Form 20-F/A
period 2002-12-31
BBVA BANCO FRANCES SA
filed 2003-07-15
CIK 913059

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002
OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12568

BBVA BANCO FRANCÉS S.A.
(Exact name of Registrant as specified in its charter)

BBVA FRENCH BANK
(Translation of Registrant’s name into English)

Argentina
(Jurisdiction of incorporation)

Reconquista 199
1003 Buenos Aires
Republic of Argentina
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	New York Stock Exchange*

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each class of stock of the Registrant at December 31, 2002 was:

Ordinary Shares, par value Ps.1.00 per share—368,128,432

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_| Item 18 |X|

EXPLANATORY NOTE

          The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2002 filed by BBVA Banco Francés S.A. on July 15, 2003 (the “2002 Form 20-F”) is to include an amended audit report relating to our consolidated financial statements as of December 31, 2002 and for the fiscal year then ended. Except for the addition of the audit report, no changes have been made to the 2002 Form 20-F.

          This 20-F/A consists of a cover page, this explanatory note, the above-described amended audit report and the signature page.

          Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2002 Form 20-F or reflect any events that have occurred after the 2002 Form 20-F was filed.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
BBVA BANCO FRANCES S.A.
Reconquista 199
Buenos Aires, Argentina

1.	We have audited the accompanying consolidated balance sheet of BBVA BANCO FRANCES S.A. and subsidiaries (entities organized under Argentine Legislation, except Banco Francés (Cayman) Limited, incorporated under the laws of Cayman Islands) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal year then ended (all expressed in thousands of Argentine Pesos). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	The consolidated balance sheet of BBVA BANCO FRANCES S.A. and its subsidiaries as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2001 and 2000, presented for comparative purposes, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 30, 2002 (except for note 1.3 which is as of June 12, 2002) and included explanatory paragraphs for uncertainties regarding the financial statements for the fiscal year ended December 31, 2001 related to: (a) the future effects that the prolongation of the economic crisis in Argentina could have on the recoverability of the accounting value of the holdings of securities issued by the Argentine federal government and governments of Argentine provinces, and outstanding receivables from credit assistance to customers in the non-financial governmental sector and the non-financial private sector and (b) the Bank’s ability to continue as a going concern.

3.	We conducted our audit in accordance with auditing standards generally accepted in the United States of America and with the “Minimum standards for independent auditors” required by Argentine Central Bank (BCRA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Bank’s management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.	As mentioned in note 4, the accompanying consolidated financial statements have been prepared in accordance with the accounting standards established by the BCRA applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to business enterprises in general.

5.	In our opinion, the consolidated financial statements indicated in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCES S.A. and subsidiaries as of December 31, 2002 and the results of their operations and cash flows, for the fiscal year then ended, in conformity with the rules established by the BCRA applicable to consolidated financial statements.

6.	As explained in note 1.1 to the accompanying consolidated financial statements, from the last quarter of 2001, the Republic of Argentina has experienced a sudden and significant deterioration in its economy which led the Federal Government to enact a series of measures, including: a) the announcement of the default in paying most of its public debt, b) the devaluation of the Argentine currency, c) the mandatory conversion of assets and liabilities denominated in foreign currencies into pesos, and d) restrictions of depositors on withdrawal of funds deposited in the financial entities. Additionally, the economic crisis resulted in a significant increase in domestic prices, a significant decrease in deposits in financial entities and a worsening in the debtors’ payment capacity. Such measures, as well as the resulting effects of the economic crisis, have significantly affected the financial system as a whole as well as the Bank and its subsidiaries. As of the date of issuance of this report, the Government is considering various measures in order to address the effects of the crisis and resolve the structural problems inherent in both the Argentine economy and financial system.

7.	The accompanying financial statements have been prepared assuming the Bank will continue as a going concern. The resolution of the economic crisis described in paragraph 6 above and note 1.2 to the accompanying consolidated financial statements may impact the Bank’s ability to recover as of December 31, 2002, (i) its government bonds and credit assistance granted to the government sector (note 1.2.3 to the financial statements), amounting to thousand of pesos 10,318,576 and representing 64% of the Bank’s total assets as of December 31, 2002, and (ii) the assets mentioned in notes 1.2.6 and 1.2.7 to the financial statements;. Furthermore, as of the date of issuance of this report, a decision by the BCRA is still pending regarding: (i) the determination of the final amount of the compensation generated in the devaluation and conversion into pesos in accordance with the Decree No. 905/2002 and as supplemented (note 1.2.2 to the financial statements), and (ii) the required facilities related to the minimum cash requirements (note 1.2.10 to the financial statements). Such pending approval, and the final outcome of the remaining uncertainties referred to above, could continue to affect the financial position and equity of the Bank and its subsidiaries and raise substantial doubt about the Bank’s ability to continue as a going concern. Management’s plans concerning these matters are also described in note 1.2.1. The consolidated financial statements as of December 31, 2002 do not include any adjustments that might result from the outcome of these uncertainties.

8.	Accounting rules established by BCRA applicable to consolidated financial statements vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss for the fiscal year ended December 31, 2002 and the determination of stockholders’ equity (deficit) at December 31, 2002 to the extent summarized in Note 37 to the consolidated financial statements.

Buenos Aires, February 20, 2003,
except for notes 1.3. and 37 which are as of July 1, 2003

DELOITTE & Co. S.R.L.

CARLOS A. HAEHNEL Partner

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report on Form 20-F/A on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Marcelo Gustavo Canestri
Name: Marcelo Gustavo Canestri Title: Chief Financial Officer

Date: July 15, 2003