Form 20-F
period 2002-12-31
BBVA BANCO FRANCES SA
filed 2003-07-15
CIK 913059

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-12568

BBVA BANCO FRANCÉS S.A.

(Exact name of Registrant as specified in its charter)

BBVA FRENCH BANK

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation)

Reconquista 199

1003 Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	New York Stock Exchange*

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2002 is:

Ordinary Shares, par value Ps.1.00 per share—368,128,432

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the regist  ant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☒

BBVA BANCO FRANCÉS S.A.

IMPORTANT NOTICE: CRISIS IN ARGENTINA

THIS ANNUAL REPORT CONTAINS IMPORTANT INFORMATION ABOUT BANCO FRANCÉS AND SIGNIFICANT EVENTS IN ARGENTINA. SOCIAL, POLITICAL, ECONOMIC AND LEGAL CONDITIONS IN ARGENTINA HAVE UNDERGONE TREMENDOUS CHANGES. PRESIDENTIAL ELECTIONS TOOK PLACE ON MAY 25, 2003. WE CANNOT ANTICIPATE HOW AND TO WHAT EXTENT DECISIONS OF THE NEW ADMINISTRATION WILL IMPACT OUR CONDITIONS AND AFFECT OUR OPERATIONS.

PRESENTATION OF FINANCIAL INFORMATION

Impact of Argentine Crisis on Presentation of Financial Information

Changes to Argentine law have had a significant impact on our operations. The events described in this annual report, including the conversion of certain of our dollar-denominated assets and liabilities into peso-denominated assets and liabilities and the devaluation of the peso, took place after December 31, 2001, and are reflected in our financial statements for the fiscal year ended December 31, 2002. Because of the changes in Argentine law and their impact on our operations, any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 are meaningless.

As more fully explained in note 1.1 to the consolidated financial statements, from the last quarter of 2001, the Republic of Argentina (“Argentina”) has found itself immersed in a delicate economic context which led the Argentine Government (the “Government”) to take a series of measures which have affected the financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected as well. As of the date of issuance of this report the Government is analyzing the additional measures intended to lessen the effects of the crisis and solve the structural problems affecting both the economy and the financial system.

Our financial statements have been prepared on the assumption that we will continue as going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of the public debt and the plan and actions to be implemented by the Bank and its subsidiaries will allow us to continue our operations. Our independent accountants have raised doubts about our ability to continue as a going concern given the existing uncertainties and their potential effect on the Bank.

The impact of the crisis on the Bank’s equity and financial position as of December 31, 2002 was acknowledged in accordance with the regulations of the Banco Central de la República Argentina (the “Central Bank”) and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

General

Banco Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Central Bank related thereto, (“Argentine Banking GAAP”) which differ in some respects from generally accepted accounting principles in Argentina (See note 4.4 to our consolidated financial statements) and the accounting principles in the United States (“U.S. GAAP”). See note 37 to our consolidated financial statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars, references to “Ps.” or “peso” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The consolidated financial statements are presented in accordance with the guidelines of Technical Resolution No. 4 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de

Consejos Profesionales de Ciencias Económicas—“FACPCE”) and the disclosure standards set by the Central Bank.

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using adjustment rate derived from the internal Wholesale Price Index (“WPI”) published by the National Institute of Statistics and Census (INDEC).

According to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based on the prevailing economic stability conditions and accordingly with National Securities Commission (CNV) General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

After the close of the fiscal year, by Communication “A” 3921 of the Central Bank and General Resolution No. 441/03 of the CNV in compliance with Decree 664/03 of the Federal Executive Branch of Argentina (the “Executive Branch”), application of the restatement method on financial statements in equivalent purchasing power was suspended as of March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

On October 6, 1997, the Ordinary and Extraordinary Shareholders’ Meeting of Banco Francés’ predecessor, Banco Francés del Río de la Plata S.A., decided to change Banco Francés’ fiscal year-end from June 30 to December 31 of each year. As a result of this change, certain financial information presented in this annual report is presented by providing financial information relating to the fiscal years ended December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999 and the irregular six-month fiscal year ended December 31, 1998 (reflecting the transition period to the December 31 fiscal year-end).

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2002	2001	2000
Banco Francés Cayman Ltd. and subsidiary	X	X	X
BBVA Uruguay S.A. and subsidiary(1)		X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary	X	X	X
Atuel Fideicomisos S.A.	X	X	X

(1)	Former Banco Francés Uruguay. In fiscal year ended December 31, 2000, it was merged with Banco Exterior de América S.A. See note 8 to the consolidated financial statements. The Bank sold its entire equity interest in BBVA Uruguay to BBVA in May 2002.

On August 11, 1997 we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”) for the purchase price of Ps.401.8 million. The difference between the amount paid and the net equity value acquired of approximately Ps.203 million was booked as goodwill, the majority of which was subsequently reversed against shares issuance premium. We completed this merger of the two banks by final registration with the governmental regulatory agency of corporations Inspección General de Justicia—IGJ on March 5, 1998. To effect the merger, Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. Each Banco de Crédito shareholder received one ordinary share for each 3,926 Banco de Crédito shares held. Unless otherwise indicated, financial information contained in this annual report for the fiscal year ended June 30, 1998 and for any period thereafter reflects the merger with Banco de Crédito. See “Information on the Company—History and development of the company”.

As a result of the acquisition of Banco de Crédito, we acquired control of Consolidar Compañía de Seguros de Retiro S.A., Consolidar Compañía de Seguros de Vida S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“Consolidar AFJP”) (the “Consolidar entities” or the “Consolidar Group”), and also acquired control of Crédito Argentino Sociedad de Bolsa S.A. which was liquidated in 2000. Unless otherwise indicated, financial information contained in this annual report and for the fiscal year ended June 30, 1998 and for any period thereafter, reflects the consolidation of each of the Consolidar entities up to date and of Crédito Argentino Sociedad de Bolsa S.A. up to fiscal year ended December 31, 1999. Prior to the acquisition of Banco de Crédito, the Consolidar Group was accounted for by the equity method.

On November 5, 1999, Banco Francés S.A. and Banco Bilbao Vizcaya (“BBV”) (today Banco Bilbao Vizcaya Argentaria S.A., or “BBVA”), executed a share purchase-sale agreement, whereby Banco Francés acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for an amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A. (a trust company), for an amount of Ps.79 thousand. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. In fiscal 2002 this goodwill was fully amortized.

In November 2001, Credilogros Compañía Financiera S.A. (“Credilogros”) and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros holds a 50% interest. See note 6 to the consolidated financial statements.

In May 2002 Banco Francés sold 60.88% interest in BBVA Banco Uruguay (“BBVA Uruguay”) to BBVA for the amount of US$55 million. This transaction was approved by the Bank´s board of directors at the meeting held on May 13, 2002, and approved by the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares mentioned was collected on the date the transaction was carried out.

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float, and as of June 12, 2003 traded at approximately Ps.2.84 per US$1.0.

See note 4.2 to the consolidated financial statements. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since June 30, 1998.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such us exchange rate and Consumer Price Index (“CPI”);

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors”.

Accordingly, you should not rely completely on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them. The accompanying information in this annual report, including, without limitation, the information under “Information on the Company”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause the material differences between any forward-looking statements and actual results.

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “Banco Francés”, the “Bank” and terms such as “we,” “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Recent Events in Argentina

Substantially all of our operations, property and customers are located in Argentina. Therefore, the performance of our loan portfolio, our financial condition and the results of our operations depend primarily on the macroeconomic and political conditions prevailing in Argentina. In response to the Argentine political and economic crisis that began in 2001, the Government has undertaken numerous and far-reaching initiatives that, especially in 2002, have radically changed the macroeconomic and regulatory environment for doing business in Argentina generally, and for the financial industry in particular. As of the date of this annual report there are still several measures pending to be undertaken by the Government which are under discussion by the Argentine authorities. See “Information on the Company—Recent political and economic developments in Argentina”.

The impacts of the crisis on the Bank’s equity and financial position as of December 31, 2002 was accounted for in accordance with the regulations of the Central Bank and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

Selected Financial Data

The information in this section has been selected from the consolidated financial statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, consolidated financial statements, and related notes. The selected financial data for the fiscal years ended December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999 and December 31, 1998 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

Changes to Argentine law have had a significant impact on our operations. Such changes in the law and their impact on our operations have rendered any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless.

Our financial statements have been prepared on the assumption that we will continue as a going concern, but our independent accountants have raised doubts as to our ability to do so.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina” and “Factors Related to Banco Francés”.

	At or for the Fiscal Year Ended December 31,				At or for the Irregular Fiscal Year Ended December 31, 1998(8)(9)
	2002	2001(9)	2000(8)(9)	1999(8)(9)
	(in thousands of pesos)(1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	5,622,621	2,996,879	2,627,714	2,212,146	967,173

Financial expenses	(4,578,507)	(1,398,915)	(1,188,397)	(990,195)	(495,048)

Gross Intermediation Margin	1,044,114	1,597,964	1,439,317	1,221,951	472,125

Provision for loan losses	(650,576)	(1,117,734)	(294,594)	(329,355)	(142,561)

Service charge income	544,729	1,164,174	1,145,371	1,118,029	581,575

Service charge expenses	(57,604)	(125,689)	(109,666)	(100,606)	(51,124)

Operating expenses	(862,797)	(1,382,911)	(1,396,945)	(1,403,144)	(752,087)

Net other income (Net other expenses)	(685,050)	11,406	(192,625)	(148,381)	30,331

(Loss) / Income before income tax	(667,184)	147,210	590,858	358,494	138,259

Income tax	(21,590)	(42,732)	(185,919)	(154,615)	(69,825)

Monetary Loss	(611,942)	—	—	—	—

Net (Loss) / Income	(1,300,716)	104,478	404,939	203,879	68,434

(Loss) on Minoritary interest in Subsidiaries	58,655	(73,681)	(41,067)	(44,434)	(1,973)

Final Consolidated (loss) / Income	(1,242,061)	30,797	363,872	159,445	66,461

Net income per Ordinary Shares(2)	(4.30)	0.15	1.74	0.80	0.36

Net income per ADS(2)	(10.12)	0.44	5.21	2.41	1.07

Cash dividends per Ordinary Share	—	—	0.35	0.20	0.10

Cash dividends per ADS	—	—	1.05	0.60	0.30

Average Ordinary Shares outstanding (000s) Primary	288,880	209,631	209,631	198,163	186,631

Amounts in accordance with U.S. GAAP:

Net (loss) Income	(2,901,085)	(3,326,920)	274,530	283,455	115,234

Net (loss) Income per Ordinary Share(2)	(10.04)	(15.87)	1.31	1.43	0.62

Net (loss) Income per ADS(2)	(30.12)	(47.61)	3.93	4.29	1.85

At or for the Fiscal Year Ended December 31,	At or for the Irregular Fiscal Year Ended December 31, 1998(8)(9)
2002	2001(9)	2000(8)(9)	1999(8)(9)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP

Cash and due from banks	1,042,910	1,885,168	1,161,741	1,112,798	888,810
Government and private securities	2,223,388	1,495,552	3,228,156	2,720,737	2,620,601
Loans, net of allowances	9,215,701	15,994,444	14,391,550	13,211,730	12,223,634
Other assets	3,664,698	2,831,436	10,065,656	(7)	6,814,621	6,914,360
Total assets	16,146,697	22,206,599	28,847,102	(7)	23,859,887	22,647,405
Deposits	6,870,571	15,029,047	17,485,866	14,352,451	12,501,954
Other liabilities	7,264,899	5,122,532	9,156,079	7,579,859	8,620,458
Total liabilities	14,135,470	20,151,579	26,641,945	21,932,310	21,122,413
Total stockholders’ equity	2,011,227	2,055,020	2,205,157	1,927,577	1,524,992
Amounts in accordance with U.S. GAAP
Total Assets	12,082,282	18,026,299	29,024,690	(7)	25,412,110	25,381,645
Total Stockholders’ equity	(2,803,475)	(999,424)	2,439,546	2,275,912	1,770,097

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP
Profitability and Performance
Return on average assets(3)	-6.48%	0,12%	1.38%	0.69%	0,26%
Return on average stockholders’ equity(4)	-61.09%	1,45%	17.61%	9.24%	4,26%
Services charge income as a percentage of operating expenses	63.14%	84.18%	81.99%	79.68%	77.33%
Operating expenses as a percentage of average assets(5)	4.50%	5.42%	5.30%	6.03%	2.98%
Capital
Stockholders’ equity as a percentage of total assets	12.46%	9.25%	7.64%	8.08%	6.73%
Total liabilities as a multiple of stockholders’ equity	7.03	x	9.81	x	12.08	x	11.39	x	13.85	x
Credit Quality
Allowances for loan losses as a percentage of total loans	10.27%	7.37%	3.01%	3.72%	4.20%
Non-performing loans as a percentage of gross loans(6)	11.19%	3.95%	3.91%	5.01%	5.90%
Allowances for loan losses as a percentage of non-performing loans(6)	91.79%	186.48%	77.03%	74.15%	71.15%

(1)	Except per-share and per-ADS data and financial ratios.

(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(4)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(5)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Non-performing loans include all loans to borrowers classified as “problem”, “deficient servicing”, “high insolvency risk”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.
(7)	Includes unused collections.
(8)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See notes 4.1 and 5 to the consolidated financial statements.
(9)	The financial statements for the fiscal year ended December 31, 2001, 2000, 1999 and 1998, were restated in the December 31, 2002 currency by applying the adjustment rate derived form the internal WPI published by INDEC.

Cash Dividends

The table below shows the cash dividends paid on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. The Central Bank requires that we maintain 20% of our net income in legal reserves. In addition, since April 2002 the Central Bank has suspended the payment of dividends by Argentine financial institutions.

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS
	Ps.	US$(1)	Ps.	US$(1)
December 31, 2002(2)	—	—	—	—
December 31, 2001(2)	—	—	—	—
December 31, 2000	0.35	0.35	1.05	1.05
December 31, 1999	0.20	0.20	0.60	0.60
December 31, 1998	0.10	0.10	0.30	0.30
1998(3)	0.20	0.20	0.60	0.60

(1)	Based upon the closing exchange rate quoted by Banco Nación on the date of payment.
(2)	Since April 2002, the Central Bank has suspended the payment of dividends by Argentine financial institutions.
(3)	For fiscal year ended June 30, 1998.

Exchange Rates

The following table shows the annual high, low, average and year-end free and controlled exchange rates for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High	Low	Average(1)
Month Ended May 31, 2003(4)	Ps. 2.9500	Ps. 2.7485	Ps. 2.8357
Month Ended April 30, 2003(4)	Ps. 2.9792	Ps. 2.8295	Ps. 2.8946
Month Ended March 31, 2003(4)	Ps. 3.2187	Ps. 2.8710	Ps. 3.0747
Month Ended February 28, 2003(4)	Ps. 3.2317	Ps. 3.0848	Ps. 3.1632
Month Ended January 31, 2003(4)	Ps. 3.3625	Ps. 3.0633	Ps. 3.2582
2002 (through December 31)(4)	Ps. 3.8675	Ps. 1.0000	Ps. 2.9793
2001 (through December 31)(3)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000
2000 (through December 31)(2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000
1999 (through December 31)(2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000
1998 (through December 31)(2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000
1998 (through June 30)(2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000

(1)	The average of monthly average rates during the period.
(2)	Source: Banco Nación.
(3)	Source: Banco Nación. From December 23, 2001 through January 11, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(4)	Source: Central Bank.

The exchange rate on June 12, 2003 was Ps. 2.84 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires—“BCBA” and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars because that The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2002 and for the five most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 184% vis-à-vis the dollar.

	At or for the Fiscal Year Ended December 31,				Irregular six- month Fiscal Year Ended December 31, 1998	At or for the Fiscal Year Ended June 30, 1998
	2002	2001	2000	1999
Devaluation Rate	236.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exchange Rate	3.3600	1.0000	1.0000	1.0000	1.0000	1.0000
Inflation Rate(1)	118.21%	(5.45)%	2.61%	1.12%	(5.03)%	(2.00)%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

The following discussion should be read together with this annual report including the consolidated financial statements.

Factors related to the economic crisis in Argentina

General Overview

Most of our operations and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and may continue to adversely affect Banco Francés’ financial position and results of operations.

In November 2001, following four years of recession, high level of external indebtedness and peaked country risk, Argentina fell into a delicate economic situation marked by a significant decrease in deposit levels, high interest rates, currency depreciation, a significant decline in the demand of products and services and a significant increase in the level of unemployment. The Government’s capacity to fulfill its obligations and the access to credit lines was also affected by these circumstances.

In the last quarter of 2001, significant deposits were withdrawn from Argentine financial institutions as a result of the lack of confidence in the country’s economic future and the ability of the Government to sustain the peso’s parity with the dollar. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults which in turn undermined the ability of many Argentine banks to pay their depositors.

On December 1, 2001, owing to the severe loss of deposits from the financial system, the Government issued Decree No.1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy. These restrictions, known as the “corralito”, were relaxed during the first six-month period of 2002 to permit withdrawals of salaries, among other exceptions. As of December 2, 2002, all cash restrictions on demand accounts were removed, putting an end to the so-called “corralito”.

On December 21, 2001, after declaring a state of siege, President Fernando De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On December 23, 2001, interim President Rodriguez Saá declared that it would be impossible to pay on almost all of Argentina’s sovereign debt.

Following his resignation, only one week after his appointment, the Legislative Assembly on January 1, 2002 elected Peronist Senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa until December 2003. During his appointment, President Duhalde and his Government undertook a number of far-reaching initiatives including:

•	ending the Convertibility Law, with the resulting devaluation of the peso;

•	converting debts denominated in foreign currency, subject to Argentine law, with local financial institutions into peso-denominated debts at a one-to-one exchange rate;

•	converting dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of 1.4 pesos per dollar;

•	restructuring bank deposits and continuing restrictions imposed on bank withdrawals and transfers abroad during the worst part of the crisis (subsequently these measures were replaced with more flexible ones);

•	enacting an amendment to the Central Bank’s charter to allow it to print currency in excess of the amount of the reserves it holds, make short-term advances to the Government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the mandatory sale by all financial institutions of all their foreign currency within Argentina to the Central Bank at an exchange rate 1.4 pesos per dollar;

•	providing the issuance of compensatory bonds to compensate financial institutions for the negative effects of the devaluation and for the mandatory conversion of deposits and debt obligations denominated in any foreign currency into pesos at different exchange rates;

•	ratifying the suspension of payment of almost all of Argentina’s sovereign debt governed by Argentine law; and

•	establishing optional swap programs for depositors that would give them advance access to their rescheduled deposits, which should have been refunded in installments according to various payment schedules (the “Rescheduling”) beginning March 2002.

On April 23, 2002, Jorge Remes Lenicov, the Minister of Economy appointed by President Duhalde, resigned. Remes Lenicov was replaced by Jorge Lavagna on April 26, 2002.

The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the Government or any particular set of economic policies has created an atmosphere of great uncertainty. President Duhalde announced his decision to resign on May 25, 2003 and called for a presidential election in advance to be held in March 2003, with the new administration taking office in May 2003. The Government decided to call for internal elections in December 2002, and this schedule was objected to in court. As a result of an agreement entered into by President Duhalde and the majority of the governors of the provinces, a new schedule to hold the elections was defined through Decree No. 2356/2002 and presidential elections were finally held on April 27, 2003.

During 2002, measures implemented whether by decrees, Central Bank’s communications or legislation passed by the Argentine Congress (the “Congress”), attempted to redress the effects of amending the Convertibility Law, and to recover access to financing, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

A year and a half has passed since the start of the crisis in the Argentine financial system and, in spite of certain encouraging developments for the sector, such as the relative stabilization of some economic variables and a sustained growth of deposits since mid-2002, there are still a considerable number of macro-economic uncertainties and impediments which affect the normalization of the banking system.

The devaluation of the peso and subsequent economic measures may not stimulate economic growth and redress the effect of unemployment in Argentina.

On January 6, 2002, the Congress enacted the Public Emergency and Foreign Exchange System Reform No. 25,561 (the “Public Emergency Law”) that introduced significant changes to the economic model implemented until that date and put an end to eleven years of dollar-peso parity under the Convertibility Law approved in March 1991. The new law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

On January 10, 2002, the Executive Branch established a temporary dual exchange rate system, comprised of a fixed rate for certain import and export transactions and other related transactions at 1.4 pesos per dollar and a free exchange rate determined by the market for all other transactions.

On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the peso to trade well above the 1.4 pesos per dollar rate used by the Government. As a result, the Central Bank intervened on several occasions by selling dollars in order to support the peso. However, the Central Bank’s ability to support the peso by selling dollars depended on its limited dollar reserves and on the continuity of the financial assistance from the IMF. See “Operating and financial review and prospects—IMF Financing”.

On February 3, 2002, the Executive Branch announced the elimination of the dual exchange rate in favor of a single free exchange rate and on the same day another banking holiday was imposed, preventing the conversion of pesos until February 11, 2002. Furthermore, the Central Bank approved only a limited number of transactions involving the transfer of foreign currency abroad.

Pursuant to Emergency Decree No. 214 published in the Official Gazette on February 4, 2002 (the “Emergency Decree No. 214/02”), the Government determined the conversion of: (1) all obligations, whatever their cause or origin, to deliver sums of money stipulated in dollars or any other foreign currency outstanding as of the date of enactment of the Public Emergency Law, (2) all foreign currency-denominated bank deposits into peso-denominated bank deposits at an exchange rate of 1.4 pesos per dollar-denominated, and (3) all foreign currency-denominated debts with the financial system into peso-denominated debts at a one-to-one exchange rate. Later, Decree No. 410 dated March 1, 2002 (the “Decree No. 410/02”) established certain exceptions to the mandatory peso conversion, including credit card balances for purchases made abroad, obligations of the private or public sector to pay sums of money in foreign currency governed by foreign law and bank deposits with local financial institutions made by foreign banks or institutions and converted into credit lines effectively held and applied for terms of at least four years. The obligations of any nature or origin to be generated after the Public Emergency Law has been enacted may not include or become subject to any adjustment provision.

By the first half of 2002 the peso had devalued by 290% the Central Bank had lost a large portion of its reserves and there had been a significant increase in domestic money supply following the granting of rediscounts to banks. Beginning in July 2002, economic agents began to consider that the depreciation of the peso in real terms had been excessive, and the demand for pesos began to grow, stabilizing the exchange rate for the dollar. Beginning in October, the peso recovered at a faster rate while, at the same time, the Central Bank increased its purchases of foreign currency. At the end of 2002, the peso recorded a cumulative depreciation of 240%, with a dollar rate at 3.36 pesos per dollar. At June 12, 2003 the dollar rate was at 2.84 pesos per dollar.

The change in monetary system brought with it new regulations that required renegotiation and changes in contractual relationships that affected the operation of the Argentine economy, resulting in numerous legal disputes that have yet to be resolved.

In the first quarter of 2002 the economy recorded its largest reversal in the last 20 years (-16.3% on a year-on-year basis). The main declines were recorded by consumption and domestic investment, as a result of shrinking incomes following the devaluation and subsequent conversion to pesos, combined with the absence of a stable legal framework. In the following quarters, GDP showed a slight improvement in deseasonalized terms, driven by exporting and import substitution sectors, which benefited from the depreciation of the peso. Even so, output was down 10.9% for the year, because of the predominance of the fall in activity in service sectors that represent over 60% of GDP.

Following three years of deflation and almost a decade of inflation at less than one digit, retail prices increased 40.9% in 2002. The WPI recorded a far larger rise, as a result of the change in relative prices in favor of tradable goods caused by the devaluation, increasing 118% for the year. In April the consumer price index (the “CPI”) recorded monthly inflation of 10.4%, but from there peak rates fell steadily month by month to an average rate of 0.3% in the last quarter of the year. The largest increases took place in Food and Beverages (almost 60% for the year), while service prices recorded substantially lower increases, in part due to the conversion into pesos of public utility rates. Considering that the Argentine peso devalued by 240% over the year, the pass-through to prices has been notably low, and far below the rate recorded in similar situations in the past, reaching only 16.3% in 2002. This was due mainly to the severe recession and high level of unemployment that prevented adjustments to nominal wages, leading to a considerable lag in real wages and preventing the transfer to prices of the devaluation in the case of non-tradable goods.

In spite of the significant increase in the real rate of exchange implicit in the relative variations in the nominal exchange rate and domestic prices, the performance by exports was still weak. Exports in 2002 were 4.8% lower in value terms than in 2001, mainly as a result of a fall of 4.5% in international prices. Export volumes showed little dynamism, in spite of the sharp increase in the competitiveness of Argentine products, because of the lack of available finance and the volatility of the exchange rate. Nevertheless, the approximately 56% decline in imports led to a trade surplus of US$15,547 million, a record for the last 30 years in constant dollar terms. After considerable instability in money markets and a contraction in the demand for pesos in the first six months of the year, the Central Bank began to purchase part of the enormous balance of payments surplus with reserves at a rate of over US$500 million per month.

In addition, after a first quarter during which tax revenues fell sharply, tax receipts began to pick up as a result of the effect of withholdings on exports and the impact of inflation on sales taxes such as VAT. Export withholdings were introduced in March to help shore up declining revenues by taxing the sectors that benefited from the devaluation, and in the middle of the year rates were increased from 10% to 20% in the case of cereals and oilseeds and their by-products. Payments on account of the tax on checks were eliminated, and these two taxes totaled Ps.1,000 million monthly, increasing total annual revenues by 12%. The increase in primary spending (caused primarily by the introduction of unemployment subsidies that were made available to over 2 million unemployed heads of households) was substantially lower. As a result the primary surplus rose by 54% compared to 2001, although the 44% reduction in the deficit was mainly the result of default on the public sector external debt held by private creditors, as interest payments continued to be made on multilateral lending agency debt.

The collapse of activity levels in the first half of 2002 caused an even sharper deterioration in the labor market. The unemployment rate increased to 21.5% in May, the highest level since records began to be kept, taking the total number of unemployed people in urban areas to over 3 million. The crude reality of these figures, together with the increase in the cost of the basic food basket, which forced over 50% of the population below the poverty line, drove the government to introduce a program of subsidies for unemployed heads of household. Mainly because some of the beneficiaries of this program perform jobs in exchange for the benefit, employment levels increased in the October survey, lowering the unemployment rate to 17.8%. In the second part of the year there was also a modest increase in employment in the private sector as a result of growth in the tradable goods sector. Industrial activity, driven by exports and import substitution, began to recover in April reaching a monthly growth rate of 1.7% in the last quarter of 2002.

Positive trends continued in the first half of 2003. However, a new administration took office on May 25, 2003 in Argentina, under the mandate of President Néstor Kirchner, and no assurance can be given that measures coming from the new Government wild not have a negative impact in the slight economic recovery of these last months.

Recent appreciation of the peso improved debtors’ capacity to repay loans classified as non-performing. However, it is still too early to determine what the real appreciation of the peso will be in the medium term and if its positive effects will impact our results.

Large corporations in Argentina, mainly utility companies, which were indebted in foreign currency in the international markets, did not have their debt converted into pesos during the crisis, because their loans were not granted under Argentine Law. Most of these companies have defaulted on their debt and are negotiating with the banks the repayment of debt, subject to, in most cases, the adjustment of tariffs in the local market which the companies are negotiating with the Government.

Although the appreciation of the peso improves the economic situation of these companies and could benefit Argentine banks in the recoverability of dollar–denominated loans, no assurance can be given that such appreciation will continue on that the improvement will be used to repay the non-performing loans owed to the Argentine banks.

The appreciation of the peso has led to more flexible exchange control measures that may be once again tightened following the economic plan of the new administration that took office on May 25, 2003.

During the first quarter of fiscal year 2002 and as the economic crisis deepened, the Government established a series of restrictions and exchange controls, which were gradually made more flexible towards the end of fiscal year 2002, owing to the stability of the exchange parity.

By Decree No. 260 dated February 8, 2002, the Executive Branch established a single and free exchange market by which all exchange transactions in foreign currency should be conducted.

Foreign exchange transactions in the free market have, among others, the following characteristics:

i.	The exchange rate is freely agreed between supply and demand. As of December 31, 2002, the exchange rate was 3.363 pesos to each dollar, and on June 12, 2003, the peso/dollar exchange rate was 2.84 pesos per US$1.00 pursuant to the quotation of the Banco Nación;

ii.	Foreign exchange transactions may only be carried out at institutions authorized by the Central Bank;

iii.	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations;

iv.	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with;

v.	The foreign trade transactions as well as the transfers abroad are regulated by the Central Bank as regards previous agreement and the settlement and term method, according to the kind of transaction; and

vi.	Income and dividend payments abroad related to audited balance sheets are permitted, except for financial institutions.

In accordance with Communication “A” 3880, the maximum limit of foreign exchange position of financial institutions, basically made up of the foreign currency holding plus availabilities in that currency within the country or abroad and foreign currency term transactions, was equal to 10% of the Computable Net Worth registered as of November 30, 2001, with a minimum requirement adding to the sum of US$1,000,000 for banking institutions.

From February 2002 until August 8, 2003, prior approval of the Central Bank is required for transfers of funds outside Argentina by, among others, private companies such as the Bank, when such transfers are related to debt principal or interest repayments to be made until February 8, 2003, to the cancellation of forward contracts and to other financial derivatives or distributions of income or dividends to be made until February 8, 2003 (except for financial institutions), except for certain payments, including payments of principal on loans from international institutions, debts with banks which financed project finance transactions with international institutions, debts with multilateral lending entities and debts with official credit agencies and export credit insurance companies.

However, restrictions became more flexible toward the end of 2002. Among the new exchange conditions set forth by the Central Bank, it is worth mentioning that: (i) non-financial private sector and companies are not required to obtain the prior approval of the Central Bank to transfer funds abroad for the purposes of repaying financial debt principal and/or interest provided compliance with certain conditions, (ii) the prior authorization for the transfer of funds abroad in order to effect payment of interest on financial debt pending payment should not be required provided that such transfer is made up to 15 days prior to the expiration date and (iii) Argentine companies may freely transfer corporate income and dividends corresponding to audited financial statements of local companies with no need for approval by the Central Bank, with the exception of financial institutions.

In addition, on March 7, 2003 the Central Bank, by Communication “A” 3889 effective as of May 1, 2003, established that the absolute value of the global position in foreign currency may not exceed 30% of the computable equity liability for the immediately preceding month or the sector’s own liquid resources, whichever is the least.

Furthermore, on May 6, 2003, the Central Bank issued a series of new regulations to give more flexibility to the foreign currency transactions. The main changes were: (i) an extension from 30 to 90 business days in the term for settling the collection of exported goods and services, (ii) elimination of the obligation to assign to the Central Bank a certain portion of the foreign currency originated in the collection of exports for shipments exceeding a value of US$1,000,000, (iii) payment in advance for debts with foreign countries deriving from the importation of goods regardless of their agreed maturities, (iv) abrogation of the prior conformity requirement in force for the cancellation of capital services on financial debts, other than debts of financial entities which opted for the refinancing mechanism established by the Central Bank according to the provisions of Decree N° 739 dated April 1, 2003 (“Decree No. 739/03”), and (v) on extension of the limit for residents in Argentina to have access to the foreign-exchange market in order to purchase foreign assets, involving an increase of the limit from US$300,000 to US$500,000 per month and per person or legal entity.

As regards the treatment of the financial debt of those financial entities which opted for the refinancing mechanisms offered by the Central Bank though—chapter II of Decree No. 739/03—, by Communication “A” 3940 dated April 30, 2003 it was established that such entities would have to normalize the situation of their external liabilities before 5 December 5, 2003 and undertake to start negotiations and make the relevant presentation to the Central Bank before July 31, 2003. In addition, such entities must inform the Central Bank regarding the degree of advancement achieved in their negotiations with the foreign creditors within three business days after the close of the months of September and October 2003.

Although measures leading to a more flexible exchange control are being implemented, no assurance can be given that the Government will not impose tight restrictions on the exchange controls in the future.

Although the asymmetric conversion of assets and liabilities into pesos was compensated by the Government with Bonds, an indefinite amount of this compensation is still pending. Losses related to exchange rate differences in the refunding of deposits via lawsuits and substitution of the CER (Stabilization Index) for the CVS (Salaries’ variation Index) adjustment in mortgage loans and certain personal and pledge loans are still pending compensation by the government. The profitability and continuity of financial institutions may be materially affected if these losses are not compensated by the Government.

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02, a compensation for financial institutions consisting of compensatory bonds was established to redress the negative monetary effects arising from conversion into pesos at an asymmetrical exchange rate of assets and liabilities denominated in foreign currency, as well as for the net negative position in foreign currency resulting from the conversion into pesos of certain assets and liabilities.

Emergency Decree No. 214/02 provided that the financial institutions would be compensated through the issuance of bonds by the Government for the losses derived from the conversion of assets and liabilities into pesos at different exchange rates, the resulting negative net position in foreign currency and the devaluation of the peso.

Decree No. 494 dated May 12, 2002 (the “Decree No. 494/02”) set forth a methodology to determine the amount of such compensation and provided that such compensation was intended to restore the financial institutions’ net worth as of the time of the pesification, compensating for (i) the losses resulting from the conversion into pesos of most of their obligations at an exchange rate well above the Ps.1 per dollar rate applied to the conversion into pesos of some of their credits in foreign currency, through the issuance of compensatory bonds, providing, to such end, the issuance of “Argentine Government Peso Bonds 2007” (“BODEN 2007”) and (ii) the gap of their foreign currency positions following the compulsory pesification of a portion of their assets and liabilities portfolio converting the originally peso-denominated compensatory bond into a dollar-denominated bond and, where necessary, the subscription of a compensation bond in dollars. To such end, the Government provided for the issuance of “Argentine Government US Dollar Bonds Libor 2012” (“BODEN 2012”).

Later, Decree No. 905/02 replaced Decree No. 494/02, which established a general methodology to be followed to determine the amount of compensation to be received by each financial institution in the form of compensatory bonds. Decree No. 905/02 provided that the compensation to which a financial entity was entitled should be calculated by taking into account the imbalances created on such financial institution’s unconsolidated balance sheet as of December 31, 2001, excluding from such balance sheet the assets of its foreign subsidiaries or branches but including, certain secured Government loans held by each bank’s foreign branches and subsidiaries which were considered at the value at which they were registered by the relevant foreign branch or subsidiary.

Communications “A” 3650 dated June 28, 2002 and “A” 3716 dated September 5, 2002, as supplemented, determined the compensation procedures as follows:

(a)	The balance sheet of the financial institution as of December 31, 2001, was taken as a reference point and assets affected by the Emergency Decree No. 214/02 and Decree No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included as asset;

(b)	The Net Worth resulting from the balance sheet mentioned in (a) above was adjusted by applying the exchange rate of 1.4 pesos to each dollar, or its equivalent in any other currency, to the net position in foreign currency;

(c)	The amount to be compensated was the positive difference between the Net Worth determined on the basis of (b) above and the Net Worth resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations;

(d)	The compensation for each financial institution, determined in pesos, should be paid by delivering BODEN 2007;

(e)	Financial institutions would have the right to request the swap of the BODEN 2007 for BODEN 2012 at the exchange rate of 1.4 pesos to each dollar, for up to the amount of the net negative position in foreign currency, resulting from the conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001; and

(f)	The Government, through the Ministry of Economy, issued additional bonds in dollars to be subscribed by financial institutions up to the amount of the net position in foreign currency of such financial institution and after allocating all the holdings in bonds denominated in pesos received as a compensation at a subscription price of Ps.140 to US$100 face value.

Subsequently, the Government and the Central Bank issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, requiring financial institutions to make three reports to the Central Bank. As of December 2002, all financial institutions have registered in their books the compensatory bonds.

However, there are still pending regulatory issues which could generate additional amendments to the amount of compensation determined by the financial institutions. Additionally, the Central Bank has started inspections to confirm the compensation amounts established by the financial institutions.

Furthermore, there are other losses presently borne by the financial system and which have not yet been compensated related to: a) the exchange rate differences in the refunding of deposits via lawsuits and, b) the substitution of the stabilization index (Coeficiente de Estabilización de Referencia—“CER”) for the salaries’ variation index (Coeficiente de variación salarial —“CVS”) adjustment in mortgage loans and certain personal and pledge loans:

(a) Losses related to lawsuits: The measures adopted by the Executive Branch with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Government, the Central Bank and financial institutions as the petitioners consider that the law on public emergency and its supplementary provisions are unconstitutional. Based mainly on the “Kiper against Government and Others” case, decided by the Argentine Supreme Court (the “Supreme Court”), the first instance courts massively started to dictate, through protection actions, the partial reimbursement of bank deposits in dollars or pesos at the free exchange rate. The Supreme Court has not ruled on the constitutionality sustenance of the conversion of foreign currency into pesos established by the Government.

On February 1, 2002, the Supreme Court, upon issuance of its decision in relation to a provisional measure requested in a case submitted to the consideration of such Court (case “Banco Galicia y Buenos Aires on immediate intervention in the proceedings: ‘Smith, Carlos Antonio vs. Federal Executive Branch or National State on extraordinary summary proceeding,’” the “Smith Case”) declared unconstitutional certain of the measures adopted by the Government to prevent withdrawals of deposits.

On March 11, 2002, the ABAPRA and ABA (Banking Associations) filed a “per saltum” appeal with the Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks, members of such associations, and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to attain an ordered and gradual solutions for the restrictions affecting the financial system and guaranteeing a plurality of interest.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette known as “anti-trickle down law” (ley antigoteo). This law established limitations to those precautionary measures that judges might adopt. With some exceptions, the law established that: a) the precautionary measures could not consist of giving the petitioner the deposited funds, and that b) the appeals should not be executed until they had been given the final order.

On July 24, 2002, the Executive Branch issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders should be recorded by financial institutions in chronological order and informed to the court and the Central Bank. Suspended resolutions would be complied with after the expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the case would be presented to the Central Bank and would comply with the court orders on behalf and account of the Bank.

More recently, the Supreme Court has ruled in favor of the Province of San Luis ordering that Banco Nación should return deposits of such province in the amount of US$247 million which, in 2002, had been converted from dollars into pesos. Such ruling declared the unconstitutionality of the pesification of this deposit, ordered the return of such amount in dollars or in pesos at the free exchange rate and set a term of 60 calendar days for the parties to agree as to the method and term for the return of the time deposits and further issued a warning stating that in the event the parties fail to so agree in the above mentioned term, the Supreme Court should provide for such method and time period. Although the Supreme Court’s decision is applicable only to the case in relation to which such decision is rendered, in general, the courts conform their decisions to those issued by the Supreme Court. Thus, the courts will likely order the banks to return deposits in dollars or in pesos at a free exchange rate, following the Province of San Luis case. If the impact of these potential court decisions is not covered by adequate compensation from the Government through compensatory bonds or otherwise, this situation might have an adverse effect on the financial condition of the banks.

On May 6, 2003, the province of San Luis appeared before the Supreme Court to give formal notification of its failure to reach an agreement with Banco Nación regarding the reimbursement of its deposits. The Court must make a decision in the near future as to how and when the bank must return the funds to the province. See “Factors related to Banco Francés—Legal actions”.

In light of the above issues, the constitutionality of the pesification remains unclear and banks have continued to experience decreases in rescheduled deposits. We cannot assure you that the Executive Branch or the National Judiciary (the “Judiciary”) or the Congress will solve this issue favorably for financial institutions.

(b) Substitution of CER by CVS adjustment: Emergency Decree No. 214/02 provided that all loans and bank deposits mandatorily converted into pesos would be adjusted through the application of the stabilization index (Coeficiente de Estabilización de Referencia—“CER”), which reflects the monthly variations of the consumer price index. Later, Decree No. 762/02 dated May 6, 2002 (the “Decree No. 762/02”) eliminated the application of the CER for the readjustment of certain loans, which are: (a) house mortgage loans existing as of February 3, 2002 without an amount limit, (b) consumer loans, with or without mortgage security, for an initial principal amount of up to Ps.12,000 or US$12,000 or other currency and converted into pesos existing as of February 3, 2002, and (c) consumer loans secured with pledge for an initial principal amount of up to Ps.30,000 or US$30,000 or other currency and converted into pesos existing as of February 3, 2002. In lieu of the application of the CER for the readjustment of these loans, the principal thereunder should be readjusted by applying the salaries’ variation index (coeficiente de variación de salarios—“CVS”), as calculated and published by the INDEC pursuant to Decree No. 762/02. According to such Decree No. 762/02, the Executive Branch would determine the interest rates applicable to the above mentioned loans from the date on which the CVS became effective.

Former President Eduardo Duhalde passed a law to the Congress seeking for a final decision on the pending issues of compensation for the financial system.

The asymmetric version of foreign currency assets and liabilities into pesos was compensated by the Government through compensatory bonds. However, a structural mismatch in assets and liabilities in terms and rates remains and may negatively impacting the profitability of banks.

On September 10, 2002 the Government announced the withdrawal, at the option of depositors, of the rescheduled deposits of up to a maximum amount of Ps.7,000 (excluding the CER adjustment) in force as of May 31, 2002. The withdrawal of rescheduled deposits of up to a maximum amount of Ps.10,000 (excluding the CER adjustment) was also authorized at the option of financial institutions.

Also in line with the continuing measures towards the gradual release of existing rescheduled deposits, on April 1, 2003, Decree No. 739/03 (the “Swap III—Decree 739/03”) was published by the Government in the Official Gazette and gave to the holders of rescheduled deposits and of CEDROS originally denominated in foreign currency or in pesos the option to cancel deposits either totally or partially. The optional mechanism to release such deposits depended for said cancellation upon the original nominal value of the deposit or CEDRO (i) up to Ps.42,000, (ii) over Ps.42,000 up to Ps.100,000 and (iii) over Ps.100,000. The return of the applicable amounts to depositors who exercised this option was the responsibility of the financial institutions (which had to return the amount in pesos adjusted upon application of the CER until the crediting date plus applicable interest and an interest rate set for deposits of the amounts mentioned in (ii) and (iii)), and of the Government, which had to deliver BODEN 2013 for the difference between the nominal value of the rescheduled deposit adjusted upon application of the CER as of April 1, 2003 and the dollar free market quotation up to such same date. Decree No. 739/03 provided that financial institutions might improve the conditions set forth in such decree subject to the terms of the regulation issued by the Ministry of Economy (Resolution 236/2003). The Central Bank informed that the dollar free market quotation on April 1, 2003 was 2.9792 pesos per dollar.

The Ministry of Economy, by Resolution No. 290 April 24, 2003 extended the term up to May 23, 2003 for the exercise of the above mentioned swap options, which originally matured on April, 23, 2003.

Additionally, rescheduled deposits showed a constant decrease due to refunding of deposits related to legal actions.

Due to the recent Government and Judiciary measures, liabilities adjusted by CER have been decreasing, thus creating a structural mismatch of rates and terms in the financial system. Consequently, net financial income of the banks became strongly dependent on the relative behavior of CPI (CER adjustment) versus the interest rate. As a result of the conversion into pesos of foreign currency risk assets, a significant portion of the financial system’s risk assets turned to be variable, adjusted by CER plus an annual interest rate, whereas most of the liabilities remained subject to fixed rates (with a minimum 7 day term for new deposits). Such structural mismatch is growing worse owing to the decrease in the remainder of rescheduled deposits, whether it is through the payment of legal injunctions ordering restitutions of deposits or programmed installments still in effect.

In this respect, it is important to stress that this mismatch is part of the claim made by financial institutions, which have recently received from the Government a favorable response regarding measures to be taken to redress the effects of the mismatch. This response, however, is only a partial solution to the problem. As of April 30, 2003 the Central Bank established a process to match in rate and term the loans and bonds granted by the banks to the Government and the provinces with the liquidity rediscounts received from the Central Bank (Communication “A” 3941). The rediscounts will have a variable cost adjusted by CER plus 3.5% interest annually.

Moreover, by means of Decree 739/03 the Executive Branch established that financial institutions could participate in the procedure to be established by the Central Bank for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24,144 and its modifications. On May 22, 2003, the Executive Branch issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero—“URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the Central Bank, with the authorization of the URSF, to modify the repayment conditions, established by Decree 739/03 as long as a) the assets in guarantee of such advances and /or rediscounts have an average life in excess of the term mentioned in that Decree (maximum of to installments), b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of law 21,526 and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

In addition to the structural CER assets and liabilities mismatch, the Net Financial Income of the banks is being affected by the application of Decree No. 762/02, which substituted the application of the CER for the CVS for the readjustment of certain house mortgage, personal and pledge loans, and by the exposure to the evolution of the exchange rate in relation to the foreign exchange position created another interest rate mismatch in the financial system that jeopardizes future profitability.

No assurance can be given that the structural mismatches will ever be completely solved and that the negative effect on profitability will reverse in the near future.

The economy and the solvency of the financial system may be affected by the outcome of sovereign debt restructuring expected to be carried out by the new administration.

On November 1, 2001, through Decree No. 1387/2001, the Executive Branch instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Government or the Provincial Development Trust Fund, aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms. This process was part of a first step in the restructuring of sovereign debt, which the Government called the “local tranche”.

Decree No. 1387/2001 established the basic characteristics of such secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans.

Following the conversion of foreign currency into pesos, this public sector debt, mainly in hands of banks and pension funds, was converted into pesos. Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law was applicable, at the exchange rate of 1.4 pesos to each dollar and adjustment thereof through CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Executive Branch issued Decree No. 644/2002 and 79/2003 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions were not accepted, the banks should received the securities originally submitted for the “debt swap”.

On August 27, 2002, through Decree No. 1579/2002, the Executive Branch instructed the Trustee Fund for Provisional Development to bear provincial debt in the form of government securities, bonds, treasury bills, or loans voluntary converted into secured bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/2002 and 611/2002, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/2002, and it provided the term for financial institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/2002, by which new provincial public debt eligible for the provincial public “swap debt” for guaranteed bonds issued by the Fiduciary Fund for Provincial Development was established.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt under the form of loans and provincial government securities into guaranteed bonds.

As of the date of this annual report, the restructuring of the “international tranche” of sovereign debt, which amounts to approximately US$59.8 billion is still pending.

Although the local tranche sovereign debt has already been restructured and converted into pesos there can be no assurance that it will not be included in a new restructuring process initiated by the new administration. The proposal of the new administration may include “haircuts” which could affect the solvency of the financial system and hinder even further Argentina’s access to new financing in the international markets.

The remaining approximately Ps 8.14 billion (as of May 23, 2003) in rescheduled deposits may jeopardize the current excess liquidity and the profitability of the financial system.

In an attempt to stop the withdrawal of deposits out of the financial system, the Government through Decree No. 494/02, as subsequently amended by Decree No. 620/02, set forth the general conditions and the procedure through which depositors might exchange their deposits, denominated in foreign currency or in pesos, for certain bonds of the National Treasury.

Through Resolution No. 46/2002 issued by the Ministry of Economy, depositors were offered the possibility to exercise a swap option prior to April 30, 2002. Subsequently, such date was postponed and such first exchange was replaced by another exchange (“Swap I—Decree No. 905/02”) regulated by Decree No. 90/2002 as supplemented. Decree No. 905/02 provided the mechanism pursuant to which owners of rescheduled bank deposits and demand accounts, and those depositors who opted for the voluntary exchange previously implemented through Decree No. 494/02, had the option over the course of 30 days to exchange such deposits for the new bonds issued by the Government created by Decree No. 905/02. The new bonds consisted of a peso-denominated bond maturing in 2007 and two dollar-denominated bonds maturing in 2005 and 2012. Approximately 24% of the rescheduled deposits of the financial system were exchanged for Government bonds in Swap I—Decree No. 905/02—between July 16, 2002 and August 8, 2002.

Additionally, Decree No. 905/02 established that non-exchanged rescheduled deposits would remain under the repayment schedule established by Resolution No. 6/2002 of the Ministry of Economy, as amended, but would be registered by each financial entity with the Caja de Valores S.A. (“Caja de Valores”) and would constitute publicly negotiable instruments listed in self-regulated markets in Argentina. Holders of such certificates of rescheduled deposits (“CEDROS”) would be able to apply such certificates to subscribe for initial public offerings of equity and debt securities authorized by the CNV and listed on a stock exchange. Decree No. 905/02 also established the possibility of using restructured deposits to repay loans granted by the same financial institution where the deposits are held (a practice that was already in place), subject to implementing regulations to be issued by the Central Bank.

On September 10, 2002, the Government announced a new exchange of rescheduled deposits for public bonds issued by the national government (“Swap II—Decree No. 1836/02”) and the withdrawal, at the option of depositors, of the rescheduled deposits of up to a maximum amount of Ps.7,000 (excluding the CER adjustment) in force as of May 31, 2002. The withdrawal of rescheduled deposits of up to a maximum amount of Ps.10,000 (excluding the CER adjustment) was also authorized at the option of financial institutions.

The new swap announced through Decree No. 1836/2002, dated September 16, 2002, and regulated by Communication “A” 3740 issued by the Central Bank, provided for different options applicable to holders of CEDROS and to those depositors who exercised their option at the Swap I—Decree No. 905/02. Holders of CEDROS could opt for ten-year bonds due in 2013 denominated in dollars (BODEN 2013). The price of subscription was calculated at US$100 nominal value for each Ps.140 nominal value of CEDROS. Those financial entities where the deposit had been constituted granted their holders a put option for each coupon of such bonds at a sales price in pesos resulting from conversion at the rate of Ps.140 for each US$100 nominal value and from adjusting the resulting amount according to CER as from February 3, 2002 and up to the date of maturity of the coupon. Depositors were given the option to convert the re-programmed balance into Fixed-Term Bonds issued by each entity, together with an option to convert into the currency of origin, granted by the government. On the other hand, those who opted for BODEN 2005 or BODEN 2012 as set forth by Decree No. 905/02, were given the option to request from the relevant financial entity the issuance of the put option described above or an exchange of the bonds by Fixed-Term Bonds. The original term for the option expired on October 30, 2002. Communication “A” 3797, dated November 7, 2002 extended the term to exercise the options until November 21, 2002 for cancellation in cash and until December 12, 2002 to opt for the BODEN 2013 and/or the time Note. Moreover, the term to exercise the option was extended up to mature on May 23, 2003.

Subscription of bonds to be delivered to depositors, by financial institutions, was to be made in cash, through advances granted by the Central Bank which had to be secured by assets with the public or private sector held by the financial institutions pursuant to the provisions set forth by section 15 of Decree No. 905/02, except in the case of BODEN 2012 in relation to which subscription should be made, firstly, through the exchange for reserve requirement Bonds 2002 (as defined below) held by the financial institutions.

For purposes of obtaining such bonds, financial institutions should first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002” (the “Bonds 2002”). For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions had the following options:

•	Swap them for certain assets (assistance to the public sector) in accordance with an established priority order.

•	Obtain advances from the Central Bank in pesos secured by guarantees in the amount required to acquire the above mentioned bonds.

•	Pay them with their own resources without receiving the Central Bank’s financial assistance.

Also in line with the continuing measures towards the gradual release of existing deposits, on April 1, 2003, Decree No. 739/03 (the “Swap III—Decree 739/03”) was published by the Government in the Official Gazette and gave to the holders of rescheduled deposits and of CEDROS originally denominated in foreign currency or in pesos the option to cancel deposits either totally or partially. The optional mechanism to release such deposits depended for said cancellation upon the original nominal value of the deposit or CEDRO (i) up to Ps.42,000, (ii) over Ps.42,000 up to Ps.100,000 and (iii) over Ps.100,000. The return of the applicable amounts to depositors who exercised this option was the responsibility of the financial institutions (which have to return the amount in pesos adjusted upon application of the CER until the crediting date plus applicable interest and an interest rate set for deposits of the amounts mentioned in (ii) and (iii)) and of the Government (who will have to deliver BODEN 2013 for the difference between the nominal value of the rescheduled deposit adjusted upon application of the CER as of April 1, 2003 and the dollar free market quotation up to such same date). Decree No. 739/03 provided that financial institutions might improve the conditions set forth in such decree subject to the terms of the regulation issued by the Ministry of Economy (Resolution 236/2003). The Central Bank informed that the dollar free market quotation on April 1, 2003 was 2.9792 pesos per dollar.

The Ministry of Economy by Resolution No. 290 dated April 24, 2003 extended the term up to May 23, 2003 for the exercise of the above-mentioned swap options, which originally matured on April 23, 2003.

Rescheduled deposit holders that have not opted for any of the three exchange option plans may be waiting for a favorable rule on a judicial injunction or may prefer either to wait until the maturity date or for a new and better option. Any of these alternatives may result in losses and/or a liquidity problem for financial institutions.

Recent political events create expectations as to Argentina’s economic future.

On April 27, 2003 election former president Carlos Menem came first with 24.34% (4,677,213 votes) and Néstor Kirchner had 21.99% (4,227,141 votes). Trailing behind were Recrear Federal Movement economist Ricardo López Murphy with 16.35% (3,142,848 votes), Ari’s Elisa Carrió with 14.15% (2,720,143 votes) and former San Luis Peronist Governor Adolfo Rodríguez Saá with 14.12 (2,714,760 votes). However Mr. Menem resigned to his right to compete with Kirchner in a second run. Upon Menem´s resignation, Mr. Kirchner was elected President by the Legislative Assembly and took over office on May 25, 2003.

The new administration has announced it will adopt gradualist policies while focusing on expanding domestic demand based on an extensive public works program and restoring upward social mobility. It has stressed the importance of fiscal austerity and avoiding increases in Argentina´s indebtedness. External policy targets include the strengthening of the Mercosur and relationships with Brazil while negotiating entrance into FTAA as a block. Debt restructuring talks are scheduled to begin in the last quarter of 2003 but no concrete advances have been made yet. The short term agreement with the IMF expires in August 2003 and conversations are under way to reach a long term framework, although no assurances can be given about the date or the characteristics of the new agreement

Factors related to Banco Francés

Uncertainties resulting from the current macroeconomic situation in Argentina and recent changes to regulations affecting Banco Francés could continue to affect our financial position and solvency.

The measures adopted by the Government have significantly affected the liquidity, solvency and profitability of the financial system as a whole. As a result, the Government and the Central Bank have adopted some regulations to moderate the effects of the Argentine crisis and to foster the restructuring of the financial system. As there are still some aspects pending regulation in the process of restructuring the financial system, it is uncertain whether the restructuring of the financial system as a whole and our own plans and actions will allow us to meet the solvency and liquidity requirements that will be in force in the future required by the Central Bank.

Our financial statements have been prepared on the assumption that we will continue as going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of the public debt and the Bank´s own plan and actions to be implemented by the Bank and its subsidiaries will allow us to continue our operations. Our independent accountants have raised doubts about our ability to continue as a going concern because of the existing uncertainties and its potential effect on the Bank.

Banco Francés’ liquidity and solvency was negatively affected by the crisis. The Bank decided to implement a plan to strengthen its position, which plan was in turn formally requested by the Central Bank. At the date of this annual report, Banco Francés has restored liquidity and increased capital, but the Central Bank has not yet given an opinion on the plan submitted.

Since December 31, 2001, our liquidity position has suffered, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and communications by the Central Bank, which led to frequent changes in the Bank´s positions.

The liquidity crisis became especially aggravated in the second quarter of 2002, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their peak.

At the beginning of 2002, the board of directors of the Bank decided to implement a plan to regularize and reorganize aspects related to compliance with minimum liquidity requirements, which had been affected by the liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan consisted of measures adopted in April and May 2002, in relation to the financial assistance received from BBVA and the Central Bank, the sale of the Bank´s shares in BBVA Uruguay the commencement of the implementation of an administrative restructuring plan and the capitalization of the Bank with approximately Ps.750 million. See note 1.2 to the consolidated financial statements.

Similarly, the Central Bank in exercise of its powers requested that the Bank formally submit a plan. As of July 2002, Banco Frances has regularized its liquidity position, thus complying with technical resolutions required by the Central Bank. Such plan was updated in October, 2002, February 2003 and May 2003 and as of December 31, 2002 had increased capital.

However, as of June 15, 2003, the Central Bank has not yet given an opinion in this respect and has required that the Bank explain the ways in which it will deal with the liquidity and solvency situation for the year 2003 in accordance with the Communication “A” 3940 of the Central Bank.

By means of Decree No. 739/03 the National Executive established that financial entities could participate in the procedure to be established by the Central Bank for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24,144 and its modifications. On May 22, 2003, the Executive Branch issued Decree No. 1262/03 (creating the “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the Central Bank, with the authorization of the URSF, to modify the repayment conditions, established by Decree 739/03 as long as a) the assets in guarantee of such advances and /or rediscounts have an average life in excess of the term mentioned in that Decree (maximum of seventy installments), b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of law 21,526 and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of assets assigned in guarantee, with a maximum of 120 installments. As the date of the issuance of this report, the Bank has adhered to the cancellation procedure related to such assistance as described above.

Although the Bank’s situation has improved since the third quarter of 2002 and we are optimistic as to the development of our future operations, our ability to obtain the financing we need will depend to a large extent upon factors beyond our control, our ability to obtain financing from the Central Bank and its approval of our plan. As a result, we cannot assure you that we will be able to maintain adequate levels of liquidity, and our failure to do so would have a material adverse effect on our ability to pay our debts as they mature.

Pending regulations may modify the amount to be received for compensation by Banco Francés, and there is still uncertainty as to whether a loss greater than Ps.970 million stemming from measures taken by the Government is to be compensated.

Banco Francés has submitted to the Central Bank three required information reports regarding the amount to be compensated according to the Decree No. 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by the Bank on December 23, 2002, amounts to Ps.797,300 thousand. Banco Francés applied this amount to the subscription of BODEN 2012 for a nominal value of US$569,500 thousand (at the exchange rate of 1.4 pesos to each dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested from the Central Bank an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of US$37,039, which were converted in to peso at the Ps.1.4/US$ exchange rate and adjusted by CER.

On September 11, 2002, the Central Bank credited BODEN 2012 for a nominal value of US$421,890 thousand and on October 29, 2002 for a nominal value of US$88,894 thousand (net of collateral security margin of 15%), in accordance with a previous compensation estimate. Such bonds were blocked up to March 2003, where the Central Bank liberated US$386 million nominal value of BODEN 2012. The remaining bonds are still blocked until the Central Bank’s definite approval regarding the compensation amount is given.

According to Central Bank regulations, the Bank keeps registered in its assets BODEN 2012 for an amount of Ps. 1,751,417 thousand (under “Government securities”) and BODEN 2012 to be received for an amount of Ps. 328,331 thousand (under “other receivables from financial transactions”), related to a nominal value of US$606,539 thousand. As of December 31, 2002, such amounts are pending validation on the side of the Central Bank. It is not possible at this point to determine the effect of pending issues on the compensation values registered by the Bank. The consolidated financial statements do not include any adjustment that may derive from the resolution of these uncertainties.

Pursuant to the general accounting principles in force in Argentina, the assets mentioned above should be valued at their current value. As of December 31, 2002, market values were limited to the quotation of BODEN 2012 and BODEN 2007 negotiated as from September 25, 2002 and October 29, 2002, respectively, at the BCBA and at the Mercado Abierto Electrónico (“MAE”) to values ranging from 40% to 48% of their nominal value in dollars and to surroundings value up to 65% of its nominal value in pesos, respectively. However, as of December 31, 2002 the volume of BODEN was negotiated not significant. Therefore, the market values known may not represent the actual value at which the above mentioned securities will be realized. See note 4.4 to the consolidated financial statements as of December 31, 2002.

As required by Central Bank Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to Ps.1,208,740 thousand (historical value Ps.591,301 thousand), was allocated to “Financial Income—Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos;

•	The amount of compensation received for the difference between Stockholders’ Equity as of December 31, 2001, and the Stockholders’ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each dollar, amounting to Ps.421,104 thousand (historical value

Ps.205,999 thousand), was allocated to the Stockholders´ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

Also pending is the compensation of the exchange-rate differences in the payment of deposits withdrawn under court order and the difference resulting from the application of CER and CVS to those mortgage credits qualifying as unique household, chattel or personal. These two issues represented approximately Ps.976 million in fiscal year 2002; approximately 50% of the loss was provisioned. Both losses continue to negatively impact Net Income of the Bank during the fiscal year 2003. Although the Executive Branch has passed a law to the Congress regarding such compensation to the financial system, no assurance can be given that such compensation will be granted to any banks and in particular to Banco Francés.

The asymmetric conversion of foreign currency assets and liabilities into pesos created a structural assets and liabilities mismatch in terms and rates, which may negatively impact the Bank’s profitability.

Banco Francés remains with a structural imbalance mainly related to a significant positive position in CER adjusted assets and liabilities, representing an exposure to the relative behavior of interest rate vs. CER, mainly CPI and a mismatch in terms of the mentioned assets and liabilities. Although new rules regulating the matching of rediscounts received from the Central Bank with bonds/loans held as assets in the banks books have significantly reduced our exposure and mismatch by approximately Ps.1,800 million as of April 2003, the remaining imbalance jeopardizes our future profitability

The debt restructuring process of sovereign debt may negatively affect our financial condition given our exposure of approximately Ps.9.5 billion to Public Sector debt.

Federal and provincial debt represent a very significant portion of our total risk assets. All dollar Public Sector debt with the Financial System was converted into pesos at a rate of 1.4 pesos per dollar, while dollar Private Sector debt was converted into pesos at a rate of 1 peso per dollar, thus increasing the relative share of Public Sector exposure in the Bank´s assets. A default by the Government and/or the provinces, in a substantial amount, will materially and adversely affect our financial condition. Similarly, any subsequent failure of the Government to make payments pursuant to the terms of the new compensatory bonds may adversely and materially impact our financial condition.

On November 1, 2001 through Decree No. 1387, the Executive Branch instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public “debt swap” for loans secured by the Government or the Provincial Development Trust Fund aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms. The Bank and its subsidiaries swapped a portion of their holdings in Government securities and/or loans to the public sector outstanding as of November 6, 2001, for a nominal value of US$3,291,795 thousand, for guaranteed loans amounting to US$3,360,403 thousand.

Decree No. 1387/2001 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one to one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; and use of resources from the tax on bank account transactions and in general of all the resources related to the Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans.

Furthermore, the Executive Branch subsequently established, by Decree No. 644/02, the new conditions for financial institutions to receive the payments of principal and interest related to the guaranteed loans.

On May 22, 2002, Banco Francés accepted the conditions of the guaranteed loans and its subsidiary Banco Francés (Cayman) accepted them on July 12, 2002. On the other hand, Consolidar AFJP, Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A. (except for certain loans) did not accept the conditions of pesification of the guaranteed loans for a face value of US$487,642,000. An administrative motion has been filed, the resolution of which is still pending, and therefore no interest is currently accrued.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into guaranteed bonds and Banco Francés was able to register the interest accrual of these holdings and financing according to a new interest rate.

In addition, the bank has presented to Banco Nación, in its capacity as trustee for the Provincial Development Trust Fund, provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of US$480,970,000, so as to carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account Loans for the above mentioned value plus related accrued interest receivable as of December 31, 2002, switched into pesos at the exchange rate of 1.4 pesos to each dollar and adjusted by the CER.

The Departments of Treasury and of Finance of the Ministry of Economy, by Joint Resolution No. 39 and No. 10 dated March 19, 2003, denied their conformity under paragraph c) Annex II of Resolution No. 539/2002 in respect of the offer of conversion for an amount of Ps.197,000,000 submitted by the Bank within then framework of Decree No. 1579/2002 on November 27, 2002.

As of December 31, 2002, total exposure to Public Sector amounted to approximately Ps.9.5 billion. Although most of this debt has already been restructured and converted into pesos, no assurance can be given that the restructuring process of sovereign debt would not introduce new conditions for this debt and there is no way to foresee the final resolution on the administrative remedy submitted by the companies of Grupo Consolidar. See note 1.2.3 to the consolidated financial statements.

Legal actions may continue to impact negatively the financial condition of the Bank.

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, or the release of rescheduled deposits or that allege that legislation passed by the Congress or measures issued by the Executive Branch or the Central Bank are inapplicable. As of the date of this annual report, neither Federal nor Buenos Aires City or Provincial courts have ruled on the substance of the matter; accordingly, the final outcome of these legal actions is still unknown.

In light of the loss that the fulfillment of precautionary measures imply for the financial system and, in particular, for Banco Francés, the Bank, directly or indirectly, through the ABA, has let this loss be known before the Ministry Economy and the Central Bank, expressing a reservation of legal rights. In addition, it has decided to register as a receivable the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations applying prudent criteria, it has also set up allowances if considers necessary to cover the future recoverability of such assets. As of December 31, 2002, Banco Francés registered Ps.391 million net of allowances under other receivables. To date, the authorities have not pronounced on an eventual compensation to the financial system for these losses.

The government sent to Congress a bill by which it proposes a compensation to the banks for (i) the foreign-exchange differences originated in actions made by depositors, and (ii) the differences resulting from the application of CER and CVS to mortgage and/or personal credits respectively.

Accordingly, to this annual report the loss stemming from judicial injunctions is still subject to Government decisions and/or a ruling of the Supreme Court. However, part of the problem was resolved by a successful performance of the Bank in the exchange plan options implemented by the Government. Banco Frances outperformed the market with a 31% acceptance in Swap I—Decree No. 905/02 of approximately Ps.1.0 billion, as compared to 24% acceptance in the financial system.

On September 10, 2002, the Government announced Swap II—Decree No. 1836/02; Banco Francés exchanged approximately Ps.206 million. The Government also authorized the withdrawal, at the option of depositors, of rescheduled deposits of up to a maximum amount of Ps.7,000 (excluding the CER adjustment) in force as of May 31, 2002, with up to a maximum amount of Ps.10,000 (excluding the CER adjustment) at the option of financial institutions. Banco Frances exercised the Ps.10,000 amount option and retained almost 62% of repaid deposits as new deposits.

As a result of Swap III—Decree No. 739/03 option some additional Ps.540 million rescheduled deposits were liberalized in Banco Francés. Out of Ps.288 million under Ps.42,000, approximately 90% remained in the Bank as new deposits. As of May 31, 2003, total rescheduled deposits in Banco Francés amounted to Ps.784 million, while total deposits amounted to $6,791million.

Substantial assets of Banco Francés may be immune from attachment by creditors, preventing creditors from obtaining the amount represented by a judgment against us.

We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee, and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States.

Under Argentine law, enforcement of foreign judgments is recognized provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are complied with. Among these requirements, is the requirement that the judgment does not violate the principles of public policy of Argentine law, as determined by an Argentine court. We cannot assure you that an Argentine court would not deem the enforcement of foreign judgments condemning us to make a payment in foreign currency outside of Argentina to be judgments contrary to Argentine public policy, if at that time there were legal restrictions prohibiting Argentine debtors to transfer foreign currency outside of Argentina to cancel indebtedness, without the approval of the Central Bank.

In addition, legislation affecting bankruptcy proceedings in Argentina has resulted in (a) the suspension until June 30, 2002 of payment obligations under any judicial creditors’ agreement reached at a reorganization proceeding; (b) the suspension, during the 180 days commencing from February 14, 2002, of all court-mandated and out-of-court foreclosures and precautionary measures involving those assets necessary for the operation of factories or for the debtor’s normal course of business; and (c) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 initiated before February 14, 2002, for at least 180 judicial business days beyond such period’s original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 90 judicial business days and may be extended an additional 30 judicial business days. See “Operating and Financial Review and Prospects—Overview—Evolution of the Current Economic Situation in Argentina”.

Under Argentine law, the liquidation and commencement of bankruptcy procedures against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If we are unable to pay our debts as they mature, it is likely that the Central Bank would intervene and revoke our banking license and file a bankruptcy petition in a commercial court. If the Central Bank intervenes, it could result in a prolonged reorganization process and it is likely that your remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and possibly as a substantial creditor, and could well prioritize the interests of creditors and other parties contrary to yours. As a result of any such intervention, you may realize substantially less on your claims than you would in a bankruptcy in Argentina, the United States or other similar country.

Creditors of Banco Francés can not collect any debt from any shareholder

Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Law of Corporations No. 19,550 (the “Law of Corporations”). Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

The Central Bank may disagree with our accounting method.

On June 19, 2003, the Bank received a letter from the Central Bank stating that its application of the deferred tax method was not acceptable.

In the opinion of the Bank’s board of directors and its legal advisors, the rules of the Central Bank do not prohibit the application of the deferred tax method generated by the acknowledgment of temporary differences between the accounting and tax result. Consequently, the entity accounted under such regulation a tax deferred asset that as of December 31, 2002 and 2001 amounts to Ps.366,000 and Ps.144,019, respectively.

As of December 31, 2002, the Bank has registered a net deferred asset that is affected by uncertainties.

The Bank determined the charge for income tax applying the effective tax rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As a consequence of the application of the deferred tax method as of December 31, 2002, the Bank has registered under the Other Receivables account a net deferred asset of thousand of Ps.366,000. Since this net deferred asset arises from temporary measure differences between the Central Bank accounting and fiscal standard in effect, and because a that on a significant part of the assets which are generated have uncertainties regarding the way to determine the recoverable value, accordingly, the uncertainties affect this asset recoverability.

Factors related to subsidiaries

1. Consolidar AFJP S.A.

General Overview.

From the viewpoint of the Retirement and Pension Fund Administrators (“AFJP”), the mandatory conversion into pesos resolved by law has introduced a unilateral mechanism, which enabled the different actors in the financial scenario to break their contractual commitments, thus creating a series of distortions for which there is no easy solution.

During 2002, the greatest damages sustained by the AFJP industry were caused by regulatory changes which brought about a number of serious consequences, such as:

•	A fall in the value of the pension funds expressed in dollars as a consequence of the mandatory conversion of public and private bonds and the default declared in respect of all public and private securities.

•	A position of risk involving the Administrators as trust managers.

•	A delay in the procedures required to obtain pension benefits payable by the State due to a combination of administrative inefficiency and scarcity of funds to face such obligations.

•	A draft to reform the pension system.

In quite the same way as the “state of emergency” resulted in international isolation and the issuance of regulations which—within the framework of economic disorder deriving from devaluation and an asymmetric conversion into pesos—had negative effects on the AFJP industry, the reversion of such situation together with a return to institutional order now make it possible to expect a better scenario as regards the regulatory framework.

The fall in the value of pension funds expressed in dollars as a result of the mandatory conversion of public and private bonds and the declaration of default in respect of all public securities.

As regards the allocation of investments, both administrative and judicial measures were adopted to preserve the value of funds, such as (i) the non-acceptance of the conversion of public securities into pesos, and (ii) the implementation measures to maintain equality vis-à-vis other creditors of the State.

The funds under management were and still are expressed as a quota value in pesos, which makes it impossible to generate claims against the administrator based on the conversion into pesos, even if such claims may still be made for loss of relative value in respect of those assets previously expressed in dollars.

Attribution of trust liability for the management of pension funds.

One issue which generated great concern was the possibility of trust liability being attributed to the companies and their directors for the management of pension funds.

Such liability has been restricted through the promotion of a series of administrative and judicial actions, in respect of which all AFJP companies have adopted a common strategy to question those measures taken by the government which changed and continue to change the value of the managed funds, and refuse their consent to any legal or regulatory measures which might somehow affect such funds.

If at the start of the Argentine economic crisis there were already considerable delays in the granting of pension benefits by the State, such delays became more serious in the first stage of the government, mainly due to the lack of payment capacity and the illiquidity so generated.

As a result of this situation, an agreement between the UAFJP (the Union of AFJPs) and the public body in charge of pensions, the ANSeS (National Administration of Social Security), consisting of the provision of computer and printer support by the AFJP companies, was implemented in late 2002 and has resulted in a considerable improvement of the situation. As a consequence of the agreement, from the date of its implementation on December 11, 2002 through March 31, 2003 the stock of dossiers submitted by Consolidar to be resolved by the ANSeS was substantially reduced and is now adjusted to normal parameters.

The reforms still pending to the pension system might negatively affect the AFJP companies.

During 2002 there was an attempt to promote from the government a modification to the Integrated Retirement and Pension System, mainly sponsored by sectors which support the so-called distribution systems.

The move resulted in a draft containing reform objectives promoted by the Ministry of Labor and contested—successfully so far—by the AFJP companies and other social sectors. This derived from the preparation of a project of their own by the AFJP companies.

The new administration has not yet given further details regarding changes on the Pension System. However the continuity in the Ministry of Labor of officers—Social Security Secretary and his working team—that promoted the reform allows us to expect significant changes to the current system.

2. Consolidar Compañía de Seguros de Vida

The liquidity of this company has been affected by the economic crisis, and the new regulations might continue to affect its situation.

As regards the Pension Life Insurance Companies, the default, together with the devaluation and the conversion of their portfolios into pesos, has had an impact on their assets, most of which are placed in public securities expressed in dollars (guaranteed loans), which have also been converted into pesos. These companies need to have their assets in close relationship with their technical liabilities, which, in this case, must be paid-in in pesos adjusted according to AFJP quota values. For this reason, the conversion of their dollar-denominated public securities into guaranteed loans that were later converted into pesos, and the absence of a secondary market for these securities, have placed them in a situation of restricted liquidity based on the legal nature of the new instruments.

Specifically, as a result of the lack of State regulations regarding the conversion of temporary retirements for incapacity (RTI) into definitive retirements for incapacity (RDI), a subject which should have been resolved nearly four years ago, a large number of benefits have continued to accumulate while a decision on such conversion is still pending. Under the circumstances, the liquidity problem might become more serious in this sector regulation is issued requiring the immediate payment of all such benefits within a certain deadline.

In an attempt to avoid such a risk, talks are currently being held between the UAFJP and the authorities to ensure that the regulation for the payment of Definitive Retirement benefits for Incapacity (RDI) be implemented to adhere to deadlines that are reasonable both for the industry and the beneficiaries according to the system’s payment capacity.

3. Consolidar Compañía de Seguros de Retiro S.A.

The devaluation of the peso and the conversion into pesos of all the foreign currency agreements has negatively affected the company.

The Retirement Insurance Agreements comprise two well-defined stages. The first is the stage of savings and capitalization, when the capital is accumulated. The second is the stage of constitution of the income, be it originated in the accumulation of capital into the retirement insurance or made up by the capital contributed through savings or retirement insurance.

During the capital accumulation stage, the contracts recognize the insured’s right to redeem the accumulated capital at any time prior to the constitution of the income.

Such accumulated capitals were affected by the devaluation and the conversion into pesos. The regulations for such conversion only recognized the insured’s right to claim for the value in pesos at a rate of one-to-one to the dollar plus the adjustment of such amount according to the CER.

The insurers, in turn, found it impossible to return the agreed amounts as the default, devaluation and conversion into pesos had directly affected their investments constituted of deposits and private or public securities in foreign currency.

This generated demands for reimbursement from the insured. Right from the start, Consolidar responded by promoting a dialog with its clients, which resulted in a very low level of litigation. As at 31 March 2003, on a total of 6,452 Retirement Insurance policies, there were only 93 legal claims in sixteen months, representing 1.44% of the total portfolio.

To these negotiations we must add the appearance of Decree No. 558/2002, which enabled the Insurers to offer the insureds redemption schemes contemplating a number of options in order to minimize the damaging effects of the asymmetric conversion into pesos.

Following the new regulation, Consolidar submitted for approval of the Argentine Insurance Superintendency different option plans for the redemption or maintenance of policies issued in dollars, which were approved. At present these option plans are being offered to insured, with an acceptance of more than 75% of the original portfolio, to date, both in the number of policies and in amounts.

On the other hand, the investments made afterwards with reserves and the appreciation of the peso, and expectations generated by the institutional changes, have resulted in a decrease of the claims for redemption as a result of an attitude of cautious confidence in the new rules of the game on the part of the insureds.

Possible claims for the conversion of life income agreements in dollars into Argentine pesos.

The situation is different in the case of Life Income agreements constituted in dollars. These were converted into pesos at the rate of one peso and forty cents to the dollar by decision of the National Insurance Superintendence.

Initially, such conversion meant a greater amount –in pesos– for the beneficiaries, which increased their purchasing power. As a result there were a minimal number of claims.

Even if these amounts were additionally increased by later gains made on such investments and exceeded any salary adjustment granted by the public sector as well as the inflation for the period, some claims started to come from the insureds.

These claims, to this date, continue to be minimal as compared to the insureds portfolio. As of March 31, 2003 there were a total of 17 claims in a universe of 3,714 life income accounts in force, representing 0.46% of the portfolio.

The favorable evolution of the exchange rate, which puts the reserves more and more in line with the value of the local currency, as well as the revaluation experienced by the public and private securities in default, are both elements which tend to reduce the possibility of greater conflicts.

To this we must add that the disbursements corresponding to Life Income benefits are made on a monthly basis and with a long-term perspective.

4. Banco Francés (Cayman) Limited

As of December 31, 2002, this subsidiary, with total assets of US$987 million, suffered losses of US$222 million, mainly due to the effect of the peso conversion of Argentine risk assets and to the provision for loan losses related to risk assets of the Government. On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Government guaranteed loans GL 08) with original nominal values of US$185,043,841, which were pesified under the decrees mentioned in note 1.1.1 to the consolidated financial statements, representing a book value in pesos, as of that date, of Ps.305,409. Such contribution was authorized by Resolution No. 360 of the Central Bank´s Board of Directors dated May 30, 2002 and by the Cayman Islands Monetary Authority´s resolution dated February 19, 2003.

In addition, the Bank has requested from the Central Bank authorization to make a capital contribution consisting of Government Libor 2012 bonds in dollars it received as compensation from the pesification effect of the Government Guaranteed Loans portfolio held by Banco Francés (Cayman). Through Board Resolution No. 645 of October 17, 2002, the Central Bank authorized the Bank to make such capital contribution in kind to Banco Francés (Cayman) in the amount of US$386 million of BODEN 2012 or the required amount to comply with the capital relations requirements, according to the regulations of Cayman´s monetary authority. On February 19, 2003 Cayman Islands Monetary Authority authorized the capitalization of the mentioned bonds which were contributed on March 24, 2003. In April 2003 the Banco Francés (Cayman) stockholder’s meeting approved the capitalization of the above mentioned irrevocable capital contributions.

ITEM 4. INFORMATION ON THE COMPANY

IMPACT OF RECENT EVENTS IN ARGENTINA ON BANCO FRANCÉS

The Financial System’s Liquidity Crisis in 2001 and in 2002 and its Effect on Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Accordingly, the quality of our loan portfolio and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1998, and in 2002 the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed its economy. In response to the crisis, the Government undertook numerous and far-reaching initiatives, the full consequences of which are still uncertain. See “recent political and economic development in Argentina”.

Although the long-term effects of the current crisis and the governmental measures still remain uncertain, they have had a material adverse effect on our liquidity, financial condition, results of operations and business prospects. See “Effects of the Argentine Crisis on Banco Francés since December 31, 2001.”

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular had to cope with a significant impact in their liquidity position. This was mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws.

The liquidity crisis became especially aggravated in the second quarter of the year, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level. Our deposit base showed a sharp decrease until July 2002. However, from July 2002, deposits begun to flow back into the system and our deposits started to recover following the systemic trend.

Effects of the Argentine Crisis on Banco Francés since December 31, 2001

Substantially all of our operations, property and customers are located in Argentina. Consequently, the economic recession and the recent deep crisis in Argentina, as well as governmental measures, described elsewhere in this annual report materially and adversely affected our liquidity in the first half of the year and materially and adversely affected our financial condition, results of operations and business prospects. It is still uncertain how future results of operations are going to be impacted by significant pending issues mainly related to the loss stemming from the reimbursement of deposits under precautionary measures, the adjustment of certain mortgage, personal and pledge loans using the CVS instead of the CER index, the recoverability of Public Sector loans and securities.

Below is a summary of the main adverse consequences of these measures and of the current economic scenario on Banco Francés:

(i) The economic and financial measures have undermined the basis for a large portion of financial institutions’ business because said measures have deeply affected the confidence of depositors and investors in the Argentine financial system and have deteriorated the public sentiment towards all financial institutions. As a result, the role of financial institutions as financial intermediaries has been severely hampered, reducing bank activities for an undetermined period of time to the management of payment mechanisms and the administration of the remaining loan portfolio, as is currently our case and of the other banks operating in Argentina.

(ii) Pursuant to Decree No. 214/02 and complementary rules, certain of our dollar-denominated assets and liabilities have been pesified at different exchange rates. For these pesified liabilities and certain pesified assets, an inflation adjustment mechanism has been established. For other pesified assets, a salary adjustment mechanism has been established. Decree No. 214/02 and Decree No. 905/02 provided that the losses resulting from the “pesification” of certain of our dollar-denominated assets and liabilities together with the devaluation of the peso would be compensated by the Government through the issuance of compensatory bonds and a methodology for calculating the amount of the compensation. Decree No. 905/02, dated June 1, 2002, provided that the compensation to which a financial entity was entitled would be calculated by taking into account the imbalances created on such financial institution’s unconsolidated balance sheet as of December 31, 2001, excluding from such balance sheet the assets of its foreign subsidiaries or branches but including, to that effect, certain secured government loans and other loans which were granted under Argentine law and consequently pesified held by each bank’s foreign branches and subsidiaries which would be considered at the value at which they were registered by the relevant foreign branch or subsidiary.

(iii) The Bank has submitted the Central Bank three informative requirements regarding the amount to be compensated according to the Decree No. 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by Banco Francés on December 23, 2002, amounts to Ps.797,300 thousand. Banco Francés applied this amount to the subscription of BODEN 2012 for a nominal value of US$569,500 thousand (at the exchange rate of 1.4 pesos to each dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the Central Bank an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of US$37,039 thousand, which were converted in to peso at the Ps.1.4/US$1 exchange rate and adjusted by CER.

On September 11, 2002, the Central Bank credited BODEN 2012 for a nominal value of US$421,890 thousand and on October 29, 2002 for a nominal value of US$88,894 thousand (net of collateral security margin of 15%), in accordance with a previous compensation estimate. Such bonds were blocked up to March 2003, where the Central Bank liberated US$386 million nominal value of BODEN 2012. The remaining bonds are still blocked until the Central Bank’s definite approval regarding the compensation amount is given.

The Bank keeps registered in its asset BODEN 2012 for an amount of Ps.1,751,417 thousand (under Government securities) and BODEN 2012 to be received for an amount of Ps.328,331 thousand (under “Other receivables from financial transactions”), related to a nominal value of US$606,539 thousand. As the date of issuance of annual report, there are pending regulation issues which can cause additional amendments to the amounts established by the Bank. Such amounts are also pending validation on the side of the Central Bank. As for what has been explained, it is not possible to determine the effect of these issues on the compensation values registered by the Bank. The current financial statements do not include any adjustment that may derive from the resolution of these uncertainties.

As required by the Central Bank´s Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

-	The gain resulting from the asymmetrical switch into pesos, which amounted to Ps.1,208,740 thousand (historical value Ps.591,301 thousand), was allocated to “Financial Income—Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

-	The amount of compensation received for the difference between Stockholders´ Equity as of December 31, 2001, and the Stockholders´ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each dollar, amounting to Ps.421,104 thousand (historical value Ps.205,999 thousand), was allocated to the Stockholders´ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

(iv) In addition, the authorities have not determined, as of the date of this annual report, if the losses resulting from payment of deposits pursuant to depositors’ judicial actions, at exchange rates greater than the Ps.1.4 per dollar (plus CER and interest), at which rate pesification was enforced, will be compensated and if so how. The same applies to the loses and balance introduced by the existence of different coefficients to adjust pesified deposits and other liabilities (the CER) and certain loans (the CVS). The Executive Branch has recently passed a law to the Congress to resolve on these two items.

(v) Decree No. 905/02, established a mechanism pursuant to which any depositor of rescheduled deposits and demand deposits, as well as any depositor who which participated in the voluntary exchange regime previously established by Decree No. 494/02, was given a 30-day option to exchange their deposits for new Government bonds, the terms of which were set forth in Decree No. 905/02. Decree No. 905/02 provided for the issuance of a peso-denominated bond maturing on 2007 and two dollar-denominated bonds maturing on 2005 and 2012, respectively. See “Operating and Financial Review and Prospects—Considerations on Politics and Economy in Argentina”.

This voluntary regime matured in July 2002 and resulted in a 22% acceptance in the financial system, as compared to a 31% acceptance in Banco Francés.

By Decrees Nos. 1836/02 and 2167/02, the Government established: (i) the immediate refunding of rescheduled deposits under Ps. 7,000—originally US$5,000 -, and (ii) the basis for the Swap II—Decree No. 1836/02 of deposits from the financial system, for which the holders of such deposits may opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency might opt to receive “Federal Government Bonds in US$ dollar 2013” from the related bank in exchange for such certificates. These bonds would be subscribed at the rate of US$100 (face value) for each ARS 140 (face value) of the certificate.

The financial institutions where such deposits were made should grant deposit holders a put option for principal or interest coupons. The exercise price in pesos should equal the bond coupon face value in dollars converted into pesos at the exchange rate of 1.4 pesos to each dollar, and adjusted by the CER from February 3, 2002, through the coupon maturity date.

Deposit holders might opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under Decree No. 905/02 (Swap I—Decree No. 905/02) might choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The Central Bank under Communication “A” 3833 extended the term up to March 12, 2003 for the exercise of the above-mentioned swap options, which originally matured on December 12, 2002.

For purposes of obtaining such Bonds, the financial institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions may choose to:

•	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

•	Obtain advances from the Central Bank in pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

•	Pay them with their own resources without receiving the Central Bank´s financial assistance.

This Swap II—Decree No. 1836/02 was postponed and in force until May 23, 2003. As of the date of this annual report, Ps.206 million of rescheduled deposits have opted for this swap.

By Decrees No. 739/03, the Government established the liberalization of rescheduled deposits originally made in foreign currency. Under such regulations depositors might opt to maintain their rescheduled deposit or to receive (i) from the banks, their original deposit converted into pesos at the Ps.1.4/US$ exchange rate adjusted by CER and with accrued interest, and (ii) from the Government, a (Boden 2013) for the difference between such amount and the original deposit converted into pesos at the free exchange rate.

The scheme for such refunding of rescheduled deposit was as follows:

•	immediate refunding of rescheduled deposits under Ps.42,000,

•	a 90 days term deposit for those rescheduled deposits up to Ps.100,000 and over Ps.42,000; and

•	a 120 days term deposit for those rescheduled deposits over Ps.100,000

As a result of these options, some Ps.609 million rescheduled deposits were liberalized. Out of Ps.318 million under 42,000, approx. 90% remained as new deposits.

(vi) The lack of domestic and foreign depositor confidence in the Argentine financial system has caused a substantial decline in our deposit base, as compared to December 31, 2001. Deposits decreased sharply from Ps. 15,029 million as of December 31, 2001 to Ps.7,795 million as of June 30, 2002. However, as from July 2002 deposits begun to flow back into the system and our deposits begun to recover following systemic trend. New deposits, that is total deposits excluding rescheduled funds, as of December 31, 2002 amounted to Ps.5.1 billion as compared to Ps.3.7 billion as of June 30, 2002, both figures in historical values.

(vii) Economic activity was virtually paralyzed by the December 2001 crisis and the establishment of the “corralito”. The economic and financial measures deepened the crisis and further adversely affected economic activity, consumer spending, investment and unemployment levels. Our intermediation business shrunk due to liquidity needs, lack of credit demand and lack of legal framework.

(viii) Asset quality of our loan portfolio deteriorated as a result of the current crisis in Argentina, that reached mainly triple A companies with dollars denominated debt in the international markets and with peso denominated income. Moreover, certain measures (suspension of payment of almost all of Argentina’s sovereign debt governed by Argentine Law Bankruptcy Law amendment) had negative consequences on the country’s repayment culture. As for the retail segment, consumer spending power was reduced significantly following the increase in inflation and unemployment, resulting in increased payment delinquencies.

(ix) We are having difficulty in collecting certain loans in order to repay certain foreign financing pursuant to its original terms. In addition, we require the Central Bank’s approval to convert pesos into dollars and transfer funds abroad in order to make principal and interest payments on such debt.

(x) Liquidity contraction caused the suspension of lending activities during the fiscal year. However, we maintained credit cards financing, overdrafts and other short-term financing, particularly in the consumer segment, supporting the performance of transactional products.

Our Strategy for Weathering the Crisis in 2002

During 2002, we concentrated our efforts on implementing the following measures:

•	focusing on the transactional business, increasing customer base;

•	redefining our business strategy and evaluating products and services to be offered;

•	improving our liquidity with the collection of loans;

•	replacing our foreign currency liabilities with peso funding;

•	adjusting our organizational structure to the new business profile (See “Redefining our business strategy—Efficiency improvements”);

•	discussing with the Government the compensation of losses related to the payment of judicial injunctions and to the replacement of CER adjustment by CVS adjustment for certain personal and mortgage loan portfolio (See “Risk Factors”);

•	achieving high acceptance in the exchanges of rescheduled deposits for Government bonds (See “Risk Factors—Decree No. 905/02”);

•	increasing term deposits (See “Improving liquidity”);

•	lowering cost of funds while extending maturities (See “Improving liquidity”);

•	covering with the necessary provisions, mainly private sector loans. On this line, we assumed such cost for non-performing loan portfolio, after a company-by-company follow-up and analysis of most of the outstanding corporate loans (See “Risk Management in 2002”); and

•	strengthening solvency with the capitalization (See “Capital Resources”).

Traditional Banking Services

The economic crisis in Argentina and the uncertainty regarding the future of the financial system led to a decline in the total deposits in the local market. Restrictions on withdrawals of deposits, implemented in December 2001, were ineffective in stopping the liquidity crisis of the Argentine system but led to the massive use of traditional banking services and alternative channels. We have been able to take advantage of such explosive demand.

Improvements in information technology, continuous investment in technology and the structure of our sales force and distribution network based on business segments and specializations enabled us to focus our efforts on providing traditional banking services. During the period from December 2001 to March 2002, the most critical period in the massive demand of these products, we gained more than 200,000 customers and opened more than 650,000 saving accounts and 134,000 Libreton accounts (savings accounts tied to a lottery system).

During 2002, our ATM network has led the market in availability and number of transactions in the December 2001 to March 2002 period. One out of every five Banelco ATM transactions was done through the Banco Francés ATM network, and one out of four customers making credit card purchases used Visa Electron Banco Francés. Moreover, Francés Net, our Internet channel, processed 2.57 million transactions monthly. Línea Francés, our telephone banking line, handled more than 42,000 calls per day in March 2003.

Improving Liquidity

The measures taken by the Government in the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the announcement of the suspension of payment of almost all of Argentine sovereign debt governed by Argentine Law by the Government, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of May 31, 2003, we have repaid a total of approximately US$514.0 million and Ps.15.6 million in deposits in connection with lawsuits brought by depositors and repaid two US$50 million senior debts when they matured on February 5, 2002 and May 8, 2002.

To preserve liquidity, we suspended the disbursement of new loans and enforced the collection of assets. At the same time, on the liabilities side we concentrated on replacing foreign currency financing with peso-denominated funds, in the form of loans from the Central Bank totaling Ps.1,822.27 million as of May 31, 2003. In addition, we received assistance from our major shareholder, BBVA, which extended us two loans totaling US$159.3 million as of April 2002. On May 13, 2002, we sold our entire 60.88% equity interest in BBVA Uruguay to BBVA for an aggregate purchase price of US$55 million and, moreover, in July 3, 2002 BBVA granted us a US$103 million loan.

The Central Bank’s assistance of Ps.1,822.27 million described above consisted of: (1) Ps.292 million granted to us in consideration for our past participation in the restructuring of some entities of the financial system, (2) Ps.580.25 million granted to match the assistance granted by BBVA, (3) Ps.178.2 million granted to match the proceeds of the sale of our stake in BBVA Uruguay, (4) Ps.285 million granted to us in response to our announcement of a US$209 million capital increase realized in December 2002, by capitalizing US$130 million of subordinated debt held by BBVA and a US$79 million loan granted by BBVA on April 4, 2002, plus interest accrued, (5) Ps.86.6 million granted to us as a result of the decline in deposits, and (6) accrued interest capitalized in December 2002 by Ps.400.22 million.

During 2001, Central Bank Communication “A” 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

Subsequently, the Central Bank issued Communication “A” 3597 as supplemented, which established the System for Minimum Application of Resources from on-demand and term obligation in pesos. The requirement was established at 18%, and in December 2002 was reduced to 12%.

The Bank has requested from the Central Bank (a) the compensation of the November 2001 to February 2002 position with regard to the minimum liquidity requirements in pesos with foreign currency, and (b) the compensation of minimum cash position in pesos between March and September 2002. The Central Bank is currently considering the request.

By the Central Bank Resolution 36/2003, the Bank was authorized to reduce the minimum cash requirement in pesos for and up to the amount of the excess of the compulsory resource application, originated in franchises granted by the Central Bank in due time.

As of April 30, 2003 we have an excess liquidity of Ps. 345 million.

Redefining our business strategy

Banco Francés’ business activities contracted following the Argentine financial crisis. We redefined our business strategy to focus on transactional business, taking advantage of our adequate organizational structure and excellent IT platform. Intermediation volumes decreased sharply but began to recover during the second half of the year. Until the Argentine financial system recovers critical mass, our banking activities will concentrate on providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts, credit-card financing and notes discounted. We have suspended almost all of other lending activities.

Corporate banking. The corporate banking division services approximately 600 international and domestic clients. Because we have suspended almost all of our lending activities, we have substantially contracted our business with our corporate clients. Following the worst situation of 2002, we started working simultaneously on the process of restructuring the most complex cases. To such effect, within the Corporate Banking, the Risk Follow-Up Department was created, comprising a team of skilled professionals that worked solely on the restructuring of debts through a case-by-case basis.

This strategy was successful because it reduced responsibilities of corporate business departments, allowing them to actively focus on selling transactional products and liabilities, improving customers assistance and service with a wide range of customized products, introducing service improvements such as Collection and Payment System, local and international Cash Management, and Corporate and Purchasing Cards. Corporate Banking was then able to continue consolidating commercial relationships with a segment of sophisticated, demanding customers, large international and local groups, providing them with services both domestically and globally.

If the economy stabilizes in 2003, we intend to offer to our existing clients financial products limited to working capital (short term) and export financing. We will focus mainly on oil-exporting companies, exporters of farming products and import substitution producers.

Investment banking will assume greater importance at Banco Francés, contributing creative solutions to debt restructuring transactions, equity and debt issuances, and the development of new products that can minimize banking intermediation.

Corporate banking will continue to offer international cash management and cash pooling services, as well as more traditional products such as collections, payments to suppliers and direct debit. We believe we have a comparative advantage in the corporate banking area because our large network of branches and our information technology platform enable us to develop products tailored to our clients needs, including internet-based products.

Middle Market Banking. In 2002, we have restricted the financial products we offer to small and medium-size companies. Despite contractions in scheduled loan portfolio, commercial activities continued along the fiscal year. During the last four-month period we implemented an aggressive campaign for new customers and transactional products attraction, resulting in the incorporation of 789 customers, 233 Electronic Banking facilities, among which 128 correspond to the corporate product S.I.E.T.E and 201 to payment of salaries. During the last two months of the year we launched products aimed at quasi-currencies (Patacón and Lecop) custody and transactional services. Other activities also showed satisfactory results, including: intermediation of funds through the first agribusiness trust for agricultural producers that vigorously fuelled the implementation of alternative channels; serving about 1,800 customers through Frances Net Banking, implementation of a phone line 0810 for exclusive assistance to corporate customers, and a TV sales channel supporting commercial activities.

Retail banking. In 2002, retail banking was restricted to credit card and overdraft financing. We focused our efforts on regaining investors’ confidence and rebuilding retail customer deposits, and we concentrated our marketing strategy on transactional products such as current accounts, credit and debit cards, insurance, direct deposit and debit and collection agreements. We believe that good quality of service is essential to attract retail banking customers.

Efficiency improvements. Following the intermediation volume contraction, we adjusted our structure in order to define the necessary structure in light of the new business approach. On top of reinforcing the culture of “useful expenditure,” we implemented a cost rationalization plan, which included closing of 70 branches and a personnel reduction of 1,230 people, mainly through voluntary retirement programs. We will continue to cut costs to adopt our structure to the economic situation.

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Overview

The Argentine economy has experienced significant volatility in recent decades characterized by periods of low or negative growth and high and variable levels of inflation. Although inflation tempered and the economy experienced growth during most of the period from 1991 to the middle of 1998, in the third quarter of 1998, the economy entered into a long-lasting recession. The gross domestic product, or the GDP, fell 3.4% and 0.8% in 1999 and 2000, respectively. In addition, the government experienced an increasing fiscal deficit of approximately US$4.2 billion, US$7.3 billion and US$6.9 billion in 1998, 1999 and 2000, respectively. By December of 2001, Argentina’s sovereign debt had increased to approximately US$143.9 billion, an increase of more than 84% from the end of 1994, primarily due to the inability of the Argentine government to reduce public spending and increase tax collections. In the last quarter of 2001, Argentina’s economic conditions deteriorated significantly, precipitating the political and economic crisis described in greater detail below.

Macroeconomic Developments in 2002 and performance of the financial system

Dr. Eduardo Duhalde was appointed President by the Congress and took over office on January 1, 2002, undertaking a number of far-reaching initiatives including the ending of the Convertibility law. The following Monday the commercial dollar rate was set at 1.4 pesos per dollar, although the financial exchange market reopened in the following week, with a rate of 1.7 pesos to the dollar. In the first half of 2002, the peso devalued by 290%. The Central Bank lost a large portion of its reserves as a result and there was a significant increase in domestic money supply following the granting of rediscounts to banks. Beginning in July 2002 economic agents began to consider that the depreciation of the peso in real terms had been excessive, and the demand for pesos began to grow, stabilizing the exchange rate for the dollar. Beginning in October 2002, the peso recovered at a faster rate, and the Central Bank increased its purchases of foreign currency. At the end of 2002 the peso recorded a cumulative depreciation of 240%.

The change in monetary system brought with it new regulations that required renegotiation and changes in contractual relationships that affected the operation of the Argentine economy, resulting in numerous legal disputes that have yet to be resolved.

In the context of marked uncertainty following political and regulatory changes, in the first quarter of 2002 the economy recorded its largest reversal in the last 20 years (-16.3% on a year-on-year basis). The main declines were recorded by consumption and domestic investment, as a result of shrinking incomes following the devaluation and subsequent pesification, combined with the absence of a stable legal framework. In the following quarters, GDP showed a slight improvement in seasonally adjusted terms, driven by exporting and import substitution sectors, which benefited from the depreciation of the peso. Even so, output was down 10.9% for the year, because of the predominance of the fall in activity in service sectors that represent over 60% of GDP.

Following three years of deflation and almost a decade of inflation at less than one digit, retail prices increased 40.9% in 2002. The WPI recorded a far larger rise, as a result of the change in relative prices in favor of tradable goods caused by the devaluation, increasing 118% for the year. In April 2002, the CPI recorded monthly inflation of 10.4%, but as from that peak, rates fell steadily month by month to an average rate of 0.3% in the last quarter of the year. The largest increases took place in food and beverages (almost 60% for the year), while service prices recorded substantially lower increases, in part due to the conversion into pesos of public utility rates. Considering that the peso devalued by 240% over the year, the pass-through to prices was remarkably low, and far below the rate recorded in similar situations in the past, reaching only 16.3% for the year. This was due mainly to the severe recession and high level of unemployment that prevented adjustments to nominal wages, leading to a considerable fall in real wages and preventing the transfer to prices of the devaluation in the case of non-tradable goods.

In spite of the significant increase in the real rate of exchange implicit in the relative variations in the nominal exchange rate and domestic prices, the performance of exports was still unsatisfactory. Exports in 2002 were 4.8%

lower in value terms than in 2001, mainly as a result of a fall of 4.5% in international prices. Export volumes showed little dynamism, in spite of the sharp increase in the competitiveness of Argentine products, basically because of the lack of available financing and the volatility of the exchange rate. Nevertheless, the approximately 56% decline in imports led to a trade surplus of US$16,364 million, a record for the last 30 years in constant dollar terms. After considerable instability in money markets and a contraction in the demand for pesos in the first six months of the year, the Central Bank began to purchase part of the enormous current account surplus gaining reserves at a rate of over US$500 million per month in the last quarter of the year.

In addition, after a first quarter during which tax revenues fell sharply, tax receipts began to pick up as a result of the effect of withholding taxes on exports and the impact of inflation on sales taxes such as VAT. Export withholding taxes were introduced in March to help shore up declining revenues by taxing the sectors that benefited from the devaluation, and in the middle of the year rates were increased from 10% to 20% in the case of cereals and oilseeds and their by-products. Payments on account of the financial transactions tax were eliminated, and these two taxes totaled 1,000 million pesos monthly. Total annual tax revenues increased by 12%. The increase in primary spending was substantially lower, in spite of the introduction of unemployment subsidies that were made available to over 2 million unemployed heads of households. As a result of default on the pubic by 54% compared to 2001, although the 44% reduction in the deficit was mainly the result of default on the public sector debt held by private creditors, as interest payments continued to be made on multilateral lending agency debt.

The collapse of activity levels in the first half of 2002 caused an even sharper deterioration in the labor market. The unemployment rate increased to 21.5% in May, the highest level since records began to be kept, taking the total number of unemployed people in urban areas to over 3 million. The crude reality of these figures, together with the increase in the cost of the basic food basket, which placed over 50% of the population below the poverty line, drove the government to introduce a program of subsidies for unemployed heads of household. Mainly because some of the beneficiaries of this program perform jobs in exchange for the benefit, employment levels increased in the October 2002 survey, lowering the unemployment rate to 17.8%. In the second part of the year there was also a modest increase in employment in the private sector as a result of growth in the tradable goods sector. Industrial activity, driven by exports and import substitution, began to recover in April reaching an average monthly growth rate of 1.7% in the last quarter of 2002.

The Financial System

The crisis that had been unleashed in the financial system during 2001 worsened during 2002, becoming one of the most severe in its history.

In December 2001, in the face of a banking liquidity crisis due to the deposit flight during the year, restrictions were placed on cash withdrawals from bank accounts. In early 2002, with the new Government already in power, measures were implemented which, far from arousing increased confidence, further aggravated the problems that already existed. In broad terms, these measures included the abandoning of convertibility, the rescheduling and conversion into pesos of foreign currency deposits, as well as continuation of the cash withdrawal restrictions, which were finally lifted in December 2002. These measures, which were modified on several occasions subsequently, were considered by public opinion and numerous court rulings to be a violation of property rights and led to strong capital flight in the first half of the year.

In addition, the solvency, liquidity and profitability of the financial system was strongly affected by the conversion into pesos and rescheduling of Government debt, which represented a significant proportion of banks’ assets.

Deposits and Loans

The outflow of deposits from the financial system was especially dramatic at the start of 2002, although by the end of the year it had begun to stabilize. Over the year as a whole the loss of deposits totaled almost 18 billion pesos. From the beginning of 2002 through June the monthly outflow from the system was in excess of 3 billion pesos, with an even greater impact on the cash position of banks, as the funds released following court orders known as “amparos” (obtained by depositors who resorted to the judiciary in order to obtain the recovery of their original deposits in dollars) were mostly paid out at the free market exchange rate. As from July 2002, once the monetary surplus resulting from the conversion to pesos at the rate of 1.4 pesos per dollar had been eliminated and peso interest rates had strengthened, deposits, and term deposits in particular, began to recover, accumulating growth of 12 billion pesos in the second half of the year. Rescheduled deposits, subsequently termed CEDROS (rescheduled certificates of deposit), declined to close to Ps.20 billion in nominal value, due to several reasons: court orders, releases to settle loans or purchase durable goods and the exchange for dollar-denominated Boden (National Government Bonds) for an amount of approximately US$5,280 million.

The private sector repaid loans for a remarkable amount of 19 billion pesos. Repayment was not made in cash, as advantage was taken of the possibility granted by the Government over a period of several months for the settlement of debt in arrears using bonds, rescheduled deposits or CEDROS purchased at a discount in the market. As a result, little cash was generated to alleviate the delicate situation of the financial system. Fears of possible restatement on the basis of the CER index or retail inflation, finally limited to just a few types of loans, mainly to corporations, generated an additional incentive for early settlement.

Interest rates

Paradoxically, interest rates were “absent” from the financial system in early 2002. The introduction of restrictions on withdrawals, default on the debt, conversion of deposits into pesos and the rescheduling of deposits virtually wiped out confidence in domestic interest rate investments; in a context of extreme uncertainty, in which the peso was depreciating rapidly, there was no alternative investment with a yield sufficient to compensate for the risk of taking a position in pesos. In March 2002, the Central Bank began its tenders of Bills (Lebac) with the aim of setting a reference market rate for deposits in pesos, a strategy that became successful in the medium term, as it revived the depressed demand for pesos. Initially, terms were short (14 days) and the amounts awarded were very low, but yields gradually improved as the outflow of funds from the financial system accelerated in the first six months of the year. Interest rates were negative in real terms, becoming positive (higher than inflation) as from May, which together with the stability of the dollar provided renewed reasons for the public to invest in domestic currency.

At the same time, banks were allowed to take deposits for terms of less than 30 days without restrictions. As a result, term deposits in the financial system followed the same pattern as the Central Bank bills, with rising interest rates and very short terms initially, gradually lengthening as yields stabilized at lower levels and the stock of bills grew in significance.

International reserves

During the course of 2002 international reserves fell US$ 4,184 million. We estimate that most of this drop was due to the payments of principal and interest made to international lending agencies. While in the first six months of the year heavy losses were recorded because of the Central Bank’s policy of supporting the exchange rate, reserves almost fully recovered their previous levels in the second half of the year, when financial variables and the exchange rate stabilized and the demand for pesos by the public increased, a situation that persisted for the remainder of the period. The Central Bank’s exchange market intervention strategy therefore had positive results, as it prevented a rise in the exchange rate and inflation in the first six months of the year.

Monetary Base and Monetary Circulation

In the case of the monetary base, two distinct periods can be identified, each lasting approximately six months. The first period, excluding the extraordinary effect of converting the reserves held by banks abroad in dollars at Ps.1.4 per dollar, tended to shrink the monetary base. Although there was a strong increase in money supply because of the financial assistance provided by the Central Bank to the banking system to help overcome liquidity problems (rediscounts increased by 13.4 billion pesos during the year), it was entirely neutralized by the absorption derived from the sale of dollars to the private sector by the monetary authority to prevent a rise in the exchange rate. The second period was strongly expansive, with the creation of 8.9 billion pesos (a 44% increase), as the situation was reversed, with an increase in the demand for local currency, and the Central Bank issuing pesos to purchase the surplus dollars in the private sector, mainly from exporters.

Monetary circulation in the hands of the public, which reflects the public’s preference for holding domestic currency, increased by 80% from the beginning to the end of the year. This was probably due to several factors that had an impact at various stages during the year: restrictions on the withdrawal of cash from banks meant that holding cash became more attractive, price increases meant that more pesos were required to perform the same number of transactions, and lastly, in December, cash in the hands of the public rose sharply (19%), possibly for seasonal reasons.

The Crisis in Argentina and the measures implemented by the Government in 2001 and 2002

Following his presidential election in October 1999, Fernando De la Rúa, a member of the Unión Civica Radical political party, was confronted with the challenges of dealing with enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, he lacked the support of Congress, which in its majority was comprised of members of the opposition Peronista party, and the cooperation of most provincial Governors who were also Peronistas. His political strength was further weakened by infighting within his own party, which reached a peak with the resignation of the Vice President in October 2000. His popular support eroded as a result of his administration’s inability to end the deepening recession and its implementation of unpopular austerity measures aimed at reducing the fiscal deficit.

The course of events in Argentina changed radically in just a few days in December 2001. As a result of mounting concern over the sustainability of De la Rúa’s economic plan, large quantities of bank deposits were withdrawn from local financial institutions and transferred abroad. On December 1, 2001 the economy minister, Domingo Cavallo, implemented sweeping restrictions on withdrawals and transfers abroad, known as the corralito, in an effort to stop a run on the financial system.

The enforcement of the “corralito”, and the disruption it created in economic activity, triggered nationwide looting and protesting on December 19, 2001. This led to the resignation of De la Rúa’s entire cabinet, including Economy Minister Domingo Cavallo. Thereafter, De la Rúa declared a state of siege and on December 21, 2001, resigned in the midst of an escalating crisis. On the same day, the Central Bank imposed a bank holiday which lasted until January 11, 2002. See “Key information—Risk factors” and “Operating and financial review and prospects—IMF—Financing”.

Following De la Rúa’s resignation, the Legislative Assembly appointed a new interim president, Adolfo Rodriguez Saá on December 22, 2001, for a term of 90 days and scheduled elections for March 3, 2002. On December 23, 2001, Rodriguez Saá declared the impossibility to pay on almost all of Argentina’s foreign debt payments.

However interim President, Dr. Adolfo Rodriguez Saá resigned only one week after his appointment and on January 1, 2002, the Legislative Assembly elected Peronist senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa until December 2003. The day after his appointment, President Duhalde announced his intention to make sweeping reforms. See “Key Information—Risk factors—Factors related to Argentina”.

On January 6, 2002, Congress enacted the Public Emergency Law, putting an end to eleven years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves, in gold and foreign currency and other dollar denominated assets, be at all times equivalent to not less than 100% of the monetary base (pesos in circulation plus the deposits of the financial sector with the Central Bank). The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.

On January 10, 2002, President Duhalde issued Decree No. 71/2002 establishing a temporarily dual exchange rate system, with an official market where the exchange rate was fixed at Ps.1.4 per dollar for certain import and export transactions and other related transactions and an unofficial free market for all other transactions, where the exchange rate was to be freely determined by the market. This decree also provided for the conversion, known as “pesification,” of certain dollar-denominated loans and deposits into pesos.

On January 11, 2002, the Central Bank ended the banking and foreign-exchange market holiday that it had imposed on December 21, 2001. The exchange rate for the peso was allowed to float freely for the first time in eleven years, beginning at the rate of 1.4 pesos per dollar. Heightened demand for scarce dollars, caused by uncertainty and by the lack of any other investment alternatives within the corralito, led the peso to trade well below the Ps.1.4 per dollar exchange rate used by the Government in the official market. The Central Bank intervened on several occasions by selling dollars in order to support the peso. However, the Central Bank’s ability to support the peso by selling dollars was restricted by its limited dollar reserves. Since January 11, 2002, due to restrictions imposed on bank deposits, trading in foreign currency was limited and involved only small amounts. However, the exchange rate moved against the peso and ultimately forced the Government to abandon the “dual” exchange rate system and allow the peso to float.

On January 24, 2002, the Government amended the charter of the Central Bank to allow it to print currency, eliminating the limitations introduced in 1991 by the Convertibility Law. It also enabled the Central Bank to make short term advances to the Government for amounts not to exceed 10% of the Government’s cash revenues during the prior 12 months and to act as a lender of last resort by providing financial assistance to financial institutions experiencing liquidity difficulties.

On February 1, 2002, the Supreme Court, upon issuance of its decision in relation to a provisional measure requested in a case submitted to such Court, the Smith Case, declared certain of the measures adopted by the Government to prevent withdrawals of deposits, the corralito, unconstitutional. The Supreme Court made its ruling shortly before new economic measures were to be announced by the Government. The ruling prevented the implementation of such economic measures and therefore created tension between the Executive Branch and the Judiciary.

On February 3, 2002 the Executive Branch announced the elimination of the dual exchange rate in favor of a single free exchange rate for all transactions, and on the same day another banking holiday was imposed, preventing the conversion of pesos until February 11, 2002. Furthermore, the Central Bank approved only a limited number of transactions involving the transfer of foreign currency abroad.

Emergency Decree No. 214/02 established the mandatory conversion of all foreign currency-denominated deposits into peso-denominated deposits at a rate of Ps.1.4 per dollar. This decree also established the compulsory restructuring of all deposits denominated in pesos and of all peso-denominated deposits resulting from the compulsory conversion into pesos of all types of dollar-denominated deposits. Limited amounts in dollar-denominated deposit accounts were allowed to be transferred to peso-denominated demand accounts.

Emergency Decree No. 214/02 also amended the corralito to allow for the entire withdrawal of salaries and pensions in cash. In addition, it ruled the mandatory conversion of all private-sector debt with Argentine financial institutions into pesos at a rate of Ps.1.0 per dollar. Decree No. 410/02 later established certain exceptions to the mandatory peso conversion, including credit card balances for purchases made abroad, obligations of the private or public sector to pay sums of money in foreign currency governed by foreign law and bank deposits with local financial institutions made by foreign banks or institutions and converted into credit lines effectively held and applied for terms of at least four years.

Pursuant to Emergency Decree No. 214/02 and its implementing regulations, assets and liabilities in foreign currency that were converted into peso-denominated assets and liabilities would, commencing 180 days from February 4, 2002, be retroactively adjusted pursuant to a coefficient to be published monthly by the Central Bank based on changes in the consumer price index from February 4, 2002 denominated CER. However, most loans to individuals were subsequently excluded from such adjustment according to the CER value and they became subject to adjustment according to an index that reflects the general level of wages in Argentina. This coefficient is known as CVS.

By virtue of Emergency Decree No. 214/02, the Government also announced that it would issue compensatory bonds to financial institutions to provide compensation for the losses resulting from the mandatory conversion of assets and liabilities at different rates of exchange and the devaluation of the peso. On March 12, 2002, Decree No.

494/02 provided certain clarifications with regard to such compensation. Decree No. 494/02 determined that 5-year peso-denominated compensatory bonds and 10-year dollar-denominated Compensatory Bonds would be issued to compensate financial institutions. Decree No. 494/02 was subsequently replaced by Decree No. 905/02, which is described below.

Decree No. 494/02 also created a series of bonds for which depositors could voluntarily exchange their restructured deposits until April 15, 2002. Such period was extended to April 30, 2002.

As of February 11, 2002, the Central Bank has implemented different measures to increase the supply of dollars with the highest peak registered in 2002 with an exchange rate of approximately Ps.3.85 per dollar. However, since December 2002, the quotation of the dollar begun to decreased. On June 12, 2003, the peso/dollar exchange rate was Ps.2.84 per US$1 pursuant to the quotation of Banco Nación.

On February 14, 2002, Law No. 25,563, amending the Bankruptcy Law, was enacted. Under such law, certain bankruptcies and foreclosures were suspended for a period of 180 days as of the law’s effective date. The pro-debtor amendments to the Bankruptcy Law were reversed by the Congress on May 15, 2002.

The corralito and the rescheduling of deposits were meant to shield the financial system from further massive withdrawal of deposits. However, the financial system’s deposit levels continued to diminish, despite the enforcement of the corralito and the Rescheduling. One of the reasons for the continued reduction in the financial system’s deposit levels was the increased access in cash to funds in demand accounts that was permitted by Emergency Decree No. 214/02 in the context of the prevailing lack of confidence in the financial system. The other factor that became increasingly important during March and April 2002 was the increase in the number of successful provisional measures obtained by depositors requiring banks to release deposits in the originally denominated currency, based upon the Smith Case. “See Risk Factors—Factors related to Argentina—Recent legal action regarding withdrawal of deposits have destabilized the Argentine financial system”.

Several other factors contributed to the fund outflow, among which the most relevant were the uncertainty generated by the lack of an agreement between the Government and the IMF and the growing expectations of a compulsory exchange of restructured time deposits for new bonds to be issued by the Government. In order to prevent additional deposit withdrawals from the financial system, which have a negative impact on the exchange rate and at the same time on domestic prices, the Government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April, 29, 2002.

The Government’s economic team intended to use the holiday to submit to Congress a bill providing for the mandatory conversion of restructured deposits into government bonds and other measures required by the IMF. The proposed conversion and the other proposed measures failed to obtain support from Congress. This, together with rumors of changes in the foreign-exchange policy, triggered the resignation of President Duhalde’s Minister of Economy, Remes Lenicov, and led to a new institutional crisis. The crisis was overcome by the support that provincial governors gave to President Duhalde and the designation of a new Minister of Economy. The consideration by Congress of a mandatory conversion of deposits into government bonds was temporarily suspended. However, in order to restrict fund outflows from the financial system, a new law was passed that required banks to release deposits only when injunctions had been issued pursuant to final non-appealable decisions. Law No. 25,587, passed by the Congress on April 25, 2002, prevented money withdrawals based on legal actions that had not resulted in a final judgment. Banks have had to repay dollar-denominated deposits pursuant to such judicial actions from depositors. A substantial amount of these payments is still pending. These payments were made at exchange rates different from the Ps.1.4 per dollar exchange rate at which the “pesification” was enforced, which illustrates that financial institutions are incurring losses as a result of making or having made these payments. The regulators have not announced that financial institutions will be compensated for this source of losses.

On May 6, 2002, Decree No. 762/02 eliminated the application of the CER for the readjustment of certain loans, which are: (a) house mortgage loans existing as of February 3, 2002, (b) consumer loans, with or without mortgage security, for an initial principal amount of up to Ps.12,000 or US$12,000 or other currency and converted into Pesos existing as of February 3, 2002, and (c) consumer loans secured with pledge for an initial principal amount of up to Ps.30,000 or US$30,000 or other currency and converted into Pesos existing as of February 3, 2002. In lieu of the application of the CER for the readjustment of these loans, the principal thereunder should be readjusted by applying the CVS, would is calculated and published by the INDEC. According to such decree, the Executive Branch will determine the interest rates applicable to the above mentioned loans from the date on which the CVS become effective.

Pursuant to the provisions set forth by Decree No. 762/02, the INDEC developed the methodology to determine the CVS. The Executive Branch approved such methodology through Decree No. 1242 dated July 12, 2002.

On June 1, 2002, the Government passed Decree No. 905/02, which replaced Decree No. 494/02. Decree No. 905/02 determined the terms and conditions of the compensatory bonds created by Emergency Decree No. 214/02 and established a general methodology to be followed to determine the amount of compensation to be received by each financial institution in the form of compensatory bonds.

Decree No. 905/02 established the following compensatory bonds:

•	Dollar-denominated Federal Government compensatory bonds LIBOR 2012 (Compensatory Bonds in Dollars):

-	issue date: February 3, 2002

-	maturity date: August 3, 2012

-	term: 10 years and 6 months

-	amortization: 8 equal annual installments equivalent to 12.5% of the issued amount, with the first one payable on August 3, 2005

-	interest: 6-month Libor

-	trading: MAE and Argentine exchanges and securities markets.

•	Peso-denominated Government compensatory bonds 2% 2007 (Compensatory Bonds in Pesos):

-	issue date: February 3, 2002

-	maturity date: February 3, 2007

-	term: 5 years

-	amortization: 8 equal semiannual installments equivalent to 12.5% of the issued amount, with the first one payable on August 3, 2003.

-	principal adjustment: according to the variation of the CER

-	interest: 2% payable semiannually.

-	trading: MAE and Argentine exchanges and securities markets.

The methodology established by Article 29 of Decree No. 905/02 for calculating the amount of compensatory bonds to be received by each financial institution, was as follows:

•	the compensation mechanism would be applied to a bank’s unconsolidated balance sheet as of December 31, 2001. With the purpose of determining the applicable compensation, certain Argentine Government loans and other loans which were granted under Argentine law and consequently pesified held by such bank’s foreign branches and subsidiaries would be considered only to the extent of the value of which such loans were carried and excluding additional imbalances generated in the balance sheets of local subsidiaries and foreign branches and subsidiaries;

•	shareholders’ equity resulting from said balance sheet was adjusted by applying a Ps.1.4 per dollar exchange rate to the net foreign currency position outstanding pursuant to said balance sheet (“Computable Net Worth”);

•	the amount of compensation a financial institution was entitled to was the amount resulting from the positive difference between a bank’s Computable Net Worth and a bank’s shareholders’ equity resulting from the “asymmetrical pesification” of such bank’s individual assets and liabilities as of December 31, 2001, net of allowances for loan losses;

•	compensation would be paid to each financial institution in pesos in the form of Compensatory Bonds in Pesos;

•

up to the amount of the short foreign currency position that a financial institution would show on an individual basis as a result of the “asymmetric pesification” of its assets and liabilities as of December 31, 2001 (plus the secured loan portfolios of its foreign branches or subsidiaries pesified at the exchange rate of Ps.1.4 per dollar), such financial institution would be entitled to request the exchange of Compensatory Bonds in Pesos (either received from the Government as compensation or acquired from third parties) for Compensatory Bonds in Dollars. The exchange rate applicable would be Ps.1.4 per dollar;

•	the Government would issue additional Compensatory Bonds in Dollars in an amount sufficient in order to address those cases where the preceding exchange of Compensatory Bonds in Pesos for Compensatory Bonds in Dollars did not provide for the full coverage of a financial institution’s individual short foreign currency position (plus the secured loan portfolios of its foreign branches or subsidiaries pesified at the exchange rate of Ps. 1.4 per dollar). These “additional” compensatory bonds in dollars (the “Complementary Compensatory Bonds”) will be subscribed to by financial institutions at the exchange rate of Ps.1.4 per dollar; and

•	the Central Bank would provide financing to financial institutions in order to permit them to subscribe for the Complementary Compensatory Bonds. This financing would have the same financial terms of the advances to be granted by the Central Bank to financial institutions to purchase the Government bonds to be delivered to bank depositors, and shall be collateralized with secured loans granted to the Government and other eligible assets.

Decree No. 905/02 also established a mechanism pursuant to which any depositor of restructured deposits and demand deposits, as well as any depositor that participated in the voluntary exchange regime previously established by Decree No. 494/02, was given a 30-day option to exchange their deposits for new Argentine government bonds the terms of which were set forth in Decree No. 905/02.

Decree No. 905/02 established a peso-denominated bond that matures in 2007 and two dollar-denominated bonds, maturing in 2005 and 2012, respectively, as the relevant Government bonds to be offered to depositors choosing to participate in the exchange. The period during which depositors were able to make a decision and tender their deposits (in exchange of such bonds) was set at 30 banking business days from the date the decree was first published. In addition, Decree No. 905/02 provided that government bonds received by depositors pursuant to such exchange might be applied to the repayment of certain mortgage loans and secured or unsecured consumer loans in the case of individuals. Moreover, at the depositor’s option, the Government would redeem such bonds at a rate of 1.4 pesos per dollar of face value of any dollar-denominated bonds received by the depositors in the exchange (subject to readjustment by application of the CER) provided that the proceeds were applied by the depositor to the purchase of certain defined goods (new automobiles and government-owned real property), the financing of construction of new real estate, the subscription for securities issued by financial trusts constituted with the purpose of financing investment projects authorized for public offering by the CNV and for the payment of certain federal taxes due as of June 30, 2001.

Financial institutions would acquire the Government bonds to be delivered to bank depositors who have chosen to exchange their deposits as referred to above, by, in the first instance, applying their holdings of 9% Government bonds Due 2002, known as the “Bonos Encaje” (a bond that is eligible for financial institutions to constitute reserve requirements). The exchange ratio would be Ps.1.40 of Governmental bonds per dollar of new bonds. To the extent the amount of bonds to be delivered to depositors of a bank exceeds such bank’s holdings of “Bonos Encaje”, such entity would be required to purchase the depositor bonds from the Republic of Argentina in pesos (at the price of 1.40 pesos for each dollar-denominated bonds or at par in the case of the 2007 peso-denominated bonds). Banks would be entitled to request advances from the Central Bank in order to make such payment. Such advances would be fully secured by assets of the relevant financial entity, calculated based on the weighed average of the book value of all of such assets of all of the financial institutions of the financial system as of the date of such advances (as established by Resolution 92/02 of the Ministry of Economy). Such assets will be selected in the following order: (i) compensatory bonds denominated in pesos, (ii) secured loans to the Government, (iii) loans to the provincial public sector which have been exchanged under Decree No 1387/01 or bonds delivered in exchange thereof, and (iv) other public sector financing if accepted by the Ministry of Economy and the Central Bank, if the relevant financial entity did not have the assets described in (i) to (iv) above, it should assign to the Central Bank its highest quality loan portfolio as collateral.

The advances to be granted by the Central Bank referred to in the preceding paragraph would have the same tenor as the Government bonds to be purchased with the funds disbursed thereunder. Such advances might be prepaid by delivering the assets used as collateral upon the occurrence of any of the following events: (a) the

Government defaults under the Government bonds delivered to the bank depositors or the loans described in (ii) and (iii) above, and such default is not cured within a 30-day term, or (b) closing of foreign tranche of the restructuring of Argentina’s public sector debt contemplated in Decree No. 1387/01. In the latter case, such prepayment could not be made earlier than December 31, 2003.

Additionally, Decree No. 905/02 established that non-exchanged restructured deposits would remain under the repayment schedule established by Resolution No. 6/02 of the Ministry of Economy, as amended, but would be registered by each financial entity with the Caja de Valores S.A. and would constitute publicly negotiable instruments listed in self-regulated markets in Argentina. Holders of such certificates of restructured deposits would be able to apply such certificates to subscribe for initial public offerings of equity and debt securities authorized granted by the CNV and listed on a stock exchange. Decree No. 905/02 also established the possibility of using restructured deposits to repay loans granted by the same financial institution where the deposits were held (a practice that was already in place), subject to implementing regulations issued by the Central Bank.

Moreover, Resolution 92/02 of the Ministry of Economy authorized financial institutions to offer the holders of non-exchanged restructured deposits better conditions of restructuring for such deposits. Such offer had to be made by means of a public offering and should be applicable to the complete series of deposits registered with Caja de Valores, subject to implementing regulations to be issued by the Central Bank.

On September 10, 2002, the Government announced a new exchange of rescheduled deposits for public bonds issued by the national government “Swap II—Decree No. 1836/02” and the withdrawal, at the option of depositors, of the rescheduled deposits of up to a maximum amount of Ps.7,000 (excluding the CER adjustment) in force as of May 31, 2002. The withdrawal of rescheduled deposits of up to a maximum amount of Ps.10,000 (excluding the CER adjustment) was also authorized at the option of financial institutions. The Bank has decided to exercise this option.

The new exchange announced through Decree No. 1836/2002, dated September 16, 2002, and regulated by Communication “A” 3740 issued by the Central Bank, provided for different options applicable to holders of CEDROS and to those depositors who exercised their option at the Swap I—Decree No. 905/02. Holders of CEDROS might opt for ten-year bonds due in 2013 denominated in dollars (BODEN 2013) guaranteed by the financial institution and/or peso-denominated Time Notes issued by the financial institution secured for conversion by the Government. The term applicable to the Notes is the same term applicable to the BODEN 2013 and the principal is adjusted by the application of the CER. The original term for the option expired on October 30, 2002. Communication “A” 3797, dated November 7, 2002 extended the term to exercise the options until November 21, 2002 for cancellation in cash and until December 12, 2002 to opt for the BODEN 2013 and/or the time Note.

Moreover, the Central Bank under Communication “A” 3933 extended the term up to May 23, 2003.

Also in line with the continuing measures towards the gradual release of existing deposits, on April 1, 2003, Decree No. 739/03 was published by the Government in the Official Gazette, which order prescribed the possibility for holders of CEDROS originally denominated in foreign currency or in pesos, to cancel them either totally or partially. The optional mechanism to release such deposits would depend for the said cancellation upon the original nominal value of the deposit or CEDRO (i) up to Ps.42,000, (ii) over Ps.42,000 up to Ps.100,000 and (iii) over Ps.100,000. The return of the applicable amounts to depositors who exercised this option was the responsibility of the financial institutions (which should return the amount in pesos adjusted upon application of the CER until the crediting date plus applicable interest and an interest rate set for deposits of the amounts mentioned in (ii) and (iii)) and the Government (who would deliver BODEN 2013 for the difference between the nominal value of the rescheduled deposit adjusted upon application of the CER as of April 1, 2003 and the dollar free market quotation as of such same date). Decree No. 739/03 provides that financial institutions might improve the conditions set forth in such order subject to the terms of the regulation issued by the Ministry of Economy (Resolution 236/2003). The Central Bank informed that the dollar free market quotation as of April 1, 2003 was of 2.9792 pesos per dollar.

Through Resolution No. 290 dated April 24, 2003, issued by the Ministry of Economy, the term in which the holders of rescheduled deposits and of CEDROS could exercise the options described in Decree No. 739/03 was postponed until May 23, 2003.

HISTORY AND DEVELOPMENT OF THE COMPANY

Banco Francés, an Argentine limited liability company (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in the Republic of Argentina, Reconquista 199, 1003 Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, whose address is 111 Eighth Avenue, New York, New York 10011.

Our original bylaws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our bylaws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations) on March 5, 1998, under N° 2440, Book 123, Volume “A”—of Corporations (sociedad anónima). Pursuant to current corporate bylaws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the pertinent amendment to our bylaws.

The Bank is being supervised by the Central Bank, an entity which determines criteria on valuation and accounting registration, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institution. The Bank is also subject to inspections by the Central Bank, on which basis a “rating” is assigned to the entity. See “The Argentine Banking System and its Regulatory Framework”.

On August 11, 1997 we acquired 71.75% of the capital stock of Banco de Crédito for the purchase price of Ps.401.8 million See “Presentation of Financial Information—General”. As a result of the acquisition we acquired control of Crédito Argentino Sociedad de Bolsa S.A. This company was liquidated during fiscal year 2000.

On November 5, 1999 we acquired 99.9% of the outstanding shares Corp Banca S.A. for a purchase price of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A. for Ps.79 thousand (see “Presentation of Financial Information”). On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca were transferred to Banco Francés, with full integration of operations and systems.

On May 20, 1999, the Central Bank approved the creation of Credilogros, which was registered with the Public Registry of Commerce on June 24, 1999. On November 10, 1999, Banco Francés and Credilogros formalized by contract the purchase and sale of assets and liabilities which took place on August 2, 1999. On December 28, 1999, Banco Francés and Finanzia Banco de Crédito S.A. (“Finanzia”) executed a purchase agreement whereby the former transferred to the latter the rights and exclusive property rights on the brands used by Credilogros for the development of its business. The transaction price totaled Ps.9.6 million. In October 2000, Finanzia sold the rights and exclusive property rights of the brands used by Credilogros to Credilogros at a total price of Ps.9.6 million.

On March 29, 2000 our affiliate “Rombo Compañía Financiera S.A.” was registered with the Public Registry of Commerce. On April 24, 2000 the Central Bank authorized its starting up in business as a finance company by Communication “B” 6684.

On October 17, 2000, as part of BBVA group’s business reorganization plan started after the merger of BBVA, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Uruguay.

On November 29, 2001, our subsidiary PSA Finance was registered with the Public Registry of Commerce. Credilogros owns 50% of PSA Finance’s stock, consisting of 18,000,000 shares of common stock with Ps.1 par value. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7,134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance intends to obtain funds exclusively from loans granted by the Bank and other domestic financial institutions.

On May 13, 2002 the Central Bank of Uruguay approved our proposed sale of our 60.88% equity interest in BBVA Uruguay to BBVA. The aggregate purchase price for the Shares was US$55.50 million.

In June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros’ corporate stake to BBVA for 23,782,680 Euros. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37.

BUSINESS OVERVIEW

Substantially all of our operations, property and customers are located in Argentina. Accordingly, the quality of our loan portfolio and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1998, and in 2002 the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed its economy. In response to the crisis, the Government undertook numerous and far-reaching initiatives, the full consequences of which are still uncertain. See “Recent political and economic developments in Argentina”.

Although the long-term effects of the current crisis and the Governmental measures still remain uncertain, they had a material adverse effect on our liquidity, financial condition, results of operations and business prospects. See “Effects of the Argentine Crisis on Banco Francés since December 31, 2001” and “Risk Factors—Factors Related to Argentina—Factors Relating to Banco Francés”.

Our business activities have contracted compared to historical levels since December 2001 in light of the liquidity crisis and economic and political environment in Argentina. See “Impact of Recent Events in Argentina on Banco Francés—Effects of the Argentine Crisis on Banco Francés since December 31, 2001” and “Risk Factors—Factors Related to Argentina”. Since December 2001, we have suspended most new originations of all types of loans, our deposit taking has essentially ceased and our international operations have either been suspended or are being wound down.

Our structural strengths, our reaction capacity, and our adjustment to the new economic environment and, particularly to the new business model, were the pillars of 2002 year’s performance. We answered to the deepening of the crisis prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Business Overview

As of September 30, 2002, Banco Francés was the second largest bank in Argentina in terms of deposits, fourth in total assets, and third in loans, according to statistics published by the Central Bank (Information of Financial Institutions, September 30, 2002). As of December 31, 2002, we had, on a consolidated basis, a total of Ps.6.9 billion in deposits, Ps.16.1 billion in total assets, Ps.9.2 billion in net total loans, and a market capitalization that reached Ps.1,436 million. As of December 31, 2002, we operated a banking network of 241 branches throughout Argentina, excluding those of our subsidiaries.

We have historically offered financial services in Argentina and the Cayman Islands. In accordance with the financial activity’s contraction, the Bank redefined its business strategy as well as products and services provided with the purpose of satisfying customer’s demand. Until the Argentine financial system recovers critical mass, our banking activities will concentrate on providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts, credit-card financing and notes discounted. We suspended almost all of other lending activities, and we developed alternative financial products to replace the traditional intermediation business.

We conduct capital markets and securities operations directly in the over-the-counter market and indirectly on the BCBA. The worsening of the crisis during 2002 also impacted such activities. According to statistics published by the Argentine Mutual Funds Association, we had a 5.5% market share in the mutual fund portfolio management industry in Argentina (through Banco Francés Cayman Ltd.’s subsidiary “Francés Administradora de Inversiones S.A.”). We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2002, managed Ps.7.9 billion in pension fund holdings, with an 18.7% market share in collections in Argentina, according to statistics published by the Pension Funds Association.

As part of our business, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, principally in dollars. As of December 31, 2002, approximately 9.24% of our loans and 11.88% of our deposits were denominated in dollars.

The following table represents financial information of our principal business segments for the year ended December 31, 2002.

	As of December 31, 2002 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations(1)	Total
Total assets	14,894,611	297,261	1,172,663	(217,838)	16,146,697
Total income(2)	6,227,946	364,396	549,724	(108,918)	7,033,148
Total expenses(3)	(7,366,292)	(295,219)	(169,329)	108,918	(7,721,922)
(Loss) / Gain on minority interest in subsidiaries	37,484	33,019	(11,848)	—	58,655
Net Monetary (Loss) / Gain	(91,579)	(112,735)	(407,628)		(611,942)
Total Net (Loss)	(1,192,441)	(10,539)	(39,081)	—	(1,242,061)

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services offered to our customers. These branches are complemented by other distribution channels, such as personal automatic teller machines (ATMs) within the Banelco Network (which as of March 2003 totaled 480) a telephone banking service (answering over 781,000 calls per month) and PC Banking (an Internet banking service called Francés Net) with over 229,483 registered clients. We are a member of Banelco S.A., a corporation owned by six partner banks, which has 14 participating banks. Accordingly, all customers have access to the Banelco network of over 2,947 ATMs throughout Argentina 16% of which are at Banco Francés.

Banking and Financial Services

Our business activities have contracted since December 2001 in light of the liquidity crisis and economic and political environment in Argentina. The discussion that follows reflects our business as of December 31, 2002.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2002		December 31, 2001		December 31, 2000
	(in thousands of pesos, except percentages)
Corporate	8,175,845	88.72%	10,856,783	67,88%	8,574,017	(1)	59.58%
Middle market	228,395	2.48%	1,906,256	11,92%	2,278,434		15.83%
Consumer	811,461	8.80%	3,231,405	20,20%	3,539,099		24.59%

Total	9,215,701	100.00%	15,994,444	100.00%	14,391,550		100.00%

(1)	Includes unused collections. See note 4.1.B to the consolidated financial statements.

	Deposits
	December 31, 2002		December 31, 2001		December 31, 2000
	(in thousands of pesos, except percentages)
Corporate	3,079,625	44.82%	2,141,256	14.25%	3,374,902	19.30%
Middle market	567,680	8.26%	532,170	3.54%	691,012	3.95%
Consumer	3,223,266	46.92%	12,355,621	82.21%	13,419,952	76.75%

Total	6,870,571	100.00%	15,029,047	100.00%	17,485,866	100.00%

Our estimates of relative proportions of loans and deposits have been derived from information prepared by our management for internal purposes rather than from the consolidated financial statements.

In light of the political and economic crisis in Argentina, we cannot predict the type of financial services we will be able to offer in the future. The massive withdrawal of deposits forced us to reduce our credit transactions. In order to meet the demand for cash, in the first semester of 2002, we cut back on lending and collected approximately Ps.1 billion in outstanding loans from the private sector. Until the economy recovers, our business will focus mainly on transactional banking. See “Impact of Recent Events in Argentina on Banco Francés—Our Strategy for Weathering the Current Crisis in 2002”. Although we are committed to offering credit to promote economic growth once we regain our lending capacity, we cannot assure you that we will continue to offer a full range of services in all of our business segments. The descriptions of our services below therefore focus on services we are currently rendering and may not reflect our future business.

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with minimum annual sales of Ps.75 million or companies that belong to an international group. This division has three branches dedicated to serve groups of companies from Europe, the United States and the rest of the world and companies in Argentina.

Corporate Banking business was critically impacted due to the fact that a large number of customers belonging to this sector had contracted debts in foreign-currencies that were not converted into pesos. Since 2001’s last semester, we focused on lowering our exposure to those corporations highly exposed to changes in the macroeconomic setting. See “Key Information—Risk Factors”.

The situation worsened during 2002, and we started working simultaneously on the process of restructuring the most complex cases. To such effect, within the Corporate Banking, the Risk Follow-Up Department was created, comprising a team of skilled professionals that worked solely on the restructuring of debts through a case-by-case basis.

This strategy was successful because it reduced responsibilities of corporate business departments, allowing them to actively focus on selling transactional products and liabilities, on improving customers assistance and service, with a wide range of customized products, and on introducing service improvements such as Collection and Payment System, local and international Cash Management and Corporate and Purchasing Cards. Corporate Banking was then able to continue consolidating commercial relationships with a segment of sophisticated, demanding customers—large international and local groups—providing them with services both domestically and globally.

Capital Markets. In 2002, the end of convertibility, and the public and most of private sectors’ default were a definite factors for the Investment Banking business, which showed lack of new projects and suspension of the foreign debt market. The variable income market did not escape this reality. Despite which, during the second semester, we, as exchange agent, took part in the exchange of shares, carried out by Tenaris S. A.

As regards the financial counseling business, particularly Mergers and Acquisitions, market conditions impaired some projects in progress. The new conditions, however, brought about advisory mandates that will be implemented during 2003. Despite low ratios in activity level, an increase should be expected in fixed income transactions, trusts, negotiable obligations and short-term securities, all of which were instruments incorporated to the traditional banking system aimed at channeling private savings towards productive activities.

Trading and Brokerage. As of December 31, 2002, we routinely traded (on behalf of our customers and for our own account) corporate and Government securities, money market instruments and foreign currency. In fiscal year 2002, we traded approximately Ps.432.9 millions (US$128.8 millions) through the over-the-counter (“concurrencia”), and approximately Ps.425.4 millions (US$128.8 millions) through Francés Valores on the BCBA (“piso” and “SINAC”).

We typically earn both brokerage commissions and a spread on over-the-counter transactions, depending on the type of transaction involved. Our proprietary trading, as well as third party brokerage trading, is supported by research and analysis provided by our research department.

Middle Market Banking. The Middle Market division handles the relationship with small and medium sized companies, that is, those with annual sales of up to Ps.75 million, and has the first network in Argentina specialized in serving the small and medium sized company segment.

Circumstances related to the country’s extremely deep crisis suffered during 2002 required a fast structure adjustment, currently composed by 28 branches organized into three regions: Head Office Region, the Metropolitan Region, with 12 branches around the Federal Capital and Greater Buenos Aires, and the Inland Region, with 15 branches distributed along the interior of the country.

Customer close relationships and network flexibility for adjusting to the changing macro and microeconomic scenario allowed for the development of strong activities, and compliance with scheduled targets. Middle Market Banking made a significant liquidity contribution, regarding performing loan portfolio collection. At fiscal year end, Middle Market Banking’s regular financial assistance amounted to Ps.146.5 billion and US$29 million, the latter to be allocated to export financing. Likewise, the bank accounted for 150% increase in customer deposits, with an adequate term and expenses structure. As of December 31, 2002, these liabilities amounted to 584 million pesos; 40% of such amount accounted for fixed term deposits, comprising 70% above 30 days terms.

Despite contractions in scheduled loan portfolio, commercial activities allowed for 9.5% increase in fees and income compared to 2001. During the last four-month period the Bank implemented an aggressive campaign for new customers and transactional products attention, resulting in the incorporation of 789 new customers, 233 Electronic Banking facilities, among which 128 correspond to the corporate product S.I.E.T.E and 201 salary payments. During the last two months of the year the Bank launched products aimed at quasi-currencies (Patacón and Lecop), custody and transactional services. Other activities also showed satisfactory results: intermediation of funds through the first agribusiness trust for agricultural producers, that vigorously fuelled the implementation of alternative channels, serving about 1,800 customers through Frances Net Banking, implementation of a phone line 0810 for the exclusive assistance to corporate customers, and TV sales channel supporting commercial activities.

Middle Market Banking’s structure faces 2003 with consistency in activity levels, empowered by the necessary tools to render specialized service to future transactions in this sector, and to cover future needs after the return of economic growth. Middle Market Banking’s intermediation business is internally financed through a recovered customer portfolio and a significant transactional products basis that secure solid fees revenues.

Retail Banking. The Retail Banking division is in charge of commercial relations with individuals, shops and small companies. As of December 31, 2002, this division served about 2 million individuals and 32,500 small businesses through a network of 241 branches.

During 2002, the commercial strategy was based on transmitting to our customers our recognition by introducing direct benefits through debit and credit cards. At the same time, we developed product packages to facilitate the use of funds without cash flows. Among these products and marketing action of this year, the following can be highlighted:

•	“Cuenta Fácil”: a product designed to operate pesos-denominated current accounts, that allows customers to pay with checks, with exclusive benefits as the free first check book and clearing services. It also includes a Visa Electron card, with customers’ access to special discount at specific stores.

•	Direct discounts: since 2001, we introduced into our range of customers services a discount catalogue for stores located nationwide; currently, these discounts range between 10% and 50%. Consistent with this line of activities, during 2002, we introduced new discounts on high-consumption articles, through agreements with large supermarket and home appliances chains, and pioneered in the market launching promotions for fuels, drugstores and perfumes stores and discounts for the tourist sector.

One of the key products of transactional banking for the retail segment was direct salary deposit. We continued with its leading policy on this product, and succeeded in attracting more corporations to this service. The Sueldón, a product with exclusive benefits in prices and conditions, was specifically designed to satisfy both the needs of payroll employees and companies demanding direct deposit service.

An important target for us was to attract new deposits. In this sense, we based its performance on three main pillars:

•	Rebuilding our deposit base, with a significant increase in term deposits.

•	Maintenance of customers’ transactional balances in demand accounts, as related to gradual release of “corralito” funds.

•	Exchange of rescheduled deposits for Government Bonds

Efforts made resulted in a good performance in the recovery of deposits, ranking the Bank in a leading position within the private sector banks, in terms of retail deposits.

In response to the crisis, the development of additional channels showed a solid growth during 2002 fiscal year. Such channels provided customers with excellent self-service alternatives. In this sense, an endless amount of new transactions were developed aimed at facilitating customers’ operations.

The use of alternative channels reached monthly peaks exceeding 12 million transactions, among which customers service through Home Banking (Francés Net) should be highlighted, as well as the use of Bank’s ATMs. Both services excel as the channels with largest growth.

On the other hand, it should be noted that ATM services showed excellent ratios, outperforming those of the rest of the financial system. The successful outcome in this area is due to the Bank’s modern IT platform, with high-processing capacity and on-line connection for overall transactional operations.

By March 2003, the “Línea Francés” phone banking had handled about 1 million calls with more than 1.2 million transactions, 95% of which had been processed automatically through Interactive Voice Response, with 91% positive ratings in the customer satisfaction index.

Francés Net, the Internet banking system, grew very significantly and by the end of March 2003 had processed more than 2.1 million transactions.

The average number of transactions handled by Banco Francés’ ATMs was the highest in the Argentine network for March 2003, averaging 6,200 transactions per ATM. Our ATM network had the highest index of ATMs in service, which at the end of March 2003 was 95.6%.

Credit Cards and Debit Cards Beginning in 1991, the market for credit and debit cards in Argentina has grown significantly as improved economic conditions have led to increased consumer spending. Credit and debit cards provide income in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and finance and penalty charges (in the case of credit cards).

We issue mainly “Visa” and also “MasterCard” credit cards, and debit-only cards (under the name Banelco Electrón, or Banelco). We had a total credit card base of 443,135 as of December 31, 2002. As of that date, we were the fourth largest of sixty issuers of Visa credit cards in Argentina, based on the number of customers served. As of December 31, 2002, we served approximately 8.6% of all Visa customers in Argentina, who in turn generated approximately 9.69% of Visa receivables during year 2002. Our Banelco client base as of December 31, 2002 consisted of approximately 1.4 debit-only cards, representing approximately 19.05% of the total debit-only cards issued by the 14 banks participating in the Banelco System. As of December 31, 2002, we ranked first in terms of the number of debit cards issued in the Banelco System.

Securities Brokerage Services. In 2002, we offered securities brokerage services to our individual clients whereby over-the-counter transactions are executed directly through us, and Stock Exchange related transactions through Francés Valores. We similarly offer the services of Francés Inversiones, a telephone banking advisory service, through which clients may conduct securities and other transactions. Although clients are not charged for these services, we collect fees for brokerage services performed on behalf of any customer.

Trust Banking. Since 1996, we have organized trusts of widely differing kinds for large, medium-sized and small customers in the private sector, for the government sector and for multilateral organizations. Trust Banking excelled for its participation in organizing guarantee trust funds for exports pre-financing, bonding producers with investors. As of December 31, 2002 agreements in force accounted for 2,542 million pesos in assets under trust. It should be noted that revenues and net contributions of Trust Banking showed similarities with 2001.

Asset and Pension Fund Management

Economic and political events of 2002 did not impair BBVA Banco Francés from being a reference in asset management, and from being able to turn threats into opportunities.

Within this context, the Asset Management division continued complying with the task of asset management and advisory services for private investors, corporations and institutions portfolios. Changes in politics and economy obliged to a permanent review of investments within a market that contracted, due to the huge crisis, and operated with new rules of the game.

Likewise, and despite the negative arena, the sector has renewed its commitment to managing customized portfolios, an exclusive service for entities and high-net-worth individuals, who seek expertise and efficiency in the management of their investments, in accordance with specific needs and investor’s profile.

Banco Francés, along with the Trust Company of the West, acts as the liquidator to “The Argentine Investment Company” (“TAICO”), a closed-end private equity fund. TAICO is on its divestiture stage and sold its largest single investment in 2000 (Companía de Teléfonos del Interior S.A.—“CTI”). Since then, TAICO has not completed any further sales, due to specific companies’ situations and the overall economic environment. Net asset value of TAICO as of December 31, 2002 was US$6.252 millions (or US$0.55 per share).

The market share of the FBA family of funds reached 5.5% at 2002 year-end, down from 13.2% at 2001 year-end. The mutual fund portfolio management industry of Banco Francés in Argentina is operated through Banco Francés Cayman Ltd.’s subsidiary “Francés Administradora de Inversiones S.A.”.

We act as depositary for three variable income funds (“FBA Acciones Globales”, “FBA Calificado” and “FBA Internacional”); “FBA Total” and “FBA Total 50”, both global funds, four fixed income funds (“FBA Renta”, “FBA Renta Premium”, “FBA Bonos” and “FBA Renta Fija”), and four money market funds (“FBA Renta Pesos”, “FBA Ahorro Pesos”, “FBA Renta Dólares” and “FBA Ahorro Dólares”). As of December 31, 2002, they show the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	14,571
FBA Total	14,654
FBA Renta	24,413
FBA Renta Pesos	444
BF Renta Dólares	4,780
FBA Bonos	12,318
FBA Calificado	5,325
FBA International	36
FBA Ahorro Dólares	14,697
FBA Total 50	35
FBA Ahorro Pesos	537
FBA Renta Fija	24,317
FBA Renta Premium	8,450
FBA Horizonte	48
FBA Futuro	48
FBA Renta Corto Plazo	569
Total	125,242

FBA Calificado (FBA Qualified), a fund that aims at obtaining high return, achieved an annual yield of 56.3% in Pesos but experienced a drop of 53.5% in Dollar terms due to the devaluation of 236% in 2002. FBA Renta Pesos (FBA Pesos Income), a fund that aims at obtaining a moderate return without exposing its customers’ capital to high risks, achieved an annual yield of 28.63% in Pesos but also experienced a loss of 61.7% in dollar terms.

As a group, our mutual funds continued to be recognized for their investment management quality. The FBA family of mutual funds maintained the ISO 9001/2001 certification on investment management awarded by IRAM (Argentina), Aenor (Spain) and IQNet (Europe). These are the most updated and strict quality management standards.

Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2002, we owned 53.89% of Consolidar AFJP, a pension fund manager which is operated jointly with BBVA. As of December 31, 2002, Consolidar AFJP managed Ps. 7.9 billion in pension fund holdings (with a 18.7% market share in collections).

Insurance

Faced with a liquidity crisis since the end of 2001, we have contracted our insurance activities in 2002. See “Impact of Recent Events in Argentina on Banco Francés”. The discussion that follows reflects our business prior to December 31, 2001 and may bear no relation to our current or future business operations.

In 2001, we sold general insurance policies in our branches through both BBVA Seguros S.A. (formerly Siglo XXI), a life and general insurance company, and Assurex S.A., an insurance broker. We currently own 12.22% of the capital stock of BBVA Seguros S.A. the remaining 87.78% of which is held by BBVA. In the past, we have aimed to increase our market share by both selling insurance policies to our current customers (in an effort to increase the number of products per customer) and by attracting new customers.

We own a 65.96% interest in Consolidar Compañía de Seguros de Vida S.A. (a company that offers life insurance to persons with funds managed by Consolidar AFJP), 66.67% in Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans to persons with funds managed by Consolidar AFJP) and 12.5% in Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Laws that went into effect on July 1, 1996. BBVA holds the remaining interest in these three companies).

At December 31, 2002, Consolidar ART had a portfolio of 38,808 companies (equivalent to an 11.4% market share) and has been providing coverage to approximately 586,833 employees (equivalent to a market share of 13.0%). Based on the above, Consolidar ART ranks second in numbers of employees and companies.

International Operations

Historically, we have focused our international operations on providing international and offshore banking services, together with fund raising from the international markets for foreign trade financing, as well as our treasury needs, by means of instruments under our Medium Term Note Program plus loans and certificates of deposits borrowed from our correspondent banks.

We have significantly contracted our international operations in 2002 because of the liquidity crisis in Argentina and the immediate shutdown of the international markets as from the measures taken by the Government starting December 2001.

On May 13, 2002, we sold our 60.88% equity interest in BBVA Uruguay to BBVA. BBVA Uruguay mainly performs foreign trade transactions with Uruguayan and Brazilian companies and provides financial advice and other services to individual customers.

The Bank dedicated 2002 to restructuring its foreign debt. Such payments were made according to prevailing regulations and liquidity availabilities. The outstanding balance with correspondent banks (excluding BBVA) at the end of December 2002 totaled US$235 million, an almost 45% reduction compared to December 2001 (figures include trade related plus financial debt, instrumented as loans and guarantees). In particular, our FRN for US$150 million raised in October 2000, and matured October 2002, has been rescheduled for a transitional period of one year, during which period a definitive proposal will be presented to the holders (rescheduling bore a 10% down payment in two installments).

Though more enclosed, we continued offering traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Banco Francés (Cayman) Ltd., or Francés Cayman, is a wholly owned subsidiary formed in 1988. Francés Cayman’s credit policy is consistent with ours and it is monitored by our Senior Credit Committee. Francés Cayman’s sources of funds comprise individual and corporate dollar-denominated deposits and lines from correspondent banks. Its principal sources of income include interest from government securities and interest on loans and fees, the latter being derived mainly from the underwriting and distribution of capital markets instruments, fiduciary services, and financial advice to corporations. Francés Cayman is also active in trading Latin American securities and debt instruments. As of December 31, 2002, this subsidiary, with total assets of US$987 million, suffered losses of US$222 million, mainly due to the effect of pesos conversion of Argentine risk assets and to the provision for loan losses related to risk assets of the Government. On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Government guaranteed loans GL 08) with original nominal values of US$185,043,841, which were pesified under the decrees mentioned in note 1.1.1 to the consolidated financial statements, representing a book value in pesos, as of that date, of thousand of Ps.305,409. Such contribution was authorized by Resolution No. 360 of Central Bank´s Board of Directors dated May 30, 2002 and by Cayman Islands Monetary Authority resolution dated February 19, 2003.

In addition, the Bank has requested from the Central Bank the authorization to make the contribution of the Government Libor 2012 bonds in dollars received as compensation, derived from the pesification effect of the Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the Central Bank authorized the Bank to make the contribution in kind in the mentioned subsidiary for the minor resulting of the amount of US$386 million of BODEN 2012 (amount resulting of the guaranteed loans holdings in that subsidiary as of December 31, 2001) or the required amount to comply the capital relations requirements, according to the regulations of such country’s monetary authority. On February 19, 2003 Cayman Islands Monetary Authority authorized the capitalization of the mentioned bonds which were contributed on March 24, 2003. In April 2003 the Francés Cayman stockholder´s meeting approved the capitalization of the above mentioned irrevocable capital contributions.

Cost Controls

The efficiency and cost plan (“EFYCO”), continued to be implemented during 2002.

The particular circumstances of the context required us to pay particular attention to containing the price increases applied by most of our goods and services suppliers as a result of inflation and devaluation. A significant portion of our supplies were charged in dollars and the end of the convertibility system made it necessary for us to renegotiate certain contracts and rates.

Our success in this renegotiation process allowed us to mitigate the negative impact of the new price scenario on our operating and general expenses.

In addition, a general resizing of the structures (involving the closing or merger of offices as well as payroll reductions) resulted in concrete savings towards the end of 2002 and improved our operational efficiency in preparation for the years to come.

During the last fiscal year, the bank’s payroll was reduced by more than 1,100 positions.

Information technology

The peculiar context in which the Argentine economy and most especially its financial system evolved during 2002 determined some decisive characteristics in regard to Information Technology:

•	A continuous succession of quite significant changes in the rules and regulations governing banking activities required a number of adaptations in the systems which had to be implemented on very short notice.

•	A significant increase in the costs of technological goods and services, regulated from the dramatic devaluation.

•	An ever-changing economic scenario made it impossible to define business plans.

Most of the effort in the Systems and Organization areas was thus concentrated on managing the emergency. In this area we achieved:

•	Implementation of all restrictions imposed on withdrawals, deposits and transfers for the different types of accounts/currencies/amounts and for the different channels, with their respective exceptions, as was the case with diplomatic missions, salary accounts, etc.

•	Conversion into pesos of all accounts, fixed-term deposits and loans.

•	Redefinition of all operative processes in order to face a sudden increase in the volume of transactions.

•	Electronic transfer of funds by automatic channels.

•	Reprogramming of deposits.

•	Issuance of Bonds and CEDROS to implement the exchange of Deposits.

•	Cancellation of loans and purchase of goods with Bonds and CEDROS.

•	Management of Free-Availability Funds.

•	Purchase and sale of foreign currency.

•	Implementation of a series of frequent changes involving Foreign Trade transactions.

•	Changes in operations with funds and securities.

In spite of the situation described above, resources were also applied in the field of risk-management in order to improve the quality of services and commercial products which would have predominance in the new economic scenario. Among other things:

•	We made advances in the implementation of corporate systems that will provide efficiency in comprehensive risk management according to Basle II regulations. Among the projects now being developed are: Risk-Adjusted Profitability, Micro-enterprise Scoring, Operational Risk Analysis and Liquidity Risk.

•	Advances were made in the implementation of a comprehensive array of new auditing tools, known as Aura, which will facilitate the task of auditors in their control over the bank’s branches, by linking the inspection criteria to the associated risk.

•	A Logical Security Direction Plan was defined at corporate level in order to adjust security procedures and technologies according to Standard ISO/IEC 17799. It will start to be implemented in the forthcoming fiscal years.

•	Improvements were made to the Claims workflow system, by expanding its application within the Bank.

•	The technical architecture was improved in order to increase Automatic Channels availability.

•	The development of a new Windows-2000-based front-end architecture for the branches was completed and successfully tested in a number of pilot branches.

•	We have been working on TECOM, a CRM application to be implemented during 2003 to significantly improve the information available to the Branches in order to define and implement new commercial campaigns. It consists of two modules: Marketing y Ventas, which will permit client segmentation under a personalized manager who will make use of a number of new sales-promotion tools, and MIS Clientes, which will make it possible to analyze profitability on a per-client bases.

•	The processing of risk-product sales to individuals has been automated and made much easier and substantially more agile by avoiding data loading duplication. The system also makes it possible to decentralize risk control and automated our control over the credit regulations.

•	We continued to develop new functionalities on all automatic channels, especially Internet Banking, and on the ATM network, which has undergone a quite substantial expansion. This is part of a long-term strategy which is aimed at offering new services to our clients with the use of low-cost resources.

•	We expanded the corporate Cash Management product, known as Siete, which allows corporate clients to monitor their accounts and make transactions in real time by means of a terminal installed in their own premises. Work was also started an Internet version of the product.

•	The first phase of a three-year plan was implemented to substantially improve our Credit Card application.

•	Applications were implemented in order to handle Factoring and Confirming Products.

•	We participated in developing a new corporate system for foreign trade to be implemented in 2003.

The total investment in computer and communications hardware as well as in base and application software and own software applications during 2002 amounted to approximately Ps.24,996,298.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria (BBVA)

In September 1996, BBVA acquired 99.90% of the capital stock of Otar S.A., the majority shareholder of Sud América Inversiones S.A., which in turn owned 30.04% of the capital stock of Banco Francés. BBVA currently owns approximately 79.53% of Banco Francés’ capital stock. On January 23, 2001, BBVA announced its intention to formulate an exchange offer to acquire 100% of our capital. In compliance with the terms and conditions of the offering document, BBVA abandoned the exchange offer in July 2001 because of a decline in the M.AR stock index of more than 35% since the announcement of the transaction as it was described in the Public Offering. In December 2002, Banco Francés carried out a capital increase in the domestic market, in which BBVA participated in the process of debt capitalization. Accordingly the capital stock of Banco Francés increased from 209,631,892 shares to 368,128,432 shares.

BBVA is the result of a merger by absorption of Argentaria S.A., formerly a Spanish retail banking, asset management and insurance provider, into BBVA. The merger was approved by the shareholders of both institutions on December 18, 1999. BBVA, through its subsidiaries, has a presence in 11 Latin American countries and throughout Europe, with 3,414 branch offices in Spain and 4,090 branch offices outside Spain, and approximately 30,296 employees in BBVA Spain.

BBVA is a global banking organization whose organization is comprised of six major business areas: retail banking in Spain and Portugal, wholesale and global investment banking, Mexico, Latin America banking, asset management and private banking and corporate activities. In February 2000, the BBVA Group developed an internet banking service with the launching of Uno-e Bank, S.A. (“Uno-e”), in collaboration with Terra Networks, an affiliate of Telefónica S.A. Uno-e has made further progress in the development of its strategic plan. BBVA, Terra and Enba plc — the head of First-e Group, an entity which engages in Internet banking in Germany and the United Kingdom— announced their intention to combine the two projects to create the UnoFirst Group, the first worldwide supplier of financial Internet services.

The integration of Banco Francés into the BBVA Group has provided us with tangible benefits including the following:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’S commitment: support of a shareholder whose investment in Banco Francés is both long-term and strategic.

Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Law of Corporations. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Subsidiaries of Banco Francés

We offer financial services in the Cayman Islands through Banco Francés (Cayman) Ltd. Until May 2002, we offered financial services in Uruguay through BBVA Uruguay. On May 13, 2002, we sold our 60.88% interest in

BBVA Uruguay to BBVA. BBVA Uruguay performs mainly foreign trade transactions with the Uruguayan companies and provides financial advice and other services to individual customers. As of December 31, 2001, BBVA Uruguay had total loans of approximately US$983.8 million and stockholders’ equity was US$95.6 million, according to Argentine banking regulations. Its capital stock structure as of December 31, 2001 was as follows:

Banco Francés:	60.8787%

BBVA:	39.1212%

Others:	0.0001%

We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2002, managed Ps.7.9 billion in pension fund holdings, with a 18.7% market share in collections in Argentina. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

After the above mentioned transactions (see “Information on the Company History and Development of the Company”), the capital stock structure of Credilogros, as of December 31, 2002, is as follows:

Banco Francés:	69.5271%

Finanzia:	29.9475%

Inversora Otar S.A.:	0.5254%

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, is in the business of granting loans on the retail market to finance the acquisition of new and second hand cars offered by the Renault dealership network. The company, rather than funding itself with deposits, other forms of investment or the placement of corporate bonds, intends to obtain funds exclusively from loans granted by other institutions in the domestic interbank market. We hold a 40% equity interest in this company, whose capital stock is made up of 20,000,000 shares of common stock with a face value of Ps.1 each.

PSA Finance located in Buenos Aires, this financial entity was organized in 2002, as a result of the merger between Credilogros and Banque PSA Finance, a company owned by the PSA French group. The company’s object was the financing of brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through chattel mortgage and/or leasing.

The following chart reflects Banco Francés’ subsidiaries as of December 31, 2002:

The following information is related to subsidiaries and affiliates as of December 31, 2002:

Subsidiary or Associated Company	Country of Incorporation/Residence	Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos)
Banco Francés (Cayman) Ltd.(1)(3)	Cayman Islands	100.00%	Banking services	1,239.1
Atuel Fideicomisos S.A.(1)(3)	Argentina	99.99%	Trust services	0.1
Francés Valores Sociedad de Bolsa S.A.(1)(3)	Argentina	99.97%	Stock exchange brokerage	6.0
Credilogros Compañía Financiera S.A.(1)(3)	Argentina	69.52%	Financial Institution	42.5
Consolidar Cía. de Seguros de Retiro S.A.(1)(3)	Argentina	66.67%	Insurance	46.5
Consolidar Seguros de Vida S.A.(1)(3)	Argentina	65.96%	Insurance	57.4
Consolidar AFJP S.A.(1)(3)	Argentina	53.89%	Pension and Retirement Fund Administrators	228.1
Rombo Compañía Financiera S.A.(3)	Argentina	40.00%	Financial Institution	30.1
Consolidar ART S.A.(3)	Argentina	12.50%	Workers Compensation Insurance	104.5
BBVA Seguros S.A.(3)	Argentina	12.22%	Insurance Company	28.8
Assurex S.A.(2)	Argentina	12.50%	Insurance Broker	0.1

(1)	For information regarding the number of shares we hold in such entities, see note 16 to the consolidated financial statements.
(2)	Total stockholders’ equity as of June 30, 2002.
(3)	Total stockholders’ equity as of December 31, 2002

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2002.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	10.00%	Clearing house	2.5
Interbanking S.A.(2)	Argentina	15.38%	Information services for financial markets	5.8
Argencontrol S.A.(2)	Argentina	5.19%	Agent Mandatary	0.5
Sedesa S.A.(5)	Argentina	8.51%	Deposit Guarantee Fund	4.9
AIG Latin American Fund(1)	Virgin Islands	19.48%	Investment Funds	27.6
Banelco S.A.(4)	Argentina	12.63%	Nationwide ATM network & credit card issuer	44.0
Visa Argentina S.A.(3)	Argentina	5.00%	Credit card issuer	23.4

(1)	Total Stockholders’ Equity as of December 31, 2000.
(2)	Total Stockholders’ Equity as of December 31, 2001.
(3)	Total Stockholders’ Equity as of May 31, 2002.
(4)	Total Stockholders’ Equity as of June 30, 2002.
(5)	Total Stockholders’ Equity as of March 31, 2003.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, 1003 Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2002, our branch network consisted of 241 branches, of which 120 were located in properties that we own and 121 were located in properties leased by us. The branches are located throughout all of the 23 Argentine provinces as well as the federal district.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the consolidated financial statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See note 37 to the consolidated financial statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

The dollar-denominated assets and liabilities reflect balances held by Banco Francés, Francés Cayman and BBVA Uruguay (for fiscal years ended up to December 2001). Francés Cayman operates exclusively in dollars, while Banco Francés operates both in dollars and in pesos and BBVA Uruguay operates in Uruguayan pesos, in reales (current legal tender in Brazil) through its São Paulo subsidiary and in dollars.

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

For fiscal years ended December 31, 2001 and 2000, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis, using their original values restated into fiscal year ended December 31, 2002. Average balances have been separated between those denominated in pesos, in Uruguayan pesos, in reales and in dollars.

For fiscal year ended December 31, 2002, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis, using their original values restated into fiscal year end pesos in the case of Banco Frances and Argentine subsidiaries financial data. Average balances have been separated between those denominated in pesos and in dollars.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each fiscal year were converted to average real rates as follows:

Rp=	1 + Np	-1	Rd=	(1 + Nd)(1 + D)	-1
	1 + I			1 + I

Where:

Rp:	real average rate for Argentine peso-denominated (in the case of Banco Francés), Uruguayan peso-denominated (in the case of BBVA Uruguay, except for São Paulo subsidiary) and reales-denominated (in the case of São Paulo subsidiary of BBVA Uruguay) assets and liabilities of Banco Francés and BBVA Uruguay;

Rd:	real average rates for dollar-denominated assets and liabilities of Banco Francés, Francés Cayman and BBVA Uruguay;

Np:	nominal peso average rate in peso-denominated (in the case of Banco Francés), Uruguayan peso-denominated (in the case of BBVA Uruguay, except for São Paulo subsidiary) and reales-

denominated (in the case of São Paulo subsidiary of BBVA Uruguay) assets and liabilities for the period;

Nd:	nominal dollar average rate in dollar-denominated assets and liabilities for the period;

D:	devaluation rate of the Argentine peso (in the case of Banco Francés), Uruguayan pesos (in the case of BBVA Uruguay, except for São Paulo subsidiary) and reales (in the case of São Paulo subsidiary of BBVA Uruguay) to the dollar for the period; and

I:	Argentine inflation rate (WPI) (in the case of Banco Francés), Uruguayan inflation rate (in the case of BBVA Uruguay, except for São Paulo subsidiary) and Brazilian inflation rate (in the case of São Paulo subsidiary of BBVA Uruguay).

The formula for the average real rates for dollar-denominated assets and liabilities (Rd), when compared with the corresponding nominal rates, reflects the loss, or gain, in purchasing power of the dollar caused by the difference between peso, Uruguayan peso and reales devaluation and inflation in Argentina, Uruguay and Brazil, respectively, for each period.

Included in interest earned are the net gains on our portfolio of Government securities and related differences in market quotations. We manage our trading activities in Government Securities as an integral part of our business. We do not, as a matter of practice, distinguish between interest income and gain or loss on our Government Securities portfolio. Non-accrual loans have been included in the related average loan calculation.

Negative interest rates in real terms occur in periods when the inflation rate in each country exceeds the nominal interest rate in pesos or exceeds the combination of the nominal interest rate on dollar-denominated assets or liabilities and the devaluation rate.

The following illustrates the calculation of the real interest rate in pesos for a dollar-denominated asset yielding a nominal annual interest rate of 20.0% (Nd=0.20) using different combinations of devaluation and inflation rates. If devaluation is 15.0% per annum (D=0.15) and inflation runs at a rate of 25.0% per annum (I=0.25), the result is as follows:

Rd=	(1+0.20)(1+0.15)	-1	=	10.4% per annum
1+0.25

which in this case means that, because inflation exceeds devaluation, the real interest rate in pesos is less than the nominal interest rate in dollars. In this example, if the devaluation rate had been 30.0% per annum, and the other assumptions had remained the same, then the real interest rate in pesos would have been 24.8% per annum, which is more than the nominal interest rate in dollars. If the inflation rate were to exceed 38.0% per annum, then the real interest rate in pesos on this dollar denominated asset would become negative.

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2002, 2001 and 2000.

	Fiscal Years ended December 31,
	2002			2001			2000
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1) (5)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	1,012,865	24,950	(53.04)%	32,081	16,732	60.79%	172,032	39,145	19.63%
Reales	—	—	—	28,520	7,399	14.49%	36,090	4,661	5.07%
Uruguayan Pesos	—	—	—	—	—	—	11	2	21.57%
Dollars	2,621,795	150,720	62.98%	4,414,277	648,644	21.20%	2,591,072	425,422	13.45%
Total	3,634,660	175,670	30.65%	4,474,878	672,775	21.44%	2,799,205	469,230	13.72%
Loans(4)(6)
Pesos	2,682,949	737,842	(41.57)%	3,098,173	682,235	28.95%	3,893,686	668,813	14.19%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	29,297	7,683	22.24%	27,828	6,572	17.65%
Dollars	1,098,945	167,240	77.57%	6,662,579	753,920	17.63%	6,613,763	686,475	7.57%
Total	3,781,894	905,082	(6.95)%	9,790,049	1,443,838	21.23%	10,535,277	1,361,860	10.04%
Public Sector
Pesos	8,273,520	2,866,360	(38.30)%	1,019	417	48.89%	143,604	18,504	10.01%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	332	—	—	—	—	—
Dollars	—	—	—	3,847,835	530,030	20.23%	3,172,069	385,409	9.29%
Total	8,273,520	2,866,360	(38.30)%	3,849,186	530,447	20.23%	3,315,673	403,913	9.32%
Deposits with the Central Bank
Pesos	447,180	5,433	(53.62)%	129	4	10.10%	50	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	2,592	615	19.85%	1,602	404	19.11%
Dollars	—	—	—	—	—	—	—	—	—
Total	447,180	5,433	(53.62)%	2,721	619	19.39%	1,652	404	18.53%
Other assets
Pesos	451,280	298,464	(23.86)%	874,524	3,197	6.06%	732,897	58,456	5.23%
Reales	—	—	—	—	—	—	6,575	731	3.41%
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	445,964	32,992	65.52%	2,399,277	278,888	17.96%	3,091,611	287,173	6.50%
Total	897,244	331,456	20.56%	3,273,801	282,085	14.78%	3,831,083	346,360	6.25%
Total interest-earning assets
Pesos	12,867,794	3,933,049	(40.17)%	4,005,926	702,585	24.20%	4,942,268	784,918	12.93%
Reales	—	—	—	28,520	7,399	14.49%	42,665	5,392	4.81%
Uruguayan Pesos	—	—	—	32,221	8,298	21.79%	29,441	6,978	17.73%
Dollars	4,166,704	350,952	67.10%	17,323,968	2,211,482	19.17%	15,468,515	1,784,479	8.70%
Total	17,034,498	4,284,001	(13.93)%	21,390,635	2,929,764	20.11%	20,482,889	2,581,767	9.72%

	Fiscal Years ended December 31,
	2002			2001			2000
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)(5)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	192,348	—	—	428,573	—	—	366,865	—	—
Reales	—	—	—	7	—	—	13	—	—
Uruguayan Pesos	—	—	—	10,561	—	—	6,455	—	—
Dollars	249,097	—	—	614,588	—	—	285,999	—	—
Total	441,445	—	—	1,053,729	—	—	659,332	—	—
Investments in other companies
Pesos	9,545	—	—	38,878	—	—	38,486	—	—
Reales	—	—	—	11	—	—	15	—	—
Uruguayan Pesos	—	—	—	2,005	—	—	356	—	—
Dollars	8,243	—	—	10,983	—	—	12,215	—	—
Total	17,788	—	—	51,877	—	—	51,072	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	932,004	—	—	1,055,468	—	—	1,110,555	—	—
Reales	—	—	—	28	—	—	94	—	—
Uruguayan Pesos	—	—	—	20,193	—	—	12,997	—	—
Dollars	—	—	—	—	—	—	1.261	—	—
Total	932,004	—	—	1,075,689	—	—	1,124,907	—	—
Allowance for loan losses
Pesos	(1,042,921)	—	—	(228,387)	—	—	(254,856)	—	—
Reales	—	—	—	—	—	—	(1,802)	—	—
Uruguayan Pesos	—	—	—	(984)	—	—	(877)	—	—
Dollars	(382,223)	—	—	(289,167)	—	—	(239,976)	—	—
Total	(1,425,144)	—	—	(518,538)	—	—	(497.511)	—	—
Other assets
Pesos	919,842	—	—	524.697	—	—	301.073 (6)	—	—
Reales	—	—	—	727	—	—	508	—	—
Uruguayan Pesos	—	—	—	388	—	—	500	—	—
Dollars	658,430	—	—	1,338,687	—	—	3,476,981	—	—
Total	1,578,272	—	—	1,864,499	—	—	3,779,062 (6)	—	—
Total non interest-earning assets
Pesos	1,010,818	—	—	1,819,229	—	—	1,562,123	—	—
Reales	—	—	—	773	—	—	(1,172)	—	—
Uruguayan Pesos	—	—	—	32,163	—	—	19,429	—	—
Dollars	533,547	—	—	1,675,091	—	—	3,536,480	—	—
Total	1,544,365	—	—	3,527,256	—	—	5,116,860	—	—
TOTAL ASSETS
Pesos	13,878,612	—	—	5,825,155	—	—	6,504,391 (6)	—	—
Reales	—	—	—	29,293	—	—	41,493	—	—
Uruguayan Pesos	—	—	—	64,384	—	—	48,872	—	—
Dollars	4,700,251	—	—	18.999,059	—	—	19,004.995	—	—
Total	18,578,863	—	—	24,917,891	—	—	25,599,751 (6)	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See note 4.1 and 5 to the consolidated financial statements.
(6)	Includes unused collections. See note 4.1.b to the consolidated financial statements.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2002, 2001 and 2000.

	Fiscal Years ended December 31,
	2002			2001			2000
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(3)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,148,363	6,180	(53.93)%	1,329,889	14,712	6.84%	1,884,288	34,370	-0.77%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	35,411	1,021	-0.36%	32,561	1,150	-1.46%
Dollars	596,692	3,205	54.95%	2,057,388	28,014	7.11%	1,831,660	31,099	-0.89%
Total	1,745,055	9,385	(16.70)%	3,422,688	43,747	6.93%	3,748,509	66,619	-0.84%
Certificates of deposits
Pesos	4,544,664	1,695,560	(37.07)%	744,011	69,668	15.57%	1,150,099	100,671	5.98%
Reales	—	—	—	—	—	—	351	61	9.17%
Uruguayan Pesos	—	—	—	7,146	1,250	13.79%	6,090	855	8.54%
Dollars	905,388	35,274	60.12%	10,605,985	941,331	15.05%	9,950,729	684,319	4.15%
Total	5,450,052	1,730,834	(20.93)%	11,357,142	1,012,249	15.09%	11,107,269	785,906	4.35%
Borrowing from the Central Bank
Pesos	1,569,244	556,289	(37.93)%	—	—	—	11	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	3,753	384	6.76%	2,669	31	-3.72%
Dollars	20,181	1,026	61.95%	26,523	2,200	14.44%	40,893	3,398	5.55%
Total	1,589,425	557,315	(36,66)%	30,276	2,584	12.97%	43,573	3,429	4.98%
Borrowings from other financial entities
Pesos	485,162	68,666	(47,69)%	137,612	29,039	27.98%	110,905	12,805	8.71%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,951,603	126,139	64.08%	1,145,537	132,233	17.87%	1,542,624	133,433	5.88%
Total	2,436,765	194,805	41.83%	1,283,149	161,272	18.96%	1,653,529	146,238	6.07%
Corporate Bonds
Pesos	21,566	11,106	(30.57)%	—	—	—	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,248,770	52,003	60.54%	1,103,889	18,578	7.45%	976,926	86,636	6.10%
Total	1,270,336	63,109	58.99%	1,103,889	18,578	7.45%	976,926	86,636	6.10%
Other liabilities
Pesos	697,681	248,573	(37.84)%	156,297	10,557	12.81%	155	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	5,767	68	-2.01%	4,886	229	-0.37%
Dollars	339,614	147,633	121.11%	1,222,335	77,190	12.35%	810,606	34,150	1.56%
Total	1,037,295	396,206	14.20%	1,384,399	87,815	12.34%	815,647	34,379	1.55%
Total Interest-bearing liabilities
Pesos	8,466,680	2,586,374	(40.17)%	2,367,809	123,976	11.21%	3,145,458	147,846	2.03%
Reales	—	—	—	—	—	—	351	61	9.17%
Uruguayan Pesos	—	—	—	52,077	2,723	1.91%	46,206	2,265	-0.16%
Dollars	5,062,248	365,280	65.24%	16,161,657	1,199,546	13.52%	15,153,438	973,035	3.71%
Total	13,528,928	2,951,654	(0.73)%	18,581,543	1,326,245	13.19%	18,345,453	1,123,207	3.41%

	Fiscal Years ended December 31,
	2002			2001			2000(3)
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and Stockholders’ equity
Checking accounts
Pesos	924,981	—	—	860,000	—	—	1,026,726	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguay Pesos	—	—	—	—	—	—	—	—	—
Dollars	321,131	—	—	194,281	—	—	207,838	—	—

Total	1,246,112	—	—	1,054,281	—	—	1,234,564	—	—
Other liabilities
Pesos	1,562,771	—	—	1,788,697	—	—	2,069,292	—	—
Reales	—	—	—	2,402	—	—	1,961	—	—
Uruguayan Pesos	—	—	—	8,683	—	—	6,820	—	—
Dollars	259,032	—	—	746,658	—	—	1,735,235	—	—
Total	1,821,803	—	—	2,546,440	—	—	3,813,309	—	—
Minority Interest
Pesos	210,100	—	—	307,205	—	—	193,277	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	210,100	—	—	307,205	—	—	193,277	—	—
Stockholders equity
Pesos	1,771,920	—	—	2,428,422	—	—	2,013,148	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	1,771,920	—	—	2,428,422	—	—	2,013,148	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	4,469,772	—	—	5,384,324	—	—	5,302,443	—	—
Reales	—	—	—	2,402	—	—	1,962	—	—
Uruguayan Pesos	—	—	—	8,683	—	—	6,819	—	—
Dollars	580,163	—	—	940,939	—	—	1,943,074	—	—
Total	5,049,935	—	—	6,336,348	—	—	7,254,298	—	—

	Fiscal Years ended December 31,
	2002			2001			2000(3)
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	12,936,452	—	—	7,752,133	—	—	8,447,901	—	—
Reales	—	—	—	2,402	—	—	2,313	—	—
Uruguayan Pesos	—	—	—	60,760	—	—	53,025	—	—
Dollars	5,642,411	—	—	17,102,596	—	—	17,096,512	—	—
Total	18,578,863	—	—	24,917,891	—	—	25,599,751	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See notes 4.1 and 5 to the consolidated financial statements.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2002, 2001 and 2000.

	Fiscal Years ended December 31,
	2002			2001			2000(5)
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)		Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	1,012,865	24,950	2.46%	32,081	16,732	52.15%	172,032		39,145	22.75%
Reales	—	—	—	28,520	7,399	25.94%	36,090		4,661	12.91%
Uruguayan Pesos	—	—	—	—	—	—	11		2	27.74%
Dollars	2,621,795	150,720	5.75%	4,414,277	648,644	14.69%	2,591,072		425,422	16.42%

Total	3,634,660	175,670	4.83%	4,474,878	672,775	15.03%	2,799,205		469,230	16.76%

Loans(4)(6)
Private Sector
Pesos	2,682,949	737,842	27.50%	3,098,173	682,235	22.02%	3,893,685	(6)	668,813	17.18%
Reales	—	—	—	—	—	—	—		—	—
Uruguayan Pesos	—	—	—	29,297	7,683	26.23%	27,828		6,572	23.61%
Dollars	1,098,945	167,240	15.22%	6,662,579	753,920	11.32%	6,613,763		686,475	10.38%

Total	3,781,894	905,082	23.93%	9,790,049	1,443,838	14.75%	10,535,276		1,361,860	12.93%

Public Sector
Pesos	8,273,520	2,866,360	34.64%	1,019	417	40.90%	143,604		18.054	12.89%
Reales	—	—	—	—	—	—	—		—	—
Uruguayan Pesos	—	—	—	332	—	—	—		—	—
Dollars	—	—	—	3,847,835	530,030	13.77%	3,172,069		385,409	12.15%

Total	8,273,520	2,866,360	34.64%	3,849,186	530,447	13.78%	3,315,673		403,913	12.18%

Deposits with the Central Bank
Pesos	447,180	5,433	1.21%	129	4	4.19%	50		—	—
Reales	—	—	—	—	—	—	—		—	—
Uruguayan Pesos	—	—	—	2,592	615	23.76%	1,602		404	25.15%
Dollars	—	—	—	—	—	—	—		—	—

Total	447,180	5,433	1.21%	2,721	619	22.83%	1,652		404	24.39%

Other assets
Pesos	451,280	298,464	66.14%	874,524	3,197	0.37%	732,897		58,456	7.98%
Reales	—	—	—	—	—	—	6,575		731	11.12%
Uruguayan Pesos	—	—	—	—	—	—	—		—	—
Dollars	445,964	32,992	7.40%	2,399,277	278,888	11.62%	3,091,611		287,173	9.29%

Total	897,244	331,456	36.94%	3,273,801	282,085	8.62%	3,831,083		346,360	9.04%

Total interest-earning assets
Pesos	12,867,794	3,933,049	30.57%	4,005,926	702,585	17.53%	4,942,268		784,918	15.88%
Reales	—	—	—	28,520	7,399	25.94%	42,665		5,392	12.64%
Uruguayan Pesos	—	—	—	32,221	8,298	25.76%	29,441		6,978	23.70%
Dollars	4,166,704	350,952	8.42%	17,323,968	2,211,482	12.77%	15,468,515		1,784,479	11.54%

Total	17,034,498	4,284,001	25.15%	21,390,635	2,929,764	13.70%	20,482,889		2,581,767	12.60%

	Fiscal Years ended December 31,
	2002			2001			2000
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance (1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	192,348	—	—	428,573	—	—	366,865	—	—
Reales	—	—	—	7	—	—	13	—	—
Uruguayan Pesos	—	—	—	10,561	—	—	6,455	—	—
Dollars	249,097	—	—	614,588	—	—	285,999	—	—
Total	441,445	—	—	1,053,729	—	—	659,332	—	—
Investments in other companies
Pesos	9,545	—	—	38,878	—	—	38,486	—	—
Reales	—	—	—	11		—	15	—	—
Uruguayan Pesos	—	—	—	2,005	—	—	356	—	—
Dollars	8,243	—	—	10,983	—	—	12,215	—	—

Total	17,788	—	—	51,877	—	—	51,072	—	—

Property and equipment and miscellaneous and intangible assets and items pending collection
Pesos	932,004	—	—	1,055,468	—	—	1,110,555	—	—
Reales	—	—	—	28	—	—	94	—	—
Uruguayan Pesos	—	—	—	20,193	—	—	12,997	—	—
Dollars	—	—	—	—	—	—	1,261	—	—

Total	932,004	—	—	1,075,689	—	—	1,124,907	—	—

Allowance for loan losses
Pesos	(1,042,921)	—	—	(228,387)	—	—	(254,856)	—	—
Reales	—	—	—	—	—	—	(1,802)	—	—
Uruguayan Pesos	—	—	—	(984)	—	—	(877)	—	—
Dollars	(382,223)	—	—	(289,167)	—	—	(239,976)	—	—

Total	(1,425,144)	—	—	(518,538)	—	—	(497,511)	—	—

Other assets
Pesos	919,842	—	—	524,697	—	—	301,073	—	—
Reales	—	—	—	727	—	—	508	—	—
Uruguayan Pesos	—	—	—	388	—	—	500	—	—
Dollars	658,430	—	—	1,338,687	—	—	3,476,981	—	—

Total	1,578,272	—	—	1,864,499	—	—	3,779,062 (6)	—	—

Total non interest-earning assets
Pesos	1,010,818	—	—	1,819,229	—	—	1,562,123 (6)	—	—
Reales	—	—	—	773	—	—	(1,172)	—	—
Uruguayan Pesos	—	—	—	32,163	—	—	19,429 (6)	—	—
Dollars	533,547	—	—	1,675,091	—	—	3,536,480	—	—

Total	1,544,365	—	—	3,527,256	—	—	5,116,860	—	—

TOTAL ASSETS
Pesos	13,878,612	—	—	5,825,155	—	—	6,504,391	—	—
Reales	—	—	—	29,293	—	—	41,493	—	—
Uruguayan Pesos	—	—	—	64,384	—	—	48,872	—	—
Dollars	4,700,251	—	—	18,999,059	—	—	19,004,995	—	—

Total	18,578,863	—	—	24,917,891	—	—	25,599,751 (6)	—	—

(1)	Average Balances are dived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See note 4.1 and 5 to the consolidated financial statements.
(6)	Includes unused collections. See note 4.1.b to the consolidated financial statements.

	Fiscal Years ended December 31,
	2002			2001			2000
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(3)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,148,363	6,180	0.54%	1,329,889	14,712	1.11%	1,884,288	34,370	1.82%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	35,411	1,021	2.88%	32,561	1,150	3.53%
Dollars	596,692	3,205	0.54%	2,057,388	28,014	1.36%	1,831,660	31,099	1.70%
Total	1,745,055	9,385	0.54%	3,422,688	43,747	1.28%	3,748,509	66,619	1.78%
Time deposits
Pesos	4,544,664	1,695,560	37.31%	744,011	69,668	9.36%	1,150,099	100,671	8.75%
Reales	—	—	—	—	—	—	351	61	17.32%
Uruguayan Pesos	—	—	—	7,146	1,250	17.50%	6,090	855	14.04%
Dollars	905,388	35,274	3.90%	10,605,985	941,331	8.88%	9,950,729	684,319	6.88%
Total	5,450,052	1,730,834	31.76%	11,357,142	1,012,249	8.91%	11,107,269	785,906	7.08%
Borrowing from the Central Bank
Pesos	1,569,244	556,289	35.45%	—	—	—	11	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	3,753	384	10.24%	2,669	31	1.16%
Dollars	20,181	1,026	5.08%	26,523	2,200	8.29%	40,893	3,398	8.31%
Total	1,589,425	557,315	35.06%	30,276	2,584	8.21%	43,573	3,429	7.87%
Borrowings from other financial institutions
Pesos	485,162	68,666	14.15%	137,612	29,039	21.10%	110,905	12,805	11.55%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,951,603	126,139	6.46%	1,145,537	132,233	11.54%	1,542,624	133,433	8.65%
Total	2,436,765	194,805	7.99%	1,283,149	161,272	12.57%	1,653,529	146,238	8.84%
Corporate bonds
Pesos	21,566	11,106	51.50%	—	—	—	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,248,770	52,003	4.16%	1,103,889	18,578	1.68%	976,926	86,636	8.87%
Total	1,270,336	63,109	4.97%	1,103,889	18,578	1.68%	976,926	86,636	8.87%
Other liabilities
Pesos	697,681	248,573	35.63%	156,297	10,557	6.75%	155	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	5,767	68	1.18%	4,886	229	4.68%
Dollars	339,614	147,633	43.47%	1,222,335	77,190	6.31%	810,606	34,150	4.21%
Total	1,037,295	396,206	38.20%	1,384,399	87,815	6.34%	815,647	34,379	4.21%
Total Interest-bearing liabilities
Pesos	8,466,680	2,586,374	30.55%	2,367,809	123,976	5.23%	3,145,458	147,846	4.70%
Reales	—	—	—	—	—	—	351	61	17.32%
Uruguayan Pesos	—	—	—	52,077	2,723	5.23%	46,206	2,265	4.90%
Dollars	5,062,248	365,280	7.22%	16,161,657	1,199,546	7.42%	15,153,438	973,035	6.42%
Total	13,528,928	2,951,654	21.82%	18,581,543	1,326,245	7.14%	18,345,453	1,123,207	6.12%

	Fiscal Years ended December 31,
	2002			2001			2000(3)
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	924,981	—	—	860,000	—	—	1,026,726	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	321,131	—	—	194,281	—	—	207,838	—	—
Total	1,246,112	—	—	1,054,281	—	—	1,234,564	—	—
Other liabilities
Pesos	1,562,771	—	—	1,788,697	—	—	2,069,292	—	—
Reales	—	—	—	2,402	—	—	1,962	—	—
Uruguayan Pesos	—	—	—	8,683	—	—	6,819	—	—
Dollars	259,032	—	—	746,658	—	—	1,735,236	—	—
Total	1,821,803	—	—	2,546,440	—	—	3,813,309	—	—
Minority Interest
Pesos	210,100	—	—	307,205	—	—	193,277	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	210,100	—	—	307,205	—	—	193,277	—	—
Stockholders equity
Pesos	1,771,920	—	—	2,428,422	—	—	2,013,148	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	1,771,920	—	—	2,428,422	—	—	2,013,148	—	—
Total non-interest-bearing liabilities and stockholders equity
Pesos	4,469,772	—	—	5,384,324	—	—	5,302,443	—	—
Reales	—	—	—	2,402	—	—	1,962	—	—
Uruguayan Pesos	—	—	—	8,683	—	—	6,819	—	—
Dollars	580,163	—	—	940,939	—	—	1,943,074	—	—
Total	5,049,935	—	—	6,336,348	—	—	7,254,298	—	—
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	12,936,452	—	—	7,752,133	—	—	8,447,901	—	—
Reales	—	—	—	2,402	—	—	2,313	—	—
Uruguayan Pesos	—	—	—	60,761	—	—	53,025	—	—
Dollars	5,642,411	—	—	17,102,596	—	—	17,096,512	—	—
Total	18,578,863	—	—	24,917,891	—	—	25,599,751	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See notes 4.1 and 5 to the consolidated financial statements.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001 and for the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000 . Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government securities available for sale and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2002/December 2001 Increase (Decrease) Due to Changes in			December 2001/December 2000 Increase (Decrease) Due to Changes in			December 2000/December 1999 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	24,159	(15,941)	8,218	(72,991)	50,579	(22,412)	(5,953)	13,854	7,901
Reales	(7,399)	—	(7,399)	(1,963)	4,702	2,739	(1,602)	(971)	(2,573)
Uruguayan Pesos	—	—	—	—	(2)	(2)	—	(4)	(4)
Dollars	(103,045)	(394,879)	(497,924)	267,907	(44,685)	223,222	(1,702)	98,046	96,344

Total	(86,285)	(410,820)	(497,105)	192,953	10,594	203,547	(9,257)	110,925	101,668

Loans
Private sector
Pesos	(114,191)	169,798	55,607	(175,177)	188,599	13,422	35,486	(18,871)	16,615
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	(7,683)	—	(7,683)	384	727	1,111	(567)	351	(216)
Dollars	(846,688)	260,008	(586,680)	5,525	61,919	67,444	19,604	24,896	44,500

Total	(968,562)	429,806	(538,756)	(169,268)	251,245	81,977	54,523	6,376	60,899

Public sector
Pesos	2,866,007	(64)	2,865,943	(58,316)	40,229	(18,087)	(21,293)	3,365	(17,928)
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	(15)	(15)
Dollars	(530,030)	—	(530,030)	93,084	51,537	144,621	151,151	13,765	164,916

Total	2,335,977	(64)	2,335,913	34,768	91,766	126,534	129,858	17,115	146,973

Deposits with the Central Bank
Pesos	5,433	(4)	5,429	2	2	4	—	—	—
Pesos	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	(615)	—	(615)	234	(22)	212	41	(37)	4
Dollars	—	—	—	—	—	—	—	—	—

Total	4,818	(4)	4,814	236	(20)	216	41	(37)	4

Other assets
Pesos	(279,883)	575,150	295,267	520	(55,777)	(55,257)	41,980	(37,515)	4,465
Reales	—	—	—	—	(731)	(731)	(1,159)	847	(312)
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	(144,595)	(101,301)	(245,896)	(80,475)	72,190	(8,285)	(32,295)	131,456	99,161

Total	(424,478)	473,849	49,371	(79,955)	15,682	(64,273)	8,526	94,788	103,314

Total interest-earning assets
Pesos	2,501,525	728,939	3,230,464	(305,962)	223,632	(82,330)	50,220	(39,167)	11,053
Reales	(7,399)	—	(7,399)	(1,963)	3,971	2,008	(2,761)	(124)	(2,885)
Uruguayan Pesos	(8,298)	—	(8,298)	618	703	1,321	(526)	295	(231)
Dollars	(1,624,358)	(236,172)	(1,360,530)	286,041	140,961	427,002	136,758	268,163	404,921

Total	861,470	492,767	1,354,237	(21,266)	369,267	348,001	183,691	229,167	412,858

	December 2002/December 2001 Increase (Decrease) Due to Changes in			December 2001/December 2000 Increase (Decrease) Due to Changes in			December 2000/December 1999 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	(927)	(7,605)	(8,532)	(6,134)	(13,525)	(19,659)	1,936	3,897	5,833
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	(1,021)	—	(1,021)	83	(212)	(129)	283	(281)	2
Dollars	(7,881)	(16,928)	(24,809)	3,075	(6,160)	(3,085)	3,501	3,408	6,909

Total	(9,829)	(24,533)	(34,362)	(2,976)	(19,897)	(22,873)	5,720	7,024	12,744

Time deposits
Pesos	1,417,979	207,913	1,625,892	(38,025)	7,022	(31,003)	(15,239)	11,916	(3,323)
Reales	—	—	—	—	(61)	(61)	(26)	46	20
Uruguayan Pesos	(1,250)	—	(1,250)	185	212	397	207	(818)	(611)
Dollars	(377,932)	(528,125)	(906,057)	58,158	198,852	257,010	168,716	47,146	215,862

Total	1,038,797	(320,212)	718,585	20,318	206,025	226,343	153,658	58,290	211,948

Borrowings from the Central Bank
Pesos	556,289	—	556,289	—	—	—	—	(68)	(68)
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	(384)	—	(384)	112	242	354	(29)	33	4
Dollars	(322)	(852)	(1,174)	(1,194)	(4)	(1,198)	(1,497)	255	(1,242)

Total	555,583	(852)	554,731	(1,082)	238	(844)	(1,526)	220	(1,306)

Borrowings from other financial entities
Pesos	49,190	(9,563)	39,627	5,637	10,598	16,235	9,870	864	10,734
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	52,061	(58,155)	(6,094)	(45,837)	44,637	(1,200)	(70,292)	33,233	(37,059)

Total	101,251	(67,718)	33,533	(40,200)	55,235	15,035	(60,422)	34,097	(26,325)

Corporate Bonds
Pesos	11,106	—	11,106	—	—	—	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	6,034	27,391	33,425	2,139	(70,196)	(68,057)	18,212	(2,525)	15,687

Total	17,140	27,391	44,531	2,139	(70,196)	(68,057)	18,212	(2,525)	15,687

Other liabilities
Pesos	192,880	45,136	238,016	10,546	11	10,557	1,425	(6,075)	(4,650)
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	(68)	—	(68)	9	(170)	(161)	(181)	279	98
Dollars	(383,786)	454,229	70,443	26,002	17,038	43,040	9,957	(4,580)	5,377

Total	(190,974)	499,365	308,391	36,557	16,879	53,436	11,201	(10,376)	825

Total interest-bearing liabilities
Pesos	2,226,517	235,881	2,462,398	(27,976)	4,106	(23,870)	(2,008)	10,534	8,526
Reales	—	—	—	—	(61)	(61)	(26)	46	20
Uruguayan Pesos	(2,723)	—	(2,723)	389	72	461	280	(787)	(507)
Dollars	(711,826)	(122,440)	(834,266)	42,343	184,167	226,510	128,597	76,937	205,534

Total	1,511,968	113,441	1,625,409	14,756	188,284	203,040	126,843	86,730	213,573

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2002	2001	2000(4)
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	12,867,794	4,005,926	4,942,268
Reales	—	28,520	42,665
Uruguayan Pesos	—	32,221	29,441
Dollars	—	17,323,968	15,468,515

Total	4,166,704	21,390,635	20,482,889

Net interest income(1)
Pesos	1,346,675	578,609	637,072
Reales	—	7,399	5,331
Uruguayan Pesos	—	5,575	4,713
Dollars	(14,329)	1,011,936	811,444

Total	1,332,347	1,603,519	1,458,560

Net interest margin(2)
Pesos	10.47%	14.44%	12.89%
Reales	—	25.94%	12.49%
Uruguayan Pesos	—	17.30%	16.01%
Dollars	(0.34)%	5.84%	5.25%

Weighted average rate	7.82%	7.50%	7.12%

Yield spread. nominal basis(3)
Pesos	0.02%	12.30%	11.18%
Reales	—	25.94%	(4.68)%
Uruguayan Pesos	—	20.53%	18.80%
Dollars	1.21%	5.35%	5.11%

Weighted average rate	3.33%	6.56%	6.48%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread. nominal basis. is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.
(4)	Modified from its original version to apply the adjustments to prior years’ income (loss)

Return on Equity and Assets

The following table presents certain selected financial information and ratios of Banco Francés for the fiscal years indicated

	Fiscal Years ended December 31.
	2002	2001	2000(3)
	(in thousands of pesos. except percentages)
Net income	(1,242,061)	30,797	363,872
Average total assets(1)	19,176,647	25,526,850	26,353,494
Average stockholders’ equity(1)	2,033,124	2,130,089	2,066,367
Stockholders’ equity at the end of the fiscal year	2,011,227	2,055,020	2,205,157
Net income as a percentage of:
Average total assets	(6.48)%	0.12%	1.38%
Average stockholders’ equity	(61.09)%	1.45%	17.61%
Declared cash dividends(2)	—	—	160,103
Dividend payout ratio(2)	—	—	43.99%
Average stockholders’ equity as a percentage of Average Total Assets	10.60%	8.34%	7.84%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)	Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. Since April 2002, the Central Bank has suspended the payment of dividends.
(3)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See notes 4.1 and 5 to the consolidated financial statements.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other Governments and private securities as of December 31, 2002, 2001 and 2000 by type and currency of denomination.

	Fiscal Years ended December 31.
	2002	2001	2000
	(in thousands of pesos. except percentages)
Government Securities

In Pesos:
Investment Accounts
Debt Consolidation Bonds—Social Security (BOCON)	—	—	4,386
Debt Consolidation Bonds (BOCON)	—	—	181,378
Argentine Treasury Bills	70,321	—	—
Other Debt Bonds	25,188	—	2,501
Holding for Trading or Financial Transactions
Argentine Provinces Bonds	—	81	—
Debt Consolidation Bonds—Social Security (BOCON)	—	155	5,580
Debt Consolidation Bonds (BOCON)	—	146	2,455
Medium Term Treasury Bonds (BONTE)	1,058	—	—
Argentine Treasury Bills	639	—	—
Argentine Central Bank Bills (LEBAC)	19,464	—	—
Other Debt Bonds	8,130	118	5,951
Unlisted Government Securities
Argentine Provinces Bonds	57,725	6,653	347
Tax credit certificates due in 2003/2004	102,346	—	—

Total Government Securities in pesos	284,871	7,153	202,598

In Foreign Currency:
Investment Accounts
Medium Term Treasury Bonds (BONTE)	—	12,724	548,012
Medium Term Treasury Bonds Fixed Rate (BONTEF)	—	—	693,897
Argentine External Bonds	—	—	374,848
Argentine Treasury Bills	—	28,461	216,449
Debt Consolidation Bonds (BOCON)	—	—	16,793
External Bills in Euros	—	7,716	—
Floating Rate Bonds	—	—	34,460
Argentine Republic Adjustable-Margin Bonds	—	—	100,752
Argentine Variable-Coupon Sovereign Bond	—	—	92,971
Argentine Bonds—(BODEN 2012)	1,751,417	—	—
Argentine External Bills ( VEY4D)	35,823	—	—
Other Debt Bonds	—	7,116	11,089
Holding for Trading or Financial Transactions
Argentine External Bonds (BONEX)	—	386	48,877
Argentine External Bills	—	446,233	—
Debt Consolidation Bonds—Social Security (BOCON)	—	—	6,363
Debt Consolidation Bonds (BOCON)	—	—	7,312
Argentina Variable—Coupon Sovereign Bond	—	—	60,708
Argentine Provinces Bonds	—	—	10,470
Argentine Treasury Bills	—	—	407,164
Medium Term Treasury Bonds (BONTE)	—	1,846	16,302
Medium Term Treasury Bonds Fixed Rate (BONTEF)	—	—	17,228

	Fiscal Years ended December 31.
	2002	2001	2000
	(in thousands of pesos. except percentages)
Floating Rate Bonds	—	—	15,238
Discount Bonds	—	—	236
Mortgage Rural Bonds	—	—	508
United States Treasury Bonds	—	154,063	—
United States Treasury Bills	—	46,546	—
United States Treasury Notes	139,183	—	—
Uruguayan Treasury Bonds	—	—	1,325
Argentine Republic Adjustable Margin Bonds	—	—	447
Other Debt Bonds	—	12,933	14,910
Other
Uruguayan Treasury Bills	—	740	35,330
Brazilian Central Bank Notes	—	25,919	15,523
Government Promissory Notes	—	—	209
Argentine Provinces Bonds	—	106,742	125,239
Argentine Bonds (9%)	—	461,654	—
Tax Credit Certificates	—	101,153	—
Other	—	—	15,233

Total Government Securities in foreign currency	1,926,423	1,414,232	2,887,893

Allowances	—	—	—
Total Government Securities	2,211,294	1,421,385	3,090,491

Investments in Listed Private Securities
Shares	16,815	22,540	27,194
Corporate Bonds—Listed	28,031	39,311	49,032
Mutual Funds	1,721	1,327	56,270
Certificates of Participation in Financial Trusts	7,432	10,989	5,169

Total Private Securities	53,999	74,167	137,665

Subtotal Government and Private Securities	2,265,293	1,495,552	3,228,156
Allowances	(41,905)	—	—

Total Government and Private Securities	2,223,388	1,495,552	3,228,156

Corporate Bonds—Unlisted	214,858	186,825	251,974

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2002 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos. except percentages)
Government Securities

In Pesos:
Investment Accounts
Argentine Treasury Bills	—	—	—	70,321	70,321
Other Debt Bonds	25,188	—	—	—	25,188
Holding for Trading on Financial Transactions
Middle Term Treasury Bonds (BONTE)	1,058	—	—	—	1,058
Argentine Treasury Bills	639	—	—	—	639
Argentine Central Bank Bills (LEBAC)(1)	19,464	—	—	—	19,464
Other Debt Bonds	1,152	1,762	2,395	2,821	8,130
Unlisted Government Securities
Argentine Provinces Bonds	6,788	50,937	—	—	57,725
Tax credit certificates due in 2003/2004	102,346	—	—	—	102,346

Total Government securities in pesos	156,635	52,699	2,395	73,142	284,871

In Foreign Currency:
Investment Accounts
Argentine Bond—(BODEN 2012)(1)	—	644,163	1,107,254	—	1,751,417
Argentine External Bills (VEY4D)	—	—	35,823	—	35,823
Holding for Trading on Financial Transactions
United States Treasury Notes(1)	74,134	28,914	36,135		139,183

Total Government securities in foreign currency	74,134	673,077	1,179,212		1,926,423

Total Government securities	230,769	725,776	1,181,607	73,142	2,211,294

Certificates of Participation in Financial Trusts	2,794	2,606	2,032	—	7,432
Corporate Bonds—Listed	4,908	8,666	14,457	—	28,031

Corporate Bonds—Unlisted	210,825	4,033	—	—	214,858

(1) Weighted average yield	2.22%	12.08%	12.19%	—

Loan Portfolio

The following table analyzes our loan portfolio by type as of loan at December 31, 2002, 2001 and 2000. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Principal
Advances(1)	155,141	735,933	629,322
Notes discounted and purchased(2)	221,690	2,064,595	2,486,096
Secured with mortgages	503,711	1,651,288	1,671,350
Consumer loans(3)	341,468	1,442,335	1,637,414
Financial loans(4)	166,614	874,394	921,703
Loans to governmental sector(5)	7,430,362	8,552,021	4,402,269
Other loans(7)	1,346,381	1,822,133	2,959,065

Less: Unaccrued interest and unused collections(6)	(968)	(46,991)	(19,006)

Plus: Interest and exchange differences receivable	106,001	170,745	149,834

Less: Allowance for loan losses	(1,054,699)	(1,272,009)	(446,497)

Total loans	9,215,701	15,994,444	14,391,550

(1)	Advances include short- and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial entities.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.
(7)	Modified from its original version to apply the adjustments to prior years income (loss). See note 4.1 to the consolidated financial statements.

	Fiscal Years ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Liquid guarantees	7,497,498	8,944,075	4,941,296
Preferred guarantees	574,068	1,918,789	1,918,395

Total	8,071,566	10,862,864	6,859,691

Credit Policy

Overview

The credit policy of the Bank aims to maintain adequate controls on and consistent monitoring of credit risk.

Risk is conceived in a global sense. Risk Department is responsible for credit risk, market risk and operational risk, Risk Management reports to the Chief Executive Officer, and is composed of four main areas: Corporate Risk, Follow-up, Consumer Risk and Credit Recoveries.

Risk Management represents us as a member of the Risk Commission in the A.B.A., the Argentine Banking Association.

The role of the Corporate Risk Department is to analyze, evaluate, qualify and classify companies to minimize risk exposure according to a framework of credit policies and decision-making evaluation schemes.

The role of the Consumer Risk Department is to develop a global scheme for risk analysis, for individuals and small-businesses, in accordance with the risk policy set for Retail Banking and with regulations general established by the Central Bank. In addition, this Department is an area of fraud prevention, committed whether by individuals or by an organization against us, we utilize a statistical scoring system as a fundamental part of the customer acceptance process, which is decentralized but subject to prior centralized control and approval.

The Market Risk area manages for the development of the necessary tools for measuring and monitoring market risk.

Risk Management in 2002

2002 had a great impact on asset quality of financial institutions. Banco Francés was affected by this deterioration. During this fiscal year, total non-performing financing showed a significant growth, reaching an overall 1,735 million pesos by the end of December. It should be noted that, anticipating a growing scenario in non-performing loans during fiscal year 2001 the Bank booked reserves in excess, of 593 million pesos. Despite this, the overall size of the crisis exceeded the most negative scenarios and the Bank had to stress its conservative provisioning policy. To that aim, during 2002 the Bank provisioned 650 million pesos for loan losses and 317 million pesos for other commitments, ending the fiscal year with overall provisions amounting to 1,502 million pesos and 86.56% coverage ratio.

The crisis made necessary to review and delay certain risk strategies and policies already established by the Bank for their implementation in the future.

The significant increase in losses and the lack of liquidity caused a tightening in Admission standards and a sharp contraction in lending activity. Risk Management reversed the process of decentralization started in previous fiscal year, with the purpose of concentrating decision-making at certain levels of authority and achieving the best possible criteria and decision consensus.

The Follow-Up department had to face a larger amount and growing complexity of arrears, and to such end human resources and technological tools were enhanced. Consequently, integral working teams were created, including risk and other areas of the Bank.

Faced with significant changes in laws and regulations, the Bank had to make important efforts in the permanent development of innovative and creative ideas aimed at finding solutions for Loan Recovery that would benefit both the bank and customers.

The Operational Risk department, created early 2001, continued implementing tools, moving forward into the different areas of the Bank, in compliance with its medium-term plan.

During this fiscal year the Market Risk department was incorporated into Risk Management, implementing the global guideline that gears risk management philosophy.

Risk Management did not neglect its medium-term strategy, despite the fact that 2002 peculiarities obliged to focus on short-term management. It continued working simultaneously in the development of every internal processes to reach the advanced model standard of the new Basel agreement (BIS II).

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2002, 2001 and 2000. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Year Ended December 31,
	2002		2001		2000
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and Livestock	71,082	0.69%	481,469	2.79%	526,172		3.55%
Beverage	35,906	0.35%	100,357	0.58%	221,350		1.49%
Chemicals	39,618	0.39%	248,919	1.44%	313,046		2.11%
Construction	208,103	2.03%	466,659	2.70%	530,782		3.58%
Consumer	881,539	8.58%	3,160,356	18.30%	3,243,444		21.86%
Electrical Machinery	17,777	0.17%	75,885	0.44%	97,813		0.66%
Electricity, Oil, Water and Sanitary Services	296,480	2.89%	395,968	2.29%	690,407		4.65%
Financial Sector	12,631	0.12%	896,581	5.19%	1,618,269		10.91%
Foodstuff	195,644	1.90%	335,781	1.94%	529,550		3.57%
Furniture and Accessories	1,911	0.02%	9,516	0.06%	9,822		0.07%
Government Services	7,430,362	72.35%	7,524,074	43.58%	4,420,186		29.79%
Industrial Metals	24,999	0.24%	103,191	0.60%	164,836		1.11%
Leather and Fur Product	11,917	0.12%	43,269	0.25%	31,324		0.21%
Machinery and Tools	4,084	0.04%	23,377	0.14%	27,309		0.18%
Mining Products.	85,559	0.83%	136,383	0.79%	105,705		0.74%
Oil and Carbon	40,282	0.39%	103,462	0.60%	71,806		0.48%
Others	298,743	2.92%	1,334,474	7.72%	108,625	(1)	0.71%
Other Manufacturing	10,812	0.11%	73,452	0.43%	110,652		0.75%
Paper Products	6,054	0.06%	57,418	0.33%	67,765		0.46%
Printers, Publishers and Related Industries	130,628	1.27%	141,572	0.82%	187,170		1.26%
Rubber Products.	2,121	0.02%	30,881	0.18%	37,412		0.25%
Retail Trade	36,310	0.35%	208,543	1.21%	507,938		3.42%
Services	194,044	1.89%	635,881	3.68%	474,716		3.19%
Shoes, Apparel and Other Textile Products	6,191	0.06%	29,371	0.17%	44,678		0.30%
Textile	12,823	0.12%	53,348	0.31%	69,194		0.47%
Tobacco	—	—	6	—	—		—
Transportation Material.	5,520	0.05%	65,345	0.38%	122,178		0.82%
Wholesale Trade	205,218	2.00%	510,917	2.96%	487,143		3.28%
Wood Products and Cork	4,042	0.04%	19,997	0.12%	18,755		0.13%

Total	10,270,400	100.00%	17,266,452	100.00%	14,838,047		100.00%

(1)	Includes unused collections, See note 4.1 to the consolidated financial statements,

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2002 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2002	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	7,430,362	291,302	276,009	1,397,866	5,465,185

To the financial sector	12,631	8,077	823	3,731

To the non-financial private sector and residents abroad	2,827,407	1,832,049	370,426	341,650	283,282
Overdraft	163,948	159,962	2,995	988	3
With privileged guarantees	519,496	65,892	33,133	160,985	259,486
Credit cards	143,282	143,282
Other	2,000,681	1,462,913	334,298	179,677	23,793

Total loans	10,270,400	2,131,428	647,258	1,743,247	5,748.467

Percentage of total loan portfolio	100.00%	20.76%	6.30%	16.97%	55.97%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2002, 2001 and 2000, the aggregate amount of our cross-border outstandings exceeding 1% of total assets at each date. Cross-border outstandings are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina (in the case of Banco Francés), Uruguay (in the case of BBVA Uruguay, except for São Paulo subsidiary), Brazil (in the case of São Paulo subsidiary of BBVA Uruguay) and the Cayman Islands (in the case of Francés Cayman). Cross-border outstandings of Banco Francés, BBVA Uruguay and Francés Cayman are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Outstandings of BBVA Uruguay to Argentine borrowers	—	224,152	372,334
Outstandings of BBVA Uruguay to U.S. borrowers	—	66,667	—
Outstandings of BBVA Uruguay to Cayman Island borrowers	—	1,348,524	724,346
Outstandings of BBVA Uruguay to Spain borrowers	—	35,891	—
Outstandings of BBVA Uruguay to Panama borrowers	—	27,091	—
Outstandings of BBVA Uruguay to Chile borrowers	—	—	47,040
Outstandings of Banco Francés Cayman to U.S. borrowers	—	696,345	324,389
Outstandings of Banco Francés Cayman to Uruguay borrowers	75,806	72,636	—
Outstandings of Banco Francés Cayman to Argentine borrowers	1,946,194	1,286,666	68,644

Total	2,022,000	3,757,972	1,536,753

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2002

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2002. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2002
(in thousands of pesos)
Variable Rate
Pesos -including adjustable loans-	8,771,200
Foreign Currency	—

Total	8,771,200

Fixed Rate
Pesos	161,259
Foreign Currency	188,911

Total	350,170

Non-performing(1)
Pesos	429,634
Foreign Currency	719,396

Total	1,149,030

TOTAL	10,270,400

(1)	For additional information on non-performing loans see “Allowance for Loan Losses and Loan Loss Experience–Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2002.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	6,863,051

To the financial sector	493	3,238

To the non-financial private sector and residents abroad	144,568	480,364

Total loans	145,061	7,346,653

Allowance for Loan Losses and Loan Loss Experience

Banco Francés classifies its borrowers in accordance with the regulations of the Central Bank, its primary bank regulator, and not in the manner established by the Securities and Exchange Commission. As a result, Banco Francés does not keep records classifying loans as “non-accrual”, “past due”, “restructured” and “potential problem loans”, as those terms are defined by the SEC. Effective June 30, 1994, the Central Bank established new regulations with respect to the classification of borrowers and the provision for loan losses, and provided a schedule for banks to follow in adjusting to the new system.

Classification System according to Central Bank regulations

The Central Bank established new requirements, effective June 30, 1994 and amended subsequently, with respect to the classification of borrowers and the provisions for loan losses. The following is a summary of the Central Bank’s loan classification requirements up to the date of this annual report.

The loan classification system is a bifurcated system, which requires the application of one set of criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in a bank’s “commercial” portfolio. The principal criterion applied to loans in the consumer portfolio is delinquency aging, while the principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We may opt to apply the consumer loan classification criteria to commercial loans of up to Ps.200,000. Under the loan classification system, all loans to a single borrower are classified under the loan category with the highest risk represented by any of such borrower’s loans. If a borrower has both kinds of loans (commercial and consumer), the consumer or mortgage loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated, for which purpose, a 50% weighting was applied to senior secured loans.

According to Central Bank regulations, the minimum provisions established are applicable to the total debt, regardless of whether it is overdue. In order to classify borrowers during the months of December 2001 and January 2002, on March 1, 2002 the Central Bank in Communication “A” 3418 extended for an additional 31 days and 62 days, respectively, the term allowed for arrears with respect of levels 1 and 2 of the commercial and consumer portfolios. Through Communication “A” 3463, the Central Bank subsequently extended the additional term to cover February 2002.

Under the regulations, consumer borrowers are classified as follows:

1. “Normal” if all payments on its loans are current or less than 31 days overdue and, in checking account overdrafts, less than 61 days overdue;

2. “Inadequate servicing” if payments with respect to principal, interest or otherwise, on any of its loans, are overdue for more than 31 and up to 90 days;

3. “Deficient servicing” if payments on any of its loans are overdue for more than 90 and up to 180 days;

4. “Difficult recovery” if payments on any of its loans are overdue for more than 180 days and up to one year or if it is subject to judicial proceedings for default on any of those loans;

5. “Irrecoverable” if payments on any of its loans are overdue for more than one year, if the borrower is in bankruptcy or liquidation proceedings or if it is insolvent; and

6. “Irrecoverable for technical decision” if such borrower is:

(a)	in arrears for more than 180 days according to a list provided by the Central Bank, which includes:

•	financial institutions liquidated by the Central Bank,

•	entities created as a result of the privatization of public financial institutions and in the process of dissolution,

•	financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy,

•	any trust in which SEDESA is the beneficiary, and/or.

(b)	a foreign borrower (including banks or other financial institutions) which is not classified as “investment grade” by any of the rating agencies admitted by the Central Bank pursuant to communication “A” 2269, except for the following:

•	Foreign banks or other financial institutions controlling or controlled by the financial entity under the consolidated or other supervision systems approved by the Central Bank,

•	Financing that is:

-	secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies admitted by the Central Bank;

-	related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Cedel, Euroclear or the Depositary Trust Company), arising from the usual business practices in the market in which they are made;

-	related to foreign trade transactions;

-	entailing swaps of dollars and domestic government bonds at market price, with sufficient margins, involving custodians admitted by the Central Bank;

-	foreign banks or financial institutions subject to the consolidated supervision system which controls local financial entities organized as corporations (sociedades anónimas); and

-	other foreign banks authorized to take part in reciprocal payment and credit regimes to which the Central Bank is a party, to the extent the controlling financial entity is subject to a consolidated supervision system.

•	Assistance provided through foreign subsidiaries or branches of local financial institutions under the consolidated supervision system, to the extent the financial assistance is not funded directly or indirectly by local financial institutions.

Commercial borrowers are classified as follows:

1. “Normal” if there is no doubt that they can meet all of their financial obligations.

2.(a) “Under observation” if they are able to meet all of their financial obligations but are sensitive to changes that could compromise that ability absent timely corrective measures.

2.(b) “Under negotiation or with refinancing agreements” if they are unable to comply with their obligations as agreed and formally state, at least 60 days before the date on which the payment of their obligations is due, their intention to refinance such debts.

The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations became overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

3. “Problem” if they have problems in meeting their ordinary financial obligations.

4. “High risk of insolvency” if they are highly unlikely to meet their financial obligations.

5. “Irrecoverable” if it is clear, at the time of the classification, that they will not meet their financial obligations to the classifying bank.

6. “Irrecoverable for technical decision” if such borrower meets the same criteria as described above for consumer borrowers.

In classifying a commercial borrower, banks must take into account other factors depending upon the classification category, such as the quality of the borrower’s management, the borrower’s operating history, its present and projected financial situation, the adequacy of its financial reporting, the general risks associated with the market in which the borrower operates, the borrower’s relative position within such market, its payment history and ability to service deb.

In the case of legal proceedings, whether these proceedings are initiated by us or at the instance of the borrower, commercial borrowers must be classified according to pre-determined circumstances, independently from the classification under which they would fall.

Under this classification system, all loans to a given borrower are grouped under the lowest classification assigned to that borrower by the classifying bank. The classification of a given borrower may not differ by more than one higher category from a lower classification given to that borrower by at least two other banks whose aggregate loans outstanding to that borrower represent 40% or more of the total loans outstanding to that borrower in the Argentine financial system at the time of the classification.

Under the Central Bank regulation, banks must establish the following loan loss provisions based on the amount owed on the loan (including accrued but unpaid interest). As the table suggests, the presence of preferred guarantees reduces the level of required provisions.

	Loan Loss Provision Required
	With Preferred “A” Guarantees	With Preferred “B” Guarantees	Without Preferred “A” or Preferred “B” Guarantees
Normal	1%	1%	1%
Inadequate Servicing/Special tracking—under observation—inadequate servicing(2)	1%	3%	5%
Special tracking, under negotiation or with refinancing agreements(2)	1%	6%	12%
Deficient Servicing/Problem	1%	12%	25%
Difficult Recovery/High Risk of Insolvency	1%	25%	50%
Irrecoverable	1%	50%	100%
Irrecoverable for Technical Decision	1%	100%	100	%(1)
Additional Loans(3)	1%	1%	1%

(1)	The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.
(2)	The entity has not yet classified its debtors in the “Special tracking, under negotiation or with refinancing agreements” category.
(3)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult Recovery/High Risk of Insolvency	15%
Deficient Servicing/Problem	20%
Inadequate Servicing/Potential Risk	40%

Non-compliance with the payments for the services corresponding to this additional assistance will determine the obligation to provision the assistance consistent with the objective standards for overdue payments or legal requirements pursuant to the classification of debtors included in the consumer portfolio for consumption or housing. This also applies to lenders in the commercial portfolio, in which cast the additional financing will be considered independently of the rest of the client’s debt.

Furthermore, banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “problem” or lower or “deficient servicing” or lower.

The Central Bank regulations set requirements for the review by banks of their classification of borrowers. The classification given to borrowers whose outstanding loans represent at any given time more than 5% of the lending bank’s risk weighted capital must be reviewed at least on a quarterly basis. The classification given to borrowers whose outstanding loans represent at any time between 1.00% and 5.00% of the lending bank’s risk weighted capital, or are for an amount greater than Ps.1.0 million, must be reviewed at least every six months. The classification of all other types of borrowers must be reviewed at least once a year. In addition, banks must review the classification given to a borrower in any of the following situations:

•	any time the Central Bank modifies the definition of its borrower classifications;

•	any time another bank downgrades a borrower whose loan standings are greater than 10% of the total loans outstanding in the Argentine financial system;

•	any time a credit rating agency downgrades by more than one category the rating assigned to bonds issued by such borrower; and

•	if the Central Bank requires it as a result of an inspection.

As of December 31, 2002, we fully comply with the Central Bank requirements. We also fully complied with the provisioning requirements regarding all its normal loans; that is, we had established the full 1.0% provision for normal loans by January 31, 1996, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “difficult recovery”, “high risk of insolvency” and “irrecoverable,” In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See notes 4.4.6 and 1.2.3 and 1.2.4 to the consolidated financial statements.

The Bank stop accruing interest on a loan as soon as any scheduled payment is 90 days overdue, or earlier if the customer is classified as “problem”, “deficient servicing”, “high risk of insolvency”, “difficult recovery”, “irrecoverable” or “irrecoverable for technical decision”. In the case of installment loans, which includes mortgage loans, 15 days after the second consecutive installment is overdue, the loan is assigned to the “Problem Loans Department” and we cease to accrue interest. The “Past Due Collections Department” commences follow-up collection actions 5 days after the loan is overdue. In the case of an overdraft, the account is assigned to the Problem Loans Department after 60 days past due, and in the case of a credit card loan, after the second minimum payment is missed. With respect to corporate loans, loans delinquent 30 days or more are reported to the Problem Loans Department and we begin all necessary internal administrative actions to collect payment.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2002	%	2001	%	2000		%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	8,705,962	84.77%	16,349,853	94.69%	14,075,040	(1)	94.86%
Inadequate servicing and Potential Risk	415,408	4.04%	234,490	1.36%	183,380	(1)	1.24%
Deficient servicing and with Problem	261,149	2.54%	174,474	1.01%	88,126		0.59%
Difficult recovery and high risk of insolvency	430,513	4.19%	288,351	1.67%	270,395		1.82%
Irrecoverable	456,644	4.45%	217,283	1.26%	219,469		1.48%
Irrecoverable for Technical decision	724	0.01%	2,001	0.01%	1,637		0.01%

Total loans	10,270,400	100.00%	17,266,452	100.00%	14,838,047	(1)	100.00%

(1)	Includes unused collections. See note 4.1 to the consolidated financial statements.

Events since December 31, 2002

On April, 2003, the Central Bank by Communication “A” 3918, established a series of temporary modifications (effective until December, 31 2003) to the Debtor Classification Regulations whose application is not mandatory for the financial entities.

Banco Francés S.A. is pending to whether it will apply the above regulations.

The main aspects of the regulations are summarized below:

•	A temporary provision effective from March 31, 2003 to December 31, 2003 determines that those clients whose level of indebtedness with the financial system is equal to or lower than Ps.5,000,000 will receive the same treatment as applicable for the consumption or housing portfolios. Such criterion will also be applied to commercial debtors for up to Ps.200,000 (if liable to be assimilated to consumption).

•	However, a debtor may be classified at levels below those applicable according to objective guidelines if so deemed reasonable by the entity (based on other indicators used for evaluating commercial portfolios).

•	For the purposes of classifying debtors comprised in the first paragraph, the entities must compute one day of arrears for every 3 days of arrears effectively elapsed within the period January 12, 2001 to March 31, 2003. From April 1, 2003 onwards, the days of arrears must be computed in the customary way.

•	The change of category will not be mandatory until December 31, 2003 in respect of debtors in the commercial portfolio and those of a commercial nature for up to Ps.200,000 who receive the same treatment applicable to consumption and housing credits.

•	The financial institution may grant refinancing conditions until December 31, 2003 for those debtors in the commercial portfolio or those commercial loans of up to Ps.200,000 included in consumer portfolio for categories 3 to 5. It will also be possible to have them reclassified in upper categories provided the financing is granted for the totality of their debt with the entity, without considering the classification criteria as established by the regulations on classification of debtors in the commercial and consumption portfolios. To this effect it will be necessary to consider their percentage of amortization of the refinanced debt or the completion of the established periods, whichever comes first.

•	The cancellation of provisions for uncollectability risk as at February 28, 2003 as a consequence of the re-classification of debtors will require a compensatory entry in the specific account under the item “Provisions”. Such balance may be affected to the constitution of new provisions as from April 2003.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2002, 2001 and 2000 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2002	%	2001	%	2000		%
	(in thousands of pesos, except percentages)(1)
Normal (Consumer)	777,839	79.94%	3,314,096	89.07%	3,681,447	(2)	89.14%
Normal (Commercial)	7,928,123	85.27%	13,035,757	96.23%	10,393,593		97.06%

Total	8,705,962	84.77%	16,349,853	94.69%	14,075,040	(2)	94.86%

Inadequate servicing (Consumer)	21,370	2.20%	110,355	2.97%	110,768	(2)	2.68%
Inadequate servicing (Commercial)	394,038	4.24%	124,135	0.92%	72,612		0.69%

Total	415,408	4.04%	234,490	1.36%	183,380		1.24%

Deficient servicing (Consumer)	17,102	1.76%	60,193	1.62%	64,359		1.56%
Problem (Commercial)	244,047	2.62%	114,281	0.84%	23,767		0.22%

Total	261,149	2.54%	174,474	1.01%	88,126		0.59%

Difficult recovery (Consumer)	61,844	6.36%	116,502	3.13%	107,281		2.60%
High risk of insolvency (Commercial)	368,669	3.97%	171,849	1.27%	163,114		1.52%

Total	430,513	4.19%	288,351	1.67%	270,395		1.82%

Irrecoverable (Consumer)	94,174	9.68%	117,397	3.16%	164,338		3.98%
Irrecoverable (Commercial)	362,470	3.90%	99,886	0.74%	55,131		0.51%

Total	456,644	4.45%	217,283	1.26%	219,469		1.48%

Irrecoverable for technical decision (Consumer)	724	0.06%	2,001	0.05%	1,637		0.04%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—		—

Total	724	0.01%	2,001	0,01%	1,637		0.01%

Total consumer loans	973,053	100.00%	3,720,544	100.00%	4,129,830		100.00%
Total commercial loans	9,297,347	100.00%	13,545,908	100.00%	10,708,217		100.00%

Total	10,270,400	100.00%	17,266,452	100.00%	14,838,047	(2)	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.
(2)	Includes unused collections. See note 4.1 to the consolidated financial statements.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred and other guarantees:

	Fiscal Years Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Non-performing loans(1)	1,149,030	682,109	579,627

Total	1,149,030	682,109	579,627

With preferred guarantees	94,945	185,097	161,212
Unsecured	1,054,085	497,012	418,415

Total	1,149,030	682,109	579,627

(1)	Non-performing loans includes all loans to borrowers classified as “risk of insolvency”, “legal proceedings” or “bankruptcy or liquidation” under the Central Bank loan classification system and all loan borrowers classified as “problem”, “deficient servicing”, “high risk of insolvency”, “difficult recovery” or “irrecoverable” and “irrecoverable for technical decision” under the new Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2002, 2001 and 2000, non-performing loans include Ps.469,224 thousand, Ps.596,357 thousand and Ps.636,952 thousand, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2002		2001(1)		2000(1)
	Total	%	Total	%	Total	%
Agricultural and Livestock	37,270	3.24%	60,597	8.88%	55,447	9.57%
Beverage.	11,334	0.99%	15,870	2.33%	4,609	0.79%
Chemicals	19,415	1.69%	8,163	1.20%	3,934	0.68%
Construction	152,182	13.24%	83,038	12.17%	30,696	5.30%
Consumer	114,893	10.00%	236,348	34.65%	239,162	41.26%
Electrical Machinery	11,858	1.03%	15,569	2.28%	14,179	2.45%
Electricity, Oil, Water and Sanitary Services	230,913	20.10%	68	0.01%	6,311	1.09%
Financial Sector	18,822	1.64%	22	0.00%	11,921	2.06%
Foodstuff	30,268	2.63%	39,108	5.73%	27,645	4.77%
Furniture and Accessories	1,403	0.12%	1,593	0.23%	1,189	0.21%
Government Services.	21	0.00%	92	0.01%	100	0.02%
Industrial Metals	17,754	1.55%	24,605	3.61%	2,824	0.49%
Leather and Fur Product.	409	0.04%	10,038	1.47%	10,131	1.75%
Machinery and Tools	2,467	0.21%	2,437	0.36%	2,378	0.41%
Mining Products	64,911	5.65%	14,480	2.12%	2,368	0.41%
Oil and Carbon.	25,161	2.19%	25,107	3.68%	25,801	4.45%
Others	1,302	0.12%	14,917	2.21%	40,537	7.67%

Other Manufacturing	7,174	0.62%	6,767	0.99%	4,556	0.79%
Paper Products,	2,738	0.24%	6,361	0.93%	6,754	1.17%
Printer, Publishers and Related Industries	99,149	8.63%	2,874	0.42%	2,134	0.37%
Rubber Products	168	0.01%	727	0.11%	1,344	0.23%
Retail Trade	11,239	0.98%	22,246	3.26%	26,061	4.50%
Services	138,846	12.08%	41,438	6.08%	17,518	3.02%
Shoes, Apparel and Other Textile Products	3,487	0.30%	4,115	0.60%	3,607	0.62%
Textile	3,146	0.27%	3,146	0.46%	4,369	0.75%
Transportation Material	3,401	0.30%	2,350	0.34%	1,176	0.20%
Wholesale Trade	137,494	11.97%	35,734	5.24%	28,747	4.96%
Wood Products and Cork	1,805	0.16%	4,299	0.63%	4,129	0.01%

Total	1,149,030	100.00%	682,109	100.00%	579,627	100.00%

As of December 31, 2002, the majority of our loan portfolio, and all of its non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.159 million, or 1.55% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2002, 2001 and 2000 amounted to Ps.98.8 million, Ps.156.2 million and Ps.102.3 million, respectively.

(1) The financial statements for the fiscal year ended December 31, 2001 and 2000, were restated in the December 31, 2002 currency by applying the adjustment rate derived from the internal Price Index published by INDEC (Federal Institute of Statistics and Census).

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance loan losses for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000. See note 14 to the consolidated financial statements. Beginning in August 1995, in conformity with Central Bank requirements, we charge off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2002	2001	2000
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	1,272,009	446,497	509,928
Provisions for loan losses	650,576	1,124,370	288,703
Charge-offs(1)	(867,886)	(298,858)	(352,134)
Advances	(90,526)	(79,974)	(100,156)
Consumer	(65,267)	(94,646)	(133,734)
Notes discounted and purchased	(3,447)	(14,552)	(23,058)
Other	(708,646)	(109,685)	(95,185)
Balance at the end of year	1,054,699	1,272,009	446,497
Net charge-off / average loans	6,89%	1,35%	2,55%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps. 867.8 million charged off in fiscal year ended December 31, 2002, Ps. 763.2 million, or 87.94% were related to corporate borrowers and Ps.104.6 million, or 12.06% were related to individual consumers. Of the Ps.298.8 million charged off in fiscal year ended December 31, 2001, Ps.138.4 million, or 46.32% were related to corporate borrowers and Ps.160.3 million, or 53.68% were related to individual consumers. Of the Ps.352.1 million charged off in fiscal year ended December 31, 2000, Ps.133.9 million, or 38.03% were related to corporate borrowers and Ps. 218.0 million, or 61.97% were related to individual consumers.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2002, 2001 and 2000.

	Fiscal Year ended December 31,
	2002		2001		2000
	(in thousands of pesos, except percentages)
Advances	81,120	1.60%	10,075	4.39%	23,595	4.29%
Notes discounted and purchased	11,099	2.28%	59,259	12.00%	70,261	16.87%
Secured with mortgages	31,819	4.96%	57,553	9.68%	70,122	11.39%
Chattel mortgage	2,046	0.10%	5,737	0.39%	14,173	0.62%
Consumers loans	65,566	3.34%	90,616	8.14%	107,778	11.30%
Financial Loans	428,141	1.62%	5,300	0.36%	—	6.35%
Other loans to governmental sector	198,825	72.35%	744,528	49.53%	—	29,67%
Other	236,083	13.75%	298,941	15.51%	160,568	19.51%

Total	1,054,699	100.00%	1,272,009	100.00%	446,497	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2002, 2001, and 2000.

	Fiscal Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	924,981	860,000	1,026,726
Dollars	321,131	194,281	207,838

Total	1,246,112	1,054,281	1,234,564

Saving Accounts
Average
Pesos	1,092,419	1,329,889	1,884,288
Dollars	399,818	1,772,013	1,689,060

Total	1,492,237	3,101,902	3,573,348

Average real rate
Pesos	(53.91)%	6.84%	(0.77)%
Dollars	54.75%	7.12%	(0.92)%

Total	(24.80)%	7.00%	(0.84)%

Time Deposits
Average
Pesos	4,424,517	744,011	1,150,099
Dollars	370,792	8,866,009	8,656,155

Total	4,795,309	9,610,020	9,806,254

Average real rate
Pesos	(36.61)%	15.57%	5.98%
Dollars	62.07%	15.80%	4.24%

Total	(28.98)%	15.78%	4.44%

Deposits in Foreign Banking Offices
Non-interest-bearing Demand Deposits
Average
Reales	—	—	—
Uruguayan Pesos	—	—	—
Dollars	—	—	—

Total	—	—	—

Savings Accounts
Average
Pesos	55,944	—	—
Reales	—	—	—
Uruguayan Pesos	—	35,411	32,561
Dollars	196,874	285,375	142,600

Total	252,818	320,786	175,161

Average real rate
Pesos	(54.17)%	—	—
Reales	—	—	—
Uruguayan Pesos	—	(0.36)%	(1.46)%
Dollars	55.35%	11.74%	3.42%

Total	31.11%	10.40%	2.51%

Time Deposits
Average
Pesos	120,147	—	—
Reales	—	—	351
Uruguayan Pesos	—	7,146	6,090
Dollars	534,596	1,739,977	1,294,574

Total	654,743	1,747,123	1,301,015

	Fiscal Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000
	(in thousands of pesos)
Average real rate
Pesos	(54.17)%	—	—
Reales	—	—	9.17%
Uruguayan Pesos	—	28.26%	8.54%
Dollars	58.77%	15.23%	7.41%

Total	38.04%	15.29%	7.41%

Balances of foreign depositors in domestic offices are not material.

Maturity of Deposits at December 31, 2002

Liquidity Risk

We are including in Other Deposits the due dates schedule for rescheduled deposits, or CEDROS, as established by Decree No. 905/2002 and Communication “A” 3656 of the Central Bank. This schedule is subject to changes related to the option of depositors for Swap II—Decree No. 1836/02 and for the gradual release of existing deposits as established by Decree No. 739/03.

The following table sets forth information regarding the maturity of our deposits at December 31, 2002.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	1,351,850	1,351,850	—	—	—
Savings	542,989	542,989	—	—	—
Time deposits	2,825,052	2,803,723	19,035	1,728	566
Investment accounts	3,299	262	3,037	—	—
Other	2,147,381	183,731	76,174	404,740	1,482,736

Total	6,870,571	4,882,555	98,246	406,468	1,483,302

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100.000 or more at December 31, 2002.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	2,880,334	2,256,385	28,216	127,836	467,897
Foreign offices	570,199	559,875	9,803	521	—

Total	3,450,533	2,816,260	38,019	128,357	467,897

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps.4.8 billion, Ps.2.5 billion and Ps.6.8 billion for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2002		2001		2000
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)
Other Banks:
Total amount outstanding at the end of the reported period	4,796,379	—	2,467,114	—	6,801,620	—
Average during year	6,678,350	19.1%	3,822,457	7.1%	6,359,108	7.8%
Maximum month-end balance	5,298,891	—	6,103,113	—	6,801,620	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On September 30, 2002, Argentina’s banking system consisted of 93 commercial banks, including 16 government-owned or government-related banks and 77 privately owned banks. Consolidation in the Argentine banking system has begun and will likely continue because the Government encourages consolidation. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the “CNV”.

Private Sector Banks

On September 30, 2002, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Río de la Plata S.A., Banco Francés, Bank Boston N.A., and Citibank N.A. Some of these banks, including Banco Francés, have one or more significant foreign investors. According to information published by the Central Bank, at September 30, 2002, private financial institutions accounted for approximately 58.22%, of deposits and approximately 61.70% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 46.42% of all deposits and 53.56% of all loans in the Argentine financial system. The largest foreign banks at such date were Bank Boston, N.A. and Citibank N.A. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. At September 30, 2002, based on the latest available data of the Central Bank, such entities accounted for approximately 29.80 % of deposits and approximately 27.73% of gross loans in the Argentine banking system.

Under the provisions of the Argentine financial institutions Law No. 21,526 (the “Financial Institutions Law”), government owned or government-related banks and private banks have comparable rights and obligations except that the former has the sole right and obligation to handle public revenues and promote regional development. Government-owned banks are required to meet the credit needs of public sector entities. Moreover, the by-laws of some government-owned banks, which include federal, provincial and locally owned banks, require that the principalities which own them guarantee their commitments.

Central Bank

The Financial institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other papers of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of the Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. This law distinguishes between public and private financial institutions. It was amended in February 1994 to eliminate the previous distinctions between locally owned and foreign owned private financial institutions. The Central Bank does not have the authority to supervise the liquidation of financial institutions nor the responsibility for giving primary assistance to public or private financial institutions.

Moreover, the Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. If a bank does not comply with the technical ratios, it must explain it to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

The Central Bank requires banks to submit information to it on daily, monthly, quarterly, semiannual and annual bases. These reports contain, among other important information, balance sheets and income statements, information relating to reserve funds, use of deposits and indications on portfolio quality, including details on principal debtors and any loan-loss provisions established. The reports are designed to allow the Central Bank to monitor the banks’ business practices. If the Central Bank’s rules are breached, various sanctions may be imposed depending on the gravity of the violation, ranging from calling attention to the infraction to the imposition of fines or even the revocation of a bank’s operating license. Moreover, noncompliance with certain rules may result in the obligatory presentation to the Central Bank of specific capital adequacy or regularization plans. These plans must be approved by the Central Bank for a bank to maintain its license.

Additionally, the Central Bank can make on-site inspections in order to confirm the accuracy of information it receives from banks. Since September 1994, the Central Bank has supervised banks on a consolidated basis.

During 1997, the Central Bank organized a supervision area of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external audit of financial institutions. See “Information on the Company—BASIC System” below.

On January 23, 2002 the Congress amended the charter of the Central Bank, eliminating certain restrictions on the Central Bank’s ability to provide financial assistance to financial institutions with liquidity constraints. On February 4, 2002, by virtue of Decree No. 214/02 the Central Bank was also allowed until December 2003 to grant financial assistance to financial institutions whose solvency has been affected. Before these measures, the Central Bank had limitations on its ability to make loans or otherwise extend financial assistance to banks with financial difficulties. Primarily, such assistance could not be granted, other than in exceptional circumstances, for more than 30 days or if it would affect the Central Bank’s foreign currency reserves.

Legal Reserve

The Central Bank requires that on an annual basis banks allocate a certain percentage of their net income, set by the Central Bank, to a legal reserve, which is currently set at 20%. This reserve can only be used during periods in which a bank has incurred losses and has exhausted all unappropriated retained earnings and other reserves on profit. Banks may not pay dividends if the legal reserve has been impaired. The legal reserve is included in the caption “Earnings Reserved” on our balance sheet.

Reserve Requirements and Liquidity Requirements

Effective August 1, 1995, as part of the measures adopted by the Government after the Mexican crisis, the Central Bank replaced previously imposed non-interest-earning reserve requirements with minimum liquidity requirements which were fully implemented at November 1995. Certain of the requirements were subsequently suspended by the Central Bank in 2001 and 2002. To meet the liquidity requirements, banks must invest a percentage of their deposits and other financial liabilities, depending on the type of account, in any of the following instruments, sometimes subject to maximum limits:

(1) deposits in a “liquidity requirements account” opened in the New York branch of Deutsche Bank AG (“Deutsche Bank NY”);

(2) certificates of time deposits issued by foreign banks rated “AA” or higher, which are subject to a put option to a foreign bank rated “AA” or higher by an international rating agency;

(3) federal government bonds issued by countries of the Organization for Economic Cooperation and Development (the “OECD”) and rated “A” or higher by an international rating agency and which regularly trade in foreign exchanges or markets;

(4) bonds and common stock issued by legal entities incorporated in OECD countries, provided that these legal entities have at least A-rated bonds outstanding;

(5) bonds and common stock issued by federal governments, international organizations, commercial banks or other private corporations, of countries of the OECD and that comply with certain rating requirements;

(6) participations in common investment funds, the assets of which consist of Government bonds and securities of the type referred to in (3), (4) and (5) above;

(7) Argentine public or private bonds, which (a) are subject to a put option to a foreign bank rated “A” or higher by an international rating agency and (b) are exercisable at any time within the following 90 days as of the date of agreement;

(8) loans secured by a mortgage, certificates of participation and debt securities representing securitized debt, which are subject to a put option; and

(9) special guarantee accounts opened with the Central Bank in favor of electronic clearing entities and as guarantee for transactions with cancellation checks (which are computable for integration purposes as of June 2001).

In June 2001 in Communication “A” 3274 the Central Bank modified the system’s liquidity reserve scheme and established different requirements for deposits in checking and savings accounts as compared to those applicable to time deposits.

This results in a new liquidity scheme based on the implementation of minimum reserve requirements for transactions at sight while maintaining the regulations in force for fixed-term transactions.

Under this new system, the integration of the minimum cash reserve for sight deposits must be effected in any of the following instruments and in the currency of origin of the deposits.

-	Cash constituted by bank notes and coins maintained at the entity’s premises and under the custody of other financial institutions.

-	Financial institutions current accounts in pesos with the Central Bank.

-	Financial institutions minimum reserve accounts with the Central Bank in dollars or other currencies.

-	Special guarantee accounts in favor of electronic clearing entities and to cover the settlement of credit card and ATM transactions.

-	Current accounts of non-banking financial institutions with commercial banks for integration of the minimum cash reserve.

-	Cash in transit and in the hands of money transport companies (calculated as of January 7, 2001).

-	Special guarantee accounts for transactions with cancellation checks.

-	Nominal Public Securities regularly listed for quotation (from October 2001 up to February 2002, it is possible to calculate Treasury Bonds in pesos issued by the Government for up to 20% of each month’s requirement).

On March 1, 2002, pursuant to Communication “A” 3498, the Central Bank decided to unify both systems within the minimum required reserve regulations described in the preceding paragraphs, thus definitively abrogating the minimum liquidity requirements system in force since 1995.

Communication “A” 3597 subsequently reduced the minimum reserve requirements applicable as of May 2002, making them optional provided they are applied together with the new regulations on minimum application of resources deriving from sight bonds in pesos, which are mandatory since May 2002 (Communication “A” 3598 of the Central Bank).

The following table discloses the minimum cash requirements with respect to each type of account in force for April 2003:

Type of Account	From April 2003
Mutual Funds sight deposits	100%
Current accounts and other demand deposits	18%
Savings accounts	18%
Current accounts of financial institutions(1)	100%
Unused balances from current-account advances effected	18%
Fixed-term deposits (including “ CEDROS “ and others with “CER” clauses), bonds for acceptances—including liabilities for the sale or assignment of credits to subjects other than financial institutions, reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option with the exception of fixed-term deposits in US dollars payable in pesos and of sight and fixed-term deposits made under court order with funds allocated in cases under court jurisdiction, and their immobilized balances by residual term:
Up to 29 days	11%
From 30 to 59 days	8%
From 60 to 89 days.	7%
From 90 to 179 days.	5%
From 180 to 365 days	3%
More than 365 days	0%
Bonds for foreign financial lines	0%
Debt securities (including corporate bonds)
Debt issued as from 01.01.02, including those from restructured bonds, as per their residual term:
Up to 29 days	11%
From 30 to 59	8%
From 60 to 89 days	7%
From 90 to 179 days	5%
From 180 to 365 days	3%
More than 365 days	0%
Others.	0%

Fixed-term deposits in US dollars, payable in pesos	0%
Bonds with the trust fund for assistance to financial and insurance institutions	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances	10%
Special accounts in US dollars for the deposit of guarantees required in futures and options transactions at self-regulated markets subject to the control of the National Securities Commission.	100%
Special at-sight accounts in foreign currency	100%

(1)	Computable for payment of their Minimum Required Reserves.

In addition to the above mentioned requirements, the following requirements must be observed:

-	100% of any defect in the application of resources in foreign currency for the month in respect of which the calculation of the minimum cash requirement is made. See “Lending capacity provided by deposits in foreign currency”.

-	100% of any defect in the application of resources deriving from sight bonds in pesos for the month in respect of which the calculation of the minimum cash requirement is made. See “Minimum application of resources from sight bonds in pesos”.

On a temporary basis, it is also possible to deduct from the minimum cash requirement those amounts contributed to the Bank Liquidity Fund. See “FLB—Bank Liquidity Fund”.

Minimum application of resources deriving from sight and term obligations in pesos.

Through Communication “A” 3598, the Central Bank created a system for the application of resources from sight bonds in pesos whose observance is optional from March 2002 to May 2002 and mandatory as of such date.

By Communication “A” 3824 the Central Bank incorporated certain obligations in pesos among the items included in the system.

Any defect in the application of resources under this system must be computed for an amount equivalent in order to calculate the minimum cash requirement in pesos for the same period.

The following table reflects the types of deposits included in this system and the requirement applicable to each of them:

Current accounts and other demand deposits	17%
Savings accounts	17%
Unused balance from formalized current account advances	17%
Mutual funds sight deposits	0%
Deposits in current accounts with non-banking financial institutions, computable for integration of the minimum cash requirement	0%
Fixed-term deposits (including “CEDROS” and others with “CER” clauses), bonds for acceptances-including liabilities for the sale or assignment of credits to subjects other than financial entities-, reverse repurchases, bonds and stock-exchange reserve swaps, investments at constant term, with option to advanced cancellation or renewal for a fixed term and with variable compensation, and other term bonds, according to their residual term:

More than 89 days	11%
More than 89 days	0%
Bonds deriving from foreign financing lines	0%
Sight deposits made by judicial order	0%
Debt securities (including corporate bonds)
Debt issued as from January 1, 2002, including those deriving from restructured bonds, according to their residual term:

Up to 89 days	11%
More than 89 days	0%
Others.	0%
Obligations with trust fund for assistance to Financial and Insurance Entities. (Decree 2705/02)	0%

These resources must be used for the following purposes:

-	Credits acquired, participation certificates or debt securities issued by financial trusts and amounts otherwise contributed for any of the above destinations in transactions closed or to be closed as of November 26, 1998, on occasion of the restructuring of within the framework of the Argentine Law.

-	Central Bank drafts in pesos adjustable by the reference stabilization coefficient, and acquired either in bidding transactions or through secondary negotiation (until April 30, 2003).

Lending Capacity Provided by Deposits in Foreign Currency

According to Communication “A” 3528 of the Central Bank, the lending capacity provided by deposits constituted in foreign currency, including those constituted in dollars and payable in pesos, must be applied for the following purposes:

(1)	Pre-financing or financing of exports,

(2)	Inter-financial Loans, and

(3)	Central Bank Bonds (Letras) in dollars (this application must as a minimum be equivalent to the amount of deposits payable in pesos).

The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposits, after deduction of the minimum reserve requirements applicable to deposits.

Any application defects must be subject to an equivalent increase in the minimum cash requirement, unless they correspond to the minimum application contemplated in (3) above.

Those defects contemplated in (3) above must be subject to a charge equivalent to twice the annual interest rate on maturity resulting from the offers of bonds (Letras) in pesos made by the Central Bank.

Reporting Requirements

On September 26, 1995, the Central Bank issued Communication “A” 2374 the latest restated text of Communication “A” 2879 and amendments. It complements the regulations designed to limit the liquidity risk that financial institutions in Argentina assume. Under this regulation, beginning in April 1996, banks have to draw up monthly reports on cash flow, detailing the following:

(a)	contractual cash flow of assets and liabilities,

(b)	current cash flow to renew assets and liabilities,

(c)	cash flow designed to prevent illiquidity of the bank, and

(d)	cash flow designed to anticipate illiquidity in the financial system, both with and without compliance with minimum requirements.

Financial institutions also have to adopt management and control policies to assure reasonable levels of liquidity to effectively manage the different potential scenarios which may affect deposits and other financial obligations. These policies must establish procedures to evaluate and sufficiently anticipate the liquidity of the institutions in the context of the market so as to revise projections, adopt measures to eliminate liquidity problems and obtain funds on market terms sufficient to maintain a prudent level of assets over the long term. These policies must also address:

•	the concentration of assets and liabilities in particular clients;

•	the general economic situation, probable trends and the impact on available credit; and

•	the ability to obtain funds through the sale of public debt instruments and/or liquid assets.

Furthermore, Communication “A” 2374 requires financial institutions to establish a “daily tracking” of its liquidity and of the market, calling for the participation of and coordination with the highest level management of the institution. Additionally, financial institutions must appoint one member of the board of directors to be informed at least weekly of the changes in the liquidity condition of the institutions and the market which may require new strategies to protect the liquidity of the institution.

Communication “A” 3465 of the Central Bank dated February 7, 2002 suspended the implementation of this scheme from December 2001.

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank, banks are permitted, among other things, to:

•	make loans in pesos and foreign currency,

•	receive deposits in pesos and foreign currency,

•	issue guarantees,

•	underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV,

•	conduct transactions in foreign currency,

•	act as fiduciary and

•	issue credit cards.

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

These limitations include:

(a)	the prohibition of a bank from pledging its shares,

(b)	restriction on incurring any liens upon its properties without prior approval from the Central Bank, and

(c)	limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “Information on the Company Lending and Investment Limits—Related Persons” below in this section.

Notwithstanding the foregoing, banks may own shares in other financial institutions with prior approval of the Central Bank and in public service companies if necessary to obtain those services.

Capital Adequacy Requirements

Basle Accord

In July 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the “Basle Committee”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basle Accord”) for capital measurement and capital standards of banking institutions. The Basle Accord established a risk asset ratio as the principal measure of capital adequacy. The framework provides:

1.	definitions for Tier I (core) capital (“Tier I Capital”) and Tier II (supplemental) capital (“Tier II Capital”),

2.	a system for weighing assets and off-balance sheet items according to credit risk (this weighted total referred to as the “Basle Risk Weighted Assets”), and

3.	as of the end of 1992, a requirement that banks engaged in international operations maintain

(a)	Tier I Capital at least equal to 4,0% of Basle Risk Weighted Assets; and

(b)	“Total Capital”, equal to Tier I Capital plus up to an equal amount of Tier II Capital, at least equal to 8.0% of Basle Risk Weighted Assets.

These requirements, subject to certain transition rules which effectively reduce the amount of capital required the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2002, our Total Capital would have been approximately 6.12 times the minimum required.

Central Bank Rules

Under the Financial Institutions Law, Argentine financial institutions must comply at all times with the minimum capital requirements described by the Central Bank. In July 1991, the Central Bank amended its minimum capital adequacy rules to follow those recommended by the Basle Committee more closely. However, the Central Bank’s capital adequacy rules remain stricter than the Basle Committee’s recommendations. Under rules issued by the Central Bank in July 1993 and its amendments, a commercial bank must maintain its “Minimum Capital” above a certain level.

“Minimum Capital” is equal to the sum of:

(a)	“Basic Net Worth”, which includes:

•	capital stock,

•	capital adjustments,

•	reserves and irrevocable capital contributions and

•	third parties’ participations for those corporations subject to a supervision system on a consolidated basis; plus

(b)	“Complementary Net Worth”, which includes 50% of loan loss provisions for loans to borrowers classified as “normal” under Central Bank rules, certain subordinated debt and certain unaudited net income, minus unaudited losses and certain items such as permanent investments in other financial institutions and intangible assets.

Communication “A” 2914 of the Central Bank, dated May 5, 1999, required the deduction, as of May 1999, of any surplus between the book value of Government bonds held in investment accounts as of the last day of each month and the market value of such holdings as of that date, increased by 20%. This deduction was eliminated as of March 1, 2000 pursuant to Communication “A” 3039 of the Central Bank.

Minimum Capital must be, at least, the greater of:

(a)	minimum basic capital and

(b)	minimum capital required for credit risk, which includes the minimum capital requirement for market risk, plus the minimum capital requirement for interest rate risk.

The basic minimum capital set forth by the Central Bank for commercial banks (excepting wholesale commercial banks which are subject to a basis minimum capital of Ps.10,000,000) is 15 million pesos. However, those entities in operation as of October 31, 1995 must maintain as of January 1, 1999 a basic minimum capital of 5 million if at December 31, 1998 they were subject to basic requirements lower than 5 million pesos, or about 8.9 million for the rest of the entities. As of January 1, 2003 the basic minimum capital is fixed at 15 million pesos for all commercial banks (excepting wholesale banks subject to a basic minimum capital of 10 million pesos). Those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of 50 million pesos or the equivalent of 5% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

The minimum capital requirement for credit risk is the sum of:

(a)	a certain percentage of the value of our fixed or illiquid assets; and

(b)	11.5% of the value of certain categories of financial or liquid assets, net of certain allowances and reserves, multiplied by a coefficient based on the perceived risk of such assets.

The sum of (a) and (b) shall then be multiplied by a second coefficient ranging from 0.970 to 1.15 based on the rating that the Superintendency grants to the bank based on the its net worth, asset quality, management, profitability and liquidity. The percentage of the value of our fixed or illiquid assets to be used to determine the Minimum Capital requirements is 15% in the case of assets acquired before June 30, 1993 and 12.5% in the case of assets acquired after that date. To determine a bank’s risk-weighted assets, the Central Bank has assigned to each category of liquid asset a risk value based on the type of asset, borrower, collateral or guarantee, if any. For example, consider the risk values assigned to the following assets:

•	cash, gold, debt instruments with maturities up to one year issued by the Argentine government and loans to the Argentine government were assigned a 0% risk value;

•	debt instruments issued by Argentine provinces, municipalities or other public sector agencies, which are not secured with an assignment of tax coparticipation proceeds were assigned a 100% risk value,

•	purchase money home mortgage loans and automobile-backed loans were assigned a 50% risk value, provided they do not exceed 75% of their appraisal value; and

•	the amount of a loan exceeding 75% of their appraisal value and most unsecured loans and debt instruments as well as holdings of listed stock were assigned a 100% risk value.

In addition, loans and other extensions of credit are subject to a second risk valuation depending on their interest rate and the type of weighting granted. For example, while personal loans, credit cards, advance payments in current accounts and other advances at an annual rate of up to 26% and the remaining loan transactions at an annual rate of up to 16%, were assigned a 100% risk value, the same transactions at rates up to 29% and 19%, respectively, have been assigned 110% and 100% risk indicators, depending on whether the table is applicable to the calculation of Cer1 or Cer2.

In terms of Communication “A” 3039 of the Central Bank, the computable equity liability eligible as of July 31, 2000, changes are made to the calculation of the minimum capital requirement for credit risk applicable to securities maintained in investment accounts and to any financing granted to the national non-financial public sector as of June 1, 2000. These assets are classified under 4 groups called “Zones” (Z) according to their “Modified Duration” (MD), Z1 being equivalent to Modified Duration transactions up to 0.5; Z2 is for Modified Duration from 0.5 to 1; Z3 for Modified Duration from 1 to 2.5 and Z4 for Modified Duration above 2.5, To each of these groups corresponds a coefficient as follows: 0.01 for Z1; 0.025 for Z2; 0.04 for Z3; and 0.05 for Z4. From the multiplication of the zones and the coefficients corresponding to each of the zones the amounts are obtained which will be added to the (a) and (b) values mentioned in the preceding paragraph.

Also as of April 30, 2000 a zero risk value -“0”- is established for public securities in investment accounts and for financing destined for the non-financial public sector.

Communication “A” 3307 of the Central Bank, modifies the calculation of minimum capital for credit risk effective as of the Computable Equity Responsibility eligible as of July 31, 2001, in the form detailed below:

Minimum Capital Requirement for Credit Risk = Max[Min(Cer1;Cerj),Cer2]

Cer1 corresponds to the minimum capital required according to credit risk calculated by the method explained above. Communication “A” 3307 provides two risk indicator tables according to the interest rate, the first one applicable to personal, credit-card and loans secured with a pledge for amounts not exceeding Ps.15,000, current-account advances and other advances and the second one applicable to all other financing.

Cerj: corresponds to the minimum capital requirement calculated based on the same methodology as for Cer1, but on assets corresponding to May 2001. Therefore Cerj remains constant as of July.

Cer2: uses the same methodology applied for calculating both Cer1 as Cerj with the following variations:

A)	The coefficients applicable as per Communication “A” 3039 as mentioned above were replaced by the following:

-For Z1: 0.01

-For Z2: 0.015

-For Z3: 0.02

-For Z4: 0.025

B)	Two new risk indicator tables are established according to the interest rate by following the guidelines described for Cer1 but determining new tranches in agreement with the increases occurred in the interest rates prevailing at the time in the financial system.

Minimum capital requirement for market risk: under Communication “A” 2435, dated May 16, 1996, as amended by Communication “A” 2461, dated August 30, 1996, the Central Bank implemented, effective September 1, 1996, additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in “local assets”, “foreign assets” and “foreign currency”, including derivatives bought or sold on such positions.

“Local assets” include:

(a)	debt securities issued by the national government, except for those held as investments, and holdings in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange; and

(b)	shares of capital stock of Argentine companies included in the Argentine stock market index (or “Indice Merval”) and quotas in common investment funds that invest in those shares.

“Foreign assets” are defined to include:

(a)	debt securities (i.e., positions held in debt securities issued by foreign companies, sovereign securities issued by foreign governments and holdings in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange); and

(b)	shares (i.e., positions held in shares of capital stock of foreign companies, holdings in common investment funds; provided that, such securities, holdings and/or indexes are usually listed on a national securities exchange), If any of the assets mentioned in this clause (b) are listed in different stock markets in diverse foreign currencies, other than dollars, the listing price and foreign currency of the most representative stock market (in terms of the volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

“Foreign currency” is defined to include positions in foreign currencies other than dollars and the value in, dollars of positions held in foreign assets, which assets are denominated in any foreign currency other than dollars; provided, however, that any position in foreign currencies, other than, dollars, which individually considered do not exceed the equivalent of US$100,000 and, taken as a whole, do not exceed the equivalent of US$500,000 at the close of business of each day, may not be taken into consideration to determine the additional minimum capital requirements. Purchase or sale of contracts that give the right to buy or sell local assets and foreign assets, are taken into consideration in calculating minimum capital requirements. The fulfillment of the new daily capital requirements was fully implemented by March 1, 1997.

The new market risk-related capital requirements are determined by using specific risk methodologies and based on the financial institution’s daily net positions in any of the above-mentioned assets. These new requirements follow, in general, standards established by the Basle Committee and the European Union.

Minimum capital requirement for rate risk: Under Communication “A” No. 2793, dated October 27, 1998, the Central Bank has implemented certain modifications, to be made effective by March, 1999, to the methodology financial institutions use to calculate minimum capital requirements. This regulation requires that additional items be considered for purposes of determining minimum capital requirements, including risks associated with fluctuations in interest rates, credit quality and certain types of market risk. However, the following items are excluded from this regulation:

1,	securities and derivative instruments that are already subject to minimum capital requirements;

2,	banker’s acceptances;

3,	subordinated debt that is included in the calculation of Complementary Net Worth; and

4,	derivative contracts with foreign banks who have credit ratings of at least “A”, as determined by an international credit rating agency.

By Communication “A” 3959 dated 30 May 2003, the Central Bank amended the minimum capital regulations for financial entities in connection with determining the requirements for credit, interest rate and market risks. The changes will apply from June this year only as regards information aspects, and will be in full force and effect on a date still to be determined by the Central Bank.

In order to calculate the requirement to be observed, a correction factor (the ALFA coefficient) will be fixed at a value of less than one in respect of certain components, together with a schedule for convergence to the unit.

At the date of this document a definition by the Central Bank is pending as regards certain aspects related to: a) the date of enforcement of the regulation, b) the ALFA coefficient, and c) the convergence schedule.

According to the Central Bank regulations on Minimum Capitals, the financial entities must adjust to such regulations on an individual and consolidated basis.

On the basis of preliminary calculations, considering the amendments made to the Minimum Capital requirements by Communication “A” 3959, and assuming an ALFA coefficient equal to 1, that is to say, full exigency, the bank should be considered to be in compliance with the integration requirement on a consolidated basis, and would show a defect of integration based on its individual position

Among the most significant changes we can mention the following:

Credit Risk Requirement

a) Full compliance.

The comparison of requirements determined under different criteria (Cer1, Cer2 and Cerj) has now been replaced by a single requirement (Cer).

b) Correction according to the rating awarded by the Superintendence

The value is fixed as 1 (Previously 0.97 - 1.15 depending on the rating established by the Superintendence).

The scale contemplated according to the latest CAMEL rating as reported to the entity will apply as from June 2004, provided the rating was awarded after June 2003.

c) Immobilized assets.

The differentiation between immobilized assets incorporated until June 30, 1993 and after such date has been eliminated and the exigency coefficient has been unified at 10%.

d) Securities in investment accounts and other assets pertaining to the national non-financial public sector.

These assets cease to be differentiated according to their modified duration (Z1 a Z4) and a single coefficient will now be applied, which is equal to that in force for all other non-immobilized assets (8%).

As regards the financing transactions for the benefit of the national non-financial public sector, the differentiation between those granted before and after June 1, 2000 has now been eliminated and all of them are subject to the coefficient mentioned in the preceding paragraph.

e) Solvency rate.

The coefficient of exigency for all other non-immobilized assets has been reduced from 11.5% to 8%.

f) Risk indicators based on the interest rate

The application of risk indicators based on the interest rate has been suspended.

g) Risk weighting criteria.

Some risk weighting criteria, inter alia, have been adjusted for certain assets and potential liabilities pertaining to corporations and other entities related to the public sector or enjoying guarantees supported by the government or by the federal tax co-participation system, or loans secured by warrants or mortgages, or certain real estate leases.

Interest Rate Risk Exigency

The interest rate risk values in pesos and U.S. dollars have been increased and the applicable discount rates have been changed. Until June 2004 the calculation of time spans for those entities with CAMEL ratings other than 1 will also be more flexible.

In addition to this, a new component has been added to the calculation of risks for transactions adjustable by the CER or CVS.

Market Risk Exigency

Positions in foreign currency

The positions in U.S. dollars and gold are incorporated in order to determine the value at risk as regards the positions in foreign currency in view of the abandonment of the fixed exchange rate (1 peso = 1 dollar) in 2002.

For this reason, all assets and liabilities in foreign currency are included in the calculation.

A measure of their volatility is given by the standard variation in the daily rate of exchange of the foreign currencies against the Argentine peso instead of the U.S. dollar.

The top limits for the excluded positions in foreign currency are now expressed in pesos. Individually, such positions must be below the equivalent of Ps.300,000 instead of US$100,000, and as a whole they may not exceed the equivalent of Ps.1,500,000 instead of US$500,000.

In all cases, now including the assets in U.S. dollars, the risk to be considered involves two positions: that which corresponds to the assets and that which is applicable to the relevant foreign currency. As in the case of the foreign currencies, the positions of assets in foreign currency are also expressed in pesos instead of U.S. dollars by applying the reference exchange rate and, if applicable, the swap rate.

If a financial institutions does not comply with all these minimum capital requirements, it shall submit a regulatory and redress plan the Central Bank impose various penalties, including:

•	temporary limitation on the amount of deposits a bank may accept,

•	Institutional impediments as per expansion capacity and dividends distribution in cash,

•	revocation of the license of a bank to conduct foreign exchange transactions, and in some extreme cases, and

•	revocation of the license of a bank to operate.

The following table presents, at December 31, 2002, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see note 28 to the consolidated financial statements.

At December 31, 2002
(in millions of Pesos except percentages)
Basle Accord
Total Capital	2,091.0
Risk-weighted assets	4,270.0
Ratio of total capital to risk-weighted assets(1)	48.97%
Required capital	341.6
Excess capital	1,749.4

Central Bank Rules(2)
Total Capital	1,980.4
Risk and Fixed weighted assets	5,074.9
Ratio of total capital to risk-weighted assets(3)	39.0%
Required capital	834.2
Excess capital	1,146.2

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 11.5%, 12.5% and 15% (depending upon the nature of the asset and the date at which such asset was acquired).

System Governing the Holding of Securities in Investment Accounts

By Communication “A” 2793, dated March 1, 1999, the Central Bank abolished the previous system of holdings in investment accounts available and for sale.

As a result of this change, the Central Bank established in paragraph 7 of Communication “A” 2859 the canceling of the balance of the account entitled “Unrealized Valuation Differences in Government Bonds Available for Sale” as of February 28, 1999, which was charged against unappropriated earnings. This reclassification did not result in any change in our net worth as of that date.

The new system included in the “Attachment” to Communication “A” 2793 permits placing in investment accounts government and private debt instruments which must comply with minimum capital requirements due to market risk (published on a monthly basis by the Central Bank).

Holdings were recorded at their cost value and increased in accordance with their internal rate of return and the time elapsed since the beginning of the holding period.

The positive differences between accounting value and market value increased by 20% at the end of each month constitute an item deductible from the minimum paid-in capital.

As of March 1, 2000 and according to Communication “A” 3039 of the Central Bank, the holdings in investment accounts are recorded at cost value increased by the interest resulting from the current coupon. The book value of the holdings on the last day of each month will be reduced by an amount resulting from the positive difference between the book value for the position of each security as of that date and its market value increased by 20% (this treatment was suspended as of April 2001 until December 2001 as set forth by Communications “A” 3269 and “A” 3303 of the Central Bank). As a compensation, the obligation to deduct from the computable net worth the difference between the book value of the securities and their market value increased by 20% was eliminated. See “Information on the Company Capital Adequacy Requirements—Central Bank Rules—Minimum Capital”.

As of June 1, 2001, according to Communication “A” 3083 of the Central Bank, the criteria for the accounting registration of the holdings in investment account was modified. Such holdings are registered at cost value exponentially increased up to each service due date according to its internal return rate and the time elapsed since their incorporation to such accounts.

In the case of holdings incorporated to investment accounts prior to June 1, 2001, the basis to be considered will be the value registered at May 31, 2001, resulting from the use of the valuation procedures admitted so far and the internal return rate resulting as at May 31, 2001 for such securities. With respect to treatment of valuation differences, the criteria set forth by Communication “A” 3039 of the Central Bank is maintained.

By Communication “A” 3857 the Central Bank restricts the application of these provisions to those securities incorporated up to 31 December 2002, except for those received by the financial entities as part of the compensation implemented by articles 28 and 29 of decree 905/02.

By Communication “A” 3785 the Central Bank incorporates a new chapter to the regulations, applicable only to those bonds received under the compensation mechanism implemented by the National Government in order to reimburse the entities for certain negative equity effects generated by the conversion into pesos at different exchange rates of those credits and obligations denominated in foreign currency, as well as by the negative net position deriving from such conversion (articles 28 and 29, Decree No. 905/02). Such bonds may be registered by the entities at their technical value.

For so long as this procedure is in force the entities may only distribute cash dividends for such amount as the profits exceed the difference between the above-mentioned accounting value for registration purposes and the quotation of the bonds after all legal and statutory appropriations have been made.

CAMEL Quality Rating System

Under Law No. 24,144 the Central Bank established the “CAMEL” quality rating system which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions Law, its administrative order and the general operating solvency of the entity. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank that is being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an institution can receive. By combining the individual factors that are under evaluation, a combined index can be obtained which represents the final rating for the entity. The rating a bank receives from the CAMEL system can be used by the Central Bank in making decisions such as determining the levels of minimum capital or the amount of contributions a bank is required to contribute to the insurance guarantee system. According to the letter presented by the Central Bank on November 30, 2000, we were granted a quality rating of 1.

BASIC System

The Central Bank established a control system (“BASIC”) which requires all financial institutions to comply with a set of procedures concerning the operations of such financial institutions. Consequently, it allows public access to a greater level of information and security with respect to their holdings in the Argentine banking system. Each letter of the BASIC system corresponds to the following procedures:

B (“Bonos” or Bonds). The Central Bank requires that, on an annual basis, all financial institutions in Argentina engage in at least one of the following activities:

(a)	an issuance of debt in a country that is both a member of the OECD and has a sovereign debt rating of “AAA”.

(b)	an issuance of equity that has been approved by corresponding local securities authorities and whereby such shares are able to trade freely in either such local market or in a market whose nation is both a member of the OECD and has a sovereign debt rating of “AAA”.

(c)	an issuance of debt to an Argentine financial institution that is in compliance with the alternative procedure presented in (a) above, or

(d)	a transaction with a foreign bank that has a credit rating of at least “A” whereby the Argentine financial institution either receives deposits or borrows from such foreign bank. The purpose for such requirement is to expose Argentine financial institutions to scrutiny and analysis by third parties that the Central Bank considers to be demanding in terms of credit analysis and quality control. The necessity to respond to the expectations of such third parties, in turn, creates for the Central Bank an additional source of quality control for the Argentine banking system. Since this requirement was adopted, we have always been in compliance.

By means of Communication “A” 3287 the Central Bank suspended as of June 15, 2001 and until further notice, the obligation to comply with the abovementioned procedures. Later on, Communication “A” 3498 of the Central Bank dated March 1, 2002, definitively cancelled such obligation.

A (“Auditoría” or Audit). The Central Bank requires a set of audit procedures including:

(a)	the creation of a registry of auditors,

(b)	the implementation of strict accounting procedures to which our auditors must comply,

(c)	the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and

(d)	the creation of a division within the Central Bank whose responsibility is to verify that the procedures are followed. The purpose of this requirement is to assure accurate disclosures by the financial institutions to both the Superintendency and the public.

S (“Supervisión” or Supervision). The Central Bank reserves the right to inspect financial institutions periodically.

I (“Información” or Information). The Central Bank requires financial institutions to disclose on a monthly basis certain daily, weekly, monthly and quarterly statistical information.

C (“Calificación” or Rating). The Central Bank established a system requiring periodic credit evaluation by internationally recognized rating agencies.

Foreign Currency Position

As of the date of this annual report the Central Bank restricts the general foreign-exchange position that the financial entities must maintain on a daily basis to 10% of the greater of their computable net worth during November 2001 and US$1,000,000.

The maximum limit is reduced by 50% if the entity has a debt on record for rediscounts with the Central Bank in an amount exceeding 50% of the latest Computable Net Worth recorded by the entity, and is increased by the equivalent of up to 40% of the entity’s capitalized contributions brought into the country in foreign currency as from December 3, 2001.

To this effect, the Central Bank defined the general foreign-exchange position as the sum of the following items:

•	Gold and foreign currency resources available in the country.

•	Gold and foreign currency resources available abroad.

•	Foreign public and private securities.

•	Cash or future foreign-exchange purchases pending settlement.

•	Cash or future public and private security purchases pending settlement.

•	Cash or future foreign-exchange sales pending settlement.

•	Cash or future public and private security sales pending settlement.

•	Foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any defects of application being subject to an equivalent increase in the minimum cash requirements. See “Lending capacity provided by deposits in foreign currency”.

Effective 1 May 2003 in terms of Communication “A” 3889 of the Central Bank, the global net position in foreign currency may not exceed the following limits:

1) Negative global net position (Liabilities exceeding assets), 30% of the Computable Net Worth.

2) Positive global net position (assets exceeding liabilities), the least of the following:

-	30% of the Computable Net Worth.

-	Own liquid resources.

Own liquid resources means Computable Equity Liability minus the immobilized assets and related persons assistance.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions).

Any excess above the limits will be subject to a charge amounting to the greatest of twice the annual rate at due date for Central Bank drafts in dollars or twice the LIBO rate at thirty days for transactions in such currency.

For financial information regarding our net foreign currency exposure, see note 24 to the consolidated financial statements.

Lending and Investment Limits

Lending and Investment Limits (except for the public sector)

Central Bank rules limit the amount of credit, including guarantees, that a commercial bank may extend to, and the amount of equity that it may invest in, any entity at any time. These limits are based on the Bank’s Computable Net Worth on the last day of the immediately preceding month.

According to Central Bank rules, a commercial bank may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s Computable Net Worth. However, we may extend additional credit to that client up to 25% of the Bank’s Computable Net Worth if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a commercial bank may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any one borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 300% of the borrower’s net worth if such amount does not exceed 2.5% of the Bank’s Computable Net Worth.

Effective October 1, 1995, the Central Bank requires that extensions of credit in any form in excess of 2.5% of a Bank’s Computable Net Worth must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

In addition, an equity investment of a commercial bank in another company that does not provide services that are complementary to the services provided by a commercial bank may not exceed 12.5% of the Stockholders’ Equity of such company. Temporarily until December 31, 2003, the entities may receive up to 20% as protection for their credits.

Related Persons

The Central Bank limits the amount a bank can lend to, and the amount of equity it may invest in, a “Related Person”. A Related Person is defined to include:

(a)	any individual or entity controlling a bank, controlled by a bank or affiliated with a bank, as defined by the Central Bank;

(b)	any entity that both controls the bank and has common directors to the extent such directors, voting together, will constitute a simple majority of the boards of directors of the bank and such entity; or

(c)	in certain exceptional cases, any individual or entity whom the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

“Control” is defined as:

(a)	holding or controlling, directly or indirectly, 25% of the voting stock of the controlled person;

(b)	having held 50% or more of the voting stock of the controlled person at the time of the last election of that entity’s board of directors;

(c)	any type of equity holding which creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled person’s general shareholders’ meeting or meeting of the board of directors, or

(d)	when a person is determined by the Board of Directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

Under Communication “A” 3129 dated June 30, 2000, applied from July 1, 2000, the Central Bank established that the total amount of the operations of a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply :

1)	Local financial institutions whose transactions are subject to consolidation by lender or borrower in terms of regulations on consolidated supervision and which are rated CAMEL 1 or 2:

•	100% when the entity receiving the loan is rated 1.

•	If the receiving entity is rated 2, 10% without limitations and an additional 90% to be used should the term for the loans and other credit facilities not exceed 180 days.

2)	Local financial institution not included in the above definition: 10%.

3)	Local companies consolidated by the financial entity in terms of the consolidated supervision regulations issued by the Central Bank and whose only object is one of the activities defined as “complementary services of the financial activity” that are mentioned below:

a)	Stock-exchange or over-the-counter agent in stock exchanges or markets.

b)	Issuance of credit or debit or similar cards.

c)	Financial assistance through lease transactions in capital goods, durable goods or real property acquired for such purpose or in connection with credits from sales.

d)	Temporary acquisition of shareholdings in companies to facilitate their development in order to sell such holdings afterwards. The granting of financing or management and planning advice to such companies.

•	If the controlling financial entity is rated 1: 100%.

•	If the rating is 2, 10% without limitations, plus an additional 90% to be used if the term of the loans and other credit facilities does not exceed 180 days.

4)	All other domestic companies not complying with the provisions mentioned in the preceding point: 10%.

5)	Foreign financial institutions rated as “Investment Grade”: 10%; all others, 5% for non-guaranteed operations and up to 10% for guaranteed operations, without exceeding 10% as a whole.

6)	All other transactions: 5% without guarantee and up to 10% with guarantees, without exceeding 10% as a whole.

General Limit: The total amount of the operations of all companies or persons related to the financial entities referred to under points 2), 4), 5) and 6) above, may not in any case exceed 20% of the company’s computable equity liability as of the last day of the preceding month.

As of November 13, 1998, pursuant to Communication “A” 2800 of the Central Bank, as supplemented, all lending to or investing in Related Persons is prohibited for financial institution having a CAMEL rating of 4 or 5 (Communication “A” 2829 of the Central Bank) except in the following situations and under the following limitations:

(a)	foreign financial institutions which are subsidiaries of the domestic institution subject to oversight on a consolidated basis (Communication “A” 2829 of the Central Bank),

(b)	foreign banks controlling domestic financial institutions or their branches or subsidiaries abroad (Communication “A” 2829 of the Central Bank),

(c)	when the Related Person is a company that has been fully consolidated by the bank and is exclusively involved in certain activities that are complementary to financial intermediation, the foregoing traditional restrictions with regard to investments and loans apply, and

(d)	when the Related Person is a company expressly referred to as an exempted entity under Article 28 of Law No. 21,726 and only in respect of equity investments, the bank is limited to lending to such Related Person and only in accordance with the previous traditional restrictions.

In addition, with respect to Related Persons who are natural persons, the total amount of loans to those Related Persons cannot exceed Ps.50,000, which must be used exclusively for personal or family purposes. Failure to properly observe these requirements can result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the requirements beginning on the month when the excess amounts are not corrected and continuing while the excess amounts remain. In the case of information registered out of term, this increase will be applied beginning on the month when the information is registered and for as long as the default exists. Moreover, once the default has been corrected, the increase will be applied for a number of months equal to the period during which the Central Bank was not informed. For repeated defaults the increase can reach up to 130% of the excess amount.

At December 31, 2002 the aggregate of computable loans, other extensions of credit and equity investments by Banco Francés on a consolidated basis to or in Related Persons amounted to Ps. 241.4 million, or 12.19% of Banco Francés’ Computable Net Worth.

Non-financial Public Sector:

The non-financial public sector includes inter alia

-	National Government

-	Provincial Governments

-	City of Buenos Aires

-	Municipal Governments

-	Central administration, ministries, departments and their decentralized and autonomous entities and other official bodies.

All financing granted to the above subjects may not exceed the following limits with respect to the entity’s equity liability as at the last day of the preceding month:

1) Transactions of the national public sector: 50%, this limit to include loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system.

2) Total of transactions granted to each provincial jurisdiction and the city of Buenos Aires (excluding those comprised in paragraph 1) which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements: 10%. This limit includes financing operations granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes.

3) Total of transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%. Total financing granted to the above-mentioned jurisdictions (excluding those mentioned in paragraph 2): 15%.

4) Total of transactions comprised in points 1 through 3 above: 75%.

Apart from the above-mentioned limits, the guarantee provided to all effects by the collection of taxes (either federal or local) and/or by the collection of royalties by provincial or municipal jurisdictions may not exceed 40% of the total of such income at the time of evaluating the granting of new financing, and considering the new financing about to be granted. This requirement does not apply for transactions guaranteed by pledge or leasing agreements.

Effective July 1, 1993, the amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s Computable Net Worth may not exceed, in the aggregate, three or five times the bank’s Computable Net Worth, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions.

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers in the “risk of insolvency”, “legal proceeding” and “bankruptcy or liquidation” categories under the old Central Bank loan classification system in effect prior to June 30, 1994, and loans to borrowers classified as “inadequate servicing”, “potential risk” or “special tracking” (as of October 2001), “problem”, “deficient servicing”, “high risk of insolvency”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” under the new Central Bank loan classification system effective on June 30, 1994. In addition, effective in 1993 the Central Bank established a mandatory general allowance requirement for all performing loans. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Priority of Deposits

Under Law No. 24,627, in the event of judicial liquidation or bankruptcy of a bank, all depositors, regardless of the type, amount or currency of their deposits, whether individuals or corporations, would have a general and absolute priority over all creditors, with the exception of certain labor creditors and those creditors secured by a pledge or mortgage, to be paid out at 100% of the proceeds of the liquidation of the assets of a failed bank. In addition, depositors of any type of deposits have a special priority over all other creditors of a bank, with the exception of certain labor creditors, to be paid out of:

(a)	any funds of such bank which may be held by the Central Bank as reserves,

(b)	any other funds of such bank existing as of the date the license of such bank is revoked, or

(c)	any proceeds which may result from the mandatory transfer of certain assets of such bank as determined by the Central Bank, in the following order of priority:

1.	deposits up to Ps.5,000 per person, or its equivalent in foreign currency,

2.	all deposits with maturities of more than 90 days, and

3.	all other deposits on a pro rata basis.

Capital Markets

Under the Financial Institutions Law, banks may underwrite and place both equity and debt securities. There are currently no statutory limitations on the size of a bank’s underwriting commitments. However, a bank’s underwriting commitment would be treated as an extension of credit subject to the limitations discussed under “Lending and Investment Limits”.

Commercial banks are authorized to trade equity and debt securities in the Argentine over-the-counter market if they are members of the MAE authorized to act as over-the-counter brokers (“agentes de mercado abierto”). The MAE is a self-regulatory institution that has been authorized by the CNV. In our capacity as an over-the-counter broker, we are subject to the supervision of the MAE, as a self-regulatory institution, and of the CNV, as primary regulator.

Since 1990, the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires—“MERVAL”) has authorized brokerage firms organized as sole purpose corporations (“Sociedades de Bolsa”) to operate as securities brokers on the exchange. Commercial banks may freely own a Sociedad de Bolsa, and most of the principal commercial banks operating in Argentina have already established their own Sociedades de Bolsa. All brokers, individuals or firms, are required to purchase at least one share of stock in the MERVAL to be admitted as a securities broker on the exchange.

We have been registered as an over-the-counter broker since 1989. In 1991, we established Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

(a)	evidences a cash reserve deficiency,

(b)	has not satisfied certain technical standards,

(c)	has not maintained minimum net worth standards or

(d)	is deemed by the Central Bank to have impaired solvency or liquidity,

such financial entity must submit a restructuring plan to the Central Bank. In connection with a restructuring plan, the Central Bank may provide a temporary exemption from compliance with technical regulations and may excuse, if applicable, the payment of fines arising out of such noncompliance.

Deposit Guarantee Insurance System

Law No. 24,485, published on April 18, 1995, and Decree No. 540/1995 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System. This system is limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to that offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

That Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” to manage the Deposit Guarantee Fund, whose shareholders, as amended by Decree No. 1292/96, will be the Central Bank, with one share, as a minimum, and the trust made up of the financial institutions in such proportion as may be determined by the Central Bank for each one, based on their contributions to the Deposit Guarantee Fund.

This guarantee system does not include:

(a)	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

(b)	deposits made by persons directly or indirectly related to the financial institution;

(c)	deposits acquired by means of offering incentives, including deposits under the El Libretón program;

(d)	certificates of deposit of securities, acceptances or guarantees;

(e)	those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more than paid by the Banco Nación for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the Central Bank; and

(f)	certificates of deposit transferable whose ownership has been acquired by way of endorsement.

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 9.8512% equity interest in the company.

By Communication “A” 2337 of May 19, 1995, the Central Bank notified the financial institutions of the approval of the regulations on the application of the guarantee system as of April 18, 1995.

Decree No. 1127/1998 dated September 24, 1998, increased the amount covered by the deposit guarantee system to Ps.30,000, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed Ps.30,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps. 30,000 are also included in the guarantee system up to the Ps.30,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

The Argentine insurance system was financed with monthly contributions by all financial institutions operating in Argentina, ranging from 0.03% to 0.06% of average peso and foreign currency deposits held by such financial institutions.

According to Communication “A” 3064 of the Central Bank, applicable to contributions from January 2000, financial institutions may choose to make a contribution to the Deposit Guarantee Fund equivalent to 50% of the amount mentioned in the preceding paragraph, and arrange a loan with Seguros de Depósitos Sociedad Anónima to provide for the remaining 50%.

Such loans are for a maximum term of 36 months, for each monthly loan, due on the twelfth day of the month in question. The balances owed for Deposit Guarantee Fund accrue an interest equivalent to the yield obtained from the placement to the Deposit Guarantee Fund resources in instruments that are similar to those chosen for the investment of foreign currency reserves of the Central Bank.

Under Communication “A” 3153 dated August 24, 2000, the Central Bank decided to cancel, effective September 2000, the obligation to lend to SEDESA 50% of the monthly contributions, and reduced these contributions to a rate ranging from 0.015% to 0.03% of the monthly average of deposits in pesos and foreign currency held at each entity.

By means of Communication “A” 3358 of November 9, 2001 of the Central Bank, contributions percentage increased to 0.03%.

FLB (Bank Liquidity Fund)

On December 26, 2001, the Government enacted Decree No. 32/2001, creating the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years from the date on which the decree was published and it will be managed by SEDESA, who will act as trustee thereunder.

In addition, the Decree provided that the FLB would be composed of financial institutions by subscribing Class A Certificates of Participation for up to 5% of the average daily private sector deposits balances in pesos and foreign currency in each institution as of November 2001 and by the Government by annually subscribing Class B Certificates of Participation, The redemption of Class B Certificates of Participation will be subject to the prior total settlement of Class A Certificates of Participation.

On December 28, 2001, pursuant to Communication “A” 3417, the Central Bank increased such contribution to 6% of the average of the above-mentioned balances.

Subsequently, Communication “A” 3487 of the Central Bank, dated February 22, 2002, set the contribution to the FLB at 1.9% effective as of March 1, 2002, on the average daily balances of private sector deposits in pesos and foreign currency for November 2001, and provided that the amounts contributed would be deductible from the minimum cash requirement.

Finally, Communication “A” 3513 of the Central Bank, dated March 15, 2002, established the amount of the contribution at 3.5% of the average indicated in Communication “A” 3487 referred to above, effective as of March 15, 2002.

As of December 31, 2001, Banco Francés contributed Ps.54,436 thousand to the FLB and booked such contribution in the “Other receivables from financial intermediation—Other not included in Debtor Classification Regulations” account.

During April 2002 the contribution was reimbursed to the Bank, after translation into pesos at the change rate of 1.4 pesos to each dollar.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

The Argentine economy has experienced significant volatility in recent decades characterized by periods of low or negative growth and high and variable levels of inflation. Although inflation tempered and the economy experienced growth during most of the period from 1991 to the middle of 1998, in the third quarter of 1998, the economy entered into a long lasting recession. The gross domestic product, or the GDP, fell 3.4 % and 0.8 % in 1999 and 2000, respectively. In addition, the Government experienced an increasing fiscal deficit of approximately US$4.2 billion, US$7.3 billion and US$6.9 billion in 1998, 1999 and 2000, respectively. By December of 2001, Argentina’s sovereign debt had increased to approximately US$143.9 billion, a more than 84 % increase from the end of 1994, primarily due to the inability of the Government to reduce public spending and increase tax collections. In the last quarter of 2001, Argentina’s economic conditions deteriorated significantly, precipitating the political and economic crisis.

In a context of marked uncertainty following political and regulatory changes, in the first quarter of 2002 the economy recorded its largest reversal in the last 20 years (-16.3% on a year-on-year basis). The main declines were recorded by consumption and domestic investment, as a result of shrinking incomes following the devaluation and subsequent pesification, combined with the absence of a stable legal framework. In the following quarters, GDP showed a slight improvement in seasonally-adjusted terms, driven by exporting and import substitution sectors, which benefited from the depreciation of the peso. Even so, output was down 10.9% for the year, because of the predominance of the fall in activity in service sectors that represent over 60% of GDP.

During the first quarter of year 2003, the economy continued to recover. In March, the monthly indicator for economic activity (EMAE, Estimador Mensual de Actividad Económica) was up 6.4% over the same month last year, representing, in turn an improvement compared to the 4.9% growth rate reported in February. Moreover, the March figure represented the highest reading since June 1998. Industry was the driving force behind the economic rebound motorized by import substitution and better conditions for exports. During the first quarter, industrial production rose 7.6% on seasonally adjusted terms and 25.1% over the same months last year. A resumption of halted public works projects and minor housing projects are the key drivers behind the rebound in building activities.

Adverse Effects on Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Consequently, the economic recession and the recent deep crisis in Argentina, as well as governmental measures, described elsewhere in this annual report materially and adversely affected our liquidity in the first half of the year and materially and adversely affected our financial condition, results of operations and business prospects. It is still uncertain how future results of operations are going to be impacted by significant pending issues mainly related to the loss stemming from the reimbursement of deposits under precautionary measures, the adjustment of certain mortgage, personal and pledge loans using the CVS instead of the CER index, the recoverability of Public Sector loans and securities.

For a summary of the main adverse consequences of these measures and of the current economic scenario on Banco Francés, see “Information on the Company—Effects of the Argentine crisis on Banco Francés since December 31, 2002.”

During 2002, we concentrated our efforts on implementing the following measures:

•	focusing on the transactional business, increasing customer base;

•	redefining our business strategy and evaluating products and services to be offered;

•	improving our liquidity with the collection of loans;

•	replacing our foreign currency liabilities with peso funding;

•	adjusting organizational structure to the new business profile;

•	discussing with the Government the compensation of losses related to the payment of judicial injunctions and to the replacement of CER adjustment by CVS adjustment for certain personal and mortgage loan portfolio;

•	achieving high acceptance in the exchanges of rescheduled deposits for Government bonds;

•	increasing term deposits;

•	lowering cost of funds while extending maturities;

•	covering with the necessary provisions, mainly private sector loans, On this line, we assumed such cost for non-performing loan portfolio, after a company-by-company follow-up and analysis of most of the outstanding corporate loans; and

•	strengthening solvency with the capitalization.

IMF Financing

In October 1996, the IMF approved changes in the Argentine economic goals, permitting the Government to have a budgetary deficit of US$6 billion in 1996, and fixing a limit of US$3 billion for 1997 (which is equivalent to approximately 1.0% of the GDP). After verifying that the government had complied with the 1996 goals, the IMF granted US$154 million to the Government. In addition to this, on February 14, 1998, the IMF approved a 3-year stand-by credit for US$2.8 billion. Among other short-term goals, the agreement between Argentina and the IMF determined that Argentina should not exceed a fiscal deficit of US$3.5 billion in 1998. The Government also undertook to limit the 1998 trade deficit to US$5.0 billion. If in any month of 1998, the accumulated 12-month deficit in the trade balance (considering imports on a CIF basis) exceeded US$5.0 billion, the Government, in consultation with the IMF, agreed to take corrective fiscal and/or credit measures.

During 1998, the Government had a deficit of US$4.1 billion. During 1999, the Government had a deficit of US$4.4 billion. On March 10, 2000, the Government entered into a credit facility agreement with the IMF for an amount of up to US$1.7 billion and a term of up to 3 years. Pursuant to the agreement, the Government undertook to achieve fiscal equilibrium by 2002. However, due to the confidence crisis which affected the Argentine economy during the last quarter of 2000, an agreement of a US$39.7 billion economic support package led by the IMF was signed in December 2000 to ease fears of a possible debt default and contain the deterioration of Argentina’s country risk. Under this agreement, the federal budget deficit would be reduced to zero by 2005. In December 2001, however, the IMF announced that it would not disburse anticipated financial aid to Argentina.

Through repeated pronouncements, particularly in the wake of a fact-finding mission to Buenos Aires in March 2002, the IMF stated that any renewal of disbursements under existing lending programs involving Argentina would require evidence of a stronger commitment by the Government to budgetary restraint, improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the Government and the Provinces, and restructuring the foreign indebtedness on which Argentina has defaulted. Some of the factors cited as limiting the sustainability of any IMF-led recovery plan included the periodic intervention by the Central Bank in the foreign exchange market to contain accelerations in the depreciation of the peso against the dollar, the issuance of quasi-currency instruments that hamper control over the monetary base and a perceived lack of independence and reliability in the judiciary and its proceedings. The Government resumed talks with the IMF during 2002 and continued to service both interest and principal payments to multilateral creditors regularly until November of that year when a capital amortization of US$835 million due to the World Bank was not met, Negotiations were resumed after this breakdown and a new agreement was signed on January 16th 2003. In light of the fact that presidential elections would be held on April 27th 2003, the new stand-by agreement was based on a short-term transitional program (January 1 – August 31) aimed at maintaining macroeconomic stability during the political transition. External financing needs would met by new disbursements from the IMF of about US$2.9 billion and the extension of repurchase expectations amounting to US$3.7 billion, new disbursements from the World Bank and the IDB broadly equivalent to amounts falling due to them (US$4.4 billion and a requested rescheduling of obligations to Paris Club creditors (US$0.7 billion).

The fiscal target for the year is a primary surplus of 2.1% of GDP for the government as set forth in the 2003 Budget. Performance criteria were set for January and for the first quarter of the year: Ps. 1.5 billion primary surplus. Indicative fiscal targets for the second quarter will be converted into performance criteria at the time of the first review of the program, provincial governments are targeted to achieve a primary surplus of 0.4% of GDP in 2003 (from an estimated deficit of 0.5% of GDP in 2002) and the provinces will sign new bilateral pacts with the Government to back this commitment and terminate the issue of new provincial treasury bills and quasi-monies.

The change in Government debt between December 2002 and June 2003 will be limited to Ps.105 billion. This ceiling includes the assumption of provincial government debt by the Government, obligations incurred in previous years but as yet not recognized, the effect of inflation on indexed debt and the issuance of bonds to financial institutions to compensate them for asymmetric pesification and indexation and the impact of “amparos” (judicial injunctions) on their balance sheets.

The monetary program seeks to strengthen the nominal anchor for price expectations and to restrain foreign exchange intervention by establishing an indicative target for an adjusted monetary base which includes quasi-monies issued by the federal and provincial governments. This aggregate is targeted to return to its end-December

2002 level in August 2003 after a temporary increase during February and March. Operationally, the monetary program will be implemented through a ceiling on central bank domestic assets (adjusted for quasi-monies) and a floor on net international reserves. Full flexibility of the exchange rate will be maintained with foreign exchange intervention limited to smoothing disorderly market conditions. The Government will assess the scope for further liberalization of the export surrender requirements and the remaining foreign exchange controls at the time of the first review of the program.

With IMF/World Bank assistance, the Government will review the financial situation of the privatized utilities and help to develop a new regulatory framework to replace the present price and tariff controls and facilitate debt restructuring by the utility companies. The Fund will also be in consultation over the preparatory steps that will be taken prior to the commencement of full restructuring discussions of Argentina´s sovereign debt.

In order to restore the health of the banking system, the Government has undertaken to implement several measures that will strengthen the independence of the Central Bank and the prudential and supervisory regulatory framework of the financial system. Timely bank reporting resumed by February 2003 and the reform of the three main state owned banks will be initiated with advice from international accounting and consulting firms. Procedures for resolving problem banks will be strengthened by amendments to the financial institution. Laws creation of a banking resolution unit reporting directly to the board of directors of the central bank. Mechanisms will be created to compensate banks for the adverse effects on their balance sheets of the asymmetric indexation of the assets and liabilities and the judicial injunctions and the basis for central bank liquidity support will be clarified so that it will be provided on a uniform basis to all banks public and private. Depositor protection has been clarified through the establishment of a temporary depositor protection system whereby depositors in closed banks are provided with the option of receiving Government bonds.

Tax Reforms

During 1998 and 1999, the Congress approved, under instructions of the Executive Branch, important tax reforms (Law No. 25,063 dated December 7, 1998 and Law No. 25,239 dated December 31, 1999). The tax legislation in force resulting from both reforms has an impact on debt securities issued by foreign issuers but it does not change the tax treatment of debt securities in the form of corporate bonds issued by financial institutions such as Banco Francés. In general, the tax reforms impose: (i) a new tax on interest (or accumulated original issuance discounts) that was derogated on July 2002; (ii) restrictions on the availability of tax deductions for interest payments; and (iii) a tax withholding of 35% over all interest payments on corporate bonds owned by Argentine legal persons, except those made to authorized banks in Argentina. As of yet the provisions of the tax reforms have not been totally regulated by the Executive Branch (or some other governmental entity) nor have they been interpreted by any court. Consequently, it is not possible to assure (i) to what extent such provisions may be regulated or interpreted in the future by the Executive Branch (or another governmental body) or by any court, and (ii) that such regulations or interpretations will not cause the tax reforms to significantly impact authorized banks in Argentina, such as Banco Francés.

Credit Cards Law No. 25,065

On January 14, 1999, Law No. 25,065 regarding credit cards was published in the Official Gazette to regulate different aspects of the credit, purchase and debit card system. The law came into effect with partial vetoes by the end of January 1999; and after rejection of the Presidential vetoes, it came into effect on October 1999. The main aspects of this new law include: (i) establishing the obligation to sign a contract between the bank and the owner of the credit card before the card is granted, (ii) fixing a maximum limit to financial interest, which may not exceed by more 25% the rate applied to personal loan transactions, (iii) setting a maximum 5% fee to be charged by the banks to commercial establishments, and a maximum possible difference in rate charged for commercial establishments in the same line of business not to exceed 3%, and (iv) establishing a prohibition on supplying information to financial background databases regarding particulars of credit card holders in delinquent payment situations.

Priority of Deposits

Law No. 24485 in force since April 18, 1995, as amended by Law No. 24467, provides that in the event of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors (such as Holders), except for certain labor credits and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors holding any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date at which the Bank’s authorization is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits of up to Ps.30,000 per person, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

Furthermore, pursuant to section 53 of Law No. 21,526 as amended, credits of the Central Bank shall have priority over other credits, except for credits secured by pledge or mortgage, certain labor credits and depositors, credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in note 4.4 to the consolidated financial statements. These rules require Banco Francés and its subsidiaries to make some estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their application are considered to be critical to understanding the business operations, financial condition and results of operations of Banco Francés and its subsidiaries.

Allowance for Commercial Loan Losses

Banco Francés provides for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance for commercial loan losses charged to expense is determined by management based on a periodic analysis of updated financial information provided by the debtor at the request of Banco Francés. The basic assessment criterion is the future debt payment capacity or the collateral granted to Banco Francés on the basis of the estimated cash flow. Banco Francés also takes into account other circumstances such as timely compliance with obligations, qualified and honest management, whether the company is engaged in economic activities with acceptable prospects and the competitiveness of the debtor within its industry.

On the basis of these conditions, the customer is placed in any of the six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on its analysis, Banco Francés books additional allowances for certain debtors, which does not require recategorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

Contingent Liabilities

We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in the settlement strategy.

Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these financial statements, neither Federal, Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known before the Ministry Economy and the BCRA expressing a reservation of legal rights. In addition, it has decided to activate the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations; and applying prudential criteria, it has set up the allowances, which considers necessary to cover the future recoverability of such asset. As of December 31, 2002, BF keeps activated under this concept Ps.391,495 net of allowances under Other receivables. To date, the authorities have not pronounced on an eventual compensation to the financial system for these issues.

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has applied the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the 50% of the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of December 31, 2002, this asset amounts to Ps.97,000. To date, the Government has not pronounced on an eventual compensation to the financial system for these issues.

In the opinion of the Bank´s management and legal advisors, it is highly probable that the Federal Government may compensate such exchange difference. To the date of issuance of these financial statements, it is not possible to anticipate the final resolution of this issue; therefore, the financial statements do not include any adjustment that may end up in the resolution of this contingency.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments, U.S. GAAP require financial instruments to be valued at fair value. We estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

Although we used our best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Moreover, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

For a detailed description of the applicable accounting principles, please see notes 1.2 and 4 to the consolidated financial statements.

Differences between BCRA rules and generally accepted accounting principle effective in Buenos Aires City

The main differences between the rules prescribed by the BCRA and the professional accounting standards effective in Buenos Aires City are detailed below.

a)	The rules of the BCRA allow for certain of the bank´s investments in government securities (including those associated with repurchase agreement transactions) to be carried at amortized cost plus interest accrued without taking in consideration the settlement term. Generally accepted accounting principles in Buenos Aires City applicable to business enterprises in general require, under those same conditions, such securities to be accounted for at market value.

In accordance with professional accounting standards in force in the Buenos Aires City, the assets mentioned above must be valued at their current value. At the date of approval of these financial statements, the traded volume of these assets has not been material. Consequently, the known market value of those assets might not represent the value at which they could be realized.

b)	During the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/01 provisions, the Bank and its subsidiaries swapped, on November 6, 2001, Federal State securities and other assets with contra to guaranteed loans. As of December 31, 2002 and 2001, such loans were booked in the consolidated financial statements under the “Loans” account net of the related allowance in the amount of thousand of pesos 5,505,262 and thousand of pesos 5,636,822, respectively.

Under GAAP in Buenos Aires City, as of December 31, 2002 and 2001, the valuations of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the Securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through fiscal year end, which have been amounted to thousand of pesos 3,894,889 and thousand of pesos 3,989,874, respectively.

c)	As disclosed in note 1.2.2), as of December 31, 2002, the Bank allocated to stockholders´ equity the amount of thousand of pesos 427,118 from the “Unrealized valuation difference” account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/02 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001.

Under GAAP in Buenos Aires City, as of December 31, 2002, such amount should have been charged to income for the year.

d)	As of December 31, 2002, the Bank and its subsidiaries booked as “Government and Private Securities” and as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations” the bonds received and to be received, respectively, for the compensation established under sections 28 and 29 of Decree No. 905/2002 of the Federal Executive.

Under GAAP in Argentina, the assets mentioned in the paragraph above should be valued at its current value. At the approval date of the Bank´s financial statements, the market values are limited to the listed prices of the BODEN 2012 and BODEN 2007, which have been traded since September 25, 2002 and October 29, 2002, respectively, in the Stock Market and in the over-the counter market, with prices between 40% and 48% of its US dollar face value and prices around 65% of its peso face value, respectively. Notwithstanding, at the approval date of the Bank´s financial statements, the traded volume of BODEN has not been significant. Therefore, the market values may not be representative of the effective value at which the mentioned bonds will be traded.

Consequently, if the accounting standards effective in Buenos Aires City mentioned in the paragraphs b) and c) above had been applied, the stockholders’ equity as of December 31, 2002, and 2001, would have decreased by thousand of pesos 1,610,373 and thousand of pesos 1,661,444, respectively. On the other hand, the loss for the year ended December 31, 2002, would have decreased by thousand of pesos 478,189, meanwhile the income for the year ended December 31, 2001 would have decreased by thousand of pesos 1,629,985.

In all other respects, BCRA rules are consistent with generally accepted accounting principles in Buenos Aires City.

Operating Results

Recent changes to Argentine law have had a significant impact on our operations. The events described in this annual report, including the conversion of certain of our dollar-denominated assets and liabilities into peso-denominated assets and liabilities and the devaluation of the peso, took place during fiscal 2002 and therefore are reflected in our financial statements for the fiscal year ended December 31, 2002. Furthermore, the changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2002 with those for periods ended on or prior to December 31, 2001 meaningless.

The impacts of the crisis on the Bank’s equity and financial position as of December 31, 2002 were acknowledged in accordance with the regulations of the Central Bank and with the best estimates made by the Bank’s management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

Our financial statements have been prepared on the assumption that we will continue as a going concern, but our independent accountants have raised doubts as to our ability to continue as a going concern.

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal WPI published by the INDEC.

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based on the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In light of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree 664/03 of the Executive Branch, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement until February 28, 2003.

The following discussion is based upon information contained in the consolidated financial statements and should be read in conjunction with them. The consolidated financial statements have been prepared in accordance with the rules of the Central Bank related thereto, which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in note 37 to the consolidated financial statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

The following discussion does not address separately the segments described in “Information on the Company—Business Overview”. We have initiated in 2001 the implementation of a reporting system by business segment. Information regarding individual segments is not yet available.

Results of Operations for the Fiscal Years Ended December 31, 2002, 2001 and 2000.

Overview

Our net loss for fiscal year ended December 31, 2002, was Ps.1,242.1 million. This loss was mainly due to a 34.66% decrease in Gross intermediation margin, a 53.21% decrease in Service charge income, a 133.8% increase in Other expenses and a 100% increase in Monetary loss, partially offset by a 41.8% decrease in Provisions for loan losses, a 37.61% decrease in Operating expenses and a 28.32% increase in Other income.

Our net income for fiscal year ended December 31, 2001, was Ps.30.8 million, a 91.54% decrease from the Ps.363.9 million for fiscal year ended December 31, 2000. The decrease in net income in fiscal 2001 was mainly due to a 279.41% increase in provision for loan losses, a 17.71% increase in financial expenses, a 15.51% increase in other expenses, a 14.61% increase in Service Charge expenses and a 79.42% increase in loss on minority interest, which was partially offset by increases in financial income and a decrease in income tax.

Financial Income

Our financial income increased 87.62% to Ps. 5,622.6 million for the fiscal year ended December 31, 2002, from 2,996.9 million for the fiscal year ended December 31, 2001, which in turn represented a 14.05% increase from Ps.2,627.7 million in fiscal year ended December 31, 2000. The components of our financial income are reflected in the following table.

	Fiscal Year Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Interest on cash and due from banks	7,350	56,038	56,567
Interest on loans to the financial sector	5,243	38,433	62,070
Interest on overdraft	180,034	179,209	163,108
Interest on loans with privileged guarantees	93,845	224,811	186,137
Interest on credit card loans	61,565	102,797	125,955
Interest on other loans	2,245,224	1,418,750	1,243,415
Net income from government and private securities	85,845	734,065	602,192
Interest from other receivables from financial transactions	23,427	54,456	116,323
Indexation by benchmark stabilization coefficient (CER)	1,457,028	—	—
Listed-price differences	1,342,771	67,872	44,956
Other	120,289	120,448	26,991

Total financial income	5,622,621	2,996,879	2,627,714

The increase in financial income during the fiscal year ended December 31, 2002, was largely due to an increase in CER listed price differences due to the devaluation of pesos and interest on other loans (mainly dollar-denominated loans). These increases were partially offset by decreases in interest on cash and due from Banks, interest on loans to the financial sector, interest on loans with privileged guarantees, interest on credit card loans, net income on government and private securities and interest from other receivables on financial transactions. This variation reflected the decrease in average volume on interest earning assets and the decrease in average real rates on interest earning assets (increase in average nominal rates on interest earning assets).

The increase in financial income during the fiscal year ended December 31, 2001, was largely due to an increase in average interest-earning assets and an increase in average nominal rates on interest-earning assets. Specifically, the increase in financial income during the fiscal year ended December 31, 2001, principally resulted from a 14.10% increase in interest on other loans, a 21.90% increase in net income from government and private securities a 20.78% increase in interest on loans with privileged guarantees and a 50.97% increase in listed-price differences which was partially offset by a 38.08% decrease in interest on loans to the financial sector, a 53.19% decrease in interest from other receivables from financial transactions and a 18.39% decrease in interest on credit card loans.

The following table sets forth the changes in financial income due to decreases in volume and increases in rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

December 31 2002 vs. December 31 2001 Increase (Decrease)
(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	(596,791)
Financial Income due to changes in average nominal rates of interest-earning assets	2,449,228
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	(498,200)

Net Change	1,354,237

Financial Expenses

Financial expenses increased 227.29% to Ps.4,578.5 million in fiscal year ended December 31, 2002 from Ps. 1,398.9 million in fiscal year ended December 31, 2001, which in turn represented a 17.71% increase from Ps. 1,188 million in fiscal year ended December 31, 2000. The components of our financial expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Interest on checking accounts	241,860	35,815	3,511
Interest on savings deposits	6,465	40,129	64,176
Interest on certificates of deposit	602,680	1,009,251	780,506
Interest from other liabilities from financial transactions	585,047	132,783	138,629
Indexation by benchmark stabilization coefficient (CER)	1,279,489	—	—
Listed-price differences	1,578,784	338	515
Other	284,182	180,599	201,060

Total Financial Expenses	4,578,507	1,398,915	1,188,397

Our average interest-bearing liabilities decreased 27.19% from Ps.18.6 billion in fiscal 2001 to Ps. 13.5 billion in fiscal year ended December 31, 2002. This decrease was mainly attributable to a decrease in volume of time deposits, saving deposits and other liabilities, partially offset by an increase in volume of borrowings from Central Bank. Average dollar-denominated time deposits decreased 91.46% from Ps.10,605.9 million in fiscal year ended December 31, 2001 to Ps.905.4 million in fiscal year ended December 31, 2002. Average peso-denominated time deposits grew 510.83% to Ps.4,544.7 million in fiscal year ended December 31, 2002, from Ps.744.0 million in fiscal year ended December 31, 2001. Average dollar-denominated and peso-denominated saving deposits decreased 71.00% and 13.64% from Ps. 2,057.4 million and Ps.1,329.9 million in fiscal year ended December 31, 2001, to Ps. 596.7 million and Ps.1,148.3 million in fiscal year ended December 31, 2002, respectively. Average corporate bonds issued increased 15.07% from Ps.1,103.9 million in fiscal year ended December 31, 2001 to Ps.1,270.3 million in fiscal year ended December 31, 2002 (mainly due to the effect of devaluation from an exchange rate of US$1 = Ps.1 to an average of US$1 = Ps.3; partially offset by the payment of two series of short term corporate bonds and to the capitalization of subordinated corporate bonds in December 2002). Borrowings from Central Bank increased 5,149.80% from Ps.30.3 million in fiscal year ended December 31, 2001 to Ps.1,589.4 million in fiscal year ended December 31, 2002 mainly due to the financial assistance received during the liquidity crisis of fiscal 2002.

As December 31, 2002, Financial expense—Other includes allowances for impaired loans for an amount of Ps.137.4 million.

Taxes on financial income and contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.42.2 million as of December 31, 2002, Ps.73.3 million as of December

31, 2001 and Ps.63.5 million as of December 31, 2000. See “Information on the Company Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Contributions to the deposit guarantee Insurance System decreased in fiscal 2002 due to the decrease in average volume of deposits and increased in fiscal 2001 due to the increase in average volume of deposits.

The following table sets forth the changes in financial expenses due to the decrease in volume and increase rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to the Argentine Deposit Guarantee Fund, mandatory contributions and taxes on interest income.

December 31, 2002 vs. December 31, 2001 Increase (Decrease)
(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	(360,757)
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	2,727,771
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	(741,605)

Net Change	1,625,409

Our average interest-bearing liabilities grew 1.29% from Ps.18.3, billion in fiscal year 2000 to Ps.18.6 billion in fiscal year ended December 31, 2001. This increase was mainly attributable to an increase in the volume of time deposits, corporate bonds issued and other liabilities, partially offset by a decrease in volume of borrowings from the Central Bank and borrowings from other financial institutions. Average dollar-denominated time deposits increased 6.59% from Ps.9,950.7 million in fiscal year ended December 31, 2000 to Ps.10,605.9 million in fiscal year ended December 31, 2001, while average peso-denominated time deposits decreased 35.31% from Ps.1,150.1 million in fiscal 2000 to Ps.744.0 million in fiscal 2001. Average dollar-denominated savings accounts increased 12.32% from Ps.1,831.7 million fiscal year ended December 31, 2000, to Ps.2,057.4 million in fiscal year ended December 31, 2001, while average peso-denominated savings accounts decreased 29.42% from Ps.1,884.3 million in fiscal 2000 to Ps.1,329.9 million in the fiscal year ended December 31, 2001, Average corporate bonds issued increased 13.00% from Ps.976.9 million in fiscal year ended December 31, 2000, to Ps.1,103.9 million in fiscal year ended December 31, 2001.

Gross Intermediation Margin

Our gross intermediation margin (defined as equal to financial income less financial expenses) of Ps.1,044.1 million in fiscal year ended December 31, 2002, represented a 34.66% decrease over gross intermediation margin of Ps.1,598.0 million in fiscal year ended December 31, 2001, which in turn represented a 11.02% increase over fiscal year ended December 31, 2000 gross intermediation margin of Ps.1,439.3 million.

The decrease in fiscal year ended December 31, 2002 was principally due to a decrease in the yield spread (nominal basis) from 6.56% in fiscal year ended December 31, 2001 to 3.33% in fiscal year ended December 31, 2002, and to the decrease in volume of interest-earning assets partially offset by decreases in average interest-bearing liabilities and to the increase in average nominal interest rates on interest-bearing liabilities partially offset by increases in average nominal interest-earning assets.

The following table sets forth the changes in gross intermediation margin:

December 31, 2001 vs. December 31, 2000 Increase (Decrease)
(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	(236,034)
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	(278,543)
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	243,405

Net Change	(271,172)

The increase in fiscal year ended December 31, 2001, was principally due to an increase in the yield spread from 6.48% in fiscal year ended December 31, 2000, to 6.56% in fiscal year ended December 31, 2001, and to an increase in the volume of average interest-earning assets and an increase in average nominal interest rates on interest-earning assets partially offset by an increase in average volume and average nominal interest rates on interest-bearing liabilities.

See “Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities, Interest-Earning Assets: Net Interest Margin and Spread.”

Provision for Loan Losses

Loan loss provisions totaled Ps. 650.6 million in fiscal year ended December 31, 2002, a 41.80% decrease over the Ps.1,117.7 million in fiscal year ended December 31, 2001, which represents a 279.41% increase over the Ps.294.6 million provision for loan losses in fiscal 2000. The decrease in fiscal 2002 was mainly due to the early registration of provisions made at the closing of fiscal year ended December 31, 2001.

The increase in fiscal year ended December 31, 2001 over fiscal year ended December 31, 2000 was mainly due to the additional provisions made by management to protect against eventual future losses derived from Argentina´s deep economic crisis and to the increase in the non-performing loan portfolio.

Our non-performing loan portfolio amounted to Ps.1,149.0 million at December 31, 2002, which represented a 68.45% increase over the Ps.682.1 million at December 31, 2001, which in turn represented a 17.68% increase over the Ps.579.6 million at December 31, 2000.

The non-performing loan portfolio ratio increased from 3.91% at December 31, 2000 to 3.95% as of December 31, 2001 and increased to 11.19% as of December 31, 2002.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service charge income was Ps.544.7 million for fiscal year ended December 31, 2002, Ps.1,164.2 million for fiscal year ended December 31, 2001 and Ps.1,145.4 million for fiscal 2000, The fiscal year 2002 amount represented a 53.21% decrease from the amount earned in fiscal 2001, The fiscal 2001 amount represented an increase of 1.64% from the amount earned in 2000. The following table provides a breakdown of our service charge income by category.

	Fiscal Year Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Service charges on deposit accounts	131,990	265,915	262,367
Credit card operations	66,079	140,512	141,723
Other fees related to foreign trade	39,737	26,290	22,292
Credit-related fees	33,754	17,345	13,651
Fund management fees	224,673	554,718	550,644
Capital markets and securities activities	7,569	60,400	72,742
Rental of safety deposit boxes	950	9,032	8,528
Fees related to guarantees	3,079	5,846	2,191
Insurance agency	3,853	18,694	16,682
Other	33,045	65,422	54,551

Total service change income	544,729	1,164,174	1,145,371

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on current accounts. These fees increased 1.35% from Ps.262.4 million in fiscal year ended December 31, 2000 to Ps.265.9 million in fiscal year ended December 31, 2001 which in turn decreased 50.36% to Ps.132.0 million in fiscal year ended December 31, 2002. The decrease in fiscal 2002 was mainly due to decreases in the volume and numbers of transactions of such accounts. The increase of fiscal 2001 was mainly due to increases in the volume of transactions of such accounts, although competitive pressures lowered the service charges prices on deposit accounts. At December 31, 2002, we had 1,530,476 such accounts, compared to the 2,325,517 such accounts at December 31, 2001 and 2,346,069 such accounts at December 31, 2000.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, decreased 0.85% from Ps.141.7 million in fiscal year ended December 31, 2000 to Ps.140.5 million in fiscal year ended December 31, 2001, which in turn decreased 52.97% to Ps.66.1 million in fiscal 2002 principally as a result of decreases in the use of credit due to the economic environment in Argentina. At December 31, 2002, the total number of credit cards we issued amounted to 580,197 compared to 615,833 at December 31, 2001 and to 635,339 at December 31, 2000.

Fees related to foreign trade increased 17.93% from Ps.22.3 million in fiscal year ended December 31, 2000, to Ps.26.3 million in fiscal year ended December 31, 2001, which in turn increased 51.15% to Ps.39.7 million in fiscal year ended December 31, 2002, mainly because of the increase in the volume of transactions related to exports due to the devaluation of the peso.

Fees related to fund management increased 0.74% from Ps.550.6 million in fiscal year ended December 31, 2000 to Ps.554.7 in fiscal year ended December 31, 2001, as a result of the increase in activity of the Consolidar Pension Fund Management. These fees decreased 59.50% to Ps.224.7 million in fiscal year ended December 31, 2002, as a result of a decrease in Fund Management activity and Pension Fund management activities. Funds under management decreased 13.76% to Ps.7.9 Billion in fiscal year 2002 from Ps.9.16 billion in fiscal 2001, which in turn decreased 22.0% from Ps.11.78 billion in fiscal year ended December 31, 2000.

We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees decreased during fiscal 2002 mainly due to the economic environment in Argentina.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains are included in “financial income” under “income from government and private securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by Francés Valores, Banco Francés’ securities brokerage subsidiary, but does not include similar income earned by Banco Francés itself, which is recorded as “financial income” under “income from government and private securities”.

Income from capital markets and securities activities decreased 16.97% from Ps.72.7 million in fiscal year ended December 31, 2000, to Ps. 60.4 million in fiscal year ended December 31, 2001, which in turn decreased 87.47% to Ps.7.6 million for the fiscal year ended December 31, 2002, mainly due to a decrease in activity due to the Argentine economic situation.

Other service charge income decreased 49.49% from Ps. 65.4 million in fiscal year ended December 31, 2001 to Ps.33.0 million in fiscal 2002. This service charge income increased 19.93% from Ps. 54.6 million in fiscal year ended December 31, 2000 to Ps.65.4 million in fiscal 2001.

Service Charge Expenses

Service charge expenses, which consist of fees that we paid principally to other financial institutions, and taxes on service charge income decreased 54.17% to Ps.57.6 million in fiscal year ended December 31, 2002 mainly as a result of the decrease in commissions paid. These expenses increased 14.61% to Ps.125.7 million in fiscal year ended December 31, 2001 from Ps.109.7 million in fiscal year ended December 31, 2000 mainly as a result of commissions paid and increases in service charge income.

Operating Expenses

Our operating expenses decreased 37.61% to Ps. 862.8 million in fiscal year ended December 31, 2002 from Ps.1,382.9 million in fiscal year ended December 31, 2001, which in turn decreased 1.0% from Ps.1,396.9 million in fiscal year ended December 31, 2000.

Operating expenses decreased in fiscal 2002 mainly because of: (i) a 49.88% decrease in personnel expenses, (ii) a 35.71% decrease in fees and external administrative services, (iii) a 50.77% decrease in taxes, (iv) a 34.69% decrease in utilities, (v) a 61.82% decrease in credit card advertising and issuance expense, (vi) a 59.65% decrease in advertising and promotion, (vii) a 39.16% decrease in maintenance and repairs, (viii) a 44.59% decrease in business travel and development, (ix) a 45.27% decrease in staff welfare, (x) a 42.95% decrease in rentals and (xi) a 34.51% decrease in other operating expenses. Such decreases were partially offset by a 51.09% increase in amortization of organization and development expenses.

Such expenses decreased in fiscal 2001 mainly because of: (i) a 14.53% decrease in fees and external administrative services, (ii) a 15.59% decrease in utilities, (iii) a 28.89% decrease in advertising and promotion, (iv) a 19.12% decrease in maintenance and repairs and (v) a 29.75% decrease in credit card advertising and issuance expense. Such decreases were partially offset by a 32.06% increase in taxes and a 17.77% increase in other expenses.

The components of our operating expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2002	2001	2000
	(in thousands of pesos)
Personnel expenses	336,347	671,068	674,814
Fees and external administrative services	17,440	27,128	31,741
Taxes	31,771	64,538	48,870
Utilities	31,270	47,880	56,724
Depreciation of Bank property and equipment	60,067	61,437	62,988
Credit card advertising and issuance expense	6,548	17,149	24,413
Courier transportation	9,519	22,537	25,851
Advertising and promotion (excluding credit card advertising)	16,987	42,101	59,207
Maintenance and repairs	26,356	43,323	53,566
Business travel and development	12,076	21,795	21,395
Staff welfare	25,967	47,445	48,266
Amortization of organization and development expenses	149,868	99,190	98,031
Rentals	25,274	44,303	44,161
Other	113,307	173,017	146,918

Total operating expenses	862,797	1,382,911	1,396,945

The largest component of administrative expenses in each of these years was personnel expenses, which decreased 49.8% during fiscal 2002 principally as a result of decreases in the number of bank personnel and decrease in salaries in real terms (which include payroll, termination payments and bonuses). During fiscal 2001 these expenses decreased as a result of the decrease in the number of bank personnel.

The number of our full-time employees decreased from 5,691 at fiscal year ended December 31, 2000 to 5,385 at fiscal year ended December 31, 2001 and decreased to 4,155 at fiscal year ended December 31, 2002 (not including 1,964, 2,082 and 3,851 employees from non-banking subsidiaries, at December 31, 2002, 2001 and 2000, respectively). The decrease in total personnel from fiscal 2002 to fiscal 2001 and from fiscal 2001 to fiscal 2000 was principally due to the reduction in the number of bank personnel because of cost-cutting efforts as a result of a slowdown in our business.

During fiscal 2002 we closed 62 branches and we sold our participation in BBVA Uruguay which leads also to a reduction of our total employees.

The decrease in personnel expenses in fiscal year ended December 31, 2001, consisted mainly of a 0.56% decrease in salaries we paid (which include payroll, termination payments and bonuses) to Ps.671.1 million in fiscal year ended December 31, 2001, from Ps. 674.8 million in fiscal year ended December 31, 2000.

Fees and external administrative services decreased 35.71% to Ps.17.4 million in fiscal year ended December 31, 2002 from Ps.27.1 million in fiscal year ended December 31, 2001 which in turn decreased 14.53% from Ps.31.7 million in fiscal year ended December 31, 2000 mainly due to policies adopted in order to reduce of costs.

Taxes other than income tax decreased 50.77% to Ps.31.8 million in fiscal year ended December 31, 2002 from Ps.64.5 million in fiscal year ended December 31, 2001, which in turn increased 32.06% from Ps.48.9 million in fiscal year ended December 31, 2000. The decrease in fiscal 2002 was mainly due to the reduction of activities and of the closing of branches. The increase in fiscal year ended December 31, 2001 was mainly due to a 44% increase in taxes in Consolidar Group, and a 14.4% increase in the Banking group.

Depreciation of property and equipment decreased 2.23% to Ps.60.1 million in fiscal year ended December 31, 2002 from Ps. 61.4 million in fiscal year ended December 31, 2001, which in turn decreased 2.46% from Ps. 63.0 million in fiscal year ended December 31, 2000. The decrease in fiscal 2002 was mainly due to reductions in additions of Bank properties and equipment. The decrease in fiscal 2001 was due mainly to a 41% decrease in depreciations of property and equipment done by the Consolidar Group, partially offset by a 9.0% increase in depreciations in the Banking group due to additions to property and equipment done during the fiscal year ended December 31, 2001.

Credit card advertising and issuance expense decreased 61.82% to Ps. 6.5 million in fiscal year ended December 31, 2002 from Ps. 17.1 million in fiscal year ended December 31, 2001, which in turn decreased 29.75% from Ps. 24.4 million in fiscal year ended December 31, 2000. The decreases in fiscal 2002 and 2001 were mainly a result of the decrease in the number of accounts and a general decrease in the use of credit cards.

Advertising and promotion fees decreased 59.65% to Ps.17.0 million in fiscal year ended December 31, 2002, from Ps.42.1 million in fiscal year ended December 31, 2001, which in turn decreased 28.89% from Ps.59.2 million in fiscal year ended December 31, 2000. The decreases in fiscal 2002 and 2001 were due mainly to a reduction of advertising expenses related to products as a result of a slowdown in our business.

Utility costs deceased 34.69% to Ps.31.3 million in fiscal year ended December 31, 2002, from Ps. 47.9 million in fiscal year ended December 31, 2001, which in turn decreased 15.59% from Ps.56.7 million in fiscal 2000. The decreases in fiscal years ended December 31, 2002 and 2001 were mainly due to the different plans adopted in order to reduce administrative expenses, the negotiation of contracts at corporate level, the closing of branches and improvements in efficiency derived from new processing systems.

Amortization of organization and development expenses increased 51.09% to Ps.149.9 million in fiscal year ended December 31, 2002, from Ps.99.2 million in fiscal year ended December 31, 2001, which in turn increased 1.18% from Ps.98.0 million in fiscal year ended December 31, 2000. The increase in fiscal 2002 was mainly due to the extraordinary amortization of software licenses done during the fiscal year. The increase in fiscal 2001 was due mainly to a 37.3% increase in the Banking group (due to incorporation of software development), which was partially offset by a 21.8% decrease in the Consolidar group.

Rental expenses decreased 42.95% to Ps.25.3 million in fiscal year ended December 31, 2002, from Ps.44.3 million in fiscal year ended December 31, 2001, which in turn increased 0.32% from Ps.44.2 million in fiscal year ended December 31, 2000. The decrease in fiscal year ended December 31, 2002 was principally due to the closing of branches done during the fiscal year. At December 31, 2002 our branch network consisted of 241 branches, of which 120 were located in properties we own and 121 were located in properties we lease. At December 31, 2001 our branch network consisted of 303 branches, of which 143 were located in properties we own and 160 were located in properties we lease.

Other operating expenses decreased 34.51% to Ps.113.3 million in fiscal year ended December 31, 2002 from Ps.173.0 million in fiscal year ended December 31, 2001, which in turn increased 17.77% from Ps.146.9 million in fiscal year ended December 31, 2000. The decrease in fiscal 2002 was mainly due to reduction of expenses as a result of a slowdown in our business. The increase in fiscal 2001 was mainly due to an increase in expenses related to commercial reports, security services and insurance expenses.

Other Income

Other income increased 28.32% to Ps.865.8 million in fiscal year ended December 31, 2002 from Ps.674.7 million in fiscal year ended December 31, 2002, which in turn increased 76.81% from Ps.381.6 million in fiscal year ended December 31, 2000. The increase in fiscal year ended December 31, 2002 was mainly due to the income from long-term investments related to the sale of BBVA Uruguay and to the deferred income tax loss carryforward of the fiscal year, partially offset by a 51.24% decrease in recoveries of charged-off loans and reversals of allowances. The increase in fiscal 2001 was mainly due to the change in the accounting method of income tax to the deferred tax method which originated the registration of the income tax loss carryforward in the amount of Ps.273 million. This increase was partially offset by a 12.67% decrease in recoveries of charged-off loans and reversals of allowances (from Ps.99.1 million in fiscal year ended December 31, 2000 to Ps.86.6 million in fiscal year ended December 31, 2001).

Other Expenses

Other expenses increased 133.80% to Ps.1,550.8 million in fiscal year ended December 31, 2002, from Ps.663.3 million in fiscal year ended December 31, 2001, which in turn increased 15.51% from Ps.574.2 million in fiscal year ended December 31, 2000. The increase in fiscal 2002 was mainly due to (i) a 1,149.12% increase in provision for other receivables and other allowances (from Ps.104.7 million in fiscal year ended December 31, 2001 to Ps.1,307.8 million in fiscal year ended December 31, 2002) mainly due to provisions made over the asset registered related to differences between the amounts paid for constitutional protection actions and the deposit amount registered in accordance with regulations (see note 1.1.7 to the consolidated financial statements); (ii) a 680.52% increase in losses on sale of other fixed assets (from Ps.3.0 million in fiscal year ended December 31, 2001 to Ps.23.8 million in fiscal year ended December 31, 2002); and (iii) a 195.0% increase in amortization of goodwill (from Ps.21.3 million in fiscal year ended December 31, 2001 to Ps.62.7 million in fiscal year ended December 31, 2002) mainly due to the accelerated depreciation on goodwill related to Corpbanca transaction.

The increase in fiscal 2001 was mainly due to (i) a 4.03% increase in other expenses other (from Ps.490.0 million in fiscal year ended December 31, 2000 to Ps.509.8 million in fiscal year ended December 31, 2001), related to the Consolidar Group, (ii) a 146.68% increase in provision for other receivables and other allowances (from Ps.42.4 million in fiscal year ended December 31, 2000 to Ps.104.7 million in fiscal year ended December 31, 2001) and (iii) a 100% increase in loss on long term investments (from Ps.0 million in fiscal year ended December 31, 2000 to Ps.9.2 million in fiscal year ended December 2001). These increases were partially offset by (i) a 99.69% decrease in punitive interest and charges in favor of the Central Bank (from Ps.1.3 million in fiscal year ended December 31, 2000 to Ps.0.004 million in fiscal year ended December 31, 2001); (ii) a 23.49% decrease in donations (from Ps.2.3 million in fiscal year ended December 31, 2000 to Ps.1.8 million in fiscal year ended December 31, 2001) and (iii) a 7.28% decrease in uninsured losses (from Ps.11.9 million in fiscal year ended December 31, 2000 to Ps.11.0 million in fiscal year ended December 31, 2001).

Income Tax

Income tax expense was Ps.21.6 million in fiscal year ended December 31, 2002, a 49.48% decrease over Ps.42.7 million of fiscal year ended December 31, 2001, which in turn represents a 77.02% decrease over the Ps.185.9 million in fiscal year ended December 31, 2000. The decrease in fiscal year 2002 was mainly due to the deferred tax loss carryforward of the year. The decrease in fiscal 2001 was due mainly to the changing in the accounting method for income tax explained in “Other Income”. See notes 4.4.17 and 5 to the consolidated financial statements.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2002		2001		2000
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	(1,279,126)		147,210		590,858
Statutory tax rate	35%		35%		35%
Income tax (at statutory rate)	(447,694)		51,524		206,800
Permanent differences:
Deferred tax	(105,000)		(95,467)		—
Inflation adjustment not deductible	312,659		—		—
Tax-exempt income	(272,344)		(474,692)		(30,942)
Unrealized valuation difference	78,665		—		—
Loss on capital contribution in kind to subsidiaries	(438,669)		—		—
Other.	146,264		(93,479)		5,960

Income tax (gain)/loss	(726,119)		(612,114)		181,818
(Allowances)	(428,352)		(301,974)		(4,101)

Income tax (gain)/loss, net	(297,767)		(310,140)		185,919
Actual income tax	21,590		42,732		157,313
Deferred income tax	(319,357	)(1)	(352,872	)(1)	28,606

(1)	Included in Other Income.

Our effective income tax rates for fiscal years 2001 and 2000 were 29.02% and 31.46%, respectively. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries and income from swapped public bonds to public loans in fiscal 2001 are tax exempt, and depreciation of goodwill is not tax deductible. Second, effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. For fiscal 2001 allowance, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See note 4.4.17 to the consolidated financial statements.

Minority interest in subsidiaries

Income on minority interest in subsidiaries was 58.7 million in fiscal year ended December 31, 2002. Loss on minority interest in subsidiaries increased 79.42% to Ps.73.7 million in fiscal year ended December 31, 2001 from Ps.41.1 million in fiscal year ended December 31, 2000. These increases/decreases were mainly due to the decrease/increase in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP a 65,96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.); the decrease in net income of Credilogros, (in which we have a 69.52% interest).

Monetary loss

Reflects the effect derived from inflation (since January 1, 2002) for maintaining monetary assets and liabilities. See notes 4.2 and 4.4 to the consolidated financial Statements.

Financial Condition

Total Assets

At December 31, 2002 we had total assets of approximately Ps.16.1 billion which represented a 27.29% decrease over the Ps.22.2 billion as of December 31, 2001.

The decrease was mainly due to the following: a 42.38% decrease in Loans (from Ps.16.0 billion at December 31, 2001 to Ps.9.2 billion at December 31, 2002) mainly due to the conversion into pesos (pesification) at the rate of US$1 = Ps.1; a 44.68% decrease in Cash and due from Banks (from Ps.1,885.2 million at December 31, 2001 to Ps.1,042.9 million at December 31, 2002), mainly due to the liquidity crisis of fiscal 2002; and a 42.07% decrease in Intangible assets (from Ps.373.0 million at December 31, 2001 to Ps.216.0 million at December 31, 2002), resulting principally from the accelerated depreciation of goodwill.

These decreases were partially offset by the following: a 48.67% increase in Government and private securities (from Ps.1,495.6 million at December 31, 2001 to Ps.2,223.4 million at December 31, 2002) mainly due to the compensatory bond received as a result of the asymmetric pesification of assets and liabilities established in fiscal year 2002, a 51.49% increase in Other receivables from financial transactions (from Ps.1,121.7 million at December 31, 2001 to Ps.1,699.2 million at December 31, 2002), principally due to the Compensation to be received from the federal Government and an increase in forward purchases of government securities under repurchase agreements; and a 106.65% increase in Other receivables (from Ps.512.0 million at December 31, 2001 to Ps.1,058.0 million at December 31, 2002) mainly due to the differences between the amount of the constitutional protection actions for deposits paid at free exchange rate and the rescheduled deposits balance net of a 50% allowance, the 50% of the return differential of the CER index with respect to the CVS, and the accumulate deferred tax loss carryforward.

Total Liabilities and Stockholders’ Equity

At December 31, 2002, we had total liabilities of Ps.14.1 billion, representing a 30.02% decrease from the Ps.20.15 billion at December 31, 2001.

The decrease was mainly due to the following: 54.28% decrease in deposits (from Ps.15.0 billion at December 31, 2001 to Ps.6.9 billion at December 31, 2002), mainly due to the decrease in certificates of deposits, current accounts and savings accounts; a 65.67% decrease in Other liabilities (from Ps.453.9 million at December 31, 2001 to Ps.155.8 million at December 31, 2002), a 77.12% decrease in subordinated corporate bonds (from Ps.371.5 million at December 31, 2001 to Ps.85.0 million at December 31, 2002) due to the capitalization of subordinated corporate bonds of December 2002; and a 47.41% decrease in Minority interest in subsidiaries (from Ps.311.4 million at December 31, 2001 to Ps.163.8 million at December 31, 2002), mainly due to the sale of BBVA Uruguay.

These decreases were partially offset by: a 97.13% increase in Other liabilities from financial transactions (from Ps.2,605.6 million at December 31, 2001 to Ps.5,136.4 million at December 31, 2002), mainly due to the financial assistance received from Central Bank during the liquidity crisis of fiscal year 2002 and the financial assistance due to BBVA; and a 347.5% increase in allowances (from Ps.149.6 million at December 31, 2001 to Ps.669.7 million at December 31, 2002), mainly due to increases in contingent commitments and other contingencies.

Stockholders’ Equity decreased from Ps.2,055.0 million at December 31, 2001 (which include a prior year adjustment of Ps.154.4 million related to the application from fiscal 2001 of the deferred tax method of accounting) to Ps.2,011.2 million at December 31, 2001. The 2.13% decrease reflected net loss generated during the fiscal year (Ps.1,242.1 million), partially offset by an increase in adjustments to Stockholders´ Equity for the sale of the participation in BBVA Uruguay of Ps.21.7 million, an increase in Unrealized valuation difference due to the devaluation of Ps.427.1 million, an increase in capital stock of Ps.158.5 million and an increase in premiums on share issuance of Ps.591.0 million. See note 27 to the consolidated financial statements.

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. We have an Asset and Liability Committee, which meets weekly, and is composed of the Chief Executive Officer, the Private Banking and Asset Management Director, the Retail Banking Director, the Wholesale Banking Director, the Chief Financial Officer, the Middle Market Banking Director, the Risk Director and the managers in charge of Financial Planning and Treasury. The Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in asset, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquid assets to total deposits of 15.18%, 22.49% and 40.95% at December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, liquid assets include cash and due from bank. At December 31, 2001 and 2002 liquid assets include cash and due from banks and government and private securities.

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in current accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2002 totaled Ps.6,870.6 million, Approximately 11.88% of our deposits at such date were dollar denominated. The measures taken by the government in the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of December 31, 2002, we had repaid a total of approximately US$514.0 million and Ps.15.6 million in deposits in connection with lawsuits brought by depositors. To preserve liquidity, we suspended the disbursement of new loans and enforced the collection of assets.

We also have a medium-term note program, authorized up to US$500 million and maturing in December 2005.

Under such program, on March 31, 1998, we issued the first series of subordinated corporate bonds in the amount of US$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March 31, 2005. As of December 31, 2002 we capitalized US$130 million of the above mentioned subordinated debt. As of December 31, 2002 the outstanding capital of this debt amounts to US$20 million. See note 22.1 to the consolidated financial statements.

At April 27, 2000 the general ordinary and extraordinary shareholders meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Programs to US$1,000,000,000. The shareholders meeting also approved the creation of a short-term program to be issued in various series and classes for a total outstanding amount of up to US$300 million (or its equivalent in other currency) for 5 years. Under this program we can issue corporate bonds (not convertible into shares) maturing in one year or less with or without third parities guarantees according to the dispositions of the board of directors.

On October 31, 2000, we issued corporate bonds in the amount of US$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a half-yearly basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we had agreed upon the refinancing of this corporate Bond through the issue of a new bond. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the remaining in one year. As of December 31, 2002 the capital outstanding of this debt amount to US$142.5 million.

On August 9, 2001, we issued corporate bonds totaling US$50 million face value, at a price equal to 100% of the face value, with an annual interest rate of 9%, payable on a half-yearly basis maturing on February 5, 2002, to be amortized upon maturity. We repaid the bonds on their maturity date.

On November 7, 2001 we issued corporate bonds totaling US$50 million face value, at a price equal to 100% of the face value, with a nominal interest rate of 8.875%, payable on a half-yearly basis. We repaid the bonds when they matured on May 8, 2002.

As of December 31, 2002 there is also outstanding a Ps.16.9 million of subordinated corporate bonds issued by Corpbanca, and acquired by us in that transaction. This debt was originally stated in US$ for an amount of US$30 million and was conversion into pesos at the exchange rate Ps.1 = US$1, and indexation by applying CER in accordance with the regulations established by the Government in February, 2002. See note 22.2 to the consolidated financial statements.

The board of directors of the Bank will propose in the shareholders meeting to be held on July 15, 2003, the creation of a new Program, for five years, for the issuance and re-issuance of Simple Notes (Obligaciones Negociables), non-convertible into shares with common guarantee or such guarantees determine by the board of directors and Subordinated Notes without guarantee, convertible or non-convertible into shares, for a total outstanding amount of up to US$300,000,000 according to the provisions of the Central Bank’s Communications Nos. A 2970 and 3558 as amended under Law No. 23,576 as amended by Law No. 23,962.

As of December 31, 2002 there is also outstanding a Ps.60 million seven-year loan (originally US$60 million) granted by the Fiduciary Fund for Assistance to Financial and Insurance Institutions to Banco de Crédito Argentino, on December 20, 1996, for the financing of the acquisition of certain assets and liabilities to be excluded from the Banco Caseros S.A. transaction. At December 31, 2002, the book value of such financing amounts to Ps.84.3 million, after its conversion into pesos at the exchange rate of Ps.1 = US$1, and its restatement by CER.

In response to the recent liquidity crisis in Argentina and at Banco Francés, we have concentrated on replacing as many foreign currency liabilities as possible with peso-denominated funding.

We repaid two US$50 million senior debt loans (described above) when they matured on February 5, 2002 and May 8, 2002. We have received loans from the Central Bank (totaling Ps.1,821.2 million as of December 31, 2002) and from our major shareholder, BBVA (totaling US$159.3 million as of April 2002, from which US$79.3 million plus its accrued interest have been capitalized as of December 31, 2002).

On May 13, 2002, we sold our entire 60.88% equity interest in BBVA Uruguay to BBVA for the aggregate purchase price of US$55 million.

In July, 2002, we entered into repurchase agreements with BBVA for an amount of US$102.9 million.

Dividends and other payments from our Argentine non-banking subsidiaries also provide an additional potential source of liquidity, even though relatively insignificant in amount. However, each Argentine non-banking subsidiary is required to allocate 5% of its annual net income to a legal reserve until such reserve equals 20% of the subsidiary’s capital stock. This reserve cannot be used to pay us dividends.

Capital resources

At the regular and special stockholders meeting held on August 7, 2002, the stockholders approved the Bank´s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares might be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or with loans granted by BBVA to the Bank, The Bank management, at its meeting of December 5, 2002, decided to:

•	Approve the assets to be contributed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of US$79.3 million.

•	Establish the value of subordinated corporate bonds to capitalize in US$58.10 per US$100 nominal value, based on valuation reports made by independent third parties.

•	Establish the amount of shares to be listed as 209,631,892.

•	Establish the subscription term from December 17 through December 26, 2002.

On December 31, 2002, in accordance with the issuance conditions of the new shares, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated. The Bank’s capital stock amounts to Ps.368,128,432 as of December 31, 2002.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the exposure and the measure of sensitivity to interest rate variations. The interest rate sensitivity measures the impact on the gross intermediation margin in response to a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

Our interest rate sensitivity strategy takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds. Our gap limits are established and subsequently monitored by the Asset and Liability Management Committee.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While rescheduled deposits, Ps. 2,000 million as of December 31, 2002, were converted into pesos at a Ps.1.4 per dollar, and subject to CER adjustment plus a 2% annual interest rate, the remaining liabilities accrued fixed rate. On the asset side, the majority of risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate and certain mortgage, personal and pledge loans accrue CVS instead of CER adjustment, plus an annual interest rate. Adjusted assets and liabilities together with fixed rate assets and liabilities are included in the following chart in the 0-3 months interval given that CER and CVS adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER and CVS behavior may differ from that of the interest rate.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2002
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,052,448	—	—	—	—	1,052,448
Government securities	2,365,547	87,015	35,073	44,407	15,416	2,547,458
Corporate bonds	158,152	38,069	14,924	41,483	—	252,628
Loans(1)	2,131,428	647,258	1,743,247	5,748,467	—	10,270,400

Total interest-earning assets	5,707,575	772,342	1,793,244	5,834,357	15,416	14,122,934

Interest-bearing liabilities:
Deposits	5,916,448	24,050	2,922	—	—	5,943,420
Corporate bonds	85,002	479,228	—	—	—	564,230
Due to other banks	4,055,347	152,729	9,344	—	—	4,217,420

Total interest-bearing liabilities	10,056,797	656,007	12,266	—	—	10,725,070

Asset/liability gap	(4,349,222)	116,335	1,780,978	5,834,357	15,416	3,397,864
Cumulative sensitivity gap	(4,349,222)	(4,232,887)	(2,451,909)	3,382,448	3,397,864
Cumulative sensitivity gap as a percentage of total interest-earning assets	(30.80)%	(29.97)%	(17.36)%	23.95%	24.06%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing interest liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2002
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,052,264	—	—	—	—	1,052,264
Government securities	214,072	712	5,139	1,556	—	221,479
Corporate bonds	34,726	—	2,876	2,399	—	40,001
Loans(1)	1,942,926	590,015	1,589,075	5,240,077	—	9,362,093

Total interest-earning assets	3,243,988	590,727	1,597,090	5,244,032	—	10,675,837

Interest-bearing liabilities:
Deposits	5,344,924	20,673	2,922	—	—	5,368,519
Corporate bonds	16,872	—	—	—	—	16,872
Due to other banks	2,401,937	—	—	—	—	2,401,937

Total interest-bearing liabilities	7,763,733	20,673	2,922	—	—	7,787,328

Asset/liability gap	(4,519,745)	570,054	1,594,168	5,244,032	—	2,888,509
Cumulative sensitivity gap	(4,519,745)	(3,949,691)	(2,355,523)	2,888,509	2,888,509
Cumulative sensitivity gap as a percentage of total interest-earning assets	(42.34)%	(37.00)%	(22.06)%	27.06%	27.06%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2002
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest bearing deposits in banks	184	—	—	—	—	184
Government securities	2,151,475	86,303	29,934	42,851	15,416	2,325,979
Corporate bonds	123,426	38,069	12,048	39,084	—	212,627
Loans(1)	188,502	57,243	154,172	508,390	—	908,307

Total interest-earning assets	2,463,587	181,615	196,154	590,325	15,416	3,447,097

Interest-bearing liabilities:
Deposits	571,524	3,377	—	—	—	574,901
Corporate bonds	68,130	479,228	—	—	—	547,358
Due to other banks	1,653,410	152,729	9,344	—	—	1,815,483

Total interest-bearing liabilities	2,293,064	635,334	9,344	—	—	2,937,742

Asset/liability gap	170,523	(453,719)	186,810	590,325	15,416	509,355
Cumulative sensitivity gap	170,523	(283,196)	(96,386)	493,939	509,355
Cumulative sensitivity gap as a percentage of total interest-earning assets	4.95%	(8.21)%	(2.80)%	14.33%	14.78%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2002, our total foreign exchange-denominated asset position was Ps.4,317.6 million and our total foreign exchange-denominated liability position was Ps.3,615.1 million, resulting in a net asset currency position of Ps.702.5 million, which is 34.93% of Stockholders’ Equity.

For a description of the changes in the exchange rates since December 2002, see “Recent Political and Economic Developments in Argentina” and note 37.23 to the consolidated financial statements.

Capital Resources

At December 31, 2002 we had a consolidated excess capital of Ps.1,142.8 million under the Central Bank rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, under the Argentine risk-based capital guidelines (which are based on the Basle Committee), amounted to Ps.1,977.0 million. At December 31, 2001, our excess capital amounted to Ps.461.5 million, with a “Basic Net Worth” and “Complementary Net Worth” of Ps.2,225.9 million.

As of December 31, 2002, we complied with the Central Bank’s capital requirements, and our capital resources were sufficient for our capital requirements.

As of December 31, 2002 and 2001, our Stockholders’ equity was Ps.2,011.2 million and Ps.2,055.0 million, respectively, At such dates, our ratio of average stockholders’ equity/average total assets was 10.60% and 8.34%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank rules and certain capital and liquidity ratios.

At December 31,
2002	2001	2000
(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital(1)
Allocated to assets at risk	432,595	1,320,251	1,349,078
Allocated to Bank premises and equipment, intangible assets and equity investment assets	120,454	150,604	155,407
Market risk	703	1,892	7,207
Interest rate risk	56,838	59,246	41,768
Public sector and securities in investment account	223,574	232,330	163,018
Required minimum capital under Central Bank rules	834,164	1,764,323	1,716,478
Basic net worth	3,253,290	2,024,220	1,841,284	(4)
Complementary net worth	(1,207,964)	296,384	700,585	(4)
Deductions	(232,123)	(406,213)	(435,630)
Minority interest	163,799	311,473	281,122	(4)

Total Capital under Central Bank rules	1,977,002	2,225,864	2,387,361

Excess capital	1,142,838	461,541	670,883
Selected Capital and Liquidity Ratios
Average stockholders’ equity as a percentage of average total assets(2)	10.60%	8.34%	7.84	%(4)
Total Liabilities as a multiple of total stockholders’ equity	7.03	x	9.8	x	12.0	x(4)
Cash and due from banks as a percentage of total deposits	15.18%	12.54%	6.64%
Liquid assets as a percentage of total deposits(3)	47.54%	22.49%	25.11%
Loans as a percentage of total assets	57.07%	72.03%	49.89	%(4)

(1)	See “Argentine Banking System and Regulation—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2002, 2001 and 2000, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)	Modified from its original version to apply the adjustments to prior years. See note 5 to the consolidated financial statements.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period in millions of Pesos
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	4,855,939	4,440,238	8,639	407,062	—
Capital lease obligations	—	—	—	—	—
Operating leases	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual cash obligations	4,855,939	4,440,238	8,639	407,062	—

Commercial Commitments
Lines of credit	149,777	149,777	—	—	—
Standby letters of credit	16,668	16,668	—	—	—
Guarantees	3,761,285	848,780	270,463	2,636,219	5,823
Standby repurchase obligations	365,450	365,450	—	—	—

Total commercial commitments	4,293,180	1,380,675	270,463	2,636,219	5,823

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments. We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivative transactions in 2002 are explained in note 35 to the consolidated financial statements.

Financial Trusts. We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See note 35 to the consolidated financial statements.

Non Financial Trusts. In addition, we act as trustee in 50 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the trust assets. The trust assets represent about US$2,438 million and consist mainly of cash, real estate and securities.

U.S. and Argentine GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in note 37 to the consolidated financial statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2002, 2002 and 2001 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As from last year, as explained in notes 4.4.17 and 5 to the consolidated financial statements, we applied this method to determine the charge for income tax. The adjustment required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect caused our net income to increase by Ps.5.3 million and Ps.1,459.6 million for the fiscal years ended December 31, 2000 and 2001 respectively, and decreased by Ps.1,989.3 million for the fiscal year ended December 31, 2002. In addition, stockholders’ equity would have increased by Ps.140 million and Ps.1,599.7 million for the fiscal years ended December 31, 2000 and 2001, respectively and would have decreased by Ps.389.6 million as of December 31, 2002.

Under Argentine Banking GAAP, loan origination fees are recognized when collected. Under U.S. SFAS No. 91, loan origination fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to increase our net income by Ps.9.7 million, Ps.4 million and Ps.2.2 million in the fiscal years ended December 31, 2000, 2001 and 2002, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.36.4 million, Ps.32.4 million and Ps.30.1 million for the fiscal years ended December 31, 2000, 2001 and 2002; respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.58.5 million, Ps.69.3 million and Ps.79.6 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Our net income would have increased by Ps.10.8 million, Ps.10.3 million and Ps.20.2 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No, 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be write down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.1,301.3 million, Ps.20.6 million and Ps.31.6 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Our net income would have decreased by Ps.1,291.8 million, Ps.57.9 million and Ps.50 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.46.6 million, Ps.229 million and Ps.3.5 million for the fiscal year ended December 31, 2002, 2001 and 2000, respectively. On the other hand, income for the fiscal year ended December 31, 2002 would be increased by Ps.67.8 million and the income for the fiscal years ended December 31, 2001 and 2000 would be decreased by Ps.225.5 million and Ps.3.5 million, respectively.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the abovementioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be decreased assets by Ps.1,703.9 million and Ps.1,746.2 at December 31, 2002 and 2001 respectively. On the other hand, income would be decreased by Ps.94.4 and Ps.1,746.2 for the year ended December 31, 2002 and 2001 respectively.

During the fiscal year ended December 31, 2002, the Bank’s customers opted to swap their rescheduled deposits into bonds. For the mentioned bonds subscription, we swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, originating, in accordance with U.S. GAAP, gains on extinguishment liabilities for the fiscal year ended December 31, 2002 of Ps.136.7 million and Ps.114.5 million, respectively.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies, Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would be decreased assets by Ps.704.4 million and Ps.1,147.9 million at December 31, 2002 and 2001, respectively. On the other hand, income for the year ended December 31, 2002 would be increased by Ps.443.5 million and income for the year ended December 31, 2001 would be decreased by Ps.1,147.9 million.

Pursuant to Argentine Banking GAAP, during fiscal year 2002 we decided to activate the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations, we activated the 50% of the difference generated by the CVS coefficient application instead of the CER one and we registered the compensation generated by the negative position in foreign currency as of December 31, 2001 of the subsidiary Credilogros Cía Financiera S.A. calculated on the basis of certain interpretations which were different from the existing regulations; on the understanding that the Federal Government shall compensate the Bank for the loss caused by those situations, although the Government has not pronounced on an eventual compensation to the Bank for those issues. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets and net income would be decreased by Ps.495.1 million at December 31, 2002.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.31.8 million, by Ps.76.6 million and Ps.65.1 million for the fiscal years ended December 31, 2002, 2001 and 2000, respectively. Net income would have decreased by Ps.11.5 million for the fiscal year ended December 31, 2001, would have increased by Ps.44.7 million and Ps.1.1 million for the fiscal years ended December 31, 2002 and 2000, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be increased assets by Ps.253 million, Ps.253 million and Ps.299 million for fiscal years ended December 31, 2002, 2001 and 2000, respectively. Additionally net income would have decreased by Ps.46 million for the fiscal years ended December 31, 2001 and 2000.

On May 13, 1999, BBVA (majority owner of BF) acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.9.3 million, Ps.2.7 million and Ps.17.1 million at December 31, 2002, 2001 and 2000, respectively. Additionally, the income for the year ended December 31, 2002 would be increased by Ps.6.6 million and for the years ended December 31, 2001 and 2000 would be decreased by Ps.14.4 million each year.

SFAS 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.310.6 million and Ps. 366.7 million as of December 31, 2002 and 2001 respectively. On the other hand, the income for the year ended December 31, 2002 would be increased by Ps.56.1 million and the income for the year ended December 31, 2001 would be decreased by Ps.366.7 million.

Under Argentine Banking GAAP, the effects of the devaluation of Argentine Peso should be recognized in the year ended December 31, 2002. Under U.S. GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) should be used for the valuation in pesos of foreign currency assets and liabilities as of December 31, 2001. Had U.S. GAAP been applied, our net assets and income would be decreased by Ps.1,212.4 million as of December 31, 2001. As a consequence, income for the year ended December 31, 2002 would be increased by such amount.

In May 2002 we sold our interest in BBVA Uruguay. In consequence the comprehensive income at December 31, 2001 was charged to income in the fiscal year ended December 31, 2002. Additionally, we translate the financial statement of the subsidiary Banco Francés (Cayman) Ltd., originally issued in U.S. dollars, into pesos at the applicable fiscal year-end exchange rate. Under U.S. GAAP its financial statement should be translated into pesos at the current rate for assets and liabilities and at the average exchange rate for its result of operations. Had U.S. GAAP been applied, our income for the fiscal year ended December 31, 2002 would be decreased by Ps.314.8 million.

We booked in the Stockholder´s equity the gain resulting from the difference between the stockholder´s equity as of December 31, 2001 and the stockholder´s equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each U.S. dollar. Under U.S. GAAP that amount should be charged to income. Had U.S. GAAP been applied, our income would be increased by 427.1 million.

Calculated in accordance with U.S. GAAP, our net income (net loss) for the fiscal years ended December 31, 2002, 2001 and 2000 would have been Ps.(2,901.1) million, Ps.(3,326.9) million and Ps.274.5 million, respectively, Under Argentine Banking GAAP, our net income was Ps.(1,242,1) million, Ps.30.8 million and Ps.363.9 million, for the same respective periods.

Credit Ratings

The principal international rating agencies have downgraded our ratings in 2001 and 2002. In December 2001, Standard & Poor’s lowered our counterparty credit risk rating from “BB-” to “SD” (selective default) and our senior debt rating from “BB-” to “CC.” Moody’s Investors Service lowered our financial strength credit rating from “D+” to “E+” and our senior debt rating from “B1” to “Ca.” In 2002, Moody’s further lowered our financial strength rating to “E”.

As of June 15, 2002, we requested that the international rating agencies temporarily suspend ratings of Banco Francés. We reached this decision as part of our effort to reduce costs and because we did not believe that our ratings would improve in the short term in light of the continuing crisis in Argentina and the financial system. We intend to request ratings from the international rating agencies once the financial and economic situation in Argentina improves.

Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information system. See “Information on the Company—Information Technology”. We hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

Trend Information

The long-term effect of the Argentine crisis and the governmental measures have had an immediate and material adverse effect on our liquidity, financial condition, results of operations and business prospects. See “Information on the Company—Effects of the Argentine Crisis on Banco Francés since December 31, 2001” and “Risk Factors—Factors Related to Argentina” and “Factors Related Banco Francés”.

In light of the significant changes that the financial system has undergone, management believes that our main focus for fiscal year 2003 will be on transactional business, while waiting for financial intermediation volume to recover critical mass. Since July 2002 deposits have begun to flow back into the system and into the Bank, but no assurance can be given that this trend will continue. For a description of recent changes in our business strategy and a summary of the main adverse consequences of the current economic scenario on our business and future prospects. See “Information on the Company—Effects of the Argentine Crisis on Banco Francés since December 31, 2001”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The management of Banco Francés is entrusted to a board of directors which is composed of a minimum of three and a maximum of nine directors, who are appointed for a three-year period by the shareholders and can be reelected. The shareholders can also appoint alternate directors. The board of directors is currently made up of five directors and two alternate directors. The board of directors usually meets at least once a month.

The following table sets forth the names of the members of our board of directors, their positions with us as of December 31, 2002, their business experience and the date when each member’s term expires. Amadeo Vázquez and Javier José D’Ornellas were appointed to the board in October 1998. Jaime Guardiola Romojaro, Ignacio Sánchez Asiaín Sánz and Marcelo Gustavo Canestri were appointed to the board of directors in 2001.

On March 14, 2003 the Board of Directors approved the resignations of Mr. Jaime Guardiola Romojaro as Chairman of the Board and of Messrs. Ignacio Sanchez Asiaín Sánz and Amadeo Vázquez as Directors of the Bank. On April 30, 2003 the Ordinary and Extraordinary Stockholder’s Meeting appointed Mr. Jorge Carlos Bledel to serve as Chairman, Mr. Juan Ignacio Giménez Echeverría as Vice-Chairman and Mr. Oscar Miguel Castro as Director, for a period of three years. Furthermore, Messrs. Martin Ezequiel Zarich and Horacio Peguet were appointed as alternate members of the Board of Directors.

Name	Current Term Ends	Position as of December 31, 2002	Present principal occupations outside Banco Francés and five-year employment history
Jaime Guardiola Romojaro(*)	December 2003	Vice Chairman currently holding the position of the Chairman (**)

Chairman, BBVA Uruguay S.A.(***); Vice Chairman, Fundación Banco Francés; Chairman, BBVA Puerto Rico; Managing Director, Banca Catalana; Executive Vice Director, Banco Bilbao Vizcaya, S.A. (“BBV”); Corporate Banking Director, BBV; Executive Vice Director, Banca Catalana.

Mr. Guardiola joined the Bank in 2001.

Ignacio Sánchez Asiaín Sánz(*)	December 2003	Director

Director, Banco Bilbao Vizcaya Argentaria (“BBVA”), General Director of Banca en América, BBVA; Director International Business Development, BBVA; Marketing and Commercial Development Director, BBVA.

Mr. Sánchez Asiaín joined the Bank in 2001.

Marcelo Gustavo Canestri	December 2003	Director

Director, Francés Valores Sociedad de Bolsa S.A.; Chairman, Consolidar A.F.J.P. S.A.; Chairman, Consolidar Compañía de Seguros de Vida S.A.; Chairman, Consolidar Compañía de Seguros de Retiro S.A.; Chairman, Consolidar Aseguradora de Riesgos del Trabajo S.A.; Vice Chairman, Assurex S.A.; Director of Corporate Banking at Banco Francés.

Mr. Canestri joined the Bank in 1973 where he served as Corporate Banking Director.

Amadeo Vázquez(*)	December 2003	Director (****)

Former Vice Chairman of Banco Río de la Plata S.A.; Manager of Riobank Internacional; Manager of Rio Securities, Chairman of CIP Services Ltd.; Executive and CEO of Bank Río de la Plata S.A.; Chairman of Siembra AFJP S.A.

Mr. Vázquez joined the Bank in 1998.

Javier José D’Ornellas	December 2003	Director (****)

Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Director, HSBC S.A. de Inversiones; Chairman, Vidriería Argentina S.A., Chairman, Vidrios Lirquén S.A., Vice Chairman, Santa Lucía Cristal SACIF.

Mr. D’Ornellas joined the Bank in 1998.

(*)	On March 14, 2003, the Bank’s Board of Directors approved the resignations submitted by Messrs. Guardiola Romojaro, Sánchez Asiaín-Sánz and Vázquez.
(**)	According to the provisions of article 16 of the By-laws of the Bank, Mr. Guardiola Romojaro, in his capacity as Vice Chairman holding the position of the Chairman, assumed the office of Chairman of the board of directors and the legal representation of the Bank upon the resignation of Mr. Gervasio Collar Zabaleta to his position as Chairman of the Board of Directors on April 10, 2002.
(***)	Mr. Jaime Guardiola Romajaro resigned on May 15, 2002.
(****)	Messrs. Vázquez and D’Ornellas are independent Directors, according to the criteria concerning independence set forth by General Resolution No. 400 issued by the CNV. The remaining directors, including the alternate directors, are non-independent directors in accordance with the indicated criteria.

Pursuant to the provisions set forth in article 4 of Chapter XXI of the Rules of the Argentine Securities and Exchange Commission (according to text provided by General Resolution 368, as amended), Mr. Jorge Carlos Bledel maintains an employment relationship (not self-employed) with Banco Francés S.A. and Mr. Juan Ignacio Giménez Echeverría has maintained an employment relationship (not self-employed) with BBVA and is paid professional fees from this institution.

Alternate directors holding office up to December 31, 2003 are: (i) Mr. Martín Ezequiel Zarich (Development Director of Banca America. He joined the Bank in 1995 where he served as Director, Banca Minorista and as Chief Financial Officer) and (ii) Mr. José María Ayala Vargas (General Director, BBVA; Chairman, Bank Ganadero). On March 14, 2003, the Bank’s board of directors approved the resignations submitted by Mr. Zarich and Mr. Ayala Vargas.

Notwithstanding the foregoing, at the shareholders’ meeting held on April 30, 2003, Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were appointed as alternate directors for a three-year term. Mr. Martín Ezequiel Zarich maintains an employment relationship (not self-employed) with BBVA S.A. and Mr. Carlos Antonio Peguet is the vice-chairman of the board of directors of Consolidar AFJP, majority owned by BBVA Banco Francés and where BBVA holds shares.

Executive Officers

The following table sets forth the names of our executive officers, their positions with us as of December 31, 2002, and the years of their appointments to their positions, and their business experience. Each executive officer is appointed for an indefinite term.

Name	First Appointed	Current Position	Background and Labor Experience
Jaime Guardiola Romojaro (*)	2001	Chief Executive Officer

Vice Chairman, Fundación Banco Francés; Chairman, BBVA Puerto Rico; Managing Director, Banca Catalana; Executive Vice Director, Banco Bilbao Vizcaya, S.A. (“BBV”); Corporate Banking Director, BBV; Executive Vice Director, Banca Catalana.

Mr. Guardiola joined the Bank in 2001.

Marcelo Gustavo Canestri	2001	Chief Financial Officer

Director, Francés Valores Sociedad de Bolsa S.A.; Chairman, Consolidar A.F.J.P. S.A.; Chairman, Consolidar Compañía de Seguros de Vida S.A.; Chairman, Consolidar Compañía de Seguros de Retiro S.A.; Chairman, Consolidar Aseguradora de Riesgos del Trabajo S.A.; Vice Chairman, Assurex S.A.

Mr. Canestri joined the Bank in 1973 where he served as Corporate Banking Director.

Daniel M. González	2001	Wholesale Global Banking

Manager, Recovery of Corporate Credits of Banco de Crédito Argentino; Manager, Credit Recovery of Bank de Crédito Argentino; Manager, Banca Mayorista of Banco de Crédito Argentino of Banco Francés.

Mr. González joined former Banco de Crédito Argentino in 1988 where he served as Manager of Risks Individuals and Director, Banca de Empresas.

Gabriel Milstein	2002	Media	Mr. Milstein joined the Bank in 1995, where he served as Organization Manager and Director of Media.

Jaime Azcoiti Leyva	2002	Risk Management	Head of International Credit Department. Madrid; Head of the Credit Department. Madrid and Head of Credit Department. New York. Mr. Leyva joined the Bank in 2002.

Jorge Carlos Bledel (**)	2001	Wholesale Local Banking

Vice Chairman, Banco Francés Cayman Ltd.; Director, Rombo Compañía Financiera S.A.; Director, Mercado Abierto Electronico S.A.; Director, Argencontrol S.A.

Mr. Bledel joined the Bank in 1986. Director of Corporate Banking and Financial Manager; Director, the Consolidar Group (formed by Consolidar AFJP, as defined below, Consolidar Compañía de Seguros de Vida S.A. and Consolidar Seguros de Retiro S.A.); Director, Banco Francés Cayman Ltd.; Director, BBVA Uruguay.

Oscar Hugo Fantacone	2002	Retail Banking Director

Director, Cia. Financiera Credilogros S.A.; Vice Chairman, PSA Finance Argentina Cia. Financiera; Director, Rombo Cía. Financiera.

Mr. Fantacone joined former Banco Francés in 1982, where he served as Special Credits Manager, Customer Services Manager and was promoted to Regional Director in 1997.

Carlos E. Montoto	1998	Human Resources	Director, Atuel Fideicomisos S.A.; Director, Promoción y Servicios Financieros S.A. Mr. Montoto joined the Bank in 1975.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment.

(*)	Mr. Guardiola Romojaro resigned on March 2003.
(**)	Mr. Bledel assumed the position of Chief Executive Officer on March 24, 2003. On the same date, Mr. Tomás Deane assumed the position of Wholesale Local Banking Director, filling the vacancy left by Mr. Bledel. Mr. Deane was President of BBVA Uruguay and Director of Instacob S.A. Argentina. He joined the Bank in 1990.

Supervisory Committee

The following is a list of the members of the Supervisory Committee of Banco Francés. Members are expected to continue in office until the stockholders approve a new appointment.

Expiration of Offices (i)
Regular Members	Oscar Miguel Castro (*)	December 31, 2002
	Ernesto Mario San Gil	December 31, 2002
	Andrea Nora Rey	December 31, 2002

Alternate Members	Carlos Alberto Gindre	December 31, 2002
	Ernesto Juan Cassani(**)	December 31, 2002
	Guillermo Juan Díaz	December 31, 2002

(*)	Mr. Castro resigned on March 5, 2003 as a regular member and since March 14, 2003 has been serving as Director of the Bank.
(**)	Mr. Ernesto Juan Cassani became a regular member on March 5, 2003, in replacement of Mr. Castro.

Below is a description of the main background of the members of the Supervisory Committee:

Oscar Miguel Castro. Public Accountant (University of Buenos Aires). He is a Partner of the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

Ernesto Mario San Gil. Public Accountant (University of Buenos Aires). He is a Partner at the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

Andrea Nora Rey. Public Accountant (University of Buenos Aires). She is a Partner of the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

Carlos Alberto Gindre. Public Accountant (University of Buenos Aires). He is a Partner at the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

Ernesto Juan Cassani. Public Accountant (University of Belgrano). He is a Partner at the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

Guillermo Juan Díaz. Public Accountant (University of Buenos Aires). He is a Partner at the Auditing and Managerial Advising Division of Pistrelli, Díaz y Asociados, a member of Ernst & Young Global.

At the shareholders’ meeting held on April 30, 2003 (i) Hugo Alberto Luppi, (ii) Carlos Bernardo Srulevich and (iii) Jorge Eduardo Ferro were appointed as regular statutory auditors. Also, the following public accountants were appointed as alternate statutory auditors: (i) Lidia Beatriz Prychodzko, (ii) Oscar Ventrice and (iii) Juan Carlos Yemma. All of them shall hold office for one year.

The appointed statutory auditors are members of the firm Deloitte & Co. S.R.L., the Bank’s auditing company, and are appointed under a self-employed (independent) relation pursuant to the provisions set forth in article 4 of Chapter XXI of the Rules of the Argentine Securities and Exchange Commission (according to text provided by General Resolution 368, as amended).

Audit Committee and Compensation Committee

Banco Francés established the Audit Committee as described in the Minutes of the board of directors No. 4878 to comply with the provisions set out by the Central Bank in its Communication “A” 2525, dated April 1997.

As of this date, the Audit Committee is comprised of:

•	Jorge Carlos Bledel

•	Oscar Hugo Fantacone

•	Oscar Miguel Castro

•	Javier D’Ornellas

•	Eduardo Zerega

The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information.

The Audit Committee’s duties are to:

•	watch over the appropriate operation of the internal control systems defined in the institution through a regular evaluation;

•	provide assistance to improve the effectiveness of the internal controls;

•	learn about the external audit planning: should there be any comments as to the nature, scope, and time for the performance of the audit proceedings, the Committee shall so inform;

•	revise and approve the annual work program of the institution’s internal audit area (“Internal Audit Planning Memorandum” or “Annual Planning”) to be carried out under these rules, as well as the level of compliance with such program;

•	revise the reports issued by the internal auditors pursuant to the provisions set forth in these rules;

•	consider the observations made by the external and the internal auditors regarding the internal control weaknesses found during the performance of their duties, as well as the corrective measures implemented by the General Management to minimize or cure such weaknesses;

•	learn about the results obtained by the Supervisory Committee of the Bank during the performance of its duties, as informed in the applicable reports;

•	maintain a permanent communication with the officers of the Superintendency of Financial and Exchange Institutions in charge of the control of the Bank, so as to learn about their concerns, and the problems identified during the inspections conducted in the Bank, and control the actions adopted to solve such problems;

•	be aware of the annual financial statements and the financial statements for the respective three-month periods as well as the external auditors’ report issued with respect to the former, and any other applicable accounting information; and

•	regularly control compliance with the independence rules applicable to external auditors.

We do not have a compensation committee.

Compensation of Directors and Officers

The aggregate amount of compensation paid by Banco Francés and its subsidiaries during the fiscal year ended December 31, 2002 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps. 12.8 million.

Special Committees

The Bank has the following special committees (i) Management, (ii) Executive, (iii) Media and (iv) Risks, among others.

a. Management Committee

The Management Committee is comprised of: (i) Jorge Carlos Bledel, (ii) Marcelo Gustavo Canestri, (iii) Daniel Marcelo Gonzalez, (iv) Carlos Eduardo Montoto, (v) Oscar Hugo Fantacone, (vi) Jaime Azcoiti Leyva, (vii) Gabriel Milstein and (viii) Tomás Deane.

The duties of the Management Committee are: (i) set the business and investment strategies, risk general policies and human resources policies, together with the General Manager of the Company, (ii) grant delegation powers to the officers, (iii) analyze and approve the annual general budget, (iv) monitor its evolution and determine the corrective measures pursuant to internal and market variables, and (v) create business synergies with the rest of the group’s companies.

b. Executive Committee

The Executive Committee is comprised of: Jorge Carlos Bledel, (ii) Daniel Marcelo Canestri, (iii) Daniel Marcelo Gonzalez, (iv) Carlos Eduardo Montoto, (v) Oscar Hugo Fantacone, (vi) Jaime Azcoiti Leyva, (vii) Gabriel Milstein, (viii) Tomás Deane, (ix) Jorge Gustavo Allen, (x) Juan Roberto Schianmarella, (xi) Miguel Gonzalo Verdomar Weiss, (xii) Néstor Esteban Gessaga, (xiii) Eduardo Zerega, (xiv) Jorge Luna, (xv) Carlos Daniel Mari, (xvi) Miguel Angel Russo, (xvii) Evelina Leoní Sarrailh, (xviii) Carlos Alberto Villahoz, and (xix) Gustavo Canil.

c. Media Committee

The Media Committee has as duties the institutional treatment of policies, objectives and the planning of the information system area and is comprised of: (i) Gabriel Milstein, (ii) Oscar Fantacone, (iii) Marcelo Canestri, (iv) Daniel González, (v) Eduardo Zerega, (vi) Jorge Bledel and (vii) Guillermo de la Plaza.

d. Risk Committee

The Risk Committee is comprised of: (i) Chairman and Chief Executive Officer, (ii) Vice Chairman, (iii) Risk Management Director and (iv) Corporate Risk Manager.

The duties of the Risk Committee are:

•	Approve ratings for amounts (regularly adjusted) and those which were delegated as being Special Risks (Multiple Risk Ratings or Risks related to the Media, Political Parties, trade unions or related to Banco Francés or its officers);

•	If it is a rating proposal for an amount exceeding the limit mentioned, it shall first be approved by the Operations Technical Committee (“OTC”).

•	If the Bank’s decision coincides with the decision taken by the OTC, the committee shall register such resolution in the applicable record of the OTC, shall further inform the applicable area for the rating to be included and shall send a copy to the applicable business area;

•	If the Bank’s decision differs from the decision made by the OTC, a new rating shall have to be effected and informed to a new OTC; and

•	Decide upon proposed refinancing for amounts exceeding Ps.2,500,000 and as to any relief or fine pursuant to the rules in force. The OTC’s decisions shall be adopted upon the consent of the committee; in the event the decision were not unanimous, such decision shall fall within the discretion of the Committee’s President.

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2002, 2001 and 2000:

	As of December 31,
	2002	2001(1)	2000(1)
Main office	1,566	1,909	2,074
Branches	2,581	3,206	3,333
Foreign Subsidiaries	8	270	284

Total Employees	4,155	5,385	5,691

(1)	Excludes 1,964, 2,082 and 3,851 employees from non-banking subsidiaries as of December 31, 2002, 2001 and 2000, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2002, 426 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

We have a personnel Training and Development Department which is in charge of the training of all of the Bank’s employees. This includes in-house training courses and seminars in all the areas: Operations, Technology and Business (Branches, Corporate Banking, Private Banking). We provide bonuses to individual employees throughout the bank on a discretionary basis, taking into consideration individual merit and overall profit levels. We do not have a formal profit-sharing plan.

Share Ownership

Our directors do not own shares of Banco Francés or options on shares of Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2002, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2002
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria(1)	149,869,054	40.72%
Bilbao Vizcaya America BV(2)	98,596,099	26.78%
Inversora Otar S.A.(3)	44,301,125	12.03%

(1)	Number of shares and percent of class owned directly and indirectly by BBVA.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.

On September 30, 1996 BBVA acquired all the capital stock of OTAR S.A., the majority shareholder of Sud America Inversiones, S.A. thereby acquiring indirectly 30.04% of our outstanding ordinary shares, the number of shares held by Sud America Inversiones S.A.

In a series of open market purchases, BBVA, beginning in 1997 and ending in November, 1998, had acquired an additional 10.55% of our capital stock. In December, 1997, BBVA exercised certain rights, including preemptive rights, and acquired an additional 7.65% of our capital stock, resulting in an aggregate ownership of approximately 48.2% of our capital stock. In March 1998 we completed the Crédito acquisition through a capital increase issuing new shares and exchanging Banco de Crédito shares for the new Banco Francés ordinary shares. Prior to that issuance, in 1998 BBVA exercised options it had on 28.25% of the common stock of Banco de Crédito. Upon consummation of the exchange of Banco Francés ordinary shares for Banco de Crédito shares, BBVA obtained an aggregate of 52.9% of our outstanding capital stock. At March 31, 1999, BBVA owned 61.09% of our outstanding common stock. Thereafter, BBVA acquired an additional 6.77% of our capital stock through a series of open-market purchases and in the subscription for the July 1999 stock capital increase. On January 23, 2001, BBVA announced its intention to formulate an exchange offer to acquire 100% of our capital. BBVA abandoned the exchange offer in July 2001 because of a decline in the MAE stock index of more than 35% since the announcement of the transaction.

On December 31, 2002, Banco Francés carried out a capital increase, in the domestic market, with the implicit support of BBVA, its majority shareholder, that participated in the process of debt capitalization. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares and BBVA increased its equity interest in the Bank from 68.2% to 79.53%. BBVA controls us directly and indirectly through Inversora Otar S.A., an investment company controlled indirectly by BBVA.

Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Law of Corporations. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Except as described above, we are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of Banco Francés.

As of December 31, 2002, according to our records and the records of the Depositary, 40 holders of ordinary shares and 45 registered holders of ADSs had an address in the United States, representing, in the aggregate, 8.2% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2002 and 2001. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2002					Fiscal Year ended December 31, 2001
Related Party	Largest Outstanding Amount(1)(3)	Interest Rate	Last Outstanding Amount(3)	Interest Rate	Nature	Largest Outstanding Amount(1)(3)	Interest Rate	Last Outstanding Amount (2)(3)	Interest Rate	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	31,169	—	21,550	—	Guarantees given and other loans	75,125	—	59,277	—	Guarantees given and other loans
BBVA Uruguay and subsidiary	164,785	—	5	—	Guarantees given and other loans	506	—	877	—	Guarantees given and other loans
Banco Francés Cayman LTD. and Subsidiary	1,412,688	—	1,239,156	—	—	—	—	—	—	—
Credilogros Cía. Financiera S.A.	118,534	24.00%	57,559	9.00%	Call money advances and other loans	116,181	21.94%	158,180	24.00%	Call money
Francés Valores Sociedad de Bolsa S.A.	5,808	—	5,808	—		2,944	44.40%	—	—	Advances
Consolidar AFJP S.A.	36,697	—	33,774	—	Guarantees given	783	82.50%	2,304	47.50%	Advances and Guarantees given
Consolidar Seguros de Vida S.A.	9,347	45.00%	9,344	45.00%	Advances	783	52.30%	17	45.00%	Advances
Consolidar Seguros de Retiro S.A.	13,377	45.00%	12,913	45.00%	Advances and credit card loans	498	45.00%	22	45.00%	Advances and Guarantees given
Consolidar ART S.A.	6,522	45.00%	4,626	0.01%	Advances	41	45.00%	4	85.80%	Advances and Guarantees given
PSA Finance	747	—	170	—	Other loans	9,833	15.00%	498	—	Advances and other loans
BBVA Seguros S.A.	22,464	—	4,272	—	Other loans	1,709	—	899	—	Other loans
Inversora Otar						4,432	22.00%	4,665	22.00%	Advances
Atuel Fideicomisos S.A.	2,083	—	389	—	Other loans	895	—	—	—	Other loans
Associated Entities
Cía. Euromedica de Salud S.A.	15,205	—	5,621	—	Guarantees given loans and advances	16,311	—	30,281	—	Guarantees given loans and advances
Renault Credit Int. Suc. Argentina	—	—	—	—		16,505	8.97%	—	—	Call money
Rombo Cia Financiera S.A.	22,210	13.75%	12,611	—	Call money and other loans	24,712	13.50%	29,552	13.38%	Call money and other loans
Key Management Personnel(4)	643	50.00%	325	35.00%	Advances, credit card loans and guarantees given	1,746	18.00%	1,106	50.00%	Advances, credit card loans and guarantees given

(1)	Largest amount during the period indicated.
(2)	As of March 31, 2002.

(3)	In thousands of pesos.
(4)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

Additionally, BBVA guarantees the recoverability of certificates of deposits in a trust. Banco Francés is the beneficiary of the amount of the certificates after deducting the allowances set up at the time of incorporation into Banco Francés’ stockholders’ equity plus interest at a 10.9% rate per annum to be applied to the remaining of principal of the certificate on a monthly basis. As of December 31, 2001, BBVA had reimbursed the balance of installments related from May 2000 to December 2001. After the expiration of the trust, the loans were transferred with the relevant allowances to Banco Francés’ portfolio.

Assistance received from BBVA:

To Banco Francés

Date:	Description	Original amount(1)	Outstanding Amount at December 31, 2002(1)
March, 1998	Corporate Bonds	130,000	—	Capitalized on December, 2002.
April, 2002	Loan	79,316	—	Capitalized on December, 2002.
April, 2002	Loan	80,000	81.127
July, 2002	REPO	102,100	103,681	Three months renewable
October, 2000	FRN	20,000	19,000	Refinanced on October, 2002
October, 2002	Loan	1,000	1,000
To Banco Francés Cayman Ltd.

Date:	Description	Original amount(1)	Outstanding Amount at December 31, 2002(1)
July, 2002	Loan	20,000	20,000

(1)	In thousands of US$.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are involved in collection proceedings initiated in the normal course of business and in the proceedings mentioned in notes 25 and 36 to the consolidated financial statements, none of which, if determined adversely to us, would have a material adverse effect on us or our operations.

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of May 31, 2003, we had repaid a total of approximately US$514.0 million and Ps.15.6 million in deposits in connection with lawsuits brought by depositors. The Supreme Court declared certain of the measures adopted by the Government to prevent withdrawals of deposits unconstitutional.

Dividends

We do not have a defined policy of dividend distributions. In addition, we are prevented from distributing dividends by virtue of Communication “A” 3574 of the Central Bank, which suspended the payment of dividends by financial institutions. For a description of the cash dividends that we have paid on our ordinary shares and ADSs for the years 2001 to 2002. See “Key Information—Cash Dividends”.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA. Since 1993, we have also been listed on the New York Stock Exchange and, since December, 1999, on the Madrid Stock Exchange. Before November 1993, there was no public market for our ordinary shares or ADSs outside of Argentina. The ordinary shares are currently traded on the Buenos Aires Stock Exchange under the symbol “FRAN” and the ADSs are currently traded on the New York Stock Exchange under the symbol “BFR”. We cannot assure you that a public market in the United States for the ADSs will continue.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share(1)
	High	Low
2003
First quarter	5.70	3.90
Month ended May 31, 2003	5.35	4.59
Month ended April 30, 2003	5.70	4.70
Month ended March 31, 2003	5.08	4.30
Month ended February 28, 2003	5.45	4.55
Month ended January 31, 2003	5.27	3.90
Fiscal year ended December 31, 2002	4.49	1.60
Month ended December 31, 2002	4.24	3.35
Fourth quarter	4.49	2.35
Third quarter	2.37	1.80
Second quarter	2.85	1.60
First quarter	4.40	1.80
Fiscal year ended December 31, 2001	10.45	2.34
Fourth quarter	3.25	2.34
Third quarter	8.50	2.65
Second quarter	9.40	8.25
First quarter	10.45	6.92
Fiscal year ended December 31, 2000	8.87	5.85
Fiscal year ended December 31, 1999	8.75	4.82
Irregular six-month fiscal year ended December 31, 1998	8.92	4.80
Fiscal year ended June 30, 1998	12.70	6.80

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: Buenos Aires Stock Exchange—Official Quotations Bulletin.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

US$ Per ADS
	High	Low
2003
First quarter	6 1/30	3 9/20
Month ended May 31, 2003	5 67/77	4 46/63
Month ended April 30, 2003	6 1/30	4 46/71
Month ended March 31, 2003	4 81/89	4 2/25
Month ended February 28, 2003	5	4 4/25
Month ended January 31, 2003	4 17/20	3 9/20
Fiscal year ended December 31, 2002	7 21/64	1 9/31
Month ended December 31, 2002	3 2/5	2 44/53
Fourth quarter	3 11/25	1 3/4
Third quarter	2	1 7/20
Second quarter	2 4/5	1 9/31
First quarter	7 21/64	2 5/32
Fiscal year ended December 31, 2001	31 31/64	6 5/32
Fourth quarter	9 3/4	6 1/7
Third quarter	25 3/5	8
Second quarter	28 4/9	24 1/5
First quarter	31 1/2	20 4/5
Fiscal year ended December 31, 2000	26 7/8	17 1/4
Fiscal year ended December 31, 1999	24 5/8	15 5/8
Irregular six-month fiscal year ended December 31, 1998	27	14
Fiscal year ended June 30, 1998	37 3/4	20

Trading on the BCBA

There are 12 exchanges in Argentina, of which seven have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, La Plata and La Rioja. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2002, the shares of 114 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2002, the 10 most actively traded stocks represented 73.33% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

The MERVAL is a corporation which oversees its members (all of whom are stockholders of the corporation) and transactions conducted on that market. The MERVAL, which is affiliated with the BCBA, is the largest stock market in Argentina. Only stockholders of the MERVAL are allowed to effect transactions either as principal or as agent in that stock market. In 1990, brokerage houses, including bank subsidiaries, were allowed to enter as full members of the market. Trading in the MERVAL is conducted through three different trading systems:

(a) the “Floor”,

(b) the “SINAC” and

(c) the “Continuous”.

The operations at the traditional auction system (“Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day. Also available is an electronic auction system called “SINAC” where each broker inputs both its buys and sells while the system matches the operations. Since July 1998, both auction systems (the “Floor” and “SINAC”) are considered to be a single market. Additionally, the Buenos Aires Stock Market’s trades are made through an electronic Continuous Market System (the “Continuous”) that operates from 11:00 A.M. to 5:00 P.M. each business day. The Continuous is a system that registers and makes public trades that were privately arranged by registered brokers and brokerage companies on behalf of their clients. Such trades are reported on the Mercado Abierto, an electronic reporting system similar to, but different from, the Continuous Market System. To control price volatility, the BCBA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the BCBA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day.

As of December 31, 2002, the market capitalization of the 114 companies listed on the BCBA was approximately US$102.975 million.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2002	2001	2000
Market capitalization (US$ billion)	103.3	192.5	165.8
Number of companies listed	114	119	125
Rate of return in dollars(1)	(51.80)%	(0.29)%	33.25%
Market/book ratio(2)	1,33	1.29	0.94

(1)	For the year ended December 31 for each of the years shown. Based on the Merval index.
(2)	Estimated.
Source: BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

Both the CNV and BCBA oversee the regulation of the Argentine capital markets. The CNV is responsible for authorizing public offerings of securities and supervising stockbrokers, including those which are subsidiaries of banking institutions. Generally, Argentine securities markets are regulated by Law No. 17,811, which created the CNV and which regulates securities exchanges, stockbrokers, market operations and the public offering of securities.

Under Law No. 17,811, public trading of securities on exchanges must be made with stock markets organized as stock corporations, which must be affiliated with a stock exchange.

Each stock market has the operating responsibility for all transactions performed by stockbrokers and has disciplinary power over them. Each stock market guarantees the proper settlement or clearance of transactions entered into by stockbrokers. The effect of such a guarantee is to provide brokers assurances that transactions will be consummated in a timely manner.

The CNV has passed a set of resolutions establishing a system of self-regulatory entities, under which each self-regulatory entity (which currently includes each exchange and the MAE) is responsible for developing and implementing regulations governing its respective securities market, subject to the approval and oversight of the CNV. Internal rules of each exchange for its affiliated stock market establish conditions for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported.

In recent years, changes to the legal framework have been introduced permitting the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options. On November 1991, brokerage fees were deregulated and transfer taxes and stamp taxes on publicly offered securities were eliminated.

In compliance with the provisions of Law No. 20,643, most debt and equity securities traded on the exchanges and on the MAE must, unless otherwise instructed by the stockholders, be deposited by the stockbrokers or over-the-counter dealers in the Caja de Valores, which is a corporation owned by the BCBA, the MERVAL and certain provincial exchanges. The Caja de Valores provides central depository facilities for securities and acts as a transfer and paying agent. In September 2000, the Caja de Valores started Argenclear S.A. (“Argenclear”), a clearing house owned by the most important private and public banks of Argentine, MERVAL and BCBA. Argenclear provides services to the brokers for the settlement of public bond trades registered in the MAE. It also handles settlement of securities transactions carried out by the BCBA and operates the computerized “Exchange Information System”.

On May 17, 2001, by means of General Resolution No. 368 the CNV approved a new restated text for a number of regulations in force in order to unify, harmonize and simplify the different requirements established by them. The new text incorporates the changes implemented by all general resolutions issued after General Resolution 290. On 28 May 2001, the Official Bulletin published the text of Decree 677/2001 which created a regulatory framework to ensure Public Offer Transparency.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV, regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the BCBA. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file with the CNV and the BCBA quarterly financial statements and audited annual financial statements, as well as various other periodic reports.

Although participation by foreign investors in BCBA has historically been low, it has increased since 1991 as a consequence of the economic reform programs implemented by the Government and the liberalization of restrictions to the access by foreign investors to securities in the Argentine securities market. Currently, an important amount of floating capital and public bonds is held by foreign investors.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our bylaws and Argentine law, the main bodies of regulation governing Banco Francés. This summary is qualified in its entirety by reference to the Law of Corporations the Financial Institution Law and our bylaws. Copies of our bylaws have been filed as exhibits to this annual report on Form 20-F.

Registry and Company’s Objects

Banco Francés is registered with the Public Registry of Commerce of the Republic of Argentina (Registro Público de Comercio) under company number 1,065, page 359 Book 5, Volume “A” of Local Corporate Bylaws. Section 3 of our bylaws provides that the object of Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. To this end, Banco Francés is authorized to perform the following activities:

a)	accept term and demand deposits;

b)	grant short-term bullet and other amortizable loans;

c)	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

d)	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

e)	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

f)	invest in Government securities;

g)	make temporary investments in liquid assets;

h)	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

i)	accept securities in custody and provide other services related to the banking business;

j)	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest; engage in brokerage activities in the over-the-counter securities market;

k)	perform foreign exchange transactions;

l)	comply with agencies related to its operations;

m)	receive deposits of participation in mortgage loans and in special accounts;

n)	issue mortgage obligations;

o)	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

p)	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

q)	issue private bonds, and

r)	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law.

Directors

Under Section 18 of our bylaws, the board of directors receives an annual commission established by the shareholders. This fee is subject to the restrictions of Section 261 of the Law of Corporations, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the company, or 5% of the income if no dividends were distributed to the shareholders.

Under Section 272 of the Law of Corporations, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of Banco Francés.

Directors need not hold shares in Banco Francés or any of our subsidiaries to qualify and be appointed as directors of Banco Francés.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata the paid-in capital. Furthermore, shareholders are entitle to participate in the distribution resulting from the liquidation of Banco Francés in proportion to the paid-in capital.

Shareholders are entitled to vote cumulatively one-third of the vacancies of the board of directors. The board may not be reelected in alternative intervals if it impairs or prevents the exercise by shareholders of their cumulative voting rights.

Our bylaws do not contain any provisions relating to sinking funds or potential liability of shareholders to additional paid in of Banco Francés.

According to Communication “A” 3574 of the Central Bank, all distribution of profits will remain suspended until the Central Bank determines otherwise.

Meetings of Shareholders Meeting

All general meetings other than annual general meetings are called regular or special meetings. Regular and special shareholders’ meetings are to be convened by the board of directors of the Bank or by the Supervisory Committee in such instances as set forth by law, or whenever they may deem it necessary, or upon requisition of shareholders representing at least 5% of our stock capital, as provided by Section 236 of the Law of Corporations.

Shareholders’ meetings are called by publication for five days, at least 20 and not more than 45 days before the date of the meeting, in the Official Gazette and in one of the most widely circulated newspapers in Argentina. The notice must include the nature, the date, time and place of the meeting, the agenda, and any special requirements in our bylaws for the shareholders to attend.

In case of adjournment of a regular shareholders meeting, the meeting on second call may be held on the same date, at least one hour after the time set for the meeting on first call, in compliance with Section 237 of the Law of Corporations. In case of adjournment of a special shareholders’ meeting, the meeting on second call must be held within the following thirty days, and the publication must appear for three days at least eight days before the date set for that meeting.

In order to attend and vote at any shareholders’ meeting, shareholders must deposit with us their shares or a share certificate or a statement of account representing book-entry shares, as the case may be, issued by us, a securities depository or any other authorized institution, to be recorded in the record book of attendance, at least three business days before the date of the meeting.

Holders of registered or book-entry shares, the record of which we keep, are only required to notify us to register their names in the record book of attendance, at least three business days before the date of the meeting. We must provide such shareholders with certificates authorizing them to attend the meeting.

Shareholders may be present at meetings by power-of-attorney or proxy. In the latter case, the principal’s signature shall be certified by a court, notary public or bank. Directors, statutory auditors, managers or any other of our employees may not act as agents for these purposes.

A quorum must be present at any regular shareholders’ meetings on first call upon the attendance of shareholders representing the majority of voting stock. On second call, there is a quorum with the attendance of any number of shares present. A quorum is present at any special shareholders’ meeting on first call upon the attendance of shareholders representing 60% of the voting stock. Shareholders representing 30% of our voting stock shall constitute a quorum at a special shareholders’ meeting on second call. In any case, resolutions require the absolute majority of the voting stock present.

Restrictions on Voting and Shareholding

There are no restrictions imposed by Argentine law or our bylaws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our ordinary shares or ADSs of the Bank.

Change of Control

There are no provisions in our articles of incorporation or bylaws that would have the effect of delaying, deferring or preventing a change of control of Banco Francés and that would operate only with respect to a merger, acquisition, corporate restructuring involving Banco Francés or any of its subsidiaries.

Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Change in the Capital

Our bylaws do not establish conditions for the changes in the capital of Banco Francés more stringent than those conditions imposed by the Law of Corporations.

Material Agreements

No material agreements have been entered into during the last two years.

Exchange Controls

On January 7, 2002, the Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The new law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the peso.

On devaluing the peso, the Government has implemented a dual exchange rate whereby export and certain import transactions would be governed by a fixed, “official” exchange rate of Ps.1.40 to US$1.00, while all other transactions would be governed by a free exchange rate to be set freely by the exchange market, with occasional intervention by the Central Bank. Following an extended bank holiday, the exchange market reopened on January 11, 2002, with transactions between Ps.1.60 and Ps.1.70 to US$1.00 (bid price) by market close on that date.

Since January 7, 2002, the Government has implemented a series of additional measures, whether by decree, regulations of the Central Bank or legislation passed by the Congress. See “Information on the Company Recent Political and Economic Developments in Argentina—The Current Crisis in Argentina and the measures implemented by the Government”.

The control over the exchange market and over the transfer of funds abroad implemented in December 2001 has remained in force until present, although certain variations have been incorporated. Particularly, the financial transfer of funds abroad require the prior approval by the Central Bank, unless such transfer corresponds to refinanced obligations pursuant to minimum standards set forth by the Central Bank (Communication “A” 3709, dated September 3, 2002).

Since January 2, 2003, there has been a reduction in the restrictions imposed by the Central Bank. Among the new exchange conditions set forth by the Central Bank, it is worth mentioning: (i) the non-financial private sector and companies are not required to obtain the prior approval of the Central Bank to transfer funds abroad for the purposes of paying financial debt principal and/or interest provided certain conditions are complied with, (ii) the prior authorization for the transfer of funds abroad in order to effect payment of interest on financial debt pending payment shall not be required provided such transfer is made up to 15 days prior to the expiration date and (iii) Argentine companies may freely transfer corporate income and dividends corresponding to audited financial statements of local companies with no need for the approval by the Central Bank.

On May 6, 2003, the Central Bank implemented new flexibility measures applicable to the exchange rules. The main changes consist of: (i) the extension from 30 to 90 business days of the term allowed for the liquidation of collection of exports of goods and services; (ii) the elimination of the duty to assign to the Central Bank a portion of the liquidation of funds from exports collection in shipments exceeding US$1,000,000; (iii) advanced payment of foreign debts as imports of goods regardless of the maturity agreed; (iv) derogation of the requirement for prior conformity for the cancellation of any financial debt principal service, except for the debt of financial institutions subject to such requirement when the institutions opted for the refinancing of their debts with the Central Bank pursuant to the rules provided by Decree No. 739/03; and (v) increase of the limit to access the exchange market for the creation of foreign assets by residents of Argentina, increasing the monthly limit per individual or legal entity from US$300,000 to US$500,000.

Although the Bank has already obtained Central Bank approval to transfer funds abroad to repay interest on notes, there can be no assurance that in the future the Central Bank will authorize payments of principal by us to our foreign creditors pursuant to the terms of our existing financial agreements while this restriction remains in force or in any additional period to which it could be extended.

Taxation

The following is a summary of certain Argentine and United States federal tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares by a United States holder. This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares.

Argentine Taxes

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the acquisition, ownership and disposition of ADSs or ordinary shares. Investors in and prospective purchasers of ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

Taxation of Dividends

Dividend payments made in respect of the ordinary shares, whether in the form of cash, stock or other types of consideration, have been traditionally exempt from Argentine withholding or other taxes. However, pursuant to Law No. 25,063, as enacted into law on December 30, 1998, dividend payments on the ordinary shares (and ADSs), whether in the form of cash, stock, or other types of consideration, are subject to Argentine withholding taxes at the rate of 35% to the extent the aggregate amount distributed exceeds the sum of: (i) our accumulated taxable earnings and (ii) certain tax-exempt income (such as dividend payments from other corporations). Although dividend payments for the periods discussed throughout this annual report have not been subject to such withholding taxes, future payments of dividends may be subject to withholding.

Law No. 25,063 has not been interpreted by any court or governmental agency, so we cannot assure you how such law may be defined or interpreted in the future by any such court or governmental agency.

Taxation of Capital Gains

To the extent the ADSs or Ordinary Shares are listed in a local or foreign stock exchange market, capital gains derived by nonresident individuals or foreign companies from the sale, exchange or other disposition of ADSs or ordinary shares are not currently subject to income tax.

In the event that capital gains should become subject to income tax in the future, such taxation would be the responsibility of the beneficial owners of ADSs and not the responsibility of “Euroclear” or “Cedel”, as the case may be.

Tax on Minimum Presumed Income

Authorized banks are subject to a minimum presumed income tax at a rate of 0.2% on computable assets. Income tax is considered an expense on account of this tax.

Value Added Tax (“VAT”)

Neither the sale, exchange or other disposition of ADSs or ordinary shares nor the payment of dividends thereunder is subject to value added tax. However, VAT has been extended to services rendered abroad and actually used in Argentina and is levied on interest paid to foreign beneficiaries. The general VAT percentage is 21%, which is reduced to 10.5% for loans granted by banking or financial institutions located in countries whose central banks adopted international supervision standards issued by the Basle Committee.

Transfer Taxes

The sale or transfer of ADSs or ordinary shares is not subject to transfer tax.

Personal Assets Tax

According to Law No. 23,966, as amended, and Decrees No. 127/1996 and 812/1996, all natural persons and undivided successions domiciled or located in Argentina or abroad (in the latter case, only with respect to assets located in Argentina, including common shares and ADSs) are subject to the personal property tax (the “Personal Property Tax”) on all assets maintained as at December 31 of each fiscal year at a rate of 0.5% or 0.75% depending on the total value of the assets subject to the tax. In the case of natural persons and undivided successions domiciled or located in Argentina, a deductible of Ps.102,300 is applicable. The Personal Property Tax is based on the value at the close of the fiscal year of all such assets, which, in the case of listed securities such as common shares or ADSs, is the market value of the securities at the said date. In terms of the amendment made by Law No. 25,585 as published in the Official Gazette of 15 May 2002, the tax corresponding to shares or participations in the capital of corporations regulated by the Corporation Law, whose holders are natural persons or undivided successions domiciled in the country or abroad, shall be paid by all corporations comprised in the LOC at an aliquot of 0.5%. The corporations affected by the tax will be entitled to recover the amount so paid, even by directly retaining and/or executing the assets on account of which the tax was payable. The amendment applies for those assets existing as at and including December 31, 2002.

The corporations, partnerships, associations of persons, trusts and other legal persons (“Legal Persons”) domiciled or located in Argentina are not subject to the Personal Property Tax.

All Legal Persons with domicile outside Argentina are subject to the tax. According to Law No. 25,585 as published in the Official Bulletin of 15 May 2002, it is de jure assumed—without admitting evidence to the contrary—that those shares and/or participations in the capital of corporations comprised in the LOC whose holders are corporations, any other kind of legal persons, companies, state entities, appropriation assets or exploitations domiciled, established or located abroad, indirectly belong to natural persons domiciled abroad or to undivided successions established there. The tax shall be determined and paid by those corporations comprised in the LOC at an aliquot of 0.5%. The corporations affected by the tax will be entitled to recover the amount so paid, even by directly retaining and/or executing the assets on account of which the tax was payable. The amendment applies for those assets existing as at and including December 31, 2002.

Other Taxes

There are no Argentine inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of ADSs or ordinary shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or ordinary shares. Such holdings are also not affected by the tax applied on bank-account debits and credits and other transactions.

Deposit and Withdrawal of ordinary shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of ordinary shares in exchange for ADSs.

Tax Treaties

There is currently no income tax treaty or convention in effect between Argentina and the United States.

U.S. Tax Considerations

The following summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, straddle or conversion transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	tax exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	holders that own 10% or more of our voting shares.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisors as to the United States, Argentine or other tax consequences of the purchase, ownership and disposition of ADSs or shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Argentine withholding tax, made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the Argentine pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any Argentine pesos received into U.S. dollars at that time. Any gains or losses resulting from the conversion of Argentine pesos into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source. Dividends generally will constitute foreign source “passive” or “financial services” income for U.S. foreign tax credit purposes.

Subject to certain generally applicable limitations, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any Argentine withholding taxes. A U.S. Holder may be required to recognize ordinary income or loss attributable to currency fluctuations upon its receipt of a refund in respect of any Argentine withholding tax to the extent that the U.S. dollar value of the refund differs from the U.S. dollar equivalent of the refund amount on the date the underlying dividend was received.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2002. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

In the event we are a PFIC, certain unintended tax consequences could apply to you.

Information Reporting and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or shares. A U.S. Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 450 Fifth Street, NW,, Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. The documents concerning Banco Francés which are referred to in this annual report may also be inspected at our offices at Reconquista 199, 1003 Buenos Aires, Republic of Argentina.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the uncertainty to which future earnings and financial position are exposed as a result of adverse changes in the financial markets in which we operate. This risk is a consequence of our lending, trading and investment businesses and mainly consists of interest rate risk, foreign exchange risk and equity price risk.

Trading Risk

On December 2001, the declaration of the impossibility to pay on almost all of Argentina’s sovereign debt announced by interim President Rodriguez Saá incited the absence of measurement VAR because there weren’t market conditions suitable to calculate it.

The VAR or a value at risk methodology was the main tool that the Bank usually used to make the estimation of potential losses that could arise from reasonably likely adverse changes in market conditions on our trading. VAR is an estimate, made with a given confidence interval, of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that takes into account many variables that may cause a change in the value of our portfolios, including interest rates, foreign exchange rates, securities prices and volatility and any correlations among the foregoing.

However, the market risk was measured by the DELTA. This is a measurement of sensibility that shows the changes in the portfolio’s value of fixed income, owing to an increasing in 100 basis points on the interest rates.

Management expects that as soon as market conditions permits, the Bank will go back to use the tool VAR.

The following graph shows the evolution of the DELTA during 2002.

The average DELTA was Pesos –512,000 and the risk maximum was Pesos –1,922,000.

As of December 31, 2002 the DELTA was Pesos –357,000. This index distributes as follows :

SOVEREIGN DEBT	-374,000
CORPORATE DEBT	-25,000
CALL MONEY	-1,000
REPOS	43,000

TOTAL DELTA Ps.	-357,000

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2002 and bears no relation to our current or future interest rate risk.

Interest rate sensitivity is the relationship between market interest rates and net portfolio value on the one hand and net interest income on the other, due to the repricing of assets and liabilities. Our interest rate sensitivity analysis measures the sensitivity of the net portfolio value and net interest income to parallel changes in interest rates and to changes in the yield curve.

For the purpose of calculating net present value, when the rate of interest is fixed, future cash flows of financial assets and liabilities are calculated on a contractual basis. When the interest rate is variable, cash flows are included that have a maturity during the repricing interval. Such amounts are added to the remaining balance of the asset or the liability at the end of the interval.

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2002.

In general, the usefulness of this calculation is limited to its assumption of a permanent increase or decrease in interest rates and that all of such rates change at the same rate. Accordingly, actual results could differ materially from those projected.

For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap. A positive gap denotes asset sensitivity and normally means that an increase in interest rates would have a negative effect on net portfolio value and a positive effect on interest income, while a decline in interest rates would have a positive effect on net portfolio value and a negative effect on net interest income.

Changes in interest rates affect our profitability as a result of timing differences on the repricing of the assets and liabilities. One measure of the effect of a change in interest rates is to measure the change in net portfolio value (defined as the net present value of interest-earning assets and interest-bearing liabilities) and the effect on net interest income from a given change in interest rates. In the table below, interest rates are assumed to change immediately, while the consistency and levels of interest-earning assets and interest-bearing liabilities, including the effects of derivative financial instruments, remain constant. The table measures the net portfolio value and net interest income under various interest rate scenarios and the percentage changes from amounts generated under a stable interest rate environment.

The following chart include adjusted assets and liabilities in the 0-3 months interval assuming 15% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2002
Change in Base Interest Rates (Basis points)	Net Portfolio Value	Percentage Change	Net Interest and Adjust Income	Percentage Change	Net Income of Adjustable Portfolio	Percentage Change
(in millions of pesos, except percentages)
100	2,047.2	-0.72%	645.4	4.52%	1,061.5	4.18%
50	2,054.5	-0.37%	631.5	2.27%	1,040.2	2.09%
0	2,062.1	0.00%	617.5	0.00%	1,018.9	0.00%
(50)	2,069.9	0.38%	603.5	-2.27%	997.6	-2.09%
(100)	2,078.0	0.77%	589.6	-4.52%	976.2	-4.18%

Based on our position at December 31, 2002, and assuming a hypothetical, immediate 50 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities as of January 1, 2003, net portfolio value would be reduced by Ps. 7.6 million and net interest income over 2003 would be increased by approximately Ps. 14.0 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps. 21.3 million.

Foreign Exchange Risk

As of December 31, 2002, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

For a description of the changes in the exchange rates since December 2002, see “Recent Political and Economic Developments in Argentina” and note 37.23 to the consolidated financial statements.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to ensure that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on and as of the date of such evaluation, these officers concluded that our disclosure controls and procedures were effective.

We also maintain a system of internal accounting controls that is designed to provide assurance that assets are safeguarded and that transactions are executed in accordance with management’s authorization and properly recorded. This system is continually reviewed and is augmented by the careful selection and training of qualified personnel and an internal audit program to monitor its effectiveness. There have been no significant changes to this system of internal controls or in other factors that could significantly affect those controls subsequent to the date of our evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b)	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

8.1	Subsidiaries of the Company

12.1	Letter from BBVA Banco Francés S.A. to the Securities and Exchange Commission regarding certain representations given by Arthur Andersen LLP with respect to its audit as of December 31, 2001

12.2	Certification of Chief Executive Officer and Chief Financial Officer

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Banco Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Marcelo Gustavo Canestri
Name: Marcelo Gustavo Canestri
Title: Chief Financial Officer

Date:  July 15, 2003

Certification

I, Jorge Carlos Bledel, certify that:

1. I have reviewed this annual report on Form 20-F of BBVA Banco Francés S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 15, 2003

/s/ Jorge Carlos Bledel
Title: Chief Executive Officer

Certification

I, Marcelo Gustavo Canestri, certify that:

1. I have reviewed this annual report on Form 20-F of BBVA Banco Francés S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 15, 2003

/s/ Marcelo Gustavo Canestri
Title: Chief Financial Officer

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

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

7.

The accompanying financial statements have been prepared assuming the Bank will continue as a going concern. The resolution of the economic crisis described in paragraph 6 above and note 1.2 to the accompanying consolidated financial statements may impact the Bank’s ability to recover as of December 31, 2002, (i) its government bonds and credit assistance granted to the government sector (note 1.2.3 to the financial statements), amounting to thousand of pesos 10,318,576 and representing 64% of the Bank’s total assets as of December 31, 2002, and (ii) the assets mentioned in notes 1.2.6 and 1.2.7 to the financial statements;. Furthermore, as of the date of issuance of this report, a decision by the BCRA is still pending regarding: (i) the determination of the final amount of the compensation generated in the devaluation and conversion into pesos in accordance with the Decree N° 905/2002 and as supplemented (note 1.2.2 to the financial statements), and (ii) the required facilities related to the minimum cash requirements (note 1.2.10 to the financial statements). Such pending approval, and the final outcome of the remaining uncertainties referred to above, could continue to affect the financial position and equity of the Bank and its subsidiaries. Management’s plans concerning these matters are also described in note 1.2.1. The consolidated financial statements as of December 31, 2002 do not include any adjustments that might result from the outcome of these uncertainties.

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

DELOITTE & Co. S.R.L.

CARLOS A. HAEHNEL

Partner

The Report of Pistrelli, Diaz y Asociados, a former member of Andersen Worldwide SC,

below is a copy of their previously issued report contained in BBVA Banco Frances

S.A.’s Annual Report on Form 20-F for the year ended December 31, 2001. Pistrelli,

Diaz y Asociados, a former member firm of Andersen Worldwide SC, has ceased operations and has not reissued its report in connection with this Form 20-F

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of

BBVA BANCO FRANCES S.A.

Reconquista 199

Buenos Aires

1.	We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCES S.A. (a bank organized under Argentine Legislation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the United States of America generally accepted auditing standards and with the “Minimum standards for independent audits” of the Central Bank of the Argentine Republic (BCRA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Bank’s management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

As mentioned in note 4.4. to the accompanying consolidated financial statements, such consolidated financial statements have been prepared in accordance with accounting rules prescribed by the BCRA applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than Argentine generally accepted accounting principles applicable to business enterprises in general. Accounting rules prescribed by the BCRA applicable to consolidated financial statements do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated stockholders’ equity as of December 31, 2001, 2000 and 1999 and to consolidated net income for the fiscal years then ended, to accounting principles generally accepted in the United States are set forth in Note 39 to the accompanying consolidated financial statements.

4.	As mentioned in note 4.4. to the accompanying consolidated financial statements, some of the required disclosures of the BCRA have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants.

5.	As explained in detail in note 1 to the accompanying consolidated financial statements, during the last few months profound changes were introduced into the Argentine economic framework and the Convertibility Law, which pegged the Argentine peso at par with the US dollar and had been in effect since 1991, was amended; such changes included the devaluation of the Argentine peso in relation to the US dollar and the mandatory conversion of assets and liabilities denominated in foreign currency into pesos—the effects of which are to recognized in the following fiscal year, in accordance with the rules prescribed by the BCRA—as well as severe restrictions on withdrawal of funds from the financial system and on fund transfers abroad. The future development of the economic crisis may require further measures from the Argentine Federal Government and the BCRA. The accompanying consolidated financial statements should be read taking into account the issues mentioned above. As mentioned in note 14 to the accompanying consolidated financial statements, the Bank and its subsidiaries hold securities issued by the Argentine federal government and governments of Argentine provinces and carry receivables from credit assistance to customers in the non-financial governmental sector and the non-financial private sector. In view of the situation described above, it is not possible to determine the future effects that the prolongation of the economic crisis that Argentina is undergoing could have on the recoverability of the accounting value of such holding and financing.

6.	In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BBVA BANCO FRANCES S.A. and subsidiaries as of December 31, 2001 and 2000 and the results of operations and cash flows, for the fiscal years ended December 31, 2001, 2000 and 1999, in conformity with the rules prescribed by the Central Bank of the Argentine Republic applicable to consolidated financial statements, applied on a consistent basis after restatement for giving retroactive effect to the change, with which we concur, in accounting for income tax explained in note 5 to the accompanying consolidated financial statements.

7.	The consolidated financial statements as of December 31, 2001 have been prepared assuming that the Bank will continue as a going concern. As mentioned in note 1 to the accompanying consolidated financial statements, the measures adopted by the Argentine Federal Government significantly affected the liquidity, solvency and profitability of the financial system as a whole, which made it necessary for the Argentine government and the BCRA to adopt further regulations to moderate the above mentioned effects and foster the restructuring of the financial system; such additional regulations are currently being issued and implemented, and it is uncertain whether the restructuring of the financial system as a whole and the Bank’s own plans and actions will allow it to continue its operations and meet the solvency and liquidity ratios required by the BCRA. This situation and the final outcome of the uncertainties related to the recoverability of the assets mentioned above in paragraph 5. could continue to affect the financial position and equity of the Bank and its subsidiaries and give rise to a substantial doubt about the Bank’s ability to continue as a going concern. The consolidated financial statements as of December 31, 2001 do not include any adjustment that might result from the outcome of these uncertainties.

Buenos Aires, April 30, 2002, except for note 1.3. which is as of June 12, 2002	PISTRELLI, DIAZ Y ASOCIADOS

ANDREA N. REY
Partner

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2001

Stated in thousands of Pesos

	December 31,
	2002	2001
ASSETS
CASH AND DUE FROM BANKS	1,042,910	1,885,168

Cash	236,485	599,176
Due from banks and correspondents	806,425	1,285,992

GOVERNMENT AND PRIVATE SECURITIES	2,223,388	1,495,552

Holdings in investment accounts	1,882,749	56,017
Holdings for trading or financial transactions	177,818	662,507
Unlisted Government Securities	150,727	702,861
Investments in listed private securities	53,999	74,167

Less: Allowances	41,905	—
LOANS	9,215,701	15,994,444

To government sector	7,430,362	8,552,021
To financial sector	12,631	60,248
To non financial private sector and residents abroad:	2,827,407	8,654,184

Overdraft	155,141	735,933
Discounted instruments	221,690	2,064,595
Real estate mortgage	503,711	1,651,288
Collateral Loans	10,221	66,323
Consumer	190,034	840,745
Credit cards	141,213	535,267
Other	1,500,364	2,636,279
Interest and listed-price differences accrued and pending collection	106,001	170,745
Less: unuses collections	819	578
Less: Interest documented together with main obligation	149	46,413

Less: Allowances	1,054,699	1,272,009
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	1,699,174	1,121,658

Central Bank of the Argentine Republic	298,141	139,842
Amounts receivable for spot and forward sales pending settlement	26,571	454,459
Instruments to be received for spot and forward purchases pending settlement	721,772	91,334
Unlisted corporate bonds	214,858	186,825
Other receivables not covered by debtor classification regulations	443,472	219,757
Other receivables covered by debtor classification regulations	12,374	38,728
Interest accrued and pending collection not covered by debtor classification regulations	99,756	17
Interest accrued and pending collection covered by debtor classification regulations	9,766	31
Less: Other unused collections	157	—

Less: Allowances	127,379	9,335

Carried forward	14,181,173	20,496,822

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2002 and 2001

Stated in thousands of Pesos

	December 31,
	2002	2001
Brought forward	14,181,173	20,496,822

ASSETS SUBJECT TO FINANCIAL LEASING	21,799	56,693

Assets subject to financial leasing	22,391	57,457

Less: Allowances	592	764

INVESTMENTS IN OTHER COMPANIES	40,995	49,505

In financial institutions	12,908	19,124
Other	46,178	42,119

Less: Allowances	18,091	11,738

OTHER RECEIVABLES	1,058,044	511,986

Receivables from sale of property assets	140	347
Other	1,450,042	514,803
Other accrued interest receivable	1	2

Less: Allowances	392,139	3,166

PREMISES AND EQUIPMENT	492,553	544,857

OTHER ASSETS	113,618	154,021

INTANGIBLE ASSETS	216,048	372,960

Goodwill	48,285	110,973
Organization and development expenses	167,763	261,987

SUSPENSE ITEMS	526	8,567

OTHER SUBSIDIARIES’ ASSETS	21,941	11,188

TOTAL ASSETS	16,146,697	22,206,599

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2002 and 2001

Stated in thousands of Pesos

	December 31,
	2002	2001
LIABILITIES

DEPOSITS	6,870,571	15,029,047

Governmental sector	22,699	74,946
Financial sector	49,240	208,083
Non financial private sector and residents abroad:	6,798,632	14,746,018

Checking accounts	1,291,851	2,645,727
Savings deposits	542,989	4,719,535
Time deposits	2,774,166	6,676,165
Investments accounts	3,048	—
Other	1,565,314	641,834
Interest and listed—price differences accrued payable	621,264	62,757

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	5,136,388	2,605,618

Central Bank of the Argentine Republic—Other	2,164,839	19,266
Banks and International Institutions	1,734,952	664,864
Non—subordinated corporate bonds	479,228	545,525
Amounts payable for spot and forward purchases pending settlement	411,059	95,550
Instruments to be delivered for spot and forward sales pending settlement	27,664	435,927
Financing received from Argentine financial institutions	61,647	327,961
Other	218,791	500,065
Interest and listed—price differences accrued payable	38,208	16,460

OTHER LIABILITIES	155,843	453,946

Dividends payable	—	17
Fees payable	153	2,304
Other	155,690	451,625

ALLOWANCES	669,670	149,648

SUBORDINATED CORPORATE BONDS	85,001	371,489

SUSPENSE ITEMS	6,064	69,845

OTHER SUBSIDIARIES’ LIABILITIES	1,048,134	1,160,513

TOTAL LIABILITIES	13,971,671	19,840,106

MINORITY INTEREST IN SUBSIDIARIES	163,799	311,473

STOCKHOLDERS’ EQUITY	2,011,227	2,055,020

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,146,697	22,206,599

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2002 and 2001

Stated in thousands of Pesos

	December 31,
	2002	2001
DEBIT ACCOUNTS

Contingent	9,732,623	13,904,890

Guaranties received	5,786,474	11,742,405
Contra contingent debit accounts	3,946,149	2,162,485

Control	34,081,893	37,068,745

Receivables classified as irrecoverable	585,861	1,074,036
Other	33,469,860	35,827,702
Contra control debit accounts	26,172	167,007

For trustee activities	59,174	241,984

Funds in trust	59,174	241,984

TOTAL	43,873,690	51,215,619

CREDIT ACCOUNTS

Contingent	9,732,623	13,904,890

Credit lines granted (unused portion) covered by debtor classification regulations	149,777	410,774
Guaranties provided to the BCRA	2,805,504	19,024
Other guaranties given covered by debtor classification regulations	682,577	1,300,241
Other guaranties given not covered by debtor classification regulations	—	1,951
Other covered by debtor classification regulations	308,291	430,495
Contra contingent credit accounts	5,786,474	11,742,405

Control	34,081,893	37,068,745

Items to be credited	26,172	166,920
Other	—	87
Contra control credit accounts	34,055,721	36,901,738

For trustee activities	59,174	241,984

Contra credit accounts for trustee activities	59,174	241,984

TOTAL	43,873,690	51,215,619

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2002	2001	2000 (1)
FINANCIAL INCOME	5,622,621	2,996,879	2,627,714

Interest cash and due from banks	7,350	56,038	56,567
Interest on loans to the financial sector	5,243	38,433	62,070
Interest on overdraft	180,034	179,209	163,108
Interest on discounted instruments	63,604	256,626	210,437
Interest on real estate mortgage	90,266	215,923	172,790
Interest on collateral loans	3,579	8,888	13,348
Interest on credit card loans	61,565	102,797	125,955
Interest on other loans	357,245	1,090,484	1,032,976
Interest from other receivables from financial transactions	23,427	54,456	116,323
Income from guaranteed loans—Decree 1387/01	1,824,375	71,640	—
Net income from government and private securities	85,845	734,065	602,192
Net income from options	—	—	85
Indexation by benchmark stabilization coefficient (CER)	1,457,028	—	—
Other	1,463,060	188,320	71,863

FINANCIAL EXPENSE	4,578,507	1,398,915	1,188,397

Interest on checking accounts	241,860	35,815	3,511
Interest on savings deposits	6,465	40,129	64,176
Interest on time deposit	539,350	1,009,251	780,506
Interest on financing to the financial sector	6,239	7,079	4,436
Interest from other liabilities from financial transactions	154,546	132,783	138,629
Other interest	682,520	36,755	52,475
Net expense from government and private securities	2,074	—	—
Net expense on options	—	30	281
Indexation by CER	1,134,624	—	—
Other	1,810,829	137,073	144,383

GROSS INTERMEDIATION MARGIN—GAIN	1,044,114	1,597,964	1,439,317

ALLOWANCES FOR DOUBTFUL LOANS	650,576	1,117,734	294,594

SERVICE INCOME	544,729	1,164,174	1,145,371

Related to lending transactions	92,224	166,918	162,822
Related to liability transactions	155,145	265,559	258,513
Other commissions	229,650	559,492	575,804
Other	67,710	172,205	148,232

Carried forward	938,267	1,644,404	2,290,094

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5) and certain reclassifications due to the enforcement of new rules issued by the BCRA (see note 4.1).

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2002	2001	2000 (1)
Brought forward	938,267	1,644,404	2,290,094

SERVICE EXPENSES	57,604	125,689	109,666

Commissions	35,981	74,543	60,780
Other	21,623	51,146	48,886

MONETARY LOSS ON FINANCIAL INTERMEDIATION	(194,920)	—	—

OPERATING EXPENSES	862,797	1,382,911	1,396,945

Payroll expenses	393,288	774,161	776,216
Fees to Bank Directors and Statutory Auditors	762	3,474	3,675
Other professional fees	26,940	28,300	26,853
Advertising and publicity	20,170	50,461	59,207
Taxes	31,771	64,553	48,870
Other operating expenses	331,830	349,876	365,883
Other	58,036	112,086	116,241

MONETARY LOSS ON OPERATING EXPENSES	(26,783)	—	—

NET (LOSS)/GAIN FROM FINANCIAL TRANSACTIONS	(203,837)	135,804	783,483

NET GAIN / (LOSS) ON MINORITY INTEREST IN SUBSIDIARIES	58,655	(73,681)	(41,067)

OTHER INCOME	865,798	674,738	381,621

Income from long-term investments	183,009	63	8,157
Punitive interests	6,625	9,462	13,579
Loans recovered and reversals of allowances	42,210	86,562	99,122
Other	633,954	578,651	260,763
OTHER EXPENSE	1,550,848	663,332	574,246

Losses from long-term investments	—	9,222	—
Punitive interests and charges paid to Central Bank of the Argentine Republic	2,618	4	1,338
Charge for uncollectibility of other receivables and other allowances	1,307,767	104,695	42,424
Other	240,463	549,411	530,484

MONETARY LOSS ON OTHER OPERATIONS	(390,239)	—	—

NET (LOSS)/GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	(1,220,471)	73,529	549,791

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	21,590	42,732	185,919

NET (LOSS)/GAIN FOR THE FISCAL YEAR	(1,242,061)	30,797	363,872

NET (LOSS)/GAIN PER ORDINARY SHARE (2)	(4,30)	0,15	1,74

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5) and certain reclassifications due to the enforcement of new rules issued by the BCRA (see note 4.1).
(2)	See Note 31.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2002	2001	2000 (1)
Cash provided by (used in) operating activities

Financial income collected	1,934,742	2,148,872	1,984,063
Service charge income collected	570,102	1,158,382	1,147,204
Other sources of funds	458,912	667,652	367,976
Less:
Financial expenses paid	3,803,358	1,383,324	1,095,298
Operating expenses paid	652,862	1,222,283	1,235,926
Other expenses paid	211,803	648,724	615,075

Net cash (used in) / provided by operating activities	(1,704,267)	720,575	552,944

Less:

Cash (provided by) used in investing activities

Increase / (Decrease) in government and private securities	214,873	(2,466,669)	(94,773)
(Decrease) / Increase in loans	(8,277,961)	2,669,759	1,470,159
(Decrease) / Increase in other receivables from financial transactions	(1,052,026)	(2,921,412)	1,541,607
(Decrease) / Increase in investments in other companies	(169,853)	20,688	(412)
Increase in bank premises and equipment other fixed assets and intangible assets	49,169	167,555	127,472
Increase in other assets	615,246	205,532	196,443

Net cash (provided by) used in investing activities	(8,620,552)	(2,324,547)	3,240,496

Plus:

Cash (used in) provided by financing activities

(Decrease) / Increase in deposits	(8,716,708)	(2,406,083)	3,095,600
Increase / (Decrease) in other liabilities from financial transactions	2,430,077	183,048	(483,370)
(Decrease) / Increase in other liabilities	(704,858)	105,829	91,558
Dividends paid in cash	—	(160,103)	(91,487)
(Decrease) / Increase in minority interest in subsidiaries	(89,019)	(44,386)	124,194
Cash capital contributions	30,973	—	—

Net cash (used in) provided by financing activities	(7,049,535)	(2,321,695)	2,736,495

Monetary (loss) income generated on cash and due from bank	(709,008)	—	—

(Decreased) /Increase in cash and cash equivalents	(842,258)	723,427	48,943

Cash and cash equivalents at the beginning of the fiscal year	1,885,168	1,161,741	1,112,798
(Decreased) / Increase in cash and cash equivalents	(842,258)	723,427	48,943

Cash and cash equivalents at the end of the fiscal year	1,042,910	1,885,168	1,161,741

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5) and certain reclassifications due to the enforcement of new rules issued by the BCRA (see note 4.1)

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2001, as mentioned in note 1.2.3 the Bank and its subsidiaries swapped part of their holdings in Argentine public securities and secured loans from the federal public sector effective as of November 6, 2001, thus receiving in exchange therefore loans guaranteed. The face value of the securities and loans swapped amounted to USD 3,296,561 thousand.

At December 31, 2002, 2001 and 2000 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non cash assets or liabilities for other noncash assets or liabilities (see note 15).

At December 31, 2000, Government securities for 280,491, were transferred from trading accounts to Investment account. These transactions reflect only reclassifications between assets accounts. At December 31, 2002, the Bank received Government Securities for 1,751,417 in compensation according to the Federal Executive Decree 905/02. The bank booked that compensation in investment accounts. Additionally, the compensation pending to be received, amounting 328,331, was booked in “Other receivables from financial transactions” account.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2002, 2001 and 2000, tax-paid amounted to 176,471, 425,169 and 259,408, respectively. At such dates, interest-paid amounted to 2,035,700, 1,319,349 and 1,014,222, respectively.

The accompanying Notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN STOCKHOLDERS

EQUITY

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

		Non capitalized contributions		Retained earnings
Movements	Capital Stock (1)	Issuance premiums (1)	Adjustments to stockholders’ equity (1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total
Balances at December 31, 1999 (2)	209,631	340,086	751,774	308,712	1,789	—	315,585	1,927,577
Decisions of Stock holders’ Meeting of April 27, 2000:
—Legal reserve	—	—	—	38,163	—	—	(38,163)	—
—Cash dividends	—	—	—	—	—	—	(91,487)	(91,487)
Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	—	—	(1,632)	—	—	—	—	(1,612)
Premiums on capitalization of irrevocable contributions to Credilogros Cfa. Financiera S.A. (3)	—	3,129	3,698	—	—	—	—	6,827
Net income for the fiscal year	—	—	—	—	—	—	363,872 (2)	363,872

Balances at December 31, 2000 (2)	209,631	343,215	753,840	346,875	1,789	—	549,807	2,205,157

Decisions of Stock holders’ Meeting of April 5, 2001:
—Legal reserve	—	—	—	78,671	—	—	(78,671)	—
—Cash dividends	—	—	—	—	—	—	(160,103)	(160,103)
Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	—	—	(20,831)	—	—	—	—	(20,831)
Net income for the fiscal year	—	—	—	—	—	—	30,797	30,797

Balances at December 31, 2001	209,631	343,215	733,009	425,546	1,789	—	341,830	2,055,020

Decisions of Stock holders’ Meeting of April 5, 2001 and August 7, 2002:
—Cash dividends	—	—	—	—	—	—		—
—Capital increase for the subscription of shares	158,497	590,996	—	—	—	—		749,493
Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	—	—		—	—	—		—
Sale of interest in BBVA Uruguay S.A.	—	—	21,657	—	—	—		21,657
Unrealized valuation difference	—	—		—	—	427,118		427,118
Net income—(loss) for the fiscal year	—	—	—	—	—	—	(1,242,061)	(1,242,061)

Balances at December 31, 2002	368,128	934,211	754,666	425,546	1,789	427,118	(900,231)	2,011,227

(1)	See note 27.
(2)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see note 5).
(3)	Premium resulting from the share issuance described in note 6.

The accompanying notes 1 to 37 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 1—ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

The Argentine Republic finds itself immersed in a delicate economic context, which makes up a framework which has as main indicators a high level of external indebtedness, high interest rates, a significant decrease in the deposit level, a country risk which has reached levels out of the habitual averages and a recession which has lasted for more than four years. This situation has led to an important fall in the demand of products and services as well as a significant increase in the level of unemployment. The Federal Government’s capacity to fulfill its obligations and the possibility to access to credit lines has also been affected by these circumstances.

On November 30, 2001, owing to the severe loss of deposits from the financial system, the Government issued Decree No.1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt was declared.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1.	Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes as follows:

a) The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law within the financial system, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e) The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f) The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the Central Bank of the Argentine Republic (BCRA). In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

The obligations of any nature or origin to be generated after Law No. 25,561 has been enacted may not include, or become subject to any adjustment provision.

g) The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h) The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2.	Bankruptcy and insolvency law

As from the enactment of Law No. 25,563, dated January 30, 2002, which pronounces the credit and production emergency until December 10, 2003, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Finally, by Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

1.1.3	Exchange system

During the first quarter of the fiscal year and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of the fiscal year owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

–	By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

–	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•	The exchange rate will be freely agreed between supply and demand. As of December 31, 2002, the exchange rate was 3.363 Argentine pesos to each US dollar.

•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out.

•	In accordance with Communication “A” 3880, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus availabilities in that currency within the country or abroad and foreign currency term transactions is equivalent to 10% of the R.P.C. registered as of November 30, 2001, with a minimum equivalent adding to the sum of USD 1,000,000 for banking institutions.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

1.1.4.	Compensation to Financial Institution

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

BCRA Communication “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a) It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 and No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset.

b) The stockholders’ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c) The amount to be compensated is the positive difference between the adjusted stockholders’ equity determined on the basis of (b) above and the stockholders’ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

d) The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e) Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Banks denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

f) The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be 140 Argentine pesos to 100 dollars, face value.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communication “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, there are pending regulation issues, which can generate additional amendments to the amount determined by the financial institutions. The BCRA has also started to carry out inspections in the financial institutions so as to make the compensation figures valid.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

1.1.5.	Government Securities and Loans to the Government Sector—Guaranteed Loans—Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the Benchmark Stabilization Coefficient and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, the banks receive the securities originally submitted for the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the Trustee Fund for Provisional Development to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for Financial Institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the Fiduciary Fund for Provincial Development is established. As the date of issuance of these financial statements, the process of provincial debt swap has not been concluded yet.

1.1.6.	Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive has issued Decree No. 1570/01 establishing severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

Finally, as of December 2, 2002, by Resolution 668/02 of the Economy Ministry dated November 25, 2002, the restrictions to the amounts which can be withdrawn from amended demand accounts were eliminated, putting an end to the so-called “corralito financiero” (freeze on deposits withdrawals). It is important to make clear that the reprogramming deposit system is still in force. Its main characteristics are as follows:

- Peso-denominated deposits (term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

- Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002.

Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consist in the reception of “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2012”, “Federal Government Capitalized Bonds in US dollars at LIBOR plus 1%, maturing in 2012” and “Federal Government Bonds in Argentine pesos at a 3% rate, maturing in 2007”. That option matured in July 2002.

Swap II

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits shall be able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency may opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds will be subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bon coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by the CER from February 3, 2002, through the coupon maturity date.

Deposit holders may opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) may choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The BCRA under Communication “A” 3833 extended the term up to March 12, 2003 for the exercise of the above-mentioned swap options, which originally matured on December 12, 2002.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

a)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

b)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

c)	Pay them with their own resources without receiving the BCRA´s financial assistance.

1.1.7.	Legal actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate. The Supreme Court has not dictated about the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

constitutional sustenance of the “switch to pesos” established by the Federal Government.

On March 11, 2002, the ABAPRA and the ABA filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to attain an ordered and gradual solutions for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and that b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

1.1.8.	Information requirements and technical relations

The BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirements related to Minimum Capital Agreement and Integration, Liquidity Position and Fixed Asset Regulations and Other suspended.

1.2.	Particular situation

1.2.1.	The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communications by the BCRA, which led to frequent changes in the Bank’s positions.

The liquidity crisis became especially aggravated in the second quarter of the year, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank’s stockholders’ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The mentioned plan was mentioned intended to regularize and reorganize the aspects related to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA Madrid and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2.4 and 27.1). Such plan was updated in October, 2002. However, as the date of issuance of these financial statements, the BCRA has not given an opinion in this respect.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical regulations required, under this concept, by the BCRA.

1.2.2.	Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of 15%), in accordance with a previous compensation estimate. Such Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank keeps registered in its asset BODEN 2012 for an amount of 1,751,417 (under “Government Securities”) and BODEN 2012 to be received for an amount of 328,331 (under “Other receivables from financial transactions”), related to a nominal value of thousands of USD 606,539. As mentioned in note 1.1.4., as the date of issuance of these financial statements, there are pending regulation issues, which can cause additional amendments to the amounts established by the Bank. Such amounts are also pending validation on the side of the BCRA. As

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

for what has been explained, it is not possible to determine the effect of these issues on the compensation values registered by the Bank. The current financial statements do not include any adjustment that may derive from the resolution of these uncertainties.

As required by BCRA Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

- The gain resulting from the asymmetrical switch into pesos, which amounted to 1,208,740 (historical value 591,301), was allocated to “Financial Income—Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

- The amount of compensation received for the difference between Stockholders’ Equity as of December 31, 2001, and the Stockholders’ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 421,104 (historical value 205,999), was allocated to the Stockholders’ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3.	Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans, while its subsidiary, Banco Francés (Cayman) did it on July 12, 2002. On the other hand, Consolidar AFJP S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A. (except for loans for a face value of thousand of USD 34,034, which new conditions were accepted on May 21, 2002) did not accept the changes to the conditions of the Guaranteed Loans for a face value of thousand of USD 487,642. This means reverting to the original government securities, i.e. those that had been submitted for swapping.

In addition, the bank has presented before Banco de la Nación Argentina, in its capacity as trustee for the FFDP (Provincial Development Trust Fund), provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of USD 480,970 thousands, so as carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account Loans for the abovementioned value plus related accrued interest receivable as of December 31, 2002, switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted by the CER.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. This way, the Bank registered the interest accrual of these holdings and financing according to the new interest rate.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

As of December 31, 2002, and 2001 the Bank carried the following receivables from the public sector:

1. Government securities in portfolio and affected to liability repurchase agreements:

	12.31.02	12.31.01
	Consolidated Position	Consolidated Position
Argentine Federal Government 9% Bonds-2002	—	462,771
Argentine Republic External Bills	713,314	446,233
Tucumán Provincial Treasury Bonds	47,411	106,742
CCF (Tax credit certificate)	92,372	101,153
Argentine Federal Government Bonds-LIBOR 2012	1,751,417	—
Treasury Bills	72,090	28,461
LECOP Bonds Treasury Bills	9,875	5,124
Other	62,788	44,373

Total	2,749,267	1,194,857

2. Credit assistance to the government sector:

	12.31.02	12.31.01
	Consolidated position	Consolidated position
• Federal Government secured loans—Decree No. 1387/01 (net of discounts)	5,505,262	6,400,557
• Loans to the provincial public sector
—Buenos Aires	105,011	111,841
—Córdoba	329,212	350,244
—Entre Rios	100,876	107,436
—Chaco	187,784	199,996
—Formosa	99,460	105,930
—Santa Fe	127,353	134,834
—Misiones	68,983	73,469
—Other	110,788	159,858
• Loans to other public sector agencies	795,633	907,856

Total	7,430,362	8,552,021

Allowances	(198,825)	—

3. Compensation to be received from the Federal Government: as detailed in notes 1.1.4. and 1.2.2., the Bank and it subsidiary (Credilogros Cía. Financiera)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

booked as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations” in 337,772, which reflects the amount pending compensation, as established by Decree No. 905/02.

Taking into account that: a) the BCRA standards do not require the setting up of allowances for doubtful accounts for credit assistance granted to the public sector, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds which have not been swapped for guaranteed loans (from which 83,156 during the 2002 fiscal year were received in concept of interest services), c) the Federal Government Bonds in Dollars 2012 received and to be received in compensation for the devaluation effects are valued at their technical value, while their listed price is not representative of the value for which they could be sold out in the market; since the total volume has not been significant, it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4.	Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration.

As of December 31, 2002, and 2001 the Bank carried the following receivables from the private sector:

	12.31.02	12.31.01
	Consolidated position	Consolidated position
Commercial loans portfolio	2,905,413	6,813,964
Consumer loans portfolio	1,107,310	4,078,291
Debt securities	250,217	209,848
(Allowances loan portfolio)	(1,163,191)	(1,273,990)
(Allowances on debt securities)	(117,731)	(6,354)

Total	2,982,018	9,821,759

The Bank has carried out an analysis of its loan portfolio in the light of the new events and has booked as of December 31, 2002, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

1.2.5.	Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The Bank’s customers opted to swap their rescheduled deposits into bonds as follows:

Amount in thousands of pesos
Section 2 of Decree No. 905/2002	608,688
Section 3 of Decree No. 905/2002	5,709
Section 4 of Decree No. 905/2002	93,128
Section 5 of Decree No. 905/2002	36,752
Section 24 of Decree No. 905/2002	34,107

Total	778,384

% of total deposits	10.74%
% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:

- Argentine Federal Government 9% Bonds for a valuation (without the CER) of 298,295.

- Federal Government secured loans for an average booking amount of 285,234.

- The Bank has requested an advance from the BCRA for the difference (194,855).

Swap II

On December 12, 2002, the Bank received the following options from depositors:

Amount in thousands of pesos
Federal Government Bonds in US dollars maturing in 2013	277,636
Federal Government Bonds in US dollars maturing in 2006	185
Certificate of deposit T-bills in pesos	1,709

Total	279,530

% of deposits eligible for swap	15.73%

Additionally, the Bank reimbursed in cash 192,876 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, totaled pesos 10,000 plus CER.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

1.2.6.	Deferred Tax

As of December 31, 2002, the Bank registers under Other Receivables (in the Tax Advance account) a taxable deferred asset of 366,000 (on individual basis). Since this net deferred asset arises from temporary measure differences between the current BCRA accounting and fiscal standards, and taking into account that on a significant part of the assets which are generated there are uncertainties regarding the way to determine the recoverable value, accordingly, these uncertainties affect this asset recoverability.

1.2.7.	Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, or Buenos Aires City not Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known before the Ministry Economy and the BCRA expressing a reservation of legal rights. In addition, it has decided to activate the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations; and applying prudential criteria, it has set up the allowances, which considers necessary to cover the future recoverability of such asset. As of December 31, 2002, BF keeps activated under this concept 391,495 net of allowances under Other receivables. To date, the authorities have not pronounced on an eventual compensation to the financial system for these issues.

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has applied the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the 50% of the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of December 31, 2002, this asset amounts to 97,000. To date, the Government has not pronounced on an eventual compensation to the financial system for these issues.

In the opinion of the Bank’s management and legal advisors, it is highly probable that the Federal Government may compensate such exchange difference. To the date of issuance of these financial statements, it is not possible to anticipate the final resolution of this issue; therefore, the financial statements do not include any adjustment that may end up in the resolution of this contingency.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

1.2.8.	Particular matters regarding to subsidiaries

Banco Francés (Cayman) Limited

The Bank’s external auditor, in his report on the financial statements as of December 31, 2002, includes a disclaimer of opinion related to (i) certain limitations to the scope; (ii) uncertainties on the Bank’s capacity to continue as a going concern (note 7) and on the recoverability of the guaranteed loan portfolio of the Federal Government of the Argentine Republic.

1.2.9.	Advances requested from the BCRA and financing received from BBVA Madrid

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2002, amount to 1,821,150, and are recorded under “Other liabilities from financial transactions—Central Bank of the Argentine Republic Other”. In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

-	In April 2002, the Bank received assistance from BBVA Madrid in the amount of USD 159 million, from which USD 79,316 plus its accrued interests have been capitalized as of December 31, 2002 (note 27.1), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

-	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA Madrid for USD 55 million (note 2.4).

-	In July 2002, the Bank entered into repurchase agreements with BBVA Madrid for an amount of USD 102.9 million.

In addition, BF has agreed upon the refinancing of simple corporate bonds for the amount of USD 150 million maturing on October 31, 2002, through the issue of a new bond. Such refinancing included the interest payment and of a 5% of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond to 180 days and the rest in a year. In addition, the BF finds itself under a process of negotiation and implementation of the refinancing of the commercial lines abroad.

1.2.10.	Liquidity

During 2001, BCRA Communication “A” 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

Subsequently, the BCRA issued Communication “A” 3597 as supplemented, which established the System for Minimum Application of Resources from on-demand and term obligation in pesos. The requirement had been established in 18%, and in December 2002 was reduced to 12%.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The Bank has requested the BCRA a) the November 2001 to February 2002 position compensation with regard to the minimum liquidity requirements in pesos with foreign currency, and b) the minimum cash position compensation in pesos between March and September 2002; being the subject currently under consideration by the oversight agency.

By the BCRA Resolution 36/2003, the Bank was authorized to reduce the minimum cash requirement in pesos for and up to the amount of the excess of the compulsory resource application, originated in franchises granted by the BCRA in due time.

1.2.11.	Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the significant liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their deposits and banks are authorized to reimburse part of such deposits in cash.

On the basis of the situation described, the search for solutions to Argentina’s economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of Private Sector loans with bonds, the resolution of constitutional protection actions, compensation due to financial institutions for having returned—by court order pursuant to constitutional protection actions—deposits in dollars at the floating exchange rate, differentiated application of the benchmark stabilization coefficient and the salary variation coefficient to assets and liabilities, and the maturity of rescheduled deposits. As of the filing date of these financial statements, there are structural problems of the Argentine Economy that remain unsolved. These include the reconstitution of the Financial System, initiating negotiations with foreign creditors, negotiations with operators of privatized utilities, and the negotiations to refinance corporate loans of the private sector companies.

Since the third quarter of the year, the Bank’s situation has improved, BF has increased its deposits portfolio and the volume of transactions and, barring any situation beyond its control, the Board of the Bank expects to maintain the equilibrium level achieved. Thus, the BCRA and the Bank are continually assessing the measures and the evolution of the actions carried by the Bank according to the plan to strengthen the Bank’s stockholders´equity.

The board of the Bank is optimistic as to the development of future operations, especially if the Federal Government is eventually able to correct the profound imbalance caused by the execution of the precautionary measures ordered under actions for infringement of fundamental rights and freedoms and immediate measures, and if the Federal Government eventually compensates for the financial loss that the application of the salary variation coefficient instead of the benchmark stabilization coefficient causes to the economic and financial position of the Bank and system overall.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The impacts generated by these issues on the Bank’s equity and financial position as of December 31, 2002 were acknowledged in accordance with the best estimates made by the Bank’s Management in virtue of the existing regulations as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

The current financial statements have been prepared assuming that the Bank will go on as a going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of the public debt and the Bank’s own plans and actions to be implemented by the Bank and its subsidiaries will allow it to continue its operations and meet the solvency and liquidity indicators required by the BCRA and accordingly, these financial statements do not include adjustments related to the recoverability of the asset amounts recorded and the sufficiency of liabilities, as may be required if the situations described are not solved favorably.

1.3.	Subsequent events

After February 20, 2003, date of issuance of local financial statements of BBVA Banco Francés S.A. for the fiscal year ended December 31, 2002, which were filed with the BCRA and the National Securities Commission of Argentine, many favorable economic events has happened. These events may lessen many of the effects resulting from the crisis that have affected the financial system as a whole and, the Bank and its subsidiaries.

Changes on the regulatory framework

1.	Decree No. 739/2003 of the National Executive Branch dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised exchange option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment.

Amounts resulting from early repayment of CEDROS in exchange for deposits originally set up in pesos, and those originally set up in foreign currency up to a face value of $ 42,000, will be credited to sight accounts. Amounts resulting from early repayment of CEDROS for a face value of between $ 42,000 and $ 100,000 corresponding to deposits originally set up in foreign currency will be used to set up time deposits over 90 days counted as from the date of exercise of the option, and those exceeding the abovementioned face value will be used to set up time deposits over 120 days. Those time deposits will be adjusted by the CER and will accrue interest at an annual rate of 2%. The term for exercise of early repayment options expired on May 23, 2003.

2.	In addition, by means of the same Decree, the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24,144 and its modifications. This repayment should observe the following financial conditions:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

a) Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 21, 2001, with a face value that shall note be less than 125% of the loan principal. Institutions not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 and 739/2003, with the established order of preference.

This guarantee shall be maintained with no reduction until the completion of the voluntary exchange of the External Public Debt Securities indicated in Section 24 of Decree 1387/01 or December 31, 2004, whichever is first, except in the case of advanced settlement, when it will be returned proportionately, in the inverse order of precedence.

b) Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c) Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial institutions should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d) Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e) The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

By means of Communication “A” 3941 dated April 30, 2003, the BCRA has regulated the procedure whereby financial institutions can indicate their intention to participate in the system for the settlement of rediscounts and advances described above, granting a term of 30 bank working days for institutions to confirm their participation. As the date of the issuance of these consolidated financial statement, the Bank has adhered to the abovementioned cancellation procedure related to such assistance.

On May 22, 2003, the Executive Branch issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero—“URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions abovementioned, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial entity is subject to any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial entity will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

3.	Communication “A” 3916 dated April 3, 2003, the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) will be able to be amortized in 60 monthly installments as from April 2003.

Macroeconomic situation

As from the third quarter of 2002, and with greater intensity in the first quarter of 2003, economic variables have begun to evolve favorably for the financial sector in general and for the Bank in particular. The most significant events have included:

–	An increase in the primary Treasury surplus and the reaching of a short-term agreement with the International Monetary Fund. Fiscal targets for the first quarter of 2003 agreed with the international agency have been met.

–	Decline in the exchange rate, as a result of a considerable trade surplus.

–	Increase in gross domestic product of 2% in the first quarter of 2003, compared to the previous quarter.

–	Wholesale and retail inflation rates have continued to slow, within a calmer financial context. Recent estimates indicate that retail inflation for 2003 will be lower than forecast (22%).

–	There has been growth in deposits in the financial system.

Impact on particular situation

–	The procedure established by the BCRA for the repayment of existing advances granted by the BCRA will allow the matching between these liabilities and the Federal Government guaranteed loans assigned to secure them. This situation would reduce the existing uncertainties on the recoverability of the book values of these assets. As of December 31, 2002, the advances from the BCRA amounts to 1,821,150.

–	At December 31, the differences between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations, amounts 782,990. As of December 31, 2002, BF keeps activated under this concept 391,495 net of allowances under Other receivables.

–	In connection with the credit assistance to commercial sector debtors: there are two factors which reduce the doubtful accounts of its loan portfolio: a) the improvement in the economic and financial situation of some of these debtors, and b) the decrease of the exchange rate causes the reduction of the debt balances switched into pesos, for credit assistance granted in foreign currency.

–	Furthermore, at the date of approval of these consolidated financial statements, the bank has completed the early release of Cedros for 608,176,

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

having paid 318,023 in cash, set up 110,920 in 90-day term deposits and 178,233 in 120-day deposits.

All these events may foresee the future evolution of the operations of the bank.

On June 19, 2003, the entity received a letter from the Central Bank stating that activation of items coming from the application of the deferred tax method was not admitted.

In the opinion of the Bank’s Board and its legal advisors, the rules of the BCRA do not object to the application of the deferred tax method generated by the acknowledgment of temporary differences between the accounting and tax result. Consequently, the entity acknowledged under such regulation a tax deferred asset that as at December 31, 2002 and 2001 amounts to 366,000 and 144,019, respectively (as per BBVA Banco Francés deferred tax individually).

NOTE	2—CORPORATE SITUATION

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) is a private commercial bank organized under the laws of the Republic of Argentina (“Argentina”) which provides general banking services to corporate and retail customers including the acceptance of deposits and granting of loans in Argentine Pesos (“Pesos” or “Ps.”), United States Dollars (“Dollars” or “USD”) and Argentine government securities.

BF has its main place of business in Buenos Aires and operates, as of December 31, 2002, a 241-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank with 79.52% corporate stock as of December 31, 2002.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Change of corporate name

On October 4, 2000, the Public Registry of Commerce authorized the change in the name of the company from “Banco Francés S.A.” to “BBVA Banco Francés S.A.” (BF).

Furthermore, on October 25, 2000, through Communication “B” 6764, the BCRA authorized the abovementioned name change.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

2.3.	Banco Bilbao Vizcaya Argentaria exchange offer

On January 23, 2001, BBVA communicated its intention to make a tender offer, both in Argentina and the United States of América, to acquire the remaining BF common shares. As a result of the offer, BBVA may acquire direct and indirect control of 100% of the Bank’s shares.

On April 20, 2001, BBVA filed with the CNV the application for the authorization to make an exchange offer for the shares issued by BF in Argentina. The offer application mentioned above proposes exchanging up to 66,569,759 shares issued by BF. BF’s shares would be exchanged for shares to be issued by BBVA of Euro 0,49 face value each. The exchange rate would be two new BBVA shares for every three BF shares of $1 face value each. On July 6, 2001, the CNV authorized the exchange offer.

However, on July 11, 2001, BBVA notified its decision to withdraw the exchange offer on the basis of the provisions included in the public offer prospectus approved by the competent stock exchange authorities and BBVA´s governing bodies. The prospectus established, among other conditions, that the Merval index should not suffer a decrease in excess of 35% as from the date on which the intention to launch the offer was made public. As of the close of business of July 11, 2001, such index had decreased by 37.09%. Therefore, to preserve the rights of BBVA stockholders, this entity decided to withdraw the offer on the basis of such provisions.

2.4.	Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank’s Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out, without giving rise to any significant result.

NOTE	3—BASIS OF PRESENTATION

In accordance with the procedures set forth in BCRA´ s regulations which are consistent with Technical Resolutions N°4 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas—FACPCE (Argentine Federation of Professional Councils in Economic Sciences), BF has consolidated -line by line—its balance sheet as of December 31, 2002 and the statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Pension Fund Manager), Consolidar Cía. de Seguros de Vida S.A. (Life Insurance Company) and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. (Retirement Insurance Company) and its subsidiary, Francés Valores Sociedad de Bolsa S.A. (Stock Broking Company), Atuel Fideicomisos S.A. (Trust Company) and Credilogros Cía. Financiera S.A. (Financial Institution) and its subsidiary. The income (six-month period), of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

As of December 31, 2001, BF has consolidated—line by line—its balance sheet and the statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and Credilogros Cía. Financiera S.A. The income (six-month period), of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

As of December 31, 2000, BF has consolidated—line by line—its statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and Credilogros Cía. Financiera S.A. The income (six-month period) of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted to make the twelve-month fiscal year of the companies being consolidated consistent.

Interests in subsidiaries are listed in note 16.

NOTE	4—SIGNIFICANT ACCOUNTING POLICIES

4.1.	Comparative information

a)	As required by BCRA regulations which are consistent with FACPCE Technical Resolution Nº8, the consolidated financial statements for the fiscal year ended December 31, 2002, are presented comparatively with the consolidated financial statements for the fiscal years ended December 31, 2001 and December 31, 2000. The financial statements for the fiscal year ended December 31, 2001 and December 31,2000, were restated in the December 31, 2002 currency by applying the adjustment rate derived from the Internal Price Index published by INDEC (Federal Institute of Statistics and Census).

b)	Through Communication “A” 3345, as supplemented, the BCRA introduced some changes to the rules related to the presentation and disclosure of financial institutions financial statements effective as from December 31, 2001. Therefore, the consolidated financial statements for the fiscal year ended December 31, 2000, were reclassified, due to the application of such rules, only for comparison purposes.

c)

During the fiscal year ended December 31, 2001, the Bank booked an adjustment to prior year’s income (loss) in the total amount of 154,386 (loss) corresponding 29,487 to the year ended December 31, 2000, and 124,899 to the prior years. Accordingly, the consolidated financial statements for the fiscal year

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

ended December 31, 2000, have been amended in order to reflect such adjustment (see note 5).

4.2.	Restatement of the Head Office’s, local branches’ and local subsidiaries’ financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

The Bank presents its financial statements in constant currency, following the restatement method established by FACPCE Technical Resolution No. 6, which is consistent with BCRA standards, using adjustment rate derived from the internal Wholesale Price Index published by the INDEC.

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

4.3.	Restatement of the foreign subsidiary financial statements in equivalent purchasing power

The financial statements of the foreign subsidiary have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in notes 4.2. and 4.4. The latter financial statements do not require any adjustment for inflation since they are stated in US dollars.

The financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, originally stated in US dollars, were converted into Argentine pesos based on the method described in Note 4.4.1.

4.4.	Valuation methods

The accounting policies and financial statement presentation conform to the rules prescribed by the BCRA applicable to consolidated financial statements. These rules differ in certain respects from accepted accounting principle effective in Buenos Aires City.

Certain of the required disclosures of the BCRA have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures have been included in the accompanying financial statements to comply with the United States Securities and Exchange Commission’s (SEC) regulations for foreign registrants. The following is a summary of the main valuation methods used in the preparation of the consolidated financial statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

4.4.1.	Assets and liabilities in foreign currency

Foreign currency assets and liabilities:

As of December 31, 2002, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of such year. The exchange differences were charged to income (loss) for the year.

As of December 31, 2001, in accordance with BCRA Communication “A” 3439 and CNV General Resolution No. 392, the assets and liabilities in foreign currency were converted at the Banco Nación selling exchange rate effective for each currency as of the last day on which foreign exchange transactions were carried out in Argentina. Exchange differences were credited/charged to income for the year.

4.4.2.	Government and private securities

Holdings in investment accounts

Government securities:

•	Holdings in investment accounts:

-	Federal Government Compensation: BCRA Communication “A” 3785 determined that the Federal Government Bonds received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at nominal residual value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 4.4.1.

-	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communications “A” 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communication “A” 3785 of the BCRA.

The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income of each year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2002 and 2001. Differences in listed prices were credited/charged to income for the fiscal years then ended.

•	Unlisted Government Securities: they were valued at residual nominal value plus income accrued as of December 31, 2002 and 2001.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2002 and 2001. Differences in listed prices were credited/charged to income for the fiscal years then ended.

4.4.3.	Guaranteed loans—Decree No. 1387/2001

As mentioned in Note 1, as of December 31, 2002, guaranteed loans are stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through year-end, translated into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted to the CER (Benchmark Stabilization Coefficient).

As set forth Communication “A” 3366 and “A” 3385 of the BCRA, the initial value of guaranteed loans matched the previous book value of federal government bonds and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account. The balance of that account will be charged to income on a monthly basis in proportion to the term of each of the guaranteed loans.

4.4.4.	Loan and deposits in government securities

They were valued at current listed price for each security as of December 31, 2002 and 2001, plus related accrued interest. Differences in listed prices were credited/charged to income for the fiscal years then ended.

4.4.5.	CER Accrual

As mentioned in Note 1, as of December 31, 2002, receivables and payables have been adjusted to the CER as follows:

–	Guaranteed loans: they have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of these loans.

–

Other loans and receivables from sale of assets: they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

–	Deposits and other assets and liabilities: The CER prevailing on December 31, 2002 was applied.

4.4.6.	Allowance for loan losses

For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the guarantee/security supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA (see note 1.2.4).

In cases where loans with specifically allocated allowances are settled and the specific allowance that had been established in previous years is greater than what is needed, the excess is reversed against the reversals of allowances account and recorded in current year profit.

Recoveries on charged off loans are recorded directly to income.

4.4.7.	Interest income recognition

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

The Bank suspends the accrual of interest generally when the related loan is non performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

4.4.8.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not received as of December 31, 2002 and 2001.

4.4.9.	Instruments to be received and delivered for spot and forward transactions

The Bank enters into forward contracts to buy or sell foreign currencies, listed Government and other securities at future dates. Both a receivable and a payable are recognized at the time of the agreement, which reflect the amounts of cash, currency or listed securities to be exchanged at the closing date. The

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

difference between the receivable and payable at the original transaction date (premiums) is deferred and amortized over the contracts life.

The Bank purchases and sells foreign currencies, listed Government and other securities on behalf of its customers which settle another day. An asset or liability is reflected for the amount due from or to the customer and a corresponding asset or liability is reflected for the currency or listed securities to be exchanged.

The Bank’s receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market price of such currencies or securities. The amount of such market price differences is recorded in income for the fiscal year.

Forward sales and purchases of securities associated with repurchase agreement were valued as follows:

Holdings in investment accounts (government securities): they were valued based on the criterion described in note 4.4.2.

Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 4.4.2.

Forward sales and purchases of foreign currency were valued, as of December 31, 2002, at the bench-mark exchange rate for each currency determined on the last business day of the year. As of December 31, 2001, at the Banco Nación’s selling exchange rate for each currency as of the last date on which exchange transactions were carried out in Argentina, as mentioned in note 4.4.1.

4.4.10.	Amounts receivable and payable from spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2002 and 2001.

4.4.11.	Other receivables from financial transactions: Compensation to be received from the Federal Government

As of December 31, 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, switched into pesos according to the provisions of note 4.4.1.

4.4.12.	Assets subject to financial leasing

As of December 31, 2002 and 2001, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

4.4.13.	Investments in other companies

They have been valued according to the following methods:

–	VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Seguros S.A. and Interbanking S.A.: as of December 31, 2002 and 2001 were valued by the equity method.

–	Other: as of December 31, 2002 and 2001 were valued at acquisition cost, without exceeding their recoverable value.

4.4.14.	Premises and equipment and other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 4.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

4.4.15.	Intangible assets

They have been valued at acquisition cost restated as explained in note 4.2., less related accumulated amortization.

Amortization of goodwill, expenses in the purchase of branches and organization and development expenses are calculated using the straight-line method over the length of their estimated recovery period (120 month-period for goodwill).

The intangible assets of the subsidiary Consolidar Administradora de Jubilaciones y Pensiones S.A. were amortized in accordance with standards of the A.F.J.P.´s Superintendency.

4.4.16.	Employee termination pay

The Entity expenses employee termination pay disbursed.

4.4.17.	Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of December 31, 2002 and 2001, the Bank has estimated the existence of a net operating loss in the income tax and has estimated a charge for tax on minimum presumed income for the amount of 26,006 and 37,918, respectively, which was activated under the “Other receivables” account. In addition, as a consequence of the application of the deferred tax method as of December 31, 2002 and 2001, the Bank has registered under the “Other receivables” account a net deferred asset of 402,357 and 181,116 respectively (on consolidated basis), with a charge to the Other Income account (see note 5).

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal this ruling with the Court of Appeals, where it is being treated at present. Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

In addition, on June 23, 2000, the Bank adhered to the system provided by Decree No. 93/00, relating to the taxes including therein.

4.4.18.	Allowance for other contingencies

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

4.4.19.	Stockholders’ equity accounts

They are restated as explained in note 4.2., except for the “Capital Stock” and “Non capitalized contributions’ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders’ Equity—Adjustment to Capital Stock” account.

Additionally, through Communication “A” 3800 dated November 12, 2002, the BCRA granted financial institutions an option to absorb in advance the losses posed during the current year, equal to the amounts booked in Unappropiated earnings and Unrealized valuation difference, with the prior Board of Directors’ approval and adding the decision to be made by the Stockholders’ Meting, when appropiate. When there are accumulated losses, they should be absorbed firstly. This absorption should be disclosed following the net income (loss) for the period in the Statement of Income and the balance at period-end in the Statement of Changes in Stockholders’ Equity.

As of the issuance date of these financial statements, the Bank has not made use of that option.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

4.4.20.	Statement of income accounts

–	Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis.

–	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 4.2.

–	Income from investments in at affiliates was computed based on such companies’ income adjusted as explained in note 4.2.

–	The effect derived from inflation for maintaining monetary assets and liabilities has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

4.4.21.	Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”.

4.4.22.	Significant Estimates

The preparation of financial statements in conformity with BCRA rules requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the periods. Significant estimates have been made by management in several areas, including the allowances for loan losses (see Note 4.4.6.), allowances for other contingencies (see Note 4.4.18.), allowances for legal actions (see Note 1.2.7.) and the future obligations associated with the Bank’s litigation (see Note 36). Actual results could differ materially from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

4.5.	Differences between BCRA rules and generally accepted accounting principle effective in Buenos Aires City

The main differences between the rules prescribed by the BCRA and the professional accounting standards effective in Buenos Aires City are detailed below.

1.

During the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/01 provisions, the Bank and its subsidiaries swapped, on November 6, 2001, Federal State securities and other assets with contra to guaranteed loans. As of December 31, 2002 and 2001, such loans were booked in the consolidated financial statements under the “Loans” account

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

net of the related allowance in the amount of 5,505,262 and 5,636,822, respectively.

Under GAAP in Buenos Aires City, as of December 31, 2002 and 2001, the valuations of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the Securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through fiscal year end, which have been amounted to 3,894,889 and 3,989,874, respectively.

2.	As disclosed in note 1.2.2), as of December 31, 2002, the Bank allocated to stockholders´ equity the amount of 427,118 from the “Unrealized valuation difference” account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/02 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001.

Under GAAP in Buenos Aires City, as of December 31, 2002, such amount should have been charged to income for the year.

3.	As of December 31, 2002, the Bank and its subsidiaries booked as “Government and Private Securities” and as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations” the bonds received and to be received, respectively, for the compensation established under sections 28 and 29 of Decree No. 905/2002 of the Federal Executive.

Under GAAP in Argentina, the assets mentioned in the paragraph above should be valued at its current value. At the approval date of the Bank’s financial statements, the market values are limited to the listed prices of the BODEN 2012 and BODEN 2007, which have been traded since September 25, 2002 and October 29, 2002, respectively, in the Stock Market and in the over-the counter market, with prices between 40% and 48% of its US dollar face value and prices around 65% of its peso face value, respectively. Notwithstanding, at the approval date of the Bank’s financial statements, the traded volume of BODEN has not been significant. Therefore, the market values may not be representative of the effective value at which the mentioned bonds will be traded.

Consequently, if the accounting standards effective in Buenos Aires City mentioned in the paragraphs 1) and 2) above had been applied, the stockholders’ equity as of December 31, 2002, and 2001, would have decreased by 1,610,373 and 1,661,444, respectively. On the other hand, the loss for the year ended December 31, 2002, would have decreased by 478,189, meanwhile the income for the year ended December 31, 2001 would have decreased by 1,629,985.

In all other respects, BCRA rules are consistent with generally accepted accounting principles in Buenos Aires City.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE	5—ADJUSTMENT TO PRIOR-YEAR INCOME

Up to the end of the fiscal year 2000, the Bank used to determine the income tax charge by applying the 35% effective tax rate on estimated taxable income for each year, notwithstanding the effect of temporary differences between taxable and accounting income. As from last year, the criterion described in note 4.4.17 was adopted. The new accounting method adopted by the Bank to determine the income tax charge is an alternative method accepted by the BCRA rules. Consequently, as of December 31, 2001, the Bank and its subsidiaries booked an adjustment to prior-year income (loss) in the total amount of 154,386 (loss) corresponding 29,487 to the year ended December 31, 2000, and 124,899 to the prior years.

NOTE	6—CREDILOGROS COMPAÑÍA FINANCIERA S.A.

On May 20, 1999, the BCRA approved the creation of the company Credilogros Compañía Financiera S.A. (CL), which was registered with the “Inspección General de Justicia” (the governmental regulatory agency of corporations) on June 24, 1999. On August 10, 1999, at the Company request, the BCRA authorized its starting up in business as a finance company as from August 2, 1999, by Communication “B” 6568.

On October 13, 2000, the Extraordinary Stockholders’ Meeting of CL ratified the capital stock increase approved by the Stockholders’ Meeting held on May 3, 2000, and the contribution of shares of stock by Finanzia Banco de Crédito S.A (FBC) amounting to 17,100, which gave rise to an issuance premium of 4,500. This increase was authorized by the BCRA by Resolution No. 253 dated September 27, 2000.

In addition, the abovementioned stockholders’ meeting approved that the shares issued to FBC under this transaction shall be entitled to stock in the profits of CL generated as from October, 2000.

As of December 31, 2002, the capital stock of CL amounts to 57,100, and its stockholding structure is as follows:

BF:	69.5271%
FBC:	29.9475%
Inversora Otar S.A.:	0.5254%

In addition, PSA Finance Argentina Cía. Financiera S.A. was registered with the Public Registry of Commerce on November 29, 2001. On February 21, 2002, the BCRA, through Communication “B” 7134, authorized the Company to begin its activities as a finance company. CL owns 50% of the Company’s stock, consisting of 18,000,000 shares of common stock with a face value of ARS 1,000 each.

The Company, with a single office located in the city of Buenos Aires, has the purpose of granting loans in the retail market for the acquisition of new and used cars offered by the network of Peugeot Argentina S.A. official dealers. It does not contemplate procuring funds from deposits, term investments or

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

corporate bonds, but only contemplates procuring them by obtaining loans from other domestic financial institutions.

NOTE	7—BANCO FRANCES (CAYMAN) LIMITED

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were converted into pesos under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA’s Board of Directors dated May 30, 2002, mean while is pending the Cayman Islands Monetary Authority resolution, authorizing the contribution capitalization.

In addition, the Bank has requested from the BCRA the authorization to make the contribution of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for the minor resulting of the amount of USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001) or the required amount to comply the capital relations requirements, according to the regulations of such country monetary authority. Up to date, the Bank informed of this Resolution to the Cayman Islands Monetary Authority, waiting for its authorization to proceed to the capitalization.

NOTE 8—ACQUISITION OF ASSETS AND LIABILITIES OF THE ARGENTINE BRANCH OF BANCO EXTERIOR DE AMERICA

On May 17, 2000, BF and Banco Exterior de América S.A. (Argentaria subsidiary) executed an agreement under the terms of Law 11,867, for the transfer of Banco Exterior de América S.A.’s going concern (Buenos Aires branch) through the acquisition of all assets and liabilities of the latter, within the corporate reorganization program of the BBVA group.

The BCRA authorized the transaction under Resolution No. 91 of February 22, 2001. On April 23, 2001, the transfer was perfected and as a result BF acquired the going concern for 15,547. The assets and liabilities transferred amounted to 28,585 and 13,038, respectively. Such transaction was approved by the General Regular Stockholders´ Meeting held on April 5, 2001.

NOTE	9—ROMBO COMPAÑIA FINANCIERA S.A.

On March 29, 2000, the company “Rombo Compañía Financiera S.A.” was registered with the Public Registry of Commerce. On April 24, 2000, the BCRA authorized its starting up in business as a finance company by Communication “B” 6684.

The company, with a single branch situated in Buenos Aires city, has the corporate purposes of granting loans on the retail market to finance the acquisition of new and second hand cars offered by the Renault dealership

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

network. The company does not intend to obtain funds from deposits, other forms of investments or the placement of corporate bonds but, instead, exclusively from loans granted by other institutions on the domestic interbank market.

As of December 31, 2002, BF holds a 40% equity interest in this company, whose capital stock is made up of 20,000,000 shares of common stock with a face value of ARS1 each.

NOTE	10—RESTRICTED ASSETS

10.1. Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA, and in accounts with foreign correspondent banks. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	At December 31,
	2002	2001
Peso and Foreign Currency Balances	1.359.393	3.429.874

It is not possible to provide any assurance as to the permanence of current legislation, rules and regulations or to foresee the requirements that the regulatory body could possibly impose in the event of the Bank failing to comply with the potential new regulatory frameworks.

10.2. Restrictions on assets

As of December 31, 2002, there are Bank and subsidiaries assets, which are restricted as follows:

a)	The Public and Private Securities account includes 1,751,417 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned in note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 80,119 in guaranteed loans—decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 6,497 is allocated to the guarantee securing payables to the BCRA.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

d)	The “Loans to government sector” account includes 2,798,995 in guaranteed loans—decree 1387/01 allocated to the guarantee for the payments in advance by the BCRA (note 1.2.9).

e)	The “Loans to the non financial private sector and residents abroad” account includes 404,121 in syndicated loans provided as security for the assistance received from BBVA Madrid (note 1.2.9).

f)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,200. These shares have been pledged in favor of “HSBC—La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

NOTE	11—INTEREST-BEARING DEPOSITS WITH OTHER BANKS

a)	Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 654,489 and 686,124 as of December 31, 2002 and 2001 respectively; and (2) interest-bearing deposits in foreign banks totaling 81,646 and 84,840 as of December 31, 2002 and 2001, respectively.

b)	Included in “Loans” there are: (1) overnight foreign bank interest-bearing deposits totaling 76,189 and 344,845 as of December 31, 2002 and 2001, respectively; and (2) other totaling 87,501 and 487,492 as of December 31, 2002 and 2001, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 53,396 and 137,675 as of December 31, 2002 and 2001, respectively.

NOTE 12—GOVERNMENT AND PRIVATE SECURITIES

Government and private securities held by the Bank at December 31, 2002 and 2001 are as follows:

Government Securities

	At December 31,
Holdings in investment accounts	2002	2001
Medium-Term Treasury Bonds (BONTE 2002)	—	12,724
Argentine Republic External Bills (VEY4D)	35,823	—
Argentine Bonds (BODEN 2012)	1,751,417	—
Argentine Treasury bills	70,321	28,461
Other	25,188	14,832

Total	1,882,749	56,017

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	At December 31,
Holdings for trading or financial transactions	2002	2001
Middle Term Treasury Bonds (BONTE)	8,835	—
Argentine Republic External Bills (VEY4D)	—	446,233
Argentine Central Bank Bills (LEBAC)	19,464	—
Argentine Treasury Bills	1,769	—
USA Treasury Bills	—	46,546
USA Treasury Notes	139,183	154,063
Other	8,567	15,665

Total	177,818	662,507

	At December 31,
Unlisted Government securities	2002	2001
Argentine Federal Government 9% Bonds (due in 2002)	—	462,771
Tucumán Provincial Treasury Bonds	47,411	106,742
Tax credit certificates due in 2003/2004	92,372	101,153
Brazilian Central Bank Note (NBC-E)	—	25,919
Other	10,944	6,276

Total	150,727	702,861

	At December 31,
Investment in listed private securities	2002	2001
Shares	16,815	22,541
Negotiable Obligations	28,031	39,311
Mutual Funds	1,721	1,327
Certificates of participation in financial trusts	7,432	10,988

Total	53,999	74,167

Securities holdings in investment accounts

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2002 and 2001, were as follows:

	At December 31,
	2002	2001	2002	2001	2002	2001	2002		2001
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Medium Term Treasury Bonds (BONTE)	—	12,724	—	—	—	7,186	—		5,538
Argentine Republic External Bills (VEY4D)	712,979	—	—	—	—	—	712,979	(1)	—
Argentine Bonds (BODEN 2012)	1,751,417	—	—	—	—	—	1,751,417	(1)	—
Argentine Treasury Bills	70,321	82,832	—	—	—	14,844	70,321		67,988
Other Debt Bonds	25,188	14,832	—	—	17,326	1,538	7,862		13,294

Total	2,559,905	110,388	—	—	17,326	23,568	2,542,579		86,820

(1)	Non representative valuation

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2002, by contractual maturity were as follows:

	At December 31, 2002
	Book value	Market value
Past due	121,488	121,488
Due in one year or less	25,422	17,136
Due after one year through five years	1,326,489	1,326,489
Due after five years through ten years	1,073,604	1,073,604
Thereafter	12,902	3,862

Total	2,559,905	2,542,579

As of December 31, 2002 and 2001, the Bank did not hold government securities classified as “held to maturity” under US GAAP. The government securities classify as “holding in investment account” under BCRA rules was classified as “available for sale” under U.S. GAAP (see Note 37.5.1). In addition, under US GAAP the Bank recorded gain extinguishment of liabilities originated on swap of Argentine Federal Government Bonds (see note 37.18.).

NOTE	13—LOANS

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To the non financial governmental sector: loans to public sector, excluding public financial entities.

To the financial sector: loans to local financial entities.

To the non financial private sector and residents abroad: loans given to the private sector (excluding local financial entities) and residents abroad from Argentina.

Overdraft: basically short-term loans to companies and overdraft lines of credit.

Discounted instruments: includes promissory notes, discounted documents and instruments acquired under factoring agreements.

Consumer: loans granted to individuals to acquired consumer goods.

With collateral guarantees (real state mortgage and security agreements): loans secured by privileged guarantees.

Credit cards: consists mainly of credit card loans.

Under BCRA rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	At December 31,
	2002	2001
Non-financial governmental sector	7,430,362	8,552,021
Financial sector	12,631	60,248
Non-financial private sector and residents abroad	2,827,407	8,654,184

—Commercial

With self-liquidating preferred guarantees	13,771	342,136
With other preferred guarantees	84,448	323,498
Without preferred guarantees	1,756,135	4,240,273

—Consumer

With self-liquidating preferred guarantees	764	41,026
With other preferred guarantees	486,955	1,595,291
Without preferred guarantees	485,334	2,111,960

Less: Allowances for loan losses	(1,054,699)	(1,272,009)

Total	9,215,701	15,994,444

Commercial loan: encompasses all financing facilities, other than those not reaching an amount equivalent to 200 with or without preferred guarantees.

Consumer loan: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 200 with or without preferred guarantees.

“Self - liquidating preferred” consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of collateral of self-liquidation.

“Other preferred guarantees” consist, in general, of real estate mortgages and other forms of collateral pledged to secure the loan amount. The entire principal amount of loan is included under the heading “preferred guarantees” regardless of the current market value of the collateral.

“Without preferred guarantees” consist, in general, of unsecured third-party guarantees.

The Bank also tracks its loan portfolio by industry segment. At December 31, 2002, the following industry segments represented the loan concentrations:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Industry Segment	Percentage of Total Loans
Governmental Services	72.35%
Consumer	8.58%
Other	5.25%
Electricity, Oil, Water	2.89%
Construction	2.03%
Wholesale Trade	2.00%
Agricultural Livestock	1.90%
Food Stuff	1.90%
Services	1.89%
Chemicals	0.39%
Retail Trade	0.35%
Beverage	0.35%
Financial Sector	0.12%
Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of our operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

The Bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. Federal and provincial debt represents a significant portion of Bank’s total risk assets. Most dollar Public Sector debt with the Financial System was converted into pesos at a rate of 1.4 pesos per dollar, while most dollar Private Sector debt was converted into pesos at a rate of 1 peso per dollar, thus increasing the relative share of Public Sector exposure in the Bank’s assets.

As of December 31, 2002 and 2001, the Bank’s exposure to Government sector is explained in note 1.2.3.

During 2002, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal year ended December 31, 2002, is as follows:

2002
Balance at the beginning of the fiscal year	14,551
New Loans	73,992
Repayments	(12,916)

Balance at the end of the fiscal year	75,627

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Total loans outstanding to these related parties at December 31, 2002 and 2001 including accrued interest, amounted to 75,641 and 33,563, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2002 and 2001, approximately 159,000 and 1,316,000 or 1,55%, and 7,62% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on bases different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2002 and 2001, non-performing loans amounted to 1,149,030 and 682,109, respectively; Past due loans included in the abovementioned amounts reach to 1,121,346 and 572,814 at December 31, 2002 and 2001, respectively.

NOTE	14—ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Balance at the beginning of the fiscal year	1,272,009	446,497	509,928
Provision for loan losses	1,089,542	1,124,370	288,703
Charge-offs	(400,804)	(298,858)	(352,134)
Monetary gain generated on allowances	(906,048)	—	—

Balance at the end of the fiscal year	1,054,699	1,272,009,	446,497

NOTE	15—OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

The composition of other banking receivables by type of guarantee is as follows:

	At December 31,
Description	2002	2001
With preferred guarantees	298,320	139,962
Without preferred guarantees	1,528,233	991,031
Allowances	(127,379)	(9,335)

	1,699,174	1,121,658

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2002	2001
Forward Purchases and Sales
Forward foreign exchange purchases
Forward purchases of foreign exchange (1)	—	2,719
Creditors under forward purchases of foreign exchange	—	2,485
Forward foreign exchange sales
Debtors under forward sales of foreign exchange	—	85,634
Forward sales of foreign exchange (1)	—	85,737
Forward government securities purchases
Forward purchases of government securities(1)	6,602	—
Creditors under forward securities purchases	6,370	6,226
Forward purchases of securities
Forward purchases of securities (1)	21,170	17,149
Creditors under forward securities purchases	21,540	2,660
Forward government securities sales
Debtors under forward sales of government securities	6,370	3,653
Forward sales of government securities (1)	6,602	—
Forward sales of securities
Debtors under forward sales of securities	6,770	260,492
Forward sales of securities (1)	5,976	283,507

Repurchase and reverse repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings in held to maturity	677,282	54,374
Creditors under government securities repurchase agreements with holdings in held to maturity	365,450	39,145

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	At December 31,
Description	2002	2001
Spot transactions with settlement another day
Unsettled spot securities purchases	4,993	5,857
Creditors under unsettled spot securities purchases	7,753	37,493
Debtors under unsettled spot securities sales	5,132	97,839
Unsettled spot securities sales	4,572	6,365
Unsettled spot foreign exchange purchases	1,682	297
Creditors under unsettled spot foreign exchange purchases	1,691	297
Debtors under unsettled spot foreign exchange sales	1,483	192
Unsettled spot foreign exchange sales	1,470	188
Unsettled spot Government securities purchases	10,169	10,939
Creditors under unsettled spot Government securities purchases	8,255	7,245
Debtors under unsettled spot Government securities sales	6,816	6,649
Unsettled spot Government securities sales	9,044	60,130

(1)	These accounts include the contract amount of the transactions expressed in thousand of Ps. using the closing

NOTE	16—EQUITY INVESTMENTS IN CONTROLLED MAJORITY-OWNED SUBSIDIARIES

The following summarizes the investment in and related information of controlled majority-owned subsidiaries which are consolidated.

	Shares			Percentage participation
		Quantity		Capital		Votes
		December 31,		December 31,		December 31,
Companies	Type	2002	2001	2002	2001	2002	2001
Banco Francés (Cayman) Ltd	Common	82,283,621	82,283,621	100.0000	100.0000	100.0000	100.0000
BBVA Uruguay S.A (1)	Common	—	79,130	—	60.8787	—	60.8787
Francés Valores Sociedad de Bolsa S.A	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
Credilogros Cía. Financiera S.A	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	On May 13, 2002, this investment was sold to BBVA (see note.2.4).

NOTE	17—PREMISES AND EQUIPMENT AND OTHER ASSETS

17.1. Premises and equipment

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	At December 31,
Description		2002	2001
Land and buildings	50	510,887	524,598
Furniture and facilities	10	88,525	94,533
Machinery and equipment	5	168,567	165,753
Vehicles	5	4,092	3,371
Other	5	—	5,191
Accumulated depreciation		(279,518)	(248,589)

Total		492,553	544,857

Depreciation expense was 56,507 and 57,640, at December 31, 2002 and 2001, respectively.

17.2. Other assets

Other assets consisted of the following at December 31, 2002 and 2001:

	Estimated useful life (years)	At December 31,
Description		2002	2001
Rent assets	50	4,609	7,253
Works of art	—	976	982
Assets acquired for secured loans	50	5,319	19,189
Stationery and office supplies	—	1,853	2,333
Land and buildings not affected by banking activities	50	100,861	124,264

Total		113,618	154,021

Depreciation expense was 2,361 and 2,359, at December 31, 2002 and 2001, respectively.

NOTE	18—INTANGIBLE ASSETS

The breakdown of goodwill account as of December 31, 2002 and 2001, is as follows:

	At December 31,
Description	2002	2001
Goodwill for the purchase of Banco Los Tilos S.A. and Corp Banca S.A., net of accumulated amortization of 44,997 at December 31, 2002	48,285	110,973

Amortization expense on goodwill was 62,688 and 21,243 at December 31, 2002 and 2001, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Organization and development expenses

The breakdown of intangible asset account as of December 31, 2002 and 2001, is as follows:

	At December 31,		Estimated useful life (years)
Description	2002	2001
Start-up expenses of Consolidar AFJP	69,430	78,670	11
Computer software acquisition expenses and computer programs development expenses	59,054	78,643	5
Other intangible assets	39,279	104,674	5

Total	167,763	261,987

The variations in 2002 in intangible asset accounts were as follows:

2002
Balance at January 1, 2002	261,987
—Additions	60,353
—Decreases	1,149
—Period amortization	153,428
Balance at December 31, 2002	167,763

NOTE	19—OTHER ALLOWANCES

Other allowances deducted from assets or included in liabilities are as follows:

	At December 31,
Description	2002	2001
Deducted from assets
For government and private securities (1)	41,905	—
For other receivables from financial transactions (2)	127,379	9,335
For assets subject to financial leasing (2)	592	764
For investments in other companies (3)	18,091	11,738
For other receivables (4)	392,139	3,166

Total	580,106	25,003

Liabilities
Other loss contingencies (5)	362,823	148,219
Contingent commitments (6)	306,847	1,429

Total	669,670	149,648

(1)	Recorded to cover possible impairment risk arising out of government securities.
(2)	Recorded in compliance with the provisions of Communication “A” 2729, as supplemented, of the BCRA, taking into account note 4.4.6.
(3)	Recorded to cover possible impairment risk arising out of investments in other companies.
(4)	Recorded to cover possible uncollectibility risks arising out of other receivables.
(5)	Principally includes labor litigation amounting to 8,372 and 12,988 thousand at December 31, 2002 and 2001, respectively, and customer and other third-party claims amounting to 354,451 and 135,231 at December 31, 2002 and 2001, respectively. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.
(6)	Allowance provided in accordance with BCRA rules to cover potential Contingent Commitments risks. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.

NOTE 20—OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – CENTRAL BANK OF THE ARGENTINE REPUBLIC

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The Bank borrows funds under various credit facilities obtained from the Central Bank for specific purposes, as follows:

	At December 31,
Description	2002	2001
Short-term liabilities	1,834,143	15,423
Long-term liabilities	330,696	3,843

Total	2,164,839	19,266

At December 31, 2002 and 2001, accrued interests included on the above liabilities amounted to 151,910 and 755, respectively. During fiscal year 2002, interest rates for that liabilities varied from 4,38 % to 75,55% per annum, and as of December 31, 2002 the interest rate was 4,38% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2004	18
2005	41,347
2006	41,333
2007	41,333
As from 2007	206,665

Total	330,696

Long-term liabilities with the BCRA includes loans granted by BCRA for foreign trade transactions.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE  21—OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—BANKS AND INTERNATIONAL ORGANIZATIONS AND FINANCING RECEIVED FROM FINANCIAL INSTITUTIONS

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

Description	At December 31,
	2002	2001
Short-term liabilities
International Finance Corporation	—	1,881
Other lines of credit from local and foreign banks	1,822,644	865,314

Total short-term liabilities	1,822,644	867,195

Long-term liabilities
International Finance Corporation	—	42
Other lines of credit from local and foreign banks	9,313	134,618

Total long-term liabilities	9,313	134,660

Total	1,831,957	1,001,855

Accrued interests included on the above liabilities are 35,358 and 9,030, at December 31, 2002 and 2001, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying consolidated balance sheets. Interest rates for long-term liabilities vary from 1,87% to 4,80% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2004	189
2005	—
2006	9,124

Total	9,313

Long-term loans to customers made with the long-term liabilities described above under the caption “Long-term liabilities: International Finance Corporation” are used by such customers to finance fixed and current assets. These loans are directly targeted to the production of goods and services within the industrial and agricultural sectors. In addition, the funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied to loans to companies involved in foreign trade transactions. The mentioned account also includes financing from the Fiduciary Fund for Assistance to Financial and Insurance Institutions (see note 23)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 22—CORPORATE BONDS

22.1. Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of ex- Banco Francés del Río de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to USD 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to USD 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to USD 200,000,000 either under the Bank’s program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to USD 1,000,000,000 and delegated onto the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of USD 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 27.) and has refinanced corporate bonds for a nominal value of USD 142.5 million (note 1.2.9).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The following chart reflects corporate bonds in force as of December 31, 2002:

Global program amount	Date of issue	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands of pesos)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	68,129	03/31/2005	(3)
USD 1,000,000,000	10/31/2002	Non-subordinated	142,500,000	USD	100%	(2)	Quarterly	482,078	10/31/2003	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 175 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	This bonds original expiration date was as of October 31, 2002 for a total amount of USD 150,000,000. They have been refinanced, including the interest payment and a 5% of capital as of October 31, 2002, the payment of a 5.26% of capital of a new bond in 180 days, while the remaining capital will be paid in a year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

22.2. Corporate bonds issued by Corp Banca S.A. (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 23.2.), as of December 31, 2002, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of USD 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of December 31, 2002, the book value of such bonds amounts to 16,872, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying a “benchmark stabilization coefficient” (“CER”).

NOTE 23—FINANCING FROM THE FIDUCIARY FUND FOR ASSISTENCE TO FINANCIAL AND INSURANCE INSTITUTIONS (FFAEFS)

23.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a USD 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex-Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

On July 22, 1997, the ex-BCA Regular Stockholders’ Meeting approved issuing subordinated corporate bonds in the amount of USD 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders’ Meeting. To date, the mentioned corporate bonds were not issued.

As of December 31, 2002, the book value of such financing amounts to 84,318, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER, and they are included in the account “Financing received from local Financial Institutions”, under “Other liabilities from Financial Transactions”.

23.2. On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of USD 30,000,000 which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date. The loan will accrue LIBOR plus 4%.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of USD 30,000,000. Such issuance took place on December 18, 1998 (see note 22.2).

As of December 31, 2002, by Resolution No. 321 of the BCRA, the Bank recorded the above-mentioned financing in the “Subordinated Corporate Bonds” account.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos. To date, this disposition is pending regulation on the side of the BCRA.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 24—BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	At December 31,
Description	2002	2001
Assets

Cash and due from Banks	266,298	1,259,900
Government and private securities	1,952,095	1,467,665
Loans	851,415	13,934,332
Other receivables from financial transactions	1,206,174	698,291
Assets out on Financing lease	115	56,693
Investments in other companies	1,206	945
Other receivables	40,213	43,910
Suspense items	42	7,871
Other subsidiaries’ assets	—	7

Total	4,317,558	17,469,614

Liabilities

Deposits	816,096	12,949,671
Other liabilities from financial transactions	2,713,798	2,177,397
Other liabilities	16,993	65,157
Subordinated Corporate Bonds	68,129	371,489
Suspense items	46	42,937
Minority interests in subsidiaries	—	81,615

Total	3,615,062	15,688,266

NOTE 25—CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322—originally 2% on interest and commissions charged by banks—was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees’ Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank’s Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court’s judgment. In the opinion of the Bank’s Management, the plaintiff has no right of action, the claim is illegitimate and inappropriate.

NOTE 26—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

26.1. Due to the agreement mentioned in Note 23, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

26.2. Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

26.3. As mentioned in note 4.4.2), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value booked in the month in which the fiscal year ends.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 27—STOCKHOLDERS’ EQUITY

27.1. Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank’s Board of Directors, at its meeting of December 5, 2002, decided on the following issues, among others:

Approve the assets to be contributed, should the capital increase proceed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of USD 79,316 thousand.

Establish the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

Establish the amount of shares to be listed in 209,631,892.

Establish the subscription term from December 17 through December 26, 2002.

On December 31, 2002, the Bank’s subdelegate meeting decided to declare the capital increase closed. In accordance with the issuance conditions of the New Shares, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated. The Bank’s capital stock amounts to 368,128,432 as of December 31, 2002.

27.2. Authorized and issued shares

The capital stock of the Bank consists of 368,128,432 Ordinary Shares, par value Ps. 1.00 each, all of which are issued and available to stockholders. At July 1, 1992, there were 58,099,410 Ordinary Shares, par value Ps. 1.00 each. Following a stock distribution and a share subscription in September 1993, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 34,859,700 Ordinary Shares and by 18,539,914 Ordinary Shares, respectively. Furthermore, following stock distributions in September 1995 and October 1996, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 16,724,854 and 19,233,582 Ordinary Shares, respectively. At March 1998, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 25,000,000 and 14,174,432, respectively, as a result of the issuance of common stock originated by share subscription and by the exchange share rate by merger with BCA, for a total of 186,631,892 Ordinary Shares, par value Ps. 1.00 each. In April 1999, the total

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 23.000.000 as a result of the issuance of common stock by a share subscription. Finally, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 158,496,540 as a result of the issuance of common stock above mentioned.

27.3. Non capitalized contributions—Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the consolidated statement of changes in stockholders´ equity represents:

a)	The balance of the surplus of the 1981 technical valuation of properties of the Bank, which is available to absorb losses on the disposal or devaluation of such properties restated as mentioned in note 4.2.

b)	The inflation adjustment related to capital stock at the beginning of each year, restated as mentioned in note 4.2. Capital stock maintains its nominal (par) value at each balance sheet date.

c)	The inflation adjustment related to the increase in capital stock restated as mentioned in note 4.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each year.

The composition of “Adjustments to stockholders’ equity” is as follows:

	At December 31,
	2002	2001
Adjustment to equity fund appraisal revaluation	40,981	40,981
Adjustments to Capital Stock	713,685	692,028

Total	754,666	733,009

27.4. Issuance Premiums (Stated at original values)

During November 1993, shares were subscribed for a par value of 18,539,914, having been placed in Argentina and abroad at Ps. 10.20 per share. The difference between this price and the nominal value, less issuance costs, has been recorded under “Issuance Premiums” account. During March 1998, 195,000 has been recorded under the “Issuance Premium” account due to a par value of 25,000,000 share subscription, having been placed in Argentina at Ps. 8.80 per share. On March 1998, 14,174,432 shares were issued as a result of the merger with ex BCA resulting a 47,945 paid in-capital recorded under the “Issuance Premiums” account. As a result of the merger of Consolidar AFJP with Fecunda AFJP and Consolidar Compañía de Seguros de Vida S.A. with Vida Fecunda Compañía de Seguros de Vida S.A., the Bank recognized the higher value generated in both mergers in the amount of 4,451 and 692 in its stockholder’s equity under the “Issuance premium” account. The Extraordinary Stockholder’s Meeting of May 4, 1998, approved, effective as of April 30, 1998, the reversal of the shares issuance premium in the amount of 195,000 related to the capital increase for FV 25,000 paid in on December 1997, and bearing up to the amount of 195,000 in goodwill arising from purchasing of 71.754% of BCA’s capital stock. Due to the issuance of 23,000,000 share subscription in July, 1999 (value Ps. 1 per share), at Ps. 6,40 each, the Bank received 124,200 over

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

the nominal value of the shares that has been recorded under the “Issuance premiums” account. Finally, on October 13, 2000, the Extraordinary Stockholders Meeting of CL approved the issuance of shares subscribed by FBC for an amount of 17,100. The increase of capital originated a 3,129 premium in the participation of BF which was accounted under the “Issuance Premiums” account. Finally, due to the issuance of 158,496,540 shares subscription in December 2002 (value Ps. 1 per share), as above mentioned, at Ps. 3,59 each, the Bank received 590,996 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account.

NOTE 28—MINIMUM CAPITAL REQUIREMENTS

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2002 and 2001, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA regulations, are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital
December 31, 2002	834,164	1,977,002	1,142,838
December 31, 2001	1,764,323	2,225,864	461,541

NOTE 29—COMPLIANCE WITH CNV REQUIREMENTS

29.1. Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2002, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

29.2. Mutual Fund custodian

As of December 31, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 153,873, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control—Other”.

As of December 31, 2001, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Penta Premium”, “FBA Europa”, “FBA Tecnológico”, “FBA Biotecnológico”, “FBA Japón”,“FBA

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Horizonte”, “FBA Futuro”, and “FBA Renta Corto Plazo” the Bank held certificates of deposits, shares, corporate bonds, options and Government securities in custody in the amount of 388,169, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

NOTE 30—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

30.1. Bank deposits guarantee insurance system

Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

Such Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree No. 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the “Libretón” product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after September 1998, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communication “A” 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement and deposits gathered through systems offering additional incentives to the agreed-upon interest rate.

By Communication “A” 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

Decree No. 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree No. 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

On January 21, 2000, the BCRA established by Communication “A” 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. On February 8, 2000, the Bank executed the abovementioned loan agreement, recording such financing under the “Other Receivables from Financial Transactions” account, in accordance with BCRA regulations.

According to Communication “A” 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation.

Finally, on November 9, 2001, through Communication “A” 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0,03% as from the date upon which the contributions for December 2001 are made.

As of December 31, 2002, the Bank had granted loans to SEDESA in the amount of 10,774 registered in “Other receivables not covered by debtor classification regulations” account, that mature from January through August, 2003.

30.2. FLB (Bank Liquidity Fund)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof, and will be set by financial institutions by subscribing Class A Certificates of Participation and by the Federal Government by subscribing Class B Certificates of Participation.

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April, 2002, the contribution was reimbursed to the bank, after its conversion into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

NOTE 31—EARNINGS PER SHARE

Earnings per share for the fiscal years ended December 31, 2002, 2001 and 2000, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

As a consequence of the adjustments to priors-year income, booked by the Bank as of December 31, 2001 (see note 5), earning per share for fiscal year ended December 31, 2000 changed from 1.88 (as originally reported), to 1.74.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 32—EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll.

These expenses aggregated 25,014, 51,583 and 40,690 for the fiscal years ended December 31, 2002, 2001 and 2000, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

NOTE 33—BUSINESS SEGMENT CONSOLIDATED INFORMATION

FAS N° 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The bank is mainly concentrated on the financial sector, especially through its activities related to banking/financial, pension fund manager and insurance.

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, provision for loan losses, operating expenses, other expenses, total expenses, loss on minority interest in subsidiaries and total net income for each of the business segment identified by the Bank’s management.

	As of December 31, 2002
	Banking Financial				Pension Fund Manager	Insurance	Eliminations	Total
	BBVA Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total
Total assets	13,131,497	1,664,084	99,030	14,894,611	297,261	1,172,663	(217,838)	16,146,697
Financial income	4,746,640	435,440	52,747	5,234,827	162,486	282,998	(57,690)	5,622,621
Service charge income and other income	967,912	7,821	17,386	993,119	201,910	266,726	(51,228)	1,410,527
Total income (1)	5,714,552	443,261	70,133	6,227,946	364,396	549,724	(108,918)	7,033,148
Financial expenses	(3,461,032)	(1,059,713)	(4,130)	(4,524,875)	(84,490)	(26,832)	57,690	(4,578,507)
Provision for loan losses	(592,113)	(27,399)	(31,064)	(650,576)				(650,576)
Operating expenses	(667,309)	(3,765)	(40,873)	(711,947)	(125,503)	(25,988)	641	(862,797)
Other expenses	(1,288,586)	(183,072)	(7,236)	(1,478,894)	(85,226)	(116,509)	50,587	(1,630,042)
Total expenses (2)	(6,009,040)	(1,273,949)	(83,303)	(7,366,292)	(295,219)	(169,329)	108,918	(7,721,922)
Gain on minority interest in subsidiaries.			37,484	37,484	33,019	(11,848)		58,655
Net monetary loss	(17,860)		(73,719)	(91,579)	(112,735)	(407,628)		(611,942)
Total net income (loss)	(312,348)	(830,688)	(49,405)	(1,192,441)	(10,539)	(39,081)		(1,242,061)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	As of December 31, 2001
	Banking Financial					Pension Fund Manager	Insurance	Eliminations	Total
	BBVA Banco Francés S.A.	BBVA Uruguay S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total
Total assets	17,393,182	952,940	2,066,459	288,585	20,701,166	373,316	1,368,859	(236,742)	22,206,599
Financial income	2,470,974	111,285	185,961	84,604	2,852,824	15,124	142,476	(13,544)	2,996,880
Service charge income and other income	975,841	16,403	38,016	26,369	1,056,629	499,923	442,460	(160,101)	1,838,911
Total income (1)	3,446,815	127,688	223,977	110,973	3,909,453	515,047	584,936	(173,645)	4,835,791
Financial expenses	(1,262,124)	(87,509)	(34,390)	(8,410)	(1,392,433)	(305)	(6,215)	37	(1,398,916)
Provision for loan losses	(860,884)	(11,181)	(218,210)	(27,460)	(1,117,735)				(1,117,735)
Operating expenses	(1,011,656)	(62,877)	(4,934)	(46,037)	(1,125,504)	(223,565)	(34,890)	1,050	(1,382,909)
Other expenses	(290,361)	(9,095)	(12,437)	(5,545)	(317,438)	(217,569)	(456,870)	160,124	(831,753)
Total expenses (2)	(3,425,025)	(170,662)	(269,971)	(87,452)	(3,953,110)	(441,439)	(497,975)	161,211	(4,731,313)
Loss on minority interest in subsidiaries.		(9,375)		(1,128)	(10,503)	(33,940)	(29,238)		(73,681)
Total net income / (loss)	21,790	(52,349)	(45,994)	22,393	(54,160)	39,668	57,723	(12,434)	30,797
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in note 13, the bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. For the years ended December 31, 2002 and 2001, the Bank recorded, under BCRA rules, income from guaranteed loans (decree 1387/01) of 1,824,375 and 71,640, respectively. In addition, for the years ended December 31, 2002, 2001 and 2000, the Bank recorded net income from government securities of 83,771; 734,065 and 602,192, respectively.

Substantially most of Bank’s operations, property and customers are located in Argentina.

NOTE 34—CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

The presentation of financial statements according to Central Bank rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The following financial statements have been restated into constant Pesos as explained in note 4.2. The restatement was made using the adjustment factor arising from the WPI. The income statements presented below discloses the categories required by Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	Year ended December 31,
	2002	2001	2000(1)
Consolidated Income Statements

Interest and fees on loans	4,056,720	1,855,347	1,693,680
Dividends on investment securities	669	227	225
Interest on investment securities	77,713	539,343	232,159
Trading account interest	6,373	194,859	370,032

Interest on short-term borrowings	4,141,475	2,589,776	2,296,096

Interest on deposits	2,715,774	1,096,852	856,633
Interest on short-term borrowings	758,097	176,626	227,375
Interest on long-term debt	31,880	31,376	40,388

Total interest expense	3,505,751	1,304,854	1,124,396

Net interest income	635,724	1,284,922	1,171,700

Provision for loan losses	1,604,632	1,117,734	294,594

Net interest (loss) / gain after provision for loan losses	(968,908)	167,188	877,106

Service charges on deposit accounts	137,728	200,315	189,247
Credit card service charges and fees	76,857	131,740	133,981
Fees on securities activities	8,191	62,194	80,183
Other commissions	325,864	983,725	997,723
Premium on forward sales and purchases of foreign exchange net	115,765	64,346	19,809
Foreign currency gains net	1,328,276	68,103	44,633
Minority interest in subsidiaries—gain	6,379	—	—
Other	915,332	706,231	389,256

Total other income	2,914,392	2,216,654	1,854,832

Commissions	36,070	74,543	60,780
Personnel expenses	360,066	715,098	720,160
Fees and external administrative services	46,814	64,326	121,148
Depreciation of bank premises and equipment and other fixed assets	62,428	59,999	65,149
Business travel and development	12,076	21,782	21,395
Utilities	32,010	49,551	42,433
Advertising and promotion	20,170	50,461	59,207
Contributions and taxes	95,477	187,115	160,240
Maintenance and repairs	26,356	43,323	45,056
Amortization of Goodwill	74,837	21,243	21,243
Provision for loss contingencies	1,331,883	104,619	42,424
Deferred income tax	319,357	161,712	—
Minority interest in subsidiaries—loss	—	73,681	41,067
Loss from effect of inflation on banking assets and liabilities	615,038	—	—
Other	133,373	682,860	781,845

Total other expenses	3,165,955	2,310,313	2,182,147

Income before income tax expenses	(1,220,471)	73,529	549,791

Income tax expense (see note 4.4.17.)	21,590	42,732	185,919

Net (loss) / gain	(1,242,061)	30,797	363,872

Net (loss) / gain per Ordinary Share	(4.30)	0.15	1.74

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5) and certain reclassifications due to the enforcement of new rules issued by the BCRA (see note 4.1.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 statement of income in a manner which warrants further discussion:

- “Foreign currency gains, net”: this item relates primarily to the differences in exchange rates on the Bank’s investments, loans and deposits denominated in foreign currency. The Bank does not maintain foreign currency gains or losses in separate categories of assets and liabilities, respectively, and, therefore, since such gains or losses cannot be separately identified by type of activity, “Foreign currency gains, net”, is presented as a component of “Non-interest income”.

Central Bank rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depicts the Bank’s consolidated balance sheets at December 31, 2002 and 2001 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	At December 31,
	2002	2001
ASSETS
Cash and due from banks	1,041,163	1,616,870
Interest bearing deposits in other banks	106,492	90,843
Forward purchases and under reverse repurchase agreements	704,929	74,242
Unsettled spot purchases	16,080	17,092
Debtors under forward sales and under reverse repurchase agreements	12,716	349,780
Debtors under unsettled spot sales	13,883	104,680
Trading account assets	193,687	736,402
Investments securities	2,061,450	773,246
Loans	10,165,655	17,443,907
Allowance for loan losses	(1,054,699)	(1,272,009)
Premises and equipment	493,428	544,857
Intangible assets	216,048	372,960
Other assets	2,175,865	1,353,729

Total assets	16,146,697	22,206,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits	5,336,527	11,819,832
Non interest bearing deposits	1,534,044	3,209,215
Creditors under forward purchases and under reverse repurchase agreements	393,360	50,516
Creditors under unsettled spot purchases	17,699	45,034
Forward sales and under repurchase agreements	12,578	369,244
Unsettled spot sales	15,086	66,683
Other short-term borrowings	4,534,243	2,018,086
Other liabilities	1,042,762	1,619,844
Long-term debt	415,702	492,004
Commitments and contingent liabilities	669,670	149,648
Minority Interest in subsidiaries	163,799	311,473
Common Stock	368,128	209,631
Non-capitalized contributions	1,688,877	1,076,224
Other stockholders’ equity	(45,778)	769,165

Total liabilities and stockholders’ equity	16,146,697	22,206,599

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

NOTE 35—OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank enters into various transactions involving off-balance-sheet financial instruments. These instruments could be used to meet the risk management, trading and financing needs of clients or for the Bank’s proprietary trading and asset and liability management purposes, and could be subject to varying degrees of credit and market risk. Credit risk and market risk associated with on- and off-balance-sheet financial instruments are monitored on an aggregate basis.

The Bank uses the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of management, the Bank’s outstanding off-balance-sheet items do not represent unusual credit risk.

Derivatives

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

•	Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index.

•	Futures and Forwards: they are agreement to deliver or take delivery of a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the Bank in securities/foreign exchange as forward agreements.

Pursuant to BCRA regulations, option transactions must be recorded in Memorandum accounts. Meanwhile, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying consolidated balance sheets and they have been valued as mentioned in note 4.4.9.

The notional contractual amount of these instruments represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2002 and 2001, the Bank entered into forward contracts for trading and hedging purposes. The notional amount of outstanding forward

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

contracts as of the mentioned dates, are included in note 15. The following table shows at December 31, 2002 and 2001, the notional value forward transactions divided between hedging and trading (all transactions are due in one year or less):

	At December 31, 2002			At December 31, 2001
	Hedging	Trading	Total	Hedging	Trading	Total
Forward sales and purchases of foreign exchange	—	—	—	88,456	—	88,456
Forward sales and purchases of government and private securities	—	40,350	40,350	—	300,656	300,656

Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	At December 31,
	2002	2001
Credit lines granted (unused portion) cover by debtor classification	149,777	410,774
Foreign trade acceptances	14,967	61,177
Guarantees granted	682,577	1,321,216
(*)	A significant portion of the Bank’s guarantees as of December 31, 2002, have a remaining maturity of less than one year.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

Foreign trade acceptances represent Bank customers´ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange.

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	At December 31,
	2002	2001
Self-liquidating counter guarantees	31,632	93,721
Preferred counter guarantees	2,641	31,691

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	At December 31,
	2002	2001
Checks drawn on the Bank pending clearing	79,494	52,632
Checks drawn against other Banks	26,172	167,007
Drafts and notes for collection	670,096	589,367

Trust activities

Financial Trusts

BF acts as trustee in the Fideicomiso Financiero RT Finance II Trust, program to securitize credit instruments by issuing securities representing the debt for a face value of up to USD 500,000,000 (the 1st. series of USD 100,000,000 was issued on September 30, 1999), in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets or the proceeds there from. As of December 31, 2002, all principal and interest installments had been paid, thereby terminating the commitments towards the security holders and de-listing all the securities involved, and a residual amount has been kept to meet any tax issues.

BF acts as financial trustee of the Noblex Argentina S.A. Trust, as successor of the ex-BCA and is under no circumstances liable with its own assets for liabilities undertaken in the performance of the trust; such liabilities shall only be satisfied with and up to the amount of the trust assets and the proceeds therefrom. The trust was set up for the purpose of canceling the receivables claimed by unsecured creditors in the insolvency proceedings of “Noblex Argentina S.A.” which have been allowed and/or declared admissible through the delivery of real property owned by the company in lieu of payment and the full payment of its debts, and determine the way of selling and allowing for the sale of the real property, to distribute the proceeds (net of expenses) among all unsecured creditors pro-rata according to the unsecured claims allowed and/or declared admissible and/or for which proof of claim is filed after the trust was set up. As of December 31, 2002 and 2001, all the real estate has been sold and

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

the proceeds from such sale have been distributed among the beneficiaries, the formal termination of the agreement being pending.

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2002, total estimated corpus assets amount to 38,929.

Non Financial Trusts

BF acts as trustee in 66 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 7.806 million and are of different kinds, because even though the majority of them consist of cash or creditors’ rights, BF is also trustee of real estate and shares.

NOTE 36—CONTINGENCIES

Export tax rebates

In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court N° 2, Clerk’s Office N° 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the governmental agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

NOTE 37—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (“US GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA´s rules, the Bank’s

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

financial statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002, as mentioned in note 4.2. Accordingly, the accounting measurements for the years ended December 31, 2001 and 2000 were restated following the method described in note 4.1. As allowed by US Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA rules has not been reversed in the reconciliation to US. GAAP.

37.1. Income taxes

As from last year, as explained in notes 5 and 4.4.17 to the consolidated financial statements, the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criteria is in accordance with US GAAP, based on SFAS Nº 109, “Accounting for Income Taxes”.

Under SFAS Nº 109, deferred tax assets or liabilities are recorded for temporary differences between the financial and tax basis of assets and liabilities. A valuation allowance is provided for the deferred tax assets to the extent that it is more likely than not that they will not be realized.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	Year ended December 31,
Description	2002	2001	2000
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	(408,628)	(1,789,155)	159,616
Tax exempt income	(294,285)	(521,997)	(56,385)
Nondeductible items	939,631	168,267	58,194
Other, net	64,073	20,847	20,091

Income tax computed in accordance with U.S. GAAP	300,791	(2,122,038)	181,516

Income tax computed in accordance with BCRA rules	(218,640)	(325,315)	186,799

Adjustments to reconcile income tax (benefit) to US GAAP	519,431	(1,796,723)	(5,283	)(1)

Charge of allowances on deferred tax assets	1,469,851	337,084	—

(1)	Modified from its original version to apply the adjustments to prior years´ income (loss) to these Consolidated Financial Statements (see note 5).

The tax exempt income adjustment noted above principally relates to the exemption established during the public debt swap transaction mentioned in note 1.1.5, by which the interest income generated by the Guaranteed Loans received were exempt in the income tax (272,344 for the year ended December 31, 2002).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The nondeductible items noted above principally relates to:

–	The effects of the inflation, which were not deductible from income taxes (312,659 for the year ended December 31, 2002).

–	The loss related to equity investment, which were not subject to income tax (341,470 for the year ended December 31, 2002).

–	The difference between book value under US GAAP and face value of Federal Government loans of Banco Francés (Cayman), which were not deductible from income tax (136,573 for the year ended December 31, 2002).

–	The effect of the conversion into pesos and the adjustment though the CER, over the difference between book value under US GAAP and face value of Federal Government loans carried by the Bank and domestic subsidiaries which were not deductible from income tax (148,929 for the year ended December 31, 2002).

Other includes other net effects, and the permanent differences arising from Consolidated Subsidiaries.

SFAS 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2001, as a result of the deteriorating economic and financial situation in Argentina, a valuation allowance of 337,084 was recorded to reserve for the Bank’s operating loss carryforwards because management believed that it was more likely than not that these assets would not be recovered. During 2002, it became apparent to management that the economic crisis was more severe and the economic recovery in Argentina was further off than originally anticipated. Accordingly, the Bank provided a further valuation allowance of Ps.1,806,935 in order to fully reserve for its remaining unreserved net deferred tax assets as of December 31, 2002.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,
Description	2002	2001	2000
Deferred tax assets:
Government and private securities valuation	202,864	85,255	—
Loans	749,124	1,267,841	23,462
Loan origination fees	7,597	11,797	12,844
Other liabilities	11,617	35,096	25,199
Allowance for loss contingencies	443,676	41,126	12,556
Reserves from insurance activities	—	883	493
Foreign exchange difference	—	424,330	—
Net operating loss	432,022	312,215	—
Others	—	41,678	10,481

	1,846,900	2,220,221	85,035

Deferred tax liabilities:
Foreign exchange difference	(22,399)	—	—
Government and private securities valuation	—	—	(13,263)
Property, equipment and miscellaneous assets	(11,936)	(48,140)	(51,493)
Intangible assets	(4,368)	(28,421)	(34,591)
Investments in other companies	—	(35,934)	—
Others	(1,262)	—	—

	(39,965)	(112,495)	(99,347)

Net deferred tax asset (liability) under US GAAP	1,806,935	2,107,726	(14,312)

Net deferred tax asset (liability) in accordance with BCRA rules	389,570	170,930	(154,385)

Adjustment to reconcile net deferred tax assets / liabilities to US GAAP stockholders’ equity to US GAAP	1,417,365	1,936,796	140,073

Allowances on deferred tax assets	(1,806,935)	(337,084)	—

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The nature of deferred tax asset or liability of the most significant components are described as follows:

–	Government and private securities: as mentioned in note 37.5 all unlisted government and private securities and those with non representative valuation, were adjusted at fair value, thus causing a decrease in their accounting value, which does not comply with the conditions required for them to be tax-deductible in the year ended December 31, 2002.

–	Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This differing principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector (see notes 37.4), which, as mentioned above, does not comply with the indicators required to be tax-deductible.

–	Property, Equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated as explained in note 4.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

–	Intangible assets: under tax criteria, the amortization of these assets is determined by the full-year-of-addition method, whereas accounting criteria contemplate the calculation of amortization on the basis of the months of useful life elapsed from addition through valuation date.

–	Investments in other companies: the accounting value of participations in controlled companies from abroad is determined by applying the equity method. In terms of the Income Tax Law, the results generated by the above-mentioned companies will only be subject to the tax when dividends are collected.

–	Other liabilities: deferred assets/liabilities result from differences in the accounting and tax criteria used to assess expense accruals such as accrual for dismissals calculation.

–	Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

Foreign exchange difference: In fiscal year ended December 31, 2002 on valuing the assets in foreign currency, the bank converted such an amounts at the benchmark exchange rate of the BCRA. The income tax law requires Banco Nación buying exchange rate. On fiscal year ended December 31, 2001, the effect generated by the foreign exchange difference resulting from the Argentine peso devaluation booked in the year ended December 31, 2001, according to US GAAP, may be deducted from taxes in the next five fiscal years as from the fiscal year commenced on January 1, 2002.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

As of December 31, 2002, the Bank (on individual basis) carries accumulated tax loss carryforwards of 432,022 that will mature as follows:

Amount
2006	143,080
2007	288,942

432,022

The adjustments required in order to reconcile assets and liabilities with the US GAAP, as detailed in the following notes, are shown without considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 1,599,712 and 140,073 as of December 31, 2001 and 2000, respectively and to decrease by 389,570 as of December 31, 2002. In addition, income would be increased by 1,459,639 and 5,283 as of December 31, 2001 and 2000 respectively, and would be decreased by 1,989,282 as of December 31, 2002.

37.2. Loan origination fees

The Bank recognizes fees on credit card loans, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP under SFAS Nº 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 30,142, 32,378 and 36,415 at December 31, 2002, 2001 and 2000, respectively. On the other hand, income for the years ended December 31, 2002, 2001 and 2000 would be increased by 2,236, 4,037 and 9,695, respectively.

37.3. Intangible assets

The Bank amortizes software development expenses (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US. GAAP, in accordance to the Statement of Opinion 98-1, requires that part of such expenses be charged off to income when incurred, depending on their characteristics.

Pension Fund Manager Superintendency regulations, the agency overseeing Consolidar AFJP S.A., authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms printing and leases and rentals”, as the most significant items. Consolidar AFJP S.A., capitalized expenses incurred in connection with the launch of new activities. Under US GAAP, the above-mentioned expenses are to be considered as expenses for the fiscal year in which they were incurred.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 58,515, 69,299 and 79,559 at December 31, 2002, 2001 and 2000, respectively. In addition income would be increased by 10,784, 10,260 and 20,180 for the years then ended, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.4. Loan loss reserve

The Bank’s provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory general provisions on performing loans, which serve to cover inherent loan losses for which specific provisions have not been made (see Note 4.4.6.).

U.S GAAP requires that an allowance for loan losses be maintained to cover estimated losses inherent in the loan portfolio. Under this concept, the specific allowances identified for individual loans or pools of loans are supplemented by an amount provided for inherent loan losses estimated to have been incurred but which are not identified based on individual loan reviews. The amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical charge-off experience, mix of loans and other factors.

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in notes 37.4.1, 37.4.2, 37.4.3 and 37.4.4 In the opinion of management, except for the issues mentioned in notes 37.4.3 and 37.4.4 these differences would not have a material effect on the consolidated financial statements.

The following table discloses the amounts required by SFAS 114, as of December 31, 2002, 2001 and 2000:

	Fiscal year ended December 31,
	2002	2001	2000
—Total amount of loans considered as impaired	3,672,499	2,985,552	778,617
Amount of loans considered as impaired for which there is a related allowance for credit losses	3,567,154	2,887,791	594,541
Amount of loans considered as impaired for which there is no related allowance for credit losses	105,345	97,761	184,075
—Reserves allocated to impaired loans	1,506,982	1,607,827	833,370
—Average balance of impaired loans during the fiscal year	3,448,661	1,139,042	349,363

Under US GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Balance at the beginning of the fiscal year	2,419,950	446,497	509,928
Provision for loan losses	1,267,015	2,272,311	288,703
Charge-offs	(400,804)	(298,858)	(352,134)
Monetary gain generated on allowances	(1,527,917)	—	—

Balance at the end of the fiscal year	1,759,144	2,419,950	446,497

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.4.1. Interest recognition—non accrual loans

The method applied to recognize income on loans is described in note 4.4.7.

Additionally, the Bank suspends the accrual of interest generally when the related loan is non performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance when determining the reserve for credit losses. U.S. GAAP requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for nonaccrual loans. U.S. GAAP requires that if the collectibility of the principal of the nonaccrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements.

37.4.2. Impaired loans—Non Financial Private Sector and residents abroad

Effective July 1, 1995, the Bank adopted SFAS Nº 114, “Accounting by Creditors for Impairment of a Loan” and SFAS Nº 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS Nº 114, as amended by SFAS Nº 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 200 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. SFAS Nº 118 amends the income recognition provisions that had been included in SFAS Nº 114. Management believes that the effect of the application of these pronouncements on the U.S. GAAP reconciliations of consolidated net income and stockholders’ equity is not material.

37.4.3. Loans—Non financial Federal Governmental Sector

As mentioned in note 1.2.3, during the fiscal year ended December 31, 2001, and pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

As provided for in BCRA Communication “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap (see note 4.4.3).

As of December 31, 2001, the above-mentioned debt swap is subject to the provisions of SFAS N° 115, “Accounting for certain investments in debt securities”. According to SFAS N° 115 a non-temporary impairment affects the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. Once this impairment is recognized in the accounting, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank considered the mentioned value plus the related interest accrued.

As of December 31, 2002 the values calculated as mentioned in the above paragraph were converted into pesos as explained in note 1.1.5. The income for the year then ended reflects the interest accretion (net of the inflation effects) amounting 104,464 (gain), and the allowances recorded under BCRA rules at the end of the fiscal year, amounting 198,825 (loss).

The effects of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 1,703,871 and 1,746,181 at December 31, 2002 and 2001 respectively. On the other hand, income would be decreased by 94,361 and 1,746,181 for the year ended December 31, 2002 and 2001 respectively. Additionally, see note 37.18.

37.4.4. Loans—Non Financial Provincial Governmental Sector and other governmental sector agencies

As a result of Public Emergency and Exchange System Reform Law and the public debt default, meeting such obligations is based on scant Argentine Treasury resources and the persistent fiscal deficit of the Federal, Provincial and Municipal Governments, which inevitably led to a significant public indebtedness. Therefore, the Ministry of Economy was empowered to take the actions and deal with the formalities needed to reschedule the Federal Government’s debt.

Thus, on February 27, 2002, the Federal and Provincial Governments signed and agreement on the financial relationship and bases of a federal tax revenue sharing system which, among other issues, established that the Provincial Governments may request from Federal Government to renegotiate provincial public debts; such debts could thus be reprogrammed under the guidelines to which the federal governmental debt is subject.

The originally conditions of these assets were modified too under the terms of the pesification system. At the date of issuance of these financial statements, the process of swap of provincial debt has not yet been carried out.

Considering the issues mentioned above, an impairment does affect such credit facilities and a loss must therefore be recorded according to US GAAP for the difference between their accounting value and the expected value of their future cash flows.

The effects of adjustments required to state these amounts in accordance with US GAAP would be decreased assets by 704,445 and 1,147,941 at December 31, 2002 and 2001, respectively. On the other hand, income for the year ended December 31, 2002 would be increased by 443,496—net effect between additional allowances for loans losses of 178,373 and a monetary gain from these allowances by 621,869 (inflation effect) - and income for the year ended December 31, 2001 would be decreased by 1,147,941.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.5. Government and private securities valuation

37.5.1. Government securities—Listed—Investment accounts

At December 31, 2002, 2001 and 2000, as described in notes 4.4.2. and 4.4.9., Government securities (including those used for forward purchases under repurchase agreements) that the Bank decided to classify as investment accounts (following the regulations of the BCRA), were carried at cost (market quotation at the closing of the day before incorporation of holdings in investment accounts) adjusted for the accrual at fiscal year-end of interests and discounts.

According to US GAAP these securities should be considered as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, SFAS N°115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings.

Had US GAAP been applied, the Bank’s assets would be decreased 1,301,269, 20,597 and 31,568 at December 31, 2002, 2001 and 2000, respectively.

On the other hand, income for the years ended December 31, 2002, 2001 and 2000 would be decreased by 1,291,765, 57,913 and 49,996 respectively.

37.5.2. Government and private securities—Unlisted—Trading Account

The Bank carries its unlisted Government and private securities denominated in pesos at cost and its unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value the securities for accounting purposes.

Had US GAAP been applied, the Banks assets would be decreased by 46,647, 228,998 and 3,463 at December 31, 2002, 2001 and 2000, respectively. On the other hand, the income for the year ended December 31,2002 would be increased by 67,802 and the income for the year ended December 31, 2001 and 2000 would be decreased by 225,535 and 3,463 respectively. Additionally, see note 37.18

37.6. Gain contingencies

I) Constitutional protection actions

At December 31, 2002, as described in note 1.2.7.I, the Bank has decided to activate the difference between the paid amounts for constitutional protection actions and the deposit amount registered in accordance with the existing regulations, although the Government has not pronounced on an eventual compensation to the Bank for this issue.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

II) Portfolio variation coefficient

At December 31, 2002, as described in note 1.2.7.II, the Bank has activated the 50 % of the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation, although the Government has not pronounced on an eventual compensation to the Bank for this issue.

SFAS Nº 5 “ Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 488,495 at December 31,2002, and the income for the year ended December 31,2002 would be decreased by 488,495.

III) Credilogros Compañía Financiera S.A.

At December 31, 2002 the subsidiary Credilogros Compañía Financiera S.A. has presented different notes to the BCRA and to the Ministry of Economy requesting the compensation mentioned in note 1.1.4 generated by their negative position in foreign currency as of December 31, 2001, calculated on the basis of certain interpretation which were different from the existing regulations. In consequence, the Entity has activated the amounts that would arise from the eventual compensation.

Had U.S. GAAP been applied, the Bank’s assets would be decreased by 6,564 at December 31, 2002, and the income for the year ended December 31, 2002 would be decreased by 6,564.

37.7. Investment in other companies

At December 31, 2002, 2001 and 2000, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would be increased by 1,714, 3,852 and 3,852 at December 31, 2002, 2001 and 2000, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Central Bank rules. Under US GAAP, such investments, which are non-marketable securities, would have been valued at cost. Had US GAAP been applied, the Bank’s assets would be decreased by 6,775, 11,241 and 8,293 at December 31, 2002, 2001 and 2000, respectively.

On the other hand, the income for the years ended December 31, 2002 would be increased by 2,328 and would be decreased by 2,948 and 12,034 for the years ended December 31, 2001 and 2000 respectively due to the effect of the differences mentioned in the preceding paragraphs.

37.8. Foreign currency translation

U.S. GAAP foreign currency translation requirements are covered by SFAS Nº 52. A determination of the foreign entity’s functional currency, which is the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

currency of the primary economic environment in which it operates, must be made. Depending on the functional currency of the foreign entity, translations of financial statements are performed using a combination of current, average and historical exchange rates.

In the fiscal years ended December 31, 2001 and 2000, the Bank consolidated its financial statements with its subsidiary BBVA Uruguay S.A. Under US GAAP, the functional currency of BBVA Uruguay S.A. was the Uruguayan peso, a remeasurement to Argentine peso was required. Had US GAAP been applied, at December 31, 2001 and 2000 such adjustment was not material. Income for the year ended December 31, 2000 would be decreased by 47.

In the fiscal year ended December 31, 2002, this subsidiary was sold. In consequence, the comprehensive income at December 31, 2001 was charged to income in the fiscal year ended December 31, 2002 by 13,971.

The functional currency of Banco Francés (Cayman) Ltd. is the USD. Under U.S. GAAP its financial statements should be translated into Pesos at the current rate for assets and liabilities and at the average exchange rate for its results of operations.

The Bank, under Central Bank rules, has translated the assets, liabilities and results amounts of Banco Francés (Cayman) Ltd. at the applicable fiscal year-end exchange rate (see note 4.3). Had U.S.GAAP been applied, the Bank’s income for fiscal year ended December 31, 2002 would be decreased by 300,820, and the comprehensive income for that year would be increased for such amount. In opinion of the management, the effect of such adjustments is not material at December 31, 2001 and 2000.

37.9. Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would be increased by 31,838, 76,561 and 65,064 at December 31, 2002, 2001 and 2000, respectively. In addition, the income for the years ended December 31, 2002 and 2000 would be increased by 44,723 and 1,122, respectively, and would be decreased for the year ended December 31, 2001 by 11,497.

37.10. Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately 775,762 and 809,006 at December 31, 2002 and 2001, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see note 34).

37.11. Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required under U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. In the United States, accounting for forward foreign exchange contracts and futures contracts was governed prior to January 1, 2001, by SFAS Nº 52, “Foreign Currency Translation” and SFAS Nº 80, “Accounting for Futures Contracts”, respectively and since that date by SFAS Nº 133, “Accounting for Derivated Instruments and Hedging Activities”(see note 37.22). Under either standards, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 72,280 and 472,888 at December 31, 2002 and 2001, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see note 34).

37.12. Technical Valuation

A technical revaluation of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders´ equity” caption. Under BCRA rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders´ equity” to the extent of the original revaluation. Under U.S. GAAP, the technical valuation is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2002, 2001 and 2000. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

37.13. Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 14,967 and 61,177 at December 31, 2002 and 2001, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see note 34).

37.14. Variable—income investments

Consolidar Group has variable-income investments. Under BCRA rules, these investments were valued at their face value plus the respective agreed-upon yield accrued through the fiscal year-end and, where applicable, translated at the exchange rate effective as of that date.

US GAAP require that fair value for such investments be determined by means of mathematical models such as Black-Scholes.

The effect of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 57 at December 31, 2001, and would be increased assets by 91 at December 31, 2000. In addition, the income for the year ended December 31, 2001 would be decreased by 148, and would be increased for the years ended December 31, 2002 and 2000 by 57 and 140 respectively. In the opinion of the management, the effect of such adjustment is not material at December 31, 2002.

37.15. Reserves earmarked for covering death and disability risks

The Superintendencia de Seguros de la Nación (SSN), the agency overseeing Consolidar Compañía de Seguros de Vida S.A., provides the method to record and value the reserves earmarked for covering death and disability risks defined by Section 99 of Law Nº 24,241. Such resolution does not contemplate the calculation of the “Incurred but not reported reserve (IBNR)” by statistic procedure known as “triangle -method” and neither does it contemplate the possible differences that, due to financial market fluctuations, could arise between the income obtained by the company’s investments and the income accrued on the reserves that cover the disability risk under the above mentioned law. This is the accounting method required by statement of Financial Accounting Standard N° 60 “Accounting and Reporting by Insurance Companies”, as amended.

The effect of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 1,410 at December 31, 2001 and 2000. In addition, the income for the year ended December 31, 2002 and 2000 would be increased by 1,410 and 271, respectively. In the opinion of the management, the effect of such adjustment is not material at December 31, 2002.

37.16. Fair Value of Financial Instruments

In December 1991, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards Nº 107, “ Disclosures about Fair Value of Financial Instruments” (SFAS 107). This pronouncement became effective for fiscal years ended after December 15, 1992 and requires disclosure

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

SFAS 107 defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that both conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

In cases where quoted market prices are not available, fair value estimation are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flow, or other valuation techniques, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

In addition, disclosure of fair values is not required for non-financial assets and liabilities such as property and equipment, sundry assets and intangible assets and anticipated future business. As a result, the following fair values do not reflect the underlying value of the Bank.

A significant portion of the Bank’s assets and liabilities are in short-term financial instruments, with a remaining maturity of under one year, and/or with variable rates. These short-term and variable-rate financial instruments are considered to have a fair value equivalent to their carrying value at the balance sheet date.

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

–	Listed—Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2002 and 2001.

–	Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2002.

Other receivables from financial transactions

–	Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

based upon quoted market prices (if available) at December 31, 2002 and 2001 of the securities to be received after the fiscal year-end.

–	Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2002 and 2001, (almost 100% considering the contractual terms in effect as of such date), have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

In addition, as of December 31, 2001 the rescheduling of deposits under the terms of Communication “A” 3467, was not considered in the fair value calculation.

Advances requested from the BCRA

Fair value is estimated by discounting future cash flows of the Federal Government Guaranteed Loans—Decree No. 1387/01, given in guarantee to the BCRA.

Non-subordinated and subordinated corporate bonds

Fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and maturity.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see note 35);

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2002 and 2001 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2002 and 2001:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

	At December 31,
	2002		2001
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	1,042,910	1,042,910	1,885,168	1,885,168
Government and private securities (1)	2,223,388	1,314,956	1,495,552	1,255,272
Loans (2)	9,215,701	7,202,049	15,994,444	12,262,236
Other receivables from financial transactions	1,699,174	1,141,831	1,121,658	1,077,040
Assets subject to financial leasing	21,799	21,799	56,693	56,693
Investments in other companies	40,995	40,995	49,505	49,505

	14,243,967	10,764,540	20,603,020	16,585,914

Financial liabilities
Deposits	6,870,571	6,870,571	15,029,047	15,029,047
Other liabilities from financial transactions	5,136,388	4,762,193	2,605,618	2,594,119
Subordinated Corporate Bonds	85,001	78,201	371,489	325,809

	12,091,960	11,710,965	18,006,154	17,948,975

(1)	Includes the effect described in note 37.5
(2)	Includes the effects described in notes 37.4.3. and 37.4.4

37.17. Goodwill

–	On May 4, 1998, the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 425,509 related to the capital increase with nominal value 25,000 thousand paid in on December 19, 1997, and bearing up to 425,509 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with US GAAP would be increased assets by 253,008, 253,008 and 299,009 at December 31, 2002, 2001 and 2000, respectively. Additionally, the income for the years ended December 31, 2001 and 2000 would be decreased by 46,001.

–	On May 13, 1999, BBVA (majority owner of BF) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120 month-period). Under US GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had US GAAP been applied, the Bank’s assets would be increased by 9,281, 2,700 and 17,136 thousand at December 31, 2002, 2001 and 2000, respectively. Additionally, the income for the year ended December 31, 2002 would be increased by 6,581 and for the years ended December 31, 2001 and 2000 would be decreased by 14,436 each year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

–	SFAS 142 requires, effective January 1, 2002, that goodwill are no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the US GAAP goodwill. Had US GAAP been applied, the Bank’s assets would be decreased by 310,574 and 366,681 as of December 31, 2002 and 2001 respectively. On the other hand, the income for the year ended December 31, 2002 would be increased by 56,107 and the income for the year ended December 31, 2001 would be decreased by 366,681.

37.18. Transfers and servicing of financial Assets and Extinguishment of Liabilities

In June 1996, the FASB issued Statement Nº 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, as amended by SFAS Nº 127 “Deferral of the Effective Date of Certain Provisions of SFAS Nº 125”. SFAS Nº 125 as subsequently amended by SFAS N° 140, establishes a criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. This statement also establishes accounting requirements for pledged collateral.

During the fiscal year ended December 31, 2002, as mentioned in note 1.2.5., the Bank’s customers opted to swap their rescheduled deposits into bonds. For the mentioned bonds subscription, the Bank swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, which had US GAAP carrying values below the carrying value of the extinguished deposits, thus generating in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2002 of 251,220.

Management believes that the effect of the application of this accounting disclosure requirement does not have a material impact on the Bank consolidated financial condition or results of operations for the years ended December 31, 2001 and 2000.

37.19. Earnings Per Share

In February 1997, the FASB issued Statement Nº 128, “Earnings Per Share”, which is effective for interim financial information and annual financial statements with periods ending after December 15, 1997. SFAS 128 supersedes APB 15 and its interpretations. It applies to companies with publicly traded common stock or potential common stock and establishes a new methodology for reporting earnings per share (EPS). It requires that entities with simple capital structures present basic per share amounts for income for continuing operations and net income on the face of the income statement. All other entities subject to SFAS 128 must present basic and diluted per-share amounts for income from continuing operations and net income on the face of the income statement, regardless of the magnitude of their difference.

The adoption of this accounting disclosure is shown in note 39.24.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.20. Reporting on Comprenhensive Income (loss)

SFAS Nº 130 “Reporting on Comprenhensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other nonowner changes in equity. This statement, which is effective for fiscal years beginning after December 15, 1997, requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in notes 37.25. and 37.26.

37.21. Employer’s disclosures about pensions and other postretirement benefits

SFAS Nº 132 “Employers´ Disclosures about Pensions and Other Postretirement Benefits”. This Statement, which is effective for fiscal years beginning after December 15, 1997, revises employers´ disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS Nº 87 “Employers´ Accounting for Pensions”, Nº 88 “Employers´ Accounting for settlements and Curtalilments of Defined Benefit Pension Plans and for Termination Benefits” and Nº 106 “Employers´ Accounting for Postretirement Benefits Other Than Pensions”, were issued. The Statement suggests combined formats for presentation of pension and other postretirement benefit disclosures. The Bank has no kind of pension or other postretirement benefit plan in place.

37.22. Accounting for Derivative Instruments and Hedging Activities

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS N° 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement as subsequently amended by SFAS N° 137 and 138 is required to be adopted for reporting under U.S. generally accepted accounting principles for all fiscal years beginning after June 15, 2000.

SFAS N° 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Among other provisions, SFAS N° 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of high correlation and all hedge ineffectiveness is required to be reported currently in computation of net income. SFAS N° 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS N° 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value.

In note 35, it is explained in detail, the derivate instruments used by the Bank and the valuation methods of these instruments were explained in note 4.4.9. Management believes that the effect of the application of this accounting requirement does not have a material impact on the Bank consolidated financial condition or results of operations.

37.23. Foreign exchange difference

Under BCRA rules the effects of the devaluation of Argentine peso in the beginning of the fiscal year 2002 on the valuation in Argentine pesos of assets and liabilities were recognized in the fiscal year ended December 31, 2002.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

Had US GAAP been applied, the Bank’s net assets and income would be decreased by 1,212,372 at December 31, 2001, and the income for the year ended at December 31, 2002, would be increased by 1,212,372.

Additionally, as mentioned in note 1.2.2, the Bank booked in the Stockholder’s equity the gain resulting from the difference between the stockholder’s equity as of December 31, 2001 and the stockholders´ equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each US dollar. Under US GAAP that amount should be charged to income. Had U.S. GAAP been applied, the Bank’s income would be increased by 427,118.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.24 Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would be required if U.S. GAAP had been applied instead of Central Bank rules:

		Consolidated Net Income
	Ref.	Years ended December 31,
		2002	2001	2000
Net income as stated		(1,242,061)	30,797	363,872 (1)

Deferred taxes	37.1	(519,431)	1,796,723	5,283 (1)
Allowances on deferred tax assets	37.1	(1,469,851)	(337,084)	—
Loan origination fees	37.2	2,236	4,037	9,695
Intangible assets	37.3	10,784	10,260	20,180
Federal Government guaranteed loans	37.4.3	(94,361)	(1,746,181)	—
Provincial Government loans	37.4.4	443,496	(1,147,941)	—
Securities valuation	37.5	(1,223,963)	(283,448)	(53,459)
Gain contingencies	37.6	(495,059)	—	—
Investment in other companies	37.7	2,328	(2,948)	(12,034)
Foreign currency translation to reporting currency (Argentine peso)	37.8	(314,791)	—	(103)
Vacation expense	37.9	44,723	(11,497)	1,122
Variable income investments	37.14	57	(148)	140
Reserves earmarked covering death and disability risks	37.15	1,410	—	271
Goodwill Amortization	37.17	6,581	(60,437)	(60,437)
Impairment on goodwill	37.17	56,107	(366,681)	—
Gain on extinguishment of liabilities	37.18	251,220	—	—
Foreign exchange difference	37.23	1,212,372	(1,212,372)	—
Unrealized valuation difference	37.23	427,118	—	—

Approximated net (loss)/income in accordance with U.S. GAAP		(2,901,085)	(3,326,920)	274,530

Approximated net (loss)/income per share in accordance with U.S. GAAP (2)		(10.04)	(15,87)	1,26

Weighted average number of shares Outstanding (in thousands		288,880	209,631	209,631

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5).
(2)	See Note 37.19.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

		Consolidated Stockholders’ Equity
		At December 31,
	Ref.	2002	2001	2000
Stockholders’ equity as stated		2,011,227	2,055,020	2,205,157 (1)

Deferred taxes	37.1	1,417,365	1,936,796	140,073 (1)
Allowances on deferred tax assets	37.1	(1,806,935)	(337,084)	—
Loan origination fees	37.2	(30,142)	(32,378)	(36,415)
Intangible assets	37.3	(58,515)	(69,299)	(79,559)
Federal Government guaranteed loans	37.4.3	(1,703,871)	(1,746,181)	—
Provincial Government loans	37.4.4	(704,445)	(1,147,941)	—
Securities valuation	37.5	(1,347,916)	(249,595)	(35,031)
Gain contingencies	37.6	(495,059)	—	—
Investment in other companies	37.7	(5,061)	(7,389)	(4,441)
Foreign currency translation to reporting currency (Argentine peso)	37.8	—	—	—
Vacation expense	37.9	(31,838)	(76,561)	(65,064)
Variable income investments	37.14	—	(57)	91
Reserves earmarked covering death and disability risks	37.15	—	(1,410)	(1,410)
Goodwill	37.17	(48,285)	(110,973)	316,145
Foreign exchange difference	37.23	—	(1,212,372)	—

Approximated consolidated Stockholder’s (deficit) equity in accordance with U.S. GAAP		(2,803,475)	(999,424)	2,439,546

(1)	Modified from its original version to apply the adjustments to prior years’ income (loss) to these Consolidated Financial Statements (see note 5).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

37.25. The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Central Bank format:

	Consolidated Net Income
	Year ended December 31,
	2002	2001	2000(1)
Financial income	5,837,963	2,713,283	2,574,292
Financial expenses	4,578,507	2,611,287	1,188,397
Allowances for doubtful loans	828,949	4,011,857	294,594
Service income	546,965	1,168,211	1,155,066
Service expenses	57,604	125,689	109,666
Operating expenses	807,290	1,384,147	1,375,643
Net Monetary loss	611,942	—	—
Other income	568,126	2,088,697	369,586
Other expenses	3,006,912	1,090,450	634,412

Income (loss) before income tax and tax on minimum presumed income	(2,938,150)	(3,253,239)	496,232
Income tax and tax on minimum presumed income	(21,590)	—	(181,516)

Net (loss) income	(2,959,740)	(3,253,239)	314,716

Gain / (loss) on minority interest in subsidiaries	58,655	(73,681)	(40,186)

Final consolidated (loss) income	(2,901,085)	(3,326,920)	274,530

Comprehensive income / (loss)

Net (loss) income in accordance with US GAAP	(2,901,085)	(3,326,920)	274,530

Other comprehensive income (loss), net of tax (2):	325,884	31,233	(17,053)

Comprehensive net (loss) income in accordance with US GAAP	(2,575,201)	(3,295,687)	257,477

(1)	Modified from its original version to apply the adjustments to prior years´income (loss) to these Consolidated Financial Statements (see note 5).
(2)	See note 37.26.

37.26. Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2002, 2001 and 2000:

Tax effects

	Year ended December 31,
	2002			2001			2000
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation Adjustments	314,791	—	314,791	(20,832)	7,291	(13,541)	(1,632)	571	(1,061)
Unrealized gains/(losses) on Securities:
Unrealized gains/(losses) arising during fiscal year	17,066	(5,973)	11,093	68,884	(24,110)	44,774	(24,603)	8,611	(15,992)

Other comprehensive income gain / (loss)	331,857	(5,973)	325,884	48,052	(16,819)	31,233	(26,235)	9,182	(17,053)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

Accumulated other comprehensive income balances

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000
	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income
Beginning balance	(13,971)	(11,093)	(25,064)	(430)	(55,867)	(56,297)	631	(39,875)	(39,244)
Current-fiscal year change	314,791	11,093	325,884	(13,541)	44,774	31,233	(1,061)	(15,992)	(17,053)

Ending balance	300,820	—	300,820	(13,971)	(11,093)	(25,064)	(430)	(55,867)	(56,297)

37.27. Cash flows information

For purposes of the accompanying statement of cash flows the Bank considers cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of inflation from operating, investing and financing activities.

December 31, 2002
Cash and cash equivalents at end of year	1,042,910
Cash and cash equivalents at beginning of year	1,885,168

Subtotal	(842,258)
Reversal of inflation restatement of cash at beginning of year	1,021,244

Increase in cash and cash equivalents	178,986

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash used in operating activities	(1,250,030)

Cash flows from investing activities	2,065,129
Cash flows from financing activities:	3,494,145

Increase in cash and cash equivalents	178,986

37.28. New accounting pronouncements (U.S. GAAP)

a) Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board has issued SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement are

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment, respectively. The effect of the adoption of this SFAS is described in note 37.17 U.S. GAAP.

b)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

c)	Accounting for Impairment and Disposal of certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

d)	Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting For Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002. As of December 31, 2002, the Bank has applied the provisions of this SFAS (see note 37.18).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

e) Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

f) Acquisitions of Certain Financial Institutions

The provisions of new Statement 147 relate to the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. This Statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. The application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002

g) Accounting for Stock—Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure—an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted.

h) Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.

i) Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the fiscal years ended December 31, 2002, 2001 and 2000

Stated in thousands of Pesos

otherwise is effective at the beginning of the first interim period beginning after June 15, 2003

j) Guarantor’s Accounting and Disclosure requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been included in these financial statements.

k) Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

In the opinion of the management, the provisions of the rules described in a), c), d), f) and j) adopted during 2002 did not have a material effect on net loss or shareholders´ deficit under US GAAP. Also, the adoption of provisions of the rules described in b), e), g), h), i) and k) which will be adopted in 2003 are not expected to have a material effect on net loss or shareholders´ deficit under US GAAP.

Exhibit No.	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

8.1	Subsidiaries of the Company

12.1	Letter from BBVA Banco Francés S.A. to the Securities and Exchange Commission regarding certain representations given by Arthur Andersen LLP with respect to its audit as of December 31, 2001

12.2	Certification of Chief Executive Officer and Chief Financial Officer