Form 20-F
period 2003-12-31
BBVA BANCO FRANCES SA
filed 2004-06-29
CIK 913059

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-12568

BBVA BANCO FRANCÉS S.A.

(Exact name of Registrant as specified in its charter)

BBVA FRENCH BANK

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation)

Reconquista 199

C1003 ABB Buenos Aires

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

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2003 is:

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

BBVA BANCO FRANCÉS S.A.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

•	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina”) or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such us exchange rates and the Consumer Price Index (“CPI”);

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors”.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of date hereof. Banco Francés undertakes no obligation to update or revise these forward-looking statement or to publicly release the result of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Information on the Company”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

Banco Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see note 4.5 to our consolidated financial statements) and the accounting principles in the United States (“U.S. GAAP”). See note 37 to our consolidated financial statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The consolidated financial statements are presented in accordance with the guidelines of Technical Resolution No. 4 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—”FACPCE”), modified by Technical Resolution No. 19, and the disclosure standards set by the Central Bank.

The Bank presents its financial statements in equivalent purchasing power. These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and according with the CNV General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the Central Bank and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement method until February 28, 2003.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2003	2002	2001
Banco Francés Cayman Ltd. and subsidiary (1)	X	X	X
BBVA Uruguay S.A. and subsidiary (2)			X
PSA Finance Argentina Compañía Financiera S.A.	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary	X	X	X
Atuel Fideicomisos S.A.	X	X	X

(1)	The Bank sold its entire equity interest in Banco Francés Cayman to BBVA in March 2004.
(2)	The Bank sold its entire equity interest in BBVA Uruguay to BBVA in May 2002.

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float, and as of June 24, 2004 traded at approximately Ps 2.94 per US$1.0. See note 4.2 to the consolidated financial statements. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since June 30, 1998.

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

As more fully explained in note 1.1 to the consolidated financial statements, since the last quarter of 2001, the economic conditions in Argentina have been fragile, which led the Argentine Government (the “Government”) to take a series of measures that have affected the financial system as a whole, including the Bank and its subsidiaries. As of the date of this report the Government is analyzing additional measures intended to remedy the effects of the crisis and solve the structural problems affecting both the economy and the financial system.

The impact of the crisis on the Bank’s equity and financial position as of December 31, 2003 was acknowledged in accordance with the regulations of the Central Bank and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

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

The impacts of the crisis on the Bank’s equity and financial position as of December 31, 2003 and 2002 was accounted for in accordance with the regulations of the Central Bank and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

Selected Financial Data

The information in this section has been selected from the consolidated financial statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, consolidated financial statements, and related notes. The selected financial data for the fiscal years ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

Changes to Argentine law have had a significant impact on our operations. Such changes in the law and their impact on our operations have rendered any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina” and “Factors Related to Banco Francés”.

	At or for the Fiscal Year Ended December 31,
	2003	2002(11)	2001(11)	2000(10)(11)	1999(10)(11)
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	1,883,236	5,664,274	3,019,080	2,647,180	2,228,533
Financial expenses	(1,711,293)	(4,612,425)	(1,409,278)	(1,197,201)	(997,530)

Gross Intermediation Margin	171,943	1,051,849	1,609,802	1,449,979	1,231,003
Provision for loan losses	(77,506)	(655,395)	(1,126,014)	(296,777)	(331,795)
Service charge income	457,778	548,764	1,172,799	1,153,856	1,126,311
Service charge expenses	(49,594)	(58,031)	(126,620)	(110,478)	(101,351)
Operating expenses	(681,121)	(869,188)	(1,393,156)	(1,407,293)	(1,413,539)
Net other income / (Net other expenses)	88,026	(690,126)	11,490	(194,052)	(149,480)

(Loss) / Income before income tax	(90,474)	(672,127)	148,301	595,235	361,149
Income tax	(188,681)	(21,750)	(43,049)	(187,296)	(155,760)
Monetary Loss	(1,091)	(616,475)	—	—	—
Net (Loss) / Income	(280,246)	(1,310,352)	105,252	407,939	205,389

(Loss) / Income on Minority Interests in Subsidiaries	4,520	59,090	(74,227)	(41,371)	(44,763)

Final Consolidated (loss) / Income	(275,726)	(1,251,262)	31,025	366,568	160,626

Net (loss) / income per Ordinary Shares(2)	(0,75)	(4,33)	0,15	1,75	0,81
Net (loss) / income per ADS(2)	(2,25)	(10,12)	0,44	5,25	2,43
Cash dividends per Ordinary Share	—	—	—	0,35	0,20
Cash dividends per ADS	—	—	—	1,05	0,60
Net Operating Revenue (3)	580,127	1,542,582	2,655,981	2,493,357	2,255,963
Operating Income (4)	(178,500)	17,999	136,811	789,287	510,629
Net Operating Income per Ordinary Shares (2)	(0,48)	0,06	0,65	3,77	2,58
Net Operating Incomes per ADS (2)	(1,44)	0,18	1,95	11,31	7,74
Average Ordinary Shares outstanding (000s) Primary	368,128	288,880	209,631	209,631	198,163
Amounts in accordance with U.S. GAAP:
Net (loss) Income	98,394	(2,922,578)	(3,351,566)	276,564	285,554
Net (loss) Income per Ordinary Share(2)	0,27	(10,12)	(15,99)	1,31	1,43
Net (loss) Income per ADS(2)	0,81	(30,36)	(47,97)	3,93	4,29

	At or for the Fiscal Year Ended December 31,
	2003	2002(11)	2001(11)	2000(10)(11)	1999(10)(11)
	(in thousands of pesos) (1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	1,639,154	1,050,636	1,899,133	1,170,347	1,121,042
Government and private securities	3,042,451	2,239,859	1,506,631	3,252,070	2,740,892
Loans, net of allowances	8,336,352	9,283,971	16,112,931	14,498,162	13,309,603
Other assets	3,518,302	3,691,846	2,852,411	10,140,222 (9)	6,865,104
Total assets	16,536,259	16,266,312	22,371,106	29,060,802 (9)	24,036,641
Deposits	8,078,216	6,921,468	15,140,382	17,615,402	14,458,774
Other liabilities	6,707,646	7,318,721	5,160,481	9,223,907	7,636,011
Total liabilities and minority interest in subsidiaries	14,785,862	14,240,189	20,300,863	26,839,308	22,094,784
Capital stock	368,128	368,128	209,631	209,631	209,631
Issuance premiums	934,211	934,211	343,215	343,215	340,086
Adjustments to stockholder’s equity	769,904	769,904	742,537	763,523	761,415
Retained earnings	430,500	430,500	430,500	351,247	312,801
Unrealized valuation difference	430,282	430,282	—	—	—
Unappropriated earnings	(1,182,628)	(906,902)	344,360	553,877	317,923
Total stockholders’ equity	1,750,397	2,026,123	2,070,243	2,221,493	1,941,856
Amounts in accordance with U.S. GAAP
Total Assets	12,474,060	12,467,287	19,772,824	29,239,705 (9)	25,600,363
Total Stockholders’ equity	(2,885,528)	(2,824,245)	(1,006,825)	2,457,619	2,292,772

	At or for the Fiscal Year Ended December 31,
	2003	2002(11)	2001(11)	2000(10)(11)	1999(10)(11)
	(in thousands of pesos) (1)
SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP
Profitability and Performance
Return on average assets(5)	-1.68%	-6.48%	0.12%	1.38%	0.69%
Return on average stockholders’ equity(6)	-14.60%	-61.09%	1.45%	17.61%	9.27%
Services charge income as a percentage of operating expenses	67.21%	63.14%	84.18%	81.99%	79.68%
Operating expenses as a percentage of average assets(7)	4.15%	4.50%	5.42%	5.30%	6.03%
Capital
Stockholders’ equity as a percentage of total assets	10.59%	12.46%	9.25%	7.64%	8.08%
Total liabilities as a multiple of stockholders’ equity	8.45x	7.03x	9.81x	12.08x	11.39x
Credit Quality
Allowances for loan losses as a percentage of total loans	5.22%	10.27%	7.37%	3.01%	3.72%
Non-performing loans as a percentage of gross loans(8)	6.66%	11.19%	3.95%	3.91%	5.01%
Allowances for loan losses as a percentage of non-performing loans(8)	78.39%	91.79%	186.48%	77.03%	74.15%

(1)	Except per-share and per-ADS data and financial ratios.
(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Include financial income, financial expenses, service charge income and service charge expenses.
(4)	Include financial income, financial expenses, provision for loan losses, services charge income, service charge expenses and operating expenses.
(5)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)	Non-performing loans include all loans to borrowers classified as “problem”, “deficient servicing”, “high insolvency risk”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.
(9)	Include unused collections.
(10)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See notes 4.1 and 5 to the consolidated financial statements for the fiscal year ended on December 31, 2002
(11)	The financial statements for the fiscal year ended December 31, 2002, 2001, 2000 and 1999, were restated in the February 28, 2003 currency by applying the adjustment rate derived form the internal WPI published by INDEC.

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

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS
	Ps.(1)	US$(2)	Ps.(1)	US$(2)
December 31, 2003 (3)	—	—	—	—
December 31, 2002 (3)	—	—	—	—
December 31, 2001 (3)	—	—	—	—
December 31, 2000	0.35	0.35	1.05	1.05
December 31, 1999	0.20	0.20	0.60	0.60
December 31, 1998	0.10	0.10	0.30	0.30

(1)	Historical values.
(2)	Based upon the closing exchange rate quoted by Banco Nación on the date of payment.
(3)	Since April 2002, the Central Bank has suspended the payment of dividends by Argentine financial institutions. As from June 2, 2004, by Communication “A” 4152 the suspension of profits distribution will have no effect with the prior authorization of the Central Bank and under certain conditions. See “Financial Information - Dividends”

Exchange Rates

The following table shows the annual high, low, average and year-end free and controlled exchange rates for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High		Low		Average(1)
Month Ended May 31, 2004(4)	Ps.	2.9642	Ps.	2.8438	Ps.	2.9197
Month Ended April 30, 2004(4)	Ps.	2.8633	Ps.	2.8037	Ps.	2.8359
Month Ended March 31, 2004(4)	Ps.	2.9387	Ps.	2.8550	Ps.	2.8976
Month Ended February 29, 2004(4)	Ps.	2.9613	Ps.	2.9165	Ps.	2.9319
Month Ended January 31, 2004(4)	Ps.	2.9428	Ps.	2.8567	Ps.	2.8928
2003 (through December 31)(4)	Ps.	3.3625	Ps.	2.7485	Ps.	2.9493
Month Ended December 31, 2003(4)	Ps.	2.9898	Ps.	2.9330	Ps.	2.9606
2002 (through December 31)(4)	Ps.	3.8675	Ps.	1.0000	Ps.	2.9793
2001 (through December 31)(3)	Ps.	1.0000	Ps.	1.0000	Ps.	1.0000
2000 (through December 31)(2)	Ps.	1.0000	Ps.	1.0000	Ps.	1.0000
1999 (through December 31)(2)	Ps.	1.0000	Ps.	1.0000	Ps.	1.0000

(1)	The average of monthly average rates during the period.
(2)	Source: Banco Nación.
(3)	Source: Banco Nación. From December 23, 2001 through January 11, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(4)	Source: Central Bank.

The exchange rate on June 24, 2004 was Ps 2.94 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires—“BCBA)” and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars because. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2003 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 194 % vis-à-vis the dollar.

	At or for the Fiscal Year Ended December 31,				1999
	2003	2002	2001	2000
Devaluation Rate	(42.70)%	236.00%	0.00%	0.00%	0.00%
Exchange Rate	2.9330	3.3600	1.0000	1.0000	1.0000
Inflation Rate(1)	1.84%	118.21%	(5.45)%	2.61%	1.12%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

Most of our operations and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. As detailed below and as further described in “Information on the Company – Recent Political and Economic Developments in Argentina,” Argentina has experienced an economic and political crisis in recent years, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. These conditions have had and may continue to have an adverse effect on Banco Francés’s financial condition and results of operations.

In the last quarter of 2001, following almost four years of recession, high levels of external indebtedness and with the country risk ratings at its worst level, Argentina found itself in a critical economic situation marked by a significant decrease in deposit levels, high interest rates, a significant decline in the demand of products and services and a substantial increase in unemployment. The economic debacle was accompanied by a political crisis that led to the resignation of president Fernando De la Rúa in December 2001, which was followed by a quick succession of interim presidents that ended with the election by the Legislative Assembly of Senator Eduardo Duhalde as president in January 2002.

The Government’s ability to fulfill its obligations and availability of credit lines were greatly diminished. On December 23, 2001, interim President Adolfo Rodríguez Saá declared the suspension of debt payments on a significant portion of Argentina’s sovereign debt.

By late 2001, significant deposits were withdrawn from financial institutions as a result of the lack of confidence in the country’s economic future and the ability of the Government to sustain the parity of the peso with the U.S. dollar. This run on deposits had a material adverse effect on the Argentine financial system as a whole, including Banco Francés. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis that hindered collections by financial institutions thus adversely affecting their ability to refund deposits.

On December 1, 2001, in light of the severe withdrawal of deposits from the financial system, the Government established tight restrictions on cash withdrawals from banks and imposed controls on the transfer of funds outside of Argentina. The restrictions on cash withdrawals from banks, known as the “corralito,” were lifted by December, 2002.

The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the Government or any particular set of economic policies, created an atmosphere of great uncertainty. During 2002, the Government implemented measures to address the effects of amending the Convertibility Law and the asymmetric conversion into pesos of foreign currency denominated debts and bank deposits subject to Argentine law. Moreover, these measures were also designed to allow the Government to recover access to financing, reduce Government spending, restore liquidity to the financial system, reduce unemployment, and generally stimulate the economy. Beginning in July 2002 the demand for pesos began to grow. The peso began to appreciate, the consumer inflation rate decreased sharply and deposits began to flow back into the financial system attracted by high interest rates. Employment in the private sector also showed a modest increase in the second part of the year as a result of growth in the tradable goods sector. Industrial activity, driven by exports and import substitution, began to recover in April 2002 and reached a monthly growth rate of 1.7% in the last quarter of the year.

On May 25, 2003, Néstor Kirchner became the new the President of Argentina. The main developments that occurred under the new administration include the following: Argentina reached an agreement with the International Monetary Fund, or IMF, to refinance debt with multilateral financial institutions; the Gross Domestic Product, or GDP, increased by 8.7 % during 2003; the unemployment rate declined from 20.7 % to 14.5 % between the 4th quarter of 2002 and the 4th quarter of 2003; total deposits in the financial system grew approximately 22% in 2003; the inflation rate in 2003 was 3.7%, much lower than the 22% inflation rate estimated in the national budget for 2003; and the foreign exchange rate fell to Ps.2.96 per U.S. dollar at year end. See a more detailed description of the developments in 2003 in “Information on the Company—Recent Political and Economic Developments in Argentina.”

Two years have elapsed since the beginning of the crisis in Argentina’s financial system and, despite some encouraging developments in the Argentine economy, such as the relative stabilization of certain economic variables, there are still a considerable number of macroeconomic and political uncertainties that affect the normalization of the banking system.

The devaluation of the peso and other economic measures adopted by the Government have stimulated economic growth; however, Argentina continues to face considerable political and economic uncertainty.

Although general economic conditions have shown improvement and political and social unrest have diminished considerably in 2003, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past four years have given rise to significant uncertainties about the country’s economic and political future. Therefore, despite recent economic growth, it is possible that Argentina may experience recession, higher inflation and unemployment, and political and social unrest, which could have a material adverse effect on Argentina’s financial system, our results of operations and financial condition. See “Information on the Company—Recent Political and Economic Developments in Argentina.”

The Government has reached an agreement with the IMF; however, there can be no assurance as to the effects of a breach of this agreement on the Argentine economy and the financial system.

On September 10, 2003, Argentina and the IMF executed a letter of intent for an agreement to refinance Argentina’s debt with multilateral financial institutions maturing over the next three years in the amount of US$21.61 billion. See a more detailed description of the negotiations and the agreement with the IMF in “Information on the Company — IMF Financing.” While the agreement was welcomed by several political and business sectors, it requires the adoption of austere fiscal measures to repay the Argentine Government’s debt and to balance its budget and other structural reforms, including a primary surplus target of 3% of the GDP for 2004, the reform of the tax laws to extend the VAT base and to gradually eliminate the tax on banking transactions, the amendment of laws and regulations affecting financial institutions, and the revision of utility concession agreements, among others. However, there can be no assurance that Argentina will honor its commitments under the agreement with the IMF, or as to the impact of a breach of the agreement on the Argentine economy. These factors could have an adverse impact on the Argentine economy, which would negatively affect the Argentine financial system, our financial condition and results of operations.

The restructuring of the Argentine sovereign debt is pending and a failure to achieve a restructuring of the sovereign debt may materially and adversely affect the Argentine economy in general, the results and the solvency of the Argentine financial system and our financial condition and results of operations.

After the suspension of payments on portions of Argentina’s sovereign debt, the Government’s fiscal problems intensified as a result of the devaluation of the peso. As most of the Government’s financial liabilities are U.S. dollar-denominated, the cost, in peso terms, of servicing these liabilities increased significantly as a result of the devaluation. In addition, peso-denominated tax revenues constitute the majority of Argentina’s tax receipts and although tax revenues have increased in peso terms, they have decreased in U.S. dollar terms. Therefore, the Government’s ability to honor its foreign debt obligations was materially and adversely affected by the devaluation of the peso.

On September 22, 2003, the Government submitted to bond holders a first proposal for the restructuring of Argentina’s sovereign bonds in default. Dissatisfaction expressed by foreign creditors and institutions led the Argentine Government to announce new guidelines for a debt restructuring proposal on June 1, 2004. Negotiations are likely to be complex, given the large number of creditors holding over one hundred different series of bonds denominated in different currencies. The restructuring of the Argentine sovereign debt is regarded as one of the most complex restructurings in history and is surrounded by uncertainties. For a more detailed discussion of the restructuring process, see “Information on the Company –The Crisis in Argentina and the measures implemented by the Government in 2001, 2002 and 2003.” The Government’s current inability to make payments and to obtain financing may trigger numerous legal actions by creditors, and may impair the continuity of the current economic recovery and result in recession, higher unemployment rates and increased social discontent. In that event, the results and the solvency of the financial system as a whole, and our financial condition and results of operations, are likely to be materially and adversely affected.

Although the sovereign debt restructuring process currently being carried out by the Government does not include most of the sovereign debt placed in the local market that was already restructured during 2000 and 2001 or new debt, no assurance can be given that these portions of the sovereign debt will not be included in a future restructuring proposal of the Argentine Government. Likewise, no assurance can be given that the Government will honor these obligations in accordance with their terms.

On November 1, 2001, the Government instructed the Ministry of Economy to offer, on a voluntary basis, the exchange of federal and provincial public debt for loans or federal government bonds secured by the Government or the Provincial Development Trust Fund, with the purpose of obtaining a reduction of the interest on the securities exchanged and an extension of repayment terms. This process was part of a first step in the restructuring of the Argentine sovereign debt, which the Government called the “local tranche.” For a more detailed description of the restructuring process see “Information on the Company –The Crisis in Argentina and the measures implemented by the Government in 2001, 2002 and 2003.” Additionally, financial institutions have received “Argentine Government Peso Bonds due 2007” (“BODEN 2007”) and/or “LIBOR Argentine Government U.S. Dollar Bonds Due 2012” (“BODEN 2012”) in compensation for the mismatch of their foreign currency positions following the compulsory pesification of a portion of their asset and liability portfolios.

Although BODEN 2012, BODEN 2007 and most of the local tranche of the sovereign debt were not included in the Government’s restructuring proposal, no assurance can be given that they will not be eventually included in a new restructuring process initiated by the current administration. Because sovereign debt placed in the local market represents a very significant portion of the assets of Argentine financial institutions, any Government proposal that includes reductions in the amounts to be repaid on such debts would diminish the solvency of the Argentine financial system and undermine even further Argentina’s access to new financing in the international markets. These events could have a material adverse effect on our financial condition.

The devaluation of the peso diminished the ability of Argentine borrowers with foreign currency denominated debt to make payments on such debt. The recent appreciation of the peso has improved these debtors’ payment capacity. However, no assurance can be given that the exchange rate will remain stable and that Argentine banks will be able to collect on their foreign currency denominated loans.

The devaluation of the peso has materially and adversely affected the ability of Argentine borrowers with foreign currency denominated debt that was not converted into pesos to make principal and interest payments on such debt. Argentine utility companies, whose rates are regulated (and which were U.S. dollar based prior to the devaluation) have been particularly affected since Argentine regulators have not authorized rate increases commensurate with the devaluation. Some of these companies successfully completed debt restructuring processes during 2003. Although the appreciation of the peso has improved the economic situation of these companies and could benefit Argentine banks in terms of their ability to collect on non performing loans, no assurance can be given that the improved payment capacity of these borrowers will result in the repayment of non-performing loans owed to Argentine banks, which could have an adverse effect on the results of operations and financial condition of Argentine banks, including Banco Francés.

As of December 31, 2003 we had a total of Ps.1,035 million in loans outstanding to Argentine utility companies and other large corporate borrowers, which have been conservatively provisioned according to our management’s estimates of potential losses. See “Business Overview—Corporate Banking.”

The appreciation of the peso and the stability of the foreign exchange market has led the Government to relax currency exchange controls. However, no assurance can be given that currency exchange controls will not again be tightened and that such circumstance will not have a material adverse effect on the results and the solvency of the financial system.

During the first quarter of 2002 and as the economic crisis deepened, the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, and the requirement of Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Additional Information – Exchange Controls.” While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, our results of operations and financial condition.

The differences in exchange rates mandated to convert foreign currency into pesos for foreign currency denominated assets as opposed to liabilities was compensated by the Government with bonds. However, the definitive amount of compensation for banks is still subject to validation from the Central Bank, which has objected to the accounting criteria applied by some banks for calculating such compensation. The final determination of the compensation may have an adverse effect on the financial condition of Argentine financial institutions, including Banco Francés.

Pursuant to the provisions of the Public Emergency Law and various Decrees, it was established that financial institutions would be compensated with bonds for certain losses derived from the pesification of assets. Decree No. 494 dated May 12, 2002 set forth a methodology to determine the amount of such compensation and provided that the compensation was intended to restore the financial institutions’ net worth as of the time of the pesification, compensating them for (i) the losses resulting from the conversion into pesos of a substantial portion of their obligations at an exchange rate of Ps.1.40 per U.S. dollar, well above the Ps.1 per U.S. dollar rate applied to the conversion into pesos of some of their receivables in foreign currency, through the delivery of bonds, providing, to such end, the issuance of BODEN 2007; and (ii) the mismatch of their foreign currency positions following the compulsory pesification of a portion of their assets and liabilities portfolio, by converting the originally peso-denominated compensatory bonds into U.S. dollar-denominated bonds and, where necessary, subscribing a U.S. dollar-denominated coverage bond. To such end, the Government provided for the issuance of BODEN 2012.

Subsequently, Decree No. 905 dated May 31, 2002 established a general methodology to determine the amount of compensation to be received by each financial institution in the form of compensatory bonds. The compensation to which a financial institution was entitled was calculated by taking into account the imbalances resulting from the effect of the economic policy measures on such financial institution’s balance sheet as of December 31, 2001. The Government and the Central Bank modified and complemented the calculation methodology in several occasions, which resulted in changes in the amount of the compensation. All financial institutions have recorded the compensatory bonds in their financial statements. See a more detailed description of the methodology to be applied to calculate the compensation in “Information on the Company –The Crisis in Argentina and the Measures Implemented by the Government in 2001, 2002 and 2003.”

The Central Bank, which has started inspections to confirm the compensation amounts determined by the financial institutions, has objected to certain accounting criteria applied by some financial institutions in the calculation of their compensation. The resolution of these regulatory matters could result in an amount of compensation that is lower than expected, which would have an adverse effect on the financial condition of Argentine financial institutions, including Banco Francés.

Financial institutions have made payments related to currency exchange rate differences in the refunding of deposits authorized by decisions of the courts, for which financial institutions have not been compensated. Such payments have had and may continue to have a material adverse effect on the liquidity and the solvency of the financial system and on our financial condition.

In 2002 the Government passed new laws and regulations covering a wide array of political, economic, financial and foreign exchange emergency matters. Numerous depositors filed lawsuits known as “amparos,” against the Government, the Central Bank and the depository financial institutions, in which the plaintiffs claimed that the Public Emergency Law and the regulations thereunder infringed their constitutional rights. Following the judgment rendered by the Argentine Federal Supreme Court (the “Supreme Court”) in “Kiper v. the Federal Government et al,” lower courts massively started to order financial institutions, through provisional remedies in actions for the protection of constitutional guarantees, to partially refund bank deposits in foreign currency or its equivalent amount in pesos calculated at the current market exchange rate.

On February 1, 2002, the Supreme Court, in its decision in relation to a provisional remedy in “Banco de Galicia y Buenos Aires on immediate intervention in the proceeding: “Smith, Carlos Antonio v. Federal Executive on extraordinary summary proceedings” held Decree 1570/01, as amended and supplemented, unconstitutional, reasoning that it restricted the availability of bank deposits, and indicated that this Decree and the related regulations were unreasonable because of the lack of proportion between the means employed and the purpose sought with their implementation.

In response, Congress passed Law No. 25,587, known as the “anti-trickle down law,” which was published in the Official Gazette on April 26, 2002. This law prevented depositors from withdrawing their deposits through provisional remedies ordered in actions for protection of constitutional rights by the courts, until all possible instances of appeal have been exhausted, with certain exceptions. In addition, on July 24, 2002, the Government issued Decree No. 1316/02 (subsequently ratified by Law No. 25,725), establishing a temporary suspension of 120 business days for compliance with, and enforcement of, provisional remedies and final judgments issued in the legal actions seeking the refund of deposits through judicial injunctions. Financial institutions were required to record court orders in chronological order and inform the relevant court and the Central Bank. Upon expiration of the 120-day period, the financial institution was required to comply with the court order within 30 business days. In the case of exceptions to these rules, the case had to be referred to the Central Bank, which was required to comply with the court order on behalf and account of the financial institution. However, several courts held this regulation unconstitutional.

The Supreme Court has not yet passed judgment on the constitutionality of the mandatory conversion of foreign currency denominated deposits into pesos in a decision that would encompass all depositors. Thus far, different appellate courts, including the

Supreme Court of Argentina, in “Province of San Luis v. Federal Government on action for protection of constitutional guarantees,” have ruled that the laws and regulations establishing the pesification and mandatory rescheduling of deposits were unconstitutional. The effects of this Supreme Court’s decision were limited to the parties to this case, which were a province and the Federal Government, and not private citizens. Therefore this precedent may not be extended to ordinary depositors. Moreover, the Supreme Court’s decisions are not binding on the lower courts, i.e. its effects are limited to the parties to the proceedings in which such decisions are rendered. Nevertheless, lower courts usually follow and apply the Supreme Court’s precedents. Lower courts have ordered banks to return deposits in U.S. dollars or the equivalent amount in pesos calculated at a free exchange rate.

Furthermore, the Central Bank issued on April 3, 2003 Communication “A” 3916, which allowed to record as an intangible asset the differences arising from the compliance with court orders in cases challenging regulations in force in accordance with Law No.25.561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date) is being amortized monthly over a 60-month period as from April 2003.

Banco Francés has paid more than Ps.940 million related to the exchange rate differences in the refunding of deposits pursuant to court orders. Banco Francés has stated in a note to the financial statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange differences resulting from compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

In addition, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association or ABA), which represents all foreign-capital national banks, including Banco Francés, and the remaining financial institutions, filed a compensation request with the Ministry of Economy for the foreign exchange differences generated by compliance with court decisions in constitutional protection actions brought by depositors who held accounts denominated in dollars prior to the change of the convertibility regime. Other bank associations, such as ABAPPRA (Argentine Association of Government and Private Owned Banks), have also filed compensation requests on the same terms. In this respect, the Minister of Economy submitted a bill to the Congress to provide compensation to financial institutions for those losses.

However, financial institutions will not be entitled to receive any compensation for these currency exchange rate differences until the Supreme Court has passed judgment on the constitutionality of the mandatory conversion of foreign currency denominated deposits into pesos. To the extent that financial institutions are not adequately compensated by the Government for the losses caused by these court decisions, the payments made to comply with court orders have and may continue to have an adverse effect on the financial condition of Argentine banks, including Banco Francés.

Financial institutions have suffered losses pending compensation related to the difference resulting from the substitution of the Reference Stabilization Index (Coeficiente de Establización de Referencia, or the “CER”) by the Salary Variation Index (Coeficiente de Variación Salarial, or the “CVS”). Although the Congress has approved compensation to financial institutions for these losses, and the Central Bank has issued the regulation applicable to the determination of the amount of compensation, the final determination of the compensation for these losses may have a material adverse effect on the results and the solvency of the Argentine financial system and on our financial condition.

In 2002, the Government decided that all loans and bank deposits mandatorily converted into pesos would be adjusted through the application of the CER, which reflects the monthly variations of the consumer price index. In May, 2002 the Government resolved to replace the CER by the CVS for the readjustment of the principal of certain loans outstanding as of February 3, 2003, including certain residential mortgage loans, personal loans, and loans secured by personal property. The CVS is calculated and published by the INDEC, and the Government determines the interest rates applicable to these loans from the date on which the CVS became effective. Argentine financial institutions have had losses as a consequence of the difference in the index (up to March, 2004) applicable to the adjustment of these assets until May, 2004, when the CVS no longer applied. Banco Francés suffered a loss greater than Ps.140 million, as of December 31, 2003, stemming from the substitution of the CER by the CVS; such loss was registered as an asset and partly provisioned.

In January 2004, it was ordered by law that financial institutions would be compensated for the differences resulting from applying CVS over certain assets and CER over certain liabilities, with “Floating Rate Argentine Government Peso Bonds Due 2013” (“BODEN 2013”) in a total amount up to Ps.2.8 billion. The Central Bank established the procedure to compensate each financial institution by Communication “A” 4114. For a more detailed description of the compensation procedures see “Information on the Company –The Crisis in Argentina and the Measures Implemented by the Government in 2001, 2002 and 2003”.

On May 6, 2004, the Asociación de Bancos de la Argentina (ABA) filed a request before the Ministry of Economy seeking compensation for the losses suffered by financial institutions as a consequence of the substitution of the CER by the CVS. As of the date of this report, the Ministry of Economy has not responded to this request.

Regarding the compensation procedure established in Communication “A” 4114, on May 18, 2004 the Bank filed a note before the Central Bank and the Ministry of Economy by which it accepted the mentioned compensation procedure, subject to the approval by the Central Bank of the methodology carried out by the bank to calculate the corresponding compensation. In the event the Central Bank does not approve the mentioned methodology, the Bank could consider filing a claim for compensation either in administrative or judicial jurisdiction.

The final determination of the compensation to each financial institution as determined under applicable regulations may result in an amount that is lower than the actual loss. Therefore, the losses resulting from the application of the CVS and the final resolution of regulatory questions concerning the compensation to each financial institution may have a material adverse effect on the results and the solvency of the Argentine financial system and on our financial condition.

The measures taken by the Government during 2002 and 2003 to provide liquidity to depositors with rescheduled deposits in the financial system and the court orders regarding the refund of such deposits accelerated the decrease of CER, (mainly consumer price index) adjusted liabilities, producing a structural mismatch in terms and rates of assets and liabilities that has materially and adversely affected the results of operations of financial institutions in 2003. This mismatch may continue to have a material adverse effect on the results and the solvency of the Argentine financial system and on our financial condition.

As a result of the measures adopted by the Government and court orders regarding bank deposits ( See “Information on the Company—The Crisis in Argentina and the Measures Implemented by the Government in 2001, 2002 and 2003”), the financial system experiences a structural mismatch in the interest rates and the terms of their assets and liabilities that makes the net interest income remain strongly dependent on the level of real interest rates. As a result of the conversion into pesos of foreign currency risk assets, a significant portion of the financial system’s risk assets accrue interest at an annual fixed rate and are adjusted by the CER, whereas most of the liabilities are subject to fixed |interest rates (except for rescheduled deposits and financial liquidity assistance from the Central Bank granted during the crisis, which accrue interest at rates of 2% and a 3.5%, respectively, and are adjusted by the CER). Such structural mismatch tends to grow as rescheduled deposits decrease, whether as a result of court rulings ordering the refund of deposits, or the occurrence of the remaining rescheduled maturities.

This mismatch was larger prior to April 30, 2003. On that date, the Government responded with a partial solution to the claims presented by the financial institutions on this matter, by issuing Decree 739/03 and Central Bank Communication “A” 3941, according to which amounts received as financial liquidity assistance from the Central Bank, which accrued interest at a fixed rate, now accrue interest at an annual rate of 3.5% and are adjusted by the CER.

In addition to the structural mismatch of CER-adjusted assets and liabilities, the net interest income of banks is being affected by the exposure to exchange rate variations vis-à-vis the foreign currency position. These structural mismatches, if not appropriately addressed by the authorities, could have a material adverse effect on the profitability of Argentine financial institutions, including Banco Francés.

Factors Related to Banco Francés

The Central Bank deemed the reformulation of the regularization and reorganization plan filed by the Bank to have been effected. However, as the plan is subject to completion, if the transactions contemplated therein are not consummated, the Central Bank could take measures provided for in the Financial Institutions Law.

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders´ equity and liquidity. In turn, the Central Bank required the Bank to formally submit this plan. The plan filed on May 31, 2002, would regularize and restore the Bank’s financial health in relation to its compliance with the technical regulation on minimum cash, which had been affected by the liquidity crisis triggered by the decline in deposits and court rulings in actions brought by depositors. The plan comprised the measures adopted in April and May, 2002, in relation to the financial assistance received from BBVA and the Central Bank, the sale of the Bank’s interest in another company, the commencement of the execution of an administrative restructuring plan and a capital increase. The plan was updated in October, 2002, and in February and May 2003.

On September 4, 2003, the Central Bank requested the Bank to reformulate the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and to conform the Bank’s technical ratios to the requirements of Communication “A” 3959 and complementary regulations related to minimum capital requirements in force as from January 1, 2004. On January 21, 2004, the Bank filed a formal reformulation of the plan with the Central Bank.

On March 18, 2004, the Central Bank notified the Bank of Resolution No. 52/04 issued by the Superintendency of Financial and Exchange Institutions dated March 17, 2004, by which the reformulation of the regularization and reorganization plan of the Bank is deemed to have been effected. Such plan included the following actions:

(i) The sale of the Bank’s subsidiary, Banco Francés (Cayman) Limited, after the swap of: a) Government secured loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in dollars belonging to Banco Francés at market value; and b) financial loans granted to Banco Francés by BBVA and Banco Francés (Cayman) Limited, in equal amounts.

(ii) The sale of Federal Government Secured Loans by Banco Francés (Cayman) Limited to BBVA at market value; BBVA would pay-the purchase price of the participation in Banco Francés (Cayman) Limited to Banco Francés-through the transfer of those loans.

(iii) The subsequent capitalization of Francés by means of a loan amounting to US$ 77.70 million granted by BBVA, and, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40.00 million, to the extent that other shareholders of Banco Francés do not exercise their preemptive rights.

(iv) In connection with the sale of Banco Francés (Cayman) Limited, the Bank is authorized to: a) consider, for purposes of Communication “A” 3911 and complementary regulations, as holdings as of February 28, 2003, the Government secured loans swapped prior to the sale and the proceeds from the sale of Banco Francés (Cayman) Limited; and b) absorb up to $ 200.00 million of the net result generated by the transaction against the “unrealized valuation difference” account.

v) Until the earlier of: (a) a term of 90 days or (b) the date of the sale of the Banco Francés (Cayman) Limited, Banco Francés is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of securities of pension fund administrators, immobilized assets and risk concentration.

vi) According to the Central Bank’s resolution, the facilities granted are subject to the following conditions: (i) the completion of all the actions contemplated in the Regularization and Reorganization Plan, and (ii) the filing with the Central Bank of evidence of any required authorizations of any foreign governmental or regulatory authorities, within specified periods of time.

As of the date of this annual report, the Bank has carried out the swap of assets and sale of the Banco Francés (Cayman) Limited. As a consequence of these transactions, the adjusted shareholders’ equity has substantially increased, on an individual basis, allowing the Bank to meet the minimum capital requirements and other technical ratios related to the adjusted shareholders’ equity established by the Central Bank. In addition, the shareholders’ meeting held on April 22, 2004 resolved a capital increase as required by the Central Bank.

However, as the plan is subject to completion, if the transactions contemplated therein are not consummated, the Central Bank could take actions contemplated in the Financial Institutions Law. See “The Argentine Banking System and its Regulatory Framework – Central Bank”

Banco Francés has a significant portfolio of bonds of, and loans to, the Government and Argentine provinces. Because of our high level of exposure, any new restructuring of such debt or the failure by the federal or provincial governments to meet their obligations in accordance with their terms would have a material adverse effect on our financial condition.

As of December 31, 2003 Banco Frances’s position in public sector debt totaled approximately Ps.9.3 billion, mainly consisting of: Ps.5.9 billion in secured loans, Ps.1.3 billion in BODEN 2012, Ps.0.6 billion in Argentine Republic External Bills Series 74, Ps.1.0 billion in guaranteed bonds, Ps.0.086 billion in Tax Credit Certificates (Certificados de Crédito Fiscal), Ps. 0.062 billion in Argentine Treasury Bonds 90 and Ps.0.3 billion in Central Bank’s bills. On September 22, 2003, the Government submitted to bondholders a proposal for the restructuring of Argentina’s sovereign bonds in default, which included the Argentine Republic External Bills Series 74 and the Argentine Treasury Bonds 90. The Bank has ceased to record as a receivable the interest accrued on these assets and has written off the accrued and unpaid interest.

Although most of the bonds and loans from the federal and provincial governments held by Banco Francés were not included in the proposed restructuring, there can be no assurance that the “local tranche” of the sovereign debt or the BODEN 2012 will not be eventually included in a new restructuring process initiated by the Government. Because of the high level of exposure of Banco Francés to the sovereign debt, any Government proposal that changes the terms and conditions of repayment of the sovereign debt could have a material adverse effect on our financial condition. Similarly, a default by the Government or the Argentine provinces in a substantial amount would also have a material adverse effect on our financial condition.

Although the differences in exchange rates mandated to convert foreign currency into pesos for foreign currency denominated assets as opposed to liabilities were compensated by the Government with bonds, the definitive amount of compensation is still subject to validation by the Central Bank. The Central Bank has objected to certain accounts and accounting criteria used by the Bank to calculate the compensation, which could have a material adverse effect on our financial condition.

The Bank has submitted to the Central Bank three informative requirements regarding the amount to be compensated according to Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, reflected in the last filing made by the Bank on December 23, 2002, amounts to Ps. 797,300 thousands. The Bank subscribed BODEN 2012 for a nominal value of thousands of US$ 569,500 (at the exchange rate of Ps.1.4 per U.S. dollar). In addition, to cover the remaining negative foreign currency position after the pesification, the Bank requested the Central Bank an advance to subscribe for bonds up to the concurrence of its negative net foreign currency position for the amount of thousands of US$37,039. As of this date such amounts are pending validation by the Central Bank.

On September 11, 2002, the Central Bank credited BODEN 2012 for a nominal value of US$421.89 million, and on October 29, 2002 for a nominal value US$88.89 million (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the Central Bank released bonds with a face value of US$386.00 million. Then the Bank made a contribution to its subsidiary Banco Francés (Cayman) Ltd. The remaining bonds will be blocked until the Central Bank gives its definitive approval of the compensation amount.

The balance sheet of the Bank and its subsidiaries shows as of December 31, 2003 in its assets Ps. 1,025,022 in BODEN 2012 (under “Government Securities”) and Ps.250,149 in BODEN 2012 to be received (under “Other receivables from financial transactions”).

On July 29, 2003 the Bank received a note from the Central Bank in which the Central Bank questioned certain items and recording criteria that gave rise to the compensation requested, and also indicated that it is analyzing other items that are part of the compensation requested. On November 12, 2003, the Bank responded that it had made a reasonable interpretation of current regulations and requested the Central Bank to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations. Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above, recognizing part of the compensation amount requested by the Bank, but reducing the requested compensation amount by approximately Ps. 267,000 million. On March 16, 2004, the Bank has filed a motion of appeal of the Central Bank’s resolution.

Subsequently, Communication “A” 4122 of the Central Bank, dated March 26, 2004, clarified the criteria for the compensation of the other items subject to the Central Bank’s review in respect of the calculation made by Banco Francés, with no additional impact on the calculation of the compensation.

Through a letter dated April 15, 2004, the Bank requested from the Central Bank the release of BODEN 2012 owed to the Bank in connection with the compensation that is not at issue with the Central Bank, which is currently pending resolution.

In addition, on December 31, 2003 the Bank received a complementary letter from the Central Bank objecting to certain additional items of the compensation for lower amounts. The Bank has requested the analysis of said file, which is pending resolution by the Central Bank.

Moreover, the outcome of an action filed by the Bank with the Ministry of Economy regarding the financing of the Trust Fund for the Assistance of Financial Institutions (see note 22 and 23 to the consolidated financial statements as of December 31, 2003) may result in an increase of dollar-denominated liabilities, with the corresponding increase in the total compensation to be received under the terms of the compensation mechanism for financial institutions mentioned before.

The final decision of the Government regarding the compensation amount to be granted to Banco Francés may have a material adverse effect on our financial condition, which may eventually be covered by general provisions made by the Bank.

The asymmetric conversion of foreign currency assets and liabilities into pesos has created a structural mismatch of terms and rates of assets and liabilities that has materially and adversely affected the Bank’s results of operations in 2003. Banco Francés has a high level of exposure to the risks associated with this mismatch, which may have a material adverse effect on the Bank’s financial condition.

Banco Francés finds itself among the private banks in Argentina with the highest volumes of assets and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos. Although new rules regulating the matching of rediscounts received from the Central Bank with bonds and loans recorded as assets in the Bank’s books had reduced our exposure and mismatch by approximately Ps.1,800 million as of April 2003, the remaining imbalance adversely affected the Bank’s results of operations in the first semester of 2003, as a consequence of the real positive interest rates paid on fixed-rate liabilities. During the second half of the year, the negative effect disappeared as interest rates fell to a level of approximately 5%. Nevertheless, no assurance can be given that the relative behavior of interest rates and the consumer price index will not have a material adverse effect on our profitability in the future.

Legal actions may continue to have a material adverse effect on the Bank’s financial condition, solvency, and profitability.

Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, neither Federal courts nor Buenos Aires City or Provincial courts have ruled on the merits of the such legal actions. Consequently, the final outcome of these legal actions is still unknown. These legal actions have had and may continue to have a material adverse effect on the results and the financial condition of Banco Francés.

Creditors of Banco Francés cannot collect any debt from any shareholder.

Banco Francés is a corporation organized under the laws of Argentina. Under Argentine law, the liability of shareholders is limited to the shares they have subscribed and paid in under Law No. 19550. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations arising under transactions conducted by the Bank.

Argentine corporate disclosure, governance and accounting standards may provide different information than would be provided under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and U.S. accounting and financial reporting standards. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Operating and Financial Review and Prospects –US and Argentine GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP relating to our financial statements and a reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Lawsuits against us brought outside Argentina, the enforcement of foreign judgments and complaints based on foreign legal concepts may be unsuccessful.

We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee, and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in the United States courts, judgments obtained in the United States based upon the civil liability provisions of the federal securities laws of the United States.

Under Argentine law, enforcement of foreign judgments is recognized provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are complied with. Among other requirements, the foreign judgment must not violate the principles of public policy of Argentine law, as determined by an Argentine court. In addition, there is doubt as to whether an action could be brought successfully in Argentina on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Because we are a financial institution, any insolvency proceeding against us would be subject to the powers and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If Banco Francés were unable to pay its debts as they fall due, the Central Bank would intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator, and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, the shareholders’ may realize substantially less on the claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24485 in force since April 18, 1995, as amended by Law No. 24467, provides that in case of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date on which the Bank’s license is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

Factors related to Banco Frances’s subsidiaries

Consolidar AFJP S.A. (“Consolidar”) and Consolidar Compañía de Seguros de Vida S. A. (“Consolidar Vida”) have rejected an amendment of the terms of Government secured loans in their portfolios (except, in the case of Consolidar, partially in connection with certain mandatory legal reserves -encaje-). As a consequence, the exchange of Government debt securities by secured loans carried out in year 2001 has been reversed in the case of Consolidar and Consolidar Vida and therefore not only they have been excluded from interest payments under the secured loans, but also, they will be subject to the restructuring of the Argentine government debt securities that they will receive back as a result of the reversal referred to before. In addition, certain other Argentine government securities held by Consolidar, are also subject to such restructuring. The restructuring of the Argentine government debt securities will probably have a material adverse effect on Consolidar and Consolidar Vida (See “Information on the Company - Recent Political and Economic Developments in Argentina”). As a result of all of the circumstances set forth before, Consolidar and ConsolidarVida may be exposed to litigation.

In 2001 Consolidar, Consolidar Vida and Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Retiro”) agreed to exchange certain securities issued by the Government that they had in their portfolios for Government secured loans. In 2002, the Government proposed an amendment to the terms and conditions of such Government secured loans and ordered the suspension of debt service payments on these loans. The acceptance of the amendment was a condition for the creditors under the loans to receive principal and interest payments. Consolidar and Consolidar Vida did not accept (in the case of Consolidar, only partially in connection with certain mandatory legal reserves –encaje-)the amendments to the conditions of pesification of secured loans. As a result of the lack of acceptance of such amendments, in August 2003, the Government ordered the return of the original securities that had been exchanged in year 2001 for the Government secured loans and determined, for accounting purposes, that such original securities be valued as if they were secured loans (without considering interest and CER accrued since August 2003).

In connection with all these Government measures, Consolidar, Consolidar Vida and Consolidar Retiro initiated several legal actions, the resolution of which is still pending. An adverse resolution of those actions could have a material adverse effect on these companies and result in lawsuits in connection to the liability of their managers and directors for the breach of their fiduciary duties.

1. Consolidar.

Overview

From the viewpoint of the Retirement and Pension Fund Administrators (Administradoras de Fondos de Jubilaciones y Pensiones or “AFJPs”), the mandatory conversion of foreign currency denominated assets into pesos resolved by law in 2002 introduced a unilateral mechanism that enabled the different actors in the financial system to breach their contractual commitments, thus creating a series of distortions for which there is no easy solution.

Regulatory changes occurred during 2002 brought about serious consequences that continued to pervade the Argentine pension system during 2003, such as the decline in the value of the pension funds in dollar terms as a result of the mandatory conversion into pesos of foreign currency denominated bonds of Argentine governmental and private issuers governed by Argentine law and the default declared in respect of the Argentine sovereign external and domestic debt securities; an increase in the risk associated with the position of AFJPs as fund managers; and delays in the procedures to obtain pension benefits payable by the Government due to administrative backlog and the Government’s lack of resources to fulfill such obligations.

During 2003, the sovereign risk exposure of AFJPs decreased by approximately 10%, and AFJPs’ investment portfolio assets grew considerably.

Since the government of president Néstor Kirchner took office in May 2003, some of the most relevant developments for AFJPs have been the following:

(i) The Government has not honored the terms of the secured loans granted by AFJPs, and interest payments on such loans have been suspended. The Government has decided to hand back the underlying exchanged bonds which are in default and subject to restructuring. Such default has generated a liquidity problem in the AFJP industry, further discussed below. The Government has started negotiations with the AFJPs with respect to the restructuring of the sovereign debt, which will probably have a material adverse effect.

(ii) The Government is promoting a reform in the pension system, and the AFJPs have not been given an opportunity to participate in the process.

For more information about relevant developments affecting our subsidiaries engaged in the AFJP business, see “Information on the Company – Recent Political and Economic Developments in Argentina”.

The loss of value of the assets under management AFJPs have exposed AFJPs to a heightened risk of litigation that may have a material adverse effect on their financial condition and results of operations.

The pesification of foreign currency denominated assets and liabilities greatly reduced the value of the assets in the pension funds managed by AFJPs in dollar terms. The loss of value of AFJPs’ portfolios was aggravated by the Government’s failure to honor its obligations under the secured loan agreements with the AFJPs and the Government’s proposal to restructure the sovereign debt.

AFJPs have initiated legal actions challenging the conversion of Government debt securities denominated in foreign currencies into pesos and the effects of the pesification of assets on the investment portfolios of AFJPs.

AFJPs obtained a judicial victory when the Federal Administrative Court of Appeals (Cámara de Apelaciones en lo Contencioso Administrativo Federal) allowed to go forward a claim challenging a Government’s resolution that required AFJPs in late 2001 to purchase Argentine Treasury notes (Letras del Tesoro or Letes) with the proceeds of term deposits. The Government has filed a motion of appeal to this ruling with the Supreme Court. Those Letes are subject to the restructuring of the Argentine sovereign debt. As such restructuring may occur before the final decision of the Supreme Court, if Consolidar decided to accept such restructuring, it would have to abandon the legal action referred to in this paragraph.

In addition, Consolidar has initiated legal actions challenging the return of the underlying governmental bonds exchanged for secured loans. Such underlying bonds are subject to the restructuring of the Argentine sovereign debt, which will probably have a material adverse effect.

Because the funds managed by AFJPs have significantly lost value in dollar terms, as discussed above, there is a risk of litigation against AFJPs, their managers and directors based on theories of breach of fiduciary duties. AFJPs have sought to protect the value of the assets under management through a series of administrative and judicial actions as described above. Most AFJPs are questioning, through alternative strategies the measures taken by the Government that have impaired and continue to affect the value of the managed funds, and have refused to consent to any legal or regulatory measures that might somehow undermine the value of such funds.

No material lawsuits have been filed against Consolidar AFJP. Any legal action directed against the AFJPs, their managers and directors could affect the assets of the AFJPs as opposed to the assets under management, which would have a material adverse effect on the financial condition of AFJPs.

AFJPs are experiencing a liquidity crisis that is preventing in part the normal administration of pension benefits. Such disruptions in the pension system have had and may continue to have a material adverse effect on the financial condition and the results of operations of AFJPs.

The devaluation of the peso, the pesification and the effects of the suspension of payments on the Argentine sovereign debt have also generated liquidity problems in the pension funds. Such liquidity constraints have created difficulties in the transfer of workers from one AFJP to another. AFJPs have been working to implement measures that would alleviate such temporary liquidity problems.

To the extent that there is no solution to the liquidity crisis of the AFJPs, there is a risk that pension benefits may not be provided as contemplated in the laws and regulations governing the pension system, and there is an increased risk of litigation. These factors, taken as a whole, may have a material adverse effect on the financial condition and the results of operations of AFJPs.

Consolidar AFJP has not experienced any liquidity problems, due to the characteristics of its investment portfolio. Consolidar has initiated (i) an administrative motion and (ii) a precautionary measure, challenging the suspension of payments under the secured loans. The latter has been dismissed.

The Government is promoting a reform of the pension system that may have uncertain consequences for AFJPs.

The Government is currently promoting a reform of the pension system. Although the scope of the envisaged changes is still unclear, the Government has indicated that any proposed modification would not replace the AFJP based system with a distribution system.

During 2003 no concrete measures were adopted towards the reform of the pension system. Nonetheless, no assurance can be given that the definitive reform plans will not have a material adverse effect on the AFJP´s industry.

2. Consolidar Vida.

The liquidity of our subsidiary Consolidar Vida has been materially and adversely affected by the economic crisis. New regulations may also have a material adverse effect on its financial condition and results of operations.

For pension life insurance companies, the Government’s default on its debt obligations, together with the devaluation and the conversion of their portfolios into pesos, has had an impact on their assets, which consists mostly of securities issued by the Argentine federal and local governments denominated in dollars, such as secured loans, which were also converted into pesos. These companies need to match their assets in close relationship with their technical liabilities, which, in this case, must be paid-in in pesos adjusted according to AFJP quota values.

The conversion of pension life insurance companies’ holding of dollar-denominated public securities into secured loans that were later converted into pesos, and the absence of a secondary market for these securities, has limited the AFJPs liquidity as a consequence of the legal nature of the new instruments. However, Consolidar Vida has not been materially affected as of today.

The pesification of the assets of pension life insurance companies may continue to have a material adverse effect on the financial condition of the companies in the industry. Also, the final regulations of definitive retirement benefits for incapacity may also have a material adverse effect on pension life insurance companies, including Consolidar Vida.

3. Consolidar Retiro.

The devaluation of the peso and the conversion into pesos of all the foreign currency agreements has had and may continue to have a material adverse effect on our subsidiary Consolidar Retiro.

Retirement insurance agreements comprise two well-defined stages. The first is the stage of savings and capitalization, when the capital is accumulated. During the second stage the insurance company makes periodic payments to the insured party. During the capital accumulation stage, the contracts recognize the insured party’s right to redeem the accumulated capital at any time prior to the beginning of annuity payments.

The accumulated capital amounts of policy holders were affected by the devaluation of the peso and the conversion into pesos. The regulations for such conversion only recognized the insured party’s right to claim the value in pesos at a rate of one peso per U.S. dollar plus the adjustment of such amount according to the CER.

The insurers, in turn, were unable to return the agreed amounts as the Government’s default on its debt, the devaluation and conversion into pesos had directly affected their investments, which consist of deposits and private or public securities in foreign currency.

As a consequence, policy holders started to seek reimbursements from the insurance companies. Consolidar Retiro immediately responded by promoting a dialog with its clients, which resulted in a very low level of litigation. As of December 31, 2003, on a total of 6,263 retirement insurance policies, there had been only 228 legal claims over a sixteen-month period, which claims represented 3.64% of the total portfolio.

To minimize the damaging effects of the asymmetric conversion into pesos, Decree No. 558/2002 enabled the insurers to offer to the insured parties redemption schemes contemplating a number of options. Following the new regulation, Consolidar Retiro submitted for approval of the SSN different option plans for the redemption or maintenance of policies issued in dollars, which have been approved. At present these option plans are being offered to policyholders, and have already been accepted by more than 85% of the original portfolio, both in the number of policies and in amounts.

The investments made with reserves after the devaluation of the peso and the conversion of assets into pesos, the appreciation of the peso, and expectations generated by institutional changes, have resulted in a decrease of the claims for redemption as a result of an attitude of cautious confidence in the new rules of the game on the part of the insured parties. Despite these positive developments. the lone-lasting effects of the devaluation and the conversion of assets into pesos may continue to have a material adverse effect on the financial condition and the results of operations of Consolidar Retiro.

Possible claims derived from the conversion of life annuity agreements in dollars into pesos may have a material adverse effect on the financial condition and results of operations of Consolidar Retiro.

Life annuity agreements denominated in dollars were converted into pesos at the rate of Ps.1.40 per U.S. dollar by decision of the National Insurance Superintendency of Argentina. Initially, beneficiaries had in their accounts a greater amount in pesos as a result of the conversion, which increased their purchasing power. As a result there were a minimal number of claims.

Even if these amounts were additionally increased by later gains made on such investments and exceeded any salary adjustment granted by the public sector as well as the inflation for the period, Consolidar Retiro. has started to receive claims from insured parties. These claims, to this date, continue to be minimal in comparison to the total policy portfolio. As of December 31, 2003 there had been a total of 52 claims in a universe of 4,056 active life annuity accounts, representing 1.28% of the portfolio.

The favorable evolution of the exchange rate, as well as the revaluation of public and private securities in default are elements that tend to reduce the probability of further claims and legal actions against Consolidar Retiro. However, an increase in the number of claims and legal actions could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

IMPACT OF RECENT EVENTS IN ARGENTINA ON BANCO FRANCÉS

The Financial System’s Liquidity Crisis in 2001 and in 2002 and its Effect on Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Accordingly, the quality of our loan portfolio and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy experienced a persistent recession since 1998, and in 2002 the recession deepened into an unprecedented political and economic crisis which disrupted Argentina’s financial system and effectively paralyzed its economy. In response to the crisis, the Government undertook numerous and far-reaching initiatives, the full consequences of which are still uncertain. See “Recent Political and Economic Developments in Argentina”.

Although the long-term effects of the crisis and the governmental measures still remain uncertain, they had a material adverse effect on our liquidity, financial condition, results of operations and business prospects. See “Effects of the Argentine Crisis on Banco Francés since December 31, 2001.”

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

The liquidity crisis became especially aggravated in the second quarter of 2002 and our deposit base showed a sharp decrease. However, since July 2002 deposits begun to flow back into the system allowing for the gradual rebuilding of our deposit portfolio.

Effects of the Argentine Crisis on Banco Francés since December 31, 2001

The economic recession and the deep crisis in Argentina, as well as governmental measures, described elsewhere in this annual report materially and adversely affected our liquidity in the first half of the year 2002 and materially and adversely affected our financial condition, results of operations and business prospects. Furthermore, future results of operations will continue to be impacted by significant charges mainly related to the foreign exchange differences stemming from the reimbursement of deposits under precautionary measures.

Below is a summary of the main adverse consequences of the measures taken during 2002 and of the economic scenario on Banco Francés:

(i) The economic and financial measures undermined the basis for a large portion of financial institutions’ business because said measures deeply affected the confidence of depositors and investors in the Argentine financial system and deteriorated the public sentiment towards all financial institutions. As a result, the role of financial institutions as financial intermediaries was severely hampered, reducing bank activities to the management of payment mechanisms and the administration of the remaining loan portfolio.

(ii) Pursuant to Decree No. 214/02 and complementary rules, certain of our dollar-denominated assets and liabilities were pesified at different exchange rates. For these pesified liabilities and certain pesified assets, an inflation adjustment mechanism was established. For other pesified assets, a salary adjustment mechanism was established. Decree No. 214/02 and Decree No. 905/02 provided that the losses resulting from the “pesification” of certain of our dollar-denominated assets and liabilities together with the devaluation of the peso would be compensated by the Government through the issuance of compensatory bonds and established a methodology for calculating the amount of the compensation. Decree No. 905/02, dated June 1, 2002, provided that the compensation to which a financial entity was entitled would be calculated by taking into account the imbalances created on such financial institution’s unconsolidated balance sheet as of December 31, 2001, excluding from such balance sheet the assets of its foreign subsidiaries or branches but including, to that effect, certain secured government loans and other loans which were granted under Argentine law and consequently pesified held by each bank’s foreign branches and subsidiaries which would be considered at the value at which they were registered by the relevant foreign branch or subsidiary.

(iii) The Bank submitted the Central Bank three informative requirements regarding the amount to be compensated according to the Decree No. 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originated from the last presentation made by Banco Francés on December 23, 2002, amounted to Ps.797,300 thousand. Banco Francés applied this amount to the subscription of BODEN 2012 for a nominal value of US$569,500 thousand (at the exchange rate of 1.4 pesos to each dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the Central Bank an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of US$37,039 thousand.

On September 11, 2002, the Central Bank had credited BODEN 2012 for a nominal value of US$421,890 thousand and on October 29, 2002 for a nominal value of US$88,894 thousand (net of collateral security margin of 15%), in accordance with a previous compensation estimate submitted by the Bank. Such bonds were blocked up to March 2003, where the Central Bank liberated US$386 million nominal value of BODEN 2012. The remaining bonds are still blocked until the Central Bank’s definite approval regarding the compensation amount is given.

As required by the Central Bank´s Communication “A” 3703, the compensation received was booked, retroactively, in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to Ps.1,217,700 thousand (historical value Ps.591,301 thousand), was allocated to “Financial Income—Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•	The amount of compensation received for the difference between Stockholders´ Equity as of December 31, 2001, and the Stockholders´ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each dollar, amounting to Ps.424,223 thousand (historical value Ps.205,999 thousand), was allocated to the Stockholders’ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

As of December 31, 2003 the Bank keeps registered in its asset BODEN 2012 for an amount of Ps. 1,025,022 thousand (under Government securities) and BODEN 2012 to be received for an amount of Ps.250,149 thousand (under “Other receivables from financial transactions”). Such amounts are pending validation by the Central Bank, which as of the date of this annual report has already objected certain accounts and accounting criteria of that the Bank used to calculate the compensation amount.

(iv) In addition, the authorities have not determined, as of the date of this annual report, if the foreign exchange differences resulting from payment of deposits pursuant to depositors’ judicial actions, at exchange rates greater than the Ps.1.4 per dollar (plus CER and interest), at which rate pesification was enforced, will be compensated and if so how. As for the losses introduced by the existence of different coefficients to adjust pesified deposits and other liabilities (the CER) and certain mortgage and personal loans and secured car loans (the CVS), on January 2004, it was ordered by law that financial institutions would be compensated with “Floating Rate Argentine Government Peso Bonds Due 2013” (BODEN 2013). For detailed description of the compensation. See “The Crisis in Argentina and the Measures Implemented by the Government in 2001, 2002 and 2003”

(v) Decree No. 905/02, established a mechanism pursuant to which any depositor of rescheduled deposits and demand deposits, as well as any depositor that participated in the voluntary exchange regime previously established by Decree No. 494/02, was given a 30-day option to exchange their deposits for new Government bonds, the terms of which were set forth in Decree No. 905/02. Decree No. 905/02 provided for the issuance of a peso-denominated bond maturing on 2007 and two dollar-denominated bonds maturing on 2005 and 2012, respectively. See “Operating and Financial Review and Prospects—Considerations on Politics and Economy in Argentina”.

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

For purposes of obtaining such Bonds, the financial institutions were required to first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions had to elect one of the following options:

•	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

•	Obtain advances from the Central Bank in pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

•	Pay them with their own resources without receiving the Central Bank’s financial assistance.

This Swap II—Decree No. 1836/02, which was postponed until May 23, 2003, resulted in the release of some Ps.206 million of rescheduled deposits in the Bank.

Moreover, by Decree No. 739/03, the Government established the liberalization of rescheduled deposits originally made in foreign currency. Under such regulation depositors could opt to maintain their rescheduled deposit or to receive (i) from the banks, their original deposit converted into pesos at the Ps.1.4/US$ exchange rate adjusted by CER and with accrued interest, and (ii) from the Government, a (Boden 2013) for the difference between such amount and the original deposit converted into pesos at the free exchange rate.

The scheme for such refunding of rescheduled deposit was as follows:

•	immediate refunding of rescheduled deposits under Ps.42,000,

•	a 90 days term deposit for those rescheduled deposits up to Ps.100,000 and over Ps.42,000; and

•	a 120 days term deposit for those rescheduled deposits over Ps.100,000

As a result of these options, some Ps.609 million rescheduled deposits were liberalized in the Bank. Out of Ps.318 million under 42,000, approx. 90% remained as new deposits.

(vi) During the first half of year 2002 the lack of domestic and foreign depositor confidence in the Argentine financial system caused a substantial decline in our deposit base, as compared to December 31, 2001. Deposits decreased sharply from Ps. 15,140 million as of December 31, 2001 to Ps.7,795 million as of June 30, 2002 – in inflation adjusted values. However, as from July 2002 deposits begun to flow back into the system and our deposits begun to recover following systemic trend – and keep growing as of the date of this annual report. See “Business Overview”.

(vii) Economic activity was virtually paralyzed by the December 2001 crisis and the establishment of the “corralito”. The economic and financial measures deepened the crisis and further adversely affected economic activity, consumer spending, investment and unemployment levels. Our intermediation business shrunk due to liquidity needs, lack of credit demand and lack of legal framework.

(viii) Asset quality of our loan portfolio deteriorated as a result of the crisis, that reached mainly large corporations with dollar denominated debt in the international markets and with peso denominated income. As for the retail segment, purchasing power was reduced significantly following the increase in inflation and unemployment, resulting in increased payment delinquencies.

(ix) We had difficulties to collect certain loans in order to repay certain foreign financing pursuant to its original terms. In addition, we required the Central Bank’s approval to convert pesos into dollars and transfer funds abroad in order to make principal and interest payments on such debt.

(x) Liquidity contraction caused the suspension of lending activities during the fiscal year 2002. However, we maintained credit cards financing, overdrafts and other short-term financing, particularly in the consumer segment, supporting the performance of transactional products.

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

On January 1, 2002 Dr. Eduardo Duhalde was appointed President by the Congress and took office, undertaking a number of far-reaching initiatives including the repeal of the Convertibility law. The following Monday the commercial dollar rate was set at 1.4 pesos per dollar, although the financial exchange market reopened in the following week, with a rate of 1.7 pesos to the dollar. In the first half of 2002, the peso devalued by 290%. The Central Bank lost a large portion of its reserves as a result and there was a significant increase in domestic money supply following the granting of rediscounts to banks. Beginning in July 2002 economic agents began to consider that the depreciation of the peso in real terms had been excessive, and the demand for pesos began to grow, stabilizing the exchange rate of pesos for the dollars. Beginning in October 2002, the peso recovered at a faster rate, and the Central Bank increased its purchases of foreign currency. At the end of 2002 the peso recorded a cumulative depreciation of 240%.

The change in monetary system brought with it new regulations that required renegotiation and changes in contractual relationships that affected the operation of the Argentine economy, resulting in numerous legal disputes.

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

In addition, after a first quarter during which tax revenues fell sharply, tax receipts began to pick up as a result of the effect of withholding taxes on exports and the impact of inflation on sales taxes such as VAT. Export withholding taxes were introduced in March to help shore up declining revenues by taxing the sectors that benefited from the devaluation, and in the middle of the year rates were increased from 10% to 20% in the case of cereals and oilseeds and their by-products. Payments on account of the financial transactions tax were eliminated, and these two taxes totaled 1,000 million pesos monthly. Total annual tax revenues increased by 12%. The increase in primary spending was substantially lower, in spite of the introduction of unemployment subsidies that were made available to over two million unemployed heads of households. As a result of default on the public by 54% compared to 2001, although the 44% reduction in the deficit was mainly the result of default on the public sector debt held by private creditors, as interest payments continued to be made on multilateral lending agency debt.

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

Argentine Economic Situation in 2003

The year 2003 started with strong uncertainties at the political level due to the fact that at the beginning of the year the names of the candidates that would participate in the presidential election were still ignored. It was also unclear whether there would be primary elections in the Justicialista Party. Finally the general elections took place in April. Nestor Kirchner, who obtained 22% of the votes in the first round, and Carlos Menem were elected to participate in a ballotage. Before the second round took place, Dr. Menem withdrew his candidacy and Dr. Kirchner took office as president on May 25. During the year and a half of a large provincial electoral schedule with citizens voting legislators and governors, Dr. Kirchner increasingly consolidated his power and reinforced his positive image. The outcome of the provincial elections strongly benefited the Justicialista Party as it currently counts with an absolute majority in both Chambers of Congress and controls two thirds of the country’s provincial governments.

The decrease in political uncertainty together with exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels towards the second semester. The economic activity strongly grew driven also by fixed gross investment, mainly in the construction industry.

Local demand recovery, however, did not result in a larger pressure on prices as in average the economic figures are still below resource intensive ratio. Showing strong differences between goods and services, consumer prices increased only 3.7 % in 2003. Wholesale prices increased by 2%, mainly because of the increase in the prices of tradable goods.

The remarkable increase of monetary demand in pesos during the year contributed to keep inflation under control despite the significant expansion of the monetary base fueled by the Central Bank’s purchase of reserves. The current account surplus together with a decrease in funds outflow gave way to a positive foreign exchange balance that accounted for US$6,219 millions as of December 2003. A portion of these foreign currency purchases to the private sector was used to make payment to multilateral entities and most of it to increase the Central Bank’s reserves. Within this context of US dollar supply surplus and Central Bank’s active intervention, the peso moderately appreciated from Ps.3.4 per dollar as of December 2002 to Ps.2.96 per U.S. dollar in December 2003 at the retail free market.

The trade balance was positively impacted by the international price increase of commodities exported from Argentina, mainly from the soy sector. Exports peaked in November with an increase of 14%, of which 9% accounts for an increase in prices and only 5 % derives from the increase in exported quantities. Imports showed a much higher expansion rate (50%) due to the fast recovery of economic activity and to the reduction in the nominal exchange rate. In this case, imports of capital goods represent most of the total increase. Despite the significant improvement in terms of trade-off, the trade surplus in 2003 was slightly lower than the surplus in 2002 due to the fast increase in imports.

Tax revenue increased by 43% during 2003, with improved tax enforcement and collections. Income tax collections and export tax withholdings peaked above average. Income tax collections increased as a consequence of restrictions in balance sheet adjustments for inflation, while export tax withholdings increased because exports increased in 2003 and this tax had only been partially enforced during the previous year. During 2003, approximately 21% of the tax revenue derived from the so-called distorting taxes: Withholdings and Debit and Credit levies. Primary/preliminary expenses showed a 28% increase, mainly driven by the year’s expenses associated with of the Plan Jefes/jefas de Hogar, 13% refunding of public sector salaries and pensions reductions and larger transfers to provinces for Federal Coparticipation on Special Taxes and Legislations. The primary surplus of the national public sector then reached Ps.8,800 millions which is equivalent to 2.4% of GDP, above the target agreed with the IMF. With Ps.6,914 million in interest payments corresponding to the debt with multilateral organizations and debt issued after the default, Argentina achieved a total fiscal surplus that amounted to Ps.1,967 million.

In addition to economic activity recovery, the labor market also showed a strong improvement, accounting for a high employment/GDP elasticity. Due to methodological changes introduced on the measurement of activity and employment rate and to a change in timing, the data is not strictly comparable to the information available for the previous year. Data released by INDEC generated with the new methodology show that the unemployment rate fell from 20.8% during the fourth quarter of 2002, to 16.3% during the third quarter of 2003, including in both cases as employed workers those beneficiaries of the subsidy plan for heads of household that render services in consideration for the subsidy as main occupation. Nominal salaries also recovered during the year with an 11.4 % increase as of November 2003, fueled by the incorporation of fixed amounts granted by the Executive Power to private sector workers. However, real salaries are almost 18% below pre-devaluation levels, with the largest (30%) reduction in the real salaries in the informal sector.

IMF Financing

During 1998, the Government had a deficit of US$4.1 billion, which exceeded the target for that year, previously agreed with the IMF. During 1999, the Government had a deficit of US$4.4 billion. On March 10, 2000, the Government entered into a credit agreement with the IMF for an amount of up to US$1.7 billion and a term of up to 3 years. Pursuant to the agreement, the Government undertook to achieve fiscal equilibrium by 2002. However, due to the confidence crisis that affected the Argentine economy during the last quarter of 2000, an agreement providing for a US$39.7 billion economic support package led by the IMF was signed in December 2000, to ease fears of a possible debt default and contain the deterioration of Argentina’s country risk. Under this agreement, the federal budget deficit would be reduced to zero by 2005. In December 2001, however, the IMF announced that it would not disburse anticipated financial aid to Argentina.

Through repeated pronouncements, particularly in the wake of a fact-finding mission to Buenos Aires in March 2002, the IMF stated that any new disbursements under existing lending programs involving Argentina would require evidence of a stronger commitment by the Government to budgetary restraint, improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the Government and the Provinces, and restructuring the foreign indebtedness on which Argentina had defaulted. Some of the factors cited as limiting the sustainability of any IMF-led recovery plan included the periodic intervention by the Central Bank in the foreign exchange market to contain accelerations in the depreciation of the peso against the dollar, the issuance of quasi-currency instruments that hamper control over the monetary base and a perceived lack of independence and reliability in the judiciary and its proceedings. The Government resumed talks with the IMF during 2002 and continued to service both interest and principal payments to multilateral creditors regularly until November of that year when a capital amortization payment of US$835 million due to the World Bank was not made. Negotiations were resumed after this new event of default and a new agreement was signed on January 16, 2003. In light of the fact that presidential elections would be held on April 27, 2003, the new stand-by agreement was based on a short-term transitional program (January 1 – August 31) aimed at maintaining macroeconomic stability during the political transition. External financing needs would be met by new disbursements from the IMF of approximately US$2.9 billion and the extension of repurchase expectations amounting to US$3.7 billion, new disbursements from the World Bank and the IDB broadly equivalent to amounts becoming due to them (US$4.4 billion) and a requested rescheduling of obligations to Paris Club creditors (US$0.7 billion).

The fiscal target for the year was a primary surplus of 2.1% of GDP for the Government as set forth in the 2003 Budget. Performance criteria were set for January and for the first quarter of the year, which included a primary surplus of Ps. 1.5 billion. Indicative fiscal targets for the second quarter would be converted into performance criteria at the time of the first review of the program, provincial governments were expected to achieve a primary surplus of 0.4% of GDP in 2003 (from an estimated deficit of 0.5% of GDP in 2002) and the provinces would sign new bilateral pacts with the Government to back this commitment and terminate the issue of new provincial treasury bills and quasi-monies.

The change in Government debt between December 2002 and June 2003 would be limited to Ps.105 billion. This ceiling included the assumption of provincial government debt by the Government, obligations incurred in previous years but not recognized, the effect of inflation on indexed debt and the issuance of bonds to financial institutions to compensate them for asymmetric pesification and indexation and the impact of “amparos” (judicial injunctions) on their balance sheets.

The monetary program sought to strengthen the nominal anchor for price expectations and to restrain foreign exchange intervention by establishing an indicative target for an adjusted monetary base which included quasi-currencies issued by the federal and provincial governments. This aggregate amount was targeted to return to its end-December 2002 level in August 2003 after a temporary increase during February and March. Operationally, the monetary program would be implemented through a ceiling on Central Bank domestic assets (adjusted for quasi-currencies) and a floor on net international reserves. Full flexibility of the exchange rate would be maintained with foreign exchange intervention limited to smoothing disorderly market conditions. The Government would assess the scope for further liberalization of the export surrender requirements and the remaining foreign exchange controls at the time of the first review of the program.

During the duration of the transitional program, Argentina met the quantitative performance criteria and a new 36 month stand-by agreement in an amount of approximately US$ 12.5 billion (equivalent to amortizations payments falling due during the period) was signed with the IMF on September 10, 2003 . Under the terms of this agreement, the World Bank and the IDB will maintain the current levels of their exposure to Argentina and the Government will pay interest on all its indebtedness with international financial institutions from its own resources.

The fiscal performance indicative target for 2003 is a primary surplus of Ps.7,790 million for the federal government and Ps.1,480 million for the provincial governments. According to the macroeconomic framework figures presented in the program memorandum, these surpluses amount to 2.1% of GDP for the federal government and 2.5% of GDP for the consolidated public sector. Performance criteria were set for October and December 2003 and March 2004. Indicative fiscal targets for the rest of the period show that provincial governments are expected to achieve a primary surplus of 0.6% of GDP in 2004 and the provinces will sign new bilateral pacts with the Government to back this commitment to be ratified by provincial legislators by March 2004. The consolidated primary surplus goal for 2004 is Ps.12,480 million, an increase to 3% of GDP according to growth and inflation figures included in the economic policies memorandum.

Other fiscal reforms agreed with the IMF include an anti-evasion package. Some of the anti-evasion measures contemplated in the agreement have been passed into law by Congress and have come into effect.

Monetary performance criteria are set for net domestic assets and net international reserves for each quarter through the end of March 2004, while there are only indicative targets for the Augmented Monetary Base (which includes provincial quasi-currencies). The agreement allows for a Ps.4,500 million monetary base expansion between December and August of 2003, but estimates an expansion of only Ps. 6,000 million in 2004. Growth of the monetary base in the period is expected to largely reflect international reserve accumulation and the net domestic assets of the Central Bank are expected to remain broadly unchanged in 2004. The aim of the monetary program is to keep inflation within a range of 7 to 11% in 2004.

Concerning the financial system reform, the Government is considering the creation of a regulatory agency (separate from the Central Bank) to supervise the banking system. Earlier in 2003, the government established a Financial System Restructuring Unit (FSRU) to oversee the implementation of strategy for banks benefiting from extended Central Bank assistance. A bill to deal with the net effects of asymmetric indexation (CVS-CER) on the banking system was approved by Congress in early 2004 as set forth in the program. The Government has committed to assess the impact of losses arising from judicial decisions, but no schedule for compensation has been established in the agreement. Rules on minimum capital adequacy and valuation of government bonds and loans are to be phased in over the next few years and the temporary easing of rules on private loan classification and provisioning will be removed by the end of 2003 pursuant to a structural performance criterion. Banks are required to present business plans and cash-flow projections that will include time-bound plans for full compliance with prudential regulations to be reviewed by the Central Bank. On the basis of audited end-2003 financial statements, banks will also be requested to present updates of their business plans and rehabilitation plans (as needed) by March 2004.

A new commission co-chaired by the Economy Ministry and the Federal Planning Ministry, in cooperation with the World Bank is in charge of renegotiating public utility contracts and infrastructure concessions. The Executive Branch is seeking Congressional approval to renegotiate concessions via “fast track” and to extend the renegotiation period until the end of 2004.

The Government has given signs of being committed to an orderly restructuring of public debt and to treat all creditor groups in an equitable manner. Argentina announced the basic features of a restructuring offer at the IMF/World Bank meeting in Dubai in September, 2003 and held meetings with consultative working groups in the following months. No precise timetable for debt restructuring is targeted in the agreement with the IMF, but the Government has stated that it hopes to complete the process by the end of 2004.

International Monetary Situation

At the beginning of 2003, the global economic scenario was marked by a high risk perception in international financial markets due to the uncertainty caused by the conflict between the United States and Iraq as well as the fear of new terrorist attacks. Once the war uncertainties disappeared, fiscal and monetary stamina driven by the Bush Administration gave way to a strong improvement in terms of activity during the second semester of the year, which allowed it to grow at high rates.

The positive economic data of the second semester and the improved growth perspectives allowed for an increase in yields. For the economic activity example, 10-year rates reached a maximum of 4,6%. However, volatility was high during the year as a result of mood changes in the financial markets.

Short-term rates were at minimum levels. The Fed, forecasting inflationary and growth risks at the beginning of 2003, made one cutback in federal funds rate and kept it at 1%, while the European Central Bank also imposed restrictions by dropping rates twice, to 2%, with the purpose of bolstering growth in the region, that experienced stagnation during 2003.

Despite the improvements in the prospects of the United States economy, the ongoing strong fiscal and current account imbalances have caused a significant weakening of the U.S. dollar in comparison with other foreign currencies, particularly with the euro, that appreciated 20% in relation to the U.S. dollar during 2003.

The Financial System

The crisis that had been unleashed in the Argentine financial system during 2001 worsened during 2002, becoming one of the most severe in its history.

In December 2001, in the face of a banking liquidity crisis due to the flight of deposits during the year, restrictions were placed on cash withdrawals from bank accounts. In early 2002, with the new Government already in power, measures were implemented which, far from arousing increased confidence, further aggravated the problems that already existed. In broad terms, these measures included the abandonment of the convertibility of the peso, the rescheduling and conversion into pesos of foreign currency deposits, as well as continuation of the cash withdrawal restrictions, which were finally lifted in December 2002. These measures, which were subsequently modified on several occasions, were considered by the public opinion and numerous court rulings to be a violation of property rights and led to strong capital flight in the first half of the year.

In addition, the solvency, liquidity and profitability of the financial system were strongly affected by the conversion into pesos and rescheduling of Government debt, which represented a significant proportion of banks’ assets.

The situation of the financial system started to stabilize in the second semester of 2002, a process that was furthered during 2003. Deposits increased, while the aggregate amount of outstanding loans in the financial system, which were decreasing steadily, stabilized, and the system, taken as a whole, attained excess liquidity.

Though entities still have profitability concerns due to the imbalance between the returns on assets and liabilities, the fall in interest rates led to a change in the financial margins of financial institutions, from negative to neutral or positive in some cases. However, the financial system faces certain unresolved questions. Although the Government has authorized the issuance of a bond in order to compensate financial institutions for the asymmetric adjustment between the indices CER and CVS, compensation for the payment of deposit in the original foreign currency as required by precautionary measures (amparos) at free market exchange rates is still pending.

Furthermore, to the extent that Argentine banks hold debt issued by the Government, their solvency may depend on the Government’s fulfilling its financial obligations. In addition, banks have not fully resumed the intermediation activity, which has traditionally been their core business.

Deposits and Loans

The outflow of deposits from the financial system was especially dramatic at the beginning of 2002, although by the end of the year it had begun to stabilize. Over the year as a whole the loss of deposits totaled almost 18 billion pesos. From the beginning of 2002 through June the monthly outflow from the system was in excess of 3 billion pesos, with an even greater impact on the cash position of banks, as the funds released following court orders known as “amparos” (obtained by depositors who resorted to the judiciary in order to obtain the recovery of their original deposits in dollars) were mostly paid out at the free market exchange rate. As from July 2002, once the monetary surplus resulting from the conversion to pesos at the rate of 1.4 pesos per dollar had been eliminated and peso interest rates had strengthened, deposits, and term deposits in particular, began to recover, accumulating a growth of 12 billion pesos in the second half of the year. Rescheduled deposits, subsequently termed CEDROS (rescheduled certificates of deposit), declined to close to Ps.20 billion in nominal value, for several reasons: court orders, releases to settle loans or purchase durable goods and the exchange for dollar-denominated (Government known as Boden) for an amount of approximately US$5,280 million.

The private sector repaid loans for a remarkable amount of Ps.19 billion. Repayment was not made in cash, as advantage was taken of the possibility granted by the Government over a period of several months for the settlement of debt in arrears using bonds, rescheduled deposits or CEDROS purchased at a discount in the market. As a result, little cash was generated to alleviate the delicate situation of the financial system. Fears of possible restatement on the basis of the CER index or retail inflation, finally limited to just a few types of loans, mainly to corporations, generated an additional incentive for early settlement.

In fiscal year 2003, total deposits of the financial system grew approximately 22 % between ends. Within this category we include current accounts, sight accounts, savings accounts, time deposits and Cedros.

In April, the Central Bank proposed a new exchange plan option for rescheduled deposits or Cedros under much favorable conditions, and a significant percentage of the depositors accepted the proposal. The stock of Cedros stock fell considerably, from 29% of deposits at the end of 2002 to 6% at the end of 2003. Thus, the Cedros no longer represent a risk factor that threatens the financial system’s stability as they had in the previous year, due to the fall of precautionary measures (amparos) and legal actions filed by depositors against the pesification of deposits.

As regards the composition of deposits, the growth of sight accounts stands out in comparison with time deposits, which were fueled only by the reinvestment of Cedros. This trend was reinforced during the second half of the year when there was a net decline in term deposits and Cedros due to a reduction in interest rates and a change in expectations that promoted economic growth and private consumption.

Another relevant fact was the increase of public sector’s deposits – the largest by far in proportion - due to the improvement of the government fiscal situation during 2003.

The total private sector loan portfolio reduced by Ps.3,500 million in 2003, despite the fact that banks started to grant short-term lines of credit to companies in the form of advances in current account, a business that grew almost Ps.500 million during the year. The aggregate amount of outstanding loans to individuals continued to decrease due to mortgage cancellations, the most significant type of transactions with individuals. However, the last months showed an upturn in personal loans and credit cards financing.

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

There was a strong adjustment in interest rates for deposits in 2003. The nominal average rate for 30-days fixed term deposits in pesos fell from 20% at the beginning of January to between 3% and 4% in December 2003.

The increase in deposits, due to a larger demand of pesos by the public, and the slow recovery showed by credit gave way to a surplus in liquidity within the financial system driving the fall of interest rates. Between May and June rates fell beyond more than half as compared to previous months, and then kept falling at slower rates during the rest of the year.

Policies introduced by the Central Bank through Lebac tenders that became a referential point for the financial market’s level of interest rates were significantly important. Taking advantage of the liquidity surplus, the monetary authorities were able to place Lebac at increasingly longer terms, making use of different means (at fixed rate and adjusted by CER and US dollars), and reducing yields gradually. By year-end, the Central Bank started issuing Nobac, 3-year term notes. In many cases the restrictions of reserve requirements were also reduced in order to promote a reduction in interest rates and to encourage lending.

International reserves

During the course of 2002 international reserves fell US$ 4,184 million. We estimate that most of this drop was due to the payments of principal and interest made to multilateral financial agencies. While in the first six months of the year heavy losses were recorded because of the Central Bank’s policy of supporting the exchange rate, reserves almost fully recovered their previous levels in the second half of the year, when financial variables and the exchange rate stabilized and the demand for pesos by the public increased, a situation that persisted for the remainder of the period. The Central Bank’s exchange market intervention strategy therefore had positive results, as it prevented a rise in the exchange rate and inflation in the first six months of the year.

During 2003 international reserves increased at US$3,643 million, showing an upward trend during the year. A portion of the heavy loss in foreign currency occurred in 2002 was recovered.

The Central Bank actively intervened in the exchange market and purchased US$5,565 million during the year at an average exchange rate of 2.95 pesos per U.S. dollar. In turn, the Government made payments of principal and interest to multilateral credit organizations in the amount of US$2,610 million.

Monetary Base and Monetary Circulation

Two distinct periods can be identified in the evolution of the monetary base, each lasting approximately six months. During the first period, excluding the extraordinary effect of converting the reserves held by banks abroad in dollars at an exchange rate of Ps.1.4 per dollar, the monetary base tended to shrink. Although there was a strong increase in money supply because of the financial assistance provided by the Central Bank to the banking system to help overcome liquidity problems (rediscounts increased by Ps.13.4 billion during the year), such increase was entirely neutralized by the absorption derived from the sale of dollars to the private sector by the monetary authority to prevent a rise in the exchange rate. The second period was strongly expansive, with the creation of Ps.8.9 billion (a 44% increase), with an increase in the demand for local currency, and the Central Bank issuing pesos to purchase the surplus dollars from the private sector, mainly from exporters.

Monetary circulation in the hands of the public, which reflects the public’s preference for holding domestic currency, increased by 80% from the beginning to the end of the year. This was probably due to several factors that had an impact at various stages during the year: because of the restrictions on the withdrawal of cash from banks, holding cash became more attractive, price increases entailed that more pesos were required to perform the same number of transactions, and lastly, in December, cash in the hands of the public rose sharply (19%), possibly for seasonal reasons.

During 2003, the monetary demand in local currency showed a significant recovery. Monetary circulation increased Ps. 11,514 million, that is, 61%. The rise was due to the fact that as of the month of May national and provincial quasi-currencies started being redeemed, a process that concluded approximately in December. By means of the Monetary Unification Program, quasi-currencies were exchanged by pesos and in addition, the Federal Government assumed the debt represented by the quasi-currencies through bonds secured by funds from the federal co participation of taxes.

The monetary base in pesos grew Ps.17,240 million (59%), of which Ps.7,354 million accounted for the redemption of quasi-currencies mentioned. The Central Bank released its Monetary Program, that was reviewed at mid-year, and was accomplished according to the revised guidelines, as the monetary expansion remained between predefined bands while inflation was lower than estimated in the original version of the program.

Considering the data of expansion factors of the monetary base accrued during the year, a monetary base growth very similar to the expansion showed by the private external sector (purchase of US dollars to the private sector) stands out. The remaining factors that impact on the base creation as Lebac absorption, expansion from quasi-currencies redemption and contraction through public and financial sectors, were almost offset. These figures suggest that the Central Bank’s monetary policy management was oriented during the year, among other goals, to the creation of money only with the support of reserves, that is to say, fuelled by genuine demand of pesos, which to a large extent reflected the adjustment of investors, portfolios in favor of the peso.

The Crisis in Argentina and the Measures Implemented by the Government in 2001, 2002 and 2003

Following his presidential election in October 1999, Fernando De la Rúa, was confronted with the challenges of dealing with enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, he lacked the support of Congress, and the cooperation of most provincial Governors. His political strength was further weakened by infighting within his own party, which reached a peak with the resignation of the Vice President in October 2000. His popular support eroded as a result of his administration’s inability to end the deepening recession and its implementation of unpopular austerity measures aimed at reducing the fiscal deficit.

The course of events in Argentina changed radically in just a few days in December 2001. As a result of mounting concern over the sustainability of De la Rúa’s economic plan, large quantities of bank deposits were withdrawn from local financial institutions and transferred abroad. On December 1, 2001 the Economy Minister, Domingo Cavallo, implemented sweeping restrictions on withdrawals and transfers abroad, known as the “corralito,” in an effort to stop a run on the financial system.

The enforcement of the “corralito”, and the disruption it created in economic activity, triggered nationwide looting and protesting on December 19, 2001. This led to the resignation of De la Rúa’s entire cabinet, including Economy Minister Domingo Cavallo. Thereafter, De la Rúa declared a state of siege and on December 21, 2001, resigned in the midst of an escalating crisis. On the same day, the Central Bank imposed a bank holiday which lasted until January 11, 2002. “See “Key information—Risk factors” and “Information on the Company—IMF Financing”.

Following De la Rúa’s resignation, the Legislative Assembly appointed a new interim president, Adolfo Rodriguez Saá, on December 22, 2001, for a term of 90 days and scheduled elections for March 3, 2002. On December 23, 2001, Rodriguez Saá declared the impossibility to pay on almost all of Argentina’s foreign debt payments.

However, Dr. Rodriguez Saá resigned only one week after his appointment and on January 1, 2002, the Legislative Assembly elected Peronist senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa until December 2003. The day after his appointment, President Duhalde announced his intention to make sweeping reforms.

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

On January 10, 2002, President Duhalde issued Decree No. 71/2002 establishing a temporarily dual exchange rate system, with an official market where the exchange rate was fixed at Ps.1.4 per dollar for certain import and export transactions and other related transactions and an unofficial free market for all other transactions, where the exchange rate was to be freely determined by the market. This decree also provided for the conversion, known as “pesification,” of certain dollar-denominated loans into pesos .

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

On December 28, 2001, the Supreme Court ordered in case “Kiper v. the Federal Government et al” through the filing of a provisional remedy in an action for the protection of constitutional rights, the refunding of a bank deposit in foreign currency or in pesos at a free exchange rate. Moreover, on February 1, 2002, the Supreme Court, upon issuance of its decision in relation to a provisional measure requested in a case submitted to such Court, the Case “Banco de Galicia y Buenos Aires on immediate intervention in the proceeding: “Smith, Carlos Antonio v. Federal Executive on extraordinary summary proceedings” declared certain of the measures adopted by the Government to prevent withdrawals of deposits, the corralito, unconstitutional. More recently, on March 5, 2003, the Supreme Court in “Province of San Luis v. Federal Government on action for protection of constitutional guarantees” declared the unconstitutionality of the pesification of bank deposits, ordering the return of the deposited amount in U.S. dollars or pesos at a free exchange rate. See “Risk factors related to Argentina”. The rulings prevented the implementation of certain economic measures and therefore created tension between the Executive Branch and the Judiciary.

On February 3, 2002 the Executive Branch announced the elimination of the dual exchange rate in favor of a single free exchange rate for all transactions, and on the same day another banking holiday was imposed, preventing the conversion of pesos until February 11, 2002. Furthermore, transactions involving the transfer of foreign currency abroad are regulated by the Central Bank as regards to prior approval, and form and terms of payment, according to the kind of transaction..

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

On February 11, 2002, the Central Bank implemented different measures to increase the supply of dollars after the exchange rate had reached its highest peak in 2002 at approximately Ps.3.85 per dollar. However, since December 2002, the quotation of the dollar began to fall. On December 31, 2003, the peso/dollar exchange rate was 2.93 per US$ 1 pursuant to the quotation of Banco Nación.

On February 14, 2002, Law No. 25,563, amending the Bankruptcy Law, was enacted. Under such law, certain bankruptcies and foreclosures were suspended for a period of 180 days as of the law’s effective date. The pro-debtor amendments to the Bankruptcy Law were reversed by the Congress on May 15, 2002. Decree No. 204/03 created a voluntary conciliation procedure, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units might take part in the foreclosures at the request of either debtors or creditors. On May 8, 2003 the National Congress enacted Law No. 25.737 which suspended court mortgage foreclosures for 90 days.

Furthermore, on November 5, 2003, the Congress enacted Law No. 25.798, whereby the National Government granted financial institutions the option to assign certain mortgage loans to a “Mortgage Refinancing Trust” created by that law. The trustee should proceed to settle such loans through the payment of the principal installments due as from the maturity date through the effective payment date.

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

Several other factors contributed to the fund outflow, among which the most relevant were the uncertainty generated by the lack of an agreement between the Government and the IMF and the growing expectations of a compulsory exchange of restructured time deposits for new bonds to be issued by the Government. In order to prevent additional deposit withdrawals from the financial system, which have had a negative impact on the exchange rate and at the same time on domestic prices, the Government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April, 29, 2002.

The Government’s economic team intended to use the holiday to submit to Congress a bill providing for the mandatory conversion of restructured deposits into government bonds and other measures required by the IMF. The proposed conversion and the other proposed measures failed to obtain support from Congress. This, together with rumors of changes in the foreign-exchange policy, triggered the resignation of President Duhalde’s Economy Minister, Jorge Remes Lenicov, and led to a new institutional crisis. The crisis was overcome by the support that provincial governors gave to President Duhalde and the designation of a new Economy Minister. The consideration by Congress of a mandatory conversion of deposits into government bonds was temporarily suspended. However, in order to restrict fund outflows from the financial system, a new law was passed that required banks to release deposits only when injunctions had been issued pursuant to final non-appealable decisions. Law No. 25,587, passed by the Congress on April 25, 2002, prevented money withdrawals based on legal actions that had not resulted in a final judgment. Banks have had to repay dollar-denominated deposits pursuant to such judicial actions from depositors. A substantial amount of these payments is still pending. These payments were made at exchange rates different from the Ps.1.4 per dollar exchange rate at which the “pesification” was enforced, which illustrates that financial institutions are incurring losses as a result of making or having made these payments. By means of Communication “A” 3916 dated April 3, 2003, the Central Bank allowed to register as an asset the differences arising from compliance with court orders in cases challenging regulations in force in accordance with the Public Emergency Law regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003. However, it is uncertain whether financial institutions will be compensated by the Government for these exchange rate differences paid. The Congress has indicated that it would not provide compensation until the Supreme Court has passed judgment on the constitutionality of the pesification. This decision has been delayed by the removal of certain Supreme Court justices by impeachment. See “Risk Factors Related to Argentina”

On May 6, 2002, Decree No. 762/02 eliminated the application of the CER for the readjustment of certain loans, which are: (a) house mortgage loans existing as of February 3, 2002, (b) consumer loans, secured or unsecured, with an initial principal amount of up to Ps.12,000 or US$12,000 or other currency and converted into Pesos existing as of February 3, 2002, and (c) consumer secured loans with an initial principal amount of up to Ps.30,000 or US$30,000 or other currency and converted into Pesos existing as of February 3, 2002. In lieu of the application of the CER for the readjustment of these loans, the principal thereunder should be readjusted by applying the CVS, which is calculated and published by the INDEC. According to such decree, the Executive Branch would determine the interest rates applicable to the above mentioned loans from the date on which the CVS became effective.

On June 1, 2002, the Government passed Decree No. 905/02, which determined the terms and conditions of the compensatory bonds created by Emergency Decree No. 214/02 and established a general methodology to be followed to determine the amount of compensation to be received by each financial institution in the form of compensatory bonds.

Decree No. 905/02 established the following compensatory bonds: dollar-denominated Government compensatory bonds LIBOR 2012 (Compensatory Bonds in Dollars), issued on February 3, 2002 that will mature on August 3, 2012 and will be amortized in 8 equal annual installments equivalent to 12.5% of the issued amount, with the first installment payable on August 3, 2005, and accrue interest at LIBOR for 6-month periods; and peso-denominated Government compensatory bonds 2% 2007 (Compensatory Bonds in Pesos) issued on February 3, 2002 that will mature on February 3, 2007, which will be amortized in 8 equal semiannual installments equivalent to 12.5% of the issued amount, with the first one payable on August 3, 2003 and which principal will be adjusted according to the variation of the CER, with 2% interest payable semiannually. Both types of bonds are traded over-the-counter in the MAE and in Argentine exchanges and securities markets.

The methodology established by Article 29 of Decree No. 905/02 for calculating the amount of compensatory bonds to be received by each financial institution, was as follows:

•	the compensation mechanism would be applied to a bank’s unconsolidated balance sheet as of December 31, 2001. With the purpose of determining the applicable compensation, certain Argentine Government loans and other loans which were granted under Argentine law and consequently pesified registered by such bank’s foreign branches and subsidiaries were included in the assets, excluding miscellaneous receivables and accounts payable;

•	shareholders’ equity resulting from said balance sheet was adjusted by applying an exchange rate of Ps.1.4 per U.S. dollar to the net foreign currency position outstanding pursuant to said balance sheet (“Computable Net Worth”);

•	the amount of compensation a financial institution was entitled to was the amount resulting from the positive difference between a bank’s Computable Net Worth and a bank’s shareholders’ equity resulting from the “asymmetrical pesification” of such bank’s individual assets and liabilities as of December 31, 2001, net of allowances for loan losses;

•	compensation would be paid to each financial institution in pesos in the form of Compensatory Bonds in Pesos;

•	up to the amount of the short foreign currency position that a financial institution would show on an individual basis as a result of the “asymmetric pesification” of its assets and liabilities as of December 31, 2001 (plus the secured loan portfolios of its foreign branches or subsidiaries pesified at the exchange rate of Ps.1.4 per dollar), such financial institution would be entitled to request the exchange of Compensatory Bonds in Pesos (either received from the Government as compensation or acquired from third parties) for Compensatory Bonds in Dollars. The exchange rate applicable would be Ps.1.4 per dollar;

•	the Government would issue additional Compensatory Bonds in Dollars in an amount sufficient in order to address those cases where the preceding exchange of Compensatory Bonds in Pesos for Compensatory Bonds in Dollars did not provide for the full coverage of a financial institution’s individual short foreign currency position (plus the secured loan portfolios of its foreign branches or subsidiaries pesified at the exchange rate of Ps. 1.4 per dollar). These “additional” compensatory bonds in dollars (the “Complementary Compensatory Bonds”) will be subscribed to by financial institutions at the exchange rate of Ps.1.4 per dollar; and

•	the Central Bank would provide financing to financial institutions in order to permit them to subscribe for the Complementary Compensatory Bonds. This financing would have the same financial terms of the advances to be granted by the Central Bank to financial institutions to purchase the Government bonds to be delivered to bank depositors, and shall be collateralized with secured loans granted to the Government and other eligible assets.

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

Financial institutions would acquire the Government bonds to be delivered to bank depositors who have chosen to exchange their deposits as referred to above, by, in the first instance, applying their holdings of 9% Government bonds Due 2002, known as the “Bonos Encaje” (a bond that is eligible for financial institutions to constitute reserve requirements). The exchange ratio would be Ps.1.40 of Governmental bonds per dollar of new bonds. To the extent the amount of bonds to be delivered to depositors of a bank exceeds such bank’s holdings of “Bonos Encaje”, such entity would be required to purchase the depositor bonds from the Republic of Argentina in pesos (at the price of 1.40 pesos for each dollar-denominated bonds or at par in the case of the 2007 peso-denominated bonds). Banks would be entitled to request advances from the Central Bank in order to make such payment. Such advances would be fully secured by assets of the relevant financial entity, calculated based on the weighed average of the book value of all of such assets of all of the financial institutions of the financial system as of the date of such advances (as established by Resolution 92/02 of the Ministry of Economy). Such assets would be selected in the following order: (i) compensatory bonds denominated in pesos, (ii) secured loans to the Government, (iii) loans to the provincial public sector which have been exchanged under Decree No 1387/01 or bonds delivered in exchange thereof, and (iv) other public sector financing if accepted by the Ministry of Economy and the Central Bank, if the relevant financial entity did not have the assets described in (i) to (iv) above, it should assign to the Central Bank its highest quality loan portfolio as collateral.

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

The new exchange announced through Decree No. 1836/2002, dated September 16, 2002, and regulated by Communication “A” 3740 issued by the Central Bank, provided for different options applicable to holders of CEDROS and to those depositors who exercised their option at the Swap I—Decree No. 905/02. Holders of CEDROS might could opt for ten-year bonds due in 2013 denominated in dollars (BODEN 2013) guaranteed by the financial institution and/or peso-denominated Time Notes issued by the financial institution secured for conversion by the Government. The term applicable to the Notes is the same term applicable to the BODEN 2013 and the principal is adjusted by the application of the CER. The original term for the option expired on October 30, 2002. Communication “A” 3797, dated November 7, 2002 extended the term to exercise the options until November 21, 2002 for cancellation in cash and until December 12, 2002 to opt for the BODEN 2013 and/or the time Note.

Moreover, the Central Bank under Communication “A” 3933 extended the term up to May 23, 2003.

Also in line with the continuing measures towards the gradual release of existing deposits, on April 1, 2003, Decree No. 739/03 was published by the Government in the Official Gazette, which order prescribed the possibility for holders of CEDROS originally denominated in foreign currency or in pesos, to cancel them either totally or partially. The optional mechanism to release such deposits would depend for the said cancellation upon the original nominal value of the deposit or CEDRO (i) up to Ps.42,000, (ii) over Ps.42,000 up to Ps.100,000 and (iii) over Ps.100,000. The return of the applicable amounts to depositors who exercised this option was the responsibility of the financial institutions (which should return the amount in pesos adjusted upon application of the CER until the crediting date plus applicable interest and an interest rate set for deposits of the amounts mentioned in (ii) and (iii)) and the Government (who would deliver BODEN 2013 for the difference between the nominal value of the rescheduled deposit adjusted upon application of the CER as of April 1, 2003 and the dollar free market quotation as of such same date). Decree No. 739/03 provided that financial institutions might improve the conditions set forth in such order subject to the terms of the regulation issued by the Ministry of Economy (Resolution 236/2003). The Central Bank informed that the dollar free market quotation as of April 1, 2003 was of 2.9792 pesos per dollar.

Through Resolution No. 290 dated April 24, 2003, issued by the Ministry of Economy, the term in which the holders of rescheduled deposits and of CEDROS could exercise the options described in Decree No. 739/03 was postponed until May 23, 2003.

On July 2, 2002 President Duhalde announced his decision to call a presidential election in advance to be held in March 2003, with the new administration to take office in May 2003. As a result of the “Political, Economic and Social Agreement” entered into by President Duhalde and the majority of the governors of the provinces on November 18, 2002, a new schedule to hold the presidential elections was defined through Decree No. 2356/2002 and presidential elections were finally held on April 27, 2003. In this context, Néstor Kirchner was elected President, who and subsequently took office on May 25, 2003.

The following is a summary description of the main measures implemented by the Kirchner administration.

On September 10, 2003, Argentina and the IMF executed a letter of intent whereby an agreement was reached to refinance debt to lending agencies maturing over the next three years in an amount of US$21.61 billion (US$12.5 billion of which are commitments to the IMF), after differences had been settled regarding how the Government was to make payments. The highlights of the agreement were: (i) scheduled payments of principal in US$ 21.16 billion are postponed until August 2006. Of that amount, US$12,500 million are commitments to the IMF; US$5,622 million to the World Bank and the Inter-American Development Bank, and US$3,488 million to the Club de Paris and other creditors; (ii) during the period covered by the agreement, Argentina will pay US$2.1 billion; (iii) the primary surplus shall be 3% of the GDP in 2004. Targets for the subsequent two years have not been established; and (iv) production is expected to increase 5% to 6% in 2003. For the 2004-2006 period, the GDP should grow at an average rate of 4%;

On September 22, 2003, the Government submitted to bondholders a proposal for the restructuring of defaulted Argentine bonds at the annual meeting of the IMF and the World Bank in Dubai, United Arab Emirates. According to the proposal, sovereign bonds issued before December 31, 2001 would be eligible (“Eligible Debt”) for the proposed bond exchange, and a strict equality principle would prevail for all types and classes of creditors. The Eligible Debt would total approximately US$100 billion issued under 152 series of bonds, seven currencies and eight different applicable laws. Holders would be offered a menu of new bonds in four possible currencies: dollars, euros, yens and pesos to be indexed according to the laws of New York, the United Kingdom, Japan and Argentina, respectively. Interest amounts past due since the default that occurred in early 2002 would not be payable, and the outstanding principal would be reduced by 75%. The new bond options would include: (i) Discount Bonds at a discount from their face value; (ii) Par Bonds, without any discount from their face value but with longer repayment terms and lower rates; and (iii) Capitalization Bonds (“C” Bonds). Argentina proposed that the exchange offer be managed by four Regional Management Banks in Asia, Europe, North America and Argentina and several Dealer Banks in each of those four regions. In February 2004, the Government completed the selection of the offer managers and dealers. The appointed foreign financial institutions are Barclays Capital, Merrill Lynch and UBS Investment Bank.

On June 1, 2004, the Government launched a new offer which is being analyzed by the creditors. According to the new offer, the principal of the defaulted indebtedness of US$81.2 billion, would be subject to a 75% nominal reduction i.e. a reduction of approximately USS 60.9 billion. New debt securities would be issued in exchange of the defaulted indebtedness in an aggregate amount of approximately USS 38.5 billion. This amount is equal to the debt payable as of December 31, 2003 plus interest, or USS 99.4 billion, minus the amount of the nominal capital reduction. If bondholder participation exceeds 70% of the total principal amount of defaulted indebtedness, new debt securities would be issued in an aggregate amount of approximately Ps.43.2 billion. This amount is equal to debt payable as of June 30, 2004 plus interest, or US$ 104.1 billion, minus the amount of the nominal capital reduction. The new bonds would include a component linked to the rate of growth of the Argentine economy, called GDP-linked units, which will entitle the holders of such units to the payment of additional amounts under certain circumstances. In the event that the growth effectively reached by Argentina over the previous year exceeds the estimate contained in the sustainability model. Argentina will share part of the surplus with the bondholders. Payments would be made under the GDP-linked units if the actual GDP as of the reference date exceeds the base case GDP, and the annual growth rate exceeds 3%. The Government may, in the case of a greater growth rate, redeem early part of the debt. This could be achieved by applying a sum equal to the amount to be applied to the payment of the unit linked to the GDP growth, to the repurchase of part of the debt by means of transparent mechanisms (such as public auctions open to all bondholders).

Regarding the substitution of CER by CVS in certain mortgage loans, personal loans and pledge secured loans, Law No. 25.713, enacted on January 8, 2003, provided the method to calculate the daily index CER for the obligations denominated in foreign currency outstanding as of the enactment of the Public Emergency Law that were mandatorily converted into pesos, and the exceptions to the application of CER.

Law No. 25.796 enacted on November 14, 2003 provides in section 1 that as from April 1, 2004 the index CVS would no longer apply to the adjustment of obligations covered by Decree 762/02. Moreover, it provided also that beginning in October 1, 2002 such obligations should be adjusted by CVS and should bear the annual nominal interest rate agreed in the original contract, that was in effect on February 2, 2002. In the event that such interest rate, for a particular loan is higher than the average rates in effect in the financial system during 2001, as reported by the Central Bank, the latter should be applied.

In addition, section 2 of Law No.25.796 provided for the issuance of “Floating Rate Argentine Government Peso Bonds due 2013”, for a total amount of Ps. 2.8 billion to compensate financial institutions for the differences existing as a result of applying CVS over certain assets, and CER over certain liabilities. This compensation procedure was regulated by Decree No. 117, dated January 23, 2004 and Communication “A” 4114 of the Central Bank dated March 12, 2004, which made the compensation procedure optional for each financial institution, so that each financial institution may seek compensation in respect of the total amount of its loans subject to Decree No. 762/02 and Law No.25.713 or in respect of a portion thereof. Financial institutions must communicate their election to| accept this compensation procedure by May 18, 2004. With the acceptance of this compensation procedure, each financial institutions waives its right to demand any future compensation in relation to the enforcement of said laws and regulations.

Section 2 of Law No. 25.796 also stated that the Central Bank should determine the procedure in order to compensate each financial institution individually, according to the following criteria:

(a) The balance sheet of the financial institution as from February 3, 2002 should be taken as a reference point;

(b) The amount to be compensated should be calculated from the loan portfolio which is subject to Decree No.762/02 and Law No. 25.713 for each financial institution, net from any provisions according to the regulations of the Central Bank, and from a recoverability rate, which will be fixed in a 5% for said portfolio. The amount to be compensated, would be the result of the difference between the evolution of CER plus a 2% rate and CVS, plus rates if it results applicable to the corresponding period, plus the applicable rate according to the enforceable legislation. The calculation period should be monthly, and the liquidation semi-annually. In the event the result of such difference was positive, the Government should allocate to the financial institution bonds in an amount equal to the value of such difference. In the event such difference was negative, the financial institution should return to the Government “Floating Rate Argentine Government Peso Bonds due 2013” in the amount of such difference;

(c) It shall be applicable by credit lines, i.e. separately for mortgage credit lines, pledge credit lines and personal credit lines.

HISTORY AND DEVELOPMENT OF THE COMPANY

Banco Francés, an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in the Argentina, Reconquista 199, 1003 Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

Our original bylaws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our bylaws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on March 5, 1998, under N° 2440, Book 123, Volume “A”—of Corporations (sociedades anónimas). Pursuant to current corporate bylaws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the amendment to our bylaws that reflected the name change.

The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institutions. The Bank is also subject to inspections by the Central Bank, on which basis a “rating” is assigned to the Bank’s. See “The Argentine Banking System and its Regulatory Framework”.

On August 11, 1997 we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”) for the purchase price of Ps.401.8 million. The difference between the amount paid and the net equity value acquired of approximately Ps.203 million was booked as goodwill, the majority of which was subsequently reversed against shares issuance premium. We completed this merger of the two banks by final registration with the Public Registry of Commerce, on March 5, 1998. To effect the merger, Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. Each Banco de Crédito shareholder received one ordinary share for each 3,926 Banco de Crédito shares held.

As a result of the acquisition of Banco de Crédito, we gained control of Consolidar Compañía de Seguros de Retiro S.A., Consolidar Compañía de Seguros de Vida S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“Consolidar AFJP”) (the “Consolidar entities” or the “Consolidar Group”), and also acquired control of Crédito Argentino Sociedad de Bolsa S.A. which was liquidated in 2000.

On November 5, 1999, Banco Francés S.A. and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A., or “BBVA”), executed a share purchase agreement, pursuant to which Banco Francés acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for the amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A , a trust company, for the amount of Ps.79 thousand. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting to Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca were transferred to Banco Francés, with full integration of operations and systems.

On May 20, 1999, the Central Bank approved the creation of Credilogros Compañía Financiera S.A. (“Credilogros”), which was registered with the Public Registry of Commerce on June 24, 1999. On November 10, 1999, Banco Francés and Credilogros executed a contract for the sale of certain assets and liabilities of Banco Francés. Such assets and liabilities were transferred to Credilogros pursuant to the agreement on August 2, 1999. On December 28, 1999, Banco Francés and Finanzia Banco de Crédito S.A. (“Finanzia”) executed a purchase agreement, pursuant to which Banco Francés transferred to Finanzia the rights and exclusive property rights to the brands used by Credilogros for the development of its business for a purchase price of Ps.9.6 million. In October 2000, Finanzia sold exclusive property rights to the brands used by Credilogros to Credilogros at a total price of Ps.9.6 million.

On March 29, 2000 our affiliate “Rombo Compañía Financiera S.A.” was registered with the Public Registry of Commerce. On April 24, 2000 the Central Bank authorized Rombo Compañía Finaciera to conduct business as a finance company by Communication “B” 6684.

On October 17, 2000, as part of BBVA group’s business reorganization plan started after the merger of BBVA, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Uruguay.

Credilogros and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest, in November 2001. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7,134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance obtains financing through loans granted by the Bank and other domestic financial institutions. On October 31, 2003, subject to the approval of the Central Bank. Banco Francés acquired 50 % of the shares of PSA Finance from Credilogros for Ps. 11,900 thousand and Credilogros applied the proceeds to repay a loan from Banco Francés for a total of Ps.11,700 thousand plus interest. See note 8 to the consolidated financial statements.

In May 2002 Banco Francés sold its 60.88% interest in BBVA Banco Uruguay (“BBVA Uruguay”) to BBVA for the amount of US$55 million. This transaction was approved by the Central Bank of Uruguay.

In June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA for 23,782,680 Euros. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37.

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for Ps. 13.000 thousand.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited for Ps.580 thousand while the remaining 95% was acquired by Atuel Fideicomisos S.A.

In March 18, 2004 we sold our 100% interest in Banco Francés (Cayman) Limited to BBVA for US$238.5 million payable in Government secured loans. See note 38 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

Banco Francés is the third largest bank in Argentina in terms of deposits, and the fifth largest in total assets according to statistics published by the Central Bank (Information of Financial Institutions, as of November 30, 2003). As of December 31, 2003 we had, on a consolidated basis, a total of Ps.8.1 billion in deposits, Ps.16.5 billion in total assets and a market capitalization of Ps. 3.1 billion.

We were one of the first companies listed on the Buenos Aires Stock Exchange. Our shares are also listed in the New York Stock Exchange since 1993, and in the Madrid Stock Exchange, since December, 1999.

Substantially all of our operations, property and customers are located in Argentina. Accordingly, following the 2002 crisis and the package of government measures, our financial condition and results of operations were deeply affected. Since December 2001 our business activity contracted compared to historical levels and our lack of liquidity led to a suspension of most of new originations of all types of loans. Our structural strengths, our reaction capacity, and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Following a four-year recession period, the economy recovered during 2003 and deposits flowed back into the system. The liquidity position of most financial institutions, which benefited from monetary expansion and higher banking penetration, exceeded the minimum level required by applicable regulations by the end of fiscal year 2003. Furthermore, such excess liquidity brought about a fall in bank 30-day CD rates, from an average of 22% in April to less than 4% in December, positively affecting banks’ financial margins. During the first semester of 2003 bank’s credit activity remained at abnormally low levels due to the political uncertainties but banks resumed their lending activity during the second semester, in spite of the depressed loan demand.

In such context, our commercial strategy remained focused on transactional business. Our sales force remained active providing banking services in the first part of the year, while gradually resuming credit activity in the form of short-term financings in the second half of 2003. Our deposit base increased 19.4% in Argentina, reaching a 7.9% market share (source: Central Bank). Furthermore, the restructuring of our branch network and the continuous cost control actions, together with our efforts to replace “crisis related fees” with fees derived from transactional services, led to improved efficiency.

We conduct capital markets and securities operations directly in the over-the-counter market and indirectly on the Buenos Aires Stock Exchange. The worsening of the crisis during 2002 also impacted such activities. According to statistics published by the Argentine Mutual Funds Association, we had a 8.79% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”). We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2003, managed Ps.9.5 billion in pension fund holdings, with an 18.26% market share in the aggregate contributions to all AFJPs, according to statistics published by the Pension Funds Association.

As part of our business, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in dollars. Following the 2002 crisis dollar deposits and loans were suspended in Argentina. During 2003, with the stabilization of the exchange rate and according to new regulations from the Central Bank, we began to accept dollar deposits and to grant dollar-denominated loans in relation to foreign trade transactions. As of December 31, 2003, approximately 11.91% of our loans and 11.39% of our deposits were denominated in dollars.

The following table presents financial information of our principal business segments for the year ended December 31, 2003.

	As of December 31, 2003 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations(1)	Total
Total assets	15,033,987	298,830	1,334,562	(131,120)	16,536,259
Total income(2)	3,049,486	233,482	460,236	(102,027)	3,641,177
Total expenses(3)	(3,323,841)	(213,883)	(484,635)	102,027	(3,920,332)
Gain / (Loss) on minority interest in subsidiaries	4,785	(8,065)	7,800	—	4,520

Net Monetary Gain / (Loss)	1,253	(2,099)	(245)	—	(1,091)
Total Net (Loss) / Income	(268,317)	9,435	(16,844)	—	(275,726)

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 231 branches are complemented by other distribution channels, such as 503 automatic teller machines or ATMs, as of December 2003, a telephone banking service, which answered on average over 788,000 calls per month in 2003 and an Internet banking service called Francés Net, which serves over approximately 260,000 registered clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, which has 18 participating banks, and our ATMs are part of the Banelco Network (Red Banelco). The customers of all the participating banks have access to the Banelco Network, which comprises over 3,080 ATMs throughout Argentina, approximately 16% of which belong to Banco Francés.

Banco Francés - Background

Since 1886, BBVA Banco Francés S.A., previously known as Banco Francés del Río de la Plata S.A., has been recognized as a leading provider of financial services to large corporations. It was only in the early 1980’s that we broadened our customer base to include medium and small companies as well as individual consumers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980’s and 1990’s in order to achieve a wider market penetration, we expanded our branch network by opening branches throughout Argentina.

In December 1996, when BBVA became our principal shareholder, we reaffirmed our universal banking strategy, with the goal of increasing the most profitable business segments: medium and low-income individuals and small and medium-size businesses in the middle market. To this end, in August 1997, we acquired 71.752% of Banco de Crédito Argentino (the “Credito acquisition”), a retail bank focused on the middle market and consumer banking sectors. This merger allowed us to maximize the strengths of each bank and to implement an ambitious leadership plan which included an expansion plan - starting with a strong initial positioning in each market.

The liquidity crisis, that started in December 2001, and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy toward the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing.

Banking and Financial Services

Our financial condition and results of operations for the fiscal year 2003 were deeply impacted by the 2002 crisis. In response to the contraction in financial activity, we redefined our commercial strategy toward the transactional business, as an alternative source of income and adjusted our operative structure to the new business profile.

During the first six months of 2003 our banking activities remained concentrated on providing certain traditional commercial banking services which included cash management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards and transactional deposit taking. Our commercial policy in transactional business, backed by our state of the art technology platform and our efficient distribution network ensured the increase of our customer base and our fee revenue. We worked to further reduce our structural costs. The structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates and on the evolution of the exchange rate, because we have a long CER adjusted position and a long foreign currency position. A significant part of the Bank’s risk assets are variable rate assets, adjusted by CER plus an interest rate. Most liabilities accrue interest at a fixed rate except for certain loans granted to the Bank by the Central Bank and a diminishing Ps.1 billion portfolio of rescheduled deposits, known as CEDROS. Accordingly, during fiscal year 2003 we focused on reducing the cost of funds beyond the positive effect of a decreasing interest rate level in the system.

In the second half of the year, within an environment of economic recovery and a more stable financial system with sustained deposit growth and declines in interest rates, we gradually resumed our lending activity. We provided short-term financing, such as overdrafts on demand accounts, personal loans and credit card financing in the retail segment and notes discounted, working capital financing and investment-banking products, such as trustees, in the corporate segment.

Our strong corporate culture, with our customers and our team of professionals as cornerstones, enhances our franchise differentiation.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2003		December 31, 2002		December 31, 2001
	(in thousands of pesos, except percentages)
Corporate	7,366,210	88.36%	8,236,412	88.72%	10,937,210	67.88%
Middle market	186,687	2.24%	230,087	2.48%	1,920,378	11.92%
Retail	783,456	9.40%	817,472	8.80%	3,255,343	20.20%

Total	8,336,353	100.00%	9,283,971	100.00%	16,112,931	100.00%

	Deposits
	December 31, 2003		December 31, 2002		December 31, 2001
	(in thousands of pesos, except percentages)
Corporate	2,895,897	35.85%	3,102,439	44.82%	2,157,118	14.25%
Middle market	830,313	10.28%	571,885	8.26%	536,112	3.54%
Retail	4,352,006	53.87%	3,247,144	46.92%	12,447,151	82.21%

Total	8,078,216	100.00%	6,921,468	100.00%	15,140,381	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with minimum annual sales of Ps.75 million or companies that belong to an international group. This division has three branches dedicated to serve groups of companies from Europe, the United States and the rest of the world, and companies based in Argentina.

During 2003, the Corporate Banking business began to recover. A commercial strategy highly focused on transactional services led to a strong increase in transactions, which resulted in higher income from fees.

On the liability side, a record high of more than Ps.1 billion was obtained in new term deposits, leading to a reduction in the cost of funds. Furthermore, the Bank showed a significant increase in the volume of funds under management in our mutual fund portfolio, particularly in the Money Market funds.

In spite of the depressed demand, credit facilities resumed in the form of short-term loans for cash needs and export-related operations. At the same time, the Bank was able to successfully carry on with the process of debt restructuring of companies in default. The debt of most of the companies that owed significant amounts to Banco Francés was restructured during fiscal year 2003, with the debt restructuring of the remainder of our corporate borrowers in default to be completed during 2004.

Capital Markets. In 2003, capital markets activity was still under the negative effect of pending restructuring of the Argentine sovereign debt as well as the restructuring of senior debt of most local large companies that had taken dollar-denominated liabilities prior to the end of the convertibility of the peso. However, activity began to recover in private sector-fixed income transactions, with products designed to finance exports, mainly the agricultural sector.

Our commercial strategy was focused on developing alternative products for financing working capital, in the case of exporters, and investment needs for institutional customers and individuals. During 2003 we acted as arrangers in financing transactions for more than US$20 million, including financial trusts called “El Tejar” and “Exportadores”. Regarding to fixed-income transactions, we have also obtained the mandate to act as Argentine agent of Telefónica de Argentina in bond offerings with principal amounts of US$700 million and US$175 million. Furthermore, we have been appointed by the National Government to act as Argentine agent, together with Banco de la Nación Argentina and Banco Galicia, for the proposed sovereign debt exchange.

We maintained our leading position in the stock business, with our participation as exchange agent in the exchange offer made by Tenaris S.A. and for the remaining shares of Siderca S.A.I.C. and in the tender offer launched by D.A international, main shareholder of Atanor.

With respect to our financial advisory business, particularly in mergers and acquisitions, although market conditions impaired some projects in progress we continued to work for a greater development in 2004.

Trading and Brokerage. As of December 31, 2003, we routinely traded (on behalf of our customers and for our own account) corporate and Government securities, money market instruments and foreign currency. In fiscal year 2003, we traded approximately US$1.278,7 millions over-the-counter (in the Mercado Abierto Electrónico or “MAE”) and approximately Ps. 5.120,5 millions (US$1.766 millions) through Francés Valores on the BCBA (“floor” and “SINAC”).

We typically earn both brokerage commissions and a spread on over-the-counter transactions, depending on the type of transaction involved. Our proprietary trading, as well as third party brokerage trading, is supported by research and analysis provided by our research department.

Middle Market Banking. The Middle Market division handles our relations with small and medium-sized companies, i.e. those with annual sales of up to Ps.75 million. The Bank has the first network in Argentina specialized in serving the small and medium-sized company segment.

Circumstances related to the country’s extremely deep crisis suffered during 2002 required a vigorous adjustment in the structure of the division, which currently consists of 27 branches organized in two regions: Region 1, with 13 branches around Buenos Aires, Cordoba and the north region of Argentina, and Region 2, with 14 branches distributed in the Great Buenos Aires, Santa Fe, and the Mesopotamia, Patagonia and Cuyo areas.

Customer close relationships and network flexibility for adjusting to the changing macro and microeconomic scenario allowed the Bank to perform a high level of activity and to comply with scheduled targets. During fiscal year 2003 Middle Market Banking made a significant contribution to our income from fees, with a 26% growth to reach Ps.40.8 million.

Middle Market Banking followed efficient pricing policies regarding the management of financial sources. A deposit base with higher concentration in sight accounts led to a decrease in the cost of funds; which reached an average 1.8% rate, lower than the average cost of funds of the Bank. As of December 31, 2003, total liabilities amounted to Ps.718 million, 28% higher than the total posted as of December 31, 2002. Of such liabilities, 22% were in time deposits, 38% in sight accounts accruing interest and 40% in non-bearing sight accounts.

Regarding asset quality performance, the strong efforts in reducing the non-performing loan portfolio resulted in a significant decline in the non-performing ratio to 12% as of December 31, 2003.

Aiming to reinforce the relations with our customer base, we launched an aggressive campaign to attract new customers and the market’s attention to our transactional products. During fiscal 2003 we incorporated 1,204 new customers, installed 134 electronic banking systems and linked 231 new customers to our payroll services programs. In addition, the number of customers using the Internet services of Francés Net Banking increased by 2,600.

Middle Market Banking’s structure faces 2004 with consistent activity levels, empowered by the necessary tools to render specialized services to future transactions in this sector, and to cover future needs after increased economic growth. The Middle Market Banking’s intermediation business is internally financed by our significant palette of transactional products, which ensures solid revenue from fees.

Retail Banking. The Retail Banking division is in charge of commercial relations with individuals and small companies. As of December 31, 2003, this division served about 1.7 million individuals and 32,500 small businesses through a network of 231 branches.

During 2003, the commercial strategy was based on rewarding customers with direct benefits debit and credit cards. Furthermore, one of the goals for 2003 was to become the leading exchange house dealing in dollars, euros and other currencies. At the same time, we developed products and re-launched others, which were limited during 2002 due to the crisis. Among these products the following can be highlighted:

•	Personal loans: differentiated in accordance to the use of the funds. During the second semester of 2003 we granted 8,700 loans totaling Ps.32.7 million.

•	Alternative investments

Dollar-denominated savings and current accounts: as of December 2003 we had opened 20,000 accounts with an aggregate deposits in the amount of US$90 million.

Time deposits: aiming to lead the market in terms of investment alternatives, we launched a full range of products:

Time deposits adjusted by CER;

Time deposits adjusted by “CER plus” (negative inflation is not considered, as 0 is the limit for calculating the interest to be paid);

Time deposits with variable rate.

FBA Fondo Horizonte: an investment fund with Government bonds in its portfolio. During 2003 this fund had a return of 4.65%.

•	Express money: this product allows customers to receive money from abroad.

•	Traveler checks: in dollars and euros.

One of the key products of transactional banking for the retail segment continued to be the direct deposit of salaries. We maintained our leading position in this product with more than 7,000 companies crediting the salaries of their employees through Banco Francés as of December 31, 2003.

In accordance with the value added management policy, defined in our corporate strategy, we implemented a system with new technological tools in order to optimise our relation with our customer base, as part of our Customer Relationship Management – CRM.

Following our strategy, by September 2003, we extended our personalized attention service to all branches of our branch network. Furthermore we made intensive use of alternative channels, to which we added new functions. As of December 2003, approximately 260,000 customers were using Francés Net. Also, during 2003 our telephone banking received a monthly average of 788,000 calls and completed more than 1.2 million transactions.

Our ATM services showed excellent ratios, outperforming those of the rest of the financial system. The average number of transactions handled by Banco Francés’s ATMs was the highest in the Argentine network in December 2003, with 6,300 transactions per ATM. Our ATM network had the highest index of ATMs in service, 95.7% at the end of December 2003.

Credit Cards and Debit Cards. Since 1991, the market for credit and debit cards in Argentina grew significantly as improved economic conditions led to increased consumer spending. Credit and debit cards generate income for the Bank in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and, in the case of credit cards, financing and penalty charges.

We issue mainly “Visa” and “MasterCard” credit cards, and debit-only cards (under the name Banelco Electrón, or Banelco). We had a total credit card base of 464,038 as of December 31, 2003. As of that date, we were the third largest of fifty-five issuers of Visa credit cards in Argentina, based on the number of customers served. As of December 31, 2003, we served approximately 10.13% of all Visa customers in Argentina, who generated approximately 10.23% of all Visa receivables during year 2003. Our Banelco client base as of December 31, 2003 consisted of approximately 1.3 million debit-only cards, representing approximately 20.13% of the total debit-only cards issued by the 20 banks participating in the Banelco System. As of December 31, 2003, we ranked first in terms of the number of debit cards issued in the Banelco System.

In 2003, we offered securities brokerage services to our individual clients whereby over-the-counter transactions are executed directly through us, and Stock Exchange related transactions through Francés Valores. We similarly offer the services of Francés Inversiones, a telephone banking advisory service, through which clients may conduct securities and other transactions. Although clients are not charged for these services, we collect fees for brokerage services performed on behalf of any customer.

Trust Banking. Since 1996, we have organized a wide variety of trusts for large, medium and small customers in the private sector, for governmental entities and for multilateral organizations. Our Trust Banking division excelled in organizing guarantee trust funds for exports pre-financing, bringing together producers and investors. Trust banking income increased 12.4% as compared to fiscal year 2002 and maintained its growth pace by using trusts as an instrument for structuring guarantees, ensuring agreements and facilitating businesses. As of December 31, 2003 agreements in force accounted for Ps.2,747 million in trust assets. There are considerable synergies in the activities of the Trust Banking division with the different activities of the Bank.

Asset and Pension Fund Management

During 2003, BBVA Banco Francés continued to be a reference in investments advisory services and management, whether directly through portfolio management or indirectly through the offer of Mutual Funds that are part of the group of funds known as the “FBA Family”.

Mutual Funds

During 2003, the FBA Family of funds pursued the normalization of different funds that had been adversely affected by the measures adopted by the Government as a result of the political and economic turmoil in December 2001. The main action executed was the re-unification of quotas of those funds where the remedy of redemption at “portfolio valuations” under CNV General Resolution No. 384/01 was adopted. This re-unification was possible because Francés Administradora de Inversiones S.A., in its capacity of Fund Manager, allowed the non-liquid portfolios to become available resources, both in pesos or U.S. dollars, for the benefit of participants, as the secondary bond market continued to recover. Once certain funds were normalized, the subscription process, which had been suspended in January 2002, resumed. By the end of 2003, Fondos FBA Renta Pesos, FBA Calificado, FBA Acciones Globales and FBA Bonos were completely normalized and operating according to conditions set forth in the laws and regulations applicable to them, while FBA Renta Corto Plazo, FBA Total and FBA Renta were still undergoing normalization. As a result of the composition of the portfolios of the Government bonds, FBA Renta Premium and FBA Renta Fija were severely affected. The prospects of these funds are uncertain due to the default on the Argentine sovereign debt.

During the last quarter of fiscal 2003, in order to offer alternative investment solutions, the Bank launched Fondos FBA Horizonte, FBA Europa and FBA EE.UU. FBA Horizonte was created with the purpose of benefiting mainly from Argentina’s public bond valuation and income, through the arbitrage among the different bonds, particularly of the so-called “new debt”. FBA Europa and FBA EE.UU. are both floating Income funds that invest in European and U.S. stocks, respectively, allowing investors in Argentina to participate in the evolution of such markets through peso-denominated investments.

Among our preexisting Funds, FBA Bonos had a remarkable performance, achieving through investments in Argentine and other Latin American bonds 27.37% profit in dollars for BMD quotas. Among our floating Income funds, FBA Calificado, a fund created for the investment in eligible stocks for portfolios of large institutional investors, achieved a 97.18% profit in pesos. In turn, FBA Acciones Globales, a fund that invests globally in stocks in different international markets and has the advantage of honoring redemptions in dollars at any time, as it did even amid the 2002 crisis, appreciated 85.61% in dollars.

In sum, the FBA Family accounted for an overall net worth of Ps.496.2 million and increased its market share from 5.14% to 8.80% at the year-end 2003.

FBA Renta Pesos grew from a net worth of Ps.4 million at the beginning of fiscal 2003, to Ps.318.7 million by year-end, which weighed heavily in our 8.89% market stake in the so-called Fixed-Term Funds. As regards “market funds”, FBA Family mainly maintained its 8.6% share.

As of December 31, 2003, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	16,695
FBA Total	11,048
FBA Renta	31,273
FBA Renta Pesos	318,796
BF Renta Dólares	7,443
FBA Bonos	7,512
FBA Calificado	28,908
FBA International	578
FBA Ahorro Dólares	21,736
FBA Ahorro Pesos	1,072
FBA Renta Fija	37,718
FBA Renta Premium	11,288
FBA Horizonte	344
FBA Europa	826
FBA E.E.U.U.	298
FBA Renta Corto Plazo	726

Total	496,261

Portfolio Management

During the fiscal year 2003, Banco Francés renewed its commitment to customized portfolio management, an exclusive service for companies and high-income individuals, seeking professionalism and efficiency in investment management, in accordance to their particular needs and investor profile.

Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2003, we owned 53.89% of Consolidar AFJP, a pension fund manager that is operated jointly with BBVA. As of December 31, 2003, Consolidar AFJP managed Ps. 9.5 billion in pension fund holdings (with a 18.26% market share in collections).

Insurance

We provide advisory services to our customers in the selection of the adecuate coverage of risks related to life, personal accidents and home insurance and ATM’s robbery insurance, within a range of products offered by certain insurance companies.

Additionally, as part of the overall business, we have equity interests in some of these companies, including 12.22% of the capital stock of BBVA Seguros S.A., 65.96% of Consolidar Compañía de Seguros de Vida S.A. (a company that offers life insurance to the persons with retirement accounts at Consolidar AFJP), 66.67% of Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans) and 12.5% of Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Law that came into effect on July 1, 1996). BBVA holds the remaining shares in these four companies.

At December 31, 2003, Consolidar Retiro reached a 19% market share in the number of retirement plan policies issued since the beginning of the new systems of survivorship, retirement and labor risks insurance, and Consolidar ART ranked second in the number of employees and companies insured, totaling 42,438 companies (equivalent to an 11.4% market share) and 741,000 employees (equivalent to a 13.4% market share).

International Operations

Historically, we have focused our international operations on providing international and offshore banking services, raising funds from the international markets for foreign trade financing, and satisfying our treasury needs by means of instruments under our Medium-Term Note Program as well as loans and certificates of deposit borrowed from our correspondent banks.

The Bank continued to make efforts in 2003 to restructure its foreign debt. Payments on the Bank’s debt were made according to prevailing regulations. In respect of the trade related debt, in June 2003 we cleaned-up the remaining outstanding and negotiated trade maintenance facilities that are now used to finance new trade related transactions. In respect to the foreign financial debt, the Bank is complying with the restructuring scheme imposed by the Central Bank of Argentina on banks that have received support from such entity. In particular, payments on our FRN/floating rate note, which has an outstanding principal amount of US$135 million, had been rescheduled in 2002 for a transitional period of one year maturing October 2003. The FRN was refinanced one more time in 2003 and now has an average life of almost four years, with the last payment maturing in October 2008, and an average spread of 1.35% over LIBOR. The outstanding balance in the Bank’s trade-related and financial debt, with correspondent banks, excluding BBVA, instrumented as loans and guarantees, totaled US$195 million as of December 2003, which represents a 17% reduction to December 31, 2002.

While restricted, we continued offering traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Banco Francés (Cayman) Ltd., or Francés Cayman, was as of December 31,2003 a wholly owned subsidiary formed in 1988. As of December 31, 2003, this subsidiary, with total assets of US$950.8 million registered a gain of US$121.6 million, as compared to a US$222 million loss registered in the previous fiscal year. During 2002, Banco Francés made an irrevocable capital contribution in kind (Government guaranteed loans) with an original nominal value of US$185,043,841, representing a book value in pesos, as of that date, of thousand of Ps.305,409. Such contribution was authorized by Resolution No. 360 of the Central Bank’s Board of Directors dated May 30, 2002 and by a resolution of the Cayman Islands Monetary Authority resolution dated February 19, 2003.

In 2003, the Central Bank authorized the Bank to make the contribution in kind to Banco Francés (Cayman) Ltd, for an amount up to US$386 million of BODEN 2012 (amount resulting of the guaranteed loans holdings in that subsidiary as of December 31, 2001).

On April 15, 2003 the capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

In March 18, 2004 we sold our 100% interest in Banco Francés (Cayman) Limited to BBVA for US$238.5 million payable in Government secured loans. See note 38 to the Consolidated Financial Statements.

Cost Controls and Efficiency Improvements

Although macroeconomic variables, most importantly inflation, normalized during fiscal year 2003, we continued to adjust our operating structure to correspond with the new business profile and continued working toward a leaner organization. In 2003, ten branches were closed and total personnel was reduced by approximately 400 employees.

Our corporate guidelines include an efficiency follow-up model that was applied during 2003 to strictly control administrative expenses and immobilized assets.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2003, 2002 and 2001.

	As of December 31, 2003
	Banking and Financial Services
	Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Asset and Pension Fund Management	Insurance	Eliminations	Total
Total assets	12,460,436	2,506,379	55,300	11,872	15,033,987	298,830	1,334,562	(131,120)	16,536,259
Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income and other income	1,200,020	89,612	22,230	147	1,312,009	186,902	342,025	(82,995)	1,757,941
Total income (1)	2,363,201	652,680	32,858	747	3,049,486	233,482	460,236	(102,027)	3,641,177
Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Provision for loan losses	(73,203)	—	(4,164)	(139)	(77,506)	—	—	—	(77,506)
Operating expenses	(509,179)	(6,155)	(23,165)	(1,713)	(540,212)	(105,906)	(35,655)	652	(681,121)
Other expenses	(1,034,924)	(2,985)	(5,012)	(238)	(1,043,159)	(95,052)	(394,544)	82,343	(1,450,412)
Total expenses (2)	(2,799,137)	(478,024)	(42,881)	(3,799)	(3,323,841)	(213,883)	(484,635)	102,027	(3,920,332)
Income (loss) on minority interest in subsidiaries.	—	—	2,996	1,789	4,785	(8,065)	7,800	—	4,520
Net monetary loss	1,548	—	(100)	(195)	1,253	(2,099)	(245)	—	(1,091)
Total net income (loss)	(434,388)	174,656	(7,127)	(1,458)	(268,317)	9,435	(16,844)	—	(275.726)

	As of December 31, 2002
	Banking and Financial Services
	Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Asset and Pension Fund Management	Insurance	Eliminations	Total
Total assets	13,228,775	1,676,412	99,764	15,004,951	299,463	1,181,350	(219,452)	16,266,312
Financial income	4,781,803	438,666	53,138	5,273,607	163,690	285,094	(58,117)	5,664,274
Service charge income and other income	975,082	7,879	17,515	1,000,476	203,406	268,702	(51,610)	1,420,974
Total income (1)	5,756,885	446,545	70,653	6,274,083	367,096	553,796	(109,727)	7,085,248
Financial expenses	(3,486,671)	(1,067,563)	4,161	(4,558,395)	(85,116)	(27,031)	58,117	(4,612,425)
Provision for loan losses	(596,499)	(27,602)	(31,294)	(655,395)	—	—	—	(655,395)
Operating expenses	(672,252)	(3,793)	(41,176)	(717,221)	(126,433)	(26,180)	646	(869,188)
Other expenses	(1,298,132)	(184,428)	(7,290)	(1,489,850)	(85,857)	(117,374)	50,964	(1,642,117)
Total expenses (2)	(6,053,554)	(1,283,386)	(83,921)	(7,420,861)	(297,406)	(170,585)	109,727	(7,779,125)
Gain on minority interest in subsidiaries.	—	—	37,762	37,762	33,264	(11,936)	—	59,090
Net monetary loss	(17,992)	—	(74,265)	(92,257)	(113,570)	(410,648)	—	(616,475)
Total net income (loss)	(314,661)	(836,841)	(49,771)	(1,201,273)	(10,616)	(39,373)	—	(1,251,262)

	As of December 31, 2001
	Banking and Financial Services
	Banco Francés S.A.	BBVA Uruguay S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Asset and Pension Fund Management	Insurance	Eliminations	Total
Total assets	17,522,031	959,999	2,081,767	290,723	20,854,520	376,082	1,379,000	(238,496)	22,371,106
Financial income	2,489,279	112,109	187,339	85,231	2,873,958	15,236	143,531	(13,645)	3,019,080
Service charge income and other income	983,070	16,525	38,298	26,564	1,064,457	503,626	445,738	(161,286)	1,852,535
Total income (1)	3,472,349	128,634	225,637	111,795	3,938,415	518,862	589,269	(174,931)	4,871,615
Financial expenses	(1,271,474)	(88,157)	(34,645)	(8,472)	(1,402,748)	(307)	(6,261)	38	(1,409,278)
Provision for loan losses	(867,261)	(11,264)	(219,826)	(27,663)	(1,126,014)				(1,126,014)
Operating expenses	(1,019,150)	(63,343)	(4,971)	(46,378)	(1,133,842)	(225,221)	(35,148)	1,055	(1,393,156)
Other expenses	(292,512)	(9,162)	(12,529)	(5,586)	(319,789)	(219,181)	(460,254)	161,309	(837,915)
Total expenses (2)	(3,450,397)	(171,926)	(271,971)	(88,099)	(3,982,393)	(444,709)	(501,663)	162,402	(4,766,363)
Loss on minority interest in subsidiaries.		(9,444)		(1,136)	(10,580)	(34,191)	(29,456)		(74,227)
Total net income (loss)	21,952	(43,292)	(46,334)	23,696	(43,978)	74,153	87,606	(12,529)	31,025

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.

Information technology

During 2003 our information technology programs sought to rationalize expenses, improve efficiency in the use of our information technology resources, ensure the quality of our customer service and provide support to the programs of the Bank’s commercial areas.

To maximize the benefits from our system resources, we reengineered the host environments of production and development, improving the efficiency of installed power implementation, which enabled the deactivation of mainframe equipment, which in time derived in maintenance and license cost savings. We also upgraded the technology of MAN web links at the Bank’s headquarters, which provides a wider band at lower prices. We renegotiated agreements for the maintenance of equipment and hardware.

We reengineered the cash closing process to simplify and improve controls, which ultimately resulted in savings in inputs and man-hours. Additionally, we introduced a new system of incident tracking in the help desk area. We implemented an audit module for the Aura auditing system that dramatically increases the speed with which auditors may perform their duties at the Bank’s branches, and facilitates supervision of their work.

We continued with a project related to the design of a new credit card system, based upon the Altamira platform. Also, we implemented the first stage of an automated sales circuit for credit products in our branches, that is expected to improve the efficiency of sales procedures, decentralizing the scoring application, without undermining our risk control management. We also reengineered sale and post-sale Insurance services, including the interfaces with the companies that issue the insurance policies. We continued with the development of a foreign trade new system, with the modules of collections and letters of credit.

In connection with systems used for customer service, we further developed new functionalities for Internet banking, both for individuals and companies, that allow customers to view account information, make purchases and banking transactions on-line.

To protect our information systems, we started to design a master plan of logical security, a medium-term corporate project, with the purpose of establishing a minimum level of similarity in practices and control of information security for all the entities of the Banco Francés Group. And we developed a program for back-ups of the existing multiple platforms of the Bank (mainframe, Unix, Windows).

The overall 2003 investment in 2003 in hardware and communication systems, together with basic and application software approximately amounted to Ps. 4.3 million.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

In September 1996, BBVA acquired 99.90% of the capital stock of Inversora Otar S.A., the majority shareholder of Sud América Inversiones S.A., which in turn owned 30.04% of the capital stock of Banco Francés. On January 23, 2001, BBVA announced its intention to formulate an exchange offer to acquire 100% of our capital. In compliance with the terms and conditions of the offering document, BBVA abandoned the exchange offer in July 2001 because of a decline in the M.AR stock index of more than 35% since the announcement of the transaction as it was described in the Public Offering. In December 2002, Banco Francés carried out a capital increase in the domestic market, in which BBVA participated in the process of debt capitalization. Accordingly the capital stock of Banco Francés increased from 209,631,892 shares to 368,128,432 shares.

As of December 31, 2003, BBVA owned approximately 79.53% of Banco Francés’ capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2003, BBVA, through its subsidiaries, has a presence in more than 17 Latin American countries and throughout Europe, with 3,371 branch offices in Spain and 3,353 branch offices outside Spain, and 31,095 employees in Spain and 55,102 employees outside of Spain.

BBVA is a global financial group, organized in four major business areas: Retail Banking in Spain and Portugal, Wholesale and Investment Banking, Banking in America (includes Mexico) and Corporate Activities.

The tangible benefits provided by the BBVA Group to the Bank are the following:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in Banco Francés as a shareholder is both long term and strategic.

Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Subsidiaries of Banco Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2003, managed Ps.9.5 billion in pension fund holdings, with a 18.26% market share in collections in Argentina. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

We provide certain financial services to customers in the lower-income segment through our subsidiary Credilogros. After the transactions mentioned in “Information on the Company History and Development of the Company”, the capital stock structure of Credilogros, as of December 31, 2003, is as follows:

Banco Francés:	69.5271%

Banco Bilbao Vizcaya Argentaria S.A.:	29.9475%

Inversora Otar S.A.:	0.5254%

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. During 2003, the company also financed the purchase of Nissan cars. Rombo Compañía Financiera, obtains funds exclusively from loans granted by other institutions in the domestic interbank market, rather than from deposits, other sources or the placement of corporate bonds. We hold a 40% equity interest in this company, which capital stock consists of 20,000,000 shares of common stock with a par value of Ps.1 each.

PSA Finance is located in Buenos Aires. This financial entity was organized in 2001 and its original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. The company’s business is to finance brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through motor-vehicle secured loans or leasing transactions. On October 31, 2003, subject to the approval of the Central Bank., Banco Francés acquired 50 % of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañia Financiera S.A. for Ps. 11,900 thousand and the latter settled the call received from Banco Francés for a total of Ps. 11,700 thousand plus interest.

Until recently, we offered financial services in the Cayman Island through Banco Francés Cayman Ltd. On March 18, 2004 we sold our interest in Banco Francés Cayman Ltd. to BBVA.

Until May 2002, we offered financial services in U r uguay through BBVA Urguguay. On May 13,2002 we sold our 60.88% interest in BBVA Uruguay to BBVA.

The following chart reflects Banco Francés’ subsidiaries as of December 31, 2003:

(1) On March 18, 2004, we sold our 100% interest in Banco Francés (Cayman) Limited to BBVA.

(2) On February 4, 2004, Atuel Fideicomisos S.A. acquired 95% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited.

The following information is related to subsidiaries and affiliates as of December 31, 2003:

Subsidiary or Associated Company	Country of Incorporation/Residence	Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos)
Banco Francés (Cayman) Ltd.(1)(3)	Cayman Islands	100.00%	Banking services	1,437.5
Atuel Fideicomisos S.A.(1)(3)	Argentina	99.99%	Trust services	0.2
Francés Valores Sociedad de Bolsa S.A.(1)(3)	Argentina	99.97%	Stock exchange brokerage	7.4
Credilogros Compañía Financiera S.A.(1)(3)	Argentina	69.52%	Financial Institution	31.2
Consolidar Cía. de Seguros de Retiro S.A.(1)(3)	Argentina	66.67%	Insurance	37.2
Consolidar Seguros de Vida S.A.(1)(3)	Argentina	65.96%	Insurance	47.9
Consolidar AFJP S.A.(1)(3)	Argentina	53.89%	Pension and Retirement Fund Administrators	241.3
PSA Compañía Financiera S.A. (1)(3)	Argentina	50.00%	Financial Institution	23.2
Rombo Compañía Financiera S.A.(3)	Argentina	40.00%	Financial Institution	27.5
Consolidar ART S.A.(3)	Argentina	12.50%	Workers Compensation Insurance	116.3
BBVA Seguros S.A.(3)	Argentina	12.22%	Insurance Company	35.0
Assurex S.A.(2)	Argentina	12.50%	Insurance Broker	0.1

(1)	For information regarding the number of shares we hold in such entities, see note 16 to the consolidated financial statements.
(2)	Total stockholders’ equity as of June 30, 2003.
(3)	Total stockholders’ equity as of December 31, 2003.

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2003.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	10.99%	Clearing house	2.5
Interbanking S.A.(2)	Argentina	8.33%	Information services for financial markets	11.4
Argencontrol S.A.(2)	Argentina	7.77%	Agent Mandatary	0.8
Sedesa S.A.(3)	Argentina	9.85%	Deposit Guarantee Fund	4.9
AIG Latin American Fund(1)	Virgin Islands	19.48%	Investment Funds	27.6
Banelco S.A.(5)	Argentina	12.63%	Nationwide ATM network& credit card issuer	30.7
Visa Argentina S.A.(4)	Argentina	5.00%	Credit card issuer	25.3

(1)	Total Stockholders’ Equity as of December 31, 2000.
(2)	Total Stockholders’ Equity as of December 31, 2002.
(3)	Total Stockholders’ Equity as of March 31, 2003.
(4)	Total Stockholders’ Equity as of May 31, 2003.
(5)	Total Stockholders’ Equity as of December 31, 2003.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003 ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2003, our branch network consisted of 231 branches, of which 116 were located in properties that we own and 115 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

For fiscal year ended December 31, 2001, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis, using their original values restated into February 2003 pesos. Average balances have been separated between those denominated in pesos, in Uruguayan pesos, in reales and in dollars.

For the fiscal year ended December 31, 2002, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis, using their original values restated into February 2003 pesos. Average balances have been separated between those denominated in pesos and in dollars.

For the fiscal year ended December 31, 2003, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis, using the methodology for restatement mentioned in note 4.2. to the Consolidated Financial Statements in the case of the financial information of Banco Francés and its Argentine subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2003, 2002 and 2001.

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	770,114	69,593	6.87%	1,020,368	25,135	(53.04)%	32,319	16,856	60.79%
Reales	—	—	—	—	—	—	28,731	7,454	14.49%
Dollars	2,244,896	5,454	(44.00)%	2,641,217	151,837	62.98%	4,446,978	653,449	21.20%

Total	3,015,010	75,047	(31.00)%	3,661,585	176,972	30.65%	4,508,028	677,759	21.44%

Loans(4)
Private Sector
Pesos	1,271,305	227,591	15.56%	2,702,824	743,308	(41.57)%	3,121,124	687,289	28.95%
Uruguayan Pesos	—	—	—	—	—	—	29,514	7,740	22.24%
Dollars	907,028	34,459	(42.01)%	1,107,086	168,479	77.57%	6,711,935	759,505	17.63%

Total	2,178,333	262,050	(8.41)%	3,809,910	911,787	(6.95)%	9,862,573	1,454,534	21.23%

Public Sector
Pesos	7,065,043	533,892	5.42%	8,334,810	2,887,594	(38.30)%	1,027	420	48.89%
Uruguayan Pesos	—	—	—	—	—	—	334	—	—
Dollars	138,936	11,615	(39.46)%	—	—	—	3,876,340	533,956	20.23%

Total	7,203,979	545,507	4.55%	8,334,810	2,887,594	(38.30)%	3,877,701	534,376	20.23%

Deposits with the Central Bank
Pesos	942,216	8,723	(1.08)%	450,493	5,473	(53.62)%	130	4	10.10%
Uruguayan Pesos	—	—	—	—	—	—	2,611	620	19.85%

Total	942,216	8,723	(1.08)%	450,493	5,473	(53.62)%	2,741	624	19.39%

Other assets
Pesos	456,619	52,335	9.25%	454,623	300,675	(23.86)%	881,002	3,221	6.06%
Dollars	324,895	37,295	(37.72)%	449,268	33,236	65.52%	2,417,051	280,954	17.96%

Total	781,514	89,630	(10.28)%	903,891	333,911	20.56%	3,298,053	284,175	14.78%

Total interest-earning assets
Pesos	10,505,297	892,134	6.34%	12,963,118	3,962,185	(40.17)%	4,035,602	707,790	24.20%
Reales	—	—	—	—	—	—	28,731	7,454	14.49%
Uruguayan Pesos	—	—	—	—	—	—	32,459	8,360	21.79%
Dollars	3,615,754	88,823	(42.76)%	4,197,571	353,552	67.10%	17,452,304	2,227,864	19.17%

Total	14,121,051	980,957	(6.24)%	17,160,689	4,315,737	(13.93)%	21,549,096	2,951,468	20.11%

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	189,076	—	—	193,773	—	—	431,748	—	—
Reales	—	—	—	—	—	—	7	—	—
Uruguayan Pesos	—	—	—	—	—	—	10,639	—	—
Dollars	400,202	—	—	250,942	—	—	619,141	—	—

Total	589,278	—	—	444,715	—	—	1,061,535	—	—

Investments in other companies
Pesos	49,004	—	—	9,616	—	—	39,166	—	—
Reales	—	—	—	—	—	—	11	—	—
Uruguayan Pesos	—	—	—	—	—	—	2,020	—	—
Dollars	786	—	—	8,304	—	—	11,064	—	—

Total	49,790	—	—	17,920	—	—	52,261	—	—

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,438,254	—	—	938,908	—	—	1,063,287	—	—
Reales	—	—	—	—	—	—	28	—	—
Uruguayan Pesos	—	—	—	—	—	—	20,343	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,438,254	—	—	938,908	—	—	1,083,658	—	—

Allowance for loan losses
Pesos	(645,982)	—	—	(1,050,647)	—	—	(230,079)	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	(991)	—	—
Dollars	(351,663)	—	—	(385,055)	—	—	(291,309)	—	—

Total	(997,645)	—	—	(1,435,702)	—	—	(522,379)	—	—

Other assets
Pesos	809,324	—	—	926,656	—	—	528,584	—	—
Reales	—	—	—	—	—	—	732	—	—
Uruguayan Pesos	—	—	—	—	—	—	391	—	—
Dollars	71,991	—	—	663,308	—	—	1,348,604	—	—

Total	881,315	—	—	1,589,964	—	—	1,878,311	—	—

Total non interest-earning assets
Pesos	1,839,676	—	—	1,018,306	—	—	1,832,706	—	—
Reales	—	—	—	—	—	—	778	—	—
Uruguayan Pesos	—	—	—	—	—	—	32,402	—	—
Dollars	121,316	—	—	537,499	—	—	1,687,500	—	—

Total	1,960,992	—	—	1,555,805	—	—	3,553,386	—	—

TOTAL ASSETS
Pesos	12,344,973	—	—	13,981,424	—	—	5,868,308	—	—
Reales	—	—	—	—	—	—	29,509	—	—
Uruguayan Pesos	—	—	—	—	—	—	64,861	—	—
Dollars	3,737,071	—	—	4,735,070	—	—	19,139,804	—	—

Total	16,082,044	—	—	18,716,494	—	—	25,102,482	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	733,310	4,226	(1.42)%	1,156,870	6,226	(53.93)%	1,339,741	14,821	6.84%
Uruguayan Pesos	—	—	—	—	—	—	35,673	1,029	(0.36)%
Dollars	273,838	1,582	(43.81)%	601,112	3,229	54.95%	2,072,629	28,222	7.11%

Total	1,007,148	5,808	(12.95)%	1,757,982	9,455	(16.70)%	3,448,043	44,072	6.93%

Certificates of deposits
Pesos	4,563,821	475,201	8.22%	4,578,331	1,708,121	(37.07)%	749,523	70,184	15.57%
Uruguayan Pesos	—	—	—	—	—	—	7,199	1,259	13.79%
Dollars	454,065	5,695	(43.43)%	912,095	35,535	(60.12)%	10,684,554	948,304	15.05%

Total	5,017,886	480,896	3.54%	5,490,426	1,743,656	(20.93)%	11,441,276	1,019,747	15.09%

Borrowing from the Central Bank
Pesos	2,167,645	123,675	3.60%	1,580,869	560,410	(37.93)%	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	3,781	387	6.76%
Dollars	2,907	124	(41.75)%	20,331	1,034	61.95%	26,719	2,216	14.44%

Total	2,170,552	123,799	3.54%	1,601,200	561,444	(36.66)%	30,500	2,603	12.97%

Borrowings from other financial institutions
Pesos	127,074	11,096	6.57%	488,756	69,175	(47.69)%	138,631	29,254	27.98%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,443,772	59,732	(41.82)%	1,966,060	127,073	64.08%	1,154,023	133,213	17.87%

Total	1,570,846	70,828	(37.91)%	2,454,816	196,248	41.83%	1,292,654	162.467	18.96%

Corporate Bonds
Pesos	17,205	2,043	9.65%	21,726	11,188	(30.57)%	—	—	—
Dollars	465,590	17,451	(42.04)%	1,258,021	52,388	60.54%	1,112,067	18,716	7.45%

Total	482,795	19,494	(40.20)%	1,279,747	63,576	58.99%	1,112,067	18,716	7.45%

Other liabilities
Pesos	707,313	15,563	0.17%	702,849	250,414	(37.84)%	157,455	10,635	12.81%
Uruguayan Pesos	—	—	—	—	—	—	5,810	69	(2.01)%
Dollars	399,434	6,820	(43.18)%	342,130	148,727	121.11%	1,231,390	77,762	12.35%

Total	1,106,747	22,384	(15.48)%	1,044,979	399,141	14.20%	1,394,655	88,466	12.34%

Total Interest-bearing liabilities
Pesos	8,316,368	631,804	5.46%	8,529,401	2,605,534	(40.17)%	2,385,350	124,894	11.21%
Uruguayan Pesos	—	—	—	—	—	—	52,463	2,743	1.91%
Dollars	3,039,606	91,404	(42.45)%	5,099,749	367,986	65.24%	16,281,382	1,208,432	13.52%

Total	11,355,974	723,208	(7.37)%	13,629,150	2,973,520	(0.73)%	18,719,195	1,336,069	13.19%

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and Stockholders’ equity
Checking accounts
Pesos	791,205	—	—	931,833	—	—	866,371	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguay Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,306	—	—	323,510	—	—	195,720	—	—

Total	792,511	—	—	1,255,343	—	—	1,062,091	—	—

Other liabilities
Pesos	1,865,066	—	—	1,574,348	—	—	1,801,948	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	8,747	—	—
Dollars	90,733	—	—	260,951	—	—	752,189	—	—

Total	1,955,799	—	—	1,835,299	—	—	2,565,304	—	—

Minority Interest
Pesos	160,582	—	—	211,656	—	—	309,481	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	160,582	—	—	211,656	—	—	309,481	—	—

Stockholders equity
Pesos	1,817,178	—	—	1,785,046	—	—	2,446,411	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,817,178	—	—	1,785,046	—	—	2,446,411	—	—

Total non–interest bearing liabilities and stockholders equity
Pesos	4,634,031	—	—	4,502,883	—	—	5,424,211	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	8,747	—	—
Dollars	92,039	—	—	584,461	—	—	947,909	—	—

Total	4,726,070	—	—	5,087,344	—	—	6,383,287	—	—

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	12,950,399	—	—	13,032,284	—	—	7,809,561	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	61,210	—	—
Dollars	3,131,645	—	—	5,684,210	—	—	17,229,291	—	—

Total	16,082,044	—	—	18,716,494	—	—	25,102,482	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2003, 2002 and 2001.

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	770,114	69,593	9.04%	1,020,368	25,135	2.46%	32,319	16,856	52.15%
Reales	—	—	—	—	—	—	28,731	7,454	25.94%
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	2,244,896	5,454	0.24%	2,641,217	151,837	5.75%	4,446,978	653,449	14.69%

Total	3,015,010	75,047	2.49%	3,661,585	176,972	4.83%	4,508,028	677,759	15.03%

Loans(4)
Private Sector
Pesos	1,271,305	227,591	17.90%	2,702,824	743,308	27.50%	3,121,124	687,289	22.02%
Uruguayan Pesos	—	—	—	—	—	—	29,514	7,740	26.23%
Dollars	907,028	34,459	3.80%	1,107,086	168,479	15.22%	6,711,935	759,505	11.32%

Total	2,178,333	262,050	12.03%	3,809,910	911,787	23.93%	9,862,573	1,454,534	14.75%

Public Sector
Pesos	7,065,043	533,892	7.56%	8,334,810	2,887,594	34.64%	1,027	420	40.90%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	334	—	—
Dollars	138,936	11,615	8.36%	—	—	—	3,876,340	533,956	13.77%

Total	7,203,979	545,507	7.57%	8,334,810	2,887,594	34.64%	3,877,701	534,376	13.78%

Deposits with the Central Bank
Pesos	942,216	8,723	0.93%	450,493	5,473	1.21%	130	4	4.19%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	2,611	620	23.76%
Dollars	—	—	—	—	—	—	—	—	—

Total	942,216	8,723	0.93%	450,493	5,473	1.21%	2,741	624	22.83%

Other assets
Pesos	456,619	52,335	11.46%	454,623	300,675	66.14%	881,002	3,221	0.37%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	324,895	37,295	11.48%	449,268	33,236	7.40%	2,417,051	280,954	11.62%

Total	781,514	89,630	11.47%	903,891	333,911	36.94%	3,298,053	284,175	8.62%

Total interest-earning assets
Pesos	10,505,297	892,134	8.49%	12,963,118	3,962,185	30.57%	4,035,602	707,790	17.53%
Reales	—	—	—	—	—	—	28,731	7,454	25.94%
Uruguayan Pesos	—	—	—	—	—	—	32,459	8,360	25.76%
Dollars	3,615,755	88,823	2.46%	4,197,571	353,552	8.42%	17,452,304	2,227,864	12.77%

Total	14,121,052	980,957	6.95%	17,160,689	4,315,737	25.15%	21,549,096	2,951,468	13.70%

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance (1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	189,076	—	—	193,773	—	—	431,748	—	—
Reales	—	—	—	—	—	—	7	—	—
Uruguayan Pesos	—	—	—	—	—	—	10,639	—	—
Dollars	400,202	—	—	250,942	—	—	619,141	—	—

Total	589,278	—	—	444,715	—	—	1,061,535	—	—

Investments in other companies
Pesos	49,004	—	—	9,616	—	—	39,166	—	—
Reales	—	—	—	—		—	11	—	—
Uruguayan Pesos	—	—	—	—	—	—	2,020	—	—
Dollars	786	—	—	8,304	—	—	11,064	—	—

Total	49,790	—	—	17,920	—	—	52,261	—	—

Property and equipment and miscellaneous and intangible assets and items pending collection
Pesos	1,438,254	—	—	938,908	—	—	1,063,287	—	—
Reales	—	—	—	—	—	—	28	—	—
Uruguayan Pesos	—	—	—	—	—	—	20,343	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,438,254	—	—	938,908	—	—	1,083,658	—	—

Allowance for loan losses
Pesos	(645,982)	—	—	(1,050,647)	—	—	(230,079)	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	(991)	—	—
Dollars	(351,663)	—	—	(385,055)	—	—	(291,309)	—	—

Total	(997,645)	—	—	(1,435,702)	—	—	(522,379)	—	—

Other assets
Pesos	809,324	—	—	926,656	—	—	528,584	—	—
Reales	—	—	—	—	—	—	732	—	—
Uruguayan Pesos	—	—	—	—	—	—	391	—	—
Dollars	71,991	—	—	663,308	—	—	1,348,604	—	—

Total	881,315	—	—	1,589,964	—	—	1,878,311	—	—

Total non interest-earning assets
Pesos	1,839,676	—	—	1,018,306	—	—	1,832,706	—	—
Reales	—	—	—	—	—	—	778	—	—
Uruguayan Pesos	—	—	—	—	—	—	32,402	—	—
Dollars	121,316	—	—	537,499	—	—	1,687,500	—	—

Total	1,960,992	—	—	1,555,805	—	—	3,553,386	—	—

TOTAL ASSETS
Pesos	12,344,973	—	—	13,981,424	—	—	5,868,308	—	—
Reales	—	—	—	—	—	—	29,509	—	—
Uruguayan Pesos	—	—	—	—	—	—	64,861	—	—
Dollars	3,737,071	—	—	4,735,070	—	—	19,139,804	—	—

Total	16,082,044	—	—	18,716,494	—	—	25,102,482	—	—

(1)	Average Balances are dived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	733,310	4,226	0.58%	1,156,870	6,226	0.54%	1,339,741	14,821	1.11%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	35,673	1,029	2.88%
Dollars	273,838	1,582	0.58%	601,112	3,229	0.54%	2,072,629	28,222	1.36%

Total	1,007,148	5,808	0.58%	1,757,982	9,455	0.54%	3,448,043	44,072	1.28%

Time deposits
Pesos	4,563,821	475,201	10.41%	4,578,331	1,708,121	37.31%	749,523	70,184	9.36%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	7,199	1,259	17.50%
Dollars	454,065	5,695	1.25%	912,095	35,535	3.90%	10,684,554	948,304	8.88%

Total	5,017,886	480,896	9.58%	5,490,426	1,743,656	31.76%	11,441,276	1,019,747	8.91%

Borrowing from the Central Bank
Pesos	2,167,645	123,675	5.71%	1,580,869	560,410	35.45%	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	3,781	387	10.24%
Dollars	2,907	124	4.26%	20,331	1,034	5.08%	26,719	2,216	8.29%

Total	2,170,552	123,799	5.70%	1,601,200	561,444	35.06%	30,500	2,603	8.21%

Borrowings from other financial institutions
Pesos	127,074	11,096	8.73%	488,756	69,175	14.15%	138,631	29,254	21.10%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,443,772	59,732	4.14%	1,966,060	127,073	6.46%	1,154,023	133,213	11.54%

Total	1,570,846	70,828	4.51%	2,454,816	196,248	7.99%	1,292,654	162,467	12.57%

Corporate bonds
Pesos	17,205	2,043	11.87%	21,726	11,188	51.50%	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	465,590	17,451	3.75%	1,258,021	52,388	4.16%	1,112,067	18,716	1.68%

Total	482,795	19,494	4.04%	1,279,747	63,576	4.97%	1,112,067	18,716	1.68%

Other liabilities
Pesos	707,313	15,563	2.20%	702,849	250,414	35.63%	157,455	10,635	6.75%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	5,810	69	1.18%
Dollars	399,434	6,820	1.71%	342,130	148,727	43.47%	1,231,390	77,762	6.31%

Total	1,106,747	22,383	2.02%	1,044,979	399,141	38.20%	1,394,655	88,466	6.34%

Total Interest-bearing liabilities
Pesos	8,316,368	631,804	7.60%	8,529,401	2,605,534	30.55%	2,385,350	124,894	5.23%
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	52,463	2,743	5.23%
Dollars	3,039,606	91,404	3.01%	5,099,749	367,986	7.22%	16,281,382	1,208,432	7.42%

Total	11,355,974	723,208	6.37%	13,629,150	2,973,520	21.82%	18,719,195	1,336,069	7.14%

	Fiscal Years ended December 31,
	2003			2002			2001
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	791,205	—	—	931,833	—	—	866,371	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	1,306	—	—	323,510	—	—	195,720	—	—

Total	792,511	—	—	1,255,343	—	—	1,062,091	—	—

Other liabilities
Pesos	1,865,066	—	—	1,574,348	—	—	1,801,948	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	8,747	—	—
Dollars	90,733	—	—	260,951	—	—	752,189	—	—

Total	1,955,799	—	—	1,835,299	—	—	2,565,304	—	—

Minority Interest
Pesos	160,582	—	—	211,656	—	—	309,481	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	160,582	—	—	211,656	—	—	309,481	—	—

Stockholders equity
Pesos	1,817,178	—	—	1,785,046	—	—	2,446,411	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,817,178	—	—	1,785,046	—	—	2,446,411	—	—

Total non-interest-bearing liabilities and stockholders equity
Pesos	4,634,031	—	—	4,502,883	—	—	5,424,211	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	8,747	—	—
Dollars	92,039	—	—	584,461	—	—	947,909	—	—

Total	4,726,070	—	—	5,087,344	—	—	6,383,287	—	—

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	12,950,399	—	—	13,032,284	—	—	7,809,561	—	—
Reales	—	—	—	—	—	—	2,420	—	—
Uruguayan Pesos	—	—	—	—	—	—	61,210	—	—
Dollars	3,131,645	—	—	5,684,210	—	—	17,229,291	—	—

Total	16,082,044	—	—	18,716,494	—	—	25,102,482	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002 and for the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2002/December 2001 Increase (Decrease) Due to Changes in			December 2001/December 2000 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	(22,649)	67,107	44,458	24,338	(16,059)	8,279	(73,532)	50,954	(22,578)
Reales	—	—	—	(7,454)	—	(7,454)	(1,978)	4,737	2,759
Uruguayan Pesos	—	—	—	—	—	—	—	(2)	(2)
Dollars	(929)	(145,454)	(146,383)	(103,808)	(397,804)	(501,613)	269,892	(45,016)	224,876

Total	(23,578)	(78,347)	(101,925)	(86,924)	(413,863)	(500,788)	194,382	10,673	205,055

Loans
Private sector
Pesos	(256,304)	(259,413)	(515,717)	(115,037)	171,056	56,019	(176,475)	189,996	13,521
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	(7,740)	—	(7,740)	387	732	1,119
Dollars	(7,581))	(126,439)	(134,020)	(852,960)	261,934	(591,026)	5,566	62,378	67,944

Total	(263,885)	(385,852)	(649,737)	(975,737)	432,990	(542,747)	(170,522)	253,106	82,584

Public sector
Pesos	(96,370)	(2,257,332)	(2,353,702)	2,887,238	(64)	2,887,174	(58,748)	40,527	(18,221)
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	11,615	—	11,615	(533,956)	—	(533,956)	93,774	51,919	145,692

Total	(84,755)	(2,257,332)	(2,342,087)	2,353,282	(64)	2,353,218	35,026	92,446	127,471

Deposits with the Central Bank
Pesos	4,530	(1,280)	3,250	5,473	(4)	5,469	2	2	4
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	(620)	—	(620)	236	(22)	214
Dollars	—	—	—	—	—	—	—	—	—

Total	4,530	(1,280)	3,250	4,853	(4)	4,849	238	(20)	218

Other assets
Pesos	241	(248,581)	(248,340)	(281,956)	579,411	297,454	524	(56,190)	(55,666)
Reales	—	—	—	—	—	—	—	(736)	(736)
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	(14,266)	18,325	4,059	(145,666)	(102,051)	(247,718))	(81,071)	72,725	(8,346)

Total	(14,025)	(230,256)	(244,281)	(427,622)	477,360	49,736	(80,547)	15,799	(64,748)

Total interest-earning assets
Pesos	(370,552)	(2,699,499)	(3,070,051)	2,520,056	734,340	3,254,395	(308,229)	225,289	(82,940)
Reales	—	—	—	(7,454)	—	(7,454)	(1,978)	4,001	2,023
Uruguayan Pesos	—	—	—	(8,360)	—	(8,360)	623	708	1,331
Dollars	(11,161)	(253,568)	(264,729)	(1,636,390)	(237,921)	(1,874,313)	288,161	142,006	430,166

Total	(381,713)	(2,953,067)	(3,334,780)	867,852	496,419	1,364,268	(21,423)	372,004	350,580

	December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2002/December 2001 Increase (Decrease) Due to Changes in			December 2001/December 2000 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	(2,419)	419	(2,000)	(934)	(7,661)	(8,595)	(6,179)	(13,625)	(19,805)
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	(1,029)	—	(1,029)	84	(214)	(130)
Dollars	(1,873)	226	(1,647)	(7,939)	(17,053)	(24,993)	3,098	(6,206)	(3,108)

Total	(4,292)	645	(3,647)	(9,902)	(24,714)	(34,617)	(2,997)	(20,045)	(23,043)

Time deposits
Pesos	(1,456)	(1,231,464)	(1,232,920)	1,428,483	209,453	1,637,937	(38,307)	7,074	(31,233)
Reales	—	—	—	—	—	—	—	(61)	(61)
Uruguayan Pesos	—	—	—	(1,259)	—	(1,259)	186	214	400
Dollars	(5,707)	(24,133)	(29,840)	(380,732)	(532,037)	(912,769)	58,589	200,325	258,914

Total	(7,163)	(1,255,597)	(1,262,760)	1,046,492	(322,584)	723,909	20,468	207,552	228,020

Borrowings from the Central Bank
Pesos	33,486	(470,221)	(436,735)	560,410	—	560,410	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	(387)	—	(387)	(113)	244	357
Dollars	(744)	(166)	(910)	(324)	(858)	(1,183)	(1,203)	(4)	(1,207)

Total	32,742	(470,387)	(437,645)	559,699	(858)	558,840	(1,090)	240	(850)

Borrowings from other financial institutions
Pesos	(31,598)	(26,481)	(58,079)	49,554	(9,634)	39,921	5,679	10,677	16,355
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	(21,673)	(45,668)	(67,341)	52,447	(58,586)	(6,139)	(46,177)	44,968	(1,209)

Total	(53,271)	(72,149)	(125,420)	102,001	(68,220)	33,782	(40,498)	55,645	15,146)

Corporate Bonds
Pesos	(536)	(8,609)	(9,145)	11,188	—	11,188	—	—	—
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	—	—	—	—	—	—
Dollars	(29,755)	(5,182)	(34,937)	6,079	27,594	(33,673)	2,155	(70,716)	(68,561)

Total	(30,291)	(13,791)	(44,082)	17,267	27,594	(44,861)	2,155	(70,016)	(68,561)

Other liabilities
Pesos	109	(234,960)	(234,851)	194,309	45,470	239,779	10,624	11	10,635
Reales	—	—	—	—	—	—	—	—	—
Uruguayan Pesos	—	—	—	(69)	—	(69)	9	(171)	(162)
Dollars	975	(142,882)	(141,907)	(386,629)	457,594	70,965	26,195	17,164	43,359

Total	1,084	(377,842)	(376,758)	(192,389)	503,064	310,675	36,828	17,004	53,832

Total interest-bearing liabilities
Pesos	(2,414)	(1,971,316)	(1,973,730)	2,243,011	237,628	2,480,639	(28,183)	4,136	(24,047)
Reales	—	—	—	—	—	—	—	(61)	(61)
Uruguayan Pesos	—	—	—	(2,743)	—	(2,743)	392	73	464
Dollars	(58,777)	(217,805)	(276,582)	(717,099)	(123,347)	(840,446)	42,657	185,531	228,188

Total	(61,191)	(2,189,121)	(2,250,312)	1,523,169	114,281	1,637,450	14,866	189,679	204,544

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2003	2002	2001
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	10,505,297	12,963,118	4,035,602
Reales	—	—	28,731
Uruguayan Pesos	—	—	32,459
Dollars	3,615,754	4,197,571	17,452,304

Total	14,121,051	17,160,689	21,549,096

Net interest income(1)
Pesos	260,330	1,356,651	582,896
Reales	—	—	7,454
Uruguayan Pesos	—	—	5,617
Dollars	(2,581)	(14,434)	1,019,432

Total	257,749	1,342,217	1,615,399

Net interest margin(2)
Pesos	2.48%	10.47%	14.44%
Reales	—	—	25.94%
Uruguayan Pesos	—	—	17.30%
Dollars	(0.07)%	(0.34)%	5.84%

Weighted average rate	1.83%	7.82%	7.50%

Yield spread. nominal basis(3)
Pesos	0.90%	0.02%	12.30%
Reales	—	—	25.94%
Uruguayan Pesos	—	—	20.53%
Dollars	(0.55)%	1.21%	5.35%

Weighted average rate	0.58%	3.33%	6.56%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread. nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31.
	2003	2002	2001
	(in thousands of pesos, except percentages)
Net (loss) / income	(275,726)	(1,251,262)	31,025
Average total assets(1)	16,401,285	19,318,708	25,715,953
Average stockholders’ equity(1)	1,888,262	2,048,185	2,145,869
Stockholders’ equity at the end of the fiscal year	1,750,397	2,026,123	2,070,243
Net income as a percentage of:
Average total assets	(1.68)%	(6.48)%	0.12%
Average stockholders’ equity	(14.60)%	(61.09)%	1.45%
Declared cash dividends(2)	—	—	—
Dividend payout ratio(2)	—	—	—
Average stockholders’ equity as a percentage of Average Total Assets	11.51%	10.60%	8.34%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)	Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. Since April 2002, the Central Bank has suspended the payment of dividends. As from June 2, 2004, by Communication “A” 4152 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information – Dividends”

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2003, 2002 and 2001 by type and currency of denomination.

	Fiscal Years ended December 31.
	2003	2002	2001
	(in thousands of pesos)
Government Securities
In Pesos:
Investment Accounts
Argentine Treasury Bills	64,379	70,842	—
Other Debt Bonds	—	25,375	—
Holding for Trading or Financial Transactions
Argentine Provinces Bonds	—	—	82
Debt Consolidation Bonds—Social Security (BOCON)	10,495	—	156
Argentine Bonds (BODEN 2007 and 2008)	56,245	—	—
Debt Consolidation Bonds (BOCON)	—	—	147
Argentine Treasury Bills	9,047	1,782	—
Argentine Central Bank Bills (LEBAC)	480,917	19,608	—
Other Debt Bonds	11,711	8,631	119
Unlisted Government Securities
Argentine Bonds (BOGAR 2018)	979,507	—	—
Argentine Provinces Bonds	—	58,788	6,702
Tax credit certificates due in 2003/2004	86,225	93,056	—
Other Debt Bonds	39	—	—

Total Government Securities in pesos	1,698,565	278,082	7,206

In Foreign Currency:
Investment Accounts
Medium Term Treasury Bonds (BONTE)	—	—	12,818
Argentine Treasury Bills	—	—	28,672
External Bills in Euros	—	—	7,773
Argentine Bonds—(BODEN 2012)	1,025,022	1,764,391	—
Argentine External Bills ( VEY4D)	88,323	36,088	—
Other Debt Bonds	15,633	—	7,169
Holding for Trading or Financial Transactions
Argentine External Bonds (BONEX)	—	—	389
Argentine External Bills	—	—	449,539
Argentine Bonds – (BODEN 2012)	19,758	—	—
Medium Term Treasury Bonds (BONTE)	7,399	8,900	1,860

	Fiscal Years ended December 31.
	2003	2002	2001
	(in thousands of pesos)
United States Treasury Bonds	—	—	155,204
United States Treasury Bills	—	—	46,891
United States Treasury Notes	14,610	140,214	—
Other Debt Bonds	10,409	—	13,029
Other
Uruguayan Treasury Bills	—	—	745
Brazilian Central Bank Notes	—	—	26,111
Argentine Provinces Bonds	—	—	107,533
Argentine Bonds (9%)	1,071	—	465,074
Tax Credit Certificates	—	—	101,902

Total Government Securities in foreign currency	1,182,225	1,949,593	1,424,709

Total Government Securities	2,880,790	2,227,675	1,431,915

	Fiscal Years ended December 31.
	2003	2002	2001
	(in thousands of pesos)
Investments in Listed Private Securities
Shares	41,076	16,940	22,707
Corporate Bonds—Listed	40,573	28,238	39,602
Mutual Funds	98,772	1,734	1,337
Certificates of Participation in Financial Trusts	4,184	7,487	11,070

Total Private Securities	184,605	54,399	74,716

Subtotal Government and Private Securities	3,065,395	2,282,074	1,506,631
Allowances	(22,944)	(42,215)	—

Total Government and Private Securities	3,042,451	2,239,859	1,506,631

Corporate Bonds—Unlisted	223,830	216,450	188,209

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2003 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government Securities
In Pesos:
Investment Accounts
Argentine Treasury Bills (2)	—	—	—	64,379	64,379
Holding for Trading on Financial Transactions
Debt Consolidation Bonds-Social Security (BOCON)	—	—	—	10,495	10,495
Argentine Bonds (BODEN 2007 and 2008)	13,625	42,620	—	—	56,245
Argentine Treasury Bills (2)	—	—	—	9,047	9,047
Argentine Central Bank Bills (LEBAC)	277,638	203,279	—	—	480,917
Other Debt Bonds	1,613	4,179	4,139	1,780	11,711
Unlisted Government Securities
Argentine Bonds (BOGAR 2018)	—	180,229	325,196	474,082	979,507
Tax credit certificates due in 2003/2004	86,225	—	—	—	86,225
Other Debt Bonds	37	2	—	—	39

Total Government securities in pesos	379,138	430,309	329,335	559,783	1,698,565

In Foreign Currency:
Investment Accounts
Argentine Bond—(BODEN 2012)(1)	—	512,511	512,511	—	1,025,022
Argentine External Bills (VEY4D) (2)	—	—	—	88,323	88,323
Other Debt Bonds	11,520	—	1,499	2,614	15,633
Holding for Trading on Financial Transactions
Argentine Bonds (BODEN 2012)	—	9,879	9,879	—	19,758
Medium Term Treasury Bonds (BONTE)	—	—	—	7,399	7,399
Other Debt Bonds	—	974	1,556	7,879	10,409
United States Treasury Notes(1)	14,610	—	—	—	14,610
Other
Other Debt Bonds	—	—	—	1,071	1,071

Total Government securities in foreign currency	26,130	523,364	525,445	107,286	1,182,225

Total Government securities	405,268	953,673	854,780	667,069	2,880,790

Certificates of Participation in Financial Trusts	938	2,856	390	—	4,184
Corporate Bonds—Listed	10,801	10,265	19,374	133	40,573

Corporate Bonds—Unlisted	6,092	4,843	53,128	159,767	223,830

	8.23%	10.74%	11.63%

(1)	Weighted average yield
(2)	Argentine Treasury Bills and External Bonds (VEY4D) are in default and we assume a maturity after 10 years.

Loan Portfolio

The following table analyzes our loan portfolio by type as of loan at December 31, 2003, 2002 and 2001. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Principal
Advances(1)	154,098	156,290	741,385
Notes discounted and purchased(2)	200,061	223,332	2,079,890
Secured with mortgages	415,885	507,442	1,663,521
Consumer loans(3)	301,900	343,998	1,453,020
Financial loans(4)	78,786	167,849	880,872
Loans to governmental sector(5)	6,693,431	7,485,406	8,615,374
Other loans	903,467	1,356,355	1,835,630

Less: Unaccrued interest and unused collections(6)	(630)	(975)	(47,339)

Plus: Interest and exchange differences receivable	48,927	106,786	172,010

Less: Allowance for loan losses	(459,573)	(1,062,512)	(1,281,432)

Total loans	8,336,352	9,283,971	16,112,931

(1)	Advances include short- and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Liquid guarantees	6,718,381	7,553,039	9,010,333
Preferred guarantees	458,887	578,321	1,933,003

Total	7,177,268	8,131,360	10,943,336

Credit Policy

Overview

The credit policy of the Bank aims to maintain adequate controls on and consistent monitoring of credit risk.

Risk is conceived in a global sense. Risk Department is responsible for credit risk, market risk and operational risk. Risk Management reports to the Assistant Executive Director, Accounting and Risk Management Director and is composed of five main areas: Admission and Follow-up, Credit Recoveries, Operational Risk, Market Risk and Global and Strategic Risk Management.

Risk Management represents us as a member of the Risk Commission in the A.B.A., the Argentine Banking Association.

Risk Management in 2003

The effects of the 2002 crisis continued to affect banks’ asset quality during 2003. However we were able to reduce the total amount of loans being newly classified as non-performing to 10% of the amount registered in 2002, i.e. from a total of Ps.1.874 million in 2002 to Ps.183 million in 2003. Similarly, our efficient performance on collections and our conservative provisioning and charge-off policy led to the same decreasing trend in the balance of Non-performing loans; from Ps.1,735 million as of December 31, 2002 to Ps.827 million by the end of 2003. In this sense, the conservative provisioning policy implemented during the previous fiscal year proved to be an important tool. The stock of allowance for loan losses, which reached Ps.1,196 million as of December 31, 2002 with a 71.3% coverage ratio, decreased during 2003 in some Ps.87 million due to a provisions reversal, which had a positive impact on our profitability.

Political and economical stability led to make more flexible risk policies for the near future. Liquidity improvements coupled with the stabilization of the rate of exchange and a decreasing cost of funds provided the necessary basis to gradually resume our activities as providers of credit. We granted short-term loans and personal loans in the retail segment, while we financed mainly working capital to exporters, suppliers of big corporations and import constitutors companies producing for local and external demand.

The Admission and Follow-Up department worked together with other areas of the Bank in the restructuring of defaulted debts, a process which, albeit complex and slow helped to normalize the corporate portfolio.

The Credit Recoveries department achieved high recoveries of the charged-off portfolio. During fiscal year 2003 we recovered Ps.166 million as compared to Ps.39 million collected on the previous fiscal year.

The Operational Risk department continued implementing tools in compliance with its medium-term plan.

Fiscal year 2003 also provided for the consolidation of the Market Risk unit, which increased its responsibility to incorporate liquidity and structural risk matters.

Risk Management, following its medium term strategy, continued working on internal processes to reach the advanced model standards of the new Basel Accord (BIS II). Accordingly, we moved towards the development and implementation of methodologies aimed at achieving the concept of risk related to profitability, within a more ambitious plan for 2004 that involves its implementation by segments, products and even customers.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2003, 2002 and 2001. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Year Ended December 31,
	2003		2002		2001
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and Livestock	84,571	0.96%	71,609	0.69%	485,036	2.79%
Beverage	29,168	0.33%	36,172	0.35%	101,100	0.58%
Chemicals	38,400	0.44%	39,911	0.39%	250,763	1.44%
Construction	182,213	2.07%	209,645	2.03%	470,116	2.70%
Consumer	544,741	6.19%	888,069	8.58%	3,183,768	18.30%
Electrical Machinery	4,223	0.05%	17,909	0.17%	76,447	0.44%
Electricity, Oil, Water and Sanitary Services	303,862	3.45%	298,676	2.89%	398,901	2.29%
Financial Sector	78,786	0.90%	12,725	0.12%	903,223	5.19%
Foodstuff	173,428	1.97%	197,093	1.90%	338,268	1.94%
Furniture and Accessories	429	0.01%	1,925	0.02%	9,586	0.06%
Government Services	6,693,431	76.10%	7,485,406	72.35%	7,579,812	43.58%
Industrial Metals	1,980	0.02%	25,184	0.24%	103,955	0.60%
Leather and Fur Product	6,261	0.07%	12,005	0.12%	43,590	0.25%
Machinery and Tools	1,853	0.02%	4,114	0.04%	23,550	0.14%
Mining Products.	53,964	0.61%	86,193	0.83%	137,393	0.79%
Oil and Carbon	56,415	0.64%	40,580	0.39%	104,228	0.60%
Others	57,312	0.67%	300,956	2.92%	1,344,360	7.72%
Other Manufacturing	3,240	0.04%	10,892	0.11%	73,996	0.43%
Paper Products	2,959	0.03%	6,099	0.06%	57,843	0.33%
Printers, Publishers and Related Industries	40,456	0.46%	131,596	1.27%	142,621	0.82%
Rubber Products.	1,186	0.01%	2,137	0.02%	31,110	0.18%
Retail Trade	45,047	0.51%	36,579	0.35%	210,088	1.21%
Services	201,504	2.29%	195,481	1.89%	640,592	3.68%
Shoes, Apparel and Other Textile Products	2.774	0.03%	6,237	0.06%	29,589	0.17%
Textile	5,456	0.06%	12,918	0.12%	53,743	0.31%
Tobacco	—	—	—	—	6	—
Transportation Material.	27,791	0.32%	5,561	0.05%	65,829	0.38%
Wholesale Trade	151,500	1.72%	206,738	2.00%	514,702	2.96%
Wood Products and Cork	2,975	0.03%	4,072	0.04%	20,145	0.12%

Total	8,795,925	100.00%	10,346,482	100.00%	17,394,360	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2003 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2003	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	6,693,431	13,749	21,933	1,573,283	5,084,466
To the financial sector	78,786	49,268	2,340	27,178
To the non-financial private sector and residents abroad	2,023,708	1,181,302	344,961	232,603	264,842
Overdraft	156,006	114,267	41,710	25	4
With privileged guarantees	442,626	49,814	27,644	131,135	234,033
Credit cards	193,190	193,190
Other	1,231,886	824,031	275,607	101,443	30,805

Total loans	8,795,925	1,244,319	369,234	1,833,064	5,349,308

Percentage of total loan portfolio	100.00%	14.15%	4.20%	20.84%	60.81%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2003, 2002 and 2001, the aggregate amount of our cross-border outstandings exceeding 1% of total assets at each date. Cross-border outstandings are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina (in the case of Banco Francés), Uruguay (in the case of BBVA Uruguay, except for São Paulo subsidiary), Brazil (in the case of São Paulo subsidiary of BBVA Uruguay) and the Cayman Islands (in the case of Francés Cayman). Cross-border outstandings of Banco Francés, BBVA Uruguay and Francés Cayman are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Outstandings of BBVA Uruguay to Argentine borrowers	—	—	225,813
Outstandings of BBVA Uruguay to U.S. borrowers	—	—	67,161
Outstandings of BBVA Uruguay to Cayman Island borrowers	—	—	1,358,514
Outstandings of BBVA Uruguay to Spain borrowers	—	—	36,157
Outstandings of BBVA Uruguay to Panama borrowers	—	—	27,292
Outstandings of Banco Francés Cayman to U.S. borrowers	40,145	—	701,504
Outstandings of Banco Francés Cayman to Uruguay borrowers	—	76,368	73,174
Outstandings of Banco Francés Cayman to Argentine borrowers	1,896,858	1,960,611	1,296,198

Total	1,937,003	2,036,979	3,785,813

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2003

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2003. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2003
(in thousands of pesos)
Variable Rate
Pesos-including adjustable loans-	7,331,350
Foreign Currency	3,363

Total	7,334,713

Fixed Rate
Pesos	495,391
Foreign Currency	379,589

Total	874,980

Non-performing(1)
Pesos	133,797
Foreign Currency	452,435

Total	586,232

TOTAL	8,795,925

(1)	For additional information on non-performing loans see “Allowance for Loan Losses and Loan Loss Experience–Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2003.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	6,657,749
To the financial sector	23,825	3,353
To the non-financial private sector and residents abroad	97,308	400,137

Total loans	121,133	7,061,239

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

Classification System according to Central Bank regulations

The Central Bank established requirements, with respect to the classification of borrowers and the provisions for loan losses. The following is a summary of the Central Bank’s loan classification requirements up to the date of this annual report.

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

6. “Irrecoverable for technical decision” if such borrower is:

(a) in arrears for more than 180 days according to a list provided by the Central Bank, which includes:

•	financial institutions liquidated by the Central Bank,

•	entities created as a result of the privatization of public financial institutions and in the process of dissolution,

•	financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy,

•	any trust in which SEDESA is the beneficiary.

(b) a foreign borrower (including banks or other financial institutions) which is not classified as “investment grade” by any of the rating agencies admitted by the Central Bank pursuant to communication “A” 2269, except for the following:

•	Foreign banks or other financial institutions controlling or controlled by the financial entity under the consolidated or other supervision systems approved by the Central Bank,

•	Financing that is:

•	secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies admitted by the Central Bank;

•	related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Cedel, Euroclear or the Depositary Trust Company), arising from the usual business practices in the market in which they are made;

•	related to foreign trade transactions;

•	entailing swaps of dollars and domestic government bonds at market price, with sufficient margins, involving custodians admitted by the Central Bank;

•	foreign banks or financial institutions subject to the consolidated supervision system which controls local financial institutions organized as corporations (sociedades anónimas); and

•	other foreign banks authorized to take part in reciprocal payment and credit regimes to which the Central Bank is a party, to the extent the controlling financial entity is subject to a consolidated supervision system.

•	Assistance provided through foreign subsidiaries or branches of local financial institutions under the consolidated supervision system, to the extent the financial assistance is not funded directly or indirectly by local financial institutions.

Commercial borrowers are classified as follows:

1. “Normal” if there is no doubt that they can meet all of their financial obligations.

2.(a) “Special tracking-under observation” if they are able to meet all of their financial obligations but are sensitive to changes that could compromise that ability absent timely corrective measures.

2.(b) “Special tracking-under negotiation or with refinancing agreements” if they are unable to comply with their obligations as agreed and formally state, at least 60 days before the date on which the payment of their obligations is due, their intention to refinance such debts.

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

In classifying a commercial borrower, banks must take into account other factors depending upon the classification category, such as the quality of the borrower’s management, the borrower’s operating history, its present and projected financial situation, the adequacy of its financial reporting, the general risks associated with the market in which the borrower operates, the borrower’s relative position within such market, its payment history and ability to service debt.

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

	Loan Loss Provision Required
	With Preferred “A” Guarantees	With Preferred “B” Guarantees		Without Preferred “A” or Preferred “B” Guarantees
Normal	1%	1%		1%
Inadequate Servicing/Special tracking—under observation—inadequate servicing(2)	1%	3%		5%
Special tracking, under negotiation or with refinancing agreements(2)	1%	6%		12%
Deficient Servicing/Problem	1%	12%		25%
Difficult Recovery/High Risk of Insolvency	1%	25%		50%
Irrecoverable	1%	50%		100%
Irrecoverable for Technical Decision	1%	100	%(1)	100	%(1)
Additional Loans(3)	1%	1%		1%

(1)	The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.
(2)	The entity has not yet classified its debtors in the “Special tracking, under negotiation or with refinancing agreements” category.
(3)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult Recovery/High Risk of Insolvency	20%
Deficient Servicing/Problem	30%
Inadequate Servicing/Potential Risk	40%

Non-compliance with the payments for the services corresponding to this additional assistance will determine the obligation to provision the assistance consistent with the objective standards for overdue payments or legal requirements pursuant to the classification of debtors included in the consumer portfolio for consumption or housing. This also applies to borrowers in the commercial portfolio, in which case the additional financing will be considered independently of the rest of the client’s debt.

Furthermore, banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “problem” or lower or “deficient servicing” or lower. “The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.”

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

As of December 31, 2003, we fully comply with the Central Bank requirements. We also fully complied with the provisioning requirements regarding all its normal loans; that is, we had established the full 1.0% provision for normal loans by January 31, 1996, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “difficult recovery”, “high risk of insolvency” and “irrecoverable,” In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See notes 4.4.5 and 1.2.3 and 1.2.4 to the consolidated financial statements.

The Bank stops accruing interest on a loan as soon as any scheduled payment is 90 days overdue, or earlier if the customer is classified as “problem”, “deficient servicing”, “high risk of insolvency”, “difficult recovery”, “irrecoverable” or “irrecoverable for technical decision”. In the case of installment loans, which include mortgage loans, 15 days after the second consecutive installment is overdue, the loan is assigned to the “Problem Loans Department” and we cease to accrue interest. The “Past Due Collections Department” commences follow-up collection actions 5 days after the loan is overdue. In the case of an overdraft, the account is assigned to the Problem Loans Department after 60 days past due, and in the case of a credit card loan, after the second minimum payment is missed.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2003	%	2002	%	2001	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	7,942,853	90.30%	8,770,456	84.77%	16,470,973	94.69%
Inadequate servicing and Potential Risk	266,840	3.03%	418,485	4.04%	236,226	1.36%
Deficient servicing and with Problem	252,377	2.87%	263,084	2.54%	175,767	1.01%
Difficult recovery and high risk of insolvency	287,741	3.27%	433,702	4.19%	290,487	1.67%
Irrecoverable	45,545	0.52%	460,027	4.45%	218,893	1.26%
Irrecoverable for Technical decision	569	0.01%	728	0.01%	2,014	0.01%

Total loans	8,795,925	100.00%	10,346,482	100.00%	17,394,360	100.00%

By Communications “A” 4060 and “A” 4055, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

1.	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

2.	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to situation 2.

3.	Modification in the conditions for preferred “A” guarantees – Credit Securities (checks/ promissory notes/invoices).

4.	Extension to 18 months of the term for considering mortgage guarantees.

5.	Flexibility of percentages for the granting of “additional credit”.

In addition, the following was incorporated to the Temporary Provisions:

•	Points 11.1 to 11.8 deriving from the application of Communication “A” 3918, which Banco Francés decided not to apply.

•	Points 11.9 to 11.11, although it has not been decided whether these will become effective.

According to these points those agreements (of whatever kind) made between the debtor and the financial institution between June 30, 2002 and December 31, 2004 may be reclassified to Normal Situation with the approval of the financial institution’s Board of Directors, provided that it can be demonstrated that the debtor has repayment capacity based on the projected cash flows under the new loan conditions, the viability of the company and other Normal Situation conditions.

For debts exceeding Ps. 5 billion in the financial system, the Central Bank must be informed about the parameters considered for re-categorization, and an opinion of the external auditor of the bank must be obtained.

It is also possible to waive conditions considered for a change of category, depending on the category.

In the case of a refinancing with a rebate, the provision to be made should be equal to the difference between the amount of the previous provision and the rebate granted.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2003, 2002, 2001, 2000 and 1999 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2003	%	2002	%	2001	%	2000		%	1999	%
	(in thousands of pesos, except percentages)(1)
Normal (Consumer)	747,257	92.05%	783,601	79.94%	3,338,647	89.07%	3,708,723	(2)	89.14%	3,210,163	85.37%
Normal (Commercial)	7,195,596	90.12%	7,986,855	85.27%	13,132,326	96.23%	10,470,589		97.06%	9,667,628	96.08%

Total	7,942,853	90.30%	8,770,456	84.77%	16,470,973	94.69%	14,179,312	(2)	94.86%	12,877,791	93.16%

Inadequate servicing (Consumer)	8,892	1.10%	21,528	2.20%	111,171	2.97%	111,587	(2)	2.68%	108,149	2.88%
Inadequate servicing (Commercial)	257,948	3.23%	396,957	4.24%	125,055	0.92%	73,148		0.69%	144,604	1.44%

Total	266,840	3.03%	418,485	4.04%	236,226	1.36%	184,735		1.24%	252,753	1.83%

Deficient servicing (Consumer)	10,660	1.31%	17,229	1.76%	60,639	1.62%	64,836		1.56%	70,731	1.88%
Problem (Commercial)	241,717	3.03%	245,855	2.62%	115,128	0.84%	23,943		0.22%	36,657	0.36%

Total	252,377	2.87%	263,084	2.54%	175,767	1.01%	88,779		0.59%	107,388	0.78%

Difficult recovery (Consumer)	6,587	0.81%	62,302	6.36%	117,365	3.13%	108,076		2.60%	143,244	3.81%
High risk of insolvency (Commercial)	281,154	3.52%	371,400	3.97%	173,122	1.27%	164,322		1.52%	155,368	1.54%

Total	287,741	3.27%	433,702	4.19%	290,487	1.67%	272,398		1.82%	298,612	2.16%

Irrecoverable (Consumer)	37,812	4.66%	94,872	9.68%	118,267	3.16%	165,555		3.98%	227,473	6.05%
Irrecoverable (Commercial)	7,733	0.10%	365,155	3.90%	100,626	0.74%	55,539		0.51%	58,596	0.58%

Total	45,545	0.52%	460,027	4.45%	218,893	1.26%	221,094		1.48%	286,069	2.07%

Irrecoverable for technical decision (Consumer)	569	0.07%	729	0.06%	2,016	0.05%	1,649		0.04%	696	0.02%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—		—	—	—

Total	569	0.01%	729	0,01%	2,016	0.01%	1,649		0.01%	696	0.01%

Total consumer loans	811,777	100.00%	980,261	100.00%	3,748,105	100.00%	4,160,426		100.00%	3,760,456	100.00%
Total commercial loans	7,984,148	100.00%	9,366,222	100.00%	13,646,257	100.00%	10,787,541		100.00%	10,062,853	100.00%

Total	8,795,925	100.00%	10,346,483	100.00%	17,394,362	100.00%	14,947,967	(2)	100.00%	13,823,309	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.
(2)	Include unuses collections.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred and other guarantees:

	Fiscal Years Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of pesos)
Non-performing loans(1)	586,232	1,157,542	687,162	583,921	692,763

Total	586,232	1,157,542	687,162	583,921	692,763

With preferred guarantees	34,596	95,648	186,468	162,406	209,978
Unsecured	551,636	1,061,894	500,694	421,515	482,785

Total	586,232	1,157,542	687,162	583,921	692,763

(1)	Non-performing loans includes all loans to borrowers classified as “problem”, “deficient servicing”, “high risk of insolvency”, “difficult recovery” or “irrecoverable” and “irrecoverable for technical decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2003, 2002 2001, 2000 and 1999 non-performing loans include Ps. 157,085 thousand, Ps.472,700 thousand and Ps.600,775 thousand, 569,144 thousand and 641,671thousand respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	(in thousands of pesos, except percentages)
	2003		2002(1)		2001(1)		2000(1)		1999(1)
	Total	%	Total	%	Total	%	Total	%	Total	%
Agricultural and Livestock	17,357	2.96%	37,546	3.24%	61,046	8.88%	55,856	9.57%	32,779	4.73%
Beverage	4,105	0.70%	11,418	0.99%	15,988	2.33%	4.643	0.79%	7,048	1.02%
Chemicals	5,881	1.00%	19,559	1.69%	8,223	1.20%	3,963	0.68%	4,458	0.64%
Construction	98,146	16.75%	153,309	13.24%	83,653	12.17%	30,923	5.30%	17,723	2.56%
Consumer	38,256	6.53%	115,744	10.00%	238,100	34.65%	240,934	41.26%	280,854	40.54%
Electrical Machinery	343	0.06%	11,946	1.03%	115,684	2.28%	14,284	2.45%	13,551	1.96%
Electricity, Oil, Water and Sanitary Services	171,948	29.34%	232,625	20.10%	69	0.01%	6,358	1.09%	1,864	0.27%
Financial Sector	1,077	0.18%	18,961	1.64%	22	0.00%	12,009	2.06%	22,471	3.24%
Foodstuff	7,396	1.26%	30,492	2.63%	39,398	5.73%	27,850	4.77%	39,221	5.66%
Furniture and Accessories	241	0.04%	1,413	0.12%	1,605	0.23%	1,198	0.21%	1,209	0.17%
Government Services	4	0.00%	21	0.00%	93	0.01%	101	0.02%	849	0.12%
Industrial Metals	258	0.04%	17,886	1.55%	24,787	3.61%	2,845	0.49%	5,826	0.84%
Leather and Fur Products	11	0.00%	412	0.04%	10,112	1.47%	10,206	1.75%	4,338	0.63%
Machinery and Tools	4	0.00%	2,485	0.21%	2,455	0.36%	2,396	0.41%	3,009	0.43%
Mining Products	28,999	4.95%	65,392	5.65%	14,587	2.12%	2,386	0.41%	2,064	0.30%
Oil and Coal.	5,297	0.90%	25,347	2.19%	25,293	3.68%	25,992	4.45%	25,441	3.67%
Others	190	0.03%	1,312	0.12%	15,028	2.21%	40,837	7.67%	76,033	10.98%
Other Manufacturing	312	0.05%	7,227	0.62%	6,817	0.99%	4,590	0.79%	7,607	1.09%
Paper Products	11	0.00%	2,758	0.24%	6,408	0.93%	6,804	1.17%	5,911	0.85%
Printer, Publishers and Related Industries	22,272	3.80%	99,883	8.63%	2,895	0.42%	2,150	0.37%	3,762	0.54%
Rubber Products	14	0.00%	169	0.01%	732	0.11%	1,354	0.23%	1,421	0.21%
Retail Trade	1,042	0.18%	11,322	0.98%	22,411	3.26%	26,254	4.50%	36,020	5.20%
Services	109,087	18.62%	139,876	12.08%	41,745	6.08%	17,648	3.02%	45,560	6.58%
Shoes, Apparel and Other Textile Products	789	0.13%	3,513	0.30%	4,145	0.60%	3,634	0.62%	4,471	0.65%
Textile	6	0.00%	3,169	0.27%	3,169	0.46%	4,401	0.75%	11,105	1.60%
Transportation Material	1,719	0.29%	3,426	0.30%	2,367	0.34%	1,185	0.20%	1,770	0.26%
Wholesale Trade	70,241	11.98%	138,513	11.97%	35,999	5.24%	28,960	4.96%	32,182	4.65%
Wood Products and Cork	1,226	0.21%	1,818	0.16%	4,331	0.63%	4,160	0.01%	4,216	0.61%

Total	586,232	100.00%	1,157,542	100.00%	687,162	100.00%	583,921	100.00%	692,763	100.00%

(1)	The financial statements for the fiscal year ended December 31, 2002, 2001, 2000 and 1999, were restated in the February 28, 2003 currency by applying the adjustment rate derived from the internal Price Index published by INDEC.

As of December 31, 2003, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.56.6 million, or 0.64% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 amounted to Ps.75.2 million, Ps.99.5 million, Ps.157.4 million, Ps.103.1 million and Ps.100.9 million respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000 and December 31, 1999. See note 14 to the consolidated financial statements. In conformity with Central Bank requirements, we charge off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	1,062,512	1,281,432	449,805	513,706	539,986
Provisions for loan losses	317,993	1,097,613	1,132,699	290,842	377,954
Charge-offs(1)	(920,932)	(1,316,533)	(301,072)	(354,742)	(404,234)
Advances	(11,433)	(91,197)	(80,566)	(100,898)	(159,739)
Consumer	(38,146)	(65,751)	(95,347)	(134,725)	(146,433)
Notes discounted and purchased	(30)	(3,472)	(14,660)	(23,229)	(26,579)
Other	(871,323)	(1,156,113)	(110,498)	(95,890)	(71,483)
Balance at the end of year	459,573	1,062,512	1,281,432	449,806	513,706

Net charge-off / average loans	7.72%	1.35%	2.55%	1.02%	3.24%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps. 920.9 million charged off in fiscal year ended December 31, 2003, Ps.861.6 million, or 93.56% were related to corporate borrowers and Ps.59.3 million, or 6.44% were related to individual consumers. Of the Ps.1,316.5 million charged off in fiscal year ended December 31, 2002, Ps.1,157.7 million, or 87.94% were related to corporate borrowers and Ps.158.8 million, or 12.06% were related to individual consumers. Of the Ps.301.0 million charged off in fiscal year ended December 31, 2001, Ps.161.5 million, or 46.32% were related to corporate borrowers and Ps. 161.3 million, or 53.68% were related to individual consumers. Of the Ps.354.7 million charged off in fiscal year ended December 31, 2000, Ps.134.9 million, or 38.03% were related to corporate borrowers and Ps.219.8 million, or 61.97% were related to individual consumers. Of the Ps.404.2 million charged off in fiscal year ended December 31, 1999, Ps.108.3 million, or 26.80% were related to corporate borrowers and Ps.295.9 million, or 73.20% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999.

	Fiscal Year ended December 31,
	2003		2002		2001		2000		1999
	(in thousands of pesos, except percentages)
Advances	7,903	1.77%	81,721	1.60%	10,150	4.39%	23,770	4.29%	54,178	27.55%
Notes discounted and purchased	7,697	2.29%	11,181	2.28%	59,698	12.00%	70,781	16.87%	67,304	18.79%
Secured with mortgages	17,857	4.97%	32,055	4.96%	57,979	9.68%	70,641	11.39%	75,829	10.47%
Chattel mortgage	871	0.06%	2,061	0.10%	5,779	0.39%	14,278	0.62%	18,780	1.12%
Consumers loans	16,623	3.42%	66,052	3.34%	91,287	8.14%	108,576	11.30%	144,531	11.50%
Financial Loans	122	1.47%	431,312	1.62%	5,340	0.36%	—	6.35%	—	6.30%
Other loans to governmental sector	103,417	76.10%	200,298	72.35%	750,043	49.53%	—	29.67%	1,249	22.37%
Other	305,083	9.92%	237,832	13.75%	301,156	15.51%	161,760	19.51%	151,835	1.90%

Total	459,573	100.00%	1,062,512	100.00%	1,281,432	100.00%	449,806	100.00%	513,706	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2003, 2002, and 2001.

	Fiscal Year ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Deposits in Domestic Bank Offices
Non-interest-bearing Demand Deposits
Average
Pesos	791,205	931,833	866,371
Dollars	1,306	323,510	195,720

Total	792,511	1,255,343	1,062,091

Saving Accounts
Average
Pesos	733,310	1,100,512	1,339,741
Dollars	77,829	402,780	1,785,140

Total	811,139	1,503,292	3,124,881

Average real rate
Pesos	(0.16)%	(53.91)%	6.84%
Dollars	(43.38)%	54.75%	7.12%

Total	(4.31)%	(24.80)%	7.00%

Time Deposits
Average
Pesos	4,563,821	4,457,294	749,523
Dollars	50,748	373,539	8,931,688

Total	4,614,569	4,830,833	9,681,211

Average real rate
Pesos	9.60%	(36.61)%	15.57%
Dollars	(43.17)%	62.07%	15.80%

Total	9.02%	(28.98)%	15.78%

Deposits in Foreign Banking Offices
Savings Accounts
Average
Pesos	—	56,358	—
Reales	—	—	—
Uruguayan Pesos	—	—	35,673
Dollars	196,009	198,332	287,489

Total	196,009	254,690	323,162

Average real rate
Pesos	—	(54.17)%	—
Reales	—	—	—
Uruguayan Pesos	—	—	(0.36)%
Dollars	(42.98)%	55.35%	11.74%

Total	(42.98)%	10.40%	2.51%

Time Deposits
Average
Pesos	—	121,037	—
Reales	—	—	—
Uruguayan Pesos	—	—	7,199
Dollars	403,317	538,556	1,752,867

Total	403,317	659,593	1,760,066

	Fiscal Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001
	(in thousands of pesos)
Average real rate
Pesos	—	(54.17)%	—
Uruguayan Pesos	—	—	28.26%
Dollars	(42.65)%	58.77%	15.23%

Total	(42.65)%	38.04%	15.29%

Balances of foreign depositors in domestic offices are not material.

Maturity of Deposits at December 31, 2003

Liquidity Risk

We are including in Other Deposits the due dates schedule for rescheduled deposits, or CEDROS, as established by Decree No. 905/2002 and Communication “A” 3656 of the Central Bank.

The following table sets forth information regarding the maturity of our deposits at December 31, 2003.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	2,182,999	2,182,999	—	—	—
Savings	1,167,438	1,167,438	—	—	—
Time deposits	3,522,755	3,296,719	218,659	2,238	5,139
Investment accounts	51,454	10,968	39,462	1,024	—
Other	1,153,570	319,060	88,467	195,253	550,790

Total	8,078,216	6,977,184	346,588	198,515	555,929

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2003.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	3,969,271	3,528,020	176,004	72,174	193,073
Foreign offices	512,671	507,588	—	650	4,433

Total	4,481,942	4,035,608	176,004	72,824	197,506

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps.2.3 billion, Ps.4.8 billion and Ps.2.5 billion for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2003		2002		2001
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)
Other Banks:
Total amount outstanding at the end of the reported period	2,256,450	—	4,831,911	—	2,485,390	—
Average during year	2,455,176	4.4%	6,727,823	19.1%	3,850,774	7.1%
Maximum month-end balance	2,529,138	—	5,338,145	—	6,148,325	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On January 31, 2004, Argentina’s banking system consisted of 96 commercial banks, including 15 government-owned or government-related banks and 81 privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

On January 31, 2004, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Río de la Plata S.A., Banco Francés, Bank Boston N.A., and HSBC Bank. Some of these banks, including Banco Francés, have one or more significant foreign investors. According to information published by the Central Bank, at January 31, 2004, private financial institutions accounted for approximately 52.06% of deposits and approximately 68.96% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 39.77% of all deposits and 57.68% of all loans in the Argentine financial system. The largest foreign banks at such date were Bank Boston, N.A. and HSBC Bank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. At January 31, 2004, based on the latest available data of the Central Bank, such entities accounted for approximately 39.63% of deposits and approximately 25.25% of gross loans in the Argentine banking system.

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

Central Bank

The Financial Institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other papers of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of the Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. This law distinguishes between public and private financial institutions. It was amended in February 1994 to eliminate the previous distinctions between locally owned and foreign owned private financial institutions. The Central Bank does not have the authority to supervise the liquidation of financial institutions.

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

The Central Bank requires banks to submit information to it on daily, monthly, quarterly, semiannual and annual basis. These reports contain, among other important information, balance sheets and income statements, information relating to reserve funds, use of deposits and indications on portfolio quality, including details on principal debtors and any loan-loss provisions established. The reports are designed to allow the Central Bank to monitor the banks’ business practices. If the Central Bank’s rules are breached, various sanctions may be imposed depending on the gravity of the violation, ranging from calling attention to the infraction to the imposition of fines or even the revocation of a bank’s operating license. Moreover, noncompliance with certain rules may result in the obligatory presentation to the Central Bank of specific capital adequacy or regularization plans. These plans must be approved by the Central Bank for a bank to maintain its license.

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

More recently, on 5 September 2003, Law N° 25,780 was enacted, which introduced amendments to the Financial Institutions Law Corporate and the Central Bank charter. Among the most significant of such modifications we may mention the following:

(a) Except by express provision to the contrary established by law, the Central Bank will not be affected by any regulations of a general character which may have been or shall have been enacted with reference to Public Administration bodies and which may introduce limitations to the authority or powers of the Central Bank as set forth in its own Charter.

(b) The Central Bank is empowered to make temporary advances to the Government up to an amount equivalent to 12% of the monetary base, which for this purpose incluyes constituted by the monetary circulation plus the sight deposits of the financial institutions with the Central Bank, in current account or in special accounts. It may also grant advances up to an amount not exceeding 10% of the cash resources obtained by the Government in the past twelve months. At no time may the amount granted as temporary advances, excluding those exclusively allocated the payment of obligations with the multilateral credit institutions, exceed 12% of the monetary base. All advances so granted must be reimbursed within the next twelve months; should any of these advances remain unpaid after its due date, it will not be possible to use these powers again until all owed amounts shall have been reimbursed.

(c) The provisions of Decree 1131/2001 are abrogated, and the validity of Articles 44, 46 paragraph c), 47 and 48 of the Central Bank Charter, regarding the powers and authority of the Superintendent of Financial and Foreign Exchange Entities, is restablished in terms of the text approved as Article 1 of Law N° 24,144.

(d) A temporary regulation is introduced, applicable until 10 December 2003, authorizing the Central Bank to: (i) provide assistance to financial institutions with liquidity and/or solvency problems, including those undergoing restructuring by resolution of the Central Bank in terms of Article 35 bis of the Law of Financial Institutions; (ii) authorize the integration of the reserve requirements for financial institutions with financial assets other than cash, in the form of sight deposits with the Central Bank or in foreign currency accounts as per Art. 28 of the Central Bank Charter.

Supervision on a Consolidated Basis

According to Communication “A” 2227 dated 15 July 1994 and its amendments and correlative provisions, since 1994 the Argentine financial entities are subject to supervision in consolidated form by the Central Bank (irrespective of the observance on an individual basis of the regulations applicable thereto). In other words, the financial statements and other information regarding them must reflect the transactions of their head office as well as those of their branches in the country and abroad, and those of any significant local and foreign subsidiaries. Consequently, the requirements as to liquidity, solvency, minimum capital, risk concentration and provisions for loan losses, among others, must be calculated on a consolidated basis

From the above-mentioned communication it is clear that the financial institutions must submit certain information to the Central Bank, including the following:

(i) financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, and its local and foreign “significant subsidiaries” (as defined below); and

(ii) financial statements and other quarterly and annual reports reflecting in consolitaded form the transactions of the financial entity, its local and foreign branches, its local and foreign “subsidiaries” (as defined below), or entities or companies in the country and abroad where the financial entity has possession or control over more than 12.5% of the shares entitled to vote, in those cases determined by the Superintendence of Financial and Foreign Exchange Institutions, and those companies not subject to consolidated supervision which the financial entity may have chosen to include with the prior approval of the Superintendence of Financial and Foreign Exchange Institutions.

For the purposes of these regulations:

(a) a “subsidiary” of a local financial entity is any local or foreign financial entity or company in any of the following assumptions:

(i) the local financial entity ours or directly or indirectly controls more than 50% of the total votes of any instrument with voting rights in such entity or company,

(ii) the local financial entity has direct or indirect control as to determining by itself the composition of most of the management bodies of such entity or company,

(iii) a majority of the directors of the local financial entity is also a majority of the directors of such entity or company.

The possession or control by the financial entity is considered indirect if exercised through another legal person, its controlling shareholders or directors appointed by such controlling shareholders or persons linked to them, in control over more than 50% –measured as a whole– of the total votes of any instrument with voting rights in another entity or company. Also considered indirect is any other form of control or interest where, in the opinion of the Superintendence of Financial and Foreign Exchange Institutions, and even if the shareholders’ interest does not exceed 50%, a situation of control, and therefore the subsidiary character of an entity or company is configured or can be inferred from the evidence collected.

(b) a “significant subsidiary” is any subsidiary:

(i) whose assets, possible commitments and other transactions recorded in memorandum accounts represent 10% or more of the computable equity liability of the local financial entity and its subsidiaries abroad; or

(ii) whose results of operations corresponding to the current fiscal year represent 10% or more of the results of operations for the current fiscal year of the local financial entity and its subsidiaries abroad.

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

On a later date, by Communication “A” 3274, the Central Bank decided to create a system of minimum cash requirements for sight deposits, while maintaining the minimum liquidity requirements for term deposits.

In this way, two different liquidity reserve systems coexisted:

(i) a minimum cash requirement applicable to sight transactions; and

(ii) a minimum liquidity requirement in force since 1995, applicable to all term transactions.

On March 1, 2002, however, by Communication “A” 3498, the Central Bank unified the two systems and therefore abrogated the minimum liquidity requirements in force since 1995.

The minimum cash system determines what portion of their deposits or obligations the entities must keep available, that is to say, not as part of their lending capacity. The minimum cash requirement is calculated on the monthly average of daily balances for comprised obligations as recorded at the close of each calendar month, and must be observed separately for each currency of denomination of the comprised obligations. The minimum cash must be made effective in any of the instruments indicated below:

(i) Cash in the country;

(ii) Current accounts in Pesos and special guarantee accounts of the financial entities with the Central Bank, in connection with the attention of pension benefits; and

(iii) Minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies.

By Communication “A” 4147 of 28 May 2005 and in effect as from 1 June 2004, the Central Bank sets forth the application of different requirements for deposits in pesos or in foreign currencies. Besides, it states as from that date a reduction of the requirements applicable to deposits in pesos and as from August 2004 an increase in the requirements of deposits in foreign currency.

The following table discloses the minimum cash requirements with respect to each type of account in force since December 2003:

Type of Account	From December 2003	From June 2004	From August 2004
Mutual Funds sight deposits (made accordingly CNV rules)	80%	80%	100%
Current accounts	20%	18%	18%
Other demand deposits
In pesos	20%	18%	18%
In foreign currency	20%	20%	30%
Savings accounts
In pesos	20%	18%	18%
In foreign currency	20%	20%	30%
Current accounts of financial institutions(1)	100%	100%	100%
Unused balances from current-account advances effected	20%	18%	18%

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

In pesos
Up to 29 days	18%	18%	18%
From 30 to 59 days	14%	14%	14%
From 60 to 89 days	10%	10%	10%
From 90 to 179 days	5%	5%	5%
From 180 to 365 days	3%	3%	3%
More than 365 days	0%	0%	0%
In foreign currency
Up to 29 days	18%	18%	35%
From 30 to 59 days	14%	14%	28%
From 60 to 89 days	10%	10%	20%
From 90 to 179 days	5%	5%	10%
From 180 to 365 days	3%	3%	6%
More than 365 days	0%	0%	0%
Bonds for foreign financial lines	0%	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as from 01.01.02, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	18%	18%	18%
From 30 to 59	14%	14%	14%
From 60 to 89 days	10%	10%	10%
From 90 to 179 days	5%	5%	5%
From 180 to 365 days	3%	3%	3%
More than 365 days	0%	0%	0%

Type of Account	From December 2003	From June 2004	From August 2004
In foreign currency
Up to 29 days	18%	18%	35%
From 30 to 59	14%	14%	28%
From 60 to 89 days	10%	10%	20%
From 90 to 179 days	5%	5%	10%
From 180 to 365 days	3%	3%	6%
More than 365 days	0%	0%	0%
b) Others	0%	0%	0%
Fixed-term deposits in US dollars, payable in pesos	0%	0%	0%
Bonds with the trust fund for assistance to financial and insurance institutions	0%	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%	10%
In foreign currency	10%	10%	15%
Special accounts in US dollars for the deposit of guarantees required in futures and options transactions at self-regulated markets subject to the control of the National Securities Commission	100%	100%	100%
Special at-sight accounts in foreign currency	100%	100%	100%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos			25%
In foreign currency			40%

(1)	Computable for payment of their Minimum Required Reserves.

In addition to the above mentioned requirements, the following requirements must be observed:

•	100% of any defect in the application of resources in foreign currency for the month in respect of which the calculation of the minimum cash requirement is made. See “Lending capacity provided by deposits in foreign currency”.

•	100% of any defect in the application of resources deriving from sight bonds in pesos for the month in respect of which the calculation of the minimum cash requirement is made (effective as at October 2003). See “Minimum application of resources from sight bonds in pesos”.

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

These resources must be used for the following purposes:

•	Credits acquired, participation certificates or debt securities issued by financial trusts and amounts otherwise contributed for any of the above destinations in transactions closed or to be closed as of November 26, 1998, on occasion of the restructuring of within the framework of the Argentine Law.

•	Central Bank drafts in pesos adjustable by the reference stabilization coefficient, and acquired either in bidding transactions or through secondary negotiation (until April 30, 2003).

These rules were in force until October 31, 2003, and have no effect since November 1, 2003 as per Communication “A” 4032 issued by the Central Bank on October 10 of the same year.

Lending Capacity Provided by Deposits in Foreign Currency

According to Communication “A” 3528 and complementary ones of the Central Bank, the lending capacity provided by deposits constituted in foreign currency, including those constituted in dollars and payable in pesos, must be applied for the following purposes:

(1)	prefinancing or financing of exports, carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods;

(2)	financing transactions granted to goods producers or processors, provided they have firm sale contracts for the goods to be produced for an exporter, with prices fixed in a foreign currency and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets;

(3)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties;

(4)	debt securities or certificates of participation in financial trusts –including other collection rights specifically acknowledged in the trust agreement– whose underlying assets are constituted by loans originated by the financial institutions for destinations as set forth in the preceding paragraphs. As an exception, charging up to 10% of the lending capacity will also be admitted with regard to financing transactions meant for other destinations apart from those mentioned above and comprised in the credit program contemplated in the Inter American Development Bank loan;

(5)	interfinancing loans (any interfinancing loans granted with such resources must be identified);

(6)	Central Bank bills in U.S. dollars acquired by bidding or secondary negotiation (such application must be as a minimum equivalent to the amount of deposits in U.S. dollars payable in Pesos).

The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposits, after deduction of the minimum reserve requirements applicable to deposits.

Any application defects must be subject to an equivalent increase in the minimum cash requirement, unless they correspond to the minimum application contemplated in (6) above.

Those defects contemplated in (6) above must be subject to a charge equivalent to twice the annual interest rate on maturity resulting from the offers of bonds (Letras) in pesos made by the Central Bank.

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

These requirements, subject to certain transition rules which effectively reduce the amount of capital required the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2003, our Total Capital would have been approximately 6.89 times the minimum required.

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

“Minimum Capital” is equal to the sum of:

(a)	“Basic Net Worth”, which includes:

•	capital stock,

•	capital adjustments,

•	reserves and irrevocable capital contributions; and

•	third parties’ participations for those corporations subject to a supervision system on a consolidated basis; plus

(b)	“Complementary Net Worth”, which includes 50% of loan loss provisions for loans to borrowers classified as “normal” under Central Bank rules, certain subordinated debt and certain unaudited net income, minus unaudited losses and certain items such as permanent investments in other financial institutions and intangible assets.

Minimum Capital must be, at least, the greater of:

(a)	minimum basic capital; and

(b)	minimum capital required for credit risk, which includes the minimum capital requirement for market risk, plus the minimum capital requirement for interest rate risk.

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

•	cash, gold, debt instruments with maturities up to one year issued by the Government and loans to the Government were assigned a 0% risk value;

•	debt instruments issued by Argentine provinces, municipalities or other public sector agencies, which are not secured with an assignment of tax coparticipation proceeds were assigned a 100% risk value,

•	purchase money home mortgage loans and automobile-backed loans were assigned a 50% risk value, provided they do not exceed 75% of their appraisal value; and

•	the amount of a loan exceeding 75% of their appraisal value and most unsecured loans and debt instruments as well as holdings of listed stock were assigned a 100% risk value.

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

In terms of Communication “A” 3039 of the Central Bank, the computable equity liability eligible as of July 31, 2000, changes are made to the calculation of the minimum capital requirement for credit risk applicable to securities maintained in investment accounts and to any financing granted to the national non-financial public sector as of June 1, 2000. These assets are classified under 4 groups called “Zones” (Z) according to their “Modified Duration” (MD), Z1 being equivalent to Modified Duration transactions up to 0.5; Z2 is for Modified Duration from 0.5 to 1; Z3 for Modified Duration from 1 to 2.5 and Z4 for Modified Duration above 2.5. To each of these groups corresponds a coefficient as follows: 0.01 for Z1; 0.025 for Z2; 0.04 for Z3; and 0.05 for Z4. From the multiplication of the zones and the coefficients corresponding to each of the zones the amounts are obtained which will be added to the (a) and (b) values mentioned in the preceding paragraph.

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

(b)	shares (i.e., positions held in shares of capital stock of foreign companies, holdings in common investment funds; provided that, such securities, holdings and/or indexes are usually listed on a national securities exchange). If any of the assets mentioned in this clause (b) are listed in different stock markets in diverse foreign currencies, other than dollars, the listing price and foreign currency of the most representative stock market (in terms of the volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

“Foreign currency” is defined to include positions in foreign currencies other than dollars and the value in dollars of positions held in foreign assets, which assets are denominated in any foreign currency other than dollars; provided, however, that any position in foreign currencies, other than dollars, which individually considered do not exceed the equivalent of US$100,000 and, taken as a whole, do not exceed the equivalent of US$500,000 at the close of business of each day, may not be taken into consideration to determine the additional minimum capital requirements. Purchase or sale of contracts that give the right to buy or sell local assets and foreign assets, are taken into consideration in calculating minimum capital requirements. The fulfillment of the new daily capital requirements was fully implemented by March 1, 1997.

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

Afterwards, by Communication “A” 3986 dated 25 July 2003, the Central Bank provided as follows:

•	To establish compliance with the rules on minimum capital requirements as from January 2004.

•	To provide for the application of the ALFA coefficients mentioned above as from January 2004, according to the following: ALFA1 coefficient applicable in order to temporarily reduce the minimum capital requirement for credit risk associated with holdings of investment accounts and to financings granted to the non-financial national public sector through 31 March 2003. It will also be applied to those public securities received by financial entities as compensation as set forth in articles 28 and 29 of Decree 905/02 and other instruments to be received in exchange for provincial debt as per Decree 1579/02. See Notes 1.2.2 and 1.2.3 to the Consolidated Financial Statements. ALFA2 coefficient applicable to temporarily reduce the minimum capital requirement for interest rate risk. Such coefficients were fixed in the following values:

Period	ALFA1	ALFA2
January / December 2004	0.05	0.20
January / December 2005	0,15	0,40
January / December 2006	0,30	0,70
January / December 2007	0,50	1,00
January / December 2008	0,75	—
From January 2009	1,00	—

According to the Central Bank regulations on Minimum Capitals, the financial entities must adjust to such regulations on an individual and consolidated basis.

Although the Bank fully complied on a consolidated basis with the ratios for minimum capital and spreading of credit risk, it fell short from meeting those ratios on the basis of the Bank’s individual financial statements. This shortfall did not constitute a violation of Central Bank requirements through December 31, 2003. As explained in Note 1.2.1. to the consolidated financial statements, on January 21, 2004 the Bank filed the reformulation of the regularization and reorganization plan, which would enable the Bank to fully meet the mentioned technical ratio. On 18 March 2004, the Central Bank deemed the reformulation of the plan to have been effected, which plan included the sale of Banco Francés (Cayman) Ltd. to BBVA. See Note 38 to the Consolidated Financial Statements.

As a consequence of such sale, consummated on 18 March 2004, Computable Equity Liability has been substantially increased on an individual level, thus enabling the Bank to meet the minimum capital requirements set by the Central Bank both on individual and consolidated basis.

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

If a financial institutions does not comply with all these minimum capital requirements, it shall submit a regulatory and redress plan the Central Bank impose various penalties, including:

•	temporary limitation on the amount of deposits a bank may accept,

•	Institutional impediments as per expansion capacity and dividends distribution in cash,

•	revocation of the license of a bank to conduct foreign exchange transactions, and in some extreme cases; and

•	revocation of the license of a bank to operate.

The following table presents, at December 31, 2003, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see note 28 to the consolidated financial statements.

At December 31, 2003
(in millions of Pesos, except percentages)
Basle Accord
Total Capital	1,794.9
Risk-weighted assets	3,256.0
Ratio of total capital to risk-weighted assets(1)	55.1%
Required capital	260.5
Excess capital	1,534.4
Central Bank Rules(2)
Total Capital	1,742.0
Risk and Fixed weighted assets	13,715.3
Ratio of total capital to risk-weighted assets(3)	12.7%
Required capital	462.6
Excess capital	1,279.4

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10 and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to 31 May 2003.

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

By Communication “A” 3857 the Central Bank restricts the application of these provisions to those securities incorporated up to 31 December 2002, except for those received by the financial institutions as part of the compensation implemented by articles 28 and 29 of decree 905/02.

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

By communication “A” 4114 dated 12 March 2004, the Central Bank included in the above-mentioned chapter those bonds to be received by the financial institutions as compensation for the transformation of loans adjustable by CER into loans adjustable by CVS (Salary Variation Coefficient) (chapter II of law 25,796 and annex II to decree 117/04).

For so long as this procedure is in force the entities may only distribute cash dividends for such amount as the profits exceed the difference between the above-mentioned accounting value for registration purposes and the quotation of the bonds after all legal and statutory appropriations have been made.

According to communication “A” 4084 dated 30 January 2004, those securities in respect of which the Central Bank ceases to publish daily volatility reports as they not comply with the liquidity requirements for such purpose, must be excluded from this regulatory framework and considered as “Without Quotation”. Those securities excluded for this reason may not be reincorporated to the system in the future.

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

BASIC System

The Central Bank established a control system known as “BASIC” which requires that all financial institutions comply with a set of procedures affecting their transactions. The system allows public access to a higher level of information and security as regards its placements in the Argentine banking system. Each letter in the name of the BASIC system identifies one of the following procedures:

B (“Bonds”). By decision of the Central Bank board, banks were expected to issue bonds and other securities or obtain placements from international top-rate banks for an equivalent of 2% of their deposits in Pesos and foreign currency. The placement of such bonds would make it possible for depositors to know the perception of the market on the equity situation of each financial entity. The Central Bank required that all financial institutions in Argentina should once a year perform at least one of the following actions:

(a)	a debt issue in a country which must be a member of the Organization for Economic Cooperation and Development (“OECD”) and at the same time have an “AAA” rating in respect of its sovereign debt;

(b)	an issue of capital stock approved by the relevant local authorities and according to which the shares could be freely traded either in such local market or in the market of a member nation of the OECD with an “AAA” rating in respect of its sovereign debt;

(c)	a debt issue to an Argentine financial entity which complies with the alternative procedure described in (a) above; or

(d)

a transaction with a foreign bank with a minimum credit rating of “A”, by which the Argentine entity would receive deposits or take loans from such foreign bank. The purpose of such requirement was to have the Argentine financial institutions exposed to scrutiny and analysis by third parties considered by the Central Bank to be rating demanding in matters that have to do wich credit analysis and quality control. The need to respond to the expectations of such third parties at the same time created for the Central Bank an additional source of quality control over the Argentine banking system. While this requirement remained in force the Bank complied with it at all times.

The requirement was abrogated by Communication “A” 3498 of the Central Bank, dated 1 March 2002.

A (“Audit”). The Central Bank requires a number of auditing procedures which include:

(i)	the creation of a registry of auditors;

(ii)	the implementation of strict accounting procedures to be observed by auditors;

(iii)	the payment of a guarantee of compliance by such auditors so as to induce them to fully comply with the procedures; and

(iv)	the creation of a Central Bank division in charge of verifying the observance of the established regulations by the external auditors.

The purpose of this requirement is to ensure accurate representations by the financial institutions to both the Superintendence and the public. It involves verifying the figures presented by the entity as well as an in-depth investigation into whether such figures appropriately reflect the activities of the bank in question.

S (“Supervision”). The supervision by the monetary authorities is not replaced but is naturally complemented and reinforced by the information from market sources and continues to be a basic element for controlling the financial system. In Argentina, as in most of the world, what is in use is a combination of remote analysis and inspections in the bank itself. The Argentine supervision system specifically applies an internationally recommended classification system, known as the above-mentioned CAMEL system. In summary, this requirement implies that the Central Bank reserves the right to regularly inspect all financial institutions.

I (“Information”). This is a fundamental element in banking supervision and also as regards the control exercised by the market. It is clear that no effective supervision is possible without relevant, reliable and timely information. No discipline can be imposed by the market on the banks and no control will be effective on the supervision if there is no access to such information. This is why the Central Bank requires that the financial institutions disclose certain statistical information on a daily, weekly, monthly and quarterly basis.

C (“Calificación” (Spanish for Rating)). The rating agencies play a quite significant role in banking supervision. The rating work pays attention to the available guarantees and informs the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which naturally appear in the marketplace to fulfill such role. The Central Bank established a system which requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

Foreign Currency Position

As at the date of this Prospectus, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of 10% of their Computable Equity Liability (Responsabilidad Patrimonial Computable or “RPC”) as recorded by the end of November 2001 at the exchange rates prevailing on that date, and a minimum equivalent to US$ 1,500,000 (for the banks). The maximum limit is reduced by 50% if the financial entity has a debt on record for rediscounts and/or advances with the Central Bank for an amount exceeding 50% of the latest RPC recorded by the entity, excluding from the calculation of the indebtedness those transactions which the entity chose to refinance in terms of Communication “A” 3941 of the Central Bank.

In addition, the maximum limits are increased by an equivalent to 40% of the entity’s capitalized contributions brought into the country in foreign currency from 3 December 2001 onwards.

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

Effective 1 May 2003 in terms of Communication “A” 3889 of the Central Bank, the global net position in foreign currency may not exceed the following limits:

1) Negative global net position (Liabilities exceeding assets), 30% of the Computable Net Worth.

2) Positive global net position (assets exceeding liabilities), the least of the following:

•	30% of the Computable Net Worth.

•	Own liquid resources.

Own liquid resources means Computable Equity Liability minus the immobilized assets and related persons assistance.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the General Foreign Exchange Position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, the fixed-term deposits in U.S.dollars payable in Pesos and any Central Bank bills in U.S.dollars.

In addition to the above and irrespective of the observance of the limit set forth above, the net global position, considering the balances of accounts at sight and other related assets and liabilities –whichever the nature or character of the transaction- (be they assets negotiated on a customary basis or by significant volumes in institutionalized markets) realized or expiring within the following 180 days, may not exceed the percentage applied over the computable equity responsibility of the month prior to that duly indicated by the Central Bank. In order to determine the above position, only the securities registered on the accounts at market value will be considered, irrespective of the calculation in the position of the services whose expiration falls within 180 days (Communication “A” 4135 of 5 May 2004).

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

General Limit: The total amount of the operations of all companies or persons related to the financial institutions referred to under points 2), 4), 5) and 6) above, may not in any case exceed 20% of the company’s computable equity liability as of the last day of the preceding month.

As of November 13, 1998, pursuant to Communication “A” 2800 of the Central Bank, as supplemented, all lending to or investing in Related Persons is prohibited for any financial institution having a CAMEL rating of 4 or 5 (Communication “A” 2829 of the Central Bank) except in the following situations and under the following limitations:

(a)	foreign financial institutions which are subsidiaries of the domestic institution subject to oversight on a consolidated basis (Communication “A” 2829 of the Central Bank),

(b)	foreign banks controlling domestic financial institutions or their branches or subsidiaries abroad (Communication “A” 2829 of the Central Bank),

(c)	when the Related Person is a company that has been fully consolidated by the bank and is exclusively involved in certain activities that are complementary to financial intermediation, the foregoing traditional restrictions with regard to investments and loans apply; and

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

At December 31, 2003 the aggregate of computable loans, other extensions of credit and equity investments by Banco Francés on a consolidated basis to or in Related Persons amounted to Ps. 43.7 million, or 2.50% of Banco Francés’ Computable Net Worth.

Non-financial Public Sector:

By Communication “A” 3911 dated 28 March 2003 and effective as from April 2003, the Central Bank set forth new limits for those transactions carried out with the non-financial public sector.

The non-financial public sector includes inter alia:

•	National Government

•	Provincial Governments

•	City of Buenos Aires

•	Municipal Governments

•	Central administration, ministries, departments and their decentralized and autonomous entities and other official bodies.

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

On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result from transactions existing prior to March 31, 2003, or are determined or increased by the receipt of compensation bonds or promissory notes as per articles 28 and 29 of Decree 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law 25,561 of Public Emergency and Foreign Exchange Reform. Those excesses registered in the case of new transactions will also not be considered as non-compliances, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services or partial or total payments of the aforementioned debt. However, no financing will be granted in those cases where the ratio of transactions comprised with respect to the Computable Equity Liability determined as at March 31, 2003 is exceeded owing to reductions in this last parameter and until such relationship is reestablished.

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

Priority of Deposits

Law No. 24.485 in force since April 18, 1995, as amended by Law No. 24.467, provides that in the event of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors (such as Holders), except for certain labor credits and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors holding any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date at which the Bank’s authorization is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits of up to Ps.30,000 per person, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

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

Commercial banks are authorized to trade equity and debt securities in the Argentine over-the-counter market if they are members of the MAE authorized to act as over-the-counter brokers (“agentes de mercado abierto”). The MAE is a self-regulatory institution that has been authorized by the CNV. In our capacity as an over-the-counter broker, we are subject to the supervision of the MAE as a self-regulatory institution, and of the CNV as primary regulator.

Since 1990, the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires—“MERVAL”) has authorized brokerage firms organized as sole purpose corporations to operate as securities brokers on the exchange. Commercial banks may freely own a Securities Brokerage Company, and most of the principal commercial banks operating in Argentina have already established their own Securities Brokerage Company. All brokers, individuals or firms, are required to purchase at least one share of stock in the MERVAL to be admitted as a securities broker on the exchange.

We have been registered as an over-the-counter broker since 1989. In 1991, we established Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

(a)	evidences a cash reserve deficiency,

(b)	has not satisfied certain technical standards,

(c)	has not maintained minimum net worth standards, or

(d)	is deemed by the Central Bank to have impaired solvency or liquidity,

such financial entity must submit a regularization and normalization plan under such terms and conditions as may be established by the Central Bank within a term that may not exceed thirty days. This notwithstanding, the Central Bank may appoint overseers with veto powers and/or demand the creation of guarantees and restrict or prohibit the distribution of remittances or profits. The lack of submission, the rejection or any noncompliance with the regularization or normalization plans entitle the Central Bank to revoke the authorization to operate as a financial entity and to apply sanctions. Stet if the plan is accepted, the Central Bank may grant a temporary exemption with respect to the observance of the technical regulations and excuse or postpone the payment of fines (if any).

Likewise, and prior to the revocation of the authorization to operate as a financial entity, the Central Bank may authorize the restructuring of the entity for the protection of its depositors, by applying any of the following decisions or a combination thereof in a sequential, gradual or direct manner: reduction, increase and assignment of the corporate capital, exclusion of assets and liabilities and their transfer to other financial institutions, judicial intervention, responsibility and transfer of excluded assets or liabilities.

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

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 13.7597% equity interest in the company.

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

As of December 31, 2001, Banco Francés contributed US$.54,436 thousand to the FLB and booked such contribution in the “Other receivables from financial intermediation—Other not included in Debtor Classification Regulations” account.

During April 2002 the contribution was reimbursed to the Bank, after translation into pesos at the change rate of 1.4 pesos to each dollar.

Credit Cards Law No. 25,065

Law No. 25,065, enacted in 1999, governs different aspects of the credit, purchase and debit card system. In its main aspects, this law: (i) creates an obligation to sign a contract between the bank and the holder of the credit card before the card is issued, (ii) fixes a maximum limit to financial interest charged on balances, which may not exceed by more than 25% the rate applied to personal loan transactions, (iii) sets a maximum 5% fee to be charged by the banks to commercial establishments, and a maximum possible difference in the rate charged to commercial establishments in the same line of business of 3%, and (iv) prohibits providing information to financial background databases regarding particulars of credit card holders in delinquent payment situations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

The Argentine economy has experienced significant volatility in recent decades characterized by periods of low or negative growth and high and variable levels of inflation. Although inflation tempered and the economy experienced growth during most of the period from 1991 to the middle of 1998, in the third quarter of 1998, the economy entered into a long-lasting recession. The gross domestic product, or the GDP, fell 3.4% and 0.8% in 1999 and 2000, respectively. In addition, the government experienced an increasing fiscal deficit of approximately US$4.2 billion, US$7.3 billion and US$6.9 billion in 1998, 1999 and 2000, respectively. By December of 2001, Argentina’s sovereign debt had increased to approximately US$143.9 billion, an increase of more than 84% from the end of 1994, primarily due to the inability of the Government to reduce public spending and increase tax collections. In the last quarter of 2001, Argentina’s economic conditions deteriorated significantly, precipitating a political and economic crisis.

In the context of marked uncertainty following political and regulatory changes, in the first quarter of 2002 the economy recorded its largest reversal in the last 20 years (-16.3% on a year-on-year basis). The main declines were recorded by consumption and domestic investment, as a result of shrinking incomes following the devaluation and subsequent pesification, combined with the absence of a stable legal framework. In the following quarters, GDP showed a slight improvement in seasonally adjusted terms, driven by exporting and import substitution sectors, which benefited from the depreciation of the peso. Even so, output was down 10.9% for the year, because of the predominance of the fall in activity in service sectors that represent over 60% of the GDP.

The year 2003 started with strong political uncertainties, which decreased with the new elected administration. President Kirchner, who won the elections with only 22 % of the votes, consolidated thereafter his political power through provincial elections and reinforced his positive image. Moreover, the exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels in the second semester. The economic activity grew strongly also driven by Fixed Gross Investment, mainly in the construction industry, showing an estimated 8.4% GDP growth. Local demand recovery, however, did not result in a larger pressure on prices as in average the economic figures are still below full use of resources. Showing strong differences between goods and services, consumer prices increased only 3.7 % in 2003. Wholesale prices increased by 2%, mainly because of the increase in the prices of tradable goods.

Adverse Effects on Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Consequently, following the 2002 crisis and the package of government measures described elsewhere in this annual report, our financial condition and results of operations were deeply affected. During 2002 our business activities contracted compared to historical levels since December 2001 and liquidity needs led to a suspension of most of new loans. Our structural strengths, our reaction capacity and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds with domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Following a four-year recession period, the economy recovered during 2003 and deposits flowed back into the system. The liquidity position of most financial institutions, which benefited from monetary expansion and higher banking penetration, were in excess over legal requirements by the end of fiscal year 2003. Furthermore, such excess liquidity brought about a fall in bank 30-day CD rates - from an average of 22% in April to less than 4% in December – positively affecting banks’ financial margins. During the first semester of 2003 credit facilities lagged behind due to political uncertainties but banks resumed financing activity during the second semester in spite of the depressed loan demand.

During 2003, we concentrated our efforts on implementing the following measures:

•	focusing on the transactional business as a source of fee income while providing a larger customer base;

•	increasing peso funding sources while reducing average cost;

•	adjusting our operating structure towards a leaner organization;

•	discussing with the Government the compensation of losses related to: 1) the payment of judicial injunctions, still pending; and 2) the replacement of CER adjustment by CVS adjustment for certain personal and mortgage loan portfolio, already approved by Congress;

•	following up strictly on our non-performing loan portfolio with specialized teams, maximizing the recovery of defaulted loans; and

•	increasing private sector loans with a conservative risk assessment strategy.

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

Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the Central Bank. As of the date of filing these financial statements, neither Federal, Buenos Aires City nor Provincial an the Supreme Court had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

At December 31, 2003, as described in note 1.2.7.I to the consolidated financial statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments as from April 2003. As of December 31, 2003, Banco Francés keeps registered under this concept Ps.943,955 thousand less accumulated amortization for 132,398 thousand under Intangible Assets. Moreover, Banco Francés has stated in a note to the financial statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

II) Portfolio variation coefficient

In the consolidated financial statements as of December 31, 2003, the Bank reported as an asset the difference generated by the application of the CVS coefficient instead of the CER. This is further described in note 1.2.7.II to the consolidated financial statements. The Argentine Congress has enacted a law that provides for compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER. Several regulations have been issued under this statute. In May 2004, the Argentine Banking Association filed with the Ministry of Economy a petition for compensation for the difference between the CER and CVS indices applicable to loans governed by Law 25,713 and Decree 762/02, because it is unclear under the applicable laws and regulations whether financial institutions will be compensated in respect of these loans. As of December 31, 2003 and 2002, the net value of this asset amounted to Ps.141,059 thousands (net of allowances for Ps.61,728) and Ps.97.719 thousands respectively, which had been recorded under Other Receivables.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP require financial instruments to be valued at fair value. We estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used (see note 37.16 to consolidated financial statements).

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

Differences between Central Bank rules and generally accepted accounting principle effective in the City of Buenos Aires

The most significant differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Buenos Aires City are detailed below.

a)	As detailed in Note 1.2.3 to the consolidated financial statements, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged Government securities, bonds, treasury bills and/or unsecured loans with the Government for a nominal value of US$ 3,291,795 thousand for Secured Loans amounting to 3,360,403 thousand. At December 31, 2003 and 2002, those loans are recorded under “Loans – to the Public Sector” amounting to Ps.5,853,475 and Ps.5,546,045 thousands (consolidated amounts), respectively, in accordance with the criterion described in Note 4.4.3.a. to the consolidated financial statements. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2003 and 2002 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each year, converted into pesos at the rate of Ps.1.40 per dollar plus CER.

b)	At December 31, 2003 and 2002, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see note 4.4.2 and 4.4.8 to the consolidated financial statements) as per the following detail:

Item	At December 31, 2003	At December 31, 2002
	(in thousands of pesos)
Compensation received and pending receipt from the Nation Government (Boden 2012)	1,275,171	2,104,666
Argentine Republic External Bills	645,593	713,314
Treasury Bills Series 90	62,608	59,715
Other	18,456	36,612

In addition, the Bank held Secured Bonds (maturity 2018) at December 31, 2003 for Ps.979,507, recorded in unlisted government securities (see note 4.4.2 to the consolidated financial statements).

In accordance with professional accounting standards applicable in the City of Buenos Aires, these assets should be valued at their current value. At December 31, 2003, the market values of the Boden 2012 at the closing of operations on the last working day of the year amounted to USD 63.84 per each USD 100 face value. However, as the remaining bonds have not reached significant levels of transactions on the market, the known market values may not represent the actual value of realization of such assets.

c)	As mentioned in Note 1.2.7.I to the consolidated financial statements, at December 31, 2003, the Bank recorded assets amounting to 811,557 under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the Central Bank. In accordance with current professional accounting standards, those amounts (originally recorded under “Other Receivables – Miscellaneous Debtors”) must be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

d)	As mentioned in Note 1.2.2 to the consolidated financial statements, at December 31, 2002 the Bank recognized 430,282 under “Unrealized valuation difference” in the shareholders’ equity corresponding to the portion of compensation received under sections 28 and 29 of Decree No. 905/02 of the National Executive Branch, equivalent to the recognition of 40% on the net position in foreign currency at December 31, 2001. In accordance with the professional accounting standards in force in the Buenos Aires City, at December 31, 2002 that amount should have been appropriated to the results of that year.

Differences between other regulatory bodies and accepted accounting principles effective in the City of Buenos Aires

Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes Ps.64,753 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Buenos Aires City.

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

The impacts of the crisis on the Bank’s equity and financial position as of December 31, 2003 were acknowledged in accordance with the regulations of the Central Bank and with the best estimates made by the Bank’s management in those cases not specifically regulated as of the date of issuance of this annual report. Thus, it has not been possible to foresee the future evolution of the economic variables and their potential effect on the Bank.

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal WPI published by the INDEC.

According to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based on the prevailing economic stability conditions and according with CNV General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In light of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree 664/03 of the Executive Branch the application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement until February 28, 2003.

The following discussion is based upon information contained in the consolidated financial statements and should be read in conjunction with them. The consolidated financial statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in note 37 to the consolidated financial statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

The following discussion does not address separately the segments described in “Information on the Company—Business Overview”. We have initiated in 2001 the implementation of a reporting system by business segment. Information regarding individual segments is not yet available.

Results of Operations for the Fiscal Years Ended December 31, 2003, 2002 and 2001.

Overview

Our net loss for fiscal year ended December 31, 2003, was Ps.275.7 million. This loss was mainly due to a 83.65% decrease in Gross intermediation margin, a 16.58% decrease in Service charge income and a 767.50% increase in Income tax, partially offset by a 88.17% decrease in Provisions for loan losses, a 21.64% decrease in Operating expenses, a 22.42% decrease in Other expenses, a 49.07% increase in Other income and a 100% decrease in monetary loss.

Our net loss for fiscal year ended December 31, 2002, was Ps.1,251.3 million. This loss was mainly due to a 34.66% decrease in Gross intermediation margin, a 53.21% decrease in Service charge income, a 133.8% increase in Other expenses and a 100% increase in Monetary loss, partially offset by a 41.8% decrease in Provisions for loan losses, a 37.61% decrease in Operating expenses and a 28.32% increase in Other income.

Financial Income

Our financial income decreased 78.34% to Ps.1,226.7 million for the fiscal year ended December 31, 2003, from Ps.5,664.3 million for the fiscal year ended December 31, 2002, which in turn represented a 87.62% increase from Ps.3,019.1 million in fiscal year ended December 31, 2001. The components of our financial income are reflected in the following table.

	Fiscal Year Ended December 31,
	2003(1)	2002	2001
	(in thousands of pesos)
Interest on cash and due from banks	10,045	7,404	56,453
Interest on loans to the financial sector	6,997	5,282	38,718
Interest on overdraft	28,710	181,368	180,537
Interest on loans with privileged guarantees	48,696	94,541	226,476
Interest on credit card loans	32,992	62,021	103,559
Interest on other loans	384,035	2,261,856	1,429,260
Net income from government and private securities	179,667	86,481	739,503
Interest from other receivables from financial transactions	7,181	23,601	54,859
Indexation by benchmark stabilization coefficient (CER)	284,274	1,467,822	—
Listed-price differences	193,147	1,352,718	68,375
Other	50,993	121,180	121,340

Total financial income	1,226,737	5,664,274	3,019,080

(1) Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.

The decrease in financial income during the fiscal year ended December 31, 2003, was largely due to a decrease in CER, listed-price differences, interest on overdraft, interest on other loans, interest on loans with privileged guarantees, interest on credit card loans, and interest from other receivables on financial transactions. These decreases were partially offset by increases in interest on cash and due from Banks, interest on loans to the financial sector and income from government and private securities. This variation reflected the decrease in average volume on interest earning assets and the decrease in average nominal rates on interest earning assets (increase in average real rates).

The increase in financial income during the fiscal year ended December 31, 2002, was largely due to an increase in CER listed price differences due to the devaluation of the peso and interest on other loans (mainly dollar-denominated loans). These increases were partially offset by decreases in interest on cash and due from Banks, interest on loans to the financial sector, interest on loans with privileged guarantees, interest on credit card loans, net income on government and private securities and interest from other receivables on financial transactions. This variation reflected the decrease in average volume on interest earning assets and the decrease in average real rates on interest earning assets (increase in average nominal rates on interest earning assets).

The following table sets forth the changes in financial income due to decreases in volume and decreases in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31 2003 vs. December 31 2002 Increase (Decrease)	December 31 2002 vs. December 31 2001 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	(764,469)	(601,212)
Financial Income due to changes in average nominal rates of interest-earning assets	(3,123,245)	2,467,371
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	552,934	(501,891)

Net Change	(3,334,780)	1,364,268

Financial Expenses

Financial expenses decreased 77.13% to Ps.1,054.8 million in fiscal year ended December 31, 2003 from Ps. 4,612.4 million in fiscal year ended December 31, 2002, which in turn represented a 227.29% increase from Ps. 1,409.3 million in fiscal year ended December 31, 2001. The components of our financial expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2003(1)	2002	2001
	(in thousands of pesos)
Interest on checking accounts	17,454	243,652	36,080
Interest on savings deposits	4,282	6,513	40,426
Interest on certificates of deposit	413,390	607,145	1,016,728
Interest from other liabilities from financial transactions	173,568	589,381	133,767
Indexation by benchmark stabilization coefficient (CER)	101,091	1,288,967	—
Listed-price differences	225,463	1,590,480	341
Other	119,546	286,287	181,936

Total Financial Expenses	1,054,794	4,612,425	1,409,278

(1) Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.

Our average interest-bearing liabilities decreased 16.7% from Ps.13.6 billion in fiscal 2002 to Ps. 11.4 billion in fiscal year ended December 31, 2003. This decrease was mainly attributable to a decrease in volume of time deposits, saving deposits, borrowings from other financial institutions and corporate bonds, partially offset by an increase in volume of borrowings from Central Bank and other liabilities. Average dollar-denominated time deposits decreased 50.2% from Ps.912.1 million in fiscal year ended December 31, 2002 to Ps.454.1 million in fiscal year ended December 31, 2003. Average peso-denominated time deposits decreased 0.32 % to Ps.4,563.8 million in fiscal year ended December 31, 2003, from Ps.4,578.3 million in fiscal year ended December 31, 2002. Average dollar-denominated and peso-denominated saving deposits decreased 54.44% and 36.61% from Ps.601.1 million and Ps.1,156.9 million in fiscal year ended December 31, 2002, to Ps. 273.8 million and Ps.733.3 million in fiscal year ended December 31, 2003, respectively. Average corporate bonds issued decreased 62.27% from Ps. 1,279.7 million in fiscal year ended December 31, 2002 to Ps. 482.8 million in fiscal year ended December 31, 2003. Borrowings from Central Bank increased 35.56% from Ps.1,601.2 million in fiscal year ended December 31, 2002 to Ps.2,170.6 million in fiscal year ended December 31, 2003 mainly due to the CER applied over the financial assistance received during the liquidity crisis of fiscal 2002. See “Information on the Company Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

As December 31, 2003, Financial expense—Other includes allowances for impaired loans for an amount of Ps.0.4 million.

Taxes on financial income and contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.33.3 million as of December 31, 2003, Ps.42.5 million as of December 31, 2002 and Ps.73.7 million as of December 31, 2001.

Contributions to the deposit guarantee Insurance System decreased in fiscal 2003 and 2002 due to the decrease in average volume of deposits.

The following table sets forth the changes in financial expenses due to the decrease in volume and increase rates of average interest-bearing liabilities. Such financial expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to the Argentine Deposit Guarantee Fund, mandatory contributions and taxes on interest income.

	December 31, 2003 vs. December 31, 2002 Increase (Decrease)	December 31, 2002 vs. December 31, 2001 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	(496,007)	(363,429)
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	(2,105,704)	2,747,978
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	351,399	(747,099)

Net Change	(2,250,312)	1,637,450

Our average interest-bearing liabilities decreased 27.19% from Ps.18.7 billion in fiscal 2001 to Ps. 13.6 billion in fiscal year ended December 31, 2002. This decrease was mainly attributable to a decrease in volume of time deposits, saving deposits and other liabilities, partially offset by an increase in volume of borrowings from Central Bank. Average dollar-denominated time deposits decreased 91.46% from Ps.10,684.6 million in fiscal year ended December 31, 2001 to Ps.912.1 million in fiscal year ended December 31, 2002. Average peso-denominated time deposits grew 510.83% to Ps.4,578.3 million in fiscal year ended December 31, 2002, from Ps.749.5 million in fiscal year ended December 31, 2001. Average dollar-denominated and peso-denominated saving deposits decreased 71.00% and 13.64% from Ps. 2,072.6 million and Ps.1,339.7 million in fiscal year ended December 31, 2001, to Ps. 601.1 million and Ps.1,156.9 million in fiscal year ended December 31, 2002, respectively. Average corporate bonds issued increased

15.07% from Ps.1,102.1 million in fiscal year ended December 31, 2001 to Ps.1,279.7 million in fiscal year ended December 31, 2002 (mainly due to the effect of devaluation from an exchange rate of US$1 = Ps.1 to an average of US$1 = Ps.3; partially offset by the payment of two series of short term corporate bonds and to the capitalization of subordinated corporate bonds in December 2002). Borrowings from Central Bank increased 5,149.80% from Ps.30.5 million in fiscal year ended December 31, 2001 to Ps.1,601.2 million in fiscal year ended December 31, 2002 mainly due to the financial assistance received during the liquidity crisis of fiscal 2002.

As December 31, 2002, Financial expense—Other includes allowances for impaired loans for an amount of Ps.138.4 million.

Gross Intermediation Margin

Our gross intermediation margin (defined as to financial income less financial expenses) of Ps.171.9 million in fiscal year ended December 31, 2003, represented a 83.65% decrease over gross intermediation margin of Ps.1,051.8 million in fiscal year ended December 31, 2002, which in turn represented a 34.66% decrease over fiscal year ended December 31, 2001 gross intermediation margin of Ps.1,609.8 million.

The decrease in the fiscal year ended December 31, 2003 was principally due to a decrease in the yield spread (nominal basis) from 3.33% in fiscal year ended December 31, 2002 to 0.87% in fiscal year ended December 31, 2003, and to the decrease in volume and nominal rates of interest-earning assets partially offset by decreases in volume and nominal rates of interest-bearing liabilities.

The following table sets forth the changes in gross intermediation margin:

	December 31, 2003 vs. December 31, 2002 Increase (Decrease)	December 31, 2002 vs. December 31, 2001 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	(268,462)	(237,783)
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	(1,017,541)	(280,607)
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	201,535	245,208

Net Change	(1,084,468)	(273,182)

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

Provision for Loan Losses

Loan loss provisions totaled Ps.77.5 million in fiscal year ended December 31, 2003, a 88.17% decrease over the Ps.655.4 million in fiscal year ended December 31, 2002, which represents a 41.8% decrease over the Ps.1,126.0 million provision for loan losses in fiscal 2001. The decrease in fiscal 2003 was mainly due to the improvement of the economic situation in some economic sectors, which allowed a better recovery of the loans portfolio. The decrease in fiscal 2002 was mainly due to the early registration of provisions made at the closing of fiscal year ended December 31, 2001.

Our non-performing loan portfolio amounted to Ps.586.2 million at December 31, 2003, which represented a 49.36% decrease over the Ps.1,157.5 million at December 31, 2002, which in turn represented a 68.45% increase over the Ps.687.2 million at December 31, 2001.

The non-performing loan portfolio ratio increased from 3.95% at December 31, 2001 to 11.19% as of December 31, 2002 and decreased to 6.67% as of December 31, 2003.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service charge income was Ps.457.8 million for fiscal year ended December 31, 2003, Ps.548.8 million for fiscal year ended December 31, 2002 and Ps.1,172.8 million for fiscal 2001. The fiscal year 2003 amount represented a 16.58% decrease from the amount earned in fiscal 2002. The fiscal 2002 amount represented a 53.21% decrease from the amount earned in 2001. The following table provides a breakdown of our service charge income by category.

	Fiscal Year Ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Service charges on deposit accounts	114,046	132,968	267,885
Credit card operations	55,309	66,568	141,553
Other fees related to foreign trade	23,734	40,031	26,485
Credit-related fees	4,231	34,004	17,473
Fund management fees	193,225	226,337	558,827
Capital markets and securities activities	10,604	7,625	60,847
Rental of safety deposit boxes	6,314	957	9,099
Fees related to guarantees	1,813	3,102	5,889
Insurance agency	10,493	3,882	18,832
Other	38,009	33,290	65,909

Total service change income	457,778	548,764	1,172,799

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on current accounts. These fees decreased 50.36% from Ps.267.9 million in fiscal year ended December 31, 2001 to Ps.133.0 million in fiscal year ended December 31, 2002 which in turn decreased 14.23% to Ps.114.0 million in fiscal year ended December 31, 2003. The decrease in fiscal 2003 and 2002 were mainly due to decreases in the volume and numbers of transactions of such accounts. At December 31, 2003, we had 1,271,479 such accounts, compared to the 1,530,476 such accounts at December 31, 2002 and 2,325,517 such accounts at December 31, 2001.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, decreased 52.97% from Ps.141.6 million in fiscal year ended December 31, 2001 to Ps.66.6 million in fiscal year ended December 31, 2002, which in turn decreased 16.91% to Ps.55.3 million in fiscal 2003 principally as a result of decreases in the use of credit due to the economic environment in Argentina. At December 31, 2003, the total number of credit cards we issued amounted to 263,240 compared to 580,197 at December 31, 2002 and to 615,833 at December 31, 2001.

Fees related to foreign trade increased 51.15% from Ps.26.5 million in the fiscal year ended December 31, 2001, to Ps.40.0 million in the fiscal year ended December 31, 2002, which in turn decreased 40.71% to Ps.23.7 million in fiscal year ended December 31, 2003. The decrease of fiscal 2003 was mainly because of the decrease in the volume of transactions and to the appreciation of the peso. The increase in fiscal 2002 was mainly due to the increase in the volume of transactions related to exports due to the devaluation of the peso.

Credit related fees increased 94.61% from Ps. 17.5 million in the fiscal year ended December 31, 2001 to Ps. 34.0 million in the fiscal year ended December 31, 2002, mainly due to the devaluation of the peso over the dollar- denominated loans. These fees decreased 87.56% to Ps. 4.2 million in the fiscal year ended December 31, 2003, mainly due to the decrease in granting of new loans.

Fees related to fund management decreased 59.5% from Ps.558.8 million in the fiscal year ended December 31, 2001 to Ps.226.3 in the fiscal year ended December 31, 2002, as a result of a decrease in Fund Management activity and Pension Fund management activities. These fees decreased 14.63% to Ps.193.2 million in the fiscal year ended December 31, 2003, as a result of a decrease in Fund Management activity and Pension Fund management activities. Funds under management increased 18.75% to Ps.9.5 billion in fiscal year 2003 from Ps.8.0 billion in fiscal 2002, which in turn decreased 13.76% from Ps.9.2 billion in the fiscal year ended December 31, 2001.

We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees decreased during fiscal 2003 mainly due to the economic environment in Argentina.

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

Income from capital markets and securities activities decreased 87.47% from Ps.60.8 million in fiscal year ended December 31, 2001, to Ps.7.6 million in fiscal year ended December 31, 2002, which in turn increased 39.07% to Ps.10.6 million for the fiscal year ended December 31, 2003, mainly due to an increase in activity related to private debt restructuring.

Other service charge income increased 14.18% from Ps.33.3 million in fiscal year ended December 31, 2002 to Ps.38.0 million in fiscal 2003. This service charge income decreased 49.49% from Ps.65.9 million in fiscal year ended December 31, 2001 to Ps.33.3 million in fiscal 2002.

Service Charge Expenses

Service charge expenses, which consist of fees that we paid principally to other financial institutions, and taxes on service charge income decreased 14.54% to Ps.49.6 million in fiscal year ended December 31, 2003 mainly as a result of the decrease in commissions paid and to the decrease in service charge income. These expenses decreased 54.17% to Ps. 58.0 million in fiscal year ended December 31, 2002 from Ps.126.6 million in fiscal year ended December 31, 2001 mainly as a result of decreases in service charge income.

Operating Expenses

Our operating expenses decreased 21.64% to Ps. 681.1 million in fiscal year ended December 31, 2003 from Ps.869.2 million in fiscal year ended December 31, 2002, which in turn decreased 37.61% from Ps.1,393.2 million in fiscal year ended December 31, 2001.

Operating expenses decreased in fiscal 2003 mainly because of: (i) a 17.38% decrease in personnel expenses, (ii) a 35.47% decrease in fees and external administrative services, (iii) a 19.55% decrease in taxes, (iv) a 29.32% decrease in utilities, (v) a 40.43% decrease in credit card advertising and issuance expense, (vi) a 5.90% decrease in advertising and promotion, (vii) a 14.62% decrease in maintenance and repairs, (viii) a 10.03% decrease in business travel and development, (ix) a 21.20% decrease in staff welfare, (x) a 50.74% decrease in amortization of organization and development expenses, (xi) a 14.17% decrease in depreciation of bank premises and equipment and (xii) a 15.83% decrease in other operating expenses. Such decreases were partially offset by a 23.01% increase in Courier transportation and a 31.13% increase in rentals.

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

The components of our operating expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2003	2002	2001
	(in thousands of pesos)
Personnel expenses	279,935	338,839	676,039
Fees and external administrative services	11,337	17,569	27,329
Taxes	25,749	32,006	65,016
Utilities	22,265	31,502	48,235
Depreciation of Bank property and equipment	51,935	60,512	61,892
Credit card advertising and issuance expense	3,930	6,597	17,276
Courier transportation	11,797	9,590	22,704
Advertising and promotion (excluding credit card advertising)	16,104	17,113	42,413
Maintenance and repairs	22,669	26,551	43,644
Business travel and development	10,945	12,165	21,956
Staff welfare	20,613	26,159	47,796
Amortization of organization and development expenses	74,374	150,978	99,925
Rentals	33,388	25,461	44,631
Other	96,080	114,146	174,300

Total operating expenses	681,121	869,188	1,393,156

The largest component of administrative expenses in each of these years was personnel expenses, which decreased 17.38% during fiscal 2003 principally as a result of decreases in the number of bank personnel and decrease in salaries in real terms (which include payroll, termination payments and bonuses). During fiscal 2002 these expenses decreased as a result of the decrease in the number of bank personnel and decrease in salaries in real terms.

The number of our full-time employees decreased from 5,385 in the fiscal year ended December 31, 2001 to 4,155 in the fiscal year ended December 31, 2002 and decreased to 3,753 in the fiscal year ended December 31, 2003 (not including 1,908, 1,964 and 2,082 employees from non-banking subsidiaries, at December 31, 2003, 2002 and 2001, respectively). The decrease in total personnel from fiscal 2003 to fiscal 2002 and from fiscal 2002 to fiscal 2001 was principally due to the reduction in the number of bank personnel because of cost-cutting efforts as a result of a slowdown in our business.

During fiscal 2003 we closed 10 branches.

During fiscal 2002 we closed 62 branches and we sold our participation in BBVA Uruguay, which led also to a reduction of our total number of employees.

Fees and external administrative services decreased 35.47% to Ps.11.3 million in the fiscal year ended December 31, 2003 from Ps.17.6 million in the fiscal year ended December 31, 2002 which in turn decreased 35.71% from Ps.27.3 million in the fiscal year ended December 31, 2001 mainly due to policies adopted in order to reduce costs.

Taxes other than income tax decreased 19.55% to Ps.25.7 million in fiscal year ended December 31, 2003 from Ps.32.0 million in the fiscal year ended December 31, 2002, which in turn decreased 50.77% from Ps. 65.0 million in fiscal year ended December 31, 2001. The decrease in fiscal 2003 and 2002 was mainly due to the reduction of activities and of the closing of branches.

Depreciation of property and equipment decreased 14.17% to Ps.51.9 million in the fiscal year ended December 31, 2003 from Ps.60.5 million in the fiscal year ended December 31, 2002, which in turn decreased 2.22% from Ps.61.9 million in the fiscal year ended December 31, 2001. The decreases in fiscal 2003 and 2002 were mainly due to reductions in additions of Bank properties and equipment.

Credit card advertising and issuance expense decreased 40.43% to Ps.3.9 million in the fiscal year ended December 31, 2003 from Ps. 6.6 million in the fiscal year ended December 31, 2002, which in turn decreased 61.81% from Ps. 17.3 million in the fiscal year ended December 31, 2001. The decreases in fiscal 2003 and 2002 were mainly a result of the decrease in the number of accounts and a general decrease in the use of credit cards.

Advertising and promotion fees decreased 5.90% to Ps.16.1 million in the fiscal year ended December 31, 2003, from Ps.17.1 million in the fiscal year ended December 31, 2002, which in turn decreased 59.65% from Ps.42.4 million in the fiscal year ended December 31, 2001. The decreases in fiscal 2003 and 2002 were due mainly to a reduction of advertising expenses related to products as a result of a slowdown in our business.

Utility costs decreased 29.32% to Ps.22.3 million in fiscal year ended December 31, 2003, from Ps.31.5 million in the fiscal year ended December 31, 2002, which in turn decreased 34.69% from Ps.48.2 million in fiscal 2001. The decreases in fiscal years ended December 31, 2003 and 2002 were mainly due to the different plans adopted in order to reduce administrative expenses, the negotiation of contracts which suppliers at corporate level, the closing of branches and improvements in efficiency derived from new processing systems.

Amortization of organization and development expenses decreased 50.74% to Ps.74.4 million in fiscal year ended December 31, 2003, from Ps.151.0 million in fiscal year ended December 31, 2002, which in turn increased 51.09% from Ps.99.9 million in fiscal year ended December 31, 2001. The decrease in fiscal 2003 was mainly due to the extraordinary amortization done in fiscal 2002. The increase in fiscal 2002 was mainly due to the extraordinary amortization of software licenses done during the fiscal year.

Rental expenses increased 31.13% to Ps.33.4 million in fiscal year ended December 31, 2003, from Ps.25.5 million in fiscal year ended December 31, 2002, which in turn decreased 42.95% from Ps.44.6 million in the fiscal year ended December 31, 2001. The increase in fiscal year 2003 was mainly due to increases in rental costs. The decrease in the fiscal year ended December 31, 2002 was principally due to the closing of branches done during the fiscal year. At December 31, 2003 our branch network consisted of 231 branches, of which 116 were located in properties we own and 115 were located in properties we lease. At December 31, 2002 our branch network consisted of 241 branches, of which 120 were located in properties we own and 121 were located in properties we lease.

Other operating expenses decreased 15.83% to Ps.96.1 million in fiscal year ended December 31, 2003 from Ps.114.1 million in fiscal year ended December 31, 2002, which in turn decreased 34.51% from Ps.174.3 million in fiscal year ended December 31, 2001. The decreases in fiscal 2003 and 2002 were mainly due to reduction of expenses as a result of a slowdown in our business.

Other Income

Other income increased 49.07% to Ps.1,300.2 million in fiscal year ended December 31, 2003 from Ps.872.2 million in fiscal year ended December 31, 2002, which in turn increased 28.32% from Ps.679.7 million in the fiscal year ended December 31, 2001. The increase in the fiscal year ended December 31, 2003 was mainly due to the increase in recoveries of charged-off loans and reversal of allowances, partially offset by decreases in income from long-term investments, interest on other assets and punitive interest. The increase in the fiscal year ended December 31, 2002 was mainly due to the income from long-term investments related to the sale of BBVA Uruguay and to the deferred income tax loss carryforward of the fiscal year, partially offset by a 51.24% decrease in recoveries of charged-off loans and reversals of allowances.

Other Expenses

Other expenses decreased 22.42% to Ps.1,212.1 million in the fiscal year ended December 31, 2003, from Ps.1,562.3 million in fiscal year ended December 31, 2002, which in turn increased 133.8% from Ps.668.2 million in fiscal year ended December 31, 2001. The decrease in fiscal 2003 was mainly due to: (i) a 48.85% decrease in provision for other receivables and other allowances (from Ps. 1,317.5 million in fiscal year ended December 31, 2002 to Ps. 673.9 million in fiscal year ended December 31, 2003), (ii) a 40.07% decrease in losses on sale of fixed assets (from Ps.23.80 million in fiscal year ended December 31, 2002 to Ps.14.3 million in fiscal year ended December 31, 2003), (iii) a 57.19% decrease in punitive interest and charges paid to the Central Bank (from Ps.2.6 million in the fiscal year ended December 31, 2002 to Ps.1.1 million in the fiscal year ended December 31, 2003) and (iv) a 84.28% decrease in amortization of goodwill (from Ps. 63.2 million in the fiscal year ended December 31, 2002 to Ps.9.9 million in the fiscal year ended December 31, 2003, mainly due to the accelerated depreciation on goodwill done in fiscal 2002). These decreases were partially offset by a 100% increase in depreciation on differences paid on constitutional protection actions of Ps. 132.40 million, which as of December 31, 2002 were included in provisions on other receivables.

The increase in fiscal 2002 was mainly due to (i) a 1,149.12% increase in provision for other receivables and other allowances (from Ps.105.5 million in fiscal year ended December 31, 2001 to Ps.1,317.5 million in fiscal year ended December 31, 2002) mainly due to provisions made over the asset registered related to differences between the amounts paid for constitutional protection actions and the deposit amount registered in accordance with regulations (see note to the consolidated financial statements); (ii) a 680.52% increase in losses on sale of other fixed assets (from Ps.3.1 million in the fiscal year ended December 31, 2001 to Ps.24.0 million in the fiscal year ended December 31, 2002); and (iii) a 195.0% increase in amortization of goodwill (from Ps.21.4 million in the fiscal year ended December 31, 2001 to Ps.63.2 million in the fiscal year ended December 31, 2002) mainly due to the accelerated depreciation on goodwill related to Banco de Credito transaction.

Income Tax

Income tax expense was Ps.188.7 million in the fiscal year ended December 31, 2003, a 767.5% increase over Ps.21.8 million of the fiscal year ended December 31, 2002, which in turn represents a 49.48% decrease over the Ps.43.0 million in the fiscal year ended December 31, 2001. The increase in fiscal 2003 was mainly due to the reversal of temporary differences amounting Ps. 180.5 million, according to the deferred tax method of accounting. The decrease in fiscal year 2002 was mainly due to the deferred tax loss carryforward of the year.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2003	2002	2001
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	(82,525)	(1,288,602)	148,301
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	(28,884)	(451,011)	51,906
Deferred tax	63,176	(105,778)	(96,174)
Inflation adjustment not deductible	22,636	314,975	—
Tax-exempt income	(30,955)	(274,362)	(478,209)
Unrealized valuation difference	—	79,248	—
Loss on capital contribution in kind to subsidiaries	(227,455)	(441,919)	—
Allowances on deferred tax assets	64,924	—	—
Other	312,463	147,348	(94,171)

Income tax loss / (gain)	175,905	(731,498)	(616,649)
(Allowances)	(49,133)	(431,525)	(304,211)

Income tax loss / (gain), net	225,038	(299,973)	(312,438)
Actual income tax	8,178	21,750	43,049
Deferred income tax (1)	216,860	(321,723)	(355,486)

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries and income from swapped public bonds to public loans in fiscal 2001 are tax exempt, and depreciation of goodwill is not tax deductible. Second, effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See note 37.1 to the consolidated financial statements.

Minority interest in subsidiaries

Income on minority interest in subsidiaries was Ps.4.5 million in fiscal year ended December 31, 2003, a 92.35% decrease over the amount of Ps.59.1 million of fiscal 2002. Income on minority interest in subsidiaries increased 179.61% to Ps.59.1 million in fiscal year ended December 31, 2002 from Ps.74.2 million loss in fiscal year ended December 31, 2001. These increases/decreases were mainly due to the decreases/increases in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP a 65,96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the decrease in net income of Credilogros (in which we have a 69.52% interest).

Monetary loss

Reflects the effect derived from inflation (since January 1, 2002 up to February 2003) for maintaining monetary assets and liabilities. See notes 4.2 and 4.4 to the consolidated financial Statements.

Financial Condition

Total Assets

At December 31, 2003 we had total assets of Ps.16,536.3 million, which represented a 1.66% increase over the Ps.16,266.3 million as of December 31, 2002.

The increase was mainly due to the following: a 56.02% increase in cash and due from banks (from Ps.1,050.6 million at December 31, 2002 to Ps. 1,639.2 million at December 31, 2003), a 35.83% increase in Government and Private Securities (from Ps.2,239.9 million at December 31, 2002 to Ps.3,042.5 million at December 31, 2003) mainly due to the restructuring of Provincial Loans into Public Bonds and a 352.30% increase in Intangible assets (from Ps.217.6 million at December 31, 2002 to Ps.984.4 million at December 31, 2003, mainly due to the registration under this caption of Differences on constitutional protection actions paid that were registered under Other assets caption in fiscal 2002).

These increases were partially offset by: a 10.21% decrease in Loans net of allowances (from Ps.9,284.0 million at December 31, 2002 to Ps.8,336.4 million at December 31, 2003, mainly due to the restructuring of Provincial Loans to Public Bonds and to the decrease in granting of new loans), a 23.98% decrease in Assets subject to financial lease (from Ps.22.0 million at December 31, 2002 to Ps.16.7 million at December 31, 2003), a 69.84% decrease in Other receivables (from 1,065.9 million at December 31, 2002 to Ps.321.5 million at December 31, 2003, mainly due to the reclassification to Intangible assets mentioned in the preceding paragraph and to the provisioning of the remaining tax loss carryforward done under instructions of the Central Bank), a 17.78% decrease in Bank premises and equipment (from Ps.496.2 million at December 31, 2002 to Ps.408.0 million at December 31, 2003) and a 38.21% decrease in Other subsidiaries assets ( from Ps.22.1 million at December 31, 2002 to Ps.13.7 million at December 31, 2003).

Total Liabilities and Stockholders’ Equity

At December 31, 2003, we had total liabilities and minority interests in subsidiaries of Ps.14,785.9 million, representing a 3.83% increase from the Ps.14,240.2 million at December 31, 2002.

The increase was mainly due to the following: a 16.71% increase in deposits (from Ps.6,921.5 million at December 31, 2002 to Ps.8,078.2 million at December 31, 2003), mainly due to the increase in certificates of deposits, current accounts and savings accounts; a 6.12% increase in Other liabilities (from Ps.157.0 million at December 31, 2002 to Ps.166.6 million at December 31, 2003), a 332.87% increase in Suspense items (from Ps.6.1 million at December 31, 2002 to Ps. 26.4 million at December 31, 2003 and a 14.20% increase in other subsidiaries liabilities (from Ps.1,055.9 million at December 31, 2002 to Ps.1,205.8 million at December 31, 2003). These increases were partially offset by: a 11.25% decrease in Other liabilities from financial transactions (from Ps.5,174.4 million at December 31, 2002 to Ps. 4,592.5 million at December 31, 2003), a 27.79% decrease in allowances (from Ps. 674.6 million at December 3, 2002 to Ps.487.2 million at December 31, 2003), a 20.50% decrease in subordinated corporate bonds (from Ps.85.6 million at December 31, 2002 to Ps.68.1 million at December 31, 2003) due to the revaluation of the peso; and a 2.41% decrease in Minority interest in subsidiaries (from Ps.165.0 million at December 31, 2002 to Ps.161.0 million at December 31, 2003), mainly due to the losses in subsidiaries.

Stockholders’ Equity decreased from Ps.2,026.1 million at December 31, 2002 to Ps.1,750.4 million at December 31, 2003. The 13.61% decrease reflected the net loss generated during the fiscal year (Ps.275.7 million).

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. We have an Asset and Liability Committee, which meets weekly, and is composed of the Chief Executive Officer, the Assistant Executive Director, Accounting and Risk Management, the Global Wholesale Banking Director, the Local Wholesale Banking Director, the Retail Banking Director, the Chief Financial Officer and Treasury Manager. The Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquid assets to total deposits of 20.29%, 15.18% and 12.54% at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, 2002 and 2001, liquid assets include cash and due from banks.

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in current accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2003 totaled Ps. 8.078.2 million. Approximately 11.39% of our deposits at such date were dollar denominated.

We also have a medium-term note program, authorized up to US$500 million and maturing in December 2005.

Under such program, on March 31, 1998, we issued the first series of subordinated corporate bonds in the amount of US$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March 31, 2005. As of December 31, 2002 we capitalized US$130 million of the above mentioned subordinated debt. As of December 31, 2003 the outstanding capital of this debt amounts to US$20 million. See note 22.1 to the consolidated financial statements.

At April 27, 2000 the general ordinary and extraordinary shareholders meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Program to US$1,000,000,000. The shareholders meeting also approved the creation of a short-term program to be issued in various series and classes for a total outstanding amount of up to US$300 million (or its equivalent in other currency) for 5 years. Under this program we can issue corporate bonds (not convertible into shares) maturing in one year or less with or without third party guarantees according to the dispositions of the board of directors.

On October 31, 2000, we issued corporate bonds in the amount of US$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a semi-annual basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we had agreed upon the refinancing of this corporate Bond through the issue of a new bond. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the remaining in one year. On November 2003 we had agreed upon the refinancing of this Bond through the issue of a new bond. Such refinancing included the interest payment and a 10% payment of the capital as of November 26, 2003 and the remaining in semi annual installments with final maturity in October 31, 2008. As of December 31, 2003 the capital outstanding of this debt amount to US$121.5 million.

The shareholders meeting held on July 15, 2003, approved the creation of a new Program, for five years, for the issuance and re-issuance of Simple Notes (Obligaciones Negociables), non-convertible into shares with common guarantee or such guarantees determine by the board of directors and Subordinated Notes without guarantee, convertible or non-convertible into shares, for a total outstanding amount of up to US$300,000,000 according to the provisions of the Central Bank’s Communications Nos. A 2970 and 3558 as amended under Law No. 23,576 as amended by Law No. 23,962.

As of December 31, 2003 there were also subordinated corporate bonds with an outstanding principal amount of Ps. 8.7 issued by Corpbanca, and acquired by us in that transaction. This debt was originally stated in U.S. dollar for an amount of US$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002. See note 22.2 to the consolidated financial statements.

On December 22, 2003 we paid a Ps.60 million seven-year loan plus CER (originally US$60 million) granted by the Fiduciary Fund for Assistance to Financial and Insurance Institutions to Banco de Crédito Argentino, on December 20, 1996, for the financing of the acquisition of certain assets and liabilities to be excluded from the Banco Caseros S.A. transaction.

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

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We had to face a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of December 31, 2003, we have repaid a total of approximately US$ 584.2 million and Ps.44.5 million in connection with lawsuits brought by depositors.

During fiscal 2002, in order to preserve liquidity, we suspended the disbursement of new loans, enforced the collection of assets and concentrated our efforts on replacing as many foreign currency liabilities as possible with peso-denominated funding. We received financial assistance from the Central Bank (totaling Ps.1,848.3 million as of December 31, 2003) and from our major shareholder, BBVA (totaling US$159.3 million as of April 2002, from which US$79.3 million plus its accrued interest were capitalized on December 31, 2002).

July, 2002, we entered into repurchase agreements with BBVA for an amount of US$102.9 million. As from that month deposits began to flow back into the system – see “Business overview”.

Capital resources

At the regular and special stockholders meeting held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares might be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or with loans granted by BBVA to the Bank, The Bank management, at its meeting of December 5, 2002, decided to:

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

On December 31, 2002, in accordance with the issuance conditions of the new shares, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated. The Bank’s capital stock amounts to Ps.368,128,432 as of December 31, 2002 and 2003.

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank´s capital increase in the amount of up to 385,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

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

It is important to highlight that given the devaluation of the peso and the following convertion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While rescheduled deposits, Ps.1,044 million as of December 31,2003, are subject to CER adjustment plus a 2% annual interest rate, the remaining liabilities accrued fixed rate. On the asset side, the majority of risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate and certain mortgage, personal and pledge loans accrue CVS instead of CER adjustment, plus an annual interest rate. Adjusted assets and liabilities together with fixed rate assets and liabilities are included in the following chart in the 0-3 months interval given that CER and CVS adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER and CVS behavior may differ from that of the interest rate.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2003
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,307,858	—	—	—	—	1,307,858
Government securities	2,732,509	171,849	208,472	6,031	12,078	3,130,939
Corporate bonds	224,009	5,204	20,672	14,668	—	264,553
Loans(1)	8,405,936	268,855	91,998	29,057	79	8,795,925

Total interest-earning assets	12,670,312	445,908	321,142	49,756	12,157	13,499,275

Interest-bearing liabilities:
Deposits	6,589,064	183,506	5,140	—	—	6,777,710
Corporate bonds	68,077	356,371	—	—	—	424,448
Due to other banks	3,626,882	31,781	28,263	—	—	3,686,926

Total interest-bearing liabilities	10,284,023	571,658	33,403	—	—	10,889,084

Asset/liability gap	2,386,289	(125,750)	287,739	49,756	12,157	610,191
Cumulative sensitivity gap	2,386,289	2,260,539	2,548,278	2,598,034	2,610,191
Cumulative sensitivity gap as a percentage of total interest-earning assets	17.68%	16.75%	18.88%	19.25%	19.34%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing interest liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2002
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	988,082	—	—	—	—	988,082
Government securities	1,316,310	157,174	206,236	5,870	—	1,685,590
Corporate bonds	50,049	5,204	90	—	—	55,343
Loans(1)	7,841,261	67,428	50,376	1,394	79	7,960,538

Total interest-earning assets	10,195,702	229,806	256,702	7,264	79	10,689,553

Interest-bearing liabilities:
Deposits	5,939,733	182,014	706	—	—	6,122,453
Corporate bonds	8,745	—	—	—	—	8,745
Due to other banks	2,386,342	—	—	—	—	2,386,342

Total interest-bearing liabilities	8,334,820	182,014	706	—	—	8,517,540

Asset/liability gap	1,860,882	47,792	255,996	7,264	79	2,172,013
Cumulative sensitivity gap	1,860,882	1,908,674	2,164,670	2,171,934	2,172,013
Cumulative sensitivity gap as a percentage of total interest-earning assets	17.41%	17.86%	20.25%	20.32%	20.32%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2003
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest bearing deposits in banks	319,776	—	—	—	—	319,776
Government securities	1,416,199	14,675	2,236	161	12,078	1,445,349
Corporate bonds	173,960	—	20,582	14,668	—	209,210
Loans(1)	564,675	201,427	41,622	27,663	—	835,387

Total interest-earning assets	2,474,610	216,102	64,440	42,492	12,078	2,809,722

Interest-bearing liabilities:
Deposits	650,174	650	4,433	—	—	655,257
Corporate bonds	59,332	356,371	—	—	—	415,703
Due to other banks	1,240,540	31,781	28,263	—	—	1,300,584

Total interest-bearing liabilities	1,950,046	388,802	32,696	—	—	2,371,544

Asset/liability gap	524,564	(172,700)	31,744	42,492	12,078	438,178
Cumulative sensitivity gap	524,564	351,864	383,608	426,100	438,178
Cumulative sensitivity gap as a percentage of total interest-earning assets	18.67%	12.52%	13.65%	15.17%	15.60%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2003, our total foreign exchange-denominated asset position was Ps. 4,037.4 million and our total foreign exchange-denominated liability position was Ps. 3,112.9 million, resulting in a net asset currency position of Ps. 924.5 million, which is 52.81 % of stockholders’ equity.

For a description of the changes in the exchange rates since December 2003, see “Recent Political and Economic Developments in Argentina” and note 37.23 to the consolidated financial statements.

Capital Resources

At December 31, 2003 we had a consolidated excess capital of Ps.1,279.4 million under the Central Bank rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, under the Argentine risk-based capital guidelines (which are based on the Basle Committee), amounted to Ps.1,742 million. At December 31, 2002, our excess capital amounted to Ps.1,151.3 million, with a “Basic Net Worth” and “Complementary Net Worth” of Ps.1,991.6 million.

As of December 31, 2003, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2003 and 2002, our Stockholders’ equity was Ps.1,750.4 million and Ps.2,026.1 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 11.51% and 10.60%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements also on an individual and a consolidated basis.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank rules and certain capital and liquidity ratios.

	At December 31,
	2003	2002	2001
	(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital(1)
Allocated to assets at risk	195,456	435,800	1,330,031
Allocated to Bank premises and equipment, intangible assets and equity investment assets	167,783	121,346	151,720
Market risk	21,994	708	1,906
Interest rate risk	38,973	57,259	59,685
Public sector and securities in investment account	38,377	225,230	234,051

Required minimum capital under Central Bank rules	462,583	840,343	1,777,393

Basic net worth	2,026,123	3,277,390	2,039,215
Complementary net worth	(257,835)	(1,216,913)	298,580
Deductions	(187,401)	(233,843)	(409,222)
Minority interest	161,033	165,012	313,780

Total Capital under Central Bank rules	1,741,920	1,991,646	2,242,353

Excess capital	1,279,337	1,151,303	464,960

Selected Capital and Liquidity Ratios
Average stockholders’ equity as a percentage of average total assets(2)	11.51%	10.60%	8.34%
Total Liabilities as a multiple of total stockholders’ equity	8.45x	7.03x	9.8x
Cash and due from banks as a percentage of total deposits	20.29%	15.18%	12.54%
Liquid assets as a percentage of total deposits(3)	57.95%	47.54%	22.49%
Loans as a percentage of total assets	50.41%	57.07%	72.03%

(1)	See “Argentine Banking System and Regulation—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2003, 2002 and 2001, “Liquid Assets” includes cash and due from banks and government and private securities.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by Period in thousands of Pesos
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	4,352,616	1,641,495	399,031	2,312,090	—
Capital lease obligations	—	—	—	—	—
Operating leases	32,966	9,040	13,496	7,524	2,906
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual cash obligations	4,385,582	1,650,535	412,527	2,319,614	2,906

Commercial Commitments
Lines of credit	170,021	170,021	—	—	—
Standby letters of credit	132,590	132,590	—	—	—
Guarantees	293,891	213,469	51,329	25,885	3,208
Standby repurchase obligations	307,945	307,945	—	—	—

Total commercial commitments	904,447	824,025	51,329	25,885	3,208

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see note 35 to the consolidated financial statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2003 are explained in note 35 to the consolidated financial statements.

Credit Commitments

Commitments to extend credit are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Foreign trade acceptances represent Bank customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange. The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers.

Financial Trusts. We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See note 35 to the consolidated financial statements.

Non Financial Trusts. In addition, we act as trustee in 38 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the trust assets. The trust assets represent about Ps. 2,747 million and consist mainly of cash, real estate and securities. See note 35 to the consolidated financial statements.

U.S. and Argentine GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in note 37 to the consolidated financial statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2003, 2002 and 2001 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in notes 4.4.16 and 1.2.6 to the consolidated financial statements, we applied this method to determine the charge for income tax. The adjustment required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect caused our net income to increase by Ps.1,470.5 million and Ps.392.5 million for the fiscal years ended December 31, 2001 and 2003 respectively, and decreased by Ps.2,004.0 million for the fiscal year ended December 31, 2002. In addition, stockholders’ equity would have decreased by Ps.392.5 million for the fiscal year ended December 31, 2002 and would have increased by Ps.1,611.6 million as of December 31, 2001.

In addition, as of December 31, 2003, the Bank records an asset of 66,634 for the credit for tax on minimum presumed income. In view of the cumulative tax loss for the three preceding years, under US GAAP this amount has been charged to the income for the year ended December 31, 2003. On the other hand, the Bank’s net assets would be decreased by 66,634 as of December 31, 2003.

Under Argentine Banking GAAP, loan origination fees are recognized when collected. Under U.S. SFAS No. 91, loan origination fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to increase our net income by Ps.4.1 million, Ps.2.3 million and Ps.19.3 million in the fiscal years ended December 31, 2001, 2002 and 2003, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.32.6 million, Ps.30.4 million and Ps.11.1 million for the fiscal years ended December 31, 2001, 2002 and 2003, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.49.1 million, Ps.58.9 million and Ps.69.8 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Our net income would have increased by Ps.9.8 million, Ps.10.9 million and Ps.10.3 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No, 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be write down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.806.9 million, Ps.1,310.9 million and Ps.20.7 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Our net income would have increased by Ps.504.1 million for the fiscal year ended December 31, 2003 and decreased by Ps.1,301.3 million and Ps.58.3 million for the fiscal years ended December 31, 2002, 2001, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.386.8 million, Ps.47.0 million and Ps.230.7 million for the fiscal year ended December 31, 2003, 2002 and 2001, respectively. On the other hand, income for the fiscal year ended December 31, 2003 and 2001 would be decreased by Ps.339.8 and 227.2 millions, respectively, and the income for the fiscal year ended December 31, 2002 would be increased by Ps.68.3 million.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the Central Bank. SFAS Nº 114, as amended by SFAS Nº 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 10.8 million at December 31, 2003. On the other hand, the income for the year ended December 31, 2003 would be decreased by 10.8 million.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the abovementioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be decreased assets by Ps.2,005.5 million, 1,716.5 million, and Ps.1,759.1million at December 31, 2003, 2002 and 2001 respectively. On the other hand, income would be decreased by Ps.289.0, Ps. 95.1 and Ps.1,759.1 for the years ended December 31, 2003, 2002 and 2001 respectively.

During the fiscal year ended December 31, 2002, the Bank’s customers opted to swap their rescheduled deposits into bonds. For the mentioned bonds subscription, we swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, originating, in accordance with U.S. GAAP, gains on extinguishment liabilities for the fiscal year ended December 31, 2002 of Ps.137.7 million and Ps.115.3 million, respectively. In addition, on April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2003 of Ps.104,337 thousand, thus generating an increasing of the Bank’s assets by that amount as of December 31, 2003.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would be decreased assets by Ps.328.6 million, 709.7 million and Ps.1,156.4 million at December 31, 2003, 2002 and 2001, respectively. On the other hand, income for the years ended December 31, 2003 and 2002 would be increased by Ps.381.1 million and 446.8 million, respectively, and income for the year ended December 31, would be decreased by 1,156.4 million.

Pursuant to Argentine Banking GAAP, at December 31, 2003 and 2002 the Bank decided to record as assets a) the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations, and b) the difference generated by the application of the CVS coefficient instead of the CER, on the understanding that the Government would compensate the Bank for the loss caused by those situations. The Government has not pronounced on an eventual compensation to the Bank for the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. In respect to the difference generated by the application of the CVS coefficient instead of the CER, the National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree 117/2004 . The Central Bank regulated the compensation through Communication “A” 4114. As of December 31, 2002 the Bank decided to record as an asset the compensation generated by the negative position in foreign currency as of December 31, 2001 of our subsidiary Credilogros calculated certain interpretations that deviated from existing regulations; after several adverse instances, Credilogros decided to abandon the claim, which caused a loss in fiscal year 2003. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps. 952.6 and 498.7 million at December 31, 2003 and 2002 respectively. On the other hand, net income would have decreased by Ps.453.9 and Ps.498.7 million at December 31, 2003, and 2002 respectively.

Under Argentine Banking GAAP the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. The companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, such investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.8.6 million, Ps.5.1 million and Ps.7.4 million at December 31, 2003, 2002 and 2001, respectively. On the other hand, the income for the years ended December 31, 2003 and 2001 would be decreased by Ps.3.5 million and Ps.2.97 million, respectively, and would be increased by Ps.2.3 million for the year ended December 31, 2002 due to the effect of the differences mentioned in the preceding paragraphs.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.33.6 million, by Ps.32.1 million and Ps.77.1 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Net income would have decreased by Ps.1.5 and Ps.11.6 million for the fiscal years ended December 31, 2003 and 2001 respectively, would have increased by Ps.45.1 million for the fiscal year ended December 31, 2002.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.590.6 million and Ps.781.5 million at December 31, 2003 and 2002, respectively.

Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under US. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.224.4 million and Ps.72.8 million at December 31, 2003 and 2002, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.132.6 million and Ps.310.6 million at December 31, 2003 and 2002, respectively.

Consolidar Group has variable-income investments. Under Argentine Banking rules, these investments were valued at their face value plus the respective agreed-upon yield accrued through the fiscal year-end and, where applicable, translated at the exchange rate effective as of that date. Under U.S. GAAP, the fair value for such investments be determined by means of mathematical models such as Black-Scholes. The effect of such adjustment is not material at December 31, 2003 and 2002.

The Superintendencia de Seguros de la Nación (SSN), the agency overseeing Consolidar Compañía de Seguros de Vida S.A., provides the method to record and value the reserves earmarked for covering death and disability risks defined by Section 99 of Law Nº 24,241. Such resolution does not contemplate the calculation of the “Incurred but not reported reserve (IBNR)” by statistic procedure known as “triangle -method” and neither does it contemplate the possible differences that, due to financial market fluctuations, could arise between the income obtained by the company’s investments and the income accrued on the reserves that cover the disability risk under the above mentioned law. This is the accounting method required by statement of Financial Accounting Standard N° 60 “Accounting and Reporting by Insurance Companies”, as amended. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be decreased assets by Ps.1.4 million at December 31, 2001. On the other hand, the income for the year ended December 31,2002 would be increased by Ps.1.4 million. The effect of such adjustment is not material at December 31, 2003 and 2002.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be increased assets by Ps.254.9 million for fiscal years ended December 31, 2003, 2002 and 2001. Additionally net income would have decreased by Ps.46.3 million for the fiscal year ended December 31, 2001.

On May 13, 1999, BBVA (majority owner of BF) acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.16.0 million, Ps.9.3 million and Ps.2.7 million at December 31, 2003, 2002 and 2001, respectively. Additionally, the income for the years ended December 31, 2002 and 2003 would be increased by Ps.6.6 million and for the year ended December 31, 2001 would be decreased by Ps.14.5 million.

SFAS 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million, Ps.312.9 million and Ps. 369.4 million as of December 31, 2003, 2002 and 2001 respectively. On the other hand, the income for the year ended December 31, 2003 and 2002 would be increased by Ps.3.3 million and 56.5 million respectively and the income for the year ended December 31, 2001 would be decreased by Ps.369.4 million.

Under Argentine Banking GAAP, the effects of the devaluation of Argentine Peso should be recognized in the year ended December 31, 2002. Under U.S. GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) should be used for the valuation in pesos of foreign currency assets and liabilities as of December 31, 2001. Had U.S. GAAP been applied, our net assets and income would be decreased by Ps.1,221.4 million as of December 31, 2001. As a consequence, income for the year ended December 31, 2002 would be increased by such amount.

In May 2002 we sold our interest in BBVA Uruguay. In consequence the comprehensive income at December 31, 2001 was charged to income in the fiscal year ended December 31, 2002. Additionally, we translated the financial statements of the subsidiary Banco Francés (Cayman) Ltd., originally issued in U.S. dollars, into pesos at the applicable fiscal year-end exchange rate. Under U.S. GAAP its financial statement should be translated into pesos at the current rate for assets and liabilities and at the average exchange rate for its result of operations. Had U.S. GAAP been applied, our income for the fiscal year ended December 31, 2003 would be increased by Ps.159.7 million and would be decreased by Ps.317.1 million for the fiscal year ended December 31, 2002.

We booked in the Stockholder´s equity the gain resulting from the difference between the stockholder’s equity as of December 31, 2001 and the stockholder´s equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each U.S. dollar. Under U.S. GAAP that amount should be charged to income. Had U.S. GAAP been applied, the income for the year ended December 31, 2002 would be increased by 430.3 million.

Under Argentine Banking GAAP, Consolidar Cía de Seguros de Retiro S.A. included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The mentioned caption includes the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. Under U.S. GAAP, such amount should have been recorded as a loss for the year. Had U.S. GAAP been applied, liabilities would be increased by Ps.41.4 million at December 31, 2003. On the other hand, income for the year ended December 31, 2003, would be decreased by Ps.41.4 million.

Calculated in accordance with U.S. GAAP, our net income (net loss) for the fiscal years ended December 31, 2003, 2002 and 2001 would have been Ps.98.4 million, Ps.(2,922.6) million and Ps.(3,351.6) million, respectively. Under Argentine Banking GAAP, our net income (net loss) was Ps.(275.7) million, Ps.(1,251.3) million and Ps.31.0 million, for the same respective periods.

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

Trend Information

In light of the recovery signals in the Argentine economy and the excess liquidity in the financial system, management believes that our focus for fiscal year 2004 will be to gradually resume our lending activity in the form of credit facilities while reinforcing the transactional business to expand our customer base and increase our fee income. Since July 2002 deposits began to flow back into the system and into the Bank, and since the second part of 2003 banks began to offer new financings, mainly short term loans in the corporate market, and including personal loans and mortgage loans in the consumer segment. However, credit demand is still incipient and no assurance can be given that this trend will continue. For a description of recent changes in our business strategy and a summary of the main adverse consequences of the current economic scenario on our business and future prospects. See “Information on the Company—Effects of the Argentine Crisis on Banco Francés since December 31, 2001”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The Bank is managed by a board of directors consisting of a minimum of three and a maximum of nine directors, all of them elected by the shareholders for a period of three years and re-eligible (the “Board”). The corporate by-laws also contemplate the election of alternate directors. The Board regularly meets at least once per month.

The table below indicates the names of the members of our Board, their present position in the company, their business background and the date of expiration of the period for which they were elected.

The General Regular and Special Shareholders Meeting held on 30 April 2003 elected three regular and two alternate directors for a period of three years. After the relevant distribution of positions, the Board was constituted as follows: Mr. Jorge Carlos Bledel as Chairman, Mr. Juan Ignacio Giménez Echeverría as Vice-Chairman, and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas and Oscar Miguel Castro as Regular Directors. Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were also elected as alternate members of the Board.

Name	Current Term Ends	Position as of December 31, 2003	Date Of Birth	Present principal occupations outside Banco Francés and five-year employment history
Jorge Carlos Bledel (*)	December 2005	Chairman	04/19/1954

Chairman, Banco Francés Cayman Ltd. (“Francés Cayman”); Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Vice Chairman, Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Chairman, Otar S.A.; Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman, Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”); Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Seguros de Retiro”) and Chairman, Consolidar Seguros S.A. (“Consolidar Seguros”).

Mr. Bledel joined the staff of Banco Francés in 1986and was first elected to the Board in March 2003.

Juan Ignacio Giménez Echeverría (**)	December 2005	Vice-chairman	04/01/1944	Vice Chairman, Inversora Otar S.A. (“Inversora Otar”). Mr. Jiménez Echeverría was first elected to the Board in December 1996.

Marcelo Gustavo Canestri (*)	December 2006	Director	04/23/1953	Director, Francés Valores; Vice-Chairman, Francés Cayman; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Alternate Director, Compañía de Cobranza y Servicios S.A.; Regular Director, Inversora Otar; Vice Chairman, Promoción y Servicios Financieros S.A. and Director, BBVA Seguros S.A. (“BBVA Seguros”). Mr. Canestri joined the Bank in 1973 was first elected to the Board in September 2001.

Javier José D’Ornellas (***)	December 2006	Director	06/07/1940	Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Director, HSBC S.A. de Inversiones; Chairman, MASISA Argentina S.A.; Chairman, Vidriería Argentina S.A., Chairman, Vidrios Lirquén S.A., Vice-Chairman, Santa Lucía Cristal SACIF. Mr. D’Ornellas was elected as Director in 1998.

Oscar Miguel Castro (***)	December 2005	Director	12/04/1945	Syndic, Axa Inversora S.A., Banco Comafi S.A., Banco Río de la Plata S.A., Banco Societé Générale Paris S.A., Banco Supervielle S.A., BNP Asset Management S.A., Santander Sociedad de Bolsa S.A., Banco Francés; Socio, Mercados Financieros Pistrelli, Diaz y Asociados S.A. Mr. Castro was elected as director in 2003.

(*)	According to the provisions of General Resolution N° 368 (New Text 2001), as amended by General Resolution N° 400 of the National Securities Commission (CNV), Messrs. Jorge Carlos Bledel and Marcelo Gustavo Canestri do not qualify as independent directors, as they are employees of the Bank.
(**)	According to the provisions of General Resolution N° 368 (New Text 2001), as amended by General Resolution N° 400 of the CNV, Mr. Juan Ignacio Giménez Echeverría does not qualify as independent director, as he is a former employee of BBVA.
(***)	Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution N° 368 (New Text 2001), as amended by General Resolution N° 400 of the CNV.

The alternate directors elected to hold office until December 31, 2003 were: (i) Mr. Martín Ezequiel Zarich: Background: Director of Banking Development in America for Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”); Retail Banking Director; Financial Director; Banco Francés Merger Director; Planning Director for Banco de Crédito Argentino S.A. (“Banco de Crédito”); Manager, Management Control, for Banco de Crédito; Economist for Banco de Crédito. He joined Banco Crédito in 1987; and (ii) Mr. José María Ayala Vargas: Background: Director General, Corporate Banking, BBVA; Area Director General – BBVA Pensiones; Executive Chairman, Banco Ganadero Colombia. He joined Banco Francés on 1 July 1978. The Board approved the resignations of the alternate directors on March 14, 2003.

Irrespective of the above, the Regular and Special Shareholders Meeting held on 30 April 2003 appointed the following persons as alternate directors for a period of three years: Messrs. Martín Ezequiel Zarich (Background: Director of Banking Development in America for BBVA; Retail Banking Director; Financial Director; Banco Francés Merger Director; Planning Director for Banco de Crédito; Manager, Management Control, for Banco de Crédito; Economist for Banco de Crédito; he joined Banco Crédito in 1987); and Carlos Horacio Peguet (Background: Vice Chairman and General Manager, Consolidar AFJP; Vice Chairman, Consolidar ART; Vice Chairman, Consolidar Seguros de Retiro; Vice Chairman, Consolidar Seguros de Vida; Vice Chairman, Consolidar Salud S.A.; he joined the Consolidar Group in 1994); neither of them qualify as independent directors under the independence criteria established by General Resolution N° 400 of the CNV.

The Regular and Special Shareholder Meeting held on 22 April 2004 reelected Messrs. Javier D’Ornellas and Marcelo Gustavo Canestri as directors for a period of three years.

Until the date of this annual report, the Central Bank has not issued the corresponding authorization to the appointment of the above-mentioned directors.

Executive Officers

The table below indicates the names of the members of the management committee who are our main executives, their present positions and the year of their appointment for the position, as well as their business background. All main executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date Of Birth	Background and Labor Experience
Jorge Carlos Bledel	2001	Executive Chairman (*)	04/19/1954

Chairman, Francés Cayman; Director, Rombo Compañía Financiera ; Director, Credilogros; Vice Chairman, Francés Valores; Chairman, Otar S.A.; Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro, and Chairman, Consolidar Seguros.

Mr. Bledel joined Banco Francés in 1986.

José Carlos López Álvarez	2003	Assistant Executive Director, Accounting and Risk Management Director	03/15/1959	General Sub Director and Financial Director of Banco del Comercio (Spain) Vice-president, Risk Management Director and Financial Director of BBVA. Mr. López Alvarez joined the Bank in 2003.

Tomás Deane	2003	Director, Local Wholesale Banking (**)	03/29/1967	Chairman, Instacob S.A. Argentina (“Instacob”). Mr. Deane joined the Bank in 1990, in the area of Financial Funds Management.

Oscar Hugo Fantacone	2002	Director, Retail Banking	03/27/1951	Director, Credilogros; Vice Chairman, PSA Finance Argentina Cía. Financiera (“PSA Finance”); Director, Rombo Compañía Financiera. Mr. Fantacone joined Banco Francés in 1982, as Special Credits Manager. He also was Client Services Manager and was promoted to Regional Director in 1997.

Name	First Appointed	Current Position	Date Of Birth	Background and Labor Experience
Marcelo Gustavo Canestri	2001	Financial Director	04/23/1953	Director, Francés Valores; Vice Chairman, Francés Cayman; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Alternate Director, Compañía de Cobranza y Servicios S.A.; Regular Director, Inversora Otar; Vice Chairman, Promoción y Servicios Financieros S.A., and Director, BBVA Seguros. Mr. Canestri joined the Bank in 1973.
Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, Banco Francés. Mr. Milstein joined the Bank in 1995.
Carlos E. Montoto	1998	Director, Human Resources and Quality	08/10/1957	Director, Atuel Fideicomisos S.A.; Chairman, Promoción y Servicios Financieros S.A., and Director, Instacob S.A. Argentina. Mr. Montoto joined Banco Francés in 1975.
Daniel M. González	2001	Director, Global Wholesale Banking	05/17/1962	Director, Francés Valores; Manager, Recovery of Corporate Credits, Banco de Crédito; Manager, Credit Recovery, Banco de Crédito; Manager, Wholesale Banking, Banco de Crédito; Individual Risks Manager, Banco Francés; Director, Corporate Banking, Banco Francés. Mr. González joined the ex Banco de Crédito in 1988.
Jaime Azcoiti Leyva	2002	Director, Risk Management	04/28/1964	Director of the Credit Department in Madrid; Chief, International Credit Department, Madrid; Chief, Credit Department, Madrid; Chief, Credit Department, New York. Mr. Leyva joined the Bank in 2002.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment.

(*)	Mr. Jorge Carlos Bledel became Executive Chairman on March 24, 2003.
(**)	Mr. Tomás Deane became Local Wholesale Banking Director in replacement of Mr. Jorge Carlos Bledel on March 24, 2003.

Supervisory Committee

The following table indicates the composition of the Supervisory Committee of Banco Francés as of this date.

Expiration of term
Regular	Pablo Tonina	December 31, 2004
	Carlos Bernardo Srulevich	December 31, 2004
	Daniel Caracciolo	December 31, 2004

Alternate	Oscar Ventrice	December 31, 2004
	Juan Carlos Yemma	December 31, 2004
	Lidia Beatriz Prychodzko	December 31, 2004

Background information

Pablo Tonina: Public Accountant, a partner of the firm Deloitte & Co. S.R.L.

Carlos Bernardo Srulevich: Public Accountant, a partner of the firm Deloitte & Co. S.R.L., he is a member of the Supervisory Committee of, inter alia, Consolidar AFJP S.A., Consolidar Seguros de Vida, Consolidar Seguros de Retiro, Consolidar ART,

Consolidar Comercializadora S.A., BBVA Seguros, Mandataria General Re S.A., RGA Argentina S.A., Banco de Servicios Financieros S.A., GMAC Cía. Financiera S.A., General Re Cía. de Reaseguros S.A., and Inta – Industria Textil Argentina S.A.

Daniel Caracciolo: Public Accountant, a partner of the firm Deloitte, Haskins & Sells, he is a member of the Supervisory Committee of Consolidar AFJP S.A. and PSA Finance Argentina Compañía Financiera S.A.

Lidia Beatriz Prychodzko: Public Accountant, a partner of the firm Deloitte, Haskins & Sells he is a member of the Supervisory Committees of, inter alia, Rombo Compañía Financiera, Banco de Servicios Financieros S.A., Río Trust S.A., Perevent S.A., Préstamos de Consumo S.A., Consolidar AFJP S.A., Consolidar Seguros de Vida, Consolidar Seguros de Retiro, and Consolidar ART.

Oscar Ventrice: Public Accountant, a partner of the firm Deloitte, Haskins & Sells he is a member of the Supervisory Committees of, inter alia, PSA Finance, Consolidar AFJP S.A., Consolidar Seguros de Vida, Consolidar Seguros de Retiro, Consolidar ART, BBVA Seguros, Río Trust S.A. and Perevent S.A.

Juan Carlos Yemma: Public Accountant, a partner of the firm Deloitte & Co. S.R.L., he is a member of the Supervisory Committees of, inter alia, Procter & Gamble, Camuzzi Gas del Sur, Camuzzi Pampeana, Sodigas Sur S.A., Sodigas Pampeana S.A., Invergas S.A., Distribuidora Gesell Gas S.A., Con-Ser S.A., Afianzar S.G.R., Cormasa S.A., Carnes Puntanas S.A., Frigorífico Rydhans S.A., Renault Argentina S.A. and Mastellone Hnos. S.A.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of Law N° 19.550 (Business Companies Law, hereinafter the “LC”).

Both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as public accountants, have represented to the Bank that: (a) they perform or are prepared to perform the function of statutory auditors with the professional independence required by Technical Resolution N° 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Deloitte & Co. S.R.L, which provides external auditing services for the Bank and related corporations in terms of Article 33 of the LC.

Advisors

All legal advice is provided to the Bank by its own Legal Affairs Department.

The Bank has no financial advisors.

External Auditors

As from 1 October 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meeting held on 7 August 2002 approved such appointment.

According to the provisions of General Resolution N° 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended 31 December 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, page 238, (ii) the fiscal year ended 31 December 2002 was Mr. Haehnel Carlos Alberto, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, page 89; and (iii) the auditor of the financial statements for the fiscal year ended 31 December 2003 was Mr. Carlos Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, page 192.

The firm Deloitte & Co. S.R.L. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

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

Compensation of Directors and Officers

The aggregate amount of compensation paid by Banco Francés and its subsidiaries during the fiscal year ended December 31, 2003 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps. 15.6 million. This amount includes also compensation accrued during 2002 and paid in 2003. Compensation in the amount of Ps. 5.1 million accrued during 2003 and was fully paid in 2004 before the date of this annual report.

Special Committees

The Bank has the following special committees (i) Management, (ii) Executive, (iii) Media and (iv) Risks, (v) disclosure, among others.

a. Management Committee

The Management Committee is comprised of: (i) Jorge Carlos Bledel, (ii) Marcelo Gustavo Canestri, (iii) Daniel Marcelo Gonzalez, (iv) Carlos Eduardo Montoto, (v) Oscar Hugo Fantacone, (vi) Jaime Azcoiti Leyva, (vii) Gabriel Milstein (viii) Tomás Deane and (ix) José Carlos López Álvarez.

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

b. Executive Committee

The Executive Committee is comprised of: Jorge Carlos Bledel, (ii) Daniel Marcelo Canestri, (iii) Daniel Marcelo Gonzalez, (iv) Carlos Eduardo Montoto, (v) Oscar Hugo Fantacone, (vi) Jaime Azcoiti Leyva, (vii) Gabriel Milstein, (viii) Tomás Deane, (ix) José Carlos López Álvarez, (x) Jorge Gustavo Allen, ( xi) Juan Roberto Schianmarella, (xii) Miguel Gonzalo Verdomar Weiss, (xiii) Néstor Esteban Gessaga, (xiv) Eduardo Zerega, ( xv) Jorge Luna, (xvi) Carlos Daniel Mari, (xvii) Miguel Angel Russo, (xviii) Evelina Leoní Sarrailh, (xix) Carlos Alberto Villahoz, and (xx) Gustavo Canil.

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

The duties of the Risk Committee are:

•	Approve ratings for amounts (regularly adjusted) and those which were delegated as being Special Risks (Multiple Risk Ratings or Risks related to the Media, Political Parties, trade unions or related to Banco Francés or its officers);

•	If it is a rating proposal for an amount exceeding the limit mentioned, it shall first be approved by the Operations Technical Committee (“OTC”).

•	If the Bank’s decision coincides with the decision taken by the OTC, the committee shall register such resolution in the applicable record of the OTC, shall further inform the applicable area for the rating to be included and shall send a copy to the applicable business area;

•	If the Bank’s decision differs from the decision made by the OTC, a new rating shall have to be effected and informed to a new OTC; and

•	Decide upon proposed refinancing for amounts exceeding Ps.2,500,000 and as to any relief or fine pursuant to the rules in force. The OTC’s decisions shall be adopted upon the consent of the committee; in the event the decision were not unanimous, such decision shall fall within the discretion of the Committee’s Chairman.

e. Disclosure Committee

Participants

Assistant Director to the Executive Director

Director, Finance Area (Chairman)

Director, Legal Advisory

Auditing Director

II Accounting

II Investor Relations (Secretary)

General Functions

To make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents its financial situation and the results of its operations, and is communicated in compliance with the terms and other requirements of the applicable regulations and with general market operation and good corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the Financial Statements as well as of any accounting or financial information which must be registered with the National Securities Commission (CNV) and other regulatory bodies and agents of the stock exchanges where the shares of Banco Francés. are listed.

Significant Differences between Banco Francés’s Corporate Governance Practices and U.S. Companies’ Practices under NYSE Listing Standards

Banco Francés’s corporate governance practices are governed by the applicable Argentine law (particularly, the Business Companies Law, Decree N° 677/01 and the Standards of the CNV), as well as by its bylaws. Banco Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b). While NYSE Sections 303A.11 and 303A.12(b) are currently applicable, NYSE-listed non-U.S. companies will be required to comply with NYSE Section 303A.06 by July 31, 2005.

NYSE Section 303A.11 requires that non-U.S. Companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In accordance with NYSE Section 303A.11, we describe below the relevant differences between Banco Francés’s corporate governance practices and NYSE standards for listed companies.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. Since October 29th, 1998, Banco Francés has 2 independent directors out of its 5 members of the Board of Directors.

Standards for Evaluating Director Independence

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

To qualify as an “independent” or “non-independent” director, CNV standards (General Resolution Nº 400) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to the Bank, and to its controlling shareholders or to shareholders with material holdings (35% or more), and that, for any person to be appointed as an independent director, such person must not perform executive functions within the Bank. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent”.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor Banco Francés’s bylaws require that any such meetings be held.

Nominating/ Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor Banco Francés’s bylaws require the formation of a “nominating/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensation Committee

Under NYSE Section 303A.05(a), listed companies shall have a “Compensation Committee” comprised entirely of independent directors. [Neither Argentine law nor Banco Francés’s bylaws require the formation of a “compensation committee”. Under NYSE Section 303A.05(b), the “Compensation Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Neither Argentine law nor Banco Francés’s bylaws require the formation of a “compensation committee”.

Audit Committee

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers (non-U.S. Companies) shall have this audit committee in place prior to July 31, 2005. Pursuant to Decree Nº 677/01 and CNV Standards, Banco Francés shall have its “Audit Committee” in place on or prior to May 28, 2004. Banco Francés shall comply, within the legally established term, with the requirements on the Audit Committee applying to it under U.S. laws, as a foreign issuer.

Under NYSE Section 303A.07(a), the Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV standards, Audit Committee members are required to be conversant in business, financial, or accounting issues. CNV Rules provide for the training of its members to carry out their duties and Banco Francés contemplates this training.

Under NYSE Section 303A.07(a), if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s Audit Committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an Audit Committee member’s simultaneous membership on public companies exists under Argentine law or Banco Francés’s bylaws.

Under NYSE Section 303A.07(b), all members of the Audit Committee are required to be “independent”. Pursuant to Decree N° 677/01, a majority of Audit Committee members shall be “independent”.

Under NYSE Section 303A.07(c), the Audit Committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. CNV Standards provide that prior to May 28, 2003, Companies are required to determine the essential issues relating to the Audit Committee. Accordingly, the Board of Banco Francés approved a “Section for the Implementation of the Audit Committee”. The functions and responsibilities of the Audit

Committee in Argentina, established by Decree N° 677/01 and CNV Standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

NYSE Section 303A.07(c)(iii)(B) and (C) establishes Audit Committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or Banco Francés’s bylaws. However, CNV standards establish similar functions for the Audit Committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(c)(iii)(B) provides that the Audit Committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or Banco Francés’s bylaws.

NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the Audit Committee permanent assessments on the company’s risk management processes and internal control system. No such provision regarding an internal audit function is required by Argentine law or Banco Francés’s bylaws. However, Banco Francés has an Audit Committee according to Central Bank´s rules, which provides to the management permanent assessments about management and operating processes, and risks of the company.

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee.

Decree N° 677/01 required additional information that Companies must include in their Annual Reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Decree N° 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the website of CNV.

Evaluation of Board Performance

Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its Committees function effectively and report thereon. Under Argentine law, the board’s performance is evaluated at the annual shareholders’ meeting.

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Banco Francés’s Board approved in December 18, 2003 a “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, which applies to all management, and employees, with no exceptions, the English translation of which is available to the public on Banco Francés’s website. See “Code of Ethics”. Banco Francés believes that its Code of Conduct complies with the NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12 (a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by Banco Francés’s bylaws.

Notification of Non-fulfillment

Under NYSE Section 303A.12 (b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

No such provision regarding non-fulfillment of NYSE Section 303A is contained in Argentine law or Banco Francés’s bylaws, but Banco Francés’s CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2003, 2002 and 2001:

	As of December 31,
	2003(1)	2002(1)	2001(1)
Main office	1,368	1,566	1,909
Branches	2,385	2,581	3,206
Foreign Subsidiaries	—	8	270

Total Employees	3,753	4,155	5,385

(1)	Excludes 1,908, 1,964 and 2,082 employees from non-banking subsidiaries as of December 31, 2003, 2002 and 2001, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2003, 354 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of June 28, 2004 Gabriel Milstein, Media Director of the Bank, owned shares in BBVA Banco Frances S.A., which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of BBVA Banco Francés S.A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2003, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2003
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria(1)	149,869,054	40.72%
Bilbao Vizcaya America BV(2)	98,596,099	26.78%
Inversora Otar S.A.(3)	44,301,125	12.03%

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV .
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.

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

Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Except as described above, we are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of Banco Francés.

As of December 31, 2003, according to our records and the records of the Depositary, 33 holders of ordinary shares and 42 registered holders of ADSs had an address in the United States, representing, in the aggregate, 9.0% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2003 and 2002. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2003					Fiscal Year ended December 31, 2002
Related Party	Largest Outstanding Amount(1)(2)	Interest Rate	Last Outstanding Amount(2)	Interest Rate	Nature	Largest Outstanding Amount(1)(2)	Interest Rate	Last Outstanding Amount(2)	Interest Rate	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	96,275	1.37%	6,370	—	Guarantees given, other loans and financial loans.	31,400	—	21,710	—	Guarantees given and other loans.

BBVA Uruguay and subsidiary	69	—	27	—	Guarantees given.	166,006	—	5	—	Equity investment, guarantees given and other loans.

Banco Francés Cayman LTD. and Subsidiary	1,437,484	—	1,437,484	—	Equity investment	1,423,153	—	1,248,336	—	Equity investment

Credilogros Cía. Financiera S.A.	53,875	8.00%	23,179	2.00%	Equity investment, call money, advances and credit card loans.	119,412	24.00%	57,985	9.00%	Equity investment, call money, advances and other loans.

Francés Valores Sociedad de Bolsa S.A.	10,891	—	7,413	—	Equity investment.	5,851	—	5,851	—	Equity investment

Consolidar AFJP S.A.	33,714	45.00%	33,679	—	Equity investment, advances and guarantees given.	36,969	—	34,024	—	Equity investment and guarantees given.

Consolidar Seguros de Vida S.A.	17,290	—	9,349	0.12%	Equity investment, advances and other loans.	9,416	45.00%	9,413	45.00%	Equity investment and advances.

Consolidar Seguros de Retiro S.A.	14,075	45.00%	12,918	31.63%	Equity investment, advances and credit card loans.	13,476	45.00%	13,009	45.00%	Equity investment, advances and credit card loans.

Consolidar ART S.A.	9,697	—	4,642	32.73%	Equity investment, credit card loans and other loans.	6,570	45.00%	4,660	0.01%	Equity investment and advances.

PSA Finance	12,594	24,99%	12,394	24.99%	Equity investment, call money and other loans.	753	—	171	—	Equity investment and other loans.

Consolidar Seguros S.A.	11,119	—	4,361	—	Equity investment and other loans.	22,630	—	4,304	—	Equity investment and other loans.

Inversora Otar	2,274	—	2,274	—	Other loans.	—	—	—	—	—

Atuel Fideicomisos S.A.	508	—	230	—	Equity investment.	2,098	—	392	—	Equity investment and other loans.

Associated Entities
Grupo Hospitalario S.A.	5,827	—	5,827	—	Guarantees given.	15,318	—	5,663	—	Guarantees given, loans and advances.

Renault Credit Int. Suc. Argentina	1,000	3.75%	1,000	3.75%	Call money.	—	—	—	—	—

Rombo Cia Financiera S.A.	12,419	—	11,118	—	Equity investment and other loans.	22,375	13.75%	12,704		Equity investment, call money and other loans.

Key Management Personnel(3)	347	28.50%	347	28.50%	Advances, credit card loans and guarantees given.	648	50.00%	327	35.00%	Advances, credit card loans and guarantees given.

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

Assistance received from BBVA:

To Banco Francés

Date:	Description	Original amount (1)	Outstanding Amount at December 31, 2003(1)
March, 1998	Corporate Bonds	130,000	—	Capitalized on December, 2002.
April, 2002	Loan	79,316	—	Capitalized on December, 2002.
April, 2002	Loan	80,000	80,046
July, 2002	REPO	102,100	104,965	Three months renewable
October, 2000	FRN	20,000	20,229	Refinanced on October, 2002
October, 2002	Loan	1,000	1,000
April , 2003	Loan	1,000	1,000
November 2003	Loan	1,800	1,800

To Banco Francés Cayman Ltd.

Date:	Description	Original amount(1)	Outstanding Amount at December 31, 2003(1)
July, 2002	Loan	20,000	—	Canceled on July, 2003
December, 2003 (2)	Time deposits (3)	260,919	260,919
December, 2003	Over night	40,468	40,468

(1)	In thousands of US$.
(2)	Last renovation date.
(3)	Monthly renewable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are involved in collection proceedings initiated in the normal course of business and in the proceedings mentioned in notes 25 and 36 to the consolidated financial statements, none of which, if determined adversely to us, would have a material adverse effect on us or our operations.

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of May 14 , 2004, we had repaid a total of approximately US$1,932 million and Ps.16.2 million in deposits in connection with lawsuits brought by depositors. The Supreme Court has held certain of the measures adopted by the Government to prevent withdrawals of deposits unconstitutional.

Dividends

We do not have a defined policy of dividend distributions. In addition, we are prevented from distributing dividends by virtue of Communication “A” 3574 of the Central Bank, which suspended the payment of dividends by financial institutions since 22 April 2002. As from 2 June 2004, by Communication “A” 4152, the Central Bank cancelled the suspension affecting the distribution of dividends as mentioned above. Such distribution must have the prior authorization of the Central Bank and is subject to the following conditions:

1- The entity must not be under any regularization or restructuring plans for the protection of credit and bank deposits (articles 34 and 34 bis of the financial entities law).

2- It shall have not received financial assistance from the Central Bank.

3- The entity must not be affected in its liquidity and solvency as a result of the distribution of profits.

For a description of the cash dividends that we have paid on our ordinary shares and ADSs for the years 2001 to 2003. See “Key Information-Cash Dividends”.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA. Since 1993 our shares we have also been listed on the New York Stock Exchange and, since December, 1999 on the Madrid Stock Exchange. Before November 1993, there was no public market for our ordinary shares or ADSs outside of Argentina. The ordinary shares are currently traded on the Buenos Aires Stock Exchange under the symbol “FRAN” and the ADSs are currently traded on the New York Stock Exchange under the symbol “BFR”. We cannot assure you that a public market in the United States for the ADSs will continue.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share(1)
	High	Low
2004
Month ended May 31, 2004	6.60	4.95
Month ended April 30, 2004	9.20	6.67
First quarter	10.15	6.67
Month ended March 31, 2004	9.19	8.30
Month ended February 29, 2004	8.80	7.60
Month ended January 31, 2004	10.15	8.76
Fiscal year ended December 31, 2003	9.40	3.45
Month ended December 31, 2003	9.40	6.43
Fourth quarter	9.40	6.00
Third quarter	6.55	4.99
Second quarter	7.06	4.65
First quarter	5.00	3.45
Fiscal year ended December 31, 2002	4.49	1.60
Fourth quarter	4.49	2.35
Third quarter	2.37	1.80
Second quarter	2.85	1.60
First quarter	4.40	1.80
Fiscal year ended December 31, 2001	10.45	2.34
Fiscal year ended December 31, 2000	8.87	5.85
Fiscal year ended December 31, 1999	8.75	4.82

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source:	Buenos Aires Stock Exchange—Official Quotations Bulletin.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

US$ Per ADS
	High	Low
2004
Month ended May 31, 2004	7	4 32/33
Month ended April 30, 2004	9 1/4	6 81/89
First quarter	10 3/20	6 81/89
Month ended March 31, 2004	9 7/10	8 11/50
Month ended February 29, 2004	8 4/5	7 3/5
Month ended January 31, 2004	10 3/20	8 19/25
Fiscal year ended December 31, 2003	9 2/5	3 9/20
Month ended December 31, 2003	9 2/5	6 3/7
Fourth quarter	9 2/5	6 10/77
Third quarter	6 11/20	5
Second quarter	7 3/50	4 13/20
First quarter	5	3 9/20
Fiscal year ended December 31, 2002	7 21/64	1 9/31
Fourth quarter	3 11/25	1 3/4
Third quarter	2	1 7/20
Second quarter	2 4/5	1 9/31
First quarter	7 21/64	2 5/32
Fiscal year ended December 31, 2001	31 31/64	6 5/32
Fiscal year ended December 31, 2000	26 7/8	17 1/4
Irregular six-month fiscal year ended December 31, 1999	24 5/8	15 5/8

Trading on the BCBA

There are 12 exchanges in Argentina, of which seven have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, La Plata and La Rioja. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2003, the shares of 111 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2003, the 10 most actively traded stocks represented 77.39% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2003, the market capitalization of the 111 companies listed on the BCBA was approximately US$185.425 million.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2003	2002	2001
Market capitalization (US$ billion)	185.4	103.3	192.5
Number of companies listed	111	114	119
Rate of return in dollars(1)	134.00%	(51.80)%	(0.29)%
Market/book ratio(2)	1,96	1,33	1.29

(1)	For the year ended December 31 for each of the years shown. Based on the Merval index.
(2)	Estimated.

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our bylaws and Argentine law, the main bodies of regulation governing Banco Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our bylaws. Copies of our bylaws have been filed as exhibits to this annual report on Form 20-F.

Registry and Company’s Objects

Banco Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, page 359 Book 5, Volume “A” of Local Corporate Bylaws. Section 3 of our bylaws provides that the object of Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. To this end, Banco Francés is authorized to perform the following activities:

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

Directors

Under Section 18 of our bylaws, the board of directors receives an annual commission established by the shareholders. This fee is subject to the restrictions of Section 261 of the Business Companies Law, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the company, or 5% of the income if no dividends were distributed to the shareholders.

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of Banco Francés.

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

Our bylaws do not contain any provisions related to sinking funds or potential liability of shareholders of Banco Francés to make additional contributions.

According to Communication “A” 3574 of the Central Bank, all distribution of profits will remain suspended until the Central Bank determines otherwise.

Shareholders Meetings

All general meetings other than annual general meetings are called regular or special meetings. Regular and special shareholders’ meetings are to be convened by the board of directors of the Bank or by the Supervisory Committee in such instances as set forth by law, or whenever they may deem it necessary, or upon requisition of shareholders representing at least 5% of our stock capital, as provided by Section 236 of the Business Companies Law.

Shareholders’ meetings are called by publication for five days, at least 20 and not more than 45 days before the date of the meeting, in the Official Gazette and in one of the most widely circulated newspapers in Argentina. The notice must include the nature, the date, time and place of the meeting, the agenda, and any special requirements in our bylaws for the shareholders to attend.

In case of adjournment of a regular shareholders meeting, the meeting on second call may be held on the same date, at least one hour after the time set for the meeting on first call, in compliance with Section 237 of the Business Companies Law. In case of adjournment of a special shareholders’ meeting, the meeting on second call must be held within the following thirty days, and the publication must appear for three days at least eight days before the date set for that meeting.

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

Change in the Capital

Our bylaws do not establish conditions for the changes in the capital of Banco Francés more stringent than those conditions imposed by the Business Companies Law.

Material Agreements

No material agreements outside the ordinary course of business have been entered into during the last two years.

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

The control over the exchange market and over the transfer of funds abroad implemented in December 2001 has remained in force until present, although certain variations have been incorporated. Particularly, the financial transfer of funds abroad require the prior approval by the Central Bank, unless such transfer relates to refinanced obligations pursuant to minimum standards set forth by the Central Bank (Communication “A” 3709, dated September 3, 2002).

Since January 2, 2003, there has been a reduction in the restrictions imposed by the Central Bank. Among the new exchange conditions set forth by the Central Bank, it is worth mentioning: (i) the non-financial private sector and companies are not required to obtain the prior approval of the Central Bank to transfer funds abroad for the purposes of paying financial debt principal and/or interest provided certain conditions are complied with, (ii) the prior authorization for the transfer of funds abroad in order to effect payment of interest on financial debt pending payment shall not be required provided such transfer is made up to 15 days prior to the expiration date and (iii) Argentine companies (except banks see “Financial Information – Dividends”) may freely transfer corporate income and dividends reported in audited financial statements of local companies with no need for the approval by the Central Bank.

On May 6, 2003, the Central Bank implemented new flexibility measures applicable to the exchange rules. The main changes consist of: (i) the extension from 30 to 90 business days of the term allowed for the liquidation of collection of exports of goods and services; (ii) the elimination of the duty to assign to the Central Bank a portion of the liquidation of funds from exports collection in shipments exceeding US$1,000,000; (iii) advanced payment of foreign debts as imports of goods regardless of the maturity agreed; (iv) derogation of the requirement for prior conformity for the cancellation of any financial debt principal service, except for the debt of financial institutions subject to such requirement when the institutions opted for the refinancing of their debts with the Central Bank pursuant to the rules provided by Decree No. 739/03; and (v) increase of the limit to access the exchange market for the creation of foreign assets by residents of Argentina, increasing the monthly limit per individual or legal entity from US$300,000 to US$500,000. This monthly limit was then increased to US$ 1,000,000 by Communication “A” 4079 dated January 20, 2004.

Communication “A” 3969 dated June 26, 2003, which superseded Communication “A” 3880, provided that the maximum limit of the Foreign Currency Position of financial institutions should be equal to 10% of the CNW as of November 2001, at the rates of exchange applicable as of such date, with a minimum equal to US$1,500,000.

The Central Bank announced new measures through Communications “A” 3998 and 3999, dated August 15, 2003. Communication “A” 3998 further relaxed restrictions on the access of Argentine residents to the foreign exchange market, by allowing non-financial private sector companies to make portfolio investments outside Argentina in amounts exceeding the maximum amounts permitted under general regulations. Proceeds must be used to repurchase or service debts under restructuring processes with foreign entities, as of March 31, 2003.

According to these new regulations, the monthly limit for foreign currency purchases was established at US$40 million in each calendar month, provided such foreign currency is used to repurchase and/or repay financial debts. In addition to such monthly limit, Communication “A” 3998 establishes other limits based on the debts that are subject to refinancing, the services of such debts and foreign assets accrued for the same specific purposes. This increased flexibilization will be effective until March 31, 2004. Communication “A” 4066 dated January 6, 2004 extended from March 31, 2004 to June 30, 2004 the enforcement of the procedure stated by Communication “A” 3998. Moreover, it also extended the period during which proceeds must be used to service debts at restructuring prices with financial institutions from 180 days to December 31, 2004.

In addition, Communication “A” 3999 allowed non-Argentine residents to access the foreign exchange market in order to purchase foreign currency for subsequent transfer thereof to foreign bank accounts, as repatriation of portfolio investments in Argentina, in connection with payments of principal, received in Argentina, of foreign-currency denominated Government bonds.

As regards the treatment of the financial debt of financial institutions which opted for the mechanisms to refinance liabilities with the Central Bank (Chapter II of Decree No. 739/03), on April 30, 2003, it was established (Communication “A” 3940) that such entities would have to normalize the situation of their external liabilities before December 5, 2003 and undertake to start negotiations and make the relevant filings with the Central Bank before July 31, 2003. In addition, such entities were required to report to the Central Bank the progress made in the their negotiations with foreign creditors, within three business days after the close of September and October 2003.

Communication “A” 4049, dated November 11, 2003 relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include agreements for the coverage of foreign currencies and interest rates, commodity prices, and the execution of external transactions in the form of Repos.

Communication “A” 4086, dated February 3, 2004 also relaxed restrictions on the access to the foreign exchange market, by allowing investment funds to carry out their operations under general regulations.

While the foreign exchange system has become more flexible under current regulations, no assurance can be given that in the event of a failure in the restructuring of the sovereign debt or a failure to comply with the IMF agreement, future restrictions will not tighten or otherwise change the current foreign exchange system or that one or more of the transactions described in this annual report will not be severely affected.

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

Tax Reforms

During 1998 and 1999, the Congress approved, under instructions of the Executive Branch, important tax reforms (Law No. 25,063 dated December 7, 1998 and Law No. 25,239 dated December 31, 1999). The tax legislation in force resulting from both reforms has an impact on debt securities issued by foreign issuers but it does not change the tax treatment of debt securities in the form of corporate bonds issued by financial institutions such as Banco Francés. In general, the tax reforms impose: (i) a new tax on interest (or accumulated original issuance discounts) that was derogated in July 2002; (ii) restrictions on the availability of tax deductions for interest payments, although Law 25,784, promulgated on October 21, 2003, has recently loosened such restrictions; and (iii) a tax withholding of 35% over all interest payments on corporate bonds owned by Argentine legal persons, except those made to authorized banks in Argentina. As of yet the provisions of the tax reforms have not been totally regulated by the Executive Branch nor have they been interpreted by any court. Consequently, it is not possible to assure (i) to what extent such provisions may be regulated or interpreted in the future by the Executive Branch or by any court, and (ii) that such regulations or interpretations will not cause the tax reforms to significantly impact authorized banks in Argentina, such as Banco Francés.

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

Personal Property Tax

According to Law No. 23,966, as amended, and Decrees No. 127/1996 and 812/1996, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.102,300. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, the Personal Property Tax on shares of the capital stock of corporations, such as ADSs (held in book-entry form or evidenced by ADRs) and shares of common stock, or equity interests in other entities organized under the Business Companies Law No. 19,550, as amended, and whose holders are individuals or undivided estates domiciled in Argentina or in a foreign country, or corporations or any other entities located in a foreign country, shall be assessed and paid by the corresponding Argentine issuer of the shares or equity interests, such as Banco Francés.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.102,300 is not applicable. The tax so paid is considered a definitive payment.

Pursuant to Law No. 25,585, it is presumed —without the right to rebut such presumption— that shares of stock corporations, such as ADSs (held in book-entry form or evidenced by ADRs) and shares of common stock, and equity interests in entities governed by the Business Companies Law No. 19,550, as amended, whose holders are corporations or any other entities, companies, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or undivided estates domiciled in a foreign country.

The companies responsible for the tax payment, such as Banco Francés, are entitled to obtain refunds of the amounts paid, and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

The amendment enacted by Law No. 25,585 applied as from December 31, 2002. In May 23, 2003, Banco Francés paid Ps. 4,035,644 in Personal Property Tax on account of its shareholders. Only Ps.2,744,116 has been refunded to us as of April 30, 2004. On May 12, 2004, Banco Francés paid Ps.3,557,029 on account of its shareholders in connection with the Personal Property Tax due with respect to assets held as of December 31, 2003.

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

In general, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by individuals. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the 15% rate for dividends received by certain individuals described below could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Argentine withholding tax, made with respect to ADSs or shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Dividends received by noncorporate U.S. Holders on ADSs or shares may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the Argentine pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any Argentine pesos received into U.S. dollars at that time. Any gains or losses resulting from the conversion of Argentine pesos into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source. Dividends generally will constitute foreign source “passive” or “financial services” income for U.S. foreign tax credit purposes.

Subject to certain generally applicable limitations, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any Argentine withholding taxes. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the United States Holder´s United States federal income tax liability. A U.S. Holder may be required to recognize ordinary income or loss attributable to currency fluctuations upon its receipt of a refund in respect of any Argentine withholding tax to the extent that the U.S. dollar value of the refund differs from the U.S. dollar equivalent of the refund amount on the date the underlying dividend was received.

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

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2003. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the uncertainty to which future earnings and financial position are exposed as a result of adverse changes in the financial markets in which we operate. This risk is a consequence of our lending, trading and investments businesses and mainly consists of interest rate risk, foreign exchange risk and equity prices risk.

The estimation of potential losses that could arise from reasonably likely adverse changes in market conditions is the key element of managing market risk. The main tool we use to make this estimation on our trading and investments activities is a value at risk methodology (“VAR”).

VAR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that takes into account many variables that may cause a change in the value of BBVA BF’s portfolios, including interest rates, foreign exchange rates, securities prices, volatility of all this, and any correlation among the foregoing.

Additionally, at BBVA Banco Frances we have an independent area of market risk management called “Riesgos de Mercado” (that elaborates all the necessary tools to control all market activities) that manages the control of all market activities that may be involved in the calculation of VAR. This area interacts in a daily basis with all the different areas of the bank that are related with the trading activities of BBVA Banco Frances and with the market risk management area in Spain.

We are also involved in a continuous process of improvement of our systems, in order to update them to the latest methodological advances in market risks measurement and control.

Our VAR estimations provides us with a consistent and uniform measure of market risk in our trading portfolios.

VAR uses historical movements in these variables to estimate reasonably likely potential losses in trading activities assuming normal market conditions and market liquidity. The historical observation involves building a distribution of hypothetical daily changes in trading portfolio value. These hypothetical changes are based on daily observed percentage changes in key market indices or other market factors to which the portfolio may be sensitive.

Our VAR analysis is updated daily by recalculating the historic volatility’s and correlation that serve as the basis for this analysis. In the case of our VAR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movements of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VAR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by the technique known as “exponential smooth,” which confers a higher relative weight to the last historical data considered within the one-year series.

The area of Market Risk Management uses VAR as a corporate tool to estimate and limit market risks related to all of our trading activities. Global VAR limits for trading activities at our dealing room are set by the agreement between the Market Risk Area, the Trading Area and the Permanent Executive Commission at BBVA Group headquarters in Spain. Two types of limits are used to seek to control market risk arising from our trading activities: limits based on VAR and stop-loss limits for the principal portfolios. Limits on particular portfolios and products are established within each business.

The VAR model incorporates several variables that could impact the fair value of our trading portfolio, as well as the correlation between these variables. It takes into account linear and non-linear exposures to price and interest rate risk and linear exposure to implied volatility risks.

We estimate VAR for each of our trading portfolios and all trading portfolios combined. The following table shows the VAR for BBVA Banco Frances’s combined trading activities for last year.

Daily Trading VAR at BBVA Banco Fances (in Million Pesos)

2003
Average	1.5
Minimum	0.3
Maximum	2.9
Dec.31, 2003	1.5

The following graph shows the movements in BBVA Banco Frances VAR for their trading activities during 2003:

Because of market conditions after 10 years of fixed exchange rate and the declaration of default of all the external debt at the end of 2001, the market experienced a great increase in volatility and decrease in volumes operated in the market. This caused the calculation of risk exposure to be inefficient and of practically no use during 2002 and the first half of 2003. Because of this, BBVA Banco Frances started to calculate risk exposure (using the VAR method) again with the improvement of market conditions during the second half of the year 2003.

The graph above indicates the evolution of the risk exposure, measured with VAR, during the last quarter of the year 2003.

The average VAR amount has been 1.5 million pesos with a minimum of 0.3 million and a maximum of 2.9 million.

Practically all the exposure of VAR risk evolution depended on the evolution that fixed rate bonds denominated in local currency (Central Bank’s Bills) had in the portfolio of the bank during that period, which depended mostly on the liquidity possibilities that the bank had during the period involved. This was the result of the portfolio the bank had during the year that was almost all formed by fixed rate bonds (Central Bank’s Bills).

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2003 and bears no relation to our current or future interest rate risk.

Interest rate sensitivity is the relationship between market interest rates and net portfolio value on the one hand and net interest income on the other, due to the repricing of assets and liabilities. Our interest rate sensitivity analysis measures the sensitivity of the net portfolio value and net interest income to parallel changes in interest rates and to changes in the yield curve.

For the purpose of calculating net present value, when the rate of interest is fixed, future cash flows of financial assets and liabilities are calculated on a contractual basis. When the interest rate is variable, cash flows are included that have a maturity during the reprising interval. Such amounts are added to the remaining balance of the asset or the liability at the end of the interval.

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2003.

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

The following chart include adjusted assets and liabilities in the 0-3 months interval assuming 6.54 % annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

	At December 31, 2003
Change in Base Interest Rates (Basis points)	Net Portfolio Value	Percentage Change	Net Interest and Adjust Income	Percentage Change	Net Income of Adjustable Portfolio	Percentage Change
	(in millions of pesos, except percentages)
100	1,945.6	-0.67%	739.9	2.29%	732.5	7.52%
50	1,952.1	-0.34%	731.6	1.14%	706.9	3.76%
0	1,958.8	0.00%	723.4	0.00%	681.3	0.00%
(50)	1,965.6	0.35%	715.1	-1.14%	655.6	-3.76%
(100)	1,972.5	0.70%	706.8	-2.29%	630.0	-7.52%

Based on our position at December 31, 2003, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2004, net portfolio value would be reduced by Ps. 6.7 million and net interest income over 2004 would be increased by approximately Ps. 8.2 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps. 25.6 million.

Foreign Exchange Risk

Our asset and liability management policy is to minimize the impact on results of foreign exchange rate fluctuations targeting a balanced foreign currency position so as to reduce the current exposure. At December 31, 2003 our total net asset foreing currency position was Ps. 924 million. For a description of the changes in the exchange rates since December 2003, see “Recent Political and Economic Developments in Argentina” and note 24 to the consolidated financial statements.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a) Evaluation of disclosure controls and procedures. As of December 31, 2003, the Bank, under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank’s disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

(d) Changes in internal controls over financial reporting. There has been no change in the Bank’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting..

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of Directors has determined that Mr. Oscar Miguel Castro is a financial expert.

ITEM 16B. CODE OF ETHICS

The standards of ethical conduct that Banco Francés expects from its employees are found within the “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, or the Code of Conduct, approved by the by the Board of Directors on December 18, 2003

The Code of Conduct is applicable to all our management and employees, including the Executive Chairman, the Financial Director and other senior financial officers of the Bank. All officers and employees are accountable for adhering to the Code of Conduct. Suspected violations of the Code of Conduct may be reported in accordance with procedures designed to address the reported situation and to protect the reporting employee. The failure to comply with criteria and rules of the Code of Conduct may result in disciplinary action in accordance with applicable Argentine employment laws.

The Code of Conduct is accessible via Banco Francés’s corporate website at http://www.bancofrances.com.ar/bf/bbvafrm.html?centro=version_ingles.htm&id1=0&id2=7 (the information found at this website is not incorporated by reference into this report). A copy of our Code of Conduct is also available at request, free of charge, by writing or telephoning us at:

BBVA Banco Francés

Attention: Investor Relations Department

Reconquista 40

1003 Buenos Aires

Republic of Argentina

Telephone number: (5411) 4 341 5036

e-mail address: marbelbide@bancofrances.com.ar

During fiscal year 2003, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in fiscal year 2003.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2003 and 2002:

	2003 Actual Fees	2002 Actual Fees
	(in Pesos millions)
Audit fees	1.92	1.80
Audit-related fees	—	0.12
Tax fees	0.11	0.06
All other fees	—	—

Total fees	2.03	1.98

Audit fees are fees for professional services performed by Deloitte & Co. S.R.L. for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist mainly of accounting consultations and audits in connection with acquisitions and disposals of businesses and consultations concerning financial accounting and reporting standards.

Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals.

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2003. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2003 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees – Audit Committee and Compensation Committee”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

(a) Index to Consolidated Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

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
Name: Marcelo Gustavo Canestri
Title: Chief Financial Officer

Date: June 29, 2004

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED FIRM

To the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

1.	We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (entities organized under Argentine Legislation, except Banco Francés (Cayman) Limited, incorporated under the laws of Cayman Islands) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal years then ended (all expressed in thousands of Argentine Pesos). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	The consolidated statements of operations, changes in stockholders’ equity and cash flows of BBVA BANCO FRANCÉS S.A. and its subsidiaries for the fiscal year ended December 31, 2001, presented for comparative purposes, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 30, 2002 (except for note 1.3 which was as of June 12, 2002) and included explanatory paragraphs for uncertainties regarding the financial statements for the fiscal year ended December 31, 2001 related to: (a) the future effects that the prolongation of the economic crisis in Argentina could have on the recoverability of the accounting value of the holdings of securities issued by the Argentine federal government and governments of Argentine provinces, and outstanding receivables from credit assistance to customers in the non-financial governmental sector and the non-financial private sector and (b) the Bank’s ability to continue as a going concern.

3.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Bank’s management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	As mentioned in note 4, the accompanying consolidated financial statements have been prepared in accordance with the accounting standards established by the Argentine Central Bank (BCRA) applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to business enterprises in general.

5.	In our opinion, the consolidated financial statements indicated in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and cash flows, for the fiscal years then ended, in conformity with the rules established by the BCRA applicable to consolidated financial statements.

6.	As more fully explained in note 1.1 to the accompanying consolidated financial statements, from the last quarter of 2001, the Republic of Argentina has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the Argentine peso, c) the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial institutions. The economic crisis produced, additionally, a significant increase in domestic prices, a significant decrease in deposits in the financial institutions and worsening in the debtors’ payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the Argentine financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

As described in notes 1.1 and 1.2.10, the Bank’s Board of Directors indicates that in its opinion in recent months a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and within the Bank in particular. Nevertheless, at the date of issuance of this report, structural problems remain in the Argentine economy and the Argentine financial system that are pending of solution. These include the conclusion of the process of compensation for banks, the negotiations with domestic and foreign creditors and the completion of the debt restructuring process by certain companies in the private sector.

The resolution of the economic crisis described in the preceding paragraph and note 1.2 to the accompanying consolidated financial statements may impact the Bank’s ability to recover, (i) its government bonds and credit assistance granted to the government sector (note 1.2.3 to the consolidated financial statements), amounting to thousand of pesos 8,382,461 and 8,251,767 as of December 31, 2003 and 2002, respectively, (and representing 51% of the Bank’s total assets as of both dates), (ii) the asset recorded for the expected compensation for payments to depositors made under court orders (note 1.2.7.I to the consolidated financial statements), amounting to thousands of pesos 811,557 and 394,395 as of December 31, 2003 and 2002, respectively, (iii) the asset recorded for the difference between adjustments indexes CER vs. CVS (note 1.2.7.II to the consolidated financial statements) amounting to thousands of pesos 141,059 and 97,719 as of December 31, 2003 and 2002, respectively, and (iv) the deferred tax assets as of December 31, 2002, mentioned in note 1.2.6 to the accompanying consolidated financial statements.

Furthermore, as of the date of issuance of this report, is still pending: (i) the determination of the final amount of the compensation generated in the devaluation and conversion into pesos in accordance with the Decree N° 905/2002 and as supplemented (note 1.2.2 to the consolidated financial statements), and (ii) the execution of the actions included in the Regularization and Reorganization Plan filed with the BCRA, which is intented to meet the Bank’s regulatory minimum capital ratios and those related to adjusted stockholders’ equity on a stand-alone basis as they showed a shortfall in compliance with regulations in effect as from January 2004 and which were remedied in April 2004 (notes 1.2.1, 1.2.9 and 38 to the consolidated financial statements).

7.	Accounting rules established by BCRA applicable to consolidated financial statements vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss for the fiscal years ended December 31, 2003 and 2002 and the determination of stockholders’ equity (deficit) at December 31, 2003 and 2002 to the extent summarized in Note 37 to the consolidated financial statements.

Buenos Aires, March 10, 2004 (May 10, 2004 for Notes 37 and 38 to the consolidated financial statements, and its effect on certain paragraphs of this report)

DELOITTE & Co. S.R.L.

/s/ Carlos B. Srulevich
CARLOS B. SRULEVICH
Partner

This is a copy of a report issued by Pistrelli, Diaz & Asociados, an affiliate of

Arthur Andersen Worldwide SC, on April 30, 2002, except for note 1.3 wich is as of June 12, 2002, with respect to our financial statements for the fiscal year ended December 31, 2001; which report has not been reissued for purposes of its inclusion in this annual report.

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
/s/ Andrea N. Rey
ANDREA N. REY
Partner

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

Stated in thousands of Pesos

	December 31,
	2003	2002
ASSETS
CASH AND DUE FROM BANKS	1,639,154	1,050,636

Cash	335,748	238,237
Due from banks and correspondents	1,303,406	812,399
GOVERNMENT AND PRIVATE SECURITIES	3,042,451	2,239,859

Holdings in investment accounts	1,193,357	1,896,696
Holdings for trading or financial transactions	620,591	179,135
Unlisted Government Securities	1,066,842	151,844
Investments in listed private securities	184,605	54,399
Less: Allowances	22,944	42,215
LOANS	8,336,352	9,283,971

To government sector	6,693,431	7,485,406
To financial sector	78,786	12,725
To non financial private sector and residents abroad:	2,023,708	2,848,352

Overdraft	154,098	156,290
Discounted instruments	200,061	223,332
Real estate mortgage	415,885	507,442
Collateral Loans	5,390	10,297
Consumer	104,411	191,442
Credit cards	192,099	142,259
Other	903,467	1,511,479
Interest and listed-price differences accrued and pending collection	48,927	106,786
Less: Unuses collections	332	825
Less: Interest documented together with main obligation	298	150
Less: Allowances	459,573	1,062,512
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	1,611,034	1,711,762

Central Bank of the Argentine Republic	277,569	300,350
Amounts receivable for spot and forward sales pending settlement	127,324	26,768
Instruments to be received for spot and forward purchases pending settlement	671,688	727,119
Unlisted corporate bonds	223,830	216,450
Other receivables not covered by debtor classification regulations	326,729	446,757
Other receivables covered by debtor classification regulations	11,674	12,466
Interest accrued and pending collection not covered by debtor classification regulations	76,743	100,495
Interest accrued and pending collection covered by debtor classification regulations	194	9,838
Less: Other unused collections	—	158
Less: Allowances	104,717	128,323

Carried forward	14,628,991	14,286,228

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2003 and 2002

Stated in thousands of Pesos

	December 31,
	2003	2002
Brought forward	14,628,991	14,286,228

ASSETS SUBJECT TO FINANCIAL LEASING	16,695	21,961

Assets subject to financial leasing	17,351	22,557
Less: Allowances	656	596
INVESTMENTS IN OTHER COMPANIES	42,630	41,299

In financial institutions	11,731	13,004
Other	46,677	46,520
Less: Allowances	15,778	18,225
OTHER RECEIVABLES	321,452	1,065,879

Receivables from sale of property assets	3,453	141
Other	655,598	1,460,781
Interest accrued and pending collection by receivables from sale of property assets	71	—
Other accrued interest receivable	—	1
Less: Allowances	337,670	395,044
PREMISES AND EQUIPMENT	407,975	496,202

OTHER ASSETS	119,243	114,460

INTANGIBLE ASSETS	984,433	217,649

Goodwill	38,718	48,643
Organization and development expenses	945,715	169,006
SUSPENSE ITEMS	1,183	530

OTHER SUBSIDIARIES’ ASSETS	13,657	22,104

TOTAL ASSETS	16,536,259	16,266,312

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued )

As of December 31, 2003 and 2002

Stated in thousands of Pesos

	December 31,
	2003	2002
LIABILITIES
DEPOSITS	8,078,216	6,921,468

Governmental sector	83,692	22,867
Financial sector	72,722	49,605
Non financial private sector and residents abroad:	7,921,802	6,848,996

Checking accounts	2,085,415	1,301,421
Savings deposits	1,167,421	547,011
Time deposits	3,443,275	2,794,717
Investments accounts	51,147	3,071
Other	805,879	1,576,910
Interest and listed—price differences accrued payable	368,665	625,866
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	4,592,484	5,174,439

Central Bank of the Argentine Republic—Other	2,192,644	2,180,876
Banks and International Institutions	1,185,854	1,747,805
Non—subordinated corporate bonds	356,371	482,778
Amounts payable for spot and forward purchases pending settlement	439,189	414,104
Instruments to be delivered for spot and forward sales pending settlement	109,970	27,869
Financing received from Argentine financial institutions	9,369	62,104
Other	296,982	220,412
Interest and listed—price differences accrued payable	2,105	38,491
OTHER LIABILITIES	166,612	156,997

Fees payable	350	154
Other	166,262	156,843
ALLOWANCES	487,182	674,631

SUBORDINATED CORPORATE BONDS	68,077	85,631

SUSPENSE ITEMS	26,444	6,109

OTHER SUBSIDIARIES’ LIABILITIES	1,205,814	1,055,902

TOTAL LIABILITIES	14,624,829	14,075,177

MINORITY INTEREST IN SUBSIDIARIES	161,033	165,012

STOCKHOLDERS’ EQUITY	1,750,397	2,026,123

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,536,259	16,266,312

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued )

As of December 31, 2003 and 2002

Stated in thousands of Pesos

	December 31,
	2003	2002
DEBIT ACCOUNTS
Contingent	8,586,421	9,804,723

Guaranties received	4,876,217	5,829,340
Contra contingent debit accounts	3,710,204	3,975,383
Control	29,643,830	34,334,372

Receivables classified as irrecoverable	656,906	590,201
Other	28,681,740	33,717,805
Contra control debit accounts	305,184	26,366
For trustee activities	49,526	59,612

Funds in trust	49,526	59,612

TOTAL	38,279,777	44,198,707

CREDIT ACCOUNTS
Contingent	8,586,421	9,804,723

Credit lines granted (unused portion) covered by debtor classification regulations	170,021	150,887
Guaranties provided to the BCRA	3,113,702	2,826,287
Other guaranties given covered by debtor classification regulations	293,891	687,634
Other covered by debtor classification regulations	132,590	310,575
Contra contingent credit accounts	4,876,217	5,829,340
Control	29,643,830	34,334,372

Items to be credited	124,059	26,366
Other	181,125	—
Contra control credit accounts	29,338,646	34,308,006
For trustee activities	49,526	59,612

Contra credit accounts for trustee activities	49,526	59,612

TOTAL	38,279,777	44,198,707

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal year ended December 31, 2003, 2002 and 2001

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2003	2002	2001
FINANCIAL INCOME	1,883,236	5,664,274	3,019,080

Interest cash and due from banks	10,045	7,404	56,453
Interest on loans to the financial sector	6,997	5,282	38,718
Interest on overdraft	28,710	181,368	180,537
Interest on discounted instruments	11,541	64,075	258,527
Interest on real estate mortgage	47,997	90,935	217,523
Interest on collateral loans	699	3,606	8,954
Interest on credit card loans	32,992	62,021	103,559
Interest on other loans	118,829	359,891	1,098,561
Interest from other receivables from financial transactions	7,181	23,601	54,859
Income from guaranteed loans—Decree 1387/01	680,919	1,837,890	72,171
Net income from government and private securities	179,667	86,481	739,503
Indexation by benchmark stabilization coefficient (CER)	284,274	1,467,822	—
Indexation by salaries variation index (CVS)	44,667	—	—
Other	428,718	1,473,898	189,715
FINANCIAL EXPENSE	1,711,293	4,612,425	1,409,278

Interest on checking accounts	17,454	243,652	36,080
Interest on savings deposits	4,282	6,513	40,426
Interest on time deposit	391,128	543,346	1,016,729
Interest on financing to the financial sector	286	6,285	7,131
Interest from other liabilities from financial transactions	90,522	155,691	133,767
Other interest	134,674	687,576	37,027
Net expense from government and private securities	—	2,089	—
Net expense on options	—	—	30
Indexation by CER	90,710	1,143,029	—
Other	982,237	1,824,244	138,088
GROSS INTERMEDIATION MARGIN—GAIN	171,943	1,051,849	1,609,802

ALLOWANCES FOR DOUBTFUL LOANS	77,506	655,395	1,126,014

SERVICE CHARGE INCOME	457,778	548,764	1,172,799

Related to lending transactions	58,308	92,907	168,155
Related to liability transactions	128,952	156,294	267,526
Other commissions	214,814	231,351	563,637
Other	55,704	68,212	173,481
Carried forward	552,215	945,218	1,656,587

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

As of ended December 31, 2003, 2002 and 2001

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2003	2002	2001
Brought forward	552,215	945,218	1,656,587

SERVICE CHARGE EXPENSES	49,594	58,031	126,620

Commissions	33,433	36,248	75,095
Other	16,161	21,783	51,525
MONETARY GAIN / (LOSS) ON FINANCIAL INTERMEDIATION	2,620	(196,364)	—
OPERATING EXPENSES	681,121	869,188	1,393,156

Payroll expenses	322,759	396,201	779,896
Fees to Bank Directors and Statutory Auditors	385	768	3,500
Other professional fees	28,664	27,140	28,510
Advertising and publicity	19,306	20,319	50,835
Taxes	25,749	32,006	65,031
Other operating expenses	234,135	334,288	352,468
Other	50,123	58,466	112,916
MONETARY LOSS ON OPERATING EXPENSES	(2,326)	(26,981)	—
NET (LOSS)/GAIN FROM FINANCIAL TRANSACTIONS	(178,206)	(205,346)	136,811

NET GAIN / (LOSS) ON MINORITY INTEREST IN SUBSIDIARIES	4,520	59,090	(74,227)
OTHER INCOME	1,300,163	872,210	679,736

Income from long-term investments	2,844	184,365	63
Punitive interests	3,399	6,674	9,532
Loans recovered and reversals of allowances	915,156	42,523	87,203
Other	378,764	638,648	582,938
OTHER EXPENSE	1,212,137	1,562,336	668,246

Losses from long-term investments	—	—	9,290
Punitive interests and charges paid to Argentine Central Bank	1,129	2,637	4
Charge for uncollectibility of other receivables and other allowances	673,922	1,317,455	105,471
Other	537,086	242,244	553,481
MONETARY LOSS ON OTHER OPERATIONS	(1,385)	(393,130)	—
NET (LOSS)/GAIN BEFORE INCOME TAX	(87,045)	(1,229,512)	74,074

INCOME TAX	188,681	21,750	43,049
NET (LOSS)/GAIN FOR THE FISCAL YEAR	(275,726)	(1,251,262)	31,025

NET (LOSS)/GAIN PER ORDINARY SHARE (1)	(0,75)	(4,33)	0,15

(1)	See Note 31.

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended December 31, 2003, 2002 and 2001

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2003	2002	2001
Cash provided by (used in) operating activities
Financial income collected	1,054,103	1,949,075	2,164,791
Service charge income collected	458,257	574,325	1,166,963
Other sources of funds	533,751	462,312	672,599
Less:
Financial expenses paid	1,983,793	3,831,533	1,393,572
Operating expenses paid	579,109	657,698	1,231,338
Other expenses paid	429,204	213,372	653,530

Net cash (used in) / provided by operating activities	(945,995)	(1,176,891)	725,913

Less:
Cash (provided by) used in investing activities
(Decrease) / Increase in government and private securities	(387,283)	216,465	(2,484,942)
(Decrease) / Increase in loans	(541,690)	(8,339,284)	2,689,537
(Decrease) in other receivables from financial transactions	(113,126)	(1,059,819)	(2,943,054)
(Decrease) / Increase in investments in other companies	(1,513)	(171,111)	20,841
Increase in bank premises and equipment other fixed assets and intangible assets	160,286	49,533	168,796
Increase in other assets	340,864	619,804	207,055

Net cash (provided by) used in investing activities	(542,462)	(8,684,412)	(2,341,767)

Plus:
Cash (used in) provided by financing activities
Increase / (Decrease) in deposits	1,414,160	(8,781,281)	(2,423,907)
(Decrease) / Increase in other liabilities from financial transactions	(580,490)	2,448,079	184,404
Increase / (Decrease) in other liabilities	165,549	(710,080)	106,613
Dividends paid in cash	—	—	(161,289)
Increase / (Decrease) in minority interest in subsidiaries	541	(89,678)	(44,715)
Cash capital contributions	—	31,202	—

Net cash provided by (used in) financing activities	999,760	(7,101,758)	(2,338,894)

Monetary (loss) income generated on cash and due from bank	(7,709)	(714,260)	—

Increase / (Decrease) in cash and cash equivalents	588,518	(848,497)	728,786

Cash and cash equivalents at the beginning of the fiscal year	1,050,636	1,899,133	1,170,347
Increase / (Decrease) in cash and cash equivalents	588,518	(848,497)	728,786

Cash and cash equivalents at the end of the fiscal year	1,639,154	1,050,636	1,899,133

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the fiscal years ended December 31, 2003, 2002 and 2001

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2003 as mentioned in note 1.2.3 the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210.

At December 31, 2001, as mentioned in note 1.2.3 the Bank and its subsidiaries swapped part of their holdings in Argentine public securities and secured loans from the federal public sector effective as of November 6, 2001, thus receiving in exchange therefore loans guaranteed. The face value of the securities and loans swapped amounted to USD 3,360,403 thousand.

At December 31, 2003, 2002 and 2001 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non cash assets or liabilities for other noncash assets or liabilities (see note 15).

At December 31, 2002, the Bank received Government Securities in compensation according to the Federal Executive Decree 905/02. At December 31, 2003 and 2002 the bank booked that compensation in investment accounts for 1,025,022 and 1,764,391 respectively. Additionally, the compensation pending to be received, was booked in “Other receivables from financial transactions” account, amounting 250,149 and 330,763 as of December 31, 2003 and 2002, respectively.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2003, 2002 and 2001, tax-paid amounted to 87,695, 177,778 and 428,319, respectively. At such dates, interest-paid amounted to 1,035,468, 2,050,780 and 1,329,123, respectively.

The accompanying Notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS´

EQUITY

For the fiscal years ended December 31, 2003, 2002 and 2001

Stated in thousands of Pesos

		Non capitalized contributions		Retained earnings
Movements	Capital Stock (1)	Issuance premiums (1)	Adjustments to stockholders’ equity (1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total
Balances at December 31, 2000 (2)	209,631	343,215	763,523	349,445	1,802	—	553,877	2,221,493

Decisions of Stock holders’ Meeting of April 5, 2001:
—Legal reserve	—	—	—	79,253	—	—	(79,253)	—
—Cash dividends	—	—	—	—	—	—	(161,289)	(161,289)
Adjustment to Capital Stock of the interest in BBVA Uruguay S.A.	—	—	(20,986)	—	—	—	—	(20,986)
Net income for the fiscal year	—	—	—	—	—	—	31,025	31,025

Balances at December 31, 2001	209,631	343,215	742,537	428,698	1,802	—	344,360	2,070,243

Decisions of Stock holders’ Meeting of August 7, 2002:
—Capital increase for the subscription of shares	158,497	590,996	5,549	—	—	—		755,042
Sale of interest in BBVA Uruguay S.A.	—	—	21,818	—	—	—		21,818
Unrealized valuation difference	—	—	—	—	—	430,282		430,282
Net income—(loss) for the fiscal year	—	—	—	—	—	—	(1,251,262)	(1,251,262)

Balances at December 31, 2002	368,128	934,211	769,904	428,698	1,802	430,282	(906,902)	2,026,123

Net income—(loss) for the fiscal year	—	—	—	—	—	—	(275,726)	(275,726)

Balances at December 31, 2003	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397

(1)	See note 27.

(2)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements

The accompanying notes 1 to 38 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES

NOTE 1—ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

A favorable evolution in the Argentine economy has been recorded during the latest year, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund in compliance with the fiscal goals established by that entity; ii) a decrease in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 8% in the Gross Domestic Product; iv) wholesale and retail inflation rates have continued to slow and v) a more steady financial context with an increase in the financial system deposits.

In spite of the abovementioned change in trend, there is still a context showing indicators with a high level of unemployment and foreign indebtedness (both public and private) and a country risk higher than the usual average levels of emerging countries. This situation continues to affect both the National Government’s capacity to fulfill its obligations and the possible access to bank credit lines. Also, although a process of renegotiation with the public debt holders has been initiated, with significant reduction of the principal due, a decrease in interest rates and extended payment terms, the proposal filed has not been accepted.

To face the crisis experienced late in 2001, the National Government has adopted some measures aimed at restricting cash free availability and circulation and the transfer of funds abroad.

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

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes the following regulations:

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

d) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e) The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f) The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home upon the amount of USD 250,000; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

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

As from the enactment of Law No. 25,563, dated January 30, 2002, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

By Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

On May 8, 2003 the National Congress has enacted the Law 25,737, which extend court mortgage foreclosures for 90 days.

Furthermore, on November 5, 2003, the National Congress enacted Law No. 25,798, whereby the National Government granted the Financial Entities the option to assign certain default mortgage loans to the “Mortgage Refinancing Trust” created by that law. The trustee shall proceed to settle such loans through the payment of the principal installments due as from the maturity date through the effective payment date.

1.1.3.	Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of 2002 owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

•	By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

•	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•	The exchange rate will be freely agreed between supply and demand. As of December 31, 2003 and 2002, the exchange rate was 2.933 and 3.363 Argentine pesos to each US dollar, respectively.

•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out (except Financial Institutions see Note 26).

•	As from November 2002, the BCRA started a process of gradual flexibilization of exchange market restrictions and aligned the exchange regulations to the context of stabilization of the financial system. The main regulations relate to:

•	Extension of the terms for exchange of foreign currency provided by foreign trade operations.

•	Elimination of the obligation to assign foreign currency to the BCRA derived from collection of exports.

•	Possibility of making advance payment of debts abroad corresponding to imports of goods.

•	Elimination of the requirement on obtaining prior approval from the BCRA to settle servicing of principal on certain financial debts.

•	Flexibilization of restrictions on access to the exchange market.

In accordance with Communication “A” 3969 of the BCRA, dated June 26, 2003, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus due from banks in that currency within the country or abroad and foreign currency forward transactions is equivalent to 10% of the adjusted stockholders´ equity (R.P.C.) registered as of November 30, 2001, with a minimum equivalent to the sum of USD 1,500,000 for banking institutions.

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

BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a) It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 and No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset, excluding miscellaneous receivables and accounts payables

b) The stockholders´ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c) The amount to be compensated is the positive difference between the adjusted stockholders´ equity determined on the basis of (b) above and the stockholders´ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

d) The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e) Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Bonds denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

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

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, the BCRA is carrying out inspections in the financial institutions so as to make the compensation figures valid.

1.1.5.	Government Securities and Loans to the Government Sector - Guaranteed Loans – Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, everything goes back to the status prior the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

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

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

Interest will be accrued on Secured Bonds at the rate of 2% on balances restated by the CER, with amortization of principal as from March 2005, and final repayment in February 2018.

In September 2003 the Federal Government presented a general proposal for the restructuring of the sovereign debt in default issued before December 31, 2001, with the aim of reducing it by approximately 75%.

1.1.6.	Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

The characteristics of the deposit reschedule regime are as follows:

- Peso-denominated deposits (time deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

- Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and time deposits):

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

By Resolution 668/02 of the Ministry of Economy dated November 25, 2002, as from December 2, 2002 the restrictions on withdrawals from demand deposits were lifted, thus putting an end to the “financial corralito”.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal

Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency could opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds were subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by CER from February 3, 2002, through the coupon maturity date.

Deposit holders could opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) could choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The term for exercise of the exchange options expired on May 23, 2003.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA´s financial assistance.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment.

Amounts resulting from early repayment of CEDROS in exchange for deposits originally set up in pesos, and those originally set up in foreign currency up to a face value of $ 42,000, were credited to demand deposits accounts. Amounts resulting from early repayment of CEDROS for a face value of between $ 42,000 and $ 100,000 corresponding to deposits originally set up in foreign currency were used to set up time deposits over 90 days counted as from the date of exercise of the option, and those exceeding the abovementioned face value were used to set up time deposits over 120 days. Those time deposits were adjusted by the CER and accrued interest at an annual rate of 2%.

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

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

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

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial institutions.

As mentioned in Note 1.1.6., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and the communications of the BCRA –control authority- BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and it defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.8.	BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a) Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125%

of the loan principal. Entities not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

This guarantee shall be maintained with no reduction until the completion of the voluntary exchange of the External Public Debt Securities indicated in Section 24 of Decree 1387/01 or December 31, 2004, whichever is first, except in the case of advanced settlement, when it will be returned proportionately, in the inverse order of priority.

b) Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c) Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial entities should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d) Financial entities shall be able to settle principal due in advance in full or in part on any interest payment date.

e) The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

By communication “A” 3941 dated April 30, 2003, the BCRA has regulated the procedure whereby financial entities can indicate their intention to participate in the system for the settlement of rediscounts and advances described above, granting a term of 30 bank working days for entities to confirm their participation.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

1.1.9.	Information requirements and technical regulations

During fiscal year 2002 and 2003, the BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirement related to Liquidity Position suspended.

By means of Communication “A” 3917, effective April 1, 2003, the BCRA made changes to the rates to be applied to determine the minimum cash requirements, as well as the rates to be applied in determining the ratio for minimum application of resources derived from sight and term liabilities in pesos. Subsequently, by means of Communication “A” 4032, as from November 1, 2003, the B.C.R.A. repealed the regulations on minimum application of resources provided by sight and term deposits in pesos, and modified the minimum cash requirements.

In addition, by means of Communication “A” 3959 and complementary regulations, the BCRA introduced significant changes to minimum capital requirements for financial entities. This communication restored the need to satisfy information requirements as from May 2003, although entities must comply with capital requirements as from January 2004. In addition, gradual reductions were established in the requirements through to 2008, so that entities can adapt to the regulations in force.

1.2.	Particular situation

1.2.1.	The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communications by the BCRA, which led to frequent changes in the Bank´s positions.

The liquidity crisis became especially aggravated in the second quarter of 2002, when cash withdrawals (accelerated by the cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 27.1). Such plan was updated in October, 2002, and again subsequently in February and May 2003.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the B.C.R.A. requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in effect as of January 1, 2004. On October 21, 2003, the Bank filed a letter with the B.C.R.A. informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the B.C.R.A., on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution. In the opinion of the Board of Directors, the reformulation of the plan would enable the Bank to fully comply with the operating ratios referred to above. At the date of issuance of these financial statements, the plan is in process of approval by the B.C.R.A.

1.2.2.	Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039. As mentioned in note 1.1.4., as the date of issuance of these financial statements, such amounts are pending validation on the side of the BCRA.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd.

The remaining Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank and its subsidiaries keeps registered in its asset BODEN 2012 for an amount of 1,025,022 (under “Government Securities”) and BODEN 2012 to be received for an amount of 250,149 (under “Other receivables from financial transactions”).

On July 29, 2003 the Bank received a note from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested, and it informed it has under analysis other items that are part of the compensation previously mentioned. On November 12, 2003, BF answered that letter expressing that it had made a reasonable interpretation of current regulations and requesting the B.C.R.A. to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations and applied them in respect of equity.

Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above, reducing the compensation requested by approximately 267,000. The Bank is analyzing the course of action to be followed. It should be noted that at December 31, 2003 the Bank has unappropriated reserves covering the above claims.

In addition, on December 31, 2003 the Bank received a complementary letter from the B.C.R.A. objecting to certain additional items of the compensation, for lower amounts. The Bank has requested notice of the file, which is pending resolution by the B.C.R.A.

As required by BCRA Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to 1,217,700 (historical value 591,301), was allocated to “Financial Income – Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•	The amount of compensation received for the difference between Stockholders´ Equity as of December 31, 2001, and the Stockholders´ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 424,223 (historical value 205,999), was allocated to the Stockholders´ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3.	Assistance to the Government Sector

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

In addition, the bank has presented to Banco de la Nación Argentina, in its capacity as trustee for the FFDP, provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, so as carry out the swap provided by Decree No. 1387/01. On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. During the second six-monthly period of 2003, the Entity has received the mentioned securities in swap, i.e. Secured Bonds due in 2018.

As of December 31, 2003, and 2002 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements, without market value:

	12.31.03	12.31.02
	Consolidated Position	Consolidated Position
Argentine Republic External Bills	645,593	718,598
Tucumán Provincial Treasury Bonds	—	47,762
Secured Bond 2018	979,507	—
CCF (Tax credit certificate)	86,225	93,056
Treasury Bills	64,379	70,842
LECOP Bonds Treasury Bills	—	9,948
Other	16.743	26,453

Total	1,792,447	966,659

b) Credit assistance to the government sector:

	12.31.03	12.31.02
	Consolidated position	Consolidated position
Federal Government secured loans - Decree No. 1387/01 (net of discounts)	5,853,475	5,546,045
Provincial Governments secured loans - Decree No. 1579/02	—	1,009,538
Loans to other public sector agencies	839,956	929,823

Total	6,693,431	7,485,406

Allowances	(103,417)	(200,298)

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector, which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds issued before December 31, 2001 which had not been restructured, having presented a sovereign debt restructuring proposal to reduce it by 75%, (however, 83,156 were received during the 2002 fiscal year from the Federal Government secured loans and 137,350 during the 2003 fiscal year for interest services), and c) the Secured Bonds are valued at their present value in accordance with the BCRA standards, due to the fact that the known market values are significantly lower and do not represent the actual value of realization of such assets as they have not reached representative levels of transactions on the market; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4.	Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating deterioration.

As of December 31, 2003, and 2002 the Bank carried the following receivables from the private sector:

	12.31.03	12.31.02
	Consolidated position	Consolidated position
Commercial loans portfolio	1,699,585	2,926,938
Consumer loans portfolio	953,368	1,115,512
Private debt securities	264,403	252,070
(Allowances loan portfolio)	(400,756)	(1,171,808)
(Allowances on debt securities)	(71,349)	(118,603)

Total	2,445,251	3,004,109

The Bank has carried out an analysis of its loan portfolio in view of the new events and has booked during the fiscal year ended December 31, 2003 and 2002, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

By Communication “A” 3918, on April 4, 2003 the BCRA flexibilized until December 31, 2003 the criteria for classification and setting up of reserves on loans to debtors of the private non-financial sector. Following a conservative criteria, in order to maintain the level of coverage of the risk of loan losses, the Bank maintained the provisions set up on the loan portfolio which exceed those required by the abovementioned communication.

1.2.5.	Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank´s customers opted to swap their rescheduled deposits into bonds as follows:

Section 2 of Decree No. 905/2002	650,214
Section 3 of Decree No. 905/2002	6,098
Section 4 of Decree No. 905/2002	99,481
Section 5 of Decree No. 905/2002	39,259
Section 24 of Decree No. 905/2002	36,434

Total	831,486

% of total deposits	10.74%
% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:

•	Argentine Federal Government 9% Bonds for a technical value (without the CER) of 318,640.

•	Federal Government secured loans for an average booking amount of 304,702.

•	The Bank estimate to swap Secured Bonds for the difference (208,144), once the corresponding regulations have been issued.

Swap II

The Bank received the following options from depositors (capital):

Federal Government Bonds in US dollars maturing in 2013	203,957
Federal Government Bonds in US dollars maturing in 2006	176
Certificate of deposit T-bills in pesos	1,866

Total	205,999

% of deposits eligible for swap	16.92%

At the date of issuance of these financial statements, the process of subscription and delivery of the mentioned bonds is pending implementation by the Government.

Additionally, during 2002, the Bank reimbursed in cash 206,030 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, were for deposits up to pesos 10,000 plus CER.

Advanced repayment:

The Bank had received applications for the advanced repayment of rescheduled deposits under the terms of Decree 739/2003 for 608,176 which were repaid in cash and in time deposits adjusted to 90 and 120 days since April, 2003. At the date of issuance of these financial statements a significant portion of the deposits that fell due during the period had been roll over. At December 31, 2003, the Bank records rescheduled deposits CEDROS for 577.747 (including interest and adjustments) booked in Other deposits from non financial private sector, and interest and listed-price differences accrued payable.

1.2.6	. Deferred Tax

As of December 31, 2003 and 2002, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset of 185,497 and 368,711, respectively.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. The Entity is analyzing the measures to be adopted; however, it recorded an allowance, booked in Other Receivables, for 100% of the remaining balance of this asset as of December 31, 2003, recorded in the charge for uncollectibility of other receivables and other allowances account in the statement of income.

1.2.7.	Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of December 31, 2003, BF records 943,955 under Intangible Assets (less accumulated amortization for 132,398). As of December 31, 2002, BF keeps activated under this concept 394,395 net of allowances under Other Receivables.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the B.C.R.A. and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Furthermore, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association—ABA) which groups all foreign-capital national banks, and the remaining financial entities, filed a compensation request with the Economy Minister for the foreign exchange differences generated by compliance with court decisions related to constitutional protection actions filed by the holders of deposits in US currency prior to the change of the convertibility regime. The Entity has approved such filing.

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has to apply the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of December 31, 2003 and 2002, the net value of this asset amounts to 141,059 (net of allowances for 61,728) and 97.719, respectively, which had been recorded under Other Receivables.

The National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree 117/2004, outlining the requirements to be met by financial entities to subscribe to the compensation regime. Nevertheless, the regulation by the B.C.R.A. is still pending.

III) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates -except for the remaining portfolio of rescheduled deposits (Cedros) which is restated according to the CER index plus 2% p.a. This situation becomes more evident as the volume of rescheduled deposits declines, whether because of payment following court orders or because of releases and settlement of Cedros established by law. See Notes 1.1.6. and 1.1.7.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See 1.1.8.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

In the opinion of the Bank’s management and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issuance of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

1.2.8.	Advances requested from the BCRA, financing received from BBVA, and corporate bonds

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2003 and 2002, amount to 1,848,333 and 1,784,238, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.8 through several presentations to the BCRA and the URSF. As a result, the Bank will repay the assistance received from the BCRA in 89 monthly installments as from March, 2004, giving in guarantee of such assistance national secured loans as established by the B.C.R.A. in its letter dated December 5, 2003.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•	In April 2002, the Bank received assistance from BBVA in the amount of USD thousands 159,316, from which USD thousands 79,316 plus its accrued interests were capitalized as of December 31, 2002 (note 27.1), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for USD 55 million (note 2.3).

•	In July 2002, the Bank entered into repurchase agreements with BBVA for an amount of USD 102.9 million, which remain in force at the date of the issuance of these financial statements.

•	As of the date of maturity of each principal installment of series 14 and 15 corporate bonds, BBVA assisted and will assist BF to the extent of the amounts repayable by BF to BBVA in such respect. As of December 31, 2003 and 2002, these assistance amounted USD 3.8 million and USD 1 million, respectively.

In addition, BF agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003, through the issuance of a new bond on November 26, 2003. Such refinancing included the interest payment and of a 10% of the capital as of October 31, 2003 and the remaining shall be paid in six-monthly installments maturing on October 31, 2008.

1.2.9.	Technical Regulations

On March 7, 2003, the BCRA issued Communication “A” 3889, effective May 1, 2003, establishing that the absolute value of the global position in foreign currency should not exceed 30% of the adjusted stockholders’ equity for the previous month. To comply with these limits, on May 15, 2002, the Bank submitted its proposed schedule for adaptation to the regulation, which is currently pending approval by the BCRA. However, the latter has not as yet ruled any informative regime in this respect.

By means of the abovementioned Resolution 354/2003, the B.C.R.A. requested the mentioned facilities to be restructured and their presentation for joint evaluation with the regularization and strengthening plan, reformulation of which is required by that resolution.

The Bank has submitted to the BCRA the monthly technical ratios required by that control authority. The ratios for minimum capital, spreading of credit risk, immobilized assets and the global foreign currency position, although fully complied with on a consolidated basis, record a shortfall in compliance on the basis of the individual statements. It should be mentioned that such shortfall had not generated any noncompliance with the B.C.R.A. through December 31, 2003.

As explained in Note 1.2.1., on January 21, 2004 the Bank filed the reformulation of the regularization and reorganization plan, which would enable the Bank to fully meet the mentioned technical ratios. At the date of issue of these financial statements, that reformulation is in process of approval by the B.C.R.A.

1.2.10.	Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.4.) and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds (Note 1.1.6.) allowed depositors to choose to take such bonds in exchange for their deposits and depositors have been authorized to request the early repayment of these deposits. In addition, the BCRA has issued regulations on the procedures to be followed by financial entities to confirm their participation in the system for the settlement of advances and rediscounts. (Note 1.1.8.).

As from the third quarter of 2002, and with greater intensity in year 2003, economic variables have begun to evolve favorably for the financial sector in general.

In the particular case of BF, it can be seen that:

•	it has increased its deposit portfolio and the volume of its transactions,

•	it has complied with minimum cash requirements for over one year,

•	it has offered the early return of all Cedros arising from deposits in pesos, and it has settled its repurchase agreement transaction with the BCRA in the amount of 19,469.

•	it has completed the advanced repayment of Cedros for 608,176, having paid 318.023 in cash, set up 110,920 in 90-day time deposits and 179,233 in 120-day deposits.

•	it has agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003 (see note 1.2.8.).

Except for events outside its control, the Board of Directors expects the balance achieved will be maintained. The BCRA and the Bank are monitoring on a constant basis the results of the actions taken by the Bank with the aim of strengthening its financial position.

Nevertheless, at the date of presentation of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending solution. These include the conclusion of the process of compensation for banks, the reconstruction of the financial system, the negotiations of public debt with foreign creditors and privatized utility companies and the completion of the debt restructuring process by certain companies in the private sector.

The Board of Directors is optimistic regarding the future development of operations, especially if the State were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate the financial system for the financial and economic loss for banks resulting from the application of the CVS instead of the CER, as well as compensating for the mismatching between assets and liabilities that are restated according to indexes and assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of December 31, 2003 and 2002 were recorded in accordance with the regulations of the BCRA and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

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

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of December 31, 2003 and 2002. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis, as indicated by the actions described in notes 1.2.1. and 1.2.8.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Banco Bilbao Vizcaya Argentaria exchange offer

On January 23, 2001, BBVA communicated its intention to make a tender offer, both in Argentina and the United States of América, to acquire the remaining BF common shares. As a result of the offer, BBVA might acquire direct and indirect control of 100% of the Bank’s shares.

On April 20, 2001, BBVA filed with the CNV the application for the authorization to make an exchange offer for the shares issued by BF in Argentina. The offer application mentioned above proposed exchanging up to 66,569,759 shares issued by BF. BF’s shares would be exchanged for shares to be issued by BBVA of Euro 0,49 face value each. The exchange rate would be two new BBVA shares for every three BF shares of $1 face value each. On July 6, 2001, the CNV authorized the exchange offer.

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

2.3.	Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

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

2.4.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial entity.

NOTE 3—BASIS OF PRESENTATION

In accordance with the procedures set forth in BCRA´ s regulations which are consistent with Technical Resolutions N°4 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas—FACPCE (Argentine Federation of Professional Councils in Economic Sciences), modified by Technical Resolution Nº 19, BF has consolidated -line by line—its balance sheet as of December 31, 2003 and the statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Pension Fund Manager), Consolidar Cía. de Seguros de Vida S.A. (Life Insurance Company) and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. (Retirement Insurance Company) and its subsidiary, Francés Valores Sociedad de Bolsa S.A. (Stock Broking Company), Atuel Fideicomisos S.A. (Trust Company), Credilogros Cía. Financiera S.A. (Financial Institution) and PSA Finance Argentina Cía Financiera S.A. (Financial Institution). The income (six-month period), of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted in order to homogenize the year of the companies being consolidated to the period of twelve months ended December 31, 2003.

As of December 31, 2002, BF has consolidated—line by line—its balance sheet and the statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and Credilogros Cía. Financiera S.A and its subsidiary. The income (six-month period), of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted in order to homogenize the year of the companies being consolidated to the period of twelve months ended December 31, 2002.

As of December 31, 2001, BF has consolidated—line by line—its balance sheet and the statements of income and cash flows for the fiscal year then ended with the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and Credilogros Cía. Financiera S.A. The income (six-month period), of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary have been adjusted in order to homogenize the year of the companies being consolidated to the period of twelve months ended December 31, 2001.

Interests in subsidiaries are listed in note 16.

NOTE 4—SIGNIFICANT ACCOUNTING POLICIES

4.1.	Comparative information

As required by BCRA regulations which are consistent with FACPCE Technical Resolution Nº8, modified by Technical Resolution Nº19, the consolidated financial statements for the fiscal year ended December 31, 2003, are presented comparatively with the consolidated financial statements for the fiscal years ended December 31, 2002 and December 31, 2001. The financial statements for the fiscal years ended December 31, 2002 and December 31,2001, were restated into currency units of February 28, 2003 applying the adjustment rate derived from the Internal Wholesale Price Index published by INDEC (Federal Institute of Statistics and Census). (See note 4.2.).

4.2.	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

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

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

4.3.	Foreign subsidiary financial statements

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

The assets and liabilities of Banco Francés (Cayman) Ltd. and its subsidiary, originally stated in US dollars, were converted into Argentine pesos based on the method described in Note 4.4.1. The assigned capital and irrevocable contributions were calculated at the pesos amount remitted by the Bank. Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as previously indicated. Then the income (loss) for the years was determined by the difference between unappropiated earnings at beginning and year end.

4.4.	Valuation methods

The accounting policies and financial statement presentation conform to the rules prescribed by the BCRA applicable to consolidated financial statements. These rules differ in certain respects from accepted accounting principles effective in Buenos Aires City.

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

4.4.1.	Foreign currency assets and liabilities

As of December 31, 2003 and 2002, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each year. The exchange differences were charged to income (loss) for each year.

4.4.2.	Government and private securities

Holdings in investment accounts

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation for the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2003 and 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 4.4.1.

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2003 and 2002. Differences in listed prices were credited/charged to income for years then ended.

•	Unlisted government securities: at December 31, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (81,493), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the year.

As of December 31, 2002, they were valued at their face value plus income accrued through the end of the year.

Investments in listed private securities:

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2003 and 2002. Differences in listed prices were credited/charged to income for years then ended.

4.4.3.	Guaranteed loans—Decree No. 1387/2001

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2003 these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the year, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value amounted to 934,788 and was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the year. This balancing account was charged to income (loss) for the year.

As of December 31, 2002, they were stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through year end, translated into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted to the CER.

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

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

Provincial Governments secured loans and other Government loans

As of December 31, 2003 these loans were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (68,199), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the year.

As of December 31, 2002, they were valued at their nominal residual value plus income accrued through the end of the year.

4.4.4.	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual

As mentioned in Note 1.1.1, as of December 31, 2003 and 2002, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2003 and 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of December 31, 2003, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on December 31, 2003 and 2002 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and estimates it will continue to apply it on a regular basis over the term of duration of such coefficient.

4.4.5.	Allowance for loan losses and contingent commitments

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA (see note 1.2.4.).

In cases where loans with specifically allocated allowances are settled and the specific allowance that had been established in previous years is greater than what is needed, the excess is reversed against the reversals of allowances account and recorded in current year profit.

Recoveries on charged off loans are recorded directly to income.

4.4.6.	Interest income recognition

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

4.4.7.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not received as of December 31, 2003 and 2002.

4.4.8.	Instruments to be received and delivered for spot and forward transactions pending settlement

The Bank enters into forward contracts to buy or sell foreign currencies, listed Government and other securities at future dates. Both a receivable and a payable are recognized at the time of the agreement, which reflect the amounts of cash, currency or listed securities to be exchanged at the closing date. The difference between the receivable and payable at the original transaction date (premiums) is deferred and amortized over the contracts life.

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

Forward sales and purchases of securities associated with repurchase agreement were valued as follows:

Holding in investment accounts (government securities): they were valued based on the criterion described in note 4.4.2. At December 31, 2003 the Bank entered into reverse repurchase agreements with BBVA with Argentine Republic External Bills amounting to 557,270 originally maturing in January 2004, which had been roll over by the date of these financial statements. At December 31, 2002, those operations amounted 682,172.

Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 4.4.2.

Forward sales and purchases of foreign currency were valued, as of December 31, 2003 and 2002, at the bench-mark exchange rate for each currency determined on the last business day of the year, as mentioned in note 4.4.1.

4.4.9.	Amounts receivable and payable from spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2003 and 2002.

4.4.10.	Other receivables from financial transactions: Compensation to be received from the Federal Government

As of December 31, 2003 and 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 4.4.1.

4.4.11.	Assets subject to financial leasing

As of December 31, 2003 and 2002, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

4.4.12.	Investments in other companies

They have been valued according to the following methods:

•	VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Seguros S.A. and Interbanking S.A.: as of December 31, 2003 and 2002 were valued by the equity method.

•	Other: as of December 31, 2003 and 2002 were valued at acquisition cost, without exceeding their recoverable value.

4.4.13.	Premises and equipment and other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 4.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

4.4.14.	Intangible assets

They have been valued at acquisition cost restated as explained in note 4.2., less related accumulated amortization.

Amortization of goodwill and organization and development expenses are calculated using the straight-line method over the length of their estimated recovery period (120 month-period for goodwill).

The intangible assets of the subsidiary Consolidar Administradora de Jubilaciones y Pensiones S.A. were amortized in accordance with standards of the A.F.J.P.´s Superintendency.

4.4.15.	Employee termination pay

The Entity expenses employee termination pay disbursed.

4.4.16.	Income tax

The Bank determined the charge for income tax applying the criteria mentioned in Note 1.2.6.

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of December 31, 2003 and 2002, the Bank has estimated the existence of a net operating loss in the income tax and has activated under the “Other receivables – Tax prepayments” account a credit for tax on minimum presumed income for the amount of 66,634 and 42,830, respectively. On March 8, 2004, the B.C.R.A. requested reversal of capitalized amounts corresponding to the credit for TOMPI for fiscal years 2001 and 2002 charged to income or prior years’ results, as applicable, based on an interpretation of the regulations of the B.C.R.A. At the date of issue of these financial statements the Bank is evaluating the actions to be taken; however, at December 31, 2003, it has unappropriated reserves covering the amounts challenged by the B.C.R.A.

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present. Law 25344 (Economic-financial Emergency of National Government) suspended the procedural terms of the lawsuits against the National Government under the terms of section 6, their lifting having been requested on September 30, 2003, which is still pending resolution.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed. However, the formalities to send the record to the Court of Appeals have not as yet been concluded. Regarding the remaining issues, the Fiscal Court instructed the inclusion of the main routine orders in that case, although this matter is still pending.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

4.4.17.	Allowance for other contingencies

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

4.4.18.	Stockholders’ equity accounts

They are restated as explained in note 4.2, except for the “Capital Stock” and “Non capitalized contributions” account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

4.4.19.	Statement of income accounts

•	Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 4.2.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 4.2.

•	The effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

4.4.20.	Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”. The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the SEC´s presentation requirements.

4.4.21.	Significant Estimates

The preparation of financial statements in conformity with BCRA rules requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the periods. Significant estimates have been made by management in several areas, including the allowances for loan losses (see Note 4.4.5.), allowances for other contingencies (see Note 4.4.17.), allowances for legal actions (see Note 1.2.7.) other general unappropiated allowances (see note 1.2.2. and 4.4.16.) and the future obligations associated with the Bank’s litigation (see Note 36). Actual results could differ materially from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

4.4.22.	Other Subsidiaries’ Liabilities

Other Subsidiaries´s Liabilities caption included the balance from insurance companies, claims in adjustment process, mathematical reserve and reinsurer´s reserve, and others related to insurance business, established by the Superintendency of Insurance.

Detailed below are the balances of those accounts

	2003	2002
OTHER SUBSIDIARIES´ LIABILITIES
Insurance companies, claims in adjustment process	319,173	380,824
Insurance companies, mathematical reserve	888,290	660,080
Insurance companies, reinsurer’s reserve	(89,780)	(209,776)
Others related to insurance business	88,131	224,774
Total	1,205,814	1,055,902

4.5.	Differences between BCRA rules and generally accepted accounting principle effective in Buenos Aires City

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years. Furthermore, by General Resolution No. 434, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

The financial statements at December 31, 2002 and 2001, presented for comparative purposes, were restated following the same criterion.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for the year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II. Valuation criteria

a) Argentine Government Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 thousands for Secured Loans. At December 31, 2003 and 2002, those loans are recorded under “Loans – to the Public Sector” amounting to 5,853,475 and 5,546,045 (consolidated amounts), respectively, in accordance with the criterion described in Note 4.4.3.a. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2003 and 2002 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each year, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Government securities and other receivables from financial transactions

At December 31, 2003 and 2002, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see note 4.4.2 and 4.4.8) as per the following detail:

Item	31.12.2003	31.12.2002
Compensation received and pending receipt from the Nation Government (Boden 2012)	1.275.171	2.104.666
Argentine Republic External Bills	645.593	713.314
Treasury Bills Series 90	62.608	59.715
Other	18.456	36.612

In addition, the Bank held Secured Bonds (maturity 2018) at December 31, 2003 for 979,507, recorded in unlisted government securities (see note 4.4.2).

In accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires, these assets should be valued at their current value. At December 31, 2003, the market values of the Boden 2012 at the closing of operations on the last working day of the year amounted to USD 63.84 per each USD 100 face value. However, as the remaining bonds have not reached significant levels of transactions on the market, the known market values may not represent the actual value of realization of such assets.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.2.7.I, at December 31, 2003, the Bank recorded assets amounting to 811,557 under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts (originally recorded under “Other Receivables – Miscellaneous Debtors”) should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

Unrealized valuation difference

As mentioned in Note 1.2.2, at December 31, 2002 the Bank recognized 430,282 under “Unrealized valuation difference” in the shareholders’ equity corresponding to the portion of compensation received under sections 28 and 29 of Decree No. 905/02 of the National Executive Branch, equivalent to the recognition of 40% on the net position in foreign currency at December 31, 2001. In accordance with the professional accounting standards in force in the Buenos Aires City, at December 31, 2002 that amount should have been appropriated to the results of that year.

In all other respects, BCRA rules are consistent with generally accepted accounting principles in Buenos Aires City.

4.6.	Consolidar Cía. de Seguros de Retiro S.A

The Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 64,753 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

NOTE 5—IRREVOCABLE CAPITAL CONTRIBUTIONS IN ATUEL FIDEICOMISOS S.A. AND PURCHASE OF 5% INTEREST IN FRANCES ADMINISTRADORA DE INVERSIONES S.A.

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13.000.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited for 580 while the remaining 95% was acquired by Atuel Fideicomisos S.A.

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

As of December 31, 2003, the capital stock of CL amounts to 57,100, and its stockholding structure is as follows:

BF:	69.5271%
BBVA:	29.9475%
Inversora Otar S.A.:	0.5254%

NOTE 7—BANCO FRANCES (CAYMAN) LIMITED

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were converted under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority dated May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank has made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands has authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

NOTE 8— PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA.

PSA Finance Argentina Cía. Financiera S.A. was registered with the Public Registry of Commerce on November 29, 2001. On February 21, 2002, the BCRA, through Communication “B” 7134, authorized the Company to begin its activities as a finance company. On October 31, 2003, subject to the approval of the B.C.R.A., BF acquired 50 % of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañia Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The Company, with a single office located in the city of Buenos Aires, has the purpose of granting loans in the retail market for the acquisition of new and used cars offered by the network of Peugeot Argentina S.A. official dealers. It does not contemplate procuring funds from deposits, term investments or corporate bonds, but only contemplates procuring them by obtaining loans from other domestic financial institutions. The company started operations in March 2002.

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

As of December 31, 2003, BF holds a 40% equity interest in this company, whose capital stock is made up of 20,000,000 shares of common stock with a face value of ARS1 each.

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

	At December 31,
	2003	2002
Peso and Foreign Currency Balances	1,266,338	1,369,463

It is not possible to provide any assurance as to the permanence of current legislation, rules and regulations or to foresee the requirements that the regulatory body could possibly impose in the event of the Bank failing to comply with the potential new regulatory frameworks.

10.2.	Restrictions on assets

As of December 31, 2003, there are Bank and subsidiaries assets, which are restricted as follows:

a)	The Government and Private Securities account includes 379,653 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned in note 1.2.2, have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 65,718 in guaranteed loans—decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,158 is allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 3,112,544 in guaranteed loans—decree 1387/01 allocated to the guarantee for the payments in advance by the BCRA (note 1.2.8).

e)	The “Loans to the non financial private sector and residents abroad” account includes 335,007 in syndicated loans provided as security for the assistance received from BBVA Madrid (note 1.2.8).

f)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,500. These shares have been pledged in favor of “HSBC—La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

NOTE 11—INTEREST-BEARING DEPOSITS WITH OTHER BANKS

a)	Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 635,573 and 659,337 as of December 31, 2003 and 2002 respectively; and (2) interest-bearing deposits in foreign banks totaling 455,862 and 82,251 as of December 31, 2003 and 2002, respectively.

b)	Included in “Loans” there are: (1) overnight foreign bank interest-bearing deposits totaling 44,092 and 76,753 as of December 31, 2003 and 2002, respectively; and (2) other totaling 4,435 and 88,149 as of December 31, 2003 and 2002, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 93,981 and 53,792 as of December 31, 2003 and 2002, respectively.

NOTE 12—GOVERNMENT AND PRIVATE SECURITIES

Government and private securities held by the Bank at December 31, 2003 and 2002 are as follows:

Government Securities

	At December 31,
Holdings in investment accounts	2003	2002
Argentine Republic External Bills (VEY4D)	88,323	36,088
Argentine Bonds (BODEN 2012)	1,025,022	1,764,391
Argentine Treasury bills	64,379	70,842
Other	15,633	25,375

Total	1,193,357	1,896,696

	At December 31,
Holdings for trading or financial transactions	2003	2002
Debt Consolidation Bonds – Social Security (BOCON)	10,495	—
Argentine Federal Government Bonds – (BODEN 2007)	32,015	—
Argentine Federal Government Bonds – (BODEN 2008)	24,230	—
Argentine Federal Government Bonds – (BODEN 2012)	19,758	—
Middle Term Treasury Bonds (BONTE 2002)	7,399	8,900
Argentine Central Bank Bills (LEBAC)	480,917	19,608
Argentine Treasury Bills	9,047	1,782
USA Treasury Notes	14,610	140,214
Other Debt Bonds	22,120	8,631

Total	620,591	179,135

	At December 31,
Unlisted Government securities	2003	2002
Secured Bonds (BOGAR 2018)	979,507	—
Tucumán Provincial Treasury Bonds	—	47,762
Tax credit certificates due in 2003/2006	86,225	93,056
Other	1,110	11,026

Total	1,066,842	151,844

	At December 31,
Investment in listed private securities	2003	2002
Shares	53,397	16,940
Negotiable Obligations	47,525	28,239
Mutual Funds	83,213	1,734
Certificates of participation in financial trusts	470	7,486

Total	184,605	54,399

Securities holdings in investment accounts

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2003 and 2002, were as follows:

	At December 31,
	2003	2002	2003	2002	2003	2002	2003		2002
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Argentine Republic External Bills (VEY4D)	645,677	718,261	—	—	—	—	645,677	(1)	718,261	(1)
Argentine Bonds (BODEN 2012)	1,025,022	1,764,391	—	—	370,648	—	654,374		1,764,391	(1)
Argentine Treasury Bills	64,379	70,842	—	—	—	—	64,379	(1)	70,842	(1)
Other Debt Bonds	15,633	25,375	—	—	—	17,455	15,633	(1)	7,920

Total	1,750,711	2,578,869	—	—	370,648	17,455	1,380,063		2,561,414

(1)	Non representative valuation

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2003, by contractual maturity were as follows:

	At December 31, 2003
	Book value	Market value
Past due	588,573	588,573
Due in one year or less	133,003	133,003
Due after one year through five years	512,512	327,188
Due after five years through ten years	514,009	328,685
Thereafter	2,614	2,614

Total	1,750,711	1,380,063

As of December 31, 2003 and 2002, the Bank did not hold government securities classified as “held to maturity” under US GAAP. The government securities classify as “holding in investment account” under BCRA rules was classified as “available for sale” under U.S. GAAP (see Note 37.5.1). In addition, under US GAAP at December 31, 2002 the Bank recorded gain extinguishment of liabilities originated on swap of Argentine Federal Government Bonds (see note 37.18.).

NOTE 13—LOANS

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To government sector: loans to public sector, excluding public financial entities.

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

Collateral loans (real state mortgage and security agreements): loans secured by privileged guarantees.

Credit cards: consists mainly of credit card loans.

Under BCRA rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	At December 31,
	2003	2002
Government sector	6,693,431	7,485,406
Financial sector	78,786	12,725
Non-financial private sector and residents abroad	2,023,708	2,848,352

—Commercial
With self-liquidating preferred guarantees	20,033	13,873
With other preferred guarantees	33,305	85,074
Without preferred guarantees	1,158,593	1,769,144
—Consumer
With self-liquidating preferred guarantees	3,353	770
With other preferred guarantees	425,582	490,562
Without preferred guarantees	382,842	488,929
Less: Allowances for loan losses	(459,573)	(1,062,512)

Total	8,336,352	9,283,971

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

The Bank also tracks its loan portfolio by industry segment. At December 31, 2003, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Governmental Services	76.10%
Consumer	11.25%
Other	6.28%
Food Stuff	2.18%
Financial Sector	0.90%
Agricultural Livestock	0.90%
Retail Trade	0.59%
Services	0.56%
Wholesale Trade	0.39%
Chemicals	0.38%
Beverage	0.30%
Construction	0.14%
Electricity, Oil, Water	0.03%

Total	100.00%

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

As of December 31, 2003 and 2002, the Bank’s exposure to Government sector is explained in note 1.2.3.

During 2003, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal year ended December 31, 2003, is as follows:

2003
Balance at the beginning of the fiscal year	75,627
New Loans	5,203
Repayments	(74,103)

Balance at the end of the fiscal year	6,727

Total loans outstanding to these related parties at December 31, 2003 and 2002 including accrued interest, amounted to 6,762 and 76,201, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2003 and 2002, approximately 56,646 and 160,000 or 0.64%, and 1.55% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on bases different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2003 and 2002, non-performing loans amounted to 586,232 and 1,157,542, respectively; Past due loans included in the abovementioned amounts reach to 556,425 and 1,129,652 at December 31, 2003 and 2002, respectively.

NOTE 14—ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Balance at the beginning of the fiscal year	1,062,512	1,281,432	449,805
Provision for loan losses	317,993	1,097,613	1,132,699
Charge-offs	(914,715)	(403,773)	(301,072)
Monetary gain generated on allowances	(6,217)	(912,760)	—

Balance at the end of the fiscal year	459,573	1,062,512	1,281,432

NOTE 15—OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

The composition of other banking receivables by type of guarantee is as follows:

	At December 31,
Description	2003	2002
With preferred guarantees	277,549	300,530
Without preferred guarantees	1,438,202	1,539,555
Allowances	(104,717)	(128,323)

	1,611,034	1,711,762

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2003	2002
Forward Purchases and Sales
Forward foreign exchange sales
Debtors under forward sales of foreign exchange	3,596	—
Forward sales of foreign exchange (1)	3,594	—
Forward government securities purchases
Forward purchases of government securities(1)	—	6,651
Creditors under forward securities purchases	—	6,417
Forward purchases of securities
Forward purchases of securities (1)	40,033	21,327
Creditors under forward securities purchases	38,922	21,700
Forward government securities sales
Debtors under forward sales of government securities	—	6,417
Forward sales of government securities (1)	—	6,651
Forward sales of securities
Debtors under forward sales of securities	26,090	6,820
Forward sales of securities (1)	26,781	6,020
Repurchase and reverse repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings in held to maturity	557,354	682,299
Creditors under government securities repurchase agreements with holdings in held to maturity	307,945	368,157

	At December 31,
Description	2003	2002
Spot transactions with settlement another day
Unsettled spot securities purchases	13,250	5,030
Creditors under unsettled spot securities purchases	31,443	7,810
Debtors under unsettled spot securities sales	34,841	5,170
Unsettled spot securities sales	16,529	4,606
Unsettled spot foreign exchange purchases	779	1,694
Creditors under unsettled spot foreign exchange purchases	791	1,704
Debtors under unsettled spot foreign exchange sales	1,168	1,494
Unsettled spot foreign exchange sales	1,163	1,481
Unsettled spot Government securities purchases	60,356	10,244
Creditors under unsettled spot Government securities purchases	60,088	8,316
Debtors under unsettled spot Government securities sales	61,629	6,866
Unsettled spot Government securities sales	61,903	9,111

(1)	These accounts include the contract amount of the transactions expressed in thousand of Ps. using the closing exchange rate or quoted market value.

NOTE 16—EQUITY INVESTMENTS IN CONTROLLED MAJORITY-OWNED SUBSIDIARIES

The following summarizes the investment in and related information of controlled majority-owned subsidiaries which are consolidated.

	Shares			Percentage participation
	Type	Quantity		Capital		Votes
		December 31,		December 31,		December 31,
Companies		2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd.	Common	305,506,745	82,283,621	100.0000	100.0000	100.0000	100.0000
Francés Valores Sociedad de Bolsa S.A	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A	Common	200,000	200,000	66,6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía. Financiera S.A.	Common	9,000,000	—	50.0000	—	50.0000	—
Credilogros Cía. Financiera S.A	Common	39,700,000	39,700,000	69,5271	69.5271	69.5271	69.5271

NOTE 17—PREMISES AND EQUIPMENT AND OTHER ASSETS

17.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	At December 31,
Description		2003	2002
Land and buildings	50	461,581	514,672
Furniture and facilities	10	83,768	89,181
Machinery and equipment	5	121,246	169,816
Vehicles	5	3,573	4,122
Accumulated depreciation		(262,193)	(281,589)

Total		407,975	496,202

Depreciation expense was 51,935 and 56,926, at December 31, 2003 and 2002, respectively.

17.2.	Other assets

Other assets consisted of the following at December 31, 2003 and 2002:

	Estimated useful life (years)	At December 31,
Description		2003	2002
Rent assets	50	3,365	4,643
Works of art	—	983	983
Assets acquired for secure loans	50	775	5,358
Stationery and office supplies	—	1,195	1,869
Land and buildings not affected by banking activities	50	112,925	101,607

Total		119,243	114,460

Depreciation expense was 1,940 and 2,378, at December 31, 2003 and 2002, respectively.

NOTE 18—INTANGIBLE ASSETS

The breakdown of goodwill account as of December 31, 2003 and 2002, is as follows:

	At December 31,
Description	2003	2002
Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization of 27,576 at December 31, 2003	38,718	48,643

Amortization expense on goodwill was 9,925 and 63,152 at December 31, 2003 and 2002, respectively.

Organization and development expenses

The breakdown of organization and development account as of December 31, 2003 and 2002, is as follows:

	At December 31,		Estimated useful life (years)
Description	2003	2002
Start-up expenses of Consolidar AFJP	59,691	69,944	11
Organization and development non – deductible expenses	811,557	—	5
Computer software acquisition expenses and computer programs development expenses	26,830	59,492	5
Other intangible assets	47,637	39,570	5

Total	945,715	169,006

The variations in 2003 in intangible asset accounts were as follows:

2003
Balance at January 1, 2003	169,006
—Additions	992,261
—Decreases	8,780
—Period amortization	206,772

Balance at December 31, 2003	945,715

NOTE 19—OTHER ALLOWANCES

Other allowances deducted from assets or included in liabilities are as follows:

	At December 31,
Description	2003	2002
Deducted from assets
For government and private securities (1)	22,944	42,215
For other receivables from financial transactions (2)	104,717	128,323
For assets subject to financial leasing (2)	656	596
For investments in other companies (3)	15,778	18,225
For other receivables (4)	337,670	395,044

Total	481,765	584,403

Liabilities
Other loss contingencies (5)	443,238	365,511
Contingent commitments (6)	43,944	309,120

Total	487,182	674,631

(1)	Recorded to cover possible impairment risk arising out of government securities.

(2)	Recorded in compliance with the provisions of Communication “A” 2729, as supplemented, of the BCRA, taking into account note 4.4.5.

(3)	Recorded to cover possible impairment risk arising out of investments in other companies.

(4)	Recorded to cover possible uncollectibility risks arising out of other receivables.

(5)	Principally includes labor litigation amounting to 10,647. and 8,434 thousand at December 31, 2003 and 2002, respectively, and customer and other third-party claims amounting to 432,591 and 357,077 at December 31, 2003 and 2002, respectively. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.

(6)	Allowance provided in accordance with BCRA rules to cover potential Contingent Commitments risks. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.

NOTE 20—OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Central Bank of The Argentine Republic

The Bank borrows funds under various credit facilities obtained from the Central Bank for specific purposes, as follows:

	At December 31,
Description	2003	2002
Short-term liabilities	113,086	1,847,730
Long-term liabilities	2,079,558	333,146

Total	2,192,644	2,180,876

At December 31, 2003 and 2002, accrued interests included on the above liabilities amounted to 142,781 and 153,035, respectively. During fiscal year 2003, interest rates for that liabilities varied from 3,20 % to 7,30 % per annum, and as of December 31, 2003 the interest rate was 3,59 % per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2005	291,584
2006	370,822
2007	285,858
2008	212,823
2009	419,979
As from 2009	498,492

Total	2,079,558

Long-term liabilities with the BCRA includes the advances received from the BCRA during the period March through July 2002.

Bank and International Organizations and Financing Received From Financial Institutions

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	At December 31,
Description	2003	2002
Short-term liabilities
Other lines of credit from local and foreign banks	940,079	1,836,146

Total short-term liabilities	940,079	1,836,146

Long-term liabilities
Other lines of credit from local and foreign banks	256,476	9,382

Total long-term liabilities	256,476	9,382

Total	1,196,555	1,845,528

Accrued interests included on the above liabilities are 1,332 and 35,619, at December 31, 2003 and 2002, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying consolidated balance sheets. Interest rates for long-term liabilities vary from 1,87% to 4,10% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2005	9,368
2006	8,064
2007	—
2008	239,044

Total	256,476

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

NOTE 21— TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

The balances as of December 31, 2003 and 2002, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2003	2002	2003	2002	2003	2002
BBVA	733,580	803,436	1,438,016	1,887,360	5,800	3,565
Consolidar A.R.T. S.A.	123	4	13,273	24,726	143,166	177,638
BBVA Seguros S.A.	105	1,558	10,472	8,065	—	33,727
Rombo Cía. Financiera S.A.	122	278	1,175	1,129	—	—
Inversora Otar S.A.	2,274	1,446	235	305	376,560	172,775
Consolidar Salud S.A.	20	—	—	—	—	—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

NOTE 22—CORPORATE BONDS

22.1.	Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to USD 500,000,000.

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

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to USD 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to USD 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

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

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time USD 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 27.).

The following chart reflects corporate bonds in force as of December 31, 2003:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	59.332	03/31/2005	(3)
USD 1,000,000,000	11/26/2003	Non-subordinated	121,504,050	USD	100%	(2)	Semiannual	357,144	10/31/2008	(4)

(1)	Libor plus 330 basis points.

(2)	Libor plus 100 basis points.

(3)	Principal is fully repayable upon maturity.

(4)	Principal shall be amortized in 10 monthly installments with maturity between April 30 and October 31 each year (see note 1.2.8.).

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

22.2.	Corporate bonds issued by Corp Banca S.A. (CB) (later BBVA Banco Francés S.A.)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 23.2), as of December 31, 2003, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of December 31, 2003, the book value of such bonds amounts to 8,745, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 23.2).

NOTE 23—FINANCING FROM THE FIDUCIARY FUND FOR ASSISTENCE TO FINANCIAL AND INSURANCE INSTITUTIONS (FFAEFS)

23.1.	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex—Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER.

23.2.	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of USD 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of USD30,000,000. Such issuance took place on December 18, 1998 (see note 22.2).

As of December 31, 2003, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.4.

NOTE 24—BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	At December 31,
Description	2003	2002
Assets
Cash and due from Banks	741,240	268,271
Government and private securities	1,198,663	1,966,556
Loans	993,080	857,722
Other receivables from financial transactions	1,067,634	1,215,109
Assets subject to financial leasing	93	117
Investments in other companies	924	1,215
Other receivables	35,608	40,511
Suspense items	150	42

Total	4,037,392	4,349,543

Liabilities
Deposits	920,337	822,142
Other liabilities from financial transactions	2,109,969	2,733,902
Other liabilities	16,567	17,119
Subordinated Corporate Bonds	59,332	68,634
Suspense items	38	46
Other subsidiaries´ liabilities	6,694	—

Total	3,112,937	3,641,843

NOTE 25—CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322—originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

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

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the former-BFRP and the former-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

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

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in their opinion, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank received service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court’s judgment. In the opinion of the Board of Directors, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

This ruling was appealed by the plaintiff and the Court of Appeals confirmed in its entirety the judgment rejecting the claim brought against the Bank. The plaintiff filed an extraordinary appeal that was rejected by the Court and, subsequently, the plaintiff brought a reconsideration for the dismissal before the Supreme Court of Justice, which was rejected by that Court, thus establishing final judgement that fully rejected the claim filed.

NOTE 26—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

26.1.	Due to the agreement mentioned in Note 23, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

26.2.	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

26.3.	As mentioned in note 4.4.2, BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value booked in the month in which the fiscal year ends.

NOTE 27—STOCKHOLDERS’ EQUITY

27.1.	Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank´s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank´s Board of Directors, at this meeting of December 5, 2002, decided on the following issues, among others, the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

On December 31, 2002, was decided to declare the capital increase closed, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated.

27.2.	Authorized and issued shares

The capital stock of the Bank consists of 368,128,432 Ordinary Shares, par value Ps. 1.00 each, all of which are issued and available to stockholders. At July 1, 1992, there were 58,099,410 Ordinary Shares, par value Ps. 1.00 each. Following a stock distribution and a share subscription in September 1993, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 34,859,700 Ordinary Shares and by 18,539,914 Ordinary Shares, respectively. Furthermore, following stock distributions in September 1995 and October 1996, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 16,724,854 and 19,233,582 Ordinary Shares, respectively. At March 1998, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 25,000,000 and 14,174,432, respectively, as a result of the issuance of common stock originated by share subscription and by the exchange share rate by merger with BCA, for a total of 186,631,892 Ordinary Shares, par value Ps. 1.00 each. In April 1999, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 23.000.000 as a result of the issuance of common stock by a share subscription. Finally, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 158,496,540 as a result of the issuance of common stock above mentioned.

27.3.	Non capitalized contributions—Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the consolidated statement of changes in stockholders´ equity represents:

a)	The balance of the surplus of the 1981 technical valuation of properties of the Bank, which is available to absorb losses on the disposal or devaluation of such properties restated as mentioned in note 4.2.

b)	The inflation adjustment related to capital stock at the beginning of each year, restated as mentioned in note 4.2. Capital stock maintains its nominal (par) value at each balance sheet date.

c)	The inflation adjustment related to the increase in capital stock restated as mentioned in note 4.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each year.

The composition of “Adjustments to stockholders’ equity” is as follows:

	At December 31,
	2003	2002
Adjustment to equity fund appraisal revaluation	41,285	41,285
Adjustments to Capital Stock (Included Issuance Premiums)	728,619	728,619

Total	769,904	769,904

27.4.	Issuance Premiums (Stated at original values)

During November 1993, shares were subscribed for a par value of 18,539,914, having been placed in Argentina and abroad at Ps. 10.20 per share. The difference between this price and the nominal value, less issuance costs, has been recorded under “Issuance Premiums” account. During March 1998, 195,000 has been recorded under the “Issuance Premium” account due to a par value of 25,000,000 share subscription, having been placed in Argentina at Ps. 8.80 per share. On March 1998, 14,174,432 shares were issued as a result of the merger with ex BCA resulting a 47,945 paid in-capital recorded under the “Issuance Premiums” account. As a result of the merger of Consolidar AFJP with Fecunda AFJP and Consolidar Compañía de Seguros de Vida S.A. with Vida Fecunda Compañía de Seguros de Vida S.A., the Bank recognized the higher value generated in both mergers in the amount of 4,451 and 692 in its stockholder’s equity under the “Issuance premium” account. The Extraordinary Stockholder’s Meeting of May 4, 1998, approved, effective as of April 30, 1998, the reversal of the shares issuance premium in the amount of 195,000 related to the capital increase for FV 25,000 paid in on December 1997, and bearing up to the amount of 195,000 in goodwill arising from purchasing of 71.754% of BCA’s capital stock. Due to the issuance of 23,000,000 share subscription in July, 1999 (value Ps. 1 per share), at Ps. 6,40 each, the Bank received 124,200 over the nominal value of the shares that has been recorded under the “Issuance premiums” account. Finally, on October 13, 2000, the Extraordinary Stockholders Meeting of CL approved the issuance of shares subscribed by FBC for an amount of 17,100. The increase of capital originated a 3,129 premium in the participation of BF which was accounted under the “Issuance Premiums” account. Finally, due to the issuance of 158,496,540 shares subscription in December 2002 (value Ps. 1 per share), as above mentioned, at Ps. 3,59 each, the Bank received 590,996 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account.

NOTE 28—MINIMUM CAPITAL REQUIREMENTS

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2003 and 2002, the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA regulations, are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital
December 31, 2003	462,583	1,741,989	1,279,406
December 31, 2002	840,343	1,991,648	1,151,305

NOTE 29—COMPLIANCE WITH CNV REQUIREMENTS

29.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2003, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

29.2.	Mutual Fund custodian

As of December 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities y warranties in custody in the amount of 296,252, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, index, options and government securities in custody in the amount of 155,013, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

NOTE 30—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

30.1.	Bank deposits guarantee insurance system

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and B.C.R.A.’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the B.C.R.A. with one share as a minimum and the trustees of the trust created by the financial entities in the proportion to be determined for each by the B.C.R.A. according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.8512% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the entity through application of section 49 of the B.C.R.A.’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

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

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April 2002, the contribution was reimbursed to the bank, after its switch into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

NOTE 31—EARNINGS PER SHARE

Earnings per share for the fiscal years ended December 31, 2003, 2002 and 2001, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

NOTE 32—EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll.

These expenses aggregated 24,784, 25,199 and 51,964 for the fiscal years ended December 31, 2003, 2002 and 2001, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

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

	As of December 31, 2003
	Banking Financial
	BBVA Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets	12,460,436	2,506,379	55,300	11,872	15,033,987	298,830	1,334,562	(131,120)	16,536,259
Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income and other income	1,200,020	89,612	22,230	147	1,312,009	186,902	342,025	(82,995)	1,757,941
Total income (1)	2,363,201	652,680	32,858	747	3,049,486	233,482	460,236	(102,027)	3,641,177
Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Allowances for doubtful loans	(73,203)	—	(4,164)	(139)	(77,506)	—	—	—	(77,506)
Operating expenses	(509,179)	(6,155)	(23,165)	(1,713)	(540,212)	(105,906)	(35,655)	652	(681,121)
Other expenses	(1,034,924)	(2,985)	(5,012)	(238)	(1,043,159)	(95,052)	(394,544)	82,343	(1,450,412)
Total expenses (2)	(2,799,137)	(478,024)	(42,881)	(3,799)	(3,323,841)	(213,883)	(484,635)	102,027	(3,920,332)
Gain on minority interest in subsidiaries.	—	—	2,996	1,789	4,785	(8,065)	7,800	—	4,520
Net monetary loss	1,548	—	(100)	(195)	1,253	(2,099)	(245)	—	(1,091)
Total net income (loss)	(434,388)	174,656	(7,127)	(1,458)	(268,317)	9,435	(16,844)	—	(275.726)

	As of December 31, 2002
	Banking Financial
	BBVA Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets	13,228,775	1,676,412	99,764	15,004,951	299,463	1,181,350	(219,452)	16,266,312
Financial income	4,781,803	438,666	53,138	5,273,607	163,690	285,094	(58,117)	5,664,274
Service charge income and other income	975,082	7,879	17,515	1,000,476	203,406	268,702	(51,610)	1,420,974
Total income (1)	5,756,885	446,545	70,653	6,274,083	367,096	553,796	(109,727)	7,085,248
Financial expenses	(3,486,671)	(1,067,563)	4,161	(4,558,395)	(85,116)	(27,031)	58,117	(4,612,425)
Allowances for doubtful loans	(596,499)	(27,602)	(31,294)	(655,395)	—	—	—	(655,395)
Operating expenses	(672,252)	(3,793)	(41,176)	(717,221)	(126,433)	(26,180)	646	(869,188)
Other expenses	(1,298,132)	(184,428)	(7,290)	(1,489,850)	(85,857)	(117,374)	50,964	(1,642,117)
Total expenses (2)	(6,053,554)	(1,283,386)	(83,921)	(7,420,861)	(297,406)	(170,585)	109,727	(7,779,125)
Gain on minority interest in subsidiaries.	—	—	37,762	37,762	33,264	(11,936)	—	59,090
Net monetary loss	(17,992)	—	(74,265)	(92,257)	(113,570)	(410,648)	—	(616,475)
Total net income (loss)	(314,661)	(836,841)	(49,771)	(1,201,273)	(10,616)	(39,373)	—	(1,251,262)

	As of December 31, 2001
	Banking Financial
	BBVA Banco Francés S.A.	BBVA Uruguay S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets	17,522,031	959,999	2,081,767	290,723	20,854,520	376,082	1,379,000	(238,496)	22,371,106
Financial income	2,489,279	112,109	187,339	85,231	2,873,958	15,236	143,531	(13,645)	3,019,080
Service charge income and other income	983,070	16,525	38,298	26,564	1,064,457	503,626	445,738	(161,286)	1,852,535
Total income (1)	3,472,349	128,634	225,637	111,795	3,938,415	518,862	589,269	(174,931)	4,871,615
Financial expenses	(1,271,474)	(88,157)	(34,645)	(8,472)	(1,402,748)	(307)	(6,261)	38	(1,409,278)
Allowances for doubtful loans	(867,261)	(11,264)	(219,826)	(27,663)	(1,126,014)				(1,126,014)
Operating expenses	(1,019,150)	(63,343)	(4,971)	(46,378)	(1,133,842)	(225,221)	(35,148)	1,055	(1,393,156)
Other expenses	(292,512)	(9,162)	(12,529)	(5,586)	(319,789)	(219,181)	(460,254)	161,309	(837,915)
Total expenses (2)	(3,450,397)	(171,926)	(271,971)	(88,099)	(3,982,393)	(444,709)	(501,663)	162,402	(4,766,363)
Loss on minority interest in subsidiaries.		(9,444)		(1,136)	(10,580)	(34,191)	(29,456)		(74,227)
Total net income (loss)	21,952	(43,292)	(46,334)	23,696	(43,978)	74,153	87,606	(12,529)	31,025

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.

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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in note 13, the bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. For the years ended December 31, 2003, 2002 and 2001, the Bank recorded, under BCRA rules, income from guaranteed loans (decree 1387/01) of 680,919, 1,837,890 and 72,171, respectively. In addition, for the years ended December 31, 2003, 2002 and 2001, the Bank recorded net income from government securities of 179,667; 86,481 and 739,503, respectively.

Substantially most of Bank’s operations, property and customers are located in Argentina.

NOTE 34—CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

The presentation of financial statements according to Central Bank rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The following financial statements have been restated into constant Pesos as explained in note 4.2. The restatement was made using the adjustment factor arising from the WPI. These financial statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC. The income statements presented below discloses the categories required by Article 9:

	Year ended December 31,
	2003	2002	2001
Consolidated Income Statements
Interest and fees on loans	776,051	4,086,772	1,869,091
Dividends on investment securities	—	674	229
Interest on investment securities	90,588	78,289	543,338
Trading account interest	166,116	6,419	196,303

Total interest income	1,032,755	4,172,154	2,608,961

Interest on deposits	537,903	2,735,893	2,735,893
Interest on short-tern borrowings	194,140	763,713	177,934
Interest on long-term debt	4,253	32,116	31,608

Total interest expense	736,296	3,531,722	1,314,519

Net interest income	296,459	640,433	1,294,442

Provision for loan losses	77,506	1,616,519	1,126,014

Net interest gain / (loss) after provision for loan losses	218,953	(976,086)	168,428

Service charges on deposit accounts	106,470	138,748	201,799
Credit card service charges and fees	53,303	77,426	132,716
Fees on securities activities	7,297	8,252	62,655
Other commissions	286,664	328,278	991,012
Income from investment in equity securities	2,174	—	—
Premium on forward sales and purchases of foreign exchange net	—	116,623	64,823
Foreign currency gains net	—	1,338,116	68,608
Minority interest in subsidiaries—gain	4,520	6,426	—
Other	1,296,486	922,111	711,463

Total other income	1,756,914	2,935,980	2,233,076

	Year ended December 31,
	2003	2002	2001
Consolidated Income Statements
Commissions	33,376	36,337	75,095
Personnel expenses	299,417	362,733	720,395
Fees and external administrative services	38,481	47,161	64,803
Depreciation of bank premises and equipment and other fixed assets	54,061	62,890	60,443
Business travel and development	10,945	12,165	21,943
Utilities	22,915	32,247	49,918
Advertising and promotion	19,305	20,319	50,835
Contributions and taxes	75,075	96,184	188,501
Maintenance and repairs	22,654	26,551	43,644
Amortization of Goodwill	9,925	75,391	21,400
Provision for loss contingencies	636,660	1,341,750	105,394
Deferred income tax	35,401	321,723	162,910
Foreign currency loss net	65,820	—	—
Loss on disposal of fixed and other assets	10,511	—	—
Minority interest in subsidiaries—loss	—	—	74,227
Loss from effect of inflation on banking assets and liabilities	1,015	619,594	—
Other	727,351	134,361	687,922

Total other expenses	2,062,912	3,189,406	2,327,430

Income before income tax expenses	(87,045)	(1,229,512)	74,074

Income tax expense (see note 4.4.16.)	188,681	21,750	43,049

Net (loss) / gain	(275,726)	(1,251,262)	31,025

Net (loss) / gain per Ordinary Share	(0.75)	(4,33)	0.15

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 statement of income in a manner which warrants further discussion:

- “Foreign currency gain (loss), net”: this item relates primarily to the differences in exchange rates on the Bank’s investments, loans and deposits denominated in foreign currency. The Bank does not maintain foreign currency gains or losses in separate categories of assets and liabilities, respectively, and, therefore, since such gains or losses cannot be separately identified by type of activity, “Foreign currency gains, net”, is presented as a component of “Non-interest income”.

Central Bank rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depicts the Bank’s consolidated balance sheets at December 31, 2003 and 2001 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	At December 31,
	2003	2002
ASSETS
Cash and due from banks	576,247	1,048,876
Interest bearing deposits in other banks	1,073,403	107,281
Forward purchases and under reverse repurchase agreements	597,303	710,151
Unsettled spot purchases	74,385	16,199
Debtors under forward sales and under reverse repurchase agreements	29,686	12,810
Debtors under unsettled spot sales	97,638	13,986
Trading account assets	1,858,405	195,122
Investments securities	1,220,039	2,076,721
Loans	8,785,429	10,240,962
Allowance for loan losses	(459,573)	(1,062,512)
Premises and equipment	407,975	497,083
Intangible assets	984,433	217,649
Other assets	1,290,889	2,191,984

Total assets	16,536,259	16,266,312

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits	6,808,227	5,376,060
Non interest bearing deposits	1,042,092	1,545,408
Creditors under forward purchases and under reverse repurchase agreements	346,867	396,274
Creditors under unsettled spot purchases	92,322	17,830
Forward sales and under repurchase agreements	30,375	12,671
Unsettled spot sales	79,595	15,198
Other short-term borrowings	1,628,755	4,567,833
Other liabilities	1,397,976	1,050,490
Long-term debt	2,711,438	418,782
Commitments and contingent liabilities	487,182	674,631
Minority Interest in subsidiaries	161,033	165,012
Common Stock	368,128	368,128
Non-capitalized contributions	1,704,115	1,704,115
Other stockholders’ equity	(321,846)	(46,120)

Total liabilities and stockholders’ equity	16,536,259	16,266,312

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

Pursuant to BCRA regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying consolidated balance sheets and they have been valued as mentioned in note 4.4.8.

The notional contractual amount of these instruments represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2003 and 2002, the Bank entered into forward contracts for trading and hedging purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in note 15. The following table shows at December 31, 2003 and 2002, the notional value forward transactions divided between hedging and trading (all transactions are due in one year or less):

	At December 31, 2003			At December 31, 2002
	Hedging	Trading	Total	Hedging	Trading	Total
Forward sales and purchases of foreign exchange	3,594	—	3,594	—	—	—
Forward sales and purchases of government and private securities	—	66,814	66,814	—	40,649	40,649

Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	At December 31,
	2003	2002
Credit lines granted (unused portion) cover by debtor classification	170,021	150,887
Foreign trade acceptances and standby letters of credit	132,590	310,575
Guarantees granted	293,891	687,634

(*)	A significant portion of the Bank’s guarantees as of December 31, 2003 and 2002, have a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	At December 31,
	2003	2002
Self-liquidating counter guarantees	43,949	31,866
Preferred counter guarantees	216	2,661

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	At December 31,
	2003	2002
Checks drawn on the Bank pending clearing	90,036	80,083
Checks drawn against other Banks	124,059	26,366
Drafts and notes for collection	376,486	675,060

Trust activities

Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2003 and 2002 total estimated corpus assets were recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

Atuel Fideicomisos S.A., within the framework of its activities, is acting as trustee for the following trusts, and will not respond with its personal property in the execution of the Trust, to be satisfied with the underlying assets.

•	Corp Banca Trust: created by contract dated May 13, 1997, signed between Atuel Fideicomisos S.A., Corp Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, Banco Central de la República Argentina and Seguro de los Depósitos S.A. (the beneficiaries).

The proceeds of the collection and/or the realization of the assets that constitute this Trust, resulting from Trustor’s performance, will be applied to the obligations engaged and/or assumed by Corp Banca S.A.(later BBVA Banco Francés S.A.) as beneficiaries of this Trust, under the terms and conditions detailed in the respective contract.

•	Banco Francés Trust: created by contract dated May 12, 2000, signed between Atuel Fideicomisos S.A., and BBVA Banco Francés S.A., as Trustor and Beneficiary. As from 1 January 2002, by assignment made by BBVA Banco Francés S.A., the beneficiary of the certificate of interest is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos S.A. will act as liquidator and collection manager of the assets under trust, and will be accountable to the beneficiary for all monthly amounts obtained as a consequence of the above-mentioned liquidation and collection.

Non Financial Trusts

BF acts as trustee in 38 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 2,747 million and consist of cash, creditors’ rights, real estate and shares.

NOTE 36—CONTINGENCIES

Export tax rebates

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

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

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

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

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

NOTE 37—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (“US GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA´s rules, the Bank’s financial statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in note 4.2. Accordingly, the accounting measurements for the years ended December 31, 2002 and 2001 were restated following the method described in note 4.1. As allowed by US Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA rules has not been reversed in the reconciliation to US. GAAP.

37.1.	Income taxes

As explained in notes 4.4.16 and 1.2.6. to the consolidated financial statements, the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criteria is in accordance with US GAAP, based on SFAS Nº 109, “Accounting for Income Taxes”.

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	Year ended December 31,
Description	2003	2002	2001
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	(15,143)	(411,655)	(1,802,409)
Tax exempt income	(218,274)	(296,465)	(525,864)
Nondeductible items	278,526	946,592	169,514
Other, net	(97,853)	64,547	21,001

Income tax computed in accordance with U.S. GAAP	(52,744)	303,019	(2,137,758)

Income tax computed in accordance with BCRA rules	206,959	(220,260)	(327,725)

Adjustments to reconcile income tax (benefit) to US GAAP	(259,703)	523,279	(1,810,033)

(Recover) Charge of allowances on deferred tax assets	(132,753)	1,480,740	339,581

The tax exempt income adjustment noted above principally relates to gains generated by equity investment, which were not subject to income tax (64,700 for the year ended December 31, 2003), and to the exemption established during the public debt swap transaction mentioned in note 1.1.5, by which the interest income generated by the Guaranteed Loans received were exempt in the income tax (30,955 and 274,362 for the year ended December 31,2003 and 2002 respectively) and other net effects.

The nondeductible items noted above principally relates to:

•	The effects of the inflation, which were not deductible from income taxes (22,635 and 314,975 for the years ended December 31, 2003 and 2002 respectively).

•

The effect of the conversion into pesos and the adjustment through the CER, over the difference between book value under US GAAP and face value of Federal Government loans carried by the Bank and domestic subsidiaries which were not deductible from income tax (190,967 and 150,032 for the years ended December 31, 2003 and 2002 respectively).

Other includes other net effects, and the permanent differences arising from Consolidated Subsidiaries.

SFAS 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2001, as a result of the deteriorating economic and financial situation in Argentina, a valuation allowance of 339,581 was recorded to reserve for the Bank’s operating loss carryforwards because management believed that it was more likely than not that these assets would not be recovered. During 2002, it became apparent to management that the economic crisis was more severe and the economic recovery in Argentina was further off than originally anticipated. Accordingly, the Bank provided a further valuation allowance of Ps. 1,687,568 and Ps. 1,820,321 in order to fully reserve for its remaining unreserved net deferred tax assets as of December 31, 2003 and 2002 respectively.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,
Description	2003	2002	2001
Deferred tax assets:
Government and private securities valuation	174,330	204,367	85,887
Loans	495,515	754,673	1,277,233
Loan origination fees	4,188	7,653	11,884
Investment in other companies	74,297	—	—
Other liabilities	12,715	11,703	35,356
Allowance for loss contingencies	633,911	446,963	41,431
Reserves from insurance activities	—	—	890
Foreign exchange difference	18,802	—	427,473
Net operating loss	474,232	435,222	314,528
Others	—	—	41,987

	1,887,990	1,860,581	2,236,669

Deferred tax liabilities:
Foreign exchange difference	—	(22,565)	—
Property, equipment and miscellaneous assets	(10,178)	(12,024)	(48,497)
Intangible assets	(4,495)	(4,400)	(28,632)
Investments in other companies	—	—	(36,200)
Others	(252)	(1,271)	—

	(14,925)	(40,260)	(113,329)

Net deferred tax asset under US GAAP	1,873,065	1,820,321	2,123,340

Net deferred tax asset in accordance with BCRA rules	185,497	392,456	172,196

Adjustment to reconcile net deferred tax assets to US GAAP	1,687,568	1,427,865	1,951,144

Allowances on deferred tax assets in accordance with BCRA rules	(185,497)	—	—

Adjustment to reconcile Allowances on deferred tax assets to US GAAP	1,687,568	1,820,321	339,581

The nature of deferred tax asset or liability of the most significant components are described as follows:

•	Government and private securities: as mentioned in note 37.5 all unlisted government and private securities and those with non representative valuation, were adjusted at fair value, thus causing a decrease in their accounting value, which does not comply with the conditions required for them to be tax-deductible in the years ended December 31, 2003 and 2002.

•

Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This differing principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see notes 37.4.4), and the difference between book value under US GAAP and the face value of Federal Government loans before the conversion into pesos plus adjustment through the CER which, as mentioned above, does not comply with the indicators required to be tax-deductible.

•	Property, Equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated as explained in note 4.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

•	Intangible assets: under tax criteria, the amortization of these assets is determined by the full-year-of-addition method, whereas accounting criteria contemplate the calculation of amortization on the basis of the months of useful life elapsed from addition through valuation date.

•	Investments in other companies: the accounting value of participations in controlled companies from abroad is determined by applying the equity method. In terms of the Income Tax Law, the results generated by the above-mentioned companies will only be subject to the tax when dividends are collected.

•	Other liabilities: deferred assets/liabilities result from differences in the accounting and tax criteria used to assess expense accruals such as accrual for dismissals calculation.

•	Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

•	Foreign exchange difference: In fiscal years ended December 31, 2002 and 2003, on valuing the assets in foreign currency, the bank converted such an amounts at the benchmark exchange rate of the BCRA. The income tax law requires Banco Nación buying exchange rate. On fiscal year ended December 31, 2001, the effect generated by the foreign exchange difference resulting from the Argentine peso devaluation booked in the year ended December 31, 2001, according to BCRA rules, which are consistent in this respect with US GAAP, may be deducted from taxes in the next five fiscal years as from the fiscal year commenced on January 1, 2002.

As of December 31, 2003, the Bank (on individual basis) carries accumulated tax loss carry forwards of 474,232 that will mature as follows:

Amount
2006	143,080
2007	288,942
2008	42,210

474,232

The adjustments required in order to reconcile assets and liabilities with the US GAAP, as detailed in the following notes, are shown without considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 1,611,563 as of December 31, 2001 and to decrease by 392,456 as of December 31, 2002. In addition, income would be increased by 392,456 and 1,470,452 as of December 31, 2003 and 2001 respectively, and would be decreased by 2,004,019 as of December 31, 2002.

In addition, as of December 31, 2003, the Bank records an asset of 66,634 for the credit for tax on minimum presumed income. In view of the cumulative tax loss for the three preceding years, under US GAAP this amount has been charged to the income for the year ended December 31, 2003. On the other hand, the Bank´s net assets would be decreased by 66,634 as of December 31, 2003.

37.2.	Loan origination fees

The Bank recognizes fees on credit card loans, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP under SFAS Nº 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 11,083, 30,365 and 32,618 at December 31, 2003, 2002 and 2001, respectively. On the other hand, income for the years ended December 31, 2003, 2002 and 2001 would be increased by 19,282, 2,253 and 4,067, respectively.

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 49,147, 58,948 and 69,812 at December 31, 2003, 2002 and 2001, respectively. In addition income would be increased by 9,801, 10,864 and 10,336 for the years then ended, respectively.

37.4.	Loan loss reserve

The Bank’s provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory general provisions on performing loans, which serve to cover inherent loan losses for which specific provisions have not been made (see Note 4.4.5.).

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

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in notes 37.4.1, 37.4.2, 37.4.3 and 37.4.4 In the opinion of management, the issues mentioned in note 37.4.1 would not have a material effect on the consolidated financial statements.

The following table discloses the amounts required by SFAS 114, as of December 31, 2003, 2002 and 2001:

	Fiscal year ended December 31,
	2003	2002	2001
—Total amount of loans considered as impaired	1,855,435	3,699,705	3,007,669
Amount of loans considered as impaired for which there is a related allowance for credit losses	1,820,799	3,593,579	2,909,184
Amount of loans considered as impaired for which there is no related allowance for credit losses	34,636	106,126	98,485
—Reserves allocated to impaired loans	753,729	1,518,146	1,619,738
—Average balance of impaired loans during the fiscal year	2,009,021	3,474,209	1,147,480

Under US GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Balance at the beginning of the fiscal year	1,772,176	2,437,877	449,805
Provision for loan losses	328,823	1,277,308	2,289,144
Charge-offs	(1,290,552)	(403,773)	(301,072)
Monetary gain generated on allowances	(11,436)	(1,539,236)	—

Balance at the end of the fiscal year	799,011	1,772,176	2,437,877

37.4.1.	Interest recognition—non accrual loans

The method applied to recognize income on loans is described in note 4.4.6.

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

Had US GAAP been applied, the Bank’s assets would be decreased by 10,830 at December 31, 2003. On the other hand, the income for the year ended December 31, 2003 would be decreased by 10,830.

Management believes that such adjustment is not material at December 31, 2002 and 2001.

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

As of December 31, 2001, the above-mentioned debt swap is subject to the provisions of SFAS N° 115, “Accounting for certain investments in debt securities”. According to SFAS N° 115 a non-temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. Once this impairment is recognized in the accounting, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank considered the mentioned value plus the related CER adjustment accrued.

As of December 31, 2003 the values calculated as mentioned in the above paragraph were converted into pesos as explained in note 1.1.5. The income for the year then ended reflects mainly the interest accretion, allowances recovery recorded under BCRA rules (loss), and the effect of the incorporation of new secured loans (loss).

The effects of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 2,005,492, 1,716,493 and 1,759,117 at December 31, 2003, 2002 and 2001 respectively. On the other hand, income would be decreased by 288,999, 95,060 and 1,759,117 for the years ended December 31, 2003, 2002 and 2001respectively. Additionally, see note 37.18.

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

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. During the second six-monthly period of 2003, the Bank has received the mentioned securities in swap, i.e. Secured Bonds due in 2018.

At the date of issuance of these financial statements, the process of swap of some loans granted to other public sector agencies has not yet been concluded.

Considering the issues mentioned above, an impairment does affect such credit facilities and a loss must therefore be recorded according to US GAAP for the difference between their accounting value and the expected value of their future cash flows.

The effects of adjustments required to state these amounts in accordance with US GAAP would be decreased assets by 328,608, 709,664 and 1,156,445 at December 31, 2003, 2002 and 2001 respectively. On the other hand, income for the years ended December 31, 2003 and 2002 would be increased by 381,056—effect of recovering of allowances for loans losses of 375,837 and a monetary gain from these allowances by 5,219 (inflation effect)—and 446,781, respectively, and income for the year ended December 31, 2001 would be decreased by 1,156,445. It should be noted that the increase in the income for the year ended December 31, 2003 is originated in the above – mentioned swap (see additionally note 37.5.2, decreased in the income for the same year).

37.5.	Government and private securities valuation

37.5.1.	Government securities—Listed—Investment accounts

At December 31, 2003, 2002 and 2001, as described in notes 4.4.2. and 4.4.8., Government securities (including those used for forward purchases under repurchase agreements) that the Bank decided to classify as investment accounts (following the regulations of the BCRA), were carried at cost (market quotation at the closing of the day before incorporation of holdings in investment accounts) adjusted for the accrual at fiscal year-end of interests and discounts.

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

Had US GAAP been applied, the Bank’s assets would be decreased 806,859, 1,310,909 and 20,750 at December 31, 2003, 2002 and 2001, respectively.

On the other hand, the income for the year ended December 31,2003 would be increased by 504,050 and the income for the year ended December 31, 2002 and 2001 would be decreased by 1,301,334 and 58,342 respectively.

37.5.2.	Government and private securities—Unlisted—Trading Account

At December 31, 2003 as mentioned in notes 1.2.3 and 37.4.4. the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210.

The Secured Bonds are valued at their present value in accordance with the BCRA standards, due to the fact that the known market values are significantly lower and do not represent the actual value of realization of such assets as they have not reached representative levels of transactions on the market

The Bank carries its unlisted Government and private securities denominated in pesos at their present value in accordance with BCRA (See note 4.4.2). Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value the securities for accounting purposes.

Had US GAAP been applied, the Banks assets would be decreased by 386,761, 46,992 and 230,694 at December 31, 2003, 2002 and 2001, respectively. On the other hand, the income for the year ended December 31,2003 and 2001 would be decreased by 339,769 and 227,206 respectively and the income for the year ended December 31, 2002 would be increased by 68,304. Additionally, see note 37.18

37.6.	Gain contingencies

I) Constitutional protection actions

At December 31, 2003 and 2002, as described in note 1.2.7.I, the Bank record an asset for the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments as from April 2003.

II) Portfolio variation coefficient

At December 31, 2003 and 2002, as described in note 1.2.7.II, the Bank has activated the difference generated by the CVS coefficient application instead of the CER. The National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree 117/2004 .

SFAS Nº 5 “ Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 952,616 and 492,113 at December 31,2003 and 2002 respectively. On the other hand the income for the years ended December 31,2003 and 2002 would be decreased by 460,503 and 492,113 respectively.

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

On 31 December 2003 and because of several adverse instances on the claim referred to above, the Entity resolved to desist thereon and booked the claimed amount as a result of the fiscal year (loss).

Had U.S. GAAP been applied, the Bank’s assets would be decreased by 6,613 at December 31, 2002. On the other hand the income for the year ended December 31, 2003 would be increased by 6,613 and for the year ended December 31, 2002 would be decreased by 6,613.

37.7.	Investment in other companies

At December 31, 2003, 2002 and 2001, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would be increased by 1,458, 1,727 and 3,881 at December 31, 2003, 2002 and 2001, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Central Bank rules. Under US GAAP, such investments, which are non-marketable securities, would have been valued at cost. Had US GAAP been applied, the Bank’s assets would be decreased by 10,029, 6,825 and 11,324 at December 31, 2003, 2002 and 2001, respectively.

On the other hand, the income for the years ended December 31, 2003 and 2001 would be decreased by 3,473 and 2,970, respectively, and would be increased by 2,345 for the year ended December 31, 2002 due to the effect of the differences mentioned in the preceding paragraphs.

37.8.	Foreign currency translation

U.S. GAAP foreign currency translation requirements are covered by SFAS Nº 52. A determination of the foreign entity’s functional currency, which is the currency of the primary economic environment in which it operates, must be made. Depending on the functional currency of the foreign entity, translations of financial statements are performed using a combination of current, average and historical exchange rates.

In the fiscal year ended December 31, 2001 the Bank consolidated its financial statements with its subsidiary BBVA Uruguay S.A. Under US GAAP, the functional currency of BBVA Uruguay S.A. was the Uruguayan peso, a remeasurement to Argentine peso was required. Had US GAAP been applied, at December 31, 2001 such adjustment was not material.

In the fiscal year ended December 31, 2002, this subsidiary was sold. In consequence, the comprehensive income at December 31, 2001 was charged to income in the fiscal year ended December 31, 2002 by 14,074.

The functional currency of Banco Francés (Cayman) Ltd. is the USD. Under U.S. GAAP its financial statements should be translated into Pesos at the current rate for assets and liabilities and at the average exchange rate for its results of operations.

The Bank, under Central Bank rules, has translated the assets, liabilities and results amounts of Banco Francés (Cayman) Ltd. at the applicable fiscal year-end exchange rate (see note 4.3). Had U.S.GAAP been applied, the Bank’s income for fiscal year ended December 31, 2003 would be increased by 159,677 and would be decreased by 317,122 for the year ended December 31, 2002. The comprehensive income for that years would be decreased / increased for such amounts. In opinion of the management, the effect of such adjustments is not material at December 31, 2001.

37.9.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would be increased by 33,586, 32,074 and 77,128 at December 31, 2003, 2002 and 2001, respectively. In addition, the income for the years ended December 31, 2003 and 2001 would be decreased by 1,512 and 11,582, respectively, and would be increased for the year ended December 31, 2002 by 45,054.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately 590,581 and 781,509 at December 31, 2003 and 2002, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see note 34).

37.11.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required under U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by SFAS Nº 133, “Accounting for Derivated Instruments and Hedging Activities”(see note 37.22). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 224,388 and 72,815 at December 31, 2003 and 2002, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see note 34).

37.12.	Technical Valuation

A technical revaluation of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders´ equity” caption. Under BCRA rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders´ equity” to the extent of the original revaluation. Under U.S. GAAP, the technical valuation is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2003, 2002 and 2001. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

37.13.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. Adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 132,590 and 310,575 at December 31, 2003 and 2002, respectively.

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

The effect of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 57 at December 31, 2001. On the other hand, the income for the year ended December 31, 2001 would be decreased by 149, and would be increased for the year ended December 31, 2002 by 57. In the opinion of the management, the effect of such adjustment is not material at December 31, 2003 and 2002.

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

The effect of adjustments required to state such amounts in accordance with US GAAP would be increased liabilities by 1,420 at December 31, 2001. On the other hand, the income for the year ended December 31,2002 would be increased by 1,420. In the opinion of the management, the effect of such adjustment is not material at December 31, 2003 and 2002.

37.16.	Fair Value of Financial Instruments

In December 1991, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards Nº 107, “ Disclosures about Fair Value of Financial Instruments” (SFAS 107). This pronouncement became effective for fiscal years ended after December 15, 1992 and requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

•	Listed—Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2003 and 2002.

•	Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2003 and 2002.

Other receivables from financial transactions

•	Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2003 and 2002 of the securities to be received after the fiscal year-end.

•	Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

•	Compensation to financial institutions for the effects of devaluation and conversion into pesos to be received: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2003 and 2002.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2003 and 2002, (almost 100% considering the contractual terms in effect as of such date), have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Advances requested from the BCRA

Fair value is estimated by discounting future cash flows of the Federal Government Guaranteed Loans—Decree No. 1387/01, given in guarantee to the BCRA.

Non-subordinated and subordinated corporate bonds

As of December 31, 2002, fair value was taken to be equal to the present value of future cash flows discounted at the average year end market interest rates for securities of similar interest rate, credit risk and maturity.

As of December 31, 2003, non-subordinated and subordinated corporate bonds have a remaining maturity of under one year and/or with variable rates, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see note 35);

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2003 and 2002 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2003 and 2002:

	At December 31,
	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	1,639,154	1,639,154	1,050,636	1,050,636
Government and private securities (1)	3,042,451	2,178,809	2,239,859	1,324,697
Loans (2)	8,336,352	5,874,316	9,283,971	7,255,402
Other receivables from financial transactions	1,611,034	1,048,139	1,711,761	1,150,290
Assets subject to financial leasing	16,695	16,695	21,960	21,960
Investments in other companies	42,630	42,630	41,299	41,299

	14,688,316	10,799,743	14,349,486	10,844,284

Financial liabilities
Deposits	8,078,216	8,078,216	6,921,468	6,921,468
Other liabilities from financial transactions	4,592,484	3,789,510	5,174,438	4,797,471
Subordinated Corporate Bonds	68,077	68,077	85,631	78,780

	12,738,777	11,935,803	12,181,537	11,797,719

(1)	Includes the effect described in note 37.5

(2)	Includes the effects described in notes 37.4.3. and 37.4.4

37.17.	Goodwill

•	On May 4, 1998, the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with nominal value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with US GAAP would be increased assets by 254,882 at December 31, 2003, 2002 and 2001. Additionally, the income for the year ended December 31, 2001 would be decreased by 46,342.

•	On May 13, 1999, BBVA (majority owner of BF) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120 month-period). Under US GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had US GAAP been applied, the Bank’s assets would be increased by 15,977, 9,349 and 2,721 thousand at December 31, 2003, 2002 and 2001, respectively. Additionally, the income would be increased by 6,628 for the years ended December 31, 2003 and 2002 and would be decreased by 14,543 for the year ended December 31, 2001.

•	SFAS 142 requires, effective January 1, 2002, that goodwill are no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the US GAAP goodwill. Had US GAAP been applied, the Bank’s assets would be decreased by 309,577, 312,874 and 369,397 as of December 31, 2003, 2002 and 2001 respectively. On the other hand, the income for the year ended December 31, 2003 and 2002 would be increased by 3,297 and 56,523 respectively and the income for the year ended December 31, 2001 would be decreased by 369,397.

37.18.	Transfers and servicing of financial Assets and Extinguishment of Liabilities

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

During the fiscal year ended December 31, 2002, as mentioned in note 1.2.5., the Bank’s customers opted to swap their rescheduled deposits into bonds. For the mentioned bonds subscription, the Bank swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, which had US GAAP carrying values below the carrying value of the extinguished deposits, thus generating in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2002 of 253,081.

In addition, on April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2003 of 104,337, thus generating an increasing of the Bank’s assets by that amount as of December 31, 2003.

Management believes that the effect of the application of this accounting disclosure requirement does not have a material impact on the Bank consolidated financial condition or results of operations for the year ended December 31, 2001.

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

The adoption of this accounting disclosure is shown in note 37.25.

37.20.	Reporting on Comprenhensive Income (loss)

SFAS Nº 130 “Reporting on Comprenhensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other nonowner changes in equity. This statement, which is effective for fiscal years beginning after December 15, 1997, requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in notes 37.26. and 37.27.

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

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS N° 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement as subsequently amended by SFAS N° 137, 138 and 149 is required to be adopted for reporting under U.S. generally accepted accounting principles for all fiscal years beginning after June 15, 2000.

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

Among other provisions, SFAS N° 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness and all hedge ineffectiveness is required to be reported currently in computation of net income. SFAS N° 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS N° 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value.

In note 35, it is explained in detail, the derivate instruments used by the Bank and the valuation methods of these instruments were explained in note 4.4.8. Management believes that the effect of the application of this accounting requirement does not have a material impact on the Bank consolidated financial condition or results of operations.

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

Had US GAAP been applied, the Bank’s net assets and income would be decreased by 1,221,353 at December 31, 2001, and the income for the year ended at December 31, 2002, would be increased by 1,221,353.

Additionally, as mentioned in note 1.2.2, the Bank booked in the Stockholder’s equity the gain resulting from the difference between the stockholder’s equity as of December 31, 2001 and the stockholders´ equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each US dollar. Under US GAAP that amount should be charged to income. Had U.S. GAAP been applied, the Bank’s income for the year ended December 31, 2002 would be increased by 430,282.

37.24.	Technical Commitments

Consolidar Cía de Seguros de Retiro S.A. included the balance from the technical commitments incurred with the insured in the Other Liabilities caption.

The abovementioned caption includes the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with US. GAAP, such amount should have been recorded as a loss for the year.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be increased liabilities by 41,357 at December 31, 2003. On the other hand, income for the year ended December 31, 2003, would be decreased by 41,357.

37.25	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would be required if U.S. GAAP had been applied instead of Central Bank rules:

		Consolidated Net Income Years ended December 31,
	Ref.	2003	2002	2001
Net income as stated		(275,726)	(1,251,262)	31,025
Deferred taxes	37.1	259,703	(523,279)	1,810,033
Allowances on deferred tax assets	37.1	132,753	(1,480,740)	(339,581)
Tax on minimum presumed income	37.1	(66,634)	—	—
Loan origination fees	37.2	19,282	2,253	4,067
Intangible assets	37.3	9,801	10,864	10,336
Non Financial Private Sector and residents abroad loans	37.4.2	(10,830)	—	—
Federal Government guaranteed loans	37.4.3	(288,999)	(95,060)	(1,759,117)
Provincial Government loans	37.4.4	381,056	446,781	(1,156,445)
Securities valuation	37.5	164,281	(1,233,030)	(285,548)
Gain contingencies	37.6	(453,890)	(498,726)	—
Investment in other companies	37.7	(3,473)	2,345	(2,970)
Foreign currency translation to reporting currency (Argentine Peso)	37.8	159,677	(317,122)	—
Vacation expense	37.9	(1,512)	45,054	(11,582)
Variable income investments	37.14	—	57	(149)
Reserves earmarked covering death and disability risks	37.15	—	1,420	—
Goodwill Amortization	37.17	6,628	6,628	(60,885)
Impairment on goodwill	37.17	3,297	56,523	(369,397)
Gain on extinguishment of liabilities	37.18	104,337	253,081	—
Foreign exchange difference	37.23	—	1,221,353	(1,221,353)
Unrealized valuation difference	37.23	—	430,282	—
Technical Commitments	37.24	(41,357)	—	—

Approximated net income / (loss) in accordance with U.S. GAAP		98,394	(2,922,578)	(3,351,566)

Approximated net income / (loss) per share in accordance with U.S. GAAP (1)		0.27	(10.12)	(15.99)

Weighted average number of shares Outstanding (in thousands)		368,128	288,880	209,631

(1)	See Note 37.19.

		Consolidated Stockholders’ Equity At December 31,
	Ref.	2003	2002	2001
Stockholders’ equity as stated		1,750,397	2,026,123	2,070,243
Deferred taxes	37.1	1,687,568	1,427,865	1,951,144
Allowances on deferred tax assets	37.1	(1,687,568)	(1,820,321)	(339,581)
Tax on minimum presumed income	37.1	(66,634)	—	—
Loan origination fees	37.2	(11,083)	(30,365)	(32,618)
Intangible assets	37.3	(49,147)	(58,948)	(69,812)
Non Financial Private Sector and residents abroad loans	37.4.2	(10,830)	—	—
Federal Government guaranteed loans	37.4.3	(2,005,492)	(1,716,493)	(1,759,117)
Provincial Government loans	37.4.4	(328,608)	(709,664)	(1,156,445)
Securities valuation	37.5	(1,193,620)	(1,357,901)	(251,444)
Gain contingencies	37.6	(952,616)	(498,726)	—
Investment in other companies	37.7	(8,571)	(5,098)	(7,443)
Vacation expense	37.9	(33,586)	(32,074)	(77,128)
Variable income investments	37.14	—	—	(57)
Reserves earmarked covering death and disability risks	37.15	—	—	(1,420)
Goodwill	37.17	(38,718)	(48,643)	(111,794)
Gain on extinguishment of liabilities	37.18	104,337	—	—
Foreign exchange difference	37.23	—	—	(1,221,353)
Technical Commitments	37.24	(41,357)	—	—

Approximated consolidated Stockholder’s (deficit) equity in accordance with U.S. GAAP		(2,885,528)	(2,824,245)	(1,006,825)

37.26.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Central Bank format:

	Consolidated Net Income Year ended December 31,
	2003	2002	2001
Financial income	2,270,174	5,881,211	2,733,383
Financial expenses	1,711,293	4,612,425	2,630,631
Allowances for doubtful loans	377,335	835,090	4,041,577
Service income	477,060	551,017	1,176,865
Service expenses	49,594	58,031	126,620
Operating expenses	672,832	813,270	1,394,401
Net Monetary loss	1,091	616,475	—
Other income	1,677,746	572,335	2,104,170
Other expenses	1,444,149	3,029,190	1,098,528

Income (loss) before income tax	168,686	(2,959,918)	(3,277,339)
Income tax	(74,812)	(21,750)	—

Net income (loss)	93,874	(2,981,668)	(3,277,339)

Gain / (loss) on minority interest in subsidiaries	4,520	59,090	(74,227)

Final consolidated income (loss)	98,394	(2,922,578)	(3,351,566)

Comprehensive income / (loss)

Net income (loss) in accordance with US GAAP	98,394	(2,922,578)	(3,351,566)

Other comprehensive (loss) income, net of tax (1):	(159,677)	328,298	31,465

Comprehensive net (loss) in accordance with US GAAP	(61,283)	(2,594,280)	(3,320,101)

(1)	See note 37.27.

37.27.	Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2003, 2002 and 2001:

Tax effects

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation Adjustments	(159,677)	—	(159,677)	317,122	—	317,122	(20,986)	7,345	(13,641)
Unrealized gains/(losses) on Securities:
Unrealized gains/(losses) arising during fiscal year	—	—	—	17,192	(6,016)	11,176	69,395	(24,289)	45,106

Other comprehensive income gain / (loss)	(159,677)	—	(159,677)	334,314	(6,016)	328,298	48,409	(16,944)	31,465

Accumulated other comprehensive income balances

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001
	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income
Beginning balance	303,048	—	303,048	(14,074)	(11,176)	(25,250)	(433)	(56,282)	(56,715)
Current-fiscal year change	(159,677)	—	(159,677)	317,122	11,176	328,298	(13,641)	45,106)	31,465

Ending balance	143,371	—	143,371	303,048	—	303,048	(14,074)	(11,176)	(25,250)

37.28.	Cash flows information

For purposes of the accompanying statement of cash flows the Bank considers cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of inflation from operating, investing and financing activities.

	December 31, 2003	December 31, 2002
Cash and cash equivalents at the end of the fiscal year	1,639,154	1,050,636
Cash and cash equivalents at beginning of the fiscal year	1,050,636	1,899,133

Subtotal	588,518	(848,497)
Reversal of inflation restatement of cash and cash equivalents	7,726	1,028,809

Increase in cash and cash equivalents	596,244	180,312

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash used in operating activities	(942,695)	(1,259,290)
Cash (provided by) used in investing activities	(447,230)	2,080,427
Cash provided by financing activities	1,091,709	3,520,029

Increase in cash and cash equivalents	596,244	180,312

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

	Year ended December 31,
	2003	2002	2001
Net (loss)/gain for the fiscal year	(275,726)	(1,251,262)	31,025
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	284,944	301,001	188,664
Provision for loan losses and special reserves, net of reversals	(18,688)	1,971,653	1,224,391
Net income from government and private securities	(179,667)	(86,481)	(739,503)
Foreign exchange differences	(1,059)	(1,352,718)	(68,375)
Minority interests in subsidiaries	(4,520)	(59,090)	74,227
Deferred taxes	188,681	(256,892)	116,719
Equity (loss)/gain of unconsolidated subsidiaries	(2,844)	(184,356)	9,247
Monetary loss generated on cash and due from banks	7,709	714,260	0
Net (increase) in interest receivable and payable and other accrued income and expenses	(944,825)	(1,513,006)	(110,482)

Net cash (used in) / provided by operating activities	(945,995)	(1,716,891)	725,913

37.29.	New accounting pronouncements (U.S. GAAP)

a)	Accounting for Asset Retirement Obligations

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

b)	Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003

c)	Guarantor’s Accounting and Disclosure requirements for Guarantees

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

d)	Consolidation of variable interest entities

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

In the opinion of the management, the provisions of these rules adopted during 2003 did not have a material effect on net income or shareholders´ deficit under US GAAP.

NOTE 38—SUBSEQUENT EVENTS: REFORMULATION OF THE REGULARIZATION AND REORGANIZATION PLAN AND SALE BANCO FRANCES CAYMAN LTD.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendency of Financial and Exchange Institutions dated March 17, 2004, whereby:

•	The reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled. Such plan included the following actions:

•	Sale of the subsidiary Banco Francés (Cayman) Limited, after swap of: a) Federal Government Secured Loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value; b) Financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

Banco Francés (Cayman) Limited sells Federal Government Secured Loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans.

•	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$ 77,701 thousand granted by BBVA S.A., and supplementarily, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40,000 thousand.

•	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$ 77,701 thousand.

•	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured Loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

•	For a term of 90 days or until formalizing of the sale of the above subsidiary, whichever is first, BBVA Banco Francés S.A. is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of AFJP’s (pension fund administrators) securities, immobilized assets and risk concentration.

•	Furthermore, the Resolution conditions the granting of the above facilities to the carrying out of the actions contemplated under the Regularization and Reorganization Plan, and filing with the BCRA of the pertinent authorizations from foreign control agencies within specified terms.

As of the date of these financial statements, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. Thus, the adjusted shareholders’ equity has substantially increased, on an individual basis, allowing the Bank to meet the Minimum Capital requirements and other technical ratios related to the adjusted shareholders’ equity established by the BCRA.

The price of the above-mentioned sale amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. Under BCRA rules, BF has recorded during fiscal year 2004 such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded during fiscal year 2004 as follows:

•	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

•	The remaining result, 10,978, was charged to income (loss) for the period ended March 31, 2004.

The bank management estimates that the effects of the above-mentioned sale on the bank’s total stockholders´ equity as reconciled under U.S. GAAP are not material.

In addition, the Shareholders´ Meeting held on April 22, 2004 resolved a capital increase as required by the BCRA. To date, the Bank has not completed the capitalization process proposed to the BCRA.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification