Form 20-F
period 2004-12-31
BBVA BANCO FRANCES SA
filed 2005-06-27
CIK 913059

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-12568

BBVA BANCO FRANCÉS S.A.

(Exact name of Registrant as specified in its charter)

BBVA FRENCH BANK

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation)

Reconquista 199

C1003ABB Buenos Aires

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

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2004 is:

Ordinary Shares, par value Ps.1.00 per share—471,361,306

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

BBVA BANCO FRANCÉS S.A.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Banco Francés undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Information on the Company”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

Banco Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4.5. to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 37. to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The Consolidated Financial Statements are presented in accordance with the guidelines of Technical Resolution No. 4 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—”FACPCE”), modified by Technical Resolution No. 19, and the disclosure standards set by the Central Bank.

The Bank presents its financial statements in equivalent purchasing power. These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (INDEC).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and according with the National Securities Commission (“CNV”) General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as of January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the Central Bank and General Resolution No. 441/03 of the CNV, in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement method until February 28, 2003.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2004	2003	2002
Banco Francés Cayman Ltd. and subsidiary (1)		X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary (2)	X	X	X
Atuel Fideicomisos S.A. and subsidiary	X	X	X

(1)	The Bank sold its entire equity interest in Banco Francés Cayman to BBVA in March 2004.
(2)	The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005. (See Note 38 to the Consolidated Financial Statement).

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float, and as of June 23, 2005 traded at approximately Ps.2.8692 per US$1.0. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2000.

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

As more fully explained in Note 1. to the Consolidated Financial Statements, the Bank’s Board of Directors considers that a favorable evolution was observed in several economic variables and the overall financial system in Argentina, and within the Bank in particular since 2003. Among the most significant subsequent events to the closing of the year ended December 31, 2004, the Bank’s Board of Directors highlights: 1) the restructuring of a substantial part of Argentina’s sovereign debt in default; and 2) the resolution issued by the Superintendency of Financial and Exchange Institutions pursuant to which the Regularization and Reorganization Plan submitted by the Bank is duly fulfilled (See Note 1.8. to our Consolidated Financial Statements).

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “Banco Francés”, the “Bank”, the “Company” and terms such as “we,” “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Recent Events in Argentina

Substantially all of our operations, property and customers are located in Argentina. Therefore, the performance of our loan portfolio, our financial condition and the results of our operations depend primarily on the macroeconomic and political conditions prevailing in Argentina. In response to the Argentine political and economic crisis that began in the last quarter of 2001, the Government has undertaken numerous far-reaching initiatives that, especially in 2002, have radically changed the macroeconomic and regulatory environment in Argentina generally, and for the financial industry in particular. As of the date of this annual report there are still several Government measures that are under discussion by the Argentine authorities. See “Information on the Company—Recent Political and Economic Developments in Argentina”.

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, Consolidated Financial Statements, and related notes. The selected financial data for the fiscal years ended December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001, and December 31, 2000 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

Changes to Argentine law have had a significant impact on our operations. Such changes in the law and their impact on our operations have rendered any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Related to Banco Francés”.

	For the Fiscal Year Ended December 31,
	2004	2003(10)	2002(10)(11)	2001(10)(11)	2000(10)(11)
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	1,154,825	1,883,236	5,664,274	3,019,080	2,647,180
Financial expenses	(458,360)	(1,711,293)	(4,612,425)	(1,409,278)	(1,197,201)

Gross Intermediation Margin	696,465	171,943	1,051,849	1,609,802	1,449,979
Provision for loan losses	(52,002)	(77,506)	(655,395)	(1,126,014)	(296,777)
Service charge income	584,913	457,778	548,764	1,172,799	1,153,856
Service charge expenses	(54,745)	(49,594)	(58,031)	(126,620)	(110,478)
Operating expenses	(683,908)	(681,121)	(869,188)	(1,393,156)	(1,407,293)
Net other income / (Net other expenses)	(458,674)	43,962	(787,126)	11,490	(194,052)

(Loss) / Income before income tax	32,049	(134,538)	(769,127)	148,301	595,235
Income tax	(103,505)	(213,668)	(50,088)	(61,064)	(188,076)
Monetary Loss	—	(1,091)	(616,475)	—	—

Net (Loss) / Income	(71,456)	(349,297)	(1,435,690)	87,237	407,159

Net (Loss) / Income on Minority Interests in Subsidiaries	(13,216)	4,816	60,069	(73,935)	(41,120)

Final Consolidated (Loss) / Income	(84,672)	(344,481)	(1,375,621)	13,302	366,039

Net Operating Revenue (3)	1,226,633	580,127	1,542,582	2,655,980	2,493,357
Operating Income (4)	490,723	(178,500)	17,999	136,810	789,287

Net (Loss) / Income per Ordinary Shares (2) (12)	(0.22)	(0.94)	(4.99)	0.06	1.75
Net (Loss) / Income per ADS (2) (12)	(0.66)	(2.82)	(14.97)	0.18	5.25
Cash dividends per Ordinary Share (12)	—	—	—	—	0.35
Cash dividends per ADS (12)	—	—	—	—	1.05
Net Operating Income per Ordinary Shares (2) (12)	1.27	(0.48)	0.07	0.65	3.77
Net Operating Income per ADS (2) (12)	3.81	(1.44)	0.21	1.95	11.31
Average Ordinary Shares outstanding (000s) Primary (12)	385,334	368,128	275,672	209,631	209,631

Net (Loss) / Income per Ordinary Shares (2) (13)	(0.20)	(0.94)	(4.76)	0.06	1.75
Net (Loss) / Income per ADS (2) (13)	(0.60)	(2.82)	(14.28)	0.18	5.25
Cash dividends per Ordinary Share (13)	—	—	—	—	0.35
Cash dividends per ADS (13)	—	—	—	—	1.05
Net Operating Income per Ordinary Shares (2) (13)	1.17	(0.48)	0.06	0.65	3.77
Net Operating Income per ADS (2) (13)	3.51	(1.44)	0.18	1.95	11.31
Average Ordinary Shares outstanding (000s) Primary (13)	419,745	368,128	288,880	209,631	209,631

Amounts in accordance with U.S. GAAP:
Net (loss) Income	1,400,932	98,394	(2,922,578)	(3,351,566)	276,564

Net (loss) Income per Ordinary Share (2) (12)	3.64	0.27	(10.60)	(15.99)	1.32
Net (loss) Income per ADS (2) (12)	10.92	0.81	(31.80)	(47.97)	3.96
Average Ordinary Shares outstanding (000s) Primary (12)	385,334	368,128	275,672	209,631	209,631

Net (loss) Income per Ordinary Share (2) (13)	3.34	0.27	(10.12)	(15.99)	1.32
Net (loss) Income per ADS (2) (13)	10.02	0.81	(30.36)	(47.97)	3.96
Average Ordinary Shares outstanding (000s) Primary (13)	419,745	368,128	288,880	209,631	209,631

	For the Fiscal Year Ended December 31,
	2004	2003(10)(11)	2002(10)(11)	2001(10)(11)	2000(10)(11)
	(in thousands of pesos) (1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	1,666,617	1,639,154	1,050,636	1,899,133	1,170,347
Government and private securities	2,476,948	3,042,451	2,239,859	1,506,631	3,252,070
Loans, net of allowances	9,268,723	8,336,352	9,283,971	16,112,926	14,498,162
Other assets	2,555,796	3,304,645	3,547,240	2,833,141	10,138,969 (9)

Total assets	15,968,084	16,322,602	16,121,706	22,351,831	29,059,548 (9)

Deposits	8,993,780	8,078,216	6,921,468	15,140,378	17,615,402
Other liabilities and minority interest in subsidiaries	5,355,852	6,705,674	7,317,045	5,159,781	9,223,502

Total liabilities and minority interest in subsidiaries	14,349,632	14,783,890	14,238,513	20,300,159	26,838,904

Capital stock	471,361	368,128	368,128	209,631	209,631
Issuance premiums	1,195,390	934,211	934,211	343,215	343,215
Adjustments to stockholder’s equity	769,904	769,904	769,904	742,537	763,523
Retained earnings	430,500	430,500	430,500	430,500	351,247
Unrealized valuation difference	230,282	430,282	430,282	—	—
Unappropriated earnings	(1,478,985)	(1,394,313)	(1,049,832)	325,789	553,028

Total stockholders’ equity	1,618,452	1,538,712	1,883,193	2,051,672	2,220,644

Amounts in accordance with U.S. GAAP
Total Assets	14,012,033	12,474,060	12,467,287	19,772,824	29,239,705 (9)
Total Stockholders’ equity	(1,207,638)	(2,885,528)	(2,824,245)	(1,006,825)	2,457,619

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	(0.52)%	(2.12)%	(7.15)%	0.05%	1.38%
Return on average stockholders’ equity (6)	(5.36)%	(20.13)%	(69.92)%	0.62%	17.59%
Services charge income as a percentage of operating expenses	85.53%	67.21%	63.14%	84.18%	81.99%
Operating expenses as a percentage of average total assets (7)	4.24%	4.20%	4.52%	5.42%	5.30%

Capital
Stockholders’ equity as a percentage of total assets	10.14%	9.43%	11.68%	9.18%	7.64%
Total liabilities as a multiple of stockholders’ equity	8.87x	9.61x	7.56x	9.89x	12.09x

Credit Quality
Allowances for loan losses as a percentage of total loans	2.14%	5.22%	10.27%	7.37%	3.01%
Non-performing loans as a percentage of gross loans (8)	1.11%	6.66%	11.19%	3.95%	3.91%
Allowances for loan losses as a percentage of non-performing loans (8)	51.87%	78.39%	91.79%	186.48%	77.03%

(1)	Except per-share and per-ADS data and financial ratios.
(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Includes: financial income, financial expenses, service charge income and service charge expenses.
(4)	Includes: financial income, financial expenses, provision for loan losses, services charge income, service charge expenses and operating expenses.
(5)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(8)	Non-performing loans include all loans to borrowers classified as “problem”, “deficient servicing”, “high insolvency risk”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.
(9)	Includes: unused collections.
(10)	Modified from its original version to apply the adjustments to prior years’ income (loss) and to reflect certain reclassifications due to new rules issued by the Central Bank. See Note 1.6. and 4.4.16 to our Consolidated Financial Statements.
(11)	The Financial Statements for the fiscal year ended December 31, 2002, 2001 and 2000, were restated in the February 28, 2003 currency by applying the adjustment rate derived from the internal WPI published by INDEC.
(12)	The average ordinary shares outstanding was computed as the average of the previous twelve months.
(13)	The average ordinary shares outstanding was computed as the average of fiscal-year-beginning and fiscal-year-ended.

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

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS
	Ps.(1)	US$(2)	Ps.(1)	US$(2)
December 31, 2004 (3)	—	—	—	—
December 31, 2003 (3)	—	—	—	—
December 31, 2002 (3)	—	—	—	—
December 31, 2001 (3)	—	—	—	—
December 31, 2000	0.35	0.35	1.05	1.05

(1)	Historical values.
(2)	Based upon the closing exchange rate quoted by Banco Nación on the date of payment.
(3)	Since April 2002, the Central Bank has suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004, by Communication “A” 4152 the Central Bank will make some exceptions to the suspension of profits distribution and pre-authorize dividend payments under certain conditions. See “Financial Information – Dividends”.

Exchange Rates

The following table shows the annual high, low, average and year-end free and controlled exchange rates for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High	Low	Average(1)
May 2005 (4)	Ps. 2.9040	Ps. 2.8840	Ps. 2.8909
April 2005 (4)	Ps. 2.9188	Ps. 2.8823	Ps 2.9004
March 2005 (4)	Ps. 2.9522	Ps. 2.9142	Ps. 2.9266
February 2005 (4)	Ps. 2.9353	Ps. 2.8893	Ps. 2.9153
January 2005 (4)	Ps. 2.9718	Ps. 2.9233	Ps. 2.9460
2004 (4)	Ps. 3.0718	Ps. 2.8037	Ps 2.9415
December 2004 (4)	Ps. 2.9913	Ps. 2.9418	Ps. 2.9709
2003 (4)	Ps. 3.3625	Ps. 2.7485	Ps. 2.9493
2002 (4)	Ps. 3.8675	Ps. 1.0000	Ps. 2.9793
2001 (3)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000
2000 (2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000

(1)	The average of monthly average rates during the period.
(2)	Source: Banco de la Nación Argentina (“Banco Nación”).
(3)	Source: Banco Nación. From December 23, 2001 through January 11, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(4)	Source: Central Bank.

The exchange rate on June 23, 2005 was Ps.2.8692 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2004 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 186.92% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
Devaluation Rate	1.39%	(12.71)%	236.00%	0.00%	0.00%
Exchange Rate	2.9738	2.9330	3.3600	1.0000	1.0000
Inflation Rate (1)	7.92%	1.84%	118.21%	(5.45)%	2.61%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

Substantially all our operations and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. As detailed below and as further described in “Information on the Company – Recent Political and Economic Developments in Argentina,” Argentina has experienced an economic and political crisis in recent years, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. These conditions have had and may continue to have an adverse effect on Banco Francés’s financial condition and results of operations.

In the last quarter of 2001, following almost four years of recession, high levels of external indebtedness and the highest country risk ratings level yet, Argentina found itself in a critical economic situation marked by a significant decrease in deposit levels, high interest rates, a significant decline in the demand of products and services and a substantial increase in unemployment. The economic debacle was accompanied by a political crisis that led to the resignation of President Fernando De la Rúa in December 2001, which was followed by a quick succession of interim presidents that ended with the election by the Legislative Assembly of Senator Eduardo Duhalde as president in January 2002.

The Government’s ability to fulfill its obligations and the availability of credit lines were greatly diminished. On December 23, 2001, interim President Adolfo Rodríguez Saá declared the suspension of debt payments on a significant portion of Argentina’s sovereign debt.

By late 2001, significant deposits were withdrawn from financial institutions as a result of the lack of confidence in the country’s economic future and the Government’s ability to sustain the parity of the peso with the U.S. dollar. This run on deposits had a material adverse effect on the Argentine financial system as a whole, including Banco Francés. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis that hindered collections by financial institutions thus adversely affecting their ability to refund deposits.

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

On May 25, 2003, Néstor Kirchner became the new the President of Argentina. Since 2003, there has been a favorable evolution in the Argentine economy ending the economic recession that lasted over four years. The following economic indicators are worth mentioning: i) an increase in the Treasury primary surplus, the consummation of a short-term agreement with the International Monetary Fund and the achievement of the fiscal goals established by the IMF, described below in further detail; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 9% in the Gross Domestic Product during year 2004; iv) stabilization of wholesale and retail inflation rates; v) a steadier financial context with an increase in the deposits made in financial institutions; and vi) a marked increase in the market value of Government securities.

Moreover, unemployment levels also showed considerable improvements reaching 13.2% during the third quarter of 2004, over 3 percentage points below the rate for the third trimester of 2003. See a more detailed description of the developments in 2004 in “Information on the Company—Recent Political and Economic Developments in Argentina.”

More significantly, in February 2005 the Argentine Government announced its plan to restructure the bonds in default since 2001, approximately US$80 billion. The Government offered to exchange the outstanding bonds for bonds worth roughly 35% of the original bonds. In March 2005, the Government announced that 76% of bondholders accepted its offer and tendered their bonds. The Government subsequently announced that it would not make payments on bonds that were not tendered. In June 2005 the Government issued and delivered the new bonds in exchange for the defaulted bonds. These new bonds were originally scheduled to be issued and delivered in April 2005, but the completion of the exchange offer was delayed due to litigation by hold-out creditors.

While economic indicators show considerable improvement in the Argentine economy since the start of the recession and the restructuring of the Government debt is a positive development, there are still a number of macroeconomic and political uncertainties that affect the normalization of the banking system and the economy as a whole.

The devaluation of the peso and other economic measures adopted by the Government have stimulated economic growth; however, Argentina faces high inflation rates and energy shortages, which could affect the Argentine financial system and results of operations.

The devaluation of the peso and other economic measures adopted by the Government have stimulated economic growth, ending the interruption in industrial output created by the recession. Although, on average, there is still idle capacity in the industrial sector, some restrictions on manufacturing production may arise from energy shortages. In order to alleviate energy restrictions, the government has made provisions for importing natural gas from Bolivia and fuel-oil from Venezuela, as well as restricting natural gas exports to Chile. However, in the event of an extremely severe winter, gas supply to industries and electricity generation plants may be interrupted since priority is given to residential consumption.

The gradual closing of the industrial output gap, together with specific price adjustments of certain regulated and semi-regulated goods and services, gave rise to a 6.1% retail inflation in 2004, significantly higher than the 3.7% recorded in 2003. In the first quarter of 2005, inflation accelerated further, increasing 4% from the 6.1% rate in 2004 (9.1% year over year in March). In order to meet its 8% inflation target for 2005, the Central Bank may pursue a tighter monetary policy and continue to raise interest rates on reverse repurchase transactions and short term bills which are referred to as LEBAC, as it did in the first four months of 2005.

Despite recent economic growth, it is possible that Argentina may experience higher inflation and energy shortages that could limit economic growth and have a material adverse effect on Argentina’s financial system, and our results of operations and financial condition. See “Information on the Company-Recent Political and Economic Developments in Argentina”.

In August 2004 the Government suspended the agreement with the IMF to refinance Argentina’s debt with multilateral financial institutions maturing over the next three years. On re-establishing negotiations with the IMF, there can be no assurance that the IMF will consider that the Argentine Government met the targets established for 2004. Likewise there can be no assurance on the new targets to be set for the future, their effects and whether they will be reached. Additionally, the effects of an increase in the international interest rate or a breach of this new agreement on the Argentine economy and the financial system are uncertain.

On September 10, 2003, Argentina and the IMF executed a letter of intent for an agreement to refinance Argentina’s debt with multilateral financial institutions maturing over the next three years in the amount of US$21.61 billion. The fiscal and monetary targets agreed with the IMF were met during the first semester of 2004 although no significant progress was made on the structural reforms, such as the amendment of tax revenue-sharing system between Government and Provinces and the renegotiation of public service utilities´ contracts and fees. In August 2004, the Argentine Government decided to temporarily call off the agreement with the multilateral entity, until the defaulted debt restructuring process came to an end. Since then, Argentina has been making interest and principal payments to the IMF, thus reducing gross debt with the IMF.

Following the conclusion of the sovereign debt restructuring process, negotiations with the IMF were resumed. Before Argentina and the IMF can enter into a new Agreement and set targets for 2005, the IMF will have to affirm that Argentina accomplished the 2004 targets. There can be no assurance the IMF will consider 2004 targets to be completed which might further delay the negotiations for the new agreement and 2005 targets. In addition to new fiscal, monetary and structural reform targets, a new agreement with the IMF will require proposing a solution for the hold-out creditors from the recent sovereign debt restructuring. There can be no assurance that a new agreement with the IMF will be reached during this year and what targets will be agreed on. In the event that no agreement with the IMF is reached, Argentina’s ability to obtain long-term financing will be impaired and its financing needs would be greatly increased since it would be required to continue meeting the full principal amortizations. These factors, together with the increase in international interest rates, could have an adverse impact on the Argentine economy, which would negatively affect the Argentine financial system, our financial condition and results of operations.

See a more detailed description of the negotiations and the agreement with the IMF in “Information on the Company—IMF Financing.”

Although the restructuring of the Argentine sovereign debt has been completed with a high degree of acceptance, hold-out creditors to such restructuring process represent a critical issue to the National Government. No assurance can be given that the outcome of possible legal actions, which could be filed by such hold-out creditors against the National Government, or international pressure to come to an agreement with them, will not adversely affect the Argentine economy in general.

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt that has been in default since late 2001 (for an approximate amount of US$80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04.

Additionally, the Government has not adopted any resolution regarding debt not submitted to the restructuring process. The proposal presented contemplates the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities on a staggered basis and to have financial breathing space, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The exchange period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 3, 2005, the National Government announced a 76% degree of acceptance of the exchange offer, which means that Argentina has successfully completed its debt restructuring and is no longer in default. In June 2005 the Government issued and delivered the new bonds in exchange for the defaulted bonds. These new bonds were originally scheduled to be issued and delivered in April 2005, but the completion of the exchange offer was delayed due to litigation by hold-out creditors.

Although the Government announced that it would not make payments on bonds that were not tendered, as of the date of this report it has not adopted any final resolution regarding the subject. Moreover, the hold-out creditors´ issue has triggered a legal action that delayed the issuance of the bonds issued in connection with the exchange offer and may in the future lead to more legal actions. Together with the international pressure to come to an agreement with the hold-out creditors, this litigation and any future legal actions may impair the continuity of the current economic recovery and result in recession, higher unemployment rates and increased social discontent.

The devaluation of the peso diminished the ability of Argentine public utility companies, with foreign currency denominated debt to make payments on such debt. The recent appreciation of the peso has improved these debtors’ payment capacity. However, because the national government has not allowed rate increases commensurate with the devaluation, no assurance can be given that this issue will not have a material and adverse effect on Argentina’s economic and financial condition.

The devaluation of the peso has materially and adversely affected the ability of Argentine utility companies with foreign currency denominated debt that was not converted into pesos to make principal and interest payments on such debt. Moreover, these companies have rates which were US dollar based prior to the devaluation, and regulators have not authorized rate increases commensurate with the devaluation. Based mainly on this fact, and as allowed by the Treaties for the Protection of Foreign Investments, controlling shareholders of some of these public utility companies have initiated arbitration cases before the International Centre for the Settlement of Investment Disputes of the World Bank against the National Government. The outcome of these arbitration cases is still uncertain.

As of the date of this report, the Government has not yet come to an agreement with all said companies, and the outcome of this issue could impact the quality of the services rendered by the utility companies and lead to possible energy shortages, thus producing a negative economic impact. Moreover, increases in tariffs might lead to higher inflation rates that could slow economic growth.

The appreciation of the peso and the stability of the foreign exchange market have led the Government to relax currency exchange controls. However, no assurance can be given that currency exchange controls will not again be tightened and that such circumstance will not have a material adverse effect on the results and the solvency of the financial system.

During the first quarter of 2002 and as the economic crisis deepened, the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Additional Information – Exchange Controls.” While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, our results of operations and financial condition.

Financial institutions, including Banco Francés, have made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which financial institutions have not been compensated. Such payments have had and may continue to have a material adverse effect on the liquidity and the solvency of the financial system and on our financial condition.

In 2002 the Government passed new laws and regulations covering a wide array of political, economic, financial and foreign exchange emergency matters. Numerous depositors filed lawsuits known as “amparos,” against the Government, the Central Bank and the depository financial institutions, in which the plaintiffs claimed that the Public Emergency Law and the regulations thereunder infringed on their constitutional rights. Following the judgment rendered by the Argentine Federal Supreme Court (the “Supreme

Court”) in “Kiper v. the Federal Government et al,” lower courts massively started to order financial institutions, through provisional remedies in actions for the protection of constitutional guarantees, to partially refund bank deposits in foreign currency or its equivalent amount in pesos calculated at the current market exchange rate. According to Argentine law, a decision of the Supreme Court is limited to the parties in the particular case and is not binding on lower courts, nevertheless, lower courts usually follow and apply the Supreme Court’s precedents.

On February 1, 2002, the Supreme Court, in its decision in relation to a provisional remedy in “Banco de Galicia y Buenos Aires on immediate intervention in the proceeding: “Smith, Carlos Antonio v. Federal Executive on extraordinary summary proceedings” held Decree No. 1570/01, as amended and supplemented, unconstitutional, reasoning that it restricted the availability of bank deposits, and indicated that this Decree and the related regulations were unreasonable because of the lack of proportion between the means employed and the purpose sought with their implementation.

In response, Congress passed Law No. 25,587, known as the “anti-trickle down law,” which was published in the Official Gazette on April 26, 2002. This law establishes limitations to those provisional remedies that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the provisional remedies cannot consist of giving the petitioner the deposited funds which are the subject matter of the underlying lawsuit, and b) those appeals filed in response to a provisional remedy have a suspension effect, that is to say, that the provisional remedies consisting of giving the petitioners the deposited funds, must not be executed until the final court decision is issued. Due to the uncertainty prevalent at the time this law was issued, the majority of judges disregarded it and continued to issue provisional remedies ordering the return of deposits. Therefore, Banco Francés and the other financial institutions have continued paying depositors to avoid civil penalties that could be issued by judged in those cases. In addition, on July 24, 2002, the Government issued Decree No. 1316/02 (subsequently ratified by Law No. 25,725), establishing a temporary suspension of 120 business days for compliance with, and enforcement of, provisional remedies and final judgments issued in the legal actions seeking the refund of deposits through judicial injunctions. Financial institutions were required to record court orders in chronological order and inform the relevant court and the Central Bank. Upon expiration of the 120-day period, the financial institution was required to comply with the court order within 30 business days. In the case of exceptions to these rules, the case had to be referred to the Central Bank, which was required to comply with the court order on behalf and account of the financial institution. However, several courts held this regulation unconstitutional and it was never enforced.

On March 5, 2003 the Supreme Court of Argentina, in “Province of San Luis v. Federal Government on action for protection of constitutional guarantees,” ruled that the laws and regulations establishing the pesification and mandatory rescheduling of deposits were unconstitutional, ordering the return of the deposited amounts in either US dollars or the equivalent in pesos at a free market exchange rate. It must be stressed that the deposited funds in the case were public funds, and that the Court granted the parties the right to decide the terms and specific characteristics of the return of the deposited amounts given the public emergency situation at the time. The effects of the Supreme Court’s decision were limited to the parties to this case, which were a province and the Federal Government, and not private citizens. Therefore this precedent may not be extended to ordinary depositors. Moreover, as stated above, the Supreme Court’s decisions are not binding on the lower courts, i.e. its effects are limited to the parties to the proceedings in which such decisions are rendered. Nevertheless, lower courts usually follow and apply the Supreme Court’s precedents. Since this decision, lower courts have ordered banks to return deposits in U.S. dollars or the equivalent amount in pesos calculated at a free exchange rate.

In addition, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association or ABA), which represents all foreign-capital national banks, including Banco Francés, and the remaining financial institutions, filed a compensation request with the Ministry of Economy for the currency exchange differences generated by compliance with court decisions in constitutional protection actions brought by depositors who held accounts denominated in dollars prior to the change of the convertibility regime. Other bank associations, such as ABAPPRA (Argentine Association of Government and Private Owned Banks), have also filed compensation requests on the same terms.

During 2004, the Supreme Court experienced significant changes to its composition because of the impeachment and resignations of certain court members that were replaced with the appointment of new members. These facts could explain the different issues considered by the Supreme Court when issuing decisions in the following cases.

On July 13, 2004 the Supreme Court ruled in “Cabrera, Gerónimo Rafael c/ P.E.N. s/ Amparo”. It rejected the claim filed by a depositor, due to the fact that he exercised his rights under the scope of the Public Emergency Framework, and received part of his deposit in Argentine Pesos, without asserting his right in the corresponding term to claim for the difference in United States Dollars at the free exchange rate. Therefore, and based on the theory of “Actos Propios”, which states that an individual forfeits his ability to object to the regulatory framework once he has voluntarily submitted himself to it, the Supreme Court rejected the claim for the exchange rate difference claimed by the deposit holder. One of the opinions issued by the Supreme Court, expressed that an “amparo” is not the proper means to seek the protection of this type of constitutional right. To this date, first instance courts and court of appeals have responded in different ways to this resolution.

On September 14, 2004 the Supreme Court also ruled in “Campbell, María Enriqueta Vda. De Tufiño y otro c/ P.E.N-Banco de Salta S.A. Grupo Macro s/ Amparo – Medida cautelar”, rejecting the claim filed by the deposit holder, who obtained a favorable decision in the first instance court and the Court of Appeals, alleging the unconstitutionality of the pesification of the funds deposited in foreign currency. The Supreme Court based its decision on the fact that the claimant had exercised one of the options provided by the Emergency Framework and purchased with the deposited funds a real estate and a vehicle therefore the object of the claim, the deposited funds, no longer existed.

On October 26, 2004 the Supreme Court ruled in case “Bustos, Alberto Roque y Otros c/ P.E.N. y otros s/ amparo” rejecting the lower court’s final decision and declaring that an “amparo” is not the proper means for the claim. The Court also declared the constitutionality of the Emergency Framework which ordered the pesification of the Argentine economy due to the economic, financial and exchange emergency situation which existed at the time. It must be stressed that one of the Supreme Court Judges, Eugenio Zaffaroni, who voted in favor of the constitutionality of the pesification, expressed in his vote that he considered reasonable to provide a different treatment to deposits holders in relation to the deposited amount based on equity principles, stating that in the case of deposit holders of up to US$70,000 original face value, financial entities should pay such deposits at a free exchange rate. This consideration could be adopted by first instance courts issuing future resolutions on the subject.

Furthermore, Communication “A” 3916 that the Central Bank issued on April 3, 2003, which allowed to record as an intangible asset the differences arising from the compliance with court orders in cases challenging regulations in force in accordance with Law No. 25.561, Decree 214/02 and complementary regulations in relation to deposits in financial institutions. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date) is being amortized monthly over a 60-month period from April 2003 or as from the date of payment, whichever is later.

As of the date of this report, the banking system continues to be subject to provisional remedies and execution of final resolutions of first instance courts and courts of appeals in proceedings against the pesification. Banco Francés has acted in defense of the shareholders’ and clients’ interests in its attempts to protect its assets, and has in all cases defended its interests in court as the Bank deemed to be conducive to the preservation of its equity. Although the government may issue a resolution to compensate financial institutions for the exchange rate differences in the deposits they have refunded, until the date of this report said resolutions have not been issued and it remains uncertain whether they will be issued. To the extent that financial institutions are not adequately compensated by the Government for the losses caused by these court decisions the payments made to comply with court orders have and may continue to have an adverse effect on the financial condition of Argentine banks, including Banco Francés.

The measures taken by the Government during 2002 and 2003 to provide liquidity to depositors with rescheduled deposits in the financial system and the court orders regarding the refund of such deposits accelerated the decrease of CER, (mainly consumer price index) adjusted liabilities, producing a structural mismatch in terms and rates of assets and liabilities that has materially and adversely affected the results of operations of financial institutions in 2003. In the event real interest rates significantly increase from current levels, this mismatch may have a material adverse effect on the results and the solvency of the Argentine financial system and on our financial condition.

As a result of the measures adopted by the Government and court orders regarding bank deposits ( See “Information on the Company –The Crisis in Argentina and its effects on Banco Francés since 2001”), the financial system experienced a structural mismatch in the interest rates and the terms of their assets and liabilities that makes the net interest income remain strongly dependent on the level of real interest rates. As a result of the conversion into pesos of foreign currency risk assets, a significant portion of the financial system’s risk assets accrue interest at an annual fixed rate and are adjusted by the CER, whereas most of the liabilities are subject to fixed interest rates not adjusted by the CER (except for rescheduled deposits, new fixed term deposits adjusted by CER and financial liquidity assistance from the Central Bank granted during the crisis, which accrue interest at rates of 2%, 0.63% and 3.5%, respectively, and are adjusted by the CER). Such structural mismatch tends to grow as rescheduled deposits decrease, whether as a result of court rulings ordering the refund of deposits, or the occurrence of the remaining rescheduled maturities, and asset increases due to the capitalization of the CER adjustments.

This mismatch was larger prior to April 30, 2003. On that date, the Government responded with a partial solution to the claims presented by the financial institutions on this matter, by issuing Decree 739/03 and Central Bank Communication “A” 3941, according to which, amounts received as financial liquidity assistance from the Central Bank, which accrued interest at a fixed unadjusted rate, now accrue interest at an annual rate of 3.5% and are adjusted by the CER.

In addition to the structural mismatch of CER-adjusted assets and liabilities, the net interest income of banks is being affected by the exposure to exchange rate variations vis-à-vis the foreign currency position. While we are not negatively affected by the current real interest rates, in the event real interest rates significantly increase from the current levels, we could experience material adverse effects. These structural mismatches, if not appropriately addressed by the authorities, could have a material adverse effect on the profitability of Argentine financial institutions, including Banco Francés.

Factors Related to Banco Francés

Banco Francés has a significant portfolio of bonds of, and loans to, the Argentine Government and Argentine provinces, including recently restructured debts. Because of our high level of exposure, a failure by the federal or provincial governments to meet their obligations in accordance with their terms would have a material adverse effect on our financial condition.

As of December 31, 2004 Banco Francés and its subsidiaries´s holdings of public sector debt totaled approximately Ps.9 billion mainly consisting of: (i) External and Internal Restructured debt: Ps.5,798.2 million in secured loans; Ps.451.1 million in guaranteed bonds; Ps.41.2 million in Tax Credit Certificates (Certificados de Crédito Fiscal) and Ps.3.3 million in other provincial loans; (ii) External Debt in restructuring process: Ps.58.2 million in Argentine Treasury Bonds 90; Ps.594.6 million in Argentine Republic External Bills Series 74 and Ps.383.3 million in secured loans (not pesificated); (iii) Internal debt in restructuring process: Ps.742.9 million in Provincial Development Trust Fund; and (iv) Post default public debt: Ps.78.4 million in bonds issued to compensate for the pesification, which we refer to as Boden 2012 and Ps.999.6 million in Central Bank bills and notes. Of the outstanding public sector debt, only External and Internal debt in restructuring process mentioned in (ii) and (iii) were in default. On September 22, 2003, the Government submitted to bondholders an exchange offer for the restructuring of Argentina’s sovereign bonds in default, including the debt mentioned in (ii), which ended on February, 2005. On March 3, 2005, the Government announced a 76% degree of acceptance of the exchange offer, which means that Argentina has successfully completed its debt restructuring and is no longer in default. As a result of such restructuring the Bank and its subsidiaries received for the defaulted portfolio Dollar denominated Discount bonds and Peso denominated Discount bonds, to be accounted for at the lower of: (a) the accounting value of the assets exchanged; or (b) the face value of the new bonds (adjusted by CER up to March 17, 2005 in the cases of Discount Bonds in pesos) plus its future nominal interest cash flows (in accordance to Communication “A” 4270 and its amendments).

Banco Francés and its subsidiaries continue to have a significant portfolio of bonds and loans of the Argentine Government. Due to its high level of exposure, any Government proposal that changes the terms and conditions of repayment of the sovereign debt could have a material adverse effect on our financial condition. A new default by the Government in respect of a substantial amount of its debt would have a material adverse effect on our financial condition.

The asymmetric conversion of foreign currency assets and liabilities into pesos has created a structural mismatch of terms and rates of assets and liabilities that has materially and adversely affected the Bank’s results of operations in 2003. Banco Francés has a high level of exposure to the risks associated with this mismatch, which may have a material adverse effect on the Bank’s financial condition in the event real interest rates significantly increase from the current levels.

Banco Francés finds itself among the private banks in Argentina with the highest volumes of assets and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos. The following things have reduced our exposure: (i) rules related to the matching of rediscounts received from the Central Bank with bonds and loans recorded as assets in the Bank’s books, (ii) increases in CER adjusted deposits, (iii) the sale of bonds of, and loans to the Argentine Government and the Argentine provinces from our portfolio and (iv) the subscription of the necessary bonds to be delivered to depositors who had accepted the Government’s swap option plans, with CER adjusted assets accounted for in the books of the Bank. Despite these reductions in exposure, the Bank maintains a Ps.3.4 billion long CER position as of December 31, 2004. During fiscal year 2004 the remaining imbalance positively affected the Bank’s results of operations, within an environment of negative real interest rates. Nevertheless, no assurance can be given in connection with the future relative behavior of interest rates vis-a-vis the consumer price index. If the real interest rates significantly increase such increase could have a material adverse effect on our profitability in the future.

For more information, please see the risk factor “The measures taken by the Government during 2002 and 2003 to provide liquidity to depositors with rescheduled deposits in the financial system and the court orders regarding the refund of such deposits accelerated the decrease of CER, (mainly consumer price index) adjusted liabilities, producing a structural mismatch in terms and rates of assets and liabilities that has materially and adversely affected the results of operations of financial institutions in 2003. This mismatch may continue to have a material adverse effect on the results and the solvency of the Argentine financial system and on our financial condition” in this section.

Creditors of Banco Francés cannot collect any debt from any shareholder.

Banco Francés is a corporation organized under the laws of Argentina. Under Argentine law, the liability of shareholders is limited to the shares they have subscribed and paid in under Law No. 19,550. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations arising under transactions conducted by the Bank.

Banco Francés, has made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which the Bank had not been compensated. Such payments have had and may continue to have a material adverse effect on the liquidity and the solvency of the Bank.

Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or require the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, neither Federal courts nor Buenos Aires City or Provincial courts have ruled on the merits of the such legal actions. Consequently, the final outcome of these legal actions is still unknown. These legal actions have had and may continue to have a material adverse effect on the results and the financial condition of Banco Francés.

As a result of Communication “A” 3916, Banco Francés records Ps.739.3 million (after deducting the accumulated amortization for Ps.335.8 million as of December 31, 2004) in the Intangible Assets line item of the Organization and Development expenses account. Banco Francés has stated in a note to the financial statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange differences resulting from compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Argentine corporate disclosure, governance, and accounting standards may provide different information than would be provided under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Operating and Financial Review and Prospects –US and Argentine GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Lawsuits brought against us outside Argentina, the enforcement of foreign judgments and complaints based on foreign legal concepts may be unsuccessful.

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

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If Banco Francés were unable to pay its debts as they come due, the Central Bank would intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator, and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, the shareholders’ may realize substantially less on the claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24,485 in force since April 18, 1995, as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date on which the Bank’s license is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

Factors related to Banco Francés’s subsidiaries

•	Consolidar AFJP, Consolidar Vida and Consolidar Retiro.

Overview

From the viewpoint of the Retirement and Pension Fund Administrators (Administradoras de Fondos de Jubilaciones y Pensiones or “AFJPs”), the mandatory conversion of foreign currency denominated assets into pesos resolved by law in 2002 introduced a unilateral mechanism that enabled the different actors in the financial system to breach their contractual commitments, thus creating a series of distortions.

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

During 2003, the sovereign risk exposure of AFJPs decreased by approximately 10%, and AFJPs’ investment portfolio assets grew considerably.

Since the government of president Néstor Kirchner took office in May 2003, some of the most relevant developments for AFJP’s were the following:

(1)	Because of the AFJP´s decision not to accept the amendments proposed by the National Government to the terms and conditions of the secured loans, the debt service payments on these loans were suspended. Therefore, the Government decided to hand back the underlying exchanged bonds of the secured loans which were in default and afterwards submitted to the restructuring process. Such default generated a liquidity problem in the AFJP industry. As a result of the restructuring of the Argentine Sovereign debt, AFJP´s have overcome the liquidity problem and improved their economic and financial situation.

(2)	The Government promoted a reform in the pension system, but the AFJPs were not given an opportunity to participate in the process.

During 2004, one of the main events which took place was the restructuring of the Argentine sovereign debt. As mentioned before, the AFJP had a significant portfolio of bonds to the Argentine Government in default since 2001, which were included in the restructuring process. Because of the successful result of the restructuring process, the AFJPs have considerably improved their position regarding any possible legal action that could be filed by affiliates based on theories of breach of fiduciary duties.

Moreover, regarding pension life insurance companies, the conversion of pension life insurance companies’ holding of dollar-denominated public securities into secured loans that were later converted into pesos, and the absence of a secondary market for these securities, limited the their liquidity as a consequence of the legal nature of these new instruments. Resolution No. 23/04 of the National Insurance Superintendence of Argentina (“NISA”), provided a solution to liquidity problem by stating payment facility conditions of the pension life insurances.

Finally, the legal framework applicable to pension life insurance companies was modified during 2001 in response to the economic and political crisis in Argentina. Because of these modifications, the new legal framework follows the principle that the accident must be covered by the pension life insurance company which the policy holders has a policy in effect at the time when notice of the accident is given. According to the regulations, pension life insurance companies do not account for legal reserves for accidents that occurred during the period covered by the insurance policy, which were not notified to the insurance company within the specified period, regardless of whether an accident or risk was known by the interested party during the insurance policy period.

For more information about relevant developments affecting our subsidiaries engaged in Banco Francés´s subsidiaries´ business, see “Information on the Company – Recent Political and Economic Developments in Argentina”.

AFJPs´ Industry

Although the outcome of the restructuring process of the Argentine sovereign debt has considerably reduced AFJPs exposure to the risk of litigation based on theories of breach of fiduciary duties, AFJPs are still exposed in a certain degree to this risk that could have an adverse effect on their financial condition and results of operations.

The pesification of foreign currency denominated assets and liabilities greatly reduced the value of the assets in the pension funds managed by AFJPs in dollar terms. The loss of value of AFJPs’ portfolios was aggravated by the Government’s failure to honor its obligations under the secured loan agreements with the AFJPs and the Government’s proposal to restructure the sovereign debt.

Because the funds managed by AFJPs have significantly lost value in dollar terms, there was a heightened risk of litigation against AFJPs, their managers and directors based on theories of breach of fiduciary duties. AFJPs sought to protect the value of the assets under management through a series of administrative and judicial actions challenging the conversion of Government debt securities denominated in foreign currencies into pesos and the effects of the pesification of assets on the investment portfolio of AFJPs. Most AFJPs questioned, through alternative strategies the measures taken by the Government that impaired and affected the value of the managed funds, and refused to consent to any legal or regulatory measures that might somehow undermine the value of such funds. These legal actions have been withdrawn due to the participation of the AFJPs in the restructuring process of the Argentine Sovereign debt.

As previously mentioned, AFJPs had a significant portfolio of Government bonds which were included in the restructuring process of the Argentine Sovereign Debt, and in order to participate in such restructuring process, AFJPs had to waive their rights concerning the legal actions initiated against the government regarding such public bonds. Because of the successful result of the restructuring process, AFJPs have considerably reduced the risk of litigation based on theories of breach of fiduciary duties. Despite this, it cannot be assured that the risk of litigation has totally disappeared, and any legal action directed against the AFJPs, their managers and directors could affect the assets of the AFJPs as opposed to the assets under management, which would have an adverse effect on the financial condition of AFJPs .

Regarding Consolidar AFJP´s particular case, it must be stressed that as of this date it has only received from 12 out of a total of 1,500,000 policyholders based on theories of breach of fiduciary duties.

The Government is promoting a reform of the pension system that may have uncertain consequences for AFJPs.

The Government is currently promoting a reform of the pension system. Although the scope of the envisaged changes is still unclear, the Government has indicated that any proposed modification would not replace the AFJP based system with a distribution system.

During 2004 no concrete measures were adopted towards the reform of the pension system. Nonetheless, no assurance can be given that the definitive reform plans will not have a material adverse effect on the AFJPs industry.

•	Retirement Insurance Industry

The devaluation of the peso and the conversion into pesos of all the foreign currency agreements has had and may continue to have a material adverse effect on retirement insurance companies.

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

As a consequence, policy holders started to seek reimbursements from the insurance companies. To minimize the damaging effects of the asymmetric conversion into pesos, Decree No. 558/2002 enabled the insurers to offer to the insured parties redemption schemes contemplating a number of options. The investments made with reserves after the devaluation of the peso and the conversion of assets into pesos, the appreciation of the peso, and expectations generated by institutional changes, have resulted in a decrease of the claims for redemption as a result of an attitude of cautious confidence in the new rules of the game on the part of the insured parties. Despite these positive developments, the long-lasting effects of the devaluation and the conversion of assets into pesos may continue to have a material adverse effect on the financial condition and the results of operations of the retirement insurance industry.

Regarding the particular case of Consolidar Retiro, this company immediately responded to the crisis by promoting a dialogue with its clients, which resulted in a very low level of litigation. As of December 31, 2004, out of a total of 6,263 retirement insurance policies, there had been only 400 legal claims, which represented 7% of the total portfolio. In addition, Consolidar Retiro submitted to NISA and obtained approval of different option plans for the redemption or maintenance of policies issued in dollars. At present these option plans are being offered to policyholders, and have already been accepted by more than 85% of the original portfolio, measured both in terms of the number of policies and the aggregate amount covered by policies.

Possible claims derived from the conversion of life annuity agreements in dollars into pesos may have a material adverse effect on the financial condition and results of operations of retirement insurance companies.

Life annuity agreements denominated in dollars were converted into pesos at the rate of Ps.1.40 per U.S. dollar by decision of the NISA. Initially, beneficiaries had in their accounts a greater amount in pesos as a result of the conversion, which increased their purchasing power. As a result there were a minimal number of claims.

Even if these amounts were additionally increased by later gains made on such investments and exceeded any salary adjustment granted by the public sector as well as the inflation for the period, retirement insurance companies have started to receive claims from insured parties.

Regarding the outcome of the legal actions previously mentioned., it must be stressed that although the Supreme Court of Justice has not yet decided any case involving life annuity agreements, it has considered the pesification to be constitutional in various judicial precedents, “Key Information—See Risk Factors related to Argentina”. Regarding Consolidar Retiro´s particular case, it must be stressed that as of December 31, 2004 there had been 130 claims out of a total of 7,218 active life annuity accounts, representing 1.80% of the portfolio.

The favorable evolution of the exchange rate, as well as the revaluation of public and private securities in default with the restructuring of the Argentine Sovereign Debt, are elements that tend to reduce the probability of further claims and legal actions against Consolidar Retiro. However, an increase in the number of claims and legal actions could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Argentine Economic Scenario

In the midst of relative political stability and fewer social disputes, during 2004 the Argentine economy showed once again an excellent improvement both in terms of economic activity and fiscal solvency, with stable prices and exchange rates. On January 14, 2005, the debt restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04. Additionally, the Government announced that it was not planning to make payments to holders of debt that did not accept the government’s terms. The exchange period came to an end on February 25, 2005. On March 3, 2005, the National Government announced the outcome of the exchange, the degree of acceptance amounted to 76%, allowing the Government to go forward with the restructuring. In accordance with the prospectus prepared by the National Government, the securities that were to be exchanged for the defaulted bonds were to be issued and delivered by April 1, 2005, but the process was delayed due to legal problems in the New York courts. Finally, the Argentine Government issued and delivered the securities in the beginning of June and the new bonds began quoting in the markets as of June 3, 2005. The negotiations with the IMF that were put on hold to allow the government to focus on the restructuring process have been resumed informally, but no agreement has been reached yet.

The drive of 2003’s recovery remained stable and for another consecutive year, the economy grew 9%. Following a slowdown during the second quarter due to the uncertainty fueled by energy restrictions and by an increased pressure of the tax payment schedule, economic activity grew significantly (+9.1% year-over-year) during the fourth quarter, due to higher consumer confidence. Gross fixed investment remained 2004’s most dynamic component of the added demand (+34.5%); however, private consumption accelerated, climbing up to 9.4% in the period.

The gradual gap in industrial output closing together with specific price adjustments of certain regulated and semi-regulated goods and services as in the case of cigarettes, transportation, health and education gave rise to 6.1% retail inflation in 2004, significantly over the 3.7% accounted for during the previous year. In particular, the prices of services accumulated a 6.8% rise during the year, over a percentage point above the rise in the price of goods. On the other hand, wholesale prices (IPIM) increased 7.9% driven by the increases in international prices of raw materials, especially oil, and domestic prices of electricity.

Exports from Argentina also benefited from the high prices of commodities, especially the soy sector, during the first semester. While export prices rose 9.3% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products exported as a result of the weather conditions that impacted on the soy harvest. Exports of industrial products recorded a strong dynamics showing almost a 24% increase during the year, led by automobile, chemical and plastic products. However, trade surplus (12,133 million dollars) showed a new reduction as compared to the previous year due to the strong increase in imports that showed a 61.4% expansion once again led by capital goods purchases.

Despite the reduction in the trade surplus, the decrease in capital outflows together with the reduction in the outflow of debt services gave rise to a trade balance slightly above that of 2003, with a surplus of 7,443 million dollars during the year. Most of Central Bank foreign exchange free market purchases contributed to an increase in international reserves that accounted for 19,646 million dollars by year-end. 3,623 million dollars were allocated to payments to multilateral entities for amortization and interest. Despite the surplus supply in dollars, there was no significant appreciation of the Argentine Peso. Central Bank intervention supported the peso quotation that closed at $2.99/US$ by the end of December (selling price at retail free market), 3 cents above the closing of the previous year.

The most remarkable event in 2004 was the substantial improvement of fiscal solvency. The primary fiscal surplus of the national public sector peaked a record of 17,289 million pesos, around 3.9% of the Gross Domestic Product (“GDP”). With interest payments corresponding to the debt issued after the default, Argentine fiscal surplus amounted to 11,576 million pesos. The 36% growth in tax collection highly exceeded the increase in primary expenses (24%), which were mainly driven by the increase in transfers to provinces due to Tax Federal Co-participation and Special Acts and to the increase in capital expenditures. Public salaries and pensions showed smaller increases mainly due to the fact that adjustments only took place on the lower income brackets. On the tax field, the excellent performance of Income and V.A.T. accounted for the best figures with a year increase of 51.1% and 47.8% respectively. Export tax withholdings, on the contrary, only grew 11.5%, but still account for more than 10% of overall collection.

Employment creation continued showing a strong dynamic growth rate similar to the economic activity. Though labour supply grew during the period, the unemployment rate fell to 12.1% during 2004 fourth quarter, almost 2.5 percentage points below the same rate of the same period in the previous year, including in both cases as employed workers the beneficiaries of the subsidy plans for heads of household that render services in consideration for the subsidy as main occupation. Reduction in the labor force imbalance also gave rise to salaries recovery. Nominal salary, according to CVS index, accumulated a 9.4% increase during 2004, with the private sector leading this figure, due to the fact that the public sector showed only a 4.3% increase. Real salaries for the private sector are 3.1% below pre-devaluation levels; however, due to the significant lag in wage increases for the informal workforce and employees of the public sector the average real wages of the economy are still 15% below the December 2001 levels.

IMF Financing

During 1998, the Government had a deficit of US$4.1 billion, which exceeded the target previously agreed with the IMF for that year. During 1999, the Government had a deficit of US$4.4 billion. On March 10, 2000, the Government entered into a credit agreement with the IMF for an amount of up to US$1.7 billion and a term of up to 3 years. Pursuant to the agreement, the Government undertook to achieve fiscal equilibrium by 2002. However, due to the confidence crisis that affected the Argentine economy during the last quarter of 2000, an agreement providing for a US$39.7 billion economic support package led by the IMF was signed in December 2000, to ease fears of a possible debt default and contain the deterioration of Argentina’s country risk. Under this agreement, the federal budget deficit would be reduced to zero by 2005. In December 2001, however, the IMF announced that it would not disburse anticipated financial aid to Argentina.

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

The fiscal target for 2003 was a primary surplus of 2.1% of GDP for the Government as set forth in the year’s Budget. Performance criteria were set for January and for the first quarter of the year, which included a primary surplus of Ps.1.5 billion. Indicative fiscal targets for the second quarter would be converted into performance criteria at the time of the first review of the program, provincial governments were expected to achieve a primary surplus of 0.4% of GDP in 2003 (from an estimated deficit of 0.5% of GDP in 2002) and the provinces would sign new bilateral pacts with the Government to back this commitment and terminate the issue of new provincial treasury bills and quasi-currency.

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

The monetary program sought to strengthen the nominal anchor for price expectations and to restrain foreign exchange intervention by establishing an indicative target for an adjusted monetary base, which included quasi-currencies issued by the federal and provincial governments. This aggregate amount was targeted to return to its end- of December 2002 level in August 2003 after a temporary increase during February and March. Operationally, the monetary program would be implemented through a ceiling on Central Bank domestic assets (adjusted for quasi-currencies) and a floor on net international reserves. Full flexibility of the exchange rate would be maintained with foreign exchange intervention limited to stabilizing disorderly market conditions. The Government would assess the scope for further liberalization of the export surrender requirements and the remaining foreign exchange controls at the time of the first review of the program.

During the duration of the transitional program, Argentina met the quantitative performance criteria. Argentina announced the basic features of a restructuring offer at the IMF/World Bank meeting in Dubai in September 2003 and held meetings with consultative working groups in the following months. A new 36-month stand-by agreement in an amount of approximately US$12.5 billion (equivalent to amortizations payments falling due during the period) was signed with the IMF on September 10, 2003. Under the terms of that agreement, the World Bank and the IDB would maintain the levels of their exposure to Argentina and the Government would pay interest on all its indebtedness with international financial institutions from its own resources.

The fiscal performance indicative target for 2003 was a primary surplus of Ps.7,790 million for the federal government and Ps.1,480 million for the provincial governments. According to the macroeconomic framework figures presented in the program memorandum, those surpluses amounted to 2.1% of GDP for the federal government and 2.5% of GDP for the consolidated public sector. Performance criteria were set for October and December 2003 and March 2004. Indicative fiscal targets for the rest of the period showed that provincial governments were expected to achieve a primary surplus of 0.6% of GDP in 2004 and the provinces would have to sign new bilateral pacts with the Government to back the commitment to be ratified by provincial legislators by March 2004. The consolidated primary surplus goal for 2004 was Ps.12,480 million, an increase to 3% of GDP according to growth and inflation figures included in the economic policies memorandum.

Other fiscal reforms agreed with the IMF included an anti-evasion package. Some of the antievasion measures contemplated in the agreement were passed into law by Congress and have come into effect.

Monetary performance criteria were set for net domestic assets and net international reserves for each quarter through the end of March 2004, while there were only indicative targets for the Augmented Monetary Base (which includes provincial quasi-currencies). The agreement allowed for a Ps.4,500 million monetary base expansion between December and August of 2003, but estimated an expansion of only Ps.6,000 million in 2004. Growth of the monetary base in the period was expected to largely reflect international reserve accumulation and the net domestic assets of the Central Bank were expected to remain broadly unchanged in 2004. The aim of the monetary program was to keep inflation within a range of 7 to 11% in 2004.

Concerning the financial system reform, the Government created a regulatory agency (separate from the Central Bank) to supervise the banking system. Earlier in 2003, the government established a Financial System Restructuring Unit (FSRU) to oversee the implementation of strategy for banks benefiting from extended Central Bank assistance. During 2004 the FSRU has addressed the matter, implementing a series of extensions to those banks, that complied with the requirements. Furthermore, a bill to deal with the net effects of asymmetric indexation (CVS-CER) on the banking system was approved by Congress in early 2004 as set forth in the program. The Argentine Executive, regulated the new law and subsequently, the Central Bank established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production clarified the calculation method applicable to the amount to be compensated (See Note 1.6. to Consolidated Financial Statements). As for the losses arising from judicial decisions, the Government has committed to assess such impact but no schedule for compensation has been established in the agreement. Rules on minimum capital adequacy and valuation of government bonds and loans are to be phased in over the next few years and the temporary easing of rules on private loan classification and provisioning was removed by the end of 2003 pursuant to a structural performance criterion. Banks were required to present business plans and cash-flow projections that would include time-bound plans for full compliance with prudential regulations to be reviewed by the Central Bank. On the basis of audited end-2004 financial statements, banks presented updates of their business plans and rehabilitation plans (as needed) by March 2005.

Fiscal and monetary targets agreed on with the IMF were by far accomplished during the first semester of 2004, even though structural reforms such as the amendment of tax revenue-sharing method between Government and Provinces and the renegotiation of public companies agreements showed a lack of significant progress. In August 2004, the Argentine Government decided to temporarily call off the agreement with the IMF, until the defaulted public debt restructuring process was completed. From then on, Argentina started to pay not only the interests payable to the IMF (as it was doing in accordance with the agreement) but also principal payments, thus reducing the total debt with the entity.

After the completion of the debt restructuring, discussions with the IMF were resumed but no agreement has yet been reached.

International Monetary Situation

Global growth, driven by very lax demand policies and by the expansion of Asian economies, especially China, would have reached a ceiling during the first half of 2004. The combined effect of the rise in prices of raw material and the certain adjustment of monetary relaxation, together with the beginning of a cycle of interest rate increases in the US, and additional interest rate increases in other countries, resulted in more moderate, though still historically high levels of economic growth.

The US robust growth together with the lack of inflationary pressures allowed the Federal Reserve to start with its policy of gradual periodic interest rates increases. Consequently the short-term rate increased 125 basis points during 2004, accounting for 2.25% after long period of lows of 1%. On the other hand, the long-term rates showed a smaller growth, though highly volatile.

The weakening of the dollar as compared to the rest of the currencies, especially the Euro, continued during 2004, though the decline was more moderate than during the previous year. However, the fall of the dollar was unable to correct the US fiscal and current account imbalances.

The Financial System

Year 2004’s characteristic was the significant growth shown by the private sector loans, after a 4-year downfall. In addition, the low level of rates allowed for the financial system to stabilize and start correcting its profitability problem.

A new event, which became more acute than in 2003, was the growth in public sector deposits due to national and provincial strong fiscal accounts. In this way, private sector deposits lost 10 percentage points of participation over 2004 total deposits.

As regards the net worth condition of the financial system, a high concentration on public assets and a gap between assets and liabilities at free rate and CER adjusted. These problems were partially corrected during 2004 due to the better valuation of public instruments and the negative real interest rate, however this scenario could be reverted if the economic situation weakens and the risk increases.

Deposits and Loans

Total deposits in the Argentine financial system in pesos and dollars grew 27.7%, though the public banks absorbed most of these funds. In fact, public sector deposits grew 15.9 billion pesos, almost two-fold, while private sector deposits increased 8,900 million pesos, representing only a 12% increase, less than the growth shown by the overall economy.

This behavior is due to the significant fiscal surplus accounted for by the national and provincial administrations during the year, resulting in the segmentation between public banks (where most of the official deposits are placed) and private banks.

In the private sector, the fall in interest rates led to a low increase in time deposits, especially in the retail segment. However, 90 days CER adjusted time deposits gained relative significance, allowing for the expansion of the average term of time deposits, traditionally concentrated on the 30-day term. Growth in private sector funds was mainly driven by sight accounts and savings accounts. The Cedros stock lost relative significance within total deposits. By year-end they amounted to 1,600 million pesos (including CER accrued) and by 2005 they would end up by being paid off. However, the “amparos” or judicial injunctions continued having a negative impact on financial entities solvency.

Following several years of downward trend, in 2004, loans to private sector showed a positive evolution. Private sector loans in pesos and dollars recorded 25% annual growth, with loans to families growing at a higher speed than commercial loans, during the last months of 2004.

Interest Rates

The intervention of the Central Bank through its tenders of bills (Lebacs), within an environment of stable FX rates, low inflation and excess liquidity in the financial system, led to low and stable interest rates. Furthermore, the low level of international interest rates also impacted domestic rates.

The average interest rate of 30-day time deposits in pesos fluctuated between 2% and almost 4% at the most during the year. Retail rates remained stable along the year, while wholesale rates behavior was more volatile, reflecting market fluctuations. As of April 2004, the wholesale market segmented between public banks and private banks, with rates reaching a maximum spread of 270 basis points, further showing a reduction to some 140 basis points by year-end. As explained above, this was originated on the asymmetric distribution of liquidity between these two groups of banks due to the impact of fiscal pressures.

Polices introduced by the Central Bank through Lebacs tenders, promoted a reduction of interest rates and lengthening the average terms of deposits. In addition, it restated the system of swaps with the financial system with the purpose of establishing a short-term referential interest rate as a weapon of monetary policy.

Monetary Reserves

International reserves, at year-end, accounted for an increase of over US$5.5 billion. This was due to the important intervention of the Central Bank over the exchange market. On the other side, net payments to international credit entities for 3,600 million dollars were performed. These payments were accelerated as of the month of August, a time when the National Government was compelled to make non-refundable principal payments at maturity as a result of the lack of agreement with the IMF. These last payments were financed mainly with advances from the Central Bank to the National Treasury.

Circulation and Monetary Base

At the beginning of 2004, the residual stock of quasi-currencies were totally redeemed, as the monetary base grew 24%. Within this stock we include the assistance provided by the Central Bank to the financial system to help overcome liquidity problems (rediscounts). Monetary expansion remained between predefined bands.

The expansion of the monetary base derived mainly from the external sector, partly offset by Lebacs tenders and by the public sector’s absorption that purchased dollars for the payment of external commitments.

Monetary demand continued growing moderately during 2004, driven by stable prices and FX rate. Currency in circulation in the hands of the public grew 25%, above the real economic growth. Reserves or funds available of the financial system (including swaps) accounted for a 22% growth, though this surplus was mainly centered on state owned banks, where fiscal surplus was deposited.

The Crisis in Argentina and its effects on Banco Francés since 2001

The economic recession and the deep crisis in Argentina, as well as governmental measures, materially and adversely affected our liquidity in the first half of the year 2002 and materially and adversely affected our financial condition, results of operations and business prospects. Furthermore, future results of operations will continue to be impacted by significant charges mainly related to foreign exchange differences stemming from the reimbursement of deposits under precautionary measures.

Below is a summary of the main measures implemented as from December 2001, and of the economic scenario on Banco Francés:

a.	Political scenario

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

The enforcement of the “corralito”, and the disruption it created in economic activity, triggered nationwide looting and protesting on December 19, 2001. This led to the resignation of De la Rúa’s entire cabinet, including Economy Minister Domingo Cavallo. Thereafter, De la Rúa declared a state of siege and on December 21, 2001, resigned in the midst of an escalating crisis. On the same day, the Central Bank imposed a bank holiday which lasted until January 11, 2002. See “Key information—Risk factors” and “Operating and Financial Review and Prospects—IMF Financing”.

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

b.	Amendment to the Convertibility Law

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

On January 10, 2002, President Duhalde issued Decree No. 71/02 establishing a temporarily dual exchange rate system, with an official market where the exchange rate was fixed at Ps.1.4 per dollar for certain import and export transactions and other related transactions and an unofficial free market for all other transactions, where the exchange rate was to be freely determined by the market. This decree also provided for the conversion, known as “pesification,” of certain dollar-denominated loans into pesos .

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

On January 24, 2002, the Government amended the charter of the Central Bank to allow it to print currency, eliminating the limitations introduced in 1991 by the Convertibility Law. It also enabled the Central Bank to make short term advances to the Government for amounts not to exceed 10% of the Government’s cash revenues during the prior twelve months and to act as a lender of last resort by providing financial assistance to financial institutions experiencing liquidity difficulties.

c.	Supreme Court’s decision on the constitutionality of the Public Emergency Framework

On December 28, 2001, the Supreme Court ordered in case “Kiper v. the Federal Government et al” through the filing of a provisional remedy in an action for the protection of constitutional rights, the refunding of a bank deposit in foreign currency or in pesos at a free exchange rate. Moreover, on February 1, 2002, the Supreme Court, upon issuance of its decision in relation to a provisional measure requested in a case submitted to such Court, the Case “Banco de Galicia y Buenos Aires on immediate intervention in the proceeding: “Smith, Carlos Antonio v. Federal Executive on extraordinary summary proceedings” declared certain of the measures adopted by the Government to prevent withdrawals of deposits, the corralito, unconstitutional. More recently, on March 5, 2003, the Supreme Court in “Province of San Luis v. Federal Government on action for protection of constitutional guarantees” declared the unconstitutionality of the pesification of bank deposits, ordering the return of the deposited amount in U.S. dollars or pesos at a free exchange rate. During 2004, the Supreme Court issued final resolutions in cases “Cabrera, Gerónimo Rafael c/ P.E.N. s/ Amparo, “ Campbell, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. – Banco de Salta S.A. Grupo Marco s/ Amparo-Medida cautelar” and “Bustos, Alberto Roque y otros c/ P.E.N. y otros s/ Amparo” in which it declared the constitutionality of the Emergency Framework which ordered the pesification, and that an “amparo” was not the proper means for the claim. See “Key Information—Risk factors related to Argentina”.

d.	The enforcement of a Single Exchange Rate and Decree No. 214/02

On February 3, 2002 the Executive Branch announced the elimination of the dual exchange rate in favor of a single free exchange rate for all transactions, and on the same day another banking holiday was imposed, preventing the conversion of pesos until February 11, 2002. Furthermore, transactions involving the transfer of foreign currency abroad are regulated by the Central Bank as regards to prior approval, and form and terms of payment, according to the kind of transaction.

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

The Bank submitted the Central bank three informative requirements regarding the amount to be compensated according to Decree No. 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originated from the last presentation made by Banco Francés on December 23, 2002, amounted to Ps.797,3 million. Banco Francés applied this amount to the subscription of BODEN 2012 for a nominal value of US$569,5 million (at the exchange rate of 1.4 pesos to each dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the Central Bank an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of US$37 million.

On September 11, 2002, the Central Bank had credited BODEN 2012 for a nominal value of US$421.9 million and on October 29, 2002 for a nominal value of US$88.9 million (net of collateral security margin of 15%), in accordance with a previous compensation estimate. With said bonds the Bank then made a contribution to its subsidiary Banco Francés (Cayman) Ltd., and subsequently, in June 2004 the Government released bonds for US$77.9 million face value, which were used in the exchange of assets referred to into the Reorganization and Reformulation Plan. See Note 1.8. to the Consolidated Financial Statements.

Up to this date the Bank holds Bonds for US$46.8 million face value, which are blocked until the completion of the compensation process, of which US$25.2 million face value have been recorded under Government Securities for Ps.78.4 million. See “Key Information—Risk Factors related to Banco Francés”.

e.	Amendment to the Bankruptcy Law

On February 14, 2002, Law No. 25,563, amending the Bankruptcy Law, was enacted. Under such law, certain bankruptcies and foreclosures were suspended for a period of 180 days as of the law’s effective date. The pro-debtor amendments to the Bankruptcy Law were reversed by the Congress on May 15, 2002. Decree No. 204/03 created a voluntary conciliation procedure, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. On May 8, 2003 the National Congress enacted Law No. 25,737 which suspended court mortgage foreclosures for 90 days. These Legal Emergency Units may take part in the mortgage foreclosures at the request of either debtors or creditors.

Furthermore, on November 5, 2003, the Congress enacted Law No. 25,798, whereby the National Government granted financial institutions the option to assign certain mortgage loans to a “Mortgage Refinancing Trust” created by that law. The trustee should proceed to settle such loans through the payment of the principal installments due as from the maturity date through the effective payment date.

f.	The “Corralito” and the deposited funds´ outflow from the Argentine Financial System

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

Several other factors contributed to the fund outflow, among which the most relevant were the uncertainty generated by the lack of an agreement between the Government and the IMF and the growing expectations of a compulsory exchange of restructured time deposits for new bonds to be issued by the Government. In order to prevent additional deposit withdrawals from the financial system, which have had a negative impact on the exchange rate and at the same time on domestic prices, the Government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April 29, 2002.

During the first half of year 2002 the lack of domestic and foreign depositors confidence in the Argentine financial system caused a substantial decline in our deposit base, as compared to December 31, 2001. Deposits decreased sharply from Ps.15,140 million as of December 31, 2001 to Ps.7,795 million as of June 30, 2002 – in inflation adjusted values. However, since July 2002 deposits began to flow back into the system and our deposits began to recover following systemic trend-and currently keep growing. See “Information on the Company—Business Overview”.

The Government’s economic team submitted to Congress a bill providing for the mandatory conversion of restructured deposits into government bonds and other measures required by the IMF. The proposed conversion and the other proposed measures failed to obtain support from Congress. This, together with rumors of changes in the foreign-exchange policy, triggered the resignation of President Duhalde’s Economy Minister, Jorge Remes Lenicov, and led to a new institutional crisis. The crisis was overcome by the support that provincial governors gave to President Duhalde and the designation of a new Economy Minister. The consideration by Congress of a mandatory conversion of deposits into government bonds was temporarily suspended. However, in order to restrict fund outflows from the financial system, a new law was passed that required banks to release deposits only when injunctions had been issued pursuant to final non-appealable decisions. Law No. 25,587, passed by the Congress on April 25, 2002, prevented money withdrawals based on legal actions that had not resulted in a final judgment. Banks have had to repay dollar-denominated deposits pursuant to such judicial actions from depositors. A substantial amount of these payments is still pending. These payments were made at exchange rates different from the Ps.1.4 per dollar exchange rate at which the “pesification” was enforced, which illustrates that financial institutions are incurring losses as a result of making or having made these payments. By means of Communication “A” 3916 dated April 3, 2003, the Central Bank allowed to register as an asset the differences arising from compliance with court orders in cases challenging regulations in force in accordance with the Public Emergency Law regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003. At this date financial institutions continue being subject to precautionary measures and the execution of final resolutions ruled by first instance courts, and courts of appeals with respect to the constitutionality of the pesification. Although probabilities exist for the government to issue a resolution regarding the compensation of financial institutions for the exchange rate differences in the payments carried out in order to refund deposits, until this date said resolutions have not been issued. See “Key Information—Risk Factors”.

g.	Elimination of the application of CER index to certain loans

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

Law No. 25,713, enacted on January 8, 2003, provided the method to calculate the daily index CER for the obligations denominated in foreign currency outstanding as of the enactment of the Public Emergency Law that were mandatorily converted into pesos, and the exceptions to the application of CER.

Law No. 25,796 enacted on November 14, 2003 provides in Section 1 that as from April 1, 2004 the index CVS would no longer apply to the adjustment of obligations covered by Decree 762/02. Moreover, it provided also that beginning in October 1, 2002 such obligations should be adjusted by CVS and should bear the annual nominal interest rate agreed in the original contract, that was in effect on February 2, 2002. In the event that such interest rate, for a particular loan is higher than the average rates in effect in the financial system during 2001, as reported by the Central Bank, the latter should be applied.

In addition, Section 2 of Law No. 25,796 provided for the issuance of “Floating Rate Argentine Government Peso Bonds due 2013”, for a total amount of Ps.2.8 billion to compensate financial institutions for the differences existing as a result of applying CVS over certain assets, and CER over certain liabilities. This compensation procedure was regulated by Decree No. 117/04, dated January 23, 2004 and Communication “A” 4114 of the Central Bank dated March 12, 2004, which made the compensation procedure optional for each financial institution, so that each financial institution may seek compensation in respect of the total amount of its loans subject to Decree No. 762/02 and Law No. 25,713 or in respect of a portion thereof. Financial institutions had to communicate their election to accept this compensation procedure by May 18, 2004. With the acceptance of this compensation procedure, each financial institutions waived its right to demand any future compensation in relation to the enforcement of said laws and regulations.

On May 18, 2004, the Bank filed a note before the Central Bank and the Ministry of Economy by which it accepted the mentioned compensation procedure subject to the approval by the Central Bank of the methodology carried out by the bank to calculate the corresponding compensation. In the event the Central Bank does not approve the mentioned methodology, the Bank could consider filing a claim for compensation either administrative or judicial jurisdiction.

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. On June 30, 2004, and in accordance with the provisions of Central Bank Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). In the financial statements as of December 31, 2003, presented with comparative purposes, such adjustment affected the other receivables account (decrease) for 141,064, other income (decrease) for 105,792 and other expense (decrease) for 61,728. Such registration does not mean that the Bank has implicitly waived its claim to compensation.

h.	Deposits and liabilities of the government and private sectors. Balances rescheduling. Swap for Government Bonds (Swap I and II)

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

Financial institutions would acquire the Government bonds to be delivered to bank depositors who have chosen to exchange their deposits as referred to above, by, in the first instance, applying their holdings of 9% Government bonds Due 2002, known as the “Bonos Encaje” (a bond that is eligible for financial institutions to constitute reserve requirements). The exchange ratio would be Ps.1.40 of Governmental bonds per dollar of new bonds. To the extent the amount of bonds to be delivered to depositors of a bank exceeds such bank’s holdings of “Bonos Encaje”, such entity would be required to purchase the depositor bonds from the Republic of Argentina in pesos (at the price of 1.40 pesos for each dollar-denominated bonds or at par in the case of the 2007 peso-denominated bonds). Banks would be entitled to request advances from the Central Bank in order to make such payment. Such advances would be fully secured by assets of the relevant financial entity, calculated based on the weighed average of the book value of all of such assets of all of the financial institutions of the financial system as of the date of such advances (as established by Resolution No. 92/02 of the Ministry of Economy). Such assets would be selected in the following order: (i) compensatory bonds denominated in pesos, (ii) secured loans to the Government, (iii) loans to the provincial public sector which have been exchanged under Decree No 1387/01 or bonds delivered in exchange thereof, and (iv) other public sector financing if accepted by the Ministry of Economy and the Central Bank, if the relevant financial entity did not have the assets described in (i) to (iv) above, it should assign to the Central Bank its highest quality loan portfolio as collateral.

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

Moreover, Resolution No. 92/02 of the Ministry of Economy authorized financial institutions to offer the holders of non-exchanged restructured deposits better conditions of restructuring for such deposits. Such offer had to be made by means of a public offering and should be applicable to the complete series of deposits registered with Caja de Valores, subject to implementing regulations to be issued by the Central Bank.

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

The new exchange announced through Decree No. 1836/02, dated September 16, 2002, and regulated by Communication “A” 3740 issued by the Central Bank, provided for different options applicable to holders of CEDROS and to those depositors who exercised their option at the Swap I—Decree No. 905/02. Holders of CEDROS could opt for ten-year bonds due in 2013 denominated in dollars (BODEN 2013) guaranteed by the financial institution where they had their deposits and/or peso-denominated Time Notes issued by the financial institution secured for conversion by the Government. The term applicable to the Notes is the same term applicable to the BODEN 2013 and the principal is adjusted by the application of the CER. The original term for the option expired on October 30, 2002. Communication “A” 3797, dated November 7, 2002 extended the term to exercise the options until November 21, 2002 for cancellation in cash and until December 12, 2002 to opt for the BODEN 2013 and/or the time Note.

Moreover, the Central Bank under Communication “A” 3933 extended the term until May 23, 2003. This Swap II-Decree No. 1836/02, resulted in the release of some Ps.206 million of rescheduled in the Bank.

Also in line with the continuing measures towards the gradual release of existing deposits, on April 1, 2003, the Government published in the Official Gazette, Decree No. 739/03 which prescribed the possibility for holders of CEDROS originally denominated in foreign currency or in pesos, to cancel them either totally or partially. The optional mechanism to release such deposits would depend on the original nominal value of the deposit or CEDRO (i) up to Ps.42,000, (ii) over Ps.42,000 up to Ps.100,000 and (iii) over Ps.100,000. The return of the applicable amounts to depositors who exercised this option was the responsibility of the financial institutions (which should return the amount in pesos adjusted by the CER until the crediting date plus applicable interest and an interest rate set for deposits of the amounts mentioned in (ii) and (iii)) and the Government (who would deliver BODEN 2013 for the difference between the nominal value of the rescheduled deposit adjusted upon application of the CER as of April 1, 2003 and the dollar free market quotation as of such same date). Decree No. 739/03 provided that financial institutions might improve the conditions set forth in such order subject to the terms of the regulation issued by the Ministry of Economy (Resolution No. 236/03). The Central Bank informed that the dollar free market quotation as of April 1, 2003 was of 2.9792 pesos per dollar.

Through Resolution No. 290/03 dated April 24, 2003, issued by the Ministry of Economy, the term in which the holders of rescheduled deposits and of CEDROS could exercise the options described in Decree No. 739/03 was postponed until May 23, 2003.

As result of these options, some Ps.609 million rescheduled deposits were liberalized in the Bank. Out of Ps.318 million under 42,000, approximated 90% remained as new deposits.

i.	Presidential Election

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

On September 10, 2003, Argentina and the IMF executed a letter of intent whereby an agreement was reached to refinance debt to lending agencies maturing over the next three years in an amount of US$21.61 billion (US$12.5 billion of which are commitments to the IMF), after differences had been settled regarding how the Government was to make payments. The highlights of the agreement were: (i) scheduled payments of principal in US$21.16 billion are postponed until August 2006. Of that amount, US$12,500 million are commitments to the IMF; US$5,622 million to the World Bank and the Inter-American Development Bank, and US$3,488 million to the Club de Paris and other creditors; (ii) during the period covered by the agreement, Argentina would pay US$2.1 billion; (iii) the primary surplus would be 3% of the GDP in 2004. Targets for the subsequent two years were not established; and (iv) production was expected to increase 5% to 6% in 2003. For the 2004-2006 period, the GDP would grow at an average rate of 4%.

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

On June 1, 2004, the Government launched a new offer pursuant to which the principal of the defaulted indebtedness of US$81.2 billion, would be subject to a 75% nominal reduction i.e. a reduction of approximately US$60.9 billion. New debt securities would be issued in exchange of the defaulted indebtedness in an aggregate amount of approximately US$38.5 billion. This amount is equal to the debt payable as of December 31, 2003 plus interest, or US$99.4 billion, minus the amount of the nominal capital reduction. If bondholder participation exceeds 70% of the total principal amount of defaulted indebtedness, new debt securities would be issued in an aggregate amount of approximately Ps.43.2 billion. This amount is equal to debt payable as of June 30, 2004 plus interest, or US$104.1 billion, minus the amount of the nominal capital reduction. The new bonds would include a component linked to the rate of growth of the Argentine economy, called GDP-linked units, which will entitle the holders of such units to the payment of additional amounts under certain circumstances. In the event that the growth effectively reached by Argentina over the previous year exceeds the estimate contained in the sustainability model. Argentina will share part of the surplus with the bondholders. Payments would be made under the GDP-linked units if the actual GDP as of the reference date exceeds the base case GDP, and the annual growth rate exceeds 3%. The Government may, in the case of a greater growth rate, redeem early part of the debt. This could be achieved by applying a sum equal to the amount to be applied to the payment of the unit linked to the GDP growth, to the repurchase of part of the debt by means of transparent mechanisms (such as public auctions open to all bondholders).

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. This will allow the Government to stagger maturities and to have financial breathing space, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The period to tender bonds ended on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 3, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76%. And this implies that the Argentine Republic has left the default behind. The securities issued in exchange for the defaulted bonds were delivered on June 6, 2005. See “Key Information—Risk Factors”.

j.	Compensation to Financial Entities

The Government has issued bonds to compensate financial institutions for the difference in exchange rates mandated to convert foreign currency into pesos for foreign currency denominated assets as opposed to liabilities. The Government policies forced financial institutions to convert foreign currency into pesos for foreign currency denominated assets in a different exchange rate as the rate used for the conversion of its liabilities. The amount of compensation claimed by Banco Frances has been objected to by the Central Bank, because it considers that said compensation amount should be lower than the amount requested by the Bank. As of December 31, 2004, at the Central Bank’s request the Bank has charged off assets subject to objection.

The Bank has submitted to the Central Bank three informative requirements regarding the amount to be compensated according to Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, reflected in the last filing made by the Bank on December 23, 2002, equals Ps.797.3 million. The Bank subscribed BODEN 2012 for a nominal value of US$569.5 million (at the exchange rate of Ps.1.4 per U.S. dollar). In addition, to cover the remaining negative foreign currency position after the pesification, the Bank requested from the Central Bank an advance to subscribe for bonds up to the concurrence of its negative net foreign currency position for the amount of US$0.37 million. (See “Information on the Company—The Crisis in Argentina and its effects on Banco Francés since 2001”).

On September 11, 2002, the Central Bank issued BODEN 2012 for a nominal value of US$421.9 million, and on October 29, 2002 for a nominal value of US$88.9 million (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the Central Bank released bonds with a face value of US$386 million. With said bonds the Bank then made a contribution to its subsidiary Banco Francés (Cayman) Ltd, and subsequently, in June 2004 the Government released bonds for US$77.9 million face value, which were used in the swap of assets as referred to in the Reorganization and Reformulation Plan (See Note 1.8. to the Consolidated Financial Statements).

Up to this date, the Bank holds Bonds for US$46.8 million face value, which are blocked until completion of the compensation process, of which US$25.2 million face value have been recorded under Government Securities for Ps.78.4 million.

The Bank received several notes from the Central Bank in which it observed certain accounting items and recording criteria arising from the compensation being requested. The Bank answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the Central Bank to review the criteria observed.

Subsequently, Resolution No. 24/04 and 179/04 issued by the Superintendence of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank. The Bank filed two motions of appeal “Recurso Jerárquico” with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the above-mentioned resolutions with respect to the rejected items.

Through several letters to the Central Bank, the last dated October 18, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected to by the authorities. Additionally, it has filed the informative requirement required by the Communication “A” 4165 of the Central Bank, notifying it of the acceptance of certain adjustments determined by the Central Bank to the compensation amounts, and rejecting other adjustments.

The total effect of the differences on the compensation amounts to Ps.280.4 million. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the Central Bank’s request, a fact which does not indicate that we have implicitly waived the above-mentioned legal actions.

HISTORY AND DEVELOPMENT OF THE COMPANY

Banco Francés, an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in the Argentina, Reconquista 199, C1003ABB Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

Our original bylaws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our bylaws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on March 5, 1998, under No. 2440, Book 123, Volume “A”—of Corporations (sociedades anónimas). Pursuant to current corporate bylaws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the amendment to our bylaws that reflected the name change.

The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institutions. The Bank is also subject to inspections by the Central Bank, on which basis a “rating” is assigned to the Bank’s. See “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

On August 11, 1997, we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”) for the purchase price of Ps.401.8 million. The difference between the amount paid and the net equity value acquired of approximately Ps.203 million was booked as goodwill, the majority of which was subsequently reversed against shares issuance premium. We completed this merger of the two banks by final registration with the Public Registry of Commerce, on March 5, 1998. To effect the merger, Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. Each Banco de Crédito shareholder received one ordinary share for each 3.926 Banco de Crédito shares held.

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

On November 5, 1999, Banco Francés S.A. and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which Banco Francés acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for the amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A., a trust company, for the amount of Ps.79,000. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting to Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca were transferred to Banco Francés, with full integration of operations and systems.

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

On March 29, 2000 our affiliate Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”) was registered with the Public Registry of Commerce. On April 24, 2000 the Central Bank authorized Rombo Compañía Financiera to conduct business as a finance company by Communication “B” 6684.

On October 17, 2000, as part of BBVA group’s business reorganization plan started after the merger of BBVA, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Banco Uruguay (“BBVA Uruguay”).

Credilogros and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest, in November 2001. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7,134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance obtains financing through loans granted by the Bank and other domestic financial institutions. On October 31, 2003, subject to the approval of the Central Bank. Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros applied the proceeds to repay a loan from Banco Francés for a total of Ps.11.7 million plus interest. By the Central Bank issued on December 16, 2004 Resolution No. 371, approving the transfer of 50% of the capital stock to Banco Francés.

In May 2002 Banco Francés sold its 60.88% interest in BBVA Uruguay to BBVA for the amount of US$55 million. This transaction was approved by the Central Bank of Uruguay.

In June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA for 23,782,680 Euros. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37.

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for Ps.13.0 million. Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited for Ps.580,000 while the remaining 95% was acquired by Atuel Fideicomisos S.A.

Banco Francés (Cayman) Ltd., was as of December 31, 2003 a wholly owned subsidiary formed in 1998. As of December 31, 2003, this subsidiary, with total assets of US$950.8 million registered a gain of US$121.6 million. Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited. See Note 7 to our Consolidated Financial Statements. The sale price amounted to US$238.5 million, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. Banco Francés has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows: Ps.200 million of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders’ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, and Ps.11 million was charged to income (loss) for the period ended September 30, 2004.

On March 10, 2005, Banco Francés transferred to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. all of its participation interest in Credilogros which represented 69.52% of the capital stock of such entity (see Note 38 to the Consolidated Financial Statements). This operation is subject to approval from the Central Bank and to compliance with certain conditions precedent. Moreover, the agreed upon transfer price could be subject to certain adjustments, that may result from completion of the “due diligence for Credilogros.

BUSINESS OVERVIEW

Our strong corporate culture, with our customers and our team of professionals as cornerstones, enhances our franchise differentiation. Banco Francés is the third largest bank in Argentina in terms of deposits, and the fifth largest in total assets according to statistics published by the Central Bank (Information of Financial Institutions, as of February 28, 2005). As of December 31, 2004 we had, on a consolidated basis, a total of Ps.9.0 billion in deposits, Ps.16.0 billion in total assets and a market capitalization of Ps.3.3 billion.

We were one of the first companies listed on the Buenos Aires Stock Exchange. Our shares have been listed in the New York Stock Exchange since 1993, and in the LATIBEX (“Mercado de Valores Latinoamericanos”), based in Madrid since December 1999.

Substantially, all of our operations, property and customers are located in Argentina. Accordingly, following the 2002 crisis and the package of government measures, our financial condition and results of operations were deeply affected. Since December 2001 our business activity contracted compared to historical levels and our lack of liquidity led to a suspension of most new originations of all types of loans. Our structural strengths, our reaction capacity, and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Following a four-year recession period, the economy recovered during 2003 and deposits flowed back into the system. The adequate 2004- policy management, reflected in the primary fiscal surplus, the trade surplus and a conservative monetary policy, led us to maintain such economic growth, with stable prices and exchange rates. Within an environment of negative real interest rates, banks resumed lending activity and gradually improved their financial margin; nevertheless, transactional business remained as a significant source of income.

In such context, once again, Banco Francés successfully adapted its commercial strategy. An increasing credit activity—mainly in the form of short and medium-term financings—was added to the transactional business, which was the pillar of our 2002 and 2003 strategy. During 2004, our deposit base increased 22%, reaching a 10.6% market share (source: Central Bank), while our net private sector loan portfolio growth reached 35%. The consolidation of our financial margin was attained due to an efficient pricing policy combined with a higher intermediation volume and an increasing CER index variation, given our long CER adjusted position. Furthermore, the continuous cost control actions, together with our efforts towards further development in the transactional services, led to an improved efficiency.

As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly on the Buenos Aires Stock Exchange. The emerging recovery of the activities allowed to the successful closing of securities transactions. According to statistics published by the Argentine Mutual Funds Association, we had a 7.44% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”. We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2004, managed Ps.10.5 billion in pension fund holdings, with an 17.05% market share in the aggregate contributions to all AFJPs, according to statistics published by the Pension Funds Association.

Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in dollars. Following the 2002 crisis dollar deposits and loans were suspended in Argentina. During 2003, with the stabilization of the exchange rate and according to new regulations from the Central Bank, we began to accept dollar deposits and to grant dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2004. As of December 31, 2004, approximately 11.91% of our loans and 11.39% of our deposits were denominated in dollars.

The following table presents financial information of our principal business segments for the year ended December 31, 2004.

	As of December 31, 2004 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations(1)	Total
Total assets	14,329,113	312,003	1,545,700	(218,732)	15,968,084
Total income(2)	1,667,678	281,717	663,106	(143,326)	2,469,175
Total expenses(3)	(1,774,842)	(275,747)	(633,368)	143,326	(2,540,631)
Gain / (Loss) on minority interest in subsidiaries	(323)	(2,753)	(10,140)	—	(13,216)

Total Net (Loss) / Income	(107,487)	3,217	19,598	—	(84,672)

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 227 branches are complemented by other distribution channels, such as 512 automatic teller machines or ATMs, as of December 2004, a telephone banking service, which answered on average over 743,000 calls per month in 2004 and an Internet banking service called Francés Net, which serves over 312,000 registered clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, which has 18 participating banks, and our ATMs are part of the Banelco Network (Red Banelco). The customers of all the participating banks have access to the Banelco Network, which comprises over 2,995 ATMs throughout Argentina, approximately 17% of which belong to Banco Francés.

Our universal commercial strategy aims to achieve a leading position in all of different market segments.

Banco Francés - Background

Since 1886, BBVA Banco Francés, previously known as Banco Francés del Río de la Plata S.A., has been recognized as a leading provider of financial services to large corporations. It was only in the early 1980’s that we broadened our customer base to include medium and small companies as well as individual consumers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980’s and 1990’s in order to achieve a wider market penetration, we expanded our branch network by opening branches throughout Argentina.

In December 1996, when BBVA became our principal shareholder, we reaffirmed our universal banking strategy, with the goal of increasing the most profitable business segments medium and low-income individuals and small and medium-size businesses in the middle market. To this end, in August 1997, we acquired 71.752% of Banco de Crédito Argentino (the “Crédito acquisition”), a retail bank focused on the middle market and consumer banking sectors. This merger allowed us to maximize the strengths of each bank and to implement an ambitious leadership plan that included an expansion plan - starting with a strong initial positioning in each market.

The liquidity crisis, that started in December 2001, and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy toward the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Year 2004 represented the gradual strengthening of our credit activity in the midst of economic solvency, and the consolidation of our transactional business. We were able to reaffirm our leading position in the market in terms of deposits and achieved the pre-crisis asset quality standards.

Banking and Financial Services

Our financial condition and results of operations for the fiscal year 2004 were still impacted by the effects of 2002 crisis. Following the strong contraction in financial activity and the redefinition of our commercial strategy toward the transactional business, as an alternative source of income since the second semester of 2003, we resumed our lending activity. During 2004 fiscal year, we reinforced our intermediation volume, expanding our credit facilities while we stressed our efforts on rendering banking services, which included cash management of means of payment (with emphasis on electronic means), the bank account services for transactional purposes and operation of credit cards and transactional deposit taking. Our commercial policy in transactional business, backed by our state of the art technology platform and our efficient distribution network ensured the increase of our customer base and our fee revenue.

Within an environment of strong economic performance and a more stable financial system with sustained deposit growth and declines in interest rates, we began to rebuild our private sector loan portfolio providing short and medium-term financing, such as overdrafts on demand accounts, personal loans and credit card financing in the retail segment and notes discounted, working capital financing and investment-banking products, such as trustees, in the corporate segment.

In addition, the structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates, because we have a long CER adjusted position. A significant part of the Bank’s risk assets are variable rate assets, adjusted by CER plus an interest rate. Most liabilities accrue interest at a fixed rate except for certain loans granted to the Bank by the Central Bank, a diminishing Ps.459 million portfolio of rescheduled deposits, known as CEDROS and new CPI adjusted time deposits, totaling Ps.1.2 billion as of December 31, 2004. Accordingly, during fiscal year 2004 we focused on reducing the cost of funds beyond the positive effect of a decreasing interest rate level in the system.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2004		December 31, 2003		December 31, 2002
	(in thousands of pesos, except percentages)
Corporate	8,020,990	86.53%	7,366,210	88.36%	8,236,412	88.72%
Middle market	462,995	5.00%	186,687	2.24%	230,087	2.48%
Retail	784,738	8.47%	783,456	9.40%	817,472	8.80%

Total	9,268,723	100.00%	8,336,353	100.00%	9,283,971	100.00%

	Deposits
	December 31, 2004		December 31, 2003		December 31, 2002
	(in thousands of pesos, except percentages)
Corporate	2,712,696	30.16%	2,895,897	35.85%	3,102,439	44.82%
Middle market	1,023,288	11.38%	830,313	10.28%	571,885	8.26%
Retail	5,257,796	58.46%	4,352,006	53.87%	3,247,144	46.92%

Total	8,993,780	100.00%	8,078,216	100.00%	6,921,468	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with minimum annual sales of Ps.75 million or companies that belong to an international group. This division has three branches dedicated to serve groups of companies from Europe, the United States and the rest of the world, and companies based in Argentina.

During 2004, the Corporate Banking Division consolidated the return to credit business. As of the second quarter, we were leading the market of mid-term peso denominated financing, according to Central Bank’s information, in response to the need of companies to improve their funding structure. Likewise, we were very active in foreign trade business, with export-related operations.

Our emphasis on transactional business, which was the pillar of our strategy during the last year, is aligned with our strategic target of becoming the Bank of choice for corporate customers, under the model of full relations. This strategy led to a growth of transactional volumes and a 28% increase in transactional fees.

Regarding asset quality performance, in 2004 we almost concluded the debt restructuring process of companies in default. The professional administration, highly recognized and valued by the companies, showed an excellent result.

Capital Markets. As of February 2004, BBVA Banco Francés, together with Banco Galicia and Banco Nación Argentina, was appointed as a regional dealer bank for the domestic sovereign debt restructuring. We committed ourselves to performance of the responsibilities and tasks related to the sovereign debt restructuring despite the delay of its formal launch.

The 2004 fiscal year featured stronger capital markets activity, particularly on the placement of debt instruments in pesos, at fixed or fluctuating rates for terms above one year. The Bank served as lead underwriter for the placement of Telefónica de Argentina S.A.’s corporate bonds. The Bank was able to attract the attention of both institutional and retail investors, resulting in the successful placement of two series of securities for an aggregate amount of $200 million.

In the variable income or equity business, the incipient recovery of the activities allowed for the successful closing of the purchase transactions of Siderca S.A.I.C.’s remaining shares, by Tenaris S.A., as well as Atanor S.A.’s remaining quoted capital stock, by its controller D.A.International. In both operations the Bank acted as arranger and agent of the purchase offer.

On the other hand, during the 2004 fiscal year the Investment Banking Group continued to perform financial advisory business, both in the financial assessment for terms above one year of first-tier companies, as well as in the analysis of projects and in the business of financing Mergers and Acquisitions.

Trading and Brokerage. As of December 31, 2004, we routinely traded (on behalf of our customers and for our own account) corporate and Government securities, money market instruments and foreign currency. In fiscal year 2004, we traded approximately US$5.0 billion over-the-counter (in the Mercado Abierto Electrónico or “MAE”) and approximately US$1.4 billion through Francés Valores on the BCBA (“floor” and “SINAC”).

We typically earn both brokerage commissions and a spread on over-the-counter transactions, depending on the type of transaction involved. Our proprietary trading, as well as third party brokerage trading, is supported by research and analysis provided by our research department.

Middle Market Banking. The Middle Market division handles our relations with small and medium-sized companies, i.e., those with annual sales of up to Ps.75 million. The Bank has the first network in Argentina specialized in serving the small and medium-sized company segment.

Year 2004 represented, to the small and medium-sized companies, the return to credit activities, after the post-devaluation turmoil at the beginning of 2002.

The Bank’s specialized network for the exclusive service of this segment, allowed the entity to cover not only the services and transactional product needs, but also the growing demand for both short and mid-term financing. Middle Market Banking was able to respond to requirements of over 6,500 companies, through 27 business branches distributed around the country.

On the asset side, total loan portfolio amounted to 463 million pesos as of December 31, 2004; representing a 148% increase - 187 million pesos – as compared with the balance of the previous year. Our adequate credit risk control helped us to attain such growth with the lowest level of non-performing in the history of Middle Market Banking; i.e., 0.1% of total assets. Among the different credit lines, we must stress the evolution of notes discounted and leasing that showed a 333% and a 244% growth, respectively.

As for liabilities, we maintained the upward trend, with Ps.1,023 million deposits and a high participation of funds in sight accounts, representing 80% of the total deposits structure.

Our most intense activity was also reflected in the incorporation of 442 new active clients, strengthening the customer base and the inflow of income from fees. In such sense, income from services grew 38% as compared to total recorded in 2003.

Another of the 2004 milestones of management was the “DEX” implementation and consolidation at the branches outside Buenos Aires, aimed at rendering an integral service to customers linked to the foreign trade business. At present, the Bank has professional services in Rosario, Mar del Plata, Santa Fe, Mendoza and Córdoba.

Furthermore, we were also very active in the agricultural sector through our participation on the main exhibitions of that sector, such as Expochacra, Feriagro, Agroactiva and Rural de Bs. As. These activities, together with the quest of higher training through an important training plan and the appointment of agricultural arbitrators at the main branches, led us to increase our loan portfolio in the amount of 122 million pesos. In addition, with the purpose of completing the range of products addressed to the sector, we launched the Visa Agro BBVA Credit Card.

Retail Banking. The Retail Banking division is in charge of commercial relations with individuals and small companies. As of December 31, 2004, this division served about 1.3 million individuals and 27,100 small businesses through a network of 227 branches. In late December 2004, intermediation volume accounted for over 5,900 million pesos, with a 20.2% increase in loans and a 24.1% growth in deposits.

With the purpose of boosting growth in business on each market segment, Retail Banking is provided with a consolidated management model, articulated on the following main principles:

•	Consistent customer focus with quality service and product innovation serving as the two main milestones of the value proposal.

•	Retail activities as distribution business, with customer service, training and efficiency serving as the axis of the distribution channels mix.

Aiming to reinforce relationships with existing customers and to attract new customers, we focused on the innovation of strategic products with higher value and quality. Therefore, during 2004, we developed new products and re-launched products that were not commercialized during the financial crisis, including:

Personal and Mortgage Loans: Along with the improvement in the economic activity, we widened the offer of personal loans. We introduced credit lines for special purposes and carried out seasonal actions with the incorporation of the qualifying period, together with the extension of terms and increases in volumes financed. We granted new loans for 140 million pesos over more than 27,000 operations. In addition, we launched Mortgage lines for purchase, construction and remodeling of homes with different alternatives for rates and terms.

Alternative investments: Materializing the strategy defined as “the widest and most varied supply of alternatives for investors in the market”, new alternatives to the existing range of products were added, among which the following stand out: Accounts in Euros, traditional time deposit with periodic interest and new investment funds (US and EUROPE). In the foreign exchange market, two new alternatives were also introduced: purchase/sale of Reales and Uruguayan pesos.

Car financing: The Bank offers this product through Rombo Compañía Financiera S.A. and PSA Finance, where it has a 40% and 50% equity interest, respectively. This product showed a remarkable performance, following the recovery in consumption. During the last twelve-month period the number of new transactions totaled 5,577 in Rombo Compañía Financiera S.A. and 3,054 in PSA Finance, mainly concentrated in the first quarter of fiscal year 2005.

Insurance: 2004 was a year of consolidation for this product within the Retail Banking sector. Existing products were improved, with the incorporation of new and prestigious companies for car insurance services. In addition, we launched other products such as insurance for golf players, targeted to the high-value segment.

One of the main transactional products for the retail segment continued to be the direct deposit of salaries, which showed a growing trend attracting more companies for this service. Ranked among the market leaders (according to information published by the Central Bank), as of December 2004, were over 6,000 companies with approximately 307 thousand employees crediting their salaries through our network.

On the other hand, consistent with the value added management policy, defined under our corporate strategy, VIP BBVA, in charge of the high-value segment of individual customers, continued with the development of tailor-made solutions and strategies. As an exclusive benefit for the segment we launched “Plan Puntos”, a program designed to acknowledge the choice and trust in our services of our VIP BBVA customers. This program allows for the accumulation of points through consumer spending carried out with all the cards (credit and debit) of Banco Francés and completely or partially exchanges them for amounts that consumers have spent on Tourism.

Likewise, we implemented the Transaction Migration Plan, aimed at encouraging the use of Electronic Banking for operating transactions, so as to get a higher efficiency level while allowing the use of resources for commercial activities. As of December 2004 this sector was servicing 93.5% of total operations of the Bank.

With respect to the development of online and automated banking, during 2004 the following functions were significantly improved:

Francés Net

•	20% growth in number of users amounting to 143 thousand at fiscal year end. At the same time, the level of transactions carried out during the previous year doubled, with 54 million annual transactions.

•	A new version of the web page, with a more attractive design and a more intuitive and user-friendly navigation; based on the technological platform with state-of-the-art functionalities and services.

•	Launching of the exclusive site for VIP BBVA customers.

Francés Line

•	New operations: channeling of claims, complaints and acknowledgements from customers, specialized attention VIP group, Renault Argentina and Credilogros, Redemption of points for VIP customers.

Among the results obtained through the alternative Service Channels, the following stand out:

In Automated Banking:

•	Highest level of transactions over the system of Banelco ATMs Network, reaching as of December 2004, almost 41 million transactions (more than 10% over 2003 levels).

•	Leader in quality of service, with 96.2% of ATM availability.

Credit Cards and Debit Cards. Since 1991, the market for credit and debit cards in Argentina grew significantly as improved economic conditions led to increased consumer spending. Credit and debit cards generate income for the Bank in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and, in the case of credit cards, financing and penalty charges.

We issue mainly “Visa” and “MasterCard” credit cards, and debit-only cards (under the name Banelco Electrón, or Banelco). We had a total credit card base of 539,834 as of December 31, 2004. As of that date, we were the third largest of fifty-two issuers of Visa credit cards in Argentina, based on the number of customers served. As of December 31, 2004, we served approximately 11% of all Visa customers in Argentina, who generated approximately 10% of all Visa receivables during the year 2004. Our Banelco client base as of December 31, 2004 consisted of approximately 1.1 million debit-only cards, representing approximately 16.25% of the total debit-only cards issued by the 18 banks participating in the Banelco System. As of December 31, 2004, we ranked third in terms of the number of debit cards issued in the Banelco System.

In 2004, we offered securities brokerage services to our individual clients whereby over-the-counter transactions are executed directly through us, and Stock Exchange related transactions through Francés Valores. We similarly offer the services of Francés Inversiones, a telephone banking advisory service, through which our clients may conduct securities and other transactions. Although clients are not charged for these services, we collect fees for brokerage services performed on behalf of any customer.

Means of Payment: In an effort to differentiate our products from those of competing banks, we introduced the following products in 2004:

•	Mini Card, both for credit and debit, a new alternative means of payment.

•	Theme Cards, supporting the strategy of segmentation, we launched three types of cards: “Visa Education, Visa Sports and Visa Health”, aimed at the deepening of relationships with different groups of customers through exclusive benefits.

•	Gift Card, an innovative product that allows customers to pre-charge their cards with the amount they wish to spend on a present. This product had a good degree of acceptance in the market.

Trust Banking. Since 1996, we have organized a wide variety of trusts for large, medium and small customers in the private sector, for governmental entities and for multilateral organizations. Our Trust Banking division excelled in organizing guarantee trust funds for export pre-financing, bringing together producers and investors. Trust banking transactions increased 10% as compared to fiscal year 2003, generating an 11.37% growth in fees. We maintained our growth pace by using trusts as an instrument for structuring guarantees, ensuring agreements and facilitating businesses. As of December 31, 2004 agreements in force accounted for Ps.4,140 million in trust assets; representing a 50.7% increase compared to the previous year balance and the highest level since 1996. Our commercial strategy was focused on strengthening the synergies between the activities of the Trust Banking division and other banking activities, aiming to maximize profitability.

Asset and Pension Fund Management

BBVA Banco Francés continued to be a reference in investments advisory services and management, whether directly through portfolio management or indirectly through the offer of Mutual Funds that are part of the group of funds known as the “FBA Management”.

Mutual Funds

Francés Administradora de Inversiones S.A., in its capacity of Fund Manager, continued during the year managing FBA Management products; allowing for the good performance of investments both from individual and institutional customers, and for FBA products to rank in leading positions in terms of yield as compared to competitors, in the following categories: Floating Income Funds Argentina (FBA Calificado), Global Latinamerican Dollar Income Funds (FBA Acciones Globales), Latinamerican Flexible Dollar Fixed Income Funds (FBA Bonos) and Dollar Mixed Income (FBA Total).

During 2004, in accordance to their terms and conditions and to the alternative of accepting subscriptions and redemptions, the following seven Mutual Funds showed significant activity: FBA Renta Pesos, FBA Calificado, FBA Acciones Globales, FBA EE.UU., FBA Europa, FBA Bonos and FBA Horizonte. FBA Renta Premium and FBA Renta Fija, which were impacted by the sovereign debt default due to their large position in Government bonds, participated in Argentina’s sovereign debt restructuring process with the eligible securities. Peso and dollar denominated “Par” securities were received for the defaulted debt. Following the registration of the new bonds in Renta Fija EPC Type and Renta Premium EPC Type quotes, redemptions of such quotes are regularly paid in dollars.

Among the different funds, FBA Calificado—a floating income fund designed for the investment in eligible stocks for portfolios of large institutional investors—had a remarkable performance, achieving a 39.01% yield in pesos (Quota B). On the other hand, FBA Acciones Globales that globally invests in stocks from different world markets, appreciated 44.21% in dollars (Quota B). As regards FBA Europa and EE.UU. funds that invest in European and US stocks, respectively, allowing investors in Argentina to participate in the evolution of such markets through peso-denominated investments—showed a 12.46% and 0.06% annual yield in pesos, respectively.

Among the fixed income activities, we must highlight the performance of FBA Bonos that, through investments in different Argentine and Latin American debt securities, accounted for a 33.81% yield in dollars for BMD quotas. In addition, FBA Horizonte, launched during the last quarter of fiscal 2003, aimed at benefiting mainly from Argentina’s public bond valuation and income, through the arbitrage among the different bonds, particularly of the so-called “new debt”, accounted during 2004, for a 33.79% performance in pesos.

In sum, FBA Management increased its overall net-worth from Ps.496 million in 2003, to Ps.522 million in 2004, reaching a 7.44% market share in mutual funds, according to the “Cámara Argentina de Fondos Comunes de Inversión”

With regards to fixed term funds, FBA Renta Pesos closed the fiscal year with Ps.172.4 million net-worth, allowing for subscriptions and redemptions. It must be noted that the rest of the fixed term funds (FBA Ahorro Pesos, FBA Renta Dólares, FBA Ahorro Dólares) only allowed a redemption option at the end of a complete year.

In mutual funds asset management, FBA Management Fondos de Mercado showed a significant growth: from Ps.149 million under management in December 2003 to Ps.325 million by 2004 year-end, with a 10.81% market share, within its category. With regards to “market funds”, while the overall market funds showed a 72% increase in net-worth, FBA Family accounted for a 117% increase in net worth, with a significant increase in FBA Calificado (as of 2004 year-end accounted for Ps.195 million pesos net-worth under management, as compared to 2003 net-worth of Ps.28.9 million.

As of December 31, 2004, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	25,085
FBA Total	11,749
FBA Renta	21,509
FBA Renta Pesos	172,471
FBA Renta Dólares	5,473
FBA Bonos	8,295
FBA Calificado	195,423
FBA International	622
FBA Ahorro Dólares	17,890
FBA Ahorro Pesos	604
FBA Renta Fija	36,650
FBA Renta Premium	12,650
FBA Horizonte	10,568
FBA Europa	1,239
FBA EE.UU.	711
FBA Renta Corto Plazo	584

Total	521,523

Portfolio Management

During the 2004 fiscal year, Banco Francés renewed its commitment to customized portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2004, we owned 53.89% of Consolidar AFJP, a pension fund manager that is operated jointly with BBVA. As of December 31, 2004, Consolidar AFJP managed Ps.10.5 billion in pension fund holdings (with a 17.05% market share in collections).

Insurance

We provide advisory services to our customers in the selection of the adequate coverage of risks related to life, personal accidents and home insurance and ATM’s robbery insurance, within a range of products offered by certain insurance companies.

Additionally, as part of the overall business, we have equity interests in some of these companies, including 12.22% of the capital stock of BBVA Seguros S.A., 65.96% of Consolidar Compañía de Seguros de Vida S.A. (a company that offers life insurance to the persons with retirement accounts at Consolidar AFJP), 66.67% of Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans) and 12.5% of Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Law. BBVA holds the remaining shares in these four companies.

At December 31, 2004, Consolidar Retiro reached a 24% market share in the number beneficiaries. As for the labor risk insurance company, Consolidar ART increased the number of companies and employees insured from 53,716 companies and 741,640 employees in December 2003 to 56,535 companies and 794,021 employees by 2004 year-end (equivalent to a 7.06% and 5.25% growth, respectively).

International Operations

Historically, we have focused our international operations on providing international and off-shore banking services, raising funds from the international markets for foreign trade financing, and satisfying our treasury needs by means of instruments under our Medium-Term Note Program as well as loans and certificates of deposit borrowed from our correspondent banks.

During the first semester of fiscal year 2004, we maintained our efforts to restructure bilateral financial loans according to the regulations set by the Central Bank of Argentina. Our financial liabilities -— excluding the Floating Rate Note, which was refinanced as of October 2003 for an average term of four years totaled US$135 million and were also refinanced for an average four-year term.

Furthermore, we continued offering traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions. We made a special effort during the second half of the year to increase the lines from our correspondent banks, which enable us to respond to our customers’ demands.

On March 18, 2004, the Bank sold to BBVA its 100% interest in Banco Francés (Cayman) Ltd. See Note 7 to our Consolidated Financial Statements.

Cost Controls and Efficiency Improvements

During fiscal year 2004, we continued to maintain a strict control on administrative expenses, working toward a leaner organization. In 2004, four branches were closed and total personnel was reduced by approximately 200 employees, concluding the adjustment of our operating structure process, which was initiated in 2002 due to the deep economic and financial crisis.

Furthermore, our corporate guidelines include an efficiency follow-up model that was applied during 2004 to strictly control administrative expenses and immobilized assets.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2004, 2003 and 2002:

	As of December 31, 2004
	Banking Financial
	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets	14,201,307	98,603	29,203	14,329,113	312,003	1,545,700	(218,732)	15,968,084

Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income and other income	675,395	14,191	1,340	690,926	245,905	514,406	(136,887)	1,314,350
Total income (1)	1,626,981	38,106	2,591	1,667,678	281,717	663,106	(143,326)	2,469,175

Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful loans	(49,464)	(2,260)	(278)	(52,002)	—	—	—	(52,002)
Operating expenses	(478,647)	(26,907)	(2,018)	(507,572)	(133,296)	(44,143)	1,103	(683,908)
Other expenses	(746,669)	(5,495)	(299)	(752,463)	(140,809)	(588,873)	135,784	(1,346,361)
Total expenses (2)	(1,735,794)	(36,389)	(2,659)	(1,774,842)	(275,747)	(633,368)	143,326	(2,540,631)

Loss on minority interest in subsidiaries	(7)	(779)	463	(323)	(2,753)	(10,140)	—	(13,216)

Total net income / (loss)	(108,820)	938	395	(107,487)	3,217	19,598	—	(84,672)

	As of December 31, 2003
	Banking Financial
	BBVA Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets (3)	12,248,751	2,506,379	54,992	11,846	14,281,968	298,830	1,332,924	(131,120)	16,322,602

Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income and other income (3)	1,094,228	89,612	22,230	147	1,206,217	186,902	342,025	(82,995)	1,652,149
Total income (1)	2,257,409	652,680	32,858	747	2,943,694	233,482	460,236	(102,027)	3,535,385

Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Allowances for doubtful loans	(73,203)	—	(4,164)	(139)	(77,506)	—	—	—	(77,506)
Operating expenses	(509,179)	(6,155)	(23,165)	(1,713)	(540,212)	(105,906)	(35,655)	652	(681,121)
Other expenses (3)	(997,315)	(2,985)	(5,114)	(284)	(1,005,698)	(95,052)	(395,264)	82,343	(1,413,671)
Total expenses (2)	(2,761,528)	(478,024)	(42,983)	(3,845)	(3,286,380)	(213,883)	(485,355)	102,027	(3,883,591)

Gain on minority interest in subsidiaries (3)	—	—	3,027	1,812	4,839	(8,065)	8,042	—	4,816
Net monetary loss	1,548	—	(100)	(195)	1,253	(2,099)	(245)	—	(1,091)

Total net income / (loss)	(502,571)	174,656	(7,198)	(1,481)	(336,594)	9,435	(17,322)	—	(344.481)

	As of December 31, 2002
	Banking Financial
	BBVA Banco Francés S.A.	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets (3)	13,089,260	1,676,412	98,850	14,864,522	299,463	1,177,173	(219,452)	16,121,706

Financial income	4,781,803	438,666	53,138	5,273,607	163,690	285,094	(58,117)	5,664,274
Service charge income and other income (3)	878,082	7,879	17,515	903,476	203,406	268,702	(51,610)	1,323,974
Total income (1)	5,659,885	446,545	70,653	6,177,083	367,096	553,796	(109,727)	6,988,248

Financial expenses	(3,486,671)	(1,067,563)	(4,161)	(4,558,395)	(85,116)	(27,031)	58,117	(4,612,425)
Allowances for doubtful loans	(596,499)	(27,602)	(31,294)	(655,395)	—	—	—	(655,395)
Operating expenses	(672,252)	(3,793)	(41,176)	(717,221)	(126,433)	(26,180)	646	(869,188)
Other expenses (3)	(1,323,532)	(184,428)	(7,487)	(1,515,447)	(85,857)	(120,115)	50,964	(1,670,455)
Total expenses (2)	(6,078,954)	(1,283,386)	(84,118)	(7,446,458)	(297,406)	(173,326)	109,727	(7,807,463)

Gain on minority interest in subsidiaries (3)	—	—	37,823	37,823	33,264	(11,018)	—	60,069
Net monetary loss	(17,992)	—	(74,265)	(92,257)	(113,570)	(410,648)	—	(616,475)

Total net income / (loss)	(437,061)	(836,841)	(49,907)	(1,323,809)	(10,616)	(41,196)	—	(1,375,621)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (See Note 1.6. and 4.4.16. to the Consolidated Financial Statements).

Information technology

During 2004, our Systems and Organization efforts were concentrated on managing the increasing requirements derived from business reactivation, rationalizating expenses and working on Internal Control-oriented projects.

The main issues addressed were the following:

Commercial area:

•	Development of several new products for credit cards, supporting the Bank’s innovative position in this area.

•	Reengineering of processes for insurance sales area, launching of campaigns and new products.

•	Incorporation of new functionalities for automated channels, both for individuals and for companies.

•	Launching of euro-denominated accounts.

•	Launching of new products for the purchase / sale of foreign currency.

•	New functionalities for the application of sales, automating and decentralizing recognition of mortgage and personal loans.

•	Improvements in foreign trade applications.

•	Progress on the confirming product.

•	Launching of the project of images processing, through the creation of a digitalization isle, aimed at lowering expenses, optimizing processes and introducing new products. The first implementation was carried out in foreign trade transactions.

•	Introduction of a commercial data intelligence and mining tool for the analysis of customer base performance.

•	Improvements on TECOM, support tool for sales management.

Risk-management and Control

•	Launching of a corporate project pursuant to Sarbanes-Oxley Act, for its phases I and II.

•	Development of projects related to the compliance of Basle Accord II, namely, the assessment and mitigation of operational risk, and the relation between guarantees granted and risk assumed. By year end, a Risk Adjusted Profitability (RAR) project was started.

•	Development and implementation of several business continuity plans to ensure the ongoing business processes in case of contingencies, concluding by the end of 2004 Operations, IT Security, and Retail Banking projects, and scheduling 2005 new plans definition.

•	Incorporation of new functionalities for control applications in auditing systems, AURA/Audit, deepening this tool’s efficiency.

•	Improvements on recognition of transactions related to money laundering.

•	Progress with Plan Director de Seguridad Lógica, a medium-term corporate project aimed at setting up a minimum homogeneous level in IT Security practices and controls for all the group’s divisions.

IT Systems:

•	Development of an IT new model for branches, with a significant impact on performance, security and cost issues.

•	Start-up of SUN-Unix environment reengineering, aimed at equipment concentration and capacity improvement.

•	Start-up of Intel-Windows environment reengineering aimed at increasing service levels.

•	Implementation of a redundant scheme for Headquarters Files Servers.

•	Standardization and consolidation of LDAP services.

•	Standardization and enhancement of interconnected links with external entities.

On the other hand, actions taken for the generation of a solid synergy on everything related to systems and organization between different companies of the Group in Argentina have been deepened.

The overall investment in 2004 in hardware and communication systems, together with basic and application software approximately amounted to Ps.11.7 million.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2004, BBVA owned approximately 75.97% of Banco Francés’ capital stock., reduced by the events described below from the approximately 79.53% interest it held as of December 31, 2003.

As of January 21, 2004, Banco Francés presented the new formulation of the Regularization and Reorganization Plan (see Note 1.8. to the Consolidated Financial Statements), which began in 2002 at the behest of the authorities. The plan mostly consisted of the sale of its subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, S.A., carried out March 18, 2004 and the capitalization of a $78 million loan granted by BBVA, S.A. to Banco Francés. On April 22, 2004, the Shareholders’ Meeting of Banco Francés authorized a capital increase with a par value of Ps.385 million, which was formally executed in October/November 2004. BBVA subscribed to, and paid for, this capital increase through the conversion into equity of a $78 million loan it had granted to Banco Francés.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2004, BBVA, through its subsidiaries, has a presence in 15 American countries and several countries throughout Europe, with 3,375 branch offices in Spain and 3,473 branch offices outside Spain, and 30,765 employees in Spain and 53,352 employees outside of Spain.

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

Subsidiaries of Banco Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2004, managed Ps.10.5 billion in pension fund holdings, with a 17.05% market share in collections in Argentina. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

Until recently we provided certain financial services to customers in the lower-income segment through our subsidiary Credilogros. On March 9, 2005 we entered into sale-purchase agreement with Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A., whereby we sold our equity investment in Credilogros (see Note 38 to the Consolidated Financial Statements). Prior to that transaction, the capital stock structure of Credilogros, as of December 31, 2004, was as follows:

Banco Francés:	69.5271%

Banco Bilbao Vizcaya Argentaria S.A.:	29.9475%

Inversora Otar S.A.:	0.5254%

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. During 2004, total transactions increased 370%; from 953 to 4,468, with total financing – including leasing operations - amounting to approximately Ps.60 million. Out of total transactions, 145 correspond to finance the purchase of Nissan cars, 378 to second hand cars and the remaining 3,945 to Renault cars. We hold a 40% equity interest in this company, which capital stock consists of 20,000,000 shares of common stock with a par value of Ps.1 each.

PSA Finance is located in Buenos Aires. This financial entity was organized in 2001 and its original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. The company’s business is to finance brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through motor-vehicle secured loans or leasing transactions. On October 31, 2003, subject to the approval of the Central Bank, Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and the latter settled the call received from Banco Francés for a total of Ps.11.7 million plus interest.

Until March 2004, we offered financial services in the Cayman Island through Banco Francés (Cayman) Ltd. On March 18, 2004 we sold our interest in Banco Francés (Cayman) Ltd. to BBVA.

Until May 2002, we offered financial services in Uruguay through BBVA Uruguay. On May 13, 2002 we sold our 60.88% interest in BBVA Uruguay to BBVA.

The following chart reflects Banco Francés’s subsidiaries as of December 31, 2004:

(1)	The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005. (See Note 38 to the Consolidated Financial Statement).
(2)	On February 4, 2004, Atuel Fideicomisos S.A. acquired 95% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited.

The following information is related to subsidiaries and affiliates as of December 31, 2004:

Subsidiary or Associated Company	Country of Incorporation/ Residence	Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos) (4)
Atuel Fideicomisos S.A. and subsidiary (1)(3)	Argentina	99.99%	Trust services	15.5
Francés Valores Sociedad de Bolsa S.A. (1)(3)	Argentina	99.97%	Stock exchange brokerage	7.6
Credilogros Compañía Financiera S.A. (1)(3)	Argentina	69.53%	Financial Institution	32.8
Consolidar Cía. de Seguros de Retiro S.A. (1)(3)	Argentina	66.67%	Insurance	36.7
Consolidar Seguros de Vida S.A. (1)(3)	Argentina	65.96%	Insurance	73.4
Consolidar AFJP S.A. (1)(3)	Argentina	53.89%	Pension and Retirement Fund Administrators	247.2
PSA Compañía Financiera S.A. (1)(3)	Argentina	50.00%	Financial Institution	22.2
Rombo Compañía Financiera S.A. (3)	Argentina	40.00%	Financial Institution	30.9
Consolidar ART S.A. (3)	Argentina	12.50%	Workers Compensation Insurance	137.1
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance Company	40.1
Assurex S.A. (2)	Argentina	12.50%	Insurance Broker	0.1

(1)	For information regarding the number of shares we hold in such entities, see Note 16 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of June 30, 2002.
(3)	Total stockholders’ equity as of December 31, 2004.
(4)	Statutory Stockholders´ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of Banco Francés, if applicable.

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2004.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.02%	Clearing house	1.4
Interbanking S.A. (1)	Argentina	8.33%	Information services for financial markets	12.6
Argencontrol S.A. (1)	Argentina	7.77%	Agent Mandatary	0.9
Sedesa S.A. (1)	Argentina	13.76%	Deposit Guarantee Fund	1.0
Banelco S.A. (2)	Argentina	12.77%	Nationwide ATM network& credit card issuer	32.7
Visa Argentina S.A. (3)	Argentina	5.00%	Credit card issuer	24.3

(1)	Total Stockholders’ Equity as of December 31, 2003.
(2)	Total Stockholders’ Equity as of December 31, 2004.
(3)	Total Stockholders’ Equity as of May 31, 2003.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003 ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2004, our branch network consisted of 227 branches, of which 114 were located in properties that we own and 113 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

The dollar-denominated assets and liabilities reflect balances held by Banco Francés and Banco Francés (Cayman) Ltd. (for fiscal years ended up to December 2003). Banco Francés (Cayman) Ltd operated exclusively in dollars, while Banco Francés operates both in dollars and in pesos.

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

For the fiscal years ended December 31, 2002 and 2003, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis restated into February 2003 pesos in the case of the financial information of Banco Francés and its Argentine subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

For the fiscal years ended December 31, 2004, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of Banco Francés and its Argentine subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each fiscal year were converted to average real rates as follows:

Rp=	1 + Np	-1	Rd=	(1 + Nd)(1 + D)	-1
	1 + I			1 + I

Where:

Rp: real average rate for Argentine peso-denominated (in the case of Banco Francés), assets and liabilities of Banco Francés,

Rd: real average rates for dollar-denominated assets and liabilities of Banco Francés and Banco Francés (Cayman) Ltd,

Np: nominal peso average rate in peso-denominated (in the case of Banco Francés), assets and liabilities for the period;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the period;

D: devaluation rate of the Argentine peso (in the case of Banco Francés), to the dollar for the period; and

I: Argentine inflation rate (WPI) (in the case of Banco Francés).

The formula for the average real rates for dollar-denominated assets and liabilities (Rd), when compared with the corresponding nominal rates, reflects the loss, or gain, in purchasing power of the dollar caused by the difference between peso, devaluation and inflation in Argentina, for each period.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2004, 2003 and 2002. Average balances do not include the adjustments to prior years income (loss) mentioned in notes 1.6. and 4.4.16. to the consolidated financial statements. These adjustments do not have an impact on Interest-earning assets or Interest-bearing liabilities.

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	1,060,651	170,136	7.53%	770,114	69,593	6.87%	1,020,368	25,135	(53.04)%
Dollars	870,829	33,282	0.13%	2,244,896	5,454	(44.00)%	2,641,217	151,837	62.98%

Total	1,931,480	203,418	4.19%	3,015,010	75,047	(31.00)%	3,661,585	176,972	30.65%

Loans(4)
Private Sector
Pesos	1,680,780	229,900	5.34%	1,271,305	227,591	15.56%	2,702,824	743,308	(41.57)%
Dollars	496,364	26,471	1.59%	907,028	34,459	(42.01)%	1,107,086	168,479	77.57%

Total	2,177,144	256,371	4.48%	2,178,333	262,050	(8.41)%	3,809,910	911,787	(6.95)%

Public Sector
Pesos	6,561,812	555,672	0.51%	7,065,043	533,892	5.42%	8,334,810	2,887,594	(38.30)%
Dollars	—	—	—	138,936	11,615	(39.46)%	—	—	—

Total	6,561,812	555,672	0.51%	7,203,979	545,507	4.55%	8,334,810	2,887,594	(38.30)%

Deposits with the Central Bank
Pesos	108,931	643	(6.79)%	942,216	8,723	(1.08)%	450,493	5,473	(53.62)%

Total	108,931	643	(6.79)%	942,216	8,723	(1.08)%	450,493	5,473	(53.62)%

Other assets
Pesos	787,658	44,587	(2.09)%	456,619	52,335	9.25%	454,623	300,675	(23.86)%
Dollars	262,881	16,666	2.56%	324,895	37,295	(37.72)%	449,268	33,236	65.52%

Total	1,050,539	61,253	(0.93)%	781,514	89,630	(10.28)%	903,891	333,911	20.56%

Total interest-earning assets
Pesos	10,199,832	1,000,938	1.76%	10,505,297	892,134	6.34%	12,963,118	3,962,185	(40.17)%
Dollars	1,630,074	76,419	0.97%	3,615,755	88,823	(42.76)%	4,197,571	353,552	67.10%

Total	11,829,906	1,077,357	1.65%	14,121,052	980,957	(6.24)%	17,160,689	4,315,737	(13.93)%

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,000,398	—	—	189,076	—	—	193,773	—	—
Dollars	630,871	—	—	400,202	—	—	250,942	—	—

Total	1,631,269	—	—	589,278	—	—	444,715	—	—

Investments in other companies
Pesos	295,773	—	—	49,004	—	—	9,616	—	—
Dollars	—	—	—	786	—	—	8,304	—	—

Total	295,773	—	—	49,790	—	—	17,920	—	—

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,427,228	—	—	1,438,254	—	—	938,908	—	—

Total	1,427,228	—	—	1,438,254	—	—	938,908	—	—

Allowance for loan losses
Pesos	(192,320)	—	—	(645,982)	—	—	(1,050,647)	—	—
Dollars	(161,137)	—	—	(351,663)	—	—	(385,055)	—	—

Total	(353,457)	—	—	(997,645)	—	—	(1,435,702)	—	—

Other assets
Pesos	275,729	—	—	809,324	—	—	926,656	—	—
Dollars	65,698	—	—	71,991	—	—	663,308	—	—

Total	341,427	—	—	881,315	—	—	1,589,964	—	—

Total non interest-earning assets
Pesos	2,806,808	—	—	1,839,676	—	—	1,018,306	—	—
Dollars	535,432	—	—	121,316	—	—	537,499	—	—

Total	3,342,240	—	—	1,960,992	—	—	1,555,805	—	—

TOTAL ASSETS
Pesos	13,006,640	—	—	12,344,973	—	—	13,981,424	—	—
Dollars	2,165,506	—	—	3,737,071	—	—	4,735,070	—	—

Total	15,172,146	—	—	16,082,044	—	—	18,716,494	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,061,226	10,652	(6.86)%	733,310	4,226	(1.42)%	1,156,870	6,226	(53.93)%
Dollars	363,986	306	(3.47)%	273,838	1,582	(43.81)%	601,112	3,229	54.95%

Total	2,425,212	10,958	(6.35)%	1,007,148	5,808	(12.95)%	1,757,982	9,455	(16.70)%

Time deposits
Pesos	3,972,531	176,391	(3.22)%	4,563,821	475,201	8.22%	4,578,331	1,708,121	(37.07)%
Dollars	195,105	1,925	(2.60)%	454,065	5,695	(43.43)%	912,095	35,535	(60.12)%

Total	4,167,636	178,316	(3.19)%	5,017,886	480,896	3.54%	5,490,426	1,743,656	(20.93)%

Borrowing from the Central Bank
Pesos	1,947,353	170,252	0.77%	2,167,645	123,675	3.60%	1,580,869	560,410	(37.93)%
Dollars	2,272	21	(2.66)%	2,907	124	(41.75)%	20,331	1,034	61.95%

Total	1,949,625	170,273	0.76%	2,170,552	123,799	3.54%	1,601,200	561,444	(36.66)%

Borrowings from other financial institutions
Pesos	67,013	1,727	(4.95)%	127,074	11,096	6.57%	488,756	69,175	(47.69)%
Dollars	469,015	13,690	(0.74)%	1,443,772	59,732	(41.82)%	1,966,060	127,073	64.08%

Total	536,028	15,417	(1.27)%	1,570,846	70,828	(37.91)%	2,454,816	196,248	41.83%

Corporate Bonds
Pesos	8,573	1,232	5.98%	17,205	2,043	9.65%	21,726	11,188	(30.57)%
Dollars	406,627	10,929	(0.96)%	465,590	17,451	(42.04)%	1,258,021	52,388	60.54%

Total	415,200	12,161	(0.82)%	482,795	19,494	(40.20)%	1,279,747	63,576	58.99%

Other liabilities
Pesos	528,554	25,426	(2.88)%	707,313	15,563	0.17%	702,849	250,414	(37.84)%
Dollars	143,762	2,318	(2.00)%	399,434	6,820	(43.18)%	342,130	148,727	121.11%

Total	672,316	27,744	(2.69)%	1,106,747	22,383	(15.48)%	1,044,979	399,141	14.20%

Total Interest-bearing liabilities
Pesos	8,585,250	385,680	(3.17)%	8,316,368	631,804	5.46%	8,529,401	2,605,534	(40.17)%
Dollars	1,580,767	29,189	(1.77)%	3,039,606	91,404	(42.45)%	5,099,749	367,986	65.24%

Total	10,166,017	414,869	(2.96)%	11,355,974	723,208	(7.37)%	13,629,150	2,973,520	(0.73)%

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and Stockholders’ equity
Checking accounts
Pesos	1,122,143	—	—	791,205	—	—	931,833	—	—
Dollars	5,578	—	—	1,306	—	—	323,510	—	—

Total	1,127,721	—	—	792,511	—	—	1,255,343	—	—

Other liabilities
Pesos	2,100,406	—	—	1,865,066	—	—	1,574,348	—	—
Dollars	180,886	—	—	90,733	—	—	260,951	—	—

Total	2,281,292	—	—	1,955,799	—	—	1,835,299	—	—

Minority Interest
Pesos	167,069	—	—	160,582	—	—	211,656	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	167,069	—	—	160,582	—	—	211,656	—	—

Stockholders equity
Pesos	1,430,047	—	—	1,817,178	—	—	1,785,046	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,430,047	—	—	1,817,178	—	—	1,785,046	—	—

Total non–interest bearing liabilities and stockholders equity
Pesos	4,819,665	—	—	4,634,031	—	—	4,502,883	—	—
Dollars	186,464	—	—	92,039	—	—	584,461	—	—

Total	5,006,129	—	—	4,726,070	—	—	5,087,344	—	—

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	13,404,915	—	—	12,950,399	—	—	13,032,284	—	—
Dollars	1,767,231	—	—	3,131,645	—	—	5,684,210	—	—

Total	15,172,146	—	—	16,082,044	—	—	18,716,494	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2004, 2003 and 2002.

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	1,060,651	170,136	16.04%	770,114	69,593	9.04%	1,020,368	25,135	2.46%
Dollars	870,829	33,282	3.82%	2,244,896	5,454	0.24%	2,641,217	151,837	5.75%

Total	1,931,480	203,418	10.53%	3,015,010	75,047	2.49%	3,661,585	176,972	4.83%

Loans(4)
Private Sector
Pesos	1,680,780	229,900	13.68%	1,271,305	227,591	17.90%	2,702,824	743,308	27.50%
Dollars	496,364	26,471	5.33%	907,028	34,459	3.80%	1,107,086	168,479	15.22%

Total	2,177,144	256,371	11.78%	2,178,333	262,050	12.03%	3,809,910	911,787	23.93%

Public Sector
Pesos	6,561,812	555,672	8.47%	7,065,043	533,892	7.56%	8,334,810	2,887,594	34.64%
Dollars	—	—	—	138,936	11,615	8.36%	—	—	—

Total	6,561,812	555,672	8.47%	7,203,979	545,507	7.57%	8,334,810	2,887,594	34.64%

Deposits with the Central Bank
Pesos	108,931	643	0.59%	942,216	8,723	0.93%	450,493	5,473	1.21%

Total	108,931	643	0.59%	942,216	8,723	0.93%	450,493	5,473	1.21%

Other assets
Pesos	787,658	44,587	5.66%	456,619	52,335	11.46%	454,623	300,675	66.14%
Dollars	262,881	16,666	6.34%	324,895	37,295	11.48%	449,268	33,236	7.40%

Total	1,050,539	61,253	5.83%	781,514	89,630	11.47%	903,891	333,911	36.94%

Total interest-earning assets
Pesos	10,199,832	1,000,938	9.81%	10,505,297	892,134	8.49%	12,963,118	3,962,185	30.57%
Dollars	1,630,074	76,419	4.69%	3,615,755	88,823	2.46%	4,197,571	353,552	8.42%

Total	11,829,906	1,077,357	9.11%	14,121,052	980,957	6.95%	17,160,689	4,315,737	25.15%

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,000,398	—	—	189,076	—	—	193,773	—	—
Dollars	630,871	—	—	400,202	—	—	250,942	—	—

Total	1,631,269	—	—	589,278	—	—	444,715	—	—

Investments in other companies
Pesos	295,773	—	—	49,004	—	—	9,616	—	—
Dollars	—	—	—	786	—	—	8,304	—	—

Total	295,773	—	—	49,790	—	—	17,920	—	—

Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,427,228	—	—	1,438,254	—	—	938,908	—	—

Total	1,427,228	—	—	1,438,254	—	—	938,908	—	—

Allowance for loan losses
Pesos	(192,320)	—	—	(645,982)	—	—	(1,050,647)	—	—
Dollars	(161,137)	—	—	(351,663)	—	—	(385,055)	—	—

Total	(353,457)	—	—	(997,645)	—	—	(1,435,702)	—	—

Other assets
Pesos	275,729	—	—	809,324	—	—	926,656	—	—
Dollars	65,698	—	—	71,991	—	—	663,308	—	—

Total	341,427	—	—	881,315	—	—	1,589,964	—	—

Total non interest-earning assets
Pesos	2,806,808	—	—	1,839,676	—	—	1,018,306	—	—
Dollars	535,432	—	—	121,316	—	—	537,499	—	—

Total	3,342,240	—	—	1,960,992	—	—	1,555,805	—	—

TOTAL ASSETS
Pesos	13,006,640	—	—	12,344,973	—	—	13,981,424	—	—
Dollars	2,165,506	—	—	3,737,071	—	—	4,735,070	—	—

Total	15,172,146	—	—	16,082,044	—	—	18,716,494	—	—

(1)	Average Balances are dived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,061,226	10,652	0.52%	733,310	4,226	0.58%	1,156,870	6,226	0.54%
Dollars	363,986	306	0.08%	273,838	1,582	0.58%	601,112	3,229	0.54%

Total	2,425,212	10,958	0.45%	1,007,148	5,808	0.58%	1,757,982	9,455	0.54%

Time deposits
Pesos	3,972,531	176,391	4.44%	4,563,821	475,201	10.41%	4,578,331	1,708,121	37.31%
Dollars	195,105	1,925	0.99%	454,065	5,695	1.25%	912,095	35,535	3.90%

Total	4,167,636	178,316	4.28%	5,017,886	480,896	9.58%	5,490,426	1,743,656	31.76%

Borrowing from the Central Bank
Pesos	1,947,353	170,252	8.74%	2,167,645	123,675	5.71%	1,580,869	560,410	35.45%
Dollars	2,272	21	0.93%	2,907	124	4.26%	20,331	1,034	5.08%

Total	1,949,625	170,273	8.73%	2,170,552	123,799	5.70%	1,601,200	561,444	35.06%

Borrowings from other financial institutions
Pesos	67,013	1,727	2.58%	127,074	11,096	8.73%	488,756	69,175	14.15%
Dollars	469,015	13,690	2.92%	1,443,772	59,732	4.14%	1,966,060	127,073	6.46%

Total	536,028	15,417	2.88%	1,570,846	70,828	4.51%	2,454,816	196,248	7.99%

Corporate bonds
Pesos	8,573	1,232	14.37%	17,205	2,043	11.87%	21,726	11,188	51.50%
Dollars	406,627	10,929	2.69%	465,590	17,451	3.75%	1,258,021	52,388	4.16%

Total	415,200	12,161	2.93%	482,795	19,494	4.04%	1,279,747	63,576	4.97%

Other liabilities
Pesos	528,554	25,426	4.81%	707,313	15,563	2.20%	702,849	250,414	35.63%
Dollars	143,762	2,318	1.61%	399,434	6,820	1.71%	342,130	148,727	43.47%

Total	672,316	27,744	4.13%	1,106,747	22,383	2.02%	1,044,979	399,141	38.20%

Total Interest-bearing liabilities
Pesos	8,585,250	385,680	4.49%	8,316,368	631,804	7.60%	8,529,401	2,605,534	30.55%
Dollars	1,580,767	29,189	1.85%	3,039,606	91,404	3.01%	5,099,749	367,986	7.22%

Total	10,166,017	414,869	4.08%	11,355,974	723,208	6.37%	13,629,150	2,973,520	21.82%

	Fiscal Years ended December 31,
		2004			2003			2002
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and Stockholders’ equity
Demand deposits
Pesos	1,122,143	—	—	791,205	—	—	931,833	—	—
Dollars	5,578	—	—	1,306	—	—	323,510	—	—

Total	1,127,721	—	—	792,511	—	—	1,255,343	—	—

Other liabilities
Pesos	2,100,406	—	—	1,865,066	—	—	1,574,348	—	—
Dollars	180,886	—	—	90,733	—	—	260,951	—	—

Total	2,281,292	—	—	1,955,799	—	—	1,835,299	—	—

Minority Interest
Pesos	167,069	—	—	160,582	—	—	211,656	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	167,069	—	—	160,582	—	—	211,656	—	—

Stockholders equity
Pesos	1,430,047	—	—	1,817,178	—	—	1,785,046	—	—
Dollars	—	—	—	—	—	—	—	—	—

Total	1,430,047	—	—	1,817,178	—	—	1,785,046	—	—

Total non-interest-bearing liabilities and stockholders equity
Pesos	4,819,665	—	—	4,634,031	—	—	4,502,883	—	—
Dollars	186,464	—	—	92,039	—	—	584,461	—	—

Total	5,006,129	—	—	4,726,070	—	—	5,087,344	—	—

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY
Pesos	13,404,915	—	—	12,950,399	—	—	13,032,284	—	—
Dollars	1,767,231	—	—	3,131,645	—	—	5,684,210	—	—

Total	15,172,146	—	—	16,082,044	—	—	18,716,494	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003, for the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002 and for the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2002/December 2001 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	46,604	53,939	100,543	(22,649)	67,107	44,458	24,338	(16,059)	8,279
Reales	—	—	—	—	—	—	(7,454)	—	(7,454)
Dollars	(52,515)	80,343	27,828	(929)	(145,454)	(146,383)	(103,808)	(397,804)	(501,613)

Total	(5,911)	134,282	128,371	(23,578)	(78,347)	(101,925)	(86,924)	(413,863)	(500,788)

Loans
Private sector
Pesos	56,009	(53,700)	2,309	(256,304)	(259,413)	(515,717)	(115,037)	171,056	56,019
Uruguayan Pesos	—	—	—	—	—	—	(7,740)	—	(7,740)
Dollars	(21,900)	13,912	(7,988)	(7,581)	(126,439)	(134,020)	(852,960)	261,934	(591,026)

Total	34,109	(39,788)	(5,679)	(263,885)	(385,852)	(649,737)	(975,737)	432,990	(542,747)

Public sector
Pesos	(42,616)	64,396	21,780	(96,370)	(2,257,332)	(2,353,702)	2,887,238	(64)	2,887,174
Dollars	(11,615)	—	(11,615)	11,615	—	11,615	(533,956)	—	(533,956)

Total	(54,231)	64,396	10,165	(84,755)	(2,257,332)	(2,342,087)	2,353,282	(64)	2,353,218

Deposits with the Central Bank
Pesos	(4,915)	(3,165)	(8,080)	4,530	(1,280)	3,250	5,473	(4)	5,469
Uruguayan Pesos	—	—	—	—	—	—	(620)	—	(620)

Total	(4,915)	(3,165)	(8,080)	4,530	(1,280)	3,250	4,853	(4)	4,849

Other assets
Pesos	18.739	(26,487)	(7,748)	241	(248,581)	(248,340)	(281,956)	579,411	297,454
Dollars	(3,931)	(16,698)	(20,629)	(14,266)	18,325	4,059	(145,666)	(102,051)	(247,718)

Total	14,808	(43,185)	(28,377)	(14,025)	(230,256)	(244,281)	(427,622)	477,360	49,736

Total interest-earning assets
Pesos	73,821	34,983	108,804	(370,552)	(2,699,499)	(3,070,051)	2,520,056	734,340	3,254,395
Reales	—	—	—	—	—	—	(7,454)	—	(7,454)
Uruguayan Pesos	—	—	—	—	—	—	(8,360)	—	(8,360)
Dollars	(89,961)	77,557	(12,404)	(11,161)	(253,568)	(264,729)	(1,636,390)	(237,921)	(1,874,313)

Total	(16,140)	112,540	96,400	(381,713)	(2,953,067)	(3,334,780)	867,852	496,419	1,364,268

	December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2003/December 2002 Increase (Decrease) Due to Changes in			December 2002/December 2001 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	6,862	(436)	6,426	(2,419)	419	(2,000)	(934)	(7,661)	(8,595)
Uruguayan Pesos	—	—	—	—	—	—	(1,029)	—	(1,029)
Dollars	76	(1,352)	(1,276)	(1,873)	226	(1,647)	(7,939)	(17,053)	(24,993)

Total	6,938	(1,788)	5,150	(4,292)	645	(3,647)	(9,902)	(24,714)	(34,617)

Time deposits
Pesos	(26,255)	(272,555)	(298,810)	(1,456)	(1,231,464)	(1,232,920)	1,428,483	209,453	1,637,937
Uruguayan Pesos	—	—	—	—	—	—	(1,259)	—	(1,259)
Dollars	(2,555)	(1,215)	(3,770)	(5,707)	(24,133)	(29,840)	(380,732)	(532,037)	(912,769)

Total	(28,810)	(273,770)	(302,580)	(7,163)	(1,255,597)	(1,262,760)	1,046,492	(322,584)	723,909

Borrowings from the Central Bank
Pesos	(19,259)	65,836	46,577	33,486	(470,221)	(436,735)	560,410	—	560,410
Uruguayan Pesos	—	—	—	—	—	—	(387)	—	(387)
Dollars	(6)	(97)	(103)	(744)	(166)	(910)	(324)	(858)	(1,183)

Total	(19,265)	65,739	46,474	32,742	(470,387)	(437,645)	559,699	(858)	558,840

Borrowings from other financial institutions
Pesos	(1,549)	(7,820)	(9,369)	(31,598)	(26,481)	(58,079)	49,554	(9,634)	39,921
Dollars	(28,452)	(17,590)	(46,042)	(21,673)	(45,668)	(67,341)	52,447	(58,586)	(6,139)

Total	(30,001)	(25,410)	(55,411)	(53,271)	(72,149)	(125,420)	102,001	(68,220)	33,782

Corporate Bonds
Pesos	(1,240)	429	(811)	(536)	(8,609)	(9,145)	11,188	—	11,188
Dollars	(1,585)	(4,937)	(6,522)	(29,755)	(5,182)	(34,937)	6,079	27,594	(33,673)

Total	(2,825)	(4,508)	(7,333)	(30,291)	(13,791)	(44,082)	17,267	27,594	(44,861)

Other liabilities
Pesos	(8,599)	18,462	9,863	109	(234,960)	(234,851)	194,309	45,470	239,779
Uruguayan Pesos	—	—	—	—	—	—	(69)	—	(69)
Dollars	(4,123)	(379)	(4,502)	975	(142,882)	(141,907)	(386,629)	457,594	70,965

Total	(12,722)	18,083	5,361	1,084	(377,842)	(376,758)	(192,389)	503,064	310,675

Total interest-bearing liabilities
Pesos	(50,040)	(196,084)	(246,124)	(2,414)	(1,971,316)	(1,973,730)	2,243,011	237,628	2,480,639
Uruguayan Pesos	—	—	—	—	—	—	(2,743)	—	(2,743)
Dollars	(36,645)	(25,570)	(62,215)	(58,777)	(217,805)	(276,582)	(717,099)	(123,347)	(840,446)

Total	(86,685)	(221,654)	(308,339)	(61,191)	(2,189,121)	(2,250,312)	1,523,169	114,281	1,637,450

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2004	2003	2002
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	10,199,832	10,505,297	12,963,118
Dollars	1,630,074	3,615,755	4,197,571

Total	11,829,906	14,121,052	17,160,689

Net interest income (1)
Pesos	615,258	260,330	1,356,651
Dollars	47,230	(2,581)	(14,434)

Total	662,488	257,749	1,342,217

Net interest margin (2)
Pesos	6.03%	2.48%	10.47%
Dollars	2.90%	(0.07)%	(0.34)%

Weighted average rate	5.60%	1.83%	7.82%

Yield spread nominal basis (3)
Pesos	5.32%	0.90%	0.02%
Dollars	2.84%	(0.55)%	1.21%

Weighted average rate	5.03%	0.58%	3.33%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31.
	2004	2003 (3)	2002 (3)
	(in thousands of pesos, except percentages)
Net (loss) / income	(84,672)	(344,481)	(1,375,621)
Average total assets (1)	16,145,343	16,222,154	19,326,769
Average stockholders’ equity (1)	1,578,582	1,710,953	1,967,433
Stockholders’ equity at the end of the fiscal year	1,618,452	1,538,712	1,883,193
Net income as a percentage of:
Average total assets	(0.52)%	(2.12)%	(7.15)%
Average stockholders’ equity	(5.36)%	(20.13)%	(69.92)%
Declared cash dividends (2)	—	—	—
Dividend payout ratio (2)	—	—	—
Average stockholders’ equity as a percentage of Average Total Assets	9.78%	10.55%	10.23%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)	Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. Since April 2002, the Central Bank has suspended the payment of dividends. As of June 2, 2004, by Communication “A” 4152 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information – Dividends”
(3)	Modified from its original version to apply the adjustments to prior years income (See Note 1.6. and 4.4.16. to the Consolidated Financial Statements).

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2004, 2003 and 2002 by type and currency of denomination.

	Fiscal Years ended December 31.
	2004	2003	2002
	(in thousands of pesos)
Government Securities
In Pesos:
Investment Accounts
Argentine Treasury Bills	58,169	64,379	70,842
Other Debt Bonds	—	—	25,375
Holding for Trading or Financial Transactions
Debt Consolidation Bonds—Social Security (BOCON)	1,670	10,495	—
Argentine Bonds (BODEN 2007 and 2008)	54,453	56,245	—
Argentine Treasury Bills	9,032	9,047	1,782
Other Debt Bonds	12,539	11,711	8,631
Instruments issued by the Argentine Central Bank
Argentine Central Bank Bills (LEBAC)	958,979	480,917	19,608
Argentine Central Bank Notes (NOBAC)	40,584	—	—
Unlisted Government Securities
Argentine Bonds (BOGAR 2018)	451,121	979,507	—
Argentine Provinces Bonds	—	—	58,788
Tax credit certificates due in 2003/2006	41,151	86,225	93,056
Other Debt Bonds	630	39	—

Total Government Securities in pesos	1,628,328	1,698,565	278,082

In Foreign Currency:
Investment Accounts
Argentine Bonds—(BODEN 2012)	78,384	1,025,022	1,764,391
Argentine External Bills ( VEY4D)	594,593	88,323	36,088
Other Debt Bonds	11,756	15,633	—
Holding for Trading or Financial Transactions
Argentine Bonds – (BODEN 2012)	29,701	19,758	—
Argentine Bonds – (BODEN 2013)	3,088	—	—
Medium Term Treasury Bonds (BONTE)	5,165	7,399	8,900
United States Treasury Notes	—	14,610	140,214
Other Debt Bonds	13,140	10,409	—
Other
Argentine Bonds (9%)	—	1,071	—

Total Government Securities in foreign currency	735,827	1,182,225	1,949,593

Total Government Securities	2,364,155	2,880,790	2,227,675

Investments in Listed Private Securities
Shares	40,965	41,076	16,940
Corporate Bonds—Listed	93,102	40,573	28,238
Mutual Funds	45,145	98,772	1,734
Certificates of Participation in Financial Trusts	—	4,184	7,487

Total Private Securities	179,212	184,605	54,399

Subtotal Government and Private Securities	2,543,367	3,065,395	2,282,074
Allowances	(66,419)	(22,944)	(42,215)

Total Government and Private Securities	2,476,948	3,042,451	2,239,859

Corporate Bonds—Unlisted	99,691	223,830	216,450

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2004 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government Securities
In Pesos:
Investment Accounts
Argentine Treasury Bills (1)	—	—	—	58,169	58,169
Holding for Trading on Financial Transactions
Debt Consolidation Bonds-Social Security (BOCON)	—	—	—	1,670	1,670
Argentine Bonds (BODEN 2007, 2008) (*)	13,368	41,085	—	—	54,453
Argentine Treasury Bills (1)	89	—	—	8,943	9,032
Other Debt Bonds	133	5,766	6,057	583	12,539
Instruments issued by the Argentine Central Banks
Argentine Central Bank Bills (LEBAC) (*)	818,702	140,277	—	—	958,979
Argentine Central Bank Notes (NOBAC) (*)	—	40,584	—	—	40,584
Unlisted Government Securities
Argentine Bonds (BOGAR 2018) (*)	18,756	117,099	199,789	115,477	451,121
Tax credit certificates due in 2003/2006	41,151	—	—	—	41,151
Other Debt Bonds	630	—	—	—	630

Total Government securities in pesos	892,829	344,811	205,846	184,842	1,628,328

In Foreign Currency:
Investment Accounts
Argentine Bond—(BODEN 2012) (*)	12,842	37,453	28,089	—	78,384
Argentine External Bills (VEY4D) (1)	—	—	—	594,593	594,593
Other Debt Bonds	11,756	—	—	—	11,756
Holding for Trading on Financial Transactions
Argentine Bonds (BODEN 2012) (*)	3,713	15,531	10,457	—	29,701
Argentine Bonds (BODEN 2013) (*)	—	1,498	1,590	—	3,088
Medium Term Treasury Bonds (BONTE)	5,165	—	—	—	5,165
Other Debt Bonds	—	—	—	13,140	13,140

Total Government securities in foreign currency	33,476	54,482	40,136	607,733	735,827

Total Government securities	926,305	399,293	245,982	792,575	2,364,155

Corporate Bonds—Listed	18,119	58,043	16,918	22	93,102

Corporate Bonds —Unlisted	6,568	30,093	63,030	—	99,691

Weighted average yield (for the securities indicated with * )	6.95%	6.44%	6.84%	6.63%

(1)	Some Argentine Treasury Bills (Lete 90) and External Bonds (VEY4D) are in default. During June 2005, these securities were swapped in accordance with Decree No. 1753/04 with a maturity after 10 years.

Loan Portfolio

The following table analyzes our loan portfolio by type as of loan at December 31, 2004, 2003 and 2002. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Principal
Advances (1)	272,275	154,098	156,290
Notes discounted and purchased (2)	251,332	200,061	223,332
Secured with mortgages	401,064	415,885	507,442
Consumer loans (3)	572,675	301,900	343,998
Financial loans (4)	169,509	78,786	167,849
Loans to governmental sector (5)	6,927,719	6,693,431	7,485,406
Other loans	964,177	903,467	1,356,355

Less: Unaccrued interest and unused collections (6)	(112,764)	(630)	(975)

Less: Difference arising from purchase of portfolio	(88)	—	—

Plus: Interest and exchange differences receivable	25,517	48,927	106,786

Less: Allowance for loan losses	(202,693)	(459,573)	(1,062,512)

Total	9,268,723	8,336,352	9,283,971

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Liquid guarantees	6,992,645	6,718,381	7,553,039
Preferred guarantees	445,306	458,887	578,321

Total	7,437,951	7,177,268	8,131,360

Credit Policy

Overview

The credit policy of the Bank aims to maintain adequate controls on and consistent monitoring of credit risk.

Risk is conceived in a global sense. Our Risk Department is responsible for credit risk, market risk and operational risk.

Risk Management reports to an Assistant Executive Director, the Accounting and Risk Management Director, and is composed of five main areas: Admission and Follow-up, Credit Recoveries, Operational Risk, Market Risk and Global and Strategic Risk Management.

Risk Management represents us as a member of the Risk Commission in the A.B.A., the Argentine Banking Association.

Risk Management in 2004

The effects of the 2002 crisis continued to affect the banks’ asset quality during 2004. However, we were able to reduce the total amount of financing being newly classified as non-performing to 22% of the amount registered in 2003, i.e., from a total of Ps.184 million in 2003 to Ps.40 million in 2004. Similarly, our efficient performance on collections and our conservative provisioning and charge-off policy led to the same decreasing trend in the balance of non-performing financing; from Ps.812 million as of December 31, 2003 to Ps.117 million by the end of 2004. In this sense, the conservative provisioning policy implemented during the previous fiscal year proved to be an important tool. The stock of allowance for financing losses, which reached Ps.578 million as of December 31, 2003 with a 71.18% coverage ratio, decreased during 2004 by some 363 million pesos, due to a provisions reversal, to reach Ps.215 million by the end of fiscal year with a 183.76% coverage ratio. This had a positive impact on our profitability.

Institutional, political and economical stability led to make more flexible risk policies for the near future. Liquidity improvements coupled with the stabilization of the rate of exchange and a decreasing cost of funds provided the necessary basis to gradually resume our activities as providers of credit. We granted short and middle term loans and personal and mortgage loans in the retail segment, while we financed mainly working capital to exporters, suppliers of big corporations and import substitutor’s companies producing for local and external demand.

The Admission and Follow-Up department worked together with other areas of the Bank in the restructuring of defaulted debts, a process which, albeit complex and slow, helped to normalize the corporate portfolio.

The Credit Recoveries department achieved a high rate of recoveries of the charged-off portfolio. During fiscal year 2004, we recovered Ps.77 million, situating BBVA Banco Francés as one of the best banks in Argentina, in terms of recovery level, according to information published by the Central Bank.

The Operational Risk department continued implementing risk management tools in compliance with its medium-term plan.

In Fiscal year 2004, the Market Risk unit increased its responsibility to include liquidity and structural risk matters.

Risk Management, following its medium term strategy, continued working on internal processes to reach the advanced model standards of the new Basle Accord (BIS II). Accordingly, we moved towards the development and implementation of methodologies aimed at achieving the concept of risk related to profitability, within a more ambitious plan for 2005 and 2006 that involves its implementation by segments, products and even customers.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2004, 2003 and 2002. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Year Ended December 31,
	2004		2003		2002
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and Livestock	96,136	1.02%	84,571	0.96%	71,609	0.69%
Beverage	41,335	0.44%	29,168	0.33%	36,172	0.35%
Chemicals	53	—	38,400	0.44%	39,911	0.39%
Construction	66,068	0.70%	182,213	2.07%	209,645	2.03%
Consumer	941,556	9.94%	544,741	6.19%	888,069	8.58%
Electrical Machinery	31,512	0.33%	4,223	0.05%	17,909	0.17%
Electricity, Oil, Water and Sanitary Services	—	—	303,862	3.45%	298,676	2.89%
Financial Sector	169,509	1.79%	78,786	0.90%	12,725	0.12%
Foodstuff	152,421	1.61%	173,428	1.97%	197,093	1.90%
Furniture and Accessories	—	—	429	0.01%	1,925	0.02%
Government Services	6,927,719	73.14%	6,693,431	76.10%	7,485,406	72.35%
Industrial Metals	106,839	1.13%	1,980	0.02%	25,184	0.24%
Leather and Fur Product	9,976	0.11%	6,261	0.07%	12,005	0.12%
Machinery and Tools	—	—	1,853	0.02%	4,114	0.04%
Mining Products	152,492	1.61%	53,964	0.61%	86,193	0.83%
Oil and Carbon	173,849	1.84%	56,415	0.64%	40,580	0.39%
Others	207,860	2.17%	57,312	0.67%	300,956	2.92%
Other Manufacturing	11,409	0.12%	3,240	0.04%	10,892	0.11%
Paper Products	—	—	2,959	0.03%	6,099	0.06%
Printers, Publishers and Related Industries	3,984	0.04%	40,456	0.46%	131,596	1.27%
Rubber Products	23,263	0.25%	1,186	0.01%	2,137	0.02%
Retail Trade	135,851	1.43%	45,047	0.51%	36,579	0.35%
Services	111,322	1.18%	201,504	2.29%	195,481	1.89%
Shoes, Apparel and Other Textile Products	5,144	0.05%	2.774	0.03%	6,237	0.06%
Textile	8,278	0.09%	5,456	0.06%	12,918	0.12%
Tobacco	2,523	0.03%	—	—	—	—
Transportation Material	37,967	0.40%	27,791	0.32%	5,561	0.05%
Wholesale Trade	48,030	0.51%	151,500	1.72%	206,738	2.00%
Wood Products and Cork	6,408	0.07%	2,975	0.03%	4,072	0.04%

Total	9,471,504	100.00%	8,795,925	100.00%	10,346,482	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2004 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

	Maturing
	Amount at December 31, 2004	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	6,927,719	102,561	137,195	2,224,514	4,463,449
To the financial sector	169,509	75,391	81,677	12,441	—
To the non-financial private sector and residents abroad	2,374,276	1,068,808	680,942	335,340	289,186
Overdraft	274,712	240,876	31,671	2,162	3
With privileged guarantees	430,536	25,095	37,153	147,350	220,938
Credit cards	365,101	365,101	—	—	—
Other	1,303,927	437,736	612,118	185,828	68,245

Total	9,471,504	1,246,760	899,814	2,572,295	4,752,635

Percentage of total loan portfolio	100.00%	13.16%	9.50%	27.16%	50.18%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2004, 2003 and 2002, the aggregate amount of our cross-border outstanding exceeding 1% of total assets at each date. Cross-border outstanding are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina (in the case of Banco Francés), Uruguay (in case of BBVA Uruguay, except for Sao Pablo subsidiary) and the Cayman Islands (in the case of Banco Francés (Cayman) Ltd.). Cross-border outstanding of Banco Francés, BBVA Uruguay and Banco Francés (Cayman) Ltd are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Outstanding of Banco Francés (Cayman) Ltd. to American borrowers	—	40,145	—
Outstanding of Banco Francés (Cayman) Ltd. to Uruguayan borrowers	—	—	76,368
Outstanding of Banco Francés (Cayman) Ltd. to Argentine borrowers	—	1,896,858	1,960,611

Total	—	1,937,003	2,036,979

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2004

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2004. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2004
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	7,097,917
Foreign Currency	1,136

7,099,053

Fixed Rate
Pesos	1,777,394
Foreign Currency	489,921

2,267,315

Non-performing (1)
Pesos	79,515
Foreign Currency	25,621

105,136

Total	9,471,504

(1)	For additional information on non-performing loans see “Allowance for Loan Losses and Loan Loss Experience–Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2004.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	6,687,963
To the financial sector	3,611	8,830
To the non-financial private sector and residents abroad	564,794	59,732

Total	568,405	6,756,525

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

The loan classification system is a bifurcated system, which requires the application of one set of criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in a bank’s “commercial” portfolio. The principal criterion applied to loans in the consumer portfolio is delinquency aging, while the principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We may opt to apply the consumer loan classification criteria to commercial loans of up to Ps.500,000 (Ps.200,000 until April, 2005). Under the loan classification system, all loans to a single borrower are classified under the loan category with the highest risk represented by any of such borrower’s loans. If a borrower has both kinds of loans (commercial and consumer), the consumer or mortgage loans will be added to the commercial portfolio to determine under which portfolio they should be classified based on the amount indicated, for which purpose, a 50% weighting was applied to senior secured loans.

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

2.(a)“Special Tracking-Under Observation” if they are able to meet all of their financial obligations but are sensitive to changes that could compromise that ability absent timely corrective measures.

2.(b)“Special Tracking-Under Negotiation or with Refinancing Agreements” if they are unable to comply with their obligations as agreed and formally state, at least 60 days before the date on which the payment of their obligations is due, their intention to refinance such debts.

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

	Loan Loss Provision Required
	With Preferred “A” Guarantees	With Preferred “B” Guarantees		Without Preferred “A” or Preferred “B” Guarantees
Normal	1%	1%		1%
Inadequate Servicing / Special tracking - under observation (2)	1%	3%		5%
Special tracking - under negotiation or with refinancing agreements (2)	1%	6%		12%
Deficient Servicing / Problem	1%	12%		25%
Difficult Recovery / High Risk of Insolvency	1%	25%		50%
Irrecoverable	1%	50%		100%
Irrecoverable for Technical Decision	1%	100	%(1)	100	%(1)
Additional Loans (3)	1%	1%		1%

(1)	The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.
(2)	The entity has not yet classified its debtors in the “Special tracking -under negotiation or with refinancing agreements” category.
(3)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult Recovery/High Risk of Insolvency	20%
Deficient Servicing/Problem	30%
Inadequate Servicing/Potential Risk	40%

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

Furthermore, banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “problem” or lower or “deficient servicing” or lower. The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.

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

As of December 31, 2004, we fully complied with the Central Bank requirements. We also fully complied with the provisioning requirements regarding all its normal loans; that is, we had established the full 1.0% provision for normal loans by January 31, 1996, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “Difficult Recovery”, “High Risk of Insolvency” and “Irrecoverable,” In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See Note 4.4.5 to the Consolidated Financial Statements.

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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2004	%	2003	%	2002	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	9,190,677	97.04%	7,942,853	90.30%	8,770,456	84.77%
Inadequate servicing and Potential Risk	175,691	1.85%	266,840	3.03%	418,485	4.04%
Deficient servicing and with Problem	52,118	0.55%	252,377	2.87%	263,084	2.54%
Difficult recovery and high risk of insolvency	21,965	0.23%	287,741	3.27%	433,702	4.19%
Irrecoverable	30,921	0.33%	45,545	0.52%	460,027	4.45%
Irrecoverable for Technical decision	132	—	569	0.01%	728	0.01%

Total	9,471,504	100.00%	8,795,925	100.00%	10,346,482	100.00%

By Communications “A” 4060 and “A” 4055, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

•	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

•	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to Special tracking – under observation situation.

•	Modification in the conditions for preferred “A” guarantees – Credit Securities (checks / promissory notes/invoices).

•	Extension to 18 months of the term for considering mortgage guarantees (in force until June 30, 2004).

•	Flexibility of percentages for the granting of “additional credit”.

In addition to this, Communication “A” 4254, extended until December 31, 2005 the effect of the following temporary provisions of the regulation on Classification of Debtors:

•	It extended until December 31, 2005 the temporary provisions of Communication “A” 4060 which permits the reclassification of debtors restructured on the basis of their repayment capacity as being in normal situation, with the agreement of the Board of Directors.

•	It extended until December 31, 2005 the criterion for computing the capital rebate in the case of discontinued allowances.

As it will be remembered, according to these points those agreements (of whatever kind) made between the debtor and the financial institution between June 30, 2002 and December 31, 2004, may be reclassified to Normal situation with the approval of the financial institution’s Board of Directors, provided that it can be demonstrated that the debtor has repayment capacity based on the projected cash flows under the new loan conditions, the viability of the company and other Normal situation conditions.

For debts exceeding Ps.5 billion in the financial system, the Central Bank must be informed about the parameters considered for re-categorization, and an opinion of the external auditor of the bank must be obtained.

It is also possible to waive conditions considered for a change of category, depending on the category.

In the case of a refinancing with a rebate, the provision to be made should be equal to the difference between the amount of the previous provision and the rebate granted.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2004, 2003, 2002, 2001 and 2000 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2004	%	2003	%	2002	%	2001	%	2000		%
	(in thousands of pesos, except percentages)(1)
Normal (Consumer)	936,401	96.61%	747,257	92.05%	783,601	79.94%	3,338,647	89.07%	3,708,723	(2)	89.14%
Normal (Commercial)	8,254,276	97.08%	7,195,596	90.12%	7,986,855	85.27%	13,132,326	96.23%	10,470,589		97.06%

	9,190,677	97.04%	7,942,853	90.30%	8,770,456	84.77%	16,470,973	94.69%	14,179,312	(2)	94.86%

Inadequate servicing (Consumer)	7,576	0.78%	8,892	1.10%	21,528	2.20%	111,171	2.97%	111,587	(2)	2.68%
Special tracking (Commercial)	168,115	1.98%	257,948	3.23%	396,957	4.24%	125,055	0.92%	73,148		0.69%

	175,691	1.85%	266,840	3.03%	418,485	4.04%	236,226	1.36%	184,735		1.24%

Deficient servicing (Consumer)	11,115	1.15%	10,660	1.31%	17,229	1.76%	60,639	1.62%	64,836		1.56%
Problem (Commercial)	41,003	0.48%	241,717	3.03%	245,855	2.62%	115,128	0.84%	23,943		0.22%

	52,118	0.55%	252,377	2.87%	263,084	2.54%	175,767	1.01%	88,779		0.59%

Difficult recovery (Consumer)	4,351	0.45%	6,587	0.81%	62,302	6.36%	117,365	3.13%	108,076		2.60%
High risk of insolvency (Commercial)	17,614	0.21%	281,154	3.52%	371,400	3.97%	173,122	1.27%	164,322		1.52%

	21,965	0.23%	287,741	3.27%	433,702	4.19%	290,487	1.67%	272,398		1.82%

Irrecoverable (Consumer)	9,696	1.00%	37,812	4.66%	94,872	9.68%	118,267	3.16%	165,555		3.98%
Irrecoverable (Commercial)	21,225	0.25%	7,733	0.10%	365,155	3.90%	100,626	0.74%	55,539		0.51%

	30,921	0.33%	45,545	0.52%	460,027	4.45%	218,893	1.26%	221,094		1.48%

Irrecoverable for technical decision (Consumer)	132	0.01%	569	0.07%	729	0.06%	2,016	0.05%	1,649		0.04%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	—		—

	132	—	569	0.01%	729	0,01%	2,016	0.01%	1,649		0.01%

Total consumer loans	968,271	100.00%	811,777	100.00%	980,261	100.00%	3,748,105	100.00%	4,160,426		100.00%
Total commercial loans	8,502,233	100.00%	7,984,148	100.00%	9,366,222	100.00%	13,646,257	100.00%	10,787,541		100.00%

Total	9,471,504	100.00%	8,795,925	100.00%	10,346,483	100.00%	17,394,362	100.00%	14,947,967	(2)	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.
(2)	Including unused collections.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and unsecured:

	Fiscal Years Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of pesos)
Non-performing loans (1)	105,136	586,232	1,157,542	687,162	583,921

Total	105,136	586,232	1,157,542	687,162	583,921

With preferred guarantees	16,179	34,596	95,648	186,468	162,406
Unsecured	88,957	551,636	1,061,894	500,694	421,515

Total	105,136	586,232	1,157,542	687,162	583,921

(1)	Non-performing loans includes all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2004, 2003 2002, 2001 and 2000 non-performing loans include Ps.91,819 thousand, Ps.157,085 thousand, Ps.472,700 thousand, Ps.600,775 thousand and 569,144 thousand respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	(in thousands of pesos, except percentages)
	2004		2003		2002(1)		2001(1)		2000(1)
	Total	%	Total	%	Total	%	Total	%	Total	%
Agricultural and Livestock	15	0.01%	17,357	2.96%	37,546	3.24%	61,046	8.88%	55,856	9.57%
Beverage	—	—	4,105	0.70%	11,418	0.99%	15,988	2.33%	4.643	0.79%
Chemicals	—	—	5,881	1.00%	19,559	1.69%	8,223	1.20%	3,963	0.68%
Construction	2,506	2.38%	98,146	16.75%	153,309	13.24%	83,653	12.17%	30,923	5.30%
Consumer	6,957	6.62%	38,256	6.53%	115,744	10.00%	238,100	34.65%	240,934	41.26%
Electrical Machinery	5	—	343	0.06%	11,946	1.03%	15,684	2.28%	14,284	2.45%
Electricity, Oil, Water and Sanitary Services	—	—	171,948	29.34%	232,625	20.10%	69	0.01%	6,358	1.09%
Financial Sector	—	—	1,077	0.18%	18,961	1.64%	22	—	12,009	2.06%
Foodstuff	1	—	7,396	1.26%	30,492	2.63%	39,398	5.73%	27,850	4.77%
Furniture and Accessories	—	—	241	0.04%	1,413	0.12%	1,605	0.23%	1,198	0.21%
Government Services	—	—	4	—	21	—	93	0.01%	101	0.02%
Industrial Metals	—	—	258	0.04%	17,886	1.55%	24,787	3.61%	2,845	0.49%
Leather and Fur Products	1	—	11	—	412	0.04%	10,112	1.47%	10,206	1.75%
Machinery and Tools	—	—	4	—	2,485	0.21%	2,455	0.36%	2,396	0.41%
Mining Products	6	0.01%	28,999	4.95%	65,392	5.65%	14,587	2.12%	2,386	0.41%
Oil and Coal.	—	—	5,297	0.90%	25,347	2.19%	25,293	3.68%	25,992	4.45%
Others	87,930	83.63%	190	0.03%	1,312	0.12%	15,028	2.21%	40,837	7.67%
Other Manufacturing	7,671	7.30%	312	0.05%	7,227	0.62%	6,817	0.99%	4,590	0.79%
Paper Products	—	—	11	—	2,758	0.24%	6,408	0.93%	6,804	1.17%
Printer, Publishers and Related Industries	1	—	22,272	3.80%	99,883	8.63%	2,895	0.42%	2,150	0.37%
Rubber Products	1	—	14	—	169	0.01%	732	0.11%	1,354	0.23%
Retail Trade	6	0.01%	1,042	0.18%	11,322	0.98%	22,411	3.26%	26,254	4.50%
Services	14	0.01%	109,087	18.62%	139,876	12.08%	41,745	6.08%	17,648	3.02%
Shoes, Apparel and Other Textile Products	—	—	789	0.13%	3,513	0.30%	4,145	0.60%	3,634	0.62%
Textile	—	—	6	—	3,169	0.27%	3,169	0.46%	4,401	0.75%
Transportation Material	—	—	1,719	0.29%	3,426	0.30%	2,367	0.34%	1,185	0.20%
Wholesale Trade	22	0.03%	70,241	11.98%	138,513	11.97%	35,999	5.24%	28,960	4.96%
Wood Products and Cork	—	—	1,226	0.21%	1,818	0.16%	4,331	0.63%	4,160	0.01%

Total	105,136	100.00%	586,232	100.00%	1,157,542	100.00%	687,162	100.00%	583,921	100.00%

(1)	The financial statements for the fiscal years ended December 31, 2002, 2001 and 2000, were restated in the February 28, 2003 currency by applying the adjustments rate derived from the internal Price Index published by INDEC.

As of December 31, 2004, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.5.6 million or 0.06% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 amounted to Ps.59.4 million, Ps.75.2 million, Ps.99.5 million, Ps.157.4 million and Ps.103.1 million respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000. See Note 14 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	459,573	1,062,512	1,281,432	449,806	513,706
Provisions for loan losses	62,509	317,993	1,097,613	1,132,699	290,842
Charge-offs (1)	(319,389)	(920,932)	(1,316,533)	(301,073)	(354,742)
Advances	(10,545)	(11,433)	(91,197)	(80,566)	(100,898)
Consumer	(30,182)	(38,146)	(65,751)	(95,347)	(134,725)
Notes discounted and purchased	(159)	(30)	(3,472)	(14,660)	(23,229)
Other	(278,503)	(871,323)	(1,156,113)	(110,500)	(95,890)

Balance at the end of year	202,693	459,573	1,062,512	1,281,432	449,806

Net charge-off / average loans	3.63%	7.72%	1.35%	2.55%	1.02%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.319.4 million charged off in fiscal year ended December 31, 2004, Ps.281.4 million, or 88.09% were related to corporate borrowers and Ps.38.0 million, or 11.91% were related to individual consumers. Of the Ps.920.9 million charged off in fiscal year ended December 31, 2003, Ps.861.6 million, or 93.56% were related to corporate borrowers and Ps.59.3 million, or 6.44% were related to individual consumers. Of the Ps.1,316.5 million charged off in fiscal year ended December 31, 2002, Ps.1,157.7 million, or 87.94% were related to corporate borrowers and Ps.158.8 million, or 12.06% were related to individual consumers. Of the Ps.301.1 million charged off in fiscal year ended December 31, 2001, Ps.161.5 million, or 46.32% were related to corporate borrowers and Ps.161.3 million, or 53.68% were related to individual consumers. Of the Ps.354.7 million charged off in fiscal year ended December 31, 2000, Ps.134.9 million, or 38.03% were related to corporate borrowers and Ps.219.8 million, or 61.97% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000.

	Fiscal Year ended December 31,
	2004		2003		2002		2001		2000
	(in thousands of pesos, except percentages)
Advances	14,707	2.90%	7,903	1.77%	81,721	1.60%	10,150	4.39%	23,770	4.29%
Notes discounted and purchased	3,478	2.67%	7,697	2.29%	11,181	2.28%	59,698	12.00%	70,781	16.87%
Secured with mortgages	13,310	4.27%	17,857	4.97%	32,055	4.96%	57,979	9.68%	70,641	11.39%
Chattel mortgage	474	0.28%	871	0.06%	2,061	0.10%	5,779	0.39%	14,278	0.62%
Consumers loans	10,343	4.64%	16,623	3.42%	66,052	3.34%	91,287	8.14%	108,576	11.30%
Financial Loans	5	1.79%	122	1.47%	431,312	1.62%	5,340	0.36%	—	6.35%
Other loans to governmental sector	80,729	73.14%	103,417	76.10%	200,298	72.35%	750,043	49.53%	—	29.67%
Other	79,647	10.31%	305,083	9.92%	237,832	13.75%	301,156	15.51%	161,760	19.51%

Total	202,693	100.00%	459,573	100.00%	1,062,512	100.00%	1,281,432	100.00%	449,806	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2004, 2003, and 2002.

	Fiscal Year ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Deposits in Domestic Bank’s Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,122,143	791,205	931,833
Dollars	5,578	1,306	323,510

Total	1,127,721	792,511	1,255,343

Saving Accounts
Average
Pesos	2,061,226	733,310	1,100,512
Dollars	363,986	77,829	402,780

Total	2,425,212	811,139	1,503,292

Average real rate
Pesos	(6.86)%	(0.16)%	(53.91)%
Dollars	(3.47)%	(43.38)%	54.75%

Total	(6.35)%	(4.31)%	(24.80)%

Time Deposits
Average
Pesos	3,972,531	4,563,821	4,457,294
Dollars	195,105	50,748	373,539

Total	4,167,636	4,614,569	4,830,833

Average real rate
Pesos	(3.22)%	9.60%	(36.61)%
Dollars	(2.60)%	(43.17)%	62.07%

Total	(3.19)%	9.02%	(28.98)%

Deposits in Foreign Bank’s Offices (1)
Savings Accounts
Average
Pesos	—	—	56,358
Dollars	—	196,009	198,332

Total	—	196,009	254,690

Average real rate
Pesos	—	—	(54.17)%
Dollars	—	(42.98)%	55.35%

Total	—	(42.98)%	10.40%

Time Deposits
Average
Pesos	—	—	121,037
Dollars	—	403,317	538,556

Total	—	403,317	659,593

Average real rate
Pesos	—	—	(54.17)%
Dollars	—	(42.65)%	58.77%

Total	—	(42.65)%	38.04%

(1)	On March 18, 2004, we sold our 100% interest in Banco Francés (Cayman) Limited to BBVA. Consequently, as of December 31, 2004, the Bank did not register deposits in Foreign Bank´s Offices.

Maturity of Deposits at December 31, 2004

The following table sets forth information regarding the maturity of our deposits at December 31, 2004.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	1,652,892	1,652,892	—	—	—
Savings	2,395,535	2,395,535	—	—	—
Time deposits	4,200,403	3,307,122	624,154	268,778	349
Investment accounts	159,640	111,632	22,755	25,253	—
Other	585,310	460,594	74,674	50,042	—

Total	8,993,780	7,927,775	721,583	344,073	349

We are including in Other Deposits the CEDROS, as established by Decree No. 905/2002 and Communication “A” 3656 of the Central Bank.

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2004.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	2,884,665	2,078,143	519,531	286,822	169

Total	2,884,665	2,078,143	519,531	286,822	169

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps1.3 billion, Ps.2.3 billion and Ps.4.8 billion for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2004		2003		2002
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)
Total amount outstanding at the end of the reported period	1,291,458	—	2,256,450	—	4,831,911	—
Average during year	1,157,430	6.3%	2,455,176	4.4%	6,727,823	19.1%
Maximum month-end balance	1,291,458	—	2,529,138	—	5,338,145	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2004, Argentina’s banking system consisted of 73 commercial banks, including 14 government-owned or government-related banks and 59 privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

On December 31, 2004, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Río de la Plata S.A., Banco Francés, Bank Boston N.A., and Banco Macro Bansud S.A. Some of these banks, including Banco Francés, have one or more significant foreign investors. According to information published by the Central Bank, at December 31, 2004, private financial institutions accounted for approximately 52.06% of deposits and approximately 69.27% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 37.52% of all deposits and 54.95% of all loans in the Argentine financial system. The largest foreign banks at such date were Bank Boston N.A. and HSBC Bank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. At December 31, 2004, based on the available data of the Central Bank, such entities accounted for approximately 40.88% of deposits and approximately 24.96% of gross loans in the Argentine banking system.

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

The Central Bank requires banks to submit information to it on a daily, monthly, quarterly, semiannual and annual basis. These reports contain, among other important information, balance sheets and income statements, information relating to reserve funds, use of deposits and indications on portfolio quality, including details on principal debtors and any loan-loss provisions established. The reports are designed to allow the Central Bank to monitor the banks’ business practices. If the Central Bank’s rules are breached, various sanctions may be imposed depending on the gravity of the violation, ranging from calling attention to the infraction to the imposition of fines or even the revocation of a bank’s operating license. Moreover, noncompliance with certain rules may result in the obligatory presentation to the Central Bank of specific capital adequacy or regularization plans. These plans must be approved by the Central Bank for a bank to maintain its license.

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

On January 23, 2002 the Congress amended the charter of the Central Bank, eliminating certain restrictions on the Central Bank’s ability to provide financial assistance to financial institutions with liquidity constraints. On February 4, 2002, by virtue of Decree No. 214/02 the Central Bank was also allowed until December 2003 to grant financial assistance to financial institutions whose solvency had been affected. Before these measures, the Central Bank had limitations on its ability to make loans or otherwise extend financial assistance to banks with financial difficulties. Primarily, such assistance could not be granted, other than in exceptional circumstances, for more than 30 days or if it would affect the Central Bank’s foreign currency reserves.

More recently, on September 5, 2003, Law No. 25,780 was enacted, which introduced amendments to the Financial Institutions Law Corporate and the Central Bank charter. Among the most significant of such modifications we may mention the following:

•	Except by express provision to the contrary established by-law, the Central Bank will not be affected by any regulations of a general character which may have been or shall have been enacted with reference to Public Administration bodies and which may introduce limitations to the authority or powers of the Central Bank as set forth in its own Charter.

•	The Central Bank is empowered to make temporary advances to the Government up to an amount equivalent to 12% of the monetary base, which for this purpose includes constituted by the monetary circulation plus the sight deposits of the financial institutions with the Central Bank, in current account or in special accounts. It may also grant advances up to an amount not exceeding 10% of the cash resources obtained by the Government in the past twelve months. At no time may the amount granted as temporary advances, excluding those exclusively allocated the payment of obligations with the multilateral credit institutions, exceed 12% of the monetary base. All advances so granted must be reimbursed within the next twelve months; should any of these advances remain unpaid after its due date, it will not be possible to use these powers again until all owed amounts shall have been reimbursed.

•	The provisions of Decree No. 1131/01 are abrogated, and the validity of Articles 44, 46 paragraph (c), 47 and 48 of the Central Bank Charter, regarding the powers and authority of the Superintendency of Financial and Foreign Exchange Entities, is restablished in terms of the text approved as Article 1 of Law No. 24,144.

•	A temporary regulation is introduced, applicable until December 2005, authorizing the Central Bank to: (i) provide assistance to financial institutions with liquidity and/or solvency problems, including those undergoing restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; (ii) authorize the integration of the reserve requirements for financial institutions with financial assets other than cash, in the form of sight deposits with the Central Bank or in foreign currency accounts as per Art. 28 of the Central Bank Charter.

Supervision on a Consolidated Basis

According to Communication “A” 2227 dated July 15, 1994 and its amendments and correlative provisions, since 1994 the Argentine financial entities are subject to supervision in consolidated form by the Central Bank (irrespective of the observance on an individual basis of the regulations applicable thereto). In other words, the financial statements and other information regarding them must reflect the transactions of their head office as well as those of their branches in the country and abroad, and those of any significant local and foreign subsidiaries. Consequently, the requirements as to liquidity, solvency, minimum capital, risk concentration, and provisions for loan losses, among others, must be calculated on a consolidated basis.

From the above-mentioned communication it is clear that the financial institutions must submit certain information to the Central Bank, including the following:

•	Financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, and its local and foreign “significant subsidiaries” (as defined below); and

•	Financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, its local and foreign “subsidiaries” (as defined below), or entities or companies in the country and abroad where the financial entity has possession or control over more than 12.5% of the shares entitled to vote, in those cases determined by the Superintendency of Financial and Foreign Exchange Institutions, and those companies not subject to consolidated supervision which the financial entity may have chosen to include with the prior approval of the Superintendency of Financial and Foreign Exchange Institutions.

For the purposes of these regulations:

•	A “subsidiary” of a local financial entity is any local or foreign financial entity or company in any of the following assumptions:
(1)	The local financial entity has directly or indirectly controls of more than 50% of the total votes of any instrument with voting rights in such entity or company,

(2)	The local financial entity has direct or indirect control as to determining by itself the composition of most of the management bodies of such entity or company,

(3)	A majority of the directors of the local financial entity is also a majority of the directors of such entity or company.

The possession or control by the financial entity is considered indirect if exercised through another legal person, its controlling shareholders or directors appointed by such controlling shareholders or persons linked to them, in control of more than 50% –measured as a whole– of the total votes of any instrument with voting rights in another entity or company. Also considered indirect is any other form of control or interest where, in the opinion of the Superintendency of Financial and Foreign Exchange Institutions, and even if the shareholders’ interest does not exceed 50%, a situation of control, and therefore the subsidiary character of an entity or company is configured or can be inferred from the evidence collected.

•	A “significant subsidiary” is any subsidiary:

(1)	Whose assets, possible commitments and other transactions recorded in memorandum accounts represent 10% or more of the Computable Net Worth of the local financial entity and its subsidiaries abroad; or

(2)	Whose results of operations corresponding to the current fiscal year represent 10% or more of the results of operations for the current fiscal year of the local financial entity and its subsidiaries abroad.

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

Reserve Requirements and Liquidity Requirements

Effective August 1, 1995, as part of the measures adopted by the Government after the Mexican crisis, the Central Bank replaced previously imposed non-interest-earning reserve requirements with minimum liquidity requirements which were fully implemented in November 1995. Certain of the requirements were subsequently suspended by the Central Bank in 2001 and 2002. To meet the liquidity requirements, banks must invest a percentage of their deposits and other financial liabilities, depending on the type of account.

On a later date, by Communication “A” 3274, the Central Bank decided to create a system of minimum cash requirements for sight deposits, while maintaining the minimum liquidity requirements for term deposits.

In this way, two different liquidity reserve systems coexisted:

•	A minimum cash requirement applicable to sight transactions; and

•	A minimum liquidity requirement in force since 1995, applicable to all term transactions.

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

(ii)	Current accounts in Pesos, special guarantee accounts and accounts in connection with the attention of pension benefits, of the financial entities with the Central Bank; and

(iii)	Minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies.

Minimum daily cash: On no day of the month may the sum of the balances admitted for integration as mentioned in (ii) and (iii) above, as at the close of each day, be less than 50% of the total minimum cash required, as determined for the immediately preceding month, or less than 70% if the immediately preceding calculation period showed a monthly average deficiency exceeding the admitted margin to be transported.

The balances maintained on accounts opened with the Central Bank as eligible for minimum cash integration are remunerated up to those amounts corresponding to legal requirements, that is to say, no remuneration applies for any excess reserves.

By Communication “A” 4147 of May 28, 2005 and in effect as of June 1, 2004, the Central Bank sets forth the application of different requirements for deposits in pesos or in foreign currencies. Besides, it states as of that date a reduction of the requirements applicable to deposits in pesos and as of August 2004 an increase in the requirements of deposits in foreign currency. Later on, Communication “A” 4276 established a new reduction of the requirements for certain deposits in pesos with effect as of January 1, 2005.

The following table discloses the minimum cash requirements with respect to each type of account in force since December 2003:

Type of Account	From December 2003	From June 2004	From August 2004	From January 2005	From June 2005
Mutual Funds sight deposits (made accordingly CNV rules)	80%	80%	100%	100%	100%
Current accounts	20%	18%	18%	16%	16%
Other demand deposits
In pesos	20%	18%	18%	16%	16%
In foreign currency	20%	20%	30%	30%	30%
Savings accounts
In pesos	20%	18%	18%	16%	16%
In foreign currency	20%	20%	30%	30%	30%
Current accounts of financial institutions (1)	100%	100%	100%	100%	100%
Unused balances from current-account advances effected	20%	18%	18%	16%	16%

Fixed-term deposits (including “CEDROS “ and others with “CER” clauses), bonds for acceptances—including liabilities for the sale or assignment of credits to subjects other than financial institutions, reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option with the exception of fixed-term deposits in US dollars payable in pesos and of sight and fixed-term deposits made under court order with funds allocated in cases under court jurisdiction, and their immobilized balances by residual term (3):

In pesos
Up to 29 days	18%	18%	18%	16%	16%
From 30 to 59 days	14%	14%	14%	13%	13%
From 60 to 89 days	10%	10%	10%	9%	9%
From 90 to 179 days	5%	5%	5%	4%	4%
From 180 to 365 days	3%	3%	3%	2%	2%
More than 365 days	0%	0%	0%	0%	0%
In foreign currency
Up to 29 days	18%	18%	35%	35%	35%
From 30 to 59 days	14%	14%	28%	28%	28%

Type of Account	From December 2003	From June 2004	From August 2004	From January 2005	From June 2005
From 60 to 89 days	10%	10%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%
Bonds for foreign financial lines	0%	0%	0%	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	18%	18%	18%	16%	16%
From 30 to 59	14%	14%	14%	13%	13%
From 60 to 89 days	10%	10%	10%	9%	9%
From 90 to 179 days	5%	5%	5%	4%	4%
From 180 to 365 days	3%	3%	3%	2%	2%
More than 365 days	0%	0%	0%	0%	0%
In foreign currency
Up to 29 days	18%	18%	35%	35%	35%
From 30 to 59	14%	14%	28%	28%	28%
From 60 to 89 days	10%	10%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%
b) Others	0%	0%	0%	0%	0%
Fixed-term deposits in US dollars, payable in pesos	0%	(2)	(2)	(2)	(2)
Bonds with the trust fund for assistance to financial and insurance institutions	0%	0%	0%	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%	10%	10%	10%
In foreign currency	10%	10%	15%	15%	15%
Special accounts in US dollars for the deposit of guarantees required in futures and options transactions at self-regulated markets subject to the control of the National Securities Commission	100%	100%	100%	100%	100%
Special at-sight accounts in foreign currency	100%	100%	100%	100%	100%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos			25%	25%	25%
In foreign currency			40%	40%	40%
Special deposits related to funds revenues from abroad – Decree No. 616/05					100%

(1)	Computable for payment of their Minimum Required Reserves.
(2)	This type of funding was left without effect as of May 15, 2004 by Communication “A” 4140 of Central Bank. The different provisions derived from the applicability of this type of operation will remain effective until the maturity of existing obligations is reached.
(3)	Except, term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances, mutual funds term deposits and Special deposits related to funds revenues from abroad – Decree No. 616/05.

In addition to the above mentioned requirements, the following requirements must be observed:

•	100% of any defect in the application of resources in foreign currency for the month in respect of which the calculation of the minimum cash requirement is made. See “Lending Capacity Provided by Deposits in Foreign Currency”.

•	100% of any defect in the application of resources deriving from sight bonds in pesos for the month in respect of which the calculation of the minimum cash requirement is made (effective as October 2003). See “Minimum Application of Resources Deriving from Sight and Term Obligation in Pesos”.

Minimum application of resources deriving from sight and term obligations in pesos

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

These rules were in force until October 31, 2003 and have no effect since November 1, 2003 as per Communication “A” 4032 issued by the Central Bank on October 10 of the same year.

Lending Capacity Provided by Deposits in Foreign Currency

According to Communication “A” 3528 and complementary ones of the Central Bank, the lending capacity provided by deposits denominated in foreign currency must be applied in the denomination of currency of the deposits. This includes those deposits denominated in dollars and payable in pesos and applies to the following purposes:

(1)	Prefinancing or financing of exports, carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. This comprises those operations for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions;

(2)	Financing transactions granted to goods, producers or processors, provided they have firm sale contracts for the goods to be produced for an exporter, with prices fixed in a foreign currency and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets;

(3)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties;

(4)	Debt securities or certificates of participation in financial trusts -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework “IDB Loan Nº 1192/OC-AR”- whose assets under management are loans originated by financial entities under the terms described in the first and third points above;

(5)	Debt securities or certificates of participation in financial trusts, issued in foreign currency and with public offer authorized by the CNV, whose assets under management are documents guaranteed by mutual guarantee companies or by provincial funds created for the same purpose, and admitted by the Central Bank, acquired by the trustee for the purpose of financing transactions under the terms and conditions described in the first and third points above.

(6)	Financing transactions for purposes other than those mentioned in the preceding points, included in the credit program to which the IDB loan makes reference as mentioned in the fourth point above, without exceeding 10% of the lending capacity.

(7)	Interfinancing loans (any interfinancing loans granted with such resources must be identified);

(8)	Central Bank bills in U.S. dollars acquired by bidding or secondary negotiation (such application must be as a minimum equivalent to the amount of deposits in U.S. dollars payable in pesos).

The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

Any application defects must be subject to an equivalent increase in the minimum cash requirement, unless they correspond to the minimum application contemplated in (6) above.

Those defects contemplated in (6) above must be subject to a charge equivalent to twice the annual interest rate on maturity resulting from the offers of bills in pesos made by the Central Bank.

With effect as of May 15, 2004 and in terms of Communication “A” 4140, the Central Bank canceled the possibility of taking fixed-term deposits in U.S. dollars payable in pesos as mentioned in the first paragraph, the provisions contemplated for this type of deposit will remain valid until expiration of those in existence. As of December 31, 2004, the Bank does not maintain any deposits of this type.

Reporting Requirements

On September 26, 1995, the Central Bank issued Communication “A” 2374 the latest restated text of Communication “A” 2879 and amendments. It complements the regulations designed to limit the liquidity risk that financial institutions in Argentina assume. Under this regulation, beginning in April 1996, banks have to draw up monthly reports on cash flow, detailing the following:

•	Contractual cash flow of assets and liabilities,

•	Current cash flow to renew assets and liabilities,

•	Cash flow designed to prevent illiquidity of the bank, and

•	Cash flow designed to anticipate illiquidity in the financial system, both with and without compliance with minimum requirements.

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

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank, banks are permitted, among other things, to:

•	Make loans in pesos and foreign currency,

•	Receive deposits in pesos and foreign currency,

•	Issue guarantees,

•	Underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV,

•	Conduct transactions in foreign currency,

•	Act as fiduciary, and

•	Issue credit cards.

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

These limitations include:

•	The prohibition of a bank from pledging its shares,

•	Restriction on incurring any liens upon its properties without prior approval from the Central Bank, and

•	Limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “Information on the Company Lending and Investment Limits—Related Persons” below in this section.

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

Capital Adequacy Requirements

Basle Accord

In July 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the “Basle Committee”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basle Accord”) for capital measurement and capital standards of banking institutions. The Basle Accord established a risk asset ratio as the principal measure of capital adequacy. The framework provides:

•	Definitions for Tier I (core) capital (“Tier I Capital”) and Tier II (supplemental) capital (“Tier II Capital”),

•	A system for weighing assets and off-balance sheet items according to credit risk (this weighted total referred to as the “Basle Risk Weighted Assets”), and

•	As of the end of 1992, a requirement that banks engaged in international operations maintain

(1)	Tier I Capital at least equal to 4.0% of Basle Risk Weighted Assets; and

(2)	“Total Capital”, equal to Tier I Capital plus up to an equal amount of Tier II Capital, at least equal to 8.0% of Basle Risk Weighted Assets.

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2004, our Total Capital would have been approximately 5.85 times the minimum required.

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

“Minimum Capital” is equal to the sum of:

•	“Basic Net Worth”, which includes:

(1)	Capital stock,

(2)	Capital adjustments,

(3)	Reserves and irrevocable capital contributions,

(4)	Unappropiated earnings, and

(5)	Third parties’ participations for those corporations subject to a supervision system on a consolidated basis;

Minus:

Balances favorable to the entity as registered in the assets, corresponding to the minimum presumed income tax for such portion as exceeds 10% of the Basic net equity without computing this item, or 10% of the Bank´s Computable Net Worth for the preceding period, whichever is smaller (Communication “A” 4296 dated February 11, 2005);

Plus:

“Complementary Net Worth”, which includes 50% of loan loss provisions for loans to borrowers classified as “Normal” under Central Bank rules, certain subordinated debt and certain unaudited net income, minus unaudited losses and certain items such as permanent investments in other financial institutions and intangible assets.

Minimum Capital must be, at least, the greater of:

•	Minimum basic capital, and

•	Minimum capital required for credit risk, which includes the minimum capital requirement for market risk, plus the minimum capital requirement for interest rate risk.

The entities in operation as of October 31, 1995 must maintain as of January 1, 1999 a basic minimum capital of 5 million if at December 31, 1998 they were subject to basic requirements lower than 5 million pesos, or about 8.9 million for the rest of the entities. As of January 1, 2003 the basic minimum capital is fixed at 15 million pesos for all commercial banks (excepting wholesale banks subject to a basic minimum capital of 10 million pesos). Effective as of July 1, 2005, changes were made to the minimum capital requirements applicable to financial entities. Differential requirements were established for banks and other financial entities, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to Central Bank criteria, which now enjoy less stringent requirements as regards minimum basic capital. However, those banks in operation as at June 30, 2005 will maintain their differentiated minimum capital if it does not exceed 15 million pesos. On the other hand, the above-mentioned differences in force with respect to wholesale banks have disappeared, all banking institutions now being subject to the same minimum capital requirements. Those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of 50 million pesos or the equivalent of 5% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

By Communication “A” 3959 dated May 30, 2003 and complementary ones, the Central Bank modified the regulations for calculating minimum capital requirements for credit, interest rate and market risk. These modifications became fully effective as of January 2004. There follows a description of such regulations as are applicable as of the date of this report.

The minimum capital requirement for credit risk is the sum of:

(a)	10% of the value of our fixed or illiquid assets; and

(b)	8% of the value of certain categories of financial or liquid assets, net of certain allowances and reserves, multiplied by a coefficient based on the perceived risk of such assets.

(c)	8% of certain assets of the non-financial public sector as accounted for in investment accounts or under special valuation criteria determined by the Central Bank.

The sum of (a), (b) and (c) shall then be multiplied by a second coefficient ranging from 0.970 to 1.15 based on the rating that the Superintendency grants to the bank based on the its net worth, asset quality, management, profitability and liquidity. To determine a bank’s risk-weighted assets, the Central Bank has assigned to each category of liquid asset a risk value based on the type of asset, borrower, collateral or guarantee, if any. For example, consider the risk values assigned to the following assets:

•	Cash, gold, public securities subject to minimum capital requirements for market risk, and debt instruments issued by the Central Bank were assigned a 0% risk value;

•	Correspondents’ accounts and other accounts at sight with banks of the country and abroad rated as “investment grade” and bonds issued by governments of member countries of the Organization of Economic Cooperation and Development (“OECD”) were assigned a 20% risk value;

•	Debt instruments issued by Argentine provinces, municipalities or other public sector agencies, which are not expressly guaranteed by the national government were assigned a 100% risk value,

•	Loans to the non-financial private sector with preferred guarantees in cash, gold or bonds on fixed-term deposit certificates issued by the creditor entity itself were assigned a 0% risk value;

•	Loans to the non-financial private sector with preferred guarantees granted by mutual guarantee companies registered with the Central Bank, export credit insurance policies and documentary credits in use were assigned a 50% risk value;

•	Purchase money, home mortgage loans and automobile-backed loans were assigned a 50% risk value, provided they do not exceed 75% of their appraisal value; and

•	The amount of a loan exceeding 75% of their appraisal value and most unsecured loans and debt instruments as well as holdings of listed stock were assigned a 100% risk value.

•	Loans to the non-financial public sector not guaranteed by the national government were assigned a 100% risk value.

On July 25, 2003, the Central Bank introduced Communication “A” 3986, effective as of January 2004, which provided for the application of a correction coefficient (ALFA 1), for the purpose of temporarily reducing the minimum capital requirement for credit risk with respect to assets in investment accounts and financing transactions granted to the non-financial public sector up to May 31, 2003, for instruments received by the financial entities on account of the compensation implemented under articles 28 and 29 of Decree No. 905/02, for instruments issued by the Trust Fund for Provincial Development under Decree No. 1579/02, even if their reception or incorporation takes place alter the established date, and for “Discount Bonds” and the corresponding “GDP-related negotiable securities issued under the conditions of Annexes IV and V, respectively, of Decree No. 1735/04, received in exchange for assets on record as May 31, 2003 as a consequence of the sovereign debt restructurings. Therefore, the application of this coefficient excludes those financing and refinancing transactions -including express or tacit renewals or time extensions- to the national non-financial public sector granted as of June 1, 2003. Such coefficient was fixed in the following values:

Period	ALFA1
January / December 2004	0.05
January / December 2005	0.15
January / December 2006	0.30
January / December 2007	0.50
January / December 2008	0.75
From January 2009	1.00

Finally, any excesses incurred for noncompliance with other technical regulations must be added to the credit risk requirement calculated as indicated in the preceding paragraphs.

Minimum Capital Requirement for Market Risk: under Communication “A” 2435, dated May 16, 1996, as amended by Communication “A” 2461, dated August 30, 1996, the Central Bank implemented, effective from September 1, 1996, additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in “local assets”, “foreign assets”, “foreign currency” and “gold”, including derivatives bought or sold on such positions.

“Local Assets” include:

•	Debt securities issued by the National Government, except for those held in investment accounts, and quotas in common investment funds that invest in those securities; provided that, such securities and/or holdings are usually listed on a national securities exchange; and

•	Shares of capital stock of Argentine companies included in the Argentine stock market index (or “Merval Index”) and quotas in common investment funds that invest in those shares.

“Foreign Assets” are defined to include:

•	Debt securities (i.e., positions held in debt securities issued by foreign companies, sovereign securities issued by foreign governments and quotas in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange); and

•	Shares (i.e., positions held in shares of capital stock of foreign companies, quotas in common investment funds; provided that, such securities, holdings and/or indexes are usually listed on a national securities exchange). If any of the assets mentioned in this clause are listed in different stock markets in diverse foreign currencies, the listing price and foreign currency of the most representative stock market (in terms of the volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

The positions under consideration must be separated according to the currency of issue of each instrument, regardless of the issuer’s residence. In the cases of assets expressed in foreign currency, the entity must consider the risk for two positions: that which corresponds to the assets and the position in foreign currency, the relevant capital requirement being determined on the basis of the latter. The value of all positions will be expressed in pesos by using the reference exchange rate published by the Central Bank for the U.S. dollar, after application of the swap rate corresponding to the other currencies.

“Foreign currency” includes the net positions for each foreign currency, considering the totality of assets and liabilities in such currencies, and the gold position. Those positions in foreign currency which, individually considered at the close of each day of transactions, are below the equivalent of Ps.300,000 may be excluded. This exclusion will not apply if the computable foreign currencies considered as a whole at the close of each day exceeds Ps.1,500,000. Purchase or sale of contracts that give the right to buy or sell local assets and foreign assets, are taken into consideration in calculating minimum capital requirements. The swaps and other derivatives on assets not affected by these regulations will be excluded from the portfolios that are subject to risk value calculation, provided such transactions are for the purpose of covering financial intermediation risks.

The market risk-related capital requirements are determined by using specific risk methodologies and based on the financial institution’s daily net positions in any of the above-mentioned assets. These requirements follow, in general, standards established by the Basle Committee and the European Union.

Minimum Capital Requirement for Rate Risk: under Communication “A” 2793, dated October 27, 1998, the Central Bank has implemented certain modifications, to be made effective by March 1999, to the methodology financial institutions use to calculate minimum capital requirements. This regulation requires that additional items be considered for purposes of determining minimum capital requirements, including risks associated with fluctuations in interest rates, credit quality and certain types of market risk. Communication “A” 3959 dated May 30, 2003 and effective as of January 2004 included the calculation of risk for those transactions adjustable by CER and CVS (see Notes 1.5 and 1.6 to the Consolidated Financial Statements). However, the following items are excluded from this Regulation:

•	Securities and derivative instruments that are already subject to minimum capital requirements;

•	Holdings in foreign currency not subject to minimum capital for market risk as they are below the minimum applicable limits;

•	Banker’s acceptances;

•	Assets affected, covered by derivatives agreements made with foreign banks with international risk rate “A” or above, granted by international rating agencies accepted by the Central Bank; and

•	Subordinated debt that is included in the calculation of Complementary Net Worth, and other assets deductible from minimum capital integration;

Effective as of January 2004 according to the terms of Communication “A” 3986 dated July 25, 2003, the Central Bank determines the application of an “ALFA2” coefficient in order to temporarily reduce the requirement for interest rate risk. For these purposes, the following values are fixed:

Period	ALFA2
January / December 2004	0.20
January / December 2005	0.40
January / December 2006	0.70
January / December 2007	1.00

According to the Central Bank regulations on Minimum Capitals, the financial entities must adjust to such regulations on an individual and consolidated basis.

Although the Bank fully complied on a consolidated basis with the ratios for minimum capital and spreading of credit risk, it fell short from meeting those ratios on the basis of the Bank’s individual financial statements. This shortfall did not constitute a violation of Central Bank requirements through December 31, 2003. On January 21, 2004 the Bank filed the reformulation of the Regularization and Reorganization Plan, which would enable the Bank to fully meet the mentioned technical ratio. On March 18, 2004, the Central Bank deemed the reformulation of the plan to have been effected, which plan included the sale of Banco Francés (Cayman) Ltd. to BBVA. As a consequence of such sale, consummated on March 18, 2004, the Banks´ Computable Net Worth has been substantially increased on an individual level, thus enabling the Bank to meet the minimum capital requirements set by the Central Bank both on an individual and consolidated basis since April 2004. The Shareholders Meeting of April 22, 2004, authorized a capital increase (see Note 27.1. to the Consolidated Financial Statements). The subscription and payment for shares issued in connection with this capital increase were completed in November 2004, thus increasing the capital reserves beyond the level of compliance attained in April 2004 (see Note 1.8. to the Consolidated Financial Statements).

If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and redress plan to the Central Bank, which may impose various penalties, including:

•	Temporary limitation on the amount of deposits a bank may accept,

•	Institutional restrictions as per expansion capacity and dividends distribution in cash,

•	Revocation of the license of a bank to conduct foreign exchange transactions, and in some extreme cases; and

•	Revocation of the license of a bank to operate.

The following table presents, at December 31, 2004, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 28 to the Consolidated Financial Statements.

At December 31, 2004
(in millions of Pesos, except percentages)
Basle Accord
Total Capital	1,633.6
Risk-weighted assets	3,489.6
Ratio of total capital to risk-weighted assets (1)	46.8%
Required capital	279.2
Excess capital	1,354.4

Central Bank´s Rules(2)
Total Capital	1,656.4
Risk and Fixed weighted assets	12,375.3
Ratio of total capital to risk-weighted assets (3)	13.4%
Required capital	466.6
Excess capital	1,189.8

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

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

In the case of holdings incorporated to investment accounts prior to June 1, 2001, the basis to be considered will be the value registered at May 31, 2001, resulting from the use of the valuation procedures admitted so far and the internal return rate resulting as of May 31, 2001 for such securities. With respect to the treatment of valuation differences, the criteria set forth by Communication “A” 3039 of the Central Bank is maintained.

By Communication “A” 3857 the Central Bank restricts the application of these provisions to those securities incorporated up to December 31, 2002, except for those received by the financial institutions as part of the compensation implemented by articles 28 and 29 of Decree No. 905/02.

By Communication “A” 3785 the Central Bank added a new chapter to the regulations, applicable only to those bonds received under the compensation mechanism implemented by the National Government in order to reimburse the entities for certain negative equity effects generated by the conversion into pesos at different exchange rates of those credits and obligations denominated in foreign currency, as well as by the negative net position deriving from such conversion (articles 28 and 29, Decree No. 905/02). Such bonds may be registered by the entities at their technical value.

By Communication “A” 4114 dated March 12, 2004, the Central Bank included in the above-mentioned chapter those bonds to be received by the financial institutions as compensation for the transformation of loans adjustable by CER into loans adjustable by CVS (Chapter II of Law No. 25,796 and Annex II to Decree No. 117/04).

For so long as this procedure is in force the entities may only distribute cash dividends for such amount as the profits exceed the difference between the above-mentioned accounting value for registration purposes and the quotation of the bonds after all legal and statutory appropriations have been made.

According to Communication “A” 4084 dated January 30, 2004, those securities in respect of which the Central Bank ceases to publish daily volatility reports as they do not comply with the liquidity requirements for such purpose, must be excluded from this regulatory framework and considered as “Without Quotation”. Those securities excluded for this reason may not be reincorporated to the system in the future.

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

B (“Bonds”). By decision of the Central Bank´s board, banks were expected to issue bonds and other securities or obtain placements from international top-rated banks for an equivalent of 2% of their deposits in pesos and foreign currency. The placement of such bonds would make it possible for depositors to know the perception of the market on the equity situation of each financial entity. The Central Bank required that all financial institutions in Argentina should once a year perform at least one of the following actions:

•	A debt issue in a country which must be a member of the OECD and at the same time have an “AAA” rating in respect of its sovereign debt;

•	An issue of capital stock approved by the relevant local authorities and according to which the shares could be freely traded either in such local market or in the market of a member nation of the OECD with an “AAA” rating in respect of its sovereign debt;

•	A debt issue to an Argentine financial entity which complies with the alternative procedure described in (a) above; or

•	A transaction with a foreign bank with a minimum credit rating of “A”, by which the Argentine entity would receive deposits or take loans from such foreign bank. The purpose of such requirement was to have the Argentine financial institutions exposed to scrutiny and analysis by third parties considered by the Central Bank to be rating demanding in matters that have to do with credit analysis and quality control. The need to respond to the expectations of such third parties at the same time created for the Central Bank an additional source of quality control over the Argentine banking system. While this requirement remained in force the Bank complied with it at all times.

The requirement was abrogated by Communication “A” 3498 of the Central Bank, dated March 1, 2002.

A (“Audit”). The Central Bank requires a number of auditing procedures which include:

•	The creation of a registry of auditors;

•	The implementation of strict accounting procedures to be observed by auditors;

•	The payment of a guarantee of compliance by such auditors so as to induce them to fully comply with the procedures; and

•	The creation of a Central Bank division in charge of verifying the observance of the established regulations by the external auditors.

The purpose of this requirement is to ensure accurate representations by the financial institutions to both the Superintendency and to the public. It involves verifying the figures presented by the entity as well as an in-depth investigation into whether such figures appropriately reflect the activities of the bank in question.

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

Foreign Currency Position

As at the date of this Prospectus, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of :

•	15% of the equivalent in dollars of their Bank´s Computable Net Worth (Responsabilidad Patrimonial Computable or “RPC”), as registered at the close of the month that is 2 months prior to the relevant month plus the amount that results from multiplying 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is 2 months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is 2 months prior to the relevant month.

•	And a minimum equivalent to US$1,500,000 (for the banks), these minimum limits may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. Banco Francés maintains the limit indicated in the point above mentioned.

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

The general foreign exchange position does not include foreign assets of third parties under custody, balances with correspondents of third parties pending settlement, purchases and sales of foreign currencies or securities at a term and direct investments abroad.

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any defects of application being subject to an equivalent increase in the minimum cash requirements. See “Information on the Company—Lending Capacity Provided by Deposits in Foreign Currency”.

Effective May 1, 2003 in terms of Communication “A” 3889 of the Central Bank, the global net position in foreign currency may not exceed the following limits:

•	Negative global net position (liabilities exceeding assets), 30% of the Computable Net Worth.

•	Positive global net position (assets exceeding liabilities), the least of the following:

(1)	30% of the Computable Net Worth.

(2)	Own liquid resources.

Own liquid resources means Computable Net Worth minus the immobilized assets and related persons assistance.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the General Foreign Exchange Position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, the fixed-term deposits in U.S. dollars payable in pesos and any Central Bank bills in U.S. dollars.

In addition to the above and irrespective of the observance of the limit set forth above, the net global position, considering the balances of accounts at sight and other related assets and liabilities –whichever the nature or character of the transaction- (be they assets negotiated on a customary basis or by significant volumes in institutionalized markets) realized or expiring within the following 180 days, may not exceed the percentage applied over the computable equity responsibility of the month prior to that duly indicated by the Central Bank. In order to determine the above position, only the securities registered on the accounts at market value will be considered, irrespective of the calculation in the position of the services whose expiration falls within 180 days (Communication “A” 4135 of May 5, 2004).

By Communication “A” 4350 dated May 12, 2005, the Central Bank suspended as of May 1, 2005 the limits for the global positive net position and the additional short-term limit (transactions due within 180 days), as mentioned above.

Any excess above the limits will be subject to a charge amounting to the greatest of twice the annual rate at due date for Central Bank drafts in dollars or twice the LIBOR rate at thirty days for transactions in such currency.

For financial information regarding our net foreign currency exposure, see Note 25 to the Consolidated Financial Statements.

Fixed assets and other items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

•	Shares of local companies.

•	Various credits (including the net balance favorable to Entity corresponding to the Minimum Presumed Income Tax. Undeductible of Basic Net Worth).

•	Property for own use.

•	Various property items.

•	Organization and development expenses.

•	Goodwill.

•	Financing transactions for related clients.

Excluded from the above concepts are those assets deductible for calculating the entity’s RPC and assets affected as guarantee for certain operations mainly related to swaps and derivatives, as well as the financing transactions with certain related companies provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

The calculation of such assets will be effected according to the balances at the close of each month, net of depreciations, accumulated amortizations and bad debt risk allowances (except for 50% of the allowance on the portfolio in normal situation). It will also be possible to deduct certain liabilities related to the assets being calculated. In the case of financing transactions with related clients, the calculation will be based on the balance at the close of each month or the largest assistance provided to each client during the period in question.

Any excesses in this relationship generate an equivalent increase of the minimum capitals. Furthermore, any entity incurring noncompliance violations in three consecutive or four non-consecutive months within a period of twelve consecutive months must submit a regularization and normalization program.

Lending and Investment Limits

Lending and Investment Limits (except for the public sector)

Central Bank rules limit the amount of credit, including guarantees, that a commercial bank may extend to, and the amount of equity that it may invest in, any entity at any time. These limits are based on the Bank’s Computable Net Worth on the last day of the immediately preceding month.

According to Central Bank rules, a commercial bank may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s Computable Net Worth. However, we may extend additional credit to that client up to 25% of the Bank’s Computable Net Worth if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a commercial bank may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any particular borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 300% of the borrower’s net worth if such amount does not exceed 2.5% of the Bank’s Computable Net Worth.

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

Related Persons

The Central Bank limits the amount a bank can lend to, and the amount of equity it may invest in, a “Related Person”. A Related Person is defined to include:

•	Any individual or entity controlling a bank, controlled by a bank or affiliated with a bank, as defined by the Central Bank;

•	Any entity that both controls the bank and has common directors to the extent such directors, voting together, will constitute a simple majority of the boards of directors of the bank and such entity; or

•	In certain exceptional cases, any individual or entity whom the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

“Control” is defined as:

•	Holding or controlling, directly or indirectly, 25% of the voting stock of the controlled person;

•	Having held 50% or more of the voting stock of the controlled person at the time of the last election of that entity’s board of directors;

•	Any type of equity holding which creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled person’s general shareholders’ meeting or meeting of the board of directors, or

•	When a person is determined by the Board of Directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

Under Communication “A” 3129 dated June 30, 2000, applied from July 1, 2000, the Central Bank established that the total amount of the operations of a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply :

•	Local financial institutions whose transactions are subject to consolidation by lender or borrower in terms of regulations on consolidated supervision and which are rated CAMEL 1 or 2:

(1)	100% when the entity receiving the loan is rated 1.

(2)	If the receiving entity is rated 2, 10% without limitations and an additional 90% to be used if the term for the loans and other credit facilities not exceed 180 days.

•	Local financial institution not included in the above definition: 10%.

•	Local companies consolidated by the financial entity in terms of the consolidated supervision regulations issued by the Central Bank and whose only object is one of the activities defined as “complementary services of the financial activity” that are mentioned below:

(1)	Stock-exchange or over-the-counter agent in stock exchanges or markets.

(2)	Issuance of credit or debit or similar cards.

(3)	Financial assistance through lease transactions in capital goods, durable goods or real property acquired for such purpose or in connection with credits from sales.

(4)	Temporary acquisition of shareholdings in companies to facilitate their development in order to sell such holdings afterwards. The granting of financing or management and planning advice to such companies.

(a)	If the controlling financial entity is rated 1: 100%.

(b)	If the rating is 2, 10% without limitations, plus an additional 90% to be used if the term of the loans and other credit facilities does not exceed 180 days.

•	All other domestic companies not complying with the provisions mentioned in the preceding point: 10%.

•	Foreign financial institutions rated as “Investment Grade”: 10%; all others, 5% for non-guaranteed operations and up to 10% for guaranteed operations, without exceeding 10% as a whole.

•	All other transactions: 5% without guarantee and up to 10% with guarantees, without exceeding 10% as a whole.

General Limit: the total amount of the operations of all companies or persons related to the financial institutions referred under the second, fourth, fifth and sixth points above, may not in any case exceed 20% of the company’s Computable Net Worth as of the last day of the preceding month.

As of November 13, 1998, pursuant to Communication “A” 2800 of the Central Bank, as supplemented, all lending to or investing in Related Persons is prohibited for any financial institution having a CAMEL rating of 4 or 5 (Communication “A” 2829 of the Central Bank) except in the following situations and under the following limitations:

•	Foreign financial institutions which are subsidiaries of the domestic institution subject to oversight on a consolidated basis (Communication “A” 2829 of the Central Bank),

•	Foreign banks controlling domestic financial institutions or their branches or subsidiaries abroad (Communication “A” 2829 of the Central Bank),

•	When the Related Person is a company that has been fully consolidated by the bank and is exclusively involved in certain activities that are complementary to financial intermediation, the foregoing traditional restrictions with regard to investments and loans apply; and

•	When the Related Person is a company expressly referred to as an exempted entity under Article 28 of Law No. 21,726 and only in respect of equity investments, the bank is limited to lending to such Related Person and only in accordance with the previous traditional restrictions.

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

At December 31, 2004 the aggregate of computable loans, other extensions of credit and equity investments by Banco Francés on a consolidated basis to Related Persons amounted to Ps.44.2 million, or 2.63% of Banco Francés’ Computable Net Worth.

Non-financial Public Sector:

By Communication “A” 3911 dated March 28, 2003 and effective as of April 2003, the Central Bank set forth new limits for those transactions carried out with the non-financial public sector.

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

All financing granted to the above subjects may not exceed the following limits with respect to the entity’s equity liability as at the last day of the preceding month:

•	Transactions of the national public sector: 50%, this limit include loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system.

•	Total of transactions granted to each provincial jurisdiction and the city of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements: 10%. This limit includes financing operations granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes.

•	Total of transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%. Total financing granted to the above-mentioned jurisdictions (excluding those mentioned in the previous paragraph) : 15%.

•	Total of transactions comprised in the first three points above: 75%.

On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result from transactions existing prior to March 31, 2003, or are determined or increased by the receipt of compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform (including bonds issued in terms of Decree 1735/04 which may be received within the framework of the Argentine debt restructuring, in exchange for eligible securities pre-existing as at March 31, 2003), as well as those received within the framework of the Mortgage Refinancing System established by Law No. 25,798. Those excesses registered in the case of new transactions will also not be considered as non-compliances, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services or partial or total payments of the aforementioned debt. These funds must be applicable within 180 calendar days following the due date. In the case of a primary subscription of National Government debt securities, point 2 of Communication “A” 4343 authorizes the reinvestment of the funds to be collected for amortizations or partial or total payments, with an anticipation of up to 180 calendar days to their due date. However, no financing will be granted in those cases where the ratio of transactions comprised with respect to the Bank´s Computable Net Worth determined as of March 31, 2003 is exceeded owing to reductions in this last parameter and until such relationship is reestablished.

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

Effective July 1, 1993, the amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s Computable Net Worth may not exceed, in the aggregate, three or five times the bank’s Computable Net Worth, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limit does not consider those guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans (Communication “A” 3366). Also excluded until December 31, 2005 will be the compensation bonds or promissory notes received according to the provisions of Articles 28 and 29 of Decree No. 905/02 as amended (point 3 of Communication “A” 4093).

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers in the “Risk of insolvency”, “Legal proceeding” and “Bankruptcy or liquidation” categories under the old Central Bank loan classification system in effect prior to June 30, 1994, and loans to borrowers classified as “Inadequate Servicing”, “Potential Risk” or “Special Tracking” (as of October 2001), “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the new Central Bank loan classification system effective on June 30, 1994. In addition, effective in 1993, the Central Bank established a mandatory general allowance requirement for all performing loans. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Priority of Deposits

Law No. 24,485 in force since April 18, 1995, as amended by Law No. 25,089, provides that in the event of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, |will have general and absolute preferential rights with respect to all other creditors (such as Holders), except for certain labor credits and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors holding any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with (i) any| of the Bank’s funds which may be held by the Central Bank as |total reserves, (ii) any remaining funds of the Bank in existence as of the date at which the Bank’s authorization is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits| of up to Ps.30,000 per person, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

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

We have been registered as an over-the-counter broker since 1989. In 1991, we established Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

•	Evidences a cash reserve deficiency,

•	Has not satisfied certain technical standards,

•	Has not maintained minimum net worth standards, or

•	Is deemed by the Central Bank to have impaired solvency or liquidity,

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

This guarantee system does not include:

•	Deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

•	Deposits made by persons directly or indirectly related to the financial institution;

•	Deposits acquired by means of offering incentives, including deposits under the El Libretón program;

•	Certificates of deposit of securities, acceptances or guarantees;

•	Those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more than paid by the Banco Nación for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the Central Bank; and

•	Certificates of deposit transferable whose ownership has been acquired by way of endorsement.

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 12.3407% equity interest in the company.

By Communication “A” 2337 of May 19, 1995, the Central Bank notified the financial institutions of the approval of the regulations on the application of the guarantee system as of April 18, 1995.

Decree No. 1127/98 dated September 24, 1998, increased the amount covered by the deposit guarantee system to Ps.30,000, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.30,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.30,000 are also included in the guarantee system up to the Ps.30,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

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

As of December 2004 the contribution to the deposit guarantee fund made by the financial entities has had the following evolution:

•	“A” 3358 of November 9, 2001 of the Central Bank, contributions percentage increased to 0.03% effective as of the contribution due December 2001.

•	“A” 4206 of September 14, 2004 of the Central Bank, contributions percentage decreased to 0.02% effective as of the contribution due September 2004.

•	“A” 4271 of December 30, 2004 of the Central Bank, contributions percentage decreased to 0.015% effective as of the contribution due January 2005.

During 2002, Decree No. 214/02 of the Executive, in its Article 16, made changes to the provisions of Decree No. 540/95 as amended, which allowed SEDESA to issue nominative non-endorsable securities to be offered to depositors as payment of the deposit guarantee whenever it did not have sufficient funds to that effect. Such securities, whose conditions would be established for general purposes by the Central Bank, must be accepted by the financial entities in order to constitute deposits.

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

As of December 31, 2001, Banco Francés contributed US$54,436 thousand to the FLB and booked such contribution in the “Other Receivables from Financial Transactions—Other not included in Debtor Classification Regulations” account.

During April 2002 the contribution was reimbursed to the Bank, after translation into pesos at the change rate of 1.4 pesos to each dollar.

Credit Cards Law No. 25,065

Law No. 25,065, enacted in 1999, governs different aspects of the credit, purchase and debit card system. In its main aspects, this law: (i) creates an obligation to sign a contract between the bank and the holder of the credit card before the card is issued, (ii) fixes a maximum limit to financial interest charged on balances, which may not exceed by more than 25% the rate applied to personal loan transactions, (iii) sets a maximum 3% fee to be charged by the banks to commercial establishments, and is not entitled to charged commercial establishments in the same line of business with different rates and (iv) prohibits providing information to financial background databases regarding particulars of credit card holders in delinquent payment situations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

The Argentine economy has experienced significant volatility in recent decades characterized by periods of low or negative growth and high and variable levels of inflation. Although inflation was tempered and the economy experienced growth during most of the period from 1991 to the middle of 1998, in the third quarter of 1998 the economy entered into a long-lasting recession. The gross domestic product, or the GDP, fell 3.4% and 0.8% in 1999 and 2000, respectively. In addition, the government experienced an increasing fiscal deficit of approximately US$4.2 billion, US$7.3 billion and US$6.9 billion in 1998, 1999 and 2000, respectively. By December of 2001, Argentina’s sovereign debt had increased to approximately US$143.9 billion, an increase of more than 84% from the end of 1994, primarily due to the inability of the Government to reduce public spending and increase tax collections. In the last quarter of 2001, Argentina’s economic conditions deteriorated significantly, precipitating a political and economic crisis.

In the context of marked uncertainty following political and regulatory changes, in the first quarter of 2002 the economy recorded its largest reversal in the last 20 years (-16.3% on a year-over-year basis). The main declines were recorded by consumption and domestic investment, as a result of shrinking incomes following the devaluation and subsequent pesification, combined with the absence of a stable legal framework. In the following quarters, GDP showed a slight improvement in seasonally adjusted terms, driven by exporting and import substitution sectors, which benefited from the depreciation of the peso. Even so, output was down 10.9% for the year, because of the predominance of the fall in activity in service sectors that represent over 60% of the GDP.

The year 2003 started with strong political uncertainties, which decreased with the newly elected administration. President Kirchner, who won the elections with only 22% of the votes, thereafter consolidated his political power through provincial elections and reinforced his positive image. Moreover, the exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels in the second semester. The growing economic activity was also driven by fixed gross investment, mainly in the construction industry, which showed an estimated 8.4% GDP growth. Local demand recovery, however, did not result in a larger pressure on prices as on average the economic figures are still below full use of resources. Showing strong differences between goods and services, consumer prices increased only 3.7% in 2003. Wholesale prices increased by 2%, mainly because of the increase in the prices of tradable goods.

A favorable evolution in the Argentine economy was recorded during year 2004, which ended the economic recession that had lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund, exceeding the fiscal goals established by the IMF; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 9% in the Gross Domestic Product during the year 2004; iv) stabilization of wholesale and retail inflation rates; v) a more steady financial context with an increase in the financial system deposits; and vi) a marked increase in the prices of publicly-traded Government securities.

Moreover, unemployment levels also showed considerable improvements reaching 13.2% during the third trimester of 2004, over 3 percentage points below the same rate of the same period of the previous year.

Exports from Argentina also benefited from the high prices of commodities, especially the soy sector during the first semester. While export prices rose 9.3% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products exported as result of the weather conditions that impacted on the soy harvest. Exports of industrial products showing 24% increase during the year, led by automobile, chemical and plastic products. However, the trade surplus (of 12,133 million dollars) fell in comparison to the previous year due to the strong increase in imports that expanded 61.44% once again led by capital goods purchases.

More significantly, in February 2005 the Argentine Government announced its plan to restructure the bonds that had been in default since 2001, totaling roughly US$80 billion. The Government offered to exchange the outstanding bonds for bonds worth roughly 35% of the original bonds. In March 2005, the Government announced that 76% of bondholders accepted its offer and tendered their bonds. The Government subsequently announced that it would not make payments on bonds that were not tendered. In June 2005 the Government issued and delivered the new bonds in exchange for the defaulted bonds. These new bonds were originally scheduled to be issued and delivered in April 2005, but the delivery was delayed due to litigation by hold-out creditors.

Effects of Recent Events on Banco Francés

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

Following a four-year recession period, the economy began to recover in 2003 and deposits flowed back into the system. During 2004 the Argentine economy continued to perform well both in terms of economic activity and fiscal solvency, with stable prices and exchange rates. Total deposits of the financial system in pesos and dollars grew 27.7%, though most of those funds were absorbed by the state owned banks. The significant fiscal surplus of the national and provincial governments during the year, resulted in a segmentation between public banks (where most of the government deposits are placed) and private banks. In the private sector, the fall in interest rates led to a slight increase in time deposits, especially in the retail segment. However, 90 days CER adjusted time deposits gained relative significance, allowing for the expansion of the average term of time deposits, traditionally concentrated on the 30-day term. As for assets, in 2004, loans to the private sector showed a positive evolution. Private sector loans in pesos and dollars recorded 25% annual growth, with loans to families growing at a higher speed than commercial loans, during the last months.

In 2004, we concentrated our efforts on implementing the following measures:

•	Increasing private sector loans with a conservative risk assessment strategy;

•	Reducing average cost of funds while lengthening the average term;

•	Focusing on the transactional business as a source of fee income while providing a larger customer base;

•	Rigorously following up on our non-performing loan portfolio with specialized teams, in order to maximize the recovery of defaulted loans;

•	Continuing with the adjustment of our operating structure towards a leaner organization; and

•	Discussing with the Government the solution of pending issues: 1) compensation of losses related to the payment of judicial injunctions; 2) compensation of losses related to the replacement of the CER adjustment with the CVS adjustment for certain personal and mortgage loan portfolios; 3) reduction of structural mismatches between our assets and liabilities accounts (term and rate); 4) swap of the Provincial Government secured loans for Government bonds (BOGAR), among others.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Notes 4.4. and 4.5. to the Consolidated Financial Statements. These rules require Banco Francés and its subsidiaries to make some estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of Banco Francés and its subsidiaries.

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

Legal Actions

•	Constitutional Protection Actions

The Bank is a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the economic crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against Banco Francés ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation or 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. Because no city, state, or supreme court has ruled on the matter as of the date of filing of this report, the final outcome of these legal actions is unknown.

At December 31, 2004, as described in Note 1.4. to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments as of April 2003. As of December 31, 2004, Banco Francés keeps registered under this concept Ps.1,075.1 million less accumulated amortization of Ps.335.8 million under Intangible Assets. Moreover, Banco Francés has stated in a note to the financial statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

•	Portfolio Variation Coefficient

In the Consolidated Financial Statements as of December 31, 2003, the Bank reported as an asset the difference generated by the application of the CVS coefficient instead of the CER. This is further described in Note 1.6. to the Consolidated Financial Statements. The Argentine Congress has enacted a law that provides for compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER. Several regulations have been issued under this statute. In May

2004, the Argentine Banking Association filed a petition with the Ministry of Economy and Production for compensation for the difference between the CER and CVS indexes applicable to loans governed by Law No. 25,713 and Decree 762/02 (mortgage loans and consumer loans mostly) because it is unclear under the applicable laws and regulations whether financial institutions will be compensated with respect to these loans. Such request was rejected by the Ministry of Economy on July 21, 2004. On June 30, 2004, and in accordance with the provisions of Central Bank Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years in the amount of Ps.141,064 thousand (loss). In the financial statements as of December 31, 2003, presented for comparative purposes, such adjustment decreased the Other Receivables Account by Ps.141,064 thousand, Other Income by Ps.105,792 thousand and Other Expense by 61,728 thousand. Such registration is not intended to waive the right to seek compensation.

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

For a detailed description of the applicable accounting principles, please see Notes 1. and 4. to the Consolidated Financial Statements.

Differences between Central Bank Rules and Generally Accepted Accounting Principles Effective in the City of Buenos Aires

The most significant valuation differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Buenos Aires City are detailed below.

•	Restatement of the financial statements to recognize the changes in the purchasing power of the currency

The Consolidated Financial Statements recognize the effects of changes in the purchasing power of the currency up to February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/03 of the National Executive Branch, Communication “A” 3921 of the Central Bank and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it the Bank did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

Professional accounting standards effective in Buenos Aires City established the discontinuance of the restatement into homogenous currency as of October 1, 2003 on the understanding that the country had a stable monetary context. The change in the Wholesale Price Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, effective in the City of Buenos Aires, the effect on the net loss for each fiscal year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

•	Valuation Criteria

(1)	Federal Government Secured loans

As detailed in Notes 1.2. and 4.4.3 to the Consolidated Financial Statements, and as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousand for Secured loans. At December 31, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to Ps.6,181,489 thousand and Ps.5,853,475 thousand, respectively, in accordance with Central Bank regulations.

In accordance with current professional accounting standards, effective in the City of Buenos Aires, at December 31, 2004 and 2003, the value of these assets should have been calculated by considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction costs, plus interest accrued through the end of each period, converted into pesos at the rate of Ps.1.40 per dollar plus CER. However, the recoverable values of these assets are not substantially different from their book values, and it should be additionally taken into account that a significant portion of such secured loans is allocated to the repayment of advances granted by the Central Bank as described in Note 1.7 to the Consolidated Financial Statements.

(2)	Government Securities and Other credit assistance with the Public Sector

As of December 31, 2004 and 2003, the Bank and its subsidiaries have Government Securities and other assets with the Public Sector, valued in accordance with the criterion described in Notes 4.4.2., 4.4.3., 4.4.8. and 4.4.10. to the Consolidated Financial Statements. In accordance with accounting standards currently in effect in the City of Buenos Aires, these assets are to be valued at current value.

The net balance sheet effect resulting from considering current values would imply a decrease in shareholders’ equity in approximately Ps.518,000 thousand as of December 31, 2004.

(3)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.4. to the Consolidated Financial Statements, at December 31, 2004 and 2003, the Bank recorded assets amounting to Ps.739,289 thousand and Ps.811,557 thousand, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the Central Bank. In accordance with current professional accounting standards, effective in the City of Buenos Aires, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

(4)	Tax Effects

As it is indicated in Note 4.4.16. to the Consolidated Financial Statements., the Bank has received various communications from the Central Bank pursuant to which that Central Bank indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, effective in the City of Buenos Aires, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the provisions set up by the Bank in this respect, for Ps.118,000 thousand and Ps.185,497 thousand as of December 31, 2004 and 2003, respectively, should be recovered.

Additionally, the Bank has, at the request of the Central Bank, written off the amounts capitalized as tax on minimum presumed income. Given that the Bank estimates that it will have taxable income to offset these tax credits, as of December 31, 2004 and 2003, the credit for tax on minimum presumed income, for Ps.93,634 thousand and Ps.66,634 thousand should be capitalized in accordance with the current professional accounting standards, effective in the City of Buenos Aires.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Buenos Aires City.

Differences between Other Regulatory Bodies and Accepted Accounting Principles effective in the City of Buenos Aires

Consolidar Cía de Seguros de Retiro S.A.: included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The Other Subsidiaries´ Liabilities caption includes Ps.58,458 corresponding to the regularizing account called “Unaccrued Secured Loans Valuation Difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with the current professional accounting standards, effective in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2004.

Operating Results

Recent changes to Argentine law have had a significant impact on our operations. The political and economic events described in this annual report, including the conversion of certain of our dollar-denominated assets and liabilities into peso-denominated assets and liabilities and the devaluation of the peso, took place during fiscal year 2002 and therefore are reflected in our Financial Statements for the fiscal year ended December 31, 2002. Furthermore, the changes in Argentine law and their impact on our operations are expected to render any comparison of financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 meaningless.

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal WPI published by the INDEC.

According to the above mentioned method, the accounting measurements were restated according to the purchasing power changes of August 31, 1995. As of that date, based on the prevailing economic stability conditions and according with CNV General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In light of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as of January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

By means of Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree 664/03 of the Executive Branch the application of the restatement method on financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement only until February 28, 2003.

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

Within the framework of the Regularization and Reorganization Plan filed by the Bank with the Central Bank, and Resolution No. 52/04 of the Superintendency of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Ltd. Accordingly, the Financial Statements for the fiscal years ended up to December 31, 2003 include the consolidation of Banco Francés (Cayman) Ltd. For more information see Notes 1.8. and 7. to the Consolidated Financial Statements.

The following discussion does not address separately the segments described in “Information on the Company—Business Overview”. We initiated the implementation of a reporting system by business segment in 2001. Information regarding individual segments is not yet available.

Results of Operations for the Fiscal Years Ended December 31, 2004, 2003 and 2002.

Overview

Our net loss for fiscal year ended December 31, 2004, was Ps.84.7 million. This loss was mainly due to a 10.39% increase in Service Charge Expense, a 0.41% increase in Operating Expenses, a 38.93% decrease in Other Income and a 3.28% increase in Other Expense. The loss was partially offset by a 305.06% increase in Gross Intermediation Margin, a 32.91% decrease in Provisions for Loan Losses, a 27.77% increase in Service Charge Income, a 51.56% decrease in Income Tax and the elimination of monetary loss.

Our net loss for fiscal year ended December 31, 2003, was Ps.344.5 million. This loss was mainly due to an 83.65% decrease in Gross Intermediation Margin, a 16.58% decrease in Service Charge Income and a 326.59% increase in Income Tax, partially offset by a 88.17% decrease in Provisions for Loan Losses, a 21.64% decrease in Operating Expenses, a 26.37% decrease in Other Expenses, a 14.54% decrease in Service Charge Expense, a 54.07% increase in Other Income and a 99.82% decrease in monetary loss.

Financial Income

Our Financial Income decreased 5.86% to Ps.1,154.8 million for the fiscal year ended December 31, 2004, from Ps.1,226.7 million for the fiscal year ended December 31, 2003, which in turn represented a 78.34% decrease from Ps.5,664.3 million in fiscal year ended December 31, 2002. The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2004	2003(1)	2002
	(in thousands of pesos)
Interest on cash and due from banks	12,641	10,045	7,404
Interest on loans to the financial sector	5,675	6,997	5,282
Interest on overdraft	25,184	28,710	181,368
Interest on loans with privileged guarantees	46,256	48,696	94,541
Interest on credit card loans	17,606	32,992	62,021
Interest on other loans	354,247	384,035	2,261,856
Net income from government and private securities	182,183	179,667	86,481
Interest from other receivables from financial transactions	6,921	7,181	23,601
Indexation by benchmark stabilization coefficient (CER)	375,921	284,274	1,467,822
Listed-price differences	—	193,147	1,352,718
Other	128,191	50,993	121,180

Total	1,154,825	1,226,737	5,664,274

(1)	Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.

The decrease in Financial Income during the fiscal year ended December 31, 2004, was mainly due to a decrease in listed-price differences, interests on other loans, interest on overdraft, interest on credit card loans, interest on loans with privileged guarantees, interest on loans to the financial sector and a decrease in adjustments by CVS. These decreases were partially offset by increases in CER, interest in cash and due from banks, net income from government and private securities and increases in other income. This variation reflected the decrease in average volume on interest earning assets partially offset by increases in average nominal rates on interest earning assets (increase in average real rates).

The decrease in Financial Income during the fiscal year ended December 31, 2003, was largely due to a decrease in CER, listed-price differences, interest on overdraft, interest on other loans, interest on loans with privileged guarantees, interest on credit card loans, interest from other receivables on financial transactions and other financial income. These decreases were partially offset by increases in interest on cash and due from banks, interest on loans to the financial sector and income from government and private securities. This variation reflected the decrease in average volume on interest earning assets and the decrease in average nominal rates on interest earning assets (increase in average real rates).

The following table sets forth the changes in financial income due to decreases in volume and increases / decreases in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31 2004 vs. December 31 2003 Increase (Decrease)	December 31 2003 vs. December 31 2002 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	(159,235)	(764,469)
Financial Income due to changes in average nominal rates of interest-earning assets	305,015	(3,123,245)
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	(49,380)	552,934

Net Change	96,400	(3,334,780)

Financial Expenses

Financial Expenses decreased 56.55% to Ps.458.4 million in fiscal year ended December 31, 2004 from Ps.1,054.8 million in fiscal year ended December 31, 2003, which in turn represented a 77.13% decrease from Ps.4,612.4 million in fiscal year ended December 31, 2002. The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2004	2003(1)	2002
	(in thousands of pesos)
Interest on checking accounts	20,359	17,454	243,652
Interest on savings deposits	3,639	4,282	6,513
Interest on time deposit (2)	116,569	413,390	607,145
Interest from other liabilities from financial transactions	21,845	173,568	589,381
Indexation by benchmark stabilization coefficient (CER)	166,712	101,091	1,288,967
Listed-price differences	—	225,463	1,590,480
Other	129,236	119,546	286,287

Total	458,360	1,054,794	4,612,425

(1)	Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.
(2)	Includes interest on “CEDROS”.

Our average interest-bearing liabilities decreased 10.5% from Ps.11.4 billion in fiscal 2003 to Ps.10.2 billion in fiscal year ended December 31, 2004. This decrease was mainly attributable to a decrease in volume of time deposits, loans from the Central Bank, other financial institutions, corporate bonds and Other liabilities, partially offset by an increase in volume of saving deposits. Average dollar-denominated time deposits decreased 57.03% from Ps.454.1 million in fiscal year ended December 31, 2003 to Ps.195.1 million in fiscal year ended December 31, 2004. Average peso-denominated time deposits decreased 12.96% to Ps.3,972.5 million in fiscal year ended December 31, 2004, from Ps.4,563.8 million in fiscal year ended December 31, 2003. Average dollar-denominated and peso-denominated saving deposits increased 32.92% and 181.09% from Ps.273.8 million and Ps.733.3 million in fiscal year ended December 31, 2003, to Ps.364.0 million and Ps.2,061.2 million in fiscal year ended December 31, 2004, respectively. Average corporate bonds issued decreased 14.0% from Ps.482.8 million in fiscal year ended December 31, 2003 to Ps.415.2 million in fiscal year ended December 31, 2004. Borrowings from the Central Bank decreased 10.18% from Ps.2,170.6 million in fiscal year ended December 31, 2003 to Ps.1,949.6 million in fiscal year ended December 31, 2004 mainly due to the payments made during the fiscal year. See “Information on the Company Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Taxes on financial income and contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.43.1 million as of December 31, 2004, Ps.33.9 million as of December 31, 2003 and Ps.42.5 million as of December 31, 2002.

Contributions to the Bank Deposit Guarantee Insurance System decreased in fiscal year 2003 due to the decrease in average volume of deposits and increased during fiscal year 2004 due to increases in volume of savings and demand deposits.

The following table sets forth the changes in Financial Expenses due to the decrease in volume and decrease of nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2004 vs. December 31, 2003 Increase (Decrease)	December 31, 2003 vs. December 31, 2002 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	(75,800)	(496,007)
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	(260,052)	(2,105,704)
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	27,513	351,399

Net Change	(308,339)	(2,250,312)

Our average interest-bearing liabilities decreased 16.7% from Ps.13.6 billion in fiscal 2002 to Ps.11.4 billion in fiscal year ended December 31, 2003. This decrease was mainly attributable to a decrease in volume of time deposits, saving deposits, borrowings from other financial institutions and corporate bonds, partially offset by an increase in volume of borrowings from Central Bank and other liabilities. Average dollar-denominated time deposits decreased 50.2% from Ps.912.1 million in fiscal year ended December 31, 2002 to Ps.454.1 million in fiscal year ended December 31, 2003. Average peso-denominated time deposits decreased 0.32% to Ps.4,563.8 million in fiscal year ended December 31, 2003, from Ps.4,578.3 million in fiscal year ended December 31, 2002. Average dollar-denominated and peso-denominated saving deposits decreased 54.44% and 36.61% from Ps.601.1 million and Ps.1,156.9 million in fiscal year ended December 31, 2002, to Ps.273.8 million and Ps.733.3 million in fiscal year ended December 31, 2003, respectively. Average corporate bonds issued decreased 62.27% from Ps.1,279.7 million in fiscal year ended December 31, 2002 to Ps.482.8 million in fiscal year ended December 31, 2003. Borrowings from the Central Bank increased 35.56% from Ps.1,601.2 million in fiscal year ended December 31, 2002 to Ps.2,170.6 million in fiscal year ended December 31, 2003 mainly due to the CER applied over the financial assistance received during the liquidity crisis of fiscal 2002. See “Information on the Company Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

As December 31, 2002, Financial Expense—Other includes allowances for impaired loans for an amount of Ps.138.4 million.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income less Financial Expenses) of Ps.696.5 million in fiscal year ended December 31, 2004, represented a 305.06% increase over Gross Intermediation Margin of Ps.171.9 million in fiscal year ended December 31, 2003, which in turn represented a 83.65% decrease over fiscal year ended December 31, 2002 Gross Intermediation Margin of Ps.1,051.9 million.

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2004 was principally due to an increase in the yield spread (nominal basis) from 0.58% in fiscal year ended December 31, 2003 to 5.03% in fiscal year ended December 31, 2004, and to the decreases in volume and average nominal rates of interest-bearing liabilities and increase in average nominal rates of interest-earning assets partially offset by decrease in volume of interest-earning assets.

The following table sets forth the changes in Gross Intermediation Margin:

	December 31, 2004 vs. December 31, 2003 Increase (Decrease)	December 31, 2003 vs. December 31, 2002 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	(83,435)	(268,462)
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	565,067	(1,017,541)
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(76,893)	201,535

Net Change	404,739	(1,084,468)

The decrease in the fiscal year ended December 31, 2003 was principally due to a decrease in the yield spread (nominal basis) from 3.33% in fiscal year ended December 31, 2002 to 0.58% in fiscal year ended December 31, 2003, and to the decrease in volume and nominal rates of interest-earning assets partially offset by decreases in volume and nominal rates of interest-bearing liabilities.

See “Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities, Interest-Earning Assets: Net Interest Margin and Spread.”

Provision for Loan Losses

Loan loss provisions totaled Ps.52.0 million in fiscal year ended December 31, 2004, a 32.91% decrease over the Ps.77.5 million in fiscal year ended December 31, 2003, which represents a 88.17% decrease over the Ps.655.4 million provision for loan losses in fiscal 2002. The decrease in fiscal 2004 was mainly due to the improvement of the economic situation in some economic sectors, which allowed for a better recovery of the loans portfolio and due to the sale of nonperforming loans in connection to the Banco Francés (Cayman) Ltd. Transaction (see Note 7 to the Consolidated Financial Statements). The decrease in fiscal 2003 was mainly due to the better recovery of the loan portfolio due to the improvement of the economic situation in some economic sectors.

Our non-performing loan portfolio amounted to Ps.105.1 million at December 31, 2004, which represented a 82.07% decrease over the Ps.586.2 million at December 31, 2003, which in turn represented a 48.98% decrease over the Ps.1,149.0 million at December 31, 2002.

The non-performing loan portfolio ratio decreased from 11.19% at December 31, 2002 to 6.66% as of December 31, 2003 and decreased to 1.11% as of December 31, 2004.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.584.9 million for fiscal year ended December 31, 2004, Ps.457.8 million for fiscal year ended December 31, 2003 and Ps.548.8 million for fiscal 2002. The fiscal year 2004 amount represented a 27.77% increase from the amount earned in fiscal 2003. The fiscal 2003 amount represented a 16.58% decrease from the amount earned in 2002. The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Service charges on deposit accounts	136,537	114,046	132,968
Credit card operations	74,540	55,309	66,568
Other fees related to foreign trade	24,215	23,734	40,031
Credit-related fees	7,668	4,231	34,004
Fund management fees	257,520	193,225	226,337
Capital markets and securities activities	8,798	10,604	7,625
Rental of safety deposit boxes	9,210	6,314	957
Fees related to guarantees	2,547	1,813	3,102
Insurance agency	18,101	10,493	3,882
Other	45,775	38,009	33,290

Total	584,913	457,778	548,764

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on current accounts. These fees decreased 14.23% from Ps.133.0 million in fiscal year ended December 31, 2002 to Ps.114.0 million in fiscal year ended December 31, 2003 which in turn increased 19.72% to Ps.136.5 million in fiscal year ended December 31, 2004. The decrease in fiscal 2003 was mainly due to decreases in the volume and numbers of transactions of such accounts. The increase in fiscal 2004 was mainly due to an increase in activity. At December 31, 2004, we had 1,211,006 such accounts, compared to the 1,271,479 such accounts at December 31, 2003 and 1,530,476 such accounts at December 31, 2002.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, decreased 16.91% from Ps.66.6 million in fiscal year ended December 31, 2002 to Ps.55.3 million in fiscal year ended December 31, 2003, and in turn increased 34.77% to Ps.74.5 million in fiscal 2004. The increase in fiscal year 2004 was mainly due to the recovery of the economic situation during fiscal year 2004. The decrease in fiscal year 2003 was principally the result of decreases in the use of credit due to the economic environment in Argentina in fiscal year 2003. At December 31, 2004, the total number of credit cards we issued amounted to 558,864 compared to 507,687, at December 31, 2003 and to 580,197 at December 31, 2002.

Fees related to foreign trade decreased 40.71% from Ps.40.0 million in the fiscal year ended December 31, 2002, to Ps.23.7 million in the fiscal year ended December 31, 2003, and in turn increased 2.03% to Ps.24.2 million in fiscal year ended December 31, 2004. The increase in fiscal year 2004 was mainly because of increases in volume of foreign trade which we attribute to the stability of the rate of exchange during the fiscal year. The decrease of fiscal 2003 was mainly because of the decrease in the volume of transactions and to the appreciation of the peso.

Credit related fees decreased 87.56% from Ps.34.0 million in the fiscal year ended December 31, 2002 to Ps.4.2 million in the fiscal year ended December 31, 2003, mainly due to the decrease in the granting of new loans. These fees increased 81.23% to Ps.7.7 million in the fiscal year ended December 31, 2004, mainly due to the increase in granting of new loans due to the improvement in the economic situation of Argentina.

Fees related to fund management decreased 14.63% from Ps.226.3 million in the fiscal year ended December 31, 2002 to Ps.193.2 in the fiscal year ended December 31, 2003, as a result of a decrease in fund management activity and pension fund management activities. These fees increased 33.27% to Ps.257.5 million in the fiscal year ended December 31, 2004, as a result of an increase in fund management activity and pension fund management activities. Funds under management increased 17.5% to Ps 10.5 billion in fiscal year 2004 from Ps.9.5 billion in fiscal 2003, which in turn increased 18.75% from Ps.8.0 billion in the fiscal year ended December 31, 2002.

We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees increased during fiscal year 2004 mainly due to the recovery of the economic environment in Argentina.

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

Income from capital markets and securities activities increased 39.07% from Ps.7.6 million in fiscal year ended December 31, 2002, to Ps.10.6 million in fiscal year ended December 31, 2003, but then decreased 17.03% to Ps.8.8 million for the fiscal year ended December 31, 2004, mainly due to a decrease in activity related to private debt restructuring.

Rental of safety deposit boxes increased 559.77% from Ps.1.0 million in fiscal year ended December 31, 2002 to Ps.6.3 million in fiscal year ended December 31, 2003, and further increased 45.87% to 9.2 million in fiscal year ended December 31, 2004. These increases were mainly due to the increase in activity due to the improvement of the economic situation in Argentina.

Fees related to Insurance Agency increased 170.3% from Ps.3.9 million in fiscal year ended December 31, 2002 to Ps.10.5 million in fiscal year ended December 31, 2003 and increased 72.51% to Ps.18.1 million in fiscal year ended December 31, 2004. These increases were mainly due to the increase in consumer economic activity.

Other service charge income increased 14.18% from Ps.33.3 million in fiscal year ended December 31, 2002 to Ps.38.0 million in fiscal 2003. This service charge income increased 20.43% to Ps.45.8 million in fiscal year ended December 31, 2004.

Service Charge Expenses

Service Charge Expenses, which consist of fees that we paid principally to other financial institutions, and taxes on service charge income decreased 14.54% from Ps.58.0 million in fiscal year ended December 31, 2002 to Ps.49.6 million in fiscal year ended December 31, 2003, mainly as a result of the decrease in commissions paid and due to the decrease in Service Charge Income. These expenses increased 10.39% to Ps.54.7 million in fiscal year ended December 31, 2004 mainly as a result of the increase in Service Charge Income.

Operating Expenses

Our operating expenses increased 0.41% to Ps.683.9 million in fiscal year ended December 31, 2004 from Ps.681.1 million in fiscal year ended December 31, 2003, which in turn decreased 21.64% from Ps.869.2 million in fiscal year ended December 31, 2002.

Operating expenses increased in fiscal year 2004 mainly because of: (i) a 10.17% increase in personnel expenses, (ii) a 20.19% increase in taxes, (iii) a 209.34% increase in credit card advertising and issuance expenses, (iv) a 45.51% increase in advertising and promotion, (v) a 4.35% increase in maintenance and repairs, (vi) a 3.87% increase in staff welfare, (vii) a 2.54% increase in rentals and (viii) a 8.11% increase in other operating expenses. Such increases were partially offset by: (i) a 9.8% decrease in fees and external administrative services, (ii) a 10.8% decrease in utilities, (iii) a 33.13% decrease in depreciation of Bank premises and equipment, (iv) a 1.09% decrease in courier transportation and (v) a 42.41% decrease in amortization of organization and development expenses.

Operating expenses decreased in fiscal year 2003 mainly because of: (i) a 17.38% decrease in personnel expenses, (ii) a 35.47% decrease in fees and external administrative services, (iii) a 19.55% decrease in taxes, (iv) a 29.32% decrease in utilities, (v) a 40.43% decrease in credit card advertising and issuance expense, (vi) a 5.90% decrease in advertising and promotion, (vii) a 14.62% decrease in maintenance and repairs, (viii) a 10.03% decrease in business travel and development, (ix) a 21.20% decrease in staff welfare, (x) a 50.74% decrease in amortization of organization and development expenses, (xi) a 14.17% decrease in depreciation of bank premises and equipment and (xii) a 15.83% decrease in other operating expenses. Such decreases were partially offset by a 23.01% increase in courier transportation and a 31.13% increase in rentals.

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2004	2003	2002
	(in thousands of pesos)
Personnel expenses	308,400	279,935	338,839
Fees and external administrative services	10,226	11,337	17,569
Taxes	30,949	25,749	32,006
Utilities	19,860	22,265	31,502
Depreciation of Bank property and equipment	34,727	51,935	60,512
Credit card advertising and issuance expense	12,157	3,930	6,597
Courier transportation	11,688	11,797	9,590
Advertising and promotion (excluding credit card advertising)	23,433	16,104	17,113
Maintenance and repairs	23,656	22,669	26,551
Business travel and development	10,981	10,945	12,165
Staff welfare	21,411	20,613	26,159
Amortization of organization and development expenses	42,833	74,374	150,978
Rentals	34,237	33,388	25,461
Other	99,350	96,080	114,146

Total	683,908	681,121	869,188

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 10.17% during fiscal year 2004 principally as a result of increases in salaries (which include payroll, termination payments and bonuses). During fiscal year 2003, these expenses decreased as a result of the decrease in the number of bank personnel and the decrease in salaries in real terms.

The number of our full-time employees decreased from 4,155 in the fiscal year ended December 31, 2002 to 3,753 in the fiscal year ended December 31, 2003 and decreased to 3,541 in the fiscal year ended December 31, 2004 (not including 1,884, 1,908 and 1,964 employees from non-banking subsidiaries, at December 31, 2004, 2003 and 2002, respectively). The decrease in total personnel from fiscal year 2003 to fiscal year 2004 and from fiscal year 2002 to fiscal year 2003 was principally due to the reduction in the number of bank personnel because of cost-cutting efforts as a result of a slowdown in our business, mainly during 2002 and 2003.

During fiscal year 2004, we closed 8 branches (including four branches of Credilogros). During fiscal year 2003, we closed 10 branches and during fiscal year 2002 we closed 62 branches and we sold our participation in BBVA Uruguay, which also led to a reduction of our total number of employees.

Fees and external administrative services decreased 9.8% to Ps.10.2 million in the fiscal year ended December 31, 2004 from Ps.11.3 million in the fiscal year ended December 31, 2003 which in turn decreased 35.47% from Ps.17.6 million in the fiscal year ended December 31, 2002 mainly due to policies adopted in order to reduce costs.

Taxes other than income tax increased 20.19% to Ps.30.9 million in fiscal year ended December 31, 2004 from Ps.25.7 million in the fiscal year ended December 31, 2003, which in turn decreased 19.55% from Ps.32.0 million in fiscal year ended December 31, 2002. The increase in fiscal 2004 was mainly due to increases in activities. The decrease in fiscal 2003 was mainly due to the reduction of activities and of the closing of branches.

Depreciation of property and equipment decreased 33.13% to Ps.34.7 million in the fiscal year ended December 31, 2004, from Ps.51.9 million in the fiscal year ended December 31, 2003, which in turn decreased 14.17% from Ps.60.5 million in the fiscal year ended December 31, 2002. The decreases in fiscal 2004 and 2003 were mainly due to reductions in additions to the Bank´s properties and equipment.

Credit card advertising and issuance expense increased 209.34% to Ps.12.2 million in the fiscal year ended December 31, 2004 from Ps.3.9 million in the fiscal year ended December 31, 2003, which in turn decreased 40.43% from Ps.6.6 million in the fiscal year ended December 31, 2002. The increase in fiscal year 2004 was mainly a result of increase in the use of credit cards. The decrease in fiscal 2003 was mainly a result of the decrease in the number of accounts and a general decrease in the use of credit cards.

Advertising and promotion fees increased 45.51% to Ps.23.4 million in the fiscal year ended December 31, 2004, from Ps.16.1 million in the fiscal year ended December 31, 2003, which in turn decreased 5.90% from Ps.17.1 million in the fiscal year ended December 31, 2002. The increase in fiscal 2004 was mainly due to an increase of advertising expenses related to products relaunched during the fiscal year. The decrease in fiscal 2003 was mainly due to a reduction of advertising expenses related to products as a result of a slowdown in our business.

Utility costs decreased 10.8% to Ps.19.9 million in the fiscal year ended December 31, 2004, from Ps.22.3 million in the fiscal year ended December 31, 2003, which in turn decreased 29.32% from Ps.31.5 million in fiscal 2002. The decreases in fiscal years ended December 31, 2004 and 2003 were mainly due to the different plans adopted in order to reduce administrative expenses, the negotiation of contracts which suppliers at corporate level, the closing of branches and improvements in efficiency derived from new processing systems.

Amortization of organization and development expenses decreased 42.41% to Ps.42.8 million in fiscal year ended December 31, 2004, from Ps.74.4 million in fiscal year ended December 31, 2003, which in turn decreased 50.74% from Ps.151.0 million in fiscal year ended December 31, 2002. The decrease in fiscal 2004 was mainly due to reductions in additions during the fiscal year. The decrease in fiscal year 2003 was mainly due to the extraordinary amortization done in fiscal year 2002.

Rental expenses increased 2.54% to Ps.34.2 million in fiscal year ended December 31, 2004, from Ps.33.4 million in fiscal year ended December 31, 2003, which in turn increased 31.13% from Ps.25.5 million in the fiscal year ended December 31, 2002. The increases in fiscal years 2004 and 2003 were mainly due to increases in rental costs. At December 31, 2004 our branch network consisted of 227 branches, of which 114 were located in properties we own and 113 were located in properties we lease. At December 31, 2003 our branch network consisted of 231 branches, of which 116 were located in properties we own and 115 were located in properties we lease.

Other operating expenses increased 3.40% to Ps.99.4 million in fiscal year ended December 31, 2004 from Ps.96.1 million in fiscal year ended December 31, 2003, which in turn decreased 15.83% from Ps.114.1 million in fiscal year ended December 31, 2002. The increase in fiscal 2004 was mainly due to increases in costs and to the increase in activity. The decrease in fiscal 2003 was mainly due to reduction of expenses as a result of a slowdown in our business.

Other Income

Other Income decreased 38.93% to Ps.729.4 million in fiscal year ended December 31, 2004 from Ps.1,194.4 million in fiscal year ended December 31, 2003, which in turn increased 54.07% from Ps.775.2 million in the fiscal year ended December 31, 2002. The decrease in fiscal 2004 was mainly due to decreases in recoveries of charged-off loans and reversal of allowances, decrease in punitive interest and interest on other assets, partially offset by increases in income from long-term investments, rentals and income from disposal of fixed assets. The increase in the fiscal year ended December 31, 2003 was mainly due to the increase in recoveries of charged-off loans and reversal of allowances, partially offset by decreases in income from long-term investments, interest on other assets and punitive interest.

Other Expenses

Other Expenses increased 3.28% to Ps.1,188.1 million in the fiscal year ended December 31, 2004, from Ps.1,150.4 million in fiscal year ended December 31, 2003, which in turn decreased 26.37% from Ps.1,562.3 million in fiscal year ended December 31, 2002. The increase in fiscal year 2004 was mainly due to: (i) a 53.65% increase in depreciation on differences paid on constitutional protection actions (from Ps.132.4 million in fiscal year ended December 31, 2003 to Ps.203.4 million in fiscal year ended December 31, 2004) and (ii) a 56.41% increase in Other Expenses—other (from Ps.404.7 million in fiscal year ended December 31, 2003 to Ps.633.0 million in fiscal year ended December 31, 2004). These increases were partially offset by: (i) a 42.58% decrease in provision for other receivables and other allowances (from Ps.612.2 million in fiscal year ended December 31, 2003 to Ps.351.5 million in fiscal year ended December 31, 2004), and (ii) a 31.82% decrease in amortization in goodwill (from Ps.9.9 million in fiscal year ended December 31, 2003 to Ps.6.8 million in fiscal year ended December 31, 2004).

The decrease in fiscal 2003 was mainly due to: (i) a 53.53% decrease in provision for other receivables and other allowances (from Ps.1,317.5 million in fiscal year ended December 31, 2002 to Ps.612.2 million in fiscal year ended December 31, 2003), (ii) a 39.63% decrease in losses on sale of fixed assets (from Ps.23.8 million in fiscal year ended December 31, 2002 to Ps.14.3 million in fiscal year ended December 31, 2003), (iii) a 57.19% decrease in punitive interest and charges paid to the Central Bank (from Ps.2.6 million in the fiscal year ended December 31, 2002 to Ps.1.1 million in the fiscal year ended December 31, 2003) and (iv) a 84.17% decrease in amortization of goodwill (from Ps.62.7 million in the fiscal year ended December 31, 2002 to Ps.9.9 million in the fiscal year ended December 31, 2003, mainly due to the accelerated depreciation on goodwill done in fiscal 2002). These decreases were partially offset by a 100% increase in depreciation on differences paid on constitutional protection actions of Ps.132.4 million, which as of December 31, 2002 were included in provisions on other receivables.

Income Tax

Income Tax expense was Ps.103.5 million in the fiscal year ended December 31, 2004, a 51.56% decrease from Ps.213.7 million of the fiscal year ended December 31, 2003, which in turn represents a 326.59% increase over the Ps.50.1 million in the fiscal year ended December 31, 2002. The decrease in fiscal year 2004 was mainly due to the temporary differences originated in the fiscal year partially offset by the registration of the minimum presumed income tax according to the resolution of Central Bank (see Note. 4.4.16. to the Consolidated Financial Statements). The increase in fiscal 2003 was mainly due to the reversal of temporary differences amounting Ps.180.5 million, according to the deferred tax method of accounting.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2004	2003	2002
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	32,049	(135,629)	(1,385,602)
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	11,217	(47,470)	(484,961)
Deferred tax	—	63,176	(105,778)
Inflation adjustment not deductible	—	22,636	314,975
Tax-exempt income	(71,766)	(12,369)	(240,412)
Unrealized valuation difference	—	—	79,248
Loss on capital contribution in kind to subsidiaries	—	(227,455)	(441,919)
Allowances on deferred tax assets	(23,624)	64,924	—
Other	(72,514)	312,463	147,349

Income tax loss / (gain)	(156,687)	175,905	(731,498)
(Allowances)	(83,552)	(49,133)	(431,525)

Income tax loss / (gain), net	(73,135)	225,038	(299,973)
Actual income tax	5,638	8,178	21,750
Deferred income tax (1)	67,497	216,860	(321,723)

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries is tax exempt, and depreciation of goodwill is not tax deductible. Second, effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 37.1. to the Consolidated Financial Statements.

Minority interest in subsidiaries

Loss on minority interest was Ps.13.2 million in fiscal year ended December 31, 2004; Ps.4.8 million (income) in fiscal year ended December 31, 2003 and Ps.60.1 million (income) in fiscal year ended December 31, 2002. These changes were mainly due to the changes in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the changes in net income of Credilogros Compañía Financiera S.A. (in which we have a 69.52% interest).

Monetary loss

Monetary loss reflects the effect derived from inflation (since January 1, 2002 up to February 2003) for maintaining monetary assets and liabilities. See Note 4.2. to the Consolidated Financial Statements.

Financial Condition

Total Assets

At December 31, 2004 we had total assets of Ps.15,968.1 million, which represented a 2.17% decrease from the Ps.16,322.6 million as of December 31, 2003.

The decrease was mainly due to the following: an 18.59% decrease in Government and Private Securities (from Ps.3,042.4 million at December 31, 2003 to Ps.2,476.9 million at December 31, 2004), a 39.46% decrease in Other Receivables from Financial Transactions (from Ps.1,611.0 million at December 31, 2003 to Ps.975.2 million at December 31, 2004), an 11.73% decrease in Intangible Assets (from Ps.984.4 million at December 31, 2003 to Ps.869.0 million at December 31, 2004), mainly due to the amortization of differences on constitutional protection actions paid, a 6.52% decrease in the Bank´s Premises and Equipment (from Ps.408.0 million at December 31, 2003 to Ps.381.4 million at December 31, 2004), an 11.9% decrease in Other Receivables (from Ps.107.8 million in fiscal year ended December 31, 2003 to Ps.95.0 million in fiscal year ended December 31, 2004) and a 19.87% decrease in Other Assets (from Ps.119.2 million at December 31, 2003 to Ps.95.5 million at December 31, 2004).

These decreases were partially offset by: a 11.18% increase in Loans net of Allowances (from Ps.8,336.4 million at December 31, 2003 to Ps.9,268.7 million at December 31, 2004), mainly due to the increase in lending activity due to the improvement of economic situation in Argentina, a 250.86% increase in Assets Subject to Financial Lease (from Ps.16.7 million at December 31, 2003 to Ps.58.6 million at December 31, 2004), a 1.68% increase in Cash and Due from Banks (from 1,639.2 million at December 31, 2003 to Ps.1,666.6 million at December 31, 2004), an 11.52% increase in Investments in Other Companies (from Ps.42.6 million at December 31, 2003 to Ps.47.5 million at December 31, 2004) and a 136.82% increase in Other Subsidiaries Assets (from Ps.13.7 million at December 31, 2003 to Ps.32.3 million at December 31, 2004).

Total Liabilities and Stockholders’ Equity

At December 31, 2004, we had total liabilities and minority interests in subsidiaries of Ps.14,349.6 million, representing a 2.94% decrease from the Ps.14,783.9 million at December 31, 2003.

The decrease was mainly due to the following: a 28.7% decrease in Other Liabilities from Financial Transactions (from Ps.4,592.5 million at December 31, 2003 to Ps.3,274.4 million at December 31, 2004), a 18.37% decrease in Other Liabilities (from Ps.166.6 million at December 31, 2003 to Ps.136.0 million at December 31, 2004), an 11.41% decrease in Subordinated Corporate Bonds (from Ps.68.1 million at December 31, 2003 to Ps.60.3 million at December 31, 2004), and a 45.46% decrease in Allowances (from Ps.487.2 million at December 31, 2003 to Ps.265.7 million at December 31, 2004). These decreases were partially offset by: a 11.33% increase in Deposits (from Ps.8,078.2 million at December 31, 2003 to Ps.8,993.8 million at December 31, 2004), mainly due to the increase in certificates of deposits and savings accounts, a 17.21% increase in Other Subsidiary Liabilities (from Ps.1,205.8 million at December 31, 2003 to Ps.1,413.4 million at December 31, 2004), and an 8.31% increase in Minority Interest in Subsidiaries (from Ps.159.1 million at December 31, 2003 to Ps.172.3 million at December 31, 2004), mainly due to the income in subsidiaries.

Stockholders’ Equity increased from Ps.1,538.7 million at December 31, 2003 to Ps.1,618.5 million at December 31, 2004. The 5.18% increase reflected the capital increase completed in November, 2004 (Ps.364.4 million), offset by a decrease in Stockholders’ Equity caused by an Unrealized Valuation Difference related to the Banco Francés (Cayman) Ltd. transaction (Ps.200 million) and the net loss generated during the fiscal year (Ps.84.7 million). See Note 7. to the Consolidated Financial Statements.

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the Central Bank, which as of December 31, 2004 and 2003, amounted to (principal, CER and interests) Ps.1,855,115 and Ps.1,848,332, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. The Bank will cancel the advances received from the Central Bank in 89 monthly installments the first of which was paid in March 2004. See Note 1.7. to our Consolidated Financial Statements.

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. We have an Asset and Liability Committee, which meets weekly, and is composed of the Chief Executive Officer, the Assistant Executive Director, Accounting and Risk Management, the Global Wholesale Banking Director, the Local Wholesale Banking Director, the Retail Banking Director, the Chief Financial Officer and the Treasury Manager. The Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquid assets to total deposits of 33.07%, 30.26% and 18.55% at December 31, 2004, 2003 and 2002, respectively. Liquid assets include cash, debt from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in current accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2004 totaled Ps.8,993.7 million. Approximately 9.13% of our deposits at such date were dollar denominated.

We also have a medium-term note program, authorized up to US$1,000 million which will mature in December 2005.

Under such program, on March 31, 1998, we issued the first series of subordinated corporate bonds in the amount of US$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March 31, 2005. As of December 31, 2002 we capitalized US$130 million of the above mentioned subordinated debt. As of December 31, 2004 the outstanding capital of this debt amounts to US$20 million, which were cancelled at maturity.

At April 27, 2000 the general ordinary and extraordinary shareholders meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Medium-Term Note Program to US$1,000 million. The shareholders meeting also approved the creation of a short-term program to be issued in various series and classes for a total outstanding amount of up to US$300 million (or its equivalent in other currency) for five years. Under this program we can issue corporate bonds (not convertible into shares) maturing in one year or less with or without third party guarantees according to the dispositions of the Board of Directors.

On October 31, 2000, we issued corporate bonds in the amount of US$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a semi-annual basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we agreed to refinance these corporate bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the balance in one year. In November 2003 we agreed upon the refinancing of these bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 10% payment of the capital as of November 26, 2003 and the remaining in semiannual installments with final maturity on October 31, 2008. As of December 31, 2004 the principal outstanding of this debt amounts to US$108.0 million. Section 36 of Law No. 23,576, states that in order for the issuance of notes to be subject to fiscal benefits, said notes must be sold by public offering procedures, and their proceeds must be invested: (i) in physical assets situated in Argentina; (ii) in working capital in Argentina; (iii) for the refinancing of debt; or (iv) for the payment of irrevocable contributions in affiliate companies of the issuer, if their proceeds are exclusively invested as described in (i) and (ii).

The shareholders meeting held on July 15, 2003, approved the creation of a new Program, for five years, for the issuance and re-issuance of simple notes (Obligaciones Negociables), non-convertible into shares with common guarantee or such guarantees determined by the Board of Directors and subordinated notes without guarantee, convertible or non-convertible into shares, for a total outstanding amount of up to US$300 million according to the provisions of the Central Bank’s Communications “A” 2970 and 3558 as amended under Law No. 23,576 as amended by Law No. 23,962.

On December 22, 2003 we paid a Ps.60 million seven-year loan plus CER (originally US$60 million) granted by the Fiduciary Fund for Assistance to Financial and Insurance Institutions to Banco de Crédito Argentino, on December 20, 1996, for the financing of the acquisition of certain assets and liabilities.

On January 10, 2003, the Federal Executive published Decree No. 53/03 which amended Decree No. 410/02. Decree No. 410/02 had the effect of not converting certain foreign currency obligations of public and private sector companies into pesos. The Decree governed obligations to the National Government as a result of i) subsidiary or other loans and guarantees originally financed by multilateral credit entities or ii) arising from liabilities owed by the National Treasury and refinanced with external creditors. The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stated that 50% of the aforementioned financing was to be converted into pesos while the difference would be remain in its original currency.

On December 29, 2004 we paid the last installment of subordinated corporate bonds issued by Corpbanca, which we thereby acquired. This debt was originally stated in U.S. dollars for an amount of US$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal´s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed. As the aforementioned resolution may be challenged before administrative and/or judicial authorities, the Bank is analyzing the strategy to be followed. In this respect, if these liabilities were reconverted into US dollars, its effect would be to compensate pursuant to the compensation mechanism applicable to financial institutions. In any event, the resolution of this issue shall not imply an additional loss for the Bank.

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

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We had to face a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of December 31, 2004, we have repaid a total of approximately US$103.6 million and Ps.2,002.7 million in connection with lawsuits brought by depositors.

During fiscal 2002, in order to preserve liquidity, we suspended the disbursement of new loans, enforced the collection of assets and concentrated our efforts on replacing as many foreign currency liabilities as possible with peso-denominated funding. We received financial assistance from the Central Bank (totaling Ps.1,855.1 million as of December 31, 2004) and from our major shareholder, BBVA (totaling US$159.3 million as of April 2002, from which US$79.3 million plus its accrued interest were capitalized on December 31, 2002).

Capital Resources

At the regular and special stockholders meeting held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares might be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or with loans granted by BBVA to the Bank. The Bank management, at its meeting of December 5, 2002, decided to: approve the assets to be contributed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of US$79.3 million; establish the value of subordinated corporate bonds to capitalize in US$58.10 per US$100 nominal value, based on valuation reports made by independent third parties; and establish the amount of shares to be listed as 209,631,892.

On December 31, 2002, in accordance with the issuance conditions of the new shares, 158,361,439 new shares in the exercise of preemptive rights and 135,101 new shares in the exercise of the option to buy additional shares that were not purchased by other shareholders in exercise of their preemptive rights, were subscribed and integrated. The Bank’s capital stock amounts to Ps.368,128,432 as of December 31, 2002 and 2003.

At the regular and special meetings held on April 22, 2004, the stockholders approved the Bank’s capital increase in the amount of up to 385,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. The stockholders delegated to the Board of Directors the power to establish the remaining conditions.

On June 11, 2004, the Bank filed an application for public offering of shares to be sold through subscription (Chapter VI Rules of the National Securities Commission, General Resolution No. 368/01) with the Buenos Aires Stock Exchange and the National Securities Commission.

The public offering of 103,232,874 ordinary shares of Ps.1.00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, according to what was established by the Board of Directors Meeting held on June 10, 2004, and the Meeting of Sub-Delegates appointed by the Board of Directors Meeting of October 5, 2004, was authorized by Resolution No. 14,917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares was authorized by the Buenos Aires Stock Exchange on October 7, 2004. It was stated that the preferential subscription period began on October 18, 2004 and ended on November 17, 2004.

On November 2, 2004, BBVA subscribed to 65,326,744 new shares. The integration of the amount of Ps.230,603,406.32 corresponding to the new shares is carried out by the capitalization of BBVA by means of a loan amounting to US$77,701,464.68 plus interests up to November 2, 2004 inclusive, for US$21,288.07.

On November 19, 2004 the subscription procedure came to an end. An aggregate of 103,232,874 new shares was issued for a paid-in amount of pesos 364,412,045.22, which resulted in an additional paid-in capital of pesos 261,179,171.12.

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

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a significant part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS, and the new CER adjusted deposits. Rescheduled deposits — Ps.459 million as of December 31, 2004 — were converted into pesos at a $1.4 per dollar and are subject to CER adjustment plus a 2% annual interest rate; new CER CDs — Ps.1,202 million by 2004 year-end — are subject to CER adjustment plus a 0.49% interest rate. On the asset side, certain mortgage, personal and pledge loans accrued CVS instead of CER adjustment, plus an annual interest rate until April 2004, when they began to accrue a fixed interest rate (with no adjustment) – in accordance to Law No. 25,713, Decree No. 117/04. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from that of the interest rate. In this sense, the aforementioned adjusted CER deposits help to reduce the long CER adjusted position.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2004
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,356,640	—	—	—	—	1,356,640
Government securities	2,048,663	281,953	14,496	5,864	13,179	2,364,155
Corporate bonds	96,873	15,575	60,836	12,214	—	185,498
Loans (1)	8,189,686	713,414	299,591	163,182	105,631	9,471,504

Total	11,691,862	1,010,942	374,923	181,260	118,810	13,377,797

Interest-bearing liabilities:
Deposits	7,288,040	367,773	440	—	—	7,656,253
Corporate bonds	60,307	321,181	—	—	—	381,488
Due to other banks	2,334,583	94,527	69,153	—	—	2,498,263

Total	9,682,930	783,481	69,593	—	—	10,536,004

Asset/liability gap	2,008,932	227,461	305,330	181,260	118,810	2,841,793
Cumulative sensitivity gap	2,008,932	2,236,393	2,541,723	2,722,983	2,841,793
Cumulative sensitivity gap as a percentage of total interest-earning assets	15.02%	16.72%	19.00%	20.35%	21.24%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing interest liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2004
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	906,649	—	—	—	—	906,649
Government securities	1,316,846	281,916	10,694	5,838	66	1,615,360
Corporate bonds	33,957	12,518	51,248	1,845	—	99,568
Loans (1)	7,912,555	530,961	268,974	136,704	105,631	8,954,825

Total	10,170,007	825,395	330,916	144,387	105,697	11,576,402

Interest-bearing liabilities:
Deposits	6,605,629	284,963	440	—	—	6,891,032
Corporate bonds	—	—	—	—	—	—
Due to other banks	2,132,703	175	345	—	—	2,133,223

Total	8,738,332	285,138	785	—	—	9,024,255

Asset/liability gap	1,431,675	540,257	330,131	144,387	105,697	2,552,147
Cumulative sensitivity gap	1,431,675	1,971,932	2,302,063	2,446,450	2,552,147
Cumulative sensitivity gap as a percentage of total interest-earning assets	12.37%	17.03%	19.89%	21.13%	22.05%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2004
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	449,991	—	—	—	—	449,991
Government securities	731,817	36	3,802	26	13,114	748,795
Corporate bonds	62,916	3,057	9,588	10,369	—	85,930
Loans (1)	277,131	182,453	30,617	26,478	—	516,679

Total	1,521,855	185,546	44,007	36,873	13,114	1,801,395

Interest-bearing liabilities:
Deposits	682,411	82,810	—	—	—	765,221
Corporate bonds	60,307	321,181	—	—	—	381,488
Due to other banks	201,880	94,352	68,808	—	—	365,040

Total	944,598	498,343	68,808	—	—	1,511,749

Asset/liability gap	577,257	(312,797)	(24,801)	36,873	13,114	289,646
Cumulative sensitivity gap	577,257	264,460	239,659	276,532	289,646
Cumulative sensitivity gap as a percentage of total interest-earning assets	32.04%	14.68%	13.30%	15.35%	16.08%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2004, our total foreign exchange-denominated asset position was Ps.2,323.3 million and our total foreign exchange-denominated liability position was Ps.1,605.7 million, resulting in a net asset currency position of Ps.717.6 million, which is 44.34% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2004, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 25 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

At December 31, 2004 we had a consolidated excess capital of Ps.1,189.8 million pursuant to the Central Bank´s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.1,656.4 million under the Argentine risk-based capital guidelines (which are based on the Basle Committee). At December 31, 2003, our excess capital amounted to Ps.1,279.4 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, of Ps.1,742.0 million.

As of December 31, 2004, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2004 and 2003, our stockholders’ equity was Ps.1,618.5 million and Ps.1,538.7 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 9.78% and 10.94%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements also on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to Banco Francés in the form of cash dividends, loans, advances - subject to the regulations of each industry- or by other means. However, there can be no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity.

As of December 31, 2004, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank´s rules and certain capital and liquidity ratios.

At December 31,
2004	2003	2002
(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital (1)
Allocated to assets at risk	232,962	195,456	435,800
Allocated to Bank premises and equipment, intangible assets and equity investment assets	137,918	167,783	121,346
Market risk	27,767	21,994	708
Interest rate risk	35,612	38,973	57,259
Public sector and securities in investment account	32,336	38,377	225,230

Required minimum capital under Central Bank rules	466,595	462,583	840,343

Basic net worth	1,703,124	2,026,123	3,277,390
Complementary net worth	(73,371)	(257,835)	(1,216,913)
Deductions	(145,632)	(187,401)	(233,843)
Minority interest	172,275	161,102	165,012

Total Capital under Central Bank rules	1,656,396	1,741,989	1,991,646

Excess capital	1,189,801	1,279,406	1,151,303

Selected Capital and Liquidity Ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	9.78%	10.55	%(4)	10.23	%(4)
Total Liabilities as a multiple of total stockholders’ equity	8.76	x	9.50	x(4)	7.56	x(4)
Cash and due from banks as a percentage of total deposits	18.53%	20.29%	15.18%
Liquid assets as a percentage of total deposits (1)(3)	46.07%	57.95%	47.54%
Loans as a percentage of total assets	58.05%	51.07	%(4)	57.59	%(4)

(1)	See “Information on the Company—The Argentine Banking System and its Regulatory Framework —Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2004, 2003 and 2002, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)	Modified from its original version to apply the adjustments to prior years income.(See Note 1.6. and 4.4.16. to the Consolidated Financial Statements).

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by Period in thousands of Pesos
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	2,935,620	952,701	677,042	644,987	660,890
Capital lease obligations	—	—	—	—	—
Operating leases	25,713	7,991	11,448	4,371	1,903
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total	2,961,333	960,692	688,490	649,358	662,793

Commercial Commitments
Lines of credit	272,854	272,854	—	—	—
Standby letters of credit	109,704	59,056	—	50,648	—
Guarantees	219,798	157,461	56,723	2,217	3,397
Standby repurchase obligations	399,074	399,074	—	—	—

Total	1,001,430	888,445	56,723	52,865	3,397

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

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2004 are explained in Note 35 to the Consolidated Financial Statements.

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

Financial Trusts

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See Note 35 to the Consolidated Financial Statements.

Non Financial Trusts

In addition, we act as trustee in 53 non financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.4,135 million and consist mainly of cash, creditors´ rights, real estate and shares. See Note 35 to the Consolidated Financial Statements.

U.S. and Argentine GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 37 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2004, 2003 and 2002 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 4.4.16. to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect would have caused our net income to increase by Ps.426.2 million and Ps.392.5 million for the fiscal years ended December 31, 2004 and 2003 respectively, and to decrease by Ps.2,004.0 million for the fiscal year ended December 31, 2002. In addition, stockholders’ equity would have increased by Ps.420.2 million as of December 31, 2004 and decreased by Ps.392.5 million for the fiscal year ended December 31, 2002.

In addition, as mentioned in Note 4.4.16. to the Consolidated Financial Statements, the Bank, as requested by the Central Bank, did not record an asset for the credit for tax on minimum presumed income. As of December 31, 2003, a valuation allowance was provided to reserve the amount recorded, in view of the deteriorating economic situation in Argentina. Several events arose after the closing of the year ended December 31, 2004 that improved the forecast of the Argentine economy and the development of future operations in the Bank. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, the valuation allowance should be reversed in accordance with U.S. GAAP. Had U.S. GAAP been applied, and as a result of the adjustment to earnings of prior years booked by the Bank under Central Bank´s rules, the Bank´s assets would be increased by Ps.93.6 million, Ps.4.0 million and Ps.45.9 million as of December 31, 2004, 2003 and 2002. On the other hand, the Bank´s net income would be increased by Ps.89.6 million and Ps.27.4 million for the years ended December 31, 2004 and 2002 respectively, and would be decreased by Ps.41.9 million for the year ended December 31, 2003.

Under Argentine Banking GAAP, loan origination fees are recognized when collected. Under U.S. SFAS No. 91, loan origination fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to decrease our net income by Ps.9.7 million for the fiscal year ended December 31, 2004 and to increase it by Ps.19.3 million and Ps.2.3 million in the fiscal years ended December 31, 2003 and 2002, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.20.8 million, Ps.11.1 million and Ps.30.4 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.34.6 million, Ps.49.1 million and Ps.58.9 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Our net income would have increased by Ps.14.6 million, Ps.9.8 million and Ps.10.9 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.460.1 million, Ps.821.4 million and Ps.442.9 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Our net income would have increased by Ps.167.3 million for the fiscal year ended December 31, 2004, and decreased by Ps.378.5 million and Ps.433.3 million for the fiscal year ended December 31, 2003 and 2002, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.7.9 million, Ps.372.2 million and Ps.915.0 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. On the other hand, income for the fiscal years ended December 31, 2004 and 2003 would be increased by Ps.364.3 million and Ps.542.7 million respectively and decreased by Ps.799.7 millions for the fiscal year ended December 31, 2002.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be increased by 37.6 million and decreased by 10.8 million at December 31, 2004 and 2003 respectively. On the other hand, the income for the year ended December 31, 2004 would be increased by 48.4 million and decreased by 10.8 million for the fiscal year ended December 31, 2003. Management believes that such adjustment is not material at December 31, 2002.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets by Ps.1,821.8 million, 2,005.5 million and Ps.1,716.5 million at December 31, 2004, 2003 and 2002 respectively. On the other hand, income would be increased by Ps.183.7 million for the fiscal year ended December 31, 2004 and decreased by Ps.289.0 and Ps.95.1 for the years ended December 31, 2003 and 2002 respectively.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would decrease assets by Ps.175.3 million, 328.6 million and Ps.709.7 million at December 31, 2004, 2003 and 2002, respectively. On the other hand, income for the years ended December 31, 2004, 2003 and 2002 would be increased by Ps.153.3 million, Ps.381.1 million and 446.8 million, respectively.

During the fiscal year ended December 31, 2002, the Bank’s customers opted to swap their rescheduled deposits for bonds. For the mentioned bonds subscription, we swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, originating, in accordance with U.S. GAAP, gains on extinguishment of liabilities for the fiscal year ended December 31, 2002 of Ps.253.1 million. In addition, on April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP, gains on extinguishments of deposit-related liabilities for the fiscal year ended December 31, 2003 by Ps.104,3 million, thus generating an increase of the Bank’s assets by that amount as of December 31, 2003 and a decrease in the income for the fiscal year ended December 31, 2004.

In August, 2004, the Bank swapped Secured Bonds due in 2018 in the framework of Swap II of Deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP, gains on extinguishments of deposit-related liabilities in the income for the year ended December, 31 2004 by Ps.108.0 million.

Pursuant to Argentine Banking GAAP, at December 31, 2003 and 2002 the Bank recorded as assets: a) the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations; b) the difference generated by the application of the CVS coefficient instead of the CER, on the understanding that the Government would compensate the Bank for the loss caused by those situations. The National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree No. 117/04. The Central Bank regulated the compensation through Communication “A” 4114. As described in Note 1.6. to the Consolidated Financial Statements, on June 2004 the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years. This adjustment has not had impact under U.S. GAAP because this assets was not recognized under those policies; and c) as of December 31, 2002 the Bank decided to record as an asset the compensation generated by the negative position in foreign currency as of December 31, 2001 of our subsidiary Credilogros calculated certain interpretations that deviated from existing regulations; after several adverse instances, Credilogros decided to abandon the claim, which caused a loss in fiscal year 2003. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.739.3, 811.6 and 401.7 million at December 31, 2004, 2003 and 2002 respectively. On the other hand, net income would have increased by Ps.72.3 million at December 31, 2004 and decreased by Ps.409.8 million and Ps.401.7 million at December 31, 2003 and 2002, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. The companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.12.8 million, Ps.8.6 million and Ps.5.1 million at December 31, 2004, 2003 and 2002, respectively. On the other hand, the income for the years ended December 31, 2004 and 2003 would be decreased by Ps.4.3 million and Ps.3.5 million, respectively and increased by Ps.2.3 million for the year ended December 31, 2002 due to the effect of the differences mentioned in the preceding paragraphs.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.36.1 million, Ps.33.6 million and Ps.32.1 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Net income would have decreased by Ps.2.5 million and Ps.1.5 million for the fiscal years ended December 31, 2004 and 2003, respectively and increased by Ps.45.1 million for the fiscal year ended December 31, 2002.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.740.8 million and Ps.590.6 million at December 31, 2004 and 2003, respectively.

Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions as a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.53.3 million and Ps.224.4 million at December 31, 2004 and 2003, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.109.7 million and Ps.132.6 million at December 31, 2004 and 2003, respectively.

Consolidar Group has variable-income investments. Under Argentine Banking rules, these investments were valued at their face value plus the respective agreed-upon yield accrued through the fiscal year-end and, where applicable, translated at the exchange rate effective as of that date. Under U.S. GAAP, the fair value for such investments would be determined by means of mathematical models such as Black-Scholes. The effect of such adjustment is not material at December 31, 2004 and 2003. Income for the year ended December 31, 2002 would be increased by Ps.0.1 million.

The Superintendencia de Seguros de la Nación (SSN), the agency overseeing Consolidar Compañía de Seguros de Vida S.A., provides the method to record and value the reserves earmarked for covering death and disability risks defined by Section 99 of Law No. 24,241. Such resolution does not contemplate the calculation of the “Incurred but not reported reserve (IBNR)” by the statistical procedure known as the “triangle -method” nor does it contemplate the possible differences that, due to financial market fluctuations, could arise between the income obtained by the company’s investments and the income accrued on the reserves that cover the disability risk under the above mentioned law. This is the accounting method required by statement of Financial Accounting Standard No. 60 “Accounting and Reporting by Insurance Companies”, as amended. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be increased income by Ps.1.4 million at December 31, 2002. The effect of such adjustment is not material at December 31, 2004 and 2003.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be to increase assets by Ps.254.9 million for fiscal years ended December 31, 2004, 2003 and 2002.

On May 13, 1999, BBVA (majority owner of BF) acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.22.6 million, Ps.16.0 million and Ps.9.3 million at December 31, 2004, 2003 and 2002, respectively. Additionally, the income would be increased by Ps.6.6 million for the fiscal years ended December 31, 2004, 2003 and 2002.

SFAS 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million, Ps.309.6 million and Ps.312.9 million as of December 31, 2004, 2003 and 2002, respectively. On the other hand, the income for the year ended December 31, 2003 and 2002 would be increased by Ps.3,3 million and Ps.56,5 million respectively.

Under Argentine Banking GAAP, the effects of the devaluation of Argentine peso should be recognized in the year ended December 31, 2002. Under U.S. GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) should be used for the valuation in pesos of foreign currency assets and liabilities as of December 31, 2001. Had U.S. GAAP been applied the income for the year ended December 31, 2002 would be increased by Ps.1,221.4 million. Additionally, we booked in the Stockholder´s equity the gain resulting from the difference between the stockholder’s equity as of December 31, 2001 and the stockholder´s equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each U.S. dollar. Under U.S. GAAP that amount should be charged to income. Had U.S. GAAP been applied, the income for the year ended December 31, 2002 would be increased by Ps.430.3 million. As a result of the absorption made during the year ended December 31, 2004 (see Note 1.8. to the Consolidate Financial Statements) the income for the year then ended would be decreased by Ps.200.0 million.

In May 2002 we sold our interest in BBVA Uruguay. In consequence the comprehensive income at December 31, 2001 was charged to income in the fiscal year ended December 31, 2002. Additionally, in the fiscal year ended December 31, 2004 we sold our interest in Banco Francés (Cayman) Ltd. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004. Had U.S. GAAP been applied, our income for the fiscal year ended December 31, 2004 and 2003 would be increased by Ps.143.4 million and Ps.159.7 million and decreased by Ps.317.1 million for the fiscal year ended December 31, 2002.

Under Argentine Banking GAAP, Consolidar Cía de Seguros de Retiro S.A. included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The mentioned caption includes the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. Under U.S. GAAP, such amount should have been recorded as a loss for the year. Had U.S. GAAP been applied, liabilities would be increased by Ps.36.8 million and Ps.41.4 million at December 31, 2004 and 2003, respectively. On the other hand, income for the year ended December 31, 2004 would be increased by Ps.4.6 million and decreased by Ps.41.4 million for the fiscal year ended December 31, 2003.

Calculated in accordance with U.S. GAAP, our net income (net loss) for the fiscal years ended December 31, 2004, 2003 and 2002 would have been Ps.1,400.9 million, Ps.98.4 million and Ps.(2,922.6) million, respectively. Under Argentine Banking GAAP, our net income (net loss) was Ps.(84.7) million, Ps.(344.5) million and Ps.(1,375.6) million, for the same respective periods.

Credit Ratings

The international rating agencies downgraded our ratings in 2001 and 2002, following the crisis and the sovereign ceiling. Standard & Poor’s rated our counterparty credit risk rating “SD” (selective default) and our senior debt rating “CC” and Moody’s Investors Service rated our financial strength credit rating “E” and our senior debt rating “Ca”.

As of June 15, 2002, we asked the international rating agencies to temporarily suspend the ratings of Banco Francés. We made this decision within cost reduction measures and because we believed that our ratings would not improve in the medium term in light of the deep crisis in Argentina and in the financial system.

Most recently, with the completion of the sovereign debt restructuring, Standard & Poor upgraded the new sovereign debt to B-. Accordingly Standard & Poor’s rated “A+” our counterparty credit risk rating and “A+” our senior debt rating.

As of the filing of this annual report, credit ratings in the banking system are still very affected by the remaining effects of the crisis and the lack of resolution on relevant pending issues. We intend to request for international ratings once the financial and economic situation of Argentina, of the financial system and of the Bank gives value added to investors and justifies the cost.

Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information systems. See “Information on the Company-Information Technology”. We hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

Trend Information

In light of the excellent performance of economic activity and fiscal solvency, coupled with a stable exchange rate and low inflation, the financial system will be focused, during 2005, in rebuilding private sector lending while reinforcing the transactional business to expand customer base and increase fee income. The important recovery in bank deposits followed by the incipient credit activity which commenced in 2003 and strengthened in 2004 is a clear trend for the years to come, mainly biased towards short and medium-term loans in the corporate market and personal and mortgage loans in the consumer segment. However, no assurance can be given that credit demand will remain strong and that this trend will continue. For a description of recent changes in our business strategy and a summary of the main adverse consequences of the current economic scenario on our business and future prospects, see “Information on the Company—Effects of the Argentine Crisis on Banco Francés since December 31, 2001”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The Bank is managed by a Board of Directors (the “Board”) consisting of a minimum of three and a maximum of nine directors, all of them elected by the shareholders for a period of three years and eligible for re-election. Although the terms of our current directors are staggered, this is not required by our bylaws. Our bylaws also contemplate the election of alternate directors. The Board regularly meets at least once per month.

At present, the Board consists of five regular and two alternate directors. The table below indicates the names of the members of our Board, their present position in the company, their business background and the date of expiration of the period for which they were elected.

The General Regular and Special Shareholders Meeting held on April 22, 2004 re-elected two regular directors for a period of three years. After the relevant distribution of positions, the Board was constituted as follows: Mr. Jorge Carlos Bledel as Chairman, Mr. Juan Ignacio Giménez Echeverría as Vice-Chairman, and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas and Oscar Miguel Castro as Regular Directors. Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were also elected as alternate members of the Board.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience
Jorge Carlos Bledel (*)	December 2005	Chairman	04/19/1954

Present principal occupations:

Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Vice Chairman, Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Chairman, Inversora Otar S.A.; Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman, Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”); Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Seguros de Retiro”) and Chairman, Consolidar Seguros S.A. (“Consolidar Seguros”) and Chairman, Consolidar Salud S.A. (“Consolidar Salud”).

Business experience: Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, Banco Francés; Wholesale Banking Director, Banco Francés; and Retail Banking Director, Banco Francés.

Mr. Bledel joined the staff of Banco Francés in 1986 and was first elected to the Board in March 2003.

Juan Ignacio Giménez Echeverría (**)	December 2005	Vice-chairman	04/01/1944

Present principal occupations:

Vice Chairman, Inversora Otar S.A. (“Inversora Otar”).

Business experience: Director J. Juste S.A. and Stein Baltogar.

Mr. Jiménez Echeverría was first elected to the Board in December 1996.

Marcelo Gustavo Canestri (*)	December 2006	Director	04/23/1953

Present principal occupations:

Director, Francés Valores; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Alternate Director BBVA Consolidar Seguros; Alternate Director Consolidar Salud; Alternate Director, Compañía de Cobranza y Servicios S.A.; Regular Director, Inversora Otar; Vice Chairman, Promoción y Servicios Financieros S.A.; Chairman, Credilogros and Director, BBVA Consolidar Seguros S.A. (“BBVA Seguros”).

Business experience: Corporate Assistant Manager, Banco Francés; Wholesale Banking Assistant Manager, Banco Francés; Asset Management Director, Banco Francés; Financial Director Banco Francés.

Mr. Canestri joined the Bank in 1973 was first elected to the Board in September 2001.

Javier José D’Ornellas (***)	December 2006	Director	06/07/1940

Principal present occupations:

Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Director, HSBC S.A. de Inversiones; Chairman, MASISA Argentina S.A.; Chairman, Vidriería Argentina S.A., Chairman, Vidrios Lirquén S.A., Vice-Chairman, Santa Lucía Cristal SACIF.

Business experience: Director, HSBC Roberts S.A. de Inversiones.

Mr. D’Ornellas was elected as Director in 1998.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience
Oscar Miguel Castro (***)	December 2005	Director	12/04/1945

Principal present occupations:

statutory auditor (síndico), Axa Inversora S.A., Banco Comafi S.A., Banco Río de la Plata S.A., Banco Societé Générale Paris S.A., Banco Supervielle S.A., BNP Asset Management S.A., Santander Sociedad de Bolsa S.A., Banco Francés; Partner, Mercados Financieros Pistrelli, Diaz y Asociados S.A.

Business experience: Financial Market Partner, Pistrelli Diaz y Asociados; statutory auditor (síndico), Banco Francés; Financial Executive Team Member, Global Arthur Andersen.

Mr. Castro was elected as director in 2003.

(*)	According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Messrs. Jorge Carlos Bledel and Marcelo Gustavo Canestri do not qualify as independent directors, as they are employees of the Bank.
(**)	According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Juan Ignacio Giménez Echeverría does not qualify as independent director, as he is a former employee of BBVA.
(***)	Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting held on April 30, 2003 appointed the following persons as alternate directors for a period of three years: Messrs. Martín Ezequiel Zarich (Background: Director of Banking Development in the Americas for BBVA; Retail Banking Director; Financial Director; Banco Francés Merger Director; Planning Director for Banco de Crédito; Manager, Management Control, for Banco de Crédito; Economist for Banco de Crédito; he joined Banco Crédito in 1987); and Carlos Horacio Peguet (Background: Vice Chairman and General Manager, Consolidar AFJP; Vice Chairman, Consolidar ART; Vice Chairman Consolidar Salud; Vice Chairman, Consolidar Seguros de Retiro; Vice Chairman, Consolidar Seguros de Vida; Vice Chairman Consolidar Seguros; Vice Chairman, Consolidar Salud; Chairman, Clínica y Maternidad Santa Isabel S.A.; Chairman, Clínica Bazterrica S.A.; Vice Chairman, Assurex S.A.; he joined the Consolidar Group in 1994); none of them qualify as independent directors under the independence criteria established by General Resolution No. 400 of the CNV.

The Regular and Special Shareholder Meeting held on April 22, 2004 reelected Messrs. Javier D’Ornellas and Marcelo Gustavo Canestri as directors for a period of three years.

Until the date of this annual report, the Central Bank has not issued the corresponding authorization to the appointment of the above-mentioned director Oscar Miguel Castro and Juan Ignacio Giménez Echeverría. due to administrative delays.

Executive Officers

The table below indicates the names of the members of the management committee who are our main executives, their present positions and the year of their appointment for the position, as well as their business background. All main executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Jorge Carlos Bledel	2001	Executive Chairman	04/19/1954

Director, Rombo Compañía Financiera ; Director, Credilogros; Vice Chairman, Francés Valores; Chairman, Inversora Otar; Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro, and Chairman, Consolidar Seguros and Chairman, Consolidar Salud.

Mr. Bledel joined Banco Francés in 1986.

José Carlos López Álvarez	2003	Assistant Executive Director, Accounting and Risk Management Director	03/15/1959	General Assistant Director and Financial Director of Banco del Comercio (Spain) Vice-president, Risk Management Director and Financial Director of BBVA. Mr. López Alvarez joined the Bank in 2003.

Tomás Deane	2003	Director, Local Wholesale Banking	03/29/1967	Mr. Deane joined the Bank in 1990, in the area of Financial Funds Management.

Oscar Hugo Fantacone	2002	Director, Retail Banking	03/27/1951

Director, Credilogros Compañía Financiera S.A.; Director, Rombo Compañía Financiera; Regular Director, Banelco S.A.; Regular Director Visa Argentina S.A.

Mr. Fantacone joined Banco Francés in 1982, as Special Credits Manager.

He also was Client Services Manager and was promoted to Regional Director in 1997.

Marcelo Gustavo Canestri	2001	Financial Director	04/23/1953

Director, Francés Valores; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Alternate Director, BBVA Consolidar Seguros S.A.; Alternate Director Consolidar Salud; Regular Director, Inversora Otar S.A.; Vice Chairman, Promoción y Servicios Financieros S.A., Chairman, Credilogros Compañía Financiera S.A. and Director, BBVA Consolidar Seguros S.A.

Mr. Canestri joined the Bank in 1973.

Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, Banco Francés. Mr. Milstein joined the Bank in 1995.

Carlos E. Montoto	1998	Director, Human Resources and Quality	08/10/1957	Director, Atuel Fideicomisos S.A.; Chairman, Promoción y Servicios Financieros S.A. Mr. Montoto joined Banco Francés in 1975.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Daniel M. González	2001	Director, Global Wholesale Banking	05/17/1962

Manager, Recovery of Corporate Credits, Banco de Crédito; Manager, Credit Recovery, Banco de Crédito; Manager, Wholesale Banking, Banco de Crédito; Individual Risks Manager, Banco Francés; Director, Corporate Banking, Banco Francés.

Mr. González joined the former Banco de Crédito in 1988.

Jaime Azcoiti Leyva (*)	2002	Director, Risk Management	04/28/1964	Director of the Credit Department in Madrid; Chief, International Credit Department, Madrid; Chief, Credit Department, Madrid; Chief, Credit Department, New York. Mr. Leyva joined the Bank in 2002.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment.

(*)	Mr. Jaime Azcoiti Leyva ceased his relationship with the Bank in August 2004. He was replaced in the position by Mr. Eugenio Rogero González in March 2005. Mr. Rogero González joined the Bank in 1973, his background and work experience includes: Branch Corporate Banking Director of Bilbao-BBVA; Risk and Corporate Director, BBVA Puerto Rico; Insurance Development Director, BBVA America; Global Corporate Risk Control Director, BBVA.

Supervisory Committee

The following table indicates the composition of the Supervisory Committee of Banco Francés until December 31, 2004:

Expiration of term
Regular	Pablo Tonina	December 31, 2004
	Carlos Bernardo Srulevich	December 31, 2004
	Daniel Caracciolo	December 31, 2004

Alternate	Oscar Ventrice	December 31, 2004
	Juan Carlos Yemma	December 31, 2004
	Lidia Beatriz Prychodzko	December 31, 2004

As of December 31, 2004, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as public accountants, have represented to the Bank that: (a) they perform or are prepared to perform the function of statutory auditors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Deloitte & Co. S.R.L, which provides external auditing services for the Bank and related corporations in terms of Article 33 of the Law No. 19,550 (Business Companies Law, hereinafter the “LC”).

The General Ordinary and Extraordinary Shareholders Meeting of Banco Francés held on April 28, 2005 appointed the following members of the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2005
	Carlos Roberto Chiesa	December 31, 2005
	Alejandro Mosquera	December 31, 2005

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2005
	Julieta Paula Pariso	December 31, 2005
	Paola Lorena Rolotti	December 31, 2005

Background information

Mario Rafael Biscardi: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., P&G Holding S.R.L and Inta S.A.

Carlos Roberto Chiesa: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A. and Hidroeléctrica Cerros Colorados S.A.

Alejandro Mosquera: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., P&G Holding S.R.L, and Inta S.A.

Osvaldo Pablo Alejandro Jofré : Attorney, a member of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII and Santista Textil S.A.

Julieta Paula Pariso: Attorney, a member of the firm Biscardi & Asociados, she is a member of the Supervisory Committee of Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII, GMAC Cia. Financiera S.A. and Hidroeléctrica Cerros Colorados S.A.

Paola Lorena Rolotti: Attorney, a member of the firm Biscardi & Asociados, she is a member of the Supervisory Committee of Banco Société Générale S.A., Banco Banex S.A., Banco Itaú Buen Ayre S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII, Santista Textil S.A. and Hidroeléctrica Cerros Colorados S.A.

Both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as attorneys, have represented to the Bank that: (i) they are members of Biscardi & Asociados S.R.L. Law Firm and qualify as “independent” according to General Resolution No.3 68 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (ii) have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of LC.

Advisors

All legal advice is provided to the Bank by its own Legal Affairs Department.

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003 and April 22, 2004 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238, (ii) the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; and (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003 and 2004 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192.

The firm Deloitte & Co. S.R.L. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

Audit Committee (I)

Banco Francés established the Audit Committee (I) as described in the Minutes of the Board of Directors No. 4,878 to comply with the provisions set out by the Central Bank in its Communication “A” 2525, as supplemented, dated April 1997.

As of this date, the Audit Committee (I) is comprised of:

•	Jorge Carlos Bledel

•	Oscar Hugo Fantacone

•	Oscar Miguel Castro

•	Javier D’Ornellas

•	Eduardo Zerega

The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board of Directors for their information.

The Audit Committee (I)’s duties are to:

•	Supervise the appropriate implementation of the internal control systems defined in the institution through a regular evaluation;

•	Provide assistance to improve the effectiveness of the internal controls;

•	Inquire about external audit planning and comment as necessary on the nature, scope, and time for the performance of the audit proceedings;

•	Revise and approve the annual work program of the institution’s internal audit area (“Internal Audit Planning Memorandum” or “Annual Planning”) to be carried out under these rules, as well as the level of compliance with such program;

•	Revise the reports issued by the internal auditors pursuant to the provisions set forth in these rules;

•	Consider the observations made by the external and the internal auditors regarding the internal control weaknesses found during the performance of their duties, as well as the corrective measures implemented by the general management to minimize or cure such weaknesses;

•	Review the results obtained by the Supervisory Committee of the Bank during the performance of its duties, as informed in the applicable reports;

•	Maintain a permanent communication with the officers of the Superintendency of Financial and Exchange Institutions in charge of the control of the Bank, so as to learn about their concerns, and the problems identified during the inspections conducted in the Bank, and control the actions adopted to solve such problems;

•	Keep informed of the annual financial statements and the financial statements for the respective three-month periods as well as the external auditors’ report issued with respect to the former, and any other applicable accounting information; and

•	Regularly control compliance with the independence rules applicable to external auditors.

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

Banco Francés has an Audit Committee (II) created by resolution of the Board of Directors dated May 21, 2004. General Ordinary and Extraordinary Shareholders Meeting held on April 28, 2005 appointed Juan Ignacio Giménez Echeverría in replacement of Jorge Carlos Bledel in order to comply with NYSE Section 303A.07(b), which states that as from July 1, 2005 all members of the Audit Committee are required to be “independent”.

With the appointment of Juan Ignacio Giménez Echeverría, the Audit Committee (II) consists of three members of the Board, all of which are independent directors in terms of Decree 677/01 and Resolution 400/02, are elected for three years and may be re-elected. Its present composition is as follows:

Members:	Juan Ignacio Giménez Echeverría
Oscar Miguel Castro
Javier D’Ornellas

The powers and duties of the Audit Committee (II) are as follows:

•	To render an opinion on the Board’s proposal to appoint the external auditors to be retained by the company, and ensure their independence.

•	To supervise the operation of internal control and administrative accounting systems, as well as ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations.

•	To supervise the application of policies as regards the information about the company’s risk management.

•	To furnish the market with comprehensive information in respect of operations which may involve conflicts of interest with members of the corporate bodies or controlling shareholders.

•	To render an opinion on the reasonableness of proposals concerning fees and share option plans for the company’s directors and managers as submitted by the administration body.

•	To render an opinion on the observance of legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights.

•	To verify the observance of the applicable standards of behavior.

•	To issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by the Decree.

•	To issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the company.

•	To prepare annually an action plan to be submitted to the Board and the Supervisory Committee.

•	To examine the plans prepared by the external and internal auditors, evaluate their performance and issue an opinion on the matter on occasion of the presentation and publication of the annual financial statements.

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee, attend its sessions and cooperate with it, facilitating its access to such information as may be available to them. In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the committee may request the advice of lawyers and other independent professionals and retain their services for the account of the company within the budget allocated for such purposes by the shareholders meeting. The Audit Committee shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.

We do not have a compensation committee.

Compensation of Directors and Officers

The aggregate amount of compensation paid by Banco Francés and its subsidiaries during the fiscal year ended December 31, 2004 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.9.1 million. This amount also includes compensation accrued during 2003 and paid in 2004. Compensation in the amount of Ps.6.3 million accrued during 2004 and was fully paid in 2005 before the date of this annual report. During the fiscal year ended December 31, 2004, Banco Francés was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Risks and (iv) Disclosure, among others.

•	Management Committee

The Management Committee is comprised of: (i) Jorge Carlos Bledel, (ii) Marcelo Gustavo Canestri, (iii) Daniel Marcelo Gonzalez, (iv) Carlos Eduardo Montoto, (v) Oscar Hugo Fantacone, (vi) Gabriel Milstein, (vii) Tomás Deane and (viii) José Carlos López Álvarez.

The duties of the Management Committee are: (i) to set the business and investment strategies, general risk policies and human resources policies, together with the General Manager of the Company, (ii) grant delegation powers to the officers, (iii) analyze and approve the annual general budget, (iv) monitor its evolution and determine the corrective measures pursuant to internal and market variables, and (v) create business synergies with the rest of the group’s companies.

•	Media Committee

The Media Committee has as duties the institutional treatment of policies, objectives and the planning of the information system area and is comprised of: (i) Gabriel Milstein, (ii) Oscar Hugo Fantacone, (iii) Marcelo Gustavo Canestri, (iv) Daniel Marcelo González, (v) Eduardo Zerega, (vi) Jorge Carlos Bledel and (vii) Guillermo de la Plaza.

•	Risk Committee

The Risk Committee is comprised of: (i) Chairman and Chief Executive Officer, Jorge Bledel; (ii) Vice Chairman, José Carlos López Alvarez; (iii) Risk Management Director, Juan Eugenio Rogero González; and (iv) Corporate Risk Manager, Gerardo Fiandrino.

The duties of the Risk Committee are:

(1)	Approve ratings for amounts (regularly adjusted) and those which were delegated as being Special Risks (Multiple Risk Ratings or Risks related to the media, political parties, trade unions or related to Banco Francés or its officers);

(2)	If it is a rating proposal for an amount exceeding the limit mentioned, it shall first be approved by the Operations Technical Committee (“OTC”) and send it to the Credit Risk Central Unit (UCRC) for it´s approval;

(3)	If the UCRC´s decision coincides with the decision taken by the OTC, the committee shall register such resolution in the applicable record of the OTC, shall further inform the applicable area for the rating to be included and shall send a copy to the applicable business area;

(4)	If the UCRC decision differs from the decision made by the OTC, a new rating shall have to be effected and informed to a new OTC; and

(5)	Decide proposed refinancing for amounts (regularly adjusted) and as to any relief or fine pursuant to the rules in force.

(6)	The OTC’s decisions shall be adopted upon the consent of the committee; in the event the decision were not unanimous, such decision shall fall within the discretion of the Committee’s Chairman.

•	Disclosure Committee

The Disclosure Committee is comprised of: (i) Assistant Director to the Executive Director, José Carlos López Álvarez, (ii) Director, Financial Area (Chairman), Marcelo Gustavo Canestri, (iii) Director, Legal Advisory, Evelina Leoní Sarrailh, (iv) Auditing Director, Eduardo Zerega, (v) Accounting, Claudia González, (vi) Planning and MIS, Enrique Bartolomé; (vii) Independent Director, Oscar Miguel Castro; and (viii) Investor Relations (Secretary), Adriana Arbelbide.

The General Functions of the Disclosure Committee are to make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents its financial situation and the results of its operations, and is communicated in compliance with the terms and other requirements of the applicable regulations and with general market operation and good corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the Financial Statements as well as of any accounting or financial information which must be registered with the CNV and other regulatory bodies and agents of the stock exchanges where the shares of Banco Francés are listed.

Significant Differences between Banco Francés’s Corporate Governance Practices and U.S. Companies’ Practices under NYSE Listing Standards

Banco Francés’s corporate governance practices are governed by the applicable Argentine law (particularly, the Business Companies Law, Decree No. 677/01 and the Standards of the CNV), as well as by its bylaws. Banco Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee. Since October 29, 1998, Banco Francés has two independent directors out of its five members of the Board of Directors.

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

To qualify as an “independent” or “non-independent” director, CNV standards (General Resolution No. 400) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to the Bank, and to its controlling shareholders or to shareholders with material holdings (35% or more), and that, for any person to be appointed as an independent director, such person must not perform executive functions within the Bank. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent”.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor Banco Francés’s bylaws require that any such meetings be held.

Nominating Corporate Governance Committee

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

Compensation Committee

Under NYSE Section 303A.05(a), listed companies shall have a “Compensation Committee” comprised entirely of independent directors. Under NYSE Section 303A.05(b), the “Compensation Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Banco Francés does not have a compensation committee because neither Argentine law nor Banco Francés’s bylaws require the formation of a “compensation committee”.

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers shall have this audit committee in place prior to July 31, 2005. Decree No. 677/01 and CNV´s standards require Banco Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of Banco Francés currently complies with the standards of Decree No. 677/01 and CNV.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV´s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV´s rules provide for the training of its members to carry out their duties and Banco Francés engages in this training.

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

Under NYSE Section 303A.07(b), all members of the audit committee are required to be “independent”.In accordance with Decree No. 677/01, a majority of the members of Audit Committee (II) are “independent”.

Under NYSE Section 303A.07(c), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Decree No. 677/01 and CNV´s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

NYSE Sections 303A.07(c)(iii)(B) and (C) establish audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or Banco Francés’s bylaws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of athe administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(c)(iii)(B) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or Banco Francés’s by-laws.

NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. No such provision regarding an internal audit function is required by Argentine law or Banco Francés’s bylaws. However, Banco Francés has an Audit Committee according to Central Bank’s rules, which provides to the management permanent assessments about management and operating processes, and risks of the company.

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominating Committee and the Compensation Committee.

Decree No. 677/01 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Decree No. 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV’s website.

Evaluation of Board Performance

Under NYSE Section 303A.09, the board of directors must make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon. Under Argentine law, the board’s performance is evaluated at the annual shareholders’ meeting.

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. Banco Francés’s Board approved in December 18, 2003 a “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on Banco Francés’s website. See “Code of Ethics”. Banco Francés believes that its Code of Conduct complies with the NYSE requirements.

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

No such provision regarding notification of non-fulfillment of NYSE Section 303A is contained in Argentine law or Banco Francés’s bylaws, but Banco Francés’s CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2004, 2003 and 2002:

	As of December 31,
	2004(1)	2003(1)	2002(1)
Main office	1,221	1,368	1,566
Branches	2,320	2,385	2,581
Foreign Subsidiaries	—	—	8

Total	3,541	3,753	4,155

(1)	Excludes 1,884, 1,908 and 1,964 employees from non-banking subsidiaries as of December 31, 2004, 2003 and 2002, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2004, 320 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

We have a personnel Training and Development Department, which is in charge of the training of all of the Bank’s employees. This includes in-house training courses and seminars in all the areas: Operations, Technology and Business (Branches, Corporate Banking). We provide bonuses to individual employees throughout the bank on a discretionary basis, taking into consideration individual merit and overall profit levels. We do not have a formal profit-sharing plan.

Share Ownership

As of May 31, 2005, Gabriel Milstein, Media Director of the Bank, owned shares in Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2004, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2004
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria (1)	215,195,798	45.65%
Bilbao Vizcaya America BV (2)	98,596,099	20.92%
Inversora Otar S.A. (3)	44,301,125	9.40%
The Bank of New York (4)	34,662,146	7.35%

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.
(4)	As agent of ADR’s holders.

On December 31, 2002, Banco Francés carried out a capital increase, in the domestic market. Accordingly the capital stock of Banco Francés increased from 209,631,892 shares to 368,128,432 shares and BBVA increased its equity interest in the Bank from 68.2% to 79.53%.

Banco Francés carried out a new capital increase in 2004. The subscription period for the subscription period for the exercise of the preemptive and accretion rights regarding the issuance of 103,232,874 ordinary shares of Ps.1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding– ended on November 17, 2004. The offer was carried out by the capitalization of certain eligible assets and cash, and took place in Argentina. Accordingly the capital stock of Banco Francés increased from 368,128,432 shares to 471,361,306 shares. As a result of the capitalization BBVA—main shareholder of Banco Francés—owns, directly and indirectly, 75.97% of Banco Francés’ capital stock.

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

As of December 31, 2004, according to our records and the records of the Depositary, 36 holders of ordinary shares and 41 registered holders of ADSs had an address in the United States, representing, in the aggregate, 7.9% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2004 and 2003. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2004					Fiscal Year ended December 31, 2003
Related Party	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	48,561	—	23,003	—	Guarantees given, other loans	96,275	1.37%	6,370	—	Guarantees given, other loans and financial loans.
BBVA Uruguay and subsidiary	438	—	263	—	Guarantees given	69	—	27	—	Guarantees given.
Banco Francés Cayman Ltd. and Subsidiary (3)	1,448,898	—	—	—	Equity investment	1,437,484	—	1,437,484	—	Equity investment
Credilogros Cía. Financiera S.A.	38,946	3.38%	33,487	3.29%	Call money, credit card loans, guarantees given and Equity investment	53,875	8.00%	23,179	2.00%	Call money, advances, credit card loans and Equity investment
Francés Valores Sociedad de Bolsa S.A.	15,655	—	7,640	—	Other loans and Equity investment	10,891	—	7,413	—	Equity investment
Francés Administradora de Inversión	775	—	766	—	Other loans and Equity investment	—	—	—	—	—
Consolidar AFJP S.A.	35,356	45.00%	33,697	45.00%	Advances, credit card loans, guarantees given and Equity investment	33,714	45.00%	33,679	—	Advances, guarantees given and Equity investment
Consolidar Seguros de Vida S.A.	9,805	45.00%	9,343	45.00%	Advances, other loans and Equity investment	17,290	—	9,349	0.12%	Advances, other loans and Equity investment
Consolidar Seguros de Retiro S.A.	14,994	45.00%	12,910	25.39%	Credit cards loans, other loans and Equity investment	14,075	45.00%	12,918	31.63%	Advances, credit card loans and Equity investment
Consolidar ART S.A.	4,670	45.00%	4,652	25.39%	Credit cards loans, other loans and Equity investment	9,697	—	4,642	32.73%	Credit card loans, other loans and Equity investment
PSA Finance	17,555	7.16%	17,555	7.16%	Call money, advances, other loans and Equity investment	12,594	24,99%	12,394	24.99%	Call money, other loans and Equity investment
Consolidar Seguros S.A.	4,940	85.80%	4,909	25.39%	Credit cards loans, other loans and Equity investment	11,119	—	4,361	—	Other loans and Equity investment
Assurex S.A.	31	45.00%	15	—	Advances and Equity investment	—	—	—	—	—
Inversora Otar	2,442	—	—	—	Other loans	2,274	—	2,274	—	Other loans.
Atuel Fideicomisos S.A.	15,589	—	15,496	—	Equity investment	508	—	230	—	Equity investment

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	On March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited (see Note 7 to our Consolidated Financial Statements).

	Fiscal Year ended December 31, 2004					Fiscal Year ended December 31, 2003
Related Party	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Associated Entities
Grupo Hospitalario S.A.	—	—	—	—	—	5,827	—	5,827	—	Guarantees given.
Renault Credit Int. Suc. Argentina	10,010	4.17%	5,006	4.00%	Call money	1,000	3.75%	1,000	3.75%	Call money.
Rombo Cia Financiera S.A.	35,279	8.78%	35,279	8.78%	Call money, other loans and Equity investment	12,419	—	11,118	—	Other loans and Equity investment
Key Management Personnel (3)	796	21.00%	770	21.00%	Advances, credit card loans, personal loans, real state mortgage and guarantees given	347	28.50%	347	28.50%	Advances, credit card loans and guarantees given.

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

Assistance received from BBVA: to Banco Francés

Date	Description	Original principal amount(1)	Outstanding Amount at December 31, 2004(1)
March 1998	Corporate Bonds	130,000	—	Capitalized in December, 2002
April 2002	Loan	79,316	—	Capitalized in December, 2002
April 2002	Loan	80,000	—	Paid in March, 2004
July 2002	REPO	102,100	—	Paid in May, 2004
October 2000	FRN	20,000	20,280	Paid in March, 2005
October 2002	Loan	1,000	1,006
April 2003	Loan	1,000	1,006
November 2003	Loan	1,800	1,810
March 2004	Loan	77,701	—	Capitalized in November, 2004
May 2004	Loan	64,000	24,122	US$40,000 was paid in November, 2004. The balance was paid in May, 2005
October, 2004	Loan	900	906

(1)	In thousands of US$.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We are involved in collection proceedings initiated in the normal course of business and in the proceedings mentioned in Note 36 to the Consolidated Financial Statements, none of which, if determined adversely to us, would have a material adverse effect on us or our operations.

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. As of May 31, 2005, we had repaid a total of approximately Ps.2,050 million and US$104.9 million in deposits in connection with lawsuits brought by depositors.

Dividends

We do not have a defined policy of dividend distributions. In addition, we are prevented from distributing dividends by virtue of Communication “A” 3574 of the Central Bank, which suspended the payment of dividends by financial institutions since April 22, 2002. As from June 2, 2004, by Communication “A” 4152, the Central Bank cancelled the suspension affecting the distribution of dividends as mentioned above. Such distribution must have the prior authorization of the Central Bank and is subject to the following conditions:

•	The entity must not be under any regularization or restructuring plans for the protection of credit and bank deposits (articles 34 and 34 bis of the Financial Entities Law).

•	It shall have not received financial assistance from the Central Bank.

•	The entity must not be affected in its liquidity and solvency as a result of the distribution of profits.

For a description of the cash dividends that we have paid on our ordinary shares and ADSs for the years 2000 to 2004. See “Key Information-Cash Dividends”.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA. Since 1993 our shares have also been listed on the New York Stock Exchange and, since December, 1999 on the Madrid Stock Exchange. Before November 1993, there was no public market for our ordinary shares or ADSs outside of Argentina. The ordinary shares are currently traded on the Buenos Aires Stock Exchange under the symbol “FRAN” and the ADSs are currently traded on the New York Stock Exchange under the symbol “BFR”. We cannot assure you that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share(1)
	High	Low
2005
June 2005 (through June 23, 2005)	6.30	6.15
May 2005	6.83	6.13
April 2005	6.21	5.65
March 2005	7.40	5.75
February 2005	7.28	6.66
January 2005	7.10	6.51
Fiscal year ended December 31, 2004	9.95	4.80
Fourth quarter	7.03	5.33
Third quarter	6.53	4.98
Second quarter	8.45	4.80
First quarter	9.95	7.14
Fiscal year ended December 31, 2003	9.40	3.45
Fourth quarter	9.40	6.00
Third quarter	6.55	4.99
Second quarter	7.06	4.65
First quarter	5.00	3.45
Fiscal year ended December 31, 2002	4.49	1.60
Fiscal year ended December 31, 2001	10.45	2.34
Fiscal year ended December 31, 2000	8.87	5.85

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: Bloomberg.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

US$ Per ADS
	High	Low
2005
June 2005 (through June 23, 2005)	6 19/25	6 14/25
May 2005	7 1/5	6 2/5
April 2005	6 2/5	5 17/20
March 2005	7 64/81	5 4/5
February 2005	7 10/13	6 24/25
January 2005	7 9/53	6 46/63
Fiscal year ended December 31, 2004	10 3/20	4 46/63
Fourth quarter	7 9/53	5 10/13
Third quarter	6 49/71	4 32/33
Second quarter	9 9/53	4 46/63
First quarter	10 3/20	6 81/89
Fiscal year ended December 31, 2003	9 2/5	3 9/20
Fourth quarter	9 2/5	6 10/77
Third quarter	6 11/20	5
Second quarter	7 3/50	4 13/20
First quarter	5	3 9/20
Fiscal year ended December 31, 2002	7 21/64	1 9/31
Fiscal year ended December 31, 2001	31 31/64	6 5/32
Fiscal year ended December 31, 2000	26 7/8	17 1/4

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2004, the shares of 108 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2004, the 10 most actively traded stocks represented 78.15% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

The MERVAL, which is affiliated with the BCBA, is the largest stock market in Argentina. The MERVAL is a corporation which regulates its members (all of whom are stockholders of the corporation) and transactions conducted on that market. Only stockholders of the MERVAL are allowed to effect transactions either as principal or as agent in that stock market. In 1990, brokerage houses, including bank subsidiaries, were allowed to enter as full members of the market. Trading in the MERVAL is conducted through three different trading systems:

•	the “Floor”;

•	the “SINAC”; and

•	the “Continuous”.

The operations at the traditional auction system (“Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day. Also available is an electronic auction system called “SINAC” where each broker inputs both its buys and sells while the system matches the operations. Since July 1998, both auction systems (the “Floor” and “SINAC”) are considered to be a single market. Additionally, the Buenos Aires Stock Market’s trades are made through an electronic Continuous Market System (the “Continuous”) that operates from 11:00 A.M. to 5:00 P.M. each business day. The Continuous is a system that registers and makes public trades that were privately arranged by registered brokers and brokerage companies on behalf of their clients. Such trades are reported on the “Mercado Abierto”, an electronic reporting system similar to, but different from, the Continuous Market System. To control price volatility, the BCBA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the BCBA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day.

As of December 31, 2004, the market capitalization of the 108 companies listed on the BCBA was approximately US$229.1 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2004	2003	2002
Market capitalization (US$ billion)	231.7	185.4	103.3
Number of companies listed	108	111	114
Rate of return in dollars (1)	26.67%	134.00%	(51.80)%
Market/book ratio (2)	2.68	1,96	1,33

(1)	Based on the Merval Index.
(2)	Estimated.

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

In compliance with the provisions of Law No. 20,643, most debt and equity securities traded on the exchanges and on the MAE must, unless otherwise instructed by the stockholders, be deposited by the stockbrokers or over-the-counter dealers in the Caja de Valores, which is a corporation owned by the BCBA, the MERVAL and certain provincial exchanges. The Caja de Valores provides central depository facilities for securities and acts as a transfer and paying agent. In September 2000, the Caja de Valores started Argenclear S.A. (“Argenclear”), a clearing house owned by the most important private and public banks of Argentina, MERVAL and BCBA. Argenclear provides services to the brokers for the settlement of public bond trades registered in the MAE. It also handles settlement of securities transactions carried out by the BCBA and operates the computerized “Exchange Information System”.

On May 17, 2001, by means of General Resolution No. 368 the CNV approved a new restated text for a number of regulations in force in order to unify, harmonize and simplify the different requirements established by them. The new text incorporates the changes implemented by all general resolutions issued after General Resolution No. 290. On May 28, 2001, the Official Bulletin published the text of Decree No. 677/01 which created a regulatory framework to ensure Public Offer Transparency.

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our bylaws and Argentine law, the main bodies of regulation governing Banco Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our bylaws. Copies of our bylaws have been filed as exhibits to our 2003 annual report on Form 20-F.

At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the Bylaws in order to comply with Resolution No.20/04 of the Companies Supervisory Department (Inspección General de Justicia), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. Although this amendment has been filed with the Public Registry of Commerce it has not been approved as of the filing of this annual report.

Registry and Company’s Objects

Banco Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate Bylaws. Section 3 of our bylaws provides that the object of Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. To this end, Banco Francés is authorized to perform the following activities:

•	Accept term and demand deposits;

•	Grant short-term bullet and other amortizable loans;

•	Discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

•	Grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

•	Grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

•	Invest in Government securities;

•	Make temporary investments in liquid assets;

•	Invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

•	Accept securities in custody and provide other services related to the banking business;

•	Manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest; engage in brokerage activities in the over-the-counter securities market;

•	Perform foreign exchange transactions;

•	Comply with agencies related to its operations;

•	Receive deposits of participation in mortgage loans and in special accounts;

•	Issue mortgage obligations;

•	Grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

•	Receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

•	Issue private bonds, and

•	Carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law.

Directors

Under Section 18 of our by-laws, the Board of Directors receives an annual fee established by the shareholders. This fee is subject to the restrictions of Section 261 of the Business Companies Law, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the company, or 5% of the income if no dividends were distributed to the shareholders.

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of Banco Francés.

Directors need not hold shares in Banco Francés or any of our subsidiaries to qualify and be appointed as directors of Banco Francés.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata the paid-in capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of Banco Francés in proportion to the paid-in capital.

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

The dispositions of Communication “A” 3574, in force until June 2, 2004, stated the suspension of the distribution of utilities. This Communication was replaced by Communication “A” 4152, which stated that financial entities could distribute utilities, with the corresponding authorization from the Central Bank, who must verify the following regarding such financial entity:

•	It is not under the dispositions of Section 34 “Reformulation and Reorganization Procedure” and Section 35 bis “Restructuring of financial entity in defense of credit and bank deposits” of the Financial Entities Law;

•	It does not registrate financial assistance from the Central Bank; and

•	It does not affect the liquidity and solvency as a consequence of the utilities distribution.

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

Exchange Controls

On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The new law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the peso.

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

Since January 7, 2002, the Government has implemented a series of additional measures, whether by decree, regulations of the Central Bank or legislation passed by the Congress. See “Information on the Company Recent Political and Economic Developments in Argentina”.

As a general rule, transfer of funds abroad required prior Central Bank approval. However, this general principle was eased by numerous exceptions introduced since December 2002. Currently, in order to purchase and/or transfer foreign currency abroad, the transaction should be specifically admitted among the list of “items” (authorizing the purchase and/or transfer of foreign currency) that is published by the Central Bank. Certain items are, however, still subject to restrictions.

Cross Border Transfers of Funds. Foreign Debts

Under the Central Bank’s exchange regulations, proceeds of new financing must be transferred into Argentina and converted into pesos in the local exchange market within 30 days as from the relevant disbursement.

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to Central Bank’s prior authorization. Currently, due to the recent changes introduced by the Central Bank, local companies (with the exception of financial institutions), following certain requirements, may:

•	Pay abroad interest on foreign debt at maturity or 15 days in advance, without prior Central Bank authorization. However, in case the proceeds of the loan were disbursed abroad, payment of interest would be restricted to the difference between: (i) the total interest accrued under the relevant debt until the date of payment, minus (ii) the interest obtained by the local borrower abroad on the loan proceeds between the date of disbursement and the date of effective transfer and exchange for pesos of the proceeds of the relevant loan.

•	Repay principal of foreign debt at maturity (or 90 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for pesos, and repayment takes place at least 180 days therefrom) without prior Central Bank authorization. Communication “A” 4177 (as amended) also allows prepayment of principal with an anticipation of more than 90 days, but subject to the following conditions:

(1)	If prepayment of principal is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount, calculated according to the formula provided by the Central Bank, unless the prepayment is coupled with the transfer and exchange for pesos of a new loan with a present value equal to the prepaid amounts.

(2)	If the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the debt after the restructuring, including the amount prepaid, shall not result in an increase of the present value of the whole debt (according to the formula of the Central Bank).

Purchase of Foreign Currency

A.	Local individuals and companies

Local individuals and companies are now authorized to buy up to certain amounts of foreign currency for purposes of (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina, among others.

To that extent, the limits currently in force are:

•	US$2,000,000 per month; or

•	The aggregate equivalent amount in pesos paid by such individual or company to the Argentine tax authority (Administración Federal de Ingresos Públicos) on the immediately preceding month in connection with export duties, plus three times the amount paid in connection with the tax on bank credits and debits.

In addition, pursuant to Communication “A” 3998 (as amended), individuals and companies can, up to June 30, 2005, purchase and transfer abroad up to US$40,000,000, per month and per person (not cumulative), under the item “portfolio investments outside of Argentina” if certain conditions are fulfilled.

B.	Non-residents

Moreover, pursuant to Communication “A” 3661, prior authorization from the Central Bank is required by non-residents for the purchase of foreign exchange for any amount above the equivalent of US$5,000 per month.

Notwithstanding the above, Communication “A” 4129 (recently issued by the Central Bank) states that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

•	Transfers abroad of an aggregate equivalent of up to US$2,000,000 per month arising out of:

(1)	Foreign indebtedness of residents related to Argentine imports of goods and services;

(2)	Recoveries under local bankruptcy proceedings to the extent the foreign creditor was admitted as such by the bankruptcy court;

(3)	Proceeds of sales of direct investments in local non-financial companies; and

(4)	Proceeds of final winding up of direct investment in local non-financial companies.

•	Transfers abroad of an aggregate equivalent of up to US$500,000 per month arising out of:

(1)	Proceeds of sales of other portfolio investments and their revenues, such as investments in shares of local companies, investment funds and local trusts;

(2)	Purchases of loans granted to residents by local banks;

(3)	Acquisition of invoices and promissory notes for local commercial transactions, investment in local bonds denominated in pesos; and

(4)	The acquisition of other local credits.

Transfer of Corporate Bonds

According to Communication “A” 3859, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements (i.e., no prior Central Bank approval is needed). Moreover, transfers abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement by the Argentine Superintendency of Insurance (the regulatory authority on insurance matters) detailing the amount to be transferred.

Foreign Investments. Limitations on Repatriation

Pursuant to Decree No. 285/03 and Communication “A” 3972, as of June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, should be registered with the Central Bank.

In addition, the proceeds of new credit facilities (including loans, issuance of bonds, credit facilities, repos, etc.) should be brought into the local market and exchanged into pesos, and such debt cannot be repaid abroad prior to 365 days from the date of the relevant disbursement. Moreover, in these cases a deposit corresponding to the 30% of the amount in question, must be maintained for a term of 365 days. As a general rule, credit facilities related to foreign trade is exempted from this time limit (subject to certain requirements).

Direct Investments

On March 4, 2005 the Argentine Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

•	Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

•	Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad do not exceed the equivalent of US$5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Future and Forward Operations

Communication “A” 4049, dated November 11, 2003 and Communication “A” 4285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include agreements for the coverage of foreign currencies and interest rates, commodity prices, and the execution of external transactions in the form of Repos.

Communication “A” 4086, dated February 3, 2004 also relaxed restrictions on the access to the foreign exchange market, by allowing investment funds to carry out their operations under general regulations.

Conclusion

While the foreign exchange system has become more flexible under current regulations, no assurance can be given that in the event of a failure to comply with the IMF agreement, future restrictions will not tighten or otherwise change the current foreign exchange system or that one or more of the transactions described in this annual report will not be affected.

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

Taxation of Dividends

Pursuant to Law No. 25,063, as enacted into law on December 30, 1998, dividend payments on the ordinary shares (and ADSs), whether in the form of cash, stock, or other types of consideration, are subject to Argentine withholding taxes at the rate of 35% to the extent the aggregate amount distributed exceeds the sum of: (i) our accumulated taxable earnings and (ii) certain tax-exempt income (such as dividend payments from other corporations). Although dividend payments for the periods discussed throughout this annual report have not been subject to such withholding taxes, future payments of dividends may be subject to withholding. Any such withholding payments would be a liability of Banco Francés, but would be actually paid by the holders, who will receive the net amount of the dividends.

Law No. 25,063 has not been interpreted by any court or governmental agency, so we cannot assure you how such law may be defined or interpreted in the future by any such court or governmental agency.

Taxation of Capital Gains

To the extent the ADSs or ordinary shares are listed on a local or foreign stock exchange market, capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or ordinary shares are not currently subject to income tax.

In the event that capital gains should become subject to income tax in the future, such taxation would be the responsibility of the beneficial owners of ADSs and not the responsibility of “Euroclear” or “Cedel”, as the case may be.

Value Added Tax (“VAT”)

Neither the sale, exchange or other disposition of ADSs or ordinary shares nor the payment of dividends thereunder is subject to VAT.

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

Pursuant to Law No. 25,585, it is presumed —without the right to rebut such presumption— that shares of stock corporations, such as ADSs (held in book-entry form or evidenced by ADRs) and shares of common stock, and equity interests in entities governed by the Business Companies Law No. 19,550, as amended, whose holders are corporations or any other entities, companies, permanent establishments and trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or undivided estates domiciled in a foreign country.

The companies responsible for the tax payment, such as Banco Francés, are entitled to obtain refunds of the amounts paid, and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In May 23, 2003, Banco Francés paid Ps.4,035,644 in Personal Property Tax on account of its shareholders. Only Ps.2,744,116 has been refunded to us as of April 30, 2004. On May 12, 2004 and May 10, 2005, Banco Francés paid Ps.3,557,029 and 3,021,317 respectively, on account of its shareholders in connection with the Personal Property Tax due with respect to assets held as of December 31, 2003 and 2004, respectively.

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

U.S. Tax Considerations

The following summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or ordinary shares as capital assets for tax purposes and does not address special classes of holders, such as:

•	Certain financial institutions;

•	Insurance companies;

•	Dealers and traders in securities or foreign currencies;

•	Holders holding ADSs or ordinary shares as part of a hedge, straddle or conversion transaction;

•	Holders whose “functional currency” is not the U.S. dollar;

•	Holders liable for alternative minimum tax;

•	Tax exempt organizations;

•	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	Holders that own 10% or more of our voting shares; or

•	Persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or ordinary shares are urged to consult their own tax advisors as to the United States, Argentine or other tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

In general, U.S. Holders of ADSs will be treated as the holders of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

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

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Argentine withholding tax, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of our capital stock or rights to subscribe for ordinary shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. The amount of the distribution will equal the U.S. dollar value of the Argentine pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any Argentine pesos received into U.S. dollars at that time. Any gains or losses resulting from the conversion of Argentine pesos into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for any Argentine withholding taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the United States Holder’s United States federal income tax liability. U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of ADSs or Ordinary Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or ordinary shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2004. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. The documents concerning Banco Francés which are referred to in this annual report may also be inspected at our office at Reconquista 199, C1003ABB Buenos Aires, Republic of Argentina.

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

VAR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of Banco Francés’s portfolios, including interest rates, foreign exchange rates, securities prices, volatility of all this, and any correlation among the foregoing.

Additionally, at Banco Francés we have an independent area of market risk management called “Market Risk Department” that manages the control of all market activities that may be involved in the calculation of VAR. This area interacts in a daily basis with all the different areas of the Bank that are related with the trading activities of Banco Francés and with the market risk management area in Spain.

We are also involved in a continuous process of improvement of our systems, in order to update them to the latest methodological advances in market risk measurement and control.

Our VAR estimations provide us with a consistent and uniform measure of market risk in our trading portfolios.

VAR uses historical movements in these variables to estimate reasonably likely potential losses in trading activities assuming normal market conditions and market liquidity. The historical observation involves building a distribution of hypothetical daily changes in trading portfolio value. These hypothetical changes are based on daily-observed percentage changes in key market indexes or other market factors to which the portfolio may be sensitive.

Our VAR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VAR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movements of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VAR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by the technique known as “exponential smooth,” which confers a higher relative weight to the last historical data considered within the one-year series.

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

We estimate VAR for each of our trading portfolios and all trading portfolios combined. The following table shows the VAR for Banco Francés combined trading activities for last year.

Daily Trading VAR at Banco Francés (in million pesos)

	2003	2004
Average	1.56	0.37
Minimum	0.34	2.01
Maximum	2.98	0.02
Dec.31	1.51	0.58

Daily Trading VAR – Categories (in million pesos – annual average)

	2003	2004
Interest Risk VAR	1.46	0.28
Currency Risk VAR	0.32	0.14

Interest rate risk is mainly explained by the allocation of excess liquidity.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The following graph shows the movements in Banco Francés VAR for their trading activities during 2004:

The graph above indicates the evolution of the risk exposure, measured with VAR, during the year 2004. Because of market conditions, and internal restrictions from the Central Bank, Banco Francés, was not allowed to purchase local bonds, which might have derived a bigger amount of VAR exposure.

This restriction made the risk assumed during the year 2004, a very small one, giving the average VAR amount a risk exposure of 367 thousand pesos with a minimum of 20 thousand pesos and a maximum of 2.0 million pesos.

The evolution that fixed rate bonds denominated in local currency (Central Bank’s Bills) had in the portfolio of the Bank accounts for almost all the variability in VAR risk exposure during 2004. This evolution depended mostly on the liquidity possibilities that the Bank had during the period involved. The portfolio of the Bank during the year was almost entirely comprised of fixed rate bonds (Central Bank’s Bills).

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest rate risk as of December 31, 2004 and is different from our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2004.

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

The following chart includes adjusted assets and liabilities in a 3-month interval assuming 6.14% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2004
Change in Base Interest Rates (Basis points)	Net Portfolio Value	Percentage Change	Net Interest and Adjust Income	Percentage Change	Net Income of Adjustable Portfolio	Percentage Change
(in millions of pesos, except percentages)
100	1,872.6	(1.99)%	672.2	3.01%	521.6	8.09%
50	1,891.3	(1.01)%	662.3	1.50%	502.1	4.05%
0	1,910.6	0.00%	652.5	0.00%	482.6	0.00%
(50)	1,930.7	1.05%	642.7	(1.50)%	463.0	(4.05)%
(100)	1,951.4	2.14%	632.9	(3.01)%	443.5	(8.09)%

Based on our position at December 31, 2004, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2005, net portfolio value would be reduced by Ps.19.3 million and net interest and adjust income over 2005 would be increased by approximately Ps.9.8 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate of net income of adjustable portfolio increases Ps.19.5 million.

However, given our long CER position, a 50 b.p. increase in the interest rate, with no variation in the adjustment rate, would cause a Ps.9.7 million loss

Foreign Exchange Risk

As of December 31, 2004, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exchange Rate Sensitivity” for our foreign currency positions as of December 31, 2004.

Given our foreign currency position as of December 31, 2003 and 2004, a hypothetical increase in the exchange ratio “Peso against all other currencies” would have led to a reduction in net income, while a hypothetical decrease would have led to an increase in net income. At the highest 2003-2004 volatility level, stress testing resulted in a 5% impact (increase / decrease).

Peso Against All other Currencies	Effect on Net Income based on our position as of December 31, 2004	Effect on Net Income based on our position as of December 31, 2003
(in millions of pesos, except percentages)
5%	(36)	(46)
(5)%	36	46

For a description of the changes in the exchange rates since December 2004, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 37.23 to the Consolidated Financial Statements.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

•	Evaluation of disclosure controls and procedures. As of December 31, 2004, the Bank, under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank’s disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

•	Changes in internal controls over financial reporting. There has been no change in the Bank’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of Directors has appointed Mr. Oscar Miguel Castro to serve on its audit committees (I and II). The Bank’s Board of Directors has concluded that Mr. Castro is a financial expert based on his extensive audit experience, having been a partner of an international accounting firm until 2001. Mr. Castro qualifies as an independent director according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

ITEM 16B. CODE OF ETHICS

The standards of ethical conduct that Banco Francés expects from its employees are found within the “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, or the Code of Conduct, approved by the by the Board of Directors on December 18, 2003.

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

The Code of Conduct is accessible via Banco Francés’s corporate website at:

http://www.bancofrances.com.ar/html/institucional/informacion_banco/codigo_etica/inst_info_codigoetica_engl.htm

(the information found at this website is not incorporated by reference into this report).

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.

Attention: Investor Relations Department

Reconquista 40

C1003ABB Buenos Aires

Republic of Argentina

Telephone number: (54 11) 4341 5036

e-mail address: marbelbide@bancofrances.com.ar

During fiscal year 2004, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in fiscal year 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2004 and 2003:

	2004 Actual Fees	2003 Actual Fees
	(in pesos’s millions)
Audit fees	1.79	1.92
Audit-related fees	—	—
Tax fees	0.16	0.11
All other fees	—	—

Total fees	1.95	2.03

Audit fees are fees for professional services performed by Deloitte & Co. S.R.L. for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for assurance and related services performed by Deloitte & Co. S.R.L. that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees.

Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals.

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2004. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2004 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees - Audit Committee and Compensation Committee”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

(*)	Incorporated by reference to the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004.

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

Date: June 27, 2005

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

1.	We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (entities organized under Argentine Legislation, except Banco Francés (Cayman) Limited, incorporated under the laws of Cayman Islands) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in thousands of Argentine Pesos). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Bank’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in note 4, the accompanying consolidated financial statements have been prepared in accordance with the accounting standards established by the Argentine Central Bank (BCRA) applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to business enterprises in general.

4.	In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and cash flows, for each of the three years in the period ended December 31, 2004, in conformity with the rules established by the BCRA applicable to consolidated financial statements.

5.	As more fully explained in notes 1., 1.8. and 1.9. to the accompanying financial statements referred to in paragraph 1, in the opinion of the Bank’s Board of Directors a favorable evolution in several economic variables, in the Argentine financial system overall and within the Bank in particular has been observed since 2003. The Bank’s Board of Directors emphasizes the following, among the most significant subsequent events after December 31, 2004: 1) the restructuring of a substantial part of Argentina’s sovereign debt in default since late 2001, which will give the National Government financial relief to comply with the repayments of the recently restructured debt and to continue complying with the repayments of debt restructured during 2002 (primarily the Secured Loans issued by the National Government); and 2) the issuance of the resolution by the Superintendent of Financial and Exchange Institutions, indicating the compliance with the Regularization and Reorganization Plan that the Bank filed with the BCRA.

Notwithstanding what has been indicated about Government Securities and Secured Loans issued by the National Government, the value of the Bank’s holdings to be eventually recovered will depend on the evolution of the above described situation and the financial decisions made by the Bank’s Board of Directors.

In addition, as more fully discussed in notes 1.4 and 4.5.II.c) to the consolidated financial statements referred to in paragraph 1, as allowed by standards issued in this respect by the BCRA, as of December 31, 2004 and 2003, the Bank presented net assets of 739,289 thousands of pesos and 811,557 thousands of pesos, respectively, in account Organization and Development Expenses under the item Intangible Assets, to reflect the balances arising from the compliance with court rulings ordering the refund of deposits in the financial system, in accordance with the provisions of Law No. 25,561, Decree 214/02 and supplementary regulations. Although the Bank estimates that there are possibilities of compensation or recovery of the losses resulting from this situation, as of the date of issuance of this report, the Bank is unable to predict the final outcome of this matter.

The accompanying consolidated financial statements must be read in the light of those circumstances.

6.	Accounting rules established by BCRA applicable to consolidated financial statements vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2004 and the determination of stockholders’ equity as of December 31, 2004 and 2003, to the extent summarized in Note 37 to the consolidated financial statements.

Buenos Aires, March 4, 2005 (June 24, 2005 for Notes 37 and 38 to the consolidated financial statements)

DELOITTE & Co. S.R.L.

/s/ Carlos B. Srulevich
CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2003

Stated in thousands of Pesos

	December 31,
	2004	2003 (1)
ASSETS
CASH AND DUE FROM BANKS	1,666,617	1,639,154

Cash	421,910	335,748
Due from banks and correspondents	1,244,707	1,303,406
GOVERNMENT AND PRIVATE SECURITIES	2,476,948	3,042,451

Holdings in investment accounts	742,902	1,193,357
Holdings for trading or financial transactions	128,788	139,674
Unlisted Government Securities	492,902	1,066,842
Instruments issued by the Argentine Central Bank	999,563	480,917
Investments in listed private securities	179,212	184,605
Less: Allowances	66,419	22,944
LOANS	9,268,723	8,336,352

To government sector	6,927,719	6,693,431
To financial sector	169,509	78,786
To non financial private sector and residents abroad:	2,374,276	2,023,708

Overdraft	272,275	154,098
Discounted instruments	251,332	200,061
Real estate mortgage	401,064	415,885
Collateral Loans	25,943	5,390
Consumer	182,627	104,411
Credit cards	364,105	192,099
Other	964,177	903,467
Interest and listed-price differences accrued and pending collection	25,517	48,927
Less: Unused collections	111,840	332
Less: Interest documented together with main obligation	924	298
Less: Difference arising from purchase of portfolio	88	—
Less: Allowances	202,693	459,573

Carried forward	13,412,288	13,017,957

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2004 and 2003

Stated in thousands of Pesos

	December 31,
	2004	2003(1)
Brought forward	13,412,288	13,017,957

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	975,241	1,611,034

Central Bank of the Argentine Republic	325,844	277,569
Amounts receivable for spot and forward sales pending settlement	380,796	127,324
Instruments to be received for spot and forward purchases pending settlement	34,192	671,688
Unlisted corporate bonds	99,691	223,830
Other receivables not covered by debtor classification regulations	40,152	326,729
Other receivables covered by debtor classification regulations	14,445	11,674
Interest accrued and pending collection not covered by debtor classification regulations	90,764	76,743
Interest accrued and pending collection covered by debtor classification regulations	2,153	194
Less: Allowances	12,796	104,717

ASSETS SUBJECT TO FINANCIAL LEASING	58,576	16,695

Assets subject to financial leasing	59,764	17,351
Less: Allowances	1,188	656
INVESTMENTS IN OTHER COMPANIES	47,540	42,630

In financial institutions	13,094	11,731
Other	46,157	46,677
Less: Allowances	11,711	15,778
OTHER RECEIVABLES	94,965	107,795

Receivables from sale of property assets	2,999	3,453
Other	245,733	380,213
Interest accrued and pending collection on receivables from sale of property assets	56	71
Other accrued interest receivable	2	—
Less: Allowances	153,825	275,942
PREMISES AND EQUIPMENT	381,389	407,975

OTHER ASSETS	95,549	119,243

INTANGIBLE ASSETS	868,981	984,433

Goodwill	32,088	38,718
Organization and development expenses	836,893	945,715
SUSPENSE ITEMS	1,213	1,183

OTHER SUBSIDIARIES’ ASSETS	32,342	13,657

TOTAL ASSETS	15,968,084	16,322,602

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2004 and 2003

Stated in thousands of Pesos

	December 31,
	2004	2003 (1)
LIABILITIES
DEPOSITS	8,993,780	8,078,216

Governmental sector	198,593	83,692
Financial sector	18,568	72,722
Non financial private sector and residents abroad:	8,776,619	7,921,802

Checking accounts	1,620,763	1,406,119
Savings deposits	2,395,505	1,846,717
Time deposits	3,983,558	3,443,275
Investments accounts	159,193	51,147
Other	381,795	805,879
Interest and listed—price differences accrued payable	235,805	368,665
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	3,274,387	4,592,484

Central Bank of the Argentine Republic—Other	1,780,275	2,192,644
Banks and International Institutions	251,005	1,185,854
Non—subordinated corporate bonds	321,181	356,371
Amounts payable for spot and forward purchases pending settlement	31,892	439,189
Instruments to be delivered for spot and forward sales pending settlement	423,051	109,970
Financing received from Argentine financial institutions	3,110	9,369
Other	341,824	296,982
Interest and listed—price differences accrued payable	122,049	2,105
OTHER LIABILITIES	136,007	166,612

Fees payable	95	350
Other	135,912	166,262
ALLOWANCES	265,698	487,182

SUBORDINATED CORPORATE BONDS	60,307	68,077

SUSPENSE ITEMS	33,788	26,444

OTHER SUBSIDIARIES’ LIABILITIES	1,413,387	1,205,814

TOTAL LIABILITIES	14,177,354	14,624,829

MINORITY INTEREST IN SUBSIDIARIES	172,278	159,061

STOCKHOLDERS’ EQUITY	1,618,452	1,538,712

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,968,084	16,322,602

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2004 and 2003

Stated in thousands of Pesos

	December 31,
	2004	2003 (1)
DEBIT ACCOUNTS
Contingent	8,230,586	8,586,421

Guaranties received	5,240,258	4,876,217
Contra contingent debit accounts	2,990,328	3,710,204
Control	29,740,424	29,643,830

Receivables classified as irrecoverable	469,895	656,906
Other	29,063,225	28,681,740
Contra control debit accounts	207,304	305,184
Derivatives	47,534	—

“Notional” amount of non-deliverable forward transactions	28,173	—
Contra debit derivatives accounts	19,361	—
For trustee activities	29,479	49,526

Funds in trust	29,479	49,526

TOTAL	38,048,023	38,279,777

CREDIT ACCOUNTS
Contingent	8,230,586	8,586,421

Credit lines granted (unused portion) covered by debtor classification regulations	272,854	170,021
Guaranties provided to the BCRA	2,387,972	3,113,702
Other guaranties given covered by debtor classification regulations	219,798	293,891
Other covered by debtor classification regulations	109,704	132,590
Contra contingent credit accounts	5,240,258	4,876,217
Control	29,740,424	29,643,830

Items to be credited	173,837	124,059
Other	33,467	181,125
Contra control credit accounts	29,533,120	29,338,646
Derivatives	47,534	—

“Notional” amount of non-deliverable forward transactions	19,361	—
Contra debit derivatives accounts	28,173	—
For trustee activities	29,479	49,526

Contra credit accounts for trustee activities	29,479	49,526

TOTAL	38,048,023	38,279,777

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2004	2003 (1)	2002 (1)
FINANCIAL INCOME	1,154,825	1,883,236	5,664,274

Interest cash and due from banks	12,641	10,045	7,404
Interest on loans to the financial sector	5,675	6,997	5,282
Interest on overdraft	25,184	28,710	181,368
Interest on discounted instruments	10,867	11,541	64,075
Interest on real estate mortgage	44,886	47,997	90,935
Interest on collateral loans	1,370	699	3,606
Interest on credit card loans	17,606	32,992	62,021
Interest on other loans	96,688	118,829	359,891
Interest from other receivables from financial transactions	6,921	7,181	23,601
Income from secured loans—Decree 1387/01	246,692	680,919	1,837,890
Net income from government and private securities	182,183	179,667	86,481
Indexation by benchmark stabilization coefficient (CER)	375,921	284,274	1,467,822
Indexation by salaries variation index (CVS)	37,740	44,667	—
Other	90,451	428,718	1,473,898
FINANCIAL EXPENSE	458,360	1,711,293	4,612,425

Interest on checking accounts	20,359	17,454	243,652
Interest on savings deposits	3,639	4,282	6,513
Interest on time deposit	104,963	391,128	543,346
Interest on financing to the financial sector	1,111	286	6,285
Interest from other liabilities from financial transactions	21,845	90,522	155,691
Other interest	91,475	134,674	687,576
Net expense from government and private securities	—	—	2,089
Indexation by CER	166,712	90,710	1,143,029
Other	48,256	982,237	1,824,244
GROSS INTERMEDIATION MARGIN—GAIN	696,465	171,943	1,051,849

ALLOWANCES FOR DOUBTFUL LOANS	52,002	77,506	655,395

SERVICE CHARGE INCOME	584,913	457,778	548,764

Related to lending transactions	72,276	58,308	92,907
Related to liability transactions	157,815	128,952	156,294
Other commissions	282,855	214,814	231,351
Other	71,967	55,704	68,212
Carried forward	1,229,376	552,215	945,218

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS – (Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2004	2003 (2)	2002 (2)
Brought forward	1,229,376	552,215	945,218

SERVICE CHARGE EXPENSES	54,745	49,594	58,031

Commissions	33,092	33,433	36,248
Other	21,653	16,161	21,783
MONETARY GAIN / (LOSS) ON FINANCIAL INTERMEDIATION	—	2,620	(196,364)
OPERATING EXPENSES	683,908	681,121	869,188

Payroll expenses	351,694	322,759	396,201
Fees to Bank Directors and Statutory Auditors	291	385	768
Other professional fees	27,863	28,664	27,140
Advertising and publicity	27,266	19,306	20,319
Taxes	30,949	25,749	32,006
Other operating expenses	183,080	234,135	334,288
Other	62,765	50,123	58,466
MONETARY LOSS ON OPERATING EXPENSES	—	(2,326)	(26,981)
NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	490,723	(178,206)	(205,346)

NET (LOSS) / GAIN ON MINORITY INTEREST IN SUBSIDIARIES	(13,216)	4,816	60,069
OTHER INCOME	729,437	1,194,371	775,210

Income from long-term investments	20,119	2,844	184,365
Punitive interests	2,478	3,399	6,674
Loans recovered and reversals of allowances	314,885	915,156	42,523
Other	391,955	272,972	541,648
OTHER EXPENSE	1,188,111	1,150,409	1,562,336

Punitive interests and charges paid to Argentine Central Bank	108	1,129	2,637
Charge for uncollectibility of other receivables and other allowances	351,542	612,194	1,317,455
Amortization of difference arising from judicial resolutions	203,428	132,398	—
Other	633,033	404,688	242,244
MONETARY LOSS ON OTHER OPERATIONS	—	(1,385)	(393,130)
NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	18,833	(130,813)	(1,325,533)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	103,505	213,668	50,088
NET LOSS FOR THE FISCAL YEAR	(84,672)	(344,481)	(1,375,621)

NET LOSS PER ORDINARY SHARE (1)	(0,22)	(0,94)	(4,76)

(1)	See Note 31.
(2)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2004	2003	2002
Cash provided by / (used in) operating activities
Financial income collected	1,353,146	1,054,103	1,949,075
Service charge income collected	583,689	458,257	574,325
Other sources of funds	476,348	533,751	462,312
Less:
Financial expenses paid	458,620	1,983,793	3,831,533
Operating expenses paid	565,011	579,109	657,698
Other expenses paid	665,907	429,204	213,372

Net cash provided by / (used in) operating activities	723,645	(945,995)	(1,716,891)

Less:
Cash used in / (provided by) investing activities
(Decrease) / Increase in government and private securities	(654,438)	(387,283)	216,465
Increase / (Decrease) in loans	1,657,800	(541,690)	(8,339,284)
(Decrease) in other receivables from financial transactions	(345,916)	(113,126)	(1,059,819)
(Decrease) in investments in other companies	(15,209)	(1,513)	(171,111)
(Decrease) / Increase in premises and equipment, other fixed assets and intangible assets	137,235	160,286	49,533
Increase in other assets	52,928	340,864	619,804

Net cash used in / (provided by) investing activities	832,400	(542,462)	(8,684,412)

Plus:
Cash provided by / (used in) financing activities
Increase / (Decrease) in deposits	1,047,191	1,414,160	(8,781,281)
(Decrease) / Increase in other liabilities from financial transactions	(701,124)	(580,490)	2,448,079
(Decrease) / Increase in other liabilities	(341,687)	165,549	(710,080)
(Decrease) / Increase in minority interest in subsidiaries	(1,971)	541	(89,678)
Cash capital contributions	133,809	—	31,202

Net cash provided by / (used in) financing activities	136,218	999,760	(7,101,758)

Monetary (loss) income generated on cash and due from bank	—	(7,709)	(714,260)

Increase / (Decrease) in cash and cash equivalents	27,463	588,518	(848,497)

Cash and cash equivalents at the beginning of the fiscal year	1,639,154	1,050,636	1,899,133
Increase / (Decrease) in cash and cash equivalents	27,463	588,518	(848,497)

Cash and cash equivalents at the end of the fiscal year	1,666,617	1,639,154	1,050,636

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2004, 2003 and 2002 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non cash assets or liabilities for other noncash assets or liabilities (see Note 15).

At December 31, 2002, the Bank received Government Securities in compensation according to the Federal Executive Decree 905/02. At December 31, 2004, 2,003 and 2002 the Bank booked that compensation in investment accounts for 78,384, 1,025,022 and 1,764,391 respectively. Additionally, the compensation pending to be received, was booked in “Other receivables from financial transactions” account, amounting 250,149 and 330,763 as of December 31, 2003 and 2002 respectively.

On November 2, 2004 Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) has subscribed 65.326.744 New Shares. The integration of the amount of $230.603.406,32 corresponding to the New Shares is carried out by the capitalization of BBVA by means of a loan amounting to U$S 77.701.464,68 plus interests up to November 2, 2004 inclusive, for U$S 21.288,07.

During March, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited. This operation consisted in:

a)	Swap of Federal Government Secured loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value.

b)	Swap of financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

c)	Finally Banco Francés (Cayman) Limited sells Federal Government Secured loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans. The sale price amounted to US$238,462,142.

In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in Note 1.1 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, through the delivery of Argentine Government Bonds BODEN 2012.

At December 31, 2003 as mentioned in Note 1.2 the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2004, 2003 and 2002, taxes paid amounted to 139,563, 87,695 and 177,778 respectively. At such dates, interest-paid amounted to 453,415, 1,035,468 and 2,050,780 respectively.

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS´

EQUITY

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Movements	Capital Stock (1)	Non capitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings		Unrealized valuation difference	Unappropriated earnings	Total
		Issuance premiums (1)		Legal	Other
Balances at December 31, 2001 (2)	209,631	343,215	742,537	428,698	1,802	—	325,789	2,051,672

Decisions of Stockholders’ Meeting of August 7, 2002:
—Capital increase for the subscription of shares	158,497	590,996	5,549	—	—	—	—	755,042
Sale of interest in BBVA Uruguay S.A.	—	—	21,818	—	—	—	—	21,818
Unrealized valuation difference	—	—	—	—	—	430,282	—	430,282
Net loss for the fiscal year (2)	—	—	—	—	—	—	(1,375,621)	(1,375,621)

Balances at December 31, 2002 (2)	368,128	934,211	769,904	428,698	1,802	430,282	(1,049,832)	1,883,193

Net loss for the fiscal year (2)	—	—	—	—	—	—	(344,481)	(344,481)

Balances at December 31, 2003 (2)	368,128	934,211	769,904	428,698	1,802	430,282	(1,394,313)	1,538,712

Decisions of Stockholders’ Meeting of April 22, 2004:
—Capital increase for the subscription of shares	103,233	261,179	—	—	—	—	—	364,412
Absorption approved by BCRA Resolution N° 52/04	—	—	—	—	—	(200,000)	—	(200,000)
Net loss for the fiscal year	—	—	—	—	—	—	(84,672)	(84,672)

Balances at December 31, 2004	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452

(1)	See Note 27.
(2)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

The accompanying Notes 1 to 38 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 1—ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION

A favorable evolution in the Argentine economy has been recorded during year 2003, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund, exceeding the fiscal goals established by that bank; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 7,6% in the Gross Domestic Product during year 2004; iv) stabilization of wholesale and retail inflation rates; v) a more steady financial context with an increase in the financial system deposits; and vi) a marked increase in the quotation of Government securities.

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. The proposal presented contemplates the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial breathing space, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 3, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76%. And this implies that the Argentine Republic has left the default behind. As of the date of issuance of these financial statements, the securities to swap for the defaulted bonds are being issued and they are scheduled for delivery on April 1, 2005, in accordance with the prospectus prepared by the National Government. See additionally Note 38.

The following are the measures implemented by the Argentine Government as from the economic crisis sustained in late 2001 and still in effect as of the date of filing of these financial statements, that adversely affected the financial and economic situation of the Bank, as well as the actions implemented by the Bank to mitigate such effects.

1.1.	Conversion of receivables and liabilities into Argentine pesos (pesification). Compensation to Financial Institutions.

In accordance with the regulations of Law N° 25,561 and the Decrees N° 214/02, N° 494/02, N° 905/2002 and N° 2167/2002, the Federal Government established the compensation mechanism for financial institutions because of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos. Later, the Argentine Central Bank (BCRA) established the compensation procedure through Communications “A” 3650 and “A” 3716 and complementary regulations.

Subsequently, the Federal Government and the BCRA issued a number of modifying rules (Decrees N° 2167/02 and N° 53/03, and Communications “A” 3825 and “B” 7564, among others) which originated modifications in the amounts to be received in compensation.

The Bank has submitted to the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BBVA Banco Francés S.A. (“BF”) applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of US$569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank maintains a debt with the BCRA in order to subscribe the abovementioned bonds up to the concurrence of negative foreign currency net position for thousands of U$S 37.039. On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

of thousands of US$421,890, and on October 29, 2002 for a nominal value of thousands of US$88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of US$386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. Subsequently, in June 2004 there was a release of bonds for US$77,993,900 face value, which were used in the swap of assets referred to in Note 1.8. Up to date, the Bank holds Bonds for US$46,790,200 face value, blocked until completion of the compensation process, of which US$25,188,000 face value have been recorded under Government Securities for 78,384.

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

Through several letters sent to the BCRA, the last one dated October 18, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation	Argentine Government Bonds 2012
Original amount reported	797,300	US$	606,539 thousand
Amount with accepted adjustments by the Bank	784,425	US$	581,612 thousand
Amount with rejected adjustments	659,179	US$	489,182 thousand

The total effect of the above differences on the compensation amounts to 280,423. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

1.2.	Government Securities and Loans to the Non Financial Public Sector

On November 1, 2001, through Decree N° 1387/01, the Federal Executive instructed the Economy Minister to offer, in voluntary conditions, the exchange of the federal and provincial debt by secured loans in charge of the National State or the Provincial Development Trust Fund, trying to obtain a reduction in the bond interests that will be converted, as well as the extension on the amortization terms.

The Decrees 1387/01 and 1646/01 established the basic characteristic of the secured loans (converted to the nominal value plus the interest accrued of the exchange obligation –at one to one rate- etc.). Considering these Decrees of the Federal Government, the Bank and its subsidiaries swapped part of their federal and provincial government securities and/or loans of the National Public Sector in force as of November 6, 2001, for a nominal value of thousand of U$S 3,291,795, receiving Secured loans for an amount of thousands of U$S 3,360,403 as compensation.

Additionally, the Decree N° 471/02 ordered, among other things, the conversion into pesos of the obligations of the Federal, Provincial and Municipal Sector in foreign exchange rate, which applicable law is only for Argentina, to the exchange rate of $1,40 for each US dollar or its equivalent in other currency, and its adjustment by the C.E.R., and the type of interest applicable to each type of Government security or secured loans, regarding its average life and original currency issuance.

Subsequently, the Federal Executive through Decree N° 644/02, established the steps to follow for the acceptance of the new conditions by the institutions, in order to receive the capital payments and/or interest corresponding to the Secured loans. In that sense, on May 22, 2002 the Bank accepted the modifications made to the conditions of the Secured loans previously mentioned.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

On August 27, 2002, through Decree N° 1579/02, the Federal Executive communicated to the Provincial Development Trust Fund in order to assume the provincial debts as Government Securities, Bonds, Treasury Bonds or Loans that will be voluntarily converted into Secured loans.

On November 19, 2002 the Economy Ministry issued Resolution N° 624/02, through which is established the provincial public debt eligible for the exchange operations for bonds. Through Resolutions N° 742/2002 and 135/2003, the Economy Ministry communicated the acceptance of determinate exchange offers made by the financial institutions.

During the second quarter of 2003, the Bank has exchanged the provincial Government securities and secured loans to the Provincial Public Sector for a face value of US$47,892 thousands and U$S480,970 thousands, respectively, for Secured Bonds (maturity date 2018).

As mentioned in Note 1, during the months of September 2003 and June 2004, the National Government has presented a general proposal for the restructuring of the public debt issued previously to December 31, 2001.

As of December 31, 2004 and 2003 the Bank carried the following receivables from the government sector:

a) Government securities and Credit assistance to the public sector:

	12.31.04	12.31.03
	Consolidated Position	Consolidated Position
Secured Bonds 2018	451,121	979,507
CCF (Tax credit certificate)	41,151	86,225
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (*)	5,798,218	5,424,855
Other loans to the Non Financial Public Sector	3,300	73,575

Total	6,293,790	6,564,162

Allowances	(7,068)	(47,608)

(*)	With acceptance of the terms provided for in Decree No. 644/2002

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

b) Government securities in portfolio and affected to liability repurchase agreements, in restructuring process:

	12.31.04	12.31.03
	Consolidated position	Consolidated position
Argentine Republic External Bills (**)	594,593	645,593
Provincial Development Trust Fund Corporate Bonds (*)	742,930	766,381
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (**) (***)	383,271	428,620
Treasury Bills (**)	58,169	64,379
Other	630	16,743

Total	1,779,593	1,921,716

Allowances	(128,986)	(55,809)

(*) These financing facilities are in the final phase of the restructuring process conducted by the National Government. No substantially adverse effects on the Bank’s equity forecast in this respect.

(**) As already mentioned in Note 1, the Bank has participated in the debt exchange process by applying for the exchange of these holdings for Discount Bonds denominated in Pesos and in US Dollars.

(***) Without acceptance of the terms provided for in Decree No. 644/2002.

1.3.	Deposits and liabilities of the government and private sectors. Balances rescheduling. Swap for Government Bonds (Swap I and II)

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The Bank has received options from its depositors for 831,486, and has exchanged the following instruments for the subscription of the abovementioned bonds to be delivered to depositors:

•	Argentine Federal Government 9% Bonds for a technical value (i.e. face value plus interest and adjustment accrued) without the CER for 318,640.

•	Federal Government secured loans for an average booking amount of 304,702.

•	For the difference (208,144), on April 26, 2004, the Bank swapped Secured Bonds, taken at their technical value.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt. These options consisted in receiving “Federal Government Bonds in US dollar 2013” or “Fixed-term Bills in pesos” issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency. That option matured in July 2002.

The Bank has received options from its depositors for 205,999 (principal) and, on August 17 2004, there were exchanged Secured Bonds (maturity date 2018) taken to a technical value, for the subscription of the bonds mentioned in the preceding paragraph to be delivered to the depositors.

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

1.4.	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the situation of public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions brought by individuals and companies against the Federal Government, the BCRA and financial institutions, based on considering that some of those measures were contrary to their constitutional rights.

In the particular case of foreign-exchange deposits, the first instance courts of began to massively order by precautionary measures the partial or total reimbursement of such deposits, either in foreign currency or at the free-exchange rate at the time of reimbursement, until a final pronouncement is made as to the constitutional validity of the conversion into pesos of foreign-currency deposits, as set forth by legal regulations of the Federal Executive.

Up to the date of these financial statements, the Supreme Court has issued a number of judgments related to this issue which resolve the subject only in a partial and non-definitive manner, as more fully detailed in Exhibit I to these Consolidated Financial Statements.

On the other hand, in view of the equity loss caused by these measures to the detriment of the financial system, and in particular of BF, such loss has been brought to the knowledge of the Ministry of Economy and the BCRA, with reserve of rights. To this date, the authorities have not ruled a possible compensation for the financial system on this matter.

The Bank, in conformity with BCRA regulations, has recognized the differences resulting from the complience of the above-mentioned judicial pronouncements with respect to the provisions of the regulations in force. The above-mentioned assets, calculated according to the nominal difference between the free-exchange rate of the deposit at the time of payment as against the accounting value (the nominal value of the foreign-exchange deposit converted into pesos at the rate of 1.40 pesos per dollar plus CER adjustment to that date), are being amortized in 60 monthly installments as from April 2003 or as from the date of payment, whichever is later.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

As of 31 December 2004 and 2003, BF records 739,289 and 811,557, respectively, (after deduction of accumulated amortization for 335,827 and 132,398 as of 31 December 2004 and 2003, respectively) under Intangible Assets, Organization and Development Expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final resolution of these matters.

1.5.	Yield mismatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank started to accrue interest at the CER rate plus an annual rate of 3.5%.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

1.6.	Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing. Such presentation was confirmed through a letter dated October 4, 2004.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. On June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). In the financial statements as of December 31, 2003, presented for comparative purposes, such adjustment affected the other receivables account (decrease) for 141,064, other income (decrease) for 105,792 and other expense (decrease) for 61,728. As of December 31, 2002, such adjustment affected other income (decrease) for 97,000. Such registration does not mean in any way to resign to the compensation.

1.7.	BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24.144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of Federal Government Secured loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Institutions not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial institutions should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2004 and 2003, amount to (principal, CER and interests) 1,855,115 and 1,848,332, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered with the cancellation procedure of such advances through several presentations to the BCRA and Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”). Additionally, on June 24, 2004, the U.R.S.F. communicated the Bank the authorization to extend the amortization terms of the mentioned advances. According to that, the Bank will cancel the advances received from the BCRA in 89 monthly installments as from March 2004 and affected in guarantee of such advances national secured loans according to what disposed by the BCRA in the letter dated December 5, 2003.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

1.8.	The impact of the crisis - Regularization and Reorganization Plan

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

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendent of Financial and Exchange Institutions dated March 17, 2004, whereby:

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

•	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$77,701 thousand granted by BBVA S.A., and supplementary, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$40,000 thousand.

•	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$77,701 thousand.

•	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

During March 2004, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in Note 1.1 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities, thus complying with the reversal requirement established by the BCRA in the abovementioned Resolution. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004. As of April 30, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	408,715
Computable Capital	1,288,065

Excess over Capital Requirement	879,350

In addition, the Shareholders’ Meeting dated April 22, 2004 ordered a capital increase (see Note 27) that was fully subscribed and paid in during the month of November 2004.

As of December 31, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	424,792
Computable Capital	1,517,632

Excess over Capital Requirement	1,092,840

As from March 2004, the actions taken under the regularization and reorganization plan described in the preceding paragraphs allowed the Bank to meet the Minimum Capital requirements and other technical ratios established by the BCRA. As the Bank has carried out all actions committed under the regularization and reorganization plan, on November 23, 2004 it filed an application with the BCRA for it to regard the plan as having been fulfilled.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

1.9.	Future evolution of the economical situation and its effect on the Bank

In view of the favorable evolution of the economic variables mentioned in Note 1, as a result of the actions taken, the Bank’s performance has substantially improved, resulting in the upgrading of its fundamental variables.

In fiscal year 2004, the actions carried out have led to a significant increase in the Bank’s portfolio of loans to the private sector, while acceptance of deposits has also recorded an important growth.

These increases in volume, combined with an efficient price management policy, have enabled to significantly improve the Bank’s gross intermediation margin.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The improvement in service charge income related to the new strategy developed and new products launched, as well as the reduction in administrative expenses that resulted from the continued efforts placed on structures, processes and costs, have allowed improving again all efficiency and profitability ratios.

The credit policies applied over recent years have resulted in both the growth of the Bank’s loan portfolio and the improvement in its asset quality. Besides the substantial growth recorded during the year, there has been a reduction in the delinquency rate to 1.26% over total loans at year-end, which compares much favorably to prior years and the market itself. During the year 2004, coverage of allowances over delinquent loans has also recorded a significant growth, reaching a ratio of 114.3% at year-end.

Given the favorable performance experienced during the last year, the Bank’s Board of Directors is optimistic about the development of future operations, in particular if the National Government compensates for the significant mismatch resulting from enforcement of the Constitutional protection actions, and completes the process of compensation to financial institutions.

NOTE 2—CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 227-branch network and 35 offices of its affiliate Credilogros Compañía Financiera S.A. See Note 38 to this Consolidated Financial Statements.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% corporate stock as of December 31, 2004. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

NOTE 3—BASIS OF PRESENTATION

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2004 and 2003, and the statements of income and cash flows for the years then ended and the year ended December 31, 2002, as per the following detail:

•	As of December 31,2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2004.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

•	As of December 31, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía Financiera S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2003.

•	As of December 31, 2002:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2002.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2002.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2004, 2003 and 2002.

Interests in subsidiaries are listed in Note 16.

NOTE 4—SIGNIFICANT ACCOUNTING POLICIES

4.1.	Comparative information

As required by BCRA regulations which are consistent with FACPCE Technical Resolution Nº8, modified by Technical Resolution Nº19, the consolidated financial statements for the fiscal year ended December 31, 2004, are presented comparatively with the consolidated financial statements for the fiscal years ended December 31, 2003 and December 31, 2002. The financial statements for the fiscal year ended December 31, 2002 was restated into currency units of February 28, 2003 applying the adjustment rate derived from the Internal Wholesale Price Index published by INDEC (Federal Institute of Statistics and Census). (See Note 4.2.).

Under Communication “A” 4249, the BCRA introduced changes to the rules on presentation and disclosure of financial statements of financial institutions, effective as from December 31, 2004. Therefore, the financial statements as of December 31, 2003 were reclassified, by application of those rules, for purposes of their comparison with the financial statements for the fiscal year closed on December 31, 2004.

Additionally, the financial statements and notes for fiscal years ended December 31, 2003 and 2002 have been modified due to adjustments to prior year’s results (see Notes 1.6. and 4.4.16).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with National Securities Commission (CNV) General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

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

The assets and liabilities of Banco Francés (Cayman) Ltd. and its subsidiary, as of December 31, 2003, originally stated in US dollars, were converted into Argentine pesos based on the method described in Note 4.4.1. The assigned capital and irrevocable contributions were calculated at the pesos amount paid in by the Bank. Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as previously indicated. Then the income (loss) for the years was determined by the difference between unappropiated earnings at beginning and year end.

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

As of December 31, 2004 and 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

4.4.2.	Government and private securities

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation based on the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2004 and 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in Note 4.4.1.

•	Remaining holding: as of December 31, 2003, as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, Tax Credit Certificates, and Treasury Bills Series 90: at December 31, 2004, they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2004 and 2003. Differences in listed prices were credited/charged to income for fiscal years then ended.

•	Unlisted government securities (except for Tax Credit Certificates): at December 31, 2004 and 2003 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Investments in listed private securities:

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2004 and 2003. Differences in listed prices were credited/charged to income for fiscal years then ended.

4.4.3.	Secured loans—Decree No. 1387/2001

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2004 and 2003, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the fiscal year, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the fiscal year. This balancing account was charged to income (loss) for the fiscal year ended December 31, 2003.

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

Provincial Governments secured loans and other Government loans

As of December 31, 2004 and 2003 these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the estimated cash flows at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

4.4.4.	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual

As of December 31, 2004 and 2003, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2004 and 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of December 31, 2004 and 2003, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on December 31, 2004 and 2003 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

4.4.5.	Allowance for loan losses and contingent commitments

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

In cases where loans with specifically allocated allowances are settled and the specific allowance that had been established in previous years is greater than what is needed, the excess is reversed against the reversals of allowances account and recorded in current year profit.

Recoveries on charged off loans are recorded directly to income.

4.4.6.	Interest income recognition

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”), guaranteed bonds (due 2018) and loans to the financial sector, on which interest has been accrued by the straight line method.

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

They were valued at acquisition cost plus income accrued but not received as of December 31, 2004 and 2003.

4.4.8.	Instruments to be received and delivered for spot and forward transactions pending settlement

The Bank enters into forward contracts to buy or sell foreign currencies, listed Government securities and other securities at future dates. Both a receivable and a payable are recognized at the time of the agreement, which reflect the amounts of cash, currency or listed securities to be exchanged at the closing date. The difference between the receivable and payable at the original transaction date (premiums) is deferred and amortized over the contract´s life.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

Holdings in investment accounts and for trading transactions: according to the method described in Note 4.4.2.

In foreign currency: as of December 31, 2004 and 2003, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

4.4.9.	Amounts receivable and payable from spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2004 and 2003.

4.4.10.	Other receivables from financial transactions: Compensation to be received from the Federal Government

As of December 31, 2003, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual face value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of Note 4.4.1. Additionally, as of December 31, 2004 the abovementioned outstanding balance has been charged off as a result of allowances allocated as mentioned in Note 1.1.

4.4.11.	Assets subject to financial leasing

As of December 31, 2004 and 2003, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

4.4.12.	Investments in other companies

They have been valued according to the following methods:

•	VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2004 and 2003 were valued by the equity method.

•	Other: as of December 31, 2004 and 2003 were valued at acquisition cost, without exceeding their recoverable value.

4.4.13.	Premises and equipment and other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 4.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

4.4.15.	Employee termination pay

The Entity expenses employee termination pay disbursed.

4.4.16.	Tax matters

Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each fiscal year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Consequently, as of December 31, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 70,621 (loss). On the financial statements as of December 31, 2003 presented for comparative purposes, the mentioned adjustment had an effect on the items “Other Receivables” and “Minority Interest in Subsidiaries” for 72,593 and 1,972 (decrease), respectively, and “Income tax and tax on minimum presumed income” and “Results of Minority Interest in Subsidiaries” of the Statement of Income for 24,987 and 296 (increase), respectively. On the financial statements as of December 31, 2002 presented for comparative purposes, such adjustment had an effect on the “Income tax and tax on minimum presumed income” and “Results of Minority Interest in Subsidiaries” of the Statement of Income for 28,338 and 979 (increase), respectively.

Other tax issues

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

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. For the remainder, it was established that there will be no accumulation of the file with the file corresponding to the former Banco de Crédito Argentino.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presume income for year 1999 and the income tax for years 1994 through 1999, fully upholding the claims filed and reversing the appealed resolutions.

4.4.17.	Allowance for other contingencies

Include the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

4.4.18.	Stockholders’ equity accounts

They are restated as explained in Note 4.2., except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

4.4.19.	Statement of income accounts

•	As of December 31, 2003 and 2002, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003. As of December 31, 2004, these accounts were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in Note 4.2.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 4.2.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

•	As of December 31, 2003 and 2002, the effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

4.4.20.	Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”. The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the SEC´s presentation requirements.

4.4.21.	Significant Estimates

The preparation of financial statements in conformity with BCRA rules requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the periods. Significant estimates have been made by management in several areas, including the allowances for loan losses (see Note 4.4.5.), allowances for other contingencies (see Note 4.4.17.), allowances for payments made under protection actions on Mutual Funds, the item allowances (see Notes 1.1. and 4.4.16.) and the future obligations associated with the Bank’s litigation (see Note 36). Actual results could differ materially from these estimates, making it reasonably possible that a change in these estimates could occur in the near term.

4.4.22.	Other Subsidiaries’ Liabilities

Detailed below are the balances of those accounts:

	2004	2003
Insurance companies, claims in adjustment process	312,638	319,173
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	90,470	—
Insurance companies, mathematical reserve	1,235,383	888,290
Insurance companies, reinsurer´s reserve	(79,191)	(89,780)
Difference arising from secured loans accrued valuation	(58,458)	—
Benefit pending of integration – Resolution No. 29.796	(114,266)	—
Others related to insurance business	26,811	88,131

Total	1,413,387	1,205,814

4.5.	Differences between BCRA rules and generally accepted accounting principles effective in Buenos Aires City

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years except for Technical Resolution No. 21, effective on April 1, 2003. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Resolution No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the some new valuation criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for each fiscal year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II. Valuation criteria

a) Federal Government Secured loans

As detailed in Note 1.2., during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousands for Secured loans. At December 31, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to 6,181,489 and 5,853,475, respectively, in accordance with the criterion described in Note 4.4.3).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2004 and 2003, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER. However, the recoverable values of these assets are not substantially different from their book values, and it should be additionally taken into account that a significant portion of such secured loans is allocated to the repayment of advances granted by the BCRA as described in Note 1.7.

b) Government securities and other credit assistance to the Public Sector

As of December 31 2004 and 2003, the Bank and its subsidiaries keeps other assets with the Public Sector, valued in accordance with the criterion described in Notes 4.4.2, 4.4.3, 4.4.8 and 4.4.10. In accordance with accounting standards currently in effect in the City of Buenos Aires, these assets are to be valued at current value.

The following is a detail of the book values of these assets as of December 31, 2004 and 2003 as well as their estimated fair values for the holdings stated in the column as of December 31, 2004:

Item	31.12.2004	31.12.2003	Market Value	Fair Value
Secured Bond 2018	451,121	979,507	80%
Provincial Development Trust Fund Corporate Bonds	742,930	766,381		72%
Compensation received and pending receipt from the National Government (Boden 2012)	78,384	1,275,171	88%
Argentine Republic External Bills (1)	541,145	645,593		30%
Treasury Bills Series 90 (1)	54,230	62,608		34%

(1)	Presented to the public debt swap (Note 1 and 1.2.)

The net balance sheet effect resulting from considering the above mentioned current values would imply a decrease in stockholders’ equity in approximately 518,000 as of December 31, 2004.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.4., at December 31, 2004 and 2003, the Bank recorded assets amounting to 739,289 and 811,557, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

d) Tax effects

As already indicated in Note 4.4.16., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the provisions set up by the Bank in this respect, for 118,000 and 185,497 as of December 31, 2004 and 2003, respectively, should be recovered.

Additionally, the Bank has, at the request of the BCRA, written off the amounts capitalized as tax on minimum presume income. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, as of December 31, 2004 and 2003, the credit for tax on minimum presume income, for 93,634 and 66,634 should be capitalized in accordance with current professional accounting standards.

III. Disclosure aspects

Unrealized valuation difference

As it is mentioned on Note 7., the Bank has absorbed 200.000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stockholders´ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendent of Financial and Exchange Institutions.

According to the professional accounting standards in force of the Autonomus City of Buenos Aires, such amount should have been charged to income (loss) for the fiscal year ended on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropiated earnings account of the stockholders´ equity.

In all other respects, BCRA rules are consistent with generally accepted accounting principles in Buenos Aires City.

4.6.	Other differences with respect to general accepted accounting principles effective in Buenos Aires City, Consolidar Cía. de Seguros de Retiro S.A.

The Company included the balance from the technical commitments incurred with the insured in the Other Subsidiaries´ Liabilities caption. The abovementioned caption includes 58,458 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 5—ATUEL FIDEICOMISOS S.A. AND FRANCÉS ADMINISTRADORA DE INVERSIONES S.A.

On February 3, 2004, the Bank made an irrevocable contribution of capital to its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

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

As of December 31, 2004, the capital stock of CL amounts to 57,100, and its stockholding structure is as follows:

BF:	69.5271%
BBVA:	29.9475%
Inversora Otar S.A.:	0.5254%

See additionally Note 38.

NOTE 7—SALE OF BANCO FRANCÉS (CAYMAN) LIMITED

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original face value of US$185,043,841, which were converted into pesos under the Executive Orders mentioned in 1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority on May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in Note 1.1. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to US$386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$1 par value.

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The sale price amounted to US$238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

•	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

•	The remaining result, 10,978, was charged to income (loss) for the fiscal year ended December 31, 2004.

NOTE 8— PSA FINANCE ARGENTINA COMPAÑÍA FINANCIERA

PSA Finance Argentina Cía. Financiera S.A. was registered with the Public Registry of Commerce on November 29, 2001. On February 21, 2002, the BCRA, through Communication “B” 7134, authorized the Company to begin its activities as a finance company. On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

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

NOTE 9—ROMBO COMPAÑÍA FINANCIERA S.A.

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

As of December 31, 2004, BF holds a 40% equity interest in this company, whose capital stock is made up of 20,000,000 shares of common stock with a face value of ARS1 each.

NOTE 10—RESTRICTED ASSETS

10.1.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA, and in accounts with foreign correspondent banks. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	At December 31,
	2004	2003
Peso and Foreign Currency Balances	1,505,954	1,266,338

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

10.2.	Restrictions on assets

As of December 31, 2004, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 78,384 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en Note 1.1., have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The Government and Private Securities account includes 76,677 in secured bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,190 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 2,435,495 in secured loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (Note 1.7.).

e)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,400. These shares have been pledged in favor of “HSBC—La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

NOTE	11—INTEREST-BEARING DEPOSITS WITH OTHER BANKS

a)	Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 1,177,698 and 635,573 as of December 31, 2004 and 2003 respectively; (2) interest-bearing deposits in foreign banks totaling 31,190 and 455,862 as of December 31, 2004 and 2003, respectively and (3) interest-bearing deposits in local banks totaling 927 and 592 as of December 31, 2004 and 2003, respectively.

b)	Included in “Loans” there are: (1) overnight foreign bank interest-bearing deposits totaling 44,092 as of December 31, 2003; and (2) other totaling 4,435 as of December 31, 2003. As of December 31, 2004 the Entity did not register amounts for this kinds of operations.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 146,825 and 93,981 as of December 31, 2004 and 2003, respectively.

NOTE 12—GOVERNMENT AND PRIVATE SECURITIES

Government and private securities held by the Bank at December 31, 2004 and 2003 are as follows:

	At December 31,
Holdings in investment accounts	2004	2003
Argentine Republic External Bills (VEY4D)	594,593	88,323
Argentine Bonds (BODEN 2012)	78,384	1,025,022
Argentine Treasury bills	58,169	64,379
Other	11,756	15,633

Total	742,902	1,193,357

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	At December 31,
Holdings for trading or financial transactions	2004	2003
Treasury Bills	9,032	9,047
Middle Term Treasury Bonds (BONTE 2002)	5,165	7,399
Federal Government Bonds 2008 (BODEN 2008)	53,792	24,230
Federal Government Bonds LIBOR 2012	29,701	19,758
USA Treasury Notes	—	14,610
Federal Government Bonds LIBOR 2007	661	32,015
Federal Government Bonds LIBOR 2013	3,088	3,016
Consolidation Bonds (PRO 6)	1,670	—
Argentine Republic External Bills	8,057	4,663
Others	17,622	24,936

Total	128,788	139,674

Unlisted Government securities
Secured Bonds (BOGAR 2018)	451,121	979,507
Tax credit certificates due in 2003/2006	41,151	86,225
Other	630	1,110

Total	492,902	1,066,842

Investment in listed private securities
Shares	40,965	53,397
Negotiable Obligations	93,102	47,525
Mutual Funds	45,145	83,213
Certificates of participation in financial trusts	—	470

Total	179,212	184,605

Instruments issued by the Argentine Central Bank
Argentine Central Bank Bills (LEBAC)	958,979	480,917
Argentine Central Bank Notes (NOBAC)	40,584	—

Total	999,563	480,917

Securities holdings in investment accounts

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2004 and 2003, were as follows:

	At December 31,
	2004	2003	2004	2003	2004	2003	2004	2003
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Argentine Republic External Bills (VEY4D)	594,593	645,677	—	—	403,796	—	190,797	645,677	(1)
Argentine Bonds (BODEN 2012)	78,384	1,025,022	—	—	12,010	370,648	66,374	654,374
Argentine Treasury Bills	58,169	64,379	—	—	31,621	—	26,548	64,379	(1)
Other Debt Bonds	11,756	15,633	—	—	8,497	—	3,259	15,633	(1)

Total	742,902	1,750,711	—	—	455,924	370,648	286,978	1,380,063

(1)	Non representative valuation

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2004, by contractual maturity were as follows:

	At December 31, 2004
	Book value	Market value
Past due	652,762	217,345
Due in one year or less	24,598	14,133
Due after one year through five years	37,453	31,714
Due after five years through ten years	28,089	23,786

Total	742,902	286,978

As of December 31, 2004 and 2003, the Bank did not hold government securities classified as “held to maturity” under US GAAP. The government securities classified as “holding in investment account” under BCRA rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 37.5.1. and 37.5.2.).

NOTE 13—LOANS

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To government sector: loans to public sector, excluding public financial entities.

To the financial sector: loans to local financial institutions.

To the non financial private sector and residents abroad: loans given to the private sector (excluding local financial institutions) and residents abroad from Argentina.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Under BCRA rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	At December 31,
	2004	2003
Government sector	6,927,719	6,693,431
Financial sector	169,509	78,786
Non-financial private sector and residents abroad	2,374,276	2,023,708

—Commercial
With self-liquidating preferred guarantees	60,604	20,033
With other preferred guarantees	34,287	33,305
Without preferred guarantees	1,310,114	1,158,593
—Consumer
With self-liquidating preferred guarantees	4,322	3,353
With other preferred guarantees	411,019	425,582
Without preferred guarantees	553,930	382,842

Less: Difference arising from purchase of portfolio	(88)	—
Less: Allowances for loan losses	(202,693)	(459,573)

Total	9,268,723	8,336,352

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

“Self—liquidating preferred” consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of collateral of self-liquidation.

“Other preferred guarantees” consist, in general, of real estate mortgages and other forms of collateral pledged to secure the loan amount. The entire principal amount of loan is included under the heading “preferred guarantees” regardless of the current market value of the collateral.

“Without preferred guarantees” consist, in general, of unsecured third-party guarantees.

The Bank also tracks its loan portfolio by industry segment. At December 31, 2004, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Governmental Services	73.14%
Consumer	9.94%
Other	8.24%
Financial Sector	1.79%
Food Stuff	1.61%
Retail Trade	1.43%
Services	1.18%
Agricultural Livestock	1.02%
Construction	0.70%
Wholesale Trade	0.51%
Beverage	0.44%

Total	100.00%

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of our operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

The Bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. Federal and provincial debt represents a significant portion of Bank’s total risk assets. During 2002, most dollar Public Sector debt with the Financial System was converted into pesos at a rate of 1.4 pesos per dollar, while most dollar Private Sector debt was converted into pesos at a rate of 1 peso per dollar, thus increasing the relative share of Public Sector exposure in the Bank’s assets.

As of December 31, 2004 and 2003, the Bank’s exposure to Government sector is explained in Note 1.2.

During 2004, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal year ended December 31, 2004, is as follows:

2004
Balance at the beginning of the fiscal year	6,727
New Loans	29,611
Repayments	(5,608)

Balance at the end of the fiscal year	30,730

Total loans outstanding to these related parties at December 31, 2004 and 2003 including accrued interest, amounted to 31,358 and 6,762, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2004 and 2003, approximately 5,587 and 56,646 or 0.06%, and 0.64% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2004 and 2003, non-performing loans amounted to 105,136 and 586,232, respectively; Past due loans included in the abovementioned amounts reach to 86,933 and 556,425 at December 31, 2004 and 2003, respectively.

NOTE 14—ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance at the beginning of the fiscal year	459,573	1,062,512	1,281,432
Provision for loan losses	62,509	317,993	1,097,613
Charge-offs	(319,389)	(914,715)	(403,773)
Monetary gain generated on allowances	—	(6,217)	(912,760)

Balance at the end of the fiscal year	202,693	459,573	1,062,512

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 15—OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

The composition of other banking receivables by type of guarantee is as follows:

	At December 31,
Description	2004	2003
With preferred guarantees	325,668	277,549
Without preferred guarantees	662,369	1,438,202
Allowances	(12,796)	(104,717)

	975,241	1,611,034

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2004	2003
Forward Purchases and Sales

“Notional” amount of non-deliverable forward purchases	28,173	—
Contra debit derivatives accounts	28,173	—
“Notional” amount of non-deliverable forward sales	19,361	—
Contra debit derivatives accounts	19,361	—
Forward foreign exchange sales
Debtors under forward sales of foreign exchange	—	3,596
Forward sales of foreign exchange (1)	—	3,594
Forward purchases of securities
Forward purchases of securities (1)	—	40,033
Creditors under forward securities purchases	—	38,922
Forward sales of securities
Debtors under forward sales of securities	11	26,090
Forward sales of securities (1)	—	26,781

Repurchase and reverse repurchase agreements with government securities

Forward purchases of government securities under repurchase agreements with holdings in held to maturity	—	557,354
Creditors under government securities repurchase agreements with holdings in held to maturity	—	307,945
Debtors under reverse repurchase agreements	359,341	—
Forward sales under reverse repurchase agreements	399,074	—

(1)	These accounts include the contract amount of the transactions expressed in thousand of Ps. using the closing exchange rate or quoted market value.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	December 31,
Description	2004	2003
Spot transactions with settlement another day

Unsettled spot securities purchases	10,841	13,250
Creditors under unsettled spot securities purchases	11,270	31,443
Debtors under unsettled spot securities sales	4,483	34,841
Unsettled spot securities sales	3,831	16,529
Unsettled spot foreign exchange purchases	8,320	779
Creditors under unsettled spot foreign exchange purchases	5,941	791
Debtors under unsettled spot foreign exchange sales	213	1,168
Unsettled spot foreign exchange sales	2,877	1,163
Unsettled spot Government securities purchases	15,031	60,356
Creditors under unsettled spot Government securities purchases	14,681	60,088
Debtors under unsettled spot Government securities sales	16,748	61,629
Unsettled spot Government securities sales	17,269	61,903

NOTE 16—EQUITY INVESTMENTS IN CONTROLLED MAJORITY-OWNED SUBSIDIARIES

The following summarizes the investment in and related information of controlled majority-owned subsidiaries which are consolidated.

	Shares			Percentage participation
	Type	Quantity		Capital		Votes
		December 31,		December 31,		December 31,
Companies		2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. (1)	Common	—	305,506,745	—	100.0000	—	100.0000
Francés Valores Sociedad de Bolsa S.A	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía. Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	At March 18, 2004, the Bank sold its 100% interest in Banco Francés (Cayman) Limited (see Note 7)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 17—PREMISES AND EQUIPMENT AND OTHER ASSETS

17.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	At December 31,
Description		2004	2003
Land and buildings	50	451,190	461,581
Furniture and facilities	10	79,835	83,768
Machinery and equipment	5	59,431	121,246
Vehicles	5	3,877	3,573
Accumulated depreciation		(212,944)	(262,193)

Total		381,389	407,975

Depreciation expense was 34,727 and 51,935, at December 31, 2004 and 2003, respectively.

17.2.	Other assets

Other assets consisted of the following at December 31, 2004 and 2003:

	Estimated useful life (years)	At December 31,
Description		2004	2003
Rent assets	50	8,106	3,365
Works of art	—	983	983
Assets acquired for secure loans	50	13,767	775
Stationery and office supplies	—	985	1,195
Land and buildings not affected by banking activities	50	71,477	112,925
Vehicles to deliver for leasing		231	—

Total		95,549	119,243

Depreciation expense was 2,100 and 1,940, at December 31, 2004 and 2003, respectively.

NOTE 18—INTANGIBLE ASSETS

Goodwill

The breakdown of goodwill account as of December 31, 2004 and 2003, is as follows:

	At December 31,
Description	2004	2003
Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization of 34,206 at December 31, 2004	32,088	38,718

Depreciation expense on goodwill was 6,768 (included 138 for the purchase of FADISA by Atuel Fideicomisos S.A.) and 9,925 at December 31, 2004 and 2003, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Organization and development expenses

The breakdown of organization and development account as of December 31, 2004 and 2003, is as follows:

	At December 31,		Estimated useful life (years)
Description	2004	2003
Start-up expenses of Consolidar AFJP	38,365	59,691	11
Organization and development non – deductible expenses (1)	739,288	811,557	5
Computer software acquisition expenses and computer programs development expenses	19,736	26,830	5
Other intangible assets	39,504	47,637	5

Total	836,893	945,715

(1)	See Note 1.4

The variations in 2004 in intangible asset accounts were as follows:

2004
Balance at January 1, 2004	945,715
—Additions	147,700
—Decreases	10,261
—Period amortization	246,261

Balance at December 31, 2004	836,893

NOTE 19—OTHER ALLOWANCES

Other allowances deducted from assets or included in liabilities are as follows:

	At December 31,
Description	2004	2003
Deducted from assets
For government and private securities (1)	66,419	22,944
For other receivables from financial transactions (2)	12,796	104,717
For assets subject to financial leasing (2)	1,188	656
For investments in other companies (3)	11,711	15,778
For other receivables (4)	153,825	275,942

Total	245,939	420,037

Liabilities
Other loss contingencies (5)	261,784	443,238
Contingent commitments (6)	3,914	43,944

Total	265,698	487,182

(1)	Recorded to cover probable impairment risk arising out of government securities and in compliance with the Communication “A” 4084 of the BCRA.
(2)	Recorded in compliance with the provisions of Communication “A” 2950, as supplemented, of the BCRA, taking into account Note 4.4.5.
(3)	Recorded to cover probable impairment risk arising out of investments in other companies.
(4)	Recorded to cover probable uncollectibility risks arising out of other receivables principally related with the payments under protection actions on Mutual Funds and deferred tax asset (see Note 4.4.16).
(5)	Principally includes labor litigation amounting to 15,008 and 10,647 thousand at December 31, 2004 and 2003, respectively and customer and other third-party claims amounting to 246,776 and 432,591 at December 31, 2004 and 2003, respectively. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.
(6)	Allowance provided in accordance with BCRA rules to cover potential Contingent Commitments risks. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 20—OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – CENTRAL BANK OF THE ARGENTINE REPUBLIC

The Bank borrows funds under various credit facilities obtained from the Central Bank for specific purposes, as follows:

	At December 31,
Description	2004	2003
Short-term liabilities	266,109	113,086
Long-term liabilities	1,633,114	2,079,558

Total	1,899,223	2,192,644

At December 31, 2004 and 2003, accrued interests and other differences included on the above liabilities amounted to 139,440 and 142,781 respectively. During fiscal year 2004, interest rates for that liabilities varied from 2.00 % to 3.73 % per annum, and as of December 31, 2004 the interest rate was 3.73 % per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2006	252,019
2007	249,812
2008	180,577
2009	287,905
2010	410,457
As from 2010	252,344

Total	1,633,114

Long-term liabilities with the BCRA includes principally the advances received from the BCRA during the period March through July 2002.

NOTE 21—OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – BANKS AND INTERNATIONAL INSTITUTIONS AND FINANCING RECEIVED FROM FINANCIAL INSTITUTIONS

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	At December 31,
Description	2004	2003
Short-term liabilities
Other lines of credit from local and foreign banks	185,940	940,079

Total short-term liabilities	185,940	940,079

Long-term liabilities
Other lines of credit from local and foreign banks	69,940	256,476

Total long-term liabilities	69,940	256,476

Total	255,880	1,196,555

Accrued interests included on the above liabilities are 1,765 and 1,332, at December 31, 2004 and 2003 respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying consolidated balance sheets. Interest rates for long-term liabilities vary from 1.84% to 7.76% per annum.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2006	45,983
2007	7,971
2008	13,308
2009	2,678

Total	69,940

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

NOTE 22— TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

The balances as of December 31, 2004 and 2003, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2004	2003	2004	2003	2004	2003
BBVA	—	733,580	85,350	1,438,016	—	5,800
Consolidar A.R.T. S.A.	30	123	20,724	13,273	197,703	143,166
BBVA Consolidar Seguros S.A.	4	105	3,879	10,472	34,506	—
Rombo Cía. Financiera S.A.	22,934	122	293	1,175	—	—
Inversora Otar S.A.	—	2,274	95	235	326,004	376,560
Consolidar Salud S.A.	18	20	—	—	—	—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

The net income as of December 31, 2004, 2003 and 2002, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (2)
	2004	2003	2002
Income	2,404	1,269	2,480
Expenses	(9,743)	(14,761)	(17,477)

	(7,339)	(13,492)	(14,997)

(2)	All the concerted operations have been contracted according with market´s conditions.

NOTE 23—CORPORATE BONDS

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000. In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of December 31, 2004:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
US$1,000,000,000	03/31/1998	Subordinated	20,000,000	US$	100%	(1)	Semiannual	60,307	03/31/2005 (3)
US$1,000,000,000	11/26/2003	Non-subordinated	108,003,600	US$	100%	(2)	Semiannual	322,517	10/31/2008 (4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 150 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

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

NOTE 24—FINANCING FROM THE FIDUCIARY FUND FOR ASSISTENCE TO FINANCIAL AND INSURANCE INSTITUTIONS (FFAEFS)

24.1.	On November 22, 1996, the ex-BCA, later BBVA Banco Francés S.A., requested the Board of the FFAEFS for a US$60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

24.2.	On December 22, 1997, Corp Banca (CB), later BBVA Banco Francés S.A., executed with the FFAEFS a loan for consumption agreement in the amount of US$30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004. Such issuance took place on December 18, 1998.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Entities or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Entity has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

As the aforementioned resolution may be challenged before administrative and/or judicial authorities, the Bank is analyzing the strategy to be followed.

In this respect, if these liabilities were reconverted into US dollars, its effect would be compensate pursuant to the compensation mechanism applicable to financial institutions as referred to in Note 1.1. In any event, the resolution of this issue shall not imply an additional loss for the Bank.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

NOTE 25—BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currency are as follows:

	At December 31,
Description	2004	2003
Assets
Cash and due from Banks	609,487	741,240
Government and private securities	707,237	1,198,663
Loans	874,829	993,080
Other receivables from financial transactions	111,542	1,067,634
Assets subject to financial leasing	85	93
Investments in other companies	794	924
Other receivables	19,067	35,608
Suspense items	284	150

Total	2,323,325	4,037,392

Liabilities
Deposits	820,827	920,337
Other liabilities from financial transactions	707,837	2,109,969
Other liabilities	13,928	16,567
Subordinated Corporate Bonds	60,307	59,332
Suspense items	2,793	38
Other subsidiaries’ liabilities	—	6,694

Total	1,605,692	3,112,937

NOTE 26—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

26.1.	Due to the agreement mentioned in Note 24, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

26.2.	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. To this effect, it will be verified that:

•	The financial institution is not subject to sections 34 “Regularization and rationalization” and 35 bis “Restructuring of the institution to safeguard credit and bank deposits” of the Financial Institutions Law.

•	It has no financial assistance due to the BCRA.

•	Its liquidity and solvency are not affected as a result of the distribution of earnings.

26.3.	As mentioned in Note 4.4.2., BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

NOTE 27—STOCKHOLDERS’ EQUITY

27.1.	Capital increase

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank’s capital increase in the amount of up to 385,000 face value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions, which in turn were sub-delegated to a body of Delegates appointed to such effect.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

On June 11, 2004, the Bank filed with the Buenos Aires Stock Exchange and the National Securities Commission, an application for public offering of shares to be sold through subscription (chapter VI Rules of the National Securities Commission, General Resolution No. 368/01).

The public offering of 103,232,874 ordinary shares of $1,00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, according to what was established by the Board of Directors´ Meeting held on June 10, 2004, and the Meeting of Sub-delegates appointed by the Board of Directors´ Meeting of October 5, 2004, was authorized by Resolution N. 14.917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares was authorized by the Buenos Aires Stock Exchange on October 7, 2004. It was stated that the preferential subscription period began on October 18, 2004 and ended on November 17, 2004.

On November 2, 2004 Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) has subscribed 65,326,744 New Shares. The integration of the amount of $230,603,406.32 corresponding to the New Shares is carried out by the capitalization of BBVA by means of a loan amounting to U$S 77,701,464.68 plus interests up to November 2, 2004 inclusive, for U$S 21,288.07.

On November 19, 2004 the subscription procedure came to an end. An aggregate of 103,232,874 new shares was issued for a paid-in amount of pesos 364,412,045.22, which resulted in an additional paid-in capital of pesos 261,179,171.12.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Total (in thousands)
Capital Stock as of December 31, 1998:	186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	Pending	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

27.2.	Authorized and issued shares

The capital stock of the Bank consists of 471,361,306 Ordinary Shares, par value Ps. 1.00 each, all of which are issued and available to stockholders. At July 1, 1992, there were 58,099,410 Ordinary Shares, par value Ps. 1.00 each. Following a stock distribution and a share subscription in September 1993, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 34,859,700 Ordinary Shares and by 18,539,914 Ordinary Shares, respectively. Furthermore, following stock distributions in September 1995 and October 1996, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 16,724,854 and 19,233,582 Ordinary Shares, respectively. At March 1998, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 25,000,000 and 14,174,432, respectively, as a result of the issuance of common stock originated by share subscription and by the exchange share rate by merger with BCA, for a total of 186,631,892 Ordinary Shares, par value Ps. 1.00 each. In April 1999, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 23.000.000 as a result of the issuance of common stock by a share subscription. In August 2002, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 158,496,540 as a result of the issuance of common stock by a share subscription. Finally, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 103,232,874 as a result of the issuance of common stock above mentioned.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

27.3.	Non capitalized contributions—Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the consolidated statement of changes in stockholders´ equity represents:

a)	The balance of the surplus of the 1981 technical valuation of properties of the Bank, which is available to absorb losses on the disposal or devaluation of such properties restated as mentioned in Note 4.2.

b)	The inflation adjustment related to capital stock at the beginning of each year, restated as mentioned in Note 4.2. Capital stock maintains its nominal (par) value at each balance sheet date.

c)	The inflation adjustment related to the increase in capital stock restated as mentioned in Note 4.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each year.

The composition of “Adjustments to stockholders’ equity” is as follows:

	At December 31,
	2004	2003
Adjustment to equity fund appraisal revaluation	41,285	41,285
Adjustments to Capital Stock (Included Issuance Premiums)	728,619	728,619

Total	769,904	769,904

27.4.	Issuance Premiums

As of August 2002 due to the issuance of 158,496,540 shares subscription in (value Ps. 1 per share), at Ps. 3,59 each, the Bank received 590,996 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account. Finally, due to the issuance of 103,232,874 shares subscription in April 2004 (value Ps. 1 per share), as above mentioned, at Ps. 3,53 each, the Bank received 261,179 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account.

NOTE 28—MINIMUM CAPITAL REQUIREMENTS

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2004 and 2003 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA regulations, are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital
December 31, 2004	466,595	1,656,396	1,189,801
December 31, 2003	462,583	1,741,989	1,279,406

NOTE 29—COMPLIANCE WITH CNV REQUIREMENTS

29.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2004, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

29.2.	Mutual Fund custodian

As of December 31, 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in custody in the amount of 423,568, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” and “FBA Internacional”, the Bank held certificates of deposits, shares, corporate bonds, government securities and warranties in custody in the amount of 296,252, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

NOTE 30—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

NOTE 31—EARNINGS PER SHARE

Earnings per share for the fiscal years ended December 31, 2004, 2003 and 2002, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

NOTE 32—EMPLOYEE BENEFIT PLANS

The Bank does not maintain pension plans for its personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

These expenses aggregated 28,841, 24,784 and 25,199 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

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

	As of December 31, 2004
	Banking Financial
	BBVA Banco Francés S.A. (3)	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets	14,201,307	98,603	29,203	14,329,113	312,003	1,545,700	(218,732)	15,968,084
Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income and other income	675,395	14,191	1,340	690,926	245,905	514,406	(136,887)	1,314,350
Total income (1)	1,626,981	38,106	2,591	1,667,678	281,717	663,106	(143,326)	2,469,175
Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful loans	(49,464)	(2,260)	(278)	(52,002)	—	—	—	(52,002)
Operating expenses	(478,647)	(26,907)	(2,018)	(507,572)	(133,296)	(44,143)	1,103	(683,908)
Other expenses	(746,669)	(5,495)	(299)	(752,463)	(140,809)	(588,873)	135,784	(1,346,361)
Total expenses (2)	(1,735,794)	(36,389)	(2,659)	(1,774,842)	(275,747)	(633,368)	143,326	(2,540,631)
Loss on minority interest in subsidiaries	(7)	(779)	463	(323)	(2,753)	(10,140)	—	(13,216)
Total net income (loss)	(108,820)	938	395	(107,487)	3,217	19,598	—	(84,672)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	As of December 31, 2003
	Banking Financial
	BBVA Banco Francés S.A. (4)	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets (3)	12,248,751	2,506,379	54,992	11,846	14,821,968	298,830	1,332,924	(131,120)	16,322,602
Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income and other income (3)	1,094,228	89,612	22,230	147	1,206,217	186,902	342,025	(82,995)	1,652,149
Total income (1)	2,257,409	652,680	32,858	747	2,943,694	233,482	460,236	(102,027)	3,535,385
Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Allowances for doubtful loans	(73,203)	—	(4,164)	(139)	(77,506)	—	—	—	(77,506)
Operating expenses	(509,179)	(6,155)	(23,165)	(1,713)	(540,212)	(105,906)	(35,655)	652	(681,121)
Other expenses (3)	(997,315)	(2,985)	(5,114)	(284)	(1,005,698)	(95,052)	(395,264)	82,343	(1,413,671)
Total expenses (2)	(2,761,528)	(478,024)	(42,983)	(3,845)	(3,286,380)	(213,883)	(485,355)	102,027	(3,883,591)
Gain on minority interest in subsidiaries (3)	—	—	3,027	1,812	4,839	(8,065)	8,042	—	4,816
Net monetary loss	1,548	—	(100)	(195)	1,253	(2,099)	(245)	—	(1,091)
Total net income (loss)	(502,571)	174,656	(7,198)	(1,481)	(336,594)	9,435	(17,322)	—	(344.481)

	As of December 31, 2002
	Banking Financial
	BBVA Banco Francés S.A. (4)	Banco Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total
Total assets (3)	13,089,260	1,676,412	98,850	14,864,522	299,463	1,177,173	(219,452)	16,121,706
Financial income	4,781,803	438,666	53,138	5,273,607	163,690	285,094	(58,117)	5,664,274
Service charge income and other income (3)	878,082	7,879	17,515	903,476	203,406	268,702	(51,610)	1,323,974
Total income (1)	5,659,885	446,545	70,653	6,177,083	367,096	553,796	(109,727)	6,988,248
Financial expenses	(3,486,671)	(1,067,563)	(4,161)	(4,558,395)	(85,116)	(27,031)	58,117	(4,612,425)
Allowances for doubtful loans	(596,499)	(27,602)	(31,294)	(655,395)	—	—	—	(655,395)
Operating expenses	(672,252)	(3,793)	(41,176)	(717,221)	(126,433)	(26,180)	646	(869,188)
Other expenses (3)	(1,323,532)	(184,428)	(7,487)	(1,515,447)	(85,857)	(120,115)	50,964	(1,670,455)
Total expenses (2)	(6,078,954)	(1,283,386)	(84,118)	(7,446,458)	(297,406)	(173,326)	109,727	(7,807,463)
Gain on minority interest in subsidiaries (3)	—	—	37,823	37,823	33,264	(11,018)	—	60,069
Net monetary loss	(17,992)	—	(74,265)	(92,257)	(113,570)	(410,648)	—	(616,475)
Total net income (loss)	(437,061)	(836,841)	(49,907)	(1,323,809)	(10,616)	(41,196)	—	(1,375,621)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements.
(4)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 13, the bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. For the years ended December 31, 2004, 2003 and 2002, the Bank recorded, under BCRA rules, income from secured loans (Decree 1387/01), including CER accrual, of 508,612, 441,162 and 1,837,890, respectively. In addition, for the years ended December 31, 2004, 2003 and 2002, the Bank recorded net income from government securities of 162,386; 179,667 and 86,481, respectively.

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

	Year ended December 31,
	2004	2003 (1)	2002 (1)
Consolidated Income Statements
Interest and fees on loans	887,998	776,051	4,086,772
Dividends on investment securities	214	—	674
Interest on investment securities	3,513	90,588	78,289
Trading account interest	180,161	166,116	6,419

Total interest income	1,071,886	1,032,755	4,172,154

Interest on deposits	316,082	537,903	2,735,893
Interest on short-tern borrowings	92,835	194,140	763,713
Interest on long-term debt	3,856	4,253	32,116

Total interest expense	412,773	736,296	3,531,722

Net interest income	659,113	296,459	640,432

Provision for loan losses	52,002	77,506	1,616,519

Net interest gain / (loss) after provision for loan losses	607,111	218,953	(976,087)

Service charges on deposit accounts	125,877	106,470	138,748
Credit card service charges and fees	66,837	53,303	77,426
Fees on securities activities	9,152	7,297	8,252
Other commissions	380,792	286,664	328,278
Income from investment in equity securities	20,119	2,174	—
Premium on forward sales and purchases of foreign exchange net	—	—	116,623
Foreign currency gains net	76,943	—	1,338,116
Minority interest in subsidiaries—gain	—	4,816	7,406
Other	716,890	1,190,694	825,111

Total other income	1,396,610	1,651,418	2,839,960

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	Year ended December 31,
	2004	2003 (1)	2002 (1)
Consolidated Expenses Statements
Commissions	33,092	33,376	36,337
Personnel expenses	329,811	299,417	362,733
Fees and external administrative services	39,056	38,481	47,161
Depreciation of bank premises and equipment and other fixed assets	36,827	54,061	62,890
Business travel and development	10,981	10,945	12,165
Utilities	20,569	22,915	32,247
Advertising and promotion	27,266	19,305	20,319
Contributions and taxes	95,064	75,075	96,184
Maintenance and repairs	23,656	22,654	26,551
Amortization of Goodwill	6,768	9,925	75,391
Provision for loss contingencies	351,542	574,932	1,341,750
Deferred income tax	—	35,401	321,723
Foreign currency loss net	—	65,820	—
Loss on disposal of fixed and other assets	12,432	10,511	—
Minority interest in subsidiaries—loss	13,216	—	—
Loss from effect of inflation on banking assets and liabilities	—	1,015	619,594
Other	984,608	727,351	134,361

Total other expenses	1,984,888	2,001,184	3,189,406

Income before income tax and tax on minimum presume income expenses	18,833	(130,813)	(1,325,533)

Income tax and tax on minimum presume income expenses (see Note 4.4.16)	103,505	213,668	50,088

Net (loss) / gain	(84,672)	(344,481)	(1,375,621)

Net (loss) / gain per Ordinary Share	(0.22)	(0.94)	(4.76)

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Central Bank rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depicts the Bank’s consolidated balance sheets at December 31, 2004 and 2003 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	At December 31,
	2004	2003 (1)
ASSETS
Cash and due from banks	456,802	576,247
Interest bearing deposits in other banks	1,356,640	1,073,403
Forward purchases and under reverse repurchase agreements	—	597,303
Unsettled spot purchases	34,192	74,385
Debtors under forward sales and under reverse repurchase agreements	359,341	29,686
Debtors under unsettled spot sales	21,455	97,638
Trading account assets	1,734,046	1,858,405
Investments securities	790,442	1,220,039
Loans	9,471,416	8,785,429
Allowance for loan losses	(202,693)	(459,573)
Premises and equipment	381,389	407,975
Intangible assets	868,981	984,433
Other assets	696,073	1,077,232

Total assets	15,968,084	16,322,602

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits	7,674,122	6,808,227
Non interest bearing deposits	1,319,658	1,042,092
Creditors under forward purchases and under reverse repurchase agreements	—	346,867
Creditors under unsettled spot purchases	31,892	92,322
Forward sales and under repurchase agreements	399,074	30,375
Unsettled spot sales	23,977	79,595
Other short-term borrowings	890,571	1,628,755
Other liabilities	1,588,310	1,397,976
Long-term debt	1,984,052	2,711,438
Commitments and contingent liabilities	265,698	487,182
Minority Interest in subsidiaries	172,278	159,061
Common Stock	471,361	368,128
Non-capitalized contributions	1,195,390	934,211
Other stockholders’ equity	(48,299)	236,373

Total liabilities and stockholders’ equity	15,968,084	16,322,602

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

a) Derivatives

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

•	Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index. As December 31, 2004, 2003 and 2002 the bank does not have outstanding options.

•	Futures and Forwards: they are agreements to deliver or take delivery of a specified rate, price or index applied against the underlying asset or financial instrument, at a specific date. Futures are exchange traded at standardized amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the Bank in securities/foreign exchange as forward agreements.

Pursuant to BCRA regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying consolidated balance sheets and they have been valued as mentioned in Note 4.4.9.

The notional contractual amount of these instruments represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2004 and 2003, the Bank entered into forward contracts for trading and hedging purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 15. The following table shows at December 31, 2004 and 2003 the notional value forward transactions divided between hedging and trading (all transactions are due in one year or less):

	At December 31, 2004			At December 31, 2003
	Hedging	Trading	Total	Hedging	Trading	Total
Forward sales and purchases of foreign exchange	47,534	—	47,534	3,594	—	3,594
Forward sales and purchases of government and private securities	—	—	—	—	66,814	66,814

b) Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

A summary of credit exposure related to these items is shown below (*):

	At December 31,
	2004	2003
Credit lines granted (unused portion) cover by debtor classification	272,854	170,021
Foreign trade acceptances and standby letters of credit	109,704	132,590
Guarantees granted	219,798	293,891

(*)	A significant portion of the Bank’s guarantees as of December 31, 2004 and 2003, have a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	At December 31,
	2004	2003
Self-liquidating counter guarantees	96,725	43,949
Preferred counter guarantees	127	216

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	At December 31,
	2004	2003
Checks drawn on the Bank pending clearing	105,565	90,036
Checks drawn against other Banks	173,837	124,059
Drafts and notes for collection	461,424	376,486

c) Trust activities

c.1) Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2004, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 6,141 and 4,617, respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

•	Banco Francés Trust: created by contract dated May 12, 2000, signed between Atuel Fideicomisos S.A., and BBVA Banco Francés S.A., as Trustor and Beneficiary. As from 1 January 2002, by assignment made by BBVA Banco Francés S.A., the beneficiary of the certificate of interest is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

•	Diagonal Trust: created by contract dated January 5, 2001, signed between Mercobank S.A as settle, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financing entities and Seguro de Depósitos S.A. as Beneficiaries.

Atuel Fideicomisos S.A. will act as liquidator and collection manager of the assets under trust, and will be accountable to the beneficiary for all monthly amounts obtained as a consequence of the above-mentioned liquidation and collection.

c.2) Non Financial Trusts

BF acts as trustee in 53 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. As of December 31, 2004, the trust assets represent about $ 4,135 million and consist of cash, creditors’ rights, real estate and shares.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed in November 1995 even when it was first notified by the Federal State on the aforesaid date.

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

NOTE 37—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA rules followed in the preparation of the Bank’s financial statements and those applicable in the United States under generally accepted accounting principles (“US GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA´s rules, the Bank’s financial statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in Note 4.2. Accordingly, the accounting measurements for the year ended December 31, 2002 was restated following the method described in Note 4.1. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA rules has not been reversed in the reconciliation to US. GAAP.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.1.	Income taxes

As explained in Note 4.4.16. the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criteria is in accordance with US GAAP, based on SFAS Nº 109, “Accounting for Income Taxes”.

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	Year ended December 31,
Description	2004	2003	2002
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	527,041	(15,143)	(411,655)
Tax exempt income	(481,802)	(203,105)	(262,263)
Nondeductible items	233,323	278,526	946,592
Other, net	22,765	(97,853)	64,547

Income tax computed in accordance with U.S. GAAP	301,327	(37,575)	337,221

Initial adjustments to net deferred tax assets	(218,651)	—	—

Income tax computed in accordance with BCRA rules	67,497	206,959	(220,260)

Adjustments to reconcile income tax (benefit) to US GAAP	15,179	(244,534)	557,481

(Recover) Charge of allowances on deferred tax assets	(465,523)	(147,922)	1,446,538

The tax exempt income adjustment noted above principally relates to gains generated by equity investment, which were not subject to income tax (61,848 and 64,700 for the year ended December 31, 2004 and 2003 respectively), to the exemption established during the public debt swap transaction mentioned in Note 1.2, by which the income generated by the Guaranteed Loans received were exempt in the income tax (162,104, 30,955 and 274,362 for the years ended December 31,2004, 2003 and 2002 respectively), the write off of the relevant asset generated by the application of the CVS index instead CER mentioned in Note 1.6. (49,371 for the year ended December 31, 2004) and other net effects.

The nondeductible items noted above principally relates to:

•	The effect of the conversion into pesos and the adjustment through the CER, over the difference between book value under US GAAP and face value of Federal Government loans carried by the Bank and domestic subsidiaries which were not deductible from income tax (233,323, 190,967 and 150,032 for the years ended December 31, 2004, 2003 and 2002 respectively).

•	The effects of the inflation, which were not deductible from income taxes (22,635 and 314,975 for the years ended December 31, 2003 and 2002 respectively).

Other includes other net effects, and tax exempt income and non deductible items arising from Consolidated Subsidiaries.

SFAS 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2001, as a result of the deteriorating economic and financial situation in Argentina, a valuation allowance of 339,581 was recorded to reserve for the Bank’s operating loss carry forwards because management believed that it was more likely than not that these assets would not be recovered. During 2002, it became apparent to management that the economic crisis was more severe and the economic recovery in Argentina was further off than originally anticipated. Accordingly, the Bank provided a further valuation allowance of Ps.1,638,197 and Ps.1,786,119 in order to fully reserve for its remaining unreserved net deferred tax assets as of December 31, 2003 and 2002 respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

As of December 31, 2004, a favorable evolution in the Argentine economy has been recorded. Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided a valuation allowance of 1,172,674.

Deferred tax assets (liabilities) are summarized as follows:

	At December 31,
Description	2004	2003	2002
Deferred tax assets:

Government and private securities valuation	34,437	174,330	204,367
Loans	163,042	495,515	754,673
Loan origination fees	7,379	4,188	7,653
Intangible assets	167	—	—
Investment in other companies	—	74,297	—
Other liabilities	32,279	12,715	11,703
Allowance for loss contingencies	561,120	584,540	412,761
Reserves from insurance activities	7,544	—	—
Foreign exchange difference	—	18,802	—
Net operating loss	914,384	474,232	435,222
Others	2,811	—	—

	1,723,163	1,838,619	1,826,379

Deferred tax liabilities:

Foreign exchange difference	(10,134)	—	(22,565)
Property, equipment and miscellaneous assets	(2,120)	(10,178)	(12,024)
Intangible assets	—	(4,495)	(4,400)
Others	—	(252)	(1,271)

	(12,254)	(14,925)	(40,260)

Net deferred tax asset under US GAAP	1,710,909	1,823,694	1,786,119

Net deferred tax asset in accordance with BCRA rules	118,000	185,497	392,456

Adjustment to reconcile net deferred tax assets / liabilities to US GAAP	1,592,909	1,638,197	1,393,663

Allowances on deferred tax assets in accordance with BCRA rules	(118,000)	(185,497)	—

Adjustment to reconcile Allowances on deferred tax assets to US GAAP	(1,172,674)	(1,638,197)	(1,786,119)

The nature of deferred tax asset or liability of the most significant components are described as follows:

•	Government and private securities: as mentioned in Note 37.5 all unlisted government and private securities and those with non representative valuation, were adjusted at fair value, thus causing a decrease in their accounting value, which does not comply with the conditions required for them to be tax-deductible in the years ended December 31, 2004, 2003 and 2002.

•	Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This differing principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Notes 37.4.4), which, as mentioned above, does not comply with the indicators required to be tax-deductible and the difference between book value under US GAAP and the face value of Federal Government loans received for the sale of Banco Francés (Cayman) Limited (see Note 1.8.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

•	Property, Equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated as explained in Note 4.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

•	Intangible assets: under tax criteria, the amortization of these assets is determined by the full-year-of-addition method, whereas accounting criteria contemplate the calculation of amortization on the basis of the months of useful life elapsed from addition through valuation date.

•	Investments in other companies: the accounting value of participations in controlled companies is determined by applying the equity method. In terms of the Income Tax Law, the results generated by the above-mentioned companies will only be subject to the tax when dividends are collected.

•	Other liabilities: deferred assets/liabilities result from differences in the accounting and tax criteria used to assess expense accruals such as accrual for dismissals calculation.

•	Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

•	Foreign exchange difference: In fiscal years ended December 31, 2004, 2003 and 2002, on valuing the assets in foreign currency, the bank converted such an amounts at the benchmark exchange rate of the BCRA. The income tax law requires Banco Nación buying exchange rate. On fiscal year ended December 31, 2001, the effect generated by the foreign exchange difference resulting from the Argentine peso devaluation booked in the year ended December 31, 2001, according to BCRA rules, which are consistent in this respect with US GAAP, may be deducted from taxes in the next five fiscal years as from the fiscal year commenced on January 1, 2002.

As of December 31, 2004, the Bank (on individual basis) carries accumulated tax loss carry forwards of 914,384 that will mature as follows:

Amount
2006	178,480
2007	479,282
2008	210,779
2009	45,843

The adjustments required in order to reconcile assets and liabilities with the US GAAP, as detailed in the following notes, are shown without considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 420,235 as of December 31, 2004 and to decrease by 392,456 as of December 31, 2002. In addition, income would be increased by 426,208 and 392,456 as of December 31, 2004 and 2003 respectively and would be decreased by 2,004,019 as of December 31, 2002.

Tax on minimum presumed income

As mentioned in Note 4.4.16., the Bank, as requested by the BCRA, did not record an asset for the credit for tax on minimum presumed income. As of December 31, 2004, 2003 and 2002 this asset should be recorded under US GAAP.

As of December 31, 2003, a valuation allowance was provided to reserve the amount recorded, in view of the deteriorating economic situation in Argentina and the cumulative tax loss for the preceding years in the bank. As previously mentioned, several events arose after the closing of the year ended December 31, 2004 that improved the forecast of the Argentine economy and the development of future operations in the bank. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, the valuation allowance should be reversed in accordance with US GAAP.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Had US GAAP been applied, and as a result of the adjustment to earnings of prior years booked by the Bank under BCRA’s rules, the Banks assets would be increased by 93,634, 3,992 and 45,930 as of December 31, 2004, 2003 and 2002. On the other hand, the bank´s net income would be increased by 89,642 and 27,359 for the years ended December 31, 2004 and 2002 respectively, and would be decreased by 41,938 for the year ended December 31, 2003.

As of December 31, 2004, the Bank (on individual basis) carries accumulated tax on minimum presumed income credits for 93,634 that will mature as follows:

2011	17,115
2012	25,400
2013	24,119
2014	27,000

37.2.	Loan origination fees

The Bank recognizes fees on credit card loans, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP under SFAS Nº 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 20,781, 11,083 and 30,365 at December 31, 2004, 2003 and 2002, respectively. On the other hand, income for the year ended December 31, 2004 would be decreased by 9,698 and for the years ended December 31, 2003 and 2002would be increased by 19,282 and 2,253 respectively.

37.3.	Intangible assets

The Bank amortizes software development expenses (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US. GAAP, in accordance to the Statement of Position 98-1, requires that part of such expenses be charged off to income when incurred, depending on their characteristics.

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 34,585, 49,147 and 58,948 at December 31, 2004, 2003 and 2002, respectively. In addition income would be increased by 14,562, 9,801 and 10,864 for the years then ended, respectively.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 37.4.1, 37.4.2, 37.4.3 and 37.4.4.

The following table discloses the amounts required by SFAS 114, as of December 31, 2004, 2003 and 2002:

	Fiscal year ended December 31,
	2004	2003	2002
—Total amount of loans considered as impaired	1,068,695	1,855,435	3,699,705
Amount of loans considered as impaired for which there is a related allowance for credit losses	1,068,695	1,820,799	3,593,579
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	34,636	106,126
—Reserves allocated to impaired loans	363,685	753,729	1,518,146
—Average balance of impaired loans during the fiscal year	1,201,999	2,009,021	3,474,209

Under US GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance at the beginning of the fiscal year	799,011	1,772,176	2,437,877
Provision for loan losses	24,908	328,823	1,277,308
Charge-offs	(483,517)	(1,290,552)	(403,773)
Monetary gain generated on allowances	—	(11,436)	(1,539,236)

Balance at the end of the fiscal year	340,402	799,011	1,772,176

37.4.1.	Interest recognition—non accrual loans

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Had US GAAP been applied, the Bank’s assets would be increased by 37,601 and decreased by 10,830 at December 31, 2004 and 2003 respectively. On the other hand, the income would be increased by 48,431 and decreased by 10,830 at December 31, 2004 and 2003 respectively. Management believes that such adjustment is not material at December 31, 2002.

37.4.3.	Loans—Non financial Federal Governmental Sector

As mentioned in Note 1.2., during the fiscal year ended December 31, 2001, and pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

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

As of December 31, 2004, 2003 and 2002 the values calculated as mentioned in the above paragraph were converted into pesos as explained in Note 1.2. The income for the years then ended reflects mainly the interest accretion, allowances recovery recorded under BCRA rules (loss), and the effect of the incorporation of new secured loans (loss).

The effects of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 1,821,800, 2,005,492 and 1,716,493 at December 31, 2004, 2003 and 2002 respectively. On the other hand, the income for the year ended December 31,2004 would be increased by 183,692 and the income for the years ended December 31, 2003 and 2002 would be decreased by 288,999 and 95,060 respectively. Additionally, see Note 37.18.

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

Thus, on February 27, 2002, the Federal and Provincial Governments signed an agreement on the financial relationship and basis of a federal tax revenue sharing system which, among other issues, established that the Provincial Governments may request from Federal Government to renegotiate provincial public debts; such debts could thus be reprogrammed under the guidelines to which the federal governmental debt is subject.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

Considering the issues mentioned above, an impairment does affect such credit facilities and a loss must therefore be recorded according to US GAAP for the difference between their accounting value and the expected value of their future cash flows.

The effects of adjustments required to state these amounts in accordance with US GAAP would be decreased assets by 175,310, 328,608 and 709,664 at December 31, 2004, 2003 and 2002 respectively. On the other hand, income for the years ended December 31, 2004, 2003 and 2002 would be increased by 153,298, 381,056—effect of recovering of allowances for loans losses of 375,837 and a monetary gain from these allowances by 5,219 (inflation effect)—and 446,781 respectively. It should be noted that the increase in the income for the year ended December 31, 2003 is originated in the above – mentioned swap (see additionally Note 37.5.2, decreased in the income for the same year).

37.5.	Government and private securities valuation

37.5.1.	Government securities—Available for sale

At December 31, 2003 as mentioned in Notes 1.2. and 37.4.4. the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210.

According to US GAAP, the Bank decided to classify Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, SFAS N°115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. This valuation criteria differ from BCRA rules, as described in Note 4.4.2.

Had US GAAP been applied, the Bank’s assets would be decreased 460,087, 821,375 and 442,913 at December 31, 2004, 2003 and 2002, respectively.

On the other hand, the income for the year ended December 31, 2004 would be increased by 167,307 (which reflects losses recorded under BCRA rules for 104,089 and fair value increasing of 63,218) and the income for the year ended December 31, 2003 and 2002 would be decreased by 378,462 and 433,338, respectively. Additionally, see Note 37.18.

The amortized cost and fair value of Government Securities available for sale as of December 31, 2004 are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value	Number of Positions
Government Securities	500,383	86,026	586,409	3

37.5.2.	Government and private securities—Trading Account

Under US GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (See Note 4.4.2). Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value the securities for accounting purposes.

Had US GAAP been applied, the Banks assets would be decreased by 7,922, 372,245 and 914,988 at December 31, 2004, 2003 and 2002, respectively. On the other hand, the income for the year ended December 31, 2004 and 2003 would be increased by 364,323 (which reflects losses recorded under BCRA rules for 342,679 and fair value increasing of 21,644) and 542,743, respectively and the income for the year ended December 31, 2002 would be decreased by 799,692.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.6.	Gain contingencies

I) Constitutional protection actions

At December 31, 2003 and 2002, as described in Note 1.4., the Bank recorded an asset for the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments as from April 2003.

SFAS Nº 5 “ Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 739,289, 811,557 and 395,113 at December 31, 2004, 2003 and 2002 respectively. On the other hand the income for the year ended December 31, 2004 would be increased by 72,268, and for the years ended December 31, 2003 and 2002 would be decreased by 416,444 and 395,113 respectively.

At December 31, 2003 and 2002, the Bank has recorded as an asset the difference generated by the CVS coefficient application instead of the CER. As described in Note 1.6., on June 2004 the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior year. This adjustment has not had impact under U.S. GAAP because this asset was not recognized under those policies.

II) Credilogros Compañía Financiera S.A.

At December 31, 2002 the subsidiary Credilogros Compañía Financiera S.A. has presented different notes to the BCRA and to the Ministry of Economy requesting the compensation mentioned in Note 1.1. generated by their negative position in foreign currency as of December 31, 2001, calculated on the basis of certain interpretation which were different from the existing regulations. In consequence, the Entity has activated the amounts that would arise from the eventual compensation.

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

At December 31, 2004, 2003 and 2002, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would be increased by 558, 1,458 and 1,727 at December 31, 2004, 2003 and 2002, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Central Bank rules. Under US GAAP, such investments, which are non-marketable securities, would have been valued at cost. Had US GAAP been applied, the Bank’s assets would be would be decreased by 13,400, 10,029 and 6,825 at December 31, 2004, 2003 and 2002, respectively.

On the other hand, the income for the years ended December 31, 2004 and 2003 would be decreased by 4,271 and 3,473, respectively, and would be increased by 2,345 for the year ended December 31, 2002 due to the effect of the differences mentioned in the preceding paragraphs.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

The functional currency of Banco Francés (Cayman) Ltd. is the US$. Under U.S. GAAP its financial statements should be translated into Pesos at the current rate for assets and liabilities and at the average exchange rate for its results of operations.

The Bank, under Central Bank rules, has translated the assets, liabilities and results amounts of Banco Francés (Cayman) Ltd. at the applicable fiscal year-end exchange rate (see Note 4.3). Had U.S. GAAP been applied, the Bank’s income for fiscal year ended December 31, 2003 would be increased by 159,677 and would be decreased by 317,122 for the year ended December 31, 2002. The comprehensive income for that years would be decreased / increased for such amounts.

In the fiscal year ended December 31, 2004, this subsidiary was sold. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004 by 143,371. Under U.S.GAAP, the effect of the sale was not material to the Bank´s consolidated income statement.

37.9.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would be increased by 36,073, 33,586 and 32,074 at December 31, 2004, 2003 and 2002, respectively. In addition, the income for the years ended December 31, 2004 and 2003 would be decreased by 2,487 and 1,512, respectively, and would be increased for the year ended December 31, 2002 by 45,054.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately 740,826 and 590,581 at December 31, 2004 and 2003, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 34).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 53,347 and 224,388 at December 31, 2004 and 2003, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 34).

37.12.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders´ equity” to the extent of the original revaluation. Under U.S. GAAP, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2004, 2003 and 2002. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

37.13.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 109,704 and 132,590 at December 31, 2004 and 2003, respectively.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

In the opinion of the management, the effect of such adjustment is not material at December 31, 2004 and 2003. Income for the year ended December 31, 2002 would be increased by 57.

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

The income for the year ended December 31,2002 would be increased by 1,420. In the opinion of the management, the effect of such adjustment is not material at December 31, 2004 and 2003.

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

•	Listed—Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2004 and 2003.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

•	Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2004 and 2003.

Other receivables from financial transactions

•	Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2004 and 2003 of the securities to be received after the fiscal year-end.

•	Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

•	Compensation to financial institutions for the effects of devaluation and conversion into pesos to be received: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2003.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2004 and 2003, (almost 100% considering the contractual terms in effect as of such date), have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Advances requested from the BCRA

Fair value is estimated by discounting future cash flows of the Federal Government Guaranteed Loans—Decree No. 1387/01, given in guarantee to the BCRA.

Non-subordinated and subordinated corporate bonds

As of December 31, 2004 and 2003, non-subordinated and subordinated corporate bonds have a remaining maturity of under one year and/or with variable rates, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 35);

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2004 and 2003 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2004 and 2003:

	At December 31,
	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	1,666,617	1,666,617	1,639,154	1,639,154
Government and private securities (1)	2,476,948	1,999,718	3,042,451	2,178,809
Loans (2)	9,268,723	8,182,892	8,336,352	5,874,316
Other receivables from financial transactions	975,241	971,853	1,611,034	1,048,139
Assets subject to financial leasing	58,576	58,576	16,695	16,695
Investments in other companies	47,540	47,540	42,630	42,630

	14,493,645	12,927,196	14,688,316	10,799,743

Financial liabilities
Deposits	8,993,780	8,993,780	8,078,216	8,078,216
Other liabilities from financial transactions	3,274,387	3,080,458	4,592,484	3,789,510
Subordinated Corporate Bonds	60,307	68,077	68,077	68,077

	12,328,474	12,142,315	12,738,777	11,935,803

(1)	Includes the effect described in Note 37.5
(2)	Includes the effects described in Notes 37.4.2., 37.4.3. and 37.4.4

37.17.	Goodwill

•	On May 4, 1998, the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with nominal value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with US GAAP would be increased assets by 254,882 at December 31, 2004, 2003 and 2002.

•	On May 13, 1999, BBVA (majority owner of BF) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120 month-period). Under US GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had US GAAP been applied, the Bank’s assets would be increased by 22,607, 15,977 and 9,349 thousand at December 31, 2004, 2003 and 2002, respectively. Additionally, the income would be increased by 6,630, 6,628 and 6,628 for the years ended December 31, 2004, 2003 and 2002.

•	SFAS 142 requires, effective January 1, 2002, that goodwill are no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the US GAAP goodwill. Had US GAAP been applied, the Bank’s assets would be decreased by 309,577, 309,577 and 312,874 as of December 31, 2004, 2003 and 2002 respectively. On the other hand, the income for the year ended December 31, 2003 and 2002 would be increased by 3,297 and 56,523 respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

During the fiscal year ended December 31, 2002, as mentioned in Note 1.3., the Bank’s customers opted to swap their rescheduled deposits into bonds. For the mentioned bonds subscription, the Bank swapped Federal Government secured loans and Argentine Federal Government 9% Bonds, which had US GAAP carrying values below the carrying value of the extinguished deposits, thus generating in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2002 of 253,081.

In addition, on April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with US GAAP, gains on extinguishments of deposits liabilities for the fiscal year ended December 31, 2003 of 104,337, thus generating an increasing of the Bank’s assets by that amount as of December 31, 2003 and a decreasing in the income for the fiscal year ended December 31, 2004.

In August, 2004, the Bank swapped Secured Bonds due in 2018 in the framework of Swap II of Deposits for Government Bonds. This swap generated, in accordance with US GAAP, gains on extinguishments of deposit liabilities in the income for the year ended December, 31 2004 for 107,955.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

Had US GAAP been applied the income for the year ended at December 31, 2002, would be increased by 1,221,353.

Additionally, the Bank booked in the Stockholder’s equity the gain resulting from the difference between the stockholder’s equity as of December 31, 2001 and the stockholders´ equity resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 pesos to each US dollar. Under US GAAP that amount should be charged to income. Had U.S. GAAP been applied, the Bank’s income for the year ended December 31, 2002 would be increased by 430,282.

As a result of the absorption made during the year ended December 31, 2004, as described in Note 7, the income for the year then ended would be decreased by 200,000.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would be increased liabilities by 36,783 and 41,357 at December 31, 2004 and 2003 respectively. On the other hand, income for the year ended December 31, 2004 would be increased by 4,574 and would be decreased by 41,357 for the year ended December 31, 2003.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.25	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would be required if U.S. GAAP had been applied instead of Central Bank rules:

	Consolidated Net Income Years ended December 31,
	Ref.	2004	2003		2002
Net income as stated		(84,672)	(344,481	)(2)	(1,375,621	)(2)
Deferred taxes	37.1	(15,179)	244,534	(2)	(557,481	)(2)
Allowances on deferred tax assets	37.1	465,523	147,922	(2)	(1,446,538	)(2)
Tax on minimum presumed income	37.1	89,642	(41,938	)(2)	27,359
Loan origination fees	37.2	(9,698)	19,282		2,253
Intangible assets	37.3	14,562	9,801		10,864
Non Financial Private Sector and residents abroad loans	37.4.2	48,431	(10,830)		—
Federal Government secured loans	37.4.3	183,692	(288,999)		(95,060)
Provincial Government loans	37.4.4	153,298	381,056		446,781
Government securities	37.5	531,630	164,281		(1,233,030)
Gain contingencies	37.6	72,268	(409,831	)(2)	(401,726	)(2)
Investment in other companies	37.7	(4,271)	(3,473)		2,345
Foreign currency translation to reporting currency (Argentine Peso)	37.8	143,371	159,677		(317,122)
Vacation expense	37.9	(2,487)	(1,512)		45,054
Variable income investments	37.14	—	—		57
Reserves earmarked covering death and disability risks	37.15	—	—		1,420
Goodwill Amortization	37.17	6,630	6,628		6,628
Impairment on goodwill	37.17	—	3,297		56,523
Gain on extinguishment of liabilities	37.18	3,618	104,337		253,081
Foreign exchange difference	37.23	—	—		1,221,353
Unrealized valuation difference	37.23	(200,000)	—		430,282
Technical Commitments	37.24	4,574	(41,357)		—

Approximated net income / (loss) in accordance with U.S. GAAP		1,400,932	98,394		(2,922,578)

Approximated net income / (loss) per share in accordance with U.S. GAAP (1)		3.64	0.27		(10.12)
Weighted average number of shares Outstanding (in thousands)		385,334	368,128		288,880

(1)	See Note 37.19.
(2)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

	Ref.	Consolidated Stockholders’ Equity Years ended December 31,
		2004	2003		2002
Stockholders’ equity as stated		1,618,452	1,538,712	(1)	1,883,193	(1)
Deferred taxes	37.1	1,592,909	1,638,197	(1)	1,393,663	(1)
Allowances on deferred tax assets	37.1	(1,172,674)	(1,638,197	)(1)	(1,786,119	)(1)
Tax on minimum presumed income	37.1	93,634	3,992	(1)	45,930
Loan origination fees	37.2	(20,781)	(11,083)		(30,365)
Intangible assets	37.3	(34,585)	(49,147)		(58,948)
Non Financial Private Sector and residents abroad loans	37.4.2	37,601	(10,830)		—
Federal Government secured loans	37.4.3	(1,821,800)	(2,005,492)		(1,716,493)
Provincial Government loans	37.4.4	(175,310)	(328,608)		(709,664)
Government securities	37.5	(468,009)	(1,193,620)		(1,357,901)
Gain contingencies	37.6	(739,289)	(811,557	)(1)	(401,726	)(1)
Investment in other companies	37.7	(12,842)	(8,571)		(5,098)
Vacation expense	37.9	(36,073)	(33,586)		(32,074)
Goodwill	37.17	(32,088)	(38,718)		(48,643)
Gain on extinguishment of liabilities	37.18	—	104,337		—
Technical Commitments	37.24	(36,783)	(41,357)		—

Approximated consolidated Stockholder’s (deficit) equity in accordance with U.S. GAAP		(1,207,638)	(2,885,528)		(2,824,245)

(1)	Modified from its original version to apply the adjustments to prior years income / (loss) to these Consolidated Financial Statements (see Notes 1.6 and 4.4.16)

37.26.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Central Bank format:

	Consolidated Net Income Year ended December 31,
	2004	2003	2002
Financial income	1,638,018	2,270,174	5,881,211
Financial expenses	(458,360)	(1,711,293)	(4,612,425)
Allowances for doubtful loans	(3,571)	(377,335)	(835,090)
Service charge income	575,215	477,060	551,017
Service charge expenses	(54,745)	(49,594)	(58,031)
Operating expenses	(671,833)	(672,832)	(813,270)
Net Monetary loss	—	(1,091)	(616,475)
Other income	1,590,321	1,677,746	572,335
Other expenses	(1,109,213)	(1,444,149)	(3,029,190)

Income (loss) before income tax	1,505,832	168,686	(2,959,918)
Income tax	(91,684)	(74,812)	(21,750)

Net income (loss)	1,414,148	93,874	(2,981,668)

Gain / (loss) on minority interest in subsidiaries	(13,216)	4,520	59,090

Total consolidated income (loss)	1,400,932	98,394	(2,922,578)

Comprehensive income / (loss)
Net income (loss) in accordance with US GAAP	1,400,932	98,394	(2,922,578)

Other comprehensive (loss) income, net of tax (1):	(87,454)	(159,677)	328,298

Comprehensive net (loss) in accordance with US GAAP	1,313,478	(61,283)	(2,594,280)

(1)	See Note 37.27.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.27.	Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2004, 2003 and 2002:

Tax effects

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Foreign currency translation Adjustments	(143,371)	—	(143,371)	(159,677)	—	(159,677)	317,122	—	317,122
Unrealized gains/(losses) on Securities:	86,026	(30,109)	55,917	—	—	—	17,192	(6,016)	11,176

Other comprehensive income gain / (loss)	(57,345)	(30,109)	(87,454)	(159,677)	—	(159,677)	334,314	(6,016)	328,298

Accumulated other comprehensive income balances

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehen- sive Income
Beginning balance	143,371	—	143,371	303,048	—	303,048	(14,074)	(11,176)	(25,250)
Current-fiscal year change	(143,371)	55,917	(87,454)	(159,677)	—	(159,677)	317,122	11,176	328,298

Ending balance	—	55,917	55,917	143,371	—	143,371	303,048	—	303,048

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.28.	Cash flows information

For purposes of the accompanying statement of cash flows the Bank considers cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of inflation from operating, investing and financing activities.

	December 31, 2004	December 31, 2003	December 31, 2002
Cash and cash equivalents at the end of the fiscal year	1,666,617	1,639,154	1,050,636
Cash and cash equivalents at beginning of the fiscal year	1,639,154	1,050,636	1,899,133

Subtotal	27,463	588,518	(848,497)
Reversal of inflation restatement of cash and cash equivalents	—	7,726	1,028,809

Increase in cash and cash equivalents	27,463	596,244	180,312

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provide by / (used in) operating activities	723,645	(942,695)	(1,259,290)
Cash used in / (provided by) investing activities	832,400	(447,230)	2,080,427
Cash provided by financing activities	136,218	1,091,709	3,520,029

Increase in cash and cash equivalents	27,463	596,244	180,312

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS 95 “Statement of Cash Flows”:

	Year ended December 31,
	2004	2003		2002
Net (loss) for the fiscal year	(84,672)	(344,481	)(1)	(1,375,621	)(1)

Adjustments to reconcile net income to net cash from operating activities:

Amortization and depreciation	302,967	284,944		301,001
Provision for loan losses and special reserves, net of reversals	170,561	(78,555	)(1)	1,971,653
Net income from government and private securities	(182,183)	(179,667)		(86,481)
Foreign exchange differences	(76,943)	(1,059)		(1,352,718)
Minority interests in subsidiaries	13,216	(4,816	)(1)	(60,069	)(1)
Deferred taxes	146,556	213,668	(1)	(228,554	)(1)
Equity (loss) of unconsolidated subsidiaries	(20,119)	(2,844)		(184,356)
Monetary loss generated on cash and due from banks	—	7,709		714,260
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	454,262	(840,894	)(1)	(1,415,997	)(1)

Net cash (used in) / provided by operating activities	723,645	(945,995)		(1,716,891)

(1)	Modified from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements (see Notes 1.6. and 4.4.16.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

37.29.	New accounting pronouncements (U.S. GAAP)

a)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (FIN 46R) to Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the Interpretation). FIN 46R clarifies the application of ARB No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ( VIEs ), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any that will absorb a majority of the entity s expected losses, receives a majority of the entity´s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered special purpose entities under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Bank does not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R.

b)	Exchanges of nonmonetary assets

In December 2004, the FASB issued Statement 153 Exchanges of nonmonetary assets            , that replaces the exception from fair value measurement in APB Opinion No. 29 Accounting for Nonmonetary Transactions            , for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of the Bank’s Management the adoption of this rule does not have an impact on net income and stockholders equity.

NOTE 38—SUBSEQUENT EVENTS

a)	Sale of Credilogros Compañía Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was US$16,900,000 and upon entering into the sales agreement, an advance payment was made for 20% of the price.

The sales agreement as entered into shall be considered duly executed after the conclusion of the due diligence process and the approvals required from regulatory authorities, still pending as of the date of issuance of these financial statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers shall remain unchanged.

b)	Restructuring of the Argentine sovereign debt

On June 2005 the Government issued and delivered the new bonds in exchange for the defaulted bonds (see Note 1 to this Consolidated Financial Statements). Following such restructuring the Bank received for the defaulted portfolio of Argentine Treasury Bills (Serie 90) and the Argentine Republic External Bill Series 74 US$26.1 million denominated discount bond and Ps.143.6 million denominated discount bond. These new bonds were originally scheduled to be issued and delivered in April 2005, but were delayed due to litigation by hold-out creditors.

Exhibit I

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

LEGAL ACTIONS – CONSTITUTIONAL PROTECTION ACTIONS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

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

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will be presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-à-vis financial institutions.

On February 3, 2004, the Argentine Banks Association (ABA) that gathered the National Banks with foreign capitals, as the remaining financial Institutions, has sent to Mr. Economy Minister a compensation application form for the exchange difference that originates the fulfillment of the legal orders related to the action for the protection of constitutional rights filed by the regular depositors of the US dollars deposits, previously to the modification of the convertibility regime. The Institution has granted its conformity to such presentation. At this date Mr. Minister has not issued on the subject.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the

Exhibit I (Cont.)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

LEGAL ACTIONS – CONSTITUTIONAL PROTECTION ACTIONS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

On September 14 , 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionally of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency. Subsequently to this appeal, the bank communicated to the Judge attending the cause with the corresponding documentation, that on April 2002 the plaintiffs have disposed all their deposits to a fixed term, being destined to the acquisition of two real estates and a vehicle, in the terms of the communication “A” 3481 of the BCRA, which preview this kind of operations. As a consequence, was deducted that the actors agreed and they were submitted to the emergency rule that allow in this way to return, the rescheduled deposits (within the framework of the emergency rule stated by the Federal Government) reason why – said the bank-, without prejudice of the appeal, the judgment, in its concept, resulted in an impossible fulfillment and abstract in their effects. Before such arguments and the silence maintain by the other parties regarding this matter, the Court considered that when the depositors dispose all of their funds in the Bank using one of the options granted to such purpose for the BCRA, that the action for the protection of constitutional rights will become abstract and for such reason, declared in officious the pronouncement of the Court over the extraordinary resources stated regarding the precedents mentioned and revoked the judgment appealed that sustain the action of the protection of constitutional rights (amparo), imposing the costs by his order of all the Courts due to the particular circumstances of the lawsuit.

The Supreme Court of Justice, on October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal demands ordered by a Grade Judge.

As of the date hereof, BBVA Banco Francés S.A. continued to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

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

Exhibit I (Cont.)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

LEGAL ACTIONS – CONSTITUTIONAL PROTECTION ACTIONS

For the fiscal years ended December 31, 2004, 2003 and 2002

Stated in thousands of Pesos

As of December 31, 2004 and 2003, BF records 739,289 and 811,557, respectively, (after deducting the accumulated amortization for 335,827 and 132,398 as of December 31, 2004 and 2003, respectively) in the Intangible Assets item, Organization and Development expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final resolution of these matter.

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

(*)	Incorporated by reference to the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004.