Form 20-F
period 2005-12-31
BBVA BANCO FRANCES SA
filed 2006-06-30
CIK 913059

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 001-12568

BBVA BANCO FRANCÉS S.A.
(Exact name of Registrant as specified in its charter)

BBVA FRENCH BANK
(Translation of Registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Reconquista 199
(C1003ABB) Buenos Aires. Republic of Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

Title of class	Number of shares outstanding

Ordinary Shares, par value Ps.1.00 per share	471,361,306

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes ☐ No
Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

FORWARD-LOOKING STATEMENTS

     This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

  Changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina“) or changes in general economic or business conditions in Latin America;

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

PRESENTATION OF FINANCIAL INFORMATION

General

     Banco Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4. to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 17. to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

     The Consolidated Financial Statements are presented in accordance with the guidelines of Technical Resolution No. 4 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—“FACPCE”), modified by Technical Resolution No. 19, and the disclosure standards set by the Central Bank.

     The Bank presents its financial statements in equivalents purchasing power. These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the Argentine internal Wholesale Price Index published by the National Institute of Statistics and Census (“INDEC”) of Argentine.

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

     By Communication “A” 3921 of the Central Bank and General Resolution No. 441/03 of the CNV, in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method to financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement method until February 28, 2003.

     Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,

Entity	2005	2004	2003

Banco Francés Cayman Ltd. and subsidiary (1)			X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary (3)	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary (3)	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary (2)	X	X	X
Atuel Fideicomisos S.A. and subsidiary	X	X	X

(1)	The Bank sold its entire equity interest in Banco Francés Cayman to BBVA in March 2004.
(2)	The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005 (see Note 1.4. to the Consolidated Financial Statements).
(3)	In December 2005, both Consolidar Compañía de Seguros de Vida S.A. and Consolidar Compañía de Seguros de Retiro S.A., sold theirs entire equity interest in Consolidar Comercializadora S.A.

     On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float, and as of June 15, 2006 traded at approximately Ps.3.0778 per US$1.0. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2000.

Impact of Argentine Crisis on Presentation of Financial Information

     Changes to Argentine law have had a significant impact on our operations. The events described in this annual report, including the conversion of certain of our dollar-denominated assets and liabilities into peso-denominated assets and liabilities and the devaluation of the peso, took place after December 31, 2001, and are reflected in our financial statements for the fiscal year ended December 31, 2002. Because of the changes in Argentine law and their impact on our operations, any comparison of our financial statements for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001 are meaningless.

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

Selected Financial Data

     The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, Consolidated Financial Statements, and related notes. The selected financial data for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, and December 31, 2001 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

     Changes to Argentine law have had a significant impact on our operations. Such changes in the law and their impact on our operations have rendered meaningless any comparison of our financial statements of ours for periods ended after December 31, 2001 with those for periods ended on or prior to December 31, 2001.

     See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factor Related to Banco Francés”.

	For the Fiscal Year Ended December 31,

	2005	2004(9)	2003(9)	2002(9)(10)	2001(9)(10)

	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	1,654,152	1,154,825	1,883,236	5,664,274	3,019,080
Financial expenses	(608,949)	(458,360)	(1,711,293)	(4,612,425)	(1,409,278)

Gross Intermediation Margin	1,045,203	696,465	171,943	1,051,849	1,609,802
Provision for loan losses	(114,628)	(52,002)	(77,506)	(655,395)	(1,126,014)
Service charge income	721,167	584,913	457,778	548,764	1,172,799
Service charge expenses	(77,764)	(54,829)	(49,594)	(58,031)	(126,620)
Operating expenses	(775,835)	(679,829)	(711,407)	(869,188)	(1,393,156)
Net other income / (Net other expenses)	(645,076)	(458,764)	43,937	(787,126)	11,490

(Loss) / Income before income tax	153,067	35,954	(164,849)	(769,127)	148,301
Income tax	(18,712)	(77,099)	(189,232)	(8,976)	(61,064)
Monetary Loss	-	-	(1,091)	(616,475)	-

Net (Loss) / Income	134,355	(41,145)	(355,172)	(1,394,578)	87,237

Net (Loss) / Income on Minority Interests in Subsidiaries	(17,151)	(12,901)	4,844	60,069	(73,935)

Final Consolidated (Loss) / Income	117,204	(54,046)	(350,328)	(1,334,509)	13,302

Net Operating Revenue (3)	1,688,606	1,226,549	580,127	1,542,582	2,655,980
Operating Income (4)	798,143	494,718	(208,786)	17,999	136,810

Net (Loss) / Income per Ordinary Shares (2) (11)	0.25	(0.14)	(0.95)	(4.84)	0.06
Net (Loss) / Income per ADS (2) (11)	0.75	(0.42)	(2.85)	(14.52)	0.18
Cash dividends per Ordinary Share (11)	0.05728	-	-	-	-
Cash dividends per ADS (11)	0.17184	-	-	-	-
Net Operating Income per Ordinary Shares (2) (11)	1.69	1.28	(0.57)	0.07	0.65
Net Operating Income per ADS (2) (11)	5.07	3.84	(1.71)	0.21	1.95
Average Ordinary Shares outstanding (000s) Primary (11)	471,361	385,334	368,128	275,672	209,631

Net (Loss) / Income per Ordinary Shares (2) (12)	0.25	(0.13)	(0.95)	(4.62)	0.06
Net (Loss) / Income per ADS (2) (12)	0.75	(0.39)	(2.85)	(13.86)	0.18
Cash dividends per Ordinary Share (12)	0.05728	-	-	-	-
Cash dividends per ADS (12)	0.17184	-	-	-	-
Net Operating Income per Ordinary Shares (2) (12)	1.69	1.18	(0.57)	0.06	0.65
Net Operating Income per ADS (2) (12)	5.07	3.54	(1.71)	0.18	1.95
Average Ordinary Shares outstanding (000s) Primary (12)	471,361	419,745	368,128	288,880	209,631

Amounts in accordance with U.S. GAAP:
Net (loss) Income (13)	1,634,612	1,407,519	(26,356)	(2,922,578)	(3,351,566)

Net (loss) Income per Ordinary Share (2) (11)	3.47	3.65	(0.07)	(10.60)	(15.99)
Net (loss) Income per ADS (2) (11)	10.41	10.95	(0.21)	(31.80)	(47.97)
Average Ordinary Shares outstanding (000s) Primary (11)	471,361	385,334	368,128	275,672	209,631

Net (loss) Income per Ordinary Share (2) (12)	3.47	3.35	(0.07)	(10.12)	(15.99)
Net (loss) Income per ADS (2) (12)	10.41	10.05	(0.21)	(30.36)	(47.97)
Average Ordinary Shares outstanding (000s) Primary (12)	471,361	419,745	368,128	288,880	209,631

For the Fiscal Year Ended December 31,

2005	2004(9)	2003(9)	2002(9)(10)	2001(9)(10)

(in thousands of pesos) (1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	1,611,506	1,666,617	1,639,154	1,050,636	1,899,133
Government and private securities	3,504,311	2,476,948	3,042,451	2,239,859	1,506,631
Loans, net of allowances	8,481,476	9,268,723	8,336,352	9,283,971	16,112,926
Other assets	2,386,455	2,629,384	3,339,882	3,588,352	2,833,141

Total assets	15,983,748	16,041,672	16,357,839	16,162,818	22,351,831

Deposits	10,613,086	8,993,780	8,078,216	6,921,468	15,140,378
Other liabilities and minority interest in subsidiaries	3,569,115	5,363,549	6,705,646	7,317,045	5,159,781

Total liabilities and minority interest in subsidiaries	14,182,201	14,357,329	14,783,862	14,238,513	20,300,159

Capital stock	471,361	471,361	368,128	368,128	209,631
Issuance premiums	175,132	1,195,390	934,211	934,211	343,215
Adjustments to stockholder’s equity	312,979	769,904	769,904	769,904	742,537
Retained earnings	428,698	430,500	430,500	430,500	430,500
Unrealized valuation difference	230,282	230,282	430,282	430,282	-
Unappropriated earnings	183,095	(1,413,094)	(1,359,048)	(1,008,720)	325,789

Total stockholders’ equity	1,801,547	1,684,343	1,573,977	1,924,305	2,051,672

Amounts in accordance with U.S. GAAP
Total Assets (13)	15,421,682	14,069,122	12,440,507	12,467,287	19,772,824
Total Stockholders’ equity (13)	246,268	(1,325,801)	(3,010,278)	(2,824,245)	(1,006,825)

SELECTED RATIOS IN ACCORDANCE WITH
ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	0.73%	(0.33)%	(2.15)%	(6.93)%	0.05%
Return on average stockholders’ equity (6)	6.72%	(3.32)%	(20.03)%	(67.13)%	0.62%
Services charge income as a percentage of operating expenses	92.95%	86.04%	64.35%	63.14%	84.18%
Operating expenses as a percentage of average total assets (7)	4.85%	4.20%	4.38%	4.51%	5.42%

Capital
Stockholders’ equity as a percentage of total assets	11.27%	10.50%	9.62%	11.91%	9.18%
Total liabilities as a multiple of stockholders’ equity	7.87	x	8.52	x	9.39	x	7.40	x	9.89	x

Credit Quality
Allowances for loan losses as a percentage of total loans	2.13%	2.14%	5.22%	10.27%	7.37%
Non-performing loans as a percentage of gross loans (8)	1.08%	1.11%	6.66%	11.19%	3.95%
Allowances for loan losses as a percentage of non-performing
loans (8)	197.80%	192.79%	78.39%	91.79%	186.48%

(1)	Except per-share and per-ADS data and financial ratios.
(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Includes: financial income, financial expenses, service charge income and service charge expenses.
(4)	Includes: financial income, financial expenses, provision for loan losses, services charge income, service charge expenses and operating expenses.
(5)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)	Non-performing loans include all loans to borrowers classified as “problem”, “deficient servicing”, “high insolvency risk”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.
(9)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18. to our Consolidated Financial Statements).
(10)	The Financial Statements for the fiscal year ended December 31, 2002 and 2001 were restated in the February 28, 2003 currency by applying the adjustment rate derived from the internal WPI published by INDEC.
(11)	The average ordinary shares outstanding was computed as the average of the previous twelve months.
(12)	The average ordinary shares outstanding was computed as the average of fiscal-year-beginning and fiscal-year-ended.

(13)	Restated from its original version to apply the adjustments required by US GAAP to prior years income to these Consolidated Financial Statements (see Note 17.15.).

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

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS

	Ps.(1)	US$(2)	Ps.(1)	US$(2)

December 31, 2005 (3) (4)	0.05728	0.17619	0.17184	0.52858
December 31, 2004 (3)	—	—	—	—
December 31, 2003 (3)	—	—	—	—
December 31, 2002 (3)	—	—	—	—
December 31, 2001 (3)	—	—	—	—

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)	On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004, pursuant to Communication “A” 4152 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Financial Information – Dividends”.
(4)	Dividends were paid on June 2, 2006 (see Note 18 to the Consolidated Financial Statements).

Exchange Rates

     The following table shows the annual high, low, average and year-end free and controlled exchange rates for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High	Low	Average (1)

May 2006 (3)	Ps. 3.0868	Ps. 3.0367	Ps. 3.0535
April 2006 (3)	Ps. 3.0828	Ps. 3.0367	Ps. 3.0663
March 2006 (3)	Ps. 3.0845	Ps. 3.0650	Ps. 3.0763
February 2006 (3)	Ps. 3.0757	Ps. 3.0625	Ps. 3.0689
January 2006 (3)	Ps. 3.0637	Ps. 3.0305	Ps. 3.0460
2005 (3)	Ps. 3.0523	Ps. 2.8592	Ps. 2.9232
December 2005 (3)	Ps. 3.0523	Ps. 2.9700	Ps. 3.0145
2004 (3)	Ps. 3.0718	Ps. 2.8037	Ps. 2.9415
2003 (3)	Ps. 3.3625	Ps. 2.7485	Ps. 2.9493
2002 (3)	Ps. 3.8675	Ps. 1.0000	Ps. 2.9793
2001 (2)	Ps. 1.0000	Ps. 1.0000	Ps. 1.0000

(1)	The average of monthly average rates during the period.
(2)	Source: Banco Nación. From December 23, 2001 through January 11, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(3)	Source: Central Bank.

     The exchange rate on June 15, 2006 was Ps.3.0778 = US$1.00.

     Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2005 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 207.78% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,

	2005	2004	2003	2002	2001

Devaluation Rate	1.94%	1.39%	(12.71)%	236.00%	0.00%
Exchange Rate	3.0315	2.9738	2.9330	3.3600	1.0000
Inflation Rate (1)	10.59%	7.92%	1.84%	118.21%	(5.45)%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

     Overview

     We are an Argentine corporation (sociedad anónima) and most of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Our country has experienced an economic and political crisis in past years, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. These conditions have had an adverse effect on Banco Francés’s financial condition and results of operations, but currently, and after a strong economy comeback, the Bank is in a steady recovery process, but no assurance can be given that this trend will continue.

     In the last quarter of 2001, following almost four years of recession, high levels of external indebtedness, and the highest country risk ratings level yet, Argentina found itself in a critical economic situation marked by a significant decrease in banking deposit levels, high interest rates, a significant decline in the demand of products and services, and a substantial increase in unemployment. The economic debacle was accompanied by a political crisis that led to the resignation of President Fernando De la Rúa in December 2001, which was followed by a quick succession of interim presidents in the course of ten days, which then ended with the election by the Legislative Assembly of Senator Eduardo Duhalde (senator of the Justicialist Party) as president in January 2002. During his term in office, President Duhalde adopted a number of measures designed to help stabilize the economy, including ratifying the suspension of payments of a portion of Argentina’s sovereign debt.

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

     The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the Government or any particular set of economic policies, created an atmosphere of great uncertainty. The measures adopted by the government during 2002 led to economic crisis and resulted in a profound change to the Argentine monetary and foreign exchange regime, and to the regulatory framework for all business sectors in Argentina. This strongly impacted economic activity, contracting GDP by 10.9% during the year, and significantly depreciated the peso, which, in turn, led to a 41.4% and 118.2% increase in retail and wholesale prices, respectively. The Government implemented measures aimed at addressing the effects of amending the Convertibility Law and the asymmetric conversion into pesos of foreign currency denominated debts and bank deposits subject to Argentine law, were also designed to allow the Government to recover access to financing, reduce Government spending, restore liquidity to the financial system, reduce unemployment, and generally stimulate the economy. Beginning in July 2002 the demand for pesos began to grow. The peso began to appreciate, the consumer inflation rate decreased sharply and deposits began to flow back into the financial system, attracted in part by high interest rates. Employment in the private sector also showed a modest increase in the second part of the year as a result of growth in the tradable goods sector. Industrial activity, driven by exports and import substitution, began to recover in April 2002 and reached a monthly growth rate of 1.7% in the last quarter of the year.

     On May 25, 2003, Néstor Kirchner became the new President of Argentina, for a term that is scheduled to expire on December 10, 2007. Since 2003, there has been a favorable evolution in the Argentine economy, ending the economic recession that lasted over four years. The following economic indicators are worth mentioning: i) The GDP increased by 8.8%, 9.0% and 9.2% during 2003, 2004 and 2005 respectively; ii) unemployment rate declined from 20.7% to 10.1% between the 4th quarters of 2002 and 2005; iii) total deposits in the financial system grew approximately 80.5% between December 2002 and December 2005; iv) the foreign exchange rate after depreciating to Ps.2.96 per U.S. dollar at the end of 2003, remained relatively stable at around 3 pesos per dollar;

v) a steadier financial context with an increase in the deposits made in financial institutions; and vi) a marked increase in the market value of Government securities. More significantly, in February 2005 the Argentine Government announced its plan to restructure its bonds which have been in default since 2001, approximately US$80 billion. The Government offered to exchange the outstanding bonds for bonds worth roughly 35% of the original bonds. In March 2005, the Government announced that 76% of bondholders accepted its offer and tendered their bonds. The Government subsequently announced that it would not make payments on bonds that were not tendered. In June 2005 the Government issued and delivered the new bonds in exchange for the defaulted bonds. These new bonds were originally scheduled to be issued and delivered in April 2005, but the completion of the exchange offer was delayed due to litigation by hold-out creditors. Although the economic policies implemented by the Kirchner administration have succeeded in the short and mid-terms, there still remain major issues to be resolved, such as contracts with privatized public utilities and continuing default with respect to the pre-existing sovereign debt of the Argentine government that did not participate in the government’s exchange offer consummated in June 2005.

     Four years have elapsed since the beginning of the crisis in Argentina’s financial system, and despite encouraging developments in the Argentine economy, such as the stabilization of economic variables, there are still a considerable number of macroeconomic and political issues that affect the complete normalization and may have an adverse effect on the banking system and the economy as a whole, including an increase in the inflation.

     The devaluation of the peso and other economic measures adopted by previous government’s, and sustained by the current Government, have stimulated economic growth. After a period of high recession and contraction of the economy, the ceasing of payments of Argentina’s debts, the devaluation of the “peso”, and the increase of poverty, Argentina was able to reverse the negative trends and resume growth. The gradual closing of the output gap, together with specific price adjustments of certain regulated and semi-regulated goods and services, contributed to registering 6.1% retail inflation in 2004, significantly higher that the 3.7% recorded in 2003. In 2005, the inflation accelerated further, increasing to 12.3%. It is possible that Argentina may experience higher inflation in the future that could limit economic growth and have a material adverse effects on Argentina’s financial system, and our results of operations and financial condition.

     Furthermore, the Kirchner administration’s principal challenge is to generate confidence, and create conditions that allow for long-term and sustainable growth. It cannot be assured that the necessary reforms will be implemented to foster economic growth, keep inflation under control and reestablish political confidence and such circumstances would likely have an adverse effect on the economy

     Payment to the IMF reduces backing in international reserves, and may affect the country’s ability in case of facing a new scenario of future financial crisis.

     At the beginning of December 2005, President Kirchner announced the Executive intention to make an early prepayment all of the Government’s debt outstanding with the IMF. The administration announced that it intended to use excess foreign reserves available at the Central Bank of approximately US$8 billion. On January 3, 2006, the Argentine Government, made an early and total payment of all amounts due to the IMF for an approximate amount of US$S9.55 billion. This reduction of Argentina’s international reserves weakens its capacity to face international shocks and may limit access to international capital markets and foreign currency. The depletion of the Central Bank’s reserves could also inhibit the Central Bank’s ability to intervene in the foreign exchange market in order to stabilize the peso in case of an attack on the currency. Conversely, the attempt to recompose the level of international reserves held prior to the payment to the IMF could lead to substantial increase in Central Bank intervention in the FX market thereby accelerating growth in the monetary aggregates and raising inflationary pressures. Notwithstanding, as of end of May 2006, the Central Bank had recovered almost 60% of its reserves prior to the IMF payment, which means that approximately US$5.6 billion entered the foreign reserves of the Central Bank.

     The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance

     The Argentine debt exchange offer closed on February 25, 2005. On March 18 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of US$62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totaled approximately US$20 billion, which creates uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer and attempted to attach the tendered bonds. Some of these bondholders have legal actions against the Argentine government, therefore the Treasury Department of the United States and the IMF have insisted that the Argentine government provide a clear strategy directed to those bondholders who did not participate in the exchange offer.

     This circumstance, might lead to a prolonged period where no new alternatives are offered to “hold-outs” and a significant proportion of Argentine public debt remains in default. Therefore, sovereign credit ratings will not improve significantly, while the risk of an attachment being made on an Argentine international payment subsists and might adversely affect access to international financing for the banking system.

     The devaluation of the peso diminished the ability of Argentine companies, with foreign currency denominated debt to make payments on such debt. Accordingly, no assurance can be given that this issue will not have a material and adverse effect on Argentina’s economic and financial condition in the future.

     The economic policies of the Argentine government as well as any future decrease in the value of the peso against the US dollar might have an adverse impact on the financial condition and the results of operations of Argentine companies. The peso has devalued in the past and may fluctuate significantly in the future. Law No.25.561, or the public Emergency and Foreign Exchange Regime Reform Law (the “Public Emergency Law”), promulgated on January 6, 2002, terminated over a decade of one-to-one parity between the US dollar and the peso and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the peso in early 2002, a floating exchange rate regime was adopted and significant fluctuations in the value of the peso may be offset by repeated interventions of the Central Bank through sales of US dollars. In the past 3 years, however, the peso has remained relatively stable and Central Bank intervention through the purchase of US dollars has prevented a further appreciation of the peso. The Public Emergency Law has been extended until December 31, 2006.

     However, it can be no assurance that the policies implemented by the Argentine government in the future will stabilize the value of the peso against foreign currencies and therefore, the peso may continue to be subject to significant fluctuations and depreciations in the future, which might significantly and adversely affect the financial condition and the results of operations of Argentine companies.

     The stability of the foreign exchange market have led the Government to relax currency exchange controls. However, no assurance can be given that currency exchange controls will not again be tightened and that such circumstance will not have a material adverse effect on the results and the solvency of the financial system.

     During the first quarter of 2002 and as the economic crisis deepened, the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Additional Information – Exchange Controls”. While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, and on our results of operations and financial condition.

     Financial institutions, have made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which financial institutions have not been compensated. Such payments have had a material and may continue to have an adverse effect on the liquidity and the solvency of the financial system and on its financial condition.

     The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners mainly arguing that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

     On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 “bis” and following of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks members of such associations and was based on the Argentine institutional and systemic crisis, and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest.

     The Supreme Court of Justice (“CSJN”) has handed down the following decisions in relation to the claims filed as a result of the emergency situation described above:

  On March 5, 2003, the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, the Banco de la Nación Argentina and the BCRA was declared to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange.

  On July 13, 2004, in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, it rejected the claim of a depositor on the grounds that the depositor had exercised his rights within the framework of the emergency laws and collected a portion of his deposit in pesos without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market.

  On September 14, 2004, in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, the CSJN rejected the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionality of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency.

  On October 26, 2004, in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, the CSJN revoked a decision on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and upheld the constitutionality of the rule by which the Argentine economy was pesificated due to the economic, financial and exchange emergency situation which the country is going through, also confirmed by Congress Law. The revoked decision of the Original Jurisdiction does not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal claims ordered by a Grade Judge.

     Moreover, in connection with the above commented cases, on February 3, 2004, the ABA, which groups all national banks of foreign-capital, filed with the Ministry of Economy a request for compensation of the exchange gain/loss resulting from compliance with judicial injunctions related to constitutional protection actions commenced by holders of deposits denominated in US Dollars prior to the alteration of the convertibility regime. The Bank has consented to such filing.

     As of the date hereof, most Argentine banks continue to be subject to precautionary measures and execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings in respect to the constitutionality of pesification and adhering to the own acts’ theory (as described in the mentioned cases: “Cabrera, Gerónimio Rafael v. Argentine Executive Branch on action for the protection of constitutional rights”, “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/P.E.N. – Banco de Salta S.A. Grupo Macro s/Amparo-Medida Cautelar”, and “BUSTOS, ALBERTO ROQUE Y OTROS c/P.E.N. Y OTROS s/AMPARO”.

     Enforcement of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system substantial losses of capital. The Bank has informed of these losses to the Ministry Economy and the BCRA and has sought to reserve all of its legal rights.

     To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

     Furthermore, pursuant to Communication “A” 3916 dated April 3, 2003, the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as of April 2003.

     Class actions against financial entities for an indeterminate amount, may affect the profitability of the financial system.

     At the moment certain public and private organizations have attempted collective actions against financial institutions in Argentina. Class actions are established in Argentina in the National Constitution but have not been regulated for their use. Nevertheless courts have admitted class actions in the absence of specific regulation, covering the legal void. These courts have admitted diverse lawsuits against financial entities initiated in defense of collective interests, based on arguments of objection of overcharging on products, applied interest rates, advice in the sale of public securities, etc.

     Economic conditions in Argentina could potentially restrict the access to the capital markets and third-party funding.

     In view of the combination of macroeconomic and regulatory developments in Argentina principally during 2002 and the adverse effect of those events on the financial condition, Argentine entities encountered significant difficulties in accessing the capital markets and alternative long term financing. No assurance can be given that Argentine entities will be able to access the securities markets or that they may reply on third-party funding, either locally or internationally, in amounts sufficient to meet future projects obligations. In addition, no assurance can be given to investors that the current macroeconomic environment in Argentina will be maintained in the long term, thereby adversely affecting Argentine entities’ ability to generate funds sufficiently to meet their current and future debt obligations.

     Government measures designed to exercise greater control over funds entering the country may disrupt the enterprises ability to access the international capital markets

     Argentina’s executive branch enacted Decree No. 616/2005 to regulate funds coming into and flowing out of Argentina. The government has publicly announced that these measures are intended to maintain stability and support the economic recovery of the country. These measures require that 30% of the funds remitted to Argentina must be deposited in an account with a local financial institution as a US dollar deposit for one year, without accruing interest. Financial sector and nonfinancial private sector inflows originated from foreign financial borrowings that are invested in nonfinancial assets and must be fully repaid (principal and interest) within 24 months from the date of the borrowing, are not subject to the foregoing deposit requirement. These measures may adversely affect the Argentine entities ability to access the international capital markets and to effectively invest the funds raised in any such financing which could materially adversely affect Argentine entities’ financial condition and results of operations.

Factors Related to Banco Francés

     Banco Francés has a significant portfolio of public bonds, and loans to, the Argentine Government and Argentine provinces, including recently restructured debts. Because of our high level of exposure, a failure by the federal or provincial governments to meet their obligations in accordance with their terms would have a material adverse effect on our financial condition.

     As of December 31, 2005 Banco Francés and its subsidiaries’s holdings of public sector debt totaled approximately Ps.7,972.6 billion, consisting mainly of: (i) External and Internal Restructured debt: Ps.3,808.0 million in secured loans; Ps.105.3 million in guaranteed bonds; and Ps.3.3 million in other provincial loans (ii) External Debt restructured: Ps.652.0 million in Argentine Peso denominated Bonds and Ps.88.1 million in Argentine Dollar denominated Bonds; (iii) Internal debt in the restructuring process: Ps.812.2 million in Provincial Development Trust Fund (*); and (iv) Post default public debt: Ps.74.1 million in bonds issued to compensate for the pesification, which we refer to as Boden 2012, and Ps.180.8 million in other bonds and Ps.2,248.8 million in Central Bank bills and notes. Of the outstanding public sector debt, only the External and Internal debt in the restructuring process mentioned in (iii) were in default. As a result of the Government’s debt restructuring, the Bank and its subsidiaries received for the defaulted portfolio Dollar denominated Discount bonds and Peso denominated Discount bonds, to be accounted for at the lower of: (a)the accounting value of the assets exchanged; or (b)the face value of the new bonds (adjusted by CER up to March 17, 2005 in the cases of Discount Bonds in pesos) plus its future nominal interest cash flows (in accordance to Communication “A” 4270 and its amendments).

     Although Banco Francés and its subsidiaries their reduced significantly its public sector exposure during 2005, Banco Francés continues to have a significant portfolio of bonds and loans of the Argentine Government. Due to its high level of exposure, any Government proposal that changes the terms and conditions of repayment of the sovereign debt could have a material adverse effect on our financial condition. A new default by the Government in respect of a substantial amount of its debt would have a material adverse effect on our financial condition.

     (*) As of May 31, 2006 the restructuration process has successfully ended and the Bank swapped this debt receiving Secured Bonds due 2020.

     The asymmetric conversion of foreign currency assets and liabilities into pesos has created a structural mismatch of terms and rates of assets and liabilities that materially and adversely affected the Bank’s results of operations in 2003. Banco Francés has a high level of exposure to the risks associated with this mismatch, which may have a material adverse effect on the Bank’s future profitability in the event real interest rates significantly increase from the current levels.

     Banco Francés finds itself among the private banks in Argentina with the highest volumes of assets and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos. During fiscal year 2005 the Bank has fully paid the rediscounts received from the Central Bank with the proceeds of the sale of public sector bonds and loans with longer duration than such liability, thus reducing the term mismatch. Furthermore, the following actions have reduced our exposure: (i) the increases in CER adjusted deposits; (ii) the sale of bonds of, and loans to the Argentine Government and the Argentine provinces from our portfolio; and (iii) the subscription of the necessary bonds to be delivered to depositors who had accepted the Government’s swap option plans, with CER adjusted assets accounted for in the books of the Bank. Despite these reductions in exposure, the Bank maintains a Ps.3.2 billion long CER position as of December 31, 2005. During fiscal year 2005 the remaining imbalance positively affected the Bank’s results of operations, within an environment of negative real interest rates. Nevertheless, no assurance can be given in connection with the future relative behavior of interest rates vis-à-vis the consumer price index. If the real interest rates significantly increase, such increase could have an adverse effect on our profitability in the future.

     Banco Francés, has made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which the Bank had not been compensated. Such payments have had a material and may continue to have an adverse effect on the liquidity and the solvency of the Bank.

     Banco Francés continued to be made part of Lawsuits (“amparos”). The Bank expects to present its defenses in line with the normative dictated by the Government.

     The judgments of the CSJN mentioned previously have not reduced the number of court orders issued by the inferior courts in the different jurisdictions of the country where the trials are taking place.

     Banco Francés paid Ps.44 million of negative exchange rate difference during 2005 in compliance with court orders in lawsuits brought by the Bank’s customers, regarding deposit refunds.

     Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or require the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, neither Federal courts nor Buenos Aires City or Provincial courts have ruled on the merits of the such legal actions. Consequently, the final outcome of these legal actions is still unknown. These legal actions have had a material and may continue to have an adverse effect on the results and the financial condition of Banco Francés.

     Argentine corporate disclosure, governance, and accounting standards may provide different information than would be provided under U.S. standards.

     The securities laws of Argentina that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Operating and Financial Review and Prospects—US and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

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

  Consolidar AFJP S.A.

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

     Regulatory changes occurred during 2002 brought about serious consequences that continued to pervade the Argentine pension system during 2005, such as the decline in the value of the pension funds dollar terms as a result of the mandatory conversion into pesos of foreign currency denominated bonds of Argentine governmental and private issuers and the default declared in respect of domestic debt securities; an increase in the risk associated with the position of AFJPs as fund managers; and delays in the procedures to obtain pension benefits payable by the Government due to administrative backlog and the Government’s lack of resources to fulfill such obligations.

     Exposure of AFJPs decreased by approximately 10%, and AFJPs’ investment portfolio assets grew considerably.

     Since the government of president Néstor Kirchner took office in May 2003, the Government has been promoting a reform in the pension system but the AFJPs have not been given an opportunity to participate in the process.

     For more information about relevant developments affecting our subsidiaries engaged in the AFJP business, see “Information on the Company – Recent Political and Economic Developments in Argentina”.

     The restructuring process and other disruptions in the operations of AFJPs have exposed AFJPs to a heightened risk of litigation that may have a material adverse effect on their financial condition and results of operations.

     The pesification of foreign currency denominated assets and liabilities greatly reduced the value of the assets in the pension funds managed by AFJPs in dollar terms. The loss of value of AFJPs’ portfolios was aggravated by the restructuring of the Government’s sovereign debt.

     During the last sixteen months, just one lawsuit has been filed against AFJPs but it has been rejected by Court. However, new legal actions directed against the AFJPs, their managers and directors could affect the assets of the AFJPs, which would have an adverse effect on the financial condition of AFJPs.

     The Government is promoting a reform of the pension system that may have far-reaching consequences for AFJPs.

     The Government is currently promoting a reform of the pension system. Although the scope of the envisaged changes is still unclear, the Government has indicated that any proposed modification would not replace the AFJP based system with a distribution system.

     During 2005 no concrete measures were adopted towards the reform of the pension system. Nonetheless, no assurance can be given that the definitive reform plans will not have a material adverse effect on the AFJP´s industry.

  Consolidar Compañía de Seguros de Vida S.A.

     The economic performance of our subsidiary Consolidar Compañía de Seguros de Vida S.A. has been negatively affected by the economic crisis. Future regulations may also have a material adverse effect on its financial condition and results of operations.

     For pension life insurance companies, the Government’s default on its debt obligations, together with the devaluation and the conversion of their portfolios into pesos, has had an impact on their assets, which consists mostly of securities issued by the Argentine federal and local governments denominated in dollars, such as guaranteed loans, which were also converted into pesos. These companies need to match their assets in close relationship with their technical liabilities, which, in this case, must be paid-in in pesos adjusted according to AFJP quota values. For this reason, certain regulatory reforms of the pension system may also have a material adverse effect on pension life insurance companies.

  Consolidar Compañía de Seguros de Retiro S.A.

     The devaluation of the peso and the conversion into pesos of all the foreign currency agreements has negatively affected and may continue to have a material adverse effect on our subsidiary Consolidar Compañía de Seguros de Retiro S.A.

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

     As a consequence, policy holders started to seek reimbursements from the insurance companies. Consolidar immediately responded by promoting a dialog with its clients, which resulted in a very low level of litigation.

     To minimize the damaging effects of the asymmetric conversion into pesos, Decree No. 558/02 enabled the insurers to offer to the insured parties redemption schemes contemplating a number of options. Following the new regulation, Consolidar submitted for approval of the Argentine Insurance Superintendency different option plans for the redemption or maintenance of policies issued in dollars, which have been approved. At present these option plans are being offered to policyholders, and have already been accepted by more than 85% of the original portfolio, both in the number of policies and in amounts.

     The investments made with reserves after the devaluation of the peso and the conversion of assets into pesos, the appreciation of the peso, and expectations generated by institutional changes, have resulted in a decrease of the claims for redemption as a result of an attitude of cautious confidence in the current market practices on the part of the insured parties.

     Possible claims derived from the conversion of life annuity agreements in dollars into Argentine pesos may have a material adverse effect on the financial condition and results of operations of Consolidar Compañía de Seguros de Retiro S.A.

     Pension-related life annuity agreements originally denominated in dollars as of January 31, 2002 were converted into pesos at the rate of Ps.1.40 per U.S. dollar plus an inflation adjustments according to CER index by decision of the National Insurance Superintendence. Initially, beneficiaries had in their accounts a greater amount in pesos as a result of the conversion, which increased their purchasing power. As a result there were a minimal number of claims.

     Even if these amounts were additionally increased by later gains made on such investments and exceeded any salary adjustment granted by the public sector as well as the inflation for the period, Consolidar Compañía de Seguros de Retiro S.A. has started to receive claims from insured parties. These claims, to this date, continue to be not material in comparison to the total policy portfolio. As of December 31, 2005 there had been a total of 164 claims in a universe of 3.660 active life income accounts, representing 2.6% of the related portfolio.

     The favorable evolution of the exchange rate, as well as the revaluation of public and private securities in default are elements that tend to reduce the probability of further claims and legal actions against Consolidar Compañía de Seguros de Retiro S.A. However, an increase in the number of claims and legal actions could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Argentine Economic Scenario

     The key economic event during 2005 was the restructuring of the public debt in default launched by the Government in February pursuant to which the Argentine government offered its creditors three types of bonds in exchange for the Argentine sovereign debt they hold, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed 81,836 million dollars in securities held by residents and non residents, and achieved an acceptance rate of 76.15% . The new bonds issued after the exchange (par, discount & quasi-par) amounted to 35,261 million dollars, among which 44% were denominated in pesos. The reduction in the debt’s face value and the improvement in currencies composition following the exchange, resulted in a significant contraction of the interest burdens and an extension of the maturity profile, with the first amortization of the principal of the restructured debt taking place in 2024.

     There was no slow-down in the pace of economic activity and for the third consecutive year, the economy grew by 9.2% . According to the Monthly Estimator of Economic Activity (EMAE), economic activity increased by 8.6% year over year during the first quarter of 2006. However, due to a lower employment/GDP elasticity, improvements in the unemployment rate were not as strong as in the previous year. The unemployment rate fell to 10.1% during 2005 fourth quarter, two percentage points below 2004 fourth quarter.

     With an economy growing at high rates, inflationary pressures started to appear during the first quarter of the year. Inflation measured in terms of the consumer price index averaged a 1% monthly increase during the year, with core inflation at a 1.1% monthly average. Regulated prices (mainly public utilities´ tariffs) had a moderating impact on inflation in spite of which, the year ended with a 12.3% increase in prices, almost twice the rate of the previous year. The strong increase in food prices during the second half of the year drove the government to increase export taxes on meat and dairy products and to reach an agreement with the main supermarket chains in December to reduce prices from a list of selected products (mainly food, cleaning and toiletries) by 15%.

     Greater optimism following the successful debt restructuring resulted in the return of positive capital flows to Argentina which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, was reflected in a 15% accrued growth of volumes exported in 2005. Thus, the trade surplus for the year closed at 11,322 million dollars, only 6.5% below 2004’s, despite the 28% growth of imports.

     In this environment of abundant foreign exchange supply and with the public sector as the main buyer of dollars with the purpose of honoring debt commitments with multilateral organizations, the exchange rate that showed seasonal fluctuations similar to those of previous year, and closed 2005 at 3.03 pesos per dollar, slightly above December 2004 levels.

     During 2005 the Government was able to sustain fiscal solvency and the primary result of the non financial public sector reached 19,661 million pesos, more than 13% above previous year’s surplus. Tax collection showed a 21.3% increase at year-end, and taxes with an increased relative participation were mainly represented by Income tax (due to the maintenance of non-taxable minimum incomes and restrictions to companies for inflation adjustment) and social security taxes (due to improvements in employment and formality in labor markets). In general, improvements in collection were the result of an increased inflation, economic activity growth and reduction of tax evasion. As of the second half of the year primary expenses started to grow at a rate stronger than that of revenues and this performance continued during the first quarter of 2006. The items that showed more increases were transfers to provinces due to the tax Co-participation régime and capital expenses.

     The year 2005 was characterized by the higher interest payments and debt amortizations, of approximately 12,000 million dollars, that the government had to face due to different reasons, including the completion of the debt restructuring process and the lack of agreement with the IMF during the year. In order to honor these commitments, the government used the primary surplus of the year and of previous years. In addition, some peso-denominated debt issuance (Boden 14) were placed for 3,000 million pesos and dollar-denominated (Boden 12) for 2,986 million dollars, consequently achieving the renewal of part of the maturities. By mid-December, the government decided to pay off, completely and in advance, its 9,500 million dollar debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006, replacing those reserves at the Central Bank by a dollar-denominated government security with similar yield.

IMF Financing

     In light of the fact that presidential elections would be held on April 27, 2003, a stand-by agreement with the IMF was based on a short-term transitional program (January 1 – August 31) aimed at maintaining macroeconomic stability during the political transition. After the transitional program, a new 36-month stand-by agreement in an amount of approximately US$12.5 billion (equivalent to amortizations payments falling due during the period) was signed with the IMF on September 10, 2003. Under the terms of that agreement, the World Bank and the IDB would maintain the levels of their exposure to Argentina and the Government would pay interest on all its indebtedness with international financial institutions from its own resources.

     Fiscal and monetary targets agreed on with the IMF were met in excess during the first semester of 2004, even though structural reforms such as the reform of tax revenue-sharing method between Government and Provinces and the renegotiation of public services contracts showed a lack of significant progress. In August 2004, the Argentine Government decided to temporarily call off the agreement with the IMF, until the defaulted public debt restructuring process was completed. From then on, Argentina started to pay not only the interests payable to the IMF (as it was doing in accordance with the agreement) but also principal payments, thus reducing the total debt with the entity.

     After the completion of the debt restructuring process in June 2005, discussions with the IMF were resumed but no agreement was reached, so Argentina continued to make full payments on principal falling due during the whole of 2005. By mid-December, the government decided to cancel, completely and in advance, its 9,500 million dollar debt with the IMF making use of accumulated international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006 and Argentina will no longer be subject to quarterly revisions by the IMF since there is no program currently underway. Since Argentina maintains its membership in the IMF, it will continue to be monitored by the IMF on a yearly basis according to the provisions of article IV of the IMF charter.

International Monetary Situation

     One of the main characteristics of 2005 was the positive balance of world economic growth despite the increases in oil prices. The coincidence of both factors timing could be the result of an increase in world demand, that would be the cause of a significant trade flow dynamism and an increase in raw material prices, mainly energy and metals. This global economic framework of high growth favorably impacted on Argentina, given the high prices of commodities and oil in particular, of which Argentina is a net exporter. Furthermore, strong growth in Southeast Asia, namely China, also had a positive impact on the domestic economy, due to the fact that being one of the world’s largest economies it maintained a remarkable dynamism in investment, consistent with an expansion model that seeks the development of exporting platforms.

     The relative increase of work-force resulted in a lower growth of wages, partially offseting the increase in energy expenses and curbing inflationary pressures. This allowed central banks to maintain a high liquidity in times of strong economic growth, without building up inflationary expectations in the medium term. Long-term interest rates remained low, as a result of the high credibility of central banks in combating inflationary pressures.

     In this environment, the US Federal Reserve continued with its policy of gradual increases of the Federal Funds rate, from 2.25% at beginning of the year to 3.75% at 2005 year-end. On the other hand, in Europe, with more uncertainty regarding growth, the European Central Bank (“BCE”) maintained official rates unchanged almost throughout the year, starting the tightening cycle only in December with a hike of 25 basis points.

     The interest rate differentials became, together with positive productivity differentials as compared to other areas, a support for the dollar, despite the high current account deficit of the US economy. During 2005, the US dollar strengthened by 14% both as compared to the Euro and to the Yen. Conversely, in the region, Latin American currencies, such as the Real (Brazil), Chilean peso and Mexican peso, appreciated in relation to the US dollar. In particular, the Brazilian real appreciated by 12%, reaching an exchange rate of R$2.325 per dollar at the end of 2005.

The Financial System

     During 2005, and after 4 consecutive years, the financial system began to show positive earnings in the aggregate. Improvements were sustained by the gradual recovery in interest margins and a reduction of the costs associated to the 2002 crisis. The increase in the financial margin resulted mainly from the mismatch of CER (CPI inflation) vs. nominal interest rates in a context of rising inflation and negative real interest rates.

     Another outstanding factor was the strong growth of loans to the private sector, one of the more dynamic variables in the financial system, and the strong rediscount amortizations. In this sense the abundant liquidity allowed the banks to cancel in advance almost 30% of their liabilities with the Central Bank.

     In the financial system on average, there still persists a high exposure to public assets and this situation is being corrected very slowly due to the fact that at the same time during 2005 the financial system placed a large proportion of its excess liquidity in bills and notes issued by the Central Bank. Simultaneously, the solvency of the banking system improved during the year due to the capitalization of several institutions by their majority shareholders.

Deposits and Loans

     Total deposits of the financial system, in pesos and in dollars, grew by approximately 18%, at a slower pace than in the previous year. Deposits of public sector only grew 8% (these had doubled in 2004), while deposits of the private sector showed a very positive performance, with an increase over 21%. This change in deposit distribution was the result of the reduced savings capacity of the government, despite its relevant primary fiscal surplus, due to the higher volume of both local and foreign debt maturing during the year.

     In the private sector, term deposits increased their share in total deposits after growing 21% during 2005, probably due to the gradual rise in interest rates, while deposits in checking accounts continued growing significantly, showing an approximate variation of 28%. On the other hand, 2005 represented the end of Cedros (re-scheduled deposits), with the last series maturing during that period.

     The most dynamic financial variable of 2005 were loans to the private sector, accounting for 35% increase, associated both to a higher demand fueled by improvements in the economic situation, and to a healthier condition of the overall financial system.

Interest Rates

     Interest rates for deposits maintained an upward trend during the year, consistent with the evolution of the inflation rate. The average rate of 30-day deposits in pesos rose by 200 basis points during the year, reaching a 5% average in December, while wholesale rates showed a more significant increase of 350 basis points. However, these continued to be negative in real terms, in view of the overall liquidity of the financial system, considering both the integration of legal reserves requirements and holdings of BCRA bills and notes. The Central Bank’s policy as regards Argentine Central Bank Bills (“Lebac”) was to continue to shorten terms and to avoid validating increases in interest rates, due to the continuous need to absorb pesos through these instruments originating in the exchange rate policy. Therefore, the stock of Central Bank’s bills and notes increased 75% during the year. On the other hand, as regards the repo market, the Central Bank consolidated the system by establishing a corridor for rates on direct and reverse repo operations.

International Reserves

     The Central Bank maintained a policy of reserve accumulation during the year which contributed to sustain the nominal exchange rate. An increase of approximately 8,500 million dollars in reserves was accomplished, taking advantage of the significant trade surplus and additional capital inflows fueled by the end of the debt restructuring process by mid-year. This was possible despite the fact that, due to the lack of agreement with the IMF, the government had to pay in full all the interest and capital amortizations becoming due during the year. At the end of 2005, the government decided to devote part of the international reserves to the prepayment of the overall debt of 9,530 million dollars to the IMF, a transaction that was settled at the beginning of 2006.

Circulation and Monetary Base

     Monetary base grew by 10% on average during the year. Similarly to previous years, monetary base expansion derived mainly from the external sector. The basic target of the monetary program was accomplished after a significant absorption effort, not only through Lebac and Nobac tenders, but also through the contribution of the financial system that reduced rediscounts with Central Bank, in accordance both with the predetermined schedule and through advanced cancellations. The public sector continued to contribute to the monetary base contraction by purchasing dollars with its fiscal surplus in order to honor its debt obligations denominated in dollars.

     During the year, the Central Bank reduced reserve requirements for the financial system on several occasions, since the remarkable expansion of the demand for currency in circulation (which grew by 30%, more than the previous year) was jeopardizing the fulfillment of the monetary base growth targets established in the Monetary Program.

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

     Our original bylaws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our bylaws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on December 19, 2005 under No. 16335, Book 30 of Corporations (sociedades anónimas). Pursuant to current corporate bylaws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the amendment to our bylaws that reflected the name change.

     The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institutions. The Bank is also subject to inspections by the Central Bank, on which basis a “rating” is assigned to the Bank. See “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

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

     On November 5, 1999, Banco Francés S.A. and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which Banco Francés acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for the amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A., a trust company, for the amount of Ps.79,000. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting to Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca S.A. were transferred to Banco Francés, with full integration of operations and systems.

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

     On March 9, 2005, Banco Francés sold to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. all of its participation interest in Credilogros which represented 69.52% of the capital stock of such entity (see Note 1.4. to the Consolidated Financial Statements). This operation is subject to approval from the Central Bank (see Note 1.4. to the Consolidated Financial Statements).

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

     Credilogros and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest, in November 2001. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance obtains financing through loans granted by the Bank and other domestic financial institutions. On October 31, 2003, subject to the approval of the Central Bank. Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros applied the proceeds to repay a loan from Banco Francés for a total of Ps.11.7 million plus interest. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock to Banco Francés.

     On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for Ps.13.0 million. Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited for Ps.580,000 while the remaining 95% was acquired by Atuel Fideicomisos S.A.

     Banco Francés (Cayman) Ltd., was as of December 31, 2003 a wholly owned subsidiary formed in 1998. As of December 31, 2003, this subsidiary, with total assets of US$950.8 million registered a gain of US$121.6 million. Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited. See Note 1.5. to our Consolidated Financial Statements. The sale price amounted to US$238.5 million, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. Banco Francés has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows: Ps.200 million of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders’ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, and Ps.11 million was charged to income (loss) for the year ended December 31, 2004.

BUSINESS OVERVIEW

     Our strong corporate culture, with our customers and our team of professionals as cornerstones, enhances our franchise differentiation. Banco Francés is the third largest bank in Argentina in terms of deposits, and the fourth largest in total assets according to statistics published by the Central Bank (Information of Financial Institutions, as of November, 2005). As of December 31, 2005 we had, on a consolidated basis, a total of Ps.10.6 billion in deposits, Ps.16.0 billion in total assets and a market capitalization of Ps.3.4 billion.

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

     Following a four-year recession period, the economy recovered during 2003 and deposits flowed back into the system. The adequate 2004- policy management, reflected in the primary fiscal surplus, the trade surplus and a conservative monetary policy, led us to maintain such economic growth, with stable prices and exchange rates. These conditions remained in place during 2005 and the Argentine economy further expanded while banks strengthened their focus on lending activities within an environment of negative real interest rates that helped to improve their financial margin.

     Accordingly, during fiscal year 2005, Banco Francés successfully bolstered its credit activity aiming at rebuilding its traditional loan portfolio composition, more focused on the private sector than on public sector assets. With a commercial strategy oriented towards our core business, we increased our deposit base by 18%, reaching a 10.5% market share (source: Central Bank) and expanded our net private sector loan portfolio 71%; while maintaining our strength in the transactional business. Furthermore, taking advantage of the sustained recovery of prices of public sector debt in the secondary market, we sold 2,937 million pesos of public sector assets and paid the outstanding balance of loans received from the Central Bank as financial support during the liquidity crisis of 2002. These actions improved our asset and liability structure, with no significant impact on our income statement. The consolidation of our financial margin was attained due to an efficient pricing policy combined with a higher intermediation volume and an increasing CER index variation, given our long CER adjusted position.

     As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly on the Buenos Aires Stock Exchange. The emerging recovery of these activities allowed for successful closings of securities transactions. According to statistics published by the Argentine Mutual Funds Association, we had a 7.21% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”. We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2005, managed Ps.12.8 billion in pension fund holdings, with an 18.81% market share in the aggregate contributions to all AFJPs, according to statistics published by the Pension Funds Association.

     Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in dollars. Following the 2002 crisis, dollar deposits and loans were suspended in Argentina. During 2003, with the stabilization of the exchange rate and according to new regulations from the Central Bank, we began to accept dollar deposits and to grant dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2005. As of December 31, 2005, approximately 7.56% of our loans and 12.11% of our deposits were denominated in dollars.

     The following table presents financial information for our principal business segments for the year ended December 31, 2005.

	As of December 31, 2005 (in thousands of pesos)

	Banking and Financial	Pension Fund Management	Insurance	Eliminations (1)	Total

Total assets	13,990,688	346,858	1,787,736	(141,534)	15,983,748
Total income (2)	2,222,450	334,138	482,760	(180,178)	2,859,170
Total expenses (3)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)
Gain / (Loss) on minority interest in
subsidiaries	(2,850)	(7,843)	(6,458)		(17,151)

Total Net (Loss) / Income	95,266	9,030	12,908		117,204

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses and income tax and tax on minimum presumed income.

     Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 230 branches are complemented by other distribution channels, such as 527 automatic teller machines or ATMs, as of December 2005, a telephone banking service, which answered on average over 700,000 calls per month in 2005, and an Internet banking service called Francés Net, which serves over 166,000 active clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 18 participating banks, and our ATMs are part of the Banelco Network (Red Banelco). The customers of all the participating banks have access to the Banelco Network, which comprises over 3,393 ATMs throughout Argentina, approximately 16% of which belong to Banco Francés.

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

     In December 1996, when BBVA became our principal shareholder, we reaffirmed our universal banking strategy, with the goal of increasing the most profitable business segments of medium and low-income individuals and small and medium-size businesses in the middle market. To this end, in August 1997, we acquired 71.752% of Banco de Crédito Argentino (the “Crédito acquisition”), a retail bank focused on the middle market and consumer banking sectors. This merger allowed us to maximize the strengths of each bank and to implement an ambitious leadership plan that included an expansion plan ~~-~~ starting with a strong initial positioning in each market.

     The liquidity crisis that started in December 2001 and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy toward the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Since 2004 we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. During fiscal year 2005 we kept our focus on the core business, reaffirming our leading position in the market in terms of deposits, strongly growing in private sector loans and achieving asset quality standards better than those previous to the crisis, while we maintained our strength in the transactional business. Meanwhile we carried out significant improvements in the assets and liabilities structure, including a reduction of public sector assets and the repayment of the financial assistance granted by the Central Bank, during 2002 crisis, which accrued a fixed interest rate plus CPI adjustment. Furthermore, most recently, we marked to market part of the National Government bonds, aiming to strengthening our financial conditions.

Banking and Financial Services

     Our financial condition and results of operations for the fiscal year 2005 we are still impacted by the effects of 2002 crisis. Following the strong contraction in financial activity and the redefinition of our commercial strategy toward the transactional business, as an alternative source of income since the second semester of 2003, we resumed our lending activity. During 2005 we reinforced our efforts on expanding our intermediation volume while we continued rendering banking services, which included cash management of means of payment (with emphasis on electronic means), the bank account services for transactional purposes and operation of credit cards and transactional deposit taking.

     Credit facilities included short and medium-term financing, such as overdrafts on demand accounts, personal loans and credit card financing in the retail segment and notes discounted, working capital financing and investment-banking products, such as trustees, in the corporate segment.

     In addition, the structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates, because we have a long CER adjusted position. A significant part of the Bank’s risk assets are variable rate assets, adjusted by CER plus an interest rate. Most liabilities accrue interest at a fixed rate except for certain discount loans granted to Banco Francés by the Central Bank –which were repaid last November 2nd, a Ps.306 million remaining portfolio of rescheduled deposits, known as CEDROS and new CPI adjusted time deposits, totaling Ps.1.5 billion as of December 31, 2005. Accordingly, during fiscal year 2005 we benefited from our long CER position in an environment of negative real interest rate, while we focused on rebuilding our private portfolio pursuing a medium long-term strategy. Furthermore, we also reduced our public sector exposure in order to comply with regulations that limit public sector holdings to 40% of total assets. Public sector loans decreased 33.26% - from Ps.6.9 billion in December 2004 to Ps.4.6 billion by the end of present fiscal year.

     The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans

	December 31, 2005		December 31, 2004		December 31, 2003

	(in thousands of pesos, except percentages)
Public Sector	4,623,626	54.52%	6,927,719	74.73%	6,693,431	80.29%
Corporate	1,786,387	21.06%	1,093,271	11.80%	672,779	8.07%
Middle market	880,266	10.38%	462,995	5.00%	186,687	2.24%
Retail	1,191,197	14.04%	784,738	8.47%	783,456	9.40%

Total	8,481,476	100.00%	9,268,723	100.00%	8,336,353	100.00%

	Deposits

	December 31, 2005		December 31, 2004		December 31, 2003

	(in thousands of pesos, except percentages)
Corporate	2,788,669	26.28%	2,712,696	30.16%	2,895,897	35.85%
Middle market	1,106,171	10.42%	1,023,288	11.38%	830,313	10.28%
Retail	6,718,246	63.30%	5,257,796	58.46%	4,352,006	53.87%

Total	10,613,086	100.00%	8,993,780	100.00%	8,078,216	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies having minimum annual sales of Ps.75 million or companies that belong to an international group. This division has three branches dedicated to serving groups of companies from Argentina, Europe, and the United States and the rest of the world.

     In the fiscal year 2005, BBVA Banco Francés consolidated its leadership in the corporate segment, reporting a remarkable performance in the lending activity as well as in the transactional business.

     Following the favorable macroeconomic evolution and the increasing activity level in this market segment, the Corporate Banking division efficiently managed the needs and requirements of more than 750 customers. The total loan portfolio reached 1,786 million pesos, reflecting a 63.4% growth, which succeeded not only in satisfying market needs but also in creating demand.

     It should be noted that such growth was attained with a strict control of the risk assumed and by the offer of different types of financing lines, such as export prefinancing programmes, structured financing transactions and working capital loans.

     It is also worth mentioning the positive evolution of foreign trade business. In spite of the complex regulatory framework that characterized this business, our remarkable performance, turned the Bank into a reference for companies, both in terms of credit assistance and advisory service.

     The Bank’s capacity to generate transactional services, key to a model of full relation, is based on the geographical, domestic and regional coverage, and on an integrated supply of products and services. This business, which showed a significant growth in net fee income, reported a 42% increase in operating volume in the last year, also positions the Bank as the client’s main entity.

Capital Markets. The restructuring of public debt in default carried out at the beginning of fiscal year 2005 impacted both in investment banking activity and in a further development of the capital market. The exchange offer, in which the Bank took part as regional lead manager for Argentina (together with Banco Nación Argentina and Banco de Galicia), encompassed 81,836 million dollars in securities held by residents and non-residents and achieved an acceptance rate of 76.15% . The level of bond swap under Argentine legislation was of 86.25%, and the value bonds swapped under the system of total clearing, pursuant to all legislations, totaled 23,701 million dollars.

      The 2005 fiscal year featured lower capital markets activity. However, by the year end, Banco Francés launched the Fideicomiso Financiero Radar Series 5 (“Radar Series 5 Financial Trust”) for a total of 841.2 million pesos. This trust was constituted by Préstamos Garantizados Global 2008 (“Global 2008 Secured Loans”) from the Bank’s Treasury. Lead managed and placed by the Bank in Argentina and by Citigroup, this turned out to be the highest issuance by a trust in 2005.

     In the variable income or equity business, which registered lower activity this year, the Bank participated as advisor for Renault D.I.C. in the takeover bid over those shares of Renault Argentina S.A. not controlled by the Renault Group. The operation closed in December and the Renault Group reached 99.06% stockholding. BBVA Banco Francés and Francés Valores S.A. were lead manager and exchange agent, respectively.

     During the fiscal year 2005 the Investment Banking Group continued to perform its financial advisory business, both in financial assessment for terms over one year or first-tier companies, as well as in the analysis of projects and in the business of financing Mergers and Acquisitions.

Trading and Brokerage. As of December 31, 2005, we routinely traded (on behalf of our customers and for our own account) corporate and Government bonds, money market instruments and foreign currency. In the fiscal year 2005, we were one of the most important brokers in the bond market through the MAE (Mercado Abierto Electrónico, an OTC market) and securities market through Francés Valores, an affiliate company registered in Mercado de Valores de Buenos Aires S.A. (MERVAL).

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

     For the second consecutive year, small and medium-sized companies have shown increasing need for financing, both to cover their working capital requirements and to incorporate capital assets. Our Middle Market banking is supported by a 27-business unit structure dedicated to the exclusive service to small and medium-sized companies, has extended specialized service in response to the growing demand for credit and to requirements for transactional products of over 6,700 customers.

     In this sense, our loan portfolio amounted to 880 million pesos, reporting an 90.12% interannual growth. Liabilities managed by the Bank showed, in turn, a 8.10% increase, reaching 1,106 million pesos.

     The evolution of fees and foreign exchange trading also constituted key elements to management during 2005, reporting a 25% growth with respect to the level reached the previous year, totalling 66 million pesos.

     Likewise, as in the previous year, the levels of activity in those segments linked to foreign trade and agriculture was prominent.

     As to human resources, the whole commercial staff took part in the process of “certificación en riesgos” (“Risk Certification”) implemented during the course of the year, and studied specialization and training in risk management in depth.

     In turn, training continued in specific resources in the agricultural business and to foreign trade technical experts in business units in the interior of the country.

Retail Banking. The Retail Banking division is in charge of commercial relations with individuals and small companies.

     As of December 31, 2005, this division served about 1.4 million individuals through a network of 230 branches. In late December 2005, intermediation volume accounted for over 8 billion pesos, with a 51.8% increase in loans and a 27.3% growth in deposits.

     For the purpose of boosting growth in business on each market segment, Retail Banking employs a consolidated management model, articulated on the following main principles:

  Consistent customer focus with quality service and product innovation serving as the two main cornerstones of the value proposal.

  Permanent customer orientation, with an attitude towards service and strategic products as the two main pillars of the value proposal.

     We continued to focus on innovation of strategic products with higher value and quality aiming to reinforce relationships with existing customers and to attract new customers and balancing the processes of efficient service and effective sales.

     The following are our main operating items in 2005:

Personal and Mortgage Loans: The personal loans plan have been extended with improved credit support, by means of a personalized offer. Management was focused upon the Salary Plan segment lending up to five salaries, and with pre-approved mass commercial actions, which facilitate sales. Furthermore, we began to grant new loans through alternative channels, planning to expand such action to include our website in 2006.

     In 2005 we were able to double our sales, to 290 million pesos, as well as our loan portfolio, which grew by 165 million pesos in the year.

     As to Mortgage Loans, we consolidated and increased the set of products offered to cover all financing and purpose possibilities that may arise. This broad range of alternatives is called Flexible Mortgage. The financial system showed a decreasing trend in the stock of mortgages, which did not level out until the second quarter; however we were able to maintain our portfolio, representing a 150% growth in sales.

Deposits: In terms of deposit, throughout the year we have carried out different commercial actions, which led to an increase in portfolio of approximately 1,430 million pesos.

     As a result, concrete commercial actions including ‘El Libretón’ were promoted, offering a variety of attractive prizes, and promoting saving campaigns, proving brand and product awareness and acceptability.

Insurance: In 2005, the insurance business broadened its offer to the segment of private customers and businesses, reinforcing its prominent position.

     In car insurance, we worked in alliances with the main insurance companies in the country, being able to offer a better product in the market.

     Besides the current products and according to the needs perceived, we provided thematic insurance together with our thematic cards, incorporated a provision for “cessation” and / or “unemployment” over account debit balances, credit cards, and loans and broadened our coverage of personal accident insurance.

Payrolls: One of the key products managed by the Bank has been the direct deposit of salary plans, which continued its growth and attracted more companies to utilize this service. This development positioned the Bank among the market leaders: as of December 2005, over 6,000 companies –with approximately 403,300 employees- credited their salaries through our branch office network.

Vip BBVA: The Banca Vip (“Vip Banking”) division continued its positive trend and reinforced its presence in the high value segments of individual customers. In spite of the constant changes in the financial market, customers showed a favorable response toward the tailor-made services offered by Banco Francés, including personalized contact and products with benefits. The segment grew 25%, amounting to 23,000 active customers at the end of the present fiscal year.

     Among the commercial actions, the most prominent was Cuenta Premier, a set of tri-monetary accounts and two credit cards: Visa and Mastercard, with a further benefit of the Plan Puntos system over purchases made by either card (debit and/or credit) and the exclusive discount plan.

E-Banking:

ATMs: As in previous years, we maintain a leading position over our competitors in the number of transactions through ATMs. Banco Francés holds the highest operational volume, reaching an annual average of 3.8 million transactions, mainly due to our high level of availability (95.5% on average), again leading the rest of the system.

     During the present fiscal year Banca Automática (“Automated Banking”) satisfactorily passed the maintenance audit carried out by IRAM, thus ratifying its International Quality Certificate ISO9001:2000.

     With respect to the transaction migration plan, the 670 Francés Autoservicio (Self-service) terminals played a fundamental role as a direct derivation channel for branches. These account for 12% of migrating cash transactions, improving 10% over last year.

     Advertising on ATMs continued its success allowing for the spread of non-banking advertisements as well as those for own products, thus validating the service as an important tool for promotion.

Internet - Francés Net: Stemming from the high quality of internet service demanded by customers used to operating through this channel, Francés Net has registered the highest rates of acceptability and growth rate, reporting over 5 million monthly transactions made by more than 160,000 customers.

     During 2005, 3.2 million pesos in investment transactions in shares, bonds, mutual funds and time deposits, transfers, payments and purchases were operated through ‘Tienda Virtual’.Purchases deserve a special mention, since this method is the first safe means of payment over the Internet through a debit account, allowing payment transactions online and providing total security in transactions.

     During the last 12-month period transactions grew over 70%, from a total of 2.9 million to more than 5 million. This rate of growth is continuing with new clients joining as they discover the advantages of Home Banking as well as new transactions for all users.

Means of payment: The year 2005 saw the relaunching of means of payment in Banco Francés:

  The product was strongly promoted in the market through differentiation strategies. With a more aggressive investment in advertising and promotion campaigns, the Bank linked itself to chains dealing in household appliances, cell phones, fuel, clothing and supermarkets, to offer substantial discounts and interest-free installment-payment plans to those paying for their purchases by these means.

  Personalized activities (micromarketing) were carried out seeking to increase volume activity, average consumer spending and adherence of services to automatic debit.

  Several commercial strategies implying area discount plans were carried out in businesses with regional presence in the interior of the country.

     An improvement in the product brought about an increase in sales and activity, in an extremely competitive market. Sales reached 85,000 plastic cards, 117% over last year, consumer spending increased 40% and the stock of active cards 25%.

Credit Cards and Debit Cards: Since the economic crisis of 2001, the first major credit product to regain acceptance was the credit card, which was easy for consumers to acquire and for financial institutions to sell. The economic jump of this product started in 2004 and steadfastly increased in 2005, with big players investing strongly in publicity and promotion. Debit cards were promoted along credit cards, as a way of increasing not only sales but also consumption volume.

     Credit and debit cards generate income for the Bank in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and, in the case of credit cards, financing and penalty charges.

     We issue mainly “Visa” and “MasterCard” credit cards, with the latter brand launched in 2005 to give our clients two strong options and increase the use of our credit cards, and debit-only cards (i.e. Visa Electron). We had a total credit card base of 783,966 as of December 31, 2005. We hold the third largest Visa card market share, gaining one position from 2004, with 10.48% of the consumption volume market and 10.00% in current credit cards. Our Visa Electron client base as of December 31, 2005 consists of approximately 1.16 million debit-only cards, representing 15.30% market share, and generates 19.35% of the consumption volume market making us the second largest player in that arena.

     In 2005, we continued offering securities brokerage services to our individual clients whereby over-the-counter transactions are executed directly through us, and Stock Exchange related transactions through Francés Valores. We similarly offer the services of Francés Inversiones, a telephone banking advisory service, and Francés Net, an electronic service, through which our clients may conduct securities and other transactions. Although clients are not charged for these services, we collect fees for brokerage services performed on behalf of any customer.

Trust Banking. Since 1996, we have organized a wide variety of trusts for large, medium and small customers in the private sector, for governmental entities and for multilateral organizations. Our Trust Banking division excelled in organizing guarantee trust funds for export pre-financing, bringing together producers and investors. Trust banking transactions decreased 8.3% as compared to fiscal year 2004, generating an 11.1% drop in receivable fees. This decrease was due to the maturity of trust agreements, in especially with the Provincial Development Trust Fund. Our commercial strategy was focused on strengthening the synergies between the activities of the Trust Banking division and other banking activities, aiming to maximize profitability.

Asset and Pension Fund Management

     BBVA Banco Francés continued to be a reference in investments advisory services and management, whether directly through portfolio management or indirectly through the offer of Mutual Funds that are part of the group of funds known as the “FBA Management”.

Mutual Funds

     Francés Administradora de Inversiones S.A, in its capacity of Fund Manager, continued during 2005 to manage FBA Management products. This resulted in good performance of investments both from individual and institutional customers, and for FBA products to rank in leading positions in terms of yield as compared to competitors, in the following categories: variable income funds Argentina (FBA Calificado), Latinamerican Flexible Dollar Fixed Income Funds (FBA Bonos) and Dollar Mixed Income (FBA Total).

     The FBA family grew from an equity management of 521.52 million pesos at the end of 2004 to 799.86 million pesos upon the closing of 2005 fiscal year, with a market share of 7.21%(1) of total mutual funds.

     In respect to fixed term funds, FBA Renta Pesos, which is the only fund that allows subscriptions and redemptions, ended the year with a net worth of 176.51 million pesos. Like in the previous fiscal year, the rest of the fixed term funds (FBA Ahorro Pesos, FBA Renta Dólares, FBA Ahorro Dólares) continued allowing only the redemption option all year round.

     In mutual funds asset management, FBA Management Fondos de Mercado showed a significant growth: from Ps.325.09(1) million under management in December 2004 to Ps.595.55(1) million by 2005 year-end, with a 7.92%(1) market share. It should be noted that while total Market Funds showed an 82.89%(1) increase in net worth, during the period, the Market Funds of the FBA family increased their net worth by 149.53%(1). Among the different funds, FBA Calificado had a remarkable performance ending with a 327.24 million pesos net worth compared to 195.42 million pesos in 2004. Likewise, FBA Horizonte increased its net worth from 10.57 million pesos in 2004 to 159.78 million pesos in December 2005.

    As of December 31, 2005, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos

FBA Acciones Globales	41,821
FBA Total	11,839
FBA Renta	15,817
FBA Renta Pesos	176,512
FBA Renta Dólares	4,761
FBA Bonos	9,780
FBA Calificado	327,246
FBA International	526
FBA Ahorro Dólares	15,443
FBA Ahorro Pesos	550
FBA Renta Fija	24,452
FBA Renta Premium	8,952
FBA Horizonte	159,783
FBA Europa	1,031
FBA EE.UU.	781
FBA Renta Corto Plazo	567

Total	799,861

     (1) Source: “Cámara Argentina de Fondos Comunes de Inversión”

Portfolio Management

     During the 2005 fiscal year, Banco Francés renewed its commitment to customized portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

     Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2005, we owned 53.89% of Consolidar AFJP, a pension fund manager that is operated jointly with BBVA. As of December 31, 2005, Consolidar AFJP managed Ps.12.8 billion in pension fund holdings (with a 18.81% market share in collections).

Insurance

     We provide advisory services to our customers in the selection of the adequate coverage of risks related to life, personal accident and home insurance and ATM’s theft insurance, with a range of products offered by certain insurance companies.

     Additionally, as part of our overall business, we have equity interests in some of the following companies: 12.22% of the capital stock of BBVA Seguros S.A., 65.96% of Consolidar Compañía de Seguros de Vida S.A. (a company that offers life insurance to the persons with retirement accounts at Consolidar AFJP), 66.67% of Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans) and 12.5% of Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Law). BBVA holds the remaining shares in these four companies.

     At December 31, 2005, Consolidar Retiro reached a 22.81% market share in the number beneficiaries. Labor risk insurance provider, Consolidar ART increased its insured clients from 56,535 companies and 794,021 employees in December 2004 to 62,442 companies and 865,867 employees by 2005 year-end (equivalent to a 10.45% and 9.05% respective growth.)

International Operations

     Since the economic and financial crisis that started at the end of year 2001 the access to international markets for Argentine companies have been very limited.

     Notwithstanding this constraint we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

     During fiscal year 2005 we have signed an agreement with Inter American Development Bank (IADB) that will guarantee trade related transactions up to three years. Also we have signed a similar program with International Finance Corporation (IFC) with similar characteristics. As of the end of fiscal year 2005 BBVA Banco Francés was the only Argentine bank to have signed such agreements.

     These aforementioned agreements signify our confidence in our ability to assist and service the increasing demand for imports of capital goods.

Cost Controls and Efficiency Improvements

     During fiscal year 2005, we continued to maintain a strict control on administrative expenses, keeping expenses in line with the inflation target for the period. Leveraged by increasing recurrent earnings, we were able to substantially improve the efficiency ratio (measured as administrative expenses over ordinary margin) lower than 50%.

     Furthermore, our corporate guidelines include an efficiency follow-up model that was applied during 2005 to strictly control immobilized assets as well as the reinvestment of assets not related to the business.

     The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2005, 2004 and 2003:

	As of December 31, 2005

	Banking Financial

	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	13,839,847	86,734	64,107	13,990,688	346,858	1,787,736	(141,534)	15,983,748

Financial income	1,412,036	27,469	3,093	1,442,598	40,067	183,627	(12,140)	1,654,152
Service charge income
and other income	757,620	16,267	5,965	779,852	294,071	299,133	(168,038)	1,205,018
Total income (1)	2,169,656	43,736	9,058	2,222,450	334,138	482,760	(180,178)	2,859,170

Financial expenses	(617,332)	(3,551)	(79)	(620,962)	(124)	(3)	12,140	(608,949)
Allowances for doubtful
loans	(109,265)	(4,970)	(393)	(114,628)	-	-	-	(114,628)
Operating expenses	(564,742)	(24,751)	(2,550)	(592,043)	(141,146)	(44,302)	1,656	(775,835)
Other expenses	(791,684)	(3,703)	(1,314)	(796,701)	(175,995)	(419,089)	166,382	(1,225,403)
Total expenses (2)	(2,083,023)	(36,975)	(4,336)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)

Loss on minority interest
in subsidiaries	(1)	(1,850)	(999)	(2,850)	(7,843)	(6,458)	-	(17,151)

Total net income / (loss)	86,632	4,911	3,723	95,266	9,030	12,908	-	117,204

	As of December 31, 2004

	Banking Financial

	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	14,275,608	98,603	29,119	14,403,330	311,420	1,545,654	(218,732)	16,041,672

Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income
and other income	675,257	14,191	1,340	690,788	245,905	514,454	(136,887)	1,314,260
Total income (1)	1,626,843	38,106	2,591	1,667,540	281,717	663,154	(143,326)	2,469,085

Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful
loans	(49,464)	(2,260)	(278)	(52,002)	-	-	-	(52,002)
Operating expenses	(474,568)	(26,907)	(2,018)	(503,493)	(133,296)	(44,143)	1,103	(679,829)
Other expenses	(719,669)	(5,495)	(383)	(725,547)	(141,392)	(588,884)	135,784	(1,320,039)
Total expenses (2)	(1,704,715)	(36,389)	(2,743)	(1,743,847)	(276,330)	(633,379)	143,326	(2,510,230)

Loss on minority interest
in subsidiaries	(7)	(779)	505	(281)	(2,484)	(10,136)	-	(12,901)

Total net income / (loss)	(77,879)	938	353	(76,588)	2,903	19,639	-	(54,046)

	As of December 31, 2003

	Banking Financial

	BBVA Banco Francés S.A.	BBVA Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets (3)	12,248,072	2,506,379	54,992	11,846	14,857,289	298,830	1,332,840	(131,120)	16,357,839

Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income
and other income (3)	1,094,203	89,612	22,230	147	1,206,192	186,902	342,025	(82,995)	1,652,124
Total income (1)	2,257,384	652,680	32,858	747	2,943,669	233,482	460,236	(102,027)	3,535,360

Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Allowances for doubtful
loans	(73,203)	-	(4,164)	(139)	(77,506)	-	-	-	(77,506)
Operating expenses	(539,465)	(6,155)	(23,165)	(1,713)	(570,498)	(105,906)	(35,655)	652	(711,407)
Other expenses (3)	(972,796)	(2,985)	(5,114)	(284)	(981,179)	(95,052)	(395,347)	82,343	(1,389,235)
Total expenses (2)	(2,767,295)	(478,024)	(42,983)	(3,845)	(3,292,147)	(213,883)	(485,438)	102,027	(3,889,441)

Gain on minority interest
in subsidiaries (3)	-	-	3,027	1,812	4,839	(8,065)	8,070	-	4,844

Net monetary loss	1,548	-	(100)	(195)	1,253	(2,099)	(245)	-	(1,091)

Total net income / (loss)	(508,363)	174,656	(7,198)	(1,481)	(342,386)	9,435	(17,377)	-	(350,328)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements relating to Argentine Central Bank regulations (see Note 3.5.18. to the Consolidated Financial Statements).

Information technology

     During the year 2005, we focused on four main subjects:

  Update of the whole technological infrastructure at branch offices,

  Biannual plan for the updating and upgrading of the central technological infrastructure, including high, middle and low platforms.

  Strong support to the business during the launch of products, and

  Corporate projects related to internal control and risk management.

     As for the 2002 crisis, in a setting in which the financial sector was adversely affected, the Bank concentrated on dealing with the crisis and holding down costs; this led to the postponement of infrastructure update projects.

     In view of the clear recovery in the levels of activity and profitability registered since 2004, the launching of a significant number of technological updating projects was reconsidered. These projects were already necessary to ensure operating continuity and go along with growth in business.

     The most important project taken up this year was the update of the whole technological infrastructure at our branches, which includes communications, servers, user desktop and peripherals. This project not only involves the change of hardware, but also the implementation of a new and completely innovative technological architecture and the replacement of existing proprietary terminals with ones in compliance with JAVA standards. Some of the benefits associated with its implementation are:

  Substantially improved efficiency, with significant reduction in processing time at branches,

  Reduction of equipment maintenance costs,

  Cost savings on software leases,

  Improved information security,

  Higher availability in jobs,
  Facilitates implementation of new applications and tools, and

  Lays the foundations for further incorporation of technology into the processes of branches.

     In the first semester of 2006, deployment of new technology will be completed at all branches.

     An ambitious biannual plan gained momentum during 2005, which consisted of updating and expanding the of central processing resources of high, middle and low platforms.

     Among the main actions implemented are:

  Extension of processing capacity of Mainframe.

  Change in storage technology and extension of its capacity.

  Reengineering of intermediate platform with SUN technology.

  High availability for Windows-Intel platform.

  Changes in communication infrastructure.

      Actions regarding the support of business areas

  The sales process flow was automated, which will allow decentralization of product provisioning over the branches networks,

  Alternative channels were given new and significant functionality,

  The mass sale process was redesigned,

  Continued implementation of document digitalization technology for various processes,

  Optimized foreign trade business using image technology and strengthened transactions available over Francés Net,

  Full reengineering of the net collection system,

  Deployed NetCash (a new corporate product for banking over the Internet), and

  Continued progress on relaunching the following products:
–	Credit cards (models and processes)

–	Mortgage loans

–	Insurance

–	Foreign currency (processes, accounts, channels, costs)

–	New financial products

     In terms of internal control and risk management, the year was marked by the continuation of large corporate projects, which have entered into more advanced stages:

  Sarbanes Oxley

  Basle II – RAR
  Business Continuity Plan

  Prevention of money laundering

     Lastly, also worthy of mention is the realization of infrastructure to facilitate growing commercial plans (opening of branches, remodeling, Mortgage center, banca Vip), and the construction of new facilities to house and protect the magnetic media of the Computing Center

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

     As of December 31, 2005 and 2004, BBVA owned approximately 75.59% and 75.97%, respectively, of Banco Francés’ capital stock.

     BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2005, BBVA, through its subsidiaries, has a presence in 14 American countries and several countries throughout Europe, with 3,578 branch offices in Spain and 3,832 branch offices outside Spain, and 31,154 employees in Spain and 63,527 employees outside of Spain.

     BBVA is a global financial group, organized in four major business areas: Retail Banking in Spain and Portugal, Wholesale and Investment Banking, Banking in America (includes Mexico) and Corporate Activities.

     The tangible benefits provided by the BBVA Group to the Bank are the following:

  Sharing of technology;

  Development of new banking products that have been customized for the Argentine market;

  Leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

  BBVA’s participation in Banco Francés as a shareholder is both long term and strategic.

Subsidiaries of Banco Francés

     We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2005, managed Ps.12.8 billion in pension fund holdings, with a

18.83% market share in collections in Argentina. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

     Until recently we provided certain financial services to customers in the lower-income segment through our subsidiary Credilogros. On March 9, 2005 we entered into sale-purchase agreement with Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A., whereby we sold our equity investment in Credilogros. Prior to that transaction, the capital stock structure of Credilogros, as of December 31, 2005, was as follows:

Banco Francés	69.5271%
Banco Bilbao Vizcaya Argentaria S.A.	29.9475%
Inversora Otar S.A.	0.5254%

     Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. During 2005, total transactions increased from 4,468 to 7,174, with total financing – including leasing operations – amounting to approximately Ps.100 million. Out of total transactions, 320 correspond to financing the purchase of Nissan cars, 717 to second hand cars and the remaining 6,010 to Renault cars. We hold a 40% equity interest in this company, which capital stock consists of 20,000,000 shares of common stock with a par value of Ps.1 each.

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

     Until May 2002, we offered financial services in Uruguay through BBVA Uruguay. On May 13, 2002 we sold our 60.88% interest in BBVA Uruguay to BBVA.

     The following chart reflects Banco Francés’s subsidiaries as of December 31, 2005:

(1)	The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005 (see Note 1.4. to the Consolidated Financial Statements).
(2)	On February 4, 2004, Atuel Fideicomisos S.A. acquired 95% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited.

The following information is related to subsidiaries and affiliates as of December 31, 2005:

Subsidiary or Associated Company	Country of Incorporation/ Residence	Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos) (4)

Atuel Fideicomisos S.A. and subsidiary(1)(3)	Argentina	99.99%	Trust services	13.5
			Stock exchange
Francés Valores Sociedad de Bolsa S.A.(1)(3)	Argentina	99.97%	brokerage	8.7
Credilogros Compañía Financiera S.A.(1)(3)	Argentina	69.53%	Financial Institution	38.8
Consolidar Cía. de Seguros de Retiro S.A.(1)(3)	Argentina	66.67%	Insurance	46.7
Consolidar Seguros de Vida S.A.(1)(3)	Argentina	65.96%	Insurance	82.7
			Pension and Retirement
Consolidar AFJP S.A.(1)(3)	Argentina	53.89%	Fund Administrators	263.2
PSA Compañía Financiera S.A.(1)(3)	Argentina	50.00%	Financial Institution	24.1
Rombo Compañía Financiera S.A.(3)	Argentina	40.00%	Financial Institution	30.2
			Workers Compensation
Consolidar ART S.A.(3)	Argentina	12.50%	Insurance	151.9
BBVA Consolidar Seguros S.A.(3)	Argentina	12.22%	Insurance Company	43.7
Assurex S.A.(2)	Argentina	12.50%	Insurance Broker	0.1

(1)	For information regarding the number of shares we hold in such entities, see Note 2. to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of June 30, 2002.
(3)	Total stockholders’ equity as of December 31, 2005.
(4)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of Banco Francés, if applicable.

Equity Investments

     The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2005.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)

Coelsa S.A.(1)	Argentina	10.00%	Clearing house	1.5
Interbanking S.A. (1)	Argentina	9.09%	Information services for financial markets	12.3
Argencontrol S.A. (2)	Argentina	7.71%	Agent Mandatary	0.9
Sedesa S.A. (1)	Argentina	8.12%	Deposit Guarantee Fund	11.8
Banelco S.A. (4)	Argentina	11.43%	Nationwide ATM network & credit card
			Administration	48.4
Visa Argentina S.A. (3)	Argentina	5.00%	Credit card issuer	23.2
AIG Latin American Fund (5)	Virgin Islands	19.48%	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2004.
(2)	Total Stockholders’ Equity as of December 31, 2003.
(3)	Total Stockholders’ Equity as of May 31, 2005.
(4)	Total Stockholders’ Equity as of November 30, 2005.
(5)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

     Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

     At December 31, 2005, our branch network consisted of 230 branches, of which 114 were located in properties that we own and 116 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

     The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 17. to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

     The dollar-denominated assets and liabilities reflect balances held by Banco Francés and Banco Francés (Cayman) Ltd. (for fiscal years ended up to December 2003). Banco Francés (Cayman) Ltd operated exclusively in dollars, while Banco Francés operates both in dollars and in pesos.

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

     For the fiscal year ended December 31, 2003, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, was calculated on a monthly basis restated into February 2003 pesos in the case of the financial information of Banco Francés and its Argentine subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

     For the fiscal years ended December 31, 2004 and 2005, the average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of Banco Francés and its Argentine subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

     The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2005, 2004 and 2003. Average balances do not include the adjustments to prior years income (loss) mentioned in Note 3.5.18. to the Consolidated Financial Statements. These adjustments do not have an impact on Interest-earning assets or Interest-bearing liabilities.

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned /paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)

	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	2,103,943	207,703	(0.65)%	1,060,651	170,136	7.53%	770,114	69,593	6.87%
Dollars	542,603	6,242	(6.76)%	870,829	33,282	0.13%	2,244,896	5,454	(44.00)%

Total	2,646,546	213,945	(1.90)%	1,931,480	203,418	4.19%	3,015,010	75,047	(31.00)%

Loans(4)
Private Sector
Pesos	2,640,539	304,134	0.84%	1,680,780	229,900	5.34%	1,271,305	227,591	15.56%
Dollars	695,066	37,074	(2.90)%	496,364	26,471	1.59%	907,028	34,459	(42.01)%

Total	3,335,605	341,208	0.06%	2,177,144	256,371	4.48%	2,178,333	262,050	(8.41)%

Public Sector
Pesos	6,150,407	899,429	3.65%	6,561,812	555,672	0.51%	7,065,043	533,892	5.42%
Dollars	49,099	—	—	—	—	—	138,936	11,615	(39.46)%

Total	6,199,506	899,429	3.62%	6,561,812	555,672	0.51%	7,203,979	545,507	4.55%

Deposits with the Central Bank
Pesos	729,166	17,434	(7.41)%	108,931	643	(6.79)%	942,216	8,723	(1.08)%
Dollars	431,764	7,927	(6.13)%	—	—	—	—	—	—

Total	1,160,930	25,361	(6.94)%	108,931	643	(6.79)%	942,216	8,723	(1.08)%

Other assets
Pesos	1,164,771	85,821	(2.91)%	787,658	44,587	(2.09)%	456,619	52,335	9.25%
Dollars	101,121	15,422	6.24%	262,881	16,666	2.56%	324,895	37,295	(37.72)%

Total	1,265,892	101,243	(2.18)%	1,050,539	61,253	(0.93)%	781,514	89,630	(10.28)%

Total interest-earning assets
Pesos	12,788,826	1,514,521	1.13%	10,199,832	1,000,938	1.76%	10,505,297	892,134	6.34%
Dollars	1,819,653	66,665	(4.44)%	1,630,074	76,419	0.97%	3,615,755	88,823	(42.76)%

Total	14,608,479	1,581,186	0.44%	11,829,906	1,077,357	1.65%	14,121,052	980,957	(6.24)%

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)

	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	323,807	—	—	1,000,398	—	—	189,076	—	—
Dollars	315,285	—	—	630,871	—	—	400,202	—	—

Total	639,092	—	—	1,631,269	—	—	589,278	—	—

Investments in other
companies
Pesos	62,218	—	—	295,773	—	—	49,004	—	—
Dollars	783	—	—	—	—	—	786	—	—

Total	63,001	—	—	295,773	—	—	49,790	—	—

Property and equipment and
miscellaneous and intangible assets and
items pending of allocation
Pesos	1,201,801	—	—	1,427,228	—	—	1,438,254	—	—

Total	1,201,801	—	—	1,427,228	—	—	1,438,254	—	—

Allowance for loan losses
Pesos	(172,559)	—	—	(192,320)	—	—	(645,982)	—	—
Dollars	(69,057)	—	—	(161,137)	—	—	(351,663)	—	—

Total	(241,616)	—	—	(353,457)	—	—	(997,645)	—	—

Other assets
Pesos	541,249	—	—	275,729	—	—	809,324	—	—
Dollars	63,143	—	—	65,698	—	—	71,991	—	—

Total	604,392	—	—	341,427	—	—	881,315	—	—

Total non interest-earning
assets
Pesos	1,956,516	—	—	2,806,808	—	—	1,839,676	—	—
Dollars	310,154	—	—	535,432	—	—	121,316	—	—

Total	2,266,670	—	—	3,342,240	—	—	1,960,992	—	—

TOTAL ASSETS
Pesos	14,745,342	—	—	13,006,640	—	—	12,344,973	—	—
Dollars	2,129,807	—	—	2,165,506	—	—	3,737,071	—	—

Total	16,875,149	—	—	15,172,146	—	—	16,082,044	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)

	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,189,515	5,536	(9.35)%	2,061,226	10,652	(6.86)%	733,310	4,226	(1.42)%
Dollars	583,270	379	(7.76)%	363,986	306	(3.47)%	273,838	1,582	(43.81)%

Total	2,772,785	5,915	(9.01)%	2,425,212	10,958	(6.35)%	1,007,148	5,808	(12.95)%

Time deposits
Pesos	4,852,674	332,452	(3.38)%	3,972,531	176,391	(3.22)%	4,563,821	475,201	8.22%
Dollars	379,025	4,244	(6.79)%	195,105	1,925	(2.60)%	454,065	5,695	(43.43)%

Total	5,231,699	336,696	(3.63)%	4,167,636	178,316	(3.19)%	5,017,886	480,896	3.54%

Borrowing from the Central Bank
Pesos	1,247,803	171,537	2.86%	1,947,353	170,252	0.77%	2,167,645	123,675	3.60%
Dollars	1,503	3	(7.63)%	2,272	21	(2.66)%	2,907	124	(41.75)%

Total	1,249,306	171,540	2.84%	1,949,625	170,273	0.76%	2,170,552	123,799	3.54%

Borrowings from other financial institutions
Pesos	38,267	1,483	(6.07)%	67,013	1,727	(4.95)%	127,074	11,096	6.57%
Dollars	257,832	13,373	(3.04)%	469,015	13,690	(0.74)%	1,443,772	59,732	(41.82)%

Total	296,099	14,856	(3.43)%	536,028	15,417	(1.27)%	1,570,846	70,828	(37.91)%

Corporate Bonds
Pesos	—	—	—	8,573	1,232	5.98%	17,205	2,043	9.65%
Dollars	317,516	15,612	(3.29)%	406,627	10,929	(0.96)%	465,590	17,451	(42.04)%

Total	317,516	15,612	(3.29)%	415,200	12,161	(0.82)%	482,795	19,494	(40.20)%

Other liabilities
Pesos	391,081	31,522	(2.29)%	528,554	25,426	(2.88)%	707,313	15,563	0.17%
Dollars	37,018	43	(7.71)%	143,762	2,318	(2.00)%	399,434	6,820	(43.18)%

Total	428,099	31,565	(2.76)%	672,316	27,744	(2.69)%	1,106,747	22,383	(15.48)%

Total Interest-bearing liabilities
Pesos	8,719,340	542,530	(3.95)%	8,585,250	385,680	(3.17)%	8,316,368	631,804	5.46%
Dollars	1,576,164	33,654	(5.85)%	1,580,767	29,189	(1.77)%	3,039,606	91,404	(42.45)%

Total	10,295,504	576,184	(4.24)%	10,166,017	414,869	(2.96)%	11,355,974	723,208	(7.37)%

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)

	(in thousands of pesos, except percentages)
Non-interest bearing
liabilities and Stockholders’
equity
Demand accounts
Pesos	1,636,017	—	—	1,122,143	—	—	791,205	—	—
Dollars	13,007	—	—	5,578	—	—	1,306	—	—

Total	1,649,024	—	—	1,127,721	—	—	792,511	—	—

Other liabilities
Pesos	2,789,191	—	—	2,100,406	—	—	1,865,066	—	—
Dollars	210,525	—	—	180,886	—	—	90,733	—	—

Total	2,999,716	—	—	2,281,292	—	—	1,955,799	—	—

Minority Interest
Pesos	182,288	—	—	167,069	—	—	160,582	—	—

Total	182,288	—	—	167,069	—	—	160,582	—	—

Stockholders equity
Pesos	1,748,617	—	—	1,430,047	—	—	1,817,178	—	—

Total	1,748,617	—	—	1,430,047	—	—	1,817,178	—	—

Total non–interest bearing
liabilities and stockholders
equity
Pesos	6,356,113	—	—	4,819,665	—	—	4,634,031	—	—
Dollars	223,532	—	—	186,464	—	—	92,039	—	—

Total	6,579,645	—	—	5,006,129	—	—	4,726,070	—	—

TOTAL LIABILITIES
AND STOCKHOLDERS
EQUITY
Pesos	15,075,453	—	—	13,404,915	—	—	12,950,399	—	—
Dollars	1,799,696	—	—	1,767,231	—	—	3,131,645	—	—

Total	16,875,149	—	—	15,172,146	—	—	16,082,044	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

     The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2005, 2004 and 2003.

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned /paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)

	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	2,103,943	207,703	9.87%	1,060,651	170,136	16.04%	770,114	69,593	9.04%
Dollars	542,603	6,242	1.15%	870,829	33,282	3.82%	2,244,896	5,454	0.24%

Total	2,646,546	213,945	8.08%	1,931,480	203,418	10.53%	3,015,010	75,047	2.49%

Loans(4)
Private Sector
Pesos	2,640,539	304,134	11.52%	1,680,780	229,900	13.68%	1,271,305	227,591	17.90%
Dollars	695,066	37,074	5.33%	496,364	26,471	5.33%	907,028	34,459	3.80%

Total	3,335,605	341,208	10.23%	2,177,144	256,371	11.78%	2,178,333	262,050	12.03%

Public Sector
Pesos	6,150,407	899,429	14.62%	6,561,812	555,672	8.47%	7,065,043	533,892	7.56%
Dollars	49,099	—	—	—	—	—	138,936	11,615	8.36%

Total	6,199,506	899,429	14.51%	6,561,812	555,672	8.47%	7,203,979	545,507	7.57%

Deposits with the Central
Bank
Pesos	729,166	17,434	2.39%	108,931	643	0.59%	942,216	8,723	0.93%
Dollars	431,764	7,927	1.84%	—	—	—	—	—	—

Total	1,160,930	25,361	2.18%	108,931	643	0.59%	942,216	8,723	0.93%

Other assets
Pesos	1,164,771	85,821	7.37%	787,658	44,587	5.66%	456,619	52,335	11.46%
Dollars	101,121	15,422	15.25%	262,881	16,666	6.34%	324,895	37,295	11.48%

Total	1,265,892	101,243	8.00%	1,050,539	61,253	5.83%	781,514	89,630	11.47%

Total interest-earning assets
Pesos	12,788,826	1,514,521	11.84%	10,199,832	1,000,938	9.81%	10,505,297	892,134	8.49%
Dollars	1,819,653	66,665	3.66%	1,630,074	76,419	4.69%	3,615,755	88,823	2.46%

Total	14,608,479	1,581,186	10.82%	11,829,906	1,077,357	9.11%	14,121,052	980,957	6.95%

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)

	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	323,807	—	—	1,000,398	—	—	189,076	—	—
Dollars	315,285	—	—	630,871	—	—	400,202	—	—

Total	639,092	—	—	1,631,269	—	—	589,278	—	—

Investments in other
companies
Pesos	62,218	—	—	295,773	—	—	49,004	—	—
Dollars	783	—	—	—	—	—	786	—	—

Total	63,001	—	—	295,773	—	—	49,790	—	—

Property and equipment and
miscellaneous and intangible assets and
items pending of allocation
Pesos	1,201,801	—	—	1,427,228	—	—	1,438,254	—	—

Total	1,201,801	—	—	1,427,228	—	—	1,438,254	—	—

Allowance for loan losses
Pesos	(172,559)	—	—	(192,320)	—	—	(645,982)	—	—
Dollars	(69,057)	—	—	(161,137)	—	—	(351,663)	—	—

Total	(241,616)	—	—	(353,457)	—	—	(997,645)	—	—

Other assets
Pesos	541,249	—	—	275,729	—	—	809,324	—	—
Dollars	63,143	—	—	65,698	—	—	71,991	—	—

Total	604,392	—	—	341,427	—	—	881,315	—	—

Total non interest-earning
assets
Pesos	1,956,516	—	—	2,806,808	—	—	1,839,676	—	—
Dollars	310,154	—	—	535,432	—	—	121,316	—	—

Total	2,266,670	—	—	3,342,240	—	—	1,960,992	—	—

TOTAL ASSETS
Pesos	14,745,342	—	—	13,006,640	—	—	12,344,973	—	—
Dollars	2,129,807	—	—	2,165,506	—	—	3,737,071	—	—

Total	16,875,149	—	—	15,172,146	—	—	16,082,044	—	—

(1)	Average Balances are dived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)

	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,189,515	5,536	0.25%	2,061,226	10,652	0.52%	733,310	4,226	0.58%
Dollars	583,270	379	0.07%	363,986	306	0.08%	273,838	1,582	0.58%

Total	2,772,785	5,915	0.21%	2,425,212	10,958	0.45%	1,007,148	5,808	0.58%

Time deposits
Pesos	4,852,674	332,452	6.85%	3,972,531	176,391	4.44%	4,563,821	475,201	10.41%
Dollars	379,025	4,244	1.12%	195,105	1,925	0.99%	454,065	5,695	1.25%

Total	5,231,699	336,696	6.44%	4,167,636	178,316	4.28%	5,017,886	480,896	9.58%

Borrowing from the Central Bank

Pesos	1,247,803	171,537	13.75%	1,947,353	170,252	8.74%	2,167,645	123,675	5.71%
Dollars	1,503	3	0.21%	2,272	21	0.93%	2,907	124	4.26%

Total	1,249,306	171,540	13.73%	1,949,625	170,273	8.73%	2,170,552	123,799	5.70%

Borrowings from other financial institutions
Pesos	38,267	1,483	3.87%	67,013	1,727	2.58%	127,074	11,096	8.73%
Dollars	257,832	13,373	5.19%	469,015	13,690	2.92%	1,443,772	59,732	4.14%

Total	296,099	14,856	5.02%	536,028	15,417	2.88%	1,570,846	70,828	4.51%

Corporate bonds
Pesos	—	—	—	8,573	1,232	14.37%	17,205	2,043	11.87%
Dollars	317,516	15,612	4.92%	406,627	10,929	2.69%	465,590	17,451	3.75%

Total	317,516	15,612	4.92%	415,200	12,161	2.93%	482,795	19,494	4.04%

Other liabilities
Pesos	391,081	31,522	8.06%	528,554	25,426	4.81%	707,313	15,563	2.20%
Dollars	37,018	43	0.12%	143,762	2,318	1.61%	399,434	6,820	1.71%

Total	428,099	31,565	7.37%	672,316	27,744	4.13%	1,106,747	22,383	2.02%

Total Interest-bearing liabilities
Pesos	8,719,340	542,530	6.22%	8,585,250	385,680	4.49%	8,316,368	631,804	7.60%
Dollars	1,576,164	33,654	2.14%	1,580,767	29,189	1.85%	3,039,606	91,404	3.01%

Total	10,295,504	576,184	5.60%	10,166,017	414,869	4.08%	11,355,974	723,208	6.37%

	Fiscal Years ended December 31,

		2005			2004			2003

	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)

	(in thousands of pesos, except percentages)
Non interest-bearing
liabilities and Stockholders’
equity
Demand deposits
Pesos	1,636,017	—	—	1,122,143	—	—	791,205	—	—
Dollars	13,007	—	—	5,578	—	—	1,306	—	—

Total	1,649,024	—	—	1,127,721	—	—	792,511	—	—

Other liabilities
Pesos	2,789,191	—	—	2,100,406	—	—	1,865,066	—	—
Dollars	210,525	—	—	180,886	—	—	90,733	—	—

Total	2,999,716	—	—	2,281,292	—	—	1,955,799	—	—

Minority Interest
Pesos	182,288	—	—	167,069	—	—	160,582	—	—

Total	182,288	—	—	167,069	—	—	160,582	—	—

Stockholders equity
Pesos	1,748,617	—	—	1,430,047	—	—	1,817,178	—	—

Total	1,748,617	—	—	1,430,047	—	—	1,817,178	—	—

Total non-interest-bearing
liabilities and stockholders
equity
Pesos	6,356,113	—	—	4,819,665	—	—	4,634,031	—	—
Dollars	223,532	—	—	186,464	—	—	92,039	—	—

Total	6,579,645	—	—	5,006,129	—	—	4,726,070	—	—

TOTAL LIABILITIES
AND STOCKHOLDERS
EQUITY
Pesos	15,075,453	—	—	13,404,915	—	—	12,950,399	—	—
Dollars	1,799,696	—	—	1,767,231	—	—	3,131,645	—	—

Total	16,875,149	—	—	15,172,146	—	—	16,082,044	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

     The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004, for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003 and for the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2005/December 2004 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2003/December 2002 Increase (Decrease) Due to Changes in

	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities
Pesos	102,995	(65,428)	37,567	46,604	53,939	100,543	(22,649)	67,107	44,458
Dollars	(3,776)	(23,264)	(27,040)	(52,515)	80,343	27,828	(929)	(145,454)	(146,383)

Total	99,219	(88,692)	10,527	(5,911)	134,282	128,371	(23,578)	(78,347)	(101,925)

Loans
Private sector
Pesos	110,544	(36,310)	74,234	56,009	(53,700)	2,309	(256,304)	(259,413)	(515,717)
Dollars	10,599	4	10,603	(21,900)	13,912	(7,988)	(7,581)	(126,439)	(134,020)

Total	121,143	(39,306)	84,837	34,109	(39,788)	(5,679)	(263,885)	(385,852)	(649,737)

Public sector
Pesos	(60,163)	403,920	343,757	(42,616)	64,396	21,780	(96,370)	(2,257,332)	(2,353,702)
Dollars	—	—	—	(11,615)	—	(11,615)	11,615	—	11,615

Total	(60,163)	403,920	343,757	(54,231)	64,396	10,165	(84,755)	(2,257,332)	(2,342,087)

Deposits with the Central
Bank
Pesos	14,829	1,962	16,791	(4,915)	(3,165)	(8,080)	4,530	(1,280)	3,250
Dollars	7,927	—	7,927	—	—	—	—	—	—

Total	22,756	1,962	24,718	(4,915)	(3,165)	(8,080)	4,530	(1,280)	3,250

Other assets
Pesos	27,786	13,448	41,234	18.739	(26,487)	(7,748)	241	(248,581)	(248,340)
Dollars	(24,670)	23,426	(1,244)	(3,931)	(16,698)	(20,629)	(14,266)	18,325	4,059

Total	3,116	36,874	39,990	14,808	(43,185)	(28,377)	(14,025)	(230,256)	(244,281)

Total interest-earning
assets
Pesos	195,991	317,592	513,583	73,821	34,983	108,804	(370,552)	(2,699,499)	(3,070,051)
Dollars	(9,920)	166	(9,754)	(89,961)	77,557	(12,404)	(11,161)	(253,568)	(264,729)

Total	186,071	317,758	503,829	(16,140)	112,540	96,400	(381,713)	(2,953,067)	(3,334,780)

	December 2005/December 2004 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in			December 2003/December 2002 Increase (Decrease) Due to Changes in

	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change

	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	324	(5,440)	(5,116)	6,862	(436)	6,426	(2,419)	419	(2,000)
Dollars	142	(69)	73	76	(1,352)	(1,276)	(1,873)	226	(1,647)

Total	466	(5,509)	(5,043)	6,938	(1,788)	5,150	(4,292)	645	(3,647)

Time deposits
Pesos	60,297	95,764	156,061	(26,255)	(272,555)	(298,810)	(1,456)	(1,231,464)	(1,232,920)
Dollars	2,059	260	2,319	(2,555)	(1,215)	(3,770)	(5,707)	(24,133)	(29,840)

Total	62,356	96,024	158,380	(28,810)	(273,770)	(302,580)	(7,163)	(1,255,597)	(1,262,760)

Borrowings from the
Central Bank
Pesos	(96,169)	97,454	1,285	(19,259)	65,836	46,577	33,486	(470,221)	(436,735)
Dollars	(2)	(16)	(18)	(6)	(97)	(103)	(744)	(166)	(910)

Total	(96,171)	97,438	1,267	(19,265)	65,739	46,474	32,742	(470,387)	(437,645)

Borrowings from other
financial institutions
Pesos	(1,113)	869	(244)	(1,549)	(7,820)	(9,369)	(31,598)	(26,481)	(58,079)
Dollars	(10,953)	10,636	(317)	(28,452)	(17,590)	(46,042)	(21,673)	(45,668)	(67,341)

Total	(12,066)	11,505	(561)	(30,001)	(25,410)	(55,411)	(53,271)	(72,149)	(125,420)

Corporate Bonds
Pesos	—	(1,232)	(1,232)	(1,240)	429	(811)	(536)	(8,609)	(9,145)
Dollars	(4,382)	9,065	4,683	(1,585)	(4,937)	(6,522)	(29,755)	(5,182)	(34,937)

Total	(4,382)	7,833	3,451	(2,825)	(4,508)	(7,333)	(30,291)	(13,791)	(44,082)

Other liabilities
Pesos	(11,081)	17,177	6,096	(8,599)	18,462	9,863	109	(234,960)	(234,851)
Dollars	(125)	(2,150)	(2,275)	(4,123)	(379)	(4,502)	975	(142,882)	(141,907)

Total	(11,206)	15,027	3,821	(12,722)	18,083	5,361	1,084	(377,842)	(376,758)

Total interest-bearing
liabilities
Pesos	(47,742)	204,592	156,850	(50,040)	(196,084)	(246,124)	(2,414)	(1,971,316)	(1,973,730)
Dollars	(13,261)	17,726	4,465	(36,645)	(25,570)	(62,215)	(58,777)	(217,805)	(276,582)

Total	(61,003)	222,318	161,315	(86,685)	(221,654)	(308,339)	(61,191)	(2,189,121)	(2,250,312)

Interest-Earning Assets: Net Interest Margin and Spread

     The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,

	2005	2004	2003

	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	12,788,826	10,199,832	10,505,297
Dollars	1,819,653	1,630,074	3,615,755

Total	14,608,479	11,829,906	14,121,052

Net interest income (1)
Pesos	971,991	615,258	260,330
Dollars	33,011	47,230	(2,581)

Total	1,005,002	662,488	257,749

Net interest margin (2)
Pesos	7.60%	6.03%	2.48%
Dollars	1.81%	2.90%	(0.07)%

Weighted average rate	6.88%	5.60%	1.83%

Yield spread nominal basis (3)
Pesos	5.62%	5.32%	0.90%
Dollars	1.52%	2.84%	(0.55)%

Weighted average rate	5.22%	5.03%	0.58%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,

	2005	2004(3)	2003(3)

	(in thousands of pesos, except percentages)
Net (loss) / income	117,204	(54,046)	(350,328)
Average total assets (1)	16,012,710	16,199,756	16,260,329
Average stockholders’ equity (1)	1,742,945	1,629,160	1,749,141
Stockholders’ equity at the end of the fiscal year	1,801,547	1,684,343	1,573,977
Net income as a percentage of:
Average total assets	0.73%	(0.33)%	(2.15)%
Average stockholders’ equity	6.72%	(3.32)%	(20.03)%
Declared cash dividends (4)	27,000	—	—
Dividend payout ratio (2)	23.04%	—	—
Average stockholders’ equity as a percentage of Average Total Assets	10.88%	10.06%	10.76%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)	Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. Since April 2002, the Central Bank has suspended the payment of dividends. As of June 2, 2004, by Communication “A” 4152 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information – Dividends”
(3)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18. to the Consolidated Financial Statements).
(4)	In thousands of pesos.

Investment Portfolio: Government and Private Securities

     We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2005, 2004 and 2003 by type and currency of denomination.

	Fiscal Years ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Government Securities
In Pesos:
Investment Accounts
Argentine Treasury Bills	—	58,169	64,379
Argentine Bonds	360,516	—	—
Holding for Trading or Financial Transactions
Debt Consolidation Bonds—Social Security (BOCON)	45,238	1,670	10,495
Argentine Bonds	456,637	54,453	56,245
Argentine Treasury Bills	—	9,032	9,047
Other Debt Bonds	1,077	12,539	11,711
Instruments issued by the Argentine Central Bank
Argentine Central Bank Bills (LEBAC)	1,160,312	958,979	480,917
Argentine Central Bank Notes (NOBAC)	1,088,526	40,584	—
Unlisted Government Securities
Argentine Bonds (BOGAR 2018)	—	451,121	979,507
Argentine Provinces Bonds	—	—	—
Tax credit certificates due in 2003/2006	6	41,151	86,225
Other Debt Bonds	—	630	39

Total Government Securities in pesos	3,112,312	1,628,328	1,698,565

In Foreign Currency:
Investment Accounts
Argentine Bonds	74,588	78,384	1,025,022
Argentine External Bills (VEY4D)	—	594,593	88,323
Other Debt Bonds	—	11,756	15,633
Holding for Trading or Financial Transactions
Argentine Bonds	151,682	32,789	19,758
Medium Term Treasury Bonds (BONTE)	—	5,165	7,399
United States Treasury Notes	—	—	14,610
Other Debt Bonds	10,203	13,140	10,409
Other
Argentine Bonds (9%)	—	—	1,071

Total Government Securities in foreign currency	236,473	735,827	1,182,225

Total Government Securities	3,348,785	2,364,155	2,880,790

Investments in Listed Private Securities
Shares	28,284	40,965	41,076
Corporate Bonds—Listed	87,541	93,102	40,573
Mutual Funds	18,925	45,145	98,772
Certificates of Participation in Financial Trusts	21,099	—	4,184

Total Private Securities	155,849	179,212	184,605

Subtotal Government and Private Securities	3,504,634	2,543,367	3,065,395
Allowances	(323)	(66,419)	(22,944)

Total Government and Private Securities	3,504,311	2,476,948	3,042,451

Corporate Bonds—Unlisted	78,228	99,691	223,830

     The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2005 in accordance with issuance terms.

	Maturing

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

	Book value

	(in thousands of pesos, except percentages)
Government Securities
In Pesos:
Investment Accounts
Argentine Bonds (*)	2,580	584	584	356,768	360,516
Holding for Trading on Financial Transactions
Debt Consolidation Bonds-Social Security
(BOCON) (*)	10,342	34,880	16	—	45,238
Argentine Bonds (*)	20,716	87,793	37,439	310,689	456,637
Other Debt Bonds	58	937	82	—	1,077
Instruments issued by the Argentine Central Banks
Argentine Central Bank Bills (LEBAC) (*)	993,113	167,199	—	—	1,160,312
Argentine Central Bank Notes (NOBAC) (*)	36,215	1,052,311	—	—	1,088,526
Unlisted Government Securities
Tax credit certificates due in 2003/2006	6	—	—	—	6

Total Government securities in pesos	1,063,030	1,343,704	38,121	667,457	3,112,312

In Foreign Currency:
Investment Accounts
Argentine Bond (*)	22,960	42,855	8,671	102	74,588
Holding for Trading on Financial Transactions
Argentine Bonds (BODEN 2012) (*)	7,033	31,605	14,149	—	52,787
Argentine Bonds (BODEN 2013) (*)	83	416	167	—	666
Argentine Bonds (BODEN 2015) (*)	5,629	2,518	1,888	—	10,035
Argentine Bonds (Others)	—	—	—	73	73
Argentine Bonds (Discounts) (*)	1,673	—	—	86,448	88,121
Other Debt Bonds	3,739	4,296	2,145	23	10,203

Total Government securities in foreign
currency	41,117	81,690	27,020	86,646	236,473

Total Government securities	1,104,147	1,425,394	65,141	754,103	3,348,785

Certificates of Participation on Financial Trust	3,256	12,055	5,788	—	21,099

Corporate Bonds—Listed	26,948	43,140	17,453	—	87,541

Corporate Bonds —Unlisted	3,191	18,485	56,552	—	78,228

Weighted average yield (for the securities indicated
with * )	5.76%	6.03%	2.95%	5.98%

Loan Portfolio

     The following table analyzes our loan portfolio by types of loan at December 31, 2005, 2004 and 2003. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Principal
Advances (1)	733,514	272,275	154,098
Notes discounted and purchased (2)	560,863	251,332	200,061
Secured with mortgages	394,678	401,064	415,885
Consumer loans (3)	962,281	572,675	301,900
Financial loans (4)	142,307	169,509	78,786
Loans to governmental sector (5)	4,623,626	6,927,719	6,693,431
Other loans	1,364,291	964,177	903,467
Less: Unaccrued interest and unused collections (6)	(154,763)	(112,764)	(630)
Less: Difference arising from purchase of portfolio	(89)	(88)	-
Plus: Interest and exchange differences receivable	39,653	25,517	48,927
Less: Allowance for loan losses	(184,885)	(202,693)	(459,573)

Total	8,481,476	9,268,723	8,336,352

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Liquid guarantees	4,722,686	6,992,645	6,718,381
Preferred guarantees	483,234	445,306	458,887

Total	5,205,920	7,437,951	7,177,268

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

Risk Management in 2005

     During 2005, banks continued working on asset quality to reach normalized standards, which led to an improved profitability level and strengthen their asset and liability structure. In this sense, BBVA Banco Francés strongly reduced the outstanding non-performing financing loans; from Ps.117 million at December 31, 2004 to Ps.95 million by the end of 2005. Similarly, the conservative provisioning policy implemented during the previous fiscal years, which resulted in a stock of allowance for financing losses of Ps.134 million at December 31, 2004 with a 114.31% coverage ratio, allowed us to register during the 2005 fiscal year Ps.6 million, in spite of an increasing growth trend in business. We ended fiscal year 2005 with a stock of Ps.140 million for provisions, and a 146.90% coverage ratio. This had a positive impact on our profitability.

     Institutional, political and economical stability led to more flexible risk policies for the future. Liquidity improvements coupled with the stabilization of the rate of exchange, provided the necessary basis to increase our activities as credit providers. We issued credit cards, granted short and middle term loans and personal and mortgage loans in the retail segment, while we financed working capital mainly to exporters, middle market and corporations that produce for local and external demand.

     The Admission and Follow-Up Department worked together with other areas of the Bank in the last restructuring of defaulted debts, a process which, albeit complex and slow, helped to normalize the corporate portfolio.

     The Credit Recoveries Department achieved a high rate of recovery of the charged-off portfolio. During fiscal year 2005, we recovered Ps.57 million, ranking BBVA Banco Francés as one of the best banks in Argentina, in terms of recovery level, according to information published by the Central Bank.

     The Operational Risk Department continued with the implementation risk management tools in compliance with its medium-term plan, reaching all their goals.

     In the fiscal year 2005, the Market Risk unit increased its responsibility to include liquidity and structural risk matters.

     Risk Management, following its medium term strategy, continued working on internal processes to reach the advanced model standards of the new Basle Accord (BIS II). In this sense, during 2005, we created a new team exclusively dedicated to this strategic project. We moved towards the development and implementation of methodologies aimed at achieving the concept of risk related to profitability, within a more ambitious plan for 2006 and 2007 that involves its implementation by segments, products and customers.

Loans by Economic Activity

     The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2005, 2004 and 2003. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,

	2005		2004		2003

	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio

	(in thousands of pesos, except percentages)
Agricultural and Livestock	238,549	2.75%	96,136	1.02%	84,571	0.96%
Beverage	136,097	1.57%	41,335	0.44%	29,168	0.33%
Chemicals	—	—	53	—	38,400	0.44%
Construction	79,900	0.92%	66,068	0.70%	182,213	2.07%
Consumer	1,336,441	15.42%	941,556	9.94%	544,741	6.19%
Electrical Machinery	29,667	0.34%	31,512	0.33%	4,223	0.05%
Electricity, Oil, Water and Sanitary Services	—	—	—	—	303,862	3.45%
Financial Sector	142,307	1.64%	169,509	1.79%	78,786	0.90%
Foodstuff	175,622	2.03%	152,421	1.61%	173,428	1.97%
Furniture and Accessories	—	—	—	—	429	0.01%
Government Services	4,623,626	53.35%	6,927,719	73.14%	6,693,431	76.10%
Industrial Metals	70,012	0.81%	106,839	1.13%	1,980	0.02%
Leather and Fur Product	52,580	0.61%	9,976	0.11%	6,261	0.07%
Machinery and Tools	—	—	—	—	1,853	0.02%
Mining Products	402,258	4.64%	152,492	1.61%	53,964	0.61%
Oil and Carbon	351,029	4.05%	173,849	1.84%	56,415	0.64%
Others	509,333	5.88%	207,860	2.17%	57,312	0.67%
Other Manufacturing	76,672	0.88%	11,409	0.12%	3,240	0.04%
Paper Products	—	—	—	—	2,959	0.03%
Printers, Publishers and Related Industries	3,527	0.04%	3,984	0.04%	40,456	0.46%
Rubber Products	42,366	0.49%	23,263	0.25%	1,186	0.01%
Retail Trade	198,933	2.30%	135,851	1.43%	45,047	0.51%
Services	256	—	111,322	1.18%	201,504	2.29%
Shoes, Apparel and Other Textile Products	7,660	0.09%	5,144	0.05%	2.774	0.03%
Textile	13,336	0.15%	8,278	0.09%	5,456	0.06%
Tobacco	11,927	0.14%	2,523	0.03%	—	—
Transportation Material	77,613	0.90%	37,967	0.40%	27,791	0.32%
Wholesale Trade	78,267	0.90%	48,030	0.51%	151,500	1.72%
Wood Products and Cork	8,472	0.10%	6,408	0.07%	2,975	0.03%

Total	8,666,450	100.00%	9,471,504	100.00%	8,795,925	100.00%

Maturity Composition of the Loan Portfolio

     The following table analyzes our loan portfolio as of December 31, 2005 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing

	Amount at December 31, 2005	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years

	(in thousands of pesos, except percentages)
To the non-financial public sector	4,623,626	90,601	96,446	2,640,642	1,795,937
To the financial sector	142,307	46,159	84,710	11,438	—
To the non-financial private sector and residents
abroad	3,900,517	2,068,970	975,035	623,623	232,889
Overdraft	738,636	641,421	95,567	1,648	—
With privileged guarantees	459,044	25,924	55,171	159,356	218,593
Credit cards	546,906	546,906	—	—	—
Other	2,155,931	854,719	824,297	462,619	14,296

Total	8,666,450	2,205,730	1,156,191	3,275,703	2,028,826

Percentage of total loan portfolio	100.00%	25.45%	13.34%	37.80%	23.41%

Foreign Country Outstanding Positions

     The following table sets forth, as of December 31, 2005, 2004 and 2003, the aggregate amount of our cross-border outstanding exceeding 1% of total assets at each date. Cross-border outstanding are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina (in the case of Banco Francés) and the Cayman Islands (in the case of Banco Francés (Cayman) Ltd.). Cross-border outstanding of Banco Francés and Banco Francés (Cayman) Ltd are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Outstanding of Banco Francés (Cayman) Ltd. to American borrowers	—	—	40,145
Outstanding of Banco Francés (Cayman) Ltd. to Argentine borrowers	—	—	1,896,858

Total	—	—	1,937,003

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2005

     The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2005. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2005

(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	4,759,779
Foreign Currency	136,046

4,895,825

Fixed Rate
Pesos	3,160,891
Foreign Currency	516,262

3,677,153

Non-performing (1)
Pesos	86,844
Foreign Currency	6,628

93,472

Total	8,666,450

(1)	For additional information on non-performing loans see “Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans”, below in this section.

      The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2005.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year

	Fixed Rate	Variable Rate

	(in thousands of pesos)
To the non-financial public sector	—	4,436,579
To the financial sector	10,974	465
To the non-financial private sector and residents abroad	755,287	101,224

Total	766,261	4,538,268

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

     The principal criterion applied to loans in the consumer portfolio is delinquency aging, irrespective of the fact that, prior to the granting of financing, debtors payment capacity should be analyzed, evaluating:

  The allocation of their periodic income in relation to the totality of credit commitments assumed, or
  Through the use of the credit scoring method.

     The principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We can opt to apply the consumer loan classification criteria to commercial loans of up to Ps.500,000 (Ps.200,000 until April, 2005).

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

Financial institutions liquidated by the Central Bank,
Entities created as a result of the privatization of public financial institutions and in the process of dissolution,
Financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy,
Any trust in which SEDESA is the beneficiary.

	(b)	A foreign borrower (including banks or other financial institutions) which is not classified as “investment grade” by any of the rating agencies admitted by the Central Bank pursuant to the Evaluation of Financial Entities´s standards, except for the following:

Foreign banks or other financial institutions controlling or controlled by the financial entity under the consolidated or other supervision systems approved by the Central Bank,
Financing that is:

		°	Secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies admitted by the Central Bank;
		°	Related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Cedel, Euroclear or the Depositary Trust Company), arising from the usual business practices in the market in which they are made;
		°	Related to foreign trade transactions;
		°	Entailing swaps of dollars and domestic government bonds at market price, with sufficient margins, involving custodians admitted by the Central Bank;
		°	Foreign banks or financial institutions subject to the consolidated supervision system which controls local financial institutions organized as corporations (sociedades anónimas); and
		°	Other foreign banks authorized to take part in reciprocal payment and credit regimes to which the Central Bank is a party, to the extent the controlling financial entity is subject to a consolidated supervision system.
		°	Non-financial private sector clients whose debt together with the amount of the financing requested at the time of granting it, exceeds the lower of 2.5% of the bank’s computable equity responsibility as at the last day of the preceding month or the equivalent to $1,000,000, and who have not submitted a sworn statement as to whether they are related or not to the respective financial agent, or whether their relationship with the latter implies the existence of controlling influence, or who have not updated their previous statement.

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

     Under this classification system, all loans to a given borrower are grouped under the highest classification assigned to that borrower by the classifying bank. The classification of a given borrower must not differ by more than one higher category from a lower classification given to that borrower by at least two other banks whose aggregate loans outstanding to that borrower represent 40% or more of the total loans outstanding to that borrower in the Argentine financial system at the time of the classification.

     Under the Central Bank regulation, banks must establish the following loan loss provisions based on the amount owed on the loan (including accrued but unpaid interest). As the table suggests, the presence of preferred guarantees reduces the level of required provisions.

	Loan Loss Provision Required

	With Preferred “A” Guarantees	With Preferred “B” Guarantees	Without Preferred “A” or Preferred “B” Guarantees

Normal	1%	1%	1%
Inadequate Servicing / Special tracking - under observation (2)	1%	3%	5%
Special tracking - under negotiation or with refinancing
agreements (2)	1%	6%	12%
Deficient Servicing / Problem	1%	12%	25%
Difficult Recovery / High Risk of Insolvency	1%	25%	50%
Irrecoverable	1%	50%	100%
Irrecoverable for Technical Decision	1%	100%	100%	(1)
Additional Loans (3)	1%	1%	1%

(1)	The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.
(2)	The entity has not yet classified its debtors in the “Special tracking -under negotiation or with refinancing agreements” category.
(3)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:
Irrecoverable	10%
Difficult Recovery/High Risk of Insolvency	20%
Deficient Servicing/Problem	30%
Inadequate Servicing/Potential Risk	40%

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

  Any time the Central Bank modifies the definition of its borrower classifications;

  Any time another bank downgrades a borrower whose loan standings are greater than 10% of the total loans outstanding in the Argentine financial system;

  Any time a credit rating agency downgrades by more than one category the rating assigned to bonds issued by such borrower; and

  If the Central Bank requires it as a result of an inspection.

  In case of discrepancy by more than one level between the rating given by the financial entity and those granted by at least another two financial entities or trusts in categories below that assigned by it, and whose credits as a whole represent at least 20% and are below 40% of the total amount informed by all creditors, as per the latest information available at the Debtors Department of the financial system”.

     We are therefore fully compliant with the Central Bank requirements relating to borrower declassifications. We also fully complied with the provisioning requirements regarding all our normal loans; that is, we had established the full 1.0% provision for normal loans, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “Difficult Recovery”, “High Risk of Insolvency” and “Irrecoverable”. In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See Note 3.5.5. to the Consolidated Financial Statements.

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

     The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,

	2005	%	2004	%	2003	%

	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	8,489,941	97.96%	9,190,677	97.04%	7,942,853	90.30%
Inadequate servicing and Potential Risk	83,037	0.96%	175,691	1.85%	266,840	3.03%
Deficient servicing and with Problem	11,829	0.14%	52,118	0.55%	252,377	2.87%
Difficult recovery and high risk of insolvency	68,160	0.79%	21,965	0.23%	287,741	3.27%
Irrecoverable	13,362	0.15%	30,921	0.33%	45,545	0.52%
Irrecoverable for Technical decision	121	—	132	—	569	0.01%

Total	8,666,450	100.00%	9,471,504	100.00%	8,795,925	100.00%

     By Communications “A” 4060 and “A” 4242, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:
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

     In addition to this, Communication “A” 4467, extended until December 31, 2005 the effect of the following temporary provisions of the regulation on Classification of Debtors:

  It extended until June 30, 2006 the temporary provisions of Communication “A” 4060 which permits the reclassification of debtors restructured on the basis of their repayment capacity as being in normal situation, with the agreement of the Board of Directors.

  It incorporated point 2.2.7 of the Allowances Exhibit, by which the situation of a debtor who has made a Refinancing with Capital Reduction is determined by difference between the allowances net of debt and the amount of the referred reduction.

     According to these points those agreements (of whatever kind) made between the debtor and the financial institution between June 30, 2002 and December 31, 2004, may be reclassified to “Normal” with the approval of the financial institution’s Board of Directors, provided that it can be demonstrated that the debtor has repayment capacity based on the projected cash flows under the new loan conditions, the company is shown to be viable, and other Normal situation conditions.

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

Classification of Loan Portfolio

     The following table presents our consumer and commercial loan portfolio as of December 31, 2005, 2004, 2003, 2002 and 2001 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,

	2005		2004		2003		2002		2001

	Total	%	Total	%	Total	%	Total	%	Total	%

	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	1,442,324	98.09%	936,401	96.61%	747,257	92.05%	783,601	79.94%	3,338,647	89.07%
Normal (Commercial)	7,047,617	97.94%	8,254,276	97.08%	7,195,596	90.12%	7,986,855	85.27%	13,132,326	96.23%

	8,489,941	97.96%	9,190,677	97.04%	7,942,853	90.30%	8,770,456	84.77%	16,470,973	94.69%

Inadequate servicing (Consumer)	8,518	0.58%	7,576	0.78%	8,892	1.10%	21,528	2.20%	111,171	2.97%
Special tracking (Commercial)	74,519	1.04%	168,115	1.98%	257,948	3.23%	396,957	4.24%	125,055	0.92%

	83,037	0.96%	175,691	1.85%	266,840	3.03%	418,485	4.04%	236,226	1.36%

Deficient servicing (Consumer)	5,040	0.34%	11,115	1.15%	10,660	1.31%	17,229	1.76%	60,639	1.62%
Problem (Commercial)	6,789	0.09%	41,003	0.48%	241,717	3.03%	245,855	2.62%	115,128	0.84%

	11,829	0.14%	52,118	0.55%	252,377	2.87%	263,084	2.54%	175,767	1.01%

Difficult recovery (Consumer)	6,395	0.43%	4,351	0.45%	6,587	0.81%	62,302	6.36%	117,365	3.13%
High risk of insolvency (Commercial)	61,765	0.86%	17,614	0.21%	281,154	3.52%	371,400	3.97%	173,122	1.27%

	68,160	0.79%	21,965	0.23%	287,741	3.27%	433,702	4.19%	290,487	1.67%

Irrecoverable (Consumer)	8,007	0.55%	9,696	1.00%	37,812	4.66%	94,872	9.68%	118,267	3.16%
Irrecoverable (Commercial)	5,355	0.07%	21,225	0.25%	7,733	0.10%	365,155	3.90%	100,626	0.74%

	13,362	0.15%	30,921	0.33%	45,545	0.52%	460,027	4.45%	218,893	1.26%

Irrecoverable for technical decision (Consumer)	121	0.01%	132	0.01%	569	0.07%	729	0.06%	2,016	0.05%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	—	—

	121	—	132	—	569	0.01%	729	0,01%	2,016	0.01%

Total consumer loans	1,470,405	100.00%	969,271	100.00%	811,777	100.00%	980,261	100.00%	3,748,105	100.00%
Total commercial loans	7,196,045	100.00%	8,502,233	100.00%	7,984,148	100.00%	9,366,222	100.00%	13,646,257	100.00%

Total	8,666,450	100.00%	9,471,504	100.00%	8,795,925	100.00%	10,346,483	100.00%	17,394,362	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

     Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,

	2005	2004	2003	2002	2001

	(in thousands of pesos)
Non-performing loans (1)	93,472	105,136	586,232	1,157,542	687,162

Total	93,472	105,136	586,232	1,157,542	687,162

With preferred guarantees	7,008	16,179	34,596	95,648	186,468
Unsecured	86,464	88,957	551,636	1,061,894	500,694

Total	93,472	105,136	586,232	1,157,542	687,162

(1)	Non-performing loans includes all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2005, 2004, 2003, 2002 and 2001 non-performing loans include Ps.81,965 thousand, Ps.91,819 thousand, Ps.157,085 thousand, Ps.472,700 thousand and Ps.600,775 thousand respectively, of non-accrual loans.

   The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,

	2005		2004		2003		2002(1)		2001(1)

	Total	%	Total	%	Total	%	Total	%	Total	%

	(in thousands of pesos, except percentages) (1)
Agricultural and Livestock	20	0.02%	15	0.01%	17,357	2.96%	37,546	3.24%	61,046	8.88%
Beverage	1	—	—	—	4,105	0.70%	11,418	0.99%	15,988	2.33%
Chemicals	—	—	—	—	5,881	1.00%	19,559	1.69%	8,223	1.20%
Construction	1,778	1.90%	2,506	2.38%	98,146	16.75%	153,309	13.24%	83,653	12.17%
Consumer	14,423	15.43%	6,957	6.62%	38,256	6.53%	115,744	10.00%	238,100	34.65%
Electrical Machinery	—	—	5	—	343	0.06%	11,946	1.03%	15,684	2.28%
Electricity, Oil, Water and Sanitary Services	—	—	—	—	171,948	29.34%	232,625	20.10%	69	0.01%
Financial Sector	—	—	—	—	1,077	0.18%	18,961	1.64%	22	—
Foodstuff	1	—	1	—	7,396	1.26%	30,492	2.63%	39,398	5.73%
Furniture and Accessories	—	—	—	—	241	0.04%	1,413	0.12%	1,605	0.23%
Government Services	—	—	—	—	4	—	21	—	93	0.01%
Industrial Metals	—	—	—	—	258	0.04%	17,886	1.55%	24,787	3.61%
Leather and Fur Products	—	—	1	—	11	—	412	0.04%	10,112	1.47%
Machinery and Tools	—	—	—	—	4	—	2,485	0.21%	2,455	0.36%
Mining Products	—	—	6	0.01%	28,999	4.95%	65,392	5.65%	14,587	2.12%
Oil and Carbon	221	0.24%	—	—	5,297	0.90%	25,347	2.19%	25,293	3.68%
Others	61,268	65.54%	87,930	83.63%	190	0.03%	1,312	0.12%	15,028	2.21%
Other Manufacturing	—	—	7,671	7.30%	312	0.05%	7,227	0.62%	6,817	0.99%
Paper Products	—	—	—	—	11	—	2,758	0.24%	6,408	0.93%
Printer, Publishers and Related Industries	—	—	1	—	22,272	3.80%	99,883	8.63%	2,895	0.42%
Rubber Products	—	—	1	—	14	—	169	0.01%	732	0.11%
Retail Trade	13,142	14.06%	6	0.01%	1,042	0.18%	11,322	0.98%	22,411	3.26%
Services	—	—	14	0.01%	109,087	18.62%	139,876	12.08%	41,745	6.08%
Shoes, Apparel and Other Textile Products	—	—	—	—	789	0.13%	3,513	0.30%	4,145	0.60%
Textile	—	—	—	—	6	—	3,169	0.27%	3,169	0.46%
Transportation Material	1	—	—	—	1,719	0.29%	3,426	0.30%	2,367	0.34%
Wholesale Trade	2,614	2.81%	22	0.03%	70,241	11.98%	138,513	11.97%	35,999	5.24%
Wood Products and Cork	3	—	—	—	1,226	0.21%	1,818	0.16%	4,331	0.63%

Total	93,472	100.00%	105,136	100.00%	586,232	100.00%	1,157,542	100.00%	687,162	100.00%

(1)	The financial statements for the fiscal years ended December 31, 2002 and 2001, were restated in the February 28, 2003 currency by applying the adjustments rate derived from the internal Price Index published by INDEC.

     As of December 31, 2005, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.27.7 million or 0.32% of our total loan portfolio, consisted of loans to foreign borrowers.

     Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 amounted to Ps.57.8 million, Ps.59.4 million, Ps.75.2 million, Ps.99.5 million and Ps.157.4 million, respectively.

Analysis of the Allowance for Loan Losses

     The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001. See Note 16.6. to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,

	2005	2004	2003	2002	2001

	(in thousands of pesos, except percentages)
Balance at the beginning of the year	202,693	459,573	1,062,512	1,281,432	449,806
Provisions for loan losses	114,220	62,509	317,993	1,097,613	1,132,699
Charge-offs (1)	(132,028)	(319,389)	(920,932)	(1,316,533)	(301,073)
Advances	(18,136)	(10,545)	(11,433)	(91,197)	(80,566)
Consumer	(39,081)	(30,182)	(38,146)	(65,751)	(95,347)
Notes discounted and purchased	(17,418)	(159)	(30)	(3,472)	(14,660)
Other	(57,393)	(278,503)	(871,323)	(1,156,113)	(110,500)

Balance at the end of year	184,885	202,693	459,573	1,062,512	1,281,432

Net charge-off / average loans	1.49%	3.63%	7.72%	1.35%	2.55%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.132.0 million charged off in the fiscal year ended December 31, 2005, Ps.111.73 million, or 84.64% were related to corporate borrowers and Ps.20.27 million, or 15.36% were related to individual consumers. Of the Ps.319.4 million charged off in the fiscal year ended December 31, 2004, Ps.281.4 million, or 88.09% were related to corporate borrowers and Ps.38.0 million, or 11.91% were related to individual consumers. Of the Ps.920.9 million charged off in the fiscal year ended December 31, 2003, Ps.861.6 million, or 93.56% were related to corporate borrowers and Ps.59.3 million, or 6.44% were related to individual consumers. Of the Ps.1,316.5 million charged off in the fiscal year ended December 31, 2002, Ps.1,157.7 million, or 87.94% were related to corporate borrowers and Ps.158.8 million, or 12.06% were related to individual consumers. Of the Ps.301.1 million charged off in the fiscal year ended December 31, 2001, Ps.161.5 million, or 46.32% were related to corporate borrowers and Ps.161.3 million, or 53.68% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

     The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	Fiscal Years Ended December 31,

	2005		2004		2003		2002		2001

	Total	%	Total	%	Total	%	Total	%	Total	%

	(in thousands of pesos, except percentages)
Advances	11,550	11.24%	14,707	2.90%	7,903	1.77%	81,721	1.60%	10,150	4.39%
Notes discounted and
purchased	7,393	8.60%	3,478	2.67%	7,697	2.29%	11,181	2.28%	59,698	12.00%
Secured with mortgages	7,082	6.05%	13,310	4.27%	17,857	4.97%	32,055	4.96%	57,979	9.68%
Chattel mortgage	760	0.93%	474	0.28%	871	0.06%	2,061	0.10%	5,779	0.39%
Consumers loans	14,664	11.49%	10,343	4.64%	16,623	3.42%	66,052	3.34%	91,287	8.14%
Financial Loans	1,691	2.10%	5	1.79%	122	1.47%	431,312	1.62%	5,340	0.36%
Other loans to
governmental sector	49,324	38.67%	80,729	73.14%	103,417	76.10%	200,298	72.35%	750,043	49.53%
Other	92,421	20.92%	79,647	10.31%	305,083	9.92%	237,832	13.75%	301,156	15.51%

Total	184,885	100.00%	202,693	100.00%	459,573	100.00%	1,062,512	100.00%	1,281,432	100.00%

Composition of Deposits

     The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2005, 2004, and 2003.

	Fiscal Year ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Deposits in Domestic Bank´s Offices
Non-interest-bearing Demand Deposits
Average
Pesos	1,636,017	1,122,143	791,205
Dollars	13,007	5,578	1,306

Total	1,649,024	1,127,721	792,511

Saving Accounts
Average
Pesos	2,189,515	2,061,226	733,310
Dollars	583,270	363,986	77,829

Total	2,772,785	2,425,212	811,139

Average real rate
Pesos	(9.35)%	(6.86)%	(0.16)%
Dollars	(7.76)%	(3.47)%	(43.38)%

Total	(9.01)%	(6.35)%	(4.31)%

Time Deposits
Average
Pesos	4,852,674	3,972,531	4,563,821
Dollars	379,025	195,105	50,748

Total	5,231,699	4,167,636	4,614,569

Average real rate
Pesos	(3.38)%	(3.22)%	9.60%
Dollars	(6.79)%	(2.60)%	(43.17)%

Total	(3.63)%	(3.19)%	9.02%

Deposits in Foreign Bank´s Offices (1)
Savings Accounts
Average
Pesos	—	—	—
Dollars	—	—	196,009

Total	—	—	196,009

Average real rate
Pesos	—	—	—
Dollars	—	—	(42.98)%

Total	—	—	(42.98)%

Time Deposits
Average
Pesos	—	—	—
Dollars	—	—	403,317

Total	—	—	403,317

Average real rate
Pesos	—	—	—
Dollars	—	—	(42.65)%

Total	—	—	(42.65)%

(1)	On March 18, 2004, we sold our 100% interest in Banco Francés (Cayman) Limited to BBVA. Consequently, as of December 31, 2004, the Bank did not register deposits in Foreign Bank´s Offices.

Maturity of Deposits at December 31, 2005

     The following table sets forth information regarding the maturity of our deposits at December 31, 2005.

			Maturing,

	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months

	(in thousands of pesos)
Checking	1,886,905	1,886,905	—	—	—
Savings	3,000,508	3,000,508	—	—	—
Time deposits	5,034,949	3,574,046	784,288	443,101	233,514
Investment accounts	212,013	64,134	12,181	20,269	115,429
Other	478,711	473,814	259	4,624	14

Total	10,613,086	8,999,407	796,728	467,994	348,957

     We are including in Other Deposits the CEDROS, as established by Decree No. 905/02 and Communication “A” 3656 of the Central Bank.

     The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2005.

			Maturing,

	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months

	(in thousands of pesos)
Domestic offices	3,259,081	2,048,643	567,189	306,982	336,267

Total	3,259,081	2,048,643	567,189	306,982	336,267

Short-Term Borrowings

     Our short-term borrowings totaled approximately Ps.0.9 billion, Ps.1.3 billion and Ps.2.3 billion for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,

	2005		2004		2003

	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate

	(in thousands of pesos, except percentages)
Total amount outstanding at the end
of the reported period	867,039	—	1,291,458	—	2,256,450	—
Average during year	1,224,225	10.2%	1,157,430	6.3%	2,455,176	4.4%
Maximum month-end balance	2,049,672	—	1,291,458	—	2,529,138	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

     On December 31, 2005, Argentina’s banking system consisted of 71 commercial banks, including 13 government-owned or government-related banks and 58 privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

     On December 31, 2005, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Francés, Banco Río de la Plata S.A., Bank Boston N.A., and Banco Macro Bansud S.A. Some of these banks, including Banco Francés, have one or more significant foreign investors. According to information published by the Central Bank, at December 31, 2005, private financial institutions accounted for approximately 54.46% of deposits and approximately 67.76% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 39.40% of all deposits and 51.81% of all loans in the Argentine financial system. The largest foreign banks at such date were Bank Boston N.A. and HSBC Bank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

     The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. As of December 31, 2005, based on the available data of the Central Bank, such entities accounted for approximately 39.24% of deposits and approximately 25.60% of gross loans in the Argentine banking system.

      Under the provisions of the Argentine financial institutions Law No. 21,526 (the “Financial Institutions Law”), government owned or government-related banks and private banks have comparable rights and obligations except that the former have the sole right and obligation to handle public revenues and promote regional development. Government-owned banks are required to meet the credit needs of public sector entities. Moreover, the by-laws of some government-owned banks, which include federal, provincial and locally owned banks, require that the principalities which own them guarantee their commitments.

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

     Moreover, the Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. If a bank does not comply with the technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

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

     During 1997, the Central Bank organized a supervision area of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external audit of financial institutions. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—BASIC System” below.

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

  The Central Bank is empowered to make temporary advances to the Government up to an amount equivalent to 12% of the monetary base, which for this purpose includes amounts constituted by the monetary circulation plus the sight deposits of the financial institutions with the Central Bank, in current account or in special accounts. It may also grant advances up to an amount not exceeding 10% of the cash resources obtained by the Government in the past twelve months. At no time may the amount granted as temporary advances, excluding those exclusively allocated to the payment of obligations with the multilateral credit institutions, exceed 12% of the monetary base. All advances so granted must be reimbursed within the next twelve months; should any of these advances remain unpaid after its due date, it will not be possible to use these powers again until all owed amounts shall have been reimbursed.

  The provisions of Decree No. 1131/01 are abrogated, and the validity of Articles 44, 46 paragraph (c), 47 and 48 of the Central Bank Charter, regarding the powers and authority of the Superintendency of Financial and Foreign Exchange Entities, is reestablished in terms of the text approved as Article 1 of Law No. 24,144.

  A temporary regulation was introduced, applicable until December 2005, authorizing the Central Bank to: (i) provide assistance to financial institutions with liquidity and/or solvency problems, including those undergoing restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; and (ii) authorize the integration of the reserve requirements for financial institutions with financial assets other than cash, in the form of sight deposits with the Central Bank or in foreign currency accounts as per Art. 28 of the Central Bank Charter.

  Decree Nº 1599/05, as amended by Law 23,928: Reserves exceeding 100% of the monetary base may be allocated to the payment of obligations assumed with international financial entities.
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
     For the purposes of these regulations:

A “subsidiary” of a local financial entity is any local or foreign financial entity or company in any of the following positions:

(1)	The local financial entity has direct or indirect control of more than 50% of the total votes of any instrument with voting rights in such entity or company,

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

Legal Reserve

     The Central Bank requires that on an annual basis banks allocate a certain percentage of their net income, set by the Central Bank, to a legal reserve, which is currently set at 20%. This reserve can only be used during periods in which a bank has incurred losses and has exhausted all unappropriated retained earnings and other reserves on profit. Banks may not pay dividends if the legal reserve has been impaired. However, as of April 24, 2006 the Central Bank has established by Communication “A” 4526 that whenever the Legal Reserve is used to absorb losses, profits could be distributed if the balance prior to absorption were greater than 20% of the corporate capital plus capital adjustment, once this last amount is achieved.

Reserve Requirements and Liquidity Requirements

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

     The balances maintained on accounts opened with the Central Bank as eligible for minimum cash integration are remunerated up to those amounts corresponding to legal requirements, that is to say, no remuneration applies for any excess reserves. Commencing on April 2006 and according to Communication “A” 4509 of the Central Bank, the accounts mentioned above will only be remunerated up to the amounts set forth for term transactions. Therefore, no interest will be acknowledged for the payment of the pertinent sight deposits and obligations.

     By Communication “A” 4147 of May 28, 2005 and in effect as of June 1, 2004, the Central Bank set forth the application of different requirements for deposits in pesos as opposed to foreign currencies. In addition, the requirements applicable to deposits in pesos were reduced and as of August 2004 an increase in requirements for deposits in foreign currency took effect.

     The following table discloses the minimum cash requirements with respect to each type of account in force since December 2003:

Type of Account	From Dec-2003	From Jun-2004	From Aug-2004	From Jan-2005	From Jun-2005	From Jul-2005	From Aug-2005	From Dec-2005	From Feb-2006	From Apr-2006

Mutual Funds sight deposits (made accordingly CNV rules)	80%	80%	100%	100%	100%	100%	— (4)	— (4)	— (4)	— (4)
Current accounts	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%
Other demand deposits
In pesos	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%
In foreign currency	20%	20%	30%	30%	30%	30%	30%	30%	30%	30%
Savings accounts
In pesos	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%
In foreign currency	20%	20%	30%	30%	30%	30%	30%	30%	30%	30%
Current accounts of financial institutions (1)	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Unused balances from current-account advances effected	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%
Fixed-term deposits (including “CEDROS ” and others with “CER” clauses), bonds for acceptances—including liabilities for the sale or assignment of credits to subjects other than financial institutions, reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option with the exception of fixed-term deposits in US dollars payable in pesos and of sight and fixed-term deposits made under court order with funds allocated in cases under court jurisdiction, and their immobilized balances by residual term (3) :
In pesos
Up to 29 days	18%	18%	18%	16%	16%	16%	16%	14%	14%	14%
From 30 to 59 days	14%	14%	14%	13%	13%	13%	13%	11%	11%	11%
From 60 to 89 days	10%	10%	10%	9%	9%	9%	9%	7%	7%	7%
From 90 to 179 days	5%	5%	5%	4%	4%	4%	4%	2%	2%	2%
From 180 to 365 days	3%	3%	3%	2%	2%	2%	2%	1%	1%	1%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
In foreign currency
Up to 29 days	18%	18%	35%	35%	35%	35%	35%	35%	35%	35%
From 30 to 59 days	14%	14%	28%	28%	28%	28%	28%	28%	28%	28%
From 60 to 89 days	10%	10%	20%	20%	20%	20%	20%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%	10%	10%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%	6%	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Bonds for foreign financial lines	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	18%	18%	18%	16%	16%	16%	16%	14%	14%	14%
From 30 to 59	14%	14%	14%	13%	13%	13%	13%	11%	11%	11%
From 60 to 89 days	10%	10%	10%	9%	9%	9%	9%	7%	7%	7%
From 90 to 179 days	5%	5%	5%	4%	4%	4%	4%	2%	2%	2%
From 180 to 365 days	3%	3%	3%	2%	2%	2%	2%	1%	1%	1%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Type of Account	From Dec-2003	From Jun-2004	From Aug-2004	From Jan-2005	From Jun-2005	From Jul-2005	From Aug-2005	From Dec-2005	From Feb-2006	From Apr-2006

In foreign currency
Up to 29 days	18%	18%	35%	35%	35%	35%	35%	35%	35%	35%
From 30 to 59	14%	14%	28%	28%	28%	28%	28%	28%	28%	28%
From 60 to 89 days	10%	10%	20%	20%	20%	20%	20%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%	10%	10%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%	6%	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
b) Others	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Fixed-term deposits in US dollars, payable in pesos	0%	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)	— (2)
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%	10%	10%	10%	8%	8%	8%	8%	8%
In foreign currency	10%	10%	15%	15%	15%	15%	15%	15%	15%	15%
Special accounts in US dollars for the deposit of guarantees required in futures and options transactions at self-regulated markets subject to the control of the National Securities Commission
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Special at-sight accounts in foreign currency	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos			25%	25%	25%	25%	25%	18%	18%	18%
In foreign currency			40%	40%	40%	40%	40%	40%	40%	40%
Special deposits related to funds revenues from abroad – Decree No. 616/05					100%	100%	100%	100%	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 50% BADLAR rate of private financial institutions’ average (5)									100%	100%

(1)	Computable for payment of their Minimum Required Reserves.
(2)	This type of funding was left without effect as of May 15, 2004 by Communication “A” 4140 of Central Bank. The different provisions derived from the applicability of this type of operation will remain effective until the maturity of existing obligations is reached.
(3)	Except, term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances, mutual funds term deposits and Special deposits related to funds revenues from abroad – Decree No. 616/05.
(4)	This type of funding was left without effect as of August 17, 2005 by Communication “A” 4406 of Central Bank.
(5)	In accordance with the Communication “A” 4532, effective as of April 1, 2006, this concept not included the unemployment fund for the construction workers.

     In addition to the above mentioned requirements, the following requirements must be observed:

  100% reserve for any defect in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

  100% reserve for any defect in the application of resources deriving from sight bonds in pesos for the month in respect of which the calculation of the minimum cash requirement is made (effective as October 2003). See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Minimum Application of Resources Deriving from Sight and Term Obligations in Pesos”.

Minimum Application of Resources Deriving from Sight and Term Obligations in Pesos

     Through Communication “A” 3598, the Central Bank created a system for the application of resources from sight bonds in pesos whose observance was optional from March 2002 to May 2002 and mandatory after such date.

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

     These rules were in force until October 31, 2003 and have no effect as of November 1, 2003 as per Communication “A” 4032 issued by the Central Bank on October 10 of the same year.

Lending Capacity Provided by Deposits in Foreign Currency

     According to Communication “A” 3528 and complementary communications of the Central Bank, the lending capacity provided by deposits denominated in foreign currency must be applied in the denomination of the currency of the deposits. This includes those deposits denominated in dollars and payable in pesos and applies to the following purposes:

(1)	Prefinancing or financing of exports, carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. This comprises those operations for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.

(2)	Financing transactions granted to goods, producers or processors, provided they have firm sale contracts for the goods to be produced for an exporter, with prices fixed in a foreign currency and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets.

(3)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties.

(4)	Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient. It comprises those transactions where financing is granted via the Bank’s participation in “syndicated loans”, be they with local or foreign entities (in force as from 23 September 2005 as per Central Bank Communication “A” 4423).

(5)	Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclator for the MERCOSUR attached as Annex I to Decree 690-02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption. In order to grant such financing, the financial entities must verify that their clients have sufficient paying capacity considering at least two scenarios which contemplate significant exchange rate variations within a term of up to one year and which, in either case, exceed the latest estimate available resulting from the “Market Expectations Survey” published by this institution (in force since 9 December 2005 under Central Bank Communication “A” 4453).

(6)	Debt securities or certificates of participation in financial trusts -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework “IDB Loan Nº 1192/OC-AR“- whose assets under management are loans originated by financial entities under the terms described in points (1) through (3) above.

(7)	Debt securities or certificates of participation in financial trusts, issued in foreign currency and with public offer authorized by the CNV, whose assets under management are documents guaranteed by mutual guarantee companies or by provincial funds created for the same purpose, and admitted by the Central Bank, acquired by the trustee for the purpose of financing transactions under the terms and conditions described in points (1) through (3) above.

(8)	Financing transactions for purposes other than those mentioned in the preceding points, included in the credit program to which the IDB loan makes reference as mentioned in the fourth point above, without exceeding 10% of the lending capacity.

(9)	Interfinancing loans (any interfinancing loans granted with such resources must be identified).

(10)	Central Bank bills in U.S. dollars acquired by bidding or secondary negotiation (such application must be as a minimum equivalent to the amount of deposits in U.S. dollars payable in pesos) ceased to be effective on July 29, 2005 according to Communication "A" 4395 of the Banco Central.

     The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

     Any application defects must be subject to an equivalent increase in the minimum cash requirement, unless they correspond to the minimum application contemplated in (10) above.

     Those defects contemplated in (10) above must be subject to a charge equivalent to twice the annual interest rate on maturity resulting from the offers of bills in pesos made by the Central Bank.

     Effective as of May 15, 2004 and in terms of Communication “A” 4140, the Central Bank canceled the possibility of taking fixed-term deposits in U.S. dollars payable in pesos as mentioned in the first paragraph, providing that the provisions contemplated for this type of deposits will remain valid until expiration of those in existence. As of December 31, 2004, the Bank does not maintain any deposits of this type.

Reporting Requirements

     On September 26, 1995, the Central Bank issued Communication “A” 2374, the latest restated text of Communication “A” 2879 and amendments. It complements the regulations designed to limit the liquidity risk that financial institutions in Argentina assume. Under this regulation, beginning in April 1996, banks have to draw up monthly reports on cash flow, detailing the following:

  Contractual cash flow of assets and liabilities,

  Current cash flow to renew assets and liabilities,

  Cash flow designed to prevent illiquidity of the bank, and

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

  The concentration of assets and liabilities in particular clients;

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

Limitations on Types of Business

     Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank, banks are permitted, among other things, to:

  Make loans in pesos and foreign currency,

  Receive deposits in pesos and foreign currency,

  Issue guarantees,

  Underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV,

  Conduct transactions in foreign currency,

  Act as fiduciary, and

  Issue credit cards.

     According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

     These limitations include:

  The prohibition of a bank from pledging its shares,

  Restriction on incurring any liens upon its properties without prior approval from the Central Bank, and

  Limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending and Investment Limits—Related Persons” below in this section.

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

     These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2005, our Total Capital would have been approximately 4.37 times the minimum required.

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

     “Minimum Capital” is equal to the sum of:

“Basic Net Worth”, which includes:

(1)	Capital stock,

(2)	Capital adjustments,

(3)	Reserves and irrevocable capital contributions,

(4)	Unappropriated earnings, and

(5)	Third parties’ participations for those corporations subject to a supervision system on a consolidated basis;

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

  Minimum basic capital, and

  Minimum capital required for credit risk, which includes the minimum capital requirement for market risk, plus the minimum capital requirement for interest rate risk.

     The entities in operation as of October 31, 1995 must maintain as of January 1, 1999 a basic minimum capital of Ps.5 million if at December 31, 1998 they were subject to basic requirements lower than Ps.5 million, or about Ps.8.9 million for the rest of the entities. As of January 1, 2003 the basic minimum capital is fixed at Ps.15 million for all commercial banks (excepting wholesale banks subject to a basic minimum capital of Ps.10 million). Effective as of July 1, 2005, changes were made to the minimum capital requirements applicable to financial entities. Differential requirements were established for banks and other financial entities, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to Central Bank criteria, which now enjoy less stringent requirements as regards minimum basic capital. However, those banks in operation as at June 30, 2005 will maintain their differentiated minimum capital if it does not exceed Ps.15 million. On the other hand, the above-mentioned differences in force with respect to wholesale banks have disappeared, all banking institutions now being subject to the same minimum capital requirements. Those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of Ps.50 million or the equivalent of 5% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

     By Communication “A” 3959 dated May 30, 2003 and other complementary communications, the Central Bank modified the regulations for calculating minimum capital requirements for credit, interest rate and market risk. These modifications became fully effective as of January 2004. There follows a description of such regulations as are applicable as of the date of this report.

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

  Correspondents’ accounts and other accounts at sight with banks of the country and abroad rated as “investment grade” and bonds issued by governments of member countries of the Organization of Economic Cooperation and Development (“OECD”), which are internationally rated “AA” or higher, were assigned a 20% risk value;

  Debt instruments issued by Argentine provinces, municipalities or other public sector agencies, which are not expressly guaranteed by the national government were assigned a 100% risk value;

  Loans to the non-financial private sector with preferred guarantees in cash, gold or bonds on fixed-term deposit certificates issued by the creditor entity itself and with automatic reimbursements for export transactions corresponding to multilateral and bilateral foreign trade agreements were assigned a 0% risk value;

  Loans to the non-financial private sector with preferred guarantees granted by mutual guarantee companies registered with the Central Bank, export credit insurance policies and documentary credits in use were assigned a 50% risk value;

  Purchase money, home mortgage loans and automobile-backed loans were assigned a 50% risk value, provided they do not exceed 75% of their appraisal value;

  The amount of a loan exceeding 75% of their appraisal value and most unsecured loans and debt instruments as well as holdings of listed stock were assigned a 100% risk value; and

  Loans to the non-financial public sector not guaranteed by the national government were assigned a 100% risk value.

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

     Minimum Capital Requirement for Rate Risk: under Communication “A” 2793, dated October 27, 1998, the Central Bank has implemented certain modifications, to be made effective by March 1999, to the methodology financial institutions use to calculate minimum capital requirements. This regulation requires that additional items be considered for purposes of determining minimum capital requirements, including risks associated with fluctuations in interest rates, credit quality and certain types of market risk. Communication “A” 3959 dated May 30, 2003 and effective as of January 2004 included the calculation of risk for those transactions adjustable by CER and CVS (see Note 15.3. to the Consolidated Financial Statements). However, the following items are excluded from this Regulation:

  Securities and derivative instruments that are already subject to minimum capital requirements;

  Holdings in foreign currency not subject to minimum capital for market risk as they are below the minimum applicable limits;

  Banker’s acceptances;

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

     Effective as of January 2004 according to the terms of Communication “A” 3986 dated July 25, 2003, the Central Bank determines the application of an “ALFA2” coefficient in order to temporarily reduce the requirement for interest rate risk. For these purposes, the following values are fixed:

Period	ALFA2

January / December 2004	0.20
January / December 2005	0.40
January / December 2006	0.70
From December 2007	1.00

     According to the Central Bank regulations on Minimum Capitals, the financial entities must adjust to such regulations on an individual and consolidated basis.

     Although the Bank fully complied on a consolidated basis with the ratios for minimum capital and spreading of credit risk, it fell short from meeting those ratios on the basis of the Bank’s individual financial statements. This shortfall did not constitute a violation of Central Bank requirements through December 31, 2003. On January 21, 2004 the Bank filed the reformulation of the Regularization and Reorganization Plan, which would enable the Bank to fully meet the mentioned technical ratio. On March 18, 2004, the Central Bank deemed the reformulation of the plan to have been effected, which plan included the sale of Banco Francés (Cayman) Ltd. to

BBVA. As a consequence of such sale, consummated on March 18, 2004, the Banks´ Computable Net Worth has been substantially increased on an individual level, thus enabling the Bank to meet the minimum capital requirements set by the Central Bank both on an individual and consolidated basis since April 2004. The Shareholders Meeting of April 22, 2004, authorized a capital increase (see Note 1.2.1. to the Consolidated Financial Statements). The subscription and payment for shares issued in connection with this capital increase were completed in November 2004, thus increasing the capital reserves beyond the level of compliance attained in April 2004 (see Note 15.5. to the Consolidated Financial Statements).

     If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and redress plan to the Central Bank, which may impose various penalties, including:

  Temporary limitation on the amount of deposits a bank may accept,

  Institutional restrictions as per expansion capacity and dividends distribution in cash,

  Revocation of the license of a bank to conduct foreign exchange transactions, and in some extreme cases;

  Revocation of the license of a bank to operate.

     The following table presents, at December 31, 2005, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 16.14 to the Consolidated Financial Statements.

At December 31, 2005

(in millions of Pesos, except percentages)

Basle Accord
Total Capital	1,698.7
Risk-weighted asset	4,861.2
Ratio of total capital to risk-weighted assets (1)	34.9%
Required capital	388.9
Excess capital	1,309.8

Central Bank´s Rules (2)
Total Capital	1,889.9
Risk and Fixed weighted assets	11,375.7
Ratio of total capital to risk-weighted assets (3)	16.6%
Required capital (4)	868.5
Excess capital	1,021.4

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk- weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.
(4)	The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.38,440, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage- backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

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

CAMEL Quality Rating System

     Under Law No. 24,144 the Central Bank established the “CAMEL” quality rating system which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions Law, its administrative order and the general operating solvency of the entity. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank that is being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an institution can receive. By combining the individual factors that are under evaluation, a combined index can be obtained which represents the final rating for the entity. The rating a bank receives from the CAMEL system can be used by the Central Bank in making decisions such as determining the levels of minimum capital or the amount of contributions a bank is required to contribute to the insurance guarantee system. According to the letter presented by the Central Bank on November 30, 2000, we were granted a quality rating of 1. Since then no new ratings have been published by the Central Bank.

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

     The requirement was abrogated by Communication “A” 3498 of the Central Bank, dated March 1, 2002.

     A (“Audit”). The Central Bank requires a number of auditing procedures which include:

  The creation of a registry of auditors;

  The implementation of strict accounting procedures to be observed by auditors;

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

     C (“Calificación” (Spanish for Rating)). The rating agencies play a quite significant role in banking supervision. The rating work pays attention to the available guarantees and informs the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which naturally appear in the marketplace to fulfill such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

Foreign Currency Position

     As at the date of this Prospectus, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of :

  15% of the equivalent in dollars of their Bank´s Computable Net Worth (Responsabilidad Patrimonial Computable or “RPC”), as registered at the close of the month that is two months prior to the relevant month plus the amount that results from multiplying 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is two months prior to the relevant month.

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

     To this effect, the Central Bank defined the general foreign-exchange position as the sum of the following items:

  Gold and foreign currency resources available in the country;

  Gold and foreign currency resources available abroad;

  Foreign public and private securities;

  Cash or future foreign-exchange purchases pending settlement;

  Cash or future public and private security purchases pending settlement;

  Cash or future foreign-exchange sales pending settlement;

  Cash or future public and private security sales pending settlement; and

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

     In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any defects of application being subject to an equivalent increase in the minimum cash requirements. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

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

For financial information regarding our net foreign currency exposure, see Note 25. to the Consolidated Financial Statements.

Fixed assets and other items

     The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

  Shares of local companies.

  Various credits (including the net balance favorable to Entity corresponding to the Minimum Presumed Income Tax. Undeductible of Basic Net Worth).

  Property for own use.

  Various property items.

  Organization and development expenses.

  Goodwill.

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

Local financial institution not included in the above definition: 10%.

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

     At December 31, 2005 the aggregate of computable loans, other extensions of credit and equity investments by Banco Francés on a consolidated basis to Related Persons amounted to Ps.131.6 million, or 6.98% of Banco Francés’ Computable Net Worth.

Non-financial Public Sector:

     By Communication “A” 3911 dated March 28, 2003 and effective as of April 2003, the Central Bank set forth new limits for those transactions carried out with the non-financial public sector.

     The non-financial public sector includes inter alia:

  National Government;

  Provincial Governments;

  City of Buenos Aires;

  Municipal Governments; and

  Central administration, ministries, departments and their decentralized and autonomous entities and other official bodies.

     Communication "A" 4527 dated April 25, 2006 determines that the Central Bank may apply to public sector companies governed by Law 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they comply with the following requirements:

  In order to develop their activities, they should not require resources from the state budget –be it the national, municipal, provincial or belonging to the Autonomous City of Buenos Aires- for such concepts as transfers, capital contributions – excepting those corresponding to their incorporation – or reimbursable financial assistance- destined for covering expenses and/or investments made in the course of their normal and customary businesses, with the only exception of those which may have been contemplated in the 2001 and 2003 budgets.

  Technical and professional independence of their managerial bodies for implementing corporate policies.

  To trade their goods and/or services at market prices.

  To possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders.

  No distribution of dividends among their shareholders.

     Compliance with all the above conditions must have been verified uninterruptedly during at least the ten years immediately preceding the date of the granting of financial assistance.

     All financing granted to the above entities may not exceed the following limits with respect to the entity’s equity liability as at the last day of the preceding month:

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

     On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result from transactions existing prior to March 31, 2003, or are determined or increased by the receipt of compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform (including bonds issued in terms of Decree No. 1735/04 which may be received within the framework of the Argentine debt restructuring, in exchange for eligible securities pre-existing as at March 31, 2003), as well as those received within the framework of the Mortgage Refinancing System established by Law No. 25,798. Those excesses registered in the case of new transactions will also not be considered as non-compliances, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services or partial or total payments of the aforementioned debt. These funds must be applicable within 180 calendar days following the due date. In the case of a primary subscription of National Government debt securities, point 2 of Communication “A” 4343 authorizes the reinvestment of the funds to be collected for amortizations or partial or total payments, with an anticipation of up to 180 calendar days to their due date.

     In addition, by point 1 of Communication “A” 4455 and effective as of December 1, 2005, a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk –that is to say, with such volatility as informed by the Central Bank-, provided it does not exceed the equivalent to 15% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the allocation at market value of national public securities holdings, and iii) funds received for amortization services corresponding to the public sector assets involved.

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

     Effective July 1, 1993, the amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s Computable Net Worth may not exceed, in the aggregate, three or five times the bank’s Computable Net Worth, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limit does not consider those guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans (Communication “A” 3366). Also excluded until December 31, 2005 will be the compensation bonds or promissory notes received according to the provisions of Articles 28 and 29 of Decree No. 905/02 as amended (point 3 of Communication “A” 4093, as amended by point 7 of Communication “A” 4467).

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

Priority of Deposits

     Law No. 24,485 in force since April 18, 1995, as amended by Law No. 25,089, provides that in the event of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors (such as Holders), except for certain labor credits and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. Moreover, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the bank that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank´s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant Section 35 of the Argentine Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000 , or its equivalent in foreign currency, and (c) all other deposits on a pro rata basis.

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

     Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the MAE and authorized to act as over-the-counter brokers (“agentes de mercado abierto”). The MAE is a self-regulatory institution that has been authorized by the CNV. In our capacity as an over-the-counter broker, we are subject to the supervision of the MAE as a self-regulatory institution, and of the CNV as primary regulator, and accordingly, must comply with certain reporting requirements.

     Since 1990, the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires—“MERVAL”) has authorized brokerage firms or houses organized as sole purpose corporations to operate as securities brokers on the Buenos Aires Stock Exchange. Commercial banks may freely own a Securities Brokerage Company, there are no current restrictions on ownership, and most of the principal commercial banks operating in Argentina have already established their own Securities Brokerage Company. All brokers, individuals or firms, are required to own at least one share of stock in the MERVAL to be admitted as a securities broker on the Buenos Aires Stock Exchange.

     An agreement between the Buenos Aires Stock Exchange and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the Buenos Aires Stock Exchange and that all debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

     Commercial banks may operate as both managers and and custodians of Argentine mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

     We have been registered as an over-the-counter broker since 1989. In 1991, we established Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

     Under the Financial Institutions Law, if a financial institution:

  Evidences a cash reserve deficiency,

  Has not satisfied certain technical standards,

  Has not maintained minimum net worth standards, or

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

Dissolution and liquidation of financial institutions

     As provided in the Argentine Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then notify such decision to a competent court, which should determine who will liquidate the entity between the corporate authorities or an independent liquidator appointed for the purpose. The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

     Pursuant to the Argentine Financial Institutions Law, the Central Bank no longer acts as liquidator of financial institutions. However, if a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or significant changes have occurred in the institution’s condition since the original authorization was granted, then the Central Bank may revoke a bank’s license to operate as a financial institution. In this event, the law allows for judicial or extra judicial liquidation. During the liquidation process and once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy or a petition in bankruptcy may be filed by any creditor of the bank after a period of 60 calendar days has elapsed since the license was revoked.

Money laundering

     The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

     On April 13, 2000, the Argentine congress passed Law No. 25,246, which defines money laundering as a type of crime. In addition, the law creates the so-called Financial Information Unit, establishing an administrative criminal system, and supersedes several sections of the Argentine criminal code.

     Money laundering is defined as a crime under the criminal code, which states that a crime will be committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money or any other assets stemming from a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps.50,000 whether such amount results from one or more transactions.

     The main purpose of Law No. 25,246 is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies. These duties consist basically in information capturing functions. The Central Bank regulation requires banks to take certain minimum precautions to prevent money laundering.

     Each institution must appoint a senior management officer as the person responsible for money laundering prevention in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer or other person reporting to the general manager, the board of directors, or equivalent authority, will be responsible for the implementation, tracking, and control of internal procedures to ensure compliance with the regulations.

     In addition, financial institutions are required to report to the Superintendence any transaction that appears suspicious or unusual, or lacks economic or legal justification, or is unnecessarily complex, whether performed on isolated occasions or repeatedly. In July 2001, the Central Bank released a list of “non cooperative” jurisdictions so that financial institutions would pay special attention to transactions to and from those areas. Some of those jurisdictions include: Egypt, Guatemala, Cook Islands, Indonesia, Hungary, Lebanon, Marshall Islands and the Philippines.

     We comply with all applicable money laundering regulations as provided for by the Central Bank and the Financial Information Unit; in particular with Resolution No. 2 of the Financial Information Unit, dated October 25, 2002, which regulates Section 21 paragraphs a) and b) of Law No. 25,246 that provides for the gathering of information regarding suspicious operations and its reporting to the authorities.

Deposit Guarantee Insurance System

     Law No. 24,485, published on April 18, 1995 and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System. This system is limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to that offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

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

  Deposits made by persons directly or indirectly related to the financial institution;

  Deposits acquired by means of offering incentives, including deposits under the El Libretón program;

  Certificates of deposit of securities, acceptances or guarantees;

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

     In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 12.5657% equity interest in the company.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

     The Argentine economy has experienced significant volatility in recent decades characterized by periods of low or negative growth and high and variable levels of inflation. Although inflation was tempered and the economy experienced growth during most of the period from 1991 to the middle of 1998, in the third quarter of 1998 the economy entered into a long-lasting recession. In addition, the government experienced an increasing fiscal deficit which rose from approximately US$4.2 billion in 1998 to US$8.8 billion in 2001. By December of 2001, Argentina’s sovereign debt had increased to approximately US$143.9 billion, an increase of more than 84% from the end of 1994, primarily due to the inability of the Government to reduce public spending and increase tax collections. In the last quarter of 2001, Argentina’s economic conditions deteriorated significantly, precipitating a political and economic crisis.

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

     The year 2003 started with strong political uncertainties, which decreased with the newly elected administration. President Kirchner, who won the elections with only 22% of the votes, thereafter consolidated his political power through provincial elections and reinforced his positive image. Moreover, the exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels in the second semester. The growing economic activity, GDP increased by 8.8 % in 2003, was also driven by fixed gross investment, mainly in the construction industry, which rose by 38%. Local demand recovery, however, did not result in a larger pressure on prices as on average the economic figures are still below full use of resources. Showing strong differences between goods and services, consumer prices increased only 3.7% in 2003.

     A favorable evolution in the Argentine economy was recorded during year 2004. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus which exceeded the targets agreed on in the short-term agreement with the International Monetary Fund; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial trade surplus; iii) an increase of 9% in the Gross Domestic Product during the year 2004; iv) stabilization of wholesale and retail inflation rates; v) a more steady financial context with an increase in the financial system deposits; and vi) a marked increase in the prices of publicly traded Government securities.

     Moreover, unemployment levels also showed considerable improvements reaching 12.1% during the fourth quarter of 2004, over 2 percentage points below the same rate of the same period of the previous year.

     Exports from Argentina also benefited from the high prices of commodities, especially the soy sector during the first semester. While export prices rose 9.4% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products exported as result of the weather conditions that impacted on the soy harvest. Exports of industrial products rose by almost 24% during the year, led by automobile, chemical and plastic products. However, the trade surplus (of 12,105 million dollars) fell in comparison to the previous year due to the strong increase in imports that expanded 62 % once again led by capital goods purchases.

     The key economic event during 2005 was the restructuring of the public debt in default since 2001 launched by the Government in February pursuant to which the Argentine government offered its creditors three types of bonds (par, discount & quasi-par) in exchange for the Argentine sovereign debt they held, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed 81,836 million dollars in securities held by residents and non residents, and achieved an acceptance rate of 76.15%. The new bonds issued after the exchange amounted to 35,261 million dollars, among which 44% were denominated in pesos.

     For the third consecutive year, the economy grew by 9.2% . With an economy growing at high rates, inflationary pressures started to appear during the first quarter of the year. Regulated prices (mainly public utilities´ tariffs) had a moderating impact on inflation in spite of which, the year ended with a 12.3% increase in prices.

     Greater optimism following the successful debt restructuring resulted in the return of positive capital flows to Argentina which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, was reflected in a 14.2% accrued growth of volumes exported in 2005. Thus, the trade surplus for the year closed at 11,418 million dollars, only 5.7 % below 2004’s, despite the 23.6 % growth of imports.

     In this environment of abundant foreign exchange supply and with the public sector as the main buyer of dollars with the purpose of honoring debt commitments with multilateral organizations, the exchange rate closed 2005 at 3.03 pesos per dollar, slightly above December 2004 levels.

     During 2005 the Government was able to sustain fiscal solvency and the primary result of the non financial public sector reached 19,661 million pesos, more than 13% above previous year’s surplus.

     In general, improvements in collection were the result of an increased inflation, economic activity growth and reduction of tax evasion. As of the second half of the year primary expenses started to grow at a rate stronger than that of revenues and this performance continued during the first quarter of 2006.

     The year 2005 was characterized by the higher interest payments and debt amortizations, of approximately 12,000 million dollars, that the government had to face due to different reasons, including the completion of the debt restructuring process and the lack of agreement with the IMF during the year. By mid-December, the government decided to pay off, completely and in advance, its 9,500 million dollar debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006, replacing those reserves at the Central Bank by a dollar-denominated government security with similar yield.

Effects of Recent Events on Banco Francés

     Substantially all of our operations, property and customers are located in Argentina. Consequently, following the 2002 crisis and the package of government measures described elsewhere in this annual report, our financial condition and results of operations were deeply affected. During 2002 our business activities contracted compared to historical levels since December 2001, and a liquidity needs led to a suspension of most of new loans. Our structural strengths, our reaction capacity and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds with domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

     Following a four-year recession period, the economy began to recover in 2003 and deposits flowed back into the system. This positive trend continued during 2004 both in terms of economic activity and fiscal solvency, with stable prices and exchange rates, while in the financial system peso and dollar deposits continued to grow and loans to the private sector accelerated their recovery. Similarly the economy showed a solid performance during 2005, with a robust 9% GDP growth. The successful conclusion of the sovereign debt restructuring process by the beginning of the year led to a capital inflow, which in turn, combined with a positive trade balance, allowed to maintain the national government’s fiscal surplus, while the monetary policy implemented by the Central Bank focused on increasing international reserves. Deposits also have recovered, spurred by the strong performance of private sector deposits, and private sector loans outperformed with cumulative expansion of over 30%.

     In 2005, we concentrated our efforts on implementing the following measures:

  Increase private sector loans with a conservative risk assessment strategy;

  Reduce our public sector exposure in order to comply with regulations that limit public sector holdings to 40% of total assets;

  Further develop the transactional business as a source of fee income;

  Improve our assets and liabilities structure (including the payment of the loans granted by the Central Bank during the liquidity crisis) given the increase in public sector assets’ market value; and

  Engage in discussions with the Government on the solution of pending issues, such as: 1) compensation of losses related to the payment of judicial injunctions; and 2) reduction of structural mismatches between our assets and liabilities accounts (term and rate).

Critical Accounting Policies

     Our Consolidated Financial Statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Notes 3. and 4. to the Consolidated Financial Statements. These rules require Banco Francés and its subsidiaries to make some estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of Banco Francés and its subsidiaries.

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

Contingent Liabilities

     We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of reserves required, if any, for these contingencies after a careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in the settlement strategy.

     The Bank is a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the economic crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against Banco Francés ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation or 2) the release of rescheduled deposits or 3) inapplicability of the "emergency framework" legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. Because no city, state, or supreme court has ruled on the matter as of the date of filing of this report, the final outcome of these legal actions is unknown.

     At December 31, 2005, as described in Note 15.2. to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments from April 2003. As of December 31, 2005, Banco Francés keeps registered under this concept Ps.1,119.4 million less accumulated amortization of Ps.554.0 million under Intangible Assets. Moreover, Banco Francés has stated in a note to the Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

     We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP require financial instruments to be valued at fair value. We estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used (see Note 17.16. to Consolidated Financial Statements).

     Although we used our best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Moreover, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

     For a detailed description of the applicable accounting principles, please see Note 3. to the Consolidated Financial Statements.

Differences between Central Bank Rules and Generally Accepted Accounting Principles Effective in the City of Buenos Aires

     The most significant valuation differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Buenos Aires City are detailed below (see Note 4. to the Consolidated Financial Statements).

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

Professional accounting standards effective in Buenos Aires City established the discontinuance of the restatement into homogenous currency as of October 1, 2003 on the understanding that the country had a stable monetary context. The change in the Wholesale Price Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, effective in the City of Buenos Aires, the effect on the net loss for each fiscal year and total stockholders' equity would not have been significant considering the financial statements as a whole.

Valuation Criteria

(1) Federal Government Secured loans

As detailed in Note 3.5.3. to the Consolidated Financial Statements, and as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousand for Federal Secured loans. At December 31, 2005 and 2004, those loans are recorded under “Loans – to the Public Sector” amounting to Ps.3,809,264 thousand and Ps.6,181,489 thousand, respectively, in accordance with Central Bank regulations.

In accordance with current professional accounting standards, effective in the City of Buenos Aires, at December 31, 2005 and 2004, the value of these assets should have been calculated by considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction costs, plus interest accrued through the end of each period, converted into pesos at the rate of Ps.1.40 per dollar plus CER. However, the recoverable values of these assets exceed their book values.

(2) Government Securities and Other credit assistance with the Public Sector

As of December 31, 2005 and 2004, the Bank and its subsidiaries own Government Securities and other assets with the Public Sector, valued in accordance with the criterion described in Notes 3.5.2., 3.5.3. and 3.5.8. to the Consolidated Financial Statements. In accordance with accounting standards currently in effect in the City of Buenos Aires, these assets are to be valued at current value.

The net balance sheet effect resulting from considering current values would imply a decrease in shareholders’ equity in approximately Ps.265,000 and Ps.518,000 thousand as of December 31, 2005 and 2004, respectively.

(3) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 15.2. to the Consolidated Financial Statements, at December 31, 2005 and 2004, the Bank recorded assets amounting to Ps.565,352 thousand and Ps.739,289 thousand, respectively, under “Intangible Assets –

Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the Central Bank. In accordance with current professional accounting standards, effective in the City of Buenos Aires, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

(4)	Tax Effects

As it is indicated in Note 5.1. to the Consolidated Financial Statements., the Bank has received various communications from the Central Bank pursuant to which that Central Bank indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, effective in the City of Buenos Aires, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the provisions set up by the Bank in this respect, for Ps.360,000 thousand and Ps.118,000 thousand as of December 31, 2005 and 2004, respectively, should be recovered.

     In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Buenos Aires City.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in the City of Buenos Aires

      In 2005, Consolidar Cía de Seguros de Retiro S.A. included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The Other Subsidiaries´ Liabilities caption includes Ps.29,819 corresponding to the regularizing account called “Unaccrued Secured Loans Valuation Difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with the current professional accounting standards, effective in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

Operating Results

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

     By means of Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree No. 664/03 of the Executive Branch the application of the restatement method on financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement only until February 28, 2003.

     The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 17 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial

Information”. Additionaly the information set below for the fiscal years ended December 2004 and 2003 has been modified from its original version to apply the adjustments to prior years’ income (loss). As fully explained in Note 3.5.18. to the Consolidated Financial Statements.

     Within the framework of the Regularization and Reorganization Plan filed by the Bank with the Central Bank, and Resolution No. 52/04 of the Superintendency of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Ltd. Accordingly, the Financial Statements for the fiscal years ended up to December 31, 2003 include the consolidation of Banco Francés (Cayman) Ltd. For more information see Notes 1.5. and 15.5. to the Consolidated Financial Statements.

Results of Operations for the Fiscal Years Ended December 31, 2005, 2004 and 2003.

Overview

     Our net income for fiscal year ended December 31, 2005 was Ps.117.2 million. This income was mainly due to a 50.07% increase in Gross Intermediation Margin, a 23.29% increase in Service Charge Income, a 4.98% decrease in Other Expenses and a 75,73% decrease in Income Tax. This income was partially offset by a 120.43% increase in Provisions for Loan Losses, a 41.83% increase in Service Charge Expense, a 14.12% increase in Operating Expenses, a 33.66% decrease in Other Income and a 32.94% increase in loss on Minority Interest in Subsidiaries.

     Our net loss for fiscal year ended December 31, 2004, was Ps.54.0 million. This loss was mainly due to a 10.56% increase in Service Charge Expense, a 38.93% decrease in Other Income, a 3.28% increase in Other Expense and a 366.33% increase in loss on Minority Interest in Subsidiaries. The loss was partially offset by a 305.06% increase in Gross Intermediation Margin, a 32.91% decrease in Provisions for Loan Losses, a 27.77% increase in Service Charge Income, a 4.44% decrease in Operating Expenses, a 59.26% decrease in Income Tax and the elimination of monetary loss.

Financial Income

     Our Financial Income increased 43.24% to Ps.1,654.2 million for the fiscal year ended December 31, 2005 from Ps.1,154.8 million for the fiscal year ended December 31, 2004 which in turn decreased 5,86% from Ps.1,226.7 million for the fiscal year ended December 31, 2003. The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,

	2005	2004	2003(1)

	(in thousands of pesos)
Interest on cash and due from banks	25,364	12,641	10,045
Interest on loans to the financial sector	21,245	5,675	6,997
Interest on overdraft	41,346	25,184	28,710
Interest on loans with privileged guarantees	45,109	46,256	48,696
Interest on credit card loans	24,095	17,606	32,992
Interest on other loans	498,423	354,247	384,035
Net income from government and private securities	209,438	182,183	179,667
Interest from other receivables from financial transactions	10,374	6,921	7,181
Indexation by benchmark stabilization coefficient (CER)	663,743	375,921	284,274
Listed-price differences	-	-	193,147
Other	115,015	128,191	50,993

Total	1,654,152	1,154,825	1,226,737

(1)	Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.

     The increase in Financial Income during fiscal year ended December 31, 2005, was mainly due to an increase in CER, Net income on Government and Private Securities, Interest on Other Loans, Interest on Overdraft, Interest on Loans to the Financial Sector, Interest on Cash and Due from Banks and Interest on Credit Card Loans. These increases were partially offset by decreases in Interest on Loans with Privileged Guarantees and Other Financial Income. This variation reflected the increase in average volume and average nominal interest rate on interest earning assets.

     The decrease in Financial Income during the fiscal year ended December 31, 2004, was mainly due to a decrease in listed-price differences, Interests on Other Loans, Interest on Overdraft, Interest on Credit Card Loans, Interest on Loans with Privileged Guarantees and Interest on Loans to the Financial Sector. These decreases were partially offset by increases in CER, Interest on Cash and Due from Banks, Net Income from Government and Private Securities and increases in Other Income. This variation reflected the decrease in average volume on interest earning assets partially offset by increases in average nominal rates on interest earning assets (increase in average real rates).

     The following table sets forth the changes in financial income due to increases/decreases in volume and increases/decreases in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31 2005 vs. December 31 2004 Increase (Decrease)	December 31 2004 vs. December 31 2003 Increase (Decrease)

	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	253,128	(159,235)
Financial Income due to changes in average nominal rates of interest-earning assets	202,735	305,015
Financial Income due to changes in the volume and average nominal rates of interest-earning
assets	47,966	(49,380)

Net Change	503,829	96,400

Financial Expenses

     Financial Expenses increased 32.85% to Ps.608.9 million in the fiscal year ended December 31, 2005 from Ps.458.4 million in the fiscal year ended December 31, 2004, which in turn was decrease of 56.55% from Ps.1,054.8 million in the fiscal year ended December 31, 2003. The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,

	2005	2004	2003(1)

	(in thousands of pesos)
Interest on checking accounts	23,782	20,359	17,454
Interest on savings deposits	3,675	3,639	4,282
Interest on time deposit (2)	152,660	116,569	413,390
Interest from other liabilities from financial transactions	28,001	21,845	173,568
Indexation by benchmark stabilization coefficient (CER)	306,815	166,712	101,091
Listed-price differences	525	-	225,463
Other	93,491	129,236	119,546

Total	608,949	458,360	1,054,794

(1)	Some reclassifications in both financial income and financial expenses have been carried out to make comparisons easier.
(2)	Includes interest on “CEDROS”.

     Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.32.2 million as of December 31,2005, Ps.43.1 million as of December 31, 2004 and Ps.33.9 million as of December 31, 2003.

     Contributions to the Bank Deposit Guarantee Insurance System decreased during fiscal year 2005 due to the decrease in the rate of contribution from 0.03% - 0.02% during fircal year ended December 31, 2004 to 0.015% in the fiscal year ended December 31, 2005.

     Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal year 2004 due to increases in volume of savings and demand deposits.

     The following table sets forth the changes in Financial Expenses due to the increases/decreases in volume and decreases/increases of nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2005 vs December 31, 2004 Increase (Decrease)	December 31, 2004 vs December 31, 2003 Increase (Decrease)

	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	5,283	(75,800)
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	154,165	(260,052)
Financial Expense due to changes in the volume and average nominal rates of interest-
bearing liabilities	1,867	27,513

Net Change	161,315	(308,339)

     Our average interest-bearing liabilities increased 1.27% from Ps.10.2 billion in fiscal 2004 to Ps.10.3 billion in the fiscal year ended December 31, 2005. This increase was mainly attributable to a increase in volume of saving deposits and time deposits, partially offset by decreases in volume of loans from the Central Bank, other financial institutions, corporate bonds and Other liabilities. Average dollar-denominated time deposits increased 94.27% from Ps.195.1 million in the fiscal year ended December 31, 2004 to Ps.379.0 million in the fiscal year ended December 31, 2005. Average peso-denominated time deposits increased 22.16% to Ps.4,852.7 million in the fiscal year ended December 31, 2005, from Ps.3,972.5 million in the fiscal year ended December 31, 2004. Average dollar-denominated and peso-denominated saving deposits increased 60.25% and 6.22% from Ps.364.0 million and Ps.2,061.2 million in the fiscal year ended December 31, 2004, to Ps.583.3 million and Ps.2,189.5 million in the fiscal year ended December 31, 2005, respectively. Average corporate bonds issued decreased 23.53% from Ps.415.2 million in the fiscal year ended December 31, 2004 to Ps.317.5 million in the fiscal year ended December 31, 2005. Borrowings from the Central Bank decreased 35.928% from Ps.1,949.6 million in the fiscal year ended December 31, 2004 to Ps.1,249.3 million in the fiscal year ended December 31, 2005 mainly due to the payments made during the fiscal year and the full prepayment in September 2005 of the Advances received from BCRA during the liquidity crisis of fiscal 2002. See “Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

     Our average interest-bearing liabilities decreased 10.5% from Ps.11.4 billion in fiscal 2003 to Ps.10.2 billion in the fiscal year ended December 31, 2004. This decrease was mainly attributable to a decrease in volume of time deposits, loans from the Central Bank, other financial institutions, corporate bonds and Other liabilities, partially offset by an increase in volume of saving deposits. Average dollar-denominated time deposits decreased 57.03% from Ps.454.1 million in the fiscal year ended December 31, 2003 to Ps.195.1 million in the fiscal year ended December 31, 2004. Average peso-denominated time deposits decreased 12.96% to Ps.3,972.5 million in the fiscal year ended December 31, 2004, from Ps.4,563.8 million in the fiscal year ended December 31, 2003. Average dollar-denominated and peso-denominated saving deposits increased 32.92% and 181.09% from Ps.273.8 million and Ps.733.3 million in the fiscal year ended December 31, 2003, to Ps.364.0 million and Ps.2,061.2 million in the fiscal year ended December 31, 2004, respectively. Average corporate bonds issued decreased 14.0% from Ps.482.8 million in the fiscal year ended December 31, 2003 to Ps.415.2 million in the fiscal year ended December 31, 2004. Borrowings from the Central Bank decreased 10.18% from Ps.2,170.6 million in the fiscal year ended December 31, 2003 to Ps.1,949.6 million in the fiscal year ended December 31, 2004 mainly due to the payments made during the fiscal year.

Gross Intermediation Margin

     Our Gross Intermediation Margin (defined as Financial Income less Financial Expenses) of Ps.1,045.2 million in the fiscal year ended December 31, 2005, represented a 50.07% increase over Gross Intermediation Margin of Ps.696.5 million in the fiscal year ended December 31, 2004, which in turn represented a 305.06% increase over Gross Intermediation Margin of Ps.171.9 million in the fiscal year ended December 31, 2003.

     The following table sets forth the changes in Gross Intermediation Margin:

	December 31, 2005 vs. December 31, 2004 Increase (Decrease)	December 31, 2004 vs. December 31, 2003 Increase (Decrease)

	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and
interest-bearing liabilities	247,845	(83,435)
Gross Intermediation Margin due to changes in average nominal rates of interest-earning
assets and interest-bearing liabilities	48,570	565,067
Gross Intermediation Margin due to changes in the volume and average nominal rates of
interest-earning assets and interest-bearing liabilities	46,099	(76,893)

Net Change	342,514	404,739

     The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2005 was principally due to an increase in the yield spread (nominal basis) from 5.03% in the fiscal year ended December 31, 2004 to 5.22% in the fiscal year ended December 31, 2005, and to the increases in volume and average nominal rates of interest-earning assets partially offset by increases in volume and nominal rates of interest-bearing liabilities.

     The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2004 was principally due to an increase in the yield spread (nominal basis) from 0.87% in the fiscal year ended December 31, 2003 to 5.03% in the fiscal year ended December 31, 2004, and to the decreases in volume and average nominal rates of interest-bearing liabilities and increase in average nominal rates of interest-earning assets partially offset by decrease in volume of interest-earning assets.

     See “Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities”, “ Interest-Earning Assets: Net Interest Margin and Spread”.

Provision for Loan Losses

     Loan loss provisions totaled Ps.114.6 million in the fiscal year ended December 31, 2005, a 120.43% increase over Ps.52.0 million in the fiscal year ended December 31, 2004, which in turn represents a 32.91% decrease over the Ps.77.5 million in the fiscal year ended December 31, 2003. The increase in fiscal 2005 was mainly due to direct charge offs derived from the sale of Public Sector Loans done during the year. The decrease in fiscal 2004 was mainly due to the improvement of the economic situation in some economic sectors, which allowed for a better recovery of the loans portfolio and due to the sale of nonperforming loans in connection to the Banco Francés (Cayman) Ltd. transaction.

     Our non-performing loan portfolio amounted to Ps.93.5 million at December 31, 2005, a 11.10% decrease over Ps.105.1 million at December 31, 2004, which in turn represented a 82.07% decrease over the Ps.586.2 million at December 31, 2003.

     The non-performing loan portfolio ratio decreased from 6.66% at December 31, 2003 to 1.11% as of December 31, 2004 and decreased to 1.08% as of December 31, 2005.

     Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

     Service Charge Income was Ps.721.2 million for fiscal year ended December 31, 2005, Ps.584.9 million for fiscal year ended December 31, 2004 and Ps.457.8 million for fiscal 2003. The fiscal year 2005 amount represented a 23.29% increase from the amount earned in fiscal 2004. The fiscal 2004 amount represented a 27.77% increase from the amount earned in 2003. The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,

	2005	2004	2003

	(in thousands of pesos)
Service charges on deposit accounts	141,885	136,537	114,046
Credit card operations	75,913	74,540	55,309
Other fees related to foreign trade	33,051	24,215	23,734
Credit-related fees	14,391	7,668	4,231
Fund management fees	317,633	257,520	193,225
Capital markets and securities activities	9,496	8,798	10,604
Rental of safety deposit boxes	11,419	9,210	6,314
Fees related to guarantees	1,791	2,547	1,813
Insurance agency	20,409	18,101	10,493
Other	95,179	45,777	38,009

Total	721,167	584,913	457,778

     Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on current accounts. These fees increased 19.32% from Ps.114.0 million in the fiscal year ended December 31, 2003 to Ps.136.1 million in the fiscal year ended December 31, 2004 which in turn increased 4.26% to Ps.141.9 million in the fiscal year ended December 31, 2005. The increase in fiscal 2005 was mainly due to increases in the volume and number of transactions of such accounts. The increase in fiscal 2004 was mainly due to an increase in activity. At December 31, 2005, we had 1,285,428 of such accounts compared to 1,211,006 such accounts at December 31, 2004 and compared to the 1,271,479 such accounts at December 31, 2003.

     Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 34.77% from Ps.55.3 million in the fiscal year ended December 31, 2003 to Ps.74.5 million in the fiscal year ended December 31, 2004, and in turn increased 1.84% to Ps.75.9 million in fiscal 2005. The increase in the fiscal year 2005 was mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. The increase in the fiscal year 2004 was mainly due to the recovery of the Argentine economic situation during the fiscal year. At December 31, 2005, the total number of credit cards we issued amounted to 672,558 compared to 558,864 at December 31, 2004 and to 507,687, at December 31, 2003.

     Fees related to foreign trade increased 2.03% from Ps.23.7 million in the fiscal year ended December 31, 2003, to Ps.24.2 million in the fiscal year ended December 31, 2004, and in turn increased 36.49% to Ps.33.1 million in the fiscal year ended December 31, 2005. The increase in fiscal 2005 was mainly due to increases in volume of foreign trade and to the increase in the exchange rate. The increase in the fiscal year 2004 was mainly because of increases in volume of foreign trade (imports) which we attribute to the stability of the rate of exchange during the fiscal year.

     Credit related fees increased 81.23% from Ps.4.2 million in the fiscal year ended December 31, 2003 to Ps.7.7 million in the fiscal year ended December 31, 2004, which in turn increased 87.68% to Ps.14.4 million in the fiscal year ended December 31, 2005. These increases were mainly due to the increase in granting of new loans due to the improvement in the economic situation of Argentina.

     Fees related to fund management increased 33.27% from Ps.193.2 million in the fiscal year ended December 31, 2003 to Ps.257.5 in the fiscal year ended December 31, 2004, as a result of an increase in fund management and pension fund management activities. Similarly these fees increased 23.34% to Ps.317.6 million in the fiscal year ended December 31, 2005, as a result of an increase in fund management and pension fund management activities. Funds under management grew 19.0% to Ps.12.5 billion in the fiscal year 2005 from Ps 10.5 billion in the fiscal year 2004, which in turn increased 17.5% from Ps.9.5 billion in fiscal 2003.

     We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees increased during fiscal years 2004 and 2005 mainly due to the recovery of the economic environment in Argentina.

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

     Income from capital markets and securities activities decreased 17.03% from Ps.10.6 million in the fiscal year ended December 31, 2003, to Ps.8.8 million in the fiscal year ended December 31, 2004, mainly due to a decrease in activity related to private debt restructuring, and increased 7.93% to Ps.9.5 million in the fiscal year ended December 31, 2005 mainly due to increase in activity in placement of bonds of private sector enterprises.

     Rental of safety deposit boxes increased 45.87% from Ps.6.3 million in the fiscal year ended December 31, 2003 to Ps.9.2 million in the fiscal year ended December 31, 2004, and further increased 23.98% to 11.4 million in the fiscal year ended December 31, 2005. These increases were mainly due to the increase in activity due to the improvement of the economic situation in Argentina.

     Fees related to Insurance Agency increased 72.51% from Ps.10.5 million in the fiscal year ended December 31, 2003 to Ps.18.1 million in the fiscal year ended December 31, 2004 and increased 12.75% to Ps.20.4 million in the fiscal year ended December 31, 2005. These increases were mainly due to the increase in consumer economic activity.

     Fees related to guarantees increased 40.49% from Ps.1.8 million in the fiscal year ended December 31, 2003 to Ps.2.5 million in the fiscal year ended December 31, 2004 and in turn decreased 29.68% to Ps.1.8 million in the fiscal year ended December 31, 2005. The increase in fiscal 2004 was mainly due to increase in activity. The decrease in fiscal 2005 was mainly due to a decrease in activity.

     Other service charge income increased 21.63% from Ps.38.0 million in the fiscal year ended December 31, 2003 to Ps.46.2 million in fiscal 2004. This service charge income increased 105.88% to Ps.95.2 million in the fiscal year ended December 31, 2005.

Service Charge Expenses

     Service Charge Expenses, which consist of fees that we paid principally to other financial institutions, and taxes on service charge income increased 10.56% from Ps.49.6 million in the fiscal year ended December 31, 2003 to Ps.54.8 million in the fiscal year ended December 31, 2004, mainly as a result of the increase in commissions paid and due to the increase in Service Charge Income. These expenses increased 41.83% to Ps.77.8 million in the fiscal year ended December 31, 2005 mainly as a result of the increase in Service Charge Income.

Operating Expenses

     Our operating expenses increased 14.12% to Ps.775.8 million in the fiscal year ended December 31, 2005 from Ps.679.8 million in the fiscal year ended December 31, 2004, which in turn decreased 4.44% from Ps.711.4 million in the fiscal year ended December 31, 2003.

     Operating expenses increased in the fiscal year 2005 mainly because of: (i) a 20.66% increase in personnel expenses, (ii) a 22.19% increase in taxes, (iii) a 34.10% increase in credit card advertising and issuance expenses, (iv) a 45.72% increase in advertising and promotion, (v) a 10.57% increase in maintenance and repairs, (vi) a 19.40% increase in staff welfare, (vii) a 13.82% increase in rentals, (viii) a 18.03% increase in business travel and development, (ix) a 5.68% increase in utilities, (x) a 6.12% increase in fees and external administrative services and (xi) a 15.41% increase in other operating expenses. Such increases were partially offset by: (i) a 15.78% decrease in depreciation of Bank premises and equipment, (ii) a 38.29% decrease in courier transportation and (iii) a 26.30% decrease in amortization of organization and development expenses.

     Operating expenses decreased in the fiscal year 2004 mainly because of: (i) a 63.59% decrease in amortization of organization and development expenses, (ii) a 10.80% decrease in utilities (iii) a 33.13% decrease in depreciation of bank premises and equipment, (iv) a 9.8% decrease in fees and external administrative services and (v) a 0.92% decrease in courrier transportation. Such decreases were partially offset by: (i) a 10.17% increase in personnel expenses, (ii) a 209.34% increase credit card advertising and issuance expense, (iii) a 45.51% increase in advertising and promotion, (iv) a 20.19% increase in taxes and (v) a 4.08% increase in other expenses.

     The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,

	2005	2004 (1)	2003 (1)

	(in thousands of pesos)
Personnel expenses	372,128	308,400	279,935
Fees and external administrative services	10,852	10,226	11,337
Taxes	37,818	30,949	25,749
Utilities	20,989	19,860	22,265
Depreciation of Bank property and equipment	29,248	34,727	51,935
Credit card advertising and issuance expense	16,302	12,157	3,930
Courier transportation	7,213	11,688	11,797
Advertising and promotion (excluding credit card advertising)	34,146	23,433	16,104
Maintenance and repairs	26,157	23,656	22,669
Business travel and development	12,961	10,981	10,945
Staff welfare	25,565	21,411	20,613
Amortization of organization and development expenses	28,082	38,104	104,660
Rentals	38,968	34,237	33,388
Other	115,406	100,000	96,080

Total	775,835	679,829	711,407

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

     The largest component of Operating Expenses in each of these years was personnel expenses, which increased 20.66% during fiscal year 2005 and 10.17% during fiscal year 2004 principally as a result of increases in salaries (which include payroll, termination payments and bonuses).

     The number of our full-time employees decreased from 3,753 in the fiscal year ended December 31, 2003 to 3,541 in the fiscal year ended December 31, 2004 and increased to 3,618 in the fiscal year ended December 31, 2005 (not including 1,907; 1,884 and 1,908 employees from non-banking subsidiaries, at December 31, 2005, 2004 and 2003, respectively). The decrease in total personnel from fiscal year 2003 to fiscal year 2004 was principally due to the reduction in the number of bank personnel because of cost-cutting efforts. The increase in fiscal 2005 was mainly due to the recovery of our business activity.

     During fiscal 2005 we opened 3 branch offices while during fiscal year 2004, we closed 8 branch offices (including four branch offices of Credilogros) and during fiscal year 2003, we closed 10 branch offices.

     Fees and external administrative services increased 6.12% to Ps.10.9 million in the fiscal year ended December 31, 2005 from Ps.10.2 million in the fiscal year ended December 31, 2004, which in turn decreased 9.8% from Ps.11.3 million in the fiscal year ended December 31, 2003. The decrease in the fiscal year ended December 31, 2004 was mainly due to a decrease in hiring external administrative resources. The increase in fiscal 2005 was mainly due to increases in the costs of services and in hiring external resources.

     Taxes other than income tax increased 22.19% to Ps.37.8 million in the fiscal year ended December 31, 2005 from Ps.30.9 million in the fiscal year ended December 31, 2004, which in turn increased 20.19% from Ps.25.7 million in the fiscal year ended December 31, 2003. The increases in fiscals 2005 and 2004 were mainly due to increase in activity.

     Depreciation of property and equipment decreased 15.78% to Ps.29.2 million in the fiscal year ended December 31, 2005, from Ps.34.7 million in the fiscal year ended December 31, 2004, which in turn decreased 33.13% from Ps.51.9 million in the fiscal year ended December 31, 2003. The decreases in fiscal 2005 and 2004 were mainly due to reductions in additions to the Bank´s properties and equipment.

     Credit card advertising and issuance expense increased 34.09% to Ps.16.3 million in the fiscal year ended December 31, 2005 from Ps.12.2 million in the fiscal year ended December 31, 2004, which in turn increased 209.34% from Ps.3.9 million in the fiscal year ended December 31, 2003. The increases in fiscals 2005 and 2004 were mainly a result of an increases in the use of credit cards due to the improving economic situation of Argentina, and the relaunching of all credit products by the Financial System.

     Advertising and promotion fees increased 45.71% to Ps.34.1 million in the fiscal year ended December 31, 2005, from Ps.23.4 million in the fiscal year ended December 31, 2004, which in turn increased 45.51% from Ps.16.1 million in the fiscal year ended December 31, 2003. The increases in fiscal 2005 and 2004 were mainly due to an increase of advertising expenses related to products relaunched during those fiscal years.

     Utility costs increased 5.68% to Ps.21.0 million in the fiscal year ended December 31, 2005, from Ps.19.9 million in the fiscal year ended December 31, 2004, which in turn decreased 10.79% from Ps.22.3 million in fiscal 2003. The increase in the fiscal year 2005 was mainly due to a higher activity level. The decrease in the fiscal year ended December 31, 2004 was mainly due to the different plans adopted in order to reduce administrative expenses, the negotiation of contracts with suppliers at corporate level, the closing of branches and improvements in efficiency derived from new processing systems.

     Amortization of organization and development expenses decreased 26.30% to Ps.28.1 million in the fiscal year ended December 31, 2005, from Ps.38.1 million in the fiscal year ended December 31, 2004, which in turn decreased 63.59% from Ps.104.7 million in the fiscal year ended December 31, 2003. The decreases in fiscals 2005 and 2004 were mainly due to reductions in additions during those fiscal years.

     Rental expenses increased 13.82% to Ps.39.0 million in the fiscal year ended December 31, 2005, from Ps.34.2 million in the fiscal year ended December 31, 2004, which in turn increased 2.54% from Ps.33.4 million in the fiscal year ended December 31, 2003. The increases in the fiscal years 2005 and 2004 were mainly due to higher rental costs. At December 31, 2005 our branch network consisted of 230 branches, of which 114 were located in properties we own and 116 were located in properties we lease. At December 31, 2004 our branch network consisted of 227 branches, of which 114 were located in properties we own and 113 were located in properties we lease.

     Other operating expenses increased 15.40% to Ps.115.4 million in the fiscal year ended December 31, 2005 from Ps.100.0 million in the fiscal year ended December 31, 2004, which in turn increased 4.07% from Ps.96.1 million in the fiscal year ended December 31, 2003. The increases in fiscal 2005 and 2004 were mainly due to increases in costs and to the increase in activity.

Other Income

     Other Income decreased 33.66% to Ps.483.9 million in the fiscal year ended December 31, 2005 from Ps.729.3 million in the fiscal year ended December 31, 2004, which in turn decreased 38.93% from Ps.1,194.3 million in the fiscal year ended December 31, 2003. The decrease in fiscal 2005 was mainly due to a 72.10% decrease in recoveries of charged off loans and reversal of allowances, an 85.67% decrease in income from long-term investments and a 37.24% decrease in income from disposal of assets, partially offset by increases in rentals, punitive interest and interest on other assets. The decrease in fiscal 2004 was mainly due to a 65.59% decrease in recoveries of charged-off loans and reversal of allowances, and decreases in punitive interest and interest on other assets, partially offset by increases in income from long-term investments, rentals and income from disposal of fixed assets.

Other Expenses

     Other Expenses decreased 4.98% to Ps.1,128.9 million in the fiscal year ended December 31, 2005 from Ps.1,188.1 million in the fiscal year ended December 31, 2004, which in turn increased 3.28% from Ps.1,150.4 million in the fiscal year ended December 31, 2003.

     The decrease in the fiscal year ended December 31, 2005 was mainly due to a 26.51% decrease in Other Expenses (from Ps.608.6 million in the fiscal year ended December 31, 2004 to Ps.447.2 million in the fiscal year ended December 31, 2005), partially offset by a 8.13% increase in depreciation on differences paid on constitutional protection actions (from Ps.203.4 million in the fiscal year ended December 31, 2004 to Ps.220.0 million in the fiscal year ended December 31, 2005) and a 20.31% increase in provision for other receivables and other allowances (from Ps.351.5 million in the fiscal year ended December 31, 2004 to Ps.422.9 million in the fiscal year ended December 31, 2005).

     The increase in the fiscal year 2004 was mainly due to: (i) a 53.65% increase in depreciation on differences paid on constitutional protection actions (from Ps.132.4 million in the fiscal year ended December 31, 2003 to Ps.203.4 million in the fiscal year ended December 31, 2004) and (ii) a 61.99% increase in Other Expenses—other (from Ps.375.7 million in the fiscal year ended December 31, 2003 to Ps.608.6 million in the fiscal year ended December 31, 2004). These increases were partially offset by: (i) a 42.58% decrease in provision for other receivables and other allowances (from Ps.612.2 million in the fiscal year ended December 31, 2003 to Ps.351.5 million in the fiscal year ended December 31, 2004) and (ii) a 31.82% decrease in amortization in goodwill (from Ps.9.9 million in the fiscal year ended December 31, 2003 to Ps.6.8 million in the fiscal year ended December 31, 2004).

Income Tax

     Income Tax expense was Ps.18.7 million in the fiscal year ended December 31, 2005, a 75.73% decrease from Ps.77.1 million of the fiscal year ended December 31, 2004, which in turn represents a 59.26% decrease over the Ps.189.2 million posted in the fiscal year ended December 31, 2003. The decreases in the fiscal years 2005 and 2004 were mainly due to the temporary differences originated in each fiscal year according to the deferred tax method of accounting.

     The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,

	2005	2004 (2)	2003 (2)

	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	153,067	35,954	(165,940)
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	53,573	12,584	(58,079)
Deferred tax	(84,700)	—	63,176
Inflation adjustment not deductible	—	—	22,636
Tax-exempt income	(54,363)	(71,766)	(12,360)
Unrealized valuation difference		—	—
Loss on capital contribution in kind to subsidiaries		—	(227,455)
Allowances on deferred tax assets	84,700	(23,624)	64,924
Other	(12,815)	(73,881)	323,063

Income tax (gain) / loss	(13,605)	(156,687)	175,905
(Allowances)	—	(83,552)	(49,133)

Income tax (gain) / loss, net	(13,605)	(73,135)	225,038
Actual income tax	13,605	5,638	8,178
Deferred income tax (1)	—	67,497	216,860

(1)	Included in Other Income and Income Tax.
(2)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

     Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries is tax exempt, and depreciation of goodwill is not tax deductible. Second, effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 17.1. to the Consolidated Financial Statements.

Minority interest in subsidiaries

     Loss on minority interest was Ps.17.1 million in the fiscal year ended December 31, 2005; Ps.12.9 million in the fiscal year ended December 31, 2004 and Ps.4.8 million (income) in the fiscal year ended December 31, 2003. These changes were mainly due to the changes in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the changes in net income of Credilogros Compañía Financiera S.A. (in which we have a 69.52% interest) and PSA Compañía Financiera S.A. (in which we hold a 50% interest).

Monetary loss

     Monetary loss reflects the effect derived from inflation (since January 1, 2002 up to February 2003) for maintaining monetary assets and liabilities. See Note 3.2. to the Consolidated Financial Statements.

Financial Condition

Total Assets

     At December 31, 2005 we had total assets of Ps.15,983.7 million, which represented a 0.36% decrease from the Ps.16,041.7 million as of December 31, 2004.

     The decrease was mainly due to the following: an 8.49% decrease in Loans net of allowances (from Ps.9,268.7 million at December 31, 2004 to Ps.8,481.5 million at December 31, 2005) mainly due to the sale of Public Sector loans during the present fiscal year; a 14.74% decrease in Other Receivables from Financial Transactions (from Ps.975.2 million at December 31, 2004 to Ps.831.5 million at December 31, 2005), mainly due to the decrease of spot and forward sales of government securities; a 22.98% decrease in Intangible Assets (from Ps.850.8 million at December 31, 2004 to Ps.655.3 million at December 31, 2005), mainly due to the amortization of differences on constitutional protection actions paid; a 33.81% decrease in Other Assets (from Ps.95.5 million at December 31, 2004 to Ps.63.2 million at December 31, 2005), a 3.31% decrease in Cash and due from Banks (from Ps.1,666.6 million in the fiscal year ended December 31, 2004 to Ps.1,611.5 million in the fiscal year ended December 31, 2005), a 1.47% decrease in Bank Premises and Equipment (from Ps.381.4 million at December 31, 2004 to Ps.375.8 million at December 31, 2005) and a 21.85% decrease in Suspense items (from Ps.1,2 million al December 321, 2004 to Ps.0.9 million al December 31, 2005).

     These decreases were partially offset by: a 41.48% increase in Government and private securities (from Ps.2,476.9 million at December 31, 2004 to Ps.3,504.3 million at December 31, 2005), mainly due to the increase in Instruments issued by the Argentine Central Bank, a 122.22% increase in Assets Subject to Financial Lease (from Ps.58.6 million at December 31, 2004 to Ps.130.2 million at December 31, 2005), a 6.06% increase in Investments in Other Companies (from Ps.47.4 million at December 31, 2004 to Ps.50.3 million at December 31, 2005), a 27.9% increase in Other Receivables (from Ps.186.8 million at December 31, 2004 to Ps.239.0 million at December 31, 2005) and a 24.47% increase in Other Subsidiaries Assets (from Ps.32.3 million at December 31, 2004 to Ps.40.3 million at December 31, 2005).

Total Liabilities and Stockholders’ Equity

     At December 31, 2005, we had total liabilities and minority interests in subsidiaries of Ps.14,182.2 million, representing a 1.22% decrease from the Ps.14,357.3 million at December 31, 2004.

     The decrease was mainly due to the following: a 61.98% decrease in Other Liabilities from Financial Transactions (from Ps.3,274.4 million at December 31, 2004 to Ps.1,244.8 million at December 31, 2005) mainly due to the anticipated payment of the advances owed to the Argentine Central Bank, a 100% decrease in Subordinated Corporate Bonds (from Ps.60.3 million at December 31, 2004 to Ps.0 million at December 31, 2005), a 93.2% decrease in Suspense Items (from Ps.33.8 million at December 31, 2004 to Ps.2.3 million at December 31, 2005), and a 0.94% decrease in Allowances (from Ps.265.7 million at December 31, 2004 to Ps.263.2 million at December 31, 2005). These decreases were partially offset by: an 18% increase in Deposits (from Ps.8,993.8 million at December 31, 2004 to Ps.10,613.1 million at December 31, 2005), mainly due to the increase in certificates of deposits and savings accounts, a 14.47% increase in Other Subsidiary Liabilities (from Ps.1,413.4 million at December 31, 2004 to Ps.1,617.9 million at December 31, 2005), a 74.93% increase in Other liabilities (from Ps.144.0 million at December 31, 2004 to Ps.252.0 million at December 31, 2005) and an 8.31% increase in Minority Interest in Subsidiaries (from Ps.171.9 million at December 31, 2004 to Ps.189.0 million at December 31, 2005), mainly due to the income in subsidiaries.

     Stockholders’ Equity increased from Ps.1,684.3 million at December 31, 2004 to Ps.1,801.5 million at December 31, 2005. The 6.96% increase reflected the Net income of the year (Ps.117.2 million).

Liquidity and Capital Resources

Asset and Liability Management

     The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. We have an Asset and Liability Committee, which meets weekly, and is composed of the Chief Executive Officer, the Assistant Executive Director, Accounting and Risk Management, the Wholesale Banking Director, the Retail Banking Director, the Chief Financial Officer and the Treasury Manager. The Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates.

Liquidity

     Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquid assets to total deposits of 44.11%, 33.07% and 30.26% at December 31, 2005, 2004 and 2003, respectively. Liquid assets include cash, debt from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

     Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in current accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2005 totaled Ps.10,613.1 million. Approximately 12% of our deposits at such date were dollar denominated.

     Under a medium-term note program, that expired in December 2005, we issued the first series of subordinated corporate bonds, on March 31, 1998, in the amount of US$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March 31, 2005. As of December 31, 2002 we capitalized US$130 million of the above mentioned subordinated debt. As of December 31, 2004 the outstanding capital of this debt amounted to US$20 million, which was paid on March 31, 2005 upon maturity.

     On April 27, 2000, the general ordinary and extraordinary shareholders meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Medium-Term Note Program to US$1,000 million. The shareholders meeting also approved the creation of a short-term program to be issued in various series and classes for a total outstanding amount of up to US$300 million (or its equivalent in other currency) for five years. Under this program we can issue corporate bonds (not convertible into shares) maturing in one year or less with or without third party guarantees according to the dispositions of the Board of Directors.

     On October 31, 2000, we issued corporate bonds in the amount of US$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a semi-annual basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we agreed to refinance these corporate bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the balance in one year. In November 2003 we agreed upon the refinancing of these bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 10% payment of the capital as of November 26, 2003, and the remaining in semi-annual installments with final maturity on October 31, 2008. As of December 31, 2005 the principal outstanding of this debt amounts to US$94.5 million. Section 36 of Law No. 23,576, states that in order for the issuance of notes to be subject to fiscal benefits, said notes must be sold by public offering procedures, and their proceeds must be invested: (i) in physical assets situated in Argentina; (ii) in working capital in Argentina; (iii) for the refinancing of debt; or (iv) for the payment of irrevocable contributions in affiliate companies of the issuer, if their proceeds are exclusively invested as described in (i) and (ii).

     The shareholders meeting held on July 15, 2003, approved the creation of a new medium-term note program, for five years, for the issuance and re-issuance of simple notes (Obligaciones Negociables), non-convertible into shares with common guarantee or such guarantees determined by the Board of Directors and subordinated notes without guarantee, convertible or non-convertible into shares, for a total outstanding amount of up to US$300 million according to the provisions of the Central Bank’s Communications “A” 2970 and “A” 3558 as amended under Law No. 23,576 as amended by Law No. 23,962.

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

     On December 29, 2004, we paid the last installment of subordinated corporate bonds issued by Corpbanca, which we thereby acquired. This debt was originally stated in U.S. dollars for an amount of US$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002.

     The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position at the time of each interest and principal payment. Upon the appeal´s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were expanded. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005, executed by the Argentine Minister of Economy and Production, which dismissed the Hierarchical Remedy sought. On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of US$23,176 thousand was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in Note 15.1. to the Consolidated Financial Statements which was also recorded for 114,922 thousand pesos in the line Other receivables not covered by debtor classification regulations under Other receivables from financial transactions and 72,429 thousand pesos for the corresponding liability to be paid to B.C.R.A. At any event, the final determination of this issue would not imply additional losses for the Bank.

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

     The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We had to face a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. As of December 31, 2005, we have repaid a total of approximately US$105.1 million and Ps.2,114.3 million in connection with lawsuits brought by depositors.

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

     At the regular and special meetings held on April 22, 2004, the stockholders approved the Bank's capital increase in the amount of up to 385,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. The stockholders delegated to the Board of Directors the power to establish the remaining conditions.

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

     On November 2, 2004, BBVA subscribed to 65,326,744 new shares. The integration of the amount of Ps.230,603,406.32 corresponding to the new shares is carried out by the capitalization of BBVA by means of a loan amounting to US$77,701,464.68 plus interest up to November 2, 2004 inclusive, of US$21,288.07.

     On November 19, 2004 the subscription procedure came to an end. An aggregate of 103,232,874 new shares was issued for a paid-in amount of Ps.364,412,045.22, which resulted in an additional paid-in capital of Ps.261,179,171.12.

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

     It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a significant part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS, and the new CER adjusted deposits. Rescheduled deposits — Ps.459 million as of December 31, 2004 — were converted into pesos at a Ps.1.4 per dollar and are subject to CER adjustment plus a 2% annual interest rate; new CER CDs — Ps.1,202 million by 2004 year-end — are subject to CER adjustment plus a 0.49% interest rate. On the asset side, certain mortgages, personal and pledge loans accrued CVS instead of CER adjustment, plus an annual interest rate until April 2004, when they began to accrue a fixed interest rate (with no adjustment) — in accordance with Law No. 25,713, Decree No. 117/04. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from that of the interest rate. In this sense, the aforementioned adjusted CER deposits help to reduce the long CER adjusted position.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2005

	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	1,033,277	-	-	-	-	1,033,277
Government securities	3,069,417	21,663	188,356	50,646	18,703	3,348,785
Corporate bonds	84,416	25,837	46,870	11,649	-	168,772
Loans (1)	6,897,495	1,002,693	586,150	97,866	82,246	8,666,450

Total	11,084,605	1,050,193	821,376	160,161	100,949	13,217,284

Interest-bearing liabilities
Deposits	8,240,329	368,930	2,485	-	-	8,611,744
Corporate bonds	-	286,486	-	-	-	286,486
Due to other banks	766,265	-	-	-	-	766,265

Total	9,006,594	655,416	2,485	-	-	9,664,495

Asset/liability gap	2,078,011	394,777	818,891	160,161	100,949	3,552,789
Cumulative sensitivity gap	2,078,011	2,472,788	3,291,679	3,451,840	3,552,789
Cumulative sensitivity gap as a
percentage of total interest-earning assets	15.72%	18.71%	24.90%	26.12%	26.88%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

     The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2005

	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	357,493	-	-	-	-	357,493
Government securities	2,930,167	14,012	165,413	6,761	77	3,116,430
Corporate bonds	22,025	25,837	43,070	-	-	90,932
Loans (1)	6,394,074	850,530	582,798	97,866	82,246	8,007,514

Total	9,703,759	890,379	791,281	104,627	82,323	11,572,369

Interest-bearing liabilities:
Deposits	7,161,322	227,681	1,953	-	-	7,390,956
Corporate bonds	-	-	-	-	-	-
Due to other banks	289,944	-	-	-	-	289,944

Total	7,451,266	227,681	1,953	-	-	7,680,900

Asset/liability gap	2,252,493	662,698	789,328	104,627	82,323	3,891,469
Cumulative sensitivity gap	2,252,493	2,915,191	3,704,519	3,809,146	3,891,469
Cumulative sensitivity gap as a
percentage of total interest-earning assets	19.46%	25.19%	32.01%	32.92%	33.63%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

     The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2005

	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	675,784	-	-	-	-	675,784
Government securities	139,250	7,651	22,943	43,885	18,626	232,355
Corporate bonds	62,391	-	3,800	11,649	-	77,840
Loans (1)	503,421	152,163	3,352	-	-	658,936

Total	1,380,846	159,814	30,095	55,534	18,626	1,644,915

Interest-bearing liabilities:
Deposits	1,079,007	141,249	532	-	-	1,220,788
Corporate bonds	-	286,486	-	-	-	286,486
Due to other banks	476,321	-	-	-	-	476,321

Total	1,555,328	427,735	532	-	-	1,983,595

Asset/liability gap	(174,482)	(267,921)	29,563	55,534	18,626	(338,680)
Cumulative sensitivity gap	(174,482)	(442,403)	(412,840)	(357,306)	(338,680)
Cumulative sensitivity gap as a
percentage of total interest-earning assets	(10.61)%	(26.90)%	(25.10)%	(21.72)%	(20.59)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

     As of December 31, 2005, our total foreign exchange-denominated asset position was Ps.2,323.3 million and our total foreign exchange-denominated liability position was Ps.1,605.7 million, resulting in a net asset currency position of Ps.717.6 million, which is 44.34% of stockholders’ equity.

     For a description of the changes in the exchange rates since December 2005, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 16.13. to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

     As of December 31, 2005 we had a consolidated excess capital of Ps.983.8 million pursuant to the Central Bank´s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.1,890.8 million under the Argentine risk-based capital guidelines (which are based on the Basle Committee). As of December 31, 2004, our excess capital amounted to Ps.1,189.8 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, of Ps.1,656.4 million.

     As of December 31, 2005, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in“Information on the Company—The Argentine Banking System and its Regulatory Framework”.

     As of December 31, 2005 and 2004, our stockholders’ equity was Ps.1,801.6 million and Ps.1,684.3 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 10.88% and 10.06%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

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

     As of December 31, 2005, the Bank had no material commitments for capital expenditures.

     The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank´s rules and certain capital and liquidity ratios.

At December 31,

2005(5)	2004(5)	2003(5)

(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital (1)
Allocated to assets at risk	331,836	232,962	195,456
Allocated to Bank premises and equipment, intangible assets and equity
investment assets	132,125	137,918	167,783
Market risk	38,079	27,767	21,994
Interest rate risk	97,950	35,612	38,973
Incremental minimum capital requirements originated in excesses in
other regulations	197,645	-	-
Public sector and securities in investment account	70,877	32,336	38,377

Required minimum capital under Central Bank rules	868,512	466,595	462,583

Basic net worth	1,684,343	1,703,124	2,026,123
Complementary net worth	122,207	(73,371)	(257,835)
Deductions	(105,617)	(145,632)	(187,401)
Minority interest	188,960	172,275	161,102

Total Capital under Central Bank rules	1,889,893	1,656,396	1,741,989

Excess capital	1,021,381	1,189,801	1,279,406
Selected Capital and Liquidity Ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	10.88%	10.06% (4)	10.76% (4)
Total Liabilities as a multiple of total stockholders’ equity	7.77	x	8.42x (4)	9.29x (4)
Cash and due from banks as a percentage of total deposits	15.18%	18.53%	20.29%
Liquid assets as a percentage of total deposits (1)(3)	48.20%	46.07%	57.95%
Loans as a percentage of total assets	53.06%	57.78% (4)	50.96% (4)

(1)	See “Information on the Company—The Argentine Banking System and its Regulatory Framework —Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2005, 2004 and 2003, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18. to the Consolidated Financial Statements).
(5)	The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.38,440, Ps.40,392 and Ps.37,969 as at December 31, 2005, 2004 and 2003, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

     The following table represents our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by Period (in thousands of Pesos)

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual obligations
Long-term debt	1,134,115	745,595	324,596	37,724	26,200
Capital lease obligations	-	-	-	-	-
Operating leases	37,934	9,996	13,127	6,918	7,893
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total	1,172,049	755,591	337,723	44,642	34,093

Commercial Commitments
Lines of credit	3,827	3,827	-	-	-
Standby letters of credit	80,571	80,526	45	-	-
Guarantees	171,084	162,528	3,114	2,637	2,805
Standby repurchase obligations	110,680	110,680	-	-	-

Total	366,162	357,561	3,159	2,637	2,805

Off-Balance Sheet Arrangements

     We enter into various transactions involving off-balance sheet financial instruments (see Note 16.19 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

     We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

     The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2005 are explained in Note 16.19. to the Consolidated Financial Statements.

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

Financial Trusts

     We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See Note 10. to the Consolidated Financial Statements.

Non Financial Trusts

     In addition, we act as trustee in 63 non financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.4,068 million and consist mainly of cash, creditors´ rights, real estate and shares. See Note 10. to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

     We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 17 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2005, 2004 and 2003 are described below.

     Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1. to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect would have caused our net income to increase by Ps.19.3 million, Ps.513.7 million and Ps.392.5 million for the fiscal years ended December 31, 2005, 2004 and 2003 respectively. In addition, stockholders’ equity would have increased by Ps.536.6 million and Ps.483.6 million as of December 31, 2005 and 2004, respectively.

     In addition, as mentioned in Note 5.2. to the Consolidated Financial Statements, the Bank, as requested by the Central Bank, did not record an asset for the credit for tax on minimum presumed income. As of December 31, 2003, a valuation allowance was provided to reserve the amount recorded, in view of the deteriorating economic situation in Argentina. Several events arose after the closing of the year ended December 31, 2004 that improved the forecast of the Argentine economy and the development of future operations in the Bank. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, the valuation allowance should be reversed in accordance with U.S. GAAP. Had U.S. GAAP been applied, and as a result of the adjustment to earnings of prior years booked by the Bank under Central Bank´s rules, the Bank´s assets would be increased by Ps.1.0 million as of December 31, 2004 and decrease by Ps.61.6 as of December 31, 2003. On the other hand, the Bank´s net income would be decreased by Ps.1.0 million and Ps.66.5 million as of December 31, 2005 and 2003, respectively and would be increased by Ps.62.6 million for the year ended December 31, 2004.

     Under Argentine Banking GAAP, loan origination and issuance credit card’s fees are recognized when collected. Under U.S. SFAS No. 91, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to decrease our net income by Ps.2.3 million and Ps.9.7 million for the fiscal years ended December 31, 2005 and 2004 and to increase it by Ps.19.3 million in the fiscal year ended December 31, 2003. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.23.1 million, Ps.20.8 million and Ps.11.1 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

     Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.16.9 million, Ps.16.4 million and Ps.18.9 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. Our net income would have decreased by Ps.0.5 million for the fiscal year ended December 31, 2005 and would be increased by Ps.2.4 million and Ps.40.1 million for the fiscal years ended December 31, 2004 and 2003, respectively.

     Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.173.0 million, Ps.460.1 million and Ps.821.4 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. Our net income would have increased by Ps.383.3 million and Ps.167.3 million for the fiscal years ended December 31, 2005 and 2004, respectively and would be decreased by Ps.378.5 million for the fiscal year ended December 31, 2003.

     Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be increased by Ps.4.5 million for the fiscal years ended December 31, 2005 and would be decreased by Ps.7.9 million and Ps.372.2 million for the fiscal years ended December 31, 2004 and 2003, respectively. On the other hand, the income for the year ended December 31, 2005, 2004 and 2003 would be increased by Ps.12.4, Ps.364.3 and Ps.542.7, respectively.

     Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.49.6 million and Ps.37.6 million at December 31, 2005 and 2004, respectively and would be decreased by Ps.10.8 million at December 31, 2003. On the other hand, the income for the years ended December 31, 2005 and 2004 would be increased by Ps.12.0 million and Ps.48.4 million, respectively and would be decreased by Ps.10.8 million for the fiscal year ended December 31, 2003.

     Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets by Ps.909.5 million, Ps.1,821.8 million and Ps.2,005.5 million at December 31, 2005, 2004 and 2003 respectively. On the other hand, income would be increased by Ps.912.3 million and Ps.183.7 million for the fiscal years ended December 31, 2005 and 2004, respectively and would be decreased by Ps.289.0 million for the year ended December 31, 2003.

     As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would decrease assets by Ps.149.0 million, Ps.175.3 million and Ps.328.6 million at December 31, 2005, 2004 and 2003, respectively. On the other hand, income for the years ended December 31, 2005, 2004 and 2003 would be increased by Ps.26.3, Ps.153.3 million and Ps.381.1 million, respectively.

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

     Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets: a) the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations.

The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations; b) the difference generated by the application of the CVS coefficient instead of the CER, on the understanding that the Government would compensate the Bank for the loss caused by those situations. The National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree No. 117/04. The Central Bank regulated the compensation through Communication “A” 4114. As described in Note 15.3. to the Consolidated Financial Statements, on June 2004 the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years. This adjustment has not had impact under U.S. GAAP because these assets were not recognized under those policies; and c) in the fiscal year 2003, the Bank registered a loss because Credilogros decided to abandon the claim, after several adverse instances, about recorded as an asset the compensation generated by the negative position in foreign currency as of December 31, 2001. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.586.5 million, Ps.739.3 million and Ps.811.6 million at December 31, 2005, 2004 and 2003, respectively. On the other hand, net income would have increased by Ps.152.8 million and Ps.72.3 million at December 31, 2005 and 2004, respectively and would be decreased by Ps.409.8 million at December 31, 2003.

     Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.18.8 million, Ps.12.8 million and Ps.8.6 million at December 31, 2005, 2004 and 2003, respectively. On the other hand, the income for the years ended December 31, 2005, 2004 and 2003 would be decreased by Ps.5.9 million, Ps.4.3 million and Ps.3.5 million, respectively.

     Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.44.8 million, Ps.36.1 million and Ps.33.6 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. Net income would have decreased by Ps.8.8 million, Ps.2.5 million and Ps.1.5 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

     Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.768.7 million and Ps.740.8 million at December 31, 2005 and 2004, respectively.

     Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions as a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.84.5 million and Ps.53.3 million at December 31, 2005 and 2004, respectively.

     Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.80.6 million and Ps.109.7 million at December 31, 2005 and 2004, respectively.

     At December 31, 2005 and 2004, the subsidiary Consolidar AFJP, manages a retirement and pension plan for an amount of 12.8 and 10.5 billion pesos, respectively. During the period ended December 31, 2005, the Bank has performed a review and recalculation for its pension and retirement obligations’ activities, as well as the amounts considered to recover for any future compensation, consequently, the Bank has reconsidered the amounts previously recorded under US GAAP for such obligations. As a result of such review, the shareholders’ equity and consolidated net income in accordance with accounting principles generally accepted in the United States of America have been restated for the year ended December 31, 2004 and 2003. Therefore, the stockholders’ equity for the periods ended December 31, 2004 and 2003 have been reduced in Ps.172.9 million and Ps.124.7 million, respectively, and net income has been reduced in Ps.48.3 million and Ps.124.7 million, respectively. Additionally, for the period ended December 31, 2005 if U.S. GAAP had been applied, the stockholders’ equity would be decreased by Ps.209.0 million and net income has been reduced by Ps.36.1 million.

     On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be to increase assets by Ps.254.9 million for fiscal years ended December 31, 2005, 2004 and 2003.

     On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.29.2 million, Ps.22.6 million and Ps.16.0 million at December 31, 2005, 2004 and 2003, respectively. Additionally, the income would be increased by Ps.6.6 million for the fiscal years ended December 31, 2005, 2004 and 2003.

     SFAS 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million for the fiscal years ended December 31, 2005, 2004 and 2003. On the other hand, the income for the year ended December 31, 2003 would be increased by Ps.3,3 million.

     As a result of the sale of Banco Francés (Cayman) Ltd. during the year ended December 31, 2004, as described in Note 1.5., the income for the year then ended would be decreased by Ps.200.0 million.

     In the fiscal year ended December 31, 2004 we sold our interest in Banco Francés (Cayman) Ltd. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004. Had U.S. GAAP been applied, our income for the fiscal year ended December 31, 2004 and 2003 would be increased by Ps.143.4 million and Ps.159.7 million, respectively.

     Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with de accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 3.5.21. and 6.). Had U.S. GAAP been applied, liabilities would be decreased by Ps.10.1 million for the year ended December 31, 2005 and would be increased by Ps.36.8 million and Ps.41.4 million at December 31, 2004 and 2003, respectively. On the other hand, income for the year ended December 31, 2005 and 2004 would be increased by Ps.46.9 million and Ps.4.6 million, respectively and decreased by Ps.41.4 million for the fiscal year ended December 31, 2003.

     Calculated in accordance with U.S. GAAP, our net income (net loss) for the fiscal years ended December 31, 2005, 2004 and 2003 would have been Ps.1,634.6 million, Ps.1,407.5 million and Ps.(26.4) million, respectively. Under Argentine Banking GAAP, our net income (net loss) was Ps.117.2 million, Ps.(54.0) million and Ps.(350.3) million, for the same respective periods.

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

     As of June 1, 2005, with the completion of the sovereign debt restructuring, Standard & Poor upgraded the new sovereign debt to B-. Accordingly Standard & Poor’s rated our local counterparty credit risk rating “A+”, our senior debt rating as “A+”.

     As of the filing of this annual report, credit ratings in the banking system are still very affected by the remaining effects of the crisis and the lack of resolution on relevant pending issues. We intend to request for international ratings once the financial and economic situation of Argentina, of the financial system and of the Bank gives added value to investors and justifies the cost.

Research and Development, Patents and Licenses

     We incur research and development expenses in connection with technology information systems. See “Information on the Company-Business Overview-Information Technology”. We hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

Trend Information

     In light of strong economic activity and fiscal solvency, coupled with stable exchange rate and inflation under control, the financial system will continue to be focused, during 2006, on further expanding the private sector lending activity while reinforcing the transactional business. Solid credit growth was mainly biased towards short and medium-term loans in the corporate market and personal loans and credit cards in the consumer segment and represents a clear trend for the years to come, However, no assurance can be given that credit demand will remain strong and that this trend will continue. For a description of recent changes in our business strategy see “Information on the Company-Business Overview”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

     The Bank is managed by a Board of Directors (the “Board”) consisting of a minimum of three and a maximum of nine directors, all of whom are elected by the shareholders for a period of three years and are eligible for re-election. Although the terms of our current directors are staggered, this is not required by our bylaws. Our bylaws also contemplate the election of alternate directors. The Board regularly meets at least once per month.

     At present, the Board consists of five regular and two alternate directors. The table below indicates the names of the members of our Board, their present position in the company, their business background and the date of expiration of the period for which they were elected.

     The General Regular and Special Shareholders Meeting held on April 27, 2006 elected one regular director, re-elected two regular directors and two alternate directors, all for a period of three years. After the relevant distribution of positions, the Board was constituted as follows: Mr. Jorge Carlos Bledel as Chairman, Mr. José Carlos Plá Royo as Vice-Chairman, and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas and Oscar Miguel Castro as Regular Directors. Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were also elected as alternate members of the Board.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience

Jorge Carlos	December	Chairman	04/19/1954	Present principal occupations:
Bledel	2008			Director, Rombo Compañía Financiera S.A. (“Rombo Compañía
Financiera”); Director, Credilogros Compañía Financiera S.A.
(*)				(“Credilogros”); Vice Chairman, Francés Valores Sociedad de Bolsa S.A.
(“Francés Valores”); Chairman, Inversora Otar S.A. (“Inversora Otar “);
Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman,
Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar
Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”);
Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar
Seguros de Retiro”); Chairman, Consolidar Seguros S.A. (“Consolidar
Seguros”) and Chairman, Consolidar Salud S.A. (“Consolidar Salud”).

Business experience: Credit Manager, Banco del Interior y Buenos Aires;
Business Manager, Corporación Metropolitana de Finanzas; Financial
Manager, Banco Francés; Wholesale Banking Director, Banco Francés
and Retail Banking Director, Banco Francés.

Mr. Bledel joined the staff of Banco Francés in 1986 and was first elected to the Board in March 2003.

Juan Ignacio	December	Vice-chairman	04/01/1944	Present principal occupations:
Giménez	2005			Vice-Chairman, Inversora Otar.
Echeverría
Business experience: Director J. Justo S.A. and Stein Baltogar.
(**)
Mr. Jiménez Echeverría was first elected to the Board in December 1996.

Marcelo	December	Director	04/23/1953	Present principal occupations:
Gustavo	2006			Director, Francés Valores; Alternate Director, Consolidar AFJP; Alternate
Canestri				Director, Consolidar Seguros de Vida; Alternate Director, Consolidar
Seguros de Retiro; Alternate Director, Consolidar ART; Regular Director,
(*)				Inversora Otar; Chairman, Credilogros and Alternate Director, BBVA
Consolidar Seguros S.A. (“BBVA Seguros”).

Business experience: Corporate Assistant Manager, Banco Francés;
Wholesale Banking Assistant Manager, Banco Francés; Asset
Management Director, Banco Francés and Financial Director, Banco
Francés.

Mr. Canestri joined the Bank in 1973 was first elected to the Board in
September 2001.

Javier José	December	Director	06/07/1940	Present principal occupations:
D’Ornellas	2006			Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA
Argentina S.A.; Director, HSBC S.A. de Inversiones; Chairman, Vidriería
(***)				Argentina S.A., Chairman, Vidrios Lirquén S.A. and Vice-Chairman,
Santa Lucía Cristal SACIF.

Business experience: Director, HSBC Roberts S.A. de Inversiones.
Mr. D’Ornellas was elected as Director in 1998.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience

Oscar Miguel	December	Director	12/04/1945	Present principal occupations:
Castro	2008			Statutory auditor (síndico), Origenes Retiro, Internacional Vida, Origenes
				A.F.J.P., Transportadora Gas del Sur (Alternate).
(***)
				Business experience: Statutory auditor: Santander Sociedad de Bolsa,
				Banco Supervielle, Banco Rio, Banco Societe Generale S.A., Axa
				Inversora, BBVA Banco Francés. Alternate statutory auditor: Banco
				Comafi, BNP Asset Management. Financial Executive Team member:
				Arthur Andersen Worldwide. Partner in charge of Financial Markets
				division: Arthur Andersen Latinamerica. Partner: Pistrelli Diaz y Asoc.
				(Arthur Andersen).

				Mr. Castro was elected as director in 2003.

(*)	According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Messrs. Jorge Carlos Bledel and Marcelo Gustavo Canestri do not qualify as independent directors, as they are employees of the Bank.
(**)	Mr. Juan Ignacio Giménez Echeverría, died on December 27, 2005. He had been appointed in 2003.
(***)	Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

     The Regular and Special Shareholder Meeting held on April 27, 2006 appointed Mr. José Carlos Plá Royo as director for a period of three years. According to the provisions of General Resolution No. 368, as amended by General Resolution No. 400 of de CNV, Mr. José Carlos Royo Plá does not qualify as independent director, as he is a former employee of BBVA.

     The Regular and Special Shareholder Meeting held on April 27, 2006 re-elected Messrs. Jorge Carlos Bledel, and Oscar Miguel Castro as directors for a period of three years. The Regular and Special Shareholders Meeting held on April 30, 2003 appointed the following persons as alternate directors for a period of three years: Messrs. Martín Ezequiel Zarich (Background: Director of Banking Development in the Americas for BBVA; Retail Banking Director; Financial Director; Banco Francés Merger Director; Planning Director for Banco de Crédito; Manager, Management Control, for Banco de Crédito; Economist for Banco de Crédito; he joined Banco Crédito in 1987); and Carlos Horacio Peguet (Background: Vice Chairman and General Manager, Consolidar AFJP; Vice Chairman, Consolidar ART; Vice Chairman Consolidar Salud; Vice Chairman, Consolidar Seguros de Retiro; Vice Chairman, Consolidar Seguros de Vida; Vice Chairman Consolidar Seguros; Vice Chairman, Consolidar Salud; Chairman, Clínica y Maternidad Santa Isabel S.A.; Chairman, Clínica Bazterrica S.A.; Vice Chairman, Assurex S.A.; he joined the Consolidar Group in 1994); none of them qualify as independent directors under the independence criteria established by General Resolution No. 400 of the CNV.

     The Regular and Special Shareholder Meeting held on April 22, 2004 re-elected Messrs. Javier D’Ornellas and Marcelo Gustavo Canestri as directors for a period of three years.

     The Regular and Special Shareholder Meeting held on April 27, 2006 re-elected Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet as alternate directors for a period of three years.

     Until the date of this annual report, the Central Bank has not issued the corresponding authorization to the appointment of the above-mentioned director José Carlos Plá Royo.

Executive Officers

     The table below indicates the names of the members of the management committee who are our main executives, their present positions and the year of their appointment for the position, as well as their business background. All main executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Carlos	2001	Executive	04/19/1954	Director, Rombo Compañía Financiera; Director, Credilogros; Vice
Bledel		Chairman		Chairman, Francés Valores; Chairman, Inversora Otar; Chairman,
				Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar
				Seguros de Vida; Chairman, Consolidar Seguros de Retiro; Chairman,
				Consolidar Seguros and Chairman, Consolidar Salud.
				Mr. Bledel joined Banco Francés in 1986.

José Carlos	2003	Assistant	03/15/1959	General Assistant Director and Financial Director of Banco del Comercio
López Álvarez		Executive		(Spain) and Vice-president, Risk Management Director and Financial
		Director,		Director of BBVA Brasil.
		Accounting and		Mr. López Alvarez joined the Bank in 2003.
		Risk
		Management
		Director

Tomás Deane	2003	Director, Local	03/29/1967	Mr. Deane joined the Bank in 1990, in the area of Financial Funds
		Wholesale		Management.
		Banking

Oscar Hugo	2002	Director, Retail	03/27/1951	Director, Credilogros Compañía Financiera S.A.; Director, Rombo
Fantacone		Banking		Compañía Financiera; Regular Director, Banelco S.A.; Regular Director
				Visa Argentina S.A.

				Mr. Fantacone joined Banco Francés in 1982, as Special Credits Manager.

				He also was Client Services Manager and was promoted to Regional
.				Director in 1997

Marcelo	2001	Financial	04/23/1953	Director, Francés Valores; Alternate Director, Consolidar AFJP; Alternate
Gustavo		Director		Director, Consolidar Seguros de Vida; Alternate Director, Consolidar
Canestri				Seguros de Retiro; Alternate Director, Consolidar ART; Alternate
				Director, BBVA Consolidar Seguros S.A.; Regular Director, Inversora
				Otar S.A.; Chairman, Credilogros Compañía Financiera S.A. and Alternate
				Director, BBVA Consolidar Seguros S.A.

				Mr. Canestri joined the Bank in 1973.

Gabriel	2002	Media Director	08/14/1958	Organization Manager, Banco Francés.
Milstein				Mr. Milstein joined the Bank in 1995.

Carlos E.	1998	Director,	08/10/1957	Director, Atuel Fideicomisos S.A.; Chairman, Promoción y Servicios
Montoto		Human		Financieros S.A.
		Resources and
		Quality		Mr. Montoto joined Banco Francés in 1975.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Daniel M	2001	Director, Global	05/17/1962	Manager Recovery of Corporate Credits, Banco de Crédito, Manager;
González		Wholesale		Credit Recovery, Banco de Crédito; Manager Wholesale Banking, Banco
		Banking		de Crédito; Individual Risks Manager, Banco Francés and Director
(*)				Corporate Banking, Banco Francés.

Mr. González joined the former Banco de Crédito in 1988.

Juan Eugenio	2005	Director, Risk	06/20/1956	Mr. Rogero González joined the BBVA in 1973, his background and work
Rogero		Management		experience includes: Branch Corporate Banking Director of Bilbao
González				BBVA; Risk and Corporate Director, BBVA Puerto Rico; Insurance
Development Director, BBVA America and Global Corporate Risk
Control Director, BBVA.

Mr. Rogero González joined the Bank in 2005.

(*) Mr. Daniel Marcelo González, died on July 8, 2005.

     The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment. Expect for mentioned in “Directors, Senior Management and Employees-Compensation of Directors and Officers”.

Supervisory Committee

     The following table indicates the composition of the Supervisory Committee of Banco Francés until December 31, 2005:

Expiration of term

Regular	Mario Rafael Biscardi	December 31, 2005
	Carlos Roberto Chiesa	December 31, 2005
	Alejandro Mosquera	December 31, 2005

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2005
	Julieta Paula Pariso	December 31, 2005
	Paola Lorena Rolotti	December 31, 2005

     As of December 31, 2005, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as public accountants, have represented to the Bank that: (a) they perform or are prepared to perform the function of statutory auditors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Biscardi & Asociados.

     The General Ordinary and Special Shareholders Meeting of Banco Francés held on April 27, 2006, appointed the following members of the Supervisory Committee:

Expiration of term

Regular	Mario Rafael Biscardi	December 31, 2006
	Carlos Roberto Chiesa	December 31, 2006
	Alejandro Mosquera	December 31, 2006

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2006
	Julieta Paula Pariso	December 31, 2006
	Paola Lorena Rolotti	December 31, 2006

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

     Both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as attorneys, have represented to the Bank that: (i) they are members of Biscardi & Asociados S.R.L. Law Firm and qualify as “independent” according to General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (ii) have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

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

     The Bank has no financial advisors.

External Auditors

     As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003 and April 22, 2004, April 28, 2005 and April 27, 2006 approved such appointment.

     According to the provisions of General Resolution No. 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238, (ii) the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; and (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003, 2004 and 2005 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192.

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
  Jorge Carlos Bledel

  Oscar Hugo Fantacone

  Oscar Miguel Castro

  Javier D’Ornellas

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

  Provide assistance to improve the effectiveness of the internal controls;

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

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

     Banco Francés has an Audit Committee (II) created by resolution of the Board of Directors dated on May 21, 2004. General Ordinary and Special Shareholders Meeting held on April 27, 2006, appointed José Carlos Plá Royo in replacement of Juan Ignacio Giménez Echeverría in order to comply with NYSE Section 303A.07(b), which states that as from July 1, 2005 all members of the Audit Committee are required to be “independent”.

     With the appointment of José Carlos Plá Royo, the Audit Committee (II) consists of three members of the Board, most of them are independent directors in terms of Decree No. 677/01 and Resolution No.400/02, are elected for three years and may be re-elected. Its present composition, according Board of Directors resolution held on April 27, 2006 will be constituted as follows:

Members:	José Carlos Plá Royo
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

  To verify the observance of the applicable standards of behavior.

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

Compensation of Directors and Officers

     The aggregate amount of compensation paid by Banco Francés and its subsidiaries during the fiscal year ended December 31, 2005, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.14.2 million. This amount also includes compensation accrued during 2004 and paid in 2005. Compensation in the amount of Ps.7.5 million accrued during 2005 and was fully paid in 2006 before the date of this annual report. During the fiscal year ended December 31, 2005, Banco Francés was required to set aside Ps.4.1 million to provide defined contribution pension plans (see Note 16.16. to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Risks and (iv) Disclosure, among others.

• Management Committee

     The Management Committee is comprised of: (i) Jorge Carlos Bledel, (ii) Marcelo Gustavo Canestri, , ( iii) Carlos Eduardo Montoto, (iv) Oscar Hugo Fantacone, (v) Gabriel Milstein, (vi) Tomás Deane, (vii) José Carlos López Álvarez and Juan Eugenio Rogero González.

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

The duties of the Risk Committee are:

(1)	Approve ratings for amounts (regularly adjusted) and those which were delegated as being Special Risks (Multiple Risk Ratings or Risks related to the media, political parties, trade unions or related to Banco Francés or its officers);

(2)	If it is a rating proposal for an amount exceeding the limit mentioned, it shall first be approved by the Operations Technical Committee (“OTC”) and send it to the Credit Risk Central Unit (UCRC) for its approval;

(3)	If the UCRC´s decision coincides with the decision taken by the OTC, the committee shall register such resolution in the applicable record of the OTC, shall further inform the applicable area for the rating to be included and shall send a copy to the applicable business area;

(4)	If the UCRC decision differs from the decision made by the OTC, a new rating shall have to be effected and informed to a new OTC; and

(5)	Decide proposed refinancing for amounts (regularly adjusted) and as to any relief or fine pursuant to the rules in force.

(6)	The OTC’s decisions shall be adopted upon the consent of the committee; in the event the decision were not unanimous, such decision shall fall within the discretion of the Committee’s Chairman.

• Disclosure Committee

     The Disclosure Committee is comprised of: (i) Assistant Director to the Executive Director, José Carlos López Álvarez, (ii) Director, Financial Area (Chairman), Marcelo Gustavo Canestri , (iii) Director, Legal Advisory, Evelina Leoní Sarrailh, (iv) Auditing Director, Eduardo Zerega, (v) Accounting Manager, Claudia Gonzalez, (vi) Planning and MIS Manager, Enrique Bartolomé; (vii) Independent Director, Oscar Miguel Castro; and (viii) Investor Relations (Secretary), Adriana Arbelbide.

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

• Terrorism Assets and Money Laundering Prevention Committee

     The Terrorism Assets and Money Laundering Prevention Committee is comprised of: The Regulatory Compliance Direction Director (Coordinator), the Regulatory Compliance Direction’s officer (Vice-coordinator) in charge of Assets Laundering, the BBVA – Banco Francés S.A.’s Director (Vocal member) Responsible for Anti-laundering activities, a Regular Director (Vocal member) of the Board of BBVA – Banco Francés S.A. the Chief Financial Trading (Vocal member), the Regulatory Compliance Direction’s officer (Vice-coordinator) responsible for Related Companies, the Legal Services Direction’s Director (Vice-coordinator), the Auditing Direction’s Director (Vice-coordinator), a Representative (Secretary) of the Legal Services Direction, the Media Direction’s Director (Vocal member), the Direction of Human Resources and Quality’s Director (Vocal member), the Commercial Banking Direction’s Director (Vocal member)~~.~~, the Financial Companies Area Manager of the Commercial Banking Direction (Vocal member), Consolidar’s Internal Control and Regulatory Compliance Manager (Vocal member), the President of Francés Valores Sociedad de Bolsa S.A. (Vocal member), and the President of Francés Administradora de Inversiones S.A. (Vocal member).

     In order to comply with its control and prevention purposes, the Terrorism Assets and Money Laundering Prevention Committee assumes the following responsibilities:

–	To deal with all matters related to the prevention of terrorism assets laundering and financing.

–	To define operational policies and continuously monitor their degree of advancement.

–	To provide support for the terrorism assets laundering and financing Sub-Committee in order to make decisions on reporting to the competent authorities about any transactions which may appear unusual or suspicious, or dismissing such action as may be required.

–	To assign duties to the different areas involved.

Each Vocal member assumes the following functions:

–	To render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing.

–	To detect any relevant situation which may occur in his or her area in this connection.

–	To analyze any new product or service and evaluate potential asset laundering risks.

–	To assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for Asset Laundering Prevention.

     The Terrorism Asset Laundering and Financing Committee has delegated some of its powers in order to optimize the treatment of reports received. To this effect a Prevention Subcommittee has been created with powers to receive, analyze and report any unusual or suspicious operations according to the procedure determined by the Bank’s internal regulations.

     The committee meets every three months, or extraordinarily whenever the coordinator should deem it convenient due to the existence of relevant matters to be discussed.

     Not fewer than five business days in advance of the meeting the Regulatory Compliance Director will discuss with the secretary those subjects to be treated at the quarterly meeting, and the Secretary will submit the agenda to the members of the Committee.

  Terrorism Assets Laundering and Financing Committee

Participants

     The Regulatory Compliance Director (Coordinator), the Regulatory Compliance Direction’s officer responsible for Asset Laundering (vice-coordinator), the Head of the Legal Services Direction (vice-coordinator), the Head of the Auditing Direction (vice-coordinator)

     The Regulatory Compliance Director in his capacity as Coordinator is empowered to summon the involved reporting area even if it is not a member of the Subcommittee in order to clarify or provide such information as may be necessary for the resolution of the case.

Functions

     Its mission is to analyze the information received about suspicious operations, agree upon actions to further examine them as required in each particular case and decide on such basis as to whether the operation will be reported to the BCRA or not.

  Corporate Integrity Management Committee

     Participants

     The Committee members acquire such condition as a result of their position and will cease to be such members as soon as they cease in their functions as heads of the relevant areas.

     Director Legal Advisory.

     Director Regulatory Compliance

     Director Human Resources

     Director Internal Auditing

     The Committee members may appoint any executive in their area to replace them in case of absence or impossibility to attend any of its meetings.

     Secretary

     The Committee will appoint a Secretary pertaining to the Legal Services Area to attend the meetings without a vote and perform the following functions:

–	Convene the Committee.

–	Prepare the agenda for the Committee meetings based on the proposals received from the different members.

     Functions

     To authorize exemptions from compliance with concrete provisions of the Code. In all cases such exemptions will be of an exceptional character and for a justified reason which will not result in any risks for the Corporate Integrity of BBVA Banco Francés and companies of the group in Argentina.

     To promote the adoption of such measures as are required in order to resolve about any ethically questionable behaviors which may be brought to the knowledge of any of the members, either as a consequence of their functions in their areas or due to the reception of communications of the type mentioned in paragraph 6.28. of the Code of Behavior.

     With respect to those circumstances from which might derive significant risks for BBVA Banco Francés Banco Francés and companies of the group in Argentina, to bring the case to the attention of the relevant:

(1)	Board of Directors or Auditing and Regulatory Compliance Commission as the case may be.

(2)	Management Committee.

(3)	Officer responsible for the preparation of financial statements, in order to ensure that such statements will reflect any relevant facts.

     To resolve on any situations where the interests of BBVA Banco Francés and companies of the group in Argentina may appear to be in opposition to those of their clients.

     To prepare and distribute interpretation notes on such aspects of the Code as may so require in order to ensure their application in practice.

     To propose changes to the content of the Code in order to adjust it to the evolution of the activities and businesses of BBVA Banco Francés and companies of the group in Argentina, to their operational environment and to the best practices of the financial industry.

     Regular meetings

The Committee will meet with such frequency as may be required for the performance of its functions.

  Discipline Committee

     Participants

     Human Resources: Director Human Resources, II Labor Relations and III Labor Relations Management.

     Auditing: Auditing Director, III of the relevant Auditing area (Companies or Individuals) as the case may be and III Special Audits.

     Retail Banking: Director Retail Banking and the relevant Territorial Director.

     If the representation of the area involved is not included in the points above, it will correspond to its highest level or to the one delegated by it.

     Functions

     It is BBVA Banco Francés corporate body in charge of examining labor disciplinary files.

     It resolves restrictively on the following irregularities:
(1)	Fraud, violation of Bank regulations, negligence in their compliance.

(2)	Disloyalty in the tasks requested.

(3)	Confidence abuse; theft or robbery of property belonging to the Bank, fellows, clients or any person in the Bank’s premises.

(4)	Powers abuse.

     Regular meetings

     A meeting is held once a month and only if necessary in case the matters to be considered require an urgent and immediate decision.

Computing Security Committee

Participants

Media Director

II Computing Planning and Security

II Design and Development

II Organization

II Computing Technology

III Computing Security

Presidency

Media Director

Functions

     The purpose is to ensure confidentiality, integrity and accuracy of information, and continuity of transaction, in any form or manner it may appear, thus protecting it against any unauthorized use, disclosure, deliberate or accidental modification or interruption, focused on the business development in an adequate security and control encounter. To approve human resources polices.

Regular meetings

On a monthly basis.

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

     NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c).

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

Nominating Corporate Governance Committee

     Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor Banco Francés’s bylaws require the formation of a “nominating/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensation Committee

     Under NYSE Section 303A.05(a), listed companies had to have a “Compensation Committee” comprised entirely of independent directors. Under NYSE Section 303A.05(b), the “Compensation Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). Banco Francés does not have a compensation committee because neither Argentine law nor Banco Francés’s bylaws require the formation of a “compensation committee”.

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

     Under NYSE Section 303A.07(b), all members of the audit committee are required to be “independent”. In accordance with Decree No. 677/01, a majority of the members of Audit Committee (II) are “independent”.

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

     Decree No. 677/01 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, norms for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Decree No. 677/01 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV´s website.

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

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2005, 2004 and 2003:

	As of December 31,

	2005 (1)	2004 (1)	2003 (1)

Main office	1,218	1,221	1,368
Branches	2,400	2,320	2,385
Foreign Subsidiaries	-	-	-

Total	3,618	3,541	3,753

(3)	Excludes 1,907, 1,884 and 1,908 employees from non-banking subsidiaries as of December 31, 2005, 2004 and 2003, respectively.

     Our employees are represented by a national bank union with optional membership. As of December 31, 2005, 320 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

     As of May 31, 2006, Gabriel Milstein (Media Director), Marcelo Canestri (Financial Director), Oscar Fantacone (Retail Banking Director) and Carlos Montoto (Human Resources and Quality Director), owned shares in Banco Francés, which represented less than 1% of the capital stock of the Bank.

     None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2005, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2005

Beneficial Owner	Number	Percent of class

Banco Bilbao Vizcaya Argentaria (1)	215,195,798	45.65%
Bilbao Vizcaya America BV (2)	96,796,099	20.54%
Inversora Otar S.A. (3)	44,301,125	9.40%
The Bank of New York (4)	39,245,315	8.33%

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.
(4)	As holder agent of ADR.

     On December 31, 2002, Banco Francés carried out a capital increase, in the domestic market. Accordingly the capital stock of Banco Francés increased from 209,631,892 shares to 368,128,432 shares and BBVA increased its equity interest in the Bank from 68.2% to 79.53% .

     Banco Francés carried out a new capital increase in 2004. The subscription period for the exercise of the preemptive and accretion rights regarding the issuance of 103,232,874 ordinary shares of Ps.1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding ended on November 17, 2004. The offer was carried out by the capitalization of certain eligible assets and cash, and took place in Argentina. Accordingly the capital stock of Banco Francés increased from 368,128,432 shares to 471,361,306 shares. As a result of the capitalization BBVA (the main shareholder of Banco Francés) owns, directly and indirectly, 75.59% of Banco Francés’ capital stock.

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

     As of December 31, 2005, according to our records and the records of the Depositary, 28 holders of ordinary shares and 38 registered holders of ADSs have an address in the United States, representing, in the aggregate, 8.94% of our issued and outstanding ordinary shares.

Related Parties Transactions

     The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2005 and 2004. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2005					Fiscal Year ended December 31, 2004

Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature

Controlled, Controlling and under common control Entities
BBVA and subsidiaries	238,295	—	118,590	—	Guarantees given,	48,561	—	23,003	—	Guarantees given,
					other loans					other loans
BBVA Uruguay and subsidiary	—	—	—	—	—	438	—	263	—	Guarantees given
Banco Francés Cayman Ltd. and Subsidiary (3)	—	—	—	—	—	1,448,898	—	—	—	Equity investment
Credilogros Cía. Financiera S.A.	77,635	4.81%	47,339	7.59%	Call money, credit	38,946	3.38%	33,487	3.29%	Call money, credit
					card loans,					card loans,
					guarantees given					guarantees given
					and Equity					and Equity
					investment					investment
Francés Valores Sociedad de Bolsa S.A.	28,016	45.00%	18,394	—	Advances, other	15,655	—	7,640	—	Other loans and
					loans and Equity					Equity investment
					investment
Francés Administradora de Inversión	836	—	678	—	Other loans and	775	—	766	—	Other loans and
					Equity investment					Equity investment
Consolidar AFJP S.A.	34,000	45.00%	34,000	45.00%	Advances, credit	35,356	45.00%	33,697	45.00%	Advances, credit
					card loans,					card loans,
					guarantees given					guarantees given
					and Equity					and Equity
					investment					investment
Consolidar Seguros de Vida S.A.	9,973	45.00%	9,343	—	Advances, other	9,805	45.00%	9,343	45.00%	Advances, other
					loans and Equity					loans and Equity
					investment					investment
Consolidar Seguros de Retiro S.A.	13,147	45.00%	12,918	23.49%	Advances, credit	14,994	45.00%	12,910	25.39%	Credit cards loans,
					cards loans, other					other loans and
					loans and Equity					Equity investment
					investment
Consolidar ART S.A.	4,753	45.00%	4,653	23.49%	Advances, credit	4,670	45.00%	4,652	25.39%	Credit cards loans,
					cards loans, other					other loans and
					loans and Equity					Equity investment
					investment
Consolidar Comercializadora S.A.	1,253	45.00%	1,253	45.00%	Advances	—	—	—	—	—
PSA Finance	49,346	9.02%	49,346	9.02%	Call money, other	17,555	7.16%	17,555	7.16%	Call money,
					loans and Equity					advances, other
					investment					loans and Equity
										investment
Consolidar Seguros S.A.	5,529	45.00%	5,341	45.00%	Advances, credit	4,940	85.80%	4,909	25.39%	Credit cards loans,
					cards loans and					other loans and
					other loans					Equity investment
Assurex S.A.	303	—	—	—	Equity investment	31	45.00%	15	—	Advances and
										Equity investment
Inversora Otar	—	—	—	—	—	2,442	—	—	—	Other loans
Atuel Fideicomisos S.A.	16,292	—	13,507	—	Equity investment	15,589	—	15,496	—	Equity investment

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	On March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited (see Note 1.5. to our Consolidated Financial Statements).

	Fiscal Year ended December 31, 2005					Fiscal Year ended December 31, 2004

Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature

Associated Entities
Consolidar Salud S.A.	297	45.00%	97	—	Advances and	—	—	—	—	—
					credit card loans
Clínica Baxterrica	293	45.00%	293	45.00%	Advances	—	—	—	—	—
Renault Credit Int. Suc. Argentina	—	—	—	—	—	10,010	4.17%	5,006	4.00%	Call money
Rombo Cia Financiera S.A.	84,638	8.71%	84,638	8.71%	Call money and	35,279	8.78%	35,279	8.78%	Call money, other
					Equity investment					loans and Equity
										investment
Key Management Personnel (3)	883	28.00%	691	28.00%	Advances, credit	796	21.00%	770	21.00%	Advances, credit
					card loans,					card loans,
					personal loans, real					personal loans, real
					state mortgage and					state mortgage and
					guarantees given					guarantees given

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

Assistance received from BBVA: to Banco Francés
Date	Description	Original principal amount (1)	Outstanding Amount at December 31, 2005 (1)

March, 1998	Corporate Bonds	130,000	—	Capitalized in December, 2002
April, 2002	Loan	79,316	—	Capitalized in December, 2002
April, 2002	Loan	80,000	—	Paid in March, 2004
July, 2002	REPO	102,100	—	Paid in May, 2004
March, 2004	Loan	77,701	—	Capitalized in November, 2004
October, 2000	FRN	20,000	—	Paid in March, 2005
May, 2004	Loan	64,000	—	Paid in November, 2004 and in
				May, 2005
October, 2002	Loan	1,000	1,009
April, 2003	Loan	1,000	1,009
November, 2003	Loan	1,800	1,814
October, 2004	Loan	900	908
February, 2005	Loan	900	908
May, 2005	Loan	900	908
November, 2005	Loan	900	909

(1) In thousands of US$

ITEM 8. FINANCIAL INFORMATION
Financial Statements

     See “Item 18. Financial Statements”.

Legal Proceedings

     We are involved in collection proceedings initiated in the normal course of business and in the proceedings mentioned in Note 36 to the Consolidated Financial Statements, none of which, if determined adversely to us, would have a material adverse effect on us or our operations.

     The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. As of May 31, 2005, we had repaid a total of approximately Ps.2,050 million and US$104.9 million in deposits in connection with lawsuits brought by depositors, and during 2005 BBVA Banco Francés has paid Ps.123.1million (comprised by Ps.79.1 million of deposits and Ps.44 million of negative exchange difference) regarding lawsuits brought against the Bank (“amparos”).

Dividends

     We do not have a defined policy of dividend distributions. However, according Communication “A” 4152 of the Central Bank from June 2, 2004, such distribution must have the prior authorization of the Central Bank and is subject to the following conditions:

  The entity must not be under any regularization or restructuring plans for the protection of credit and bank deposits (Articles 34 and 34 bis of the Financial Entities Law).

  The entity shall not have received financial assistance from the Central Bank.

  The entity must not be affected in its liquidity and solvency as a result of the distribution of profits.

     For a description of the cash dividends that we have paid on our ordinary shares and ADSs for the years 2000 to 2005, see “Key Information-Cash Dividends”.

ITEM 9. THE OFFER AND LISTING

     We were one of the first companies listed on the BCBA. Since 1993 our shares have also been listed on the New York Stock Exchange and, since December, 1999 on the Madrid Stock Exchange. Before November 1993, there was no public market for our ordinary shares or ADSs outside of Argentina. The ordinary shares are currently traded on the Buenos Aires Stock Exchange under the symbol “FRAN” and the ADSs are currently traded on the New York Stock Exchange under the symbol “BFR”. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

     The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share (1)

	High	Low

2006
June 2006 (through June 15, 2006)	7.37	7.19
May 2005	8.80	7.10
April 2006	8.80	8.07
March 2006	8.50	7.56
February 2006	7.76	7.40
January 2006	7.93	7.15
Fiscal year ended December 31, 2005	8.13	5.60
Fourth quarter	8.13	6.92
Third quarter	7.80	6.18
Second quarter	6.87	5.60
First quarter	7.40	5.75
Fiscal year ended December 31, 2004	9.95	4.80
Fourth quarter	7.03	5.33
Third quarter	6.53	4.98
Second quarter	8.45	4.80
First quarter	9.95	7.14
Fiscal year ended December 31, 2003	9.40	3.45
Fiscal year ended December 31, 2002	4.49	1.60
Fiscal year ended December 31, 2001	10.45	2.34

(1)	Pesos per ordinary share data reflect nominal prices at trading date. Source: Bloomberg.

     The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

US$ Per ADS

	High	Low

2006
June 2006 (through June 15, 2006)	7 1/4	6 17/20
May 2006	8 43/50	6 17/20
April 2006	8 46/63	7 7/10
March 2006	8 3/13	7 21/50
February 2006	7 33/50	7 4/25
January 2006	7 24/25	7 1/20
Fiscal year ended December 31, 2005	8 1/4	5 39/50
Fourth quarter	8 1/4	6 3/4
Third quarter	8 7/50	6 8/89
Second quarter	7 1/5	5 39/50
First quarter	7 64/81	5 4/5
Fiscal year ended December 31, 2004	10 3/20	4 46/63
Fourth quarter	7 9/53	5 10/13
Third quarter	6 49/71	4 32/33
Second quarter	9 9/53	4 46/63
First quarter	10 3/20	6 81/89
Fiscal year ended December 31, 2003	9 2/5	3 9/20
Fiscal year ended December 31, 2002	7 21/64	1 9/31
Fiscal year ended December 31, 2001	31 31/64	6 5/32

Trading on the BCBA

     There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2005 the shares of 104 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2005, the 10 most actively traded stocks represented 87.71% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

  the “Floor”;

  the “SINAC”; and

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

     As of December 31, 2005, the market capitalization of the 104 companies listed on the BCBA was approximately US$254.56 billion.

     The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,

	2005	2004	2003

Market capitalization (US$ billion)	254.5	231.7	185.4
Number of companies listed	104	108	111
Rate of return in dollars (1)	10.60%	26.67%	134.00%
Market/book ratio (2)	2.02	2.68	1.96

(1)	Based on the Merval Index
(2)	Estimated
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

     At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the Bylaws in order to comply with Resolution No. 20/04 of the Companies Supervisory Department (Inspección General de Justicia), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. This amendment has been filed with the Public Registry of Commerce, which has been approved as of the filing of this annual report, on December 12, 2005, under Number 16.335, Book 30.

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

  Accept term and demand deposits;

  Grant short-term bullet and other amortizable loans;

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

  Invest in Government securities;

  Make temporary investments in liquid assets;

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

  Perform foreign exchange transactions;

  Comply with agencies related to its operations;

  Receive deposits of participation in mortgage loans and in special accounts;

  Issue mortgage obligations;

  Grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

  Receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

  Issue private bonds, and

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

     Shareholders may no longer claim the payment of dividends from Banco Francés once three years have elapsed from the date on which the relevant dividend was made available to such shareholder.

     Our bylaws do not contain any provisions related to sinking funds or potential liability of shareholders of Banco Francés to make additional contributions.

     According Communication “A” 4152, from June 2, 2004 states that financial entities can distribute utilities, with the corresponding authorization from the Central Bank, who must verify the following regarding such financial entity:

  It is not under the dispositions of Section 34 “Reformulation and Reorganization Procedure” and Section 35 bis “Restructuring of financial entity in defense of credit and bank deposits” of the Financial Entities Law;

  It does not register financial assistance from the Central Bank; and

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

Restrictions on Voting and Shareholding

     There are no restrictions imposed by Argentine law or our bylaws or other organizational documents regarding the rights of nonresidents or foreign persons to hold or vote our ordinary shares or ADSs of the Bank.

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

Exchange Controls

     On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The new law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the peso. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions.

However, on June 26, 2003, the government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad on any funds until 180 days after their entry into the country. Furthermore, on June 10, 2005 the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds, including capital contributions, must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-interest bearing account for 365 calendar days.

     Moreover, on devaluing the peso in early 2002, the Government has implemented a dual exchange rate whereby export and certain import transactions would be governed by a fixed, “official” exchange rate of Ps.1.40 to US$1.00, while all other transactions would be governed by a free exchange rate to be set freely by the exchange market, with occasional intervention by the Central Bank. Following an extended bank holiday, the exchange market reopened on January 11, 2002, with transactions between Ps.1.60 and Ps.1.70 to US$1.00 (bid price) by market close on that date.

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

Regulations regarding Imports and Exports

     The Central Bank established under Communication “A” 3473, as amended, an obligation to transfer from abroad to Argentina the foreign currency obtained from the collection of exports and to settle the foreign currency in the single free exchange market. This is a general obligation applicable to all export transactions, except certain specific cases such as oil exports. In addition, all collections by exporters must be collected between 60 and 360 calendar days from the date of the export, depending on the product being exported, for the exporter to negotiate the foreign currency in the domestic exchange market.

     In respect to imports, advanced payments of any goods are allowed, upon condition that the clearance of the imported goods (nationalization) is credited within 360 days.

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
  US$2,000,000 per month; or

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

     B. Non-residents

     Moreover, pursuant to Communication “A” 3661 (as amended), prior authorization from the Central Bank is required by nonresidents for the purchase of foreign exchange for any amount above the equivalent of US$5,000 per month.

     Notwithstanding the above, Communication “A” 4129 (as amended) states that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

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

Transfer of Corporate Bonds

     According to Communication “A” 3859 (as amended), Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements (i.e., no prior Central Bank approval is needed). Moreover, transfers abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement by the Argentine Superintendency of Insurance (the regulatory authority on insurance matters) detailing the amount to be transferred.

Foreign Investments. Limitations on Repatriation

     Pursuant to Decree No. 285/03 and Communication “A” 3972 (as amended), as of June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, should be registered with the Central Bank.

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

     • Direct investments in Argentina of non-Argentine residents

     Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 — measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

     According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

     • Direct investments made abroad by Argentine residents

     Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 — measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

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

Future and Forward Operations

     Communication “A” 4049, dated November 11, 2003 and Communication “A” 4285 (as amended) dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include agreements for the coverage of foreign currencies and interest rates, commodity prices, and the execution of external transactions in the form of Repos.

     Communication “A” 4086 (as amended), dated February 3, 2004 also relaxed restrictions on the access to the foreign exchange market, by allowing investment funds to carry out their operations under general regulations.

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

     In accordance with a resolution adopted by the Ordinary and Extraordinary Shareholders' Meeting held on April 27, 2006, it was resolved that as of June 2, 2006 the Bank will proceed with the payment of cash dividends.

     Such dividend distributions will be subject to a 35% income tax withholding on the portion of the dividends exceeding profits determined on the basis of the application of the general regulations of the Income Tax Law. The Bank informed that it will previously inquire with the AFIP (Argentine Public Revenue Administration — the Argentine Tax Authority) in respect to the applicability of such withholding.

     Until the pertinent reply is received from AFIP, the Bank will retain any amounts withheld in an interest bearing account. Any reply received from the AFIP will be duly informed through the Daily Bulletin of the Buenos Aires Stock Exchange. If pertinent, all shareholders will be duly informed of any amounts withheld plus any interest at their disposal at the Caja de Valores S.A.

Taxation of Capital Gains

     To the extent the ADSs or ordinary shares are listed on a local or foreign stock exchange market, capital gains derived by nonresident individuals or foreign companies from the sale, exchange or other disposition of ADSs or ordinary shares are not currently subject to income tax.

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

Personal Property Tax

     According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.102,300. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

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

     Pursuant to Law No. 25,585, it is presumed — without the right to rebut such presumption — that shares of stock corporations, such as ADSs (held in book-entry form or evidenced by ADRs) and shares of common stock, and equity interests in entities governed by the Business Companies Law No. 19,550, as amended, whose holders are corporations or any other entities, companies, permanent establishments and trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or undivided estates domiciled in a foreign country.

     The companies responsible for the tax payment, such as Banco Francés, are entitled to obtain refunds of the amounts paid, and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

     On May, 2005 and 2006, Banco Francés paid Ps.3,021,317 and 3,254,699 respectively, on account of its shareholders in connection with the Personal Property Tax due with respect to assets held as of December 31, 2004 and 2005, respectively. As of June 15, 2006, only Ps.1,692,683 and Ps.3,143,008, respectively has been refunded to us.

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

U.S. Tax Considerations

     The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

  Certain financial institutions;

  Insurance companies;

  Dealers and traders in securities or foreign currencies;

  Holders holding ADSs or ordinary shares as part of a hedge, straddle or conversion transaction;

  Holders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

  Holders liable for alternative minimum tax;

  Tax exempt organizations;

  Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  Holders that own or are deemed to own 10% or more of our voting shares; or

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

  A citizen or resident of the United States;

  A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

  An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     In general, U.S. Holders of ADSs will be treated as the holders of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the 15% rate for dividends received by certain non-corporate U.S. Holders described below could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions, including any Argentine withholding tax, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of our capital stock or rights to subscribe for ordinary shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We believe that we will not be considered a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year, as discussed below. The amount of the distribution will equal the U.S. dollar value of the Argentine pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any Argentine pesos received into U.S. dollars at that time. Any gains or losses resulting from the conversion of Argentine pesos into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

     Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for any Argentine taxes withheld from dividends on ADSs or ordinary shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of ADSs or Ordinary Shares

     Subject to the discussion of the PFIC rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or ordinary shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares and the amount realized on the disposition. Such capital gain or loss will be long term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

     We believe that we are not a PFIC for U.S. federal income tax purposes for the taxable year 2005. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

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

     Additionally, the Bank has an independent area of market risk management called “Market Risk Department” that manages the control of all market activities that may be involved in the calculation of VAR. This area interacts in a daily basis with all the different areas of the Bank that are related with the trading activities of Banco Francés and with the market risk management area in Spain.

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

Daily Trading VAR at Banco Francés (in million pesos)

	2005	2004

Average	0.81	0.37
Minimum	0.22	0.02
Maximum	2.57	2.01
Dec.31	0.98	0.58

Daily Trading VAR – Categories (in million pesos)

Interest Risk Var	2005	2004

Average	0.76	0.28
Minimum	0.12	0.01
Maximum	2.57	2.00
Dec.31	0.97	0.28
Currency Risk Var	2005	2004

Average	0.20	0.14
Minimum	0.04	0.01
Maximum	0.96	0.50
Dec.31	0.10	0.49

Interest rate risk is mainly explained by the allocation of excess liquidity.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The following graph shows the movements in Banco Francés VAR for their trading activities during 2005:

     The graph above indicates the evolution of the risk exposure, measured with VAR, during the year 2005. Because of market conditions, and internal restrictions from the Central Bank, Banco Francés, was not allowed to purchase local bonds, which might have derived a bigger amount of VAR exposure.

     This restriction made the risk assumed during the year 2005, a very small one, giving the average VAR amount a risk exposure of 800 thousand pesos with a minimum of 200 thousand pesos and a maximum of 2,57 million pesos.

     The evolution that fixed rate bonds denominated in local currency (Central Bank’s Bills) had in the portfolio of the Bank accounts for almost all the variability in VAR risk exposure during 2005. This evolution depended mostly on the liquidity possibilities that the Bank had during the period involved. The portfolio of the Bank during the year was almost entirely comprised of fixed rate bonds (Central Bank’s Bills).

Non-Trading Risk

     None.

Interest Rate Risk

     The discussion that follows relates to interest risk in 2005 and bears no relation to our current or future interest rate risk.

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

     Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2005.

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

     The following chart include adjusted assets and liabilities in the 0-3 months interval assuming 10.16% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2005

Change in Base Interest Rates (Basis points)	Net Portfolio Value	Percentage Change	Net Interest and Adjust Income	Percentage Change	Net Income of Adjustable Portfolio	Percentage Change

(in millions of pesos, except percentages)
100	2,037.2	(2.03)%	902.7	2.40%	580.2	6.84%
50	2,058.0	(1.03)%	892.1	1.20%	561.6	3.42%
0	2,079.5	0.00%	881.5	0.00%	543.1	0.00%
(50)	2,101.5	1.06%	870.9	(1.20)%	524.5	(3.42)%
(100)	2,124.2	2.15%	860.4	(2.40)%	505.9	(6.84)%

     Based on our position at December 31, 2005, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2006, net portfolio value would be reduced by Ps.21.5 million and net interest income over 2006 would be increased by approximately Ps.10.6 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps.18.5 million.

Foreign Exchange Risk

     As of December 31, 2005, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso Against All other Currencies	Effect on Net Income based on our position as of December 31, 2005	Effect on Net Income based on our position as of December 31, 2004

(in millions of pesos, except percentages)
5%	(4)	(36)
(5)%	4	36

     For a description of the changes in the exchange rates since December 2005, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 37.23. to the Consolidated Financial Statements.

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

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

  Evaluation of disclosure controls and procedures. As of December 31, 2005, the Bank, under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Bank’s disclosure controls and procedures. The Bank’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

ITEM 16B. CODE OF ETHICS

     The standards of ethical conduct that Banco Francés expects from its employees are found within the “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, or the Code of Conduct, approved by the Board of Directors on December 18, 2003.

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

     The Code of Conduct is accessible via Banco Francés’s corporate website at:

     http://www.bancofrances.com.ar/html/institucional/informacion_banco/codigo_etica/inst_info_codigoetica.htm
     (the information found at this website is not incorporated by reference into this report).

     A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina
Telephone number: (54 11) 4341 5036
e-mail address: marbelbide@bancofrances.com.ar

     During fiscal year 2005, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

     No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2005 and 2004:

	2005 Actual Fees	2004 Actual Fees

	(in millions of pesos)
Audit fees	2.06	1.79
Audit-related fees	—	—
Tax fees	0.13	0.16
All other fees	—	—

Total fees	2.19	1.95

Audit fees are fees for professional services performed by Deloitte & Co. S.R.L. for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for assurance and related services performed by Deloitte & Co. S.R.L. that are reasonably related to the performance of the audit or review of the Bank's financial statements and are not reported as Audit fees.

Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals.

     The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2005. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2005 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees-Audit Committee(I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

     None.

- PART III -

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:
Page
	Report of Independent Registered Public Accounting Firm	F-2
	Consolidated Balance Sheets as of December 31, 2005 and 2004	F-4
	Consolidated Statements of Operations for the fiscal years ended December 31, 2005, 2004 and 2003	F-8
	Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2005, 2004 and 2003	F-10
	Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended December 31, 2005,	F-12
2004 and 2003
	Notes to the Consolidated Financial Statements	F-13
	Legal Actions – Constitutional Protection Actions (Exhibit I)	F-78

•	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

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

Name: Marcelo Gustavo Canestri
Title: Chief Financial Officer

Date: June 29, 2006

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

1.	We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. (the “Bank”) and subsidiaries (entities organized under Argentine Legislation, except Banco Francés (Cayman) Limited, incorporated under the laws of Cayman Islands) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (all expressed in thousands of Argentine Pesos). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Bank’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in note 4, the accompanying consolidated financial statements have been prepared in accordance with the accounting standards established by the Argentine Central Bank (the “BCRA”) applicable to consolidated financial statements, which differ in certain respects from, and constitute a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to business enterprises in general.

4.	In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with the rules established by the BCRA applicable to consolidated financial statements.

5.	As discussed in Note 3.5.18. to the consolidated financial statements, in 2005 the Company, as established by BCRA, changed its method of accounting for certain assets and liabilities and, retroactively, restated the 2004 and 2003 consolidated financial statements for the change.

6.	Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements. As discussed in Note 17.15. to the consolidated financial statements, the stockholders’ equity and consolidated net income (loss) in accordance with accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003 have been restated.

Buenos Aires, February 10, 2006 (June 26, 2006 as to Notes 16, 17 and 18 to the consolidated financial statements)

DELOITTE & Co. S.R.L.

/s/ Carlos B. Srulevich

CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
Stated in thousands of Pesos

	December 31,

	2005	2004(1)

ASSETS
CASH AND DUE FROM BANKS	1,611,506	1,666,617

Cash	483,377	421,910
Due from banks and correspondents	1,128,129	1,244,707
GOVERNMENT AND PRIVATE SECURITIES	3,504,311	2,476,948

Holdings in investment accounts	435,104	742,902
Holdings for trading or financial transactions	664,837	128,788
Unlisted Government Securities	6	492.902
Instruments issued by the Argentine Central Bank	2,248,838	999,563
Investments in listed private securities	155,849	179,212
Less: Allowances	323	66,419
LOANS	8,481,476	9,268,723

To government sector	4,623,626	6,927,719
To financial sector	142,307	169,509
To non-financial private sector and residents abroad:	3,900,517	2,374,276

Overdraft	733,514	272,275
Discounted instruments	560,863	251,332
Real estate mortgage	394,678	401,064
Collateral Loans	60,714	25,943
Consumer	355,649	182,627
Credit cards	545,918	364,105
Other	1,364,291	964,177
Interest and listed-price differences accrued and pending collection	39,653	25,517
Less: Unused collections	152,186	111,840
Less: Interest documented together with main obligation	2,577	924
Less: Difference arising from purchase of portfolio	89	88
Less: Allowances	184,885	202,693
Carried forward	13,597,293	13,412,288

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2005 and 2004
Stated in thousands of Pesos

	December 31,

	2005	2004(1)

Brought forward	13,597,293	13,412,288

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	831,450	975,241

Argentine Central Bank	286,206	325,844
Amounts receivable for spot and forward sales to be settled	158,120	380,796
Instruments to be received for spot and forward purchases to be settled	35,730	34,192
Unlisted corporate bonds	78,228	99,691
Non-deliverable forward transactions balances to be settled	281	-
Other receivables not covered by debtor classification regulations	130,321	40,152
Other receivables covered by debtor classification regulations	21,538	14,445
Interest accrued and pending collection not covered by debtor classification regulations	121,104	90,764
Interest accrued and pending collection covered by debtor classification regulations	3,020	2,153
Less: Allowances	3,098	12,796
ASSETS SUBJECT TO FINANCIAL LEASING	130,165	58,576

Assets subject to financial leasing	131,650	59,764
Less: Allowances	1,485	1,188
INVESTMENTS IN OTHER COMPANIES	50,297	47,425

In financial institutions	12,859	12,931
Other	49,377	46,205
Less: Allowances	11,939	11,711
OTHER RECEIVABLES	238,961	186,835

Receivables from sale of property assets	2,257	2,999
Tax on minimum presumed income – Tax Credit	90,094	92,631
Other	535,708	244,972
Interest accrued and pending collection on receivables from sale of property assets	41	56
Other accrued interest receivable	10	2
Less: Allowances	389,149	153,825
PREMISES AND EQUIPMENT	375,797	381,389

OTHER ASSETS	63,246	95,549

INTANGIBLE ASSETS	655,336	850,814

Goodwill	25,459	32,088
Organization and development expenses	629,877	818,726
SUSPENSE ITEMS	948	1,213

SUBSIDIARIES’ OTHER ASSETS	40,255	32,342

TOTAL ASSETS	15,983,748	16,041,672

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2005 and 2004
Stated in thousands of Pesos

	December 31,

	2005	2004(1)

LIABILITIES
DEPOSITS	10,613,086	8,993,780

Governmental sector	102,848	198,593
Financial sector	27,695	18,568
Non financial private sector and residents abroad:	10,482,543	8,776,619

Checking accounts	1,841,450	1,620,763
Savings deposits	3,000,466	2,395,505
Time deposits	4,855,393	3,983,558
Investments accounts	210,575	159,193
Other	477,880	381,795
Interest and listed—price differences accrued payable	96,779	235,805
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	1,244,795	3,274,387

Argentine Central Bank—Other	100,745	1,780,275
Banks and International Institutions	224,311	251,005
Non—subordinated corporate bonds	286,486	321,181
Amounts payable for spot and forward purchases to be settled	26,165	31,892
Instruments to be delivered for spot and forward sales to be settled	165,727	423,051
Non-deliverable forward transactions balances to be settled	150	-
Financing received from Argentine financial institutions	74,927	3,110
Other	359,875	341,824
Interest and listed—price differences accrued payable	6,409	122,049
OTHER LIABILITIES	251,979	144,047

Fees payable	156	95
Other	251,823	143,952
ALLOWANCES	263,191	265,698

SUBORDINATED CORPORATE BONDS	-	60,307

SUSPENSE ITEMS	2,299	33,788

SUBSIDIARIES’ OTHER LIABILITIES	1,617,891	1,413,387

TOTAL LIABILITIES	13,993,241	14,185,394

MINORITY INTEREST IN SUBSIDIARIES	188,960	171,935

STOCKHOLDERS’ EQUITY	1,801,547	1,684,343

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,983,748	16,041,672

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2005 and 2004
Stated in thousands of Pesos

	December 31,

	2005	2004(1)

DEBIT ACCOUNTS
Contingent	3,360,940	8,230,586

Guaranties received	3,035,165	5,240,258
Contra contingent debit accounts	325,775	2,990,328
Control	24,379,460	29,740,424

Receivables classified as non recoverable	393,234	469,895
Other	23,666,953	29,063,225
Contra control debit accounts	319,273	207,304
Derivatives	140,143	47,534

“Notional” amount of non-deliverable forward transactions	46,982	28,173
Contra debit derivatives accounts	93,161	19,361
For trustee activities	29,896	29,479

Funds in trust	29,896	29,479

TOTAL	27,910,439	38,048,023

CREDIT ACCOUNTS
Contingent	3,360,940	8,230,586

Credit lines granted (unused portion) covered by debtor classification regulations	3,827	272,854
Guaranties provided to the Argentine Central Bank	70,293	2,387,972
Other guaranties given covered by debtor classification regulations	171,022	219,798
Other guarantees given non covered by debtor classification regulations	62	-
Other covered by debtor classification regulations	80,571	109,704
Contra contingent credit accounts	3,035,165	5,240,258
Control	24,379,460	29,740,424

Items to be credited	134,517	173,837
Other	184,756	33,467
Contra control credit accounts	24,060,187	29,533,120
Derivatives	140,143	47,534

“Notional” amount of non-deliverable forward transactions	93,161	19,361
Contra debit derivatives accounts	46,982	28,173
For trustee activities	29,896	29,479

Contra credit accounts for trustee activities	29,896	29,479

TOTAL	27,910,439	38,048,023

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	Fiscal year ended December 31,

	2005	2004(1)	2003(1)

FINANCIAL INCOME	1,654,152	1,154,825	1,883,236

Interest cash and due from banks	25,364	12,641	10,045
Interest on loans to the financial sector	21,245	5,675	6,997
Interest on overdraft	41,346	25,184	28,710
Interest on discounted instruments	22,989	10,867	11,541
Interest on real estate mortgage	41,487	44,886	47,997
Interest on collateral loans	3,622	1,370	699
Interest on credit card loans	24,095	17,606	32,992
Interest on other loans	151,583	96,688	118,829
Interest on other receivables from financial transactions	10,374	6,921	7,181
Income from secured loans—Decree No. 1387/01	323,851	246,692	680,919
Net income from government and private securities	209,438	182,183	179,667
Indexation by benchmark stabilization coefficient (CER)	663,743	375,921	284,274
Indexation by salaries variation index (CVS)	-	37,740	44,667
Other	115,015	90,451	428,718
FINANCIAL EXPENSES	608,949	458,360	1,711,293

Interest on checking accounts	23,782	20,359	17,454
Interest on savings deposits	3,675	3,639	4,282
Interest on time deposit	151,034	104,963	391,128
Interest on financing to the financial sector	1,325	1,111	286
Interest on other liabilities from financial transactions	28,001	21,845	90,522
Other interest	61,665	91,475	134,674
Indexation by CER	306,815	166,712	90,710
Other	32,652	48,256	982,237
GROSS INTERMEDIATION MARGIN—GAIN	1,045,203	696,465	171,943

ALLOWANCES FOR DOUBTFUL LOANS	114,628	52,002	77,506

SERVICE CHARGE INCOME	721,167	584,913	457,778

Related to lending transactions	84,055	72,276	58,308
Related to liability transactions	195,470	157,815	128,952
Other commissions	334,254	282,855	214,814
Other	107,388	71,967	55,704
Carried forward	1,651,742	1,229,376	552,215

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – (Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	Fiscal year ended December 31,

	2005	2004(1)	2003(1)

Brought forward	1,651,742	1,229,376	552,215

SERVICE CHARGE EXPENSES	77,764	54,829	49,594

Commissions	52,821	33,176	33,433
Other	24,943	21,653	16,161
MONETARY GAIN ON FINANCIAL INTERMEDIATION	-	-	2,620

OPERATING EXPENSES	775,835	679,829	711,407

Payroll expenses	423,013	351,694	322,759
Fees to Bank Directors and Statutory Auditors	329	291	385
Other professional fees	27,149	27,863	28,664
Advertising and publicity	39,757	27,266	19,306
Taxes	37,818	30,949	25,749
Other operating expenses	172,414	178,351	264,421
Other	75,355	63,415	50,123
MONETARY LOSS ON OPERATING EXPENSES	-	-	(2,326)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	798,143	494,718	(208,492)

NET (LOSS) / GAIN ON MINORITY INTEREST IN SUBSIDIARIES	(17,151)	(12,901)	4,844
OTHER INCOME	483,851	729,347	1,194,346

Income from long-term investments	2,870	20,029	2,819
Punitive interests	2,868	2,478	3,399
Loans recovered and reversals of allowances	87,857	314,885	915,156
Other	390,256	391,955	272,972
OTHER EXPENSES	1,128,927	1,188,111	1,150,409

Punitive interests and charges paid to Argentine Central Bank	67	108	1,129
Charge for uncollectibility of other receivables and other allowances	422,924	351,542	612,194
Amortization of difference arising from judicial resolutions	219,961	203,428	132,398
Other	485,975	633,033	404,688
MONETARY LOSS ON OTHER OPERATIONS	-	-	(1,385)
NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON
MINIMUM PRESUME INCOME	135,916	23,053	(161,096)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	18,712	77,099	189,232
NET INCOME / (LOSS) FOR THE FISCAL YEAR	117,204	(54,046)	(350,328)

NET INCOME / (LOSS) PER ORDINARY SHARE (2)	0,25	(0,14)	(0,95)

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

(2)	See Note 16.15.

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	Fiscal year ended December 31,

	2005	2004	2003

Cash provided by / (used in) operating activities
Financial income collected	1,545,426	1,353,146	1,054,103
Service charge income collected	720,291	583,689	458,257
Other sources of funds	214,596	476,348	533,751
Less:
Financial expenses paid	807,599	458,620	1,983,793
Operating expenses paid	676,039	565,011	579,109
Other expenses paid	528,799	665,907	429,204

Net cash provided by / (used in) operating activities	467,876	723,645	(945,995)

Less:
Cash used in / (provided by) investing activities
Increase / (Decrease) in government and private securities	431,297	(654,438)	(387,283)
(Decrease) / Increase in loans	(81,130)	1,657,800	(541,690)
(Decrease) in other receivables from financial transactions	(27,678)	(345,916)	(113,126)
(Decrease) in investments in other companies	(113)	(15,209)	(1,513)
Increase in premises and equipment, other fixed assets and intangible
assets	60,758	137,235	160,286
Increase in other assets	163,472	52,928	340,864

Net cash used in / (provided by) investing activities	546,606	832,400	(542,462)

Plus:
Cash provided by / (used in) financing activities
Increase in deposits	1,758,934	1,047,191	1,414,160
(Decrease) in other liabilities from financial transactions	(1,718,058)	(701,124)	(580,490)
(Decrease) / Increase in other liabilities	(16,788)	(341,687)	165,549
(Decrease) / Increase in minority interest in subsidiaries	(469)	(1,971)	541
Cash capital contributions	-	133,809	-

Net cash provided by financing activities	23,619	136,218	999,760

Monetary (loss) generated on cash and due from bank	-	-	(7,709)

(Decrease) / Increase in cash and cash equivalents	(55,111)	27,463	588,518

Cash and cash equivalents at the beginning of the fiscal year	1,666,617	1,639,154	1,050,636
(Decrease) / Increase in cash and cash equivalents	(55,111)	27,463	588,518

Cash and cash equivalents at the end of the fiscal year	1,611,506	1,666,617	1,639,154

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2005, 2004 and 2003 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other noncash assets or liabilities (see Note 16.7.).

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001. The swap period came to an end on February 25, 2005. In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar-denominated Discount Bonds (VN 26,083,453) and peso denominated Discount Bonds (VN 146,817,752 ) were received by the Bank.

On November 2, 2004 Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) subscribed 65.326.744 new shares. The integration of the amount of 230.603.406,32 corresponding to the new shares is carried out by the capitalization of BBVA by means of a loan amounting to US$77.701.464,68 plus interests up to November 2, 2004 inclusive, for US$21.288,07.

During March, 2004, the Bank sold to BBVA S.A. its 100%-interest in Banco Francés (Cayman) Limited. This operation consisted in:

a)	Swap of Federal Government Secured loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value.

b)	Swap of financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited for equal halves.

c)	Finally Banco Francés (Cayman) Limited sold Federal Government Secured loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans. The sale price amounted to US$238,462,142.

In addition, in June 2004 a number of private loans denominated in U.S. dollars were repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation mechanism for financial institutions in consequence of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, through the delivery of Argentine Government Bonds BODEN 2012.

At December 31, 2003, the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2005, 2004 and 2003, taxes paid amounted to 118,500, 139,563 and 87,695, respectively. At such dates, interest-paid amounted to 807,152, 453,415 and 1,035,468, respectively.

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings

Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2002 (2)	368,128	934,211	769,904	428,698	1,802	430,282	(1,008,720)	1,924,305

Net loss for the fiscal year (2)	—	—	—	—	—	—	(350,328)	(350,328)

Balances at December 31, 2003 (2)	368,128	934,211	769,904	428,698	1,802	430,282	(1,359,048)	1,573,977

Decisions of Stockholders’ Meeting of
April 22, 2004:
- Capital increase for the subscription
of shares	103,233	261,179	—	—	—	—	—	364,412
Absorption approved by BCRA
Resolution No. 52/04	—	—	—	—	—	(200,000)	—	(200,000)
Net loss for the fiscal year (2)	—	—	—	—	—	—	(54,046)	(54,046)

Balances at December 31, 2004 (2)	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,413,094)	1,684,343

Cumulative losses absorption approved
by Stockholders’ Meeting held on
April 28, 2005 (Communication
“A” 4294 as supplemented of the BCRA)	—	(1,020,258)	(456,925)	—	(1,802)	—	1,478,985	—
Net income for the fiscal year	—	—	—	—	—	—	117,204	117,204

Balances at December 31, 2005	471,361	175,132	312,979	428,698	—	230,282	183,095	1,801,547

(1)	See Note 1.2.
(2)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

The accompanying Notes 1 to 18 and Exhibit I are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1. Corporate situation

BBVA Banco Francés S.A. (“BF” or the “Bank”) has its main place of business in Buenos Aires, Argentina and operates a 230-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.59% -corporate stock as of December 31, 2005.

Part of BF’s corporate stock is publicly traded and is registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2. Stockholders’ Equity

1.2.1. Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Total

Capital Stock as of December 31, 1999:	209,631

Date of

Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by Comisión Nacional de Valores (“CNV”).

1.2.2. Authorized and issued shares

The capital stock of the Bank consists of 471,361,306 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders. At July 1, 1992, there were 58,099,410 Ordinary Shares, par value 1.00 each. Following a stock distribution and a share subscription in September 1993, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 34,859,700 Ordinary Shares and by 18,539,914 Ordinary Shares, respectively. Furthermore, following stock distributions in September 1995 and October 1996, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 16,724,854 and 19,233,582 Ordinary Shares, respectively. At March 1998, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 25,000,000 and 14,174,432, respectively, as a result of the issuance of common stock originated by share subscription and by the exchange share rate by merger with Banco de Crédito Argentino (BCA), for a total of 186,631,892 Ordinary Shares, par value 1.00 each. In April 1999, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 23.000.000 as a result of the issuance of common stock by a share subscription. In August 2002, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 158,496,540 as a result of the issuance of common stock by a share subscription. Finally, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 103,232,874 as a result of the issuance of common stock above mentioned.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

1.2.3. Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the consolidated statement of changes in stockholders’ equity represents:

a)	The balance of the surplus of the 1,981 technical valuation of properties of the Bank, which is available to absorb losses on the disposal or devaluation of such properties restated as mentioned in Note 3.2.

b)	The inflation adjustment related to capital stock at the beginning of each year, restated as mentioned in Note 3.2. Capital stock maintains its nominal (par) value at each balance sheet date.

c)	The inflation adjustment related to the increase in capital stock restated as mentioned in Note 3.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each year.

The composition of “Adjustments to stockholders’ equity” is as follows:

	December 31, 2005	December 31, 2004

Adjustment to equity fund appraisal revaluation	41,285	41,285
Adjustments to Capital Stock (Included Issuance Premiums)	728,619	728,619
Cumulative losses absorption	(456,925)	-

Total	312,979	769,904

1.2.4. Issuance Premiums

As of August 2002 due to the issuance of 158,496,540 shares subscription in (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account. Finally, due to the issuance of 103,232,874 shares subscription in April 2004 (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account.

1.3. Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

1.4. Sale of Credilogros Cía. Financiera S.A.

On May 20, 1999, the Argentine Central Bank (“BCRA”) approved the creation of the company Credilogros Compañía Financiera S.A. (CL), which was registered with the “Inspección General de Justicia” (the governmental regulatory agency of corporations) on June 24, 1999. On August 10, 1999, at the Company request, the BCRA authorized its starting up in business as a finance company as from August 2, 1999, by Communication “B” 6568.

As of December 31, 2004, the capital stock of CL amounts to 57,100, and its stockholding structure is as follows:

BF:	69.5271
BBVA:	29.9475
Inversora Otar S.A.:	0.5254%

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía. Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was US$16,900,000, based on the Financial Statements as of December 31, 2004. Upon entering into the sale agreement, an advance payment was made for 20% of the price.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

The sale agreement as entered into shall be considered duly executed after the approval required from regulatory authorities which is still pending as of the date of issuance of these Financial Statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers will remain unchanged.

1.5. Sale of Banco Francés (Cayman) Limited

On March 18, 2004, the Bank sold to BBVA its 100%-interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was 210,978 (see Note 4.3. ).

NOTE 2—EQUITY INVESTMENTS

2.1. In controlled majority-owned subsidiaries

The following summarizes the investment in and related information of controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation

	Principal Activity	Type	Quantity		Capital		Votes

			December 31,		December 31,		December 31,

Companies			2005	2004	2005	2004	2005	2004

Francés Valores Sociedad de Bolsa S.A	Stockholder	Common	12,137	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Trust manager	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Pensions fund manager	Common	75,842,839	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Insurance company	Common	7,383,921	197,875	65.9600	65.9582	65.9600	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	25,033,832	200,000	66.6666	66.6667	66,6666	66,6667
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Financial institution	Common	39,700,000	39,700,000	69.5271	69.5271	69,5271	69,5271

2.2. Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2005.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)

Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	12,096.1
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	18,986.5
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	5,338.1
Coelsa S.A.	Argentina	10.00%	Clearing house	110.5
Interbanking S.A.	Argentina	9.09%	Information services for financial markets	1,048.4
Argencontrol S.A.	Argentina	7.71%	Agent Mandatary	54.0
Sedesa S.A.	Argentina	8.12%	Deposit Guarantee Fund	123.4
Banelco S.A.	Argentina	11.43%	Nationwide ATM network & credit card administrating	5,534.6
Visa Argentina S.A.	Argentina	5.00%	Credit card issuer	1,160.0

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1. Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), BF has consolidated - line by line -its balance sheets as of December 31, 2005, 2004 and 2003, as per the following detail:

–	As of December 31, 2005:

	a)	With the Financial Statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary, and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

	b)	With the Financial Statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month periods ended December 31, 2005.

–	As of December 31, 2004:

	a)	With the Financial Statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary, and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2004.

	b)	With the Financial Statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

–	As of December 31, 2003:

	a)	With the Financial Statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía Financiera S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2003.

	b)	With the Financial Statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2005, 2004 and 2003.

Interests in subsidiaries are listed in Note 2.

3.2. Restatement of the Financial Statements in equivalent purchasing power

The Financial Statements have been taken from the Bank's books of accounts in conformity with the standards of the BCRA.

These Financial Statements recognize the effects of changes in the currency purchasing power through February 28, 2003, following the restatement method established by FACPCE Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Accordingly to the above mentioned method, the accounting figures were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441 of the CNV, in compliance with Decree No. 664/03 of the Federal Executive Power, application of the restatement method on Financial Statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BF applied the mentioned restatement until February 28, 2003.

3.3. Comparative information

The Financial Statements as of December 31, 2005 include comparative information with Financial Statements for the fiscal years ended December 31, 2004 and December 31, 2003.

Additionally, the Consolidated Financial Statements and notes for fiscal year ended December 31, 2004 and 2003 have been modified due to adjustments to prior year’s income/(loss) (see Notes 3.5.18. )

3.4. Foreign subsidiary Financial Statements

The Financial Statements of the foreign subsidiary has been prepared based on similar methods to those applied by BF for preparing its own Financial Statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in Notes 3.2. and 3.5. The Banco Francés (Cayman) Ltd. Financial Statements do not require any adjustment for inflation since they are stated in US dollars.

The assets and liabilities of Banco Francés (Cayman) Ltd. and its subsidiary, as of December 31, 2003, originally stated in US dollars, were converted into Argentine pesos based on the method described in Note 3.5.1. The assigned capital and irrevocable contributions were calculated at the pesos amount paid in by the Bank. Unappropriated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as previously indicated. Then the income (loss) for the years was determined by the difference between unappropriated earnings at beginning and year end.

3.5. Valuation methods

The main valuation methods used in the preparation of the Financial Statements have been as follows:

3.5.1. Foreign currency assets and liabilities

As of December 31, 2005 and 2004, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the fiscal years. The exchange differences were charged to income (loss) for each fiscal year.

3.5.2. Government and private securities

Government securities:

  Federal Government Bonds in US Dollars LIBOR 2012 — Compensation:

As of December 31, 2005 they were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

The outstanding compensation amounting to 114,922 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in Note 12) was valued

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

As of December 31, 2004, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in Note 3.5.1.

  Bonds received under the Argentine sovereign debt restructuring process:
–	Discount Bonds and GDP-linked Securities in U.S. dollars: they were valued based on current listed prices as of December 31, 2005.

–	Discount Bonds in pesos: they were recorded at the book value of the instruments delivered for swap less payments received during 2004 and the first half of 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.
  As of December 31, 2004, Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, and Treasury Bills Series 90 were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with face value was recognized against the balancing account under Loans as established by Communication “A” 3911.

  Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2005 and 2004. Differences in listed prices were credited/charged to income for fiscal years then ended.

  Unlisted government securities: these bonds were valued at the lower of present or face value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

Investments in listed private securities:

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2005 and 2004. Differences in listed prices were charged to income for fiscal years then ended.

3.5.3. Government loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2005 and 2004, these loans were valued at the lower of present or face value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4%, in accordance with the provisions of the abovementioned Communication for December, 2005.

The face value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at the rate of 1.40 per dollar plus Benchmark Stabilization Coefficient (CER).

The net effect of differences between the value determined for each loan (the lower of present or face value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree No. 1387/01 and restated by the CER through the end of the fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree No. 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance.

Provincial Governments loans and other Government loans

As of December 31, 2005 and 2004, these loans were valued at the lower of present or face value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2005 was calculated by discounting the estimated cash flows at the annual rate of 4%, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the each fiscal year.

This item includes 812,165 and 742,930 as of December 31, 2005 and 2004, respectively, corresponding to Provincial Developments Trust Fund Corporate Bonds, which are in the final phase of the restructuring process with the National Government. No substantially adverse effects on the Bank’s equity forecast in this respect.

3.5.4. Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual

As of December 31, 2005 and 2004, certain receivables and payables have been adjusted to the CER as follows:

  Federal Government Guaranteed Loans had been adjusted under Resolution No. 50/02 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

  Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2005 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees No. 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

  Federal Government Secured Bonds and Provincial Development Trust Fund Corporate Bonds: had been adjusted under Resolution No. 539/02 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

  Deposits and other assets and liabilities (subject to conversion into pesos): have been adjusted considering the CER prevailing as of December 31, 2005 and 2004.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

3.5.5. Allowance for doubtful loans and contingent commitments

For loans, other receivables from financial transactions, assets subject to financing lease, receivables from sale of property assets and contingent commitments: these allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

3.5.6. Interest income recognition

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were apportioned on a linear basis.

The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

3.5.7. Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not received as of December 31, 2005 and 2004.

3.5.8. Instruments to be received and delivered for spot and forward transactions to be settled

The Bank enters into forward contracts to buy or sell foreign currencies, listed Government securities and other securities at future dates. Both a receivable and a payable are recognized at the time of the agreement, which reflects the amounts of cash, currency or listed securities to be exchanged at the closing date. The difference between the receivable and payable at the original transaction date (premiums) is deferred and amortized over the contract’s life.

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

  In foreign currency: as of December 31, 2005 and 2004, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

  Holdings in investment accounts and for trading transactions: according to the method described in Note 3.5.2.

3.5.9. Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2005 and 2004.

3.5.10. Assets subject to financing leasing

As of December 31, 2005 and 2004, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

3.5.11. Investments in other companies

They have been valued according to the following methods:

  VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2005 and 2004 were valued by the equity method at the end of each years.

  Other: as of December 31, 2005 and 2004 were valued at acquisition cost, without exceeding their recoverable value.

The Bank recorded an adjustment to earnings of prior years of 115 (loss) due to adjustments of certain investments in other companies. This adjustment affected the items Investments in Other Companies of the balance sheet as of December 31, 2004 by 115 (decrease) and Other Income of the income statement as that date by 90 (decrease), whereas an adjustment by 25 (decrease) affected income for the year ended December 31, 2003.

3.5.12. Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

3.5.13. Intangible assets

They have been valued at acquisition cost restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned.

Amortization of goodwill and organization and development expenses is calculated using the straight-line method over the length of their estimated recovery period (120 month-period for goodwill).

The intangible assets of the subsidiary Consolidar Administradora de Jubilaciones y Pensiones S.A. were amortized in accordance with standards of the A.F.J.P.´s Superintendency.

The Bank recorded an adjustment to earnings of prior years of 18,167 (loss) due to a change in the accounting criteria applied to certain projects. Said adjustment affected the item Intangible Assets of the balance sheet as of December 31, 2004 by 18,167 (decrease) and the item Operating Expenses — Other Operating Expenses of the statement of income as of that date by 12,119 (decrease) whereas as of December 31, 2003 it affected balance sheet accounts by 30,286 (decrease).

3.5.14. Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.5.15. Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2005 and 2004.

The Bank recorded an adjustment to earnings of prior years for 8,040 (loss) to reflect expenses of software maintenance and transport of values corresponding to the fiscal year ended December 31, 2004. This adjustment affected the item Other Liabilities from the balance sheet as of December 31, 2004 in 8,040 (increase), the item Administrative Expenses — Other Operating Expenses of the statement of income in 7,390 (increase) and the item Operating Expenses — Other in 650 (increase).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

3.5.16. Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.5.17. Stockholders’ equity accounts

They are restated as explained in Note 3.2. , except for the "Capital Stock" and “Non-capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the "Adjustment to Stockholders´ Equity " account.

The Stockholders’ Meeting held on April 28, 2005 decided to absorb accumulated losses as detailed in the Consolidated Financial Statements of Changes in Stockholders' Equity.

3.5.18. Adjustments to prior years income

Following we present a summary of the adjustments, under BCRA rules, to prior years income which affect the fiscal years 2005, 2004 and 2003:

Items	Adjustments

Investments in other companies	The Bank recorded an adjustment to earnings of prior years of 115 (loss) due to adjustments of certain investments in other companies. This adjustment affected the items Investments in Other Companies of the balance sheet as of December 31, 2004 by 115 (decrease) and Other Income of the income statement as that date by 90 (decrease), whereas an adjustment by 25 (decrease) affected income for the year ended December 31, 2003.

Intangible assets	The Bank recorded an adjustment to earnings of prior years of 18,167 (loss) due to a change in the accounting criteria applied to certain projects. Said adjustment affected the item Intangible Assets of the Balance Sheet as of December 31, 2004 by 18,167 (decrease) and the item Operating Expenses – Other Operating Expenses of the statement of income as of that date by 12,119 (decrease) whereas as of December 31, 2003 it affected balance sheet accounts by 30,286 (decrease).

Other liabilities	The Bank recorded an adjustment to earnings of prior years for 8,040 (loss) to reflect expenses of software maintenance and transport of values corresponding to the fiscal year ended December 31, 2004. This adjustment affected the item Other Liabilities from the balance sheet as of December 31, 2004 in 8,040 (increase), the item Administrative Expenses – Other Operating Expenses of the statement of income in 7,390 (increase) and the item Operating Expenses - Other in 650 (increase).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Items	Adjustments

Tax on minimum presumed income (“TOMPI”)	Up to December 31, 2003, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax. On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years’ adjustments, as appropriate, based on a regulatory interpretation of the BCRA. In addition, on February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI credit balances. Therefore, on December 31, 2005, the Entity recorded this asset for 118,494 (90,094 in the items Other Receivables - Tax on minimum presumed income and 28,400 in Other Receivables – Other) and included an adjustment to earnings of prior years for a total amount of 92,631 (gain). In the balance sheet as of December 31, 2004, presented for comparative purposes, such adjustment affected the item Other receivables by 92,631 (increase) and in the statement of income as of that date affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by 26,406 (decrease), whereas an adjustment of 65,631 affected the book value at the beginning of fiscal year 2004.

Portfolio variation coefficient	On June 30, 2004, in compliance with the provisions under Communication “A” 4114 of the B.C.R.A. and Resolution 302/04 of the Ministry of Economy and Production, the Bank proceeded to write off the asset representing the nominal difference generated by the application of CVS instead of CER and booked an adjustment of earnings of prior years for 141,064 (loss). In the Financial Statements as of December 31, 2003, presented for comparative purposes, such adjustment affected the other receivables account (decrease) for 141,064, other income (decrease) for 105,792 and other expense (decrease) for 61,728. Under no circumstances does such de-registration mean a waiver of compensation.

3.5.19. Statements of Operations Accounts

  As of December 31, 2005 and 2004, accounts accruing monetary transactions (Financial Income (Expense), Service Charge Income (Expense), Provision for Loan Losses, Operating Expenses, etc.) were computed on the basis of their monthly amounts. As of December 31, 2003 accounts accruing monetary transactions (Financial Income (Expense), Service Charge Income (Expense), Provision for Loan Losses, Operating Expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003.

  Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

  Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.5.20. Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”. The Consolidated Statement of Cash Flows was prepared using the measurement methods prescribed by the BCRA, but in accordance with the SEC´s presentation requirements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

3.5.21. Other assets and other liabilities from subsidiaries (Consolidar Group)

They have been valued in accordance with the accounting standards established by the National Superintendence of Insurance and National Superintendence of Pension Funds Managers.

3.5.22. Use of estimates

The preparation of the Financial Statements in accordance with the standards set forth by the BCRA requires the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

NOTE 4—DIFFERENCIES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain clarifications, Technical Pronouncements No. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which are mandatory applicable as from the years commenced on January 1, 2003, except for Technical Pronouncement No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

4.1. Restatement of the Financial Statements to recognize the changes in the currency purchasing power

These Financial Statements recognize the effects of changes in the currency purchasing power through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/03 of the National Executive Power, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., the application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the currency purchasing power arising after March 1, 2003.

In addition, CD No. 190/03 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country showed a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the results for each fiscal year and total stockholders' equity would not have been significant considering the Financial Statements as a whole.

4.2. Valuation criteria

a)	Federal Government Secured Loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001 the Bank and its subsidiaries exchanged federal government securities, bonds, treasury bills and/or unsecured loans with the Federal Government for a face value of US$3,291,795 thousands for federal secured loans. At December 31, 2005 and 2004, those loans are recorded under “Loans — to the Government Sector” amounting to 3,809,264 and 6,181,489, respectively, in accordance with the criterion described in Note 3.5.3.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2005 and 2004, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, the recoverable values of these assets as of December 31, 2005 exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of December 31, 2005 and 2004, the Bank and its subsidiaries keeps other assets with the Public Sector amounting to 1,172,681 and 1,867,810 respectively, in accordance with the criterion described in Notes 3.5.2., 3.5.3. and 3.5.8. In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value and would imply a decrease in stockholders’ equity in approximately 265,000 and 518,000 as of December 31, 2005 and 2004.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 15.2., as of December 31, 2005 and 2004, the Bank recorded assets amounting to 565,352 and 739,289 (whose original values had been 1,119,388 and 1,075,116), respectively, under “Intangible Assets — Organization and Development Expenses” account corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 360,000 and 118,000 as of December 31, 2005 and 2004, respectively, should be reversed.

4.3. Disclosure aspects

Unrealized valuation difference

During the fiscal year 2004, the Bank has absorbed 200,000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “Unrealized Valuation Difference” of the stockholders´ equity, according to what was authorized in the Resolution No. 52/04 of the Superintendent of Financial and Exchange Institutions.

According to accounting principles generally accepted in Buenos Aires City, such amount should have been charged to income (loss) for the fiscal year finished on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropriated earnings account of the stockholders´ equity.

4.4. Other differences with respect to generally accepted accounting principles effective in Buenos Aires City, Consolidar Cía. de Seguros de Retiro S.A.

The Company included the balance from the technical commitments incurred with the insured in the Other Subsidiaries’ Liabilities caption. The abovementioned caption includes 29,819 and 58,458 for the fiscal years ended at December 31, 2005 and December, 31 2004, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

NOTE 5—TAX MATTERS

5.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2005 and 2004, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA did not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution No. 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

5.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to December 31, 2003, the Bank recorded under Other Receivables — Tax Advance account, a prepaid tax for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets (prepaid tax) for TOMPI for the years 2001/2002 with charge to income or prior years’ adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

In addition, on February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI receivable balances.

Therefore, on December 31, 2005, the Entity recorded this asset for 118,494 (90,094 in the items Other Receivables — Tax on minimum presumed income and 28,400 in Other Receivables – Other) and included an adjustment to prior years earnings for a total amount of 92,631 (gain). In the balance sheet as of December 31, 2004, presented for comparative purposes, such adjustment affected the item Other receivables by 92,631 (increase) and in the statement of operations for the year then ended affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by 26,406 (decrease), whereas an adjustment of 65,631 affected the book value at the beginning of fiscal year 2004.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

5.3. Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex-officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these Financial Statements, gave an opinion on the ex-officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex-officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

NOTE 6—SUBSIDIARIES´ OTHER ASSETS AND SUBSIDIARIES´ OTHER LIABILITIES

Detailed below are the balances of those accounts:

Subsidiaries’ Other Assets

	2005	2004

Premium receivables from insurance companies	23,461	16,431
Complementary Capital – Insurance Company	13,226	13,337
Others related to insurance business	3,568	2,574

Total	40,255	32,342

Subsidiaries’ Other Liabilities
	2005	2004

Insurance companies, claims in adjustment process	128,339	312,638
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	79,887	90,470
Insurance companies, mathematical reserve	1,367,010	1,235,383
Insurance companies, reinsurer´s reserve	(244)	(79,191)
Difference arising from secured loans accrued valuation	(29,819)	(58,458)
Benefit pending of integration – Resolution No. 29,796	(2,203)	(114,266)
Others related to insurance business	74,921	26,811

Total	1,617,891	1,413,387

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 7—RESTRICTED ASSETS

As of December 31, 2005, there were Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 24,435 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the Argentine Minister of Economy and Production of the compensation amount (see Note 15.1.).

b)	The Government and Private Securities account includes 69,068 in Secured Bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank's loan portfolio, 1,213 are allocated to the guarantee securing payables to the BCRA.

d)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,840. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

NOTE 8—CONTINGENCIES

Export tax rebates

In January 1993, former Banco de Crédito Argentino (“ex BCA”) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

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

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion“, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

The abovementioned exception was dismissed in December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the Bank's appeal, that is to say, it upheld the Bank's defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the Court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State amends the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, 1292/96 and 1127/98 and Communication “A” 2337 and BCRA's complementary regulations.

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

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of Section 49 of the BCRA's Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

NOTE 10—TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

assets. As of December 31, 2005, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 5,728 and 4,699 respectively, and they are recorded in memorandum debit accounts “For trustee activities — Funds received in trust”.

Atuel Fideicomisos S.A., within the framework of its activities, is acting as trustee for the following trusts, and will not respond with its personal property in the execution of the trust, to be satisfied with the underlying assets.

  Corp Banca Trust: created by contract dated May 13, 1997, signed between Atuel Fideicomisos S.A. as trustee, Corp Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, Banco Central de la República Argentina and Seguro de Depósitos S.A. (the beneficiaries).

  The proceeds of the collection and/or the realization of the assets that constitute this Trust, resulting from   Trustor’s performance, will be applied to the obligations engaged and/or assumed by Corp Banca S.A. (later BBVA Banco Francés S.A.) as beneficiaries of this trust, under the terms and conditions detailed in the respective contract.

  Banco Francés Trust: created by contract dated May 12, 2000, signed between Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by assignment made by BBVA Banco Francés S.A., the beneficiary of the certificate of interest is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos S.A. acts as liquidator and collection manager of the assets under trust, and is accountable to the beneficiary for all monthly amounts obtained as a consequence of the above-mentioned liquidation and collection.

In addition, Atuel Fideicomisos S.A. participates as the administration and collection manager of Diagonal Trust which was created by contract dated January 5, 2001, signed between Mercobank S.A. as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A. and other financing entities and Seguro de Depósitos S.A. as beneficiaries.

10.2. Non-Financial Trusts

BF acts as trustee in 63 and 53 non-financial trusts for the fiscal years ended at December 31, 2005 and December 31, 2004, respectively, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 4,068 million and 4,135 million as of December 31, 2005 and 2004, respectively, consist of cash, creditors' rights, real estate and shares.

NOTE 11—CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$500,000,000.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

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

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000.

The following chart reflects corporate bonds in force as of December 31, 2005:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date

US$ 1,000,000,000	11/26/2003	Non-subordinated	94,503,150	US$	100	(1)	Semiannual	288,871	10/31/2008 (2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

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

NOTE 12—FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each dollar and its adjustment by CER.

12.2. On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree No. 53/03 which amended section 1 subsection j) of Decree No. 410/02, excluding from the conversion into pesos provided for by section 1 of Decree No. 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the National Government as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

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

On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. Notwithstanding, in May 2005 a liability of 23,176 thousand dollars was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in Note 15.1., which was also recorded for 114,922 in the line Other receivables not covered by debtor classification regulations under Other receivables from financial transactions (Note 3.5.2.) and 72,429 for the corresponding liability to be paid to B.C.R.A. At any event, the final determination of this issue would not imply additional losses for the Bank.

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1. Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2005, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2. Mutual Funds custodian

As of December 31, 2005 and 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, "FBA Internacional” and “FBA EEUU”, managed by the subsidiary Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and investments financial trust certificates in safekeeping in the amount of 777,933 and 423,568 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 14—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the Financial Statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA.

c)	Under BCRA Communication “A” 4295, in order to determine the balances to be distributed, the assets booked as Minimum presumed income tax are to be deducted from unappropriated earnings.

d)	As stated in the Offering Memorandum of the Bank's outstanding corporate bonds, the Bank may pay dividends or other distributions only with ordinary shares.

NOTE 15—ECONOMIC FRAMEWORK AND EVOLUTION OF THE BANK

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1735/04. Additionally, the Government has announced that it does not plan to make payments on debt not submitted to the restructuring process. The proposal presented contemplated the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial relief, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 18, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76.15%. And this implies that the Argentine Republic has left the default behind.

In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar-denominated Discount Bonds and peso-denominated Discount Bonds were received, and interest amounts were also paid as scheduled.

Additionally, in mid-December, 2005 the Government decided to pay off, in full and prior to maturity, its indebtedness to the IMF, applying to such payment the international reserves accumulated in the B.C.R.A.

At the close of fiscal 2005, BBVA Banco Francés posted income for 117,204, with stockholders’ equity amounting 1,801,547 and a ROE (average return on equity) of 7%. Hand in hand with robust economic growth, reflected in a 9% increase in GDP, the Bank successfully implemented a business strategy aimed at reconstructing the volume of intermediation in the private sector, in turn reflected in 69.4% growth in the aggregate of loans to the private sector and 19.4% in total deposits. In line with this objective, the Bank kept focused on its core business, consolidating its leading position in the market in terms of deposits, growing in terms of total loans to the private sector and posting quality levels in its portfolio that are even better than those seen prior to the crisis. Additionally, the Bank maintained its strengths in transactional businesses carrying out at the same time major improvements in the structure of its assets and liabilities, including a decrease in Government assets and total settlement of the re-discounts due to illiquidity granted by the Central Bank of Argentina during the 2002 crisis (with rate costs plus CER adjustment). The substantial increase in profitability achieved during 2005 provides a sound basis for the challenge faced by the Bank for the future consisting in the expansion of recurring income, which represents the Bank's main objective.

Consolidation in the financial margin, based on higher variation in the CER coefficient plus a growing volume of intermediation with its customers, in conjunction with high efficiency levels led to sustained growth in the Bank's operating income. Such growth in operating income was achieved after offsetting the loss derived from the sale of Government assets with the charge resulting from the amortization due to payment of the actions for the protection of constitutional rights (“amparo”) for this fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

In the light of the favorable evolution seen in recent years, the Board of Directors of the Bank is optimistic in relation to future operations, specially if the Federal Government were to take measures to solve the deep imbalance caused by compliance with the constitutional protection actions (judicial injunctions) and to complete the process of compensation to the financial system.

15.1. Asymmetrical conversion into pesos (pesification)

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions No. 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

The total effect of the above differences on the compensation amounts to 280,000, approximately. It should be noted that as of December 31, 2004 the Bank has written off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

In addition, as mentioned in Note 12, in May 2005 the compensation to be received in Boden 2012 for US$39,078,010 face value was recorded under Other receivables not covered by debtor classification — Other receivables from financial transactions.

15.2. Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive Power with respect to the situation of public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions brought by individuals and companies against the Federal Government, the BCRA and financial institutions, based on considering that some of those measures were contrary to their constitutional rights.

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

As of December 31, 2005 and 2004, BF recorded 565,352 and 739,289, respectively, (after deduction of accumulated amortization for 554,036 and 335,827 as of December 31, 2005 and 2004, respectively) under Intangible Assets, Organization and Development Expenses account.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

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

15.3. Portfolio variation coefficient

Pursuant to Law No. 25,796 and Decree No. 117/04, the Federal Government established that financial institutions were to be compensated for the damages sustained as a result of the application to certain bank loans of indexation by salary variation coefficient (CVS) instead of indexation by benchmark stabilization coefficient (CER). The Argentine Central Bank (B.C.R.A.) regulated such procedure through Communication “A” 4114, whereas the Ministry of Economy and Production, pursuant to Resolution 302/04 clarified the calculation methodology to be used. However, given that the provisions mentioned give rise to doubts as regards implementation and effective compensation, on May 6, 2004, the ABA (Asociación de Bancos de la Argentina) filed with the Ministry of Economy with copy to the Argentine Central Bank, a request for compensation for the difference between the CER and CVS coefficients applicable to loans according to the provisions of Law No. 25,713, Decree No. 762/02. Said request was rejected by the Ministry of Economy on July 21, 2004.

As the Bank applied the CVS coefficient to certain loans subject to “pesification”, on May 18, 2004, it filed with the B.C.R.A., with copy to the Ministry of Economy, its adhesion to the system of compensation for the difference in coefficients already mentioned, subject to the calculation methodology that in the opinion of the Bank was best suited to the spirit of current rules and regulations, a copy of which was attached to the adhesion filing. Said filing was ratified in a letter dated October 4, 2004.

On June 30, 2004, in compliance with the provisions under Communication “A” 4114 of the B.C.R.A. and Resolution 302/04 of the Ministry of Economy and Production, the Bank proceeded to write off the asset representing the nominal difference generated by the application of CVS instead of CER and booked an adjustment of earnings of prior years for 141,064 (loss). In the Financial Statements as of December 31, 2003, presented for comparative purposes, such adjustment affected the other receivables account (decrease) for 141,064, other income (decrease) for 105,792 and other expense (decrease) for 61,728. Under no circumstances does such de-registration mean a waiver of compensation.

15.4. BCRA advances and rediscounts

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA at the end of the previous fiscal year amounted to (principal, CER and interests) 1,855,115, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

On September 2, 2005, the Bank cancelled in advance the aggregate balance of rediscounts for liquidity purposes granted by the BCRA, then amounting to 1,827,911. Consequently, the national secured loans pledged as a security for that assistance were released and are available as of the date hereof.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

15.5. Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution No. 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. After its joint analysis with the technical divisions of the Bank and the BCRA of the alternatives under treatment, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

During March 2004, the Bank carried out the actions covered in the plan, included the sale of the subsidiary Banco Francés (Cayman) Limited to BBVA. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004.

In addition, the Stockholders’ Meeting dated April 22, 2004 ordered a capital increase that was fully subscribed and paid in during the month of November 2004.

During June, 2004, as committed in the plan, the repurchase of loans and the sale of Boden 2012 was carried out.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

As of December 31, 2005, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement (*)	816,370
Computable Capital	1,714,660

Excess over Capital Requirement	898,290

(*)	This requirement includes 206,530 due to breach of the commitment for pro rata sharing of credit risk regulation in connection with balances held in correspondents, which occurred during the effectiveness of the reorganization plan. Such incremental requirement should have met until January 2006.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 16—OTHER REQUIERED DISCLOSURES IN ACCORDANCE WITH THE SEC´S REQUIREMENTS

16.1. Transactions with related parties

     The balances as of December 31, 2005 and 2004, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)

	Assets		Liabilities

Company	2005	2004	2005	2004	2005	2004

BBVA S.A.	6,237	-	22,985	85,350	31,951	-
Consolidar A.R.T. S.A.	180	30	27,999	20,724	243,912	197, 703
BBVA Consolidar Seguros S.A.	188	4	2,381	3,879	41,662	34,506
Rombo Cía. Financiera S.A.	72,323	22,934	721	293	-	-
Inversora Otar S.A.	-	-	890	95	336,391	326,004
Consolidar Salud S.A.	-	18	840	-	-	-

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

The net income as of December 31, 2005, 2004 and 2003, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (2)

	2005	2004	2003

Income	22,659	2,404	1,269
Expenses	(3,871)	(9,743)	(14,761)

	18,788	(7,339)	(13,492)

(2)	All the concerted operations have been contracted according with market´s conditions.

16.2. Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA, and in accounts with foreign correspondent banks. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,

	2005	2004

Peso and Foreign Currency Balances	1,449,832	1,505,954

16.3. Interest-bearing deposits with other banks

a)	Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 919,932 and 1,177,698 as of December 31, 2005 and 2004 respectively; (2) interest-bearing deposits in foreign banks totaling 5,742 and 31,190 as of December 31, 2005 and 2004, respectively and (3) interest-bearing deposits in local banks totaling 2,513 and 927 as of December 31, 2005 and 2004, respectively.

b)	Included in “Loans” there are: (1) overnight foreign bank interest-bearing deposits totaling 9,839 as of December 31, 2005. As of December 31, 2004 the Entity did not register amounts for this kind of operation.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 107,198 and 146,825 as of December 31, 2005 and 2004, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

16.4. Government and private securities

Government and private securities held by the Bank at December 31, 2005 and 2004 are as follows:

	December 31,

Holdings in investment accounts	2005	2004

Argentine Republic External Bills (VEY4D)	-	594,593
Argentine Bonds	435,104	78,384
Argentine Treasury bills	-	58,169
Other	-	11,756

Total	435,104	742,902

Holdings for trading or financial transactions
Treasury Bills	-	9,032
Middle Term Treasury Bonds (BONTE 2002)	-	5,165
Argentine Bonds	608,319	87,242
Debt Consolidation Bonds - Social Security (BOCON)	45,238	1,670
Other	11,280	25,679

Total	664,837	128,788

Unlisted Government securities
Secured Bonds (BOGAR 2018)	-	451,121
Tax credit certificates	6	41,151
Other	-	630

Total	6	492,902

Instruments issued by the Argentine Central Bank
Argentine Central Bank Bills (LEBAC)	1,160,312	958,979
Argentine Central Bank Notes (NOBAC)	1,088,526	40,584

Total	2,248,838	999,563

Investment in listed private securities
Shares	28,284	40,965
Negotiable Obligations	87,541	93,102
Mutual Funds	18,925	45,145
Certificates of participation in financial trusts	21,099	-

Total	155,849	179,212

Securities holdings in investment accounts

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2005 and 2004, were as follows:

	December 31,

	2005	2004	2005	2004	2005	2004	2005	2004

	Book value		Gross unrealized gains		Gross unrealized losses		Market value

Argentine Republic External Bills (VEY4D)	—	594,593	—	—	—	403,796	—	190,797
Argentine Bonds	435,104	78,384	—	—	170,271	12,010	264,833	66,374
Argentine Treasury Bills	—	58,169	—	—	—	31,621	—	26,548
Other Debt Bonds	—	11,756	—	—	—	8,497	—	3,259

Total	435,104	742,902	—	—	170,271	455,924	264,833	286,978

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2005, by contractual maturity were as follows:

	December 31,

	Book value	Market value

Past due	30,438	29,317
Due in one year or less	60,897	48,167
Due after one year through five years	67,269	43,279
Due after five years through ten years	276,500	144,070

Total	435,104	264,833

As of December 31, 2005 and 2004, the Bank did not hold government securities classified as “held to maturity” under US GAAP. The government securities classified as “holding in investment account” under BCRA rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 17.5.1. and 17.5.2. ).

16.5. Loans

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
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Under BCRA rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,

	2005	2004

Government sector	4,623,626	6,927,719
Financial sector	142,307	169,509
Non-financial private sector and residents abroad	3,900,517	2,374,276

—Commercial portfolio
With self-liquidating preferred guarantees	92,092	60,604
With other preferred guarantees	44,036	34,287
Without preferred guarantees	2,293,984	1,310,114
—Consumer portfolio
With self-liquidating preferred guarantees	6,968	4,322
With other preferred guarantees	439,198	411,019
Without preferred guarantees	1,024,239	553,930

Less: Difference arising from purchase of portfolio	(89)	(88)
Less: Allowances for loan losses	(184,885)	(202,693)

Total	8,481,476	9,268,723

Commercial loan: encompasses all financing facilities, other than those not reaching an amount equivalent to 500 with or without preferred guarantees.

Consumer loan: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 500 with or without preferred guarantees.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

The Bank also tracks its loan portfolio by industry segment. At December 31, 2005, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans

Governmental Services	53.35%
Consumer	15.42%
Other	7.23%
Mining Products	4.64%
Oil and Carbon	4.05%
Agricultural Livestock	2.75%
Retail Trade	2.30%
Food Stuff	2.03%
Financial Sector	1.64%
Beverage	1.57%
Construction	0.92%
Transportation Material	0.90%
Wholesale Trade	0.90%
Other Manufacturing	0.88%
Industrial Metals	0.81%
Leather and Fur Product	0.61%

Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

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

During 2005, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal year ended December 31, 2005, is as follows:

2005

Balance at the beginning of the fiscal year	30,730
New Loans	58,411
Repayments	(5,488)

Balance at the end of the fiscal year	83,653

Total loans outstanding to these related parties at December 31, 2005 and 2004 including accrued interest, amounted to 85,604 and 31,358, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2005 and 2004, approximately 27,690 and 5,587 or 0.32% and 0.06% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

At December 31, 2005 and 2004, non-performing loans amounted to 93,472 and 105,136, respectively; Past due loans included in the abovementioned amounts reach to 52,874 and 86,933 at December 31, 2005 and 2004, respectively.

16.6. Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Balance at the beginning of the fiscal year	202,693	459,573	1,062,512
Provision for loan losses	114,220	62,509	317,993
Write-offs	(132,028)	(319,389)	(914,715)
Monetary gain generated on allowances	-	-	(6,217)

Balance at the end of the fiscal year	184,885	202,693	459,573

16.7. Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,

Description	2005	2004

With preferred guarantees	286,185	325,668
Without preferred guarantees	548,363	662,369
Allowances	(3,098)	(12,796)

	831,450	975,241

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,

Description	2005	2004

Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	46,982	28,173
Contra debit derivatives accounts	46,982	28,173
“Notional” amount of non-deliverable forward sales	93,161	19,361
Contra debit derivatives accounts	93,161	19,361
Non-deliverable forward transactions balances pending settlement-Receivables	281	—
Non-deliverable forward transactions balances pending settlement-Liability	150	—
Forward sales of government securities
Forward sales of government securities (1)	2	—
Forward sales of securities
Debtors under forward sales of securities	6	11

Repurchase and reverse repurchase agreements with government securities
Debtors under reverse repurchase agreements	99,762	359,341
Forward sales under reverse repurchase agreements	110,680	399,074

(1)	These accounts include the contract amount of the transactions expressed in thousand of Ps. using the closing exchange rate or quoted market value.

	December 31,

Description	2005	2004

Spot transactions with settlement another day
Unsettled spot securities purchases	16,960	10,841
Creditors under unsettled spot securities purchases	18,169	11,270
Debtors under unsettled spot securities sales	38,006	4,483
Unsettled spot securities sales	9,311	3,831
Unsettled spot foreign exchange purchases	—	8,320
Creditors under unsettled spot foreign exchange purchases	3,025	5,941
Debtors under unsettled spot foreign exchange sales	1,286	213
Unsettled spot foreign exchange sales	3,169	2,877
Unsettled spot Government securities purchases	18,770	15,031
Creditors under unsettled spot Government securities purchases	4,971	14,681
Debtors under unsettled spot Government securities sales	19,060	16,748
Unsettled spot Government securities sales	42,565	17,269

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

16.8. Premises and equipment and other assets

16.8.1. Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	December 31,

Description		2005	2004

Land and buildings	50	448,338	451,190
Furniture and facilities	10	81,441	79,835
Machinery and equipment	5	64,742	59,431
Vehicles	5	3,921	3,877
Accumulated depreciation		(222,645)	(212,944)

Total		375,797	381,389

Depreciation expense was 29,207 and 34,727, at December 31, 2005 and 2004, respectively.

16.8.2. Other assets

Other assets consisted of the following at December 31, 2005 and 2004:

	Estimated useful life (years)	December 31,

Description		2005	2004

Rent assets	50	9,230	8,106
Works of art	—	983	983
Assets acquired for secure loans	50	—	13,767
Stationery and office supplies	—	1,610	985
Land and buildings not affected by banking activities	50	50,398	71,477
Vehicles to deliver for leasing		1,025	231

Total		63,246	95,549

Depreciation expense was 1,344 and 2,100, at December 31, 2005 and 2004, respectively.

16.9. Intangible assets

Goodwill

The breakdown of goodwill account as of December 31, 2005 and 2004, is as follows:

	December 31,

Description	2005	2004

Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization
of 40,835 at December 31, 2005	25,459	32,088

Depreciation expense on goodwill was 6,629 and 6,768 (included 138 for the purchase of FADISA by Atuel Fideicomisos S.A.) at December 31, 2005 and 2004, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Organization and development expenses

The breakdown of organization and development account as of December 31, 2005 and 2004, is as follows:

	Estimated useful life (years)	December 31,

Description		2005	2004(2)

Start-up expenses of Consolidar AFJP	11	29,687	38,365
Organization and development non – deductible expenses (1)	5	565,352	739,289
Computer software acquisition expenses and computer programs
development expenses	5	6,087	1,568
Other intangible assets	5	28,751	39,504

Total		629,877	818,726

(1)	See Note 15.2.
(2)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18.).

The variations in 2005 in intangible asset accounts were as follows:

2005

Balance at January 1, 2005	818,726
—Additions	63,789
—Decreases	4,551
—Period amortization	248,087

Balance at December 31, 2005	629,877

16.10. Allowances

Allowances deducted from assets or included in liabilities are as follows:

	December 31,

Description	2005	2004

Deducted from assets
For government and private securities (1)	323	66,419
For other receivables from financial transactions (2)	3,098	12,796
For assets subject to financial leasing (2)	1,485	1,188
For investments in other companies (3)	11,939	11,711
For other receivables (4)	389,149	153,825

Total	405,994	245,939

Liabilities
Other loss contingencies (5)	262,426	261,784
Contingent commitments (6)	765	3,914

Total	263,191	265,698

(1)	Recorded to cover probable impairment risk arising out of government securities and in compliance with the Communication “A” 4084 of the BCRA.
(2)	Recorded in compliance with the provisions of Communication “A” 2950, as supplemented, of the BCRA, taking into account Note 3.5.5.
(3)	Recorded to cover probable impairment risk arising out of investments in other companies.
(4)	Recorded to cover probable uncollectibility risks arising out of other receivables principally related with the payments under protection actions on Mutual Funds and deferred tax asset (see Note 5.1.).
(5)	Principally includes labor litigation amounting to 17,424 and 15,008 thousand at December 31, 2005 and 2004, respectively and customer and other third-party claims amounting to 245,002 and 246,776 at December 31, 2005 and 2004, respectively. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.
(6)	Allowance provided in accordance with BCRA rules to cover potential Contingent Commitments risks. These amounts have been accrued in accordance with BCRA rules, which are substantially similar to SFAS No. 5.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

16.11. Other liabilities from financial transactions – Argentine Central Bank

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes, as follows:

	December 31,

Description	2005	2004

Short-term liabilities	22,143	266,109
Long-term liabilities	78,602	1,633,114

Total	100,745	1,899,223

At December 31, 2005 and 2004, accrued interests and other differences included on the above liabilities amounted to 45,735 and 139,440 respectively. During fiscal year 2005, interest rate for this liability was 2% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2007	13,100
2008	13,100
2009	13,100
2010	13,100
2011	13,101
As from 2011	13,101

Total	78,602

16.12. Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,

Description	2005	2004

Short-term liabilities
Other lines of credit from local and foreign banks	249,626	185,940

Total short-term liabilities	249,626	185,940

Long-term liabilities
Other lines of credit from local and foreign banks	53,636	69,940

Total long-term liabilities	53,636	69,940

Total	303,262	255,880

Accrued interests included on the above liabilities are 4,024 and 1,765, at December 31, 2005 and 2004 respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying consolidated balance sheets. Interest rates for long-term liabilities vary from 5.04% to 5.52% per annum.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal Year
2007	18,923
2008	23,798
2009	5,459
2010	5,456

Total	53,636

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

16.13. Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,

Description	2005	2004

Assets
Cash and due from Banks	1,027,697	609,487
Government and private securities	265,080	707,237
Loans	641,172	874,829
Other receivables from financial transactions	226,298	111,542
Assets subject to financial leasing	78	85
Investments in other companies	809	794
Other receivables	13,569	19,067
Suspense items	97	284

Total	2,174,800	2,323,325

Liabilities
Deposits	1,285,196	820,827
Other liabilities from financial transactions	802,090	707,837
Other liabilities	6,355	13,928
Subordinated Corporate Bonds	-	60,307
Suspense items	6	2,793
Other liabilities	8,717	-

Total	2,102,364	1,605,692

16.14. Minimum capital requirements

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2005 and 2004 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA regulations, are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)

December 31, 2005	868,512	1,889,893	1,021,381
December 31, 2004	466,595	1,656,396	1,189,801

(1)	The Bank must maintain a surplus of minimum paid-in capitals amounting to at least Ps.38,440, Ps.40,392 and Ps.37,969 as at December 31, 2005, 2004 and 2003, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

16.15.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2005, 2004 and 2003, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

16.16.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the Banco Francés Group gives to certain executives, with role at corporate level, the possibility to access into defined contribution pension plan that it is subject to SFAS No. 87 and 132 (revised 2003). This pension plan consists in a percentage calculated over determinate recompensing concepts. During the fiscal years ended December 31, 2005 the Bank has been accruing initial contributions as hedge for prior years by 3,430 and 669 for the 2005. These expenses are included in “Other Expense — Charge for uncollectibility of other receivable and other allowances” and “Administrative Expenses — Personal Expenses”, respectively, in the Consolidated Financial Statements as of December 31, 2005.

In addition, the Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll. These expenses aggregated 31,294, 28,841 and 24,784 for the fiscal years ended December 31, 2005, 2004 and 2003, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

16.17.	Business segment consolidated information

FAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	As of December 31, 2005

	Banking Financial

	BBVA Banco Francés S.A. (3)	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	13,839,847	86,734	64,107	13,990,688	346,858	1,787,736	(141,534)	15,983,748

Financial income	1,412,036	27,469	3,093	1,442,598	40,067	183,627	(12,140)	1,654,152
Service charge income
and other income	757,620	16,267	5,965	779,852	294,071	299,133	(168,038)	1,205,018
Total income (1)	2,169,656	43,736	9,058	2,222,450	334,138	482,760	(180,178)	2,859,170

Financial expenses	(617,332)	(3,551)	(79)	(620,962)	(124)	(3)	12,140	(608,949)
Allowances for doubtful
loans	(109,265)	(4,970)	(393)	(114,628)	-	-	-	(114,628)
Operating expenses	(564,742)	(24,751)	(2,550)	(592,043)	(141,146)	(44,302)	1,656	(775,835)
Other expenses	(791,684)	(3,703)	(1,314)	(796,701)	(175,995)	(419,089)	166,382	(1,225,403)
Total expenses (2)	(2,083,023)	(36,975)	(4,336)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)

Loss on minority interest
in subsidiaries	(1)	(1,850)	(999)	(2,850)	(7,843)	(6,458)	-	(17,151)

Total net income	86,632	4,911	3,723	95,266	9,030	12,908	-	117,204

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

	As of December 31, 2004

	Banking Financial

	BBVA Banco Francés S.A. (3)	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets (3)	14,275,608	98,603	29,119	14,403,330	311,420	1,545,654	(218,732)	16,041,672

Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income
and other income (3)	675,257	14,191	1,340	690,788	245,905	514,454	(136,887)	1,314,260
Total income (1)	1,626,843	38,106	2,591	1,667,540	281,717	663,154	(143,326)	2,469,085

Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful
loans	(49,464)	(2,260)	(278)	(52,002)	-	-	-	(52,002)
Operating expenses (3)	(474,568)	(26,907)	(2,018)	(503,493)	(133,296)	(44,143)	1,103	(679,829)
Other expenses (3)	(719,669)	(5,495)	(383)	(725,547)	(141,392)	(588,884)	135,784	(1,320,039)
Total expenses (2)	(1,704,715)	(36,389)	(2,743)	(1,743,847)	(276,330)	(633,379)	143,326	(2,510,230)

Gain / (loss) on minority
interest in subsidiaries
(3)	(7)	(779)	505	(281)	(2,484)	(10,136)	-	(12,901)

Total net income / (loss)	(77,879)	938	353	(76,588)	2,903	19,639	-	(54,046)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Restated from its original versión to apply the adjustments to prior years income to these Consolidated Financial Statements (see Note 3.5.18.).
(4)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	As of December 31, 2003

	Banking Financial

	BBVA Banco Francés S.A. (4)	BBVA Francés (Cayman) Ltd.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets (3)	12,248,072	2,506,379	54,992	11,846	14,857,289	298,830	1,332,840	(131,120)	16,357,839

Financial income	1,163,181	563,068	10,628	600	1,737,477	46,580	118,211	(19,032)	1,883,236
Service charge income
and other income (3)	1,094,203	89,612	22,230	147	1,206,192	186,902	342,025	(82,995)	1,652,124
Total income (1)	2,257,384	652,680	32,858	747	2,943,669	233,482	460,236	(102,027)	3,535,360

Financial expenses	(1,181,831)	(468,884)	(10,540)	(1,709)	(1,662,964)	(12,925)	(54,436)	19,032	(1,711,293)
Allowances for doubtful
loans	(73,203)	-	(4,164)	(139)	(77,506)	-	-	-	(77,506)
Operating expenses	(539,465)	(6,155)	(23,165)	(1,713)	(570,498)	(105,906)	(35,655)	652	(711,407)
Other expenses (3)	(972,796)	(2,985)	(5,114)	(284)	(981,179)	(95,052)	(395,347)	82,343	(1,389,235)
Total expenses (2)	(2,767,295)	(478,024)	(42,983)	(3,845)	(3,292,147)	(213,883)	(485,438)	102,027	(3,889,441)

Gain / (loss) on minority
interest in subsidiaries
(3)	-	-	3,027	1,812	4,839	(8,065)	8,070	-	4,844

Net monetary income /
(loss)	1,548	-	(100)	(195)	1,253	(2,099)	(245)	-	(1,091)

Total net income / (loss)	(508,363)	174,656	(7,198)	(1,481)	(342,386)	9,435	(17,377)	-	(350,328)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Restated from its original versión to apply the adjustments to prior years income to these Consolidated Financial Statements (see Note 3.5.18.).
(4)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 16.5., the Bank has significant exposure to the Argentine Federal Government and Provinces in form of secured loans and other debt obligations. For the years ended December 31, 2005, 2004 and 2003, the Bank recorded, under BCRA rules, income from secured loans (Decree No. 1387/01), including CER accrual of 805,273, 508,612 and 441,162, respectively. In addition, for the years ended December 31, 2005, 2004 and 2003, the Bank recorded net income from government securities of 176,156, 162,386 and 179,667, respectively.

Substantially most of Bank’s operations, property and customers are located in Argentina.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

16.18. Consolidated income statements and balance sheets

The presentation of Financial Statements according to Central Bank rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The following Financial Statements have been restated into constant Pesos as explained in Note 3.2. The restatement was made using the adjustment factor arising from the WPI. These Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC. The income statements presented below discloses the categories required by Article 9:

	Year ended December 31,

	2005	2004(1)	2003(1)

Consolidated Income Statements
Interest and fees on loans	1,254,007	887,998	776,051
Dividends on investment securities	-	214	-
Interest on investment securities	3,586	3,513	90,588
Trading account interest	243,751	180,161	166,116

Total interest income	1,501,344	1,071,886	1,032,755

Interest on deposits	365,106	316,082	537,903
Interest on short-tern borrowings	210,300	92,835	194,140
Interest on long-term debt	891	3,856	4,253

Total interest expense	576,297	412,773	736,296

Net interest income	925,047	659,113	296,459

Provision for loan losses	114,628	52,002	77,506

Net interest gain after provision for loan losses	810,419	607,111	218,953

Service charges on deposit accounts	143,933	125,877	106,470
Credit card service charges and fees	102,050	66,837	53,303
Fees on securities activities	15,598	9,152	7,297
Other commissions	539,462	380,792	286,664
Income from investment in equity securities	2,870	20,029	2,149
Foreign currency gains net	72,407	76,943	-
Minority interest in subsidiaries—gain	-	-	4,844
Other	480,349	716,890	1,190,694

Total other income	1,356,669	1,396,520	1,651,421

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	Year ended December 31,

	2005	2004(1)	2003(1)

Consolidated Expenses Statements
Commissions	52,821	33,176	33,376
Personnel expenses	397,693	329,811	299,417
Fees and external administrative services	39,837	39,056	38,481
Depreciation of bank premises and equipment and other fixed assets	30,592	36,827	54,061
Business travel and development	12,961	10,981	10,945
Utilities	21,440	20,569	22,915
Advertising and promotion	39,757	27,266	19,305
Contributions and taxes	92,564	95,064	75,075
Maintenance and repairs	26,157	23,656	22,654
Amortization of Goodwill	6,629	6,768	9,925
Provision for loss contingencies	422,924	351,542	574,932
Deferred income tax	-	-	35,401
Foreign currency loss net	-	-	65,820
Loss on disposal of fixed and other assets	26,402	12,432	10,511
Minority interest in subsidiaries—loss	17,151	12,901	-
Loss from effect of inflation on banking assets and liabilities	-	-	1,015
Other	844,244	980,529	757,637

Total other expenses	2,031,172	1,980,578	2,031,470

Income before income tax and tax on minimum presume income expenses	135,916	23,053	(161,096)

Income tax and tax on minimum presume income expenses (see Note 5.1. and 5.2.)	18,712	77,099	(189,232)

Net gain / (loss)	117,204	(54,046)	(350,328)

Net gain / (loss) per Ordinary Share	0.25	(0.14)	(0.95)

(1)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18.).

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

Central Bank rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depicts the Bank’s consolidated balance sheets at December 31, 2005 and 2004 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	December 31,

	2005	2004(1)

ASSETS
Cash and due from banks	683,267	456,802
Interest bearing deposits in other banks	1,035,385	1,356,640
Unsettled spot purchases	35,730	34,192
Debtors under forward sales and under reverse repurchase agreements	99,768	359,341
Debtors under unsettled spot sales	58,352	21,455
Trading account assets	3,069,207	1,734,046
Investments securities	485,401	790,327
Loans	8,666,361	9,471,416
Allowance for loan losses	(184,885)	(202,693)
Premises and equipment	375,797	381,389
Intangible assets	655,336	850,814
Other assets	1,004,029	787,943

Total assets	15,983,748	16,041,672

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing deposits	8,616,985	7,674,122
Non interest bearing deposits	1,996,101	1,319,658
Creditors under forward purchases and under reverse repurchase agreements	150	-
Creditors under unsettled spot purchases	26,165	31,892
Forward sales and under repurchase agreements	110,682	399,074
Unsettled spot sales	55,045	23,977
Other short-term borrowings	674,997	890,571
Other liabilities	1,872,169	1,596,350
Long-term debt	377,756	1,984,052
Commitments and contingent liabilities	263,191	265,698
Minority Interest in subsidiaries	188,960	171,935
Common Stock	471,361	471,361
Non-capitalized contributions	175,132	1,195,390
Other stockholders’ equity	1,155,054	17,592

Total liabilities and stockholders’ equity	15,983,748	16,041,672

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).

16.19. Off-Balance sheet financial instrument

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

These instruments include:
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

Pursuant to BCRA regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying consolidated balance sheets and they have been valued as mentioned in Note 3.5.9.

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2004 and 2003, the Bank entered into forward contracts for trading and hedging purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 16.7. The following table shows at December 31, 2004 and 2003 the notional value forward transactions divided between hedging and trading (all transactions are due in one year or less):

	December 31, 2005			December 31, 2004

	Hedging	Trading	Total	Hedging	Trading	Total

Forward sales and purchases of foreign
exchange	138,041	—	138,041	47,534	—	47,534
Forward sales and purchases of government
and private securities	—	2	2	—	—	—
Other forward sales and purchases	—	2,102	2,102	—	—	—

b) Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,

	2005	2004

Credit lines granted (unused portion) cover by debtor classification	3,827	272,854
Foreign trade acceptances and standby letters of credit	80,571	109,704
Guarantees granted	171,084	219,798

(*) A significant portion of the Bank’s guarantees as of December 31, 2005 and 2004, have a remaining maturity of less than one year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,

	2005	2004

Self-liquidating counter guarantees	13,112	96,725
Preferred counter guarantees	74	127

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,

	2005	2004

Checks drawn on the Bank pending clearing	105,251	105,565
Checks drawn against other Banks	134,517	173,837
Drafts and notes for collection	528,885	461,424

c) Trust activities

See Note 10.

16.20. Pension Fund Management

Consolidar AFJP S.A. manages a pension fund that as of December 31, 2005 and 2004 amounted to 12.8 billion and 10.5 billion, respectively.

NOTE 17—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA rules followed in the preparation of the Bank’s Financial Statements and those applicable in the United States under generally accepted accounting principles (“US GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA´s rules, the Bank’s Financial Statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in Note 3.2. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA rules has not been reversed in the reconciliation to US. GAAP.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.1. Income taxes

As explained in Note 5.1. the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criteria is in accordance with US GAAP, based on SFAS No. 109, “Accounting for Income Taxes”.

Under SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial and tax basis of assets and liabilities. A valuation allowance is provided for the deferred tax assets to the extent that it is more likely than not that they will not be realized.

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	Year ended December 31,

Description	2005	2004	2003

Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	623,328	514,532	(114,299)
Tax exempt income	(494,422)	(488,239)	(184,919)
Nondeductible items	84,700	233,323	278,526
Other, net	(30,890)	22,006	(60,518)

Income tax computed in accordance with U.S. GAAP	182,716	281,622	(81,210)

Initial adjustments to net deferred tax assets	(77,258)	(218,651)	—

Income tax computed in accordance with BCRA rules	(242,000)	67,497	206,959

Adjustments to reconcile income tax (benefit) to US GAAP	347,458	(4,526)	(288,169)

(Recover) Charge of allowances on deferred tax assets	(366,801)	(509,158)	(104,287)

The tax exempt income adjustment noted above principally relates to gains generated by equity investment, which were not subject to income tax (19,758, 61,848 and 64,700 for the year ended December 31, 2005, 2004 and 2003, respectively), to the exemption established during the public debt swap transaction mentioned in Note 1.3., by which the income generated by the Guaranteed Loans received were exempt in the income tax (105,825, 162,104 and 30,955 for the years ended December 31, 2005, 2004 and 2003 respectively), the write-off of the relevant asset generated by the application of the CVS index instead CER mentioned in Note 15.3. (49,371 for the year ended December 31, 2004) and other net effects.

The non-deductible items noted above principally relates to:
  The effect of the conversion into pesos and the adjustment through the CER, over the difference between book value under US GAAP and face value of Federal Government loans carried by the Bank and domestic subsidiaries which were not deductible from income tax (233,323 and 190,967 for the years ended December 31, 2004 and 2003 respectively). For the fiscal year ended December 31, 2005, this effect results in a tax exempt income of 251,375.

  The effects of the inflation, which were not deductible from income taxes (22,635 for the year ended December 31, 2003).

  The allowances booked under BCRA rules (84,700 for the fiscal years ended December 31, 2005).

Other includes other net effects, and tax exempt income and non-deductible items arising from Consolidated Subsidiaries.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

SFAS No. 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

As of December 31, 2002, as a result of the deteriorating economic and financial situation in Argentina, a valuation allowance was recorded to reserve for the Bank’s net deferred tax assets because management believed that it was more likely than not that these assets would not be recovered and the Bank provided a valuation allowance over its net deferred tax assets position. This situation continued and accordingly, the Bank provided a valuation allowance of 1,681,832 in order to fully reserve for its net deferred tax assets as of December 31, 2003.

As of December 31, 2005 and 2004, a favorable evolution in the Argentine economy has been recorded. Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided a valuation allowance of 805,873 and 1,172,674 as of December 31, 2005 and 2004, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,

Description	2005	2004	2003

Deferred tax assets:
Government and private securities valuation	—	34,437	174,330
Loans	219,506	163,042	495,515
Loan origination and issuance credit card’s fees	9,241	7,379	4,188
Property, equipment and miscellaneous assets	5,962	—	—
Intangible assets	—	167	—
Investment in other companies	—	—	74,297
Other liabilities	29,589	35,093	12,715
Allowance for loss contingencies	614,194	561,120	584,540
Pension and retirement obligations’ activities	72,549	68,070	43,635
Foreign exchange difference	—	—	18,802
Net operating loss	766,673	914,384	474,232
Other	575	2,811	—

	1,718,289	1,786,503	1,882,254

Deferred tax liabilities:
Government and private securities valuation	(14,135)	—	—
Foreign exchange difference	(1,087)	(10,134)	—
Property, equipment and miscellaneous assets	—	(2,120)	(10,178)
Intangible assets	(599)	—	(4,495)
Other	—	—	(252)

	(15,821)	(12,254)	(14,925)

Net deferred tax asset under US GAAP	1,702,468	1,774,249	1,867,329

Net deferred tax asset in accordance with BCRA rules	360,000	118,000	185,497

Adjustment to reconcile net deferred tax assets / liabilities to US GAAP	1,342,468	1,656,249	1,681,832

Allowances on deferred tax assets in accordance with BCRA rules	(360,000)	(118,000)	(185,497)

Adjustment to reconcile Allowances on deferred tax assets to US GAAP	(805,873)	(1,172,674)	(1,681,832)

The nature of deferred tax asset or liability of the most significant components are described as follows:

  Government and private securities: as mentioned in Note 17.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be tax-deductible in the years ended December 31, 2005, 2004 and 2003.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

  Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This differing principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 17.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible, and the difference between book value under US GAAP and the face value of Federal Government loans received for the sale of Banco Francés (Cayman) Limited (see Note 15.5.).

  Property, Equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated as explained in Note 3.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

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

  Foreign exchange difference: In fiscal years ended December 31, 2005, 2004 and 2003, on valuing the assets in foreign currency, the bank converted such an amounts at the benchmark exchange rate of the BCRA. The income tax law requires Banco Nación buying exchange rate. On fiscal year ended December 31, 2001, the effect generated by the foreign exchange difference resulting from the Argentine peso devaluation booked in the year ended December 31, 2001, according with US GAAP, may be deducted from taxes in the next five fiscal years as from the fiscal year commenced on January 1, 2002.

As of December 31, 2005, the Bank (on individual basis) carries accumulated tax loss carry forwards of 766,673 that will mature as follows:

Amount

2006	37,314
2007	482,479
2008	210,814
2009	36,066

The adjustments required in order to reconcile assets and liabilities with the US GAAP, as detailed in the following notes, are shown without considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 536,595 and 483,575 as of December 31, 2005 and 2004, respectively. In addition, income would be increased by 19,343, 513,684 and 392,456 as of December 31, 2005, 2004 and 2003, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Tax on minimum presumed income

As mentioned in Note 5.2. as of December 31, 2005, the Bank has recorded an asset for the credit for tax on minimum presumed income.

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

Had US GAAP been applied, and as a result of the adjustment to prior years’ earnings booked by the Bank under BCRA´s rules, the Banks’ assets would be increased by 1,003 as of December 31, 2004 and would be decreased by 61,639 as of December 31, 2003. On the other hand, the Bank´s net income would be decreased by 1,003 and 66,457 for the years ended December 31, 2005 and 2003 respectively, and would be increased by 62,642 for the year ended December 31, 2004.

As of December 31, 2005, the Bank (on individual basis) carries accumulated tax on minimum presumed income credits for 118,494 that will mature as follows:

Amount

2011	17,115
2012	24,519
2013	23,997
2014	24,463
2015	28,400

17.2. Loan origination and issuance credit card’s fees

The Bank recognizes fees on credit card products, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with U.S. GAAP would be decreased assets by 23,051, 20,781 and 11,083 at December 31, 2005, 2004 and 2003, respectively. On the other hand, income for the year ended December 31, 2005 and 2004 would be decreased by 2,270 and 9,698 and for the year ended December 31, 2003 would be increased by 19,282.

17.3. Intangible assets

The Bank amortizes software development expenses (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US. GAAP, in accordance to the Statement of Position 98-1, requires that part of such expenses be written off to income when incurred, depending on their characteristics.

Pension Fund Manager Superintendency regulations, the agency overseeing Consolidar AFJP S.A., authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms printing and leases and rentals”, as the most significant items. Consolidar AFJP S.A., capitalized expenses incurred in connection with the launch of new activities. Under US GAAP, the above-mentioned expenses are to be considered as expenses for the fiscal year in which they are incurred.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 16,890, 16,418 and 18,861 at December 31, 2005, 2004 and 2003, respectively. In addition income would be decreased by 472 at December 31, 2005 and increased by 2,443 and 40,087 at December 31, 2004 and 2003, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.4. Loan loss reserve

The Bank provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory general provisions on performing loans, which serves to cover inherent loan losses for which specific provisions have not been made (see Note 3.5.5.).

U.S GAAP requires that an allowance for loan losses be maintained to cover estimated losses inherent in the loan portfolio. Under this concept, the specific allowances identified for individual loans or pools of loans are supplemented by an amount provided for inherent loan losses estimated to have been incurred but which are not identified based on individual loan reviews. The amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors.

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 17.4.1, 17.4.2, 17.4.3 and 17.4.4.

The following table discloses the amounts required by SFAS No. 114, as of December 31, 2005, 2004 and 2003:

	Fiscal year ended December 31,

	2005	2004	2003

—Total amount of loans considered as impaired	990,854	1,068,695	1,855,435
Amount of loans considered as impaired for which there is a related allowance for
credit losses	990,854	1,068,695	1,820,799
Amount of loans considered as impaired for which there is no related allowance for
credit losses	-	-	34,636
—Reserves allocated to impaired loans	297,667	363,685	753,729
—Average balance of impaired loans during the fiscal year	1,033,864	1,201,999	2,009,021

Under US GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Balance at the beginning of the fiscal year	340,402	799,011	1,772,176
Provision for loan losses	102,251	24,908	328,823
Charge-offs	(158,326)	(483,517)	(1,290,552)
Monetary gain generated on allowances	-	-	(11,436)

Balance at the end of the fiscal year	284,327	340,402	799,011

17.4.1. Interest recognition—non accrual loans

The method applied to recognize income on loans is described in Note 3.5.6.

Additionally, the Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance. It allowances in its whole when the Bank determining the reserve for credit losses. U.S. GAAP requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for non-accrual loans. U.S. GAAP requires that if the collectibility of the principal of the nonaccrual loan is in doubt, cash payments should be applied to reduce the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

17.4.2. Impaired loans—Non-Financial Private Sector and residents abroad

Effective July 1, 1995, the Bank adopted SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” for computing U.S. GAAP adjustments. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 500 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. SFAS No. 118 amends the income recognition provisions that had been included in SFAS No. 114.

Had US GAAP been applied, the Bank’s assets would be increased by 49,569 and 37,601 at December 31, 2005 and 2004 respectively and decreased by 10,830 at December 31, 2003. On the other hand, the income would be increased by 11,968 and 48,431 at December 31, 2005 and 2004, respectively, and decreased by 10,830 at December 31, 2003.

17.4.3. Federal Government Secured Loans

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

As provided for in BCRA Communication “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap.

As of December 31, 2001, the above-mentioned debt swap is subject to the provisions of SFAS No. 115, “Accounting for certain investments in debt securities”. According to SFAS No. 115 a non-temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. Once this impairment is recognized in the accounting, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank considered the mentioned value plus the related CER adjustment accrued.

As of December 31, 2005, 2004 and 2003 the values calculated as mentioned in the above paragraph were converted into pesos. The income for the years ended December 31, 2004 and 2003 reflects mainly the interest accretion, allowances recovery recorded under BCRA rules (loss), and the effect of the incorporation of new secured loans (loss). The income for the year ended December 31, 2005 reflects mainly the revenues produced for the sale of an important part of the stock of these assets effected during the year then ended at market values significantly higher to those recorded in accordance with US GAAP, and by the interest accretion of the loans in stock.

The effects of adjustments required to state such amounts in accordance with US GAAP would be decreased assets by 909,500, 1,821,800 and 2,005,492 at December 31, 2005, 2004 and 2003 respectively. On the other hand, the income for the year ended December 31, 2005 and 2004 would be increased by 912,300 and 183,692 and the income for the years ended December 31, 2003 would be decreased by 288,999. Additionally, see Note 17.18.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.4.4. Loans—Non-Financial Provincial Governmental Sector and other governmental sector agencies

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

The originally conditions of these assets were modified too under the terms of the “pesification” system.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. During the second six-month period of 2003, the Bank received the mentioned securities in swap, i.e. Secured Bonds due in 2018. (see Note 17.5.1.).

As fully explained in Note 3.5.3., on December 31, 2005, the process of swap of Provincial Development Trust Fund Corporate Bonds is in the final phase of the restructuring process for which the Bank will receive BOGAR 2020.

Considering the issues mentioned above, an impairment does affect such credit facilities and a loss must therefore be recorded according to US GAAP for the difference between their accounting value and the expected value of their future cash flows.

The effects of adjustments required to state these amounts in accordance with US GAAP would be decreased assets by 149,012, 175,310 and 328,608 at December 31, 2005, 2004 and 2003, respectively. On the other hand, income for the years ended December 31, 2005, 2004 and 2003 would be increased by 26,298, 153,298 and 381,056 — effect of recovering of allowances for loans losses of 375,837 and a monetary gain from these allowances by 5,219 (inflation effect) — , respectively. It should be noted that the increase in the income for the year ended December 31, 2003 is originated in the above — mentioned swap (see additionally Note 17.5.2, decreased in the income for the same year).

17.5. Government and private securities valuation

17.5.1. Government securities—Available for sale

At December 31, 2003 the Bank swapped provincial public debt into Secured Bond due in 2018. The face value of the loans and securities swapped amounted to 1,010,210. At December 31, 2005, as a result of the Government’s debt restructuring, the Bank received for the defaulted portfolio Dollar denominated Discount bonds amounted to US$26,083, and Peso denominated Discount bonds amounted to Ps.146,818.

According to US GAAP, the Bank decided to classify Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. This valuation criteria differ from BCRA rules, as described in Note 3.5.2.

Had US GAAP been applied, the Bank’s assets would be decreased 173,002, 460,087 and 821,375 at December 31, 2005, 2004 and 2003, respectively.

On the other hand, the income for the year ended December 31, 2005 and 2004 would be increased by 383,305 and 167,307 and the income for the year ended December 31, 2003 would be decreased by 378,462, respectively.

Additionally, see Note 17.18.

The amortized cost and fair value of Government Securities available for sale as of December 31, 2005 are as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

	Amortized Cost	Gross Unrealized Loss	Fair Value	Number of Positions
Government Securities	330,316	(10,194)	320,122	3

17.5.2. Government and private securities—Trading Account

Under US GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (see Note 3.5.2.). Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value the securities for accounting purposes.

Had US GAAP been applied, the Banks assets would be increased by 4,525 at December 31, 2005 and decreased by 7,922 and 372,245 at December 31, 2004 and 2003, respectively. On the other hand, the income for the year ended December 31, 2005, 2004 and 2003 would be increased by 12,447, 364,323 and 542,743, respectively.

17.6. Gain contingencies

I) Constitutional protection actions

At December 31, 2003, as described in Note 15.2., the Bank recorded an asset for the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments as from April 2003.

SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 586,534, 739,289 and 811,557 at December 31, 2005, 2004 and 2003, respectively. On the other hand the income for the year ended December 31, 2005 and 2004 would be increased by 152,755 and 72,268, respectively, and for the year ended December 31, 2003 would be decreased by 416,444.

At December 31, 2003 the Bank recorded as an asset the difference generated by the CVS coefficient application instead of the CER. As described in Note 15.3., on June 2004 the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior year. This adjustment has not had impact under U.S. GAAP because this asset was not recognized under those policies.

II) Credilogros Compañía Financiera S.A.

At December 31, 2002 the subsidiary Credilogros Compañía Financiera S.A. presented different notes to the BCRA and to the Ministry of Economy requesting the compensation mechanism for financial institutions in consequence of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos as of December 31, 2001, calculated on the basis of certain interpretation which were different from the existing regulations. In consequence, the Entity has activated the amounts that would arise from the eventual compensation.

On 31 December 2003 and because of several adverse instances on the claim referred to above, the Entity resolved to desist thereon and booked the claimed amount as a result of the fiscal year (loss).

Had U.S. GAAP been applied, the Bank’s income for the year ended December 31, 2003 would be increased by 6,613.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.7. Investment in other companies

At December 31, 2005, 2004 and 2003, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would be decreased by 1,796 at December 31, 2005 and increased by 558 and 1,458 at December 31, 2004 and 2003, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Central Bank rules. Under US GAAP, such investments, which are non-marketable securities, would have been valued at cost. Had US GAAP been applied, the Bank’s assets would be decreased by 16,970, 13,400 and 10,029 at December 31, 2005, 2004 and 2003, respectively.

On the other hand, the income for the years ended December 31, 2005, 2004 and 2003 would be decreased by 5,924, 4,271 and 3,473, respectively, due to the effect of the differences mentioned in the preceding paragraphs.

17.8. Foreign currency translation

U.S. GAAP foreign currency translation requirements are covered by SFAS No. 52. A determination of the foreign entity’s functional currency, which is the currency of the primary economic environment in which it operates, must be made. Depending on the functional currency of the foreign entity, translations of Financial Statements are performed using a combination of current, average and historical exchange rates.

The functional currency of Banco Francés (Cayman) Ltd. is the US$. Under U.S. GAAP its Financial Statements should be translated into Pesos at the current rate for assets and liabilities and at the average exchange rate for its results of operations.

The Bank, under Central Bank rules, has translated the assets, liabilities and results amounts of Banco Francés (Cayman) Ltd. at the applicable fiscal year-end exchange rate (see Note 3.4) . Had U.S. GAAP been applied, the Bank’s income for fiscal year ended December 31, 2003 would be increased by 159,677. The comprehensive income for that year would be decreased for such amounts.

In the fiscal year ended December 31, 2004, this subsidiary was sold. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004 by 143,371. Under U.S. GAAP, the effect of the sale was not material to the Bank´s Consolidated Income Statement.

17.9. Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would be increased by 44,829, 36,073 and 33,586 at December 31, 2005, 2004 and 2003, respectively. In addition, the income for the years ended December 31, 2005, 2004 and 2003 would be decreased by 8,756, 2,487 and 1,512, respectively.

17.10. Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately 768,653 and 740,826 at December 31, 2005 and 2004, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18. ).

17.11. Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required under U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by SFAS No. 133, “Accounting for Derivated Instruments and Hedging Activities”(see Note 17.22) . Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately 84,523 and 53,347 at December 31, 2005 and 2004, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18. ).

17.12. Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders´ equity” caption. Under BCRA rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders´ equity” to the extent of the original revaluation. Under U.S. GAAP, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2005, 2004 and 2003. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

17.13. Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank´s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 80,571 and 109,704 at December 31, 2005 and 2004, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.14. Variable—income investments

Consolidar Group has variable-income investments. Under BCRA rules, these investments were valued at their face value plus the respective agreed-upon yield accrued through the fiscal year-end and, where applicable, translated at the exchange rate effective as of that date.

US GAAP require that fair value for such investments be determined by means of mathematical models such as Black-Scholes.

In the opinion of Bank’s management, the effect of such adjustment is not material at December 31, 2005, 2004 and 2003.

17.15. Pension and retirement obligations’ activities

As indicted in Note 16.20. , at December 31, 2005 and 2004, the subsidiary Consolidar AFJP S.A. manages a retirement and pension plan for an amount of 12.8 and 10.5 billion pesos, respectively.

During the period ended December 31, 2005, the Bank performed a review and recalculation for its pension and retirement obligations’ activities, as well as the amounts considered to recover for any future compensation, consequently, the Bank reconsidered the amounts previously recorded under US GAAP for such obligations.

As a result of such review, the stockholders’ equity and consolidated net income in accordance with accounting principles generally accepted in the United States of America have been restated for the year ended December 31, 2004 and 2003. Therefore, the stockholders’ equity for the periods ended December 31, 2004 and 2003 has been reduced in 172,930 and 124,670, respectively, and net income has been reduced in 48,260 and 124,670, respectively.

Additionally, for the period ended December 31, 2005 if U.S. GAAP had been applied, the stockholders’ equity would be decreased by 209,039 and net income would have been reduced by 36,109.

17.16. Fair Value of Financial Instruments

In December 1991, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS No. 107). This pronouncement became effective for fiscal years ended after December 15, 1992 and requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

SFAS No. 107 defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that both conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

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
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities
  Listed—Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2005 and 2004.

  Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.
Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2005 and 2004.

Other receivables from financial transactions
  Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2005 and 2004 of the securities to be received after the fiscal year-end.

  Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.
Deposits

As a significant portion of the Bank’s deposits as of December 31, 2005 and 2004 (almost 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Advances requested from the BCRA

As from December 31, 2004 fair value is estimated by discounting future cash flows of the Federal Government Guaranteed Loans—Decree No. 1387/01, given in guarantee to the BCRA.

Subordinated corporate bonds

As of December 31, 2005 and 2004, non-subordinated and subordinated corporate bonds have a remaining maturity of under one year and/or with variable rates, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 16.19.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2005 and 2004 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2005 and 2004:

	December 31,

	2005		2004 (3)

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets
Cash and due from banks	1,611,506	1,611,506	1,666,617	1,666,617
Government and private securities (1)	3,504,311	3,309,544	2,476,948	1,999,718
Loans (2)	8,481,476	8,349,742	9,268,723	8,182,892
Other receivables from financial transactions	831,450	831,450	975,241	971,853
Assets subject to financial leasing	130,165	130,165	58,576	58,576
Investments in other companies	50,297	50,297	47,425	47,425

	14,609,205	14,282,704	14,493,530	12,927,081

Financial liabilities
Deposits	10,613,086	10,613,086	8,993,780	8,993,780
Other liabilities from financial transactions	1,244,795	1,244,569	3,274,387	3,080,458
Subordinated Corporate Bonds	-	-	60,307	68,077

	11,857,881	11,857,655	12,328,474	12,142,315

(1)	Includes the effect described in Note 17.5.
(2)	Includes the effects described in Notes 17.4.2., 17.4.3. and 17.4.4.
(3)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18.).

17.17. Goodwill

  On May 4, 1998, the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with nominal value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under U.S. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with US GAAP would be increased assets by 254,882 at December 31, 2005, 2004 and 2003.

  On May 13, 1999, BBVA (majority owner of BF) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120 month-period). Under US GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had US GAAP been applied, the Bank’s assets would be increased by 29,236, 22,607 and 15,977 thousand at December 31, 2005, 2004 and 2003, respectively. Additionally, the income would be increased by 6,629, 6,630 and 6,628 for the years ended December 31, 2005, 2004 and 2003.

  SFAS No. 142 requires, effective January 1, 2002, that goodwill are no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the US GAAP goodwill. Had US GAAP been applied, the Bank’s assets would be decreased by 309,577 as of December 31,

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

2005, 2004 and 2003 respectively. On the other hand, the income for the year ended December 31, 2003 would be increased by 3,297.

17.18. Transfers and servicing of financial Assets and Extinguishment of Liabilities

In June 1996, the FASB issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, as amended by SFAS No. 127 “Deferral of the Effective Date of Certain Provisions of SFAS No. 125”. SFAS No. 125 as subsequently amended by SFAS No. 140, establishes a criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. This statement also establishes accounting requirements for pledged collateral.

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

In August 2004, the Bank swapped Secured Bonds due in 2018 in the framework of Swap II of Deposits for Government Bonds. This swap generated, in accordance with US GAAP, gains on extinguishments of deposit liabilities in the income for the year ended December, 31 2004 for 107,955.

17.19. Earnings Per Share

In February 1997, the FASB issued Statement No. 128, “Earnings Per Share”, which is effective for interim financial information and annual Financial Statements with periods ending after December 15, 1997. SFAS No. 128 supersedes APB 15 and its interpretations. It applies to companies with publicly traded common stock or potential common stock and establishes a new methodology for reporting earnings per share (EPS). It requires that entities with simple capital structures present basic per share amounts for income for continuing operations and net income on the face of the income statement. All other entities subject to SFAS No. 128 must present basic and diluted per-share amounts for income from continuing operations and net income on the face of the income statement, regardless of the magnitude of their difference.

The adoption of this accounting disclosure is shown in Note 17.25.

17.20. Reporting on Comprenhensive Income (loss)

SFAS No. 130 “Reporting on Comprenhensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. This statement, which is effective for fiscal years beginning after December 15, 1997, requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other Financial Statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Notes 17.26. and 17.27.

17.21. Employer’s disclosures about pensions and other postretirement benefits

SFAS No. 132 “Employers Disclosures about Pensions and Other Postretirement Benefits”. This Statement, which is effective for fiscal years beginning after December 15, 1997, revises employers disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87 “Employers Accounting for Pensions”, No. 88 “Employers Accounting for settlements and Curtalilments of Defined Benefit

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

Pension Plans and for Termination Benefits” and No. 106 “Employers Accounting for Postretirement Benefits Other Than Pensions”, were issued. The Statement suggests combined formats for presentation of pension and other postretirement benefit disclosures. The Banco Francés Group gives to certain executives, with role at corporate level, the possibility to access into defined contribution pension plan. This adjustment has not had impact under U.S. GAAP. (see Note 16.16.).

17.22. Accounting for Derivative Instruments and Hedging Activities

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement as subsequently amended by SFAS No. 137, 138 and 149 is required to be adopted for reporting under U.S. generally accepted accounting principles for all fiscal years beginning after June 15, 2000.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

Among other provisions, SFAS No. 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness and all hedge ineffectiveness is required to be reported currently in computation of net income. SFAS No. 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS No. 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and requires that such derivatives be reported at fair value.

In Note 16.19., it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Note 3.5.8. Management believes that the effect of the application of this accounting requirement does not have a material impact on the Bank consolidated financial condition or results of operations.

17.23. Foreign exchange difference

As a result of the sale of Banco Francés (Cayman) Ltd. during the year ended December 31, 2004, as described in Note 1.5., 200,000 of the negative result of the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholder’s equity.

17.24. Technical Commitments

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with de accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 3.5.21. and 6.).

The effects of adjustments required to state such amounts in accordance with U.S. GAAP would be decreased liabilities by 10,114 at December 31, 2005 and would be increased liabilities by 36,783 and 41,357 at December 31, 2004 and 2003, respectively. On the other hand, income for the years ended December 31, 2005 and 2004 would be increased by 46,897 and 4,574, respectively and would be decreased by 41,357 at December 31, 2003.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.25. Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would be required if U.S. GAAP had been applied instead of Central Bank rules:

		Consolidated Net Income Years ended December 31,

	Ref.	2005	2004		2003

Net income as stated		117,204	(54,046)	(2)	(350,328)	(2)
Deferred taxes	17.1	(347,458)	4,526	(2)	288,169
Allowances on deferred tax assets	17.1	366,801	509,158		104,287
Tax on minimum presumed income	17.1	(1,003)	62,642	(2)	(66,457)	(2)
Loan origination and issuance credit card’s fees	17.2	(2,270)	(9,698)		19,282
Intangible assets	17.3	(472)	2,443	(2)	40,087	(2)
Non Financial Private Sector and residents abroad loans	17.4.2	11,968	48,431		(10,830)
Federal Government secured loans	17.4.3	912,300	183,692		(288,999)
Provincial Government loans	17.4.4	26,298	153,298		381,056
Government securities	17.5	395,752	531,630		164,281
Gain contingencies	17.6	152,755	72,268		(409,831)	(2)
Investment in other companies	17.7	(5,924)	(4,271)		(3,473)
Foreign currency translation to reporting
currency (Argentine Peso)	17.8	—	143,371		159,677
Vacation expense	17.9	(8,756)	(2,487)		(1,512)
Pension and retirement obligations’ activities	17.15	(36,109)	(48,260)	(3)	(124,670)	(3)
Goodwill Amortization	17.17	6,629	6,630		6,628
Impairment on goodwill	17.17	—	—		3,297
Gain on extinguishment of liabilities	17.18	—	3,618		104,337
Unrealized valuation difference	17.23	—	(200,000)		—
Technical Commitments	17.24	46,897	4,574		(41,357)

Approximated net income / (loss) in accordance with U.S. GAAP		1,634,612	1,407,519		(26,356)

Approximated net income / (loss) per share in accordance with U.S. GAAP (1)		3.47	3.65		(0.07)
Weighted average number of shares Outstanding (in thousands)		471,361	385,334		368,128

(1)	See Note 17.19.
(2)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).
(3)	Restated from its original version to apply the adjustments required by US GAAP to prior years’ income to these Consolidated Financial Statements (see Note 17.15.).

		Consolidated Stockholders’ Equity Years ended December 31,

	Ref.	2005	2004		2003

Stockholders’ equity as stated		1,801,547	1,684,343	(1)	1,573,977	(1)
Deferred taxes	17.1	1,342,468	1,656,249	(1)	1,681,832
Allowances on deferred tax assets	17.1	(805,873)	(1,172,674)		(1,681,832)
Tax on minimum presumed income	17.1	—	1,003	(1)	(61,639)	(1)
Loan origination and issuance credit card’s fees	17.2	(23,051)	(20,781)		(11,083)
Intangible assets	17.3	(16,890)	(16,418)	(1)	(18,861)	(1)
Non Financial Private Sector and residents abroad loans	17.4.2	49,569	37,601		(10,830)
Federal Government secured loans	17.4.3	(909,500)	(1,821,800)		(2,005,492)
Provincial Government loans	17.4.4	(149,012)	(175,310)		(328,608)
Government securities	17.5	(168,477)	(468,009)		(1,193,620)
Gain contingencies	17.6	(586,534)	(739,289)		(811,557)	(1)
Investment in other companies	17.7	(18,766)	(12,842)		(8,571)
Vacation expense	17.9	(44,829)	(36,073)		(33,586)
Pension and retirement obligations’ activities	17.15	(209,039)	(172,930)	(2)	(124,670)	(2)
Goodwill	17.17	(25,459)	(32,088)		(38,718)
Gain on extinguishment of liabilities	17.18	—	—		104,337
Technical Commitments	17.24	10,114	(36,783)		(41,357)

Approximated consolidated Stockholder’s (deficit) equity in
accordance with U.S. GAAP		246,268	(1,325,801)		(3,010,278)

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).
(2)	Restated from its original version to apply the adjustments required by US GAAP to prior years’ income to these Consolidated Financial Statements (see Note 17.15.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

     Had US GAAP been applied, the amounts of the assets and liabilities would be as follows:

	For the fiscal years ended December 31,

	2005	2004(1)(2)	2003(1)(2)

Assets	15,421,682	14,069,122	12,440,507
Liabilities	15,175,414	15,394,923	15,450,785

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).
(2)	Restated from its original version to apply the adjustments required by US GAAP to prior years’ income to these Consolidated Financial Statements (see Note 17.15.).

17.26.  The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Central Bank format:

	Consolidated Net Income Year ended December 31,

	2005	2004(2)	2003(2)

Financial income	2,113,219	1,640,306	2,249,498
Financial expenses	(608,949)	(458,360)	(1,711,293)
Allowances for doubtful loans	(102,659)	(3,571)	(422,251)
Service charge income	721,510	574,606	483,943
Service charge expenses	(77,764)	(54,829)	(49,594)
Operating expenses	(781,067)	(670,064)	(667,631)
Net Monetary loss	-	-	(1,091)
Other income	1,187,397	1,640,769	1,677,721
Other expenses	(670,751)	(1,198,765)	(1,672,273)

Income before income tax	1,780,936	1,470,092	(112,971)
Income tax	(124,170)	(72,573)	(76,862)

Net income	1,656,766	1,397,519	(189,833)

Gain / (loss) on minority interest in subsidiaries	(22,154)	10,000	163,477

Total consolidated income	1,634,612	1,407,519	(26,356)

Comprehensive income
Net income / (loss) in accordance with US GAAP	1,634,612	1,407,519	(26,356)

Other comprehensive income / (loss), net of tax (1) (3)	(62,543)	(87,454)	(159,677)

Comprehensive net income / (loss) in accordance with US GAAP	1,572,069	1,320,065	(186,033)

(1)	See Note 17.27.
(2)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.5.18.).
(3)	The minority interest represents the effect of the US GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.27. Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2005, 2004 and 2003:

Tax effects on Other Comprehensive Income/(Loss)

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003

	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Foreign currency translation Adjustments	—	—	—	(143,371)	—	(143,371)	(159,677)	—	(159,677)
Unrealized gains/(losses) on Securities:	(96,220)	33,677	(62,543)	86,026	(30,109)	55,917	—	—	—

Other comprehensive income gain / (loss)	(96,220)	33,677	(62,543)	(57,345)	(30,109)	(87,454)	(159,677)	—	(159,677)

Accumulated other comprehensive income / (loss) balances

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003

	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income (loss)	Foreign Currency Items	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income (loss)	Foreign Currency tems	Unrealized Gains/ (losses) on securities	Accumulated Other Comprehensive Income (loss)

Beginning balance	—	55,917	55,917	143,371	—	143,371	303,048	—	303,048
Current-fiscal year change	—	(62,543)	(62,543)	(143,371)	55,917	(87,454)	(159,677)	—	(159,677)

Ending balance	—	(6,626)	(6,626)	—	55,917	55,917	143,371	—	143,371

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.28. Cash flows information

For purposes of the accompanying statement of cash flows the Bank considers cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of inflation from operating, investing and financing activities and the effect of exchange rate changes on cash.

	December 31, 2005	December 31, 2004	December 31, 2003

Cash and cash equivalents at the end of the fiscal year	1,611,506	1,666,617	1,639,154
Cash and cash equivalents at beginning of the fiscal year	1,666,617	1,639,154	1,050,636

Subtotal	(55,111)	27,463	588,518
Reversal of inflation restatement of cash and cash equivalents	-	-	7,726

(Decrease) / increase in cash and cash equivalents	(55,111)	27,463	596,244

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provide by / (used in) operating activities	467,876	723,645	(942,695)
Cash used in / (provided by) investing activities	534,780	824,038	(412,928)
Cash provided by financing activities	23,619	136,218	1,091,709
Effect of exchange rate changes on cash	11,826	8,362	(34,302)

(Decrease) / increase in cash and cash equivalents	(55,111)	27,463	596,244

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS No. 95 “Statement of Cash Flows”:

	Year ended December 31,

	2005	2004		2003

Net gain / (loss) for the fiscal year	117,204	(54,046)	(1)	(350,328)	(1)
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	312,298	298,328	(1)	315,230	(1)
Provision for loan losses and special reserves, net of reversals	513,160	170,561		(78,555)	(1)
Net income from government and private securities	(209,438)	(182,183)		(179,667)
Foreign exchange differences	(72,942)	(76,943)		(1,059)
Minority interests in subsidiaries	17,151	12,901	(1)	(4,844)	(1)
Deferred taxes	50,917	120,150	(1)	189,232	(1)
Equity (loss) of unconsolidated subsidiaries	(2,870)	(20,029)	(1)	(2,819)	(1)
Monetary loss generated on cash and due from banks	-	-		7,709
Net (increase) / decrease in interest receivable and payable and other
accrued income and expenses	(257,604)	454,996	(1)	(840,894)	(1)

Net cash provided by / (used in) operating activities	467,876	723,645		(945,995)

(1)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.5.18.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

17.29. New accounting pronouncements (U.S. GAAP)

a) Accounting Changes and Error Corrections

In May, 2005, the FASB issued Statement No. 154 “Accounting Changes and Error Corrections” (a replacement of APB Opinion No. 20 and FASB Statement No. 3).

This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

This statement requires retrospective application to prior periods Financial Statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the IASB.

b) Accounting for Certain Hybrid Financial Instruments

In February, 2006, the FASB issued Statement No. 155 “Accounting for Certain Hybrid Financial Instruments” (amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”).

This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement:

  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133.

  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

  Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

  Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The Company does not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on the Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

c) Accounting for Servicing of Financial Assets

In March, 2006, the FASB issued Statement No. 156 “Accounting for Servicing of Financial Assets” (amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), with respect to the accounting for separately recognized servicing assets and servicing liabilities.

This Statement:

•	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:

	-	A transfer of the servicer’s financial assets that meets the requirements for sale accounting.

	-	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

	-	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.

•	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

•	Permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

	-	Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of

	-	Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

•	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

•	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

The Company does not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on the Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

NOTE 18—SUBSEQUENT EVENTS

a)	On March 10, 2006 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for a total amount of 27,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to $0.05728 per share.

On April 27, 2006 at the Bank’s General Annual and Special Shareholders’ Meeting, it was announced that such distribution is subject to the following two conditions:

• Express authorization of the Argentine Central Bank as per Communication “A” 4152 dated June 3, 2004; and

• Exemption for the holders of the Corporate Bonds Program Series 15 issued on November 26, 2003.

On April 27, 2006 the Argentine Central Bank issued an authorization to this Bank for the payment of dividends in cash.

On May 5, 2006, the Meeting of Bondholders of the Corporate Bonds Program Series 15 issued on November 26, 2003, held on second call, resolved to grant this Bank exemption from the prohibition to distribute dividends in cash, which had been included in the terms and conditions of such Series.

On June 2, 2006, the payment of dividends in cash was effected.

b)	As of May 31, 2006 the restructuration process of the Provincial Development Trust Fund has successfully ended and the Bank swapped this debt receiving Secured Bonds due 2020.

Exhibit I
BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
LEGAL ACTIONS – CONSTITUTIONAL PROTECTION ACTIONS
For the fiscal years ended December 31, 2005, 2004 and 2003
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

The Supreme Court of Justice (CSJN) has handed down the following decisions in relation to the claims filed as a result of the emergency situation above described:

  On March 5,2003, on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, the Banco de la Nación Argentina and the BCRA declaring to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange.

  On July 13, 2004, in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market.

  On September 14, 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionality of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency.

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

On February 3, 2004, the ABA, which groups all national banks of foreign-capital, filed with the Ministry of Economy a request for compensation of the exchange gain/loss resulting from compliance with judicial injunctions related to constitutional protection actions commenced by holders of deposits denominated in US Dollars prior to the alteration of the convertibility regime. The Bank has consented to such filing.

As of the date hereof, BBVA Banco Francés S.A. continues to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. (which are, in terms of volume and impact, substantially lower than in prior years). The Bank estimates that it shall not receive new claims implying a significant adverse effect on its balance sheets. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

Exhibit I (cont.)
BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
LEGAL ACTIONS – CONSTITUTIONAL PROTECTION ACTIONS
For the fiscal years ended December 31, 2005, 2004 and 2003
Stated in thousands of Pesos

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

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree No. 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of December 31, 2005 and 2004, BF records 565,352 and 739,289, respectively (after deducting the accumulated amortization for 554,036 and 335,827 as of December 31, 2005 and 2004, respectively), in the Intangible Assets item, Organization and Development Expenses account.

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

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A.

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A.

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification