Form 20-F
period 2006-12-31
BBVA BANCO FRANCES SA
filed 2007-05-16
CIK 913059

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. o  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)~~,~~ and (2) has been subject to such filing requirements for the past 90 days: ☒  Yes  ☐  No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐        Accelerated filer ☒        Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow: ☐  Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  o  Yes  ☒  No

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	Changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina“) or changes in general economic or business conditions in Latin America;

▪	Changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

▪	Increased costs and decreased income related to macroeconomic variables such us exchange rates and the Consumer Price Index (“CPI”);

▪	Unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

▪	The factors discussed under “Risk Factors”.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2006	2005	2004
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary (2)	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary (2)	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary (1)		X	X
Atuel Fideicomisos S.A. and subsidiary	X	X	X

(1)
The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005 (see Note 1.4. to the Consolidated Financial Statements).

(2)	In December 2005, both Consolidar Compañía de Seguros de Vida S.A. and Consolidar Compañía de Seguros de Retiro S.A., sold theirs entire equity interest in Consolidar Comercializadora S.A.

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float, and as of May 10, 2007 traded at approximately Ps.3.0795 per US$1.0. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2002.

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

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, Consolidated Financial Statements, and related notes. The selected financial data for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factor Related to Banco Francés”.

	For the Fiscal Year Ended December 31,
	2006	2005	2004(9)	2003(9)	2002(9)(10)
	(in thousands of pesos)(1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	1,936,404	1,654,152	1,154,825	1,883,236	5,664,274
Financial expenses	(568,345)	(608,949)	(458,360)	(1,711,293)	(4,612,425)
Gross intermediation margin	1,368,059	1,045,203	696,465	171,943	1,051,849
Provision for loan losses	(70,125)	(114,628)	(52,002)	(77,506)	(655,395)
Service charge income	915,875	721,167	584,913	457,778	548,764
Service charge expenses	(110,199)	(77,764)	(54,829)	(49,594)	(58,031)
Operating expenses	(927,404)	(775,835)	(679,829)	(711,407)	(869,188)
(Net other expenses) / Net other income	(885,473)	(645,076)	(458,764)	43,937	(787,126)
Income / (Loss) before income tax	290,733	153,067	35,954	(164,849)	(769,127)
Income tax	(71,680)	(18,712)	(77,099)	(189,232)	(8,976)
Monetary loss	—	—	—	(1,091)	(616,475)
Net income / (loss)	219,053	134,355	(41,145)	(355,172)	(1,394,578)
Net (loss) / income on minority interests in subsidiaries	(39,016)	(17,151)	(12,901)	4,844	60,069
Final consolidated income / (loss)	180,037	117,204	(54,046)	(350,328)	(1,334,509)

Net operating revenue (3)	2,173,735	1,688,606	1,226,549	580,127	1,542,582
Operating income (4)	1,176,206	798,143	494,718	(208,786)	17,999

Net income / (loss) per ordinary shares (2) (11)	0.38	0.25	(0.14)	(0.95)	(4.84)
Net income / (loss) per ADS (2) (11)	1.14	0.75	(0.42)	(2.85)	(14.52)
Cash dividends per ordinary share (11)	0.19093	0.05728	—	—	—
Cash dividends per ADS (11)	0.57279	0.17184	—	—	—
Net operating income per ordinary shares (2) (11)	2.50	1.69	1.28	(0.57)	0.07
Net operating income per ADS (2) (11)	7.50	5.07	3.84	(1.71)	0.21
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	385,334	368,128	275,672

Net income / (loss) per ordinary shares (2) (12)	0.38	0.25	(0.13)	(0.95)	(4.62)
Net income / (loss) per ADS (2) (12)	1.14	0.75	(0.39)	(2.85)	(13.86)
Cash dividends per ordinary share (12)	0.19093	0.05728	—	—	—
Cash dividends per ADS (12)	0.57279	0.17184	—	—	—
Net operating income per ordinary shares (2) (12)	2.50	1.69	1.18	(0.57)	0.06
Net operating income per ADS (2) (12)	7.50	5.07	3.54	(1.71)	0.18
Average ordinary shares outstanding (000s) primary (12)	471,361	471,361	419,745	368,128	288,880

Amounts in accordance with U.S. GAAP:
Net income / (loss) (13)	977,543	1,634,612	1,407,519	(26,356)	(2,922,578)

Net income / (loss) per ordinary share (2) (11)	2.07	3.47	3.65	(0.07)	(10.60)
Net income / (loss) per ADS (2) (11)	6.21	10.41	10.95	(0.21)	(31.80)
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	385,334	368,128	275,672

Net income / (loss) per ordinary share (2) (12)	2.07	3.47	3.35	(0.07)	(10.12)
Net income / (loss) per ADS (2) (12)	6.21	10.41	10.05	(0.21)	(30.36)
Average ordinary shares outstanding (000s) primary (12)	471,361	471,361	419,745	368,128	288,880

For the Fiscal Year Ended December 31,
2006	2005	2004(9)	2003(9)	2002(9)(10)
(in thousands of pesos)(1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	2,558,484	1,611,506	1,666,617	1,639,154	1,050,636
Government and private securities	4,372,032	3,504,311	2,476,948	3,042,451	2,239,859
Loans, net of allowances	9,534,183	8,481,476	9,268,723	8,336,352	9,283,971
Other assets	2,369,930	2,386,455	2,629,384	3,339,882	3,588,352
Total assets	18,834,629	15,983,748	16,041,672	16,357,839	16,162,818

Deposits	12,505,756	10,613,086	8,993,780	8,078,216	6,921,468
Other liabilities and minority interest in subsidiaries	4,374,289	3,569,115	5,363,549	6,705,646	7,317,045
Total liabilities and minority interest in subsidiaries	16,880,045	14,182,201	14,357,329	14,783,862	14,238,513

Capital stock	471,361	471,361	471,361	368,128	368,128
Issuance premiums	175,132	175,132	1,195,390	934,211	934,211
Adjustments to stockholders’ equity	312,979	312,979	769,904	769,904	769,904
Retained earnings	465,317	428,698	430,500	430,500	430,500
Unrealized valuation difference	—	230,282	230,282	430,282	430,282
Unappropriated earnings	529,795	183,095	(1,413,094)	(1,359,048)	(1,008,720)
Total stockholders’ equity	1,954,584	1,801,547	1,684,343	1,573,977	1,924,305

Amounts in accordance with U.S. GAAP
Total assets	19,230,659	15,421,682	14,069,122	12,440,507	12,467,287
Total stockholders’ equity	1,219,846	246,268	(1,325,801)	(3,010,278)	(2,824,245)

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	1.03%	0.73%	(0.33)%	(2.15)%	(6.93)%
Return on average stockholders’ equity (6)	9.59%	6.72%	(3.32)%	(20.03)%	(67.13)%
Services charge income as a percentage of operating expenses	98.76%	92.95%	86.04%	64.35%	63.14%
Operating expenses as a percentage of average total assets (7)	5.33%	4.85%	4.20%	4.38%	4.51%

Capital
Stockholders’ equity as a percentage of total assets	10.38%	11.27%	10.50%	9.62%	11.91%
Total liabilities as a multiple of stockholders’ equity	8.64	x	7.87	x	8.52	x	9.39	x	7.40	x

Credit Quality
Allowances for loan losses as a percentage of total loans	1.72%	2.13%	2.14%	5.22%	10.27%
Non-performing loans as a percentage of gross loans (8)	0.82%	1.08%	1.11%	6.66%	11.19%
Allowances for loan losses as a percentage of non-performing loans (8)	209.20%	197.80%	192.79%	78.39%	91.79%

(1)	Except per-share and per-ADS data and financial ratios.
(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Includes: financial income, financial expenses, service charge income and service charge expenses.
(4)	Includes: financial income, financial expenses, provision for loan losses, services charge income, service charge expenses and operating expenses.
(5)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)	Non-performing loans include all loans to borrowers classified as “problem”, “deficient servicing”, “high insolvency risk”, “difficult recovery”, “irrecoverable” and “irrecoverable for technical decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.
(9)
Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.4.18. to our Consolidated Financial Statements).

(10)	The Financial Statements for the fiscal year ended December 31, 2002 was restated in the February 28, 2003 currency by applying the adjustment rate derived from the internal WPI published by INDEC.
(11)	The average ordinary shares outstanding was computed as the average of the previous twelve months.
(12)	The average ordinary shares outstanding was computed as the average of fiscal-year-beginning and fiscal-year-ended.

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

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS
	Ps.(1)	US$	Ps.(1)	US$
December 31, 2006 (3) (2)	0.19093	0.58816	0.57279	1.76448
December 31, 2005 (3) (2)	0.05728	0.17619	0.17184	0.52858
December 31, 2004 (3)	—	—	—	—
December 31, 2003 (3)	—	—	—	—
December 31, 2002 (3)	—	—	—	—

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Financial Information – Dividends”.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High		Low		Average (1)
April 2007 (2)	Ps.	3.1008	Ps.	3.0808	Ps.	3.0891
March 2007 (2)	Ps.	3.1060	Ps.	3.0963	Ps.	3.1010
February 2007 (2)	Ps.	3.1058	Ps.	3.0975	Ps.	3.1026
January 2007 (2)	Ps.	3.1068	Ps.	3.0553	Ps.	3.0850
2006 (2)	Ps.	3.1072	Ps.	3.0305	Ps.	3.0741
December 2006 (2)	Ps.	3.0792	Ps.	3.0492	Ps.	3.0603
November 2006 (2)	Ps.	3.0887	Ps.	3.0680	Ps.	3.0757
2005 (2)	Ps.	3.0523	Ps.	2.8592	Ps.	2.9232
2004 (2)	Ps.	3.0718	Ps.	2.8037	Ps.	2.9415
2003 (2)	Ps.	3.3625	Ps.	2.7485	Ps.	2.9493
2002 (2)	Ps.	3.8675	Ps.	1.0000	Ps.	2.9793

(1)	The average of monthly average rates during the period.
(2)	Source: Central Bank.

The exchange rate on May 10, 2007 was Ps.3.0795 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2006 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 207.95% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002
Devaluation Rate	1.25%	1.94%	1.39%	(12.71)%	236.00%
Exchange Rate	3.0695	3.0315	2.9738	2.9330	3.3600
Inflation Rate (1)	7.17%	10.59%	7.92%	1.84%	118.21%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Commencing with the last quarter of 2001 our country experienced an economic and political crisis, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. This crisis was also marked by a significant decrease in banking deposit levels, high interest rates, a significant decline in the demand of products and services, and a substantial increase in unemployment. These conditions had an adverse effect on Banco Francés’s financial condition and results of operations, but currently, and after a strong economy comeback, the Bank is in a steady recovery process, but no assurance can be given that this trend will continue.

In this context, on May 25, 2003, Néstor Kirchner became the new President of Argentina, for a term that is scheduled to expire on December 10, 2007. Since 2003, there has been a favorable evolution in the Argentine economy, ending the economic recession that lasted over four years. The following economic indicators are worth mentioning:

i) GDP increased by 8.8%, 9.0%, 9.2%, and 8.5% during 2003, 2004, 2005 and 2006 respectively;

ii) Unemployment rate declined from 20.7% to 8.7% between the 4th quarters of 2002 and 2006;

iii) Total deposits in the financial system grew approximately 137% between December 2002 and December 2006;

iv) The foreign exchange rate after the initial depreciation has remained relatively stable at around 3 pesos per dollar, ending 2006 at 3.069 pesos per dollar;

v) A marked increase in the market value of Government securities;

vi) The restructuring of the Argentine Sovereign Debt completed in June 2005 with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of US$62.3 billion.

vii) A considerable increase of the primary balance by 2.5%, 3.9%, 3.7% and 3.5% of the GDP during 2003, 2004, 2005 and 2006 respectively.

Although the economic policies implemented by the Kirchner administration have succeeded in the short and mid-terms, there still remain major issues to be resolved, such as contracts with privatized public utilities and continuing default with respect to the pre-existing sovereign debt of the Argentine government that did not participate in the government’s exchange offer consummated in June 2005 (for more information regarding the restructuring of Argentina’s sovereign debt please see risk factor “The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance”).

Five years have elapsed since the beginning of the crisis in Argentina’s financial system, and despite encouraging developments in the Argentine economy, such as the stabilization of economic variables, there are still a considerable number of macroeconomic and political issues that affect the complete normalization and may have an adverse effect on the banking system and the economy as a whole.

The devaluation of the peso and other economic measures adopted by previous governments, and sustained by the current Government, have stimulated economic growth. After a period of high recession and contraction of the economy, the ceasing of payments of Argentina’s debts, the devaluation of the “peso”, and the increase of poverty, Argentina was able to reverse the negative trends and resume growth.

In the event the Argentine government is unable to implement suitable political measures necessary to transform the actual growth of the argentine economy into a long term process there is a risk of the possible reappearance of political and economic turmoil. This could have a material and adverse effect of the argentine economy, including the financial system.

A considerable increase of the inflation rate could negatively affect the argentine economy in general, including the access to the long term financing market.

The gradual closing of the output gap, together with specific price adjustments of certain regulated and semi-regulated goods and services, contributed to registering 6.1% retail inflation in 2004. The inflation accelerated further, increasing to 12.3% in 2005 and 9.8% in 2006. In the event of a scenario of high inflation rates, the argentine market could be severely weakened in relation to international markets by eroding the effects of the devaluation of the peso, which could in turn have a negative effect in the economy activity levels and employment. Moreover, a high inflation rate could undermine confidence in the Argentine financial system in general, and this would negatively affect the business volume of banks, including Banco Francés, and could potentially hinder loan activities.

A considerable decrease of the primary balance could negatively affect the Argentine Economy in general, and the access to international long term financing markets in particular.

Commencing in 2005, primary expenditure started to increase more abruptly than public income. Thus, the primary balance of the public non financial sector has reduced from a 3.9% of the GDP in 2004, to a 3.5% of the GDP in 2006. Moreover, the primary balance could be negatively affected in the future in the event the level of public expenditure is increased due to provisional debts, financial assistance to the provinces with economic problems, and the granting of subsidies to several economic activities.

Consequently, the decrease in the primary balance due to the increase of primary expenditure could negatively affect the future capacity of the government to access the long term financing markets.

The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance.

The Argentine debt exchange offer closed on February 25, 2005. On March 18 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of US$62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totalled approximately US$20 billion, which creates uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer and attempted to attach the tendered bonds. Some of these bondholders have legal actions against the Argentine government, therefore the Treasury Department of the United States and the IMF have insisted that the Argentine government provide a clear strategy directed to those bondholders who did not participate in the exchange offer.

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

During the last five years the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Additional Information – Exchange Controls”. While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, and on our results of operations and financial condition.

Financial institutions have made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which financial institutions have still not been compensated. Such payments have had a material and may continue to have an adverse effect on the liquidity and the solvency of the financial system and on its financial condition.

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners mainly arguing that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “KIPER VS. FEDERAL GOVERNMENT AND OTHERS” case, dictated by the Argentine Supreme Court of Justice (“Supreme Court”), the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Supreme Court under section 195 “bis” and following of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks members of such associations and was based on the Argentine institutional and systemic crisis, and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest.

The Supreme Court has handed down the following decisions in relation to the claims filed as a result of the emergency situation described above:

▪
On March 5, 2003, the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, the Banco de la Nación Argentina and the BCRA was declared to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange.

▪
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

▪
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

▪
On October 26, 2004, in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, the Supreme Court revoked a decision on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and upheld the constitutionality of the rule by which the Argentine economy was pesificated due to the economic, financial and exchange emergency situation which the country is going through, also confirmed by Congress Law. The revoked decision of the Original Jurisdiction does not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal claims ordered by a Grade Judge.

▪
On December 27, 2006 in case “MASSA, JUAN AGUSTIN c/P.E.N. s/ AMPARO” the Supreme Court confirmed the constitutionality of the emergency legislation during 2001, 2002 regarding the pesification of the argentine economy and stated the calculation method applicable for the restitution of the deposits in the financial system subject to the mentioned emergency legislation. This calculation method is substantially different from the method that was originally enforced by the Executive Branch because it entitles each deposit holder to receive from the corresponding financial institution the reimbursement of his deposit at an exchange rate of Ps.1.4 = US$1, adjusted by the benchmark stabilization coefficient known as and herein referred to as “CER” until payment date, plus a 4% annual compensatory interest for every concept which cannot be capitalized. CER is a stabilization coefficient applicable to debt obligations that have been pesificated as form February 4, 2002. This coefficient is calculated according to the variation of the Consumer Price Index published by a government dependent organism known as INDEC. The Supreme Court also stated that the already withdrawn amounts as result of judicial measures shall be considered as partial payments, but the SCJN did not clarify the corresponding adjustment procedure.

▪
On March 20, 2007 the Supreme Court issued a final resolution in case “EMM S.R.L. c/ Tía S.A. s/ ordinario s/ incidente de medidas cautelares (depósitos judiciales )” declaring that the dispositions of Decree No. 214/02 were not applicable to a judicial deposit that was ordered in said case, and therefore ordered Banco de la Ciudad de Buenos Aires to maintain in United Stated Dollars the funds of said judicial deposit.

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

As of the date hereof, most Argentine banks continue to be subject to precautionary measures and execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings in respect to the constitutionality of pesification and adhering to the own acts’ theory (as described in the mentioned above-cases).

Enforcement of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system substantial losses of capital. The Bank has informed of these losses to the Ministry Economy and the BCRA and has sought to reserve all of its legal rights. The Dispositions of Communication “A” 3916 dated April 3, 2003, which states the method to account the capitalizations arising from compliance with court orders in cases challenging regulations in force in accordance with Law No.  25,561, Decree No. 214/02 and complementary regulations in relation to deposits within the financial system is still in force.

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

In view of the combination of macroeconomic and regulatory developments in Argentina during the last years and the adverse effect of those events on the financial condition, Argentine entities encountered significant difficulties in accessing the capital markets and alternative long term financing. No assurance can be given that Argentine entities will be able to access the securities markets or that they may reply on third-party funding, either locally or internationally, in amounts sufficient to meet future projects obligations. In addition, no assurance can be given to investors that the current macroeconomic environment in Argentina will be maintained in the long term, thereby adversely affecting Argentine entities’ ability to generate funds sufficiently to meet their current and future debt obligations.

Government measures designed to exercise greater control over funds entering the country may disrupt the enterprises ability to access the international capital markets

Argentina’s executive branch enacted Decree No. 616/05 to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These measures require that 30% of the funds remitted to Argentina must be deposited in an account with a local financial institution as a US dollar deposit for one year, without accruing interest. Financial sector and nonfinancial private sector inflows originated from foreign financial borrowings that are invested in nonfinancial assets and must be fully repaid (principal and interest) within 24 months from the date of the borrowing, are not subject to the foregoing deposit requirement. These measures may adversely affect the Argentine entities ability to access the international capital markets and to effectively invest the funds raised in any such financing which could materially adversely affect Argentine entities’ financial condition and results of operations.

Factors Related to Banco Francés

Banco Francés has a significant portfolio of public bonds, and loans to the Argentine Government, including recently restructured debts. Because of our high level of exposure, a failure by the federal or provincial governments to meet their obligations in accordance with their terms would have a material adverse effect on our financial condition.

As of December 31, 2006 Banco Francés and its subsidiaries’ holdings of public sector debt totalled approximately Ps.7,071.1 billion, consisting mainly of: (i) External and Internal Restructured debt: Ps.2,886.8 million in secured loans; Ps.937.4 million in guaranteed bonds; and Ps.525.7 million in Argentine Pesos denominated bonds; and (ii) Post default public debt: Ps.108.6 million in bonds issued to compensate for the pesification, which we refer to as Boden 2012; Ps.91.2 million in other bonds; Ps.0.5 million in other loans and Ps.2,520.9 million in Central Bank bills and notes. During 2006, Banco Francés sold the total amount of Dollar denominated Discount Bonds and part of Peso denominated Discount Bonds. The remaining part of the Peso denominated Discount Bonds were sold on January 2007. As of December 31, 2006, Peso denominated Discount bonds are valued according to the accounting value of the assets exchanged excluding interest paid, and included and estimate to cover the difference between said value and the market value. Moreover, as from December 31, 2006 Peso denominated discount bonds owned by Consolidar Group were valued at market value.

Although Banco Francés and its subsidiaries have reduced significantly their public sector exposure during 2005 and 2006, Banco Francés continues to have a significant portfolio of bonds and loans of the Argentine Government. Due to its high level of exposure, any Government proposal that changes the terms and conditions of repayment of the sovereign debt could have a material adverse effect on our financial condition. A new default by the Government in respect of a substantial amount of its debt would have a material adverse effect on our financial condition.

The asymmetric conversion of foreign currency assets and liabilities into pesos has created a structural mismatch of terms and rates of assets and liabilities that materially and adversely affected the Bank’s results of operations during the past severe economic crisis. Banco Francés has a high level of exposure to the risks associated with this mismatch, which may have an adverse effect on the Bank’s future profitability in the event real interest rates significantly increase from the current levels.

Banco Francés finds itself among the private banks in Argentina with the highest volumes of assets and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos.  During fiscal year 2005 the Bank has fully paid the rediscounts received from the Central Bank with the proceeds of the sale of public sector bonds and loans with longer duration than such liability, thus reducing the term mismatch. Furthermore, since the beginning of the crisis, the following actions have reduced our exposure: (i) the increases in CER adjusted deposits; (ii) the sale of bonds adjusted by CER of, and loans to the Argentine Government and the Argentine provinces from our portfolio; and (iii) the subscription of the necessary bonds to be delivered to depositors who had accepted the Government’s swap option plans, with CER adjusted assets accounted for in the books of the Bank. Despite these reductions in exposure, the Bank maintains a Ps.2.5 Billion long CER position as of December 31, 2006. During fiscal year 2005 and 2006 the remaining imbalance positively affected the Bank’s results of operations, within an environment of negative real interest rates. Nevertheless, no assurance can be given in connection with the future relative behavior of interest rates vis-à-vis the consumer price index. If the real interest rates significantly increase, such increase could have an adverse effect on our profitability in the future.

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

The judgments of the Supreme Court mentioned previously have not reduced the number of court orders issued by the inferior courts in the different jurisdictions of the country where the trials are taking place.

Banco Francés paid Ps.40.2 million of negative exchange rate difference during 2006 in compliance with court orders in lawsuits brought by the Bank’s customers, regarding deposit refunds.

Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or require the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, and after the Supreme Court’s resolution in case “MASSA, JUAN AGUSTIN C/ PODER

EJECUTIVO NACIONAL-DTO.1750 S/ AMPARO”, the consequences of the resolutions issued on such case are still not clear. Not withstanding that, the Bank has estimated this contingency and has raised allowances for the total amounts (See Note 3.4.13 to the Financial Statements. Consequently, the final outcome of these legal actions is still unknown. These legal actions have had a material and may continue to have an adverse effect on the results and the financial condition of Banco Francés.

Argentine corporate disclosure, governance, and accounting standards may provide different information than would be provided under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

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

Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

Factors Related to Banco Francés’s Subsidiaries

▪	Consolidar AFJP S.A.

Consolidar A.F.J.P. S.A. is a Privately Owned Pension Funds Managing Company. Its main purpose is to administer the retirement contributions of affiliates and grant them old age pension, disability pension and death pension.

A legal reform has been issued enforcing material changes to the AFJP business, such as the opening procedure for affiliates to switch from the Capitalization Regime to the pay as-you-go Public Regime and setting a maximum 1% commission. These combined changes could reduce the A.F.J.P. industry total affiliates and total results of operation. (see Note 18 to the Consolidated Financial Statements).

In relation to the reform itself, the consequences may not be completely identified during the year 2007 since a very important part of such reform shall start to be in full force and effect as from the year 2008. Therefore, the consequences of the mentioned modifications in the A.F.J.P. business cannot be assessed at this time.

Consolidar’s A.F.J.P. Board of Directors is analyzing the effect of the above mentioned legal changes and providing the correspondent adjustments to the Company’s procedures to adapt them to the new legal framework.

▪	Consolidar Compañía de Seguros de Vida S.A.

The purpose of this company is the coverage of all disability and death risks of workers that are affiliated with the Privately Owned Pension Funds Managing Company. That is to say that it covers the complementary capital necessary to obtain the principal to fix a rent for those pursuing a disability pension or for the beneficiaries of the worker's death pension.

As a consequence of the last Social Security Law Reform, termination of Disability and Death Insurance business shall have a material change in the core business of the company volume of operations and economics results.

The Pension Reform set forth by Law No. 26,222 prescribes that as from the year 2008 disability and death insurance shall not be covered by Life Insurance Pension Companies, but they shall be covered by the creation of a Mutual Fund that shall be financed with a percentage of the Pensions and Retirements Fund managed by each A.F.J.P.

The Company’s Board of Directors is analyzing the action plan to be followed and estimates that its execution would have no significant negative equity impact on the Bank.

▪	Consolidar Compañía de Seguros de Retiro S.A.

The main purpose of this company is to execute Individual Pension Agreements, Group Agreements and Life Annuities.

In the event of a resolution by the Supreme Court of Justice modifying the actual exchange rate of peso into dollar for extra financial agreements (Ps.1=US$1, adjusted by the CER until payment date), could cause the fulfillment of multiple judicial claims that could have a negatively adverse effect on our subsidiary Consolidar Compañía de Seguros de Retiro S.A.

The accumulated capital amounts of policy holders were affected by the conversion into pesos. The regulations for such conversion only recognized the insured party’s right to claim the value in pesos at a rate of one peso per U.S. dollar plus the adjustment of such amount according to the CER.

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

The National Supreme Court of Justice recognized the constitutionality or validity of the rules and regulations whereby pesification of negotiable instruments were established.

This final resolution is applicable to all obligations of the financial sector, whereas there is a pending definition regarding those obligations which are not related to the financial system, including Insurance Agreements.

The fact that rules concerning pesification of financial system debts are considered valid is an important precedent that could assure the same treatment to obligations of the Insurer Companies.

However, the risk is still present for Consolidar Cía de Seguros de Retiro SA but it is not related to the confirmation of pesification, but to the exchange rate that should be applicable to the convertion of US Dollars into Argentine currency (pesos) for each insured party.

The final resolution regarding the validity of pesification governing financial sector obligations, prescribes a calculation method that is substantially different from the method that was originally enforced by the Executive Branch, because it entitles each deposit holder to receive from the corresponding financial institution the reimbursement of his deposit at an exchange rate of Ps.1.4 = US$1, adjusted by the CER coefficient until payment date, plus a 4% annual compensatory interest for every concept which cannot be capitalized.

Notwithstanding, the National Supreme Court of Justice rendered a new judgment concerning non-banking matters. In this regard, as in the previous case, the validity of both general and specific pesification rules, was afirmed.

Unlike the previous case, there is an innovation because the exchange rate based on a shared-effort doctrine is applied to this type of obligation (same as those obligations arising from insurance agreements as regards pesification), resulting in an approximately lower exchange rate than the market dollar value.

The National Supreme Court of Justice is expected to issue a final resolution on Life Annuities and Individual Pension Insurance Agreements asserting the validity of the passed rules and regulations and setting an exchange rate value based on the so-called shared-effort principle.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Argentine Economic Scenario

The year 2006 began with the total cancellation of the debt with the IMF for an amount of approximately US$9.5 billion, an event which had a direct impact on the Central Bank’s international reserves.

However, a substantial trade surplus together with greater capital inflows received in the last quarter of the year led to a quick recomposition of reserves, which by the end of the year amounted to US$32.04 billion, more than US$3.4 billion above their level at the end of 2005. The trade balance rose to US$12.4 billion, 6% above the surplus of the prior year despite a deceleration in the volumes exported owing to poor wheat and corn harvests and the prohibition to export meat which was partially applied during the year. This was due to an additional improvement in the terms of trade triggered by higher prices for grains and oil, and to less dynamic imports, which are less sensitive to price variations.

Despite an abundant supply of foreign currency, the Government´s target of rapidly recovering the level of foreign currency reserves achieved prior to the payment made to the IMF pressured the peso of exchange rate upwards in the first half of the year. The turbulence which affected international financial markets in May-June also had an impact on the foreign exchange market, increasing the demand for US dollars and raising their price to 3.10 pesos (the BCRA reference rate) by mid October. However, an increase in capital flows to emerging markets towards the end of the year resulted in a nominal appreciation of the peso, which averaged Ps.3.06/USD in December.

Economic activity continued to grow at a vigorous pace in 2006, despite a somewhat slower rate in the first quarter, so the year ended with an average increase of 8.5% according to the EMAE (Monthly Economic Activity Index) compiled by the National Statistics Institute, once again led by investment. Private consumption has grown at a strong rate but has not yet recovered its GDP share prior to the crisis. Reflecting steady economic growth, the unemployment rate continued to decrease and reached an 8.7% low in the fourth quarter of 2006, compared to 10.1% in the same period of the previous year. The high employment/GDP elasticity which characterized the early post-devaluation years and permitted year-over-year unemployment decreases of approximately three percentage points in the 2003-2005 period now tends to more moderate values, in line with long term historical elasticity.

During 2006, the Government managed to maintain fiscal solvency. The primary surplus of the non-financial public sector was Ps.23.2 billion, an increase of 17.8% compared to the result of the previous year. Tax collection increased at a strong pace, mainly driven by the social security contributions which increased at rates of around 50% per annum due to improvements in employment in the formal labor markets and in nominal wages. With respect to primary expenses, the increase in capital expenditures all year round was essentially due to higher public investment. As to the Government’s financial program, the cancellation of the IMF debt early in the year with the use of international reserves brought relief to Government’s budget by reducing payments of principal due during the year. Furthermore, a favorable domestic and foreign economic environment made it possible for Argentina to issue debt for a nominal value of US$5.4 billion to partially roll-over maturities, and allowed the public sector to accumulate deposits in the banking system.

In the first quarter of 2006, the inflation rate, greatly influenced by hikes in the prices of meat and other foodstuffs, averaged 1% monthly. The Government, which had been negotiating price agreements with supermarkets and producers in order to moderate inflationary expectations, took more drastic measures in April and limited the exports of beef and increased tax withholdings on the exports of dairy products. This change in the regulations led to an increase in the domestic supply of meat which impacted on prices and resulted in slightly lower inflation rates (0.6% monthly average) in the second quarter of 2006. However, in the last months of the year inflation seemed to regain momentum under the influence of certain seasonal items and a weakening of the price agreements, as a result of which the year closed with an overall increase of 9.8% in retail prices.

The Financial System

During 2006 the financial system showed an increase in profitability mainly led by an improvement in the banks’ financial margin, which in turn was positively impacted by a higher lending rates to the private sector.

Along the same period, the banking sector reduced its exposure to the public sector, while banks voluntary canceled some Ps.7.5 billion loans granted by the Central Bank, as a result of which the stock fell to slightly over Ps.6 billion by the end of 2006.

These factors tended to gradually improve the structure of the banks’ balance-sheets, which had been strongly deteriorated by the crisis of 2002. During 2006 there was an increase in the financial system’s rate of return due to an improvement in the banks’ interest margin caused by an increase in the volume of loans and a rise in interest rates. The banking sector reduced its exposure to the public sector during the year, mainly through the amortization of public debt held by the financial system. The stock of loans from the Central Bank to banks was also reduced by some Ps.7,500 due to voluntary cancellations, as a result of which the stock fell to slightly over Ps.6,000 million by the end of 2006. These factors tended to gradually improve the structure of the banks’ balance-sheets, which had strongly deteriorated by the crisis of 2002.

Deposits, Loans and Interest Rates

Private sector deposits in pesos increased by 20% in 2006; dollar-denominated deposits, although representing only 13% of the total, were the most dynamic, with a 40% rise. During the year, the share of fixed-term deposits in pesos increased at the expense of sight deposits (checking and savings accounts), mainly due to a gradual rise in nominal interest rates. Public sector deposits, increased by 30% due to the government’s favorable fiscal situation and the partial refinancing of debt maturities.

Private sector loans continued to be the most dynamic monetary variable, accelerating in 2006 and reaching an increase of 40% by year end. Considering loans by segments, we must point out the recovery of the mortgage market, a segment that had been continuously declining since the start of the crisis. This trend reversed in 2006, with mortgage loans growing by 14.3%, the first positive annual variation since 2001. Personal loans in pesos outperformed the rest of the loan market, with an 82.1% year-over-year increase. The interest rates for fixed-term deposits rose gradually, although they continued to be negative in real terms for almost all segments. The average interest rates paid by private banks rose to 8.9% in December, an increase of 220 basis points with respect to December of the previous year. Lower excess liquidity due to the strong credit growth and the persistence of a relatively high rate of inflation contributed to a rise in interest rates paid by private banks, widening the spread between the rates paid by private and public banks.

As regards the Lebac (Argentine Central Bank bills) and Nobac (Argentine Central Bank notes) rates, during the year there was an increased issuance of instruments adjusted by the Badlar rate of private banks (a rate for deposits exceeding Ps.1 million). By the end of the year, the stock of these floating rate instruments accounted for more than 60% of the stock of Lebac/Nobac. The yield of Central Bank’s one-year security issues, be they at a fixed or variable rate, turned positive in real terms, exceeding inflation expectation as polled by the Banco Central survey. The strategy of extending the terms of bills and notes issued enabled the Central Bank to reduce the concentration of maturities that had taken place in the first quarter of the year.

Monetary Policy

During the year 2006, the Central Bank intensified its reserve accumulation strategy, and continued to support the nominal rate of exchange. International reserves increased by US$13.5 billion from the level prevailing immediately after the payment of the IMF debt in January 2006. At the same time, a significant sterilization effort was also required through the issue of additional Lebac and Nobac securities, the stock of which increased by Ps.13,000 million or 50% over the level at the end of the preceding year.

The change in the Monetary Program from a Monetary Base target to a wider monetary aggregate (M2) target produced a change in the use of the monetary policy instruments. On two occasions, the minimum reserve requirements were increased, and on the second occasion also the percentage of cash in vaults which can be included in the integration of reserve requirements was reduced. These measures, although affecting profitability in the banking system, allowed monetary expansion to proceed without exceeding the program’s M2 goals.

The M2 monetary aggregate increased by 18.9% while Cash held by the public increased by 23.4%, both values showing some deceleration with respect to prior year behavior, as a result of a tighter monetary control.

Conversely, the monetary base increased by 37.6% due to the rise in the banks’ liquidity reserves as a consequence of the policy of increasing the minimum cash requirements.

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

Our original bylaws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our bylaws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on December 19, 2005, under N° 16.335 Book 30 of Corporations (sociedades anónimas). Pursuant to current corporate bylaws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the amendment to our bylaws that reflected the name change.

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

On March 9, 2005, BBVA Banco Francés agreed to sell all of its 69.52% shareholding in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A. On June 28, 2006, by Resolution No. 146 the BCRA approved the transaction. The transfer of Credilogros Cía. Financiera S.A.’s capital stock took effect on July 11, 2006.

BUSINESS OVERVIEW

Banco Francés is the third largest bank in Argentina in terms of deposits, and the fourth largest in total assets according to statistics published by the Central Bank (Information of Financial Institutions, as of December, 2006). As of December 31, 2006 we had, on a consolidated basis, a total of Ps.12.5 billion in deposits, Ps.18.8 billion in total assets and a market capitalization of Ps.4.4 billion.

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

Since 2003 the economy recovered and deposits flowed back into the system. Economic growth showed no slowdown during the following years, while primary fiscal and trade surplus remained in place and a conservative monetary policy was implemented with measures tending to keep stable prices and exchange rates. These conditions led to a further GDP expansion, during 2006, while the financial system continued to show a positive evolution, which was reflected on private deposit growth, an improvement of bank’s financial condition and the strengthening of lending activity within an environment of negative real interest rates that helped to improve the financial margin.

Accordingly, during fiscal year 2006, BBVA Banco Francés maintained its growth trend in the intemediation business, with a marked acceleration of credit activity. The Bank bolstered loan expansion in the different market segments aiming at rebuilding private sector portfolio and increased by 110 basis points its market share, while preserving the quality of the risk assumed with a conservative criterion. We also consolidated our positioning in the market in terms of deposits, focused in retail funds, where we were able to increase our market share from 9.3% in December 2005 to 10% by the end of the year 2006. On the other hand, a further expansion of the transactions business positively impacted on 2006 net income.

The orientation to the customer, with emphasis on specialization and segmentation, was the basis that supported each of the business areas. However, the Bank’s strategy also included reaching asset quality standards above the levels prior to the crisis and improving its assets and liabilities’ structure, adjusting to capital requirements (with a significant surplus on the required capital and bolstering the core business).

As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly on the Buenos Aires Stock Exchange. The emerging recovery of the securities trading activities supported the successful closing of securities transactions. According to statistics published by the Argentine Mutual Funds Association, we had a 6.2% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”. We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2006, managed Ps.16.7 billion in pension fund holdings, with an 15.99% market share in the aggregate contributions to all AFJPs, according to statistics published by the Pension Funds Association.

Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in dollars. Following the 2002 crisis dollar deposits were limited to granting dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2006. As of December 31, 2006 approximately 15.26% of our loans and 14.53% of our deposits were denominated in dollars.

The following table presents financial information for our principal business segments for the year ended December 31, 2006.

	As of December 31, 2006 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations(1)	Total
Total assets	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Total income (2)	2,186,127	421,256	794,161	(234,825)	3,166,719
Total expenses (3)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Loss on minority interest in subsidiaries	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	105,997	47	73,993	—	180,037

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 232 branches are complemented by other distribution channels, such as 566 automatic teller machines or ATMs, as of December 2006, a telephone banking service, which answered on average over 700,000 calls per month in 2006, and an Internet banking service called Francés Net, which serves over 192,500 active clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 18 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”). The customers of all the participating banks have access to the Banelco Network, which comprises over 3,573 ATMs throughout Argentina, approximately 16% of which belong to Banco Francés.

Our universal commercial strategy aims to achieve a leading position in all of different market segments.

Banco Francés – Background

Since 1886, BBVA Banco Francés, previously known as Banco Francés del Río de la Plata S.A., has been recognized as a leading provider of financial services to large corporations. It was only in the early 1980’s that we broadened our customer base to include medium and small companies as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

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

The liquidity crisis that started in December 2001 and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy towards the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing on 2004, we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. During fiscal year 2006, we deepened our focus on the core business, maintaining our leading position in the market in terms of deposits, while increasing our market share in retail funds, strongly growing in private sector loans, and reinforcing our positioning in the transactional business. Meanwhile we kept on improving our financial condition through the reduction of public sector exposure, from Ps.8.0 billion in December 2005 to Ps.7.1 billion in December 2006, and the mark to market valuation of our remaining listed public sector assets. Taking advantage of the higher market value of public sector assets in the secondary market, we sold public sector loans for an amount of Ps.1.15 billion. In addition during the first and second quarter of fiscal year 2006, we swapped the Provincial Development Trust Fund debt (Ps.820 billion) for BOGAR 2020 bonds (Argentine Federal Government bonds). By the end of present fiscal year, we were in full compliance with regulations that limit public sector exposure to 35% of total assets as from July 2007.

Banking and Financial Services

Our financial condition and results of operations for the fiscal year 2006 were still impacted by the effects of 2002 crisis. Following the strong contraction in financial activity and the redefinition of our commercial strategy toward the transactional business, as an alternative source of income since the second semester of 2003, we resumed our lending activity. During 2006 we reinforced our efforts on expanding our intermediation volume while we continued rendering banking services, which included cash management of means of payment (with emphasis on electronic means), the bank account services for transactional purposes and operation of credit cards and transactional deposit taking, not only through our branch network but also through our different alternative channels.

With a commercial strategy focused on the core business, we were able to expand by 72.3% our private loan portfolio while we increased by 17.8% our deposit base, to reach a 10% market share according to figures public by the Central Bank. Credit facilities included short and medium-term financing, such as overdrafts on demand accounts, personal and car loans and credit card financing in the retail segment and notes discounted, working capital financing, foreign trade operations and investment-banking products, such as trustees, in the corporate segment.

In addition, the structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates, because we have a long CER adjusted position. Although such long CER adjusted position has been reduced through the sale of Public sector assets, a significant part of the Bank’s risk assets are still variable rate assets, adjusted by CER plus an interest rate, while most liabilities accrue interest at a fixed rate except for a Ps.228 million remaining portfolio of rescheduled deposits, known as CEDROS and new CPI adjusted time deposits, totalling Ps.806 million as of December 31, 2006. Accordingly, during fiscal year 2006, we benefited from our long CER position in an environment of negative real interest rate, while we focused on rebuilding our private portfolio pursuing a medium long-term strategy.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2006		December 31, 2005		December 31, 2004
	(in thousands of pesos, except percentages)
Public Sector	2,887,276	30.29%	4,623,626	54.52%	6,927,719	74.73%
Corporate	3,309,501	34.71%	1,786,387	21.06%	1,093,271	11.80%
Middle market	1,488,459	15.61%	880,266	10.38%	462,995	5.00%
Retail	1,848,947	19.39%	1,191,197	14.04%	784,738	8.47%
Total	9,534,183	100.00%	8,481,476	100.00%	9,268,723	100.00%

	Deposits
	December 31, 2006		December 31, 2005		December 31, 2004
	(in thousands of pesos, except percentages)
Corporate	2,216,764	17.73%	2,788,669	26.28%	2,712,696	30.16%
Middle market	1,502,736	12.01%	1,106,171	10.42%	1,023,288	11.38%
Retail	8,786,256	70.26%	6,718,246	63.30%	5,257,796	58.46%
Total	12,505,756	100.00%	10,613,086	100.00%	8,993,780	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with minimum annual sales of Ps.75 million or companies that belong to an international group. This division has three branches dedicated to providing services to groups of companies from Europe, the United States and the rest of the world, and companies based in Argentina.

BBVA Banco Francés maintained its leading position in the Corporate segment during 2006, with an outstanding performance in the credit activity as well as in transactional services, foreign trade and foreign exchange trading, as confirmed by independent consultants hired by BBVA Group.

Our business with corporate clients was benefited by the favorable macroeconomic evolution and we efficiently managed the needs and requirements of some 800 corporate customers. Total loan portfolio to corporate clients by the end of 2006 amounted to Ps.3.310 billion, 85.26% higher than the previous year balance. Export pre-financing stood out within the evolution of the loan portfolio, with a 218% growth. It must be noted that such performance is part of the global strategy aimed at promoting foreign trade and providing support to one of the fastest-growing sectors in the past few years.

Another significant aspect has been our effort to increase the number of companies operating on credit, which throughout 2006 grew by 25%, making it possible to reduce the characteristic concentration in this portfolio.

In respect to the transactional business, we managed to consolidate the full-relationship model, based on a customized contact, an ample geographical coverage, both domestic and regional, and an integrated offer of products and services. Despite the marked growth reached in the previous years, the activity continued to evolve favorably with a 47% increase in volume, which positively impacted on fee income.

Capital Markets. During 2006, the fixed-income market showed higher dynamics not only due to favorable foreign circumstances but also due to a higher degree of activity. An increasing number of issuers accessed the foreign markets to finance their plans. The 100 million dollar bond placed by Loma Negra in the local and foreign markets. BBVA Banco Francés acted as local underwriter, and in a series of corporate bonds issued by Rombo Compañía Financiera, which accessed the capital market for the first time in order to finance its growing asset portfolio, where we participated as the organizer and underwriter.

In the variable income business, we played its role as advisor to Renault R.D.I.C, concerning the delisting of related company Renault Argentina, a process which began in 2005.

Furthermore, during 2006, our investment banking division continued to work on different financial advisory projects, both in the evaluation of financing at terms exceeding a year for top level companies, and in analyzing the financing of business merger and acquisition projects.

Trading and Brokerage. As of December 31, 2006, we routinely traded (on behalf of our customers and for our own account) corporate and Government bonds, money market instruments and foreign currency. In the fiscal year 2006, we were one of the most important brokers in the bond market through the MAE (Mercado Abierto Electrónico, an OTC market) and a medium broker in securities market through Francés Valores, an affiliate company registered in Mercado de Valores de Buenos Aires S.A. (MERVAL).

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

Middle market banking experienced greater volume of activity and improved results during 2006 and while being able to maintain our credit quality standards.

Relying on a structure with 27 business units for the exclusive service of small and medium-size companies, and with the addition of 49 branches extending specialized services to the provinces, in 2006 we were able to response not only to a growing demand of credit but also to the requirements of transactional products.

The loans granted through branches as well as through the specialized ones showed a 69.09% year-to-year growth, equivalent to Ps.608.2 million, to end the year 2006 with a Ps.1.49 billion balance. As for the liabilities, funds under management increased by 36%, reaching a total of Ps.1.50 billion, of which 30% corresponds to fixed-term deposits and the remaining 70% to sight balances.

The best evidence of growth, however, is reflected in customer base, which expanded by 10% to exceed 7,200 customers. This contributes to constitute a more diversified portfolio in terms of economic sector.

In addition to the solid of credit activity, a more efficient price policy materialized on the basis of an increasing spread applied on a broader customer base, which provided an additional contribution to the Bank’s total financial margin.

Fee income and foreign exchange trading also constituted one of the pillars of 2006 management. Net income from services reached Ps.81 million, 22% above the previous year.

Retail Banking. The Commercial Banking division is in charge of commercial relations with individuals and small companies. This division serves its customers through an extensive and well diversified distribution network, which offers 232 contact points including branches and different electronic media.

Commercial banking showed a substantial improvement in intermediation volume, increasing from Ps.7,909 billion in December 2005 to 10,635 billion by the end of 2006, as a result of a 55.22% and 30.78% growth in loans and deposits, respectively.

Market expansion and continuous changes in the preferences of consumers are factors which underline the significance of the strategic approach and guidelines.

Within these guidelines is the strategy of Multichannel Sales (“venta multicanal”), based on the development of alternative channels in order to offer our customers the possibility of buying products, in addition to the full array of services.

Commercial Banking developed a consolidated management model with these variables, based on customers’ needs, which was extended to the products and services provided.

This working methodology is supported by a strategic process which operates at two levels that complement each other:

▪	At horizontal level, in terms of inter-area cooperation, in order to ensure that the value chain will find its way along an expected line of action.

▪	At vertical level, by ensuring that all areas will participate and be involved in the attainment of those goals in which they are participants in terms of creation.

As far as the conception of the retail business is concerned, customer orientation, reinforce relationship and quality of service are the cornerstones of the value proposal.

The main action focuses during 2006 are described below:

Personal and mortgage loans:

We were able to take advantage of an increasing consumer demand and managed to assert 2006 as a record year in terms of personal loan granting. Some 80,000 transactions were settled for more than 600 million pesos in personal loans, 135% above the previous year. For this purpose we focused on a customized offer with greater value added for the customer. We expanded the list of products offered with improved credit assistance, while promoting previously approved mass actions which acted as sales facilitators. As a result, we were able to increase its market share in terms of personal loans by 50 basis points in the past 12 months.

 As for mortgage loans, our efforts concentrated on broadening the options best suited to the needs. The new diversity of lines of credit covers all possible financing and destination alternatives. Thus, under the name of Flexible Mortgage, an outstanding variety of alternatives was deployed: Acquisition, Refurbishing, Land Plots, Construction, Other Purposes and Tenants Line. Furthermore, in support of a governmental initiative, this last financing line was generated. Under such line of credit, customers pay no capital during the first four years, after which the amortization of principal begins. On the launching day, BBVA Banco Francés was the only bank that had all lines active; all branches were in possession of enough information to answer the inquiries of their customers.

During the fiscal year, we granted mortgage Loans for more than Ps.125 million, representing an 80% increase as compared to the previous year, which allowed us to maintain our market share.

Deposits:

Total deposits managed by Commercial Banking amounted to Ps.8.8 billion by the end of 2006, growing by Ps.2,068 million as compared to the previous year balance, well above the budgeted amount. According to reports published by the Central Bank our market share reached 10%, which implies a 44 basis point increase year over year.

Among the commercial actions carried out, stood out a collection campaign implemented during the third quarter which resulted in an increase of 709 million pesos for the period.

For the purpose of increasing the retail funds portfolio, attracting new investors and providing a different investment alternative for VIP customers, the advanced Fixed-Term deposit was launched in August. This product consisted of the granting of interest in advance and in kind (through the provision of durable consumer goods). The launching was a success and the stock of goods available was exhausted on just 20 days.

In addition, on occasion of the maturity of coupons for the amortization of the new sovereign debt, different specific actions were performed with a view to retaining the balances credited in sight accounts, be it by the constitution of fixed-term deposits or by the offer of other investment alternatives.

As a result of the latter, and in particular through mutual funds, funds under management grew by 27% (equivalent to 65 million pesos) to reach a balance of Ps.300 million as of the end of 2006. Such growth was led by the variable income fund which, with Ps.42 million, contributed with 65% of the above-mentioned increase. In addition, two new funds–FBA Acciones Latinoamericanas and FBA Bonos Argentina– were launched during the year and fees derived from this business totaled Ps.7 million, nearly twice as much as the Ps.3.9 million generated in the previous year.

Lastly, in the last months of the year, a training program in investments and capital markets was started whose main addressees were the personal managers of the VIP segment, for the purpose of gradually expanding the variety of services offered to our customers.

Insurance:

Our insurance business has expanded its offer for the private customers and businesses, and this strengthened its leading position.

Alliances were established with the main insurers in the country and this helped us to obtain a better product for the market.

The commercial efforts worked on the basis of a promotion where the beneficiary obtained a pre-paid card as a present on the occasion of buying a car or home insurance policy. The success of this campaign involved an improvement in the quality of the current portfolio and its extension to 2007.

 Payrolls:

One of the main transactional products was the direct deposit of salaries, a plan which continued to grow during the period with a higher number of companies using the service.

Through the Salary Plan campaign, a project which involved all banking areas –corporate, middle market and retail–, we sought to incorporate 60,000 new customers. The objective was more than achieved resulting in the addition of 71,000 new customers by the end of 2006.

VIP BBVA:

The VIP Banking segment continues with its positive trend and is a clear generator of higher value. This year, in an environment of a growing market, efforts were developed aiming at ensuring customers’ loyalty, so that this would constitute a differential value. The most important of such efforts were:

▪	Opening of the Premier account,

▪	Birthday present card,

▪	Specific events (Avant Premier for successful movies, exclusive meeting place at the main beach of the Argentine coastline, etc).

These actions have been positively appreciated by customers, as they are complemented by a differential attention and beneficial products which make the Bank stand out among its competitors.

The segment grew by 20% in its customer base and reached the 27,000 active customers by the end of the year, with total resources representing over 25% of Commercial Banking balance.

Development of channels:

In line with the strategy Multichannel Sales (“venta multicanal”) implemented in the BBVA Group, we have been strongly promoting the development of channels, both for obtaining new customers and for the sale of products.

To this effect, 100 persons have been incorporated during the year in order to support the different actions involving the channels and also the branches network. On the other hand, we continued to strengthen the Telemarketing activities based on the mixed scheme established.

Such model comprises our own structure of telemarketers as well as the hiring of positions with front line companies such as Atento y Action Line. This has allowed achieving high sales levels in credit cards and also in loans and payrolls.

Electronic Banking:

Electronic Banking undergoes a permanent consolidation as the “Banking of Choice” for the customers, regardless of the type used (automatic teller machines, self-service terminals, call center, home banking or mobile phones).

The demand for 24-hour availability requires that, in most cases, its operation must be based on processes certified under ISO 9001 standards, which make it possible to guarantee a service with the highest efficiency.

The results for 2006 show the participation of Electronic Banking in the general flow of transactions:

▪	150 million transactions processed,

▪	94% of our general volume in comparable transactions,

▪	14% increase over 2005.

The success of each individual product is detailed below:

Automatic Teller Machines:

▪	Best availability performance in its category during 2006 (according to Banelco)

▪	A total network with 566 operating terminals

▪	36 new ATMs in branches to increase or replace obsolete terminals

▪	23 ATMs established within companies which support the new businesses

▪	Pilot implementation of animated propaganda and pre-printed publicity rolls to publicize our products and services

Self-service Terminals:

▪	670 terminals to complement cashiers’ transactions

Internet – Francés Net:

▪	60,000 new customers

▪	4.0 billion pesos transacted

▪	25% increase in operated volume

Call center – Línea Francés:

▪	90% of IVR usage

▪	70,000 cutomer calls attended for Renault and Peugeot during the year

▪	10,000 foreign trade inquiries

▪	9,000 service surveys

▪	100% of the claims received were processed within the established time spans established in the Code of Banking Practices

Cellular phone banking: Francés Móvil and Banca Móvil:

▪	Implementation of Banca Móvil with a simpler operation concept in mobile phones

▪	400,000 messages sent out with banking information through Francés Móvil

▪	More than 200,000 cellular navigation transactions

Means of payment:

The year 2006 witnessed the consolidation of the Means of Payment Plan, with a strong acceleration in the rhythm of admissions to the network, a greater participation in the sales through alternative channels, improvements of the product, mode publicity and new management tools. All these actions strengthened the value of our Card in the market.

Promotions were also implemented in the sectors of greatest consumption (fuel, home, supermarket), which brought about an increase in the average consumption per account, which exceed by far the average of the system.

Customized actions tending to increase portfolio activity, the average consumption and the adherence of services to automatic debit for VIP customers and individuals, have improved the level of average active portfolio.

To this should be added a regional action implemented in commercial establishments of the different provinces via important promotion campaigns and discount catalogs per zone.

Credit Cards and Debit Cards:

Credit and debit cards generate income for the Bank in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and, in the case of credit cards, financing and penalty charges. Since 2005 this product has fastly increased, along with economic recovery, with big players investing strongly in publicity and promotion. Debit cards were promoted along credit cards, as a way of increasing not only sales but consumption volume.

We issue mainly “Visa” and “MasterCard” credit cards. This last brand was re-launched in 2005 in order of having two strong options for our clients and increasing the used of our credit cards, and debit-only cards (under the name Visa Electron). According to Visa we had a total credit card base of 1,482,813 as of December 31, 2006 and we are in the third place of Visa credit card market share, with 10.23% of the consumption volume market and 10.00% in current credit cards. Our Visa Electron client base as of December 31, 2006 and we consisted of approximately 1,318 million debit-only cards, representing 15.30% of the market share that generates the 19.35% of the consumption volume market making us the second biggest player.

In 2006, we continued offering securities brokerage services to our individual clients whereby over-the-counter transactions are executed directly through us, and Stock Exchange related transactions through Francés Valores. We similarly offer the services of Francés Inversiones, a telephone banking advisory service, and Francés Net, an electronic service, through which our clients may conduct securities and other transactions. Although clients are not charged for these services, we collect fees for brokerage services performed on behalf of any customer.

Trust Banking:

Since 1996, we have organized a wide variety of trusts for large, medium and small customers in the private sector, for governmental entities and for multilateral organizations. Our Trust Banking division excelled in organizing guarantee trust funds for export pre-financing, bringing together producers and investors. Trust banking transactions increased 10% as compared to fiscal year 2005, generating a 20% growth in receivable fees. This increase was mainly evident in guarantee trust services for corporate customer involved in mergers and acquisitions. Our commercial strategy was focused on strengthening the synergies between the activities of the Trust Banking division and other banking activities, aiming to maximize profitability.

Asset and Pension Fund Management

BBVA Banco Francés continued to be a reference in investments advisory services and management, whether directly through portfolio management or indirectly through the offer of Mutual Funds that are part of the group of funds known as the “FBA Management”.

Mutual Funds

Francés Administradora de Inversiones S.A., in its capacity as Fund Manager, during 2006 continued to manage the FBA products and experienced an evolution of the investments of both individual and institutional customers.

During 2006, according to publicly available reports prepared by Banco Francés, FBA products ranked in leading positions in terms of yield as compared to competitors, especially in the following categories: Renta Fija Pesos Argentina/Corto (FBA Ahorro Pesos and FBA Bonos Argentina), Renta Fija Pesos Argentina / Largo (FBA Horizonte), Renta Fija Dólares Global/Largo (FBA Bonos) and Renta Variable Dólares Global / Largo (FBA Acciones Globales).

FBA Calificado (a Fund in the Renta Variable Pesos Argentina/Largo category) was leader in its segment with yield of 41.22%, 5.77 points above the Merval index.

In terms of equity, the FBA products evolved from managing equity for Ps.791.82 million at the end of 2005, to Ps.1,165.03 million upon the closing of fiscal year 2006, representing a growth of 47.13% in the period, with 6.19% market share of total mutual funds according to Cámara Argentina de Fondos Comunes de Inversión.

In respect to the fixed-term funds, FBA Renta Pesos, the only one which currently admits subscriptions and redemptions, ended the year with equity for Ps.262.25 million, 48.57% above the previous year. Similarly, the FBA Renta Dólares and FBA Ahorro Dólares funds continued to be the only ones to admit redemption throughout the year.

The Market Funds (funds in with most of the assests are held at market value), on the other hand, with a managed equity of Ps.885.87 million, grew by 49% to achieve a market share of 6.62% in their category. As for the equity improvement recorded by the market funds of the FBA products, we must mention the case of FBA Calificado, which ended the year with managed equity for Ps.442.30 million, Ps.115.05 million above the previous year.

This category of funds also stood out by amplifying its offer of products. In this connection, FBA Ahorro Pesos, previously considered a fixed-term fund, was relaunched at mid year as a fixed income product. With the objective of generating capital valuation through investments in public securities and private securities from Argentine companies -both of them of the short-term type-, fixed term and sight deposits in front-line entities, swaps and stock pledges, the fund ended 2006 with an equity of Ps.219.51 million.

Two new products were also incorporated to the commercial offer of the FBA Family: one for fixed-income and one for variable-income. The first of them, FBA Bonos Argentina, is a fund whose goal is to generate a high capital valuation level by investing as a minimum 75% in Argentine fixed-income corporate bonds, with a portfolio duration of 2 years and a half as a maximum; and the second, FBA Acciones Latinoamericanas, is aimed at obtaining value from investments in Latin American shares, be it directly or indirectly, through local vehicles.

Nearing the close of the year, on December 7, the National Securities Commission approved five new funds denominated: FBA Bonos Globales, FBA Bonos Brasil, FBA Acciones Asia, FBA BRIC and FBA Commodities, all of which will increase the offer of funds in the near future.

As of December 31, 2006, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	61,275
FBA Total	12,403
FBA Renta	14,327
FBA Renta Pesos	262,251
FBA Renta Dólares	4,300
FBA Bonos	11,249
FBA Calificado	442,297
FBA International	473
FBA Ahorro Dólares	12,615
FBA Ahorro Pesos	219,506
FBA Renta Fija	19,713
FBA Renta Premium	7,584
FBA Horizonte	74,846
FBA Acciones Latinoamericanas	8,868
FBA Bonos Argentina	16,578
FBA Brasil	900
FBA Europa	2,257
FBA EE.UU.	1,095
FBA Renta Corto Plazo	523
Total	1,173,060
Source: "Cámara Argentina de Fondos Comunes de Inversión"

Portfolio Management

During the 2006 fiscal year, we renewed our commitment to customized portfolio management, an exclusive service for companies and high-income individuals, investment management, particular needs and investor profile.

Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2006, we owned 53.89% of Consolidar AFJP, a pension fund manager that is operated jointly with BBVA. As of December 31, 2006, Consolidar AFJP managed Ps.16.7 billion in pension fund holdings (with a 15.99% market share in collections).

The Bank’s Assets Management division (“Gestión de Activos Argentina”), became a market leader in terms of growth in dollar-denominated market funds. In recognition to our performance, we obtained the S&P “Top Manager” award to the best Variable Income manager.

In spite of an availability of highly profitable products, the market’s competitive conditions were adverse. Foreign exchange law imposed restrictions on the funds market and some companies adopted a “Cash Settlement” policy in order to address such conditions. In the case of BBVA Banco Francés, the decision was to adopt a conservative strategy in this connection.

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

At December 31, 2006, Consolidar Retiro reached a 18.5% market share in the number beneficiaries. As for the labor risk insurance company, Consolidar ART increased the number of companies and employees insured from 62,442 companies and 865,867 employees in December 2005 to 78,584 companies and 895,527 employees by 2006 year-end (equivalent to a 25.85% and 3.42% growth, respectively).

International Operations

Since the economic and financial crisis that started at the end of year 2001 the access to international markets for argentine companies have been very limited. Notwithstanding this constraint we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions. During 2006, following the steady expansion of foreign trade, we were able to substantially increase our activity level.

Furthermore, most recently, in March 2007 we paid the outstanding Class 15 Floating Rate Notes due 2008, for an amount of 121.5 million dollars. With this last payment BBVA Banco Francés concluded the restructuring process of its foreign debt derived from the 2001 crisis.

Cost Controls and Efficiency Improvements

The increase in administrative expenses above inflation is mainly related to a higher activity level together with higher advertisement expenses in connection to retail segment products.

Even though, we were able to improve the efficiency ratio (measured as administrative expenses over ordinary margin), not only as compared to previous year but also as regards our peer competitors.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2006, 2005 and 2004:

	As of December 31, 2006
	Banking Financial
	BBVA Banco Francés S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	16,294,763	109,151	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Financial income	1,514,699	7,030	1,521,729	44,237	384,026	(13,588)	1,936,404
Service charge income and other income	653,149	11,249	664,398	377,019	410,135	(221,237)	1,230,315
Total income (1)	2,167,848	18,279	2,186,127	421,256	794,161	(234,825)	3,166,719
Financial expenses	(581,603)	(95)	(581,698)	(234)	(1)	13,588	(568,345)
Allowances for doubtful loans	(69,411)	(714)	(70,125)	—	—	—	(70,125)
Operating expenses	(711,655)	(3,320)	(714,975)	(171,273)	(43,750)	2,594	(927,404)
Other expenses	(707,660)	(4,219)	(711,879)	(249,662)	(638,894)	218,643	(1,381,792)
Total expenses (2)	(2,070,329)	(8,348)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Income / (Loss) on minority interest in subsidiaries	52	(1,505)	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	97,571	8,426	105,997	47	73,993	—	180,037

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

	As of December 31, 2005
	Banking Financial
	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	13,839,847	86,734	64,107	13,990,688	346,858	1,787,736	(141,534)	15,983,748
Financial income	1,412,036	27,469	3,093	1,442,598	40,067	183,627	(12,140)	1,654,152
Service charge income and other income	757,620	16,267	5,965	779,852	294,071	299,133	(168,038)	1,205,018
Total income (1)	2,169,656	43,736	9,058	2,222,450	334,138	482,760	(180,178)	2,859,170
Financial expenses	(617,332)	(3,551)	(79)	(620,962)	(124)	(3)	12,140	(608,949)
Allowances for doubtful loans	(109,265)	(4,970)	(393)	(114,628)	—	—	—	(114,628)
Operating expenses	(564,742)	(24,751)	(2,550)	(592,043)	(141,146)	(44,302)	1,656	(775,835)
Other expenses	(791,684)	(3,703)	(1,314)	(796,701)	(175,995)	(419,089)	166,382	(1,225,403)
Total expenses (2)	(2,083,023)	(36,975)	(4,336)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)
Loss on minority interest in subsidiaries	(1)	(1,850)	(999)	(2,850)	(7,843)	(6,458)	—	(17,151)
Total net income	86,632	4,911	3,723	95,266	9,030	12,908	—	117,204

	As of December 31, 2004
	Banking Financial
	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	14,275,608	98,603	29,119	14,403,330	311,420	1,545,654	(218,732)	16,041,672
Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income and other income	675,257	14,191	1,340	690,788	245,905	514,454	(136,887)	1,314,260
Total income (1)	1,626,843	38,106	2,591	1,667,540	281,717	663,154	(143,326)	2,469,085
Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful loans	(49,464)	(2,260)	(278)	(52,002)	—	—	—	(52,002)
Operating expenses	(474,568)	(26,907)	(2,018)	(503,493)	(133,296)	(44,143)	1,103	(679,829)
Other expenses	(719,669)	(5,495)	(383)	(725,547)	(141,392)	(588,884)	135,784	(1,320,039)
Total expenses (2)	(1,704,715)	(36,389)	(2,743)	(1,743,847)	(276,330)	(633,379)	143,326	(2,510,230)
Loss on minority interest in subsidiaries	(7)	(779)	505	(281)	(2,484)	(10,136)	—	(12,901)
Total net (loss) / income	(77,879)	938	353	(76,588)	2,903	19,639	—	(54,046)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)
Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements relating to Argentine Central Bank regulations (see Note 3.4.18. to the Consolidated Financial Statements).

Information technology

During 2006, the Bank continued with its plan to renovate the technological structure, introduced new project management methodologies, worked in cooperation with the businesses areas in the launching of campaigns and projects, and reinforced its control structure.

The project to renovate the branch office’s technological structure (communications, servers, user posts, peripherals, new technological architecture, new Financial Terminal) was completed within the settled deadlines with an outstanding level of user satisfaction, and complied excessively with foreseen benefits expectations: office efficiency improvements, lower maintenance and license costs, reinforced computer security, availability of the technological platform which is already allowing the development of new projects which would have been incompatible with the old technology and a significant improvement in the quality of assistance.

The branch network was also equipped with a check scanning system, something essential in order to fulfill the requirements of the Central Bank’s project to establish a single centralized check clearing system. This has been another step towards the introduction of document digitalization technologies in the offices, and already new developments are being analyzed in a search for greater efficiency and differential products for the customers.

Regarding the same issue, the use of the digitalization “island” implemented towards the end of last year has been on the increase and has been included within operational and commercial processes. The purpose is to work more and more with images to the detriment of the use of paper, which implies a better quality, efficiency and control.

On the other hand, the technology used by the Treasurer’s office has been totally updated, both in hardware and in software.

The Computer Center´s UPSs (Uninterrupted Power Supply) were replaced, improving some operational risk aspects, and the same was done with a significant number of obsolete Personal Computers and ATMs.

A significant improvement for the users was the replacement of the Optical Disk System used in several processes related to historical information inquiries, through up-to-date technology magnetic disks, which allows the customers get their statements account directly from the branches and without delay.

In respect to communication systems: (i) the process of bandwidth expansion on the links to the branches has started; (ii) the telephone system for the Bank’s central buildings was replaced in its entirety with the incorporation of IP Telephony; (iii) the deployment of Voice Over IP connections at the branches was completed; and (iv) WiFi networks for corporate use were installed.

As far as methodology is concerned, the execution of the corporate Demand Management model, which creates the role of Business Partner within the Organization area, has begun. The main goal here is to make everything related to projects managed by the Media Department more dynamic and efficient.

We also implemented a new design and development methodology for managing the life cycle of applications, which embraces aspects such as the admission of a requirement, definitions, development process documentation, tests, admission and deployment.

Finally, we encourage using the DMAS Six Sigma method (a recognized statistical process) for analyzing the Bank’s processes is still taking place.

Among the projects for developing new businesses, the following are worth mentioning:

▪ Development of management tools for the handling of massive campaigns;

▪ Relaunching the Mortgage channel;

▪ At Channels, Net Cash deployment, a new Internet banking product for the Corporate Banking segment;

▪ Relaunching the cellular phone channel for remote banking;

▪ Introducing prepaid card projects and different commercial campaigns related to payment means;

▪ Advances in the analysis and the implement of new technologies oriented to sales outside the branches.

Concerning Risks Area, we worked on new scoring types (Low Income, Behavioral, Proactive), and on new admission tools for “one-by-one” and massive campaigns (Decision Matrix, Scoring Bureau).

In the field of Regulatory, Control and Security issues, a significant milestone was the adaptation of the Bank’s internal controls in order to comply with the guidelines of the Sarbanes-Oxley act; other remarkable achievements were:

▪ Implementation of new systems and modules related to compliance with Basilea II;

▪ Implementation of the Business Recovery System (BRS) on the SUN platform (the second most important after the mainframe);

▪ Development of the Business Continuity plans for new contingency scenarios;

▪ Reinforcement of the encryption technology on the links to branches, bringing it to its present standards;

▪ Development of the branch evacuation plan.

In respect to information management, advancements were made related to the regional project of development commercial management system and to the construction of the technological structure of local tools for Data warehousing.

Lastly, we continued to perform infrastructure works as a complement of the commercial plans (opening and branches rebuild), and implemented a tape library for the storage of magnetic means belonging to the Computer Center.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2006 and 2005, BBVA owned approximately 76.09% and 75.59%, respectively, of Banco Francés’ capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2005, BBVA, through its subsidiaries, has a presence in 14 American countries and several countries throughout Europe, with 3,578 branch offices in Spain and 3,832 branch offices outside Spain, and 30,582 employees in Spain and 67,971 employees outside of Spain.

BBVA is a global financial group, organized in five major business areas: Retail Banking in Spain and Portugal, Wholesale and Investment Banking, México and the United States and, South América.

The tangible benefits provided by the BBVA Group to the Bank are the following:

▪ Sharing of technology;

▪ Development of new banking products that have been customized for the Argentine market;

▪ Leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪ BBVA’s participation in Banco Francés as a shareholder is both long term and strategic.

Subsidiaries of Banco Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2006 managed Ps.16.7 billion in pension fund holdings, and had a 16% market share in collections in Argentina according to information published by the Superintendence of AFJPs. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

Until recently we provided certain financial services to customers in the lower-income segment through our subsidiary Credilogros. On March 9, 2005 we entered into sale-purchase agreement with Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A. for the sale of our entire interest in Credilogros. As of June 28, 2006 Banco Central approved this operation by Resolution No. 146. This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred. Prior to that transaction, the capital stock structure of Credilogros, as of December 31, 2005, was as follows:

Banco Francés	69.5271%
Banco Bilbao Vizcaya Argentaria S.A.	29.9475%
Inversora Otar S.A.	0.5254%

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. During 2006, the Company continued to consolidate its growth. The total transactions increased by 80% with respect to 2005. The important generation of transactions implied a substantial improvement with respect to the previous year. The total credits granted amounted to 12,698 transactions, of which 10,393 corresponded to the financing of Renault units; 426 to the Nissan trademark; and 1,879 to used vehicles. The favorable evolution of the business was reflected in an increase of financing volumes, which surpassed 227 million pesos by the end of fiscal year 2006, including the leasing transactions (mainly fleet). It is to be noted that, while the sector financed in average 30% of the sales made, the Renault Network exceeded the market, financing up to 36% of its sales.

PSA Finance is located in Buenos Aires. This financial entity was organized in 2001 and its original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. The company’s business is to finance brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through motor-vehicle secured loans or leasing transactions. On October 31, 2003, with the approval of the Central Bank, Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and the latter settled the call received from Banco Francés for a total of Ps.11.7 million plus interest. During 2006, PSA increased its sales by 39% in respect to 2005, with a total of 5,367 contracts, of which 73% correspond to Peugeot, and 27% to liquidations of the Citroën trademark. Such whole sales represent a volume of 100 million pesos. On the other hand, PSA Finance also managed to increase its customers portfolio by 51% (from 5,451 customers by the end of 2005 to 8,254 customers in December 2006) while, although with lesser penetration (10.7% of the total according to the company), the Company also provided used car financing (it financed 58% more contracts than in 2005).

Until March 2004, we offered financial services in the Cayman Island through Banco Francés (Cayman) Ltd. On March 18, 2004 we sold our interest in Banco Francés (Cayman) Ltd. to BBVA.

The following chart reflects Banco Francés’s subsidiaries as of December 31, 2006:

(1)	On February 4, 2004, Atuel Fideicomisos S.A. acquired 95% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited.

The following information is related to subsidiaries and affiliates as of December 31, 2006:

Subsidiary or Associated Company	Country of Incorporation/ Residence	Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos) (4)
Atuel Fideicomisos S.A. and subsidiary (1)(3)	Argentina	99.99%	Trust services	20.2
Francés Valores Sociedad de Bolsa S.A. (1)(3)	Argentina	94.97%	Stock exchange brokerage	6.0
Consolidar Cía. de Seguros de Retiro S.A. (1)(3)	Argentina	66.67%	Insurance	110.5
Consolidar Seguros de Vida S.A. (1)(3)	Argentina	65.96%	Insurance	130.4
Consolidar AFJP S.A. (1)(3)	Argentina	53.89%	Pension and Retirement Fund Administrators	263.3
PSA Compañía Financiera S.A. (1)(3)	Argentina	50.00%	Financial Institution	27.1
Rombo Compañía Financiera S.A. (3)	Argentina	40.00%	Financial Institution	33.4
Consolidar ART S.A. (3)	Argentina	12.50%	Workers Compensation Insurance	173.0
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance Company	48.6
Assurex S.A. (2)	Argentina	12.50%	Insurance Broker	0.3

(1)	For information regarding the number of shares we hold in such entities, see Note 2. to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of June 30, 2005.
(3)	Total stockholders’ equity as of December 31, 2006.
(4)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of Banco Francés, if applicable.

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2006.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.39%	Clearing house	1.6
Interbanking S.A. (1)	Argentina	9.09%	Information services for financial markets	12.5
Argencontrol S.A. (1)	Argentina	7.77%	Agent Mandatary	0.9
Sedesa S.A. (1)	Argentina	12.57%	Deposit Guarantee Fund	12.0
Banelco S.A. (2)	Argentina	10.91%	Nationwide ATM network & credit card Adminstration	54.2
Visa Argentina S.A. (3)	Argentina	5.00%	Credit card issuer	24.2
AIG Latin American Fund (4)	Virgin Islands	19.50%	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2005.
(2)	Total Stockholders’ Equity as of November 30, 2006.
(3)	Total Stockholders’ Equity as of May 31, 2006.
(4)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2006, our branch network consisted of 232 branches, of which 114 were located in properties that we own and 118 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of Banco Francés and its subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each fiscal year were converted to average real rates as follows:

Rp =	1 + Np	- 1	Rd =	(1 + Nd)(1 + D)	- 1
	1 + I			1 + I

Where:

Rp: real average rate for Argentine peso-denominated (in the case of Banco Francés), assets and liabilities of Banco Francés;

Rd: real average rates for dollar-denominated assets and liabilities of Banco Francés and Banco Francés (Cayman) Ltd;

Np: nominal peso average rate in peso-denominated (in the case of Banco Francés), assets and liabilities for the period;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the period;

D: devaluation rate of the Argentine peso (in the case of Banco Francés), to the dollar for the period; and

I: Argentine inflation rate (“WPI”) (in the case of Banco Francés).

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

Rd=	(1+0.20)(1+0.15)	- 1	=	10.4% per annum
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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2006, 2005 and 2004. Average balances do not include the adjustments to prior years income (loss) mentioned in Note 3.4.18. to the Consolidated Financial Statements. These adjustments do not have an impact on Interest-earning assets or Interest-bearing liabilities.

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,349,751	551,972	8.68%	2,103,943	207,703	(0.65)%	1,060,651	170,136	7.53%
Dollars	248,714	38,763	9.20%	542,603	6,242	(6.76)%	870,829	33,282	0.13%
Total	3,598,465	590,735	8.72%	2,646,546	213,945	(1.90)%	1,931,480	203,418	4.19%
Loans (4)
Private Sector
Pesos	4,098,288	514,875	5.03%	2,640,539	304,134	0.84%	1,680,780	229,900	5.34%
Dollars	1,190,840	62,930	(0.53)%	695,066	37,074	(2.90)%	496,364	26,471	1.59%
Total	5,289,128	577,805	3.78%	3,335,605	341,208	0.06%	2,177,144	256,371	4.48%
Public Sector
Pesos	3,444,212	548,763	8.18%	6,150,407	899,429	3.65%	6,561,812	555,672	0.51%
Dollars	—	—	—	49,099	—	—	—	—	—
Total	3,444,212	548,763	8.18%	6,199,506	899,429	3.62%	6,561,812	555,672	0.51%
Deposits with the Central Bank
Pesos	102,384	10,714	3.07%	729,166	17,434	(7.41)%	108,931	643	(6.79)%
Dollars	570,220	6,577	(4.43)%	431,764	7,927	(6.13)%	—	—	—
Total	672,604	17,291	(3.29)%	1,160,930	25,361	(6.94)%	108,931	643	(6.79)%
Other assets
Pesos	1,064,259	116,124	3.49%	1,164,771	85,821	(2.91)%	787,658	44,587	(2.09)%
Dollars	116,023	7,179	0.32%	101,121	15,422	6.24%	262,881	16,666	2.56%
Total	1,180,282	123,303	3.18%	1,265,892	101,243	(2.18)%	1,050,539	61,253	(0.93)%
Total interest-earning assets
Pesos	12,058,894	1,742,448	6.79%	12,788,826	1,514,521	1.13%	10,199,832	1,000,938	1.76%
Dollars	2,125,797	115,449	(0.39)%	1,819,653	66,665	(4.44)%	1,630,074	76,419	0.97%
Total	14,184,691	1,857,897	5.72%	14,608,479	1,581,186	0.44%	11,829,906	1,077,357	1.65%

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,140,970	—	—	323,807	—	—	1,000,398	—	—
Dollars	385,450	—	—	315,285	—	—	630,871	—	—
Total	1,526,420	—	—	639,092	—	—	1,631,269	—	—
Investments in other companies
Pesos	51,153	—	—	62,218	—	—	295,773	—	—
Dollars	820	—	—	783	—	—	—	—	—
Total	51,973	—	—	63,001	—	—	295,773	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	964,129	—	—	1,201,801	—	—	1,427,228	—	—
Total	964,129	—	—	1,201,801	—	—	1,427,228	—	—
Allowance for loan losses
Pesos	(105,136)	—	—	(172,559)	—	—	(192,320)	—	—
Dollars	(28,288)	—	—	(69,057)	—	—	(161,137)	—	—
Total	(133,424)	—	—	(241,616)	—	—	(353,457)	—	—
Other assets
Pesos	841,928	—	—	541,249	—	—	275,729	—	—
Dollars	52,643	—	—	63,143	—	—	65,698	—	—
Total	894,571	—	—	604,392	—	—	341,427	—	—
Total non interest-earning assets
Pesos	2,893,044	—	—	1,956,516	—	—	2,806,808	—	—
Dollars	410,625	—	—	310,154	—	—	535,432	—	—
Total	3,303,669	—	—	2,266,670	—	—	3,342,240	—	—
TOTAL ASSETS
Pesos	14,951,938	—	—	14,745,342	—	—	13,006,640	—	—
Dollars	2,536,422	—	—	2,129,807	—	—	2,165,506	—	—
Total	17,488,360	—	—	16,875,149	—	—	15,172,146	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,342,303	4,224	(6.52)%	2,189,515	5,536	(9.35)%	2,061,226	10,652	(6.86)%
Dollars	772,591	587	(5.45)%	583,270	379	(7.76)%	363,986	306	(3.47)%
Total	3,114,894	4,811	(6.26)%	2,772,785	5,915	(9.01)%	2,425,212	10,958	(6.35)%
Time deposits
Pesos	5,112,665	425,598	1.08%	4,852,674	332,452	(3.38)%	3,972,531	176,391	(3.22)%
Dollars	737,069	12,119	(3.97)%	379,025	4,244	(6.79)%	195,105	1,925	(2.60)%
Total	5,849,734	437,717	0.44%	5,231,699	336,696	(3.63)%	4,167,636	178,316	(3.19)%
Borrowing from the Central Bank
Pesos	72,538	7,663	3.17%	1,247,803	171,537	2.86%	1,947,353	170,252	0.77%
Dollars	1,325	2	(5.38)%	1,503	3	(7.63)%	2,272	21	(2.66)%
Total	73,863	7,665	3.01%	1,249,306	171,540	2.84%	1,949,625	170,273	0.76%
Borrowings from other financial institutions
Pesos	98,702	9,046	1.86%	38,267	1,483	(6.07)%	67,013	1,727	(4.95)%
Dollars	306,806	19,243	0.40%	257,832	13,373	(3.04)%	469,015	13,690	(0.74)%
Total	405,508	28,289	0.76%	296,099	14,856	(3.43)%	536,028	15,417	(1.27)%
Corporate bonds
Pesos	—	—	—	—	—	—	8,573	1,232	5.98%
Dollars	271,742	18,732	0.99%	317,516	15,612	(3.29)%	406,627	10,929	(0.96)%
Total	271,742	18,732	0.99%	317,516	15,612	(3.29)%	415,200	12,161	(0.82)%
Other liabilities
Pesos	428,426	26,932	(0.83)%	391,081	31,522	(2.29)%	528,554	25,426	(2.88)%
Dollars	37,512	10	(5.50)%	37,018	43	(7.71)%	143,762	2,318	(2.00)%
Total	465,938	26,942	(1.20)%	428,099	31,565	(2.76)%	672,316	27,744	(2.69)%
Total interest-bearing liabilities
Pesos	8,054,634	473,463	(1.21)%	8,719,340	542,530	(3.95)%	8,585,250	385,680	(3.17)%
Dollars	2,127,045	50,693	(3.27)%	1,576,164	33,654	(5.85)%	1,580,767	29,189	(1.77)%
Total	10,181,679	524,156	(1.64)%	10,295,504	576,184	(4.24)%	10,166,017	414,869	(2.96)%

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	2,094,140	—	—	1,636,017	—	—	1,122,143	—	—
Dollars	24,537	—	—	13,007	—	—	5,578	—	—
Total	2,118,677	—	—	1,649,024	—	—	1,127,721	—	—
Other liabilities
Pesos	2,917,529	—	—	2,789,191	—	—	2,100,406	—	—
Dollars	290,635	—	—	210,525	—	—	180,886	—	—
Total	3,208,164	—	—	2,999,716	—	—	2,281,292	—	—
Minority interest
Pesos	197,278	—	—	182,288	—	—	167,069	—	—
Total	197,278	—	—	182,288	—	—	167,069	—	—
Stockholders’ equity
Pesos	1,782,562	—	—	1,748,617	—	—	1,430,047	—	—
Total	1,782,562	—	—	1,748,617	—	—	1,430,047	—	—
Total non-interest bearing liabilities and stockholders equity
Pesos	6,991,509	—	—	6,356,113	—	—	4,819,665	—	—
Dollars	315,172	—	—	223,532	—	—	186,464	—	—
Total	7,306,681	—	—	6,579,645	—	—	5,006,129	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	15,046,143	—	—	15,075,453	—	—	13,404,915	—	—
Dollars	2,442,217	—	—	1,799,696	—	—	1,767,231	—	—
Total	17,488,360	—	—	16,875,149	—	—	15,172,146	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2006, 2005 and 2004.

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,349,751	551,972	16.48%	2,103,943	207,703	9.87%	1,060,651	170,136	16.04%
Dollars	248,714	38,763	15.59%	542,603	6,242	1.15%	870,829	33,282	3.82%
Total	3,598,465	590,735	16.42%	2,646,546	213,945	8.08%	1,931,480	203,418	10.53%
Loans (4)
Private Sector
Pesos	4,098,288	514,875	12.56%	2,640,539	304,134	11.52%	1,680,780	229,900	13.68%
Dollars	1,190,840	62,930	5.28%	695,066	37,074	5.33%	496,364	26,471	5.33%
Total	5,289,128	577,805	10.92%	3,335,605	341,208	10.23%	2,177,144	256,371	11.78%
Public Sector
Pesos	3,444,212	548,763	15.93%	6,150,407	899,429	14.62%	6,561,812	555,672	8.47%
Dollars	—	—	—	49,099	—	—	—	—	—
Total	3,444,212	548,763	15.93%	6,199,506	899,429	14.51%	6,561,812	555,672	8.47%
Deposits with the Central Bank
Pesos	102,384	10,714	10.46%	729,166	17,434	2.39%	108,931	643	0.59%
Dollars	570,220	6,577	1.15%	431,764	7,927	1.84%	—	—	—
Total	672,604	17,291	2.57%	1,160,930	25,361	2.18%	108,931	643	0.59%
Other assets
Pesos	1,064,259	116,124	10.91%	1,164,771	85,821	7.37%	787,658	44,587	5.66%
Dollars	116,023	7,179	6.19%	101,121	15,422	15.25%	262,881	16,666	6.34%
Total	1,180,282	123,303	10.45%	1,265,892	101,243	8.00%	1,050,539	61,253	5.83%
Total interest-earning assets
Pesos	12,058,894	1,742,448	14.45%	12,788,826	1,514,521	11.84%	10,199,832	1,000,938	9.81%
Dollars	2,125,797	115,449	5.43%	1,819,653	66,665	3.66%	1,630,074	76,419	4.69%
Total	14,184,691	1,857,897	13.10%	14,608,479	1,581,186	10.82%	11,829,906	1,077,357	9.11%

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,140,970	—	—	323,807	—	—	1,000,398	—	—
Dollars	385,450	—	—	315,285	—	—	630,871	—	—
Total	1,526,420	—	—	639,092	—	—	1,631,269	—	—
Investments in other companies
Pesos	51,153	—	—	62,218	—	—	295,773	—	—
Dollars	820	—	—	783	—	—	—	—	—
Total	51,973	—	—	63,001	—	—	295,773	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	964,129	—	—	1,201,801	—	—	1,427,228	—	—
Total	964,129	—	—	1,201,801	—	—	1,427,228	—	—
Allowance for loan losses
Pesos	(105,136)	—	—	(172,559)	—	—	(192,320)	—	—
Dollars	(28,288)	—	—	(69,057)	—	—	(161,137)	—	—
Total	(133,424)	—	—	(241,616)	—	—	(353,457)	—	—
Other assets
Pesos	841,928	—	—	541,249	—	—	275,729	—	—
Dollars	52,643	—	—	63,143	—	—	65,698	—	—
Total	894,571	—	—	604,392	—	—	341,427	—	—
Total non interest-earning assets
Pesos	2,893,044	—	—	1,956,516	—	—	2,806,808	—	—
Dollars	410,625	—	—	310,154	—	—	535,432	—	—
Total	3,303,669	—	—	2,266,670	—	—	3,342,240	—	—
TOTAL ASSETS
Pesos	14,951,938	—	—	14,745,342	—	—	13,006,640	—	—
Dollars	2,536,422	—	—	2,129,807	—	—	2,165,506	—	—
Total	17,488,360	—	—	16,875,149	—	—	15,172,146	—	—

(1)	Average Balances are dived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,342,303	4,224	0.18%	2,189,515	5,536	0.25%	2,061,226	10,652	0.52%
Dollars	772,591	587	0.08%	583,270	379	0.07%	363,986	306	0.08%
Total	3,114,894	4,811	0.15%	2,772,785	5,915	0.21%	2,425,212	10,958	0.45%
Time deposits
Pesos	5,112,665	425,598	8.32%	4,852,674	332,452	6.85%	3,972,531	176,391	4.44%
Dollars	737,069	12,119	1.64%	379,025	4,244	1.12%	195,105	1,925	0.99%
Total	5,849,734	437,717	7.48%	5,231,699	336,696	6.44%	4,167,636	178,316	4.28%
Borrowing from the Central Bank
Pesos	72,538	7,663	10.56%	1,247,803	171,537	13.75%	1,947,353	170,252	8.74%
Dollars	1,325	2	0.15%	1,503	3	0.21%	2,272	21	0.93%
Total	73,863	7,665	10.38%	1,249,306	171,540	13.73%	1,949,625	170,273	8.73%
Borrowings from other financial institutions
Pesos	98,702	9,046	9.16%	38,267	1,483	3.87%	67,013	1,727	2.58%
Dollars	306,806	19,243	6.27%	257,832	13,373	5.19%	469,015	13,690	2.92%
Total	405,508	28,289	6.98%	296,099	14,856	5.02%	536,028	15,417	2.88%
Corporate bonds
Pesos	—	—	—	—	—	—	8,573	1,232	14.37%
Dollars	271,742	18,732	6.89%	317,516	15,612	4.92%	406,627	10,929	2.69%
Total	271,742	18,732	6.89%	317,516	15,612	4.92%	415,200	12,161	2.93%
Other liabilities
Pesos	428,426	26,932	6.29%	391,081	31,522	8.06%	528,554	25,426	4.81%
Dollars	37,512	10	0.03%	37,018	43	0.12%	143,762	2,318	1.61%
Total	465,938	26,942	5.78%	428,099	31,565	7.37%	672,316	27,744	4.13%
Total interest-bearing liabilities
Pesos	8,054,634	473,463	5.88%	8,719,340	542,530	6.22%	8,585,250	385,680	4.49%
Dollars	2,127,045	50,693	2.38%	1,576,164	33,654	2.14%	1,580,767	29,189	1.85%
Total	10,181,679	524,156	5.15%	10,295,504	576,184	5.60%	10,166,017	414,869	4.08%

	Fiscal Years ended December 31,
	2006			2005			2004
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	2,094,140	—	—	1,636,017	—	—	1,122,143	—	—
Dollars	24,537	—	—	13,007	—	—	5,578	—	—
Total	2,118,677	—	—	1,649,024	—	—	1,127,721	—	—
Other liabilities
Pesos	2,917,529	—	—	2,789,191	—	—	2,100,406	—	—
Dollars	290,635	—	—	210,525	—	—	180,886	—	—
Total	3,208,164	—	—	2,999,716	—	—	2,281,292	—	—
Minority interest
Pesos	197,278	—	—	182,288	—	—	167,069	—	—
Total	197,278	—	—	182,288	—	—	167,069	—	—
Stockholders’ equity
Pesos	1,782,562	—	—	1,748,617	—	—	1,430,047	—	—
Total	1,782,562	—	—	1,748,617	—	—	1,430,047	—	—
Total non-interest-bearing liabilities and stockholders equity
Pesos	6,991,509	—	—	6,356,113	—	—	4,819,665	—	—
Dollars	315,172	—	—	223,532	—	—	186,464	—	—
Total	7,306,681	—	—	6,579,645	—	—	5,006,129	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	15,046,143	—	—	15,075,453	—	—	13,404,915	—	—
Dollars	2,442,217	—	—	1,799,696	—	—	1,767,231	—	—
Total	17,488,360	—	—	16,875,149	—	—	15,172,146	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005, for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 and for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2006/December 2005 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	205,284	138,985	344,269	102,995	(65,428)	37,567	46,604	53,939	100,543
Dollars	(45,805)	78,326	32,521	(3,776)	(23,264)	(27,040)	(52,515)	80,343	27,828
Total	159,479	217,311	376,790	99,219	(88,692)	10,527	(5,911)	134,282	128,371
Loans
Private sector
Pesos	183,139	27,602	210,741	110,544	(36,310)	74,234	56,009	(53,700)	2,309
Dollars	26,199	(343)	25,856	10,599	4	10,603	(21,900)	13,912	(7,988)
Total	209,338	27,259	236,597	121,143	(36,306)	84,837	34,109	(39,788)	(5,679)
Public sector
Pesos	(431,175)	80,509	(350,666)	(60,163)	403,920	343,757	(42,616)	64,396	21,780
Dollars	—	—	—	—	—	—	(11,615)	—	(11,615)
Total	(431,175)	80,509	(350,666)	(60,163)	403,920	343,757	(54,231)	64,396	10,165
Deposits with the Central Bank
Pesos	(65,591)	58,871	(6,720)	14,829	1,962	16,791	(4,915)	(3,165)	(8,080)
Dollars	1,597	(2,947)	(1,350)	7,927	—	7,927	—	—	—
Total	(63,994)	55,924	(8,070)	22,756	1,962	24,718	(4,915)	(3,165)	(8,080)
Other assets
Pesos	(10,967)	41,270	30,303	27,786	13,448	41,234	18.739	(26,487)	(7,748)
Dollars	922	(9,165)	(8,243)	(24,670)	23,426	(1,244)	(3,931)	(16,698)	(20,629)
Total	(10,045)	32,105	22,060	3,116	36,874	39,990	14,808	(43,185)	(28,377)
Total interest-earning assets
Pesos	(119,310)	347,237	227,927	195,991	317,592	513,583	73,821	34,983	108,804
Dollars	(17,087)	65,871	48,784	(9,920)	166	(9,754)	(89,961)	77,557	(12,404)
Total	(136,397)	413,108	276,711	186,071	317,758	503,829	(16,140)	112,540	96,400

	December 2006/December 2005 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in			December 2004/December 2003 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	275	(1,587)	(1,312)	324	(5,440)	(5,116)	6,862	(436)	6,426
Dollars	144	64	208	142	(69)	73	76	(1,352)	(1,276)
Total	419	(1,523)	(1,104)	466	(5,509)	(5,043)	6,938	(1,788)	5,150
Time deposits
Pesos	21,643	71,503	93,146	60,297	95,764	156,061	(26,255)	(272,555)	(298,810)
Dollars	5,887	1,988	7,875	2,059	260	2,319	(2,555)	(1,215)	(3,770)
Total	27,530	73,491	101,021	62,356	96,024	158,380	(28,810)	(273,770)	(302,580)
Borrowings from the Central Bank
Pesos	(124,148)	(39,726)	(163,874)	(96,169)	97,454	1,285	(19,259)	65,836	46,577
Dollars	—	(1)	(1)	(2)	(16)	(18)	(6)	(97)	(103)
Total	(124,148)	(39,727)	(163,875)	(96,171)	97,438	1,267	(19,265)	65,739	46,474
Borrowings from other financial institutions
Pesos	5,539	2,024	7,563	(1,113)	869	(244)	(1,549)	(7,820)	(9,369)
Dollars	3,072	2,798	5,870	(10,953)	10,636	(317)	(28,452)	(17,590)	(46,042)
Total	8,611	4,822	13,433	(12,066)	11,505	(561)	(30,001)	(25,410)	(55,411)
Corporate bonds
Pesos	—	—	—	—	(1,232)	(1,232)	(1,240)	429	(811)
Dollars	(3,155)	6,275	3,120	(4,382)	9,065	4,683	(1,585)	(4,937)	(6,522)
Total	(3,155)	6,275	3,120	(4,382)	7,833	3,451	(2,825)	(4,508)	(7,333)
Other liabilities
Pesos	2,348	(6,938)	(4,590)	(11,081)	17,177	6,096	(8,599)	18,462	9,863
Dollars	1	(34)	(33)	(125)	(2,150)	(2,275)	(4,123)	(379)	(4,502)
Total	2,349	(6,972)	(4,623)	(11,206)	15,027	3,821	(12,722)	18,083	5,361
Total interest-bearing liabilities
Pesos	(94,343)	25,276	(69,067)	(47,742)	204,592	156,850	(50,040)	(196,084)	(246,124)
Dollars	5,949	11,090	17,039	(13,261)	17,726	4,465	(36,645)	(25,570)	(62,215)
Total	(88,394)	36,366	(52,028)	(61,003)	222,318	161,315	(86,685)	(221,654)	(308,339)

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2006	2005	2004
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	12,058,894	12,788,826	10,199,832
Dollars	2,125,797	1,819,653	1,630,074
Total	14,184,691	14,608,479	11,829,906
Net interest income (1)
Pesos	1,268,986	971,991	615,258
Dollars	64,758	33,011	47,230
Total	1,333,744	1,005,002	662,488
Net interest margin (2)
Pesos	10.52%	7.60%	6.03%
Dollars	3.05%	1.81%	2.90%
Weighted average rate	9.40%	6.88%	5.60%
Yield spread nominal basis (3)
Pesos	8.57%	5.62%	5.32%
Dollars	3.05%	1.52%	2.84%
Weighted average rate	7.95%	5.22%	5.03%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,
	2006	2005	2004 (3)
	(in thousands of pesos, except percentages)
Net (loss) / income	180,037	117,204	(54,046)
Average total assets (1)	17,409,189	16,012,710	16,199,756
Average stockholders’ equity (1)	1,878,066	1,742,945	1,629,160
Stockholders’ equity at the end of the fiscal year	1,954,584	1,801,547	1,684,343
Net income as a percentage of:
Average total assets	1.03%	0.73%	(0.33)%
Average stockholders’ equity	9.59%	6.72%	(3.32)%
Declared cash dividends	90,000	27,000	—
Dividend payout ratio (2)	49.99%	23.04%	—
Average stockholders’ equity as a percentage of average total assets	10.79%	10.88%	10.06%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
Declared cash dividends stated as percentage of net income. No cash dividend was declared for 2002 and 2001. Since April 2002, the Central Bank has suspended the payment of dividends. As of June 2, 2004 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information - Dividends”.

(3)
Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.4.18. to the Consolidated Financial Statements).

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2006, 2005, and 2004 by type and currency of denomination.

	Fiscal Years ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Government securities
In pesos:
Investment accounts
Argentine Treasury bills	—	—	58,169
Argentine bonds	406,674	360,516	—
Holding for trading or financial transactions
Debt consolidation bonds—Social security (BOCON)	16,465	45,238	1,670
Argentine bonds	238,981	456,637	54,453
Argentine Treasury bills	—	—	9,032
Other debt bonds	7,695	1,077	12,539
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	75,139	1,160,312	958,979
Argentine Central Bank notes (NOBAC)	2,445,767	1,088,526	40,584
Unlisted government securities
Argentine bonds (BOGAR 2018)	—	—	451,121
Argentine bonds (BOGAR 2020)	843,792	—	630
Tax credit certificates	5	6	41,151
Total government securities in pesos	4,034,518	3,112,312	1,628,328
In foreign currency:
Investment accounts
Argentine bonds	108,622	74,588	78,384
Argentine external bills (VEY4D)	—	—	594,593
Other debt bonds	—	—	11,756
Holding for trading or financial transactions
Argentine bonds	40,406	151,682	32,789
Medium term Treasury bonds (BONTE)	—	—	5,165
Other debt bonds	276	10,203	13,140
Total government securities in foreign currency	149,304	236,473	735,827
Total government securities	4,183,822	3,348,785	2,364,155
Investments in listed private securities
Shares	40,975	28,284	40,965
Corporate bonds—Listed	75,813	87,541	93,102
Mutual funds	35,650	18,925	45,145
Certificates of participation in financial trusts	50,958	21,099	—
Total private securities	203,396	155,849	179,212
Subtotal government and private securities	4,387,218	3,504,634	2,543,367
Allowances	(15,186)	(323)	(66,419)
Total government and private securities	4,372,032	3,504,311	2,476,948
Corporate bonds—Unlisted	58,684	78,228	99,691

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2006 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Investment accounts
Argentine bonds (*)	1,823	—	—	404,851	406,674
Holding for trading on financial transactions
Debt consolidation bonds-Social security (BOCON) (*)	6,125	10,154	186	—	16,465
Argentine bonds (*)	13,711	52,163	48,791	124,316	238,981
Other debt bonds	434	7,261	—	—	7,695
Instruments issued by the Argentine Central Banks
Argentine Central Bank bills (LEBAC) (*)	75,139	—	—	—	75,139
Argentine Central Bank notes (NOBAC) (*)	918,812	1,526,955	—	—	2,445,767
Unlisted Government Securities
Argentine bonds (BOGAR 2020) (*)	6,750	205,885	249,425	381,732	843,792
Tax credit certificates	5	—	—	—	5
Total government securities in pesos	1,022,799	1,802,418	298,402	910,899	4,034,518
In foreign currency:
Investment accounts
Argentine bonds (*)	18,102	90,520	—	—	108,622
Holding for trading on financial transactions
Argentine bonds (*)	380	26,370	9,088	4,568	40,406
Other debt bonds	—	255	—	21	276
Total government securities in foreign currency	18,482	117,145	9,088	4,589	149,304
Total government securities	1,041,281	1,919,563	307,490	915,488	4,183,822
Certificates of participation on financial trust	2,408	42,017	6,533	—	50,958
Corporate bonds—Listed	18,150	45,666	8,280	3,717	75,813
Corporate bonds —Unlisted	704	57,814	166	—	58,684
Weighted average yield (for the securities indicated with * )	10.22%	9.35%	4.95%	5.23%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2006, 2005 and 2004. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Principal
Advances (1)	1,469,368	733,514	272,275
Notes discounted and purchased (2)	793,195	560,863	251,332
Secured with mortgages	460,559	394,678	401,064
Consumer loans (3)	1,313,816	962,281	572,675
Financial loans (4)	436,126	142,307	169,509
Loans to governmental sector (5)	2,887,276	4,623,626	6,927,719
Other loans	2,282,243	1,364,291	964,177

Less: Unaccrued interest and unused collections (6)	(5,543)	(154,763)	(112,764)

Less: Difference arising from purchase of portfolio	(90)	(89)	(88)

Plus: Interest and exchange differences receivable	64,330	39,653	25,517

Less: Allowance for loan losses	(167,097)	(184,885)	(202,693)
Total	9,534,183	8,481,476	9,268,723

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
(6) Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Liquid guarantees	60,813	4,722,686	6,992,645
Preferred guarantees	517,028	483,234	445,306
Total	577,841	5,205,920	7,437,951

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

Risk Management in 2006

The political stability and a steady growth of the country’s economic activity for the fourth consecutive year were the factors that promoted increased business activities. Within this favorable environment, BBVA Banco Francés was able to consolidate a performance that led to a sustained market share growth, while maintaining default levels in line with the historical standards. In line with such objective, the Bank introduced innovative credit policies into the market. The steady growth of the private portfolio reached 65%, equivalent to 2,851 billion pesos, and was attained jointly with by a significant fall in the non-performing ratio (NPL with respect to total financing transactions, including public loans), which decreased from 1.12% in December 2005 to 0.86% in December 2006. Following the same trend, the non-performing ratio on considering only the private portfolio fell from 2.11% in December 2005 to 1.11% at the end of 2006. Both figures point to a record for the Bank’s credit transactions in the country. On the other hand, it is very important to point out that BBVA Banco Francés continued with its provisioning policy, which made it possible for it to have a 212% coverage ratio (44% above the previous year).

In 2006, the Admission and Global Risk Management areas designed and implemented new technology policies and tools which facilitated significant growth rates and improvements in the quality of the different portfolios. The actions implemented in 2006 included a reassessment of the reactive scorings for the various retail products and the development of predictive scorings, which amplified the growth possibilities of profitable investment in retail banking with greater risk diversification. With respect to Corporate and Middle Market segments, we updated the internal per-customer rating tool, as a prelude to a strategy aimed at a sustained growth of these segments. Furthermore, Risk area also implemented a deep revision and optimization of the risk circuits.

The Credit Recovery Department, on the other hand, maintained its leading role thanks to an efficient management of the non-performing portfolio, which brought about a high level of collection in charged-off portfolios. In this sense, in 2006, with 48 million pesos, BBVA Banco Francés placed itself among the front line entities.

The Operational Risk unit continued with the implementation of applicatives according to its medium-term plan, which made it possible for it to close the year in full compliance with its objectives. Consequently, the area defined, analyzed and completed mitigation actions on 119 operational risk factors considered as high priority. Likewise, during the year a large part of the operational risk measurements taken in previous years were revised and updated.

The year 2006 also made it possible to consolidate the Market Risk unit, which continued to strengthen its control and monitoring of the market risks through the use of the AC VaR corporate tools. Limits were fixed for 2007 as regards to structural risks, both with reference to financial margin sensitivity and economic value sensitivity. Control and monitoring was also extended to liquidity, market and credit risks affecting the funds managed by related companies.

Risks Management actively contributed to consolidate the multi-discipline work team created for developing methodologies oriented to the migration to a model with emphasis on Return Adjusted by Risk (RAR), with the ambitious aim to bring about its massive application to Banking areas, Products and Customers by 2008. It was thus possible to install -in a quite effective manner- the ABC applicative which automatically homogenizes the conciliation of accounting information with all technological applicatives.

Finally, as part of this medium-term strategy, we continued to work in the development of internal processes to place the Bank in a position to achieve the advanced model standard in terms of the new Basle Agreement (BIS II) in 2008, which exceeded the requirement by far, both as regards implementation times and the type of methodology required by the Central Bank, whose rules are aimed at implementing the Basle II Agreement according to the Simplified Method by 2010.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2006, 2005 and 2004. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,
	2006		2005		2004
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	185,041	1.91%	238,549	2.75%	96,136	1.02%
Beverage	189,651	1.95%	136,097	1.57%	41,335	0.44%
Chemicals	—	—	—	—	53	—
Construction	82,077	0.85%	79,900	0.92%	66,068	0.70%
Consumer	1,721,651	17.75%	1,336,441	15.42%	941,556	9.94%
Electrical machinery	64,021	0.66%	29,667	0.34%	31,512	0.33%
Financial sector	436,126	4.50%	142,307	1.64%	169,509	1.79%
Foodstuff	625,045	6.44%	175,622	2.03%	152,421	1.61%
Government services	2,887,276	29.76%	4,623,626	53.35%	6,927,719	73.14%
Industrial metals	129,272	1.33%	70,012	0.81%	106,839	1.13%
Leather and fur product	73,993	0.76%	52,580	0.61%	9,976	0.11%
Mining products	422,255	4.35%	402,258	4.64%	152,492	1.61%
Oil and carbon	448,322	4.62%	351,029	4.05%	173,849	1.84%
Others	1,601,192	15.70%	509,333	5.88%	207,860	2.17%
Other manufacturing	99,885	1.03%	76,672	0.88%	11,409	0.12%
Printers, publishers and related industries	15,255	0.16%	3,527	0.04%	3,984	0.04%
Rubber products	69,291	0.71%	42,366	0.49%	23,263	0.25%
Retail trade	259,731	2.68%	198,933	2.30%	135,851	1.43%
Services	10,591	0.11%	256	—	111,322	1.18%
Shoes, apparel and other textile products	11,670	0.12%	7,660	0.09%	5,144	0.05%
Textile	26,751	0.28%	13,336	0.15%	8,278	0.09%
Tobacco	8,214	0.08%	11,927	0.14%	2,523	0.03%
Transportation material	135,341	1.40%	77,613	0.90%	37,967	0.40%
Wholesale trade	171,592	1.77%	78,267	0.90%	48,030	0.51%
Wood products and cork	27,127	0.28%	8,472	0.10%	6,408	0.07%
Total	9,701,370	100.00%	8,666,450	100.00%	9,471,504	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2006 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2006	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	2,887,276	3,931	216,559	2,287,402	379,384
To the financial sector	436,126	86,456	241,700	107,970	—
To the non-financial private sector and residents abroad	6,377,968	3,618,679	1,448,110	1,035,282	275,897
Overdraft	1,483,874	1,305,710	174,472	3,692
With privileged guarantees	563,180	29,370	62,888	203,799	267,123
Credit cards	527,169	527,169	—	—	—
Other	3,803,745	1,756,430	1,210,750	827,791	8,774
Total	9,701,370	3,709,066	1,906,369	3,430,654	655,281
Percentage of total loan portfolio	100.00%	38.23%	19.65%	35.36%	6.76%

Foreign Country Outstanding Positions

Since December 31, 2004 Banco Francés has not booked cross border outstanding positions exceeding 1% of total assets. Cross-border outstanding are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina.

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2006

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2006. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2006
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	3,069,071
Foreign currency	89,498
3,158,569
Fixed Rate
Pesos	5,078,256
Foreign currency	1,384,669
6,462,925
Non-performing (1)
Pesos	75,319
Foreign currency	4,557
79,876
Total	9,701,370
(1)	For additional information on non-performing loans see “Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2006.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	2,666,786
To the financial sector	107,970	—
To the non-financial private sector and residents abroad	1,156,674	154,504
Total	1,264,644	2,821,290

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

The principal criterion applied to loans in the consumer portfolio is delinquency aging, irrespective of the fact that, prior to the granting of financing, debtors payment capacity should be analyzed, evaluating:

▪	The allocation of their periodic income in relation to the totality of credit commitments assumed; or

▪	Through the use of the credit scoring method.

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

▪  Financial institutions liquidated by the Central Bank,
▪  Entities created as a result of the privatization of public financial institutions and in the process of dissolution,
▪  Financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy,
▪  Any trust in which SEDESA is the beneficiary.

(b)
A foreign borrower (including banks or other financial institutions) which is not classified as “investment grade” by any of the rating agencies admitted by the Central Bank pursuant to the Evaluation of Financial Entities’s standards, except for the following:

▪  Foreign banks or other financial institutions controlling or controlled by the financial entity under the consolidated or other supervision systems approved by the Central Bank,
▪  Financing that is:

o	Secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies admitted by the Central Bank;
o
Related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Cedel, Euroclear or the Depositary Trust Company), arising from the usual business practices in the market in which they are made;

o	Related to foreign trade transactions;
o	Entailing swaps of dollars and domestic government bonds at market price, with sufficient margins, involving custodians admitted by the Central Bank;
o	Foreign banks or financial institutions subject to the consolidated supervision system which controls local financial institutions organized as corporations (sociedades anónimas);
o
Other foreign banks authorized to take part in reciprocal payment and credit regimes to which the Central Bank is a party, to the extent the controlling financial entity is subject to a consolidated supervision system; and

o
Non-financial private sector clients whose debt together with the amount of the financing requested at the time of granting it, exceeds the lower of 2.5% of the bank’s computable equity responsibility as at the last day of the preceding month or the equivalent to Ps.1,000,000, and who have not submitted a sworn statement as to whether they are related or not to the respective financial agent, or whether their relationship with the latter implies the existence of controlling influence, or who have not updated their previous statement.

▪  Assistance provided through foreign subsidiaries or branches of local financial institutions under the consolidated supervision system, to the extent the financial assistance is not funded directly or indirectly by local financial institutions.

Irrespective of the fact that the analyses that preceded the granting of financing should also take into account debtors’ payment capacity by evaluating the allocation of their periodical income in relation to the totality of credit commitments assumed, the classification of these clients shall be made (at the end of each month) exclusively considering objective patterns related to the degree of compliance of their obligations as they become due or their legal situation, as well as the information deriving from the “Financial System Debtors Department” provided they reflect quality levels lower than those assigned by the entity.

Payment capacity evaluation based on the borrower’s income will not be mandatory, as long as specific evaluation methods are used or the borrowers’ loans are for minimal amounts in terms of point 1.1.3.3, Section 1 of the “Credit Management” rules.

The specific evaluation methods mentioned above are those known as “Credit Scoring and Screening”.

The limits to take into account for applying these methods are as follows:

i)	Eligible borrowers:

Natural persons non related to the financial entity.

ii)	Individual limit:

The capital owed may at any time exceed the following limits, per class of credit and per client:

▪  Dwelling mortgage loans: Ps.200,000

▪  Chattel mortgage car loans: Ps.50,000

▪  Personal loans and financing by credit card: Ps.15,000

iii)	Verification of the method used.

The financial entities may submit for verification the methods used (Screening, Credit Scoring) in accordance with the procedure to be set forth by the Financial and Exchange Entities Superintendence, irrespective of maintaining their applicability as long as no objections arise thereon. However, the verification of the methodology according to the said procedure will be mandatory if on the last day of the month prior to the preceding month, the aggragate amount due under the loans referred to under point ii) above exceeds the greater of the equivalent of 15% of the computable equity liability of the bank for the month prior to the preceding month and Ps.30,000,000, without exceeding (in case the amount in absolute value is greater) the equivalent of 50% of such computable equity liability.

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

	Loan Loss Provision Required
	With Preferred “A” Guarantees	With Preferred “B” Guarantees		Without Preferred “A” or Preferred “B” Guarantees
Normal (1)	1%	1%		1%
Inadequate servicing / Special tracking - under observation (3)	1%	3%		5%
Special tracking - under negotiation or with refinancing agreements (3)	1%	6%		12%
Deficient servicing / Problem	1%	12%		25%
Difficult recovery / High risk of insolvency	1%	25%		50%
Irrecoverable	1%	50%		100%
Irrecoverable for technical decision	1%	100	%(2)	100	%(2)
Additional loans (4)	1%	1%		1%

(1)	The Bank accounted an aditional allowance of 0.25% over its loan portfolio in normal situation, respect of the minimum required by the Argentine Central Bank.
(2)
The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.

(3)	The entity has not yet classified its debtors in the “Special tracking -under negotiation or with refinancing agreements” category.
(4)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult recovery/High risk of insolvency	20%
Deficient servicing/Problem	30%
Inadequate servicing/Potential risk	40%

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

The Central Bank regulations set requirements for the review by banks of their classification of borrowers. The classification given to borrowers whose outstanding loans represent at any given time more than 5% of the lending bank’s risk weighted capital must be reviewed at least on a quarterly basis. The classification given to borrowers whose outstanding loans represent at any time between 1.00% and 5.00% of the lending bank’s risk weighted capital, or are for an amount greater than Ps.1.0 million, must be reviewed at least every six months. The classification of all other types of borrowers must be reviewed at least once a year. In addition, banks must review the classification given to a borrower in any of the following situations:

▪	Any time the Central Bank modifies the definition of its borrower classifications;

▪	Any time another bank downgrades a borrower whose loan standings are greater than 10% of the total loans outstanding in the Argentine financial system;

▪	Any time a credit rating agency downgrades by more than one category the rating assigned to bonds issued by such borrower;

▪	If the Central Bank requires it as a result of an inspection; and

▪
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

We are therefore fully compliant with the Central Bank requirements relating to borrower declassifications. We also fully complied with the provisioning requirements regarding all our normal loans; that is, we had established the full 1.0% provision for normal loans, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “Difficult Recovery”, “High Risk of Insolvency” and “Irrecoverable”. In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See Note 3.4.5. to the Consolidated Financial Statements.

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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2006	%	2005	%	2004	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	9,573,812	98.68%	8,489,941	97.96%	9,190,677	97.04%
Inadequate servicing and potential risk	47,684	0.49%	83,037	0.96%	175,691	1.85%
Deficient servicing and with problem	13,273	0.14%	11,829	0.14%	52,118	0.55%
Difficult recovery and high risk of insolvency	29,733	0.31%	68,160	0.79%	21,965	0.23%
Irrecoverable	36,041	0.37%	13,362	0.15%	30,921	0.33%
Irrecoverable for technical decision	827	0.01%	121	—	132	—
Total	9,701,370	100.00%	8,666,450	100.00%	9,471,504	100.00%

By Communications “A” 4060 and “A” 4242, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

▪	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

▪	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to Special tracking - under observation situation.

▪	Modification in the conditions for preferred “A” guarantees - Credit Securities (checks / promissory notes/invoices).

▪	Extension to 18 months of the term for considering mortgage guarantees (in force until June 30, 2004).

▪	Flexibility of percentages for the granting of “additional credit”.

In addition to this, Communication “A” 4467, extended until December 31, 2005 the effect of the following temporary provisions of the regulation on Classification of Debtors:

▪
It extended until June 30, 2006 the temporary provisions of Communication “A” 4060 which permits the reclassification of debtors restructured on the basis of their repayment capacity as being in normal situation, with the agreement of the Board of Directors.

▪
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

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2006, 2005, 2004, 2003 and 2002 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2006		2005		2004		2003		2002
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	2,086,773	98.06%	1,442,324	98.09%	936,401	96.61%	747,257	92.05%	783,601	79.94%
Normal (Commercial)	7,487,039	98.85%	7,047,617	97.94%	8,254,276	97.08%	7,195,596	90.12%	7,986,855	85.27%
	9,573,812	98.69%	8,489,941	97.96%	9,190,677	97.04%	7,942,853	90.30%	8,770,456	84.77%
Inadequate servicing (Consumer)	20,138	0.95%	8,518	0.58%	7,576	0.78%	8,892	1.10%	21,528	2.20%
Special tracking (Commercial)	27,546	0.36%	74,519	1.04%	168,115	1.98%	257,948	3.23%	396,957	4.24%
	47,684	0.49%	83,037	0.96%	175,691	1.85%	266,840	3.03%	418,485	4.04%
Deficient servicing (Consumer)	8,062	0.38%	5,040	0.34%	11,115	1.15%	10,660	1.31%	17,229	1.76%
Problem (Commercial)	5,212	0.07%	6,789	0.09%	41,003	0.48%	241,717	3.03%	245,855	2.62%
	13,274	0.14%	11,829	0.14%	52,118	0.55%	252,377	2.87%	263,084	2.54%
Difficult recovery (Consumer)	6,358	0.30%	6,395	0.43%	4,351	0.45%	6,587	0.81%	62,302	6.36%
High risk of insolvency (Commercial)	23,376	0.31%	61,765	0.86%	17,614	0.21%	281,154	3.52%	371,400	3.97%
	29,734	0.31%	68,160	0.79%	21,965	0.23%	287,741	3.27%	433,702	4.19%
Irrecoverable (Consumer)	6,158	0.29%	8,007	0.55%	9,696	1.00%	37,812	4.66%	94,872	9.68%
Irrecoverable (Commercial)	29,883	0.39%	5,355	0.07%	21,225	0.25%	7,733	0.10%	365,155	3.90%
	36,041	0.37%	13,362	0.15%	30,921	0.33%	45,545	0.52%	460,027	4.45%
Irrecoverable for technical decision (Consumer)	827	0.04%	121	0.01%	132	0.01%	569	0.07%	729	0.06%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	—	—
	827	0.01%	121	—	132	—	569	0.01%	729	0.01%
Total consumer loans	2,128,314	100.00%	1,470,405	100.00%	969,271	100.00%	811,777	100.00%	980,261	100.00%
Total commercial loans	7,573,056	100.00%	7,196,045	100.00%	8,502,233	100.00%	7,984,148	100.00%	9,366,222	100.00%
Total	9,701,370	100.00%	8,666,450	100.00%	9,471,504	100.00%	8,795,925	100.00%	10,346,483	100.00%

_______________________
(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of pesos)
Non-performing loans (1)	79,874	93,472	105,136	586,232	1,157,542
Total	79,874	93,472	105,136	586,232	1,157,542

With preferred guarantees	3,778	7,008	16,179	34,596	95,648
Unsecured	76,098	86,464	88,957	551,636	1,061,894
Total	79,876	93,472	105,136	586,232	1,157,542

(1) Non-performing loans includes all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2006, 2005, 2004, 2003 and 2002 non-performing loans include Ps.74,848 thousand, Ps.81,965 thousand, Ps.91,819 thousand, Ps.157,085 thousand and Ps.472,700 thousand respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2006		2005		2004		2003		2002 (1)
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Agricultural and livestock	412	0.52%	20	0.02%	15	0.01%	17,357	2.96%	37,546	3.24%
Beverage	5	0.01%	1	—	—	—	4,105	0.70%	11,418	0.99%
Chemicals	—	—	—	—	—	—	5,881	1.00%	19,559	1.69%
Construction	436	0.55%	1,778	1.90%	2,506	2.38%	98,146	16.75%	153,309	13.24%
Consumer	6,339	7.94%	14,423	15.43%	6,957	6.62%	38,256	6.53%	115,744	10.00%
Electrical machinery	2	—	—	—	5	—	343	0.06%	11,946	1.03%
Electricity, oil, water and sanitary services	—	—	—	—	—	—	171,948	29.34%	232,625	20.10%
Financial sector	—	—	—	—	—	—	1,077	0.18%	18,961	1.64%
Foodstuff	6	0.01%	1	—	1	—	7,396	1.26%	30,492	2.63%
Furniture and accessories	—	—	—	—	—	—	241	0.04%	1,413	0.12%
Government services	—	—	—	—	—	—	4	—	21	—
Industrial metals	—	—	—	—	—	—	258	0.04%	17,886	1.55%
Leather and fur products	—	—	—	—	1	—	11	—	412	0.04%
Machinery and tools	—	—	—	—	—	—	4	—	2,485	0.21%
Mining products	—	—	—	—	6	0.01%	28,999	4.95%	65,392	5.65%
Oil and carbon	—	—	221	0.24%	—	—	5,297	0.90%	25,347	2.19%
Others	67,205	84.14%	61,268	65.54%	87,930	83.63%	190	0.03%	1,312	0.12%
Other manufacturing	—	—	—	—	7,671	7.30%	312	0.05%	7,227	0.62%
Paper products	—	—	—	—	—	—	11	—	2,758	0.24%
Printer, publishers and related industries	1	—	—	—	1	—	22,272	3.80%	99,883	8.63%
Rubber products	—	—	—	—	1	—	14	—	169	0.01%
Retail trade	3,711	4.65%	13,142	14.06%	6	0.01%	1,042	0.18%	11,322	0.98%
Services	19	0.02%	—	—	14	0.01%	109,087	18.62%	139,876	12.08%
Shoes, apparel and other textile products	—	—	—	—	—	—	789	0.13%	3,513	0.30%
Textile	1	—	—	—	—	—	6	—	3,169	0.27%
Transportation material	—	—	1	—	—	—	1,719	0.29%	3,426	0.30%
Wholesale trade	1,737	2.18%	2,614	2.81%	22	0.03%	70,241	11.98%	138,513	11.97%
Wood products and cork	—	—	3	—	—	—	1,226	0.21%	1,818	0.16%
Total	79,874	100.00%	93,472	100.00%	105,136	100.00%	586,232	100.00%	1,157,542	100.00%
_____________
(1)
The financial statement for the fiscal year ended December 31, 2002 was restated in the February 28, 2003 currency by applying the adjustments rate derived from the internal Price Index published by INDEC.

As of December 31, 2006, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.162.2 million or 1.87% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 amounted to Ps.56.1 million, Ps.57.8 million, Ps.59.4 million, Ps.75.2 million and Ps.99.5 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002. See Note 16.6. to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	184,885	202,693	459,573	1,062,512	1,281,432
Provisions for loan losses	69,799	114,220	62,509	317,993	1,097,613
Charge-offs (1)	(87,587)	(132,028)	(319,389)	(920,932)	(1,316,533)
Advances	(3,513)	(18,136)	(10,545)	(11,433)	(91,197)
Consumer	(4,543)	(39,081)	(30,182)	(38,146)	(65,751)
Notes discounted and purchased	(8,711)	(17,418)	(159)	(30)	(3,472)
Other	(70,820)	(57,393)	(278,503)	(871,323)	(1,156,113)
Balance at the end of year	167,097	184,885	202,693	459,573	1,062,512
Net charge-off / average loans	0.97%	1.49%	3.63%	7.72%	1.35%
_______________
(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.87.6 million charged-off in the fiscal year ended December 31, 2006, Ps.69.1 million, or 78.90% were related to corporate borrowers and Ps.18.5 million, or 21.10% were related to individual consumers. Of the Ps.132.0 million charged-off in the fiscal year ended December 31, 2005, Ps.111.7 million, or 84.64% were related to corporate borrowers and Ps.20.3 million, or 15.36% were related to individual consumers. Of the Ps.319.4 million charged-off in the fiscal year ended December 31, 2004, Ps.281.4 million, or 88.09% were related to corporate borrowers and Ps.38.0 million, or 11.91% were related to individual consumers. Of the Ps.920.9 million charged-off in the fiscal year ended December 31, 2003, Ps.861.6 million, or 93.56% were related to corporate borrowers and Ps.59.3 million, or 6.44% were related to individual consumers. Of the Ps.1,316.5 million charged-off in the fiscal year ended December 31, 2002, Ps.1,157.7 million, or 87.94% were related to corporate borrowers and Ps.158.8 million, or 12.06% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002.

	Fiscal Years Ended December 31,
	2006		2005		2004		2003		2002
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	19,947	19.02%	11,550	11.24%	14,707	2.90%	7,903	1.77%	81,721	1.60%
Notes discounted and purchased	12,359	10.27%	7,393	8.60%	3,478	2.67%	7,697	2.29%	11,181	2.28%
Secured with mortgages	8,081	5.96%	7,082	6.05%	13,310	4.27%	17,857	4.97%	32,055	4.96%
Chattel mortgage	1,403	0.13%	760	0.93%	474	0.28%	871	0.06%	2,061	0.10%
Consumers loans	23,296	15.73%	14,664	11.49%	10,343	4.64%	16,623	3.42%	66,052	3.34%
Financial Loans	5,188	5.33%	1,691	2.10%	5	1.79%	122	1.47%	431,312	1.62%
Other loans to governmental sector	—	14.18%	49,324	38.67%	80,729	73.14%	103,417	76.10%	200,298	72.35%
Other	96,823	29.38%	92,421	20.92%	79,647	10.31%	305,083	9.92%	237,832	13.75%
Total	167,097	100.00%	184,885	100.00%	202,693	100.00%	459,573	100.00%	1,062,512	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2006, 2005 and 2004.

	Fiscal Year ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	2,094,140	1,636,017	1,122,143
Dollars	24,537	13,007	5,578
Total	2,118,677	1,649,024	1,127,721
Saving accounts
Average
Pesos	2,342,303	2,189,515	2,061,226
Dollars	772,591	583,270	363,986
Total	3,114,894	2,772,785	2,425,212
Average real rate
Pesos	(6.52)%	(9.35)%	(6.86)%
Dollars	(5.45)%	(7.76)%	(3.47)%
Total	(6.26)%	(9.01)%	(6.35)%
Time deposits
Average
Pesos	5,112,665	4,852,674	3,972,531
Dollars	737,069	379,025	195,105
Total	5,849,734	5,231,699	4,167,636
Average real rate
Pesos	1.08%	(3.38)%	(3.22)%
Dollars	(3.97)%	(6.79)%	(2.60)%
Total	0.44%	(3.63)%	(3.19)%

Maturity of Deposits at December 31, 2006

The following table sets forth information regarding the maturity of our deposits at December 31, 2006.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	2,374,689	2,374,689	—	—	—
Savings	3,415,263	3,415,263	—	—	—
Time deposits	6,116,223	4,983,064	640,293	458,171	34,695
Investment accounts	145,337	13,996	131,069	272	—
Other	454,244	424,583	8,322	21,339	—
Total	12,505,756	11,211,595	779,684	479,782	34,695

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2006.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	3,717,714	2,872,151	482,056	334,465	29,042
Total	3,717,714	2,872,151	482,056	334,465	29,042

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps.1.3 billion, Ps.0.9 billion and Ps.1.3 billion for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2006		2005		2004
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	1,318,273	—	867,039	—	1,291,458	—
Average during year	1,142,756	6.7%	1,224,225	10.2%	1,157,430	6.3%
Maximum month-end balance	1,318,273	—	2,049,672	—	1,291,458	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2006, Argentina’s banking system consisted of 72 commercial banks, of which 12 were government-owned or government-related banks and 60 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2006, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Francés, Banco Río de la Plata S.A., Banco Macro Bansud S.A. and Banco Hipotecario. Some of these banks, including Banco Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 55.00% of deposits and approximately 67.32% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 39.26% of all deposits and 49.72% of all loans in the Argentine financial system. The largest foreign banks at such date were Citibank and Bank Boston N.A. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. As of December 31, 2006, based on the available data of the Central Bank, such entities accounted for approximately 43.24% of deposits and approximately 28.92% of gross loans in the Argentine banking system.

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

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. Since September 1994, the Central Bank has supervised banks on a consolidated basis. During 1997, the Central Bank organized a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external audit of financial institutions. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—BASIC System” below. If a bank does not comply with the technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

The Central Bank requires banks to submit information to it on a daily, monthly, quarterly, semiannual and annual basis. These reports contain, among other important information, balance sheets and income statements, information relating to reserve funds, use of deposits and indicators on portfolio quality, including details on principal debtors and any loan-loss provisions established. The reports are designed to allow the Central Bank to monitor the banks’ business practices. If the Central Bank’s rules are breached, various sanctions may be imposed depending on the gravity of the violation, ranging from calling attention to the infraction to the imposition of fines or even the revocation of a bank’s operating license. Moreover, noncompliance with certain rules may result in the obligatory presentation to the Central Bank of specific capital adequacy or regularization plans. These plans must be approved by the Central Bank for a bank to maintain its license.

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

▪
Except by express provision to the contrary established by-law, the Central Bank will not be affected by any regulations of a general character which may have been or shall have been enacted with reference to Public Administration bodies and which may introduce limitations to the authority or powers of the Central Bank as set forth in its own Charter.

▪
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

▪
The provisions of Decree No. 1131/01 are abrogated, and the validity of Articles 44, 46 paragraph (c), 47 and 48 of the Central Bank Charter, regarding the powers and authority of the Superintendency of Financial and Foreign Exchange Entities, is reestablished in terms of the text approved as Article 1 of Law No. 24,144.

▪
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

▪	Decree Nº 1599/05, modified the Law No. 23,928: by allowing reserves exceeding 100% of the monetary base may be allocated to the payment of obligations assumed with international financial entities.

Supervision on a Consolidated Basis

According to Communication “A” 2227 dated July 15, 1994 and its amendments and correlative provisions, since 1994 the Argentine financial entities are subject to supervision in consolidated form by the Central Bank (irrespective of the observance on an individual basis of the regulations applicable thereto). In other words, the financial statements and other information regarding them must reflect the transactions of their head office as well as those of their branches in the country and abroad, and those of any local and foreign “significant subsidiaries”. Consequently, the requirements as to liquidity, solvency, minimum capital, risk concentration, and provisions for loan losses, among others, must be calculated on a consolidated basis.

From the above-mentioned communication it is clear that the financial institutions must submit certain information to the Central Bank, including the following:

▪
Financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, and its local and foreign “significant subsidiaries” (as defined below); and

▪
Financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, its local and foreign “significant subsidiaries” (as defined below), or entities or companies in the country and abroad where the financial entity has possession or control over more than 12.5% of the shares entitled to vote, in those cases determined by the Superintendency of Financial and Foreign Exchange Institutions, and those companies not subject to consolidated supervision which the financial entity may have chosen to include with the prior approval of the Superintendency of Financial and Foreign Exchange Institutions.

For the purposes of these regulations:

▪	A “subsidiary” of a local financial entity is any local or foreign financial entity or company in any of the following positions:

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

The possession or control by the financial entity is considered indirect if exercised through another legal person, its controlling shareholders or directors appointed by such controlling shareholders or persons linked to them, in control of more than 50% -measured as a whole- of the total votes of any instrument with voting rights in another entity or company. Also considered indirect is any other form of control or interest where, in the opinion of the Superintendency of Financial and Foreign Exchange Institutions, and even if the shareholders’ interest does not exceed 50%, a situation of control, and therefore the subsidiary character of an entity or company is configured or can be inferred from the evidence collected.

▪	A “significant subsidiary” is any subsidiary:

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

Legal Reserve

The Central Bank requires that on an annual basis banks allocate a certain percentage of their net income, set by the Central Bank, to a legal reserve, which is currently set at 20%. This reserve can only be used during periods in which a bank has incurred losses and has exhausted all unappropriated retained earnings and other reserves on profit. Banks may not pay dividends if the legal reserve has been impaired. However, as from April 24, 2006 the Central Bank has established by Communication “A” 4526 that whenever the Legal Reserve is used to absorb losses, profits could be distributed if the balance prior to absorption were greater than 20% of the corporate capital plus capital adjustment, once this last amount is achieved.

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

Pursuant to Communication “A” 4147 of May 28, 2004 and in effect as of June 1, 2004, the Central Bank set forth the application of different requirements for deposits in pesos as opposed to foreign currencies. In addition, the requirements applicable to deposits in pesos were reduced and as of August 2004 an increase in requirements for deposits in foreign currency took effect.

The following table discloses the minimum cash requirements with respect to each type of account in force since December 2003:

Type of Account	From Dec- 2003	From Jun- 2004	From Aug- 2004	From Jan- 2005	From Jun- 2005	From Jul- 2005	From Aug- 2005	From Dec- 2005	From Feb- 2006	From Apr- 2006	From Aug- 2006	From Oct- 2006	From Dec- 2006
Mutual Funds sight deposits (made accordingly CNV rules)	80%	80%	100%	100%	100%	100%	-(4)	-(4)	-(4)	-(4)	-(4)	-(4)	-(4)
Current accounts	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%	19%	19%	19%
Other demand deposits
In pesos	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%	19%	19%	19%
In foreign currency	20%	20%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%
Savings accounts
In pesos	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%	19%	19%	19%
In foreign currency	20%	20%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%
Current accounts of financial institutions (1)	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Unused balances from current-account advances effected	20%	18%	18%	16%	16%	16%	16%	15%	15%	17%	19%	19%	19%
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

In pesos
Up to 29 days	18%	18%	18%	16%	16%	16%	16%	14%	14%	14%	14%	14%	14%
From 30 to 59 days	14%	14%	14%	13%	13%	13%	13%	11%	11%	11%	11%	11%	11%
From 60 to 89 days	10%	10%	10%	9%	9%	9%	9%	7%	7%	7%	7%	7%	7%
From 90 to 179 days	5%	5%	5%	4%	4%	4%	4%	2%	2%	2%	2%	2%	2%
From 180 to 365 days	3%	3%	3%	2%	2%	2%	2%	1%	1%	1%	0%	0%	0%
More than 365 days (6)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	-	-	-
In foreign currency
Up to 29 days	18%	18%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
From 30 to 59 days	14%	14%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%
From 60 to 89 days	10%	10%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%	6%	6%	6%	6%	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Bonds for foreign financial lines	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	18%	18%	18%	16%	16%	16%	16%	14%	14%	14%	14%	14%	14%
From 30 to 59	14%	14%	14%	13%	13%	13%	13%	11%	11%	11%	11%	11%	11%
From 60 to 89 days	10%	10%	10%	9%	9%	9%	9%	7%	7%	7%	7%	7%	7%
From 90 to 179 days	5%	5%	5%	4%	4%	4%	4%	2%	2%	2%	2%	2%	2%
From 180 to 365 days	3%	3%	3%	2%	2%	2%	2%	1%	1%	1%	0%	0%	0%
More than 365 days (6)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	-	-	-

Type of Account	From Dec- 2003	From Jun- 2004	From Aug- 2004	From Jan- 2005	From Jun- 2005	From Jul- 2005	From Aug- 2005	From Dec- 2005	From Feb- 2006	From Apr- 2006	From Aug- 2006	From Oct- 2006	From Dec- 2006
In foreign currency
Up to 29 days	18%	18%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
From 30 to 59	14%	14%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%
From 60 to 89 days	10%	10%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
From 90 to 179 days	5%	5%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
From 180 to 365 days	3%	3%	6%	6%	6%	6%	6%	6%	6%	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
b) Others	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Fixed-term deposits in US dollars, payable in pesos	0%	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%	10%	10%	10%	8%	8%	8%	8%	8%	10%	10%	10%
In foreign currency	10%	10%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Special accounts in US dollars for the deposit of guarantees required in futures and options transactions at self-regulated markets subject to the control of the National Securities Commission	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	0%
Special at-sight accounts in foreign currency	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	0%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos			25%	25%	25%	25%	25%	18%	18%	18%	18%	18%	18%
In foreign currency			40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Special deposits related to funds revenues from abroad – Decree No. 616/05					100%	100%	100%	100%	100%	100%	100%	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 35% (since October 1, 2006) BADLAR rate of private financial institutions’ average (5)									100%	100%	100%	100%	100%

(1)	Computable for payment of their Minimum Required Reserves.
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

(4)	This type of funding was left without effect as of August 17, 2005 by Communication “A” 4406 of Central Bank.
(5)	In accordance with the Communication “A” 4532, effective as of April 1, 2006, this concept not included the unemployment fund for the construction workers.
(6)	This classification was eliminated by Communication “A” 4549 of Central Bank.

In addition to the above mentioned requirements, the following requirements must be observed:

▪
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

Any deficiencies in the application of foreign currency lending capacity, net of a portion of : i) cash balances, ii) cash under custody in other financial entities, iii) cash in transit and iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement.

Effective as of May 15, 2004 and in terms of Communication “A” 4140, the Central Bank canceled the possibility of taking fixed-term deposits in U.S. dollars payable in pesos as mentioned in the first paragraph, the provisions contemplated for this type of deposits will remain valid until expiration of those in existence. As of December 31, 2004, the Bank does not maintain any deposits of this type.

Reporting Requirements

On September 26, 1995, the Central Bank issued Communication “A” 2374, later restated by the Communication “A” 2879 and amendments. It complements the regulations designed to limit the liquidity risk that financial institutions in Argentina assume. Under this regulation, beginning in April 1996, banks have to draw up monthly reports on cash flow, detailing the following:

▪	Contractual cash flow of assets and liabilities,

▪	Current cash flow to renew assets and liabilities,

▪	Cash flow designed to prevent illiquidity of the bank, and

▪	Cash flow designed to anticipate illiquidity in the financial system, both with and without compliance with minimum requirements.

Financial institutions also have to adopt management and control policies to assure reasonable levels of liquidity to effectively manage the different potential scenarios which may affect deposits and other financial obligations. These policies must establish procedures to evaluate and sufficiently anticipate the liquidity of the institutions in the context of the market so as to revise projections, adopt measures to eliminate liquidity problems and obtain funds on market terms sufficient to maintain a prudent level of assets over the long term. These policies must also address:

▪	The concentration of assets and liabilities in particular clients;

▪	The general economic situation, probable trends and the impact on available credit; and

▪	The ability to obtain funds through the sale of public debt instruments and/or liquid assets.

Furthermore, Communication “A” 2374 requires financial institutions to establish a “daily tracking” of its liquidity and of the market, calling for the participation of and coordination with the highest level management of the institution. Additionally, financial institutions must appoint one member of the board of directors to be informed at least weekly of the changes in the liquidity condition of the institutions and the market which may require new strategies to protect the liquidity of the institution. Communication “A” 3465 of the Central Bank dated February 7, 2002 suspended the implementation of this scheme from December 2001 and in 2006, the Central Bank, by Communication “A” 4482, decided to leave without effect the application of said informative regime.

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank, banks are permitted, among other things, to:

▪	Make loans in pesos and foreign currency,

▪	Receive deposits in pesos and foreign currency,

▪	Issue guarantees,

▪	Underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV,

▪	Conduct transactions in foreign currency,

▪	Act as fiduciary, and

▪	Issue credit cards.

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

These limitations include:

▪	The prohibition of a bank from pledging its shares,

▪	Restriction on incurring any liens upon its properties without prior approval from the Central Bank, and

▪
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

Capital Adequacy Requirements

Basle Accord

In July 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the “Basle Committee”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basle Accord”) for capital measurement and capital standards of banking institutions. The Basle Accord established a risk asset ratio as the principal measure of capital adequacy. The framework provides:

▪	Definitions for Tier I (core) capital (“Tier I Capital”) and Tier II (supplemental) capital (“Tier II Capital”),

▪	A system for weighing assets and off-balance sheet items according to credit risk (this weighted total referred to as the “Basle Risk Weighted Assets”), and

▪	As of the end of 1992, a requirement that banks engaged in international operations maintain

(1)	Tier I Capital at least equal to 4.0% of Basle Risk Weighted Assets; and
(2)	“Total Capital”, equal to Tier I Capital plus up to an equal amount of Tier II Capital, at least equal to 8.0% of Basle Risk Weighted Assets.

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2006, our Total Capital would have been approximately 3.10 times the minimum required.

In June 2004 the Basle Banking Supervision Committee published the “International convergence of capital measures and rules. Revised framework” document (“Basle II” or the “New Framework”), which establishes new criteria for determining the regulatory capital of financial entities. The new Framework has an integral vision for the treatment of risks assumed by the entities and at the same time offers greater flexibility with a variety of approaches for measuring regulatory capital. Basle II is structured into three Tiers, the first referred to minimum capital requirements and the second to the supervisor’s revision process and the third deals with market discipline.

With respect to the minimum capital requirements of Tier I, the Central Bank has adopted the Simplified Standardized Approach for credit risk, which will become effective as of January 2010. As mentioned in its publication “Route sheet for implementing Basle II”, the Central Bank considers that such approach will not imply major modifications or variations in the calculation, or in the global capital requirement for financial entities. As far as the capital requirement for Operational Risk is concerned, the Central Bank deems it convenient to continue analyzing the available measuring alternatives in order to identify the one that can be best applied –in its own view- to the local financial system; in spite of which it will encoureage the adoption of good practices regarding the administration of this risk. In addition, the Central Bank will maintain the scheme for calculating the capital requirement for market risk, which is in line with the provisions set forth by the Basle Committee in 1996, in respect of which no amendments were introduced by Basle II, as well as the capital requirement for interest rate risk, which is incorporated by Basle II within the risks to be quantified in Tier II. The Central Bank also foresees the adoption of measures to fully implement Tiers II and III of the New Framework, on a gradual basis and prior to the full enforcement of the capital requirements contained in Tier I, as established by the good practices suggested by the Basle Committee for a healthy implementation of the New Framework.

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

“Minimum Capital” is equal to the sum of:

▪	“Basic Net Worth”, which includes:

(1)	Capital stock,

(2)	Capital adjustments,

(3)	Reserves and irrevocable capital contributions,

(4)	Unappropriated earnings,

(5)	Representative instruments of debt, and

(6)	Third parties’ participations for those corporations subject to a supervision system on a consolidated basis;

Minus:

Balances favorable to the entity as registered in the assets, corresponding to the minimum presumed income tax for such portion as exceeds 10% of the Basic net equity without computing this item, or 10% of the Bank’s Computable Net Worth for the preceding period, whichever is smaller (Communication “A” 4576 dated October 1, 2006);

Plus:

“Complementary Net Worth”, which includes 50% of loan loss provisions for loans to borrowers classified as “Normal” under Central Bank rules, certain subordinated debt and certain unaudited net income, minus unaudited losses and certain items such as permanent investments in other financial institutions and intangible assets.

Minimum Capital must be, at least, the greater of:

▪	Minimum basic capital, and

▪	Minimum capital required for credit risk, which includes the minimum capital requirement for market risk, plus the minimum capital requirement for interest rate risk.

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

(b)	8% of the value of certain categories of financial or liquid assets, net of certain allowances and reserves, multiplied by a coefficient based on the perceived risk of such assets; and

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

The sum of (a), (b) and (c) shall then be multiplied by a second coefficient ranging from 0.970 to 1.15 based on the rating that the Superintendency grants to the bank based on the its net worth, asset quality, management, profitability and liquidity. To determine a bank’s risk-weighted assets, the Central Bank has assigned to each category of liquid asset a risk value based on the type of asset, borrower, collateral or guarantee, if any. For example, consider the risk values assigned to the following assets:

▪	Cash, gold, public securities subject to minimum capital requirements for market risk, and debt instruments issued by the Central Bank were assigned a 0% risk value;

▪
Correspondents’ accounts and other accounts at sight with banks of the country and abroad rated as “investment grade” and bonds issued by governments of member countries of the Organization of Economic Cooperation and Development (“OECD”), which are internationally rated “AA” or higher, were assigned a 20% risk value;

▪	Debt instruments issued by Argentine provinces, municipalities or other public sector agencies, which are not expressly guaranteed by the national government were assigned a 100% risk value;

▪
Loans to the non-financial private sector with preferred guarantees in cash, gold or bonds on fixed-term deposit certificates issued by the creditor entity itself and with automatic reimbursements for export transactions corresponding to multilateral and bilateral foreign trade agreements were assigned a 0% risk value;

▪
Loans to the non-financial private sector with preferred guarantees granted by mutual guarantee companies registered with the Central Bank, export credit insurance policies and documentary credits in use were assigned a 50% risk value;

▪	Purchase money, home mortgage loans and automobile-backed loans were assigned a 50% risk value, provided they do not exceed 75% of their appraisal value;

▪	The amount of a loan exceeding 75% of their appraisal value and most unsecured loans and debt instruments as well as holdings of listed stock were assigned a 100% risk value; and

▪	Loans to the non-financial public sector not guaranteed by the national government were assigned a 100% risk value.

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

Any excesses incurred for noncompliance with other technical regulations must be added to the credit risk requirement calculated as indicated in the preceding paragraphs. Finally, commencing on February 1, 2007, the increase for extension of the global negative net position in foreign exchange must be added to the credit risk requirement. See “Information on the Company—The Argentine Banking System and its Regulatory Framework— Foreign Currency Position”.

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

▪
Debt securities issued by the National Government, except for those held in investment accounts, and quotas in common investment funds that invest in those securities; provided that, such securities and/or holdings are usually listed on a national securities exchange; and

▪	Shares of capital stock of Argentine companies included in the Argentine stock market index (or “Merval Index”) and quotas in common investment funds that invest in those shares.

“Foreign Assets” are defined to include:

▪
Debt securities (i.e., positions held in debt securities issued by foreign companies, sovereign securities issued by foreign governments and quotas in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange); and

▪
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

Minimum Capital Requirement for Rate Risk: under Communication “A” 2793, dated October 27, 1998, the Central Bank has implemented certain modifications, to be made effective by March 1999, to the methodology financial institutions use to calculate minimum capital requirements. This regulation requires that additional items be considered for purposes of determining minimum capital requirements, including risks associated with fluctuations in interest rates, credit quality and certain types of market risk. Communication “A” 3959 dated May 30, 2003 and effective as of January 2004 included the calculation of risk for those transactions adjustable by CER and CVS. However, the following items are excluded from this Regulation:

▪	Securities and derivative instruments that are already subject to minimum capital requirements for market risk;

▪	Holdings in foreign currency not subject to minimum capital for market risk as they are below the minimum applicable limits;

▪	Banker’s acceptances;

▪	Assets affected, covered by derivatives agreements made with foreign banks with international risk rate “A” or above, granted by international rating agencies accepted by the Central Bank;

▪	Subordinated debt that is included in the calculation of Complementary Net Worth, and other assets deductible from minimum capital integration; and

▪	Operations for spot of securities and foreign currency.

Effective as of January 2004 according to the terms of Communication “A” 3986 dated July 25, 2003, the Central Bank determines the application of an “ALFA2” coefficient in order to temporarily reduce the requirement for interest rate risk. For these purposes, the following values are fixed:

Period	ALFA2

January / December 2004	0.20
January / December 2005	0.40
January / December 2006	0.70
From January 2007	1.00

According to the Central Bank regulations on Minimum Capitals, the financial entities must adjust to such regulations on an individual and consolidated basis.

The Bank fully complied on an individual and consolidated basis with the ratios for minimum capital.

 If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and redress plan to the Central Bank, which may impose various penalties, including:

▪	Temporary limitation on the amount of deposits a bank may accept;

▪	Institutional restrictions as per expansion capacity and dividends distribution in cash;

▪	Revocation of the license of a bank to conduct foreign exchange transactions, and in some extreme cases; and

▪	Revocation of the license of a bank to operate.

The following table presents, at December 31, 2006, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 16.14 to the Consolidated Financial Statements.

At December 31, 2006
(in millions of Pesos, except percentages)
Basle Accord
Total capital	1,876.4
Risk-weighted asset	7,570.4
Ratio of total capital to risk-weighted assets (1)	24.8%
Required capital	605.6
Excess capital	1,270.8

Central Bank’s Rules(2)
Total capital	2,089.7
Risk and Fixed weighted assets	12,059.1
Ratio of total capital to risk-weighted assets (3)	17.3%
Required capital (4)	1,004.6
Excess capital	1,085.2

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.46,559 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

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

B (“Bonds”). By decision of the Central Bank’s board, banks were expected to issue bonds and other securities or obtain placements from international top-rated banks for an equivalent of 2% of their deposits in pesos and foreign currency. The placement of such bonds would make it possible for depositors to know the perception of the market on the equity situation of each financial entity. The Central Bank required that all financial institutions in Argentina should once a year perform at least one of the following actions:

▪	A debt issue in a country which must be a member of the OECD and at the same time have an “AAA” rating in respect of its sovereign debt;

▪
An issue of capital stock approved by the relevant local authorities and according to which the shares could be freely traded either in such local market or in the market of a member nation of the OECD with an “AAA” rating in respect of its sovereign debt;

▪	A debt issue to an Argentine financial entity which complies with the alternative procedure described in (a) above; or

▪
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

The requirement was abrogated by Communication “A” 3498 of the Central Bank, dated March 1, 2002.

A (“Audit”). The Central Bank requires a number of auditing procedures which include:

▪	The creation of a registry of auditors;

▪	The implementation of strict accounting procedures to be observed by auditors;

▪	The payment of a guarantee of compliance by such auditors so as to induce them to fully comply with the procedures; and

▪	The creation of a Central Bank division in charge of verifying the observance of the established regulations by the external auditors.

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

Foreign Currency Position

As at the date of this report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of :

▪
15% of the equivalent in dollars of their Bank’s Computable Net Worth (Responsabilidad Patrimonial Computable or “RPC”), as registered at the close of the month that is two months prior to the relevant month plus the amount that results from multiplying 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is two months prior to the relevant month.

▪
And a minimum equivalent to US$5,000,000 (for the banks), these minimum limits may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. Banco Francés maintains the limit indicated in the point above mentioned.

The maximum limit is reduced by 50% if the financial entity has a debt on record for rediscounts and/or advances with the Central Bank for an amount exceeding 50% of the latest RPC recorded by the entity, excluding from the calculation of the indebtedness those transactions which the entity chose to refinance in terms of Communication “A” 3941 of the Central Bank.

To this effect, the Central Bank defined the general foreign-exchange position as the sum of the following items:

▪	Gold and foreign currency resources available in the country;

▪	Gold and foreign currency resources available abroad;

▪	Foreign public and private securities;

▪	Cash or future foreign-exchange purchases pending settlement;

▪	Cash or future public and private security purchases pending settlement;

▪	Cash or future foreign-exchange sales pending settlement;

▪	Cash or future public and private security sales pending settlement; and

▪	Foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.

The general foreign exchange position does not include foreign assets of third parties under custody, balances with correspondents of third parties pending settlement, purchases and sales of foreign currencies or securities at a term and direct investments abroad.

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of : i) cash balances, ii) cash under custody in other financial entities, iii) cash in transit and iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

Effective May 1, 2003 in terms of Communication “A” 3889 of the Central Bank, the global net position in foreign currency may not exceed the following limits:

▪
Negative global net position (liabilities exceeding assets), 30% of the Computable Net Worth until 31 December 2006. As from 1 January 2007 and according to the provisions of Communications “A” 4577 and 4598, 15% of the Computable Net Worth liability, with the possibility of an additional 15% to the extent that the entity at the same time has recorded: a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the global negative net position in foreign currency.

▪	Positive global net position (assets exceeding liabilities), the least of the following:

(1)	30% of the Computable Net Worth.
(2)	Own liquid resources.

Own liquid resources means the excess of RPC with respecto to immobilized assets and other concepts computed according to the rules on “Relationship of Immobilized Assets and Other Concepts”. See “Information on the Company – The Argentine Banking System and its Regulatory Framework – Fixed Assets and other items”.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the General Foreign Exchange Position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, the fixed-term deposits in U.S. dollars payable in pesos and any Central Bank bills in U.S. dollars as well as foreign currency debt securities. Term transactions made within a framework agreement in the area of sef-regulatory markets of the country based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered.

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

By Communication “A” 4350 dated May 12, 2005, the Central Bank suspended as of May 1, 2005 the limits for the global positive net position and the additional short-term limit (transactions due within 180 days), as mentioned above. The additional short-term limit was abrogated by Communication “A” 4577 dated September 28, 2006.

Any excess above the limits will be subject to a charge amounting to the greatest of twice the annual rate at due date for Central Bank drafts in dollars or twice the LIBOR rate at thirty days for transactions in such currency.

For financial information regarding our net foreign currency exposure, see Note 16.12. to the Consolidated Financial Statements.

Fixed assets and other items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC.

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Various credits (including the net balance favorable to Entity corresponding to the Minimum Presumed Income Tax. Undeductible of Basic Net Worth).

▪	Property for own use.

▪	Various property items.

▪	Organization and development expenses.

▪	Goodwill.

▪	Financing transactions for related clients.

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

Related Persons

The Central Bank limits the amount a bank can lend to, and the amount of equity it may invest in, a “Related Person”. A Related Person is defined to include:

▪	Any individual or entity controlling a bank, controlled by a bank or affiliated with a bank, as defined by the Central Bank;

▪
Any entity that both controls the bank and has common directors to the extent such directors, voting together, will constitute a simple majority of the boards of directors of the bank and such entity; or

▪	In certain exceptional cases, any individual or entity whom the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

“Control” is defined as:

▪	Holding or controlling, directly or indirectly, 25% of the voting stock of the controlled person;

▪	Having held 50% or more of the voting stock of the controlled person at the time of the last election of that entity’s board of directors;

▪
Any type of equity holding which creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled person’s general shareholders’ meeting or meeting of the board of directors; or

▪	When a person is determined by the Board of Directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

Under Communication “A” 3129 dated June 30, 2000, applied from July 1, 2000, the Central Bank established that the total amount of the operations of a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

▪	Local financial institutions whose transactions are subject to consolidation by lender or borrower in terms of regulations on consolidated supervision and which are rated CAMEL 1 or 2:

(1)	100% when the entity receiving the loan is rated 1.
(2)	If the receiving entity is rated 2, 10% without limitations and an additional 90% to be used if the term for the loans and other credit facilities not exceed 180 days.

▪	Local financial institution not included in the above definition: 10%.

▪
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

(a)	If the controlling financial entity is rated 1: 100%.
(b)	If the rating is 2, 10% without limitations, plus an additional 90% to be used if the term of the loans and other credit facilities does not exceed 180 days.

▪	All other domestic companies not complying with the provisions mentioned in the preceding point: 10%.

▪	Foreign financial institutions rated as “Investment Grade”: 10%; all others, 5% for non-guaranteed operations and up to 10% for guaranteed operations, without exceeding 10% as a whole.

▪	All other transactions: 5% without guarantee and up to 10% with guarantees, without exceeding 10% as a whole.

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

As of November 13, 1998, pursuant to Communication “A” 2800 of the Central Bank, as supplemented, all lending to or investing in Related Persons is prohibited for any financial institution having a CAMEL rating of 4 or 5 (Communication “A” 2829 of the Central Bank) except in the following situations and under the following limitations:

▪	Foreign financial institutions which are subsidiaries of the domestic institution subject to oversight on a consolidated basis (Communication “A” 2829 of the Central Bank);

▪	Foreign banks controlling domestic financial institutions or their branches or subsidiaries abroad (Communication “A” 2829 of the Central Bank);

▪
When the Related Person is a company that has been fully consolidated by the bank and is exclusively involved in certain activities that are complementary to financial intermediation, the foregoing traditional restrictions with regard to investments and loans apply; and

▪
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

At December 31, 2006 the aggregate of computable loans, other extensions of credit and equity investments by Banco Francés on a consolidated basis to Related Persons amounted to Ps.85.8 million, or 4.11% of Banco Francés’ Computable Net Worth.

Non-financial Public Sector:

By Communication “A” 3911 dated March 28, 2003 and effective as of April 2003, the Central Bank set forth new limits for those transactions carried out with the non-financial public sector.

The non-financial public sector includes inter alia:

▪	National Government;

▪	Provincial Governments;

▪	City of Buenos Aires;

▪	Municipal Governments; and

▪	Central administration, ministries, departments and their decentralized and autonomous entities and other official bodies.

Communication "A" 4527 dated April 25, 2006 determines that the Central Bank may apply to public sector companies governed by Law 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they comply with the following requirements:

▪
In order to develop their activities, they should not require resources from the state budget –be it the national, municipal, provincial or belonging to the Autonomous City of Buenos Aires– for such concepts as transfers, capital contributions –excepting those corresponding to their incorporation – or reimbursable financial assistance- destined for covering expenses and/or investments made in the course of their normal and customary businesses, with the only exception of those which may have been contemplated in the 2001 and 2003 budgets;

▪	Technical and professional independence of their managerial bodies for implementing corporate policies;

▪	To trade their goods and/or services at market prices;

▪	To possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders; and

▪	No distribution of dividends among their shareholders.

Compliance with all the above conditions must have been verified uninterruptedly during at least the ten years immediately preceding the date of the granting of financial assistance.

By Communication “A” 4581 dated September 29, 2006, the Central Bank of the Argentine Republic may agree on the general treatment for persons of the non-financial private sector, to all effects of the rules applicable on the subject to public sector companies which are not incorporated under Law No. 20,705 and which also comply with the following requirements:

▪	Their creation must have been ordered by a national law;

▪
They must create a stock corporation according to the rules of Chapter II, Sections V and VI of the Law of Corporations Number 19,550 (stock corporations and corporations with majority state partcipation);

▪	They must have majority National State participation, be it direct or indirect, according to the provisions of the said Law;

▪	They must be for the specific purpose of developing activities in the power supply sector; and

▪	They must be subject to internal and external control by the National Public Sector in terms of the Financial Administration Law and the National Public Sector’s Control System –Law No. 24,156-.

Consequently and to all effects, those corporations receiving the treatment set forth in this resolution will be exempted from the application of the provisions regarding financial assistance to the owners of the non-financial public sector.

All financing granted to the above entities may not exceed the following limits with respect to the entity’s equity liability as at the last day of the preceding month:

▪	Transactions of the national public sector: 50%, this limit include loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system;

▪
Total of transactions granted to each provincial jurisdiction and the city of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements: 10%. This limit includes financing operations granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;

▪
Total of transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%. Total financing granted to the above-mentioned jurisdictions (excluding those mentioned in the previous paragraph) : 15%; and

▪	Total of transactions comprised in the first three points above: 75%.

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

In addition, by point 1 of Communication “A” 4455 and effective as of December 1, 2005, a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk, that is to say, with such volatility as informed by the Central Bank, provided it does not exceed the equivalent to 15% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the allocation at market value of national public securities holdings, and iii) funds received for amortization services corresponding to the public sector assets involved.

However, no financing will be granted in those cases where the ratio of transactions comprised with respect to the Bank’s Computable Net Worth determined as of March 31, 2003 is exceeded owing to reductions in this last parameter and until such relationship is reestablished.

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

Effective July 1, 1993, the amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s Computable Net Worth may not exceed, in the aggregate, three or five times the bank’s Computable Net Worth, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limit does not consider those guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans (Communication “A” 3366). Also excluded until December 31, 2008 will be the compensation bonds or promissory notes received according to the provisions of Articles 28 and 29 of Decree No. 905/02 as amended (point 3 of Communication “A” 4093, as amended by point 7 of Communication “A” 4467).

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

Priority of Deposits

Law No. 24,485 in force since April 18, 1995, as amended by Law No. 25,089, provides that in the event of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors (such as Holders), except for certain labor credits and credits secured with pledge or mortgage, or such credits granted under Article 17, subparagraphs (b), (c) and (f) of the Central Bank’s Charter (including rediscounts granted by financial institutions due to temporary lack of liquidity, advance payments made to financial institutions with security interest, assignment of security interest, pledge or special allocation of certain assets) and credits granted by the Bank Liquidity Fund (Fondo de Liquidez Bancaria) secured by pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. Moreover, the holders of any type of deposit have a special priority right over all other creditors of the bank, except certain employee creditors, to be paid out of (i) any funds of the bank that may be in the possession of the Central Bank as Minimum Cash Reserve, (ii) any other funds of the bank existing as of the date on which the bank’s license is revoked, or (iii) any proceeds resulting from the mandatory transfer of certain assets of the financial institution to another as determined by the Central Bank pursuant Section 35 of the Argentine Financial Institutions Law, according to the following order of priority: (a) deposits of up to Ps.50,000 per person (including all amounts such person deposited in one financial entity), or its equivalent in foreign currency, (b) all deposits of an amount higher than Ps.50,000, or its equivalent in foreign currency, and (c) all other deposits on a pro rata basis.

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

Commercial banks may operate as both managers and custodians of Argentine mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

We have been registered as an over-the-counter broker since 1989. In 1991, we established Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

▪	Evidences a cash reserve deficiency,

▪	Has not satisfied certain technical standards,

▪	Has not maintained minimum net worth standards, or

▪	Is deemed by the Central Bank to have impaired solvency or liquidity.

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

This guarantee system does not include:

▪	Deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

▪	Deposits made by persons directly or indirectly related to the financial institution;

▪	Deposits acquired by means of offering incentives, including deposits under the El Libretón program;

▪	Certificates of deposit of securities, acceptances or guarantees;

▪
Those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more than paid by the Banco Nación for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the Central Bank; and

▪	Certificates of deposit transferable whose ownership has been acquired by way of endorsement.

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 13.3117% equity interest in the company.

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

As of December 2006 the contribution to the deposit guarantee fund made by the financial entities has had the following evolution:

▪	“A” 3358 of November 9, 2001 of the Central Bank, contributions percentage increased to 0.03% effective as of the contribution due December 2001.

▪	“A” 4206 of September 14, 2004 of the Central Bank, contributions percentage decreased to 0.02% effective as of the contribution due September 2004.

▪	“A” 4271 of December 30, 2004 of the Central Bank, contributions percentage decreased to 0.015% effective as of the contribution due January 2005.

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

The year 2003 started with strong political uncertainties, which decreased with the newly elected administration. President Kirchner, who won the elections with only 22% of the votes, thereafter consolidated his political power through provincial elections and reinforced his positive image. Moreover, the exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels in the second semester. The growing economic activity, GDP increased by 8.8% in 2003, was also driven by fixed gross investment, mainly in the construction industry, which rose by 38%. Local demand recovery, however, did not result in a larger pressure on prices as on average the economic figures are still below full use of resources. Showing strong differences between goods and services, consumer prices increased only 3.7% in 2003.

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

Exports from Argentina also benefited from the high prices of commodities, especially the soy sector during the first semester. While export prices rose 9.4% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products exported as result of the weather conditions that impacted on the soy harvest. Exports of industrial products rose by almost 24% during the year, led by automobile, chemical and plastic products. However, the trade surplus (of 12,105 million dollars) fell in comparison to the previous year due to the strong increase in imports that expanded 62% once again led by capital goods purchases.

The key economic event during 2005 was the restructuring of the public debt in default since 2001 launched by the Government in February pursuant to which the Argentine government offered its creditors three types of bonds (Par, Discount and Quasi-par) in exchange for the Argentine sovereign debt they held, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed 81,836 million dollars in securities held by residents and non residents, and achieved an acceptance rate of 76.15%. The new bonds issued after the exchange amounted to 35,261 million dollars, among which 44% were denominated in pesos.

For the third consecutive year, the economy grew by 9.2%. With an economy growing at high rates, inflationary pressures started to appear during the first quarter of the year. Regulated prices (mainly public utilities’ tariffs) had a moderating impact on inflation in spite of which, the year ended with a 12.3% increase in prices.

Greater optimism following the successful debt restructuring resulted in the return of positive capital flows to Argentina which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, was reflected in a 14.2% accrued growth of volumes exported in 2005. Thus, the trade surplus for the year closed at 11,418 million dollars, only 5.7% below 2004’s, despite the 23.6% growth of imports.

In this environment of abundant foreign exchange supply and with the public sector as the main buyer of dollars with the purpose of honoring debt commitments with multilateral organizations, the exchange rate closed 2005 at Ps.3.03 per dollar, slightly above December 2004 levels.

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

The year 2005 was characterized by the higher interest payments and debt amortizations, of approximately 12,000 million dollars, that the government had to face due to different reasons, including the completion of the debt restructuring process and the lack of agreement with the IMF during the year. By mid-December, the government decided to pay off, completely and in advance, its 9,500 million dollar debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006, replacing those reserves at the Central Bank by a dollar-denominated government security with similar yield. In consecuence, this operation brought relief to the principal payments due during the year. Furthermore, a favorable domestic and foreign economic environment made it possible for Argentina to issue debt for a nominal value of US$5,365 million to partially roll-over maturities, and allowed the public sector to accumulate deposits in the banking system.

However, a substantial trade surplus together with greater capital inflows received in the last quarter of the year led to a quick recomposition of reserves, which by the end of the year amounted to US$32.04 billion, more than US$3.4 billion above their level at the end of 2005.

Economic activity continued to grow at a vigorous pace in 2006, despite a somewhat slower rate in the first quarter, so the year ended with an average increase of 8.5% according to the EMAE (Monthly Economic Activity Index) compiled by the National Statistics Institute, led by investment. Private consumption has grown at a strong rate but has not yet recovered its share in the GDP prior to the crisis. Reflecting steady economic growth, the unemployment rate continued to decrease and reached a 8.7% low in the fourth quarter of 2006, compared to 10.1% in the same period of the previous year.

During 2006, the Government managed to maintain fiscal solvency. The primary surplus of the non-financial public sector was Ps.23.2 billion, an increase of 17.8% compared to the result of the previous year. Tax collection increased at a strong pace, mainly driven by the social security contributions which increased at rates of around 50% per annum due to improvements in employment in the formal labor markets and in nominal wages. With respect to primary expenses, the increase in capital expenditures all year round was essentially due to higher public investment.

In the first quarter of 2006, the inflation rate, greatly influenced by hikes in the prices of meat and other foodstuffs, averaged 1% monthly. The Government, which had been negotiating price agreements with supermarkets and producers in order to moderate inflationary expectations, took more drastic measures in April and limited the exports of beef and increased tax withholdings on the exports of dairy products. This change in the regulations led to an increase in the domestic supply of meat which impacted on prices and resulted in slightly lower inflation rates (0.6% monthly average) in the second quarter of 2006. However, in the last months of the year inflation seemed to regain momentum under the influence of certain seasonal items and a weakening of the price agreements, as a result of which the year closed with an overall increase of 9.8% in retail prices.

Effects of Recent Events on Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Consequently, following the 2002 crisis and the package of government measures described elsewhere in this annual report, our financial condition and results of operations were deeply affected. During 2002 our business activities contracted compared to historical levels since December 2001, and liquidity needs led to a suspension of most of new loans. Our structural strengths, our reaction capacity and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds with domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Following a four year recession period, in 2003, the economy began to recover and deposits flowed back into the system. This positive trend continued during the following years both in terms of economic activity and fiscal solvency, with stable prices and exchange rates, while in the financial system peso and dollar deposits continued to grow and loans to the private sector accelerated their recovery. Similarly the economy showed a solid performance in 2006, with a robust 9% GDP growth. The year 2006 began with the total cancellation of the debt with the IMF for an amount of approximately US$9,500 million, an event which had a direct impact on the Central Bank’s international reserves. However, a substantial trade surplus together with greater capital inflows received in the last quarter of the year led to a quick recomposition of reserves, which by the end of the year amounted to US$32.04 billion, more than US$3.4 billion above their level at the end of 2005. In the financial system, private sector deposits in pesos increased by 20% in 2006 and dollar-denominated deposits, although representing only 13% of the total, were the most active, with a 40% rise. On the other hand, private sector loans continued to be the most dynamic monetary variable, accelerating in 2006 and reaching an increase of 40% by year end. Deposits also have recovered, spurred by the strong performance of private sector deposits, and private sector loans outperformed with cumulative expansion of over 30%.

In 2006, we concentrated our efforts on implementing the following measures:

▪	Increase private sector loans with a conservative risk assessment strategy;

▪	Reduce our public sector exposure in order to comply with regulations that limit public sector holdings to 35% of total assets and to adequate our balance sheet to our historical composition;

▪	Increase retail deposits, while limiting time deposits adjusted by CER index;

▪	Further develop the transactional business as a source of fee income; and

▪
Improve our assets and liabilities structure (including the sale of public sector assets, given the increase in public sector assets’ market value and the marked to market of the remaining listed public sector bonds).

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

The Bank is a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the economic crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against Banco Francés ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation or 2) the release of rescheduled deposits or 3) inapplicability of the "emergency framework" legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In its decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986" dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the Emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government, the constitutionality of which had been challenged in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no specifications about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, courts have been applying this legal precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings. As of December 31, 2006, Banco Frances has estimated this contingency and it has raised allowances for the total amount.

At December 31, 2006, as described in Note 3.4.1.5 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments from April 2003. As of December 31, 2006, Banco Francés keeps registered under this concept Ps.1,159.6 million less accumulated amortization of Ps.816.1 million under Intangible Assets. Moreover, Banco Francés has stated in a note to the Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

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

For a detailed description of the applicable accounting principles, please see Note 3 to the Consolidated Financial Statements.

Differences Between Central Bank Rules and Generally Accepted Accounting Principles Effective in the City of Buenos Aires

The most significant valuation differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Buenos Aires City are detailed below (see Note 4 . to the Consolidated Financial Statements).

▪	Valuation Criteria

(1)	National Government Secured loans

As detailed in Note 4.1.a). to the Consolidated Financial Statements, and as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$2,227,460 thousand for Federal Secured loans. At December 31, 2006 and 2005, those loans are recorded under “Loans - to the Public Sector” amounting to Ps.2,117,873 thousand and Ps.3,142,363 thousand, respectively, in accordance with Central Bank regulations.

In accordance with current professional accounting standards, effective in the City of Buenos Aires, at December 31, 2006 and 2005, the value of these assets should have been calculated by considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction costs, plus interest accrued through the end of each period, converted into pesos at the rate of Ps.1.40 per dollar plus CER. However, the recoverable value of these assets exceeds their book values as of the date of the Consolidated Financial Statements..

(2)	Government Securities and Other credit assistance to the Public Sector

As of December 31, 2005, the Bank owned Government Securities and Other credit assistance with the Public Sector, in an amount of Ps.1,172,681 thousand, valued in accordance with the criterion described in Notes 3.4.2., 3.4.3. and 3.4.8. to the Consolidated Financial Statements. In accordance with accounting standards currently in effect in the City of Buenos Aires, these must be be valued at recoverable value.

The net balance sheet effect resulting from considering current values would imply a decrease in shareholders’ equity in approximately Ps.265,000 thousand as of December 31, 2005.

(3)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 3.4.1.3. the Consolidated Financial Statements, at December 31, 2006 and 2005, the Bank recorded assets amounting to Ps.343,450 thousand and Ps.565,352 thousand, respectively, under “Intangible Assets - Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the Central Bank. In accordance with current professional accounting standards, effective in the City of Buenos Aires, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

(4)	Tax Effects

As it is indicated in Note 5.1 to the Consolidated Financial Statements, the Bank has received various communications from the Central Bank pursuant to which the Central Bank indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, effective in the City of Buenos Aires, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the provisions set up by the Bank in this respect, for Ps.337,000 thousand and Ps.360,000 thousand as of December 31, 2006 and 2005, respectively, should be recovered.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Buenos Aires City.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in the City of Buenos Aires

In 2006 and 2005, Consolidar Cía de Seguros de Retiro S.A. included the balance from the technical commitments incurred with the insured in the Other subsidiaries Liabilities caption. The Other Subsidiaries’ Liabilities caption includes Ps.25,947 thousand and Ps.29,819 thousand, respectively, corresponding to the regularizing account called “Unaccrued Secured Loans Valuation Difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with the current professional accounting standards, effective in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

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

By means of Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree No. 664/03 of the Executive Branch, the application of the restatement method on financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement only until February 28, 2003.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 17 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”. Additionally the information set forth below for the fiscal year ended December 2004 has been modified from its original version to apply the adjustments to prior years’ income (loss), as more fully explained in Note 3.4.18 to the Consolidated Financial Statements.

On June 28, 2006 the Bank sold its entire interest in Credilogros Compañía Financiera S.A. Accordingly, the Financial Statements for the fiscal years ended on December 31, 2005 include the consolidation of Credilogros Compañía Financiera S.A. For more information see Note 1.4. to the Consolidated Financial Statements.

Results of Operations for the Fiscal Years Ended December 31, 2006, 2005 and 2004.

Overview

Our net income for fiscal year ended December 31, 2006 was Ps.180.0 million. This income was mainly due to a 30.89% increase in Gross Intermediation Margin, a 27.00% increase in Service Charge Income, and a 38.82% decrease in Allowances for Loan Losses. This income was partially offset by a 19.54% increase in Operating Expenses, a 41.71% increase in Service Charge Expense, a 6.29% increase in Other expenses, a 35.01% decrease in Other Income, a 283.07% increase in Income Taxs, and a 127.49% increase in loss on Minority Interest in Subsidiaries.

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

Financial Income

Our Financial Income increased 17.06% to Ps.1,936.4 million for the fiscal year ended December 31, 2006 from Ps.1,654.2 million for the fiscal year ended December 31, 2005 which in turn increased 43.24% from Ps.1,154.8 million for the fiscal year ended December 31, 2004. The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Interest on cash and due from banks	17,353	25,364	12,641
Interest on loans to the financial sector	91,875	21,245	5,675
Interest on overdraft	102,072	41,346	25,184
Interest on loans with privileged guarantees	52,260	45,109	46,256
Interest on credit card loans	30,485	24,095	17,606
Interest on other loans	543,662	498,423	354,247
Net income from government and private securities	559,877	209,438	182,183
Interest from other receivables from financial transactions	35,314	10,374	6,921
Indexation by benchmark stabilization coefficient (CER)	354,566	663,743	375,921
Other	148,940	115,015	128,191
Total	1,936,404	1,654,152	1,154,825

The increase in Financial Income during the fiscal year ended December 31, 2006 was mainly due to an increase in Net income from government and private securities, Interest on loans to the Financial sector, Interest on overdraft, Interest on Other loans, Interest from other receivables from financial transactions, Interest on Credit Card loans and Other income. These increases were partially offset by decreases in Interest on cash and due from Banks and Indexation by benchmark stabilization coefficient (CER) mainly due to the sale of National Government Secured loans during the fiscal year. This variation reflected the increase in average volume and average nominal interest rate on interest earning assets.

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

The following table sets forth the changes in financial income due to increases (decreases) in volume and increases (decreases) in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31 2006 vs. December 31 2005 Increase (Decrease)	December 31 2005 vs. December 31 2004 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	(45,870)	253,128
Financial Income due to changes in average nominal rates of interest-earning assets	332,526	202,735
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	(9,945)	47,966
Net Change	276,711	503,829

Financial Expenses

Financial Expenses decreased 6.67% to Ps.568.3 million in the fiscal year ended December 31, 2006 from Ps.608.9 million in the fiscal year ended December 31, 2005, which in turn increased 33.85% from Ps.458.4 million in the fiscal year ended December 31, 2004. The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2006	2005	2004)
		(in thousands of pesos)
Interest on checking accounts	29,913	23,782	20,359
Interest on savings deposits	4,811	3,675	3,639
Interest on time deposit (1)	307,084	152,660	116,569
Interest from other liabilities from financial transactions	37,650	28,001	21,845
Indexation by benchmark stabilization coefficient (CER)	121,321	306,815	166,712
Listed-price differences	-	525	-
Other	67,566	93,491	129,236
Total	568,345	608,949	458,360

(1) Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.44.3 million as of December 31,2006, Ps.32.2 million as of December 31, 2005 and Ps.43.1 million as of December 31, 2004.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal year 2006 due to increases in volume of savings and demand deposits.

Contributions to the Bank Deposit Guarantee Insurance System decreased during fiscal year 2005 due to the decrease in the rate of contribution from 0.03% - 0.02% during fiscal year ended December 31, 2004 to 0.015% in the fiscal year ended December 31, 2005.

The following table sets forth the changes in Financial Expenses due to the (decreases) increases in volume and (decreases) increases of nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2006 vs. December 31, 2005 Increase (Decrease)	December 31, 2005 vs. December 31, 2004 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	(6,370)	5,283
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	(45,967)	154,165
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	309	1,867
Net Change	(52,028)	161,315

Our average interest-bearing liabilities decreased 1.1% from Ps.10.3 billion in fiscal year 2005 to Ps.10.2 billion in the fiscal year ended December 31, 2006. This decrease was mainly attributable to decreases in borrowings from the Central Bank and corporate bonds issued, partially offset by increases in saving deposits, cetificates of deposits, borrowings from other financial entities and other liabilities. Average borrowings from the Central Bank decreased 94.08% from Ps.1,249.3 million in the fiscal year ended December 31, 2005 to Ps.73.9 million in the fiscal year ended December 31, 2006 mainly due to the full prepayment in September 2005 of the Advances received from the Central Bank during the liquidity crisis of fiscal 2002. Average corporate bonds issued decreased 14.43% from Ps.317.5 million in the fiscal year ended December 31, 2005 to Ps.271.7 million in the fiscal year ended December 31, 2006. Average dollar-denominated time deposits increased 94.49% from Ps.379.0 million in the fiscal year ended December 31, 2005 to Ps.737.1 million in the fiscal year ended December 31, 2006. Average peso-denominated time deposits increased 5.36% to Ps.5,112.7 million in the fiscal year ended December 31, 2006, from Ps.4,852.7 million in the fiscal year ended December 31, 2005. Average dollar-denominated and peso-denominated saving deposits increased 32.45% and 6.98% from Ps.583.3 million and Ps.2,189.5 million in the fiscal year ended December 31, 2005, to Ps.772.6 million and Ps.2,342.3 million in the fiscal year ended December 31, 2006, respectively. See “Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Our average interest-bearing liabilities increased 1.27% from Ps.10.2 billion in fiscal 2004 to Ps.10.3 billion in the fiscal year ended December 31, 2005. This increase was mainly attributable to a increase in volume of saving deposits and time deposits, partially offset by decreases in volume of loans from the Central Bank, other financial institutions, corporate bonds and Other liabilities. Average dollar-denominated time deposits increased 94.27% from Ps.195.1 million in the fiscal year ended December 31, 2004 to Ps.379.0 million in the fiscal year ended December 31, 2005. Average peso-denominated time deposits increased 22.16% to Ps.4,852.7 million in the fiscal year ended December 31, 2005, from Ps.3,972.5 million in the fiscal year ended December 31, 2004. Average dollar-denominated and peso-denominated saving deposits increased 60.25% and 6.22% from Ps.364.0 million and Ps.2,061.2 million in the fiscal year ended December 31, 2004, to Ps.583.3 million and Ps.2,189.5 million in the fiscal year ended December 31, 2005, respectively. Average corporate bonds issued decreased 23.53% from Ps.415.2 million in the fiscal year ended December 31, 2004 to Ps.317.5 million in the fiscal year ended December 31, 2005. Borrowings from the Central Bank decreased 35.928% from Ps.1,949.6 million in the fiscal year ended December 31, 2004 to Ps.1,249.3 million in the fiscal year ended December 31, 2005 mainly due to the payments made during the fiscal year and the full prepayment in September 2005 of the Advances received from the Central Bank during the liquidity crisis of fiscal 2002. See “Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income less Financial Expenses) of Ps.1,368.1 million in the fiscal year ended December 31, 2006, represented a 30.89% increase over Gross Intermediation Margin of Ps.1,045.2 million in the fiscal year ended December 31, 2005, which in turn represented a 50.07% increase over Gross Intermediation Margin of Ps.696.5 million in the fiscal year ended December 31, 2004.

The following table sets forth the changes in Gross Intermediation Margin:

	December 31, 2006 vs. December 31, 2005 Increase (Decrease)	December 31, 2005 vs. December 31, 2004 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	(39,500)	247,845
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	378,493	48,570
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(10,254)	46,099
Net Change	328,739	342,514

The increase in Gross Intermediation Margin in the fiscal year ended December 31, 2006 was principally due to an increase in the yield spread (nominal basis) from 5.22% in the fiscal year ended December 31, 2005 to 7.95% in the fiscal year ended December 31, 2006 and to increases in average nominal rates of interest-earning assets and decreases in average nominal rates of interest-bearing liabilities.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.70.1 million in the fiscal year ended December 31, 2006, a 38.82% decrease over Ps.114.6 million in the fiscal year ended December 31, 2005, which in turn represents a 120.43% increase over the Ps.52.0 million in the fiscal year ended December 31, 2004. The decrease in fiscal 2006 was mainly due to a decrease in our non-performing loan portfolio due to the improvement in the economic situation in some economic sectors. The increase in fiscal 2005 was mainly due to direct charge offs derived from the sale of Public Sector Loans done during the year.

Our non-performing loan portfolio amounted to Ps.79.9 million at December 31, 2006, a 14.55% decrease over Ps.93.5 million at December 31, 2005, which in turn represented a 11.10% decrease over the Ps.105.1 million at December 31, 2004.

The non-performing loan portfolio ratio decreased from 1.11% at December 31, 2004 to 1.08% as of December 31, 2005 and decreased to 0.82% as of December 31, 2006.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.915.9 million for fiscal year ended December 31, 2006, Ps.721.2 million for fiscal year ended December 31, 2005 and Ps.584.9 million for fiscal 2004. The fiscal year 2006 amount represented a 27.0% increase from the amount earned in fiscal 2005. The fiscal 2005 amount represented a 23.29% increase from the amount earned in 2004.

The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2006	2005	2004
	(in thousands of pesos)
Service charges on deposit accounts	175,121	141,885	136,537
Credit card operations	97,250	75,913	74,540
Other fees related to foreign trade	39,192	33,051	24,215
Credit-related fees	18,114	14,391	7,668
Fund management fees	401,107	317,633	257,520
Capital markets and securities activities	11,332	9,496	8,798
Rental of safety deposit boxes	14,038	11,419	9,210
Fees related to guarantees	1,093	1,791	2,547
Insurance agency	44,707	20,409	18,101
Other	113,921	95,179	45,777
Total	915,875	721,167	584,913

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased 4.26% from Ps.136.5 million in the fiscal year ended December 31, 2004 to Ps.141.9 million in the fiscal year ended December 31, 2005 which in turn increased 23.42% to Ps.175.1 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2006 and 2005 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2006, we had 1,443,965 of such accounts compared to 1,285,428 such accounts at December 31, 2005 and compared to the 1,211,006 accounts at December 31, 2004.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 1.84% from Ps.74.5 million in the fiscal year ended December 31, 2004 to Ps.75.9 million in the fiscal year ended December 31, 2005, and in turn increased 28.11% to Ps.97.3 million in fiscal 2006. The increases in the fiscal years 2006 and 2005 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2006, the total number of credit cards we issued amounted to 1,017,974 compared to 672,558 at December 31, 2005 and to 558,864, at December 31, 2004.

Fees related to foreign trade increased 36.49% from Ps.24.2 million in the fiscal year ended December 31, 2004, to Ps.33.1 million in the fiscal year ended December 31, 2005, and in turn increased 18.58% to Ps.39.2 million in the fiscal year ended December 31, 2006. The increase in fiscal 2006 was mainly due to increases in volume of foreign trade. The increase in fiscal 2005 was mainly due to increases in volume of foreign trade and to the increase in the exchange rate.

Credit related fees increased 87.68% from Ps.7.7 million in the fiscal year ended December 31, 2004 to Ps.14.4 million in the fiscal year ended December 31, 2005, which in turn increased 25.87% to Ps.18.1 million in the fiscal year ended December 31, 2006. These increases were mainly due to the increase in granting of new loans due to the improvement in the economic situation of Argentina.

Fees related to fund management increased 23.34% from Ps.257.5 million in the fiscal year ended December 31, 2004 to Ps.317.6 million in the fiscal year ended December 31, 2005, as a result of an increase in fund management and pension fund management activities. Similarly these fees increased 26.28% to Ps.401.1 million in the fiscal year ended December 31, 2006, as a result of an increase in fund management and pension fund management activities. Funds under management grew 30.5% to Ps.16.7 billion in the fiscal year 2006 from Ps.12.8 billion in the fiscal year 2005, which in turn increased 21.9% from Ps.10.5 billion in fiscal 2004.

We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees increased during fiscal years 2006 and 2005 mainly due to the recovery of the economic environment in Argentina.

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

Income from capital markets and securities activities increased 7.93% from Ps.8.8 million in the fiscal year ended December 31, 2004, to Ps.9.5 million in the fiscal year ended December 31, 2005, and increased 19.33% to Ps.11.3 million in the fiscal year ended December 31, 2006 mainly due to increase in activity in placement of bonds and securities of private sector enterprises.

Rental of safety deposit boxes increased 23.98% from Ps.9.2 million in the fiscal year ended December 31, 2004 to Ps.11.4 million in the fiscal year ended December 31, 2005, and further increased 22.94% to Ps.14.0 million in the fiscal year ended December 31, 2006. These increases were mainly due to the increase in activity due to the improvement of the economic situation in Argentina and to increases in prices.

Fees related to Insurance Agency increased 12.75% from Ps.18.1 million in the fiscal year ended December 31, 2004 to Ps.20.4 million in the fiscal year ended December 31, 2005 and increased 119.1% to Ps.44.7 million in the fiscal year ended December 31, 2006. These increases were mainly due to the increase in consumer economic activity.

Fees related to guarantees decreased 29.68% from Ps.2.5 million in the fiscal year ended December 31, 2004 to Ps.1.8 million in the fiscal year ended December 31, 2005 and in turn decreased 38.97% to Ps.1.1 million in the fiscal year ended December 31, 2006. The decreases in fiscal years 2006 and 2005 were mainly due to a decrease in activity in this line of products.

Other service charge income increased 105.88% from Ps.46.2 million in the fiscal year ended December 31, 2004 to Ps.95.2 million in fiscal 2005, mainly due to increase in fees over drafts and notes for collection, ATMs and custody of securities. This service charge income increased 19.69% to Ps.113.9 million in the fiscal year ended December 31, 2006, mainly due to an increase in fees for transactions in ATMs, as consecuence in the use of its and the amount of fees.

Service Charge Expenses

Service Charge Expenses, which consist of fees that we paid principally to other financial institutions, and taxes on service charge income increased 41.83% from Ps.54.8 million in the fiscal year ended December 31, 2004 to Ps.77.8 million in the fiscal year ended December 31, 2005, and in turn increased 41.71% to Ps.110.2 million in the fiscal year ended December 31, 2006 mainly as a result of the increase in commissions paid by us and in Service Charge Income.

Operating Expenses

Our operating expenses increased 19.54% to Ps.927.4 million in the fiscal year ended December 31, 2006 from Ps.775.8 million in the fiscal year ended December 31, 2005, which in turn increased 14.12% from Ps.679.8 million in the fiscal year ended December 31, 2004.

Operating expenses increased in the fiscal year 2006 mainly because of: (i) a 21.71% increase in personnel expenses, (ii) a 61.19% increase in fees and external administrative services, (iii) a 24.11% increase in taxes, (iv) a 1.08% increase in utilities, (v) a 8.66% increase in depreciation of Bank premises and equipment, (vi) a 85.36% increase in credit card advertising and issuance expenses, (vii) a 47.39% increase in courier transportation, (viii) a 13.98% increase in advertising and promotion, (ix) a 17.41% increase in maintenance and repairs, (x) a 28.29% increase in business travel and development, (xi) a 25.54% increase in staff welfare, (xii) a 15.17% increase in rent, and (xiii) a 12.66% increase in other operating expenses. Such increases were partially offset by a 18.21% decrease in amortization of organization and development expenses.

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

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2006	2005	2004 (1)
	(in thousands of pesos)
Personnel expenses	452,919	372,128	308,400
Fees and external administrative services	17,492	10,852	10,226
Taxes	46.937	37,818	30,949
Utilities	21,216	20,989	19,860
Depreciation of Bank property and equipment	31,781	29,248	34,727
Credit card advertising and issuance expense	30,217	16,302	12,157
Courier transportation	10,631	7,213	11,688
Advertising and promotion (excluding credit card advertising)	38,918	34,146	23,433
Maintenance and repairs	30,712	26,157	23,656
Business travel and development	16,628	12,961	10,981
Staff welfare	32,094	25,565	21,411
Amortization of organization and development expenses	22,967	28,082	38,104
Rentals	44,879	38,968	34,237
Other	130,013	115,406	100,000
Total	927,404	775,835	679,829

(1)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.4.18.).

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 21.71% during fiscal 2006, 20.66% during fiscal year 2005 and 10.17% during fiscal year 2004 principally as a result of increases in salaries (which include payroll, termination payments and bonuses) and in the number of employees.

The number of our full-time employees increased from 3,541 in the fiscal year ended December 31, 2004 to 3,618 in the fiscal year ended December 31, 2005 and increased to 3,679 in the fiscal year ended December 31, 2006 (not including 2,053, 1,907 and 1,884 employees from non-banking subsidiaries, at December 31, 2006, 2005 and 2004, respectively). The increases in fiscal years 2006 and 2005 were mainly due to the recovery and increase of our business activity. In addition, during fiscal 2006 we opened two new branch offices and during fiscal 2005 we opened three new branch offices.

Fees and external administrative services increased 61.19% to Ps.17.5 million in the fiscal year ended December 31, 2006 from Ps.10.9 million in the fiscal year ended December 31, 2005, which in turn increased 6.12% from Ps.10.2 million in the fiscal year ended December 31, 2004. The increases in fiscal years 2006 and 2005 were mainly due to increases in the costs of services and in hiring external resources.

Taxes other than income tax increased 24.11% to Ps.46.9 million in the fiscal year ended December 31, 2006 from Ps.37.8 million in the fiscal year ended December 31, 2005, which in turn increased 22.19% from Ps.30.9 million in the fiscal year ended December 31, 2004. The increases in fiscal years 2006 and 2005 were mainly due to increase in activity.

Depreciation of property and equipment increased 8.66% to Ps.31.8 million in the fiscal year ended December 31, 2006 from Ps.29.2 million in the fiscal year ended December 31, 2005, which in turn decreaded 15.78% from Ps.34.7 million in the fiscal year ended December 31, 2004. The increase in fiscal year 2006 was mailnly due to increases in additions to the Bank´s property and quipment. The decrease in fiscal year 2005 was mainly due to reductions in additions to the Bank’s properties and equipment.

Credit card advertising and issuance expense increased 85.36% to Ps.30.2 million in the fiscal year ended December 31, 2006 from Ps.16.3 million in the fiscal year ended December 31, 2005, which in turn increased 34.09% from Ps.12.2 million in the fiscal year ended December 31, 2004. The increase in fiscal year 2006 was mainly due to the relaunching of the credit card products .The increase in fiscal year 2005 was mainly a result of increases in the use of credit cards due to the improving economic situation of Argentina, and the relaunching of all credit products by the Financial System.

Advertising and promotion fees increased 13.98% to Ps.38.9 million in the fiscal year ended December 31, 2006, from Ps.34.1 million in the fiscal year ended December 31, 2005, which in turn increased 45.71% from Ps.23.4 million in the fiscal year ended December 31, 2004. The increases in fiscal years 2006 and 2005 were mainly due to an increase of advertising expenses related to credit products launched during those fiscal years.

Utility costs increased 1.08% to Ps.21.2 million in the fiscal year ended December 31, 2006, from Ps.21.0 million in the fiscal year ended December 31, 2005, which in turn increased 5.68% from Ps.19.9 million in fiscal 2004. The increases in fiscal years 2006 and 2005 were mainly due to a higher activity level.

Amortization of organization and development expenses decreased 18.21% to Ps.23.0 million in the fiscal year ended December 31, 2006, from Ps.28.1 million in the fiscal year ended December 31, 2005, which in turn decreased 26.30% from Ps.38.1 million in the fiscal year ended December 31, 2004. The decreases in fiscal years 2006 and 2005 were mainly due to reductions in additions during those fiscal years.

Rent expenses increased 15.17% to Ps.44.9 million in the fiscal year ended December 31, 2006, from Ps.39.0 million in the fiscal year ended December 31, 2005, which in turn increased 13.82% from Ps.34.2 million in the fiscal year ended December 31, 2004. The increases in the fiscal years 2005 and 2004 were mainly due to higher rental costs. At December 31, 2006 our branch network consisted of 232 branches, of which 114 were located in properties we own and 118 were located in properties we lease. At December 31, 2005 our branch network consisted of 230 branches, of which 114 were located in properties we own and 116 were located in properties we lease.

Other operating expenses increased 12.66% to Ps.130.0 million in the fiscal year ended December 31, 2006 from Ps.115.4 million in the fiscal year ended December 31, 2005, which in turn increased 15.40% from Ps.100.0 million in the fiscal year ended December 31, 2004. The increases in fiscal years 2006 and 2005 were mainly due to increases in costs and to the increase in activity.

Other Income

Other Income decreased 35.01% to Ps.314.4 million in the fiscal year ended December 31, 2006 from Ps.483.9 million in the fiscal year ended December 31, 2005, which in turn decreased 33.66% from Ps.729.3 million in the fiscal year ended December 31, 2004. The decrease in fiscal year 2006 was mainly due to a 47.47% decrease in Other income related mainly with a lower deferred income tax provision, a 81.28% decrease in punitive interest, a 1.5% decrease in recoveries of charged off loans and reversal of allowances and a 7.66% decrease in interest on other assets. These decreases were partially offset by a 594.81% increase in income from long-term investments, mainly due to the income on the sale of Credilogros Compañía Financiera (see note 1.4. to the Consolidated financial statements), a 88.05% increase in income from disposal of assets and a 28.37% increase in rentals. The decrease in fiscal 2005 was mainly due to a 72.10% decrease in recoveries of charged-off loans and reversal of allowances, an 85.67% decrease in income from long-term investments and a 37.24% decrease in income from disposal of assets, partially offset by increases in rentals, punitive interest and interest on other assets.

Other Expenses

Other Expenses increased 6.29% to Ps.1,199.9 million in the fiscal year ended December 31, 2006 from Ps.1,128.9 million in the fiscal year ended December 31, 2005, which in turn decreased 4.98% from Ps.1,188.1 million in the fiscal year ended December 31, 2004.

The increase in the fiscal year ended December 31, 2006 was mainly due to a 19.25% increase in depreciation on differences paid on constitutional protection actions ( from Ps.220.0 million in fiscal year ended December 31, 2005 to Ps.262.3 million in the fiscal year ended December 31, 2006) and a 35.27% increase in Other expenses (from Ps.447.2 million in fiscal year ended December 31, 2005 to Ps.605.0 million in fiscal year ended December 31, 2006) partially offset by a 68.62% decrease in loss from disposal of assets (from Ps.27.0 million in fiscal year ended December 31, 2005 to Ps.8.5 million in fiscal year ended December 31, 2006), a 26.11% decrease in provisions for other receivables and other allowances (from Ps.422.9 million in fiscal year ended December 31, 2005 to Ps.312.5 million in fiscal year ended December 31, 2006) and a 35.12% decrease in depreciation of Other assets (from Ps.447.2 million in fiscal year ended december 31, 2005 to Ps.605.0 million in fiscal year ended December 31, 2006).

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

Income Tax

Income Tax expense was Ps.71.7 million in the fiscal year ended December 31, 2006, a 283.07% increase from Ps.18.7 million in the fiscal year ended December 31, 2005, which in turn represents a 75.73% decrease over the Ps.77.1 million posted in the fiscal year ended December 31, 2004. The increase in fiscal 2006 and the decrease in the fiscal year 2005 were mainly due to the temporary differences originated in each fiscal year due to the deferred tax method of accounting.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2006	2005	2004 (2)
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	290,733	153,067	35,954
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	101,757	53,573	12,584
Deferred tax	(8,050)	(84,700)	—
Inflation adjustment not deductible	—	—	—
Tax-exempt income	(27,763)	(54,363)	(71,766)
Unrealized valuation difference		—	—
Loss on capital contribution in kind to subsidiaries		—	—
Allowances on deferred tax assets	8,050	84,700	(23,624)
Other	(145,674)	(12,815)	(73,881)
Income tax (gain) / loss	(71,680)	(13,605)	(156,687)
(Allowances)	—	—	(83,552)
Income tax (gain) / loss, net	(71,680)	(13,605)	(73,135)
Actual income tax	71,680	13,605	5,638
Deferred income tax (1)	—	—	67,497

(1)	Included in Other Income and Income Tax.
(2)	Restated from its original version to apply the adjustments to prior years’ income to these Consolidated Financial Statements based on Argentine Central Bank’s regulations (see Note 3.4.18.).

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

Minority interest in subsidiaries

Loss on minority interest was Ps.39.0 million in the fiscal year ended December 31, 2006; Ps.17.1 million in the fiscal year ended December 31, 2005 and Ps.12.9 million in the fiscal year ended December 31, 2004. These changes were mainly due to the changes in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the changes in net income of PSA Compañía Financiera S.A. (in which we hold a 50% interest).

Financial Condition

Total Assets

At December 31, 2006 we had total assets of Ps.18,834.6 million, which represented a 17.84% increase from the Ps.15,983.7 million as of December 31, 2005.

The increase was mainly due to the following: a 12.41% increase in Loans net of allowances (from Ps.8,481.5 million at December 31, 2005 to Ps.9,534.2 million at December 31, 2006) mainly due to the increase in loans to the private sector and a decrease in loans to the Public Sector; a 58.76% increase in Cash and due from banks (from Ps.1,611.5 million at December 31, 2005 to Ps.2,558.5 million at December 31, 2006), a 24.76% increase in Government and private securities (from Ps.3,504.3 million at December 31, 2005 to Ps.4,372.0 million at December 31, 2006); a 80.68% increase in Items under financial lease ( from Ps.130.2 million at December 31, 2005 to Ps.235.2 million at December 31, 2006); a 10.35% increase in Other Receivables from Financial Transactions (from Ps.831.5 million at December 31, 2005 to Ps.917.5 million at December 31, 2006), mainly due to the increase of spot and forward purchases of government securities; a 18.44% increase in Other receivables (from Ps.239.0 million at December 31, 2005 to Ps.283.0 million at december 31, 2006) mainly due to the increase tax on minimun presumed income and the decrease in allowances; a 5.88% increase in Bank Premises and equipment (from Ps.375.8 million al December 31, 2005 to Ps.397.9 million at December 31, 2006); a 1,269.2% increase in Suspense Items (from Ps.1 million at December 31, 2005 to Ps.13.0 million at December 31, 2006) and 8.23% increase in Investments in Other companies (from Ps.50.3 million at December 31, 2005 to Ps.54.4 million at December 31, 2006).

These increases were partially offset by: a 37.82% decrease in Intangible assets (from Ps.655.3 million at December 31, 2005 to Ps.407.5 million at December 31, 2006), mainly due to depreciation of Constitutional protection actions during the fiscal year; a 44.33% decrease in Other assets (from Ps.63.2 million at December 31, 2005 to Ps.35.2 million at December 31, 2006) mainly due to the sale of properties during the fiscal year; and a 34.92% decrease in Other subsidiaries assets (from Ps.40.2 million at December 31, 2005 to Ps.26.2 million at December 31, 2006).

Total Liabilities and Stockholders’ Equity

At December 31, 2006, we had total liabilities and minority interests in subsidiaries of Ps.16,880.0 million, representing a 19.02% increase from the Ps.14,182.2 million at December 31, 2005.

The increase was mainly due to the following: a 17.83% increase in deposits (from Ps.10,613.1 million at december 31, 2005 to Ps.12,505.8 million at december 31, 2006) mainly due to the increase in time deposits, saving accounts and current accounts, a 19.22% increase in Other Liabilities from Financial Transactions (from Ps.1,244.8 million at December 31, 2005 to Ps.1,484.0 million at December 31, 2006) mainly due to the increase of spot and forward sales of government securities and loans from financial institutions; a 34.98% increase in Other liabilities (from Ps.252.0 million at december 31, 2005 to Ps.340.1 million at December 31, 2006) ; a 87.64% increase in allowances (from Ps.263.2 million at December 31, 2005 to Ps.493.8 million at december 31, 2006), a 72.12% increase in suspense items (from 2.3 million at December 31, 2005 to Ps.4.0 million at December 31, 2006) , a 13.47% increase in Other Subsidiary Liabilities (from Ps.1,617.9 million at December 31, 2005 to Ps.1,835.9 million at December 31, 2006), and a 14.56% increase in Minority Interest in Subsidiaries (from Ps.189.0 million at December 31, 2005 to Ps.216.5 million at December 31, 2006), mainly due to the income in subsidiaries.

Stockholders’ Equity increased from Ps.1,801.5 million at December 31, 2005 to Ps.1,954.6 million at December 31, 2006. The 8.49% increase reflected the Net income of the year (Ps.180.0 million) partially offset by the (Ps.27 million) dividend paid in May 2006.

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates. For a detailed description of our Asset and Liability Committee see “Directors and Senior Management - Special Committees - Asset and Liability Management”.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquid assets to total deposits of 44.67%, 44.11% and 33.07% at December 31, 2006, 2005 and 2004, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in current accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2006 totaled Ps.12,505.8 million. Approximately 14.53% of our deposits at such date were dollar denominated.

Under a medium-term note program, that expired in December 2005, we issued the first series of subordinated corporate bonds, on March 31, 1998, in the amount of US$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March

31, 2005. As of December 31, 2002 we had capitalized US$130 million of the above mentioned subordinated debt. As of December 31, 2004 the outstanding capital of this debt amounted to US$20 million, which was paid on March 31, 2005 upon maturity.

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

On October 31, 2000, we issued corporate bonds in the amount of US$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a semi-annual basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we agreed to refinance these corporate bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the balance in one year. In November 2003 we agreed upon the refinancing of these bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 10% payment of the capital as of November 26, 2003, and the remaining in semi-annual installments with final maturity on October 31, 2008. As of December 31, 2006 the principal outstanding of this debt amounts to US$81.0 million. Section 36 of Law No. 23,576, states that in order for the issuance of notes to be subject to fiscal benefits, said notes must be sold by public offering procedures, and their proceeds must be invested: (i) in physical assets situated in Argentina; (ii) in working capital in Argentina; (iii) for the refinancing of debt; or (iv) for the payment of irrevocable contributions in affiliate companies of the issuer, if their proceeds are exclusively invested as described in (i) and (ii). On February 9, 2007, the Bank’s Board of Directors adopted a resolution to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank´s officials the powers to determine the manner, terms and conditions for said repayment. On March 14, 2007 we paid the outstanding amount of this debt.

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

On December 29, 2004, we paid the last installment of subordinated corporate bonds issued by Corpbanca, which we thereby acquired. This debt was originally stated in dollars for an amount of US$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position at the time of each interest and principal payment. Upon the appeal’s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were expanded. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005, executed by the Argentine Minister of Economy and Production, which dismissed the Hierarchical Remedy sought. On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of US$25,604 thousand was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect was compensated during October 2006, with Boden 2012 having been subscribed for a nominal value of dollars 50,288. On November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies (FFRE) a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund (see Note 12.2. to the Consolidated Financial Statements), offering to pay for all purposes the total amount of Ps.84,337. Since January 22, 2007 the Trust Fund has requested several extensions, the last until April 15, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected. On April 13, 2007 the FFRE accepted the proposal of cancellation above mentioned for an amount of Ps.88,462, for which the Bank proceeded to transfer the funds corresponding to cancel fully and totally the debt on April 20, 2007. The difference of Ps.4,125 was absorbed with allowances recorded to such purpose at the end of the prior year.

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

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We had to face a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. At December 31, 2006, we have repaid a total of approximately US$105.3 million and Ps.2,220.3 million in connection with lawsuits brought by depositors.

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

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a significant part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to Banco Francés by the Central Bank. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from that of the interest rate. In this sense, the aforementioned adjusted CER deposits help to reduce the long CER adjusted position.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2006
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	1,866,100	—	—	—	—	1,866,100
Government securities	4,092,148	63,922	22,177	815	4,760	4,183,822
Corporate bonds	32,880	64,410	35,610	1,597	—	134,497
Loans (1)	6,773,566	1,663,161	1,092,157	106,642	65,844	9,701,370
Total	12,764,694	1,791,493	1,149,944	109,054	70,604	15,885,789
Interest-bearing liabilities
Deposits	9,576,649	610,508	1,365	—	—	10,188,522
Corporate bonds	—	248,638	—	—	—	248,638
Due to other banks	897,531	—	—	—	—	897,531
Total	10,474,180	859,146	1,365	—	—	11,334,691
Asset/liability gap	2,290,514	932,347	1,148,579	109,054	70,604	4,551,098
Cumulative sensitivity gap	2,290,514	3,222,861	4,371,440	4,480,494	4,551,098
Cumulative sensitivity gap as a percentage of total interest-earning assets	14.42%	20.29%	27.52%	28.20%	28.65%

(1) Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2006
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,289,073	—	—	—	—	1,289,073
Government securities	3,958,753	63,541	11,733	239	192	4,034,458
Corporate bonds	26,961	8,939	24,955	—	—	60,855
Loans (1)	5,784,008	1,187,740	1,078,413	106,642	65,844	8,222,647
Total	11,058,795	1,260,220	1,115,101	106,881	66,036	13,607,033
Interest-bearing liabilities:
Deposits	8,066,204	376,517	828	—	—	8,443,549
Corporate bonds	—	—	—	—	—	—
Due to other banks	389,872	—	—	—	—	389,872
Total	8,456,076	376,517	828	—	—	8,833,421
Asset/liability gap	2,602,719	883,703	1,114,273	106,881	66,036	4,773,612
Cumulative sensitivity gap	2,602,719	3,486,422	4,600,695	4,707,576	4,773,612
Cumulative sensitivity gap as a percentage of total interest-earning assets	19.13%	25.62%	33.81%	34.60%	35.08%

(1) Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2006
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	577,027	—	—	—	—	577,027
Government securities	133,395	381	10,444	576	4,568	149,364
Corporate bonds	5,919	55,471	10,655	1,597	—	73,642
Loans (1)	989,558	475,421	13,744	—	—	1,478,723
Total	1,705,899	531,273	34,843	2,173	4,568	2,278,756
Interest-bearing liabilities:
Deposits	1,510,445	233,991	537	—	—	1,744,973
Corporate bonds	—	248,638	—	—	—	248,638
Due to other banks	507,659	—	—	—	—	507,659
Total	2,018,104	482,629	537	—	—	2,501,270
Asset/liability gap	(312,205)	48,644	34,306	2,173	4,568	(222,514)
Cumulative sensitivity gap	(312,205)	(263,561)	(229,255)	(227,082)	(222,514)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(13.70)%	(11.57)%	(10.06)%	(9.97)%	(9.76)%

(1) Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2006, our total foreign exchange-denominated asset position was Ps.2,713.7 million and our total foreign exchange-denominated liability position was Ps.2,615.3 million, resulting in a net asset currency position of Ps.98.5 million, which is 5.04% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2006, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 16.12. to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2006 we had a consolidated excess capital of Ps.1,085.1 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,089.7 million under the Argentine risk-based capital guidelines (which are based on the Basle Committee). As of December 31, 2005, our excess capital amounted to Ps.1,021.4 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, of Ps.1,889.9 million.

As of December 31, 2006, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2006 and 2005, our stockholders’ equity was Ps.1,954.6 million and Ps.1,801.6 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 10.79% and 10.88%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2006, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2006 (5)	2005 (5)	2004 (5)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	540,415	331,836	232,962
Allocated to Bank premises and equipment, intangible assets and equity investment assets	116,944	132,125	137,918
Interest rate risk	98,833	97,950	35,612
Incremental minimum capital requirements originated in excesses in other regulations	—	197,645	—
Public sector and securities in investment account	99,227	70,877	32,336
A- Minimal exigency by adds up risks	855,419	830,433	438,828

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	931,187	768,793	807,830

Maximum between A and B	931,187	830,433	807,830
Market risk	73,367	38,079	27,767
Required minimum capital under Central Bank rules	1,004,554	868,512	835,597

Basic net worth	1,774,548	1,684,343	1,703,124
Complementary net worth	190,866	122,207	(73,371)
Deductions	(92,186)	(105,617)	(145,632)
Minority interest	216,480	188,960	172,275
Total capital under Central Bank rules	2,089,708	1,889,893	1,656,396

Excess capital	1,085,154	1,021,381	820,799

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	10.79%	10.88%	10.06%(4)
Total liabilities as a multiple of total stockholders’ equity	8.64x	7.77x	8.42x(4)
Cash and due from banks as a percentage of total deposits	20.46%	15.18%	18.53%(4)
Liquid assets as a percentage of total deposits (1)(3)	55.42%	48.20%	46.07%(4)
Loans as a percentage of total assets	50.62%	53.06%	57.78%(4)

(1)	See “Information on the Company—The Argentine Banking System and its Regulatory Framework —Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2006, 2005 and 2004, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations (see Note 3.4.18. to the Consolidated Financial Statements).

(5)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.46,559, Ps.38,440 and Ps.40,392 as at December 31, 2006, 2005 and 2004, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by Period (in thousands of Pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1,559,361	1,372,683	186,621	57	—
Operating leases	64,912	13,948	20,810	13,420	16,734
Total	1,624,273	1,386,631	207,431	13,477	16,734

Commercial commitments
Lines of credit	13,695	13,695	—	—	—
Standby letters of credit	100,577	100,577	—	—	—
Guarantees	178,079	163,730	3,315	2,430	8,604
Total	292,351	278,002	3,315	2,430	8,604

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 16.18 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2006 are explained in Note 16.18. to the Consolidated Financial Statements.

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

Non Financial Trusts

In addition, we act as trustee in 59 non financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.1,220 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 10. to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 17 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2006, 2005 and 2004 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1. to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect would have caused our net income to decrease by Ps.34.5 million as of December 31, 2006 and increase by Ps.19.3 million and Ps.513.7 million for the fiscal years ended December 31, 2005 and 2004, respectively. In addition, stockholders’ equity would have increased by Ps.489.7 million, Ps.536.6 million and Ps.483.6 million as of December 31, 2006, 2005 and 2004, respectively.

In addition, as mentioned in Note 5.2. to the Consolidated Financial Statements, the Bank, as requested by the Central Bank, did not record an asset for the credit for tax on minimum presumed income. As of December 31, 2003, a valuation allowance was provided to reserve the amount recorded, in view of the deteriorating economic situation in Argentina. Several events arose after the closing of the year ended December 31, 2004 that improved the forecast of the Argentine economy and the development of future operations in the Bank. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, the valuation allowance should be reversed in accordance with U.S. GAAP. Had U.S. GAAP been applied, and as a result of the adjustment to earnings of prior years booked by the Bank under Central Bank’s rules, the Bank’s assets would be increased by Ps.1.0 million as of December 31, 2004. On the other hand, the Bank’s net income would be decreased by Ps.1.0 million as of December 31, 2005 and would be increased by Ps.62.6 million for the year ended December 31, 2004.

Under Argentine Banking GAAP, loan origination and issuance credit card’s fees are recognized when collected. Under U.S. SFAS No. 91, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to decrease our net income by Ps.15.6 million, Ps.2.3 million and Ps.9.7 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.38.6 million, Ps.23.1 million and Ps.20.8 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged-off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.11.4 million, Ps.16.9 million and Ps.16.4 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Our net income would have increased by Ps.5.5 million and Ps.2.4 million for the fiscal years ended December 31, 2006 and 2004, respectively, and would be decreased by Ps.0.5 million for the fiscal year ended December 31, 2005.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.76.3 million, Ps.173.0 million and

Ps.460.1 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Our net income would have increased by Ps.61.2 million, Ps.383.3 million and Ps.167.3 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.1.0 million and Ps.7.9 million for the fiscal years ended December 31, 2006 and 2004, respectively and would be increased by Ps.4.5 million for the fiscal year ended December 31, 2005. On the other hand, the income for the year ended December 31, 2006 would be decreased by Ps.5.5 million and would be increased by Ps.12.4 million and Ps.364.3 million for the fiscal years ended December 31, 2005 and 2004, respectively.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.70.2 million, Ps.49.6 million and Ps.37.6 million at December 31, 2006, 2005 and 2004, respectively. On the other hand, the income for the years ended December 31, 2006, 2005 and 2004 would be increased by Ps.20.7 million, Ps.12.0 million and Ps.48.4 million, respectively.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets by Ps.559.2 million, Ps.909.5 million and Ps.1,821.8 million at December 31, 2006, 2005 and 2004, respectively. On the other hand, income would be increased by Ps.350.3 million, Ps.912.3 million and Ps.183.7 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would decrease assets by Ps.149.0 million and Ps.175.3 million at December 31, 2005 and 2004, respectively. On the other hand, income for the years ended December 31, 2006, 2005 and 2004 would be increased by Ps.149.0 million, Ps.26.3 million and Ps.153.3 million, respectively.

On April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP a decreasing in the income for the fiscal year ended December 31, 2004 of Ps.104.3 million. In August, 2004, the Bank swapped Secured Bonds due in 2018 in the framework of Swap II of Deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP, gains on extinguishments of deposit-related liabilities in the income for the year ended December, 31 2004 by Ps.108.0 million.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.363.9 million, Ps.586.5 million and Ps.739.3 million at December 31, 2006, 2005 and 2004, respectively. On the other hand, net income would have increased by Ps.222.6 million, Ps.152.8 million and Ps.72.3 million at December 31, 2006, 2005 and 2004, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.21.8 million, Ps.18.8 million and Ps.12.8 million at December 31, 2006, 2005 and

2004, respectively. On the other hand, the income for the years ended December 31, 2006, 2005 and 2004 would be decreased by Ps.3.1 million, Ps.5.9 million and Ps.4.3 million, respectively.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.48.4 million, Ps.44.8 million and Ps.36.1 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Net income would have decreased by Ps.3.6 million, Ps.8.8 million and Ps.2.5 million for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.898.4 million and Ps.768.7 million at December 31, 2006 and 2005, respectively.

Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions as a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.71.9 million and Ps.84.5 million at December 31, 2006 and 2005, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.100.6 million and Ps.80.6 million at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the subsidiary Consolidar AFJP, manages a retirement and pension plan for an amount of Ps.16.7 billion and Ps.12.8 billion, respectively. Consolidar AFJP S.A. maintains provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators. The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased stockholders’ equity by Ps.230.2 million, Ps.209.0 million and 172.9 million at December 31, 2006, 2005 and 2004, respectively. On the other hand, income for the fiscal years ended December 31, 2006, 2005 and 2004 would have decreased by Ps.21.2 million, Ps.36.1 million and Ps.48.3 million, respectively.

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with de accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 3.4.21. and 6.). Had U.S. GAAP been applied, liabilities would be decreased by Ps.30.2 million and Ps.10.1 million for the years ended December 31, 2006 and 2005, respectively, and would be increased by Ps.36.8 million at December 31, 2004. On the other hand, income for the years ended December 31, 2006, 2005 and 2004 would be increased by Ps.20.0 million, Ps.46.9 million and Ps.4.6 million, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be to increase assets by Ps.254.9 million for fiscal years ended December 31, 2006, 2005 and 2004.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.35.9 million, Ps.29.2 million and Ps.22.6 million at December 31, 2006, 2005 and 2004, respectively. Additionally, the income would be increased by Ps.6.6 million for the fiscal years ended December 31, 2006, 2005 and 2004.

SFAS 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million for the fiscal years ended December 31, 2006, 2005 and 2004 and 2003.

As a result of the sale of Banco Francés (Cayman) Ltd. during the year ended December 31, 2004, as described in Note 1.5. the income for the year then ended would be decreased by Ps.200.0 million.

In the fiscal year ended December 31, 2004 we sold our interest in Banco Francés (Cayman) Ltd. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004. Had U.S. GAAP been applied, our income for the fiscal year ended December 31, 2004 would be increased by Ps.143.4 million.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.16.). Had U.S. GAAP been applied Allowances for other contingencies would have decreased by Ps.44.8 million at December 31, 2006. On the other hand, income for the fiscal year ended December 31, 2006 would have increased by Ps.44.8.

Calculated in accordance with U.S. GAAP, our net income for the fiscal years ended December 31, 2006, 2005 and 2004 would have been Ps.977.5 million, Ps.1,634.6 million and Ps.1,407.5 million, respectively. Under Argentine Banking GAAP, our net income (net loss) was Ps.180.0 million, Ps.117.2 million and Ps.(54.0) million, for the same respective periods.

Credit Ratings

The international rating agencies downgraded our ratings in 2001 and 2002, following the crisis and the downgrade of the sovereign ceiling. Standard & Poor’s rated our counterparty credit risk rating “SD” (selective default) and our senior debt rating “CC” and Moody’s Investors Service rated our financial strength credit rating “E” and our senior debt rating “Ca”.

As of June 15, 2002, we asked the international rating agencies to temporarily suspend the ratings of Banco Francés. We made this decision within cost reduction measures and because we believed that our ratings would not improve in the medium term in light of the deep crisis in Argentina and in the financial system.

As of June 1, 2005, with the completion of the sovereign debt restructuring, Standard & Poor upgraded the new sovereign debt to B- and currently maintains a rating of B+, with stable outlook. Accordingly Standard & Poor’s rated “AA” our local counterparty credit risk rating and “AA” our senior debt rating.

As of the filing of this annual report, credit ratings in the banking system are still very affected by the remaining effects of the crisis. We intend to request for international ratings once the financial and economic situation of Argentina, of the financial system and of the Bank gives value added to investors and justifies the cost.

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

Trend Information

In light of the strong economic activity and fiscal solvency, coupled with a stable exchange rate and inflation under control, the financial system will continue to be focused, during 2007, in further expanding the private sector lending activity, with emphasis in the retail segment, while reinforcing the transactional business. Solid credit growth was mainly biased towards short and medium-term loans in the corporate market and personal loans and credit cards in the consumer segment and represents a clear trend for the years to come. However, no assurance can be given that credit demand will remain strong and that this trend will continue. For a description of recent changes in our business strategy and a summary of the main adverse consequences of the current economic scenario on our business and future prospects.

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

The General Regular and Special Shareholders Meeting held on April 26, 2007 (i) re-elected two regular directors Mr. Gustavo Marcelo Canestri and Javier D´Ornellas, for a period of three years; and (ii) appointed José Manuel Tamayo Pérez as a new director in replacement of José Carlos Plá Royo, also for a period of three years. After the relevant distribution of positions, the Board was constituted as follows: Mr. Jorge Carlos Bledel as Chairman, Mr. Manuel Tamayo Pérez as Vice-Chairman, and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas and Oscar Miguel Castro as Regular Directors. Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were also elected as alternate members of the Board.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience

Jorge Carlos Bledel (*)	December 2008	Chairman	04/19/1954
Present principal occupations:
Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Vice Chairman, Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Chairman, Inversora Otar S.A. (“Inversora Otar ”); Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman, Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”); Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Seguros de Retiro”); Chairman, BBVA Consolidar Seguros S.A. (“BBVA Seguros”) and Chairman, Consolidar Salud S.A. (“Consolidar Salud”).

Business experience: Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, Banco Francés; Wholesale Banking Director, Banco Francés and Retail Banking Director, Banco Francés.

Mr. Bledel joined the staff of Banco Francés in 1986 and was first elected to the Board in March 2003.

José Carlos Plá Royo (*)	December 2008	Vice-chairman	02/10/1952
Present principal occupations:
Director, BBVA Provida S.A., Chile; Director, BBVA Seguros S.A., España; Director, IBERDROLA S.A., España; Director
TICLIO S.L., España.

Business experience: Corporate Banking Director, Banco Bilbao, España; Assitant Executive General Director, Banco del Comercio, España; General Director, Banco del Comercio, España; General Director, Banco Continental, Perú; Assitant Executive General Director, BBVA, España; CEO, Banco Provincial, Venezuela; Assitant Executive American Area, BBVA, España; Counselor, AFJP Consolidar, Argentina; Counselor, AFP Crecer, El Salvador; Counselor, AFP Horizonte, Perú; Counselor, AFP Horizonte, Colombia; Counselor, AFP Previsión, Bolivia; Counselor, BBVA Pensiones, Chile; Chairman, Gestión de Previsión y Pensiones, España; Counselor, MAPFRE La Seguridad, Venezuela and Vice Chairman, Provida Internacional, Chile.

Marcelo Gustavo Canestri (*)	December 2009	Director	04/23/1953
Present principal occupations:
Director, Francés Valores; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Director, Inversora Otar; and Alternate Director, BBVA Seguros.

Business experience: Corporate Assistant Manager, Banco Francés; Wholesale Banking Assistant Manager, Banco Francés; Asset Management Director, Banco Francés and Financial Director, Banco Francés.

Mr. Canestri joined the Bank in 1973 was first elected to the Board in September 2001.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside Banco Francés and business experience
Javier José D’Ornellas (**)	December 2009	Director	06/07/1940
Present principal occupations
Director, Asociación Argentina Cultural Inglesa (AACI); Chairman, Rentar S.A.

Business experience: Director Inversiones Robert S.A.;
Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Chairman, Vidrios Lirquén S.A.; Chairman, Santa Lucía Cristal SACIF; Director, Concord S.A. Colombia and Director, Santa Lucia Cristais Brasil.

Mr. D’Ornellas was elected as Director in 1998.

Oscar Miguel Castro (**)	December 2008	Director	12/04/1945
Present principal occupations:
Statutory auditor (síndico) of Grupo Orígenes: Origenes Retiro, Internacional Vida, Origenes A.F.J.P. Independent director: Transportadora Gas del Sur.

Business experience: Statutory auditor: Santander Sociedad de Bolsa, Banco Supervielle, Banco Rio, Banco Societe Generale S.A., Axa Inversora, BBVA Banco Francés. Alternate statutory auditor: Banco Comafi, BNP Asset Management. Executive Committee of Financial Services member: Arthur Andersen Worldwide. Partner in charge of Financial Services division: Arthur Andersen Latinamerica and Argentina. International Partner: Arthur Andersen.

Mr. Castro was elected as director in 2003.

(*)	According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Messrs. Jorge Carlos Bledel, José Carlos Plá Royo and Marcelo Gustavo Canestri do not qualify as independent directors, as they are employees of the Bank.
(**)	Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

The Regular and Special Shareholder Meeting held on April 27, 2006 re-elected Messrs. Jorge Carlos Bledel and Oscar Miguel Castro as directors and appointed Mr. José Carlos Plá Royo as director, for a period of three years. Until the date of this annual report, the Central Bank has not issued the corresponding authorization to the appointment of director José Carlos Plá Royo. According to the provisions of General Resolution No. 368, as amended by General Resolution No. 400 of de CNV, Mr. José Carlos Plá Royo does not qualify as independent director, as he is a former employee of BBVA. In addition, the Regular and Special Shareholder Meeting held on April 27, 2006 re-elected Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet as alternate directors for a period of three years.

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
Director, Rombo Compañía Financiera; Vice Chairman, Francés Valores; Chairman, Inversora Otar; Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro; Chairman, Consolidar Seguros and Chairman, Consolidar Salud.

Mr. Bledel joined Banco Francés in 1986.

José Carlos López Álvarez	2003	Assistant Executive Director, Accounting and Risk Management Director	03/15/1959
General Assistant Director and Financial Director of Banco del Comercio (Spain) and Vice-president, Risk Management Director and Financial Director of BBVA Brasil.

Mr. López Alvarez joined the Bank in 2003.

Tomás Deane	2003	Director, Global Wholesale Banking	03/29/1967	Mr. Deane joined the Bank in 1990, in the area of Financial Funds Management.
Oscar Hugo Fantacone	2002	Director, Retail Banking	03/27/1951
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

Mr. Canestri joined the Bank in 1973.

Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, Banco Francés. Mr. Milstein joined the Bank in 1995.
Carlos E. Montoto	1998	Director, Human Resources	08/10/1957	Director, Atuel Fideicomisos S.A.; Chairman, Promoción y Servicios Financieros S.A. Mr. Montoto joined Banco Francés in 1975.
Juan Eugenio Rogero González	2005	Director, Risk Management	06/20/1956
Mr. Rogero González joined the BBVA in 1973, his background and work experience includes: Branch Corporate Banking Director of Bilbao BBVA; Risk and Corporate Director, BBVA Puerto Rico; Insurance Development Director, BBVA America and Global Corporate Risk Control Director, BBVA.

Mr. Rogero González joined the Bank in 2005.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment. Expect for mentioned in “Directors, Senior Management and Employees-Compensation of Directors and Officers”.

Supervisory Committee

The following table indicates the composition of the Supervisory Committee of Banco Francés until December 31, 2006:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2006
	Carlos Roberto Chiesa	December 31, 2006
	Alejandro Mosquera	December 31, 2006

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2006
	Julieta Paula Pariso	December 31, 2006
	Paola Lorena Rolotti	December 31, 2006

As of December 31, 2006, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as public accountants, have represented to the Bank that: (a) they perform or are prepared to perform the function of statutory auditors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Biscardi & Asociados.

The General Ordinary and Special Shareholders Meeting of Banco Francés held on April 26, 2007, appointed the following members of the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2007
	Carlos Roberto Chiesa	December 31, 2007
	Alejandro Mosquera	December 31, 2007

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2007
	Julieta Paula Pariso	December 31, 2007
	Paola Lorena Rolotti	December 31, 2007

Background information

Mario Rafael Biscardi: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., Banco Banex S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., P&G Holding S.R.L and Inta Industria Textil Argentina S.A.

Carlos Roberto Chiesa: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., Banco Banex S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A. and Hidroeléctrica Cerros Colorados S.A.

Alejandro Mosquera: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., Banco Banex S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., P&G Holding S.R.L, and Inta Industria Textil Argentina S.A.

Osvaldo Pablo Alejandro Jofré : Attorney, a member of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of Supervielle S.A., Banco Banex S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII and Santista Textil Argentina S.A.

Julieta Paula Pariso: Attorney, a member of the firm Biscardi & Asociados, she is a member of the Supervisory Committee of Supervielle S.A., Banco Banex S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII, GMAC Cia. Financiera S.A. and Hidroeléctrica Cerros Colorados S.A.

Paola Lorena Rolotti: Attorney, a member of the firm Biscardi & Asociados, she is a member of the Supervisory Committee of Supervielle S.A., Banco Banex S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII, Santista Textil S.A. and Hidroeléctrica Cerros Colorados S.A.

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

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003 and April 22, 2004, April 28, 2005, April 27, 2006 and April 26, 2007 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238, (ii) the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; and (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003, 2004, 2005 and 2006 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192.

The firm Deloitte & Co. S.R.L. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

Audit Committee (I)

Banco Francés established the Audit Committee (I) as described in the Minutes of the Board of Directors No. 4,974 to comply with the provisions set out by the Central Bank in its Communication “A” 2525, as supplemented, dated April 1997.

As of this date, the Audit Committee (I) is comprised of:

▪	Marcelo Gustavo Canestri

▪	José Carlos Plá Royo

▪	Oscar Miguel Castro

▪	Eduardo Zerega

Permanent Assitant to the Committee: Jorge Carlos Bledel; Oscar Hugo Fantacone; José Carlos López Álvarez; Evelina Leoní Sarrailh and Javier D’Ornellas.

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

The Audit Committee (I)’s duties are to:

▪	Supervise the appropriate implementation of the internal control systems defined in the institution through a regular evaluation;

▪	Provide assistance to improve the effectiveness of the internal controls;

▪	Inquire about external audit planning and comment as necessary on the nature, scope, and time for the performance of the audit proceedings;

▪
Revise and approve the annual work program of the institution’s internal audit area (“Internal Audit Planning Memorandum” or “Annual Planning”) to be carried out under these rules, as well as the level of compliance with such program;

▪	Revise the reports issued by the internal auditors pursuant to the provisions set forth in these rules;

▪
Consider the observations made by the external and the internal auditors regarding the internal control weaknesses found during the performance of their duties, as well as the corrective measures implemented by the general management to minimize or cure such weaknesses;

▪	Review the results obtained by the Supervisory Committee of the Bank during the performance of its duties, as informed in the applicable reports;

▪
Maintain a permanent communication with the officers of the Superintendency of Financial and Exchange Institutions in charge of the control of the Bank, so as to learn about their concerns, and the problems identified during the inspections conducted in the Bank, and control the actions adopted to solve such problems;

▪
Keep informed of the annual financial statements and the financial statements for the respective three-month periods as well as the external auditors’ report issued with respect to the former, and any other applicable accounting information; and

▪	Regularly control compliance with the independence rules applicable to external auditors.

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

With the appointment of José Carlos Plá Royo, the Audit Committee (II) consists of three members of the Board, two of them being independent directors in terms of Decree No. 677/01 and Resolution No.400/02, are elected for three years and may be re-elected.

Its present composition, according Board of Directors resolution held on April 27, 2006 is as follows:

Members:	José Carlos Plá Royo
Oscar Miguel Castro
Javier D’Ornellas

The powers and duties of the Audit Committee (II) are as follows:

▪	To render an opinion on the Board’s proposal to appoint the external auditors to be retained by the company, and ensure their independence.

▪
To supervise the operation of internal control and administrative accounting systems, as well as ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations.

▪	To supervise the application of policies as regards the information about the company’s risk management.

▪	To furnish the market with comprehensive information in respect of operations which may involve conflicts of interest with members of the corporate bodies or controlling shareholders.

▪	To render an opinion on the reasonableness of proposals concerning fees and share option plans for the company’s directors and managers as submitted by the administration body.

▪
To render an opinion on the observance of legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights.

▪	To verify the observance of the applicable standards of behavior.

▪	To issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by the Decree.

▪	To issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the company.

▪	To prepare annually an action plan to be submitted to the Board and the Supervisory Committee.

▪
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

Compensation of Directors and Officers

The aggregate amount of compensation paid by Banco Francés and its subsidiaries during the fiscal year ended December 31, 2006, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.24.6 million. This amount also includes compensation accrued during 2005 and paid in 2006. Compensation in the amount of Ps.16.5 million accrued during 2006 and was fully paid in 2007 before the date of this annual report. During the fiscal year ended December 31, 2006, Banco Francés was required to set aside Ps.4.6 million to provide defined contribution pension plans (see Note 16.15. to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Risks and (iv) Disclosure, among others.

▪	Management Committee

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

▪	Media Committee

The Media Committee has as duties the institutional treatment of policies, objectives and the planning of the information system area and is comprised of: (i) Gabriel Milstein, (ii) Oscar Hugo Fantacone, (iii) Marcelo Gustavo Canestri, (iv) Tomás Deane, (v) Eduardo Zerega, (vi) Jorge Carlos Bledel and (vii) Guillermo de la Plaza.

▪	Risk Committee

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

(3)
If the UCRC’s decision coincides with the decision taken by the OTC, the committee shall register such resolution in the applicable record of the OTC, shall further inform the applicable area for the rating to be included and shall send a copy to the applicable business area;

(4)	If the UCRC decision differs from the decision made by the OTC, a new rating shall have to be effected and informed to a new OTC;

(5)	Decide proposed refinancing for amounts (regularly adjusted) and as to any relief or fine pursuant to the rules in force; and

(6)	The OTC’s decisions shall be adopted upon the consent of the committee; in the event the decision were not unanimous, such decision shall fall within the discretion of the Committee’s Chairman.

▪	Asset and Liability Committee

The Asset and Liability Committee is comprised of : (i) Chief Executive Officer, Jorge Bledel; (ii) Assistant Executive Director, Accounting and Risk Management, José Carlos López Alvarez,; (iii) Wholesale Banking Director, Tomás Deane; (iv) Retail Banking Director, Oscar Hugo Fantacone; (v) Chief Financial Officer, Marcelo Gustavo Canestri; (vi) Head of Financial Management, Carlos Marí; (vii) Head of Financial Control, Enrique Savanti.

The Asset and Liability Committee meets on a weekly basis, and its main duties are:

(i)	Establishes specific limits with respect to risk exposure;

(ii)	Sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet; and

(iii)
It is responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates.

▪	Disclosure Committee

The Disclosure Committee is comprised of: (i) Assistant Director to the Executive Director, José Carlos López Álvarez, (ii) Director, Financial Area (Chairman), Marcelo Gustavo Canestri , (iii) Director, Legal Advisory, Evelina Leoní Sarrailh, (iv) Auditing Director, Eduardo Zerega, (v) Accounting Manager, Claudia Gonzalez, (vi) Planning and MIS Manager, Enrique Savanti; (vii) Independent Director, Oscar Miguel Castro; and (viii) Investor Relations (Secretary), Adriana Arbelbide.

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

▪	Terrorism Assets and Money Laundering Prevention Committee

The Terrorism Assets and Money Laundering Prevention Committee is comprised of: The Regulatory Compliance Direction Director (Coordinator), the Regulatory Compliance Direction’s officer (Vice-coordinator) in charge of Assets Laundering, the BBVA - Banco Francés S.A.’s Director (Vocal member) Responsible for Anti-laundering activities, a Regular Director (Vocal member) of the Board of BBVA - Banco Francés S.A. the Chief Financial Trading (Vocal member), the Regulatory Compliance Direction’s officer (Vice-coordinator) responsible for Related Companies, the Legal Services Direction’s Director (Vice-coordinator), the Auditing Direction’s Director (Vice-coordinator), a Representative (Secretary) of the Legal Services Direction, the Media Direction’s Director (Vocal member), the Direction of Human Resources and Quality’s Director (Vocal member), the Commercial Banking Direction’s Director (Vocal member)~~.~~, the Financial Companies Area Manager of the Commercial Banking Direction (Vocal member), Consolidar’s Internal Control and Regulatory Compliance Manager (Vocal member), the President of Francés Valores Sociedad de Bolsa S.A. (Vocal member), and the President of Francés Administradora de Inversiones S.A. (Vocal member).

In order to comply with its control and prevention purposes, the Terrorism Assets and Money Laundering Prevention Committee assumes the following responsibilities:

-	To deal with all matters related to the prevention of terrorism assets laundering and financing.

-	To define operational policies and continuously monitor their degree of advancement.

-
To provide support for the terrorism assets laundering and financing Sub-Committee in order to make decisions on reporting to the competent authorities about any transactions which may appear unusual or suspicious, or dismissing such action as may be required.

-	To assign duties to the different areas involved.

Each Vocal member assumes the following functions:

-	To render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing.

-	To detect any relevant situation which may occur in his or her area in this connection.

-	To analyze any new product or service and evaluate potential asset laundering risks.

-	To assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for Asset Laundering Prevention.

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

▪	Terrorism Assets Laundering and Financing Committee

Participants

The Regulatory Compliance Director (Coordinator), the Regulatory Compliance Direction’s officer responsible for Asset Laundering (vice-coordinator), the Head of the Legal Services Direction (vice-coordinator), the Head of the Auditing Direction (vice-coordinator).

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

▪	Corporate Integrity Management Committee

Participants

The Committee members acquire such condition as a result of their position and will cease to be such members as soon as they cease in their functions as heads of the relevant areas.

Director Legal Advisory

Director Regulatory Compliance

Director Human Resources

Director Internal Auditing

The Committee members may appoint any executive in their area to replace them in case of absence or impossibility to attend any of its meetings.

Secretary

The Committee will appoint a Secretary pertaining to the Legal Services Area to attend the meetings without a vote and perform the following functions:

-	Convene the Committee.

-	Prepare the agenda for the Committee meetings based on the proposals received from the different members.

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

Regular meetings

The Committee will meet with such frequency as may be required for the performance of its functions.

▪	Discipline Committee

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

Functions

It is BBVA Banco Francés corporate body in charge of examining labor disciplinary files.

It resolves restrictively on the following irregularities:

(1)	Fraud, violation of Bank regulations, negligence in their compliance.

(2)	Disloyalty in the tasks requested.

(3)	Confidence abuse; theft or robbery of property belonging to the Bank, fellows, clients or any person in the Bank’s premises.

(4)	Powers abuse.

Regular meetings

A meeting is held once a month and only if necessary in case the matters to be considered require an urgent and immediate decision.

▪	Computing Security Committee

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

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers shall have this audit committee in place prior to July 31, 2005. Decree No. 677/01 and CNV’s standards require Banco Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of Banco Francés currently complies with the standards of Decree No. 677/01 and CNV.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV’s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV’s rules provide for the training of its members to carry out their duties and Banco Francés engages in this training.

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

Under NYSE Section 303A.07(c), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(c) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Decree No. 677/01 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

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

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by Banco Francés’s bylaws.

Notification of Non-fulfillment

Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

No such provision regarding notification of non-fulfillment of NYSE Section 303A is contained in Argentine law or Banco Francés’s bylaws, but Banco Francés’s CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2006, 2005 and 2004:

	As of December 31,
	2006 (1)	2005 (1)	2004 (1)
Main office	1,376	1,218	1,221
Branches	2,303	2,400	2,320
Total	3,679	3,618	3,541

(1)	Excludes 2,053, 1,907 and 1,884 employees from non-banking subsidiaries as of December 31, 2006, 2005 and 2004, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2006, 359 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of April 30, 2007, Gabriel Milstein (Media Director), Marcelo Canestri (Financial Director) and Oscar Fantacone (Retail Banking Director), owned shares in Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2006, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2006
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria (1)	215,195,798	45.65%
Bilbao Vizcaya America BV (2)	98,596,099	20.92%
The Bank of New York (4)	46,284,005	9.82%
Inversora Otar S.A. (3)	44,301,125	9.40%

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

Banco Francés carried out a new capital increase in 2004. The subscription period for the exercise of the preemptive and accretion rights regarding the issuance of 103,232,874 ordinary shares of Ps.1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding ended on November 17, 2004. The offer was carried out by the capitalization of certain eligible assets and cash, and took place in Argentina. Accordingly the capital stock of Banco Francés increased from 368,128,432 shares to 471,361,306 shares. As a result of the capitalization BBVA (the main shareholder of Banco Francés) owns, directly and indirectly, 75.97% of Banco Francés’ capital stock.

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

As of December 31, 2006, according to our records and the records of the Depositary, 34 holders of ordinary shares and 25 registered holders of ADSs have an address in the United States, representing, in the aggregate, 10.32% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2006 and 2005. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2006					Fiscal Year ended December 31, 2005
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	167,672	—	71,401	—	Guarantees given, other loans	238,295	—	118,590	—	Guarantees given, other loans
Credilogros Cía. Financiera S.A.	50,655	9.35%	—	—	Advances, call money, guarantees given and Equity investment	77,635	4.81%	47,339	7.59%	Call money, credit card loans, guarantees given and Equity investment
Francés Valores Sociedad de Bolsa S.A.	19,881	—	6,654	—	Other loans and Equity investment	28,016	45.00%	18,394	—	Advances, other loans and Equity investment
Francés Administradora de Inversión	5,719	50.00%	1,067	26.00%	Advances, credit card loans and Equity investment	836	—	678	—	Other loans and Equity investment
Consolidar AFJP S.A.	34,009	26.00%	33,952	26.00%	Credit card loans, other loans, guarantees given and Equity investment	34,000	45.00%	34,000	45.00%	Advances, credit card loans, guarantees given and Equity investment
Consolidar Seguros de Vida S.A.	9,353	—	9,348	—	Other loans and Equity investment	9,973	45.00%	9,343	—	Advances, other loans and Equity investment
Consolidar Seguros de Retiro S.A.	12,962	45.00%	12,953	26.00%	Advances, credit cards loans, other loans and Equity investment	13,147	45.00%	12,918	23.49%	Advances, credit cards loans, other loans and Equity investment
Consolidar ART S.A.	4,703	26.00%	4,652	26.00%	Credit cards loans, other loans and Equity investment	4,753	45.00%	4,653	23.49%	Advances, credit cards loans, other loans and Equity investment
Consolidar Comercializadora S.A.	—	—	—	—	—	1,253	45.00%	1,253	45.00%	Advances
PSA Finance	89,206	11.39%	89,206	11.51%	Call money, other loans and Equity investment	49,346	9.02%	49,346	9.02%	Call money, other loans and Equity investment
BBVA Consolidar Seguros S.A.	7,386	45.00%	6,278	—	Advances, credit cards loans and Equity investment	5,529	45.00%	5,341	45.00%	Advances, credit cards loans and other loans
Assurex S.A.	33	—	33	—	Equity investment	303	—	—	—	Equity investment
Inversora Otar	3,093	—	3,093	—	Other loans	—	—	—	—	—
Atuel Fideicomisos S.A.	20,153	—	20,153	—	Equity investment	16,292	—	13,507	—	Equity investment

___________
(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	On March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited (see Note 1.5. to our Consolidated Financial Statements).

	Fiscal Year ended December 31, 2006					Fiscal Year ended December 31, 2005
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Associated Entities
Consolidar Salud S.A.	16	26.00%	16	26.00%	Credit card loans	297	45.00%	97	—	Advances and credit card loans
Clínica Baxterrica	1	—	—	—	Advances	293	45.00%	293	45.00%	Advances
Rombo Cia Financiera S.A.	161,169	12.81%	151,784	13.42%	Call money, advances, other loans and Equity investment	84,638	8.71%	84,638	8.71%	Call money and Equity investment
Key Management Personnel (3)	978	28.96%	705	28.96%	Advances, credit card loans, personal loans, real state mortgage and guarantees given	883	28.00%	691	28.00%	Advances, credit card loans, personal loans, real state mortgage and guarantees given
____________
(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

Assistance received from BBVA: to Banco Francés

Date	Description	Original principal amount (1)	Outstanding Amount at December 31, 2006 (1)	Outstanding Amount at December 31, 2005 (1)

March, 1998	Corporate Bonds	130,000	—	Capitalized in December, 2002
April, 2002	Loan	79,316	—	Capitalized in December, 2002
April, 2002	Loan	80,000	—	Paid in March, 2004
July, 2002	REPO	102,100	—	Paid in May, 2004
March, 2004	Loan	77,701	—	Capitalized in November, 2004
October, 2000	FRN	20,000	—	Paid in March, 2005
May, 2004	Loan	64,000	—	Paid in November, 2004 and in May, 2005
October, 2002	Loan	1,000	—	Paid in May , 2006
April, 2003	Loan	1,000	—	Paid in May, 2006
November, 2003	Loan	1,800	—	Paid in May, 2006
October, 2004	Loan	900	—	Paid in May, 2006
February, 2005	Loan	900	—	Paid in May, 2006
May, 2005	Loan	900	—	Paid in May, 2006
November, 2005	Loan	900	—	Paid in December, 2006
_________
(1)	In thousands of US$.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

We are involved in collection proceedings initiated in the normal course of business and in the proceedings mentioned in Note 36 to the Consolidated Financial Statements, none of which, if determined adversely to us, would have a material adverse effect on us or our operations.

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. As of December 31, 2006, we had repaid a total of approximately Ps.2,220 million and US$105.3 million in deposits in connection with lawsuits brought by depositors, and during 2006 BBVA Banco Francés has paid Ps.90.5 million (comprised by Ps.50.3 million of deposits and Ps.40.2 million of negative exchange difference) regarding lawsuits brought against the Bank (“amparos”).

Dividends

We do not have a defined policy of dividend distributions. However, according Communication “A” 4589 of the Central Bank from October 29, 2006, such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

1.
The Bank falls under the provisions of articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

2.
The Bank has received financial assistance from Banco Central de la República Argentina, other than assistance received for lack of liquidity in terms of Decree 739/03 and its regulatory provisions (Communication “A” 3941 and complementary ones), within the framework of article 17 of this Bank’s Charter;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.
The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendence of Financial and Foreign Exchange Entities) or as regards its average minimum cash requirements in pesos or foreign currencies.

For a description of the cash dividends that we have paid on our ordinary shares and ADSs for the years 2000 to 2006, see “Key Information-Cash Dividends”.

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

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have not been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share (1)
	High	Low
2007
April 2007	13.05	12.00
March 2007	13.10	10.10
February 2007	13.20	11.00
January 2007	11.20	9.50
Fiscal year ended December 31, 2006	9.60	6.90
Fourth quarter	9.60	7.60
December, 2006	9.01	9.60
November, 2006	8.55	9.33
Third quarter	8.00	6.97
Second quarter	8.80	6.90
First quarter	8.50	7.15
Fiscal year ended December 31, 2005	8.13	5.60
Fourth quarter	8.13	6.92
Third quarter	7.80	6.18
Second quarter	6.87	5.60
First quarter	7.40	5.75
Fiscal year ended December 31, 2004	9.95	4.80
Fiscal year ended December 31, 2003	9.40	3.45
Fiscal year ended December 31, 2002	4.49	1.60
__________
(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

US$ Per ADS
	High	Low
2007
April 2007	12 17/20	11 2/25
March 2007	13 27/50	9 9/50
February 2007	13	10 44/53
January 2007	11 16/65	9 23/39
Fiscal year ended December 31, 2006	9 7/10	6 7/10
Fourth quarter	9 7/10	7 4/21
December, 2006	9 7/10	8 53/57
November, 2006	9 3/10	8 3/10
Third quarter	7 44/53	6 7/10
Second quarter	8 43/50	6 7/10
First quarter	8 3/13	7 1/20
Fiscal year ended December 31, 2005	8 1/4	5 39/50
Fourth quarter	8 1/4	6 3/4
Third quarter	8 7/50	6 8/89
Second quarter	7 1/5	5 39/50
First quarter	7 64/81	5 4/5
Fiscal year ended December 31, 2004	10 3/20	4 46/63
Fiscal year ended December 31, 2003	9 2/5	3 9/20
Fiscal year ended December 31, 2002	7 21/64	1 9/31

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2006 the shares of 106 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2006, the 10 most actively traded stocks represented 87.74% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

The MERVAL, which is affiliated with the BCBA, is the largest stock market in Argentina. The MERVAL is a corporation which regulates its members (all of whom are stockholders of the corporation) and transactions conducted on that market. Only stockholders of the MERVAL are allowed to effect transactions either as principal or as agent in that stock market. In 1990, brokerage houses, including bank subsidiaries, were allowed to enter as full members of the market. Trading in the MERVAL is conducted through three different trading systems:

▪	the “Floor”;

▪	the “SINAC”; and

▪	the “Continuous”.

The operations at the traditional auction system (“Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day. Also available is an electronic auction system called “SINAC” where each broker inputs both its buys and sells while the system matches the operations. Since July 1998, both auction systems (the “Floor” and “SINAC”) are considered to be a single market. Both systems allow for the trade of securities, public bonds, private bonds, futures and derivatives. Additionally, the Buenos Aires Stock Market’s trades are made through an electronic Continuous Market System (the “Continuous”) that operates from 11:00 A.M. to 6:00 P.M. each business day. The Continuous is a system that registers and makes public trades that were privately arranged by registered brokers and brokerage companies on behalf of their clients. In this system only public and private bonds may be traded. Such trades are reported on the “Mercado Abierto”, an electronic reporting system similar to, but different from, the Continuous Market System. To control price volatility, the BCBA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the

BCBA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day. In both markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2006, the market capitalization of the 106 companies listed on the BCBA was approximately US$400 billion. At the same time, the market capitalization of the domestic companies totaled US$59.1 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2006	2005	2004
Market capitalization (US$ billion)	400.0	254.5	231.7
Number of companies listed	106	104	108
Rate of return in dollars (1)	33.58%	10.60%	26.67%
Market/book ratio (2)	2.36	2.02	2.68
___________
(1)	Based on the Merval Index
(2)	Estimated Source: BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

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

Registry and Company’s Objects

Banco Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate Bylaws. Section 3 of our bylaws provides that the object of Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. To this end, Banco Francés is authorized to perform the following activities:

▪	Accept term and demand deposits;

▪	Grant short-term bullet and other amortizable loans;

▪	Discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

▪	Grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

▪	Grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

▪	Invest in Government securities;

▪	Make temporary investments in liquid assets;

▪	Invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

▪	Accept securities in custody and provide other services related to the banking business;

▪
Manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest; engage in brokerage activities in the over-the-counter securities market;

▪	Perform foreign exchange transactions;

▪	Comply with agencies related to its operations;

▪	Receive deposits of participation in mortgage loans and in special accounts;

▪	Issue mortgage obligations;

▪	Grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

▪	Receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

▪	Issue private bonds, and

▪	Carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law.

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

Communication “A” 4589, from October 29, 2006 states that financial entities can distribute retained profits, with the corresponding authorization from the Central Bank, provided that neither of the following situations shall have occurred during the month immediately preceding the request for authorization made to the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

1.
The Bank falls under the provisions of articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

2.
The Bank has received financial assistance from Banco Central de la República Argentina, other than assistance received for lack of liquidity in terms of Decree 739/03 and its regulatory provisions (Communication “A” 3941 and complementary ones), within the framework of article 17 of this Bank’s Charter;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.
The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendence of Financial and Foreign Exchange Entities) or as regards its average minimum cash requirements in pesos or foreign currencies.

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

Exchange Controls

On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The new law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the peso. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions. However, on June 26, 2003, the government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, on June 10, 2005 the government issued Decree No. 616/05 establishing further restrictions on capital flows into Argentina, with the following provisions:

(i)
all incoming and outgoing funds from the Argentine Exchange market, and any debt operation with non-residents which could demand future payments in foreign currency to non-residents, are subject to registration with the Central Bank for informative purposes;

(ii)
any debt entered into between non-governmental persons or entities and non-residents must be agreed for a term of at least 365 days, except for the financing of import and export operations and the primary placements of public debt listed in an authorized stock exchange;

(iii)
all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje”;

(iv)
Decree 616/05 also states certain exceptions for the “encaje” such as settlements in foreign currency of resident loans granted by a local financial entity, certain capital contributions in local corporations, etc.;

Furthermore, Resolution Nbr.637/05 dated November 16, 2005 stated that all incoming funds to the local foreign exchange market for the subscription of primary placements of bonds, or certificates under the scope of financial trusts will be subject to Decree 616/05 dispositions.

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

▪
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

▪
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

On March 22, 2007, the Central Bank issued communication “A” 4643 which introduced changes to the transfers and settlements in Argentina of foreign currency financial indebtness by extending from 90 days to 365 days the term for the settlement of funds.

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

To that extent, the limits currently in force are:

▪	US$2,000,000 per month; or

▪
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

Moreover, pursuant to Communication “A” 3661 (as amended), prior authorization from the Central Bank is required by non-residents for the purchase of foreign exchange for any amount above the equivalent of US$5,000 per month.

Notwithstanding the above, Communication “A” 4129 (as amended) states that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

▪	Transfers abroad of an aggregate equivalent of up to US$2,000,000 per month arising out of:

(1)	Foreign indebtedness of residents related to Argentine imports of goods and services;
(2)	Recoveries under local bankruptcy proceedings to the extent the foreign creditor was admitted as such by the bankruptcy court;
(3)	Proceeds of sales of direct investments in local non-financial companies; and

(4)	Proceeds of final winding up of direct investment in local non-financial companies.

▪	Transfers abroad of an aggregate equivalent of up to US$500,000 per month arising out of:

(1)	Proceeds of sales of other portfolio investments and their revenues, such as investments in shares of local companies, investment funds and local trusts;
(2)	Purchases of loans granted to residents by local banks;
(3)	Acquisition of invoices and promissory notes for local commercial transactions, investment in local bonds denominated in pesos; and
(4)	The acquisition of other local credits.

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

▪	Direct investments in Argentina of non-Argentine residents

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

▪	Direct investments made abroad by Argentine residents

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

In accordance with a resolution adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007, it was resolved that as of May 7, 2007 the Bank will proceed with the payment of cash dividends.

Such dividend distributions will be subject to a 35% income tax withholding on the portion of the dividends exceeding profits determined on the basis of the application of the general regulations of the Income Tax Law. The Bank informed that it will previously inquire with the AFIP (Argentine Public Revenue Administration – the Argentine Tax Authority) in respect to the applicability of such withholding.

Until the pertinent reply is received from AFIP, the Bank will retain any amounts withheld in an interest bearing account. Any reply received from the AFIP will be duly informed through the Daily Bulletin of the Buenos Aires Stock Exchange. If pertinent, all shareholders will be duly informed of any amounts withheld plus any interest at their disposal at the Caja de Valores S.A.

Certain foreign beneficiaries of revenues of Argentine source will be able to request the application of the special treatments provided by double taxation agreement in effect between Argentina and other relevant countries. In this case the withholding of 35% on the dividends would be reduced to 15%.

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

On May 2006, Banco Francés paid Ps.3,254,699, on account of its shareholders in connection with the Personal Property Tax due with respect to assets held as of December 31, 2005. As of June 15, 2006, only Ps.3,143,008 has been refunded to us.

On May, 2007, the Bank will be pay on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2006 the amount of Ps.3,545,527. As of May 8, 2007, only Ps.3,476,610 has been refunded to us.

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

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

▪	Certain financial institutions;

▪	Insurance companies;

▪	Dealers and traders in securities or foreign currencies;

▪	Holders holding ADSs or ordinary shares as part of a hedge, straddle or conversion transaction;

▪	Holders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

▪	Holders liable for alternative minimum tax;

▪	Tax exempt organizations;

▪	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

▪	Holders that own or are deemed to own 10% or more of our voting shares; or

▪	Persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

▪	A citizen or resident of the United States;

▪	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

▪	An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

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

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including any Argentine withholding tax, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of our capital stock or rights to subscribe for ordinary shares of our capital stock) will be includible in the income of a U.S. Holder as foreign source ordinary dividend income. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We believe that we will not be considered a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year, as discussed below. The amount of the distribution will equal the U.S. dollar value of the Argentine pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any Argentine pesos received into U.S. dollars at that time. Any gains or losses resulting from the conversion of Argentine pesos into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source.

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

Passive Foreign Investment Company Rules

We believe that we are not a PFIC for U.S. federal income tax purposes for the taxable year 2006. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

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

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning Banco Francés which are referred to in this annual report may also be inspected at our office at Reconquista 199, C1003ABB Buenos Aires, Republic of Argentina.

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

VaR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of BBVA Banco Frances’s portfolios, including interest rates, foreign exchange rates, securities prices, volatility of all this, and any correlation among the foregoing.

Additionally, the Bank has an independent area of market risk management called “Market Risk Management” that manages the control of all market activities that may be involved in the calculation of VaR. This area interacts in a daily basis with all the different areas of the Bank that are related with the trading activities of BBVA Banco Francés and with. The Permanent Executive Commission at BBVA Group headquarters in Spain.

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

Our VaR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VaR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movement of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VaR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by two techniques: a) “exponential smooth”, or “EWMA” (Exponentially Weighted Moving Average) which confers a higher relative weight to the last historical data considered within the one-year series ,b ) Linear Standard Desviation.

The area of Market Risk Management uses VaR as a corporate tool to estimate and limit market risks related to all of our trading activities. Global VaR limits for trading activities at our dealing room are set by the agreement between the Market Risk Area, the Trading Area and the Permanent Executive Commission at BBVA Group headquarters in Spain. Two types of limits are used to seek control of market risk arising from our trading activities: limits based on VaR amounts and stop-loss limits for the principal portfolios. Also there are loss triggers that derivate in certain specified actions according to the manuals. Limits on particular portfolios and products are established within each business.

The VaR model incorporates several variables that could impact the fair value of our trading portfolio, as well as the correlation between these variables.

We estimate VaR for each of our trading portfolios and all trading portfolios combined. The following table shows the VaR for Banco Francés combined trading activities for last year.

Daily Trading VaR at Banco Francés (in million pesos)

	2006	2005
Average	1.06	0.81
Minimum	0.52	0.22
Maximum	1.87	2.57
Dec.31	1.46	0.98

Daily Trading VaR – Categories (in million pesos)

Interest Risk VaR	2006	2005
Average	0.99	0.76
Minimum	0.48	0.12
Maximum	1.70	2.57
Dec.31	1.40	0.97

Currency Risk VaR	2006	2005
Average	0.31	0.20
Minimum	0.02	0.04
Maximum	0.78	0.96
Dec.31	0.48	0.10

Interest rate risk is mainly explained by investments in short term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The following graph shows the movements in BBVA Banco Francés VaR for their trading activities during 2006:

The graph above indicates the evolution of the risk exposure, measured with VaR, during the year 2006.

The graph above indicates interest rate risk and currency risk, measured with VAR, during the years 2005 and 2006.

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2006 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2006.

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

The following chart include adjusted assets and liabilities in the 0-3 months interval assuming 10.00% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2006
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	2,205.3	(1.82)%	1,002.5	2.66%	535.4	7.11%
50	2,225.5	(0.92)%	989.5	1.33%	517.6	3.56%
0	2,246.2	0.00%	976.5	0.00%	499.8	0.00%
(50)	2,267.3	0.94%	963.6	(1.33)%	482.1	(3.56)%
(100)	2,288.9	1.90%	950.6	(2.66)%	464.3	(7.11)%

Based on our position at December 31, 2006, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2007, net portfolio value would be reduced by Ps.20.7 million and net interest income over 2006 would be increased by approximately Ps.12.9 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps.17.8 million.

Foreign Exchange Risk

As of December 31, 2006, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2006	Effect on net income based on our position as of December 31, 2005
(in millions of pesos, except percentages)
5%	(5)	(4)
(5)%	5	4

For a description of the changes in the exchange rates since December 2006, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 17.23. to the Consolidated Financial Statements.

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

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regardimg the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective for gathering, analyzing and disclosing the information the Bank is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

▪	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Bank’s management, including our Chairman and Chief Executive Officer, and the Assistant Executive Director of Accounting and Risk Management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of BBVA Banco Francés S.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Bank’s internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Bank’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets as of December 31, 2006 and 2005 of the Bank and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated May 10, 2007, expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), that the information relating to the nature and effect of such differences is presented in Note 17 to the Consolidated Financial Statements of the Bank.

DELOITTE & Co. S.R.L.

Buenos Aires - Argentina, May 10, 2007

Changes in Internal Control Over Financial Reporting

There has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of Directors has appointed Mr. Oscar Miguel Castro to serve on its Audit Committees (I and II) and Disclosure Committees. The Bank’s Board of Directors has concluded that Mr. Castro is a financial expert based on his extensive audit experience, having been a partner of an international accounting firm until 2001. Mr. Castro qualifies as an independent director according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

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

During fiscal year 2006, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2006.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2006 and 2005:

	2006 actual fees	2005 actual fees
	(in millions of pesos)
Audit fees	2.72	2.06
Audit-related fees	—	—
Tax fees	0.13	0.13
All other fees	—	—
Total fees	2.85	2.19

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2006. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2006 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees-Audit Committee(I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

_____________
(*) Incorporated by reference to the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.

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
Date: May 11, 2007

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (the “Bank”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 31, 2006 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2006, in conformity with the rules established by the BCRA applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 10, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Bank’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

DELOITTE & Co. S.R.L.
Buenos Aires - Argentina, May 10, 2007

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2006	2005
ASSETS
CASH AND DUE FROM BANKS	2,558,484	1,611,506
Cash	559,817	483,377
Due from banks and correspondents	1,998,667	1,128,129
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	4,372,032	3,504,311
Holdings in investment accounts	515,296	435,104
Holdings for trading or financial transactions	303,823	664,837
Unlisted Government Securities	843,797	6
Instruments issued by the Argentine Central Bank	2,520,906	2,248,838
Investments in listed private securities	203,396	155,849
Less: Allowances	15,186	323
LOANS	9,534,183	8,481,476
To government sector	2,887,276	4,623,626
To financial sector	436,126	142,307
To non-financial private sector and residents abroad:	6,377,968	3,900,517
Overdraft	1,469,368	733,514
Discounted instruments	793,195	560,863
Real estate mortgage	460,559	394,678
Collateral loans	98,381	60,714
Consumer	689,019	355,649
Credit cards	526,416	545,918
Other (Note 6.b)	2,282,243	1,364,291
Interest and listed-price differences accrued and pending collection	64,330	39,653
Less: Unused collections	—	152,186
Less: Interest documented together with main obligation	5,543	2,577
Less: Difference arising from purchase of portfolio	90	89
Less: Allowances	167,097	184,885
Carried forward	16,464,699	13,597,293

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2006	2005
Brought forward	16,464,699	13,597,293
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	917,532	831,450
Argentine Central Bank	423,032	286,206
Amounts receivable for spot and forward sales to be settled	45,535	158,120
Instruments to be received for spot and forward purchases to be settled	334,324	35,730
Unlisted corporate bonds	58,684	78,228
Non-deliverable forward transactions balances to be settled	1,052	281
Other receivables not covered by debtor classification regulations	18,066	130,321
Other receivables covered by debtor classification regulations	30,894	21,538
Interest accrued and pending collection not covered by debtor classification regulations	6,973	121,104
Interest accrued and pending collection covered by debtor classification regulations	—	3,020
Less: Allowances	1,028	3,098
ASSETS SUBJECT TO FINANCIAL LEASING	235,188	130,165
Assets subject to financial leasing	238,672	131,650
Less: Allowances	3,484	1,485
INVESTMENTS IN OTHER COMPANIES	54,438	50,297
In financial institutions	14,135	12,859
Other (Note 6.c)	43,356	49,377
Less: Allowances	3,053	11,939
OTHER RECEIVABLES	283,023	238,961
Receivables from sale of property assets	129	2,257
Tax on minimum presumed income – Tax credit	118,746	90,094
Other (Note 6.d)	525,209	535,708
Interest accrued and pending collection on receivables from sale of property assets	—	41
Other accrued interest receivable	1	10
Less: Allowances	361,062	389,149
PREMISES AND EQUIPMENT	397,896	375,797
OTHER ASSETS	35,211	63,246
INTANGIBLE ASSETS	407,463	655,336
Goodwill	18,831	25,459
Organization and development expenses	388,632	629,877
SUSPENSE ITEMS	12,980	948
SUBSIDIARIES’ OTHER ASSETS (Note 6.e)	26,199	40,255
TOTAL ASSETS	18,834,629	15,983,748

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2006	2005
LIABILITIES
DEPOSITS	12,505,756	10,613,086
Government sector	73,150	102,848
Financial sector	156,412	27,695
Non financial private sector and residents abroad:	12,276,194	10,482,543
Checking accounts	2,206,362	1,841,450
Savings deposits	3,415,210	3,000,466
Time deposits	5,948,768	4,855,393
Investments accounts	144,286	210,575
Other	452,479	477,880
Interest and listed—price differences accrued payable	109,089	96,779
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	1,484,007	1,244,795
Argentine Central Bank—Other	1,761	100,745
Banks and International Institutions	178,943	224,311
Non—subordinated corporate bonds	248,638	286,486
Amounts payable for spot and forward purchases to be settled	303,368	26,165
Instruments to be delivered for spot and forward sales to be settled	34,264	165,727
Non-deliverable forward transactions balances to be settled	206	150
Financing received from Argentine financial institutions	235,868	74,927
Other (Note 6.f)	474,523	359,875
Interest and listed—Price differences accrued payable	6,436	6,409
OTHER LIABILITIES	340,129	251,979
Fees payable	156	156
Other (Note 6.g)	339,973	251,823
ALLOWANCES	493,848	263,191
SUSPENSE ITEMS	3,957	2,299
SUBSIDIARIES’ OTHER LIABILITIES (Note 6.h)	1,835,871	1,617,891
TOTAL LIABILITIES	16,663,568	13,993,241
MINORITY INTEREST IN SUBSIDIARIES	216,477	188,960
STOCKHOLDERS’ EQUITY	1,954,584	1,801,547
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	18,834,629	15,983,748

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2006	2005
DEBIT ACCOUNTS
Contingent	3,895,647	3,360,940
Guaranties received	3,550,553	3,035,165
Contra contingent debit accounts	345,094	325,775
Control	30,192,581	24,379,460
Receivables classified as non recoverable	332,529	393,234
Other (Note 6.i)	29,566,991	23,666,953
Contra control debit accounts	293,061	319,273
Derivatives	701,020	140,143
“Notional” amount of non-deliverable forward transactions	387,777	46,982
Interest rate SWAP	30,000	—
Contra debit derivatives accounts	283,243	93,161
For trustee activities	32,716	29,896
Funds in trust	32,716	29,896
TOTAL	34,821,964	27,910,439
CREDIT ACCOUNTS
Contingent	3,895,647	3,360,940
Credit lines granted (unused portion) covered by debtor classification regulations	13,695	3,827
Guaranties provided to the Argentine Central Bank	52,743	70,293
Other guaranties given covered by debtor classification regulations	169,825	171,022
Other guarantees given non covered by debtor classification regulations	8,254	62
Other covered by debtor classification regulations	100,577	80,571
Contra contingent credit accounts	3,550,553	3,035,165
Control	30,192,581	24,379,460
Items to be credited	228,192	134,517
Other	64,869	184,756
Contra control credit accounts	29,899,520	24,060,187
Derivatives	701,020	140,143
“Notional” amount of non-deliverable forward transactions	283,243	93,161
Contra debit derivatives accounts	417,777	46,982
For trustee activities	32,716	29,896
Contra credit accounts for trustee activities	32,716	29,896
TOTAL	34,821,964	27,910,439

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2006	2005	2004
FINANCIAL INCOME	1,936,404	1,654,152	1,154,825
Interest cash and due from banks	17,353	25,364	12,641
Interest on loans to the financial sector	91,875	21,245	5,675
Interest on overdraft	102,072	41,346	25,184
Interest on discounted instruments	55,699	22,989	10,867
Interest on real estate mortgage	44,894	41,487	44,886
Interest on collateral loans	7,366	3,622	1,370
Interest on credit card loans	30,485	24,095	17,606
Interest on other loans	190,495	151,583	96,688
Interest on other receivables from financial transactions	35,314	10,374	6,921
Income from secured loans—Decree No. 1387/01	297,468	323,851	246,692
Net income from government and private securities	559,877	209,438	182,183
Indexation by benchmark stabilization coefficient (CER)	354,566	663,743	375,921
Indexation by salaries variation index (CVS)	—	—	37,740
Other	148,940	115,015	90,451
FINANCIAL EXPENSES	568,345	608,949	458,360
Interest on checking accounts	29,913	23,782	20,359
Interest on savings deposits	4,811	3,675	3,639
Interest on time deposit	307,084	151,034	104,963
Interest on financing to the financial sector	2,314	1,325	1,111
Interest on other liabilities from financial transactions	37,650	28,001	21,845
Other interest	18,960	61,665	91,475
Indexation by CER	121,321	306,815	166,712
Other	46,292	32,652	48,256
GROSS INTERMEDIATION MARGIN—GAIN	1,368,059	1,045,203	696,465
ALLOWANCES FOR DOUBTFUL LOANS	70,125	114,628	52,002
SERVICE CHARGE INCOME	915,875	721,167	584,913
Related to lending transactions	106,893	84,055	72,276
Related to liability transactions	246,506	195,470	157,815
Other commissions	430,102	334,254	282,855
Other	132,374	107,388	71,967
Carried forward	2,213,809	1,651,742	1,229,376

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2006	2005	2004
Brought forward	2,213,809	1,651,742	1,229,376
SERVICE CHARGE EXPENSES	110,199	77,764	54,829
Commissions	76,538	52,821	33,176
Other (Note 6.j)	33,661	24,943	21,653
OPERATING EXPENSES	927,404	775,835	679,829
Payroll expenses	523,904	423,013	351,694
Fees to Bank Directors and Statutory Auditors	446	329	291
Other professional fees	28,178	27,149	27,863
Advertising and publicity	46,050	39,757	27,266
Taxes	46,937	37,818	30,949
Other operating expenses (Note 6.k)	183,740	172,414	178,351
Other	98,149	75,355	63,415
NET GAIN FROM FINANCIAL TRANSACTIONS	1,176,206	798,143	494,718
NET LOSS ON MINORITY INTEREST IN SUBSIDIARIES	(39,016)	(17,151)	(12,901)
OTHER INCOME	314,440	483,851	729,347
Income from long-term investments	19,941	2,870	20,029
Punitive interests	537	2,868	2,478
Loans recovered and reversals of allowances	86,543	87,857	314,885
Other (Note 6.l)	207,419	390,256	391,955
OTHER EXPENSES	1,199,913	1,128,927	1,188,111
Punitive interests and charges paid to Argentine Central Bank	475	67	108
Charge for uncollectibility of other receivables and other allowances	312,485	422,924	351,542
Amortization of difference arising from judicial resolutions	262,312	219,961	203,428
Other (Note 6.m)	624,641	485,975	633,033
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	251,717	135,916	23,053
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	71,680	18,712	77,099
NET INCOME / (LOSS) FOR THE FISCAL YEAR	180,037	117,204	(54,046)
NET INCOME / (LOSS) PER ORDINARY SHARE (1)	0.38	0.25	(0.14)

(1)	See Note 16.14.

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2006	2005	2004
Cash provided by operating activities
Financial income collected	2,026,792	1,545,426	1,353,146
Service charge income collected	913,907	720,291	583,689
Other sources of funds	262,124	214,596	476,348
Less:
Financial expenses paid	556,654	807,599	458,620
Operating expenses paid	823,918	676,039	565,011
Other expenses paid	719,330	528,799	665,907
Net cash provided by operating activities	1,102,921	467,876	723,645
Less:
Cash used in / (provided by) investing activities
Increase / (Decrease) in government and private securities	307,844	431,297	(654,438)
Increase / (Decrease) in loans	1,734,612	(81,130)	1,657,800
(Decrease) in other receivables from financial transactions	(63,475)	(27,678)	(345,916)
(Decrease) in investments in other companies	(15,800)	(113)	(15,209)
Increase in premises and equipment, other fixed assets and intangible assets	79,236	60,758	137,235
Increase in other assets	153,022	163,472	52,928
Net cash used in investing activities	2,195,439	546,606	832,400
Plus:
Cash provided by / (used in) financing activities
Increase in deposits	1,879,771	1,758,934	1,047,191
Increase / (Decrease) in other liabilities from financial transactions	98,682	(1,718,058)	(701,124)
Increase / (Decrease) in other liabilities	60,526	(16,788)	(341,687)
Dividends paid in cash	(27,000)	—	—
Increase / (Decrease) in minority interest in subsidiaries	27,517	(469)	(1,971)
Cash capital contributions	—	—	133,809
Net cash provided by financing activities	2,039,496	23,619	136,218
Increase / (Decrease) in cash and cash equivalents	946,978	(55,111)	27,463
Cash and cash equivalents at the beginning of the fiscal year	1,611,506	1,666,617	1,639,154
Increase / (Decrease) in cash and cash equivalents	946,978	(55,111)	27,463
Cash and cash equivalents at the end of the fiscal year	2,558,484	1,611,506	1,666,617

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

At June 28, 2006 the Bank swapped corporate bonds corresponding to Provincial Development Trust Fund into Secured Bond due in 2020. The face value of the corporate bonds swapped amounted to 551,230,672.

At December 31, 2006, 2005 and 2004 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other noncash assets or liabilities (see Note 16.7).

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001. The swap period came to an end on February 25, 2005. In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar-denominated Discount Bonds (VN 26,083,453) and peso denominated Discount Bonds (VN 146,817,752) were received by the Bank.

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

In addition, in June 2004 a number of private loans denominated in U.S. dollars were repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation mechanism for financial institutions as a consequence of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos and released by the Argentine Central Bank (B.C.R.A.), with a negative result of 78,374, which was charged against allowances set up under liabilities.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, through the delivery of Argentine Government Bonds BODEN 2012.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2006, 2005 and 2004, taxes paid amounted to 162,012, 118,500 and 139,563, respectively. At such dates, interest-paid amounted to 554,698, 807,152 and 453,415, respectively.

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’EQUITY
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total
Balances at December 31, 2003	368,128	934,211	769,904	428,698	1,802	430,282	(1,359,048)	1,573,977
Decisions of Stockholders’ Meeting of April 22, 2004:
- Capital increase for the subscription of shares	103,233	261,179	—	—	—	—	—	364,412
Absorption approved by BCRA Resolution No. 52/04	—	—	—	—	—	(200,000)	—	(200,000)
Net loss for the fiscal year (2)	—	—	—	—	—	—	(54,046)	(54,046)
Balances at December 31, 2004	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,413,094)	1,684,343
Cumulative losses absorption approved by Stockholders’ Meeting held on April 28, 2005 (Communication “A” 4294 as supplemented of the BCRA)	—	(1,020,258)	(456,925)	—	(1,802)	—	1,478,985	—
Net income for the fiscal year	—	—	—	—	—	—	117,204	117,204
Balances at December 31, 2005	471,361	175,132	312,979	428,698	—	230,282	183,095	1,801,547
Decisions of Stockholders’ Meeting of April 27, 2006:
- Dividends paid in cash	—	—	—	—	—	—	(27,000)	(27,000)
Statutory Reserve	—	—	—	36,619	—	—	(36,619)	—
Reversal of “Unrealized valuation difference” due to foreign currency compensation (Notes 3.4.2. and 4.2.)	—	—	—	—	—	(230,282)	230,282	—
Net income for the fiscal year	—	—	—	—	—	—	180,037	180,037
Balances at December 31, 2006	471,361	175,132	312,979	465,317	—	—	529,795	1,954,584

(1)	See Note 1.2.

The accompanying Notes 1 to 18 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 1	— CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

Banco Francés has its main place of business in Buenos Aires and operates a 232-branch network.

As from December, 1996 Banco Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2006.

Part of Banco Francés’ corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders´ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 1999:				209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)
04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

_______________
(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (“CNV”).

1.2.2.	Authorized and issued shares

The capital stock of the Bank consists of 471,361,306 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders. At July 1, 1992 there were 58,099,410 Ordinary Shares, par value 1.00 each. Following a stock distribution and a share subscription in September 1993, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 34,859,700 Ordinary Shares and by 18,539,914 Ordinary Shares, respectively. Furthermore, following stock distributions in September 1995 and October 1996, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 16,724,854 and 19,233,582 Ordinary Shares, respectively. At March 1998, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 25,000,000 and 14,174,432, respectively, as a result of the issuance of common stock originated by share subscription and by the exchange share rate by merger with Banco de Crédito Argentino (BCA), for a total of 186,631,892 Ordinary Shares, par value 1.00 each. In April 1999, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 23,000,000 as a result of the issuance of common stock by a share subscription. In August 2002, the total number of authorized and issued Ordinary Shares, par value 1.00 each, increased by 158,496,540 as a result of the issuance of common stock by a share subscription. Finally, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 103,232,874 as a result of the issuance of common stock above mentioned.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

1.2.3.	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Consolidated Statement of Changes in Stockholders’ Equity represents:

a)    The balance of the surplus of the technical valuation on the Bank’s properties made in 1,981, which is available to absorb losses on the disposal or devaluation of such properties restated by inflation as mentioned in Note 3.2.

b) The inflation adjustment related to capital stock at the beginning of each year, restated as mentioned in Note 3.2.; capital stock maintains its nominal (par) value at each balance sheet date.

c)    The inflation adjustment related to the increase in capital stock restated as mentioned in Note 3.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each fiscal year.

The composition of “Adjustments to stockholders’ equity” is as follows:

December 31, 2006 and 2005
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002 due to the issuance of 158,496,540 shares subscription in (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account. Finally, due to the issuance of 103,232,874 shares subscription in April 2004 (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that has been recorded under the “Issuance Premiums” account.

1.3.	Responsibility of stockholders

Banco Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid-in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

1.4.	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, Banco Francés, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía. Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was US$16,900,000, based on the financial statements as of December 31, 2004 (upon entering into the sale agreement, an advance payment was made for 20% of the price) plus the accrued results during the period between that day and the closing date of the operation.

As of June 28, 2006 BCRA approved this operation by Resolution No. 146. This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred, originating an income of 12,979.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

1.5.	Sale of Banco Francés (Cayman) Limited

On March 18, 2004, the Bank sold to BBVA its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA from Banco Francés (Cayman) Limited. Banco Francés has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was 210,978 (see Note 4.2.).

NOTE 2	— EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2006	2005	2006	2005	2006	2005
Francés Valores Sociedad de Bolsa S.A	Stockholder	Common	12,137	12,137	94.9687	99.9700	94.9687	99.9700
Atuel Fideicomisos S.A.	Trust manager	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Pensions fund manager	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Insurance company	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66,6666
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Financial institution	Common	—	39,700,000	—	69.5271	—	69,5271

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2006.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	13,362
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	21,613
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	5,940
Assurex S.A.	Argentina	12.50%	Insurance	33
Coelsa S.A.	Argentina	11.39%	Clearing house	117
Interbanking S.A.	Argentina	9.09%	Information services for financial markets	1,048
Argencontrol S.A.	Argentina	7.77%	Agent Mandatary	54
Sedesa S.A.	Argentina	12.57%	Deposit Guarantee Fund	126
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	5,911
Visa Argentina S.A.	Argentina	5.00%	Credit card issuer	1,160

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 3	— SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Bank has consolidated - line by line - its balance sheets and statements of operations as of December 31, 2006, 2005 and 2004, as per the following detail:

	-	As of December 31, 2006:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2006.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six month period ended December 31, 2006.

	-	As of December 31, 2005:

c)
With the Financial Statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2005.

d)
With the Financial Statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2005.

	-	As of December 31, 2004:

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

The income / (loss) of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2006, 2005 and 2004.

Interests in subsidiaries are listed in Note 2.

3.2.	Restatement of the Financial Statements in equivalent purchasing power

The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by the FACPCE Technical Pronouncement No. 6 (modified by the Technical Pronouncement No.19), using inflation rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based on the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, Banco Francés applied the mentioned restatement by inflation until February 28, 2003.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2006 include comparative information with the Consolidated Financial Statements for the fiscal years ended December 31, 2005 and December 31, 2004.

The Consolidated Financial Statements and notes for the fiscal year ended December 31, 2004 have been modified due to adjustments to prior year’s income / (loss) (see Note 3.4.18.).

3.4.	Valuation methods

The main valuation methods used in the preparation of the Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2006 and 2005, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Government and private securities

Government securities:

▪	Holdings in investment accounts:

-
Discount Bonds and GDP- linked Securities in pesos: as of December 31, 2006 and 2005 were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Company has set up allowances to cover the difference between the amounts recorded as described above and the market value.

	-	Federal Government Bonds in US Dollars LIBOR 2012 - Compensation:

As of December 31, 2006 and 2005 they were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

The outstanding compensation amounting as of December 31, 2005 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in Note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed BODEN 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

Therefore, the balance under “Unrealized valuation difference” has been reclassified as “Unappropriated earnings”.

-
Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of December 31, 2006 and 2005. Differences in listed prices were credited/charged to income for each fiscal year then ended.

-
Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness (see Note 3.4.3.). As of December 31, 2006 these bonds were valued at the lower of present or face value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

▪ Equity and debt instruments: they were valued based on current listed prices as of December 31, 2006 and 2005. Differences in listed prices were charged to income for each fiscal year then ended.

3.4.3.	Government loans

Federal Government secured loans - Decree No. 1387/01:

As of December 31, 2006 and 2005, these loans were valued at the lower of present or face value, as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2006 and 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 5% and 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2006 and 2005.

The face value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of Ps.1.40 per dollar plus CER plus interest accrued through the end of each fiscal year.

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

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree No. 1387/01 held by these subsidiaries amounting to 768,514 and 666,029 were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Provincial Governments loans and other Government loans

As of December 31, 2005 these loans were valued at the lower of present or face value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value at the end of the prior fiscal year was calculated by discounting the estimated cash flows at an annual rate of 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the face value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

This item includes 812,165 at the end of the prior fiscal year, corresponding to Provincial Development Trust Fund Corporate Bonds, and in exchange for which BOGAR 2020 has been received during the fiscal year.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2006 and 2005, receivables and payables have been adjusted to the CER as follows:

▪
Federal government guaranteed loans have been adjusted under Resolution No. 50/02 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

▪
Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2006 and 2005, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees No. 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

▪
Federal government secured bonds due in 2020 and Provincial Development Trust Fund Corporate Bonds: have been adjusted under Resolution No. 539/02 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

▪ Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2006 and 2005.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

3.4.5.	Allowance for loans losses and contingent commitments

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

3.4.6.	Interest income recognition

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for loan losses. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

3.4.7.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2006 and 2005.

3.4.8.	Instruments to be received and delivered for spot and forward transactions to be settled

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪ In foreign currency: as of December 31, 2006 and 2005, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

▪ Holdings in investment accounts and for trading transactions: according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed-upon for each transaction, plus related premiums accrued as of December 31, 2006 and 2005.

3.4.10.	Assets subject to financing leasing

As of December 31, 2006 and 2005, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed-upon in the respective contracts, applying the imputed interest rate thereto.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪ VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2006 and 2005 were valued by the equity method at the end of each fiscal years.

▪ Other: as of December 31, 2006 and 2005 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior year appraisal revaluations, restated by inflation as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

3.4.13.	Intangible assets

They have been valued at acquisition cost restated by inflation as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned.

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of December 31, 2006 and 2005, the Bank recorded assets amounting to 343,450 and 565,352, respectively to reflect the above items (after deduction of accumulated amortization for 816,103 and 554,036, respectively), under the caption Intangible Assets and in the account Organization and development expenses.

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

In its decision in case “Massa, Juan Agustín versus National Executive Branch - Decree No. 1570/01 and others following petitions for protection of civil rights under Law No. 16,986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos at the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, provided that the latter’s decision had not been appealed by the plaintiff. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no specifications about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, judgments have been applying this legal

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings. As of December 31, 2006, BF has estimated this contingency and it has raised allowances for the total amount.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

3.4.14.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.15.	Other liabilities

They include the debit balances non-arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2006 and 2005.

3.4.16.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.17.	Stockholders’ equity accounts

They are restated by inflation as explained in Note 3.2., except for the “Capital Stock” and “Non-capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity” account.

The Stockholders’ Meeting held on April 27, 2006 decided to paid dividends in cash as detailed in the Consolidated Financial Statements of Changes in Stockholders' Equity.

3.4.18.	Adjustments to prior years income

Following we present a summary of the adjustments recorded by the Bank in fiscal year 2005, under BCRA rules, to prior years income which affect fiscal year 2004:

Items	Adjustments
Investments in other companies
The Bank recorded an adjustment to earnings of prior years of 115 (loss) due to adjustments of certain investments in other companies. This adjustment affected the items Investments in Other Companies of the balance sheet as of December 31, 2004 by 115 (decrease) and Other Income of the income statement as that date by 90 (decrease).

Intangible assets
The Bank recorded an adjustment to earnings of prior years of 18,167 (loss) due to a change in the accounting criteria applied to certain projects. Said adjustment affected the item Intangible Assets of the Balance Sheet as of December 31, 2004 by 18,167 (decrease) and the item Operating Expenses - Other Operating Expenses of the statement of income as of that date by 12,119 (decrease).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Items	Adjustments
Other liabilities
The Bank recorded an adjustment to earnings of prior years for 8,040 (loss) to reflect expenses of software maintenance and transport of values corresponding to the fiscal year ended December 31, 2004. This adjustment affected the item Other Liabilities from the balance sheet as of December 31, 2004 in 8,040 (increase), the item Administrative Expenses - Other Operating Expenses of the statement of income in 7,390 (increase) and the item Operating Expenses - Other in 650 (increase).

Tax on minimum presumed income (“TOMPI”)
On February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI credit balances as long as this tax exceeded income tax. Therefore, on December 31, 2005, the Entity recorded this asset for 118,494 (90,094 in the items Other Receivables - Tax on minimum presumed income and 28,400 in Other Receivables - Other) and included an adjustment to earnings of prior years for a total amount of 92,631 (gain). In the balance sheet as of December 31, 2004, presented for comparative purposes, such adjustment affected the item Other receivables by 92,631 (increase) and in the statement of income as of that date affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by 26,406 (decrease), whereas an adjustment of 65,631 affected the book value at the beginning of fiscal year 2004.

Portfolio variation coefficient
On June 30, 2004, in compliance with the provisions under Communication “A” 4114 of the BCRA and Resolution No. 302/04 of the Ministry of Economy and Production, the Bank proceeded to write off the asset representing the nominal difference generated by the application of CVS instead of CER and booked an adjustment of earnings of prior years for 141,064 (loss). Under no circumstances does such de-registration mean a waiver of compensation.

3.4.19.	Statements of Operations Accounts

▪
As of December 31, 2006, 2005 and 2004, accounts accruing monetary transactions (Financial Income (Expense), Service Charge Income (Expense), Provision for Loan Losses, Operating Expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪ Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪ Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.20.	Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”. The Consolidated Statement of Cash Flows was prepared using the measurement methods prescribed by the BCRA, but in accordance with the SEC’s presentation requirements.

3.4.21.	Other assets and other liabilities from subsidiaries (Consolidar Group)

They have been valued in accordance with the accounting standards established by the National Superintendence of Insurance and National Superintendence of Pension Funds Managers.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	3.4.22.	Use of estimates

The preparation of the Consolidated Financial Statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

NOTE 4	— DIFFERENCIES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution No. 93/05 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the FACPCE incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the CPCECABA.

The Bank has prepared these Consolidated Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

	4.1.	Valuation criteria

		a)	National Government Secured Loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousands for Secured loans. At December 31, 2006 and 2005, those loans are recorded under “Loans - to the Public Sector” amounting to 2,886,767 and 3,809,264, respectively, in accordance with the criterion described in Note 3.4.3.

In accordance with Resolution No. 290/01 of the CPCECABA, at December 31, 2006 and 2005, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, as of December 31, 2006 and 2005, the book value of these assets does not exceed their reasonable realization value.

		b)	Government Securities and Other Credit Assistance to the Public Sector

As of December 31, 2005 the Bank kept other assets with the Public Sector amounting to 1,172,681, in accordance with the criterion described in Notes 3.4.2., 3.4.3. and 3.4.8.

In accordance with accounting principles generally accepted in Buenos Aires City, these assets must be valued at recoverable value and would have implied a decrease in stockholders’ equity in approximately 265,000 as of December 31, 2005, whereas as of December 31, 2006 these holdings did not give raise to significant valuation differences compared to said accounting standards.

		c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 3.4.13., as of December 31, 2006 and 2005, the Bank recorded assets amounting to 343,450 and 565,352 (whose original values had been 1,159,553 and 1,119,388) respectively, under “Intangible Assets - Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

		d)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 337,000 and 360,000 as of December 31, 2006 and 2005, respectively, should be recovered.

	4.2.	Disclosure aspects

Unrealized valuation difference

According to accounting principles generally accepted in Buenos Aires City, the amount recorded on December 31, 2005 should be recorded into unappropriated earnings account of the stockholders´ equity.

In accordance with Note 3.4.2. and due to the completion of the compensation process in October 2006, the Bank recorded this amount under the caption Unappropriated earnings, as established by the rules of the Argentine Central Bank.

During the fiscal year 2004, the Bank absorbed 200,000 of the loss from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “Unrealized Valuation Difference” of the stockholders’ equity, according to what was authorized in the Resolution No. 52/04 of the Superintendent of Financial and Exchange Institutions.

According to accounting principles generally accepted in Buenos Aires City, such amount should have been charged to income (loss) for the fiscal year ended on December 31, 2004, while the remaining balance of the mentioned account should have been recorded into unappropriated earnings account of the stockholders’ equity.

	4.3.	Other differences with respect to generally accepted accounting principles effective in Buenos Aires City, related to Consolidar Cía. de Seguros de Retiro S.A.

The Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 25,947 and 29,819 at December 31, 2006 and 2005, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Buenos Aires City, such amount should have been recorded as a loss for the fiscal year ended December 31, 2003.

NOTE 5	— TAX MATTERS

	5.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2006 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution No. 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

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

Until December 31, 2003, the Bank, to the extent the tax on minimum presumed income exceeded income tax, recorded under Other Receivables, in the Tax Advance account, a credit on the tax on minimum presumed income.

On March 8, 2004, the Argentine Central Bank required that the amounts recorded as tax on minimum presumed income for the years 2001/2002 be reverted and charged to income or to adjustment for prior years, as applicable, based on an interpretation of the Argentine Central Bank regulations.

Subsequently, on February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of December 31, 2006 the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income - Tax Credit and 34,000 in the line Others - Tax Advance, under Other Receivables). As of December 31, 2005, the Bank recorded the above asset in an amount of 118,494 (90,094 in the line Tax on minimum presumed income - Tax credit and 28,400 in the line Others - Tax Advance under Other Receivables).

5.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex-officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court. In addition, the AFIP filed an extraordinary appeal with this latter Court.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

NOTE 6	— BREAKDOWN OF MAIN ITMES AND ACCOUNTS

Detailed below are the balances of those accounts:

	2006	2005
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012) - Compensation	108,622	74,075
Discount Bonds in pesos	406,674	360,516
Other	—	513
Total	515,296	435,104

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	8,748	54,723
Federal Government Bonds LIBOR 2012	24,018	52,786
Buenos Aires City Bond	6,648	7,358
Federal Government Bonds LIBOR 2015	—	10,036
Federal Government Bonds LIBOR 2014	22,094	3,036
Discount Bonds in pesos	85,947	246,447
Discount Bonds in US dollar	—	88,122
Peso-denominated GDP-related securities	20,476	40,074
Cuasipar Bonds in pesos	8,104	7,033
Secured Bonds due in 2018	93,602	105,283
Federal Government Bocon PRE8	15,910	45,196
Federal Government Bonds in US dollar 7% due in 2011	9,807	—
Other	8,469	4,743
Total	303,823	664,837

Unlisted government securities

Secured Bonds due in 2020	843,792	—
Tax credit certificates due in 2003/2006	5	6
Total	843,797	6

Instruments issued by the BCRA

BCRA Bills (LEBAC)	75,139	1,160,312
BCRA Notes (NOBAC)	2,445,767	1,088,526
Total	2,520,906	2,248,838

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

2006	2005

Investments in listed private securities

Edesur S.A. Corporate Bonds	16,755	28,530
Telefónica de Argentina S.A. Corporate Bonds	9,405	36,280
Telecom Personal Corporate Bonds	9,605	9,206
Camuzzi Gas Pampeana Corporate Bonds	10,057	—
Rombo Compañía Fianciera Corporate Bonds	6,906	—
Tarjeta Naranja Trust	3,797	5,775
Acindar S.A.	3,487	—
Telecom	4,280	1,738
Galtrust 1 Financial Trust	10,941	9,204
Milennium Trust Financial Trust	5,281	—
Petrobrás Energía S.A.	6,616	7,175
FBA Bonos Argentina	6,608	—
FBA Ahorro Pesos	7,592	—
Fideicomiso de Gas	30,391	—
Grupo Concesionario del Oeste Corporate Bonds	10,095	—
1784 Inversión Pesos FCI	3,906	1,182
Pionero Pesos FCI	4,068	—
Banco Macro Corporate Bonds	3,718	—
Other	49,888	56,759
Sub-Total	203,396	155,849
Allowances	(15,186)	(323)
Total	4,372,032	3,504,311

b) LOANS - Other

Loans granted to pre-finance and finance exports	1,109,307	466,875
Fixed-rate financial loans	926,097	744,217
Other	246,839	153,199
Total	2,282,243	1,364,291

c) INVESTMENTS IN OTHER COMPANIES - Others

In other non-controlled companies- unlisted	27,586	24,498
In non-controlled companies-supplementary activities	12,860	12,894
Other - unlisted	3,090	11,985
Total	43,356	49,377

d) OTHER RECEIVABLES - Others

Prepayments	22,602	28,213
Loans to personnel	201	1,051
Guarantee deposits	27,059	20,629
Miscellaneous receivables	64,193	65,691
Tax prepayments	372,364	389,534
Other	38,790	30,590
Total	525,209	535,708

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

2006	2005
e) SUBSIDIARIES’ OTHER ASSETS

Premium receivables from insurance companies	25,749	23,461
Complementary Capital - Insurance Company	—	13,226
Others related to insurance business	450	3,568
Total	26,199	40,255

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS - Other

Correspondents - our account	23,746	16,622
Collections and other operations for the account of third parties	29,815	44,633
Other withholdings and collections at source	57,461	39,279
Accounts payable for consumption	108,636	74,190
Money orders payable	203,635	148,728
Other	51,230	36,423
Total	474,523	359,875

g) OTHER LIABILITIES - Other

Accrued salaries and payroll taxes	150,102	101,364
Accrued taxes	119,964	57,438
Miscellaneous payables	65,532	84,909
Other	4,375	8,112
Total	339,973	251,823

h) SUBSIDIARIES’ OTHER LIABILITIES

Insurance companies, claims in adjustment process	98,077	128,339
Fluctuation fund - Consolidar Cía de Seguros de Retiro S.A.	108,585	79,887
Insurance companies, mathematical reserve	1,574,374	1,367,010
Insurance companies, reinsurer’s reserve	(301)	(244)
Difference arising from secured loans accrued valuation Consolidar	(25,947)	(29,819)
Benefit pending of integration - Resolution No. 29,796 Consolidar Cía de Seguros de Retiro S.A.	(607)	(2,203)
Others related to insurance business	81,717	74,921
Total	1,835,871	1,617,891

i) MEMORANDUM ACCOUNTS - DEBIT - CONTROL - Others

Items in safekeeping	28,347,949	22,672,909
Collections items	512,838	528,885
Checks drawn on the Bank pending clearing	157,409	105,251
Checks not yet credited	521,952	341,081
Other	27,298	18,827
Total	29,566,991	23,666,953

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	2006	2005	2004
j) SERVICE CHARGE EXPENSE - Others

Turnover tax	27,574	22,541	21,064
Other	6,087	2,402	589
Total	33,661	24,943	21,653

k) OPERATING EXPENSES - Other operating expenses

Rent	44,879	38,968	34,237
Depreciations of premises and equipment	31,781	29,248	34,727
Amortizations of organization and development expenses	22,967	28,082	38,104
Maintenance, conservation and repair expenses	30,712	26,157	23,656
Electric power and communications	21,714	21,440	20,569
Security services	19,340	17,251	14,557
Other	12,347	11,268	12,501
Total	183,740	172,414	178,351

l) OTHER INCOME - Others

Premiums - Insurance companies	181,662	125,861	355,425
Deferred income tax	—	242,000	645
Others	25,757	22,395	35,885
Total	207,419	390,256	391,955

m) OTHER EXPENSE - Others

Insurance companies, mathematical reserve	246,181	127,172	211,669
Life Annuities - Consolidar Cía. de Seguros de Retiro	98,279	85,312	71,067
Tax on bank credits and debits	24,189	17,670	17,311
Deferred tax expenses	23,000	—	—
Losses arising from transactions with fixed assets and miscellaneous	8,484	27,034	13,111
Claims paid - Insurance companies	192,122	170,452	97,319
Others	32,386	58,335	222,556
Total	624,641	485,975	633,033

NOTE 7	— RESTRICTIONS ON ASSETS

As of December 31, 2006, there were Bank’s assets, which are restricted as follows:

a)
The Government and Private Securities account includes 51,503 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,228 to secure debts with the Argentine Central Bank.

c)
Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,240. These shares have been pledged in favour of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any non-compliance of stock broking companies with their obligations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 8	— CONTINGENCIES

Export tax rebates

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

NOTE 9	— BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

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

That Company was incorporated in August 1995 and the Bank has a 12.5657% interest in its capital stock.

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

NOTE 10	— TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2006, total estimated corpus assets of Diagonal Trust amount to 17,497, considering its recoverable values and those of Inmobal Nutrer Trust amount to 25. Said amounts are recorded in memorandum debit accounts “For trustee activities - Funds received in trust”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

▪
Corp Banca Trust: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

▪
Banco Francés Trust: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Diagonal Trust, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries.

10.2.	Non-Financial Trusts

The Bank acts as trustee in 59 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the non-compliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 1,220 million and 4,068 million as of December 31, 2006 and 2005, respectively, consist of cash, creditors’ rights, real estate and shares.

NOTE 11	— CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former Banco Francés del Río de la Plata (former BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$500,000,000. This program was authorized by CNV’s Certificate No. 87 of December 16, 1994.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000.

The following chart reflects corporate bonds in force as of December 31, 2006:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date

US$1,000,000,000	11/26/2003	Non-subordinated	81,002,700	US$	100%	(1)	Semiannual	251,650	10/31/2008 (2)

_____________________
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

On February 9, 2007, the Bank’s Board of Directors decided to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank’s officials the powers to determine the manner, terms and conditions for said repayment.

NOTE 12	— FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

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

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8.07% per annum, due December 29, 2004.

On December 29, 2004, the Bank settled the last installment of these corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

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

On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. Notwithstanding, in May 2005 was recorded a liability in the account Financing received from Argentine financial institutions in the financial statements as of December 31, 2006 under the caption Other Liabilities from Financial Transactions, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with BODEN 2012 having been subscribed for a nominal value of US$50,288,100.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund, offering to pay for all purposes the total amount of Ps.84,337. On January 22, 2007 the Trust Fund requested an extension until February 28, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected.

At any event, the final determination of this issue would not imply additional losses for the Bank.

NOTE 13	— COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2006, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2.	Investment Funds custodian

As of December 31, 2006 and 2005, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 1,027,748 and 777,933 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 14	— RESTRICTIONS ON EARNINGS DISTRIBUTIONS

a)
In accordance with the provisions of the Argentine Central Bank, the next Shareholders’ Meeting must appropriate the amount of 82,064 currently included under Unappropriated earnings to the Statutory reserve.

b)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

c)
In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, in order to calculate the balances of earnings available for distribution the Bank has to deduct, on an off-balance sheet basis, point 2.1 of said Communication (see Earnings Distribution Project), from the balance under Unappropriated earnings. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied.

d)	As stated in the Offering Memorandum of the Bank's outstanding corporate bonds, the Bank may pay dividends or other distributions only with ordinary shares.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the allocation of earnings for the fiscal year ended on December 31, 2005 amounting to 27,000 to cash dividends, subject to the authorization of the Entity’s bondholders who had FRN holdings at the time. On May 5, 2006, the Meeting of Bondholders who are holders of Series 15 under the Negotiable Obligations Program resolved to grant a waiver in favor of the Entity as regards the prohibition upon distribution of cash dividends as stated in the terms and conditions of such Series. Said distribution was authorized by the Argentine Central Bank on April 27, 2006.

In addition, pursuant to the provisions of the Argentine Central Bank, the Bank allocated 36,619 to Statutory Reserve.

NOTE 15	— CONSOLIDAR A.F.J.P S.A.

Consolidar AFJP S.A. manages a pension fund that as of December 31, 2006 and 2005 amounted to 16,673 million and 12,763 million respectively.

On February 1, 2007, the Argentine Executive Power sent to the Argentine Congress a legislative bill to introduce a partial reform in the Argentine social security system. The amendments proposed in said legislative bill include the following: i) the possibility for the affiliates currently covered by the individually funded scheme to choose to adhere to the pay-as-you-go scheme managed by the Argentine State; ii) workers who within 90 days from the commencement of their labour relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system; iv) a limitation upon the fees charged by the Pension Fund Managers (AFJP) for managing their affiliates’ contributions to 1% of the basis on which they were calculated; v) an increase in the maximum amount used to calculate social security contributions from 4,800 to 6,000; vi) the establishment of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime; and vii) an amount ranging from 5% to 20% of the assets held in the retirement and pension funds are to be invested in short- and long-term production or infrastructure projects.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 16	— OTHER REQUIERED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

16.1.	Transactions with related parties

The balances as of December 31, 2006 and 2005, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2006	2005	2006	2005	2006	2005

BBVA S.A.	2,351	6,237	—	22,985	1,276	31,951
Consolidar A.R.T. S.A.	151	180	20,235	27,999	344,167	243,912
BBVA Consolidar Seguros S.A.	4	188	3,801	2,381	58,031	41,662
Rombo Cía. Financiera S.A.	130,643	72,323	1,014	721	30,000	—
Inversora Otar S.A.	3,093	—	372	890	439,602	336,391
Consolidar Salud S.A.	108	—	—	840	—	—
Consolidar Comercializadora S.A.	—	—	291	—	—	—

_____________________
(1)	Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

The net income as of December 31, 2006, 2005 and 2004, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (2)
	2006	2005	2004
Income	62,807	22,659	2,404
Expenses	(9,117)	(3,871)	(9,743)
	53,690	18,788	(7,339)

_____________________
(2)	All the concerted operations have been contracted according with market’s conditions.

16.2.  Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA, and in accounts with foreign correspondent banks. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2006	2005
Peso and Foreign Currency Balances	1,813,695	1,449,832

16.3. Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 1,748,436 and 919,932 as of December 31, 2006 and 2005, respectively; (2) interest-bearing deposits in foreign banks totaling 18,014 and 5,742 as of December 31, 2006 and 2005, respectively, and (3) interest-bearing deposits in local banks totaling 408 and 2,513 as of December 31, 2006 and 2005, respectively.

b)
Included in “Loans” there are: overnight foreign bank interest-bearing deposits totaling 9,839 as of December 31, 2005. As of December 31, 2006 the Bank did not register amounts for this kind of operations.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 99,242 and 107,198 as of December 31, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

16.4.  Securities holdings in investment accounts

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005	2006	2005	2006 (*)	2005	2006	2005
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Argentine Bonds	515,296	435,104	—	—	61,852	170,271	453,444	264,833
Total	515,296	435,104	—	—	61,852	170,271	453,444	264,833
________________________
(*) This amount is accounted in the caption “Allowances” in our Consolidated Financial Statements

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2006, by contractual maturity, were as follows:

	December 31, 2006
	Book value	Market value
Due in one year or less	18,102	18,102
Due after one year through five years	90,520	90,520
Due after five years through ten years	—	—
Thereafter	406,674	344,822
Total	515,296	453,444

As of December 31, 2006 and 2005, the Bank did not hold government securities classified as “held to maturity” under U.S. GAAP. The government securities classified as “holding in investment account” under BCRA rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 17.5.1. and 17.5.2.).

16.5.	Loans

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To government sector: loans to public sector, excluding public financial entities.

To the financial sector: loans to local financial institutions.

To the non-financial private sector and residents abroad: loans given to the private sector (excluding local financial institutions) and residents abroad from Argentina.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	December 31,
	2006	2005
Government sector	2,887,276	4,623,626
Financial sector	436,126	142,307
Non-financial private sector and residents abroad	6,377,968	3,900,517
—Commercial portfolio
With self-liquidating preferred guarantees	52,128	92,092
With other preferred guarantees	42,395	44,036
Without preferred guarantees	4,155,131	2,293,984
—Consumer portfolio
With self-liquidating preferred guarantees	8,682	6,968
With other preferred guarantees	474,633	439,198
Without preferred guarantees	1,644,999	1,024,239

Less: Difference arising from purchase of portfolio	(90)	(89)
Less: Allowances for loan losses	(167,097)	(184,885)
Total	9,534,183	8,481,476

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

The Bank also tracks its loan portfolio by industry segment. At December 31, 2006, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Governmental Services	29.76%
Other	19.55%
Consumer	17.75%
Food Stuff	6.44%
Oil and Carbon	4.62%
Financial Sector	4.50%
Mining Products	4.35%
Retail Trade	2.68%
Beverage	1.95%
Agricultural Livestock	1.91%
Wholesale Trade	1.77%
Transportation Material	1.40%
Industrial Metals	1.33%
Other Manufacturing	1.03%
Services	0.11%
Construction	0.85%
Total	100.00%

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

The Bank has significant exposure to the Argentine Federal Government in form of secured loans and other debt obligations. Federal debt represents a significant portion of Bank’s total risk assets.

During 2006, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal year ended December 31, 2006, is as follows:

2006
Balance at the beginning of the fiscal year	83,653
New Loans	75,995
Repayments	(4,435)
Balance at the end of the fiscal year	155,213

Total loans outstanding to these related parties at December 31, 2006 and 2005 including accrued interest, amounted to 155,213 and 85,604, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2006 and 2005, approximately 162,196 and 27,690 or 1.67% and 0.32% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2006 and 2005, non-performing loans amounted to 79,876 and 93,472, respectively. Past due loans included in the abovementioned amounts reach to 52,810 and 52,874 at December 31, 2006 and 2005, respectively.

16.6.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Balance at the beginning of the fiscal year	184,885	202,693	459,573
Provision for loan losses	69,799	114,220	62,509
Write-offs	(87,587)	(132,028)	(319,389)
Balance at the end of the fiscal year	167,097	184,885	202,693

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

16.7.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2006	2005
With self-liquidating guarantees	1,397	—
With preferred guarantees	423,032	286,185
Without preferred guarantees	494,131	548,363
Allowances	(1,028)	(3,098)
	917,532	831,450

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2006	2005
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	387,777	46,982
Contra debit derivatives accounts	417,777	46,982
Interest rate SWAP	30,000	—
“Notional” amount of non-deliverable forward sales	283,243	93,161
Contra debit derivatives accounts	283,243	93,161
Non-deliverable forward transactions balances pending settlement-Receivables	1,052	281
Non-deliverable forward transactions balances pending settlement-Liability	206	150
Forward sales of government securities
Forward sales of government securities (1)	—	2
Forward sales of securities
Debtors under forward sales of securities	41	6
Forward sales of foreign exchange
Debtors under forward sales of foreign exchange	61	—
Forward purchases of securities
Creditors under other forward purchases	41	—

Repurchase and reverse repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings available for sale	307,900	—
Creditors under government securities repurchase agreements with holdings available for sale	277,035	—
Debtors under reverse repurchase agreements	—	99,762
Forward sales under reverse repurchase agreements	—	110,680

(1)	These accounts include the contract amount of the transactions expressed in thousand of Pesos using the closing exchange rate or quoted market value.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	December 31,
Description	2006	2005
Spot transactions with pending settlement
Unsettled spot securities purchases	20,233	16,960
Creditors under unsettled spot securities purchases	20,263	18,169
Debtors under unsettled spot securities sales	20,907	38,006
Unsettled spot securities sales	19,513	9,311
Unsettled spot foreign exchange purchases	6,075	—
Creditors under unsettled spot foreign exchange purchases	5,913	3,025
Debtors under unsettled spot foreign exchange sales	5,972	1,286
Unsettled spot foreign exchange sales	6,000	3,169
Unsettled spot Government securities purchases	116	18,770
Creditors under unsettled spot Government securities purchases	116	4,971
Debtors under unsettled spot Government securities sales	18,554	19,060
Unsettled spot Government securities sales	8,751	42,565

16.8.	Premises and equipment and other assets

16.8.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful	December 31,
Description	life (years)	2006	2005
Land and buildings	50	465,568	448,338
Furniture and facilities	10	67,589	81,441
Machinery and equipment	5	82,163	64,742
Vehicles	5	4,276	3,921
Accumulated depreciation		(221,700)	(222,645)
Total		397,896	375,797

Depreciation expense was 31,781 and 29,207, at December 31, 2006 and 2005, respectively.

16.8.2.	Other assets

Other assets consisted of the following at December 31, 2006 and 2005:

	Estimated useful	December 31,
Description	life (years)	2006	2005
Rent assets	50	6,771	9,230
Works of art	—	983	983
Assets acquired for secure loans	50	6,283	—
Stationery and office supplies	—	2,380	1,610
Land and buildings not affected by banking activities	50	17,942	50,398
Vehicles to deliver for leasing		852	1,025
Total		35,211	63,246

Depreciation expense was 872 and 1,344, at December 31, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

16.9.	Intangible assets

Goodwill

The breakdown of goodwill account as of December 31, 2006 and 2005 is as follows:

	December 31,
Description	2006	2005
Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization of 47,628 at December 31, 2006	18,831	25,459

Depreciation expense on goodwill was 6,630 and 6,629 at December 31, 2006 and 2005, respectively.

Organization and development expenses

The breakdown of organization and development account as of December 31, 2006 and 2005, is as follows:

	Estimated useful	December 31,
Description	life (years)	2006	2005
Start-up expenses of Consolidar AFJP	11	—	29,687
Organization and development non - deductible expenses (1)	5	343,450	565,352
Computer software acquisition expenses and computer programs development expenses	5	7,942	6,087
Other intangible assets	5	37,240	28,751
Total		388,632	629,877

(1)	See Note 3.4.13.

The 2006’s variations in intangible asset accounts were as follows:

2006
Balance at January 1, 2006	629,877
—Additions	53,284
—Decreases	9,250
—Period amortization	285,279
Balance at December 31, 2006	388,632

16.10.	Other liabilities from financial transactions - Argentine Central Bank

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes, as follows:

	December 31,
Description	2006	2005
Short-term liabilities	1,761	22,143
Long-term liabilities	—	78,602
Total	1,761	100,745

At December 31, 2006 and 2005, accrued interests and other differences included on the above liabilities amounted to 164 and 45,735, respectively. During fiscal year 2005, interest rate for this liability was 2% per annum.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

16.11.	Other liabilities from financial transactions - Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2006	2005
Short-term liabilities
Other lines of credit from local and foreign banks	418,234	249,626
Total short-term liabilities	418,234	249,626
Long-term liabilities
Other lines of credit from local and foreign banks	—	53,636
Total long-term liabilities	—	53,636
Total	418,234	303,262

Accrued interests included on the above liabilities are 3,423 and 4,024, at December 31, 2006 and 2005, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying consolidated balance sheets.

16.12.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2006	2005
Assets
Cash and due from Banks	973,034	1,027,697
Government and private securities	182,292	265,080
Loans	1,455,091	641,172
Other receivables from financial transactions	85,069	226,298
Assets subject to financial leasing	69	78
Investments in other companies	810	809
Other receivables	17,266	13,569
Suspense items	103	97
Total	2,713,734	2,174,800
Liabilities
Deposits	1,817,414	1,285,196
Other liabilities from financial transactions	784,915	802,090
Other liabilities	12,862	15,072
Suspense items	66	6
Total	2,615,257	2,102,364

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

16.13.	Minimum capital requirements

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2006 and 2005 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2006	1,004,554	2,089,708	1,085,154
December 31, 2005	868,512	1,889,893	1,021,381

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least Ps.46,559 and Ps.38,440 as at December 31, 2006 and 2005, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and  guaranteed in favour of the said Entity.

16.14.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2006, 2005 and 2004, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

16.15.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the Banco Francés gives to certain executives, with role at corporate level, the possibility to access into defined contribution pension plan that it is subject to SFAS No. 87 and 132 (revised 2003). This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2006 the Bank has been accruing 4,580 in “Administrative Expenses - Personal Expenses”. During the fiscal year ended December 31, 2005 the Bank has been accruing initial contributions as hedge for prior years by 3,430 and 669 for the 2005. These expenses are included in “Other Expense - Charge for uncollectibility of other receivable and other allowances” and “Administrative Expenses - Personal Expenses”, respectively, in the Consolidated Financial Statements as of December 31, 2005. This concept has not had impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll. These expenses aggregated 42,423, 31,294 and 28,841 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

16.16.	Business segment consolidated information

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	As of December 31, 2006
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	16,294,763	109,151	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Financial income	1,514,699	7,030	1,521,729	44,237	384,026	(13,588)	1,936,404
Service charge income and other income	653,149	11,249	664,398	377,019	410,135	(221,237)	1,230,315
Total income (1)	2,167,848	18,279	2,186,127	421,256	794,161	(234,825)	3,166,719
Financial expenses	(581,603)	(95)	(581,698)	(234)	(1)	13,588	(568,345)
Allowances for doubtful loans	(69,411)	(714)	(70,125)	—	—	—	(70,125)
Operating expenses	(711,655)	(3,320)	(714,975)	(171,273)	(43,750)	2,594	(927,404)
Other expenses	(707,660)	(4,219)	(711,879)	(249,662)	(638,894)	218,643	(1,381,792)
Total expenses (2)	(2,070,329)	(8,348)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Gain/(Loss) on minority interest in subsidiaries	52	(1,505)	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	97,571	8,426	105,997	47	73,993	—	180,037

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

	As of December 31, 2005
	Banking Financial
	BBVA Banco Francés S.A.(3)	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	13,839,847	86,734	64,107	13,990,688	346,858	1,787,736	(141,534)	15,983,748
Financial income	1,412,036	27,469	3,093	1,442,598	40,067	183,627	(12,140)	1,654,152
Service charge income and other income	757,620	16,267	5,965	779,852	294,071	299,133	(168,038)	1,205,018
Total income (1)	2,169,656	43,736	9,058	2,222,450	334,138	482,760	(180,178)	2,859,170
Financial expenses	(617,332)	(3,551)	(79)	(620,962)	(124)	(3)	12,140	(608,949)
Allowances for doubtful loans	(109,265)	(4,970)	(393)	(114,628)	—	—	—	(114,628)
Operating expenses	(564,742)	(24,751)	(2,550)	(592,043)	(141,146)	(44,302)	1,656	(775,835)
Other expenses	(791,684)	(3,703)	(1,314)	(796,701)	(175,995)	(419,089)	166,382	(1,225,403)
Total expenses (2)	(2,083,023)	(36,975)	(4,336)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)
Loss on minority interest in subsidiaries	(1)	(1,850)	(999)	(2,850)	(7,843)	(6,458)	—	(17,151)
Total net income	86,632	4,911	3,723	95,266	9,030	12,908	—	117,204

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

	As of December 31, 2004
	Banking Financial
	BBVA Banco Francés S.A. (3)	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	14,275,608	98,603	29,119	14,403,330	311,420	1,545,654	(218,732)	16,041,672
Financial income	951,586	23,915	1,251	976,752	35,812	148,700	(6,439)	1,154,825
Service charge income and other income	675,257	14,191	1,340	690,788	245,905	514,454	(136,887)	1,314,260
Total income (1)	1,626,843	38,106	2,591	1,667,540	281,717	663,154	(143,326)	2,469,085
Financial expenses	(461,014)	(1,727)	(64)	(462,805)	(1,642)	(352)	6,439	(458,360)
Allowances for doubtful loans	(49,464)	(2,260)	(278)	(52,002)	—	—	—	(52,002)
Operating expenses	(474,568)	(26,907)	(2,018)	(503,493)	(133,296)	(44,143)	1,103	(679,829)
Other expenses	(719,669)	(5,495)	(383)	(725,547)	(141,392)	(588,884)	135,784	(1,320,039)
Total expenses (2)	(1,704,715)	(36,389)	(2,743)	(1,743,847)	(276,330)	(633,379)	143,326	(2,510,230)
(Loss)/Gain on minority interest in subsidiaries	(7)	(779)	505	(281)	(2,484)	(10,136)	—	(12,901)
Total net income / (loss)	(77,879)	938	353	(76,588)	2,903	19,639	—	(54,046)

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 16.5., the Bank has significant exposure to the Argentine Federal Government in form of secured loans and other debt obligations. For the fiscal years ended December 31, 2006, 2005 and 2004, the Bank recorded, under BCRA rules, income from secured loans (Decree No. 1387/01), including CER accrual of 526,613, 805,273 and 508,612, respectively. In addition, for the fiscal years ended December 31, 2006, 2005 and 2004, the Bank recorded net income from government securities of 523,158, 176,156 and 162,386, respectively.

Substantially most of Bank’s operations, property and customers are located in Argentina.

16.17.	Consolidated income statements and balance sheets

The presentation of Financial Statements according to Central Bank rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). The restatement was made using the adjustment factor arising from the WPI. These Consolidated Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

The consolidated income statements presented below discloses the categories required by Article 9:

	Year ended December 31,
	2006	2005	2004
Consolidated Income Statements
Interest and fees on loans	1,132,766	1,254,007	887,998
Dividends on investment securities	—	—	214
Interest on investment securities	43,684	3,586	3,513
Trading account interest	580,901	243,751	180,161
Total interest income	1,757,351	1,501,344	1,071,886
Interest on deposits	471,763	365,106	316,082
Interest on short-tern borrowings	50,036	210,300	92,835
Interest on long-term debt	265	891	3,856
Total interest expense	522,064	576,297	412,773
Net interest income	1,235,287	925,047	659,113
Provision for loan losses	70,125	114,628	52,002
Net interest gain after provision for loan losses	1,165,162	810,419	607,111
Service charges on deposit accounts	165,776	143,933	125,877
Credit card service charges and fees	127,481	102,050	66,837
Fees on securities activities	12,600	15,598	9,152
Other commissions	640,702	539,462	380,792
Income from investment in equity securities	19,941	2,870	20,029
Foreign currency gains net	78,655	72,407	76,943
Other	363,386	480,349	716,890
Total other income	1,408,541	1,356,669	1,396,520

Consolidated Expenses Statements
Commissions	76,538	52,821	33,176
Personnel expenses	485,013	397,693	329,811
Fees and external administrative services	50,887	39,837	39,056
Depreciation of bank premises and equipment and other fixed assets	32,653	30,592	36,827
Business travel and development	16,628	12,961	10,981
Utilities	21,714	21,440	20,569
Advertising and promotion	46,050	39,757	27,266
Contributions and taxes	118,847	92,564	95,064
Maintenance and repairs	30,712	26,157	23,656
Amortization of Goodwill	6,629	6,629	6,768
Provision for loss contingencies	312,485	422,924	351,542
Loss on disposal of fixed and other assets	7,657	26,402	12,432
Minority interest in subsidiaries—loss	39,016	17,151	12,901
Other	1,077,157	844,244	980,529
Total other expenses	2,321,986	2,031,172	1,980,578
Income before income tax and tax on minimum presume income expenses	251,717	135,916	23,053
Income tax and tax on minimum presume income expenses (see Note 5.1. and 5.2.)	71,680	18,712	77,099
Net gain / (loss)	180,037	117,204	(54,046)
Net gain / (loss) per Ordinary Share	0.38	0.25	(0.14)

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 consolidated statement of income in a manner which warrants further discussion:

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Argentine Central Bank’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2006 and 2005 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2006	2005
Assets
Cash and due from banks	791,626	683,267
Interest bearing deposits in other banks	1,866,100	1,035,385
Forward purchases and under reverse repurchase agreements	307,900	—
Unsettled spot purchases	26,424	35,730
Debtors under forward sales and under reverse repurchase agreements	102	99,768
Debtors under unsettled spot sales	45,433	58,352
Trading account assets	3,856,736	3,069,207
Investments securities	569,734	485,401
Loans	9,701,280	8,666,361
Allowance for loan losses	(167,097)	(184,885)
Premises and equipment	397,896	375,797
Intangible assets	407,463	655,336
Other assets	1,031,032	1,004,029
Total assets	18,834,629	15,983,748

Liabilities and Stockholders’ Equity
Interest bearing deposits	10,207,814	8,616,985
Non interest bearing deposits	2,297,942	1,996,101
Creditors under forward purchases and under reverse repurchase agreements	277,282	150
Creditors under unsettled spot purchases	26,292	26,165
Forward sales and under repurchase agreements	—	110,682
Unsettled spot sales	34,264	55,045
Other short-term borrowings	959,491	674,997
Other liabilities	2,179,957	1,872,169
Long-term debt	186,678	377,756
Commitments and contingent liabilities	493,848	263,191
Minority Interest in subsidiaries	216,477	188,960
Common Stock	471,361	471,361
Non-capitalized contributions	175,132	175,132
Other stockholders’ equity	1,308,091	1,155,054
Total liabilities and stockholders’ equity	18,834,629	15,983,748

16.18.	Off-Balance sheet financial instrument

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

a)	Derivatives

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

▪
Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index. As December 31, 2006, 2005 and 2004 the Bank does not have outstanding options.

▪
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

▪	Swaps: they are agreements between two parts with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements.

Pursuant to BCRA’s regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying consolidated balance sheets and they have been valued as mentioned in Notes 3.4.8. and 3.4.9.

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2006 and 2005, the Bank entered into forward contracts for trading and hedging purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 16.7. The following table shows at December 31, 2006 and 2005 the notional value forward transactions and SWAP divided between hedging and trading (all transactions are due in one year or less):

	December 31, 2006			December 31, 2005
	Hedging	Trading	Total	Hedging	Trading	Total
Forward sales and purchases of foreign exchange	671,020	—	671,020	138,041	—	138,041
Forward sales and purchases of government and private securities	—	—	—	—	2	2
Other forward sales and purchases	—	—	—	—	2,102	2,102
Interest rate SWAP	—	30,000	30,000	—	—	—

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2006	2005
Credit lines granted (unused portion) cover by debtor classification	13,695	3,827
Foreign trade acceptances and standby letters of credit	100,577	80,571
Guarantees granted	178,079	171,084
_____________
(*) A significant portion of the Bank’s guarantees as of December 31, 2006 and 2005, have a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2006	2005
Self-liquidating counter guarantees	12,000	13,112
Preferred counter guarantees	5,579	74

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2006	2005
Checks drawn on the Bank pending clearing	157,409	105,251
Checks drawn against other Banks	228,192	134,517
Drafts and notes for collection	512,838	528,885

c)	Trust activities

See Note 10.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 17	— SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA rules followed in the preparation of the Bank’s Consolidated Financial Statements and those applicable in the United States under generally accepted accounting principles (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA’s rules, the Bank’s Consolidated Financial Statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in Note 3.2. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA’s rules has not been reversed in the reconciliation to U.S. GAAP.

17.1.	Income taxes

As explained in Note 5.1. the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criterion is in accordance with U.S. GAAP, based on SFAS No. 109, “Accounting for Income Taxes”.

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	Year ended December 31,
Description	2006	2005	2004
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	513,990	623,328	514,532
Tax exempt income	(14,257)	(494,422)	(488,239)
Non-deductible items	—	84,700	233,323
Other, net	(11,391)	(30,890)	22,006
Income tax computed in accordance with U.S. GAAP	487,822	182,716	281,622
Initial adjustments to net deferred tax assets	(104,431)	(77,258)	(218,651)
Income tax computed in accordance with BCRA rules	23,000	(242,000)	67,497
Adjustments to reconcile income tax (benefit) to U.S. GAAP	360,391	347,458	(4,526)
(Recover) of allowances on deferred tax assets	(325,939)	(366,801)	(509,158)

The tax exempt income adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (31,109, 19,758 and 61,848 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively), to the exemption established during the public debt swap transaction mentioned in Note 1.5., by which the income generated by the Guaranteed Loans received were exempt in the income tax (15,042, 105,825 and 162,104 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively), the write-off of the relevant asset generated by the application of the CVS index instead CER (49,371 for the fiscal year ended December 31, 2004) and other net effects.

The non-deductible items noted above principally relates to:

▪
The effect of the conversion into pesos and the adjustment through the CER, over the difference between book value under U.S. GAAP and face value of Federal Government loans carried by the Bank and domestic subsidiaries which were not deductible from income tax (84,505, 251,375 and 233,323 for the years ended December 31, 2006, 2005 and 2004, respectively).

▪	The allowances booked under BCRA rules (84,700 for the fiscal year ended December 31, 2005).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

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

As of December 31, 2006, 2005 and 2004 a favourable evolution in the Argentine economy has been noted. Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided an adjustment of valuation allowance of 479,934, 805,873 and 1,172,674 as of December 31, 2006, 2005 and 2004, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2006	2005	2004
Deferred tax assets:
Government and private securities valuation	89,485	—	34,437
Loans	—	219,506	163,042
Loan origination and issuance credit card’s fees	14,733	9,241	7,379
Property, equipment and miscellaneous assets	11,575	5,962	—
Intangible assets	—	—	167
Other liabilities	26,151	29,589	35,093
Allowance for loss contingencies	563,672	614,194	561,120
Reserves from insurance activities	80,515	72,549	68,070
Net operating loss	562,780	766,673	914,384
Other	12,834	575	2,811
	1,361,745	1,718,289	1,786,503
Deferred tax liabilities:
Government and private securities valuation	—	(14,135)	—
Loans	(43,251)	—	—
Foreign exchange difference	(10,839)	(1,087)	(10,134)
Property, equipment and miscellaneous assets	—	—	(2,120)
Intangible assets	(982)	(599)	—
	(55,072)	(15,821)	(12,254)
Net deferred tax asset under U.S. GAAP	1,306,673	1,702,468	1,774,249
Net deferred tax asset in accordance with BCRA’s rules	337,000	360,000	118,000
Adjustment to reconcile net deferred tax assets / liabilities to U.S. GAAP	969,673	1,342,468	1,656,249
Allowances on deferred tax assets in accordance with BCRA’s rules	(337,000)	(360,000)	(118,000)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	(479,934)	(805,873)	(1,172,674)

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities: as mentioned in Note 17.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be tax-deductible in the fiscal years ended December 31, 2006, 2005 and 2004.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 17.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible, and the difference between book value under U.S. GAAP and the face value of Federal Government loans received for the sale of Banco Francés (Cayman) Limited.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 17.2.).

▪
Property, Equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated by inflation as explained in Note 3.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

▪
Intangible assets: under tax criteria, the amortization of these assets is determined by the full-year-of-addition method, whereas accounting criteria contemplate the calculation of amortization on the basis of the months of useful life elapsed from addition through valuation date.

▪	Other liabilities: deferred assets/liabilities result from differences in the accounting and tax criteria used to assess expense accruals such as accrual for dismissals calculation.

▪
Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

▪
Pension and retirement obligations’ activities: deferred assets result from differences in the U.S. GAAP accounting and tax criteria applying to certain allowances related with Consolidar A.F.J.P.’s activities (see Note 17.15.1.)

As of December 31, 2006, the Bank (on individual basis) carries accumulated tax loss carry-forwards of 562,780 that will mature as follows:

Amount
2007	158,843
2008	316,543
2009	87,394

The adjustments required in order to reconcile assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown without considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 489,739, 536,595 and 483,575 as of December 31, 2006, 2005 and 2004, respectively. In addition, income would have decreased by 34,452 as of December 31, 2006 and increased by 19,343 and 513,684 as of December 31, 2005 and 2004, respectively.

Tax on minimum presumed income

As mentioned in Note 5.2. as of December 31, 2006 the Bank has recorded an asset for the credit for tax on minimum presumed income.

Had U.S. GAAP been applied, and as a result of the adjustment to prior years’ earnings booked by the Bank under BCRA’s rules, the Banks’ assets would be increased by 1,003 as of December 31, 2004. On the other hand, the Bank’s net income would be decreased by 1,003 for the fiscal year ended December 31, 2005 and would be increased by 62,642 for the fiscal year ended December 31, 2004.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

As of December 31, 2006, the Bank (on individual basis) carries accumulated tax on minimum presumed income credits for 152,746 that will mature as follows:

Amount
2011	17,115
2012	24,519
2013	23,997
2014	24,462
2015	28,653
2016	34,000

17.2.	Loan origination and issuance credit card’s fees

The Bank recognizes fees on credit card products, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP, particularly under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 38,638, 23,051 and 20,781 at December 31, 2006, 2005 and 2004, respectively. On the other hand, income for the fiscal year ended December 31, 2006, 2005 and 2004 would have decreased by 15,587, 2,270 and 9,698, respectively.

17.3.	Intangible assets

The Bank amortizes software development expenses (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US. GAAP, in accordance with the Statement of Position 98-1, requires that part of such expenses be written off to income when incurred, depending on their characteristics.

Regulations established by the Pension Fund Manager Superintendency, the agency overseeing Consolidar AFJP S.A., authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms printing and leases and rentals”, as the most significant items. Consolidar AFJP S.A. capitalized expenses incurred in connection with the launch of new activities. Under U.S. GAAP, the above mentioned expenses are to be considered as expenses for the fiscal year in which they are incurred.

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased assets by 11,372, 16,890 and 16,418 at December 31, 2006, 2005 and 2004, respectively. In addition income would have increased by 5,518 and 2,443 at December 31, 2006 and 2004, respectively and decreased by 472 at December 31, 2005.

17.4.	Loan loss reserve

The Bank provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory general provisions on performing loans, which serves to cover inherent loan losses for which specific provisions have not been made (see Note 3.4.5.).

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

The following table discloses the amounts required by SFAS No. 114, as of December 31, 2006, 2005 and 2004:

	Fiscal year ended December 31,
	2006	2005	2004
—Total amount of loans considered as impaired	129,953	990,854	1,068,695
Amount of loans considered as impaired for which there is a related allowance for credit losses	129,953	990,854	1,068,695
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	105,847	297,667	363,685
—Average balance of impaired loans during the fiscal year	279,495	1,033,864	1,201,999

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Balance at the beginning of the fiscal year	284,327	340,402	799,011
Provision for loan losses	49,124	102,251	24,908
Charge-offs	(236,599)	(158,326)	(483,517)
Balance at the end of the fiscal year	96,852	284,327	340,402

17.4.1.	Interest recognition—non-accrual loans

The method applied to recognize income on loans is described in Note 3.4.6.

Additionally, the Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance. It allowances in its whole when the Bank determined the reserve for credit losses. U.S. GAAP requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for non-accrual loans. U.S. GAAP requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

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

Had U.S. GAAP been applied, the Bank’s assets would have increased by 70,245, 49,569 and 37,601 at December 31, 2006, 2005 and 2004, respectively. On the other hand, the income would have increased by 20,676, 11,968 and 48,431 at December 31, 2006, 2005 and 2004, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

17.4.3.	Federal Government Secured Loans

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a face value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

As provided for in BCRA’s Communications “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap.

As of December 31, 2001, the above mentioned debt swap was subject to the provisions of SFAS No. 115, “Accounting for certain investments in debt securities”. According to SFAS No. 115 a non-temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. Once this impairment is recognized in the accounting, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank considered the mentioned value plus the related CER adjustment accrued.

As of December 31, 2006, 2005 and 2004 the values calculated as mentioned in the above paragraph were converted into pesos. The income for fiscal the year ended December 31, 2004 reflects mainly the interest accretion, allowances recovery recorded under BCRA’s rules (loss), and the effect of the incorporation of new secured loans (loss). The income for the fiscal years ended December 31, 2006 and 2005 reflects mainly the revenues produced for the sale of an important part of the stock of these assets effected during the years then ended at market values significantly higher to those recorded in accordance with U.S. GAAP, and by the interest accretion of the loans in stock.

The effects of adjustments required to state such amounts in accordance with U.S. GAAP would be decreased assets by 559,214, 909,500 and 1,821,800 at December 31, 2006, 2005 and 2004, respectively. On the other hand, the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 350,286, 912,300 and 183,692, respectively. Additionally, see Note 17.18.

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

As fully explained in Note 3.4.3., during the current fiscal year, the process of swap of Provincial Development Trust Fund Corporate Bonds ended, for which the Bank received BOGAR 2020.

Considering the issues mentioned above, impairment does affect such credit facilities and a loss must therefore be recorded according to U.S. GAAP for the difference between their accounting value and the expected value of their future cash flows.

The effects of adjustments required to state these amounts in accordance with U.S. GAAP would be decreased assets by 149,012 and 175,310 at December 31, 2005 and 2004, respectively. On the other hand, income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 149,012, 26,298 and 153,298, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

17.5.	Government and private securities valuation

17.5.1.	Government securities—Available for sale

During the fiscal year 2005, as a result of the Government’s debt restructuring, the Bank received for the defaulted portfolio Dollar-denominated Discount bonds amounted to US$26,083, and Peso-denominated Discount bonds amounted to Ps.146,818. During the fiscal year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into Secured Bond due in 2020, the face value of the corporate bonds swapped amounted to 551,230,672.

According to U.S. GAAP, the Bank decided to classify these Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings /(losses). This valuation criteria differ from BCRA rules, as described in Note 3.4.2.

Had U.S. GAAP been applied, the Bank’s assets would have decreased 76,307, 173,002 and 460,087 at December 31, 2006, 2005 and 2004, respectively.

On the other hand, the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 61,256, 383,305 and 167,307, respectively.

Additionally, see Note 17.18.

The amortized cost and fair value of Government Securities available for sale as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Amortized cost	954,929	330,316
Gross Unrealized Gain	25,245	(10,194)
Fair Value	980,174	320,122
Number of Positions	3	3

17.5.2.	Government and private securities—Trading Account

Under U.S. GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA’s rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (see Note 3.4.2.). Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value the securities for accounting purposes.

Had U.S. GAAP been applied, the Banks assets would have decreased by 1,021 and 7,922 at December 31, 2006 and 2004, respectively, and increased by 4,525 at December 31, 2005. On the other hand, the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 5,546, 12,447 and 364,323, respectively.

17.6.	Gain contingencies

Constitutional protection actions

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.).

SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 363,887, 586,534 and 739,289 at December 31, 2006, 2005 and 2004,

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

respectively. On the other hand the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 222,647, 152,755 and 72,268, respectively.

17.7.	Investment in other companies

At December 31, 2006, 2005 and 2004, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 1,196 and 1,796 at December 31, 2006 and 2005, respectively, and increased by 558 at December 31, 2004.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Argentine Central Bank’s rules. Under U.S. GAAP, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 20,638, 16,970 and 13,400 at December 31, 2006, 2005 and 2004, respectively.

On the other hand, the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have decreased by 3,068, 5,924 and 4,271, respectively, due to the effect of the differences mentioned in the preceding paragraphs.

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

The functional currency of Banco Francés (Cayman) Ltd. is the US$. Under U.S. GAAP its Financial Statements should be translated into Pesos at the current exchange rate for assets and liabilities and at the average exchange rate for its results of operations.

The Bank, under Argentine Central Bank’s rules, has translated the assets, liabilities and results amounts of Banco Francés (Cayman) Ltd. at the applicable fiscal year-end exchange rate.

In the fiscal year ended December 31, 2004, this subsidiary was sold. In consequence, the comprehensive income at December 31, 2003 was charged to income in the fiscal year ended December 31, 2004 by 143,371. Under U.S.GAAP, the effect of the sale was not material to the Bank’s Consolidated Income Statement.

17.9.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would have increased by 48,394, 44,829 and 36,073 at December 31, 2006, 2005 and 2004, respectively. In addition, the income for the fiscal years ended December 31, 2006, 2005 and 2004 would have decreased by 3,565, 8,756 and 2,487, respectively.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 898,439 and 768,653 at December 31, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
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

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by SFAS No. 133, “Accounting for Derivated Instruments and Hedging Activities” (see Note 17.21.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 71,868 and 84,523 at December 31, 2006 and 2005, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18.).

17.12.	Technical Valuation - Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under U.S. GAAP, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2006, 2005 and 2004. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

17.13.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 100,577 and 80,571 at December 31, 2006 and 2005, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 16.18.).

17.14.	Variable - income investments

Consolidar Group has variable-income investments. Under BCRA’s rules, these investments were valued at their face value plus the respective agreed-upon yield accrued through the fiscal year-end and, where applicable, translated at the exchange rate effective as of that date.

U.S. GAAP requires that fair value for such investments be determined by means of mathematical models, such as Black-Scholes.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

In the opinion of Bank’s management, the effect of such adjustment is not material at December 31, 2006, 2005 and 2004.

17.15.	Provisions and technical commitments related to insurance activities

17.15.1.	Provision related to insurance activities

As indicted in Note 15. at December 31, 2006 and 2005, the subsidiary Consolidar AFJP S.A. manages a retirement and pension plan for an amount of 16.7 billion and 12.8 billion pesos, respectively.

Consolidar AFJP S.A. maintains provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators.

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased stockholders’ equity by 230,194, 209,039 and 172,930 at December 31, 2006, 2005 and 2004, respectively.

On the other hand, income for the fiscal years ended December 31, 2006, 2005 and 2004 would have decreased by 21,155, 36,109 and 48,260, respectively.

17.15.2.	Technical Commitments

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 3.4.21. and 6.).

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased liabilities by 30,150 and 10,114 at December 31, 2006 and 2005, respectively, and would have increased liabilities by 36,783 at December 31, 2004. On the other hand, income for the fiscal years ended December 31, 2006, 2005 and 2004 would have increased by 20,036, 46,897 and 4,574, respectively.

17.16.	Fair Value of Financial Investments

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2006 and 2005

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2006 and 2005.

Other receivables from financial transactions

▪
Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2006 and 2005 of the securities to be received after the fiscal year-end.

▪
Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2006 and 2005 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Subordinated corporate bonds

As of December 31, 2006 and 2005, non-subordinated and subordinated corporate bonds have a remaining maturity of under one year and/or with variable rates, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2006 and 2005, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet date.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 16.18.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2006 and 2005 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2006 and 2005:

	December 31,
	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	2,558,484	2,558,484	1,611,506	1,611,506
Government and private securities (1)	4,372,032	4,230,294	3,504,311	3,309,544
Loans (2)	9,534,183	9,300,353	8,481,476	8,349,742
Other receivables from financial transactions	917,532	917,532	831,450	831,450
Assets subject to financial leasing	235,188	235,188	130,165	130,165
Investments in other companies	54,438	54,438	50,297	50,297
	17,671,857	17,296,289	14,609,205	14,282,704
Financial liabilities
Deposits	12,505,756	12,505,756	10,613,086	10,613,086
Other liabilities from financial transactions	1,484,007	1,484,085	1,244,795	1,244,569
	13,989,763	13,989,841	11,857,881	11,857,655

(1)	Includes the effect described in Note 17.5.
(2)	Includes the effects described in Notes 17.4.2., 17.4.3. and 17.4.4.

17.17.	Goodwill

▪
On May 4, 1998, the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with face value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2006, 2005 and 2004.

▪
On May 13, 1999, BBVA (majority owner of BF) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would have increased by 35,866, 29,236 and 22,607 at December 31, 2006, 2005 and 2004, respectively. Additionally, the income would have increased by 6,630, 6,629 and 6,630 for the years ended December 31, 2006, 2005 and 2004, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

▪
SFAS No. 142 requires, effective January 1, 2002, that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 309,577 as of December 31, 2006, 2005 and 2004, respectively.

17.18.	Transfers and servicing of financial Assets and Extinguishment of Liabilities

In June 1996, the FASB issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, as amended by SFAS No. 127 “Deferral of the Effective Date of Certain Provisions of SFAS No. 125”. SFAS No. 125 as subsequently amended by SFAS No. 140, establishes criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. This statement also establishes accounting requirements for pledged collateral.

On April 26, 2004, the Bank swapped Secured Bonds due in 2018 to conclude the Swap I of deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP, a decreasing in the income for the fiscal year ended December 31, 2004 of 104,337.

In August 2004, the Bank swapped Secured Bonds due in 2018 in the framework of Swap II of Deposits for Government Bonds. This swap generated, in accordance with U.S. GAAP, gains on extinguishments of deposit liabilities in the income for the fiscal year ended December, 31 2004 for 107,955.

17.19	Earnings Per Share

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

The adoption of this accounting disclosure is shown in Note 17.24.

17.20	Reporting on Comprehensive Income (loss)

SFAS No. 130 “Reporting on Comprehensive Income” requires entities to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. This statement, which is effective for fiscal years beginning after December 15, 1997, requires that comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other Financial Statements with an aggregate amount of comprehensive income (loss) reported in that same financial statement. The adoption of this accounting disclosure is shown in Notes 17.25. and 17.26.

17.21	Accounting for Derivative Instruments and Hedging Activities

In June 1998, the U.S. Financial Accounting Standards Board issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement, as subsequently amended by SFAS No. 137, 138 and 149 is required to be adopted for reporting under U.S. generally accepted accounting principles for all fiscal years beginning after June 15, 2000.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

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

Among other provisions, SFAS No. 133 requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness and all hedge ineffectiveness is required to be reported currently in computation of net income. SFAS No. 133 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. SFAS No. 133 further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and require that such derivatives be reported at fair value.

In Note 16.18., it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Note 3.4.8. Management believes that the effect of the application of this accounting requirement does not have a material impact on the Bank consolidated financial condition or results of operations.

17.22	Foreign exchange difference

As a result of the sale of Banco Francés (Cayman) Ltd. during the fiscal year ended December 31, 2004, as described in Note 1.5., 200,000 of the negative result of the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholder’s equity.

17.23	Allowance for other contingencies

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.16.).

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased Allowances for other contingencies by 44,818 at December 31, 2006. On the other hand, income for the fiscal year ended December 31, 2006 would have increased by 44,818.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

17.24
Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine Central Bank’s rules:

		Consolidated Net Income Years ended December 31,
	Ref.	2006	2005	2004
Net income / (loss) as stated		180,037	117,204	(54,046)
Deferred taxes	17.1	(360,391)	(347,458)	4,526
Allowances on deferred tax assets	17.1	325,939	366,801	509,158
Tax on minimum presumed income	17.1	—	(1,003)	62,642
Loan origination and issuance credit card’s fees	17.2	(15,587)	(2,270)	(9,698)
Intangible assets	17.3	5,518	(472)	2,443
Non Financial Private Sector and residents abroad loans	17.4.2	20,676	11,968	48,431
Federal Government secured loans	17.4.3	350,286	912,300	183,692
Provincial Government loans	17.4.4	149,012	26,298	153,298
Government securities	17.5	55,710	395,752	531,630
Gain contingencies	17.6	222,647	152,755	72,268
Investment in other companies	17.7	(3,068)	(5,924)	(4,271)
Foreign currency translation to reporting currency (Argentine Peso)	17.8	—	—	143,371
Vacation expense	17.9	(3,565)	(8,756)	(2,487)
Provision related to insurance activities	17.15.1	(21,155)	(36,109)	(48,260)
Technical Commitments	17.15.2	20,036	46,897	4,574
Goodwill Amortization	17.17	6,630	6,629	6,630
Gain on extinguishment of liabilities	17.18	—	—	3,618
Unrealized valuation difference	17.22	—	—	(200,000)
Allowance for other contingencies	17.23	44,818	—	—
Approximated net income in accordance with U.S. GAAP		977,543	1,634,612	1,407,519
Approximated net income per share in accordance with U.S. GAAP (1)		2.07	3.47	3.65
Weighted average number of shares Outstanding (in thousands)		471,631	471,361	385,334

(1)	See Note 17.19.

Consolidated Stockholders' Equity Years ended December 31,
Ref.	2006	2005	2004
Stockholders’ equity as stated		1,954,584	1,801,547	1,684,343
Deferred taxes	17.1	969,673	1,342,468	1,656,249
Allowances on deferred tax assets	17.1	(479,934)	(805,873)	(1,172,674)
Tax on minimum presumed income	17.1	—	—	1,003
Loan origination and issuance credit card’s fees	17.2	(38,638)	(23,051)	(20,781)
Intangible assets	17.3	(11,372)	(16,890)	(16,418)
Non Financial Private Sector and residents abroad loans	17.4.2	70,245	49,569	37,601
Federal Government secured loans	17.4.3	(559,214)	(909,500)	(1,821,800)
Provincial Government loans	17.4.4	—	(149,012)	(175,310)
Government securities	17.5	(77,328)	(168,477)	(468,009)
Gain contingencies	17.6	(363,887)	(586,534)	(739,289)
Investment in other companies	17.7	(21,834)	(18,766)	(12,842)
Vacation expense	17.9	(48,394)	(44,829)	(36,073)
Provision related to insurance activities	17.15.1	(230,194)	(209,039)	(172,930)
Technical Commitments	17.15.2	30,150	10,114	(36,783)
Goodwill	17.17	(18,829)	(25,459)	(32,088)
Allowance for other contingencies	17.23	44,818	—	—
Approximated consolidated Stockholders’ (deficit) equity in accordance with U.S. GAAP		1,219,846	246,268	(1,325,801)

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	For the fiscal years ended December 31,
	2006	2005	2004
Assets	19,230,659	15,421,682	14,069,122
Liabilities	18,010,813	15,175,414	15,394,923

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

17.25.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Argentine Central Bank format:

	Consolidated Net Income
	Year ended December 31,
	2006	2005	2004
Financial income	2,028,677	2,113,219	1,640,306
Financial expenses	(568,345)	(608,949)	(458,360)
Allowances for doubtful loans	(49,450)	(102,659)	(3,571)
Service charge income	900,764	721,510	574,606
Service charge expenses	(110,199)	(77,764)	(54,829)
Operating expenses	(920,608)	(781,067)	(670,064)
Net Monetary loss	—	—	—
Other income	1,129,778	1,187,397	1,640,769
Other expenses	(942,073)	(670,751)	(1,198,765)
Income before income tax	1,468,544	1,780,936	1,470,092
Income tax	(455,071)	(124,170)	(72,573)
Net income	1,013,473	1,656,766	1,397,519
(Loss) / Gain on minority interest in subsidiaries	(35,930)	(22,154)	10,000
Total consolidated income	977,543	1,634,612	1,407,519
Comprehensive income
Net income in accordance with U.S. GAAP	977,543	1,634,612	1,407,519
Other comprehensive income / (loss), net of tax (1) (2)	23,035	(62,543)	(87,454)
Comprehensive net income in accordance with U.S. GAAP	1,000,578	1,572,069	1,320,065

(1)	See Note 17.26.
(2)	The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

17.26.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2006, 2005 and 2004:

Tax effects on Other Comprehensive Income / (Loss)

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Foreign currency translation adjustments	—	—	—	—	—	—	(143,371)	—	(143,371)

Unrealized gains/(losses) on securities	35,439	(12,404)	23,035	(96,220)	33,677	(62,543)	86,026	(30,109)	55,917

Other comprehensive income gain/(loss)	35,439	(12,404)	23,035	(96,220)	33,677	(62,543)	(57,345)	(30,109)	(87,454)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

Accumulated Other Comprehensive Income / (Loss) balances

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(6,626)	(6,626)	—	55,917	55,917	143,371	—	143,371

Current-fiscal year change	—	23,035	23,035	—	(62,543)	(62,543)	(143,371)	55,917	(87,454)

Ending balance	—	16,409	16,409	—	(6,626)	(6,626)	—	55,917	55,917

17.27.	Cash flows information

For purposes of the accompanying statement of cash flows the Bank considers cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash.

	December 31, 2006	December 31, 2005	December 31, 2004
Cash and cash equivalents at the end of the fiscal year	2,558,484	1,611,506	1,666,617
Cash and cash equivalents at beginning of the fiscal year	1,611,506	1,666,617	1,639,154
Increase / (Decrease) in cash and cash equivalents	946,978	(55,111)	27,463
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	1,102,921	467,876	723,645
Cash used in investing activities	2,183,393	534,780	824,038
Cash provided by financing activities	2,039,496	23,619	136,218
Effect of exchange rate changes on cash	12,046	11,826	8,362
Increase / (Decrease) in cash and cash equivalents	946,978	(55,111)	27,463

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS No. 95 “Statement of Cash Flows”:

	Year ended December 31,
	2006	2005	2004

Net gain / (loss) for the fiscal year	180,037	117,204	(54,046)
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	333,045	312,298	298,328
Provision for loan losses and special reserves, net of reversals	350,185	513,160	170,561
Net income from government and private securities	(559,877)	(209,438)	(182,183)
Foreign exchange differences	(78,666)	(72,942)	(76,943)
Minority interests in subsidiaries	39,016	17,151	12,901
Deferred taxes	116,016	50,917	120,150
Equity (loss) of unconsolidated subsidiaries	(19,941)	(2,870)	(20,029)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	743,106	(257,604)	454,996
Net cash provided by operating activities	1,102,921	467,876	723,645

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

17.28.	New accounting pronouncements (U.S. GAAP)

a)  Accounting for Certain Hybrid Financial Instruments

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

This Statement:

▪	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

▪	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133.

▪
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

▪	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

▪
Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The Bank does not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on the Consolidated Financial Statements.

b)  Accounting for Servicing of Financial Assets

In March, 2006, the FASB issued Statement No. 156 “Accounting for Servicing of Financial Assets “ (amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), with respect to the accounting for separately recognized servicing assets and servicing liabilities.

This Statement:

▪
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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

▪	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

▪	Permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

-
Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date.

-
Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

▪
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

▪
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

The Bank does not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on the Consolidated Financial Statements.

c)  Fair Value Measurements

In September, 2006, the FASB issued Statement No. 157 “Fair Value Measurements”.

This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability.

This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

The guidance in this Statement applies for derivatives and other financial instruments measured at fair value under Statement No. 133 at initial recognition and in all subsequent periods.

The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

d)	Employers’ Accounting for Defined Benefit Pension and Other Postretirement

In September, 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (an amendment of FASB Statements No. 87, 106, and 132(R)).

SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date.

This Statement does not have impact in our Consolidated Financial Statements.

e)	The Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115).

This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings.

The fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method.

2.	Is irrevocable (unless a new election date occurs).

3.	Is applied only to entire instruments and not to portions of instruments.

f)	Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for our fiscal year ended December 31, 2006.

This Statement does not have impact in our Consolidated Financial Statements.

g)	Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued Interpretation No. 48 that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation is effective for fiscal years beginning after December 15, 2006.

This Statement does not have impact in our Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

NOTE 18	— SUBSEQUENT EVENTS

a)
On February 15, 2007 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for a total amount of Ps.90,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.0.19093 per share.

On April 26, 2007 the Argentine Central Bank issued an authorization to this Bank for the payment of dividends in cash in accordance with Communication “A” 4589 dated October 29, 2006.

On April 26, 2007 the Bank’s General Annual and Special Shareholders’ Meeting approved the above mentioned distribution.

On May 8, 2007, the payment of dividends in cash was effected.

b)
On November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies (FFRE) a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund (see Note 12.2.), offering to pay for all purposes the total amount of Ps.84,337. Since January 22, 2007 the Trust Fund has requested several extensions, the last until April 15, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected. On April 13, 2007 the FFRE accepted the proposal of cancellation above mentioned for an amount of Ps.88,462, for which the Bank proceeded to transfer the funds corresponding to cancel fully and totally the debt on April 20, 2007. The difference of Ps.4,125 was absorbed with allowances recorded to such purpose at the end of the prior year.

c)
On March 7, 2007, the Argentine Congress promulgated the Law No. 26,222 that modified partially the Argentine social security system, regulated by Law No. 24,241. On the other hand, Decree No. 313/07 regulates certain aspects modified by Law No. 26,222, including the following: i) the possibility for the affiliates currently covered by the individually funded scheme to choose to adhere to the pay-as-you-go scheme managed by the Argentine State. This option will be available from April 12, 2007 to December 31, 2007 and will be effective from January 1, 2008. The above mentioned option will be able to be exercised every 5 years; ii) workers who within 90 days from the commencement of their labour relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State, effective from April 1, 2007; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed Ps.20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. In case of not choosing for last this one, the individually funded account must be transfer to the pay-as-you-go system within 90 days from April 12, 2007 or from the date when the people including in this items reach the mentioned age; iv) a limitation upon the fees charged by the Pension Fund Managers (AFJP) for managing their affiliates’ contributions to 1% of the basis on which they were calculated. Nevertheless until December 31, 2007 the AFJP will be able to add the cost of the assurance for invalid and death; v) an increase in the maximum amount used to calculate social security contributions from Ps.4,800 to Ps.6,000; vi) the establishment of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime, from February 1, 2008. To the date of issue of the present Consolidated Financial Statements, the Executive Power do not issue the corresponding regulation that fix the mechanistic to determinates its calculate and for the eventual compensations of results that should be effected between different AFJP, in order to achieve the uniformity of the cost for all the included populations, as well as the controls that should realize respect of the management in the administration of each one of the contributions’ funds; vii) an amount ranging from 5% to 20% of the assets held in the retirement and pension funds are to be invested in short- and long-term production or infrastructure projects; and viii) To unify in 11% the personal contribution of the workers in relation of dependence from January 1, 2008, and for those that join to the system from May 28, 2007, anyone was the regime for the one that they choose. However, to the date of the present financial statements the National Government has not issued the totality of the respective regulatory aspects and therefore at this date it is not possible to quantify the effects of the changes. The Company’s Board of Directors is analyzing the effects of the above-mentioned legal changes and making adjustments to Consolidar AFJP SA’s operations to accommodate them with the new legal framework. Likewise, provided that the mentioned reform has a significant effect on the social security system and it will involve a material change in the business of Consolidar Cía. de Seguros de Vida

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS– (Continued)
For the fiscal years ended December 31, 2006, 2005 and 2004
Stated in thousands of Pesos

S.A., the Company’s Board of Directors is analyzing the action plan to be followed and estimates that its execution would have no significant negative equity impact on the Bank.

d)
On February 9, 2007, the Bank’s Board of Directors decided to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank’s officials the powers to determine the manner, terms and conditions for said repayment (see Note 12). Such payment was made effective on March 15, 2007, by a total amount of US$121,504,050.

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification

(*)	Incorporated by reference to the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.