Form 20-F
period 2007-12-31
BBVA BANCO FRANCES SA
filed 2008-03-31
CIK 913059

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Banco Francés undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Information on the Company”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Banco Francés S.A. (“BBVA Banco Francés”) is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4. to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 20. to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “U.S.$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2007	2006	2005
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary (1)	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary (1)	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Credilogros Compañía Financiera S.A. and subsidiary (2)			X
Atuel Fideicomisos S.A. and subsidiary	X	X	X

(1)	In December 2005, both Consolidar Compañía de Seguros de Vida S.A. and Consolidar Compañía de Seguros de Retiro S.A., sold theirs entire equity interest in Consolidar Comercializadora S.A.
(2)
The Bank sold its entire equity interest in Credilogros Compañía Financiera S.A. to Banco de Servicios y Transacciones S.A and Grupo de Servicios y Transacciones in March 2005 (see Note 1.4. to the Consolidated Financial Statements).

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per U.S.$1.0, the peso was allowed to float, and as of March 26, 2008 traded at approximately Ps.3.1688 per U.S.$1.0. See “Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2002.

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “BBVA Banco Francés”, the “Bank”, the “Company” and terms such as “we,” “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

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

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, Consolidated Financial Statements, and related notes. The selected financial data for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factor Related to BBVA Banco Francés”.

	For the Fiscal Year Ended December 31,
	2007	2006	2005	2004 (9)	2003 (9)
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	1,904,212	1,936,404	1,654,152	1,154,825	1,883,236
Financial expenses	(680,131)	(568,345)	(608,949)	(458,360)	(1,711,293)
Gross intermediation margin	1,224,081	1,368,059	1,045,203	696,465	171,943
Provision for loan losses	(62,262)	(70,125)	(114,628)	(52,002)	(77,506)
Service charge income	1,182,789	915,875	721,167	584,913	457,778
Service charge expenses	(158,927)	(110,199)	(77,764)	(54,829)	(49,594)
Operating expenses	(1,124,161)	(927,404)	(775,835)	(679,829)	(711,407)
(Net other expenses) / Net other income	(756,536)	(885,473)	(645,076)	(458,764)	43,937
Income / (Loss) before income tax	304,984	290,733	153,067	35,954	(164,849)
Income tax	(50,394)	(71,680)	(18,712)	(77,099)	(189,232)
Monetary loss	—	—	—	—	(1,091)
Net income / (loss)	254,590	219,053	134,355	(41,145)	(355,172)
Net (loss) / income on minority interests in subsidiaries	(19,541)	(39,016)	(17,151)	(12,901)	4,844
Final consolidated income / (loss)	235,049	180,037	117,204	(54,046)	(350,328)

Net operating revenue (3)	2,247,943	2,173,735	1,688,606	1,226,549	580,127
Operating income (4)	1,061,520	1,176,206	798,143	494,718	(208,786)

Net income / (loss) per ordinary shares (2) (10)	0.50	0.38	0.25	(0.14)	(0.95)
Net income / (loss) per ADS (2) (10)	1.50	1.14	0.75	(0.42)	(2.85)
Cash dividends per ordinary share (10)	0.34793	0.19093	0.05728	—	—
Cash dividends per ADS (10)	1.04379	0.57279	0.17184	—	—
Net operating income per ordinary shares (2) (10)	2.25	2.50	1.69	1.28	(0.57)
Net operating income per ADS (2) (10)	6.75	7.50	5.07	3.84	(1.71)
Average ordinary shares outstanding (000s) primary (10)	471,361	471,361	471,361	385,334	368,128

Net income / (loss) per ordinary shares (2) (11)	0.50	0.38	0.25	(0.13)	(0.95)
Net income / (loss) per ADS (2) (11)	1.50	1.14	0.75	(0.39)	(2.85)
Cash dividends per ordinary share (11)	0.34793	0.19093	0.05728	—	—
Cash dividends per ADS (11)	1.04379	0.57279	0.17184	—	—
Net operating income per ordinary shares (2) (11)	2.25	2.50	1.69	1.18	(0.57)
Net operating income per ADS (2) (11)	6.75	7.50	5.07	3.54	(1.71)
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	471,361	419,745	368,128

Amounts in accordance with U.S. GAAP:
Net income / (loss)	909,080	977,543	1,634,612	1,407,519	(26,356)

Net income / (loss) per ordinary share (2) (10)	1.93	2.07	3.47	3.65	(0.07)
Net income / (loss) per ADS (2) (10)	5.79	6.21	10.41	10.95	(0.21)
Average ordinary shares outstanding (000s) primary (10)	471,361	471,361	471,361	385,334	368,128

Net income / (loss) per ordinary share (2) (11)	1.93	2.07	3.47	3.35	(0.07)
Net income / (loss) per ADS (2) (11)	5.79	6.21	10.41	10.05	(0.21)
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	471,361	419,745	368,128

For the Fiscal Year Ended December 31,
2007	2006	2005	2004 (9)	2003 (9)
(in thousands of pesos) (1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	3,169,314	2,558,484	1,611,506	1,666,617	1,639,154
Government and private securities	5,181,253	4,372,032	3,504,311	2,476,948	3,042,451
Loans, net of allowances	11,390,121	9,534,183	8,481,476	9,268,723	8,336,352
Other assets	2,282,311	2,369,930	2,386,455	2,629,384	3,339,882
Total assets	22,022,999	18,834,629	15,983,748	16,041,672	16,357,839

Deposits	15,009,758	12,505,756	10,613,086	8,993,780	8,078,216
Other liabilities and minority interest in subsidiaries	4,956,404	4,374,289	3,569,115	5,363,549	6,705,646
Total liabilities and minority interest in subsidiaries	19,966,162	16,880,045	14,182,201	14,357,329	14,783,862

Capital stock	471,361	471,361	471,361	471,361	368,128
Issuance premiums	175,132	175,132	175,132	1,195,390	934,211
Adjustments to stockholders’ equity	312,979	312,979	312,979	769,904	769,904
Retained earnings	547,381	465,317	428,698	430,500	430,500
Unrealized valuation difference	(42,796)	—	230,282	230,282	430,282
Unappropriated earnings	592,780	529,795	183,095	(1,413,094)	(1,359,048)
Total stockholders’ equity	2,056,837	1,954,584	1,801,547	1,684,343	1,573,977

Amounts in accordance with U.S. GAAP
Total assets	23,266,358	19,230,659	15,421,682	14,069,122	12,440,507
Total stockholders’ equity	1,944,331	1,219,846	246,268	(1,325,801)	(3,010,278)

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	1.15%	1.03%	0.73%	(0.33)%	(2.15)%
Return on average stockholders’ equity (6)	11.72%	9.59%	6.72%	(3.32)%	(20.03)%
Services charge income as a percentage of operating expenses	105.22%	98.76%	92.95%	86.04%	64.35%
Operating expenses as a percentage of average total assets (7)	5.50%	5.33%	4.85%	4.20%	4.38%

Capital
Stockholders’ equity as a percentage of total assets	9.34%	10.38%	11.27%	10.50%	9.62%
Total liabilities as a multiple of stockholders’ equity	9.71	x	8.64	x	7.87	x	8.52	x	9.39	x

Credit Quality
Allowances for loan losses as a percentage of total loans	1.71%	1.72%	2.13%	2.14%	5.22%
Non-performing loans as a percentage of gross loans (8)	0.54%	0.82%	1.08%	1.11%	6.66%
Allowances for loan losses as a percentage of non-performing loans (8)	315.55%	209.20%	197.80%	192.79%	78.39%

(1)	Except per-share and per-ADS data and financial ratios.
(2)	Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regard to the “American Depositary Receipts”.
(3)	Includes: financial income, financial expenses, service charge income and service charge expenses.
(4)	Includes: financial income, financial expenses, provision for loan losses, services charge income, service charge expenses and operating expenses.
(5)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(6)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)
Non-performing loans include all loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

(9)	Restated from its original version to apply the adjustments to prior years income to these Consolidated Financial Statements related with Argentine Central Bank regulations.
(10)	The average ordinary shares outstanding was computed as the average of the previous twelve months.
(11)	The average ordinary shares outstanding was computed as the average of fiscal-year-beginning and fiscal-year-ended.

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

	Cash Dividends Per Ordinary Share		Cash Dividends Per ADS
	Ps.(1)	U.S.$	Ps.(1)	U.S.$
December 31, 2007 (3) (4)	0.34793	1.10252	1.04379	3.30756
December 31, 2006 (2) (3)	0.19093	0.58816	0.57279	1.76448
December 31, 2005 (2) (3)	0.05728	0.17619	0.17184	0.52858
December 31, 2004 (3)	—	—	—	—
December 31, 2003 (3)	—	—	—	—

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Financial Information – Dividends”.

(4)	Based upon the reference exchange rate quoted by Central Bank at March 26,2008.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High		Low		Average (1)
February 2008 (2)	Ps.	3.1695	Ps.	3.1505	Ps.	3.1583
January 2008 (2)	Ps.	3.1575	Ps.	3.1282	Ps.	3.1444
2007 (2)	Ps.	3.1797	Ps.	3.0553	Ps.	3.1156
December 2007 (2)	Ps.	3.1510	Ps.	3.1318	Ps.	3.1397
November 2007 (2)	Ps.	3.1492	Ps.	3.1242	Ps.	3.1359
October 2007 (2)	Ps.	3.1797	Ps.	3.1470	Ps.	3.1604
September 2007 (2)	Ps.	3.1652	Ps.	3.1318	Ps.	3.1475
2006 (2)	Ps.	3.1072	Ps.	3.0305	Ps.	3.0741
2005 (2)	Ps.	3.0523	Ps.	2.8592	Ps.	2.9232
2004 (2)	Ps.	3.0718	Ps.	2.8037	Ps.	2.9415
2003 (2)	Ps.	3.3625	Ps.	2.7485	Ps.	2.9493

(1)	The average of monthly average rates during the period.
(2)	Source: Central Bank.

The exchange rate on March 26, 2008 was Ps.3.1688 = U.S.$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2007 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 216.88% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
Devaluation Rate	2.66%	1.25%	1.94%	1.39%	(12.71)%
Exchange Rate	3.1510	3.0695	3.0315	2.9738	2.9330
Inflation Rate (1)	14.56%	7.17%	10.59%	7.92%	1.84%

(1)  The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Commencing with the last quarter of 2001 our country experienced an economic and political crisis, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. This crisis was also marked by a significant decrease in banking deposit levels, high interest rates, a significant decline in the demand of products and services, and a substantial increase in unemployment. These conditions had an adverse effect on BBVA Banco Francés’s financial condition and results of operations, but currently, and after a strong economy comeback, the Bank is in a steady recovery process, but no assurance can be given that this trend will continue.

In this context, on May 25, 2003, Néstor Kirchner became the new President of Argentina, for a term that expired on December 10, 2007, assuming in his place Cristina Fernández de Kirchner. Since 2003, there has been a favorable evolution in the Argentine economy, ending the economic recession that lasted over five years. The following economic indicators are worth mentioning:

i)	GDP increased by 8.8%, 9.0%, 9.2%, 8.5% and 8.7% during 2003, 2004, 2005, 2006 and 2007, respectively;

ii)	Unemployment rate declined from 20.8% to 7.5% between the 4th quarters of 2002 and 2007;

iii)	Total deposits in the financial system grew approximately 173% between December 2002 and December 2007;

iv)	The foreign exchange rate after the initial depreciation has remained relatively stable at around 3 pesos per dollar, ending 2007 at 3.15 pesos per dollar (BCRA reference);

v)	A marked increase in the market value of Government securities, despite the decrease registered during 2007;

vi)	The restructuring of the Argentine Sovereign Debt completed in June 2005 with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of U.S.$62.3 billion; and

vii)	A considerable increase of the primary balance by 2.5%, 3.9%, 3.7%, 3.5% and 3.2% of the GDP during 2003, 2004, 2005, 2006 and 2007, respectively.

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

In the event the Argentine government is unable to implement suitable political measures necessary to transform the actual growth of the Argentine economy into a long term sustained increase, there is a risk of the possible reappearance of political and economic turmoil. This could have a material and adverse effect of the argentine economy, including the financial system.

A considerable increase of the inflation rate could negatively affect the argentine economy in general, including the access to the long term financing market.

The gradual reduction of the commercial deficit, together with specific price adjustments of certain regulated and semi-regulated goods and services, contributed to registering 6.1% retail inflation in 2004. Inflation later accelerated, increasing to 12.3% in 2005, 9.8% in 2006 and 8.5% in 2007. In the event of a scenario of high inflation rates, the Argentine exports could lose competitiveness in relation to international markets, by eroding the effects of the devaluation, which could in turn have a negative effect in the economy activity levels and employment. Moreover, a high inflation rate could undermine confidence in the Argentine financial system in general, and this would negatively affect the business volume of banks, including BBVA Banco Francés, and could potentially hinder loan activities, especially those at long term and fixed interest rate.

According to statistical data published by the INDEC (a national publication source), there exists discrepancy among the CPI (consumer price indexes) corresponding to the different Argentine regions/provinces. This generates certain uncertainty in respect of inflation in the country as a whole. Consequently, it is to be noted that assets indexed by CER are adjusted according to Greater Buenos Aires CPI.

A considerable decrease of the primary balance could negatively affect the Argentine Economy in general, and the access to international long term financing markets in particular.

Commencing in 2005, primary expenditure started to increase more abruptly than public income. Thus, the primary balance of the public non financial sector has reduced from a 3.9% of the GDP in 2004, to a 3.2% of the GDP in 2007 . Moreover, the primary balance could be negatively affected in the future in the event the level of public expenditure is increased due to provisional debts, financial assistance to the provinces with economic problems, and the granting of subsidies to several economic activities.

Consequently, the decrease in the primary balance due to the increase of primary expenditure could negatively affect the future capacity of the government to access the long term financing markets.

The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance.

The Argentine debt exchange offer closed on February 25, 2005. On March 18 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of U.S.$62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totaled approximately U.S.$20 billion, which creates uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer and attempted to attach the tendered bonds. Some of these bondholders have legal actions against the Argentine government, therefore the Treasury Department of the United States and the IMF have insisted that the Argentine government provide a clear strategy directed to those bondholders who did not participate in the exchange offer.

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

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners mainly arguing that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper vs. Federal Government and Others” case, dictated by the Argentine Supreme Court of Justice (“Supreme Court”), the courts massively started to order through constitutional protection actions, the partial reimbursement of bank deposits in U.S. dollars or Argentine pesos at the “floating” exchange rate.

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

The Supreme Court has handed down the following decisions in relation to the claims filed as a result of the emergency situation described above:

▪
On March 5, 2003, the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, the Banco de la Nación Argentina and the BCRA was declared to be unconstitutional, ordering the return of the amounts deposited in either U.S. dollars or the equivalent in pesos at the free market rate of exchange.

▪
On July 13, 2004, in the case “Cabrera, Geronimo Rafael vs. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, it rejected the claim of a depositor on the grounds that the depositor had exercised his rights within the framework of the emergency laws and collected a portion of his deposit in pesos without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market.

▪
On September 14, 2004, in the case entitled “Campbell, Maria Enriqueta vda. de Tufiño y otro vs. Poder Ejecutivo Nacional. - Banco de Salta S.A. Grupo Macro s/ Amparo- Medida Cautelar”, the CSJN rejected the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionality of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency.

▪
On October 26, 2004, in the case entitled “Bustos Alberto Roque y otros vs. Poder Ejecutivo Nacional y otros s/ Amparo”, the Supreme Court revoked a decision on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and upheld the constitutionality of the rule by which the Argentine economy was pesificated due to the economic, financial and exchange emergency situation which the country is going through, also confirmed by Congress Law. The revoked decision of the Original Jurisdiction does not state how the Judge of this jurisdiction will resolve the fulfilment of the Court and for such reason proceed to the refund of the amount already paid due to the legal claims ordered by a Grade Judge.

▪
On December 27, 2006 in the case “Massa, Juan Agustin vs. Poder Ejecutivo Nacional s/ Amparo” the Supreme Court confirmed the constitutionality of the emergency legislation during 2001, 2002 regarding the pesification of the argentine economy and stated the calculation method applicable for the restitution of the deposits in the financial system subject to the mentioned emergency legislation. This calculation method is substantially different from the method that was originally enforced by the Executive Branch because it entitles each deposit holder to receive from the corresponding financial institution the reimbursement of his deposit at an exchange rate of Ps.1.4 = U.S.$1, adjusted by the benchmark stabilization coefficient known as and herein referred to as “CER” until payment date, plus a 4% annual compensatory interest for every concept which cannot be capitalized. CER is a stabilization coefficient applicable to debt obligations that have been pesificated as form February 4, 2002. This coefficient is calculated according to the variation of the Consumer Price Index published by a government dependent organism known as INDEC. Both in this court order as well as in a more recent one, “Kujarchuk vs/ National Executive Power”, the National Supreme Court establishes that the amounts withdrawn from the bank by judicial or non-judicial court measures, will be considered as advance payments, thus being obliged to deduce from the original tax in foreign currency, the percentage that, once converted into such currency, represents those payments converted into U.S. dollars at the free market quotation corresponding to each date. The payments thus effected are consolidated and deducted in this way in the liquidation made in accordance with the Massa case. Legal costs are applied in this instance pursuant to the order thereof and according to Appeals’Court resolutions in prior cases. Also, the Supreme Court restricts the remaining amount to be refunded to the limit fixed by this Court, that is to say, the value in U.S. dollars of the original deposit.

Moreover, in connection with the above commented cases, on February 3, 2004, the Association of Argentine Bank (“ABA”), which groups all national banks of foreign-capital, filed with the Ministry of Economy a request for compensation of the exchange gain/loss resulting from compliance with judicial injunctions related to constitutional protection actions commenced by holders of deposits denominated in U.S. Dollars prior to the alteration of the convertibility regime. The Bank has consented to such filing.

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

Government measures designed to exercise greater control over funds entering the country may disrupt the enterprises ability to access the international capital markets.

Argentina’s executive branch enacted Decree No. 616/05 to regulate funds coming into and flowing out of Argentina in order to maintain stability, by public announcement, and support the economic recovery of the country. These measures require that 30% of the funds remitted to Argentina must be deposited in an account with a local financial institution as a U.S. dollar deposit for one year, without accruing interest. Financial sector and non-financial private sector inflows originated from foreign financial borrowings that are invested in non-financial assets and must be fully repaid (principal and interest) within 24 months from the date of the borrowing, are not subject to the foregoing deposit requirement. These measures may adversely affect the Argentine entities ability to access the international capital markets and to effectively invest the funds raised in any such financing which could materially adversely affect Argentine entities’ financial condition and results of operations.

Factors Related to BBVA Banco Francés

BBVA Banco Francés has a significant portfolio of public bonds and loans to the Argentine Government, including recently restructured debts. Because of our high level of exposure, a failure by the federal or provincial governments to meet their obligations in accordance with their terms would have a material adverse effect on our financial condition.

As of December 31, 2006 BBVA Banco Francés and its subsidiaries’ holdings of public sector debt totaled approximately Ps.7,368.2 billion, consisting mainly of: (i) External and Internal Restructured debt: Ps.2,367.9 million in secured loans; Ps.994.4 million in guaranteed bonds; Ps.380.0 million in Argentine Pesos denominated bonds and Ps.3.3 million U.S. dollars denominated bonds; and (ii) Post default public debt: Ps.238.4 million in bonds denominated in pesos; Ps.61,3 million in bonds denominated in U.S. dollars; Ps.3.9 million in other bonds; and Ps.3.319,0 million in Central Bank bills and notes. During 2007, BBVA Banco Francés sold a part of its guaranteed loan portfolio, thus reducing its exposure to long term National Treasury public risk, while it increased its holdings in BCRA’s short-term securities, bills and notes.

Although BBVA Banco Francés and its subsidiaries have reduced significantly their public sector exposure during 2005, 2006 and 2007, BBVA Banco Francés continues to have a significant portfolio of bonds and loans of the Argentine Government. Due to its high level of exposure, any Government proposal that changes the terms and conditions of repayment of the sovereign debt could have a material adverse effect on our financial condition. A new default by the Government in respect of a substantial amount of its debt would have a material adverse effect on our financial condition.

The asymmetric conversion of foreign currency assets and liabilities into pesos has created a structural mismatch of terms and rates of assets and liabilities that materially and adversely affected the Bank’s results of operations during the past severe economic crisis. BBVA Banco Francés has a high level of exposure to the risks associated with this mismatch, which may have an adverse effect on the Bank’s future profitability in the event real interest rates significantly increase from the current levels.

BBVA Banco Francés finds itself among the private banks in Argentina with the highest volumes of assets and liabilities with mismatched terms and interest rates derived from the asymmetric conversion of foreign currency assets and liabilities into pesos. During fiscal year 2005 the Bank has fully paid the rediscounts received from the Central Bank with the proceeds of the sale of public sector bonds and loans with longer duration than such liability, thus reducing the term mismatch. Furthermore, since the beginning of the crisis, the following actions have reduced our exposure: (i) the increases in CER adjusted deposits; (ii) the sale of bonds adjusted by CER of, and loans to the Argentine Government and the Argentine provinces from our portfolio; and (iii) the subscription of the necessary bonds to be delivered to depositors who had accepted the Government’s swap option plans, with CER adjusted assets accounted for in the books of the Bank. Despite these reductions in exposure, the Bank maintains a Ps.2.5 billion long CER position as of December 31, 2007. During fiscal years 2005, 2006 and 2007 the remaining imbalance positively affected the Bank’s results of operations, within an environment of negative real interest rates. Nevertheless, no assurance can be given in connection with the future relative behavior of interest rates vis-à-vis the consumer price index. If the real interest rates significantly increase, such increase could have an adverse effect on our profitability in the future.

BBVA Banco Francés, has made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which the Bank had not been compensated. Such payments have had a material and may continue to have an adverse effect on the liquidity and the solvency of the Bank.

BBVA Banco Francés continued to be made part of Lawsuits (“amparos”). The Bank expects to present its defenses in line with the normative dictated by the Government.

The judgments of the Supreme Court mentioned previously have not reduced the number of court orders issued by the inferior courts in the different jurisdictions of the country where the trials are taking place.

BBVA Banco Francés paid Ps.37,1 million of negative exchange rate difference during 2007 in compliance with court orders in lawsuits brought by the Bank’s customers, regarding deposit refunds.

BBVA Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or require the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, and after the Supreme Court’s resolution in case “Massa, Juan Agustin vs. Poder Ejecutivo Nacional – Decreto No. 1750 s/ Amparo”, the consequences of the resolutions issued on such case are still not clear. Not withstanding that, the Bank has estimated this contingency and has raised allowances for the total amounts (see Note 3.4.13. to the

Consolidated Financial Statements). Consequently, the final outcome of these legal actions is still unknown. These legal actions have had a material and may continue to have an adverse effect on the results and the financial condition of BBVA Banco Francés.

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

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Banco Francés were unable to pay its debts as they come due, the Central Bank would intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator, and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, the shareholders’ may realize substantially less on the claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.

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

Factors Related to BBVA Banco Francés’ Subsidiaries

▪
Consolidar Compañía de Seguros de Vida S.A. provides coverage for disability and death risks of workers who are affiliated with privately owned pension funds managing companies by providing to such managing companies with the complementary capital required to obtain the principal amount required to fix the agreed pension for those pursuing a disability pension or for the beneficiaries of the worker's death pension. In addition, the company performs other activities related to life insurance.

As a consequence of the last Social Security Law Reform, termination of Disability and Death Insurance business shall have a material change in the core business of the company volume of operations and economics results.

The Pension Reform set forth by Law No. 26,222 provides that commencing on year 2008, disability and death insurance may not be issued by Life Insurance Pension Companies, but can only be issued by mutual funds to be established with financing from a percentage of the pensions and retirements funds managed by each privately owned pension managing company. Commencing on January 1, 2008, Consolidar Compañía de Seguros de Vida S.A. has stopped issuing any new social-security related life insurance policies. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies can continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives most adequate for the continuity of the operations of Consolidar Compañía de Seguros de Vida S.A. and it estimates that the implementation of the above described changes would not have a material negative impact on the BBVA Banco Francés’ financial situation.

▪	Consolidar Compañía de Seguros de Retiro S.A. writes individual pension agreements, group pension agreements and life annuities.

A resolution by the Supreme Court of Justice modifying the exchange rate of peso into dollar for extra financial agreements (Ps.1=US$1, adjusted by the CER until payment date), could give rise to multiple judicial claims that may have a negative adverse effect on our subsidiary Consolidar Compañía de Seguros de Retiro S.A.

The accumulated capital amounts of policy holders were affected by the devaluation of the peso and the conversion into pesos. The regulations for such conversion only recognized the insured party’s right to claim the value in pesos at a rate of one peso per U.S. dollar plus the adjustment of such amount according to the CER. To minimize the damaging effects of the asymmetric conversion into pesos, Decree No. 558/02 enabled the insurers to offer to the insured parties redemption schemes contemplating a number of options. Following the new regulation, Cosolidar Compañía de Seguros de Retiro S.A. submitted for the approval of the Argentine Insurance Superintendency, different option plans for the redemption or maintenance of policies issued in dollars, which have been approved. The proposed options were based following the principles handed down in a judgment of the National Supreme Court applicable to all obligations of the financial sector, although such decision did not expressly include obligations which are not related to the financial system, such as those related with insurance agreements and policies.

While the National Supreme Court of Justice recognized that the rules and regulations whereby pesification of negotiable instruments were established are valid., the National Supreme Court of Justice rendered a new judgment concerning matters outside of merely financial or banking matters. The fact that rules concerning pesification of banking debts are considered valid is an important background that makes us believe that said consideration shall be applicable to the obligations of insurance companies. However, there is a risk that the National Supreme Court would not confirm these pesification principles as applicable to insurance policies and independently quantity such obligations in Argentine currency (pesos) in a different manner.

It is important to note that the existing judgment for the validity of pesification rules of the financial sector obligations prescribes an equivalence very closed to the actual dollar value. Since such opinion was handed down, the doctrine of “shared-efforts” has been applied to non-financial obligations resulting in a lower dollar conversion value which would be more favorable to the insurance companies. The National Supreme Court of Justice is expected to render its judgment on life annuities and individual pension insurance agreements asserting the validity of the passed rules and regulations and setting an equivalent value based on the so-called shared-effort doctrine, but no assurance can be given that such a judicial decision will occur or whether the impact of such a decision will be favorable to, or adopt principles adverse to Consolidar Compañía de Seguros de Retiro S.A.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

For the fifth consecutive year, the Argentine economy grew at a pace close to 8.7%, without registering any significant slowdowns, in spite of the turbulence which affected international credit markets from July 2007 onwards. On average, growth was not significantly affected by the energy supply restrictions imposed last winter on industrial and business users. The resulting drop in the manufacturing industry during June and July was more than compensated during the following months. Thus, industrial production grew 7.5% in 2007 (compared to 8.4% in 2006).

The slowdown in the construction sector resulted in a lower increase of Gross Fixed Investment as compared to the previous year, despite the dynamics resulting from investments in durable equipment, both national and imported. On the other hand, private consumption had an expansive performance, driven by improvements in employment, real wages, retirement benefits and Income Tax reductions. For the first time since the devaluation, the services sectors, along with financial intermediation, grew at higher rates than the goods production sectors in the first three quarters of 2007.

In this positive environment, employment market indicators continued to show improvements. Unemployment dropped 1.7 percentage points year over year on average in 2007, as a result of an employment growth rate of around 3.9% and labor force participation remaining at 46.1%, slightly below the previous year. The unemployment rate reached 7.5% during the fourth quarter of 2007, according to the survey carried out by the National Institute of Statistics and Census (INDEC), which did not include Bahía Blanca city.

In line with productivity increases and the fall in unemployment, formal private sector wages continued to recover at a rate similar to previous years', but there was also a significant increase in civil servants and informal sector wages in 2007. Therefore, the economy's average wage index rose by 22.7% between December 2007 and the same month of the previous year. However, in real terms, formal private sector wages were 31% higher in December 2007 than at the end of 2001, while informal and public sector wages are still estimated to be 5-10% below this level.

Fiscal accounts tended to deteriorate during 2007. Tax collection grew by 33%, driven by VAT (IVA), tax on debits and credits on bank accounts, export taxes and Social Security contributions in particular. However, primary public spending accelerated at a faster pace than revenues growing by 44% when compared to the previous year. The factors with the strongest impact on the increase in primary public spending were social security services and transfers to the private sector. In the first case, the increase was due both to raises in retirement benefits and pensions and to a significant increase in the number of beneficiaries after the pension moratorium. In terms of transfers to the private sector, subsidies granted to the energy and transport sectors had a strong incidence. Additionally, public accounts were favorably impacted by the Retirement and Pensions Reform, which contributed an additional Ps.7,800 million in revenues due to the transfer of the funds accumulated in the Private Pension Fund System (AFJPs) to the public social security system as a consequence of the transfer of approximately 2.5 million affiliates from one system to the other. Consequently, the primary fiscal surplus reached Ps.25,764 million, representing a 3.2% of GDP, a slightly lower level than the previous year.

The interest burden rose by 42% due to the increase of the nominal exchange rate, price adjustment (CER index) and the placement of government securities at rates higher than the maturing debt. In particular, payments on the GDP coupon increased by more than 100%.

Argentina´s terms of trade improved around 3.6% during 2007, benefiting from the increase in international commodity prices, with agricultural product prices increases exceeding 21% during the year. Despite a strong increase in imports of 31%, the trade balance only suffered a deterioration of U.S.$1,152 million compared to 2006, due to the excellent performance of exports, also driven by higher volumes of grains, soy seeds, oils and derivatives, based on record crops of corn and soybean, and the continued dynamism of exports of industrial products, particularly automobiles. With exports totaling U.S.$55,934 million, the 2007 trade surplus closed at U.S.$11,154 million.

The Consumer Price Index (CPI) for Greater Buenos Aires (GBA) increased 8.5% year over year as of December 2007. Prices for seasonal products dropped by 7.5% year over year compared to December 2006, driven by price drops in tourism and vegetables, while prices of regulated products (including health, education and public transport) grew by 9.5%, and the rest of the CPI (proxy of the underlying inflation) increased by 10.7%. Due to the fact that methodological changes introduced in the GBA CPI index were not applied in all the provinces, the national inflation rate, excluding the Greater Buenos Aires area, rose to 12.3% year over year in 2007.

The Financial System

During 2007, the improvement in the quality of bank balance of assets and liabilities continued, especially in the private sector. Rediscounts from the Central Bank remaining from the 2001/2002 crisis were practically cancelled in full, and exposure to the public sector continued to decrease gradually. Delinquency levels remained low, despite strong growth in credit. At the same time, the system's profitability continued to improve, with an aggregate Return on Equity of 11.1% for the year.

Deposits and Loans

Total private sector deposits (in pesos and U.S. dollars) increased by 24.9% during the year. The increase in peso deposits was less dynamic (i.e. 22.8%), due to an increase of foreign currency deposits demand as a result of market turbulence. The share of the latter in total private sector deposits increased from 12.5% to 13.9% on average between December 2007 and December 2006. Public sector deposits grew at the much lower rate of 9.7%, compared to an almost 30% increase in 2006.

During 2007, the increase in loans to the private sector continued, as growth in demand was not affected by market turbulence as were other monetary and financial variables. Total private sector loans increased by 40.8% year over year to December 2007. The recovery of consumer (personal loans and credit card financing) and mortgage lending was particularly prominent, with an increase of 47.4%.

Monetary Policy

The year 2007 had two fairly different stages. The first stage, covering the first half of the year, was characterized by a strong excess supply of foreign currency. During this period, the international reserves stock increased by U.S.$14,140 million (i.e. 44%), and the Central Bank purchased U.S.$10,474 million from the private sector in the exchange market. The exchange rate showed a slight downward trend despite the Central Bank's efforts to maintain its nominal level. In June 2007, the “Referencia BCRA” exchange rate reached an average of Ps3.08 for each U.S.dollar. A strong sterilization policy was applied as in 2006, through the placement of Lebac and Nobac bonds, and Ps.17,071 million were absorbed through these instruments. Abundant liquidity resulted in strong drops in market interest rates, and the Badlar rate for private banks reached a floor of 7.5% during the first quarter, after ending the previous year at an average of almost 10%.

In July, the domestic market began to suffer the impact of the international crisis triggered by the U.S. sub-prime mortgage sector, and there was a reversal in the above-mentioned situation. During several months, the Central Bank was forced to sell hard currency in order to avoid further depreciation of the FX rate, thus halting the process of accumulation of international reserves. Interest rates rapidly increased, showing great volatility, particularly the Badlar rate for private banks, which reached a level of 14%.

The Central Bank compensated the financial system's lack of liquidity through several instruments, such as the buy back of Lebac and Nobac, whether through purchases in the secondary market or repo´s for financial institutions undergoing liquidity problems, as well as allowing for the bimonthly integration of reserve requirements. The exchange rate experienced an increase of approximately 8 cents on average between June and October.

The situation started to improve between November and December when, despite continuing international volatility, the Central Bank began to accumulate reserves once again, although at a much lower rate than in the first half of the year. International reserves increased by U.S.$3,019 million in the second half of 2007. Although in response to the improving scenario, the exchange rate began to fall, ending the year at 3.14 pesos to the dollar (a 2.6% depreciation compared to December 2006), interest rates did not return to previous levels.

In terms of the Central Bank's Monetary Program, the M2 monetary aggregate stayed close to the program's higher band during all the quarters, growing an average of 17.9% throughout the year.

HISTORY AND DEVELOPMENT OF THE COMPANY

BBVA Banco Francés, an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in the Argentina, Reconquista 199, C1003ABB Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

Our original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on December 19, 2005, under N° 16.335 Book 30 of Corporations (sociedades anónimas). Pursuant to current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from “Banco Francés S.A.” to our new name, and the amendment to our by-laws that reflected the name change.

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

On August 11, 1997, we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”) for the purchase price of Ps.401.8 million. The difference between the amount paid and the net equity value acquired of approximately Ps.203 million was booked as goodwill, the majority of which was subsequently reversed against shares issuance premium. We completed this merger of the two banks by final registration with the Public Registry of Commerce, on March 5, 1998. To effect the merger, BBVA Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. Each Banco de Crédito shareholder received one ordinary share for each 3.926 Banco de Crédito shares held.

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

On November 5, 1999, BBVA Banco Francés S.A. and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which BBVA Banco Francés acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for the amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A., a trust company, for the amount of Ps.79,000. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting to Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca S.A. were transferred to BBVA Banco Francés, with full integration of operations and systems.

On May 20, 1999, the Central Bank approved the creation of Credilogros Compañía Financiera S.A. (“Credilogros”), which was registered with the Public Registry of Commerce on June 24, 1999. On November 10, 1999, BBVA Banco Francés and Credilogros executed a contract for the sale of certain assets and liabilities of BBVA Banco Francés. Such assets and liabilities were transferred to Credilogros pursuant to the agreement on August 2, 1999. On December 28, 1999, BBVA Banco Francés and Finanzia Banco de Crédito S.A. (“Finanzia”) executed a purchase agreement, pursuant to which BBVA Banco Francés transferred to Finanzia the rights and exclusive property rights to the brands used by Credilogros for the development of its business for a purchase price of Ps.9.6 million. In October 2000, Finanzia sold exclusive property rights to the brands used by Credilogros to Credilogros at a total price of Ps.9.6 million.

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

In May 2002 BBVA Banco Francés sold its 60.88% interest in BBVA Uruguay to BBVA for the amount of U.S.$55 million. This transaction was approved by the Central Bank of Uruguay.

Credilogros and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest, in November 2001. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance obtains financing through loans granted by the Bank and other domestic financial institutions. On October 31, 2003, subject to the approval of the Central Bank, BBVA Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros applied the proceeds to repay a loan from BBVA Banco Francés for a total of Ps.11.7 million plus interest. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock to BBVA Banco Francés.

Banco Francés (Cayman) Ltd., was as of December 31, 2003 a wholly owned subsidiary formed in 1998. As of December 31, 2003, this subsidiary, with total assets of U.S.$950.8 million registered a gain of U.S.$121.6 million. Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited. The sale price amounted to U.S.$238.5 million, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BBVA Banco Francés has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows: Ps.200 million of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders’ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, and Ps.11 million was charged to income (loss) for the year ended December 31, 2004.

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

BUSINESS OVERVIEW

BBVA Banco Francés ended its fiscal year 2007 with Ps 22.0 billion in total assets, a total of Ps.15.0 billion in deposits, on a consolidated basis, and a market capitalization of Ps.4.0 billion. It is the third largest bank in terms of loans and in terms of deposits in the Argentine financial system according to statistics published by the Central Bank (Information of Financial Institutions, as of December 2007).

We were one of the first companies listed on the Buenos Aires Stock Exchange. Our shares have been listed in the New York Stock Exchange since 1993, and in the LATIBEX (“Mercado de Valores Latinoamericanos”), based in Madrid since December 1999.

Substantially, all of our operations, property and customers are located in Argentina. Accordingly, following the 2002 crisis and the package of government measures, our financial condition and results of operations were deeply affected. Since December 2001, our business activity contracted compared to historical levels and our lack of liquidity led to a suspension of most new originations of all types of loans. Our structural strengths, our reaction capacity, and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Commencing on 2003, the economy recovered and deposits flowed back into the system. Economic growth showed no slowdown during the following years, while primary fiscal and trade surplus remained in place and a conservative monetary policy was implemented with measures tending to keep prices and exchange rates stable. These conditions led to a further GDP expansion, during 2007, while the financial system continued to show a positive evolution, which was reflected on private deposit growth, an improvement of bank’s financial condition and the strengthening of lending activity within an environment of negative real interest rates that helped to improve the financial margin.

During fiscal year 2007, BBVA Banco Francés encouraged business growth by motivating financial activity mainly in the retail and middle-market sectors, maintaining its participation in the large corporations sector, which allowed it to expand its private loans portfolio by 36%, reaching a market share of 7.6%. Within this framework, the Bank managed to improve the quality of its portfolio, achieving one of the lowest irregular portfolio ratios in the system. In terms of liabilities-related activity, BBVA Banco Francés focused on keeping its leading position, mainly by capturing retail funds in order to have a more stable and lower cost funding structure. It is important to highlight that keeping low funding costs is one of the pillars of the liabilities strategy, therefore, fixed-term deposits have a slightly higher share of the deposits structure than transactional deposits.

BBVA Banco Francés has worked to strengthen its market presence, by establishing relationships with its customers through the development of alternative channels, which complement the branch network throughout the country.

As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. The emerging recovery of the securities trading activities supported the successful closing of securities transactions. According to statistics published by the Argentine Mutual Funds Association, as of December 31, 2007, we had a 4.6% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”. We also participate in the pension fund industry through our 53.89% equity interest in Consolidar AFJP, a pension fund manager which, as of December 31, 2007, managed Ps.17.3 billion in pension fund holdings, with an 18.4% market share in the aggregate contributions to all AFJPs, according to statistics published by the Pension Funds Association.

Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the 2002 crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2007. As of December 31, 2007 approximately 19.71% of our loans and 16.39% of our deposits were denominated in U.S. dollars.

The following table presents financial information of our principal business segments for the year ended December 31, 2007.

	As of December 31, 2007 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations (1)	Total
Total assets	19,168,191	377,785	2,562,922	(85,899)	22,022,999
Total income (2)	2,866,051	501,122	828,021	(279,909)	3,915,285
Total expenses (3)	(2,662,796)	(490,487)	(787,321)	279,909	(3,660,695)
Loss on minority interest in subsidiaries	(627)	(4,903)	(14,011)	—	(19,541)
Total net income	202,628	5,732	26,689	—	235,049

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 232 branches are complemented by other distribution channels, such as 591 automatic teller machines or ATMs, as of December 2007, a telephone banking service, which answered on average over 624,000 calls per month in 2007, and an Internet banking service called Francés Net, which serves over 240,900 active clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 18 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”). The customers of all the participating banks have access to the Banelco Network, which comprises over 3,924 ATMs throughout Argentina, approximately 15% of which belong to BBVA Banco Francés.

Our universal commercial strategy aims to achieve a leading position in all of different market segments.

BBVA Banco Francés – Background

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

The liquidity crisis that started in December 2001 and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy towards the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing on 2004, we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. During fiscal year 2007, we kept our focus on the core business growing in private sector loans, while increasing our market share in retail funds and reinforcing our positioning in the transactional business. Despite a strong expansion in risk assets’, BBVA Banco Francés continued to improve its asset quality standards, with a non performing ratio of 0.54% over total financings and a coverage ratio of 315.55% as of December 31, 2007. As a result of the recent international turmoil in financial markets and with the purpose of minimizing income volatility, our public assets portfolio, mainly bills and notes issued by the Central Bank, was classified in the “Available for Sale” category. By the end of 2007, the difference in the unrealized valuation of such assets totaled Ps.42.8 million.

Banking and Financial Services

Our financial condition and results of operations for the fiscal year 2007 were still impacted by the effects of the 2002 crisis. Following the strong contraction in financial activity and the redefinition of our commercial strategy toward the transactional business, as an alternative source of income since the second semester of 2003, we resumed our lending activity. During 2007 we reinforced our efforts on expanding our intermediation volume while we continued rendering banking services, which included cash management of means of payment (with emphasis on electronic means), the bank account services for transactional purposes and operation of credit cards and transactional deposit taking, not only through our branch network but also through our different alternative channels.

With a commercial strategy focused on the core business, we were able to expand by 35.7% our private loan portfolio increasing at the same time by 20.0% our deposit base, to reach a 9.6% market share according to figures published by the Central Bank. Credit facilities included short and medium-term financing, such as overdrafts on demand accounts, personal and car loans and credit card financing in the retail segment and notes discounted, working capital financing, foreign trade operations, and investment-banking products, such as trustees, in the corporate segment.

In addition, the structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates, because we have a long CER adjusted position. Although such long CER adjusted position has been reduced through the sale of Public sector assets, a significant part of the Bank’s risk assets are still variable rate assets, adjusted by CER plus an interest rate, while most liabilities accrue interest at a fixed rate except for a Ps.178 million remaining portfolio of rescheduled deposits, known as CEDROS and new CPI adjusted time deposits, totaling Ps.254 million as of December 31, 2007.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2007		December 31, 2006		December 31, 2005
	(in thousands of pesos, except percentages)
Public Sector	2,367,869	20.79%	2,887,276	30.29%	4,623,626	54.52%
Corporate	3,539,981	31.08%	3,309,501	34.71%	1,786,387	21.06%
Middle market	2,200,014	19.31%	1,488,459	15.61%	880,266	10.38%
Retail	3,282,257	28.82%	1,848,947	19.39%	1,191,197	14.04%
Total	11,390,121	100.00%	9,534,183	100.00%	8,481,476	100.00%

	Deposits
	December 31, 2007		December 31, 2006		December 31, 2005
	(in thousands of pesos, except percentages)
Corporate	2,590,735	17.26%	2,216,764	17.73%	2,788,669	26.28%
Middle market	1,562,718	10.41%	1,502,736	12.01%	1,106,171	10.42%
Retail	10,856,305	72.33%	8,786,256	70.26%	6,718,246	63.30%
Total	15,009,758	100.00%	12,505,756	100.00%	10,613,086	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with annual sales over Ps.75 million or companies that belong to an international group. This division has three branches dedicated to providing services to groups of companies from Europe, the United States and the rest of the world, and companies based in Argentina.

The thriving economic context, based on a firm demand for export products from Argentina, high international price of such products and a sustained high level of local expenditure, allowed our Corporate Banking Division to handle increasing business needs, continue with its financing policy in order to support customers' expansion, and satisfy their needs for working capital and fixed assets investments. Anticipating this economic reality, our Corporate Banking Division based its strategy on two pillars: consolidation of leadership and customer loyalty. To this end, we have carried out an intensive publicity campaign for a series of non-credit products in order to meet customers' requirements, such as the BBVA-CASH Tool, which allowed us to improve the payments system and integrate the relationship with our Global Markets and Distribution Divisions, thus strengthening our offer of spot and related products and producing a synergy in other business areas, especially Retail Banking.

The growth of our investment portfolio represented a 7.0% increase compared with last year, and rose to Ps.3.5 billion at closing of the fiscal year 2007, once again placing us first in this segment.

Capital Markets. The Argentine Capital Markets continued performing with great reliance on the international market during 2007, presenting good activity levels during the first semester but reduced volumes from June onwards. Placement of Corporate Notes, especially with foreign investors, exceeded 3.0 billion U.S. dollars (including the exchange of the existing debt). Shares in Argentine companies targeting foreign investors were placed for over 1.6 billion U.S. dollars. This does not include Mercado Libre, a company which made placements exclusively abroad. Trusts markets kept their activity levels with placements of around 2.5 billion U.S. dollars, mostly in short term instruments generated by expenditure financing.

Syndicated loans of Argentine groups totaled 7,150 million U.S. dollars, the majority of which were transactions related to purchases made abroad by the Techint Group. On a smaller scale, syndicated loans were granted on the local market, which we estimate to be around Ps.0.6 billion.

During the fiscal year 2007, our Investment Banking Division continued working on several financial consultancy projects, evaluating financing for terms longer than one year for first-level companies, as well as merger and acquisition business projects. In terms of local syndicated loans, the department had an active role, reaching a quota of approximately 50% in terms of contributed amounts. Towards the end of the year, public bids for shares in Alpargatas were announced by Sao Paulo Alpargatas, a company of the Camargo Correa Group, Brazil, and of Acindar by the Arcelor Mittal group. In both transactions, BBVA Banco Francés was appointed agent and co-agent, respectively, for the bids.

Trading and Brokerage. As of December 31, 2007, we routinely traded (on behalf of our customers and for our own account) corporate and Government bonds, money market instruments and foreign currency. In the fiscal year 2007, we were one of the most important brokers in the bond market through the MAE (Mercado Abierto Electrónico, an over-the-counter market) and a medium broker in securities market through Francés Valores, an affiliate company registered in Mercado de Valores de Buenos Aires S.A. (MERVAL).

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

During 2007, Middle Market Banking Division was established throughout the country, consolidating as leaders in a highly competitive market segment. Built on a structure of 27 branches dedicated exclusively to Middle Market Banking, customized service expanded into all segments where the Bank has its presence, reaching customers efficiently and in accordance with the business scale. To bring specialized service closer to corporate customers' needs, we have set up four Regional Middle Market Banking Centers, located in Córdoba, Mendoza, Mar del Plata and Rosario. Each center has a specialist in Agribusiness, Foreign Trade and Special Financing.

Activity in 2007 continued at an increasing pace in every area. Middle-market financing reached Ps.2.2 billion, a 47.8% growth compared with the previous year. Liabilities grew by 4.0%, reaching Ps.1.6 billion. Such volumes were achieved due to a more efficient management of brokerage margin, which has a direct impact on results. Continuing from a prior trend, activity levels in areas related to foreign trade and agriculture stand out.

Financing of medium-term investment also played an important role in 2007, adding to our traditional loans and leasing activities, and an active participation in official initiatives such as the Global Credit Program and Fontar, among others.

Commissions from this sector reached Ps.100 million, encouraged by increasing transactional activity and a 15% rise in the customer base.

In terms of service quality levels, the results of IRAM’s (Instituto Argentino de Normalización y Certificación) compliance were satisfactory, and the Foreign Trade and Assignment of Receivables Process certification was ratified.

Retail Banking. The Commercial Banking Division is in charge of commercial relations with individuals and small companies. This division serves its customers through an extensive and well diversified distribution network, which offers 232 contact points including branches and different electronic media.

During 2007, the commercial strategy was based mainly on expanding customer base and commercial relationships, developing an efficient approach model through products which involve not only financing but also a transactional solution. This business vision was the basis of action for each segment where the Bank has is present, such as our VIP customers, micro businesses, low income and the new young segment, called “Blue”.

Towards the end of fiscal year 2007 the Bank was handling a trade volume of more than Ps.14.1 billion, including investment funds. During the 2007 fiscal year, credit investment increased by 77.6%, reaching almost Ps.3.3 billion, while customer resources grew by 23.6%, reaching a turnover of Ps.10.9 billion.

Retail Banking developed a business model with a clear vision, based on customer needs and the transfer of these needs into the products and services offered. A business strategy based on an action process which works on two complementary levels:

▪	Innovation and Development: To lead the financial services market in all segments and products through innovative offers.

▪	Bank service accessibility: Reaching as many customers as possible, with an offer which includes not only access to financing but also an efficient transactional solution.

The main action areas during 2007 are described below:

Personal and mortgage loans:

A strong activity in consumer financing was supported by incorporating “Global Qualification”, a tool which allows us to serve our customers comprehensively in terms of financing. More than 400 thousand customers were approved for personal loans, credit cards and overdrafts, for the financing of these products to be available immediately. This allowed us to boost the relationship with our customers, increase cross selling, serve each segment carefully, and increase the Bank's market share of personal loans for the year by 99 basis points.

In terms of Mortgage Loans, the product offer has been consolidating and increasing. Due to their variety, the products cover all likely financing possibilities and purposes. This significant range of opportunities was deployed under the name “Flexible Mortgage”, including the tenants line, which resulted in 334 operations during 2007 (i.e. 13% more mortgage loans this year). Generating a growth of 165% in sales compared with 2006, the portfolio exceeded Ps.690 million, and increased the Bank's annual market share of Mortgage Loans by 52 basis points.

Deposits:

During 2007, the Bank managed to increase resources by Ps.1.9 billion, some 22% more than the previous year, thus reaching Ps.10.1 billion, growing more in demand deposits vs. fixed-term deposits, thus achieving a funding structure more convenient to the Bank. Several commercial steps were taken to this end, among which the Collection Campaign during the first quarter of the year stands out, as it resulted in an increase of Ps.855 million during that period.

Due to the expiration of several repayment coupons of the new Argentine public debt, different specific steps were taken in order to retain the balances credited in demand accounts, whether by establishing fixed-term deposits or offering other investment alternatives, prioritizing retail deposits (i.e. those of less than Ps.1 million). In terms of Mutual Funds, managed customer resources rose by Ps.60 million (21%) totalling Ps.353 million. The performance of FBA Bonos Brasil in this area is worth mentioning.

Finally, a training program in investments for Personal Managers of the VIP Sector began in the last months of the year. The program aims at bringing managers closer to some capital markets products, and familiarizes them with the products, in order to increase related businesses at a later stage and offer our customers a more specialized service.

Insurance:

This year, the insurance area has expanded its array of products offered for individual customers and businesses; this represents a 14% increase in total commissions, which reinforces its already strong position.

Insurance marketing involved seven insurance companies and one broker, offering more than 50 different products. Commercial actions were based on a promotion where the beneficiary receives a gift card when taking up a home or car insurance policy. This campaign was well received, which improved the quality of the current portfolio.

Payrolls:

One of the main transactional products managed by the Bank was the payroll plans, which continued to grow, attracting more businesses to sign up for the service.

The Payroll Plan Campaign is a cross-selling product which works through different areas: Corporate, Business and Retail. Individual Payroll plans rose by 26%. The goal is to lead the payroll market, and to this end we will continue on-site management at privately owned businesses, as well as public bids, such as Conicet, which the Bank was recently awarded, which resents 13,000 more individuals.

VIP BBVA:

VIP Banking continues to grow, with development of relationships and dedicated consultancy as the pillars of its management model. We have added innovative products and offered loyalty opportunities which are exclusive to our portfolio.

We launched the Premium Account, a group of products which offers the best alternatives especially created to offer VIP customers a truly tailor-made service. The Premium Account includes Visa Platinum and Mastercard Black, exclusive products for the most valuable segment. Therefore, BBVA Banco Francés has become the first bank in Argentina to offer Mastercard Black, a distinctive product for customers who wish to access a “Total Service” program.

 We stayed close to our customers in different ways:

▪	Welcome gifts for customers taking up a Premier or Premium account

▪	Birthday gifts

▪	Avant Premiere tickets for the play Victor-Victoria

▪	Discount catalogues including the most prestigious product brands

The number of customers increased by 16% during 2007, totalling 31,500 customers.

Electronic Banking:

Electronic Banking is becoming more consolidating every year and stands out as preferred banking method for customers, through different means: ATM’s, self-service terminals, call centers, home banking and mobile phones.

Due to the requirement of being available 24 hours, in most cases the processes are certified on the basis of ISO 9001 regulations, which allow the Bank to guarantee an efficient service.

The success of each individual product is detailed below:

Automatic Teller Machines:

▪	A total network of 591 working ATM’s

▪	91 new in-branch ATMs, which expand or replace old terminals

▪	15 ATMs installed at companies' facilities, which encourage new business undertakings

Self-service Terminals:

▪	673 terminals to complement cashiers’ operations

Internet – Francés Net:

▪	70,000 new customers

▪	Ps.6.0 billion transacted

▪	20% increase in trading volume

Internet – Institutional Web Page:

▪	2.5 million visitors per month

▪	30 million visitors in 2007

Call center – Línea Francés:

▪	89% use of interactive voice recognition (IVR)

▪	118,000 customers served at Renault and Peugeot during the year

▪	12,000 queries on foreign trade

▪	9,000 service surveys

Cellular phone banking: Francés Móvil and Banca Móvil:

▪	Mobile Phone Banking continues to grow, offering operations through mobile phones with the addition of transactions such as payment for utilities, transfers and balance queries through SMS.

▪	500,000 messages with banking information sent through Francés Móvil

▪	More than 280,000 web browsing transactions

Means of payment:

The traffic level on the net was increased, which in turn expanded the sales participation in Channels, with product improvements, more advertising and new management tools. Promotion in the more active areas (fuel, home and supermarkets) was maintained and increased. All of these actions added value to our card.

November saw the launch of BLUE, a card targeted at young people who are currently studying or have medium to high income and cultural level. Through this alternative, the Bank achieves a better positioning in a segment that is not contemplated by the current market.

In order to increase credit card sales volumes, the services of two marketing outsourcers were retained. Approval levels have been very significant, and they turn this channel into an important sales outlet for 2008.

Personalized actions aimed at increasing portfolio activity, average expenditure and automatic direct debit for utilities for VIP and individual customers have improved the average capitalization of the general portfolio. Regional activity was also carried out in businesses throughout the country with significant promotions and discounts catalogues for each area.

Credit Cards and Debit Cards:

Credit and debit cards generate income for the Bank in the form of renewal fees, maintenance fees, retailer transaction fees, merchant processing fees, and, in the case of credit cards, financing and penalty charges. Since 2005 this product has increased rapidly, along with economic recovery, with big players investing strongly in advertising and promotion. Debit cards were promoted along with credit cards, as a way of increasing not only sales but consumption volume.

We issue mainly “Visa” and “MasterCard” credit cards. This last brand was re-launched in 2005 in order to have two strong options for our clients and increasing the use of our credit cards, and debit-only cards (under the name Visa Electron). According to Visa, for Argentina we had a total credit card base of 1,059,637 as of December 31, 2007 and we are in the third place of Visa credit card market share, with 10.26% of the consumption volume market and 8.9% in current credit cards. Our Visa Electron client base as of December 31, 2007 consisted of approximately 1,438,485 debit-only cards, representing 13.61% of the market share that generates the 17.55% of the consumption volume market making us the third biggest player in Argentina.

As previously described above, in 2007, we launched the Visa Platinum and Mastercard Black, exclusive products for the most valuable segment, becoming the first bank in Argentina to offer Mastercard Black.

Trust Banking:

Following a trend from 2006, the market continued to favour the developing of new Financial Trusts, in compliance with already established issue programs. Prices offered by investors were rising, and peaked towards the end of the year. The industry set its goals in increasing commission income, and a raise in average commissions per contract, with a strictly selective analysis of businesses in which we were invited to participate. As a result, total income from commissions relating to Trust Banking rose, and average commissions per contract registered an increase of 11%, compared with 2006.

Asset and Pension Fund Management

Throughout fiscal year 2007, Francés Administradora de Inversiones S.A., as managing company, continued managing FBA (“Fondos Bien Administrados” or Well Managed Funds) products, achieving a good performance for investments from individual and corporate customers.

Mutual Funds

During this fiscal year, FBAs yielded significant returns, out of which, the performance of the following funds stand out: FBA Bonos Argentina (from the Fixed Income - Argentine Pesos / Short-term category), FBA Latin American Shares and FBA Brazil (from the Variable Income - Pesos Latinoamérica / Long-term), leading their respective segments. B Shares of FBA Latin American Shares yielded 61.58%, exceeding the Morgan Stanley Composite Index (MSCI Latam) by 8.75%. D Shares (currently marketable) of FBA Brasil, on the other hand, yielded 78.48% in U.S. dollars between January 2, and December 28, 2007, exceeding the Bovespa Index (IBX) by 5.09%. It is also worth mentioning that during the period, B Shares of Qualified FBA (from the Variable Income Fund - Argentine Pesos / Long-term category) yielded 10.26%, exceeding the Merval Index by 7.33%, while B Shares of Global Shares FBA (from the Flexible Variable Income - U.S. Dollars / Global category) yielded 53.45% in U.S. dollars, exceeding the MSCI Latam by 4.35%.

In terms of equities, the FBA family went from an equity management of Ps.1.2 billion in December 2006 to Ps.0.9 billion in December 2007, decreasing by almost 20%, and reaching a total Mutual Funds market share of 4.6%. In terms of the December 2006 - December 2007 comparison, the Mutual Funds equity from retail banking customers grew by almost 20%, while those from institutional banking decreased by 33%.

Within the FBA family and the Fixed-Term Deposits category, FBA Income - Pesos was the only fund which admitted subscriptions and redemptions during the fiscal year, ending with Ps.299 million of equity, an increase of almost 14% compared with the level reached by the end of the previous year.

In terms of Market Funds, the FBA Family's equity fell by 30.31%, ending the period with a managed equity of Ps.617 million, reaching a market share in its category of 4.18%. In that category, the falls in equity of the following Funds stand out: Qualified FBA, Savings FBA - Pesos and FBA Horizonte. It is worth mentioning that although the Market Funds' equity fell during the period, the ratio of commissions generated by them over the total was maintained at 92.22%. Likewise, the annual total of commissions from Market Funds increased by more than 7% compared with the previous period. On the other hand, the performance of Global Shares FBA and Latin American Shares FBA stand out with equity increases.

Furthermore, this category stands out due to an expansion of the product offered. We should keep in mind that the FBA Brazil Fund began operations on December 29, 2006, aimed at generating a high level of capital valuation through investments in a portfolio mostly made up by shares in Brazilian companies. FBA Mexico was also operative as of April 17, 2007, with a similar goal as FBA Brazil, but through investments made up mostly by shares in Mexican companies. On December 15, the Argentine Shares FBA Fund began its operations, and FBA Commodities and FBA Global Fund followed on December, 29. The aims of these funds are to: (i) invest in Argentine companies; (ii) generate a high level of capital valuation through a minimum investment of 75% of its net equity in assets related to any stage (research, manufacture, exploitation or marketing) of raw materials and/or natural resources and/or its derivatives; and (iii) generate a high level of capital valuation through a minimum investment of 75% of its net equity in fixed income negotiable securities with a non-speculative investment grade.

As of December 31, 2007, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	136,139
FBA Total	10,863
FBA Renta	12,645
FBA Renta Pesos	298,951
FBA Renta Dólares	4,233
FBA Bonos	8,832
FBA Calificado	213,601
FBA International	497
FBA Ahorro Dólares	11,730
FBA Renta Fija	16,214
FBA Ahorro Pesos	128,507
FBA Renta Premium	6,755
FBA Europa	4,770
FBA Horizonte	27,847
FBA EE.UU.	1,323
FBA Renta Corto Plazo	495
FBA Acciones Latinoamericanas	44,268
FBA Bonos Argentina	8,069
FBA Brasil	2,992
FBA México	979
FBA Commodities	50
FBA Acciones Argentinas	485
FBA Bonos Globales	50
Total	940,295

Source: “Cámara Argentina de Fondos Comunes de Inversión”

Portfolio Management

During the 2007 fiscal year, BBVA Banco Francés continued its commitment to customize portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

Financial institutions and insurance companies are permitted to invest in pension and retirement fund management companies in Argentina. Such funds, which are modeled after those currently in existence in Chile, are funded strictly by pension and retirement contributions made by Argentine employees. As of December 31, 2007, we owned 53.89% of Consolidar AFJP, a pension fund manager that is operated jointly with BBVA. As of December 31, 2007, Consolidar AFJP managed Ps.17.3 billion in pension fund holdings (with an 18.4% market share in collections).

The Bank’s Assets Management division (“Gestión de Activos Argentina”) became a market leader in terms of growth in dollar-denominated market funds. In recognition to our performance, we obtained the S&P “Top Manager” award to the best Variable Income manager.

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

At December 31, 2007, Consolidar Retiro reached a 21.1% market share in the number of beneficiaries. As for the labor risk insurance company, Consolidar ART increased the number of companies and employees insured from 46,676 companies and 924,862 employees in December 2006 to 45,746 companies and 955,321 employees by 2007 year-end (equivalent to a 2.0% decrease and 3.3% growth, respectively).

International Operations

Since the economic and financial crisis started at the end of 2001, the access to international markets for Argentine companies has been very limited. Notwithstanding this constraint we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Furthermore, most recently, in March 2007 we paid the outstanding Class 15 Floating Rate Notes due 2008, for an amount of 121.5 million dollars. With this last payment BBVA Banco Francés concluded the restructuring process of its foreign debt derived from the 2001 crisis.

Cost Controls and Efficiency Improvements

The increase in administrative expenses above inflation is mainly related to a higher activity level together with higher payroll and advertising expenses in connection to a more aggressive advertising campaign.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2007, 2006 and 2005:

	As of December 31, 2007
	Banking Financial
	BBVA Banco Francés S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	18,903,940	264,251	19,168,191	377,785	2,562,922	(85,899)	22,022,999
Financial income	1,610,891	14,594	1,625,485	37,162	247,412	(5,847)	1,904,212
Service charge income and other income	1,220,097	20,469	1,240,566	463,960	580,609	(274,062)	2,011,073
Total income (1)	2,830,988	35,063	2,866,051	501,122	828,021	(279,909)	3,915,285
Financial expenses	(682,913)	(2,642)	(685,555)	(415)	(8)	5,847	(680,131)
Allowances for doubtful loans	(60,370)	(1,892)	(62,262)	—	—	—	(62,262)
Operating expenses	(872,913)	(4,887)	(877,800)	(211,084)	(38,741)	3,464	(1,124,161)
Other expenses	(1,027,268)	(9,911)	(1,037,179)	(278,988)	(748,572)	270,598	(1,794,141)
Total expenses (2)	(2,643,464)	(19,332)	(2,662,796)	(490,487)	(787,321)	279,909	(3,660,695)
Income / (Loss) on minority interest in subsidiaries	(169)	(458)	(627)	(4,903)	(14,011)	—	(19,541)
Total net income	187,355	15,273	202,628	5,732	26,689	—	235,049

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

	As of December 31, 2006
	Banking Financial
	BBVA Banco Francés S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	16,294,763	109,151	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Financial income	1,514,699	7,030	1,521,729	44,237	384,026	(13,588)	1,936,404
Service charge income and other income	653,149	11,249	664,398	377,019	410,135	(221,237)	1,230,315
Total income (1)	2,167,848	18,279	2,186,127	421,256	794,161	(234,825)	3,166,719
Financial expenses	(581,603)	(95)	(581,698)	(234)	(1)	13,588	(568,345)
Allowances for doubtful loans	(69,411)	(714)	(70,125)	—	—	—	(70,125)
Operating expenses	(711,655)	(3,320)	(714,975)	(171,273)	(43,750)	2,594	(927,404)
Other expenses	(707,660)	(4,219)	(711,879)	(249,662)	(638,894)	218,643	(1,381,792)
Total expenses (2)	(2,070,329)	(8,348)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Income / (Loss) on minority interest in subsidiaries	52	(1,505)	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	97,571	8,426	105,997	47	73,993	—	180,037

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

	As of December 31, 2005
	Banking Financial
	BBVA Banco Francés S.A.	Credilogros Cía. Financiera S.A.	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	13,839,847	86,734	64,107	13,990,688	346,858	1,787,736	(141,534)	15,983,748
Financial income	1,412,036	27,469	3,093	1,442,598	40,067	183,627	(12,140)	1,654,152
Service charge income and other income	757,620	16,267	5,965	779,852	294,071	299,133	(168,038)	1,205,018
Total income (1)	2,169,656	43,736	9,058	2,222,450	334,138	482,760	(180,178)	2,859,170
Financial expenses	(617,332)	(3,551)	(79)	(620,962)	(124)	(3)	12,140	(608,949)
Allowances for doubtful loans	(109,265)	(4,970)	(393)	(114,628)	—	—	—	(114,628)
Operating expenses	(564,742)	(24,751)	(2,550)	(592,043)	(141,146)	(44,302)	1,656	(775,835)
Other expenses	(791,684)	(3,703)	(1,314)	(796,701)	(175,995)	(419,089)	166,382	(1,225,403)
Total expenses (2)	(2,083,023)	(36,975)	(4,336)	(2,124,334)	(317,265)	(463,394)	180,178	(2,724,815)
Loss on minority interest in subsidiaries	(1)	(1,850)	(999)	(2,850)	(7,843)	(6,458)	—	(17,151)
Total net income	86,632	4,911	3,723	95,266	9,030	12,908	—	117,204

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

Information technology

The Systems and Operations Committee, seeks to give continuity to strategic plans established in previous years, subject to the necessary reviews and updates according to evolving business needs. This committee has focused its activities on the following three areas:

▪	Growth of the technological infrastructure and guidelines, in order to support the Bank's sustained commercial expansion, and give the Bank’s business the necessary tools for new sales methods.

▪	Significant focus on total risk management, in line with new regulatory requirements, both local and international, turning it into a competitive advantage.

▪
Development of the internal customers’ relations, project management model aimed at increasing efficiency in our operations and the satisfaction of our clients, which is at the core of the Bank’s growth.

The development of a new branch model is among the most important projects pursued. It is carried out by a cross-area team, aimed at developing the architectural, functional and technical design of the branch as that it is in line with market requirements and the strategic objectives of BBVA Banco Francés and the Group.

In addition to commercial issues, the first products targeted at the low-income sector were launched, and mass sales practices were implemented.

Commercial Management Centers, which constitute support and service structures for the offices network, targeted at sales outside the branch, were also established. A significant quality program for customer contact details has been implemented, in order to increase sales productivity, cross-selling and customer satisfaction, while reducing costs. The “Project Data” -as this initiative was called- included implementation of new tools, adaptation of guidelines, data stock clean-up, and awareness and incentive plans for employees. In terms of commercial intelligence, new instruments were developed in order to increase the efficiency. In terms of Treasury, a new front-end system was designed for the sale and purchase of securities and bonds, which we expect but no assurances can be given, will be implemented in the next fiscal year, which would have additional qualification of risk, position and earnings analysis modules.

Another strongly developed key point is alternative channels, where updating and expansion of the ATM network continues, after completing the first stage of replacing old self-service terminals.

As a significant milestone, a process of renovation into the latest available technology of the practical and phone structure upon which phone banking, telesales, after-sales service, and phone payments work, was initiated. Old switchboard in central areas were replaced by equipment with Voice Over IP technology, offering a platform of voice handling plus a number of new functional possibilities, which in future will help to develop better work methods. Furthermore, a model of sales through advisors was developed, and the sale of pledged loans was launched, and the acceptance of pre-approved loans in alternative channels also became operative. Development and implementation of new scoring modules, aimed at setting out the required acceptance tools to support commercial plans (scoring for low-income sectors, global customer qualification, decision matrix, scoring bureau and others) continued.

In terms of IT Infrastructure, CPU’s capacity was increased in the mainframe environment, the tape handling “robot” was changed, storage capacity was increased, and the Operating System was updated. On the other hand, the Business Recovery System (BRS) annual test was strengthened, including contingency management during the hours immediately following its declaration, prior to the set off of the alternative site located in Madrid, increasing the number of branches taking part in the test and adjusting procedures of the Business Continuity Plan. The BRS of the Money Desk was also implemented. The branch data network was also reinforced, increasing capacity and installing faster back-up links for a number of branches considered critical. The bidding process to migrate the whole network to MPLS technology was also initiated. This migration considers the increase in capacity for the rest of the offices, and the adaptation of contingency links' functionality to the new applicative requirements. Group Wise from Novell electronic mail was replaced in branches, in order to adjust to corporate plans and uninterrupted Power Supply (UPS) systems were replaced in branches, as they were obsolete.

In terms of regulations, methodology and safety, the main actions were:

▪
Two projects were initiated to improve safety of the customer authentication process in alternative channels, providing them with a second authentication factor, of the type One Time Password, using Coordinates Cards for the Retail segment and Tokens for the Business segment.

▪	Development of new methodology for management of the Applications Life Cycle continued, as well as consolidation of the Business Partner scheme, both introduced in the previous fiscal year.

▪	The process of compliance certification with the Sarbanes-Oxley Act was carried out once again, after continuous adjustment of internal control processes.

▪	Development of application modules to comply with Basel II and Risk Associated Return continued.

Aimed at searching for opportunities to improve efficiency, critical analysis of the operations structure and area processes were carried out generating a working plan. Finally, infrastructure works were carried out to coincide with commercial plans (branch opening and remodeling) and the adjustments required by changes in the organization.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2007 and 2006, BBVA owned approximately 75.97% and 76.09%, respectively, of BBVA Banco Francés’ capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2006, BBVA, through its subsidiaries, has a presence in 14 American countries and several countries throughout Europe, with 3,578 branch offices in Spain and 3,832 branch offices outside Spain, and 30,582 employees in Spain and 67,971 employees outside of Spain.

BBVA is a global financial group, organized in five major business areas: Retail Banking in Spain and Portugal, Wholesale and Investment Banking, México and the United States (including Puerto Rico) and, South América.

The tangible benefits provided by the entities that are part of the BBVA Group to the Bank are the following:

▪	Sharing of technology;

▪	Development of new banking products that have been customized for the Argentine market;

▪	Leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Banco Francés as a shareholder is both long term and strategic.

Subsidiaries of BBVA Banco Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, Francés Valores Sociedad de Bolsa S.A., or Francés Valores. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP, a pension fund administrator, which as of December 31, 2007 managed Ps.17.3 billion in pension fund holdings, and had an 18.4% market share in collections in Argentina according to information published by the Superintendence of AFJPs. BBVA Banco Francés currently has a 53.89% equity interest in Consolidar AFJP, with the remaining interest held by BBVA.

Until recently we provided certain financial services to customers in the lower-income segment through our subsidiary Credilogros. On March 9, 2005 we entered into a sale-purchase agreement with Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A. for the sale of our entire interest in Credilogros. As of June 28, 2006 Banco Central approved this operation with Resolution No. 146. This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred. Prior to that transaction, the capital stock structure of Credilogros, as of December 31, 2005, was as follows:

BBVA Banco Francés	69.5271%
Banco Bilbao Vizcaya Argentaria S.A.	29.9475%
Inversora Otar S.A.	0.5254%

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. During 2007, the Company continued to consolidate its growth by exceeding forecasts and increasing completed agreements by 41% compared with 2006. The total number of loans granted was 17,951, out of which 14,698 were Renault, 597 were Nissan and 2,656 were second-hand vehicles. The favorable evolution of the business was reflected in an increase of financing volumes, which surpassed Ps.370 million by the end of fiscal year 2007, including the leasing transactions (mainly fleet). In terms of AFIMA's (Controlled Lenders Association) activities, we have achieved a leading position in market penetration (direct brand sales vs. sales financed by the controlled lender), with a 22.3% (license plates registrations vs. financed sales).

PSA Finance is located in Buenos Aires. This financial entity was organized in 2001 and its original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. The company’s business is to finance brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through motor-vehicle secured loans or leasing transactions. On October 31, 2003, with the approval of the Central Bank, BBVA Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and the latter settled the call received from BBVA Banco Francés for a total of Ps.11.7 million plus interest. During 2007, PSA finalized 9,979 operations, 86% more than 2006. Peugeot holds 72% of such manufacture, while Citroen was responsible for 28% of operations. Such whole sales represent a volume of Ps.228 million, an increase of 133%compared with 2006. In addition, PSA Finance also managed to increase its customer’s portfolio by 79% (from 8,254 customers by the end of 2006 to 14,750 customers in December 2007).

Until March 2004, we offered financial services in the Cayman Island through Banco Francés (Cayman) Ltd. On March 18, 2004 we sold our interest in Banco Francés (Cayman) Ltd. to BBVA.

The following chart reflects BBVA Banco Francés’s subsidiaries as of December 31, 2007:

The following information is related to subsidiaries and affiliates as of December 31, 2007:

Stockholders’
Equity
 (in millions of pesos) (4)
Subsidiary or Associated Company	Country of Incorporation/ Residence	BBVA Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos) (4)
Atuel Fideicomisos S.A. and subsidiary (1)(3)	Argentina	99.99%	Trust services	27.7
Francés Valores Sociedad de Bolsa S.A. (1)(3)	Argentina	94.97%	Stock exchange brokerage	9.3
Consolidar Cía. de Seguros de Retiro S.A. (1)(3)	Argentina	66.67%	Insurance	88.5
Consolidar Seguros de Vida S.A. (1)(3)	Argentina	65.96%	Insurance	193.1
Consolidar AFJP S.A. (1)(3)	Argentina	53.89%	Pension and Retirement Fund Administrators	273.9
PSA Compañía Financiera S.A. (1)(3)	Argentina	50.00%	Financial Institution	28.0
Rombo Compañía Financiera S.A. (3)	Argentina	40.00%	Financial Institution	76.9
Consolidar ART S.A. (3)	Argentina	12.50%	Workers Compensation Insurance	191.4
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance Company	56.1
Assurex S.A. (2)	Argentina	12.50%	Insurance Broker	0.3

(1)	For information regarding the number of shares we hold in such entities, see Note 2. to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of June 30, 2006.
(3)	Total stockholders’ equity as of December 31, 2007.
(4)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Banco Francés, if applicable.

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2007.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.39%	Clearing house	1.7
Interbanking S.A. (1)	Argentina	9.09%	Information services for financial markets	13.4
Argencontrol S.A. (1)	Argentina	7.77%	Agent Mandatary	0.9
Sedesa S.A. (1)	Argentina	13.31%	Deposit Guarantee Fund	12.4
Banelco S.A. (2)	Argentina	10.91%	Nationwide ATM network & credit card Administration	56.2
Visa Argentina S.A. (3)	Argentina	5.00%	Credit card issuer	34.2
AIG Latin American Fund (4)	Virgin Islands	19.50%	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2006.
(2)	Total Stockholders’ Equity as of November 30, 2007.
(3)	Total Stockholders’ Equity as of May 31, 2007.
(4)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

BBVA Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 17,189 square meters in area.

At December 31, 2007, our branch network consisted of 232 branches, of which 113 were located in properties that we own and 119 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 20. to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

Average Balance Sheets and Income From Interest-Earning Assets and Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of BBVA Banco Francés and its subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each fiscal year were converted to average real rates as follows:

Where:

Rp: real average rate for Argentine peso-denominated (in the case of BBVA Banco Francés), assets and liabilities of BBVA Banco Francés;

Rd: real average rates for dollar-denominated assets and liabilities of BBVA Banco Francés;

Np: nominal peso average rate in peso-denominated (in the case of BBVA Banco Francés), assets and liabilities for the period;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the period;

D:  devaluation rate of the Argentine peso (in the case of BBVA Banco Francés), to the dollar for the period; and

I:  Argentine inflation rate (“WPI”) (in the case of BBVA Banco Francés).

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2007, 2006 and 2005. These adjustments do not have an impact on Interest-earning assets or Interest-bearing liabilities.

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	4,162,457	375,861	(4.83)%	3,349,751	551,972	8.68%	2,103,943	207,703	(0.65)%
Dollars	55,665	3,029	(5.52)%	248,714	38,763	9.20%	542,603	6,242	(6.76)%
Total	4,218,122	378,890	(4.84)%	3,598,465	590,735	8.72%	2,646,546	213,945	(1.90)%
Loans (4)
Private Sector
Pesos	5,747,676	829,367	(0.11)%	4,098,288	514,875	5.03%	2,640,539	304,134	0.84%
Dollars	1,783,801	105,504	(5.09)%	1,190,840	62,930	(0.53)%	695,066	37,074	(2.90)%
Total	7,531,477	934,871	(1.29)%	5,289,128	577,805	3.78%	3,335,605	341,208	0.06%
Public Sector
Pesos	2,544,360	333,535	(1.27)%	3,444,212	548,763	8.18%	6,150,407	899,429	3.65%
Dollars	—	—	—	—	—	—	49,099	—	—
Total	2,544,360	333,535	(1.27)%	3,444,212	548,763	8.18%	6,199,506	899,429	3.62%
Deposits with the Central Bank
Pesos	103,736	12,602	(2.10)%	102,384	10,714	3.07%	729,166	17,434	(7.41)%
Dollars	611,802	6,479	(9.44)%	570,220	6,577	(4.43)%	431,764	7,927	(6.13)%
Total	715,538	19,081	(8.38)%	672,604	17,291	(3.29)%	1,160,930	25,361	(6.94)%
Other assets
Pesos	1,919,830	114,739	(7.49)%	1,064,259	116,124	3.49%	1,164,771	85,821	(2.91)%
Dollars	110,222	5,072	(6.27)%	116,023	7,179	0.32%	101,121	15,422	6.24%
Total	2,030,052	119,811	(7.42)%	1,180,282	123,303	3.18%	1,265,892	101,243	(2.18)%
Total interest-earning assets
Pesos	14,478,059	1,666,104	(2.66)%	12,058,894	1,742,448	6.79%	12,788,826	1,514,521	1.13%
Dollars	2,561,490	120,084	(6.19)%	2,125,797	115,449	(0.39)%	1,819,653	66,665	(4.44)%
Total	17,039,549	1,786,188	(3.19)%	14,184,691	1,857,897	5.72%	14,608,479	1,581,186	0.44%

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,670,804	—	—	1,140,970	—	—	323,807	—	—
Dollars	425,941	—	—	385,450	—	—	315,285	—	—
Total	2,096,745	—	—	1,526,420	—	—	639,092	—	—
Investments in other companies
Pesos	64,113	—	—	51,153	—	—	62,218	—	—
Dollars	824	—	—	820	—	—	783	—	—
Total	64,937	—	—	51,973	—	—	63,001	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	689,587	—	—	964,129	—	—	1,201,801	—	—
Total	689,587	—	—	964,129	—	—	1,201,801	—	—
Allowance for loan losses
Pesos	(250,629)	—	—	(105,136)	—	—	(172,559)	—	—
Dollars	(31,777)	—	—	(28,288)	—	—	(69,057)	—	—
Total	(282,406)	—	—	(133,424)	—	—	(241,616)	—	—
Other assets
Pesos	593,650	—	—	841,928	—	—	541,249	—	—
Dollars	68,865	—	—	52,643	—	—	63,143	—	—
Total	662,515	—	—	894,571	—	—	604,392	—	—
Total non interest-earning assets
Pesos	2,767,525	—	—	2,893,044	—	—	1,956,516	—	—
Dollars	463,853	—	—	410,625	—	—	310,154	—	—
Total	3,231,378	—	—	3,303,669	—	—	2,266,670	—	—
TOTAL ASSETS
Pesos	17,245,584	—	—	14,951,938	—	—	14,745,342	—	—
Dollars	3,025,343	—	—	2,536,422	—	—	2,129,807	—	—
Total	20,270,927	—	—	17,488,360	—	—	16,875,149	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance (1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)	Average balance(1)	Interest earned/ paid	Average real rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,790,939	5,885	(12.52)%	2,342,303	4,224	(6.52)%	2,189,515	5,536	(9.35)%
Dollars	917,098	713	(10.32)%	772,591	587	(5.45)%	583,270	379	(7.76)%
Total	3,708,037	6,598	(11.98)%	3,114,894	4,811	(6.26)%	2,772,785	5,915	(9.01)%
Time deposits
Pesos	5,897,520	526,155	(4.92)%	5,112,665	425,598	1.08%	4,852,674	332,452	(3.38)%
Dollars	1,062,937	23,236	(8.43)%	737,069	12,119	(3.97)%	379,025	4,244	(6.79)%
Total	6,960,457	549,391	(5.46)%	5,849,734	437,717	0.44%	5,231,699	336,696	(3.63)%
Borrowing from the Central Bank
Pesos	13,162	—	—	72,538	7,663	3.17%	1,247,803	171,537	2.86%
Dollars	1,471	4	(10.12)%	1,325	2	(5.38)%	1,503	3	(7.63)%
Total	14,633	4	(1.02)%	73,863	7,665	3.01%	1,249,306	171,540	2.84%
Borrowings from other financial institutions
Pesos	120,516	17,864	0.23%	98,702	9,046	1.86%	38,267	1,483	(6.07)%
Dollars	393,963	23,219	(5.11)%	306,806	19,243	0.40%	257,832	13,373	(3.04)%
Total	514,479	41,083	(3.86)%	405,508	28,289	0.76%	296,099	14,856	(3.43)%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	41,901	3,694	(2.49)%	271,742	18,732	0.99%	317,516	15,612	(3.29)%
Total	41,901	3,694	(2.49)%	271,742	18,732	0.99%	317,516	15,612	(3.29)%
Other liabilities
Pesos	489,417	16,165	(9.83)%	428,426	26,932	(0.83)%	391,081	31,522	(2.29)%
Dollars	55,755	9	(10.38)%	37,512	10	(5.50)%	37,018	43	(7.71)%
Total	545,172	16,174	(9.88)%	465,938	26,942	(1.20)%	428,099	31,565	(2.76)%
Total interest-bearing liabilities
Pesos	9,311,554	566,069	(7.40)%	8,054,634	473,463	(1.21)%	8,719,340	542,530	(3.95)%
Dollars	2,473,125	50,875	(8.55)%	2,127,045	50,693	(3.27)%	1,576,164	33,654	(5.85)%
Total	11,784,679	616,944	(7.64)%	10,181,679	524,156	(1.64)%	10,295,504	576,184	(4.24)%

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	2,547,283	—	—	2,094,140	—	—	1,636,017	—	—
Dollars	43,736	—	—	24,537	—	—	13,007	—	—
Total	2,591,019	—	—	2,118,677	—	—	1,649,024	—	—
Other liabilities
Pesos	3,272,083	—	—	2,917,529	—	—	2,789,191	—	—
Dollars	354,934	—	—	290,635	—	—	210,525	—	—
Total	3,627,017	—	—	3,208,164	—	—	2,999,716	—	—
Minority interest
Pesos	228,665	—	—	197,278	—	—	182,288	—	—
Total	228,665	—	—	197,278	—	—	182,288	—	—
Stockholders’ equity
Pesos	2,039,547	—	—	1,782,562	—	—	1,748,617	—	—
Total	2,039,547	—	—	1,782,562	—	—	1,748,617	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	8,087,578	—	—	6,991,509	—	—	6,356,113	—	—
Dollars	398,670	—	—	315,172	—	—	223,532	—	—
Total	8,486,248	—	—	7,306,681	—	—	6,579,645	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	17,399,132	—	—	15,046,143	—	—	15,075,453	—	—
Dollars	2,871,795	—	—	2,442,217	—	—	1,799,696	—	—
Total	20,270,927	—	—	17,488,360	—	—	16,875,149	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2007, 2006 and 2005.

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	4,162,457	375,861	9.03%	3,349,751	551,972	16.48%	2,103,943	207,703	9.87%
Dollars	55,665	3,029	5.44%	248,714	38,763	15.59%	542,603	6,242	1.15%
Total	4,218,122	378,890	8.98%	3,598,465	590,735	16.42%	2,646,546	213,945	8.08%
Loans (4)
Private Sector
Pesos	5,747,676	829,367	14.43%	4,098,288	514,875	12.56%	2,640,539	304,134	11.52%
Dollars	1,783,801	105,504	5.91%	1,190,840	62,930	5.28%	695,066	37,074	5.33%
Total	7,531,477	934,871	12.41%	5,289,128	577,805	10.92%	3,335,605	341,208	10.23%
Public Sector
Pesos	2,544,360	333,535	13.11%	3,444,212	548,763	15.93%	6,150,407	899,429	14.62%
Dollars	—	—	—	—	—	—	49,099	—	—
Total	2,544,360	333,535	13.11%	3,444,212	548,763	15.93%	6,199,506	899,429	14.51%
Deposits with the Central Bank
Pesos	103,736	12,602	12.15%	102,384	10,714	10.46%	729,166	17,434	2.39%
Dollars	611,802	6,479	1.06%	570,220	6,577	1.15%	431,764	7,927	1.84%
Total	715,538	19,081	2.67%	672,604	17,291	2.57%	1,160,930	25,361	2.18%
Other assets
Pesos	1,919,830	114,739	5.98%	1,064,259	116,124	10.91%	1,164,771	85,821	7.37%
Dollars	110,222	5,072	4.60%	116,023	7,179	6.19%	101,121	15,422	15.25%
Total	2,030,052	119,811	5.90%	1,180,282	123,303	10.45%	1,265,892	101,243	8.00%
Total interest-earning assets
Pesos	14,478,059	1,666,104	11.51%	12,058,894	1,742,448	14.45%	12,788,826	1,514,521	11.84%
Dollars	2,561,490	120,084	4.69%	2,125,797	115,449	5.43%	1,819,653	66,665	3.66%
Total	17,039,549	1,786,188	10.48%	14,184,691	1,857,897	13.10%	14,608,479	1,581,186	10.82%

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average Nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,670,804	—	—	1,140,970	—	—	323,807	—	—
Dollars	425,941	—	—	385,450	—	—	315,285	—	—
Total	2,096,745	—	—	1,526,420	—	—	639,092	—	—
Investments in other companies
Pesos	64,113	—	—	51,153	—	—	62,218	—	—
Dollars	824	—	—	820	—	—	783	—	—
Total	64,937	—	—	51,973	—	—	63,001	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	689,587	—	—	964,129	—	—	1,201,801	—	—
Total	689,587	—	—	964,129	—	—	1,201,801	—	—
Allowance for loan losses
Pesos	(250,629)	—	—	(105,136)	—	—	(172,559)	—	—
Dollars	(31,777)	—	—	(28,288)	—	—	(69,057)	—	—
Total	(282,406)	—	—	(133,424)	—	—	(241,616)	—	—
Other assets
Pesos	593,650	—	—	841,928	—	—	541,249	—	—
Dollars	68,865	—	—	52,643	—	—	63,143	—	—
Total	662,515	—	—	894,571	—	—	604,392	—	—
Total non interest-earning assets
Pesos	2,767,525	—	—	2,893,044	—	—	1,956,516	—	—
Dollars	463,853	—	—	410,625	—	—	310,154	—	—
Total	3,231,378	—	—	3,303,669	—	—	2,266,670	—	—
TOTAL ASSETS
Pesos	17,245,584	—	—	14,951,938	—	—	14,745,342	—	—
Dollars	3,025,343	—	—	2,536,422	—	—	2,129,807	—	—
Total	20,270,927	—	—	17,488,360	—	—	16,875,149	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average Nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,790,939	5,885	0.21%	2,342,303	4,224	0.18%	2,189,515	5,536	0.25%
Dollars	917,098	713	0.08%	772,591	587	0.08%	583,270	379	0.07%
Total	3,708,037	6,598	0.18%	3,114,894	4,811	0.15%	2,772,785	5,915	0.21%
Time deposits
Pesos	5,897,520	526,155	8.92%	5,112,665	425,598	8.32%	4,852,674	332,452	6.85%
Dollars	1,062,937	23,236	2.19%	737,069	12,119	1.64%	379,025	4,244	1.12%
Total	6,960,457	549,391	7.89%	5,849,734	437,717	7.48%	5,231,699	336,696	6.44%
Borrowing from the Central Bank
Pesos	13,162	—	—	72,538	7,663	10.56%	1,247,803	171,537	13.75%
Dollars	1,471	4	0.30%	1,325	2	0.15%	1,503	3	0.21%
Total	14,633	4	0.03%	73,863	7,665	10.38%	1,249,306	171,540	13.73%
Borrowings from other financial institutions
Pesos	120,516	17,864	14.82%	98,702	9,046	9.16%	38,267	1,483	3.87%
Dollars	393,963	23,219	5.89%	306,806	19,243	6.27%	257,832	13,373	5.19%
Total	514,479	41,083	7.99%	405,508	28,289	6.98%	296,099	14,856	5.02%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	41,901	3,694	8.82%	271,742	18,732	6.89%	317,516	15,612	4.92%
Total	41,901	3,694	8.82%	271,742	18,732	6.89%	317,516	15,612	4.92%
Other liabilities
Pesos	489,417	16,165	3.30%	428,426	26,932	6.29%	391,081	31,522	8.06%
Dollars	55,755	9	0.02%	37,512	10	0.03%	37,018	43	0.12%
Total	545,172	16,174	2.97%	465,938	26,942	5.78%	428,099	31,565	7.37%
Total interest-bearing liabilities
Pesos	9,311,554	566,069	6.08%	8,054,634	473,463	5.88%	8,719,340	542,530	6.22%
Dollars	2,473,125	50,875	2.06%	2,127,045	50,693	2.38%	1,576,164	33,654	2.14%
Total	11,784,679	616,944	5.24%	10,181,679	524,156	5.15%	10,295,504	576,184	5.60%

	Fiscal Years ended December 31,
	2007			2006			2005
	Average balance(1)	Interest earned/ paid	Average nominal rate(2)	Average balance(1)	Interest earned/ paid	Average Nominal rate(2)	Average balance(1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	2,547,283	—	—	2,094,140	—	—	1,636,017	—	—
Dollars	43,736	—	—	24,537	—	—	13,007	—	—
Total	2,591,019	—	—	2,118,677	—	—	1,649,024	—	—
Other liabilities
Pesos	3,272,083	—	—	2,917,529	—	—	2,789,191	—	—
Dollars	354,934	—	—	290,635	—	—	210,525	—	—
Total	3,627,017	—	—	3,208,164	—	—	2,999,716	—	—
Minority interest
Pesos	228,665	—	—	197,278	—	—	182,288	—	—
Total	228,665	—	—	197,278	—	—	182,288	—	—
Stockholders’ equity
Pesos	2,039,547	—	—	1,782,562	—	—	1,748,617	—	—
Total	2,039,547	—	—	1,782,562	—	—	1,748,617	—	—
Total non-interest-bearing liabilities and stockholders equity
Pesos	8,087,578	—	—	6,991,509	—	—	6,356,113	—	—
Dollars	398,670	—	—	315,172	—	—	223,532	—	—
Total	8,486,248	—	—	7,306,681	—	—	6,579,645	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	17,399,132	—	—	15,046,143	—	—	15,075,453	—	—
Dollars	2,871,795	—	—	2,442,217	—	—	1,799,696	—	—
Total	20,270,927	—	—	17,488,360	—	—	16,875,149	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006, for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005 and for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2007/December 2006 Increase (Decrease) Due to Changes in			December 2006/December 2005 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	73,386	(249,497)	(176,111)	205,284	138,985	344,269	102,995	(65,428)	37,567
Dollars	(10,503)	(25,231)	(35,734)	(45,805)	78,326	32,521	(3,776)	(23,264)	(27,040)
Total	62,883	(274,728)	(211,845)	159,479	217,311	376,790	99,219	(88,692)	10,527
Loans
Private sector
Pesos	238,000	76,492	314,492	183,139	27,602	210,741	110,544	(36,310)	74,234
Dollars	35,071	7,503	42,574	26,199	(343)	25,856	10,599	4	10,603
Total	273,071	83,995	357,066	209,338	27,259	236,597	121,143	(36,306)	84,837
Public sector
Pesos	(117,960)	(97,268)	(215,228)	(431,175)	80,509	(350,666)	(60,163)	403,920	343,757
Total	(117,960)	(97,268)	(215,228)	(431,175)	80,509	(350,666)	(60,163)	403,920	343,757
Deposits with the Central Bank
Pesos	164	1,724	1,888	(65,591)	58,871	(6,720)	14,829	1,962	16,791
Dollars	440	(538)	(98)	1,597	(2,947)	(1,350)	7,927	—	7,927
Total	604	1,186	1,790	(63,994)	55,924	(8,070)	22,756	1,962	24,718
Other assets
Pesos	51,133	(52,518)	(1,385)	(10,967)	41,270	30,303	27,786	13,448	41,234
Dollars	(267)	(1,840)	(2,107)	922	(9,165)	(8,243)	(24,670)	23,426	(1,244)
Total	50,866	(54,358)	(3,492)	(10,045)	32,105	22,060	3,116	36,874	39,990
Total interest-earning assets
Pesos	244,723	(321,067)	(76,344)	(119,310)	347,237	227,927	195,991	317,592	513,583
Dollars	24,741	(20,106)	4,635	(17,087)	65,871	48,784	(9,920)	166	(9,754)
Total	269,464	(341,173)	(71,709)	(136,397)	413,108	276,711	186,071	317,758	503,829

	December 2007/December 2006 Increase (Decrease) Due to Changes in			December 2006/December 2005 Increase (Decrease) Due to Changes in			December 2005/December 2004 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	946	715	1,661	275	(1,587)	(1,312)	324	(5,440)	(5,116)
Dollars	112	14	126	144	64	208	142	(69)	73
Total	1,058	729	1,787	419	(1,523)	(1,104)	466	(5,509)	(5,043)
Time deposits
Pesos	70,022	30,535	100,557	21,643	71,503	93,146	60,297	95,764	156,061
Dollars	7,124	3,993	11,117	5,887	1,988	7,875	2,059	260	2,319
Total	77,146	34,528	111,674	27,530	73,491	101,021	62,356	96,024	158,380
Borrowings from the Central Bank
Pesos	—	(7,663)	(7,663)	(124,148)	(39,726)	(163,874)	(96,169)	97,454	1,285
Dollars	—	2	2	—	(1)	(1)	(2)	(16)	(18)
Total	—	(7,661)	(7,661)	(124,148)	(39,727)	(163,875)	(96,171)	97,438	1,267
Borrowings from other financial institutions
Pesos	3,234	5,584	8,818	5,539	2,024	7,563	(1,113)	869	(244)
Dollars	5,137	(1,161)	3,976	3,072	2,798	5,870	(10,953)	10,636	(317)
Total	8,371	4,423	12,794	8,611	4,822	13,433	(12,066)	11,505	(561)
Corporate bonds
Pesos				—	—	—	—	(1,232)	(1,232)
Dollars	(20,261)	5,223	(15,038)	(3,155)	6,275	3,120	(4,382)	9,065	4,683
Total	(20,261)	5,223	(15,038)	(3,155)	6,275	3,120	(4,382)	7,833	3,451
Other liabilities
Pesos	2,015	(12,782)	(10,767)	2,348	(6,938)	(4,590)	(11,081)	17,177	6,096
Dollars	3	(4)	(1)	1	(34)	(33)	(125)	(2,150)	(2,275)
Total	2,018	(12,786)	(10,768)	2,349	(6,972)	(4,623)	(11,206)	15,027	3,821
Total interest-bearing liabilities
Pesos	76,217	16,389	92,606	(94,343)	25,276	(69,067)	(47,742)	204,592	156,850
Dollars	(7,885)	8,067	182	5,949	11,090	17,039	(13,261)	17,726	4,465
Total	68,332	24,456	92,788	(88,394)	36,366	(52,028)	(61,003)	222,318	161,315

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2007	2006	2005
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	14,478,059	12,058,894	12,788,826
Dollars	2,561,490	2,125,797	1,819,653
Total	17,039,549	14,184,691	14,608,479
Net interest income (1)
Pesos	1,100,035	1,268,986	971,991
Dollars	69,209	64,758	33,011
Total	1,169,244	1,333,744	1,005,002
Net interest margin (2)
Pesos	7.60%	10.52%	7.60%
Dollars	2.70%	3.05%	1.81%
Weighted average rate	6.86%	9.40%	6.88%
Yield spread nominal basis (3)
Pesos	5.43%	8.57%	5.62%
Dollars	2.63%	3.05%	1.52%
Weighted average rate	5.24%	7.95%	5.22%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,
	2007	2006	2005
	(in thousands of pesos, except percentages)
Net income	235,049	180,037	117,204
Average total assets(1)	20,428,814	17,409,189	16,012,710
Average stockholders’ equity(1)	2,005,711	1,878,066	1,742,945
Stockholders’ equity at the end of the fiscal year	2,056,837	1,954,584	1,801,547
Net income as a percentage of:
Average total assets	1.15%	1.03%	0.73%
Average stockholders’ equity	11.72%	9.59%	6.72%
Declared cash dividends	164,000	90,000	27,000
Dividend payout ratio(2)	69.77%	49.99%	23.04%
Average stockholders’ equity as a percentage of average total assets	9.82%	10.79%	10.88%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
Declared cash dividends stated as percentage of net income. Since April 2002, the Central Bank has suspended the payment of dividends. As of June 2, 2004 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information – Dividends”.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2007, 2006 and 2005 by type and currency of denomination.

	Fiscal Years ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Government securities
In pesos:
Investment accounts
Argentine bonds	370,832	406,674	360,516
Argentine Central Bank notes (NOBAC)	176,882	—	—
Holding for trading or financial transactions
Debt consolidation bonds—Social security (BOCON)	21,376	16,465	45,238
Argentine bonds	90,741	238,981	456,637
Argentine Central Bank notes (NOBAC)	3,266	—	—
Other debt bonds	582	7,695	1,077
Holding available for sale
Debt consolidation bonds—Social security (BOCON)	166,229	—	—
Argentine bonds	73,284	—	—
Argentine Central Bank notes (NOBAC)	1,133,071	—	—
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	140,068	75,139	1,160,312
Argentine Central Bank notes (NOBAC)	1,865,723	2,445,767	1,088,526
Unlisted government securities
Argentine bonds (BOGAR 2020)	903,897	843,792	—
Tax credit certificates	6	5	6
Total government securities in pesos	4,945,957	4,034,518	3,112,312
In foreign currency:
Investment accounts
Argentine bonds	—	108,622	74,588
Holding for trading or financial transactions
Argentine bonds	51,109	40,406	151,682
Other debt bonds	3,246	276	10,203
Total government securities in foreign currency	54,355	149,304	236,473
Total government securities	5,000,312	4,183,822	3,348,785
Investments in listed private securities
Shares	36,313	40,975	28,284
Corporate bonds—Listed	49,011	75,813	87,541
Mutual funds	40,286	35,650	18,925
Certificates of participation in financial trusts	116,333	50,958	21,099
Total private securities	241,943	203,396	155,849
Subtotal government and private securities	5,242,255	4,387,218	3,504,634
Allowances	(61,002)	(15,186)	(323)
Total government and private securities	5,181,253	4,372,032	3,504,311
Corporate bonds—Unlisted	81,976	58,684	78,228

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2007 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Investment accounts
Argentine bonds (*)	—	51,144	8,732	310,956	370,832
Argentine Central Bank notes (NOBAC) (*)	53,078	123,804	—	—	176,882
Holding for trading on financial transactions
Debt consolidation bonds-Social security (BOCON) (*)	5,644	8,818	6,914	—	21,376
Argentine bonds (*)	2,431	9,735	8,419	70,156	90,741
Argentine Central Bank notes (NOBAC) (*)	3,266	—	—	—	3,266
Other debt bonds	582	—	—	—	582
Holding available for sale
Debt consolidation bonds—Social security (BOCON) (*)	20,564	82,258	63,407	—	166,229
Argentine bonds (*)	7,208	28,833	36,041	1,202	73,284
Argentine Central Bank notes (NOBAC) (*)	1,053,439	79,632	—	—	1,133,071
Instruments issued by the Argentine Central Banks
Argentine Central Bank bills (LEBAC) (*)	128,629	11,439	—	—	140,068
Argentine Central Bank notes (NOBAC) (*)	675,533	1,190,190	—	—	1,865,723
Unlisted Government Securities
Argentine bonds (BOGAR 2020) (*)	70,433	281,734	352,168	199,562	903,897
Tax credit certificates	6	—	—	—	6
Total government securities in pesos	2,020,813	1,867,587	475,681	581,876	4,945,957
In foreign currency:
Holding for trading on financial transactions
Argentine bonds (*)	5,406	36,348	6,076	3,279	51,109
Other debt bonds	65	3,155	—	26	3,246
Total government securities in foreign currency	5,471	39,503	6,076	3,305	54,355
Total government securities	2,026,284	1,907,090	481,757	585,181	5,000,312
Certificates of participation on financial trust	32,132	77,552	6,649	—	116,333
Corporate bonds—Listed	13,490	27,053	5,930	2,538	49,011
Corporate bonds —Unlisted	12,776	69,200	—	—	81,976
Weighted average yield (for the securities indicated with *)	11.37%	10.15%	7.44%	7.59%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2007, 2006 and 2005. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Principal
Advances(1)	1,326,472	1,469,368	733,514
Notes discounted and purchased(2)	1,430,787	793,195	560,863
Secured with mortgages	772,036	460,559	394,678
Consumer loans(3)	2,392,956	1,313,816	962,281
Financial loans(4)	541,911	436,126	142,307
Loans to governmental sector(5)	2,367,869	2,887,276	4,623,626
Other loans	2,666,843	2,282,243	1,364,291

Less: Unaccrued interest and unused collections (6)	(13,756)	(5,543)	(154,763)

Less: Difference arising from purchase of portfolio	(93)	(90)	(89)

Plus: Interest and exchange differences receivable	103,824	64,330	39,653

Less: Allowance for loan losses	(198,728)	(167,097)	(184,885)
Total	11,390,121	9,534,183	8,481,476

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Liquid guarantees	97,764	60,813	4,722,686
Preferred guarantees	832,607	517,028	483,234
Total	930,371	577,841	5,205,920

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

Risk Management in 2007

During 2007, financial entities in Argentina benefited from the favourable macroeconomic climate and an increasing demand, concentrated on increasing their loan portfolios, not only for short, but also for medium and long-term loans. Political stability and a sustained growth of the country’s economic activity for the fifth year running, increased activity levels in customers’ businesses. Within this favourable framework, BBVA Banco Francés succeeded in achieving a sustained growth for its loan portfolios, while keeping default levels within business standards. Therefore, placements of Personal Loans, Mortgage Loans and Credit Cards increased, as well as the range of loans for SMEs and Large Corporations, through lines targeted at financing working capital increases in order to satisfy both external and internal demand (Check Allowances and Comex).

BBVA Banco Francés constantly adapted its Credit Policies to the changing market conditions, thus allowing a fluent growth of its Private Portfolio, combined with a lower number of loans targeted at the Public Sector. As a direct result of these actions, loans to the Private Sector increased by 31% (i.e. Ps.2.3 billion) and Public Risk, in turn, fell by 33% (i.e. Ps.0.7 billion) in 2007. In this scenario, Retail Banking stands out as one of the areas on which the Bank focuses its growth strategy the most, with an increase during 2007 of Ps.1.2 billion (i.e. 63%). The significant fall in the Bank's non-performing loan portfolio (NPL) ratio also stands out, going from 0.86% in December 2006 to 0.54% in December 2007. Following this trend, the same ratio, but calculated only for the private portfolio, was 1.11% in December 2006, and 0.5% at close of the 2007 fiscal year. Both figures are established as absolute minimums within Argentina's Financial System. Despite this strong growth, it is very important to point out that BBVA Banco Francés maintained its conservative allowances policy, reaching a coverage ratio of 315.55% (49% more than at closing of the previous tax year).

During 2007, the Credit Recovery and Global Risk Management areas had a significant role in both design and implementation of new policies and technological tools, which provided for the growth and health of our Bank's different loan portfolios. During this year, reactive scorings for different consumer products and cars were also estimated. Likewise, the development and implementation of predictive scorings was expanded, in turn widening the profitable investment expansion possibilities of Retail Banking with an even higher level of risk diversification. In addition, the thorough review and optimization of risk areas decisively complemented the actions described above.

Credit Recovery activity kept its central position through efficient management of non-performing and write-off portfolios, which resulted in a high number of collections from the already problematic portfolio. So much so, that in 2007, said figure amounted to 43 million pesos, placing BBVA Banco Francés among first-level entities with better results in this area, where default charges were higher than uncollectibility levels for the tax year. On the other hand, the Operational Risk Department continued implementing guidelines, according to their medium-term plan, closing the year having fully achieved its goals. To this end, mitigation actions over 127 operational risk factors considered as high priority were defined, analyzed and finalized. Likewise, operational risk assessment processes left out in previous years were reviewed and updated during this year.

The year 2007 also helped to consolidate the Market Risk Department, which continued its reinforcement of monitoring and tracking of market risks through the corporate tools AC VaR. Furthermore, limits were set for structural risks, both regarding sensitivity to financial margins and to economic value, while liquidity, market and credit risks of funds managed by related companies were monitored and tracked.

Finally, the Risk Management Committee cooperated extensively with the consolidation of the multidisciplinary working team created to develop methodologies targeted at the migration to a model focused on Risk Associated Return (RAR), with the double goal of applying it to Banking, Products and Customers in 2008/2009. Along that medium-term strategic line, internal processes that allow our Bank to reach the standards of the New Basel Capital Agreement (BIS II) were developed further, thus exceeding the requirement imposed by the Central Bank of Argentina, whose directives aim at the implementation of the Basel Capital Agreement II based on the Simplified Method towards the year 2010.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2007, 2006 and 2005. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,
	2007		2006		2005
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	348,966	3.01%	185,041	1.91%	238,549	2.75%
Beverage	207,597	1.79%	189,651	1.95%	136,097	1.57%
Construction	143,305	1.24%	82,077	0.85%	79,900	0.92%
Consumer	2,945,120	25.41%	1,721,651	17.75%	1,336,441	15.42%
Electrical machinery	289,858	2.50%	64,021	0.66%	29,667	0.34%
Financial sector	541,911	4.68%	436,126	4.50%	142,307	1.64%
Foodstuff	764,487	6.60%	625,045	6.44%	175,622	2.03%
Government services	2,367,869	20.43%	2,887,276	29.76%	4,623,626	53.35%
Industrial metals	219,039	1.89%	129,272	1.33%	70,012	0.81%
Leather and fur product	70,121	0.61%	73,993	0.76%	52,580	0.61%
Mining products	463,545	4.00%	422,255	4.35%	402,258	4.64%
Oil and carbon	473,427	4.09%	448,322	4.62%	351,029	4.05%
Others	1,615,437	13.92%	1,601,192	16.50%	509,333	5.88%
Other manufacturing	100,678	0.87%	99,885	1.03%	76,672	0.88%
Printers, publishers and related industries	10,034	0.09%	15,255	0.16%	3,527	0.04%
Rubber products	85,810	0.74%	69,291	0.71%	42,366	0.49%
Retail trade	312,412	2.70%	259,731	2.68%	198,933	2.30%
Services	82,978	0.72%	10,591	0.11%	256	—
Shoes, apparel and other textile products	19,276	0.17%	11,670	0.12%	7,660	0.09%
Textile	57,117	0.49%	26,751	0.28%	13,336	0.15%
Tobacco	9,466	0.08%	8,214	0.08%	11,927	0.14%
Transportation material	134,852	1.16%	135,341	1.40%	77,613	0.90%
Wholesale trade	305,727	2.64%	171,592	1.77%	78,267	0.90%
Wood products and cork	19,910	0.17%	27,127	0.28%	8,472	0.10%
Total	11,588,942	100.00%	9,701,370	100.00%	8,666,450	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2007 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2007	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	2,367,869	97,322	5,546	1,520,273	744,728
To the financial sector	541,911	179,357	260,236	102,318	—
To the non-financial private sector and residents abroad	8,679,162	4,440,720	1,978,572	1,769,561	490,309
Overdraft	1,344,842	1,054,035	284,489	6,318	—
With privileged guarantees	1,032,609	56,620	119,368	377,839	478,782
Credit cards	803,951	803,951	—	—	—
Other	5,497,760	2,526,114	1,574,715	1,385,404	11,527
Total	11,588,942	4,717,399	2,244,354	3,392,152	1,235,037
Percentage of total loan portfolio	100.00%	40.70%	19.37%	29.27%	10.66%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2007, 2006 and 2005, the aggregate amount of our cross-border outstanding exceeding 1% of total assets at each date. Cross-border outstanding are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina. Cross-border outstanding of BBVA Banco Francés are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Outstanding of BBVA Banco Francés to American borrowers	129,661	—	—
Total	129,661	—	—

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2007

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2007. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2007
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	2,745,952
Foreign currency	107,313
2,853,265
Fixed Rate
Pesos	6,497,866
Foreign currency	2,174,833
8,672,699
Non-performing(1)
Pesos	60,999
Foreign currency	1,979
62,978
Total	11,588,942

(1)  For additional information on non-performing loans see “Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2007.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	2,265,001
To the financial sector	102,318	—
To the non-financial private sector and residents abroad	1,900,841	359,029
Total	2,003,159	2,624,030

Allowance for Loan Losses and Loan Loss Experience

BBVA Banco Francés classifies its borrowers in accordance with the regulations of the Central Bank, its primary bank regulator, and not in the manner established by the Securities and Exchange Commission. As a result, BBVA Banco Francés does not keep records classifying loans as “non-accrual”, “past due”, “restructured” and “potential problem loans”, as those terms are defined by the SEC.

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

The principal criterion applied to loans in the consumer portfolio is delinquency aging, legal situation and refinancing compliance, irrespective of the fact that, prior to the granting of financing, debtors payment capacity should be analyzed, evaluating:

▪	The allocation of their periodic income in relation to the totality of credit commitments assumed; or

▪	Through the use of the credit scoring and screening methods.

The principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We can opt to apply the consumer loan classification criteria to commercial loans of up to Ps.500,000 (Ps.200,000 until April, 2005).

Under the regulations, consumer borrowers are classified as follows:

1.	“Normal” if all payments on its loans are current or less than 31 days overdue and, in checking account overdrafts, less than 61 days overdue;

2.	“Low Risk” if payments with respect to principal, interest or otherwise, on any of its loans, are overdue for more than 31 and up to 90 days;

3.	“Medium Risk” if payments on any of its loans are overdue for more than 90 and up to 180 days;

4.	“High Risk” if payments on any of its loans are overdue for more than 180 days and up to one year or if it is subject to judicial proceedings for default on any of those loans;

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

On November 29, 2006, by Communication “A” 4738, two significant points were incorporated to, or modified in the Borrower Rating Standard and Minimum Bad Debt Risk Provisions:

1)   The treatment for refinancing in the Consumption Portfolio, depending on the refinanced borrower’s compliance record.

Criterion for improving situation

In normal situation, up to two refinancings are admitted within the past twelve months with arrears of less than 31 days. Counting starts as of the date of the last refinancing. For all other situations, the basic criterion is that the greatest penalty must be applied to the borrower who delays the refinancing, for which reason:

 ▪    Once the Refinancing Agreement has been signed, the previous situation applies, unless borrower makes payments in advance which can be computed.

▪     Borrower must accumulate a greater number of installments or percentage of cancellation in order to improve his situation.

    (i)  Situation improved by payment of installments. The following table applies (*)

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3%	—	—	—
Change to Medium Risk	6%	3%	—	—
Change to Low Risk	8%	5%	2%	—
Change to Normal	9%	6%	3%	1%

 (*)       The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

(ii)   Situation improved by Percentage of Capital Cancellation (also applicable to Commercial Portfolio) (**)

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	20%	—	—	—
Change to Medium Risk	35%	15%	—	—
Change to Low Risk	45%	25%	10%	—
Change to Normal	55%	35%	20%	10%

(**)     For amortization systems with periods greater than bimonthly or irregular.

Collections not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the Refinancing Agreement).

Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve borrower’s situation.

The choice must be for a single parameter depending on the refinancing mode:

▪	Refinanciacings with regular monthly or bimonthly payments: by the timely payment of installments. This is the criterion adopted by BBVA Banco Francés.

▪	All other forms: by capital amortization.

Criterion for deteriorating the situation by noncompliance with the refinancing and for improving it once again at a later stage.

Arrears are considered to exist in refinancing if a delay exceeding 31 days occurs.

The criterion as to how to determine the situation of a refinanced client is as follows:

  1.   Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

  2.   To the above must be added the refinancing arrears, and according to this the situation in which the refinanced client must be placed is determined:

Example:

Assumption a)

Days of delay at the time of refinancing	Situation at the time of refinancing	Number of cancelled installments of the refinanced debt	Situation considering installment cancellations
400	Irrecoverable	6	Medium Risk

Assumption b) –new delay -

Situation at the time of incurring arrears	Minimum time of delay (days)	New delay (refinanced debt) (days)	Delay at end of month (days)	New situation
Medium Risk	91	95	186 (91+95)	High Risk

If the client is in arrears for which his category was degraded, the client must catch up on its payments (or show a delay of less than 31 days), and in such event he may be improved in respect of all payments made while he remained in arrears, his situation then being once again improved. In the previous example, if the client descends to High Risk and then catches up on its payments by cancelling 6 installments in arrears, the client may be moved to Normal.

2)	Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in normal situation.

The main criterion is based on the provisions of point 7.1, third paragraph of the Borrower Rating Standard and Minimum Bad Debt Provisions. More stringent criteria may be adopted on the basis of the objective guidelines mentioned in the first paragraph of the same point, provided this constitutes a generally applied policy which must be duly detailed in the “Rating and Provision Procedures Manual”, without this affecting the rating that must be allocated to eligible borrowers as provided hereunder, and provided this is duly grounded on objective criteria based on behavioral studies that give support to the higher provisions (be it for the active portfolio as a whole or by type of financing).

According to the regulations in force, BBVA Banco Francés applies provision percentages above the minimum set forth for the portfolio under normal situation, and does so as a global practice. The main destination of these provisions is the generation of a coverage according to expected arrears and an estimate of expected losses by portfolio and by type of financing in our entity. BBVA Banco Francés regularly monitors the behavior of the different portfolios and financing types.

Based on the established coverages and their revision, we decide if the provision policies must be maintained or modified.

The percentages currently applied per active portfolio or financing type are as follows:

(i)	Credit card and agreed overdraft: 2.5%.
(ii)	Personal loan: 2%.
(iii)	Other financings in normal situation: 1.25%.

This procedure also requires authorization by the same member officers who are responsible for approving the “Significant Financings” (those exceeding 2.5% of the Entity’s Equity Liability), for which reason it was discussed and confirmed by our  Technical Committee of Operations and validated by our Board of Directors.

Commercial borrowers are classified as follows:

1. “Normal” if there is no doubt that the borrower can meet all of its financial obligations.

2.(a) “Special Tracking-Under Observation” if the borrower is able to meet all of its financial obligations but is sensitive to changes that could compromise such ability absent timely corrective measures.

2.(b) “Special Tracking-Under Negotiation or with Refinancing Agreements” if the borrower is unable to comply with its obligations as agreed and formally state, at least 60 days before the date on which the payment of their obligations is due, its intention to refinance such debts.

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

3.   “Problem” if the borrower has problems in meeting its ordinary financial obligations.

4.  “High Risk of Insolvency” if the borrower is highly unlikely to meet its financial obligations.

5.   “Irrecoverable” if it is clear, at the time of the classification, that the borrower will not meet its financial obligations to the classifying bank.

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

Furthermore, banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “Problem” or lower or “Medium Risk” or lower. The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.

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

We are therefore fully compliant with the Central Bank requirements relating to borrower declassifications. We also fully complied with the provisioning requirements regarding all our normal loans; that is, we had established the full 1.0% provision for normal loans, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “High Risk”, “High Risk of Insolvency” and “Irrecoverable”. In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See Note 3.4.5. to the Consolidated Financial Statements.

 The Bank stops accruing interest on a loan as soon as any scheduled payment is 90 days overdue, or earlier if the customer is classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” or “Irrecoverable for Technical Decision”. In the case of installment loans, which include mortgage loans, 15 days after the second consecutive installment is overdue, the loan is assigned to the “Problem Loans Department” and we cease to accrue interest. The “Past Due Collections Department” commences follow-up collection actions 5 days after the loan is overdue. In the case of an overdraft, the account is assigned to the Problem Loans Department after 60 days past due, and in the case of a credit card loan, after the second minimum payment is missed.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2007	%	2006	%	2005	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	11,482,063	99.08%	9,573,812	98.68%	8,489,941	97.96%
Inadequate servicing and potential risk	43,901	0.38%	47,684	0.49%	83,037	0.96%
Deficient servicing and with problem	16,817	0.15%	13,273	0.14%	11,829	0.14%
Difficult recovery and high risk of insolvency	26,694	0.24%	29,733	0.31%	68,160	0.79%
Irrecoverable	18,207	0.16%	36,041	0.37%	13,362	0.15%
Irrecoverable for technical decision	1,260	0.01%	827	0.01%	121	—
Total	11,588,942	100.00%	9,701,370	100.00%	8,666,450	100.00%

By Communications “A” 4060 and “A” 4242, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

▪	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

▪	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to Special tracking – under observation situation.

▪	Modification in the conditions for preferred “A” guarantees – Credit Securities (checks / promissory notes/invoices).

▪	Extension to 18 months of the term for considering mortgage guarantees (in force until June 30, 2004).

▪	Flexibility of percentages for the granting of “additional credit”.

▪
Incorporated point 2.2.7 of the Allocations Annex, according to which the situation of a borrower who has made a refinancing with capital reduction is determined as per the difference between net debt allocations and the amount of the said reduction.

▪
Communication “A” 4683 incorporated the possibility for borrowers of the Consumption and Consumption Assimilable Portfolio to be allocated a provision percentage higher than the minimum established for each situation without having to be automatically reclassified to the next category. BBVA Banco Francés has not yet made use of this possibility admitted by the regulations in force.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2007, 2006, 2005, 2004 and 2003 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2007		2006		2005		2004		2003
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	3,332,574	98.29%	2,086,773	98.06%	1,442,324	98.09%	936,401	96.61%	747,257	92.05%
Normal (Commercial)	8,149,489	99.40%	7,487,039	98.85%	7,047,617	97.94%	8,254,276	97.08%	7,195,596	90.12%
	11,482,063	99.08%	9,573,812	98.69%	8,489,941	97.96%	9,190,677	97.04%	7,942,853	90.30%
Inadequate servicing (Consumer)	26,168	0.77%	20,138	0.95%	8,518	0.58%	7,576	0.78%	8,892	1.10%
Special tracking (Commercial)	17,733	0.22%	27,546	0.36%	74,519	1.04%	168,115	1.98%	257,948	3.23%
	43,901	0.38%	47,684	0.49%	83,037	0.96%	175,691	1.85%	266,840	3.03%
Deficient servicing (Consumer)	12,027	0.35%	8,061	0.38%	5,040	0.34%	11,115	1.15%	10,660	1.31%
Problem (Commercial)	4,790	0.06%	5,212	0.07%	6,789	0.09%	41,003	0.48%	241,717	3.03%
	16,817	0.15%	13,273	0.14%	11,829	0.14%	52,118	0.55%	252,377	2.87%
Difficult recovery (Consumer)	837	0.02%	6,357	0.30%	6,395	0.43%	4,351	0.45%	6,587	0.81%
High risk of insolvency (Commercial)	25,857	0.31%	23,376	0.31%	61,765	0.86%	17,614	0.21%	281,154	3.52%
	26,694	0.24%	29,733	0.31%	68,160	0.79%	21,965	0.23%	287,741	3.27%
Irrecoverable (Consumer)	17,689	0.52%	6,158	0.29%	8,007	0.55%	9,696	1.00%	37,812	4.66%
Irrecoverable (Commercial)	518	0.01%	29,883	0.39%	5,355	0.07%	21,225	0.25%	7,733	0.10%
	18,207	0.16%	36,041	0.37%	13,362	0.15%	30,921	0.33%	45,545	0.52%
Irrecoverable for technical decision (Consumer)	1,260	0.05%	827	0.04%	121	0.01%	132	0.01%	569	0.07%
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	—	—
	1,260	0.01%	827	0.01%	121	—	132	—	569	0.01%
Total consumer loans	3,390,555	100.00%	2,128,314	100.00%	1,470,405	100.00%	969,271	100.00%	811,777	100.00%
Total commercial loans	8,198,387	100.00%	7,573,056	100.00%	7,196,045	100.00%	8,502,233	100.00%	7,984,148	100.00%
Total	11,588,942	100.00%	9,701,370	100.00%	8,666,450	100.00%	9,471,504	100.00%	8,795,925	100.00%

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

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of pesos)
Non-performing loans (1)	62,978	79,874	93,472	105,136	586,232
Total	62,978	79,874	93,472	105,136	586,232

With preferred guarantees	3,900	3,777	7,008	16,179	34,596
Unsecured	59,078	76,097	86,464	88,957	551,636
Total	62,978	79,874	93,472	105,136	586,232

(1)    Non-performing loans includes all loans to borrowers classified as “Medim Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2007, 2006, 2005, 2004 and 2003 non-performing loans include Ps.57,439 thousand, Ps.74,848 thousand, Ps.81,965 thousand, Ps.91,819 thousand and Ps.157,085 thousand respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2007		2006		2005		2004		2003
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Agricultural and livestock	20	0.03%	412	0.52%	20	0.02%	15	0.01%	17,357	2.96%
Beverage	—	—	5	0.01%	1	—	—	—	4,105	0.70%
Chemicals	—	—	—	—	—	—	—	—	5,881	1.00%
Construction	774	1.23%	436	0.55%	1,778	1.90%	2,506	2.38%	98,146	16.75%
Consumer	12,264	19.47%	6,339	7.94%	14,423	15.43%	6,957	6.62%	38,256	6.53%
Electrical machinery	1	—	2	—	—	—	5	—	343	0.06%
Electricity, oil, water and sanitary services	—	—	—	—	—	—	—	—	171,948	29.34%
Financial sector	—	—	—	—	—	—	—	—	1,077	0.18%
Foodstuff	26	0.04%	6	0.01%	1	—	1	—	7,396	1.26%
Furniture and accessories	—	—	—	—	—	—	—	—	241	0.04%
Government services	—	—	—	—	—	—	—	—	4	—
Industrial metals	5	0.01%	—	—	—	—	—	—	258	0.04%
Leather and fur products	—	—	—	—	—	—	1	—	11	—
Machinery and tools	—	—	—	—	—	—	—	—	4	—
Mining products	1	—	—	—	—	—	6	0.01%	28,999	4.95%
Oil and carbon	—	—	—	—	221	0.24%	—	—	5,297	0.90%
Others	39,637	62.94%	67,205	84.12%	61,268	65.54%	87,930	83.63%	190	0.03%
Other manufacturing	—	—	—	—	—	—	7,671	7.30%	312	0.05%
Paper products	—	—	—	—	—	—	—	—	11	—
Printer, publishers and related industries	—	—	1	—	—	—	1	—	22,272	3.80%
Rubber products	4	0.01%	—	—	—	—	1	—	14	—
Retail trade	7,526	11.95%	3,711	4.65%	13,142	14.06%	6	0.01%	1,042	0.18%
Services	23	0.04%	19	0.02%	—	—	14	0.01%	109,087	18.62%
Shoes, apparel and other textile products	—	—	—	—	—	—	—	—	789	0.13%
Textile	1	—	1	—	—	—	—	—	6	—
Transportation material	—	—	—	—	1	—	—	—	1,719	0.29%
Wholesale trade	2,696	4.29%	1,737	2.18%	2,614	2.81%	22	0.03%	70,241	11.98%
Wood products and cork	—	—	—	—	3	—	—	—	1,226	0.21%
Total	62,978	100.00%	79,874	100.00%	93,472	100.00%	105,136	100.00%	586,232	100.00%

As of December 31, 2007, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.164.0 million or 1.44% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 amounted to Ps.54.2 million, Ps.56.1 million, Ps.57.8 million, Ps.59.4 million and Ps.75.2 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. See Note 19.6. to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	167,097	184,885	202,693	459,573	1,062,512
Provisions for loan losses	61,985	69,799	114,220	62,509	317,993
Charge-offs (1)	(30,354)	(87,587)	(132,028)	(319,389)	(920,932)
Advances	(10,311)	(3,513)	(18,136)	(10,545)	(11,433)
Consumer	—	(4,543)	(39,081)	(30,182)	(38,146)
Notes discounted and purchased	(8,239)	(8,711)	(17,418)	(159)	(30)
Other	(11,804)	(70,820)	(57,393)	(278,503)	(871,323)
Balance at the end of year	198,728	167,097	184,885	202,693	459,573
Net charge-off / average loans	0.29%	0.97%	1.49%	3.63%	7.72%

(1)     Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.30.6 million charged-off in the fiscal year ended December 31, 2007, Ps.21.0 million, or 69.04% were related to corporate borrowers and Ps.9.4 million, or 30.96% were related to individual consumers.Of the Ps.87.6 million charged-off in the fiscal year ended December 31, 2006, Ps.69.1 million, or 78.90% were related to corporate borrowers and Ps.18.5 million, or 21.10% were related to individual consumers. Of the Ps.132.0 million charged-off in the fiscal year ended December 31, 2005, Ps.111.7 million, or 84.64% were related to corporate borrowers and Ps.20.3 million, or 15.36% were related to individual consumers. Of the Ps.319.4 million charged-off in the fiscal year ended December 31, 2004, Ps.281.4 million, or 88.09% were related to corporate borrowers and Ps.38.0 million, or 11.91% were related to individual consumers. Of the Ps.920.9 million charged-off in the fiscal year ended December 31, 2003, Ps.861.6 million, or 93.56% were related to corporate borrowers and Ps.59.3 million, or 6.44% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003.

	Fiscal Years Ended December 31,
	2007		2006		2005		2004		2003
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	20,158	13.06%	19,947	19.02%	11,550	11.24%	14,707	2.90%	7,903	1.77%
Notes discounted and purchased	22,295	14.09%	12,359	10.27%	7,393	8.60%	3,478	2.67%	7,697	2.29%
Secured with mortgages	12,877	7.60%	8,081	5.96%	7,082	6.05%	13,310	4.27%	17,857	4.97%
Chattel mortgage	3,648	2.49%	1,403	0.13%	760	0.93%	474	0.28%	871	0.06%
Consumers loans	51,387	21.07%	23,296	15.73%	14,664	11.49%	10,343	4.64%	16,623	3.42%
Financial Loans	9,819	4.98%	5,188	5.33%	1,691	2.10%	5	1.79%	122	1.47%
Other loans to governmental sector	—	10.45%	—	14.18%	49,324	38.67%	80,729	73.14%	103,417	76.10%
Other	78,544	26.26%	96,823	29.38%	92,421	20.92%	79,647	10.31%	305,083	9.92%
Total	198,728	100.00%	167,097	100.00%	184,885	100.00%	202,693	100.00%	459,573	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2007, 2006 and 2005.

	Fiscal Year ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	2,547,283	2,094,140	1,636,017
Dollars	43,736	24,537	13,007
Total	2,591,019	2,118,677	1,649,024
Saving accounts
Average
Pesos	2,790,939	2,342,303	2,189,515
Dollars	917,098	772,591	583,270
Total	3,708,037	3,114,894	2,772,785
Average real rate
Pesos	(12.52)%	(6.52)%	(9.35)%
Dollars	(10.32)%	(5.45)%	(7.76)%
Total	(11.98)%	(6.26)%	(9.01)%
Time deposits
Average
Pesos	5,897,520	5,112,665	4,852,674
Dollars	1,062,937	737,069	379,025
Total	6,960,457	5,849,734	5,231,699
Average real rate
Pesos	(4.92)%	1.08%	(3.38)%
Dollars	(8.43)%	(3.97)%	(6.79)%
Total	(5.46)%	0.44%	(3.63)%

Maturity of Deposits at December 31, 2007

The following table sets forth information regarding the maturity of our deposits at December 31, 2007.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	2,979,556	2,979,556	—	—	—
Savings	4,237,766	4,237,766	—	—	—
Time deposits	7,332,036	6,632,602	595,713	99,192	4,529
Investment accounts	13,152	6,512	6,640	—	—
Other	447,248	420,856	4,537	21,855	—
Total	15,009,758	14,277,292	606,890	121,047	4,529

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2007.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	4,521,250	4,101,279	359,095	57,877	2,999
Total	4,521,250	4,101,279	359,095	57,877	2,999

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps.1.7 billion, Ps.1.3 billion and Ps.0.9 billion for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2007		2006		2005
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	1,656,030	—	1,318,273	—	867,039	—
Average during year	1,429,466	5.5%	1,142,756	6.7%	1,224,225	10.2%
Maximum month-end balance	1,656,030	—	1,318,273	—	2,049,672	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2007, Argentina’s banking system consisted of 67 commercial banks, of which 12 were government-owned or government-related banks and 55 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2007, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco de Galicia y Buenos Aires S.A., Banco Santander Río, BBVA Banco Francés, Banco Macro Bansud S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Banco Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 56.78% of deposits and approximately 67.56% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 43.80% of all deposits and 52.46% of all loans in the Argentine financial system. The largest foreign banks at such date was Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. As of December 31, 2007, based on the available data of the Central Bank, such entities accounted for approximately 37.87% of deposits and approximately 24.81% of gross loans in the Argentine banking system.

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

▪	Decree No. 1599/05, modified the Law No. 23,928: by allowing reserves exceeding 100% of the monetary base may be allocated to the payment of obligations assumed with international financial entities.

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

(iii)	Minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies.

(iv)	Minimum cash account of public securities and instruments issued by the Central Bank, at market value.

Minimum daily cash: on no day of the month, as of the close of each day, may the sum of the balances admitted for integration as mentioned in (ii) and (iii) above be less than 50% of the total minimum cash required deposits consisting of public securities and debt instruments issued by the BCRA will not be taken into account for purposes of the calculation of the minimum daily cash requirement, as determined for the immediately preceding month, or less than 70% if the immediately preceding calculation period showed a monthly average deficiency exceeding the admitted margin to be transported.

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

The following table discloses the minimum cash requirements with respect to each type of account in force since January 1, 2007:

Type of Account	From Jan-2007	From Sep-2007	From Oct-2007	From Jan-2008
Current accounts (except deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average) and sight accounts open in Credit Unions (1)	19%	19%	19%	19%
Other demand deposits
In pesos	19%	19%	19%	19%
In foreign currency	30%	30%	30%	30%
Savings accounts
In pesos	19%	19%	19%	19%
In foreign currency	30%	30%	30%	30%
Unused balances from current account advances effected	19%	19%	19%	19%
Current accounts of financial institutions (2)	100%	100%	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option (3):

In pesos
Up to 29 days	14%	14%	14%	14%
From 30 to 59 days	11%	11%	11%	11%
From 60 to 89 days	7%	7%	7%	7%
From 90 to 179 days	2%	2%	2%	2%
From 180 to 365 days	0%	0%	0%	0%
In foreign currency
Up to 29 days	35%	35%	35%	35%
From 30 to 59 days	28%	28%	28%	28%
From 60 to 89 days	20%	20%	20%	20%
From 90 to 179 days	10%	10%	10%	10%
From 180 to 365 days	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%
Bonds for foreign financial lines	0%	0%	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%	14%	14%
From 30 to 59	11%	11%	11%	11%
From 60 to 89 days	7%	7%	7%	7%
From 90 to 179 days	2%	2%	2%	2%
From 180 to 365 days	0%	0%	0%	0%
In foreign currency
Up to 29 days	35%	35%	35%	35%
From 30 to 59	28%	28%	28%	28%
From 60 to 89 days	20%	20%	20%	20%
From 90 to 179 days	10%	10%	10%	10%
From 180 to 365 days	6%	6%	6%	6%
More than 365 days	0%	0%	0%	0%
b) Others	0%	0%	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%	10%	10%
In foreign currency	15%	15%	15%	15%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos	18%	19%	19%	19%
In foreign currency	40%	40%	40%	40%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average (4)	100%	100%	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof. (5)	-	-	-	16%

(1)	In accordance with the Communication “A” 4712.
(2)	Computable for payment of their Minimum Required Reserves.
(3)
Except, term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances, mutual funds term deposits, special deposits related to funds revenues from abroad (Decree No. 616/05) and term investments instrumented by nominative non-transferable certificates in pesos.

(4)	In accordance with the Communication “A” 4670.
(5)	In accordance with the Communication “A” 4754.

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

(4)
Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient. It comprises those transactions where financing is granted via the Bank’s participation in “syndicated loans”, be they with local or foreign entities (in force as from September 23, 2005 as per Central Bank Communication “A” 4423).

(5)
Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclator for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption. In order to grant such financing, the financial entities must verify that their clients have sufficient paying capacity considering at least two scenarios which contemplate significant exchange rate variations within a term of up to one year and which, in either case, exceed the latest estimate available resulting from the “Market Expectations Survey” published by this institution (in force since 9 December 2005 under Central Bank Communication “A” 4453).

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

(8)
Financing transactions for purposes other than those mentioned in point 6 above, included in the credit program to which the IDB loan makes reference as mentioned in the fourth point above, without exceeding 10% of the lending capacity.

(9)	Interfinancing loans (any interfinancing loans granted with such resources must be identified).

(10)
Central Bank bills in U.S. dollars acquired by bidding or secondary negotiation (such application must be as a minimum equivalent to the amount of deposits in U.S. dollars payable in pesos) ceased to be effective on July 29, 2005 according to Communication “A” 4395 of the Banco Central.

The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial entities, (iii) cash in transit and (iv) cash with armored car transport companies (not computed as integration of the minimum cash exigency for application of the exist limit), requires an equivalent increase in the minimum cash requirement.

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

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basle Accord had been applied to us at December 31, 2007, our Total Capital would have been approximately 2.48 times the minimum required.

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

With respect to the minimum capital requirements of Tier I, the Central Bank has adopted the Simplified Standardized Approach for credit risk, which will become effective as of January 2010. As mentioned in its publication “Route sheet for implementing Basle II”, the Central Bank considers that such approach will not imply major modifications or variations in the calculation, or in the global capital requirement for financial entities. As far as the capital requirement for Operational Risk is concerned, the Central Bank deems it convenient to continue analyzing the available measuring alternatives in order to identify the one that can be best applied –in its own view- to the local financial system; in spite of which it will encourage the adoption of good practices regarding the administration of this risk. In addition, the Central Bank will maintain the scheme for calculating the capital requirement for market risk, which is in line with the provisions set forth by the Basle Committee in 1996, in respect of which no amendments were introduced by Basle II, as well as the capital requirement for interest rate risk, which is incorporated by Basle II within the risks to be quantified in Tier II. The Central Bank also foresees the adoption of measures to fully implement Tiers II and III of the New Framework, on a gradual basis and prior to the full enforcement of the capital requirements contained in Tier I, as established by the good practices suggested by the Basle Committee for a healthy implementation of the New Framework.

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

“Local Assets” include:

▪
Debt securities issued by the National Government and instruments of monetary regulation of the BCRA (including the holding available for sale), except for those held in investment accounts, public securities acquired since June 1, 2007 by primary subscription denominated in pesos, and quotas in common investment funds that invest in those securities; provided that, such securities and/or holdings are usually listed on a national securities exchange; and

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

The following table presents, at December 31, 2007, both the calculation of our ratio of capital to risk-weighted assets computed under the Basle Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 19.13 to the Consolidated Financial Statements.

At December 31, 2007
(in millions of Pesos, except percentages)
Basle Accord
Total capital	1,965.1
Risk-weighted asset	9,893.7
Ratio of total capital to risk-weighted assets (1)	19.9%
Required capital	791.5
Excess capital	1,173.6

Central Bank’s Rules (2)
Total capital	2,233.0
Risk and Fixed weighted assets	14,095.8
Ratio of total capital to risk-weighted assets (3)	15.8%
Required capital (4)	1,283.6
Excess capital	949.5

(1)	Under the risk-based capital requirements of the Basle Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.53.4 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

System Governing the Holding of Securities in Investment Accounts and Available for sale

By Communication “A” 2793, dated March 1, 1999, the Central Bank abolished the previous system of holdings in investment accounts and available for sale.

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

In August 2007, the accounting valuation scheme for investment accounts was incorporated for debt securities issued by the BCRA (Lebac and Nobac), provided these are included in the monthly list of volatilities published by the BCRA. The maintenance term for these holdings will be up to their expiration. All holdings incorporated in investment accounts will be registered at their cost value, with monthly increases according to TIR. For a pre-existing holding, the market quotation will be considered as cost value. In addition, it is admitted that holdings of national public securities and debt instruments issued by the BCRA be classified as “available for sale”, provided they are contemplated in the monthly list of volatilities published by the BCRA for calculating the minimum capital requirement for market risk. They will be registered at their quotation value, and the difference (if any) between the incorporation cost and the quotation value will be shown in the Shareholders’ Equity (Unrealized valuation difference).

The holdings registered under “available for sale” may be reversed only in the following cases:

▪	Sale;

▪	Collection of the corresponding amortization services and/or capital revenue; or

▪	Whenever the volatility published by this Institution ceases to be available, in which case they must be registered as holdings without quotation.

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

▪
And a minimum equivalent to U.S.$5,000,000 (for the banks), these minimum limits may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. BBVA Banco Francés maintains the limit indicated in the point above mentioned.

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

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of: i) cash balances, ii) cash under custody in other financial entities, iii) cash in transit and iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

Effective May 1, 2003 in terms of Communication “A” 3889 of the Central Bank, the global net position in foreign currency may not exceed the following limits:

▪
Negative global net position (liabilities exceeding assets), 30% of the Computable Net Worth until December 31, 2006. As from January 1, 2007 and according to the provisions of Communications “A” 4577 and 4598, 15% of the Computable Net Worth liability, with the possibility of an additional 15% to the extent that the entity at the same time has recorded: a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of said limit; and b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the global negative net position in foreign currency.

▪	Positive global net position (assets exceeding liabilities), the least of the following:

(1)	30% of the Computable Net Worth.
(2)	Own liquid resources.

Own liquid resources means the excess of RPC with respect to immobilized assets and other concepts computed according to the rules on “Relationship of Immobilized Assets and Other Concepts”. See “Information on the Company – The Argentine Banking System and its Regulatory Framework – Fixed Assets and other items”.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the General Foreign Exchange Position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, the fixed-term deposits in U.S. dollars payable in pesos and any Central Bank bills in U.S. dollars as well as foreign currency debt securities. Term transactions made within a framework agreement in the area of self-regulatory markets of the country based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered.

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

For financial information regarding our net foreign currency exposure, see Note 19.12. to the Consolidated Financial Statements.

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

At December 31, 2007 the aggregate of computable loans, other extensions of credit and equity investments by BBVA Banco Francés on a consolidated basis to Related Persons amounted to Ps.81.1 million, or 3.64% of BBVA Banco Francés’ Computable Net Worth.

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

Communication “A” 4527 dated April 25, 2006 determines that the Central Bank may apply to public sector companies governed by Law 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they comply with the following requirements:

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

▪
They must create a stock corporation according to the rules of Chapter II, Sections V and VI of the Law of Corporations Number 19,550 (stock corporations and corporations with majority state participation);

▪	They must have majority National State participation, be it direct or indirect, according to the provisions of the said Law;

▪	They must be for the specific purpose of developing activities in the power supply sector; and

▪	They must be subject to internal and external control by the National Public Sector in terms of the Financial Administration Law and the National Public Sector’s Control System –Law No. 24,156.

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

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers in “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” (in effect prior to October 2007), and loans to borrower classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the new Central Bank loan classification system effective on November 2007. In addition, effective in 1993, the Central Bank established a mandatory general allowance requirement for all performing loans. See “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Priority of Deposits

Law No. 24,485 in force since April 18, 1995, as amended by Laws No. 24,627 and 25,780, sets forth that in case of judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), exception made for certain labor creditors (art. 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to 50,000 pesos per person (including any amount of said person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.50,000, or their equivalent in foreign currency, and (c) the liabilities originated in commercial lines granted to the Bank and which directly affect international commerce.

Furthermore, pursuant to article 53 of Law No. 21,526, as amended by Laws No. 24,627, 25,562 and 25,780, Central Bank credits will have an absolute priority over the other credits, except for pledged or mortgaged credits, certain labor credits, the depositors' credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial entities due to temporary lack of liquidity, advances in favor of financial entities with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the Banking Liquidity Fund backed by pledge or mortgage.

The amendment introduced to art. 35 bis of Law No. 21,526 of Financial Entities by Law No. 25,780, sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, among the options that the Central Bank’s Board may decide by absolute majority, in case of excluding assets and liabilities for their transfer in favor of financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in article 49, paragraph e), as well as its credits defined in art. 53, observing the order of priority among its creditors. Regarding the partial exclusion, the order of priority of point e) art. 49 must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.

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

On April 13, 2000, the Argentine Congress enacted Law No. 25,246 (as amended by Laws No. 26,087, 26,119 and 26,268) which defines money laundering as a type of crime. Also, the Law creates the so-called Financial Information Unit (FIU), which establishes an administrative criminal system and replaces several articles of the Argentine Criminal Code.

Law No. 26,087 grants the FIU the power to release secret or confidential information at its sole request without this requiring Judicial Power intervention and eliminates any absolutory excuses for asset-laundering crimes. Law No. 26,119 modifies the integration of the FIU and Law No.  26,268 incorporates to the Criminal Code illegal terrorist association as a type of crime and the crime of financing terrorism.

Money laundering is typified as a crime in the Criminal Code, providing for criminal sanctions whenever a person converts, transfers, manages, sells, encumbers or in any other manner uses money or any other asset deriving from illegal activities, in which such person has not participated, with the possible result that the original or substitute assets may appear as deriving from a legitimate origin, provided however that the value of the assets exceeds the amounts indicated in the regulation, irrespective of whether such amounts are the result of one or more transactions.

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

Financial entities must also inform to the Superintendence about any transaction that may result suspicious or unusual, or devoid of any economic or legal justification, or which is unnecessarily complex, be it made on isolated occasions or repeatedly. Since July 2001, the Central Bank publishes a list of “non-cooperating” jurisdictions so that financial entities may pay special attention to transactions to or from such areas. The last update contemplates Myanmar and Nigeria.

The Bank strives and believes to be in compliance with each and every applicable regulation on money laundering according to the regulations of the Central Bank and the Financial Information Unit, especially Resolution No. 2 of the Financial Information Unit dated October 25, 2002 (as amended by Resolution No. 228/07), which regulates by article 21 paragraphs a) and b) of Law No. 25,246 which contemplates the collection of information regarding suspicious transactions and their notification to the Authorities.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

The year 2003 started with strong political uncertainties, which decreased with the newly elected administration. President Kirchner, who won the elections with only 22% of the votes, thereafter consolidated his political power through provincial elections and reinforced his positive image. Moreover, the exchange and price stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels in the second semester. The growing economic activity, GDP increased by 8.8% in 2003, was also driven by fixed gross investment, mainly in the construction industry, which rose by 38%. Local demand recovery, however, did not result in stronger pressure on prices as on average the economy was still operating below full use of resources. Showing strong differences between goods and services, consumer prices increased only 3.7% in 2003.

The Argentine economy had a positive performance in 2004. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus which exceeded the targets agreed on in the short-term agreement with the International Monetary Fund; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial trade surplus; iii) an increase of 9% in the Gross Domestic Product during the year; iv) stabilization of wholesale and retail inflation rates; v) greater stability in financial markets with an increase in bank deposits; and vi) a marked increase in the prices of publicly traded Government securities. Moreover, unemployment levels also showed considerable improvements reaching 12.1% during the fourth quarter of 2004, over 2 percentage points below the same rate of the same period of the previous year.

Exports from Argentina also benefited from high prices of commodities, especially the soy sector during the first semester of 2004. While export prices rose 9.3% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products as a result of the weather conditions that impacted on the soy harvest. Exports of industrial products rose by almost 24% during the year, led by automobile, chemical and plastic products. However, the trade surplus (of 12,105 million dollars) fell in comparison to the previous year due to the strong increase in imports that expanded 62% once again led by capital goods purchases.

The key economic event during 2005 was the restructuring of the public debt in default since 2001 launched by the Government in February pursuant to which the Argentine government offered its creditors three types of bonds (Par, Discount and Quasi-par) in exchange for the Argentine sovereign debt they held, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed 81,836 million dollars in securities held by residents and non residents, and achieved an acceptance rate of 76.15%. The new bonds issued after the exchange amounted to 35,261 million dollars, 44% of which were denominated in pesos.

For the third consecutive year, in 2005 the economy grew by 9.2%. With an economy growing at high rates, inflationary pressures started to appear during the first quarter of the year. Regulated prices (mainly public utilities’ tariffs) had a moderating impact on inflation in spite of which, the year ended with a 12.3% increase in consumer prices.

Greater optimism following the successful debt restructuring resulted in the return of positive capital flows to Argentina which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, was reflected in a 14.2% accrued growth of volumes exported in 2005. Thus, the trade surplus for the year closed at 11,663 million dollars, only 3.6% below 2004’s, despite the 28% growth of imports.

In this environment of abundant foreign exchange supply and with the public sector as the main buyer of dollars with the purpose of honouring debt commitments with multilateral organizations, the exchange rate closed 2005 at Ps.3.03 per dollar, slightly above December 2004 levels.

The Government was able to sustain fiscal solvency and the primary result of the non financial public sector reached 19,661 million pesos, more than 13% above previous year’s surplus. In general, improvements in tax collection were the result of an increased inflation, economic activity growth and reduction of tax evasion. In the second half of the year, primary expenses started to grow at a faster pace than revenues and this performance continued during the first quarter of 2006.

The year 2005 was characterized by the higher interest payments and debt amortizations, of approximately 12,000 million dollars, that the government had to face due to different reasons, including the completion of the debt restructuring process and the lack of agreement with the IMF during the year. By mid-December, the government decided to pay off, completely and in advance, its 9,500 million dollar debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006, replacing those reserves at the Central Bank by a dollar-denominated government security with similar yield. In consequence, this operation brought relief to the principal payments due during the year. Furthermore, a favourable domestic and foreign economic environment made it possible for Argentina to issue debt for a nominal value of U.S.$5,365 million to partially roll-over maturities, and allowed the public sector to accumulate deposits in the banking system.

However, a substantial trade surplus together with greater capital inflows received in the last quarter of the year led to a quick build up of reserves, which by the end of the year amounted to U.S.$32.04 billion, more than U.S.$3.9 billion above their level at the end of 2005.

Economic activity continued to grow at a vigorous pace in 2006, despite a somewhat slower rate in the first quarter, so the year ended with an average increase of 8.5%, led by investment. Private consumption has grown at a strong rate but has not yet recovered its share in the GDP prior to the crisis. Reflecting steady economic growth, the unemployment rate continued to decrease and reached a 8.7% low in the fourth quarter of 2006, compared to 10.1% in the same period of the previous year.

During 2006, the Government managed to maintain fiscal solvency. The primary surplus of the non-financial public sector was Ps.23.2 billion, an increase of 17.8% compared to the result of the previous year. Tax collection increased at a strong pace, mainly driven by the social security contributions which increased at rates of around 50% per annum due to improvements in employment in formal labour markets and in nominal wages. With respect to primary expenses, the increase in capital expenditures all year round was essentially due to higher public investment.

In the first quarter of 2006, the inflation rate, greatly influenced by hikes in the prices of meat and other foodstuffs, averaged 1% monthly. The Government, which had been negotiating price agreements with supermarkets and producers in order to moderate inflationary expectations, took more drastic measures in April and limited the exports of beef and increased export duties on dairy products. This change in the regulations led to an increase in the domestic supply of meat which impacted on prices and resulted in slightly lower inflation rates (0.6% monthly average) in the second quarter of 2006. However, in the last months of the year inflation seemed to regain momentum under the influence of certain seasonal items and a weakening of the price agreements, as a result of which the year closed with an overall increase of 9.8% in retail prices.

For the fifth consecutive year, the Argentine economy grew at a pace close to 8.7% in 2007, according to EMAE (Monthly Economic Activity Estimator) published by INDEC. For the first time since the devaluation, the services sectors, along with financial intermediation, grew at higher rates than the goods production sectors in the first three quarters of 2007. In this positive environment, employment market indicators continued to show improvements. Unemployment dropped 1.7 percentage points year over year on average in 2007.

Fiscal accounts tended to deteriorate during 2007. Tax collection grew by 33%, driven by VAT (IVA), tax on debits and credits on bank accounts, export taxes and Social Security contributions in particular. However, primary public spending accelerated at a faster pace than total fiscal revenues growing by 44% when compared to the previous year. The factors with the strongest impact on the increase in spending were social security services and transfers to the private sector. Additionally, public accounts were favorably impacted by the Retirement and Pensions Reform, which contributed an additional Ps.7,800 in revenues due to the transfer of the funds accumulated in the Private Pension Fund System (AFJPs) to the public social security system as affiliates switched for one system to another.

The Consumer Price Index (CPI) for Greater Buenos Aires (GBA) increased 8.5% year over year as of December 2007. Due to the fact that methodological changes introduced in the GBA CPI index were not applied in all the provinces, the National inflation rate, excluding the Greater Buenos Aires area, rose to 12.3% year over year to December 2007.

Effects of Recent Events on BBVA Banco Francés

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

Following a four year recession period, the economy began to recover in 2003 and deposits flowed back into the system. This positive trend continued during the following years both in terms of economic activity and fiscal solvency, with stable prices and exchange rates, while in the financial system peso and dollar deposits continued to grow and loans to the private sector accelerated their recovery. Similarly, the economy continued showing a solid performance in 2007, with an 8.2% GDP growth. Complementing economic growth, the government ended the year with a 3.4% primary surplus in terms of GDP, despite being a year with presidential elections, and the U.S.$11 billion trade surplus boosted international reserves held at the Central Bank to over U.S.$46 billion. Interest rates remained stable, as well as the exchange rate that ended the year at U.S.$3.14 per peso. Responding to the economy’s growth, unemployment was reduced to 8.3%, and official inflation eased to 8.4%. In the financial system, private sector deposits in pesos increased by 23.8% in 2007, while private sector loans continued to be the most dynamic monetary variable, reaching an increase of 33.6% by year end.

In 2007, we concentrated our efforts on implementing the following measures:

▪	Increase private sector loans focusing in the middle-market and retail segments;

▪	Increase retail deposits, expanding current and savings accounts participation over CDs;

▪	Further develop the transactional business as a source of fee income;

▪	Emphasize service quality and increase cross-selling, through an effective promotion and advertising campaign; and

▪
Improve our assets and liabilities structure (including the sale of public sector assets, given the increase in public sector assets’ market value and continuing the amortization of legal injunctions).

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Notes 3. and 4. to the Consolidated Financial Statements. These rules require BBVA Banco Francés and its subsidiaries to make some estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of BBVA Banco Francés and its subsidiaries.

Allowance for Commercial Loan Losses

BBVA Banco Francés provides for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance for commercial loan losses charged to expense is determined by management based on a periodic analysis of updated financial information provided by the debtor at the request of BBVA Banco Francés. The basic assessment criterion is the future debt payment capacity or the collateral granted to BBVA Banco Francés on the basis of the estimated cash flow. BBVA Banco Francés also takes into account other circumstances such as timely compliance with obligations, qualified and honest management, whether the company is engaged in economic activities with acceptable prospects and the competitiveness of the debtor within its industry.

On the basis of these conditions, the customer is placed in any of the six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on its analysis, BBVA Banco Francés books additional allowances for certain debtors, which does not require recategorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

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

The Bank is a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the economic crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against BBVA Banco Francés ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation or 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In its decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/01 and others following petitions for protection of civil rights under Law No. 16,986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the Emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government, the constitutionality of which had been challenged in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no specifications about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, courts have been applying this legal precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings. As of December 31, 2007, Banco Frances has estimated this contingency and it has raised allowances for the total amount.

At December 31, 2007, as described in Note 3.4.13. to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments from April 2003. As of December 31, 2007, BBVA Banco Francés keeps registered under this concept Ps.1,196.7 million less accumulated amortization of Ps.1,139.2 million under Intangible Assets. Moreover, BBVA Banco Francés has stated in a note to the Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP require financial instruments to be valued at fair value. We estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used (see Note 20.14. to Consolidated Financial Statements).

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

As detailed in Note 4.1.a) to the Consolidated Financial Statements, and as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of U.S.$3,291,795 thousands for Secured loans. At December 31, 2007 and 2006, those loans are recorded under “Loans – to the Public Sector” amounting to 2,367,869 and 2,886,767, respectively, in accordance with the criterion described in Note 3.4.3. to the Consolidated Financial Statements.

In accordance with Resolution CD No. 290/01 of the CPCECABA, at December 31, 2007 and 2006, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.  However, as of December 31, 2007 and 2006 the book value of these assets is not significantly different from their reasonable realization value.

(2)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 3.4.13., as of December 31, 2007 and 2006, the Bank has recorded assets amounting to Ps.57,489 thousand and Ps.343,450 thousand (whose original values had been Ps.1,196,676 thousand and Ps.1,159,553 thousand) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of the Consolidated Financial Statements.

(3)	Tax Effects

As it is indicated in Note 5.1 to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for Ps.55,500 thousand and Ps.337,000 thousand as of December 31, 2007 and 2006, respectively, should be recovered.
In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

(4)	Derivative financial instruments

As explained in the first bullet of Note 3.4.14. and Note 12 to the Consolidated Financial Statements, as of December 31, 2007 the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should BBVA Banco Francés have applied the professional accounting standards currently applicable, it would have booked additional liabilities for Ps.7,433 thousand.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Buenos Aires City.

▪	Aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2. the Bank charged to the account “Unrealized valuation difference” in stockholders' equity a loss of Ps.42,796 thousand, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of December 31, 2007, this amount should have been charged to the income/loss for such fiscal year.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in the City of Buenos Aires

(1)	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.'s Superintendence.

(2)
Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree No. 1387/01 held by these subsidiaries amounting to Ps.952,106 thousand and Ps.768,514 thousand as of December 31, 2007 and 2006, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

(3)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

(4)
Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2007 amounted to Ps.117 (income).

(5)	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

(6)
Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes Ps.22,099 thousand and Ps.25,947 thousand at December 31, 2007 and 2006 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

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

By means of Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree No. 664/03 of the Executive Branch, the application of the restatement method on financial statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, BBVA Banco Francés applied the mentioned restatement only until February 28, 2003.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 20. to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”. Additionally the information set forth below for the fiscal year ended December 2004 has been modified from its original version to apply the adjustments to prior years’ income (loss).

On June 28, 2006 the Bank sold its entire interest in Credilogros Compañía Financiera S.A. Accordingly, the Financial Statements for the fiscal years ended on December 31, 2005 include the consolidation of Credilogros Compañía Financiera S.A. For more information see Note 1.4. to the Consolidated Financial Statements.

Results of Operations for the Fiscal Years Ended December 31, 2007, 2006 and 2005.

Overview

Our net income for the fiscal year ended December 31, 2007 was Ps.235.0 million. This income was mainly due to a 163,42% increase in Other Income, a 29,14% increase in Service Charge Income, a 29,70% decrease in Income Tax, a 49,92% decrease in loss on Minority Interest in Subsidiaries and a 11,21% decrease in Allowances for Loan Losses. This income was partially offset by a 10,62% decrease in Gross Intermediation Margin, a 32,08% increase in Other Expenses, a 21,22% increase in Operating Expenses, and a 44,22% increase in Service Charge Expenses.

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

Financial Income

Our Financial Income decreased 1,66% to Ps.1,904.2 million for the fiscal year ended December 31, 2007 from Ps.1,936.4 million for the fiscal year ended December 31, 2006, which in turn increased 17,06% from Ps.1,654.2 million for the fiscal year ended December 31, 2005. The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Interest on cash and due from banks	20,202	17,353	25,364
Interest on loans to the financial sector	146,833	91,875	21,245
Interest on overdraft	164,659	102,072	41,346
Interest on loans with privileged guarantees	79,353	52,260	45,109
Interest on credit card loans	55,026	30,485	24,095
Interest on other loans	640,477	543,662	498,423
Net income from government and private securities	319,666	559,877	209,438
Interest from other receivables from financial transactions	23,757	35,314	10,374
Indexation by benchmark stabilization coefficient (CER)	210,342	354,566	663,743
Other	243,897	148,940	115,015
Total	1,904,212	1,936,404	1,654,152

The decrease in Financial Income during fiscal year ended December 31, 2007 was mainly due to a decrease in Net income on government and private securities, because of the sales of National Government Secured Loans and Securities performed during the first quarter of the fiscal year, Indexation by benchmark stabilization coefficient (CER), and Interest from other receivables from financial transaccions. These decreases were partially offset by increases in Interest on Other loans, Interests on overdraft, Interest on loans to the Financial sector, Interests on loans with privileged guarantees and Interest on credit card loans, Interest on cash and due from Banks and Other income mainly due to foreign exchange transactions. This variation reflected the decrease in average nominal Interest rate partially offset by increases in average volume of interest earning assets.

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

	December 31 2007 vs. December 31 2006 Increase (Decrease)	December 31 2006 vs. December 31 2005 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	373,986	(45,870)
Financial Income due to changes in average nominal rates of interest-earning assets	(371,639)	332,526
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	(74,056)	(9,945)
Net Change	(71,709)	276,711

Financial Expenses

Financial Expenses increased 19,67% to Ps.680.1 million in this fiscal year ended December 31, 2007 from Ps.568,3% million in the fiscal year ended December 31, 2006, which in turn decreased 6,67% to Ps.608.9 million in the fiscal year ended Decembre 31, 2005. The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Interest on checking accounts	23,180	29,913	23,782
Interest on savings deposits	6,598	4,811	3,675
Interest on time deposit (1)	492,716	307,084	152,660
Interest from other liabilities from financial transactions	26,627	37,650	28,001
Indexation by benchmark stabilization coefficient (CER)	49,230	121,321	306,815
Listed-price differences	—	—	525
Other	81,780	67,566	93,491
Total	680,131	568,345	608,949

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.62.6 million as of December 31, 2007, Ps.44.3 million as of December 31, 2006 and Ps.32.2million as of December 31, 2005.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal year 2007 and 2006 due to increases in volume of time, savings and demand deposits.

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

	December 31, 2007 vs. December 31, 2006 Increase (Decrease)	December 31, 2006 vs. December 31, 2005 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	82,555	(6,370)
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	9,164	(45,967)
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	1,070	309
Net Change	92,789	(52,028)

Our average interest-bearing liabilities increased 15.69% from Ps.10.2 billion in fiscal year 2006 to Ps.11.8 billion in the fiscal year ended December 31, 2007. This increase was mainly attributable to increases in saving deposits, certificates of deposits, borrowings from other financial entities and other liabilities, partially offset by decreases in corporate bonds issued and borrowings from the Central Bank. Average dollar-denominated time deposits increased 44.21% from Ps.737.1 million in the fiscal year ended December 31, 2006 to Ps.1062.9 million in the fiscal year ended December 31, 2007. Average peso-denominated time deposits increased 15.35% to Ps.5,897.5 million in the fiscal year ended December 31, 2007, from Ps.5,112.7 million in the fiscal year ended December 31, 2006. Average dollar-denominated and peso-denominated saving deposits increased 17.70% and 19.15% from Ps.772.6 million and Ps.2,342.3 million in the fiscal year ended December 31, 2006, to Ps.917.1 million and Ps.2,790.9 million in the fiscal year ended December 31, 2006, respectively. Average corporate bonds issued decreased 84.58% from Ps.271.7 million in the fiscal year ended December 31, 2006 to Ps.41.9 million in the fiscal year ended December 31, 2007. See “Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income less Financial Expenses) of Ps.1,224.0 million in the fiscal year ended December 31, 2007, represented a 10,52% decrease over our Gross Intermediation Margin of Ps.1,368.1 million in the fiscal year ended December 31, 2006, which in turn represented a 30,89% increase over our Gross Intermediation Margin of Ps.1,045.2 million in the fiscal year ended December 31, 2005.

The following table sets forth the changes in Gross Intermediation Margin:

	December 31, 2007 vs. December 31, 2006 Increase (Decrease)	December 31, 2006 vs. December 31, 2005 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	291,432	(39,500)
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	(380,802)	378,493
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(75,126)	(10,254)
Net Change	(164,496)	328,739

The decrease in the Gross Intermediation Margin in the fiscal year ended December 31, 2007 was principally due to a decrease in the yield spread (nominal basis) from 7.95% in the fiscal year ended December 2006 to 5.24% in the fiscal year ended December 31, 2007, and to decreases in average nominal rates of interest-earning assets combined with the increase of interest and volume of interest-bearing liabilities partially offset by increases in the volume of interest-earning assets.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.62.3 million in the fiscal year ended December 31, 2007, a 11,21% decrease over Ps.70.1 million in the fiscal year ended December 31, 2006, which in turn represents a 38,82% decrease over Ps.114.6 million in the fiscal year ended December 31, 2005. The decreases in fiscal years ended December 31, 2007 and December 31, 2006 were mainly due to decreases in our non performing loan portfolio due to the improvement in the economic situation in some economic sectors.

Our non-performing loan portfolio amounted to Ps.63.0 million at December 31, 2007, a 21,16% decrease over Ps.79.9 million at December 31, 2006, which in turn represented a 14,55% decrease over Ps.93.5 million at December 31, 2005.

The non-performing loan portfolio ratio decreased from 1.08% at December 31, 2005 to 0.82 as of  December 31, 2006 and decrease to 0.54 as of December 31, 2007.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.1,182.8 million for fiscal year ended December 31, 2007, Ps.915.9 million for fiscal year ended December 31, 2006 and Ps.721.2 million for fiscal year ended December 31, 2005. The fiscal year 2007 amount represented a 29,14% increase from the amount earned in fiscal year 2006. The fiscal year 2006 amount represented a 27.0% increase from the amount earned in 2005.

The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Service charges on deposit accounts	231,149	175,121	141,885
Credit card operations	150,947	97,250	75,913
Other fees related to foreign trade	47,687	39,192	33,051
Credit-related fees	37,823	18,114	14,391
Fund management fees	486,066	401,107	317,633
Capital markets and securities activities	10,608	11,332	9,496
Rental of safety deposit boxes	17,400	14,038	11,419
Fees related to guarantees	797	1,093	1,791
Insurance agency	65,835	44,707	20,409
Other	134,477	113,921	95,179
Total	1,182,789	915,875	721,167

Service charges on deposit accounts are comprised principally of maintenance fees and on checking and savings accounts and transaction fees on checking accounts. These fees increased 23,42% from Ps.141.9 million in the fiscal year ended December 31, 2005 to Ps.175.1 million in the fiscal year ended December 31, 2006 which in turn increased 31,99% to Ps.231.1 million in the fiscal year ended December 31, 2007. The increases in the fiscal years 2006 and 2007 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2007, we had 1,654,387 of such accounts compared to 1,443,965 such accounts at December 2006 and compared to the 1,285,428 such accounts at December 31, 2005.

Income from credit cards operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 28,11% from Ps.75.9 million in the fiscal year ended December 31, 2005 to Ps.97.3 million in the fiscal year ended December 31, 2006, and in turn increased 55.22% to Ps.151.0 million in fiscal year ended December 31, 2007. The increases in the fiscal years 2006 and 2007 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2007, the total number of credit cards we issued amounted to 1,111,049 compared to 1,017,974 at December 31, 2006 and to 672,558 at December 31, 2005.

Fees related to foreign trade increased 18.58% from Ps.33.1 million in the fiscal year ended December 31, 2005 to Ps.39.2 million un the year ended December 31, 2006, and in turn increased 21.7% to Ps.47.7 millions in the year ended December 31, 2007. The increases in the fiscal years 2006 and 2007 were mainly due to increases in volume of foreign trade.

Credit related fees increased 25.87% from Ps.14.4 millions in the fiscal year ended December 31, 2005 to Ps.18.1 million in the fiscal year ended December 31, 2006, which in turn increased 108.8% to Ps.37.8 million in the fiscal year ended December 31, 2007. These increases were mainly due to the increase in granting of new loans due to the improvement in the economic situation of Argentina.

Fees related to fund management increased 26.28% from Ps.317.6 millions in the fiscal year ended December 31, 2005 to Ps.401.1 million in the fiscal year ended December 31, 2006, which in turn increased 21.18% to Ps.486.1 in the fiscal year ended December 31, 2007, as a result of an increase in fund management and pension fund management activities. Funds under management grew 3.59% to Ps17.3 billion in the fiscal year 2007 from Ps.16.7 billion in the fiscal year 2006, which in turn increased 30.5% from Ps.12.8 billion in the fiscal year 2005.

We placed special emphasis on creating funds under the concept of managing an investment portfolio diversified among the various kinds of financial assets, both local and foreign (shares, bonds and certificates of deposit). These fees increased during fiscal years 2007 and 2006 mainly due to the recovery of the economic environment in Argentina.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains are included in “Financial Income” under “Income from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by Francés Valores, BBVA Banco Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Banco Francés itself, which is recorded as “Financial Income” under “Income from Government and Private Securities”.

Income from capital markets and securities activities increased 19.33% from Ps.9.5 million in the fiscal year ended December 31, 2005 to Ps.11.3 million in the fiscal year ended December 31, 2006 mainly due to the increase in activity in placement of bonds and securities of private sector enterprises, and decreased 6.4% to Ps.10.6 million in the fiscal year ended December 31, 2007.

Rental of safety deposit boxes increased 22.94% from Ps.11.4 million in the fiscal year ended December 31, 2005 to Ps 14.0 million in the fiscal year December 31, 2006, and further increased 24.0% to Ps.17.4 million in the fiscal year ended December 31, 2007. These increases were mainly due to the increase in activity due to the improvement of the economic situation in Argentina and to increases in prices.

Fees related to insurance agency increased 119.1% from Ps.20.4 million in the fiscal year ended December 31, 2005 to Ps.44.7 million in the fiscal year ended December 31, 2006 and in turn increased 47.3% to Ps.65.8 million in the fiscal year ended December 31, 2007. These increases were due to the increase in consumer economic activity.

Fees related to guarantees decreased 38.97% from Ps.1.8 million in the fiscal year ended December 31, 2005 to Ps.1.1 million in the fiscal year ended December 31, 2006 and in turn decreased 27.1% to Ps.0.8 million in the fiscal year ended December 31, 2007. The decreases in fiscal years 2007, 2006 and 2005 were mainly due to a decrease in activity in this line of products.

Other service charge income increased 18.04% to Ps 134.5 million in the fiscal year ended December 31, 2007 from Ps.113.9 million in the fiscal year ended December 2006 and in turn increased 19.69% from Ps.95.2 million in fiscal year ended December 31, 2005 mainly due to an increase in fees for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees that we paid principally to other financial institutions and taxes on service charge income, increased 41.71% from Ps.77.8 million in the year ended December 31, 2005 to Ps.110.2 million in the year ended December 31, 2006, and in turn increased 44.22% to Ps.158.9 million in the fiscal year ended December 31, 2007 mainly as result of the increase in commissions paid by us and in service charge income.

Operating Expenses

Our operating expenses increased 21.22% to Ps.1,124.2 million in the fiscal year ended December 31, 2007 from Ps.927.4 million in the fiscal year ended December 31, 2006, which in turn increased 19.54% from Ps.775.8 million in the fiscal year ended December 31, 2005.

Operating expenses increased in the fiscal year 2007 mainly because of: (i) a 20.42% increase in personnel expenses, (ii) a 55.71% increase in advertising and promotion, (iii) a 112.35% increase in fees and external administrative service, (iv) a 43.31% increase in credit card advertising and issuance expenses, (v) a 34.22% increase in staff welfare, (vi) a 6.8% increase in other operating expenses, (vii) a 25.53% increase in maintenance and repairs, (viii) a 17.06% increase in depreciation of Bank premises and equipment, (ix) a 11.04% increase in taxes, (x) a 46.54% increase in courier transportation, (xi) a 17.73% increase in utilities, (xii) a 4.87% increase in rent, and (xiii) a 10.16% increase in business travel and development. Such increases were partially offset by a 4.38% decrease in amortization of organization and development expenses.

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

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos)
Personnel expenses	545,408	452,919	372,128
Fees and external administrative services	37,145	17,492	10,852
Taxes	52,119	46,937	37,818
Utilities	24,977	21,216	20,989
Depreciation of Bank property and equipment	37,203	31,781	29,248
Credit card advertising and issuance expense	43,303	30,217	16,302
Courier transportation	15,579	10,631	7,213
Advertising and promotion (excluding credit card advertising)	60,600	38,918	34,146
Maintenance and repairs	38,553	30,712	26,157
Business travel and development	18,317	16,628	12,961
Staff welfare	43,075	32,094	25,565
Amortization of organization and development expenses	21,961	22,967	28,082
Rentals	47,064	44,879	38,968
Other	138,857	130,013	115,406
Total	1,124,161	927,404	775,835

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 20.42% during fiscal year 2007, 21.71% during fiscal year 2006 and 20.66% during fiscal year 2005, principally as result of increases in salaries (which include payroll, termination payments and bonuses) and in the number of employees.

The number of our full-time employees increased from 3,618 in the fiscal year ended December 31, 2005 to 3,679 in the fiscal year ended December 31, 2006 and to 4,094 in the fiscal year ended December 31, 2007 (not including 1,865, 2,053 and 1,907 employees from non-banking subsidiaries, at December 31, 2007, 2006 and 2005, respectively). The increases in fiscal years 2007, 2006 and 2005 were mainly due to the recovery and increases of our business activity.

Advertising and promotion fees increased 55.71% to Ps.60.6 million in the fiscal year ended December 31, 2007 from Ps.38.9 million in the fiscal year ended December 31, 2006, which in turn increased 13.98% from Ps.34.1 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2007, 2006 and 2005 were mainly due to an increase of advertising expenses to credit products launched during those fiscal years.

Fees and external administrative services increased 112.35% to Ps.37.2 million in the fiscal year ended December 31, 2007 from Ps.17.5 million in the fiscal year ended December 31, 2006, which in turn increased 61.19% from Ps.10.9 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2007, 2006 and 2005 were mainly due to increases in the cost of services and in hiring external resources.

Credit card advertising and issuance expenses increased 55.71% to Ps.60.6 million in the fiscal year ended December 31, 2007 from Ps.30.2 million in the fiscal year ended December 31, 2006, which in turn increased 85.36% from Ps.16.3 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2007 and 2006 were mainly due to the launching of the credit card products.

Other operating expenses increased 6.8% to Ps.138.9 million in the fiscal year ended December 31, 2007 from Ps.130.0 in the fiscal year ended December 31, 2006, which in turn increased 12.66% from Ps.115.4 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2007 and 2006 were mainly due to the increases in costs and the increase in activity.

Staff welfare expenses increased 34.22% to Ps.43.8 million in the fiscal year ended December 31, 2007 from Ps.32.1 million in the fiscal year ended December 31, 2006, which in turn increased 25.54% from Ps.25.6 million in the fiscal year ended December 31, 2005. The increases were principally as result of increases in other personnel benefits and in the number of employees.

Maintenance and repairs expenses increased 25.53% to Ps.38.6 million in the fiscal year ended December 31, 2007 from Ps.30.7 million in the fiscal year ended December 31, 2006, which in turn increased 17.41% from Ps.26.2 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2007 and 2006 were mainly due to the higher maintenance and repairs costs.

Depreciation of property and equipment increased 17,06% to Ps.37.2 million in the fiscal year ended December 31, 2007 from Ps.31.8 million in the fiscal year ended December 31, 2006, which in turn increased 8.66% from Ps.29.2 million in the fiscal year ended December 31, 2005. The increases in fiscal years 2006 and 2007 were mainly due to increases in additions to the Bank´s properties and equipment.

Taxes, other than income tax, increased 11.04% to Ps.52.1 million in the fiscal year ended December 31, 2007 from Ps.46.9 million in the fiscal year ended December 31, 2006, which in turn increased 24.11% from Ps.37.8 million in fiscal year ended December 31, 2005. The increases in fiscal years 2007, 2006 and 2005 were mainly due to increase in activity.

Utility costs increased 17.73% to Ps.25.0 million in the fiscal year ended December 31, 2007 from Ps.21.2 million in the fiscal year ended December 31, 2006, which in turn increased 1.1% from Ps.21.0 million in fiscal year ended December 31, 2005. The increases in fiscal years 2007 and 2006 were mainly due to the higher activity level.

Rent expenses increased 4,87% to Ps.47.1 million in the fiscal year ended December 31, 2007 from Ps.44.9 million in the fiscal year ended December 31, 2006, which in turn increased 15.2% from Ps.39.0 million in fiscal year ended December 31, 2005. The increases in fiscal years 2007 and 2006 were mainly due to the higher rental costs. At December 31, 2007 our branch network consisted of 232 branches, of which 114 were located in properties we own and 118 were located in properties we lease.

Amortization of organization and development expenses decreased 4.38% to Ps.22.0 million in the fiscal year ended December 31, 2007 from Ps.23.0 million in the fiscal year ended December 31, 2006, which in turn decreased 18.21% from Ps.28.1 million in fiscal year ended December 31, 2005. The decreases in fiscal years 2007 and 2006 were mainly due to reductions in additions during those fiscal years.

Other Income

Other Income increased 163.42% to Ps.828.3 million in the fiscal year ended December 31, 2007 from Ps.314.4 million in the fiscal year ended December 31, 2006, which in turn decreased 35.01% from Ps.483.9 million in the fiscal year ended December 31, 2005. The increase in fiscal year 2007 was mainly due to a 401.83% increase in recoveries of charged off loans and reversal of allowances, a 85.37% increase in other income, a 84.75% increase in interest on other assets, a 118.67% increase in rentals, and a 78.96% increase in punitive interest. These increases were partially offset by a 53.05% decrease in income from long-term investments, and a 8.31% decrease in income from disposal of assets. The decrease in fiscal year 2006 was mainly due to a 47.47% decrease in Other income related mainly with a lower deferred income tax provision, a 81.28% decrease in punitive interest, a 1.5% decrease in recoveries of charged off loans and reversal of allowances and a 7.66% decrease in interest on other assets. These decreases were partially offset by a 594.81% increase in income from long-term investments, mainly due to the income on the sale of Credilogros Compañía Financiera (see Note 1.4. to the Consolidated Financial Statements), a 88.05% increase in income from disposal of assets and a 28.37% increase in rentals.

Other Expenses

Other Expenses increased 38.05% to Ps.1,584.8 million in fiscal year ended December 31, 2007 from Ps.1,199.9 million in the fiscal year ended December 31, 2006, which in turn increased 6.29% from Ps.1,128.9 in the fiscal year ended December 31, 2005.

The increase in the fiscal year ended in December 31, 2007 was mainly due to a 80.10% increase in Other expenses (from Ps.605.0 million in fiscal year ended December 31, 2006 to Ps.1,090.0 million in fiscal year ended December 31, 2007), a 23.19% increase in depreciation on differences paid on constitutional protection action (from Ps.262.3 million in fiscal year ended December 31, 2006 to Ps.323.1 million in fiscal year ended December 31, 2007), a 362.73% increase in depreciation of Other assets (from Ps.872.0 million in fiscal year ended December 31, 2006 to Ps.4,075.0 million in fiscal year ended December 31, 2007) partially offset by a 49.56% decrease in provisions for other receivables and other allowances (from Ps.312.5 million in fiscal year ended December 31, 2006 to Ps.157.6 million in fiscal year ended December 31, 2007), a 99.63% decrease in loss from disposal of assets (from Ps.8.5 million in fiscal year ended December 31, 2006 to Ps.0.03 million in fiscal year ended December 31, 2007).

The increase in the fiscal year ended December 31, 2006 was mainly due to a 19.25% increase in depreciation on differences paid on constitutional protection actions (from Ps.220.0 million in fiscal year ended December 31, 2005 to Ps.262.3 million in the fiscal year ended December 31, 2006) and a 35.27% increase in Other expenses (from Ps.447.2 million in fiscal year ended December 31, 2005 to Ps.605.0 million in fiscal year ended December 31, 2006) partially offset by a 68.62% decrease in loss from disposal of assets (from Ps.27.0 million in fiscal year ended December 31, 2005 to Ps.8.5 million in fiscal year ended December 31, 2006), a 26.11% decrease in provisions for other receivables and other allowances (from Ps.422.9 million in fiscal year ended December 31, 2005 to Ps.312.5 million in fiscal year ended December 31, 2006) and a 35.12% decrease in depreciation of Other assets (from Ps.447.2 million in fiscal year ended December 31, 2005 to Ps.605.0 million in fiscal year ended December 31, 2006).

Income Tax

Income Tax expenses was Ps.50.4 million in the fiscal year ended December 31, 2007, a 29.7% decrease from Ps.71.7 million in fiscal year ended December 31, 2006, which in turn represents a 283.07% increase over the Ps.18.7 million in the fiscal year ended December 31, 2005. The decrease in fiscal year 2007 and the increase in fiscal 2006 were mainly to the temporary differences originated in each fiscal year due to the deferred tax method of accounting.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	304,984	290,733	153,067
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	106,744	101,757	53,573
Deferred tax	(98,525)	(8,050)	(84,700)
Tax-exempt income	(26,875)	(27,763)	(54,363)
Allowances on deferred tax assets	98,525	8,050	84,700
Other	(154,205)	(145,674)	(12,815)
Income tax (gain) / loss	(74,336)	(71,680)	(13,605)
(Allowances)	—	—	—
Income tax (gain) / loss, net	(74,336)	(71,680)	(13,605)
Actual income tax	74,336	71,680	13,605
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries is tax exempt, and depreciation of goodwill is not tax deductible. Second, effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 20.1. to the Consolidated Financial Statements.

Minority interest in subsidiaries

Loss on minority interest was Ps.19.5 million in the fiscal year ended December 31, 2007; Ps.39.0 million in the fiscal year ended December 31, 2006 and Ps.17.1 million in the fiscal year ended December 31, 2005. These changes were mainly due to the changes in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the changes in net income of PSA Compañía Financiera S.A. (in which we hold a 50% interest).

Financial Condition

Total Assets

At December 31, 2007 we had total assets of Ps.22,023.0 million, which represented a 16.93% increase from the Ps.18,834.6 million as of December 31, 2006.

The increase was mainly due to the following: a 19.47% increase in Loans net of allowances (from Ps.9,534.2 million at December 31, 2006 to Ps.11,390.1 million at December 31, 2007) mainly due to the increase in loans to the private sector and a decrease in loans to the public sector; a 18.51% increase in Government and private securities (from Ps.4,372.0 million at December 31, 2006 to Ps.5,181.3 at December 31, 2007); a 23.87% increase in Cash and due from banks (from Ps.2,558.5 million at December 31, 2006 to Ps.3,169.3 million at December 31, 2007); a 37.56% increase in Items under financial lease (from Ps.235.2 million at December 31, 2006 to Ps.323.5 million at December 31, 2007); a 26.48% increase in Other receivables (from Ps.283.0 million at December 31, 2006 to Ps.358.0 million at December 31, 2007) mainly due to the increase in tax credit on minimum presumed income and prepayments; a 4.21% increase in Other receivables from financial transactions (from Ps.917.5 million at December 31, 2006 to Ps.956.2 million at December 31, 2007); a 46.26% increase in Investments in Other companies (from Ps.54.4 million at December 31, 2006 to Ps.78.0 million at December 31, 2007); a 10.62% increase in Other assets (from Ps.35.2 million at December 31, 2006 to Ps.39.0 million at December 31, 2007); and a 0.43% increase in Bank premises and equipment (from Ps.397.9 million at December 2006 to Ps.400.0 million at December 31, 2007).

These increases were partially offset by: a 71.44% decrease in Intangible assets (from Ps.407.5 million at December 31, 2006 to Ps.116.4 million at December 31, 2007) mainly due to depreciation of constitutional protection actions during the fiscal year; a 98.28% decrease in Other assets (from Ps.35.2 million at December 31, 2006 to Ps.0.5 million at December 31, 2007) and a 13.24% decrease in suspense items (from Ps.13.0 million at December 31, 2006 to Ps.11.3 million at December 31, 2007).

Total Liabilities and Stockholders’ Equity

At December 31, 2007, we had total liabilities and minority interests in subsidiaries of Ps.19,966.2 million, representing a 16.93% increase from the Ps.16,880.0 million at December 31, 2006.

The increase was mainly due to the following: a 20.02% increase in deposits (from Ps.12,505.8 million at December 31, 2006 to Ps.15,009.8 million at December 31, 2007) mainly due to increase in time deposits, saving and checking accounts, a 16.93% increase in Other subsidiaries liabilities (from Ps.1,835.9 million at December 31, 2006 to Ps.2,146.7 million at December 31, 2007), a 17.93% increase in Other Liabilities from financial transactions (from Ps.1,484.0 million at December 31, 2006 to Ps.1,750.0 million at December 31, 2007) mainly due to the increase in credit lines from foreign banks partially offset by the repayment in advance of  the outstanding amount of the Corporate Bonds issued (see Note 10 to the Consolidated Financial Statements), a 10.25% increase in Other liabilities (from Ps.340.1 million at December 31, 2006 to Ps.375.0 million at December 31, 2007), a 9.03% increase in Minority interest in subsidiaries (from Ps.216.5 million at December 31, 2006 to Ps.236.0 million at December 31, 2007), a 68.59 increase in suspens items (from Ps.4.0 million at December 31, 2006 to Ps.6.7 million at December 31, 2007) partially offset by a 10.51% decrease in allowances (from Ps.493.8 million at December 31, 2006 to Ps.442.0 million at December 31, 2007).

Stockholders´ Equity increased from Ps.1,954.6 million at December 31, 2006 to Ps.2,056.8 million at December 31, 2007. The 5.23% increase reflected Net income of the year (Ps.235.0 million) partially offset by the (Ps.90 million) dividend paid in May  2007 and the Unrealized valuation difference (Ps.42,796).

According to the Central Bank´s Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”. These were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and any increase due to the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity.  As of December 31, 2007, the amount recorded was 42,796 (loss).

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates. For a detailed description of our Assets and Liabilities Committee see “Directors and Senior Management - Special Committees - Assets and Liabilities Committee”.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 46.37%, 44.67% and 44.11% at December 31, 2007, 2006 and 2005, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2007 totaled Ps.15,009.8 million.

Under a medium-term note program, that expired in December 2005, we issued the first series of subordinated corporate bonds, on March 31, 1998, in the amount of U.S.$150 million, at an annual floating interest rate of LIBOR plus 3.3 points, maturing on March 31, 2005. As of December 31, 2002 we had capitalized U.S.$130 million of the above mentioned subordinated debt. As of December 31, 2004 the outstanding capital of this debt amounted to U.S.$20 million, which was paid on March 31, 2005 upon maturity.

On April 27, 2000, the general ordinary and extraordinary shareholders meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Medium-Term Note Program to U.S.$1,000 million. The shareholders meeting also approved the creation of a short-term program to be issued in various series and classes for a total outstanding amount of up to U.S.$300 million (or its equivalent in other currency) for five years. Under this program we can issue corporate bonds (not convertible into shares) maturing in one year or less with or without third party guarantees according to the dispositions of the Board of Directors.

On October 31, 2000, we issued corporate bonds in the amount of U.S.$150 million face value, at a price equal to 100% of the face value, with an annual interest rate of LIBOR plus 145 basis points, payable on a semi-annual basis maturing on October 31, 2002, to be amortized upon maturity. On October 2002 we agreed to refinance these corporate bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 5% payment of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond at 180 days of the issuance and the balance in one year. In November 2003 we agreed upon the refinancing of these bonds through the issue of a new series of bonds. Such refinancing included the interest payment and a 10% payment of the capital as of November 26, 2003, and the remaining in semi-annual instalments with final maturity on October 31, 2008. As of December 31, 2006 the principal outstanding of this debt amounts to U.S.$81.0 million. Section 36 of Law No. 23,576, states that in order for the issuance of notes to be subject to fiscal benefits, said notes must be sold by public offering procedures, and their proceeds must be invested: (i) in physical assets situated in Argentina; (ii) in working capital in Argentina; (iii) for the refinancing of debt; or (iv) for the payment of irrevocable contributions in affiliate companies of the issuer, if their proceeds are exclusively invested as described in (i) and (ii). On February 9, 2007, the Bank’s Board of Directors adopted a resolution to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank´s officials the powers to determine the manner, terms and conditions for said repayment. On March 14, 2007 we paid the outstanding amount of this debt.

The shareholders meeting held on July 15, 2003, approved the creation of a new medium-term note program, for five years, for the issuance and re-issuance of simple notes (Obligaciones Negociables), non-convertible into shares with common guarantee or such guarantees determined by the Board of Directors and subordinated notes without guarantee, convertible or non-convertible into shares, for a total outstanding amount of up to U.S.$300 million according to the provisions of the Central Bank’s Communications “A” 2970 and “A” 3558 as amended under Law No. 23,576 as amended by Law No. 23,962.

On December 22, 2003 we paid a Ps.60 million seven-year loan plus CER (originally U.S.$60 million) granted by the Fiduciary Fund for Assistance to Financial and Insurance Institutions to Banco de Crédito Argentino, on December 20, 1996, for the financing of the acquisition of certain assets and liabilities.

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

On December 29, 2004, we paid the last instalment of subordinated corporate bonds issued by Corpbanca, which we thereby acquired. This debt was originally stated in dollars for an amount of U.S.$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position at the time of each interest and principal payment. Upon the appeal’s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were expanded. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005, executed by the Argentine Minister of Economy and Production, which dismissed the Hierarchical Remedy sought. On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of U.S.$25,604 thousand was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect was compensated during October 2006, with Boden 2012 having been subscribed for a nominal value of dollars 50,288. On November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies (FFRE) a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund (see Note 11. to the Consolidated Financial Statements), offering to pay for all purposes the total amount of Ps.84,337. Since January 22, 2007 the Trust Fund has requested several extensions, the last until April 15, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected. On April 13, 2007 the FFRE accepted the proposal of cancellation above mentioned for an amount of Ps.88,462, for which the Bank proceeded to transfer the funds corresponding to cancel fully and totally the debt on April 20, 2007. The difference of Ps.4,125 was absorbed with allowances recorded to such purpose at the end of the prior year.

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

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We had to face a persistent drain of deposits, lawsuits brought by depositors to get back their deposits in cash and in their original currency, and the maturing of our foreign currency liabilities. At December 31, 2006, we have repaid a total of approximately U.S.$105.3 million and Ps.2,220.3 million in connection with lawsuits brought by depositors.

Capital Resources

At the regular and special stockholders meeting held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares might be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or with loans granted by BBVA to the Bank. The Bank management, at its meeting of December 5, 2002, decided to: approve the assets to be contributed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of U.S.$79.3 million; establish the value of subordinated corporate bonds to capitalize in U.S.$58.10 per U.S.$100 nominal value, based on valuation reports made by independent third parties; and establish the amount of shares to be listed as 209,631,892.

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

On November 2, 2004, BBVA subscribed to 65,326,744 new shares. The integration of the amount of Ps.230,603,406.32 corresponding to the new shares is carried out by the capitalization of BBVA by means of a loan amounting to U.S.$77,701,464.68 plus interest up to November 2, 2004 inclusive, of U.S.$21,288.07.

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

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a significant part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behaviour may differ from that of the interest rate. In this sense, the aforementioned adjusted CER deposits help to reduce the long CER adjusted position.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2007
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	2,243,864	—	—	—	—	2,243,864
Government securities	4,804,327	129,681	55,524	3,643	4,267	4,997,442
Corporate bonds	113,848	8,782	5,431	2,926	—	130,987
Loans (1)	7,405,833	2,179,951	1,788,900	161,181	53,077	11,588,942
Total	14,567,872	2,318,414	1,849,855	167,750	57,344	18,961,235
Interest-bearing liabilities
Deposits	11,567,288	603,016	3,168	—	—	12,173,472
Due to other banks	1,296,227	74,737	65,391	1,975	—	1,438,330
Total	12,863,515	677,753	68,559	1,975	—	13,611,802
Asset/liability gap	1,704,357	1,640,661	1,781,296	165,775	57,344	5,349,433
Cumulative sensitivity gap	1,704,357	3,345,018	5,126,314	5,292,089	5,349,433
Cumulative sensitivity gap as a percentage of total interest-earning assets	8.99%	17.64%	27.04%	27.91%	28.21%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2007
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,487,323	—	—	—	—	1,487,323
Government securities	4,772,208	129,388	17,970	308	1,351	4,921,225
Corporate bonds	49,912	—	—	—	—	49,912
Loans (1)	5,844,084	1,464,096	1,782,380	161,181	53,077	9,304,818
Total	12,153,527	1,593,484	1,800,350	161,489	54,428	15,763,278
Interest-bearing liabilities:
Deposits	9,427,035	362,009	2,290	—	—	9,791,334
Due to other banks	336,960	46,114	65,391	1,975	—	450,440
Total	9,763,995	408,123	67,681	1,975	—	10,241,774
Asset/liability gap	2,389,532	1,185,361	1,732,669	159,514	54,428	5,521,504
Cumulative sensitivity gap	2,389,532	3,574,893	5,307,562	5,467,076	5,521,504
Cumulative sensitivity gap as a percentage of total interest-earning assets	15.16%	22.68%	33.67%	34.68%	35.03%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2007
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	756,541	—	—	—	—	756,541
Government securities	32,119	293	37,554	3,335	2,916	76,217
Corporate bonds	63,936	8,782	5,431	2,926	—	81,075
Loans (1)	1,561,749	715,855	6,520	—	—	2,284,124
Total	2,414,345	724,930	49,505	6,261	2,916	3,197,957
Interest-bearing liabilities:
Deposits	2,140,253	241,007	878	—	—	2,382,138
Due to other banks	959,267	28,623	—	—	—	987,890
Total	3,099,520	269,630	878	—	—	3,370,028
Asset/liability gap	(685,175)	455,300	48,627	6,261	2,916	(172,071)
Cumulative sensitivity gap	(685,175)	(229,875)	(181,248)	(174,987)	(172,071)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(21.43)%	(7.19)%	(5.67)%	(5.47)%	(5.38)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2007, our total foreign exchange-denominated asset position was Ps.3,728.9 million and our total foreign exchange-denominated liability position was Ps.3,502.7 million, resulting in a net asset currency position of Ps.226.2 million, which is 11.00% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2007, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 19.12. to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2007 we had a consolidated excess capital of Ps.949.5 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,233.0 million under the Argentine risk-based capital guidelines (which are based on the Basle Committee). As of December 31, 2006 our excess capital amounted to Ps.1,085.1 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions to Ps.2,089.7 million. As of December 31, 2005, our excess capital amounted to Ps.1,021.4 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, of Ps.1,889.9 million.

As of December 31, 2007, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2007, 2006 and 2005, our stockholders’ equity was Ps.2,056.8 million, Ps.1,954.6 million and Ps.1,801.6 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 9.82%, 10.79% and 10.88%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements also on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to BBVA Banco Francés in the form of cash dividends, loans, advances - subject to the regulations of each industry- or by other means. However, there can be no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity.

As of December 31, 2007, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2007 (4)	2006 (4)	2005 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	760,014	540,415	331,836
Allocated to Bank premises and equipment, intangible assets and equity investment assets	94,852	116,944	132,125
Interest rate risk	174,544	98,833	97,950
Incremental minimum capital requirements originated in excesses in other regulations	—	—	197,645
Public sector and securities in investment account	145,882	99,227	70,877
A- Minimal exigency by adds up risks	1,175,292	855,419	830,433

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	1,068,636	931,187	768,793

Maximum between A and B	1,175,292	931,187	830,433
Market risk	108,280	73,367	38,079
Required minimum capital under Central Bank rules	1,283,572	1,004,554	868,512

Basic net worth	1,864,585	1,774,548	1,684,343
Complementary net worth	235,272	190,866	122,207
Deductions	(102,835)	(92,186)	(105,617)
Minority interest	236,018	216,480	188,960
Total capital under Central Bank rules	2,233,040	2,089,708	1,889,893

Excess capital	949,468	1,085,154	1,021,381

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	9.82%	10.79%	10.88%
Total liabilities as a multiple of total stockholders’ equity	9.71x	8.64x	7.77x
Cash and due from banks as a percentage of total deposits	21.12%	20.46%	15.18%
Liquid assets as a percentage of total deposits (1)(3)	55.63%	55.42%	48.20%
Loans as a percentage of total assets	51.72%	50.62%	53.06%

(1)	See “Information on the Company—The Argentine Banking System and its Regulatory Framework —Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2007, 2006 and 2005, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.53,432, Ps.46,559 and Ps.38,440 as at December 31, 2007, 2006 and 2005, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by Period (in thousands of Pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1,584,590	1,490,599	86,421	7,191	379
Operating leases	98,218	17,611	27,872	20,309	32,426
Total	1,682,808	1,508,210	114,293	27,500	32,805

Commercial commitments
Lines of credit	26,185	26,185	—	—	—
Foreign trade acceptances	196,522	195,575	947	—	—
Guarantees	270,396	134,358	241	8,147	127,650
Standby repurchase obligations	165,431	165,431	—	—	—
Total	658,534	521,549	1,188	8,147	127,650

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 19.18 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2007 are explained in Note 19.18. to the Consolidated Financial Statements.

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

Financial Trusts

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See Note 9. to the Consolidated Financial Statements.

Non Financial Trusts

In addition, we act as trustee in 44 non financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.588.4 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 9. to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 20. to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2007, 2006 and 2005 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1. to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect would have caused our net income to decrease by Ps.166.5 million and Ps.34.5 million as of December 31, 2007 and 2006, respectively, and increase by Ps.19.3 million for the fiscal year ended December 31, 2005. In addition, stockholders’ equity would have increased by Ps.374.2 million, Ps.489.7 million and Ps.536.6 million as of December 31, 2007, 2006 and 2005, respectively.

In addition, as mentioned in Note 5.2. to the Consolidated Financial Statements, the Bank, as requested by the Central Bank, record an asset for the credit for tax on minimum presumed income. Had U.S. GAAP been applied, the Bank’s net income would be decreased by Ps.1.0 million as of December 31, 2005.

Under Argentine Banking GAAP, loan origination and issuance credit card’s fees are recognized when collected. Under U.S. SFAS No. 91, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to decrease our net income by Ps.9.8 million, Ps.15.6 million and Ps.2.3 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.48.5 million, Ps.38.6 million and Ps.23.1 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged-off to income when incurred. If U.S. GAAP had been applied, our assets would have decreased by Ps.6.8 million, Ps.11.4 million and Ps.16.9 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Our net income would have increased by Ps.4.5 million and Ps.5.5 million for the fiscal years ended December 31, 2007 and 2006, respectively, and would be decreased by Ps.0.5 million for the fiscal year ended December 31, 2005.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.31.5 million, Ps.76.3 million and Ps.173.0 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Our net income would have increased by Ps.147.6 million, Ps.61.2 million and Ps.383.3 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.1.0 million for the fiscal year ended December 31, 2006 and would be increased by Ps.4.5 million for the fiscal year ended December 31, 2005. On the other hand, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have increased by Ps.1.0 million, Ps.5.5 million and Ps.12.4 million, respectively.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.107.2 million, Ps.70.2 million and Ps.49.6 million at December 31, 2007, 2006 and 2005, respectively. On the other hand, the income for the years ended December 31, 2007, 2006 and 2005 would be increased by Ps.37.0 million, Ps.20.7 million and Ps.12.0 million, respectively.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets by Ps.342.4 million, Ps.559.2 million and Ps.909.5 million at December 31, 2007, 2006 and 2005, respectively. On the other hand, income would be increased by Ps.216.8 million, Ps.350.3 million and Ps.912.3 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would decrease assets by Ps.149.0 million at December 31, 2005. On the other hand, income for the years ended December 31, 2006 and 2005 would be increased by Ps.149.0 million and Ps.26.3 million, respectively.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.78.2 million, Ps.363.9 million and Ps.586.5 million at December 31, 2007, 2006 and 2005, respectively. On the other hand, net income would have increased by Ps.285.7 million, Ps.222.6 million and Ps.152.8 million at December 31, 2007, 2006 and 2005, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.27.8 million, Ps.21.8 million and Ps.18.8 million at December 31, 2007, 2006 and 2005, respectively. On the other hand, the income for the years ended December 31, 2007, 2006 and 2005 would be decreased by Ps.6.0 million, Ps.3.1 million and Ps.5.9 million, respectively.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.60.0 million, Ps.48.4 million and Ps.44.8 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Net income would have decreased by Ps.11.6 million, Ps.3.6 million and Ps.8.8 million for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.1,191.4 million and Ps.898.4 million at December 31, 2007 and 2006, respectively.

Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions as a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.83.5 million and Ps.71.9 million at December 31, 2007 and 2006, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.196.5 million and Ps.100.6 million at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the subsidiary Consolidar AFJP, manages a retirement and pension plan for an amount of Ps.17.3 billion and Ps.16.7 billion, respectively. Consolidar AFJP S.A. maintains provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators. The effects of adjustments required to state such amounts in accordance with U.S. GAAP would have decreased stockholders’ equity by Ps.230.2 million and Ps.209.0 million at December 31, 2006 and 2005, respectively. On the other hand, income for the fiscal year ended December 31, 2007 would be increased by Ps.230.2 million and for the fiscal years ended December 31, 2006 and 2005 would have decreased by Ps.21.2 million and Ps.36.1 million, respectively.

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with de accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.e). and 6.). Had U.S. GAAP been applied, liabilities would be decreased by Ps.16.9 million, Ps.30.2 million and Ps.10.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. On the other hand, income for the year ended December 31, 2007 would be decreased by Ps.13.3 million and for the fiscal years ended December 31, 2006 and 2005 would be increased by Ps.20.0 million and Ps.46.9 million, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be to increase assets by Ps.254.9 million for fiscal years ended December 31, 2007, 2006 and 2005.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.42.5 million, Ps.35.9 million and Ps.29.2 million at December 31, 2007, 2006 and 2005, respectively. Additionally, the income would be increased by Ps.6.6 million for the fiscal years ended December 31, 2007, 2006 and 2005.

SFAS No. 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million for the fiscal years ended December 31, 2007, 2006 and 2005.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, our assets and liabilities would have increased by Ps.4.9 million and Ps.8.3 million, respectively, at December 31, 2007. On the other hand, income for the fiscal year ended December 31, 2007 would had decreased by Ps.3.4 million.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.17.). Had U.S. GAAP been applied Allowances for other contingencies would have decreased by Ps.44.8 million at December 31, 2006. On the other hand, income for the fiscal year ended December 31, 2007 would have decreased by Ps.44.8 million and would have increased by Ps.44.8 for the fiscal year ended December 31, 2006.

Calculated in accordance with U.S. GAAP, our net income for the fiscal years ended December 31, 2007, 2006 and 2005 would have been Ps.909.1 million, Ps.977.5 million and Ps.1,634.6 million, respectively. Under Argentine Banking GAAP, our net income was Ps.235.0 million, Ps.180.0 million and Ps.117.2 million, for the same respective periods.

Credit Ratings

The international rating agencies downgraded our ratings in 2001 and 2002, following the crisis and the downgrade of the sovereign ceiling. Standard & Poor’s rated our counterparty credit risk rating “SD” (selective default) and our senior debt rating “CC” and Moody’s Investors Service rated our financial strength credit rating “E” and our senior debt rating “Ca”.

As of June 15, 2002, we asked the international rating agencies to temporarily suspend the ratings of BBVA Banco Francés. We made this decision within cost reduction measures and because we believed that our ratings would not improve in the medium term in light of the deep crisis in Argentina and in the financial system.

As of June 1, 2005, with the completion of the sovereign debt restructuring, Standard & Poor upgraded the new sovereign debt to B- and currently maintains a rating of B+, with stable outlook. As of September 2007, Standard & Poor’s confirmed its rating for the Argentine sovereign debt. Accordingly, Standard & Poor’s rated “AA” BBVA Banco Francés’ local counterparty credit risk rating and “AA” its senior debt rating.

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

Trend Information

In light of the strong economic activity and fiscal solvency, coupled with a stable exchange rate and inflation under control, the financial system will continue to be focused, during 2008, in further expanding the private sector lending activity, with emphasis in the middle-market and retail segment, while reinforcing the transactional business. Solid credit growth was mainly biased towards short and medium-term loans in the corporate market, personal loans and credit cards in the consumer segment, representing a clear trend for the years to come. However, no assurance can be given that credit demand will remain strong and that this trend will continue. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Information on the Company-Business Overview”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The corporate by-laws of BBVA Banco Francés S.A. state that the Bank’s management corresponds to a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and may be re-elected (the “Board”). The by-laws also foresee the appointment of alternate directors. According to the by-laws, the Board meets at least once per month.

The table below indicates the names of the members of our Board, their present position in the company, their business background and the date of expiration of the period for which they were elected.

The Regular and Special Shareholders Meeting held on April 26, 2007 (i) re-elected two regular directors, Messrs. Marcelo Canestri and Javier D’Ornellas, for a period of three years; and (ii) elected José Manuel Tamayo Pérez as new director to replace José Carlos Plá Royo, also for a period of three years. After the relevant appointments to executives officers, the Board was constituted as follows: Mr. Jorge Carlos Bledel as President, Mr. José Manuel Tamayo Pérez, as Vice Chairman and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas and Oscar Miguel Castro as Regular Directors. Also Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were elected as alternate members of the Board. The Regular and Special Shareholders Meeting held on March 28, 2008, elected Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as new directors for a period of three years.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience

Jorge Carlos Bledel (*)	December 2008	Chairman	04/19/1954
Present principal occupations:
Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Vice Chairman, Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Chairman, Inversora Otar S.A. (“Inversora Otar”);

Business experience: Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman, Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”); Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Seguros de Retiro”); Chairman, BBVA Consolidar Seguros S.A. (“BBVA Seguros”) and Chairman, Consolidar Salud S.A. (“Consolidar Salud”). Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Banco Francés; Wholesale Banking Director, BBVA Banco Francés and Retail Banking Director, BBVA Banco Francés.

Mr. Bledel joined the staff of BBVA Banco Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez (**)	December 2009	Vice-chairman	05/22/1950
Present principal occupations:
Director, Consolidar AFJP; Director, Consolidar Seguros de Retiro.

Business experience: Retail Banking Director, BBVA S.A.; Retail Banking Director, BBVA Banco Francés S.A.; Marketing Director España and Portugal, BBVA S.A.

Mr. Tamayo Pérez was elected as Director in April 2007.

Marcelo Gustavo Canestri (***)	December 2009	Director	04/23/1953
Present principal occupations:
Director, Francés Valores; Director, Inversora Otar.

Business experience: Corporate Assistant Manager, BBVA Banco Francés; Wholesale Banking Assistant Manager, BBVA Banco Francés; Asset Management Director, BBVA Banco Francés and Financial Director, BBVA Banco Francés.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Javier José D’Ornellas (****)	December 2009	Director	06/07/1940
Present principal occupations
Director, Asociación Argentina Cultural Inglesa (AACI); Chairman, Rentar S.A.

Business experience: Director Inversiones Robert S.A.;
Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Chairman, Vidrios Lirquén S.A.; Chairman, Santa Lucía Cristal SACIF; Director, Concord S.A. Colombia and Director, Santa Lucia Cristais Brasil.

Mr. D’Ornellas was elected as Director in 1998.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience

Oscar Miguel Castro (****)	December 2008	Director	12/04/1945
Present principal occupations:
(Alternate) Statutory auditor, Transportadora Gas del Sur.

Business experience: Statutory auditor, Orígenes AFJP, Orígenes Retiro, Internacional Vida, Santander Sociedad de Bolsa, Banco Supervielle, Banco Rio, Banco Société Générale S.A., Axa Inversora, BBVA Banco Francés. Alternate statutory auditor: Banco Comafi, BNP Asset Management. Executive Committee of Financial Services member: Arthur Andersen Worldwide. Partner in charge of Financial Services Division: Arthur Andersen Latinamerica and Argentina. International Partner: Arthur Andersen.

Mr. Castro was elected as director in 2003.

Jesús Gonzalvo Lozano (**)	December 2010	Director	04/19/1952	Present principal occupations: Director, BBVA Banco Francés S.A. Business experience: Regional Director, Cataluña, Banco Bilbao Vizcaya Argentaria S.A.
Luis Bernardo Juango Fitero (**)	December 2010	Director	08/24/1949	Present principal occupations: Director, BBVA Banco Francés S.A. Business experience: President, Banco Bilbao Vizcaya Argentaria S.A. Colombia

_____________________
(*)
According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Messrs. Jorge Carlos Bledel does not qualify as independent director, as he is an employee of the Bank.

(**)
Mr. José Manuel Tamayo Pérez, Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero do not qualify as an independent director according to the independence criteria set forth by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, as he is a former employee of BBVA S.A.

(***)
According to General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Marcelo Gustavo Canestri does not qualify as independent director as he is a former employee of the Bank and he has not yet complied with the period required by the rule (three years from his resignation).

(****)
Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting dated April 27, 2006 re-elected Messrs. Jorge Carlos Bledel and Oscar Miguel Castro as regular directors and Messrs. Martín Ezequiel Zarich (Background: Director, Aplica Soluciones Argentina S.A.; Banking Development Director for the Americas of BBVA; Retail Banking Director; Financial Director; Mergers Director of BBVA Banco Francés; Planning Director of Banco de Crédito; Manager, Management Control, Banco de Crédito; Economist, Banco de Crédito; he joined Banco de Crédito in 1987); and Carlos Horacio Peguet (Background: Chairman and General Manager of Consolidar AFJP; Chairman of Consolidar ART; Chairman of Consolidar Salud; Chairman of Consolidar Seguros de Retiro; Chairman of Consolidar Seguros de Vida; Chairman of Consolidar Seguros; President of Clínica and Maternidad Santa Isabel S.A.; President of Clínica Bazterrica S.A.; Vicepresident of Assurex S.A.; Chairman, Consolidar Comercializadora S.A.; he joined Consolidar Group in 1994) as alternate directors for a period of three years; none of the alternate directors qualifies as an independent director as per General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting held on March 28, 2008, elected Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as new directors for a period of three years. After the relevant distribution of positions within  the Board was constituted as follows: Mr. Jorge Carlos Bledel as President, Mr. José Manuel Tamayo Pérez, as Vice Chairman and Messrs, Marcelo Gustavo Canestri, Javier D’Ornellas, Oscar Miguel Castro, Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as Regular Directors. As of the date of this annual report, the Central Bank had not issued the relevant authorization for the appointment of directors Mr. Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero. Also Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet were elected as alternate members of the Board.

Executive Officers

The table below shows the names of the members of the management committee who are our chief executives, their present position and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period, On December 7, 2007 the Board of BBVA Banco Francés approved a new organization schedule according to which the Management Committee was modified as indicated below:

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Carlos Bledel (*)	2001	Executive Chairman	04/19/1954
Director, Rombo Compañía Financiera; Vice Chairman, Francés Valores; Chairman, Inversora Otar S.A.; Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro; Chairman, Consolidar Seguros and Chairman Consolidar Salud.

Mr. Bledel joined BBVA Banco Francés in 1986.

José Carlos López Álvarez (*)	2003	Assistant Executive Director, Accounting and Risk Management Director	03/15/1959	General Subdirector and Financial Director of Banco del Comercio (Spain) and Vice Chairman, Risk Management Director and Financial Director of BBVA Brasil. Mr. López Alvarez joined the Bank in 2003.
Tomás Deane (**)	2003	Director, Global Wholesale Banking	03/29/1967	Mr. Deane joined the Bank in 1990, in the Financial Funds Administration Area.
Oscar Hugo Fantacone (*)	2002	Director, Retail Banking	03/27/1951
Director, Credilogros Compañía Financiera S.A.; Director, Rombo Compañía Financiera; Regular Director, Banelco S.A.; Regular Director Visa Argentina S.A.

Mr. Fantacone joined BBVA Banco Francés in 1982 as Special Credits Manager. He also acted as Services-to-client Manager and was promoted as Regional Director in 1997.

Marcelo Gustavo Canestri (***)	2001	Financial Director	04/23/1953
Director, Frances Valores; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar Seguros de Retiro; Alternate Director, Consolidar ART; Alternate Director, BBVA Seguros; Regular Director, Inversora Otar and Alternate Director, BBVA Seguros.

Mr. Canestri joined the Bank in 1973.

Martín Ezequiel Zarich	2007	Financial Director	09/04/1964
Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Banco Francés; Financial Director, BBVA Banco Francés; Retail Banking Director, BBVA Banco Francés; Director, Credilogros Compañía Financiera; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA. Group

Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, BBVA Banco Francés. Mr. Milstein joined the Bank in 1995.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Carlos E. Montoto	1998	Director, Human Resources	08/10/1957	Director, Atuel Fideicomisos S.A.; President, Promoción y Servicios Financieros S.A. Mr. Montoto joined BBVA Banco Francés in 1975.
Juan Eugenio Rogero González (*)	2005	Director, Risk Management	06/20/1956
Mr. Rogero González joined BBVA in 1973. His background includes: Branch Director Corporate Banking, Bilbao BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risk Control, BBVA.
Mr. Rogero González joined the Bank in 2005.

Jorge Gustavo Allen	2007	Director, Massive Distribution	12/7/1956
Goods and Services Manager, Banco Francés del Río de la Plata; Logistics Director, BBVA Banco Francés; President, BBVA Seguros; Territorial Director, BBVA Banco Francés.

Mr. Allen joined Banco Francés del Río de la Plata in 1994.

Néstor Esteban Gessaga (*)	2007	Director, Corporate Banking and Investment Banking	6/16/1955
Business Officer, Banco del Interior y Buenos Aires; Leader of the Commercial Team, Banco Supervielle Societe Generale; Corporate Banking Officer, Banco Francés del Río de la Plata; Team Leader Corporate Banking, Banco Francés del Río de la Plata; General Manager, BBVA Banco Francés Uruguay; Corporate Banking Manager, BBVA Banco Francés.

Mr. Gessaga joined Banco Francés del Río de la Plata in 1986.

Enrique César Bartolomé (*)	2007	Director, Innovation and Development	23/1/1965
Human Resources Analyst, Banco de Crédito Argentino; Team Leader Management Control, Budget and Audit, Banco de Crédito Argentino; Manager, Management and Budget Control, BBVA Banco Francés; Director, Transformation and Development BBVA Banco Francés.

Mr. Bartolomé joined Banco de Crédito Argentino in 1989.

Carlos Horacio Peguet (*)	2007	General Manager,, Consolidar	07/04/1954
President and General Manager, Consolidar AFJP; President, Consolidar ART; President, Consolidar Salud; President, Consolidar Seguros de Retiro; President, Consolidar Seguros de Vida; President, BBVA Consolidar Seguros; President, Clínica y Maternidad Santa Isabel; President, Clínica Bazterrica; Vicepresidente, Assurex; President, Consolidar Comercializadora.

Mr. Peguet joined Grupo Consolidar in 1994.

_____________________
(*)
According to the organization chart in force since December 7, 2007 the changes made to the Management Committee of BBVA Banco Francés, are as follows: Jorge Carlos Bledel, apart from being Executive President, is in charge of the Markets Department; José Carlos López Álvarez conducts the Presidency Areas Department; Oscar Fantacone, the Network Distribution Department; Martín Ezequiel Zarich, the Financial Department, in replacement of Mr. Marcelo Gustavo Canestri; Juan Eugenio Rogero González, the Risks Department. The following incorporations also took place: Jorge Gustavo Allen, took over the Mass Distribution Department; Néstor Esteban Gessaga, the Corporate Banking and Investment Banking Departments; Enrique César Bartolomé, the Innovation and Development Department; and Carlos Horacio Peguet, as General Manager of Consolidar.

(**)	Tomás Deane, resigned his functions with BBVA Banco Francés S.A. in November 2007.
(***)	Marcelo Gustavo Canestri resigned as Financial Director in May 2007.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment. Expect for mentioned in “Directors, Senior Management and Employees-Compensation of Directors and Officers”.

Supervisory Committee

The following table indicates the composition of the Supervisory Committee of BBVA Banco Francés until December 31, 2007:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2007
	Carlos Roberto Chiesa	December 31, 2007
	Alejandro Mosquera	December 31, 2007

Alternate	Osvaldo Pablo Alejandro Jofré	December 31, 2007
	Julieta Paula Pariso	December 31, 2007
	Paola Lorena Rolotti	December 31, 2007

As of December 31, 2007, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Biscardi & Asociados.

The General Ordinary and Special Shareholders Meeting of BBVA Banco Francés held on March 28, 2008, appointed the following members of the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2008
	Marcelino Agustín Cornejo	December 31, 2008
	Alejandro Mosquera	December 31, 2008

Alternate	Juan Manuel Minghini	December 31, 2008
	Julieta Paula Pariso	December 31, 2008
	Carolina Verónica Bouzas	December 31, 2008

Background information

Mario Rafael Biscardi: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., Met AFJP SA, Socotherm Americas SA and Inta Industria Textil Argentina S.A.

Marcelino Agustín Cornejo: Attorney-at-law, member of the law firm Biscardi & Asociados, member of the Supervisory Committee of Tubos Argentinos SA, Consolidar AFJP SA, Consolidar Compañía de Seguros de Vida SA, Consolidar Compañía de Seguros de Retiro SA, MET AFJP SA, Metlife Seguros de Vida SA, MetropolitanLife Seguros de Retiro SA.

Alejandro Mosquera: Attorney, a partner of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A.,Met AFJP SA, Socotherm Americas SA, Procter & Gamble Argentina S.R.L, and Inta Industria Textil Argentina S.A.

Juan Manuel Minghini: Attorney-at-law, member of the law firm Biscardi & Asociados.

Julieta Paula Pariso: Attorney, a member of the firm Biscardi & Asociados, he is a member of the Supervisory Committee of, inter alia, Supervielle S.A., Banco Banex S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., Sofital SAFeII, GMAC Cia. Financiera S.A. and Duke Enregy Cerros Colorados S.A.

Carolina Verónica Bouzas: Attorney-at-law, member of the law firm Biscardi & Asociados, member of the Supervisory Committe of Centro Posadas SA, Consolidar AFJP SA, Consolidar Compañía de Seguros de Vida SA, Consolidar Compañía de Seguros de Retiro SA, MET AFJP SA, Metlife Seguros de Vida SA, MetropolitanLife Seguros de Retiro SA

Both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as attorneys, have represented to the Bank that: (i) they are members of Biscardi & Asociados S.R.L. Law Firm and qualify as “independent” according to General

Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (ii) have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of LC.

Advisors

All legal advice is provided to the Bank by its own Legal Services Department.

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003, April 22, 2004, April 28, 2005, April 27, 2006, April 26, 2007 and March 28, 2008 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238, (ii) the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; and (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192, and (iv) the auditor of the financial statements for fiscal year closing on December 31, 2008 is Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164.

The firm Deloitte & Co. S.R.L. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

Audit Committee (I)

BBVA Banco Francés established the Audit Committee (I) as described in the Minutes of the Board of Directors No. 4989 to comply with the provisions set out by the Central Bank in its Communication “A” 2525, as supplemented, dated April 1997.

As of this date, the Audit Committee (I) is comprised of:

▪	Marcelo Gustavo Canestri

▪	José Manuel Tamayo Pérez

▪	Oscar Miguel Castro

▪	Eduardo Zerega

Permanent Assistants to the Committee: Jorge Carlos Bledel; Oscar Hugo Fantacone; José Carlos López Álvarez; Evelina Leoní Sarrailh, Martín Zarich and Javier D’Ornellas.

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

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

BBVA Banco Francés has an Audit Committee (II) created by resolution of the Board dated May 21, 2004. The Regular and Special Shareholders Meeting dated April 27, 2006, appointed José Manuel Tamayo Pérez to replace José Carlos Plá Royo in compliance with Section 303A.07(b) NYSE, according to which as from July 1, 2005 all members of the Audit Committee must be “independent”.

With the appointment of José Manuel Tamayo Pérez, the Audit Committee (II) consists of three members of the Board, two of which are independent directors in terms of Decree No. 677/01 and Resolution No. 400/02, are elected for three years and may be re-elected.

Its present composition, according to Board’s Resolution dated April 27, 2007, is the following:

Members:	José Manuel Tamayo Pérez
Oscar Miguel Castro
Javier D’Ornellas

The powers and duties of the Audit Committee (II) are as follows:

▪	To render an opinion on the Board’s proposal to appoint the external auditors to be retained by the company, and ensure their independence.

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

Compensation of Directors and Officers

We do not have a compensation committee.

The aggregate amount of compensation paid by BBVA Banco Francés and its subsidiaries during the fiscal year ended December 31, 2007, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.20.7 million. This amount also includes compensation accrued during 2006 and paid in 2007. Compensation in the amount of Ps.15.6 million accrued during 2007 and was fully paid in 2008 before the date of this annual report. During the fiscal year ended December 31, 2007, BBVA Banco Francés was required to set aside Ps.0.9 million to provide defined contribution pension plans (see Note 19.15. to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Technical Operations, (iv) Disclosure, (v) Internal Control Evaluation, among others.

▪	Management Committee

As at December 31, 2007 the Management Committee is formed by: (i) Jorge Carlos Bledel, (ii) Martín Ezequiel Zarich, (iii) Carlos Eduardo Montoto, (iv) Oscar Hugo Fantacone, (v) Gabriel Milstein, (vi) Tomás Deane, (vii) José Carlos López Álvarez and (viii) Juan Eugenio Rogero González.

However, considering that on December 7, 2007 the Board approved a new organization chart, the Management Committee for the period starting December 2007 was constituted as follows: (i) Jorge Carlos Bledel, (ii) Martín Ezequiel Zarich, (iii) Carlos Eduardo Montoto, (iv) Oscar Hugo Fantacone, (v) Gabriel Milstein, (vi) José Carlos López Alvarez, (vii) Juan Eugenio Rogero González, (viii) Jorge Allen, (ix) Néstro Gessaga, (x) Enrique Bartolomé and (xi) Carlos Horacio Peguet.

The obligations of the Management Committee are to: (i) fix the business and investment strategies, the general risks policies, the human resources policies and cooperation with the company’s General Manager; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget; (iv) monitor its evolution and determine corrective measures according to internal and market variables, and (v) create business synergies with other companies of the group.

▪	Computer Technology Committee

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and is constituted by: (i) Gabriel Milstein, (ii) Oscar Fantacone, (iii) Marcelo Gustavo Canestri, (iv) Eduardo Zerega and (v) Guillermo de la Plaza.

▪	Technical Operations Committee

The Technical Operations Committee (“CTO”) consists of: (i) the Executive Director; (ii) the Risk Coordination and Control Manager; (iii) the Wholesale Risks Manager or the Retail Risks Manager, as may be applicable; (iv) the Legal Recovery and Bankruptcy Manager, if applicable; (v) the person in charge of Admission or Recovery in the relevant business area; and (vi) Analysts and Risk Officers.

The obligations of the Risks Committee are as follows:

(1)
To resolve on proposals which exceed the powers delegated to the Credit Risk Committee (CRC) or the Central Tracking Committee (CTC), and submit recommendations in cases where the final decision must be made by the Bank’s executive levels.

(2)
To approve qualifications for regularly adjusted amounts and special risks amounts that have been delegated as such (risks linked to Communications Media, Political Parties, Trade Unions, or related to BBVA Banco Francés or its officers). If it is a qualification proposal exceeding the above-mentioned amounts, it must be first approved by the CTO and then the “Companies and Wholesale Risks” or the “Retail Risks” sector, as may be applicable, must send all background information to the Central Credit Risks Unit for it to be confirmed according to the regulations in force for such circumstances.The Companies and “Wholesale Risks” or the “Retail Risks” area, as may be applicable, will conduct the relevant procedures before the Central Credit Risks Unit (CCRU) until a decision is made.

(3)	To decide on rebates and penalties according to the regulations in force and delegated amounts

▪	Assetts and Liabilities Committee

The Assets and Liabilities Committee is formed by : (i) the assistant Executive Director for Accounting and Risks Management, José Carlos López Álvarez,; (ii) the Wholesale Banking Director, Tomás Deane; (iii) the Retail Banking Director, Oscar Hugo Fantacone; (iv) the Chief Financial Officer, Martín Zarich (v) the Financial Management Director, Carlos Marí; and (vii) the Financial Control Director, Enrique Savanti.

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

The Disclosure Committee consists of: (i) the Assistant Director to the Executive Director, José Carlos López Álvarez, (ii) the Director of the Financial Area (President), Martín Ezequiel Zarich (iii) the Legal Services Director, Evelina Leoní Sarrailh, (iv) the Audit Director, Eduardo Zerega, (v) the Accounting Manager, Mónica Etcheverry (vi) the Planning and MIS Manager, Enrique Savanti; (vii) Independent Director, Oscar Miguel Castro; and (viii) the Secretary for Relations with Investors, Daniel Sandigliano.

The General Functions of the Disclosure Committee are to make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents its financial situation and the results of its operations, and is communicated in compliance with the terms and other requirements of the applicable regulations and with general market operation and good corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the Financial Statements as well as of any accounting or financial information which must be registered with the CNV and other regulatory bodies and agents of the stock exchanges where the shares of BBVA Banco Francés are listed.

▪	Asset Laundering and Terrorism Financing Prevention Committee

During most of the fiscal year 2007, the Asset Laundering and Terrorism Financing Prevention Committee was conformed by: the Regulatory Compliance director (Coordinator); the officer from the Regulatory Compliance director (Vice-Coordinator) in charge of Asset Laundering, the Director of BBVA Banco Francés (member), the officer responsible for Anti-Laundering Activities, a Regular Director (member) of the Board of BBVA Banco Francés; the Chief, Financial Business (member), the officer from the Regulatory Compliance director (Vice-Coordinator) responsible for Related Companies, the Director of the Legal Services Department (Vice-Coordinator), the Director of the Audit Department (Vice-Coordinator), a Representative (Secretary) from the Legal services Department, the Director (member) of the Media Department, the Director (member) of the Human Resources and Quality Department, the Commercial Banking Director, the Financial Companies Area Manager of the Commercial Banking Department (member), the Internal Control and Regulatory Compliance Manager of Consolidar (member), the President of Francés Valores Sociedad de Bolsa S.A. (member), and the President of Francés Administradora de Inversiones S.A. (member).

As of December 2007, by virtue of the changes made in the organization structure as approved in the Board of Directors meeting of December 7, 2007, the Asset Laundering and Terrorism Financing Prevention Committee is formed as follows: the Manager of the Regulatory Compliance and Internal Control Area (coordinator), the Director of the Presidency Areas in his capacity as vice-coordinator and Top Level officer in financial intermediation, the officer responsible for Money Laundering of the Regulatory Compliance and Internal Control Management (vice-coordinator), the officer responsible for Money Laundering of the Regulatory Compliance and Internal Control Management (related companies) (vice-coordinator), a Regular Director of the Board of BBVA Banco Francés in his capacity as person (member) responsible for Anti-Laundering, a Regular Director (member) of the Board of BBVA Banco Francés, the Corporate Banking and Investment Banking Director, the Director of the Legal Services Area (member), the Director of the Audit Area (member), a Representative from the Legal Services Area (secretary), the Director of the Media Department (member), the Director of the Human Resources Area (member), the Director of the Mass Distribution Area (member), the Director of the Network Distribution Area (member), the officer responsible for the Financial and Accounting Area of Grupo Consolidar (member), the President of Francés Valores Sociedad de Bolsa (member), the President of Francés Administradora de Inversiones (member).

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

Participants

The Regulatory Compliance Director (Coordinator), the officer from the Regulatory Compliance Department responsible for Money Laundering (vice-coordinator), the head of the Legal Services Department (vice-coordinator), the head of the Audit Department (vice-coordinator).

The Regulatory Compliance Director in his capacity as Coordinator is empowered to summon the involved reporting area even if it is not a member of the Subcommittee in order to clarify or provide such information as may be necessary for the resolution of the case.

Functions

Its mission is to analyze the information received about suspicious operations and transactions, agree upon actions to further examine them as required in each particular case and decide on such basis as to whether the operation will be reported to the BCRA or not.

▪	Corporate Integrity Management Committee

Participants

The Committee members acquire such condition as a result of their position and will cease to be such members as soon as they cease in their functions as heads of the relevant areas. The Corporate Integrity Management Committee is conformed by: the Legal Services Director, the Director of Regulatory Compliance, the Director of Human Resources and the Director of Internal Auditing.  The Committee members may appoint any executive in their area to replace them in case of absence or impossibility to attend any of its meetings.

Secretary

The Committee will appoint a Secretary pertaining to the Legal Services Area to attend the meetings without a vote and perform the following functions:

-	Convene the Committee.

-	Prepare the agenda for the Committee meetings based on the proposals received from the different members.

Functions

-
To authorize exemptions from compliance with concrete provisions of the Code of Behavior. In all cases such exemptions will be of an exceptional character and for a justified reason which will not result in any risks for the Corporate Integrity of BBVA Banco Francés and companies of the group in Argentina.

-
To promote the adoption of such measures as are required in order to resolve about any ethically questionable behaviors which may be brought to the knowledge of any of the members, either as a consequence of their functions in their areas or due to the reception of communications of the type mentioned in paragraph 6.28. of the Code of Behavior.

-
To bring to the attention of the Board of Directors; the Auditing and Regulatory Compliance Commission, the Management Committee, or the officer responsible for the preparation of financial statements, as the case may be, those circumstances which might derive significant risks for BBVA Banco Francés and companies of the group in Argentina , in order to ensure that such statements will reflect any relevant facts.

-	To resolve situations where the interests of BBVA Banco Francés and companies of the group in Argentina may appear to be in opposition to those of their clients.

-	To prepare and distribute interpretation notes on such aspects of the Code of Behavior as may so require in order to ensure their application in practice.

-
To propose changes to the content of the Code of Behavior in order to adjust it to the evolution of the activities and businesses of BBVA Banco Francés and companies of the group in Argentina, to their operational environment and to the best practices of the financial industry.

Regular meetings

The Corporate Integrity Management Committee will meet with such frequency as may be required for the performance of its functions.

▪	Discipline Committee

Participants

The Discipline Committee is conformed by: the Human Resources Director, the Labor Relations Manager, the Labor Relations Representative, the Auditing Director from the relevant Auditing area corporations or individuals), as the case may be, a member of the Special Audits department, the Retail Banking Director and the relevant Territorial Manager. If the representation from the area involved is not available, participation in a committee meeting will correspond to the highest level officer or to the individual delegated by it.

Functions

It is the corporate body of BBVA Banco Francés in charge of examining disciplinary files of employees arising from any of the following irregularities:

-	Fraud, violation of Bank regulations or negligence in compliance.

-	Disloyalty in the performance of assigned duties.

-	Confidence abuse; theft or robbery of property of the Bank, fellow employee, clients or any person in the Bank’s premises.

-	Abuse of powers.

Regular meetings

A meeting is held once a month or if necessary in case a matter to be considered requires an urgent and immediate decision.

▪	Computing Security Committee

Participants

The Computing Security Committee is conformed by: the Media Director, who acts as its chair, and members from each of the following departments: Computing Planning and Security, Design and Development, Organization, Computing Technology and Computing Security.

Functions

The purpose is to ensure confidentiality, integrity and accuracy of information, and continuity of financial transactions, in any form or manner it may appear, thus protecting it against any unauthorized use, disclosure, deliberate or accidental modification or interruption, focused on the business development in an adequate security and control encounter.

Regular meetings

On a monthly basis.

▪	Internal Control Evaluation Committee

Participants

The Internal Control Evaluation Committee is conformed by: the Regulatory Compliance and Internal Control Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary), the Assistant Executive Director to the Executive Director, the Risk Management Director, the Human Resources Director, the Media Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

Functions

The Internal Control Evaluation Committee is the last step in the “Pyramidal Certification” process established in compliance with section 404 of the Sarbanes Oxley Act.

In order to fulfill its goals, the Committee assumes the following responsibilities:

-	To discuss the issues related to the internal control model.

-	To evaluate control weaknesses evidenced in the work performed in compliance with section 404 of the Sarbanes Oxley Act and the group’s internal control model.

-	Decide on possible discrepancies occurred in the internal certification procedures.

-	Analyze, if applicable, the internal control report proposal in compliance with the requirements of section 404 of the Sarbanes Oxley Act and the group’s internal control model.

-	To approve the internal control report that will serve as support for the internal control certification tom be included in the 20-F documentation to be filed with the SEC.

Regular meetings

Once per year, or at the request of the Committee’s coordinator or vice-coordinator, or when the person responsible for their coordination deems it appropriate due to the existence of some relevant issue

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Com. “A” 4246 BCRA)
Main Officer Responsible: Mr. Manuel Mansilla
Alternate Officer Responsible: Mr. Juan Alberto Estrada

-	Responsible for Foreign Exchange Control (Com. “A” 4246 BCRA)
Main Officer Responsible: Mr. Julio López
Alternate Officer Responsible: Mr. José Luis Frete

-	Responsible for relations with entities and their clients (Com. “A” 4378 and 4394 BCRA)
Main Officer Responsible: Mr. Norberto Loza
Alternate Officer Responsible: Mr. Roberto Adragna

-	Responsible for the Liquidity Policy (Com. “A” 2879 BCRA)
Mr.: Carlos Marí

-	Responsible for Information Systems (Com. “A” 2593)
Main Officer Responsible: Mr. José Carlos López Alvarez
Alternate Officer Responsible: Mr. Martín Ezequiel Zarich

-	Responsible for Market Relations (Decree No. 677/01)
Main Officer Responsible : Mr. José Carlos López Alvarez
Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mrs. Evelina Sarrailh

-	Compliance Officer on Money Laundering Prevention regulations (Resol. No. 2 UIF)
Mr. Miguel Angel Russo

Significant Differences between BBVA Banco Francés’ Corporate Governance Practices and U.S. Companies’ Practices under NYSE Listing Standards

BBVA Banco Francés’ corporate governance practices are governed by the applicable Argentine law (particularly, the Business Companies Law, Decree No. 677/01 and the Standards of the CNV), as well as by its by-laws. BBVA Banco Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c).

NYSE Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In accordance with NYSE Section 303A.11, we describe below the relevant differences between BBVA Banco Francés’ corporate governance practices and NYSE standards for listed companies.

On the other hand, the CNV has recently passed GR 516/07 providing for the minimum contents of a Corporate Government Code (“CGC”) that it recommends to be adopted, but on a discretional basis, by corporations who publicly offer shares representing their capital stock in Argentina.  This CNV resolution has become effective for fiscal years commencing on or after January 1, 2008.   Given likely overlaps with other similar provisions that are applicable to BBVA Banco Francés, BBVA Banco Francés will evaluate the need to adopt such Corporate Governance Code.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint to the Audit Committee (I y II). Since October 29, 1998, BBVA Banco Francés has two independent directors out of its five members of the Board of Directors.

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

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Banco Francés’ by-laws require that any such meetings be held.

Nominating Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominating/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor BBVA Banco Francés’ by-laws require the formation of a “nominating/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

The CGC sets forth the creation of an “Appointments and Corporate Government Committee”, whose functions are, among others, the selection of directors and key executives, the determination of corporate government rules and their supervision.

Compensation Committee

Under NYSE Section 303A.05(a), listed companies had to have a “Compensation Committee” comprised entirely of independent directors. Under NYSE Section 303A.05(b), the “Compensation Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). BBVA Banco Francés does not have a compensation committee because neither Argentine law nor BBVA Banco Francés’ by-laws require the formation of a “compensation committee”.

The CGS sets forth the creation of a Compensation Committee composed of three non-executive directors (as a minimum), mostly independent members, which will establish directors’ clear compensation policies with the legal limitations regarding income and will be responsible for compensation policies and corporate benefits.

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers shall have this audit committee in place prior to July 31, 2005. Decree No. 677/01 and CNV’s standards require BBVA Banco Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of BBVA Banco Francés currently complies with the standards of Decree No. 677/01 and CNV.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV’s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV’s rules provide for the training of its members to carry out their duties and BBVA Banco Francés engages in this training. The CGS establishes that the Board of Directors must resolve on the convenience that the Audit Committee Presidency will be held by an independent member.

Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Argentine law or BBVA Banco Francés’ by-laws.

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

NYSE Sections 303A.07(c)(iii)(B) and (C) establish audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Banco Francés’ by-laws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(c)(iii)(B) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Banco Francés’ by-laws.

NYSE Section 303A.07(d) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. No such provision regarding an internal audit function is required by Argentine law or BBVA Banco Francés’ by-laws. However, BBVA Banco Francés has an Audit Committee according to Central Bank’s rules, which provides to the management permanent assessments about management and operating processes, and risks of the company.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Banco Francés’ Board approved in December 18, 2003 a “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Banco Francés’ website. See “Code of Ethics”. BBVA Banco Francés believes that its Code of Conduct complies with the NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by BBVA Banco Francés’ by-laws.

Notification of Non-fulfillment

Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.

No such provision regarding notification of non-fulfillment of NYSE Section 303A is contained in Argentine law or BBVA Banco Francés’ by-laws, but BBVA Banco Francés’ CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2007, 2006 and 2005:

	As of December 31,
	2007 (1)	2006 (1)	2005 (1)
Main office	1,600	1,376	1,218
Branches	2,494	2,303	2,400
Total	4,094	3,679	3,618

(1)	Excludes 1,865, 2,053 and 1,907 employees from non-banking subsidiaries as of December 31, 2007, 2006 and 2005, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2007, 424 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of February 29, 2008, Gabriel Milstein (Media Director), Marcelo Canestri (Director) and Oscar Fantacone (Retail Banking Director), owned shares in BBVA Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of BBVA Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2007, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2007
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria (1)	215,195,798	45.65%
Bilbao Vizcaya America BV (2)	98,596,099	20.92%
The Bank of New York (4)	47,747,711	10.13%
Inversora Otar S.A. (3)	44,301,125	9.40%

(1) Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2) Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3) Inversora Otar S.A. is controlled indirectly by BBVA.
(4) As holder agent of ADR.

On December 31, 2002, BBVA Banco Francés carried out a capital increase, in the domestic market. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares and BBVA increased its equity interest in the Bank from 68.2% to 79.53%.

BBVA Banco Francés carried out a new capital increase in 2004. The subscription period for the exercise of the preemptive and accretion rights regarding the issuance of 103,232,874 ordinary shares of Ps.1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding ended on November 17, 2004. The offer was carried out by the capitalization of certain eligible assets and cash, and took place in Argentina. Accordingly the capital stock of BBVA Banco Francés increased from 368,128,432 shares to 471,361,306 shares. As a result of the capitalization BBVA (the main shareholder of BBVA Banco Francés) owns, directly and indirectly, 75.97% of BBVA Banco Francés’ capital stock.

BBVA Banco Francés is a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Except as described above, we are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of BBVA Banco Francés.

As of December 31, 2007, according to our records and the records of the Depositary, 25 holders of ordinary shares and 25 registered holders of ADSs have an address in the United States, representing, in the aggregate, 10.46% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2007 and 2006. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2007					Fiscal Year ended December 31, 2006
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	129,829	—	65,382	—	Guarantees given, other loans, corresponsals	167,672	—	71,401	—	Guarantees given, other loans, corresponsals
Credilogros Cía. Financiera S.A.	—	—	—	—	—	50,655	9.35%	—	—	Advances, call money, guarantees given and Equity investment
Francés Valores Sociedad de Bolsa S.A.	18,217	—	14,079	—	Other loans and equity investment	19,881	—	6,654	—	Other loans and Equity investment
Francés Administradora de Inversión	1,474	87.50%	1,392	87.50%	Advances, credit card loans, other loans and equity investment	5,719	50.00%	1,067	26.00%	Advances, credit card loans and Equity investment
Consolidar AFJP S.A.	34,078	26.50%	33,588	45.00%	Advances, credit card loans, other loans, guarantees given and equity investment	34,009	26.00%	33,952	26.00%	Credit card loans, other loans, guarantees given and Equity investment
Consolidar Seguros de Vida S.A.	9,359	—	9,359	—	Other loans and equity investment	9,353	—	9,348	—	Other loans and Equity investment
Consolidar Seguros de Retiro S.A.	23,073	45.00%	22,974	31.88%	Advances, credit cards loans, other loans, guarantees given and equity investment	12,962	45.00%	12,953	26.00%	Advances, credit cards loans, other loans and Equity investment
Consolidar ART S.A.	4,699	45.00%	4,697	32.73%	Advances, credit cards loans, other loans and equity investment	4,703	26.00%	4,652	26.00%	Credit cards loans, other loans and Equity investment
Aplica S.A.	2,157	14.75%	1,147	27.86%	Advances and credit cards loans	—	—	—	—	—
PSA Finance	194,000	50.00%	194,000	50.00%	Advances, call money, other loans and equity investment	89,206	11.39%	89,206	11.51%	Call money, other loans and Equity investment
BBVA Consolidar Seguros S.A.	6,887	45.00%	6,887	45.00%	Advances, other loans and equity investment	7,386	45.00%	6,278	—	Advances, credit cards loans and Equity investment
Assurex S.A.	35	—	35	—	Equity investment	33	—	33	—	Equity investment
Inversora Otar	3,239	—	—	—	Other loans	3,093	—	3,093	—	Other loans
Atuel Fideicomisos S.A.	27,720	—	27,720	—	Equity investment	20,153	—	20,153	—	Equity investment

(1) Largest amount during the period indicated.
(2) In thousands of pesos.
(3) Includes directors, senior managers, members of the audit committee and managers with relevant authority.

	Fiscal Year ended December 31, 2007					Fiscal Year ended December 31, 2006
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Associated Entities
Consolidar Salud S.A.	196	45.00%	3	32.73%	Advances and credit card loans	16	26.00%	16	26.00%	Credit card loans
Clínica Baxterrica	—	—	—	—	—	1	—	—	—	Advances
Rombo Cia Financiera S.A.	218,039	13.30%	197,909	13.61%	Call money, advances, other loans, guarantees given and equity investment	161,169	12.81%	151,784	13.42%	Call money, advances, other loans and Equity investment
Key Management Personnel (3)	1,102	21.00%	1,102	21.00%	Advances, credit card loans, personal loans and real state mortgage	978	28.96%	705	28.96%	Advances, credit card loans, personal loans, real state mortgage and guarantees given
(1) Largest amount during the period indicated.
(2) In thousands of pesos.

As of December 31, 2007, the Bank did not register assistance received from BBVA.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The collection actions pending and disclosed for the fiscal year ended December 31, 2006, have been excluded from our Financial Statements for the fiscal year 2007 in view of agreements reached with former shareholders of the former Banco de Crédito Argentino under which said shareholders have agreed to indemnify BBVA Banco Francés for any loses incurred from such claims. Notwithstanding, these judicial proceedings continue on file. In case of an adverse judicial outcome, this will not materially affect the Bank’s equity or its transactions.

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. As of December 31, 2007, we had repaid a total of approximately Ps.2.287,7 million and U.S.$105,7 million in deposits in connection with lawsuits brought by depositors, and during 2007 BBVA Banco Francés has paid Ps.69,2 million (comprised by Ps.32,1 million of deposits and Ps.37,1 million of negative exchange difference) regarding lawsuits brought against the Bank (“amparos”).

Dividends

We do not have a defined policy of dividend distributions. However, according Communication “A” 4664 of the Central Bank from May 11, 2007, such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

1.
The Bank falls under the provisions of articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

2.
The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary ones), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268.

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

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA. Since 1993 our shares have also been listed on the New York Stock Exchange and, since December 1999 on the Madrid Stock Exchange. Before November 1993, there was no public market for our ordinary shares or ADSs outside of Argentina. The ordinary shares are currently traded on the Buenos Aires Stock Exchange under the symbol “FRAN” and the ADSs are currently traded on the New York Stock Exchange under the symbol “BFR”. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have not been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share (1)
	High	Low
2008
February 2008	8.55	7.87
January 2008	8.10	7.10
Fiscal year ended December 31, 2007	13.10	8.04
Fourth quarter	10.25	8.04
December, 2007	9.25	8.04
November, 2007	9.81	8.90
October, 2007	10.25	9.50
Third quarter	11.30	8.54
September, 2007	9.72	8.93
Second quarter	12.80	11.00
First quarter	13.10	9.75
Fiscal year ended December 31, 2006	9.60	6.90
Fourth quarter	9.60	7.60
Third quarter	8.00	6.97
Second quarter	8.80	6.90
First quarter	8.50	7.15
Fiscal year ended December 31, 2005	8.13	5.60
Fiscal year ended December 31, 2004	9.95	4.80
Fiscal year ended December 31, 2003	9.40	3.45

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

U.S.$ Per ADS
	High	Low
2008
February 2008	8 14/25	7 3/20
January 2008	7 17/20	5 3/5
Fiscal year ended December 31, 2007	13 1/10	7 12/25
Fourth quarter	10	7 12/25
December, 2007	8 9/10	7 12/25
November, 2007	9 3/4	8 4/19
October, 2007	10	8 10/13
Third quarter	11	7 3/5
September, 2007	9 19/50	8 4/19
Second quarter	12 17/20	10 11/50
First quarter	13 1/10	9 23/39
Fiscal year ended December 31, 2006	9 7/10	6 7/10
Fourth quarter	9 7/10	7 4/21
Third quarter	7 44/53	6 7/10
Second quarter	8 43/50	6 7/10
First quarter	8 3/13	7 1/20
Fiscal year ended December 31, 2005	8 1/4	5 39/50
Fiscal year ended December 31, 2004	10 3/20	4 46/63
Fiscal year ended December 31, 2003	9 2/5	3 9/20

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2007 the shares of 109 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2007, the 10 most actively traded stocks represented 78.41% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

The operations at the traditional auction system (“Floor”) start from 11:00 A.M. and end at 6:00 P.M. each business day. Also available is an electronic auction system called “SINAC” where each broker inputs both its buys and sells while the system matches the operations. Since July 1998, both auction systems (the “Floor” and “SINAC”) are considered to be a single market. Both systems allow for the trade of securities, public bonds, private bonds, futures and derivatives. Additionally, the Buenos Aires Stock Market’s trades are made through an electronic Continuous Market System (the “Continuous”) that operates from 11:00 A.M. to 6:00 P.M. each business day. The Continuous is a system that registers and makes public trades that were privately arranged by registered brokers and brokerage companies on behalf of their clients. In this system only public and private bonds may be traded. Such trades are reported on the “Mercado Abierto”, an electronic reporting system similar to, but different from, the Continuous Market System. To control price volatility, the BCBA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the BCBA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day. In both markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2007, the market capitalization of the 109 companies listed on the BCBA was approximately U.S.$562.4 billion. At the same time, the market capitalization of the domestic companies totaled U.S.$57.0 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2007	2006	2005
Market capitalization (U.S.$ billion)	562.4	400.0	254.5
Number of companies listed	109	106	104
Rate of return in dollars (1)	0.40%	33.58%	10.60%
Market/book ratio (2)	2.09	2.36	2.02

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

In recent years, changes to the legal framework have been introduced permitting the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, trust bonds, other credit instruments and futures and options over shares, bonds, index and U.S. dollar. On November 1991, brokerage fees were deregulated and transfer taxes and stamp taxes on publicly offered securities were eliminated.

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

Although participation by foreign investors in BCBA has historically been low, it has increased since 1991 as a consequence of the economic reform programs implemented by the Government and the liberalization of restrictions to the access by foreign investors to securities in the Argentine securities market. Currently, an important amount of floating capital and public bonds is held by foreign investors, but since 2002 a decrease in the flow of foreign capital has been evident due to the economic crisis and the BCRA regulations.

In 2002, trough Decree No. 216/02, the Mercado Unico y Libre de Cambios (“MULC”) was created and a series of other BCRA regulations that fixed limits to capitals flows were adopted. In 2005, the BCRA regulated the currency for the transactions in the regulated markets. Since 2005, all transactions can be concerted in Pesos or U.S. Dollars in local accounts and foreign accounts.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main bodies of regulation governing BBVA Banco Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our by-laws. Copies of our by-laws have been filed as exhibits to our 2003 annual report on Form 20-F.

At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the By-laws in order to comply with Resolution No. 20/04 of the Companies Supervisory Department (Inspección General de Justicia), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. This amendment has been filed with the Public Registry of Commerce, which has been approved as of the filing of this annual report, on December 12, 2005, under Number 16,335, Book 30.

Registry and Company’s Objects

BBVA Banco Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. To this end, BBVA Banco Francés is authorized to perform the following activities:

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

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of BBVA Banco Francés.

Directors need not hold shares in BBVA Banco Francés or any of our subsidiaries to qualify and be appointed as directors of BBVA Banco Francés.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata the paid-in capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Banco Francés in proportion to the paid-in capital.

Shareholders are entitled to vote cumulatively one-third of the vacancies of the board of directors. The board may not be reelected in alternative intervals if it impairs or prevents the exercise by shareholders of their cumulative voting rights.

Shareholders may no longer claim the payment of dividends from BBVA Banco Francés once three years have elapsed from the date on which the relevant dividend was made available to such shareholder.

Our by-laws do not contain any provisions related to sinking funds or potential liability of shareholders of BBVA Banco Francés to make additional contributions.

Communication “A” 4664, from May 11, 2007, provides that financial entities can distribute retained profits, with the corresponding authorization from the Central Bank, who must verify the following regarding such financial entity:

▪
The Bank falls under the provisions of articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

▪
The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary ones), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication A 4268.

▪	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

▪
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

Shareholders’ meetings are called by publication for five days, at least 20 and not more than 45 days before the date of the meeting, in the Official Gazette and in one of the most widely circulated newspapers in Argentina. The notice must include the nature, the date, time and place of the meeting, the agenda, and any special requirements in our by-laws for the shareholders to attend.

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

Restrictions on Voting and Shareholding

There are no restrictions imposed by Argentine law or our by-laws or other organizational documents regarding the rights of non-residents or foreign persons to hold or vote our ordinary shares or ADSs of the Bank.

Change of Control

There are no provisions in our articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change of control of BBVA Banco Francés and that would operate only with respect to a merger, acquisition, corporate restructuring involving BBVA Banco Francés or any of its subsidiaries.

Ownership Disclosure

There are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed.

Change in the Capital

Our by-laws do not establish conditions for the changes in the capital of BBVA Banco Francés more stringent than those conditions imposed by the Business Companies Law.

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

(iv)
Decree No. 616/05 also states certain exceptions for the “encaje” such as settlements in foreign currency of resident loans granted by a local financial entity, certain capital contributions in local corporations, etc.;

Furthermore, Resolution No. 637/05 dated November 16, 2005 stated that all incoming funds to the local foreign exchange market for the subscription of primary placements of bonds, or certificates under the scope of financial trusts will be subject to Decree No.  616/05 dispositions.

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

Cross Border Transfers of Funds. Foreign Debts

Under the Central Bank’s exchange regulations, proceeds of new financing must be transferred into Argentina and converted into pesos in the local exchange market within 365 days as from the relevant disbursement.

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to Central Bank’s prior authorization. Currently, due to the recent changes introduced by the Central Bank, local companies (with the exception of financial institutions), following certain requirements, may:

▪
Pay abroad interest on foreign debt on its due date or up to 15 days in advance, without prior Central Bank authorization. Access to the local foreign exchange market in connection with the servicing of foreign indebtedness is available only if and after the date the original proceeds from the financing have been transferred into Argentina as explained before.

▪
Repay principal of foreign debt at maturity (or 365 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for pesos, and repayment takes place at least 365 days therefrom) without prior Central Bank authorization. Communication “A” 4177 (as amended) also allows prepayment of principal with an anticipation of more than 365 days, but subject to the following conditions:

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

Regulations regarding Imports and Exports

The Central Bank established under Communication “A” 3473, as amended, an obligation to transfer from abroad to Argentina the foreign currency obtained from the collection of exports and to settle the foreign currency in the single free exchange market. This is a general obligation applicable to all export transactions, except certain specific cases such as oil exports. In addition, all collections by exporters must be collected between 60 and 360 calendar days from the date of the export, depending on the product being exported, for the exporter to negotiate the foreign currency in the domestic exchange market. Additionally, exporters have another 120 business days to bring in the foreign currency.

In respect to imports, advanced or at sight payments of any goods are allowed, upon condition that the clearance of the imported goods (nationalization) is credited within 360 and 90 days, respectively. Deferred import of goods may be paid at any moment.

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

To that extent, the limits currently in force are:

▪	U.S.$2,000,000 per month; or

▪
The aggregate equivalent amount in pesos paid by such individual or company to the Argentine tax authority (Administración Federal de Ingresos Públicos) on the immediately preceding month in connection with export duties, plus three times the amount paid in connection with the tax on bank credits and debits.

According to Communication A 4764, any legal persons may also, until June 30, 2008, accumulate funds abroad for specific purposes if they comply with certain conditions; such amounts remaining beyond the scope of Communication A 3722, and complementary ones.

B.	Non-residents

Moreover, pursuant to Communication “A” 3661 (as amended), prior authorization from the Central Bank is required by non-residents for the purchase of foreign exchange for any amount above the equivalent of U.S.$5,000 per month.

Notwithstanding the above, Communication “A” 4129 (as amended) states that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

▪	Transfers abroad arising out of:

(1)	Foreign indebtedness of residents related to Argentine imports of goods and services;
(2)	Recoveries under local bankruptcy proceedings to the extent the foreign creditor was admitted as such by the bankruptcy court;
(3)	Proceeds of sales of direct investments in local non-financial companies;
(4)	Proceeds of final winding up of direct investment in local non-financial companies;
(5)	Capital reduction; and
(6)	Repayment of irrevocable contributions.

▪	Transfers abroad of an aggregate equivalent of up to U.S.$500,000 per month arising out of:

(1)	Proceeds of sales of other portfolio investments and their revenues, such as investments in shares of local companies, investment funds and local trusts;
(2)	Purchases of loans granted to residents by local banks;
(3)	Acquisition of invoices and promissory notes for local commercial transactions, investment in local bonds denominated in pesos; and
(4)	The acquisition of other local credits.

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

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of U.S.$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

▪	Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of U.S.$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad do not exceed the equivalent of U.S.$5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of U.S.$1,000,000, the compliance with such regime is optional.

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

Argentine Taxes

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the acquisition, ownership and disposition of ADSs or ordinary shares by U.S. holders. Investors in and prospective purchasers of ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

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

In accordance with a resolution adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007, it was resolved that as of May 7, 2007 the Bank would proceed with the payment of cash dividends. Dividends were paid on May 7, 2007.

Such dividend distributions are subject to a 35% income tax withholding on the portion of the dividends exceeding profits determined on the basis of the application of the general regulations of the Income Tax Law. The Bank submitted consultations to the AFIP (Argentine Public Revenue Administration – the Argentine Tax Authority) for a determination of whether such withholding applies to dividends paid by the Bank in 2006 and 2007. The AFIP determined that it could not issue a binding ruling in either case, and in each case the Bank appealed this determination.

In the file corresponding to the distribution made in 2006, the National Tax Direction, which is dependent on the Financial Undersecretariat of the Ministry of Economy, affirmed the AFIP’s determination that it could not issue a binding ruling.

As a consequence, on December 3, 2007 the Bank remitted to the AFIP the amounts it had previously withheld with respect to dividends paid to shareholders in Fiscal Years 2006 and 2007; the Bank being in charge of the corresponding payment of interest.

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

Personal Property Tax

According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.305,000. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, Banco Frances is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.305,000 is not applicable. The tax so paid is considered a definitive payment.

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

The companies responsible for the tax payment, such as BBVA Banco Francés, are entitled to obtain refunds of the amounts paid, and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In May 2007, BBVA Banco Francés paid Ps.3,545,527, on account of its shareholders in connection with the Personal Property Tax due with respect to assets held as of December 31, 2006. As of March 6, 2008, only Ps.3,476,610 has been refunded to us.

In May 2008, the Bank expects to pay on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2007 the amount of Ps.3,762,502. The tax will be withheld from dividends paid in 2008.

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

Income Tax Treaty

There is currently no income tax treaty or convention in effect between Argentina and the United States.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only to U.S. Holders (as described below) that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

▪	Certain financial institutions;

▪	Insurance companies;

▪	Dealers and traders in securities or foreign currencies;

▪	Persons holding ordinary shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

▪	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	Partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

▪	Persons liable for the alternative minimum tax;

▪	Tax-exempt organizations;

▪	Persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

▪	Persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis, which may affect the tax consequences described herein.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.  Prospective purchasers of the ADSs or ordinary shares are urged to consult their own tax advisors as to the United States, Argentine or other tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal tax purposes:

▪	A citizen or individual resident of the United States;

▪	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

▪	An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder of ADSs will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares or ADSs in their own particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.  The amount of a dividend will include any amounts withheld in respect of Argentine taxes.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of such holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of any dividend income paid in Argentine Pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ordinary shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine whether and to what extent amounts paid on account of the Argentine Personal Property Tax are deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of Ordinary Shares or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we are not a PFIC for U.S. federal income tax purposes for the taxable year 2007. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Banco Francés which are referred to in this annual report may also be inspected at our office at Reconquista 199, C1003ABB Buenos Aires, Republic of Argentina.

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

Our VaR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VaR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movement of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VaR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by two techniques: (a) “exponential smooth”, or “EWMA” (Exponentially Weighted Moving Average) which confers a higher relative weight to the last historical data considered within the one-year series, and (b) Linear Standard Deviation. For the year 2007, the risk department changed the technique from the EWMA method to the linear Standard Deviation method.

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

We estimate VaR for each of our trading portfolios and all trading portfolios combined. The following table shows the VaR for BBVA Banco Francés combined trading activities for last year.

Daily Trading VaR at BBVA Banco Francés (in million pesos)

	2007	2006
Average	1.89	1.06
Minimum	1.43	0.52
Maximum	2.86	1.87
Dec.31	1.66	1.46

Daily Trading VaR – Categories (in million pesos)

Interest Risk VaR	2007	2006
Average	1.89	0.99
Minimum	1.35	0.48
Maximum	5.60	1.70
Dec.31	1.65	1.40

Currency Risk VaR	2007	2006
Average	0.24	0.31
Minimum	0.02	0.02
Maximum	0.57	0.78
Dec.31	0.54	0.48

Interest rate risk is mainly explained by investments in short term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The graph above indicates the evolution of the risk exposure, measured with VaR, during the year 2007.

The graph above indicates interest rate risk and currency risk, measured with VaR, during the years 2006 and 2007.

Non-Trading Risk

  None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2007 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2007.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 10.20% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2007
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	2,432.1	(2.39)%	1,232.8	1.83%	564.8	6.96%
50	2,461.6	(1.21)%	1,221.8	0.91%	546.5	3.48%
0	2,491.7	0.00%	1,210.7	0.00%	528.1	0.00%
(50)	2,522.3	1.23%	1,199.6	(0.91)%	509.7	(3.48)%
(100)	2,553.5	2.48%	1,188.6	(1.83)%	491.3	(6.96)%

Based on our position at December 31, 2007, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2008, net portfolio value would be reduced by Ps.30.6 million and net interest income over 2008 would be increased by approximately Ps.11.1 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps.18.4 million.

Foreign Exchange Risk

As of December 31, 2007, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2007	Effect on net income based on our position as of December 31, 2006
(in millions of pesos, except percentages)
5%	(11)	(5)
(5)%	11	5

For a description of the changes in the exchange rates since December 2007, see “Information on the Company—Recent Political and Economic Developments in Argentina”.

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

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chairman and Chief Executive Officer, and the Assistant Executive Director of Accounting and Risk Management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2007, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2007, based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Bank, and our report dated March 28, 2008, expressed an unqualified opinion on those Consolidated Financial Statements and included two explanatory paragraphs: 1) stating that the Bank has restated the Consolidated Statement of Cash and Cash Equivalents Flows for the fiscal years 2006 and 2005 in order to retroactively reflect a change in accounting principle to the inclusion of certain Government securities and Loans to Financial Sector as cash equivalents, and 2) stating that the accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 20 to the Consolidated Financial Statements of the Bank.

DELOITTE & Co. S.R.L.

Buenos Aires - Argentina, March 28, 2008

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

ITEM 16B. CODE OF ETHICS

The standards of ethical conduct that BBVA Banco Francés expects from its employees are found within the “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, or the Code of Conduct, approved by the Board of Directors on December 18, 2003.

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

The Code of Conduct is accessible via BBVA Banco Francés’ corporate website at:

http://www.bancofrances.com.ar/html/institucional/informacion_banco/codigo_etica/inst_info_codigoetica.htm
(the information found at this website is not incorporated by reference into this report).

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina
Telephone number: (54 11) 4341 5036
e-mail address: daniel.sandigliano@bancofrances.com.ar

During fiscal year 2007, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2007.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2007 and 2006:

	2007 actual fees	2006 actual fees
	(in millions of pesos)
Audit fees	3.25	2.72
Audit-related fees	—	—
Tax fees	0.20	0.13
All other fees	—	—
Total fees	3.45	2.85

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2007. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2007 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees-Audit Committee (I)”.

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

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Banco Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Martín Ezequiel Zarich
Name: Martín Ezequiel Zarich
Title: Chief Financial Officer
Date: March 28, 2008

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank”— Note 2.1 to the Consolidated Financial Statements) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2007 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash and cash equivalents flows for each of the three years in the period ended December 31, 2007, in conformity with the accounting rules established by the Argentine Central Bank (BCRA) applicable to consolidated financial statements.

As explained in Notes 3.3. and 3.4.20, the BCRA Communication “A” 4667, issued in May 2007, changed the definition of cash flows which require to include as cash equivalents certain Government securities and Loans to Financial Sector for the fiscal year 2007. The Bank has restated the Consolidated Statement of Cash and Cash Equivalents Flows for the fiscal years 2006 and 2005 in order to retroactively reflect this change in accounting principle.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2008 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

DELOITTE & Co. S.R.L.
Buenos Aires - Argentina, March 28, 2008

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006
Stated in thousands of Pesos
	December 31,
	2007	2006 (1)
ASSETS
CASH AND DUE FROM BANKS	3,169,314	2,558,484
Cash	750,752	559,817
Due from banks and correspondents	2,418,562	1,998,667
Argentine Central Bank	2,102,642	1,748,436
Other local	7,312	24,061
Foreign	308,608	226,170
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	5,181,253	4,372,032
Holdings in investment accounts	547,714	515,296
Holdings for trading or financial transactions	170,320	303,823
Holdings available for sale	1,372,584	—
Unlisted Government Securities	903,903	843,797
Instruments issued by the Argentine Central Bank	2,005,791	2,520,906
Investments in listed private securities	241,943	203,396
Less: Allowances	61,002	15,186
LOANS	11,390,121	9,534,183
To government sector	2,367,869	2,887,276
To financial sector	541,911	436,126
Interfinancial – (Calls granted)	56,430	38,029
Other financing to local financial institutions	449,709	383,037
Interest and listed-price differences accrued and pending collection	35,772	15,060
To non-financial private sector and residents abroad:	8,679,162	6,377,968
Overdraft	1,326,472	1,469,368
Discounted instruments	1,430,787	793,195
Real estate mortgage	772,036	460,559
Collateral loans	253,130	98,381
Consumer	1,337,179	689,019
Credit cards	802,647	526,416
Other (Note 6.b)	2,666,843	2,282,243
Interest and listed-price differences accrued and pending collection	103,824	64,330
Less: Interest documented together with main obligation	13,756	5,543
Less: Difference arising from purchase of portfolio	93	90
Less: Allowances	198,728	167,097
Carried forward	19,740,688	16,464,699

(1)  See Note 3.3.ii)
The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2007 and 2006
Stated in thousands of Pesos

	December 31,
	2007	2006 (1)
Brought forward	19,740,688	16,464,699
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	956,184	917,532
Argentine Central Bank	463,621	423,032
Amounts receivable for spot and forward sales to be settled	206,216	45,535
Instruments to be received for spot and forward purchases to be settled	110,155	334,324
Unlisted corporate bonds	81,976	58,684
Non-deliverable forward transactions balances to be settled	6,292	1,052
Other receivables not covered by debtor classification regulations	24,170	18,066
Other receivables covered by debtor classification regulations	43,816	30,894
Interest accrued and pending collection not covered by debtor classification regulations	21,834	6,973
Interest accrued and pending collection covered by debtor classification regulations	5	—
Less: Allowances	1,901	1,028
ASSETS SUBJECT TO FINANCIAL LEASING	323,522	235,188
Assets subject to financial leasing	327,969	238,672
Less: Allowances	4,447	3,484
INVESTMENTS IN OTHER COMPANIES	77,986	54,438
In financial institutions	31,559	14,135
Other (Note 6.c)	46,430	43,356
Less: Allowances	3	3,053
OTHER RECEIVABLES	357,963	283,023
Receivables from sale of property assets	52	129
Tax on minimum presumed income – Tax credit	150,506	118,746
Other (Note 6.d)	285,008	525,209
Other accrued interest receivable	1	1
Less: Allowances	77,604	361,062
PREMISES AND EQUIPMENT	399,615	397,896
OTHER ASSETS	38,950	35,211
INTANGIBLE ASSETS	116,380	407,463
Goodwill	12,200	18,831
Organization and development expenses	104,180	388,632
SUSPENSE ITEMS	11,261	12,980
SUBSIDIARIES’ OTHER ASSETS (Note 6.e)	450	26,199
TOTAL ASSETS	22,022,999	18,834,629

(1)  See Note 3.3.ii)

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2007 and 2006
Stated in thousands of Pesos
	December 31,
	2007	2006 (1)
LIABILITIES
DEPOSITS	15,009,758	12,505,756
Government sector	53,899	73,150
Financial sector	195,890	156,412
Non financial private sector and residents abroad:	14,759,969	12,276,194
Checking accounts	2,771,710	2,206,362
Savings deposits	4,237,696	3,415,210
Time deposits	7,219,407	5,948,768
Investments accounts	13,152	144,286
Other	435,566	452,479
Interest and listed—price differences accrued payable	82,438	109,089
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	1,750,021	1,484,007
Argentine Central Bank—Other	1,833	1,761
Banks and International Institutions	555,842	178,943
Non—subordinated corporate bonds	—	248,638
Amounts payable for spot and forward purchases to be settled	104,223	303,368
Instruments to be delivered for spot and forward sales to be settled	206,466	34,264
Non-deliverable forward transactions balances to be settled	1,002	206
Financing received from Argentine financial institutions	72,672	235,974
Interfinancial - (Calls received)	10,019	154,740
Other financing from local financial institutions	62,646	81,128
Interest accrued payable	7	106
Other (Note 6.f)	797,227	474,523
Interest and listed—Price differences accrued payable	10,756	6,330
OTHER LIABILITIES	374,999	340,129
Fees payable	118	156
Other (Note 6.g)	374,881	339,973
ALLOWANCES	441,964	493,848
SUSPENSE ITEMS	6,671	3,957
SUBSIDIARIES’ OTHER LIABILITIES (Note 6.h)	2,146,731	1,835,871
TOTAL LIABILITIES	19,730,144	16,663,568
MINORITY INTEREST IN SUBSIDIARIES	236,018	216,477
STOCKHOLDERS’ EQUITY	2,056,837	1,954,584
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	22,022,999	18,834,629

(1)  See Note 3.3.ii)

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2007 and 2006
Stated in thousands of Pesos
	December 31,
	2007	2006 (1)
DEBIT ACCOUNTS
Contingent	4,192,205	3,895,647
Credit lines obtained (unused balances)	199,679	—
Guaranties received	3,437,694	3,550,553
Contra contingent debit accounts	554,832	345,094
Control	34,581,439	30,192,581
Receivables classified as non recoverable	280,820	332,529
Other (Note 6.i)	32,078,895	29,566,991
Contra control debit accounts	2,221,724	293,061
Derivatives	2,795,659	701,020
“Notional” amount of non-deliverable forward transactions	1,164,392	387,777
Interest rate SWAP	292,000	30,000
Other	50,000	—
Contra debit derivatives accounts	1,289,267	283,243
For trustee activities	18,502	32,716
Funds in trust	18,502	32,716
TOTAL	41,587,805	34,821,964
CREDIT ACCOUNTS
Contingent	4,192,205	3,895,647
Credit lines granted (unused portion) covered by debtor classification regulations	26,185	13,695
Guaranties provided to the Argentine Central Bank	61,729	52,743
Other guaranties given covered by debtor classification regulations	135,525	169,825
Other guarantees given non covered by debtor classification regulations	134,871	8,254
Other covered by debtor classification regulations	196,522	100,577
Contra contingent credit accounts	3,637,373	3,550,553
Control	34,581,439	30,192,581
Items to be credited	388,952	228,192
Other	1,832,772	64,869
Contra control credit accounts	32,359,715	29,899,520
Derivatives	2,795,659	701,020
“Notional” amount of non-deliverable forward transactions	1,289,267	283,243
Contra debit derivatives accounts	1,506,392	417,777
For trustee activities	18,502	32,716
Contra credit accounts for trustee activities	18,502	32,716
TOTAL	41,587,805	34,821,964

(1)  See Note 3.3.ii)

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2007	2006 (1)	2005 (1)
FINANCIAL INCOME	1,904,212	1,936,404	1,654,152
Interest cash and due from banks	20,202	17,353	25,364
Interest on loans to the financial sector	146,833	91,875	21,245
Interest on overdraft	164,659	102,072	41,346
Interest on discounted instruments	101,775	55,699	22,989
Interest on real estate mortgage	64,264	44,894	41,487
Interest on collateral loans	15,089	7,366	3,622
Interest on credit card loans	55,026	30,485	24,095
Interest on other loans	301,738	190,495	151,583
Interest on other receivables from financial transactions	23,757	35,314	10,374
Income from secured loans—Decree No. 1387/01	236,964	297,468	323,851
Net income from government and private securities	319,666	559,877	209,438
Indexation by benchmark stabilization coefficient (CER)	210,342	354,566	663,743
Gold and foreign currency exchange difference	117,403	78,666	72,942
Other	126,494	70,274	42,073
FINANCIAL EXPENSES	680,131	568,345	608,949
Interest on checking accounts	23,180	29,913	23,782
Interest on savings deposits	6,598	4,811	3,675
Interest on time deposit	491,577	307,084	151,034
Interest on interfinancial financing-(Calls received)	1,983	1,981	1,291
Interest on other financing from financial institutions	3,394	9,100	10,181
Interest on other liabilities from financial transactions	26,627	28,883	17,854
Other interest	8,478	18,960	61,665
Indexation by CER	49,230	121,321	306,815
Contribution to the deposit guarantee fund	23,714	20,098	17,404
Other	45,350	26,194	15,248
GROSS INTERMEDIATION MARGIN—GAIN	1,224,081	1,368,059	1,045,203
ALLOWANCES FOR DOUBTFUL LOANS	62,262	70,125	114,628
SERVICE CHARGE INCOME	1,182,789	915,875	721,167
Related to lending transactions	163,281	106,893	84,055
Related to liability transactions	318,038	246,506	195,470
Other commissions	530,772	430,102	334,254
Other	170,698	132,374	107,388
Carried forward	2,344,608	2,213,809	1,651,742

(1)  See Note 3.3.ii)
The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2007	2006 (1)	2005 (1)
Brought forward	2,344,608	2,213,809	1,651,742
SERVICE CHARGE EXPENSES	158,927	110,199	77,764
Commissions	114,371	76,538	52,821
Other (Note 6.j)	44,556	33,661	24,943
OPERATING EXPENSES	1,124,161	927,404	775,835
Payroll expenses	653,644	523,904	423,013
Fees to Bank Directors and Statutory Auditors	463	446	329
Other professional fees	29,107	28,178	27,149
Advertising and publicity	67,212	46,050	39,757
Taxes	52,119	46,937	37,818
Fixed assets depreciation	37,203	31,781	29,248
Organizational expenses amortization	21,961	22,967	28,082
Other operating expenses	149,660	128,992	115,084
Other	112,792	98,149	75,355
NET GAIN FROM FINANCIAL TRANSACTIONS	1,061,520	1,176,206	798,143
NET LOSS ON MINORITY INTEREST IN SUBSIDIARIES	(19,541)	(39,016)	(17,151)
OTHER INCOME	828,284	314,440	483,851
Income from long-term investments	9,363	19,941	2,870
Punitive interests	961	537	2,868
Loans recovered and reversals of allowances	434,295	86,543	87,857
Other (Note 6.k)	383,665	207,419	390,256
OTHER EXPENSES	1,584,820	1,199,913	1,128,927
Punitive interests and charges paid to Argentine Central Bank	34	475	67
Charge for uncollectibility of other receivables and other allowances	157,626	312,485	422,924
Amortization of difference arising from judicial resolutions	323,139	262,312	219,961
Depreciation and losses from miscellaneous assets	4,035	9,356	28,378
Goodwill amortization	6,629	6,629	6,629
Other (Note 6.l)	1,093,357	608,656	450,968
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	285,443	251,717	135,916
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	50,394	71,680	18,712
NET INCOME FOR THE FISCAL YEAR	235,049	180,037	117,204
NET INCOME PER ORDINARY SHARE (2)	0.50	0.38	0.25

(1)	See Note 3.3.ii)
(2)	See Note 19.14.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos
	Fiscal year ended December 31,
	2007	2006 (1)	2005 (1)
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	2,928,807 (2)	2,298,743 (2)	1,809,355
Cash and its equivalents at the end of the fiscal year	3,465,634 (2)	2,928,807 (2)	2,298,743 (2)
Net increase in cash and its equivalents	536,827	630,064	489,388

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Government and private securities	(623,058)	(668,858)	104,752
- Loans	(332,979)	362,278	1,672,211
to financial sector	(25,573)	(239,739)	37,475
to non-financial public sector	367,802	1,092,879	1,698,298
to non-financial private sector and residents abroad	(675,208)	(490,862)	(63,562)
- Other receivables from financial transactions	(63,401)	28,869	(34,891)
- Assets subject to financial leasing	(88,334)	(105,023)	(71,589)
- Deposits	1,854,830	1,307,662	936,988
to financial sector	39,186	128,094	9,125
to non-financial public sector	(19,579)	(29,664)	(95,141)
to non-financial private sector and residents abroad	1,835,223	1,209,232	1,023,004
- Other liabilities from financial transactions	221,229	218,337	(22,744)
Financing from financial or interfinancial sector (calls received)	(138,881)	152,710	970
Others (except liabilities included in Financing Activities)	360,110	65,627	(23,714)
Collections related to service charge income	1,182,608	913,907	720,291
Payments related to service charge expense	(158,927)	(110,199)	(77,764)
Administrative expenses paid	(1,020,873)	(823,918)	(676,039)
Organizational and development expenses paid	(3,848)	(3,577)	(6,121)
Net collections from punitive interest	822	62	2,801
Differences from judicial resolutions paid	(37,124)	(40,024)	(44,272)
Collections of dividends from other companies	6,321	107	—
Other payments related to other income and expenses	(656,249)	(314,644)	(214,852)
Net cash flows provided by operating activities	281,017	764,979	2,288,771

Investment activities
Net payments from premises and equipment	(38,922)	(53,880)	(23,656)
Net payments from other assets	(7,805)	18,679	3,929
Other payments from investment activities	(146,501)	(26,829)	(257,205)
Net cash flows used in investment activities	(193,228)	(62,030)	(276,932)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2007	2006 (1)	2005 (1)
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	(248,638)	(37,848)	(34,695)
- Argentine Central Bank	67	(53,413)	(1,704,774)
Others	67	(53,413)	(1,704,774)
- Banks and international agencies	376,899	(45,368)	(26,694)
- Subordinated corporate bonds	—	—	(59,476)
- Financing received from local financial institutions	(24,322)	8,231	70,845
Dividends paid in cash	(90,000)	(27,000)	—
Other collections from financing activities	414,830	65,160	206,979
Net cash flows provided by / (used in) financing activities	428,836	(90,238)	(1,547,815)

Financial results and results from holdings of cash and its equivalents (including interest)	20,202	17,353	25,364

Net increase in cash	536,827	630,064	489,388

(1)  Restated from its original version as mentioned in Notes 3.3. and 3.4.20.
(2)  See Note 3.4.20. to the Consolidated Financial Statements.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2007, 2006 and 2005 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 19.7).

At June 28, 2006 the Bank swapped corporate bonds corresponding to Provincial Development Trust Fund into Secured Bond due in 2020. The face value of the corporate bonds swapped amounted to 551,230,672.

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001. The swap period came to an end on February 25, 2005. In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar-denominated Discount Bonds (Nominal Value (VN) 26,083,453) and Peso-denominated Discount Bonds (VN 146,817,752) were received by the Bank.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2007, 2006 and 2005, taxes paid amounted to 251,944, 162,012 and 118,500, respectively. At such dates, interest-paid amounted to 644,989, 554,698 and 807,152, respectively.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	Non-capitalized contributions			Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2004	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,413,094)	1,684,343
Cumulative losses absorption approved by Stockholders’ Meeting held on April 28, 2005 (Communication “A” 4294 as supplemented of the BCRA)	—	(1,020,258)	(456,925)	—	(1,802)	—	1,478,985	—
Net income for the fiscal year	—	—	—	—	—	—	117,204	117,204
Balances at December 31, 2005	471,361	175,132	312,979	428,698	—	230,282	183,095	1,801,547
Decisions of Stockholders’ Meeting of April 27, 2006:
- Dividends paid in cash	—	—	—	—	—	—	(27,000)	(27,000)
Statutory Reserve	—	—	—	36,619	—	—	(36,619)	—
Reversal of “Unrealized valuation difference” due to foreign currency compensation	—	—	—	—	—	(230,282)	230,282	—
Net income for the fiscal year	—	—	—	—	—	—	180,037	180,037
Balances at December 31, 2006	471,361	175,132	312,979	465,317	—	—	529,795	1,954,584
Decisions of Stockholders’ Meeting of April 26, 2007:
- Dividends paid in cash	—	—	—	—	—	—	(90,000)	(90,000)
- Statutory Reserve	—	—	—	82,064	—	—	(82,064)	—
Unrealized valuation difference (2)	—	—	—	—	—	(42,796)	—	(42,796)
Net income for the fiscal year	—	—	—	—	—	—	235,049	235,049
Balances at December 31, 2007	471,361	175,132	312,979	547,381	—	(42,796)	592,780	2,056,837

(1)	See Note 1.2.
(2)	Unrealized loss for Available for Sale investments (see Note 3.4.2.).

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (“BBVA Banco Francés”) has its main place of business in Buenos Aires, Argentina, and operates a 232-branch network.

As from December, 1996, BBVA Banco Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2007.

Part of BBVA Banco Francés’ corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders´ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2002:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1) Through public subscription of shares.
(2) The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (“CNV”).

1.2.2.	Authorized and issued shares

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

1.2.3.	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Consolidated Statement of Changes in Stockholders’ Equity represents:

a)
The balance of the surplus of the technical valuation on the Bank’s properties made in year 1,981, which is available to absorb losses on the disposal or devaluation of such properties restated by inflation as mentioned in Note 3.2.

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

December 31, 2007 and 2006
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

BBVA Banco Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

1.4.	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BBVA Banco Francés, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía. Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was US$16,900,000, based on the financial statements as of December 31, 2004 (upon entering into the sale agreement, an advance payment was made for 20% of the price) plus the accrued results during the period between that day and the closing date of the operation.

As of June 28, 2006 Argentine Central Bank (BCRA) approved this operation by Resolution No. 146. This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred, originating an income of 12,979.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2007	2006	2007	2006	2007	2006
Francés Valores Sociedad de Bolsa S.A.	Stockbroker	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Trust manager	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Pensions fund manager	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Insurance company	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2007.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	30,766
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	23,697
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	6,855
Assurex S.A.	Argentina	12.50%	Insurance	35
Coelsa S.A.	Argentina	11.39%	Clearing house	117
Interbanking S.A.	Argentina	9.09%	Information services for financial markets	1,216
Argencontrol S.A.	Argentina	7.77%	Agent Mandatary	54
Sedesa S.A.	Argentina	13.31%	Deposit Guarantee Fund	133
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	6,145
Visa Argentina S.A.	Argentina	5.00%	Credit card issuer	1,712

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Bank has consolidated - line by line - its balance sheets and statements of operations as of December 31, 2007, 2006 and 2005, as per the following detail:

- As of December 31, 2007 and 2006:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007 and 2006.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month periods ended December 31, 2007 and 2006.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

-	As of December 31, 2005:

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

The income / (loss) and cash flows and its equivalentes of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2007, 2006 and 2005.

Interests in subsidiaries are listed in Note 2.

3.2.	Restatement of the Financial Statements in equivalent purchasing power

The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (INDEC).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV’s General Resolution No. 272 and BCRA’s Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV’s General Resolution No. 415 and BCRA’s Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

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

The Consolidated Financial Statements as of December 31, 2007 include comparative information with the Consolidated Financial Statements for the fiscal years ended December 31, 2006 and December 31, 2005.

According to Communication “A” 4667 of the BCRA dated May 14, 2007: i) for fiscal 2007 the Consolidated Statements of Cash Flows shall be replaced with the Consolidated Statements of Cash and Cash Equivalents Flows. In this respect, and just for comparison purposes, the Bank presents the Consolidated Statements of Cash and Cash Equivalents Flows for the fiscal years 2006 and 2005 to substitute for the Consolidated Statements of Cash Flows and ii) certain accounts in the Consolidated Balance Sheet and in the Consolidated Statement of Operations must be broken down in further detail. This requirement has entailed that certain balances corresponding to the Consolidated Financial Statements as of December 31, 2006 and 2005 have to be modified.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Financial Statements have been as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2007 and 2006, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Government and private securities

Government securities:

▪	Holdings in investment accounts:

-
Discount Bonds: as of December 31, 2006 they were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Bank set up allowances to cover the difference between the amounts recorded as described above and the market value.

Discount Bonds holdings were sold by BBVA Banco Francés during the fiscal year ended December 31, 2007. Consolidar Cía. de Seguros de Retiro S.A. has booked its bonds in accordance with the standards of the National Superintendence of Insurance.

-	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

As of December 31, 2006 they were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

Federal Government Bonds holdings were sold by BBVA Banco Francés during the fiscal year ended December 31, 2007. Consolidar Cía. de Seguros de Retiro S.A. has booked its bonds in accordance with the standards of the National Superintendence of Insurance.

▪
Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2007 and 2006. Differences in listed prices were credited/charged to income for each fiscal year then ended.

▪
Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of December 31, 2007, they were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity. As of December 31, 2007, the amount recorded was 42,796 (loss).

▪
Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of December 31, 2007 and 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

▪
Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2007, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

▪	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2007 and 2006. Differences in listed prices were charged to income for each fiscal year then ended.

3.4.3.	Government loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2007 and 2006, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of BCRA as amended of the BCRA.

Present values as of December 31, 2007 and 2006 were calculated by discounting the cash flows as per the relevant contracts at an annual rate of 6.50% and 5% respectively, in accordance with the provisions of the abovementioned Communications for December, 2007 and 2006.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of Ps.1.40 per dollar plus CER plus interest accrued through the end of each fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911 by the BCRA.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree No. 1387/01 and restated by the CER through the end of each fiscal year.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2007 and 2006, receivables and payables have been adjusted to the CER as follows:

▪
Federal government guaranteed loans have been adjusted under Resolution No. 50/02 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

▪
Federal government secured bonds due in 2020: have been adjusted under Resolution No. 539/02 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2007 and 2006.

3.4.5.	Allowance for loans losses and contingent commitments

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
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

3.4.7.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2007 and 2006.

3.4.8.	Instruments to be received and to be delivered for spot and forward transactions to be settled

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪
In foreign currency: as of December 31, 2007 and 2006, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

▪	Holdings in investments:

-	Holdings for trading (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in Note 3.4.2. above.

-	Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in Note 3.4.2. above.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed-upon for each transaction, plus related premiums accrued as of December 31, 2007 and 2006.

3.4.10.	Assets subject to financing leasing

As of December 31, 2007 and 2006, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
VISA Argentina S.A., Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2007 and 2006 were valued by the equity method at the end of each fiscal year.

▪	Other: as of December 31, 2007 and 2006 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

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

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) are amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of December 31, 2007 and 2006, the Bank recorded assets amounting to 57,489 and 343,450, respectively, to reflect the above items (after deduction of accumulated amortization for 1,139,187 and 816,103, respectively), under the caption Intangible Assets and in the account Organization and development expenses.

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

In its decision in re “Massa, Juan Agustín versus National Executive Branch - Decree No. 1570/01 and others following petitions for protection of civil rights under Law No. 16,986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. The Supreme Court of Justice has held, both in this judgment and in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, that the amounts withdrawn from the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

exchange market prevailing on each date. The payments made are to be consolidated and deducted as above described from the amount settled according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, i.e., the value in US Dollars of the original deposit.

The Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

3.4.14.	Derivative transactions:

Interest rate swaps and Forward transactions

▪	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of each fiscal year.

▪
Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

3.4.15.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.16.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2007 and 2006.

3.4.17.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.18.	Stockholders’ equity accounts

They are restated by inflation as explained in Note 3.2., except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

3.4.19.	Statements of Operations Accounts

▪
As of December 31, 2007, 2006 and 2005, accounts accruing monetary transactions (Financial Income (Expense), Service Charge Income (Expense), Provision for Loan Losses, Operating Expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

3.4.20.	Consolidated Statements of Cash and Cash Equivalents Flows

According to Communication “A” 4667 dated May 14, 2007, the BCRA replaced the Consolidated Statements of Cash Flows for the Consolidated Statements of Cash and Cash Equivalents Flows. The Consolidated Statements of Cash and Cash Equivalents Flows was prepared using the measurement methods prescribed by the BCRA.

The Statements of Cash and Cash Equivalents Flows as of December 31, 2007, 2006 and 2005 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2007	2006	2005

a) Cash and due from banks	3,169,314	2,558,484	1,611,506

b) Government securities held for trading or financial transactions	170,320	303,823	664,837

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years	126,000	66,500	22,400

CASH AND ITS EQUIVALENTS	3,465,634	2,928,807	2,298,743

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the year-end date.

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

NOTE 4—DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (CPCECABA) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the FACPCE incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the CPCECABA.

The Bank has prepared these Consolidated Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

4.1.	Valuation criteria

a)	National Government Secured Loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousands for Secured loans. At December 31, 2007 and 2006, those loans are recorded under “Loans – to the Public Sector” amounting to 2,367,869 and 2,886,767, respectively, in accordance with the criterion described in Note 3.4.3.

In accordance with Resolution CD No. 290/01 of the CPCECABA, at December 31, 2007 and 2006, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return. However, as of December 31, 2007 and 2006 the book value of these assets is not significantly different from their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 3.4.13., as of December 31, 2007 and 2006, the Bank records assets amounting to 57,489 and 343,450 (whose original values had been 1,196,676 and 1,159,553) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

c)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 55,500 and 337,000 as of December 31, 2007 and 2006, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in the first bullet of the Note 3.4.14. and Note 12, as of December 31, 2007 the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, it would have booked additional liabilities for 7,433.

4.2.	Aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2. the Bank charged to the account “Unrealized valuation difference” in stockholders' equity a loss of 42,796, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of December 31, 2007, this amount should have been charged to the income/loss for such fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

4.3.	Other differences with respect to generally accepted accounting principles effective in Buenos Aires City, related to Consolidar Group

a)	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.'s Superintendence.

b)
Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 952,106 and 768,514 as of December 31, 2007 and 2006, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

c)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

d)
Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2007 amounted to 117 (income).

e)	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

f)
Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 22,099 and 25,947 at December 31, 2007 and 2006 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2007 and 2006, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

As of December 31, 2007 and 2006, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 55,500 and 337,000, respectively. Such amounts are made up as follows:

	December 31,
	2007	2006
Deferred tax assets	981,455	774,000
Deferred tax liabilities	(925,955)	(437,000)

Net deferred assets	55,500	337,000
Allowance	(55,500)	(337,000)

5.2.	Tax on minimum presumed income

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

Consequently, as of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2006, the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax credit and 34,000 in the line Others – Tax Advance under Other Receivables).

5.3.	Other tax issues

a)
The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

b)
On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defences to the notice mentioned.

The Bank’s management as well as its legal and tax advisors estimate that the Bank has reasonably interpreted currently applicable rules and regulations as regards the periods covered by the notice.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	2007	2006
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds LIBOR 2012 - Compensation	—	108,622
Discount Bonds in pesos	310,956	406,674
Federal Government Bonds LIBOR 2014	34,927	—
Federal Government Bonds in Pesos 10.5 % due in 2012	24,949	—
BCRA Notes (NOBAC)	176,882	—
Total	547,714	515,296

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	115	8,748
Federal Government Bonds LIBOR 2012	29,720	24,018
Federal Government Bonds LIBOR 2013	3,583	2014
Buenos Aires City Bond	3,563	6,648
Federal Government Bonds LIBOR 2014	484	22,094
Discount Bonds in pesos	50,615	85,947
Discount Bonds in US dollar	2,805	—
Peso-denominated GDP-related securities	11,607	20,476
Federal Government Bonds in pesos 7% due in 2017	1,811	—
Federal Government Bonds in pesos 7% due in 2013	1,248	—
Cuasipar Bonds in pesos	6,365	8,104
Secured Bonds due in 2018	16,422	93,602
Federal Government Bocon PRE8	11,520	15,910
Federal Government Bocon PRE9	6,900	2
Federal Government Bonds in US dollar 7% due in 2011	8,873	9,807
Federal Government Bonds in Pesos 10.5 % due in 2012	3,105	—
Other	11,584	6,453
Total	170,320	303,823

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	2007	2006

Available for sale
Secured Bonds due in 2018	73,284	—
Federal Government Bocon PRO12	166,229	—
BCRA Notes (NOBAC)	1,133,071	—
Total	1,372,584	—

Unlisted government securities

Secured Bonds due in 2020	903,897	843,792
Tax credit certificates due in 2003/2006	6	5
Total	903,903	843,797

Instruments issued by the Argentine Central Bank

BCRA Bills (LEBAC)	140,068	75,139
BCRA Notes (NOBAC)	1,865,723	2,445,767
Total	2,005,791	2,520,906

Investments in listed private securities

Edesur S.A. Corporate Bonds	—	16,755
Telefónica de Argentina S.A. Corporate Bonds	2,269	9,405
Telecom Personal Corporate Bonds	4,994	9,605
Camuzzi Gas Pampeana Corporate Bonds	10,096	10,057
Rombo Compañía Financiera Corporate Bonds	—	6,906
Tarjeta Naranja Trust	11,820	3,797
Acindar S.A.	2,387	3,487
Telecom	5,197	4,280
Galtrust 1 Financial Trust	10,333	10,941
Milennium Trust Financial Trust	—	5,281
Petrobrás Energía S.A.	4,051	6,616
FBA Bonos Argentina	2,019	6,608
FBA Ahorro Pesos	1,671	7,592
Fideicomiso de Gas	30,629	30,391
Grupo Concesionario del Oeste Corporate Bonds	9,985	10,095
1784 Inversión Pesos FCI	2,853	3,906
Pionero Pesos FCI	10,015	4,068
Banco Macro Corporate Bonds	2,538	3,718
Tarjeta Cuyana Corporate Bonds	6,459	—
Petrobras Energía S.A. Corporate Bonds	1,429	2,658
Radar Financial Trust	36,788	—
Tenaris	3,160	2,755
Grupo Financiero Galicia	1,734	5,874
SMAD Schroder Corto Plazo	—	3,004
Garbarino Financial Trust	4,349	—
Secubono Financial Trust	9,153	—
Cía. Financiera Argentina Financial Trust	12,033	—
Rembrandt Amor Pesos FCI	11,016	—
Other	44,965	35,597
Sub-Total	241,943	203,396
Allowances	(61,002)	(15,186)
Total	5,181,253	4,372,032

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	2007	2006

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,497,988	1,109,307
Fixed-rate financial loans	904,117	926,097
Other	264,738	246,839
Total	2,666,843	2,282,243

c) INVESTMENTS IN OTHER COMPANIES – Others

In other non-controlled companies- unlisted	30,586	27,586
In non-controlled companies-supplementary activities	15,801	12,860
Other – unlisted	43	3,090
Total	46,430	43,356

d) OTHER RECEIVABLES – Others

Prepayments	46,200	22,602
Guarantee deposits	25,551	27,059
Miscellaneous receivables	60,226	64,193
Tax prepayments (*)	93,647	372,364
Other	59,384	38,991
Total	285,008	525,209
(*) As of December 31, 2007 and 2006, it includes the deferred tax asset for 55,500 and 337,000 respectively (see Note 5.1).

e) SUBSIDIARIES’ OTHER ASSETS

Premium receivables from insurance companies	—	25,749
Others related to insurance business	450	450
Total	450	26,199

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Correspondents – our account	146,540	23,746
Collections and other operations for the account of third parties	25,925	29,815
Other withholdings and collections at source	104,883	57,461
Accounts payable for consumption	140,105	108,636
Money orders payable	244,410	203,635
Loans received from Argentine Technological Fund (FONTAR)	20,623	—
Loans received from Interamerican Development Bank (BID)	57,738	—
Other	57,003	51,230
Total	797,227	474,523

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	194,226	150,102
Accrued taxes	79,813	119,964
Miscellaneous payables	91,845	65,532
Other	8,997	4,375
Total	374,881	339,973

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	2007	2006

h) SUBSIDIARIES’ OTHER LIABILITIES

Insurance companies, claims in adjustment process	94,013	98,077
Fluctuation fund – Consolidar Cía. de Seguros de Retiro S.A.	138,480	108,585
Insurance companies, mathematical reserve	1,896,586	1,574,347
Insurance companies, reinsurer’s reserve	10	(301)
Difference arising from secured loans accrued valuation Consolidar	(22,099)	(25,947)
Benefit pending of integration – Resolution No. 29796 Consolidar Cía. de Seguros de Retiro S.A.	—	(607)
Others related to insurance business	39,741	81,717
Total	2,146,731	1,835,871

i) DEBIT ACCOUNTS – Control – Others

Items in safekeeping	9,433,738	9,993,701
Collections items	579,318	512,838
Checks drawn on the Bank pending clearing	223,112	157,409
Checks not yet credited	786,562	521,952
Securities representative of investment in escrow on behalf of the Pension Fund Manager	20,993,983	18,353,793
Other	62,182	27,298
Total	32,078,895	29,566,991

	2007	2006	2005
j) SERVICE CHARGE EXPENSE - Others

Turnover tax	34,175	27,574	22,541
Other	10,381	6,087	2,402
Total	44,556	33,661	24,943

k) OTHER INCOME - Others

Premiums – Insurance companies	299,659	181,662	125,861
Rent	2,038	—	—
Deferred income tax	55,500	—	242,000
Related parties expenses recovery	6,100	—	—
Others	20,368	25,757	22,395
Total	383,665	207,419	390,256

l) OTHER EXPENSE – Others

Insurance companies, mathematical reserve	357,063	246,181	127,172
Life Annuities – Consolidar Cía. de Seguros de Retiro	119,971	98,279	85,312
Tax on bank credits and debits	33,064	24,189	17,670
Deferred tax expenses	337,000	23,000	—
Insurance premiums for disability and death	884	—	—
Claims paid – Insurance companies	200,459	192,122	170,452
Others	44,916	24,885	50,362
Total	1,093,357	608,656	450,968

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 7—RESTRICTIONS ON ASSETS

As of December 31, 2007, there were Bank’s assets, which were restricted as follows:

a)
The Government and Private Securities account includes 60,456 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,261 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 126,530 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

d)
Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

NOTE 8—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA's complementary regulations.

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

That Company was incorporated in August 1995 and the Bank has a 13.3117% interest in its capital stock.

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

NOTE 9—TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BBVA Banco Francés as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BBVA Banco Francés as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BBVA Banco Francés entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2007 and 2006, total estimated corpus assets of Diagonal Trust amount to 3,897 and 17,497, respectively, considering its recoverable values and those of Inmobal Nutrer Trust amount to 25 at the end of the previous fiscal year. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
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

▪
Banco Francés Trust: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. On January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA). On November 29, 2007, BBVA transferred to BBVA Banco Francés S.A. ownership over the trust share certificate. The transfer of assets and liabilities in order to settle the Banco Francés Trust was executed on December 31, 2007. The fair value of assets and liabilities transferred is not material.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries.

9.2.	Non-Financial Trusts

The Bank acts as trustee in 44 and 59 non financial trusts as of December 31, 2007 and 2006, respectively, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 588.4 million and 1,220 million as of December 31, 2007 and 2006, respectively, consist of cash, creditors’ rights, real estate and shares.

NOTE 10—CORPORATE BONDS

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

On March 15, 2007, the Bank paid the redemption price of Negotiable Obligations Class 15 maturing in 2008, which were issued for an aggregate principal amount of US$121,504,050.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank's subsidiaries or related companies.

NOTE 11—FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

On December 29, 2004, the Bank cancelled the last installment of the corporate bonds related to the FFAEFS, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

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

The Bank filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. In May 2005 was recorded a liability in the account Financing received from Argentine financial institutions under the caption Other Liabilities from Financial Transactions. As of December 31, 2006, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund.

On April 13, 2007, the Trust Fund accepted the proposal of settlement for the amount of thousand Pesos 88,462, and accordingly the Bank transferred the funds for the purpose of fully and totally repaying the debt as of April 20, 2007.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2007:

-
Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, in accordance with accounting principles generally accepted in Buenos Aires City, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in the first bullet of the Note 3.4.14. generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounts to 7,919 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 292,000 and “Memorandum accounts - Debit accounts – From derivatives– Others” for 50,000.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in the second bullet of the Note 3.4.14., generating income as of the end of the fiscal year for 6,457.

▪	Transactions as of December 31, 2006:

-
Interest rate swaps for 30,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in the first bullet of the Note 3.4.14., resulting in a gain of 6 at year-end. At the end of the previous fiscal year, these transactions were recorded for 30,000 under “Memorandum Accounts - Debit accounts - Derivatives - Interest rate swaps”.

-
Non-deliverable forward transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 387,777 and 283,243, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued as described in the second bullet of the Note 3.4.14., generating income as of the end of the fiscal year for 2,488.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2007, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2.	Investment Funds custodian

As of December 31, 2007 and 2006, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 765,436 and 1,027,748 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

	December 31,
Name of Mutual Fund	2007	2006
FBA Acciones Globales	136,139	61,275
FBA Total	10,863	12,403
FBA Renta	12,645	14,327
FBA Renta Pesos	298,951	262,251
FBA Renta Dólares	4,233	4,300
FBA Bonos	8,832	11,249
FBA Calificado	213,601	442,297
FBA Internacional	497	473
FBA Ahorro Dólares	11,730	12,615
FBA Renta Fija	16,214	19,713
FBA Ahorro Pesos	128,507	219,506
FBA Renta Premium	6,755	7,584
FBA Europa	4,770	2,257
FBA Horizonte	27,847	74,846
FBA EEUU	1,323	1,095
FBA Renta Corto Plazo	495	523
FBA Acciones Latinoamericanas	44,268	8,868
FBA Bonos Argentina	8,069	16,578
FBA Brasil	2,992	—
FBA México	979	—
FBA Commodities	50	—
FBA Acciones Argentinas	485	—
FBA Bonos Globales	50	—
Total	940,295	1,172,160

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 14—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

a)	The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007 approved the allocation of earnings as follows:

-	To Statutory Reserve: 82,064.

-	To cash dividends: 90,000 (previously approved pursuant to File No. 6480/07 of the BCRA).

b)
In accordance with Communication “A” 4664, issued on May 11, 2007 and with the text issued by BCRA entitled “Distribution of Income”, to calculate balances of distributable earnings, the Bank must deduct point 2.1 of said Resolution from the Unappropriated earnings account on an off-balance sheet basis. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On February 12, 2008 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of Ps. 164,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps. 0.34793 per share.

On March 28, 2008 the Argentine Central Bank issued an authorization to this Bank for the payment of dividends in cash in accordance with Communication “A” 4589 dated October 29, 2006 and amendments.

c)	In accordance with the provisions of BCRA, the next Shareholders' Meeting must appropriate the amount of 47,010 currently included under Unappropriated earnings to the Statutory Reserve.

NOTE 15—CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of December 31, 2007 and 2006 amounted to 17,268 million and 16,673 million respectively.

b)
Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i)	The possibility for the affiliates currently covered by the individually funded scheme of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii)
As from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii)
Men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P. S.A. during the period amount to approximately 1,060,000 which stand for an approximate number of 188,000 affiliates.

iv)
The restriction of the commission charged by the Pension Fund Managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%.

v)
Increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 to 6,000 concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 for salaries accrued as from September 1, 2007.

vi)
The establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

vii)	To apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The Board of Directors of Consolidar A.F.J.P. S.A. is currently analyzing the effects of the legal reforms and working on adjusting the Company's operations in order to adapt to the new legal framework.

Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives most adequate for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2007	2006
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	126,305	121,401
Consolidar Cía. de Seguros de Vida S.A.	65,736	44,393
Consolidar Cía. de Seguros de Retiro S.A.	29,494	36,826
Francés Valores Sociedad de Bolsa S.A.	470	302
Atuel Fideicomiso S.A.	3	4
PSA Finance Argentina Cía. Financiera S.A.	14,010	13,551
	236,018	216,477

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 17—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	309,219	(*)
Special Guarantee Accounts	108,697
BCRA Checking Account	1,372,244
Cash in valuables’ transportation	205,933	(*)
Franchises	175,306
TOTAL	2,171,399

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	133,245	(*)
BCRA Checking Account	703,779
Cash in transit	2,654	(*)
Cash in valuables’ transportation	49,849	(*)
TOTAL	889,527

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	25,697	(*)
BCRA Checking Account	20,448
Cash in transit	42	(*)
Cash in valuables’ transportation	13,154	(*)
TOTAL	59,341

(*) Only 67% of these balances are admitted as compliance.

NOTE 18—RISK MANAGEMENT POLICIES

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating the following risks: credit, market, liquidity and operational.

a)	Credit Risk

The Risk Division is composed of the following areas: Retail Banking, Enterprise and Corporate Banking. Each of these is in turn made up by: Policies and Tools, Admission, Risk Follow-Up and Credit Recovery.

Approvals are processed by virtue of the powers granted to Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, according to the amount of the assistance, as well as according to the characteristics of the customer and transaction (commercial areas are also authorized to resort to delegated credit powers). Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking, Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

-	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

-	Adequate and sufficient guarantees must to allow the loans recovery.

-	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

-	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

-
The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

-
Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Market Risk

The Market Risk area, which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market risks in BBVA Banco Francés. It is in charge of the following:

-
Identifying the Business Units within BBVA Banco Francés that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

-	Monitor on a daily basis compliance with the risk limits and policies of the Business Units.

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at one day.

Policies are implemented through a limit structure, in terms of daily VaR and daily, monthly and annual Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

c)	Liquidity Risk

Although the Financial Division is responsible for managing the structural risks at BBVA Banco Francés, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the liquidity risk.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Faced with any alarm hinting that a liquidity crisis can be on the making, the Entity relies on a crisis committee made up by the areas of Financial Management, Market Risk and the Treasury Department which must analyze the situation and scale it up to the immediately higher level control (Board of Directors - COAP).

The Market Risk Area must obtain the flows of collections and payments, prepare the daily liquidity map, propose the limits and alert alarms and prepare and distribute the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

d)	Operational Risk

The Risk Division, through the Operational Risk area, is entrusted with the implementation of a working framework to allow it to identify, value, follow up, control and mitigate operational risk through the development of specific tools and the maintenance of a historical database of losses as recorded, segmented by business areas and classes of risks.

Both the function used to identify and quantify operational risk (Ev-Ro tool) and the function used for a dynamic control and follow-up of the efficacy of the mitigation actions implemented (Trans-VaR) are highly widespread in the various business areas and supporting areas.

The follow-up of these tools and controls allows:

-	To assess the degree of mitigation activity implemented in the various areas

-	To verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

-
To ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

NOTE 19—OTHER REQUIERED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

19.1.	Transactions with related parties

The balances as of December 31, 2007 and 2006 for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2007	2006	2007	2006	2007	2006

BBVA S.A.	5,858	2,351	4,809	—	30,438	1,276
Consolidar A.R.T. S.A.	58	151	87,282	20,235	389,552	344,167
BBVA Consolidar Seguros S.A.	33	4	10,225	3,801	56,971	58,031
Rombo Cía. Financiera S.A.	150,408	130,643	846	1,014	82,000	30,000
Inversora Otar S.A.	—	3,093	347	372	375,513	439,602
Consolidar Salud S.A.	—	108	55	—	—	—
Consolidar Comercializadora S.A.	—	—	—	291	—	—

(1)	Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

The net income as of December 31, 2007, 2006 and 2005, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (1)
	2007	2006	2005
Income	89,416	62,807	22,659
Expenses	(2,658)	(9,117)	(3,871)
	86,758	53,690	18,788

(1) All the concerted operations have been contracted according with market’s conditions.

19.2.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2007	2006
Peso and Foreign Currency Balances	2,288,590	1,813,695

19.3.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 2,102,642 and 1,748,436 as of December 31, 2007 and 2006, respectively; (2) interest-bearing deposits in foreign banks totaling 30,452 and 18,014 as of December 31, 2007 and 2006, respectively, and (3) interest-bearing deposits in local banks totaling 1,092 and 408 as of December 31, 2007 and 2006, respectively.

b)
Included in “Loans” there are: overnight foreign bank interest-bearing deposits totaling 129,661 as of December 31, 2007. As of December 31, 2006 the Bank did not register amounts for this kind of operations.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 108,697 and 99,242 as of December 31, 2007 and 2006, respectively.

19.4.	Securities holdings in investment accounts and available for sale

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006	2007	2006	2007(*)	2006(*)	2007	2006
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Argentine Governments Bonds	370,832	515,296	—	—	50,391	61,852	320,441	453,444
Argentine Central Bank Notes	176,882	—	334	—	—	—	177,216	—
Total	547,714	515,296	334	—	50,391	61,852	497,657	453,444

(*)	This amount is accounted in the caption “Allowances” in our Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2007, by contractual maturity, were as follows:

	December 31, 2007
	Book value	Market value
Due in one year or less	53,078	52,776
Due after one year through five years	174,948	166,247
Due after five years through ten years	8,732	7,236
Thereafter	310,956	271,398
Total	547,714	497,657

As of December 31, 2007 and 2006, the Bank did not hold government securities classified as “held to maturity” under U.S. GAAP. The government securities classified as “holding in investment account” under BCRA rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 20.5.1. and 20.5.2.).

The amortized cost and the market value of holdings in available for sale accounts under BCRA’s rules at December 31, 2007, by contractual maturity, were as follows:

	December 31, 2007
	Amortized cost	Market value
Due in one year or less	1,083,332	1,081,211
Due after one year through five years	215,520	190,723
Due after five years through ten years	115,144	99,448
Thereafter	1,384	1,202
Total	1,415,380	1,372,584

19.5.	Loans

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To government sector: loans to public sector, excluding public financial institutions.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2007	2006
Government sector	2,367,869	2,887,276
Financial sector	541,911	436,126
Non-financial private sector and residents abroad	8,679,162	6,377,968
—Commercial portfolio
With self-liquidating preferred guarantees	90,375	52,128
With other preferred guarantees	107,790	42,395
Without preferred guarantees	4,942,315	4,155,131
—Consumer portfolio
With self-liquidating preferred guarantees	7,389	8,682
With other preferred guarantees	724,817	474,633
Without preferred guarantees	2,806,476	1,644,999

Less: Difference arising from purchase of portfolio	(93)	(90)
Less: Allowances for loan losses	(198,728)	(167,097)
Total	11,390,121	9,534,183

Commercial loans: encompasses all financing facilities, other than those not reaching an amount equivalent to 500 with or without preferred guarantees.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 500 with or without preferred guarantees.

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

The Bank also tracks its loan portfolio by industry segment. At December 31, 2007, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Consumer	25.41%
Governmental Services	20.43%
Other	13.92%
Food Stuff	6.60%
Financial Sector	4.68%
Oil and Carbon	4.09%
Mining Products	4.00%
Other Manufacturing	3.20%
Agricultural and Livestock	3.01%
Retail Trade	2.70%
Wholesale Trade	2.64%
Electrical Machinery	2.50%
Industrial Metals	1.89%
Beverage	1.79%
Construction	1.24%
Transportation Material	1.16%
Rubber Products	0.74%
Total	100.00%

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
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

During 2007, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2007 and 2006, are as follows:

	2007	2006
Balance at the beginning of the fiscal year	155,213	83,653
New Loans	2,561	75,995
Repayments	(25,170)	(4,435)
Balance at the end of the fiscal year	132,604	155,213

Total loans outstanding to these related parties at December 31, 2007 and 2006 including accrued interest, amounted to 132,604 and 155,213, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2007 and 2006, approximately 163,965 and 162,196 or 1.41% and 1.67% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2007 and 2006, non-performing loans amounted to 62,978 and 79,876, respectively. Past due loans included in the abovementioned amounts reach to 27,082 and 52,810 at December 31, 2007 and 2006, respectively.

19.6.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Balance at the beginning of the fiscal year	167,097	184,885	202,693
Provision for loan losses	61,985	69,799	114,220
Write-offs	(30,354)	(87,587)	(132,028)
Balance at the end of the fiscal year	198,728	167,097	184,885

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

19.7.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2007	2006
With self-liquidating guarantees	11,818	1,397
With preferred guarantees	463,621	423,032
Without preferred guarantees	482,646	494,131
Allowances	(1,901)	(1,028)
	956,184	917,532

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2007	2006
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	1,164,392	387,777
Contra debit derivatives accounts	1,506,392	417,777
Interest rate SWAP	342,000	30,000
“Notional” amount of non-deliverable forward sales	1,289,267	283,243
Contra debit derivatives accounts	1,289,267	283,243
Non-deliverable forward transactions balances pending settlement-Receivables	6,292	1,052
Non-deliverable forward transactions balances pending settlement-Liability	1,002	206
Forward sales of securities
Debtors under forward sales of securities	—	41
Forward sales of foreign exchange
Debtors under forward sales of foreign exchange	16	61
Forward purchases of securities
Creditors under other forward purchases	—	41

Repurchase and reverse repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings for trading	—	307,900
Creditors under government securities repurchase agreements with holdings for trading	—	277,035
Forward purchases of instruments issued by the BCRA under repurchase agreements with holdings available for sale	67,720	—
Creditors under instruments issued by the BCRA repurchase agreements with holdings available for sale	61,802	—
Debtors under reverse repurchase agreements	150,154	—
Forward sales under reverse repurchase agreements	165,431	—

(1) These accounts include the contract amount of the transactions expressed in thousand of Pesos using the closing exchange rate or quoted market value.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	December 31,
Description	2007	2006
Spot transactions with pending settlement
Unsettled spot securities purchases	33,075	20,233
Creditors under unsettled spot securities purchases	33,075	20,263
Debtors under unsettled spot securities sales	33,554	20,907
Unsettled spot securities sales	32,892	19,513
Unsettled spot foreign exchange purchases	7,924	6,075
Creditors under unsettled spot foreign exchange purchases	7,918	5,913
Debtors under unsettled spot foreign exchange sales	3,030	5,972
Unsettled spot foreign exchange sales	3,032	6,000
Unsettled spot Government securities purchases	1,436	116
Creditors under unsettled spot Government securities purchases	1,428	116
Debtors under unsettled spot Government securities sales	19,462	18,554
Unsettled spot Government securities sales	5,111	8,751

19.8.	Premises and equipment and other assets

19.8.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life	December 31,
Description	(years)	2007	2006
Land and buildings	50	465,620	465,568
Furniture and facilities	10	55,969	67,589
Machinery and equipment	5	100,040	82,163
Vehicles	5	5,292	4,276
Accumulated depreciation		(227,306)	(221,700)
Total		399,615	397,896

Depreciation expense was 37,203 and 31,781, at December 31, 2007 and 2006, respectively.

19.8.2.	Other assets

Other assets consisted of the following at December 31, 2007 and 2006:

	Estimated useful life	December 31,
Description	(years)	2007	2006
Rent assets	50	15,558	6,771
Works of art	—	983	983
Assets acquired for secure loans	50	4,646	6,283
Stationery and office supplies	—	2,693	2,380
Land and buildings not affected by banking activities	50	12,512	17,942
Vehicles to deliver for leasing		2,558	852
Total		38,950	35,211

Depreciation expense was 4,035 and 872, at December 31, 2007 and 2006, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

19.9.	Intangible assets

Goodwill

The breakdown of goodwill account as of December 31, 2007 and 2006 is as follows:

	December 31,
Description	2007	2006
Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization of 54,259 at December 31, 2007	12,200	18,831

Depreciation expense on goodwill was 6,629 and 6,630 at December 31, 2007 and 2006, respectively.

Organization and development expenses

The breakdown of organization and development account as of December 31, 2007 and 2006, is as follows:

	Estimated useful life	December 31,
Description	(years)	2007	2006
Start-up expenses of Consolidar AFJP	11	12,244	—
Organization and development non – deductible expenses (1)	5	57,489	343,450
Computer software acquisition expenses and computer programs development expenses	5	9,412	7,942
Other intangible assets	5	25,035	37,240
Total		104,180	388,632

(1)	See Note 3.4.13.

The 2007 and 2006’s variations in intangible asset accounts were as follows:

	December 31,
	2007	2006
Balance at the beginning of the fiscal year	388,632	629,877
—Additions	60,648	53,284
—Decreases	—	9,250
—Period amortization	345,100	285,279
Balance at the end of the fiscal year	104,180	388,632

19.10.	Other liabilities from financial transactions – Argentine Central Bank

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes, as follows:

	December 31,
Description	2007	2006
Short-term liabilities	1,833	1,761
Total	1,833	1,761

At December 31, 2007 and 2006, accrued interests and other differences included on the above liabilities amounted to 169 and 164, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

19.11.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2007	2006
Short-term liabilities
Other lines of credit from local and foreign banks	617,050	418,234
Total short-term liabilities	617,050	418,234
Long-term liabilities
Other lines of credit from local and foreign banks	22,220	—
Total long-term liabilities	22,220	—
Total	639,270	418,234

Accrued interests included on the above liabilities are 10,756 and 3,423, at December 31, 2007 and 2006, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets. Interest rates for long-term liabilities vary from 5.29% to 18.64% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2009	13,477
2010	4,900
2011	3,490
2012	353
Total	22,220

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

19.12.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2007	2006
Assets
Cash and due from Banks	1,260,938	973,034
Government and private securities	87,423	182,292
Loans	2,253,335	1,455,091
Other receivables from financial transactions	106,975	85,069
Assets subject to financial leasing	62	69
Investments in other companies	833	810
Other receivables	18,951	17,266
Suspense items	352	103
Total	3,728,869	2,713,734
Liabilities
Deposits	2,459,570	1,817,414
Other liabilities from financial transactions	1,027,236	784,915
Other liabilities	15,901	12,862
Suspense items	2	66
Total	3,502,709	2,615,257

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

19.13.	Minimum capital requirements

Under BCRA regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2007 and 2006 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2007	1,283,572	2,233,040	949,468
December 31, 2006	1,004,554	2,089,708	1,085,154

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least Ps.53,432 and Ps.46,559 as at December 31, 2007 and 2006, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity

19.14.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2007, 2006 and 2005, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

19.15.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Banco Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to SFAS No. 87 and 132 (revised 2003). This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2007 and 2006 the Bank has been accruing 883 and 4,580 in “Administrative Expenses - Personal Expenses”, respectively. During the fiscal year ended December 31, 2005 the Bank has been accruing initial contributions as hedge for prior years by 3,430 and 669 for the 2005. These expenses are included in “Other Expense - Charge for uncollectibility of other receivable and other allowances” and “Administrative Expenses - Personal Expenses”, respectively, in the Consolidated Financial Statements as of December 31, 2005. This concept has not had impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll. These expenses aggregated 53,144, 42,423 and 31,294 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

19.16.	Business segment consolidated information

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	As of December 31, 2007
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	18,903,940	264,251	19,168,191	377,785	2,562,922	(85,899)	22,022,999
Financial income	1,610,891	14,594	1,625,485	37,162	247,412	(5,847)	1,904,212
Service charge income and other income	1,220,097	20,469	1,240,566	463,960	580,609	(274,062)	2,011,073
Total income (1)	2,830,988	35,063	2,866,051	501,122	828,021	(279,909)	3,915,285
Financial expenses	(682,913)	(2,642)	(685,555)	(415)	(8)	5,847	(680,131)
Allowances for doubtful loans	(60,370)	(1,892)	(62,262)	—	—	—	(62,262)
Operating expenses	(872,913)	(4,887)	(877,800)	(211,084)	(38,741)	3,464	(1,124,161)
Other expenses	(1,027,268)	(9,911)	(1,037,179)	(278,988)	(748,572)	270,598	(1,794,141)
Total expenses (2)	(2,643,464)	(19,332)	(2,662,796)	(490,487)	(787,321)	279,909	(3,660,695)
Loss on minority interest in subsidiaries	(169)	(458)	(627)	(4,903)	(14,011)	—	(19,541)
Total net income	187,355	15,273	202,628	5,732	26,689	—	235,049

	As of December 31, 2006
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	16,294,763	109,151	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Financial income	1,514,699	7,030	1,521,729	44,237	384,026	(13,588)	1,936,404
Service charge income and other income	653,149	11,249	664,398	377,019	410,135	(221,237)	1,230,315
Total income (1)	2,167,848	18,279	2,186,127	421,256	794,161	(234,825)	3,166,719
Financial expenses	(581,603)	(95)	(581,698)	(234)	(1)	13,588	(568,345)
Allowances for doubtful loans	(69,411)	(714)	(70,125)	—	—	—	(70,125)
Operating expenses	(711,655)	(3,320)	(714,975)	(171,273)	(43,750)	2,594	(927,404)
Other expenses	(707,660)	(4,219)	(711,879)	(249,662)	(638,894)	218,643	(1,381,792)
Total expenses (2)	(2,070,329)	(8,348)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Gain/(Loss) on minority interest in subsidiaries	52	(1,505)	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	97,571	8,426	105,997	47	73,993	—	180,037
___________________________
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 19.5., the Bank has significant exposure to the Argentine Federal Government in form of secured loans and other debt obligations. For the fiscal years ended December 31, 2007, 2006 and 2005, the Bank recorded, under BCRA rules, income from secured loans (Decree No. 1387/01), including CER accrual for 340,182, 526,613 and 805,273, respectively. In addition, for the fiscal years ended December 31, 2007, 2006 and 2005, the Bank recorded net income from government securities for 283,968, 523,158 and 176,156, respectively.

Substantially most of Bank’s operations, property and customers are located in Argentina.

19.17.	Consolidated income statements and balance sheets

The presentation of Financial Statements according to Argentine Central Bank rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). These Consolidated Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC.

The consolidated income statements presented below discloses the categories required by Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

	December 31,
	2007	2006	2005
Consolidated Income Statements
Interest and fees on loans	1,202,946	1,132,766	1,254,007
Interest on investment securities	4,498	43,684	3,586
Trading account interest	403,747	580,901	243,751
Total interest income	1,611,191	1,757,351	1,501,344
Interest on deposits	578,982	471,763	365,106
Interest on short-tern borrowings	33,663	50,036	210,300
Interest on long-term debt	19	265	891
Total interest expense	612,664	522,064	576,297
Net interest income	998,527	1,235,287	925,047
Provision for loan losses	62,262	70,125	114,628
Net interest gain after provision for loan losses	936,265	1,165,162	810,419
Service charges on deposit accounts	191,952	165,776	143,933
Credit card service charges and fees	203,096	127,481	102,050
Fees on securities activities	11,464	12,600	15,598
Other commissions	825,990	640,702	539,462
Income from investment in equity securities	9,363	19,941	2,870
Foreign currency gains net	117,403	78,655	72,407
Gains on disposal of fixed and other assets	1,005	—	—
Other	943,790	363,386	480,349
Total other income	2,304,063	1,408,541	1,356,669

Consolidated Expenses Statements
Commissions	114,371	76,538	52,821
Personnel expenses	588,483	485,013	397,693
Fees and external administrative services	76,414	50,887	39,837
Depreciation of bank premises and equipment and other fixed assets	41,238	32,653	30,592
Business travel and development	18,317	16,628	12,961
Utilities	26,016	21,714	21,440
Advertising and promotion	67,212	46,050	39,757
Contributions and taxes	148,858	118,847	92,564
Maintenance and repairs	38,553	30,712	26,157
Amortization of Goodwill	6,629	6,629	6,629
Provision for loss contingencies	157,626	312,485	422,924
Loss on disposal of fixed and other assets	—	7,657	26,402
Minority interest in subsidiaries—loss	19,541	39,016	17,151
Other	1,651,627	1,077,157	844,244
Total other expenses	2,954,885	2,321,986	2,031,172
Income before income tax and tax on minimum presumed income expenses	285,443	251,717	135,916
Income tax and tax on minimum presumed income expenses (see Note 5.1. and 5.2.)	50,394	71,680	18,712
Net gain	235,049	180,037	117,204
Net gain per Ordinary Share	0.50	0.38	0.25

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Argentine Central Bank’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2007 and 2006 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2007	2006
Assets
Cash and due from banks	1,035,128	791,626
Interest bearing deposits in other banks	2,242,883	1,866,100
Forward purchases and under reverse repurchase agreements	—	307,900
Unsettled spot purchases	42,435	26,424
Debtors under forward sales and under reverse repurchase agreements	150,170	102
Debtors under unsettled spot sales	56,046	45,433
Trading account assets	3,260,955	3,856,736
Investments securities	625,700	569,734
Loans	11,588,849	9,701,280
Allowance for loan losses	(198,728)	(167,097)
Premises and equipment	399,615	397,896
Intangible assets	116,380	407,463
Other assets	2,703,566	1,031,032
Total assets	22,022,999	18,834,629

Liabilities and Stockholders’ Equity
Interest bearing deposits	12,176,829	10,207,814
Non interest bearing deposits	2,832,929	2,297,942
Creditors under forward purchases and under reverse repurchase agreements	1,002	277,282
Creditors under unsettled spot purchases	104,223	26,292
Forward sales and under repurchase agreements	165,431	—
Unsettled spot sales	41,035	34,264
Other short-term borrowings	1,357,341	959,491
Other liabilities	80,989	2,179,957
Long-term debt	2,528,401	186,678
Commitments and contingent liabilities	441,964	493,848
Minority Interest in subsidiaries	236,018	216,477
Common Stock	471,361	471,361
Non-capitalized contributions	175,132	175,132
Other stockholders’ equity	1,410,344	1,308,091
Total liabilities and stockholders’ equity	22,022,999	18,834,629

19.18.	Off-Balance sheet financial instrument

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

a)	Derivatives

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

▪  Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index. As December 31, 2007, 2006 and 2005 the Bank does not have outstanding options.

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

Forward transactions are effected by the Bank in order to comply with the limits set forth by the BCRA in relation to the technical ratio of the Net Global Position in foreign currency and to reduce fluctuations risks in the rates of exchange. However, such transactions do not qualify as foreign exchange hedge in terms of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

▪  Swaps: they are agreements between two parts with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements. In addition see Note 12.

Pursuant to BCRA’s regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying Consolidated Balance Sheets and they have been valued as mentioned in Notes 3.4.8. and 3.4.9. In addition, future and forward transactions without delivery of underlying asset and the interest rate swaps have been valued as mentioned in Note 3.4.14.

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2007 and 2006, the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 19.7. The following table shows at December 31, 2007 and 2006 the notional value forward transactions and SWAP divided between hedging and trading:

	December 31, 2007		December 31, 2006
	Trading	Total	Trading	Total
Forward sales and purchases of foreign exchange	2,453,659	2,453,659	671,020	671,020
Interest rate SWAP	342,000	342,000	30,000	30,000

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2007	2006
Credit lines granted (unused portion) cover by debtor classification	26,185	13,695
Foreign trade acceptances and standby letters of credit	196,522	100,577
Guarantees granted	270,396	178,079

 (*)  A significant portion of the Bank’s guarantees as of December 31, 2007 and 2006, have a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2007	2006
Self-liquidating counter guarantees	14,873	12,000
Preferred counter guarantees	3,816	5,579

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2007	2006
Checks drawn on the Bank pending clearing	223,112	157,409
Checks drawn against other Banks	388,952	228,192
Drafts and notes for collection	579,318	512,838

c)	Trust activities

See Note 9.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

NOTE 20—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

20.1.	Income taxes

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2007	2006	2005
Income before income tax in accordance with US GAAP	1,931,451	1,468,544	1,780,936
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	676,008	513,990	623,328
Tax exempt income	78,754	(14,257)	(494,422)
Non-deductible items	—	—	84,700
Other, net	21,766	(11,391)	(30,890)
Initial adjustments to net deferred tax assets	—	(104,391)	(77,258)
Income tax computed in accordance with U.S. GAAP	776,528	383,391	105,458
Income tax computed in accordance with BCRA’s rules	281,500	23,000	(242,000)
Adjustments to reconcile income tax (benefit) to U.S. GAAP	495,028	360,391	347,458
(Recover) of allowances on deferred tax assets	(328,508)	(325,939)	(366,801)

The tax exempt income adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (18,003, 31,109 and 19,758 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Guaranteed Loans received were exempt in the income tax (9,798, 15,042 and 105,825 for the fiscal years ended December 31, 2007, 2006 and 2005, respectively), and other net effects.

The non-deductible items noted above principally relate to the allowances booked under BCRA rules (84,700 for the fiscal year ended December 31, 2005).

“Initial adjustments to net deferred tax assets” are originated in changes that occurred in the tax legislation for the fiscal years ended December 31, 2006 and 2005.

As explained in Note 5.1, under Argentine BCRA banking GAAP the capitalization of the net operating losses is not allowed. Consecuently, these adjustments have not impact under such rules.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Under US GAAP, the net operating losses that are part of the net deferred tax assets are entirely provisioned in the years 2004 and 2005. As the initial adjustment affects net operating losses that are entirely provisioned, its impact in equity as well as in the income/loss is neutral.

Under US GAAP the Bank has considered that in terms of paragraph 27 and 45.g. of SFAS 109, “Accounting for Income Taxes”, these adjustments correspond to changes in the tax legislation occurred in the fiscal year where the Initial adjustment to net deferred tax assets is disclosed. These adjustments affect the initial balances of net operating losses considered in determining income tax under local accounting standards, and therefore are disclosed under Initial adjustments to net deferred tax assets.

 “Other, net” includes other net effects, and tax exempt income and non-deductible items arising from Consolidated Subsidiaries.

As mentioned in Note 5.2 to the Consolidated Financial Statements, tax on minimum presumed income (TOMPI) is a complementary tax to the income tax. The Bank’s tax obligation for each year will coincide with the highest of two taxes, the BCRA income tax and TOMPI . However, if TOMPI exceeds the income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years. Since TOMPI is calculated on different basis than income tax (under tax legislation is based on taxable assets and it is not based in income for fiscal years and has no relation with income), it is not included in the line “Income tax computed in accordance with BCRA’s rules”.

“Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to 281,500 and 23,000 for the years 2007 and 2006, respectively, was classified in the “Other Expenses” line item of the Consolidated Statement of Operations. For the year 2005 it amounted to 242,000 and was classified in the “Other Income” line item of the Consolidated Statement of Operations (see Note 6 with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules).

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI, while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2007, 2006 and 2005 “income tax and TOMPI” account includes only TOMPI for 50,394, 71,680 and 18,712, respectively.

The amounts related to the Income Tax computed in accordance with BCRA’s rules and Tax on minimun presumed income (TOMPI) are disclosed below:

	December 31,
	2007	2006	2005
Tax on minimum presumed income (Income tax and TOMPI line item – F-9)	50,394	71,680	18,712
Income tax computed in accordance with BCRA’s rule (Other Income/Expenses line item)	281,500	23,000	(242,000)
Total – Income tax plus Tax on minimum presumed income	331,894	94,680	(223,288)

SFAS No. 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

As of December 31, 2007, 2006 and 2005 a favourable evolution in the Argentine economy has been noted. Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided an additional valuation allowance of 151,426, 479,934 and 805,873 as of December 31, 2007, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2007	2006	2005
Deferred tax assets:
Government and private securities valuation	—	89,485	—
Loans	—	—	219,506
Loan origination and issuance credit card’s fees	18,004	14,733	9,241
Property, equipment and miscellaneous assets	13,491	11,575	5,962
Other liabilities	21,624	26,151	29,589
Allowance for loss contingencies	225,647	563,672	614,194
Reserves from insurance activities	2,174	80,515	72,549
Net operating loss	403,938	562,780	766,673
Other	5,965	12,834	575
	690,843	1,361,745	1,718,289
Deferred tax liabilities:
Government and private securities valuation	(23,484)	—	(14,135)
Loans	(66,268)	(43,251)	—
Foreign exchange difference	(15,460)	(10,839)	(1,087)
Intangible assets	(4,550)	(982)	(599)
	(109,762)	(55,072)	(15,821)
Net deferred tax asset under U.S. GAAP	581,081	1,306,673	1,702,468
Net deferred tax asset in accordance with BCRA’s rules	55,500	337,000	360,000
Adjustment to reconcile net deferred tax assets / liabilities to U.S. GAAP	525,581	969,673	1,342,468
Allowances on deferred tax assets in accordance with BCRA’s rules	(55,500)	(337,000)	(360,000)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	(151,426)	(479,934)	(805,873)

Allowances on deferred tax assets in accordance with US GAAP	(206,926)	(816,934)	(1,165,873)
Net deferred tax asset under BCRA	—	—	—
Net deferred tax asset under U.S. GAAP – Net of allowances	374,155	489,739	536,595

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 20.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2007, 2006 and 2005.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 20.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 20.2.).

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

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

▪  Pension and retirement obligations’ activities: deferred assets result from differences in the U.S. GAAP accounting and tax criteria applying to certain allowances related with Consolidar A.F.J.P.’s activities.

As of December 31, 2007, the Bank (on individual basis) carries accumulated tax loss carry-forwards of 403,938 that will expire as follows:

Amount
2008	316,544
2009	87,394

The Bank estimates to use during the fiscal year 2008 tax loss for 236,000.

The adjustments required in order to reconcile assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 374,155, 489,739 and 536,595 as of December 31, 2007, 2006 and 2005, respectively. In addition, income would have decreased by 166,520 and 34,452 as of December 31, 2007 and 2006, respectively, and increased by 19,343 as of December 31, 2005.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As mentioned in Note 5.2. as of December 31, 2007 the Bank has recorded an asset for the credit for tax on minimum presumed income.

Had U.S. GAAP been applied, the Bank’s net income would be decreased by 1,003 for the fiscal year ended December 31, 2005.

As of December 31, 2007, the Bank (on stand alone basis) carries accumulated tax on minimum presumed income credits for 186,761 that will expire as follows:

Amount
2011	17,115
2012	24,519
2013	23,997
2014	24,462
2015	28,653
2016	31,741
2017	36,274

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

20.2.	Loan origination and issuance credit card’s fees

The Bank recognizes fees on credit card products, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with US. GAAP, particularly under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 48,473, 38,638 and 23,051 at December 31, 2007, 2006 and 2005, respectively. On the other hand, income for the fiscal year ended December 31, 2007, 2006 and 2005 would have decreased by 9,835, 15,587 and 2,270, respectively.

20.3.	Intangible assets

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased assets by 6,824, 11,372 and 16,890 at December 31, 2007, 2006 and 2005, respectively. In addition income would have increased by 4,548 and 5,518 at December 31, 2007 and 2006, respectively and decreased by 472 at December 31, 2005.

20.4.	Loan loss reserve

The Bank provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory general provisions on performing loans, which serves to cover inherent loan losses for which specific provisions have not been made (see Note 3.4.5.).

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, requires that an allowance for loan losses be maintained to cover estimated losses inherent in the loan portfolio. Under this concept, the specific allowances identified for individual loans or pools of loans are supplemented by an amount provided for inherent loan losses estimated to have been incurred but which are not identified based on individual loan reviews. The amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors.

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 20.4.1, 20.4.2, 20.4.3 and 20.4.4.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

The following table discloses the amounts required by SFAS No. 114, as of December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
—Total amount of loans considered as impaired	110,516	129,953	990,854
Amount of loans considered as impaired for which there is a related allowance for credit losses	110,516	129,953	990,854
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	72,667	105,847	297,667
—Average balance of impaired loans during the fiscal year	114,057	279,495	1,033,864

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
Balance at the beginning of the fiscal year	96,852	284,327	340,402
Provision for loan losses	25,000	49,124	102,251
Charge-offs	(30,354)	(236,599)	(158,326)
Balance at the end of the fiscal year	91,498	96,852	284,327

20.4.1. Interest recognition—non-accrual loans

The method applied to recognize income on loans is described in Note 3.4.6.

Additionally, the Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance. It allowances in its whole when the Bank determined the reserve for credit losses. SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for non-accrual loans. SFAS No. 114, requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

20.4.2. Impaired loans—Non-Financial Private Sector and residents abroad

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

Had U.S. GAAP been applied, the Bank’s assets would have increased by 107,230, 70,245 and 49,569 at December 31, 2007, 2006 and 2005, respectively. On the other hand, the income would have increased by 36,985, 20,676 and 11,968 at December 31, 2007, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

20.4.3. Federal Government Secured Loans

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities outstanding as of November 6, 2001, for a face value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

As provided for in BCRA’s Communications “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap. BCRA rules determined that these securities had to be recorded at their amortized cost which was significantly higher than the market value. No impairment was recorded as these asstes are not subject to impairment under Argentine banking GAAP.

As of December 31, 2001, the above mentioned debt swap was subject to the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. According to SFAS No. 115 an “other than temporary impairment” affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. In this case, the listed value of the securities was much lower than the accounting value under BCRA’s standards. Once this impairment was recognized under US GAAP in fiscal year 2001, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank recorded these loans considering the mentioned value plus the related CER adjustment and the interest accretion.

According to SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, the Bank recognizes income for each fiscal year using the accretion interest method.

For subsequent periods, management evaluates the collection of these loans on a regular basis, and considers that such loans are not impaired in accordance with SFAS No. 114. In addition, the carrying amount under US GAAP is significantly lower than the principal of such loans and the discounted cash flows expected to be received from these loans. Therefore, the Bank has not recorded an allowance for such loans.

In the fiscal years for 2007, 2006 and 2005 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	December 31,
	2007	2006	2005
Guaranteed loan portfolio under BCRA	2,054,855	2,617,265	3,574,617
Guaranteed loan portfolio under USGAAP	1,712,450	2,058,051	2,665,617
Difference – Reconciliation adjustment	342,405	559,214	909,500

As of December 31, 2007, 2006 and 2005 the values calculated as mentioned in the above paragraph were converted into pesos. The income for the fiscal years ended December 31, 2007, 2006 and 2005 reflects mainly the revenues produced for the sale of an important part of the stock of these assets effected during the years then ended at market values significantly higher to those recorded in accordance with U.S. GAAP, and by the interest accretion of the loans in stock.

Detailed below is the portfolio sales effected in the period 2007-2005 calculated and their respective gain under US GAAP:

	Portfolio sales price	US GAAP value	Gain on portfolio sales	Total income adjustment
2005	2,550,984	1,734,669	816,315	912,300
2006	1,199,288	904,768	294,520	350,286
2007	677,304	533,362	143,942	216,809

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

These sales had no guarantee or recourse against the Bank, nor there is any commitment from the Bank side regarding their collectibility or repurchase, as a consequence they are made on a non-recourse basis as considered by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”

The effects of adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by 342,405, 559,214 and 909,500 at December 31, 2007, 2006 and 2005, respectively. On the other hand, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have increased by 216,809, 350,286 and 912,300, respectively.

20.4.4. Loans—Non-Financial Provincial Governmental Sector and other governmental sector agencies

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

During the fiscal year ended December 31, 2006, the process of swap of Provincial Development Trust Fund Corporate Bonds ended, for which the Bank received BOGAR 2020.

Considering the issues mentioned above, impairment does affect such credit facilities and a loss must therefore be recorded according to U.S. GAAP for the difference between their accounting value and the expected value of their future cash flows, taking into consideration the provision of SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”.

The effects of adjustments required to state these amounts in accordance with U.S. GAAP would be decreased assets by 149,012 at December 31, 2005. On the other hand, income for the fiscal years ended December 31, 2006 and 2005 would have increased by 149,012 and 26,298, respectively. (Additionally see Note 20.5.1.)

20.5.	Government and private securities valuation

20.5.1. Government and other debt securities—Available for sale

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

Had U.S. GAAP been applied, the Bank’s assets would have decreased 31,448, 76,307 and 173,002 at December 31, 2007, 2006 and 2005, respectively.

On the other hand, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have increased by 147,594, 61,256 and 383,305, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

The amortized cost and fair value of Government securities and Other debt securities available for sale as of December 31, 2007 and 2006 are as follows:

	Government securities (*)		Other debt securities (*)
	December 31,		December 31,
	2007	2006	2007	2006
Amortized cost	3,828,749	954,929	26,511	—
Gross Unrealized (Loss) / Gain	(119,310)	25,245	(976)	—
Fair Value	3,709,439	980,174	25,535	—
Number of Positions	53	3	3	—

(*) All these securities have been in an unrealized loss position for less than 12 months.

During the second half of fiscal year 2007, the listed prices of the Argentine Government Debt declined. Based on the evaluation of the market situation and the Bank’s ability and intent to hold those investments for a reasonable period of time, sufficient for a forecasted recovery of fair value, the Bank does not consider these investments to be other-than- temporarily impaired as of December 31, 2007.

20.5.2.	Government and private securities—Trading Account

Under U.S. GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA’s rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (see Note 3.4.2.). Under U.S. GAAP for trading securities, taking into consideration the provision of SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”, a fair valuation methodology should be used to value the securities for accounting purposes.

Had U.S. GAAP been applied, the Banks assets would have decreased by 1,021 at December 31, 2006, and increased by 4,525 at December 31, 2005. On the other hand, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have increased by 1,021, 5,546 and 12,447, respectively.

20.6.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.).

SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 78,177, 363,887 and 586,534 at December 31, 2007, 2006 and 2005, respectively. On the other hand the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have increased by 285,710, 222,647 and 152,755, respectively.

20.7.	Investment in other companies

At December 31, 2007, 2006 and 2005, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 3,187, 1,196 and 1,796 at December 31, 2007, 2006 and 2005, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Argentine Central Bank’s rules. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 24,621, 20,638 and 16,970 at December 31, 2007, 2006 and 2005, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

On the other hand, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have decreased by 5,974, 3,068 and 5,924, respectively, due to the effect of the differences mentioned in the preceding paragraphs.

20.8.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. SFAS No. 43, “Accounting for Compensated Absences”, requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would have increased by 59,982, 48,394 and 44,829 at December 31, 2007, 2006 and 2005, respectively. In addition, the income for the fiscal years ended December 31, 2007, 2006 and 2005 would have decreased by 11,588, 3,565 and 8,756, respectively.

20.9.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 1,191,382 and 898,439 at December 31, 2007 and 2006, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.10.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required under U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by SFAS No. 133, “Accounting for Derivated Instruments and Hedging Activities” (see Note 20.16.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 83,456 and 71,868 at December 31, 2007 and 2006, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.11.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under SFAS No. 52, “Foreign Currency Translation”, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2007,

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

2006 and 2005. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

20.12.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 196,522 and 100,577 at December 31, 2007 and 2006, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.13.	Provisions and technical commitments related to insurance activities

20.13.1.	Provision related to insurance activities

As indicated in Note 15. at December 31, 2007 and 2006, the subsidiary Consolidar AFJP S.A. manages a retirement and pension plan for an amount of 17.3 and 16.7 billion pesos, respectively.

Consolidar AFJP S.A. has recorded provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators.

Under U.S. GAAP, the effects of adjustments required to state such provisions for incurred but not recorded claims related to death and disability, in accordance with SFAS No. 60 “Accounting and Reporting by Insurance Enterprises”, would have decreased stockholders’ equity by 230,194 and 209,039 at December 31, 2006 and 2005, respectively.

As mentioned in Note 15.b), the Argentine Congress enacted Law No. 26,222, which eliminated the liability for pension fund managers for all death and disability claims received after December 31, 2007.  Beginning on January 1, 2008, all death and disability claims will be paid using a fund of mutual contributions (“mutual fund”). In accordance with paragraph 16 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” the Company’s liability for incurred but not reported claims has been extinguished.

Pursuant to the new law, Consolidar AFJP does not remain legally obligated on the death and disability benefit claims that are received after December 31, 2007. Furthermore the Company is legally discharged from the obligation for claims received after December 31, 2007.

Therefore the extinguished liability described above has been derecognized in the fiscal year ended December 31, 2007. Had US GAAP been applied, the income for the fiscal year ended December 31, 2007 would have increased by 230,194. On the other hand, income for the fiscal years ended December 31, 2006 and 2005 would have decreased by 21,155 and 36,109, respectively.

20.13.2.	Technical Commitments

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.e) and 6.).

The effects of adjustments required to state such amounts in accordance with US. GAAP, under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, would have decreased liabilities by 16,865, 30,150 and 10,114 at December 31, 2007, 2006 and 2005, respectively. On the other hand, income for the fiscal year ended December 31, 2007 would have decreased by 13,285 and for the fiscal years ended December 31, 2006 and 2005 would have increased by 20,036 and 46,897, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

20.14.	Fair Value of Financial Instruments

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2007 and 2006.

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2007 and 2006.

Other receivables from financial transactions

▪
Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2007 and 2006 of the securities to be received after the fiscal year-end.

▪
Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2007 and 2006 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2007 and 2006, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 19.18.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2007 and 2006 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2007 and 2006:

	December 31,
	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	3,169,314	3,169,314	2,558,484	2,558,484
Government and private securities (1)	5,181,253	5,058,580	4,372,032	4,230,294
Loans (2)	11,390,121	10,856,600	9,534,183	9,300,353
Other receivables from financial transactions (3)	956,184	961,045	917,532	917,532
Assets subject to financial leasing	323,522	323,522	235,188	235,188
Investments in other companies	77,986	77,986	54,438	54,438
	21,098,380	20,447,047	17,671,857	17,296,289
Financial liabilities
Deposits	15,009,758	15,009,758	12,505,756	12,505,756
Other liabilities from financial transactions (3)	1,750,021	1,755,344	1,484,007	1,484,085
	16,759,779	16,765,102	13,989,763	13,989,841

(1)	Includes the effect described in Note 20.5.
(2)	Includes the effects described in Notes 20.4.2., 20.4.3. and 20.4.4.
(3)	Includes the effects described in Notes 20.16.

20.15.	Goodwill

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

The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2007, 2006 and 2005.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

▪
On May 13, 1999, BBVA (majority owner of BBVA Banco Francés) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Banco Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would have increased by 42,495, 35,866 and 29,236 at December 31, 2007, 2006 and 2005, respectively. Additionally, the income would have increased by 6,629, 6,630 and 6,629 for the years ended December 31, 2007, 2006 and 2005, respectively.

▪
SFAS No. 142 “Goodwill and Other Intangible Assets” requires, effective January 1, 2002, that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 309,577 as of December 31, 2007, 2006 and 2005, respectively.

20.16.	Accounting for Derivative Instruments and Hedging Activities

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

Had US GAAP been applied, the assets and liabilities would have increased by 4,861 and 8,300, respectively, at December 31, 2007. On the other hand, income for the fiscal year ended December 31, 2007 would had decreased by 3,439.

In Note 19.18., it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

20.17.	Allowance for other contingencies

The Bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.17.). As of December 31, 2006, these reserves amounted 44,818 and have been reversed on fiscal year 2007 under BCRA rules.

The effects of adjustments required to state such amounts in accordance with SFAS No. 5, “Accounting for Contingencies”, would have decreased Allowances for other contingencies by 44,818 at December 31, 2006. On the other hand, income for the fiscal year ended December 31, 2007 would have decreased by 44,818 and increased by 44,818 for the fiscal year ended December 31, 2006.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

20.18.
Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine Central Bank’s rules:

		Consolidated Net Income
		December 31,
	Ref.	2007	2006	2005
Net income as stated		235,049	180,037	117,204
Deferred taxes	20.1	(495,028)	(360,391)	(347,458)
Allowances on deferred tax assets	20.1	328,508	325,939	366,801
Tax on minimum presumed income	20.1	—	—	(1,003)
Loan origination and issuance credit card’s fees	20.2	(9,835)	(15,587)	(2,270)
Intangible assets	20.3	4,548	5,518	(472)
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	36,985	20,676	11,968
Federal Government secured loans	20.4.3	216,809	350,286	912,300
Loans-Non-Financial Provincial Governmental Sector and other governmental sector agencies	20.4.4	—	149,012	26,298
Government and private securities valuation	20.5	148,615	55,710	395,752
Gain contingencies	20.6	285,710	222,647	152,755
Investment in other companies	20.7	(5,974)	(3,068)	(5,924)
Vacation expense	20.8	(11,588)	(3,565)	(8,756)
Provision related to insurance activities	20.13.1	230,194	(21,155)	(36,109)
Technical Commitments	20.13.2	(13,285)	20,036	46,897
Goodwill	20.15	6,629	6,630	6,629
Accounting for Derivative Instruments and Hedging Activities	20.16	(3,439)	—	—
Allowance for other contingencies	20.17	(44,818)	44,818	—
Net income in accordance with U.S. GAAP		909,080	977,543	1,634,612
Net income per share in accordance with U.S. GAAP		1.93	2.07	3.47
Weighted average number of shares Outstanding (in thousands)		471,361	471,361	471,361

		Consolidated Stockholders’ Equity
		December 31,
	Ref.	2007	2006	2005
Stockholders’ equity as stated		2,056,837	1,954,584	1,801,547
Deferred taxes	20.1	525,581	969,673	1,342,468
Allowances on deferred tax assets	20.1	(151,426)	(479,934)	(805,873)
Loan origination and issuance credit card’s fees	20.2	(48,473)	(38,638)	(23,051)
Intangible assets	20.3	(6,824)	(11,372)	(16,890)
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	107,230	70,245	49,569
Federal Government secured loans	20.4.3	(342,405)	(559,214)	(909,500)
Loans-Non-Financial Provincial Governmental Sector and other governmental sector agencies	20.4.4	—	—	(149,012)
Government and private securities valuation	20.5	(31,448)	(77,328)	(168,477)
Gain contingencies	20.6	(78,177)	(363,887)	(586,534)
Investment in other companies	20.7	(27,808)	(21,834)	(18,766)
Vacation expense	20.8	(59,982)	(48,394)	(44,829)
Provision related to insurance activities	20.13.1	—	(230,194)	(209,039)
Technical Commitments	20.13.2	16,865	30,150	10,114
Goodwill	20.15	(12,200)	(18,829)	(25,459)
Accounting for Derivative Instruments and Hedging Activities	20.16	(3,439)	—	—
Allowance for other contingencies	20.17	—	44,818	—
Consolidated Stockholders’ equity in accordance with U.S. GAAP		1,944,331	1,219,846	246,268

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2007	2006	2005
Assets	23,266,358	19,230,659	15,421,682
Liabilities	21,322,027	18,010,813	15,175,414

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

20.19.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the Argentine Central Bank format:

	Consolidated Net Income
	December 31,
	2007	2006	2005
Financial income	2,012,758	2,028,677	2,113,219
Financial expenses	(681,573)	(568,345)	(608,949)
Allowances for doubtful loans	(25,277)	(49,450)	(102,659)
Service charge income	1,172,832	900,764	721,510
Service charge expenses	(158,927)	(110,199)	(77,764)
Operating expenses	(1,127,325)	(920,608)	(781,067)
Other income	1,650,388	1,129,778	1,187,397
Other expenses	(911,425)	(942,073)	(670,751)
Income before income tax	1,931,451	1,468,544	1,780,936
Income Tax	(776,528)	(383,391)	(105,458)
Tax on minimum presumed income	(50,394)	(71,680)	(18,712)
Net income	1,104,529	1,013,473	1,656,766
Loss on minority interest in subsidiaries	(195,449)	(35,930)	(22,154)
Total consolidated income	909,080	977,543	1,634,612
Comprehensive income
Net income in accordance with U.S. GAAP	909,080	977,543	1,634,612
Other comprehensive (loss) / income, net of tax (1) (2)	(94,595)	23,035	(62,543)
Comprehensive net income in accordance with U.S. GAAP	814,485	1,000,578	1,572,069

(1)	See Note 20.20.
(2)	The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

20.20.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2007, 2006 and 2005:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2007			December 31, 2006			December 31, 2005
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains/(losses) on securities	(145,531)	50,936	(94,595)	35,439	(12,404)	23,035	(96,220)	33,677	(62,543)

Other comprehensive income gain/(loss)	(145,531)	50,936	(94,595)	35,439	(12,404)	23,035	(96,220)	33,677	(62,543)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2007			December 31, 2006			December 31, 2005
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	16,409	16,409	—	(6,626)	(6,626)	—	55,917	55,917

Current-fiscal year change	—	(94,595)	(94,595)	—	23,035	23,035	—	(62,543)	(62,543)

Ending balance	—	(78,186)	(78,186)	—	16,409	16,409	—	(6,626)	(6,626)

20.21.	Cash flows information

As explained in Note 3.4.20., under BCRA’s rules, the Bank considers certain investments securities held for trading or financial transactions and loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under SFAS No. 95 “Statements of Cash Flows” as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under US GAAP, in this respect, for US GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted by paragraph 10 of SFAS No. 95.

For purposes of the accompanying statement of cash flows the Bank considers, under SFAS No. 95 “Statements of Cash Flows”, cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash.

	December 31,
	2007	2006	2005
Cash and cash equivalents at the end of the fiscal year	3,169,314	2,558,484	1,611,506
Cash and cash equivalents at beginning of the fiscal year	2,558,484	1,611,506	1,666,617
Increase / (Decrease) in cash and cash equivalents	610,830	946,978	(55,111)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	375,222	1,102,921	467,876
Cash used in investing activities	167,392	2,183,393	534,780
Cash provided by financing activities	428,836	2,039,496	23,619
Effect of exchange rate changes on cash	25,836	12,046	11,826
Increase / (Decrease) in cash and cash equivalents	610,830	946,978	(55,111)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS No. 95 “Statement of Cash Flows”:

	December 31,
	2007	2006	2005

Net gain for the fiscal year	235,049	180,037	117,204
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	392,998	333,045	312,298
Provision for loan losses and special reserves, net of reversals	(223,362)	350,185	513,160
Net income for government and private securities	—	(559,877)	(209,438)
Foreign exchange differences	—	(78,666)	(72,942)
Minority interests in subsidiaries	19,541	39,016	17,151
Deferred taxes	50,394	116,016	50,917
Equity (loss) of unconsolidated subsidiaries	(3,042)	(19,834)	(2,870)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	(96,356)	743,106	(257,604)
Net cash provided by operating activities	375,222	1,102,921	467,876

20.22.	New accounting pronouncements (U.S. GAAP)

a)    Fair Value Measurements

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

b)    Employers’ Accounting for Defined Benefit Pension and Other Postretirement

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date.

This Statement does not have impact in our Consolidated Financial Statements.

c)    The Fair Value Option for Financial Assets and Financial Liabilities

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

d)    Non-controlling Interests in Consolidated Financial Statements

In December 2007, the SFAS issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements” (an amendment of ARB No. 51).

From the issue of the SFAS No. 160 the companies that present Consolidated Financial Statements will have to report the minority interest inside the stockholders equity but separated from the stockholders equity of the parent. In the same form the entities will have to present the information in the Consolidated Statements of Operations.

This new pronouncement also foresees that if a parent retains a non-controlling equity investment in the former subsidiary, that investment is measured at its fair value.

Likewise, on the occasion of the major degree of detail that this Statement demands, it will have present a reconciliation between the stockholders equity to the beginning and to the end of each fiscal year and a scheme showing the effects for the changes in the participation of the parent.

This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited.

e)    Business Combinations

In December 2007, the SFAS issued a revised of the Statement No. 141 “Business Combination”.

The main features of this Statement and the more significant improvements it makes to how the acquisition method was applied. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2007, 2006 and 2005
Stated in thousands of Pesos

Likewise, it requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values.

This Statement requires the acquirer to recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

This Statement does not have impact in our Consolidated Financial Statements.

f)      Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the SFAS issued Statement No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (an amendment of SFAS No. 133).

The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk–related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

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