Form 20-F
period 2008-12-31
BBVA BANCO FRANCES SA
filed 2009-03-31
CIK 913059

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Evelina Sarrailh – 011-54-11-4346-4296 – evelina.sarrailh@bancofrances.com.ar  – Reconquista 281 3° (C1003ABE) Buenos Aires, Republic of Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Large accelerated filer  ☐      Accelerated filer   ☒       Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board as issued ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	Changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina”) or changes in general economic or business conditions in Latin America;

▪	Changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

▪	Increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index (“CPI”);

▪	Unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

▪	The factors discussed under “Risk Factors”.

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

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Banco Francés S.A. (“BBVA Banco Francés”) is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 20 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “U.S.$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The Consolidated Financial Statements are presented in accordance with the guidelines of Technical Resolution No. 4 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—“FACPCE”), modified by Technical Resolution No. 19, and the disclosure standards set by the Central Bank.

The Bank presents its financial statements in equivalents purchasing power. These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the Argentine internal Wholesale Price Index published by the National Institute of Statistics and Census (“INDEC”) of Argentina.

According to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based on the prevailing economic stability conditions and according to the National Securities Commission (“CNV”) General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as of January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2008	2007	2006
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A.	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary	X	X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Atuel Fideicomisos S.A. and subsidiary	X	X	X

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Recent Events in Argentina

Substantially all of our operations, property and customers are located in Argentina. Therefore, the performance of our loan portfolio, our financial condition and the results of our operations depend primarily on the macroeconomic and political conditions prevailing in Argentina. In response to the Argentine political and economic crisis that began in the last quarter of 2001, the Government has undertaken numerous far-reaching initiatives that, especially in 2002, radically changed the macroeconomic and regulatory environment in Argentina, specifically as it pertains to the financial industry in particular.

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors” and “Recent Events in Argentina”, the Consolidated Financial Statements, and the related notes. The selected financial data for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

See “Key Information—Recent Events in Argentina”, “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factors Related to BBVA Banco Francés”.

	For the Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004 (9)
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	2,279,104	1,904,212	1,936,404	1,654,152	1,154,825
Financial expenses	(1,201,681)	(680,131)	(568,345)	(608,949)	(458,360)
Gross intermediation margin	1,077,423	1,224,081	1,368,059	1,045,203	696,465
Provision for loan losses	(36,708)	(62,262)	(70,125)	(114,628)	(52,002)
Service charge income	1,190,417	1,182,789	915,875	721,167	584,913
Service charge expenses	(240,631)	(158,927)	(110,199)	(77,764)	(54,829)
Operating expenses	(1,413,448)	(1,124,161)	(927,404)	(775,835)	(679,829)
(Net other expenses) / Net other income	(227,074)	(756,536)	(885,473)	(645,076)	(458,764)
Income / (Loss) before income tax	349,979	304,984	290,733	153,067	35,954
Income tax	(31,270)	(50,394)	(71,680)	(18,712)	(77,099)
Monetary loss		—	—	—	—
Net income / (loss)	318,709	254,590	219,053	134,355	(41,145)
Net (loss) / income on minority interests in subsidiaries	2,801	(19,541)	(39,016)	(17,151)	(12,901)
Final consolidated income / (loss)	321,510	235,049	180,037	117,204	(54,046)

Net operating revenue (3)	2,027,209	2,247,943	2,173,735	1,688,606	1,226,549
Operating income (4)	577,053	1,061,520	1,176,206	798,143	494,718

Net income / (loss) per ordinary shares (2) (10)	0.68	0.50	0.38	0.25	(0.14)
Net income / (loss) per ADS (2) (10)	2.04	1.50	1.14	0.75	(0.42)
Declared dividends per ordinary share (10)(12)	0.21215	0.34793	0.19093	0.05728	—
Declared dividends per ADS (10)(12)	0.63645	1.04379	0.57279	0.17184	—
Net operating income per ordinary shares (2) (10)	1.22	2.25	2.50	1.69	1.28
Net operating income per ADS (2) (10)	3.66	6.75	7.50	5.07	3.84
Average ordinary shares outstanding (000s) primary (10)	471,361	471,361	471,361	471,361	385,334

Net income / (loss) per ordinary shares (2) (11)	0.68	0.50	0.38	0.25	(0.13)
Net income / (loss) per ADS (2) (11)	2.04	1.50	1.14	0.75	(0.39)
Declared dividends per ordinary share (11)(12)	0.21215	0.34793	0.19093	0.05728	—
Declared dividends per ADS (11)(12)	0.63645	1.04379	0.57279	0.17184	—
Net operating income per ordinary shares (2) (11)	1.22	2.25	2.50	1.69	1.18
Net operating income per ADS (2) (11)	3.66	6.75	7.50	5.07	3.54
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	471,361	471,361	419,745

Amounts in accordance with U.S. GAAP:
Net income / (loss)	915,081	909,080	977,543	1,634,612	1,407,519

Net income / (loss) per ordinary share (2) (10)	1.94	1.93	2.07	3.47	3.65
Net income / (loss) per ADS (2) (10)	5.82	5.79	6.21	10.41	10.95
Average ordinary shares outstanding (000s) primary (10)	471,361	471,361	471,361	471,361	385,334

Net income / (loss) per ordinary share (2) (11)	1.94	1.93	2.07	3.47	3.35
Net income / (loss) per ADS (2) (11)	5.82	5.79	6.21	10.41	10.05
Average ordinary shares outstanding (000s) primary (11)	471,361	471,361	471,361	471,361	419,745

For the Fiscal Year Ended December 31,
2008	2007	2006	2005	2004 (9)
(in thousands of pesos) (1)
CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	4,243,080	3,169,314	2,558,484	1,611,506	1,666,617
Government and private securities	5,233,660	5,181,253	4,372,032	3,504,311	2,476,948
Loans, net of allowances	12,507,489	11,390,121	9,534,183	8,481,476	9,268,723
Other assets	3,841,236	2,282,311	2,369,930	2,386,455	2,629,384
Total assets	25,825,465	22,022,999	18,834,629	15,983,748	16,041,672

Deposits	17,079,203	15,009,758	12,505,756	10,613,086	8,993,780
Other liabilities and minority interest in subsidiaries	6,670,238	4,956,404	4,374,289	3,569,115	5,363,549
Total liabilities and minority interest in subsidiaries	23,749,441	19,966,162	16,880,045	14,182,201	14,357,329

Capital stock	471,361	471,361	471,361	471,361	471,361
Issuance premiums	175,132	175,132	175,132	175,132	1,195,390
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	769,904
Retained earnings	594,391	547,381	465,317	428,698	430,500
Unrealized valuation difference	(181,119)	(42,796)	—	230,282	230,282
Unappropriated earnings	703,280	592,780	529,795	183,095	(1,413,094)
Total stockholders’ equity	2,076,024	2,056,837	1,954,584	1,801,547	1,684,343

Amounts in accordance with U.S. GAAP
Total assets	27,199,899	23,266,358	19,230,659	15,421,682	14,069,122
Total stockholders’ equity	2,055,925	1,944,331	1,219,846	246,268	(1,325,801)

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	1.34%	1.15%	1.03%	0.73%	(0.33)%
Return on average stockholders’ equity (6)	15.56%	11.72%	9.59%	6.72%	(3.32)%
Services charge income as a percentage of operating expenses	84.22%	105.22%	98.76%	92.95%	86.04%
Operating expenses as a percentage of average total assets (7)	5.91%	5.50%	5.33%	4.85%	4.20%

Capital
Stockholders’ equity as a percentage of total assets	8.04%	9.34%	10.38%	11.27%	10.50%
Total liabilities as a multiple of stockholders’ equity	11.44%	9.71	x	8.64	x	7.87	x	8.52	x

Credit Quality
Allowances for loan losses as a percentage of total loans	1.55%	1.71%	1.72%	2.13%	2.14%
Non-performing loans as a percentage of gross loans (8)	0.87%	0.54%	0.82%	1.08%	1.11%
Allowances for loan losses as a percentage of non-performing loans (8)	177.50%	315.55%	209.20%	197.80%	192.79%

(1)	Except per-share and per-ADS data and financial ratios.
(2)
Assumes average ordinary shares outstanding in each period. The cash dividend amounts do not reflect any deduction for certain charges that are taken with regards to the “American Depositary Receipts”.

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
(12)
For the fiscal year ended December 31, 2008 the dividends were paid Ps. 35 million in cash and Ps. 65 through the issue of new shares. For the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 the dividends were paid totally in cash.

Declared Dividends

The table below shows the declared dividends paid on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. The Central Bank requires that we maintain 20% of our net income in legal reserves.

	Declared Dividends Per Ordinary Share(5)		Declared Dividends Per ADS(5)
	Ps.(1)	U.S.$	Ps.(1)	U.S.$
December 31, 2008 (3) (4)	0.21215	0.78319	0.63645	2.34958
December 31, 2007 (2) (3)	0.34793	1.10252	1.04379	3.30756
December 31, 2006 (2) (3)	0.19093	0.58816	0.57279	1.76448
December 31, 2005 (2) (3)	0.05728	0.17619	0.17184	0.52858
December 31, 2004 (3)	—	—	—	—

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Financial Information – Dividends”.

(4)	Based upon the reference exchange rate quoted by Central Bank at March 26, 2009.
(5)
For the fiscal year ended December 31, 2008 the dividends were paid Ps. 35 million in cash and Ps. 65 through the issue of new shares. For the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 the dividends were paid totally in cash.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High	Low	Average (1)
February 2009 (2)	Ps. 3.5595	Ps. 3.4860	Ps. 3.5115
January 2009 (2)	Ps. 3.4875	Ps. 3.4497	Ps. 3.4640
2008 (2)	Ps. 3.4537	Ps. 3.0128	Ps. 3.1614
December 2008 (2)	Ps. 3.4537	Ps. 3.3763	Ps. 3.4226
November 2008 (2)	Ps. 3.3800	Ps. 3.2993	Ps. 3.3292
October 2008 (2)	Ps. 3.3797	Ps. 3.1350	Ps. 3.2385
September 2008 (2)	Ps. 3.1302	Ps. 3.0305	Ps. 3.0824
2007 (2)	Ps. 3.1797	Ps. 3.0553	Ps. 3.1156
2006 (2)	Ps. 3.1072	Ps. 3.0305	Ps. 3.0741
2005 (2)	Ps. 3.0523	Ps. 2.8592	Ps. 2.9232
2004 (2)	Ps. 3.0718	Ps. 2.8037	Ps. 2.9415

(1)	The average of monthly average rates during the period.
(2)	Source: Central Bank.

The exchange rate on March 26, 2009 was Ps. 3.6917 = U.S.$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2008 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 269.17% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
Devaluation Rate	9.61%	2.66%	1.25%	1.94%	1.39%
Exchange Rate	3.4537	3.1510	3.0695	3.0315	2.9738
Inflation Rate (1)	8.98%	14.56%	7.17%	10.59%	7.92%

(1) The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In the last quarter of 2001 Argentina experienced an economic and political crisis, marked by a severe recession and the abandonment of U.S. dollar-peso parity, which led to a significant devaluation of the peso against foreign currencies. This crisis was also marked by a significant decrease in banking deposit levels, high interest rates, a significant decline in the demand of products and services, and a substantial increase in unemployment. These conditions had an adverse effect on BBVA Banco Francés’ financial condition and results of operations, but after a strong economic comeback, the Bank is currently in a steady recovery process, although no assurance can be given that this trend will continue.

On May 25, 2003, Néstor Kirchner became the new President of Argentina, for a term that expired on December 10, 2007, after which Cristina Fernández de Kirchner assumed the presidency. Since 2003, there has been a favorable evolution in the Argentine economy, ending an economic recession that lasted more than six years. The following economic indicators are worth mentioning:

i)	GDP increased by 8.8%, 9.0%, 9.2%, 8.5%, 8.7% and 7% during 2003, 2004, 2005, 2006, 2007 and 2008, respectively;

ii)	the unemployment rate declined from 20.8% to 7.3% between the 4th quarters of 2002 and 2008;

iii)	total deposits in the financial system grew approximately 228% between December 2002 and December 2008;

iv)	the foreign exchange rate after the initial depreciation has remained relatively stable at around 3 pesos per dollar, ending 2008 at 3.4537 pesos per dollar (BCRA reference);

v)	the restructuring of the Argentine Sovereign Debt was completed in June 2005 with a bondholder participation by rate of approximately 76.15% and an aggregate tendered amount of U.S.$62.3 billion; and

vi)	the primary balance of the GDP increased considerably by 2.5%, 3.9%, 3.7%, 3.5%, 3.2% and 3.15% during 2003, 2004, 2005, 2006, 2007 and 2008, respectively.

Although the economic policies implemented by the Kirchner administration have succeeded in the short and mid-terms, there still remain major issues to be resolved, such as contracts with privatized public utilities and continuing default with respect to the pre-existing sovereign debt of the Argentine government that did not participate in the government’s exchange offer consummated in June 2005 (for more information regarding the restructuring of Argentina’s sovereign debt please see“Risk Factors—The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance”).

The devaluation of the peso and other economic measures adopted by previous governments, and sustained by the current Government, have stimulated economic growth. After a period of high recession and contraction of the economy, the ceasing of payments of Argentina’s debts, the devaluation of the “peso”, and the increase in poverty, Argentina was able to reverse the negative trends and resume growth.

In the event that the Argentine government is unable to implement suitable political measures necessary to transform the current growth in the Argentine economy into a long-term sustained increase, there is a risk of political and economic turmoil reappearing. This could have a material and adverse effect on the Argentine economy, including on the financial system.

High inflation rate expectations could negatively affect the Argentine economy in general, including the access to the long-term financing market.

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

There exists discrepancy between statistical data published by INDEC (National Institute for Statistics and Census) referring to the CPI (consumer price index) for the Greater Buenos Aires area and CPI indexes corresponding to the different Argentine regions/provinces. This generates certain uncertainty in respect to inflation rates in the country as a whole and does not contribute to anchor inflation expectations. It is to be noted that assets indexed by CER are adjusted according to Greater Buenos Aires CPI.

A considerable decrease in the operating balance could negatively affect the Argentine economy in general, and the access to international financing markets.

Commencing in 2005, primary spending started to increase more abruptly than public income. Thus, the primary balance of the public non-financial sector has reduced from 3.9% of the GDP in 2004, to a 3.15% of the GDP in 2008. Moreover, the primary balance could be negatively affected in the future if the level of public spending is increased due to social security debts, financial assistance to the provinces with economic problems, increased spending on public works and the granting of subsidies to several economic activities.

Consequently, the decrease in the primary balance due to the increase of primary expenditure could negatively affect the future capacity of the government to access the long term financing markets.

The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance.

The Argentine debt exchange offer closed on February 25, 2005. On March 18 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of U.S.$62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totalled approximately U.S.$20 billion, which creates uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer and attempted to attach the tendered bonds. Some of these bondholders have legal actions against the Argentine government, therefore the Treasury Department of the United States and the IMF have insisted that the Argentine government provide a clear strategy directed to those bondholders who did not participate in the exchange offer.

This circumstance, might lead to a prolonged period where no new alternatives are offered to “hold-outs” and a significant proportion of Argentine public debt remains in default. Therefore, sovereign credit ratings will not improve significantly, while the risk of an attachment being made on an Argentine international payment remains and might adversely affect access to international financing for the banking system.

The stability of the foreign exchange market has led the Government to relax currency exchange controls. However, no assurance can be given that currency exchange controls will not again be tightened and that such circumstance will not have a material adverse effect on the results and the solvency of the financial system.

During the last five years the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of the Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans and making dividend payments. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Additional Information—Exchange Controls”. While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, and on our results of operations and financial condition.

Economic conditions in Argentina could potentially restrict the access to the capital markets and third-party funding.

In view of the combination of macroeconomic and regulatory developments in Argentina during the last years and the adverse effect of those events on the financial condition, Argentine entities encountered significant difficulties in accessing the capital markets and alternative long-term financing. No assurance can be given that Argentine entities will be able to access the securities markets or that they may rely on third-party funding, either locally or internationally, in amounts sufficient to meet future projects obligations. In addition, no assurance can be given to investors that the current macroeconomic environment in Argentina will be maintained in the long term, thereby adversely affecting Argentine entities’ ability to generate funds sufficiently to meet their current and future debt obligations.

Government measures designed to exercise greater control over funds entering the country may disrupt the enterprises ability to access the international capital markets.

Argentina’s executive branch enacted Decree No. 616/05 to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These measures require that 30% of the funds remitted to Argentina must be deposited in an account with a local financial institution as a U.S. dollar deposit for one year, without accruing interest. Financial sector and non-financial private sector inflows originated from foreign financial borrowings that are invested in non-financial assets and must be fully repaid (principal and interest) within 24 months from the date of the borrowing are not subject to the foregoing deposit requirement. These measures may adversely affect the Argentine entities’ ability to access the international capital markets and to effectively invest the funds raised in any such financing which could materially adversely affect Argentine entities’ financial condition and results of operations.

Financial institutions have made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which financial institutions have still not been compensated. Such payments have had a material adverse effect and may continue to have an adverse effect on the liquidity and the solvency of the financial system and on its financial condition.

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners mainly arguing that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper vs. Federal Government and Others” case, dictated by the Argentine Supreme Court of Justice (“Supreme Court”), the courts massively started to order through constitutional protection actions the partial reimbursement of bank deposits in U.S. dollars or Argentine pesos at the “floating” exchange rate.

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

▪
On July 13, 2004, in the case “Cabrera, Geronimo Rafael vs. Poder Ejecutivo Nacional s/ Amparo”, the Supreme Court rejected the claim of a depositor on the grounds that the depositor had exercised his rights within the framework of the emergency laws and collected a portion of his deposit in pesos without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market.

▪
On September 14, 2004, in the case “Campbell, Maria Enriqueta vda. de Tufiño y otro vs. Poder Ejecutivo Nacional. - Banco de Salta S.A. Grupo Macro s/ Amparo- Medida Cautelar”, the Supreme Court rejected the claim of a depositor that was filed before the Court of Original Jurisdiction and the Court of Appeals, declaring the unconstitutionality of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency.

▪
On October 26, 2004, in the case entitled “Bustos, Alberto Roque y otros vs. Poder Ejecutivo Nacional y otros s/ Amparo”, the Supreme Court revoked a decision on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and upheld the constitutionality of the rule by which the Argentine economy was pesificated due to the economic, financial and exchange emergency situation which the country is going through, also confirmed by Congress Law. The revoked decision of the Original Jurisdiction does not state how the Judge of this jurisdiction will resolve the fullfilment of the Court and for such reason proceed to the refund of the amount already paid due to the legal claims ordered by a Grade Judge.

▪
On December 27, 2006, in the case “Massa, Juan Agustin vs. Poder Ejecutivo Nacional – Dto. 1570 y Otro s/ Amparo Ley 16,986” the Supreme Court confirmed the constitutionality of the emergency legislation during 2001 and 2002 regarding the pesification of the Argentine economy and stated the calculation method applicable for the restitution of the deposits in the financial system subject to the mentioned emergency legislation. This calculation method is substantially different from the method that was originally enforced by the Executive Branch because it entitles each deposit holder to receive from the corresponding financial institution the reimbursement of his deposit at an exchange rate of Ps.1.4 = U.S.$1, adjusted by the benchmark stabilization coefficient known as and herein referred to as “CER” until payment date, plus a 4% annual compensatory interest for every concept which cannot be capitalized. CER is a stabilization coefficient applicable to debt obligations that have been pesificated as from February 4, 2002. This coefficient is calculated according to the variation of the Consumer Price Index published by a government dependent organism known as INDEC. Both in this court order as well as in a more recent one, “Kujarchuk vs/ Poder Ejecutivo Nacional”, the National Supreme Court establishes that the amounts withdrawn from the bank by judicial or non-judicial court measures will be considered advance payments, thus being obliged to deduce from the original tax in foreign currency, the percentage that, once converted into such currency, represents those payments converted into U.S. dollars at the free market quotation corresponding to each date. The payments thus effected are consolidated and deducted in this way in the liquidation made in accordance with the Massa case. Legal costs are applied in this instance pursuant to the order thereof and according to the Court of Appeals’ resolutions in prior cases. Also, the Supreme Court restricts the remaining amount to be refunded to the limit fixed by the Supreme Court, that is to say, the value in U.S. dollars of the original deposit.

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

Enforcement of the precautionary measures ordered by different courts in constitutional protection actions implies for the financial system substantial losses of capital. The Bank has informed of these losses to the Ministry Economy and the BCRA and has sought to reserve all of its legal rights. The Dispositions of Communication “A” 3916 dated April 3, 2003, which states the method to account the capitalizations arising from compliance with court orders in cases challenging regulations in force in accordance with Law No. 25,561, Decree No. 214/02 and complementary regulations in relation to deposits within the financial system is still in force.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Class actions against financial entities for an indeterminate amount may affect the profitability of the financial system.

At the moment, certain public and private organizations have attempted collective actions against financial institutions in Argentina. Class actions are established in Argentina in the National Constitution but their use has not been regulated. Nevertheless courts have admitted class actions in the absence of specific regulation, covering the legal void. These courts have admitted diverse lawsuits against financial entities initiated in defense of collective interests, based on arguments of objection of overcharging on products, applied interest rates and advice in the sale of public securities, among other things.

The business may be vulnerable to the current disruptions and volatility in the global financial markets as well as to government action intended to alleviate the effects of the current financial crisis.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties.

In recent months, there have been runs on deposits at several financial institutions and numerous institutions have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale. There is no assurance that these measures will successfully alleviate the current financial crisis.

Despite the extent of the aforementioned intervention, global investor confidence remains low and credit remains relatively scarce. In addition, the world’s largest developed economies are widely considered to be in the midst of, or about to enter, economic recessions. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms. An economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.]

Factors Related to BBVA Banco Francés

BBVA Banco Francés has a considerable portfolio in public securities from, and loans to, the National Government, including the debt rescheduled in 2005. Due to our high level of exposure, any failure by the National Government to comply with its duties according to the terms thereof would have a substantial adverse effect on our equity situation.

As of December 31, 2008, the holdings of BBVA Banco Francés and its subsidiaries in debt from the public sector totalized approximately Ps.7,270.0 billion, which consists mainly of: (i) Rescheduled Foreign and Domestic Debt: Ps.2,400.5 billion in guaranteed loans, Ps.282.7 billion in guaranteed bonds; Ps.369.7 million in bonds denominated in pesos and Ps.57.5 million in bonds denominated in dollars; and (ii) Post-default foreign debt: Ps.231.6 million in bonds denominated in pesos; Ps.390.3 million in bonds denominated in dollars; 3.9 million in other bonds; and Ps.3,533.8 billion in Bills and Notes of the Central Bank. During 2008, BBVA Banco Francés increased its holdings in short-term bills and notes of the BCRA.

Although BBVA Banco Francés and its subsidiaries significantly reduced their exposure to the public sector during 2005, 2006, 2007 and 2008, BBVA Banco Francés continues to have a significant bonds and loans portfolio from the Government. Due to its high level of exposure, a new Government default in respect of a substantial part of its debt would have a substantial adverse effect over our asset situation.

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

BBVA Banco Francés is among the Argentine private banks with greater volumes of assets and liabilities having different terms and interest rates derived from the asymmetric assets and liability conversion into pesos. During fiscal year 2005, the Bank paid in its entirety any discounts received from the Central Bank with the proceeds of selling public securities and loans with a term of duration greater than those applicable to liabilities, thus reducing the period’s mismatch. Also, since the beginning of the crisis, the following factors have reduced our exposure: (i) the sale of bonds adjusted by CER from government bonds and to the Argentine provinces of our portfolio; and (ii) subscription of bonds necessary to hand over to depositors who have accepted the Government’s swap option, with assets adjusted by CER and accounted for in the Bank’s accounting books. In spite of these reductions in exposure, the Bank holds a long position in CER for Ps.1,909.4 billion as of December 31, 2008. A swap of National Government Guaranteed Loans for new debt instruments issued by the National Government (Bonar 2014) with 5-year maturity took place in January 2009. For BBVA Banco Francés and its subsidiaries the swap was made by a reference value of Ps.1,414.0 million reducing the CER long position. Pursuant to the BCRA regulations, there will not be an initial impact in the valuation of the assets received.

During fiscal years 2005, 2006 and 2007 the remaining mismatch positively affected the results of the Bank’s transactions, within a context of negative actual interest rates. During fiscal year 2008, the long position in CER negatively affected the results of the Bank's operations in a context of positive interest rates. However, nothing can be asserted in relation to the future relative behavior of interest rates regarding consumer price index. If actual interest rates increase in a significant manner, such increase may have an adverse substantial effect on our future profitability.

BBVA Banco Francés has made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which the Bank had not been compensated. Such payments have had a material and adverse effect and may continue to have an adverse effect on the liquidity and the solvency of the Bank.

BBVA Banco Francés continued to be made part of Lawsuits (“amparos”). The Bank expects to present its defenses in line with the normative dictated by the Government.

The judgments of the Supreme Court mentioned previously have not reduced the number of court orders issued by the inferior courts in the different jurisdictions of the country where the trials are taking place.

During 2008, BBVA Banco Francés paid Ps.50.3 million, the exchange rate difference of deposit refunds, in compliance with court orders in lawsuits brought by the Bank’s customers.

BBVA Banco Francés has been served with notice of provisional remedies, issued mainly in proceedings against the pesification, that require deposits to be refunded in cash in amounts larger than those established by current law and regulations, or require the release of rescheduled deposits, or that declare the inapplicability of regulations issued by the Congress, the Federal Executive or the Central Bank. As of the date of this report, and after the Supreme Court’s resolution in the case “Massa, Juan Agustin vs. Poder Ejecutivo Nacional – Dto. 1570 y Otro s/ Amparo Ley 16,986”, the consequences of the resolutions issued on such case are still not clear. Notwithstanding that, the Bank has estimated this contingency and has raised allowances for the total amounts (see Note 3.4.13 to the Consolidated Financial Statements). Consequently, the final outcome of these legal actions is still unknown. These legal actions have had a material adverse effect and may continue to have an adverse effect on the results and the financial condition of BBVA Banco Francés.

Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as the Bank impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

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

Because we are a financial institution, any insolvency proceeding against us would be subject to the powers of and intervention by the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Banco Francés were unable to pay its debts as they come due, the Central Bank would intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, the shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date on which the Bank’s license is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days, and (c) all other deposits on a pro rata basis.

Factors Related to BBVA Banco Francés’ Subsidiaries

▪	Consolidar AFJP S.A.

Consolidar AFPJ S.A. is a privately owned pension funds managing company having as its purpose the administration of retirement contributions from affiliates and the corresponding grant of old age pension, disability pension and death pension.  On December 4, 2008, the National Government enacted Law No. 26,425 to implement a deep social security reform, by which the National State assumed once again the coverage of contingencies in cases of old age, disability and death.

Currently, Consolidar’s board of directors has undertaken the actions it has deemed necessary to accommodate its structure to the new regulatory framework.  Consolidar AFPJ S.A. has prepared its financial statements for the year ending on December 31, 2008 on the basis of having to re-examine the continuation of its asset management activities.  As of the date of this report, Consolidar AFPJ S.A. is not aware of any contingencies or claims relating to former affiliates.  Notwithstanding, certain matters deriving from Law 26425 remain pending, such as an indemnity in favor of Consolidar AFPJ S.A. arising from its loss of its corporate business purpose.  While it is reasonable to expect such indemnity, at this time its magnitude and whether or not a formal administrative or judicial proceedings will have to be undertaken is not known.  It is also not possible at this time to estimate what consequences may ensue if former affiliates establish claims against Consolidar AFPJ S.A.  The exact effects of either of the unknowns described above are impossible to predict, but it is reasonable to anticipate that neither would have material adverse effects in the results of BBVA Banco Francés.

▪	Consolidar Compañía de Seguros de Vida S.A.

Consolidar Compañía de Seguros de Vida S.A. provides coverage for risks of disability and death of workers joining private pension funds administrators, granting the necessary supplement capital to determine the pension to be granted to those who request a disability pension or to pensions beneficiaries as a consequence of workers death.

As a consequence of the amendment of Law No. 26,222, this subsidiary has ceased subscribing the pension fund related coverage. Additionally, this subsidiary has sold the group life portfolio to BBVA Consolidar Seguros S.A. in September 2008 and is in the process of merging with Consolidar Compañía de Seguros de Retiro S.A. The merger was approved by the National Insurances Superintendency in January 2009. Its registration before the Office of Corporations is still pending.

▪	Consolidar Compañía de Seguros de Retiro S.A.

Consolidar Compañía de Seguros de Retiro S.A. enters into individual pension agreements, group agreements and life annuity agreements. Within the scope of the judicial system, the National Supreme Court has rendered judgment in a case where the dollarization of a social security life annuity was claimed; it’s been resolved by a split ruling having the minimum required majority that the claim should be sustained as social security benefits.

The judgments rendered by the National Supreme Court are applicable exclusively to those individual cases it resolves. In this sense, it is pertinent to point out that Consolidar Compañía de Seguros de Retiro has received various claims arising from the required government pesification for all contracts providing for foreign currency and it is possible that these claims will be resolved in a manner adverse to the subsidiary which however would not be reasonable expected to result in a material adverse effect in the financial results of BBV Banco Francés.

As mentioned above, Compañía de Seguros de Vida S.A. is in the process of merging and being absorbed by Compañía de Seguros de Retiro S.A. This merger will result in an important capital increase for this subsidiary and it will become one of the most solvent entities in the market.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Setting

The economic activity in Argentina was affected in 2008 by several national and international events that resulted in a slowdown of the growth rate. During the first half of the year, confrontations of the National Government with the agriculture and livestock sector due to the introduction of escalating export duties on grain led to a rise of the country risk level and to a fall in confidence levels. The impact of this phenomenon was partly cushioned by the large increase in the terms of trade during that period. During the first semester of 2008, GDP grew 7.8% in year-on-year terms, which implied a slowdown of only one percentage point compared to the same period of the previous year. However, during the second semester, the decline in global demand started to have an impact on the economy, the first sign of which was a fall of approximately 40% in agricultural raw material prices. The worsening of the international financial crisis and the reform of the social security system in Argentina increased risk aversion and the demand for dollarized assets, which resulted in a GDP slowdown during the fourth quarter. In this context, after five years of expansion rates of more than 8.5% the rate of economy grew by 7% in 2008.

Unemployment had a slight decline in 2008, mainly due to a reduction in labor force participation since there was a certain stagnation in the creation of new jobs. Average unemployment was 0.6 percentage points lower than in 2007. In line with agreements between major worker unions and the Government, formal private sector wages continued to improve during the year, growing 18.1%. The same as in 2007, wages paid by the informal and public sectors increased more than the wages of formal private employees. Consequently, the average wage levels increased overall by more than 22.4%.

Tax collections grew above nominal GDP at 34.8%, boosted by VAT, income tax, payroll taxes, and, in particular, export duties. The remarkable rise in prices of crude oil, grain and oil seeds in international markets increased revenues from export taxes by 76% in 2008. Public expenditures, in turn, slowed down with regard to the previous year, though still growing at a rate of 35%. Subsidies (mainly granted to the energy and transport sectors) were an instrumental boost factor due to an increase in oil prices. Conversely, capital expenditures increased only by 18.5%, practically half the rate of 2007. Public accounts benefited from pension fund reform as personal contributions from workers previously affiliated to Private Pension Funds were transferred to the pay-as-you go state-owned system in December. Primary surplus reached Ps.32.529 million, which represents 3.15% of GDP.

The CPI of the Buenos Aires Metropolitan Area increased by 7.2% in 2008, with the service sector prices showing the highest growth rate during the year (especially private education). Core inflation led the price increase while seasonal products had a negative impact on inflation.

The Argentine terms of trade increased by 12.9% on average during 2008, due to an increase in international prices of raw materials. In spite of the conflict with the farming sector that affected export volumes of primary products and agricultural manufactured products, exports increased by 26.5% as a result of the high prices of these exported products during most of the year. On the other hand, imports grew by 28.4%, at the same rate as the previous year. During the last quarter, both exports and imports slowed down sharply as a consequence of the international crisis. Nevertheless, the balance of trade rose 19% with respect to 2007, closing with a trade surplus of U.S.$13,175 million.

Trade surplus did not contribute to the accrual of international reserves as in previous years, because domestic and international shocks had a negative impact on confidence, causing capital outflow from the private sector. Due to growing demand for foreign currency, for the first time in the last five years, the Central Bank became a net seller of dollars on the exchange market in order to stabilize currency depreciation expectations.

Higher portfolio dollarization during May and October resulted in higher volatility in the exchange rate as compared to previous years. In the last quarter of the year, the worsening of the international crisis caused severe currency depreciations of Argentina’s main trading partners, such as Brazil, Chile and Europe, and boosted the devaluation of the Argentine peso, which had fallen below the beginning of the year rate in July and August. In this framework, the exchange rate (BCRA reference) finally increased by 9% in 2008, closing at an average rate of 3.42 pesos to the dollar in December 2008 (3.4537 $/U.S.$ on the last day of the year).

Monetary Policy

The first quarter of 2008 continued with the process of international reserves accumulation, low interest rates and solid deposit growth. The confrontation of the National Government with the agricultural sector, which had begun at the end of that first quarter, gave rise to a period of greater uncertainty. This situation worsened towards the last quarter when the international financial crisis began to impact local markets and monetary policy became more restrictive. The Central Bank compensated the lack of monetization from the external sector, by only partially renewing the bills and notes (Lebac and Nobac) maturing during the period. During 2008, the monetary expansion through Central Bank bills and notes amounted to Ps.19,193 million. With this less expansionary policy, the Monetary Base increased by 10.5% during the year and M2 rose by 18.9%, close to the intermediate target bands of the monetary program.

International stock reserves ended the 2008 fiscal year at U.S.$46,386 million level, U.S.$209 million above last year. Unlike previous years, the Central Bank became in 2008 a net seller of reserves as a result of capital outflows. Intervention in the exchange market was negative at U.S.$- 1.018 million.

The Badlar interest rate of private banks displayed high volatility during the year, reflecting variations in bank liquidity and the country risk premium. The Badlar rate decreased to its 8% minimum during the first quarter of the year, but a variety of domestic and international shocks caused rates to rise reaching an average of 19.1% in December.

The macroeconomic environment affected the expansion of loans to the private sector which grew only by 22.9%, vis-à-vis a 40.9% growth in 2007. The loans segments most affected by the slow down in credit growth were overdrafts and discounted documents, while credit lines for individuals (Consumer Loans and Credit Cards) increased by above average rates at 30%. Private sector deposits grew by 7.9% in 2008, reflecting lower market liquidity. Total deposits on the other hand grew by 14.5% due to a better performance of public sector deposits.

HISTORY AND DEVELOPMENT OF THE COMPANY

BBVA Banco Francés, an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in Argentina, Reconquista 199, C1003ABB, Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

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

As a result of the acquisition of Banco de Crédito, we gained control of Consolidar Compañía de Seguros de Retiro S.A., Consolidar Compañía de Seguros de Vida S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“Consolidar AFJP”) (together the “Consolidar entities” or the “Consolidar Group”), and also acquired control of Crédito Argentino Sociedad de Bolsa S.A. which was liquidated in 2000.

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

In November 2001, Credilogros and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Rather than funding itself with deposits, term investments or corporate bonds, PSA Finance obtains financing through loans granted by the Bank and other domestic financial institutions. On October 31, 2003, subject to the approval of the Central Bank, BBVA Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros applied the proceeds to repay a loan from BBVA Banco Francés for a total of Ps.11.7 million plus interest. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock to BBVA Banco Francés.

Banco Francés (Cayman) Ltd., was as of December 31, 2003, a wholly - owned subsidiary formed in 1998. As of December 31, 2003, this subsidiary, with total assets of U.S.$950.8 million, registered a gain of U.S.$121.6 million. Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited. The sale price amounted to U.S.$238.5 million, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BBVA Banco Francés has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows: Ps.200 million of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders’ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, and Ps.11 million was charged to income (loss) for the year ended December 31, 2004.

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

BUSINESS OVERVIEW

BBVA Banco Francés ended its fiscal year 2008 with Ps.25.8 billion in total assets, a total of Ps.17.1 billion in deposits, on a consolidated basis, and a market capitalization of Ps.1.8 billion. It is the third largest bank in terms of loans and in terms of deposits in the Argentine financial system according to statistics published by the Central Bank (Information of Financial Institutions, as of December 2008).

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

During 2008, the international financial crisis and some domestic factors resulted in a slowdown in growth already experienced in the brokering business. In this sense, it is worth noting that BBVA Banco Francés has managed to adapt to new market conditions by redefining its strategy with the firm purpose of weathering this crisis and end up strengthened. During this year, BBVA Banco Francés increased its loan portfolios to the private sector by 10%. The retail sector had an outstanding performance growing by 44%, mainly through personal and secured loans, apart from credit cards. The corporate banking portfolio and Small and Medium Enterprises (“SMEs”) portfolios remained stable due to the strategic decision of allocating liquidity to the consumer segment. Private loans have a 6.9% share in the market. In addition, this efficient liquidity management allowed to increase the Bank’s private spread, making up for the decline in portfolio volume growth.

As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. The emerging recovery of the securities trading activities supported the successful closing of securities transactions. According to statistics published by the Argentine Mutual Funds Association, as of December 31, 2008, we had a 5.3% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”.

Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the 2002 crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2008. As of December 31, 2008 approximately 14.43% of our loans and 20.33% of our deposits were denominated in U.S. dollars.

The following table presents financial information of our principal business segments for the year ended December 31, 2008.

	As of December 31, 2008 (in thousands of pesos)
	Banking and Financial	Pension Fund Management	Insurance	Eliminations (1)	Total
Total assets	22,853,247	285,011	2,872,885	(185,678)	25,825,465
Total income (2)	3,415,777	249,936	681,916	(104,657)	4,242,972
Total expenses (3)	(3,086,872)	(286,537)	(655,511)	104,657	(3,924,263)
Loss on minority interest in subsidiaries	(5,203)	16,876	(8,872)	—	2,801
Total net income	323,702	(19,725)	17,533	—	321,510

(1)	Includes intercompany operations.
(2)	Includes: financial income, service charge income and other income.
(3)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.

Our branch system operates as a distribution network for all the products and services that we offer to our customers. Our 237 branches are complemented by other distribution channels, such as 639 automatic teller machines or ATMs, as of December 2008, a telephone banking service and an Internet banking service called Francés Net, which serves over 300,000 active clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 16 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”). The customers of all the participating banks have access to the Banelco Network, which comprises over 4,341 ATMs throughout Argentina, approximately 15% of which belong to BBVA Banco Francés.

BBVA Banco Francés – Background

Since 1886, BBVA Banco Francés, previously known as Banco Francés del Río de la Plata S.A., has been recognized as a leading provider of financial services to large corporations. It was only in the early 1980s that we broadened our customer base to include medium and small companies as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s in order to achieve a wider market penetration, we expanded our branch network by opening branches throughout Argentina.

In December 1996, when BBVA became our principal shareholder, we reaffirmed our universal banking strategy, with the goal of increasing the most profitable business segments: medium- and low-income individuals and small and medium-size businesses in the middle market. To this end, in August 1997, we acquired 71.752% of Banco de Crédito Argentino (the “Crédito acquisition”), a retail bank focused on the middle market and consumer banking sectors. This merger allowed us to maximize the strengths of each bank and to implement an ambitious leadership plan that included an expansion plan - starting with a strong initial positioning in each market.

The liquidity crisis that started in December 2001 and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy towards the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing on 2004, we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. During fiscal year 2008, we kept our focus on the core business growing in private sector loans, while increasing our market share in retail funds and reinforcing our positioning in the transactional business. BBVA Banco Francés has followed a conservative policy, which allows it to continue being a leading Bank in terms of assumed risk, with a portfolio quality indicator of 0.97% and a risk coverage level of 177%. In the last part of the year 2008, the worsening of the international financial crisis, together with reforms in the Argentine pension system (private pension funds formerly managed by Retirement and Pension Fund Administrators (AFJP) were transferred to a Government-only management) caused a slowdown in the economic activity and an increase in country risk. Valuations of Argentine Government securities were affected and, as a consequence of this, BBVA Banco Francés decided to reassess its public assets portfolio and review its accrual policy.

Banking and Financial Services

Our financial condition and results of operations for the fiscal year 2007 were still impacted by the effects of the 2002 crisis. Following the strong contraction in financial activity and the redefinition of our commercial strategy toward the transactional business, as an alternative source of income since the second semester of 2003, we resumed our lending activity. The Bank is focused on the brokering business, mainly in the private sector. Total loan portfolio in this sector totaled Ps.9,784.8 million. Retail portfolio was heading the growth, especially due to an increase in personal and pledge loans, and also credit cards. On the other hand, SMEs and corporate banking area volumes remained stable, in line with the strategy to allocate liquidity to the consumer segment. The private loan market share reached a 6.9% level at the close of the year. In terms of liabilities, during 2008, there were several factors affecting deposits, mostly those of the retail segment, because an uncertain environment caused a drop in demand for Argentine Pesos in favor of the American dollar. Despite this scenario, total deposits were Ps.17,281.6 million, up 14.6% in the last twelve months. Total market share on December 31 was 7.1%; private deposit market share was 9.3%.As of December 31, demand deposit participation in Bank funds was 55%, which allowed to kept fund costs low, reducing the impact of interest rate increases. This structure was mainly achieved due to the application of a strategy that tends to gather “transactional deposits.”

In addition, the structural term and rate mismatch in assets and liabilities, caused by measures taken by the Government during 2002 and 2003, made our profitability strongly dependent on the relative behavior of the CPI vis-à-vis interest rates, because we have a long CER adjusted position. Although such long CER adjusted position has been reduced through the sale of Public sector assets, a significant part of the Bank’s risk assets are still variable rate assets, adjusted by CER plus an interest rate, while most liabilities accrue interest at a fixed rate except for a Ps.102 million remaining portfolio of rescheduled deposits, known as CEDROS and new CPI adjusted time deposits, totaling Ps.15 million as of December 31, 2008.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2008		December 31, 2007		December 31, 2006
	(in thousands of pesos, except percentages)
Public Sector	2,400,511	19.19%	2,367,869	20.79%	2,887,276	30.29%
Corporate	3,098,435	24.78%	3,539,981	31.08%	3,309,501	34.71%
Middle market	2,203,132	17.61%	2,200,014	19.31%	1,488,459	15.61%
Retail	4,805,411	38.42%	3,282,257	28.82%	1,848,947	19.39%
Total	12,507,489	100.00%	11,390,121	100.00%	9,534,183	100.00%

	Deposits
	December 31, 2008		December 31, 2007		December 31, 2006
	(in thousands of pesos, except percentages)
Corporate	3,988,997	23.36%	2,590,735	17.26%	2,216,764	17.73%
Middle market	1,854,884	10.86%	1,562,718	10.41%	1,502,736	12.01%
Retail	11,235,322	65.78%	10,856,305	72.33%	8,786,256	70.26%
Total	17,079,203	100.00%	15,009,758	100.00%	12,505,756	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies with annual sales over Ps.75 million or companies that belong to an international group. This division has three branches dedicated to providing services to groups of companies from Europe, the United States and the rest of the world, and companies based in Argentina.

During 2008, the slowdown of the Argentine economy derived in the maintenance of managed investments, following a strategic decision of allocating funding excess to retail business area in the first place and then, to small and medium sized companies, while business management was oriented mainly to capturing low cost funds.

Commissions developed favorably during 2008 as a consequence of strong transactional services. Business is currently focused on a state-of-the-art electronic banking plan developed by our global team, taking into account local needs. It will be implemented during 2009. Similarly, new international payment tools are being developed in-house at group level. Both applications streamline the increase of global customer product offer with local branches and local customers with businesses abroad. A clear example is FRP (international bids with emphasis in Latin America); in this way, a unique response will be achieved for the entire corporate segment.

Regarding customer care, the first collection group, a special collection point for companies, was implemented in 2008 and it will continue to grow in 2009 in different areas of Argentina.

The strategy carried out was reflected in the financial margin growth due to low cost fund capture, as well as in ordinary margins, which reflected commissions charged.

Capital Markets. Argentine capital markets were less active at the beginning of 2008, showing sharp decrease in new placements and a slow down in exchanges. These placements exceeded U.S.$3,200 million in 2007, but did not reach U.S.$500 million in 2008. However, a major potential for local market development was projected taking into consideration the limitations imposed on companies to get international financing. The placement of Loma de la Lata Corporate Notes was concluded successfully for U.S.$178 million, exclusively geared to the local market and mainly to institutional investors, such as the Pension Fund Managers.

Some of the most important companies in the country also announced Corporate Note offerings orientated to the local market. However, the deepening of the financial crisis towards the middle of the year hindered this possibility, especially as regards the equity market. This was worsened by the vanishing of the main local institutional investors due to pension funds transfers to the pay-as-you-go scheme.

A similar volume decrease was experienced by the syndicated loan market. This year, the Petersen Group has been involved in financing of part of the YPF purchase, which represented more than 50% of the U.S.$1,700 million loans granted.

In 2008, the Investment Banking focused mainly on local financing, keeping its share in the Mergers and Acquisition business. However, the Mergers and Acquisitions business was adversely impacted by the general situation of the local market and especially, by the international financial crisis.

Trading and Brokerage. As of December 31, 2008, we routinely traded (on behalf of our customers and for our own account) corporate and Government bonds, money market instruments and foreign currency. During fiscal year 2008, we were one of the most important brokers in the bond market through the MAE (Mercado Abierto Electrónico, an over-the-counter market) and a medium broker in securities market through Francés Valores, an affiliate company registered in Mercado de Valores de Buenos Aires S.A. (MERVAL).

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

Middle Market Banking has developed a very good portfolio management and transactional products placement during a year when the economic activity was not all that favorable. Loan and deposit volumes remained at similar levels compared with 2007, with a qualitative improvement in loans and a funding mix where demand accounts represented about 70% of total deposits as compared with 61% of the previous year. At the same time, an active financing margin management continued stable throughout the year. Default ratio continued at low values, without exceeding 0.45%.

Transactional products are still the Bank’s priority. In that sense, both commercial cards and electronic banking placements have developed greatly, increasing 117% and 97%, respectively, according to product stock up to December 2008. Total commissions charged had a favorable increase, exceeding Ps.100 million, which means an increase of 21% in the year.

Customer close relationship and specialized consultancy are two important bank cornerstones, consolidating a highly professional structure in 2008. The bank offers special services to some 13,000 customers in 180 branches in Argentina, 27 of which take care of companies. Corporate Regional Centers organized with foreign trade business specialists, agribusiness and transactional services have made it possible to offer expert consulting services to the main economic centers in Argentina.

The year 2009 introduces new challenges and a very competitive scenario. The bank believes to have an adequate structure, highly trained resources and a product and a services catalog, which cover all the current needs of this customer segment.

Retail Banking. The Commercial Banking Division is in charge of commercial relations with individuals and small companies. This division serves its customers through an extensive and well diversified distribution network, which offers 237 contact points including branches and different electronic media.

The year 2008 was a year of strategic reconsiderations that led us to increase the value proposal we provide to our customers, through the redefinition of our business model. As a result of this, we have been working on two clear action points:

▪
A comprehensive and attractive commercial offering, by means of a more direct communication with our current customers allowing us to improve the bond with them and to capture new ones. We attained this by developing an efficient approach model through products which included not only funding, but also transactional solutions.

▪	A new relationship model including both delivery and service based on three key restructuring components, namely: image, technology and closeness.

Our business model now has a clear vision of customers, in every stage of the interaction with them: alluring, selling, ensuring customer loyalty and maintenance of accounts.

A New Business Model: Products – Communication – Distribution – Service and Image

Having in mind the strategic objective, in 2008, we have devoted our analysis to the definition of the client segments we would like to focus on, the customers we would like to have, and the adaptation of our products and channels to assist them, both during and after sales, with the purpose of attaining an efficient assembly in the segment-product-channel chain.

A Comprehensive and Attractive Commercial Offering

With the main purpose of gaining a defined position among leading banks, as well as a competitive and sustainable position, various business actions were carried out during 2008 oriented to each of the client segments among which the Bank has focused its strategy: VIP customers, customers who have their salaries deposited at the Bank by their employers using payroll accounts, general portfolio and new customers with a credit background in the financial system.

Towards the end of 2008, the Bank was handling a trade volume of more than Ps.15,100 million, including investment funds. During the fiscal year, credit investment increased by 40%, reaching almost Ps.4,100 million, while customer resources grew by .87%, reaching a total business volume of Ps.11,000 million. With regard to Profits, Net Products Commissions accrued Ps.463 million this year, which is equivalent to 21% over 2007: Ps.81 million.

Retail Banking developed a business model with a clear vision, based on customers’ needs according to the segment they belong to, and the transfer of said needs to the products and services offered. A business strategy based on an action process that works on three complementary levels:

▪
Comprehensive bond with customers: We made available to all customers a comprehensive product offer; with ongoing evaluation routines to update credit assistance and rewarded customers for their relationship with the bank.

▪	Repositioning of Banco Francés Credit Card: supported by a promotional campaign in line with our customers consumer drivers and a more competitive credit allocation strategy.

▪
Clear and direct communications: communication underwent an instrumental change thanks to direct marketing and advertisement, always trying to achieve customer identification and interests. Our advertising was "clear and direct" throughout the year, without losing sight of the identity construed so far.

A New Relationship Model: Distribution and Service

In 2008, in the framework of our relationship model redefinition, we began a comprehensive redesign deployment of our branches network. This phase of the program requires a Ps.70 million investment and builds a special space for customers that add to the identity of our BBVA Group. The idea is to standardize the image of all our branches and turn them into a special place that conveys professionalism, innovation, leadership and nearness.

In October 2008, we launched our new image with the new branches opened in Puerto Viamonte (in Puerto Madero, Buenos Aires) and General Pico (Province of La Pampa). In December, we remodeled three more branches, which make a total of five in 2008. And we intend to continue without our project during 2009. Our innovative products and services, together with a clear commitment with technology, a real commitment with customers, personalized and kind treatment and service, a good distribution and decoration of our branches should reflect our brand spirit, highly appreciated by our customers, and our interest in attracting new ones.

In addition, in 2008 we redefined other channels apart from the network of branches. Trade management centers targeted their efforts to payroll accounts customers, with the purpose of developing a portfolio beyond the first contact, while the telephone channel – Telemarketing – was in charge of customer relationship with the general portfolio and the placement of low complexity products in every segment.

Customer solutions center was other step we took in 2008, in line with the corporate objectives. Our customers are encouraged to let us know their requests, claims or suggestions through our 0800 Francés toll free line or through Francés Net. These will be solved mostly by the channel or, alternatively, they may be transferred to the corresponding area, with follow-up and communications with the customer about the results achieved.

Key Policies in 2008

Consumer Financing:

During 2008, the growth strategy of payment means strengthened, with a special focus on credit cards. The financing portfolio grew more than 54% in relation to 2007, and the overall financial system had a 35% growth. The market share in the financing sector increased to 96 basic points. In the consumer segment, BBVA increased its market share by 113 basic points, representing a market share of 11.39%.

Our strategy during the year focused on the following:

▪	Introduction of larger purchase limits for cards with a greater use potential, according to customers’ or prospects’ pattern of usage.

▪	creation of promotions to meet customers' needs and to increase the frequency of bank product use; and

▪	and a more direct and profit-oriented communication with our clients.

The purpose of the credit card sector is to be available whenever customers buy something, thus generating influencing actions during key moments: the Cerro Catedral and Bariloche, during the winter holidays, we implemented differential services and benefits for customers spending their holidays there, and at the Unicenter shopping mall located in Buenos Aires, in September and December (high sales months.) In both cases, the campaign was complemented by selling our card at the point of sale, including the deliveriy of the plastic card there and then with the consequent possibility for the customer to use the card immediately. Campaigns were really remarkable due to the size of the discounts offered by the vendors, in line with one of the most valued attributes of the moment: BBVA Banco Francés will from time to time allow for special credits to its credit card clients when they use their BBVA Banco Francés credit card at certain establishments and during certain times.

We have developed a comprehensive marketing plan which includes several actions that allow us to reach customers according to their individual situations and needs, with the purpose of improving our relationship with them:

▪	Firstly, we have analyzed our customers’ behavior towards credit cards, to determine the most suitable action that may satisfy their needs.

▪
As a result of the above analysis, several actions were provided: Product upgrades, credit limits automatic increases, consumption encouraging actions, additional card offerings and joining the direct debit system (that simplifies our customers’ transactions.)

▪
Additionally, we have encouraged package sales (Accounts) with the purpose of improving our customer portfolio by cross-selling, increasing package sales and indirectly, credit cards. We introduced the “Vuela Vuela” campaign which awards airline tickets to customers and non-customers who have acquired a card package and to people who spend more than expected.

 With respect to personal loans, we granted a total of Ps.1,640 million in 2008, representing a 41% increase compared to 2007, which allowed us to obtain an increase of 44 basic points in market share by implementing the following strategy:

▪
To compensate the customer-bank relationship through a price policy which may generate higher benefits to those customers who are more related to the bank. This allowed us to reward customers who are more related to us, reinforcing our relationship with them; and

▪
the relationship between companies and their employees was enhanced, designing products which will replace direct financing granted by the companies to their own employees. Employees are now offered loans directly by the bank and the employer will be collecting the installments.

Additionally, we increased our share in the secured loans business, playing an important role in the car financing business, in addition to the already established business line we have with financing companies organized with Renault and Peugeot.

Shops and Business:

During 2008, a management model was consolidated mainly based on loan pre-approval and pre-emission lines which enabled to reach this market share on a massive basis. We launched a full loan offer of Ps.669 million in products mainly geared to working capital and leasing, through our retail branch network. The offer included Visa business cards which makes it possible to provide small and medium sized companies, independent professionals and stores with an effective payment solution for expenses and offer exclusive benefits for their customers. Additionally, transactional products were launched which enabled a 35% increase in deposit portfolio.

Managed Resources:

The year 2008 may be considered a transitional year towards a more contractive cycle where growth does not repeat its previous patterns. The interest rate has become positive in real terms since April, in a scenario with more doubts than certainties, which is then followed by a non-favorable international frame, which became more unfavorable n the last quarter of the year. At any rate, the Bank managed to moderate deposit withdrawals, obtaining a growth of 3% in Customers’ Resource average balances as compared with the previous year, reaching a managed resource portfolio, including mutual funds, of Ps.10,996 million.

Additionally, we were able to improve funding costs, through the following:

▪	A better structure of our liabilities: 81% of total growth is attributable to checking account balances and the remaining 19% corresponds to fixed term deposits.

▪	A careful pricing policy applied to fixed term deposits.

Non-Traditional Alternatives:

For the purpose of offering different investment alternatives, we carried out several actions:

▪
Re-launch of advanced term deposits, addressed to our VIP customers. We compensate the account holder with a durable avant-garde consumer product: an HP Pavilion Notebook and a wireless Linksys router, up front, replacing the traditional interest rate concept.

▪	Offering investment advice and alternatives to wealthy investors who wish to try an alternative instrument and diversify their portfolio:

a)	Corporate Notes:

-               Rombo Compañía Financiera SA
-               Telefónica Móviles Argentina SA

b)	Initial Public Offering (as per its Spanish acronym, OPA):

-               Molinos Río de la Plata SA and Grupo Estrella SA
-               YPF
-               Consultatio SA
-               Edenor SA
-               Pampa Energía SA

c)	Acquisition of the remaining corporate capital of Telefónica Data Argentina SA’s held by third-parties.

d)	Ministry of Economy’s securities re-purchase.

e)	Banco Santander SA’s common share subscription.

Insurance:

The year 2008 was a very productive and innovative year, during which insurance policies were offered through different channels: branch network, telemarketing, mobile telephones and the Internet. We wish to emphasize the increase in home insurance sold by telemarketing.

During 2008, the following actions were carried out:

▪	SMS messaging that enables the customer to get a quotation for cars and/or homes using text messages.

▪	Promotion of insurance against theft at ATMs through the Internet, with the possibility of purchasing a policy through the web.

▪	Mass advertising about features and benefits of our insurance. Customers were informed about our offers and promotions in newsletters.

▪	VIP customers received offers of an accident insurance policy covering domestic employees.

Payroll Accounts:

Payroll accounts is one of the main transactional products managed by the Bank. Aiming at being recognized for its international quality standards, BBVA Banco Francés has become the first Argentine Bank to achieve ISO 9001:2000 Standards for Marketing, Implementation and Service Management of Payroll Accounts.

During 2008, we focused on improving the quality and cross-selling level of our portfolio. In the second semester, all banks were asked to join a payroll accounts campaign with the purpose of increasing the number of participants, focusing on high commercial potential customers. This campaign involved both private companies and government bids.

In 2009 we will be emphasizing payroll account benefits in order to achieve customer loyalty and to build up payroll customer relationships.

VIP BBVA:

During 2008, the most valuable BBVA Banco Francés segment continued to be developed, generating tools for the branches and planning a new approach model which will be implemented in 2009.

As a result of direct actions to build customer loyalty, we achieved the following:

▪	9% growth in customer portfolio (today, there are 34,326 customers).

▪	15% increase of premier packages, (today, there are 24,332)

▪	Major increase in premium package placements.

VIP Banking works on the assumption that portfolio growth will be achieved as a consequence of good customer long-term relationships. With the purpose of enhancing our relationship with customers, we have created “Estilos BBVA,” which includes benefits such as specific discounts, travel package offers, invitations to events and a points reward program.

Mortgage Loans:

The positive trends for Mortgage Loans that we had in 2007 continued during the first semester of 2008. The subprime crisis affected mortgage loans globally, which curbed the development of our portfolio due to a sharp increase in rates and eliminated the fixed-rate interest option. Mortgages decreased in the last quarter of 2008, and the year closed with a 29% portfolio increase at the end of the year as compared with 2007.

Electronic Banking:

Electronic Banking continues to be an option favored by customers due to availability, functionality, trustworthiness, and variety of products and services offered.

Automatic Teller Machines:

▪	The Bank has a total network of 639 working ATM’s

▪	174 new ATMs in-branches (replacement or expansion)

▪	18 ATMs installed at companies' facilities, which support new banking business

Self-Service Terminals:

▪	677 terminals which support cashiers’ operations. During 2008, these terminals were reconditioned to offer a better service to our customers.

Internet – Francés Net:

▪	100,680 new customers

▪	Ps.7,600 million traded

▪	300,000 active customers

▪	39% increase in trading volume

Internet – Bank Web Page:

▪	3.3 million visitors per month during 2008.

Call center – Línea Francés:

▪	89% IVR (Interactive Voice Response) use with almost 8 million calls received by operator

▪	18,700 foreign trade queries

▪	5,100 service queries

Mobile Phone Banking: Francés Móvil

Francés Móvil continues offering the possibility of receiving, using text messages (SMS), account balances, credit card and term deposits due date alerts and bounced check warnings, among others, and performing transactions such as service payments, fund transfer.

In 2009, new developments are expected especially focused on promotion communications to encourage credit and debit card use.

Trust Banking:

The economic activity trend throughout the year 2008 also impacted on the financial trust offers, both in quantity and amounts. The cutoff rate required by investors was higher than that demanded during the previous year, mainly due to the actual inflation situation and to investor liquidity tendency.

In order to cut expenses, we are implementing a project called, Cascada Project, to streamline overhead expenses.

Asset Management

Throughout fiscal year 2008, Francés Administradora de Inversiones S.A., as managing company, continued managing FBA (“Fondos Bien Administrados” or Well Managed Funds) products.

Mutual Funds

The Mutual Funds industry in Argentina evidenced a decrease in managed liabilities during 2008. Poor assets performance was due to the financial and economic international financial crisis which also affected the local industry. Additionally, this market has been affected by the local social security system reform.

By the end of 2007, total of assets in different Mutual Funds authorized in Argentina were Ps.21,384 million; of which Ps.932.3 million were funds managed by the Company, while as of December 31, 2008, assets managed by the totality of the funds administered for Francés Administradora de Inversiones S.A., that we call the FBA Family, totaled Ps.701.5 million (according to the Argentine Mutual Fund Association (CAFCI, per its acronym in Spanish) provisional data), with a 5.3% of Mutual Funds total market.

Assets managed by FBA Family decreased by Ps.230.8 million. This represented a decrease which was 24.8% lower than the total slowdown of this sector, which was 37.6%. As in the previous year, the Board of Directors continued working to streamline the FBA Family funds, concluding the reform of the following management fund manuals: FBA Renta Pesos, FBA Renta, FBA Renta Corto Plazo, FBA Renta Fija, FBA Renta Premium, FBA Internacional, FBA Acciones Globales and FBA Total.

 As we mentioned above, in the context of the financial crisis, FBA got acceptable yields when compared with those achieved by competitors. We have to highlight the performance of the following Funds: FBA Acciones Latinoamericanas and FBA Brasil both corresponding to the category Renta Variable Pesos Latinoamérica/ Largo Plazo (Equity Pesos Latin America / Long-Term). Similarly, Fondo FBA Europa obtained the second place within its category even though it had a negative accrued performance. Considering fixed income funds, FBA Bonos Argentina obtained the second position when comparing their respective accrued performances with those of their competitors.

As of December 31, 2008, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	39,748
FBA Total	7,905
FBA Renta	10,200
FBA Renta Pesos	502,232
FBA Renta Dólares	4,302
FBA Bonos	5,950
FBA Calificado	35,773
FBA International	365
FBA Ahorro Dólares	11,368
FBA Renta Fija	11,434
FBA Ahorro Pesos	24,663
FBA Renta Premium	5,051
FBA Europa	2,001
FBA Horizonte	8,166
FBA EE.UU.	1,372
FBA Renta Corto Plazo	544
FBA Acciones Latinoamericanas	14,888
FBA Bonos Argentina	8,563
FBA Brasil	14,054
FBA México	653
FBA Commodities	36
FBA Acciones Argentinas	228
FBA Bonos Globales	52
Total	709,548
______________
Source: “Cámara Argentina de Fondos Comunes de Inversión”

Portfolio Management

During the 2008 fiscal year, BBVA Banco Francés continued its commitment to customize portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

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

Additionally, as part of the overall business, we have equity interests in some of these companies, including 12.22% of the capital stock of BBVA Consolidar Seguros S.A., 65.96% of Consolidar Compañía de Seguros de Vida S.A. (a company that offers life insurance to the persons with retirement accounts at Consolidar AFJP), 66.67% of Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans) and 12.5% of Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Law). BBVA holds the remaining shares in these four companies.

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

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2008, 2007 and 2006:

	As of December 31, 2008
	Banking Financial
	BBVA Banco Francés S.A.	PSA Finance S.A.	Total	Pension Fund Manager (3)	Insurance	Eliminations	Total

Total assets	22,400,481	452,766	22,853,247	285,011	2,872,885	(185,678)	25,825,465
Financial income	1,944,883	49,091	1,993,974	23,674	352,065	(90,609)	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	226,262	329,851	(14,048)	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	249,936	681,916	(104,657)	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(110)	(5,682)	90,609	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)				(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(232,259)	(50,969)	5,614	(1,413,448)
Other expenses	(603,047)	(24,785)	(627,832)	(54,168)	(598,860)	8,434	(1,272,426)
Total expenses (2)	(3,039,213)	(47,659)	(3,086,872)	(286,537)	(655,511)	104,657	(3,924,263)
Income / (Loss) on minority interest in subsidiaries	(135)	(5,068)	(5,203)	16,876	(8,872)		2,801
Total net income	277,840	45,862	323,702	(19,725)	17,533		321,510

(1)   Includes: financial income, service charge income and other income.
(2)   Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)   See Note 14 to the Consolidated Financial Statements.

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

Information technology

In 2008, the Systems and Operations area focused its activities on strategic plans already started in previous years, which are reviewed according to the needs of the business. Some of the main actions taken were the following:

▪
Conclusion of a renovation project that began last year with the implementation of state-of-the-art technology. This renovation includes telephone and applications infrastructure for the following areas: telephone banking, telesales, post-sales, post-sales service and tele-collection. This area is now housed in a new building that concentrates contact center processes. The new structure combines with the Bank's IP telephone network and will make it possible to outsource telesales campaigns (third parties).

▪	Telephones were installed in various branches to answer queries or claims that are received from Línea Francés.

▪
We continued with the second renovation stage of self-service terminals and ATMs. A total of 100 ATMs were replaced and 45 new ATMs were added to the ATM network. Currently we have a total of 636 ATMs in operation. With these replacements and further actions taken we managed to boost network service levels up to 96%. Additionally, remodeling of self-service terminals was concluded; today we have 691 units in operation.

▪
New projects were undertaken to improve the quality of customer services by providing offices with tools and technology. Some of these projects are: Line agents, Francés Express (a query point through Francés Net and bank statement printouts) and digital posters (with information on interest and exchange rates).

▪
Branch redesign and renewal plan: This is part of our “New Branch Model” project which is being implemented by a multi-area team. The aim is developing architectural, functional and technical branch offices designs in line with market requirements and with the Bank’s and the Group's strategic objectives. A total of six branches have been concluded so far.

▪	Product pilot tests were launched at points of sale. These included customer assessment and on-the-spot delivery of credit cards at Cerro Catedral and Unicenter shopping malls.

▪
The first products targeted at the low-income consumer area were launched, with review and mass sales processes included. Likewise, pre-approvals were improved to streamline tasks and reduce time on the telephone with customers when processing information.

▪
We proceeded to implement a program for customer contact information in order to increase sales productivity, cross-selling and customer satisfaction, reducing costs. The "Project Data" included implementation of new tools, adaptation of guidelines, data base clean-up, and awareness and incentive plans for employees.

Telecommunications: the migration of the whole network to MPLS technology was concluded. This migration considers the increase in capacity for the rest of the offices, and adapting contingency links functionality to new applications.

In terms of regulations, methodology and security, the main actions were the following:

▪	We began a project that offers significant functional improvements to replace systems support areas to detect suspicious terrorist and money laundering activities using corporate systems.

▪
“Key Code Cards” (Tarjeta de Coordenadas): A new system was implemented in retail banking area for electronic wire transfers (except for ATMs). Their aim is to improve security in the customer authentication process by providing it with a second authentication factor, something similar to the one-time password.

▪	A significant improvement project was concluded for perimeter security. It included equipment and architecture upgrades, and review of firewalls rules.

▪	Significant progress has been achieved in the development of new methodologies to manage the applications life cycle.

▪	The process of compliance certification with the Sarbanes-Oxley Act has been fully completed.

Building and constructions works took place throughout the year to ensure opening of new branches, and remodeling, in full compliance with the business plan.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2008 and 2007, BBVA owned approximately 75.97% of BBVA Banco Francés’ capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal y Banco Hipotecario, S.A., formerly an Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2008, BBVA, through its subsidiaries, has a presence in 12 American countries and several countries throughout Europe, with 3,375 branch offices in Spain and 4,412 branch offices outside Spain, and 29,070 employees in Spain and 79,902 employees outside of Spain.

BBVA is a global financial group, organized in five major business areas: Retail Banking in Spain and Portugal, Wholesale and Investment Banking, México and the United States (including Puerto Rico) and, South America.

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

Rombo Compañía Financiera S.A., with a single branch located in Buenos Aires, grants loans on the retail market to finance the purchase of new and second hand cars offered by the Renault dealership network. Net profit before income tax in 2008 was Ps.12 million, while it had been Ps.7 million in 2007; that is, 290% over the previous year as a consequence of a positive production level in 2007 and 2008. Risk and portfolio quality indicators have remained at optimum levels. Stricter customer admission controls, collection process streamlining, along with lower second-hand vehicle prices enabled the company to achieve a low credit risk level.

PSA Finance is located in Buenos Aires. This financial entity was organized in 2001 and its original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. The company’s business is to finance brand new Peugeot and Citroën vehicles, as well as second-hand vehicles of all brands, through motor-vehicle secured loans or leasing transactions. On October 31, 2003, with the approval of the Central Bank, BBVA Banco Francés acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and the latter settled the call received from BBVA Banco Francés for a total of Ps.11.7 million plus interest. The year 2008 was the best cycle for PSA Finance with respect to secured loans both in volume terms and values, which resulted in a significant growth of the loan portfolio, which also includes leasing operations. 13,910 closed transactions in 2008, 39% more than in 2007; 72.5% of these transactions were for Peugeot and the remaining 27.5% were for Citroen. Ps.380 million in terms of operations closed in 2008; Ps.230 million during the previous year, which represents an increase of 65%.

Until March 2004, we offered financial services in the Cayman Island through Banco Francés (Cayman) Ltd. On March 18, 2004 we sold our interest in Banco Francés (Cayman) Ltd. to BBVA.

The following chart reflects BBVA Banco Francés’s subsidiaries as of December 31, 2008:

The following information is related to subsidiaries and affiliates as of December 31, 2008:

Subsidiary or Associated Company	Country of Incorporation/ Residence	BBVA Banco Francés Ownership and Voting Power	Principal Activity	Stockholders’ Equity (in millions of pesos)(4)
Atuel Fideicomisos S.A. and subsidiary (1)(2)	Argentina	99.99%	Trust services	30.8
Francés Valores Sociedad de Bolsa S.A. (1)(2)	Argentina	94.97%	Stock exchange brokerage	10.5
Consolidar Cía. de Seguros de Retiro S.A. (1)(2)	Argentina	66.67%	Insurance	105.0
Consolidar Seguros de Vida S.A. (1)(2)	Argentina	65.96%	Insurance Pension and Retirement	203.1
Consolidar AFJP S.A. (1)(2)	Argentina	53.89%	Fund Administrators	237.3
PSA Compañía Financiera S.A. (1)(2)	Argentina	50.00%	Financial Institution	68.2
Rombo Compañía Financiera S.A. (2)	Argentina	40.00%	Financial Institution	0.1
Consolidar ART S.A. (2)	Argentina	12.50%	Workers Compensation Insurance	174.0
BBVA Consolidar Seguros S.A. (2)	Argentina	12.22%	Insurance Company	81.7

(1)	For information regarding the number of shares we hold in such entities, see Note 2. to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2008.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Banco Francés, if applicable.

Equity Investments

The following are all positions that we hold in non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ equity as of December 31, 2008.

Investment	Country	% of Shares Owned	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.39%	Clearing house	1.8
Interbanking S.A. (1)	Argentina	9.09%	Information services for financial markets	16.7
Argencontrol S.A. (1)	Argentina	7.77%	Agent Mandatary	0.9
Sedesa S.A. (1)	Argentina	13.06%	Deposit Guarantee Fund	12.8
Banelco S.A. (2)	Argentina	10.91%	Nationwide ATM network & credit card Administration	57.1
Visa Argentina S.A. (3)	Argentina	9.79%	Credit card issuer	101.9
AIG Latin American Fund (4)	Virgin Islands	19.50%	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2007.
(2)	Total Stockholders’ Equity as of November 30, 2008.
(3)	Total Stockholders’ Equity as of October 31, 2008.
(4)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2008, our branch network consisted of 237 branches, of which 113 were located in properties that we own and 124 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2008, 2007 and 2006. These adjustments do not have an impact on Interest-earning assets or Interest-bearing liabilities.

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,768,312	(82,068)	(10.24)%	4,162,457	375,861	(4.83)%	3,349,751	551,972	8.68%
Dollars	124,209	(2,113)	(1.13)%	55,665	3,029	(5.52)%	248,714	38,763	9.20%
Total	3,892,521	(84,181)	(9.95)%	4,218,122	378,890	(4.84)%	3,598,465	590,735	8.72%
Loans (4)
Private Sector
Pesos	7,603,181	1,229,997	6.61%	5,747,676	829,367	(0.11)%	4,098,288	514,875	5.03%
Dollars	2,067,384	125,995	6.71%	1,783,801	105,504	(5.09)%	1,190,840	62,930	(0.53)%
Total	9,670,565	1,355,992	6.63%	7,531,477	934,871	(1.29)%	5,289,128	577,805	3.78%
Public Sector
Pesos	2,722,682	291,382	1.58%	2,544,360	333,535	(1.27)%	3,444,212	548,763	8.18%
Total	2,722,682	291,382	1.58%	2,544,360	333,535	(1.27)%	3,444,212	548,763	8.18%
Deposits with the Central Bank
Pesos	115,162	7,588	(2.19)%	103,736	12,602	(2.10)%	102,384	10,714	3.07%
Dollars	1,087,894	4,157	0.96%	611,802	6,479	(9.44)%	570,220	6,577	(4.43)%
Total	1,203,056	11,745	0.66%	715,538	19,081	(8.38)%	672,604	17,291	(3.29)%
Other assets
Pesos	1,476,711	193,071	3.76%	1,919,830	114,739	(7.49)%	1,064,259	116,124	3.49%
Dollars	145,466	4,830	3.92%	110,222	5,072	(6.27)%	116,023	7,179	0.32%
Total	1,622,177	197,901	3.77%	2,030,052	119,811	(7.42)%	1,180,282	123,303	3.18%
Total interest-earning assets
Pesos	15,686,048	1,639,970	1.35%	14,478,059	1,666,104	(2.66)%	12,058,894	1,742,448	6.79%
Dollars	3,424,953	132,869	4.48%	2,561,490	120,084	(6.19)%	2,125,797	115,449	(0.39)%
Total	19,111,001	1,772,839	1.91%	17,039,549	1,786,188	(3.19)%	14,184,691	1,857,897	5.72%

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,860,569	—	—	1,670,804	—	—	1,140,970	—	—
Dollars	537,056	—	—	425,941	—	—	385,450	—	—
Total	2,397,625	—	—	2,096,745	—	—	1,526,420	—	—
Investments in other companies
Pesos	198,267	—	—	64,113	—	—	51,153	—	—
Dollars	840	—	—	824	—	—	820	—	—
Total	199,107	—	—	64,937	—	—	51,973	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	517,016	—	—	689,587	—	—	964,129	—	—
Total	517,016	—	—	689,587	—	—	964,129	—	—
Allowance for loan losses
Pesos	(45,337)	—	—	(250,629)	—	—	(105,136)	—	—
Dollars	(33,357)	—	—	(31,777)	—	—	(28,288)	—	—
Total	(78,694)	—	—	(282,406)	—	—	(133,424)	—	—
Other assets
Pesos	652,334	—	—	593,650	—	—	841,928	—	—
Dollars	74,510	—	—	68,865	—	—	52,643	—	—
Total	726,844	—	—	662,515	—	—	894,571	—	—
Total non interest-earning assets
Pesos	3,182,849	—	—	2,767,525	—	—	2,893,044	—	—
Dollars	579,049	—	—	463,853	—	—	410,625	—	—
Total	3,761,898	—	—	3,231,378	—	—	3,303,669	—	—
TOTAL ASSETS
Pesos	18,868,897	—	—	17,245,584	—	—	14,951,938	—	—
Dollars	4,004,002	—	—	3,025,343	—	—	2,536,422	—	—
Total	22,872,899	—	—	20,270,927	—	—	17,488,360	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,242,023	7,817	(8.02)%	2,790,939	5,885	(12.52)%	2,342,303	4,224	(6.52)%
Dollars	1,190,844	896	0.65%	917,098	713	(10.32)%	772,591	587	(5.45)%
Total	4,432,867	8,713	(5.69)%	3,708,037	6,598	(11.98)%	3,114,894	4,811	(6.26)%
Time deposits
Pesos	5,732,426	703,179	3.02%	5,897,520	526,155	(4.92)%	5,112,665	425,598	1.08%
Dollars	1,359,527	34,258	3.11%	1,062,937	23,236	(8.43)%	737,069	12,119	(3.97)%
Total	7,091,953	737,437	3.03%	6,960,457	549,391	(5.46)%	5,849,734	437,717	0.44%
Borrowing from the Central Bank
Pesos	19,227	—	—	13,162	—	—	72,538	7,663	3.17%
Dollars	1,634	16	1.57%	1,471	4	(10.12)%	1,325	2	(5.38)%
Total	20,861	16	0.12%	14,633	4	(1.02)%	73,863	7,665	3.01%
Borrowings from other financial institutions
Pesos	57,093	10,610	8.81%	120,516	17,864	0.23%	98,702	9,046	1.86%
Dollars	527,162	25,848	5.51%	393,963	23,219	(5.11)%	306,806	19,243	0.40%
Total	584,255	36,458	5.83%	514,479	41,083	(3.86)%	405,508	28,289	0.76%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	41,901	3,694	(2.49)%	271,742	18,732	0.99%
Total	—	—	—	41,901	3,694	(2.49)%	271,742	18,732	0.99%
Other liabilities
Pesos	584,837	28,828	(3.72)%	489,417	16,165	(9.83)%	428,426	26,932	(0.83)%
Dollars	108,672	16	0.59%	55,755	9	(10.38)%	37,512	10	(5.50)%
Total	693,509	28,844	(3.04)%	545,172	16,174	(9.88)%	465,938	26,942	(1.20)%
Total interest-bearing liabilities
Pesos	9,635,606	750,434	(1.09)%	9,311,554	566,069	(7.40)%	8,054,634	473,463	(1.21)%
Dollars	3,187,839	61,034	2.50%	2,473,125	50,875	(8.55)%	2,127,045	50,693	(3.27)%
Total	12,823,445	811,468	(0.20)%	11,784,679	616,944	(7.64)%	10,181,679	524,156	(1.64)%

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	2,932,651	—	—	2,547,283	—	—	2,094,140	—	—
Dollars	57,159	—	—	43,736	—	—	24,537	—	—
Total	2,989,810	—	—	2,591,019	—	—	2,118,677	—	—
Other liabilities
Pesos	4,253,636	—	—	3,272,083	—	—	2,917,529	—	—
Dollars	459,048	—	—	354,934	—	—	290,635	—	—
Total	4,712,684	—	—	3,627,017	—	—	3,208,164	—	—
Minority interest
Pesos	251,093	—	—	228,665	—	—	197,278	—	—
Total	251,093	—	—	228,665	—	—	197,278	—	—
Stockholders’ equity
Pesos	2,095,867	—	—	2,039,547	—	—	1,782,562	—	—
Total	2,095,867	—	—	2,039,547	—	—	1,782,562	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	9,533,247	—	—	8,087,578	—	—	6,991,509	—	—
Dollars	516,207	—	—	398,670	—	—	315,172	—	—
Total	10,049,454	—	—	8,486,248	—	—	7,306,681	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	19,168,853	—	—	17,399,132	—	—	15,046,143	—	—
Dollars	3,704,046	—	—	2,871,795	—	—	2,442,217	—	—
Total	22,872,899	—	—	20,270,927	—	—	17,488,360	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2008, 2007 and 2006.

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,768,312	(82,068)	(2.18)%	4,162,457	375,861	9.03%	3,349,751	551,972	16.48%
Dollars	124,209	(2,113)	(1.70)%	55,665	3,029	5.44%	248,714	38,763	15.59%
Total	3,892,521	(84,181)	(2.16)%	4,218,122	378,890	8.98%	3,598,465	590,735	16.42%
Loans (4)
Private Sector
Pesos	7,603,181	1,229,997	16.18%	5,747,676	829,367	14.43%	4,098,288	514,875	12.56%
Dollars	2,067,384	125,995	6.09%	1,783,801	105,504	5.91%	1,190,840	62,930	5.28%
Total	9,670,565	1,355,992	14.02%	7,531,477	934,871	12.41%	5,289,128	577,805	10.92%
Public Sector
Pesos	2,722,682	291,382	10.70%	2,544,360	333,535	13.11%	3,444,212	548,763	15.93%
Total	2,722,682	291,382	10.70%	2,544,360	333,535	13.11%	3,444,212	548,763	15.93%
Deposits with the Central Bank
Pesos	115,162	7,588	6.59%	103,736	12,602	12.15%	102,384	10,714	10.46%
Dollars	1,087,894	4,157	0.38%	611,802	6,479	1.06%	570,220	6,577	1.15%
Total	1,203,056	11,745	0.98%	715,538	19,081	2.67%	672,604	17,291	2.57%
Other assets
Pesos	1,476,711	193,071	13.07%	1,919,830	114,739	5.98%	1,064,259	116,124	10.91%
Dollars	145,466	4,830	3.32%	110,222	5,072	4.60%	116,023	7,179	6.19%
Total	1,622,177	197,901	12.20%	2,030,052	119,811	5.90%	1,180,282	123,303	10.45%
Total interest-earning assets
Pesos	15,686,048	1,639,970	10.45%	14,478,059	1,666,104	11.51%	12,058,894	1,742,448	14.45%
Dollars	3,424,953	132,869	3.88%	2,561,490	120,084	4.69%	2,125,797	115,449	5.43%
Total	19,111,001	1,772,839	9.28%	17,039,549	1,786,188	10.48%	14,184,691	1,857,897	13.10%

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash and due from banks
Pesos	1,860,569	—	—	1,670,804	—	—	1,140,970	—	—
Dollars	537,056	—	—	425,941	—	—	385,450	—	—
Total	2,397,625	—	—	2,096,745	—	—	1,526,420	—	—
Investments in other companies
Pesos	198,267	—	—	64,113	—	—	51,153	—	—
Dollars	840	—	—	824	—	—	820	—	—
Total	199,107	—	—	64,937	—	—	51,973	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	517,016	—	—	689,587	—	—	964,129	—	—
Total	517,016	—	—	689,587	—	—	964,129	—	—
Allowance for loan losses
Pesos	(45,337)	—	—	(250,629)	—	—	(105,136)	—	—
Dollars	(33,357)	—	—	(31,777)	—	—	(28,288)	—	—
Total	(78,694)	—	—	(282,406)	—	—	(133,424)	—	—
Other assets
Pesos	652,334	—	—	593,650	—	—	841,928	—	—
Dollars	74,510	—	—	68,865	—	—	52,643	—	—
Total	726,844	—	—	662,515	—	—	894,571	—	—
Total non interest-earning assets
Pesos	3,182,849	—	—	2,767,525	—	—	2,893,044	—	—
Dollars	579,049	—	—	463,853	—	—	410,625	—	—
Total	3,761,898	—	—	3,231,378	—	—	3,303,669	—	—
TOTAL ASSETS
Pesos	18,868,897	—	—	17,245,584	—	—	14,951,938	—	—
Dollars	4,004,002	—	—	3,025,343	—	—	2,536,422	—	—
Total	22,872,899	—	—	20,270,927	—	—	17,488,360	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,242,023	7,817	0.24%	2,790,939	5,885	0.21%	2,342,303	4,224	0.18%
Dollars	1,190,844	896	0.08%	917,098	713	0.08%	772,591	587	0.08%
Total	4,432,867	8,713	0.20%	3,708,037	6,598	0.18%	3,114,894	4,811	0.15%
Time deposits
Pesos	5,732,426	703,179	12.27%	5,897,520	526,155	8.92%	5,112,665	425,598	8.32%
Dollars	1,359,527	34,258	2.52%	1,062,937	23,236	2.19%	737,069	12,119	1.64%
Total	7,091,953	737,437	10.40%	6,960,457	549,391	7.89%	5,849,734	437,717	7.48%
Borrowing from the Central Bank
Pesos	19,227	—	—	13,162	—	—	72,538	7,663	10.56%
Dollars	1,634	16	0.99%	1,471	4	0.30%	1,325	2	0.15%
Total	20,861	16	0.08%	14,633	4	0.03%	73,863	7,665	10.38%
Borrowings from other financial institutions
Pesos	57,093	10,610	18.58%	120,516	17,864	14.82%	98,702	9,046	9.16%
Dollars	527,162	25,848	4.90%	393,963	23,219	5.89%	306,806	19,243	6.27%
Total	584,255	36,458	6.24%	514,479	41,083	7.99%	405,508	28,289	6.98%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	41,901	3,694	8.82%	271,742	18,732	6.89%
Total	—	—	—	41,901	3,694	8.82%	271,742	18,732	6.89%
Other liabilities
Pesos	584,837	28,828	4.93%	489,417	16,165	3.30%	428,426	26,932	6.29%
Dollars	108,672	16	0.01%	55,755	9	0.02%	37,512	10	0.03%
Total	693,509	28,844	4.16%	545,172	16,174	2.97%	465,938	26,942	5.78%
Total interest-bearing liabilities
Pesos	9,635,606	750,434	7.79%	9,311,554	566,069	6.08%	8,054,634	473,463	5.88%
Dollars	3,187,839	61,034	1.91%	2,473,125	50,875	2.06%	2,127,045	50,693	2.38%
Total	12,823,445	811,468	6.33%	11,784,679	616,944	5.24%	10,181,679	524,156	5.15%

	Fiscal Years ended December 31,
	2008			2007			2006
	Average balance (1)	Interest earned/ paid	Average nominal rate(2)	Average balance (1)	Interest earned/ paid	Average Nominal rate(2)	Average balance (1)	Interest earned/ paid	Average nominal rate(2)
	(in thousands of pesos, except percentages)
Non interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	2,932,651	—	—	2,547,283	—	—	2,094,140	—	—
Dollars	57,159	—	—	43,736	—	—	24,537	—	—
Total	2,989,810	—	—	2,591,019	—	—	2,118,677	—	—
Other liabilities
Pesos	4,253,636	—	—	3,272,083	—	—	2,917,529	—	—
Dollars	459,048	—	—	354,934	—	—	290,635	—	—
Total	4,712,684	—	—	3,627,017	—	—	3,208,164	—	—
Minority interest
Pesos	251,093	—	—	228,665	—	—	197,278	—	—
Total	251,093	—	—	228,665	—	—	197,278	—	—
Stockholders’ equity
Pesos	2,095,867	—	—	2,039,547	—	—	1,782,562	—	—
Total	2,095,867	—	—	2,039,547	—	—	1,782,562	—	—
Total non-interest-bearing liabilities and stockholders equity
Pesos	9,533,247	—	—	8,087,578	—	—	6,991,509	—	—
Dollars	516,207	—	—	398,670	—	—	315,172	—	—
Total	10,049,454	—	—	8,486,248	—	—	7,306,681	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	19,168,853	—	—	17,399,132	—	—	15,046,143	—	—
Dollars	3,704,046	—	—	2,871,795	—	—	2,442,217	—	—
Total	22,872,899	—	—	20,270,927	—	—	17,488,360	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007, for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006 and for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2008/December 2007 Increase (Decrease) Due to Changes in			December 2007/December 2006 Increase (Decrease) Due to Changes in			December 2006/December 2005 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	8,584	(466,513)	(457,929)	73,386	(249,497)	(176,111)	205,284	138,985	344,269
Dollars	(1,167)	(3,975)	(5,142)	(10,503)	(25,231)	(35,734)	(45,805)	78,326	32,521
Total	7,417	(470,488)	(463,071)	62,883	(274,728)	(211,845)	159,479	217,311	376,790
Loans
Private sector
Pesos	300,173	100,457	400,630	238,000	76,492	314,492	183,139	27,602	210,741
Dollars	17,283	3,208	20,491	35,071	7,503	42,574	26,199	(343)	25,856
Total	317,456	103,665	421,121	273,071	83,995	357,066	209,338	27,259	236,597
Public sector
Pesos	19,085	(61,238)	(42,153)	(117,960)	(97,268)	(215,228)	(431,175)	80,509	(350,666)
Total	19,085	(61,238)	(42,153)	(117,960)	(97,268)	(215,228)	(431,175)	80,509	(350,666)
Deposits with the Central Bank
Pesos	753	(5,767)	(5,014)	164	1,724	1,888	(65,591)	58,871	(6,720)
Dollars	1,819	(4,141)	(2,322)	440	(538)	(98)	1,597	(2,947)	(1,350)
Total	2,572	(9,908)	(7,336)	604	1,186	1,790	(63,994)	55,924	(8,070)
Other assets
Pesos	(57,935)	136,267	78,332	51,133	(52,518)	(1,385)	(10,967)	41,270	30,303
Dollars	1,170	(1,412)	(242)	(267)	(1,840)	(2,107)	922	(9,165)	(8,243)
Total	(56,765)	134,855	78,090	50,866	(54,358)	(3,492)	(10,045)	32,105	22,060
Total interest-earning assets
Pesos	270,660	(296,794)	(26,134)	244,723	(321,067)	(76,344)	(119,310)	347,237	227,927
Dollars	19,105	(6,320)	12,785	24,741	(20,106)	4,635	(17,087)	65,871	48,784
Total	289,765	(303,114)	(13,349)	269,464	(341,173)	(71,709)	(136,397)	413,108	276,711

	December 2008/December 2007 Increase (Decrease) Due to Changes in			December 2007/December 2006 Increase (Decrease) Due to Changes in			December 2006/December 2005 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,088	844	1,932	946	715	1,661	275	(1,587)	(1,312)
Dollars	205	(22)	183	112	14	126	144	64	208
Total	1,293	822	2,115	1,058	729	1,787	419	(1,523)	(1,104)
Time deposits
Pesos	(20,251)	197,275	177,024	70,022	30,535	100,557	21,643	71,503	93,146
Dollars	7,474	3,548	11,022	7,124	3,993	11,117	5,887	1,988	7,875
Total	(12,777)	200,823	188,046	77,146	34,528	111,674	27,530	73,491	101,021
Borrowings from the Central Bank
Pesos	—	—	—	—	(7,663)	(7,663)	(124,148)	(39,726)	(163,874)
Dollars	2	10	12	—	2	2	—	(1)	(1)
Total	2	10	12	—	(7,661)	(7,661)	(124,148)	(39,727)	(163,875)
Borrowings from other financial institutions
Pesos	(11,785)	4,531	(7,254)	3,234	5,584	8,818	5,539	2,024	7,563
Dollars	6,531	(3,902)	2,629	5,137	(1,161)	3,976	3,072	2,798	5,870
Total	(5,254)	629	(4,625)	8,371	4,423	12,794	8,611	4,822	13,433
Corporate bonds
Dollars	—	(3,694)	(3,694)	(20,261)	5,223	(15,038)	(3,155)	6,275	3,120
Total		(3,694)	(3,694)	(20,261)	5,223	(15,038)	(3,155)	6,275	3,120
Other liabilities
Pesos	4,704	7,959	12,663	2,015	(12,782)	(10,767)	2,348	(6,938)	(4,590)
Dollars	8	(1)	7	3	(4)	(1)	1	(34)	(33)
Total	4,712	7,958	12,670	2,018	(12,786)	(10,768)	2,349	(6,972)	(4,623)
Total interest-bearing liabilities
Pesos	(26,244)	210,609	184,365	76,217	16,389	92,606	(94,343)	25,276	(69,067)
Dollars	14,220	(4,061)	10,159	(7,885)	8,067	182	5,949	11,090	17,039
Total	(12,024)	206,548	194,524	68,332	24,456	92,788	(88,394)	36,366	(52,028)

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2008	2007	2006
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	15,686,048	14,478,059	12,058,894
Dollars	3,424,953	2,561,490	2,125,797
Total	19,111,001	17,039,549	14,184,691
Net interest income (1)
Pesos	889,536	1,100,035	1,268,986
Dollars	71,835	69,209	64,758
Total	961,371	1,169,244	1,333,744
Net interest margin (2)
Pesos	5.67%	7.60%	10.52%
Dollars	2.10%	2.70%	3.05%
Weighted average rate	5.03%	6.86%	9.40%
Yield spread nominal basis (3)
Pesos	2.67%	5.43%	8.57%
Dollars	1.96%	2.63%	3.05%
Weighted average rate	2.95%	5.24%	7.95%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,
	2008	2007	2006
	(in thousands of pesos, except percentages)
Net income	321,510	235,049	180,037
Average total assets (1)	23,924,232	20,428,814	17,409,189
Average stockholders’ equity (1)	2,066,431	2,005,711	1,878,066
Stockholders’ equity at the end of the fiscal year	2,076,024	2,056,837	1,954,584
Net income as a percentage of:
Average total assets	1.34%	1.15%	1.03%
Average stockholders’ equity	15.56%	11.72%	9.59%
Declared dividends(2)	100,000	164,000	90,000
Dividend payout ratio (3)	31.10%	69.77%	49.99%
Average stockholders’ equity as a percentage of average total assets	8.64%	9.82%	10.79%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal year ended December 31, 2008 the dividends were paid Ps. 35 million in cash and Ps. 65 through the issue of new shares. For the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 the dividends were paid totally in cash.

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank has suspended the payment of dividends. As of June 2, 2004 financial institutions are allowed to make distributions will have no effect with the prior authorization of the Central Bank and provided that certain conditions are met. See “Financial Information – Dividends”.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2008, 2007 and 2006 by type and currency of denomination.

	Fiscal Years ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Government securities
In pesos:
Investment accounts
Debt consolidation bonds—Social security (BOCON)	59,737	—	—
Argentine bonds	439,816	370,832	406,674
Argentine Central Bank notes (NOBAC)	371,274	176,882	—
Holding for trading or financial transactions
Debt consolidation bonds—Social security (BOCON)	6,600	21,376	16,465
Argentine bonds	34,874	90,741	238,981
Argentine Central Bank notes (NOBAC)	—	3,266	—
Other debt bonds	3,103	582	7,695
Holding available for sale
Debt consolidation bonds—Social security (BOCON)	65,213	166,229	—
Argentine bonds	26,456	73,284	—
Argentine Central Bank notes (NOBAC)	485,833	1,133,071	—
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	1,267,667	140,068	75,139
Argentine Central Bank notes (NOBAC)	1,409,020	1,865,723	2,445,767
Unlisted government securities
Argentine bonds	1,002,431	903,897	843,792
Tax credit certificates	6	6	5
Other debt bonds	223	—	—
Total government securities in pesos	5,172,253	4,945,957	4,034,518
In foreign currency:
Investment accounts
Argentine bonds	84,707	—	108,622
Government Securities for repurchase agreements with the Argentine Central Bank
Argentine bonds	334,688	—	—
Holding for trading or financial transactions
Argentine bonds	27,764	51,109	40,406
Other debt bonds	200,428	3,246	276
Unlisted government securities
Argentine bonds	2,148	—	—
Other debt bonds	25	—	—
Total government securities in foreign currency	649,760	54,355	149,304
Total government securities	5,822,013	5,000,312	4,183,822
Investments in listed private securities
Shares	3,708	36,313	40,975
Corporate bonds—Listed	40,478	49,011	75,813
Mutual funds	50,228	40,286	35,650
Certificates of participation in financial trusts	69,980	116,333	50,958
Total private securities	164,394	241,943	203,396
Subtotal government and private securities	5,986,407	5,242,255	4,387,218
Allowances	(752,747)	(61,002)	(15,186)
Total government and private securities	5,233,660	5,181,253	4,372,032
Corporate bonds—Unlisted	104,476	81,976	58,684

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2008 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Investment accounts
Debt consolidation bonds-Social security (BOCON) (*)	9,176	36,703	10,363	3,495	59,737
Argentine bonds (*)	—	84,128	10,240	345,448	439,816
Argentine Central Bank notes (NOBAC) (*)	—	371,274	—	—	371,274
Holding for trading on financial transactions
Debt consolidation bonds-Social security (BOCON) (*)	1,942	3,899	689	70	6,600
Argentine bonds (*)	52	9,930	522	24,370	34,874
Other debt bonds	1,074	2,029	—	—	3,103
Holding available for sale
Debt consolidation bonds-Social security (BOCON) (*)	11,699	35,187	18,327	—	65,213
Argentine bonds (*)	3,537	11,225	11,694	—	26,456
Argentine Central Bank notes (NOBAC) (*)	319,793	166,040	—	—	485,833
Instruments issued by the Argentine Central Banks
Argentine Central Bank bills (LEBAC) (*)	1,267,667	—	—	—	1,267,667
Argentine Central Bank notes (NOBAC) (*)	910,713	498,307	—	—	1,409,020
Unlisted Government Securities
Argentine bonds (*)	83,455	348,700	417,275	153,001	1,002,431
Tax credit certificates	6	—	—	—	6
Other debt bonds	223	—	—	—	223
Total government securities in pesos	2,609,337	1,567,422	469,110	526,384	5,172,253
In foreign currency:
Investment accounts
Argentine bonds (*)	—	—	27,939	56,768	84,707
Government Securities for repurchase agreements with the Argentine Central Bank
Argentine bonds (*)	—	334,688	—	—	334,688
Holding for trading on financial transactions
Argentine bonds (*)	5,263	22,198	—	303	27,764
Other debt bonds	192,275	7,820	178	155	200,428
Unlisted government securities
Argentine bonds (*)	—	—	—	2,148	2,148
Other debt bonds	8	17	—	—	25
Total government securities in foreign currency	197,546	364,723	28,117	59,374	649,760
Total government securities	2,806,883	1,932,144	497,227	585,759	5,822,013
Certificates of participation on financial trust	28,665	41,143	172	—	69,980
Corporate bonds—Listed	8,801	28,156	1,350	2,171	40,478
Corporate bonds —Unlisted	11,911	92,565	—	—	104,476
Weighted average yield (for the securities indicated with*)	13.16%	21.86%	15.72%	16.24%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2008, 2007 and 2006. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Principal
Advances (1)	1,413,522	1,326,472	1,469,368
Notes discounted and purchased (2)	1,241,508	1,430,787	793,195
Secured with mortgages	946,804	772,036	460,559
Consumer loans (3)	3,606,729	2,392,956	1,313,816
Financial loans (4)	598,755	541,911	436,126
Loans to governmental sector (5)	2,400,511	2,367,869	2,887,276
Other loans	2,373,476	2,666,843	2,282,243

Less: Unaccrued interest and unused collections (6)	(24,304)	(13,756)	(5,543)

Less: Difference arising from purchase of portfolio	(102)	(93)	(90)

Plus: Interest and exchange differences receivable	147,079	103,824	64,330

Less: Allowance for loan losses	(196,489)	(198,728)	(167,097)
Total	12,507,489	11,390,121	9,534,183

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Liquid guarantees	73,871	97,764	60,813
Preferred guarantees	1,320,822	832,607	517,028
Total	1,394,693	930,371	577,841

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

Risk Management in 2008

For most of the first semester of 2008, economy and financial markets continued operating in a favorable macroeconomic setting, similar to previous years. However, during the second semester, and due to the international financial crisis originated in the U.S., market conditions and outlooks changed drastically.

In the middle of the year, the risk area of BBVA Banco Francés anticipated events and decided to adequate and update its structure to better adapt to new settings and a more favorable global positioning vis-à-vis the looming crisis. In line with this forecast, risks structure was radically modified: tasks and functions were reformulated and new areas for optimal risk management were created.

A specialized retail banking area was created and supplied with a larger operating capacity and improved analysis of already assumed risks and those to be assumed in the future. Four clearly-defined groups were organized: admission, tracking, policies and tools and recoveries. In addition, measures were taken with the purpose of enforcing a stricter credit risk policy, but at the same time ensuring loan portfolio expansion; precautions have been enforced to avoid any losses in the Bank’s good portfolio.

In 2008, we also adopted new scorings for several consumer and mortgage products and advanced quickly in the development and deployment of predictive scorings. With all these measures, profitable investment growth possibilities in retail banking were enhanced using state-of-the-art technology, attaining more diversification and minimizing any risks assumed.

A wholesale risk area was created to manage risks and to deal with all new requirements from SMEs and large corporate customers in the current setting. We have focused on tracking through a “traffic light” system that serves to indicate portfolio sensitivity levels, and we have also implemented a comprehensive plan to establish a more accurate and detailed awareness in each business activity sector (e.g. primary agriculture). Four work groups were organized in the new area, namely: company admission, corporate admission, policies and tools, and tracking and recovery.

Thanks to all this, and in spite of an unfavorable macroeconomic framework, BBVA Banco Francés continued operating with a sustainable growth in its loan portfolios, while keeping very low delinquency rates, in line with historical and corporate standards. Upon the introduction of all these measures, placements of personal loans and credit cards increased and, the range of loans for SMEs and large corporations were enhanced with working capital increase funding lines. This was done to meet both external and internal demand (check discounts, leasing and foreign trade). All these brought about a sustainable and safe private portfolio growth.

In 2008, loans to the retail private sector increased by 39% , while the companies segment decreased by 10%, as a consequence of the continued market contraction during the last quarter of the year. In this scenario, retail banking stands out, as the Bank focuses its attention on the growth of this area, where an increase of Ps.1,214 million (41%) was recorded.

Non-performing loans ratio experienced a growth, which is normal in the current business cycle. It increased from 0.57% in December 2007 to 0.98% in December 2008, while the private portfolio ratio increased from 0.65% in 2007 to 1.09% in 2008. Nevertheless, these ratios remain at absolute minimums within the Argentine Financial System.

Concurrently, a very powerful risk strategic management area was created to duly complement the management process. This new area focuses on guidelines issued by the New Basel Capital Accord (BIS II), where expected portfolio losses are studied. It is also centered upon the development of a new information management area for risk decisions and an in-depth analysis of issues inherent to global, operational, structural and market risks. The global management unit in this area is still working hard to reinforce the multidisciplinary team created to develop migration-oriented methodologies for a model of Risk Associated Return (RAR). Our ambitious target is to apply these methodologies to bank operations, products and customers in 2009/10.

We continued working on internal processes related to the mid-term strategy line that will make it possible for our Bank to reach the standards of the New Basel Capital Accord (BIS II), exceeding local Central Bank requirements whose guidelines aim at the implementation of the Basel Capital Accord II based on a simplified method towards 2010. The operational risk management unit continues adopting applications and organizing inter-area Operational Risk Committees (CRO, per its acronym in Spanish), in line with mid-term plans, thus ending the year in full compliance of targets.

The “Eventos de Riesgo Operacional” (“EVROS”) tool has been partly updated during the year: 80% has been updated so far. Our aim is to finish the updating process by the second quarter of 2009.

In 2008, we built up and expanded the market risks unit, which continued monitoring and tracking down market risks through AC VaR corporate tools and implemented the new management tools Lambda and STAR. These tools support and monitor all money desk transactions, providing information to Lambda (in-house credit risk) and Sigma (management results) to maximize tracking and monitoring of all transactions that may bring about financial risks. This has been an essential progress, given current settings and the outlook for 2009. Limits and controls for structural risks were also introduced during this year, in connection with financial markets margin sensitivity and economic values.

Credit recovery continued with its outstanding role thanks to efficient management of “non performing” and “write off” portfolios, which resulted in a high collection level. The write-off portfolio collections amounted to Ps.51 million, placing BBVA Banco Francés among major banks with the best results in this area.

Additionally, systems to monitor liquidity, market and credit risks in portfolios managed by related companies were developed. All this has contributed to the rounding off of an exceptional year for BBVA Banco Francés, from a comprehensive risk vision. These achievements are more remarkable yet since risk management took place in turbulent surroundings, full of challenges for our business.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2008, 2007 and 2006. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,
	2008		2007		2006
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	311,226	2.45%	348,966	3.01%	185,041	1.91%
Beverage	165,130	1.30%	207,597	1.79%	189,651	1.95%
Construction	128,242	1.01%	143,305	1.24%	82,077	0.85%
Consumer	4,270,716	33.62%	2,945,120	25.41%	1,721,651	17.75%
Electrical machinery	—	—	289,858	2.50%	64,021	0.66%
Electricity, oil, water and sanitary services	92,258	0.73%	—	—	—	—
Financial sector	598,755	4.71%	541,911	4.68%	436,126	4.50%
Foodstuff	265,929	2.09%	764,487	6.60%	625,045	6.44%
Government services	2,400,511	18.90%	2,367,869	20.43%	2,887,276	29.76%
Industrial metals	259,660	2.04%	219,039	1.89%	129,272	1.33%
Leather and fur product	9,375	0.07%	70,121	0.61%	73,993	0.76%
Mining products	263,913	2.08%	463,545	4.00%	422,255	4.35%
Oil and carbon	304,147	2.39%	473,427	4.09%	448,322	4.62%
Others	2,575,617	20.27%	1,615,437	13.92%	1,601,192	16.50%
Other manufacturing	95,143	0.75%	100,678	0.87%	99,885	1.03%
Paper products	19,959	0.16%	—	—	—	—
Printers, publishers and related industries	—	—	10,034	0.09%	15,255	0.16%
Rubber products	61,248	0.48%	85,810	0.74%	69,291	0.71%
Retail trade	354,681	2.79%	312,412	2.70%	259,731	2.68%
Services	35,530	0.28%	82,978	0.72%	10,591	0.11%
Shoes, apparel and other textile products	22,473	0.18%	19,276	0.17%	11,670	0.12%
Textile	36,836	0.29%	57,117	0.49%	26,751	0.28%
Tobacco	5,021	0.04%	9,466	0.08%	8,214	0.08%
Transportation material	96,173	0.76%	134,852	1.16%	135,341	1.40%
Wholesale trade	318,442	2.51%	305,727	2.64%	171,592	1.77%
Wood products and cork	13,095	0.10%	19,910	0.17%	27,127	0.28%
Total	12,704,080	100.00%	11,588,942	100.00%	9,701,370	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2008 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.
		Maturing
	Amount at December 31, 2008	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector (1)	2,400,511	1,984	452,049	1,236,413	710,065
To the financial sector	598,755	270,598	280,552	47,605	—
To the non-financial private sector and residents abroad	9,704,814	5,383,172	1,542,538	2,155,032	624,072
Overdraft	1,440,272	1,290,297	146,727	3,248
With privileged guarantees	1,471,928	85,106	198,770	573,328	614,724
Credit cards	1,243,498	1,243,498	—	—	—
Other	5,549,116	2,764,271	1,197,041	1,578,456	9,348
Total	12,704,080	5,655,754	2,275,139	3,439,050	1,334,137
Percentage of total loan portfolio	100.00%	44.52%	17.91%	27.07%	10.50%

(1)
A swap of National Government Guaranteed Loans for new debt instruments issued by the National Government (Bonar 2014) with 5-year maturity took place in January 2009. For BBVA Banco Francés and its subsidiaries the swap was made by a reference value of Ps. 1,414.0 million.

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2008, 2007 and 2006, the aggregate amount of our cross-border outstanding exceeding 1% of total assets at each date. Cross-border outstanding are defined as loans, interest-bearing deposits in other banks, and other monetary assets held by borrowers outside of Argentina. Cross-border outstanding of BBVA Banco Francés are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Outstanding of BBVA Banco Francés to American borrowers	—	129,661	—
Total	—	129,661	—

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2008

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2008. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2008
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	2,930,798
Foreign currency	187,945
3,118,743
Fixed Rate
Pesos	7,684,857
Foreign currency	1,789,781
9,474,638
Non-performing (1)
Pesos	105,654
Foreign currency	5,045
110,699
Total	12,704,080

(1)	For additional information on non-performing loans see “Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans”, below in this section.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2008.

	Interest Sensitivity in Outstanding Loans Maturing In More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	1,946,479
To the financial sector	47,605	—
To the non-financial private sector and residents abroad	2,316,347	462,756
Total	2,363,952	2,409,235

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

The principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We can opt to apply the consumer loan classification criteria to commercial loans of up to Ps.500,000.

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

The specific evaluation methods mentioned above are those known as “Credit Scoring and Screening”.

The limits to take into account for applying these methods are as follows:

i)	Eligible borrowers:

Natural persons non related to the financial entity.

ii)	Individual limit:

The capital owed may at any time exceed the following limits, per class of credit and per client:

▪	Dwelling mortgage loans: Ps.200,000

▪	Chattel mortgage car loans: Ps.75,000

▪	Personal loans and financing by credit card: Ps.15,000

On December 26, 2008, by Communication “A” 4891, Point 7.4 of the Debtors Classification Regulation was incorporated. It contemplates controlling the totality of our entity’s non-performing consumer portfolio (Categories 3, 4 and 5) in respect of the financial system. If the result from the formula below is greater than 5% on the last day of a calendar quarter or greater than 10% in a year, the financial institution must inform the origin of such circumstance to the Superintendencia de Entidades Financieras y Cambiarias, providing such explanations as may be requested and, if applicable, the amendments to be introduced in its credit policy so as to improve the quality of its credit portfolio.

FICCT - FICCT-1 - Máx (FICCST - FICCST-1 ; 0)

Where:

FICC: a quotient, expressed as a percentage between the totality of financings corresponding to the consumer or household portfolio of the financial institution, classified as Category 3 through 5 according to the “Debtors Classification Regulations" and the total amount of their financings for the consumption or household portfolio.

FICCS: a quotient, expressed as a percentage between the total amount of financings of the consumer or household portfolio corresponding to the whole financial system, classified as Category 3 through 5, according to the “Debtors Classification Regulations", and the total amount of their financings for the consumption or household portfolio, according to such information as may be published by the BCRA.

T: the last day of a calendar quarter for which the calculation of the quotient is applicable.

T-1: the last day of the immediately preceding calendar quarter and the last day of the same quarter corresponding to the prior year, as the case may be.

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

Criterion for improving situation

In normal situation, up to two refinancings are admitted within the past twelve months with arrears of less than 31 days. Counting starts as of the date of the last refinancing. For all other situations, the basic criterion is that the greatest penalty must be applied to the borrower who delays the refinancing, for which reason:

▪	Once the Refinancing Agreement has been signed, the previous situation applies, unless borrower makes payments in advance which can be computed.

▪	Borrower must accumulate a greater number of installments or percentage of cancellation in order to improve his situation.

(i)	Situation improved by payment of installments. The following table applies (*)

	Quantity of quotas
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	—	—	—
Change to Medium Risk	6	3	—	—
Change to Low Risk	8	5	2	—
Change to Normal	9	6	3	1

(*)	The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

(ii)	Situation improved by Percentage of Capital Cancellation (also applicable to Commercial Portfolio) (**)

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	20%	—	—	—
Change to Medium Risk	35%	15%	—	—
Change to Low Risk	45%	25%	10%	—
Change to Normal	55%	35%	20%	10%

(**)	For amortization systems with periods greater than bimonthly or irregular.

Collections not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the Refinancing Agreement).

Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve borrower’s situation.

The choice must be for a single parameter depending on the refinancing mode:

▪	Refinancings with regular monthly or bimonthly payments: by the timely payment of installments. This is the criterion adopted by BBVA Banco Francés.

▪	All other forms: by capital amortization.

Criterion for deteriorating the situation by noncompliance with the refinancing and for improving it once again at a later stage.

Arrears are considered to exist in refinancing if a delay exceeding 31 days occurs.

The criterion as to how to determine the situation of a refinanced client is as follows:

1.	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

2.	To the above must be added the refinancing arrears, and according to this the situation in which the refinanced client must be placed is determined:

Example:

Assumption a)

Days of delay at the time of refinancing	Situation at the time of refinancing	Number of cancelled installments of the refinanced debt	Situation considering installment cancellations
400	Irrecoverable	6	Medium Risk

Assumption b) –new delay -

Situation at the time of incurring arrears	Minimum time of delay (days)	New delay (refinanced debt) (days)	Delay at end of month (days)	New situation
Medium Risk	91	95	186 (91+95)	High Risk

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

In view of the regulations in force, the internally established hedges and their revision, it has been decided to modify the policy of allowances as follows:

▪
To register the allowances for the performing loans portfolio (globally), according to the minimum established in the regulations in force (1%). The purpose of constituting a minimum hedge is to make it possible to maintain a permanent monitoring over the behavior of the consumer portfolio and similar ones, in order to apply the necessary corrective actions.

▪
To establish allowance percentages greater than the minimum established for the portfolio in Category 4 (High Risk) within the consumer and consumer-assimilated portfolio. The allowance to be applied is 50% for debts with preferred “B” guarantee and 100% for debts without guarantee.

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

	Loan Loss Provision Required
	With Preferred “A” Guarantees	With Preferred “B” Guarantees		Without Preferred “A” or Preferred “B” Guarantees
Normal	1%	1%		1%
Low risk / Special tracking - under observation (2)	1%	3%		5%
Special tracking - under negotiation or with refinancing agreements (2)	1%	6%		12%
Medium risk / Problem	1%	12%		25%
High risk / High risk of insolvency	1%	25	% (3)	50	% (3)
Irrecoverable	1%	50%		100%
Irrecoverable for technical decision	1%	100	% (1)	100	% (1)
Additional loans (4)	1%	1%		1%

(1)
The classification of a debtor under this category will require a loan loss provision of 100% of any financings, such as rollovers, extensions and express or implied waits, that may be granted after 90 days have elapsed since the day following the announcement by the Central Bank of the data base that includes the debtor. The presence of preferred guarantees does not affect this obligation.

(2)	The entity has not yet classified its debtors in the “Special tracking -under negotiation or with refinancing agreements” category.
(3)	Please take into account that for the Consumer and Consumer-Assimilated Portfolio, the allowances to be applied are 50% for debts with Preferred “B” guarantee and 100% for debts without guarantee.
(4)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult recovery/High risk of insolvency	20%
Deficient servicing/Problem	30%
Inadequate servicing/Potential risk	40%

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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2008	%	2007	%	2006	%
	(in thousands of pesos, except percentages)
Loan Portfolio
Categories
Normal	12,527,583	98.61%	11,482,063	99.08%	9,573,812	98.68%
Inadequate servicing and potential risk	65,798	0.52%	43,901	0.38%	47,684	0.49%
Deficient servicing and with problem	36,340	0.29%	16,817	0.15%	13,273	0.14%
Difficult recovery and high risk of insolvency	67,812	0.52%	26,694	0.24%	29,733	0.31%
Irrecoverable	5,820	0.05%	18,207	0.16%	36,041	0.37%
Irrecoverable for technical decision	727	0.01%	1,260	0.01%	827	0.01%
Total	12,704,080	100.00%	11,588,942	100.00%	9,701,370	100.00%

By Communications “A” 4060 and “A” 4242, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

▪	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

▪	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to Special tracking – under observation situation.

▪	Modification in the conditions for preferred “A” guarantees – Credit Securities (checks / promissory notes/invoices).

▪	Flexibility of percentages for the granting of “additional credit”.

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

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2008, 2007, 2006, 2005 and 2004 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2008		2007		2006		2005		2004
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	4,358,063	97.19%	3,332,574	98.29%	2,086,773	98.06%	1,442,324	98.09%	936,401	96.61%
Normal (Commercial)	8,169,520	99.39%	8,149,489	99.40%	7,487,039	98.85%	7,047,617	97.94%	8,254,276	97.08%
	12,527,583	98.61%	11,482,063	99.08%	9,573,812	98.69%	8,489,941	97.96%	9,190,677	97.04%
Inadequate servicing (Consumer)	55,071	1.23%	26,168	0.77%	20,138	0.95%	8,518	0.58%	7,576	0.78%
Special tracking (Commercial)	10,727	0.13%	17,733	0.22%	27,546	0.36%	74,519	1.04%	168,115	1.98%
	65,798	0.52%	43,901	0.38%	47,684	0.49%	83,037	0.96%	175,691	1.85%
Deficient servicing (Consumer)	33,008	0.74%	12,027	0.35%	8,061	0.38%	5,040	0.34%	11,115	1.15%
Problem (Commercial)	3,332	0.04%	4,790	0.06%	5,212	0.07%	6,789	0.09%	41,003	0.48%
	36,340	0.29%	16,817	0.15%	13,273	0.14%	11,829	0.14%	52,118	0.55%
Difficult recovery (Consumer)	35,076	0.78%	837	0.02%	6,357	0.30%	6,395	0.43%	4,351	0.45%
High risk of insolvency (Commercial)	32,736	0.40%	25,857	0.31%	23,376	0.31%	61,765	0.86%	17,614	0.21%
	67,812	0.53%	26,694	0.24%	29,733	0.31%	68,160	0.79%	21,965	0.23%
Irrecoverable (Consumer)	2,362	0.05%	17,689	0.52%	6,158	0.29%	8,007	0.55%	9,696	1.00%
Irrecoverable (Commercial)	3,458	0.03%	518	0.01%	29,883	0.39%	5,355	0.07%	21,225	0.25%
	5,820	0.05%	18,207	0.16%	36,041	0.37%	13,362	0.15%	30,921	0.33%
Irrecoverable for technical decision (Consumer)	480	0.01%	1,260	0.05%	827	0.04%	121	0.01%	132	0.01%
Irrecoverable for technical decision (Commercial)	247	0.01%	—	—	—	—	—	—	—	—
	727	0.01%	1,260	0.01%	827	0.01%	121	—	132	—
Total consumer loans	4,484,060	100.00%	3,390,555	100.00%	2,128,314	100.00%	1,470,405	100.00%	969,271	100.00%
Total commercial loans	8,220,020	100.00%	8,198,387	100.00%	7,573,056	100.00%	7,196,045	100.00%	8,502,233	100.00%
Total	12,704,080	100.00%	11,588,942	100.00%	9,701,370	100.00%	8,666,450	100.00%	9,471,504	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of pesos)
Non-performing loans (1)	110,699	62,978	79,874	93,472	105,136
Total	110,699	62,978	79,874	93,472	105,136

With preferred guarantees	10,408	3,900	3,777	7,008	16,179
Unsecured	100,291	59,078	76,097	86,464	88,957
Total	110,699	62,978	79,874	93,472	105,136

(1)
Non-performing loans includes all loans to borrowers classified as “Medim Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days loans or more. At December 31, 2008, 2007, 2006, 2005 and 2004 non-performing loans include Ps.93,573, Ps.57,439 thousand, Ps.74,848 thousand, Ps.81,965 thousand and Ps.91,819 thousand respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2008		2007		2006		2005		2004
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Agricultural and livestock	156	0.14%	20	0.03%	412	0.52%	20	0.02%	15	0.01%
Beverage	—	—	—	—	5	0.01%	1	—	—	—
Construction	1,980	1.79%	774	1.23%	436	0.55%	1,778	1.90%	2,506	2.38%
Consumer	34,780	31.42%	12,264	19.47%	6,339	7.94%	14,423	15.43%	6,957	6.62%
Electrical machinery	—	—	1	—	2	—	—	—	5	—
Foodstuff	35	0.03%	26	0.04%	6	0.01%	1	—	1	—
Industrial metals	1	—	5	0.01%	—	—	—	—	—	—
Leather and fur products	2	—	—	—	—	—	—	—	1	—
Mining products	—	—	1	—	—	—	—	—	6	0.01%
Oil and carbon	—	—	—	—	—	—	221	0.24%	—	—
Others	54,024	48.80%	39,637	62.94%	67,205	84.12%	61,268	65.54%	87,930	83.63%
Other manufacturing	—	—	—	—	—	—	—	—	7,671	7.30%
Printer, publishers and related industries	—	—	—	—	1	—	—	—	1	—
Rubber products	—	—	4	0.01%	—	—	—	—	1	—
Retail trade	13,294	12.01%	7,526	11.95%	3,711	4.65%	13,142	14.06%	6	0.01%
Services	37	0.03%	23	0.04%	19	0.02%	—	—	14	0.01%
Textile	9	0.01%	1	—	1	—	—	—	—	—
Transportation material	4	—	—	—	—	—	1	—	—	—
Wholesale trade	6,377	5.77%	2,696	4.29%	1,737	2.18%	2,614	2.81%	22	0.03%
Wood products and cork	—	—	—	—	—	—	3	—	—	—
Total	110,699	100.00%	62,978	100.00%	79,874	100.00%	93,472	100.00%	105,136	100.00%

As of December 31, 2008, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.24.9 million or 0.22% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 amounted to Ps.56.9 million, Ps.54.2 million, Ps.56.1 million, Ps.57.8 million and Ps.59.4 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 and 2003. See Note 19.6. to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	198,728	167,097	184,885	202,693	459,573
Provisions for loan losses	38,124	61,985	69,799	114,220	62,509
Charge-offs (1)	(40,363)	(30,354)	(87,587)	(132,028)	(319,389)
Advances	(1,767)	(10,311)	(3,513)	(18,136)	(10,545)
Consumer	(14,658)	—	(4,543)	(39,081)	(30,182)
Notes discounted and purchased	(4,499)	(8,239)	(8,711)	(17,418)	(159)
Other	(19,439)	(11,804)	(70,820)	(57,393)	(278,503)
Balance at the end of year	196,489	198,728	167,097	184,885	202,693
Net charge-off / average loans	0.34%	0.29%	0.97%	1.49%	3.63%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.40.4 million charged-off in the fiscal year ended December 31, 2008, Ps.18.6 million, or 46.06% were related to corporate borrowers and Ps.21.8 million, or 53.94% were related to individual consumers. Of the Ps.30.6 million charged-off in the fiscal year ended December 31, 2007, Ps.21.0 million, or 69.04% were related to corporate borrowers and Ps.9.4 million, or 30.96% were related to individual consumers. Of the Ps.87.6 million charged-off in the fiscal year ended December 31, 2006, Ps.69.1 million, or 78.90% were related to corporate borrowers and Ps.18.5 million, or 21.10% were related to individual consumers. Of the Ps.132.0 million charged-off in the fiscal year ended December 31, 2005, Ps.111.7 million, or 84.64% were related to corporate borrowers and Ps.20.3 million, or 15.36% were related to individual consumers. Of the Ps.319.4 million charged-off in the fiscal year ended December 31, 2004, Ps.281.4 million, or 88.09% were related to corporate borrowers and Ps.38.0 million, or 11.91% were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	Fiscal Years Ended December 31,
	2008		2007		2006		2005		2004
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	17,131	12.74%	20,158	13.06%	19,947	19.02%	11,550	11.24%	14,707	2.90%
Notes discounted and purchased	15,194	11.19%	22,295	14.09%	12,359	10.27%	7,393	8.60%	3,478	2.67%
Secured with mortgages	10,975	8.53%	12,877	7.60%	8,081	5.96%	7,082	6.05%	13,310	4.27%
Chattel mortgage	7,015	4.61%	3,648	2.49%	1,403	0.13%	760	0.93%	474	0.28%
Consumers loans	75,869	27.90%	51,387	21.07%	23,296	15.73%	14,664	11.49%	10,343	4.64%
Financial Loans	8,909	4.98%	9,819	4.98%	5,188	5.33%	1,691	2.10%	5	1.79%
Other loans to governmental sector	—	8.67%	—	10.45%	—	14.18%	49,324	38.67%	80,729	73.14%
Other	61,396	21.38%	78,544	26.26%	96,823	29.38%	92,421	20.92%	79,647	10.31%
Total	196,489	100.00%	198,728	100.00%	167,097	100.00%	184,885	100.00%	202,693	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2008, 2007 and 2006.

	Fiscal Year ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	2,932,651	2,547,283	2,094,140
Dollars	57,159	43,736	24,537
Total	2,989,810	2,591,019	2,118,677
Saving accounts
Average
Pesos	3,242,023	2,790,939	2,342,303
Dollars	1,190,844	917,098	772,591
Total	4,432,867	3,708,037	3,114,894
Average real rate
Pesos	(8.02)%	(12.52)%	(6.52)%
Dollars	0.65%	(10.32)%	(5.45)%
Total	(5.69)%	(11.98)%	(6.26)%
Time deposits
Average
Pesos	5,732,426	5,897,520	5,112,665
Dollars	1,359,527	1,062,937	737,069
Total	7,091,953	6,960,457	5,849,734
Average real rate
Pesos	3.02%	(4.92)%	1.08%
Dollars	3.11%	(8.43)%	(3.97)%
Total	3.03%	(5.46)%	0.44%

Maturity of Deposits at December 31, 2008

The following table sets forth information regarding the maturity of our deposits at December 31, 2008.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	4,696,325	4,696,325	—	—	—
Savings	4,664,305	4,664,305	—	—	—
Time deposits	7,346,613	6,895,625	365,279	83,637	2,072
Investment accounts	10,322	6,661	3,625	36	—
Other	361,638	324,683	20,522	16,433	—
Total	17,079,203	16,587,599	389,426	100,106	2,072

The following table sets forth information regarding the maturity of our time deposits and investment accounts in denominations of Ps.100,000 or more at December 31, 2008.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	4,771,463	4,480,201	230,759	59,632	871
Total	4,771,463	4,480,201	230,759	59,632	871

Short-Term Borrowings

Our short-term borrowings totaled approximately Ps.3.0 billion, Ps.1.7 billion and Ps.1.3 billion for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2008		2007		2006
	Amount	Average Annualized Rate	Amount	Average Annualized Rate	Amount	Average Annualized Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	3,003,372	—	1,656,030	—	1,318,273	—
Average during year	2,110,645	5.0%	1,429,466	5.5%	1,142,756	6.7%
Maximum month-end balance	3,003,372	—	1,656,030	—	1,318,273	—

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2008, Argentina’s banking system consisted of 67 commercial banks, of which 12 were government-owned or government-related banks and 55 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2008, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río, BBVA Banco Francés, Banco de Galicia y Buenos Aires S.A., Banco Macro Bansud S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Banco Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 57.39% of deposits and approximately 63.78% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 44.49% of all deposits and 49.07% of all loans in the Argentine financial system. The largest foreign banks at such date was Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco Nación, Banco de la Provincia de Buenos Aires and Banco Ciudad de Buenos Aires. As of December 31, 2008, based on the available data of the Central Bank, such entities accounted for approximately 37.50% of deposits and approximately 28.11% of gross loans in the Argentine banking system.

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

Reserve Requirements and Liquidity Requirements

The minimum cash system determines what portion of their deposits or obligations the entities must keep available, that is to say, not as part of their lending capacity. The minimum cash requirement is calculated on the monthly average of daily balances for comprised obligations as recorded at the close of each calendar month, and must be observed separately for each currency of denomination of the comprised obligations. Compliance must take place in the same currency of the requirement, making use of one of the following:

(i)
Cash held in treasury, in custody at other banks, in transit and in value carriers. This item cannot exceed 67% calculated on total items included. Temporarily, as from December 2008, the calculation includes 100% of them;

(ii)	Current accounts in Pesos, special guarantee accounts and accounts in connection with the attention of pension benefits, of the financial entities with the Central Bank;

(iii)	Minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies;

(iv)	Minimum cash account of public securities and instruments issued by the Central Bank, at market value and of the same type; and

(v)	Current accounts of non banking financial institutions.

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

The following table discloses the minimum cash requirements with respect to each type of account in force since September 1, 2008:

Type of Account	From Sep-2008	From Nov-2008
Current accounts (except deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average) and sight accounts open in Credit Unions (1)	19%	19%
Other demand deposits and basic account (2)
In pesos	19%	19%
In foreign currency	30%	20%
Savings accounts
In pesos	19%	19%
In foreign currency	30%	20%
Unused balances from current account advances effected	19%	19%
Current accounts of financial institutions (3)	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option (4):

In pesos
Up to 29 days	14%	14%
From 30 to 59 days	11%	11%
From 60 to 89 days	7%	7%
From 90 to 179 days	2%	2%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	35%	20%
From 30 to 59 days	28%	15%
From 60 to 89 days	20%	10%
From 90 to 179 days	10%	5%
From 180 to 365 days	6%	2%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%
From 30 to 59	11%	11%
From 60 to 89 days	7%	7%
From 90 to 179 days	2%	2%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	35%	20%
From 30 to 59	28%	15%
From 60 to 89 days	20%	10%
From 90 to 179 days	10%	5%
From 180 to 365 days	6%	2%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%
In foreign currency	15%	10%
Mutual Funds deposits (except mutual funds sight deposits made accordingly CNV rules)
In pesos	19%	19%
In foreign currency	40%	20%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average (5)	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof. (6)	16%	16%

(1)	In accordance with the Communication “A” 4712.
(2)	In accordance with the Communication “A” 4809.
(3)	Computable for payment of their Minimum Required Reserves.
(4)
Except, term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances, mutual funds term deposits, special deposits related to funds revenues from abroad (Decree No. 616/05) and term investments instrumented by nominative non-transferable certificates in pesos.

(5)	In accordance with the Communication “A” 4670.
(6)	In accordance with the Communication “A” 4754.

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

(1)
Prefinancing and financing of exports, carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. It also comprises operations to finance suppliers of services to be directly exported. This comprises those operations for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.

(2)
Financing transactions granted to goods, producers or processors, provided they have firm sale contracts for the goods to be produced for an exporter, with prices fixed or to be fixed in a foreign currency (regardless of the currency in which the transaction is settled) and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets. In all cases of term purchase and sale agreements for a price to be fixed, such price must be in direct relation with the price of such products in local markets. It also comprises transactions to finance suppliers of services directly used in the process of exporting goods.

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

(5)
Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclator for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption. In order to grant such financing, the financial entities must verify that their clients have sufficient paying capacity considering at least two scenarios which contemplate significant exchange rate variations within a term of up to one year and which, in either case, exceed the latest estimate available resulting from the “Market Expectations Survey” published by this institution (in force since December 9, 2005 under Central Bank Communication “A” 4453).

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

Capital Adequacy Requirements

Basel Accord

In July 1988, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The Basel Accord established a risk asset ratio as the principal measure of capital adequacy. The framework provides:

▪	Definitions for Tier I (core) capital (“Tier I Capital”) and Tier II (supplemental) capital (“Tier II Capital”),

▪	A system for weighing assets and off-balance sheet items according to credit risk (this weighted total referred to as the “Basel Risk Weighted Assets”), and

▪	As of the end of 1992, a requirement that banks engaged in international operations maintain

(1)	Tier I Capital at least equal to 4.0% of Basel Risk Weighted Assets; and
(2)	“Total Capital”, equal to Tier I Capital plus up to an equal amount of Tier II Capital, at least equal to 8.0% of Basel Risk Weighted Assets.

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basel Accord had been applied to us at December 31, 2008, our Total Capital would have been approximately 2.48 times the minimum required.

In June 2004 the Basel Banking Supervision Committee published the “International convergence of capital measures and rules. Revised framework” document (“Basel II” or the “New Framework”), which establishes new criteria for determining the regulatory capital of financial entities. The new Framework has an integral vision for the treatment of risks assumed by the entities and at the same time offers greater flexibility with a variety of approaches for measuring regulatory capital. Basel II is structured into three Tiers, the first referred to minimum capital requirements and the second to the supervisor’s revision process and the third deals with market discipline.

With respect to the minimum capital requirements of Tier I, the Central Bank has adopted the Simplified Standardized Approach for credit risk, which will become effective as of January 2010. As mentioned in its publication “Route sheet for implementing Basel II”, the Central Bank considers that such approach will not imply major modifications or variations in the calculation, or in the global capital requirement for financial entities. As far as the capital requirement for Operational Risk is concerned, the Central Bank deems it convenient to continue analyzing the available measuring alternatives in order to identify the one that can be best applied –in its own view- to the local financial system; in spite of which it will encourage the adoption of good practices regarding the administration of this risk. In addition, the Central Bank will maintain the scheme for calculating the capital requirement for market risk, which is in line with the provisions set forth by the Basel Committee in 1996, in respect of which no amendments were introduced by Basel II, as well as the capital requirement for interest rate risk, which is incorporated by Basel II within the risks to be quantified in Tier II. The Central Bank also foresees the adoption of measures to fully implement Tiers II and III of the New Framework, on a gradual basis and prior to the full enforcement of the capital requirements contained in Tier I, as established by the good practices suggested by the Basel Committee for a healthy implementation of the New Framework.

Central Bank Rules

Under the Financial Institutions Law, Argentine financial institutions must comply at all times with the minimum capital requirements described by the Central Bank. In July 1991, the Central Bank amended its minimum capital adequacy rules to follow those recommended by the Basel Committee more closely. However, the Central Bank’s capital adequacy rules remain stricter than the Basel Committee’s recommendations. Under rules issued by the Central Bank in July 1993 and its amendments, a commercial bank must maintain its “Minimum Capital” above a certain level.

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

The market risk-related capital requirements are determined by using specific risk methodologies and based on the financial institution’s daily net positions in any of the above-mentioned assets. These requirements follow, in general, standards established by the Basel Committee and the European Union.

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

The following table presents, at December 31, 2008, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 19.13 to the Consolidated Financial Statements.

At December 31, 2008
(in millions of Pesos, except percentages)
Basel Accord
Total capital	1,982.0
Risk-weighted asset	10,292.2
Ratio of total capital to risk-weighted assets (1)	19.3%
Required capital	823.4
Excess capital	1,158.6

Central Bank’s Rules (2)
Total capital	2,277.4
Risk and Fixed weighted assets	15,956.1
Ratio of total capital to risk-weighted assets (3)	14.3%
Required capital (4)	1,425.4
Excess capital	852.0

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.41.8 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

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

Under the Special Investment Accounts system are included those national public securities denominated in pesos for terms of 5 years or more at a fixed rate, without CER adjustment, acquired through primary underwriting effected by the financial entities as from June 1, 2007. These may be accounted for, at the Bank’s option, in the following manner:

(i)	Market value; or

(ii)
Cost value increased according to their internal rate of return. Whenever the market value is lower than the book value, such accrual will be allocated for compensation in a balancing account, until the book value is equal to the market value. Such balancing account will be released and charged to income to the extent that its balance exceeds the positive difference between market value and book value. The balance of the referred balancing account must be settled as at  June 30, 2009; therefore as from July 1, 2009 such holdings must be assessed at market value.

By Communication “A” 4861, dated October 30, 2008, the BCRA established a special treatment for the issuance of national public securities and monetary regulation instruments. Commencing on October 31, 2008, the financial institutions have the possibility of totally or partially transferring to investment accounts and/or special investment accounts those national public securities and BCRA’s monetary regulation instruments contemplated in the monthly list of volatilities published by such body for purposes of calculation of the minimum capital requirement by market risk.

The incorporations must be carried out at purchase price if the option is exercised on the same day of acquisition or, if effected after incorporation to the assets, at the market price corresponding to the closing of operations on the date the option is exercised. Afterwards, it will be valued according to points (i) and (ii) above. In the case of public securities (be they in pesos or in foreign currency), it has been decided that the position as at October 31, 2008 may be totally or partially accounted for in a special investment account at the book value of September 30, 2008 and to the extent that it does not exceed the position at such date. The securities incorporated in October 2008 must be valued at their acquisition value.

Furthermore, it has been resolved that as from November 1, 2008, the total value of national public securities accounted for in investment accounts and special investment accounts may not exceed 7.5% of the total assets corresponding to the last day of the preceding month. Any excess thereon will determine an equivalent increase of the minimum capital requirement for credit risk.

In addition, the BCRA has decided to admit until October 31, 2008, the following total or partial releases:

▪
National public securities comprised within the margin for purchase and sale or brokerage transactions admitted in case of excesses over the limits to credit risk division due to financing for the non-financial public sector that must be charged to this special system. The released instruments will continue to be taken into account in calculating the excess over the limits to credit risk division due to financing for the non-financial sector originated in operations in existence prior to March 31, 2003, whose margin may not exceed 25% of the RPC corresponding to the last day of the pertinent preceding month.

▪
National public securities acquired by the financial entities through primary underwritings from June 1, 2007, denominated in pesos at terms of 5 years or more, at a fixed rate without CER adjustment, chargeable investment accounts at the net book value of the relevant portion corresponding to the amount of the balancing account.

▪	BCRA’s monetary regulation instruments comprised in investment accounts, so that they may be totally or partially charged to the special investment account system.

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

The holdings registered under “available for sale” may be reversed only in the following cases:

▪	Sale;

▪	collection of the corresponding amortization services and/or capital revenue;

▪	whenever the volatility published by this Institution ceases to be available, in which case they must be registered as holdings without quotation; or

▪	whenever it is decided to use the “Special Investment Account” or “Investment Account” valuation method.

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

Foreign Currency Position

As at the date of this report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

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

▪
And a minimum equivalent to U.S.$8,000,000 (for the banks), these minimum limits may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. BBVA Banco Francés maintains the limit indicated in the point above mentioned.

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

Fixed assets and other items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC. The BCRA has resolved to increase in 50 percentage points the specified limit to the extent that the immobilization of the assets is originated in the holding of national public securities and/or monetary regulation instruments of the BCRA appropriated as guarantee by financial institutions in favor of such entity according to the regulations in force for operations implemented by the ALADI Reciprocal Payments and Credits Agreement.

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Assets appropriated as guarantee.

▪	Various credits (including the net balance favorable to Entity corresponding to the Minimum Presumed Income Tax. Undeductible of Basic Net Worth).

▪	Property for own use.

▪	Various property items.

▪	Organization and development expenses.

▪	Goodwill.

▪	Financing transactions for related clients.

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

Under Communication “A” 3129 dated June 30, 2000, applied from July 1, 2000, the Central Bank established that the total amount of the operations of a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

▪	Local financial institutions whose transactions are subject to consolidation by lender or borrower in terms of regulations on consolidated supervision and which are rated CAMEL 1 or 2:

(1)	100% when the entity receiving the loan is rated 1.
(2)	If the receiving entity is rated 2, 20% without limitations and an additional 80% to be used if the term for the loans and other credit facilities not exceed 180 days.

▪	Local financial institution not included in the above definition: 10%.

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

At December 31, 2008 the aggregate of computable loans, other extensions of credit and equity investments by BBVA Banco Francés on a consolidated basis to Related Persons amounted to Ps.134.1 million, or 5.82% of BBVA Banco Francés’ Computable Net Worth.

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

Communication “A” 4527 dated April 25, 2006 determines that the Central Bank may apply to public sector companies governed by Law No. 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they comply with the following requirements:

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

In addition, by point 1 of Communication “A” 4455 and effective as of December 1, 2005 and complementary communications, a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk, that is to say, with such volatility as informed by the Central Bank, provided it does not exceed the equivalent to 25% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the allocation at market value of national public securities holdings, and iii) funds received for amortization services corresponding to the public sector assets involved.

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

We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution

▪	Evidences a cash reserve deficiency,

▪	Has not satisfied certain technical standards,

▪	Has not maintained minimum net worth standards, or

▪	Is deemed by the Central Bank to have impaired solvency or liquidity;

then, such financial entity must submit a regularization and normalization plan under such terms and conditions as may be established by the Central Bank within a term that may not exceed thirty days. This notwithstanding, the Central Bank may appoint overseers with veto powers and/or demand the creation of guarantees and restrict or prohibit the distribution of remittances or profits. The lack of submission, the rejection or any noncompliance with the regularization or normalization plans entitle the Central Bank to revoke the authorization to operate as a financial entity and to apply sanctions. Stet if the plan is accepted, the Central Bank may grant a temporary exemption with respect to the observance of the technical regulations and excuse or postpone the payment of fines (if any).

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

The Bank strives and believes to be in compliance with all applicable regulations on money laundering pursuant to the provisions issued by the Ministry of Foreign Affairs, International Commerce and Cult on funds freezing and measures against presumed terrorists, by the Central Bank and by the Financial Information Unit, in particular Resolution Nº 2 of the Financial Information Unit dated October 25, 2002, as amended by Resolution Nº 2 of the Financial Information Unit dated June 13, 2007, which regulates article 21, sections a) and b) of Law No. 25,246 providing for the gathering of information in respect of suspicious transactions and their notification to the authorities.

Law No. 26,476, published and in force since December 24, 2008 and declared a public policy rule, establishes a system of tax regularization, promotion and protection of registered employment with priority for small and medium-sized entities, and of declaration and repatriation of capitals. Subjects who decide to adhere to the declaration and repatriation of capitals must comply with the provisions of Law No. 25,246 on asset laundering prevention. Excluded from its scope of application are the amounts deriving from conducts liable to be included in article 6 of Law No. 25,246, with the exception of tax evasion or attempted tax evasion situations. The Argentine Public Revenue Administration – the Argentine Tax Authority (AFIP) regulated this law on 2 February 2009.

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

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 11.6992% equity interest in the company from December 31, 2008.

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

As of December 2001 the contribution to the deposit guarantee fund made by the financial entities has had the following evolution:

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

Law No. 26,361, enacted in 2008, amended article 50 of Law No. 25,065, thus empowering the Secretariat of the Domestic Commerce, dependent on the Ministry of Economy and Production, in those commercial aspects deriving from its function as authority of application, to issue regulatory provisions and exercise its powers to control, survey and determine compliance. The City of Buenos Aires and the Provinces will act as local authorities of application, with powers which they may delegate, if applicable, to their dependent bodies or to municipalities. Irrespective of the above, the national authority of application may act concurrently, even if the presumed infringements occur only within the scope of the Autonomous City of Buenos Aires or the Provinces.

The Central Bank of the Argentine Republic, with the enforcement of Law No. 25,065, is the Authority of Application in matters concerning financial aspects unmodified to this date.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

The Argentine economy performed favorably in 2004. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus that exceeded the targets agreed on in the short-term agreement with the International Monetary Fund; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial trade surplus; iii) an increase of 9% in the GDP during the year; iv) stabilization of wholesale and retail inflation rates; v) greater stability in financial markets with an increase in bank deposits; and vi) a marked increase in the prices of publicly traded Government securities. Moreover, unemployment levels also showed considerable improvements reaching 12.1% during the fourth quarter of 2004, over 2 percentage points below the same rate of the same period of the previous year.

Exports from Argentina also benefited from high prices of commodities, especially the soy sector during the first semester of 2004. While export prices rose 9.3% during the year, the amounts exported only grew 6.6% mainly due to the fall in volumes of primary products as a result of the weather conditions that impacted on the soy harvest. Exports of industrial products rose by almost 24% during the year, led by automobile, chemical and plastic products. However, the trade surplus (of 12,105 million dollars) fell in comparison to the previous year due to the strong increase in imports that expanded by 62% once again led by capital goods purchases.

The key economic event during 2005 was the restructuring of the public debt in default since 2001 launched by the Government in February pursuant to which the Argentine Government offered its creditors three types of bonds (Par, Discount and Quasi-par) in exchange for the Argentine sovereign debt they held, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed U.S.$81,836 million in securities held by residents and non-residents, and achieved an acceptance rate of 76.15%. The new bonds issued after the exchange amounted to U.S.$35,261 million, 44% of which were denominated in pesos.

For the third consecutive year, in 2005 the economy grew by 9.2%. With an economy growing at high rates, inflationary pressures started to appear during the first quarter of the year. Regulated prices (mainly tariffs on public utilities) had a moderating impact on inflation, in spite of which the year ended with a 12.3% increase in consumer prices.

Greater optimism following the successful debt restructuring resulted in the return of positive capital flows to Argentina which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, was reflected in a 14.2% accrued growth of volumes exported in 2005. Thus, the trade surplus for the year closed at U.S.$11,663 million, only 3.6% below the 2004 trade surplus, despite the 28% growth of imports.

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

The year 2005 was characterized by higher interest payments and debt amortizations~~,~~ of approximately U.S.$12,000 million that the Government had to face due to different reasons, including the completion of the debt restructuring process and the lack of agreement with the IMF during the year. By mid-December, the Government decided to pay off, completely and in advance, its U.S.$9,500 million debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of January 2006, replacing those reserves at the Central Bank by a dollar-denominated Government security with similar yield. In consequence, this operation brought relief to the principal payments due during the year. Furthermore, a favorable domestic and foreign economic environment made it possible for Argentina to issue debt for a nominal value of U.S.$5,365 million to partially roll-over maturities, and allowed the public sector to accumulate deposits in the banking system.

However, a substantial trade surplus together with greater capital inflows received in the last quarter of the year led to a quick build up of reserves, which by the end of the year amounted to U.S.$32.04 billion, more than U.S.$3.9 billion above their level at the end of 2005.

Economic activity continued to grow at a vigorous pace in 2006, despite a somewhat slower rate in the first quarter, so the year ended with an average increase of 8.5%, led by investment. Private consumption has grown at a strong rate but has not yet recovered its share in the GDP prior to the crisis. Reflecting steady economic growth, the unemployment rate continued to decrease and reached a low of 8.7% in the fourth quarter of 2006, compared to 10.1% in the same period of the previous year.

During 2006, the Government managed to maintain fiscal solvency. The primary surplus of the non-financial public sector was Ps.23.2 billion, an increase of 17.8% compared to the result of the previous year. Tax collection increased at a strong pace, mainly driven by the social security contributions which increased at rates of around 50% per annum due to improvements in employment in formal labor markets and in nominal wages. With respect to primary expenses, the increase in capital expenditures all year round was essentially due to higher public investment.

In the first quarter of 2006, the inflation rate, greatly influenced by hikes in the prices of meat and other foodstuffs, averaged 1% monthly. The Government, which had been negotiating price agreements with supermarkets and producers in order to moderate inflationary expectations, took more drastic measures in April and limited the exports of beef and increased export duties on dairy products. This change in the regulations led to an increase in the domestic supply of meat which impacted prices and resulted in slightly lower inflation rates (0.6% monthly average) in the second quarter of 2006. However, in the last months of the year inflation seemed to regain momentum under the influence of certain seasonal items and a weakening of the price agreements, as a result of which the year closed with an overall increase of 9.8% in retail prices.

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

The economic activity in Argentina was affected in 2008 by several national and international events that resulted in a slowdown of the Argentine GDP growth rate. During the first half of the year, confrontations of the National Government with the agriculture and livestock sector, due to the introduction of escalating export duties on grain, led to a rise of the country risk level and to a fall of confidence. The impact of this phenomenon was partly cushioned by the large increase in the terms of trade during that period. However, during the second semester, the decline in global demand started to have an impact on the economy, the first sign of which was a fall of approximately 40% in agricultural raw materials prices. The worsening of the international financial crisis and the reform of the social security system in Argentina increased risk aversion and the demand for dollarized assets. In this context, after five years of expansion rates of more than 8.5% the rate of economy grew by 7% in 2008.

Unemployment had a slight decline in 2008, mainly due to a reduction in labor force participation since there was a certain stagnation in the creation of new jobs.

Public accounts benefited from pension fund reform as personal contributions from workers previously affiliated to private pension funds were transferred to the pay-as-you go state-owned scheme in December. Primary surplus reached Ps.32,529 million, which represents 3.15% of GDP.

The Argentine terms of trade increased by 12.9% on average during 2008, due to an increase in international prices of raw materials. Exports increased by 26.5% as a result of the high prices of these exported products during most of the year. On the other hand, imports grew by 28.4%, at the same rate as the previous year. During the last quarter, both exports and imports slowed down sharply as a consequence of the international financial crisis.

Higher portfolio dollarization during May and October resulted in higher volatility in the exchange rate as compared to previous years. In the last quarter of the year, the worsening of the international crisis caused severe currency depreciations within Argentina’s main trading partners, such as Brazil, Chile and Europe, and boosted the devaluation of the Argentine peso. The exchange rate (BCRA reference) finally increased by 9% in 2008, closing at an average rate of 3.42 pesos to the dollar in December.

Effects of Recent Events on BBVA Banco Francés

Substantially all of our operations, property and customers are located in Argentina. Consequently, following the 2002 crisis and the package of government measures described elsewhere in this annual report, our financial condition and results of operations were deeply affected. During 2002, our business activities contracted compared to historical levels since December 2001, and liquidity needs led to a suspension of most of our new loans. Our structural strengths, our reaction capacity and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the deepening of the crisis by prioritizing liquidity, substituting foreign currency funds with domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Following a four-year recession, the economy began to recover in 2003 and deposits flowed back into the system. This positive trend continued during the following years both in terms of economic activity and fiscal solvency, with stable prices and exchange rates, while in the financial system peso and dollar deposits continued to grow and loans to the private sector accelerated their recovery. The economic activity in Argentina was affected in 2008 by several national and international events that resulted in a slowdown of the Argentine GDP growth rate. In this context, after five years of expansion rates of more than 8.5%, the rate of economy was 7% in 2008. Unemployment had a slight decline in 2008. Primary fiscal surplus reached Ps.32.5 billion, which represents 3.15% of GDP. The CPI of the Buenos Aires Metropolitan Area increased 7.2% in 2008. The Argentine trade exchange increased 10% on average upgrade during 2008. Trade surplus did not contribute to the accrual of provisions as in previous years, since domestic and international events stressed distrust, causing a capital outflow from the private sector. The Central Bank became a net seller of dollars on the exchange market (to stabilize currency depreciation expectations) as a consequence of a large demand of this currency, which had not occurred in previous years. A portfolio dollarization occurred during May and October, which caused a higher volatility in the exchange rate as compared to previous years. In the last quarter of the year, the worsening of the international financial crisis caused severe currency depreciations of Argentina’s main trading partners, such as Brazil, Chile and Europe, and boosted the devaluation of the Argentine peso, which had stabilized in July and August below the beginning of the year rate. In this framework, the exchange rate (BCRA reference) finally increased by 9% in 2008, closing at an average rate of 3.42 pesos to the dollar (3.4537 $/U.S.$ on the last day of the year).

In 2008, we concentrated our efforts on implementing the following measures:

▪	Increase private sector loans focusing in the middle-market and retail segments;

▪	Increase retail deposits, expanding current and savings accounts participation over CDs;

▪	Further develop the transactional business as a source of fee income;

▪	Emphasize service quality and increase cross-selling, through an effective promotion and advertising campaign; and

▪
Improve our assets and liabilities structure (including the valuation adjustments made in public sector assets, given the decrease in public sector assets’ market value and completing the amortization of legal injunctions).

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Notes 3 and 4 to the Consolidated Financial Statements. These rules require BBVA Banco Francés and its subsidiaries to make some estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of BBVA Banco Francés and its subsidiaries.

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

The Bank is a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the economic crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against BBVA Banco Francés ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Supreme Court confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into pesos at the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court lays down a methodology that consists of calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in dollars of the original deposit. As of December 31, 2008 and 2007, BBVA Banco Francés has estimated this contingency and it has raised allowances for the total amount.

At December 31, 2008, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly installments from April 2003. As of December 31, 2008 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2008 amounting to 1,246,980 pesos. Moreover, BBVA Banco Francés has stated in a note to the Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used (see Note 20.14 to Consolidated Financial Statements).

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

Differences Between Central Bank Rules and Generally Accepted Accounting Principles Effective in the City of Buenos Aires

The most significant valuation differences between the rules prescribed by the Central Bank and the professional accounting standards effective in the City of Buenos Aires are detailed below (see Note 4 to the Consolidated Financial Statements).

▪	Valuation Criteria

(1)	National Government Secured loans

As detailed in Note 4.1(a) to the Consolidated Financial Statements, and as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of U.S.$3,291,795 thousands for Secured loans. At December 31, 2008 and 2007, those loans are recorded under “Loans – to the Public Sector” amounting to 2,400,511 and 2,367,869, respectively, in accordance with the criterion described in Note 3.4.3.
In accordance with Resolution CD No. 290/01 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), at December 31, 2008 and 2007, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.

(2)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 3.4.13, as of December 31, 2007, the Bank recorded assets amounting to 57,489 (whose original value had been 1,196,676) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in the City of Buenos Aires, the amount detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

(3)	Tax Effects

As it is indicated in Note 5.1 to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in the City of Buenos Aires, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 193,552 and 55,500 as of December 31, 2008 and 2007, respectively, should be recovered. In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

(4)	Derivative financial instruments

As explained in Notes 3.4.14 and 11, as of December 31, 2008 and 2007, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 3,581 and 7,433, respectively.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in the City of Buenos Aires.

▪	Aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2., the Bank charged to the account “Unrealized valuation difference” in stockholders' equity a loss of 181,119 and a loss of 42,796, as of December 31, 2008 and 2007, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of December 31, 2008 and 2007, 138,323 (loss) and 42,796 (loss), respectively, should have been charged to income for each fiscal year.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in the City of Buenos Aires

(1)	Consolidar A.F.J.P. S.A.: as of December 31, 2007, the intangible assets, whose book value amounted to 8,745, were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

As of December 31, 2008, these assets have been fully amortized.

(2)
Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 1,034,959 and 952,106 as of December 31, 2008 and 2007, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

(3)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

(4)
Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2008 and 2007 amounted to 7,011 (loss) and 117 (income), respectively.

(5)	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

(6)
Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 13,084 and 22,099 at December 31, 2008 and 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

(7)
The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,720 and 3,115 at the close of each fiscal year.

(8)
Upon booking the effects of the interest rate swaps as of December 31, 2008 and 2007, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the National Superintendence of Insurance. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the Consolidated Financial Statements would have been increased by 3,950 and 2,550 at the close of each fiscal year.

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

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 20 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”. Additionally the information set forth below for the fiscal year ended December 2004 has been modified from its original version to apply the adjustments to prior years’ income (loss).

On June 28, 2006 the Bank sold its entire interest in Credilogros Compañía Financiera S.A. Accordingly, the Financial Statements for the fiscal year ended on December 31, 2005 include the consolidation of Credilogros Compañía Financiera S.A. For more information see Note 1.4 to the Consolidated Financial Statements.

Results of Operations for the Fiscal Years Ended December 31, 2008, 2007 and 2006.

Overview

Our net income for the fiscal year ended December 31, 2008 was Ps.321.5 million. This income was mainly due to a 36.87% decrease in Other Expenses, a 41.04% decrease in Allowances for Loan Losses, a 114.33% decrease on Minority Interest in Subsidiaries, a 37.95% decrease in Income Tax and a 0.64% increase in Service Charge Income. This income was partially offset by a 25.73% increase in Operating Expenses, a 11.98% decrease in Gross Intermediation Margin, a 51.41% increase in Service Charge Expenses and a 6.62% decrease in Other Income.

Our net income for the fiscal year ended December 31, 2007 was Ps.235.0 million. This income was mainly due to a 163.42% increase in Other Income, a 29.14% increase in Service Charge Income, a 29.70% decrease in Income Tax, a 49.92% decrease in loss on Minority Interest in Subsidiaries and a 11.21% decrease in Allowances for Loan Losses. This income was partially offset by a 10.62% decrease in Gross Intermediation Margin, a 32.08% increase in Other Expenses, a 21.22% increase in Operating Expenses, and a 44.22% increase in Service Charge Expenses.

Financial Income

Our Financial Income increased 19.69% to Ps.2,279.1 million for the fiscal year ended December 31, 2008 from Ps.1,904.2 million for the fiscal year ended December 31, 2007, which in turn decreased 1.66% from Ps.1,936.4 million for the fiscal year ended December 31, 2006. The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Interest on cash and due from banks	11,745	20,202	17,353
Interest on loans to the financial sector	187,728	146,833	91,875
Interest on overdraft	264,989	164,659	102,072
Interest on loans with privileged guarantees	162,553	79,353	52,260
Interest on credit card loans	107,461	55,026	30,485
Interest on other loans	886,606	640,477	543,662
Net income from government and private securities	—	319,666	559,877
Interest from other receivables from financial transactions	20,175	23,757	35,314
Indexation by benchmark stabilization coefficient (CER)	199,209	210,342	354,566
Other	438,638	243,897	148,940
Total	2,279,104	1,904,212	1,936,404

The increase in Financial Income during fiscal year ended December 31, 2008 was mainly due to a increase in Interest on other loans, Other financial income, Interest on overdraft, Interest on loans with privileged guarantees, Interest on credit card loans and Interest on loans to the financial sector. These increases were partially offset by a decrease in Net income from government and private securities, which in the fiscal year ended Decembre 31, 2008 the Bank registered a loss of Ps.288.1, Indexation by benchmark stabilization coefficient (CER), Interest in cash and due from banks and Interest from other receivables from financial transactions. This variation reflected the increase in average volume of assets partially offset by a decrease in nominal interest rate of interest earning assets.

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

	December 31 2008 vs. December 31 2007 Increase (Decrease)	December 31 2007 vs. December 31 2006 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Financial Income due to changes in the volume of interest-earning assets	217,088	373,986
Financial Income due to changes in average nominal rates of interest-earning assets	(205,066)	(371,639)
Financial Income due to changes in the volume and average nominal rates of interest-earning assets	(25,371)	(74,056)
Net Change	(13,349)	(71,709)

Financial Expenses

Financial Expenses increased 76.68% to Ps.1,201.7 million in the fiscal year ended December 31, 2008 from Ps.680.1 million in the fiscal year ended December 31, 2007 and increased 19,67% from Ps.568,3% million in the fiscal year ended December 31, 2006. The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Interest on checking accounts	28,083	23,180	29,913
Interest on savings deposits	8,713	6,598	4,811
Interest on time deposit (1)	724,771	492,716	307,084
Interest from other liabilities from financial transactions	28,486	26,627	37,650
Indexation by benchmark stabilization coefficient (CER)	7,212	49,230	121,321
Net income from government and private securities	288,141	—	—
Net income from options	100	—	—
Other	116,175	81,780	67,566
Total	1,201,681	680,131	568,345

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.90.8 million as of December 31, 2008, Ps.62.6 million as of December 31, 2007 and Ps.44.3 million as of December 31, 2006.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal year 2008 and 2007 due to increases in volume of time, savings and demand deposits.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases of nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2008 vs. December 31, 2007 Increase	December 31, 2007 vs. December 31, 2006 Increase
	(in thousands of pesos)	(in thousands of pesos)
Financial Expense due to changes in the volume of interest-bearing liabilities	54,431	82,555
Financial Expense due to changes in average nominal rates of interest-bearing liabilities	128,218	9,164
Financial Expense due to changes in the volume and average nominal rates of interest-bearing liabilities	11,875	1,070
Net Change	194,524	92,789

Our average interest-bearing liabilities increased 8.47% from Ps.11.8 billion in fiscal year 2007 to Ps.12.8 billion in the fiscal year ended December 31, 2008. This increase was mainly attributable to increases in savings accounts, time deposits, borrowing from the Central Bank, borrowing from other financial entities and other liabilities partially offset by a decrese in corporate bonds issued, which were cancelled in fiscal year 2007. Average dollar-denominated and peso-denominated savings accounts increased 29.85% and 16.16% from Ps.917.1 million and Ps.2,790.9 million in the fiscal year ended December 31, 2007 to Ps.1,190.8 million and Ps.3,242.0 million in the fiscal year ended December 31, 2008. Average dollar-denominated time deposits increased 27.90% from Ps.1,062.9 million in the fiscal year ended December 31, 2007 to Ps.1,359.5 million in the fiscal year ended December 31, 2008 and average peso-denominated time deposits decreseased 2.80% from Ps.5,897.5 in the fiscal year ended December 31, 2007 to Ps.5,732.4 in the fiscal year ended December 31, 2008.

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

See “Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income less Financial Expenses) of Ps.1,077.4 million in the fiscal year ended December 31, 2008, represented a 11.98% decreased over our Gross Intermediation Margin of Ps.1,224.0 million in the fiscal year ended December 31, 2007 which in turn represented a 10.52% decrease over our Gross Intermediation Margin of Ps.1,368.1 million in the fiscal year ended December 31, 2006.

The following table sets forth the changes in Gross Intermediation Margin:

	December 31, 2008 vs. December 31, 2007 Increase (Decrease)	December 31, 2007 vs. December 31, 2006 Increase (Decrease)
	(in thousands of pesos)	(in thousands of pesos)
Gross Intermediation Margin due to changes in the volume of interest-earning assets and interest-bearing liabilities	162,657	291,432
Gross Intermediation Margin due to changes in average nominal rates of interest-earning assets and interest-bearing liabilities	(333,284)	(380,802)
Gross Intermediation Margin due to changes in the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(37,246)	(75,126)
Net Change	(207,873)	(164,496)

The decrease in the Gross Intermediation Margin in the fiscal year ended December 31, 2008 was principally due to a decrease in the yield spread (nominal basis) from 5.24% in the fiscal year ended December 2007 to 2.95% in the fiscal year ended December 31, 2008, and to decreases in average nominal rates of interest-earning assets and with the increase of average nominal rates of interest-bearing liabilities partially offset by increase in the volume of interest-earning assets and with the decrease in the volume of interest-bearing liabilities.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.36.7 million in the fiscal year ended December 31, 2008, a 41.04% decrease over Ps.62.3 million in the fiscal year ended December 31, 2007 which in turn represents a 11,21% decrease over Ps.70.1 million in the fiscal year ended December 31, 2006. The decreases in fiscal years ended December 31, 2008 and December 31, 2007 were mainly due to a relocalization of the generic provisions excess in the loan portfolio.

Our non-performing loan portfolio amounted to Ps.110.7 million at December 31, 2008, a 75.77% increase over Ps.63.0 million at December 31, 2007 which in turn represents a 21,16% decrease over Ps.79.9 million at December 31, 2006.

The non-performing loan portfolio ratio increased to 0.87% at December 31, 2008 from 0.54% at December 31, 2007 which in turn decreased from 0.82% at December 31, 2006.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.1,190.4 million for the fiscal year ended December 31, 2008, Ps.1,182.8 million for fiscal year ended December 31, 2007 and Ps.915.9 million for fiscal year ended December 31, 2006. The fiscal year 2008 amount represented a 0.64% increase from the amount earned in fiscal year 2007. The fiscal year 2007 amount represented a 29,14% increase from the amount earned in fiscal year 2006.

The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Service charges on deposit accounts	301,470	231,149	175,121
Credit card operations	227,626	150,947	97,250
Other fees related to foreign trade	57,833	47,687	39,192
Credit-related fees	70,443	37,823	18,114
Fund management fees	228,408	486,066	401,107
Capital markets and securities activities	13,893	10,608	11,332
Rental of safety deposit boxes	23,354	17,400	14,038
Fees related to guarantees	1,195	797	1,093
Insurance agency	94,771	65,835	44,707
Other	171,424	134,477	113,921
Total	1,190,417	1,182,789	915,875

Service charges on deposit accounts are comprised principally of maintenance fees and on checking and savings accounts and transaction fees on checking accounts. These fees increased 31.99% from Ps.175.1 million in the fiscal year ended December 31, 2006 to Ps.231.1 million in the fiscal year ended December 31, 2007 and increased 30.42% to Ps.301.5 million in the fiscal year ended December 31, 2008. The increases in the fiscal years 2007 and 2008 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2008, we had 1,891,183 of such accounts compared to 1,654,387 such accounts at December 2007 and compared to the 1,443,965 such accounts at December 31, 2006.

Income from credit cards operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 55.22% from Ps.97.3 million in the fiscal year ended December 31, 2006 to Ps.151.0 million in the fiscal year ended December 31, 2007, and in turn increased 50.80% to Ps.227.6 million in fiscal year ended December 31, 2008. The increases in the fiscal years 2007 and 2008 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2008, the total number of credit cards we issued amounted to 1,361,791 compared to 1,111,049 at December 31, 2007 and to 1,017,974 at December 31, 2006.

Fees related to foreign trade increased 21.70% from Ps.39.2 million in the fiscal year ended December 31, 2006 to Ps.47.7 million un the year ended December 31, 2007, and in turn increased 21.28% to Ps.57.8 millions in the year ended December 31, 2008. The increases in the fiscal years 2007 and 2008 were mainly due to increases in volume of foreign trade.

Credit related fees increased 108.80% from Ps.18.1 million in the fiscal year ended December 31, 2006 to Ps.37.8 million in the fiscal year ended December 31, 2007, which in turn increased 86.24% to Ps.70.4 million in the fiscal year ended December 31, 2008. These increases were mainly due to the increase in granting of new loans by our PSA subsidiary for the purchase of new and second hand cars.

Fees related to fund management increased 21.18% from Ps.401.1 million in the fiscal year ended December 31, 2006 to Ps.486.1 million in the fiscal year ended December 31, 2007, but decreased 53.01% to Ps.228.4 in the fiscal year ended December 31, 2008, owed principally to the transfer of members to the previsional public regime (see Note 14 to the Consolidated Financial Statements) and the decrease of the commission of administration and to the amount of the benefit of transitory retirement for invality (at the expense of a fund of mutual contributions created to this purpose) applicable to the remunerations earned from April 2007 partially compensated for an increase of the tax base to determine the above mentioned commissions, as consequence of the restructuring of AFJPs’s system. Funds under management grew to Ps.17.3 billion in the fiscal year 2007 from Ps.16.7 billion in the fiscal year 2006. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar AFJP transferred such rights to ANSES for an amount of approximately Ps.14.0 billion.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by Francés Valores, BBVA Banco Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Banco Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”.

Income from capital markets and securities activities increased 30.97% to Ps.13.9 million in the fiscal year ended December 31, 2008 from Ps.10.6 million in the fiscal year ended December 31, 2007, mainly due to the increase in activity in placement of bonds and securities of private sector enterprises, which in turned increased 6.4% from Ps.11.3 million in the fiscal year ended December 31, 2006.

Rental of safety deposit boxes increased 24.00% from Ps.14.0 million in the fiscal year ended December 31, 2006 to Ps.17.4 million in the fiscal year December 31, 2007, and further increased 34.22% to Ps.23.4 million in the fiscal year ended December 31, 2008. These increases were mainly due to the increase in the demand of this service and to increases in prices.

Fees related to guarantees decreased 27.10% from Ps.1.1 million in the fiscal year ended December 31, 2006 to Ps.0.8 million in the fiscal year ended December 31, 2007 and in turn increased 49.94% to Ps.1.2 million in the fiscal year ended December 31, 2008. The variations of this item reflects the major or minor activity related to this line of products.

Fees related to insurance agency increased 47.30% from Ps.44.7 million in the fiscal year ended December 31, 2006 to Ps.65.8 million in the fiscal year ended December 31, 2007 and in turn increased 43.95% to Ps.94.8 million in the fiscal year ended December 31, 2008. These increases were due to the increase in consumer economic activity.

Other service charge income increased 18.04% from Ps.113.9 million in the fiscal year ended December 2006 to Ps.134.5 million in the fiscal year ended December 31, 2007 and in turn increased 27.47% to Ps.171.4 million in fiscal year ended December 31, 2008, mainly due to an increase in fees for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees that we paid principally to other financial institutions and taxes on service charge income, increased 44.22% from Ps.110.2 million in the year ended December 31, 2006 to Ps.158.9 million in the year ended December 31, 2007 and in turn increased 51.41% to Ps.240.6 million in the fiscal year ended December 31, 2008 mainly as result of the increase in commissions paid by us and in service charge income.

Operating Expenses

Our operating expenses increased 25.73% to Ps.1,413.4 millon in the fiscal year ended December 31, 2008 from Ps.1,124.2 million in the fiscal year ended December 31, 2007 which in turn increased 21.22% from Ps.927.4 million in the fiscal year ended December 31, 2006.

Operating expenses increased in the fiscal year 2008 mainly because of increases in: (i) personnel expenses, (ii) other operating expenses, (iii) fees and external administrative service, (iv) credit card advertising and issuance expenses, (v) maintenance and repairs, (vi) taxes, (vii) rent, (viii) amortization of organization and development expenses, (ix) courier transportation, (x) depreciation of Bank premises and equipment, (xi) advertising and promotion, (xii) utilities and (xiii) business travel and development. Such increases were partially offset by a decrease in staff welfare.

Operating expenses increased in the fiscal year 2007 mainly because of increases in: (i) in personnel expenses, (ii) advertising and promotion, (iii) fees and external administrative service, (iv) credit card advertising and issuance expenses, (v) staff welfare, (vi) other operating expenses, (vii) maintenance and repairs, (viii) depreciation of Bank premises and equipment, (ix) taxes, (x) courier transportation, (xi) utilities, (xii) rent, and (xiii) business travel and development. Such increases were partially offset by a decrease in amortization of organization and development expenses.

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos)
Personnel expenses	707,198	545,408	452,919
Fees and external administrative services	59,268	37,145	17,492
Taxes	63,235	52,119	46,937
Utilities	28,995	24,977	21,216
Depreciation of Bank property and equipment	42,468	37,203	31,781
Credit card advertising and issuance expense	60,592	43,303	30,217
Courier transportation	21,942	15,579	10,631
Advertising and promotion (excluding credit card advertising)	65,396	60,600	38,918
Maintenance and repairs	53,718	38,553	30,712
Business travel and development	19,435	18,317	16,628
Staff welfare	37,836	43,075	32,094
Amortization of organization and development expenses	32,706	21,961	22,967
Rentals	57,832	47,064	44,879
Other	162,827	138,857	130,013
Total	1,413,448	1,124,161	927,404

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 29.66% to Ps.707.2 million in the fiscal year ended December 31, 2008 from Ps.545.4 million in the fiscal year ended December 31, 2007 which in turned increased 20.42% from Ps.452.9 million in the fiscal year ended December 31, 2006, principally as result of increases in salaries (which include payroll, termination payments and bonuses) and in the number of employees.

The number of our full-time employees increased from 3,679 in the fiscal year ended December 31, 2006 to 4,094 in the fiscal year ended December 31, 2007 and to 4,252 in the fiscal year ended December 31, 2008 (not including 752, 1,865 and 2,053 employees from non-banking subsidiaries, at December 31, 2008, 2007 and 2006). The increases in fiscal years 2008, 2007 and 2006 were mainly due to the recovery and increases of our business activity.

Other operating expenses increased 17.26% to Ps.162.8 million in the fiscal year ended December 31, 2008 from Ps.138.9 million in the fiscal year ended December 31, 2007 which in turn increased 6.8% from Ps.130.0 in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to the increases in costs and the increase in activity.

Fees and external administrative services increased 59.56% to Ps.59.3 million in the fiscal year ended December 31, 2008 from Ps.37.2 million in the fiscal year ended December 31, 2007 which in turn increased 112.35% from Ps.17.5 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008, 2007 and 2006 were mainly due to increases in the cost of services and in hiring external resources.

Credit card advertising and issuance expenses increased 39.93% to Ps.60.6 million in the fiscal year ended December 31, 2008 from Ps.43.3 million in the fiscal year ended December 31, 2007 which in turn increased 43.31% from Ps.30.2 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to the launching of the credit card products.

Maintenance and repairs expenses increased 39.34% to Ps.53.7 million in the fiscal year ended December 31, 2008 from Ps.38.6 million in the fiscal year ended December 31, 2007 which in turn increased 25.53% from Ps.30.7 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to the higher maintenance and repairs costs.

Taxes, other than income tax, increased 21.33% to Ps.63.2 million in the fiscal year ended December 31, 2008 from Ps.52.1 million in the fiscal year ended December 31, 2007 which in turn increased 11.04% from Ps.46.9 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008, 2007 and 2006 were mainly due to increase in activity.

Rent expenses increased 22.88% to Ps.57.8 million in the fiscal year ended December 31, 2008 from Ps.47.1 million in the fiscal year ended December 31, 2007 which in turn increased 4,87% from Ps.44.9 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to the higher rental costs. At December 31, 2008 our branch network consisted of 239 branches, of which 113 were located in properties we own and 126 were located in properties we lease.

Amortization of organization and development expenses increased 48.93% to Ps.32.7 million in the fiscal year ended December 31, 2008 from Ps.22.0 million in the fiscal year ended December 31, 2007 which in turn decreased 4.38% from Ps.23.0 million in the fiscal year ended December 31, 2006. The increase in fiscal year 2008 and the decrese in fiscal year 2007 were mainly due to a major and minor number s of additions, respectively.

Courier transportation increased 40.84% to Ps.21.9 million in the fiscal year ended December 31, 2008 from Ps.15.6 in the fiscal year ended December 31, 2007 which in turn increased 46.54% from Ps.10.6 in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to increases in the cost of the service.

Depreciation of property and equipment increased 14.15% to Ps.42.5 million in the fiscal year ended December 31, 2008 from Ps.37.2 million in the fiscal year ended December 31, 2007 which in turn increased 17,06% from Ps.31.8 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to increases in additions to the Bank’s properties and equipment.

Advertising and promotion fees increased 7.91% to Ps.65.4 million in the fiscal year ended December 31, 2008 from Ps.60.6 million in the fiscal year ended December 31, 2007 which in turn increased 55.71% from Ps.38.9 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to an increase of advertising expenses to credit products launched during those fiscal years.

Utility costs increased 16.09% to Ps.29.0 million in the fiscal year ended December 31, 2008 from Ps.25.0 million in the fiscal year ended December 31, 2007 which in turn increased 17.73% from Ps.21.2 million in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to the higher activity level.

Business travel and development increased 6.10% to Ps.19.4 million in the fiscal year ended December 31, 2008 from Ps.18.3 in the fiscal year ended December 31, 2007 which in turn increased 10.16% from Ps.16.6 in the fiscal year ended December 31, 2006. The increases in fiscal years 2008 and 2007 were mainly due to increases in the cost of the service.

Staff welfare expenses decreased 12.16% to Ps.37.8 million in the fiscal year ended December 31, 2008 from Ps.43.1 million in the fiscal year ended December 31, 2007 which in turn increased 34.22% from Ps.32.1 million in the fiscal year ended December 31, 2006. The variations in this items reflects increases or decreases in other personnel benefits.

Other Income

Other Income decreased 6.62% to Ps.773.5 million in the fiscal year ended December 31, 2008 from Ps.828.3 million in the fiscal year ended December 31, 2007 which in turn increased 163.42% from Ps.314.4 million in the fiscal year ended December 31, 2006. The decrease in fiscal year 2008 was mainly due to a 56.77% decrease in recoveries of charged off loans and reversal of allowances and a 33.60% decrease in interest on other assets and a 18.16% decrease in rentals. These decreases were partially offset by a 33.62% increase in other income and a 595.51% increase in long-term investments. The increase in fiscal year 2007 was mainly due to a 401.83% increase in recoveries of charged off loans and reversal of allowances, a 85.37% increase in other income, a 84.75% increase in interest on other assets, a 118.67% increase in rentals, and a 78.96% increase in punitive interest. These increases were partially offset by a 53.05% decrease in income from long-term investments, and a 8.31% decrease in income from disposal of assets.

Other Expenses

Other Expenses decreased 36.87% to Ps.1,000.5 million in the fiscal year ended December 31, 2008 from Ps.1,584.8 which in turn increased 38.05% from Ps.1,199.9 million in the fiscal year ended December 31, 2006.

The decrease in the fiscal year ended in December 31, 2008 was mainly due to a 38.22% decrease in other expenses (from Ps.1,090.0 million in the fiscal year ended December 31, 2007 to Ps.673.2 million in the fiscal year ended December 31, 2008), a 66.64% decrease in depreciation on differences paid on constitutional protection action (from Ps.323.3 million in the fiscal year ended December 31, 2007 to Ps.107.8 million in the fiscal year ended December 31, 2008) and a 85.65% decrease in depreciation of other assets (from Ps.4.0 million in fiscal year ended December 31, 2007 to Ps.0.6 million in fiscal year ended December 31, 2008) partially offset by a 26.63% increase in provisions for other receivables and other allowances (from Ps.157.6 million in fiscal year ended December 31, 2007 to Ps.199.6 million in fiscal year ended December 31, 2008) and a 84.04% increase in goodwill amortization (from Ps.6.6 million in the fiscal year ended December 31, 2007 to Ps.12.2 million in the fiscal year ended December 31, 2008).

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

Income Tax

Income Tax expenses was Ps.31.3 million in the fiscal year ended December 31, 2008, a 37.95% decrease from Ps.50.4 million in the fiscal year ended December 31, 2007 which in turn represents a 29.7% decrease from Ps.71.7 million in fiscal year ended December 31, 2006. The decrease in fiscal years 2008 and 2007 were mainly to the temporary differences originated in each fiscal year due to the deferred tax method of accounting.

The following table illustrates, for each of the last three fiscal years, our income before income tax, the income tax expense that would have been payable at the statutory rate, various adjustments, and our actual income tax expense.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	349,979	304,984	290,733
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	122,493	106,744	101,757
Deferred tax	48,319	(98,525)	(8,050)
Tax-exempt income	(27,359)	(26,875)	(27,763)
Allowances on deferred tax assets	48,318	98,525	8,050
Other	(223,040)	(154,205)	(145,674)
Income tax (gain) / loss	(31,270)	(74,336)	(71,680)
(Allowances)	—	—	—
Income tax (gain) / loss, net	(31,270)	(74,336)	(71,680)
Actual income tax	31,270	74,336	71,680
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

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

Minority interest in subsidiaries

Income on minority interest was Ps.2.8 million in the fiscal year ended December 31, 2008. In the fiscal year ended December 31, 2007 and 2006 the loss on minority interest was Ps.19.5 million and Ps.39.0 million, respectively. These changes were mainly due to the changes in net income of Consolidar Group (through which we hold a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A. and a 66.67% interest in Consolidar Seguros de Retiro S.A.) and the changes in net income of PSA Compañía Financiera S.A. (in which we hold a 50% interest).

Financial Condition

Total Assets

At December 31, 2008 we had total assets of Ps.25,825.5 million, which represented a 17.27% increase from the Ps.22,023.0 million as of December 31, 2007.

The increase was mainly due to the following: a 155.49% increase in Other receivables from financial transactions (from Ps.956.2 million at December 31, 2007 to Ps.2,442.9 million at December 31, 2008), mainly due to the constitution of operations of repurchase agreements; a 9.81% increase in Loans net of allowances (from Ps.11,390.1 million at December 31, 2007 to Ps.12,507.5 million at December 31, 2008) mainly due to the increase in loans to the private sector; a 33.88% increase in Cash and due from banks (from Ps.3,169.3 million at December 31, 2007 to Ps.4,243.1 million at December 31, 2007); a 17.19% increase in Items under financial lease (from Ps.323.5 million at December 31, 2007 to Ps.379.1 million at December 31, 2008); a 1.01% in Government and private securities (from Ps..5,181.3 million at December 31, 2007 to Ps.5,233.7 at December 31, 2008); a 10.52% increase in Bank premises and equipment (from Ps.400.0 million at December 2007 to Ps.441.7 million at December 31, 2008); a 9.54% increase in Other receivables (from Ps.358.0 million at December 31, 2007 to Ps.392.1 million at December 31, 2008); a 23.92% increase in Investments in Other companies (from Ps.78.0 million at December 31, 2007 to Ps.96.6 million at December 31, 2008) and a 219.56% increase in Subsidiaries’ other assets (from Ps.0.5 million at December 31, 2007 to Ps.1.4 million at December 31, 2008).

These increases were partially offset by: a 52.46% decrease in Intangible assets (from Ps.116.4 million at December 31, 2007 to Ps.55.3 million at December 31, 2008) mainly due to depreciation of constitutional protection actions and goodwill amortization during the fiscal year; a 28.66% decrease in Other assets (from Ps.39.0 million at December 31, 2007 to Ps.27.8 million at December 31, 2008) and a 62.44% decrease in suspense items (from Ps.11.3 million at December 31, 2007 to Ps.4.2 million at December 31, 2008).

 Total Liabilities and Stockholders’ Equity

At December 31, 2008 we had total liabilities and minority interests in subsidiaries of Ps.23,749.4 million, representing a 18.95% increase from the Ps.19,966.2 million at December 31, 2007.

The increase was mainly due to the following: a 13.79% increase in deposits (from Ps.15,009.8 million at December 31, 2007 to Ps.17,079.2 million at December 31, 2008) mainly due to increases in deposits with the public sector, saving and checking accounts partially offset by a decrease in time deposits; a 79.15% increase in Other liabilities from financial transactions (from Ps.1,750.0 million at December 31, 2007 to Ps.3,135.2 million at December 31, 2008) mainly due to the constitution of operations of repurchase agreements; a 12.27% increase in Other subsidiaries’ liabilities (from Ps.2,146.7 million at December 31, 2007 to Ps.2,410.1 million at December 31, 2008); a 926.94% increase in suspens items (from Ps.6.7 million at December 31, 2007 to Ps.68.5 million at December 31, 2008); a 14.42% in Other liabilities (from Ps.375.0 million at December 31, 2007 to Ps.429.1 million at December 31, 2008) and a 5.14% increase in Minority interest in subsidiaries (from Ps.236.0 million at December 31, 2007 to Ps.248.1 million at December 31, 2008), partially offset by a 14.19% decrease in allowances (from Ps.442.0 million at December 31, 2007 to Ps.379.2 million at December 31, 2008).

Stockholders´ Equity increased from Ps.2,056.8 million at December 31, 2007 to Ps.2,076.0 million at December 31, 2008. The 0.93% increase reflected Net income of the year (Ps.321.5 million) partially offset by the (Ps.164.0 million) dividend paid in May 2007 and the Unrealized valuation difference (Ps.138,3 million).

According to the Central Bank´s Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”. These were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and any increase due to the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2008, the amount recorded was 138,323 (loss).

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 48.42%, 46.37% and 44.67% at December 31, 2008, 2007 and 2006, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso and dollar denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2008 totaled Ps.17,079.2 million.

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

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007. As of the date of issuance of these Consolidated Financial Statements, the Entity has not issued Corporate Bonds related to this Program.

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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2008
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	3,248,698	—	—	—	—	3,248,698
Government securities	3,984,980	1,456,598	377,961	278	2,196	5,822,013
Corporate bonds	135,509	16	9,428	—	—	144,953
Loans (1)	8,613,198	1,726,930	2,118,960	201,297	43,695	12,704,080
Total	15,982,385	3,183,544	2,506,349	201,575	45,891	21,919,744
Interest-bearing liabilities
Deposits	12,752,362	478,162	1,870	—	—	13,232,394
Due to other banks	1,350,674	45,786	64,711	519	—	1,461,690
Total	14,103,036	523,948	66,581	519	—	14,694,084
Asset/liability gap	1,879,349	2,659,596	2,439,768	201,056	45,891	7,225,660
Cumulative sensitivity gap	1,879,349	4,538,945	6,978,713	7,179,769	7,225,660
Cumulative sensitivity gap as a percentage of total interest-earning assets	8.57%	20.71%	31.84%	32.75%	32.96%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2008
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,359,847	—	—	—	—	1,359,847
Government securities	3,936,925	1,263,817	28,196	278	—	5,229,216
Corporate bonds	65,664	—	—	—	—	65,664
Loans (1)	6,966,207	1,396,466	2,113,644	201,297	43,695	10,721,309
Total	12,328,643	2,660,283	2,141,840	201,575	43,695	17,376,036
Interest-bearing liabilities:
Deposits	9,543,025	250,426	1,627	—	—	9,795,078
Due to other banks	493,490	45,625	64,711	519	—	604,345
Total	10,036,515	296,051	66,338	519	—	10,399,423
Asset/liability gap	2,292,128	2,364,232	2,075,502	201,056	43,695	6,976,613
Cumulative sensitivity gap	2,292,128	4,656,360	6,731,862	6,932,918	6,976,613
Cumulative sensitivity gap as a percentage of total interest-earning assets	13.19%	26.80%	38.74%	39.90%	40.15%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2008
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,888,851	—	—	—	—	1,888,851
Government securities	48,055	192,781	349,765	—	2,196	592,797
Corporate bonds	69,845	16	9,428	—	—	79,289
Loans (1)	1,646,991	330,464	5,316	—	—	1,982,771
Total	3,653,742	523,261	364,509	—	2,196	4,543,708
Interest-bearing liabilities:
Deposits	3,209,338	227,735	243	—	—	3,437,316
Due to other banks	857,184	161	—	—	—	857,345
Total	4,066,522	227,896	243	—	—	4,294,661
Asset/liability gap	(412,780)	295,365	364,266	—	2,196	249,047
Cumulative sensitivity gap	(412,780)	(117,415)	246,851	246,851	249,047
Cumulative sensitivity gap as a percentage of total interest-earning assets	(9.08)%	(2.58)%	5.43%	5.43%	5.48%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2008, our total foreign exchange-denominated asset position was Ps.5,326.6 million and our total foreign exchange-denominated liability position was Ps.4,775.4 million, resulting in a net asset currency position of Ps.551.2 million, which is 26.55% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2008, see “Information on the Company—Recent Political and Economic Developments in Argentina” and Note 19.12 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2008 we had a consolidated excess capital of Ps.852.0 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,277.4 million under the Argentine risk-based capital guidelines (which are based on the Basel Committee). As of December 31, 2007 our excess capital amounted to Ps.949.5 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions to Ps.2,233.0 million. As of December 31, 2006, our excess capital amounted to Ps.1,085.1 million, with a “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, of Ps.2,089.7 million.

As of December 31, 2008, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2008, 2007and 2006, our stockholders’ equity was Ps.2,076.0, Ps.2,056.8 million and Ps.1,954.6 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 8.64%, 9.82% and 10.79%, respectively. See “Information on the Company—Select Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements also on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to BBVA Banco Francés in the form of cash, loans, advances - subject to the regulations of each industry- or by other means. However, there can be no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity.

As of December 31, 2008, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2008 (4)		2007 (4)		2006 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	892,463		760,014		540,415
Allocated to Bank premises and equipment, intangible assets and equity investment assets	86,167		94,852		116,944
Interest rate risk	158,065		174,544		98,833
Incremental minimum capital requirements originated in excesses in other regulations	—		—		—
Public sector and securities in investment account	236,321		145,882		99,227
A- Minimal exigency by adds up risks	1,373,016		1,175,292		855,419

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	836,005		1,068,636		931,187

Maximum between A and B	1,373,016		1,175,292		931,187
Market risk	52,360		108,280		73,367
Required minimum capital under Central Bank rules	1,425,376		1,283,572		1,004,554

Basic net worth	1,946,516		1,864,585		1,774,548
Complementary net worth	180,655		235,272		190,866
Deductions	(97,956)		(102,835)		(92,186)
Minority interest	248,139		236,018		216,480
Total capital under Central Bank rules	2,277,354		2,233,040		2,089,708

Excess capital	851,978		949,468		1,085,154

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	8.64%		9.82%		10.79%
Total liabilities as a multiple of total stockholders’ equity	11.44	x	9.71	x	8.64	x
Cash and due from banks as a percentage of total deposits	24.84%		21.12%		20.46%
Liquid assets as a percentage of total deposits (1)(3)	55.49%		55.63%		55.42%
Loans as a percentage of total assets	48.43%		51.72%		50.62%

(1)	See “Information on the Company—The Argentine Banking System and its Regulatory Framework —Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholder’s equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2008, 2007 and 2006, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.41,800, Ps.53,432 and Ps.46,559 as at December 31, 2008, 2007 and 2006 respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by Period (in thousands of Pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1,541,289	1,439,508	89,096	12,166	519
Operating leases	137,845	25,465	41,603	31,842	38,935
Total	1,679,134	1,464,973	130,699	44,008	39,454

Commercial commitments
Lines of credit	74,294	74,294	—	—	—
Foreign trade acceptances	253,867	253,867	—	—	—
Guarantees	317,343	150,355	10,469	288	156,231
Standby repurchase obligations	1,593,864	1,593,864	—	—	—
Total	2,239,368	2,072,380	10,469	288	156,231

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2008 are explained in Note 19.18. to the Consolidated Financial Statements.

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

Financial Trusts

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See Note 9 to the Consolidated Financial Statements.

Non Financial Trusts

In addition, we act as trustee in 44 non financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.719.0 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 9 to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 20. to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2008, 2007 and 2006 are described below.

Under U.S. SFAS No. 109, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1. to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. This effect would have caused our net income to decrease by Ps.406.7 million, Ps.166.5 million and Ps.34.5 million as of December 31, 2008, 2007 and 2006, respectively. In addition, stockholders’ equity would have increased by Ps.311.8, Ps.374.2 million and Ps.489.7 million as of December 31, 2008, 2007 and 2006, respectively.

Under Argentine Banking GAAP, loan origination and issuance credit card’s fees are recognized when collected. Under U.S. SFAS No. 91, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying SFAS No. 91 would have been to decrease our net income by Ps.38.3 million, Ps.9.8 million and Ps.15.6 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. Since the effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans, application of SFAS No. 91 to our financial statements would have reduced Stockholders’ Equity by Ps.86.8, Ps.48.5 million and Ps.38.6 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. SFAS No. 2, these expenses are to be charged-off to income when incurred. If U.S. GAAP had been applied, our assets would have increased by Ps.0.4 million at December 31, 2008 and would have decreased by Ps.6.8 million and Ps.11.4 million for the fiscal years ended December 31, 2007 and 2006, respectively. Our net income would have increased by Ps.6.8 million, Ps.4.5 million and Ps.5.5 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

Under Argentine Banking GAAP, Government securities that we decided to classify as investment accounts (including those used for forward purchases under repurchase agreements) were carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings. Had U.S. GAAP been applied, our assets would have decreased by Ps.216.2 million, Ps.31.5 million and Ps.76.3 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. Our net income would have increased by Ps.660.8 million, Ps.147.6 million and Ps.61.2 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology should be used to value securities for accounting purposes. Had U.S. GAAP been applied, our assets would be decreased by Ps.1.0 million for the fiscal year ended December 31, 2006. On the other hand, the income for the fiscal year ended December 31, 2007 would have increased by Ps.1.0 million and would have decreased by Ps.5.5 million for the fiscal year ended December 31, 2006.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.92.8 million, Ps.107.2 million and Ps.70.2 million at December 31, 2008, 2007 and 2006, respectively. On the other hand, the income for the year ended December 31, 2008 would be decreased by Ps.14.4 million and would be increased by Ps.37.0 million and Ps.20.7 million for the fiscal year ended December 31, 2007 and 2006, respectively.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, a non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets by Ps.217.5 million, Ps.342.4 million and Ps.559.2 million at December 31, 2008, 2007 and 2006, respectively. On the other hand, income would be increased by Ps.124.9 million, Ps.216.8 million and Ps.350.3 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

As a result of Public Emergency and Exchange System Reform Law and the public debt default, an impairment affects the credit facilities given to non-financial provincial governmental sector and other government agencies. Therefore according to U.S. GAAP, a loss must be recorded for the difference between their accounting value and the expected value of their future cash flows. The effects of adjustments required to state these amounts in accordance with U.S. GAAP would increase income for the year ended December 31, 2006 by Ps.149.0 million.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.19.9 million, Ps.78.2 million and Ps.363.9 million at December 31, 2008, 2007 and 2006, respectively. On the other hand, net income would have increased by Ps.58.3 million, Ps.285.7 million and Ps.222.6 million at December 31, 2008, 2007 and 2006, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments, that are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would be decreased by Ps.39.2 million, Ps.27.8 million and Ps.21.8 million at December 31, 2008, 2007 and 200</ fon t>6, respectively. On the other hand, the income for the years ended December 31, 2008, 2007 and 2006 would be decreased by Ps.11.4 million, Ps.6.0 million and 0;Ps.3.1 million, respectively.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.23.2 million, Ps.60.0 million and Ps.48.4 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. Net income would have increased by Ps.36.8 million at December 31, 2008 and would have decreased by Ps.11.6 million and Ps.3.6 million for the fiscal years ended December 31, 2007 and 2006, respectively.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.1,299.5 million and Ps.1,191.4 million at December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP, the Bank recognizes for forward and unsettled spot transactions as a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be decreased by approximately Ps.9.6 million and Ps.83.5 million at December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.253.9 million and Ps.196.5 million at December 31, 2008 and 2007, respectively.

At December 31, 2007, the subsidiary Consolidar AFJP, manages a retirement and pension plan for an amount of Ps.17.3 billion. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar AFJP S.A. transferred such rights to ANSES for an amount of approximately 14.0 billion. Consolidar AFJP S.A. maintained provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators. Income for the fiscal year ended December 31, 2007 would be increased by Ps.230.2 million and for the fiscal year ended December 31, 2006 would have decreased by Ps.21.2 million.

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with de accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.e) and 6). Had U.S. GAAP been applied, liabilities would be decreased by Ps.176.8 million, Ps.16.9 million and Ps.30.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. On the other hand, income for the year ended December 31, 2008 and 2006 would be increased by Ps.159.9 million and Ps.20.0 million, respectively and would be decreased by Ps.13.3 million for the fiscal year ended December 31, 2007.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would be to increase assets by Ps.254.9 million for fiscal years ended December 31, 2008, 2007 and 2006.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BF. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would be increased by Ps.54.7 million, Ps.42.5 million and Ps.35.9 million at December 31, 2008, 2007 and 2006, respectively. Additionally, the income would be increased by Ps.12.2 million, Ps.6.6 million and Ps.6.6 million for the fiscal years ended December 31, 2008, 2007 and 2006.

SFAS No. 142 requires, effective January 1, 2002, that goodwill no longer be amortized, but is subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied, our assets would be decreased by Ps.309.6 million for the fiscal years ended December 31, 2008, 2007 and 2006.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, our assets and liabilities would have increased by Ps.5.5 million and Ps.4.3 million, respectively, at December 31, 2008. On the other hand, income for the fiscal year ended December 31, 2008 would had increased by Ps.4.6 million.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18). Had U.S. GAAP been applied income for the fiscal year ended December 31, 2007 would have decreased by Ps.44.8 million and would have increased by Ps.44.8 million for the fiscal year ended December 31, 2006.

Calculated in accordance with U.S. GAAP, our net income for the fiscal years ended December 31, 2008, 2007 and 2006 would have been Ps.915.1 million, Ps.909.1 million and Ps.977.5 million, respectively. Under Argentine Banking GAAP, our net income was Ps.321.5 million, Ps.235.0 million and Ps.180.0 million, for the same respective periods.

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

As of June 1, 2005, with the completion of the sovereign debt restructuring, Standard & Poor’s upgraded the new sovereign debt to “B-” and currently maintains a rating of “B+”, with stable outlook. As of September 2007, Standard & Poor’s confirmed its rating for the Argentine sovereign debt. Accordingly, Standard & Poor’s rated “AA” BBVA Banco Francés’ local counterparty credit risk rating and “AA” its senior debt rating.

As of August 11, 2008, Standard & Poor's lowered its foreign and local currency long-term credit ratings on the Republic of Argentina to “B” from “B+”, with stable outlook. The sovereign's weaker financial profile-combined with a deteriorating political environment-makes Argentina's creditworthiness more consistent with a “B” rating. In addition, Standard & Poor's lowered its national scale rating on Argentina to “AA-” from “AA”. Accordingly, it rated “AA-” BBVA Banco Francés’ local counterparty credit risk rating and its senior debt rating, with stable outlook.

As of October 31, 2008, Standard & Poor's lowered its foreign and local currency long-term credit ratings on the Republic of Argentina to “B-” from “B”, with stable outlook. The downgrade reflects its heightened concerns about the deteriorating economic and political environment in Argentina and the resulting increased fiscal stress. The weaker global economy will hurt the prices of agricultural commodities, the export of which greatly supports the sovereign's fiscal and external accounts. In addition, Standard & Poor's lowered its national scale rating on Argentina to “A+” from “AA”. Accordingly, it rated “A+” BBVA Banco Francés’ local counterparty credit risk rating and its senior debt rating, with stable outlook.

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

Trend Information

Among the highlights was the slowdown in the stock of loans to the private sector which grew only by 22.9%, vis-à-vis a 40.9% growth noticed in 2007. The loans segments most affected were overdrafts and documents discounts, while credit lines for individuals (Personal Loans and Credit Cards) were partially compensated by rates above 30%. Private sector deposits grew by 8.5% in 2008, reflecting a less liquid context. Total deposits on the other hand grew by 14.2% due to a better performance of public sector deposits. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Information on the Company-Business Overview”.

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

The Regular and Special Shareholders Meeting held on April 26, 2007 (i) re-elected two regular directors, Messrs. Marcelo Canestri and Javier D’Ornellas, for a period of three years; and (ii) elected José Manuel Tamayo Pérez as new director to replace José Carlos Plá Royo, also for a period of three years. The Regular and Special Shareholders Meeting held on March 28, 2008, elected Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as new directors for a period of three years. The Regular and Special Shareholders Meeting held on March 27, 2009 (i) re-elected two regular directors, Messrs. Jorge Carlos Bledel and Oscar Miguel Castro, for a period of three years; (ii) re-elected two alternate directors, Messrs. Martín Ezequiel Zarich and Carlos Horacio Peguet, for a period of three years. After the relevant appointments to executives officers, the Board was constituted as follows: Mr. Jorge Carlos Bledel as President, Mr. José Manuel Tamayo Pérez, as Vice Chairman and Messrs. Marcelo Gustavo Canestri, Javier D’Ornellas, Oscar Miguel Castro, Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as Regular Directors.

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

Mr. Tamayo Pérez was elected Director in April 2007.

Marcelo Gustavo Canestri (***)	December 2009	Director	04/23/1953
Present principal occupations:
Director, Francés Valores; Director, Inversora Otar.

Business experience: Corporate Assistant Manager, BBVA Banco Francés; Wholesale Banking Assistant Manager, BBVA Banco Francés; Asset Management Director, BBVA Banco Francés and Financial Director, BBVA Banco Francés; Director, Consolidar Seguros de Retiro; Director, Consolidar AFJP; Director, Consolidar ART; Director, Consolidar Seguros de Vida; Director, BBVA Seguros.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Javier José D’Ornellas (****)	December 2009	Director	06/07/1940
Present principal occupations
Director, Asociación Argentina Cultural Inglesa (AACI); Chairman, Rentar S.A.

Business experience: Director, Inversiones Robert S.A.;
Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Chairman, Vidrios Lirquén S.A.; Chairman, Santa Lucía Cristal SACIF; Director, Concord S.A. Colombia and Director, Santa Lucia Cristais Brasil.

Mr. D’Ornellas was elected Director in 1998.

Name	Current Term Ends	Position as of December 31, 2004	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience

Oscar Miguel Castro (****)	December 2008	Director	12/04/1945
Present principal occupations:
(Alternate) Statutory auditor, Transportadora Gas del Sur.

Business experience: Statutory auditor, Orígenes AFJP, Orígenes Retiro, Internacional Vida, Santander Sociedad de Bolsa, Banco Supervielle, Banco Rio, Banco Société Générale S.A., Axa Inversora, BBVA Banco Francés. Alternate statutory auditor: Banco Comafi, BNP Asset Management. Executive Committee of Financial Services member: Arthur Andersen Worldwide. Partner in charge of Financial Services Division: Arthur Andersen Latin America and Argentina. International Partner: Arthur Andersen.

Mr. Castro was elected Director in 2003.

Jesús Gonzalvo Lozano (**)	December 2010	Director	04/19/1952	Present principal occupations: Director, BBVA Banco Francés S.A. Business experience: Regional Director, Cataluña, Banco Bilbao Vizcaya Argentaria S.A.; Risks Director, Banco Exterior.
Luis Bernardo Juango Fitero (**)	December 2010	Director	08/24/1949	Present principal occupations: Director, BBVA Banco Francés S.A. Business experience: President, Banco Bilbao Vizcaya Argentaria S.A. Colombia; Regional Director, BBVA S.A.

(*)
According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Jorge Carlos Bledel does not qualify as independent director, as he is an employee of the Bank.

(**)
Mr. José Manuel Tamayo Pérez, Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero do not qualify as independent directors according to the independence criteria set forth by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, as they are former employees of BBVA S.A.

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

The Regular and Special Shareholders Meeting dated March 27, 2009 re-elected Messrs. Jorge Carlos Bledel and Oscar Miguel Castro as regular directors and Messrs. Martín Ezequiel Zarich (Background: Alternate Director, Consolidar ART; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar ART; Alternate Director, BBVA Seguros; Director, Inversora Otar S.A.; Director, Francés Valores Soc. de Bolsa S.A., Director, Aplica Soluciones Argentina S.A.; Banking Development Director for the Americas of BBVA; Retail Banking Director; Financial Director; Mergers Director of BBVA Banco Francés; Planning Director of Banco de Crédito; Manager, Management Control, Banco de Crédito; Economist, Banco de Crédito; he joined Banco de Crédito in 1987); and Carlos Horacio Peguet (Background: Chairman and General Manager of Consolidar AFJP; Chairman of Consolidar ART; Chairman of Consolidar Salud; Chairman of Consolidar Seguros de Retiro; Chairman of Consolidar Seguros de Vida; Chairman of Consolidar Seguros; President of Clínica and Maternidad Santa Isabel S.A.; President of Clínica Bazterrica S.A.; Vice president of Assurex S.A.; Chairman, Consolidar Comercializadora S.A.; he joined Consolidar Group in 1994) as alternate directors for a period of three years; none of the alternate directors qualifies as an independent director as per General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting held on March 28, 2008 elected Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as new directors for a period of three years. As of the date of this annual report, the Central Bank had not issued the relevant authorization for the appointment of directors Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero.

The Regular and Special Shareholders Meeting held on March 27, 2009 re-elected Jorge Carlos Bledel and Oscar Miguel Castro as regular directors, and Martín Ezequiel Zarich as alternate director, all of them for a period of three years.

Executive Officers

The table below shows the names of the members of the management committee who are our chief executives, their present position and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Carlos Bledel	2001	Executive Chairman	04/19/1954
Director, Rombo Compañía Financiera; Vice Chairman, Francés Valores; Chairman, Inversora Otar S.A.; Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro; Chairman, BBVA Seguros and Chairman Consolidar Salud.

Mr. Bledel joined BBVA Banco Francés in 1986.

José Carlos López Álvarez	2007	Director, Presidency Areas	03/15/1959
Assistant Executive Director, Regulations Compliance, Coordination, Legal Services, Accounting and Auditing, Economic Studies Services, Risks, General Subdirector and Financial Director of Banco del Comercio (Spain) and Vice Chairman, Risk Management Director and Financial Director of BBVA Brasil.

Mr. López Alvarez joined the Bank in 2003.

Oscar Hugo Fantacone	2002	Director, Network Distribution	03/27/1951
Director, Credilogros; Director, Rombo Compañía Financiera; Regular Director, Banelco S.A.; Regular Director Visa Argentina S.A.

Mr. Fantacone joined BBVA Banco Francés in 1982 as Special Credits Manager. He also acted as Services-to-client Manager and was promoted as Regional Director in 1997.

Martín Ezequiel Zarich	2007	Financial Director	09/04/1964
Alternate Director, Consolidar ART; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar ART; Alternate Director BBVA Seguros; Director, Inversora Otar; Director, Francés Valores; Director, Aplica Soluciones Argentina S.A; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Banco Francés; Financial Director, BBVA Banco Francés; Retail Banking Director, BBVA Banco Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, BBVA Banco Francés. Mr. Milstein joined the Bank in 1995.
Carlos E. Montoto	1998	Director, Human Resources	08/10/1957	Director, Atuel Fideicomisos S.A.; President, Promoción y Servicios Financieros S.A. Mr. Montoto joined BBVA Banco Francés in 1975.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Gustavo Allen	2007	Director, Massive Distribution	12/07/1956
Goods and Services Manager, Banco Francés del Río de la Plata; Logistics Director, BBVA Banco Francés; President, BBVA Seguros; Territorial Director, BBVA Banco Francés.

Mr. Allen joined Banco Francés del Río de la Plata in 1994.

Néstor Esteban Gessaga	2007	Director, Corporate Banking and Investment Banking	06/16/1955
Business Officer, Banco del Interior y Buenos Aires; Leader of the Commercial Team, Banco Supervielle Societe Generale; Corporate Banking Officer, Banco Francés del Río de la Plata; Team Leader Corporate Banking, Banco Francés del Río de la Plata; General Manager, BBVA Banco Francés Uruguay; Corporate Banking Manager, BBVA Banco Francés.

Mr. Gessaga joined Banco Francés del Río de la Plata in 1986.

Enrique César Bartolomé	2007	Director, Innovation and Development	23/01/1965
Human Resources Analyst, Banco de Crédito Argentino; Team Leader Management Control, Budget and Audit, Banco de Crédito Argentino; Manager, Management and Budget Control, BBVA Banco Francés; Director, Transformation and Development BBVA Banco Francés.

Mr. Bartolomé joined Banco de Crédito Argentino in 1989.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment, except as mentioned in “Directors, Senior Management and Employees-Compensation of Directors and Officers”.

Supervisory Committee

The following table indicates the composition of the Supervisory Committee of BBVA Banco Francés until December 31, 2008:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2008
	Marcelino Agustín Cornejo	December 31, 2008
	Alejandro Mosquera	December 31, 2008

Alternate	Juan Manuel Minghini	December 31, 2008
	Julieta Paula Pariso	December 31, 2008
	Carolina Verónica Bouzas	December 31, 2008

As of December 31, 2008, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences, and (b) they are members of Biscardi & Asociados.

The General Ordinary and Special Shareholders Meeting of BBVA Banco Francés held on March 27, 2009, appointed the following members of the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2009
	Marcelino Agustín Cornejo	December 31, 2009
	Alejandro Mosquera	December 31, 2009

Alternate	Alejandro Carlos Ortiz	December 31, 2009
	Julieta Paula Pariso	December 31, 2009
	Carolina Verónica Bouzas	December 31, 2009

Background information

Mario Rafael Biscardi: Lawyer, partner of Biscardi & Asociados lawfirm, member of the Supervisory Committee of GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., Met AFJP S.A., Socotherm Americas S.A., Inta Industria Textil Argentina S.A and Duke Energy Cerros Colorados S.A., among others.

Alejandro Mosquera: Lawyer, partner of Biscardi & Asociados lawfirm, member of the Supervisory Committee of GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Met AFJP SA, Socotherm Americas SA, Santista Textil Argentina S.A., Inta Industria Textil Argentina S.A. and Duke Energy Cerros Colorados S.A., among others.

Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados lawfirm, member of the Supervisory Committee of Socotherm Americas S.A., General American Cía. de Seguros de Vida S.A., Consolidar AFJP S.A., Consolidar Compañía de Seguros de Retiro S.A., MET AFJP S.A., Metlife Seguros de Vida S.A., Renault Argentina S.A., Santista Textil Argentina S.A. and Centro Automotores S.A.

Alejandro Carlos Ortiz: Lawyer, member of Biscardi & Asociados lawfirm, alternate member of the Supervisory Committee of Socotherm Americas S.A., Santista Textil S.A., Centro Automotores S.A., Plan Rombo S.A. de Ahorro Para Fines Determinados and V.T.V. Norte S.A.

Carolina Verónica Bouzas: Lawyer, member of Biscardi & Asociados lawfirm, alternate member of the Supervisory Committee of General American Cía. de Seguros de Vida S.A., Consolidar AFJP S.A., Consolidar Compañía de Seguros de Retiro S.A., MET AFJP S.A., Metlife Seguros de Vida S.A., V.T.V. Norte S.A. and Centro Automotores S.A.

Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados lawfirm, alternate member of the Supervisory Committee of CNA ART S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., GMAC Cia. Financiera S.A., Duke Energy Cerros Colorados S.A., MET AFJP S.A., Socotherm Americas S.A. and Consolidar AFJP S.A.

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

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001) the auditor of the financial statements for (i) the fiscal years ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238, (ii) the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; and (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192, (iv) the auditor of the financial statements for fiscal year closing on December 31, 2008 is Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) and is registered with the Professional Council of

Economic Sciences of the City of Buenos Aires, Volume 160, Page 164 and (v) the auditor of the financial statements for the fiscal year closing on December 31, 2009 is Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164.

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

As of this date, the Audit Committee (I) is comprised of:

a)	Marcelo Gustavo Canestri

b)	José Manuel Tamayo Pérez

c)	Oscar Miguel Castro

d)	Eduardo Zerega

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

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

BBVA Banco Francés has an Audit Committee (II) created by resolution of the Board dated May 21, 2004. The Regular and Special Shareholders Meeting dated April 26, 2007, appointed José Manuel Tamayo Pérez to replace José Carlos Plá Royo in compliance with Section 303A.07(b) NYSE, according to which as from July 1, 2005 all members of the Audit Committee must be “independent”.

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

The aggregate amount of compensation paid by BBVA Banco Francés and its subsidiaries during the fiscal year ended December 31, 2008, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.27.5 million. This amount also includes compensation accrued during 2007 and paid in 2008. Compensation in the amount of Ps.22.8 million accrued during 2008 and was fully paid in 2009 before the date of this annual report. During the fiscal year ended December 31, 2008, BBVA Banco Francés was required to set aside Ps.1.0 million to provide defined contribution pension plans (see Note 19.15 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Technical Operations, (iv) Disclosure, (v) Internal Control Evaluation, among others.

▪	Management Committee

As at December 31, 2008 the Management Committee is formed by: (i) Jorge Carlos Bledel, (ii) Martín Ezequiel Zarich, (iii) Carlos Eduardo Montoto, (iv) Oscar Hugo Fantacone, (v) Gabriel Milstein, (vi) Néstor Gessaga, (vii) José Carlos López Álvarez, (viii) Enrique Bartolomé and (ix) Jorge Allen.

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

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and is constituted by: (i) Gabriel Milstein, (ii) Rubén Efron, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme, (v) Guillermo de la Plaza and (vi) Gustavo Siciliano.

▪	Technical Operations Committee

The Technical Operations Committee (“CTO”) consists of the following members: (i) Executive Director; (ii) Risks Director, (iii) Chief Coordination and Risks Control Officer; (iii) Chief Retail Risks Officer (II); (iv) Chief Corporate Risks Officer (II); (v) Chief Judicial Recovery and Bankrupt Officer (II) only for topics of the corresponding area (vi) Chief Admission Officer (III), (vii) Chief Recovery Officer (III) and (viii) Risks Technical Secretariat.

The obligations of the Risks Committee are as follows:

(1)
To resolve on proposals which exceed the powers delegated to the Credit Risk Committee (CRC) or the Central Tracking Committee (CTC), and submit recommendations in cases where the final decision must be made by the Bank’s executive levels.

(2)
To approve qualifications for regularly adjusted amounts and special risks amounts that have been delegated as such (risks linked to Communications Media, Political Parties, Trade Unions, or related to BBVA Banco Francés or its officers). If it is a qualification proposal exceeding the above-mentioned amounts, it must be first approved by the CTO and then the “Companies and Wholesale Risks” or the “Retail Risks” sector, as may be applicable, must send all background information to the Central Credit Risks Unit for it to be confirmed according to the regulations in force for such circumstances. The Companies and “Wholesale Risks” or the “Retail Risks” area, as may be applicable, will conduct the relevant procedures before the Central Credit Risks Unit (CCRU) until a decision is made.

(3)	To decide on rebates and penalties according to the regulations in force and delegated amounts.

▪	Assets and Liabilities Committee

The Assets and Liabilities Committee is formed by : (i) the Director of the Presidency Areas, José Carlos López Álvarez,; (ii) the Corporate Banking and Investment Banking Director, Néstor Gessaga; (iii) the Risks Director, José Carlos López Alvarez; (iv) the Chief Financial Director, Martín Zarich (v) the Financial Management Director, Carlos Marí, (vi) the Retail Banking Director, Oscar Hugo Fantacone; and (vii) the Financial Control Manager, Enrique Savanti.

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

The Disclosure Committee consists of: (i) the Director of the Presidency Areas, José Carlos López Álvarez, (ii) the Director of the Financial Area (President), Martín Ezequiel Zarich (iii) the Legal Services Director, Evelina Leoní Sarrailh, (iv) the Audit Director, Eduardo Zerega, (v) the Accounting Manager, Mónica Etcheverry (vi) the Financial Control Manager, Enrique Savanti; (vii) Independent Director, Oscar Miguel Castro; and (viii) the Secretary for Relations with Investors, Daniel Sandigliano.

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

During most of the fiscal year 2008, the Asset Laundering and Terrorism Financing Prevention Committee was formed by: the Chief Director (member), a Director (member), the Officer in charge of operating functions – Manager of Regulations Compliance and Internal Control Department (Coordinator), the Head of Financial Brokerage – Director of Presidency Areas (Vice coordinator), the Head of Money Laundering at the Regulations Compliance and Internal Control Department (Vice coordinator), the Head of Money Laundering at the Regulations Compliance and Internal Control Management of Related Companies (Vice coordinator), the Director of Corporate Banking and Investment Banking (member), the Director of Legal Services Department (member), the Director of Auditing Department (member), the Representative of Legal Services Department (secretary), the Director of Media Department (member), the Director of Human Resources Department (member), the Director of Network Distribution (member), the Director of Massive Distribution (member), the Head of Financial and Accounting Department of Grupo Consolidar (member), the President of Francés Valores Sociedad de Bolsa S.A. (member), and the President of Francés Administradora de Inversiones S.A. (member).

As of October 2008, the Asset Laundering and Terrorism Financing Prevention Committee is formed as follows: the Chief Director (member), a Director (member), the Manager of the Regulations Compliance Department (Coordinator), the Presidency Departments Director (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management for Related Companies (Vice coordinator), the Corporate Banking and Investment Director (member), the Director of Legal Services Department (member), the Auditing Director (member), the Human Resources Director (member), the Network Distribution Director (member), the Markets Director – Head Officer in financial brokerage (member), the Innovation and Development Director (member), the Chief Control Management of Grupo Consolidar (member), the President of Francés Valores Sociedad de Bolsa (member), the President of Francés Administradora de Inversiones (member).

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

Participants

The Internal Control Evaluation Committee is conformed by: the Regulatory Compliance and Internal Control Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary), the Director of the Presidency Areas, the Risk Management Director, the Human Resources Director, the Media Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

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

Regular meetings

Once per year, or at the request of the Committee’s coordinator or vice-coordinator, or when the person responsible for their coordination deems it appropriate due to the existence of some relevant issue.

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Com. “A” 4246 BCRA)
Main Officer Responsible: Mr. Manuel Mansilla
Alternate Officer Responsible: Mr. Gustavo Viturro

-	Responsible for Foreign Exchange Control (Com. “A” 4246 BCRA)
Main Officer Responsible: Mr. Alejandro Chiaradia
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
Mr. Christian Mozetic

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

On the other hand, the CNV has recently passed GR 516/07 providing for the minimum contents of a Corporate Governance Code (“Código de Gobierno Societario”, hereinafter the “CGS”) that it recommends to be adopted, but on a discretional basis, by corporations which publicly offer shares representing their capital stock in Argentina. This CNV resolution has become effective for fiscal years commencing on or after January 1, 2008.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I y II). Since October 29, 1998, BBVA Banco Francés has two independent directors among the seven members of its current Board of Directors.

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

Nominations Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominations/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor BBVA Banco Francés’ by-laws require the formation of a “nominations/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensations Committee

Under NYSE Section 303A.05(a), listed companies had to have a “Compensations Committee” comprised entirely of independent directors. Under NYSE Section 303A.05(b), the “Compensations Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). BBVA Banco Francés has a Nominations and Compensations Committee, although neither Argentine law nor BBVA Banco Francés’ by-laws require the formation of a “compensations committee”.

The CGS sets forth the creation of a Nominations and Compensations Committee, composed of three non-executive directors, most of them independent, whose duties, among others, are to fix the rules and procedures for the selection of key executives and senior staff, to determine the level of remuneration for directors and key executives, to fix policies and practices regarding remunerations and benefits and to approve any relevant changes.

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

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the Audit Committee, the Nominations Committee and the Compensation Committee.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Banco Francés’ Board approved in December 18, 2003 a “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Banco Francés’s website. See “Code of Ethics”. BBVA Banco Francés believes that its Code of Conduct complies with the NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by BBVA Banco Francés’ by-laws.

Notification of Non-fulfillment

Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfilment of any applicable provision under NYSE Section 303A.

No such provision regarding notification of non-fulfilment of NYSE Section 303A is contained in Argentine law or BBVA Banco Francés’ by-laws, but BBVA Banco Francés’s CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2008, 2007 and 2006:

	As of December 31,
	2008 (1)	2007 (1)	2006 (1)
Main office	1,544	1,600	1,376
Branches	2,708	2,494	2,303
Total	4,252	4,094	3,679

(1)	Excludes 752, 1,865 and 2,053 employees from non-banking subsidiaries as of December 31, 2008, 2007 and 2006, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2008, 492 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of February 27, 2009, Jorge Carlos Bledel (Exectuve Chairman), Marcelo Gustavo Canestri (Director), Oscar Hugo Fantacone (Network Distribution Director), Gabriel Milstein (Media Director), Carlos Eduardo Montoto (Human Resources Director), Jorge Gustavo Allen (Massive Distribution Director), Néstor Esteban Gessaga (Corporate Banking and Investment Banking Director) and Enrique César Bartolomé (Innovation and Development Director) owned shares in BBVA Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of BBVA Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2008, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2008
Beneficial Owner	Number	Percent of class
Banco Bilbao Vizcaya Argentaria (1)	215,195,798	45.65%
Bilbao Vizcaya America BV (2)	98,596,099	20.92%
Inversora Otar S.A. (3)	44,301,125	9.40%
The Bank of New York (4)	32,732,357	6.94%
ANSES	30,369,027	6.44%

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.
(4)	As holder agent of ADR.

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

As of December 31, 2008, according to our records and the records of the Depositary, 24 holders of ordinary shares and 29 registered holders of ADSs have an address in the United States, representing, in the aggregate, 7.10% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2008 and 2007. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

	Fiscal Year ended December 31, 2008					Fiscal Year ended December 31, 2007
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and under common control Entities
BBVA and subsidiaries	114,164	—	114,164	—	Guarantees given, other loans, correspondents	129,829	—	65,382	—	Guarantees given, other loans, correspondents
Francés Valores Sociedad de Bolsa S.A.	38,273	—	9,966	—	Other loans and equity investment	18,217	—	14,079	—	Other loans and equity investment
Francés Administradora de Inversión	1,560	—	1,529	—	Other loans and equity investment	1,474	87.50%	1,392	87.50%	Advances, credit card loans, other loans and equity investment
Consolidar AFJP S.A.	35,261	45.00%	33,882	45.00%	Advances, credit card loans, other loans, guarantees given and equity investment	34,078	26.50%	33,588	45.00%	Advances, credit card loans, other loans, guarantees given and equity investment
Consolidar Seguros de Vida S.A.	9,372	45.00%	9,365	34.00%	Advances, credit card loans, other loans and equity investment	9,359	—	9,359	—	Other loans and equity investment
Consolidar Seguros de Retiro S.A.	29,116	32.61%	18,808	34.00%	Advances, credit card loans, other loans, guarantees given and equity investment	23,073	45.00%	22,974	31.88%	Advances, credit cards loans, other loans, guarantees given and equity investment
Consolidar ART S.A.	4,704	34.00%	4,704	34.00%	Credit cards loans, other loans and equity investment	4,699	45.00%	4,697	32.73%	Advances, credit cards loans, other loans and equity investment
Aplica S.A.	5,263	28.00%	52	27.50%	Advances and credit cards loans	2,157	14.75%	1,147	27.86%	Advances and credit cards loans
PSA Finance	364,026	22.32%	364,026	22.32%	Call money, other loans and equity investment	194,000	50.00%	194,000	50.00%	Advances, call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	15,713	—	15,713	—	Other loans and equity investment	6,887	45.00%	6,887	45.00%	Advances, other loans and equity investment
Assurex S.A.	35	—	—	—	Equity investment	35	—	35	—	Equity investment
Inversora Otar	107	—	107	—	Other loans	3,239	—	—	—	Other loans
Atuel Fideicomisos S.A.	30,845	—	30,845	—	Equity investment	27,720	—	27,720	—	Equity investment

(1)	Largestamount during the period indicated.
(2)	Inthousands of pesos.

	Fiscal Year ended December 31, 2008					Fiscal Year ended December 31, 2007
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Associated Entities
Consolidar Salud S.A.	1,149	45.00%	—	—	Advances and credit card loans	196	45.00%	3	32.73%	Advances and credit card loans
Rombo Cia Financiera S.A.	193,513	35.00%	177,056	17.42%	Call money, advances, other loans, guarantees given and equity investment	218,039	13.30%	197,909	13.61%	Call money, advances, other loans, guarantees given and equity investment
Key Management Personnel (3)	1,329	21.50%	1,312	21.50%	Advances, credit card loans, personal loans and real state mortgage	1,102	21.00%	1,102	21.00%	Advances, credit card loans, personal loans and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2008, the Bank did not register assistance received from BBVA.

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

The measures taken by the Government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. As of December 31, 2008, we had repaid a total of approximately Ps.2,408.3 million and U.S.$106.3 million in deposits in connection with lawsuits brought by depositors, and during 2008 BBVA Banco Francés has paid Ps.122.5 million (comprised by Ps.72.2 million of deposits and Ps.50.3 million of negative exchange difference) regarding lawsuits brought against the Bank (“amparos”).

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

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2004 to 2008, see “Key Information-Declared dividends”.

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

	Pesos Per Ordinary Share (1)
	High	Low
2009
February 2009	3.30	2.70
January 2009	3.90	3.15
Fiscal year ended December 31, 2008	8.55	2.42
Fourth quarter	5.40	2.42
December, 2008	4.10	3.16
November, 2008	3.60	2.44
October, 2008	5.40	2.42
Third quarter	5.92	4.39
September, 2008	5.90	4.39
Second quarter	7.98	5.45
First quarter	8.55	7.10
Fiscal year ended December 31, 2007	13.10	8.04
Fourth quarter	10.25	8.04
Third quarter	11.30	8.54
Second quarter	12.80	11.00
First quarter	13.10	9.75
Fiscal year ended December 31, 2006	9.60	6.90
Fiscal year ended December 31, 2005	8.13	5.60
Fiscal year ended December 31, 2004	9.95	4.80

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the New York Stock Exchange in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the New York Stock Exchange for the periods indicated.

	U.S.$ Per ADS
	High		Low
2009
February 2009	2	9/10	2	3/43
January 2009	3	25/51	2	27/50
Fiscal year ended December 31, 2008	8	21/50	1	4/7
Fourth quarter	5		1	4/7
December, 2008	4	1/2	2	8/17
November, 2008	3	1/4	1	19/20
October, 2008	5		1	4/7
Third quarter	6	1/20	3	17/20
September, 2008	6	1/20	3	17/20
Second quarter	7	13/25	5
First quarter	8	21/50	5	3/5
Fiscal year ended December 31, 2007	13	1/10	7	12/25
Fourth quarter	10		7	12/25
Third quarter	11		7	3/5
Second quarter	12	17/20	10	11/50
First quarter	13	1/10	9	23/39
Fiscal year ended December 31, 2006	9	7/10	6	7/10
Fiscal year ended December 31, 2005	8	1/4	5	39/50
Fiscal year ended December 31, 2004	10	3/20	4	46/63

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2008 the shares of 110 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2008, the 10 most actively traded stocks represented 81.06% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2008, the market capitalization of the 110 companies listed on the BCBA was approximately U.S.$357.1 billion. At the same time, the market capitalization of the domestic companies totaled U.S.$39.9 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2008	2007	2006
Market capitalization (U.S.$ billion)	357.1	562.4	400.0
Number of companies listed	110	109	106
Rate of return in dollars (1)	(54.22)%	0.40%	33.58%
Market/book ratio (2)	0.93	2.09	2.36

(1)	Based on the Merval Index
(2)	Estimated
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

At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the By-laws in order to comply with Resolution No. 20/04 of the Office of Corporations - Public Registry of Commerce (“Inspección General de Justicia”), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. This amendment has been filed with the Public Registry of Commerce, which has been approved as of the filing of this annual report, on December 12, 2005, under Number 16,335, Book 30.

The Ordinary and Extraordinary Shareholders’ Meeting held on 27 March 2009 agreed and authorized to amend sections 10 and 13 of the corporate Bylaws that will make it possible for the Company to renovate its Board of Directors either partially or by stages through the appointment or re-election of its members, as well as to hold its meetings with the attendance of non-resident directors by video-teleconference. Such amendments are subject to regulatory filings and approvals in Argentina before they may become fully effective and have not yet been filed with the Office of Corporations - Public Registry of Commerce.

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

Shareholders are entitled to vote cumulatively one-third of the vacancies of the board of directors. The board may not be partially reelected if it impairs or prevents the exercise by shareholders of their cumulative voting rights.

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

▪
the Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary ones), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication A 4268;

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

Shareholders Meetings

All general meetings appart from annual regular meetings all general meetings are called regular or special meetings. Regular and special shareholders’ meetings are to be convened by the Board of Directors of the Bank or by the Supervisory Committee in such instances as set forth by law, or whenever they may deem it necessary, or upon requisition of shareholders representing at least 5% of our stock capital, as provided by Section 236 of the Business Companies Law.

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

(iii)
All incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” [legal reserve];

(iv)
Decree No. 616/05 also states certain exceptions for the “encaje” such as settlements in foreign currency of resident loans granted by a local financial entity, certain capital contributions in local corporations, etc.;

Furthermore, Resolution No. 637/05 dated November 16, 2005 stated that all incoming funds to the local foreign exchange market for the subscription of primary placements of bonds, or certificates under the scope of financial trusts will be subject to Decree No. 616/05 provisions.

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

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, local companies (with the exception of financial institutions), following certain requirements, may:

▪
Pay abroad interest on foreign debt on its due date or up to 15 days in advance, without prior Central Bank authorization. Access to the local foreign exchange market in connection with the servicing of foreign indebtedness is available only if and after the date the original proceeds from the financing have been transferred into Argentina and the foreign currencies liquidated as explained before.

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

According to Communications A 4822 and A 4896, any legal persons may also, until June 30, 2009, accumulate funds abroad for specific purposes if they comply with certain conditions; such amounts remaining beyond the scope of Communication A 3722, and complementary ones.

B.	Non-residents

Moreover, pursuant to Communication “A” 3661 (as amended), prior authorization from the Central Bank is required by non-residents for the purchase of foreign exchange for any amount above the equivalent of U.S.$5,000 per month.

Notwithstanding the above, Communications “A” 4662 and A 4692 (as amended) state that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

▪	Transfers abroad arising out of:

(1)	Residents foreign indebtedness of residents related to Argentine imports of goods and services;
(2)	Domestic collections of:
-	Services, rents and other current transfers abroad of financial debts originated in non-residents foreign loans;
-	Inheritances according to the Declaration of a Decedent’s Heirs;
-	National Government Bonds and Guaranteed Loans Income issued in local currency;
-	Benefits or services or sale of values received, granted by the National Government as per Laws No. 24,043, 24,411 and 25.914.
-	Recoveries under local bankruptcy proceedings as long as the foreign creditor has been admitted as such by the Bankruptcy Court;
(3)	Sales proceeds from direct investments in local non-financial companies; and
(4)	The proceeds from final liquidation of direct investments in local non-financial companies;
(5)	Capital reduction;
(6)	Restitution of irrevocable contributions made by the local company.

▪	Transfers abroad of an aggregate equivalent of up to U.S.$500,000 per month arising out of:

(1)	Proceeds of sales of other portfolio investments and their revenues, such as investments in shares of local companies, investment funds and local trusts;
(2)	Purchases of loans granted to residents by local banks;
(3)	Acquisition of invoices and promissory notes for local commercial transactions, investment in local bonds denominated in pesos; and
(4)	The acquisition of other local credits.

Also excepted from the approval of the Central Bank are the transactions effected by:

▪	International bodies or entities that operate as official export credit agencies.

▪	Diplomatic and consular representations as well as diplomatic staff accredited in the country for transfers made in exercise of their duties.

Legal representations in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by International Treaties or Agreements, to which the Argentine Republic is a party, for as long as the transfers are made in exercise of their duties.

Transfer of Corporate Bonds

According to Communication “A” 3859 (as amended), Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements certified by external public accountants (i.e., no prior Central Bank approval is needed). Moreover, transfers abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement by the Argentine Superintendency of Insurance (the regulatory authority on insurance matters) detailing the amount to be transferred.

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

If the value of those investments abroad does not exceed the equivalent of U.S.$5,000,000, the declaration could be carried out annually instead of semi-annually. If the investments do not reach the equivalent of U.S.$1,000,000, the compliance with such regime is optional.

Future and Forward Operations

Communication “A” 4049 dated November 11, 2003, as amended, and Communication “A” 4805 (and additional ones) dated 15 May 2008, eased restrictions on foreign currency transactions by revoking the requirement of prior approval by the Central Bank so as to effect certain Future and Forward operations and have access to the exchange market for their cancellation. These transactions include agreements on foreign currency hedging, interest rates and product prices, as well as foreign exchange REPO transactions.

Communication “A” 4086 (as amended), dated February 3, 2004 also relaxed restrictions on the access to the foreign exchange market, by allowing investment funds to carry out their operations under general regulations.

Taxation

The following is a summary of certain Argentine and United States federal tax consequences of the ownership and disposition of our ADSs or ordinary shares by a United States holder. This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares. Holders of our ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine or other tax consequences of the ownership and disposition of ADSs or ordinary shares.

Argentine Taxes

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the ownership and disposition of ADSs or ordinary shares by U.S. holders. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. Investors in ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine or other tax consequences of the ownership and disposition of ADSs or ordinary shares.

Taxation of Dividends

Pursuant to Law No. 25,063, as enacted into law on December 30, 1998, dividend payments on the ordinary shares (and ADSs), whether in the form of cash, stock, or other types of consideration, are subject to Argentine withholding taxes at the rate of 35% to the extent the aggregate amount distributed exceeds the sum, for the previous year, of: (i) our accumulated taxable earnings and (ii) certain tax-exempt income (such as dividend payments from other corporations).

In accordance with a resolution adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007, it was resolved that as of May 7, 2007 the Bank would proceed with the payment of cash dividends. Dividends were paid on May 7, 2007.

Such dividend distributions are subject to a 35% income tax withholding on the portion of the dividends exceeding profits determined on the basis of the application of the general regulations of the Income Tax Law. The Bank submitted consultations to the AFIP for a determination of whether such withholding applies to dividends paid by the Bank in 2006 and 2007. The AFIP determined that it could not issue a binding ruling in either case, and in each case the Bank appealed this determination.

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

Dividends distributed on April 26, 2008 were not subject to income tax withholding.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, Banco Francés is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.305,000 is not applicable. The tax so paid is considered a definitive payment.

The companies responsible for the tax payment, such as BBVA Banco Francés, are entitled to obtain refunds of the amounts paid, and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In May 2008, BBVA Banco Francés paid Ps.3.767.502 on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2007.

In May 2009, the Bank expects to pay on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2008 the amount of Ps.3.677.356. The tax will be withheld from dividends paid in 2009.

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

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders (as described below) that hold ordinary shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	Certain financial institutions;

▪	dealers and traders in securities who use a mark-to-market method of tax accounting;

▪
persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

▪	persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

▪	persons who acquired ordinary shares or our ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis, which may affect the tax consequences described herein. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Holders of the ADSs or ordinary shares are urged to consult their own tax advisers as to the United States, Argentine or other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their own particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of such holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine Pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ordinary shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine whether and to what extent amounts paid on account of the Argentine Personal Property Tax are deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2008. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

VaR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of BBVA Banco Francés’s portfolios, including interest rates, foreign exchange rates, securities prices, volatility of all this, and any correlation among the foregoing.

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

Our VaR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VaR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movement of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VaR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by two techniques: (a) “exponential smooth”, or “EWMA” (Exponentially Weighted Moving Average) which confers a higher relative weight to the last historical data considered within the two-year series, and (b) Linear Standard Deviation (also two year series).

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

Daily Trading VaR at BBVA Banco Francés (in million pesos)

	2008	2007
Average	0.89	1.89
Minimum	0.22	1.43
Maximum	2.41	2.86
Dec.31	0.32	1.66

Daily Trading VaR – Categories (in million pesos)

Interest Risk VaR	2008	2007
Average	0.78	1.89
Minimum	0.18	1.35
Maximum	2.39	5.60
Dec.31	0.28	1.65

Currency Risk VaR	2008	2007
Average	0.38	0.24
Minimum	0.03	0.02
Maximum	0.92	0.57
Dec.31	0.15	0.54

Interest rate risk is mainly explained by investments in short term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The graph above indicates the evolution of the risk exposure, measured with VaR, during the year 2008.

The graph above indicates interest rate risk and currency risk, measured with VaR, during the years 2007 and 2008.

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2008 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2008.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 12.25% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income we are assuming the same change in interest rate as in the adjustment rate. However as this may not be the case we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2008
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	2,380.4	(3.23)%	1,851.3	1.45%	670.6	6.05%
50	2,419.9	(1.63)%	1,838.1	0.73%	651.5	3.03%
0	2,459.9	0.00%	1,824.8	0.00%	632.3	0.00%
(50)	2,500.7	1.66%	1,811.6	(0.73)%	613.2	(3.03)%
(100)	2,542.2	3.34%	1,798.3	(1.45)%	594.1	(6.05)%

Based on our position at December 31, 2008, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2009, net portfolio value would be reduced by Ps. 40.0 million and net interest income over 2009 would be increased by approximately Ps. 13.3 million.

Accordingly, on considering a 50 b.p. increase in the adjustment rate Net interest income increases Ps. 19.2 million.

Foreign Exchange Risk

As of December 31, 2008, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2007	Effect on net income based on our position as of December 31, 2007
(in millions of pesos, except percentages)
5%	(23)	(11)
(5)%	23	11

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chairman and Chief Executive Officer, and the Presidency Areas Director, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCES Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2008, based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2008 of the Bank, and our report dated March 27, 2009, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting rules established by the Argentine Central Bank (“BCRA”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires - Argentina
March 27, 2009

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

During fiscal year 2008, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2008.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2008 and 2007:

	2008 actual fees	2007 actual fees
	(in millions of pesos)
Audit fees	5.11	3.25
Audit-related fees	—	—
Tax fees	0.26	0.20
All other fees	—	—
Total fees	5.37	3.45

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2008. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2007 were approved by the Audit Committee pursuant to these approval policies. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Directors, senior management and employees-Audit Committee (I)”.

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
Date: March 27, 2009

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2008 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2008 and 2007 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2008, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2009 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
March 27, 2009

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2008	2007
ASSETS
CASH AND DUE FROM BANKS	4,243,080	3,169,314
Cash	1,066,447	750,752
Due from banks and correspondents	3,176,633	2,418,562
Argentine Central Bank	3,127,010	2,102,642
Other local	3,220	7,312
Foreign	46,403	308,608
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	5,233,660	5,181,253
Holdings in investment accounts	955,534	547,714
Holdings for trading or financial transactions	272,769	170,320
Government Securities for repurchase agreements with the Argentine Central Bank	334,688	—
Holdings available for sale	577,502	1,372,584
Unlisted Government Securities	1,004,833	903,903
Instruments issued by the Argentine Central Bank	2,676,687	2,005,791
Investments in listed private securities	164,394	241,943
Less: Allowances	752,747	61,002
LOANS	12,507,489	11,390,121
To governmental sector	2,400,511	2,367,869
To financial sector	598,755	541,911
Inter-financial – (Calls granted)	22,550	56,430
Other financing to local financial institutions	529,779	449,709
Interest and listed-price differences accrued and pending of collection	46,426	35,772
To non-financial private sector and residents abroad:	9,704,814	8,679,162
Overdraft	1,413,522	1,326,472
Discounted instruments	1,241,508	1,430,787
Real estate mortgage	946,804	772,036
Collateral loans	511,374	253,130
Consumer	1,855,767	1,337,179
Credit cards	1,239,588	802,647
Other (Note 6.b)	2,373,476	2,666,843
Interest and listed-price differences accrued and pending of collection	147,079	103,824
Less: Interest documented together with main obligation	24,304	13,756
Less: Difference arising from purchase of portfolio	102	93
Less: Allowances	196,489	198,728
Carried forward	21,984,229	19,740,688

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2008	2007
Brought forward	21,984,229	19,740,688
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	2,442,925	956,184
Argentine Central Bank	876,987	463,621
Amounts receivable for spot and forward sales to be settled	1,283,910	206,216
Instruments to be received for spot and forward purchases to be settled	7,221	110,155
Premiums for options bought	2,513	—
Unlisted corporate bonds	104,476	81,976
Non-deliverable forward transactions balances to be settled	27,230	6,292
Other receivables not covered by debtor classification regulations	34,432	24,170
Other receivables covered by debtor classification regulations	72,209	43,816
Interest accrued and pending of collection not covered by debtor classification regulations	36,958	21,834
Interest accrued and pending of collection covered by debtor classification regulations	2	5
Less: Allowances	3,013	1,901
ASSETS SUBJECT TO FINANCIAL LEASING	379,120	323,522
Assets subject to financial leasing	383,652	327,969
Less: Allowances	4,532	4,447
INVESTMENTS IN OTHER COMPANIES	96,640	77,986
In Financial institutions	38,699	31,559
Others (Note 6.c)	57,944	46,430
Less: Allowances	3	3
OTHER RECEIVABLES	392,099	357,963
Receivables from sale of property assets	—	52
Tax on minimum presumed income – Tax credit	188,324	150,506
Others (Note 6.d)	432,188	285,008
Other accrued interest receivable	—	1
Less: Allowances	228,413	77,604
PREMISES AND EQUIPMENT	441,666	399,615
OTHER ASSETS	27,786	38,950
INTANGIBLE ASSETS	55,332	116,380
Goodwill	—	12,200
Organization and development expenses	55,332	104,180
SUSPENSE ITEMS	4,230	11,261
OTHER SUBSIDIARIES’ ASSETS (Note 6.e)	1,438	450
TOTAL ASSETS	25,825,465	22,022,999

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2008	2007
LIABILITIES
DEPOSITS	17,079,203	15,009,758
Governmental sector	1,685,730	53,899
Financial sector	198,179	195,890
Non-financial private sector and residents abroad:	15,195,294	14,759,969
Checking accounts	3,293,842	2,771,710
Savings deposits	4,664,223	4,237,696
Time deposits	6,810,809	7,219,407
Investments accounts	9,740	13,152
Other	338,758	435,566
Interest and listed—price differences accrued payable	77,922	82,438
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	3,135,153	1,750,021
Argentine Central Bank — Other	2,982	1,833
Banks and International Institutions	331,311	555,842
Amounts payable for spot and forward purchases to be settled	13	104,223
Instruments to be delivered for spot and forward sales to be settled	1,604,467	206,466
Premiums for options written	1,927	—
Financing received from Argentine financial institutions	55,713	72,672
Inter-financial - (Calls received)	550	10,019
Other financing from local financial institutions	55,163	62,646
Interest accrued payable	—	7
Non-deliverable forward transactions balances to be settled	67,056	1,002
Other (Note 6.f)	1,060,504	797,227
Interest and listed—Price differences accrued payable	11,180	10,756
OTHER LIABILITIES	429,085	374,999
Fees payable	65	118
Other (Note 6.g)	429,020	374,881
ALLOWANCES	379,243	441,964
SUSPENSE ITEMS	68,507	6,671
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.h)	2,410,111	2,146,731
TOTAL LIABILITIES	23,501,302	19,730,144
MINORITY INTEREST IN SUBSIDIARIES	248,139	236,018
STOCKHOLDERS’ EQUITY	2,076,024	2,056,837
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	25,825,465	22,022,999

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2008	2007
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	4,859,751	4,192,205
Credit lines obtained (unused balances)	52,729	199,679
Guaranties received	4,109,820	3,437,694
Contra contingent debit accounts	697,202	554,832
Control	26,695,971	34,581,439
Receivables classified as non-recoverable	267,935	280,820
Other (Note 6.i)	25,950,390	32,078,895
Contra control debit accounts	477,646	2,221,724
Derivatives	3,117,794	2,795,659
“Notional” amount of put options bought	5,850	—
“Notional” amount of non-deliverable forward transactions	1,446,615	1,164,392
Interest rate SWAP	155,650	292,000
Other	50,000	50,000
Contra debit derivatives accounts	1,459,679	1,289,267
For trustee activities	17,575	18,502
Funds in trust	17,575	18,502
TOTAL	34,691,091	41,587,805
CREDIT ACCOUNTS
Contingent	4,859,751	4,192,205
Credit lines granted (unused portion) covered by debtor classification regulations	74,294	26,185
Guaranties provided to the Argentine Central Bank	51,698	61,729
Other guaranties given covered by debtor classification regulations	175,508	135,525
Other guarantees given non-covered by debtor classification regulations	141,835	134,871
Other covered by debtor classification regulations	253,867	196,522
Contra contingent credit accounts	4,162,549	3,637,373
Control	26,695,971	34,581,439
Items to be credited	425,136	388,952
Other	52,510	1,832,772
Contra control credit accounts	26,218,325	32,359,715
Derivatives	3,117,794	2,795,659
“Notional” amount of put options written	5,265	—
“Notional” amount of non-deliverable forward transactions	1,454,414	1,289,267
Contra debit derivatives accounts	1,658,115	1,506,392
For trustee activities	17,575	18,502
Contra credit accounts for trustee activities	17,575	18,502
TOTAL	34,691,091	41,587,805

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2008	2007	2006
FINANCIAL INCOME	2,279,104	1,904,212	1,936,404
Interest cash and due from banks	11,745	20,202	17,353
Interest on loans to the financial sector	187,728	146,833	91,875
Interest on overdraft	264,989	164,659	102,072
Interest on discounted instruments	176,250	101,775	55,699
Interest on real estate mortgage	107,322	64,264	44,894
Interest on collateral loans	55,231	15,089	7,366
Interest on credit card loans	107,461	55,026	30,485
Interest on other loans	495,666	301,738	190,495
Interest on other receivables from financial transactions	20,175	23,757	35,314
Income from secured loans—Decree No. 1387/01	214,690	236,964	297,468
Net income from governmental and private securities	—	319,666	559,877
Indexation by Benchmark Stabilization Coefficient (CER)	199,209	210,342	354,566
Gold and foreign currency exchange difference	206,869	117,403	78,666
Other	231,769	126,494	70,274
FINANCIAL EXPENSES	1,201,681	680,131	568,345
Interest on checking accounts	28,083	23,180	29,913
Interest on savings deposits	8,713	6,598	4,811
Interest on time deposit	720,759	491,577	307,084
Interest on inter-financial financing - (Calls received)	733	1,983	1,981
Interest on other financing from financial institutions	10,824	3,394	9,100
Interest on other liabilities from financial transactions	28,486	26,627	28,883
Other interest	6,832	8,478	18,960
Net expense from governmental and private securities	288,141	—	—
Net expense from options	100	—	—
Indexation by CER	7,212	49,230	121,321
Contribution to the deposit guarantee fund	26,702	23,714	20,098
Other	75,096	45,350	26,194
GROSS INTERMEDIATION MARGIN—GAIN	1,077,423	1,224,081	1,368,059
ALLOWANCES FOR DOUBTFUL LOANS	36,708	62,262	70,125
SERVICE CHARGE INCOME	1,190,417	1,182,789	915,875
Related to lending transactions	272,266	163,281	106,893
Related to liability transactions	413,474	318,038	246,506
Other commissions	283,494	530,772	430,102
Other	221,183	170,698	132,374
Carried forward	2,231,132	2,344,608	2,213,809

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2008	2007	2006
Brought forward	2,231,132	2,344,608	2,213,809
SERVICE CHARGE EXPENSES	240,631	158,927	110,199
Commissions	176,463	114,371	76,538
Other (Note 6.j)	64,168	44,556	33,661
OPERATING EXPENSES	1,413,448	1,124,161	927,404
Payroll expenses	837,175	653,644	523,904
Fees to Bank Directors and Statutory Auditors	570	463	446
Other professional fees	36,369	29,107	28,178
Advertising and publicity	72,764	67,212	46,050
Taxes	63,235	52,119	46,937
Fixed assets depreciation	42,468	37,203	31,781
Organizational expenses amortization	32,706	21,961	22,967
Other operating expenses	189,733	149,660	128,992
Other	138,428	112,792	98,149
NET GAIN FROM FINANCIAL TRANSACTIONS	577,053	1,061,520	1,176,206
NET GAIN / (LOSS) ON MINORITY INTEREST IN SUBSIDIARIES	2,801	(19,541)	(39,016)
OTHER INCOME	773,451	828,284	314,440
Income from long-term investments	65,121	9,363	19,941
Punitive interests	2,444	961	537
Loans recovered and reversals of allowances	187,767	434,295	86,543
Other (Note 6.k)	518,119	383,665	207,419
OTHER EXPENSES	1,000,525	1,584,820	1,199,913
Punitive interests and charges paid to Argentine Central Bank	40	34	475
Charge for uncollectibility of other receivables and other allowances	199,603	157,626	312,485
Amortization of difference arising from judicial resolutions	107,793	323,139	262,312
Depreciation and losses from miscellaneous assets	579	4,035	9,356
Goodwill amortization	12,200	6,629	6,629
Other (Note 6.l)	680,310	1,093,357	608,656
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	352,780	285,443	251,717
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	31,270	50,394	71,680
NET INCOME FOR THE FISCAL YEAR	321,510	235,049	180,037
NET INCOME PER ORDINARY SHARE (1)	0.68	0.50	0.38

(1)	See Note 19.14.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2008	2007	2006 (1)
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	3,465,634 (1)	2,928,807 (1)	2,298,743
Cash and its equivalents at the end of the fiscal year	4,661,349 (1)	3,465,634 (1)	2,928,807 (1)
Net increase in cash and its equivalents	1,195,715	536,827	630,064

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	50,042	(623,058)	(668,858)
- Loans	1,097,487	(332,979)	362,278
to financial sector	(26,690)	(25,573)	(239,739)
to non-financial public sector	100,151	367,802	1,092,879
to non-financial private sector and residents abroad	1,024,026	(675,208)	(490,862)
- Other receivables from financial transactions	(77,590)	(63,401)	28,869
- Assets subject to financial leasing	(55,598)	(88,334)	(105,023)
- Deposits	896,683	1,854,830	1,307,662
to financial sector	2,220	39,186	128,094
to non-financial public sector	1,623,718	(19,579)	(29,664)
to non-financial private sector and residents abroad	(729,255)	1,835,223	1,209,232
- Other liabilities from financial transactions	245,531	221,229	218,337
Financing from financial or inter-financial sector (calls received)	(9,469)	(138,881)	152,710
Others (except liabilities included in Financing Activities)	255,000	360,110	65,627
Collections related to service charge income	1,186,610	1,182,608	913,907
Payments related to service charge expense	(240,631)	(158,927)	(110,199)
Administrative expenses paid	(1,332,728)	(1,020,873)	(823,918)
Organizational and development expenses paid	(8,094)	(3,848)	(3,577)
Net collections from punitive interest	1,974	822	62
Differences from judicial resolutions paid	(50,304)	(37,124)	(40,024)
Collections of dividends from other companies	49,499	6,321	107
Other payments related to other income and expenses	(103,522)	(656,249)	(314,644)
Net cash flows provided by operating activities	1,659,359	281,017	764,979

Investment activities
Net payments from premises and equipment	(84,519)	(38,922)	(53,880)
Net collections / (payments) from other assets	9,547	(7,805)	18,679
Other payments from investment activities	(207,810)	(146,501)	(26,829)
Net cash flows used in investment activities	(282,782)	(193,228)	(62,030)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2008	2007	2006 (1)
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	—	(248,638)	(37,848)
- Argentine Central Bank	1,133	67	(53,413)
Others	1,133	67	(53,413)
- Banks and international agencies	(224,531)	376,899	(45,368)
- Financing received from local financial institutions	(7,483)	(24,322)	8,231
Dividends paid in cash	(164,000)	(90,000)	(27,000)
Other collections from financing activities	202,274	414,830	65,160
Net cash flows (used in) / provided by financing activities	(192,607)	428,836	(90,238)

Financial results and results from holdings of cash and its equivalents (including interest)	11,745	20,202	17,353

Net increase in cash and its equivalents	1,195,715	536,827	630,064

(1) See Note 3.4.21. to the Consolidated Financial Statements.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2008, 2007 and 2006 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 19.7).

At June 28, 2006 the Bank swapped corporate bonds corresponding to Provincial Development Trust Fund into Secured Bond due in 2020. The face value of the corporate bonds swapped amounted to 551,230,672.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2008, 2007 and 2006, taxes paid amounted to 220,440, 251,944 and 162,012, respectively. At such dates, interest-paid amounted to 1,131,510, 644,989 and 554,698, respectively.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2005	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547
Decisions of Stockholders’ Meeting of April 27, 2006:
- Dividends paid in cash	—	—	—	—	—	(27,000)	(27,000)
- Statutory Reserve	—	—	—	36,619	—	(36,619)	—
Reversal of “Unrealized valuation difference” due to foreign currency compensation	—	—	—	—	(230,282)	230,282	—
Net income for the fiscal year	—	—	—	—	—	180,037	180,037
Balances at December 31, 2006	471,361	175,132	312,979	465,317	—	529,795	1,954,584
Decisions of Stockholders’ Meeting of April 26, 2007:
- Dividends paid in cash	—	—	—	—	—	(90,000)	(90,000)
- Statutory Reserve	—	—	—	82,064	—	(82,064)	—
Unrealized valuation difference (2)	—	—	—	—	(42,796)	—	(42,796)
Net income for the fiscal year	—	—	—	—	—	235,049	235,049
Balances at December 31, 2007	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837
Decisions of Stockholders’ Meeting of March 28, 2008:
- Dividends paid in cash	—	—	—	—	—	(164,000)	(164,000)
- Statutory Reserve	—	—	—	47,010	—	(47,010)	—
Unrealized valuation difference (2)	—	—	—	—	(138,323)	—	(138,323)
Net income for the fiscal year	—	—	—	—	—	321,510	321,510
Balances at December 31, 2008	471,361	175,132	312,979	594,391	(181,119)	703,280	2,076,024

(1)	See Note 1.2.
(2)	Unrealized loss for Available for Sale investments (see Note 3.4.2.).

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (“BBVA Banco Francés”) has its main place of business in Buenos Aires, Argentina, and operates a 237-branch network.

As from December, 1996, BBVA Banco Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2008.

Part of BBVA Banco Francés’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2002:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (“CNV” for its Spanish acronym).

1.2.2.	Authorized and issued shares

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
For the fiscal years ended December 31, 2008, 2007 and 2006
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

December 31, 2008 and 2007
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription in (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. Finally, due to the issuance of 103,232,874 shares subscription in April 2004 (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2008	2007	2008	2007	2008	2007
Francés Valores Sociedad de Bolsa S.A	Stockbroker	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Trust manager	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Pensions fund manager	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Insurance company	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	9,000	50.0000	50.0000	50.0000	50.0000

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2008.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	37,829.8
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	21,748.0
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	9,977.9
Coelsa S.A.	Argentina	11.39%	Clearing house	101.7
Interbanking S.A.	Argentina	9.09%	Information services for financial markets	1,519.2
Argencontrol S.A.	Argentina	7.77%	Agent Mandatary	54.0
Sedesa S.A.	Argentina	13.06%	Deposit Guarantee Fund	130.1
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	6,229.8
Visa Argentina S.A.	Argentina	9.79%	Credit card issuer	9,976.2

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Bank has consolidated - line by line - its balance sheets and statements of operations as of December 31, 2008, 2007 and 2006, as per the following detail:

-	As of December 31, 2008, 2007 and 2006:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2008, 2007 and 2006.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month periods ended December 31, 2008, 2007 and 2006.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The income / (loss) and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Compañía de Seguros de Vida S.A. and Consolidar Compañía de Seguros de Retiro S.A., have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2008, 2007 and 2006.

Interests in subsidiaries are listed in Note 2.

3.2.	Restatement of the Financial Statements in equivalent purchasing power

The Consolidated Financial Statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

These Consolidated Financial Statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE’s Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (“INDEC” by its Spanish acronym).

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

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2008 include comparative information with the Consolidated Financial Statements as of December 31, 2007 and 2006.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2008 and 2007, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

Governmental securities:

▪
Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2008 and 2007. Differences in listed prices were credited/charged to income for each fiscal year.

▪
Governmental Securities for repurchase agreements with the Argentine Central Bank: they were valued on the basis of the quotations in force at December 31, 2008. Differences in listed prices were credited/charged to income for the fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

▪
Holdings available for sale (Governmental Securities and Instruments issued by the BCRA): according to Communication “A” 4702 dated August 30, 2007, the Governmental Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category "Available for sale".

As of December 31, 2008 and 2007, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity. As of December 31, 2008 and 2007, the amount recorded was 181,119 (loss) and 42,796 (loss), respectively.

▪
Unlisted government securities: these bonds were valued at the lower of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value, which are carried in the books at their fair realization values.

▪
Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2008 and 2007, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2008 and 2007. Differences in listed prices were charged to income for each fiscal year.

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2008 and 2007, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014.

On January 28, 2009, Consolidar Cía. de Seguros de Retiro S.A. exercised its exchange option in connection with its holdings of eligible secured loans whose book values as of December 31, 2008 were 395,625, and requested, in exchange for them, a promissory note by the Argentine Government denominated in Pesos and accruing interest rate as per the private Badlar rate plus 275 basis points maturing in 2014.

This swap did not generate significant impact in the financial income of the Bank at such date.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2008 and 2007, receivables and payables have been adjusted to the CER as follows:

▪
Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

▪
 Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2008 and 2007.

3.4.5.	Allowance for loans losses and contingent commitments

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication "A" 2950 and supplemented of the BCRA.

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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2008 and 2007.

3.4.8.	Instruments to be received and to be delivered for spot and forward transactions to be settled

The Bank enters into forward contracts to buy or sell foreign currencies, listed Governmental securities and other securities at future dates. Both a receivable and a payable are recognized at the time of the agreement, which reflects the amounts of cash, currency or listed securities to be exchanged at the closing date. The difference between the receivable and payable at the original transaction date (premiums) is deferred and amortized over the contract’s life.

The Bank purchases and sells foreign currencies, listed Governmental and other securities on behalf of its customers which settle another day. An asset or liability is reflected for the amount due from or to the customer and a corresponding asset or liability is reflected for the currency or listed securities to be exchanged.

The Bank’s receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market price of such currencies or securities. The amount of such market price differences is recorded in income for the fiscal year.

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪
In foreign currency: as of December 31, 2008 and 2007, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

▪	Holdings in investments:

-	Holdings for trading transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 3.4.2 above.

-	Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in Note 3.4.2.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2008 and 2007.

3.4.10.	Assets subject to financing leasing

As of December 31, 2008 and 2007, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2008 and 2007 were valued by the equity method at the end of each fiscal year.

▪
VISA Argentina S.A.: as of December 31, 2008 was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2008 plus new capital contributions and dividend distribution until December 31, 2008. As of December 31, 2007 was valued by the equity method at the end of the fiscal year.

▪
Bladex S.A.: as of December 31, 2008 and 2007 was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.4.1.

▪	Other: as of December 31, 2008 and 2007 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

3.4.13.	Intangible assets

They have been valued at acquisition cost restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items.

On March 28, 2008 the goodwill corresponding to Corp Banca, for 12,200, was fully amortized.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2008 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2008 amounting to 1,246,980. As of the end of the previous fiscal year, the Entity recorded assets amounting to 57,489 (after deduction of accumulated amortization for 1,139,187), in the account Organization and development expenses.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustin vs. Poder Ejecutivo Nacional – Dto. 1570 y Otro s/ Amparo Ley 16,986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2008 and 2007, BBVA Banco Francés has estimated this contingency and it has raised allowances for the total amount.

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

3.4.14.	Derivative transactions

Call / put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

Interest rate swaps and Forward transactions

(i)	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

(ii)
Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

3.4.15.	Time deposits yielding variable income - Communication “A” 2482 and supplemented:

The variable income (loss) yielded by these investments, agreed for terms equal to or in excess of 180 days, accrues on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change shall be restricted to a given range of contractually agreed values.

3.4.16.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.17.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2008 and 2007.

3.4.18.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.19.	Stockholders’ equity accounts

They are restated as explained in Note 3.2., except for the "Capital Stock" and “Non-capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

3.4.20.	Statements of Operations Accounts

▪
As of December 31, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.21.	Consolidated Statements of Cash and Cash Equivalents Flows

The Statements of Cash and Cash Equivalents Flows as of December 31, 2008, 2007 and 2006 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2008	2007	2006

a) Cash and due from banks	4,243,080	3,169,314	2,558,484

b) Government securities held for trading or financial transactions	272,769	170,320	303,823

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years	145,500	126,000	66,500

CASH AND ITS EQUIVALENTS	4,661,349	3,465,634	2,928,807

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the year-end date.

3.4.22.	Other assets and other liabilities from subsidiaries (Consolidar Group)

They have been valued in accordance with the accounting standards established by the National Superintendence of Insurance and National Superintendence of Pension Funds Managers.

3.4.23.	Use of estimates

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

NOTE 4— DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (“CPCECABA” for its Spanish acronym) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

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

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$3,291,795 thousands for Secured loans. At December 31, 2008 and 2007, those loans are recorded under “Loans – to the Public Sector” amounting to 2,400,511 and 2,367,869, respectively, in accordance with the criterion described in Note 3.4.3.

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2008 and 2007, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As of December 31, 2007, the Bank recorded assets amounting to 57,489 (whose original value had been 1,196,676) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication "A" 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amount detailed above should have been

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

c)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 193,552 and 55,500 as of December 31, 2008 and 2007, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 3.4.14. and 11, as of December 31, 2008 and 2007, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 3,581 and 7,433, respectively.

4.2.	Aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2., the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 181,119 and 42,796, as of December 31, 2008 and 2007, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of December 31, 2008 and 2007, 138,323 (loss) and 42,796 (loss), respectively, should have been charged to income for each fiscal year.

4.3.	Other differences with respect to generally accepted accounting principles effective in Buenos Aires City, related to subsidiaries

a)	Consolidar A.F.J.P. S.A.: as of December 31, 2007, the intangible assets, whose book value amounted to 8,745, were amortized in accordance with the standards of the A.F.J.P.'s Superintendence.

As of December 31, 2008, these assets have been fully amortized.

b)
Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 1,034,959 and 952,106 as of December 31, 2008 and 2007, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

c)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

d)
Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2008 and 2007 amounted to 7,011 (loss) and 117 (income), respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

e)	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

f)
Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 13,084 and 22,099 at December 31, 2008 and 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

g)
The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,720 and 3,115 at the close of each fiscal year.

h)
Upon booking the effects of the interest rate swaps as of December 31, 2008 and 2007, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the National Superintendence of Insurance. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the Consolidated Financial Statements would have been increased by 3,950 and 2,550 at the close of each fiscal year.

NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2008 and 2007, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carry-forwards from previous fiscal years.

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

As of December 31, 2008 and 2007, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 193,552 and 55,500, respectively. Such amounts are made up as follows:

	December 31,
	2008	2007
Deferred tax assets	534,394	981,455
Deferred tax liabilities	(340,842)	(925,955)

Net deferred assets	193,552	55,500
Allowance	(193,552)	(55,500)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

5.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the fiscal year ended December 31, 1998, for a ten-year term.  On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the BCRA issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of December 31, 2008 the Bank recorded the above asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2007 the Bank recorded the above mentioned asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables).

5.3.	Other tax issues

a)
The Argentine Public Revenue Administration (“AFIP” for its Spanish acronym) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On June 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007. On December 2, 2008, Argentina’s Supreme Court of Justice confirmed the judgment in favor of the Bank.

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

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the officio assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority, which is now being heard by the Ministry of Economy of the Government of the City of Buenos Aires.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	2008	2007
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	345,449	310,956
Federal Government Bonds LIBOR 2014	40,961	34,927
Federal Government Bonds in Pesos 10.5 % due in 2012	24,597	24,949
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	28,809	—
Discount Bonds in US dollar	56,768	—
Federal Government Bonds due in 2015	27,939	—
BCRA Notes (NOBAC)	371,274	176,882
Federal Government Bocon PRE9	38,285	—
Federal Government Bocon PRO12	14,819	—
Federal Government Bocon PRO13	6,633	—
Total	955,534	547,714

Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	16,627	29,720
Federal Government Bonds LIBOR 2013	4,805	3,583
Buenos Aires City Bond	3,043	3,563
Discount Bonds in pesos	18,527	50,615
Discount Bonds in US dollar	255	2,805
Peso-denominated GDP-related securities	410	11,607
Cuasipar Bonds in pesos	5,433	6,365
Secured Bonds due in 2018	880	16,422
Federal Government Bocon PRE8	969	11,520
Federal Government Bocon PRE9	4,421	6,900
Bonds issued by the Republic of Austria	20,924	—
Treasury Notes	163,257	—
Guaranteed Bonds issued by the Government of San Juan at 13.25%	15,416	—
Federal Government Bonds in US dollar 7% due in 2011	6,029	8,873
Federal Government Bonds in Pesos 10.5 % due in 2012	—	3,105
Other	11,773	15,242
Total	272,769	170,320

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	2008	2007
Government Securities for repurchase agreements with the Argentine Central Bank

Bonar VII	334,688	—
	334,688	—

Holdings available for sale

Secured Bonds due in 2018	26,456	73,284
Federal Government Bocon PRO12	65,213	166,229
BCRA Notes (NOBAC)	485,833	1,133,071
Total	577,502	1,372,584

Unlisted government securities

Secured Bonds due in 2020	987,550	903,897
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,881	—
Others	2,402	6
Total	1,004,833	903,903

Instruments issued by the Argentine Central Bank

BCRA Bills (LEBAC)	1,267,667	140,068
BCRA Notes (NOBAC)	1,409,020	1,865,723
Total	2,676,687	2,005,791

Investments in listed private securities

Telefónica de Argentina S.A. Corporate Bonds	2,428	2,269
Telecom Personal Corporate Bonds	—	4,994
Camuzzi Gas Pampeana Corporate Bonds	5,114	10,096
Grupo Concesionario del Oeste Corporate Bonds	7,893	9,985
Tarjeta Cuyana Corporate Bonds	4,009	6,459
Gas Natural Ban Corporate Bonds	10,717	—
Banco Macro Corporate Bonds	2,171	2,538
Petrobras Energía S.A. Corporate Bonds	5,004	1,429
Fideicomiso de Gas	17,357	30,629
Tarjeta Naranja Trust	8,045	11,820
Radar Financial Trust	39,250	36,788
Galtrust 1 Financial Trust	3,990	10,333
Garbarino Financial Trust	—	4,349
Secubono Financial Trust	—	9,153
Cía. Financiera Argentina Financial Trust	—	12,033
Tenaris	551	3,160
Telecom	1,481	5,197
FBA Bonos Argentina	3,950	2,019
FBA Ahorro Pesos	2,700	1,671
1784 Inversión Pesos FCI	—	2,853
Pionero Pesos FCI	—	10,015
HF Pesos Clase I FCI	—	6,364
FBA Renta Pesos	42,608	—
Rembrandt Amor Pesos FCI	—	11,016
Other	7,126	46,773
Sub-Total	164,394	241,943
Allowances	(752,747)	(61,002)
Total	5,233,660	5,181,253

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	2008	2007
b) LOANS – Other

Loans granted to pre-finance and finance exports	1,381,330	1,497,988
Fixed-rate financial loans	669,047	904,117
Other	323,099	264,738
Total	2,373,476	2,666,843

c) INVESTMENTS IN OTHER COMPANIES – Others

In other non-controlled companies- unlisted	31,726	30,586
In non-controlled companies-supplementary activities	26,171	15,801
Other – unlisted	47	43
Total	57,944	46,430

d) OTHER RECEIVABLES – Others

Prepayments	33,381	46,200
Guarantee deposits	33,936	25,551
Miscellaneous receivables	95,197	60,226
Tax prepayments (*)	246,457	93,647
Other	23,217	59,384
Total	432,188	285,008
(*) As of December 31, 2008 and 2007, it includes the deferred tax asset for 193,552 and 55,500 respectively (see Note 5.1).

e) OTHER SUBSIDIARIES’ ASSETS

Others related to insurance business	1,438	450
Total	1,438	450

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Correspondents – our account	11,909	146,540
Collections and other operations for the account of third parties	392,840	25,925
Other withholdings and collections at source	115,131	104,883
Accounts payable for consumption	201,343	140,105
Money orders payable	125,811	244,410
Loans received from Argentine Technological Fund (FONTAR)	39,951	20,623
Loans received from Interamerican Development Bank (BID)	48,520	57,738
Pending Banelco debit transactions	23,807	11,220
Other	101,192	45,783
Total	1,060,504	797,227

g) OTHER LIABILITIES – Other

Salaries and payroll taxes	199,772	194,226
Taxes	113,509	79,813
Miscellaneous payables	110,609	91,845
Other	5,130	8,997
Total	429,020	374,881

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	2008	2007
h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	—	94,013
Fluctuation fund – Consolidar Cía. de Seguros de Retiro S.A.	140,119	138,480
Insurance companies, mathematical reserve	2,232,779	1,896,586
Difference arising from secured loans accrued valuation Consolidar	(13,084)	(22,099)
Others related to insurance business	50,297	39,751
Total	2,410,111	2,146,731

i) DEBIT ACCOUNTS – Control – Others

Items in safekeeping	8,015,275	9,433,738
Collections items	660,981	579,318
Checks drawn on the Bank pending clearing	213,423	223,112
Checks not yet credited	832,783	786,562
Securities representative of investment in escrow on behalf of the Pension Fund Manager	16,151,027	20,993,983
Other	76,901	62,182
Total	25,950,390	32,078,895

	2008	2007		2006
j) SERVICE CHARGE EXPENSE - Others

Turnover tax	47,638	34,175		27,574
Other	16,530	10,381		6,087
Total	64,168	44,556		33,661

k) OTHER INCOME - Others

Premiums – Insurance companies	314,807	299,659		181,662
Rent	1,668	2,038		—
Income from the sale of fixed and miscellaneous assets	10,825	1,092		1,191
Related parties expenses recovery	5,587	6,100		—
Deferred income tax (1)	138,052	55,500	(3)	—
Others	47,180	19,276		24,566
Total	518,119	383,665		207,419
(1) Offset by a charge of the same amount in the line Charge for uncollectibility of other allowances under the caption Other Expense item.

l) OTHER EXPENSE – Others

Insurance companies, mathematical reserve	355,643	357,063		246,181
Life Annuities – Consolidar Cía. de Seguros de Retiro	147,389	119,971		98,279
Tax on bank credits and debits	40,714	33,064		24,189
Deferred tax expenses (2)	—	337,000	(3)	23,000
Insurance premiums for disability and death	42,780	884		—
Claims paid – Insurance companies	(5,042)	200,459		192,122
Others	98,826	44,916		24,885
Total	680,310	1,093,357		608,656
(2) As of December 31, 2007, the recovery of this amount had been booked in the line Loans recovered and reversals of allowances.
(3) Net change for deferred tax amounts 281,500.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 7—RESTRICTIONS ON ASSETS

As of December 31, 2008, there were Bank’s assets, which were restricted as follows:

a)
The Government and Private Securities account includes 25,725 in Guaranteed Bonds maturing in 2018 and 24,590 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,382 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 133,430 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

d)
Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 8,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

NOTE 8—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA's complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.0623% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks, subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

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

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Entity as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Entity as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Entity entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2008 and 2007, the assets of Diagonal Trust amount to 2,852 and 3,897, respectively, considering its recoverable value. In addition, as of December 31, 2008 the Entity has recorded the assets of Maginot Trust, whose book value amounts to 348. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Under its line of business, the subsidiary Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

▪
Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

▪	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries.

9.2.	Non-Financial Trusts

The Entity acts as trustee in 38 and 44 non-financial trusts, as of December 31, 2008 and 2007, respectively, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 718,956 and 588,425 as of December 31, 2008 and 2007, respectively, consist of cash, creditors' rights, real estate and shares.

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

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these Consolidated Financial Statements, the Entity has not issued Corporate Bonds related to this Program.

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2008:

-
Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.i) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 52,000 and “Memorandum accounts - Debit accounts – From derivatives– Others” for 50,000.

-
Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in august 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.i) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 103,650.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,454,414, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.ii), generating income as of the end of the fiscal year for 47,447.

-
Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Entity’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in Note 3.4.14. Said transactions were recorded under “Memorandum Accounts - Debit accounts – Notional amount of put options bought” for 5,850 and under “Memorandum Accounts - Credit accounts - Derivatives – Notional amount of put options written” for 5,265.

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

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions were valued in accordance with the mechanism described in Note 3.4.14.i) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounted to 7,919 (Liabilities).

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

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.ii), generating income as of the end of the fiscal year for 6,457.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 12—COMPLIANCE WITH CNV REQUIREMENTS

12.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2008, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2.	Investment Funds custodian

As of December 31, 2008 and 2007, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 372,219 and 765,436, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2008	2007
FBA Acciones Globales	39,748	136,139
FBA Total	7,905	10,863
FBA Renta	10,200	12,645
FBA Renta Pesos	502,232	298,951
FBA Renta Dólares	4,302	4,233
FBA Bonos	5,950	8,832
FBA Calificado	35,773	213,601
FBA Internacional	365	497
FBA Ahorro Dólares	11,368	11,730
FBA Renta Fija	11,434	16,214
FBA Ahorro Pesos	24,663	128,507
FBA Renta Premium	5,051	6,755
FBA Europa	2,001	4,770
FBA Horizonte	8,166	27,847
FBA EEUU	1,372	1,323
FBA Renta Corto Plazo	544	495
FBA Acciones Latinoamericanas	14,888	44,268
FBA Bonos Argentina	8,563	8,069
FBA Brasil	14,054	2,992
FBA México	653	979
FBA Commodities	36	50
FBA Acciones Argentinas	228	485
FBA Bonos Globales	52	50
Total	709,548	940,295

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 13—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

a)
On March 28, 2008, the Argentine Central Bank, through its Case File No. 6731/08 authorized 164,000 to cash dividends distribution. In addition, the Ordinary and Extraordinary Shareholders’ Meeting held on that date approved the allocation of earnings as follows:

-	To Statutory Reserve: 47,010.

-	To cash dividends: 164,000

It must be clarified that as of the date of issuance of these Consolidated Financial Statements, such dividends have been paid.

b)
In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in Note 3.2. of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On March 19, 2009 the Board of Directors resolved to propose to the shareholders the distribution of dividends for the total amount of Ps.100,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.0.21215 per share, in the following manner:

-	Dividends in cash for the total amount of Ps.35,000.

-	Issuance of new shares thus increasing the corporate capital for a total amount of Ps.65,000.

On March 27, 2009 at the Bank’s General Annual and Special Shareholders’ Meeting, it was announced that such distribution is subject to the authorization of the Argentine Central Bank as per Communication “A” 4664 dated May 11, 2007

c)	In accordance with the provisions of BCRA, the next Shareholders' Meeting must appropriate the amount of 64,302 currently included under Unappropriated earnings to the Statutory Reserve.

NOTE 14— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Reforms introduced by Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

-	The possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

-
As from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

-
Men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system;

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

-
The restriction of the commission charged by the pension fund managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%;

-
Increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

-
The establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime and

-	To apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Entity’s Board of Directors decided to commence with a merger process as described in Note 14.c).

In addition, Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A.; executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A.. This portfolio assignment was approved by the National Superintendence of Insurance on October 10, 2008.

b)	Argentine Unified Social Security System:

Enacted on December 4, 2008, Law No. 26,425 suppressed the capitalization regime that was a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that is known as Argentine Unified Social Security System (“SIPA” for its Spanish acronym).

The following are the main aspects arising from the above Law and from the regulations issued subsequent to its enactment:

-
The ordinary pension benefits, disability benefits and death benefits previously calculated and paid by Pension Fund Managers (AFJP) have been taken over by the National Administration of Social Security (“ANSES” for its Spanish acronym) starting with the accrued benefits corresponding to the month of December 2008;

-
The resources held in the individual capitalization accounts of the members and beneficiaries of the capitalization regime of the former Integrated Retirement and Pension System are to be transferred to the Public Social-Security Regime Sustainability Guaranty Fund in exactly the same assets in which they had been invested, with ANSES becoming the sole and only holder of such assets and rights; and

-
Those who are currently holders of individual capitalization accounts will be able to transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Any compensations that should be payable to

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of.

-	The contributions corresponding to the salaries paid to workers who were members of the individual capitalization regime have been referred to ANSES as from December 1, 2008 and

-	The requests for social security benefits as well as any claim or other request (either new or pending resolution) made by persons who were members of a Pension Fund Manager are now managed by ANSES.

The circumstances described have a significant impact on the operations of Consolidar AFJP S.A. as it needs now to change its corporate purpose if it wishes to continue operating. The Board of Consolidar AFJP S.A. is currently analyzing the various alternatives for the Company to continue operating within the most adequate framework and as of the date hereof it has implemented the actions it deemed necessary to re-adjust its structure to the Company’s new situation and it has disclosed the relevant effects in its financial statements as of December 31, 2008 which have been prepared on the assumption that the Company has the financial capability to maintain its assets and generate future income after its re-conversion. In addition, the Company’s Board is of the opinion that at this juncture, the best alternative is to maintain in its portfolio and until maturity the investments in Government securities issued by the Argentine Government.

Consolidar A.F.J.P. S.A. managed a pension and retirement fund that as of December 31, 2007 amounted to 17,268 million. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar A.F.J.P. S.A. transferred such rights to ANSES for an amount of approximately Ps.14,000 million.

Therefore, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which as of the date hereof stood for 95% of the premiums issued as of December 31, 2008. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

c)	Merger between Consolidar Compañía de Seguro de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (IGJ, as per acronym in Spanish) and the National Superintendence of Insurance (SSN, as per acronym in Spanish) , both companies shall be unified for operational and administrative purposes. On January 29, 2009, the National Superintendence of Insurance authorized the merger. As of the date hereof, the Supervisory Board of Companies (“IGJ” for its Spanish acronym), has not yet granted its approval.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 15—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2008	2007
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	109,429	126,305
Consolidar Cía. de Seguros de Vida S.A.	69,122	65,736
Consolidar Cía. de Seguros de Retiro S.A.	34,980	29,494
Francés Valores Sociedad de Bolsa S.A.	528	470
Atuel Fideicomiso S.A.	1	3
PSA Finance Argentina Cía. Financiera S.A.	34,079	14,010
	248,139	236,018

NOTE 16—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
	Cash	447,953	(*)
	Special Guarantee Accounts	117,859
	BCRA Checking Account	1,238,217
	Cash in valuables’ transportation	346,748	(*)
	Franchises	177,988
	TOTAL	2,328,765

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
	Cash	155,942	(*)
	BCRA Checking Account	1,855,383
	Cash in transit	1,830	(*)
	Cash in valuables’ transportation	52,232	(*)
	TOTAL	2,065,387

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
	Cash	47,278	(*)
	BCRA Checking Account	32,265
	Cash in transit	44	(*)
	Cash in valuables’ transportation	12,554	(*)
	TOTAL	92,141

(*)	Only 67% of these balances are admitted as compliance.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 17—RISK MANAGEMENT POLICIES

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

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking, Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

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

It is in charge of the following:

-	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

-	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (“VaR”) which provides a 99% confidence level at one day.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

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

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the liquidity risk.

Liquidity risk is monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Area Risks Local Unit (ULRAM).

Crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the ULRAM, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

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

The Strategic Risk Management Department, through the Operational Risk area, is entrusted with the implementation of a working framework to allow it to identify, value, follow up, control and mitigate operational risk through the development of specific tools and the maintenance of a historical database of losses as recorded, segmented by business areas and classes of risks.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The Strategic Risk Management Department adopts and applies the guidelines set forth in Communication “A” 4793 issued by the Argentine Central Bank to lay down the guidelines for proper operating risk management.

NOTE 18—PRESENT SITUATION IN THE FINANCIAL AND CAPITAL MARKETS

In recent months, the world’s financial markets have gone through a situation that led to a major increase in volatility and in some cases, to a credit crunch. Indicators have been perceived that point to a global economic slow-down which in some countries have resulted in a recession.

Within this context, the central banks of some countries have taken measures aimed at mitigating the effects of the abovementioned situation.

Argentina has been no exception and the various markets have shown downward trends in the prices of Government and Privates securities. In our case, this situation came hand in hand with a stepwise increase in the interest rate and in the country risk.

It is important to emphasize that the international financial crisis that is having a widespread adverse effect on financial institutions at the global level does not have the same impact on the local financial system because of the differentiation in the exposure to the so-called “toxic” assets that exist in other countries.

NOTE 19—OTHER REQUIERED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

19.1.	Transactions with related parties

The balances as of December 31, 2008 and 2007 for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2008	2007	2008	2007	2008	2007

BBVA S.A.	28,129	5,858	2,510	4,809	25,029	30,438
Consolidar A.R.T. S.A.	98	58	134,150	87,282	491,433	389,552
BBVA Consolidar Seguros S.A.	5,737	33	28,492	10,225	98,334	56,971
Rombo Cía. Financiera S.A.	133,873	150,408	6,664	846	47,000	82,000
Inversora Otar S.A.	107	—	78	347	168,344	375,513
Consolidar Salud S.A.	—	—	—	55	—	—
Consolidar Comercializadora S.A.	136	—	8,531	—	796	—
_______________
(1)
Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and derivates transactions.

The net income as of December 31, 2008, 2007 and 2006, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (1)
	2008	2007	2006
Income	101,916	89,416	62,807
Expenses	28,045	(2,658)	(9,117)
	73,871	86,758	53,690

________________
(1)	All the concerted operations have been contracted according with market’s conditions.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

19.2.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2008	2007
Peso and Foreign Currency Balances	2,789,726	2,288,590

19.3.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 3,127,010 and 2,102,642 as of December 31, 2008 and 2007, respectively; (2) interest-bearing deposits in foreign banks totaling 1,246 and 30,452 as of December 31, 2008 and 2007, respectively, and (3) interest-bearing deposits in local banks totaling 1,218 and 1,092 as of December 31, 2008 and 2007, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totaling 101,704 and 129,661 as of December 31, 2008 and 2007, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 117,859 and 108,697 as of December 31, 2008 and 2007, respectively.

19.4.	Securities holdings in investment accounts and available for sale under BCRA’s rules

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2008 and 2007 were as follows:

	December 31,
	2008	2007	2008	2007	2008(*)	2007(*)	2008	2007
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Debt Consolidation Bonds - Social Security (BOCON)	59,737	—	—	—	36,072	—	23,665	—
Argentine Governments Bonds	524,523	370,832	—	—	225,431	50,391	299,092	320,441
Argentine Central Bank Notes	371,274	176,882	—	334	1,858	—	369,416	177,216
Total	955,534	547,714	—	334	263,360	50,391	692,174	497,657
______________
(*) This amount is accounted in the caption “Allowances” in our Consolidated Financial Statements.

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2008, by contractual maturity, were as follows:

	December 31, 2008
	Book value	Market value
Due in one year or less	9,384	3,971
Due after one year through five years	482,698	460,443
Due after five years through ten years	54,602	36,334
Thereafter	408,850	191,426
Total	955,534	692,174

As of December 31, 2008 and 2007, the Bank did not hold government securities classified as “held to maturity” under U.S. GAAP. The Government securities classified as “holding in investment account” under BCRA’s rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 20.5.1. and 20.5.2.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The amortized cost and the market value of holdings in available for sale accounts under BCRA’s rules at December 31, 2008, by contractual maturity, were as follows:

	December 31, 2008
	Amortized cost	Market value
Due in one year or less	352,496	335,029
Due after one year through five years	309,953	212,452
Due after five years through ten years	96,172	30,021
Thereafter	—	—
Total	758,621	577,502

19.5.	Loans

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

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2008	2007
Government sector	2,400,511	2,367,869
Financial sector	598,755	541,911
Non-financial private sector and residents abroad	9,704,814	8,679,162
—Commercial portfolio
With self-liquidating preferred guarantees	67,365	90,375
With other preferred guarantees	118,017	107,790
Without preferred guarantees	4,514,478	4,942,315
—Consumer portfolio
With self-liquidating preferred guarantees	6,506	7,389
With other preferred guarantees	1,202,805	724,817
Without preferred guarantees	3,795,643	2,806,476

Less: Difference arising from purchase of portfolio	(102)	(93)
Less: Allowances for loan losses	(196,489)	(198,728)
Total	12,507,489	11,390,121

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

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

The Bank also tracks its loan portfolio by industry segment. At December 31, 2008, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Consumer	33.62%
Other	21.39%
Governmental Services	18.90%
Financial Sector	4.71%
Retail Trade	2.79%
Wholesale Trade	2.51%
Agricultural and Livestock	2.45%
Oil and Carbon	2.39%
Food Stuff	2.09%
Mining Products	2.08%
Industrial Metals	2.04%
Beverage	1.30%
Construction	1.01%
Transportation Material	0.76%
Other Manufacturing	0.75%
Electricity, oil, water and sanitary services	0.73%
Rubber Products	0.48%
Total	100.00%

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

During 2008, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2008 and 2007, are as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	2008	2007
Balance at the beginning of the fiscal year	132,604	155,213
New Loans	6,351	2,561
Repayments	(24,279)	(25,170)
Balance at the end of the fiscal year	114,676	132,604

Total loans outstanding to these related parties at December 31, 2008 and 2007 including accrued interest, amounted to 114,676 and 132,604, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2008 and 2007, approximately 49,905 and 163,965 or 0.39% and 1.41% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2008 and 2007, non-performing loans amounted to 110,699 and 62,978, respectively. Past due loans included in the abovementioned amounts reach to 63,623 and 27,082 at December 31, 2008 and 2007, respectively.

19.6.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Balance at the beginning of the fiscal year	198,728	167,097	184,885
Provision for loan losses	38,124	61,985	69,799
Write-offs	(40,363)	(30,354)	(87,587)
Balance at the end of the fiscal year	196,489	198,728	167,097

19.7.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2008	2007
With self-liquidating guarantees	58	11,818
With preferred guarantees	481,698	463,621
Without preferred guarantees	1,964,182	482,646
Allowances	(3,013)	(1,901)
	2,442,925	956,184

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2008	2007
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	1,446,615	1,164,392
Contra debit derivatives accounts	1,658,115	1,506,392
Options	11,115	—
Interest rate SWAP	205,650	342,000
“Notional” amount of non-deliverable forward sales	1,454,414	1,289,267
Contra debit derivatives accounts	1,459,679	1,289,267
Non-deliverable forward transactions balances pending settlement-Receivables	27,230	6,292
Non-deliverable forward transactions balances pending settlement-Liability	67,056	1,002
Forward sales of foreign exchange
Debtors under forward sales of foreign exchange	10	16

Repurchase and reverse repurchase agreements with government securities
Forward purchases of instruments issued by the BCRA under repurchase agreements with holdings available for sale	—	67,720
Creditors under instruments issued by the BCRA repurchase agreements with holdings available for sale	—	61,802
Debtors under reverse repurchase agreements	1,272,056	150,154
Forward sales under reverse repurchase agreements	1,594,911	165,431
Financial debtors under reverse repurchase agreements with the Central Bank	395,289	—

Spot transactions with pending settlement
Unsettled spot securities purchases	7,209	33,075
Creditors under unsettled spot securities purchases	1	33,075
Debtors under unsettled spot securities sales	77	33,554
Unsettled spot securities sales	7,345	32,892
Unsettled spot foreign exchange purchases	—	7,924
Creditors under unsettled spot foreign exchange purchases	—	7,918
Debtors under unsettled spot foreign exchange sales	2,190	3,030
Unsettled spot foreign exchange sales	2,174	3,032
Unsettled spot Government securities purchases	12	1,436
Creditors under unsettled spot Government securities purchases	12	1,428
Debtors under unsettled spot Government securities sales	9,577	19,462
Unsettled spot Government securities sales	37	5,111

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

19.8.	Premises and equipment and other assets

19.8.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2008	2007
Land and buildings	50	484,858	465,620
Furniture and facilities	10	76,975	55,969
Machinery and equipment	5	141,193	100,040
Vehicles	5	5,410	5,292
Accumulated depreciation		(266,770)	(227,306)
Total		441,666	399,615

Depreciation expense was 42,468 and 37,203, at December 31, 2008 and 2007, respectively.

19.8.2.	Other assets

Other assets consisted of the following at December 31, 2008 and 2007:

	Estimated useful life (years)	December 31,
Description		2008	2007
Rent assets	50	6,496	15,558
Works of art	—	983	983
Assets acquired for secure loans	50	4,283	4,646
Stationery and office supplies	—	3,667	2,693
Land and buildings not affected by banking activities	50	12,357	12,512
Vehicles to deliver for leasing		—	2,558
Total		27,786	38,950

Depreciation expense was 579 and 4,035, at December 31, 2008 and 2007, respectively.

19.9.	Intangible assets

Goodwill

The breakdown of goodwill account as of December 31, 2008 and 2007 is as follows:

	December 31,
Description	2008	2007
Goodwill for the purchase of Corp Banca S.A., net of accumulated amortization	—	12,200

Depreciation expense on goodwill was 12,200 and 6,629 at December 31, 2008 and 2007, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Organization and development expenses

The breakdown of organization and development account as of December 31, 2008 and 2007, is as follows:

	Estimated useful life (years)	December 31,
Description		2008	2007
Start-up expenses of Consolidar AFJP	11	—	12,244
Organization and development non – deductible expenses (1)	5	—	57,489
Computer software acquisition expenses and computer programs development expenses	5	17,663	9,412
Other intangible assets	5	37,669	25,035
Total		55,332	104,180
________________
(1)  See Note 3.4.13.

The 2008 and 2007’s variations in intangible asset accounts were as follows:

	December 31,
	2008	2007
Balance at the beginning of the fiscal year	104,180	388,632
—Additions	93,767	60,648
—Decreases	2,116	—
—Period amortization	140,499	345,100
Balance at the end of the fiscal year	55,332	104,180

19.10.	Other liabilities from financial transactions – Argentine Central Bank

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2008	2007
Short-term liabilities	2,982	1,833
Total	2,982	1,833

At December 31, 2008 and 2007, accrued interests and other differences included on the above liabilities amounted to 185 and 169, respectively.

19.11.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2008	2007
Short-term liabilities
Other lines of credit from local and foreign banks	355,612	617,050
Total short-term liabilities	355,612	617,050
Long-term liabilities
Other lines of credit from local and foreign banks	42,103	22,220
Total long-term liabilities	42,103	22,220
Total	397,715	639,270

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Accrued interests included on the above liabilities are 10,691 and 10,756, at December 31, 2008 and 2007, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets. Interest rates for long-term liabilities vary from 4.95% to 24.69% per annum.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2010	27,264
2011	13,855
2012	984
2013	—
Total	42,103

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

19.12.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2008	2007
Assets
Cash and due from Banks	2,205,798	1,260,938
Government and private securities	671,606	87,423
Loans	1,919,116	2,253,335
Other receivables from financial transactions	489,736	106,975
Assets subject to financial leasing	58	62
Investments in other companies	913	833
Other receivables	39,138	18,951
Suspense items	228	352
Total	5,326,593	3,728,869
Liabilities
Deposits	3,528,814	2,459,570
Other liabilities from financial transactions	1,205,564	1,027,236
Other liabilities	40,153	15,901
Suspense items	905	2
Total	4,775,436	3,502,709

19.13.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2007 and 2006 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2008	1,425,376	2,277,354	851,978
December 31, 2007	1,283,572	2,233,040	949,468
_____________
(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least Ps.41,800 and Ps.53,432 as at December 31, 2008 and 2007, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

19.14.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2008, 2007 and 2006, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

19.15.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Banco Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to SFAS No. 87, 132 (revised 2003) and 158. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2008, 2007 and 2006 the Bank has been accruing 1,006, 883 and 4,580 in “Administrative Expenses - Personal Expenses”, respectively. This concept has not had impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of total monthly payroll. These expenses aggregated 73,205, 53,144 and 42,423 for the fiscal years ended December 31, 2008, 2007 and 2006, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

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

	As of December 31, 2008
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	22,400,481	452,766	22,853,247	285,011	2,872,885	(185,678)	25,825,465
Financial income	1,944,883	49,091	1,993,974	23,674	352,065	(90,609)	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	226,262	329,851	(14,048)	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	249,936	681,916	(104,657)	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(110)	(5,682)	90,609	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)				(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(232,259)	(50,969)	5,614	(1,413,448)
Other expenses	(603,047)	(24,785)	(627,832)	(54,168)	(598,860)	8,434	(1,272,426)
Total expenses (2)	(3,039,213)	(47,659)	(3,086,872)	(286,537)	(655,511)	104,657	(3,924,263)
(Loss)/Gain on minority interest in subsidiaries	(135)	(5,068)	(5,203)	16,876	(8,872)		2,801
Total net income	277,840	45,862	323,702	(19,725)	17,533		321,510
_______________
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	As of December 31, 2007
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	18,903,940	264,251	19,168,191	377,785	2,562,922	(85,899)	22,022,999
Financial income	1,610,891	14,594	1,625,485	37,162	247,412	(5,847)	1,904,212
Service charge income and other income	1,220,097	20,469	1,240,566	463,960	580,609	(274,062)	2,011,073
Total income (1)	2,830,988	35,063	2,866,051	501,122	828,021	(279,909)	3,915,285
Financial expenses	(682,913)	(2,642)	(685,555)	(415)	(8)	5,847	(680,131)
Allowances for doubtful loans	(60,370)	(1,892)	(62,262)	—	—	—	(62,262)
Operating expenses	(872,913)	(4,887)	(877,800)	(211,084)	(38,741)	3,464	(1,124,161)
Other expenses	(1,027,268)	(9,911)	(1,037,179)	(278,988)	(748,572)	270,598	(1,794,141)
Total expenses (2)	(2,643,464)	(19,332)	(2,662,796)	(490,487)	(787,321)	279,909	(3,660,695)
Loss on minority interest in subsidiaries	(169)	(458)	(627)	(4,903)	(14,011)	—	(19,541)
Total net income	187,355	15,273	202,628	5,732	26,689	—	235,049

	As of December 31, 2006
	Banking Financial
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total	Pension Fund Manager	Insurance	Eliminations	Total

Total assets	16,294,763	109,151	16,403,914	373,844	2,204,731	(147,860)	18,834,629
Financial income	1,514,699	7,030	1,521,729	44,237	384,026	(13,588)	1,936,404
Service charge income and other income	653,149	11,249	664,398	377,019	410,135	(221,237)	1,230,315
Total income (1)	2,167,848	18,279	2,186,127	421,256	794,161	(234,825)	3,166,719
Financial expenses	(581,603)	(95)	(581,698)	(234)	(1)	13,588	(568,345)
Allowances for doubtful loans	(69,411)	(714)	(70,125)	—	—	—	(70,125)
Operating expenses	(711,655)	(3,320)	(714,975)	(171,273)	(43,750)	2,594	(927,404)
Other expenses	(707,660)	(4,219)	(711,879)	(249,662)	(638,894)	218,643	(1,381,792)
Total expenses (2)	(2,070,329)	(8,348)	(2,078,677)	(421,169)	(682,645)	234,825	(2,947,666)
Gain/(Loss) on minority interest in subsidiaries	52	(1,505)	(1,453)	(40)	(37,523)	—	(39,016)
Total net income	97,571	8,426	105,997	47	73,993	—	180,037
______________
(4)	Includes: financial income, service charge income and other income.
(5)	Includes: financial expenses, provision for loan losses, service charge expenses, operating expenses, other expenses and income tax.
(6)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Pension Fund Manager segment has been affected by the reform of the integrated retirement and pension system, as mentioned in Note 14.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 19.5., the Bank has significant exposure to the Argentine Federal Government in form of secured loans and other debt obligations. For the fiscal years ended December 31, 2008, 2007 and 2006, the Bank recorded, under BCRA rules, income from secured loans (Decree No. 1387/01), including CER accrual for 307,305, 340,182 and 526,613, respectively. In addition, for the fiscal years ended December 31, 2008 the Bank recorded net expenses from government securities for 305,688 and recorded net income for 283,968 and 523,158 for the fiscal years ended December 31, 2007 and 2006, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Substantially most of Bank’s operations, property and customers are located in Argentina.

19.17.	Consolidated income statements and balance sheets

The presentation of Consolidated Financial Statements according to BCRA’s rules differs significantly from the format required by the US. Securities and Exchange Commission under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). These Consolidated Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC.

The consolidated income statements presented below discloses the categories required by Article 9:

	December 31,
	2008	2007	2006
Consolidated Income Statements
Interest and fees on loans	1,699,128	1,202,946	1,132,766
Interest on investment securities	55,774	4,498	43,684
Trading account interest	—	403,747	580,901
Total interest income	1,754,902	1,611,191	1,757,351
Interest on deposits	771,304	578,982	471,763
Trading account interest	253,463	—	—
Interest on short-tern borrowings	41,268	33,663	50,036
Interest on long-term debt	107	19	265
Total interest expense	1,066,142	612,664	522,064
Net interest income	688,760	998,527	1,235,287
Provision for loan losses	36,708	62,262	70,125
Net interest gain after provision for loan losses	652,052	936,265	1,165,162
Service charges on deposit accounts	246,473	191,952	165,776
Credit card service charges and fees	326,623	203,096	127,481
Fees on securities activities	15,547	11,464	12,600
Other commissions	652,560	825,990	640,702
Income from investment in equity securities	65,121	9,363	19,941
Foreign currency gains net	207,582	117,403	78,655
Gains on disposal of fixed and other assets	9,559	1,005	—
Minority interest in subsidiaries	2,801	—	—
Others	928,786	943,790	363,386
Total other income	2,455,052	2,304,063	1,408,541

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	December 31,
	2008	2007	2006
Consolidated Expenses Statements
Commissions	176,463	114,371	76,538
Personnel expenses	745,034	588,483	485,013
Fees and external administrative services	109,645	76,414	50,887
Depreciation of bank premises and equipment and other fixed assets	43,047	41,238	32,653
Business travel and development	19,435	18,317	16,628
Utilities	30,074	26,016	21,714
Advertising and promotion	72,764	67,212	46,050
Contributions and taxes	200,650	148,858	118,847
Maintenance and repairs	53,718	38,553	30,712
Amortization of Goodwill	12,200	6,629	6,629
Provision for loss contingencies	199,603	157,626	312,485
Loss on disposal of fixed and other assets	—	—	7,657
Minority interest in subsidiaries		19,541	39,016
Others	1,091,691	1,651,627	1,077,157
Total other expenses	2,754,324	2,954,885	2,321,986
Income before income tax and tax on minimum presumed income expenses	352,780	285,443	251,717
Income tax and tax on minimum presumed income expenses	31,270	50,394	71,680
Net income	321,510	235,049	180,037
Net income per Ordinary Share	0.68	0.50	0.38

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

Argentine Central Bank’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2008 and 2007 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

	December 31,
	2008	2007
Assets
Cash and due from banks	1,113,606	1,035,128
Interest bearing deposits in other banks	3,247,332	2,242,883
Unsettled spot purchases	7,221	42,435
Debtors under forward sales and under reverse repurchase agreements	1,667,355	150,170
Debtors under unsettled spot sales	11,844	56,046
Trading account assets	3,365,936	3,260,955
Investments securities	1,052,174	625,700
Loans	12,703,978	11,588,849
Allowance for loan losses	(196,489)	(198,728)
Premises and equipment	441,666	399,615
Intangible assets	55,332	116,380
Other assets	2,355,510	2,703,566
Total assets	25,825,465	22,022,999

Liabilities and Stockholders’ Equity
Interest bearing deposits	13,232,394	12,176,829
Non interest bearing deposits	3,846,809	2,832,929
Creditors under forward purchases and under reverse repurchase agreements	67,056	1,002
Creditors under unsettled spot purchases	13	104,223
Forward sales and under repurchase agreements	1,594,911	165,431
Unsettled spot sales	9,556	41,035
Other short-term borrowings	1,359,909	1,357,341
Other liabilities	101,781	80,989
Long-term debt	2,909,630	2,528,401
Commitments and contingent liabilities	379,243	441,964
Minority Interest in subsidiaries	248,139	236,018
Common Stock	471,361	471,361
Non-capitalized contributions	175,132	175,132
Other stockholders’ equity	1,429,531	1,410,344
Total liabilities and stockholders’ equity	25,825,465	22,022,999

19.18.	Off-Balance sheet financial instrument

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
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

a)	Derivatives

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial institutions.

These instruments include:

▪
Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index. As December 31, 2007 and 2006 the Bank did not have outstanding options.

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

▪
Swaps: they are agreements between two parts with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements. In addition see Note 11.

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2008 and 2007 the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 19.7. The following table shows at December 31, 2008 and 2007 the notional value forward transactions and SWAP divided between hedging and trading:

	December 31, 2008		December 31, 2007
	Trading	Total	Trading	Total
Forward sales and purchases of foreign exchange	2,901,029	2,901,029	2,453,659	2,453,659
Interest rate SWAP	205,650	205,650	342,000	342,000
Options	11,115	11,115	—	—

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2008	2007
Credit lines granted (unused portion) cover by debtor classification	74,294	26,185
Foreign trade acceptances and standby letters of credit	253,867	196,522
Guarantees granted	317,343	270,396
______________
 (*) A significant portion of the Bank’s guarantees as of December 31, 2008 and 2007, have a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2008	2007
Self-liquidating counter guarantees	17,681	14,873
Preferred counter guarantees	8,138	3,816

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2008	2007
Checks drawn on the Bank pending clearing	213,423	223,112
Checks drawn against other Banks	425,136	388,952
Drafts and notes for collection	660,891	579,318

c)	Trust activities

See Note 9.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

NOTE 20 — SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA’s rules followed in the preparation of the Bank’s Consolidated Financial Statements and those applicable in the United States under generally accepted accounting principles (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards. Pursuant to the BCRA’s rules, the Bank’s Consolidated Financial Statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in Note 3.2. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA’s rules has not been reversed in the reconciliation to U.S. GAAP.

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2008	2007	2006
Income before income tax in accordance with US GAAP	1,541,720	1,931,451	1,468,544
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax (benefit) provision computed at statutory rate	539,602	676,008	513,990
Tax exempt income	87,774	78,754	(14,257)
Other, net	(27,221)	21,766	(11,391)
Initial adjustments to net deferred tax assets	—	—	(104,391)
Income tax computed in accordance with U.S. GAAP	600,155	776,528	383,391
Income tax computed in accordance with BCRA’s rules	(138,052)	281,500	23,000
Adjustments to reconcile income tax (benefit) to U.S. GAAP	738,207	495,028	360,391
(Recover) of allowances on deferred tax assets	(331,511)	(328,508)	(325,939)

The tax exempt income adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (13,848, 18,003 and 31,109 for the fiscal years ended December 31, 2008, 2007 and 2006, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Guaranteed Loans received were exempt in the income tax (5,704, 9,798 and 15,042 for the fiscal years ended December 31, 2008, 2007 and 2006, respectively) and the effects generated for the recover of allowances for 116,029 in the fiscal year ended December 31, 2008.

“Initial adjustments to net deferred tax assets” are originated in changes that occurred in the tax legislation for the fiscal years ended December 31, 2006.

As explained in Note 5.1, under BCRA’s GAAP the capitalization of the net operating losses is not allowed. Consecuently, these adjustments have not impact under such rules.

Under US GAAP, the net operating losses that are part of the net deferred tax assets were entirely provisioned in the year 2005. As the initial adjustment affected net operating losses that were entirely provisioned, its impact in equity as well as in the income/loss was neutral.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

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

As mentioned in Note 5.2 to the Consolidated Financial Statements, tax on minimum presumed income (“TOMPI”) is a complementary tax to the income tax. The Bank’s tax obligation for each year will coincide with the highest of two taxes, the BCRA income tax and TOMPI. However, if TOMPI exceeds the income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years. Since TOMPI is calculated on different basis than income tax (under tax legislation is based on taxable assets and it is not based in income for fiscal years and has no relation with income), it is not included in the line “Income tax computed in accordance with BCRA’s rules”.

“Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to 138,052 for the fiscal year 2008 was classified in the “Other Income” line item of the Consolidated Statement of Operations. For the fiscal years 2007 and 2006 it amounted to 281,500 and 23,000, respectively, and was classified in the “Other Expenses” line item of the Consolidated Statement of Operations (see Note 6 with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules).

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI, while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2008, 2007 and 2006 “income tax and TOMPI” account includes only TOMPI for 31,270, 50,394 and 71,680, respectively.

The amounts related to the Income Tax computed in accordance with BCRA’s rules and Tax on minimun presumed income (TOMPI) are disclosed below:

	December 31,
	2008	2007	2006
Tax on minimum presumed income (Income tax and TOMPI line item – F-9)	31,270	50,394	71,680
Income tax computed in accordance with BCRA’s rule (Other Income/Expenses line item)	(138,052)	281,500	23,000
Total – Income tax plus Tax on minimum presumed income	(106,782)	331,894	94,680

SFAS No. 109 requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided an additional valuation allowance of 151,426 and 479,934 as of December 31, 2007 and 2006, respectively, and reduced the valuation allowance in 180,085 as of December 31, 2008.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2008	2007	2006
Deferred tax assets:
Government and private securities valuation	208,239	—	89,485
Loan origination and issuance credit card’s fees	28,216	18,004	14,733
Property, equipment and miscellaneous assets	19,084	13,491	11,575
Other liabilities	10,016	21,624	26,151
Allowance for loss contingencies	169,603	225,647	563,672
Reserves from insurance activities	—	2,174	80,515
Net operating loss	87,394	403,938	562,780
Other	24,567	5,965	12,834
	547,119	690,843	1,361,745
Deferred tax liabilities:
Government and private securities valuation	—	(23,484)	—
Loans	(150,209)	(66,268)	(43,251)
Foreign exchange difference	(14,133)	(15,460)	(10,839)
Intangible assets	(28)	(4,550)	(982)
Reserves from insurance activities	(57,485)	—	—
	(221,855)	(109,762)	(55,072)
Net deferred tax asset under U.S. GAAP	325,264	581,081	1,306,673
Net deferred tax asset in accordance with BCRA’s rules	193,552	55,500	337,000
Adjustment to reconcile net deferred tax assets / liabilities to U.S. GAAP	131,712	525,581	969,673
Allowances on deferred tax assets in accordance with BCRA’s rules	(193,552)	(55,500)	(337,000)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	180,085	(151,426)	(479,934)

Allowances on deferred tax assets in accordance with US GAAP	(13,467)	(206,926)	(816,934)
Net deferred tax asset under BCRA	—	—	—
Net deferred tax asset under U.S. GAAP – Net of allowances	311,797	374,155	489,739

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 20.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2008, 2007 and 2006.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 20.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible. In addition, it includes the difference between account and tax recognition of income of federal government secured loans.

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
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

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

As of December 31, 2008, the Bank (on individual basis) carries accumulated tax loss carry-forwards of 87,394 that will expire as follows:

Amount
2009	87,394

The Bank estimates to use the tax loss for 87,394 during the fiscal year 2009.

The adjustments required in order to reconcile assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 311,797, 374,155 and 489,739 as of December 31, 2008, 2007 and 2006, respectively. In addition, income would have decreased by 406,697, 166,520 and 34,452 as of December 31, 2008, 2007 and 2006, respectively.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As mentioned in Note 5.2. as of December 31, 2008 the Bank has recorded an asset for the credit for tax on minimum presumed income.

As of December 31, 2008, the Bank (on stand alone basis) carries accumulated tax on minimum presumed income credits for 236,205 that will expire as follows:

Amount
2011	17,115
2012	24,519
2013	23,997
2014	24,462
2015	28,653
2016	31,741
2017	37,825
2018	47,893

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

20.2.	Loan origination and issuance credit card’s fees

The Bank recognizes fees on credit card products, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP, particularly under SFAS No. 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 86,765, 48,473 and 38,638 at December 31, 2008, 2007 and 2006, respectively. On the other hand, income for the fiscal years ended December 31, 2008, 2007 and 2006 would have decreased by 38,292, 9,835 and 15,587, respectively.

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would have increased assets by 4 at December 31, 2008 and decreased by 6,824 and 11,372 at December 31, 2007 and 2006, respectively. In addition income would have increased by 6,828, 4,548 and 5,518 at December 31, 2008, 2007 and 2006, respectively.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The following table discloses the amounts required by SFAS No. 114, as of December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
—Total amount of loans considered as impaired	181,591	110,516	129,953
Amount of loans considered as impaired for which there is a related allowance for credit losses	181,591	110,516	129,953
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	97,663	72,667	105,847
—Average balance of impaired loans during the fiscal year	150,956	114,057	279,495

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Balance at the beginning of the fiscal year	91,498	96,852	284,327
Provision for loan losses	52,543	25,000	49,124
Charge-offs	(40,363)	(30,354)	(236,599)
Balance at the end of the fiscal year	103,678	91,498	96,852

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

The Bank recognizes interest income on a cash basis for non-accrual loans. SFAS No. 114 requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

20.4.2.       Impaired loans—Non-Financial Private Sector and residents abroad

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures”, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 500 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. SFAS No. 118 amends the income recognition provisions that had been included in SFAS No. 114.

Had U.S. GAAP been applied, the Bank’s assets would have increased by 92,811, 107,230 and 70,245 at December 31, 2008, 2007 and 2006, respectively. On the other hand, the income would have decreased by 14,419 at December 31, 2008 and have increased by 36,985 and 20,676 at December 31, 2007 and 2006, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
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

As provided for in BCRA’s Communications “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap. BCRA rules determined that these securities had to be recorded at their amortized cost which was significantly higher than the market value. No impairment was recorded as these assets are not subject to impairment under Argentine banking GAAP.

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

For subsequent periods, management evaluates the collection of these loans on a regular basis, and considers that such loans are not impaired in accordance with SFAS No. 114. In addition, the carrying amount under US GAAP is significantly lower than the principal of such loans and the discounted cash flows expected to be received from these loans, including the swap mentioned in Note 3.4.3. Therefore, the Bank has not recorded an allowance for such loans.

In the fiscal years for 2008, 2007 and 2006 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	December 31,
	2008	2007	2006
Guaranteed loan portfolio under BCRA	2,057,870	2,054,855	2,617,265
Guaranteed loan portfolio under USGAAP	1,840,401	1,712,450	2,058,051
Difference – Reconciliation adjustment	217,469	342,405	559,214

As of December 31, 2008, 2007 and 2006 the values calculated as mentioned in the above paragraph were translated into pesos. The income for the fiscal years ended December 31, 2007 and 2006 mainly reflects the revenues arisen from the sale of an important part of the stock of these assets occurred during the years then ended at market values significantly higher to those recorded in accordance with U.S. GAAP, and by the interest accretion of the loans in stock.

Detailed below, it is the portfolio sales occurred in the period 2007-2006 calculated and their respective gain under U.S. GAAP:

	Portfolio sales price	US GAAP value	Gain on portfolio sales	Total income adjustment
2006	1,199,288	904,768	294,520	350,286
2007	677,304	533,362	143,942	216,809

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

These sales had no guarantee or recourse against the Bank, nor there is any commitment from the Bank side regarding their collectibility or repurchase, as a consequence they are made on a non-recourse basis as considered by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The effects of adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by 217,469, 342,405 and 559,214 at December 31, 2008, 2007 and 2006, respectively. On the other hand, the income for the fiscal years ended December 31, 2008, 2007 and 2006 would have increased by 124,936, 216,809 and 350,286, respectively.

20.4.4.       Loans—Non-Financial Provincial Governmental Sector and other governmental sector agencies

As a result of Public Emergency and Exchange System Reform Law and the public debt default on January 2002, meeting such obligations is based on scant Argentine Treasury resources and the persistent fiscal deficit of the Federal, Provincial and Municipal Governments, which inevitably led to a significant public indebtedness. Therefore, the Ministry of Economy was empowered to take the actions and deal with the formalities needed to reschedule the Federal Government’s debt.

During the fiscal year ended December 31, 2006, the process of swap of Provincial Development Trust Fund Corporate Bonds ended, for which the Bank received Secured Bonds due in 2020 (BOGAR 2020).

Considering the issues mentioned above, impairment does affect such credit facilities and a loss must therefore be recorded according to U.S. GAAP for the difference between their accounting value and the expected value of their future cash flows, taking into consideration the provision of SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”.

The effects of adjustments required to state these amounts in accordance with U.S. GAAP would have increased income by 149,012 at December 31, 2006 (additionally see Note 20.5.1.).

20.5.	Government and private securities valuation

20.5.1.       Government and other debt securities—Available for sale

During the fiscal year 2005, as a result of the Government’s debt restructuring, the Bank received for the defaulted portfolio Dollar-denominated Discount bonds amounted to US$26,083, and Peso-denominated Discount bonds amounted to Ps.146,818. During the fiscal year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into BOGAR 2020, the face value of the corporate bonds swapped amounted to 551,230,672.

According to U.S. GAAP, the Bank decided to classify these Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, SFAS No. 115 requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings /(losses). This valuation criteria differ from BCRA’s rules, as described in Note 3.4.2.

Had U.S. GAAP been applied, the Bank’s assets would have decreased 216,190, 31,448 and 76,307 at December 31, 2008, 2007 and 2006, respectively.

On the other hand, the income for the fiscal years ended December 31, 2008, 2007 and 2006 would have increased by 660,761, 147,594 and 61,256, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities and Other debt securities available for sale as of December 31, 2008 and 2007 are as follows:

	Government securities			Other debt securities
	December 31,			December 31,
	2008	2007	(*)	2008	2007	(*)
Amortized cost	3,838,488	3,828,749		—	26,511
Gross Unrealized (Loss) / Gain	(1,104,112)	(119,310)		—	(976)
Fair Value	2,734,376	3,709,439		—	25,535
Number of Positions	61	53		—	3
_______________
(*) All these securities have been in an unrealized loss position for less than 12 months.

The following table shows the disclosures about investments in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	1,220,623	(90,846)	874,720	(1,020,067)	2,095,343	(1,110,913)

We have evaluated this decline in fair value to determine whether it is other than temporary an we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2008 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event.

▪	The principal and interest payments have been made as scheduled, and there in no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

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

Had U.S. GAAP been applied, the Banks assets would have decreased by 1,021 at December 31, 2006. On the other hand, the Bank’s income for the fiscal years ended December 31, 2007 would have increased by 1,021 and would have decreased by 5,546 for the fiscal year ended December 31, 2006.

20.6.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset is being amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2008 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

SFAS No. 5 “Accounting for Contingencies” requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 19,855, 78,177 and 363,887 at December 31, 2008, 2007 and 2006, respectively. On the other hand the income for the fiscal years ended December 31, 2008, 2007 and 2006 would have increased by 58,322, 285,710 and 222,647, respectively.

20.7.	Investment in other companies

At December 31, 2008, 2007 and 2006, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 4,707, 3,187 and 1,196 at December 31, 2008, 2007 and 2006, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with Argentine Central Bank’s rules. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 34,504, 24,621 and 20,638 at December 31, 2008, 2007 and 2006, respectively.

On the other hand, the income for the fiscal years ended December 31, 2008, 2007 and 2006 would have decreased by 11,403, 5,974 and 3,068, respectively, due to the effect of the differences mentioned in the preceding paragraphs.

20.8.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. SFAS No. 43, “Accounting for Compensated Absences”, requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied, the Bank’s liabilities would have increased by 23,176, 59,982 and 48,394 at December 31, 2008, 2007 and 2006, respectively. In addition, the income for the fiscal year ended December 31, 2008 would have increased by 36,806 and would have decreased by 11,588 and 3,565 for the fiscal years ended December 31, 2007 and 2006, respectively.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 1,299,450 and 1,191,382 at December 31, 2008 and 2007, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.10.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

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
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

futures contracts are governed by SFAS No. 133, “Accounting for Derivated Instruments and Hedging Activities” (see Note 20.16.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 9,569 and 83,456 at December 31, 2008 and 2007, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.11.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under SFAS No. 52, “Foreign Currency Translation”, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2008, 2007 and 2006. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

20.12.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 253,867 and 196,522 at December 31, 2008 and 2007, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.13.	Provisions and technical commitments related to insurance activities

20.13.1.     Provision related to insurance activities

As indicated in Note 14.b) at December 31, 2007, the subsidiary Consolidar AFJP S.A. manages a retirement and pension plan for an amount of 17.3 billion pesos. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar AFJP S.A. transferred such rights to ANSES for an amount of approximately 14.0 billion.

Consolidar AFJP S.A. has recorded provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators.

Under U.S. GAAP, the effects of adjustments required to state such provisions for incurred but not recorded claims related to death and disability, in accordance with SFAS No. 60 “Accounting and Reporting by Insurance Enterprises”, would have decreased stockholders’ equity by 230,194 at December 31, 2006.

As mentioned in Note 14.a), the Argentine Congress enacted Law No. 26,222, which eliminated the liability for pension fund managers for all death and disability claims received after December 31, 2007. Beginning on January 1, 2008, all death and disability claims were paid using a fund of mutual contributions (“mutual fund”). In accordance with paragraph 16 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” the Company’s liability for incurred but not reported claims has been extinguished.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Pursuant to this law, Consolidar AFJP does not remain legally obligated on the death and disability benefit claims that are received after December 31, 2007. Furthermore the Company is legally discharged from the obligation for claims received after December 31, 2007.

Therefore the extinguished liability described above has been derecognized in the fiscal year ended December 31, 2007. Had US GAAP been applied, the income for the fiscal year ended December 31, 2007 would have increased by 230,194. On the other hand, income for the fiscal years ended December 31, 2006 would have decreased by 21,155.

20.13.2.     Technical Commitments

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.e) and 6.).

The effects of adjustments required to state such amounts in accordance with US. GAAP, under SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, would have decreased liabilities by 176,773, 16,865 and 30,150 at December 31, 2008, 2007 and 2006, respectively. On the other hand, income for the fiscal year ended December 31, 2008 and 2006 would have increased by 159,908 and 20,036, respectively, and for the fiscal year ended December 31, 2007 would have decreased by 13,285.

20.14.	Fair Value of Financial Instruments

(i)
The SFAS No. 157 “Fair value measurement” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Banco Francés, has categorized its financial instruments based on the priority of the inputs to the valuation technique, into same of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Financial Statements are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that BBVA Banco Francés has the ability to access.
Level 2
They are inputs other tan quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:
a)    Quoted prices for similar assets or liabilities in active markets;
b)    Quoted prices for identical or similar assets or liabilities in non-active markets;
c)    Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d)    Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3
Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Assets and liabilities valued at their fair recurrent value as of December 31, 2008 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	2,967,235	1,561,364	—	4,528,599
Other receivables from financial transactions	9,734	27,230	—	36,964

Liabilities
Other liabilities from financial transactions	1,606,394	67,056	—	1,673,450

(ii)
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

SFAS No. 107 defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that either conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2008 and 2007.

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2008 and 2007.

Other receivables from financial transactions

▪
Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2008 and 2007 of the securities to be received after the fiscal year-end.

▪
Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2008 and 2007 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2008 and 2007, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 19.18.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2008 and 2007 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2008 and 2007:

	December 31,
	2008		2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	4,243,080	4,243,080	3,169,314	3,169,314
Government and private securities (1)	5,233,660	4,528,599	5,181,253	5,058,580
Loans (2)	12,507,489	11,122,671	11,390,121	10,856,600
Other receivables from financial transactions (3)	2,442,925	2,445,805	956,184	961,045
Assets subject to financial leasing	379,120	379,120	323,522	323,522
Investments in other companies	96,640	96,640	77,986	77,986
	24,902,914	22,825,915	21,098,380	20,447,047
Financial liabilities
Deposits	17,079,203	17,079,203	15,009,758	15,009,758
Other liabilities from financial transactions (3)	3,135,153	3,132,891	1,750,021	1,755,344
	20,214,356	20,212,094	16,759,779	16,765,102
_________________
(1)	Includes the effect described in Note 20.5.
(2)	Includes the effects described in Notes 20.4.2., 20.4.3. and 20.4.4.
(3)	Includes the effects described in Notes 20.16.

20.15.	Goodwill

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

The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2008, 2007 and 2006.

▪
On May 13, 1999, BBVA (majority owner of BBVA Banco Francés) acquired CB and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Banco Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied, the Bank’s assets would have increased by 54,695, 42,495 and 35,866 at December 31, 2008, 2007 and 2006, respectively. Additionally, the income would have increased by 12,200, 6,629 and 6,630 for the years ended December 31, 2008, 2007 and 2006, respectively.

▪
SFAS No. 142 “Goodwill and Other Intangible Assets” requires, effective January 1, 2002, that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied, the Bank’s assets would have decreased by 309,577 as of December 31, 2008, 2007 and 2006, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

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

Had US GAAP been applied, the assets and liabilities would have increased by 5,474 and 4,292, respectively, at December 31, 2008 and by 4,861 and 8,300, respectively, at December 31, 2007. On the other hand, income for the fiscal year ended December 31, 2008 would have increased by 4,621 and would have decreased by 3,439 at December 31, 2007.

In Note 19.18., it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

20.17.	Allowance for other contingencies

The Bank maintained reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18.). These reserves have been reversed on fiscal year 2007 under BCRA rules.

The effects of adjustments required to state such amounts in accordance with SFAS No. 5, “Accounting for Contingencies”, would have decreased income for the fiscal year ended December 31, 2007 by 44,818.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

20.18.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref.	2008	2007	2006
Net income as stated		321,510	235,049	180,037
Deferred taxes	20.1	(738,208)	(495,028)	(360,391)
Allowances on deferred tax assets	20.1	331,511	328,508	325,939
Loan origination and issuance credit card’s fees	20.2	(38,292)	(9,835)	(15,587)
Intangible assets	20.3	6,828	4,548	5,518
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	(14,419)	36,985	20,676
Federal Government secured loans	20.4.3	124,936	216,809	350,286
Loans-Non-Financial Provincial Governmental Sector and other governmental
sector agencies	20.4.4	—	—	149,012
Government and private securities valuation	20.5	660,761	148,615	55,710
Gain contingencies	20.6	58,322	285,710	222,647
Investment in other companies	20.7	(11,403)	(5,974)	(3,068)
Vacation expense	20.8	36,806	(11,588)	(3,565)
Provision related to insurance activities	20.13.1	—	230,194	(21,155)
Technical Commitments	20.13.2	159,908	(13,285)	20,036
Goodwill	20.15	12,200	6,629	6,630
Accounting for Derivative Instruments and Hedging Activities	20.16	4,621	(3,439)	—
Allowance for other contingencies	20.17	—	(44,818)	44,818
Net income in accordance with U.S. GAAP		915,081	909,080	977,543
Net income per share in accordance with U.S. GAAP		1.94	1.93	2.07
Weighted average number of shares Outstanding (in thousands)		471,361	471,361	471,361

		Consolidated Stockholders' Equity December 31,
	Ref.	2008	2007	2006
Stockholders' equity as stated		2,076,024	2,056,837	1,954,584
Deferred taxes	20.1	131,712	525,581	969,673
Allowances on deferred tax assets	20.1	180,085	(151,426)	(479,934)
Loan origination and issuance credit card’s fees	20.2	(86,765)	(48,473)	(38,638)
Intangible assets	20.3	4	(6,824)	(11,372)
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	92,811	107,230	70,245
Federal Government secured loans	20.4.3	(217,469)	(342,405)	(559,214)
Government and private securities valuation	20.5	(216,190)	(31,448)	(77,328)
Gain contingencies	20.6	(19,855)	(78,177)	(363,887)
Investment in other companies	20.7	(39,211)	(27,808)	(21,834)
Vacation expense	20.8	(23,176)	(59,982)	(48,394)
Provision related to insurance activities	20.13.1	—	—	(230,194)
Technical Commitments	20.13.2	176,773	16,865	30,150
Goodwill	20.15	—	(12,200)	(18,829)
Accounting for Derivative Instruments and Hedging Activities	20.16	1,182	(3,439)	—
Allowance for other contingencies	20.17	—	—	44,818
Consolidated Stockholders’ equity in accordance with U.S. GAAP		2,055,925	1,944,331	1,219,846

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2008	2007	2006
Assets	27,199,899	23,266,358	19,230,659
Liabilities	25,143,974	21,322,027	18,010,813

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

20.19.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income
	December 31,
	2008	2007	2006
Financial income	3,098,480	2,012,758	2,028,677
Financial expenses	(1,196,657)	(681,573)	(568,345)
Allowances for doubtful loans	(51,127)	(25,277)	(49,450)
Service charge income	1,144,776	1,172,832	900,764
Service charge expenses	(240,631)	(158,927)	(110,199)
Operating expenses	(1,363,972)	(1,127,325)	(920,608)
Other income	1,218,906	1,650,388	1,129,778
Other expenses	(1,068,055)	(911,425)	(942,073)
Income before income tax	1,541,720	1,931,451	1,468,544
Income Tax	(600,156)	(776,528)	(383,391)
Tax on minimum presumed income	(31,270)	(50,394)	(71,680)
Net income	910,294	1,104,529	1,013,473
Income / (Loss) on minority interest in subsidiaries	4,787	(195,449)	(35,930)
Total consolidated income	915,081	909,080	977,543
Comprehensive income
Net income in accordance with U.S. GAAP	915,081	909,080	977,543
Other comprehensive (loss) / income, net of tax (1) (2)	(639,487)	(94,595)	23,035
Comprehensive net income in accordance with U.S. GAAP	275,594	814,485	1,000,578

(1)	See Note 20.20.
(2)	The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

20.20.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2008, 2007 and 2006:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2008			December 31, 2007			December 31, 2006
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains/(losses) on securities	(983,826)	344,339	(639,487)	(145,531)	50,936	(94,595)	35,439	(12,404)	23,035

Other comprehensive income gain/(loss)	(983,826)	344,339	(639,487)	(145,531)	50,936	(94,595)	35,439	(12,404)	23,035

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2008			December 31, 2007			December 31, 2006
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(78,186)	(78,186)	—	16,409	16,409	—	(6,626)	(6,626)

Current-fiscal year change	—	(639,487)	(639,487)	—	(94,595)	(94,595)	—	23,035	23,035

Ending balance	—	(717,673)	(717,673)	—	(78,186)	(78,186)	—	16,409	16,409

20.21.	Cash flows information

As explained in Note 3.4.21., under BCRA’s rules, the Bank considers certain investments securities held for trading or financial transactions and loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under SFAS No. 95 “Statements of Cash Flows” as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under US GAAP, in this respect, for US GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted by paragraph 10 of SFAS No. 95.

For purposes of the accompanying statement of cash flows the Bank considers, under SFAS No. 95 “Statements of Cash Flows”, cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash.

	December 31,
	2008	2007	2006
Cash and cash equivalents at the end of the fiscal year	4,243,080	3,169,314	2,558,484
Cash and cash equivalents at beginning of the fiscal year	3,169,314	2,558,484	1,611,506
Increase in cash and cash equivalents	1,073,766	610,830	946,978
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	1,549,155	375,222	1,102,921
Cash used in investing activities	161,650	167,392	2,183,393
Cash (used in) / provided by financing activities	(192,607)	428,836	2,039,496
Effect of exchange rate changes on cash	121,132	25,836	12,046
Increase in cash and cash equivalents	1,073,766	610,830	946,978

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by SFAS No. 95 “Statement of Cash Flows”:

	December 31,
	2008	2007	2006

Net gain for the fiscal year	321,510	235,049	180,037
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	196,784	392,998	333,045
Provision for loan losses and special reserves, net of reversals	69,036	(223,362)	350,185
Net income for government and private securities	—	—	(559,877)
Foreign exchange differences	—	—	(78,666)
Minority interests in subsidiaries	(2,801)	19,541	39,016
Deferred taxes	31,270	50,394	116,016
Equity (loss) of unconsolidated subsidiaries	(15,622)	(3,042)	(19,834)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	948,978	(96,356)	743,106
Net cash provided by operating activities	1,549,155	375,222	1,102,921

20.22.	New accounting pronouncements (U.S. GAAP)

a)    Non-controlling Interests in Consolidated Financial Statements

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

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2008, 2007 and 2006
Stated in thousands of Pesos

b)    Disclosures about Derivative Instruments and Hedging Activities

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

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

c)    Business Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations”. This statement replaces SFAS No. 141 “Business Combinations”, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.

This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values.

This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer.

Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

The Bank expects that adoption of this statement will not significantly affect the way for which its future business combinations will be accounted.

d)    Accounting for Financial Guarantee Insurance Contracts

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts”. This Statement is applicable only for stock life insurance enterprises and property and liability insurance enterprises.

Hence, the statement will not have an impact on its operations

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