Form 20-F
period 2009-12-31
BBVA BANCO FRANCES SA
filed 2010-05-05
CIK 913059

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Adrián Bressani – 011-54-11-4346-4286 – abressani@bancofrances.com.ar  – Reconquista 281 3° (C1003ABE) Buenos Aires, Republic of Argentina
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

Title of class	Number of shares outstanding
Ordinary Shares, par value Ps.1.00 per share	536,361,306

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  ☒ Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes    ☐No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐     Accelerated filer   ☒     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standard Board as issued	☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes     ☒No

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina”) or changes in general economic or business conditions in Latin America;

▪	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

▪	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index (“CPI”);

▪	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

▪	the factors discussed under “Item 3. Key Information – Risk Factors”.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Banco Francés undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Banco Francés S.A. (“BBVA Banco Francés”) is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its financial statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 19 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “U.S.$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The Consolidated Financial Statements are presented in accordance with the guidelines of Technical Resolution No. 21 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—“FACPCE”) and the disclosure standards set by the Central Bank.

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

According to the above-mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based on the prevailing economic stability conditions and according to the National Securities Commission (“CNV”) General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as of January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2009	2008	2007
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings as of December 31, 2009)	X	X	X
Consolidar Compañía de Seguros de Vida S.A. and subsidiary		X	X
Consolidar Compañía de Seguros de Retiro S.A. and subsidiary	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Atuel Fideicomisos S.A. and subsidiary (1)	X	X	X

(1) See Note 20 to the Consolidated Financial Statements.

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per U.S.$1.00, the peso was allowed to float, and as of April 29, 2010 traded at approximately Ps.3.8818 per U.S.$1.00. See “Item 3. Key Information–Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2005.

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “BBVA Banco Francés”, the “Bank”, the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Not applicable.

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, the Consolidated Financial Statements and the related notes. The selected financial data for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

See  “Risk Factors – Factors Related to Argentina”, and “Risk Factors – Factors Related to BBVA Banco Francés”.

	For the Fiscal Year Ended December 31,
	2009	2008(11)	2007(11)	2006(11)	2005(11)
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	3,533,930	2,256,277	1,867,054	1,892,178	1,614,116
Financial expenses	(968,657)	(1,202,418)	(679,720)	(568,122)	(608,856)
Gross intermediation margin	2,565,273	1,053,859	1,187,334	1,324,056	1,005,260
Provision for loan losses	(245,966)	(36,708)	(62,262)	(70,125)	(114,628)
Service charge income	1,203,005	980,063	722,307	540,639	428,399
Service charge expenses	(279,691)	(234,504)	(153,309)	(105,323)	(73,784)
Operating expenses	(1,580,490)	(1,184,367)	(915,191)	(757,706)	(635,651)
Net other expenses	(429,904)	(194,557)	(488,254)	(671,249)	(482,755)
Income before income tax	1,232,227	383,786	290,625	260,292	126,841
Income tax	(369,477)	(28,476)	(46,670)	(41,326)	(9,248)
Monetary loss	—	—	—	—	—
Net income	862,750	355,310	243,955	218,966	117,593
Net loss on minority interests in subsidiaries	(47,729)	(14,075)	(14,638)	(38,976)	(9,308)
Final consolidated income from continued operations	815,021	341,235	229,317	179,990	108,285
Final consolidated (loss) / income from discontinued operations	(96,559)	(19,725)	5,732	47	8,919
Final consolidated income	718,462	321,510	235,049	180,037	117,204

Net operating revenue (3)	3,488,587	1,799,418	1,756,332	1,759,372	1,359,875
Net operating income (4)	1,662,131	578,343	778,879	931,541	609,596

Net income per ordinary shares from continued operations (2) (9)	1.67	0.72	0.49	0.38	0.23
Net income per ADS from continued operations (2) (9)	5.01	2.16	1.47	1.14	0.69
Net income per ordinary shares (2) (9)	1.47	0.68	0.50	0.38	0.25
Net income per ADS (2) (9)	4.41	2.04	1.50	1.14	0.75
Declared dividends per ordinary share (9) (10)	0.98439	0.21215	0.34793	0.19093	0.05728
Declared dividends per ADS (9) (10)	2.95317	0.63645	1.04379	0.57279	0.17184
Net operating income per ordinary shares (2) (9)	3.41	1.23	1.65	1.98	1.29
Net operating income per ADS (2) (9)	10.23	3.69	4.95	5.94	3.87
Average ordinary shares outstanding (000s) primary (9)	487,611	471,361	471,361	471,361	471,361

Amounts in accordance with U.S. GAAP:
Net income (12)	1,029,755	910,294	1,104,529	941,613	1,612,458

Net income per ordinary share (2) (9) (13)	2.11	1.87	2.27	1.93	3.31
Net income per ADS (2) (9) (13)	6.33	5.61	6.81	5.79	9.93
Average ordinary shares outstanding (000s) primary (9) (13)	487,611	487,611	487,611	487,611	487,611

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	5,255,412	4,243,080	3,169,314	2,558,484	1,611,506
Government and private securities	7,214,232	5,233,660	5,181,253	4,372,032	3,504,311
Loans, net of allowances	11,751,889	12,507,489	11,390,121	9,534,183	8,481,476
Other assets	2,170,060	3,841,236	2,282,311	2,369,930	2,386,455
Total assets	26,391,593	25,825,465	22,022,999	18,834,629	15,983,748

Deposits	18,334,845	17,079,203	15,009,758	12,505,756	10,613,086
Other liabilities and minority interest in subsidiaries	5,130,276	6,670,238	4,956,404	4,374,289	3,569,115
Total liabilities and minority interest in subsidiaries	23,465,121	23,749,441	19,966,162	16,880,045	14,182,201

Capital stock	536,361	471,361	471,361	471,361	471,361
Issuance premiums	175,132	175,132	175,132	175,132	175,132
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	658,693	594,391	547,381	465,317	428,698
Unrealized valuation difference	(14,133)	(181,119)	(42,796)	—	230,282
Unappropriated earnings	1,257,440	703,280	592,780	529,795	183,095
Total stockholders’ equity	2,926,472	2,076,024	2,056,837	1,954,584	1,801,547

For the Fiscal Year Ended December 31,
2009	2008(11)	2007(11)	2006(11)	2005(11)
(in thousands of pesos) (1)
Amounts in accordance with U.S. GAAP
Total assets	27,760,274	27,199,899	23,266,358	19,230,659	15,421,682
Total stockholders’ equity (12)	3,696,499	2,225,579	2,103,850	1,183,916	185,997

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	3.12%	1.43%	1.12%	1.03%	0.68%
Return on average stockholders’ equity (6)	32.58%	16.51%	11.43%	9.58%	6.21%
Services charge income as a percentage of operating expenses	76.12%	82.75%	78.92%	71.35%	67.40%
Operating expenses as a percentage of average total assets (7)	6.05%	4.95%	4.48%	4.35%	3.97%

Capital
Stockholders’ equity as a percentage of total assets	11.09%	8.04%	9.34%	10.38%	11.27%
Total liabilities as a multiple of stockholders’ equity	8.02	x	11.44	x	9.71	x	8.64	x	7.87	x

Credit Quality
Allowances for doubtful loans as a percentage of total loans	2.79%	1.55%	1.71%	1.72%	2.13%
Non-performing loans as a percentage of gross loans (8)	1.00%	0.87%	0.54%	0.82%	1.08%
Allowances for doubtful loans as a percentage of non-performing loans (8)	277.93%	177.50%	315.55%	209.20%	197.80%

(1)	Except per-share and per-ADS data and financial ratios.
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
(8)
Non-performing loans include all loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

(9)	The average ordinary shares outstanding was computed as the average of the previous twelve months.
(10)
For the fiscal year ended December 31, 2009, the dividends authorized at the General Annual and Special Shareholders’ Meeting on April 30, 2010 are Ps.480 million (see Note 13.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares. For the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 the dividends were paid totally in cash.

(11)	Restated from its original version to reflect the effects from continued operations.
(12)	Restated from its original version to reflect the effects of minority interest in subsidiaries (see Note 19.21 to the Consolidated Financial Statements).
(13)	Restated from its original version to reflect the established by ASC 260-10, Earnings per share: Overall. (see Note 19.20 to the Consolidated Financial Statements).

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

	Declared Dividends Per Ordinary Share (6)		Declared Dividends Per ADS (6)
	Ps.(1)	U.S.$	Ps.(1)	U.S.$
December 31, 2009 (3) (5)	0.89492	0.23054	2.68476	0.69163
December 31, 2008 (3) (4)	0.21215	0.05747	0.63645	0.17240
December 31, 2007 (2) (3)	0.34793	0.10980	1.04379	0.32940
December 31, 2006 (2) (3)	0.19093	0.06198	0.57279	0.18594
December 31, 2005 (2) (3)	0.05728	0.01862	0.17184	0.05587

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Item 8. Financial Information–Dividends”.

(4)	Based upon the reference exchange rate quoted by Central Bank at March 26, 2009.
(5)	Based upon the reference exchange rate quoted by Central Bank at April 29, 2010.
(6)
For the fiscal year ended December 31, 2009, the dividends authorized at the General Annual and Special Shareholders’ Meeting on April 30, 2010 are Ps.480 million (see Note 13.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares. For the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 the dividends were paid totally in cash.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for U.S.$1.00 for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)
Year /Period	(in pesos per U.S.$1.00)
March 2010	3.8763	3.8543	3.8627
February 2010	3.8677	3.8310	3.8512
January 2010	3.8230	3.7942	3.8042
2009	3.8545	3.4497	3.7301
December 2009	3.8205	3.7920	3.8070
November 2009	3.8192	3.7988	3.8110
October 2009	3.8452	3.8190	3.8262
2008	3.4537	3.0128	3.1614
2007	3.1797	3.0553	3.1156
2006	3.1072	3.0305	3.0741
2005	3.0523	2.8592	2.9232

(1)	Source: BCRA.
(2)	The average of monthly average rates during the period.

The exchange rate on April 29, 2010 was Ps.3.8818 = U.S.$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2009 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 288.18% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
Devaluation Rate	9.93%	9.61%	2.66%	1.25%	1.94%
Exchange Rate	3.7967	3.4537	3.1510	3.0695	3.0315
Inflation Rate (1)	10.26%	8.98%	14.56%	7.17%	10.59%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”), but was able to recover during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, whose term will last until 2011. The global financial crisis in 2009 led to lower growth and a moderate rise in unemployment, but did not affect the stability of Argentina’s financial system (see Item 4. Information on the Company—Recent Political and Economic Developments in Argentina – Macroeconomic Setting).

Although the economic policies implemented by the Kirchner administrations have succeeded in the short- and mid-term, there still remain issues to be resolved, such as contracts with privatized public utilities and continuing default with respect to the pre-existing sovereign debt of the Argentine government that did not participate in the government’s exchange offer consummated in June 2005. For more information regarding the restructuring of Argentina’s sovereign debt, see “The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance” below.

Moreover, there are a number of bills in Congress that could amend the Financial Entities Law and may result in greater intervention by the executive branch in the organizational structure and activities of financial entities. In addition, the Ministry of Economy recently issued Decree No. 272/10 creating a Board for the Coordination of Monetary and Financial Policies, which could have a material effect on the Central Bank’s by-laws and activities. In the event that the Argentine government is unable to implement suitable political measures necessary to transform the current growth in the Argentine economy into a long-term sustained increase, there is a risk of political and economic turmoil reappearing. This could have a material and adverse effect on the Argentine economy, including the financial system.

High inflation rate expectations could negatively affect the Argentine economy in general, including access to the long-term financing market.

In the event of high inflation rates, Argentine exports could lose competitiveness in international markets and private consumption could decline, causing a negative effect on economic activity and employment. Moreover, a high inflation rate could undermine confidence in the Argentine financial system in general, and this would negatively affect the business volume of banks, including BBVA Banco Francés, and could potentially hinder loan activities, especially those at long-term and fixed interest rates.

There exists a discrepancy between statistical data published by INDEC (National Institute for Statistics and Census) referring to the CPI (consumer price index) for the Greater Buenos Aires area, CPI indexes corresponding to the different Argentine regions/provinces and private estimates. This generates uncertainty about the country’s actual rate of inflation and does not contribute to inflation expectations. It is to be noted that assets indexed by Coeficiente de Estabilización de Referencia (“CER”) are adjusted according to the Greater Buenos Aires CPI.

A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financing markets.

Commencing in 2005, primary spending started to increase more than public income. Thus, the primary fiscal surplus of the central public non-financial sector has fallen from 3.9% of GDP in 2004 to 1.5% of GDP in 2009. Moreover, the primary balance could be negatively affected in the future if public spending continues to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security debt, financial assistance to provinces with economic problems, increased spending on public works and subsidies to the energy and transportation sectors.

A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financing markets.

The incomplete restructuring of Argentina’s sovereign debt may affect the future of economic performance.

The Argentine debt exchange offer closed on February 25, 2005. On March 18, 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76.15% and an aggregate tendered amount of U.S.$62.3 billion. The settlement of the debt exchange was completed on June 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer and attempted to attach the tendered bonds. Some of these bondholders have legal actions against the Argentine government, therefore the Treasury Department of the United States and the IMF have insisted that the Argentine government provide a clear strategy directed to those bondholders who did not participate in the exchange offer.

Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totalled approximately U.S.$20 billion, which created uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. In August 2009, the Argentine government announced the re-opening of the offer for the “hold-outs” of the 2005 swap and a law was approved by Congress, enabling the government to carry out the operation. After obtaining the corresponding authorizations from the controlling agencies in United States and Europe, the government issued Decree No. 563/10 approved the restructuring of the public debt , and describing the corresponding details of the offer.

A successful result of the debt exchange would reduce the significance of the amount of sovereign debt remaining in default, thus allowing for an improvement in sovereign credit ratings and access to international capital markets.

However, the creation of  the fund denominated “Fondo del Desendeudamiento Argentino” by Dto. No. 298/10 to guarantee external debt maturities in 2010 with Central Bank international reserves raised some concerns about the risk of an attachment being made on Argentine international payments.  Bondholders who have litigated against the Argentine government in New York courts requested an attachment on Central Bank accounts, arguing that the Central Bank would be acting as the “alter ego” of the Treasury if the fund was established.  This risk could have a material adverse effect on the result of the re-opening of the offer to “hold-outs” and the future performance of the Argentine economy. Moreover, the constitutionality of the creation of this fund is being discussed in Congress.

The stability of the foreign exchange market has led the Government to relax currency exchange controls. However, no assurance can be given that currency exchange controls will not again be tightened and that such circumstance will not have a material adverse effect on the results and the solvency of the financial system.

During the last five years, the Government established a series of currency restrictions and foreign exchange controls. These measures included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of the Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans and making dividend payments. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Item 10. Additional Information—Exchange Controls”. While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, on our results of operations and financial condition and on our ability to make dividend payments to non-residents.

Economic conditions in Argentina could potentially restrict access to capital markets and third-party funding.

In view of the combination of macroeconomic and regulatory developments in Argentina during the last years, Argentine entities have encountered significant difficulties in accessing capital markets and alternative long-term financing. No assurance can be given that Argentine entities will be able to access the securities markets or that they may rely on third-party funding, either locally or internationally, in amounts sufficient to meet future projects obligations. In addition, no assurance can be given to investors that the current macroeconomic environment in Argentina will be maintained in the long term, thereby adversely affecting Argentine entities’ ability to generate funds sufficiently to meet their current and future debt obligations.

Government measures designed to exercise greater control over funds entering the country may disrupt our ability to access the international capital markets.

Argentina’s executive branch enacted Decree No. 616/05 to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These measures require that 30% of the funds remitted to Argentina must be deposited in an account with a local financial institution as a U.S. dollar deposit for one year, without accruing interest. Financial sector and non-financial private sector inflows originated from foreign financial borrowings that are invested in non-financial assets and must be fully repaid (principal and interest) within 24 months from the date of the borrowing are not subject to the foregoing deposit requirement These measures may adversely affect the Argentine entities’ ability to access the international capital markets and to effectively invest the funds raised in any such financing, which could materially adversely affect Argentine entities’ financial condition and results of operations.

Financial institutions have made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which financial institutions have still not been compensated. Although such payments have had a material adverse effect on the liquidity and the solvency of the Argentine financial system, at present this risk has been reduced.

The measures adopted by the executive branch with respect to the political, economic, financial and foreign exchange emergency during 2001 triggered a number of legal actions filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions where the petitioners argued that the Law on Public Emergency and its supplementary provisions were unconstitutional. Relying mainly on the “Kiper vs. Federal Government and Others” case, dictated by the Argentine Supreme Court of Justice (“Supreme Court”), the courts massively started to order, through constitutional protection actions, the partial reimbursement of bank deposits in U.S. dollars or Argentine pesos at the “floating” exchange rate.

The Supreme Court has handed down several decisions in relation to the claims filed as a result of the 2001 Argentine emergency situation, and on December 27, 2006, in “Massa, Juan Agustin vs. Poder Ejecutivo Nacional – Dto. No. 1570 y Otro s/ Amparo Ley No. 16,986” (the “Massa Case”) the Supreme Court confirmed the constitutionality of the emergency legislation during 2001 and 2002 regarding the pesification of the Argentine economy and stated the calculation method applicable for the restitution of the deposits in the financial system subject to the mentioned emergency legislation. This calculation method is substantially different from the method that was originally enforced by the executive branch because it entitles each deposit holder to receive from the corresponding financial institution the reimbursement of his or her deposit at an exchange rate of Ps.1.4 = U.S.$1.00, adjusted by the benchmark stabilization coefficient known as and herein referred to as “CER” until the payment date, plus a 4% annual compensatory interest for every concept which cannot be capitalized. CER is a stabilization coefficient applicable to debt obligations that have been pesificated as from February 4, 2002. This coefficient is calculated according to the variation of the Consumer Price Index published by a government dependent organism known as INDEC. Both in this court order as well as in a more recent one, “Kujarchuk vs/ Poder Ejecutivo Nacional”, the National Supreme Court establishes that the amounts withdrawn from the bank by judicial or non-judicial court measures will be considered advance payments, thus being obliged to deduce from the original tax in foreign currency, the percentage that, once converted into such currency, represents those payments converted into U.S. dollars at the free market quotation corresponding to each date. The payments thus effected are consolidated and deducted in this way in the liquidation made in accordance with the Massa Case. Legal costs are applied in this instance pursuant to the order thereof and according to the Court of Appeals’ resolutions in prior cases. Also, the Supreme Court restricts the remaining amount to be refunded to the limit fixed by the Supreme Court, that is to say, the value in U.S. dollars of the original deposit.

As of the date hereof, due to the disposition of the Massa Case, and the time passed since 2001, the number of precautionary measures filed against Argentine banks has considerable reduced.

Notwithstanding this reduction in litigation, enforcement of the precautionary measures ordered by different courts in constitutional protection actions implies for the financial system substantial losses of capital. The Bank has informed the Ministry Economy and the BCRA of these losses and has sought to reserve all of its legal rights. The Dispositions of Communication “A” 3916 dated April 3, 2003, which states the method to account the capitalizations arising from compliance with court orders in cases challenging regulations in force in accordance with Law No. 25,561, Decree No. 214/02 and complementary regulations in relation to deposits within the financial system, is still in force.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Conditions in the global financial markets and economy have yet to normalize and may materially adversely affect the Bank’s business and profitability.

The outlook for the global economy over the near- to medium-term remains challenging as the global financial system has yet to fully stabilize. Results of operations in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political, economic and market conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values and other market indexes; technological changes and events; the availability and cost of credit; inflation, the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these factors.

While there are signs of global recovery, it is not yet certain whether the global recovery will continue or reverse.

Factors Related to BBVA Banco Francés

BBVA Banco Francés and its subsidiaries have a portfolio in public securities from, and loans to, the Argentine Government, including the debt rescheduled in 2005. Due to our level of exposure, any failure by the Argentine Government to comply with its duties according to the terms thereof would have an adverse effect on our equity situation.

As of December 31, 2009, the holdings of BBVA Banco Francés and its subsidiaries in debt from government totaled Ps.4,236.5 million, 16.1% of total assets, which consists mainly of: (i) rescheduled foreign and domestic debt: Ps.1,400.2 million in guaranteed loans, Ps.730.8 million in guaranteed bonds; Ps.397.7 million in bonds denominated in pesos and Ps.102.4 million in bonds denominated in dollars; and (ii) post-default foreign debt: Ps.1,301.5 million in bonds denominated in pesos; Ps.303.1 million in bonds denominated in dollars and Ps.0.8 million in other bonds.

Additionally, BBVA Banco Francés and its subsidiaries had a portfolio in short-term bills and notes of the BCRA, which totaled Ps.3,789.1 million, 14,4% of total assets, as of December 31, 2009. This exposure increased by Ps.255.3 million during 2009.

Although we and our subsidiaries significantly reduced our exposure to the public sector from 2005 to 2008, during 2009 this exposure was slightly increased compared to 2008. This increase is mainly attributable to higher valuations associated with the positive evolution of the Argentine bonds’ quotation that occurred during 2009. Moreover, due to the existing difficulties in accessing the international markets, the government could implement measures to offer public debt within the local financial markets in order to obtain financing.

Therefore, BBVA Banco Francés and its subsidiaries continue to have a government bonds and loans portfolio, which could increase and due to its level of exposure, a new government default in respect of a substantial part of its debt would have an adverse effect on our assets.

BBVA Banco Francés is exposed to the risks associated with a structural mismatch, which may have an adverse effect on the Bank’s future profitability in the event that real interest rates significantly increase from current levels.

While a significant part of the Bank’s risk assets, mainly public sector loans and bonds, accrue CER adjustment plus an annual interest rate, a part of the Bank’s liabilities accrue interest at a fixed rate. As of December 31, 2009, the Bank maintains a Ps.1,979.7 million long CER position, which represents 7.5% of total assets. During fiscal years 2005, 2006 and 2007, the remaining imbalance positively affected the Bank’s results of operations, within an environment of negative real interest rates. During fiscal years 2008 and 2009, the long position in CER negatively affected the results of the Bank’s operations in a context of positive real interest rates.

However, nothing can be asserted in relation to the future relative behavior of interest rates regarding the consumer price index. If actual interest rates increase in a significant manner, such increase may have an substantial adverse effect on our future profitability.

BBVA Banco Francés has made payments related to currency exchange rate differences in the refunding of deposits as ordered by the courts, for which the Bank has not been compensated. Although such payments have had a material and adverse effect in the liquidity and the solvency of the Bank, at present this risk has been reduced.

The judgment of the Supreme Court in the Massa Case has fixed a maximum amount for the refund of deposits in claims filed as a result of the 2001 Argentine emergency situation.

The number of court orders has considerably reduced and is concentrated only in certain jurisdictions. During 2009, BBVA Banco Francés paid Ps.48.8 million in exchange rate difference of deposit refunds in compliance with court orders. Please note that the Bank had already estimated this contingency (see Note 2.3 m) to the Consolidated Financial Statements).

Although the risk has been reduced, these payments may have a material and adverse effect on the liquidity and the solvency of the Bank.

Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as the Bank impose disclosure requirements that are more limited than those in the United States in important respects. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects–U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Lawsuits brought against us outside Argentina, the enforcement of foreign judgments and complaints based on foreign legal concepts may be unsuccessful.

We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee, and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in the United States courts based upon the civil liability provisions of the United States federal securities laws, due to specific requirements of Argentine law regarding procedural law issues and principles of public policy.

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

Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date on which the Bank’s license is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.

Factors Related to BBVA Banco Francés’ Subsidiaries

▪	Consolidar AFJP S.A.

Consolidar AFJP S.A. (“AFJP”) is a privately owned pension fund managing company whose purpose is the administration of retirement contributions from affiliates and the corresponding grant of old age, disability and death pensions. On December 4, 2008, the National Government enacted Law No. 26,425 to implement social security reform, by which the National State assumed once again the coverage of contingencies in cases of old age, disability and death. Notwithstanding certain matters deriving from Law No. 26,425 that remain pending, such as possible indemnity in favor of AFJP in the amount of its corporate capital arising from the loss of its corporate business purpose.

As a result of the social security reform and the loss of corporate business purpose, on December 28, 2009, in a Shareholders’ Extraordinary Meeting of AFJP, the shareholders decided to terminate the corporate existence of the company and liquidate it.

During 2009, 289 legal labor actions were filed against AFJP claiming differences in severance payment amounts. AFJP has estimated this contingency and raised the corresponding allowances. The exact effects of either of the unknowns described above are impossible to predict, but it is reasonable to anticipate that neither would have material adverse effects on our results.

▪	Consolidar Compañía de Seguros de Vida S.A.

Consolidar Compañía de Seguros de Vida S.A. provides coverage for risks of disability and death of workers joining private pension funds administrators, granting the necessary supplemental capital to determine the pension to be granted to those who request a disability pension or to pension’s beneficiaries as a consequence of worker’s death.

As a consequence of the amendment of Law No. 26,222, this subsidiary has ceased subscribing the pension fund related coverage. Additionally, this subsidiary has sold the group life portfolio to BBVA Consolidar Seguros S.A. During 2009, this company was absorbed as a result of the merger with Consolidar Compañía de Seguros de Retiro S.A.

▪	Consolidar Compañía de Seguros de Retiro S.A.

Consolidar Compañía de Seguros de Retiro S.A. (“Retiro”) enters into individual pension agreements, group agreements and life annuity agreements. Regarding the pesification of the social security payments carried out during the 2001 crisis, the Argentine Supreme Court rendered judgment in a case where the dollarization of a social security life annuity was claimed, granting the dollarization of the social security contract which was initially agreed in such foreign currency.

The judgments rendered by the National Supreme Court are applicable exclusively to those individual cases it resolves. In this sense, it is pertinent to point out that Retiro has received various claims arising from the required government pesification for all contracts providing for foreign currency and it is possible that these claims will be resolved in a manner adverse to the subsidiary. This, however, would not be reasonably expected to result in a material adverse effect on the financial results of BBV Banco Francés.

During 2009, Retiro absorbed Consolidar Compañía de Seguros de Vida S.A., which significantly increased Retiro’s capital, making it one of the most solvent entities in the market.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Setting

Economic activity in Argentina was also affected by the global financial crisis in 2009 (the “Global Financial Crisis”), and, to a lesser extent by the swine flu, all of which led to a decline in GDP after six years of continuous growth. Preliminary data as provided by the Monthly Activity Estimator (EMAE) showed that the economy grew by only 0.8% during 2009.

As a consequence of the slowdown and higher uncertainty, the unemployment rate increased from 7.3% in the fourth quarter of 2008 to 8.4% in the last quarter of 2009. Private companies’ salaries in the formal sector continued to rise showing an average increase of 18.7% during the year. Wage increases in the informal sector were somewhat higher, while government agencies increased their workers’ salaries less than in the formal sector, so the total wage index rose by 19.5% year-over-year on average during 2009.

Tax collection was up by 13.2% year-over-year as a result of rising social security contributions (up by 48.1%). Public revenues benefited from the pension funds reform (transfer of employee’s personal contributions from the former AFJP (Private Pension Fund Managers) to the government-managed pension system) which was ordered at the end of 2008. VAT and Income Tax collections rose to a lesser extent than the average, reflecting the general slowdown in economic activity, while Export Duties were down by 11.1% as a result of the collapse in commodity prices when compared with 2008. Primary expenditures increased by 30.2% year-over-year, well above revenues, mainly due to capital expenditures and salaries (wage hikes and hirings). Primary surplus was Ps.17,286 million, a decline of 46.9% compared to 2008.

The official CPI index for the Greater Buenos Aires Area was up by 7.7% in 2009. As in the previous year, the main increases were in services, especially in private education fees.

In terms of international trade, exports dropped by 20.4% year-over-year, while imports contracted by 32.5% year-over-year, which resulted in a record trade surplus of U.S.$16,980 million during the year.

The aftermath of the Global Financial Crisis continued to be felt in Argentina during the first half of 2009 and private capital outflows increased. As a consequence of a higher demand for U.S. dollars, the BCRA intervened by selling international reserves, continuing to apply a “managed float” policy from January to June. The nominal FX depreciated by 11% during that period and remained approximately constant for the rest of the year. The U.S. dollar closed at 3.797 to the Argentine Peso.

Monetary Policy

The first half of 2009 was marked by a more restrictive monetary policy as a result of the capital outflows of private sector. The monetary base dropped 5.7% year over year and the BCRA offset the lack of monetization through the external sector not renewing Lebac and Nobac (Central Bank bills and notes) at maturity. The situation was reversed during the last months of 2009 and the Central Bank became net buyer of foreign currency once again. International reserves were up by U.S.$1,582 million during 2009, which ended with U.S.$47,967 million in reserves.

In general, interest rates declined throughout 2009. As a consequence of the Global Financial Crisis and electoral uncertainty at the domestic level, the Badlar (wholesale deposit) rate in private banks had risen to 19% at the end of 2008 while in 2009 it ended at an average of 9.8% due to high liquidity levels in the banking system.

Total private sector deposits rose 19.1% year-over-year to December 2009. During the first months of 2009, there was an increase in dollar-denominated deposits, but in the second half of the year, this trend was reverted as a result of better economic conditions and falling uncertainty. In spite of this, U.S. dollar deposits in the private sector were up by 26% during the year, while peso deposits only increased 14.9% year over year. On the other hand, public sector deposits practically remained at the same level as at the end of 2008 as government fiscal surpluses dropped, reflecting less saving capacity for the public sector.

Overall, the rate of growth of loans granted to the private sector dropped sharply from 22.9% year over year in 2008 to only 8.2% year over year in 2009. Corporate loans (overdrafts, discounts document and other corporate loans) were strongly impacted by the crisis while in the consumer segment, only credit card financing registered positive growth rates.

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

Our original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on December 19, 2005, under N° 16.335 Book 30 of Corporations (“sociedades anónimas”). Pursuant to current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from Banco Francés del Río de la Plata S.A. to BBVA Banco Francés S.A., and the amendment to our by-laws that reflected the name change.

We are supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institutions. We are also subject to inspections by the Central Bank, based on which we are assigned a “rating”. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

On August 11, 1997, we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”) for the purchase price of Ps.401.8 million. The difference between the amount paid and the net equity value acquired of approximately Ps.203 million was booked as goodwill, the majority of which was subsequently reversed against shares issuance premium. We completed this merger of the two banks by final registration with the Public Registry of Commerce on March 5, 1998. To effect the merger, BBVA Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. Each Banco de Crédito shareholder received one ordinary share for every 3.926 Banco de Crédito shares held.

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

On November 5, 1999, we and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which we acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, for the amount of Ps.51.9 million, and 99.99% of Atuel Fideicomisos S.A., a trust company, for the amount of Ps.79,000. The difference between the purchase price of the transactions and the incorporation value of both companies was charged to goodwill under the “Intangible Assets” account for an amount of Ps.24.5 million. In addition, after the transfer of assets and liabilities, we added to the goodwill value additional charges amounting to Ps.5.7 million related to a decrease in the assets incorporated, as resulted from the more precise assessment made after the acquisition, employee termination payments to Corp Banca S.A. personnel within the organizational restructuring process initiated before the acquisition and other expenses incurred in the acquisition process. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca S.A. were transferred to us, with full integration of operations and systems.

On March 29, 2000, our affiliate Rombo Compañía Financiera S.A. (“Rombo”) was registered with the Public Registry of Commerce. On April 24, 2000, the Central Bank authorized Rombo to conduct business as a finance company by Communication “B” 6684.

On October 17, 2000, as part of BBVA group’s business reorganization plan, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Banco Uruguay (“BBVA Uruguay”).

In November 2001, Credilogros Compañía Financiera S.A. (“Credilogros”) and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”), in which Credilogros held a 50% interest. On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7134. PSA Finance, which has a single office located in Buenos Aires, is in the business of granting loans in the retail market for the acquisition of new and used cars offered by the Peugeot Argentina S.A. dealership network. Apart from funding itself with deposits and term investments, PSA Finance obtains financing mainly through loans granted by the Bank and other domestic financial institutions. On June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA for 23,782,680 Euros. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37. On October 31, 2003, subject to the approval of the Central Bank, we acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros applied the proceeds to repay a loan from us for Ps.11.7 million plus interest. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock to us.

On February 3, 2004, we made an irrevocable contribution of capital in our subsidiary Atuel Fideicomisos S.A. for Ps.13.0 million. Also, on February 4, 2004, we acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited for Ps.580,000 while the remaining 95% was acquired by Atuel Fideicomisos S.A.

On June 28, 2006, we sold our entire interest in Credilogros.

On February 4, 2010, we acquired all 131 shares of Atuel Fideicomisos S.A. from Inversora Otar S.A. for Ps.350, becoming its sole shareholder. On February 11, 2010, we sold our 5% interest in Francés Administradora de Inversiones S.A. to Francés Valores Sociedad de Bolsa S.A. for Ps.1,681,678.

BUSINESS OVERVIEW

We ended our fiscal year 2009 with Ps.26.4 billion in total assets, a total of Ps.18.3 billion in deposits, on a consolidated basis, and a market capitalization of Ps.4.3 billion. We are the second largest private bank in terms of loans to the private sector and deposits from the private sector in the Argentine financial system according to statistics published by the Central Bank (Information of Financial Institutions, as of December 2009).

We were one of the first companies listed on the Buenos Aires Stock Exchange. Our shares have been listed in the New York Stock Exchange since 1993, and in the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999.

Substantially all of our operations, property and customers are located in Argentina. Accordingly, following the Argentine Crisis and the package of government measures, our financial condition and results of operations were deeply affected. Since December 2001, our business activity contracted compared to historical levels and our lack of liquidity led to a suspension of most new originations of all types of loans. Our structural strengths, our reaction capacity and our adjustment to the new economic environment were the pillars of our performance in 2002. We responded to the Argentine Crisis by prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Commencing in 2003, the economy recovered and deposits flowed back into the system. Economic growth showed no slowdown during the following years, while primary fiscal and trade surplus remained in place and a conservative monetary policy was implemented with measures tending to keep prices and exchange rates stable. These conditions led to a further GDP expansion, while the financial system continued to show a positive evolution, which was reflected in private deposit growth, improvement in our financial condition and strengthening of lending activity within an environment of negative real interest rates that helped to improve the financial margin.

During 2009, the Global Financial Crisis and, to a lesser extent, the swine flu affected the economic activity which resulted in a slowdown of GDP expansion after six years of strong growth. The brokering business already experienced a slowdown in growth. In this sense, we increased our loan portfolio by 4.4% in 2009, reflecting a growth rate reduction basically as a consequence of the financial fall in demand; this trend showed signs of change as of the fourth quarter of 2009. Retail credit card financial services, with an increase of 18.1% along with cash advances and other loans in the segment of large corporations as well as small and medium enterprises (“SMEs”) encouraged such growth. The private loans market share remained at a similar level to that reached in December of 2008: 6.8%. In liabilities terms, at the end of 2009 our deposits were Ps.18.3 billion, 7.3% over 2008. However, if we consider only recurrent deposits, there will be an increase of 9.4% over the same period; there has been more growth in this area for readily available funds: 16.8% increase, mainly as a result of savings accounts balances, which increased by 28.3% in 2009.

As part of our business, we conduct capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. The emerging recovery of the securities trading activities supported the successful closing of securities transactions. According to statistics published by the Argentine Mutual Funds Association, as of December 31, 2009, we had a 9.9% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”

Furthermore, we have traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the Argentine Crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2009. As of December 31, 2009, approximately 16.10% of our loans and 24.68% of our deposits were denominated in U.S. dollars.

The following table presents financial information of our principal business segments for the year ended December 31, 2009.

	As of December 31, 2009
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations (5)	Total
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	22,667,089	412,389	23,079,478	3,164,710	(2,806)	26,241,382	150,211	26,391,593
Total income (1)	4,388,488	142,514	4,531,002	522,465	(10,599)	5,042,868	(26,321)	5,016,547
Total expenses (2)	(3,709,124)	(47,621)	(3,756,745)	(433,972)	10,599	(4,180,118)	(103,077)	(4,283,195)
(Loss)/Gain on minority interest in subsidiaries	(29,832)	(17,897)	(47,729)	—	—	(47,729)	32,839	(14,890)
Total net income	649,532	76,996	726,528	88,493	—	815,021	(96,559)	718,462

(1)	Includes financial income, service charge income and other income.
(2)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)	Includes Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.
(4)	See Note 14.b) to the Consolidated Financial Statements.
(5)	Includes intercompany operations

Our branch system operates as a distribution network for all the products and services that we offer to our customers. During 2009, we opened three new branches, for a total of 271 branches in Argentina, 240 of which are retail branches, 27 are specialized in small and medium enterprises, three are corporate branches and one is an institutional branch. We also have 15 branches at company and 2 points of sale complemented by other distribution channels, such as 660 automatic teller machines (“ATMs”), as of December 2009, a telephone banking service and an Internet banking service called Francés Net, which serves over 370,000 active clients. We are a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 16 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”). The customers of all the participating banks have access to the Banelco Network, which comprises over 4,527 ATMs throughout Argentina, approximately 15% of which belong to us.

BBVA Banco Francés – Background

Since 1886, we have been recognized as a leading provider of financial services to large corporations. In the early 1980s we broadened our customer base to include medium and small companies as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s, in order to achieve a wider market penetration, we expanded our branch network by opening branches throughout Argentina.

In December 1996, when BBVA became our principal shareholder, we reaffirmed our universal banking strategy with the goal of increasing the most profitable business segments: medium- and low-income individuals and small- and medium-size businesses in the middle market. To this end, in August 1997, we acquired 71.752% of Banco de Crédito Argentino (the “Crédito acquisition”), a retail bank focused on the middle market and consumer banking sectors. This merger allowed us to maximize the strengths of each bank and to implement an ambitious leadership plan that included an expansion plan, starting with a strong initial positioning in each market.

The Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy towards the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly impacted by the Argentine Crisis. By mid-2003 the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing on 2004, we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. In 2009, we had an efficient management of assets and liabilities, which offset the lower volume of transactions. One of the most important items of this strategy is careful risk management. In this sense, policies applied have allowed us to stand out in the financial system keeping the best portfolio quality indicator, which was of 1.00% as of December 2009, with an excellent coverage level: 277.93%. Another important strategy item is efficiency, and in this sense, transactional business was consolidated, which was reflected in a sustained growth of commissions. Many efforts were made to keep expense levels down, with the firm purpose of taking full advantage of all funds spent. The Bank showed excellent levels of liquidity, solvency and profits, according to the implemented strategy, which showed the Bank’s ability to generate ongoing profits.

Banking and Financial Services

The Bank is focused on the brokering business, mainly in the private sector. The loan portfolio in this sector totaled Ps.10.3 billion. Retail credit card financial services, with an increase of 18.1% along with cash advances and other loans in the segment of large corporations as well as SMEs encouraged the growth. The private loan market share reached a 6.8% level at the close of the year. In terms of liabilities, we have been working on the optimization of its funds structure, mainly attracting retailer and transactional funds in order to have cheaper funds available. At-sight deposits as of December 31, 2009 represent 57.0% of total deposits. At the end of 2009, deposits were Ps.18.3 billion, 7.3% over 2008. However, if we consider only recurrent deposits, there will be an increase of 9.4% over the same period; there has been more growth in this area for at-sight funds: a 16.8% increase, mainly as a result of savings accounts balances, which increased by 28.3% this year.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2009		December 31, 2008		December 31, 2007
	(in thousands of pesos, except percentages)
Public Sector	1,400,243	11.92%	2,400,511	19.19%	2,367,869	20.79%
Corporate	3,708,460	31.56%	3,098,435	24.78%	3,539,981	31.08%
Middle market	1,999,448	17.01%	2,203,132	17.61%	2,200,014	19.31%
Retail	4,643,738	39.51%	4,805,411	38.42%	3,282,257	28.82%
Total	11,751,889	100.00%	12,507,489	100.00%	11,390,121	100.00%

	Deposits
	December 31, 2009		December 31, 2008		December 31, 2007
	(in thousands of pesos, except percentages)
Corporate	3,141,792	17.13%	3,988,997	23.36%	2,590,735	17.26%
Middle market	2,047,114	11.17%	1,854,884	10.86%	1,562,718	10.41%
Retail	13,145,939	71.70%	11,235,322	65.78%	10,856,305	72.33%
Total	18,334,845	100.00%	17,079,203	100.00%	15,009,758	100.00%

Corporate Banking. The Corporate Banking Division specializes in business with large international and domestic companies. This division has branches dedicated to providing services to companies from (i) Europe, (ii) the United States and the rest of the world and  (iii) Argentina.

In 2009, Corporate Banking activity at the local level showed two trends. On one hand, an improvement was registered in the financial margin mainly in assets, as a consequence of first-semester volatility, which came along with careful risk management, apart from an efficient assignment of new resources, prioritizing cross-selling. On the other hand, the overall management of liabilities resulted in an important growth in Money Market Funds.

Until June 2009, we hedged interest rate and exchange rate risks, mainly in view of the high volatility environment generated by economic and political prospects. This prompted customers to ensure liquidity and hedge through Related Products (NDF – Non-Deliverable Forwards).  The Bank has managed to work in coordination with Markets and Global teams to anticipate and meet customers’ requirements.

After the elections of the legislature on June 28, 2009, local economic health and the ongoing improvement of the global macroeconomy produced a second semester with high liquidity. In this electoral contest, lending was focused mainly on the short term, taking advantage of low interest rates offered in the market. This feature of the second semester was also reflected in derivatives, where reduced volatility caused a considerable decrease in the spreads.

Our commissions grew favorably during 2009 as a consequence of our transactional service strength. Business is currently focused on a state-of-the-art Electronic Banking Project developed by our Global team, taking into account local needs. This will be implemented during the first part of 2010.

An outstanding feature during 2009 was the implementation and start-up of the Director Plan, which consists of a Structure Plan with global characteristics, the purpose of which is to assist our customers with better quality and a global vision. This implies focusing on the main business groups at the global level and the main local groups, apart from a re-segmentation by activity which will allow more specialization of our relationship managers and task redistribution, in such a way that the level of response and arrival is the most adequate one. Similarly, we seek a better and higher market penetration, achieving service specialization and quality, which are essential factors in a market with constant changes. At the same time, the Director Plan improves franchising of the group in the region, with major changes in team building and business sources.

There was a high number of loans in our Corporate Banking segment. Customer resources were up by 83% and derivatives and foreign currency were up by 80%. In September 2009, we obtained the first position in market value ranking, according to private source surveys.

With regards to the Institutional Customers’ market, 2009 was characterized by pension fund transfers to the Argentine Social Security Administration (ANSES), which were made at the end of 2008. In this context, the Bank continued the custody of ANSES resources, which had been in the custody of different Pension Fund Managing Companies until that date.

A new regulation issued by the Argentine Insurance Regulatory Body (Superintendencia de Seguros de la Nación) forced insurance companies to choose a single investment portfolio custody bank. Coordinated efforts between Institutional Customers and Markets placed the Bank as a reference for Custody service; we now have 37 insurance groups operating with this service.

Capital Markets. During 2009, Argentine capital markets faced the challenge of continuing to be a good means to meet investment requirements after the dismantling of the private pension system. An improvement in international market conditions and the participation of insurance companies, local banks and, to a certain extent, ANSES, achieved an acceptable level of activity. More than 30 different Corporate Notes were issued and placed for an equivalence of almost Ps.1,600 million. A reasonable level of trusts was placed, and toward the end of the year there were several syndicated loans.

There was less activity than in previous years with listed securities and our Merger and Acquisition business. These activities were very affected by the Global Financial Crisis and the local situation.

In 2009, BBVA Banco Francés showed once again its commitment to the capital markets and actively participated in the Investment Banking business.  The placement of Corporate Notes was significant:  for example, PCR SA for Ps. 75 million which attracted institutional investors such as banks, insurance companies and mutual funds as well as retail investors for almost 10% of the offer. Banco Francés also participated in the first YPF placement of Corporate Notes for Ps.205 million, which entailed the return of a major Argentine company to the capital markets.

As in previous years, the Bank was a reference in operations such as share purchase offer of companies listed on the Buenos Aires Stock Exchange and it also offered advisory services in Merger and Acquisition transactions with good perspectives for the coming years.

Trading and Brokerage. As of December 31, 2009, we routinely traded (on behalf of our customers and for our own account) corporate and Government bonds, money market instruments and foreign currency. During fiscal year 2009, we were one of the most important brokers in the bond market through the MAE (Mercado Abierto Electrónico, an over-the-counter market) and a medium broker in securities market through Francés Valores, an affiliate company registered in Mercado de Valores de Buenos Aires S.A. (MERVAL).

We typically earn both brokerage commissions and a spread on over-the-counter transactions, depending on the type of transaction involved. Our proprietary trading, as well as third-party brokerage trading, is supported by research and analysis provided by our research department.

Middle Market Banking. The Middle Market Division handles our relations with small and medium-sized companies. The Bank has the first network in Argentina specialized in serving the small and medium-sized company segment with 27 specialized branches.

Middle Market Banking developed very good portfolio management and transactional products placement in 2009 while the market waited to recover from the Global Financial Crisis.

Loan volumes remained at similar levels to those in 2008, achieving a recovery after a reduction in transactions during the first quarter of 2009 as a consequence of the Global Financial Crisis. The Bank focused on Assignment of Receivables, which resulted in an 18% increase in volume.

Deposits increased by 25%, further improving the funding mix, since on-demand balances represented 75% of total resources while on-demand balances represented 70% and 61% in 2008 and 2007, respectively. This enabled the Bank to use funds at lower costs, one of the main items of active management of financial margins.

Despite the Global Financial Crisis, working and analyzing each and every customer, the Bank was able to keep down default levels during the year, without exceeding 0.7%. The highest default level was in January and from then on there was a constant reduction, reaching its lowest point at the end of the year. Recoveries compensated write-offs in 2009, so that real reorganization was neutral, widely exceeding the generalized financial turbulence without incurring losses in this area.

In an uncertain environment, one of the Middle Market Banking priorities continued to be the development of transactional products. The placement of both commercial cards and electronic banking cards have developed sharply, increasing by 33% and 14%, respectively, according to product stock-up as of December 2008.

Total commissions developed favorably, exceeding Ps.121 million, an increase of 21% in the year.

Middle Market Banking consolidated a highly professional structure in 2009 based on customers’ closeness and specialized counseling: two fundamental pillars. In this way, customized service was delivered to more than 13,000 customers through 180 branches in Argentina, 27 of which deliver exclusive service to companies.

New Middle Market Departments were created and the Regional Centers were consolidated, with foreign trade business specialists, and also agricultural business and transactional service officers that enabled us to take expert consultancy to the main economic centers of Argentina and our branches. The relationship with customers continues to be a priority for us.

Fiscal Year 2010 presents new challenges and a very competitive scenario. The Bank has an adequate structure, highly trained personnel and a product and services catalog that covers all of the current needs of this customer segment. We expect an increase in deposits and loans.

We will continue with a strictly customized service, according to segments and profiles, offering each and every customer products adequate to their needs, working with the purpose of creating higher income for the Bank through spreads and commissions, while at the same time building customer loyalty. The aim is to increase commission by the same percentage as in 2009.

We will also be working hard to add new customers to our portfolio (from industrial, business and agribusiness areas) and we are planning to end 2010 with 13,600 active customers.

Retail Banking. The Commercial Banking Division is in charge of commercial relations with individuals and small companies. This division serves its customers through an extensive and well-diversified distribution network, which offers 240 contact points including branches and different electronic media.

In 2009, we established a new model of business as a consequence of the strategic reconsideration of the previous year. We are trying to reinforce our Customer relationship by permanently focusing on our goal of ensuring success in the various business process stages, focusing both on management and servicing and after-sales, with special emphasis on the service quality offered in all our areas.

We have been working along the following lines:

▪
First stage: in March, we broke down our customer portfolio into segments in accordance with new parameters, adding decisive socio-economic level variables. With this we achieved a broader outlook of different customer levels.

▪
“Customer Outlook”: we made great effort during the year to install our “Customer Outlook” in each Relationship Model phase: attraction, sales, loyalty and retention, with the purpose of getting closer to the goal model in which the customer is the core of our business.

▪	We reorganized customer management and care into different segments.

▪	New Model: we implemented a New Model following a training program that included communication and training actions, with the purpose of making the change process assimilation easier.

▪	Apart from management and based on a customer loyalty strategy, we focused on servicing or after-sales, as a main difference factor at the time of comparison of competitive advantages.

-	There is an ongoing pursuit of productivity and efficiency in all channels, with the purpose of being able to operate through branch networks, making migration much easier.

-	Different lines of action were implemented throughout the year to enable our customers to become aware of the most efficient and speedy alternatives to operate with the Bank.

▪	We have consolidated a centralized Customer Services area, assisting customers and solving all claims which do not require any customer signatures.

Direct communication with Línea Frances: we finished installing direct lines to Línea Francés at our branches, making migration much easier.

Banco Francés Comprehensive Offer

With the purpose of maintaining our position and level of market penetration, without stepping away from current risk policies, in 2009 we focused on:

▪	Placement of credit products: we readdressed our efforts toward customers with a high level of spending and less associated risk.

▪	Complementary and low complexity products sales: we focused on all customers, disregarding segments.

▪	Offering products to non-customers: we focused on credit cards as a linking product.

Toward the end of 2009, Commercial Banking was handling a business volume of more than Ps.17,170 million, including investment funds. During the fiscal year, credit investment was practically at the same level as last year, reaching almost Ps.4,170 million, while customer resources grew by 18%, reaching a total business volume of Ps.13,000 million. With regards to profits, net product commissions totaled almost Ps.639 million, up 29% over 2008.

Retail Banking reinforced its business model with a clear strategic vision meant to develop its current portfolio of customers, offering a differential after-sales service, supported in each customer segment demand, according to the desired service and contract method.

In a year that was difficult from a growth standpoint, we managed to develop the required products and services to be closer to our customers, more quickly, efficiently and productively, as well as to develop where necessary.

Our strategy was based on the following pillars:

▪	We strengthened our main goal: overall customer linking through massive evaluation processes of the whole portfolio with the purpose of making available more assistance and/or credit products.

▪	We continued with credit card repositioning campaign, which started in 2008, and our ongoing promotions and discounts plan in high value areas in order to be where the customer really needs us.

▪	We continued with our efforts to improve communications with our customers, by making efforts to maintain clear and direct communication and encouraging the use of our products.

▪
We tried to migrate to different network channels those transactions that are easy to perform through alternative means and/or using the telephone. We made progress by providing all branches with the required equipment and the necessary means for this process. We subsequently guided our customers to use the telephone and/or Internet to make it easier for them to operate without any unnecessary delays at the branch.

▪
We have re-launched VIP Banking by adding a larger number of customers to this segment, increasing the number of officers in charge of customized service, improving products and adding new benefits, always with the purpose of achieving value for the customer.

New Relationship Model: Distribution and Service

In 2009, BBVA Banco Francés made a step forward in three items defined as key components in the Relationship Model: Image, Technology and Closeness. We continued with the branch redesign program implemented during 2008, and 112 branches underwent total or partial remodeling. As a result, 50% of our network has the New Bank Image now.

Alternative channels to the branch network were consolidated and focused on different customer segments. Branch networks concentrated on high- and mid-value customer segments, prioritizing customized service in the high-value customer segment with the purpose of learning their needs at length and advising them regarding high-complexity products.

Business Management Centers grew stronger as a support channel in the network management, as regards segment C1 and Telemarketing for the lower income segments, always focusing on the Payroll Plan, as this is an easy access to companies.

Telemarketing consolidated as a credit card massive sales channel to non-customers and a placement channel of commission-related products for all Bank customers, without taking into consideration any segments.

After finally implementing our Solutions Center, the branches had more operating time, aside from consolidating a standard service scheme for all customers.

Key Management Actions in 2009

Consumer Financing

In 2009, we intensified our Payment Means growth strategy, adding all products included in the Bank offer. This entails more benefits and operations both for credit products and debit and rechargeable cards.

Our strategy was based on the following pillars:

▪
Additional benefits for higher spending items: there was a wide and varied offer of discounts and interest-free installments at the best supermarket chains, home appliances and clothing stores in Argentina, among others. This means that our customers were able to use these benefits at more than 2000 stores in Argentina.

▪
Regional Benefits: we have started a project in different parts of Argentina, offering exclusive benefits so that customers may access local stores matched with their consumer habits. We will continue this campaign during 2010.

▪
Higher product value: we have worked on upgrading the purchase limits of credit cards and potential daily purchase limit increases for debit cards so that customers may increase their daily spending levels.  This has been accompanied by other product upgrading actions so that customers may enjoy a value-added product in accordance with their spending habits.

▪	Direct and focused communication: we have worked on clearer communications which explain benefits in each one of the cities to provide our customers with a more direct message.

▪
Technological innovation: we have made innovations through our SMS service “AHORRO” (“SAVINGS”) which is accessed by dialing 2282 on the mobile phone for promotion inquiries. Using this service, the first one of its kind, thousands of customers make daily inquiries about benefits which they may access at any time throughout Argentina.

▪
Value added program: we have created a centralized model of actions that is present at every moment of the customer’s life-cycle with the bank. We have started with a welcome call at the time of delivering a new bank card, making reference to the benefits and functionalities of products and a scheme of actions regarding customers’ different habits.

Through all the actions involved in each pillar, we achieved an excellent outcome in each one of these business lines. We were able to keep a sustained increase in product use levels and a consequent increase in monthly invoicing.

We have continued with our seasonal benefit and discount campaigns. We already have our traditional discount offers at the Unicenter shopping mall and at the other shopping malls of this group, as well as the winter season campaigns at Cerro Catedral (Bariloche, Río Negro) and in the summer, a series of promotions and benefits at the Argentine seaside resorts.

The purpose of this strategy is to prompt our customers to strengthen their relationship with the Bank and use their bank card for transactions rather than cash.

In 2009, the objective was to be the bank chosen by customers when they needed a personal loan. This was achieved through an excellent value offer, with actions focused on adequate amounts, rates and term proposals and direct communications regarding outstanding product attributes. These actions were achieved on the basis of our banking principle: giving awards to customers and maintaining a good customer relationship.

We have to highlight specific product offers for certain purposes, such as car loans or loan rollovers, which are an addition to other offers that benefit customers.

Another key element during the year was an ongoing customer assessment with the purpose of having pre-approved offers which interested parties may request at any time through any channel. This provides the customer with full loan access at any time through Francés Net, telemarketing and the Banelco ATM network.

Additionally, we continue reinforcing our position in the pledge loan business, through excellent value offers for customers, which result in benefits for partner dealers in the business, added to car financing through financial companies organized with Renault and Peugeot.

Managed Resources

The year 2009 ended showing an improved international financial situation when compared to the previous year; investors and savers stopped considering the year as a contractive cycle and there was a change in mood which mainly held back capital outflow, showing a growth in managed resources.  On the other hand, a stable exchange rate with an important liquidity level due to lesser demand for loans brought about a considerable decrease in the rate of liabilities balances. Consequently, rates were managed in accordance with the market situation.

The Bank was able to increase its peso deposit portfolio, obtaining a full growth of 18% in Customers’ Resource average balances as compared with 2008, and the Managed Resources portfolio, including mutual funds and different currencies, reached Ps.13,021 million.

We secured the price increases that were projected. This was the product of a structure planned during the previous year: 18% of the annual growth is due to our deposits portfolio, 81% is due to demand deposits, and the remaining 19% corresponds to time deposits.

Insurance

During 2009, we consolidated our strategy of protecting our customers, getting closer to differential Insurance offers, mainly through our telephone channel, without disregarding all channel sales, according to the customer segment serviced.

With regards to Insurance, in 2009 we:

▪	advised our active insurance customers about the need to upgrade their policies (for example, their home policy) to ensure reasonable coverage in case of an accident.

▪	focused on VIP customers, and launched specific coverage according to the segment requirements, mainly home insurance and ATM robbery insurance.

▪	created the Insurance Retention Island, acting on unpaid insurance installments to avoid default-related dropping and resulting loss of coverage.

▪	launched telemarketing insurance sales campaigns with special incentives for bank customers who did not have insurance, to improve cross-selling in our portfolio.

Payroll Services

Payroll Services was deemed to be one of the most transactional products managed by the Bank in 2009.

During that year, we focused on portfolio segmentation, emphasizing the quality of participating individuals, rather than the quantity of participating parties, which was the focus in 2008. Business units participated in a training campaign to increase the number of potential customers, thereby working toward another large goal of 2009: increasing cross-selling. We have started analyzing each payroll services agreement to achieve more product penetration as well as customer loyalty and retention.

Reconfirming our commitment to work under international quality standards, we have renewed our IRAM-ISO 9001:2000 certification for Marketing, Implementation and Service Management of the Payroll Services process.

In 2010, we are envisioning actions to increase our attraction of the ABC segments, defined as those with higher spending potential, making cross-selling more efficient and guiding customers toward actively using our products, starting from awareness and clear communication of our benefits.

VIP Bank 2009

During 2009, our high-value customer segment management increased by applying the concepts emerging from the Max Project – Relationship Model. With the new segmentation parameters, we added 30,000 new VIP Bank customers and doubled the sales force specializing in this segment.

During the second semester of 2009, a contact and customer loyalty campaign addressed to prospective customers was launched with the following results:

▪	99% growth in customer portfolio (today, there are more than 68,000 customers), and

▪	37% increase in premier packages (today, there are more than 34,000).

To strengthen our relationship with customers, we launched in April 2009 Estilo BBVA, a benefit program for regular VIP customers holding Premier or Premium accounts. It comprises the following four different ways of enjoying the benefits:

▪	purchase discounts on the main trademarks associated with BBVA Banco Francés,

▪	tourist experiences for different and unforgettable journeys,

▪	exclusive outings to spend a different and relaxed day with options for all tastes, and

▪	Score Plan, the reward program of the VIP Bank which allows customers to exchange their points for rewards.

Mortgage Loans

In September, we relaunched our Mortgage Loan product, with an innovative 15-year fixed rate offered.

The demand for real estate increased significantly during the last four months of 2009, which will surely impact on the financing needs for purchases in 2010.

Electronic Banking

Our Electronic Banking segment, consolidated into our main Retail Banking segment, continued being implemented under the New Business Model. Automatic means were the most important part of the transactions Migration Plan with instructions and advertising material for customers, along with the participation of Bank staff with the purpose of informing customers and helping them in this process of change. More than 50% of transactions able to migrate previously made by tellers were referred to Channels (QDB and ATM).

Automatic Teller Machines

During 2009, we continued with our plan of renewing and reconditioning ATMs; exclusive ATMs were installed to offer better services to our customers, which improved availability levels for all customers.

▪	The Bank has a total network of 660 ATMs.

▪	The Bank has 120 new in-branch ATMs, which were installed as an expansion or replacement of old ATMs.

▪	13 ATMs were installed at companies’ facilities, which contribute to better service and support new business.

Self-Service Terminals

We have implemented an optimization of transactions, favoring deposits and payments and in this way we enabled access to these operations without requiring customers’ identification.

We are also re-designing self-service terminals to provide for improved aesthetics and more intuitive and faster Internet service.

There are 686 terminals distributed throughout our branches, which are a big support to tellers’ operations.

Internet – Francés Net

In February 2009, we started reengineering Francés Net, renewing its design and adding functionalities. Users received this well and Frances Net continued to be an important channel for inquiries and transactions.

As of December 31, 2009, Francés Net accumulated approximately Ps.8,315 million in transactions, it registered 370,000 active customers which represents 23% increase over 2008 and 120 million of transactions (29% increase over 2008).

Internet – Institutional Web Page

There were 35 million visitors to our web page in 2009.

In 2009, we improved our web page, and Francés Net has been included on the home page, making it easier for users to access Home Banking.

According to a local competition survey, our web page is deemed a leader with regards to search engine visibility in the Argentine financial market.

Call Center – Línea Francés

About 8 million calls were received in 2009 and almost 11.5 million transactions were made through our Telephone Channel.

Mobile Phone Banking: Francés Móvil

Aside from the possibility of using Frances Móvil for receiving alerts, making inquiries and conducting available operations, in 2009 we started a new service through mobile phones.  Customers are able to search for benefits available through their Bank card. When the word “AHORRO” (SAVINGS) is sent to 2282, the customer receives an SMS with the best BENEFITS of the day and a link to access the Bank’s WAP Portal. More than 2,000 stores may be consulted in a simple and efficient way.

During 2009, there were ongoing actions to add new companies to those already supported by the Channel. Starting in the second semester of 2009, Personal and Claro telephone companies were added to Movistar with Francés Móvil functionalities.

Francés Express: New Channel Available to Customers

Francés Express was installed in nearly 70 branches in 2009. It is a new self-service tool included in Francés Net. Línea Francés has a new application that makes it easier to print out credit card statements.

Trust Banking

The slower economic activity during 2009 also negatively impacted the financial trusts offer. Financial trusts used for real state kept dropping, mainly due to the absence of long-term credits required by the purchasers of this kind of assets, added to the scarce interest from investors who were facing local economic uncertainty, intensified by the Global Financial Crisis. The exception to the general rule was certain localized transactions whose demand is considered inelastic.

Average commissions increased by 8% per agreement, in accordance with the trend of this business and the projected strategy.  Total commissions were up 3% in comparison with the previous year.

Asset Management

Throughout fiscal year 2009, Francés Administradora de Inversiones S.A., as managing company, continued managing FBA (“Fondos Bien Administrados” or Well Managed Funds) products.

Mutual Funds

The Mutual Funds industry in Argentina evidenced an increase in managed liabilities during 2009. Better assets performance than in 2008 was possible due to the higher stability in the financial and economic international which reduced the adverse effects on the local industry.

By the end of 2009, total of assets in different Mutual Funds authorized in Argentina were Ps. 17,005 million, of which Ps.1,693.5 million were funds managed by Francés Administradora de Inversiones S.A. (the “FBA Family”), according to the Argentine Mutual Fund Association (CAFCI, per its acronym in Spanish), with a 9.9% of Mutual Funds total market.

Assets managed by the FBA Family rose by Ps.984.0 million. This represented an increase of 140%, higher than the total improvement in this sector, which was 27.3%. We have to highlight the performance of the following Funds: FBA Calificado B was  8.1% higher than Merval index annual performance and FBA EEUU was 1.1% higher than Dow Jones index annual performance, both in the variable income category. Also, during 2009, the FBA funds obtained considerable income compared with those achieved by competitors, highlighting the performances achieved by FBA Calificado (an Argentine long-term variable income fund) and FBA Ahorro Pesos (an Argentine short-term fixed income fund). Similarly, FBA Bonos, FBA Brasil and FBA Acciones Latinoamericanas achieved favorable performances.

As of December 31, 2009, our mutual funds had the following Net Asset Values:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	73,127
FBA Total	14,856
FBA Renta	13,703
FBA Renta Pesos	1,167,950
FBA Renta Dólares	4,276
FBA Bonos	13,740
FBA Calificado	81,142
FBA International	544
FBA Ahorro Dólares	11,372
FBA Renta Fija	15,153
FBA Ahorro Pesos	182,545
FBA Renta Premium	7,976
FBA Europa	3,161
FBA Horizonte	20,320
FBA EE.UU.	3,156
FBA Renta Corto Plazo	562
FBA Acciones Latinoamericanas	27,571
FBA Bonos Argentina	3,649
FBA Brasil	47,117
FBA México	982
FBA Commodities	53
FBA Acciones Argentinas	471
FBA Bonos Globales	57
Total	1,693,483
_____________________________
Source: “Cámara Argentina de Fondos Comunes de Inversión”

Portfolio Management

During the 2009 fiscal year, we continued our commitment to customize portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

The Bank’s Assets Management division (“Gestión de Activos Argentina”) became a market leader in terms of growth in dollar-denominated market funds. In recognition to our performance, we obtained the S&P “Top Manager” award to the best Variable Income manager.

In spite of an availability of highly profitable products, the market’s competitive conditions were adverse. Foreign exchange law imposed restrictions on the funds market and some companies adopted a “Cash Settlement” policy in order to address such conditions. We decided to adopt a conservative strategy in this regard.

Insurance

We provide advisory services to our customers in the selection of the adequate coverage of risks related to life, personal accidents as well as home and ATM robbery insurance, within a range of products offered by certain insurance companies.

Additionally, as part of our overall business, we have equity interests in some insurance companies, including 12.22% of the capital stock of BBVA Consolidar Seguros S.A., 66.21% of Consolidar Compañía de Seguros de Retiro S.A. (a company that offers retirement plans and life insurance) and 12.5% of Consolidar ART S.A. (a workers compensation insurance company that offers labor risk insurance to corporations pursuant to a statutory framework established by the Labor Risks Law). BBVA holds the remaining shares of these companies.

International Operations

Since the Argentine Crisis, access to international markets for Argentine companies has been very limited. Notwithstanding this constraint we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Furthermore, most recently, in March 2007, we paid the outstanding Class 15 Floating Rate Notes due 2008, for an amount of 121.5 million dollars. With this last payment we concluded the restructuring process of our foreign debt derived from the Argentine Crisis.

Cost Controls and Efficiency Improvements

The increase in administrative expenses above inflation is mainly related to a higher activity level together with higher payroll and advertising expenses in connection with a more aggressive advertising campaign.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2009, 2008 and 2007:

	As of December 31, 2009
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	22,667,089	412,389	23,079,478	3,164,710	(2,806)	26,241,382	150,211	26,391,593
Financial income	2,966,359	74,709	3,041,068	501,703	(8,841)	3,533,930	26,273	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	20,762	(1,758)	1,508,938	(52,594)	1,456,344
Total income (1)	4,388,488	142,514	4,531,002	522,465	(10,599)	5,042,868	(26,321)	5,016,547
Financial expenses	(967,992)	(9,037)	(977,029)	(469)	8,841	(968,657)	(45,302)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	—	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(19,922)	1,758	(1,580,490)	(53,409)	(1,633,899)
Other expenses	(946,385)	(25,039)	(971,424)	(413,581)	—	(1,385,005)	(4,366)	(1,389,371)
Total expenses (2)	(3,709,124)	(47,621)	(3,756,745)	(433,972)	10,599	(4,180,118)	(103,077)	(4,283,195)
(Loss)/Gain on minority interest in subsidiaries	(29,832)	(17,897)	(47,729)	—	—	(47,729)	32,839	(14,890)
Total net income	649,532	76,996	726,528	88,493	—	815,021	(96,559)	718,462

	As of December 31, 2008
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	22,400,481	452,766	22,853,247	2,872,885	(174,585)	25,551,547	273,918	25,825,465
Financial income	1,944,883	49,091	1,993,974	352,065	(90,609)	2,255,430	23,674	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	329,851	(2,869)	1,748,785	215,083	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	681,916	(93,478)	4,004,215	238,757	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(5,682)	90,609	(1,201,571)	(110)	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)	—	—	(36,708)	—	(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(50,969)	2,436	(1,184,367)	(229,081)	(1,413,448)
Other expenses	(603,047)	(24,785)	(627,832)	(598,860)	433	(1,226,259)	(46,167)	(1,272,426)
Total expenses (2)	(3,039,213)	(47,659)	(3,086,872)	(655,511)	93,478	(3,648,905)	(275,358)	(3,924,263)
(Loss)/Gain on minority interest in subsidiaries	(9,007)	(5,068)	(14,075)	—	—	(14,075)	16,876	2,801
Total net income	268,968	45,862	314,830	26,405	—	341,235	(19,725)	321,510

	As of December 31, 2007
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	18,903,940	264,251	19,168,191	2,562,922	(52,277)	21,678,836	344,163	22,022,999
Financial income	1,610,891	14,594	1,625,485	247,412	(5,843)	1,867,054	37,158	1,904,212
Service charge income and other income	1,220,097	20,469	1,240,566	580,609	(2,342)	1,818,833	192,240	2,011,073
Total income (1)	2,830,988	35,063	2,866,051	828,021	(8,185)	3,685,887	229,398	3,915,285
Financial expenses	(682,913)	(2,642)	(685,555)	(8)	5,843	(679,720)	(411)	(680,131)
Allowances for doubtful loans	(60,370)	(1,892)	(62,262)	—	—	(62,262)	—	(62,262)
Operating expenses	(872,913)	(4,887)	(877,800)	(38,741)	1,350	(915,191)	(208,970)	(1,124,161)
Other expenses	(1,027,268)	(9,911)	(1,037,179)	(748,572)	992	(1,784,759)	(9,382)	(1,794,141)
Total expenses (2)	(2,643,464)	(19,332)	(2,662,796)	(787,321)	8,185	(3,441,932)	(218,763)	(3,660,695)
(Loss)/Gain on minority interest in subsidiaries	(14,180)	(458)	(14,638)	—	—	(14,638)	(4,903)	(19,541)
Total net income	173,344	15,273	188,617	40,700	—	229,317	5,732	235,049

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.
(4)	See Note 14.b) to the Consolidated Financial Statements.

Information Technology

In 2009, Systems and Operations focused its activities on established strategic plans, searching for excellence, productivity, efficiency and innovation in customer relationships, always in response to business needs. Some of the main actions taken were:

▪
We continued with the second renovation stage of self-service terminals and ATMs. A total of 95 ATMs were replaced and 25 new self-service terminals were added to the network; we have a total of 660 units at this time. With these replacements and further actions we managed to boost network service levels up to 96%.

▪
New projects were undertaken to improve the quality of customer service by providing branches with additional tools and technology. Some of these improvements include line agents, Francés Express (a query point through Francés Net and bank statement printouts) and digital posters (with information on interest and exchange rates).  There are 25 line agents throughout the branches, 100 Frances Express query points and digital posters in all of the branches in our network.

▪
There was special emphasis throughout 2009 on servicing branches to improve customer service and do it faster, with a reduction in transactional costs. Several initiatives were implemented to this end: awareness of different internal communication channels, including those with customers; integration of self-service channels in network incentivation systems, customer loyalty actions and monitoring migration through control panels that give us information about customer’s activities at all levels. We worked hard to reduce delays at teller windows and reduce pin time clearances to enable customers to operate in the network 24 hours after on-line clearance.

▪
Branch redesign and renewal continued during 2009. This is part of our New Branches Model project which is being implemented by a multi-area team.  The aim is to develop architectural, functional and technical branch offices, designed in line with market requirements and with the Bank’s and Group’s strategic objectives.

▪
In the business and servicing area we continued centralizing orders, inquiries and Línea Francés complaints by adding new responsibilities to this area. We also worked towards the identification of customer segments that make it possible to start special promotion campaigns tailored to their consumer habits.

▪
A collection node was installed downtown to concentrate large check deposits which created problems (e.g., more than 50 checks in a single deposit slip).  This created long delays for the tellers and other customers in line. As of the end of November 2009, the Collection Node processed 62,000 checks, shortening waiting time at central area branches.

▪
We worked on optimizing risk and management tools, adding a mass risk assessment application that makes it possible to qualify portfolio behavior and shorten delays at the preventive stage that allows a better segmentation, swift vision and integration of customer information at contact time.

▪	Telecommunications: IP telephone technology testing in the Mar del Plata area was concluded and we started pilot testing centralized calls in that area.

▪
Significant advances were achieved in the corporate system project replacing local systems that support areas working in the detection of suspicious activities, terrorism and money laundering: Fircosoft is now operational and Mantas is in the last stages of development before it can be switched on for production.

▪	Sarbanes-Oxley Act: We obtained another certificate of full compliance with these regulations with very satisfactory results.

▪	Personal Data Protection Agency: The Bank was inspected by this Agency to ascertain compliance with Law No. 25,326 and there were no significant objections.

▪	A mainframe data masking process was implemented outside the production environment.

▪	An automatic management tool for emergency passwords became operational.

▪	The critical IT Bank assets analysis project is at a very advanced stage.

▪	We continued working on widening the scope of the IT security monitoring functions.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2009, BBVA owned approximately 75.97% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal and Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2009, BBVA, through its subsidiaries, has a presence in 10 Latin American countries, United States (including Puerto Rico), Mexico and several countries throughout Europe, with 3,055 branch offices in Spain and 4,411 branch offices outside of Spain, and 27,936 employees in Spain and 75,785 employees outside of Spain.

BBVA is a global financial group, organized in five major business areas: (i) Spain and Portugal, (ii) Wholesale Banking and Assets Management, (iii) México, (iv) the United States (including Puerto Rico) and (v) South America.

The benefits we receive from the BBVA Group are:

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

Rombo Compañía Financiera S.A. (“Rombo”), with a single branch located in Buenos Aires, grants loans in the retail market to finance the purchase of new and second-hand cars offered by the Renault dealership network. Net profit before income tax in 2009 was Ps.51.6 million, while it was Ps.27.3 million in 2008; that is, 89% over the previous year as a consequence of the profitable production level in 2009. Risk and portfolio quality indicators have remained at optimum levels. Stricter customer admission controls, collection process streamlining, and lower second-hand vehicle prices enabled Rombo to achieve a low credit risk level.

PSA Finance, located in Buenos Aires, is a financial entity organized in 2001 whose original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. PSA Finance finances new Peugeot and Citroën vehicles as well as second-hand vehicles of all brands, through motor–vehicle secured loans or leasing transactions. On October 31, 2003, with the approval of the Central Bank, we acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros settled the call received from us for a total of Ps.11.7 million plus interest. During the year 2009, 7,589 new contracts were produced for Ps.194 million in terms of loans ending 2009 with a loan portfolio of Ps.411.8 million and a net profit before income tax of Ps.51.8 million in 2009.

The following chart reflects our subsidiaries as of December 31, 2009:

The following information is related to our subsidiaries and affiliates as of December 31, 2009:

Subsidiary or Associated Company	Country of Incorporation/ Residence	BBVA Banco Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (3)
Atuel Fideicomisos S.A. and subsidiary (1)(2)	Argentina	99.99	Trust services	35.0
Francés Valores Sociedad de Bolsa S.A. (1)(2)	Argentina	94.97	Stock exchange brokerage	8.3
Consolidar Cía. de Seguros de Retiro S.A. (1)(2)	Argentina	66.21	Insurance	396.5
Consolidar AFJP S.A. (undergoing liquidation proceedings) (1)(2)	Argentina	53.89	Fund Administrators	58.1
PSA Finance Argentina Cía. Financiera S.A. (1)(2)	Argentina	50.00	Financial Institution	104.0
Rombo Compañía Financiera S.A. (1) (2)	Argentina	40.00	Financial Institution	115.4
Consolidar ART S.A. (1) (2)	Argentina	12.50	Workers Compensation Insurance	183.3
BBVA Consolidar Seguros S.A. (1) (2)	Argentina	12.22	Insurance Company	95.4

(1)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2009.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Banco Francés, if applicable.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2009.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.39	Clearing house	1.8
Interbanking S.A. (1)	Argentina	10.00	Information services for financial markets	24.6
Argencontrol S.A. (1)	Argentina	7.77	Agent Mandatory	0.9
Sedesa S.A. (2)	Argentina	12.31	Deposit Guarantee Fund	13.5
Banelco S.A. (2)	Argentina	10.91	Nationwide ATM network & credit card Administration	61.0
Visa Argentina S.A. (3)	Argentina	9.79	Credit card issuer	152.0
AIG Latin American Fund (4)	Virgin Islands	19.50	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2008.
(2)	Total Stockholders’ Equity as of December 31, 2009.
(3)	Total Stockholders’ Equity as of May 31, 2009.
(4)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2009, our branch network consisted of 240 branches, of which 113 were located in properties that we own and 127 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 19 to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

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

Where:

Rp: real average rate for Argentine peso-denominated (in the case of BBVA Banco Francés) assets and liabilities of BBVA Banco Francés;

Rd: real average rates for dollar-denominated assets and liabilities of BBVA Banco Francés;

Np: nominal peso average rate in peso-denominated (in the case of BBVA Banco Francés) assets and liabilities for the fiscal year;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the fiscal year;

D:   devaluation rate of the Argentine peso (in the case of BBVA Banco Francés) to the dollar for the fiscal year; and

I:    Argentine inflation rate (“WPI”) (in the case of BBVA Banco Francés).

The formula for the average real rates for dollar-denominated assets and liabilities (Rd), when compared with the corresponding nominal rates, reflects the loss, or gain, in purchasing power of the dollar caused by the difference between peso devaluation and inflation in Argentina for each fiscal year

.Included in interest earned are the net gains on our portfolio of Government securities and related differences in market quotations. We manage our trading activities in Government Securities as an integral part of our business. We do not, as a matter of practice, distinguish between interest income and gain or loss on our Government Securities portfolio. Non-accrual loans have been included in the related average loan calculation.

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

Rd =	(1+0.20)(1+0.15)	- 1	=	10.4% per annum
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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2009, 2008 and 2007.

	Fiscal Years ended December 31,
	2009			2008 (5)			2007 (5)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	5,400,834	1,111,016	9.51%	3,758,550	(82,915)	(10.26)%	4,150,943	370,313	(4.92)%
Dollars	320,014	5,626	1.60%	117,044	(2,113)	(1.24)%	51,982	3,029	(5.17)%
Total	5,720,848	1,116,642	9.06%	3,875,594	(85,028)	(9.99)%	4,202,925	373,342	(4.92)%
Loans (4)
Private Sector
Pesos	8,055,985	1,686,191	9.83%	7,572,337	1,225,627	6.61%	5,681,173	820,668	(0.10)%
Dollars	1,926,114	118,419	5.98%	2,064,104	125,995	6.72%	1,783,801	105,504	(5.09)%
Total	9,982,099	1,804,610	9.09%	9,636,441	1,351,622	6.63%	7,464,974	926,172	(1.29)%
Public Sector
Pesos	1,761,877	148,757	(1.51)%	2,607,926	274,402	1.42%	2,440,088	317,274	(1.36)%
Total	1,761,877	148,757	(1.51)%	2,607,926	274,402	1.42%	2,440,088	317,274	(1.36)%
Deposits with the Central Bank
Pesos	115,198	7	(9.17)%	115,162	7,588	(2.19)%	103,736	12,602	(2.10)%
Dollars	3,227,565	13	(0.16)%	1,087,894	4,157	0.96%	611,802	6,479	(9.44)%
Total	3,342,763	20	(0.47)%	1,203,056	11,745	0.66%	715,538	19,081	(8.38)%
Other assets
Pesos	1,703,696	259,152	4.64%	1,387,716	192,355	4.48%	1,848,848	108,993	(7.56)%
Dollars	283,662	2,125	0.59%	130,616	4,830	4.29%	96,507	5,072	(5.68)%
Total	1,987,358	261,277	4.06%	1,518,332	197,185	4.46%	1,945,355	114,065	(7.47)%
Interest-earning assets from continued operations
Pesos	17,037,590	3,205,123	7.91%	15,441,691	1,617,057	1.37%	14,224,788	1,629,850	(2.71)%
Dollars	5,757,355	126,183	2.03%	3,399,658	132,869	4.51%	2,544,092	120,084	(6.16)%
Total	22,794,945	3,331,306	6.42%	18,841,349	1,749,926	1.94%	16,768,880	1,749,934	(3.23)%
Interest-earning assets from discontinued operations
Pesos	176,602	26,030	4.21%	244,357	22,913	0.37%	253,271	36,254	(0.21)%
Dollars	23,332	—	—	25,295	—	—	17,398	—	—
Total	199,934	26,030	3.72%	269,652	22,913	0.33%	270,669	36,254	(0.20)%
Total interest-earning assets
Pesos	17,214,192	3,231,153	7.87%	15,686,048	1,639,970	1.35%	14,478,059	1,666,104	(2.66)%
Dollars	5,780,687	126,183	2.02%	3,424,953	132,869	4.48%	2,561,490	120,084	(6.19)%
Total	22,994,879	3,357,336	6.40%	19,111,001	1,772,839	1.91%	17,039,549	1,786,188	(3.19)%

	Fiscal Years ended December 31,
	2009			2008 (5)			2007 (5)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	1,830,200	—	—	1,831,265	—	—	1,657,469	—	—
Dollars	498,001	—	—	523,982	—	—	409,450	—	—
Total	2,328,201	—	—	2,355,247	—	—	2,066,919	—	—
Investments in other companies
Pesos	96,345	—	—	198,267	—	—	64,113	—	—
Dollars	990	—	—	840	—	—	824	—	—
Total	97,335	—	—	199,107	—	—	64,937	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	545,443	—	—	481,092	—	—	643,733	—	—
Total	545,443	—	—	481,092	—	—	643,733	—	—
Allowance for loan losses
Pesos	(429,722)	—	—	(45,316)	—	—	(250,593)	—	—
Dollars	(31,113)	—	—	(33,347)	—	—	(31,777)	—	—
Total	(460,835)	—	—	(78,663)	—	—	(282,370)	—	—
Other assets
Pesos	779,300	—	—	625,647	—	—	546,454	—	—
Dollars	61,287	—	—	73,991	—	—	64,698	—	—
Total	840,587	—	—	699,638	—	—	611,152	—	—
Non-interest-earning assets from continued operations
Pesos	2,821,565	—	—	3,090,956	—	—	2,661,176	—	—
Dollars	529,165	—	—	565,465	—	—	443,195	—	—
Total	3,350,730	—	—	3,656,421	—	—	3,104,371	—	—
Non-interest-earning assets from discontinued operations
Pesos	46,601	—	—	91,893	—	—	106,349	—	—
Dollars	—	—	—	13,584	—	—	20,658	—	—
Total	46,601	—	—	105,477	—	—	127,007	—	—
Total non-interest-earning assets
Pesos	2,868,166	—	—	3,182,849	—	—	2,767,525	—	—
Dollars	529,165	—	—	579,049	—	—	463,853	—	—
Total	3,397,331	—	—	3,761,898	—	—	3,231,378	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	19,859,156	—	—	18,532,646	—	—	16,885,964	—	—
Dollars	6,286,520	—	—	3,965,123	—	—	2,987,287	—	—
Total	26,145,676	—	—	22,497,769	—	—	19,873,251	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	223,202	—	—	336,251	—	—	359,620	—	—
Dollars	23,332	—	—	38,879	—	—	38,056	—	—
Total	246,534	—	—	375,130	—	—	397,676	—	—
TOTAL ASSETS
Pesos	20,082,358	—	—	18,868,897	—	—	17,245,584	—	—
Dollars	6,309,852	—	—	4,004,002	—	—	3,025,343	—	—
Total	26,392,210	—	—	22,872,899	—	—	20,270,927	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Restated from its original version to reflect the effects from discontinued operations.

	Fiscal Years ended December 31,
	2009			2008 (3)			2007 (3)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,363,193	8,750	(8.94)%	3,242,023	7,817	(8.02)%	2,790,939	5,885	(12.52)%
Dollars	1,840,846	1,252	(0.09)%	1,190,844	896	0.65%	917,098	713	(10.32)%
Total	5,204,039	10,002	(5.81)%	4,432,867	8,713	(5.69)%	3,708,037	6,598	(11.98)%
Time deposits
Pesos	5,651,906	716,602	2.34%	5,732,426	703,179	3.02%	5,897,520	526,155	(4.92)%
Dollars	1,871,652	31,520	1.53%	1,359,527	34,258	3.11%	1,062,937	23,236	(8.43)%
Total	7,523,558	748,122	2.14%	7,091,953	737,437	3.03%	6,960,457	549,391	(5.46)%
Borrowings from the Central Bank
Pesos	25,387	—	—	19,227	—	—	13,162	—	—
Dollars	1,832	18	0.85%	1,634	16	1.57%	1,471	4	(10.12)%
Total	27,219	18	0.06%	20,861	16	0.12%	14,633	4	(1.02)%
Borrowings from other financial institutions
Pesos	5,268	64,238	1,098.39%	49,366	10,607	11.48%	107,378	17,852	1.80%
Dollars	120,356	6,538	5.27%	527,162	25,848	5.51%	393,963	23,219	(5.11)%
Total	125,624	70,776	51.10%	576,528	36,455	6.02%	501,341	41,071	(3.63)%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	41,901	3,694	(2.49)%
Total	—	—	—	—	—	—	41,901	3,694	(2.49)%
Other liabilities
Pesos	734,002	5,746	(8.47)%	584,837	28,721	(3.73)%	489,417	15,762	(9.90)%
Dollars	1,141,071	21	(0.15)%	108,672	16	0.59%	55,755	9	(10.38)%
Total	1,875,073	5,767	(3.41)%	693,509	28,737	(3.06)%	545,172	15,771	(9.95)%
Interest-bearing liabilities from continued operations
Pesos	9,779,756	795,336	(1.79)%	9,627,879	750,324	(1.09)%	9,298,416	565,654	(7.40)%
Dollars	4,975,757	39,349	0.63%	3,187,839	61,034	2.50%	2,473,125	50,875	(8.55)%
Total	14,755,513	834,685	(0.97)%	12,815,718	811,358	(0.20)%	11,771,541	616,529	(7.64)%
Interest-bearing liabilities from discontinued operations
Pesos	4,416	45,302	922.44%	7,727	110	(6.93)%	13,138	415	(9.95)%
Dollars	—	—	—	—	—	—	—	—	—
Total	4,416	45,302	922.44%	7,727	110	(6.93)%	13,138	415	(9.95)%
Total interest-bearing liabilities
Pesos	9,784,172	840,638	(1.37)%	9,635,606	750,434	(1.09)%	9,311,554	566,069	(7.40)%
Dollars	4,975,757	39,349	0.63%	3,187,839	61,034	2.50%	2,473,125	50,875	(8.55)%
Total	14,759,929	879,987	(0.70)%	12,823,445	811,468	(0.20)%	11,784,679	616,944	(7.64)%

	Fiscal Years ended December 31,
	2009			2008 (3)			2007 (3)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	3,181,698	—	—	2,932,651	—	—	2,547,283	—	—
Dollars	92,396	—	—	57,159	—	—	43,736	—	—
Total	3,274,094	—	—	2,989,810	—	—	2,591,019	—	—
Other liabilities
Pesos	5,084,911	—	—	4,153,232	—	—	3,173,708	—	—
Dollars	602,727	—	—	458,556	—	—	346,969	—	—
Total	5,687,638	—	—	4,611,788	—	—	3,520,677	—	—
Minority interest
Pesos	253,725	—	—	251,092	—	—	228,666	—	—
Total	253,725	—	—	251,092	—	—	228,666	—	—
Stockholders’ equity
Pesos	2,174,706	—	—	1,829,361	—	—	1,761,349	—	—
Total	2,174,706	—	—	1,829,361	—	—	1,761,349	—	—
Non–interest bearing liabilities and stockholders equity from continued operations
Pesos	10,695,040	—	—	9,166,336	—	—	7,711,006	—	—
Dollars	695,123	—	—	515,715	—	—	390,705	—	—
Total	11,390,163	—	—	9,682,051	—	—	8,101,711	—	—
Non–interest bearing liabilities and stockholders equity from discontinued operations
Pesos	242,118	—	—	366,911	—	—	376,572	—	—
Dollars	—	—	—	492	—	—	7,965	—	—
Total	242,118	—	—	367,403	—	—	384,537	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	10,937,158	—	—	9,533,247	—	—	8,087,578	—	—
Dollars	695,123	—	—	516,207	—	—	398,670	—	—
Total	11,632,281	—	—	10,049,454	—	—	8,486,248	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	20,474,796	—	—	18,794,215	—	—	17,009,422	—	—
Dollars	5,670,880	—	—	3,703,554	—	—	2,863,830	—	—
Total	26,145,676	—	—	22,497,769	—	—	19,873,252	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	246,534	—	—	374,638	—	—	389,710	—	—
Dollars	—	—	—	492	—	—	7,965	—	—
Total	246,534	—	—	375,130	—	—	397,675	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	20,721,330	—	—	19,168,853	—	—	17,399,132	—	—
Dollars	5,670,880	—	—	3,704,046	—	—	2,871,795	—	—
Total	26,392,210	—	—	22,872,899	—	—	20,270,927	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Restated from its original version to reflect the effects from discontinued operations.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2009, 2008 and 2007.

	Fiscal Years ended December 31,
	2009			2008 (5)			2007 (5)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	5,400,834	1,111,016	20.57%	3,758,550	(82,915)	(2.21)%	4,150,943	370,313	8.92%
Dollars	320,014	5,626	1.76%	117,044	(2,113)	(1.81)%	51,982	3,029	5.83%
Total	5,720,848	1,116,642	19.52%	3,875,594	(85,028)	(2.19)%	4,202,925	373,342	8.88%
Loans (4)
Private Sector
Pesos	8,055,985	1,686,191	20.93%	7,572,337	1,225,627	16.19%	5,681,173	820,668	14.45%
Dollars	1,926,114	118,419	6.15%	2,064,104	125,995	6.10%	1,783,801	105,504	5.91%
Total	9,982,099	1,804,610	18.08%	9,636,441	1,351,622	14.03%	7,464,974	926,172	12.41%
Public Sector
Pesos	1,761,877	148,757	8.44%	2,607,926	274,402	10.52%	2,440,088	317,274	13.00%
Total	1,761,877	148,757	8.44%	2,607,926	274,402	10.52%	2,440,088	317,274	13.00%
Deposits with the Central Bank
Pesos	115,198	7	0.01%	115,162	7,588	6.59%	103,736	12,602	12.15%
Dollars	3,227,565	13	—	1,087,894	4,157	0.38%	611,802	6,479	1.06%
Total	3,342,763	20	—	1,203,056	11,745	0.98%	715,538	19,081	2.67%
Other assets
Pesos	1,703,696	259,152	15.21%	1,387,716	192,355	13.86%	1,848,848	108,993	5.90%
Dollars	283,662	2,125	0.75%	130,616	4,830	3.70%	96,507	5,072	5.26%
Total	1,987,358	261,277	13.15%	1,518,332	197,185	12.99%	1,945,355	114,065	5.86%
Interest-earning assets from continued operations
Pesos	17,037,590	3,205,123	18.81%	15,441,691	1,617,057	10.47%	14,224,788	1,629,850	11.46%
Dollars	5,757,355	126,183	2.19%	3,399,658	132,869	3.91%	2,544,092	120,084	4.72%
Total	22,794,945	3,331,306	14.61%	18,841,349	1,749,926	9.29%	16,768,880	1,749,934	10.44%
Interest-earning assets from discontinued operations
Pesos	176,602	26,030	14.74%	244,357	22,913	9.38%	253,271	36,254	14.31%
Dollars	23,332	—	—	25,295	—	—	17,398	—	—
Total	199,934	26,030	13.02%	269,652	22,913	8.50%	270,669	36,254	13.39%
Total interest-earning assets
Pesos	17,214,192	3,231,153	18.77%	15,686,048	1,639,970	10.45%	14,478,059	1,666,104	11.51%
Dollars	5,780,687	126,183	2.18%	3,424,953	132,869	3.88%	2,561,490	120,084	4.69%
Total	22,994,879	3,357,336	14.60%	19,111,001	1,772,839	9.28%	17,039,549	1,786,188	10.48%

	Fiscal Years ended December 31,
	2009			2008 (5)			2007 (5)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	1,830,200	—	—	1,831,265	—	—	1,657,469	—	—
Dollars	498,001	—	—	523,982	—	—	409,450	—	—
Total	2,328,201	—	—	2,355,247	—	—	2,066,919	—	—
Investments in other companies
Pesos	96,345	—	—	198,267	—	—	64,113	—	—
Dollars	990	—	—	840	—	—	824	—	—
Total	97,335	—	—	199,107	—	—	64,937	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	545,443	—	—	481,092	—	—	643,733	—	—
Total	545,443	—	—	481,092	—	—	643,733	—	—
Allowance for loan losses
Pesos	(429,722)	—	—	(45,316)	—	—	(250,593)	—	—
Dollars	(31,113)	—	—	(33,347)	—	—	(31,777)	—	—
Total	(460,835)	—	—	(78,663)	—	—	(282,370)	—	—
Other assets
Pesos	779,300	—	—	625,647	—	—	546,454	—	—
Dollars	61,287	—	—	73,991	—	—	64,698	—	—
Total	840,587	—	—	699,638	—	—	611,152	—	—
Non-interest-earning assets from continued operations
Pesos	2,821,565	—	—	3,090,956	—	—	2,661,176	—	—
Dollars	529,165	—	—	565,465	—	—	443,195	—	—
Total	3,350,730	—	—	3,656,421	—	—	3,104,371	—	—
Non-interest-earning assets from discontinued operations
Pesos	46,601	—	—	91,893	—	—	106,349	—	—
Dollars	—	—	—	13,584	—	—	20,658	—	—
Total	46,601	—	—	105,477	—	—	127,007	—	—
Total non-interest-earning assets
Pesos	2,868,166	—	—	3,182,849	—	—	2,767,525	—	—
Dollars	529,165	—	—	579,049	—	—	463,853	—	—
Total	3,397,331	—	—	3,761,898	—	—	3,231,378	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	19,859,156	—	—	18,532,646	—	—	16,885,964	—	—
Dollars	6,286,520	—	—	3,965,123	—	—	2,987,287	—	—
Total	26,145,676	—	—	22,497,769	—	—	19,873,251	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	223,202	—	—	336,251	—	—	359,620	—	—
Dollars	23,332	—	—	38,879	—	—	38,056	—	—
Total	246,534	—	—	375,130	—	—	397,676	—	—
TOTAL ASSETS
Pesos	20,082,358	—	—	18,868,897	—	—	17,245,584	—	—
Dollars	6,309,852	—	—	4,004,002	—	—	3,025,343	—	—
Total	26,392,210	—	—	22,872,899	—	—	20,270,927	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Restated from its original version to reflect the effects from discontinued operations.

	Fiscal Years ended December 31,
	2009			2008 (3)			2007 (3)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,363,193	8,750	0.26%	3,242,023	7,817	0.24%	2,790,939	5,885	0.21%
Dollars	1,840,846	1,252	0.07%	1,190,844	896	0.08%	917,098	713	0.08%
Total	5,204,039	10,002	0.19%	4,432,867	8,713	0.20%	3,708,037	6,598	0.18%
Time deposits
Pesos	5,651,906	716,602	12.68%	5,732,426	703,179	12.27%	5,897,520	526,155	8.92%
Dollars	1,871,652	31,520	1.68%	1,359,527	34,258	2.52%	1,062,937	23,236	2.19%
Total	7,523,558	748,122	9.94%	7,091,953	737,437	10.40%	6,960,457	549,391	7.89%
Borrowings from the Central Bank
Pesos	25,387	—	—	19,227	—	—	13,162	—	—
Dollars	1,832	18	1.00%	1,634	16	0.99%	1,471	4	0.30%
Total	27,219	18	0.07%	20,861	16	0.08%	14,633	4	0.03%
Borrowings from other financial institutions
Pesos	5,268	64,238	1,219.47%	49,366	10,607	21.49%	107,378	17,852	16.63%
Dollars	120,356	6,538	5.43%	527,162	25,848	4.90%	393,963	23,219	5.89%
Total	125,624	70,776	56.34%	576,528	36,455	6.32%	501,341	41,071	8.19%
Corporate bonds
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	41,901	3,694	8.82%
Total	—	—	—	—	—	—	41,901	3,694	8.82%
Other liabilities
Pesos	734,002	5,746	0.78%	584,837	28,721	4.91%	489,417	15,762	3.22%
Dollars	1,141,071	21	—	108,672	16	0.01%	55,755	9	0.02%
Total	1,875,073	5,767	0.31%	693,509	28,737	4.14%	545,172	15,771	2.89%
Interest-bearing liabilities from continued operations
Pesos	9,779,756	795,336	8.13%	9,627,879	750,324	7.79%	9,298,416	565,654	6.08%
Dollars	4,975,757	39,349	0.79%	3,187,839	61,034	1.91%	2,473,125	50,875	2.06%
Total	14,755,513	834,685	5.66%	12,815,718	811,358	6.33%	11,771,541	616,529	5.24%
Interest-bearing liabilities from discontinued operations
Pesos	4,416	45,302	1,025.74%	7,727	110	1.42%	13,138	415	3.16%
Dollars	—	—	—	—	—	—	—	—	—
Total	4,416	45,302	1,025.74%	7,727	110	1.42%	13,138	415	3.16%
Total interest-bearing liabilities
Pesos	9,784,172	840,638	8.59%	9,635,606	750,434	7.79%	9,311,554	566,069	6.08%
Dollars	4,975,757	39,349	0.79%	3,187,839	61,034	1.91%	2,473,125	50,875	2.06%
Total	14,759,929	879,987	5.96%	12,823,445	811,468	6.33%	11,784,679	616,944	5.24%

	Fiscal Years ended December 31,
	2009			2008 (3)			2007 (3)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	3,181,698	—	—	2,932,651	—	—	2,547,283	—	—
Dollars	92,396	—	—	57,159	—	—	43,736	—	—
Total	3,274,094	—	—	2,989,810	—	—	2,591,019	—	—
Other liabilities
Pesos	5,084,911	—	—	4,153,232	—	—	3,173,708	—	—
Dollars	602,727	—	—	458,556	—	—	346,969	—	—
Total	5,687,638	—	—	4,611,788	—	—	3,520,677	—	—
Minority interest
Pesos	253,725	—	—	251,092	—	—	228,666	—	—
Total	253,725	—	—	251,092	—	—	228,666	—	—
Stockholders’ equity
Pesos	2,174,706	—	—	1,829,361	—	—	1,761,349	—	—
Total	2,174,706	—	—	1,829,361	—	—	1,761,349	—	—
Non–interest-bearing liabilities and stockholders equity from continued operations
Pesos	10,695,040	—	—	9,166,336	—	—	7,711,006	—	—
Dollars	695,123	—	—	515,715	—	—	390,705	—	—
Total	11,390,163	—	—	9,682,051	—	—	8,101,711	—	—
Non–interest-bearing liabilities and stockholders equity from discontinued operations
Pesos	242,118	—	—	366,911	—	—	376,572	—	—
Dollars	—	—	—	492	—	—	7,965	—	—
Total	242,118	—	—	367,403	—	—	384,537	—	—
Total non–interest-bearing liabilities and stockholders equity
Pesos	10,937,158	—	—	9,533,247	—	—	8,087,578	—	—
Dollars	695,123	—	—	516,207	—	—	398,670	—	—
Total	11,632,281	—	—	10,049,454	—	—	8,486,248	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	20,474,796	—	—	18,794,215	—	—	17,009,422	—	—
Dollars	5,670,880	—	—	3,703,554	—	—	2,863,830	—	—
Total	26,145,676	—	—	22,497,769	—	—	19,873,252	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	246,534	—	—	374,638	—	—	389,710	—	—
Dollars	—	—	—	492	—	—	7,965	—	—
Total	246,534	—	—	375,130	—	—	397,675	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	20,721,330	—	—	19,168,853	—	—	17,399,132	—	—
Dollars	5,670,880	—	—	3,704,046	—	—	2,871,795	—	—
Total	26,392,210	—	—	22,872,899	—	—	20,270,927	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Restated from its original version to reflect the effects from discontinued operations.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008, for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007 and for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2009/December 2008 Increase (Decrease) Due to Changes in			December 2008/December 2007 Increase (Decrease) Due to Changes in (1)			December 2007/December 2006 Increase (Decrease) Due to Changes in (1)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	337,837	856,094	1,193,931	8,657	(461,885)	(453,228)	71,476	(253,135)	(181,659)
Dollars	3,569	4,170	7,739	(1,175)	(3,967)	(5,142)	(11,461)	(24,273)	(35,734)
Total	341,406	860,264	1,201,670	7,482	(465,852)	(458,370)	60,015	(277,408)	(217,393)
Loans
Private sector
Pesos	101,232	359,332	460,564	306,096	98,863	404,959	228,654	77,139	305,793
Dollars	(8,484)	908	(7,576)	17,111	3,380	20,491	35,071	7,503	42,574
Total	92,748	360,240	452,988	323,207	102,243	425,450	263,725	84,642	348,367
Public sector
Pesos	(71,433)	(54,212)	(125,645)	17,660	(60,532)	(42,872)	(130,563)	(100,926)	(231,489)
Total	(71,433)	(54,212)	(125,645)	17,660	(60,532)	(42,872)	(130,563)	(100,926)	(231,489)
Deposits with the Central Bank
Pesos	—	(7,581)	(7,581)	753	(5,767)	(5,014)	164	1,724	1,888
Dollars	8	(4,152)	(4,144)	1,819	(4,141)	(2,322)	441	(539)	(98)
Total	8	(11,733)	(11,725)	2,572	(9,908)	(7,336)	605	1,185	1,790
Other assets
Pesos	48,064	18,733	66,797	(63,919)	147,281	83,362	46,253	(53,384)	(7,131)
Dollars	1,146	(3,851)	(2,705)	1,262	(1,504)	(242)	(1,025)	(1,082)	(2,107)
Total	49,210	14,882	64,092	(62,657)	145,777	83,120	45,228	(54,466)	(9,238)
Interest-earning assets from continued operations
Pesos	415,700	1,172,366	1,588,066	269,247	(282,040)	(12,793)	215,984	(328,582)	(112,598)
Dollars	(3,761)	(2,925)	(6,686)	19,017	(6,232)	12,785	23,026	(18,391)	4,635
Total	411,939	1,169,441	1,581,380	288,264	(288,272)	(8)	239,010	(346,973)	(107,963)
Interest-earning assets from discontinued operations
Pesos	(13,008)	16,125	3,117	1,413	(14,754)	(13,341)	28,739	7,515	36,254
Dollars	(309)	309	—	88	(88)	—	1,715	(1,715)	—
Total	(13,317)	16,434	3,117	1,501	(14,842)	(13,341)	30,454	5,800	36,254
Total interest-earning assets
Pesos	402,692	1,188,491	1,591,183	270,660	(296,794)	(26,134)	244,723	(321,067)	(76,344)
Dollars	(4,070)	(2,616)	(6,686)	19,105	(6,320)	12,785	24,741	(20,106)	4,635
Total	398,622	1,185,875	1,584,497	289,765	(303,114)	(13,349)	269,464	(341,173)	(71,709)

	December 2009/December 2008 Increase (Decrease) Due to Changes in			December 2008/December 2007 Increase (Decrease) Due to Changes in (1)			December 2007/December 2006 Increase (Decrease) Due to Changes in (1)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	315	618	933	1,088	844	1,932	946	715	1,661
Dollars	443	(87)	356	205	(22)	183	113	13	126
Total	758	531	1,289	1,293	822	2,115	1,059	728	1,787
Time deposits
Pesos	(10,209)	23,632	13,423	(20,251)	197,275	177,024	70,022	30,535	100,557
Dollars	8,624	(11,362)	(2,738)	7,474	3,548	11,022	7,124	3,993	11,117
Total	(1,585)	12,270	10,685	(12,777)	200,823	188,046	77,146	34,528	111,674
Borrowings from the Central Bank
Pesos	—	—	—	—	—	—	—	(7,663)	(7,663)
Dollars	2	—	2	2	10	12	—	2	2
Total	2	—	2	2	10	12	—	(7,661)	(7,661)
Borrowings from other financial institutions
Pesos	(537,762)	591,393	53,631	(12,464)	5,219	(7,245)	1,442	7,364	8,806
Dollars	(22,097)	2,787	(19,310)	6,531	(3,902)	2,629	5,137	(1,161)	3,976
Total	(559,859)	594,180	34,321	(5,933)	1,317	(4,616)	6,579	6,203	12,782
Corporate bonds
Dollars	—	—	—	—	(3,694)	(3,694)	(20,261)	5,223	(15,038)
Total	—	—	—	—	(3,694)	(3,694)	(20,261)	5,223	(15,038)
Other liabilities
Pesos	1,168	(24,143)	(22,975)	4,686	8,273	12,959	1,964	(13,134)	(11,170)
Dollars	19	(14)	5	8	(1)	7	2	(3)	(1)
Total	1,187	(24,157)	(22,970)	4,694	8,272	12,966	1,966	(13,137)	(11,171)
Interest-bearing liabilities from continued operations
Pesos	(546,488)	591,500	45,012	(26,941)	211,611	184,670	74,374	17,817	92,191
Dollars	(13,009)	(8,676)	(21,685)	14,220	(4,061)	10,159	(7,885)	8,067	182
Total	(559,497)	582,824	23,327	(12,721)	207,550	194,829	66,489	25,884	92,373
Interest-bearing liabilities from discontinued operations
Pesos	232,309	(187,117)	45,192	697	(1,002)	(305)	1,843	(1,428)	415
Dollars	—	—	—	—	—	—	—	—	—
Total	232,309	(187,117)	45,192	697	(1,002)	(305)	1,843	(1,428)	415
Total interest-bearing liabilities
Pesos	(314,179)	404,383	90,204	(26,244)	210,609	184,365	76,217	16,389	92,606
Dollars	(13,009)	(8,676)	(21,685)	14,220	(4,061)	10,159	(7,885)	8,067	182
Total	(327,188)	395,707	68,519	(12,024)	206,548	194,524	68,332	24,456	92,788

(1)	Restated from its original version to reflect the effects from discontinued operations.

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2009	2008	2007
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	17,214,192	15,686,048	14,478,059
Dollars	5,780,687	3,424,953	2,561,490
Total	22,994,879	19,111,001	17,039,549
Net interest income (1)
Pesos	2,390,515	889,536	1,100,035
Dollars	86,834	71,835	69,209
Total	2,477,349	961,371	1,169,244
Net interest margin (2)
Pesos	13.89%	5.67%	7.60%
Dollars	1.50%	2.10%	2.70%
Weighted average rate	10.77%	5.03%	6.86%
Yield spread nominal basis (3)
Pesos	10.18%	2.67%	5.43%
Dollars	1.39%	1.96%	2.63%
Weighted average rate	8.64%	2.95%	5.24%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,
	2009	2008	2007
	(in thousands of pesos, except percentages)
Net income	718,462	321,510	235,049
Average total assets (1)	26,108,529	23,924,232	20,428,814
Average stockholders’ equity (1)	2,501,248	2,066,431	2,005,711
Stockholders’ equity at the end of the fiscal year	2,926,472	2,076,024	2,056,837
Net income as a percentage of:
Average total assets	2.75%	1.34%	1.15%
Average stockholders’ equity	28.72%	15.56%	11.72%
Declared dividends (2)	480,000	100,000	164,000
Dividend payout ratio (3)	66.81%	31.10%	69.77%
Average stockholders’ equity as a percentage of average total assets	9.58%	8.64%	9.82%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal year ended December 31, 2009, the dividends authorized at the General Annual and Special Shareholders’ Meeting on April 30, 2010 are Ps.480 million (see Note 13.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares. For the fiscal year ended December 31, 2007 the dividends paid were entirely in cash.

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information–Dividends”.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2009, 2008 and 2007 by type and currency of denomination.

	Fiscal Years ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Government securities
In pesos:
Investment accounts
Debt consolidation bonds—Social security (BOCON)	55,846	59,737	—
Argentine bonds	541,555	439,816	370,832
Argentine Central Bank notes (NOBAC)	546,402	371,274	176,882
Holding for trading or financial transactions
Debt consolidation bonds—Social security (BOCON)	590	6,600	21,376
Argentine bonds	53,894	34,874	90,741
Argentine Central Bank notes (NOBAC)	—	—	3,266
Other debt bonds	60	3,103	582
Holding available for sale
Debt consolidation bonds—Social security (BOCON)	157,614	65,213	166,229
Argentine bonds	108,577	26,456	73,284
Argentine Central Bank notes (NOBAC)	83,996	485,833	1,133,071
Argentine Central Bank bills (LEBAC)	205,583	—	—
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	2,164,361	1,267,667	140,068
Argentine Central Bank notes (NOBAC)	788,783	1,409,020	1,865,723
Unlisted government securities
Argentine bonds	1,960,793	1,002,431	903,897
Tax credit certificates	6	6	6
Other debt bonds	228	223	—
Total government securities in pesos	6,668,288	5,172,253	4,945,957
In foreign currency:
Investment accounts
Argentine bonds	190,960	84,707	—
Government Securities for repurchase agreements with the Argentine Central Bank
Argentine bonds	68,250	334,688	—
Holding for trading or financial transactions
Argentine bonds	62,570	27,764	51,109
Other debt bonds	371,062	200,428	3,246
Holding available for sale
Argentine bonds	84,405	—	—
Unlisted government securities
Argentine bonds	—	2,148	—
Other debt bonds	19	25	—
Total government securities in foreign currency	777,266	649,760	54,355
Total government securities	7,445,554	5,822,013	5,000,312
Investments in listed private securities
Shares	46	3,708	36,313
Corporate bonds—Listed	68,345	40,478	49,011
Mutual funds	128,742	50,228	40,286
Certificates of participation in financial trusts	21,472	69,980	116,333
Total private securities	218,605	164,394	241,943
Subtotal government and private securities	7,664,159	5,986,407	5,242,255
Allowances	(449,927)	(752,747)	(61,002)
Total government and private securities	7,214,232	5,233,660	5,181,253
Corporate bonds—Unlisted	119,488	104,476	81,976

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2009 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Investment accounts
Debt consolidation bonds-Social security (BOCON) (*)	9,926	35,921	6,441	3,558	55,846
Argentine bonds (*)	—	167,913	1,998	371,644	541,555
Argentine Central Bank notes (NOBAC) (*)	368,737	177,665	—	—	546,402
Holding for trading on financial transactions
Debt consolidation bonds-Social security (BOCON) (*)	—	44	294	252	590
Argentine bonds (*)	224	27,061	1,292	25,317	53,894
Other debt bonds	60	—	—	—	60
Holding available for sale
Debt consolidation bonds-Social security (BOCON) (*)	28,449	101,638	27,527	—	157,614
Argentine bonds (*)	10,063	69,083	29,431	—	108,577
Argentine Central Bank notes (NOBAC) (*)	83,996	—	—	—	83,996
Argentine Central Bank bills (LEBAC) (*)	205,583	—	—	—	205,583
Instruments issued by the Argentine Central Banks
Argentine Central Bank bills (LEBAC) (*)	1,935,339	229,022	—	—	2,164,361
Argentine Central Bank notes (NOBAC) (*)	773,980	14,803	—	—	788,783
Unlisted Government Securities
Argentine bonds (*)	97,268	998,489	783,980	81,056	1,960,793
Tax credit certificates	6	—	—	—	6
Other debt bonds	228	—	—	—	228
Total government securities in pesos	3,513,859	1,821,639	850,963	481,827	6,668,288
In foreign currency:
Investment accounts
Argentine bonds (*)	—	—	88,720	102,240	190,960
Government Securities for repurchase agreements with the Argentine Central Bank
Argentine bonds (*)	—	—	68,250	—	68,250
Holding for trading on financial transactions
Argentine bonds (*)	4,077	19,717	37,950	826	62,570
Other debt bonds	366,906	3,894	109	153	371,062
Holding available for sale
Argentine bonds (*)	—	—	84,405	—	84,405
Unlisted government securities
Other debt bonds	10	9	—	—	19
Total government securities in foreign currency	370,993	23,620	279,434	103,219	777,266
Total government securities	3,884,852	1,845,259	1,130,397	585,046	7,445,554
Certificates of participation on financial trust	8,980	7,274	5,218	—	21,472
Corporate bonds—Listed	15,088	52,033	1,224	—	68,345
Corporate bonds —Unlisted	30,472	89,016	—	—	119,488
Weighted average yield (for the securities indicated with*)	13.85%	16.30%	12.16%	7.61%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2009, 2008 and 2007. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Principal
Advances (1)	1,703,750	1,413,522	1,326,472
Notes discounted and purchased (2)	1,068,567	1,241,508	1,430,787
Secured with mortgages	838,410	946,804	772,036
Consumer loans (3)	3,764,239	3,606,729	2,392,956
Financial loans (4)	384,331	598,755	541,911
Loans to governmental sector (5)	1,400,243	2,400,511	2,367,869
Other loans	2,806,667	2,373,476	2,666,843

Less: Unaccrued interest and unused collections (6)	(16,471)	(24,304)	(13,756)

Less: Difference arising from purchase of portfolio	—	(102)	(93)

Plus: Interest and exchange differences receivable	139,839	147,079	103,824

Less: Allowance for loan losses	(337,686)	(196,489)	(198,728)
Total	11,751,889	12,507,489	11,390,121

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by tax rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Liquid guarantees	72,609	73,871	97,764
Preferred guarantees	1,240,138	1,320,822	832,607
Total	1,312,747	1,394,693	930,371

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

Risk Management in 2009

The series of events affecting the international market during the first months of 2009 caused us to enlarge and improve the risk model implemented in 2008, which consisted of adapting and modernizing its structure to offer our Risk Area quicker adjustment to the new environment and better global positioning with respect to the Global Financial Crisis. Our risk structure was significantly changed, tasks and functions were reformulated and new areas for optimal risk management were created.

We have placed emphasis on an area specializing in Retail Banking, which was created in 2008 with a higher operational capacity to provide better analysis of assumed risks. The Retail Banking group consists of four clearly defined groups: Admission, Follow-up, Policies and Tools and Recoveries. In addition, measures were taken with the purpose of upgrading risk policies and making them stricter, in order to facilitate further credit growth, while at the same time due precautions were taken to avoid losses or hazards to the retail loan portfolio of the Bank.

In 2009, we also implemented new reagent scorings for various consumer and mortgage products and made progress in the development and deployment of predictive scorings. Through all of these measures, profitable investment growth possibilities in Retail Banking were enhanced using state-of-the-art technology and achieving a greater degree of diversification and minimizing risks.

In addition, a Wholesalers Risk Area was created to manage risks and to deal with all new requirements of small and medium enterprises (“SMEs”) and corporations. We have focused on tracking with a “traffic light” system that serves to indicate the level of sensitivity of the portfolio and we have implemented a comprehensive plan to establish a more accurate and detailed awareness of the trend of each business activity sector.

In spite of the unfavorable macroeconomic conditions, we were able to implement these changes to encourage sustainable growth in our loan portfolios, while maintaining very low delinquency rates, in line with our history and corporate standards. Once these measures were implemented, placements of Personal Loans and Credit Cards increased and the range of loans for SMEs and large corporations were enhanced through lines to fund working capital increases. This was carried out with the aim of satisfying both external and internal demand  from Check Discounts, Leasing and Comex.

According to the Bank’s irregular portfolio ratio (NPL), an increase may be seen that is consistent with the current economic cycle, which increased from 0.87% in December 2008 to 0.98% in December 2009. We can compare this with the private portfolio ratio, which increased from 0.98% in 2008 to 1.01% in 2009. It is worth noting that these ratios are still insignificant parameters for our financial activity, since both figures are established as absolute minimums in the Argentine Financial System. As such, our risk premium ratio still continues to be one of the highest in the Financial System with a ratio of 4.75%, a percentage that we were able to keep throughout 2009.

Simultaneously, the Risk Strategic Management Area was created to complement the management process. This new area focuses on the Principles ruling the New Basel Capital Accord (BIS II), where expected portfolio losses are analyzed. It is also focused on the development of a new Information Management Area for the adoption of risk decisions and an in-depth analysis of features inherent to Global, Operational, Structural and Market Risks. Within this area, the Global Management Unit is still working to strengthen the multidisciplinary team created to develop migration-oriented methodologies for a Risk Associated Return (RAR) model. Our goal is to apply these methodologies to Banks, Products and Customers in 2010.

In line with our medium-term strategy, internal processes that allow our Bank to satisfy the standards of BIS II were developed further, exceeding the requirements imposed by the Argentine Central Bank, whose directives aim at the implementation of the BIS II based on the Simplified Method toward 2010. Within this area, the Operational Risk Management Unit proceeded with the implementation of applications and with the establishment of inter-area Operational Risk Committees (CRO per its acronym in Spanish), in line with its mid-term plan, thus finishing the year meeting its targets. Likewise, throughout this year the EVROS tool (Eventos de Riesgo Operacional) has been completely updated. It is a self-assessment dynamic tool which completed the annual update circuit.

In 2009 we also expanded and strengthened the Market Risks Unit, which proceeded with the monitoring and follow-up of market risks through AC VaR corporate tools and with the implementation of the new management tools of Lambda and STAR, which support and monitor all in-the-money positions thus providing information to Lambda (in-house credit risk) and Sigma (management result) to maximize follow-up and monitoring of all transactions that may involve financial risks. Also, the Market Risk Area made significant progress, using its methodologies and management models to create market stress testing, which may guarantee foreseen action frameworks and adequate response in case of a possible negative situation.

The Credit Recovery segment performed well due to efficient management of “non-performing” and “write-off” portfolios, which resulted in a high collection level. Non-Performing Loans collections during the year amounted to Ps.72 million, while write-off collections amounted to Ps.46 million, exceeding budgeted amounts and placing us among the banks with the leading results in this area. Additionally, we established new systems to monitor liquidity, market and credit risks in portfolios managed by related companies.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2009, 2008 and 2007. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,
	2009		2008		2007
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	292,020	2.42%	311,226	2.45%	348,966	3.01%
Beverage	254,800	2.11%	165,130	1.30%	207,597	1.79%
Construction	89,022	0.74%	128,242	1.01%	143,305	1.24%
Consumer	4,451,310	36.82%	4,270,716	33.62%	2,945,120	25.41%
Electrical machinery	—	—	—	—	289,858	2.50%
Electricity, oil, water and sanitary services	57,789	0.48%	92,258	0.73%	—	—
Financial sector	384,331	3.18%	598,755	4.71%	541,911	4.68%
Foodstuff	307,960	2.55%	265,929	2.09%	764,487	6.60%
Government services	1,400,243	11.58%	2,400,511	18.90%	2,367,869	20.43%
Industrial metals	328,187	2.71%	259,660	2.04%	219,039	1.89%
Leather and fur product	8,299	0.07%	9,375	0.07%	70,121	0.61%
Mining products	567,374	4.69%	263,913	2.08%	463,545	4.00%
Oil and carbon	153,418	1.27%	304,147	2.39%	473,427	4.09%
Others	2,842,973	23.52%	2,575,617	20.27%	1,615,437	13.92%
Other manufacturing	46,362	0.38%	95,143	0.75%	100,678	0.87%
Paper products	20,253	0.17%	19,959	0.16%	—	—
Printers, publishers and related industries	—	—	—	—	10,034	0.09%
Rubber products	43,648	0.36%	61,248	0.48%	85,810	0.74%
Retail trade	264,130	2.18%	354,681	2.79%	312,412	2.70%
Services	119,954	0.99%	35,530	0.28%	82,978	0.72%
Shoes, apparel and other textile products	6,976	0.06%	22,473	0.18%	19,276	0.17%
Textile	39,181	0.32%	36,836	0.29%	57,117	0.49%
Tobacco	7,095	0.06%	5,021	0.04%	9,466	0.08%
Transportation material	93,105	0.77%	96,173	0.76%	134,852	1.16%
Wholesale trade	298,835	2.47%	318,442	2.51%	305,727	2.64%
Wood products and cork	12,310	0.10%	13,095	0.10%	19,910	0.17%
Total	12,089,575	100.00%	12,704,080	100.00%	11,588,942	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2009 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2009	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	1,400,243	2,322	143,041	145,091	1,109,789
To the financial sector	384,331	202,288	136,543	45,500	—
To the non-financial private sector and residents abroad	10,305,001	4,819,847	2,730,468	2,231,392	523,294
Overdrafts	1,743,635	1,129,504	612,821	1,310
With privileged guarantees	1,333,138	107,401	208,556	501,203	515,978
Credit cards	1,469,107	1,469,107	—	—	—
Other	5,759,121	2,113,835	1,909,091	1,728,879	7,316
Total	12,089,575	5,024,457	3,010,052	2,421,983	1,633,083
Percentage of total loan portfolio	100.00%	41.56%	24.90%	20.03%	13.51%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2009, 2008 and 2007, the aggregate amount of our “cross-border outstandings” exceeding 1% of total assets at each date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency. Our cross-border outstandings are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Cross-border outstandings to U.S. borrowers	—	—	129,661
Total	—	—	129,661

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2009

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2009. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2009
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	1,825,057
Foreign currency	10,335
1,835,392
Fixed Rate
Pesos	8,226,835
Foreign currency	1,905,848
10,132,683
Non-performing (1)
Pesos	119,847
Foreign currency	1,653
121,500
Total	12,089,575

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2009.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	—	1,254,880
To the financial sector	45,500	—
To the non-financial private sector and residents abroad	2,370,252	384,434
Total	2,415,752	1,639,314

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

Classification System According to Central Bank Regulations

The Central Bank established requirements with respect to the classification of borrowers and the provisions for loan losses. The following is a summary of the Central Bank’s loan classification requirements up to the date of this annual report.

The loan classification system is a bifurcated system, which requires the application of one set of criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in a bank’s “commercial” portfolio.

The principal criterion applied to loans in the consumer portfolio is delinquency aging, legal situation and refinancing compliance, irrespective of the fact that, prior to the granting of financing, debtors’ payment capacity should be analyzed, evaluating:

▪	The allocation of their periodic income in relation to the totality of credit commitments assumed; or

▪	Through the use of the credit scoring and screening methods.

The principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We can opt to apply the consumer loan classification criteria to commercial loans of up to Ps.750,000 (Ps.500,000 until September 2009).

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

6.	“Irrecoverable for Technical Decision” if such borrower is:

(a)	In arrears for more than 180 days according to a list provided by the Central Bank, which includes:

▪	Financial institutions liquidated by the Central Bank,
▪	Entities created as a result of the privatization of public financial institutions and in the process of dissolution,
▪	Financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy, and
▪	Any trust in which SEDESA is the beneficiary.

(b)
A foreign borrower (including banks or other financial institutions) which is not classified as “investment grade” by any of the rating agencies admitted by the Central Bank pursuant to the Evaluation of Financial Entities standards, except for the following:

▪	Foreign banks or other financial institutions controlling or controlled by the financial entity under the consolidated or other supervision systems approved by the Central Bank;
▪	Financing that is:

o	Secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies admitted by the Central Bank;
o
Related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Cedel, Euroclear or The Depository Trust Company), arising from the usual business practices in the market in which they are made;

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

▪
Assistance provided through foreign subsidiaries or branches of local financial institutions under the consolidated supervision system, to the extent the financial assistance is not funded directly or indirectly by local financial institutions; and

▪
Clients from the non-financial private sector whose debt (all items included) plus the requested financing amount at the time of granting exceeds the lesser of 2.5% of the RPC (Responsabilidad Patrimonial Computable or “RPC”) on the last day of the preceding month or the equivalent of Ps.2,000,000, and who have not submitted a sworn statement as to whether they are or are not linked to the respective financial broker or whether their relationship with the latter implies the existence of a controlling influence, or who have not updated their previous presentation, except for those debtors under bankruptcy proceedings or requested extrajudicial composition proceedings or under judicial administration who, during a period of up to 540 days after the filing of the bankruptcy proceedings or the request of extrajudicial composition proceedings or the start of judicial collection proceedings, as the case may be, shall have not submitted the documentation that would allow the transaction, provided that a lawyer’s report from the financial creditor entity shall have been issued regarding the reasonability of recovering the relevant credits.

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

The specific evaluation methods mentioned above are those known as “Credit Scoring and Screening”.

The limits to take into account for applying these methods are as follows:

i)	Eligible borrowers:

Natural persons not related to the financial entity.

ii)	Individual limit:

The capital owed may not at any time exceed the following limits, per class of credit and per client:

▪	Dwelling mortgage loans: Ps.200,000

▪	Chattel mortgage car loans: Ps.75,000

▪	Personal loans and financing by credit card: Ps.15,000

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

FICCT - FICCT-1 - Máx (FICCST - FICCST-1 ; 0)

Where:

FICC: a quotient, expressed as a percentage between the totality of financings corresponding to the consumer or household portfolio of the financial institution, classified as Category 3 through 5 according to the “Debtors Classification Regulations” and the total amount of their financings for the consumption or household portfolio.

FICCS: a quotient, expressed as a percentage between the total amount of financings of the consumer or household portfolio corresponding to the whole financial system, classified as Category 3 through 5, according to the “Debtors Classification Regulations”, and the total amount of their financings for the consumption or household portfolio, according to such information as may be published by the BCRA.

T: the last day of a calendar quarter for which the calculation of the quotient is applicable.

T-1: the last day of the immediately preceding calendar quarter and the last day of the same quarter corresponding to the prior year, as the case may be.

On November 26, 2007, by Communication “A” 4738, two significant points were incorporated into, or modified in, the Borrower Rating Standard and Minimum Bad Debt Risk Provisions:

1)	The treatment for refinancing in the Consumption Portfolio, depending on the refinanced borrower’s compliance record, according to the following criteria:

Criterion for an improving situation

In a normal situation, up to two refinancings are admitted within the past twelve months with arrears of less than 31 days. Counting starts as of the date of the last refinancing. For all other situations, the basic criterion is that the greatest penalty must be applied to the borrower who delays the refinancing, for which reason:

▪	Once the Refinancing Agreement has been signed, the previous situation applies, unless the borrower makes payments in advance which can be computed.

▪	The borrower must accumulate a greater number of installments or percentage of cancellation in order to improve his situation.

(i)	For a situation improved by payment of installments, the following table applies (*):

	Quantity of quotas
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	—	—	—
Change to Medium Risk	6	3	—	—
Change to Low Risk	8	5	2	—
Change to Normal	9	6	3	1

(*)	The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

(ii)	For a situation improved by Percentage of Capital Cancellation, the following table applies (also applicable to Commercial Portfolio) (**):

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	20%	—	—	—
Change to Medium Risk	35%	15%	—	—
Change to Low Risk	45%	25%	10%	—
Change to Normal	55%	35%	20%	10%

(**)	For amortization systems with periods greater than bimonthly or irregular.

Collections are not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the Refinancing Agreement).

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

The criteria determining the situation of a refinanced client are as follows:

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

If the client is in arrears for which his category was degraded, the client must catch up on its payments (or show a delay of less than 31 days), and in such event he may be improved in respect of all payments made while he remained in arrears, his situation then being once again improved. In the previous example, if the client descends to High Risk and then catches up on its payments by cancelling six installments in arrears, the client may be moved to Normal.

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

In accordance with the regulations in force, we apply provision percentages above the established minimum. The main objective of these requirements is to generate a coverage according to the expected arrears and an estimate of expected losses per portfolio and per type of financing in our entity. We control on a regular basis the behavior of the different portfolios and financing types.

This procedure also requires authorization by the same member officers who are responsible for approving the “Significant Financings” (those exceeding 2.5% of the Entity’s RPC), for which reason it was discussed and confirmed by our Technical Committee of Operations and validated by our Board of Directors.

Commercial borrowers are classified as follows:

1.	“Normal” if there is no doubt that the borrower can meet all of its financial obligations.

2.(a) “Special Tracking-Under Observation” if the borrower is able to meet all of its financial obligations but is sensitive to changes that could compromise such ability absent timely corrective measures.

2.(b) “Special Tracking-Under Negotiation or with Refinancing Agreements” if the borrower is unable to comply with its obligations as agreed and formally states, at least 60 days before the date on which the payment of its obligations is due, its intention to refinance such debts.

The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations become overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

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

	Loan Loss Provision Required Consumer and Commercial Borrowers
	With Preferred “A” Guarantees	With Preferred “B” Guarantees		Without Preferred “A” or Preferred “B” Guarantees
Normal	1%	1%		1%
Low risk / Special tracking - under observation	1%	3%		5%
Special tracking - under negotiation or with refinancing agreements (2)	1%	6%		12%
Medium risk / Problem	1%	12%		25%
High risk / High risk of insolvency	1%	25	% (3)	50	% (3)
Irrecoverable	1%	50%		100%
Irrecoverable for technical decision	1%	100	% (1)	100	% (1)
Additional loans (3)	1%	1%		1%

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

Non-compliance with the payments for the services corresponding to this additional assistance will determine the obligation to provide assistance consistent with the objective standards for overdue payments or legal requirements pursuant to the classification of debtors included in the consumer portfolio for consumption or housing. This also applies to borrowers in the commercial portfolio, in which case the additional financing will be considered independently of the rest of the client’s debt.

Furthermore, banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “Problem” or lower or “Medium Risk” or lower. The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.

In accordance with the regulations in force, the internally established coverages and their revisions, the provisions policy has been amended as follows:

▪	Commercial, Consumer and Consumer-like Portfolio Clients in a Normal Situation:

Product	Provision Percentage
Foreign Trade	2.00%
Corporate Bonds
Personal
Loans to Companies
Financial Loans
Negotiated Securities
Pledges
Checks
Credit Accounts
Credit Cards	2.50%
Overdrafts
Mortgages	1.00%
Other provisionable products	1.25%

▪	Consumer Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	50	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	100

(*)	In the event of clients classified under the current situations by the Mandatory Reclassification process, the applicable provision percentage will be 95%.

▪	Consumer-like Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	50	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	100

(*)	In the event of clients classified under the current situations by the Mandatory Reclassification process, the applicable provision percentage will be 95%.

This Policy will be applicable except as authorized by the Special Tracking Committee.

▪	Commercial Clients Portfolio (other than normal):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	6	12	1
3	With Problems	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	100

The Central Bank regulations set requirements for the review by banks of their classification of borrowers. The classification given to borrowers whose outstanding loans represent at any given time more than 5% of the lending bank’s risk hyphen weighted capital must be reviewed at least on a quarterly basis. The classification given to borrowers whose outstanding loans represent at any time between 1.00% and 5.00% of the lending bank’s risk-weighted capital, or are for an amount greater than Ps.1.0 million, must be reviewed at least every six months. The classification of all other types of borrowers must be reviewed at least once a year. In addition, banks must review the classification given to a borrower in any of the following situations:

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

We are therefore fully compliant with the Central Bank requirements relating to borrower declassifications. We also fully complied with the provisioning requirements regarding all our normal loans; that is, we had established the full 1.0% provision for normal loans, as well as the 100% provision required for loans with preferred guarantees being twenty-five months in arrears and classified as “High Risk”, “High Risk of Insolvency” and “Irrecoverable”. In addition, we believe that we have adequate provisions to cover any known losses and any losses inherent in the loan portfolio. See Note 3.4.5 to the Consolidated Financial Statements.

 The Bank stops accruing interest on a loan as soon as any scheduled payment is 90 days overdue, or earlier if the customer is classified as “With Problems”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” or “Irrecoverable for Technical Reasons”.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2009	%	2008	%	2007	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	11,878,068	98.25%	12,527,583	98.61%	11,482,063	99.08%
Low risk / Special tracking	90,007	0.74%	65,798	0.52%	43,901	0.38%
Medium risk / Problem	45,918	0.38%	36,340	0.29%	16,817	0.15%
High risk / High risk of insolvency	64,933	0.54%	67,812	0.52%	26,694	0.24%
Irrecoverable	10,392	0.09%	5,820	0.05%	18,207	0.16%
Irrecoverable for technical decision	257	—	727	0.01%	1,260	0.01%
Total	12,089,575	100.00%	12,704,080	100.00%	11,588,942	100.00%

By Communications “A” 4060 and “A” 4242, the Permanent Text of the Debtor Rating Regulations was amended as summarized below:

▪	5% reduction in the percentage of cancellation determined for the different categories (1 to 5), in order to reclassify a debtor to a higher rating.

▪	Private or Judicial Arrangements: 20% cancellation is required (previously 30%) for a debtor to be moved to Special tracking – under observation situation.

▪	Modification in the conditions for preferred “A” guarantees – Credit Securities (checks / promissory notes/invoices).

▪	Flexibility of percentages for the granting of “additional credit”.

▪
Incorporated point 2.2.7 of the Allocations Annex, according to which the situation of a borrower who has made a refinancing with capital reduction is determined as per the difference between net debt allocations and the amount of the said reduction.

▪
Communication “A” 4683 incorporated the possibility for borrowers of the Consumption and Consumption Assimilable Portfolio to be allocated a provision percentage higher than the minimum established for each situation without having to be automatically reclassified to the next category. BBVA Banco Francés made use of this possibility admitted by the regulations in force.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2009, 2008, 2007, 2006 and 2005 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2009		2008		2007		2006		2005
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	4,417,993	96.47%	4,358,063	97.19%	3,332,574	98.29%	2,086,773	98.06%	1,442,324	98.09%
Normal (Commercial)	7,460,075	99.33%	8,169,520	99.39%	8,149,489	99.40%	7,487,039	98.85%	7,047,617	97.94%
	11,878,068	98.25%	12,527,583	98.61%	11,482,063	99.08%	9,573,812	98.69%	8,489,941	97.96%
Low risk (Consumer)	54,838	1.20%	55,071	1.23%	26,168	0.77%	20,138	0.95%	8,518	0.58%
Special tracking (Commercial)	35,169	0.47%	10,727	0.13%	17,733	0.22%	27,546	0.36%	74,519	1.04%
	90,007	0.74%	65,798	0.52%	43,901	0.38%	47,684	0.49%	83,037	0.96%
Medium risk (Consumer)	42,503	0.93%	33,008	0.74%	12,027	0.35%	8,061	0.38%	5,040	0.34%
Problem (Commercial)	3,415	0.05%	3,332	0.04%	4,790	0.06%	5,212	0.07%	6,789	0.09%
	45,918	0.38%	36,340	0.29%	16,817	0.15%	13,273	0.14%	11,829	0.14%
High risk (Consumer)	58,605	1.28%	35,076	0.78%	837	0.02%	6,357	0.30%	6,395	0.43%
High risk of insolvency (Commercial)	6,328	0.08%	32,736	0.40%	25,857	0.31%	23,376	0.31%	61,765	0.86%
	64,933	0.54%	67,812	0.53%	26,694	0.24%	29,733	0.31%	68,160	0.79%
Irrecoverable (Consumer)	5,364	0.12%	2,362	0.05%	17,689	0.52%	6,158	0.29%	8,007	0.55%
Irrecoverable (Commercial)	5,028	0.07%	3,458	0.03%	518	0.01%	29,883	0.39%	5,355	0.07%
	10,392	0.09%	5,820	0.05%	18,207	0.16%	36,041	0.37%	13,362	0.15%
Irrecoverable for technical decision (Consumer)	98	—	480	0.01%	1,260	0.05%	827	0.04%	121	0.01%
Irrecoverable for technical decision (Commercial)	159	—	247	0.01%	—	—	—	—	—	—
	257	—	727	0.01%	1,260	0.01%	827	0.01%	121	—
Total consumer loans	4,579,401	100.00%	4,484,060	100.00%	3,390,555	100.00%	2,128,314	100.00%	1,470,405	100.00%
Total commercial loans	7,510,174	100.00%	8,220,020	100.00%	8,198,387	100.00%	7,573,056	100.00%	7,196,045	100.00%
Total	12,089,575	100.00%	12,704,080	100.00%	11,588,942	100.00%	9,701,370	100.00%	8,666,450	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of pesos)
Non-performing loans (1)	121,500	110,699	62,978	79,874	93,472
Total	121,500	110,699	62,978	79,874	93,472

With preferred guarantees	15,929	10,408	3,900	3,777	7,008
Unsecured	105,571	100,291	59,078	76,097	86,464
Total	121,500	110,699	62,978	79,874	93,472

(1)
Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2009, 2008, 2007, 2006 and 2005, non-performing loans include Ps.91,671 thousand, Ps.93,573 thousand, Ps.57,439 thousand, Ps.74,848 thousand and Ps.81,965 thousand, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2009		2008		2007		2006		2005
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	61	0.05%	156	0.14%	20	0.03%	412	0.52%	20	0.02%
Beverage	—	—	—	—	—	—	5	0.01%	1	—
Construction	1,498	1.23%	1,980	1.79%	774	1.23%	436	0.55%	1,778	1.90%
Consumer	41,814	34.41%	34,780	31.42%	12,264	19.47%	6,339	7.94%	14,423	15.43%
Electrical machinery	16	0.01%	—	—	1	—	2	—	—	—
Foodstuff	16	0.01%	35	0.03%	26	0.04%	6	0.01%	1	—
Government services	1	—	—	—	—	—	—	—	—	—
Industrial metals	9	0.01%	1	—	5	0.01%	—	—	—	—
Leather and fur products	4	—	2	—	—	—	—	—	—	—
Mining products	—	—	—	—	1	—	—	—	—	—
Oil and carbon	—	—	—	—	—	—	—	—	221	0.24%
Others	64,826	53.35%	54,024	48.80%	39,637	62.94%	67,205	84.12%	61,268	65.54%
Other manufacturing	1	—	—	—	—	—	—	—	—	—
Printer, publishers and related industries	8	0.01%	—	—	—	—	1	—	—	—
Rubber products	3	—	—	—	4	0.01%	—	—	—	—
Retail trade	8,105	6.68%	13,294	12.01%	7,526	11.95%	3,711	4.65%	13,142	14.06%
Services	156	0.13%	37	0.03%	23	0.04%	19	0.02%	—	—
Shoes, apparel and other textile products	3	—
Textile	1	—	9	0.01%	1	—	1	—	—	—
Tobacco	5	—	—	—	—	—	—	—	—	—
Transportation material	7	0.01%	4	—	—	—	—	—	1	—
Wholesale trade	4,966	4.10%	6,377	5.77%	2,696	4.29%	1,737	2.18%	2,614	2.81%
Wood products and cork	—	—	—	—	—	—	—	—	3	—
Total	121,500	100.00%	110,699	100.00%	62,978	100.00%	79,874	100.00%	93,472	100.00%

As of December 31, 2009, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.24.3 million, or 0.23% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 amounted to Ps.59.8 million,  Ps.56.9 million, Ps.54.2 million, Ps.56.1 million and Ps.57.8 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005. See Note 18.6 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and in any event no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	196,489	198,728	167,097	184,885	202,693
Provisions for loan losses	244,800	38,124	61,985	69,799	114,220
Charge-offs (1)	(103,603)	(40,363)	(30,354)	(87,587)	(132,028)
Advances	(32,520)	(1,767)	(10,311)	(3,513)	(18,136)
Consumer	(24,645)	(14,658)	—	(4,543)	(39,081)
Notes discounted and purchased	(26,451)	(4,499)	(8,239)	(8,711)	(17,418)
Other	(19,987)	(19,439)	(11,804)	(70,820)	(57,393)
Balance at the end of year	337,686	196,489	198,728	167,097	184,885
Net charge-off / average loans	0.85%	0.34%	0.29%	0.97%	1.49%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.103.6. million charged-off in the fiscal year ended December 31, 2009, Ps.28.4 million, or 27.45%, were related to corporate borrowers and Ps.75.2 million, or 72.55%, were related to individual consumers. Of the Ps.40.4 million charged-off in the fiscal year ended December 31, 2008, Ps.18.6 million, or 46.06%, were related to corporate borrowers and Ps.21.8 million, or 53.94%, were related to individual consumers. Of the Ps.30.4 million charged-off in the fiscal year ended December 31, 2007, Ps.21.0 million, or 69.04%, were related to corporate borrowers and Ps.9.4 million, or 30.96%, were related to individual consumers. Of the Ps.87.6 million charged-off in the fiscal year ended December 31, 2006, Ps.69.1 million, or 78.90%, were related to corporate borrowers and Ps.18.5 million, or 21.10%, were related to individual consumers. Of the Ps.132.0 million charged-off in the fiscal year ended December 31, 2005, Ps.111.7 million, or 84.64%, were related to corporate borrowers and Ps.20.3 million, or 15.36%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	Fiscal Years Ended December 31,
	2009		2008		2007		2006		2005
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	25,192	16.31%	17,131	12.74%	20,158	13.06%	19,947	19.02%	11,550	11.24%
Notes discounted and purchased	15,692	10.23%	15,194	11.19%	22,295	14.09%	12,359	10.27%	7,393	8.60%
Secured with mortgages	15,379	8.03%	10,975	8.53%	12,877	7.60%	8,081	5.96%	7,082	6.05%
Chattel mortgage	10,641	1.00%	7,015	4.61%	3,648	2.49%	1,403	0.13%	760	0.93%
Consumers loans	197,786	31.43%	75,869	27.90%	51,387	21.07%	23,296	15.73%	14,664	11.49%
Financial Loans	7,595	5.22%	8,909	4.98%	9,819	4.98%	5,188	5.33%	1,691	2.10%
Other loans to governmental sector	—	1.12%	—	8.67%	—	10.45%	—	14.18%	49,324	38.67%
Other	65,402	26.66%	61,396	21.38%	78,544	26.26%	96,823	29.38%	92,421	20.92%
Total	337,686	100.00%	196,489	100.00%	198,728	100.00%	167,097	100.00%	184,885	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2009, 2008 and 2007.

	Fiscal Year ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	3,181,698	2,932,651	2,547,283
Dollars	92,396	57,159	43,736
Total	3,274,094	2,989,810	2,591,019
Saving accounts
Average
Pesos	3,363,193	3,242,023	2,790,939
Dollars	1,840,846	1,190,844	917,098
Total	5,204,039	4,432,867	3,708,037
Average real rate
Pesos	(8.94)%	(8.02)%	(12.52)%
Dollars	(0.09)%	0.65%	(10.32)%
Total	(5.81)%	(5.69)%	(11.98)%
Time deposits
Average
Pesos	5,651,906	5,732,426	5,897,520
Dollars	1,871,652	1,359,527	1,062,937
Total	7,523,558	7,091,953	6,960,457
Average real rate
Pesos	2.34%	3.02%	(4.92)%
Dollars	1.53%	3.11%	(8.43)%
Total	2.14%	3.03%	(5.46)%

Maturity of Deposits at December 31, 2009

The following table sets forth information regarding the maturity of our deposits at December 31, 2009.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	4,430,268	4,430,268	—	—	—
Savings	5,982,525	5,982,525	—	—	—
Time deposits	7,544,751	6,843,413	533,954	162,615	4,769
Investment accounts	19,022	2,411	3,411	13,200	—
Other	358,279	342,573	11,239	4,163	304
Total	18,334,845	17,601,190	548,604	179,978	5,073

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of U.S.$100,000 or more at December 31, 2009.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	3,228,473	2,806,350	280,759	138,474	2,890
Foreign offices	—	—	—	—	—
Total	3,228,473	2,806,350	280,759	138,474	2,890

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.1.2 billion, Ps.3.0 billion and Ps.1.7 billion for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2009		2008		2007
	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	1,172,743	10.4%	3,003,372	2.2%	1,656,030	3.7%
Average during year	2,108,840	6.0%	2,110,645	5.0%	1,429,466	5.5%
Maximum month-end balance	3,314,174		3,003,372		1,656,030

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2009, Argentina’s banking system consisted of 66 commercial banks, of which 12 were government-owned or government-related banks and 54 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2009, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco Macro S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Francés and HSBC Bank Argentina. Some of these banks, including BBVA Banco Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 56.80% of deposits and approximately 59.79% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 44.85% of all deposits and 46.76% of all loans in the Argentine financial system. The largest foreign bank at such date was Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2009, based on the available data of the Central Bank, such entities accounted for approximately 38.08% of deposits and approximately 32.59% of gross loans in the Argentine banking system.

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

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. Since September 1994, the Central Bank has supervised banks on a consolidated basis. During 1997, the Central Bank organized a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external auditors of financial institutions. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—BASIC System” below. If a bank does not comply with the technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

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

On January 23, 2002, the Congress amended the charter of the Central Bank, eliminating certain restrictions on the Central Bank’s ability to provide financial assistance to financial institutions with liquidity constraints. On February 4, 2002, by virtue of Decree No. 214/02, the Central Bank was also allowed until December 2003 to grant financial assistance to financial institutions whose solvency had been affected. Before these measures, the Central Bank had limitations on its ability to make loans or otherwise extend financial assistance to banks with financial difficulties. Primarily, such assistance could not be granted, other than in exceptional circumstances, for more than 30 days or if it would affect the Central Bank’s foreign currency reserves.

On September 5, 2003, Law No. 25,780 was enacted, which introduced amendments to the Financial Institutions Law Corporate and the Central Bank charter. Among the most significant of such modifications are the following:

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

▪
A temporary regulation was introduced, applicable until December 2005, authorizing the Central Bank to: (i) provide assistance to financial institutions with liquidity and/or solvency problems, including those undergoing restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; and (ii) authorize the integration of the reserve requirements for financial institutions with financial assets other than cash, in the form of sight deposits with the Central Bank or in foreign currency accounts as per Article 28 of the Central Bank Charter.

▪	Decree No. 1599/05 modified the Law No. 23,928 by allowing reserves exceeding 100% of the monetary base to be allocated to the payment of obligations assumed with international financial entities.

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

From the above-mentioned communication it is clear that the financial institutions must submit certain information to the Central Bank, including the following:

▪
financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches and its local and foreign “significant subsidiaries” (as defined below); and

▪
financial statements and other quarterly and annual reports reflecting in consolidated form the transactions of the financial entity, its local and foreign branches, its local and foreign “significant subsidiaries” (as defined below) or entities or companies in the country and abroad where the financial entity has possession or control over more than 12.5% of the shares entitled to vote, in those cases determined by the Superintendency of Financial and Foreign Exchange Institutions, and those companies not subject to consolidated supervision which the financial entity may have chosen to include with the prior approval of the Superintendency of Financial and Foreign Exchange Institutions.

For the purposes of these regulations:

▪	A “subsidiary” of a local financial entity is any local or foreign financial entity or company in any of the following positions:

(1)	the local financial entity has direct or indirect control of more than 50% of the total votes of any instrument with voting rights in such entity or company,

(2)	the local financial entity has direct or indirect control as to determining by itself the composition of most of the management bodies of such entity or company, or

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

(1)	whose assets, possible commitments and other transactions recorded in memorandum accounts represent 10% or more of the RPC of the local financial entity and its subsidiaries abroad; or

(2)
whose results of operations corresponding to the current fiscal year represent 10% or more of the results of operations for the current fiscal year of the local financial entity and its subsidiaries abroad.

Legal Reserve

The Central Bank requires that on an annual basis banks allocate a certain percentage of their net income, set by the Central Bank, to a legal reserve which is currently set at 20%. This reserve can only be used during periods in which a bank has incurred losses and has exhausted all unappropriated retained earnings and other reserves on profit. Banks may not pay dividends if the legal reserve has been impaired. However, as of April 24, 2006, the Central Bank has established by Communication “A” 4526 that whenever the Legal Reserve is used to absorb losses, profits could be distributed if the balance prior to absorption were greater than 20% of the corporate capital plus capital adjustment, once this last amount is achieved.

Reserve Requirements and Liquidity Requirements

The minimum cash system determines what portion of their deposits or obligations the entities must keep available, that is to say, not as part of their lending capacity. The minimum cash requirement is calculated on the monthly average of daily balances for comprised obligations as recorded at the close of each calendar month, and must be observed separately for each currency of denomination of the comprised obligations. Compliance must take place in the same currency of the requirement, except in the event of sight obligations for transfers from abroad in foreign currencies other than the U.S. dollar which must be accounted for in this currency, making use of one of the following:

(i)	cash held in treasury, in custody at other banks, in transit and in value carriers. Until December 2008, this item could not exceed 67% calculated on total items included;

(ii)	current accounts in Pesos, special guarantee accounts and accounts in connection with the attention of pension benefits, of the financial entities with the Central Bank;

(iii)	minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies;

(iv)	minimum cash account of public securities and instruments issued by the Central Bank, at market value and of the same type; and

(v)	current accounts of non banking financial institutions.

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

The balances maintained on accounts opened with the Central Bank as eligible for minimum cash integration are remunerated up to those amounts corresponding to legal requirements, that is to say, no remuneration applies for any excess reserves. Commencing on April 2006 and according to Communication “A” 4509 of the Central Bank and supplementary regulations, the accounts mentioned above will only be remunerated up to the amounts set forth for term transactions. Therefore, no interest will be acknowledged for the payment of the pertinent sight deposits and obligations.

Pursuant to Communication “A” 4147, and supplementary regulations, of May 28, 2004 and in effect as of June 1, 2004, the Central Bank set forth the application of different requirements for deposits in pesos as opposed to foreign currencies.

The following table discloses the minimum cash requirements with respect to each type of account in force since November 2009:

Type of Account	From Nov-2009
Current accounts (except deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average) and sight accounts open in Credit Unions (1)	19%
Other demand deposits and basic account (2)
In pesos	19%
In foreign currency	20%
Savings accounts
In pesos	19%
In foreign currency	20%
Unused balances from current account advances effected	19%
Current accounts of financial institutions (3)	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option (4):

In pesos
Up to 29 days	14%
From 30 to 59 days	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%
In foreign currency
Up to 29 days	20%
From 30 to 59 days	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
Bonds for foreign financial lines	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%
From 30 to 59	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%
In foreign currency
Up to 29 days	20%
From 30 to 59	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
b) Others	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%
In foreign currency	10%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%
In foreign currency	20%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average (5)	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof. (6)	16%

(1)	In accordance with the Communication “A” 4712.
(2)	In accordance with the Communication “A” 4809.
(3)	Computable for payment of their Minimum Required Reserves.
(4)
Except term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances, mutual funds term deposits, special deposits related to funds revenues from abroad (Decree No. 616/05) and term investments instrumented by nominative non-transferable certificates in pesos.

(5)	In accordance with the Communication “A” 4670.
(6)	In accordance with the Communication “A” 4754.

In addition to the above mentioned requirements, the following requirement must be observed:

▪
100% reserve for any defect in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

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

It comprises those transactions where financing is granted via the Bank’s participation in “syndicated loans”, be they with local or foreign entities (in force as from September 23, 2005 as per Central Bank Communication “A” 4423, and supplementary regulations).

(5)
Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclature for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption. In order to grant such financing, the financial entities must verify that their clients have sufficient paying capacity considering at least two scenarios which contemplate significant exchange rate variations within a term of up to one year and which, in either case, exceed the latest estimate available resulting from the “Market Expectations Survey” published by this institution (in force since December 9, 2005 under Central Bank Communication “A” 4453, and supplementary regulations).

(6)
Debt securities or certificates of participation in financial trusts -including other collection rights specifically acknowledged in the trust agreement to be constituted within the within the framework of loans established by multilateral credit institutions of which Argentina is a party whose assets under management are loans originated by financial entities under the terms described in points (1) through (3) above.

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

(8)
Financing transactions for purposes other than mentioned in points (1) to (3) above and the first paragraph of point (4), included in the credit program “IDB Loan Nro. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(9)	Interfinancing loans (any interfinancing loans granted with such resources must be identified).

The lending capacity will result from the sum of all deposits in foreign currency plus all inter-financial loans received originated in the lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial entities, (iii) cash in transit and (iv) cash with armored car transport companies (not computed as integration of the minimum cash exigency for application of the existing limit), requires an equivalent increase in the minimum cash requirement.

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

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank. Banks are permitted, among other things, to:

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

▪
limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending and Investment Limits—Related Persons” below in this section.

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

Capital Adequacy Requirements

Basel Accord

In July 1988, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The Basel Accord established a risk asset ratio as the principal measure of capital adequacy. The framework provides:

▪	definitions for Tier I (core) capital (“Tier I Capital”) and Tier II (supplemental) capital (“Tier II Capital”),

▪	a system for weighing assets and off-balance sheet items according to credit risk (this weighted total referred to as the “Basel Risk Weighted Assets”), and

▪	as of the end of 1992, a requirement that banks engaged in international operations maintain:

(1)	Tier I Capital at least equal to 4.0% of Basel Risk Weighted Assets; and

(2)	“Total Capital”, equal to Tier I Capital plus up to an equal amount of Tier II Capital, at least equal to 8.0% of Basel Risk Weighted Assets.

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basel Accord had been applied to us at December 31, 2009, our Total Capital would have been approximately 3.50 times the minimum required.

In June 2004, the Basel Banking Supervision Committee published the “International convergence of capital measures and rules. Revised framework” document (“Basel II” or the “New Framework”), which establishes new criteria for determining the regulatory capital of financial entities. The New Framework has an integral vision for the treatment of risks assumed by the entities and at the same time offers greater flexibility with a variety of approaches for measuring regulatory capital. Basel II is structured into three sections, the first of which establishes minimum capital requirements, the second of which describes the supervisor’s revision process and the third of which deals with market discipline.

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

“Minimum Capital” is equal to:

▪	“Basic Net Worth”, which includes:

(1)	Capital stock,

(2)	Capital adjustments,

(3)	Reserves and irrevocable capital contributions,

(4)	Unappropriated earnings,

(5)	Representative instruments of debt, and

(6)	Third parties’ participations for those corporations subject to a supervision system on a consolidated basis;

Minus:

Balances favorable to the entity as registered in the assets, corresponding to the minimum presumed income tax for such portion as exceeds 10% of the basic net equity without computing this item, or 10% of the Bank’s RPC for the preceding period, whichever is smaller (Communication “A” 4576 and supplementary regulations, dated October 1, 2006);

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

Effective as of July 1, 2005, changes were made to the minimum capital requirements applicable to financial entities. Differential requirements were established for banks and other financial entities, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to Central Bank criteria, which now enjoy less stringent requirements with respect to minimum basic capital. Those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of Ps.50 million or the equivalent of 5% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

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

On July 25, 2003, the Central Bank introduced Communication “A” 3986, effective as of January 2004, which provided for the application of a correction coefficient (ALFA 1) for the purpose of temporarily reducing the minimum capital requirement for credit risk with respect to assets in investment accounts and financing transactions granted to the non-financial public sector up to May 31, 2003, for instruments received by the financial entities on account of the compensation implemented under articles 28 and 29 of Decree No. 905/02, for instruments issued by the Trust Fund for Provincial Development under Decree No. 1579/02, even if their reception or incorporation takes place after the established date, and for “Discount Bonds” and the corresponding “GDP-related negotiable securities issued under the conditions of Annexes IV and V, respectively, of Decree No. 1735/04, received in exchange for assets on record as May 31, 2003 as a consequence of the sovereign debt restructurings. Therefore, the application of this coefficient excludes those financing and refinancing transactions -including express or tacit renewals or time extensions- to the national non-financial public sector granted as of June 1, 2003. Such coefficient was fixed in the following values:

Period	ALFA1

January / December 2004	0.05
January / December 2005	0.15
January / December 2006	0.30
January / December 2007	0.50
January / December 2008	0.75
From January 2009	1.00

Any excesses incurred for noncompliance with other technical regulations must be added to the credit risk requirement calculated as indicated in the preceding paragraphs. Finally, commencing on February 1, 2007, the increase for extension of the global negative net position in foreign exchange must be added to the credit risk requirement. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Foreign Currency Position”.

Minimum Capital Requirement for Market Risk: under Communication “A” 2435 and supplementary regulations, dated May 16, 1996 the Central Bank implemented, effective from September 1, 1996, additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in “local assets”, “foreign assets”, “foreign currency” and “gold”, including derivatives bought or sold on such positions.

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

“Foreign Assets” are defined to include:

▪
debt securities (including positions held in debt securities issued by foreign companies, sovereign securities issued by foreign governments and quotas in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange); and

▪
shares (including positions held in shares of capital stock of foreign companies, quotas in common investment funds; provided that, such securities, holdings and/or indexes are usually listed on a national securities exchange). If any of the assets mentioned in this clause are listed in different stock markets in diverse foreign currencies, the listing price and foreign currency of the most representative stock market (in terms of the volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

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

“Foreign currency” includes the net positions for each foreign currency, considering the totality of assets and liabilities in such currencies, and the gold position. Those positions in foreign currency which, individually considered at the close of each day of transactions, are below the equivalent of Ps.300,000 may be excluded. This exclusion will not apply if the computable foreign currencies considered as a whole at the close of each day exceeds Ps.1,500,000. Purchase or sale of contracts that give the right to buy or sell local assets and foreign assets are taken into consideration in calculating minimum capital requirements. The swaps and other derivatives on assets not affected by these regulations will be excluded from the portfolios that are subject to risk value calculation, provided such transactions are for the purpose of covering financial intermediation risks.

The market risk-related capital requirements are determined by using specific risk methodologies and are based on the financial institution’s daily net positions in any of the above-mentioned assets. These requirements follow, in general, standards established by the Basel Committee and the European Union.

Minimum Capital Requirement for Rate Risk: under Communication “A” 2793, and supplementary regulations, dated October 27, 1998, the Central Bank has implemented certain modifications, to be made effective by March 1999, to the methodology financial institutions use to calculate minimum capital requirements. This regulation requires that additional items be considered for purposes of determining minimum capital requirements, including risks associated with fluctuations in interest rates, credit quality and certain types of market risk. Communication “A” 3959 dated May 30, 2003 and effective as of January 2004 included the calculation of risk for those transactions adjustable by CER and CVS. However, the following items are excluded from this Regulation:

▪	securities and derivative instruments that are already subject to minimum capital requirements for market risk;

▪	holdings in foreign currency not subject to minimum capital for market risk as they are below the minimum applicable limits;

▪	banker’s acceptances;

▪	assets affected, covered by derivatives agreements made with foreign banks with international risk rate “A” or above, granted by international rating agencies accepted by the Central Bank;

▪	subordinated debt that is included in the calculation of Complementary Net Worth, and other assets deductible from minimum capital integration; and

▪	operations for spot markets of securities and foreign currency.

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

 If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and redress plan to the Central Bank, which may impose various penalties, including:

▪	temporary limitation on the amount of deposits a bank may accept;

▪	institutional restrictions as per expansion capacity and dividends distribution in cash;

▪	revocation of the license of a bank to conduct foreign exchange transactions; and, in some extreme cases

▪	revocation of the license of a bank to operate.

The following table presents, at December 31, 2009, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 18.13 to the Consolidated Financial Statements.

At December 31, 2009
(in millions of Pesos, except percentages)
Basel Accord
Total capital	3,028.3
Risk-weighted assets	10,827.6
Ratio of total capital to risk-weighted assets (1)	28.0%
Required capital	866.2
Excess capital	2,162.1

Central Bank’s Rules (2)
Total capital	2,948.4
Risk and Fixed weighted assets	16,239.1
Ratio of total capital to risk-weighted assets (3)	18.2%
Required capital (4)	1,572.2
Excess capital	1,376.2

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.64.5 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

System Governing the Holding of Securities in Investment Accounts and Available for Sale

Investment Account and Special Investment Account

As of June 1, 2001, according to Communication “A” 3083 of the Central Bank, the criteria for the accounting registration of holdings in investment accounts was modified. Such holdings, national public securities subject to market risk capital requirements, are registered at cost value exponentially increased up to each service due date according to its internal return rate and the time elapsed since their incorporation to such accounts.

By Communication “A” 3785 the Central Bank added a new chapter to the regulations, applicable only to those bonds received under the compensation mechanism implemented by the National Government in order to reimburse the entities for certain negative equity effects generated by the conversion into pesos at different exchange rates of those credits and obligations denominated in foreign currency, as well as by the negative net position deriving from such conversion (Articles 28 and 29, Decree No. 905/02). Such bonds may be registered by the entities at their technical value. By Communication “A” 3857 the Central Bank restricts the application of these provisions to those securities incorporated up to December 31, 2002, except for those received by the financial institutions as part of the compensation implemented by Articles 28 and 29 of Decree No. 905/02. By Communication “A” 4114 dated March 12, 2004, the Central Bank included those bonds to be received by the financial institutions as compensation for the transformation of loans adjustable by CER into loans adjustable by CVS (Chapter II of Law No. 25,796 and Annex II to Decree No. 117/04). For so long as this procedure was in force, the entities may only distribute dividends for such amount as the profits exceed the difference between the above-mentioned accounting value for registration purposes and the quotation of the bonds after all legal and statutory appropriations have been made.

In August 2007, the accounting valuation scheme for investment accounts was incorporated for debt securities issued by the BCRA (Lebac and Nobac), provided such debt securities are included in the monthly list of volatilities published by the BCRA. The maintenance term for these holdings will be up to their expiration. All holdings incorporated in investment accounts will be registered at their cost value, with monthly increases according to TIR. For a pre-existing holding, the market quotation will be considered at cost value; in the event of unlisted holdings acquiring volatility as published by the BCRA, the latest accounting value will be considered at cost value; otherwise the market value will be considered.

On June 26, 2009, Communication “A” 4961, excluded from such regulation those securities received as part of the compensation implemented by Articles 28 and 29 of Decree No. 905/02 and Chapter II of Law No. 25,796 (Annex II to Decree No. 117/04).

Under the Special Investment Accounts system are included those national public securities denominated in pesos for terms of five years or more at a fixed rate, without CER adjustment, acquired through primary underwriting effected by the financial entities as from June 1, 2007. These may be accounted for, at the Bank’s option, at either:

(i)	market value; or

(ii)	cost value increased according to their internal rate of return.

Whenever the market value is lower than the book value, such accrual will be allocated for compensation in a balancing account, until the book value is equal to the market value. Such balancing account will be released and charged to income to the extent that its balance exceeds the positive difference between market value and book value. The system created by this regulation shall have been totally canceled by December 31, 2010; therefore beginning January 1, 2010, the incorporation of new debt instruments to this regulation will not be admitted.

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

Furthermore, it has been resolved that beginning November 1, 2008, the total value of national public securities accounted for in investment accounts and special investment accounts may not exceed 7.5% of the total assets corresponding to the last day of the preceding month. Such limit is increased by an additional 7.5% for national public securities assigned to “Investment accounts” only in the event that they shall have been received by the financial entities by virtue of a swap, payment or exchange transaction, and provided that the financial entities’ decision on the subject involves the incorporation of those instruments received on the same date of implementation of such transactions in the framework of operations conducted beginning January 1, 2009 under specific decisions made by the relevant authority. Any excess thereon will determine an equivalent increase of the minimum capital requirement for credit risk.

In addition, the BCRA has decided to admit, until October 31, 2008, the following total or partial releases:

▪
national public securities comprised within the margin for purchase and sale or brokerage transactions admitted in case of excesses over the limits to credit risk division due to financing for the non-financial public sector that must be charged to this special system. The released instruments will continue to be taken into account in calculating the excess over the limits to credit risk division due to financing for the non-financial sector originated in operations in existence prior to March 31, 2003, whose margin may not exceed 25% of the RPC corresponding to the last day of the pertinent preceding month;

▪
national public securities acquired by the financial entities through primary underwritings from June 1, 2007, denominated in pesos at terms of five years or more, at a fixed rate without CER adjustment, chargeable investment accounts at the net book value of the relevant portion corresponding to the amount of the balancing account; and

▪	BCRA’s monetary regulation instruments contained in investment accounts, so that they may be totally or partially charged to the special investment account system.

Available for Sale

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

CAMEL Quality Rating System

Under Law No. 24,144, the Central Bank established the “CAMEL” quality rating system which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions Law, its administrative order and the general operating solvency of the entity. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank that is being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an institution can receive. By combining the individual factors that are under evaluation, a combined index can be obtained which represents the final rating for the entity. The rating a bank receives from the CAMEL system can be used by the Central Bank in making decisions such as determining the levels of minimum capital or the amount of contributions a bank is required to contribute to the insurance guarantee system.

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

C (“Calificación” (Spanish for Rating)). The rating agencies play a quite significant role in banking supervision. The ratings serve to bring attention to the available guarantees and informs the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which naturally appear in the marketplace to fulfill such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

Foreign Currency Position

As at the date of this report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

▪
15% of the equivalent in dollars of their Bank’s RPC, as registered at the close of the month that is two months prior to the relevant month plus the amount that results from multiplying 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is two months prior to the relevant month; and

▪
a minimum equivalent to U.S.$8,000,000, which may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. BBVA Banco Francés maintains the limit indicated in the immediately preceding bullet point.

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

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial entities, (iii) cash in transit and (iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “Lending Capacity Provided by Deposits in Foreign Currency” above.

Effective May 1, 2003, under the terms of Communication “A” 3889 and supplementary regulations, of the Central Bank, the global net position in foreign currency may not exceed the following limits:

▪
Negative global net position (liabilities exceeding assets), 30% of the RPC until December 31, 2006. As from January 1, 2007 and according to the provisions of Communications “A” 4577 and 4598, 15% of the RPC, with the possibility of an additional 15% to the extent that the entity at the same time has recorded: (a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of such limit and (b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the global negative net position in foreign currency.

▪	Positive global net position (assets exceeding liabilities), which is the lesser of the following:

(1)	30% of the RPC, and

(2)	Own liquid resources.

Own liquid resources means the excess of RPC with respect to immobilized assets and other concepts computed according to the rules on “Relationship of Immobilized Assets and Other Concepts”. See “Fixed Assets and other items” below.

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

Any excess above the limits will be subject to a charge amounting to the greater of twice the annual rate at due date for Central Bank drafts in dollars or twice the LIBOR rate at thirty days for transactions in such currency.

For financial information regarding our net foreign currency exposure, see Note 18.12 to the Consolidated Financial Statements.

Fixed assets and other items

The Central Bank determines that the fixed assets and other items maintained by the financial entities must not exceed 100% of the entity’s RPC. The BCRA has resolved to increase by 50 percentage points the specified limit to the extent that the immobilization of the assets is originated in the holding of national public securities and/or monetary regulation instruments of the BCRA appropriated as guarantee by financial institutions in favor of such entity according to the regulations in force for operations implemented by the ALADI Reciprocal Payments and Credits Agreement.

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Assets appropriated as guarantee.

▪	Various credits (including the net balance favorable to the given entity corresponding to the Tax on minimum presumed income or “TOMPI” undeductible of Basic Net Worth).

▪	Property for own use.

▪	Various property items.

▪	Organization and development expenses.

▪	Goodwill.

▪	Financing transactions for related clients.

Excluded from the above items are those assets deductible for calculating the entity’s RPC and assets affected as guarantee for certain operations mainly related to swaps and derivatives, as well as the financing transactions with certain related companies, provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

The calculation of such assets will be effected according to the balances at the close of each month, net of depreciations, accumulated amortizations and bad debt risk allowances (except for 50% of the allowance on the portfolio in a normal situation). It will also be possible to deduct certain liabilities related to the assets being calculated. In the case of financing transactions with related clients, the calculation will be based on the balance at the close of each month or the largest assistance provided to each client during the period in question.

Any excesses in this relationship generate an equivalent increase of the minimum capitals. Furthermore, any entity incurring noncompliance violations in three consecutive or four non-consecutive months within a period of twelve consecutive months must submit a regularization and normalization program.

Lending and Investment Limits

Private sector

Central Bank rules limit the amount of credit, including guarantees, that a commercial bank may extend to, and the amount of equity that it may invest in, any entity at any time. These limits are based on the Bank’s RPC on the last day of the immediately preceding month.

According to Central Bank rules, a commercial bank may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s RPC. However, we may extend additional credit to that client up to 25% of the Bank’s RPC if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a commercial bank may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any particular borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 300% of the borrower’s net worth if such amount does not exceed 2.5% of the Bank’s RPC.

Effective October 1, 1995, the Central Bank requires that extensions of credit in any form in excess of 2.5% of a Bank’s RPC must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

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

▪	in certain exceptional cases, any individual or entity that the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

“Control” is defined as:

▪	holding or controlling, directly or indirectly, 25% of the voting stock of the controlled entity;

▪	having held 50% or more of the voting stock of the controlled entity at the time of the last election of such entity’s board of directors;

▪
any type of equity holding that creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled entity’s general shareholders’ meeting or meeting of the board of directors; or

▪	when a person is determined by the Board of Directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

Under Communication “A” 3129 dated June 30, 2000, applied from July 1, 2000 and supplementary regulations, the Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

▪	Entities with CAMEL 1 to 3:

(i)	For each related client:

1.	General:

a)	Transactions with guarantee: 10% RPC

b)	Transactions without guarantee: 5% RPC

2.	Complementary services entities or companies subject to consolidation:

Granting financial entity	Rating of the recipient	General	Additional
			Tranche I	Tranche II	Tranche III
with rating 1, 2 or 3	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	10%	—	—	—
with rating 4 or 5	1 to 5	0%	—	—	—

Complementary services companies	Rating of granting entity	General	Additional
			Tranche I	Tranche II	Tranche III
stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards	1	100%	—	—	—
	2	10%	90% for financing transactions for an agreed initial term of up to 180 days.	—	—
credit card issuers	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	0%	—	—	—

3.	Investment grade bank from abroad: 10% RPC.

(ii)	For all linked clients, excepting financial entities or complementary services companies, subject to consolidation: 20%.

(iii)	Total of financing transactions for linked clients plus total of frozen assets, excluding complementary leasing, factoring and credit card issuing services: 100%.

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

In addition, with respect to Related Persons who are natural persons, the total amount of loans to those Related Persons cannot exceed Ps.50,000, which amount must be used exclusively for personal or family purposes. Failure to properly observe these requirements can result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the requirements beginning on the month when the excess amounts are not corrected and continuing while the excess amounts remain. In the case of information registered out of term, this increase will be applied beginning on the month when the information is registered and for as long as the default exists. Moreover, once the default has been corrected, the increase will be applied for a number of months equal to the period during which the Central Bank was not informed. For repeated defaults the increase can reach up to 130% of the excess amount.

At December 31, 2009, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Banco Francés on a consolidated basis to Related Persons totaled  Ps.118.4 million, or 4.02% of BBVA Banco Francés’ RPC.

Non-financial Public Sector

By Communication “A” 3911 dated March 28, 2003 and supplemented, and which became effective in April 2003, the Central Bank set forth new limits for those transactions carried out with the non-financial public sector.

The non-financial public sector includes, inter alia:

▪	the national government;

▪	provincial governments;

▪	the city of Buenos Aires;

▪	municipal governments;

▪	central administration, ministries, departments and their decentralized and autonomous entities and other official bodies; and

▪
trusts and trust funds whose final beneficiary or trustee, as determined by the respective contracts or applicable regulations, belongs to the non-financial public sector, including other trusts or trust funds where such sector is the final destination of the financed works.

Communication “A” 4527 dated April 25, 2006 and supplementary regulations provide that the Central Bank may apply to public sector companies governed by Law No. 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they:

▪
do not require resources from the state budget whether national, municipal, provincial or belonging to the Autonomous City of Buenos Aires for such items as transfers, capital contributions (excepting those corresponding to their incorporation) or reimbursable financial assistance to be used for covering expenses and/or investments made in the course of their normal and customary businesses, except those which may have been contemplated in the 2001 and 2003 budgets;

▪	maintain technical and professional independence of their managerial bodies for implementing corporate policies;

▪	trade their goods and/or services at market prices;

▪	possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders; and

▪	do not distribute of dividends among their shareholders.

Compliance with all the above conditions must have been verified continuously during at least the ten years immediately preceding the date of the granting of financial assistance.

By Communication “A” 4581 dated September 29, 2006 and supplementary regulations, the Central Bank of the Argentine Republic may agree on the general treatment for persons of the non-financial private sector, to all effects of the rules applicable on the subject to public sector companies which are not incorporated under Law No. 20,705 and which also comply with the following requirements:

▪	Their creation must have been ordered by a national law;

▪
They must create a stock corporation according to the rules of Chapter II, Sections V and VI of the Law of Corporations Number 19,550 (stock corporations and corporations with majority state participation);

▪	They must have majority National State participation, be it direct or indirect, according to the provisions of the said Law;

▪	They must be for the specific purpose of developing activities in the power supply sector; and

▪	They must be subject to internal and external control by the National Public Sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

Consequently, those corporations receiving the treatment set forth in this resolution will be exempted from the application of the provisions regarding financial assistance to the owners of entities in the non-financial public sector.

All financing granted to the above entities may not exceed the following limits with respect to the entity’s RPC as at the last day of the preceding month:

▪	for transactions in the national public sector: 50%, which includes loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system;

▪
for all transactions granted to each provincial jurisdiction and the City of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements): 10%. This limit includes financing operations granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;

▪
for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%. Total financing granted to the above-mentioned jurisdictions (excluding those mentioned in the previous paragraph): 15%; and

▪	for all transactions referred to in the first three points above: 75%.

On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result:

a)	From transactions existing prior to March 31, 2003;

b)	From increases in the transactions mentioned in point a) above by the receipt of:

(i)
compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform;

(ii)	bonds received within the framework of the Mortgage Refinancing System established by Law No. 25,798;

(iii)	bonds issued in terms of Decree No. 1735/04 which may be received within the framework of the Argentine debt restructuring, in exchange for eligible securities pre-existing as at March 31, 2003; or

(iv)
public debt instruments of the Argentine government subscribed by financial entities through swap, payment or exchange since January 1, 2009, within the framework of specific regulations issued by the relevant authority; or

c)
From participations greater than 50% by the Argentine government as trustee in financial trusts for the financing of construction work as contemplated by paragraph i), point 3.2.4 of the regulations entitled “Financing to the Non-Financial Public Sector”.

The excesses registered in the case of new transactions in accordance with points a) and b) above will also not be considered as non-compliances, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services or partial or total payments of the aforementioned debt. These funds must be applicable within 180 calendar days following the due date. In the case of a primary subscription of National Government debt securities, point 2 of Communication “A” 4343 authorizes the reinvestment of the funds to be collected for amortizations or partial or total payments, with an anticipation of up to 180 calendar days to their due date.

In addition, by point 1 of Communication “A” 4455 and effective as of December 1, 2005 and complementary communications, a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out the purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk, that is to say, with such volatility as informed by the Central Bank, provided it does not exceed the equivalent to 25% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the allocation at market value of national public securities holdings, and iii) funds received for amortization services corresponding to the public sector assets involved.

However, no financing will be granted in those cases where the ratio of transactions comprised with respect to the Bank’s RPC determined as of March 31, 2003 is exceeded owing to reductions in this last parameter and until such relationship is reestablished.

Apart from the above-mentioned limits, the guarantee provided by the collection of taxes (either federal or local) and/or by the collection of royalties by provincial or municipal jurisdictions may not exceed 40% of the total of such income at the time of evaluating the granting of new financing, and considering the new financing about to be granted. This requirement does not apply to transactions guaranteed by pledge or leasing agreements.

Effective July 1, 1993, the amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s RPC may not exceed, in the aggregate, three or five times the bank’s RPC, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limit does not consider those guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans (Communication “A” 3366). Also excluded until December 31, 2008 will be the compensation bonds or promissory notes received according to the provisions of Articles 28 and 29 of Decree No. 905/02 as amended (point 3 of Communication “A” 4093, as amended by point 7 of Communication “A” 4467).

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers in the categories of  “Problem”, “Deficient Servicing”, “High Risk of Insolvency”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” (in effect prior to October 2007), and loans to borrower classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the new Central Bank loan classification system effective in November 2007. In addition, in 1993, the Central Bank established a mandatory general allowance requirement for all performing loans. See “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Priority of Deposits

Law No. 24,485 in force since April 18, 1995, as amended by Laws No. 24,627 and 25,780, sets forth that in case of judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to 50,000 pesos per person (including any amount of said person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.50,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the Bank and that directly affect international commerce.

Furthermore, pursuant to article 53 of Law No. 21,526, as amended by Laws No. 24,627, 25,562 and 25,780, Central Bank credits will have absolute priority over the other credits, except for pledged or mortgaged credits, certain labor credits, the depositors' credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial entities due to temporary lack of liquidity, advances in favor of financial entities with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the Banking Liquidity Fund backed by pledge or mortgage.

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

Capital Markets

Under the Financial Institutions Law, banks may underwrite and place both equity and debt securities. There are currently no statutory limitations on the size of a bank’s underwriting commitments. However, a bank’s underwriting commitment would be treated as an extension of credit subject to the limitations discussed under “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending and Investment Limits”.

Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the MAE and authorized to act as over-the-counter brokers (“agentes de mercado abierto”). The MAE is a self-regulatory institution that has been authorized by the CNV. In our capacity as an over-the-counter broker, we are subject to MAE rules and the supervision of the CNV as our primary regulator, and accordingly, we must comply with certain reporting requirements.

Since 1990, the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires—“MERVAL”) has authorized brokerage firms or houses organized as sole purpose corporations to operate as securities brokers on the MERVAL. Commercial banks may freely own a Securities Brokerage Company, as there are no current restrictions on ownership, and most of the principal commercial banks operating in Argentina have already established their own Securities Brokerage Company. All brokers, individuals or firms, are required to own at least one share of stock in the MERVAL to be admitted as a securities broker on the MERVAL.

An agreement between the MERVAL and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the Buenos Aires Stock Exchange and that all debt securities listed on the MERVAL may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

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

then such financial entity must submit a regularization and normalization plan under such terms and conditions as may be established by the Central Bank within a term that may not exceed thirty days. This notwithstanding, the Central Bank may appoint overseers with veto powers and/or demand the creation of guarantees and restrict or prohibit the distribution of remittances or profits. The lack of submission, the rejection of or any noncompliance with the regularization or normalization plans entitle the Central Bank to revoke the authorization to operate as a financial entity and to apply sanctions. If the plan is accepted, the Central Bank may grant a temporary exemption with respect to the observance of the technical regulations and excuse or postpone the payment of fines (if any).

Likewise, and prior to the revocation of the authorization to operate as a financial entity, the Central Bank may authorize the restructuring of the entity for the protection of its depositors, by applying any of the following decisions or a combination thereof in a sequential, gradual or direct manner: reduction, increase and assignment of the corporate capital, exclusion of assets and liabilities and their transfer to other financial institutions, judicial intervention, responsibility for and transfer of excluded assets or liabilities.

Dissolution and Liquidation of Financial Institutions

As provided in the Argentine Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then submit such decision to a competent court, which should determine whether the corporate authorities or an appointed independent liquidator will liquidate the entity. The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

Pursuant to the Argentine Financial Institutions Law, the Central Bank no longer acts as liquidator of financial institutions. However, if a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or significant changes have occurred in the institution’s condition since the original authorization was granted, then the Central Bank may revoke a bank’s license to operate as a financial institution. In this event, the law allows for judicial or extra-judicial liquidation. During the liquidation process and once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy or a petition in bankruptcy may be filed by any creditor of the bank after a period of 60 calendar days has elapsed since the license was revoked.

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

Law No. 26,087 grants the FIU the power to obtain secret or confidential information at its sole request, requiring no Judicial Power intervention and eliminating any absolutory excuses for asset-laundering crimes. Law No. 26,119 modifies the integration of the FIU and Law No. 26,268 incorporates into the Criminal Code the crimes of illegal terrorist association and financing terrorism.

Money laundering is defined in the Criminal Code as providing for criminal sanctions whenever a person converts, transfers, manages, sells, encumbers or in any other manner uses money or any other asset deriving from illegal activities, in which such person has not participated, with the possible result that the original or substitute assets may appear as deriving from a legitimate origin; provided, however that the value of the assets exceeds the amounts indicated in the regulation, irrespective of whether such amounts are the result of one or more transactions.

The main purpose of Law No. 25,246 is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies. These duties consist of information capturing functions. The Central Bank regulation requires banks to take certain minimum precautions to prevent money laundering.

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

Financial entities must also inform the Superintendence of any transaction that is suspicious or unusual, devoid of any economic or legal justification, or which is unnecessarily complex, whether occurring on isolated occasions or repeatedly.

The Bank believes that it is in compliance with all applicable regulations on money laundering pursuant to the provisions issued by the Ministry of Foreign Affairs, International Commerce and Culture on funds freezing and measures against presumed terrorists, by the Central Bank and by the FIU, in particular Resolution No. 2 of the FIU dated October 25, 2002, as amended by Resolution No. 2 of the FIU dated June 13, 2007, which regulates Article 21, sections a) and b) of Law No. 25,246 providing for the gathering of information in respect of suspicious transactions and their notification to the authorities.

Law No. 26,476, published and in force since December 24, 2008 and declared a public policy rule, establishes a system of tax regularization, promotion and protection of registered employment with priority for small and medium-sized entities, and of declaration and repatriation of capitals. Subjects who decide to adhere to the declaration and repatriation of capitals must comply with the provisions of Law No. 25,246 on asset laundering prevention. The term in order to adhere to this repatriation has expired, but the term regarding the registration of employment and tax regularization is still in force. Excluded from its scope of application are the amounts deriving from conducts liable to be included in article 6 of Law No. 25,246, with the exception of tax evasion or attempted tax evasion situations. The Argentine Public Revenue Administration – the Argentine Tax Authority (AFIP) issued this regulation on February 2, 2009.

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

▪
those deposits made between July 1, 1995 and September 17, 1998, at a rate exceeding by two percentage points per annum or more than paid by the Banco Nación on similar terms and, after such later date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the Central Bank; and

▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement.

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 12,3149% equity interest in the company as of December 31, 2009.

By Communication “A” 2337 of May 19, 1995, the Central Bank notified the financial institutions of the approval of the regulations on the application of the guarantee system as of April 18, 1995.

Decree No. 1127/98 dated September 24, 1998, increased the amount covered by the deposit guarantee system to Ps.30,000 irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.30,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.30,000 are also included in the guarantee system up to the Ps.30,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

The Argentine insurance system was financed by monthly contributions from all financial institutions operating in Argentina, ranging from 0.03% to 0.06% of average peso and foreign currency deposits held by such financial institutions.

According to Communication “A” 3064 of the Central Bank, applicable to contributions from January 2000, financial institutions may choose to make a contribution to the Deposit Guarantee Fund equivalent to 50% of the amount mentioned in the preceding paragraph and arrange a loan with Seguros de Depósitos Sociedad Anónima to provide for the remaining 50%.

Such loans are for a maximum term of 36 months and interest is due on the twelfth day of each month. The balances owed for Deposit Guarantee Fund accrue interest equivalent to the yield obtained from the placement to the Deposit Guarantee Fund resources in instruments that are similar to those chosen for the investment of foreign currency reserves of the Central Bank.

Under Communication “A” 3153 dated August 24, 2000, the Central Bank decided to cancel, effective September 2000, the obligation to lend to SEDESA 50% of the monthly contributions and reduced these contributions to a rate ranging from 0.015% to 0.03% of the monthly average of deposits in pesos and foreign currency held at each entity.

As of November 2001, the contribution to the Deposit Guarantee Fund made by the financial entities has had the following evolution:

▪	Under Communication “A” 3358 of November 9, 2001 of the Central Bank, the contributions percentage increased to 0.03% effective as of the contribution due December 2001.

▪	Under Communication “A” 4206 of September 14, 2004 of the Central Bank, the contributions percentage decreased to 0.02% effective as of the contribution due September 2004.

▪	Under Communication “A” 4271 of December 30, 2004 of the Central Bank, the contributions percentage decreased to 0.015% effective as of the contribution due January 2005.

During 2002, Decree No. 214/02 of the Executive, in its Article 16, made changes to the provisions of Decree No. 540/95 as amended, which allowed SEDESA to issue nominative non-endorsable securities to be offered to depositors as payment of the deposit guarantee whenever it did not have sufficient funds for such purpose. Such securities, whose conditions would be established for general purposes by the Central Bank, must be accepted by the financial entities in order to constitute deposits.

Credit Cards Law No. 25,065

Law No. 25,065, enacted in 1999, governs different aspects of the credit, purchase and debit card system. In its main aspects, this law: (i) creates an obligation to sign a contract between the bank and the holder of the credit card before the card is issued, (ii) fixes a maximum limit to financial interest charged on balances, which may not exceed by more than 25% of the rate applied to personal loan transactions, (iii) sets a maximum 3% fee to be charged by the banks to commercial establishments, and is not entitled to charged commercial establishments in the same line of business with different rates and (iv) prohibits providing information to financial background databases regarding particulars of credit card holders in delinquent payment situations.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

In early 2005, the Argentine Government restructured the public debt that had been in default since 2001. Pursuant to this restructuring, the Argentine Government offered its creditors three types of bonds (par, discount and quasi-par) in exchange for the Argentine sovereign debt they held, as well as bonds in lieu of past due interest on such sovereign debt. The exchange offer encompassed U.S.$81,836 million in securities held by residents and non-residents, and achieved an acceptance rate of 76.15%. The new bonds issued after the exchange amounted to U.S.$35,261 million, 44% of which were denominated in pesos.

The growing economy in 2005 led to inflationary pressure and despite regulated prices (mainly tariffs on public utilities), which had a moderating impact on inflation, the year ended with a 12.3% increase in consumer prices.

The successful debt restructuring resulted in optimism and the return of positive capital flows to Argentina, which added to the dollar surplus stemming from the trade balance. Increased export dynamics, mainly in manufactured industrial goods, led to a 14.2% growth in volumes exported. Thus, the trade surplus for the year closed at U.S.$11,663 million, only 3.6% below the 2004 trade surplus, despite the 28% growth of imports.

Given the abundant foreign exchange supply and that the public sector was buying dollars to honor debt commitments with multilateral organizations, at the end of 2005 the exchange rate closed at Ps.3.03 per dollar, slightly above end of 2004 levels.

The Government was able to sustain fiscal solvency and the primary result of the non financial public sector reached 19,661 million pesos, more than 13% above previous year’s surplus. In general, improvements in tax collection were the result of increased inflation, economic activity growth and reduction of tax evasion. In the second half of 2005, primary expenses started to grow at a faster pace than revenues and this performance continued during the first quarter of 2006.

The year 2005 was characterized by higher interest payments and debt amortizations of approximately U.S.$12,000 million that the Government had to face due to the completion of the debt restructuring process and the lack of agreement with the IMF during 2005. By the end of 2005, the Government paid off, completely and in advance, its U.S.$9,500 million debt with the IMF making use of accrued international reserves at the Central Bank. This transaction was carried out at the beginning of 2006, replacing those reserves at the Central Bank by a dollar-denominated Government security with similar yield. In consequence, this operation brought relief to the principal payments due during the year. Furthermore, a favorable domestic and foreign economic environment made it possible for Argentina to issue debt for a nominal value of U.S.$5,365 million to partially roll-over maturities, and allowed the public sector to accumulate deposits in the banking system.

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

During 2006, the Government managed to maintain fiscal solvency. The primary surplus of the non-financial public sector was Ps.23.2 billion, an increase of 17.8% compared to the result of the previous year. Tax collection increased at a strong pace, mainly driven by the social security contributions which increased at rates of around 50% per annum due to improvements in employment in formal labor markets and in nominal wages. With respect to primary expenses, the increase in capital expenditures in 2006 was essentially due to higher public investment.

In the first quarter of 2006, the inflation rate, greatly influenced by hikes in the prices of meat and other foodstuffs, averaged 1% monthly. The Government, which had been negotiating price agreements with supermarkets and producers in order to moderate inflationary expectations, took more drastic measures in April and limited the exports of beef and increased export duties on dairy products. This change in the regulations led to an increase in the domestic supply of meat which impacted prices and resulted in slightly lower inflation rates (0.6% monthly average) in the second quarter of 2006. However, in the last months of 2006 inflation seemed to regain momentum under the influence of certain seasonal items and a weakening of the price agreements, as a result of which the year closed with an overall increase of 9.8% in retail prices.

In 2007, the Argentine economy grew at a pace close to 8.7%, according to EMAE (Monthly Economic Activity Estimator) published by INDEC. In the first three quarters of 2007 and for the first time since the devaluation, the services sectors, along with financial intermediation, grew at higher rates than the goods production sectors. Unemployment dropped 1.7 percentage points year-over-year on average in 2007.

Fiscal accounts deteriorated during 2007. Tax collection grew by 33%, driven by VAT (IVA), tax on debits and credits on bank accounts, export taxes and Social Security contributions in particular. However, primary public spending accelerated at a faster pace than total fiscal revenues growing by 44% when compared to the previous year. The factors with the strongest impact on the increase in spending were social security services and transfers to the private sector. Additionally, public accounts were favorably impacted by the Retirement and Pensions Reform, which contributed an additional Ps.7,800 in revenues due to the transfer of the funds accumulated in the Private Pension Fund System (AFJPs) to the public social security system as affiliates switched from one system to another.

The Consumer Price Index (CPI) for Greater Buenos Aires (GBA) increased 8.5% year-over-year as of the end of 2007. Due to the fact that methodological changes introduced in the GBA CPI index were not applied in all of the provinces, the national inflation rate, excluding the Greater Buenos Aires area, rose to 12.3% year-over-year to December 2007.

The economic activity in Argentina was affected in 2008 by several national and international events that resulted in a slowdown of the Argentine GDP growth rate. During the first half of the year, confrontations of the National Government with the agriculture and livestock sector, due to the introduction of escalating export duties on grain, led to a rise of the country risk level and to a fall of consumer confidence. The impact of this phenomenon was partly cushioned by the large increase in the terms of trade during that period. However, during the last six months of 2008, the decline in global demand started to have an impact on the economy, the first sign of which was a fall of approximately 40% in agricultural raw materials prices. The worsening of the Global Financial Crisis and the reform of the social security system in Argentina increased risk aversion and the demand for dollarized assets. After five years of expansion rates of more than 8.5%, the rate of economy grew by 7% in 2008.

Unemployment had a slight decline in 2008, mainly due to a reduction in labor force participation since there was a certain stagnation in the creation of new jobs.

Public accounts benefited from pension fund reform as personal contributions from workers previously affiliated to private pension funds were transferred to the pay-as-you go state-owned scheme at the end of 2008. Primary surplus reached Ps.32,529 million in 2008, which represented 3.15% of GDP.

The Argentine terms of trade increased by 12.9% on average during 2008, due to an increase in the international prices of raw materials. Exports increased by 26.5% as a result of the high prices of these exported products during most of 2008. On the other hand, imports grew by 28.4%, at the same rate as in 2007. During the last quarter of 2008, both exports and imports slowed down sharply as a consequence of the Global Financial Crisis.

Higher portfolio dollarization during May and October of 2008 resulted in higher volatility in the exchange rate as compared with previous years. In the last quarter of 2008, the worsening of the Global Financial Crisis caused severe currency depreciations within Argentina’s main trading partners, such as Brazil, Chile and Europe, and boosted the devaluation of the Argentine peso. The exchange rate (BCRA reference) increased by 9% in 2008, closing at an average rate of 3.42 pesos to the dollar at the end of 2008.

In 2009, economic activity in Argentina was also affected by the Global Financial Crisis, and, to a lesser extent by the swine flu, all of which led to a strong deceleration in GDP growth after six years of continuous increases. Preliminary data as provided by the Monthly Activity Estimator (EMAE) showed that the economy grew by only 0.8% during 2009.

As a consequence of the slowdown and higher uncertainty, the unemployment rate increased from 7.3% in the fourth quarter of 2008 to 8.4% in the last quarter of 2009.

Tax collection was up by 13.2% as a result of social security contributions (up by 48.1%). Primary expenditure was up by 30.2% prompted mainly by capital expenditures and salaries. Primary surplus was Ps.17,286 million.

CPI for the Greater Buenos Aires Area was up by 7.7% in 2009.

In terms of international trade, exports dropped by 20.4% year over year, while imports contracted even further by 32.5% year over year, which resulted in a record trade surplus of U.S.$16,980 million during the year.

The aftermath of the Global Financial Crisis continued to be felt in Argentina during the first half of 2009 and private capital outflows increased. As a consequence of a higher demand for U.S. dollars, the Argentine Central Bank intervened by selling international reserves, continuing to apply a “managed float” policy from January to June. The nominal FX depreciated by 11% during that period and remained approximately constant for the rest of the year. The U.S. dollar closed at 3.797 to the Argentine Peso.

Effects of Recent Events on BBVA Banco Francés

Following a four-year recession, the Argentine economy began to recover in 2003 and deposits flowed back into the system. This positive trend continued during the following years both in terms of economic activity and fiscal solvency, with stable prices and exchange rates, while in the financial system peso and dollar deposits continued to grow and loans to the private sector accelerated their recovery. After five years of expansion rates of more than 8.5% and 7% in 2008, the economic activity in Argentina in 2009 was affected by the Global Financial Crisis and, to a lesser extent, by the swine flu. In this context the rate of economy growth was 0.6% in the first half of 2009 and the economy decreased by 0.3% in the third quarter. Private companies’ salaries in the formal sector continued to be up showing a year over year increase of 16.7% as of November 2009. Wage increases in the informal sector were somewhat higher, while government agencies increased their workers’ salaries somewhat less than the formal sector. The CPI for the Greater Buenos Aires Area was up by 7.7% in 2009. As in the previous year, main increases were in services, especially in private education fees. In terms of international trade, there was an average drop of 7.1% during the first nine months of 2009, mainly as a result of a drop in raw material prices around the world. This affected Argentine exports: there was a year-over-year drop of 20.4%. Imports dropped even more by 32.5% which resulted in a significant surplus of U.S.$16,981 million during the mentioned period.

In 2009, we implemented the following measures:

▪	increased private sector loans focusing in the middle-market and retail segments;

▪	increased retail deposits, expanding current and savings accounts participation over CDs;

▪	further developed the transactional business as a source of fee income;

▪	emphasized service quality and increased cross-selling, through an effective promotion and advertising campaign;

▪	maintained our excellent asset quality standards; and

▪	increased investment in electronic channels.

Critical Accounting Policies (amounts express in thousands)

Our Consolidated Financial Statements are prepared in accordance with the rules prescribed by the Central Bank, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Notes 3 and 4 to the Consolidated Financial Statements. These rules require us and our subsidiaries to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of the Bank and its subsidiaries.

Allowance for Commercial Loan Losses

We provide for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance for commercial loan losses charged to expense is determined by management based on a periodic analysis of updated financial information provided by the debtor at our request. The basic assessment criterion is the future debt payment capacity or the collateral granted to us on the basis of the estimated cash flow. We also take into account other circumstances such as timely compliance with obligations, qualified and honest management, whether the company is engaged in economic activities with acceptable prospects and the competitiveness of the debtor within its industry.

On the basis of these conditions, the customer is placed in one of six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on our analysis, we book additional allowances for certain debtors, which does not require recategorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

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

We are a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In the Massa Case, the Supreme Court confirmed by a majority vote of its members the validity of the emergency legislation enacted as a response to the Argentine Crisis. In other words, the Supreme Court accepted the re-denomination into pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Government whose unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into pesos at the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non-compoundable 4% interest rate accruing as of the establishment of restrictions upon the availability of bank deposits or as of the date of maturity of the deposit if it was after February 28, 2002, subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which the Supreme Court lays down a methodology that consists of calculating the amount to be reimbursed in pesified deposits if there were partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa Case. Additionally, the Court placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in dollars of the original deposit. As of December 31, 2009 and 2008, we estimated this contingency and it has raised allowances for the total amount.

At December 31, 2009, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly installments from April 2003. As of December 31, 2009 these assets have been fully amortized, with the total accumulated amortization as of December 31,

2009 amounting to Ps.1,295,784. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 19.14 to Consolidated Financial Statements).

Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Moreover, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

For a detailed description of the applicable accounting principles, please see Note 3 to the Consolidated Financial Statements.

Differences Between Central Bank Rules and Generally Accepted Accounting Principles Effective in Argentina

The most significant valuation differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Argentina are detailed below (see Note 4 to the Consolidated Financial Statements).

▪	Valuation Criteria

(1)	Federal Government secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of U.S.$2,227,460 thousands for Federal Government secured loans. At December 31, 2008, the remaining of those loans were recorded under “Loans – to Governmental Sector” amounting to Ps.1,365,546, in accordance with the criterion described in Note 3.4.3.

In accordance with Resolution CD No. 290/01 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), at December 31, 2008 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return, and they do not exceed their recoverable value.

As stated in Note 3.4.3. as of December 31, 2009, the Bank has carried the book value of the remaining Federal Government secured loans for Ps.315,958 at their fair value of realization, a criterion that has not given rise to departures from the professional accounting standards currently in force.

(2)	Tax Effects

As already indicated in Note 5.1. the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for Ps.313,700 and Ps.193,552 as of December 31, 2009 and 2008, respectively, should be recovered.

In addition as of December 31, 2008, the Bank had tax loss carryforwards that were partially applied to compensate the taxable income for the current fiscal year.

(3)	Derivative financial instruments

As explained in Notes 3.4.14 and 11, as of December 31, 2009 and 2008, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. If the Bank had applied the professional accounting standards currently applicable, as of December 31, 2009 the stockholders’ equity would have increased by Ps.124 and as of December 31, 2008 it would have decreased by Ps.3,581. In addition, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2009, 2008 and 2007 would have been Ps.3,705 (income), Ps.3,852 (income) and Ps.7,433 (loss), respectively.

(4)	Consolidar AFJP S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar AFJP S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a Ps.20,109 write-down for the real estate in its stand-alone and Consolidated Financial Statements as of December 31, 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

▪	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2, the Bank charged to the account “Unrealized valuation difference” in stockholders' equity a loss of Ps.14,133 and a loss of Ps.181,119, as of December 31, 2009 and 2008, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not include this accounting treatment. As of December 31, 2009, 2008 and 2007, Ps.166,986 (income), Ps.138,323 (loss) and Ps.42,796 (loss), respectively, would have been charged to income for each fiscal year under this accounting treatment.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in Argentina

a)	Arising from the application of the accounting standards issued by the National Superintendence of Insurance (S.S.N.) and the main differences from the professional accounting standards in Argentina:

(i)
Federal Government secured loans – Decree No. 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A. (“Retiro”) amounting to Ps.606,217 and Ps.914,113 as of December 31, 2009 and 2008, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28, 2009 and February 25, 2009, the Board of Directors of Retiro exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured loans Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were Ps.131,017 and Ps.3,233 respectively, receiving in exchange Ps.413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

On September 10, 2009, Retiro’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN 2014) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to Ps.7,938, Ps.2,000 and Ps.42,900, respectively, and it received in exchange Ps.11,882 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”) and Ps.57,272 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules issued by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in Argentina.

Federal Government secured loans – Decree No. 1387/01 held by Consolidar AFJP S.A amounting to Ps.120,846 as of December 31, 2008, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (AFJP).

(ii)	Retiro’s portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

(iii)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(iv)
With respect to Retiro, the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes Ps.8,993 and Ps.13,084 at December 31, 2009 and 2008, respectively, corresponding to the regularizing account called “Unaccrued Federal Government secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of Federal Government secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

(v)
Upon booking the effects of the interest rate swaps as of December 31, 2009 and 2008, Retiro abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 and 3,950 as of December 31, 2009 and 2008, respectively.

b)	Arising from the application of the accounting standards issued by B.C.R.A. and the professional accounting standards in force in Argentina:

(i)
Retiro as of December 31, 2009 and 2008 and Consolidar Cía. de Seguros de Vida S.A. as of December 31, 2008: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2009 and 2008 amounted to Ps.7,435 (income) and Ps.7,011 (loss), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have increased by Ps.4,271 and Ps.5,720 as of December 31, 2009 and 2008, respectively.

(iii)
The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar AFJP.

Operating Results

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal WPI published by the INDEC.

According to the above-mentioned method, the accounting measurements were restated according to the purchasing power changes of August 31, 1995. As of that date, based on the prevailing economic stability conditions and according to CNV General Resolution No. 272 and Central Bank Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In light of CNV General Resolution No. 415 and Central Bank Communication “A” 3702, the method was reinstated effective as of January 1, 2002, considering the previous accounting measures restated as of December 31, 2001.

By means of Communication “A” 3921 of the Central Bank and CNV General Resolution No. 441/03 in compliance with Decree No. 664/03 of the Executive Branch, the application of the restatement method on financial statements in equivalent purchasing power was suspended as of March 1, 2003. Accordingly, we applied the restatement method only until February 28, 2003.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 19 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

Results of Operations for the Fiscal Years Ended December 31, 2009, 2008 and 2007.

Overview

Our net income for the fiscal year ended December 31, 2009 was Ps.718.5 million (including a loss from discontinued operations of Ps.96.6 million). This income was mainly due to a 136.33% increase in Gross Intermediation Margin; a 26.23% decrease in Other Expenses and a 1.06% increase in Service Charge Income. This income was partially offset by a 67.25% decrease in Other Income; a 1,088.29% increase in Income Tax; a 15.60% increase in Operating Expenses; a 570.06% increase in Allowances for Doubtful Loans; a 16.23% increase in Service Charge Expenses and a 631.60% decrease on Minority Interest in Subsidiaries.

Our net income for the fiscal year ended December 31, 2008 was Ps.321.5 million (including a loss from discontinued operations of Ps.19.7 million). This income was mainly due to a 36.87% decrease in Other Expenses, a 41.04% decrease in Allowances for Doubtful Loans, a 114.33% decrease on Minority Interest in Subsidiaries, a 37.95% decrease in Income Tax and a 0.64% increase in Service Charge Income. This income was partially offset by a 25.73% increase in Operating Expenses, a 11.98% decrease in Gross Intermediation Margin, a 51.41% increase in Service Charge Expenses and a 6.62% decrease in Other Income.

Financial Income

Our Financial Income increased 56.21% to Ps.3,560.2 million for the fiscal year ended December 31, 2009 from Ps.2,279.1 million for the fiscal year ended December 31, 2008, and increased 19.69% from Ps.1,904.2 million for the fiscal year ended December 31, 2007.

The Financial Income discussed above includes income from discontinued operations of Ps.26.3 million, Ps.22.8 million and Ps.37.2 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Interest on cash and due from banks	29	11,745	20,202
Interest on loans to the financial sector	203,089	187,728	146,833
Interest on overdraft	366,655	264,989	164,659
Interest on loans with privileged guarantees	213,426	162,553	79,353
Interest on credit card loans	182,231	107,461	55,026
Interest on other loans	996,762	886,606	640,477
Net income from government and private securities	1,042,950	—	319,666
Interest from other receivables from financial transactions	1,322	20,175	23,757
Indexation by benchmark stabilization coefficient (CER)	11,017	199,209	210,342
Other	542,722	438,638	243,897
Total	3,560,203	2,279,104	1,904,212

The increase in Financial Income during the fiscal year ended December 31, 2009 was mainly due to an increase in net income from government and private securities, interest on other loans, other financial income, interest on overdraft, interest on credit card loans, interest on loans with privileged guarantees and interest on loans to the financial sector. These increases were partially offset by a decrease in indexation by benchmark stabilization coefficient (CER), interest from other receivables from financial transactions and interest in cash and due from banks. This variation reflected the increase in average volume of assets and in nominal interest rate of interest-earning assets.

The increase in Financial Income during fiscal year ended December 31, 2008 was mainly due to an increase in interest on other loans, other financial income, interest on overdraft, interest on loans with privileged guarantees, interest on credit card loans and interest on loans to the financial sector. These increases were partially offset by a decrease in net income from government and private securities, which in the fiscal year ended December 31, 2008 the Bank registered a loss of Ps.288.1, indexation by benchmark stabilization coefficient (CER), interest in cash and due from banks and interest from other receivables from financial transactions. This variation reflected the increase in average volume of assets partially offset by a decrease in nominal interest rate of interest earning assets.

The following table sets forth the changes in financial income due to increases or decreases in volume and increases or decreases in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31 2009 vs. December 31 2008 Increase (Decrease)	December 31 2008 vs. December 31 2007 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	567,060	217,088
average nominal rates of interest-earning assets	1,017,438	(205,066)
the volume and average nominal rates of interest-earning assets	(1)	(25,371)
Net Change	1,584,497	(13,349)

Financial Expenses

Financial Expenses decreased 15.62% to Ps.1,014.0 million in the fiscal year ended December 31, 2009 from Ps.1,201.7 million in the fiscal year ended December 31, 2008 and increased 76.68% from Ps.680.1 million in the fiscal year ended December 31, 2007.

The Financial Expenses discussed above include a loss from discontinued operations of Ps.45.3 million and Ps.0.4 million for the fiscal years ended December 31, 2009 and 2007, respectively and include an income from discontinued operations of Ps.0.7 million for the fiscal year ended December 31, 2008.

The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Interest on checking accounts	21,719	28,083	23,180
Interest on savings deposits	10,002	8,713	6,598
Interest on time deposit (1)	746,267	724,771	492,716
Interest from other liabilities from financial transactions	9,252	28,486	26,627
Indexation by benchmark stabilization coefficient (CER)	375	7,212	49,230
Net expense from government and private securities	—	288,141	—
Net expense from options	2	100	—
Other	226,342	116,175	81,780
Total	1,013,959	1,201,681	680,131

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.131.8 million as of December 31, 2009, Ps.90.8 million as of December 31, 2008 and Ps.62.6 million as of December 31, 2007.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2009, 2008 and 2007 due to increases in the volume of time deposit and savings deposits.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases in nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2009 vs. December 31, 2008 Increase / (Decrease)	December 31, 2008 vs. December 31, 2007 Increase
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	115,453	54,431
average nominal rates of interest-bearing liabilities	(46,935)	128,218
the volume and average nominal rates of interest-bearing liabilities	1	11,875
Net Change	68,519	194,524

Our average interest-bearing liabilities increased 15.10% from Ps.12.8 billion in fiscal year 2008 to Ps.14.8 billion in the fiscal year ended December 31, 2009. This increase was mainly attributable to increases in savings accounts, borrowing from the Central Bank and other liabilities partially offset by a decrease in time deposits and borrowings from other financial entities. Average dollar-denominated and peso-denominated savings accounts increased 54.58% and 3.74% from Ps.1,190.8 million and Ps.3,242.0 million in the fiscal year ended December 31, 2008 to Ps.1,840.8 million and Ps.3,363.2 million in the fiscal year ended December 31, 2009. Average dollar-denominated time deposits increased 37.67% from Ps.1,359.5 million in the fiscal year ended December 31, 2008 to Ps.1,871.7 million in the fiscal year ended December 31, 2009 and average peso-denominated time deposits decreased 1.40% from Ps.5,732.4 in the fiscal year ended December 31, 2008 to Ps.5,651.9 in the fiscal year ended December 31, 2009.

Our average interest-bearing liabilities increased 8.47% from Ps.11.8 billion in fiscal year 2007 to Ps.12.8 billion in the fiscal year ended December 31, 2008. This increase was mainly attributable to increases in savings accounts, time deposits, borrowings from the Central Bank, borrowings from other financial entities and other liabilities partially offset by a decrease in corporate bonds issued, which were cancelled in fiscal year 2007. Average dollar-denominated and peso-denominated savings accounts increased 29.85% and 16.16% from Ps.917.1 million and Ps.2,790.9 million in the fiscal year ended December 31, 2007 to Ps.1,190.8 million and Ps.3,242.0 million in the fiscal year ended December 31, 2008. Average dollar-denominated time deposits increased 27.90% from Ps.1,062.9 million in the fiscal year ended December 31, 2007 to Ps.1,359.5 million in the fiscal year ended December 31, 2008 and average peso-denominated time deposits decreased 2.80% from Ps.5,897.5 in the fiscal year ended December 31, 2007 to Ps.5,732.4 in the fiscal year ended December 31, 2008.

See “Item 4. Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of  Ps.2,546.2 million in the fiscal year ended December 31, 2009 represented a 136.33% increased over our Gross Intermediation Margin of Ps.1,077.4 million in the fiscal year ended December 31, 2008 which in turn represented a 11.98% decrease over our Gross Intermediation Margin of Ps.1,224.0 million in the fiscal year ended December 31, 2007.

The Gross Intermediation Margin discussed above includes a loss from discontinued operations of Ps.19.0 million for the fiscal year ended December 31, 2009 and includes gains of Ps.23.6 million and Ps.36.7million for the fiscal years ended December 31, 2008 and 2007, respectively.

The following table sets forth the changes in our Gross Intermediation Margin:

	December 31, 2009 vs. December 31, 2008 Increase (Decrease)	December 31, 2008 vs. December 31, 2007 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	451,607	162,657
average nominal rates of interest-earning assets and interest-bearing liabilities	1,064,373	(333,284)
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(2)	(37,246)
Net Change	1,515,978	(207,873)

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2009 was principally due to an increase in the yield spread (nominal basis) from 2.95% in the fiscal year ended December 2008 to 8.64% in the fiscal year ended December 31, 2009, increases in average nominal rates of interest-earning assets, decreases of average nominal rates of interest-bearing liabilities and an increase in the volume of interest-earning assets partially offset by an increase in the volume of interest-bearing liabilities.

The decrease in the Gross Intermediation Margin in the fiscal year ended December 31, 2008 was principally due to a decrease in the yield spread (nominal basis) from 5.24% in the fiscal year ended December 31, 2007 to 2.95% in the fiscal year ended December 31, 2008, and to decreases in average nominal rates of interest-earning assets and with the increase of average nominal rates of interest-bearing liabilities partially offset by increase in the volume of interest-earning assets and with the decrease in the volume of interest-bearing liabilities.

See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Allowance for Loan Losses

Loan loss provisions totaled Ps.246.0 million in the fiscal year ended December 31, 2009, a 570.06% increase over Ps.36.7 million in the fiscal year ended December 31, 2008, which in turn represents a 41.04% decrease over Ps.62.3 million in the fiscal year ended December 31, 2007. The increase in fiscal year ended December 31, 2009 was mainly due to the registration of anti-cyclic provisions in the loans portfolio. The decrease in the fiscal year ended December 31, 2008 was mainly due to a relocalization of the generic provisions excess in the loan portfolio.

Our non-performing loan portfolio amounted to Ps.121.5 million at December 31, 2009, a 9.76% increase over Ps.110.7 million at December 31, 2008, which in turn was an increase of 75.77% over Ps.63.0 million at December 31, 2007.

The non-performing loan portfolio ratio increased to 1.00% at December 31, 2009 from 0.87% at December 31, 2008, which in turn was an increase from 0.54% at December 31, 2007.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.1,203.0 million for the fiscal year ended December 31, 2009, Ps.1,190.4 million for the fiscal year ended December 31, 2008 and Ps.1,182.8 million for fiscal year ended December 31, 2007. The fiscal year 2009 amount represented a 1.06% increase from the amount earned in fiscal year 2008. The fiscal year 2008 amount represented a 0.64% increase from the amount earned in fiscal year 2007.

The Service Charge Income discussed above includes an income from discontinued operations of Ps.210.4 million and Ps.460.5 million for the fiscal years ended December 31, 2008 and 2007, respectively.

The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Service charges on deposit accounts	380,812	301,470	231,149
Credit card operations	289,969	227,626	150,947
Other fees related to foreign trade	67,648	57,833	47,687
Credit-related fees	85,352	70,443	37,823
Fund management fees	16,364	228,408	486,066
Capital markets and securities activities	11,305	13,893	10,608
Rental of safety deposit boxes	34,997	23,354	17,400
Fees related to guarantees	1,414	1,195	797
Insurance agency	116,202	94,771	65,835
Other	198,942	171,424	134,477
Total	1,203,005	1,190,417	1,182,789

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased 30.42% from Ps.231.1 million in the fiscal year ended December 31, 2007 to Ps.301.5 million in the fiscal year ended December 31, 2008 and increased 26.32% to Ps.380.8 million in the fiscal year ended December 31, 2009. The increases in the fiscal years 2008 and 2009 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2009, we had 1,959,194 such accounts compared to 1,891,183 such accounts at December 2008 and compared to 1,654,387 such accounts at December 31, 2007.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 50.80% from Ps.151.0 million in the fiscal year ended December 31, 2007 to Ps.227.6 million in the fiscal year ended December 31, 2008, and increased 27.39% to Ps.290.0 million in fiscal year ended December 31, 2009. The increases in the fiscal years 2008 and 2009 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2009, the total number of credit cards we issued amounted to 1,527,599 compared to 1,361,791 at December 31, 2008 and 1,111,049 at December 31, 2007.

Fees related to foreign trade increased 21.28% from Ps.47.7 million in the year ended December 31, 2007 to Ps.57.8 million in the year ended December 31, 2008, and increased 16.97% to Ps.67.6 million in the year ended December 31, 2009. The increases in the fiscal years 2008 and 2009 were mainly due to increases in volume of foreign trade.

Credit related fees increased 86.24% from Ps.37.8 million in the fiscal year ended December 31, 2007 to Ps.70.4 million in the fiscal year ended December 31, 2008, and increased 21.16% to Ps.85.4 million in the year ended December 31, 2009. These increases were mainly due to the increase in the granting of new loans by our PSA subsidiary for the purchase of new and second-hand cars.

Fees related to fund management decreased 53.01% from Ps.486.1 million in the fiscal year ended December 31, 2007 to Ps.228.4 million in the fiscal year ended December 31, 2008, and decreased 92.84% to Ps.16.4 in the fiscal year ended December 31, 2009, owed principally to the transfer of members to the provisional public regime (see Note 14 to the Consolidated Financial Statements), the decrease in administration commissions and the amount of the benefit of transitory retirement for disability (at the expense of a fund of mutual contributions created for this purpose) applicable to the remunerations earned from April 2007 partially compensated for an increase of the tax base to determine the above-mentioned commissions, as consequence of the restructuring of AFJPs’s system. Funds under management were Ps.17.3 billion in the fiscal year 2007. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA), Consolidar AFJP transferred such rights to ANSES for an amount of approximately Ps.14.0 billion.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by Francés Valores, BBVA Banco Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Banco Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”.

Income from capital markets and securities activities increased 30.97% from Ps.10.6 million in the fiscal year ended December 31, 2007 to Ps.13.9 million in the fiscal year ended December 31, 2008, which in turned decreased 18.63% to Ps.11.3 million in the fiscal year December 31, 2009, mainly due to the decrease in Consolidar AFJP activities (see Note 14 to the Consolidated Financial Statements).

Rental of safety deposit boxes increased 34.22% from Ps.17.4 million in the fiscal year ended December 31, 2007 to Ps.23.4 million in the fiscal year December 31, 2008, and increased 49.85% to Ps.35.0 million in the fiscal year ended December 31, 2009. These increases were mainly due to the increase in the demand of this service and to increases in prices.

Fees related to guarantees increased 49.94% from Ps.0.8 million in the fiscal year ended December 31, 2007 to Ps.1.2 million in the fiscal year ended December 31, 2008 and increased 18.33% to Ps.1.4 million in the fiscal year ended December 31, 2009. The variations of this item reflect the activity this line of products.

Fees related to insurance agency increased 43.95% from Ps.65.8 million in the fiscal year ended December 31, 2007 to Ps.94.8 million in the fiscal year ended December 31, 2008 and in turn increased 22.61% to Ps.116.2 million in the fiscal year ended December 31, 2009. These increases were due to the increase in consumer economic activity.

Other service charge income increased 27.47% from Ps.134.5 million in the fiscal year ended December 2007 to Ps.171.4 million in the fiscal year ended December 31, 2008 and in turn increased 16.05% to Ps.198.9 million in the fiscal year ended December 31, 2009, mainly due to an increase in fees for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees related to credit and debit cards and taxes on service charge income, increased 16.23% to Ps.279.7 million in the fiscal year ended December 31, 2009 from Ps.240.6 million in the fiscal year ended December 31, 2008 which increased 51.41% from Ps.158.9 million in the year ended December 31, 2007, mainly as result of the increase in commissions paid for promotion with credit and debit cards.

The Service Charge Expenses discussed above include a loss from discontinued operations of Ps.6.1 million and Ps.5.6 million for the fiscal years ended December 31, 2008 and 2007, respectively.

Operating Expenses

Our operating expenses increased 15.60% to Ps.1,633.9 million in the fiscal year ended December 31, 2009 from Ps.1,413.4 million in the fiscal year ended December 31, 2008 and increased 25.73% from Ps.1,124.2 million in the fiscal year ended December 31, 2007.

The Operating Expenses discussed above include a loss from discontinued operations of Ps.53.4 million, Ps.229.1 million and Ps.209.0 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

Operating expenses increased in fiscal year 2009 mainly because of increases in: (i) personnel expenses, (ii) taxes, (iii) fees and external administrative service, (iv) credit card advertising and issuance expenses, (v) rent, (vi) depreciation of Bank premises and equipment, (vii) maintenance and repairs and (viii) courier transportation. Such increases were partially offset by a decrease in (i) amortization of organization and development expenses, (ii) staff welfare expenses, (iii) advertising and promotion, (iv) business travel and development, (v) other operating expenses and (vi) utilities.

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos)
Personnel expenses	875,452	707,198	545,408
Fees and external administrative services	82,346	59,268	37,145
Taxes	103,613	63,235	52,119
Utilities	28,675	28,995	24,977
Depreciation of Bank property and equipment	49,244	42,468	37,203
Credit card advertising and issuance expense	74,396	60,592	43,303
Courier transportation	25,049	21,942	15,579
Advertising and promotion (excluding credit card advertising)	55,957	65,396	60,600
Maintenance and repairs	59,694	53,718	38,553
Business travel and development	11,381	19,435	18,317
Staff welfare	24,433	37,836	43,075
Amortization of organization and development expenses	18,520	32,706	21,961
Rentals	69,531	57,832	47,064
Other	155,608	162,827	138,857
Total	1,633,899	1,413,448	1,124,161

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 23.79% to Ps.875.5 million in the fiscal year ended December 31, 2009 from Ps.707.2 million in the fiscal year ended December 31, 2008, which in turned increased 29.66% from Ps.545.4 million in the fiscal year ended December 31, 2007, principally as result of increases in salaries (which include payroll, termination payments and bonuses) and charges related to voluntary retirement.

The number of our full-time employees increased from 4,094 in the fiscal year ended December 31, 2007 to 4,252 in the fiscal year ended December 31, 2008, which in turn decreased to 4,082 in the fiscal year ended December 31, 2009 (not including 172 employees, 752 employees and 1,865 employees from non-banking subsidiaries, at December 31, 2009, 2008 and 2007, respectively).

The decrease in fiscal year 2009 was mainly due to voluntary retirement. The increases in fiscal years 2008 and 2007 were mainly due to the recovery and increases of our business activity.

Taxes, other than income tax, increased 63.85% to Ps.103.6 million in the fiscal year ended December 31, 2009 from Ps.63.2 million in the fiscal year ended December 31, 2008 which in turn increased 21.33% from Ps.52.1 million in the fiscal year ended December 31, 2007. The increase in fiscal year 2009 was mainly due to the charge for the banking transactions tax. The increase in fiscal year 2008 was mainly due to an increase in activity.

Fees and external administrative services increased 38.94% to Ps.82.3 million in the fiscal year ended December 31, 2009 from Ps.59.3 million in the fiscal year ended December 31, 2008 which in turn increased 59.56% from Ps.37.2 million in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to increases in the cost of services and in increases in the cost of hiring external resources.

Credit card advertising and issuance expenses increased 22.78% to Ps.74.4 million in the fiscal year ended December 31, 2009 from Ps.60.6 million in the fiscal year ended December 31, 2008, which in turn increased 39.93% from Ps.43.3 million in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to the launching of credit card products.

Rent expenses increased 20.23% to Ps.69.5 million in the fiscal year ended December 31, 2009 from Ps.57.8 million in the fiscal year ended December 31, 2008, which in turn increased 22.88% from Ps.47.1 million in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to the higher rental costs. At December 31, 2009 our branch network consisted of 240 branches, of which 113 were located in properties we own and 127 were located in properties we lease.

Depreciation of property and equipment increased 15.96% to Ps.49.2 million in the fiscal year ended December 31, 2009 from Ps.42.5 million in the fiscal year ended December 31, 2008 which in turn increased 14.15% from Ps.37.2 million in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to increases in additions to the Bank’s properties and equipment.

Maintenance and repairs expenses increased 11.12% to Ps.59.7 million in the fiscal year ended December 31, 2009 from Ps.53.7 million in the fiscal year ended December 31, 2008 which in turn increased 39.34% from Ps.38.6 million in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to the higher maintenance and repairs costs.

Courier transportation increased 14.16% to Ps.25.0 million in the fiscal year ended December 31, 2009 from Ps.21.9 in the fiscal year ended December 31, 2008, which in turn increased 40.84% from Ps.15.6 in the fiscal year ended December 31, 2007. The increases in fiscal years 2009 and 2008 were mainly due to increases in the cost of the service.

Amortization of organization and development expenses decreased 43.37% to Ps.18.5 million in the fiscal year ended December 31, 2009 from Ps.32.7 million in the fiscal year ended December 31, 2008 which in turn increased 48.93% from Ps.22.0 million in the fiscal year ended December 31, 2007. The decrease in fiscal year 2009 was mainly due to the complete amortization of theses assets during the fiscal year ended December 31, 2008 by Consolidar AFJP. The increase in fiscal year 2008 was mainly due to a large number of additions.

Staff welfare expenses decreased 35.42% to Ps.24.4 million in the fiscal year ended December 31, 2009 from Ps.37.8 million in the fiscal year ended December 31, 2008, which in turn decreased 12.16% from Ps.43.1 million in the fiscal year ended December 31, 2007. The variations in this item reflect the grant in other personnel benefits.

Advertising and promotion fees decreased 14.43% to Ps.56.0 million in the fiscal year ended December 31, 2009 from Ps.65.4 million in the fiscal year ended December 31, 2008, which in turn increased 7.91% from Ps.60.6 million in the fiscal year ended December 31, 2007. The variations in this item were mainly due to a decrease and increase of advertising expenses to credit products launched during the fiscal years ended December 31, 2009 and 2008, respectively.

Business travel and development decreased 41.44% to Ps.11.4 million in the fiscal year ended December 31, 2009 from Ps.19.4 in the fiscal year ended December 31, 2008, which in turn increased 6.10% from Ps.18.3 in the fiscal year ended December 31, 2007. The decrease in fiscal year 2009 was mainly due to the spending control policy and the decrease in the activities of our subsidiary, Consolidar AFJP, and the increase in fiscal year 2008 was mainly due to increases in the costs of service.

Other operating expenses decreased 4.43% to Ps.155.6 million in the fiscal year ended December 31, 2009 from Ps.162.8 million in the fiscal year ended December 31, 2008, which in turn increased 17.26% from Ps.138.9 in the fiscal year ended December 31, 2007. The decrease in fiscal year 2009 was mainly due to the spending control policy and the increase in fiscal year 2008 was mainly due to the increases in costs and the increase in activity.

Utility costs decreased 1.10% to Ps.28.7 million in the fiscal year ended December 31, 2009 from Ps.29.0 million in the fiscal year ended December 31, 2008, which in turn increased 16.09% from Ps.25.0 million in the fiscal year ended December 31, 2007. The decrease in fiscal year 2009 was mainly due to the minor activity level of Consolidar AFJP and the increase in fiscal year 2008 was mainly due to an increase in activity.

Other Income

Other Income decreased 67.25% to Ps.253.3 million in the fiscal year ended December 31, 2009 from Ps.773.5 million in the fiscal year ended December 31, 2008 and decreased 6.62% from Ps.828.3 million in the fiscal year ended December 31, 2007.

The Other Income discussed above include a loss from discontinued operations of Ps.52.6 million and Ps.268.2 million for the fiscal years ended December 31, 2009 and 2007, respectively and includes an income from discontinued operations of Ps.4.7 million for the fiscal year ended December 31, 2008.

The decrease in fiscal year 2009 was mainly due to a 93.56% decrease in premiums of insurance companies, 71.58% decrease in recoveries of charged-off loans and reversal of allowances and a 68.00% decrease in long-term investments. These decreases were partially offset by a 83.11% increase in interest on other assets and a 58.47% increase in punitive interests.

The decrease in fiscal year 2008 was mainly due to a 56.77% decrease in recoveries of charged-off loans and reversal of allowances and a 33.60% decrease in interest on other assets and a 18.16% decrease in rentals. These decreases were partially offset by a 33.62% increase in other income and a 595.51% increase in long-term investments.

Other Expenses

Other Expenses decreased 26.23% to Ps.738.1 million in the fiscal year ended December 31, 2009 from Ps.1,000.5 million in the fiscal year ended December 31, 2008 and decreased 36.87% from Ps.1,584.8 million in the fiscal year ended December 31, 2007.

The Other Expenses discussed above include a loss from discontinued operations of Ps.2.3 million and Ps.37.2 million for the fiscal years ended December 31, 2009 and 2008, respectively.

The decrease in the fiscal year ended December 31, 2009 was mainly due to a 38.14% decrease in other expenses (from Ps.673.2 million in the fiscal year ended December 31, 2008 to Ps.416.4 million in the fiscal year ended December 31, 2009), a 54.72% decrease in depreciation on differences paid on constitutional protection action (from Ps.107.8 million in the fiscal year ended December 31, 2008 to Ps.48.8 million in the fiscal year ended December 31, 2009), a decrease in goodwill amortization (completely amortized during the fiscal year ended December 31, 2008) and a 12.78% decrease in depreciation of other assets (from Ps.0.6 million in fiscal year ended December 31, 2008 to Ps.0.5 million in fiscal year ended December 31, 2009), partially offset by a 23.49% increase in provisions for other receivables and other allowances (from Ps.199.6 million in fiscal year ended December 31, 2008 to Ps.246.5 million in fiscal year ended December 31, 2009) and a 1,483.14% increase in losses for operations with premises and equipment and other assets (from Ps.1.0 million in the fiscal year ended December 31, 2008 to Ps.16.4 million in the fiscal year ended December 31, 2009).

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

Income Tax

Income Tax expenses was Ps.371.6 million in the fiscal year ended December 31, 2009 a 1,088.29% increase from Ps.31.3 million in the fiscal year ended December 31, 2008, which in turn represents a 37.95% decrease from Ps.50.4 million in fiscal year ended December 31, 2007. The increase in fiscal year 2009 was mainly due to the Bank has completed its absorption of tax deficits in the second quarter of 2009. The decrease in fiscal year 2008 was mainly due to the temporary differences originated in each fiscal year due to the deferred tax method of accounting.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.
	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	1,104,930	349,979	304,984
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	386,726	122,493	106,744
Deferred tax	(42,052)	48,319	(98,525)
Tax-exempt income	(19,276)	(27,359)	(26,875)
Allowances on deferred tax assets	42,052	48,318	98,525
Other	4,128	(223,040)	(154,205)
Income tax (gain) / loss	371,578	(31,270)	(74,336)
(Allowances)	—	—	—
Income tax (gain) / loss, net	371,578	(31,270)	(74,336)
Actual income tax	(371,578)	31,270	74,336
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors: first, the income from local subsidiaries is tax exempt, and depreciation of goodwill is not tax deductible. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 19.1 to the Consolidated Financial Statements.

Minority interest in subsidiaries

Losses on minority interest were Ps.14.9 million and Ps.19.5 for the fiscal years ended December 31, 2009 and 2007, respectively and income on minority interest was Ps.2.8 million in the fiscal year ended December 31, 2008. These changes were mainly due to the changes in net income of Consolidar Group, for which we hold, for the fiscal year ended December 31, 2009, a 53.89% interest in Consolidar AFJP S.A. (undergoing liquidation proceedings), a 66.21% interest in Consolidar Seguros de Retiro S.A. and a 50% interest in PSA Compañía Financiera S.A. For the fiscal years ended December 31, 2008 and 2007, we held a 53.89% interest in Consolidar AFJP S.A., a 65.96% in Consolidar Compañía de Seguros de Vida S.A., a 66.67% interest in Consolidar Seguros de Retiro S.A.; and a 50% interest in PSA Compañía Financiera S.A.

Financial Condition

Total Assets

At December 31, 2009 we had total assets of Ps.26,391.6 million, which represented a 2.19% increase from total assets of  Ps.25,825.5 million as of December 31, 2008.

The increase was mainly due to a 37.84% increase in government and private securities (from Ps.5,233.7 million at December 31, 2008 to Ps.7,214.2 at December 31, 2009), mainly due to an increase in the appraisals of the government securities; a 23.86% increase in cash and due from banks (from Ps.4,243.1 million at December 31, 2008 to Ps.5,255.4 million at December 31, 2009); a 10.15% increase in bank premises and equipment (from Ps.441.7 million at December 2008 to Ps.486.5 million at December 31, 2009); a 9.98% increase in investments in other companies (from Ps.96.6 million at December 31, 2008 to Ps.106.3 million at

December 31, 2009) and a 8.14% increase in intangible assets (from Ps.55.3 million at December 31, 2008 to Ps.59.8 million at December 31, 2008).

These increases were partially offset by a 61.87% decrease in other receivables from financial transactions (from Ps.2,442.9 million at December 31, 2008 to Ps.931.5 million at December 31, 2009), mainly due to a decrease in the constitution of reverse repurchase agreements; a 6.04% decrease in loans net of allowances (from Ps.12,507.5 million at December 31, 2008 to Ps.11,751.9 million at December 31, 2009); a 38.01% decrease in other receivables (from Ps.392.1 million at December 31, 2008 to Ps.243.1 million at December 31, 2009); a 17.76% decrease in items under financial lease (from Ps.379.1 million at December 31, 2008 to Ps.311.8 million at December 31, 2009); a 4.72% decrease in other assets (from Ps.27.8 million at December 31, 2008 to Ps.26.5 million at December 31, 2009); a 68.71% decrease in other subsidiaries’ assets (from Ps.1.4 million at December 31, 2008 to Ps.0.5 million at December 31, 2009); and a 0.19% decrease in suspense items (from Ps.4.2 million at December 31, 2008 to Ps.4.2 million at December 31, 2009).

 Total Liabilities and Stockholders’ Equity

At December 31, 2009, we had total liabilities and minority interests in subsidiaries of Ps.23,465.1 million, representing a 1.20% decrease from the Ps.23,749.4 million at December 31, 2008.

The decrease was mainly due to a 60.94% decrease in other liabilities from financial transactions (from Ps.3,135.2 million at December 31, 2008 to Ps.1,224.7 million at December 31, 2009), mainly due to a decrease in the constitution of reverse repurchase agreements and a 14.09% decrease in minority interests in subsidiaries (from Ps.248.1 million at December 31, 2008 to Ps.213.2 million at December 31, 2009), partially offset by a 7.35% increase in deposits (from Ps.17,079.2 million at December 31, 2008 to Ps.18,334.8 million at December 31, 2008) mainly due to increases in deposits with saving accounts; a 9.94% in other liabilities (from Ps.429.1 million at December 31, 2008 to Ps.471.7 million at December 31, 2009); a 8.55% increase in other subsidiaries’ liabilities (from Ps.2,410.1 million at December 31, 2008 to Ps.2,616.2 million at December 31, 2009); a 39.60% increase in allowances (from Ps.379.2 million at December 31, 2008 to Ps.529.4 million at December 31, 2009) and a 9.54% increase in suspense items (from Ps.68.5 million at December 31, 2008 to Ps.75.0 million at December 31, 2009); and an increase in stockholders’ equity from Ps.2,076.0 million at December 31, 2008 to Ps.2,926.5 million at December 31, 2009. The 40.97% increase reflected net income for the year (Ps.718.5 million) and the unrealized valuation difference (Ps.167,0 million), partially offset by the (Ps.35.0 million) cash dividend paid in March 2009.

According to the Central Bank’s Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”. These were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and any increase due to the accrual of the internal rate of return and the value of the quotation were charged to unrealized valuation difference in the stockholders’ equity. As of December 31, 2008, we recorded Ps.166,986 in income as result of such unrealized valuation difference.

Liquidity and Capital Resources

Asset and Liability Management

The purpose of asset and liability management is to structure our consolidated balance sheet in light of interest rate, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates. For a detailed description of our Assets and Liabilities Committee see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Special Committees—Assets and Liabilities Committee”.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 52.49%, 48.42% and 46.37% at December 31, 2009, 2008 and 2007, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2009 totaled Ps.18,334.8 million.

Under a medium-term note program, that expired in December 2005, we issued the first series of subordinated corporate bonds, on March 31, 1998.

On April 27, 2000, the general ordinary and extraordinary shareholders’ meeting approved the increase of the aggregate outstanding maximum amount of the corporate bonds to be issued under the Medium-Term Note Program to U.S.$1,000 million.

On February 9, 2007, the Bank’s Board of Directors adopted a resolution to repay in advance the total amount of Series 15 Corporate Bonds and delegated on the Bank’s officials the powers to determine the manner, terms and conditions for said repayment. On March 15, 2007 we paid the outstanding amount of this debt.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time U.S.$300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

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

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of five years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of two years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

On December 22, 2003, we paid a Ps.60 million seven-year loan plus CER (originally U.S.$60 million) granted by the Fiduciary Fund for Assistance to Financial and Insurance Institutions to Banco de Crédito Argentino, on December 20, 1996, for the financing of the acquisition of certain assets and liabilities.

On January 10, 2003, the Federal Executive published Decree No. 53/03, which amended Decree No. 410/02. Decree No. 410/02 had the effect of not converting certain foreign currency obligations of public and private sector companies into pesos. The Decree governed obligations to the National Government as a result of i) subsidiary or other loans and guarantees originally financed by multilateral credit entities or ii) arising from liabilities owed by the National Treasury and refinanced with external creditors. The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stated that 50% of the aforementioned financing was to be converted into pesos while the difference would be remain in its original currency.

On December 29, 2004, we paid the last installment of subordinated corporate bonds issued by Corpbanca, which we thereby acquired. This debt was originally stated in dollars for an amount of U.S.$30 million and was converted into pesos at the exchange rate Ps.1 per U.S. dollar, and indexed by applying CER in accordance with the regulations established by the Government in February, 2002.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position at the time of each interest and principal payment. Upon the appeal’s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were expanded. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005, executed by the Argentine Minister of Economy and Production, which dismissed the Hierarchical Remedy sought. On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of U.S.$25.6 million was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect was compensated during October 2006, with Boden 2012 having been subscribed for a nominal value of U.S.$50,288. On November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies (FFRE) a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund, offering to pay for all purposes the total amount of Ps.84,337. Since January 22, 2007 the Trust Fund has requested several extensions, the last until April 15, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected. On April 13, 2007 the FFRE accepted the proposal of cancellation above mentioned for an amount of Ps.88,462, for which the Bank proceeded to transfer the funds corresponding to cancel fully and totally the debt on April 20, 2007. The difference of Ps.4,125 was absorbed with allowances recorded to such purpose at the end of the prior year.

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

Capital Resources

At the regular and special stockholders’ meeting held on August 7, 2002, the stockholders approved the Bank’s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares might be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or with loans granted by BBVA to the Bank. The Bank management, at its meeting of December 5, 2002, decided to: approve the assets to be contributed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing on March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of U.S.$79.3 million; establish the value of subordinated corporate bonds to capitalize in U.S.$58.10 per U.S.$100 nominal value, based on valuation reports made by independent third parties; and establish the amount of shares to be listed as 209,631,892.

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

The public offering of 103,232,874 ordinary shares of Ps.1.00 par value each, entitled to one vote per share and with rights equal to the rights of the remaining shares of the Bank, according to what was established by the Board of Directors Meeting held on June 10, 2004, and the Meeting of Sub-Delegates appointed by the Board of Directors Meeting of October 5, 2004, was authorized by Resolution No. 14,917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares was authorized by the Buenos Aires Stock Exchange on October 7, 2004. It was stated that the preferential subscription period began on October 18, 2004 and ended on November 17, 2004.

On November 2, 2004, BBVA subscribed to 65,326,744 new shares. The integration of the amount of Ps.230,603,406.32 corresponding to the new shares was carried out by the capitalization of BBVA by means of a loan amounting to U.S.$77,701,464.68 plus interest up to November 2, 2004 inclusive, of U.S.$21,288.07.

On November 19, 2004 the subscription procedure came to an end. An aggregate of 103,232,874 new shares was issued for a paid-in amount of Ps.364,412,045.22, which resulted in an additional paid-in capital of Ps.261,179,171.12.

Our General Annual Shareholders Meeting on March 27, 2009, resolved, ad referendum of BCRA approval, to pay dividends in an aggregate amount of Ps.100,000, to be distributed as follows: Ps.35,000 cash and Ps.65,000 by the issuance of 65,000,000 new shares. On September 4, 2009, the BCRA by Resolution No. 313/47/09 approved such distribution of dividends. On October 5, 2009, the new shares were inscribed in the Public Registry of Commerce. The National Securities Commission, by Issuers Management Certificate No. 354 dated September 11, 2009, authorized the issuance of new shares. The stock-exchange listing was authorized by the Buenos Aires Stock Exchange on September 16, 2009. As at December 31, 2009 the Bank’s stock capital, after the issuance of 65,000,000 new shares, amounts to 536,361,306.

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

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a significant part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2009
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	3,910,785	—	—	—	—	3,910,785
Government securities	4,495,424	2,297,726	269,436	279,903	103,065	7,445,554
Corporate bonds	170,797	13,149	2,255	1,632	—	187,833
Loans (1)	6,825,630	2,848,192	2,205,661	163,139	46,953	12,089,575
Total	15,402,636	5,159,067	2,477,352	444,674	150,018	23,633,747
Interest-bearing liabilities
Deposits	14,088,584	718,590	5,040	—	—	14,812,214
Due to other banks	1,010,591	46,419	76,929	—	—	1,133,939
Total	15,099,175	765,009	81,969	—	—	15,946,153
Asset/liability gap	303,461	4,394,058	2,395,383	444,674	150,018	7,687,594
Cumulative sensitivity gap	303,461	4,697,519	7,092,902	7,537,576	7,687,594
Cumulative sensitivity gap as a percentage of total interest-earning assets	1.28%	19.88%	30.01%	31.89%	32.53%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2009
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,287,504	—	—	—	—	1,287,504
Government securities	4,419,496	1,994,847	254,647	—	—	6,668,990
Corporate bonds	98,708	13,149	—	—	—	111,857
Loans (1)	5,782,704	1,973,947	2,204,997	163,139	46,953	10,171,740
Total	11,588,412	3,981,943	2,459,644	163,139	46,953	18,240,091
Interest-bearing liabilities:
Deposits	9,902,793	480,270	3,490	—	—	10,386,553
Due to other banks	532,137	45,429	74,952	—	—	652,518
Total	10,434,930	525,699	78,442	—	—	11,039,071
Asset/liability gap	1,153,482	3,456,244	2,381,202	163,139	46,953	7,201,020
Cumulative sensitivity gap	1,153,482	4,609,726	6,990,928	7,154,067	7,201,020
Cumulative sensitivity gap as a percentage of total interest-earning assets	6.32%	25.27%	38.33%	39.22%	39.48%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2009
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	2,623,281	—	—	—	—	2,623,281
Government securities	75,928	302,879	14,789	279,903	103,065	776,564
Corporate bonds	72,089	—	2,255	1,632	—	75,976
Loans (1)	1,042,926	874,245	664	—	—	1,917,835
Total	3,814,224	1,177,124	17,708	281,535	103,065	5,393,656
Interest-bearing liabilities:
Deposits	4,185,791	238,320	1,550	—	—	4,425,661
Due to other banks	478,454	990	1,977	—	—	481,421
Total	4,664,245	239,310	3,527	—	—	4,907,082
Asset/liability gap	(850,021)	937,814	14,181	281,535	103,065	486,574
Cumulative sensitivity gap	(850,021)	87,793	101,974	383,509	486,574
Cumulative sensitivity gap as a percentage of total interest-earning assets	(15.76)%	1.63%	1.89%	7.11%	9.02%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2009, our total foreign exchange-denominated asset position was Ps.5,972.1 million and our total foreign exchange-denominated liability position was Ps.5,124.9 million, resulting in a net asset currency position of Ps.847.2 million, which is 28.95% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2009, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina” and Note 18.12 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2009, we had a consolidated excess capital of Ps.1,376.2 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,948.4 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2008 we had consolidated excess capital of Ps.852.0 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,277.4 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2009, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2009, 2008 and 2007, our stockholders’ equity was Ps.2,926.5, Ps.2,076.0 and Ps.2,056.8 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 9.58%, 8.64% and 9.82%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans, advances — subject to the regulations of each industry — or by other means. However, there can be no assurance that in the future such restrictions will not be adopted and that, if adopted, they will not negatively affect our liquidity.

As of December 31, 2009, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2009 (4)		2008 (4)		2007 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	951,717		892,463		760,014
Allocated to Bank premises and equipment, intangible assets and equity investment assets	99,308		86,167		94,852
Interest rate risk	167,116		158,065		174,544
Incremental minimum capital requirements originated in excesses in other regulations	—		—		—
Public sector and securities in investment account	267,954		236,321		145,882
A- Minimal exigency by adds up risks	1,486,095		1,373,016		1,175,292

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	1,289,541		836,005		1,068,636

Maximum between A and B	1,486,095		1,373,016		1,175,292
Market risk	86,074		52,360		108,280
Required minimum capital under Central Bank rules	1,572,169		1,425,376		1,283,572

Basic net worth	2,222,143		1,946,516		1,864,585
Complementary net worth	629,422		180,655		235,272
Deductions	(116,341)		(97,956)		(102,835)
Minority interest	213,182		248,139		236,018
Total capital under Central Bank rules	2,948,406		2,277,354		2,233,040

Excess capital	1,376,237		851,978		949,468

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	9.58%		8.64%		9.82%
Total liabilities as a multiple of total stockholders’ equity	8.02	x	11.44	x	9.71	x
Cash and due from banks as a percentage of total deposits	28.66%		24.84%		21.12%
Liquid assets as a percentage of total deposits (1)(3)	68.01%		55.49%		55.63%
Loans as a percentage of total assets	44.53%		48.43%		51.72%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2009, 2008 and 2007, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.64,477, Ps.41,800 and Ps.53,432 as at December 31, 2009, 2008 and 2007 respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by Period (in thousands of Pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1,148,644	1,096,719	47,800	4,125	—
Operating leases	136,886	27,606	43,856	35,640	29,784
Total	1,285,530	1,124,325	91,656	39,765	29,784

Commercial commitments
Lines of credit	56,290	56,290	—	—	—
Foreign trade acceptances	113,506	111,902	1,604	—	—
Guarantees	349,992	208,039	2,222	244	139,487
Standby repurchase obligations	76,024	76,024	—	—	—
Total	595,812	452,255	3,826	244	139,487

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 18.18 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2009 are explained in Note 18.18 to the Consolidated Financial Statements.

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

Non-Financial Trusts

In addition, we act as trustee in 34 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.566.6 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 9 to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 19 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2009, 2008 and 2007 are described below.

Under ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.205.8 million, Ps.307.0 million and Ps.378.2 million as of December 31, 2009, 2008 and 2007, respectively. In addition, income over continued operations would be increased by Ps.202.2 million as of December 31, 2009 and would have decreased by Ps.415.6 million and 162.4 million as of December 31, 2008 and 2007, respectively. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.9.4 million and Ps.4.8 million as of December 31, 2009 and 2008, respectively, and would be decreased by Ps.4.1 million as of December 31, 2007. On the other hand, income over discontinued operations would have increased by Ps.4.6 million and Ps.8.9 million as of December 31, 2009 and 2008, respectively, and would be decreased by Ps.4.1 as of December 31, 2007.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to increase our net income by Ps.19.3 million for the fiscal year ended December 31, 2009 and to decrease our net income by Ps.26.1 million and Ps.7.3 million for the fiscal years ended December 31, 2008 and 2007, respectively. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our financial statements over continued operations by Ps.55.6 million, Ps.74.9 million and Ps.48.8 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. The effects of applying U.S. GAAP to discontinued operations would be to decrease assets by Ps.11.9 million for the fiscal year ended December 31, 2008 and to increase assets by Ps.0.4 million for the fiscal year ended December 31, 2007. On the other hand, income over discontinued operations for the fiscal year ended December 31, 2009 would increase by Ps.11.9 million and would decrease by Ps.12.2 million and Ps.2.6 million for the fiscal years ended December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. GAAP, these expenses are charged-off to income when incurred. If U.S. GAAP had been applied, our assets over discontinued operations would decrease by Ps.6.8 million at December 31, 2007. Our net income over discontinued operations would increase by Ps.6.8 million and Ps.4.5 million for the fiscal years ended December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP, government securities that we decide to classify as investment accounts (including those used for forward purchases under repurchase agreements) are carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings. Had U.S. GAAP been applied, our assets over continued operations would be increased by Ps.46.8 million for the fiscal year ended December 31, 2009 and would have decreased by Ps.216.2 million and Ps.31.5 million for the fiscal years ended December 31, 2008 and 2007, respectively. Our net income over continued

operations would be decreased by Ps.436.7 million for the fiscal year ended December 31, 2009 and would have increased by Ps.660.8 million and Ps.147.6 million for the fiscal years ended December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP, we carry our unlisted Government and private securities denominated in pesos at cost and our unlisted Government and private securities denominated in foreign currencies at par plus accrued income translated at the closing exchange rate on the day of valuation. Under U.S. GAAP for trading securities, a fair valuation methodology is used to valuate securities for accounting purposes. Had U.S. GAAP been applied over discontinued operations the income for the fiscal year ended December 31, 2007 would have increased by Ps.1.0 million.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.204.9 million, Ps.92.8 million and Ps.107.2 million at December 31, 2009, 2008 and 2007, respectively. On the other hand, the income would have increased by Ps.112.1 million and Ps.37.0 million for the years ended December 31, 2009 and 2007, respectively, and would have decreased by Ps.14.4 million for the year ended December 31, 2008.

Under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for Federal Government secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets over continued operations by Ps.72.1 million, Ps.203.8 million and Ps.325.3 million at December 31, 2009, 2008 and 2007, respectively. On the other hand, income over continued operations would have increased by Ps.131.8 million, Ps.121.4 million and Ps.217.3 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. The effects over discontinued operations would have to decrease assets by Ps.13.6 million and Ps.17.1 million at December 31, 2008 and 2007, respectively. On the other hand, income over discontinued operations would have increased by Ps.13.6 million and Ps.3.5 million for the fiscal years ended December 31, 2009 and 2008 and would be decreased by Ps.0.5 million for the fiscal year ended December 31, 2007.

On January 28, 2009 and February 25, 2009, the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option to exchange certain bonds for Argentine Government notes in Pesos. The debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan. According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method. Under U.S. GAAP the effects of adjustments over continued operations would be decreased assets and  income by Ps.31.6 million at December 31, 2009.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.22.6 million, Ps.19.9 million and Ps.78.2 million at December 31, 2009, 2008 and 2007, respectively. On the other hand net income over continued operations would be decreased by Ps.2.7 million at December 31, 2009 and would have increased by Ps.58.3 million and Ps.285.7 million at December 31, 2008 and 2007, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.35.7 million, Ps.39.2 million and Ps.27.8 million at December 31, 2009, 2008 and 2007, respectively. On the other hand, the income over continued operations for the year ended

December 31, 2009 would be increased by Ps.3.5 million and for the fiscal years ended December 31, 2008 and 2007 would have decreased by Ps.11.4 million and Ps.6.0 million, respectively.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.0.3 million, Ps.23.2 million and Ps.60.0 million for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. Net income would have increased over continued operations by Ps.22.8 million and Ps.36.8 million at December 31, 2009 and 2008, respectively and would be decreased by Ps.11.6 million for the fiscal year ended December 31, 2007.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would be increased by approximately Ps.1,055.1 million and Ps.1,299.5 million at December 31, 2009 and 2008, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.11.8 million and Ps.9.6 million at December 31, 2009 and 2008, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.113.5 million and Ps.253.9 million at December 31, 2009 and 2008, respectively.

At December 31, 2007, our subsidiary Consolidar AFJP S.A., manages a retirement and pension plan for an amount of Ps.17.3 billion. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA), Consolidar AFJP S.A. transferred such rights to Administración Nacional de la Seguridad Social (“ANSES”) in an amount of approximately Ps.14.0 billion. Consolidar AFJP S.A. maintained provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators. Income over discontinued operations for the fiscal year ended December 31, 2007 would be increased by Ps.230.2 million.

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.a)(iii) and 6). Had U.S. GAAP been applied over continued operations, liabilities would have decreased by Ps.225.4 million, Ps.176.8 million and Ps.16.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. On the other hand, income over continued operations for the years ended December 31, 2009 and 2008 would have increased by Ps.48.6 million and Ps.159.9 million, respectively and would be decreased by Ps.13.3 million for the fiscal year ended December 31, 2007.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2009, 2008 and 2007.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Banco Frances. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7,

Ps.54.7 million and Ps.42.5 million at December 31, 2009, 2008 and 2007, respectively. Additionally, the income over continued operations would have increased by Ps.12.2 million and Ps.6.6 million for the fiscal years ended December 31, 2008 and 2007.

ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million for the fiscal years ended December 31, 2009, 2008 and 2007.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, our assets and liabilities would have increased by Ps.0.6 million and Ps.0.2 million, respectively at December 31, 2009. On the other hand, income for the fiscal year ended December 31, 2009 would have decreased by Ps.0.8 million.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18). Had U.S. GAAP been applied over continued operations, allowance for other contingencies would be decreased by Ps.29.1 million at December 31, 2009. On the other hand, income over continued operations for the fiscal year ended December 31, 2009 would be increased by Ps.29.1 million and would be decreased by Ps.44.8 million at December 31, 2007.

The Bank acquired Consolidar AFJP S.A.’s undivided interest in a piece of real estate (see Note 4.1.d). ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated. Had U.S. GAAP been applied over continued operations, the Bank’s assets and income would be decreased by Ps.38.1 millon as of December 31, 2009.

The Bank exhibits its minority interest in subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, minority interest in subsidiaries shall be reported in the Consolidated Balance Sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by Ps.277.4 millon, Ps.82.0 million and Ps.53.4 million at December 31, 2009, 2008 and 2007, respectively. In addition, income for the fiscal years ended at December 31, 2009, 2008 and 2007 would have increased by Ps.254.6 million, Ps.12.1 million and Ps.190.5 million, respectively. Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by Ps.26.8 million, Ps.87.6 million and Ps.106.1 million at December 31, 2009, 2008 and 2007, respectively. In addition, income for the fiscal years ended at December 31, 2009 and 2008 would have decreased by Ps.32.8 million and Ps.16.9 million, respectively and would be increased by Ps.4.9 million at December 31, 2007.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2009, 2008 and 2007 would have been Ps.1,129.1 million, Ps.939.9 million and Ps.865.3 million, respectively. Under Argentine Banking GAAP, our net income over continued operations was Ps.815.0 million, Ps.341.2 million and Ps.229.3 million, for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2009, 2008 and 2007 would have been Ps.(99.3) million, Ps.(29.6) million and Ps.239.2 million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations were Ps.(96.6) million, Ps.(19.7) million and Ps.5.7 million, for the same respective periods.

Credit Ratings

The international rating agencies downgraded our ratings in 2001 and 2002, following the Argentine Crisis and the downgrade of the sovereign ceiling. Standard & Poor’s rated our counterparty credit risk rating “SD” (selective default) and our senior debt rating “CC” and Moody’s Investors Service rated our financial strength credit rating “E” and our senior debt rating “Ca”.

On June 15, 2002, we asked the international rating agencies to temporarily suspend our ratings. We made this decision to reduce costs and because we believed that our ratings would not improve in the medium term in light of the Argentine Crisis.

On June 1, 2005, with the completion of the sovereign debt restructuring, Standard & Poor’s upgraded the new sovereign debt to “B-” and currently maintains a rating of “B+”, with stable outlook. As of September 2007, Standard & Poor’s confirmed its rating for the Argentine sovereign debt. Accordingly, Standard & Poor’s rated our local counterparty credit risk “AA” and our senior debt “AA”.

As of August 11, 2008, Standard & Poor's lowered its foreign and local currency long-term credit ratings on the Republic of Argentina to “B” from “B+”, with stable outlook. The sovereign’s weaker financial profile, combined with a deteriorating political environment, makes Argentina's creditworthiness more consistent with a “B” rating. In addition, Standard & Poor’s lowered its national scale rating of Argentina to “AA-” from “AA”. Accordingly, it rated our local counterparty credit risk “AA-” and our senior debt, with stable outlook.

As of October 31, 2008, Standard & Poor’s lowered its foreign and local currency long-term credit ratings on the Republic of Argentina to “B-” from “B”, with stable outlook. The downgrade reflects heightened concerns about the deteriorating economic and political environment in Argentina and the resulting increased fiscal stress. A weaker global economy could hurt the prices of agricultural commodities, the exports of which greatly support the sovereign’s fiscal and external accounts. In addition, Standard & Poor’s lowered its national scale rating on Argentina to “A+” from “AA”. Accordingly, it rated our local counterparty credit risk and senior debt “A+”, with stable outlook.

As of the filing of this annual report, credit ratings in the banking system are still affected by the remaining effects of the Argentine Crisis. We intend to request international ratings once the financial and economic situation of Argentina, of the global financial system and of the Bank gives value-added to investors and justifies the cost.

Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information systems. See “Item 4. Information on the Company–Business Overview–Information Technology”. We hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

Trend Information

Among the highlights was the slowdown in the stock of loans to the private sector which grew only by 22.9%, vis-à-vis a 40.9% growth noticed in 2007. The loans segments most affected were overdrafts and documents discounts, while credit lines for individuals (personal loans and credit cards) were partially compensated by rates above 30%. Private sector deposits grew by 8.5% in 2008, reflecting a less liquid context. Total deposits on the other hand grew by 14.2% due to a better performance of public sector deposits. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Item 4. Information on the Company–Business Overview”.

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

Name	Current Term Ends	Position as of December 31, 2009	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience
Jorge Carlos Bledel (*)	December 2011	Chairman	04/19/1954
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

Mr. Bledel joined the staff of BBVA Banco Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez (**)	December 2009	Vice chairman	05/22/1950
Present principal occupations: Director, BBVA Banco Francés S.A.

Business experience: Director, Consolidar AFJP; Director, Consolidar Seguros de Retiro Retail Banking Director, BBVA S.A.; Retail Banking Director, BBVA Banco Francés S.A.; Marketing Director España and Portugal, BBVA S.A.

Mr. Tamayo Pérez was elected Director in April 2007.

Marcelo Gustavo Canestri (*)	December 2009	Director	04/23/1953
Present principal occupations: Director, Francés Valores; Director, Inversora Otar; Director, PSA Finance

Business experience: Corporate Assistant Manager, BBVA Banco Francés; Wholesale Banking Assistant Manager, BBVA Banco Francés; Asset Management Director, BBVA Banco Francés and Financial Director, BBVA Banco Francés; Director, Consolidar Seguros de Retiro; Director, Consolidar AFJP; Director, Consolidar ART; Director, Consolidar Seguros de Vida; Director, BBVA Seguros.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Javier José D’Ornellas (***)	December 2009	Director	06/07/1940
Present principal occupations: Director, BBVA Banco Francés S.A.

Business experience: Director, Asociación Argentina Cultural Inglesa (AACI); Chairman, Rentar S.A., Director, Inversiones Robert S.A.;

Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Chairman, Vidrios Lirquén S.A.; Chairman, Santa Lucía Cristal SACIF; Director, Concord S.A. Colombia and Director, Santa Lucia Cristais Brasil.

Mr. D’Ornellas was elected Director in 1998.

Name	Current Term Ends	Position as of December 31, 2009	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience
Oscar Miguel Castro (***)	December 2011	Director	12/04/1945
Present principal occupations: Director, Zurich Argentina Cia. de Seguros S.A.; Director, Zurich Argentina de Seguros de Retiro S.A.: Alternate Director , Transportadora Gas del Sur. Independent Consultant.

Business experience: Executive Committee of Financial Services member: Arthur Andersen Worldwide. Partner in charge of Financial Services Division: Arthur Andersen Latin America and Argentina. International Partner: Arthur Andersen.

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

(*)
According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Jorge Carlos Bledel and Marcelo Gustavo Canestri do not qualify as independent directors, as they are former employees of the Bank and they have not yet complied with the period required by the rule (three years from resignation).

(**)
Mr. José Manuel Tamayo Pérez, Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero do not qualify as independent directors according to the independence criteria set forth by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, as they are former employees of BBVA S.A. On March 23, 2010 Mr. Gonzalvo Lozano presented a letter of resignation to the Board of Director which was approved by said board, and will be effective as from the shareholders meeting appoints the corresponding replacement.

(***)
Mr. D’Ornellas and Mr. Castro qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting held on March 28, 2008, elected Jesús Gonzalvo Lozano and Luis Bernardo Juango Fitero as new directors for a period of three years. The Regular and Special Shareholders Meeting dated March 27, 2009: (i) re-elected two regular directors, Messrs. Jorge Carlos Bledel and Oscar Miguel Castro, for a period of three years; (ii) re-elected one alternate director, Mr.Martín Ezequiel Zarich, for a period of three years. (Background: Director, Consolidar ART; Director, Consolidar Seguros de Vida; Director, Consolidar AFJP; Director, BBVA Seguros; Director, Consolidar Seguros de Retiro; Director, Inversora Otar S.A.; Director, Francés Valores Soc. de Bolsa S.A., Director, Aplica Soluciones Argentina S.A.; Banking Development Director for the Americas of BBVA; Retail Banking Director; Financial Director; Mergers Director of BBVA Banco Francés; Planning Director of Banco de Crédito; Manager, Management Control, Banco de Crédito; Economist, Banco de Crédito; he joined Banco de Crédito in 1987). Mr. Zarich does not qualify as an independent director as per General Resolution No. 400 of the CNV.

The Regular and Special Shareholders Meeting dated April 30, 2010: (i) re-elected three regular directors, Messrs. Marcelo Canestri, José Manuel Tamayo Pérez and Javier D´Ornellas  for a period of three years; (ii) elected Manuel Méndez del Río Piovich as new Director to replace Jesús Gonzalvo Lozano, also for a period of three years.

Executive Officers

The table below shows the names of the members of the management committee who have been our executive officers during 2009, and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Jorge Carlos Bledel (*)	2001	Executive Chairman	04/19/1954
Other positions currently held: Director, Rombo Compañía Financiera; Vice Chairman, Francés Valores; Chairman, Inversora Otar S.A.

Work Experience: Chairman, Consolidar AFJP; Chairman, Consolidar ART; Chairman, Consolidar Seguros de Vida; Chairman, Consolidar Seguros de Retiro; Chairman, BBVA Seguros and Chairman Consolidar Salud.

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

Mr. López Alvarez joined the Bank in 2003.

Juan Alberto Estrada	2008	Director, Global Markets	07/12/1972	Asset Management Area; Head of the Trading Area. Mr. Estrada joined BBVA Banco Francés in 1992.
Martín Ezequiel Zarich	2007	Financial Director	04/09/1964
Other positions currently held: Director, Inversora Otar; Director, Francés Valores; Director, Aplica Soluciones Argentina S.A; Director, Consolidar ART; Director, BBVA Seguros; Director, Consolidar Seguros de Retiro; Director, Consolidar Comercializadora.

Work Experience: Alternate Director, Consolidar ART; Alternate Director, Consolidar Seguros de Vida; Alternate Director, Consolidar AFJP; Alternate Director, Consolidar ART; Alternate Director BBVA Seguros;; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Banco Francés; Financial Director, BBVA Banco Francés; Retail Banking Director, BBVA Banco Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Gabriel Milstein	2002	Media Director	08/14/1958	Organization Manager, BBVA Banco Francés. Mr. Milstein joined the Bank in 1995.
Carlos E. Montoto (**)	1998	Director, Human Resources	08/10/1957	Director, Atuel Fideicomisos S.A.; President, Promoción y Servicios Financieros S.A. Mr. Montoto joined BBVA Banco Francés in 1975.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Jorge Gustavo Allen	2007	Director, Distribution	12/07/1956
Goods and Services Manager, Banco Francés del Río de la Plata; Logistics Director, BBVA Banco Francés; President, BBVA Seguros; Territorial Director, BBVA Banco Francés.

Mr. Allen joined Banco Francés del Río de la Plata in 1994.

Néstor Esteban Gessaga (**)	2007	Director, Corporate Banking and Investment Banking	06/16/1955
Business Officer, Banco del Interior y Buenos Aires; Leader of the Commercial Team, Banco Supervielle Societe Generale; Corporate Banking Officer, Banco Francés del Río de la Plata; Team Leader Corporate Banking, Banco Francés del Río de la Plata; General Manager, BBVA Banco Francés Uruguay; Corporate Banking Manager, BBVA Banco Francés.

Mr. Gessaga joined Banco Francés del Río de la Plata in 1986.

Enrique César Bartolomé	2007	Director, Innovation and Development	01/23/1965
Human Resources Analyst, Banco de Crédito Argentino; Team Leader Management Control, Budget and Audit, Banco de Crédito Argentino; Manager, Management and Budget Control, BBVA Banco Francés; Director, Transformation and Development BBVA Banco Francés.

Mr. Bartolomé joined Banco de Crédito Argentino in 1989.

(*)	On October 8, 2009, the Board of Directors appointed Mr. Ricardo Enrique Moreno as Executive Director. Mr. Moreno began his office on January 1, 2010.
(**)	Messrs. Carlos Montoto and Néstor Gessaga resigned their functions with BBVA Banco Francés S.A. on March, 31, 2010.

As of February 2, 2010, the management committee is comprised of the following members: Ricardo Enrique Moreno (Executive Director), Jorge Allen (Director, Companies Banking), Jorge Luna (Director, Retail Banking), Carlos Villahoz (Director, Corporate Banking and Investment Banking), Juan Alberto Estrada (Director, Global Markets), Enrique Bartolomé (Director, Innovation and Development), José Carlos Lopez Alvarez (Director, Risks and Presidency Areas), Martín Zarich (Director, Planning and Financial Area), Gabriel Milstein (Director, Human Resources, Procurement, Real Estate, General Services and Safety), Gustavo Fernandez (Director, Technology and Operations), Adriana Melero (Director, Corporate Development and Transformation).

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Ricardo Enrique Moreno	2009	Executive Director	06/15/1963
Consultant for Argentina, USA and México, Accenture; Director of Retail Commerce Unit, BBVA; Director of Uno E, BBVA; Director of Transformation and Productivity.

Mr. Moreno joined Banco Francés in 1994.

Jorge Delfín Luna	2010	Director, Retail Banking	11/17/1958
Regional Manager, Sucursal Citibank, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (Banco Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Banco Francés.

Mr. Luna joined Banco Francés in 1996.

Carlos Villahoz	2010	Director, Corporate Banking and Investment Banking	09/28/1955
Manager, The Chase Manhattan Bank; Director, Hidro Piedra del Aguila; Director, Hidroneuquen; Director, Trasener; Director, Transba; director, Citelec; Director, Cerámica Zanon; Director, Barugel y Azulay; Director, BBVA Banco Francés Cayman; Manager, Investment Banking,, BBVA Banco Francés.

Mr. Carlos Villahoz joined BBVA Banco Francés in 1991.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Gustavo Osvaldo Fernandez	2010	Director, Technology and Operations	01/22/1964
Coordinator, Systems and Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; Manager of Organization and Systems Development, Banco de Crédito Argentino; Design and Development Manager, Banco Francés; Media Director, Banco Francés; Director of Design and Development América, BBVA; Business Partner America, BBVA.

Mr. Fernandez joined Banco Francés in 1995.

Adriana Fernandez de Melero	2010	Director, Corporate Development and Transformation	04/02/1961
Credits Recovery Analyst, Banco Español; Financial Analyst, Banco Español; Financial Profitability and Planning Analyst, Banco Español; Planning and Management Control Analyst, Banco de Crédito Argentino; Head of Budget, Planning and Management Control, Banco de Crédito Argentino; Leader of Reengineering Project, Banco de Crédito Argentino; Human Resources Development and Planning Manager, Banco de Crédito Argentino; Manager of Human Resources Management, BBVA Banco Francés; Manager of Structures and Projects, BBVA Banco Francés; Organization Manager, BBVA Banco Francés; Commercial Development and Channels Manager, BBVA Banco Francés.

Mrs. Fernandez de Melero joined Banco Francés in 1987.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment, except as described in “Directors, Senior Management and Employees-Compensation of Directors and Officers”.

Supervisory Committee

At the General Ordinary and Special Shareholders Meeting of BBVA Banco Francés held on March 27, 2009, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2009
	Marcelino Agustín Cornejo	December 31, 2009
	Alejandro Mosquera	December 31, 2009

Alternate	Alejandro Carlos Ortiz	December 31, 2009
	Julieta Paula Pariso	December 31, 2009
	Carolina Verónica Bouzas	December 31, 2009

As of December 31, 2009, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados and qualify as “independent” according to General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

At the General Ordinary and Special Shareholders Meeting of BBVA Banco Francés held on April 30, 2010, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2010
	Marcelino Agustín Cornejo	December 31, 2010
	Alejandro Mosquera	December 31, 2010

Alternate	Agustín Isola	December 31, 2010
	Julieta Paula Pariso	December 31, 2010
	Daniel Oscar Celentano	December 31, 2010

Background information

Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Sociedad Comercial del Plata S.A., Met AFJP S.A., Socotherm Americas S.A., Inta Industria Textil Argentina S.A and Duke Energy Cerros Colorados S.A., among others.

Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of GMAC Cia. Financiera S.A., General American Compañía de Seguros de Vida S.A., Renault Argentina S.A., Met AFJP SA, Socotherm Americas SA, Santista Textil Argentina S.A., Inta Industria Textil Argentina S.A. and Duke Energy Cerros Colorados S.A., among others.

Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Socotherm Americas S.A., General American Cía. de Seguros de Vida S.A., Consolidar AFJP S.A., Consolidar Compañía de Seguros de Retiro S.A., MET AFJP S.A., Metlife Seguros de Vida S.A., Renault Argentina S.A., Santista Textil Argentina S.A. and Centro Automotores S.A.

Alejandro Carlos Ortiz: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of General American Cía de Seguros de Vida S.A., Consolidar AFJP S.A., Consolidar Aseguradora de Riesgos del Trabajo S.A., Consolidar Cía. de Seguros de Retiro S.A., BBVA Consolidar Seguros S.A., Consolidar Comercializadora S.A., Met AFJP S.A., Best Market S.A., Aplica Soluciones Argentina S.A., Cormasa S.A. and Electrónica Megatone S.A.

Carolina Verónica Bouzas: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of General American Cía. de Seguros de Vida S.A., Consolidar AFJP S.A., Consolidar Compañía de Seguros de Retiro S.A., MET AFJP S.A., Metlife Seguros de Vida S.A., V.T.V. Norte S.A. and Centro Automotores S.A.

Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of CNA ART S.A., General American Compañía de Seguros de Vida S.A., Duke Energy International Southern Cone S.R.L., GMAC Cia. Financiera S.A., Duke Energy Cerros Colorados S.A., MET AFJP S.A., Socotherm Americas S.A. and Consolidar AFJP S.A.

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

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003, April 22, 2004, April 28, 2005, April 27, 2006, April 26, 2007, March 28, 2008, March 27, 2009 and April 30, 2010 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001): (i) the auditor of the financial statements for the fiscal year ended December 31, 2001 was Mr. Mario A. Bittar, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 184, Page 238; (ii) the auditor of the financial statements for the fiscal year ended December 31, 2002 was Mr. Carlos Alberto Haehnel, National Public Accountant registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 60, Page 89; (iii) the auditor of the financial statements for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 was Mr. Carlos Bernardo Srulevich, National Public Accountant (University of Buenos Aires), who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 139, Page 192; (iv) the auditor of the financial statements for fiscal year closing on December 31, 2008 was Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164 and (v) the auditor of the financial statements for the fiscal year closing on December 31, 2009 is Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164.

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

As of this date, the Audit Committee (I) is comprised of:

a)	Marcelo Gustavo Canestri

b)	José Manuel Tamayo Pérez

c)	Jorge Carlos Bledel

d)	Eduardo Zerega

Permanent Assistants to the Committee: Jorge Allen; José Carlos López Álvarez; Adrián Bressani, Martín Zarich and Javier D’Ornellas.

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

▪	regularly control compliance with the independence rules applicable to external auditors.

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

BBVA Banco Francés has an Audit Committee (II) with the following composition, according to Board’s Resolution dated April 29, 2009:

Members:	José Manuel Tamayo Pérez
Oscar Miguel Castro
Javier D’Ornellas

According to Section 303A.07(b) NYSE all of the members of this Audit Committee must be “independent”. Moreover, according to Decree No.677/01 and Resolution 400/02 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. Mr. José Manuel Tamayo Pérez qualifies as an “independent” director according to NYSE regulations, but does not qualify as an independent director according to the independence criteria set forth by General Resolution No. 368, as he is a former employee of BBVA S.A.

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

Compensation of Directors and Officers

BBVA Banco Francés has a Nominations and Compensation Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board of Directors in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company.

The aggregate amount of compensation paid by BBVA Banco Francés and its subsidiaries during the fiscal year ended December 31, 2009, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.35.4 million. This amount also includes compensation accrued during 2008 and paid in 2009. Compensation in the amount of Ps.21.2 million accrued during 2009 and was fully paid in 2010 before the date of this annual report. During the fiscal year ended December 31, 2009, BBVA Banco Francés was required to set aside Ps.2.8 million to provide defined contribution pension plans (see Note 18.15 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Media, (iii) Technical Operations, (iv) Disclosure and (v) Internal Control Evaluation, among others.

▪	Management Committee

As of December 31, 2009 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Carlos Villahoz, (v) Gabriel Milstein, (vi) Gustavo Fernández, (vii) José Carlos López Álvarez, (viii) Enrique Bartolomé, (ix) Jorge Allen, (x) Adriana Melero and (xi) Juan Alberto Estrada.

The obligations of the Management Committee are to: (i) fix the business and investment strategies, the general risks policies, the human resources policies and cooperation with the company’s General Manager; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget; (iv) monitor its evolution and determine corrective measures according to internal and market variables and (v) create business synergies with other companies of the group.

▪	Computer Technology Committee

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and is constituted by: (i) Gabriel Milstein, (ii) Rubén Efron, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme, (v) Guillermo de la Plaza and (vi) Gustavo Siciliano.

▪	Technical Operations Committee

The Technical Operations Committee (“CTO”) consists of the following members: (i) Executive Director, Ricardo Moreno; (ii) Risks Director, José Carlos López Alvarez; (iii) Chief of Internal Control and New Products, Antonio de Freitas; (iv) Chief Retail Risks Officer, Gerardo Fiandrino; (v) Chief Corporate Risks Officer, Horacio Tissoni; (vi) Chief Judicial Recovery and Bankrupt Officer, Daniel Ferreri; (vi) Chief Global and Strategic Management of Risks Officer, José María Softa, only for topics of the corresponding area, (vii) a Chief Admission Officer (Retail, Corporate, Bankruptcy, in accordance with the subject), and (viii) an Analyst.

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

The Assets and Liabilities Committee is formed by : (i) the Director of the Presidency Areas, José Carlos López Álvarez; (ii) the Corporate Banking and Investment Banking Director, Carlos Villahoz; (iii) the Risks Director, José Carlos López Alvarez; (iv) the Chief Financial Director, Martín Zarich (v) the Financial Management Director, Carlos Marí, (vi) the Retail Banking Director, Jorge Luna; and (vii) the Financial Control Manager, Jaquelina Kuscich.

The Assets and Liabilities Committee meets on a weekly basis, and its main duties are to:

(1)	establish specific limits with respect to risk exposure;

(2)	set policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet; and

(3)
be responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and the competitive environment in assets, liabilities and interest rates.

▪	Disclosure Committee

The Disclosure Committee consists of: (i) the Director of the Presidency Areas, José Carlos López Álvarez; (ii) the Director of the Financial Area (President), Martín Ezequiel Zarich; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Eduardo Zerega; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Financial Control Manager, Jaquelina Kuscich; (vii) Independent Director, Oscar Miguel Castro and (viii) the Secretary for Investors Relations, Daniel Sandigliano.

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

As of December 31, 2009, the Asset Laundering and Terrorism Financing Prevention Committee was formed by: the Chief Director (member), a Director (member), the Manager of the Regulations Compliance Department (Coordinator), the Presidency Departments Director (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management for Related Companies (Vice coordinator), the Corporate Banking and Investment Director (member), the Director of Legal Services Department (member), the Chief of Internal Control and New Products (member), the Human Resources Director (member), the Media Director (member), the

Distribution Director (member), the Markets Director – Head Officer in financial brokerage (member), the Innovation and Development Director (member), the Chief Control Management of Grupo Consolidar (member), the President of Francés Valores Sociedad de Bolsa (member), and the President of Francés Administradora de Inversiones (member).

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
 Each member assumes the following functions:

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

Participants

The Committee members acquire such condition as a result of their position and will cease to be such members as soon as they cease in their functions as heads of the relevant areas. The Corporate Integrity Management Committee is conformed by: the Legal Services Director, the Director of Regulatory Compliance, the Director of Human Resources and the Director of Internal Auditing. The Committee members may appoint any executive in their area to replace them in case of absence or inability to attend any of its meetings.

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

-
to promote the adoption of such measures as are required in order to resolve any ethically questionable behaviors which may be brought to the knowledge of any of the members, either as a consequence of their functions in their areas or due to the reception of communications of the type mentioned in paragraph 6.28. of the Code of Behavior.

-
to bring to the attention of the Board of Directors, the Auditing and Regulatory Compliance Commission, the Management Committee, or the officer responsible for the preparation of financial statements, as the case may be, those circumstances which might derive significant risks for BBVA Banco Francés and companies of the group in Argentina, in order to ensure that such statements will reflect any relevant facts.

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

Participants

The Internal Control Evaluation Committee is conformed by: the Regulations Compliance Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary), the Director of the Presidency Areas, the Chief of Internal Control and New Products, the Human Resources Director, the Media Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

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
Main Officer Responsible: Mr. Juan Christian Kindt
Alternate Officer Responsible: Mr. Roberto Adragna

-	Responsible for the Liquidity Policy (Com. “A” 2879 BCRA)
Mr. Carlos Marí

-	Responsible for Information Systems (Com. “A” 2593)
Main Officer Responsible: Mr. José Carlos López Alvarez
Alternate Officer Responsible: Mr. Martín Ezequiel Zarich

-	Responsible for Market Relations (Decree No. 677/01)
Main Officer Responsible: Mr. José Carlos López Alvarez
Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention regulations (Resol. No. 2 UIF)
Mr. Christian Mozetic

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2009, 2008 and 2007:

	As of December 31,
	2009 (1)	2008 (1)	2007 (1)
Main office	1,600	1,544	1,600
Branches	2,482	2,708	2,494
Total	4,082	4,252	4,094
_________________ (1) Excludes 172, 752 and 1,865 employees from non-banking subsidiaries as of December 31, 2009, 2008 and 2007, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2009, 613 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of February 26, 2010, Jorge Carlos Bledel (Executive Chairman), Marcelo Gustavo Canestri (Director), Gabriel Milstein (Media Director), Carlos Eduardo Montoto (Human Resources Director) and Martín Ezequiel Zarich (Financial Director) owned shares in BBVA Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors, members of the Supervising Committee or our remaining senior executives own shares or options on shares of BBVA Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2009, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2009
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria (1)	244,870,968	45.65
Bilbao Vizcaya America BV (2)	112,192,349	20.92
Inversora Otar S.A. (3)	50,410,182	9.40
The Bank of New York (4)	38,208,171	7.12
ANSES	34,556,864	6.44
___________________
(1)   Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)   Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)   Inversora Otar S.A. is controlled indirectly by BBVA.
(4)   As holder agent of ADSs.

As of October 2009 the total number of authorized and issued ordinary shares, par value Ps.1.00 per share, increased by 65,000,000 as a result of the distribution of share dividends approved by the Stockholders’ Meeting on March 27, 2009. Accordingly, our capital stock increased from 471,361,306 shares to 536,361,306 shares and BBVA maintained its equity interest in the Bank at 75.97%.

We are a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Except as described above, we are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of BBVA Banco Francés.

As of December 31, 2009, according to our records and the records of the Depositary, 22 holders of ordinary shares and 33 registered holders of ADSs have an address in the United States, representing, in the aggregate, 7.26% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2009 and 2008. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

	Fiscal Year ended December 31, 2009					Fiscal Year ended December 31, 2008
Related Party	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding(2)	Interest Rates	Nature	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding(2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	173,533	25.43%	141,219	26.77%	Guarantees given, advances, credit cards loans, other loans and correspondents	114,323	28.00%	114,323	27.50%	Guarantees given, advances, credit cards loans, other loans and correspondents
Francés Valores Sociedad de Bolsa S.A.	16,062	—	8,586	—	Other loans and equity investment	38,273	—	9,966	—	Other loans and equity investment
Francés Administradora de Inversión	1,833	28.84%	1,833	28.84%	Credit card loans, other loans and equity investment	1,560	—	1,529	—	Other loans and equity investment
Consolidar AFJP S.A.	40,983	45.00%	33,564	—	Advances, other loans, guarantees given and equity investment	35,261	45.00%	33,882	45.00%	Advances, credit card loans, other loans, guarantees given and equity investment
Consolidar Seguros de Vida S.A.	9,356	—	—	—	Other loans and equity investment	9,372	45.00%	9,365	34.00%	Advances, credit card loans, other loans and equity investment
Consolidar Seguros de Retiro S.A.	18,914	18.00%	12,884	26.65%	Credit card loans, other loans, guarantees given and equity investment	29,116	32.61%	18,808	34.00%	Advances, credit card loans, other loans, guarantees given and equity investment
Consolidar ART S.A.	14,161	32.36%	14,161	32.36%	Advances, credit cards loans and equity investment	4,704	34.00%	4,704	34.00%	Credit cards loans, other loans and equity investment
PSA Finance	370,368	22.44%	341,348	24.28%	Call money, other loans and equity investment	364,026	22.32%	364,026	22.32%	Call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	17,852	45.00%	16,583	85.77%	Advances, credit cards loans, other loans and equity investment	15,713	—	15,713	—	Other loans and equity investment
Assurex S.A.	131	—	131	—	Other loans	35	—	—	—	Equity investment
Atuel Fideicomisos S.A.	35,048	—	35,048	—	Equity investment	30,845	—	30,845	—	Equity investment

(1) Largest amount during the period indicated.
(2) In thousands of pesos.

	Fiscal Year ended December 31, 2009					Fiscal Year ended December 31, 2008
Related Party	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding(2)	Interest Rates	Nature	Largest Outstanding Amount(1)(2)	Interest Rates	Amount Outstanding(2)	Interest Rates	Nature
Associated Entities
Consolidar Salud S.A.	—	—	—	—	—	1,149	45.00%	—	—	Advances and credit card loans
Rombo Cia Financiera S.A.	179,410	18.70%	165,078	23.32%	Call money, other loans, guarantees given and equity investment	193,513	35.00%	177,056	17.42%	Call money, advances, other loans, guarantees given and equity investment
Key Management Personnel (3)	1,364	21.50%	1,364	21.00%	Advances, credit card loans, personal loans, other loans and real state mortgage	1,329	21.50%	1,312	21.50%	Advances, credit card loans, personal loans and real state mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
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

As of December 31, 2009, the Bank did not register assistance received from BBVA.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The measures taken by the Argentine government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Argentine government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. During 2009, BBVA Banco Francés paid Ps.48,804,013 regarding exchange rate difference of deposit refunds, in compliance with court orders in lawsuits brought by the Bank’s customers.

Dividends

We do not have a defined policy of dividend distributions. However, according to Communication “A” 4664 of the Central Bank from May 11, 2007, such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

1.
The Bank falls under the provisions of Articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

2.
The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary provisions), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.
The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendent of Financial and Foreign Exchange Entities) or as regards its average minimum cash requirements in pesos or foreign currencies.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2004 to 2008, see “Item 3. Key Information–Declared dividends”.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the Buenos Aires Stock Exchange (“BCBA”). Since 1993 our shares have also been listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”) and, since December 1999, our shares have also been listed on the Madrid Stock Exchange. Before 1993, there was no public market for our shares outside of Argentina. The ordinary shares are currently traded on the BCBA under the symbol “FRAN” and the ADSs are currently traded on the NYSE under the symbol “BFR”. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. Prices have not been adjusted to reflect all stock dividends paid through the date of this annual report.

	Pesos Per Ordinary Share (1)
	High	Low
March 2010	10.25	7.93
February 2010	8.40	7.43
January 2010	8.80	8.13
Fiscal year ended December 31, 2009	8.73	2.50
Fourth quarter	8.73	6.97
December, 2009	8.10	7.75
November, 2009	8.70	7.81
October, 2009	8.73	6.97
Third quarter	7.80	5.30
Second quarter	6.10	3.30
First quarter	3.90	2.50
Fiscal year ended December 31, 2008	8.55	2.42
Fourth quarter	5.40	2.42
Third quarter	5.92	4.39
Second quarter	7.98	5.45
First quarter	8.55	7.10
Fiscal year ended December 31, 2007	13.10	8.04
Fiscal year ended December 31, 2006	9.60	6.90
Fiscal year ended December 31, 2005	8.13	5.60
________________ (1) Pesos per ordinary share data reflect nominal prices at trading date. Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	U.S.$ Per ADS
	High		Low
March 2010	8	3/20	5	23/25
February 2010	6	33/50	5	29/50
January 2010	7	2/25	6	6/25
Fiscal year ended December 31, 2009	7	16/39	1	4/5
Fourth quarter	7	16/39	5	1/3
December, 2009	6	3/4	6
November, 2009	7	16/39	6	3/25
October, 2009	7	16/39	5	1/3
Third quarter	6	1/15	3	33/50
Second quarter	4	19/20	2	2/5
First quarter	3	25/51	1	4/5
Fiscal year ended December 31, 2008	8	21/50	1	4/7
Fourth quarter	5		1	4/7
Third quarter	6	1/20	3	17/20
Second quarter	7	13/25	5
First quarter	8	21/50	5	3/5
Fiscal year ended December 31, 2007	13	1/10	7	12/25
Fiscal year ended December 31, 2006	9	7/10	6	7/10
Fiscal year ended December 31, 2005	8	1/4	5	39/50

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2009 the shares of 106 Argentine companies, excluding mutual funds, were listed on the BCBA. As of December 31, 2009, the ten most actively traded stocks represented 85.12% of the total volume of equity traded on the exchange (“SINAC” plus “Floor”). All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

The operations at the traditional auction system (“the Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day. Also available is an electronic auction system called “SINAC” where each broker inputs both its buys and sells while the system matches the operations. Since July 1998, both auction systems (the Floor and SINAC) have been considered to be a single market. Both systems allow for the trade of securities, public bonds, private bonds, futures and derivatives. Additionally, the Buenos Aires Stock Market’s trades are made through an electronic Continuous Market System (the “Continuous”) that operates from 11:00 A.M. to 5:00 P.M. each business day. The Continuous is a system that registers and makes public trades that were privately arranged by registered brokers and brokerage companies on behalf of their clients. In this system only public and private bonds may be traded. Such trades are reported on the “Mercado Abierto”, an electronic reporting system similar to, but different from, the Continuous Market System. To control price volatility, the BCBA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the BCBA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day. In both markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2009, the market capitalization of the 106 companies listed on the BCBA was approximately U.S.$574.2 billion. At the same time, the market capitalization of the domestic companies totaled U.S.$45.7 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2009	2008	2007
Market capitalization (U.S.$ billion)	574.2	357.1	562.4
Number of companies listed	106	110	109
Rate of return in dollars (1)	95.18%	(54.22)%	0.40%
Market/book ratio (2)	1.41	0.93	2.09
____________________ (1) Based on the Merval Index (2) Estimated Source: BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

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

In recent years, changes to the legal framework have been introduced permitting the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, trust bonds, other credit instruments and futures and options over shares, bonds, indexes and the U.S. dollar. In 1991, brokerage fees were deregulated and transfer taxes and stamp taxes on publicly offered securities were eliminated.

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

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the BCBA. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file with the CNV and the BCBA quarterly financial statements and audited annual financial statements, as well as various other periodic reports.

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

In 2002, through Decree No. 216/02, the Mercado Unico y Libre de Cambios (“MULC”) was created and a series of other BCRA regulations that fixed limits to capitals flows were adopted. In 2005, the BCRA regulated the currency for the transactions in the regulated markets. Since 2005, all transactions can be converted in Pesos or U.S. dollars in local accounts and foreign accounts.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main bodies of regulation governing BBVA Banco Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our by-laws. Copies of our by-laws have been filed as exhibits to our 2005 annual report on Form 20-F.

At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the by-laws in order to comply with Resolution No. 20/04 of the Office of Corporations – Public Registry of Commerce (“Inspección General de Justicia”), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. This amendment has been filed with the Public Registry of Commerce, which has been approved as of the filing of this annual report, on December 12, 2005, under Number 16,335, Book 30.

At the Ordinary and Extraordinary Stockholders’ Meeting held on March 27, 2009, our shareholders agreed and authorized to amend sections 10 and 13 of the corporate by-laws that will make it possible for the company to replace its Board of Directors either partially or in stages through the appointment or re-election of its members, as well as to hold its meetings with the attendance of non-resident directors by video-teleconference. Such amendments are subject to regulatory filings and approvals in Argentina before they may become fully effective and have not yet been filed with the Office of Corporations - Public Registry of Commerce.

Registry and Company’s Objects and Purposes

BBVA Banco Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Banco Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Banco Francés is authorized to perform the following activities:

▪	accept term and demand deposits;

▪	grant short-term bullet and other amortizable loans;

▪	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

▪	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

▪	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

▪	invest in government securities;

▪	make temporary investments in liquid assets;

▪	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

▪	accept securities in custody and provide other services related to the banking business;

▪	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

▪	engage in brokerage activities in the over-the-counter securities market;

▪	perform foreign exchange transactions;

▪	comply with agencies related to its operations;

▪	receive deposits of participation in mortgage loans and in special accounts;

▪	issue mortgage obligations;

▪	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

▪	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

▪	issue private bonds, and

▪	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law.

Directors

Under Section 18 of our by-laws, the Board of Directors receives an annual fee established by the shareholders. This fee is subject to the restrictions of Section 261 of the Business Companies Law, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the company, or 5% of the income if no dividends were distributed to the shareholders.

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of BBVA Banco Francés. Moreover, Directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.

Directors need not hold shares in BBVA Banco Francés or any of our subsidiaries to qualify and be appointed as directors of BBVA Banco Francés.

The bank has no policies regarding age limits or retirement age.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata of the paid-in capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Banco Francés in proportion to the paid-in capital.

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

Communication “A” 4664, from May 11, 2007, provides that financial entities can distribute retained profits, with the corresponding authorization from the Central Bank, which must verify the following regarding such financial entity:

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

Shareholders Meetings

All general meetings apart from annual regular meetings are called regular or special meetings. Regular and special shareholders’ meetings are to be convened by the Board of Directors of the Bank or by the Supervisory Committee in such instances as set forth by law, or whenever they may deem it necessary, or upon requisition of shareholders representing at least 5% of our stock capital, as provided by Section 236 of the Business Companies Law.

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

Material Contracts

No material contracts outside the ordinary course of business have been entered into during the last two years.

Exchange Controls

On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The law empowers the Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the peso. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions. However, on June 26, 2003, the government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, on June 10, 2005 the government issued Decree No. 616/05 establishing further restrictions on capital flows into Argentina, with the following provisions:

(i)
all incoming and outgoing funds from the Argentine Exchange market, and any debt operation with non-residents which could demand future payments in foreign currency to non-residents, are subject to registration with the Central Bank for informative purposes;

(ii)
any debt entered into between non-governmental persons or entities and non-residents must be agreed for a term of at least 365 days, except for the financing of import and export operations and the primary placements of public debt listed in an authorized stock exchange; and

(iii)
all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” [legal reserve].

Decree No. 616/05 also states certain exceptions for the “encaje” such as settlements in foreign currency of resident loans granted by a local financial entity, certain capital contributions in local corporations, etc.

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

Cross Border Transfers of Funds, Foreign Debts

Under the Central Bank’s exchange regulations, proceeds of new financing must be transferred into Argentina and converted into pesos in the local exchange market within 365 days as from the relevant disbursement.

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, local companies (with the exception of financial institutions), following certain requirements, may:

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

Local individuals and companies are now authorized to buy up to certain amounts of foreign currency for purposes of (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina and (iv) portfolio investments outside of Argentina, among others.

The limit for local individuals and companies currently in force is U.S.$2 million per month.

According to Communications “A” 4822 and “A” 4955, any legal persons may also, until June 30, 2009, accumulate funds abroad for specific purposes if they comply with certain conditions; such amounts remaining beyond the scope of Communication “A” 3722, and complementary ones.

B.	Non-residents

Moreover, pursuant to Communication “A” 3661 (as amended), prior authorization from the Central Bank is required by non-residents for the purchase of foreign exchange for any amount above the equivalent of U.S.$5,000 per month.

Notwithstanding the above, Communications “A” 4662 and “A” 4692 (as amended) state that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents, in the following cases:

▪	Transfers abroad arising out of:

(1)	Residents foreign indebtedness of residents related to Argentine imports of goods and services;
(2)	Domestic collections of:
-	Services, rents and other current transfers abroad of financial debts originated in non-residents foreign loans;
-	Inheritances according to the Declaration of a Decedent’s Heirs;
-	National Government Bonds and Guaranteed Loans Income issued in local currency;
-	Benefits or services or sale of values received, granted by the National Government as per Laws No. 24,043, 24,411 and 25.914.
-	Recoveries under local bankruptcy proceedings as long as the foreign creditor has been admitted as such by the Bankruptcy Court;
(3)	Sales proceeds from direct investments in local non-financial companies; and
(4)	The proceeds from final liquidation of direct investments in local non-financial companies;
(5)	Capital reduction; and
(6)	Restitution of irrevocable contributions made by the local company.

▪	Transfers abroad of an aggregate equivalent of up to U.S.$500,000 per month arising out of:

(1)	Proceeds of sales of other portfolio investments and their revenues, such as investments in shares of local companies, investment funds and local trusts;
(2)	Purchases of loans granted to residents by local banks;
(3)	Acquisition of invoices and promissory notes for local commercial transactions, investment in local bonds denominated in pesos; and
(4)	The acquisition of other local credits.

Also excepted from the approval of the Central Bank are the transactions effected by:

▪	International bodies or entities that operate as official export credit agencies.

▪	Diplomatic and consular representations as well as diplomatic staff accredited in the country for transfers made in exercise of their duties.

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

Direct Investments

On March 4, 2005, the Argentine Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

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

Future and Forward Operations

Communication “A” 4049 dated November 11, 2003, as amended, and Communication “A” 4805 (and additional ones) dated May 15, 2008, eased restrictions on foreign currency transactions by revoking the requirement of prior approval by the Central Bank so as to effect certain Future and Forward operations and have access to the exchange market for their cancellation. These transactions include agreements on foreign currency hedging, interest rates and product prices, as well as foreign exchange REPO transactions.

Communication “A” 4086 (as amended), dated February 3, 2004, also relaxed restrictions on the access to the foreign exchange market, by allowing investment funds to carry out their operations under general regulations.

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

1.	Argentine Taxes

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

Taxation of Dividends

Pursuant to Law No. 25,063, as enacted into law on December 30, 1998, dividend payments on the ordinary shares (and ADSs), whether in the form of cash, stock, or other types of consideration, are subject to Argentine withholding taxes at a rate of 35% to the extent the aggregate amount distributed exceeds the sum, for the previous year, of: (i) our accumulated taxable earnings and (ii) certain tax-exempt income (such as dividend payments from other corporations).

Cash and stock dividends distributed in 2009 were not subject to income tax withholding.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Banco Francés is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.305,000 is not applicable. The tax so paid is considered a definitive payment.

Companies responsible for the tax payment, such as BBVA Banco Francés, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In May 2009, BBVA Banco Francés paid Ps 3.677.356 to the Argentine authorities  on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2008.

In 2010, the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2009. The tax may be withheld from future dividends.

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

Deposit and Withdrawal of Ordinary Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of ordinary shares in exchange for ADSs.

Income Tax Treaty

There is currently no income tax treaty or convention in effect between Argentina and the United States.

2.	U.S. Tax Considerations

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

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

▪	persons holding ordinary shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

▪	persons who acquired ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

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

Taxation of Distributions

Distributions paid on ADSs or ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of such holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine Pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ordinary shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as result of amounts paid on account of the Argentine Personal Property Tax, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2009. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

VaR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of BBVA Banco Francés’ portfolios, including interest rates, foreign exchange rates, securities prices, volatility, and any correlation among the foregoing.

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

Our VaR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VaR analysis, the period for estimating risk factors is about one year and we assume a one-day holding period and adverse market movement of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VaR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by two techniques: (a) “exponential smooth”, or “EWMA” (Exponentially Weighted Moving Average) which confers a higher relative weight to the last historical data considered within the two-year series, and (b) Linear Standard Deviation (also considered within the two year series).

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

We estimate VaR for each of our trading portfolios and all trading portfolios combined. The following table shows the VaR for our combined trading activities for last year.

Daily Trading VaR at BBVA Banco Francés (in millions of pesos)

2009	2008
Average	0.79	0.89
Minimum	0.25	0.22
Maximum	4.28	2.41
Dec. 31	3.93	0.32

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2009	2008
Average	0.62	0.78
Minimum	0.15	0.18
Maximum	4.21	2.39
Dec. 31	3.67	0.28

Currency Risk VaR	2009	2008
Average	0.44	0.38
Minimum	0.06	0.03
Maximum	1.28	0.92
Dec. 31	1.21	0.15

Interest rate risk is mainly explained by investments in short-term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The graph below indicates the evolution of the risk exposure, measured with VaR, during the year 2009.

The graph below indicates interest rate risk and currency risk, measured with VaR, during the years 2008 and 2009 (thousands of pesos).

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2009 and bears no relation to our current or future interest rate risk.

Interest rate sensitivity is the relationship between market interest rates and net portfolio value, on the one hand, and net interest income on the other, due to the repricing of assets and liabilities. Our interest rate sensitivity analysis measures the sensitivity of the net portfolio value and net interest income to parallel changes in interest rates and to changes in the yield curve.

For the purpose of calculating net present value, when the rate of interest is fixed, future cash flows of financial assets and liabilities are calculated on a contractual basis. When the interest rate is variable, cash flows are included that have a maturity during the repricing interval. Such amounts are added to the remaining balance of the asset or the liability at the end of the interval.

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2009.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 10.10% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

At December 31, 2009
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	3,947.0	(2.82)%	2,088.2	1.14%	456.4	7.04%
50	4,003.6	(1.42)%	2,076.4	0.57%	441.3	3.52%
0	4,061.5	0.00%	2,064.6	0.00%	426.3	0.00%
(50)	4,120.6	1.46%	2,052.9	(0.57)%	411.3	(3.52)%
(100)	4,181.1	2.95%	2,041.1	(1.14)%	396.3	(7.04)%

Based on our position at December 31, 2009, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2009, net portfolio value would be reduced by Ps. 57.9 million and net interest income over 2010 would be increased by approximately Ps. 11.8 million.

Accordingly, assuming a 50 b.p. increase in the adjustment rate, net interest income increases Ps. 15.0 million.

Foreign Exchange Risk

As of December 31, 2009, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2009	Effect on net income based on our position as of December 31, 2008
(in millions of pesos, except percentages)
5%	(42)	(23)
(5)%	42	23

For a description of the changes in the exchange rates since December 2009, see “Item 4. Information on the Company–Recent Political and Economic Developments in Argentina”.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 12D.3 FEES AND CHARGES FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

The depositary for our American Depositary Receipts (“ADRs”) is the Bank of New York Mellon (“BNYM”).

Holders of our ADRs are generally expected to pay fees to BNYM according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)	▪	Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	▪	Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates
U.S.$0.02 (or less) per ADR	▪	Any cash distribution to ADRs registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	▪	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
U.S.$0.02 (or less) per ADR per calendar year	▪	Depositary services
Registration or transfer fees	▪	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	▪	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	▪	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	▪	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	▪	As necessary

BNYM collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. BNYM also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BNYM may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. BNYM may generally refuse to provide fee-attracting services until its fees for those services are paid.

ITEM 12D.4 FEES MADE BY DEPOSITARY TO THE COMPANY

There are no fees or other direct and indirect payments made by BNYM to the foreign issuer of the deposited securities.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2009, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chairman and Chief Executive Officer, and the Presidency Areas Director, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2009, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2009, based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Bank, and our report dated April 30, 2010, expressed an unqualified opinion on those Consolidated Financial Statements and included two explanatory paragraphs: 1) stating that the accounting rules established by the Argentine Central Bank (“BCRA”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 19 to the Consolidated Financial Statements of the Bank, and 2) stating that the Bank has restated the Consolidated Net Income and the Consolidated Stockholders’ Equity under US GAAP for the fiscal years 2008 and 2007 in order to retroactively reclassify to equity the noncontrolling interest and adjust the computations of basic earnings per share ratio to reflect the change in capital structure

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
April 30, 2010

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of Directors has appointed Mr. Oscar Miguel Castro to serve on its Audit Committees (I and II) and Disclosure Committees. The Bank’s Board of Directors has concluded that Mr. Castro is an audit committee financial expert as defined by the SEC based on his extensive audit experience, having been a partner of an international accounting firm until 2001. Mr. Castro qualifies as an independent director according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

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

During fiscal year 2009, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2009.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2009 and 2008:

	2009	2008
	(in millions of pesos)
Audit fees	4.39	5.11
Audit-related fees	—	—
Tax fees	0.24	0.26
All other fees	—	—
Total fees	4.63	5.37

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work performed by Deloitte & Co. S.R.L. after January 1, 2009. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2009 were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2009 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Item 6. Directors, senior management and employee–Directors and Senior Management–Special Committees–Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16G. CORPORATE GOVERNANCE

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

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I and II). Since October 29, 1998, BBVA Banco Francés has two independent directors among the seven members of its current Board of Directors.

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

NYSE Sections 303A.07(c)(iii)(B) and (C) establish audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Banco Francés’ by-laws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Banco Francés’ Board approved in December 18, 2003 a “Code of Conduct of BBVA Banco Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Banco Francés’ website. See “Item 16B. Code of Ethics”. BBVA Banco Francés believes that its Code of Conduct complies with the NYSE requirements.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

Page
	Report of Independent Registered Public Accounting Firm	F-2
	Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
	Consolidated Statements of Operations for the fiscal years ended December 31, 2009, 2008 and 2007	F-8
	Consolidated Statements of Cash and Cash Equivalents Flows for the fiscal years ended December 31, 2009, 2008 and 2007	F-10
	Consolidated Statements of Changes in Stockholders’ Equity for the fiscal years ended December 31, 2009, 2008 and 2007	F-13
	Notes to the Consolidated Financial Statements	F-14

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference in the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Banco Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

Date:	April 30, 2010	By:	/s/ Martín Ezequiel Zarich
			Name:	Martín Ezequiel Zarich
			Title:	Chief Financial Officer

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2009 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2009 and 2008 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2009, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

As discussed in Notes 19.19. and 19.20 to the consolidated financial statements, the Bank has restated the Consolidated Net Income and the Consolidated Stockholders’ Equity under US GAAP for the fiscal years 2008 and 2007 in order to retroactively reclassify to equity the noncontrolling interest and adjust the computations of basic earnings per share ratio to reflect the change in capital structure.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2010 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
April 30, 2010

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008
Stated in thousands of Pesos

	December 31,
	2009	2008
ASSETS
CASH AND DUE FROM BANKS	5,255,412	4,243,080
Cash	1,357,066	1,066,447
Due from banks and correspondents	3,898,346	3,176,633
Argentine Central Bank	3,723,387	3,127,010
Other local	34,144	3,220
Foreign	140,815	46,403
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	7,214,232	5,233,660
Holdings in investment accounts	1,334,763	955,534
Holdings for trading or financial transactions	488,176	272,769
Government Securities for repurchase agreements with the BCRA	68,250	334,688
Holdings available for sale	640,175	577,502
Unlisted Government Securities	1,961,046	1,004,833
Instruments issued by the BCRA	2,953,144	2,676,687
Investments in listed private securities	218,605	164,394
Less: Allowances	449,927	752,747
LOANS	11,751,889	12,507,489
To governmental sector	1,400,243	2,400,511
To financial sector	384,331	598,755
Inter-financial – (Calls granted)	61,000	22,550
Other financing to local financial institutions	289,367	529,779
Interest and listed-price differences accrued and pending of collection	33,964	46,426
To non-financial private sector and residents abroad:	10,305,001	9,704,814
Overdraft	1,703,750	1,413,522
Discounted instruments	1,068,567	1,241,508
Real estate mortgage	838,410	946,804
Collateral loans	480,694	511,374
Consumer	1,819,382	1,855,767
Credit cards	1,464,163	1,239,588
Other (Note 6.b)	2,806,667	2,373,476
Interest and listed-price differences accrued and pending of collection	139,839	147,079
Less: Interest documented together with main obligation	16,471	24,304
Less: Difference arising from purchase of portfolio	—	102
Less: Allowances	337,686	196,489
Carried forward	24,221,533	21,984,229

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2009 and 2008
Stated in thousands of Pesos

	December 31,
	2009	2008
Brought forward	24,221,533	21,984,229
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	931,465	2,442,925
Argentine Central Bank	560,781	876,987
Amounts receivable for spot and forward sales to be settled	9,469	1,283,910
Instruments to be received for spot and forward purchases to be settled	10,264	7,221
Premiums for options bought	—	2,513
Unlisted corporate bonds	119,488	104,476
Non-deliverable forward transactions balances to be settled	84,070	27,230
Other receivables not covered by debtor classification regulations	39,357	34,432
Other receivables covered by debtor classification regulations	79,883	72,209
Interest accrued and pending of collection not covered by debtor classification regulations	51,212	36,958
Interest accrued and pending of collection covered by debtor classification regulations	—	2
Less: Allowances	23,059	3,013
ASSETS SUBJECT TO FINANCIAL LEASING	311,784	379,120
Assets subject to financial leasing	317,345	383,652
Less: Allowances	5,561	4,532
INVESTMENTS IN OTHER COMPANIES	106,289	96,640
In Financial institutions	51,474	38,699
Other (Note 6.c)	54,819	57,944
Less: Allowances	4	3
OTHER RECEIVABLES	243,057	392,099
Tax on minimum presumed income – Tax credit	—	188,324
Other (Note 6.d)	589,442	432,188
Other accrued interest receivable	2,558	—
Less: Allowances	348,943	228,413
PREMISES AND EQUIPMENT	486,483	441,666
OTHER ASSETS	26,475	27,786
INTANGIBLE ASSETS	59,835	55,332
Organization and development expenses	59,835	55,332
SUSPENSE ITEMS	4,222	4,230
OTHER SUBSIDIARIES’ ASSETS (Note 6.e)	450	1,438
TOTAL ASSETS	26,391,593	25,825,465

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2009 and 2008
Stated in thousands of Pesos

	December 31,
	2009	2008
LIABILITIES
DEPOSITS	18,334,845	17,079,203
Governmental sector	1,004,442	1,685,730
Financial sector	190,115	198,179
Non-financial private sector and residents abroad:	17,140,288	15,195,294
Checking accounts	3,491,170	3,293,842
Savings deposits	5,982,379	4,664,223
Time deposits	7,245,384	6,810,809
Investments accounts	19,022	9,740
Other	348,397	338,758
Interest and listed—price differences accrued payable	53,936	77,922
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	1,224,668	3,135,153
Argentine Central Bank — Other	2,691	2,982
Banks and International Institutions	55,523	331,311
Amounts payable for spot and forward purchases to be settled	7,562	13
Instruments to be delivered for spot and forward sales to be settled	80,268	1,604,467
Premiums for options written	—	1,927
Financing received from Argentine financial institutions	38,247	55,713
Inter-financial - (Calls received)	—	550
Other financing from local financial institutions	38,247	55,163
Non-deliverable forward transactions balances to be settled	2,825	67,056
Other (Note 6.f)	1,036,350	1,060,504
Interest and listed—Price differences accrued payable	1,202	11,180
OTHER LIABILITIES	471,729	429,085
Fees payable	82	65
Other (Note 6.g)	471,647	429,020
ALLOWANCES	529,429	379,243
SUSPENSE ITEMS	75,043	68,507
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.h)	2,616,225	2,410,111
TOTAL LIABILITIES	23,251,939	23,501,302
MINORITY INTEREST IN SUBSIDIARIES	213,182	248,139
STOCKHOLDERS’ EQUITY	2,926,472	2,076,024
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	26,391,593	25,825,465

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2009 and 2008
Stated in thousands of Pesos

	December 31,
	2009	2008
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	3,657,897	4,859,751
Credit lines obtained (unused balances)	—	52,729
Guaranties received	2,999,676	4,109,820
Contra contingent debit accounts	658,221	697,202
Control	40,238,423	26,695,971
Receivables classified as non-recoverable	317,547	267,935
Other (Note 6.i)	39,298,438	25,950,390
Contra control debit accounts	622,438	477,646
Derivatives	4,287,825	3,117,794
“Notional” amount of put options bought	—	5,850
“Notional” amount of non-deliverable forward transactions	1,940,035	1,446,615
Interest rate SWAP	102,697	155,650
Other	50,000	50,000
Contra debit derivatives accounts	2,195,093	1,459,679
For trustee activities	12,119	17,575
Funds in trust	12,119	17,575
TOTAL	48,196,264	34,691,091
CREDIT ACCOUNTS
Contingent	3,657,897	4,859,751
Credit lines granted (unused portion) covered by debtor classification regulations	56,290	74,294
Guaranties provided to the BCRA	138,433	51,698
Other guaranties given covered by debtor classification regulations	228,366	175,508
Other guarantees given non-covered by debtor classification regulations	121,626	141,835
Other covered by debtor classification regulations	113,506	253,867
Contra contingent credit accounts	2,999,676	4,162,549
Control	40,238,423	26,695,971
Items to be credited	549,582	425,136
Other	72,856	52,510
Contra control credit accounts	39,615,985	26,218,325
Derivatives	4,287,825	3,117,794
“Notional” amount of put options written	—	5,265
“Notional” amount of non-deliverable forward transactions	2,195,093	1,454,414
Contra debit derivatives accounts	2,092,732	1,658,115
For trustee activities	12,119	17,575
Contra credit accounts for trustee activities	12,119	17,575
TOTAL	48,196,264	34,691,091

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2009	2008	2007
FINANCIAL INCOME	3,560,203	2,279,104	1,904,212
Interest cash and due from banks	29	11,745	20,202
Interest on loans to the financial sector	203,089	187,728	146,833
Interest on overdraft	366,655	264,989	164,659
Interest on discounted instruments	154,894	176,250	101,775
Interest on real estate mortgage	122,623	107,322	64,264
Interest on collateral loans	90,803	55,231	15,089
Interest on credit card loans	182,231	107,461	55,026
Interest on other loans	581,402	495,666	301,738
Interest on other receivables from financial transactions	1,322	20,175	23,757
Income from Federal Government secured loans—Decree No. 1387/01	260,466	214,690	236,964
Net income from governmental and private securities	1,042,950	—	319,666
Indexation by Benchmark Stabilization Coefficient (CER)	11,017	199,209	210,342
Gold and foreign currency exchange difference	200,696	206,869	117,403
Other	342,026	231,769	126,494
FINANCIAL EXPENSES	1,013,959	1,201,681	680,131
Interest on checking accounts	21,719	28,083	23,180
Interest on savings deposits	10,002	8,713	6,598
Interest on time deposit	744,526	720,759	491,577
Interest on inter-financial financing - (Calls received)	318	733	1,983
Interest on other financing from financial institutions	5,489	10,824	3,394
Interest on other liabilities from financial transactions	9,252	28,486	26,627
Other interest	3,216	6,832	8,478
Net expense from governmental and private securities	—	288,141	—
Net expense from options	2	100	—
Indexation by CER	375	7,212	49,230
Contribution to the deposit guarantee fund	31,906	26,702	23,714
Other	187,154	75,096	45,350
GROSS INTERMEDIATION MARGIN—GAIN	2,546,244	1,077,423	1,224,081
ALLOWANCES FOR DOUBTFUL LOANS	245,966	36,708	62,262
SERVICE CHARGE INCOME	1,203,005	1,190,417	1,182,789
Related to lending transactions	368,392	272,266	163,281
Related to liability transactions	502,568	413,474	318,038
Other commissions	77,224	283,494	530,772
Other (Note 6.j)	254,821	221,183	170,698
Carried forward	3,503,283	2,231,132	2,344,608

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2009	2008	2007
Brought forward	3,503,283	2,231,132	2,344,608
SERVICE CHARGE EXPENSE	279,691	240,631	158,927
Commissions	191,896	176,463	114,371
Other (Note 6.k)	87,795	64,168	44,556
OPERATING EXPENSES	1,633,899	1,413,448	1,124,161
Payroll expenses	1,009,758	837,175	653,644
Fees to Bank Directors and Statutory Auditors	692	570	463
Other professional fees	35,254	36,369	29,107
Advertising and publicity	65,433	72,764	67,212
Taxes	103,615	63,235	52,119
Fixed assets depreciation	49,244	42,468	37,203
Organizational expenses amortization	18,520	32,706	21,961
Other operating expenses	209,624	189,733	149,660
Other	141,759	138,428	112,792
NET GAIN FROM FINANCIAL TRANSACTIONS	1,589,693	577,053	1,061,520
NET (LOSS) / GAIN ON MINORITY INTEREST IN SUBSIDIARIES	(14,890)	2,801	(19,541)
OTHER INCOME	253,339	773,451	828,284
Income from long-term investments	20,841	65,121	9,363
Punitive interests	3,873	2,444	961
Loans recovered and reversals of allowances	53,355	187,767	434,295
Other (Note 6.l)	175,270	518,119	383,665
OTHER EXPENSES	738,102	1,000,525	1,584,820
Punitive interests and charges paid to BCRA	879	40	34
Charge for uncollectibility of other receivables and other allowances	246,484	199,603	157,626
Amortization of difference arising from judicial resolutions	48,804	107,793	323,139
Depreciation and losses from miscellaneous assets	505	579	4,035
Goodwill amortization	—	12,200	6,629
Other (Note 6.m)	441,430	680,310	1,093,357
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,090,040	352,780	285,443
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	371,578	31,270	50,394
NET INCOME FOR THE FISCAL YEAR	718,462	321,510	235,049
NET INCOME PER ORDINARY SHARE (1)	1.47	0.68	0.50

(1)	See Note 18.14.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2009		2008		2007
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	4,661,349	(1)	3,465,634	(1)	2,928,807
Cash and its equivalents at the end of the fiscal year	5,818,088	(1)	4,661,349	(1)	3,465,634	(1)
Net increase in cash and its equivalents	1,156,739		1,195,715		536,827

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	(722,215)		50,042		(623,058)
- Loans	2,940,284		1,097,487		(332,979)
to financial sector	130,962		(26,690)		(25,573)
to non-financial public sector	203,662		100,151		367,802
to non-financial private sector and residents abroad	2,605,660		1,024,026		(675,208)
- Other receivables from financial transactions	(57,949)		(77,590)		(63,401)
- Assets subject to financial leasing	67,336		(55,598)		(88,334)
- Deposits	240,976		896,683		1,854,830
to financial sector	(7,078)		2,220		39,186
to non-financial public sector	(684,597)		1,623,718		(19,579)
to non-financial private sector and residents abroad	932,651		(729,255)		1,835,223
- Other liabilities from financial transactions	(17,296)		245,531		221,229
Financing from financial or inter-financial sector (calls received)	(550)		(9,469)		(138,881)
Others (except liabilities included in Financing Activities)	(16,746)		255,000		360,110
Collections related to service charge income	1,197,698		1,186,610		1,182,608
Payments related to service charge expense	(279,618)		(240,631)		(158,927)
Administrative expenses paid	(1,591,412)		(1,332,728)		(1,020,873)
Organizational and development expenses paid	(2,927)		(8,094)		(3,848)
Net collections from punitive interest	2,610		1,974		822
Differences from judicial resolutions paid	(48,804)		(50,304)		(37,124)
Collections of dividends from other companies	10,557		49,499		6,321
Other payments related to other income and expenses	(202,700)		(103,522)		(656,249)
Net cash flows provided by operating activities	1,536,540		1,659,359		281,017

Investment activities
Net payments from premises and equipment	(108,887)		(84,519)		(38,922)
Net collections / (payments) from other assets	806		9,547		(7,805)
Other payments from investment activities	(224,086)		(207,810)		(146,501)
Net cash flows used in investment activities	(332,167)		(282,782)		(193,228)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2009	2008	2007
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	—	—	(248,638)
- BCRA	(309)	1,133	67
Others	(309)	1,133	67
- Banks and international agencies	(275,788)	(224,531)	376,899
- Financing received from local financial institutions	(16,916)	(7,483)	(24,322)
Dividends paid in cash	(35,000)	(164,000)	(90,000)
Other collections from financing activities	280,350	202,274	414,830
Net cash flows (used in) / provided by financing activities	(47,663)	(192,607)	428,836

Financial results and results from holdings of cash and its equivalents (including interest)	29	11,745	20,202

Net increase in cash and its equivalents	1,156,739	1,195,715	536,827

(1)	See Note 3.4.21. to the Consolidated Financial Statements.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2009, 2008 and 2007 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 18.7).

At January 30, 2009 the Bank swapped Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014.

On January 28 and on February 25, 2009, Consolidar Cía. de Seguros de Retiro S.A. swapped secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

On September 10, 2009, Consolidar Cía. de Seguros de Retiro S.A. swapped Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN 2014) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 300 pbs Vto 2015”).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2009, 2008 and 2007, taxes paid amounted to 577,360, 220,440 and 251,944, respectively. At such dates, interest-paid amounted to 917,164, 1,131,510 and 644,989, respectively.

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2006	471,361	175,132	312,979	465,317	—	529,795	1,954,584
Decisions of Stockholders’ Meeting of April 26, 2007:
- Dividends paid in cash	—	—	—	—	—	(90,000)	(90,000)
- Statutory Reserve	—	—	—	82,064	—	(82,064)	—
Unrealized valuation difference (2)	—	—	—	—	(42,796)	—	(42,796)
Net income for the fiscal year	—	—	—	—	—	235,049	235,049
Balances at December 31, 2007	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837
Decisions of Stockholders’ Meeting of March 28, 2008:
- Dividends paid in cash	—	—	—	—	—	(164,000)	(164,000)
- Statutory Reserve	—	—	—	47,010	—	(47,010)	—
Unrealized valuation difference (2)	—	—	—	—	(138,323)	—	(138,323)
Net income for the fiscal year	—	—	—	—	—	321,510	321,510
Balances at December 31, 2008	471,361	175,132	312,979	594,391	(181,119)	703,280	2,076,024
Decisions of Stockholders’ Meeting of March 27, 2009:
- Dividends paid in cash (1)	—	—	—	—	—	(35,000)	(35,000)
- Dividends paid in shares (1)	65,000	—	—	—	—	(65,000)	—
- Statutory Reserve	—	—	—	64,302	—	(64,302)	—
Unrealized valuation difference (2)	—	—	—	—	166,986	—	166,986
Net income for the fiscal year	—	—	—	—	—	718,462	718,462
Balances at December 31, 2009	536,361	175,132	312,979	658,693	(14,133)	1,257,440	2,926,472

(1)	See Note 1.2.
(2)	Unrealized (loss) / gain for Available for Sale investments (see Note 3.4.2.).

The accompanying Notes 1 to 20 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2009.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2003:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361
03-27-2009	10-05-2009	(2)	65,000	536,361	(3)

(1)	Through public subscription of shares.
(2)	For payment of share dividend.
(3)
The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV). On September 4, 2009, the Argentine Central Bank (BCRA) through its Resolution No. 313/47/09 approved the distribution of 65,000 share dividends and 35,000 cash dividends. On October 5, 2009 the new shares were registered with the Public Registry of Commerce.

1.2.2.	Authorized and issued shares

The capital stock of the Bank consists of 536,361,306 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

At January 2005, the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 103,232,874 as a result of the issuance of common stock mentioned in Note 1.2.1. Finally, at October 2009 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 65,000,000 as a result of the distribution of share dividends approved by the Stockholders’ Meeting on March 27, 2009.

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
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

c)
The inflation adjustment related to the increase in capital stock restated as mentioned in Note 3.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each fiscal year.

The composition of “Adjustments to stockholders’ equity” is as follows:

December 31, 2009 and 2008
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. Finally, the Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2009.

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

1.4.	PSA Finance Argentina Cía. Financiera S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by BCRA, the Entity is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by BCRA On April 22, 2009, the Entity has started to receive deposits and therefore, it will participate in the Deposit Guarantee Fund created by Law No. 24,485.

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2009	2008	2009	2008	2009	2008
Francés Valores Sociedad de Bolsa S.A	Stockbroker	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Trust manager	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Insurance company	Common	—	7,383,921	—	65.9600	—	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	32,274,350	25,033,832	66.2101	66.6666	66.2101	66.6666
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2009.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	50,517.6
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	22,908.9
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	10,254.0
Coelsa S.A.	Argentina	11.39%	Clearing house	97.5
Interbanking S.A.	Argentina	10.00%	Information services for financial markets	1,760.7
Argencontrol S.A.	Argentina	7.77%	Agent Mandatary	54.0
Sedesa S.A.	Argentina	13.31%	Deposit Guarantee Fund	117.0
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	6,612.3
Visa Argentina S.A.	Argentina	9.79%	Credit card issuer	5,887.7

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Bank has consolidated - line by line - its balance sheets and statements of operations as of December 31, 2009, 2008 and 2007, as per the following detail:

-	As of December 31, 2009:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2009.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2009.

The income / (loss) and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), and Consolidar Cía. de Seguros de Retiro S.A., have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2009.

-	As of December 31, 2008 and 2007:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2008 and 2007.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month periods ended December 31, 2008 and 2007.

The income / (loss) and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., have been adjusted in order to homogenize the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2008 and 2007.

Interests in subsidiaries are listed in Note 2.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

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

The Consolidated Financial Statements as of December 31, 2009 include comparative information with the Consolidated Financial Statements as of December 31, 2008 and 2007.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2009 and 2008, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

Governmental securities:

▪
Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2009 and 2008. Differences in listed prices were credited/charged to income for each fiscal year.

▪
Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 and 2008 they were valued on the basis of the quotations in force for each security at the end of each fiscal year. Differences in listed prices were credited/charged to income for each fiscal year.

▪
Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

As of December 31, 2009 and 2008, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity. As of December 31, 2009 and 2008, the amount recorded was 14,133 (loss) and 181,119 (loss), respectively.

▪
Unlisted government securities: as of December 31, 2009 they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account),  following the instructions in BCRA’s Communication “A” 4898. In addition, the Bank has raised an allowance for impairment to book such securities at their fair realization values.

As of December 31, 2008 they were valued at the lowest of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less the estimated allowance to impairment value, which are carried in the books at their fair realization values.

▪
Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2009 and 2008, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2009 and 2008. Differences in listed prices were charged to income for each fiscal year.

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2008, these loans were valued at the lowest of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014. The Bank has recognized the exchange in accordance with the regulations laid down by BCRA, no results have been generated as of that date.

As of December 31, 2009, the Federal Government secured loans that were not covered by the exchange were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair realization values.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2009 and 2008, receivables and payables have been adjusted to the CER as follows:

▪
Federal Government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

▪
Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2009 and 2008.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

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

The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowances for doubtful loans. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

3.4.7.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2009 and 2008.

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪
In foreign currency: as of December 31, 2009 and 2008, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

▪	Holdings in investments:

-	Holdings for trading transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in Note 3.4.2 above.

-	Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in Note 3.4.2.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2009 and 2008.

3.4.10.	Assets subject to financing leasing

As of December 31, 2009 and 2008, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2009 and 2008 were valued by the equity method at the end of each fiscal year.

▪
VISA Argentina S.A.: as of December 31, 2009 and 2008 was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2009 and 2008, respectively, plus new capital contributions and dividend distribution until those dates.

▪
Bladex S.A.: as of December 31, 2009 and 2008 was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

▪	Other: as of December 31, 2009 and 2008 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

3.4.13.	Intangible assets

They have been valued at acquisition cost less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

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

As of December 31, 2009 and 2008 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,295,784 and 1,246,980, respectively.

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

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986" dated December 27, 2006, the Argentine Supreme Court

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2009 and 2008, the Bank has estimated this contingency and it has raised allowances for the total amount.

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

Interest rate swaps and Forward transactions:

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

3.4.15.	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2008, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change was restricted to a given range of contractually agreed values.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

3.4.16.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.17.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2009 and 2008.

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

▪
As of December 31, 2009, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.21.	Consolidated Statements of Cash and Cash Equivalents Flows

The Statements of Cash and Cash Equivalents Flows as of December 31, 2009, 2008 and 2007 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2009	2008	2007

a) Cash and due from banks	5,255,412	4,243,080	3,169,314

b ) Government securities held for trading or financial transactions	488,176	272,769	170,320

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years	74,500	145,500	126,000

CASH AND ITS EQUIVALENTS	5,818,088	4,661,349	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the year-end date.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos
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

NOTE 4—DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN ARGENTINA

The Bank has prepared these Consolidated Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Argentina.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Argentina are detailed below:

4.1.	Valuation criteria

a)	Federal Government secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$2,227,460 thousands for Federal Government secured loans. At December 31, 2008, the remaining of those loans were recorded under “Loans – to Governmental Sector” amounting to 1,365,546, in accordance with the criterion described in Note 3.4.3.

In accordance with Resolution CD No. 290/01 of the Professional Council in Economic Sciences of Buenos Aires City (CPCECABA), at December 31, 2008 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return, and they do not exceed their recoverable value.

As stated in Note 3.4.3., as of December 31, 2009, the Bank has carried the book value of the remaining Federal Government secured loans for 315,958 at their fair value of realization, a criterion that has not given rise to departures from the professional accounting standards currently in force.

b)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 313,700 and 193,552 as of December 31, 2009 and 2008, respectively, should be recovered.

In addition as of December 31, 2008, the Bank had tax loss carryforwards that were partially applied to compensate the taxable income for the current fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos
c)	Derivative financial instruments

As explained in Notes 3.4.14. and 11, as of December 31, 2009 and 2008, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, as of December 31, 2009 the stockholders’ equity would have increased in 124 whereas as of December 31, 2008 it would have decreased in 3,581. In addition, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2009, 2008 and 2007 would have been 3,705 (income), 3,852 (income) and 7,433 (loss), respectively.

d)	Consolidar AFJP S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar AFJP S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and Consolidated Financial Statements as of December 31, 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

4.2.	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2., the Entity charged to the account “Unrealized valuation difference” in stockholders' equity a loss of 14,133 and a loss of 181,119, as of December 31, 2009 and 2008, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2009, 2008 and 2007, 166,986 (income), 138,323 (loss) and 42,796 (loss), respectively, should have been charged to income for each fiscal year.

4.3.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

a)
Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

(i)
Federal Government secured loans - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A. amounting to 606,217 and 914,113 as of December 31, 2009 and 2008, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28, 2009 and February 25, 2009, the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured loans Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía. de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN 2014) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Pesos BADLAR Privada plus 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

Federal Government secured loans - Decree 1387/01 held by Consolidar AFJP S.A. amounting to 120,846 as of December 31, 2008,  were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (AFJP).

(ii)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

(iii)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(iv)
Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 8,993 and 13,084 at December 31, 2009 and 2008, respectively, corresponding to the regularizing account called “Unaccrued Federal Government secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of Federal Government secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

(v)
Upon booking the effects of the interest rate swaps as of December 31, 2009 and 2008, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 and 3,950 as of December 31, 2009 and 2008, respectively.

b)	Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

(i)
Consolidar Cía. de Seguros de Retiro S.A. as of December 31, 2009 and 2008 and Consolidar Cía. de Seguros de Vida S.A. as of December 31, 2008: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2009 and 2008 amounted to 7,435 (income) and 7,011 (loss), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,271 and 5,720 as of December 31, 2009 and 2008, respectively.

(iii)
The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or on discontinuation, in relation to the process of liquidating its subsidiary  Consolidar AFJP.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos
NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determines the charge for income tax by applying the effective 35% rate to taxable income estimated for each fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considers as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2009, the Bank recorded 343,900 in the Income tax caption as the estimate of its income tax. It has also booked 108,891 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

The Bank did not book any charge for Income tax as of December 31, 2008, as it was in a position to absorb the net operating losses that had been incurred in previous years.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

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

As of December 31, 2009 and 2008, the Bank records under Other Receivables – Other (in the Tax Prepayments account) a taxable deferred asset amounting 313,700 and 193,552, respectively. Such amounts are made up as follows:

	December 31,
	2009	2008
Deferred tax assets	604,500	534,394
Deferred tax liabilities	(290,800)	(340,842)

Net deferred assets	313,700	193,552
Allowance	(313,700)	(193,552)

5.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008, Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds TOMPI, but will reduced by any excess of the latter over former.

On February 11, 2005, the BCRA issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on TOMPI.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos
As described in Note 5.1. the existing 234,931 tax credit balance arising from TOMPI as of December 31, 2009 will be applied as payment towards Income tax for the year ended on December 31, 2009.

As of December 31, 2008 the Bank recorded the asset in an amount of  236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Other – Tax Prepayments, under Other Receivables caption).

5.3.	Other tax issues

a)
In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)
On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that have not yet accrued to the extent they are paid by the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	2009	2008
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	367,210	345,449
Federal Government Bonds LIBOR 2014	—	40,961
Federal Government Bonds in Pesos 10.5 % due in 2012	25,632	24,597
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	29,140	28,809
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	109,145	—
Discount Bonds in US dollar	102,240	56,768
Federal Government Bonds due in 2015	88,720	27,939
BCRA Notes (NOBAC)	546,402	371,274
Federal Government Bocon PRE9	13,723	38,285
Federal Government Bocon PRO13	33,797	—
Federal Government Bocon PRO12	8,326	14,819
Other	10,428	6,633
Total	1,334,763	955,534

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	2009	2008

Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	11,404	16,627
Federal Government Bonds LIBOR 2013	1,104	4,805
Federal Government Bonds in US dollar 7% P.A. due 2015	37,950	—
Buenos Aires City Bond	—	3,043
Discount Bonds in pesos	17,080	18,527
Peso-denominated GDP-related securities (1)	8,237	410
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	8,587	—
Cuasipar Bonds in pesos	—	5,433
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	16,854	—
Federal Government Bocon PRE9	—	4,421
Bonds issued by the Republic of Austria	—	20,924
Treasury Notes	8,813	163,257
Treasury Bills	361,489	—
Guaranteed Bonds issued by the Government of San Juan at 13.25%	60	15,416
Federal Government Bonds in US dollar 7% due in 2011	11,286	6,029
Other	5,312	13,877
Total	488,176	272,769
(1) At December 31, 2009 this includes 7,774 from repo transactions.

Government Securities for repurchase agreements with the BCRA

Bonar X	68,250	—
Bonar VII	—	334,688
Total	68,250	334,688

Holdings available for sale

Secured Bonds due in 2018	76,670	26,456
Federal Government Bocon PRO 12	157,614	65,213
BCRA Bills (LEBAC)	205,583	—
BCRA Notes (NOBAC)	83,996	485,833
Federal Government Bonds in US dollar 7% P.A. due 2015	84,405	—
Other	31,907	—
Total	640,175	577,502

Unlisted government securities

Secured Bonds due in 2020	1,053,732	987,550
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	14,847	14,881
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	892,214	—
Other	253	2,402
Total	1,961,046	1,004,833

Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,164,361	1,267,667
BCRA Notes (NOBAC)	788,783	1,409,020
Total	2,953,144	2,676,687

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	2009	2008

Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	125	2,428
Corporate Bonds Camuzzi Gas Pampeana	—	5,114
Corporate Bonds Grupo Concesionario del Oeste	7,492	7,893
Corporate Bonds Tarjeta Cuyana	2,054	4,009
Corporate Bonds Gas Natural Ban	19,464	10,717
Corporate Bonds Banco Macro	—	2,171
Corporate Bonds Petrobrás Energía S.A.	3,494	5,004
Corporate Bonds YPF	30,069	—
Fideicomiso de Gas	11,036	17,357
Tarjeta Naranja Trust	—	8,045
Radar Financial Trust	—	39,250
Galtrust 1 Financial Trust	—	3,990
MBT Serie 1 Clase A Financial Trust	10,436	—
FBA Ahorro Pesos Investment Fund	19,286	2,700
FBA Bonos Argentinos Investment Fund	—	3,950
FBA Renta Pesos Investment Fund	107,765	42,608
Other	7,384	9,158
Sub-Total	218,605	164,394
Allowances	(449,927)	(752,747)
Total	7,214,232	5,233,660

b) LOANS – Other

Loans granted to pre-finance exports	1,762,203	1,381,330
Fixed-rate financial loans	979,912	669,047
Other	64,552	323,099
Total	2,806,667	2,373,476

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	33,215	31,773
In non-controlled companies-supplementary activities	21,604	26,171
Total	54,819	57,944

d) OTHER RECEIVABLES – Other

Prepayments	53,164	33,381
Guarantee deposits	69,100	33,936
Miscellaneous receivables	120,719	95,197
Tax prepayments	319,859	246,457
Other	26,600	23,217
Total	589,442	432,188

e) OTHER SUBSIDIARIES’ ASSETS

Others related to insurance business	450	1,438
Total	450	1,438

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	2009	2008

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Correspondents – our account	—	11,909
Collections and other operations for the account of third parties	314,732	392,840
Other withholdings and collections at source	172,809	115,131
Accounts payable for consumption	246,919	201,343
Money orders payable	102,347	125,811
Loans received from Argentine Technological Fund (FONTAR)	37,906	39,951
Loans received from Interamerican Development Bank (BID)	32,271	48,520
Pending Banelco debit transactions	27,407	23,807
Other	101,959	101,192
Total	1,036,350	1,060,504

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	174,495	199,772
Accrued taxes	175,170	113,509
Miscellaneous payables	119,203	110,609
Other	2,779	5,130
Total	471,647	429,020

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía. de Seguros de Retiro S.A.	207,399	140,119
Insurance companies, mathematical reserve	2,322,949	2,232,779
Difference arising from Federal Government secured loans accrued valuation Consolidar Cía. de Seguros de Retiro S.A.	(8,993)	(13,084)
Others related to insurance business	94,870	50,297
Total	2,616,225	2,410,111

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	12,538,495	8,015,275
Collections items	285,311	660,981
Checks drawn on the Bank pending clearing	220,248	213,423
Checks not yet credited	919,380	832,783
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	25,249,313	16,151,027
Other	85,691	76,901
Total	39,298,438	25,950,390

	2009	2008	2007
j) SERVICE CHARGE INCOME - Other

Rental of safe-deposit boxes	34,997	23,354	17,400
Commissions for capital market transactions	10,120	12,762	7,917
Commissions for salary payment	7,305	6,452	6,973
Commissions for trust management	2,246	2,253	2,875
Commissions for hiring of insurances	116,202	94,669	65,645
Commissions for transportations of values	11,589	9,017	7,326
Commissions for loans and guaranties	17,984	26,793	19,685
Other	54,378	45,883	42,877
Total	254,821	221,183	170,698

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	2009	2008	2007
k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	63,935	47,638	34,175
Insurance paid on lease transactions	19,205	12,839	9,558
Other	4,655	3,691	823
Total	87,795	64,168	44,556

l) OTHER INCOME - Other

Premiums – Insurance companies	20,285	314,807	299,659
Related parties expenses recovery	7,060	5,587	6,100
Deferred income tax (1)	120,148	138,052	55,500	(3)
Income from the sale of fixed and miscellaneous assets	3,082	10,825	1,092
Tax recovery	10,820	—	—
Rent	807	1,668	2,038
Other	13,068	47,180	19,276
Total	175,270	518,119	383,665

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	168,135	355,643	357,063
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	166,673	147,389	119,971
Tax on bank credits and debits	—	40,714	33,064
Deferred tax expenses (2)	—	—	337,000	(3)
Insurance premiums for disability and death	64	42,780	884
Claims paid – Insurance companies	3,803	(5,042)	200,459
Redemptions	34,336	—	—
Other	68,419	98,826	44,916
Total	441,430	680,310	1,093,357

(2) As of December 31, 2007, the recovery of this amount had been booked in the line Loans recovered and reversals of allowances under the caption Other Income.
(3) Net change for deferred tax amounts 281,500.

NOTE 7—RESTRICTIONS ON ASSETS

As of December 31, 2009, there were Bank’s assets, which were restricted as follows:

a)
The Government and Private Securities account includes 75,902 in Guaranteed Bonds maturing in 2018 and 61,000 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,519 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (BADLAR), in an amount of 113,197 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

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
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

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

That Company was incorporated in August 1995 and the Bank has a 12.3149% interest in its capital stock.

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

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2009 and 2008, the assets of Diagonal Trust amount to 2,366 and 2,852, respectively, considering its recoverable value. In addition, as of December 31, 2009 and 2008 the Bank has recorded the assets of Maginot Trust, whose book value amounts to 215 and 348, respectively. Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

▪
Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the BCRA and Seguro de Depósitos S.A. as beneficiaries.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

9.2.	Non-Financial Trusts

The Entity acts as trustee in 34 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 566,583 and 718,956 as of December 31, 2009 and 2008, respectively, consist of cash, creditors' rights, real estate and shares.

NOTE 10—CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, register, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

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

The Ordinary and Extraordinary Stockholders’ Meeting of the Bank held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these Consolidated Financial Statements, the Bank has not issued Corporate Bonds related to this Program.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

NOTE 11—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2009:

-
Interest rate swaps for 20,000 (Fixed Rate versus BADLAR), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the BADLAR, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 15,000 (BADLAR versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the BADLAR rate.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating a loss as of the end of the fiscal year for 1,704.

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swap” for 35,000.

-
Interest rate swaps for 67,697 (Fixed Rate versus BADLAR), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the BADLAR, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as coverage for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 67,697.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum debit accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii), generating income as of the end of the fiscal year for 95,114.

-
Forward sales due to national government securities repurchase agreements for 76,024, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. generating 78,541 income as of the end of the fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

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

In addition, the Bank agreed an interest rate swap through the exchange of variable interest rate (BADLAR) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the BADLAR rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 52,000 and “Memorandum debit accounts –Derivatives– Other” for 50,000.

-
Interest rate swaps for 33,650 (Fixed Rate versus BADLAR), maturing within a period not exceeding 2 years and  70,000, with final maturity in August 2019, for which the Bank would pay a variable amount in accordance with changes in the BADLAR, Encuesta rate, and would receive a fixed amount based on stated notional amounts.

Said transactions were consummated as coverage for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts –Derivatives – Interest rate SWAP” for 103,650.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum debit accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii), generating income as of the end of the fiscal year for 47,447.

-	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in Note 3.4.14. Said transactions were recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of put options bought” for 5,850 and under “Memorandum credit accounts - Derivatives – “Notional” amount of put options written” for 5,265.

NOTE 12—COMPLIANCE WITH CNV REQUIREMENTS

12.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2009, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2.	Investment Funds custodian

As of December 31, 2009 and 2008, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Sociedad Gerente, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax-credit certificates, securities issued by the BCRA, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 947,861 and 372,219, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos
The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2009	2008
FBA Acciones Globales	73,127	39,748
FBA Total	14,856	7,905
FBA Renta	13,703	10,200
FBA Renta Pesos	1,167,950	502,232
FBA Renta Dólares	4,276	4,302
FBA Bonos	13,740	5,950
FBA Calificado	81,142	35,773
FBA Internacional	544	365
FBA Ahorro Dólares	11,372	11,368
FBA Renta Fija	15,153	11,434
FBA Ahorro Pesos	182,545	24,663
FBA Renta Premium	7,976	5,051
FBA Europa	3,161	2,001
FBA Horizonte	20,320	8,166
FBA EEUU	3,156	1,372
FBA Renta Corto Plazo	562	544
FBA Acciones Latinoamericanas	27,571	14,888
FBA Bonos Argentina	3,649	8,563
FBA Brasil	47,117	14,054
FBA México	982	653
FBA Commodities	53	36
FBA Acciones Argentinas	471	228
FBA Bonos Globales	57	52
Total	1,693,483	709,548

NOTE 13—RESTRICTIONS ON EARNINGS DISTRIBUTIONS

a)
On September 4, 2009, the Argentine Central Bank, through its Case File No. 313/47/09 authorized the dividends distribution in the following manner: 65,000 to pay through the issued of new shares and 35,000 to pay in cash. In addition, the Ordinary and Extraordinary Shareholders’ Meeting held on March 27, 2009 approved the allocation of earnings as follows:

-	To Statutory Reserve: 64,302.

-	To cash dividends: 35,000.

-	To dividends paid in shares: 65,000.

-	To Unappropriated earnings: 157,208.

It must be clarified that as of the date of issuance of these Consolidated Financial Statements, such dividends have been paid.

b)
In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

On February 19, 2010 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of 480,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.0.89492 per share.

On April 30, 2010 at the Bank’s General Annual and Special Shareholders’ Meeting, it was announced that such distribution is subject to the authorization of the Argentine Central Bank as per Communication “A” 4664 dated May 11, 2007.

c)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 143,692 currently included under Unappropriated earnings to the Statutory Reserve.

NOTE 14— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

d)	Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased.  Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Bank’s Board of Directors decided to commence with a merger process as described below.

Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A. This portfolio assignment was approved by the S.S.N. on October 10, 2008.

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

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process was approved by the Supervisory Board of Companies (I.G.J., as per acronym in Spanish) and the S.S.N., both companies were unified for operational and administrative purposes. On January 29, 2009, the S.S.N. authorized the merger, which was approved by the I.G.J. on April 6, 2009.

e)	Law N° 26.425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and rights.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these Consolidated Financial Statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the I.G.J.

In addition, on October 19, 2009, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000. In turn, on January 11, 2010 the I.G.J. conferred its approval to the capital reduction mentioned. In this respect, on January 19, 2010 the shareholders’ capital contributions were transferred in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

NOTE 15—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2009	2008
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	26,808	109,429
Consolidar Cía. de Seguros de Vida S.A.	—	69,122
Consolidar Cía. de Seguros de Retiro S.A.	133,978	34,980
Francés Valores Sociedad de Bolsa S.A.	418	528
Atuel Fideicomisos S.A.	2	1
PSA Finance Argentina Cía. Financiera S.A.	51,976	34,079
	213,182	248,139

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

NOTE 16—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2009:

COMPUTABLE COMPLIANCE PESOS
Cash	589,501
Special Guarantee Accounts	119,853
BCRA Checking Account	1,135,981
Cash in valuables’ transportation	309,342
Franchises	177,988
TOTAL	2,332,665

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	303,970
BCRA Checking Account	2,537,271
Cash in transit	2,451
Cash in valuables’ transportation	81,173
TOTAL	2,924,865

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	59,146
BCRA Checking Account	48,995
Cash in transit	36
Cash in valuables’ transportation	9,221
TOTAL	117,398

NOTE 17—RISK MANAGEMENT POLICIES

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating the following risks: credit, market, liquidity, structural and operational.

a)	Credit Risk

The Risk Division is composed of the following areas: Retail Banking and Enterprise and Corporate Banking. Each of these is in turn made up by: Policies and Tools, Admission, Risk Follow-Up and Credit Recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission, Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, which are segmented by Rating letters and scores as well as by levels of rating amounts (that is, in view of the characteristics of the customer and its level of indebtedness).

In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

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

It is in charge of the following:

-	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

-	Monitor on a daily basis compliance with the risk limits and policies of the Business Units.

-	Determine, on a daily basis, the Market Variables that will be used in the valuation of the Treasury positions.

-	Determine the calculation of the Credit Exposure of the Treasury Client counterparts (Credit Risk in the Market Desk).

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

c)	Liquidity and Structural Risk

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the structural and liquidity risk.

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Area Risks Local Unit (ULRAM).

As regards liquidity risk,  crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the ULRAM, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

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

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

-	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

-	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

-	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

-	MeR: Margin at Risk, understood as the maximum unfavorable departure from the financial margin projected for a pre-determined level of confidence; and

-
CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The follow-up of these tools and controls allows:

-	To assess the degree of mitigation activity implemented in the various areas.

-	To verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

-
To ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

The Strategic Risk Management Department adopts and applies the guidelines set forth in Communication “A” 4793 issued by the BCRA to lay down the guidelines for proper operating risk management.

NOTE 18—OTHER REQUIRED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

18.1.	Transactions with related parties

The balances as of December 31, 2009 and 2008 for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2009	2008	2009	2008	2009	2008

BBVA S.A.	38,039	28,129	5,099	2,510	30,076	25,029
Consolidar A.R.T. S.A.	70	98	50,600	134,150	5,524	491,433
BBVA Consolidar Seguros S.A.	6,330	5,737	1,906	28,492	5,229	98,334
Rombo Cía. Financiera S.A.	90,486	133,873	7,260	6,664	15,000	47,000
Inversora Otar S.A.	—	107	652	78	408,322	168,344
Consolidar Comercializadora S.A.	651	136	6,528	8,531	13,765	796

(1)
Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and derivates transactions.

The net income as of December 31, 2009, 2008 and 2007, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net Income (1)
	2009	2008	2007
Income	103,101	101,916	89,416
Expenses	(39,174)	(28,045)	(2,658)
	63,927	73,871	86,758

 (1)    All the concerted operations have been contracted according with market’s conditions.

18.2.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2009	2008
Peso and Foreign Currency Balances	3,042,059	2,789,726

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

18.3.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 3,723,387 and 3,127,010 as of December 31, 2009 and 2008, respectively; (2) interest-bearing deposits in foreign banks totaling 57,459 and 1,246 as of December 31, 2009 and 2008, respectively, and (3) interest-bearing deposits in local banks totaling 30,557 and 1,218 as of December 31, 2009 and 2008, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totaling 664 and 101,704 as of December 31, 2009 and 2008, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 119,853 and 117,859 as of December 31, 2009 and 2008, respectively.

18.4.	Securities holdings in investment accounts and available for sale under BCRA’s rules

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2009 and 2008 were as follows:

	December 31
	2009	2008	2009	2008	2009(*)	2008(*)	2009	2008
	Book value		Gross unrealized gains		Gross unrealized		Market value

Debt Consolidation Bonds - Social Security (BOCON)	55,846	59,737	—	—	9,435	36,072	46,411	23,665
Argentine Governments Bonds	732,515	524,523	66,263	—	—	225,431	798,778	299,092
BCRA Notes	546,402	371,274	—	—	19,786	1,858	526,616	369,416
Total	1,334,763	955,534	66,263	—	29,221	263,360	1,371,805	692,174

(*) This amount is accounted in the item “Allowances” in Government and Private Securities caption of the Consolidated Balance Sheets.

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2009, by contractual maturity, were as follows:

	December 31, 2009
	Book value	Market value
Due in one year or less	378,663	350,301
Due after one year through five years	381,499	389,891
Due after five years through ten years	97,159	158,902
Thereafter	477,442	472,712
Total	1,334,763	1,371,805

As of December 31, 2009 and 2008, the Bank did not hold government securities classified as “held to maturity” under U.S. GAAP. The Government securities classified as “holding in investment account” under BCRA’s rules were classified either “available for sale” or “trading” under U.S. GAAP (see Notes 19.5.1. and 19.5.2.).

The amortized cost and the market value of holdings in available for sale accounts under BCRA’s rules at December 31, 2009, by contractual maturity, were as follows:

	December 31, 2009
	Amortized cost	Market value
Due in one year or less	334,036	328,091
Due after one year through five years	191,097	170,721
Due after five years through ten years	129,174	141,363
Thereafter	—	—
Total	654,308	640,175

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

18.5.	Loans

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

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2009	2008
Government sector	1,400,243	2,400,511
Financial sector	384,331	598,755
Non-financial private sector and residents abroad	10,305,001	9,704,814
—Commercial portfolio
With self-liquidating preferred guarantees	64,172	67,365
With other preferred guarantees	75,207	118,017
Without preferred guarantees	4,875,420	4,514,478
—Consumer portfolio
With self-liquidating preferred guarantees	8,437	6,506
With other preferred guarantees	1,164,931	1,202,805
Without preferred guarantees	4,116,834	3,795,643

Less: Difference arising from purchase of portfolio	—	(102)
Less: Allowances for doubtful loans	(337,686)	(196,489)
Total	11,751,889	12,507,489

Commercial loans: encompasses all financing facilities, other than those not reaching an amount equivalent to 750 with or without preferred guarantees.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 750 with or without preferred guarantees.

“Self - liquidating preferred guarantees” consist mainly of cash guarantees, gold guarantees, warrants over primary products and other forms of collateral of self-liquidation.

“Other preferred guarantees” consist, in general, of real estate mortgages and other forms of collateral pledged to secure the loan amount. The entire principal amount of loan is included under the heading “preferred guarantees” regardless of the current market value of the collateral.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

“Without preferred guarantees” consist, in general, of unsecured third-party guarantees.

The Bank also tracks its loan portfolio by industry segment. At December 31, 2009, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Consumer	36.82%
Other	28.02%
Governmental Services	11.58%
Mining Products	4.69%
Financial Sector	3.18%
Industrial Metals	2.71%
Food Stuff	2.55%
Wholesale Trade	2.47%
Agricultural and Livestock	2.42%
Retail Trade	2.18%
Beverage	2.11%
Oil and Carbon	1.27%
Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

The Bank has significant exposure to the Argentine Federal Government in form of Federal Government secured loans and other debt obligations. Federal debt represents a significant portion of Bank’s total risk assets.

During 2009, certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2009 and 2008, are as follows:

	2009	2008
Balance at the beginning of the fiscal year	114,676	132,604
New Loans	11,582	6,351
Repayments	(7,868)	(24,279)
Balance at the end of the fiscal year	118,390	114,676

Total loans outstanding to these related parties at December 31, 2009 and 2008 including accrued interest, amounted to 118,390 and 114,676, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2009 and 2008, approximately 24,315 and 49,905 or 0.20% and 0.39% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2009 and 2008, non-performing loans amounted to 121,500 and 110,699, respectively. Past due loans included in the abovementioned amounts reach to 87,751 and 63,623 at December 31, 2009 and 2008, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

18.6.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Balance at the beginning of the fiscal year	196,489	198,728	167,097
Provision for loan losses	244,800	38,124	61,985
Write-offs	(103,603)	(40,363)	(30,354)
Balance at the end of the fiscal year	337,686	196,489	198,728

18.7.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2009	2008
With self-liquidating guarantees	—	58
With preferred guarantees	484,384	481,698
Without preferred guarantees	470,140	1,964,182
Allowances	(23,059)	(3,013)
	931,465	2,442,925

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2009	2008
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	1,940,035	1,446,615
“Notional” amount of non-deliverable forward sales	2,195,093	1,454,414
Interest rate SWAP	152,697	205,650
Options	—	11,115
Contra credit derivatives accounts	(2,092,732)	(1,658,115)
Contra debit derivatives accounts	(2,195,093)	(1,459,679)
Non-deliverable forward transactions balances pending settlement-Receivables	84,070	27,230
Non-deliverable forward transactions balances pending settlement-Liability	(2,825)	(67,056)
Forward sales of foreign exchange
Debtors under forward sales of foreign exchange	—	10

Repurchase and reverse repurchase agreements with government securities
Debtors under reverse repurchase agreements	—	1,272,056
Forward sales under reverse repurchase agreements	76,024	1,594,911
Financial debtors under reverse repurchase agreements with the BCRA	76,397	395,289

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	December 31,
Description	2009	2008

Spot transactions with pending settlement
Unsettled spot securities purchases	2,727	7,209
Creditors under unsettled spot securities purchases	—	1
Debtors under unsettled spot securities sales	198	77
Unsettled spot securities sales	2,890	7,345
Debtors under unsettled spot foreign exchange sales	1,334	2,190
Unsettled spot foreign exchange sales	1,324	2,174
Unsettled spot Government securities purchases	7,537	12
Creditors under unsettled spot Government securities purchases	7,562	12
Debtors under unsettled spot Government securities sales	7,937	9,577
Unsettled spot Government securities sales	30	37

18.8.	Premises and equipment and other assets

18.8.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto, are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2009	2008
Land and buildings	50	510,913	484,858
Furniture and facilities	10	89,504	76,975
Machinery and equipment	5	158,230	141,193
Vehicles	5	3,788	5,410
Accumulated depreciation		(275,952)	(266,770)
Total		486,483	441,666

Depreciation expense was 49,244, 42,468 and 37,203 at December 31, 2009, 2008 and 2007, respectively.

18.8.2.	Other assets

Other assets consisted of the following at December 31, 2009 and 2008:

	Estimated useful life (years)	December 31,
Description		2009	2008
Rent assets	50	5,764	6,496
Works of art	—	983	983
Assets acquired for secure loans	50	5,005	4,283
Stationery and office supplies	—	3,461	3,667
Land and buildings not affected by banking activities	50	11,262	12,357
Total		26,475	27,786

Depreciation expense was 505, 579 and 4,035 at December 31, 2009, 2008 and 2007, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

18.9.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2009 and 2008, is as follows:

	Estimated useful life (years)	December 31,
Description		2009	2008
Computer software acquisition expenses and computer programs development expenses	5	15,738	17,663
Other intangible assets	5	44,097	37,669
Total		59,835	55,332

The 2009 and 2008’s variations in intangible asset accounts were as follows:

	December 31,
	2009	2008
Balance at the beginning of the fiscal year	55,332	104,180
—Additions	23,112	93,767
—Decreases	(89)	(2,116)
—Period amortization	(18,520)	(140,499)
Balance at the end of the fiscal year	59,835	55,332

18.10.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2009	2008
Short-term liabilities	2,691	2,982
Total	2,691	2,982

At December 31, 2009 and 2008, accrued interests and other differences included on the above liabilities amounted to 203 and 185, respectively.

18.11.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2009	2008
Short-term liabilities
Other lines of credit from local and foreign banks	82,794	355,612
Total short-term liabilities	82,794	355,612
Long-term liabilities
Other lines of credit from local and foreign banks	12,178	42,103
Total long-term liabilities	12,178	42,103
Total	94,972	397,715

Accrued interests included on the above liabilities are 1,202 and 10,691, at December 31, 2009 and 2008, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets. Interest rates for long-term liabilities vary from 5.06% to 26.17% per annum.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2011	105,283
2012	18,648
2013	260
Total	124,191

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

18.12.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2009	2008
Assets
Cash and due from Banks	3,185,297	2,205,798
Government and private securities	673,850	671,606
Loans	1,891,935	1,919,116
Other receivables from financial transactions	163,583	489,736
Assets subject to financial leasing	2,736	58
Investments in other companies	1,004	913
Other receivables	53,561	39,138
Suspense items	113	228
Total	5,972,079	5,326,593
Liabilities
Deposits	4,525,952	3,528,814
Other liabilities from financial transactions	558,217	1,205,564
Other liabilities	40,279	40,153
Suspense items	472	905
Total	5,124,920	4,775,436

18.13.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2009 and 2008 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2009	1,572,169	2,948,406	1,376,237
December 31, 2008	1,425,376	2,277,354	851,978

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 64,477 and 41,800 as at December 31, 2009 and 2008, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

18.14.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2009, 2008 and 2007, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

18.15.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Banco Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2009, 2008 and 2007 the Bank has been accruing 2,842, 1,006 and 883 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 79,092, 73,205 and 53,144 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Income.

18.16.	Business segment consolidated information

ASC 280-10, Segment Reporting: Overall requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Bank is mainly concentrated on the financial sector, especially through its activities related to banking/financial, pension fund manager and insurance.

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, allowances for doubtful loans, operating expenses, other expenses, total expenses, loss on minority interest in subsidiaries and total net income for each of the business segment identified by the Bank’s management.

	As of December 31, 2009
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	22,667,089	412,389	23,079,478	3,164,710	(2,806)	26,241,382	150,211	26,391,593
Financial income	2,966,359	74,709	3,041,068	501,703	(8,841)	3,533,930	26,273	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	20,762	(1,758)	1,508,938	(52,594)	1,456,344
Total income / (expense) (1)	4,388,488	142,514	4,531,002	522,465	(10,599)	5,042,868	(26,321)	5,016,547
Financial expenses	(967,992)	(9,037)	(977,029)	(469)	8,841	(968,657)	(45,302)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	—	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(19,922)	1,758	(1,580,490)	(53,409)	(1,633,899)
Other expenses	(946,385)	(25,039)	(971,424)	(413,581)		(1,385,005)	(4,366)	(1,389,371)
Total expenses (2)	(3,709,124)	(47,621)	(3,756,745)	(433,972)	10,599	(4,180,118)	(103,077)	(4,283,195)
(Loss) / Gain on minority interest in subsidiaries	(29,832)	(17,897)	(47,729)	—	—	(47,729)	32,839	(14,890)
Total net income	649,532	76,996	726,528	88,493	—	815,021	(96,559)	718,462

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	As of December 31, 2008
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	22,400,481	452,766	22,853,247	2,872,885	(174,585)	25,551,547	273,918	25,825,465
Financial income	1,944,883	49,091	1,993,974	352,065	(90,609)	2,255,430	23,674	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	329,851	(2,869)	1,748,785	215,083	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	681,916	(93,478)	4,004,215	238,757	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(5,682)	90,609	(1,201,571)	(110)	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)	—	—	(36,708)	—	(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(50,969)	2,436	(1,184,367)	(229,081)	(1,413,448)
Other expenses	(603,047)	(24,785)	(627,832)	(598,860)	433	(1,226,259)	(46,167)	(1,272,426)
Total expenses (2)	(3,039,213)	(47,659)	(3,086,872)	(655,511)	93,478	(3,648,905)	(275,358)	(3,924,263)
(Loss)/Gain on minority interest in subsidiaries	(9,007)	(5,068)	(14,075)	—	—	(14,075)	16,876	2,801
Total net income	268,968	45,862	314,830	26,405	—	341,235	(19,725)	321,510

	As of December 31, 2007
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	18,903,940	264,251	19,168,191	2,562,922	(52,277)	21,678,836	344,163	22,022,999
Financial income	1,610,891	14,594	1,625,485	247,412	(5,843)	1,867,054	37,158	1,904,212
Service charge income and other income	1,220,097	20,469	1,240,566	580,609	(2,342)	1,818,833	192,240	2,011,073
Total income (1)	2,830,988	35,063	2,866,051	828,021	(8,185)	3,685,887	229,398	3,915,285
Financial expenses	(682,913)	(2,642)	(685,555)	(8)	5,843	(679,720)	(411)	(680,131)
Allowances for doubtful loans	(60,370)	(1,892)	(62,262)	—	—	(62,262)	—	(62,262)
Operating expenses	(872,913)	(4,887)	(877,800)	(38,741)	1,350	(915,191)	(208,970)	(1,124,161)
Other expenses	(1,027,268)	(9,911)	(1,037,179)	(748,572)	992	(1,784,759)	(9,382)	(1,794,141)
Total expenses (2)	(2,643,464)	(19,332)	(2,662,796)	(787,321)	8,185	(3,441,932)	(218,763)	(3,660,695)
(Loss)/Gain on minority interest in subsidiaries	(14,180)	(458)	(14,638)	—	—	(14,638)	(4,903)	(19,541)
Total net income	173,344	15,273	18,8617	40,700	—	229,317	5,732	235,049

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(3)	Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.
(4)	See Note 14.b)

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Pension Fund Manager segment has been affected by the reform of the integrated retirement and pension system, as mentioned in Note 14, and consequently, Consolidar AFJP S.A. was started the process of dissolution and liquidation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 18.5., the Bank has significant exposure

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

to the Argentine Federal Government in form of Federal Government secured loans and other debt obligations. For the fiscal years ended December 31, 2009, 2008 and 2007, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 265,131, 307,305 and 340,182, respectively. In addition, for the fiscal years ended December 31, 2009 and 2007 the Bank recorded net income from government securities for 1,017,578 and 283,968, respectively, and recorded net expenses from government securities for 305,688 for the fiscal year ended December 31, 2008.

18.17.	Consolidated income statements and balance sheets

The presentation of Consolidated Financial Statements according to BCRA’s rules differs significantly from the format required by the US. Securities and Exchange Commission (US SEC) under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). These Consolidated Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC.

The consolidated income statements presented below discloses the categories required by Article 9:

	December 31,
	2009	2008	2007
Consolidated Income Statements
Interest and fees on loans	1,896,925	1,699,128	1,202,946
Interest on investment securities	120,537	55,774	4,498
Trading account interest	927,259	—	403,747
Total interest income	2,944,721	1,754,902	1,611,191
Interest on deposits	779,804	771,304	578,982
Trading account interest	—	253,463	—
Interest on short-tern borrowings	15,093	41,268	33,663
Interest on long-term debt	—	107	19
Total interest expense	794,897	1,066,142	612,664
Net interest income	2,149,824	688,760	998,527
Allowances for doubtful loans	245,966	36,708	62,262
Net interest gain after allowances for doubtful loans	1,903,858	652,052	936,265
Service charges on deposit accounts	295,145	246,473	191,952
Credit card service charges and fees	461,906	326,623	203,096
Fees on securities activities	13,270	15,547	11,464
Other commissions	505,442	652,560	825,990
Income from investment in equity securities	20,841	65,121	9,363
Foreign currency gains, net	200,920	207,582	117,403
Gains on disposal of fixed and other assets	—	9,559	1,005
Minority interest in subsidiaries	—	2,801	—
Others	573,194	928,786	943,790
Total other income	2,070,718	2,455,052	2,304,063

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2009	2008	2007
Consolidated Expenses Statements
Commissions	191,896	176,463	114,371
Personnel expenses	899,885	745,034	588,483
Fees and external administrative services	134,438	109,645	76,414
Depreciation of bank premises and equipment and other fixed assets	49,749	43,047	41,238
Business travel and development	11,381	19,435	18,317
Utilities	29,936	30,074	26,016
Advertising and promotion	65,433	72,764	67,212
Contributions and taxes	299,349	200,650	148,858
Maintenance and repairs	59,694	53,718	38,553
Amortization of Goodwill	—	12,200	6,629
Provision for loss contingencies	246,484	199,603	157,626
Loss on disposal of fixed and other assets	15,327	—	—
Minority interest in subsidiaries	14,890	—	19,541
Others	866,074	1,091,691	1,651,627
Total other expenses	2,884,536	2,754,324	2,954,885
Income before income tax and tax on minimum presumed income expenses	1,090,040	352,780	285,443
Income tax and tax on minimum presumed income expenses	371,578	31,270	50,394
Net income	718,462	321,510	235,049
Net income per Ordinary Share	1.47	0.68	0.50

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 consolidated statement of income in a manner which warrants further discussion:

- “Foreign currency gain (loss), net”: this item relates primarily to the differences in exchange rates on the Bank’s investments, loans and deposits denominated in foreign currency. The Bank does not maintain foreign currency gains or losses in separate categories of assets and liabilities, respectively, and, therefore, since such gains or losses cannot be separately identified by type of activity.

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2009 and 2008 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

	December 31,
	2009	2008
Assets
Cash and due from banks	1,444,009	1,113,606
Interest bearing deposits in other banks	3,931,256	3,247,332
Unsettled spot purchases	10,264	7,221
Debtors under forward sales and under reverse repurchase agreements	76,397	1,667,355
Debtors under unsettled spot sales	9,469	11,844
Trading account assets	5,171,044	3,365,936
Investments securities	1,441,052	1,052,174
Loans	12,089,575	12,703,978
Allowance for loan losses	(337,686)	(196,489)
Premises and equipment	486,483	441,666
Intangible assets	59,835	55,332
Other assets	2,009,895	2,355,510
Total assets	26,391,593	25,825,465

Liabilities and Stockholders’ Equity
Interest bearing deposits	14,812,214	13,232,394
Non interest bearing deposits	3,522,631	3,846,809
Creditors under forward purchases and under reverse repurchase agreements	2,825	67,056
Creditors under unsettled spot purchases	7,562	13
Forward sales and under repurchase agreements	76,024	1,594,911
Unsettled spot sales	4,244	9,556
Other short-term borrowings	1,082,088	1,359,909
Other liabilities	51,925	101,781
Long-term debt	3,162,997	2,909,630
Commitments and contingent liabilities	529,429	379,243
Minority Interest in subsidiaries	213,182	248,139
Common Stock	536,361	471,361
Non-capitalized contributions	175,132	175,132
Other stockholders’ equity	2,214,979	1,429,531
Total liabilities and stockholders’ equity	26,391,593	25,825,465

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2009 and 2008 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2009	2008
Assets
Cash and due from banks	(388)	(3,294)
Interest bearing deposits in other banks	42,581	6,829
Debtors under unsettled spot sales	—	9
Trading account assets	122,276	114,497
Loans	15,059	120,843
Allowance for loan losses	—	—
Premises and equipment	10	23,503
Other assets	(29,327)	11,531
Total assets	150,211	273,918

Liabilities
Interest bearing deposits	(14,906)	(10,932)
Other short-term borrowings	21,646	3,090
Long-term debt	42,231	25,364
Commitments and contingent liabilities	43,098	19,075
Minority Interest in subsidiaries	26,808	109,429
Total liabilities	118,877	146,026

18.18.	Off-Balance sheet financial instrument

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

These instruments include:

▪
Options: they confer the right on the buyer, but no obligation, to receive or pay a specific quantity of an asset or financial instrument for specified price at or before a specified date. Options may be exchange traded or Over the Counter (OTC) agreements. The Bank principally buys and sells interest options on an index. As December 31, 2009 the Bank did not have outstanding options.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Forward transactions are effected by the Bank in order to comply with the limits set forth by the BCRA in relation to the technical ratio of the Net Global Position in foreign currency and to reduce fluctuations risks in the rates of exchange. However, such transactions do not qualify as foreign exchange hedge in terms of ASC 815-20, Derivatives and Hedging: Hedging-General.

▪
Swaps: they are agreements between two parts with the intention to exchange cash flows and risks at a specific date and for a period in the future. Swaps may be exchange traded or OTC agreements. In addition see Note 11.

Pursuant to BCRA’s regulations, future and forward transactions must be recorded under “Other Receivables from Financial Transactions” and “Other Liabilities from Financial Transactions” in the accompanying Consolidated Balance Sheets and they have been valued as mentioned in Notes 3.4.8. and 3.4.9. In addition, future and forward transactions without delivery of underlying asset and the interest rate swaps have been valued as mentioned in Note 3.4.14. and have been registered into Memorandum Accounts’ caption.

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2009 and 2008 the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 18.7. The following table shows at December 31, 2009 and 2008 the notional value forward transactions and SWAP divided between hedging and trading:

	December 31, 2009		December 31, 2008
	Trading	Total	Trading	Total
Forward sales and purchases of foreign exchange	4,134,894	4,134,894	2,901,029	2,901,029
Forward sales and purchases of government securities	76,024	76,024	—	—
Other forward sales and purchases	234	234	—	—
Interest rate SWAP	152,697	152,697	205,650	205,650
Options	—	—	11,115	11,115

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2009	2008
Credit lines granted (unused portion) cover by debtor classification	56,290	74,294
Foreign trade acceptances and standby letters of credit	113,506	253,867
Guarantees granted	349,992	317,343

 (*) A significant portion of the Bank’s guarantees as of December 31, 2009 and 2008, have a remaining maturity of less than one year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2009	2008
Self-liquidating counter guarantees	15,721	17,681
Preferred counter guarantees	3,546	8,138

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2009	2008
Checks drawn on the Bank pending clearing	220,248	213,423
Checks drawn against other Banks	549,582	425,136
Drafts and notes for collection	285,311	660,891

c)	Trust activities

See Note 9.

NOTE 19—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA’s rules followed in the preparation of the Bank’s Consolidated Financial Statements and those applicable in the United States under generally accepted accounting principles (“U.S. GAAP”). References below to “ASC” are to Accounting Standards Codification. Pursuant to the BCRA’s rules, the Bank’s Consolidated Financial Statements recognize the effects of inflation until August 31, 1995 and since January 1, 2002 to February 28, 2003, as mentioned in Note 3.2. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA’s rules has not been reversed in the reconciliation to U.S. GAAP.

19.1.	Income taxes

As explained in Note 5.1. the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criterion is in accordance with U.S. GAAP, based on ASC 740-10, Income Taxes: Overall.

Under ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial and tax basis of assets and liabilities. A valuation allowance is provided for the deferred tax assets to the extent that it is more likely than not that they will not be realized.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2009	2008	2007
Income before income tax in accordance with US GAAP	1,160,800	1,541,720	1,931,451
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	406,280	539,602	676,008
Tax exempt income	(5,709)	87,774	78,754
Other, net	(34,444)	(27,221)	21,766
Income tax computed in accordance with U.S. GAAP	366,127	600,155	776,528
Income tax computed in accordance with BCRA’s rules	(120,148)	(138,052)	281,500
Adjustments to reconcile income tax (benefit) to U.S. GAAP	486,275	738,207	495,028
(Recover) of allowances on deferred tax assets	(86,348)	(331,511)	(328,508)

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (27,643, 13,848 and 18,003 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (2,441, 5,704 and 9,798 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively) and the effects generated for the recover of allowances for 30,222 and 116,029 in the fiscal years ended December 31, 2009 and 2008, respectively.

As explained in Note 5.1, under BCRA’s GAAP the capitalization of the net operating losses is not allowed. Consequently, these adjustments have not impact under such rules.

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

“Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to 120,148 and 138,052 for the fiscal years 2009 and 2008, respectively, were classified in the “Other Income” line item of the Consolidated Statement of Operations. For the fiscal year 2007 it amounted to 281,500 was classified in the “Other Expense” line item of the Consolidated Statement of Operations (see Note 6 with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules).

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI, while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the year 2009 “income tax and TOMPI” account include income tax 371,578 and in the years 2008 and 2007 “income tax and TOMPI” account includes only TOMPI for 31,270 and 50,394, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The amounts related to the Income Tax computed in accordance with BCRA’s rules and Tax on minimum presumed income (TOMPI) are disclosed below:

	December 31,
	2009	2008	2007
Tax on minimum presumed income (Income tax and TOMPI line item – Page F-9)	371,578	31,270	50,394
Income tax computed in accordance with BCRA’s rule (Other Income/Expenses line item)	(120,148)	(138,052)	281,500
Total – Income tax plus Tax on minimum presumed income	251,430	(106,782)	331,894

ASC 740-10, Income Taxes: Overall requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank provided an additional valuation allowance of 151,426 as of December 31, 2007 and reduced the valuation allowance in 266,433 and 180,085 as of December 31, 2009 and 2008, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2009	2008	2007
Deferred tax assets:
Government and private securities valuation	142,694	208,239	—
Loan origination and issuance credit card’s fees	20,943	28,216	18,004
Property, equipment and miscellaneous assets	31,051	19,084	13,491
Other liabilities	16,232	10,016	21,624
Allowance for loss contingencies	209,923	169,603	225,647
Reserves from insurance activities	—	—	2,174
Net operating loss	—	87,394	403,938
Other	4,780	24,567	5,965
	425,623	547,119	690,843
Deferred tax liabilities:
Government and private securities valuation	—	—	(23,484)
Loans	(64,928)	(150,209)	(66,268)
Foreign exchange difference	(18,785)	(14,133)	(15,460)
Intangible assets	—	(28)	(4,550)
Reserves from insurance activities	(79,443)	(57,485)	—
	(163,156)	(221,855)	(109,762)
Net deferred tax asset under U.S. GAAP	262,467	325,264	581,081
Net deferred tax asset in accordance with BCRA’s rules	313,700	193,552	55,500
Adjustment to reconcile net deferred tax assets to U.S. GAAP	(51,233)	131,712	525,581
Allowances on deferred tax assets in accordance with BCRA’s rules	(313,700)	(193,552)	(55,500)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	266,433	180,085	(151,426)

Allowances on deferred tax assets in accordance with US GAAP	(47,267)	(13,467)	(206,926)
Net deferred tax asset under BCRA	—	—	—
Net deferred tax asset under U.S. GAAP – Net of allowances	215,200	311,797	374,155

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 19.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2009, 2008 and 2007.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 19.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 19.2.).

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

▪
Reserves from insurance activities: deferred assets result from differences between the U.S. GAAP accounting and the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Assurance.

As of December 31, 2009 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order to reconcile assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 205,813, 306,984 and 378,248 as of December 31, 2009, 2008 and 2007, respectively. In addition, income would be increased by 202,159 as of December 31, 2009 and would have decreased by 415,603 and 162,427 as of December 31, 2008 and 2007, respectively.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 9,387 and 4,813 as of December 31, 2009 and 2008, respectively and would be decreased by 4,093 as of December 31, 2007. On the other hand, income would have increased by 4,574 and 8,906 as of December 31, 2009 and 2008, respectively and would be decreased by 4,093 as of December 31, 2007.

The Bank understands that there is not significant uncertainty related to income tax benefits.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Tax on minimum presumed income

As mentioned in Note 5.2. as of December 31, 2009 and 2008 the Bank has recorded an asset for the credit for tax on minimum presumed income.

As described in Note 5.1. the existing 234,931 tax credit balance arising from TOMPI as of December 31, 2009 will be applied as payment towards Income tax for the year ended on December 31, 2009 (see Note 5.2.).

19.2.	Loan origination and issuance credit card’s fees

The Bank recognizes fees on credit card products, consumer loans and acceptances when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP, particularly under ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 55,565, 74,897 and 48,835 at December 31, 2009, 2008 and 2007, respectively. On the other hand, income for the fiscal year ended December 31, 2009 would be increased by 19,332 and would have decreased by 26,062 and 7,283 for the fiscal years ended December 31, 2008 and 2007, respectively.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 11,868 for the fiscal year ended December 31, 2008 and would be increased by 362 for the fiscal year ended December 31, 2007. On the other hand, income for the fiscal year ended December 31, 2009 would be increased by 11,868 and would have decreased by 12,230 and 2,552 for the fiscal years ended December 31, 2008 and 2007, respectively.

19.3.	Intangible assets

The Bank amortizes software development expenses (included in organization and development expenses) over their estimated useful life, up to a maximum of 60 months. US. GAAP, in accordance with the ASC 350-40, Intangibles-Goodwill and Other: Internal-Use Software, requires that part of such expenses be written off to income when incurred, depending on their characteristics.

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would have increased assets by 3, 4 and 2 for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. In addition income would be decreased by 1 at December 31, 2009 and would have increased by 2 and 21 for the fiscal years ended December 31, 2008 and 2007, respectively.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 6,826 for the fiscal year ended December 31, 2007. In addition income would have increased by 6,826 and 4,527 for the fiscal years ended December 31, 2008 and 2007, respectively.

19.4.	Loan loss reserve

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

ASC 310-10, Receivables: Overall, requires that an allowance for loan losses be maintained to cover estimated losses inherent in the loan portfolio. Under this concept, the specific allowances identified for individual loans or pools of loans are supplemented by an amount provided for inherent loan losses estimated to have been incurred but which are not identified based on individual loan reviews. The amount of inherent loss for loans not specifically provided is estimated based upon evaluation of historical write-off experience, mix of loans and other factors.

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 19.4.1, 19.4.2, 19.4.3 and 19.4.4.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2009, 2008 and 2007:

	December 31,
	2009	2008	2007
—Total amount of loans considered as impaired	219,977	181,591	110,516
Amount of loans considered as impaired for which there is a related allowance for credit losses	219,977	181,591	110,516
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	138,467	97,663	72,667
—Average balance of impaired loans during the fiscal year	215,443	150,956	114,057

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Balance at the beginning of the fiscal year	103,678	91,498	96,852
Provision for loan losses	132,679	52,543	25,000
Charge-offs	(103,603)	(40,363)	(30,354)
Balance at the end of the fiscal year	132,754	103,678	91,498

19.4.1.	Interest recognition—non-accrual loans

The method applied to recognize income on loans is described in Note 3.4.6.

Additionally, the Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Banks books and is considered a part of the loan balance. It allowances in its whole when the Bank determined the reserve for credit losses. ASC 310-10, Receivables: Overall, requires that such accrued interest be charged off to income.

The Bank recognizes interest income on a cash basis for non-accrual loans. ASC 310-10, Receivables: Overall, requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s consolidated income statements taken as a whole.

19.4.2.	Impaired loans—Non-Financial Private Sector and residents abroad

ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Standard is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 750 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 204,932, 92,811 and 107,230 at December 31, 2009, 2008 and 2007, respectively. On the other hand, the income would have increased by 112,121 and 36,985 at December 31, 2009 and 2007, respectively and would be decreased by 14,419 at December 31, 2008.

These adjustments do not have effects over discontinued operations.

19.4.3.	Federal Government Secured Loans

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities outstanding as of November 6, 2001, for a face value of US$3,291,795 thousands, for Federal Government secured loans amounting to US$3,360,403 thousands.

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

As of December 31, 2001, the above mentioned debt swap was subject to the provisions of ASC 320-10, Investments-Debt and Equity Securities: Overall. According to ASC 320-10 an “other than temporary impairment” affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. In this case, the listed value of the securities was much lower than the accounting value under BCRA’s standards. Once this impairment was recognized under US GAAP in fiscal year 2001, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank recorded these loans considering the mentioned value plus the related CER adjustment and the interest accretion.

According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method.

For subsequent periods, management evaluates the collection of these loans on a regular basis, and considers that such loans are not impaired in accordance with ASC 310-10, Receivables: Overall. In addition, the carrying amount under US GAAP is significantly lower than the principal of such loans and the discounted cash flows expected to be received from these loans, including the swap mentioned in Note 3.4.3. Therefore, the Bank has not recorded an allowance for such loans.

In the fiscal years for 2009, 2008 and 2007 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	December 31,
	2009	2008	2007
Guaranteed loan portfolio under BCRA	717,335	2,057,870	2,054,855
Guaranteed loan portfolio under USGAAP	645,278	1,840,401	1,712,450
Difference – Reconciliation adjustment	72,057	217,469	342,405

As of December 31, 2009, 2008 and 2007 the values calculated as mentioned in the above paragraph were translated into pesos. The income for the fiscal years ended December 31, 2007 mainly reflects the revenues arisen from the sale of an important part of the stock of these assets occurred during the years then ended at market values significantly higher to those recorded in accordance with U.S. GAAP, and by the interest accretion of the loans in stock.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Detailed below, it is the portfolio sales occurred in the period 2007 calculated and their respective gain under U.S. GAAP:

	Portfolio sales price	US GAAP value	Gain on portfolio sales	Total income adjustment
2007	677,304	533,362	143,942	216,809

These sales had no guarantee or recourse against the Bank, nor there is any commitment from the Bank side regarding their collectibility or repurchase, as a consequence they are made on a non-recourse basis as considered by ASC 405-20, Liabilities: Extinguishments of Liabilities.

The effects of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would decrease assets by 72,057, 203,838 and 325,284 at December 31, 2009, 2008 and 2007, respectively. On the other hand, the income for the fiscal years ended December 31, 2009, 2008 and 2007 would have increased by 131,781 121,446 and 217,317, respectively.

The effects of adjustments over discontinued operations required to state such amounts in accordance with U.S. GAAP would decrease assets by 13,631 and 17,121 at December 31, 2008 and 2007, respectively. On the other hand, the income for the fiscal years ended December 31, 2009 and 2008 would have increased by 13,631 and 3,490, respectively and would be decreased by 508 at December 31, 2007.

19.4.4.	Argentine Government Notes

On January 28, 2009 and February 25, 2009, the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of Federal Government secured loans ex-Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

As provided for National Superintendence of Insurance (SSN), the initial value of the notes matched that of the prior book value as of the date of the swap. SSN rules determined that these loans had to be recorded at their amortized cost. No impairment was recorded as these assets are not subject to impairment under Argentine banking GAAP.

As of December 31, 2009, the above mentioned debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan.

According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method.

Management evaluates the collection of these notes on a regular basis, and considers that such notes are not impaired in accordance with ASC 310-10, Receivables: Overall. In addition, the carrying amount under US GAAP is significantly lower than the principal of such notes and the discounted cash flows expected to be received from these notes, Therefore, the Bank has not recorded an allowance for such notes.

The effects of adjustments over continued operations required to state these amounts in accordance with U.S. GAAP would be decreased assets and  income by 31,552 at December 31, 2009.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.5.	Government and private securities valuation

19.5.1.	Government and other debt securities—Available for sale

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

According to U.S. GAAP, the Bank decided to classify these Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings /(losses). This valuation criteria differ from BCRA’s rules, as described in Note 3.4.2.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would be increased by 46,764 at December 31, 2009 and would have decreased by 216,190 and 31,448 at December 31, 2008 and 2007, respectively. On the other hand, the income for the fiscal year ended December 31, 2009 would be decreased by 436,717 and would have increased by 660,761 and 147,594 for the fiscal years ended December 31, 2008 and 2007, respectively.

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2009 and 2008 are as follows:

	Government securities
	December 31,
	2009	2008
Amortized cost	6,646,290	3,838,488
Gross Unrealized Loss	(435,965)	(1,110,913)
Gross Unrealized Gains	198,511	6,801
Fair Value	6,408,836	2,734,376
Number of Positions	65	61

The following table shows the disclosures about investments as of December 31, 2009 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	1,183,157	(52,084)	4,002,914	(383,881)	5,186,071	(435,965)

We have evaluated this decline in fair value to determine whether it is other than temporary an we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2009 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there in no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

19.5.2.	Government and private securities—Trading Account

Under U.S. GAAP, the Bank classified as trading securities, its holdings booked in investment accounts under BCRA’s rules, basically BODEN 2012 and other securities. The Bank carries these Government and private securities in accordance with BCRA (see Note 3.4.2.). Under U.S. GAAP for trading securities, taking into consideration the provision of ASC 320-10, Investments-Debt and Equity Securities: Overall, a fair valuation methodology should be used to value the securities for accounting purposes.

Had U.S. GAAP been applied over discontinued operations, the Bank’s income for the fiscal year ended December 31, 2007 would be increased by 1,021.

These adjustments do not have effects over continued operations.

19.6.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2008 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 22,580, 19,855 and 78,177 at December 31, 2009, 2008 and 2007, respectively. On the other hand the income would be decreased by 2,725 at December 31, 2009 and would have increased by 58,322 and 285,710 for the fiscal years ended December 31, 2008 and 2007, respectively.

These adjustments do not have effects over discontinued operations.

19.7.	Investment in other companies

At December 31, 2009, 2008 and 2007, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 3,187, 4,707 and 3,187 at December 31, 2009, 2008 and 2007, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 32,551, 34,504 and 24,621 at December 31, 2009, 2008 and 2007, respectively.

On the other hand, the income over continued operations for the fiscal years ended December 31, 2009 would be increased by 3,473 and would have decreased by 11,403 and 5,974 for the fiscal years ended December 31, 2008 and 2007, respectively, due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.8.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. ASC 710-10, Compensation-General: Overall, requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 337, 23,176 and 59,982 at December 31, 2009, 2008 and 2007, respectively. In addition, the income for the fiscal years ended at December 31, 2009 and 2008 would have increased by 22,839 and 36,806, respectively, and would be decreased by 11,588 for the fiscal year ended December 31, 2007.

These adjustments do not have effects over discontinued operations.

19.9.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 1,055,141 and 1,299,450 at December 31, 2009 and 2008, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 18.17.).

19.10.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 19.16.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 11,806 and 9,569 at December 31, 2009 and 2008, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 18.17.).

19.11.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

December 31, 2009, 2008 and 2007. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

19.12.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 113,506 and 253,867 at December 31, 2009 and 2008, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 18.17.).

19.13.	Provisions and technical commitments related to insurance activities

19.13.1.	Provision related to insurance activities

At December 31, 2007, the subsidiary Consolidar AFJP S.A. managed a retirement and pension plan for an amount of 17.3 billion pesos. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar AFJP S.A. transferred such rights to ANSES for an amount of approximately 14.0 billion.

Consolidar AFJP S.A. has recorded provisions related to insurance activities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators.

As mentioned in Note 14.a), the Argentine Congress enacted Law No. 26,222, which eliminated the liability for pension fund managers for all death and disability claims received after December 31, 2007. Beginning on January 1, 2008, all death and disability claims were paid using a fund of mutual contributions (“mutual fund”). In accordance with ASC 405-20, Liabilities: Extinguishments of Liabilities, the Company’s liability for incurred but not reported claims has been extinguished.

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

These adjustments do not have effects over continued operations.

19.13.2.	Technical Commitments

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other subsidiaries’ liabilities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.a)(iii) and 6.).

The effects of adjustments required to state such amounts in accordance with US. GAAP, under ASC 944-40, Financial Services-Insurance: Claim Costs and Liabilities for Future Policy Benefits, would have decreased liabilities by 225,413, 176,773 and 16,865 at December 31, 2009, 2008 and 2007, respectively. On the other hand, income for the fiscal years ended December 31, 2009 and 2008 would have increased by 48,640 and 159,908, respectively and for the fiscal year ended December 31, 2007 would be decreased by 13,285.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.14.	Fair Value of Financial Instruments

(i)
The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Banco Francés, has categorized its financial instruments based on the priority of the inputs to the valuation technique, into same of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

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

Assets and liabilities valued at their fair recurrent value as of December 31, 2009 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	2,955,680	4,343,875	—	7,299,555
Other receivables from financial transactions	94,334	—	—	94,334

Liabilities
Other liabilities from financial transactions	83,093	—	—	83,093

(ii)
ASC 825-10, Financial Instruments: Overall requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

ASC 825-10, Financial Instruments: Overall, defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that either conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

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
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2009 and 2008.

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and assets subject to financial leasing

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2009 and 2008.

Other receivables from financial transactions

▪
Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2009 and 2008 of the securities to be received after the fiscal year-end.

▪
Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2009 and 2008 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2009 and 2008, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet date.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 18.18.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2009 and 2008 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2009 and 2008:

	December 31,
	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and due from banks	5,255,412	5,255,412	4,243,080	4,243,080
Government and private securities (1)	7,214,232	7,299,555	5,233,660	4,528,599
Loans (2)	11,751,889	11,030,342	12,507,489	11,122,671
Other receivables from financial transactions (3)	931,465	932,405	2,442,925	2,445,805
Assets subject to financial leasing	311,784	311,784	379,120	379,120
Investments in other companies	106,289	106,289	96,640	96,640
	25,571,071	24,935,787	24,902,914	22,825,915
Financial liabilities
Deposits	18,334,845	18,334,845	17,079,203	17,079,203
Other liabilities from financial transactions (3)	1,224,668	1,110,910	3,135,153	3,132,891
	19,559,513	19,445,755	20,214,356	20,212,094

(1)	Includes the effect described in Note 19.5.
(2)	Includes the effects described in Notes 19.4.2., 19.4.3. and 19.4.4.
(3)	Includes the effects described in Note 19.16.

19.15.	Goodwill

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

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2009, 2008 and 2007.

▪
On May 13, 1999, BBVA (majority owner of BBVA Banco Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Banco Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695, 54,695 and 42,495 at December 31, 2009, 2008 and 2007, respectively. Additionally, the income would have increased by 12,200 and 6,629 for the years ended December 31, 2008 and 2007, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

▪
ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2009, 2008 and 2007, respectively.

These adjustments do not have effects over discontinued operations.

19.16.	Accounting for Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

Among other provisions, ASC 815-20, Derivatives and Hedging: Hedging-General requires that for a transaction to qualify for special hedge accounting treatment the transaction must meet specific test of effectiveness and all hedge ineffectiveness is required to be reported currently in computation of net income. ASC 815-20 further requires the identification of assets, liabilities or anticipated transactions being hedged and periodic revaluation of such hedged positions to reflect the changes in market value of risk being hedged. ASC 815-15, Derivatives and Hedging: Embedded Derivatives further expands the definition of derivatives to include certain contacts or provisions commonly embedded in contracts or financial instruments and require that such derivatives be reported at fair value.

Had US GAAP been applied, the assets and liabilities over continued operations would have increased by 569 and 199, respectively at December 31, 2009 and by 5,474 and 4,292, respectively at December 31, 2008. On the other hand, income for the fiscal year ended December 31, 2009 would be decreased by 812 and would be increased by 4,621 for the fiscal year ended December 31, 2008.

These adjustments do not have effects over discontinued operations.

In Note 18.18., it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

19.17.	Allowance for other contingencies

The Bank maintained reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18.). These reserves have been reversed on fiscal year 2007 under BCRA rules.

The effects of adjustments over continued operations required to state such amounts in accordance with ASC 450-20, Contingencies: Loss Contingencies, would be decreased allowance for other contingencies by 29,053 at December 31, 2009. On the other hand, income for the fiscal year ended December 31, 2009 would be increased by 29,053 and would be decreased by 44,818 at December 31, 2007.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.18.	Premises and equipment

As we explained in Note 4.1.d) the Bank acquired from Consolidar AFJP S.A. the latter’s undivided interest in the piece of real estate. ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would be decreased by 38,136 at December 31, 2009. In addition, the income for the fiscal year ended at December 31, 2009 would be decreased by 38,136.

This adjustment does not have effects over discontinued operations.

19.19.	Minority interest in subsidiaries

The Bank exhibits its minority interest in subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, minority interest in subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 277,449, 82,043 and 53,395 at December 31, 2009, 2008 and 2007, respectively. In addition, income for the fiscal years ended at December 31, 2009, 2008 and 2007 would have increased by 254,604, 12,089 and 190,546, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 26,808, 87,611 and 106,124 at December 31, 2009, 2008 and 2007, respectively. In addition, income for the fiscal years ended at December 31, 2009 and 2008 would have decreased by 32,839 and 16,876, respectively and would be increased by 4,903 at December 31, 2007.

19.20.	Stock dividend

As explained in Note 1.2.2., the Bank issued ordinary shares, par value 1.00 each, by 65,000,000 as a result of the distribution of share dividends approved by the stockholders’ meeting on March 27, 2009. On October 5, 2009 the new shares were registered with the Public Register of Commerce.

The listed price of BBVA Banco Francés share was 3.17 at March 27, 2009 and 7.15 at October 5, 2009.

ASC 505-20, Equity: Stock Dividends and Stock Splits, establishes that in accounting for a stock dividend, the corporation shall transfer from retained earnings to the category of capital stock and additional paid-in capital an amount equal to the fair value of  the additional shares issued. The market value at October 5, 2009 of the issued shares was 464,750.

In addition, ASC 260-10, Earnings per Share: Overall, determine that if the number of common shares outstanding increases a s result of a stock dividend or stock split, the computations of basic a diluted earning per share shall be adjusted retroactively for all periods presented to reflect that change in capital structure.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.21.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2009			2008 (1)			2007 (1)
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income as stated		815,021	(96,559)	718,462	341,235	(19,725)	321,510	229,317	5,732	235,049
Deferred taxes	19.1	115,811	4,574	120,385	(747,114)	8,906	738,208	(490,935)	(4,093)	(495,028)
Allowances on deferred tax assets	19.1	86,348	—	86,348	331,511	—	331,511	328,508	—	328,508
Loan origination and issuance credit card’s fees	19.2	19,332	11,868	31,200	(26,062)	(12,230)	(38,292)	(7,283)	(2,552)	(9,835)
Intangible assets	19.3	(1)	—	(1)	2	6,826	6,828	21	4,527	4,548
Impaired loans-Non Financial Private Sector and residents abroad loans	19.4.2	112,121	—	112,121	(14,419)	—	(14,419)	36,985	—	36,985
Federal Government secured loans	19.4.3	131,781	13,631	145,412	121,446	3,490	124,936	217,317	(508)	216,809
Argentine Government Notes	19.4.4	(31,552)	—	(31,552)	—	—	—	—	—	—
Government and private securities valuation	19.5	(436,717)	—	(436,717)	660,761	—	660,761	147,594	1,021	148,615
Gain contingencies	19.6	(2,725)	—	(2,725)	58,322	—	58,322	285,710	—	285,710
Investment in other companies	19.7	3,473	—	3,473	(11,403)	—	(11,403)	(5,974)	—	(5,974)
Vacation expense	19.8	22,839	—	22,839	36,806	—	36,806	(11,588)	—	(11,588)
Provision related to insurance activities	19.13.1	—	—	—	—	—	—	—	230,194	230,194
Technical Commitments	19.13.2	48,640	—	48,640	159,908	—	159,908	(13,285)	—	(13,285)
Goodwill	19.15	—	—	—	12,200	—	12,200	6,629	—	6,629
Accounting for Derivative Instruments and Hedging Activities	19.16	(812)	—	(812)	4,621	—	4,621	(3,439)	—	(3,439)
Allowance for other contingencies	19.17	29,053	—	29,053	—	—	—	(44,818)	—	(44,818)
Premises and equipment	19.18	(38,136)	—	(38,136)	—	—	—	—	—	—
Minority interest in subsidiaries	19.19	254,604	(32,839)	221,765	12,089	(16,876)	(4,787)	190,546	4,903	195,449
Net income in accordance with U.S. GAAP		1,129,080	(99,325)	1,029,755	939,903	(29,609)	910,294	865,305	239,224	1,104,529
Net income per share in accordance with U.S. GAAP attributable to parent entity		1.79	(0.13)	1.66	1.90	(0.03)	1.87	1.38	0.48	1.86
Net income per share in accordance with U.S. GAAP attributable to minority interest in subsidiaries		2.32	(0.21)	2.11	1.93	(0.06)	1.87	1.77	0.50	2.27
Weighted average number of shares outstanding (in thousands) (2)		487,611	487,611	487,611	487,611	487,611	487,611	487,611	487,611	487,611

(1)	Restated from its original version to exhibit the impact of minority interest in subsidiaries (see Note 19.19).
(2)	Restated from its original version to reflect the established by ASC 260-10, Earnings per share: Overall.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2009			2008 (1)			2007 (1)
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity as stated		2,895,138	31,334	2,926,472	1,948,132	127,892	2,076,024	1,909,220	147,617	2,056,837
Deferred taxes	19.1	(60,620)	9,387	(51,233)	126,899	4,813	131,712	529,674	(4,093)	525,581
Allowances on deferred tax assets	19.1	266,433	—	266,433	180,085	—	180,085	(151,426)	—	(151,426)
Loan origination and issuance credit card’s fees	19.2	(55,565)	—	(55,565)	(74,897)	(11,868)	(86,765)	(48,835)	362	(48,473)
Intangible assets	19.3	3	—	3	4	—	4	2	(6,826)	(6,824)
Impaired loans-Non Financial Private Sector and residents abroad loans	19.4.2	204,932	—	204,932	92,811	—	92,811	107,230	—	107,230
Federal Government secured loans	19.4.3	(72,057)	—	(72,057)	(203,838)	(13,631)	(217,469)	(325,284)	(17,121)	(342,405)
Argentine Government Notes	19.4.4	(31,552)	—	(31,552)	—	—	—	—	—	—
Government and private securities valuation	19.5	46,764	—	46,764	(216,190)	—	(216,190)	(31,448)	—	(31,448)
Gain contingencies	19.6	(22,580)	—	(22,580)	(19,855)	—	(19,855)	(78,177)	—	(78,177)
Investment in other companies	19.7	(35,738)	—	(35,738)	(39,211)	—	(39,211)	(27,808)	—	(27,808)
Vacation expense	19.8	(337)	—	(337)	(23,176)	—	(23,176)	(59,982)	—	(59,982)
Technical Commitments	19.13.2	225,413	—	225,413	176,773	—	176,773	16,865	—	16,865
Goodwill	19.15	—	—	—	—	—	—	(12,200)	—	(12,200)
Accounting for Derivative Instruments and Hedging Activities	19.16	370	—	370	1,182	—	1,182	(3,439)	—	(3,439)
Allowance for other contingencies	19.17	29,053	—	29,053	—	—	—	—	—	—
Premises and equipment	19.18	(38,136)	—	(38,136)	—	—	—	—	—	—
Minority interest in subsidiaries	19.19	277,449	26,808	304,257	82,043	87,611	169,654	53,395	106,124	159,519
Consolidated Stockholders’ equity in accordance with U.S. GAAP		3,628,970	67,529	3,696,499	2,030,762	194,817	2,225,579	1,877,787	226,063	2,103,850

 (1) Restated from its original version to exhibit the impact of minority interest in subsidiaries (see Note 19.19).

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2009	2008	2007
Assets	27,760,274	27,199,899	23,266,358
Liabilities	24,063,775	24,974,320	21,162,508

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.22.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2009			2008			2007
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	3,299,127	26,273	3,325,400	3,074,806	23,674	3,098,480	1,974,579	38,179	2,012,758
Financial expenses	(971,744)	(45,302)	(1,017,046)	(1,196,547)	(110)	(1,196,657)	(681,162)	(411)	(681,573)
Allowances for doubtful loans	(133,845)	—	(133,845)	(51,127)	—	(51,127)	(25,277)	—	(25,277)
Service charge income	1,231,042	11,868	1,242,910	946,652	198,124	1,144,776	714,902	457,930	1,172,832
Service charge expenses	(279,691)	—	(279,691)	(234,504)	(6,127)	(240,631)	(153,309)	(5,618)	(158,927)
Operating expenses	(1,558,483)	(53,409)	(1,611,892)	(1,141,717)	(222,255)	(1,363,972)	(922,882)	(204,443)	(1,127,325)
Other income	299,353	(38,963)	260,390	1,210,687	8,219	1,218,906	1,917,857	(267,469)	1,650,388
Other expenses	(623,161)	(2,265)	(625,426)	(1,030,809)	(37,246)	(1,068,055)	(1,140,298)	228,873	(911,425)
Income before income tax	1,262,598	(101,798)	1,160,800	1,577,441	(35,721)	1,541,720	1,684,410	247,041	193,1451
Income Tax	(133,518)	2,473	(131,045)	(609,062)	8,906	(600,156)	(772,435)	(4,093)	(776,528)
Tax on minimum presumed income	—	—		(28,476)	(2,794)	(31,270)	(46,670)	(3,724)	(50,394)
Total consolidated income	1,129,080	(99,325)	1,029,755	939,903	(29,609)	910,294	865,305	239,224	1,104,529
Comprehensive income
Net income in accordance with U.S. GAAP			1,029,755			910,294			1,104,529
Other comprehensive (loss) / income, net of tax (1) (2)			563,328			(639,487)			(94,595)
Comprehensive net income in accordance with U.S. GAAP			1,593,083			270,807			1,009,934

(1)      See Note 19.22.
(2)      The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.23.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2009, 2008 and 2007:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2009			December 31, 2008			December 31, 2007
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains/(losses) on securities	866,658	(303,330)	563,328	(983,826)	344,339	(639,487)	(145,531)	50,936	(94,595)

Other comprehensive income gain/(loss)	866,658	(303,330)	563,328	(983,826)	344,339	(639,487)	(145,531)	50,936	(94,595)

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2009			December 31, 2008			December 31, 2007
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(717,673)	(717,673)	—	(78,186)	(78,186)	—	16,409	16,409

Current-fiscal year change	—	563,328	563,328	—	(639,487)	(639,487)	—	(94,595)	(94,595)

Ending balance	—	(154,345)	(154,345)	—	(717,673)	(717,673)	—	(78,186)	(78,186)

19.24.	Cash flows information

As explained in Note 3.4.21., under BCRA’s rules, the Bank considers certain investments securities held for trading or financial transactions and loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under ASC 230-10, Statements of Cash Flows: Overall as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under US GAAP, in this respect, for US GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted ASC 230-10.

For purposes of the accompanying statement of cash flows the Bank considers, under ASC 230-10, cash and due from banks to be cash and cash equivalents.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2009	2008	2007
Cash and cash equivalents at the end of the fiscal year	5,255,412	4,243,080	3,169,314
Cash and cash equivalents at beginning of the fiscal year	4,243,080	3,169,314	2,558,484
Increase in cash and cash equivalents	1,012,332	1,073,766	610,830
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	1,392,162	1,549,155	375,222
Cash used in investing activities	(143,120)	(161,650)	(167,392)
Cash (used in) / provided by financing activities	(47,663)	(192,607)	428,836
Effect of exchange rate changes on cash	(189,047)	(121,132)	(25,836)
Increase in cash and cash equivalents	1,012,332	1,073,766	610,830

The following cash flow information presents the effect of exchange rate changes on cash over discontinued operations:

	December 31,
	2009	2008	2007
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER DISCONTINUED OPERATIONS
Cash provided by / (used in) operating activities	18,927	9,293	(115,492)
Cash provided by investing activities	14,174	55,939	25,462
Cash provided by / (used in) financing activities	17,523	(20,378)	117,003
Effect of exchange rate changes on cash	(11,966)	(65,305)	(20,784)
Increase in cash and cash equivalents	38,658	(20,451)	6,189

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall:

	December 31,
	2009	2008	2007

Net gain for the fiscal year	718,462	321,510	235,049
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	131,899	196,784	392,998
Allowances for doubtful loans and special reserves, net of reversals	243,937	69,036	(223,362)
Minority interests in subsidiaries	14,890	(2,801)	19,541
Deferred taxes	371,578	31,270	50,394
Equity (loss) of unconsolidated subsidiaries	(10,284)	(15,622)	(3,042)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	(78,320)	948,978	(96,356)
Net cash provided by operating activities	1,392,162	1,549,155	375,222

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

19.25.	New accounting pronouncements (U.S. GAAP)

a)      Accounting for Transfers of Financial Assets

In June 2009, the FASB amended topic ASC 860 “Transfers and Servicing”.

This amendment:

▪	removes the concept of a qualifying special-purpose entity,

▪
explains that a transferor must consider its continuing involvements in the transferred financial asset, including all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer, even if they were not entered into at the time of the transfer to evaluate if it has surrendered control over transferred financial assets,

▪
limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset, and

▪	defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.

It must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. It must be applied to transfers occurring on or after the effective date.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

b)      Amendments to FASB Interpretation No. 46(R)

In June 2009, the FASB amended topic ASC 810 “Consolidation”.

The most important fact is that an entity has to perform an analysis to determine whether the enterprise’s variable interest give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity.

It shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2009, 2008 and 2007
Stated in thousands of Pesos

c)	ASU 2010-06 Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements

This ASU provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures related to Fair Value Measurements. Entities will be required to present new disclosures about transfers in and out Levels 1 and 2 and about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The amendments also clarify existing disclosures to require disclosures about fair value measurement for each class of assets and liabilities and about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

The update will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3, that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

NOTE 20—SUBSEQUENT EVENTS

On March 15, 2010 the Boards of Directors of BBVA Banco Francés and Atuel Fideicomisos S.A. (“Atuel”) have executed a “Previous Merger Commitment” by which BBVA Banco Francés will incorporate Atuel based on the financial statements of those corporations as at December 31, 2009. Such previous merger commitment as well as the consolidated merger balance sheet are subject to approval by the respective Shareholders Meetings of both corporations.

The merger process as set forth in the above-mentioned previous merger commitment consists of the absorption by Banco Francés S.A. of the totality of Atuel’s equity and this company will be dissolved without liquidation, while Banco Francés S.A. will continue as a legal person.

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference to the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.