Form 20-F
period 2010-12-31
BBVA BANCO FRANCES SA
filed 2011-04-04
CIK 913059

As filed with the Securities and Exchange Commission on April 4, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)~~,~~ and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions, that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina”) or changes in general economic or business conditions in Latin America;

▪	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

▪	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index (“CPI”);

▪	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

▪	the factors discussed under “Item 3. Key Information—Risk Factors”.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2010	2009	2008
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
Consolidar Cía. de Seguros de Vida S.A.			X
Consolidar Cía. de Seguros de Retiro S.A.	X	X	X
Francés Valores Sociedad de Bolsa S.A.	X	X	X
Atuel Fideicomisos S.A. and subsidiary (1)		X	X
Francés Administradora de Inversiones S.A.	X

(1) See Note 1.4. to the Consolidated Financial Statements.

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per U.S.$1.00, the peso was allowed to float, and as of March 31, 2011 traded at approximately Ps.4.0520 per U.S.$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2006.

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “BBVA Banco Francés”, the “Bank”, the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Not applicable.

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated and gives effect to the measures adopted by the Government since December 31, 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, the Consolidated Financial Statements and the related notes. The selected financial data for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from the financial statements. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”.

See “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factors Related to BBVA Banco Francés”.

	For the Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	3,836,750	3,533,930	2,256,277	1,867,054	1,892,178
Financial expenses	(820,981)	(968,657)	(1,202,418)	(679,720)	(568,122)
Gross intermediation margin	3,015,769	2,565,273	1,053,859	1,187,334	1,324,056
Provision for loan losses	(179,353)	(245,966)	(36,708)	(62,262)	(70,125)
Service charge income	1,484,846	1,203,005	980,063	722,307	540,639
Service charge expenses	(406,376)	(279,691)	(234,504)	(153,309)	(105,323)
Operating expenses	(1,989,329)	(1,580,490)	(1,184,367)	(915,191)	(757,706)
Net other expenses	(363,739)	(429,904)	(194,557)	(488,254)	(671,249)
Income before income tax	1,561,818	1,232,227	383,786	290,625	260,292
Income tax	(315,305)	(369,477)	(28,476)	(46,670)	(41,326)
Net income	1,246,513	862,750	355,310	243,955	218,966
Net loss on minority interests in subsidiaries	(39,076)	(47,729)	(14,075)	(14,638)	(38,976)
Final consolidated income from continued operations	1,207,437	815,021	341,235	229,317	179,990
Final consolidated (loss) / income from discontinued operations	(9,258)	(96,559)	(19,725)	5,732	47
Final consolidated income	1,198,179	718,462	321,510	235,049	180,037

Net operating revenue (3)	4,094,239	3,488,587	1,799,418	1,756,332	1,759,372
Net operating income (4)	1,925,557	1,662,131	578,343	778,879	931,541

Net income per ordinary shares from continued operations (2) (9)	2.25	1.67	0.72	0.49	0.38
Net income per ADS from continued operations (2) (9)	6.75	5.01	2.16	1.47	1.14
Net income per ordinary shares (2) (9)	2.23	1.47	0.68	0.50	0.38
Net income per ADS (2) (9)	6.69	4.41	2.04	1.50	1.14
Declared dividends per ordinary share (9) (10)	1.49899	0.98439	0.21215	0.34793	0.19093
Declared dividends per ADS (9) (10)	4.49697	2.95317	0.63645	1.04379	0.57279
Net operating income per ordinary shares (2) (9)	3.59	3.41	1.23	1.65	1.98
Net operating income per ADS (2) (9)	10.77	10.23	3.69	4.95	5.94
Average ordinary shares outstanding (000s) primary (9)	536,361	487,611	471,361	471,361	471,361

Amounts in accordance with U.S. GAAP:
Net income (12)	804,101	1,029,755	910,294	1,104,529	941,613

Net income per ordinary share (2) (9)	1.50	2.11	1.87	2.27	1.93
Net income per ADS (2) (9)	4.50	6.33	5.61	6.81	5.79
Average ordinary shares outstanding (000s) primary (9)	536,361	487,611	487,611	487,611	487,611

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	5,691,806	5,255,412	4,243,080	3,169,314	2,558,484
Government and private securities	7,495,382	7,214,232	5,233,660	5,181,253	4,372,032
Loans, net of allowances	16,699,852	11,751,889	12,507,489	11,390,121	9,534,183
Other assets	2,693,206	2,170,060	3,841,236	2,282,311	2,369,930
Total assets	32,580,246	26,391,593	25,825,465	22,022,999	18,834,629

Deposits	22,461,307	18,334,845	17,079,203	15,009,758	12,505,756
Other liabilities and minority interest in subsidiaries	6,372,024	5,130,276	6,670,238	4,956,404	4,374,289
Total liabilities and minority interest in subsidiaries	28,833,331	23,465,121	23,749,441	19,966,162	16,880,045

Capital stock	536,361	536,361	471,361	471,361	471,361
Issuance premiums	175,132	175,132	175,132	175,132	175,132
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	802,385	658,693	594,391	547,381	465,317
Unrealized valuation difference	88,131	(14,133)	(181,119)	(42,796)	—
Unappropriated earnings	1,831,927	1,257,440	703,280	592,780	529,795
Total stockholders’ equity	3,746,915	2,926,472	2,076,024	2,056,837	1,954,584

For the Fiscal Year Ended December 31,
2010	2009	2008	2007	2006
(in thousands of pesos) (1)
Amounts in accordance with U.S. GAAP
Total assets	33,448,725	27,760,274	27,199,899	23,266,358	19,230,659
Total stockholders’ equity	4,500,072	3,696,499	2,225,579	2,103,850	1,183,916

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	4.09%	3.12%	1.43%	1.12%	1.03%
Return on average stockholders’ equity (6)	36.19%	32.58%	16.51%	11.43%	9.58%
Services charge income as a percentage of operating expenses	74.64%	76.12%	82.75%	78.92%	71.35%
Operating expenses as a percentage of average total assets (7)	6.75%	6.05%	4.95%	4.48%	4.35%

Capital
Stockholders’ equity as a percentage of total assets	11.50%	11.09%	8.04%	9.34%	10.38%
Total liabilities as a multiple of stockholders’ equity	7.70	x	8.02	x	11.44	x	9.71	x	8.64	x

Credit Quality
Allowances for doubtful loans as a percentage of total loans	2.32%	2.79%	1.55%	1.71%	1.72%
Non-performing loans as a percentage of gross loans (8)	0.47%	1.00%	0.87%	0.54%	0.82%
Allowances for doubtful loans as a percentage of non-performing loans (8)	492.96%	277.93%	177.50%	315.55%	209.20%

(1)	Except net income per-share and net income per-ADS data and financial ratios.
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
(10)
For the fiscal year ended December 31, 2010, the dividends authorized at the Ordinary and Extraordinary Shareholders’ Meeting on March 30, 2011 were Ps.804 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2009, 2007 and 2006, the dividends were paid totally in cash. For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares.

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

	Declared Dividends Per Ordinary Share (7)		Declared Dividends Per ADS (7)
	Ps.(1)	U.S.$	Ps.(1)	U.S.$
December 31, 2010 (3) (6)	1.49899	0.36994	4.49697	1.10981
December 31, 2009 (3) (5)	0.89492	0.23054	2.68476	0.69163
December 31, 2008 (3) (4)	0.21215	0.05747	0.63645	0.17240
December 31, 2007 (2) (3)	0.34793	0.10980	1.04379	0.32940
December 31, 2006 (2) (3)	0.19093	0.06198	0.57279	0.18594

(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Item 8. Financial Information—Dividends”.

(4)	Based upon the reference exchange rate quoted by Central Bank at March 26, 2009.
(5)	Based upon the reference exchange rate quoted by Central Bank at April 29, 2010.
(6)	Based upon the reference exchange rate quoted by Central Bank at March 31, 2011.
(7)
For the fiscal year ended December 31, 2010, the dividends authorized at the Ordinary and Extraordinary Shareholders’ Meeting on March 30, 2011 were Ps.804 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2009, 2007 and 2006, the dividends were paid totally in cash. For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares. For the fiscal years ended December 31, 2010 and 2009 the number of outstandings shares were 536,361,306, respectively, and for the fiscal years ended December 31, 2008, 2007 and 2006 the number of outstandings shares were 471,361,306, respectively. Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for U.S.$1.00 for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)
Year /Period	(in pesos per U.S.$1.00)
March 2011	4.0520	4.0288	4.0372
February 2011	4.0305	4.0088	4.0220
January 2011	4.0008	3.9715	3.9813
2010	3.9857	3.7942	3.9127
December 2010	3.9857	3.9725	3.9776
November 2010	3.9840	3.9567	3.9676
October 2010	3.9612	3.9503	3.9570
2009	3.8545	3.4497	3.7301
2008	3.4537	3.0128	3.1614
2007	3.1797	3.0553	3.1156
2006	3.1072	3.0305	3.0741

(1)	Source: BCRA.
(2)	The average of monthly average rates during the period.

The exchange rate on March 31, 2011 was Ps.4.0520 = U.S.$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2010 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 305.20% vis-à-vis the dollar.

	For the Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
Devaluation Rate	4.72%	9.93%	9.61%	2.66%	1.25%
Exchange Rate	3.9758	3.7967	3.4537	3.1510	3.0695
Inflation Rate (1)	14.56%	10.26%	8.98%	14.56%	7.17%

(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”), but was able to recover during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, whose term will last until the last quarter of 2011. At this time it is still not clear whether Cristina Krichner will stand for her reelection, or who are the main opposing candidates for the presidential election. The global financial crisis in 2009 and 2010 led to lower growth and a moderate rise in unemployment, but did not affect the stability of Argentina’s financial system (see Item 4. Information on the Company—Recent Political and Economic Developments in Argentina – Macroeconomic Environment).

Although the economic policies implemented by the Kirchner administrations have succeeded in the short- and mid-term, there still remain issues to be resolved, such as contracts with privatized public utilities and increasing inflation affecting competiveness and economic growth.

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

Commencing in 2005, primary spending began to increase more than public income. Thus, the primary fiscal surplus of the central public non-financial sector has fallen from 3.9% of GDP in 2004 to 1.7% of GDP in 2010. Moreover, the primary balance could be negatively affected in the future if public spending continues to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security debt, financial assistance to provinces with economic problems, increased spending on public works and subsidies to the energy and transportation sectors.

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

During the last six years, the Government has established a series of currency restrictions and foreign exchange controls. These measures have included a prohibition of fund transfers abroad as a general matter, except in connection with foreign trade transactions, payment of purchases or withdrawals made through credit or debit cards and settlement of financial transactions, as well as the requirement of the Central Bank’s approval to transfer funds outside of Argentina for purposes of paying principal and interest on financial loans and making dividend payments. Since then, the currency restrictions and foreign exchange controls have been gradually relaxed in light of the increasing stability in the foreign exchange market. See “Item 10. Additional Information—Exchange Controls”. While the foreign exchange system has become more flexible under current regulations, there can be no assurance that the Government will not again tighten these restrictions or otherwise change the current foreign exchange system or that one or more of the types of transactions described in this annual report will not be severely restricted. Such restrictions could have a material adverse effect on the Argentine financial system, on our results of operations and financial condition and on our ability to make dividend payments to non-residents.

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

Conditions in the global financial markets and economy have yet to normalize and may materially adversely affect the Bank´s business and profitability.

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

While there are additional signs of global recovery, it is not yet certain whether the global recovery will continue or reverse.

As a consequence of Financial Action Task Force´s (“FATF”) evaluation report on Anti-Money Laundering and Combating Financing of Terrorism, Argentina has to implement measures in order to comply with FATF´s recommendations. In the event these measures are not correctly addressed, Argentina could find difficulties in obtaining financing and attracting direct foreign investments.

In October 2010, FATF issued a report on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, stating that since the last evaluation, finalized in June 2004, Argentina has not made adequate progress in addressing a number of deficiencies identified at the time.

Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary in Paris, in order to present a preliminary action plan. Notwithstanding that, FATF has granted an extension until June 2011 to work closely with Argentina and will consider its next steps in the context of the enhanced follow-up process.

Therefore, the outcome of the new evaluation process in June 2011 could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

Factors Related to BBVA Banco Francés

Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards.

The securities laws of Argentina that govern publicly listed companies such as the Bank impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and to those in the U.S. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Lawsuits brought against us outside Argentina, the enforcement of foreign judgments and complaints based on foreign legal concepts may be unsuccessful.

We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee, and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce a judgment against them in the United States courts based upon the civil liability provisions of the United States federal securities laws, due to specific requirements of Argentine law regarding procedural law issues and principles of public policy.

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

Consolidar AFJP S.A. (“Consolidar AFJP” or “AFJP”) is a privately owned pension fund managing company whose purpose is the administration of retirement contributions from affiliates and the corresponding grant of old age, disability and death pensions. On December 4, 2008, the National Government enacted Law No. 26,425 to implement social security reform, by which the National State assumed once again the coverage of contingencies in cases of old age, disability and death. Certain matters deriving from Law No. 26,425 that remain pending, such as possible indemnity in favor of AFJP in the amount of its corporate capital arising from the loss of its corporate business purpose. Notwithstanding this, on December 7, 2010, Consolidar AFJP filed a claim against the National Government and the Ministry of Labor and Social Security, requesting compensation for the losses suffered by the company and its shareholders, as a result of the aftermentioned social security reform.

Moreover, as a consequence of the social security reform and the loss of corporate business purpose, on December 28, 2009, in a Shareholders’ Extraordinary Meeting of AFJP, the shareholders decided to terminate the corporate existence of the company and liquidate it.

During 2010, 377 legal labor actions were filed against AFJP claiming differences in severance payment amounts. AFJP has estimated this contingency and raised the corresponding allowances. The exact effects of either of the unknowns described above are impossible to predict, but it is reasonable to anticipate that neither would have material adverse effects on our results.

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

The judgments rendered by the National Supreme Court are applicable exclusively to those individual cases it resolves. In this sense, it is pertinent to highlight that Retiro has received various claims arising from the required government pesification for all contracts providing for foreign currency and it is possible that these claims will be resolved in a manner adverse to the subsidiary. This, however, would not be reasonably expected to result in a material adverse effect on the financial results of Banco Francés.

During 2009, Retiro absorbed Consolidar Compañía de Seguros de Vida S.A., which significantly increased Retiro’s capital, making it one of the most solvent entities in the market.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

Economic activity reactivated in 2010, after it was affected by the previous year’s international crisis. GDP grew considerably, prompted mainly by important increases in consumption and investment. In the third quarter of the year the GDP grew 8.6% in annual terms, while the EMAE (Monthly Estimator of Economic Activity) increased by 9.1% in 2010.

As a result of increased activity, unemployment rates decreased during the year to 7.3% in the fourth quarter of 2010 as compared with 8.4% at the end of 2009. The drop in unemployment figures in 2010 was an average of 1% as compared to the average of 2009.

Private sector employees’ salaries continued to show an improvement: 28.8% year over year as of November 2010. Salaries of workers in the informal and public sectors also increased but less so than those of formal employees.

Tax collections increased 34.4% this year. This increase was mainly prompted by international trade taxes which increased 43.4% for the same period. This was the result of record crops production and the high prices of exported agricultural products from Argentina. Income tax collections also stood out among other taxes with an average increase of 38.0%.

On the other hand, primary expenditures in the non-financial public sector increased 34.4% in annual terms. This increase was mainly prompted by transfers to the private sector and public sector salaries. The former increased as a result of new subsidies granted to unprotected social sectors (universal family allowance) as well as subsidies to regulated prices sectors, mainly energy and transportation. Primary surplus was Ps.25,115 million for the year, a yearly increase of 45%, as Treasury tax collections benefited from the Argentine Central Bank results in 2009.

Greater Buenos Aires Consumer Price Index (CPI) increased 10.9% in 2010, showing acceleration in connection to the same period of 2009. The main increases were for food and drinks, and clothing.

Argentine terms of trade showed a substantial increase. In accordance with trade balance information, export prices were increased 8% in 2010 and import prices increased by 5%. An excellent harvest, together with higher prices, was positive for exports which increased 23.0% in yearly terms. However, imports increased even more: 45.5% during the same period, reinforced by the growing economic activity and the actual exchange rate appreciation. This caused deterioration in the trade balance of U.S.$12,056.8 million in 2010, a decrease of 28.6% in comparison to 2009.

Despite the fact that throughout the year the international situation continued to be sensitive, mainly due to the financial problems in several peripheral European countries, there were no major capital flights in Argentina as it happened during the first part of 2009. A differentiating factor which favored Argentina was the re-opening of negotiations related to the default debt exchange that had begun in 2005. These negotiations produced an increase in sovereign debt qualification, reducing impairments for Argentina to access international debt future markets. Over U.S.$12 billion in default public securities were exchanged; this meant 66% of eligible bonds. There was a global adhesion level in both exchanges of 92.4% of defaulted debt in 2002. Public debt / GDP ratio was 48.6% after this exchange.

The Central Bank continued with its managed floating policy and the exchange rate depreciated only a nominal 4.7% during the year.

Monetary Policy

There was an expansive monetary policy this year, given the strong monetization of the international trade surplus (the Central Bank purchased U.S.$11,805 million on the exchange market) and increased financing granted to the National Treasury by the Central Bank. Monetary Base increased 31.6% in annual terms and the total means of payment of the Monetary Program increased 28.1% during the same period. As a result, there was an expansion of the original targets of the Program during the third quarter in order to avoid a market liquidity crisis.

International reserves increased by U.S.$4,177 million during the year, which ended with a stock of U.S.$52,145 million. At the beginning of the year there was a conflict between the President of the Central Bank and the federal government due to the latter’s intention to apply international reserves to cancel public debt denominated in US dollars. The conflict ended with the removal of the Central Bank President and the creation of a “Deb Reduction Fund” whereby U.S.$6,500 million of Central Bank Reserves were earmarked to service public debt service throughout 2010.

Interest rates were not very volatile throughout the year, and were up only 120 basic points this year, reaching an average of 11% in December 2010 as a consequence of the financial system liquidity.

In 2010, private sector peso deposits were up 31.2% on average from the end of 2009, while dollar denominate deposits were up 20.4%. Public sector peso deposits increased by more than 52.5% during the same period as a result of public administration fiscal surplus.

Private sector loan stock showed a strong acceleration in comparison with 2009, influenced by the growth of economic activity and consumption, and low interest rates. As a result, private sector loans increased by 37.0% reaching Ps.190 billion, versus an 8.2% increase in 2009. The most dynamic segments were company loans, personal loans and credit card financing, while mortgage loans showed more moderated growth.

HISTORY AND DEVELOPMENT OF THE COMPANY

BBVA Banco Francés S.A., an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in Argentina, Reconquista 199, C1003ABB, Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

Our original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on August 2, 2010, under N° 13.784 Book 50 of Corporations (“sociedades anónimas”). Pursuant to current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On March 5, 1998 the Public Registry of Commerce registered the change from Banco Francés del Río de la Plata S.A. to Banco Francés S.A. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from Banco Francés S.A. to BBVA Banco Francés S.A., and the amendment to our by-laws reflected the name change.

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

On August 11, 1997, we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”). We completed this merger of the two banks by final registration with the Public Registry of Commerce on March 5, 1998. To effect the merger, BBVA Banco Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase.

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

On November 5, 1999, we and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which we acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, and 99.99% of Atuel Fideicomisos S.A., a trust company. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca S.A. were transferred to us, with full integration of operations and systems.

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

In November 2001, Credilogros Compañía Financiera S.A. (“Credilogros”) and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”). On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a finance company through Communication “B” 7134. On June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37. On October 31, 2003, subject to the approval of the Central Bank, we acquired 50% of the shares of PSA Finance from Credilogros. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock to us.

On February 4, 2004, we acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited while the remaining 95% was acquired by Atuel Fideicomisos S.A.

On June 28, 2006, we sold our entire interest in Credilogros to Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A.

On February 4, 2010, we acquired all 131 shares of Atuel Fideicomisos S.A. from Inversora Otar S.A. becoming its sole shareholder. The merger of the two companies was completed by final registration with the Public Registry of Commerce on October 22, 2010, under Number 19,916 Book 51 of Corporations.

On February 11, 2010, we sold our 5% interest in Francés Administradora de Inversiones S.A. to Francés Valores Sociedad de Bolsa S.A. for Ps.1,681,678.

On February 10, 2011, our Board of Directors approved the merger with Consolidar Comercializadora S.A. (“Consolidar Comercializadora”), subject to regulatory approvals. As a result of this merger, BBVA Banco Francés will issue 516,544 ordinary shares to the existing shareholders of Consolidar Comercializadora through a capital increase. This merger is subject to approval by the respective Shareholders Meetings of both corporations. Both shareholders of Consolidar Comercializadora shall receive 0.01114391 ordinary share for each Consolidar Comercializadora share held.

BUSINESS OVERVIEW

BBVA Banco Francés ended its fiscal year 2010 with Ps.32.6 billion in total assets, a total of Ps.22.5 billion in deposits, on a consolidated basis, and a market capitalization of Ps.9.1 billion. It is the second largest private bank in terms of deposits from the private sector in the Argentine financial system according to statistics published by the Central Bank (Information of Financial Institutions, as of October 2010).

The Bank was one of the first companies listed on the Buenos Aires Stock Exchange. Its shares have been listed on the New York Stock Exchange since 1993 and on the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999.

Substantially all of its operations, property and customers are located in Argentina. Accordingly, following the Argentine Crisis and the package of government measures, the financial condition and results of operations were deeply affected. Since December 2001, its business activity contracted compared to historical levels and its lack of liquidity led to a suspension of most new originations of all types of loans. Its structural strengths, reaction capacity and adjustment to the new economic environment were the pillars of its performance in 2002. The Bank responded to the Argentine Crisis by prioritizing liquidity, substituting foreign currency funds by domestic currency funds and satisfying the growing demand for transactional business, while adjusting the operating structure to the new business profile.

Commencing in 2003, the economy recovered and deposits flowed back into the system. Economic growth showed no slowdown during the following years, while primary fiscal and trade surplus remained in place and a conservative monetary policy was implemented with measures tending to keep prices and exchange rates stable. These conditions led to a further GDP expansion, while the financial system continued to show a positive evolution, which was reflected in private deposit growth, improvement in the Bank’s financial condition and strengthening of lending activity within an environment of negative real interest rates that helped to improve the financial margin. During 2009, the Global Financial Crisis affected the economic activity which resulted in a slowdown of GDP expansion after six years of strong growth. The brokering business already experienced a slowdown in growth. In this sense, we increased our loan portfolio by 4.4% in 2009, reflecting a growth rate reduction basically as a consequence of the financial fall in demand; this trend showed signs of change as of the fourth quarter of 2009.

 During 2010, the Argentine economy showed an important growth mainly due to an increase in consumption and in investment. During the year, BBVA Banco Francés increased its loan portfolio to the private sector by 44.3%. Credit card and personal loans in the retail segment, along with discounted notes, leasing, and financial loans in the segment of small and medium enterprises (“SMEs”) encouraged such growth. The increase in large corporations financing was mainly due to an increase in overdrafts and in other loans. Private loans market share was 7.1%, which meant 33 p.b. more than in December 2009. In terms of liabilities, private sector deposits were up 26.6% during the year, reaching a market share of 8.4%. Sight deposit and time deposit balances were up during the year. It is important to highlight that sight deposits had a 56% participation level over all deposits. On the other hand, peso deposits increased 33.5% while those in foreign currency increased by 7.3%.

As part of its business, BBVA Banco Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. The emerging recovery of the securities trading activities supported the successful closing of securities transactions. At the end of December 2010, the Bank had a 7.9% market share in the mutual fund portfolio management industry in Argentina through “Francés Administradora de Inversiones S.A.”, the third among the capital managing companies.

Furthermore, the Bank has traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the Argentine Crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions in 2010.

The following table presents financial information of our principal business segments for the year ended December 31, 2010.

	As of December 31, 2010
	Continued operations						Discontinued operations (4)	Total
	Banking Financial			Insurance	Eliminations (5)	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(3)	PSA Finance S.A.	Total

Total assets	28,445,498	751,810	29,197,308	3,341,186	(3,928)	32,534,566	45,680	32,580,246
Total income (1)	4,762,464	168,644	4,931,108	595,850	(5,674)	5,521,284	11,622	5,532,906
Total expenses (2)	(3,680,465)	(70,832)	(3,751,297)	(529,148)	5,674	(4,274,771)	(28,800)	(4,303,571)
(Loss)/Gain on minority interest in subsidiaries	(22,757)	(16,319)	(39,076)	—	—	(39,076)	7,920	(31,156)
Total net income	1,059,242	81,493	1,140,735	66,702	—	1,207,437	(9,258)	1,198,179

(1)	Includes financial income, service charge income and other income.
(2)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)	Includes Francés Administradora de Inversiones S.A. and Francés Valores Sociedad de Bolsa S.A.
(4)	See Note 15.b) to the Consolidated Financial Statements.
(5)	Includes intercompany operations

The branch system operates as a distribution network for all the products and services that we offer to our customers. The bank has a large network of branches throughout Argentina: there are 271 branches, 240 of which are retail branches, 27 are specialized in small and medium enterprises, three are corporate branches and one is an institutional branch. BBVA Banco Francés also has 15 branches at company and two points of sale complemented by other distribution channels, such as 651 automatic teller machines (“ATMs”), as of December 2010, a telephone banking service and an Internet banking service called Francés Net, which serves over 450,000 active customers. The Bank is a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 16 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”).

BBVA Banco Francés – Background

Since 1886, we have been recognized as a leading provider of financial services to large corporations. In the early 1980s, we broadened our customer base to include medium and small companies as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina since 1991, we added to our traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

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

The Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volume. In response, we changed our short-term commercial strategy towards the transactional business, adjusted our operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly affected by the Argentine Crisis. By mid-2003, the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing in 2004, we gradually strengthened our credit activity in the midst of economic solvency, and consolidated our transactional business. In 2009, we had an efficient management of assets and liabilities, which offset the lower volume of transactions. During 2010, the Argentine economy showed a great expansion, mainly due to higher consumer spending. Within this context, BBVA Banco Francés, always keeping focused on customers, has consolidated its leadership position in the Argentine financial system. Risk management strategy remained the same as before, which made it possible for the Bank to improve the portfolio quality despite the larger loan portfolio. The irregular portfolio ratio was down to 0.47% in December 2010, which was the lowest ratio in the banking system. Another important strategy item is efficiency, and in this sense, many efforts were made to keep expense levels down, with the firm purpose of taking full advantage of all funds spent. The Bank showed excellent levels of liquidity, solvency and profits, according to the implemented strategy, which showed the Bank’s ability to generate ongoing profits.

Banking and Financial Services

The Bank is focused on the brokering business, mainly in the private sector. The loan portfolio in this sector totaled Ps.15.4 billion. We increased our private portfolio by 48.8% compared to 2009; mainly due to more personal loans and credit cards in the retail sector which increased by 68%, while in the small and medium size companies sector the products that lead the expansion were discounted notes, leasing and financial loans. The private loan market share reached a 7.1% level at the close of the year. In terms of liabilities, we have been working on the optimization of the funds structure, mainly attracting retailer and transactional funds. At-sight deposits as of December 31, 2010 represent 56.0% of total deposits. At the end of 2010, deposits were Ps.22.5 billion, 22.5% more than last year. These figures increased mainly as a result of checking accounts, up 45.0% during the year; time deposits which are 38.1% of total deposits, increased 18.4% in the last 12 months. The share of private deposits was 8.4% at the end of the year, while total deposits were 5.9%.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2010		December 31, 2009		December 31, 2008
	(in thousands of pesos, except percentages)
Public Sector	1,297,642	7.77%	1,400,243	11.92%	2,400,511	19.19%
Corporate	4,586,166	27.46%	3,708,460	31.56%	3,098,435	24.78%
Middle market	3,667,723	21.97%	1,999,448	17.01%	2,203,132	17.61%
Retail	7,148,321	42.80%	4,643,738	39.51%	4,805,411	38.42%
Total	16,699,852	100.00%	11,751,889	100.00%	12,507,489	100.00%

	Deposits
	December 31, 2010		December 31, 2009		December 31, 2008
	(in thousands of pesos, except percentages)
Corporate	2,807,584	12.50%	3,141,792	17.13%	3,988,997	23.36%
Middle market	2,753,632	12.26%	2,047,114	11.17%	1,854,884	10.86%
Retail	16,900,091	75.24%	13,145,939	71.70%	11,235,322	65.78%
Total	22,461,307	100.00%	18,334,845	100.00%	17,079,203	100.00%

Corporate Banking: The Corporate Banking Division specializes in business with large international and domestic companies. This division has branches dedicated to providing services to companies from (i) Europe, (ii) the United States and the rest of the world and (iii) Argentina.

During 2010, BBVA Banco Francés has managed to maintain its leadership position in the market in terms of this Division, with a positive growth of all its business lines, within the market framework. The Bank has increased its business volume with an excellent management of risks, which has made it possible to maintain the market share where assets are concerned. On the other hand, we emphasized the management of liabilities with increased volumes of certificates of deposits, keeping transactional balances at the same level as in 2009, and achieving a more stable portfolio mix. Transactional business increased in connection with the previous year as a result of sales of services to the businesses included in this division. This makes it possible to have a full relationship with these customers and to further develop our purpose of being an operations bank for Argentine companies. Thanks to the excellent relationship with our foreign origin customers, it was possible to create new global relationships for BBVA in their respective home countries.

Banking operations this year developed in an extremely competitive environment which was a consequence of liquidity and good results achieved by corporations. This was coupled with general restrictions for new investments, in this environment so the

Bank planned a strategic approach offering better alternatives for products and services, in coordination with Markets and the Global Teams.

Downward spread levels and low expectations regarding exchange rate volatility, resulting from the local economic and political situation, produced a sharp decrease in foreign currency hedging transactions. All this was reflected in a sharp drop of results in the derivatives business.

Foreign trade transactions: The Argentine Central Bank issued mandatory regulations for importers to appoint a bank to follow-up import payments and we have been working with our importer clients and were able to reach agreements with them which resulted in being named as the bank to handle import payments.

Commissions: There was a favorable trend in commissions during 2010 as a consequence of additional transactional services. We were successful in implementing a state-of-the art Electronic Banking Project that was developed globally and includes local needs. Banco Francés now has a technological platform that enables the development of Cash Management solutions based on our customers’ demand.

The Director Plan, which started last year, was further enhanced this year. This Project includes a Structure Plan with Global characteristics with the purpose of a wider quality customer service with a global overview of all our customers. This means focusing on the main Economic Groups at the global level and the Main Local Groups, and a new re-segmentation by industry which will allow defining the specialization of our relationship managers and a redistribution of tasks so that the turnaround and customer care is more adequate. We are trying to achieve a better and wider penetration, getting customized specialization and quality, which are essential in a constantly changing market. At the same time this Plan makes a better use of regional group franchising, cutting across team building and business sources.

Summarizing, this year, we continue being the leaders with our market share of loans in this area, customer resources and more transactional business with the companies. These show that the good results were achieved by the coordination of our Markets, Global and Company teams.

Investment Banking: This was the best year among the last three for Investment Banking. Durable and consumer goods sales had a significant growth which increased the pace of financing for companies in these areas. Better economic conditions made it possible to open international markets to issue Convertible Notes. On November 30, there were 48 Convertible Notes placements for a total of Ps 3,077 million. The total number of loans granted was at the same level as in previous years.

Shares were placed again on the market after two years, which opens very good prospects for 2011. The level of trusts operations was at the same level as during the previous years. Merger and Acquisition (“M&A”) business was mainly the result of two major transactions; however, leaving aside these two transactions, M&A business level was similar to that of previous years.

In 2010, BBVA Banco Francés had major capital market transactions, especially in the placement of Convertible Notes. We managed the placement of YPF SA’s Series II and III on the market for a total of Ps 143 million and U.S.$70 million, respectively, the largest placements lately. We also organized and placed the issue of Convertible Notes for Rombo Cía. Financiera, PSA Finance Argentina, Newsan, Mercedes Benz Cía. Financiera and Banco de Servicios Financieros for a total equivalent Ps 762 million, with the participation of banks, insurance companies and mutual investment funds as investors, as well as minority investors. We have kept our commitment with the development of capital markets organizing syndicated placements to attract more new investors.

As far as loans are concerned we can highlight two syndicated loan transactions in which Banco Francés was the organizer: loan to GasBan for Ps 70 million and to Ferrosur Roca (Loma Negra group) for Ps120 million.

BBVA Banco Frances continued being a major benchmark in the Securities Market and working with companies that trade on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires.) We would like to emphasize the work we have done for Sao Paulo Alpargatas S. A., a shareholder of Alpargatas SA. Furthermore, we acted as financial consults for M&A, especially for PineBridge Investments, Jumbo Retail Argentina shareholders.

Middle Market Banking: The Middle Market Division handles our relations with small and medium-sized companies. The Bank has the first network in Argentina specialized in serving the small and medium-sized company segment with 27 specialized branches.

2010 was a strategic year for middle market banking, both in macroeconomic local growth and recovery from the crisis. Middle Market Banking has reported a successful growth in the active portfolio and has been assisting companies with short term and long term financing.

With record production figures for the car industry, excellent harvest and competitive raw material prices, in addition to a strong consumer demand and use of installed capacity in historical terms the volume of loans granted throughout 2010 was 90% more than during the previous year: over Ps 2,100 million of loans granted to companies. This was a major recovery of this portfolio after two years of relative stagnation. There was a noticeable increase in middle and long-term financing, with special emphasis on Leasing and Past-Due Interest, with an increase of 94% and 110%.

A careful customer by customer analysis that started from the very first business day in 2010, along with a sensible strategic forecast made it possible for the Bank to grow with each one of its customers and to gain more market share: 180 b.p. in return on investments.

Deposits increased 35%, with an improvement in funding mix, as demand balances were 70% of total resources. This makes it possible for the bank to obtain funding at a lower cost, which is a major pillar for an active Management of the financial margins. Mutual Investment Funds increased 160%, reaching Ps 148 million, and now represent 3% of managed resources. These increases made it possible to advance in the quality of our diversified and long-term portfolio, 15% of which has a maturity date of more than one year. Leasing, which is a large part of this percentage, is 10% of the company portfolio and we were the first bank in placements during 2010.

Our Middle Market Banking continued having very low default levels, not more than 0.5%. It should be mentioned that the highest level of allowances for doubtful accounts is a result of the sharp increase of this portfolio, as we now have to have a 1% general provision in this line. However, there are no losses as the default ratio is 50% less than the allowances.

One of the priorities of Middle Market Banking in 2010 was designing a strategic plan for transactional products. In this connection, placement of corporate credit cards and electronic banking has had an outstanding performance: 37% and 16%, respectively, as compared to the product stock of December 2009. Customers have been migrating to the new Frances Net Cash service, which now has the most advanced security features and a comprehensive platform with modules and functions to operate in the same environment. Total commissions earned had a favorable growth with over Ps 145 million, i.e., 23% annual growth.

Middle Market Banking has consolidated a highly professional structure in 2010, based on closeness to customers and special advisory services, two of its main pillars. We take care of more than 14,500 customers in 190 branches throughout Argentina (28 of them take care of businesses only.)

We have added new middle market banking managers and consolidated regional centers, with officers who are experienced in foreign trade, agribusiness and transaction services to assist our customers and advise them when required. We are now able to assist customers in the main economic centers of Argentina in order to follow up operations at our branches; this is the way get closer to our customers, give them a better service and achieve a full relationship with them.

Middle Market Banking is now in charge of assisting government agencies and different kinds of organizations, trying to enhance specialization and to give momentum to this business. The organization of this area is now as follows:

▪	Institutional Branch: takes care of government agencies, embassies and consulates, and the health and insurance areas, as well as other institutions.

▪
Institutional Banking development: the purpose is to increase business possibilities, working in cross-sections throughout Argentina: specialized support to businesses through the network of branches, defining coordinated growth strategies in different sub-segments.

The year 2011 brings new challenges in a very competitive scenario. We have an adequate organization to handle this with highly skilled resources and a products and services catalog that cover all customers’ needs. We will be starting a new incentives and performance measurement model, broken down by business office, which will measure business positions in the Individuals and Middle Market Network. We have the required special tools that make it possible to automatically follow up individual and branch indicators. Among other purposes, we expect a significant portfolio increase both in Deposits (30% over last year), as well as Loans (42% over 2010). With this increase we would be increasing our middle market share 100 b.p.

We will continue with a strictly customized approach for every single client offering product in accordance with the client’s specific needs, area and profile, and ensuring a higher income for the bank in markups and commissions, gaining customer loyalty at the same time. We will also step up new clients acquisition (industrial, business, institutional and agribusiness). It is expected to have 16,000 new active customers at the end of 2011.

Retail Banking. The Commercial Banking Division is in charge of commercial relations with individuals and small companies. This division serves its customers through an extensive and well-diversified distribution network, which offers 240 contact points including branches and different electronic media.

In 2009, we established a New Model of Business as a consequence of a strategic reconsideration of the previous year. We are trying to reinforce our Customer relationship, focusing on our goal of ensuring success in different business process stages, addressing management and, at the same time, also servicing and after-sales, with special emphasis on the service quality offered in all our service channels.

Addressing all of the above, we have been working along the following action lines:

▪	In February 2010, we introduced our second portfolio segmenting with additional new parameters for socio-economic level variables. With this we achieved a broader outlook of different customer levels.

▪
“Customer Outlook”. We continued with the installation of our “Customer Outlook” in each one of the Relationship Model phases: attraction, sales, royalty, and retention, with the purpose of getting closer to Goal Model in which the Customer is the core of our business.

▪	We reorganized customer management and care into different segments to the most appropriate channels.

▪	We continued with our training program, which included communication and training, to facilitate the change process for each and every one of the parties involved.

▪	Apart from management and based on customer royalty strategy, we focused on servicing or after-sales, as a main differential factor at the time of competitive advantages comparison.

-	There is an ongoing pursuit of productivity and efficiency in all channels, with the purpose of operating through branch networks, making migration much easier.

-	Different lines of action were implemented throughout the year to enable our customers to become aware of the most efficient and speedy alternatives to operate with the Bank.

▪	We have consolidated a centralized Customer Service area, addressing and solving any claims where no signatures are required.

▪	We continue with our plan to train our customers in the use of automatic devices; we have facilitators at all major branches, who are ready to assist customers with their queries.

▪
In July, we started with a Business System Model at all retail branches. This is part of the MAX Project, which aims to implement a common working methodology throughout the network, addressing customer’s proactive actions, ordering objectives and management and monitoring actions on a daily basis.

Banco Francés Comprehensive Offer

With the purpose of maintaing our position and market penetration level, without stepping away from current risk policies, we have focused on the following during 2010:

▪	Placement of credit products: We have readdressed our efforts towards customers with a high spending level and less associated risks.

▪	Complementary and low complexity products sales: We focused on all customers, disregarding segments.

▪	Offering products to Non-Customers: We focused on credit cards as a linking product.

At the end of 2010, Retail Banking volume was more than Ps 22,900 million, including investment funds. During the fiscal year, credit investment had a sustained growth of 42%, reaching Ps 6,300 million, while customer resources grew 28%, reaching a total business volume of 16,200 million. As regards profits, net product commissions totaled almost Ps 600 million, which meant a 14% difference with regards to 2009.

Retail Banking reinforced its business model with a clear strategic vision which was meant to develop its current customer portfolio, offering a differential after-sales service, supported by each customer segment demand, through the pertinent channel, and in accordance with the desired servicing and contracting method.

We focused on growth and developed all products and services required to be ever so closer to the customer, quickly, efficiently, and productively, and also addressing all those issues that had to evolve in order to allow us to develop even further.

Our strategy was based on the following pillars:

▪	We strengthened our main goal: overall customer linking, through massive assessment processes of our customer portfolio with purpose of making more assistance and/or credit products available.

▪
Continuing with our credit card replacement campaign, we added the benefits of our new credit which resulted from two significant strategic alliances: Time For Fun (“T4F”) and Lan Argentina S.A. (“Lanpass”).

In March we signed an agreement with T4F which increased benefits for all those customers that wish to enjoy first rate national and international shows produced in Argentina. Customers will be able to buy tickets in advance with important discounts with the Bank’s credit or debit cards. With this agreement BBVA Banco Francés is now an exclusive sponsor of the financial sector, and therefore, leader in financial services and credit card purchases of major entertainment events in Argentina. Our customers were able to benefit with this alliance purchasing tickets, well in advance and with major discounts for Cirque du Soleil and Paul McCartney, among others. Over 50,000 customers used this service.

In June 2010, the Bank and Lanpass, frequent flyer program of the LAN airline, introduced the new BBVA Banco Frances Lanpass credit card. With this strategic alliance, all Bank customers who have this credit card will earn Lanpass kilometers which may be exchanged to fly to over 700 different destinations in Argentina and around the World with LAN, Oneworld and other associated airlines. At the same time they also participate in exclusive promotions.

We also continued with an aggressive promotion program and discounts in major value areas such as: supermarkets, household goods, technology, clothing and restaurants, among different items that customers regularly shop for.

▪
We have made an effort to migrate to different network channels all transactions that are easy to do using alternative channels and/or via telephone. This was done by installing new devices at our branches, where all the necessary means are available; we give instructions to our customers over the telephone and over the Internet and avoid unnecessary delays at the branches.

▪
We have re-launched our VIP Banking, by adding a larger number of customers to this segment, increasing the number of officers in charge of customized service, improving products and adding new benefits, always with the main purpose of achieving our customers appreciation.

New Relationship Model: Distribution and Service

In 2010, supported by three core components in the Relationship Model, Image, Technology and Closeness, we continued with the Branch redesign program, which was implemented in 2008. At the end of 2010 we had 105 remodeled Branches, which included BBVA image, Mixed or New Image. Remodeling works have continued in 10 more branches, and 19 more are scheduled to start soon. The latter were outsourced and the investments were already duly approved in most cases.

Alternative channels to the branch network were consolidated throughout 2010, focused on different customer segments. Branch network concentrated its efforts on high and mid-value customer segments, prioritizing customized service in the former one with the purpose of learning more about their needs and advising them regarding high complexity products.

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

After finally implementing our Solutions Center, we managed to give our branches more operating time, aside from consolidating a Standard service scheme for all customers.

Key Management Actions in 2010

Consumer Financing

BBVA Banco Francés reported an important increase in consumer financing transactions, in line with a sharp acceleration in the private sector loan stock of the financial system.

In 2010 we intensified our Payment Means strategy, adding up all products included in the Bank’s offer. This entails more benefits and transactions in credit products and also credit and debit cards and rechargeable cards.

Our strategy was based on the following pillars:

Additional benefits for higher spending consumer items: We now have a large and varied offer of discounts and interest-free installment purchases at the best supermarket chains, home appliances and clothing stores in Argentina, among others. Our customers are able to use these benefits in more than 2,000 stores in Argentina.

Regional benefits: We have started with a project in different cities in the provinces, offering exclusive benefits so that customers may have access to local stores which are better identified with their consumer habits. We will continue with this project in 2011.

Higher product value: We have worked on upgrading purchase limits of credit cards and potential daily purchase limits for debit cards, so that customers can increase their daily spending levels. This has been accompanied by other product upgrading actions to help customers to enjoy value added products, in line with their spending habits.

Direct and focused communication: We are addressing the issue of clearer and direct messages which explain benefits so that customers may access local stores.

Technological innovation: We have launched Frances GO in April 2010; this is the first discount searcher which offers exclusive benefits for all registered customers. With this new Pioneer service, thousands of customers receive on their Mobile phones “benefits and discounts alerts” which can be accessed at any time in all of Argentina. This is a no-cost service for our customers and covers the expectations of all those who are eager to find out as soon as possible about available benefits and discounts at different stores.

Value added program: We have created a centralized transaction model that is present at all times of the customer’s relationship with the Bank. It starts with a welcome call when a new Bank card is delivered, and makes reference to the benefits and advantages of our products and a pattern of actions related to different consumer habits.

With all the actions involved in each one of the above pillars, we are achieving an excellent outcome in each one of these business lines. We have been able to keep a sustained increase in product usage levels and the consequent higher monthly invoicing.

We have continued with out seasonal campaigns, both in what discounts and benefits are concerned. The Bank has participated in the traditional discount offers at the Unicenter Shopping mall and at other shopping malls of this Group, as well as the winter season campaigns at Cerro Catedral (Bariloche, Río Negro) and summer campaigns at Argentine seaside resorts.

The purpose of this strategy is prompting our customers to strengthen their relationship with the Bank, using more the bank card for transactions rather than cash.

Personal Loans: The objective in 2010 was to be the bank chosen by our customers when they needed a loan. This was achieved through an excellent value offer, with actions focused on adequate amounts, and attractive rates and terms, as well as direct communications regarding outstanding product features. These actions were based on the Bank’s relationship principle which aims at recognizing customers for using bank services and improving terms and conditions.

We have to highlight specific product offers for certain purposes, such as car loan or loan rollovers, which are an addition to other offers that benefit customers.

Another key element of our actions during the year was the ongoing assessment of our customers with the purpose of having at all times pre-approved offers that the interested parties could request at any time by using any channel. This provides customers with the possibility of full loan access at any time: through Frances Net, telemarketing and all Banelco ATM network.

We have also continued reinforcing our position in the pledge loan business, through excellent value offers for customers, which result in benefits for dealers who are our business partners; we also finance the purchase of cars through finance companies organized with Renault and Peugeot.

The Bank has started to offer a leasing plan to finance new car purchases in third quarter of 2010 and it is the only leasing plan addressed to individuals on the market.

Stores and Business

Further to the Stores and Business development plan, and in order to reinforce capture of new customers, we have developed mass credit assessment campaigns geared to existing and potential customers. This was mainly addressed to potential specific segments such as stores, schools, building administration offices, and SME’s. This, together with new portfolio segmentation and the introduction of new SME’s officers (71 Microbusiness Officers and Specialized Coordinators strategically distributed throughout a number of given branches) made it possible for us to end 2010 with 9,000 new Francés Proyectos accounts.

Managed Resources

Total growth of the managed resources portfolio was 29%, reaching Ps.12,300 million, fostered by a strong increase in peso balances, with a year over year increase of 28% followed by the dollar portfolio with an 18% increase. Demand deposits were up 40% year over year; savings with the same growth and terms were up 14%.

Non-Traditional Investment Alternatives

We continue offering different alternatives and advising high-end customers about more options when they wish to have an alternative investment instrument for the purposes of portfolio diversification:

▪
Variable Interest Rate Deposits (Depósitos a Interés Variable - Diva I, in Spanish): This was launched in June 2010 and it is an adjustable investment instrument for a term of 181 days only where the interest rate varies in accordance with the price of soya up to a maximum of 20%. More than Ps 28 million were placed here and the final nominal annual yield was 40.6%.

▪
Variable Interest Rate Deposits (Depósitos a Interés Variable - Diva II, in Spanish): This was launched at the end of November with three yield possibilities: Soya (Chicago), Gold (London) and S&P (New York). This investment alternative allows our customers to diversity portfolios and to earn yields related to price increases of the chosen assets. A total of Ps 43 million was placed at 182 days under this alternative.

Insurance

In 2010, we managed to consolidate our insurance offer model in all channels. We continued with the segmentation of our value offer to customers, trying to adapt the insurance to their actual needs.

Most significant efforts this year are highlighted below:

▪	Customers capture campaigns with a strong emphasis on cross-selling through Telemarketing.

▪	Higher average premiums sold which, consequently, yielded better commission levels.

▪	Significant increase in Personal Accidents and ATM Thefts portfolios.

▪	Ongoing adapting of insured amounts of stock portfolios by upgrading existing insurance policies.

▪	Launching of Premium, a new home insurance with a better and wider protection.

▪	Launching of a new Personal Accidents insurance, with a wider and better protection and the best price on the market.

▪	About 30% more insurance sales than in 2009 for premiums issued through the Bank’s insurance product channel Cía. Consolidar.

Payroll Services

Payroll Services agreements with different employers continued to be the core of attention for the placement of active Bank products, especially personal loans, as it gives us a better profile in risk quality for new transactions. Our sales channels continue offering Bank products to potential customers with high-end payrolls; this was done by breaking down the agreements that were launched at the end of 2008 and we are already harvesting the results, capturing new customers with proactive actions and continuing to offer payroll services.

Looking forward to 2011, and aligned with a major corporate growth, we have reorganized our business teams which take care of payrolls and they are now reporting to Middle Market Banking. The purpose of this change is to be closer to the bank officer and the commercial banking area. Another action plan for this year is to emphasize cross-selling to actual customers in order to obtain better yields and to diminish the effect of customers changing to other banks.

Institutional Banking will be an area where we will concentrate our business attention, because public servants have an attractive potential customer profile.

VIP Bank 2010

VIP Banking currently takes care of more than 75,000 customers to whom it offers differential services. This is 4.5% of all retail business, which represents 51% of assets and 25% of profitable investments. Due to the importance of this area, and enhancing the segmentation model that was launched in 2009 with the Max Project, the Bank will be prioritizing the development and growth of this area. This entails a Pluriannual High Yield Strategic Plan which includes the following focal points:

▪	Development and re-positioning of VIP Banking on the market

▪	Efficiency of different management processes, customer care and servicing

On the other hand, when the Banco Francés Lanpass credit card was launched, we upgraded the “Estilo BBVA” program benefits. Besides Discounts in the best brands for a variety of products, customers may also participate in different options and access an exclusive array of travel experiences on different continents. All VIP Banking customers with Premium or Premier Accounts get an additional 25% in kilometers for all Visa Platinum or MasterCard Black purchases.

Electronic Banking

Electronic Banking, in all available modalities, has consolidated as the main Retail Banking tool just when we continued implementing the New Business Model.

Automatic means were the most important item in the transaction Migration Plan, together with instructions and advertising, and facilitators at the branches to assist our customers and help them with these changes. These days we have 105 Facilitators assisting customers with the migration plan at 94 branches.

We achieved the migration to Channels (QDBs and ATMs) of more than 75% of transactions that were previously handled by bank tellers.

Automatic Teller Machines

We continued changing ATMs throughout the year and implemented exclusive Banco Francés ATMs which enhanced availability of these resources for all customers.

▪	Ongoing renewal of ATMs at all branches. With the new ATMs and related actions we managed to increase service levels throughout our network.

▪
Customer care quality enhancement projects. We continued with this project at all Branches and made sure that all of them have the required tools and technology to offer better customer care, and shorten transaction costs and service time. Among other features, we would like to mention new working stations for our officers that make it possible to consolidate customer's information, business planning and follow-up, optimizing the work of 25 line facilitators, adding 25 Frances Express to those that we already had last year and start installing coin dispensers. We also worked with the optimization of safe deposit boxes, unemployment funds and smart cash deposits at ATMs (bill recognition with online crediting in the accounts which is available 24 hours and the possibility of operating with or without a bank card.)

▪	Telecommunications: We proceeded to migrate 80% of branches network to IP telephony.

Self-Service Terminals

We have optimized available transactions, with emphasis on deposits and payments: thereby making it easier to for customers to access these transactions, without the need for any identification.

Furthermore, we redesigned this channel. Self-service terminals now have a better design and the browsing is more user-friendly. Consequently customers are using them more.

We have 691 terminals in all our branches. This is a valuable support for teller transactions.

Internet – Francés Net

In June 2010, we launched an updating campaign through Frances Net – Data Update “My Data” in order to update our customer information. The updated results were excellent:

▪	Addresses: Over 371,000 transactions in connection with more than 202,000 Customers.

▪	Telephones: Over 420,000 transactions in connection with more than 192,000 Customers.

▪	E-mails: Over 189,000 transactions in connection with more than 160,000 Customers.

We continued expanding this channel with the following results:

▪	Over 10,000 million pesos in transactions (estimated data: Dec. 2010)

▪	450,000 active customers; + 18% as compared with last year (estimated data: Dec. 2010)

▪	140 million transactions; + 15% as compared with volume of operations (estimated data: Dec. 2010)

Internet – Institutional Web Page

BBVA Banco Francés Internet Page continues to be a leader among browsers in the Argentine financial market, with 45 million hits in 2010.

Last July we introduced in the web page an ATM and branch browser using Google Maps. People visiting this web page may find out the location, business hours and telephone numbers of the branches, and the number of available ATMs, among other things.

Call Center – Línea Francés

Some 8 million calls were received during the year (estimated data as of December 2010) and nearly 10 million transactions were made through our Telephone Channel. In June 2010 we implemented a new design for options and browsing to help customers and improve service and after-sales service; there is no need to use any passwords now to place claims.

Mobile Phone Banking: Francés Móvil – FRANCES GO

We now have more than 140,000 customers enrolled in this channel; this is a successful marketing tool through which we announce benefits and promotions to interested subscribers.

Asset Management

During 2010, Asset Management, which is accountable for third-party assets Management, renewed its commitment with our customized portfolio management, which ensures that our professional officers handle investments in accordance with the particular needs and profile of each customer. Next year we will continue designing new alternatives to be ahead of our customers needs.

Throughout fiscal year 2010, Francés Administradora de Inversiones S.A., as managing company, continued managing FBA (“Fondos Bien Administrados” or Well Managed Funds) products.

Mutual Funds

The volume of mutual funds industry managed capital increased during 2010. An improved performance was possible thanks to the fact that although the international crisis continued in central countries, with inherent cyclical and financial worries, the main indicators of the emerging countries showed high levels of activity and growth.

According to information provided by the Chamber of Mutual Investment Funds (CAFCI in Spanish), the industry ended the year with a total managed capital of Ps 20,605.4 million, an increase of Ps.3,600.6 million, 21.2% more than at the end of December 2009. This increase in managed capital was mainly reflected in market mutual funds, which ended the year with a total of Ps.11,460.7 million, up Ps.3,490.4 million from the end of 2009, and increase of 43.8%. In this category there was a significant increase in the fixed income funds, up Ps.3,018.9 million, 61% increase, which was part of a total of Ps.7,517.5 million. Fixed term funds, on the other hand, ended the year with a total of Ps.9,144.8 million, up just Ps.110.2 million during the year, which translated into just an increase of 1.2%.

At the close of 2009 total capital in different mutual investment funds authorized in Argentina was Ps.17,005 million, Ps.1,693.5 million of which were funds managed by the Company. As of December 31, 2010, the capital managed by FBA was Ps.1,632.7 million (according to information provided by CAFCI) down Ps.60.8 million (3.6%) from last year’s figure. At the end of December 2010, the company’s share in the total mutual investment funds market was 7.9%, the third one among capital managing companies. Fixed term time deposits FBA: FBA Peso Income ended the year with a capital of Ps.942.4 million, with a drop in capital of Ps.225.5 million, down 19.3% with respect to last year.

On the other hand, in market funds FBA had a capital increase of Ps.172.6 million, up 34.4% during the year. Total managed funds in this category were Ps.674.5 million at the end of the year, with a market share of 5.9% in this category.

We can highlight the following increases in the FBA market mutual funds: FBA Ahorro Pesos, up Ps.97.5 million (53.4%) ending the year with a total of Ps.280.0 million; FBA Calificado, up Ps.39.2 million (48.4%), ending the year with a total of Ps.120.4 million and FBA Horizonte, that was up Ps.28.8 million (141.5%) and ended 2010 with Ps.49.1 million. On the other hand, with a drop of Ps.11.2 million (23.8%) FBA Brasil had a significant drop, and ended the year with Ps.35.9 million in managed funds.

Fees generated by this company increased to Ps.13.4 million, with an increase of 55.5% when compared to the previous year. This increase was a result of the volume in average balances during the year. The origin of this income had a similar structure to that of 2009.

FBA Ahorro Pesos was the leader among the fixed income FBA funds as it had a better performance than its competitors. At the end of 2010, each one of the FBA Funds had a better performance than comparable indexes.

As of December 31, 2010, our mutual funds had the following equities:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	70,827
FBA Total	15,998
FBA Renta	15,731
FBA Renta Pesos	942,439
FBA Renta Dólares	4,388
FBA Bonos Latinoamericanos	14,904
FBA Calificado	120,387
FBA International	588
FBA Ahorro Dólares	11,011
FBA Renta Fija	21,358
FBA Ahorro Pesos	280,034
FBA Renta Premium	10,672
FBA Europa	2,604
FBA Horizonte	49,081
FBA EE.UU.	3,447
FBA Renta Corto Plazo	608
FBA Acciones Latinoamericanas	25,861
FBA Bonos Argentina	4,894
FBA Brasil	35,886
FBA México	1,187
FBA Commodities	60
FBA Acciones Argentinas	704
FBA Bonos Globales	76
Total	1,632,745
_____________
Source: Cámara Argentina de Fondos Comunes de Inversión (“CAFCI”)

Portfolio Management

During the 2010 fiscal year, we continued our commitment to customize portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

The Bank’s Assets Management division (“Gestión de Activos Argentina”) became a market leader in terms of growth in dollar-denominated market funds. In recognition of our performance, we obtained the S&P “Top Manager” award for the best Variable Income manager.

The volume of mutual funds industry managed capitals increased during 2010. A better performance was possible thanks to the fact that although the international crisis continued in central countries, with inherent cyclical and financial worries, the main indicators of the emerging countries showed high levels of activity and growth.

As in 2009, the Company will be paying special attention to the pace of the international economic and financial crisis, the performance of the dollar versus other currencies and the changes in prices of crude oil and other commodities. As for the local market, monitoring will be centered on production levels, inflation and public spending, as well as the presidential elections that will take place in 2012, which are the main political issue.

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

International Operations

Since the economic and financial crisis began at the end of 2001, access to international markets for Argentine companies has been quite limited. Notwithstanding this constraint we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Furthermore, in March 2007, we paid the outstanding Class 15 Floating Rate Notes due 2008, for an amount of 121.5 million dollars. With this last payment we concluded the restructuring process of our foreign debt derived from the Argentine Crisis.

Cost Controls and Efficiency Improvements

The increase in administrative expenses above inflation is mainly related to a higher activity level together with higher payroll and advertising expenses in connection with a more aggressive advertising campaign.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2010, 2009 and 2008:

	As of December 31, 2010
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	28,445,498	751,810	29,197,308	3,341,186	(3,928)	32,534,566	45,680	32,580,246
Financial income	3,211,490	86,772	3,298,262	543,566	(5,078)	3,836,750	5,921	3,842,671
Service charge income and other income	1,550,974	81,872	1,632,846	52,284	(596)	1,684,534	5,701	1,690,235
Total income (1)	4,762,464	168,644	4,931,108	595,850	(5,674)	5,521,284	11,622	5,532,906
Financial expenses	(800,185)	(14,491)	(814,676)	(11,383)	5,078	(820,981)	3,158	(817,823)
Allowances for doubtful loans	(172,452)	(6,901)	(179,353)	—	—	(179,353)	—	(179,353)
Operating expenses	(1,957,154)	(12,307)	(1,969,461)	(20,464)	596	(1,989,329)	(30,049)	(2,019,378)
Other expenses (2)	(750,674)	(37,133)	(787,807)	(497,301)		(1,285,108)	(1,909)	(1,287,017)
Total expenses (3)	(3,680,465)	(70,832)	(3,751,297)	(529,148)	5,674	(4,274,771)	(28,800)	(4,303,571)
(Loss)/Gain on minority interest in subsidiaries	(22,757)	(16,319)	(39,076)	—	—	(39,076)	7,920	(31,156)
Total net income	1,059,242	81,493	1,140,735	66,702	—	1,207,437	(9,258)	1,198,179

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(4)	Includes: Francés Adm. de Inversiones S.A. and Francés Valores Sociedad de Bolsa S.A.
(5)	See Note 15.b) to the Consolidated Financial Statements.

	As of December 31, 2009
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	22,667,089	412,389	23,079,478	3,164,710	(2,806)	26,241,382	150,211	26,391,593
Financial income	2,966,359	74,709	3,041,068	501,703	(8,841)	3,533,930	26,273	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	20,762	(1,758)	1,508,938	(52,594)	1,456,344
Total income (1)	4,388,488	142,514	4,531,002	522,465	(10,599)	5,042,868	(26,321)	5,016,547
Financial expenses	(967,992)	(9,037)	(977,029)	(469)	8,841	(968,657)	(45,302)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	—	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(19,922)	1,758	(1,580,490)	(53,409)	(1,633,899)
Other expenses (2)	(946,385)	(25,039)	(971,424)	(413,581)	—	(1,385,005)	(4,366)	(1,389,371)
Total expenses (3)	(3,709,124)	(47,621)	(3,756,745)	(433,972)	10,599	(4,180,118)	(103,077)	(4,283,195)
(Loss)/Gain on minority interest in subsidiaries	(29,832)	(17,897)	(47,729)	—	—	(47,729)	32,839	(14,890)
Total net income	649,532	76,996	726,528	88,493	—	815,021	(96,559)	718,462

	As of December 31, 2008
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	22,400,481	452,766	22,853,247	2,872,885	(174,585)	25,551,547	273,918	25,825,465
Financial income	1,944,883	49,091	1,993,974	352,065	(90,609)	2,255,430	23,674	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	329,851	(2,869)	1,748,785	215,083	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	681,916	(93,478)	4,004,215	238,757	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(5,682)	90,609	(1,201,571)	(110)	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)	—	—	(36,708)	—	(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(50,969)	2,436	(1,184,367)	(229,081)	(1,413,448)
Other expenses (2)	(603,047)	(24,785)	(627,832)	(598,860)	433	(1,226,259)	(46,167)	(1,272,426)
Total expenses (3)	(3,039,213)	(47,659)	(3,086,872)	(655,511)	93,478	(3,648,905)	(275,358)	(3,924,263)
(Loss)/Gain on minority interest in subsidiaries	(9,007)	(5,068)	(14,075)	—	—	(14,075)	16,876	2,801
Total net income	268,968	45,862	314,830	26,405	—	341,235	(19,725)	321,510

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(4)	Includes: Atuel Fideicomisos S.A. and its subsidiary and Francés Valores Sociedad de Bolsa S.A.
(5)	See Note 15.b) to the Consolidated Financial Statements.

Information Technology

In 2010, Systems and Operations focused its activities on BBVA Group established strategic plans, as it has decided to become the “Best Universal Bank” searching for excellence, efficiency, and innovation in high class customer service, including where relationship model and distribution are concerned and new ways of doing things based on ideas, technology and high quality individual work.

The following are among the main initiatives implemented in 2010:

▪	New Products and services:

-	LanPass program: new credit card that adds kilometers to LAN’s frequent flyer program

-	Francés Go: ads, alerts, promotions and transactions via SMS (text messaging)

-	Francés Net Cash: new Electronic Banking for companies channel to manage treasury transactions with a wide array of inquiries, collections and payments.

▪
Sales Force: We started supplying the Bank’s sales staff with new devices that represent mobile work stations (Netbooks, BlackBerrys) which makes it possible for them to operate away from their desks at the Bank thus making their work more efficient and staying closer to customers.

▪
Projects to enhance quality of service: We launched new projects to enhance the quality of customer service, giving the branches the right tools and technology to improve customer service, reduce costs and wait times for customers and lower transaction costs. Among others projects, mention the following:

-	New work stations for officers for integral customer care.

-	Optimizing the work of 25 line facilitators.

-	Inclusion of 25 more Francés Express (inquiry spots through Francés Net and printouts of statements) in addition to the already existing 100 Francés Express we had last year.

-	Installation of coin dispensers.

-	Optimizing safe deposit boxes processing and unemployment funds.

-	Smart cash deposits: cash deposits at ATMs (bill recognition with on-line crediting in the accounts which is available 24/7 and the possibility of operating with or without a bank card).

▪
Regional agreement of the Group with MasterCard Worldwide (MCW): Negotiations were initiated to implement adequate processes to become a Main Member in the MCW franchise (at present we are Affiliate Members). This Agreement grants access to numerous benefits that give momentum to the business.

▪
Branch remodelling: We continued with the Branch remodelling based on the “New Branch Model” to have architectonically designed, functional and technical branches in accordance with the market requirements and the implemented strategy.

▪	ATMs network renewal: We changed 58 ATMs and added 12 more to the network; we now have a network of 654 ATMs at the branches.

▪
E-banking: We are developing an application that allows customers to send information about checks for deposit in their collection accounts digitalizing them and transmitting them to the Bank by Internet (e-banking).

▪
Internet Channels: We started building a differential solution for Internet Channels; this is a comprehensive approach of the Customer’s condition, beyond any financial assets which makes it possible to assess holdings and/or future investments.

▪
Digital Information: A new process was initiated to digitalize all information processes from the very beginning. This year we included Foreign Trade and contracting risk products in different sales channels. The objectives include, among others: optimizing turnaround times and creating an active digital file for every customer which avoids having to submit supporting documents with every new transaction.

▪
New Vendor Payor System: A new Vendor Payor System was introduced where we are implementing web tools to generate a differential and competitive application. As of next year this will also feature additional services through Francés Net Cash that will make it possible for companies to manage payments, outsourcing them to the Bank.

▪	New products / regulatory services: We developed new products / regulatory services such as the Universal Family Allowance, Universal Free of Charge Account and Regulatory Transfer Prices.

▪
Línea Frances – centralized orders, inquiries and claims: We continued centralizing orders, inquiries and claims through Línea Francés channel and added new functions that will be taken care of and solved here.

▪
Defaults: We worked on expanding, stabilizing performance and functionality of tools for handling defaults in the preliminary stages. This allowed for better segmentation and expedited visualization and integration of Customer information immediately upon contact. We also added a mass risk assessment tool that qualifies portfolio behavior.

▪
Corporate monitoring: Major advances were made in implementing corporate systems that enable the detection of suspicious activities such as terrorism and money laundering. We implemented an updated version of Fircosoft and we already have a Mantas application in operation.

▪
Compliance with Sarbanes-Oxley Act provisions: We finalized the implementation of the Internal Control Model to obtain satisfactory results for the certification of compliance with the Sarbanes-Oxley Act.

▪	Discontinuation of Network Servers: We began to discontinue network servers; processing capacity is now virtual in a small group of devices located at the Bank’s Computer Room.

▪
Contingency Plan: We established a new contingency plan to shorten turnaround and mitigate risks related to the transfer of backup items to the Madrid processing center. Systems and Operations decided that the new alternative processing site will be the IBM Recovery Center located in Martinez, Buenos Aires, Argentina. We had some drills during 2010 at the new site with satisfactory results.

▪	Telecommunications: We proceeded to migrate 80% of branches network to IP telephony.

▪	Risk Analysis for Critical IT Assets: We started analyzing the risks related to Critical IT Assets.

▪	IT Security: We continued expanding the scope of the control functions of IT Security.

▪
IT Security Director Plan: We started the IT Security Director Plan 2.0, fostered by the BBVA Group for all its Banks. The objective is a high level of security in areas targeted by organized crime and reinforcing regulatory compliance and good banking practices by offering improvement possibilities.

Systems and Operations will begin developing new and relevant initiatives, and continue with the implementation of ongoing ones. There will be a sound backing of the BBVA Group strategic plan with innovative ideas and solutions driving business forward and differentiating us from our competitors, applying technology, expediting processes focused on the customer and offering security for internal transactions and compliance with regulatory provisions.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2010, BBVA owned approximately 75.97% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal and Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2010, BBVA, through its subsidiaries, has a presence in 10 Latin American countries, United States (including Puerto Rico), Mexico, China and several countries throughout Europe, with 3,024 branch offices in Spain and 4,337 branch offices outside of Spain, and 26,657 employees in Spain and 80,319 employees outside of Spain.

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

Rombo Compañía Financiera S.A. (“Rombo”), with a single branch located in Buenos Aires, grants loans in the retail market to finance the purchase of new and second-hand cars offered by the Renault dealership network. Net income before taxes is Ps.42.2 million as compared with Ps.51.6 million in 2009; this decrease in income is mainly a result of the change in booking the commissions paid out to the dealers network. Previously these commissions accrued throughout the whole of the loan, and they are now impacting directly on the negative result, emphasizing this effect because of new financing. Portfolio risk and quality indicators continue being close to the best ones. The recovery process, together with a lower devaluation of second-hand vehicles made it possible to reduce risk levels, even as when the portfolio was growing.

PSA Finance, located in Buenos Aires, is a financial entity organized in 2001 whose original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. PSA Finance finances new Peugeot and Citroën vehicles as well as second-hand vehicles of all brands, through motor–vehicle secured loans or leasing transactions. On October 31, 2003, with the approval of the Central Bank, we acquired 50% of the shares of PSA Finance from Credilogros for Ps.11.9 million and Credilogros settled the call received from us for a total of Ps.11.7 million plus interest. The year was favorable for PSA Finance business; the company was prepared to react quickly and to take full advantage of the opportunities. In this connection and with the actions described below, it was possible to reach and exceed the goals, with the following results: production of 20,251 new agreements for a total financed amount of Ps.635 million, which made it possible to close the year with a credit portfolio of Ps.760 million and a total of 33,540 contracts. This was a historical record for the company in all areas. These figures represent an increase of 167% over last year for the production of new contracts in pesos and 81% for the credit portfolio.

The following chart reflects our subsidiaries as of December 31, 2010:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries and affiliates as of December 31, 2010:

Subsidiary or Associated Company	Country of Incorporation/ Residence	BBVA Banco Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (2) (3)
Francés Administradora de Inversiones S.A.(1)	Argentina	95.00%	Mutual Funds	39.0
Francés Valores Sociedad de Bolsa S.A. (1)	Argentina	94.97%	Stock exchange brokerage	12.4
Consolidar Cía. de Seguros de Retiro S.A. (1)	Argentina	66.21%	Insurance	270.2
Consolidar AFJP S.A. (undergoing liquidation proceedings) (1)	Argentina	53.89%	Fund Administrators	41.0
PSA Finance Argentina Cía. Financiera S.A. (1)	Argentina	50.00%	Financial Institution	136.6
Rombo Compañía Financiera S.A. (1)	Argentina	40.00%	Financial Institution	116.7
Consolidar ART S.A. (1)	Argentina	12.50%	Workers Compensation Insurance	209.9
BBVA Consolidar Seguros S.A. (1)	Argentina	12.22%	Insurance Company	103.2

(1)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2010.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Banco Francés, if applicable.

On March 31, 2011 BBVA Banco Francés S.A. and Banco Bilbao Vizcaya Argentaria, S.A.,  both shareholders of Consolidar Compañía de Seguros de Retiro S.A. (“the Company”), entered into a stock purchase and sale agreement with Orígenes Compañía de Seguros de Retiro S.A. and other entities, by which the company’s shareholders sell the totality of their shareholding in the Company.

The total price for the transaction amounted to Ps.380 million, of which 66.21% corresponds to BBVA Banco Francés S.A. according to its shareholding in the Company as of March 31, 2011.

The transaction will be finalized once approved by the National Superintendence of Insurance and once all other terms and conditions included in the aforementioned stock purchase and sale agreement have been complied with.

Should the transaction be effectively carried out, it would involve for the Bank a profit of approximately Ps.73 million as at December 31, 2010 considering the value of the equity interest of BBVA Banco Francés S.A. in Consolidar Compañía de Seguros de Retiro S.A. at the said date, in terms of BCRA regulations.

On the other hand, taking into account the valuation of such stock holding under US GAAP, the result of the transaction as at the same date would origínate a loss of approximately Ps.248 million. The greater value of the participation according to US GAAP basically derives from the constitution of lesser reserves as compared to those required by the local regulators and to a greater value of the government securities portfolio which, according to US GAAP, are registered at market value. As at December 31, 2010 the total assets and net equity of Consolidar Compañía de Seguros de Retiro S.A. under US GAAP amount to Ps.3,504 million and Ps.755 million, respectively.

Additionally, this transaction would involve discontinuing the retirement insurance segment managed by BBVA Banco Francés S.A. as of the effective date thereof.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2010.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	11.39%	Clearing house	1.8
Interbanking S.A. (2)	Argentina	10.00%	Information services for financial markets	44.5
Argencontrol S.A. (1)	Argentina	7.77%	Agent Mandatory	0.9
Sedesa S.A. (2)	Argentina	12.31%	Deposit Guarantee Fund	13.5
Banelco S.A. (3)	Argentina	10.91%	Nationwide ATM network & credit card Administration	67.0
Visa Argentina S.A. (4)	Argentina	9.53%	Credit card issuer	151.5
AIG Latin American Fund (5)	Virgin Islands	19.48%	Investment Funds	27.6

(1)	Total Stockholders’ Equity as of December 31, 2008.
(2)	Total Stockholders’ Equity as of December 31, 2009.
(3)	Total Stockholders’ Equity as of December 31, 2010.
(4)	Total Stockholders’ Equity as of May 31, 2010.
(5)	Total Stockholders’ Equity as of December 31, 2000. The Bank maintains an allowance for the 100% of the amounts.

PROPERTY, PLANTS AND EQUIPMENT

Banco Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2010, our branch network consisted of 240 branches, of which 112 were located in properties that we own and 128 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 20 to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

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

D:  devaluation rate of the Argentine peso (in the case of BBVA Banco Francés) to the dollar for the fiscal year; and

I:    Argentine inflation rate (“WPI”) (in the case of BBVA Banco Francés).

The formula for the average real rates for dollar-denominated assets and liabilities (Rd), when compared with the corresponding nominal rates, reflects the loss, or gain, in purchasing power of the dollar caused by the difference between peso devaluation and inflation in Argentina for each fiscal year.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2010, 2009 and 2008.

	Fiscal Years ended December 31,
	2010			2009			2008 (5)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	6,074,048	1,479,130	8.54%	5,400,834	1,111,016	9.51%	3,758,550	(82,915)	(10.26)%
Dollars	738,121	21,396	(5.94)%	320,014	5,626	1.60%	117,044	(2,113)	(1.24)%
Total	6,812,169	1,500,526	6.97%	5,720,848	1,116,642	9.06%	3,875,594	(85,028)	(9.99)%
Loans (4)
Private Sector
Pesos	10,677,008	1,712,281	1.29%	8,055,985	1,686,191	9.83%	7,572,337	1,225,627	6.61%
Dollars	2,075,123	63,777	(5.78)%	1,926,114	118,419	5.98%	2,064,104	125,995	6.72%
Total	12,752,131	1,776,058	0.14%	9,982,099	1,804,610	9.09%	9,636,441	1,351,622	6.63%
Public Sector
Pesos	1,170,000	193,628	1.73%	1,761,877	148,757	(1.51)%	2,607,926	274,402	1.42%
Total	1,170,000	193,628	1.73%	1,761,877	148,757	(1.51)%	2,607,926	274,402	1.42%
Deposits with the Central Bank
Pesos	119,463	—	—	115,198	7	(9.17)%	115,162	7,588	(2.19)%
Dollars	3,336,469	—	—	3,227,565	13	(0.16)%	1,087,894	4,157	0.96%
Total	3,455,932	—	—	3,342,763	20	(0.47)%	1,203,056	11,745	0.66%
Other assets
Pesos	1,232,139	136,937	(3.01)%	1,703,696	259,152	4.64%	1,387,716	192,355	4.48%
Dollars	124,185	2,423	(6.81)%	283,662	2,125	0.59%	130,616	4,830	4.29%
Total	1,356,324	139,360	(3.36)%	1,987,358	261,277	4.06%	1,518,332	197,185	4.46%
Interest-earning assets from continued operations
Pesos	19,272,658	3,521,976	3.24%	17,037,590	3,205,123	7.91%	15,441,691	1,617,057	1.37%
Dollars	6,273,898	87,596	(7.32)%	5,757,355	126,183	2.03%	3,399,658	132,869	4.51%
Total	25,546,556	3,609,572	0.65%	22,794,945	3,331,306	6.42%	18,841,349	1,749,926	1.94%
Interest-earning assets from discontinued operations
Pesos	42,460	5,303	(0.01)%	176,602	26,030	4.21%	244,357	22,913	0.37%
Dollars	18,868	—	—	23,332	—	—	25,295	—	—
Total	61,328	5,303	(0.01)%	199,934	26,030	3.72%	269,652	22,913	0.33%
Total interest-earning assets
Pesos	19,315,118	3,527,279	3.23%	17,214,192	3,231,153	7.87%	15,686,048	1,639,970	1.35%
Dollars	6,292,766	87,596	(7.32)%	5,780,687	126,183	2.02%	3,424,953	132,869	4.48%
Total	25,607,884	3,614,875	0.64%	22,994,879	3,357,336	6.40%	19,111,001	1,772,839	1.91%

	Fiscal Years ended December 31,
	2010			2009			2008 (5)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	2,149,106	—	—	1,830,200	—	—	1,831,265	—	—
Dollars	648,694	—	—	498,001	—	—	523,982	—	—
Total	2,797,800	—	—	2,328,201	—	—	2,355,247	—	—
Investments in other companies
Pesos	100,358	—	—	96,345	—	—	198,267	—	—
Dollars	1,037	—	—	990	—	—	840	—	—
Total	101,395	—	—	97,335	—	—	199,107	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	612,212	—	—	545,443	—	—	481,092	—	—
Total	612,212	—	—	545,443	—	—	481,092	—	—
Allowance for loan losses
Pesos	(364,656)	—	—	(429,722)	—	—	(45,316)	—	—
Dollars	(34,497)	—	—	(31,113)	—	—	(33,347)	—	—
Total	(399,153)	—	—	(460,835)	—	—	(78,663)	—	—
Other assets
Pesos	628,678	—	—	779,300	—	—	625,647	—	—
Dollars	271,725	—	—	61,287	—	—	73,991	—	—
Total	900,403	—	—	840,587	—	—	699,638	—	—
Non-interest-earning assets from continued operations
Pesos	3,125,698	—	—	2,821,565	—	—	3,090,956	—	—
Dollars	886,959	—	—	529,165	—	—	565,465	—	—
Total	4,012,657	—	—	3,350,730	—	—	3,656,421	—	—
Non-interest-earning assets from discontinued operations
Pesos	(1,641)	—	—	46,601	—	—	91,893	—	—
Dollars	3	—	—	—	—	—	13,584	—	—
Total	(1,638)	—	—	46,601	—	—	105,477	—	—
Total non-interest-earning assets
Pesos	3,124,057	—	—	2,868,166	—	—	3,182,849	—	—
Dollars	886,962	—	—	529,165	—	—	579,049	—	—
Total	4,011,019	—	—	3,397,331	—	—	3,761,898	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	22,398,356	—	—	19,859,156	—	—	18,532,646	—	—
Dollars	7,160,857	—	—	6,286,520	—	—	3,965,123	—	—
Total	29,559,213	—	—	26,145,676	—	—	22,497,769	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	40,819	—	—	223,202	—	—	336,251	—	—
Dollars	18,871	—	—	23,332	—	—	38,879	—	—
Total	59,690	—	—	246,534	—	—	375,130	—	—
TOTAL ASSETS
Pesos	22,439,175	—	—	20,082,358	—	—	18,868,897	—	—
Dollars	7,179,728	—	—	6,309,852	—	—	4,004,002	—	—
Total	29,618,903	—	—	26,392,210	—	—	22,872,899	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Restated from its original version to reflect the effects from discontinued operations.

	Fiscal Years ended December 31,
	2010			2009			2008 (3)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,881,058	5,026	(12.60)%	3,363,193	8,750	(8.94)%	3,242,023	7,817	(8.02)%
Dollars	2,273,514	1,637	(8.53)%	1,840,846	1,252	(0.09)%	1,190,844	896	0.65%
Total	6,154,572	6,663	(11.09)%	5,204,039	10,002	(5.81)%	4,432,867	8,713	(5.69)%
Time deposits
Pesos	6,335,859	611,786	(4.28)%	5,651,906	716,602	2.34%	5,732,426	703,179	3.02%
Dollars	1,789,633	8,019	(8.18)%	1,871,652	31,520	1.53%	1,359,527	34,258	3.11%
Total	8,125,492	619,805	(5.14)%	7,523,558	748,122	2.14%	7,091,953	737,437	3.03%
Borrowings from the Central Bank
Pesos	31,643	—	—	25,387	—	—	19,227	—	—
Dollars	2,023	10	(8.16)%	1,832	18	0.85%	1,634	16	1.57%
Total	33,666	10	(0.49)%	27,219	18	0.06%	20,861	16	0.12%
Borrowings from other financial institutions
Pesos	9,632	72,087	640.56%	5,268	64,238	1,098.39%	49,366	10,607	11.48%
Dollars	56,370	1,385	(6.35)%	120,356	6,538	5.27%	527,162	25,848	5.51%
Total	66,002	73,472	88.06%	125,624	70,776	51.10%	576,528	36,455	6.02%
Other liabilities
Pesos	437,271	(52,260)	(23.14)%	734,002	5,746	(8.47)%	584,837	28,721	(3.73)%
Dollars	690,246	13	(8.59)%	1,141,071	21	(0.15)%	108,672	16	0.59%
Total	1,127,517	(52,247)	(14.24)%	1,875,073	5,767	(3.41)%	693,509	28,737	(3.06)%
Interest-bearing liabilities from continued operations
Pesos	10,695,463	636,639	(7.52)%	9,779,756	795,336	(1.79)%	9,627,879	750,324	(1.09)%
Dollars	4,811,786	11,064	(8.38)%	4,975,757	39,349	0.63%	3,187,839	61,034	2.50%
Total	15,507,249	647,703	(7.79)%	14,755,513	834,685	(0.97)%	12,815,718	811,358	(0.20)%
Interest-bearing liabilities from discontinued operations
Pesos	(29,803)	(3,158)	(0.01)%	4,416	45,302	922.44%	7,727	110	(6.93)%
Dollars	—	—	—	—	—	—	—	—	—
Total	(29,803)	(3,158)	(0.01)%	4,416	45,302	922.44%	7,727	110	(6.93)%
Total interest-bearing liabilities
Pesos	10,665,660	633,481	(7.53)%	9,784,172	840,638	(1.37)%	9,635,606	750,434	(1.09)%
Dollars	4,811,786	11,064	(8.38)%	4,975,757	39,349	0.63%	3,187,839	61,034	2.50%
Total	15,477,446	644,545	(7.79)%	14,759,929	879,987	(0.70)%	12,823,445	811,468	(0.20)%

	Fiscal Years ended December 31,
	2010			2009			2008 (3)
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	4,427,600	—	—	3,181,698	—	—	2,932,651	—	—
Dollars	542,521	—	—	92,396	—	—	57,159	—	—
Total	4,970,121	—	—	3,274,094	—	—	2,989,810	—	—
Other liabilities
Pesos	5,025,370	—	—	5,084,911	—	—	4,153,232	—	—
Dollars	747,923	—	—	602,727	—	—	458,556	—	—
Total	5,773,293	—	—	5,687,638	—	—	4,611,788	—	—
Minority interest
Pesos	228,449	—	—	253,725	—	—	251,092	—	—
Total	228,449	—	—	253,725	—	—	251,092	—	—
Stockholders’ equity
Pesos	3,080,101	—	—	2,174,706	—	—	1,829,361	—	—
Total	3,080,101	—	—	2,174,706	—	—	1,829,361	—	—
Non–interest bearing liabilities and stockholders equity from continued operations
Pesos	12,761,520	—	—	10,695,040	—	—	9,166,336	—	—
Dollars	1,290,444	—	—	695,123	—	—	515,715	—	—
Total	14,051,964	—	—	11,390,163	—	—	9,682,051	—	—
Non–interest bearing liabilities and stockholders equity from discontinued operations
Pesos	89,493	—	—	242,118	—	—	366,911	—	—
Dollars	—	—	—	—	—	—	492	—	—
Total	89,493	—	—	242,118	—	—	367,403	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	12,851,013	—	—	10,937,158	—	—	9,533,247	—	—
Dollars	1,290,444	—	—	695,123	—	—	516,207	—	—
Total	14,141,457	—	—	11,632,281	—	—	10,049,454	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	23,456,983	—	—	20,474,796	—	—	18,794,215	—	—
Dollars	6,102,230	—	—	5,670,880	—	—	3,703,554	—	—
Total	29,559,213	—	—	26,145,676	—	—	22,497,769	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	59,690	—	—	246,534	—	—	374,638	—	—
Dollars	—	—	—	—	—	—	492	—	—
Total	59,690	—	—	246,534	—	—	375,130	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	23,516,673	—	—	20,721,330	—	—	19,168,853	—	—
Dollars	6,102,230	—	—	5,670,880	—	—	3,704,046	—	—
Total	29,618,903	—	—	26,392,210	—	—	22,872,899	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Restated from its original version to reflect the effects from discontinued operations.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2010, 2009 and 2008.

	Fiscal Years ended December 31,
	2010			2009			2008 (5)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	6,074,048	1,479,130	24.35%	5,400,834	1,111,016	20.57%	3,758,550	(82,915)	(2.21)%
Dollars	738,121	21,396	2.90%	320,014	5,626	1.76%	117,044	(2,113)	(1.81)%
Total	6,812,169	1,500,526	22.03%	5,720,848	1,116,642	19.52%	3,875,594	(85,028)	(2.19)%
Loans (4)
Private Sector
Pesos	10,677,008	1,712,281	16.04%	8,055,985	1,686,191	20.93%	7,572,337	1,225,627	16.19%
Dollars	2,075,123	63,777	3.07%	1,926,114	118,419	6.15%	2,064,104	125,995	6.10%
Total	12,752,131	1,776,058	13.93%	9,982,099	1,804,610	18.08%	9,636,441	1,351,622	14.03%
Public Sector
Pesos	1,170,000	193,628	16.55%	1,761,877	148,757	8.44%	2,607,926	274,402	10.52%
Total	1,170,000	193,628	16.55%	1,761,877	148,757	8.44%	2,607,926	274,402	10.52%
Deposits with the Central Bank
Pesos	119,463	—	—	115,198	7	0.01%	115,162	7,588	6.59%
Dollars	3,336,469	—	—	3,227,565	13	—	1,087,894	4,157	0.38%
Total	3,455,932	—	—	3,342,763	20	—	1,203,056	11,745	0.98%
Other assets
Pesos	1,232,139	136,937	11.11%	1,703,696	259,152	15.21%	1,387,716	192,355	13.86%
Dollars	124,185	2,423	1.95%	283,662	2,125	0.75%	130,616	4,830	3.70%
Total	1,356,324	139,360	10.27%	1,987,358	261,277	13.15%	1,518,332	197,185	12.99%
Interest-earning assets from continued operations
Pesos	19,272,658	3,521,976	18.27%	17,037,590	3,205,123	18.81%	15,441,691	1,617,057	10.47%
Dollars	6,273,898	87,596	1.40%	5,757,355	126,183	2.19%	3,399,658	132,869	3.91%
Total	25,546,556	3,609,572	14.13%	22,794,945	3,331,306	14.61%	18,841,349	1,749,926	9.29%
Interest-earning assets from discontinued operations
Pesos	42,460	5,303	(0.01)%	176,602	26,030	14.74%	244,357	22,913	9.38%
Dollars	18,868	—	—	23,332	—	—	25,295	—	—
Total	61,328	5,303	(0.01)%	199,934	26,030	13.02%	269,652	22,913	8.50%
Total interest-earning assets
Pesos	19,315,118	3,527,279	18.26%	17,214,192	3,231,153	18.77%	15,686,048	1,639,970	10.45%
Dollars	6,292,766	87,596	1.39%	5,780,687	126,183	2.18%	3,424,953	132,869	3.88%
Total	25,607,884	3,614,875	14.12%	22,994,879	3,357,336	14.60%	19,111,001	1,772,839	9.28%

	Fiscal Years ended December 31,
	2010			2009			2008 (5)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	2,149,106	—	—	1,830,200	—	—	1,831,265	—	—
Dollars	648,694	—	—	498,001	—	—	523,982	—	—
Total	2,797,800	—	—	2,328,201	—	—	2,355,247	—	—
Investments in other companies
Pesos	100,358	—	—	96,345	—	—	198,267	—	—
Dollars	1,037	—	—	990	—	—	840	—	—
Total	101,395	—	—	97,335	—	—	199,107	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	612,212	—	—	545,443	—	—	481,092	—	—
Total	612,212	—	—	545,443	—	—	481,092	—	—
Allowance for loan losses
Pesos	(364,656)	—	—	(429,722)	—	—	(45,316)	—	—
Dollars	(34,497)	—	—	(31,113)	—	—	(33,347)	—	—
Total	(399,153)	—	—	(460,835)	—	—	(78,663)	—	—
Other assets
Pesos	628,678	—	—	779,300	—	—	625,647	—	—
Dollars	271,725	—	—	61,287	—	—	73,991	—	—
Total	900,403	—	—	840,587	—	—	699,638	—	—
Non-interest-earning assets from continued operations
Pesos	3,125,698	—	—	2,821,565	—	—	3,090,956	—	—
Dollars	886,959	—	—	529,165	—	—	565,465	—	—
Total	4,012,657	—	—	3,350,730	—	—	3,656,421	—	—
Non-interest-earning assets from discontinued operations
Pesos	(1,641)	—	—	46,601	—	—	91,893	—	—
Dollars	3	—	—	—	—	—	13,584	—	—
Total	(1,638)	—	—	46,601	—	—	105,477	—	—
Total non-interest-earning assets
Pesos	3,124,057	—	—	2,868,166	—	—	3,182,849	—	—
Dollars	886,962	—	—	529,165	—	—	579,049	—	—
Total	4,011,019	—	—	3,397,331	—	—	3,761,898	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	22,398,356	—	—	19,859,156	—	—	18,532,646	—	—
Dollars	7,160,857	—	—	6,286,520	—	—	3,965,123	—	—
Total	29,559,213	—	—	26,145,676	—	—	22,497,769	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	40,819	—	—	223,202	—	—	336,251	—	—
Dollars	18,871	—	—	23,332	—	—	38,879	—	—
Total	59,690	—	—	246,534	—	—	375,130	—	—
TOTAL ASSETS
Pesos	22,439,175	—	—	20,082,358	—	—	18,868,897	—	—
Dollars	7,179,728	—	—	6,309,852	—	—	4,004,002	—	—
Total	29,618,903	—	—	26,392,210	—	—	22,872,899	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.
(5)	Restated from its original version to reflect the effects from discontinued operations.

	Fiscal Years ended December 31,
	2010			2009			2008 (3)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	3,881,058	5,026	0.13%	3,363,193	8,750	0.26%	3,242,023	7,817	0.24%
Dollars	2,273,514	1,637	0.07%	1,840,846	1,252	0.07%	1,190,844	896	0.08%
Total	6,154,572	6,663	0.11%	5,204,039	10,002	0.19%	4,432,867	8,713	0.20%
Time deposits
Pesos	6,335,859	611,786	9.66%	5,651,906	716,602	12.68%	5,732,426	703,179	12.27%
Dollars	1,789,633	8,019	0.45%	1,871,652	31,520	1.68%	1,359,527	34,258	2.52%
Total	8,125,492	619,805	7.63%	7,523,558	748,122	9.94%	7,091,953	737,437	10.40%
Borrowings from the Central Bank
Pesos	31,643	—	—	25,387	—	—	19,227	—	—
Dollars	2,023	10	0.47%	1,832	18	1.00%	1,634	16	0.99%
Total	33,666	10	0.03%	27,219	18	0.07%	20,861	16	0.08%
Borrowings from other financial institutions
Pesos	9,632	72,087	748.41%	5,268	64,238	1,219.47%	49,366	10,607	21.49%
Dollars	56,370	1,385	2.46%	120,356	6,538	5.43%	527,162	25,848	4.90%
Total	66,002	73,472	111.32%	125,624	70,776	56.34%	576,528	36,455	6.32%
Other liabilities
Pesos	437,271	(52,260)	(11.95)%	734,002	5,746	0.78%	584,837	28,721	4.91%
Dollars	690,246	13	—	1,141,071	21	—	108,672	16	0.01%
Total	1,127,517	(52,247)	(4.63)%	1,875,073	5,767	0.31%	693,509	28,737	4.14%
Interest-bearing liabilities from continued operations
Pesos	10,695,463	636,639	5.95%	9,779,756	795,336	8.13%	9,627,879	750,324	7.79%
Dollars	4,811,786	11,064	0.23%	4,975,757	39,349	0.79%	3,187,839	61,034	1.91%
Total	15,507,249	647,703	4.18%	14,755,513	834,685	5.66%	12,815,718	811,358	6.33%
Interest-bearing liabilities from discontinued operations
Pesos	(29,803)	(3,158)	(0.01)%	4,416	45,302	1,025.74%	7,727	110	1.42%
Dollars	—	—	—	—	—	—	—	—	—
Total	(29,803)	(3,158)	(0.01)%	4,416	45,302	1,025.74%	7,727	110	1.42%
Total interest-bearing liabilities
Pesos	10,665,660	633,481	5.94%	9,784,172	840,638	8.59%	9,635,606	750,434	7.79%
Dollars	4,811,786	11,064	0.23%	4,975,757	39,349	0.79%	3,187,839	61,034	1.91%
Total	15,477,446	644,545	4.16%	14,759,929	879,987	5.96%	12,823,445	811,468	6.33%

	Fiscal Years ended December 31,
	2010			2009			2008 (3)
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	4,427,600	—	—	3,181,698	—	—	2,932,651	—	—
Dollars	542,521	—	—	92,396	—	—	57,159	—	—
Total	4,970,121	—	—	3,274,094	—	—	2,989,810	—	—
Other liabilities
Pesos	5,025,370	—	—	5,084,911	—	—	4,153,232	—	—
Dollars	747,923	—	—	602,727	—	—	458,556	—	—
Total	5,773,293	—	—	5,687,638	—	—	4,611,788	—	—
Minority interest
Pesos	228,449	—	—	253,725	—	—	251,092	—	—
Total	228,449	—	—	253,725	—	—	251,092	—	—
Stockholders’ equity
Pesos	3,080,101	—	—	2,174,706	—	—	1,829,361	—	—
Total	3,080,101	—	—	2,174,706	—	—	1,829,361	—	—
Non–interest-bearing liabilities and stockholders equity from continued operations
Pesos	12,761,520	—	—	10,695,040	—	—	9,166,336	—	—
Dollars	1,290,444	—	—	695,123	—	—	515,715	—	—
Total	14,051,964	—	—	11,390,163	—	—	9,682,051	—	—
Non–interest-bearing liabilities and stockholders equity from discontinued operations
Pesos	89,493	—	—	242,118	—	—	366,911	—	—
Dollars	—	—	—	—	—	—	492	—	—
Total	89,493	—	—	242,118	—	—	367,403	—	—
Total non–interest-bearing liabilities and stockholders equity
Pesos	12,851,013	—	—	10,937,158	—	—	9,533,247	—	—
Dollars	1,290,444	—	—	695,123	—	—	516,207	—	—
Total	14,141,457	—	—	11,632,281	—	—	10,049,454	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	23,456,983	—	—	20,474,796	—	—	18,794,215	—	—
Dollars	6,102,230	—	—	5,670,880	—	—	3,703,554	—	—
Total	29,559,213	—	—	26,145,676	—	—	22,497,769	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	59,690	—	—	246,534	—	—	374,638	—	—
Dollars	—	—	—	—	—	—	492	—	—
Total	59,690	—	—	246,534	—	—	375,130	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	23,516,673	—	—	20,721,330	—	—	19,168,853	—	—
Dollars	6,102,230	—	—	5,670,880	—	—	3,704,046	—	—
Total	29,618,903	—	—	26,392,210	—	—	22,872,899	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)	Restated from its original version to reflect the effects from discontinued operations.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009, for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008 and for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2010/December 2009 Increase (Decrease) Due to Changes in			December 2009/December 2008 Increase (Decrease) Due to Changes in			December 2008/December 2007 Increase (Decrease) Due to Changes in (1)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	163,939	204,175	368,114	337,837	856,094	1,193,931	8,657	(461,885)	(453,228)
Dollars	12,119	3,651	15,770	3,569	4,170	7,739	(1,175)	(3,967)	(5,142)
Total	176,058	207,826	383,884	341,406	860,264	1,201,670	7,482	(465,852)	(458,370)
Loans
Private sector
Pesos	420,336	(394,246)	26,090	101,232	359,332	460,564	306,096	98,863	404,959
Dollars	4,580	(59,222)	(54,642)	(8,484)	908	(7,576)	17,111	3,380	20,491
Total	424,916	(453,468)	(28,552)	92,748	360,240	452,988	323,207	102,243	425,450
Public sector
Pesos	(97,952)	142,823	44,871	(71,433)	(54,212)	(125,645)	17,660	(60,532)	(42,872)
Total	(97,952)	142,823	44,871	(71,433)	(54,212)	(125,645)	17,660	(60,532)	(42,872)
Deposits with the Central Bank
Pesos	—	(7)	(7)	—	(7,581)	(7,581)	753	(5,767)	(5,014)
Dollars	—	(13)	(13)	8	(4,152)	(4,144)	1,819	(4,141)	(2,322)
Total	—	(20)	(20)	8	(11,733)	(11,725)	2,572	(9,908)	(7,336)
Other assets
Pesos	(52,408)	(69,807)	(122,215)	48,064	18,733	66,797	(63,919)	147,281	83,362
Dollars	(3,111)	3,409	298	1,146	(3,851)	(2,705)	1,262	(1,504)	(242)
Total	(55,519)	(66,398)	(121,917)	49,210	14,882	64,092	(62,657)	145,777	83,120
Interest-earning assets from continued operations
Pesos	433,915	(117,062)	316,853	415,700	1,172,366	1,588,066	269,247	(282,040)	(12,793)
Dollars	13,588	(52,175)	(38,587)	(3,761)	(2,925)	(6,686)	19,017	(6,232)	12,785
Total	447,503	(169,237)	278,266	411,939	1,169,441	1,581,380	288,264	(288,272)	(8)
Interest-earning assets from discontinued operations
Pesos	(19,689)	(1,038)	(20,727)	(13,008)	16,125	3,117	1,413	(14,754)	(13,341)
Dollars	(108)	108	—	(309)	309	—	88	(88)	—
Total	(19,797)	(930)	(20,727)	(13,317)	16,434	3,117	1,501	(14,842)	(13,341)
Total interest-earning assets
Pesos	414,226	(118,100)	296,126	402,692	1,188,491	1,591,183	270,660	(296,794)	(26,134)
Dollars	13,480	(52,067)	(38,587)	(4,070)	(2,616)	(6,686)	19,105	(6,320)	12,785
Total	427,706	(170,167)	257,539	398,622	1,185,875	1,584,497	289,765	(303,114)	(13,349)

	December 2010/December 2009 Increase (Decrease) Due to Changes in			December 2009/December 2008 Increase (Decrease) Due to Changes in			December 2008/December 2007 Increase (Decrease) Due to Changes in (1)
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	670	(4,394)	(3,724)	315	618	933	1,088	844	1,932
Dollars	312	73	385	443	(87)	356	205	(22)	183
Total	982	(4,321)	(3,339)	758	531	1,289	1,293	822	2,115
Time deposits
Pesos	66,042	(170,858)	(104,816)	(10,209)	23,632	13,423	(20,251)	197,275	177,024
Dollars	(367)	(23,134)	(23,501)	8,624	(11,362)	(2,738)	7,474	3,548	11,022
Total	65,675	(193,992)	(128,317)	(1,585)	12,270	10,685	(12,777)	200,823	188,046
Borrowings from the Central Bank
Pesos	—	—	—	—	—	—	—	—	—
Dollars	2	(10)	(8)	2	—	2	2	10	12
Total	2	(10)	(8)	2	—	2	2	10	12
Borrowings from other financial institutions
Pesos	32,665	(24,816)	7,849	(537,762)	591,393	53,631	(12,464)	5,219	(7,245)
Dollars	(1,573)	(3,580)	(5,153)	(22,097)	2,787	(19,310)	6,531	(3,902)	2,629
Total	31,092	(28,396)	2,696	(559,859)	594,180	34,321	(5,933)	1,317	(4,616)
Corporate bonds
Dollars	—	—	—	—	—	—	—	(3,694)	(3,694)
Total	—	—	—	—	—	—	—	(3,694)	(3,694)
Other liabilities
Pesos	35,463	(93,469)	(58,006)	1,168	(24,143)	(22,975)	4,686	8,273	12,959
Dollars	(8)	—	(8)	19	(14)	5	8	(1)	7
Total	35,455	(93,469)	(58,014)	1,187	(24,157)	(22,970)	4,694	8,272	12,966
Interest-bearing liabilities from continued operations
Pesos	134,840	(293,537)	(158,697)	(546,488)	591,500	45,012	(26,941)	211,611	184,670
Dollars	(1,634)	(26,651)	(28,285)	(13,009)	(8,676)	(21,685)	14,220	(4,061)	10,159
Total	133,206	(320,188)	(186,982)	(559,497)	582,824	23,327	(12,721)	207,550	194,829
Interest-bearing liabilities from discontinued operations
Pesos	(15,647)	(32,813)	(48,460)	232,309	(187,117)	45,192	697	(1,002)	(305)
Dollars	—	—	—	—	—	—	—	—	—
Total	(15,647)	(32,813)	(48,460)	232,309	(187,117)	45,192	697	(1,002)	(305)
Total interest-bearing liabilities
Pesos	119,193	(326,350)	(207,157)	(314,179)	404,383	90,204	(26,244)	210,609	184,365
Dollars	(1,634)	(26,651)	(28,285)	(13,009)	(8,676)	(21,685)	14,220	(4,061)	10,159
Total	117,559	(353,001)	(235,442)	(327,188)	395,707	68,519	(12,024)	206,548	194,524

(1)	Restated from its original version to reflect the effects from discontinued operations.

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Years ended December 31,
	2010	2009	2008
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	19,315,118	17,214,192	15,686,048
Dollars	6,292,766	5,780,687	3,424,953
Total	25,607,884	22,994,879	19,111,001
Net interest income (1)
Pesos	2,893,798	2,390,515	889,536
Dollars	76,532	86,834	71,835
Total	2,970,330	2,477,349	961,371
Net interest margin (2)
Pesos	14.98%	13.89%	5.67%
Dollars	1.22%	1.50%	2.10%
Weighted average rate	11.60%	10.77%	5.03%
Yield spread nominal basis (3)
Pesos	12.32%	10.18%	2.67%
Dollars	1.16%	1.39%	1.96%
Weighted average rate	9.95%	8.64%	2.95%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2010, 2009 and 2008 by type and currency of denomination.

	Fiscal Years ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Government securities
In pesos:
Investment accounts
Debt consolidation bonds—Social security (BOCON)	52,261	55,846	59,737
Argentine bonds	771,609	541,555	439,816
Argentine Central Bank notes (NOBAC)	178,833	546,402	371,274
Holding for trading or financial transactions
Debt consolidation bonds—Social security (BOCON)	1,215	590	6,600
Argentine bonds	197,365	53,894	34,874
Other debt bonds	106	60	3,103
Holding available for sale
Debt consolidation bonds—Social security (BOCON)	170,054	157,614	65,213
Argentine bonds	379,925	108,577	26,456
Argentine Central Bank notes (NOBAC)	—	83,996	485,833
Argentine Central Bank bills (LEBAC)	532,818	205,583	—
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	1,117,930	2,164,361	1,267,667
Argentine Central Bank notes (NOBAC)	1,252,438	788,783	1,409,020
Unlisted government securities
Argentine bonds	2,055,270	1,960,793	1,002,431
Tax credit certificates	6	6	6
Other debt bonds	164	228	223
Total government securities in pesos	6,709,994	6,668,288	5,172,253
In foreign currency:
Investment accounts
Argentine bonds	292,670	190,960	84,707
Government Securities for repurchase agreements with the Argentine Central Bank
Argentine bonds	—	68,250	334,688
Holding for trading or financial transactions
Argentine bonds	20,313	62,570	27,764
Other debt bonds	223,479	371,062	200,428
Holding available for sale
Argentine bonds	145,500	84,405	—
Unlisted government securities
Argentine bonds	—	—	2,148
Other debt bonds	11	19	25
Total government securities in foreign currency	681,973	777,266	649,760
Total government securities	7,391,967	7,445,554	5,822,013
Investments in listed private securities
Shares	56	46	3,708
Corporate bonds—Listed	72,636	68,345	40,478
Mutual funds	19,932	128,742	50,228
Certificates of participation in financial trusts	10,980	21,472	69,980
Total private securities	103,604	218,605	164,394
Subtotal government and private securities	7,495,571	7,664,159	5,986,407
Allowances	(189)	(449,927)	(752,747)
Total government and private securities	7,495,382	7,214,232	5,233,660
Corporate bonds—Unlisted	102,368	119,488	104,476

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2010 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Investment accounts
Debt consolidation bonds-Social security (BOCON) (*)	11,257	33,035	4,810	3,159	52,261
Argentine bonds (*)	—	366,356	—	405,253	771,609
Argentine Central Bank notes (NOBAC) (*)	178,833	—	—	—	178,833
Holding for trading on financial transactions
Debt consolidation bonds-Social security (BOCON) (*)	—	212	605	398	1,215
Argentine bonds (*)	146	162,540	519	34,160	197,365
Other debt bonds	—	26	80	—	106
Holding available for sale
Debt consolidation bonds-Social security (BOCON) (*)	36,118	101,135	32,801	—	170,054
Argentine bonds (*)	15,113	334,578	30,234	—	379,925
Argentine Central Bank bills (LEBAC) (*)	532,818	—	—	—	532,818
Instruments issued by the Argentine Central Banks
Argentine Central Bank bills (LEBAC) (*)	1,117,930	—	—	—	1,117,930
Argentine Central Bank notes (NOBAC) (*)	1,252,438	—	—	—	1,252,438
Unlisted Government Securities
Argentine bonds (*)	100,478	1,469,147	485,645	—	2,055,270
Tax credit certificates	6	—	—	—	6
Other debt bonds	164	—	—	—	164
Total government securities in pesos	3,245,301	2,467,029	554,694	442,970	6,709,994
In foreign currency:
Investment accounts
Argentine bonds (*)	—	122,487	—	170,183	292,670
Holding for trading on financial transactions
Argentine bonds (*)	13,743	1,705	4,697	168	20,313
Other debt bonds	95,736	127,541	92	110	223,479
Holding available for sale
Argentine bonds (*)	—	145,500	—	—	145,500
Unlisted government securities
Other debt bonds	11	—	—	—	11
Total government securities in foreign currency	109,490	397,233	4,789	170,461	681,973
Total government securities	3,354,791	2,864,262	559,483	613,431	7,391,967
Certificates of participation on financial trust	1,984	4,498	4,498	—	10,980
Corporate bonds—Listed	69,167	3,469	—	—	72,636
Corporate bonds —Unlisted	84,943	17,425	—	—	102,368
Weighted average yield (for the securities indicated with *)	11.18%	14.42%	16.57%	7.59%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2010, 2009 and 2008. Loans are stated before deduction of the allowance for loan losses.

	Fiscal Years ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Principal
Advances (1)	2,366,957	1,703,750	1,413,522
Notes discounted and purchased (2)	2,086,979	1,068,567	1,241,508
Secured with mortgages	840,841	838,410	946,804
Consumer loans (3)	5,763,202	3,764,239	3,606,729
Financial loans (4)	578,878	384,331	598,755
Loans to governmental sector (5)	1,297,642	1,400,243	2,400,511
Other loans	4,010,249	2,806,667	2,373,476

Less: Unaccrued interest and unused collections (6)	(28,292)	(16,471)	(24,304)

Less: Difference arising from purchase of portfolio	—	—	(102)

Plus: Interest and exchange differences receivable	179,623	139,839	147,079

Less: Allowance for loan losses	(396,227)	(337,686)	(196,489)
Total	16,699,852	11,751,889	12,507,489

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by taxable rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	Fiscal Years ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Liquid guarantees	323,409	72,609	73,871
Preferred guarantees	1,628,841	1,240,138	1,320,822
Total	1,952,250	1,312,747	1,394,693

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

Risk Management in 2010

BBVA Banco Francés Risk Area continues to enhance and improve the model that was implemented in 2008. This includes adapting the structure to modernize it and make it more flexible to meet the needs of the new environment. We continued amending the Risks structure, changing tasks and jobs, with a major reorganization of the department, in addition to creating new areas for a better comprehensive Management of all Risks.

At Retail Risks we continued implementing credit policies to foster the credit operations. Credit risks were defined for each customer and these are updated from time to time to enable customers to have the full array of bank products available in real time. This year we have also updated credit tools to be able to offer the Bank’s products to a larger number of argentines. We reviewed reactive and behavioral scores for this purpose. Furthermore, we should also mention the implementation of a new customers and collections follow up tool that shows in a single application all the efforts made by the participating areas: call center, collection offices and agencies. The efficient handling of the retail sector made it possible to report excellent quality indicators.

On the other hand the Company and Wholesale Risks Area continued handling Risks efficiently, responding to all requests from corporations and SME’s requests, emphasizing follow up and the preventive alerts implemented in 2009. These alerts indicate the portfolio sensitivity to environmental changes within a general framework, trying to make sure that we are always aware of any changes in every sector of the industry. At present, about 90% of the bank’s qualified portfolio is being monitored by this system.

Based on the above, and in a positive macroeconomic trend in 2010 we developed a series of actions that accompanied investment plans. These entailed, among others: increasing admission resources, increasing the authority of officers for all levels of approval, a better planning and coordination with business areas of customer contact plans and process review and upgrading. We achieved a significant increase in the portfolio of loans granted to companies, keeping up our market leadership as regards risking quality indicators.

Credit products: The number of personal loans and credit cards granted increased, and we also had a significant increase in our credit offer to corporations and SME’s with credit lines earmarked to finance working capital and fixed assets investment projects. These are aimed at meeting domestic demand and export market requirements (check discounts, leasing, medium term loans and the  Comex line)

Non-Performing Loans: There was a significant decrease in NPLs, 1.00% in December 2009 down to 0.47% in December 2010. The same happened with the private portfolio which went from 1.01% in 2009 to 0.43% in 2010. These are absolute minimum ratios in the Argentine financial system. Risk Premium ratio continues topping the financial system with a ratio of 4.53%; BBVA Banco Francés managed to keep this place throughout the year.

Concurrently a very powerful Risk Strategic Management Area was created to accompany the Management process. This new area focuses on the principles ruling the New Basle Capital Accord (BIS II) where expected portfolio losses are analyzed, based on assumed risks. It is also centered upon the development of a new Information Management Area to define risk decisions and an in-depth analysis of operation, structural and market risks. The Global Management Unit continues working hard to strengthen the Capitals Map (Expected Loss and Economic Capital) methodologies targeted to mitigate risks.

The purpose of the Capitals Map is to quantify calculated risks with the expected and unexpected model, breaking it down on the basis of Banco Francés types, as well as that of its subsidiaries and associated companies. This methodology, based on the Basle II documents produces calculation methods that allow a breakdown of possible losses, bearing in mind the type of company involved. This way we can obtain an Expected Loss calculation broken down by portfolio, area, banks, products and customers. This helps us to determine the most dangerous area to apply differential policies in the future in order to mitigate investments risks. Expected Risks are part of the calculation that help us to determine profits adjusted to risks in every portfolio. At present we are attempting to get parameters by item and economic region.

We also continued with the development of internal processes that will allow our Bank to reach the standards of the New Basel Capital Accord (BIS II), going beyond the requirements of the Argentine Central Bank, whose directives aim at the implementation of the Simplified Method of this Accord (BIS II).

Along the same lines, the Internal Control and Operational Risk Model is updated and assessed on an ongoing basis by Internal Controls and New Products since 2007. This is also reviewed by Internal Audit in connection with those companies that are subjected to the SOX Act.

Internal Controls and New Products includes the Internal Controls and Operational Risks Unit, which has the responsibility of ensuring an updated, standardized and pertinent control environment in all the Group’s units in Argentina. There are other compliance units also: Financial Information Internal Control Unit whose main job is to ensure compliance with the SOX Certification legal requirements; Global Business Internal Control that is in charge of ensuring and assessing internal controls of the market area processes, and the Technical Secretary that monitors compliance with formal provisions of risks committees, as well as ensuring that assumed risks fall within the risk levels and breakdown required by the Argentine Central Bank (BCRA.)

In 2010 we emphasized the development of the Internal Control and Operational Risk Officer (CIRO - Control Interno y Riesgo Operacional, in Spanish) at all the Group’s divisions in Argentina. These officers are directly responsible for guaranteeing the review, assessment and ongoing update of the Internal Control and Operational Risk model. The CIRO’s continued documenting the model that includes all of Group’s companies, based on the identification of all operating processes, risks and controls designed for mitigation. There is a global risks map for a dynamic and ongoing assessment of all business activities, inherent risks, and in the most critical cases, efficiency of related controls. An evaluation of the Bank’s Operational Risk and Internal Control Model included 624 risks with 443 associated controls which did not show any material weaknesses. We also updated the EvRos (annual) and Trasnvar (quarterly) Tools and held quarterly meetings of the Operational Risk and Internal Control Committees for every area where we followed up the risk factors and corresponding mitigation measures.

With this we can be certain that we have a modern, updated Operational Risk and Internal Control Model which is permanently assessed which complies with international risk standards and is structured with all of its officers on line, which brings them closer to the processes and better prospective to assess risks and correct any weak points.

The year 2010 was also useful for the expansion and consolidation of the Market Risks Unit that continued monitoring and following up market risks using the AC VaR corporate tool and we also implemented the new management tools Lambda and STAR. These support and monitor all money desk transactions, providing information to Lambda (in-house credit risk) and Sigma (Management results) to maximize follow up and monitoring of all transactions that may bring about financial risks.

Market Risk reported a significant progress, refining its methodologies and management models to work out market stress testing that guarantee foreseeable action frameworks for the bank and an adequate response when faced with an unforeseeably unfavorable scenario.

Credit Recovery continued to have an outstanding role thanks to efficient management of “non-performing” and “write-off” portfolios, which resulted in a high collection level. Non-performing loans Collection during the year amounted to Ps.74 million, while write-off collections were Ps.51 million. Both of them exceeded budget figures and placed BBVA Banco Francés among first line banks because of the good results achieved here.

In addition and in connection with the associated companies, we established liquidity risk monitoring and follow-up systems, along with market and credit monitoring for all managed portfolios.

All of this has made it possible for BBVA Banco Francés to close down an exceptional year from the point of view of Risk. This is further enhanced when taking into consideration a context full of challenges for the banking industry.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2010, 2009 and 2008. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	Fiscal year ended December 31,
	2010		2009		2008
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	474,384	2.77%	292,020	2.42%	311,226	2.45%
Beverage	382,504	2.24%	254,800	2.11%	165,130	1.30%
Construction	137,591	0.80%	89,022	0.74%	128,242	1.01%
Consumer	6,816,984	39.87%	4,451,310	36.82%	4,270,716	33.62%
Electricity, oil, water and sanitary services	161,948	0.95%	57,789	0.48%	92,258	0.73%
Financial sector	772,161	4.52%	384,331	3.18%	598,755	4.71%
Foodstuff	395,994	2.32%	307,960	2.55%	265,929	2.09%
Government services	1,297,642	7.59%	1,400,243	11.58%	2,400,511	18.90%
Industrial metals	477,156	2.79%	328,187	2.71%	259,660	2.04%
Leather and fur product	15,077	0.09%	8,299	0.07%	9,375	0.07%
Mining products	396,875	2.32%	567,374	4.69%	263,913	2.08%
Oil and carbon	107,730	0.63%	153,418	1.27%	304,147	2.39%
Others	3,765,356	22.02%	2,842,973	23.52%	2,575,617	20.27%
Other manufacturing	61,110	0.36%	46,362	0.38%	95,143	0.75%
Paper products	22,869	0.13%	20,253	0.17%	19,959	0.16%
Rubber products	80,849	0.47%	43,648	0.36%	61,248	0.48%
Retail trade	722,860	4.23%	264,130	2.18%	354,681	2.79%
Services	210,516	1.23%	119,954	0.99%	35,530	0.28%
Shoes, apparel and other textile products	49,186	0.29%	6,976	0.06%	22,473	0.18%
Textile	80,367	0.47%	39,181	0.32%	36,836	0.29%
Tobacco	6,656	0.04%	7,095	0.06%	5,021	0.04%
Transportation material	107,213	0.63%	93,105	0.77%	96,173	0.76%
Wholesale trade	528,076	3.09%	298,835	2.47%	318,442	2.51%
Wood products and cork	24,975	0.15%	12,310	0.10%	13,095	0.10%
Total	17,096,079	100.00%	12,089,575	100.00%	12,704,080	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2010 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2010	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	1,297,642	21,003	170,436	1,059,000	47,203
To the financial sector	578,878	145,647	176,599	256,085	547
To the non-financial private sector and residents abroad	15,219,559	6,559,154	4,374,411	3,771,890	514,104
Overdrafts	2,431,980	961,566	1,448,778	21,636	—
With privileged guarantees	1,689,470	85,250	334,363	766,288	503,569
Credit cards	2,462,463	2,462,463	—	—	—
Other	8,635,646	3,049,875	2,591,270	2,983,966	10,535
Total	17,096,079	6,725,804	4,721,446	5,086,975	561,854
Percentage of total loan portfolio	100.00%	39.34%	27.62%	29.76%	3.29%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2010, 2009 and 2008, the aggregate amount of our “cross-border outstandings” exceeding 1% of total assets at each date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency. Our cross-border outstandings are denominated exclusively in dollars, converted into pesos in the chart below.

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Cross-border outstandings to Spanish borrowers	193,283	—	—
Total	193,283	—	—

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2010

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2010. Loans are stated before deduction of the allowance for loan losses.

Fiscal Year Ended December 31, 2010
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	1,724,930
Foreign currency	29,873
1,754,803
Fixed Rate
Pesos	12,657,163
Foreign currency	2,603,736
15,260,899
Non-performing (1)
Pesos	78,940
Foreign currency	1,437
80,377
Total	17,096,079
_________________ (1) For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2010.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	33,578	1,072,625
To the financial sector	381,290	76,961
To the non-financial private sector and residents abroad	3,753,284	251,201
Total	4,168,152	1,400,787

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

On December 26, 2008, by Communication “A” 4891, Point 7.4 of the Debtors Classification Regulation was incorporated. It contemplates controlling the totality of our entity’s non-performing consumer portfolio (Categories 3, 4 and 5) in respect of the financial system. If the result from the formula below is greater than 5% on the last day of a calendar quarter or greater than 10% in a year, the financial institution must inform the origin of such circumstance to the Superintendency of Financial Institutions and Exchanges, providing such explanations as may be requested and, if applicable, the amendments to be introduced in its credit policy so as to improve the quality of its credit portfolio.

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
_____________ (*) The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

(ii)	For a situation improved by Percentage of Capital Cancellation, the following table applies (also applicable to Commercial Portfolio) (**):

Until December 31, 2009:

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	20%	—	—	—
Change to Medium Risk	35%	15%	—	—
Change to Low Risk	45%	25%	10%	—
Change to Normal	55%	35%	20%	10%
_____________ (**) For amortization systems with periods greater than bimonthly or irregular.

From January 1, 2010:

	Percentage of cancellation
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	15%	—	—	—
Change to Medium Risk	25%	10%	—	—
Change to Low Risk	30%	15%	5%	—
Change to Normal	35%	20%	10%	5%
_____________ (**) For amortization systems with periods greater than bimonthly or irregular.

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

(2)	The entity has not yet classified its debtors in the “Special tracking -under negotiation or with refinancing agreements” category.
(3)	Extensions of credit that do not surpass the result of applying the percentages indicated below over the balance of the existing debt on the day prior to the extension of the additional credit:

Irrecoverable	10%
Difficult recovery / High risk of insolvency	20%
Deficient servicing / Problem	30%
Inadequate servicing / Potential risk	40%

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

By Communication “A” 4683 the BCRA introduced the possibility for debtors of the Consumer and Consumer-like Portfolio to be assigned a percentage above the minimum estimate for the situation without having to be automatically reclassified to the next category. BBVA Banco Frances has not used this possibility further supported by the regulations.

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

The Central Bank regulations set requirements for the review by banks of their classification of borrowers. The classification given to borrowers whose outstanding loans represent at any given time more than 5% of the lending bank’s risk-hyphen weighted capital must be reviewed at least on a quarterly basis. The classification given to borrowers whose outstanding loans represent at any time between 1.00% and 5.00% of the lending bank’s risk-weighted capital, or are for an amount greater than Ps.1.0 million, must be reviewed at least every six months. The classification of all other types of borrowers must be reviewed at least once a year. In addition, banks must review the classification given to a borrower in any of the following situations:

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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	Fiscal Years Ended December 31,
	2010	%	2009	%	2008	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	16,940,541	99.09%	11,878,068	98.25%	12,527,583	98.61%
Low risk / Special tracking	75,161	0.44%	90,007	0.74%	65,798	0.52%
Medium risk / Problem	32,929	0.19%	45,918	0.38%	36,340	0.29%
High risk / High risk of insolvency	35,114	0.21%	64,933	0.54%	67,812	0.52%
Irrecoverable	12,152	0.07%	10,392	0.09%	5,820	0.05%
Irrecoverable for technical decision	182	—	257	—	727	0.01%
Total	17,096,079	100.00%	12,089,575	100.00%	12,704,080	100.00%

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2010, 2009, 2008, 2007 and 2006 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	Fiscal Years Ended December 31,
	2010		2009		2008		2007		2006
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	6,411,481	98.18%	4,417,993	96.47%	4,358,063	97.19%	3,332,574	98.29%	2,086,773	98.06%
Normal (Commercial)	10,529,060	99.65%	7,460,075	99.33%	8,169,520	99.39%	8,149,489	99.40%	7,487,039	98.85%
	16,940,541	99.09%	11,878,068	98.25%	12,527,583	98.61%	11,482,063	99.08%	9,573,812	98.69%
Low risk (Consumer)	50,854	0.78%	54,838	1.20%	55,071	1.23%	26,168	0.77%	20,138	0.95%
Special tracking (Commercial)	24,307	0.23%	35,169	0.47%	10,727	0.13%	17,733	0.22%	27,546	0.36%
	75,161	0.44%	90,007	0.74%	65,798	0.52%	43,901	0.38%	47,684	0.49%
Medium risk (Consumer)	31,016	0.47%	42,503	0.93%	33,008	0.74%	12,027	0.35%	8,061	0.38%
Problem (Commercial)	1,913	0.02%	3,415	0.05%	3,332	0.04%	4,790	0.06%	5,212	0.07%
	32,929	0.19%	45,918	0.38%	36,340	0.29%	16,817	0.15%	13,273	0.14%
High risk (Consumer)	27,252	0.42%	58,605	1.28%	35,076	0.78%	837	0.02%	6,357	0.30%
High risk of insolvency (Commercial)	7,862	0.07%	6,328	0.08%	32,736	0.40%	25,857	0.31%	23,376	0.31%
	35,114	0.21%	64,933	0.54%	67,812	0.53%	26,694	0.24%	29,733	0.31%
Irrecoverable (Consumer)	9,613	0.15%	5,364	0.12%	2,362	0.05%	17,689	0.52%	6,158	0.29%
Irrecoverable (Commercial)	2,539	0.02%	5,028	0.07%	3,458	0.03%	518	0.01%	29,883	0.39%
	12,152	0.07%	10,392	0.09%	5,820	0.05%	18,207	0.16%	36,041	0.37%
Irrecoverable for technical decision (Consumer)	120	—	98	—	480	0.01%	1,260	0.05%	827	0.04%
Irrecoverable for technical decision (Commercial)	62	—	159	—	247	0.01%	—	—	—	—
	182	—	257	—	727	0.01%	1,260	0.01%	827	0.01%
Total consumer loans	6,530,336	100.00%	4,579,401	100.00%	4,484,060	100.00%	3,390,555	100.00%	2,128,314	100.00%
Total commercial loans	10,565,743	100.00%	7,510,174	100.00%	8,220,020	100.00%	8,198,387	100.00%	7,573,056	100.00%
Total	17,096,079	100.00%	12,089,575	100.00%	12,704,080	100.00%	11,588,942	100.00%	9,701,370	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of pesos)
Non-performing loans (1)	80,377	121,500	110,699	62,978	79,874
Total	80,377	121,500	110,699	62,978	79,874

With preferred guarantees	15,228	15,929	10,408	3,900	3,777
Unsecured	65,149	105,571	100,291	59,078	76,097
Total	80,377	121,500	110,699	62,978	79,874

(1)
Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2010, 2009, 2008, 2007 and 2006, non-performing loans include Ps.46,538 thousand, Ps.91,671 thousand, Ps.93,573 thousand, Ps.57,439 thousand and Ps.74,848 thousand, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	Fiscal Years Ended December 31,
	2010		2009		2008		2007		2006
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agriculture and livestock	78	0.10%	61	0.05%	156	0.14%	20	0.03%	412	0.52%
Beverage	1	—	—	—	—	—	—	—	5	0.01%
Construction	862	1.07%	1,498	1.23%	1,980	1.79%	774	1.23%	436	0.55%
Consumer	34,909	43.43%	41,814	34.41%	34,780	31.42%	12,264	19.47%	6,339	7.94%
Electrical machinery	3	—	16	0.01%	—	—	1	—	2	—
Financial sector	5	0.01%	—	—	—	—	—	—	—	—
Foodstuff	2	—	16	0.01%	35	0.03%	26	0.04%	6	0.01%
Government services	1	—	1	—	—	—	—	—	—	—
Industrial metals	—	—	9	0.01%	1	—	5	0.01%	—	—
Leather and fur products	—	—	4	—	2	—	—	—	—	—
Mining products	2	—	—	—	—	—	1	—	—	—
Oil and carbon	81	0.10%	—	—	—	—	—	—	—	—
Others	33,257	41.37%	64,826	53.35%	54,024	48.80%	39,637	62.94%	67,205	84.12%
Other manufacturing	56	0.07%	1	—	—	—	—	—	—	—
Printer, publishers and related industries	3	—	8	0.01%	—	—	—	—	1	—
Rubber products	—	—	3	—	—	—	4	0.01%	—	—
Retail trade	9,590	11.93%	8,105	6.68%	13,294	12.01%	7,526	11.95%	3,711	4.65%
Services	43	0.05%	156	0.13%	37	0.03%	23	0.04%	19	0.02%
Shoes, apparel and other textile products	86	0.11%	3	—
Textile	4	—	1	—	9	0.01%	1	—	1	—
Tobacco	—	—	5	—	—	—	—	—	—	—
Transportation material	1	—	7	0.01%	4	—	—	—	—	—
Wholesale trade	1,387	1.74%	4,966	4.10%	6,377	5.77%	2,696	4.29%	1,737	2.18%
Wood products and cork	6	0.01%	—	—	—	—	—	—	—	—
Total	80,377	100.00%	121,500	100.00%	110,699	100.00%	62,978	100.00%	79,874	100.00%

As of December 31, 2010, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.255.0 million, or 1.49% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 amounted to Ps.51.0 million, Ps.59.8 million, Ps.56.9 million, Ps.54.2 million and Ps.56.1 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. See Note 19.6 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	337,686	196,489	198,728	167,097	184,885
Provisions for loan losses	178,800	244,800	38,124	61,985	69,799
Charge-offs (1)	(120,259)	(103,603)	(40,363)	(30,354)	(87,587)
Advances	(23,977)	(32,520)	(1,767)	(10,311)	(3,513)
Consumer	(72,849)	(24,645)	(14,658)	—	(4,543)
Notes discounted and purchased	(22,842)	(26,451)	(4,499)	(8,239)	(8,711)
Other	(590)	(19,987)	(19,439)	(11,804)	(70,820)
Balance at the end of year	396,227	337,686	196,489	198,728	167,097
Net charge-off / average loans	0.85	0.85%	0.34%	0.29%	0.97%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.120.3 million charged-off in the fiscal year ended December 31, 2010, Ps.77.3 million, or 64.25%, were related to corporate borrowers and Ps.43.0 million, or 35.75%, were related to individual consumers. Of the Ps.103.6 million charged-off in the fiscal year ended December 31, 2009, Ps.28.4 million, or 27.45%, were related to corporate borrowers and Ps.75.2 million, or 72.55%, were related to individual consumers. Of the Ps.40.4 million charged-off in the fiscal year ended December 31, 2008, Ps.18.6 million, or 46.06%, were related to corporate borrowers and Ps.21.8 million, or 53.94%, were related to individual consumers. Of the Ps.30.4 million charged-off in the fiscal year ended December 31, 2007, Ps.21.0 million, or 69.04%, were related to corporate borrowers and Ps.9.4 million, or 30.96%, were related to individual consumers. Of the Ps.87.6 million charged-off in the fiscal year ended December 31, 2006, Ps.69.1 million, or 78.90%, were related to corporate borrowers and Ps.18.5 million, or 21.10%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Fiscal Years Ended December 31,
	2010		2009		2008		2007		2006
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	34,201	14.57%	25,192	16.31%	17,131	12.74%	20,158	13.06%	19,947	19.02%
Notes discounted and purchased	29,306	12.84%	15,692	10.23%	15,194	11.19%	22,295	14.09%	12,359	10.27%
Secured with mortgages	19,412	5.18%	15,379	8.03%	10,975	8.53%	12,877	7.60%	8,081	5.96%
Chattel mortgage	17,604	5.12%	10,641	1.00%	7,015	4.61%	3,648	2.49%	1,403	0.13%
Consumers loans	214,847	30.35%	197,786	31.43%	75,869	27.90%	51,387	21.07%	23,296	15.73%
Financial Loans	12,156	3.29%	7,595	5.22%	8,909	4.98%	9,819	4.98%	5,188	5.33%
Other loans to governmental sector	—	3.97%	—	1.12%	—	8.67%	—	10.45%	—	14.18%
Other	68,701	24.68%	65,402	26.66%	61,396	21.38%	78,544	26.26%	96,823	29.38%
Total	396,227	100.00%	337,686	100.00%	196,489	100.00%	198,728	100.00%	167,097	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2010, 2009 and 2008.

	Fiscal Year ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	4,427,600	3,181,698	2,932,651
Dollars	542,521	92,396	57,159
Total	4,970,121	3,274,094	2,989,810
Saving accounts
Average
Pesos	3,881,058	3,363,193	3,242,023
Dollars	2,273,514	1,840,846	1,190,844
Total	6,154,572	5,204,039	4,432,867
Average real rate
Pesos	(12.60)%	(8.94)%	(8.02)%
Dollars	(8.53)%	(0.09)%	0.65%
Total	(11.09)%	(5.81)%	(5.69)%
Time deposits
Average
Pesos	6,335,859	5,651,906	5,732,426
Dollars	1,789,633	1,871,652	1,359,527
Total	8,125,492	7,523,558	7,091,953
Average real rate
Pesos	(4.28)%	2.34%	3.02%
Dollars	(8.18)%	1.53%	3.11%
Total	(5.14)%	2.14%	3.03%

Maturity of Deposits at December 31, 2010

The following table sets forth information regarding the maturity of our deposits at December 31, 2010.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	5,181,852	5,181,852	—	—	—
Savings	7,533,437	7,533,437	—	—	—
Time deposits	9,271,788	8,400,476	510,922	230,954	129,436
Investment accounts	80,904	27,304	53,600	—	—
Other	393,326	388,102	409	4,815	—
Total	22,461,307	21,531,171	564,931	235,769	129,436

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of U.S.$100,000 or more at December 31, 2010.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	4,739,250	4,137,122	278,542	200,306	123,280
Foreign offices	—	—	—	—	—
Total	4,739,250	4,137,122	278,542	200,306	123,280

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Banco Francés for the fiscal years indicated.

	Fiscal Years ended December 31,
	2010	2009	2008
	(in thousands of pesos, except percentages)
Net income	1,198,179	718,462	321,510
Average total assets (1)	29,485,920	26,108,529	23,924,232
Average stockholders’ equity (1)	3,336,694	2,501,248	2,066,431
Stockholders’ equity at the end of the fiscal year	3,746,915	2,926,472	2,076,024
Net income as a percentage of:
Average total assets	4.06%	2.75%	1.34%
Average stockholders’ equity	35.91%	28.72%	15.56%
Declared dividends (2)	804,000	480,000	100,000
Dividend payout ratio (3)	67.10%	66.81%	31.10%
Average stockholders’ equity as a percentage of average total assets	11.32%	9.58%	8.64%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal year ended December 31, 2010, the dividends authorized at the Ordinary and Extraordinary Shareholders’ Meeting on March 30, 2011 were Ps.804 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2009 the dividends were paid totally in cash. For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares.

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.1.9 billion, Ps.1.2 billion and Ps.3.0 billion for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. The table below shows those amounts at the end of each fiscal year.

	At December 31,
	2010		2009		2008
	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	1,930,388	1.1%	1,172,743	10.4%	3,003,372	2.2%
Average during year	2,419,380	1.7%	2,108,840	6.0%	2,110,645	5.0%
Maximum month-end balance	4,844,829		3,314,174		3,003,372

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On November 30, 2010, Argentina’s banking system consisted of 64 commercial banks, of which 12 were government-owned or government-related banks and 52 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on November 30, 2010, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco Macro S.A., BBVA Banco Francés, Banco de Galicia y Buenos Aires S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Banco Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 52.51% of deposits and approximately 62.09% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 41.12% of all deposits and 49.20% of all loans in the Argentine financial system. The largest foreign bank at such date was Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of November 30, 2010, based on the available data of the Central Bank, such entities accounted for approximately 41.79% of deposits and approximately 30.65% of gross loans in the Argentine banking system.

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

Reserve Requirements and Liquidity Requirements

The minimum cash system determines what portion of their deposits or obligations the entities must keep available, that is to say, not as part of their lending capacity. The minimum cash requirement is calculated on the monthly average of daily balances for comprised obligations as recorded at the close of each calendar month, and must be observed separately for each currency of denomination of the comprised obligations. Compliance must take place in the same currency of the requirement, except in the event of sight obligations for transfers from abroad in foreign currencies other than the U.S. dollar which must be accounted for in this currency, making use of one of the following:

(i)	cash held in treasury and in custody at other banks. This item cannot exceed 67% calculated on total items included;

(ii)	current accounts in Pesos of the financial entities with the Central Bank;

(iii)	minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies;

(iv)	special guarantee accounts in favor of electronic clearing houses;

(v)	current accounts of non banking financial institutions;

(vi)	cash in transit and in value carriers. This item cannot exceed 67% calculated on total items included;

(vii)	special current accounts in connection with the attention of pension benefits; and

(viii)	minimum cash account of public securities and instruments issued by the Central Bank, at market value and of the same type.

Minimum daily cash: on no day of the month, as of the close of each day, may the sum of the balances admitted for integration as mentioned in (ii), (iii), (iv), (v) and (vii) above be less than 50% of the total minimum cash required deposits consisting of public securities and debt instruments issued by the BCRA will not be taken into account for purposes of the calculation of the minimum daily cash requirement, as determined for the immediately preceding month, or less than 70% if the immediately preceding calculation period showed a monthly average deficiency exceeding the admitted margin to be transported.

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

The following table discloses the minimum cash requirements with respect to each type of account in force since December 2010:

Type of Account	From Dec 2010
Current accounts and sight accounts open in Credit Unions (1)	19%
Other demand deposits, basic account and universal free account (2)
In pesos	19%
In foreign currency	20%
Savings accounts
In pesos	19%
In foreign currency	20%
Unused balances from current account advances effected	19%
Current accounts of financial institutions (3)	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option (4):

In pesos
Up to 29 days	14%
From 30 to 59 days	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%
In foreign currency
Up to 29 days	20%
From 30 to 59 days	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
Bonds for foreign financial lines	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%
From 30 to 59	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%
In foreign currency
Up to 29 days	20%
From 30 to 59	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
b) Others	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%
In foreign currency	10%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%
In foreign currency	20%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	16%

(1)	In accordance with the Communication “A” 5108.
(2)	In accordance with the Communication “A” 5164.
(3)	Computable for payment of their Minimum Required Reserves.
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

(6)
Debt securities or certificates of participation in financial trusts -including other collection rights specifically acknowledged in the trust agreement to be constituted within the within the framework of loans established by multilateral credit institutions of which Argentina is a party whose assets under management are loans originated by financial entities under the terms described in points (1) through (3) above and the first paragraph of point (4).

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

(8)
Financing transactions for purposes other than mentioned in points (1) to (3) above and the first paragraph of point (4), included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

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

These requirements, subject to certain transition rules which effectively reduce the amount of capital required in the first two years, went into effect at the end of 1990. If the Basel Accord had been applied to us at December 31, 2010, our Total Capital would have been approximately 2.19 times the minimum required.

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

With respect to the minimum capital requirements of Tier I, the Central Bank has adopted the Simplified Standardized Approach for credit risk (to date this methodology has not been implemented by the BCRA). As mentioned in its publication “Route sheet for implementing Basel II”, the Central Bank considers that such approach will not imply major modifications or variations in the calculation, or in the global capital requirement for financial entities. As far as the capital requirement for Operational Risk is concerned, the Central Bank deems it convenient to continue analyzing the available measuring alternatives in order to identify the one that can be best applied –in its own view- to the local financial system; in spite of which it will encourage the adoption of good practices regarding the administration of this risk. In addition, the Central Bank will maintain the scheme for calculating the capital requirement for market risk, which is in line with the provisions set forth by the Basel Committee in 1996, in respect of which no amendments were introduced by Basel II, as well as the capital requirement for interest rate risk, which is incorporated by Basel II within the risks to be quantified in Tier II. The Central Bank also foresees the adoption of measures to fully implement Tiers II and III of the New Framework, on a gradual basis and prior to the full enforcement of the capital requirements contained in Tier I, as established by the good practices suggested by the Basel Committee for a healthy implementation of the New Framework.

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

 If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and redress plan to the Central Bank, which may impose various penalties, including:

▪	temporary limitation on the amount of deposits a bank may accept;

▪	institutional restrictions as per expansion capacity and dividends distribution in cash;

▪	revocation of the license of a bank to conduct foreign exchange transactions; and, in some extreme cases;

▪	revocation of the license of a bank to operate.

The following table presents, at December 31, 2010, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 19.13 to the Consolidated Financial Statements.

At December 31, 2010
(in millions of Pesos, except percentages)
Basel Accord
Total capital	3,811.9
Risk-weighted assets	21,784.7
Ratio of total capital to risk-weighted assets (1)	17.5%
Required capital	1,742.8
Excess capital	2,069.1

Central Bank’s Rules (2)
Total capital	3,690.5
Risk and Fixed weighted assets	20,764.1
Ratio of total capital to risk-weighted assets (3)	17.8%
Required capital (4)	2,036.4
Excess capital	1,654.1

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.92.9 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

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

In August 2007, the accounting valuation scheme for investment accounts was incorporated for debt securities issued by the BCRA (Lebac and Nobac), provided such debt securities are included in the monthly list of volatilities published by the BCRA. The maintenance term for these holdings will be up to their expiration. All holdings incorporated in investment accounts will be registered at their cost value, with monthly increases according to its internal return rate. For a pre-existing holding, the market quotation will be considered at cost value; in the event of unlisted holdings acquiring volatility as published by the BCRA, the latest accounting value will be considered at cost value; otherwise the market value will be considered.

On June 26, 2009, Communication “A” 4961, excluded from such regulation those securities received as part of the compensation implemented by Articles 28 and 29 of Decree No. 905/02 and Chapter II of Law No. 25,796 (Annex II to Decree No. 117/04).

Under the Special Investment Accounts system are included those national public securities denominated in pesos for terms of five years or more at a fixed rate, without CER (“Coeficiente de Estabilización de Referencia”) adjustment, acquired through primary underwriting effected by the financial entities as from June 1, 2007. These may be accounted for, at the Bank’s option, at either:

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

Furthermore, it has been resolved that beginning November 1, 2008, the total value of national public securities accounted for in investment accounts and special investment accounts may not exceed 7.5% of the total assets corresponding to the last day of the preceding month. Such limit is increased by an additional 7.5% for national public securities assigned to “investment accounts” only in the event that they shall have been received by the financial entities by virtue of a swap, payment or exchange transaction, and provided that the financial entities’ decision on the subject involves the incorporation of those instruments received on the same date of implementation of such transactions in the framework of operations conducted beginning January 1, 2009 under specific decisions made by the relevant authority. Any excess thereon will determine an equivalent increase of the minimum capital requirement for credit risk. These provisions were removed by Communication “A” 5180 of February 11, 2011 effective from March  1, 2011.

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

The holdings registered under “available for sale” may be reversed only in the following cases:

▪	sale;

▪	collection of the corresponding amortization services and / or capital revenue;

▪	whenever the volatility published by this Institution ceases to be available, in which case they must be registered as holdings without quotation; or

▪	whenever it is decided to use the “Special Investment Account” or “Investment Account” valuation method.

New rule on valuation of public sector debt instruments and BCRA’s monetary regulation instruments

Since the issuance of Communication “A” 5180 of February 11, 2011 the BCRA revokes as from March 1, 2011 the valuation criteria currently applicable to debt instruments in the public sector and monetary regulation instruments of that institution. Earlier application is permitted to December 31, 2010 after notifying the SEFyC (“Superintendica de Entidades Financieras y Cambiarias”).

The new rules establish that the holdings of securities referred to in the previous paragraph may be valued: (i) at fair value or (ii) at cost value increased according to their internal rate of return.

▪
Fair value: includes government securities and monetary regulation instruments contemplated in the monthly list of volatilities or present value published by the BCRA, as well as debt instruments of trusts whose underlying assets are constituted by these assets.

They will be recorded at their market value or present value.

They will be used for trading unless the entities expressly choose to value at cost value increased according to their internal rate of return.

▪
Cost value increased according to their internal rate of return: comprising (i) government bonds received under the provisions of Articles 28 and 29 of Decree No. 905/02 and in Chapter II of Law No. 25,796, unless at February 28, 2011 and subsequently the entity decides to value them at market value; (ii) federal governmental loans issued by the Government under Decree No. 1387/01 and notes with similar conditions to the issuance of government securities; (iii) debt instruments (which have not been acquired in the secondary market) signed by the entities as of January 1, 2009 through an exchange, or payment in exchange for other debt instruments expressly admitted, unless at February 28, 2011 and subsequently the entity decides to value them at market value; (iv) monetary regulation instruments of the BCRA which are not covered in the list of volatilities published by that institution; (v) securities which are not covered in the list of volatilities published by the BCRA, not included in point (iii) above; (vi) public sector financing existing at March 31, 2003 (except securities and guarantees loans); (vii) other public sector financing after March 31, 2003; (viii) debt instruments of trusts whose underlying assets are constituted by one of the instruments listed in the preceding points; and (ix) securities that can be valued at fair value and the entity decides to value at cost increased according to their internal rate of return.

They will be recorded at their incorporation value increased monthly by the internal rate of return.

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

C (“Calificación” (Spanish for Rating)). The rating agencies play a significant role in banking supervision. The ratings serve to bring attention to the available guarantees and informs the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which appear in the marketplace to fulfill such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

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

For financial information regarding our net foreign currency exposure, see Note 19.12 to the Consolidated Financial Statements.

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

Under Communication “A” 3129 dated June 30, 2000, and amendments, applied from July 1, 2000 and supplementary regulations, the Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

▪	Entities with CAMEL 1 to 3:

(i)	For each related client:

1.	General:

a)	Transactions with guarantee: 10% RPC

b)	Transactions without guarantee: 5% RPC

2.	Complementary services entities or companies subject to consolidation:

Granting financial entity	Rating of the recipient	General	Additional
			Tranche I	Tranche II	Tranche III
	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
with rating 1, 2 or 3	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	10%	—	—	—
with rating 4 or 5	1 to 5	0%	—	—	—

Complementary services companies	Rating of granting entity	General	Additional
			Tranche I	Tranche II	Tranche III
stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards	1	100%	—	—	—
	2	10%	90% for financing transactions for an agreed initial term of up to 180 days.	—	—
	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
credit card issuers	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	0%	—	—	—

3.	Investment grade bank from abroad: 10% RPC.

(ii)	For all linked clients, excepting financial entities or complementary services companies, subject to consolidation: 20%.

(iii)	Total of financing transactions for linked clients plus total of frozen assets, excluding complementary leasing, factoring and credit card issuing services: 100%.

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

At December 31, 2010, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Banco Francés on a consolidated basis to Related Persons totaled Ps.484.2 million, or 13.04% of BBVA Banco Francés’ RPC.

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

Communication “A” 4527 dated April 25, 2006 and supplementary regulations provide that the Central Bank may apply to public sector companies governed by Law No. 20,705 the general treatment foreseen for the non-financial private sector in connection with all effects of the rules applicable on the subject, provided they:

▪
do not require resources from the state budget whether national, municipal, provincial or belonging to the Autonomous City of Buenos Aires for such items as transfers, capital contributions (excepting those corresponding to their incorporation) or reimbursable financial assistance to be used for covering expenses and/or investments made in the course of their normal and customary businesses, except those which may have been contemplated in the 2001 and 2002 budgets;

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

▪	They must have majority National State participation, be it direct or indirect, according to the provisions of said Law;

▪	They must be for the specific purpose of developing activities in the power supply sector; and

▪	They must be subject to internal and external control by the National Public Sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

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

Law No. 26,476, published and in force since December 24, 2008 and declared a public policy rule, establishes a system of tax regularization, promotion and protection of registered employment with priority for small and medium-sized entities, and of declaration and repatriation of capital. Subjects who decide to adhere to the declaration and repatriation of capital must comply with the provisions of Law No. 25,246 on asset laundering prevention. The term in order to adhere to this repatriation has expired, but the term regarding the registration of employment and tax regularization is still in force. Excluded from its scope of application are the amounts deriving from conducts liable to be included in article 6 of Law No. 25,246, with the exception of tax evasion or attempted tax evasion situations. The Argentine Public Revenue Administration – the Argentine Tax Authority (AFIP) issued this regulation on February 2, 2009.

Moreover, Decree No. 1936/10 issued on December 9, 2010, introduced important changes into the Anti-Money Laundering Legislation. The principal dispositions of this Decree are to: (i) set forth the new role of the FIU, as the representative of the State to the FATF; (ii) reduce from 6 months to 30 days the maximum term to inform any suspicious activity by the corresponding entities that must control those activities; (iii) reduce to 48 hours the term to inform of any suspicious operation regarding possible terrorist financing; (iv) determine that each controlling entities must appoint a member of the board of directors as the maximum authority for Anti-Money Laundering Policies in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer or other person will be responsible for the implementation, tracking, and control of internal procedures to ensure compliance with the regulations.

Finally, the Central Bank issued a resolution widening the concept of Politically Exposed Individuals, including any person which has a material economic relation with the subject. These people must be clearly identified and closely monitored according to the Anti-Money Laundering New Rules. Also, the FIU has recently issued over 20 new resolutions in order to regulate the activities of all private and public entities in charge of controlling Anti-Money Laundering activities, establishing different deadlines in order to implement procedures which require among other things, the filing of (i) sworn statement regarding the legal origin of funds; (ii) certain documentation in order to prove the origin of the funds involved in the execution of operations, in the event those funds are equal or more than Ps.20,000 in the case of credit card limits, or Ps.200,000 in case of regarding transactions involving securities, etc.

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

▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement.

▪	fixed amounts from deposits and other excluded transactions.

In August 1995, Seguros de Depósitos Sociedad Anónima was organized. We hold a 12,3149% equity interest in the company as of December 31, 2010.

By Communication “A” 2337 of May 19, 1995, the Central Bank notified the financial institutions of the approval of the regulations on the application of the guarantee system as of April 18, 1995.

Decree No. 1127/98 dated September 24, 1998, increased the amount covered by the deposit guarantee system to Ps.30,000 irrespective of the term. By Communication “A” 5170 dated January 11, 2011 the covered amount increased to Ps.120.000. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.120,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.120,000 are also included in the guarantee system up to the Ps.120,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Politics and Economy in Argentina

Economic activity grew at a vigorous pace in 2006, despite a somewhat slower rate in the first quarter, so the year ended with an average increase of 8.5%, led by investment. Reflecting steady economic growth, the unemployment rate continued to decrease and reached a low of 8.7% in the fourth quarter of 2006.

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

Public accounts benefited from pension fund reform as personal contributions from workers previously affiliated to private pension funds were transferred to the pay-as-you-go state-owned scheme at the end of 2008. Primary surplus reached Ps.32,529 million in 2008, which represented 3.15% of GDP.

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

The aftermath of the Global Financial Crisis continued to be felt in Argentina during the first half of 2009 and private capital outflows increased. As a consequence of a higher demand for U.S. dollars, the Argentine Central Bank intervened by selling international reserves, continuing to apply a “managed float” policy from January to June. The nominal foreign currency depreciated by 11% during that period and remained approximately constant for the rest of the year. The U.S. dollar closed at 3.797 to the Argentine Peso.

Economic activity reactivated in 2010, after it was affected by the previous year’s international crisis. GDP grew considerably, prompted mainly by important increases in consumption and investment. In the third quarter of the year the GDP grew 8.6% in annual terms, while the EMAE (Monthly Estimator of Economic Activity) augmented by 9.1% in 2010.

As a result of increased activity, unemployment rates decreased during the year to 7.3% in fourth quarter of 2010.

Private sector employees’ salaries improved by 28.8% as of November 2010 from November 2009. Salaries of workers in the informal and public sectors also increased but less than those of formal employees.

Tax collections increased 34.4% this year. This increase was mainly due to international trade taxes, which was the result of record crops production and the high prices of exported agricultural products from Argentina.

Greater Buenos Aires Consumer Price Index (CPI) increased 10.9% in 2010, showing acceleration in connection to the same period of 2009. The main increases were for food and drinks, and clothing.

Argentine terms of trade showed a substantial increase. In accordance with trade balance information export prices were up 8% in 2010 and import prices increased by 5%. An excellent harvest, together with higher prices was positive for exports which increased 23.0% in yearly terms. However, imports increased even more by 45.5% during the same period, reinforced by the growing economic activity and the actual exchange rate appreciation. This caused deterioration in the trade balance of U.S.$12,056.8 million in 2010.

Despite the fact that throughout the year the international economic situation continued to be sensitive, mainly due to the financial problems in several peripheral European countries, there were no major capital flights in Argentina as it happened during the first part of 2009. A differentiating factor which favored Argentina was the re-opening of the negotiations related to the default debt exchange that had started in 2005. Over U.S.$12 billion in default public securities were exchanged, which accounted for 66% of eligible bonds. There was a global adhesion level in both exchanges of 92.4% of defaulted debt in 2002. Public debt /GDP ratio was 48.6 % after this exchange.

Effects of Recent Events on BBVA Banco Francés

Following a four-year recession, the Argentine economy has recovered significantly over the past eight years and deposits flowed back into the system. This positive trend continued during the following years both in terms of economic activity as well as fiscal solvency.

After six years of expansion at rate of 8.3% on average, the economic activity in Argentina during the year 2009 was affected by the global financial crisis. In this context the rate of economy ended the year 2009 with a reduction of 2.1%.

However, during 2010, the Argentine economy reached again very good level of growth (7.5% of GDP), prompted by consumption and investment, showing once more its capacity of adapting to the new economic environment. Supporting economic growth, international reserves held at the Central Bank reached U.S.$52.15 billion. Interest rates continued to be stable, as well as the exchange rate that ended the year at U.S.$3.98 per peso. In line with the economy’s growth, unemployment was reduced to 7.5% and the CPI for the Greater Buenos Aires Area was 10.9%.

After the 2010 re-opening of the debt swap, 95% of sovereign bonds are now out of default and negotiations with Paris Club are underway, which helped to achieve a credit upgrading in 2010.

In the financial system, private sector deposits in pesos increased by 29.3% in 2010, while private sector loans increased by 37.5% by year end.

During last year, we faced a strong momentum of the Argentine economy, mainly due to higher consumer spending. Within this context, BBVA Banco Francés, always keeping focused on customers, has consolidated its leadership position in the Argentine financial system, showing an excellent performance during the year. BBVA Banco Francés private loan portfolio grew 44.3% in the last twelve months with strong performance of retail businesses and SME’s. The increase in the retail portfolio was mainly driven by growth in credit card and personal loans, whereas discounted notes, leasing, and financial loans were the main products in the middle market sector. The increase in large corporations financing was due to an increase in overdrafts and in other loans.

Private loans market share was 7.1%, 33 basic points more than in December 2009.

In 2010, we implemented the following measures:

▪	increased private sector loans focusing in the middle-market and retail segments;

▪	developed, in accordance with the strategic plan, a range of products and services tailored to the needs of each client;

▪	emphasized service quality and increased cross-selling, through an effective promotion and advertising campaign;

▪	maintained our excellent asset quality standards; and

▪	increased investment in electronic channels.

Critical Accounting Policies (amounts expressed in thousands)

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

We are a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In the Massa Case, the Supreme Court confirmed by a majority vote of its members the validity of the emergency legislation enacted as a response to the Argentine Crisis. In other words, the Supreme Court accepted the re-denomination into pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Government whose unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into pesos at the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non-compoundable 4% interest rate accruing as of the establishment of restrictions upon the availability of bank deposits or as of the date of maturity of the deposit if it was after February 28, 2002, subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which the Supreme Court lays down a methodology that consists of calculating the amount to be reimbursed in pesified deposits if there were partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa Case. Additionally, the Court placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in dollars of the original deposit. As of December 31, 2010 and 2009, we estimated this contingency and it has raised allowances for the total amount.

At December 31, 2010, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly installments from April 2003. As of December 31, 2010 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2010 amounting to Ps.1,330,841. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 20.14 to Consolidated Financial Statements).

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

▪	Valuation Criteria

(1)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 62,300 and 313,700 as of December 31, 2010 and 2009, respectively, should be recovered.

(2)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2010 and 2009, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 2,594 and in 124, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2010, 2009 and 2008 would have been 2,470 (income), 3,705 (income) and 3,852 (income), respectively.

(3)	Consolidar AFJP S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2010 and 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

▪	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2., the Entity charged to the account “Unrealized valuation difference” in stockholders' equity an income of 88,131 and a loss of 14,133, as of December 31, 2010 and 2009, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010, 2009 and 2008, 102,264 (income), 166,986 (income) and 138,323 (loss), respectively, should have been charged to income for each fiscal year.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in Argentina

a)
Arising from the application of the accounting standards issued by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

(i)
Federal Government secured loans - Decree No.  1387/01 held by Consolidar Cía. de Seguros de Retiro S.A. amounting to 693,449 and 606,217 as of December 31, 2010 and 2009, respectively, were valued in accordance with the regulations of the S.S.N.

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were Ps.131,017 and Ps.3,233 respectively, receiving in exchange Ps.413,653 in face value of Argentine Government notes in Pesos, accruing the Private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

On September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) ("Bonos del Gobierno Nacional en pesos 2% 2014") whose nominal values amounted to Ps.7,938, Ps.2,000 and Ps.42,900, respectively, and it received in exchange Ps.11,882 in par value of Argentine Government notes in Pesos, accruing the Private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private BADLAR rate plus 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules issued by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

(ii)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

(iii)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(iv)
Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes Ps.7,913 and Ps.8,993 at December 31, 2010 and 2009, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

(v)
Upon booking the effects of the interest rate swaps as of December 31, 2009, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by Ps.245 as of  December 31, 2009.

b)	Arising from the application of the accounting standards issued by BCRA and the professional accounting standards in force in Argentina:

(i)
Consolidar Cía. de Seguros de Retiro S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2010 and 2009 amounted to Ps.1,728 (income) and Ps.7,435 (income), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by Ps.5,972 and Ps.4,271 as of December 31, 2010 and 2009, respectively.

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

Results of Operations for the Fiscal Years Ended December 31, 2010, 2009 and 2008.

Overview

Our net income for the fiscal year ended December 31, 2010 was Ps.1,198.2 million (including a loss from discontinued operations of Ps.9.3 million). This income was mainly due to a 18.80% increase in Gross Intermediation Margin; a 23.43% increase in Service Charge Income; a 23.48% decrease in Other Expenses; a 27.08% decrease in Allowances for Doubtful Loans and a 15.00% decrease in Income Tax. This income was partially offset by a 23.59% increase in Operating Expenses; a 45.29% increase in Service Charge Expenses; an 18.93% decrease in Other Income and a 109.24% increase in Minority Interest in Subsidiaries.

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

Financial Income

Our Financial Income increased 7.93% to Ps.3,842.7 for the fiscal year ended December 31, 2010 from Ps.3,560.2 million for the fiscal year ended December 31, 2009, and increased 56.21% from Ps.2,279.1 million for the fiscal year ended December 31, 2008.

The Financial Income discussed above includes income from discontinued operations of Ps.5.9 million, Ps.26.3 million and Ps.22.8 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

The components of our Financial Income are reflected in the following table.

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Interest on cash and due from banks	13	29	11,745
Interest on loans to the financial sector	99,820	203,089	187,728
Interest on overdraft	301,832	366,655	264,989
Interest on loans with privileged guarantees	216,412	213,426	162,553
Interest on credit card loans	229,657	182,231	107,461
Interest on other loans	1,153,528	996,762	886,606
Net income from government and private securities	1,471,135	1,042,950	—
Net income from options	4,494	—	—
Interest from other receivables from financial transactions	13,249	1,322	20,175
Indexation by benchmark stabilization coefficient (CER)	9,117	11,017	199,209
Other	343,414	542,722	438,638
Total	3,842,671	3,560,203	2,279,104

The increase in Financial Income during the fiscal year ended December 31, 2010 was mainly due to an increase in net income from government and private securities, interest on other loans, interest on credit card loans, interest from other receivables from financial transactions, net income from options and interest on loans with privileged guarantees. These increases were partially offset by a decrease in other financial income, interest on loans to the financial sector, interest on overdraft, indexation by benchmark stabilization coefficient (CER) and interest in cash and due from banks. This variation reflected the increase in average volume of assets partially offset by a decrease in nominal interest rate of interest earning assets.

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

	December 31, 2010 vs. December 31, 2009 Increase (Decrease)	December 31, 2009 vs. December 31, 2008 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	368,956	567,060
average nominal rates of interest-earning assets	(110,459)	1,017,438
the volume and average nominal rates of interest-earning assets	(958)	(1)
Net Change	257,539	1,584,497

Financial Expenses

Financial Expenses decreased 19.34% to Ps.817.8 million in the fiscal year ended December 31, 2010 from Ps.1,014.0 million in the fiscal year ended December 31, 2009, which decreased 15.62% from Ps.1,201.7 million in the fiscal year ended December 31, 2008.

The Financial Expenses discussed above include an income from discontinued operations of Ps.3.2 million and Ps.0.7 million for the fiscal years ended December 31, 2010 and 2008, respectively and include a loss from discontinued operations of Ps.45.3 million for the fiscal year ended December 31, 2009.

The components of our Financial Expenses are reflected in the following table.

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Interest on checking accounts	5,298	21,719	28,083
Interest on savings deposits	6,670	10,002	8,713
Interest on time deposit (1)	610,376	746,267	724,771
Interest from other liabilities from financial transactions	6,424	9,252	28,486
Indexation by benchmark stabilization coefficient (CER)	240	375	7,212
Net expense from government and private securities	—	—	288,141
Net expense from options	—	2	100
Other	188,815	226,342	116,175
Total	817,823	1,013,959	1,201,681

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.143.3 million, Ps.131.8 million and Ps.90.8 million as of December 31, 2010, 2009 and 2008, respectively.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2010, 2009 and 2008 due to increases in the volume of time deposit and savings deposits.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases in nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2010 vs. December 31, 2009 Increase / (Decrease)	December 31, 2009 vs. December 31, 2008 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	29,849	115,453
average nominal rates of interest-bearing liabilities	(265,974)	(46,935)
the volume and average nominal rates of interest-bearing liabilities	683	1
Net Change	(235,442)	68,519

Our average interest-bearing liabilities increased 4.86% from Ps.14.8 billion in fiscal year 2009 to Ps.15.5 billion in the fiscal year ended December 31, 2010. This increase was mainly attributable to increases in savings accounts, time deposits and borrowing from the Central Bank partially offset by a decrease in borrowings from other financial entities and other liabilities. Average dollar-denominated and peso-denominated savings accounts increased 23.50% and 15.40% from Ps.1,840.8 million and Ps.3,363.2 million in the fiscal year ended December 31, 2009 to Ps.2.273.5 million and Ps.3,881.0 million in the fiscal year ended December 31, 2010, respectively. Average dollar-denominated time deposits decreased 4.38% from Ps.1,871.7 million in the fiscal year ended December 31, 2009 to Ps.1,789.6 million in the fiscal year ended December 31, 2010 and average peso-denominated time deposits increased 11.51% from Ps.5,651.9 in the fiscal year ended December 31, 2009 to Ps.6,302.2 million in the fiscal year ended December 31, 2010.

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

See “Item 4. Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.3,024.8 million in the fiscal year ended December 31, 2010 represented a 18.80% increased over our Gross Intermediation Margin of Ps.2,546.2 million in the fiscal year ended December 31, 2009, which in turn represented a 136.33% increase over our Gross Intermediation Margin of Ps.1,077.4 million in the fiscal year ended December 31, 2008.

The Gross Intermediation Margin discussed above includes gains from discontinued operations of Ps.9.1 million and Ps.23.6 million for the fiscal years ended December 31, 2010 and 2008, respectively, and includes a loss from discontinued operations of Ps.19.0 million for the fiscal year ended December 31, 2009.

The following table sets forth the changes in our Gross Intermediation Margin:

	December 31, 2010 vs. December 31, 2009 Increase (Decrease)	December 31, 2009 vs. December 31, 2008 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	339,107	451,607
average nominal rates of interest-earning assets and interest-bearing liabilities	155,515	1,064,373
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(1,641)	(2)
Net Change	492,981	1,515,978

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2010 was principally due to an increase in the yield spread (nominal basis) from 8.64% in the fiscal year ended December 2009 to 9.95% in the fiscal year ended December 31, 2010, increase in the volume of interest-earning assets and decreases of average nominal rates of interest-bearing liabilities partially offset by an increase in the volume of interest-bearing liabilities and a decreases in average nominal rates of interest-earning assets.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.179.4 million in the fiscal year ended December 31, 2010, a 27.08% decrease over Ps.246.0 million in the fiscal year ended December 31, 2009, which in turn represents a 570.06% increase over Ps.36.7 million in the fiscal year ended December 31, 2008. The decrease in fiscal year ended December 31, 2010 was mainly due to improvement in the quality of the portfolio as a result of the risk policy implemented by the Bank. The increase in fiscal year ended December 31, 2009 was mainly due to the registration of anti-cyclic provisions in the loans portfolio.

Our non-performing loan portfolio amounted to Ps.80.4 million at December 31, 2010, a 33.85% decrease over Ps.121.5 million at December 31, 2009, which in turn was an increase of 9.76% over Ps.110.7 million at December 31, 2008.

The non-performing loan portfolio ratio decreased to 0.47% at December 31, 2010 from 1.00% at December 31, 2009, which in turn increased from 0.87% at December 31, 2008.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.1,484.8 million for the fiscal year ended December 31, 2010, Ps.1,203.0 million for the fiscal year ended December 31, 2009 and Ps.1,190.4 million for the fiscal year ended December 31, 2008. The fiscal year 2010 amount represented a 23.43% increase from the amount earned in fiscal year 2009. The fiscal year 2009 amount represented a 1.06% increase from the amount earned in fiscal year 2008.

The Service Charge Income discussed above includes an income from discontinued operations of Ps.210.4 million for the fiscal year ended December 31, 2008.

The following table provides a breakdown of our Service Charge Income by category.

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Service charges on deposit accounts	439,817	380,812	301,470
Credit card operations	402,328	289,969	227,626
Other fees related to foreign trade	71,174	67,648	57,833
Credit-related fees	117,747	85,352	70,443
Fund management fees	26,797	16,364	228,408
Capital markets and securities activities	27,014	11,305	13,893
Rental of safety deposit boxes	53,482	34,997	23,354
Fees related to guarantees	1,214	1,414	1,195
Insurance agency	133,843	116,202	94,771
Other	211,430	198,942	171,424
Total	1,484,846	1,203,005	1,190,417

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased 26.32% from Ps.301.5 million in the fiscal year ended December 31, 2008 to Ps.380.8 million in the fiscal year ended December 31, 2009 and increased 15.49% to Ps.439.8 million in the fiscal year ended December 31, 2010. The increases in the fiscal years 2009 and 2010 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2010 we had 2,047,987 of such accounts compared to 1,959,194 of such accounts at December 31, 2009 and compared to 1,891,183 of such accounts at December 31, 2008.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 27.39% from Ps.227.6 million in the fiscal year ended December 31, 2008 to Ps.290.0 million in fiscal year ended December 31, 2009 and increase 38.75% to Ps.402.3 million in the fiscal year ended December 31, 2010. The increases in the fiscal years 2009 and 2010 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2010, the total number of credit cards we issued amounted to 1,724,953 compared to 1,527,599 at December 31, 2009 and 1,361,791 at December 31, 2008.

Other fees related to foreign trade increased 16.97% from Ps.57.8 million in the year ended December 31, 2008 to Ps.67.6 million in the year ended December 31, 2009 and increased 5.21% to Ps.71.2 million in the year ended December 31, 2010. The increases in the fiscal years 2009 and 2010 were mainly due to increases in volume of foreign trade.

Credit related fees increased 21.16% from Ps.70.4 million in the fiscal year ended December 31, 2008 to Ps.85.4 million in the year ended December 31, 2009 and increased 37.95% to Ps.117.7 million in the fiscal year ended December 31, 2010. These increases were mainly due to the increase in the granting of new loans by our PSA subsidiary for the purchase of new and second-hand cars.

Fees related to fund management decreased 92.84% from Ps.228.4 million in the fiscal year ended December 31, 2008 to Ps.16.4 million in the fiscal year ended December 31, 2009 and increased 63.76% to Ps.26.8 million in the fiscal year ended December 31, 2010, owed principally to the increase in volume of securities traded by the Bank and its subsidiary Francés Administradora de Inversiones.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by Francés Valores, BBVA Banco Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Banco Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”. Income from capital markets and securities activities decreased 18.63% from Ps.13.9 million in the fiscal year ended December 31, 2008 to Ps.11.3 million in the fiscal year December 31, 2009 and increased 138.96% to Ps.27.0 million in the fiscal year ended December 31, 2010, mainly due to the increase in securites trading.

Rental of safety deposit boxes increased 49.85% from Ps.23.4 million in the fiscal year December 31, 2008 to Ps.35.0 million in the fiscal year ended December 31, 2009 and increased 52.82% to Ps.53.5 million in the fiscal year ended December 31, 2010. These increases were mainly due to the increase in the demand of this service and to increases in prices.

Fees related to guarantees increased 18.33% from Ps.1.2 million in the fiscal year ended December 31, 2008 to Ps.1.4 million in the fiscal year ended December 31, 2009 and decreased 14.14% to Ps.1.2 million in the fiscal year ended December 31, 2010. The variations of this item reflect the activity in this line of products.

Fees related to insurance agency increased 22.61% from Ps.94.8 million in the fiscal year ended December 31, 2008 to Ps.116.2 million in the fiscal year ended December 31, 2009 and increased to Ps.133.8 million in the fiscal year ended December 31, 2010. These increases were due to the increase in consumer economic activity.

Other service charge income increased 16.05% from Ps.171.4 million in the fiscal year ended December 31, 2008 to Ps.198.9 million in the fiscal year ended December 31, 2009 and increased to Ps.211.4 million in the fiscal year ended December 31, 2010, mainly due to an increase in fees for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees related to credit and debit cards and taxes on service charge income, increase 45.29% to Ps.406.4 million from Ps.279.7 million in the fiscal year ended December 31, 2009 which increased 16.23% from Ps.240.6 million in the fiscal year ended December 31, 2008, mainly as result of the increase in commissions paid for promotion with credit and debit cards.

The Service Charge Expenses discussed above include a loss from discontinued operations of Ps.6.1 million for the fiscal year ended December 31, 2008.

Operating Expenses

Our operating expenses increased 23.59% to Ps.2,019.4 million in the fiscal year ended December 31, 2010 from Ps.1,633.9 million in the fiscal year ended December 31, 2009, which in turn increased 15.60% from Ps.1,413.4 million in the fiscal year ended December 31, 2008.

The Operating Expenses discussed above include a loss from discontinued operations of Ps.30.0 million, Ps.53.4 million and Ps.229.1 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Operating expenses increased in fiscal year 2010 mainly because of increases in: (i) personnel expenses, (ii) fees and external administrative service, (iii) advertising and promotion, (iv) taxes, (iv) other operating expenses, (vi) credit card advertising and issuance expenses, (vii) maintenance and repairs, (viii) rent, (ix) courier transportation, (x) depreciation of Bank premises and equipment, (xi) utilities, (xii) amortization of organization and development expenses, (xiii) business travel and development expenses and (xiv) staff welfare expenses.

The components of our Operating Expenses are reflected in the following table:

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos)
Personnel expenses	1,057,202	875,452	707,198
Fees and external administrative services	126,703	82,346	59,268
Taxes	130,768	103,613	63,235
Utilities	34,940	28,675	28,995
Depreciation of Bank property and equipment	57,737	49,244	42,468
Credit card advertising and issuance expense	93,379	74,396	60,592
Courier transportation	33,947	25,049	21,942
Advertising and promotion (excluding credit card advertising)	90,215	55,957	65,396
Maintenance and repairs	69,351	59,694	53,718
Business travel and development	14,877	11,381	19,435
Staff welfare	26,599	24,433	37,836
Amortization of organization and development expenses	23,858	18,520	32,706
Rentals	78,646	69,531	57,832
Other	181,156	155,608	162,827
Total	2,019,378	1,633,899	1,413,448

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 20.76% to Ps.1,057.2 in the fiscal year ended December 31, 2010 from Ps.875.5 million in the fiscal year ended December 31, 2009, which in turn increased 23.79% from Ps.707.2 million in the fiscal year ended December 31, 2008, principally as result of increases in salaries (which include payroll, termination payments and bonuses) and charges related to voluntary retirement.

The number of our full-time employees decreased from 4,252 in the fiscal year ended December 31, 2008 to 4,082 in the fiscal year ended December 31, 2009 which in turn increased to 4,576 in the fiscal year ended December 31, 2010 (not including 752 employees, 172 employees and 137 employees from non-banking subsidiaries, at December 31, 2008, 2009 and 2010, respectively). The increase in fiscal year 2010 was mainly due to the enlisting of staff who was working with fixed term contracts and those working in call centers and the increase in fiscal year 2008 was mainly due to the recovery and increases of our business activity. The decrease in fiscal year 2009 was mainly due to voluntary retirement.

Fees and external administrative services increased 53.87% to Ps.126.7 million in the fiscal year ended December 31, 2010 from Ps.82.3 million in the fiscal year ended December 31, 2009 which in turn increased 38.94% from Ps.59.3 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to increases in the cost of services and in increases in the cost of hiring external resources.

Advertising and promotion fees increased 61.22% to Ps.90.2 million in the fiscal year ended December 31, 2010 from Ps.56.0 million in the fiscal year ended December 31, 2009 which in turn decreased 14.43% from Ps.65.4 million in the fiscal year ended December 31, 2008. The variations in this item were mainly due to an increase and decrease of advertising expenses to credit products launched during the fiscal years ended December 31, 2010 and 2009, respectively.

Taxes, other than income tax, increased 26.21% to Ps.130.8 million in the fiscal year ended December 31, 2010 from Ps.103.6 million in the fiscal year ended December 31, 2009 which in turn increased 63.85% from Ps.63.2 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to an increase in activity.

Other operating expenses increased 16.42% to Ps.181.2 million in the fiscal year ended December 31, 2010 from Ps.155.6 million in the fiscal year ended December 31, 2009 which in turn decreased 4.43% from Ps.162.8 million in the fiscal year ended December 31, 2008. The increase in fiscal year 2010 was mainly due to the increases in costs and the increase in activity and the decrease in fiscal year 2009 was mainly due to the spending control policy.

Credit card advertising and issuance expenses increased 25.52% to Ps.93.4 million in the fiscal year ended December 31, 2010 from Ps.74.4 million in the fiscal year ended December 31, 2009 which in turn increased 22.78% from Ps.60.6 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to the launching of credit card products.

Maintenance and repairs expenses increased 16.18% to Ps.69.4 million in the fiscal year ended December 31, 2010 from Ps.59.7 million in the fiscal year ended December 31, 2009 which in turn increased 11.12% from Ps.53.7 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to the higher maintenance and repairs costs.

Rentals expenses increased 13.11% to Ps.78.6 million in the fiscal year ended December 31, 2010 from Ps.69.5 million in the fiscal year ended December 31, 2009 which in turn increased 20.23% from Ps.57.8 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to the higher rental costs. At December 31, 2010 our branch network consisted of 240 branches, of which 112 were located in properties we own and 128 were located in properties we lease.

Courier transportation increased 35.52% to Ps.33.9 million in the fiscal year ended December 31, 2010 from Ps.25.0 million in the fiscal year ended December 31, 2009 which in turn increased 14.16% from Ps.21.9 in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to increases in the cost of the service.

Depreciation of Bank property and equipment increased 17.25% to Ps.57.7 million in the fiscal year ended December 31, 2010 from Ps.49.2 million in the fiscal year ended December 31, 2009 which in turn increased 15.96% from Ps.42.5 million in the fiscal year ended December 31, 2008. The increases in fiscal years 2010 and 2009 were mainly due to increases in additions to the Bank’s properties and equipment.

Utilities costs increased 21.85% to Ps.34.9 million in the fiscal year ended December 31, 2010 from Ps.28.7 million in the fiscal year ended December 31, 2009 which in turn decreased 1.10% from Ps.29.0 million in the fiscal year ended December 31, 2008. The increase in fiscal year 2010 was mainly due to an increase in activity and the decrease in fiscal year 2009 was mainly due to the minor activity level of Consolidar AFJP.

Amortization of organization and development expenses increased 28.82% to Ps.23.8 million in the fiscal year ended December 31, 2010 from Ps.18.5 million in the fiscal year ended December 31, 2009 which in turn decreased 43.37% to from Ps.32.7 million in the fiscal year ended December 31, 2008. The increase in fiscal year 2010 was mainly due to a large number of additions and the decrease in fiscal year 2009 was mainly due to the complete amortization of theses assets during the fiscal year ended December 31, 2008 by Consolidar AFJP.

Business travel and development increased 30.72% to Ps.14.9 million in the fiscal year ended December 31, 2010 from Ps.11.4 million in the fiscal year ended December 31, 2009 which in turn decreased 41.44% from Ps.19.4 in the fiscal year ended December 31, 2008. The increase in fiscal year 2010 was mainly due to increases in the costs of service and the decrease in fiscal year 2009 was mainly due to the spending control policy and the decrease in the activities of our subsidiary, Consolidar AFJP.

Staff welfare expenses increased 8.87% to Ps.26.6 million in the fiscal year ended December 31, 2010 from Ps.24.4 million in the fiscal year ended December 31, 2009 which in turn decreased 35.42% from Ps.37.8 million in the fiscal year ended December 31, 2008. The variations in this item reflect the grant in other personnel benefits.

Other Income

Other Income decreased 18.93% to Ps.205.4 million in the fiscal year ended December 31, 2010 from to Ps.253.3 million in the fiscal year ended December 31, 2009 and decreased 67.25% from Ps.773.5 million in the fiscal year ended December 31, 2008.

The Other Income discussed above includes an income from discontinued operations of Ps.5.7 million and Ps.4.7 million for the fiscal years ended December 31, 2010 and 2008, respectively, and include a loss from discontinued operations of Ps.52.6 million for the fiscal year ended December 31, 2009.

The decrease in fiscal year 2010 was mainly due to a decrease in the valuation of certain government debt securities not generating a charge in deferred income tax and 13.00% decrease in premiums of insurance companies. These decreases were partially offset by 120.89% increased in recoveries of charged-off loans and reversal of allowances and 43.58% increase in other income.

The decrease in fiscal year 2009 was mainly due to a 93.56% decrease in premiums of insurance companies, a 71.58% decrease in recoveries of charged-off loans and reversal of allowances and a 68.00% decrease in long-term investments. These decreases were partially offset by a 83.11% increase in interest on other assets and a 58.47% increase in punitive interests.

Other Expenses

Other Expenses decreased 23.48% to Ps.564.8 million in the fiscal year ended December 31, 2010 from Ps.738.1 million in the fiscal year ended December 31, 2009 and decreased 26.23% from Ps.1,000.5 million in the fiscal year ended December 31, 2008.

The Other Expenses discussed above include a loss from discontinued operations of Ps.1.4 million, Ps.2.3 million and Ps.37.2 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

The decrease in the fiscal year ended December 31, 2010 was mainly due to a 79.75% decrease in provisions for other receivables and other allowances (from Ps.246.5 million in fiscal year ended December 31, 2009 to Ps.49.9 million in fiscal year ended December 31, 2010), a 99.94% decrease in losses for operations with premises and equipment and other assets (from Ps.16.4 million in the fiscal year ended December 31, 2009 to Ps.0.01 million in the fiscal year ended December 31, 2010) and a 28.17% decrease in depreciation on differences paid on constitutional protection action (from Ps.48.8 million in the fiscal year ended December 31, 2009 to Ps.35.1 million in the fiscal year ended December 31, 2010), partially offset by a 12.58% increase in other expenses (from Ps.416.4 million in the fiscal year ended December 31, 2009 to Ps.468.8 million in the fiscal year ended December 31, 2010), a 27.86% increase in donations (from Ps.5.9 million in fiscal year ended December 31, 2009 to Ps.7.5 million in fiscal year ended December 31, 2010) and a 45.35% increase in depreciation of other assets (from Ps.0.5 million in fiscal year ended December 31, 2009 to Ps.0.7 million in fiscal year ended December 31, 2010).

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

Income Tax

Income Tax expenses were Ps.315.8 million in the fiscal year ended December 31, 2010, a 15.00% decrease from Ps.371.6 million in the fiscal year ended December 31, 2009 which in turn represents a 1,088.29% increase from Ps.31.3 million in the fiscal year ended December 31, 2008. The decrease in fiscal year 2010 was mainly due to a decrease in the valuation of certain government debt securities generating a tax loss carry-forwards. The increase in fiscal year 2009 was mainly due to the Bank has completed its absorption of tax deficits in the second quarter of 2009.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	1,545,176	1,104,930	349,979
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	540,812	386,726	122,493
Deferred tax	(87,990)	(42,052)	48,319
Tax-exempt income	(42,693)	(19,276)	(27,359)
Allowances on deferred tax assets	87,990	42,052	48,318
Other	(182,278)	4,128	(223,040)
Income tax (gain) / loss	315,841	371,578	(31,270)
(Allowances)	—	—	—
Income tax (gain) / loss, net	315,841	371,578	(31,270)
Actual income tax	(315,841)	(371,578)	31,270
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ significantly from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries is tax exempt and depreciation of goodwill is not tax deductible. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 20.1 to the Consolidated Financial Statements.

Minority interest in subsidiaries

Losses on minority interest were Ps.31.2 millon and Ps.14.9 million for the fiscal years ended December 31, 2010 and 2009, respectively and income on minority interest was Ps.2.8 million in the fiscal year ended December 31, 2008. These changes were mainly due to the changes in net income of Consolidar Group, for which we hold, for the fiscal years ended December 31, 2010 and 2009, a 53.89% interest in Consolidar AFJP (undergoing liquidation proceedings), a 66.21% interest in Consolidar Seguros de Retiro and a 50% interest in PSA Compañía Financiera. For the fiscal year ended December 31, 2008, we held a 53.89% interest in Consolidar AFJP, a 65.96% in Consolidar Compañía de Seguros de Vida, a 66.67% interest in Consolidar Seguros de Retiro; and a 50% interest in PSA Compañía Financiera.

Financial Condition

Total Assets

At December 31, 2010 we had total assets of Ps.32,580.2 million, which represented a 23.45% increase from Ps.26,391.6 million as of December 31, 2009.

The increase was mainly due to a 42.10% increse in loans net of allowances (from Ps.11,751.9 million at December 31, 2009 to Ps.16,699.9 million at December 31, 2010), which is in turn mainly due to an increase in loans to retail sector and PyMES; a 8.30% increase in cash and due from banks (from Ps.5,255.4 million at December 31, 2009 to Ps.5,691.8 million at December 31, 2010); a 3.90% increase in government and private securities (from Ps.7,214.2 at December 31, 2009 to Ps.7,495.4 at December 31, 2010); a 62.75% increase in receivables from financial leases (from Ps.328.4 at December 31, 2009 to Ps.534.5 at December 31, 2010); a 56.90% increase in other receivables (from Ps.243.1 million at December 31, 2009 to Ps.381.4 million at December 31, 2010); a 14.10% increase in other receivables from financial transactions (from Ps.914.9 million at December 31, 2009 to Ps.1,043.9 million at December 31, 2010); a 7.63% increase in bank premises and equipment (from Ps.486.5 million at December 31, 2009 to Ps.523.7 million at December 31, 2010); a 11.22% increase in intangible assets (from Ps.59.8 million at December 31, 2009 to Ps.66.5 million at December 31, 2010); a 3.62% increase in investments in other companies (from Ps.106.3 million at December 31, 2009 to Ps.110.1 million at December 31, 2010); a 4.83% increase in other assets (from Ps.26.5 million at December 31, 2009 to Ps.27.8 million at December 31, 2010) and a 19.14% increase in suspense items (from Ps.4.2 million at December 31, 2009 to Ps.5.0 million at December 31, 2010).

Total Liabilities and Stockholders’ Equity

At December 31, 2010, we had total liabilities and minority interests in subsidiaries of Ps.28,833.3 million representing a 22.88% increase from the Ps.23,465.1 million at December 31, 2009.

The increase was mainly due to a 22.51% increase in deposits (from Ps.18,334.8 million at December 31, 2009 to Ps.22,461.3 million at December 31, 2010), which is in turn mainly due to increases in checking accounts, savings deposits and time deposits; a 62.72% increase in other liabilities from financial transactions (from Ps.1,224.7 million at December 31, 2009 to Ps.1,992.8 million at December 31, 2009); a 73.36% increase in other liabilities (from Ps.471.7 million at December 31, 2009 to Ps.817.8 million at December 31, 2010) and an 8.42% increase in other subsidiaries’ liabilities (from Ps.2,616.2 million at December 31, 2009 to Ps.2,836.6 million at December 31, 2010), partially offset by a 76.80% decrease in suspense items (from Ps.75.0 million at December 31, 2009 to Ps.14.4 million at December 31, 2010), mainly due to a decrease in the allocation of ATM’s items; a 15.94% decrease in minority interests in subsidiaries (from Ps.213.2 million at December 31, 2009 to Ps.179.2 million at December 31, 2010) and a 0.22% decrease in allowances (from Ps.529.4 million at December 31, 2009 to Ps.528.3 million at December 31, 2010).

Stockholders’ equity increased from Ps.2,926.5 million at December 31, 2009 to Ps.3,746.9 million at December 31, 2010. The 28.04% increase reflected net income for the year (Ps.1,198.2 million) and the unrealized valuation difference (Ps.102,2 million) partially offset by the Ps.(480.0) million cash dividend paid in April 2010.

According to the Central Bank’s Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”. These were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings and any increase due to the accrual of the internal rate of return and the value of the quotation were charged to unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, we recorded Ps.102,264 in income as a result of such unrealized valuation difference.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 43.79%, 52.49% and 48.42% at December 31, 2010, 2009 and 2008, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings in investment accounts and unlisted government securities).

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2010 totaled Ps.22,461.3 million.

Under a medium-term note program that expired in December 2005, we issued the first series of subordinated corporate bonds, on March 31, 1998.

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

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be five years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time U.S.$300,000,000.

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

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds of the Negotiable Obligations Global Program would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank's subsidiaries or related companies.

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

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position at the time of each interest and principal payment. Upon the appeal’s dismissal, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were expanded. On February 7, 2005, the Bank was notified of Resolution No. 25 dated January 17, 2005, executed by the Argentine Minister of Economy and Production, which dismissed the Hierarchical Remedy sought. On May 16, 2005, an administrative action under section 100 (Decree No. 1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. However, in May 2005 a liability of U.S.$25.6 million was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect was compensated during October 2006, with Boden 2012 (Bono del Gobierno Nacional 2012) having been subscribed for a nominal value of U.S.$50,288. On November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies (FFRE) a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust

Fund, offering to pay for all purposes the total amount of Ps.84,337. Since January 22, 2007 the Trust Fund has requested several extensions, the last until April 15, 2007 to serve notice as to whether the proposal submitted has been accepted or rejected. On April 13, 2007 the FFRE accepted the proposal of cancellation above mentioned for an amount of Ps.88,462, for which the Bank proceeded to transfer the funds corresponding to cancel fully and totally the debt on April 20, 2007. The difference of Ps.4,125 was absorbed with allowances recorded to such purpose at the end of the prior year.

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

As at December 31, 2010 the Bank’s stock capital amounted to 536,361,306.

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

It is important to highlight that given the devaluation of the peso and the following conversion into pesos of assets and liabilities in foreign currency, the Government measures introduced an important interest rate gap in our Net Financial Income. While a part of the Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2010
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	4,575,848	—	—	—	—	4,575,848
Government securities	4,218,261	1,710,425	792,522	660,286	10,473	7,391,967
Corporate bonds	171,568	3,349	87	—	—	175,004
Loans (1)	7,993,575	4,860,773	3,966,562	190,452	84,717	17,096,079
Total	16,959,252	6,574,547	4,759,171	850,738	95,190	29,238,898
Interest-bearing liabilities
Deposits	15,034,268	776,106	122,406	—	—	15,932,780
Corporate bonds	48,018	21,982	—	—	—	70,000
Due to other banks	1,010,836	162,664	279,693	—	—	1,453,193
Total	16,093,122	960,752	402,099	—	—	17,455,973
Asset/liability gap	866,130	5,613,795	4,357,072	850,738	95,190	11,782,925
Cumulative sensitivity gap	866,130	6,479,925	10,836,997	11,687,735	11,782,925
Cumulative sensitivity gap as a percentage of total interest-earning assets	2.96%	22.16%	37.06%	39.97%	40.30%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2010
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	2,284,130	—	—	—	—	2,284,130
Government securities	4,202,215	1,493,365	524,284	655,460	10,352	6,885,676
Corporate bonds	99,666	3,220	—	—	—	102,886
Loans (1)	6,856,740	3,685,176	3,644,711	190,452	84,717	14,461,796
Total	13,442,751	5,181,761	4,168,995	845,912	95,069	23,734,488
Interest-bearing liabilities:
Deposits	11,134,987	603,932	121,695	—	—	11,860,614
Corporate bonds	48,018	21,982	—	—	—	70,000
Due to other banks	442,895	161,717	278,446	—	—	883,058
Total	11,625,900	787,631	400,141	—	—	12,813,672
Asset/liability gap	1,816,851	4,394,130	3,768,854	845,912	95,069	10,920,816
Cumulative sensitivity gap	1,816,851	6,210,981	9,979,835	10,825,747	10,920,816
Cumulative sensitivity gap as a percentage of total interest-earning assets	7.65%	26.17%	42.05%	45.61%	46.01%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2010
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	2,291,718	—	—	—	—	2,291,718
Government securities	16,046	217,060	268,238	4,826	121	506,291
Corporate bonds	71,902	129	87	—	—	72,118
Loans (1)	1,136,835	1,175,597	321,851	—	—	2,634,283
Total	3,516,501	1,392,786	590,176	4,826	121	5,504,410
Interest-bearing liabilities:
Deposits	3,899,281	172,174	711	—	—	4,072,166
Due to other banks	567,941	947	1,247	—	—	570,135
Total	4,467,222	173,121	1,958	—	—	4,642,301
Asset/liability gap	(950,721)	1,219,665	588,218	4,826	121	862,109
Cumulative sensitivity gap	(950,721)	269,944	857,162	861,988	862,109
Cumulative sensitivity gap as a percentage of total interest-earning assets	(17.27)%	4.89%	15.57%	15.66%	15.66%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2010, our total foreign exchange-denominated asset position was Ps.6,840.2 million and our total foreign exchange-denominated liability position was Ps.5,952.3 million, resulting in a net asset currency position of Ps.887.8 million, which is 23.69% of stockholders’ equity.

For a description of the changes in the exchange rates since December 2010, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina” and Note 19.12 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2010, we had a consolidated excess capital of Ps.1,654.1 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.3,690.5 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2009, we had a consolidated excess capital of Ps.1,376.2 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.2,948.4 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2010, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2010, 2009 and 2008, our stockholders’ equity was Ps.3,746.9, Ps.2,926.5 and Ps.2,076.0 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 11.32%, 9.58% and 8.64%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2010, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2010 (4)		2009 (4)		2008 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	1,293,189		951,717		892,463
Allocated to Bank premises and equipment, intangible assets and equity investment assets	101,939		99,308		86,167
Interest rate risk	227,840		167,116		158,065
Public sector and securities in investment account	286,391		267,954		236,321
A- Minimal exigency by adds up risks	1,909,359		1,486,095		1,373,016

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	1,858,458		1,289,541		836,005

Maximum between A and B	1,909,359		1,486,095		1,373,016
Market risk	127,025		86,074		52,360
Required minimum capital under Central Bank rules	2,036,384		1,572,169		1,425,376

Basic net worth	2,460,605		2,222,143		1,946,516
Complementary net worth	1,169,871		629,422		180,655
Deductions	(119,186)		(116,341)		(97,956)
Minority interest	179,192		213,182		248,139
Total capital under Central Bank rules	3,690,482		2,948,406		2,277,354

Excess capital	1,654,098		1,376,237		851,978

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	11.32%		9.58%		8.64%
Total liabilities as a multiple of total stockholders’ equity	7.70	x	8.02	x	11.44	x
Cash and due from banks as a percentage of total deposits	25.34%		28.66%		24.84%
Liquid assets as a percentage of total deposits (1)(3)	58.71%		68.01%		55.49%
Loans as a percentage of total assets	51.26%		44.53%		48.43%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2010, 2009 and 2008, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.92,923, Ps.64,477 and Ps.41,800 as at December 31, 2010, 2009 and 2008 respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by Period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	1,992,801	1,919,534	72,111	1,156	—
Operating leases	109,279	23,300	39,429	29,136	17,414
Total	2,102,080	1,942,834	111,540	30,291	17,414

Commercial commitments
Lines of credit	70,538	70,538	—	—	—
Foreign trade acceptances	67,353	67,040	313	—	—
Guarantees	439,231	329,620	721	100,816	8,074
Total	577,122	467,198	1,034	100,816	8,074

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2010 are explained in Notes 12 and 19.18 to the Consolidated Financial Statements.

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

Financial Trusts

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds. See Note 10.1. to the Consolidated Financial Statements.

Non-Financial Trusts

In addition, we act as trustee in 28 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.207.6 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 10.2. to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 20 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2010, 2009 and 2008 are described below.

Under ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to decrease by Ps.80.2 million as of December 31, 2010 and would have them increased by Ps.205.8 million and Ps.307.0 million as of December 31, 2009 and 2008, respectively. In addition, income over continued operations would have decreased by Ps.26.3 million and Ps.415.6 million as of December 31, 2010 and 2008, respectively, and would be increased by Ps.202.2 million as of December 31, 2009. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.13.1 million, Ps.9.4 million and Ps.4.8 million as of December 31, 2010, 2009 and 2008, respectively. On the other hand, income over discontinued operations would have increased by Ps.3.7 million, Ps.4.6 million and Ps.8.9 million as of December 31, 2010, 2009 and 2008, respectively.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to decrease our net income by Ps.22.4 million and Ps.26.1 million for the fiscal years ended December 31, 2010 and 2008, respectively, and would be increase our net income by Ps.19.3 million for the fiscal year ended December 31, 2009. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our financial statements over continued operations by Ps.78.0 million, Ps.55.6 million and Ps.74.9 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. The effects of applying U.S. GAAP to discontinued operations would be to decrease assets by Ps.11.9 million for the fiscal year ended December 31, 2008. On the other hand, income over discontinued operations for the fiscal year ended December 31, 2009 would increase by Ps.11.9 million and would decrease by Ps.12.2 million for the fiscal year ended December 31, 2008.

Under Argentine Banking GAAP, certain software development expenses are amortized over the estimated useful life of the software, for up to a maximum of 60 months. Under Argentine Banking GAAP, the Consolidar Group capitalized expenses incurred in connection with the launching of certain activities. The Pension Fund Manager Superintendency (the agency overseeing Consolidar AFJP) authorized the capitalization of disbursements made through September 25, 1994, for “salaries, advertising, software, agent’s commissions, fees, brochures, forms, printing and leases and rentals”. Under U.S. GAAP, these expenses are charged-off to income when incurred. If U.S. GAAP had been applied our net income over discontinued operations would increase by Ps.6.8 million for the fiscal year ended December 31, 2008.

Under Argentine Banking GAAP, Government Securities that we decide to classify as investment accounts (including those used for forward purchases under repurchase agreements) are carried at a cost adjusted for the accrual at fiscal year-end of interest based on the internal rate of return from the time elapsed from acquisition date. According to U.S. GAAP, these securities should be considered as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings. Had U.S. GAAP been applied, our assets over continued operations would have increased by Ps.205.9 million and Ps.46.8 million as of December 31, 2010 and 2009, respectively, and would be decreased by Ps.216.2 million as of December 31, 2008. Our net income over continued operations would have decreased by Ps.480.6 million and Ps.436.7 million for the fiscal years ended December 31, 2010 and 2009, respectively, and would be increased by Ps.660.8 million for the fiscal year ended December 31, 2008.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.215.5 million, Ps.204.9 million and Ps.92.8 million at December 31, 2010, 2009 and 2008, respectively. On the other hand, our income would have increased by Ps.10.6 million and Ps.112.1 million for the years ended December 31, 2010 and 2009, respectively, and would have decreased by Ps.14.4 million for the year ended December 31, 2008.

During the fiscal year ended December 31, 2001, under Argentine Banking GAAP, BBVA Banco Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for Federal Government secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would be to decrease assets over continued operations by Ps.78.0 million, Ps.72.1 million and Ps.203.8 million at December 31, 2010, 2009 and 2008, respectively. On the other hand, income over continued operations would be decreased by Ps.6.0 million for the fiscal year ended December 31, 2010 and would have increased by Ps.131.8 million and Ps.121.4 million for the fiscal years ended December 31, 2009 and 2008, respectively. The effects over discontinued operations would be to decrease assets by Ps.13.6 million at December 31, 2008. On the other hand, income over discontinued operations would have increased by Ps.13.6 million and Ps.3.5 million for the fiscal years ended December 31, 2009 and 2008, respectively.

On January 28, 2009 and February 25, 2009, the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option to exchange certain bonds for Argentine Government notes in pesos. The debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan. According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method. Under U.S. GAAP the effects of adjustments over continued operations would have decreased assets by Ps.21.7 million and Ps.31.6 million for the fiscal years ended December 31, 2010 and 2009, respectively. On the other hand income for the fiscal year ended December 31, 2010 would have increased by Ps.9.9 million and would have decreased by Ps.31.6 million at December 31, 2009.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.23.5 million, Ps.22.6 million and Ps.19.9 million at December 31, 2010, 2009 and 2008, respectively. On the other hand net income over continued operations would have decreased by Ps.0.9 million and Ps.2.7 million at December 31, 2010 and 2009, respectively, and would have increased by Ps.58.3 million at December 31, 2008.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.43.8 million, Ps.35.7 million and Ps.39.2 million at December 31, 2010, 2009 and 2008, respectively. On the other hand, the income over continued operations would have decreased by Ps.8.1 million and Ps.11.4 million at December 31, 2010 and 2008, respectively, and would have increased by Ps.3.5 million for the fiscal year ended December 31, 2009.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.0.3 million, Ps.0.3 million and Ps.23.2 million for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. Net income would have increased over continued operations by Ps.22.8 million and Ps.36.8 million at December 31, 2009 and 2008, respectively.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.1,187.0 million and Ps.1,055.1 million at December 31, 2010 and 2009, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.460.0 million and Ps.11.8 million at December 31, 2010 and 2009, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.67.4 million and Ps.113.5 million at December 31, 2010 and 2009, respectively.

For the fiscal years ended December 31, 2010 and 2009, Consolidar Cía. de Seguros de Retiro S.A. and for the fiscal year ended December 31, 2008, Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.a)(iv) and 6.h). Had U.S. GAAP been applied over continued operations, liabilities would have decreased by Ps.267.9 million, Ps.225.4 million and Ps.176.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. On the other hand, income over continued operations for the years ended December 31, 2010, 2009 and 2008 would have increased by Ps.42.5 million, Ps.48.6 million and Ps.159.9 million, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2010, 2009 and 2008.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Banco Frances. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7 at December 31, 2010, 2009 and 2008. Additionally, the income over continued operations would have increased by Ps.12.2 million for the fiscal year ended December 31, 2008.

ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million as of December 31, 2010, 2009 and 2008.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, our assets would have increased by Ps.2.6 million at December 31, 2010. On the other hand, income for the fiscal year ended December 31, 2010 would have increased by Ps.2.2 million.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18). Had U.S. GAAP been applied over continued operations, allowance for other contingencies would have decreased by Ps.34.8 million and Ps.29.1 million at December 31, 2010 and 2009, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2010 and 2009 would have increased by Ps.5.7 million and Ps.29.1 million, respectively.

The Bank acquired Consolidar AFJP S.A.’s undivided interest in a piece of real estate (see Note 4.1.c). ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by Ps.37.9 million and Ps.38.1 millon at December 31, 2010 and 2009, respectively. On the other hand income over continued operations would have increased by Ps.0.2 million at December 31, 2010 and would have decreased by Ps.38.1 million at December 31, 2009.

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by Ps.357.8 million, Ps.277.4 millon and Ps.82.0 million at December 31, 2010, 2009 and 2008, respectively. In addition, income for the fiscal years ended at December 31, 2010, 2009 and 2008 would have increased by Ps.83.2 million, Ps.254.6 million and Ps.12.1 million, respectively. Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by Ps.18.9 million, Ps.26.8 million and Ps.87.6 million at December 31, 2010, 2009 and 2008, respectively. In addition, income for the fiscal years ended at December 31, 2010, 2009 and 2008 would have decreased by Ps.7.9 million, Ps.32.8 million and Ps.16.9 million, respectively.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2010, 2009 and 2008 would have been Ps.817.6 million, Ps.1,129.1 million and Ps.939.9 million, respectively. Under Argentine

Banking GAAP, our net income over continued operations was Ps.1,207.4 million, Ps.815.0 million and Ps.341.2 million for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2010, 2009 and 2008 would have been Ps.(13.5) million, Ps.(99.3) million and Ps.(29.6) million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations was Ps.(9.3) million, Ps.(96.6) million and Ps.(19.7) million for the same respective periods.

Credit Ratings

As a consequence of the Argentine Crisis and the downgrade of the sovereign ceiling, the international rating agencies downgraded our ratings in 2001 and 2002. Standard & Poor’s rated our counterparty credit risk rating “SD” (selective default) and our senior debt rating “CC”, while Moody’s Investors Service rated our financial strength credit rating “E” and our senior debt rating “Ca”.

In light of the deep crisis in Argentina and in the financial system, on June 15, 2002, we asked the international rating agencies to temporarily suspend the ratings of Banco Francés. The decision was made as a measure to reduce costs, and because we believed that our ratings would not improve in the medium term.

As of June 1, 2005, with the restructuring of the sovereign debt, Standard & Poor’s upgraded the new sovereign debt to rating “B-”, with stable outlook. During the year 2006, Standard & Poor’s once again upgraded its rating and the debt received a rating of  “B+”. In view of that, at the end of that year our senior debt achieved the rating “AA”.

On August 11, 2008, the foreign and local currency long-term credit ratings on the Republic of Argentina was downgraded by Standard & Poor’s from “B+” to “B”, and maintained the stable outlook. The sovereign’s weaker financial profile, combined with a deteriorating political environment, makes Argentina's creditworthiness more consistent with a “B” rating. Additionally, Standard & Poor’s lowered its national scale rating of Argentina to “AA-” from “AA”. Therefore, it rated our local counterparty credit risk “AA-” and our senior debt, with stable outlook.

On October 31, 2008, Standard & Poor’s lowered again its foreign and local currency long-term credit ratings on Argentina to “B-”. The downgrade reflects heightened concerns about the deteriorating economic, political environment in Argentina and the resulting increased fiscal stress. A weaker global economy could hurt the prices of agricultural commodities, the exports of which greatly support the sovereign’s fiscal and external accounts. Besides, Standard & Poor’s lowered its national scale rating on Argentina to “A+”. Accordingly, it rated our local counterparty credit risk and senior debt “A+”, with stable outlook.

During 2010, after the completion of the second defaulted debt swap with a 67% participation rate, Fitch Ratings and Standard & Poor’s raised its foreign and local currency long-term credit ratings on the Republic of Argentina. The ratings are supportive by comparatively high per capita income levels, high economic growth in recent years, a relatively favorable public debt composition and eight consecutive years of current account surpluses. In line with this, Standard & Poor’s improved BBVA Banco Francés’ ratings to “raAA/Stable.

Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information systems. See “Item 4. Information on the Company—Business Overview—Information Technology”. We hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, and equipment from third parties.

Trend Information

In the growing economy, with a stable exchange rate, continuing fiscal solvency and inflation under control, the financial system will continue to be focused in expanding the private sector lending activity, with emphasis in the middle-market and retail segment. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Item 4. Information on the Company—Business Overview”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The corporate by-laws of BBVA Banco Francés S.A. state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and may be re-elected (the “Board”). The by-laws also provide the appointment of alternate directors. According to the by-laws, the Board meets at least once per month.

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
Present principal occupations: Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Chairman, Inversora Otar S.A. (“Inversora Otar”);

Business experience: Vice Chairman, Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Chairman, Consolidar AFJP S.A. (“Consolidar AFJP”); Chairman, Consolidar ART S.A. (“Consolidar ART”); Chairman, Consolidar Compañía de Seguros de Vida S.A. (“Consolidar Seguros de Vida”); Chairman, Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Seguros de Retiro”); Chairman, BBVA Consolidar Seguros S.A. (“BBVA Seguros”) and Chairman, Consolidar Salud S.A. (“Consolidar Salud”); Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Banco Francés; Wholesale Banking Director, BBVA Banco Francés and Retail Banking Director, BBVA Banco Francés.

Mr. Bledel joined the staff of BBVA Banco Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez (**)	December 2012	Vice chairman	05/22/1950
Present principal occupation: Director, BBVA Banco Francés S.A.

Business experience: Director, Consolidar AFJP; Director, Consolidar Seguros de Retiro Retail Banking Director, BBVA S.A.; Retail Banking Director, BBVA Banco Francés S.A.; Marketing Director España and Portugal, BBVA S.A.

Mr. Tamayo Pérez was elected Director in April 2007.

Marcelo Gustavo Canestri (*)	December 2012	Director	04/23/1953
Present principal occupations: Director, Francés Valores; Director, Inversora Otar; Director, PSA Finance; Alternate Director, Rombo Compañía Financiera.

Business experience: Corporate Assistant Manager, BBVA Banco Francés; Wholesale Banking Assistant Manager, BBVA Banco Francés; Asset Management Director, BBVA Banco Francés and Financial Director, BBVA Banco Francés; Director, Consolidar Seguros de Retiro; Director, Consolidar AFJP; Director, Consolidar ART; Director, Consolidar Seguros de Vida; Director, BBVA Seguros.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Javier José D’Ornellas (***)	December 2012	Director	06/07/1940
Present principal occupation: Director, BBVA Banco Francés S.A.

Business experience: Director, Asociación Argentina Cultural Inglesa (AACI); Chairman, Rentar S.A., Director, Inversiones Robert S.A.;
Chairman, Rentar S.A.; Chairman, VASA S.A.; Chairman, MASISA Argentina S.A.; Chairman, Vidrios Lirquén S.A.; Chairman, Santa Lucía Cristal SACIF; Director, Concord S.A. Colombia; Director, Santa Lucia Cristais Brasil.

Mr. D’Ornellas was elected Director in 1998.

Name	Current Term Ends	Position as of December 31, 2009	Date of Birth	Present principal occupations outside BBVA Banco Francés and business experience
Oscar Miguel Castro (***)	December 2011	Director	12/04/1945
Present principal occupations: Independent Director, Zurich Argentina Cia. de Seguros S.A.; Director, Zurich Argentina de Seguros de Retiro S.A.; Alternate Director, Transportadora Gas del Sur.

Independent Consultant.

Business experience: Executive member of the Committee of Financial Services member, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Mr. Castro was elected Director in 2003.

Manuel Méndez del Río Piovich (**)	December 2012	Director	12/18/1952
Present principal occupations: Chairman, Fundación Microfinanzas BBVA; Chairman, Banco de las Microfinanzas; Chairman, Caja de Ahorro y Crédito Nuestra Gente; Chairman, Corporación de las Microfinanzas; Chairman, Servicios Microfinancieros S.A.; Director, BBVA S.A. (Chile); Director Banco Continental S.A. (Perú).

Business experience: General Director and Risks Director, BBVA Group. Head of the Departments of Presidency; Strategic Analysis and Risks; General Director, Argentaria; Wholesale Banking Director, Financial Director, Asset Management Director, Global Risks Management Director, Santander Group, among others.

Mr. Méndez del Río Piovich was elected to the Board in April 2010.

Luis Bernardo Daniel Juango Fitero (**)	December 2013	Director	08/24/1949	Present principal occupation: Director, BBVA Banco Francés S.A. Business experience: President, BBVA Colombia S.A.; Regional Director, BBVA S.A.

(*)
According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Jorge Carlos Bledel and Marcelo Gustavo Canestri do not qualify as independent directors, as they are former employees of the Bank.

(**)	On December 16, 2010 Mr. Méndez del Río Piovich presented a letter of resignation to the Board of Directors which was approved by the Board and became effective immnediately .
Mr. José Manuel Tamayo Pérez, Manuel Mendez del Río Piovich and Luis Bernardo Juango Fitero do not qualify as independent directors according to the independence criteria set forth by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, as they are former employees of BBVA S.A.
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

The Regular and Special Shareholders Meeting dated April 30, 2010: (i) re-elected three regular directors, Messrs. Marcelo Canestri, José Manuel Tamayo Pérez and Javier D´Ornellas for a period of three years; and (ii) elected Manuel Méndez del Río Piovich as a new Director.

The Regular and Special Shareholders Meeting dated March 30, 2011 re-elected Mr. Juango Fitero as regular director for a period a three years.

Executive Officers

The table below shows the names of the members of the management committee who have been our executive officers during 2010, and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Ricardo Enrique Moreno	2009	Executive Director	07/15/1963
Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation an Productivity BBVA

Mr. Moreno joined the Bank in 1994.

José Carlos López Álvarez	2007	Director, Planning and Financial Area; Director Presidency Areas	03/15/1959
Assistant Executive Director, Regulations Compliance, Coordination, Legal Services, Accounting and Auditing, Economic Studies Services, Risks, General Subdirector and Financial Director of Banco del Comercio (Spain) and Vice Chairman, Risk Management Director and Financial Director of BBVA Brasil.

Mr. López Alvarez joined the Bank in 2003.

Juan Alberto Estrada	2008	Director, Global Markets	07/12/1972	Asset Management Area; Head of the Trading Area. Mr. Estrada joined the Bank in 1992.
Martín Ezequiel Zarich	2010	Director, Innovation and Development	04/09/1964
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

Mr. Zarich joined the Bank in 1987.

Gabriel Milstein	2002	Director, Human Resources, Procurement, Real Estate, General Services and Safety	08/14/1958	Organization Manager, BBVA Banco Francés. Mr. Milstein joined the Bank in 1995.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Gustavo Allen	2007	Director, Companies Banking	12/07/1956
Goods and Services Manager, Banco Francés del Río de la Plata; Logistics Director, BBVA Banco Francés; President, BBVA Seguros; Territorial Director, BBVA Banco Francés.

Mr. Allen joined the Bank in 1994.

Carlos Villahoz	2010	Director, Corporate Banking and Investment Banking	09/28/1955
Manager, The Chase Manhattan Bank; Director, Hidro Piedra del Aguila; Director, Hidroneuquen; Director, Trasener; Director, Transba; Director, Citelec; Director, Cerámica Zanon; Director, Barugel y Azulay; Director, BBVA Banco Francés Cayman; Manager, Investment Banking, BBVA Banco Francés.

Mr. Villahoz joined the Bank in 1991.

Jorge Delfín Luna	2010	Director, Retail Banking	11/17/1958
Regional Manager, Sucursal Citibank, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (Banco Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Banco Francés.

Mr. Luna joined the Bank in 1996.

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

Mr. Fernandez joined the Bank in 1995.

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

Mrs. Fernandez de Melero joined the Bank in 1987.

Juan Eugenio Rogero González	2010	Director, Risks	06/20/1956
Mr. Rogero González joined BBVA in 1973. His background includes: Branch Director Corporate Banking, Bilbao BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Banco Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

Mr. Rogero González first joined the Bank in 2005.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Enrique César Bartolomé (*)	2007	Director, Innovation and Development	01/23/1965
Human Resources Analyst, Banco de Crédito Argentino; Team Leader Management Control, Budget and Audit, Banco de Crédito Argentino; Manager, Management and Budget Control, BBVA Banco Francés; Director, Transformation and Development BBVA Banco Francés.

Mr. Bartolomé joined the Bank in 1989.

(*)	Mr. Bartolomé resigned his positions with BBVA Banco Francés S.A. on November, 2010 and was replaced by Mr. Zarich.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment, except as described in “Directors, Senior Management and Employees—Compensation of Directors and Officers”.

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

As of December 31, 2010, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

At the General Ordinary and Special Shareholders Meeting of BBVA Banco Francés held on March 30, 2011, the abovementioned members of the Supervisory Committee were appointed for a new period.

Background information

-
Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A; Electrónica Megatone S.A; Inta Industria Textil Argentina S.A.; Sociedad Comercial Del Plata S.A; Best Market S.A.; Bridgestone Argentina S.A.I.C.; Centro Automotores S.A.; Coeur Argentina S.R.L.; Compañía General De Combustibles S.A; Compañía Previsional Metlife S.A. Cormasa S.A.; Courtage S.A. (Síndico Titular); Duke Energy Cerros Colorados S.A; Faurecia Argentina S.A.), among others.

-
Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Centro del Norte S.A; CNA ART S.A; HCA S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A; Met AFJP S.A.; Metalúrgica Tandil S.A; Metlife Seguros De Retiro S.A.); Metlife Seguros De Vida S.A; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L., among others.

-
Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Carboclor S.A. Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A. Electrónica Megatone S.A.; Inta Industria Textil Argentina S.A.;Rombo Compañía Financiera; Best Market S.A.; Centro Automotores S.A.; Centro del Norte S.A,; CNA ART S.A.; Compañía General De Combustibles S.A., among others.

-
Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of CNA ART S.A.; Compañía General De Combustibles S.A.: Compañía Previsional Metlife S.A.; Consolidar AFJP S.A. (En Liquidación);Consolidar Aseguradora De Riesgos Del Trabajo S.A. Consolidar Comercializadora S.A. Consolidar Compañía De Seguros De Retiro S.A.; Cormasa S.A.; Courtage S.A; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; among others.

-
Agustín Isola, Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Cormasa S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Met AFJP S.A; Metalúrgica Tandil S.A.; Metlife Seguros De Retiro S.A.; Metlife Seguros De Vida S.A.; Tavex Argentina S.A., among others.

-
Daniel Oscar Celentano, Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Aplica Soluciones Argentina S.A.; Rombo Compañía Financiera S.A; Francés Valores Sociedad De Bolsa S.A. ; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Consolidar Comercializadora S.A.; Consolidar Compañía De Seguros De Retiro S.A.; Consolidar Seguros S.A.

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

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003, April 22, 2004, April 28, 2005, April 27, 2006, April 26, 2007, March 28, 2008, March 27, 2009, April 30, 2010 and March 30, 2011 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001): (i) the auditor of the financial statements for fiscal years closing on December 31, 2008 and December 31, 2009 was Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164 ; (ii) the auditor of the financial statements for the fiscal year closing on December 31, 2010 was Roxana Mabel Fiasche, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 274, Page 40 and (iii) the auditors of the financial statements for the fiscal year closing on December 31, 2011 are Roxana Mabel Fiasche (regular) and Luis Alberto Curuchaga (alternate): National Public Accountant (Buenos Aires University), registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 97, Page 249.

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

As of this date, the Audit Committee (I) is comprised of:

a)	Marcelo Gustavo Canestri

b)	Oscar Miguel Castro

c)	Jorge Carlos Bledel

d)	Eduardo Zerega

Permanent Assistants to the Committee: Jorge Luna; Jorge Allen; José Carlos López Álvarez; Adrián Bressani and Javier D’Ornellas.

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

The Audit Committee (I)’s duties are to:

▪	supervise the appropriate implementation of the internal control systems defined in the Bank through a regular evaluation;

▪	provide assistance to improve the effectiveness of the internal controls;

▪	inquire about external audit planning and comment as necessary on the nature, scope and time for the performance of the audit proceedings;

▪
revise and approve the annual work program of the Bank’s internal audit area (“Internal Audit Planning Memorandum” or “Annual Planning”) to be carried out under said Annual Planning, as well as the level of compliance with such program;

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

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

BBVA Banco Francés has an Audit Committee (II) with the following composition, according to Board’s Resolution dated May 18, 2010:

Members:    José Manuel Tamayo Pérez
Oscar Miguel Castro
Javier D’Ornellas

According to Section 303A.07(b) NYSE all of the members of this Audit Committee must be “independent”. Moreover, according to Decree No. 677/01 and Resolution No. 400/02 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. Mr. José Manuel Tamayo Pérez qualifies as an “independent” director according to NYSE regulations, but does not qualify as an independent director according to the independence criteria set forth by General Resolution No. 368, as he is a former employee of BBVA S.A.

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

▪	to supervise the application of policies regarding the information about the company’s risk management.

▪	to furnish the market with comprehensive information in respect of operations which may involve conflicts of interest with members of the corporate bodies or controlling shareholders.

▪	to render an opinion on the reasonableness of proposals concerning fees and share option plans for the company’s directors and managers as submitted by the administration body.

▪
to render an opinion on the observance of legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights.

▪	to verify the observance of the applicable standards of behavior.

▪	to issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by the Decree No. 677/01.

▪	to issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the company.

▪	to prepare annually an action plan to be submitted to the Board and the Supervisory Committee.

▪
to examine the plans prepared by the external and internal auditors, evaluate their performance and issue an opinion on the matter on occasions of the presentation and publication of the annual financial statements.

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

Compensation of Directors and Officers

The Bank has a Nominations and Compensation Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board of Directors in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of December 31, 2010 it consisted of: (i) Oscar Miguel Castro; (ii) Javier José D’Ornellas; (iii) José Manuel Tamayo Pérez; (iv) Gabriel Milstein and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2010, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.27,526 million. This amount also includes compensation accrued during 2009 and paid in 2010. Compensation in the amount of Ps.19,724 million accrued during 2010 and was fully paid in 2011 before the date of this annual report. During the fiscal year ended December 31, 2010, the Bank was required to set aside Ps.1.8 million to provide defined contribution pension plans (see Note 19.15 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Computer Technology (iii) Disclosure; (iv) Asset Laundering and Terrorism Financing Prevention Committee; (iv) Internal Control Evaluation Committee, among others.

▪	Management Committee

As of December 31, 2010 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Carlos Villahoz, (v) Gabriel Milstein, (vi) Gustavo Fernández, (vii) José Carlos López Álvarez, (viii) Juan Eugenio Rogero González, (ix) Jorge Allen, (x) Adriana Melero and (xi) Juan Alberto Estrada.

The obligations of the Management Committee are to: (i) fix the business and investment strategies, the general risks policies, the human resources policies and cooperate with the our General Manager; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget; (iv) monitor its evolution and determine corrective measures according to internal and market variables and (v) create business synergies with other companies of the group.

The Management Committee meets monthly.

▪	Computer Technology Committee

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and consists of: (i) Gustavo Fernández, (ii) Rubén Stempellato, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme, (v) Guillermo de la Plaza and (vi) Gustavo Siciliano.

The Computer Technology Committee meets quarterly.

▪	Disclosure Committee

The Disclosure Committee consists of: (i) the Director of the Presidency Areas and the Planning and Financial Area, José Carlos López Álvarez; (ii) Independent Director, Oscar Miguel Castro; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Eduardo Zerega; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Planning and Eficiency Manager, Jaquelina Kuscich; and (vii) the Secretary for Investors Relations, Vanesa Bories.

The general functions of the Disclosure Committee are to make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents its financial situation and the results of its operations and is communicated in compliance with the terms and other requirements of the applicable regulations and with general market operation and good corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the financial statements as well as of any accounting or financial information which must be registered with the CNV and other regulatory bodies and agents of the stock exchanges where the shares of BBVA Banco Francés are listed.

The Disclosure Committee meets quarterly.

▪	Asset Laundering and Terrorism Financing Prevention Committee

As of December 31, 2010, the Asset Laundering and Terrorism Financing Prevention Committee consisted of: the Chief Director (member), a Director (member), the Manager of the Regulations Compliance Department (Coordinator), the Presidency Areas Director (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management (Vice coordinator), the Corporate Banking and Investment Director (member), the Director of Legal Services Department (member), a member of the Legal Services Department (secretary), the Chief of Internal Control and New Products (member), the Director of Human Resources, Procurement, Real Estate, General Services and Safety (member), the Director of Companies Banking (member), the Director of Global Markets– Head Officer in financial brokerage (member), the Innovation and Development Director (member), the Director of Retail Banking (member) and the President of Francés Administradora de Inversiones (member).

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

The Terrorism Asset Laundering and Financing Committee meets every three months, or extraordinarily whenever the coordinator should deem it convenient due to the existence of relevant matters to be discussed.

Not fewer than five business days in advance of the meeting shall the Regulatory Compliance Director discuss with the secretary the subjects to be treated at the quarterly meeting, and the Secretary will submit the agenda to the members of the Committee.

▪	Internal Control Evaluation Committee

Participants

The Internal Control Evaluation Committee consists of: the Regulations Compliance Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary), the Director of the Presidency Areas, the Chief of Internal Control and New Products, the Human Resources Director, the Media Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

Functions

The Internal Control Evaluation Committee is the last step in the “Pyramidal Certification” process established in compliance with section 404 of the Sarbanes Oxley Act.

In order to fulfill its goals, the Committee assumes the following responsibilities:

-	to discuss the issues related to the internal control model.

-	to evaluate control weaknesses evidenced in the work performed in compliance with section 404 of the Sarbanes Oxley Act and the group’s internal control model.

-	to decide on possible discrepancies occurred in the internal certification procedures.

-	to analyze, if applicable, the internal control report proposal in compliance with the requirements of section 404 of the Sarbanes Oxley Act and the group’s internal control model.

-	to approve the internal control report that will support the internal control certification to be included in the 20-F documentation to be filed with the SEC.

Regular meetings

The Internal Control Evaluation Committee meets once per year, or at the request of the Committee’s coordinator or vice-coordinator, or when the person responsible for their coordination deems appropriate due to the existence of some relevant issue.

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)
Main Officer Responsible: Mr. Manuel Mansilla
Alternate Officer Responsible: Mr. Gustavo Viturro

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)
Main Officer Responsible: Mr. Alejandro Chiaradia
Alternate Officer Responsible: Mr. José Luis Frete

-	Responsible for relations with entities and their clients (Communication “A” 4378 and 4394 BCRA)
Main Officer Responsible: Mr. Daniel Enrique Ferreri
Alternate Officer Responsible: Mr. Roberto Adragna

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA)
Mr. Carlos Marí

-	Responsible for Information Systems (Communication “A” 2593 BCRA)
Main Officer Responsible: Mr. José Carlos López Alvarez
Alternate Officer Responsible: Mr. Martín Ezequiel Zarich

-	Responsible for Market Relations (Decree No. 677/01)
Main Officer Responsible: Mr. José Carlos López Alvarez
Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA)
Mr. Marcelo Gustavo Canestri

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2010, 2009 and 2008:

	As of December 31,
	2010 (1)	2009 (1)	2008 (1)
Main office	1,951	1,600	1,544
Branches	2,625	2,482	2,708
Total	4,576	4,082	4,252

(1)	Excludes 137, 172 and 752 employees from non-banking subsidiaries as of December 31, 2010, 2009 and 2008, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2010, 773 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of February 28, 2011, Jorge Carlos Bledel (Chairman), Marcelo Gustavo Canestri (Director), Gabriel Milstein (Human Resources, Procurement, Real Estate, General Services and Safety Director), Martín Ezequiel Zarich (Innovation and Development Director) and Gustavo Osvaldo Fernández (Technology and Operations Director) owned shares in BBVA Banco Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Banco Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2010, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2010
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria (1)	244,870,968	45.65
Bilbao Vizcaya America BV (2)	112,192,349	20.92
Inversora Otar S.A. (3)	50,410,182	9.40
The Bank of New York (4)	43,748,916	8.16
Administración Nacional de Seguridad Social	36,707,858	6.84

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.
(4)	As holder agent of ADSs.

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

As of December 31, 2010, according to our records and the records of the Depositary, 24 holders of ordinary shares and 33 registered holders of ADSs have an address in the United States, representing, in the aggregate, 8.23% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2010 and 2009. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

	Fiscal Year ended December 31, 2010					Fiscal Year ended December 31, 2009
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	244,614	32.73%	195,097	—	Guarantees given, credit cards loans, other loans and correspondents	173,533	25.43%	141,219	26.77%	Guarantees given, advances, credit cards loans, other loans and correspondents
Francés Valores Sociedad de Bolsa S.A.	19,968	—	12,285	—	Other loans and equity investment	16,062	—	8,586	—	Other loans and equity investment
Francés Administradora de Inversión	37,266	32.73%	37,266	32.73%	Credit card loans, other loans and equity investment	1,833	28.84%	1,833	28.84%	Credit card loans, other loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	33,563	—	11,507	—	Other loans, guarantees given and equity investment	40,983	45.00%	33,564	—	Advances, other loans, guarantees given and equity investment
Consolidar Seguros de Vida S.A.	—	—	—	—	—	9,356	—	—	—	Other loans and equity investment
Consolidar Seguros de Retiro S.A.	16,493	—	16,493	—	Other loans and equity investment	18,914	18.00%	12,884	26.65%	Credit card loans, other loans, guarantees given and equity investment
Consolidar ART S.A.	6,529	32.73%	4,754	32.61%	Advances, credit cards loans and equity investment	14,161	32.36%	14,161	32.36%	Advances, credit cards loans and equity investment
PSA Finance	494,789	20.27%	494,789	20.27%	Call money, other loans, guarantees given and equity investment	370,368	22.44%	341,348	24.28%	Call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	20,917	85.78%	19,487	85.78%	Advances, credit cards loans, other loans and equity investment	17,852	45.00%	16,583	85.77%	Advances, credit cards loans, other loans and equity investment
Consolidar Comercializadora S.A.	182	—	52	—	Other loans and credit cards loans	131	—	131	—	Other loans
Atuel Fideicomisos S.A.	38,030	—	—	—	Equity investment	35,048	—	35,048	—	Equity investment

(1) Largest amount during the period indicated.
(2) In thousands of pesos.

	Fiscal Year ended December 31, 2010					Fiscal Year ended December 31, 2009
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Associated Entities
Rombo Cia Financiera S.A.	328,401	18.53%	328,401	18.53%	Call money, other loans, guarantees given and equity investment	179,410	18.70%	165,078	23.32%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	3,702	16.00%	3,702	16.00%	Advances, credit card loans, personal loans, other loans and real state mortgage	1,364	21.50%	1,364	21.00%	Advances, credit card loans, personal loans, other loans and real state mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
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

As of December 31, 2010, the Bank did not register assistance received from BBVA.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The measures taken by the Argentine government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Argentine government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. During 2010, BBVA Banco Francés paid Ps.35,056,961 regarding exchange rate difference of deposit refunds, in compliance with court orders in lawsuits brought by the Bank’s customers.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 5072 of the Central Bank from May 6, 2010, such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

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

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2004 to 2010, see “Item 3. Key Information–Declared Dividends”.

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

	Pesos Per Ordinary Share (1)
	High	Low
March 2011	16.25	14.85
February 2011	16.60	14.95
January 2011	16.60	15.00
Fiscal year ended December 31, 2010	17.80	7.28
Fourth quarter	17.80	12.90
December, 2010	15.95	15.20
November, 2010	17.80	14.90
October, 2010	15.95	12.90
Third quarter	13.10	8.40
Second quarter	10.10	7.28
First quarter	9.95	7.43
Fiscal year ended December 31, 2009	8.73	2.50
Fourth quarter	8.73	6.97
Third quarter	7.80	5.30
Second quarter	6.10	3.30
First quarter	3.90	2.50
Fiscal year ended December 31, 2008	8.55	2.42
Fiscal year ended December 31, 2007	13.10	8.04
Fiscal year ended December 31, 2006	9.60	6.90
(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	U.S.$ Per ADS (1)
	High		Low
March 2011	11	20/29	10	8/17
February 2011	12	2/67	10	39/50
January 2011	12	19/50	10	9/10
Fiscal year ended December 31, 2010	13	33/50	5	9/20
Fourth quarter	13	33/50	9	43/50
December, 2010	12	1/10	11	17/50
November, 2010	13	33/50	11	20/69
October, 2010	12	17/50	9	43/50
Third quarter	9	9/10	6	3/13
Second quarter	7	4/5	5	9/20
First quarter	7	19/25	5	67/77
Fiscal year ended December 31, 2009	7	16/39	1	4/5
Fourth quarter	7	16/39	5	1/3
Third quarter	6	1/15	3	33/50
Second quarter	4	19/20	2	2/5
First quarter	3	25/51	1	4/5
Fiscal year ended December 31, 2008	8	21/50	1	4/7
Fiscal year ended December 31, 2007	13	1/10	7	12/25
Fiscal year ended December 31, 2006	9	7/10	6	7/10
(1)	Source: BNY Mellon Depositary.

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2010, the shares of 107 Argentine companies, excluding mutual funds, were listed on the BCBA. During the year 2010, the total volume traded on the exchange raised 33% in comparison with the volume of previous year. All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2010, the market capitalization of the 107 companies listed on the BCBA was approximately U.S.$477.43 billion. At the same time, the market capitalization of the domestic companies totalled U.S.$63.78 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	Year ended December 31,
	2010	2009	2008
Market capitalization (U.S.$ billion)	477.4	574.2	357.1
Number of companies listed	107	106	110
Rate of return in dollars (1)	45.81%	95.18%	(54.22)%
Market/book ratio (2)	2.65	1.41	0.93

(1)	Based on the Merval Index
(2)	Estimated
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

Although participation by foreign investors in BCBA has historically been low, it has increased since 1991 as a consequence of the economic reform programs implemented by the Argentine government and the liberalization of restrictions to the access by foreign investors to securities in the Argentine securities market. Currently, an important amount of floating capital and public bonds is held by foreign investors, but since 2002 a decrease in the flow of foreign capital has been evident due to the economic crisis and the BCRA regulations.

In 2002, through Decree No. 216/02, the Mercado Unico y Libre de Cambios (“MULC”) was created and a series of other BCRA regulations that fixed limits to capitals flows were adopted. In 2005, the BCRA regulated the currency for the transactions in the regulated markets. Since 2005, all transactions can be converted in Pesos or U.S. dollars in local accounts and foreign accounts.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main bodies of regulation governing BBVA Banco Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our by-laws. Copies of our by-laws have been filed as exhibits to our 2010 annual report on Form 20-F.

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

At the Ordinary and Extraordinary Stockholders’ Meeting held on March 27, 2009, our shareholders agreed and authorized to amend sections 10 and 13 of the corporate by-laws that will make it possible for the company to replace its Board of Directors either partially or in stages through the appointment or re-election of its members, as well as to hold its meetings with the attendance of non-resident directors by video-teleconference. This amendment has been registered with the Public Registry of Commerce on April 21, 2010, under Number 7.192, Book 49.

At the Ordinary and Extraordinary Stockholders´ Meeting held on April 30, 2010, our shareholders agreed and authorized to: (i) the amendment of section 10 of the corporate by-law regarding the different denominations that could be used by the company’s CEO, and (ii) to the amendment of section 21 and to eliminate section 17, regarding the Executive Committee which was no longer in use. These amendments have been registered with the Public Registry of Commerce on August 2, 2010, under Number 13.784, Book 50.

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

The compensation of the members of the Board of Directors is previously approved by the Nominations and Compensation Committee and the Audit Committee (II) of the Bank, taking into consideration the reasonability and legality of the amount proposed. The decision of these two Committees regarding the compensation amount will then be submitted to the approval of the Board of Directors and the Annual Shareholders Meeting.

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

Communication “A” 5072, from May 6, 2010, provides that financial entities can distribute retained profits, with the corresponding authorization from the Central Bank, which must verify the following regarding such financial entity:

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

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, local companies (with the exception of financial institutions), following certain requirements, may:

▪
Pay abroad interest on foreign debt on its due date or up to 15 days in advance. Access to the local foreign exchange market in connection with the servicing of foreign indebtedness is available only if and after the date the original proceeds from the financing have been transferred into Argentina and the foreign currencies liquidated as explained before.

▪
Repay principal of foreign debt at maturity (or 30 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for pesos, and repayment takes place at least 365 days therefrom) without prior Central Bank authorization. Communication “A” 4177 (as amended) also allows prepayment of principal with an anticipation of more than 30 days, but subject to the following conditions:

(1)
If prepayment of principal is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount, calculated according to the formula provided by the Central Bank.

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

The limit for local individuals and companies currently in force is U.S.$2 million per month.

B.	Non-residents

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

Taxation

The following is a summary of certain Argentine and United States federal tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares. Holders of our ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

1.	Argentine Taxes

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the ownership and disposition of ADSs or ordinary shares by U.S. Holders. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. Investors in ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

Cash and stock dividends distributed in 2010 were not subject to income tax withholding.

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

Pursuant to Law No. 25,585, it is presumed — without the right to rebut such presumption — that shares of stock corporations, such as ADSs (held in book-entry form or evidenced by ADRs), shares of common stock and equity interests in entities governed by the Business Companies Law No. 19,550, as amended, whose holders are corporations or any other entities, companies, permanent establishments or trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or undivided estates domiciled in a foreign country.

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

In May 2010, BBVA Banco Francés paid Ps.5,039,095 to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2009.

In 2011 the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2010. The tax may be withheld from future dividends.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis, which may affect the tax consequences described herein. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Holders of the ADSs or ordinary shares are urged to consult their own tax advisers as to the United States, Argentine and other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

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

Taxation of Distributions

Distributions paid on ADSs or ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of such holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine Pesos will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Argentine income taxes withheld from dividends on ordinary shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as result of amounts paid on account of the Argentine Personal Property Tax, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2010. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Banco Francés which are referred to in this annual report may also be inspected at our office at Reconquista 199, C1003ABB Buenos Aires, Republic of Argentina.

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

Additionally, the Bank has an independent area of market risk management called “Market Risk Management” that manages the control of all market activities that may be involved in the calculation of VaR. This area interacts in a daily basis with all the different areas of the Bank that are related with the trading activities of BBVA Banco Francés and with the Permanent Executive Commission at BBVA Group headquarters in Spain.

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

Daily Trading VaR at BBVA Banco Francés (in millions of pesos)

2010	2009
Average	2.16	0.79
Minimum	0.24	0.25
Maximum	9.22	4.28
Dec. 31	0.78	3.93

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2010	2009
Average	1.94	0.62
Minimum	0.08	0.15
Maximum	9.18	4.21
Dec. 31	0.72	3.67

Currency Risk VaR	2010	2009
Average	0.65	0.44
Minimum	0.10	0.06
Maximum	2.12	1.28
Dec. 31	0.27	1.21

Interest rate risk is mainly explained by investments in short-term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The graph below indicates the evolution of the risk exposure, measured with VaR, during the year 2010.

The graph below indicates interest rate risk and currency risk, measured with VaR, during the years 2009 and 2010 (thousands of pesos).

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2010 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2010.

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

At December 31, 2010
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	8,171.5	(0.92)%	2,446.6	1.45%	100.1	(7.59)%
50	8,209.1	(0.47)%	2,429.1	0.72%	104.2	(3.81)%
0	8,247.6	0.00%	2,411.6	0.00%	108.3	0.00%
(50)	8,287.0	0.48%	2,394.1	(0.73)%	112.4	3.83%
(100)	8,327.3	0.97%	2,376.6	(1.45)%	116.6	7.69%

Based on our position at December 31, 2010, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2010, net portfolio value would be reduced by Ps.38.5 million and net interest income over 2011 would be increased by approximately Ps.17.5 million.

Foreign Exchange Risk

As of December 31, 2010, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2010	Effect on net income based on our position as of December 31, 2009
(in millions of pesos, except percentages)
5%	(44)	(42)
(5)%	44	42

For a description of the changes in the exchange rates since December 2010, see “Item 4. Information on the Company–Recent Political and Economic Developments in Argentina”.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 12D.3 FEES AND CHARGES FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

The depositary for our American Depositary Receipts (“ADRs”) is the Bank of New York Mellon (“BNYM”).

Holders of our ADRs are generally expected to pay fees to BNYM according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)	■	Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	■	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
Registration or transfer fees	■	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	■	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	■	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	■	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	■	As necessary

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2010, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2010, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2010, based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2010 of the Bank, and our report dated April 1, 2011 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting rules established by the Argentine Central Bank (“BCRA”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
April 1, 2011

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

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina
Telephone number: (54 11) 4341 5036
e-mail address: jkuscich@bancofrances.com.ar
                        cecilia.acuna@bancofrances.com.ar

During fiscal year 2010, there have been no amendments to any provisions of the Code of Conduct that apply to our executive officers.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2010.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2010 and 2009:

	2010	2009
	(in millions of pesos)
Audit fees	5.59	4.39
Audit-related fees	—	—
Tax fees	0.32	0.24
All other fees	—	—
Total fees	5.91	4.63

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by Deloitte & Co. S.R.L. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2010 were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2010 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Special Committees—Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

BBVA BANCO FRANCÉS S.A.

By:	/s/ José Carlos López Alvarez
Name: José Carlos López Alvarez
Title: Chief Financial Officer
Date: April 1, 2011

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

of
To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2010 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2010 and 2009 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2010, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
April 1, 2011

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2010	2009 (1)
ASSETS
CASH AND DUE FROM BANKS	5,691,806	5,255,412
Cash	1,456,822	1,357,066
Due from banks and correspondents	4,234,984	3,898,346
Argentine Central Bank (BCRA)	4,098,792	3,723,387
Other local	2,574	34,144
Foreign	133,618	140,815
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	7,495,382	7,214,232
Holdings in investment accounts	1,295,373	1,334,763
Holdings for trading or financial transactions	442,478	488,176
Government Securities for repurchase agreements with the BCRA	—	68,250
Holdings available for sale	1,228,297	640,175
Unlisted Government Securities	2,055,451	1,961,046
Instruments issued by the BCRA	2,370,368	2,953,144
Investments in listed private securities	103,604	218,605
Less: Allowances	189	449,927
LOANS	16,699,852	11,751,889
To governmental sector	1,297,642	1,400,243
To financial sector	578,878	384,331
Inter-financial – (Calls granted)	30,000	61,000
Other financing to local financial institutions	504,636	289,367
Interest and listed-price differences accrued and pending of collection	44,242	33,964
To non-financial private sector and residents abroad:	15,219,559	10,305,001
Overdraft	2,366,957	1,703,750
Discounted instruments	2,086,979	1,068,567
Real estate mortgage	840,841	838,410
Collateral loans	831,981	480,694
Consumer	2,473,299	1,819,382
Credit cards	2,457,922	1,464,163
Other (Note 6.b)	4,010,249	2,806,667
Interest and listed-price differences accrued and pending of collection	179,623	139,839
Less: Interest documented together with main obligation	28,292	16,471
Less: Allowances	396,227	337,686
Carried forward	29,887,040	24,221,533

(1)  See Note 3.3.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2010	2009 (1)
Brought forward	29,887,040	24,221,533
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	1,043,859	914,851
Argentine Central Bank (BCRA)	346,396	560,781
Amounts receivable for spot and forward sales to be settled	251,773	9,469
Instruments to be received for spot and forward purchases to be settled	232,152	10,264
Premiums for options bought	5,582	—
Unlisted corporate bonds	102,368	119,488
Non-deliverable forward transactions balances to be settled	20,992	84,070
Other receivables not covered by debtor classification regulations	119	39,357
Other receivables covered by debtor classification regulations	91,109	63,269
Interest accrued and pending of collection not covered by debtor classification regulations	—	51,212
Less: Allowances	6,632	23,059
RECEIVABLES FROM FINANCIAL LEASES	534,457	328,398
Receivables from financial leases	535,619	329,782
Interest accrued pending of collection	6,936	4,177
Less: Allowances	8,098	5,561
INVESTMENTS IN OTHER COMPANIES	110,138	106,289
In Financial institutions	47,700	51,474
Other (Note 6.c)	62,442	54,819
Less: Allowances	4	4
OTHER RECEIVABLES	381,364	243,057
Other (Note 6.d)	480,972	589,442
Other accrued interest receivable	2,695	2,558
Less: Allowances	102,303	348,943
PREMISES AND EQUIPMENT	523,608	486,483
OTHER ASSETS	27,753	26,475
INTANGIBLE ASSETS	66,547	59,835
Organization and development expenses	66,547	59,835
SUSPENSE ITEMS	5,030	4,222
OTHER SUBSIDIARIES’ ASSETS (Note 6.e)	450	450
TOTAL ASSETS	32,580,246	26,391,593

(1)  See Note 3.3.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2010	2009 (1)
LIABILITIES
DEPOSITS	22,461,307	18,334,845
Governmental sector	785,956	1,004,442
Financial sector	10,406	190,115
Non-financial private sector and residents abroad:	21,664,945	17,140,288
Checking accounts	5,063,665	3,491,170
Savings deposits	7,533,275	5,982,379
Time deposits	8,541,279	7,245,384
Investments accounts	78,009	19,022
Other	389,346	348,397
Interest and listed—price differences accrued payable	59,371	53,936
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	1,992,801	1,224,668
Argentine Central Bank — Other	2,747	2,691
Banks and International Institutions	88,536	55,523
Non — subordinated corporate bonds	70,000	—
Amounts payable for spot and forward purchases to be settled	218,075	7,562
Instruments to be delivered for spot and forward sales to be settled	241,915	80,268
Premiums for options written	2,348	—
Financing received from Argentine financial institutions	121,347	38,247
Inter-financial - (Calls received)	5,100	—
Other financing from local financial institutions	116,243	38,247
Interest accrued payable	4	—
Non-deliverable forward transactions balances to be settled	530	2,825
Other (Note 6.f)	1,240,802	1,036,350
Interest and listed—Price differences accrued payable	6,501	1,202
OTHER LIABILITIES	817,784	471,729
Fees payable	62	82
Other (Note 6.g)	817,722	471,647
ALLOWANCES	528,274	529,429
SUSPENSE ITEMS	17,411	75,043
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.h)	2,836,562	2,616,225
TOTAL LIABILITIES	28,654,139	23,251,939
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	179,192	213,182
STOCKHOLDERS’ EQUITY	3,746,915	2,926,472
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	32,580,246	26,391,593

(1)  See Note 3.3.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2010	2009
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	4,260,353	3,657,897
Guarantees received	3,581,622	2,999,676
Contra contingent debit accounts	678,731	658,221
Control	57,056,492	40,238,423
Receivables classified as non-recoverable	330,149	317,547
Other (Note 6.i)	56,127,912	39,298,438
Contra control debit accounts	598,431	622,438
Derivatives	4,957,446	4,287,825
“Notional” amount of call options bought	52,702	—
“Notional” amount of put options bought	27,402	—
“Notional” amount of non-deliverable forward transactions	2,478,406	1,940,035
Interest rate SWAP	213,967	102,697
Other	—	50,000
Contra debit derivatives accounts	2,184,969	2,195,093
For trustee activities	12,653	12,119
Funds in trust	12,653	12,119
TOTAL	66,286,944	48,196,264
CREDIT ACCOUNTS
Contingent	4,260,353	3,657,897
Credit lines granted (unused portion) covered by debtor classification regulations	70,538	56,290
Guarantees provided to the BCRA	101,609	138,433
Other guarantees given covered by debtor classification regulations	363,828	228,366
Other guarantees given non-covered by debtor classification regulations	75,403	121,626
Other covered by debtor classification regulations	67,353	113,506
Contra contingent credit accounts	3,581,622	2,999,676
Control	57,056,492	40,238,423
Items to be credited	510,436	549,582
Other	87,995	72,856
Contra control credit accounts	56,458,061	39,615,985
Derivatives	4,957,446	4,287,825
“Notional” amount of call options written	60,082	—
“Notional” amount of put options written	24,662	—
“Notional” amount of non-deliverable forward transactions	2,100,225	2,195,093
Contra credit derivatives accounts	2,772,477	2,092,732
For trustee activities	12,653	12,119
Contra credit accounts for trustee activities	12,653	12,119
TOTAL	66,286,944	48,196,264

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2010	2009 (1)	2008 (1)
FINANCIAL INCOME	3,842,671	3,560,203	2,279,104
Interest cash and due from banks	13	29	11,745
Interest on loans to the financial sector	99,820	203,089	187,728
Interest on overdraft	301,832	366,655	264,989
Interest on discounted instruments	168,201	154,894	176,250
Interest on real estate mortgage	111,507	122,623	107,322
Interest on collateral loans	104,905	90,803	55,231
Interest on credit card loans	229,657	182,231	107,461
Interest on other loans	713,363	581,402	495,666
Interest on other receivables from financial transactions	13,249	1,322	20,175
Interest on financial leases	64,999	58,977	59,025
Income from Federal Government secured loans—Decree No. 1387/01	271,964	260,466	214,690
Net income from governmental and private securities	1,471,135	1,042,950	—
Net income from options	4,494	—	—
Indexation by Benchmark Stabilization Coefficient (CER)	9,117	11,017	199,209
Gold and foreign currency exchange difference	197,821	200,696	206,869
Other	80,594	283,049	172,744
FINANCIAL EXPENSES	817,823	1,013,959	1,201,681
Interest on checking accounts	5,298	21,719	28,083
Interest on savings deposits	6,670	10,002	8,713
Interest on time deposit	609,454	744,526	720,759
Interest on inter-financial financing - (Calls received)	1,665	318	733
Interest on other financing from financial institutions	7,205	5,489	10,824
Interest on other liabilities from financial transactions	6,424	9,252	28,486
Other interest	11,029	3,216	6,832
Net expense from governmental and private securities	—	—	288,141
Net expense from options	—	2	100
Indexation by CER	240	375	7,212
Contribution to the deposit guarantee fund	35,001	31,906	26,702
Other	134,837	187,154	75,096
GROSS INTERMEDIATION MARGIN—GAIN	3,024,848	2,546,244	1,077,423
ALLOWANCES FOR DOUBTFUL LOANS	179,353	245,966	36,708
SERVICE CHARGE INCOME	1,484,846	1,203,005	1,190,417
Related to lending transactions	475,047	368,392	272,266
Related to liability transactions	590,998	502,568	413,474
Other commissions	86,234	77,224	283,494
Other (Note 6.j)	332,567	254,821	221,183
Carried forward	4,330,341	3,503,283	2,231,132

(1)  See Note 3.3.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2010	2009 (1)	2008 (1)
Brought forward	4,330,341	3,503,283	2,231,132
SERVICE CHARGE EXPENSE	406,376	279,691	240,631
Commissions	304,320	191,896	176,463
Other (Note 6.k)	102,056	87,795	64,168
OPERATING EXPENSES	2,019,378	1,633,899	1,413,448
Payroll expenses	1,245,082	1,009,758	837,175
Fees to Bank Directors and Statutory Auditors	1,489	692	570
Other professional fees	42,782	35,254	36,369
Advertising and publicity	101,134	65,433	72,764
Taxes	130,783	103,615	63,235
Fixed assets depreciation	57,737	49,244	42,468
Organizational expenses amortization	23,858	18,520	32,706
Other operating expenses	251,051	209,624	189,733
Other	165,462	141,759	138,428
NET GAIN FROM FINANCIAL TRANSACTIONS	1,904,587	1,589,693	577,053
NET (LOSS) / GAIN ON MINORITY INTEREST IN SUBSIDIARIES	(31,156)	(14,890)	2,801
OTHER INCOME	205,389	253,339	773,451
Income from long-term investments	21,323	20,841	65,121
Punitive interests	3,471	3,873	2,444
Loans recovered and reversals of allowances	117,858	53,355	187,767
Other (Note 6.l)	62,737	175,270	518,119
OTHER EXPENSES	564,800	738,102	1,000,525
Punitive interests and charges paid to BCRA	222	879	40
Charge for uncollectibility of other receivables and other allowances	49,906	246,484	199,603
Amortization of difference arising from judicial resolutions	35,057	48,804	107,793
Depreciation and losses from miscellaneous assets	734	505	579
Goodwill amortization	—	—	12,200
Other (Note 6.m)	478,881	441,430	680,310
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,514,020	1,090,040	352,780
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	315,841	371,578	31,270
NET INCOME FOR THE FISCAL YEAR	1,198,179	718,462	321,510
NET INCOME PER ORDINARY SHARE (2) (3)	2.23	1.47	0.68

(1)  See Note 3.3.
(2)  See Note 19.14.
(3)  Stated in pesos.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2010	2009 (1)	2008 (1)
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	5,818,088 (2)	4,661,349 (2)	3,465,634
Cash and its equivalents at the end of the fiscal year	6,251,784 (2)	5,818,088 (2)	4,661,349 (2)
Net increase in cash and its equivalents	433,696	1,156,739	1,195,715

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	1,144,287	(722,215)	50,042
- Loans	(2,674,830)	2,940,284	1,097,487
to financial sector	(141,269)	130,962	(26,690)
to non-financial public sector	112,729	203,662	100,151
to non-financial private sector and residents abroad	(2,646,290)	2,605,660	1,024,026
- Other receivables from financial transactions	(1,365,353)	(56,365)	(75,892)
- Receivables from financial leases	(206,059)	65,752	(57,296)
- Deposits	3,320,375	240,976	896,683
to financial sector	(179,708)	(7,078)	2,220
to non-financial public sector	(230,812)	(684,597)	1,623,718
to non-financial private sector and residents abroad	3,730,895	932,651	(729,255)
- Other liabilities from financial transactions	1,784,095	(17,296)	245,531
Financing from financial or inter-financial sector (calls received)	5,100	(550)	(9,469)
Others (except liabilities included in Financing Activities)	1,778,995	(16,746)	255,000
Collections related to service charge income	1,480,733	1,197,698	1,186,610
Payments related to service charge expense	(406,210)	(279,618)	(240,631)
Administrative expenses paid	(1,924,775)	(1,591,412)	(1,332,728)
Organizational and development expenses paid	(13,540)	(2,927)	(8,094)
Net collections from punitive interest	2,891	2,610	1,974
Differences from judicial resolutions paid	(35,057)	(48,804)	(50,304)
Collections of dividends from other companies	11,018	10,557	49,499
Other payments related to other income and expenses	(337,250)	(202,700)	(103,522)
Net cash flows provided by operating activities	780,325	1,536,540	1,659,359

Investment activities
Net payments from premises and equipment	(94,862)	(108,887)	(84,519)
Net (payments) / collections from other assets	(2,022)	806	9,547
Other payments from investment activities	(175,710)	(224,086)	(207,810)
Net cash flows used in investment activities	(272,594)	(332,167)	(282,782)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2010	2009	2008
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	70,000	—	—
- BCRA	46	(309)	1,133
Others	46	(309)	1,133
- Banks and international agencies	33,013	(275,788)	(224,531)
- Financing received from local financial institutions	77,996	(16,916)	(7,483)
Dividends paid in cash	(480,000)	(35,000)	(164,000)
Other collections from financing activities	224,897	280,350	202,274
Net cash flows used in financing activities	(74,048)	(47,663)	(192,607)

Financial results and results from holdings of cash and its equivalents (including interest)	13	29	11,745

Net increase in cash and its equivalents	433,696	1,156,739	1,195,715

(1)  See Note 3.3.
(2)  See Note 3.4.21.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2010, 2009 and 2008 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 19.7).

At January 30, 2009 the Bank swapped Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014.

On January 28 and February 25, 2009 Consolidar Cía. de Seguros de Retiro S.A. swapped secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

On September 10, 2009 Consolidar Cía. de Seguros de Retiro S.A. swapped Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN 2014) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 300 pbs Vto 2015”).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2010, 2009 and 2008, taxes paid amounted to 491,039, 577,360 and 220,440, respectively. At such dates, interest-paid amounted to 722,297, 917,164 and 1,131,510, respectively.

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2007	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837
Decisions of Stockholders’ Meeting of March 28, 2008:
- Dividends paid in cash	—	—	—	—	—	(164,000)	(164,000)
- Legal Reserve	—	—	—	47,010	—	(47,010)	—
Unrealized valuation difference (2)	—	—	—	—	(138,323)	—	(138,323)
Net income for the fiscal year	—	—	—	—	—	321,510	321,510
Balances at December 31, 2008	471,361	175,132	312,979	594,391	(181,119)	703,280	2,076,024
Decisions of Stockholders’ Meeting of March 27, 2009:
- Dividends paid in cash	—	—	—	—	—	(35,000)	(35,000)
- Dividends paid in shares (1)	65,000	—	—	—	—	(65,000)	—
- Legal Reserve	—	—	—	64,302	—	(64,302)	—
Unrealized valuation difference (2)	—	—	—	—	166,986	—	166,986
Net income for the fiscal year	—	—	—	—	—	718,462	718,462
Balances at December 31, 2009	536,361	175,132	312,979	658,693	(14,133)	1,257,440	2,926,472
Decisions of Stockholders’ Meeting of April 30, 2010:
- Dividends paid in cash	—	—	—	—	—	(480,000)	(480,000)
- Legal Reserve	—	—	—	143,692	—	(143,692)	—
Unrealized valuation difference (2)	—	—	—	—	102,264	—	102,264
Net income for the fiscal year	—	—	—	—	—	1,198,179	1,198,179
Balances at December 31, 2010	536,361	175,132	312,979	802,385	88,131	1,831,927	3,746,915

(1)  See Note 1.2.
(2)  Unrealized (loss) / gain for Available for Sale investments (see Note 3.4.2.).

The accompanying Notes 1 to 21 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996 BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2010.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2005:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361	(2)

(1)  For payment of share dividend.
(2)  The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.2.2.	Authorized and issued shares

The capital stock of the Bank consists of 536,361,306 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

In October 2009 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 65,000,000 as a result of the distribution of share dividends approved by the Stockholders’ Meeting on March 27, 2009.

1.2.3.	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Consolidated Statement of Changes in Stockholders’ Equity represents:

a)
The balance of the surplus of the technical valuation on the Bank’s properties made in year 1981, which is available to absorb losses on the disposal or devaluation of such properties restated by inflation as mentioned in Note 3.2.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The composition of “Adjustments to stockholders’ equity” is as follows:

December 31, 2010 and 2009
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. Finally, the Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010.

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

1.4.	Atuel Fideicomisos S.A. – Merger with BBVA Banco Francés S.A.

As of December 31, 2009, under its line of business, Atuel Fideicomisos S.A. acted in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities would be satisfied out of the proceeds of the underlying assets of each such trust.

-
Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de Depósitos S.A. as beneficiaries.

-	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

-
Atuel Fideicomisos also acted as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see Note 10.1.).

On March 15, 2010, the Board of Directors of BBVA Banco Francés S.A. and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. was merged into BBVA Banco Francés S.A. on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Banco Francés S.A.’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consists in the absorption by BBVA Banco Francés S.A. of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Banco Francés S.A. remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010 the Corporation Inspection Bureau (IGJ for its Spanish acronym) registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations and the merger procedure was finalized.

This merger was accounted for as equity transactions, in accordance with ASC 810-10, Consolidation: Overall, therefore, no gain or loss was recognized in Consolidated Statements of Operations or Other Comprehensive Income.

1.5.	PSA Finance Argentina Cía. Financiera S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Entity is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2010	2009	2010	2009	2010	2009
Francés Valores Sociedad de Bolsa S.A	Stockbroker	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Trust manager	Common	—	13,099,869	—	99.9999	—	99.9999
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	32,274,350	32,274,350	66.2101	66.2101	66.2101	66.2101
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Francés Administradora de Inversiones S.A.	Fund Manager	Common	230,398	—	95.000	—	95.000	—

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2010.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	46,698.9
Consolidar ART S.A.	Argentina	12.50%	Workers compensation	26,240.6
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	11,026.8
Coelsa S.A.	Argentina	11.39%	Clearing house	97.5
Interbanking S.A.	Argentina	10.00%	Information services for financial markets	2,050.7
Argencontrol S.A.	Argentina	7.77%	Agent Mandatary	54.0
Sedesa S.A.	Argentina	12.31%	Deposit Guarantee Fund	123.1
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	7,265.5
Visa Argentina S.A.	Argentina	9.53%	Credit card issuer	5,808.1

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2010, 2009 and 2008, as per the following detail:

-	As of December 31, 2010:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Francés Administradora de Inversiones S.A. and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2010.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month period ended December 31, 2010.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month period ended on December 31, 2010.

-	As of December 31, 2009:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2009.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month period ended December 31, 2009.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month period ended on December 31, 2009.

-	As of December 31, 2008:

a)
With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2008.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2008.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month period ended on December 31, 2008.

Interests in subsidiaries are listed in Note 2.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

3.2.	Restatement of the Financial Statements in equivalent purchasing power

The Consolidated Financial Statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

These Consolidated Financial Statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE’s Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (“INDEC” for its Spanish acronym).

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

The Consolidated Financial Statements as of December 31, 2010 include comparative information with the Consolidated Financial Statements as of December 31, 2009 and 2008.

Pursuant to Communication “A” 5047, dated March 4, 2010, effective as from July 1, 2010, BCRA modified the requirements concerning the manner of presenting transactions whereby the bank grants financial leases. As a result, and for comparative purposes, the Bank modified the balances in the Consolidated Balance Sheet, in the Consolidated Statement of Operations and in the Consolidated Statement of Cash and Cash Equivalent Flow as of December 31, 2009 and 2008. These modifications did not affect the Stockholders’ Equity and the Net Income of each fiscal years.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2010 and 2009, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

Governmental securities:

▪
Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2010 and 2009. Differences in listed prices were credited/charged to income for each fiscal year.

▪
Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 they were valued on the basis of the quotations in force for each security at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

▪
Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of December 31, 2010 and 2009, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010 and 2009, the amount recorded was 88,131 (income) and 14,133 (loss), respectively.

▪
Unlisted government securities: as of December 31, 2010 and 2009, they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account),  following the instructions in BCRA’s Communication “A” 4898. In addition, as of December 31, 2009 the Bank raised an allowance for impairment to book such securities at their fair value of realization.

▪
Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010 and 2009, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities

Equity and debt instruments: they were valued based on current listed prices as of December 31, 2010 and 2009. Differences in listed prices were charged to income for each fiscal year.

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2010 and 2009, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair values.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2010 and 2009, receivables and payables have been adjusted to the CER as follows:

▪
Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER related to the 10 (ten) business days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

▪
Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER related to the 5 (five) business days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2010 and 2009.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

3.4.5.	Allowance for loans losses and contingent commitments

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2010 and 2009.

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪
In foreign currency: as of December 31, 2010 and 2009, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

▪	Holdings in investments:

-	Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in Note 3.4.2.

-	Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2010 and 2009.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

3.4.10.	Receivables from financial leases

As of December 31, 2010 and 2009, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
Banelco S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2010 and 2009 were valued by the equity method at the end of each fiscal year.

▪
Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2010 and 2009, plus new capital contributions and dividend distribution until December 31, 2010 and 2009, as appropriate.

▪
Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

▪	Other: as of December 31, 2010 and 2009 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

3.4.13.	Intangible assets

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2010 and 2009 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,330,841 and 1,295,784, respectively.

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

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree No. 1570/ and others following petitions for protection of civil rights under Law No. 16.986" dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which the Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2010 and 2009, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine Federal Government remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

3.4.14.	Derivative transactions

Interest rate swaps and Forward transactions:

(i)	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

(ii)
Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

Call and put options bought and written:

As of December 31, 2010 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

3.4.15.	Term investments yielding variable income - Communication “A” 2482 and supplemented

As of December 31, 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

3.4.16.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

3.4.17.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2010 and 2009.

3.4.18.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.19.	Stockholders’ equity accounts

They are restated as explained in Note 3.2., except for the “Capital Stock” and “Non-capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

3.4.20.	Statements of Operations Accounts

▪
As of December 31, 2010, 2009 and 2008, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.21.	Consolidated Statements of Cash and Cash Equivalents Flows

The Statements of Cash and Cash Equivalents Flows as of December 31, 2010, 2009 and 2008 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2010	2009	2008

a) Cash and due from banks	5,691,806	5,255,412	4,243,080

b) Government securities held for trading or financial transactions	442,478	488,176	272,769

c) Loans to financial sector, calls granted maturity date less than three months as from the end of each fiscal year	117,500	74,500	145,500

CASH AND ITS EQUIVALENTS	6,251,784	5,818,088	4,661,349

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each fiscal year date.

3.4.22.	Other assets and other liabilities from subsidiaries (Consolidar Group)

They have been valued in accordance with the accounting standards established by the National Superintendence of Insurance and National Superintendence of Pension Funds Managers.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Argentina are detailed below:

4.1.	Valuation criteria

a)	Tax effects

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 62,300 and 313,700 as of December 31, 2010 and 2009, respectively, should be recovered.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2010 and 2009, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 2,594 and in 124, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2010, 2009 and 2008 would have been 2,470 (income), 3,705 (income) and 3,852 (income), respectively.

c)	Consolidar AFJP S.A. building acquisition

On September 25, 2009 the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169, Autonomous City of Buenos Aires, Argentina. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2010 and 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

4.2.	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As disclosed in Note 3.4.2., the Bank charged to the account “Unrealized valuation difference” in stockholders' equity an income of 88,131 and a loss of 14,133, as of December 31, 2010 and 2009, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

December 31, 2010, 2009 and 2008, 102,264 (income), 166,986 (income) and 138,323 (loss), respectively, should have been charged to income for each fiscal year.

4.3.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

a)
Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N. for its Spanish acronym) and the professional accounting standards in force in Argentina:

(i)
Federal Government secured loans - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A. amounting to 693,449 and 606,217 as of December 31, 2010 and 2009, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) ("Bonos del Gobierno Nacional en pesos 2% 2014") whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which do not give rise to differences with the professional accounting standards in force in Argentina.

(ii)	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

(iii)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(iv)
Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 7,913 and 8,993 at December 31, 2010 and 2009, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

(v)
Upon booking the effects of the interest rate swaps as of December 31, 2009, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 as of December 31, 2009.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

b)	Arising from the application of the accounting standards laid down by the BCRA and the professional accounting standards in force in Argentina:

(i)
Consolidar Cía. de Seguros de Retiro S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2010 and 2009 amounted to 1,728 (income) and 7,435 (income), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,972 and 4,271 as of December 31, 2010 and 2009, respectively.

(iii)
The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2010 and 2009, the Bank recorded 249,800 and 343,900, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2010, it has booked 177,757 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the Income Tax Prepayments at the end of the fiscal year. As of the end of the previous fiscal year, it has booked 108,891 in the abovementioned caption as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

As of December 31, 2010 and 2009, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 62,300 and 313,700, respectively. Such amounts are made up as follows:

	December 31,
	2010	2009
Deferred tax assets	473,900	604,500
Deferred tax liabilities	(411,600)	(290,800)

Net deferred assets	62,300	313,700
Allowance	(62,300)	(313,700)

5.2.	Tax on minimum presumed income

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

In May 2010, the 234,931 tax credit balance arising from TOMPI from previous fiscal years has been applied as payment towards the Income tax effectively determined for the year ended on December 31, 2009.

5.3.	Other tax issues

a)
From fiscal year 1998 to fiscal year 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

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

On November 18, 2010, the Bank was notified by the Supreme Court of Justice of Argentina that the favorable judgment had been confirmed in connection with the proceedings for the fiscal period 1993.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

On November 14, 2007, the Bank filed its defences to the notice mentioned.

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

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905/02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Banco Francés S.A. should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in instalments to which the Bank has adhered acknowledging that said adhesion does not entail recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly instalments and since then, the Bank has been paying the monthly instalments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the instalments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the instalments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in instalments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	2010	2009
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	398,546	367,210
Federal Government Bonds in Pesos 10.5 % due in 2012	26,186	25,632
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	29,400	29,140
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	208,313	109,145
Discount Bonds in US dollar	170,183	102,240
Federal Government Bonds due in 2015	122,487	88,720
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	102,457	5,994
BCRA Notes (NOBAC)	178,833	546,402
Federal Government Bocon PRE9	29,673	13,723
Federal Government Bocon PRO13	9,639	33,797
Other	19,656	12,760
Total	1,295,373	1,334,763

Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	—	11,404
Federal Government Bonds in US dollar 7% P.A. due 2015	—	37,950
Discount Bonds in pesos	26,470	17,080
Peso-denominated GDP-related securities (1)	4,141	8,237
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	947	8,587
Federal Government Bonds in Pesos BADLAR plus 300 bp due in 2015	74,550	175
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	86,742	16,854
Treasury Notes	222,929	8,813
Treasury Bills	—	361,489
Federal Government Bonds in US dollar 7% due in 2011	12,355	11,286
Discount Bonds in US dollar	—	703
Bonar X	4,686	—
Other	9,658	5,598
Total	442,478	488,176
(1) At December 31, 2009 this includes 7,774 from repo transactions.

Government Securities for repurchase agreements with the BCRA

Bonar X	—	68,250
Total	—	68,250

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	2010	2009
Holdings available for sale

Secured Bonds due in 2018	101,164	76,670
Federal Government Bocon PRO 12	170,054	157,614
BCRA Bills (LEBAC)	532,818	205,583
BCRA Notes (NOBAC)	—	83,996
Federal Government Bonds in US dollar 7% P.A. due 2015	145,500	84,405
Federal Government Bonds in Pesos due 2015	242,480	—
Other	36,281	31,907
Total	1,228,297	640,175

Unlisted government securities

Secured Bonds due in 2020	988,036	1,053,732
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	15,450	14,847
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	1,051,784	892,214
Other	181	253
Total	2,055,451	1,961,046

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,117,930	2,164,361
BCRA Notes (NOBAC)	1,252,438	788,783
Total	2,370,368	2,953,144

Investments in listed private securities

Corporate Bonds Grupo Concesionario del Oeste	5,453	7,492
Corporate Bonds Tarjeta Cuyana	—	2,054
Corporate Bonds Gas Natural Ban	9,135	19,464
Corporate Bonds Petrobrás Energía S.A.	3,656	3,494
Corporate Bonds YPF	50,291	30,069
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	2,273	3,915
Fideicomiso de Gas	—	11,036
MBT Serie 1 Clase A Financial Trust	10,121	10,436
FBA Ahorro Pesos Investment Fund	1,289	19,286
FBA Renta Pesos Investment Fund	15,850	107,765
Other	5,536	3,594
Sub-Total	103,604	218,605
Allowances	(189)	(449,927)
Total	7,495,382	7,214,232

b) LOANS – Other

Loans granted to pre-finance exports	2,329,504	1,762,203
Fixed-rate financial loans	1,392,175	979,912
Other	288,570	64,552
Total	4,010,249	2,806,667

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	37,321	33,215
In non-controlled companies-supplementary activities	25,121	21,604
Total	62,442	54,819

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	2010	2009
d) OTHER RECEIVABLES – Other

Prepayments	95,141	53,164
Guarantee deposits	102,105	69,100
Miscellaneous receivables	154,010	120,719
Tax prepayments	71,304	319,859
Other	58,412	26,600
Total	480,972	589,442

e) OTHER SUBSIDIARIES’ ASSETS

Others related to insurance business	450	450
Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Collections and other operations for the account of third parties	290,211	314,732
Other withholdings and collections at source	202,444	172,809
Accounts payable for consumption	394,705	246,919
Money orders payable	179,820	102,347
Loans received from Argentine Technological Fund (FONTAR)	38,391	37,906
Loans received from Interamerican Development Bank (BID)	18,420	32,271
Pending Banelco debit transactions	28,493	27,407
Other	88,318	101,959
Total	1,240,802	1,036,350

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	187,503	174,495
Accrued taxes	320,546	175,170
Miscellaneous payables	241,339	119,203
Amounts collected in advance	65,126	1,107
Other	3,208	1,672
Total	817,722	471,647

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía. de Seguros de Retiro S.A.	309,208	207,399
Insurance companies, mathematical reserve	2,450,173	2,322,949
Difference arising from Federal Government secured loans accrued valuation Consolidar Cía. de Seguros de Retiro S.A.	(7,913)	(8,993)
Others related to insurance business	85,094	94,870
Total	2,836,562	2,616,225

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	2010	2009
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	17,028,587	12,538,495
Collections items	430,819	285,311
Checks drawn on the Bank pending clearing	245,783	220,248
Checks not yet credited	1,697,519	919,380
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Federal Government	36,645,801	25,249,313
Other	79,403	85,691
Total	56,127,912	39,298,438

	2010	2009	2008
j) SERVICE CHARGE INCOME - Other

Rental of safe-deposit boxes	53,482	34,997	23,354
Commissions for capital market transactions	20,421	10,120	12,762
Commissions for salary payment	7,694	7,305	6,452
Commissions for trust management	1,844	2,246	2,253
Commissions for hiring of insurances	133,843	116,202	94,669
Commissions for transportations of values	11,145	11,589	9,017
Commissions for loans and guaranties	40,100	17,984	26,793
Other	64,038	54,378	45,883
Total	332,567	254,821	221,183
k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	81,489	63,935	47,638
Insurance paid on lease transactions	15,215	19,205	12,839
Other	5,352	4,655	3,691
Total	102,056	87,795	64,168

l) OTHER INCOME - Other

Premiums – Insurance companies	17,648	20,285	314,807
Related parties expenses recovery	8,638	7,060	5,587
Deferred income tax (1)	—	120,148	138,052
Income from the sale of fixed and miscellaneous assets	2,259	3,082	10,825
Tax recovery	12,800	10,820	—
Rent	565	807	1,668
Other	20,827	13,068	47,180
Total	62,737	175,270	518,119
(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	252,457	168,135	355,643
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	177,237	166,673	147,389
Tax on bank credits and debits	—	—	40,714
Disability and life insurance premiums	—	64	42,780
Claims paid – Insurance companies	10,869	3,803	(5,042)
Redemptions	12,011	34,336	—
Other	26,307	68,419	98,826
Total	478,881	441,430	680,310

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

NOTE 7—FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF for its Spanish accronym) against BBVA Banco Francés S.A. and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 amounting to 39,393 and 9,174, respectively.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Banco Francés S.A. and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions amounts objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010 the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that the Bank has assessed these cases on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2010, there were Bank’s assets, which were restricted as follows:

a)
The Government and Private Securities caption includes 100,005 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Federal Government.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,591 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Bills (Badlar), in an amount of 67,341 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

d)
Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiary and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the  BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of Pesos thirty thousand. Pursuant to BCRA’s Communication “A” 5170, issued on January 11, 2011, the above-mentioned guarantee amount may not exceed the pesos one hundred and twenty thousand limit. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

NOTE 10—TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank had entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2010 and 2009, the assets of Diagonal Trust amount to 2,405 and 2,366, respectively, considering its recoverable value.

Besides, as of December 31, 2010 and 2009, the Bank has recorded the assets of Maginot Trust, whose book value amounts to 338 and 215, respectively. In addition, as of December 31, 2010, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,539.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non-Financial Trusts

The Entity acts as trustee in 28 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

whom it may indicate. The trust assets represent about 207,628 and 566,583 as of December 31, 2010 and 2009, respectively, consist of cash, creditors' rights, real estate and shares.

NOTE 11—CORPORATE BONDS

On July 15, 2003 an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time U.S.$ 300,000,000.

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

As of the date of issuance of these Consolidated Financial Statements, the Bank has not issued Corporate Bonds related to this Program.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2010:

-
Interest rate swaps for 152,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating an income as of the end of the fiscal year for 3,375.

The estimated market value of said instruments amounts to 3,305 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 152,500.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

-
Interest rate swap for 61,467 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 61,467.

-
Non-deliverable forward purchase and sale transactions in ratios payable in Pesos, maturing within a period not exceeding 1 year, for 2,478,406 and 2,100,225, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii), generating loss as of the end of the fiscal year for 14,930.

-
Call options bought for 52,702 and call options written for 60,082 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 52,702 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 60,082.

Put options bought for 27,402 and put options written for 24,662 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of put options bought” for 27,402 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of put options written” for 24,662.

These transactions have been valued in accordance with the description in Note 3.4.14. generating 4,494 income as of the end of the fiscal year.

-
The Bank does not carry balances from repos and/or reverse repos in force as of December 31, 2010. This notwithstanding, the transactions conducted during fiscal 2010 have yielded 27,127 in income at the end of the fiscal year.

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 35,000.

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

As of the end of the fiscal year the above transactions were recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 67,697.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

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

As of December 31, 2010, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2.	Investment Funds custodian

As of December 31, 2010 and 2009, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of  1,199,165 and 947,861, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts -  Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2010	2009
FBA Acciones Globales	70,827	73,127
FBA Total	15,998	14,856
FBA Renta	15,731	13,703
FBA Renta Pesos	942,439	1,167,950
FBA Renta Dólares	4,388	4,276
FBA Bonos Latinoamericanos	14,904	13,740
FBA Calificado	120,387	81,142
FBA Internacional	588	544
FBA Ahorro Dólares	11,011	11,372
FBA Renta Fija	21,358	15,153
FBA Ahorro Pesos	280,034	182,545
FBA Renta Premium	10,672	7,976
FBA Europa	2,604	3,161
FBA Horizonte	49,081	20,320
FBA EEUU	3,447	3,156
FBA Renta Corto Plazo	608	562
FBA Acciones Latinoamericanas	25,861	27,571
FBA Bonos Argentina	4,894	3,649
FBA Brasil	35,886	47,117
FBA México	1,187	982
FBA Commodities	60	53
FBA Acciones Argentinas	704	471
FBA Bonos Globales	76	57
Total	1,632,745	1,693,483

NOTE 14—EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, which at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)
On May 28, 2010, the BCRA through its Case File No. 312/10/10 approved the distribution of 480,000 cash dividends. In addition, the Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2010 approved the allocation of earnings as follows:

-	To Legal Reserve: 143,692

-	To cash dividends: 480,000

-	To Unappropriated earnings: 94,770

It must be clarified that as of the date of issuance of these Consolidated Financial Statements, such dividends have been paid

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

b)
In accordance with Communication “A” 5072 of the BCRA, issued on May 6, 2010, as amended and supplemented, of “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On February 9, 2011 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of Ps.804,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.1.49899 per share.

On March 18, 2011 the Argentine Central Bank issued an authorization to the Bank for the payment of dividends in cash in accordance with Communication “A” 4664 dated May 11, 2007 and amendments.

On March 30, 2011 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting approved the distribution of dividends in cash for the total amount of Ps.804,000.

c)
In accordance with the provisions of BCRA, on March 30, 2011 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 239,636 included under Unappropriated earnings to the Legal Reserve.

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222 – Merger between Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A.:

In view of the reforms introduced in the Argentine Social Security System by Law No. 26,222 and its supplementary regulations, on October 17, 2008, the Ordinary and Extraordinary General Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. decided to authorize the Final Merger Agreement with Consolidar Cía. de Seguros de Retiro S.A. undersigned by the Board of Directors on September 23, 2008. On January 29, 2009, the S.S.N. authorized said merger, which was then approved by the IGJ on April 6, 2009.

b)	Law N° 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P.S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

BBVA Banco Francés S.A., in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Banco Francés S.A. in its capacity as majority shareholder in that company.

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425 Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for a highly significant percentage of the premiums. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2010	2009
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	18,889	26,808
Consolidar Cía. de Seguros de Retiro S.A.	91,287	133,978
Francés Valores Sociedad de Bolsa S.A.	622	418
Atuel Fideicomisos S.A.	—	2
PSA Finance Argentina Cía. Financiera S.A.	68,295	51,976
Francés Adm. de Inversiones S.A.	99	—
	179,192	213,182

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

NOTE 17—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2010:

COMPUTABLE COMPLIANCE IN PESOS
Cash	558,916
Special Guarantee Accounts	131,390
BCRA Checking Account	1,804,872
Cash in transit	340
Cash in valuables’ transportation	374,152
Special Social Security accounts	54
Franchises	171,912
TOTAL	3,041,636

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	362,947
BCRA Checking Account	2,249,194
Cash in transit	223
Cash in valuables’ transportation	74,490
TOTAL	2,686,854

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	67,973
BCRA Checking Account	42,524
Cash in transit	24
Cash in valuables’ transportation	13,691
TOTAL	124,212

NOTE 18—RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, market, structural and operational risk) that work alongside cross-sectional units: Global Management (an area that reports to Strategic Risk Management and defines quantification metrics) and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, market, liquidity, structural and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Corporate Banking and Credit Recovery. Within the purview of the Retail Banking and the Enterprise and Corporate Banking divisions, there are the areas in charge of Policies and Tools, Risk Admission and Follow-Up. In turn, the Credit Recovery division includes areas specializing in severity mitigation, further split into judicial recovery and non-judicial recovery.

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

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

It is in charge of the following:

-	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

-	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

-	Determine, on a daily basis, the Market Variables that will be used in the valuation of the Treasury positions and by the Committee of Assets and Liabilities (COAP).

-	Determine the calculation of the Credit Exposure of the Treasury Client counterparts (Credit Risk in the Market Desk).

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Risk Area.

As regards liquidity risk,  crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the Market Risk Area, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

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

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

-	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

-	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

-	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

-	MeR: Margin at Risk, understood as the maximum unfavorable departure from the projected financial margin for a pre-determined level of confidence; and

-
CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

d)	Operational Risk

The Internal Control and Operational Risk area, which reports to the Internal Control and New Products division, is charged with the implementation and maintenance of a model to identify, value, follow up on, check and mitigate operational risk. This model revolves around a methodology based on BCRA’s provisions currently in force (Communication “A” 4793) and on international standards (COSO and Basel) and specific computerized tools that support the model.

Operational risk is identified and quantified by the Ev-Ro tool. To support the follow-up function and the dynamical controls over the efficacy of the mitigation measures in place, the Trans-VaR tool is used. There is also a loss history

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

database segmented by business areas and class of risk known as SIRO database. All these tools are working properly and the degree of implementation is optimum.

Through the Internal Control and Operational Risk model, the Bank is able to:

-	Assess the degree of mitigation activity implemented in the various areas

-	Verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

-
Ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

NOTE 19—OTHER REQUIRED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

19.1.	Transactions with related parties

The balances as of December 31, 2010 and 2009 for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2010	2009	2010	2009	2010	2009

BBVA S.A.	223,929	38,039	8,723	5,099	188,713	30,076
Consolidar A.R.T. S.A.	105	70	88,713	50,600	6,772	5,524
BBVA Consolidar Seguros S.A.	8,462	6,330	3,092	1,906	943	5,229
Rombo Cía. Financiera S.A.	269,288	90,486	5,194	7,260	109,000	15,000
Inversora Otar S.A.	—	—	360	652	773,796	408,322
Consolidar Comercializadora S.A.	52	651	19,808	6,528	42,335	13,765

(1)  Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and derivates transactions.

The net income as of December 31, 2010, 2009 and 2008, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net income (1)
	2010	2009	2008
Income	121,613	103,101	101,916
Expenses	(18,851)	(39,174)	(28,045)
	102,762	63,927	73,871

(1) All the concerted operations have been contracted according with market’s conditions.

19.2.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2010	2009
Peso and Foreign Currency Balances	3,583,350	3,042,059

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

19.3.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totaling 4,098,792 and 3,723,387 as of December 31, 2010 and 2009, respectively; (2) interest-bearing deposits in foreign banks totaling 732 and 57,459 as of December 31, 2010 and 2009, respectively, and (3) interest-bearing deposits in local banks totaling 65 and 30,557 as of December 31, 2010 and 2009, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 5,964 and 664 as of December 31, 2010 and 2009, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totaling 131,390 and 119,853 as of December 31, 2010 and 2009, respectively.

19.4.	Securities holdings in investment accounts and available for sale under BCRA’s rules

The book value and market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009	2010	2009	2010	(*)	2009	(*)	2010	2009
	Book value		Gross unrealized gains		Gross unrealized losses				Market value
Debt Consolidation Bonds - Social Security (BOCON)	52,261	55,846	47,339	—	—		9,435		99,600	46,411
Argentine Governments Bonds	1,064,279	732,515	303,201	66,263	—		—		1,367,480	798,778
BCRA Notes	178,833	546,402	1,728	—	—		19,786		180,561	526,616
Total	1,295,373	1,334,763	352,268	66,263	—		29,221		1,647,641	1,371,805

(*) This amount is accounted in the item “Allowances” in Government and Private Securities caption of the Consolidated Balance Sheets.

The book value and the market value of holdings in investment accounts (including those used for forward purchases under repurchase agreements) at December 31, 2010, by contractual maturity, were as follows:

	December 31, 2010
	Book value	Market value
Due in one year or less	190,090	203,960
Due after one year through five years	521,878	671,369
Due after five years through ten years	4,810	5,142
Thereafter	578,595	767,169
Total	1,295,373	1,647,640

As of December 31, 2010 and 2009 the Bank did not hold government securities classified as “held to maturity” under U.S. GAAP. The Government securities classified as “holding in investment account” under BCRA’s rules were classified as “available for sale” (see Note 20.5.) or trading under U.S. GAAP.

The amortized cost and the market value of holdings in available for sale accounts under BCRA’s rules at December 31, 2010, by contractual maturity, were as follows:

	December 31, 2010
	Amortized cost	Market value
Due in one year or less	582,739	584,049
Due after one year through five years	496,274	581,213
Due after five years through ten years	61,154	63,035
Total	1,140,167	1,228,297

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

19.5.	Loans

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To governmental sector: loans to public sector, excluding public financial institutions.

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

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2010	2009
Government sector	1,297,642	1,400,243
Financial sector	578,878	384,331
Non-financial private sector and residents abroad	15,219,559	10,305,001
—Commercial portfolio
With self-liquidating preferred guarantees	314,060	64,172
With other preferred guarantees	173,390	75,207
Without preferred guarantees	7,306,758	4,875,420
—Consumer portfolio
With self-liquidating preferred guarantees	9,349	8,437
With other preferred guarantees	1,455,451	1,164,931
Without preferred guarantees	5,960,551	4,116,834

Less: Allowances for doubtful loans	(396,227)	(337,686)
Total	16,699,852	11,751,889

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

“Without preferred guarantees” consist, in general, of unsecured third-party guarantees.

The Bank also tracks its loan portfolio by industry segment. At December 31, 2010, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Consumer	39.87%
Other	27.03%
Governmental Services	7.59%
Financial Sector	4.52%
Retail Trade	4.23%
Wholesale Trade	3.09%
Industrial Metals	2.79%
Agricultural and Livestock	2.77%
Mining Products	2.32%
Food Stuff	2.32%
Beverage	2.24%
Services	1.23%
Total	100.00%

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

During 2010 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Balance at the beginning of the fiscal year	118,390	114,676
New Loans	148,880	11,582
Repayments	(17,013)	(7,868)
Balance at the end of the fiscal year	250,257	118,390

Total loans outstanding to these related parties at December 31, 2010 and 2009 including accrued interest, amounted to 280,656 and 118,390, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2010 and 2009, approximately 255,043 and 24,315 or 1.49% and 0.20% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2010 and 2009, non-performing loans amounted to 80,377 and 121,500, respectively. Past due loans included in the abovementioned amounts reach to 50,432 and 87,751 at December 31, 2010 and 2009, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

19.6.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Balance at the beginning of the fiscal year	337,686	196,489	198,728
Provision for loan losses	178,800	244,800	38,124
Write-offs	(120,259)	(103,603)	(40,363)
Balance at the end of the fiscal year	396,227	337,686	196,489

19.7.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2010	2009 (1)
With preferred guarantees	346,396	484,384
Without preferred guarantees	704,095	453,526
Allowances	(6,632)	(23,059)
	1,043,859	914,851

(1) See Note 3.3.

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2010	2009
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	2,478,406	1,940,035
“Notional” amount of non-deliverable forward sales	2,100,225	2,195,093
Interest rate SWAP	213,967	152,697
Call options bought	52,702	—
Call options written	60,082	—
Put options bought	27,402	—
Put options written	24,662	—
Contra credit derivatives accounts	(2,772,477)	(2,092,732)
Contra debit derivatives accounts	(2,184,969)	(2,195,093)
Non-deliverable forward transactions balances pending settlement-Receivables	20,992	84,070
Non-deliverable forward transactions balances pending settlement-Liability	(530)	(2,825)

Repurchase and reverse repurchase agreements with government securities
Forward sales under reverse repurchase agreements	—	76,024
Financial debtors under reverse repurchase agreements with the BCRA	—	76,397

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	December 31,
Description	2010	2009
Spot transactions with pending settlement
Unsettled spot securities purchases	10,631	2,727
Creditors under unsettled spot securities purchases	1,467	—
Debtors under unsettled spot securities sales	218,244	198
Unsettled spot securities sales	10,631	2,890
Debtors under unsettled spot foreign exchange sales	6,502	1,334
Unsettled spot foreign exchange sales	6,458	1,324
Unsettled spot Government securities purchases	221,521	7,537
Creditors under unsettled spot Government securities purchases	216,608	7,562
Debtors under unsettled spot Government securities sales	27,027	7,937
Unsettled spot Government securities sales	224,826	30

19.8.	Premises and equipment and other assets

19.8.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2010	2009
Land and buildings	50	536,410	510,913
Furniture and facilities	10	116,563	89,504
Machinery and equipment	5	173,179	158,230
Vehicles	5	5,119	3,788
Accumulated depreciation		(307,663)	(275,952)
Total		523,608	486,483

Depreciation expense was 57,737, 49,244 and 42,468 at December 31, 2010, 2009 and 2008, respectively.

19.8.2.	Other assets

Other assets consisted of the following at December 31, 2010 and 2009:

	Estimated useful life (years)	December 31,
Description		2010	2009
Advances to suppliers of goods		461	—
Rent assets	50	3,986	5,764
Works of art	—	983	983
Assets acquired for secure loans	50	4,673	5,005
Stationery and office supplies	—	4,193	3,461
Land and buildings not affected by banking activities	50	9,594	11,262
Vehicles to delivering for financial leases		3,863	—
Total		27,753	26,475

Depreciation expense was 734, 505 and 579 at December 31, 2010, 2009 and 2008, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

19.9.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2010 and 2009, is as follows:

	Estimated useful life (years)	December 31,
Description		2010	2009
Computer software acquisition expenses and computer programs development expenses	up to 5	22,756	15,738
Other intangible assets	up to 5	43,791	44,097
Total		66,547	59,835

The 2010 and 2009’s variations in intangible asset accounts were as follows:

	December 31,
	2010	2009
Balance at the beginning of the fiscal year	59,835	55,332
—Additions	65,897	23,112
—Decreases	(270)	(89)
—Period amortization	(58,915)	(18,520)
Balance at the end of the fiscal year	66,547	59,835

19.10.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2010	2009
Short-term liabilities	2,747	2,691
Total	2,747	2,691

At December 31, 2010 and 2009, accrued interests and other differences included on the above liabilities amounted to 213 and 203, respectively.

19.11.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2010	2009
Short-term liabilities
Other lines of credit from local and foreign banks	200,027	82,794
Total short-term liabilities	200,027	82,794
Long-term liabilities
Other lines of credit from local and foreign banks	15,134	12,178
Total long-term liabilities	15,134	12,178
Total	215,161	94,972

Accrued interests included on the above liabilities are 5,282 and 1,202, at December 31, 2010 and 2009, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets. Interest rates for long-term liabilities vary from 5.07% to 18.91% per annum.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2012	11,893
2013	3,241
Total	15,134

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

19.12.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2010	2009
Assets
Cash and due from banks	2,948,715	3,185,297
Government and private securities	697,668	673,850
Loans	2,599,628	1,891,935
Other receivables from financial transactions	527,642	163,583
Receivables from financial leases	2,117	2,736
Investments in other companies	9,189	1,004
Other receivables	54,584	53,561
Suspense items	614	113
Total	6,840,157	5,972,079
Liabilities
Deposits	4,880,242	4,525,952
Other liabilities from financial transactions	1,035,369	558,217
Other liabilities	18,284	40,279
Suspense items	18,436	472
Total	5,952,331	5,124,920

19.13.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2010 and 2009 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital(1)
December 31, 2010	2,036,384	3,690,482	1,654,098
December 31, 2009	1,572,169	2,948,406	1,376,237

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 92,923 and 64,477 as at December 31, 2010 and 2009, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

19.14.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2010, 2009 and 2008, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

19.15.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Banco Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2010, 2009 and 2008 the Bank has been accruing 1,805, 2,842 and 1,006 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP.

Additionally, following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Banco Francés, approved pluriannual incentives plans which included the delivery of BBVA shares to certain executives. The exact number of BBVA shares to be delivered to each one of the beneficiaries at the end of the program will be the result of multiplying the number of “units” (in accordance with their respective levels of responsibility) assigned by a coefficient based on the changes in BBVA’s Total Shareholders Return (“TSR”) during the period of the program in comparison with the changes of said indicator for 18 reference banks in Europe and the United States.

At December 31, 2010 the Bank estimates that the targets included in plans are not meet and therefore the charge must not be recognized. This concept has not had impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 94,791, 79,092 and 73,205 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

19.16.	Business segment consolidated information

ASC 280-10, Segment Reporting: Overall requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	As of December 31, 2010
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	28,445,498	751,810	29,197,308	3,341,186	(3,928)	32,534,566	45,680	32,580,246
Financial income	3,211,490	86,772	3,298,262	543,566	(5,078)	3,836,750	5,921	3,842,671
Service charge income and other income	1,550,974	81,872	1,632,846	52,284	(596)	1,684,534	5,701	1,690,235
Total income / (expense) (1)	4,762,464	168,644	4,931,108	595,850	(5,674)	5,521,284	11,622	5,532,906
Financial expenses	(800,185)	(14,491)	(814,676)	(11,383)	5,078	(820,981)	3,158	(817,823)
Allowances for doubtful loans	(172,452)	(6,901)	(179,353)	—	—	(179,353)	—	(179,353)
Operating expenses	(1,957,154)	(12,307)	(1,969,461)	(20,464)	596	(1,989,329)	(30,049)	(2,019,378)
Other expenses (2)	(750,674)	(37,133)	(787,807)	(497,301)		(1,285,108)	(1,909)	(1,287,017)
Total expenses (3)	(3,680,465)	(70,832)	(3,751,297)	(529,148)	5,674	(4,274,771)	(28,800)	(4,303,571)
(Loss) / Gain on minority interest in subsidiaries	(22,757)	(16,319)	(39,076)	—	—	(39,076)	7,920	(31,156)
Total net income	1,059,242	81,493	1,140,735	66,702	—	1,207,437	(9,258)	1,198,179

(1)  Includes: financial income, service charge income and other income.
(2)  Includes: service charge expense, other expense and income tax.
(3)  Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)  Includes: Francés Administradora de Inversiones S.A. and Francés Valores Sociedad de Bolsa S.A.
(5)  See Note 15.b)

	As of December 31, 2009
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	22,667,089	412,389	23,079,478	3,164,710	(2,806)	26,241,382	150,211	26,391,593
Financial income	2,966,359	74,709	3,041,068	501,703	(8,841)	3,533,930	26,273	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	20,762	(1,758)	1,508,938	(52,594)	1,456,344
Total income / (expense) (1)	4,388,488	142,514	4,531,002	522,465	(10,599)	5,042,868	(26,321)	5,016,547
Financial expenses	(967,992)	(9,037)	(977,029)	(469)	8,841	(968,657)	(45,302)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	—	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(19,922)	1,758	(1,580,490)	(53,409)	(1,633,899)
Other expenses (2)	(946,385)	(25,039)	(971,424)	(413,581)		(1,385,005)	(4,366)	(1,389,371)
Total expenses (3)	(3,709,124)	(47,621)	(3,756,745)	(433,972)	10,599	(4,180,118)	(103,077)	(4,283,195)
(Loss) / Gain on minority interest in subsidiaries	(29,832)	(17,897)	(47,729)	—	—	(47,729)	32,839	(14,890)
Total net income	649,532	76,996	726,528	88,493	—	815,021	(96,559)	718,462

(1)  Includes: financial income, service charge income and other income.
(2)  Includes: service charge expense, other expense and income tax.
(3)  Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)  Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.
(5)  See Note 15.b)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

	As of December 31, 2008
	Continued operations						Discontinued operations (5)	Total
	Banking Financial			Insurance	Eliminations	Total	Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	22,400,481	452,766	22,853,247	2,872,885	(174,585)	25,551,547	273,918	25,825,465
Financial income	1,944,883	49,091	1,993,974	352,065	(90,609)	2,255,430	23,674	2,279,104
Service charge income and other income	1,372,305	49,498	1,421,803	329,851	(2,869)	1,748,785	215,083	1,963,868
Total income (1)	3,317,188	98,589	3,415,777	681,916	(93,478)	4,004,215	238,757	4,242,972
Financial expenses	(1,274,521)	(11,977)	(1,286,498)	(5,682)	90,609	(1,201,571)	(110)	(1,201,681)
Allowances for doubtful loans	(33,462)	(3,246)	(36,708)	—	—	(36,708)	—	(36,708)
Operating expenses	(1,128,183)	(7,651)	(1,135,834)	(50,969)	2,436	(1,184,367)	(229,081)	(1,413,448)
Other expenses (2)	(603,047)	(24,785)	(627,832)	(598,860)	433	(1,226,259)	(46,167)	(1,272,426)
Total expenses (3)	(3,039,213)	(47,659)	(3,086,872)	(655,511)	93,478	(3,648,905)	(275,358)	(3,924,263)
(Loss)/Gain on minority interest in subsidiaries	(9,007)	(5,068)	(14,075)	—	—	(14,075)	16,876	2,801
Total net income	268,968	45,862	314,830	26,405	—	341,235	(19,725)	321,510

(1)  Includes: financial income, service charge income and other income.
(2)  Includes: service charge expense, other expense and income tax.
(3)  Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)  Includes: Atuel Fideicomisos S.A. and Francés Valores Sociedad de Bolsa S.A.
(5)  See Note 15.b)

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Pension Fund Manager segment has been affected by the reform of the integrated retirement and pension system, as mentioned in Note 15, and consequently, Consolidar AFJP S.A. was started the process of dissolution and liquidation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, as it is mentioned in Note 19.5., the Bank has significant exposure to the Argentine Federal Government in form of Federal Government secured loans and other debt obligations. For the fiscal years ended December 31, 2010, 2009 and 2008, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 271,964, 265,131 and 307,305, respectively. In addition, for the fiscal years ended December 31, 2010 and 2009 the Bank recorded net income from government securities for 1,429,638 and 1,017,578, respectively, and recorded net expenses from government securities for 305,688 for the fiscal year ended December 31, 2008.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

	December 31,
	2010	2009	2008
Consolidated Income Statements
Interest and fees on loans	1,952,059	1,896,925	1,699,128
Interest on investment securities	189,858	120,537	55,774
Trading account interest	1,281,277	927,259	—
Total interest income	3,423,194	2,944,721	1,754,902
Interest on deposits	632,593	779,804	771,304
Trading account interest	—	—	253,463
Interest on short-tern borrowings	15,408	15,093	41,268
Interest on long-term debt	48	—	107
Total interest expense	648,049	794,897	1,066,142
Net interest income	2,775,145	2,149,824	688,760
Provision for loan losses	179,353	245,966	36,708
Net interest income after provision for loan losses	2,595,792	1,903,858	652,052
Service charges on deposit accounts	261,722	295,145	246,473
Credit card service charges and fees	571,592	461,906	326,623
Fees on securities activities	13,019	13,270	15,547
Other commissions	779,575	505,442	652,560
Income from investment in equity securities	21,323	20,841	65,121
Foreign currency gains, net	197,821	200,920	207,582
Gains on disposal of fixed and other assets	2,245	—	9,559
Others	262,405	573,194	931,587
Total other income	2,109,702	2,070,718	2,455,052
Consolidated Expenses Statements
Commissions	304,320	191,896	176,463
Personnel expenses	1,083,801	899,885	745,034
Fees and external administrative services	190,675	134,438	109,645
Depreciation of bank premises and equipment and other fixed assets	58,471	49,749	43,047
Business travel and development	14,877	11,381	19,435
Utilities	36,539	29,936	30,074
Advertising and promotion	101,134	65,433	72,764
Contributions and taxes	355,575	299,349	200,650
Maintenance and repairs	69,351	59,694	53,718
Amortization of Goodwill	—	—	12,200
Provision for loss contingencies	49,906	246,484	199,603
Loss on disposal of fixed and other assets	—	15,327	—
Others	926,825	880,964	1,091,691
Total other expenses	3,191,474	2,884,536	2,754,324
Income before income tax and tax on minimum presumed income expenses	1,514,020	1,090,040	352,780
Income tax and tax on minimum presumed income expenses	315,841	371,578	31,270
Net income	1,198,179	718,462	321,510
Net (loss) / income attributable to the non-controlling interest	(31,156)	(14,890)	2,801
Net income attributable to the controlling interest	1,229,335	733,352	318,709
Net income per Ordinary Share (1)	2.23	1.47	0.68

(1) Stated in pesos.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 Consolidated Statement of Operations in a manner which warrants further discussion:

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

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2010 and 2009 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2010	2009
Assets
Cash and due from banks	1,593,014	1,444,009
Interest bearing deposits in other banks	4,230,182	3,931,256
Unsettled spot purchases	232,152	10,264
Debtors under forward sales and under reverse repurchase agreements	—	76,397
Debtors under unsettled spot sales	251,773	9,469
Trading account assets	4,971,712	5,171,044
Investments securities	1,405,511	1,441,052
Loans	17,096,079	12,089,575
Allowance for loan losses	(396,227)	(337,686)
Premises and equipment	523,608	486,483
Intangible assets	66,547	59,835
Other assets	2,605,895	2,009,895
Total assets	32,580,246	26,391,593

Liabilities and Stockholders’ Equity
Interest bearing deposits	15,932,780	14,812,214
Non interest bearing deposits	6,528,527	3,522,631
Creditors under forward purchases and under reverse repurchase agreements	530	2,825
Creditors under unsettled spot purchases	218,075	7,562
Forward sales and under repurchase agreements	—	76,024
Unsettled spot sales	241,915	4,244
Other short-term borrowings	1,444,861	1,082,088
Other liabilities	3,674,105	3,162,997
Long-term debt	85,072	51,925
Commitments and contingent liabilities	528,274	529,429
Common Stock	536,361	536,361
Other stockholders’ equity	3,210,554	2,390,111
Non-controlling interests in consolidated subsidiaries	179,192	213,182
Total liabilities and stockholders’ equity	32,580,246	26,391,593

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2010 and 2009 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2010	2009
Assets
Cash and due from banks	38	(388)
Interest bearing deposits in other banks	—	42,581
Trading account assets	853	122,276
Loans	30,850	15,059
Premises and equipment	—	10
Other assets	13,939	(29,327)
Total assets	45,680	150,211

Liabilities
Interest bearing deposits	(61,175)	(14,906)
Non interest bearing deposits	(474)	—
Other short-term borrowings	38	21,646
Other liabilities	2,696	42,231
Commitments and contingent liabilities	63,631	43,098
Total liabilities	4,716	92,069

19.18.	Off-Balance sheet financial instrument

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2010 and 2009 the Bank entered into forward contracts, interest rate swaps and options for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 19.7. The following table shows at December 31, 2010 and 2009 the notional value forward transactions, SWAP and options divided between hedging and trading:

	December 31, 2010		December 31, 2009
	Trading	Total	Trading	Total
Forward sales and purchases of foreign exchange	4,578,631	4,578,631	4,134,894	4,134,894
Forward sales and purchases of government securities	—	—	76,024	76,024
Other forward sales and purchases	—	—	234	234
Interest rate SWAP	213,967	213,967	152,697	152,697
Call options bought (*)	52,702	52,702	—	—
Call options written (*)	60,082	60,082	—	—
Put options bought (*)	27,402	27,402	—	—
Put options written (*)	24,662	24,662	—	—

(*) These instruments classified as hedges under BCRA’s rules but not for USGAAP.

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2010	2009
Credit lines granted (unused portion) cover by debtor classification	70,538	56,290
Foreign trade acceptances and standby letters of credit	67,353	113,506
Guarantees granted	439,231	349,992

 (*) A significant portion of the Bank’s guarantees as of December 31, 2010 and 2009 has a remaining maturity of less than one year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2010	2009
Self-liquidating counter guarantees	95,461	15,721
Preferred counter guarantees	5,403	3,546
Without guarantees	400,855	378,895

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2010	2009
Checks drawn on the Bank pending clearing	245,783	220,248
Checks drawn against other Banks	510,436	549,582
Drafts and notes for collection	430,819	285,311

c)	Trust activities

See Note 10.

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2010	2009	2008
Income before income tax in accordance with US GAAP	1,393,203	1,160,800	1,541,720
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	487,621	406,280	539,602
Tax exempt income	57,093	(66,153)	87,774
Other, net	44,388	(209,082)	(27,221)
Income tax computed in accordance with U.S. GAAP	589,102	131,045	600,155
Income tax computed in accordance with BCRA’s rules	567,241	251,430	(138,052)
Adjustments to reconcile income tax (benefit) to U.S. GAAP	21,861	(120,386)	738,207
Charge / (Recover) of allowances on deferred tax assets	724	(86,348)	(331,511)

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (30,358, 27,643 and 13,848 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (2,441 and 5,704 for the fiscal years ended December 31, 2009 and 2008, respectively) and the effects generated for the recover of allowances for 30,222 and 116,029 in the fiscal years ended December 31, 2009 and 2008, respectively.

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

“Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to 120,148 and 138,052 for the fiscal years 2009 and 2008, respectively, were classified in the “Other Income” line item of the Consolidated Statement of Operations (see Note 6.l) with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules).

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2010 and 2009 “income tax and TOMPI” account includes income tax 315,841 and 371,578, respectively, and in the year 2008 “income tax and TOMPI” account includes only TOMPI for 31,270.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the total income tax expense in accordance with US GAAP:

	December 31,
	2010	2009	2008
Income Tax in accordance with Argentine Central Bank regulations	567,241	251,430	(138,052)
Deferred tax charges	21,861	(120,385)	738,207
Total Income tax expense in accordance with US GAAP	589,102	131,045	600,155

The amounts related to the Income Tax computed in accordance with BCRA’s rules and Tax on minimum presumed income (TOMPI) are disclosed below:

	December 31,
	2010	2009	2008
Tax on minimum presumed income (Income tax and TOMPI line item – Page F-9)	—	—	31,270
Income tax (Income tax and TOMPI line item – Page F-9)	315,841	371,578	—
Income tax computed in accordance with BCRA’s rule (Other Income/Expenses line item)	—	(120,148)	(138,052)
Allowance for deferred tax assets – Applications	251,400	—	—
Total – Income tax plus Tax on minimum presumed income	567,241	251,430	(106,782)

ASC 740-10, Income Taxes: Overall requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 265,709, 266,433 and 180,085 as of December 31, 2010, 2009 and 2008, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2010	2009	2008
Deferred tax assets:
Government and private securities valuation	—	142,694	208,239
Loan origination and issuance credit card’s fees	29,383	20,943	28,216
Property, equipment and miscellaneous assets	27,437	31,051	19,084
Other liabilities	44,289	16,232	10,016
Allowance for loss contingencies	209,387	209,923	169,603
Net operating loss	—	—	87,394
Other	5,007	4,780	24,567
	315,503	425,623	547,119
Deferred tax liabilities:
Government and private securities valuation	(200,923)	—	—
Loans	(15,707)	(64,928)	(150,209)
Foreign exchange difference	(23,540)	(18,785)	(14,133)
Intangible assets	—	—	(28)
Reserves from insurance activities	(94,430)	(79,443)	(57,485)
	(334,600)	(163,156)	(221,855)
Net deferred tax (liability) / asset under U.S. GAAP	(19,097)	262,467	325,264
Net deferred tax asset in accordance with BCRA’s rules	62,300	313,700	193,552
Adjustment to reconcile net deferred tax assets to U.S. GAAP	(81,397)	(51,233)	131,712
Allowances on deferred tax assets in accordance with BCRA’s rules	(62,300)	(313,700)	(193,552)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	265,709	266,433	180,085

Allowances on deferred tax assets in accordance with US GAAP	(47,991)	(47,267)	(13,467)
Net deferred tax asset under BCRA	—	—	—
Net deferred tax asset under U.S. GAAP – Net of allowances	(67,088)	215,200	311,797

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 20.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2010, 2009 and 2008.

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

As of December 31, 2010 and 2009 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order to reconcile assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to decrease by 80,178 as of December 31, 2010 and increase by 205,813 and 306,984 as of December 31, 2009 and 2008, respectively. In addition, income would have decreased by 26,288 and 415,603 as of December 31, 2010 and 2008, respectively, and would be increased by 202,159 as of December 31, 2009.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 13,090, 9,387 and 4,813 as of December 31, 2010, 2009 and 2008, respectively. On the other hand, income would have increased by 3,703, 4,574 and 8,906 as of December 31, 2010, 2009 and 2008, respectively.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2010 the Bank has not recorded an asset for the credit for tax on minimum presumed income.

As described in Note 5.2. in May 2010, the 234,931 tax credit balance arising from TOMPI from previous fiscal years has been applied as payment towards the Income tax effectively determined for the year ended on December 31, 2009.

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 77,978, 55,565 and 74,897 at December 31, 2010, 2009 and 2008, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2010 and 2008 would have decreased by 22,413 and 26,062, respectively, and would be increased by 19,332 for the fiscal year ended December 31, 2009.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 11,868 for the fiscal year ended December 31, 2008. On the other hand, income over discontinued operations for the fiscal year ended December 31, 2009 would be increased by 11,868 and would have decreased by 12,230 for the fiscal year ended December 31, 2008.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would have increased assets by 3 and 4 for the fiscal years ended December 31, 2009 and 2008, respectively. In addition income would be decreased by 3 and 1 at December 31, 2010 and 2009, respectively, and would be increased by 2 for the fiscal year ended December 31, 2008.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP would have increased income by 6,826 for the fiscal year ended December 31, 2008.

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

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2010, 2009 and 2008:

	December 31,
	2010	2009	2008
—Total amount of loans considered as impaired	162,784	219,977	181,591
Amount of loans considered as impaired for which there is a related allowance for credit losses	162,784	219,977	181,591
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	93,834	138,467	97,663
—Average balance of impaired loans during the fiscal year	183,083	215,443	150,956

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Balance at the beginning of the fiscal year	132,754	103,678	91,498
Provision for loan losses	168,200	132,679	52,543
Charge-offs	(120,259)	(103,603)	(40,363)
Balance at the end of the fiscal year	180,695	132,754	103,678

20.4.1.	Interest recognition—non-accrual loans

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

The Bank recognizes interest income on a cash basis for non-accrual loans. ASC 310-10, Receivables: Overall, requires that if the collectibility of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s Consolidated Statements of Operations taken as a whole.

20.4.2.	Impaired loans—Non-Financial Private Sector and residents abroad

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 215,532, 204,932 and 92,811 at December 31, 2010, 2009 and 2008, respectively. On the other hand, the income would have increased by 10,600 and 112,121 at December 31, 2010 and 2009, respectively and would be decreased by 14,419 at December 31, 2008.

These adjustments do not have effects over discontinued operations.

20.4.3.	Federal Government Secured Loans

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities outstanding as of November 6, 2001, for a face value of U.S.$3,291,795 thousands, for Federal Government secured loans amounting to U.S.$3,360,403 thousands.

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

In the fiscal years for 2010, 2009 and 2008 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	December 31,
	2010	2009	2008
Guaranteed loan portfolio under BCRA	656,906	717,335	2,057,870
Guaranteed loan portfolio under USGAAP	578,878	645,278	1,840,401
Difference – Reconciliation adjustment	78,028	72,057	217,469

The effects of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would decrease assets by 78,028, 72,057 and 203,838 December 31, 2010, 2009 and 2008, respectively. On the other hand, the income for the fiscal year ended December 31, 2010 would be decreased by 5,971 and would have increased by 131,781 and 121,446 for the fiscal years ended December 31, 2009 and 2008, respectively.

The effects of adjustments over discontinued operations required to state such amounts in accordance with U.S. GAAP would decrease assets by 13,631 at December 31, 2008. On the other hand, the income for the fiscal years ended December 31, 2009 and 2008 would have increased by 13,631 and 3,490, respectively.

20.4.4.	Argentine Government Notes

On January 28, 2009 and February 25, 2009 the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of Federal Government secured loans ex-Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the private BADLAR rate plus 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos BADLAR Privada plus 275 pbs Vto 2014”).

As provided for National Superintendence of Insurance (SSN), the initial value of the notes matched that of the prior book value as of the date of the swap. SSN rules determined that these loans had to be recorded at their amortized cost. No impairment was recorded as these assets are not subject to impairment under Argentine banking GAAP.

As of December 31, 2010 the above mentioned debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The effects of adjustments over continued operations required to state these amounts in accordance with U.S. GAAP would have decreased assets by 21,664 and 31,552 at December 31, 2010 and 2009, respectively. On the other hand, the income for the fiscal year ended December 31, 2010 would be increased by 9,908 and would be decreased by 31,552 for the fiscal year ended December 31, 2009.

These adjustments do not have effects over discontinued operations.

20.5.	Government and other debt securities—Available for sale

During the fiscal year 2005, as a result of the Government’s debt restructuring, the Bank received for the defaulted portfolio Dollar-denominated Discount bonds amounted to U.S.$26,083, and Peso-denominated Discount bonds amounted to Ps.146,818. During the fiscal year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into BOGAR 2020, the face value of the corporate bonds swapped amounted to 551,230,672.

On January 30, 2009 the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014.

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 205,867 and 46,764 at December 31, 2010 and 2009, respectively, and would be decreased by 216,190 at December 31, 2008. On the other hand, the income for the fiscal years ended December 31, 2010 and 2009 would have decreased by 480,642 and 436,717, respectively, and would be increased by 660,761 for the fiscal year ended December 31, 2008.

These adjustments do not have effects over discontinued operations.

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2010 and 2009 are as follows:

	Government securities
	December 31,
	2010	2009
Amortized cost	6,770,348	6,646,290
Gross Unrealized Loss	(21,114)	(435,965)
Gross Unrealized Gains	525,669	198,511
Fair Value	7,274,903	6,408,836
Number of Positions	78	65

The following table shows the disclosures about investments as of December 31, 2010 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	1,535,319	(7,125)	274,922	(13,989)	1,810,241	(21,114)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

We have evaluated this decline in fair value to determine whether it is other than temporary an we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2010 related to the following reasons:

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

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 23,463, 22,580 and 19,855 at December 31, 2010, 2009 and 2008, respectively. On the other hand the income would have decreased by 883 and 2,725 at December 31, 2010 and 2009, respectively, and would be increased by 58,322 for the fiscal year ended December 31, 2008.

These adjustments do not have effects over discontinued operations.

20.7.	Investment in other companies

At December 31, 2010, 2009 and 2008, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 6,226, 3,187 and 4,707 at December 31, 2010, 2009 and 2008, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 37,573, 32,551 and 34,504 at December 31, 2010, 2009 and 2008, respectively.

On the other hand, the income over continued operations for the fiscal years ended December 31, 2010 and 2008 would have decreased by 8,061 and 11,403, respectively, and would be increased by 3,473 for the fiscal year ended December 31, 2009 due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.8.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 332, 337 and 23,176 at December 31, 2010, 2009 and 2008, respectively. In addition, the income for the fiscal years ended at December 31, 2010, 2009 and 2008 would have increased by 5, 22,839 and 36,806, respectively.

These adjustments do not have effects over discontinued operations.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 1,187,038 and 1,055,141 at December 31, 2010 and 2009, respectively.

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

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 20.16.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 459,990 and 11,806 at December 31, 2010 and 2009, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.11.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2010, 2009 and 2008. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.12.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 67,353 and 113,506 at December 31, 2010 and 2009, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 19.17.).

20.13.	Technical commitments related to insurance activities

For the fiscal years ended December 31, 2010 and 2009 Consolidar Cía. de Seguros de Retiro S.A. and for the fiscal year ended December 31, 2008 Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintain reserves accounted in Other subsidiaries’ liabilities valued in accordance with the accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.a)(iv) and 6.h).

The effects of adjustments required to state such amounts in accordance with US. GAAP, under ASC 944-40, Financial Services-Insurance: Claim Costs and Liabilities for Future Policy Benefits, would have decreased liabilities by 267,939, 225,413 and 176,773 at December 31, 2010, 2009 and 2008, respectively. On the other hand, income for the fiscal years ended December 31, 2010, 2009 and 2008 would have increased by 42,526, 48,640 and 159,908, respectively.

These adjustments do not have effects over discontinued operations.

20.14.	Fair Value of Financial Instruments

(i)
The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Banco Francés has categorized its financial instruments based on the priority of the inputs to the valuation technique, into same of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

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

Assets and liabilities valued at their fair recurrent value as of December 31, 2010 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	3,584,001	4,242,029	—	7,826,030
Other receivables from financial transactions	258,726	—	—	258,726

Liabilities
Other liabilities from financial transactions	244,793	—	—	244,793

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
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2010 and 2009.

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2010 and 2009.

Other receivables from financial transactions

▪
Forward purchases of Government securities under repurchase agreements with holdings in investment accounts: fair value for these receivables were based upon quoted market prices (if available) at December 31, 2009 of the securities to be received after the fiscal year-end.

▪
Unlisted corporate bonds: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2010 and 2009 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity of under one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2010 and 2009, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet date.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 19.18.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2010 and 2009 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2010 and 2009:

	December 31,
	2010		2009 (5)
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	5,691,806	5,691,806	5,255,412	5,255,412
Government and private securities (1)	7,495,382	7,826,030	7,214,232	7,299,555
Loans (2)	16,699,852	15,734,403	11,751,889	11,030,342
Other receivables from financial transactions (3)	1,043,859	1,043,859	914,851	915,791
Receivables from financial leases	534,457	534,457	328,398	328,398
Investments in other companies	110,138	110,138	106,289	106,289
	31,575,494	30,940,693	25,571,071	24,935,787
Financial liabilities
Deposits	22,461,307	22,461,307	18,334,845	18,334,845
Other liabilities from financial transactions (3)	1,992,801	1,769,863	1,224,668	1,110,910
	24,454,108	24,231,170	19,559,513	19,445,755

(1)  Includes the effect described in Note 20.5.
(2)  Includes the effects described in Notes 20.4.2., 20.4.3. and 20.4.4.
(3)  Includes the effects described in Note 20.16.
(4)  Under BCRA’s rules.
(5)  See Note 3.3.

20.15.	Goodwill

▪
On May 4, 1998 the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with face value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2010, 2009 and 2008.

▪
On May 13, 1999, BBVA (majority owner of BBVA Banco Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Banco Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695 at December 31, 2010, 2009 and 2008. Additionally, the income would have increased by 12,200 for the year ended December 31, 2008.

▪
ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2010, 2009 and 2008.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
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

Had US GAAP been applied, the assets over continued operations would be increased by 2,594 at December 31, 2010 and the assets and liabilities over continued operations would have increased by 569 and 199, respectively at December 31, 2009 and by 5,474 and 4,292, respectively at December 31, 2008. On the other hand, income for the fiscal years ended December 31, 2010 and 2008 would have increased by 2,224 and 4,621, respectively, and would be decreased by 812 for the fiscal year ended December 31, 2009.

These adjustments do not have effects over discontinued operations.

In Note 19.18.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

20.17.	Allowance for other contingencies

The Bank maintained reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18.).

The effects of adjustments over continued operations required to state such amounts in accordance with ASC 450-20, Contingencies: Loss Contingencies would be decreased allowance for other contingencies by 34,772 and 29,053 at December 31, 2010 and 2009, respectively. On the other hand, income for the fiscal years ended December 31, 2010 and 2009 would be increased by 5,719 and 29,053, respectively.

These adjustments do not have effects over discontinued operations.

20.18.	Premises and equipment

As we explained in Note 4.1.c) the Bank acquired from Consolidar AFJP S.A. the latter’s undivided in the piece of real estate. ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 37,915 and 38,136 at December 31, 2010 and 2009, respectively. In addition, the income for the fiscal year ended at December 31, 2010 would be increased by 221 and would be decreased by 38,136 for the fiscal year ended at December 31, 2009.

This adjustment does not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.19.	Non-controlling interests in consolidated subsidiaries

The Bank exhibits its 20.19. its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 357,811, 277,449 and 82,043 at December 31, 2010, 2009 and 2008, respectively. In addition, income for the fiscal years ended at December 31, 2010, 2009 and 2008 would have increased by 83,197, 254,604 and 12,089, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 18,889, 26,808 and 87,611 at December 31, 2010, 2009 and 2008, respectively. In addition, income for the fiscal years ended at December 31, 2010, 2009 and 2008 would have decreased by 7,920, 32,839 and 16,876, respectively.

20.20.	Stock dividend

As explained in Note 1.2.2., the Bank issued ordinary shares, par value 1.00 each, by 65,000,000 as a result of the distribution of share dividends approved by the stockholders’ meeting on March 27, 2009. On October 5, 2009 the new shares were registered with the Public Register of Commerce.

The listed price of BBVA Banco Francés share was Ps.3.17 at March 27, 2009 and Ps.7.15 at October 5, 2009.

ASC 505-20, Equity: Stock Dividends and Stock Splits establishes that in accounting for a stock dividend, the corporation shall transfer from retained earnings to the category of capital stock and additional paid-in capital an amount equal to the fair value of  the additional shares issued. The market value at October 5, 2009 of the issued shares was 464,750.

In addition, ASC 260-10, Earnings per Share: Overall determine that if the number of common shares outstanding increases as result of a stock dividend or stock split, the computations of basic and diluted earning per share shall be adjusted retroactively for all periods presented to reflect that change in capital structure.

20.21.	Advertising costs

The Bank recognizes the advertising expense as incurred.

As December 31, 2010, 2009 and 2008, the advertising expenses were 90,348, 56,121 and 65,437, respectively.

Under ASC 720-35, Other Expenses: Advertising Costs, the costs of advertising shall be expensed either as incurred or the first time the advertising takes place. The accounting policy selected from these two alternatives shall be applied consistently to similar kinds of advertising activities. This criterion is similar to which applies under BCRA GAAP.

Consequently, management believes that adjustment is not required under US GAAP.

20.22.	Customer Payments and Incentives

During 2010 the Bank and LAN Argentina S.A. signed a frequent flyer agreement by which customers who make purchases with our credit card accumulate miles which can be redeemed for travel to various destinations. The Bank recognizes the related expense and liability under Service Charge Expense and Other Liabilities, respectively, considering the customer’s purchases.

As of December 31, 2010, the Bank recognized liability for 20,931 and an expense for 27,570.

Under ASC 605-50, Revenue Recognition: Customer Payments and Incentives, the Bank shall recognizes a liability, or deferred revenue, for the sales incentives based on the estimated amount of miles that will be redeemed.

Consequently, management believes that an adjustment is not required under US GAAP.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.23.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2010			2009			2008
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income as stated		1,207,437	(9,258)	1,198,179	815,021	(96,559)	718,462	341,235	(19,725)	321,510
Deferred taxes	20.1	(25,564)	3,703	(21,861)	115,811	4,574	120,385	(747,114)	8,906	(738,208)
Allowances on deferred tax assets	20.1	(724)	—	(724)	86,348	—	86,348	331,511	—	331,511
Loan origination and issuance credit card’s fees	20.2	(22,413)	—	(22,413)	19,332	11,868	31,200	(26,062)	(12,230)	(38,292)
Intangible assets	20.3	(3)	—	(3)	(1)	—	(1)	2	6,826	6,828
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	10,600	—	10,600	112,121	—	112,121	(14,419)	—	(14,419)
Federal Government secured loans	20.4.3	(5,971)	—	(5,971)	131,781	13,631	145,412	121,446	3,490	124,936
Argentine Government Notes	20.4.4	9,908	—	9,908	(31,552)	—	(31,552)	—	—	—
Government and other debt securities valuation	20.5	(480,642)	—	(480,642)	(436,717)	—	(436,717)	660,761	—	660,761
Gain contingencies	20.6	(883)	—	(883)	(2,725)	—	(2,725)	58,322	—	58,322
Investment in other companies	20.7	(8,061)	—	(8,061)	3,473	—	3,473	(11,403)	—	(11,403)
Vacation expense	20.8	5	—	5	22,839	—	22,839	36,806	—	36,806
Technical Commitments related to insurance activities	20.13	42,526	—	42,526	48,640	—	48,640	159,908	—	159,908
Goodwill	20.15	—	—	—	—	—	—	12,200	—	12,200
Accounting for Derivative Instruments and Hedging Activities	20.16	2,224	—	2,224	(812)	—	(812)	4,621	—	4,621
Allowance for other contingencies	20.17	5,719	—	5,719	29,053	—	29,053	—	—	—
Premises and equipment	20.18	221	—	221	(38,136)	—	(38,136)	—	—	—
Non-controlling interests in consolidated subsidiaries	20.19	83,197	(7,920)	75,277	254,604	(32,839)	221,765	12,089	(16,876)	(4,787)
Net income in accordance with U.S. GAAP		817,576	(13,475)	804,101	1,129,080	(99,325)	1,029,755	939,903	(29,609)	910,294
Net income per share in accordance with U.S. GAAP attributable to controlling interests		1.37	(0.01)	1.36	1.79	(0.13)	1.66	1.90	(0.03)	1.87
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		1.52	(0.03)	1.50	2.32	(0.21)	2.11	1.93	(0.06)	1.87
Weighted average number of shares outstanding (in thousands)		536,361	536,361	536,361	487,611	487,611	487,611	487,611	487,611	487,611

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2010			2009			2008
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity as stated		3,724,840	22,075	3,746,915	2,895,138	31,334	2,926,472	1,948,132	127,892	2,076,024
Deferred taxes	20.1	(345,887)	13,090	(332,797)	(60,620)	9,387	(51,233)	126,899	4,813	131,712
Allowances on deferred tax assets	20.1	265,709	—	265,709	266,433	—	266,433	180,085	—	180,085
Loan origination and issuance credit card’s fees	20.2	(77,978)	—	(77,978)	(55,565)	—	(55,565)	(74,897)	(11,868)	(86,765)
Intangible assets	20.3	—	—	—	3	—	3	4	—	4
Impaired loans-Non Financial Private Sector and residents abroad loans	20.4.2	215,532	—	215,532	204,932	—	204,932	92,811	—	92,811
Federal Government secured loans	20.4.3	(78,028)	—	(78,028)	(72,057)	—	(72,057)	(203,838)	(13,631)	(217,469)
Argentine Government Notes	20.4.4	(21,644)	—	(21,644)	(31,552)	—	(31,552)	—	—	—
Government and other debt securities valuation	20.5	205,867	—	205,867	46,764	—	46,764	(216,190)	—	(216,190)
Gain contingencies	20.6	(23,463)	—	(23,463)	(22,580)	—	(22,580)	(19,855)	—	(19,855)
Investment in other companies	20.7	(43,799)	—	(43,799)	(35,738)	—	(35,738)	(39,211)	—	(39,211)
Vacation expense	20.8	(332)	—	(332)	(337)	—	(337)	(23,176)	—	(23,176)
Technical Commitments related to insurance activities	20.13	267,939	—	267,939	225,413	—	225,413	176,773	—	176,773
Accounting for Derivative Instruments and Hedging Activities	20.16	2,594	—	2,594	370	—	370	1,182	—	1,182
Allowance for other contingencies	20.17	34,772	—	34,772	29,053	—	29,053	—	—	—
Premises and equipment	20.18	(37,915)	—	(37,915)	(38,136)	—	(38,136)	—	—	—
Non-controlling interests in consolidated subsidiaries	20.19	357,811	18,889	376,700	277,449	26,808	304,257	82,043	87,611	169,654
Consolidated Stockholders’ equity in accordance with U.S. GAAP		4,446,018	54,054	4,500,072	3,628,970	67,529	3,696,499	2,030,762	194,817	2,225,579

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2010	2009	2008
Assets	33,448,725	27,760,274	27,199,899

Liabilities	28,948,653	24,063,775	24,974,320

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.24.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2010			2009			2008
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	3,501,671	5,921	3,507,592	3,299,127	26,273	3,325,400	3,074,806	23,674	3,098,480
Financial expenses	(818,882)	3,158	(815,724)	(971,744)	(45,302)	(1,017,046)	(1,196,547)	(110)	(1,196,657)
Allowances for doubtful loans	(168,753)	—	(168,753)	(133,845)	—	(133,845)	(51,127)	—	(51,127)
Service charge income	1,464,135	—	1,464,135	1,231,042	11,868	1,242,910	946,652	198,124	1,144,776
Service charge expenses	(406,376)	—	(406,376)	(279,691)	—	(279,691)	(234,504)	(6,127)	(240,631)
Operating expenses	(1,989,115)	(30,049)	(2,019,164)	(1,558,483)	(53,409)	(1,611,892)	(1,141,717)	(222,255)	(1,363,972)
Loss on minority interest in subsidiaries	(62,312)	—	(62,312)	—	—	—	—	—	—
Other income	197,412	5,701	203,113	299,353	(38,963)	260,390	1,210,687	8,219	1,218,906
Other expenses	(307,935)	(1,373)	(309,308)	(623,161)	(2,265)	(625,426)	(1,030,809)	(37,246)	(1,068,055)
Income before income tax	1,409,845	(16,642)	1,393,203	1,262,598	(101,798)	1,160,800	1,577,441	(35,721)	1,541,720
Income Tax	(592,269)	3,167	(589,102)	(133,518)	2,473	(131,045)	(609,062)	8,906	(600,156)
Tax on minimum presumed income	—	—	—	—	—	—	(28,476)	(2,794)	(31,270)
Total consolidated income	817,576	(13,475)	804,101	1,129,080	(99,325)	1,029,755	939,903	(29,609)	910,294
Comprehensive income
Net income in accordance with U.S. GAAP			804,101			1,029,755			910,294
Other comprehensive income / (loss), net of tax (1) (2)			482,306			563,328			(639,487)
Comprehensive net income in accordance with U.S. GAAP			1,286,407			1,593,083			270,807

(1) See Note 20.25.
(2) The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.25.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2010, 2009 and 2008:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2010			December 31, 2009			December 31, 2008
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains/(losses) on securities	742,009	(259,703)	482,306	866,658	(303,330)	563,328	(983,826)	344,339	(639,487)

Other comprehensive income gain/(loss)	742,009	(259,703)	482,306	866,658	(303,330)	563,328	(983,826)	344,339	(639,487)

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2010			December 31, 2009			December 31, 2008
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(154,345)	(154,345)	—	(717,673)	(717,673)	—	(78,186)	(78,186)

Current-fiscal year change	—	482,306	482,306	—	563,328	563,328	—	(639,487)	(639,487)

Ending balance	—	327,961	327,961	—	(154,345)	(154,345)	—	(717,673)	(717,673)

20.26.	Cash flows information

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2010	2009	2008
Cash and cash equivalents at the end of the fiscal year	5,691,806	5,255,412	4,243,080
Cash and cash equivalents at beginning of the fiscal year	5,255,412	4,243,080	3,169,314
Increase in cash and cash equivalents	436,394	1,012,332	1,073,766
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	783,036	1,392,162	1,549,155
Cash used in investing activities	(120,868)	(143,120)	(161,650)
Cash used in financing activities	(74,048)	(47,663)	(192,607)
Effect of exchange rate changes on cash	(151,726)	(189,047)	(121,132)
Increase in cash and cash equivalents	436,394	1,012,332	1,073,766

The following cash flow information presents the effect of exchange rate changes on cash over discontinued operations:

	December 31,
	2010	2009	2008
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER DISCONTINUED OPERATIONS
Cash provided by operating activities	40,892	18,927	9,293
Cash (used in) / provided by investing activities	(35,425)	14,174	55,939
Cash (used in) / provided by financing activities	(39,788)	17,523	(20,378)
Effect of exchange rate changes on cash	(7,834)	(11,966)	(65,305)
(Decrease) / Increase in cash and cash equivalents	(42,155)	38,658	(20,451)

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall:

	December 31,
	2010	2009	2008

Net income for the fiscal year	1,198,179	718,462	321,510
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	82,339	131,899	196,784
Allowances for doubtful loans and special reserves, net of reversals	(10,612)	243,937	69,036
Minority interests in subsidiaries	31,156	14,890	(2,801)
Deferred taxes	315,841	371,578	31,270
Equity loss / (gains) of unconsolidated subsidiaries	11,018	(10,284)	(15,622)
Net (increase) / decrease in interest receivable and payable and other accrued income and expenses	(844,885)	(78,320)	948,978
Net cash provided by operating activities	783,036	1,392,162	1,549,155

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

20.27.	New accounting pronouncements (U.S. GAAP)

a)	ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB provides amendments to Topic 962 (Plan Accounting—Defined Contribution Pension Plans) to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Participant loans are currently classified as investments and are usually measured at fair value. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

b)	ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB provides amendments to Topic 310 (Receivables).

These amendments require an entity provide disclosures on a disaggregated basis. The amendments in this Update define two levels of disaggregation (portfolio segment and class of financing receivable). A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of portfolio segment.

The update will be effective for interim and annual reporting periods ending on or after December 15, 2010.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

c)	ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements

In February 2010, the FASB provides amendments to Topic 855 (Subsequent Events).

These amendments:

▪
require an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued.

▪	an entity that is an SEC filer in not required to disclose the date through which subsequent events have been evaluated.

All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

d)	ASU 2009-13, Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB provides amendments to Topic 605 (Revenue Recognition).

This ASU provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-derivable arrangements to establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor- specific objective evidence if available, third-party evidence if vendor- specific objective evidence is not available, or estimated selling price if neither vendor- specific objective evidence nor third- party evidence is available.

The amendments eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The ASU also requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

 NOTE 21—SUBSEQUENT EVENTS

a)
On February 10, 2011 the Boards of Directors of BBVA Banco Francés and Consolidar Comercializadora S.A.  (“Consolidar Comercializadora”) have executed a “Previous Merger Commitment” by which BBVA Banco Francés will incorporate Consolidar Comercializadora based on the financial statements of those corporations as at December 31, 2010. Such previous merger commitment as well as the consolidated merger balance sheet were approved on March 30, 2011 by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting and are subject to approval by the Shareholders’ Meetings of Consolidar Comercializadora.

The merger process as set forth in the above-mentioned previous merger commitment consists of the absorption by BBVA Banco Francés of the totality of Consolidar Comercializadora’s equity and this company will be dissolved without liquidation, while BBVA Banco Francés S.A. will continue as a legal person.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2010, 2009 and 2008
Stated in thousands of Pesos

b)
On March 31, 2011 BBVA Banco Francés S.A. and Banco Bilbao Vizcaya Argentaria, S.A.,  both shareholders of Consolidar Compañía de Seguros de Retiro S.A. (“the Company”), entered into a stock purchase and sale agreement with Orígenes Compañía de Seguros de Retiro S.A. and other entities, by which the Company’s shareholders sell the totality of their shareholding in the Company.

The total price for the transaction amounted to Ps.380 million, of which 66.21% corresponds to BBVA Banco Francés S.A. according to its shareholding in the Company as of March 31, 2011.

The transaction will be finalized once approved by the National Superintendence of Insurance and once all other terms and conditions included in the aforementioned stock purchase and sale agreement have been complied with.

Should the transaction be effectively carried out, it would involve for the Bank a profit of approximately Ps.73 million as at December 31, 2010 considering the value of the equity interest of BBVA Banco Francés S.A. in Consolidar Compañía de Seguros de Retiro S.A. at the said date, in terms of BCRA regulations.

On the other hand, taking into account the valuation of such stock holding under US GAAP, the result of the transaction as at the same date would originate a loss of approximately Ps.248 million. The greater value of the participation according to US GAAP derives from the constitution of lesser reserves as compared to those required by the local regulators and to a greater value of the government securities portfolio which, according to US GAAP, are registered at market value. At December 31, 2010 the total assets and net equity of Consolidar Compañía de Seguros de Retiro S.A. under US GAAP amount to Ps.3,504 million and Ps.755 million, respectively.

Additionally, this transaction would involve discontinuing the retirement insurance segment managed by BBVA Banco Francés S.A. as of the effective date thereof.

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