Form 20-F
period 2011-12-31
BBVA BANCO FRANCES SA
filed 2012-03-27
CIK 913059

As filed with the Securities and Exchange Commission on March 27, 2012

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Adrián Bressani – 011-54-11-4346-4286 – abressani@bbvafrances.com.ar  – Reconquista 281 3° (C1003ABE) Buenos Aires, Republic of Argentina
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

Title of class	Number of shares outstanding
Ordinary Shares, par value Ps.1.00 per share	536,877,850

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)~~,~~ and (2) has been subject to such filing requirements for the past 90 days:   ☒Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes  ☐No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Francés undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Banco Francés S.A. (“BBVA Francés”) is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its Consolidated Financial Statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 21 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “U.S.$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

The Consolidated Financial Statements are presented in accordance with the guidelines of Technical Resolution No. 21 of the Argentine Federation of Economic Sciences Professional Association (Federación Argentina de Consejos Profesionales de Ciencias Económicas—“FACPCE”) and the disclosure standards set by the Central Bank.

The Bank presents its Consolidated Financial Statements in equivalents purchasing power. These Consolidated Financial Statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the Argentine internal Wholesale Price Index published by the National Institute of Statistics and Census (“INDEC”) of Argentina.

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

By Communication “A” 3921 of the Central Bank and General Resolution No. 441/03 of the CNV, in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method to Consolidated Financial Statements in equivalent purchasing power has been suspended as of March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement method until February 28, 2003.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2011	2010	2009
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
Consolidar Cía. de Seguros de Retiro S.A. (1)		X	X
BBVA Francés Valores Sociedad de Bolsa S.A. (2)	X	X	X
Atuel Fideicomisos S.A. and subsidiary (3)			X
BBVA Francés Assets Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (4)	X	X

(1)	See Note 1.5. to the Consolidated Financial Statements.
(2)	Previously referred to as “Francés Valores Sociedad de Bolsa S.A.”
(3)	See Note 1.7. to the Consolidated Financial Statements.
(4)	Previously referred to as “Francés Administradora de Inversiones S.A.”

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per U.S.$1.00, the peso was allowed to float, and as of March 22, 2012 traded at approximately Ps.4.3655 per U.S.$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2007.

CERTAIN TERMS AND CONVENTIONS

As used in this Form 20-F, “BBVA Francés”, the “Bank”, the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Not applicable.

Selected Financial Data

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, the Consolidated Financial Statements and the related notes. The selected financial data for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 are derived from the Consolidated Financial Statements. For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”.

See “Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factors Related to BBVA Francés”.

For the fiscal year ended December 31,
2011	2010	(11)	2009	(11)	2008	(11)	2007	(11)
(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	3,565,030	3,298,259	3,039,470	1,946,432	1,655,582
Financial expenses	(1,355,698)	(814,673)	(975,431)	(1,212,738)	(685,232)
Gross intermediation margin	2,209,332	2,483,586	2,064,039	733,694	970,350
Provision for loan losses	(132,663)	(179,353)	(245,966)	(36,708)	(62,262)
Service charge income	1,957,724	1,485,442	1,204,703	981,891	723,174
Service charge expenses	(519,630)	(406,347)	(279,691)	(234,328)	(153,301)
Operating expenses	(2,279,500)	(1,969,461)	(1,562,326)	(1,149,778)	(885,461)
Net other expenses	254,845	38,867	(44,063)	67,776	(280,709)
Income before income tax	1,490,108	1,452,734	1,136,696	362,547	311,791
Income tax	(549,992)	(272,923)	(362,439)	(23,695)	(45,840)
Net income	940,116	1,179,811	774,257	338,852	265,951
Net loss on minority interests in subsidiaries	6,783	(16,538)	(17,851)	(8,589)	(21,969)
Final consolidated income from continued operations	946,899	1,163,273	756,406	330,263	243,982
Final consolidated (loss) / income from discontinued operations	58,678	34,906	(37,944)	(8,753)	(8,933)
Final consolidated income	1,005,577	1,198,179	718,462	321,510	235,049

Net operating revenue (3)	3,647,426	3,562,681	2,989,051	1,481,257	1,540,223
Net operating income (4)	1,235,263	1,413,867	1,180,759	294,771	592,500

Net income per ordinary shares from continued operations (2) (9)	1.76	2.17	1.55	0.70	0.52
Net income per ADS from continued operations (2) (9)	5.28	6.51	4.65	2.10	1.56
Net income per ordinary shares (2) (9)	1.87	2.23	1.47	0.68	0.50
Net income per ADS (2) (9)	5.61	6.69	4.41	2.04	1.50
Declared dividends per ordinary share (9) (10)	—	1.49899	0.98439	0.21215	0.34793
Declared dividends per ADS (9) (10)	—	4.49697	2.95317	0.63645	1.04379
Net operating income per ordinary shares (2) (9)	2.30	2.64	2.42	0.63	1.26
Net operating income per ADS (2) (9)	6.90	7.92	7.26	1.89	3.78
Average ordinary shares outstanding (000s) primary (9)	536,620	536,361	487,611	471,361	471,361

Amounts in accordance with U.S. GAAP:
Net income	698,807	804,101	1,029,755	910,294	1,104,529

Net income per ordinary share (2) (9)	1.30	1.50	2.11	1.87	2.27
Net income per ADS (2) (9)	3.90	4.50	6.33	5.61	6.81
Average ordinary shares outstanding (000s) primary (9)	536,620	536,361	487,611	487,611	487,611

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	6,353,428	5,691,806	5,255,412	4,243,080	3,169,314
Government and private securities	5,565,029	7,495,382	7,214,232	5,233,660	5,181,253
Loans, net of allowances	22,875,885	16,699,852	11,751,889	12,507,489	11,390,121
Other assets	4,211,303	2,693,206	2,170,060	3,841,236	2,282,311
Total assets	39,005,645	32,580,246	26,391,593	25,825,465	22,022,999

Deposits	29,165,704	22,461,307	18,334,845	17,079,203	15,009,758
Other liabilities and minority interest in subsidiaries	5,971,684	6,372,024	5,130,276	6,670,238	4,956,404
Total liabilities and minority interest in subsidiaries	35,137,388	28,833,331	23,465,121	23,749,441	19,966,162

Capital stock	536,878	536,361	536,361	471,361	471,361
Issuance premiums	182,511	175,132	175,132	175,132	175,132
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	1,042,021	802,385	658,693	594,391	547,381
Unrealized valuation difference	—	88,131	(14,133)	(181,119)	(42,796)
Unappropriated earnings	1,793,868	1,831,927	1,257,440	703,280	592,780
Total stockholders’ equity	3,868,257	3,746,915	2,926,472	2,076,024	2,056,837

For the fiscal year ended December 31,
2011	2010	(11)	2009	(11)	2008	(11)	2007	(11)
(in thousands of pesos) (1)

Amounts in accordance with U.S. GAAP
Total assets	40,367,604	33,448,725	27,760,274	27,199,899	23,266,358
Total stockholders’ equity	4,003,440	4,500,072	3,696,499	2,225,579	2,103,850

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	2.65%	3.95%	2.90%	1.38%	1.19%
Return on average stockholders’ equity (6)	24.87%	34.86%	30.24%	15.98%	12.16%
Services charge income as a percentage of operating expenses	85.88%	75.42%	77.11%	85.40%	81.67%
Operating expenses as a percentage of average total assets (7)	6.37%	6.68%	5.98%	4.81%	4.33%

Capital
Stockholders’ equity as a percentage of total assets	9.92%	11.50%	11.09%	8.04%	9.34%
Total liabilities as a multiple of stockholders’ equity	9.08	x	7.70	x	8.02	x	11.44	x	9.71	x

Credit Quality
Allowances for doubtful loans as a percentage of total loans	1.91%	2.32%	2.79%	1.55%	1.71%
Non-performing loans as a percentage of gross loans (8)	0.45%	0.47%	1.00%	0.87%	0.54%
Allowances for doubtful loans as a percentage of non-performing loans (8)	422.14%	492.96%	277.93%	177.50%	315.55%

(1)	Except net income per-ordinary share and net income per-ADS data and financial ratios.
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
(10)
For the fiscal year ended December 31, 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Comminications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal years ended December 31, 2010, 2009 and 2007, the dividends were paid totally in cash. For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares.

(11)	Restated from its original version to reflect the effects from continued and discontinued operations.

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

	Declared Dividends Per Ordinary Share (7)		Declared Dividends Per ADS (7)
	Ps.(1)	U.S.$	Ps.(1)	U.S.$
December 31, 2011 (3)	—	—	—	—
December 31, 2010 (3) (6)	1.49899	0.36994	4.49697	1.10981
December 31, 2009 (3) (5)	0.89492	0.23054	2.68476	0.69163
December 31, 2008 (3) (4)	0.21215	0.05747	0.63645	0.17240
December 31, 2007 (2) (3)	0.34793	0.10980	1.04379	0.32940
___________________
(1)	Historical values.
(2)	Based upon the reference exchange rate quoted by Central Bank on the date of payment.
(3)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. As of June 2, 2004 the Central Bank will make some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See "Item 8. Financial Information-Dividends".

(4)	Based upon the reference exchange rate quoted by Central Bank at March 26, 2009.
(5)	Based upon the reference exchange rate quoted by Central Bank at April 29, 2010.
(6)	Based upon the reference exchange rate quoted by Central Bank at March 31, 2011.
(7)
For the fiscal year ended December 31, 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Comminications "A" 5272 and 5273 of the Central Bank (see "Item 8. Financial Information-Dividends"). For the fiscal years ended December 31, 2010, 2009 and 2007, the dividends were paid totally in cash. For the fiscal year ended December 31, 2008 the dividends paid in 2009 were Ps.35 million in cash and Ps.65 million through the issue of new shares. For the fiscal years ended December 31, 2010 and 2009 the number of outstanding shares were 536,361,306, respectively, and for the fiscal years ended December 31, 2008 and 2007 the number of outstanding shares were 471,361,306, respectively. Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for U.S.$1.00 for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)
Year /Period	(in pesos per U.S.$1.00)
February 2012	4.3565	4.3337	4.3467
January 2012	4.3383	4.3048	4.3206
2011	4.3035	3.9715	4.1302
December 2011	4.3035	4.2780	4.2888
November 2011	4.2807	4.2377	4.2601
October 2011	4.2358	4.2045	4.2221
September 2011	4.2173	4.1910	4.2042
2010	3.9857	3.7942	3.9127
2009	3.8545	3.4497	3.7301
2008	3.4537	3.0128	3.1614
2007	3.1797	3.0553	3.1156
___________________
(1)	Source: BCRA.
(2)	The average of monthly average rates during the period.

The exchange rate on March 22, 2012 was Ps.4.3655 = U.S.$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2011 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 336.55% vis-à-vis the dollar.

	December 31,
	2011	2010	2009	2008	2007
Devaluation Rate	8.23%	4.72%	9.93%	9.61%	2.66%
Exchange Rate	4.3032	3.9758	3.7967	3.4537	3.1510
Inflation Rate (1)	12.67%	14.56%	10.26%	8.98%	14.56%
___________________
(1)	The inflation rate presented is the general WPI published by the INDEC.

Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and substantially all of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”), but was able to recover during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, who was reelected for another four year term on October 23, 2011. The global financial crisis in 2009 and 2010 (the “Global Financial Crisis”) led to lower growth and a moderate rise in unemployment, but did not affect the stability of Argentina’s financial system (see Item 4. Information on the Company—Recent Political and Economic Developments in Argentina – Macroeconomic Environment).

Although the economic policies implemented by the Kirchner administrations have succeeded in the short- and mid-term, there still remain issues to be resolved, such as:

▪	contracts with privatized public utilities, and the cancellation of subsidies to the energy and gas companies that could affect consumption levels.

▪	increasing inflation affecting competiveness and economic growth.

▪	availability of long-term fixed interest rate loans.

▪	high commodity prices have had a favourable impact on economic activities in recent years, but are very volatile and out of the Government’s scope of control.

▪	recent measures implemented by the Government to control import could lead to the imposition of barriers to Argentine exports to trading parties and have a negative impact on economic activities.

▪	the Government has issued several measures that have limited the access to the purchase of foreign currency, which has caused certain uncertainty especially to dollar-denominated deposit holders.

High inflation rate expectations could negatively affect the Argentine economy in general, including access to the long-term financing market.

In the event of high inflation rates, Argentine exports could lose competitiveness in international markets and private consumption could decline, causing a negative effect on economic activity and employment. Moreover, a high inflation rate could undermine confidence in the Argentine financial system in general, and this would negatively affect the business volume of banks, including BBVA Francés, and could potentially hinder the interest margin of long-term and fixed interest rates loans, although currently these loans are not a significant part of the Bank assets.

There exists a discrepancy between statistical data published by National Institute for Statistics and Census  (“INDEC”) referring to the CPI (consumer price index) for the Greater Buenos Aires area, CPI indexes corresponding to the different Argentine regions/provinces and private estimates. This generates uncertainty about the country’s actual rate of inflation and does not contribute to anchor inflation expectations. It is to be noted that assets indexed by Coeficiente de Estabilización de Referencia (“CER”) are adjusted according to the Greater Buenos Aires CPI.

A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financing markets.

Commencing in 2005, primary spending began to increase more than public income. Thus, the primary fiscal surplus of the central public non-financial sector has fallen from 3.9% of GDP in 2004 to 0.6% of GDP in 2011. Moreover, the primary balance could be negatively affected in the future if public spending continues to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with economic problems, increased spending on public works and subsidies to the energy and transportation sectors.

A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financing markets.

The Government has recently imposed a series of restrictions in the foreign exchange markets that could have a material adverse effect on the results and the solvency of the financial system.

During the months of October and November 2011, new measures were implemented to limit the purchase of foreign currency, by the creation of a “Foreign Exchange Consultation Program”, according to which entities authorized to operate in foreign exchange transactions must previously consult and register all operation of purchase and sale of foreign currency carried out by its clients. The prior approval of the National Tax Bureau for any purchase of foreign currency was added as another requirement. Moreover, uncertainties concerning the access to hard currencies led to a 10% withdrawal of dollar denominated deposits in the financial system, during  October 2011.

Although these deposits have stabilized in the recent months, further measures in the foreign exchange market, could lead to similar episodes and result in a reduction in liquidity in dollar denominated deposits.

In addition, the Government issued on October 2011, Decree No. 1722, which eliminated an exception for oil and mining companies, and thus require these companies to settle in the foreign exchange market all their export receipts.

Moreover, the National Insurance Bureau, issued on October 2011, Resolution No. 36,162 imposing the obligation for insurance companies to have all investments and liquid assets allocated in Argentina.

Finally, as from January 2012 the National Tax Bureau must be notified in advance and approve all import operations. This new procedure could lead to a delay in the delivery of imported products with a negative impact on industrial activities using imports and spare parts.

These new restrictions could have a material adverse effect on the Argentine financial system, on our results of operations and financial condition and on our ability to make dividend payments to non-residents.

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

As a consequence of Financial Action Task Force’s (“FATF”) evaluation report on Anti-Money Laundering and Combating Financing of Terrorism, Argentina has to implement measures in order to comply with FATF´s recommendations. In the event these measures are not correctly addressed, Argentina could find difficulties in obtaining financing and attracting direct foreign investments.

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

During the last semester of 2011, Argentina issued a series of new laws regarding financial and economic crimes together with market manipulation, that were considered an important progress in Argentina’s action plan. Not withstanding that, Argentina continues to be subject to a close follow up process with FATF.

Therefore, the outcome of the  on-going evaluation process carried out by FATF  could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

Factors Related to BBVA Francés

The short term structure of the deposit base of the Argentine financial system, including the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine Crisis, the volume of financial activity regarding deposits and loans was severely reduced.

Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the international crisis, these levels were reduced during 2008 and further improved during the last semester of 2009, 2010 and 2011.

Such recovery resulted in an improvement of the liquidity of the financial system.

Notwithstanding that, liquidity problems are not totally overcome. Due to the fact that the majority of the new deposits in the local financial system are short term deposits, the financial system could be exposed to other risks, such as: (i) term mismatch for entities that decided to enter into long term loans; (ii) sudden interest rates increases; (iii) and certain limitations to the expansion of long term loans due to deposit volatility.

Therefore, insufficient long term financing and its high costs could affect the activities, the liquidity and financial operations of the Bank.

The instability of the regulatory framework, in particular the regulatory framework affecting  financial entities, could have a material adverse affect in financial entities activities,  such as the Bank.

Since the beginning of Cristina Kirchner’s second term as President, a series of new regulations have been issued, mainly regulating the foreign exchange market and new capital requirements for financial institutions.

In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated February 1, 2012, increased the capital requirements for financial institutions carrying out activities in Argentina. These Communications require certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements.

The Central Bank has stated that these new requirements are based on the credit risk measure required by Basel II.

It must be stressed that the Bank, taking into consideration the new capital requirements for operational risks, still has an excess of capital as of December 31, 2011 with respect to the minimum capital requirements of the Comunications, of Ps.765.0 million. Not withstanding that, as a consequence of the additional 75% capital buffer requirement, the Bank will not distribute dividends to its shareholders during the present fiscal year.

Moreover, a new law has been recently approved by Congress that introduces amendments to the Central Bank ´s charter. The principal issues addresses by this bill are the use of Central Bank reserves for the cancellation of public debts, together with the implementation of polices by the Central Bank in order to interfere in the fixing of interest rates, and terms of loans to financial institutions. It is relevant to point out that the future effects of this law, once it is published and fully effective, are still uncertain.

The absence of a stable regulatory framework could result in significant limits to the financial institutions’ decisions, such as the Bank, regarding asset allocation, that could cause uncertainty with respect to the future financial activities and result of operations.

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

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Francés were unable to pay its debts as they come due, the Central Bank would intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, the shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding in Argentina, the United States or any other country.

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

Factors Related to BBVA Francés’ Subsidiaries

▪	Consolidar AFJP S.A.

Consolidar AFJP S.A. (“Consolidar AFJP” or “AFJP”) is a privately owned pension fund managing company whose purpose is the administration of retirement contributions from affiliates and the corresponding grant of old age, disability and death pensions. On December 4, 2008, the National Government enacted Law No. 26,425 to implement social security reform, by which the National State assumed once again the coverage of contingencies in cases of old age, disability and death. Certain matters deriving from Law No. 26,425 that remain pending, such as possible indemnity in favor of AFJP in the amount of its corporate capital arising from the loss of its corporate business purpose. Notwithstanding this, on December 7, 2010, Consolidar AFJP filed a claim against the National Government and the Ministry of Labor and Social Security, requesting compensation for the losses suffered by the company and its shareholders, as a result of the aforementioned social security reform.

Moreover, as a consequence of the social security reform and the loss of corporate business purpose, on December 28, 2009, in a Shareholders’ Extraordinary Meeting of AFJP, the shareholders decided to terminate the corporate existence of the company and liquidate it.

During 2011, 215 legal labor actions were filed against AFJP claiming differences in severance payment amounts. AFJP has estimated this contingency and raised the corresponding allowances. The exact effects of either of the unknowns described above are impossible to predict, but it is reasonable to anticipate that neither would have material adverse effects on our results.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

Economic activity was very dynamic in 2011 and the high growth rates of the previous year continued in spite of the political cycle, which included several elections in the provinces along with presidential and congressional elections in October, and despite the international financial tensions that continued to be on the high side. The Argentine economy grew on average 8.8% year over year according to the Monthly Economic Activity Indicator (EMAE), which is a proxy for GDP. Growth was driven mainly by Investment Private Consumption and Public Consumption (which increased 19.9%, 11.3% and 10.8%, respectively year over year in real terms in the first 9 months of 2011). Exports grew only 3.4% year over year during the same period.

Strong growth had a positive impact on employment as, similarly to 2010, more jobs were created. Unemployment rates in the fourth quarter of 2011 went down to 6.7% compared to 7.3% in the same period of the prior year. The average unemployment rate in 2011 was 7.2% compared to 7.7% in 2010. Labor force participation averaged 46.3% in 2011, up 0.3 percentage points from an average of 46% in all 2010. Tight labor markets also resulted in significant wage hikes (29.4% year over year to December, according to the INDEC’s average wage index). In 2011, formal private sector salaries were increased by 35.8% while wages in the informal private sector rose by 32.8% year over year and by 9.7% year over year in the public sector.

In 2011, the primary fiscal surplus contracted due to a 32.1% year over year increase in public spending by transfers to the private sector that kept growing (36.9% growth in 2011) and a 37.4% increase in pensions and social security payments. Tax collections increased by 28% during the year, spurred by Income Tax, VAT and Social Security contributions. Import and export collections also grew 20.9% resulting in a total primary surplus of Ps.4.9 billion in 2011, 80.4% of the 2010 results. The federal operating deficit, after interest payments, was Ps.30.7 billion compared to a surplus of Ps.3.1 billion obtained in 2010.

The CPI of the Greater Buenos Aires area increased 9.5% in 2011, slightly less than the 10.9% increase in 2010. This was due mainly to more moderate increases in the prices of food and beverages, the main items in the index, which rose 7.6% as compared to 14.7% in 2010. A breakdown between goods and services showed that goods went up by 10.4%, while services went up by only 8.3%, contained by the regulated utility rates and transport prices.

The external trade sector continued to record positive results in 2011 due to an improvement in the terms of trade, as export prices were increased 16% during this period, while import prices rose 10% year over year on average. In terms of volumes, however, exports only increased 6% while imports went up by 19%, driven by a buoyant economy and real peso appreciation. As a result of this, nominal exports grew 24% during the year, and nominal imports increased 31% year over year, so that the trade surplus (U.S.$10,347 million) fell by 11% compared to 2010.

In the foreign exchange market, the main characteristic of 2011 was the strong dollarization of the portfolio. Net foreign assets of Argentine residents (mostly resulting from purchases of U.S. dollars) increased by U.S.$21.5 billion during 2011, practically doubling the outflows (U.S.$11.4 billion) recorded in 2010, according the Central Bank’s foreign exchange market statistics. The Central Bank continued applying its managed float policy, but as a consequence of a deterioration of the trade balance and higher capital outflows, the Argentine Peso depreciated 8.2% against the U.S. Dollar in nominal terms, as opposed to the 4.7% depreciation of 2010.

Monetary Policy

There were two different stages in monetary policy during 2011. As in 2010, there was an expansion during the first 8 months of the year due to the monetization of Central Bank purchases in the foreign currency market (U.S.$5,564 million between January and July) and the financing granted to the Argentine Treasury by the Central Bank.  From January to August the Monetary Base increased 37.9% compared to the same period of the previous year, while total means of payment increased by 34.9% in annual terms, close to the ceiling of the Central Bank’s Monetary Program targets.

Starting around mid-August, interest rates, which had been relatively stable during the first months of 2011, started to rise as a consequence of lower growth in deposits compared to loans and the effect of a stronger portfolio dollarization. The Badlar interest rate, which averaged between 11% and 12% from January to mid-July, increased rapidly to an average of 19.9% in November.  The BCRA became a net seller of foreign currency in the exchange market for a total of U.S.$5,408 million between July 15 and November 15. During the last 45 days of the year, however, tensions in the exchange market fell due to tax controls on foreign currency purchases which were established at the end of October, new rules to settle mining and oil sector exports (which had previously been partially exempt from settling in Argentina) and regulations requiring insurance companies to repatriate investments abroad.  After November 16, 2011 the BCRA once again became a net foreign exchange purchaser, buying a total of U.S.$2,913 million until the end of the year.

As a consequence of these trends and the fact that Treasury continued to use international reserves to settle dollar-denominated public debt amortizations through the “Debt Relief Fund” (Fondo de Desendeudamiento) created in 2010, BCRA’s international reserves decreased to U.S.$46,276 million at the end of 2011, U.S.$5,914 million less than at the end of 2010.

Private sector peso deposits increased 28.5% in annual terms in 2011, while dollar-denominated deposits only increased 4.4% after episodes of strong volatility at the end of the year due the foreign currency controls. Public sector peso deposits increased 30.2% during the same period.

Total private sector loans continued to grow substantially during 2011, outperforming the already strong rates recorded in 2010, reflecting increased economic activity, dynamic private consumption and low interest rates. Credit to the private sector rose by 48.3% in annual terms to more than Ps.282 billion at the end of 2011, versus a 36.8% increase in 2010. Growth was driven by consumer loans and corporate loans (which increased 52.7% and 48.1%, respectively, in annual terms), while mortgage loans only increased 33.3% for the same period.

HISTORY AND DEVELOPMENT OF THE COMPANY

BBVA Francés, an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. We have our registered office in Argentina, Reconquista 199, C1003ABB, Buenos Aires, telephone number 54-11-4346-4000. Our agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

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

On August 11, 1997, we acquired 71.75% of the capital stock of Banco de Crédito Argentino S.A. (“Banco de Crédito”). We completed this merger of the two banks by final registration with the Public Registry of Commerce on March 5, 1998. To effect the merger, BBVA Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase.

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

On March 29, 2000, our affiliate Rombo Compañía Financiera S.A. (“Rombo”) was registered with the Public Registry of Commerce. On April 24, 2000, the Central Bank by Communication “B” 6684 authorized Rombo to conduct business as a financial company.

On October 17, 2000, as part of BBVA group’s ( the “Group”) business reorganization plan, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Banco Uruguay (“BBVA Uruguay”).

In November 2001, Credilogros Compañía Financiera S.A. (“Credilogros”) and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”). On February 21, 2002, the Central Bank by Communication “B” 7194 authorized PSA Finance to begin its activities as a financial company. On June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution No. 37. On October 31, 2003, subject to the approval of the Central Bank, we acquired 50% of the shares of PSA Finance from Credilogros. On December 16, 2004, the Central Bank issued Resolution No. 371, approving the transfer of 50% of PSA Finance capital stock from Credilogros to us.

On June 28, 2006, we sold our entire interest in Credilogros to Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A.

On February 4, 2010, we acquired all 131 shares of Atuel Fideicomisos S.A. from Inversora Otar S.A. becoming its sole shareholder. On February 11, 2010, we sold our 5% interest in BBVA Francés Asset Administradora de Inversiones S.A. to BBVA Francés Valores Sociedad de Bolsa S.A. for Ps.1,681,678.

On March 15, 2010 the Board of Directors of BBVA Francés and Atuel Fideicomisos S.A. approved the merger of the two companies, process that was completed after approval by the corresponding Shareholders Meetings dated April 30, 2010 and by final registration with the Public Registry of Commerce on October 22, 2010, under Number 19,916 Book 51 of Corporations.

On March 31, 2011, BBVA Francés and BBVA, the shareholders of Consolidar Compañía de Seguros de Retiro S.A. (“Consolidar Retiro”) entered into a Stock Purchase Agreement with Orígenes Compañía de Seguros de Retiro S.A. and other entities whereby both shareholders sold all their shares in Consolidar Retiro. The total price of this transaction was Ps.386.2 million, 66.21% of which belong to BBVA Francés because of its percentage of participation in Consolidar Retiro. This transaction was subject to the prior approval of Argentine Insurance Bureau, which was obtained on May 13, 2011 through decision number 114,219. The transfer of shares was completed on June 10, 2011.

On September 14, 2011, the merger of BBVA Francés with Consolidar Comercializadora S.A. was registered with the Public Registry of Commerce. As a result of the merger BBVA Francés increased its capital in 516,544 ordinary shares issued to the existing shareholders of Consolidar Comercializadora.

On October 6, 2011 a stock purchase agreement, for the total amount of shares of Consolidar Aseguradora de Riesgos del Trabajo S.A. (“Consolidar ART”) was executed between BBVA Francés and BBVA, on the one hand, acting as selling shareholders; and Galeno Argentina S.A., on the other hand, in its capacity as buyer.

The price of the transaction was U.S.$62,857,775, of which 12.5% was paid to BBVA Francés and 87,5% to BBVA. This transaction was also subject to the prior approval of the Argentine Insurance Bureau, authorization that was issued on February 6, 2012. The transfer of the shares was completed on March 6, 2012.

On February 9, 2012 the Board of Directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies. On March 26, 2012, the Shareholders Meetings of both companies approved the merger, which is still subject to the prior approval of Central Bank, the Argentine Securities and Commission and the Buenos Aires Stock Exchange.

BUSINESS OVERVIEW

BBVA Francés ended its fiscal year 2011 with Ps.39.0 billion in total assets, a total of Ps.29.2 billion in deposits, on a consolidated basis, and a market capitalization of Ps.4.3 billion. It is the third largest private bank in terms of deposits in the Argentine financial system according to statistics published by the Central Bank (Information of Financial Institutions, as of November 2011).

The Bank was one of the first companies listed on the Buenos Aires Stock Exchange, quoting since 1888. Its shares have been listed on the New York Stock Exchange since 1993 and on the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999.

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

During 2011, the Argentine economy showed an important growth mainly due to an increase in consumption and in investment. During the year, BBVA Francés increased its loan portfolio to the private sector by 45.4%. Credit card, personal loans and car loans in the retail segment, along with discounted notes, loans to finance foreign trade operations and leasing in the middle market segment encouraged such growth, helping to maintain its private loans market share of 7.1%. In terms of liabilities, private sector deposits increased 29.2% during the year, reaching a market share of 8.6% (20bp greater than previous year). Sight deposit and time deposit balances were up during the year.

As part of its business, BBVA Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. At the end of December 2011, the Bank had a 6.7% market share in the mutual fund portfolio management industry in Argentina through BBVA Francés Asset Management S.A (“Mutual Investment Funds Manager”), the fourth among the capital managing companies.

Furthermore, the Bank has traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the Argentine Crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions.

The following table presents financial information of our principal business segments for the year ended December 31, 2011.

	As of December 31, 2011
	Continued operations			Discontinued operations (4)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Francés (3)	PSA Finance S.A.	Total

Total assets	37,640,829	1,329,244	38,970,073	35,572	39,005,645
Total income (1)	5,490,883	281,958	5,772,841	328,192	6,101,033
Total expenses (2)	(4,691,836)	(140,889)	(4,832,725)	(254,269)	(5,086,994)
(Loss)/Gain on minority interest in subsidiaries	24,691	(17,908)	6,783	(15,245)	(8,462)
Total net income	823,738	123,161	946,899	58,678	1,005,577
(1)	Includes financial income, service charge income and other income.
(2)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and tax on minimum presumed income.
(3)	Includes BBVA Francés Asset Management S.A. and BBVA Francés Valores Sociedad de Bolsa S.A.
(4)	See Notes 1.5. and 15. to the Consolidated Financial Statements.

The branch system operates as a distribution network for all the products and services that we offer to our customers. The Bank has a large network of branches throughout Argentina: there are 268 branches, 240 of which are retail branches and 28 are specialized in small and medium enterprises. Corporate banking included 7 business units grouped by industry. BBVA Francés also has 13 branches at company and three points of sale complemented by other distribution channels, such as 654 automatic teller machines (“ATMs”), a telephone banking service and an Internet banking service called Francés Net, as of December 2011. The Bank is a member of Banelco S.A., a corporation owned by seven partner banks, and that includes 16 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”).

BBVA Francés – Background

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

In 2009, we had an efficient management of assets and liabilities, which offset the lower volume of transactions. During 2010 and 2011, the Argentine economy showed a great expansion, mainly due to higher consumer spending. Within this context, BBVA Francés, always keeping focused on customers, has consolidated its leadership position in the Argentine financial system.

In 2011 the Bank returned to the capital markets, successfully placing the first issuance of Corporte Bonds under its U.S.$500 million global program, aimed at funding business growth. The total amount issued exceeded Ps.185 million. In January 2012, the second issuance took place; also registering high demand, showing the investor support and allowing the Bank to increase the offering amount from Ps.125 million to Ps.150 million; ending in Ps.148.9 million. The market’s response demonstrates the confidence that BBVA Francés enjoys, together with the expectations for growth and development anticipated for the Bank.

Banking and Financial Services

The Bank is focused on the brokering business, mainly in the private sector. The loan portfolio in this sector totalized Ps.22.1 billion. We increased our private portfolio by 45.4% compared to 2010; mainly due to more personal loans, credit cards and car loans in the retail sector which increased by 48%, while in the small and medium size companies sector the products that lead the expansion were discounted notes, loans to finance foreign trade operations and leasing. The private loan market share reached a 7.1% level at the end of the year. In terms of liabilities, we have been working on the optimization of the funds structure, mainly attracting retailer and transactional funds. Demand deposits as of December 31, 2011 represent 58.7% of private sector deposits. At the end of 2011, deposits were Ps.29.2 billion, 29.8% more than last year. These figures increased mainly as a result of current accounts, up 25.8% during the year; time deposits which are 41.3% of private sector deposits, increased 33.3% in the last 12 months. The share of private deposits was 8.6% at the end of the year.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2011		December 31, 2010		December 31, 2009
	(in thousands of pesos, except percentages)
Public Sector	46,027	0.20%	1,297,642	7.77%	1,400,243	11.92%
Corporate	6,378,971	27.88%	4,586,166	27.46%	3,708,460	31.56%
Middle market	5,676,856	24.82%	3,667,723	21.97%	1,999,448	17.01%
Retail	10,774,031	47.10%	7,148,321	42.80%	4,643,738	39.51%
Total	22,875,885	100.00%	16,699,852	100.00%	11,751,889	100.00%

	Deposits
	December 31, 2011		December 31, 2010		December 31, 2009
	(in thousands of pesos, except percentages)
Corporate	4,774,471	16.37%	2,807,584	12.50%	3,141,792	17.13%
Middle market	3,843,486	13.18%	2,753,632	12.26%	2,047,114	11.17%
Retail	20,547,747	70.45%	16,900,091	75.24%	13,145,939	71.70%
Total	29,165,704	100.00%	22,461,307	100.00%	18,334,845	100.00%

BBVA x 3 Growth Plan

Starting in 2010 the BBVA Group and the Bank have been working together towards a bold objective: to become the best universal bank in the world, a bank that would benefit its customers more than others and make their life much easier.

The BBVA x 3 Growth Plan (the “Plan”) recasts what needs to be done, and focuses in four areas:

▪	Customer relationship

▪	Distribution and relationship model

▪	Processes

▪	How things should be done

In 2011 we worked around this Plan, developing the vision of Customer Centric and Quality, exploring the management and relationship model and modernizing and expanding the features of the automatic means network and the electronic banking in order to achieve the goal of a more efficient organization. The work done during the year 2011 resulted in more business and profits for the Bank and all its business units.

Customer Centric and Quality

Customer Centric and Quality is one of the main pillars of the Plan that the Bank has been implementing during 2011, which is entirely in line with the BBVA Group objectives. For BBVA Francés, customers are the core of its business and therefore the Bank wants to be an organization that benefits customers, making their life easier and giving them the quality that they require. Through specific actions, the Bank seeks to improve the quality in all fronts, with the final purpose of improving its experience in every contact that customers have with the Bank.

The final purpose is to achieve a banking business with a different attitude: with the customer as the core of the action, acting swiftly and without complications, answering all the needs and inquiries during the first contact and being creative.

With this aim, BBVA Francés launched the Customer Experience Improvement Plan searching for:

▪	A better understanding of customers

▪	Improving the processes with high impact on quality perception

▪	Fostering a culture with customer service in mind

▪	Defining a governance model and a quality measurement methodology

In order to meet this target, BBVA Francés worked throughout the year on the following action plans:

▪
Implementation of a new Service and Claim Resolution model - First Contact Resolution (FCR): A pilot test was launched at Francés Net which has an impact on 33% of customer complaints (promotions, errors in payments and credit balances). As a result of the authority that operators now have to handle these kinds of complaints it was possible to reduce the lead time from an average of 12 days to less than 24 hours.

▪	Reply Protocol: The Bank started a process to standardize responses to customers by using FCR adapted scripts for all e-mail and telephone inquiries.

▪	New quality measuring format: General customer satisfaction surveys were replaced by Net Promoter Score (NPS), related to customer experience and optimizing our understanding of customer needs.

▪
Better information regarding complaints and claims: With an updated version of regular reports issued by the Quality and Service Committee, the Bank managed to detect variances and ensure the required streamlining in circuits and processes.

Initiatives were also implemented to expedite Customer Service at all branches, such as:

▪	New installations or upgrades of equipment at the branches

▪	Better telephone answering techniques at the branches: A new telephone answering model was implemented for all branches.

▪	Communications Plan: The aim is to communicate the information to customers efficiently, especially through automatic devices.

In the same way, improvements were also implemented in connection with the use of credit cards:

▪	Availability of credit card statements: Customers may have access to their credit card statements in PDF format through Francés Net.

▪	Better product promotions circuit: The Bank is working on a system that will improve the administration of this system.

During 2012, BBVA Francés will continue working to improve communication with its customers, with the best offers in terms of products and services in a simple and clear language.

Management and Relationship Model

The Bank continued working throughout the year on the consolidation of its Management and Relationship Model, acquiring more knowledge about its customers, strengthening alternative communication channels and modernizing the branch network. We continued working on the “Customer Vision” in each one of the Relationship Model stages: customer attraction, sales, loyalty and retention, in order to get closer to the purpose of the model where the customer is the core of the business.

The following action lines were implemented during 2011 by BBVA Francés:

▪
New customer portfolio segmentation, with new and different parameters, achieving a better understanding of the different customer segments, improving in the early detection process, with a better management of every new customer from the early stages.

▪	Referral of the management and attention of the different customers to the most appropriate channel.

▪	Definition and implementation of first pilot test of the Small and Medium Business’ (“SMB”) Business Model Service, monitoring the progress with the aim of installing it in all of Argentina in 2012.

▪	As a customer loyalty strategy, the Bank also emphasized customer post-sales service, with the aim of achieving the expected competitive advantage.

-
Different actions were implemented in order for customers to become aware of most efficient and flexible ways to operate with the Bank. We continued with the referrals to automatic channels, with the inclusion of facilitators in the offices with a large number of transactions in order to train customers in self-service devices, we renewed existing ATMs and included new functions.

-
Concurrently, we addressed productivity and efficiency in all channels.  The Solutions Center continued developing new solutions and cooperated in a significant manner to reduce deadlines to attend inquires through the network. The centralized complaints model was consolidated, offering a standardized service model for all customers.

▪
The implementation of a Consistent Business Model ended in December 2011 at all retail offices. With this methodology we want to standardize a structured management level at all the offices, making it global and efficient, with simple processes that allow the business activities and the detection of business opportunities. This project, coupled with changes in the incentive use of new management tools and their implementation led to increased productivity and network efficiency.

BBVA Francés continued remodeling and redesigning branches this year: there are already 125 remodeled branch offices, 8 being updated at this time and 16 are scheduled for renovation. Moreover, in April 2011 we launched the new brand image of “BBVA Francés”.

Area Management

-	Corporate

In 2011 we finalized the merger of Markets and Corporate Banking areas of the Bank, creating the Corporate & Investment Banking area. This reorganization seeks to give a global view to the business, coordinating it with a specialized approach for every kind of product, a general Bank view of the customer in order to offer cross-selling and better service quality.  This model gives priority to the analysis and the Bank’s relationship with main business groups from the world and Argentina, ensuring a strategic plan for every customer in order to improve the relationship and adapt services to customer needs. This plan also seeks to make a better use of the Group's franchises in the region, with cross-building of teams and new business prospects.

-	Middle Market

Middle market management has consolidated a highly professional structure during 2011, based on the idea of being closer to the customer and offering customized advisory assistance, which are two of its main pillars. Customized service was offered to more than 16,000 customers in 190 branches in Argentina (28 of these branches have middle market service on an exclusive basis).

The organization of new regional departments and the consolidation of customized service to the middle market in the network, with bank officers who are specialized in foreign trade, agribusiness and transactional services, have made it possible to offer expert advisory services in major financial centers of Argentina. BBVA Francés continues to expand its comprehensive customer relationship.

-	Small and Medium Business (SMB)

After carefully analyzing the geographic distribution of more than 30,000 customers and the potential business opportunities, BBVA Francés approved a Distribution and Investment Plan for this market area. The strategy behind was to expand e-customer service to different customer groups.

We identified the first cluster of 45 branches with a team that includes SMB officers to be exclusively dedicated to cover the customer’s needs within this segment. These teams of officers attended special training to develop comprehensive solutions for customers based on a global business viewpoint, based on the relationship banking model. BBVA Francés has built the basis for the growth of this customer segment, which represents 12.5% of retail banking’s results..

-	VIP Banking

Currently, BBVA Francés VIP provide specialized services to 94,200 customers.  This is a strategic area that has suffered a tremendous development this year and where we continue to work in order to offer even more value in the future.

In 2011 the Bank made an effort to expand its management model.  This included the conclusion of the training program that started in 2010, and that resulted training of all of the 250 VIP officers in Argentina and a correspondent increase in customer service quality. We also included a new telephone service model which now has a dedicated team of operators for Francés VIP. These operators were specially trained to handle VIP customer inquiries.

As far as communications are concerned, investment increased on social events, with well-known artists and personalities in the fashion and sports world and in the gourmet business were present and to which VIP customers were also invited. These events were advertised in the media.

In November 2011 we launched MasterCard Platinum, a credit card with which BBVA Francés expanded its offer of exclusive high level credit cards and that complements MasterCard Black and Visa Platinum.

Core Management – 2011

-	Consumer Financing

BBVA Francés experimented a significant increase in consumer financing transactions, in line with the strong acceleration in personal loans to the private sector of the financial system.

In relation to consumer loans, the planned objective was to “be the chosen bank” by individuals at the time they make their decision to take on a debt. This was achieved through an excellent offer that combined targeted actions, quick loan approvals, attractive amounts, good rates and terms, and direct communication with customers that highlighted the essential attributes of each product.

In April 2011, we started a campaign called “Simplified Loans” which announced this product in an attractive and new way on TV, radio, newspapers and magazines. We also used direct marketing, newsletters, emails and Francés Go to announce this new product and created a new site where customers and prospective customers could register and apply for a personal loan in a simple way. The key element of the strategy was to conduct preliminary customer assessments in order to have offers approved and readily available that would make it possible for customers to apply for a loan at any time through any available channel: Francés Net, Telemarketing, Banelco network, ATM’s and the branches.

It should also be noted the work carried out in car loans. The Bank continues to have a strong position in this line of business with an excellent offer through a network of authorized car dealers. This also includes car financing through financial companies organized with Renault and Peugeot. With the purpose of taking advantage of the large growth in the Argentine automobile market, the Bank launched its “Auto Acelerar X 3” plan which obtained excellent results. We achieved a three-fold increase in regular monthly billing, increasing from Ps. 16 million at the beginning of the year to Ps. 45 million at the end of the year.

Means of Payment sharpened its expansion strategy in 2011, cross-selling all Bank products, offering more benefits and actions both for credit products and debit and pre-payment cards. The inclusion of new benefits, coupled with large and varied discount offers and interest free installments, allowed the Bank to increase the size of its credit card financing portfolio. Customers could take advantage of discounts offered in more than 2,000 stores across Argentina. In 2011, benefit regionalization was a key element, to be present in the interior of the country with exclusive benefits for that particular area so that customers would take advantage of local offers more identified with their particular buying habits. We will continue working on this strategy in 2012.

In order to have higher value products, we doubled our efforts around two actions: “upgrading” credit limits for debit and credit cards, and “upgrading” products to enable our customers to enjoy a product with added value on the basis of their buying habits.

We also reinforced direct and targeted communications, clearly announcing the benefits in every location and ensuring that customers received a clear message from the Bank.

We also continued with our seasonal campaigns, both regarding discounts and benefits. There were traditional “Discount Days” at the Unicenter shopping mall and also at other malls during the winter season, including the Cerro Catedral and other events, and benefits at the beach resorts during the summer. The aim of this strategy is to enhance the customer’s relationship with the Bank through more transactions, generating a greater use all the means of payment offered by us and reducing the use of cash.

During the first quarter of the year, we increased the existing family of credit cards by launching the “Xeneize” Card (an alliance with the Boca Juniors soccer club) which was successfully distributed by all of our channels. Among other benefits offered by this card, in April 2011 all customers participated in a raffle of tickets for a soccer match “Boca Juniors vs. River Plate”, which was held at the Boca Juniors stadium (La Bombonera).

In 2011 there were changes in our business agreement with MasterCard, and the Bank became a Major Member (previously Affiliate Member), which places us in a better positon for business transactions with Mastercard Worldwide.

With the aim of being closer and more helpful to our customers we started a new credit card sales circuit called “Virtual Card”. The card is processed directly at the point of sale that offers this promotion including shopping malls or stores and the customer's application is processed and approved on line with the possibility of starting using it inmediately. A plastic card is subsequently produced and delivered to the customer’s residence.

-	Managed Resources

BBVA Francés continued offering different investment alternatives, with customized advisory service, by providing a large variety of possibilities to high-net worth customers that seek alternative investment instruments to diversify their portfolios:

▪
Variable Interest Rate Deposits (Depósitos a Interés Variable - Diva I): This investment product was launched in June 2011. It had three return possibilities: Soy (Chicago), Gold (London) and S&P Index (New York) with the principal being guaranteed and up to 15% of appreciation. This investment alternative enabled customers to diversify their portfolios and obtain profits related to the performance of the chosen asset’s price. A total of Ps. 55 million were placed at 180 days.

▪
In August and September 2011 we re-launched two mutual investment funds for high-net worth customers who previously had no investments at the Bank. The advertising included technical information about both mutual funds: FBA Saving Pesos (FBA Ahorro Pesos) and FBA Total. All these transactions were handled by BBVA Francés Asset Management S.A.

▪
In September and October 2011 we launched a LAN Certificate of Deposit (Plazo Fijo LAN) campaign, through which instead of actual interest, customers received LANPASS miles to use with LAN Argentina S.A. (“LAN”).  This product has two important characteristics: customers get credit in miles when they open their Certificate of Deposit (customers get paid in advance) and they also get a 45% discount rate in comparison with market prices.

▪
Variable Interest Deposits (Depósitos a Interés Variable - Diva II): This product was launched in mid-December with three yield possibilities: Soy (Chicago), Gold (London) and S&P Index (New York), with the principal being guaranteed and a minimum interest of 10% and a maximum interest of 15%. A total of Ps. 29 million were placed at 180 days.

-	Payroll Administration

Throughout 2011 and in line with the aggressive corporate expansion plan, we reviewed our Payroll Services offered to customers. We organized new teams with business officers especially dedicated to Payroll Services that report to Middle Market. The purpose of this change is to achieve a closer relationship between the banking officer and the commercial area.  The Bank geared the work in two directions. The first one was focused on agreements with a small number of members, offering assets with differentiated prices to the employers that would prompt them to include more employees in this service, and, on the other hand, offering incentives for individuals that select BBVA Francés as their main bank. The second line of action is a pilot test focused on those companies that have no Payroll Service Plan with the Bank and that are clearly the kind of prospect that BBVA Francés wants to include among its regular customers.

Payroll Services agreements with employers continued to be the main focus of placement of active products, especially personal loans, giving us a better profile in risk quality for new transactions.

In 2011 more efforts were made in cross-selling with existing customers, offering them a wide variety of products in accordance with each customer’s needs.

-	Related Products

In 2011 we consolidated insurance sales in all channels. The Bank continued segmenting its offer to all customers in order to adapt insurance coverage to actual needs. Sales increased by 13.4% as compared to 2010, through BBVA Consolidar Seguros products.

We would like to highlight the most significant progress achieved during this year:

▪	Advertising to attract new customers and a strong cross-selling driven through Televentas (Telephone Sales).

▪	More average premiums sold that subsequently triggered higher commission levels.

▪	Sharp increase in personal accident insurance portfolio. We also offered the possibility of purchasing theft insurance policies directly through ATMs with excellent results.

▪	Ongoing process to update insured amounts by upgrading existing insurance policies.

▪	Launching of new Premier home insurance, with a wider and better coverage.

▪	Launching of new Protected Bag (Bolso Protegido) insurance.

-	Alternative Channels

Electronic Banking, in all of its available modalities, has consolidated as the essential tool through which we continue to advance towards the implementation of the New Business Model.

Automatic media is a key element in the Transaction Migration Plan, together with advertising and training materials. Customers were aided at the branches to help them in this process of change. In 2011, over 75% of transactions that used to be performed with bank tellers were referred to other channels (QDBs and ATMs).

We continued with the plan to update our automatic cash machines and exclusive ATMs, with more devices available for customers. At self-service transaction terminals, BBVA Francés implemented an optimization of available transactions, giving preference to deposits and payments, and making it easier to access these operations without any need for customer identification. Furthermore, we also continued working in redesigning channels, making them more modern and more intuitive and easy browsing in order to achieve a higher use of transaction terminals. The Bank has transaction terminals at all of our branches which serve as support for tellers.

In 2012, BBVA Francés will continue to work on its referral plan to self-service terminals, adding new technology and new functions with the purpose of offering customers the best service.

Regarding the Bank’s web page, the following changes were made in 2011:

▪
New web link for the settlement of previously approved personal loans. There was a very good acceptance by customers of personal loans transacted through automatic channels. Loan for more than Ps.13 million were granted through Francés Net.

▪	Immediate transfer of funds in Argentine Pesos and US Dollars to other banks.

▪	Inclusion of insurance policies in the customers’ overall financial situation.

▪	New communication spot in a promotional banner.

▪	Easier access to credit card statements and increase in credit limits.

▪	New security features for transaction validations with “SMS Password”.

This channel continued expanding during 2011 with the following results:

▪	More than Ps. 11,000 million in operations.

▪	550,000 active customers; 22% more than the previous year.

▪	180 million transactions; 29% more in volume.

BBVA Francés web page had 60 million visitors in 2011, an average of 5 million per month and continues expanding.

There was an average of 7.5 million calls to Francés Net and 9.3 million transactions were closed through this telephone channel. A total of Ps. 4 million in personal loans were transacted through this channel.

Francés Go, which was launched during the year 2010, continued improving. Currently, it allows the customers of the Bank to make transactions directly from their mobile phones. These transactions include: obtaining balance information of all accounts; delivery of utility and services maturity dates; accreditating details; checking debits and rejections; swift payment of utilities and transfers to third parties (all of the above using text messages). Moreover, depending on to the activation that the customer has made, the system will send text messages with alerts about:

▪	Promotions by types of products and geographical areas

▪	Maturity dates of credit cards, loans and certificates of deposit

▪	Rejected checks – customer’s own or third party’s checks

▪	Debited checks

▪	Delivered check books

▪	Delivered credit cards

▪	Balance of accounts requested by customer

In reply to an alert received from the Bank, customers may order direct payments from their mobile phones and verify the respective receipts on Francés Net.

Business Trends by Area

-	Retail

By the end of 2011, Retail Banking transacted more than Ps.29,222 million, including investment funds. During this year, credit investment, which grew substantially (49.3%), showed a total of Ps. 9,309 million, while customers’ resources increased 19.3%, reaching Ps. 19,913 million of total business volume. The growth of the total transacted resources volume was 20.1%, reaching Ps. 19,511 million, fostering a large growth in peso balances, with a 24.7% annual increase, followed by the U.S. Dollar portfolio, which grew 6.9%. Demand deposits grew 22.1% on annual basis, while time deposits increased 17.0%.

Retail Segment enhanced its business model with a clear strategic vision to develop its present customer portfolio by offering a customized post-sales service through the corresponding channel, in accordance with the service requested. This strategy was based on the following pillars:

▪	Full cross-selling for customers. The continuous mass evaluation of the portfolio permitted the customers to have more assistance in credit products.

▪
Credit card support. The best benefits were offered to the customers, coming from the tow most significant strategic alliances: Time for fun (“T4F”) and LANPASS. Also during the year 2011, new connected groups were launched: Boca and Peugeot.

Thanks to the agreement with T4F, customers can enjoy first level international and domestic events and shows sponsored by the Bank in Argentina. Customers purchasing their tickets with BBVA Francés credit or debit cards have the privilege of advance ticket sales with major discounts. The Bank is an exclusive sponsor from the financial sector, and, therefore, leader in financial services and payment of tickets for the most important entertainment events organized in Argentina. This alliance benefits customers who were able to see U2, Ringo Starr and Aerosmith, among others.

After the strategic alliance with LAN, Bank customers with a particular credit card, got LANPASS miles which may be exchanged to fly to more than 700 destinations in Argentina and around the world with LAN, Oneworld alliance and several associated airlines. Customers may also participate in exclusive promotions, for example:

▪	“Solo por Hoy” (Today Only): Offer to exchange miles with preferential terms, with up to 30% discounts and exclusive advance sales for customers on a specific day.

▪	Mastercard Promotion: Until December 31, 2011 all purchases with our MasterCard LANPASS credit card gave right to 20% more LANPASS miles.

▪
“Revuelo LANPASS” (LANPASS Flights): All BBVA Francés credit card customers had up to 30% discount when purchasing their flights to a specific destination (in exchange for miles) between August 3 and 10, 2011.

Aggressive discounts and promotions continued, such as home appliances, technology, clothing and meals at restaurants, among others, to cover all areas where the customer needs us to be.

-	Middle Market

Despite a constantly expanding Argentine economy, the international financial crisis context reflected on this area and generated small turbulences in interest rates during the last quarter of the year.  Banks managed to overcome this situation, with an important increase in volumes and spreads.

Middle Market Segment obtained good results during 2011 keeping a larger active portfolio and assisting companies with short and long term financing needs. With a record production of cars and trucks, excellent agribusiness results and competitive raw material prices, coupled with a strong domestic demand and an installed capacity use at maximum historical figures, there was a 60% increase in loans granted by the end of the year, exceeding Ps. 7 billion. Leasing increased by 84% and Foreign Trade by 67%, the highest numbers ever obtained, which made it possible to increase the average term of this portfolio from 193 days to a maximum of 230 days.

The study and monitoring of customers, together with a wise strategic plan and a well-defined individualized incentive model made it possible for the Middle Market Segment to improve the relation with its customers, gaining 50 basic points of market share.

This excellent portfolio growth had no impact on delinquency accounts which continued in a downward trend throughout the year, ending at 0.15%.

Deposits increased by 55%, even more than during the previous year. Mutual Investment Funds went up 69%, at Ps. 328 million, which represents 7% of managed resources. The driving engine for this growth in liabilities was the creation of a new branch and development area, both specialized in institutions, which produced an increase of Ps. 600 million.

The total collected fees increased thanks to Foreign Trade transactions: over Ps. 181.9 million, which meant a 37% increase 2011.

The year 2012 brings new challenges and extremely competitive scenarios. Middle Market Segment has an adequate organization structure to deal with it, as well as highly trained resources and an offer of products and services that cover all the needs of this segment customer.

The Bank will start using a new tool in 2012:  Quotation (“el Cotizador”). This tool will assist in a quick, simple and efficient quotation of all active products for any customer.

We will continue with a customized approach, bearing in mind the particular industry area of each customer.  The goal is to offer all the products that a customer needs and to obtain higher income for Middle Market Segment, with higher interest and commission income.

-	Corporate & Investment Banking

Corporate & Investment Banking (“C&IB”) has increased its business volume with an excellent risk management that enabled it to continue having the best market share in this segment. At the end of the year, the asset portfolio managed by Corporate & Investment Banking showed more than a 50% increase, whereas liabilities improved more than 11% and transactional balances continued to be high, resulting in a sharp overall increase of the business.

Like in priors years, the development of activity within this section in 2011 had to face a very competitive market and high volatility but with positive results in most customers during the first three quarters of the year and more restricted in last quarter. For this reason, the management developed a strategy offering excellent business alternatives adapted to the new market context, in coordination with the other Bank areas and global teams.

Volumes remained stable as far as foreign trade is concerned, all in accordance with foreign trade balance projections for the year.

There was a favorable growth in Aggregate Fees during 2011 as a consequence of an increased number of transactional services. In February 2011, we launched a new service of payment to suppliers with the expectation of adding new functions in order to offer a competitive product as required by customers. Another task completed during the year was the migration of all customers to Francés Net Cash, which merges electronic banking for companies in a single platform, offering better technical solutions to our customers.

Summarizing, during this year we continued to be leaders in market share of private sector loans, maintain the customer resources and increasing the volume of transaction with companies; all of which shows coordinated efforts between C&IB, the local bank, global management and the companies.

In 2011, Value Added business results – previously Investment Banking – were the highest for the last four years. Pure fees increased by almost 50% as compared with the prior year, with a wide and complete portfolio of products (syndicated and bilateral bank debts, U.S. Dollar financing plans for exporters and mergers and acquisitions on the local capitals market.) As of 31 December we closed 73 underwritings deals of corporate notes for a total of Ps.4,675 million. Major syndicated and structured loans were also granted.

Trusts showed the same level of activity than in earlier years. Whereas mergers and acquisitions (“M&A”) activity in Argentina had similar levels than the prior year, it showed fewer operations as compared with the total business transactions, because during 2010 two major transactions occurred. BBVA Francés was very active in advisory services for financial transactions related to M&A. The Bank was a key figure on the Securities Market, it participated in sales of blocks of shares made on the Buenos Aires Stock Exchange.

It was the leading underwriting bank in two major issuances of corporates notes for an amount of Ps.485 million. The Bank also continued to be committed in the capital market development with underwritings consortiums to gain the participation of additional  new investors.

Asset Management

Asset Management, an area in charge of the administration of third-party resources, renewed its commitment to manage customized portfolios, and offered an exclusive service to high-profile institutions and individuals looking for a professional and efficient approach in asset management, customized to their particular needs and investment profile. Next year we will continue designing new alternatives, taking account the customers needs.

The Extraordinary Shareholders’ Meeting held on May 19, 2011 approved, and amendment to Section I of the company’s Bylaws, a change in denomination. The company is now called BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión rather than the old name Francés Administradora de Inversiones S.A. The new denomination was filed with the Corporate Records Office on August 3, 2011.

Mutual Funds

The wealth managed by the mutual funds industry in Argentina increased in 2011. According to preliminary information from the Argentine Mutual Investment Funds Chamber (Cámara Argentina de Fondos Comunes de Inversión - CAFCI), the year ended with Ps.29.27 billion of managed wealth, Ps.8.67 billion greater than the figures at the end of  2010 (42.1%).

At the end of 2010, total capital in mutual investment funds authorized to operate in Argentina was Ps.20.60 billion; Ps.1.6 billion are managed by the Company. As of December 31, 2011 total managed assets were Ps.1.97 billion, 20.7% more than last year.  At the end of the year, the market share of the Company in the Mutual Investment Funds Market was 6.7%, the fourth among managing companies.

Among the fixed terms funds, FBA Renta Pesos ended the year with Ps.1.2 billion of equity, with an increase Ps.287.4 million (30.1% when compared to the previous year). On the other hand, Market funds increased 7.4% during the year. These funds ended the year with a total managed capital of Ps.725.0 million and a market share of 4.2%.

We should point out the increase in fees generated (38.2%) which reached Ps.18.5 million. This was favored by the volume of average balances held throughout the year. Furthermore, the fees continued to come from a fund structure similar to last year.

As of December 31, 2011, our mutual funds had the following equities:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales	56,616
FBA Total	16,017
FBA Renta	17,435
FBA Renta Pesos	1,228,914
FBA Renta Dólares	4,613
FBA Bonos Latinoamericanos	12,977
FBA Calificado	72,591
FBA International	645
FBA Ahorro Dólares	11,671
FBA Renta Fija	18,566
FBA Ahorro Pesos	422,678
FBA Renta Premium	10,056
FBA Europa	2,926
FBA Horizonte	35,230
FBA EE.UU.	7,501
FBA Renta Corto Plazo	443
FBA Acciones Latinoamericanas	19,948
FBA Bonos Argentina	4,922
FBA Brasil	25,998
FBA México	62
FBA Commodities	58
FBA Acciones Argentinas	260
FBA Bonos Globales	79
Total	1,970,206
Source: Cámara Argentina de Fondos Comunes de Inversión (“CAFCI”)

Portfolio Management

During the 2011 fiscal year, we continued our commitment to customize portfolio management, an exclusive service for companies and high-income individuals, by providing professional and efficient investment management, tailored to each customer’s particular needs and investor profile.

As it happened during last year, the Company will be paying special attention to the pace of the international economic and financial crisis, the performance of the dollar versus other currencies and the changes in prices of crude oil and other commodities. As for the local market, monitoring will be centered on production levels, inflation and public spending.

For 2012 we expect a local context where Mutual Investment Funds will become an efficient alternative for different kinds of investments, maintaining excellent levels of growth. This is the purpose of the work undertaken by the Company during the year and what motivates us to continue working along these lines in order to widen the product line and contribute to our shareholders with a better wealth management.

Insurance

We provide advisory services to our customers in the selection of the adequate coverage of risks related to life, personal accidents as well as home and ATM robbery insurance, within a range of products offered by certain insurance companies.

Additionally, as part of our overall business, we have equity investment in some insurance companies, including 12.22% of the capital stock of BBVA Consolidar Seguros S.A., BBVA holds the remaining shares of these companies.

International Operations

Since the Argentine Crisis began at the end of 2001, access to international markets for Argentine companies has been quite limited. Notwithstanding this constraint, we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Furthermore, in March 2007, we paid the outstanding Class 15 Floating Rate Notes due 2008, for an amount of Ps.121.5 million dollars. With this last payment we concluded the restructuring process of our foreign debt derived from the Argentine Crisis.

Cost Controls and Efficiency Improvements

The increase in administrative expenses above inflation is mainly related to a higher activity level together with higher payroll and advertising expenses in connection with a more aggressive advertising campaign.

The following table shows the revenue derived from the business areas described above for the fiscal years ended December 31, 2011, 2010 and 2009:

	As of December 31, 2011
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Francés.(4)	PSA Finance S.A.	Total

Total assets	37,640,829	1,329,244	38,970,073	35,572	39,005,645
Financial income	3,412,422	152,608	3,565,030	249,655	3,814,685
Service charge income and other income	2,078,461	129,350	2,207,811	78,537	2,286,348
Total income (1)	5,490,883	281,958	5,772,841	328,192	6,101,033
Financial expenses	(1,300,279)	(55,419)	(1,355,698)	10,295	(1,345,403)
Allowances for doubtful loans	(122,066)	(10,597)	(132,663)	—	(132,663)
Operating expenses	(2,263,288)	(16,212)	(2,279,500)	(63,700)	(2,343,200)
Other expenses (2)	(1,006,203)	(58,661)	(1,064,864)	(200,864)	(1,265,728)
Total expenses (3)	(4,691,836)	(140,889)	(4,832,725)	(254,269)	(5,086,994)
(Loss)/Gain on minority interest in subsidiaries	24,691	(17,908)	6,783	(15,245)	(8,462)
Total net income	823,738	123,161	946,899	58,678	1,005,577
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15. to the Consolidated Financial Statements.

	As of December 31, 2010
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Francés (4)	PSA Finance S.A.	Total

Total assets	28,445,498	751,810	29,197,308	3,382,938	32,580,246
Financial income	3,211,487	86,772	3,298,259	544,412	3,842,671
Service charge income and other income	1,550,974	81,872	1,632,846	57,389	1,690,235
Total income (1)	4,762,461	168,644	4,931,105	601,801	5,532,906
Financial expenses	(800,182)	(14,491)	(814,673)	(3,150)	(817,823)
Allowances for doubtful loans	(172,452)	(6,901)	(179,353)	—	(179,353)
Operating expenses	(1,957,154)	(12,307)	(1,969,461)	(49,917)	(2,019,378)
Other expenses (2)	(750,674)	(37,133)	(787,807)	(499,210)	(1,287,017)
Total expenses (3)	(3,680,462)	(70,832)	(3,751,294)	(552,277)	(4,303,571)
(Loss)/Gain on minority interest in subsidiaries	(219)	(16,319)	(16,538)	(14,618)	(31,156)
Total net income	1,081,780	81,493	1,163,273	34,906	1,198,179
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and TOMPI.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15. to the Consolidated Financial Statements.

	As of December 31, 2009
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Francés (4)	PSA Finance S.A.	Total

Total assets	22,665,407	412,389	23,077,796	3,313,797	26,391,593
Financial income	2,964,761	74,709	3,039,470	520,733	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	(33,590)	1,456,344
Total income (1)	4,386,890	142,514	4,529,404	487,143	5,016,547
Financial expenses	(966,394)	(9,037)	(975,431)	(38,528)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(71,573)	(1,633,899)
Other expenses (2)	(946,385)	(25,039)	(971,424)	(417,947)	(1,389,371)
Total expenses (3)	(3,707,526)	(47,621)	(3,755,147)	(528,048)	(4,283,195)
(Loss)/Gain on minority interest in subsidiaries	46	(17,897)	(17,851)	2,961	(14,890)
Total net income / (loss)	679,410	76,996	756,406	(37,944)	718,462
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and TOMPI.
(4)	Includes: Atuel Fideicomisos S.A. and its subsidiary and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15. to the Consolidated Financial Statements.

ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2011, BBVA owned approximately 76% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria, Caja Postal and Banco Hipotecario, S.A., formerly a Spanish retail banking, asset management and insurance provider, into Banco Bilbao Vizcaya, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2011, BBVA, through its subsidiaries, has a presence in 10 Latin American countries, United States (including Puerto Rico), Mexico, China, several countries throughout Europe and Turquía.

BBVA is a global financial group, organized in five major business areas: (i) Spain and Portugal, (ii) Wholesale Banking and Assets Management, (iii) México, (iv) the United States (including Puerto Rico) and (v) South America.

The benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries of BBVA Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, BBVA Francés Valores Sociedad de Bolsa S.A.

Rombo Compañía Financiera S.A. (“Rombo”), grants loans in the retail market to finance the purchase of new and second-hand cars offered by the Renault dealership network. Rombo business increased significantly compared to the previous year thanks to more economic activity in the country, customer willingness to resort to financing and tailoring of the company's commercial policy. Risk and quality portfolio indicators remained at excellent levels. The repayment process strengthened and the limited decrease in the value of used vehicles made it possible to limit credit risks, even when the portfolio was growing at high speed. In 2011 we issued four series of corporate notes for a total of Ps.261.9 million under the Ps. 400 million program, which was increased to Ps.700 million in

May. These notes had a “raAA” rating from Fitch Ratings and “raAA-“ from Standard & Poor’s. Before tax results were Ps.70.4 million, compared to Ps.42.2 million last year.

PSA Finance, located in Buenos Aires, is a financial entity organized in 2001 whose original shareholders were Credilogros Compañia Financiera S.A. (50%) and Banque PSA Finance (50%), a company owned by the PSA French group. Its main line of business is financing with car loans the purchase of new and used vehicles (for customers referred by official dealers) of Peugeot and Citroën brands, leasing agreements for cars, and other financial products and services associated with the purchase, maintenance and insurance of vehicles. The customer portfolio increased from 33,540 agreements in 2010 to 50,488 in 2011, which means that the portfolio increased from Ps.751.3 million to Ps. 1,3 billion (77.1%). The Company ended the year 2011 with net results for financial trading of Ps.61.4 million, 22% more than last year.

The following chart reflects our subsidiaries as of December 31, 2011:

________________
(1) Undergoing liquidation proceedings.

The following information is related to our subsidiaries and affiliates as of December 31, 2011:

Subsidiary or Affiliates Company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (2) (3)
BBVA Francés Asset Management S.A.(1)	Argentina	95.00%	Mutual funds	48.5
BBVA Francés Valores Sociedad de Bolsa S.A. (1)	Argentina	94.97%	Stock exchange brokerage	13.6
Consolidar AFJP S.A. (undergoing liquidation proceedings) (1)	Argentina	53.89%	Fund administrators	20.3
PSA Finance Argentina Cía. Financiera S.A. (1)	Argentina	50.00%	Financial institution	143.9
Rombo Compañía Financiera S.A. (1)	Argentina	40.00%	Financial institution	136.8
Consolidar ART S.A. (1) (4)	Argentina	12.50%	Workers compensation insurance	273.8
BBVA Consolidar Seguros S.A. (1)	Argentina	12.22%	Insurance company	123.6

(1)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2011.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.
(4)	See Note 1.6. to the Consolidated Financial Statements.

Grupo Consolidar

Grupo Consolidar includes Consolidar AFJP S. A. (undergoing liquidation proceedings), Consolidar ART S. A. (sold in March 2012), BBVA Consolidar Seguros S. A., Consolidar Comercializadora S. A. (merged with BBVA Francés in July 2011) and Consolidar Compañía de Seguros de Retiro S. A. (sold in May 2011)

BBVA Francés has a majority participation and controls Consolidar AFJP S. A. (undergoing liquidation proceedings) and there is a minority participation in other Group companies as of December 31, 2011.

Consolidar AFJP S.A. (undergoing liquidation proceedings)

Law No. 26,425 – Liquidation and winding-up of Consolidar A.F.J.P. S.A.:

Law No. 26,425 was enacted on December 4, 2008. It abolished the capitalization system that was part of the Integrated Pension and Retirement System (Sistema Integrado de Jubilaciones y Pensiones) which was merged into and substituted by a single public distribution system called SIPA (Sistema Integrado Previsional Argentino, i.e. Argentine Integrated Pension System).  As a consequence, Consolidar A.F.J.P. S.A. no longer managed the resources in the individual capitalization accounts of its members, who were the beneficiaries of the Argentine Integrated Pension System. These funds were transferred to the Sustainability Guarantee Fund of the Argentine Pension System as they were invested, and the Argentine Social Security Administration (ANSES) became the only and single holder of its assets and rights.

On October 29, 2009 ANSES issued Resolution number 290/2009 granting pension and retirement fund managers the possibility of reconverting their corporate purpose to manage funds of voluntary contributions and deposits of the members in their respective capitalization accounts.  Interested companies had 30 business days to express their interest.

In view of all of the above, on December 28, 2009, and bearing in mind that it was impossible for Consolidar A.F.J.P. S.A. to continue with the corporate purpose for which it had been organized, the company held a Unanimous Shareholders Meeting. The resolution of this meeting was to liquidate and subsequently wind-up the company as of December 31, 2009. It was understood that this was the best alternative to preserve in the best possible way the creditors and shareholders interests. At the same time, and in accordance with the terms of the Argentine Corporate Law, the Shareholders’ Meeting resolved to appoint the accountants Messrs. Gabriel Orden and Rubén Lamandia, to liquidate Consolidar A.F.J.P. S.A. These accountants are the legal representatives of the Company as of December 31, 2009 and are working in order to wind it up. The liquidation of Consolidar A.F.J.P. S.A. and the names of the designated liquidators were filed with the Corporate Records Office on January 28, 2010.

Consolidar A.F.J.P S.A. (undergoing liquidation proceedings) Extraordinary Shareholders’ Meeting approved a voluntary reduction of capital of Ps.75 million on October 19, 2009, which was approved by the Corporate Records Office on January 11, 2010. Subsequently, on January 19, 2010 all capital contributions were transferred to the shareholders, in accordance with the above mentioned reduction.

BBVA Francés, as shareholder, requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finances (Ministerio de Economía y Finanzas Públicas de la Nación) and the Argentine Social Security Administration (Administración Nacional de la Seguridad Social). This was done in accordance with the terms of Law No. 26,425 in order to find solutions to the consequences of the effects of the implementation of the Law.  This request was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings, on June 11, 2010).

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) started a legal claim for damages against the Federal Government and the Ministry of Labor, Employment and Social Security at the Contentious-Administrative Federal Court number 4, Clerk’s Office number 7, under case number 40.437/2010. The claim was confirmed by BBVA Francés as majority shareholder of the company. On July 15, 2011 Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed an additional motion to determine the amount of damages.

Additionally, on April 12, 2011, the Argentine Supreme Court confirmed the ruling in favor of Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) of the Court of Appeals in Contentious-Administrative Matters in connection with a recovery claim filed against the Argentine Federal Tax Agency for the excess amounts deposited as Income Tax (Ps. 12.4 million) as a consequence of the absence of adjustment for tax inflation. As Consolidar A.F.J.P. S.A (undergoing liquidation proceedings) is in the process of winding-up, in order to benefit from an early collection of funds resulting from the above legal decision, on June 29, 2011, Consolidar A.F.J.P S.A. (undergoing liquidation proceedings) has made an assignment to BBVA Francés for valuable consideration of all the rights to which it is entitled within the framework of the above mentioned legal proceedings.

Takeover merger of Consolidar Comercializadora S. A. by BBVA Francés

On February 10, 2011 the boards of directors of BBVA Francés and Consolidar Comercializadora S.A. signed a “Preliminary merger agreement”, whereby BBVA Francés will merge Consolidar Comercializadora S.A. based on both companies financial statements as of December 31, 2010, and Consolidar Comercializadora S.A. is dissolved with no liquidation.

On March 30, 2011, BBVA Francés Ordinary and Extraordinary Shareholders’ Meeting and Consolidar Comercializadora S.A., Extraordinary Shareholders’ Meeting approved the Commitment Prior to Merger, along with the consolidated merger balance sheets as of December 31, 2011 and the respective exchange ratio. The same BBVA Francés shareholders’ meeting approved the Bank’s corporate capital increase by issuing 516,544 book-entry shares of common stock with a face value of Ps.1 each and 1 vote per share. These shares were added to the public listing on the Buenos Aires Stock Exchange and were delivered to the shareholders of Consolidar Comercializadora S.A.

The parties chose July 1, 2011 as the effective date of the merger, when all the assets and liabilities of the merged company were transferred. On July 5, 2011 the Comisión Nacional de Valores (“CNV”) approved the merger and the public listing of the shares pertinent to the capital increase. The merger was filed with the Public Registry of Commerce on September 14, 2011, with a corporate capital increase of Ps.516,5 thousand and a merger premium of Ps.7.4 million.

All assets and liabilities of Consolidar Comercializadora S.A. as of July 1, 2011 were added to those of BBVA Francés (Ps.65.6 and Ps.53.9 million, respectively.)

Sale of Consolidar Compañía de Seguros de Retiro S.A.

A stock purchase agreement was signed on March 31, 2011 for all of the shares of Consolidar Compañía de Seguros de Retiro S.A. (Consolidar Retiro) among BBVA Francés, holder of 66.21% of the corporate capital, and BBVA, holder of 33.79% of the corporate capital, as sellers, and Orígenes Compañía de Seguros de Retiro S.A., C.M.S. de Argentina S.A. and Grupo Dolphin Holding S.A., as purchasing. This agreement established a global price for the shares of Ps.386.2 million, adjustable in certain circumstances. The purchase price was paid pro-rata to the selling parties. The closing was subject to satisfactory compliance of certain conditions precedent, among them, authorization from the Argentine Insurance Examiner (Superintendencia de Seguros de la Nación - S.S.N.). The transaction was approved by the SSN on May 13, 2011, and the purchase and sale transaction was finally concluded on June 10, 2011.

Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

A stock purchase agreement was signed on October 6, 2011 for all the shares of Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) among BBVA Francés, holder of 12.50% of the corporate capital, and BBVA, holder of 87.50% of the corporate capital, as sellers and Galeno Argentina S.A., as purchaser. This agreement established a global price for the shares of U.S.$62.9 million, adjustable in certain circumstances. The price is to be paid pro-rata to the selling parties.  BBVA Francés received from the purchaser an advance of Ps.18.8 million, which is 60% of its pro rata price. This transaction was approved by the SSN on February 6, 2012.  The transfer of the shares was completed on March 6, 2012.

BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros operates in: fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life and other insurance risks.

In 2011 it sold total premiums for Ps.387.1 million, 56% more than the prior year. This increase confirms the strategy chosen that combines a wide product offer with multiple distribution and service channels. The strategy is based on segmentation of our customers and prospects needs. Total claims paid out amounted Ps.59.9 million, 15% of the premiums issued. After tax results were Ps.20.3 million, with return on assets rate at the close of the year of 16%. The surplus of minimum capital was Ps.41.2 million as of December 2011, and the solvency ratio (cash & cash equivalents, investments and real estate and technical commitments and debts with insured parties) 1.39.

The plan of BBVA Consolidar Seguros for 2012 is to continue to growth in its main lines of business, in particular life, personal accidents and mixed family and comprehensive insurance, based on offers that meet the needs of its major customers in a different way.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2011.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	9.67%	Clearing house	2.0
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	65.9
Argencontrol S.A. (2)	Argentina	7.77%	Agent mandatory	0.9
Sedesa S.A. (1)	Argentina	11.10%	Deposit guarantee fund	15.6
Banelco S.A. (3)	Argentina	10.91%	Nationwide ATM network & credit card administration	65.8
Visa Argentina S.A. (4)	Argentina	10.02%	Credit card issuer	186.2

(1)	Total Stockholders’ Equity as of December 31, 2010.
(2)	Total Stockholders’ Equity as of December 31, 2009.
(3)	Total Stockholders’ Equity as of June 30, 2011.
(4)	Total Stockholders’ Equity as of May 31, 2011.

PROPERTY, PLANTS AND EQUIPMENT

BBVA Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2011, our branch network consisted of 240 branches, of which 112 were located in properties that we own and 128 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 21 to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of BBVA Francés and its subsidiaries. Average balances have been separated between those denominated in pesos and in dollars.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each fiscal year were converted to average real rates as follows:

Rp =	1 + Np	- 1	Rd =	(1 + Nd)(1 + D)	- 1
	1 + I			1 + I

Where:

Rp: real average rate for Argentine peso-denominated assets and liabilities of BBVA Francés;

Rd: real average rates for dollar-denominated assets and liabilities of BBVA Francés;

Np: nominal peso average rate in peso-denominated assets and liabilities for the fiscal year;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the fiscal year;

D: devaluation rate of the Argentine peso to the dollar for the fiscal year; and

I:  Argentine inflation rate (“WPI”).

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2011, 2010 and 2009.

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities(3)
Pesos	5,910,088	585,291	(2.45)%	4,965,474	1,219,068	8.72%	4,270,233	931,416	10.63%
Dollars	164,044	714	(3.51)%	121,719	21,396	7.47%	34,546	5,626	16.10%
Total	6,074,132	586,005	(2.48)%	5,087,193	1,240,464	8.69%	4,304,779	937,042	10.68%
Loans (4)
Private Sector
Pesos	15,665,675	2,634,984	3.69%	10,200,276	1,680,850	1.67%	7,944,149	1,568,784	8.76%
Dollars	3,417,049	73,626	(1.86)%	1,986,761	63,777	(5.66)%	1,860,470	118,419	6.20%
Total	19,082,724	2,708,610	2.70%	12,187,037	1,744,627	0.48%	9,804,619	1,687,203	8.27%
Public Sector
Pesos	929,371	548	(11.19)%	509,538	—	—	699,898	9,665	(7.92)%
Total	929,371	548	(11.19)%	509,538	—	—	699,898	9,665	(7.92)%
Deposits with the Central Bank
Pesos	127,251	—	—	119,463	—	—	115,198	7	(9.17)%
Dollars	2,537,075	—	—	3,336,469	—	—	3,227,565	13	(0.16)%
Total	2,664,326	—	—	3,455,932	—	—	3,342,763	20	(0.47)%
Other assets
Pesos	1,867,995	296,536	2.85%	1,125,585	120,308	(3.38)%	1,592,884	235,194	4.23%
Dollars	40,687	2,967	3.08%	106,663	2,423	(6.52)%	275,640	2,125	0.61%
Total	1,908,682	299,503	2.86%	1,232,248	122,731	(3.65)%	1,868,524	237,319	3.70%
Interest-earning assets from continued operations
Pesos	24,500,380	3,517,359	1.51%	16,920,336	3,020,226	2.87%	14,622,362	2,745,066	7.87%
Dollars	6,158,855	77,307	(2.72)%	5,551,612	87,596	(7.15)%	5,398,221	126,183	2.18%
Total	30,659,235	3,594,666	0.66%	22,471,948	3,107,822	0.39%	20,020,583	2,871,249	6.34%
Interest-earning assets from discontinued operations
Pesos	50,588	3,384	(0.01)%	2,394,782	507,053	0.36%	2,591,830	486,087	—
Dollars	7,718	—	—	741,154	—	(0.17)%	382,466	—	(0.15)%
Total	58,306	3,384	(0.01)%	3,135,936	507,053	0.24%	2,974,296	486,087	0.06%
Total interest-earning assets
Pesos	24,550,968	3,520,743	1.49%	19,315,118	3,527,279	3.23%	17,214,192	3,231,153	7.87%
Dollars	6,166,573	77,307	(2.72)%	6,292,766	87,596	(7.32)%	5,780,687	126,183	2.02%
Total	30,717,541	3,598,050	0.65%	25,607,884	3,614,875	0.64%	22,994,879	3,357,336	6.40%

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	3,110,071	—	—	2,147,422	—	—	1,822,361	—	—
Dollars	776,237	—	—	618,364	—	—	426,773	—	—
Total	3,886,308	—	—	2,765,786	—	—	2,249,134	—	—
Investments in other companies
Pesos	91,232	—	—	100,076	—	—	203,364	—	—
Dollars	1,095	—	—	1,037	—	—	990	—	—
Total	92,327	—	—	101,113	—	—	204,354	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	652,799	—	—	604,962	—	—	536,314	—	—
Total	652,799	—	—	604,962	—	—	536,314	—	—
Allowance for loan losses
Pesos	(423,818)	—	—	(545,349)	—	—	(607,483)	—	—
Dollars	(52,569)	—	—	(34,497)	—	—	(31,113)	—	—
Total	(476,387)	—	—	(579,846)	—	—	(638,596)	—	—
Other assets
Pesos	710,741	—	—	604,985	—	—	843,734	—	—
Dollars	284,003	—	—	271,725	—	—	61,287	—	—
Total	994,744	—	—	876,710	—	—	905,021	—	—
Non-interest-earning assets from continued operations
Pesos	4,141,025	—	—	2,912,096	—	—	2,798,290	—	—
Dollars	1,008,766	—	—	856,629	—	—	457,937	—	—
Total	5,149,791	—	—	3,768,725	—	—	3,256,227	—	—
Non-interest-earning assets from discontinued operations
Pesos	16,140	—	—	211,961	—	—	69,876	—	—
Dollars	268	—	—	30,333	—	—	71,228	—	—
Total	16,408	—	—	242,294	—	—	141,404	—	—
Total non-interest-earning assets
Pesos	4,157,165	—	—	3,124,057	—	—	2,868,166	—	—
Dollars	1,009,034	—	—	886,962	—	—	529,165	—	—
Total	5,166,199	—	—	4,011,019	—	—	3,397,331	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	28,641,405	—	—	19,832,432	—	—	17,420,652	—	—
Dollars	7,167,621	—	—	6,408,241	—	—	5,856,158	—	—
Total	35,809,026	—	—	26,240,673	—	—	23,276,810	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	66,728	—	—	2,606,743	—	—	2,661,706	—	—
Dollars	7,986	—	—	771,487	—	—	453,694	—	—
Total	74,714	—	—	3,378,230	—	—	3,115,400	—	—
TOTAL ASSETS
Pesos	28,708,133	—	—	22,439,175	—	—	20,082,358	—	—
Dollars	7,175,607	—	—	7,179,728	—	—	6,309,852	—	—
Total	35,883,740	—	—	29,618,903	—	—	26,392,210	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	4,784,502	6,767	(11.11)%	3,881,058	5,026	(12.60)%	3,363,193	8,750	(8.94)%
Dollars	2,671,586	2,416	(3.84)%	2,273,514	1,637	(8.53)%	1,840,846	1,252	(0.09)%
Total	7,456,088	9,183	(8.51)%	6,154,572	6,663	(11.09)%	5,204,039	10,002	(5.81)%
Time deposits
Pesos	9,010,574	1,058,109	(0.81)%	6,335,859	611,786	(4.28)%	5,656,994	716,602	2.33%
Dollars	1,918,794	4,666	(3.69)%	1,789,633	8,019	(8.18)%	1,871,652	31,520	1.53%
Total	10,929,368	1,062,775	(1.32)%	8,125,492	619,805	(5.14)%	7,528,646	748,122	2.13%
Borrowings from the Central Bank
Pesos	53,083	558	(10.30)%	31,643	—	—	25,387	—	—
Dollars	2,526	18	(3.26)%	2,023	10	(8.16)%	1,832	18	0.85%
Total	55,609	576	(9.98)%	33,666	10	(0.49)%	27,219	18	0.06%
Borrowings from other financial institutions
Pesos	29,736	38,961	105.06%	7,428	72,087	834.40%	885	64,216	6,582.81%
Dollars	265,254	3,259	(2.75)%	56,370	1,385	(6.35)%	120,356	6,538	5.27%
Total	294,990	42,220	8.12%	63,798	73,472	91.54%	121,241	70,754	53.27%
Corporate bonds
Pesos	63,056	11,149	4.46%	—	—	—	—	—	—
Total	63,056	11,149	4.46%	—	—	—	—	—	—
Other liabilities
Pesos	9,814	19,905	168.81%	437,271	(57,155)	(24.12)%	749,139	5,746	(8.48)%
Dollars	108,675	—	—	690,246	13	(8.59)%	1,141,071	21	(0.15)%
Total	118,489	19,905	13.98%	1,127,517	(57,142)	(14.61)%	1,890,210	5,767	(3.45)%
Interest-bearing liabilities from continued operations
Pesos	13,950,765	1,135,449	(4.01)%	10,693,259	631,744	(7.55)%	9,795,598	795,314	(1.80)%
Dollars	4,966,835	10,359	(3.73)%	4,811,786	11,064	(8.38)%	4,975,757	39,349	0.63%
Total	18,917,600	1,145,808	(3.94)%	15,505,045	642,808	(7.81)%	14,771,355	834,663	(0.98)%
Interest-bearing liabilities from discontinued operations
Pesos	(59,130)	(9,602)	(0.03)%	(27,599)	1,737	0.03%	(11,426)	45,324	0.43%
Total	(59,130)	(9,602)	(0.03)%	(27,599)	1,737	0.02%	(11,426)	45,324	0.28%
Total interest-bearing liabilities
Pesos	13,891,635	1,125,847	(4.04)%	10,665,660	633,481	(7.53)%	9,784,172	840,638	(1.37)%
Dollars	4,966,835	10,359	(3.73)%	4,811,786	11,064	(8.38)%	4,975,757	39,349	0.63%
Total	18,858,470	1,136,206	(3.97)%	15,477,446	644,545	(7.79)%	14,759,929	879,987	(0.70)%

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand accounts
Pesos	6,820,551	—	—	4,427,600	—	—	3,189,377	—	—
Dollars	1,017,747	—	—	542,521	—	—	92,396	—	—
Total	7,838,298	—	—	4,970,121	—	—	3,281,773	—	—
Other liabilities
Pesos	4,764,021	—	—	2,107,020	—	—	2,418,764	—	—
Dollars	869,190	—	—	732,132	—	—	587,560	—	—
Total	5,633,211	—	—	2,839,152	—	—	3,006,324	—	—
Minority interest
Pesos	—	—	—	228,449	—	—	346,892	—	—
Total	—	—	—	228,449	—	—	346,892	—	—
Stockholders’ equity
Pesos	3,419,917	—	—	2,697,906	—	—	1,870,465	—	—
Total	3,419,917	—	—	2,697,906	—	—	1,870,465	—	—
Non–interest bearing liabilities and stockholders equity from continued operations
Pesos	15,004,489	—	—	9,460,975	—	—	7,825,498	—	—
Dollars	1,886,937	—	—	1,274,653	—	—	679,956	—	—
Total	16,891,426	—	—	10,735,628	—	—	8,505,454	—	—
Non–interest bearing liabilities and stockholders equity from discontinued operations
Pesos	133,845	—	—	3,390,038	—	—	3,111,660	—	—
Dollars	—	—	—	15,791	—	—	15,167	—	—
Total	133,845	—	—	3,405,829	—	—	3,126,827	—	—
Total non–interest bearing liabilities and stockholders equity
Pesos	15,138,333	—	—	12,851,013	—	—	10,937,158	—	—
Dollars	1,886,937	—	—	1,290,444	—	—	695,123	—	—
Total	17,025,270	—	—	14,141,457	—	—	11,632,281	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	28,955,254	—	—	20,154,234	—	—	17,621,096	—	—
Dollars	6,853,772	—	—	6,086,439	—	—	5,655,713	—	—
Total	35,809,026	—	—	26,240,673	—	—	23,276,809	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	74,715	—	—	3,362,439	—	—	3,100,234	—	—
Dollars	—	—	—	15,791	—	—	15,167	—	—
Total	74,715	—	—	3,378,230	—	—	3,115,401	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	29,029,968	—	—	23,516,673	—	—	20,721,330	—	—
Dollars	6,853,772	—	—	6,102,230	—	—	5,670,880	—	—
Total	35,883,740	—	—	29,618,903	—	—	26,392,210	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2011, 2010 and 2009.

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	5,910,088	585,291	9.90%	4,965,474	1,219,068	24.55%	4,270,233	931,416	21.81%
Dollars	164,044	714	0.44%	121,719	21,396	17.58%	34,546	5,626	16.28%
Total	6,074,132	586,005	9.65%	5,087,193	1,240,464	24.38%	4,304,779	937,042	21.77%
Loans (4)
Private Sector
Pesos	15,665,675	2,634,984	16.82%	10,200,276	1,680,850	16.48%	7,944,149	1,568,784	19.75%
Dollars	3,417,049	73,626	2.15%	1,986,761	63,777	3.21%	1,860,470	118,419	6.37%
Total	19,082,724	2,708,610	14.19%	12,187,037	1,744,627	14.32%	9,804,619	1,687,203	17.21%
Public Sector
Pesos	929,371	548	0.06%	509,538	—	—	699,898	9,665	1.38%
Total	929,371	548	0.06%	509,538	—	—	699,898	9,665	1.38%
Deposits with the Central Bank
Pesos	127,251	—	—	119,463	—	—	115,198	7	0.01%
Dollars	2,537,075	—	—	3,336,469	—	—	3,227,565	13	—
Total	2,664,326	—	—	3,455,932	—	—	3,342,763	20	—
Other assets
Pesos	1,867,995	296,536	15.87%	1,125,585	120,308	10.69%	1,592,884	235,194	14.77%
Dollars	40,687	2,967	7.29%	106,663	2,423	2.27%	275,640	2,125	0.77%
Total	1,908,682	299,503	15.69%	1,232,248	122,731	9.96%	1,868,524	237,319	12.70%
Interest-earning assets from continued operations
Pesos	24,500,380	3,517,359	14.36%	16,920,336	3,020,226	17.85%	14,622,362	2,745,066	18.77%
Dollars	6,158,855	77,307	1.26%	5,551,612	87,596	1.58%	5,398,221	126,183	2.34%
Total	30,659,235	3,594,666	11.72%	22,471,948	3,107,822	13.83%	20,020,583	2,871,249	14.34%
Interest-earning assets from discontinued operations
Pesos	50,588	3,384	(0.02)%	2,394,782	507,053	0.41%	2,591,830	486,087	—
Dollars	7,718	—	—	741,154	—	(0.19)%	382,466	—	(0.16)%
Total	58,306	3,384	(0.01)%	3,135,936	507,053	0.29%	2,974,296	486,087	0.26%
Total interest-earning assets
Pesos	24,550,968	3,520,743	14.34%	19,315,118	3,527,279	18.26%	17,214,192	3,231,153	18.77%
Dollars	6,166,573	77,307	1.25%	6,292,766	87,596	1.39%	5,780,687	126,183	2.18%
Total	30,717,541	3,598,050	11.71%	25,607,884	3,614,875	14.12%	22,994,879	3,357,336	14.60%

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	3,110,071	—	—	2,147,422	—	—	1,822,361	—	—
Dollars	776,237	—	—	618,364	—	—	426,773	—	—
Total	3,886,308	—	—	2,765,786	—	—	2,249,134	—	—
Investments in other companies
Pesos	91,232	—	—	100,076	—	—	203,364	—	—
Dollars	1,095	—	—	1,037	—	—	990	—	—
Total	92,327	—	—	101,113	—	—	204,354	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	652,799	—	—	604,962	—	—	536,314	—	—
Total	652,799	—	—	604,962	—	—	536,314	—	—
Allowance for loan losses
Pesos	(423,818)	—	—	(545,349)	—	—	(607,483)	—	—
Dollars	(52,569)	—	—	(34,497)	—	—	(31,113)	—	—
Total	(476,387)	—	—	(579,846)	—	—	(638,596)	—	—
Other assets
Pesos	710,741	—	—	604,985	—	—	843,734	—	—
Dollars	284,003	—	—	271,725	—	—	61,287	—	—
Total	994,744	—	—	876,710	—	—	905,021	—	—
Non-interest-earning assets from continued operations
Pesos	4,141,025	—	—	2,912,096	—	—	2,798,290	—	—
Dollars	1,008,766	—	—	856,629	—	—	457,937	—	—
Total	5,149,791	—	—	3,768,725	—	—	3,256,227	—	—
Non-interest-earning assets from discontinued operations
Pesos	16,140	—	—	211,961	—	—	69,876	—	—
Dollars	268	—	—	30,333	—	—	71,228	—	—
Total	16,408	—	—	242,294	—	—	141,404	—	—
Total non-interest-earning assets
Pesos	4,157,165	—	—	3,124,057	—	—	2,868,166	—	—
Dollars	1,009,034	—	—	886,962	—	—	529,165	—	—
Total	5,166,199	—	—	4,011,019	—	—	3,397,331	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	28,641,405	—	—	19,832,432	—	—	17,420,652	—	—
Dollars	7,167,621	—	—	6,408,241	—	—	5,856,158	—	—
Total	35,809,026	—	—	26,240,673	—	—	23,276,810	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	66,728	—	—	2,606,743	—	—	2,661,706	—	—
Dollars	7,986	—	—	771,487	—	—	453,694	—	—
Total	74,714	—	—	3,378,230	—	—	3,115,400	—	—
TOTAL ASSETS
Pesos	28,708,133	—	—	22,439,175	—	—	20,082,358	—	—
Dollars	7,175,607	—	—	7,179,728	—	—	6,309,852	—	—
Total	35,883,740	—	—	29,618,903	—	—	26,392,210	—	—

(1)	Average Balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	4,784,502	6,767	0.14%	3,881,058	5,026	0.13%	3,363,193	8,750	0.26%
Dollars	2,671,586	2,416	0.09%	2,273,514	1,637	0.07%	1,840,846	1,252	0.07%
Total	7,456,088	9,183	0.12%	6,154,572	6,663	0.11%	5,204,039	10,002	0.19%
Time deposits
Pesos	9,010,574	1,058,109	11.74%	6,335,859	611,786	9.66%	5,656,994	716,602	12.68%
Dollars	1,918,794	4,666	0.24%	1,789,633	8,019	0.45%	1,871,652	31,520	1.68%
Total	10,929,368	1,062,775	9.72%	8,125,492	619,805	7.63%	7,528,646	748,122	9.94%
Borrowings from the Central Bank
Pesos	53,083	558	1.05%	31,643	—	—	25,387	—	—
Dollars	2,526	18	0.69%	2,023	10	0.47%	1,832	18	1.00%
Total	55,609	576	1.04%	33,666	10	0.03%	27,219	18	0.07%
Borrowings from other financial institutions
Pesos	29,736	38,961	131.02%	7,428	72,087	970.47%	885	64,216	1,219.47%
Dollars	265,254	3,259	1.23%	56,370	1,385	2.46%	120,356	6,538	5.43%
Total	294,990	42,220	14.31%	63,798	73,472	115.16%	121241	70,754	56.34%
Corporate bonds
Pesos	63,056	11,149	17.68%	—	—	—	—	—	—
Total	63,056	11,149	17.68%	—	—	—	—	—	—
Other liabilities
Pesos	9,814	19,905	202.84%	437,271	(57,155)	(13.07)%	749,139	5,746	0.78%
Dollars	108,675	—	—	690,246	13	—	1,141,071	21	—
Total	118,489	19,905	16.80%	1,127,517	(57,142)	(5.07)%	1,890,210	5,767	0.31%
Interest-bearing liabilities from continued operations
Pesos	13,950,765	1,135,449	8.14%	10,693,259	631,744	5.91%	9,795,598	795,314	8.13%
Dollars	4,966,835	10,359	0.21%	4,811,786	11,064	0.23%	4,975,757	39,349	0.79%
Total	18,917,600	1,145,808	6.06%	15,505,045	642,808	4.15%	14,771,355	834,663	5.66%
Interest-bearing liabilities from discontinued operations
Pesos	(59,130)	(9,602)	(0.03)%	(27,599)	1,737	(0.03)%	(11,426)	45,324	0.46%
Total	(59,130)	(9,602)	(0.03)%	(27,599)	1,737	(0.02)%	(11,426)	45,324	0.30%
Total interest-bearing liabilities
Pesos	13,891,635	1,125,847	8.10%	10,665,660	633,481	5.94%	9,784,172	840,638	8.59%
Dollars	4,966,835	10,359	0.21%	4,811,786	11,064	0.23%	4,975,757	39,349	0.79%
Total	18,858,470	1,136,206	6.02%	15,477,446	644,545	4.16%	14,759,929	879,987	5.96%

	December 31,
	2011			2010			2009
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	6,820,551	—	—	4,427,600	—	—	3,189,377	—	—
Dollars	1,017,747	—	—	542,521	—	—	92,396	—	—
Total	7,838,298	—	—	4,970,121	—	—	3,281,773	—	—
Other liabilities
Pesos	4,764,021	—	—	2,107,020	—	—	2,418,764	—	—
Dollars	869,190	—	—	732,132	—	—	587,560	—	—
Total	5,633,211	—	—	2,839,152	—	—	3,006,324	—	—
Minority interest
Pesos	—	—	—	228,449	—	—	346,892	—	—
Total	—	—	—	228,449	—	—	346,892	—	—
Stockholders’ equity
Pesos	3,419,917	—	—	2,697,906	—	—	1,870,465	—	—
Total	3,419,917	—	—	2,697,906	—	—	1,870,465	—	—
Non–interest-bearing liabilities and stockholders equity from continued operations
Pesos	15,004,489	—	—	9,460,975	—	—	7,825,498	—	—
Dollars	1,886,937	—	—	1,274,653	—	—	679,956	—	—
Total	16,891,426	—	—	10,735,628	—	—	8,505,454	—	—
Non–interest-bearing liabilities and stockholders equity from discontinued operations
Pesos	133,845	—	—	3,390,038	—	—	3,111,660	—	—
Dollars	—	—	—	15,791	—	—	15,167	—	—
Total	133,845	—	—	3,405,829	—	—	3,126,827	—	—
Total non–interest-bearing liabilities and stockholders equity
Pesos	15,138,333	—	—	12,851,013	—	—	10,937,158	—	—
Dollars	1,886,937	—	—	1,290,444	—	—	695,123	—	—
Total	17,025,270	—	—	14,141,457	—	—	11,632,281	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	28,955,254	—	—	20,154,234	—	—	17,621,096	—	—
Dollars	6,853,772	—	—	6,086,439	—	—	5,655,713	—	—
Total	35,809,026	—	—	26,240,673	—	—	23,276,809	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	74,715	—	—	3,362,439	—	—	3,100,234	—	—
Dollars	—	—	—	15,791	—	—	15,167	—	—
Total	74,715	—	—	3,378,230	—	—	3,115,401	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	29,029,968	—	—	23,516,673	—	—	20,721,330	—	—
Dollars	6,853,772	—	—	6,102,230	—	—	5,670,880	—	—
Total	35,883,740	—	—	29,618,903	—	—	26,392,210	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010, for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009 and for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2011/December 2010 Increase (Decrease) Due to Changes in			December 2010/December 2009 Increase (Decrease) Due to Changes in			December 2009/December 2008 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	93,547	(727,324)	(633,777)	170,688	116,964	287,652	111,607	902,724	1,014,331
Dollars	185	(20,867)	(20,682)	15,323	447	15,770	(13,434)	21,173	7,739
Total	93,732	(748,191)	(654,459)	186,011	117,411	303,422	98,173	923,897	1,022,070
Loans
Private sector
Pesos	919,286	34,848	954,134	371,775	(259,709)	112,066	73,424	269,733	343,157
Dollars	30,818	(20,969)	9,849	4,054	(58,696)	(54,642)	(12,962)	5,386	(7,576)
Total	950,104	13,879	963,983	375,829	(318,405)	57,424	60,462	275,119	335,581
Public sector
Pesos	247	301	548	—	(9,665)	(9,665)	(26,349)	(238,388)	(264,737)
Total	247	301	548	—	(9,665)	(9,665)	(26,349)	(238,388)	(264,737)
Deposits with the Central Bank
Pesos	—	—	—	—	(7)	(7)	—	(7,581)	(7,581)
Dollars	—	—	—	—	(13)	(13)	8	(4,152)	(4,144)
Total	—	—	—	—	(20)	(20)	8	(11,733)	(11,725)
Other assets
Pesos	117,855	58,373	176,228	(49,948)	(64,938)	(114,886)	30,294	12,545	42,839
Dollars	(4,811)	5,355	544	(3,838)	4,136	298	1,118	(3,823)	(2,705)
Total	113,044	63,728	176,772	(53,786)	(60,802)	(114,588)	31,412	8,722	40,134
Interest-earning assets from continued operations
Pesos	1,130,935	(633,802)	497,133	492,515	(217,355)	275,160	188,976	939,033	1,128,009
Dollars	26,192	(36,481)	(10,289)	15,539	(54,126)	(38,587)	(25,270)	18,594	(6,686)
Total	1,157,127	(670,283)	486,844	508,054	(271,481)	236,573	163,706	957,617	1,121,323
Interest-earning assets from discontinued operations
Pesos	(207,972)	(295,697)	(503,669)	(78,289)	99255	20,966	213,716	249,458	463,174
Dollars	(6,084)	6,084	—	(2,059)	2059	—	21,200	(21,200)	—
Total	(214,056)	(289,613)	(503,669)	(80,348)	101314	20,966	234,916	228,258	463,174
Total interest-earning assets
Pesos	922,963	(929,499)	(6,536)	414,226	(118,100)	296,126	402,692	1,188,491	1,591,183
Dollars	20,108	(30,397)	(10,289)	13,480	(52,067)	(38,587)	(4,070)	(2,616)	(6,686)
Total	943,071	(959,896)	(16,825)	427,706	(170,167)	257,539	398,622	1,185,875	1,584,497

	December 2011/December 2010 Increase (Decrease) Due to Changes in			December 2010/December 2009 Increase (Decrease) Due to Changes in			December 2009/December 2008 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	1,278	463	1,741	670	(4,394)	(3,724)	315	618	933
Dollars	360	419	779	312	73	385	443	(87)	356
Total	1,638	882	2,520	982	(4,321)	(3,339)	758	531	1,289
Time deposits
Pesos	314,091	132,232	446,323	65,551	(170,367)	(104,816)	(9,667)	23,090	13,423
Dollars	314	(3,667)	(3,353)	(367)	(23,134)	(23,501)	8,624	(11,362)	(2,738)
Total	314,405	128,565	442,970	65,184	(193,501)	(128,317)	(1,043)	11,728	10,685
Borrowings from the Central Bank
Pesos	225	333	558	—	—	—	—	—	—
Dollars	4	4	8	2	(10)	(8)	2	—	2
Total	229	337	566	2	(10)	(8)	2	—	2
Borrowings from other financial institutions
Pesos	29,228	(62,354)	(33,126)	63,516	(55,645)	7,871	(3,520,176)	3,573,785	53,609
Dollars	2,566	(692)	1,874	(1,573)	(3,580)	(5,153)	(22,097)	2,787	(19,310)
Total	31,794	(63,046)	(31,252)	61,943	(59,225)	2,718	(3,542,273)	3,576,572	34,299
Corporate bonds
Pesos	11,149	—	11,149	—	—	—	—	—	—
Total	11,149	—	11,149	—	—	—	—	—	—
Other liabilities
Pesos	(867,040)	944,100	77,061	40,764	(103,665)	(62,901)	1,367	(24,342)	(22,975)
Dollars	—	(13)	(13)	(8)	—	(8)	19	(14)	5
Total	(867,040)	944,087	77,048	41,756	(103,665)	(62,909)	1,386	(24,356)	(22,970)
Interest-bearing liabilities from continued operations
Pesos	(511,069)	1,014,774	503,705	170,501	(334,071)	(163,570)	(3,528,161)	3,573,151	44,990
Dollars	3,244	(3,949)	(705)	(1,634)	(26,651)	(28,285)	(13,009)	(8,676)	(21,685)
Total	(507,825)	1,010,825	503,000	168,867	(360,722)	(191,855)	(3541,170)	3,564,475)	23,305
Interest-bearing liabilities from discontinued operations
Pesos	(11,718)	379	(11,339)	(51,308)	7,721	(43,587)	3,213,982	(3,168,768)	45,214
Total	(11,718)	379	(11,339)	(51,308)	7,721	(43,587)	3,213,982	(3,168,768)	45,214
Total interest-bearing liabilities
Pesos	(522,786)	1,015,153	492,367	119,193	(326,350)	(207,157)	(314,179)	404,383	90,204
Dollars	3,244	(3,949)	(705)	(1,634)	(26,651)	(28,285)	(13,009)	(8,676)	(21,685)
Total	(519,542)	1,011,204	491,662	117,559	(353,001)	(235,442)	(327,188)	395,707	68,519

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	December 31,
	2011	2010	2009
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	24,550,968	19,315,118	17,214,192
Dollars	6,166,573	6,292,766	5,780,687
Total	30,717,541	25,607,884	22,994,879
Net interest income (1)
Pesos	2,394,895	2,893,798	2,390,515
Dollars	66,948	76,532	86,834
Total	2,461,843	2,970,330	2,477,349
Net interest margin (2)
Pesos	9.75%	14.98%	13.89%
Dollars	1.09%	1.22%	1.50%
Weighted average rate	8.01%	11.60%	10.77%
Yield spread nominal basis (3)
Pesos	6.24%	12.32%	10.18%
Dollars	1.05%	1.16%	1.39%
Weighted average rate	5.69%	9.95%	8.64%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2011, 2010 and 2009 by type and currency of denomination.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Government securities
In pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)	14,814	223,530	214,114
Argentine bonds	2,063,719	3,404,169	2,664,819
Other debt bonds	166	106	60
Holdings booked at amortized cost
Other debt bonds	164	164	164
Tax credit certificates	—	6	6
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	2,352,026	1,650,748	2,369,944
Argentine Central Bank notes (NOBAC)	1,095,946	1,431,271	1,419,181
Total government securities in pesos	5,526,835	6,709,994	6,668,288
In foreign currency:
Holdings booked at fair value
Argentine bonds	9,823	458,483	406,185
Other debt bonds	—	223,479	371,062
Holdings booked at amortized cost
Other debt bonds	—	11	19
Total government securities in foreign currency	9,823	681,973	777,266
Total government securities	5,536,658	7,391,967	7,445,554
Investments in listed private securities
Shares	157	56	46
Corporate bonds—Listed	81	72,636	68,345
Mutual funds	28,317	19,932	128,742
Certificates of participation in financial trusts	—	10,980	21,472
Total private securities	28,555	103,604	218,605
Subtotal government and private securities	5,565,213	7,495,571	7,664,159
Allowances	(184)	(189)	(449,927)
Total government and private securities	5,565,029	7,495,382	7,214,232
Corporate bonds—Unlisted	13,424	102,368	119,488

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2011 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)(*)	3,926	10,888	—	—	14,814
Argentine bonds (*)	125,845	1,519,633	392,825	25,416	2,063,719
Other debt bonds	4	65	97	—	166
Holdings booked at amortized cost
Other debt bonds	164	—	—	—	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC) (*)	2,352,026	—	—	—	2,352,026
Argentine Central Bank notes (NOBAC) (*)	1,095,946	—	—	—	1,095,946
Total government securities in pesos	3,577,911	1,530,586	392,922	25,416	5,526,835
In foreign currency:
Holdings booked at fair value
Argentine bonds (*)	8,565	1,258	—	—	9,823
Total government securities in foreign currency	8,565	1,258	—	—	9,823
Total government securities	3,586,476	1,531,844	392,922	25,416	5,536,658
Corporate bonds—Listed	—	81	—	—	81
Corporate bonds —Unlisted	9,647	3,777	—	—	13,424
Weighted average yield (for the securities indicated with *)	21.35%	20.40%	16.15%	13.31%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2011, 2010 and 2009. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Principal
Advances (1)	2,881,496	2,366,957	1,703,750
Notes discounted and purchased (2)	3,412,091	2,086,979	1,068,567
Secured with mortgages	915,156	840,841	838,410
Consumer loans (3)	8,861,911	5,763,202	3,764,239
Financial loans (4)	1,146,532	578,878	384,331
Loans to governmental sector (5)	46,027	1,297,642	1,400,243
Other loans	5,829,606	4,010,249	2,806,667

Less: Unaccrued interest and unused collections (6)	(89,332)	(28,292)	(16,471)

Plus: Interest and exchange differences receivable	317,371	179,623	139,839

Less: Allowance for loan losses	(444,973)	(396,227)	(337,686)
Total	22,875,885	16,699,852	11,751,889

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by taxable rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Liquid guarantees	318,259	323,409	72,609
Preferred guarantees	2,331,005	1,628,841	1,240,138
Total	2,649,264	1,952,250	1,312,747

Credit Policy

Overview

The credit policy of the Bank aims to maintain adequate controls and consistent monitoring of credit risk.

Risk is conceived in a global sense. Our Risk Department is responsible for credit risk, market risk and operational risk.

Risk Management is carried out in the following areas: Retail Risks and Middle Market and Wholesale Risks (the three of them are responsible for the policies, the admission and follow-up of risk); Financial Risks and Reporting; Validation and Internal Control and Credit Recovery.

Risk Management continued to participate as a member of the Risk Commission in the A.B.A., the Argentine Banking Association.

Risk Management in 2011

BBVA Francés Risk Management improved the model that was implemented in 2008, by updating and modernizing its structure to offer a larger adjustment capacity to the new environment. As a consequence, its structure was changed in 2011, reorganizing jobs and functions, for a comprehensive management of all resources. All this reorganization enabled the Bank to satisfactorily comply with the Argentine Central Bank regulations of Communication “A” 5203 covering financial entities risk management.

At Retail Risks we continued implementing adequate credit policies to foster the growth of this segment. We expanded the number of customers who have attendance boundaries updated periodically in order to enable these customers to have the entire product available in real time. This year we began the digitalization process of the applications where requested, allowing the immediate response to customers.  We also expedited the processing of credits in the SMB area, with the aim of increasing our participation of this important segment of the economy. All behavioral tools were revised in order to adapt them from time to time to different target segments.

In the customer follow-up area, the Bank continued with the strategies provided by the new collection tool that implemented a single application for all the operations carried out by different participating areas: call center, offices and collection agencies. The Retail area achieved an efficiency level that contributed to our excellent portfolio quality indicators.

Middle Market and Wholesale Risks areas maintained an efficient risk management approach, covering the new SMB and corporate demands and improving the alert system implemented in 2009.  These alerts indicate the portfolio sensitivity level to any changes in the business environment and they were designed within a comprehensive plan that seeks an accurate and precise awareness of every business area development. At present, 90% of the Bank's qualified portfolio is being monitored by this system.

Based on the above, and the positive macroeconomic trend, we implemented actions in 2011 to accompany profitable investment plans, such as launching the plan for regionalization of Middle Market Segment. Its purpose is to communicate Risk decisions to the location where the business originates. Furthermore, and continuing with the business support approach, other decisions were taken, like increasing the authority of officers for all levels of approval, in depth planning and coordination with business areas of customer contact schedules (scheduled visits to customers) and continuing the review and improvement of the processes, with pilot testing of all the credit analysis documents. All these measures took place within a significant Middle Market portfolio growth, while keeping the Bank’s leadership in risk quality in the market.

As far as credit products are concerned, we gave priority to personal loans and credit cards and expanded the possibilities of loans to small and medium-sized enterprises with special credit lines earmarked to finance working capital and fixed assets investment projects. Domestic demand and the needs of the export market were covered with discounts of checks, leasing, middle-term loans and

Comex credit line. Among others promotional campaigns in this areas, the “14.40” campaign, promoted mid-term fixed rate credit lines for the Middle Market Segment, to finance investment plans.

There has been a slight deceleration of Non-Performing Loans of the Bank which decreased from 0.43% in December 2010 to 0.39% in December 2011 (both in total and in private portfolio). During 2011, BBVA Francés leadership in risk quality in the Argentine financial system improved and consolidated as a clear sign of strategic identity. Risk premium continues being at the top in the financial system with a ratio of 2.04%, that BBVA Francés maintained throughout the year.

Financial Risks and Reporting is an area that measures and monitors financial risks related to market risks, structural risks and stress risks and is also responsible for preparing reports for Risk Management. The Structural Risks area focuses on identifying, following-up, monitoring and measuring liquidity and structural risks.  In 2011 this area was responsible also for adapting new BCRA regulations concerning risks, Communication “A” 5203 that came into effect in January 2012, and the new Basel framework on liquidity and complying with two ratios of short and long term: the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”).

Market Risks identifies, measures, follows-up, mitigates and monitors market and credit risks incurred into by the BBVA Francés Treasury (trading activity.) It is also responsible for detecting, validating and communicating to the different applications any new market variable that works as an input for the valuation of all the financial instruments, coming from the Bank or from the customers’ portfolio. As of 2012 this area will include among its regular tasks, comprehensive stress tests (credit, rate, and market risks) to comply with the BCRA's requirements of regulation “A” 4203.

The Reporting area generates information and analysis related to risk measurement, and also their assessment, concentration, delinquency by products, benchmarking surveys and other special surveys geared to risks quality.

Following international regulations and requirements of the Central Bank we organized Assessment and Internal Control within the Risk area. This sector is responsible for ensuring the existence of an updated standardized and appropriate control environment, for all the Group’s units in Argentina. In accordance with the New Basel Capital Accord (BIS II) this area focuses on calculations of expected losses and economic capital requirements on a segment basis. It also designs control procedures for loan granting, risk levels and fractioning, maximum assistance, supply, determination of risk installments by area of economic activity and type of financing. Risks technical secretary tasks have been added to this area: regulation analysis, review and coordination of audits and report to the Board of all Risk Management activities. Capital Maps involves quantifying expected and unexpected losses by type of risk for the Bank and its associated companies. This methodology is based on the BIS II methodology and its calculation methods for possible losses, the type of company involved.

The Bank continued working along this strategic line to develop internal processing in line with BIS II regulations. We exceeded the Central Bank requirements to implement BIS II in the simplified method version. This way we can obtain an expected loss calculation broken down by portfolio, area, banks, products and customers. This helps us to define risk policies and to mitigate any investment risks. At present the Bank is attempting to get parameters by item and economic region. Results obtained using the expected loss method is part of calculations to determine profitability in accordance with the overall portfolio risk.

The Internal Controls and Operational Risks Model within this area, has been updated and assessed every year since 2007. This unit is responsible for ensuring compliance by Internal and External Audit of all Sarbones-Oxley (“SOX”) law requirements and by every party involved. The Internal Control and Operational Risk Officer (CIRO) complements this tasks at different company divisions and departments by being responsible for ongoing revision, assessment and update of the Internal Control and Operational Risk Model. An assessment of the Internal Control Model for 2011 included 988 risks deemed to be critical, together with their associated controls.  As a consequence of it, there were no material weaknesses.

Furthermore, BBVA Francés fully complied in updating Operational Risk tools through the Internal Control and Operation Risk Committee in every area which dealt with the follow-up of risk factors and mitigation measures. We can be certain that the Bank has a Comprehensive Risk Management Model which is modern, updated and which undergoes an ongoing assessment process, in compliance with local regulation requirements and international standards.

Credit Recovery continued to have an outstanding role thanks to efficient management of “non-performing” and “write-off” portfolios, which resulted in a high collection level. Non-performing loans collection during the year amounted to Ps.71.3 million, while write-off collections were Ps. 55.4 million. Both of them exceeded budget figures and placed BBVA Francés among first banks with the good results in this field.  In addition, and as far as associated companies are concerned, we established liquidity risk monitoring and follow-up systems, along with market and credit monitoring for all managed portfolios.

All of the above has made it possible for BBVA Francés to close down an exceptional year from the point of view of Risk.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2011, 2010 and 2009. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2011		2010		2009
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	986,984	4.23%	474,384	2.77%	292,020	2.42%
Beverage	240,024	1.03%	382,504	2.24%	254,800	2.11%
Chemicals	1,076,272	4.62%	—	—	—	—
Construction	171,680	0.74%	137,591	0.80%	89,022	0.74%
Consumer	9,834,006	42.17%	6,816,984	39.87%	4,451,310	36.82%
Electricity, oil, water and sanitary services	190,275	0.82%	161,948	0.95%	57,789	0.48%
Financial sector	1,146,532	4.92%	772,161	4.52%	384,331	3.18%
Foodstuff	732,311	3.14%	395,994	2.32%	307,960	2.55%
Government services	46,027	0.20%	1,297,642	7.59%	1,400,243	11.58%
Industrial metals	504,499	2.16%	477,156	2.79%	328,187	2.71%
Leather and fur product	15,128	0.06%	15,077	0.09%	8,299	0.07%
Mining products	640,413	2.75%	396,875	2.32%	567,374	4.69%
Oil and carbon	207,747	0.89%	107,730	0.63%	153,418	1.27%
Others	4,929,300	21.11%	3,765,356	22.02%	2,842,973	23.52%
Other manufacturing	109,469	0.47%	61,110	0.36%	46,362	0.38%
Paper products	—	—	22,869	0.13%	20,253	0.17%
Rubber products	117,929	0.51%	80,849	0.47%	43,648	0.36%
Retail trade	942,691	4.04%	722,860	4.23%	264,130	2.18%
Services	230,226	0.99%	210,516	1.23%	119,954	0.99%
Shoes, apparel and other textile products	70,015	0.30%	49,186	0.29%	6,976	0.06%
Textile	101,578	0.44%	80,367	0.47%	39,181	0.32%
Tobacco	17,097	0.07%	6,656	0.04%	7,095	0.06%
Transportation material	253,560	1.09%	107,213	0.63%	93,105	0.77%
Wholesale trade	727,847	3.12%	528,076	3.09%	298,835	2.47%
Wood products and cork	29,248	0.13%	24,975	0.15%	12,310	0.10%
Total	23,320,858	100.00%	17,096,079	100.00%	12,089,575	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2011 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2011	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	46,027	15,728	—	—	30,299
To the financial sector	1,146,532	307,080	344,723	494,729	—
To the non-financial private sector and residents abroad	22,128,299	10,266,268	5,896,692	5,643,059	322,280
Overdrafts	2,970,793	1,760,280	1,189,169	21,344	—
With privileged guarantees	2,596,550	332,804	612,747	1,334,062	316,937
Credit cards	3,457,546	3,457,546	—	—	—
Other	13,103,410	4,715,638	4,094,776	4,287,653	5,343
Total	23,320,858	10,589,076	6,241,415	6,137,788	352,579
Percentage of total loan portfolio	100.00%	45.41%	26.76%	26.32%	1.51%

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2011, 2010 and 2009, the aggregate amount of our “cross-border outstandings” exceeding 1% of total assets at each date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency. Our cross-border outstandings are denominated exclusively in dollars, converted into pesos in the chart below.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Cross-border outstandings to Spanish borrowers	—	193,283	—
Total	—	193,283	—

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2011

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2011. Loans are stated before deduction of the allowance for loan losses.

December 31, 2011
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	355,298
Foreign currency	1,234
356,532
Fixed Rate
Pesos	19,003,721
Foreign currency	3,855,196
22,858,917
Non-performing (1)
Pesos	102,223
Foreign currency	3,186
105,409
Total	23,320,858

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2011.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	30,299	—
To the financial sector	494,729	—
To the non-financial private sector and residents abroad	5,920,535	44,804
Total	6,445,563	44,804

Allowance for Loan Losses and Loan Loss Experience

BBVA Francés classifies its borrowers in accordance with the regulations of the Central Bank, its primary bank regulator, and not in the manner established by the Securities and Exchange Commission. As a result, BBVA Francés does not keep records classifying loans as “non-accrual”, “past due”, “restructured” and “potential problem loans”, as those terms are defined by the SEC.

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

6.	“Irrecoverable for Technical Decision” if such borrower is:

(a)	In arrears for more than 180 days according to a list provided by the Central Bank, which includes:

▪	Financial institutions liquidated by the Central Bank,

▪	Entities created as a result of the privatization of public financial institutions and in the process of dissolution,
▪	Financial institutions whose licenses have been revoked by the Central Bank and are under judicial liquidation or bankruptcy, and
▪	Any trust in which Seguro de Depósitos S.A. (“SEDESA”) is the beneficiary.

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
o
Related to the buying or selling of securities through custodian banks admitted by the Central Bank (Caja de Valores, Clearstream, Euroclear or The Depository Trust Company), arising from the usual business practices in the market in which they are made;

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

Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve borrower’s situation.

The choice must be for a single parameter depending on the refinancing mode:

▪	Refinancings with regular monthly or bimonthly payments: by the timely payment of installments. This is the criterion adopted by BBVA Francés.

▪	All other forms: by capital amortization.

Criterion for deteriorating the situation by noncompliance with the refinancing and for improving it once again at a later stage.

Arrears are considered to exist in refinancing if a delay exceeding 31 days occurs.

The criteria determining the situation of a refinanced client are as follows:

1.	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

2.	To the above must be added the refinancing arrears, and according to this the situation in which the refinanced client must be placed is determined:

Example:

Assumption a)

Days of delay at the time of refinancing	Situation at the time of refinancing	Number of cancelled installments of the refinanced debt	Situation considering installment cancellations
400	Irrecoverable	6	Medium Risk

Assumption b) –new delay -

Situation at the time of incurring arrears	Minimum time of delay (days)	New delay (refinanced debt) (days)	Delay at end of month (days)	New situation
Medium Risk	91	95	186 (91+95)	High Risk

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

By Communication “A” 4683 the BCRA introduced the possibility for debtors of the Consumer and Consumer-like Portfolio to be assigned a percentage above the minimum estimate for the situation without having to be automatically reclassified to the next category. BBVA Francés has not used this possibility further supported by the regulations.

As a result of the regular revision of portfolio behaviors carried out by the Bank through back testing, it has been decided to modify the policy of allowances by adjusting the coverage percentages.

The main destination of these allowances is to generate coverage for expectations of arrears and an estimation of possible losses per portfolio and per type of financing in our entity.

Considering the applicable coverages and their regular revision and after a qualitative analysis of the environment, decisions are made as to whether the policy of allowances should be maintained or modified.

BBVA Francés has resolved to modify the allowance percentages applied for the Commercial, Consumer and Consumer-like Portfolios, as detailed below:

(i)	Percentages of allowance until June 30, 2011.

▪	Commercial, Consumer and Consumer-like Portfolio Clients in a Normal Situation:

Product	Provision Percentage
Foreign Trade	2.00
Corporate Bonds
Personal
Loans to Companies
Financial Loans
Negotiated Securities
Pledges
Checks
Credit Accounts
Credit Cards	2.50
Overdrafts
Mortgages	1.00
Other provisionable products	1.25

▪	Consumer Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	50	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	100

(*)	In the event of clients classified under the current situations by the Mandatory Reclassification process, the applicable provision percentage will be 95%.

▪	Consumer-like Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	50	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	100

(*)	In the event of clients classified under the current situations by the Mandatory Reclassification process, the applicable provision percentage will be 95%.

This Policy will be applicable except as authorized by the Special Tracking Committee.

▪	Commercial Clients Portfolio (other than normal):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	6	12	1
3	With Problems	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	100

(ii)
As of June 21, 2011 the Technical Operations Committee approved the modification of the percentages of allowance for clients who were in Normal Situation. The changes became effective on June 30, 2011 and are summarized in the table below:

Product	Commercial	Consumer-like	Consumer
Overdrafts	1.50	1.50	2.00
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1,00	1.00
Other provisionable products	1.25	1.25	1.25

(iii)
As of December 15, 2011 the Risk Management Committee (formerly Technical Operations Committee) approved the modification of the percentages of allowance for clients who were in Normal Situacion. The changes became effective on December 30, 2011 and are summarized in the table below:

Product	Commercial	Consumer-like	Consumer
Overdrafts	1.25	1.25	2.00
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1,00	1.00
Other provisionable products	1.25	1.25	1.25

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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	December 31,
	2011	%	2010	%	2009	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	23,115,935	99.12%	16,940,541	99.09%	11,878,068	98.25%
Low risk / Special tracking	99,514	0.43%	75,161	0.44%	90,007	0.74%
Medium risk / Problem	54,568	0.23%	32,929	0.19%	45,918	0.38%
High risk / High risk of insolvency	39,981	0.17%	35,114	0.21%	64,933	0.54%
Irrecoverable	10,694	0.05%	12,152	0.07%	10,392	0.09%
Irrecoverable for technical decision	166	—	182	—	257	—
Total	23,320,858	100.00%	17,096,079	100.00%	12,089,575	100.00%

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2011, 2010, 2009, 2008 and 2007 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	December 31,
	2011		2010		2009		2008		2007
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	9,450,421	98.19%	6,411,481	98.18%	4,417,993	96.47%	4,358,063	97.19%	3,332,574	98.29%
Normal (Commercial)	13,665,514	99.77%	10,529,060	99.65%	7,460,075	99.33%	8,169,520	99.39%	8,149,489	99.40%
	23,115,935	99.12%	16,940,541	99.09%	11,878,068	98.25%	12,527,583	98.61%	11,482,063	99.08%
Low risk (Consumer)	81,563	0.85%	50,854	0.78%	54,838	1.20%	55,071	1.23%	26,168	0.77%
Special tracking (Commercial)	17,951	0.13%	24,307	0.23%	35,169	0.47%	10,727	0.13%	17,733	0.22%
	99,514	0.43%	75,161	0.44%	90,007	0.74%	65,798	0.52%	43,901	0.38%
Medium risk (Consumer)	51,628	0.54%	31,016	0.47%	42,503	0.93%	33,008	0.74%	12,027	0.35%
Problem (Commercial)	2,940	0.02%	1,913	0.02%	3,415	0.05%	3,332	0.04%	4,790	0.06%
	54,568	0.23%	32,929	0.19%	45,918	0.38%	36,340	0.29%	16,817	0.15%
High risk (Consumer)	32,389	0.34%	27,252	0.42%	58,605	1.28%	35,076	0.78%	837	0.02%
High risk of insolvency (Commercial)	7,592	0.06%	7,862	0.07%	6,328	0.08%	32,736	0.40%	25,857	0.31%
	39,981	0.17%	35,114	0.21%	64,933	0.54%	67,812	0.53%	26,694	0.24%
Irrecoverable (Consumer)	8,180	0.08%	9,613	0.15%	5,364	0.12%	2,362	0.05%	17,689	0.52%
Irrecoverable (Commercial)	2,514	0.02%	2,539	0.02%	5,028	0.07%	3,458	0.03%	518	0.01%
	10,694	0.05%	12,152	0.07%	10,392	0.09%	5,820	0.05%	18,207	0.16%
Irrecoverable for technical decision (Consumer)	165	—	120	—	98	—	480	0.01%	1,260	0.05%
Irrecoverable for technical decision (Commercial)	1	—	62	—	159	—	247	0.01%	—	—
	166	—	182	—	257	—	727	0.01%	1,260	0.01%
Total consumer loans	9,624,346	100.00%	6,530,336	100.00%	4,579,401	100.00%	4,484,060	100.00%	3,390,555	100.00%
Total commercial loans	13,696,512	100.00%	10,565,743	100.00%	7,510,174	100.00%	8,220,020	100.00%	8,198,387	100.00%
Total	23,320,858	100.00%	17,096,079	100.00%	12,089,575	100.00%	12,704,080	100.00%	11,588,942	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	December 31,
	2011	2010	2009	2008	2007
	(in thousands of pesos)
Non-performing loans (1)	105,409	80,377	121,500	110,699	62,978
Total	105,409	80,377	121,500	110,699	62,978

With preferred guarantees	19,432	15,228	15,929	10,408	3,900
Unsecured	85,977	65,149	105,571	100,291	59,078
Total	105,409	80,377	121,500	110,699	62,978

(1)
Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2011, 2010, 2009, 2008 and 2007, non-performing loans include Ps.64,688 thousand, Ps.46,538 thousand, Ps.91,671 thousand, Ps.93,573 thousand and Ps.57,439 thousand, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	December 31,
	2011		2010		2009		2008		2007
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	3,425	3.25%	78	0.10%	61	0.05%	156	0.14%	20	0.03%
Beverage	19	0.02%	1	—	—	—	—	—	—	—
Chemicals	921	0.87%	—	—	—	—	—	—	—	—
Construction	401	0.38%	862	1.07%	1,498	1.23%	1,980	1.79%	774	1.23%
Consumer	92,372	87.63%	34,909	43.43%	41,814	34.41%	34,780	31.42%	12,264	19.47%
Electrical machinery	—	—	3	—	16	0.01%	—	—	1	—
Financial sector	7	0.01%	5	0.01%	—	—	—	—	—	—
Foodstuff	372	0.35%	2	—	16	0.01%	35	0.03%	26	0.04%
Government services	—	—	1	—	1	—	—	—	—	—
Industrial metals	954	0.91%	—	—	9	0.01%	1	—	5	0.01%
Leather and fur products	789	0.75%	—	—	4	—	2	—	—	—
Mining products	8	0.01%	2	—	—	—	—	—	1	—
Oil and carbon	—	—	81	0.10%	—	—	—	—	—	—
Others	1,511	1.43%	33,257	41.38%	64,826	53.35%	54,024	48.80%	39,637	62.94%
Other manufacturing	45	0.04%	56	0.07%	1	—	—	—	—	—
Paper products	432	0.41%	—	—	—	—	—	—	—	—
Printer, publishers and related industries	229	0.22%	3	—	8	0.01%	—	—	—	—
Rubber products	—	—	—	—	3	—	—	—	4	0.01%
Retail trade	330	0.31%	9,590	11.93%	8,105	6.68%	13,294	12.01%	7,526	11.95%
Services	448	0.43%	43	0.05%	156	0.13%	37	0.03%	23	0.04%
Shoes, apparel and other textile products	—	—	86	0.11%	3	—	—	—	—	—
Textile	2,126	2.02%	4	—	1	—	9	0.01%	1	—
Tobacco	—	—	—	—	5	—	—	—	—	—
Transportation material	9	0.01%	1	—	7	0.01%	4	—	—	—
Wholesale trade	820	0.79%	1,387	1.74%	4,966	4.10%	6,377	5.77%	2,696	4.29%
Wood products and cork	191	0.18%	6	0.01%	—	—	—	—	—	—
Total	105,409	100.00%	80,377	100.00%	121,500	100.00%	110,699	100.00%	62,978	100.00%
As of December 31, 2011, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.84,9 million, or 0.38% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 amounted to Ps.24.7 million, Ps.51.0 million, Ps.59.8 million, Ps.56.9 million and Ps.54.2 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007. See Note 20.6 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	December 31,
	2011	2010	2009	2008	2007
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	396,227	337,686	196,489	198,728	167,097
Provisions for loan losses	134,199	178,800	244,800	38,124	61,985
Charge-offs (1)	(85,453)	(120,259)	(103,603)	(40,363)	(30,354)
Advances	(9,668)	(23,977)	(32,520)	(1,767)	(10,311)
Consumer	(1)	(72,849)	(24,645)	(14,658)	—
Notes discounted and purchased	(21,230)	(22,842)	(26,451)	(4,499)	(8,239)
Other	(54,554)	(590)	(19,987)	(19,439)	(11,804)
Balance at the end of year	444,973	396,227	337,686	196,489	198,728
Net charge-off / average loans	0.43%	0.85%	0.85%	0.34%	0.29%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.85.5 million charged-off in the fiscal year ended December 31, 2011, Ps.45.6 million or 53.36%, were related to corporate borrowers and Ps.39.9 million or 46.64%, were related to individual consumers. Of the Ps.120.3 million charged-off in the fiscal year ended December 31, 2010, Ps.77.3 million or 64.25%, were related to corporate borrowers and Ps.43.0 million or 35.75%, were related to individual consumers. Of the Ps.103.6 million charged-off in the fiscal year ended December 31, 2009, Ps.28.4 million or 27.45%, were related to corporate borrowers and Ps.75.2 million or 72.55%, were related to individual consumers. Of the Ps.40.4 million charged-off in the fiscal year ended December 31, 2008, Ps.18.6 million or 46.06%, were related to corporate borrowers and Ps.21.8 million or 53.94%, were related to individual consumers. Of the Ps.30.4 million charged-off in the fiscal year ended December 31, 2007, Ps.21.0 million or 69.04%, were related to corporate borrowers and Ps.9.4 million or 30.96%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	December 31,
	2011		2010		2009		2008		2007
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	41,871	12.54%	34,201	14.57%	25,192	16.31%	17,131	12.74%	20,158	13.06%
Notes discounted and purchased	44,792	14.85%	29,306	12.84%	15,692	10.23%	15,194	11.19%	22,295	14.09%
Secured with mortgages	14,558	3.99%	19,412	5.18%	15,379	8.03%	10,975	8.53%	12,877	7.60%
Chattel mortgage	29,207	7.19%	17,604	5.12%	10,641	1.00%	7,015	4.61%	3,648	2.49%
Consumers loans	201,941	31.39%	214,847	30.35%	197,786	31.43%	75,869	27.90%	51,387	21.07%
Financial Loans	23,605	4.55%	12,156	3.29%	7,595	5.22%	8,909	4.98%	9,819	4.98%
Other loans to governmental sector	—	0.11%	—	3.97%	—	1.12%	—	8.67%	—	10.45%
Other	88,999	25.38%	68,701	24.68%	65,402	26.66%	61,396	21.38%	78,544	26.26%
Total	444,973	100.00%	396,227	100.00%	337,686	100.00%	196,489	100.00%	198,728	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2011, 2010 and 2009.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	6,820,551	4,427,600	3,189,377
Dollars	1,017,747	542,521	92,396
Total	7,838,298	4,970,121	3,281,773
Saving accounts
Average
Pesos	4,784,502	3,881,058	3,363,193
Dollars	2,671,586	2,273,514	1,840,846
Total	7,456,088	6,154,572	5,204,039
Average real rate
Pesos	(11.11)%	(12.60)%	(8.94)%
Dollars	(3.84)%	(8.53)%	(0.09)%
Total	(8.51)%	(11.09)%	(5.81)%
Time deposits
Average
Pesos	9,010,574	6,335,859	5,656,994
Dollars	1,918,794	1,789,633	1,871,652
Total	10,929,368	8,125,492	7,528,646
Average real rate
Pesos	(0.81)%	(4.28)%	2.33%
Dollars	(3.69)%	(8.18)%	1.53%
Total	(1.32)%	(5.14)%	2.13%

Maturity of Deposits at December 31, 2011

The following table sets forth information regarding the maturity of our deposits at December 31, 2011.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	6,742,583	6,742,583	—	—	—
Savings	9,489,758	9,489,758	—	—	—
Time deposits	12,153,974	11,192,709	665,380	292,130	3,755
Investment accounts	220,527	15,812	37,722	166,993	—
Other	558,862	544,969	3,501	10,392	—
Total	29,165,704	27,985,831	706,603	469,515	3,755

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of U.S.$100,000 or more at December 31, 2011.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	7,105,115	6,287,560	411,470	403,016	3,069
Foreign offices	—	—	—	—	—
Total	7,105,115	6,287,560	411,470	403,016	3,069

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	December 31,
	2011	2010	2009
	(in thousands of pesos, except percentages)
Net income	1,005,577	1,198,179	718,462
Average total assets (1)	35,792,946	29,485,920	26,108,529
Average stockholders’ equity (1)	3,807,586	3,336,694	2,501,248
Stockholders’ equity at the end of the fiscal year	3,868,257	3,746,915	2,926,472
Net income as a percentage of:
Average total assets	2.81%	4.06%	2.75%
Average stockholders’ equity	26.41%	35.91%	28.72%
Declared dividends (2)	—	804,000	480,000
Dividend payout ratio (3)	—	67.10%	66.81%
Average stockholders’ equity as a percentage of average total assets	10.64%	11.32%	9.58%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal year ended December 31, 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Comminications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal years ended December 31, 2010 and 2009 the dividends were paid totally in cash.

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.4.0 billion, Ps.1.9 billion and Ps.1.2 billion for the fiscal years ended December 31, 2011, 2010 and 2009, respectively. The table below shows those amounts at the end of each fiscal year.

	December 31,
	2011		2010		2009
	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate	Amount	Weighed Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	3,998,286	4.0%	1,930,388	1.1%	1,172,743	10.4%
Average during year	3,135,587	13.9%	2,419,380	1.7%	2,108,840	6.0%
Maximum month-end balance	3,998,286		4,844,829		3,314,174

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On November 30, 2011, Argentina’s banking system consisted of 64 commercial banks, of which 12 were government-owned or government-related banks and 52 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on November 30, 2011, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., Banco Macro S.A., BBVA Francés and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 54.02% of deposits and approximately 60.71% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 42.87% of all deposits and 48.49% of all loans in the Argentine financial system. The largest foreign bank at such date was Citibank. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of November 30, 2011, based on the available data of the Central Bank, such entities accounted for approximately 40.77% of deposits and approximately 31.52% of gross loans in the Argentine banking system.

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

Central Bank

The Financial Institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other papers of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of the Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. Since an amendment to the final institutions Law of February 1994, there is no distinction between locally owned and foreign owned private financial institutions. The Central Bank does not have the authority to supervise the liquidation of financial institutions.

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. The Central Bank supervises banks on a consolidated basis. It has a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external auditors of financial institutions. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—BASIC System” below. If a bank does not comply with the technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

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

Law No. 25,780 introduced amendments to the Financial Institutions Law Corporate and the Central Bank charter. Among the most significant of such modifications are the following:

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

▪
A temporary regulation was introduced, not applicable any longer, authorizing the Central Bank to: (i) provide assistance to financial institutions with liquidity and/or solvency problems, including those undergoing restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; and (ii) authorize the integration of the reserve requirements for financial institutions with financial assets other than cash, in the form of sight deposits with the Central Bank or in foreign currency accounts as per Article 28 of the Central Bank Charter.

▪	Reserves exceeding 100% of the monetary base may be allocated to the payment of obligations assumed with international financial entities.

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

Legal Reserve

The Central Bank requires that on an annual basis banks allocate a certain percentage of their net income, set by the Central Bank, to a legal reserve which is currently set at 20%. This reserve can only be used during periods in which a bank has incurred losses and has exhausted all unappropriated retained earnings and other reserves on profit. Banks may not pay dividends if the legal reserve has been impaired. However when the Legal Reserve is used to absorb losses, profits may be distributed if the balance prior to absorption were greater than 20% of the corporate capital plus capital adjustment, once this last amount is achieved.

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

(vii)	special current accounts (opened in the Central Bank) in connection with the attention of pension benefits; and

(viii)	minimum cash account of public securities and instruments issued by the Central Bank, at market value and of the same type.

Minimum daily cash: on no day of the month, as of the close of each day, may the sum of the balances admitted for integration as mentioned in (ii), (iii), (iv), (v) and (vii) above be less than 50% of the total minimum cash required as determined for the immediately preceding month, or less than 70% if the immediately preceding calculation period showed a monthly average deficiency exceeding the admitted margin to be transported. The deposits in government securities and debt instruments issued by the Central Bank will not be taken into account for purposes of the calculation of the daily minimum cash requirement.

The balances of cash accounts opened with the Central Bank as eligible for cash integrations were only compensated up to the amounts corresponding to the legal requirements for forward transactions with no remuneration for any reserve in excess of those requirements.

The Central Bank set forth the application of different requirements for deposits in pesos as opposed to foreign currencies.

The following table discloses the minimum cash requirements with respect to each type of account in force since December 2011:

Type of Account	From Dec 2011
Current accounts and sight accounts open in Credit Unions	19%
Other demand deposits, basic account and universal free account
In pesos	19%
In foreign currency	20%
Savings accounts
In pesos	19%
In foreign currency	20%
Unused balances from current account advances effected	19%
Current accounts of financial institutions (1)	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option (2):

In pesos
Up to 29 days	14%
From 30 to 59 days	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%
In foreign currency
Up to 29 days	20%
From 30 to 59 days	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
Bonds for foreign financial lines	0%
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%
From 30 to 59	11%
From 60 to 89 days	7%
From 90 to 179 days	2%
From 180 to 365 days	0%

Type of Account	From Dec 2011
In foreign currency
Up to 29 days	20%
From 30 to 59	15%
From 60 to 89 days	10%
From 90 to 179 days	5%
From 180 to 365 days	2%
More than 365 days	0%
b) Others	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%
In foreign currency	10%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%
In foreign currency	20%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	16%

(1)	Computable for payment of their Minimum Required Reserves.
(2)
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

Capital Adequacy Requirements

Basel Accord

In July 1988, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee” or “BCBS”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions.

In 2007 the Central Bank published its road map for the implementation of the capital adequacy requirements contained in the document “International Convergence of Capital Measurement and Capital Standards”, issued by the Basel Committee and known as Basel II. The first stages were carried out as planned: publication of best practices for risk management, seminars, review of supervision processes on the basis of the best practices being encouraged by the BCBS, analysis of the areas subject to “national discretion” in the calculation of regulatory capital, and publication of the text “Guidelines for Operational Risk Management in Financial Institutions”.

Following the sub-prime lending crisis that spread in 2008 and 2009, the BCBS published in December 2010 a set of measures known as Basel III, designed to increase the capacity of the system to absorb shocks from stress situations and improve risk management and the transparency of bank disclosures.

Basel III incorporates the terms of Basel II, contained in three “pillars”:

-
Pillar 1 provides supervisors with a number of options to quantify capital requirements for credit, operational and market risk, and define which components of an institution’s net worth are eligible to satisfy those requirements.

-	Pillar 2 describes the process to be followed by institutions to evaluate the sufficiency of their capital in relation to their risk profile.

-	Pillar 3 establishes minimum information requirements that financial institutions must provide on the adequacy of their capital.

▪	Minimum Capital

Since the introduction of Basel I, financial institutions must keep an amount of total capital not less than 8% of their risk weighted assets. Items going towards compliance with this capital requirement are classified in two groups:

-	Core capital (Tier 1), and

-	Supplementary capital (Tier 2).

According to Basel II, at least half of the capital requirement should be composed of core capital, preferably common equity, a category that includes both common shares and retained earnings.

Had the Basel Accord been applied to us at December 31, 2011, our Total Capital would have been approximately 1.46 times the minimum required.

Basel III establishes more demanding requirements, as banks must comply with three minimum ratios in relation to their risk-weighted assets:

-	4.5% for common equity (for which the qualifying criteria are more restrictive than for Basel II),

-	6% for Tier 1 capital, and

-	8% for total capital.

These new capital composition requirements ensure that there will be greater capacity to absorb losses in stress situations. It should be noted that although international standards foresee a gradual implementation of these three requirements as from 2013, in Argentina the average current composition of financial institutions’ net worth ensures that the total capital could be met out of common shares and reserves.

▪	Capital Conservation Buffer

The so-called capital conservation buffer imposes an additional capital requirement equivalent to 2.5% of risk-weighted assets that must be satisfied by common equity. Its purpose is to be able to count on sufficient reserves to absorb additional losses generated at times of economic and financial stress. In fiscal years in which the common equity is less than 7% of risk-weighted assets (the 4.5% base requirement plus the new conservation buffer), rising constraints are established for financial institutions, that will not be able to pay dividends, award discretionary bonuses or perform share buybacks.

In Argentina the financial system operates with a considerable capital excess. Furthermore, the current system for the retention of earnings leads to a capital integration excess.

▪	Countercyclical Capital Buffer

The goal of the countercyclical capital buffer is to offset the procyclical nature of the financial system. In times of exceptional credit growth at aggregate level, financial institutions will be required to boost the level of their common equity by up to 2.5% of risk-weighted assets.

▪	Leverage Ratio

Basel III complements risk weighted asset capital requirements with a limit on total leverage. This limit, known as the leverage ratio, is the ratio between core capital (Tier 1) and total assets without risk weighting, both on and off balance sheet, plus derivatives. At international level, this ratio has initially been set at 3%. In Argentina, financial institutions record a leverage lower than the proposed maximum. Although Basel II establishes a capital requirement for the market risk generated by foreign currency positions, no cap is placed on them. On the other hand, Basel III introduces a limit through the leverage ratio, set in relation to total exposure regardless of the currency in which the assets are stated. Argentine regulations limit direct exposure to currency risk. Furthermore, with the aim of preventing the indirect exposure generated by the granting of loans denominated in foreign currency to agents whose income is in pesos, regulations in Argentina only allow funds obtained from deposits in foreign currency to be lent to customers who generate income in the same currency.

▪	Macroprudential Supervision

The reforms introduced by Basel III have two main objectives. One is; to ensure that individual banks can show resilience in periods of stress, known as “microprudential”; and the other one, complementary and broader, to discourage the building up of risks across the banking sector, as well as their procyclical amplification, known as “macroprudential”.

As part of its “macroprudential” policy, Argentina has introduced a mandatory 30% reserve requirement on short-term funds from abroad that are not intended for direct investment.

▪	Liquidity Coverage Ratio

The liquidity coverage ratio (LCR) is based on the methodologies used by international banks. It will be calibrated so that financial institutions can tolerate stress scenarios over a thirty-day period. Once again, requirements in force for our own financial system are stricter than those established by the international standard.

▪	Net Stable Funding Ratio

The NSFR will be calibrated on the basis of long-term liquidity and structural mismatching in the composition of sources of funding. The design of the NSFR is based on net liquid assets and liquid capital methodologies used by internationally active banks. Banks should hold sufficient stable sources of funding (net worth and long-term liabilities) to fund the proportion of their assets that they cannot monetize within a term of one year.

▪	Intensive Supervision of Systemically Important Institutions

The Financial Stability Board (“FSB”) and the BCBS are working on the design of an appropriate regulatory framework for global systemically important financial institutions (G-SIFIs). Alternatives being evaluated include setting more demanding capital requirements than those foreseen by Basel III.

In line with the commitments assumed, the BCRA has been working on the implementation of the terms of Basel III, adapting them to take into account the particular conditions in emerging countries, experience gained from the financial and banking crises suffered by Argentina, the characteristics of our financial system and current legislation.

In May 2011 the BCRA resumed its preparatory work for the implementation of Basel II. The stages already completed were supplemented by Communication “A” 5203 containing the “Guidelines for Risk Management in Financial Institutions” and by systemic impact tests related to the adoption of standardised approaches for the calculation of credit and operational risk capital requirements.

During 2012, regulations will be published for Pillar 1 operational risk and credit risk (except for securitisation transactions, which in Argentina are considerably less significant than in developed countries), and the requirements will be set, calculated according to both the new regulations and the current ones.

In addition, during the course of 2012 activities will take place to promote and spread information about the procedures regarding the evaluation of capital adequacy from financial institution. Publication of Internal Adequacy Assesment Process standards and Supervisory Review and Evaluation Process pilot tests will take place as from 2013, the year in which the implementation of the Basel III will star unless the international agenda is modified. These activities will be additional to the observation and supervision of leverage and liquidity that should be carried out during the rest of this year and next year.

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

Minus:

Balances favorable to the entity as registered in the assets, corresponding to the minimum presumed income tax for such portion as exceeds 10% of the basic net equity without computing this item, or 10% of the Bank’s RPC for the preceding period, whichever is smaller;

Plus:

“Complementary Net Worth”, which includes 50% of loan loss provisions for loans to borrowers classified as “Normal” under Central Bank rules, certain subordinated debt and certain unaudited net income, minus unaudited losses and certain items such as permanent investments in other financial institutions and intangible assets.

Minimum Capital must be, at least, the greater of:

▪	Minimum basic capital, and

▪	The sum of minimum capital required for credit risk, market risk, interest rate risk and operational risk.

Differential requirements were established for banks and other financial entities, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to Central Bank criteria, which now enjoy less stringent requirements with respect to minimum basic capital. In addition, those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of Ps.50 million or the equivalent of 5% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

The minimum capital requirement for credit risk is the sum of:

(a)	10% of the value of our fixed or illiquid assets;

(b)	8% of the value of certain categories of financial or liquid assets, net of certain allowances and reserves, multiplied by a coefficient based on the perceived risk of such assets; and

(c)	8% of certain assets of the non-financial public sector under special valuation criteria determined by the Central Bank.

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

The Central Bank introduced by Communication “A” 3986, effective as of January 2004, the application of a correction coefficient (ALFA 1) for the purpose of temporarily reducing the minimum capital requirement for credit risk with respect to certain assets and financing transactions granted to the non-financial public sector until to May 31, 2003. The coefficient for the periods covered in this report is:

Period	ALFA1

January / December 2007	0.50
January / December 2008	0.75
From January 2009	1.00

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

“Local Assets” include:

▪
debt securities issued by the National Government and instruments of monetary regulation of the BCRA included in the list of volatilities recorded at fair value and quotas in common investment funds that invest in those securities; and

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

Minimum Capital Requirement for Rate Risk: extends to all assets and liabilities for financial intermediation not included in the computation of market risk. It tries to capture the risk arising when sensitivity of the asset to changes in the interest rate does not match with that related with the liabilities.

According to the Central Bank regulations on minimum capital requirements, the financial entities must adjust to such regulations on an individual and consolidated basis.

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

Minimum Capital Requirement for Operational Risk: it is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk. Financial entities must establish a system for the management of Operational Risk that includes policies, processes, procedures and the structure for their adequate management.

Seven operational risks event types are defined, according to internationally accepted criteria:

▪	internal fraud;

▪	external fraud;

▪	employment practices and workplace safety;

▪	clients, products and business practices;

▪	damage to physical assets, resulting from acts of terrorism and vandalism, earthquakes, fire or flood;

▪	business disruption and system failures; and

▪	execution, delivery and process management.

The Operational Risk management process comprises the following stages:

1.
Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the bank.

2.
Monitoring: an effective monitoring process is required, to quickly detect and correct deficiencies in the policies, processes and procedures for managing Operational Risk. In addition, the development of indicators should be analysed to detect deficiencies and undertake corrective actions.

3.
Control and mitigation: financial entities must have an appropriate control system to ensure compliance with internal policies, and they should re-examine control and operational risk reduction strategies with at least an annual frequency in order to make the necessary adjustments.

Financial institutions should be able to count on contingency plans and business continuity programmes that are in accordance with the size and complexity of their operations, to ensure the continuity of their operating capacity and reduction of losses in the event of a business interruption.

The following table presents, at December 31, 2011, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 20.13 to the Consolidated Financial Statements.

December 31, 2011
(in millions of Pesos, except percentages)
Basel Accord
Total capital	3,813.6
Risk-weighted assets	32,649.6
Ratio of total capital to risk-weighted assets (1)	11.7%
Required capital	2,612.0
Excess capital	1,201.6

Central Bank’s Rules (2)
Total capital	3,684.1
Risk and Fixed weighted assets	24,466.8
Ratio of total capital to risk-weighted assets (3)	15.1%
Required capital (4)	2,432.8
Excess capital	1,251.3

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8% (depending upon the nature of the asset) by application of an alpha correction factor equal to 0.05 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.90.7 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as register of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

Rule on valuation of public sector debt instruments and BCRA’s monetary regulation instruments

The holdings of Goverment securities and instruments issued by the Central Bank may be valued: (i) at fair value or (ii) at cost value increased according to their internal rate of return.

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

General Exchange Position

As at the date of this report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

▪
15% of the equivalent in dollars of their Bank’s RPC, as registered at the close of the month that is two months prior to the relevant month plus the amount that results from multiplying 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is two months prior to the relevant month; and

▪
a minimum equivalent to U.S.$8,000,000, which may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. BBVA Francés maintains the limit indicated in the immediately preceding bullet point.

The maximum limit is reduced by 50% if the financial entity has a debt on record for rediscounts and/or advances with the Central Bank for an amount exceeding 50% of the latest RPC recorded by the entity, excluding from that calculation debts with foreign creditors which the entity chose to refinance in terms of Communication “A” 3941 of the Central Bank.

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

Global Net Position

Global Net Position could not exceed the folowing limits:

▪
Negative global net position (liabilities exceeding assets), may not exceed 15% of the RPC, with the possibility of an additional 15% to the extent that the entity at the same time has recorded: (a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of such limit and (b) an increase in the minimum capital requirement equivalent to the increase of the general limit of the global negative net position in foreign currency.

▪	Positive global net position (assets exceeding liabilities), is the lesser of the following:

(1)	30% of the RPC, and

(2)	Own liquid resources.

Own liquid resources means the excess of RPC with respect to immobilized assets and other concepts computed according to the rules on “Relationship of Immobilized Assets and Other Concepts”. See “Fixed Assets and other items” below.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the General Foreign Exchange Position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, any Central Bank bills in U.S. dollars as well as foreign currency debt securities. Term transactions made within a framework agreement in the area of self-regulatory markets of the country based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered.

Any excess above the limits will be subject to a charge amounting to the greater of twice the annual rate at due date arising from the tendering of letters by the Central Bank in dollars or twice the LIBOR rate at thirty days for transactions in such currency.

The limits for the positive global net position are suspended since May 1, 2005.

For financial information regarding our net foreign currency exposure, see Note 20.12 to the Consolidated Financial Statements.

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

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Various credits (including the net balance favorable to the given entity corresponding to the Tax on minimum presumed income or “TOMPI”).

▪	Property for own use.

▪	Various property items.

▪	Organization and development expenses, undeductible of Basic Net Worth.

▪	Goodwill.

▪	Financing transactions for related clients.

Excluded from the above items are those assets deductible for calculating the entity’s RPC and assets affected as guarantee for certain operations mainly related to derivatives, as well as the financing transactions with certain related companies, provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

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

The Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

▪	Entities with a CAMEL rating of 1 to 3:

(i)	For each related client:

1.	General:

a)	Transactions with guarantee: 10% RPC

b)	Transactions without guarantee: 5% RPC

2.	Complementary services entities or companies subject to consolidation:

Granting financial entity	Rating of the recipient	General	Additional
			Tranche I	Tranche II	Tranche III
with rating 1, 2 or 3	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	10%	—	—	—
with rating 4 or 5	1 to 5	0%	—	—	—

Complementary services companies	Rating of granting entity	General	Additional
			Tranche I	Tranche II	Tranche III
stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards	1	100%	—	—	—
	2	10%	90% for financing transactions for an agreed initial term of up to 180 days.	—	—
	3	10%	—	—	—
	4 or 5	0%	—	—	—
credit card issuers	1	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	2	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	3	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	4 or 5	0%	—	—	—

3.	Investment grade bank from abroad: 10% RPC.

(ii)	For all linked clients, excepting financial entities or complementary services companies, subject to consolidation: 20%.

(iii)	Total of financing transactions for linked clients plus total of frozen assets, excluding complementary leasing, factoring and credit card issuing services: 100%.

▪	Entities with a CAMEL rating of 4 or 5: are prohibited from lending to or investing in Related Person, except in the following situations and under the following limitations:

(i)	foreign financial institutions which are subsidiaries of the domestic institution subject to oversight on a consolidated basis (Communication “A” 2829 of the Central Bank);

(ii)	foreign banks controlling domestic financial institutions or their branches or subsidiaries abroad (Communication “A” 2829 of the Central Bank);

(iii)	when the Related Person is a company that has been fully consolidated by the bank and is exclusively involved in certain activities that are complementary to financial intermediation; and

(iv)
foreign financial entities not subject to consolidated supervision or when the Related Person is a company expressly referred to as an exempted entity under the limitation establish by the Article 28 inc. a) of Law No. 21,726 and only in respect of equity investments.

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

At December 31, 2011, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to Related Persons totaled Ps.167.7 million, or 4.54% of BBVA Francés’ RPC.

Non-financial Public Sector

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

The Central Bank may agree on the general treatment for persons of the non-financial private sector, to all effects of the rules applicable on the subject to public sector companies which are not incorporated under Law No. 20,705 and which also comply with the following requirements:

▪	Their creation must have been ordered by a national law or decree by the Federal Executive;

▪
They must create a stock corporation according to the rules of Chapter II, Sections V and VI of the Law of Corporations Number 19,550 (stock corporations and corporations with majority state participation);

▪	They must have majority National State participation, be it direct or indirect, according to the provisions of said Law;

▪	They must be the purpose of developing of activities for oil reservoirs, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy.

▪	They must be subject to internal and external control by the National Public Sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

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

(iv)
public debt instruments of the Argentine government subscribed by financial entities through swap, payment or exchange since January 1, 2009, within the framework of specific regulations issued by the relevant authority; or

c)
From new transactions if excesses are registered in accordance with points a) and b) above, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services of the aforementioned debt. These transactions include the amounts that apply to the primary subscription of government securities with an anticipation of up to 180 days to their due date. This deadline was extended by 180 days to operations disposed as of January 1, 2009 under the specific provisions of the competent authority.

d)
In addition a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out the purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk, that is to say, with such volatility as informed by the Central Bank, provided it does not exceed the equivalent to 25% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the allocation at market value of national public securities holdings, and iii) funds received for amortization services corresponding to the public sector assets involved.

e)
From participations greater than 50% by the Government as trustee in financial trusts to finance the construction area as provided for in subsection i), paragraph 3.2.4 of the “Financing to Non Financial Public Sector” rules.

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

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision”. In addition, the Central Bank established a mandatory general allowance requirement for all performing loans. See “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Priority of Deposits

Law No. 24,485 as amended sets forth that in case of judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to 50,000 pesos per person (including any amount of said person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.50,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the Bank and that directly affect international commerce.

Furthermore, pursuant to article 53 of Law No. 21,526, as amended, Central Bank credits will have absolute priority over the other credits, except for pledged or mortgaged credits, certain labor credits, the depositors' credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial entities due to temporary lack of liquidity, advances in favor of financial entities with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the Banking Liquidity Fund backed by pledge or mortgage.

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

Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the Mercado Abierto Electrónico (“MAE”) and authorized to act as over-the-counter brokers (“agentes de mercado abierto”). The MAE is a self-regulatory institution that has been authorized by the CNV. In our capacity as an over-the-counter broker, we are subject to MAE rules and the supervision of the CNV as our primary regulator, and accordingly, we must comply with certain reporting requirements.

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

Dissolution and Liquidation of Financial Institutions

As provided in the Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then submit such decision to a competent court, which should determine whether the corporate authorities or an appointed independent liquidator will liquidate the entity. The court’s decision will be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

Pursuant to the Financial Institutions Law, the Central Bank no longer acts as liquidator of financial institutions. However, if a restructuring plan has failed or is not deemed feasible, or violations of local laws and regulations have been incurred, or significant changes have occurred in the institution’s condition since the original authorization was granted, then the Central Bank may revoke a bank’s license to operate as a financial institution. In this event, the law allows for judicial or extra-judicial liquidation. During the liquidation process and once the license to operate as a financial institution has been revoked, a court of competent jurisdiction may adjudge the former financial institution in bankruptcy or a petition in bankruptcy may be filed by any creditor of the bank after a period of 60 calendar days has elapsed since the license was revoked.

Money Laundering

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

On April 13, 2000, the Argentine Congress enacted Law No. 25,246 (as amended by Laws No. 26,087, 26,119 and 26,268) which defines money laundering as a type of crime. Also, such law creates the so-called Financial Information Unit (“FIU”), which establishes an administrative criminal system and replaces several articles of the Criminal Code.

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

Law No. 26,476, published and in force since December 24, 2008 and declared a public policy rule, establishes a system of tax regularization, promotion and protection of registered employment with priority for small and medium-sized entities, and of declaration and repatriation of capital. Subjects who decide to adhere to the declaration and repatriation of capital must comply with the provisions of Law No. 25,246 on asset laundering prevention. The term in order to adhere to this repatriation has expired, but the term regarding the registration of employment and tax regularization is still in force. Excluded from its scope of application are the amounts deriving from conducts liable to be included in article 6 of Law No. 25,246, with the exception of tax evasion or attempted tax evasion situations. The Argentine Public Revenue Administration – the Argentine Tax Authority (“AFIP”) issued this regulation on February 2, 2009.

Moreover, Decree No. 1936/10 issued on December 9, 2010, introduced important changes into the Anti-Money Laundering Legislation. The principal dispositions of this Decree are to: (i) set forth the new role of the FIU, as the representative of the State to the FATF; and (ii) determine that each controlling entities must appoint a member of the board of directors as the maximum authority for Anti-Money Laundering Policies in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer or other person will be responsible for the implementation, tracking, and control of internal procedures to ensure compliance with the regulations.

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

We hold a 10,5337% equity interest in the company “Seguros de Depósitos Sociedad Anónima” as of December 31, 2011.

The amount covered by the deposit guarantee system is Ps.120.000. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.120,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.120,000 are also included in the guarantee system up to the Ps.120,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

The Argentine insurance system was financed by monthly contributions from all financial institutions operating in Argentina. These contributions are equivalent to 0.015% of average daily balances of demand deposits, time deposits, term investments, salary account of social security and fixed assets of previous concepts.

Furthermore, institutions must make an additional contribution which will depend on the rating assigned by the Central Bank, the excess recorded in the integration of the RPC and the portfolio quality. This additional contribution may not exceed the standard contribution once.

SEDESA may issue nominative non-endorsable securities to be offered to depositors as payment of the deposit guarantee whenever it did not have sufficient funds for such purpose. Such securities, whose conditions would be established for general purposes by the Central Bank, must be accepted by the financial entities in order to constitute deposits.

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

The Consumer Price Index (CPI) for Greater Buenos Aires (GBA) increased 8.5% year-over-year as of the end of 2007. Due to the fact that methodological changes introduced in the GBA CPI index were not applied in all of the provinces, the national inflation rate, excluding the GBA, rose to 12.3% year-over-year to December 2007.

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

In 2009, economic activity in Argentina was also affected by the Global Financial Crisis, and, to a lesser extent by the swine flu, all of which led to a strong deceleration in GDP growth after six years of continuous increases. Preliminary data as provided by the EMAE showed that the economy grew by only 0.8% during 2009.

As a consequence of the slowdown and higher uncertainty, the unemployment rate increased from 7.3% in the fourth quarter of 2008 to 8.4% in the last quarter of 2009.

Tax collection increased by 13.2% as a result of social security contributions (up by 48.1%). Primary expenditure was up by 30.2% prompted mainly by capital expenditures and salaries. Primary surplus was Ps.17,286 million.

CPI for the GBA increased by 7.7% in 2009.

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

Economic activity was very dynamic in 2011 and the high growth rates of the previous year continued, in spite of the political cycle and despite the international financial tensions that continued to be on the high side. The economy grew on average by 8.8% year over year according to the Monthly Economic Activity Indicator (EMAE), which is a proxy for GDP.

Strong growth had a positive impact on employment as, similarly to 2010, more jobs were created. Unemployment rates in the fourth quarter were 6.7%. In 2011, formal private sector salaries increased by 35.8% while wages in the informal private sector rose by 32.8% year over year and by 9.7% year over year in the public sector.

In 2011, the primary fiscal surplus contracted due to a 32.1% year over year increase in public spending led by rising transfers to the private sector (up 36.9%) and a 37.4% increase in pensions and social security payments. Tax collections were up by 28% during de year, spurred by Income Tax, VAT and Social Security contributions.

The Consumer Price Index of the Greater Buenos Aires area increased 9.5% in 2011, slightly below 10.9% to December 2010. This was mainly due to more moderate increases in the prices of Food and Beverages.

The external trade sector continued to record positive results in 2011 due to an improvement in the terms of trade, as export prices were up 16% during this period, while import prices rose 10% year over year on average. In terms of volumes, however, exports only increased by 6% while imports were up by 19%, driven by a buoyant economy and real peso appreciation. As a result of this, nominal exports grew 24% during the year, and nominal imports increased 31% year over year, so the trade surplus fell by 11% compared to 2010.

In the foreign exchange market, the main characteristic of 2011 was strong portfolio dollarization. Net foreign assets of Argentine residents (mostly resulting from purchases of U.S. dollars) increased by U.S.$21.5 billion during 2011, practically doubling the outflows recorded in 2010.

Effects of Recent Events on BBVA Francés

After 2002, the Argentine economy recovered significantly, maintaining a GDP growth of 8.2% on average until 2008. During the year 2009 the economic activity in Argentina was affected by the Global Financial Crisis, causing a reduction of the GDP of 2.1%.

However, during 2010, the Argentine economy reached again a very good level of growth (8.7% of GDP), prompted by consumption and investment, showing once more its capacity of adapting to the new economic environment. After the 2010 re-opening of the debt swap, 95% of sovereign bonds are now out of default and negotiations with Paris Club are underway, which helped to achieve a credit upgrading in 2010.

The high growth rates continued during the year 2011, in spite of the political cycle, which included several elections in the provinces, along with presidential and congressional elections in October, and despite the international financial tensions that continued to be on the high side. The economy grew on average by 8.8% according to the EMAE, which is a proxy for GDP. Like in 2010, growth was driven mainly by investment, private consumption and public consumption, whereas export performance was more subdued.

As a consequence of a stronger portfolio dollarization and the fact that the Treasury continued to use international reserves to settle dollar-denominated public debt amortizations through the “Debt Relief Fund” (Fondo de Desendeudamiento) created in 2010, BCRA’s international reserves fell to U.S.$46,276 million at the end of 2011, down by U.S.$5,914 million compared to U.S.$52,190 at the end of 2010.

In the financial system, private sector deposits in pesos increased by 25.5% in 2011, while private sector loans continued to grow substantially, outperforming the already strong rates recorded in 2010, reflecting increased economic activity, dynamic private consumption and low interest rates. Credit to the private sector rose by 48.3% by year end.

2011 has been a year of great achievements for BBVA Francés. Improvements were implemented in the risks and attributions policies, which made it possible for us to get closer to our customers in a different way. We launched a special loan line for companies, signed major agreements to finance agricultural machinery and entered into customized innovative agreements with the vendors rendering special services to these customers.  As a result of all these efforts it was possible to see a 47% increase in a loan portfolio.

In the retailers market, the active portfolio increased 45%, which was a result of the tremendous efforts made by each one of the areas involved.  BBVA Francés reviewed its products, making them more customer-friendly, offered more assistance and optimized the loan granting process. On the other hand, the Bank continued giving its customers the best possible discounts and benefits with their credit cards.

As far as liabilities are concerned, BBVA Francés was also able to manage a significant increase in the deposits base, which made it feasible to increase its share in the private market to 8.6% as of December 31, 2011.

BBVA Francés returned to the capital markets, successfully placing the first issuance of corporate bonds under its U.S.$500 million global program, aimed at funding business growth. The total amount issued exceeded Ps.185 million. In January 2012, the second issuance took place; also registering high demand, ending in Ps.148.9 million. The market’s response demonstrates the confidence that BBVA Frances enjoys, together with the expectations for growth and development anticipated for the Bank.

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

We are a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. In the Massa Case, the Supreme Court confirmed by a majority vote of its members the validity of the emergency legislation enacted as a response to the Argentine Crisis. In other words, the Supreme Court accepted the re-denomination into pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Government whose unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into pesos at the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non-compoundable 4% interest rate accruing as of the establishment of restrictions upon the availability of bank deposits or as of the date of maturity of the deposit if it was after February 28, 2002, subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which the Supreme Court lays down a methodology that consists of calculating the amount to be reimbursed in pesified deposits if there were partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawn on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa Case. Additionally, the Court placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in dollars of the original deposit. As of December 31, 2011 and 2010, we estimated this contingency and it has raised allowances for the total amount.

At December 31, 2011, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly installments from April 2003. As of December 31, 2011 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2011 amounting to Ps.1,359,260. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 21.14 to Consolidated Financial Statements).

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

As already indicated in Note 5.1. to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for Ps.109,600 and Ps.62,300 as of December 31, 2011 and 2010, respectively, should be recovered.

(2)	Derivative financial instruments

As explained in Notes 3.4.14. and 12 to the Consolidated Financial Statements, as of December 31, 2011 and 2010, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in Ps.11,293 and would have increased in Ps.2,594, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2011, 2010 and 2009 would have been Ps.13,887 (loss), Ps.2,470 (income) and Ps.3,705 (income), respectively.

(3)	Consolidar AFJP S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a Ps.20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 and 2010 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

(4)	Consolidar Retiro. S.A. building acquisition

On June 7, 2011, the Bank acquired from Consolidar Retiro the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a Ps.7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

▪	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As of December 31, 2010, the Bank charged to the account “Unrealized valuation difference” in stockholders' equity an income of Ps.88,131, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010 and 2009, Ps.102,264 (income) and Ps.166,986 (income), respectively, should have been charged to income for each fiscal year.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in Argentina

a)
Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N. for its Spanish acronym) and the professional accounting standards in force in Argentina:

(i)
Federal Government secured loans - Decree No. 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 693,449 as of December 31, 2010 were valued in accordance with the regulations of the S.S.N.

(ii)	The portfolio of Government securities in investment accounts held by Consolidar Cía. de Seguros de Retiro S.A as of December 31, 2010 was booked in accordance with the standards of the S.S.N.

(iii)
In the Other Liabilities caption, Consolidar Cía. de Seguros de Retiro S.A included, as of December 31, 2010, the balance from the technical commitments incurred with the insured. The abovementioned caption included Ps.7,913, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., would be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

(iv)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(v)
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

(vi)
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

(i)
Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2010 and 2009 amounted to Ps.1,728 (income) and 7,435 (income), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by Ps.10,380 and Ps.5,972 as of December 31, 2011 and 2010, respectively.

(iii)
The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings).

Operating Results

The Bank presents its Consolidated Financial Statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No. 19), using an adjustment rate derived from the internal WPI published by the INDEC.

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

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 21 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

Results of Operations for the Fiscal Years Ended December 31, 2011, 2010 and 2009.

Overview

Our net income for the fiscal year ended December 31, 2011 was Ps.1,005.6 million (including an income from discontinued operations of Ps.58.7 million). This income was mainly due to a 31.84% increase in Service Charge Income; a 65.70% decrease in Other Expenses; a 60.07% increase in Other Income; a 26.03% decrease in Allowances for Doubtful Loans and a 72.84% decrease in Minority Interest in Subsidiaries, partially offset by a 18.37% decrease in Gross Intermediation Margin; a 16.04% increase in Operating Expenses; a 74.88% increase in Income Tax and a 27.87% increase in Service Charge Expenses;.

Our net income for the fiscal year ended December 31, 2010 was Ps.1,198.2 million (including income from discontinued operations of Ps.34.9 million). This income was mainly due to a 18.80% increase in Gross Intermediation Margin; a 23.43% increase in Service Charge Income; a 23.48% decrease in Other Expenses; a 27.08% decrease in Allowances for Doubtful Loans and a 15.00% decrease in Income Tax. This income was partially offset by a 23.59% increase in Operating Expenses; a 45.29% increase in Service Charge Expenses; an 18.93% decrease in Other Income and a 109.24% increase in Minority Interest in Subsidiaries.

Financial Income

Our Financial Income decreased 0.73% to Ps.3,814.7 for the fiscal year ended December 31, 2011 from Ps.3,842.7 for the fiscal year ended December 31, 2010 and increased 7.93% from Ps.3,560.2 million for the fiscal year ended December 31, 2009.

The Financial Income discussed above includes income from discontinued operations of Ps.249.7 million, Ps.544.4 million and Ps.520.7 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

The components of our Financial Income are reflected in the following table.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Interest on cash and due from banks	2	13	29
Interest on loans to the financial sector	136,903	99,820	203,089
Interest on overdraft	420,127	301,832	366,655
Interest on loans with privileged guarantees	318,584	216,412	213,426
Interest on credit card loans	361,658	229,657	182,231
Interest on other loans	1,455,611	1,153,528	996,762
Net income from government and private securities	493,185	1,471,135	1,042,950
Net income from options	404	4,494	—
Interest from other receivables from financial transactions	31,725	13,249	1,322
Indexation by benchmark stabilization coefficient (CER)	96,873	9,117	11,017
Other	499,613	343,414	542,722
Total	3,814,685	3,842,671	3,560,203

The decrease in Financial Income during the fiscal year ended December 31, 2011 was mainly due to a decrease in net income from government and private securities, net income from options and interest in cash and due from banks. These decreases were partially offset by an increase in interest on other loans, other financial income, interest on credit card loans, interest on overdraft, interest on loans with privileged guarantees, indexation by benchmark stabilization coefficient (CER), interest on loans to the financial sector and interest from other receivables from financial transactions. This variation reflected a decrease in nominal interest rate of interest earning assets partially offset by an increase in average volume of assets.

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

	December 31, 2011 vs. December 31, 2010 Increase (Decrease)	December 31, 2010 vs. December 31, 2009 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	598,341	368,956
average nominal rates of interest-earning assets	(617,150)	(110,459)
the volume and average nominal rates of interest-earning assets	1,984	(958)
Net Change	(16,825)	257,539

Financial Expenses

Financial Expenses increased 64.51% to Ps.1,345.5 million in the fiscal year ended December 31, 2011 from Ps.817.8 million in the fiscal year ended December 31, 2010 and decreased 19.34% from Ps.1,014.0 million in the fiscal year ended December 31, 2009.

The Financial Expenses discussed above include an income from discontinued operations of Ps.10.3 million for the fiscal year ended December 31, 2011 and include a loss from discontinued operations of Ps.3.1 million and Ps.38.5 million for the fiscal years ended December 31, 2010 and 2009.

The components of our Financial Expenses are reflected in the following table.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Interest on checking accounts		5,298	21,719
Interest on savings deposits	9,183	6,670	10,002
Interest on time deposit (1)	1,045,268	610,376	746,267
Interest from other liabilities from financial transactions	34,054	6,424	9,252
Indexation by benchmark stabilization coefficient (CER)	168	240	375
Net expense from options	—	—	2
Other	256,730	188,815	226,342
Total	1,345,403	817,823	1,013,959

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.211.2 million, Ps.143.3 million and Ps.131.8 million as of December 31, 2011, 2010 and 2009, respectively.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2011, 2010 and 2009 due to increases in the volume of time deposit and savings deposits.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases in nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2011 vs. December 31, 2010 Increase / (Decrease)	December 31, 2010 vs. December 31, 2009 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	203,538	29,849
average nominal rates of interest-bearing liabilities	287,880	(265,974)
the volume and average nominal rates of interest-bearing liabilities	244	683
Net Change	491,662	(235,442)

Our average interest-bearing liabilities increased 21.84% from Ps.15.5 billion in fiscal year 2010 to Ps.18.9 billion in the fiscal year ended December 31, 2011. This increase was mainly attributable to increases in savings accounts, time deposits, borrowing from the Central Bank borrowings from other financial entities and corporate bonds, partially offset by a decrease in other liabilities. Average dollar-denominated and peso-denominated savings accounts increased 17.51% and 23.28% from Ps.2,273.5 million and Ps.3,881.0 million in the fiscal year ended December 31, 2010 to Ps.2.671.6 million and Ps.4,784.5 million in the fiscal year ended December 31, 2011, respectively. Average dollar-denominated time deposits increased 7.22% from Ps.1,789.6 million in the fiscal year ended December 31, 2010 to Ps.1,918.8 million in the fiscal year ended December 31, 2011 and average peso-denominated time deposits increased 42.03% from Ps.6,302.2 in the fiscal year ended December 31, 2010 to Ps.8,951.3 million in the fiscal year ended December 31, 2011.

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

See “Item 4. Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.2,469.3 million in the fiscal year ended December 31, 2011 represented a 18.37% decreased over our Gross Intermediation Margin of Ps.3,024.8 million in the fiscal year ended December 31, 2010, which in turn represented a 18.80% increased over our Gross Intermediation Margin of Ps.2,546.2 million in the fiscal year ended December 31, 2009.

The Gross Intermediation Margin discussed above includes gains from discontinued operations of Ps.260.0 million, Ps.541.3 million and Ps.482.2 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

The following table sets forth the changes in our Gross Intermediation Margin:

	December 31, 2011 vs. December 31, 2010 Increase (Decrease)	December 31, 2010 vs. December 31, 2009 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	394,803	339,107
average nominal rates of interest-earning assets and interest-bearing liabilities	(905,030)	155,515
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	1,740	(1,641)
Net Change	(508,487)	492,981

The decrease in the Gross Intermediation Margin in the fiscal year ended December 31, 2011 was principally due to a decrease in the yield spread (nominal basis) from 9.95% in the fiscal year ended December 2010 to 5.69% in the fiscal year ended December 31, 2011, increase in the volume of interest-bearing liabilities, increase of average nominal rates of interest-bearing liabilities and decrease in average nominal rates of interest-earning assets partially offset by increase in the volume of interest-earning assets.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.132.7 million in the fiscal year ended December 31, 2011, a 26.03% decrease over Ps.179.4 million in the fiscal year ended December 31, 2010, which represents a 27.08% decrease over Ps.246.0 million in the fiscal year ended December 31, 2009. The decrease in fiscal year ended December 31, 2011 was mainly due to the continuous improvement of the quality of Bank’s portfolio as well as the change in allowances’ policy as a result of periodically monitoring performance of the portfolios and financing. The decrease in fiscal year ended December 31, 2010 was mainly due to improvement in the quality of the portfolio as a result of the risk policy implemented by the Bank.

Our non-performing loan portfolio amounted to Ps.105.4 million at December 31, 2011, a 31.14% increase over Ps.80.4 million at December 31, 2010, which in turn represents a 33.85% decrease over Ps.121.5 million at December 31, 2009.

The non-performing loan portfolio ratio decreased to 0.45% at December 31, 2011 from 0.47% at December 31, 2010, which decreased from 1.00% at December 31, 2009.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.1,957.6 million for the fiscal year ended December 31, 2011, Ps.1,484.8 million for the fiscal year ended December 31, 2010 and Ps.1,203.0 million for the fiscal year ended December 31, 2009. The fiscal year 2011 amount represented a 31.84% increased from the amount earned in fiscal year 2010. The fiscal year 2010 amount represented a 23.43% increase from the amount earned in fiscal year 2009.

The Service Charge Income discussed above includes a loss from discontinued operations of Ps.0.1 million, Ps.0.6 million and Ps.1.7 million for the fiscal years ended December 31, 2011, 2010 and 2009.

The following table provides a breakdown of our Service Charge Income by category.

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Service charges on deposit accounts	554,365	439,817	380,812
Credit card operations	578,716	402,328	289,969
Other fees related to foreign trade	87,604	71,174	67,648
Credit-related fees	185,854	117,747	85,352
Fund management fees	32,560	26,797	16,364
Capital markets and securities activities	24,617	27,014	11,305
Rental of safety deposit boxes	75,798	53,482	34,997
Fees related to guarantees	1,394	1,214	1,414
Insurance agency	138,524	133,843	116,202
Other	278,157	211,430	198,942
Total	1,957,589	1,484,846	1,203,005

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased 15.49% from Ps.380.8 million in the fiscal year ended December 31, 2009 to Ps.439.8 million in the fiscal year ended December 31, 2010 and increased 26.04% to Ps.554.4 million at December 31, 2011. The increases in the fiscal years 2010 and 2011 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2011 we had 2,253,532 of such accounts compared to 2,047,987 of such accounts at December 31, 2010 and compared to 1,959,194 of such accounts at December 31, 2009.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased 38.75% from Ps.290.0 million in the fiscal year ended December 31, 2009 to Ps.402.3 million in fiscal year ended December 31, 2010 and increase 43.84% to Ps.578.7 million in the fiscal year ended December 31, 2011. The increases in the fiscal years 2010 and 2011 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2011, the total number of credit cards we issued amounted to 2,024,038 compared to 1,724,953 at December 31, 2010 and 1,527,599 at December 31, 2009.

Other fees related to foreign trade increased 5.21% from Ps.67.6 million in the year ended December 31, 2009 to Ps.71.2 million in the year ended December 31, 2010 and increased 23.08% to Ps.87.6 million in the year ended December 31, 2011. The increases in the fiscal years 2010 and 2011 were mainly due to increases in volume of foreign trade.

Credit related fees increased 37.95% from Ps.85.4 million in the fiscal year ended December 31, 2009 to Ps.117.7 million in the year ended December 31, 2010 and increased 57.84% to Ps.185.9 million in the fiscal year ended December 31, 2011. These increases were mainly due to the increase in the granting of new loans by our PSA subsidiary for the purchase of new and second-hand cars.

Fees related to fund management increased 63.76% from Ps.16.4 million in the fiscal year ended December 31, 2009 to Ps.26.8 million in the fiscal year ended December 31, 2010 and increased 21.51% to Ps.32.6 million in the fiscal year ended December 31, 2011, owed principally to the increase in volume of securities traded by the Bank and its subsidiary BBVA Francés Asset Management.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”. Income from capital markets and securities activities increased 138.96% from Ps.11.3 million in the fiscal year ended December 31, 2009 to Ps.27.0 million in the fiscal year December 31, 2010 and decreased 8.87% to Ps.24.6 million in the fiscal year ended December 31, 2011, mainly due to the decrease in securities trading.

Rental of safety deposit boxes increased 52.82% from Ps.35.0 million in the fiscal year December 31, 2009 to Ps.53.5 million in the fiscal year ended December 31, 2010 and increased 41.73% to Ps.75.8 million in the fiscal year ended December 31, 2011. These increases were mainly due to the increase in the demand of this service and to increases in prices of the service.

Fees related to guarantees decreased 14.14% from Ps.1.4 million in the fiscal year ended December 31, 2009 to Ps.1.2 million in the fiscal year ended December 31, 2010 and increased 14.83% to Ps.1.4 million in the fiscal year ended December 31, 2011. The variations of this item reflect the activity in this line of products.

Fees related to insurance agency increased 15.18% from Ps.116.2 million in the fiscal year ended December 31, 2009 to Ps.133.8 million in the fiscal year ended December 31, 2010 and increased 3.50% to Ps.138.5 million in the fiscal year ended December 31, 2011. These increases were due to the increase in consumer economic activity.

Other service charge income increased 6.28% from Ps.198.9 million in the fiscal year ended December 31, 2009 to Ps.211.4 million in the fiscal year ended December 31, 2010 and increased 31.56% to Ps.278.2 million in the fiscal year ended December 31, 2011, mainly due to an increase in fees for use and transactions in ATMs and fees related with insurance management.

Service Charge Expenses

Service charge expenses, which consist of fees related to credit and debit cards and taxes on service charge income, increased 27.87% to Ps.519.6 million at December 31, 2011 from Ps.406.4 million in the fiscal year ended December 31, 2010, which increase 45.29% from Ps.279.7 million at December 31, 2009, mainly as result of the increase in commissions paid for promotion with credit and debit cards.

Operating Expenses

Our operating expenses increased 16.04% to Ps.2,343.2 million in the fiscal year ended December 31, 2011 from Ps.2,019.4 million in the fiscal year ended December 31, 2010, which increased 23.59% from Ps.1,633.9 million in the fiscal year ended December 31, 2009.

The Operating Expenses discussed above include a loss from discontinued operations of Ps.63.7 million, Ps.49.9 million and Ps.71.6 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

Operating expenses increased in fiscal year 2011 mainly because of increases in: (i) personnel expenses, (ii) taxes, (iii) other operating expenses, (iv) credit card advertising and issuance expenses, (v) maintenance and repairs, (vi) rentals, (vii) advertising and promotion; (viii) depreciation of Bank premises and equipment, (ix) courier transportation, (x) staff welfare expenses, (xi) utilities and (xii) amortization of organization. Such increases were partially offset by a decrease in (i) fees and external administrative service and (ii) business travel and development expenses.

The components of our Operating Expenses are reflected in the following table:

	December 31,
	2011	2010	2009
	(in thousands of pesos)
Personnel expenses	1,195,631	1,057,202	875,452
Fees and external administrative services	83,213	126,703	82,346
Taxes	176,353	130,768	103,613
Utilities	41,221	34,940	28,675
Depreciation of Bank property and equipment	65,070	57,737	49,244
Credit card advertising and issuance expense	130,349	93,379	74,396
Courier transportation	42,076	33,947	25,049
Advertising and promotion (excluding credit card advertising)	108,965	90,215	55,957
Maintenance and repairs	97,602	69,351	59,694
Business travel and development	14,447	14,877	11,381
Staff welfare	33,328	26,599	24,433
Amortization of organization and development expenses	28,937	23,858	18,520
Rentals	101,441	78,646	69,531
Other	224,567	181,156	155,608
Total	2,343,200	2,019,378	1,633,899

The largest component of Operating Expenses in each of these years was personnel expenses, which increased 13.09% to Ps.1,195.6 million in the fiscal year ended December 31, 2011 from Ps.1,057.2 in the fiscal year ended December 31, 2010, which in turn increased 20.76% to Ps.875.5 million in the fiscal year ended December 31, 2009, principally as result of increases in salaries (which include payroll, termination payments and bonuses).

The number of our full-time employees increased from 4,082 in the fiscal year ended December 31, 2009 to 4,576 in the fiscal year ended December 31, 2010 which in turn increased to 5,011 in the fiscal year ended December 31, 2011 (not including 172 employees, 137 employees and 12 employees from non-banking subsidiaries at December 31, 2009, 2010 and 2011, respectively). The increase in fiscal year 2011 was mainly due to enlisting of staff who was working in call centers and those who was working in Consolidar Comercializadora S.A. (that merged by absorption into BBVA Frances). The increase in fiscal year 2010 was mainly due to the enlisting of staff who was working with fixed term contracts and those working in call centers. The decrease in fiscal year 2009 was mainly due to voluntary retirement.

Taxes, other than income tax, increased 34.86% to Ps.176.4 million in the fiscal year ended December 31, 2011 from Ps.130.8 million in the fiscal year ended December 31, 2010 which in turn increased 26.21% from Ps.103.6 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to an increase in activity.

Other operating expenses increased 23.96% to Ps.224.6 million at December 31, 2011 from Ps.181.2 million in the fiscal year ended December 31, 2010 which in turn increased 16.42% from Ps.155.6 million in the fiscal year ended December 31, 2009. The increase in fiscal years 2011 and 2010 was mainly due to the increases in costs and the increase in activity.

Credit card advertising and issuance expenses increased 39.59% to Ps.130.3 million in the fiscal year ended December 31, 2011 from Ps.93.4 million in the fiscal year ended December 31, 2010 which in turn increased 25.52% from Ps.74.4 million in the fiscal year ended December 31, 2009. The increases in both fiscal years were mainly due to the launching of credit card products.

Maintenance and repairs expenses increased 40.74% to Ps.97.6 million in the fiscal year ended December 31, 2011 from Ps.69.4 million in the fiscal year ended December 31, 2010 which in turn increased 16.18% from Ps.59.7 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to the higher maintenance and repairs costs.

Rentals expenses increased 28.98% to Ps.101.4 million in the fiscal year ended December 31, 2011 from Ps.78.6 million in the fiscal year ended December 31, 2010 which in turn increased 13.11% from Ps.69.5 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to the higher rental costs. At December 31, 2011 our branch network consisted of 240 branches, of which 112 were located in properties we own and 128 were located in properties we lease.

Advertising and promotion fees increased 20.78% to Ps.109.0 million at December 31, 2011 from Ps.90.2 million in the fiscal year ended December 31, 2010 which in turn increased 61.22% from Ps.56.0 million in the fiscal year ended December 31, 2009. The variations in this item were mainly due to an increase of advertising expenses to credit products launched during the fiscal years ended December 31, 2011 and 2010.

Depreciation of Bank property and equipment increased 12.70% to Ps.65.1 million from Ps.57.7 million in the fiscal year ended December 31, 2010 which in turn increased 17.25% to from Ps.49.2 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to increases in additions to the Bank’s properties and equipment.

Courier transportation increased 23.95% to Ps.42.1 million in the fiscal year ended December 31, 2011 from Ps.33.9 million in the fiscal year ended December 31, 2010 which in turn increased 35.52% from Ps.25.0 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to increases in the cost of the service.

Staff welfare expenses increased 25.30% to Ps.33.3 million in the fiscal year ended December 31, 2011 from Ps.26.6 million in the fiscal year ended December 31, 2010 which in turn increased 8.87% from Ps.24.4 million in the fiscal year ended December 31, 2009. The variations in this item reflect the grant in other personnel benefits.

Utilities costs increased 17.98% to Ps.41.2 million at December 31, 2011 from Ps.34.9 million in the fiscal year ended December 31, 2010 which in turn increased 21.85% from Ps.28.7 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to an increase in the activity.

Amortization of organization and development expenses increased 21.29% to Ps.28.9 million in the fiscal year ended December 31, 2011 from Ps.23.8 million in the fiscal year ended December 31, 2010 which in turn increased 28.82% from Ps.18.5 million in the fiscal year ended December 31, 2009. The increases in fiscal years 2011 and 2010 were mainly due to a large number of additions.

Fees and external administrative services decreased 34.32% to Ps.83.2 million at December 31, 2011 from Ps.126.7 million in the fiscal year ended December 31, 2010 which in turn increased 53.87% from Ps.82.3 million in the fiscal year ended December 31, 2009. The variations in this item during fiscal years 2011 and 2010 were related with the cost of services and fluctuations in the cost of hiring external resources.

Business travel and development decreased 2.89% to Ps.14.4 million at December 31, 2011 from Ps.14.9 million in the fiscal year ended December 31, 2010 which in turn increased 30.72% from Ps.11.4 million in the fiscal year ended December 31, 2009. The decreased in fiscal year 2011 was mainly due to the reduction in travel and commissions sent abroad and the increase in fiscal year 2010 was mainly due to increases in the costs of service.

Other Income

Other Income increased 60.07% to Ps.328.8 million at December 31, 2011 from Ps.205.4 million at December 31, 2010, which in turn decreased 18.93% from Ps.253.3 million in the fiscal year ended December 31, 2009.

The Other Income discussed above includes an income from discontinued operations of Ps.78.7 million and Ps.58 million for the fiscal years ended December 31, 2011 and 2010, respectively, and include a loss from discontinued operations of Ps.31.9 million for the fiscal year ended December 31, 2009.

The increase in fiscal year 2011 was mainly due to 422.73% increased for income from long-term investments and an increase in deferred income tax. These increases were partially offset by 33.45% decreased in recoveries of charged-off loans and reversal of allowances and decrease in premiums of insurance companies.

The decrease in fiscal year 2010 was mainly due to a decrease in the valuation of certain government debt securities not generating a charge in deferred income tax and 13.00% decrease in premiums of insurance companies. These decreases were partially offset by 120.89% increased in recoveries of charged-off loans and reversal of allowances and 43.58% increase in other income.

Other Expenses

Other Expenses decreased 65.70% to Ps.193.7 million at December 31, 2011 from Ps.564.8 million in the fiscal year ended December 31, 2010 and decreased 23.48% from Ps.738.1 million in the fiscal year ended December 31, 2009.

The Other Expenses discussed above include a loss from discontinued operations of Ps.198.5 million, Ps.456.7 million and Ps.408.8 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

The decrease in the fiscal year ended December 31, 2011 was mainly due to a 95.57% decrease in other expenses, which mainly include mathematical reserve and life annuities of insurance companies (from Ps.468.8 million in the fiscal year ended December 31, 2010 to Ps.20.8 million in the fiscal year ended December 31, 2011), a 18.93% decrease in depreciation on differences paid on constitutional protection action (from Ps.35.1 million in the fiscal year ended December 31, 2010 to Ps.28.4 million in the fiscal year ended December 31, 2011) and a 49.73% decrease in depreciation of other assets (from Ps.0.7 million in fiscal year ended December 31, 2010 to Ps.0.4 million in fiscal year ended December 31, 2011), partially offset by a 156.67% increase in provisions for other receivables and other allowances (from Ps.49.9 million in fiscal year ended December 31, 2010 to Ps.128.1 million in fiscal year ended December 31, 2011) and a 36.32% increase in donations (from Ps.7.5 million in fiscal year ended December 31, 2010 to Ps.10.2 million in fiscal year ended December 31, 2011).

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

Income Tax

Income Tax expenses were Ps.552.4 million in the fiscal year ended December 31, 2011, a 74.88% increase from Ps.315.8 million in the fiscal year ended December 31, 2010, which in turn represented a 15.00% decrease from Ps.371.6 million in the fiscal year ended December 31, 2009. The increase in fiscal year 2011 was mainly due to fiscal impact of the sale of Consolidar Retiro and adjustment of the assessed value of government securities. The decrease in fiscal year 2010 was mainly due to a decrease in the valuation of certain government debt securities generating a tax loss carry-forwards.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	December 31,
	2011	2010	2009
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	1,566,397	1,545,176	1,104,930
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	548,239	540,812	386,726
Deferred tax	(16,555)	(87,990)	(42,052)
Tax-exempt income	(66,222)	(42,693)	(19,276)
Allowances on deferred tax assets	16,555	87,990	42,052
Other	70,341	(182,278)	4,128
Income tax (gain) / loss	552,358	315,841	371,578
(Allowances)	—	—	—
Income tax (gain) / loss, net	552,358	315,841	371,578
Actual income tax	(552,358)	(315,841)	(371,578)
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, the income from local subsidiaries is tax exempt and depreciation of goodwill is not tax deductible. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 21.1 to the Consolidated Financial Statements.

Minority interest in subsidiaries

Losses on minority interest were Ps.8.5 million, Ps.31.2 million and Ps.14.9 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively. These changes were mainly due to the changes in net income of Consolidar Group, for which we hold, for the fiscal year ended December 31, 2011 a 53.89% interest in Consolidar AFJP (undergoing liquidation proceedings) and a 50% interest in PSA Compañía Financiera. And for the fiscal years ended December 31, 2010 and 2009, a 53.89% interest in Consolidar AFJP (undergoing liquidation proceedings), a 66.21% interest in Consolidar Seguros de Retiro and a 50% interest in PSA Compañía Financiera.

Financial Condition

Total Assets

At December 31, 2011 we had total assets of Ps.39,005.6 million, which represented a 19.72% increase from Ps.32,580.2 million as of December 31, 2010.

The increase was mainly due to a 36.98% increase in loans net of allowances (from Ps.16,699.9 million at December 31, 2010 to Ps.22,875.9 million at December 31, 2011), mainly due to an increase in loans to retail sector and PYMES; a 86.64% increase in other receivables from financial transactions (from Ps.1,043.9 million at December 31, 2010 to Ps.1,948.3 million at December 31, 2011); a 11.62% increase in cash and due from banks (from Ps.5,691.8 million at December 31, 2010 to Ps.6,353.4 million at December 31, 2011); a 69.72% increase in receivables from financial leases (from Ps.534.5 at December 31, 2010 to Ps.907.1 million at December 31, 2011); a 39.77% increase in other receivables (from Ps.381.4 million at December 31, 2010 to Ps.533.0 million at December 31, 2011); a 10.79% increase in bank premises and equipment (from Ps.523.7 million at December 31, 2010 to Ps.580.1 million at December 31, 2011); a 14.66% increase in investments in other companies (from Ps.110.1 million at December 31, 2010 to Ps.126.3 million at December 31, 2011); a 21.69% increase in intangible assets (from Ps.66.5 million at December 31, 2010 to Ps.81.0 million at December 31, 2011); a 26.58% increase in suspense items (from Ps.5.0 million at December 31, 2010 to Ps.6.4 million at December 31, 2011) and a 3.40% increase in other assets (from Ps.27.8 million at December 31, 2010 to Ps.28.7 million at December 31, 2011), partially offset by a 25.75% decrease in government and private securities (from Ps.7,495.4 at December 31, 2010 to Ps.5,565.0 million at December 31, 2011), mainly due to amortizations and sale of public portfolio.

Total Liabilities and Stockholders’ Equity

At December 31, 2011, we had total liabilities and minority interests in subsidiaries of Ps.35,137.4 million representing a 21.86% increase from the Ps.28,833.3 million at December 31, 2010.

The increase was mainly due to a 29.85% increase in deposits (from Ps.22,461.3 million at December 31, 2010 to Ps.29,165.7 million at December 31, 2011), mainly due to increases in checking accounts, savings deposits and time deposits; a 114.20% increase in other liabilities from financial transactions (from Ps.1,992.8 million at December 31, 2010 to Ps.4,268.5 million at December 31, 2011); a 31.86% increase in other liabilities (from Ps.817.8 million at December 31, 2010 to Ps.1,078.3 million at December 31, 2011) and a 165.11% increase in suspense items (from Ps.17.4 million at December 31, 2010 to Ps.46.2 million at December 31, 2011), partially offset by a 99.99% decrease in other subsidiaries’ liabilities (from Ps.2,836.6 million at December 31, 2010 to Ps.0.3 million at December 31, 2011), mainly due to the sale of Consolidar Cía. de Retiro during June 2011; a 54.18% decrease in minority interests in subsidiaries (from Ps.179.2 million at December 31, 2010 to Ps.82.1 million at December 31, 2011) and a 6.07% decrease in allowances (from Ps.528.3 million at December 31, 2010 to Ps.496.2 million at December 31, 2011).

Stockholders’ equity increased from Ps.3,746.9 million at December 31, 2010 to Ps.3,868.3 million at December 31, 2011. The 3.24% increase reflected net income for the year (Ps.1,005.6 million); a decrease in the unrealized valuation difference (Ps.88,1 million), should be noted that by a change in the valuation and disclosure criteria set forth by the Communication “A” 5180 of the BCRA, was not effect the classification of securities available for sale, therefore the amount it is totally disaffected the unrealized valuation difference at March 1, 2011; the Ps.(804.0) million cash dividend paid in April 2011 and the increases in the capital stock and issuance premiums by Ps.0.5 million and Ps.7.4 million, respectively, as consequence of the merger by absorption of Consolidar Comercializadora into BBVA Francés.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 40.86%, 43.79% and 52.49% at December 31, 2011, 2010 and 2009, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities (excluding holdings booked at amortized cost).

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2011 totaled Ps.29,165.7 million.

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

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which will be five years, it shall be possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time U.S.$300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Corporate Bonds Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, register, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of five years the life of the Corporate Bonds Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of two years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favorable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it would be advisable to raise the maximum amount of the global note program from U.S.$300,000,000 (or its equivalent in other currencies) to U.S.$500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Corporate Bonds Global Program pursuant to its Resolution No. 16,611.

As provided in the Corporate Bonds Law and BCRA’s regulations, the proceeds could be applied to: (i) investments in physical assets located in Argentina; (ii) working capital in Argentina; (iii) refinancing of liabilities; (iv) capital contributions into BBVA Francés’s subsidiaries or related companies in so far as the proceeds of such contributions is, in turn, applied to the above-mentioned uses; and/or (v) lending, in so far as the borrowers apply the proceeds of such loans to the uses referred to in the preceding numerals of this paragraph in accordance with the rules laid down to that end by the BCRA.

On June 23, 2011, the Board of BBVA Francés approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to Ps.250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for Ps.185,193 thousands for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the grant of personal loans.

On November 9, 2011, the Board of BBVA Francés approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for Ps.148,900 thousands for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the reimbursement of time deposits.

As of December 31, 2011, the outstanding principal and accrued interest amounts to Ps.187,273 thousands, in connection with Class 1 of the corporate bonds.

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

Capital Resources

The capital stock of the Bank as of December 31, 2007 consisted of 471,361,306 Ordinary Shares, par value Ps.1.00 each, all of which were issued and available to stockholders.

Our General Annual Shareholders Meeting on March 27, 2009, resolved, ad referendum of BCRA approval, to pay dividends in an aggregate amount of Ps.100,000, to be distributed as follows: Ps.35,000 cash and Ps.65,000 by the issuance of 65,000,000 new shares. On September 4, 2009, the BCRA by Resolution No. 313/47/09 approved such distribution of dividends. On October 5, 2009, the new shares were inscribed in the Public Registry of Commerce. The CNV, by Issuers Management Certificate No. 354 dated September 11, 2009, authorized the issuance of new shares. The stock-exchange listing was authorized by the Buenos Aires Stock Exchange on September 16, 2009.

On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés and the Extraordinary Shareholders’ Meeting of Consolidar Comercializadora S.A., approved a preliminary merger agreement, as well as the consolidated merging balance sheet as of December 31, 2010 and the shares’ exchange ratio.

In addition, the Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 516,544 book-entry, ordinary shares with a par value of Ps.1.00 each and 1 vote per share, that were listed for public offering at the Buenos Aires Stock Exchange and delivered to the shareholders of Consolidar Comercializadora S.A.

On July 5, 2011, the CNV approved the merger and the listing of the shares pertaining to the capital increase. On September 14, 2011, the merger was registered with the Public Registry of Commerce. As a result, the Bank’s capital stock increased by Ps.516,544.

As at December 31, 2011 the Bank’s stock capital consists of 536,877,850 ordinary shares.

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

During 2011, the gap generated by the mismatch form assets accrued by CER and Liabilities accrued at a fixed rate in pesos declined considerable. Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, while most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2011
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	4,212,733	—	—	—	—	4,212,733
Government securities	3,988,536	588,337	438,945	514,234	12,804	5,542,856
Corporate bonds	13,425	—	81	—	—	13,506
Loans (1)	10,589,075	6,241,415	6,137,788	207,989	144,591	23,320,858
Total	18,803,769	6,829,752	6,576,814	722,223	157,395	33,089,953
Interest-bearing liabilities
Deposits	19,288,092	1,097,276	3,728	—	—	20,389,096
Corporate bonds	294,393	—	—	—	—	294,393
Due to other banks	1,543,659	525,410	502,688	—	—	2,571,757
Total	21,126,144	1,622,686	506,416	—	—	23,255,246
Asset/liability gap	(2,322,375)	5,207,066	6,070,389	722,223	157,395	9,834,707
Cumulative sensitivity gap	(2,322,375)	2,884,691	8,955,089	9,677,312	9,834,707
Cumulative sensitivity gap as a percentage of total interest-earning assets	(7.02)%	8.72%	27.06%	29.25%	29.72%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2011
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	2,301,849	—	—	—	—	2,301,849
Government securities	3,978,714	588,337	438,880	514,136	12,804	5,532,871
Corporate bonds	13,403	—	—	—	—	13,403
Loans (1)	8,574,977	4,426,605	6,109,037	206,033	144,591	19,461,243
Total	14,868,943	5,014,942	6,547,917	720,169	157,395	27,309,366
Interest-bearing liabilities:
Deposits	15,128,872	940,569	1,384	—	—	16,070,825
Corporate bonds	294,393	—	—	—	—	294,393
Due to other banks	780,680	113,462	501,116	—	—	1,395,258
Total	16,203,945	1,054,031	502,500	—	—	17,760,476
Asset/liability gap	(1,335,002)	3,960,911	6,045,417	720,169	157,395	9,548,890
Cumulative sensitivity gap	(1,335,002)	2,625,909	8,674,326	9,391,495	9,548,890
Cumulative sensitivity gap as a percentage of total interest-earning assets	(4.89)%	9.62%	31.75%	34.39%	34.97%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2011
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,910,884	—	—	—	—	1,910,884
Government securities	9,822	—	65	98	—	9,985
Corporate bonds	22	—	81	—	—	103
Loans (1)	2,014,098	1,814,810	28,751	1,956	—	3,859,615
Total	3,934,826	1,814,810	28,897	2,054	—	5,780,587
Interest-bearing liabilities:
Deposits	4,159,220	156,707	2,344	—	—	4,318,271
Due to other banks	762,979	411,948	1,572	—	—	1,176,499
Total	4,922,199	568,655	3,916	—	—	5,494,770
Asset/liability gap	(987,373)	1,246,155	24,981	2,054	—	285,817
Cumulative sensitivity gap	(987,373)	258,782	283,763	285,817	285,817
Cumulative sensitivity gap as a percentage of total interest-earning assets	(17.08)%	4.48%	4.91%	4.94%	4.94%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2011, our total foreign exchange-denominated asset position was Ps.6,826.7 million and our total foreign exchange-denominated liability position was Ps.6,708.9 million, resulting in a net asset currency position of Ps.117.8 million.

For a description of the changes in the exchange rates since December 2007, see “Item 3. Key Information—Exchange Rates” and Note 20.12 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2011, we had consolidated excess capital of Ps.1,251.3 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.3,684.1 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2010, we had a consolidated excess capital of Ps.1,654.1 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.3,690.5 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2011, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2011, 2010 and 2009, our stockholders’ equity was Ps.3,868.3 million, Ps.3,746.9 million and Ps.2,926.5 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 10.64%, 11.32% and 9.58%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2011, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	December 31,
	2011 (4)	2010 (4)	2009 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	1,768,090	1,293,189	951,717
Allocated to Bank premises and equipment, intangible assets and equity investment assets	144,648	101,939	99,308
Interest rate risk	373,642	227,840	167,116
Public sector and securities in investment account	73,534	286,391	267,954
A- Minimal exigency by adds up risks	2,359,914	1,909,359	1,486,095

B- Basic exigency for custody of titles of the AFJP and / or agent of record of hypothecary letters	400,000	1,858,458	1,289,541

Maximum between A and B	2,359,914	1,909,359	1,486,095
Market risk	72,925	127,025	86,074
Required minimum capital under Central Bank rules	2,432,839	2,036,384	1,572,169

Basic net worth	2,862,679	2,460,605	2,222,143
Complementary net worth	880,599	1,169,871	629,422
Deductions	(141,290)	(119,186)	(116,341)
Minority interest	82,111	179,192	213,182
Total capital under Central Bank rules	3,684,099	3,690,482	2,948,406

Excess capital	1,251,260	1,654,098	1,376,237

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	10.64%	11.32%	9.58%
Total liabilities as a multiple of total stockholders’ equity	9.08x	7.70x	8.02x
Cash and due from banks as a percentage of total deposits	21.78%	25.34%	28.66%
Liquid assets as a percentage of total deposits (1)(3)	40.86%	58.71%	68.01%
Loans as a percentage of total assets	58.65%	51.26%	44.53%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2011, 2010 and 2009, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.90,689, Ps.92,923 and Ps.64,477 as at December 31, 2011, 2010 and 2009, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said Entity.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by Period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	3,192,461	2,922,228	267,800	2,433	—
Operating leases	60,072	3,378	6,497	50,197	—
Total	3,252,533	2,925,606	274,297	52,630	—

Commercial commitments
Lines of credit	21,996	21,996	—	—	—
Foreign trade acceptances	98,786	98,786	—	—	—
Standby repurchase obligations	1,076,058	1,076,058	—	—	—
Guarantees	245,730	177,050	45,963	8,286	14,431
Total	1,442,570	1,373,890	45,963	8,286	14,431

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 20.18 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2011 are explained in Notes 12 and 19.18 to the Consolidated Financial Statements.

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

Non-Financial Trusts

In addition, we act as trustee in 24 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.180.7 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 10.2. to the Consolidated Financial Statements.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 21 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2011, 2010 and 2009 are described below.

Under ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.128.9 million and Ps.224.8 million as of December 31, 2011 and 2009, respectively, and would had them decreased by Ps.25.0 million as of December 31, 2010. In addition, income over continued operations would had decreased by Ps.61.1 million at December 31, 2011 and would have increased by Ps.9.9 million and Ps.190.1 million as of December 31, 2010 and 2009, respectively. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.19.7 million as of December 31, 2011 and would have decreased by Ps.42.1 million and Ps.9.6 million as of December 31, 2010 and 2009, respectively. On the other hand, income over discontinued operations would have increased by Ps.61.8 million and Ps.16.6 million as of December 31, 2011 and 2009, respectively, and would had decreased by Ps.32.5 million as of December 31, 2010.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to decrease our net income by Ps.30.5 million and Ps.22.4 million for the fiscal years ended December 31, 2011 and 2010, respectively, and would be increase our net income by Ps.19.3 million for the fiscal year ended December 31, 2009. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our Consolidated Financial Statements over continued operations by Ps.108.5 million, Ps.78.0 million and Ps.55.6 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively. The effects of applying U.S. GAAP to discontinued operations would be to increased income by Ps.11.9 million for the fiscal year ended December 31, 2009.

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

According to U.S. GAAP, the Bank decided to classify Government Securities as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.5.8 million, Ps.1.9 million and Ps.1.7 million as of December 31, 2011, 2010 and 2009, respectively. Our net income over continued operations would had increased by Ps.213.0 million for the fiscal year ended December 31, 2011 and would have decreased by Ps.403.8 million and Ps.310.1 million for the fiscal year ended December 31, 2010 and 2009, respectively. In addition had U.S. GAAP been applied over discontinued operations, the Bank’s assets would have increased by Ps.207.8 million and Ps.48.4 million at December 31, 2010 and 2009, respectively. On the other hand, the income over discontinued operation at December 31, 2011 would have increased by Ps.101.6 million and for the fiscal years ended December 31, 2010 and 2009 would have decreased by Ps.76.9 million and Ps.126.6 million, respectively

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.180.9 million, Ps.215.5 million and Ps.204.9 million at December 31, 2011, 2010 and 2009, respectively. On the other hand, our income would have decreased by Ps.34.6 million at December 31, 2011 and would have increased by Ps.10.6 million and Ps.112.1 million for the years ended December 31, 2010 and 2009, respectively.

During the fiscal year ended December 31, 2001, under Argentine Banking GAAP, BBVA Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for Federal Government secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects of adjustments required to state the amounts swapped in accordance with U.S. GAAP would have to increase income over continued operations by Ps.101.8 million at December 31, 2009. The effects over discontinued operations would have decreased assets by Ps.78.0 million and Ps.72.1 million at December 31, 2010 and 2009, respectively. On the other hand, income over discontinued operations would have increased by Ps.78.0 million and Ps.43.6 million for the fiscal years ended December 31, 2011 and 2009 and would have decreased by Ps.6.0 million at December 31, 2010.

On January 28, 2009 and February 25, 2009, the Board of Directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option to exchange certain bonds for Argentine Government notes in pesos. The debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan. According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method. Under U.S. GAAP the effects of adjustments over discontinued operations would have decreased assets by Ps.21.7 million and Ps.31.6 million at December 31, 2010 and 2009, respectively and the income over discontinued operation for the fiscal years ended December 31, 2011 and 2010 would have increased by Ps.21.6 million and Ps.9.9 million, respectively and would had decreased by Ps.31.6 million for the fiscal year ended December 31, 2009.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.23.7 million, Ps.23.5 million and Ps.22.6 million at December 31, 2011, 2010 and 2009, respectively. On the other hand net income over continued operations would have decreased by Ps.0.2 million, Ps.0.9 million and Ps.2.7 million at December 31, 2011, 2010 and 2009, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.51.9 million, Ps.43.8 million and Ps.35.7 million at December 31, 2011, 2010 and 2009, respectively. On the other hand, the income over continued operations would have decreased by Ps.8.1 million at December 31, 2011 and 2010, and would have increased by Ps.3.5 million for the fiscal year ended December 31, 2009.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.36.7 million, Ps.0.3 million and Ps.0.3 million for the fiscal years ended December 31, 2011, 2010 and 2009, respectively. Net income over continued operations would have decreased by Ps.36.4 million at December 31, 2011 and would have increased by Ps.22.8 million at December 31, 2009.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.1,374.4 million and Ps.1,187.0 million at December 31, 2011 and 2010, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.191.0 million and Ps.460.0 million at December 31, 2011 and 2010, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.98.8 million and Ps.67.4 million at December 31, 2011 and 2010, respectively.

For the fiscal years ended December 31, 2010 and 2009, Consolidar Cía. de Seguros de Retiro S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance (see Notes 4.3.a)(iii) and 6.h). Had U.S. GAAP been applied over discontinued operations, liabilities would have decreased by Ps.267.9 million and Ps.225.4 million at December 31, 2010 and 2009, respectively. On the other hand, income over discontinued operations for the fiscal year ended at December 31, 2011 would have decreased by Ps.267.9 million and for the fiscal years ended December 31, 2010 and 2009 would have increased by Ps.42.5 million and Ps.48.6 million, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2011, 2010 and 2009.

On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Frances. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7 at December 31, 2011, 2010 and 2009.

ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million as of December 31, 2011, 2010 and 2009.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had US GAAP been applied, the assets and liabilities over continued operations would have increased by Ps.0.9 million and Ps.12.2 million, respectively, at December 31, 2011. At December 31, 2010 the assets over continued operations would be increased by Ps.2.6 million, and the assets and liabilities over continued operations would have increased by Ps.0.3 million and Ps. 0.2 million, respectively at December 31, 2009. On the other hand, income over continued operations would have decreased by Ps.13.9 million for the fiscal year ended December 31, 2011 and would have increased by Ps.2.5 million and Ps.3.7 million for the fiscal years ended December 31, 2010 and 2009, respectively. Had US GAAP been applied, the assets over discontinued operations would have increased by Ps.0.2 million at December 31, 2009. On the other hand, income over discontinued operations would have decreased by Ps.0.2 million and Ps.4.6 million for the fiscal years ended December 31, 2010 and 2009, respectively.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18). Had U.S. GAAP been applied over continued operations, allowance for other contingencies would have decreased by Ps.34.8 million and Ps.29.1 million at December 31, 2010 and 2009, respectively. On the other hand, income over continued operations would had decreased by Ps.34.8 million at December 31, 2011 and for the fiscal years ended December 31, 2010 and 2009 would have increased by Ps.5.7 million and Ps.29.1 million, respectively.

The Bank acquired Consolidar AFJP S.A. and Consolidar Retiro S.A.’s undivided interest in a piece of real estate (see Note 4.1.c) and d)). ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by Ps.48.6 million, Ps.37.9 million and Ps.38.1 million at December 31, 2011, 2010 and 2009, respectively. On the other hand income over continued operations would have decreased by Ps.10.7 million and Ps.38.1 million at December 31, 2011 and 2009, respectively, and would had increased by Ps.0.2 million at December 31, 2010.

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by Ps.82.7 million, Ps.74.6 million and Ps.56.5 million at December 31, 2011, 2010 and 2009, respectively. In addition, income over continued operations for the fiscal years ended at December 31, 2011 and 2009 would have increased by Ps.8.1 million and Ps.54.0 million, respectively and would had decreased by Ps.15.0 million at December 31, 2010. Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by Ps.9.4 million, Ps.302.1 million and Ps.247.8 million at December 31, 2011, 2010 and 2009, respectively. In addition, income over discontinued operations for the fiscal years ended at December 31, 2011 would had decreased by Ps.292.7 million and would have increased by Ps.90.3 million and Ps.167.7 million at December 31, 2010 and 2009, respectively.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2011, 2010 and 2009 would have been Ps.937.7 million, Ps.742.0 million and Ps.941.9 million, respectively. Under Argentine Banking GAAP, our net income over continued operations was Ps.946.9 million, Ps.1,163.3 million and Ps.756.4 million for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2011, 2010 and 2009 would have been Ps.(238.9) million, Ps.62.1 million and Ps.87.8 million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations was Ps.58.7 million, Ps.34.9 million and Ps.(37.9) million for the same respective periods.

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

In light of the deep crisis in Argentina and in the financial system, on June 15, 2002, we asked the international rating agencies to temporarily suspend the ratings of BBVA Francés. The decision was made as a measure to reduce costs, and because we believed that our ratings would not improve in the medium term.

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

During 2010, after the completion of the second defaulted debt swap with a 67% participation rate, Fitch Ratings and Standard & Poor’s raised its foreign and local currency long-term credit ratings on the Republic of Argentina. The ratings are supportive by comparatively high per capita income levels, high economic growth in recent years, a relatively favourable public debt composition and eight consecutive years of current account surpluses. In line with this, Standard & Poor’s improved BBVA Francés’ ratings to “raAA”, with stable outlook. The rating has been maintained during the year 2011.

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

Trend Information

During 2012, the financial system will continue to be focused on further expanding the private sector lending activity, with emphasis in the middle-market and retail segment. However, no assurance can be given that credit demand will remain strong. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Item 4. Information on the Company—Business Overview”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Directors

The corporate by-laws of BBVA Francés state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and may be re-elected (the “Board”). The by-laws also provide the appointment of alternate directors. According to the by-laws, the Board meets at least once per month.

The table below indicates the names of the members of our Board, their present position in the company, their business background and the date of expiration of the period for which they were elected.

Name	Current Term Ends	Position as of December 31, 2011	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Jorge Carlos Bledel (*)	December 2011	Chairman	04/19/1954
Present principal occupations: Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”); Chairman, Inversora Otar S.A. (“Inversora Otar”);

Business experience: Vice Chairman, BBVA Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Banco Francés and Retail Banking Director, BBVA Francés.

Mr. Bledel joined the staff of BBVA Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez (**)	December 2012	Vice Chairman	05/22/1950
Present principal occupation: Director, BBVA Francés.

Business experience: Retail Banking Director, BBVA Francés; Marketing Director España and Portugal, BBVA S.A.

Mr. Tamayo Pérez was elected Director in April 2007.

Name	Current Term Ends	Position as of December 31, 2011	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Marcelo Gustavo Canestri (***)	December 2012	Director	04/23/1953
Present principal occupations: Director, Francés Valores; Director, Inversora Otar; Director, PSA Finance; Alternate Director, Rombo Compañía Financiera.

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés; Director,

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
Present principal occupations: Independent Director, BBVA Tranas S.A. and Zurich Argentina Cia. de Seguros S.A.; Director, Zurich Argentina de Seguros de Retiro S.A.

Independent Consultant.

Business experience: Executive member of the Committee of Financial Services member, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Mr. Castro was elected Director in 2003.

Luis Bernardo Daniel Juango Fitero (**)	December 2013	Director	08/24/1949	Present principal occupation: Director, BBVA Francés S.A. Business experience: President, BBVA Colombia S.A.; Regional Director, BBVA S.A.

(*)
According to the provisions of General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, Mr. Jorge Carlos Bledel does not qualify as independent director, as he is a former employee of the Bank.

(**)
Mr. José Manuel Tamayo Pérez, and Luis Bernardo Juango Fitero do not qualify as independent directors according to the independence criteria set forth by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV, as they are former employees of BBVA S.A.

(***)
Mr. D’Ornellas, Mr. Castro, and Mr. Canestri qualify as independent directors according to the independence criteria established by General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV.

On March 22, 2012, Mr. D’Ornellas presented a letter of resignation to the Board which was approved by the Board and became effective as of the date of the Regular and Special Shareholders Meeting held on March 26, 2012. In that Shareholders Meeting, Mr. D’Ornellas was replaced by the new Director, Mr. Mario Vicens.

 The Regular and Special Shareholders Meeting dated March 26, 2012 (i) elected Mr. Mario Vicens as the new Director to replace Mr. D’Ornellas for the remaining term of his period, which expires on December 31, 2012 and (ii) re –elected for a three-year period Directors Jorge Carlos Bledel and Oscar Miguel Castro and Alternate Director, Martín Ezequiel Zarich.

Executive Officers

The table below shows the names of the members of the management committee who have been our executive officers during 2011, and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Ricardo Enrique Moreno	2009	Executive Director	07/15/1963
Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation an Productivity BBVA.

Mr. Moreno joined the Bank in 1994.

José Carlos López Álvarez (*)	2007	Director, Planning and Financial Area; Director Presidency Areas	03/15/1959
Assistant Executive Director, Regulations Compliance, Coordination, Legal Services, Accounting and Auditing, Economic Studies Services, Risks, General Subdirector and Financial Director of Banco del Comercio (Spain) and Vice Chairman, Risk Management Director and Financial Director of BBVA Brasil.

Mr. López Alvarez joined the Bank in 2003.

Juan Alberto Estrada	2008	Director, Corporate and Investment Banking	07/12/1972	Asset Management Area; Head of the Trading Area. Mr. Estrada joined the Bank in 1992.
Martín Ezequiel Zarich	2010	Director, Innovation and Development	04/09/1964
Other positions currently held: Director, Inversora Otar; Director, Francés Valores.

Work Experience: Alternate Director BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Mr. Zarich joined the Bank in 1987.

Gabriel Milstein	2002	Director, Human Resources, Procurement, Real Estate, General Services and Safety	08/14/1958	Organization Manager, BBVA Francés. Mr. Milstein joined the Bank in 1995.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Jorge Gustavo Allen	2007	Director, Companies Banking	12/07/1956	Goods and Services Manager, Banco Francés del Río de la Plata; Logistics Director, BBVA Francés; President, BBVA Seguros; Territorial Director, BBVA Francés. Mr. Allen joined the Bank in 1994.
Jorge Delfín Luna	2010	Director, Retail Banking	11/17/1958
Regional Manager, Sucursal Citibank, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Mr. Luna joined the Bank in 1996.

Gustavo Osvaldo Fernández	2010	Director, Technology and Operations	01/22/1964
Coordinator, Systems and Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; Manager of Organization and Systems Development, Banco de Crédito Argentino; Design and Development Manager, Banco Francés; Media Director, Banco Francés; Director of Design and Development América, BBVA; Business Partner America, BBVA.

Mr. Fernandez joined the Bank in 1995.

Adriana Fernández de Melero	2010	Director, Corporate Development and Transformation	04/02/1961
Credits Recovery Analyst, Banco Español; Financial Analyst, Banco Español; Financial Profitability and Planning Analyst, Banco Español; Planning and Management Control Analyst, Banco de Crédito Argentino; Head of Budget, Planning and Management Control, Banco de Crédito Argentino; Leader of Reengineering Project, Banco de Crédito Argentino; Human Resources Development and Planning Manager, Banco de Crédito Argentino; Manager of Human Resources Management, BBVA Banco Francés; Manager of Structures and Projects, BBVA Francés; Organization Manager, BBVA Francés; Commercial Development and Channels Manager, BBVA Francés.

Mrs. Fernandez de Melero joined the Bank in 1987.

Juan Eugenio Rogero González	2010	Director, Risks	06/20/1956
Mr. Rogero González joined BBVA in 1973. His background includes: Branch Director Corporate Banking, Bilbao BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

Mr. Rogero González first joined the Bank in 2005.

(*)
On March 2012, Mr. Lopez Alvarez was replaced in his position as Director of the Planning and Financial Area by Ignacio Sanz y Arcelus. Moreover, as from that date the Presidency Area is no longer part of the organization structure and the Legal, Money Laundering and Audit Departments, which were part of the Presidency Area, depend directly from the CEO.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment, except as described in “Directors, Senior Management and Employees—Compensation of Directors and Officers”.

Supervisory Committee

At the General Ordinary and Special Shareholders Meeting of BBVA Francés held on March 30, 2011, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2011
	Marcelino Agustín Cornejo	December 31, 2011
	Alejandro Mosquera	December 31, 2011

Alternate	Julieta Paula Pariso	December 31, 2011
	Agustín Isola	December 31, 2011
	Daniel Oscar Celentano	December 31, 2011

As of December 31, 2011, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 368 (New Text 2001), as amended by General Resolution No. 400 of the CNV; and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

At the General Regular and Special Shareholders Meeting of BBVA Francés held on March 26, 2012, the abovementioned members of the Supervisory Committee were appointed for a new period, which expires on December 31, 2012.

Background information

-
Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; Sociedad Comercial Del Plata S.A.; Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Bridgestone Argentina S.A.I.C.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Laboratorios Essex S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Schering Plough S.A.; Tango Jet S.A.; Satex S.A.F.S.A.; Tavex Argentina S.A.; V.T.V. Norte S.A. y Walmont S.A. He serves as an alternate member of the supervisory committee in: Carboclor S.A.; Pardo Rabello Inversiones S.R.L.; Procter & Gamble Argentina S.R.L.; Tinocam S.A.; La Preferida de Olavarría S.A. y Petrouruguay S.A.

-
Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Satex S.A.F.S.A.; Tango Jet S.A.; Tavex Argentina S.A. y Walmont S.A. He serves as an alternate member of the supervisory committee in: Carboclor S.A.; Sociedad Comercial del Plata S.A.; Laboratorios Essex S.A.; Schering Plough S.A.; Tinocam S.A.; La Preferida de Olavarría S.A. y Petrouruguay S.A.

-
Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of  Rombo Compañía Financiera S.A.; Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Cormasa S.A.; Courtage S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; Tubos Argentinos S.A. y V.T.V. Norte S.A. He serves as an alternate member of the supervisory committee in: Carboclor S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Compañía General de Combustibles S.A.; Duke Energy Cerros Colorados S.A.; Tinocam S.A. y Petrouruguay S.A.

Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; Tubos Argentinos S.A. y V.T.V. Norte S.A. He serves as an alternate member of the supervisory committee in: Carboclor S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Compañía General de Combustibles S.A.; Duke Energy Cerros Colorados S.A.; Tinocam S.A. y Petrouruguay S.A.

-
Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; Aplica Soluciones Argentina S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.;  Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A. y V.T.V. Norte S.A. Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings); BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A. y Cormasa S.A.

-
Agustín Isola: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Aplica Soluciones Argentina S.A.(undergoing liquidation proceedings); Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Courtage S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; Cormasa S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Tavex Argentina S.A.; Tubos Argentinos S.A. y V.T.V. Norte S.A.

-
Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Aplica Soluciones Argentina S.A. (undergoing liquidation proceedings); Rombo Compañía Financiera S.A; BBVA Francés Valores Sociedad De Bolsa S.A.; Industrial Valores Sociedad De Bolsa S.A.; Inversora Otar S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Consolidar Aseguradora De Riesgos Del Trabajo S.A.; BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A. y Cormasa S.A.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of Law of Corporates (“LC”).

Advisors

All legal advice is provided to the Bank by its own Legal Services Department.

The Bank has no financial advisors.

External Auditors

As of October 1, 2002, Deloitte & Co. S.R.L. acts as the Bank’s external auditor. The Regular and Special Shareholders Meetings held on August 7, 2002, April 30, 2003, April 22, 2004, April 28, 2005, April 27, 2006, April 26, 2007, March 28, 2008, March 27, 2009, April 30, 2010, March 30, 2011, and March 26, 2012 approved such appointment.

According to the provisions of General Resolution No. 368 of the CNV (New Text 2001): (i) the auditor of the financial statements for fiscal years closing on December 31, 2008 and December 31, 2009 was Mr. Pablo Francisco Tonina, National Public Accountant (Buenos Aires Catholic University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 160, Page 164 ; (ii) the auditor of the financial statements for the fiscal year closing on December 31, 2010 was Roxana Mabel Fiasche, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 274, Page 40 and (iii) the auditors of the financial statements for the fiscal year closing on December 31, 2011 are Roxana Mabel Fiasche (regular) and Luis Alberto Curuchaga (alternate): National Public Accountant (Buenos Aires University), registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 97, Page 249; (iv) the auditor of the financial statements for the fiscal year closing on December 31, 2012 is Roxana Mabel Fiasche, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 274, Page 40.

The firm Deloitte & Co. S.R.L. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

Audit Committee (I)

BBVA Francés established the Audit Committee (I) as described in the Minutes of the Board of Directors No. 4989 to comply with the provisions set out by the Central Bank in its Communication “A” 2525, as supplemented, dated April 1997.

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

Audit Committee (II) (as per Decree No. 677/01 and General Resolution No. 400/02 which complies with NYSE Listing Standards)

BBVA Francés has an Audit Committee (II) with the following composition, according to Board’s Resolution dated May 18, 2010:

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

Compensation of Directors and Officers

The Bank has a Nominations and Compensation Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board of Directors in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of December 31, 2011 it consisted of: (i) Oscar Miguel Castro; (ii) Javier José D’Ornellas; (iii) José Manuel Tamayo Pérez; (iv) Gabriel Milstein and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2011, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.39.2 million. This amount also includes compensation accrued during 2010 and paid in 2011. Compensation in the amount of Ps.18.2 million accrued during 2011 and was fully paid in 2012. During the fiscal year ended December 31, 2011, the Bank was required to set aside Ps.1.4 million to provide defined contribution pension plans (see Note 20.15 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Computer Technology (iii) Disclosure; (iv) Asset Laundering and Terrorism Financing Prevention Committee; (iv) Internal Control Evaluation Committee, among others.

▪	Management Committee

As of December 31, 2011 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Gabriel Milstein, (v) Gustavo Fernández, (vi) José Carlos López Álvarez, (*) (vii) Juan Eugenio Rogero González, (viii) Jorge Allen, (ix) Adriana Melero and (x) Juan Alberto Estrada.

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

(*) As of March 2012, Mr. Lopez Alvarez was replaced by Ignacio Sanz y Arcelus.

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

As of December 31, 2011, the Disclosure Committee consists of: (i) the Director of the Presidency Areas and the Planning and Financial Area, José Carlos López Álvarez; (ii) Independent Director, Oscar Miguel Castro; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Eduardo Zerega; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Planning and Eficiency Manager, Jaquelina Kuscich; and (vii) the Secretary for Investors Relations, Vanesa Bories;

The general functions of the Disclosure Committee are to make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents its financial situation and the results of its operations and is communicated in compliance with the terms and other requirements of the applicable regulations and with general market operation and good corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the financial statements as well as of any accounting or financial information which must be registered with the CNV and other regulatory bodies and agents of the stock exchanges where the shares of BBVA Francés are listed.

The Disclosure Committee meets quarterly.

▪	Asset Laundering and Terrorism Financing Prevention Committee

As of December 31, 2011, the Asset Laundering and Terrorism Financing Prevention Committee consisted of: the Chief Director (member), a Director (member), the Manager of the Regulations Compliance Department (Coordinator), the Presidency Areas Director (Vice coordinator), the Chief Money Laundering Officer of the Regulations Compliance Management (Vice coordinator), the Corporate Banking and Investment Director (member), the Director of Legal Services Department (member), a member of the Legal Services Department (secretary), the Chief of Internal Control and New Products (member), the Director of Human Resources, Procurement, Real Estate, General Services and Safety (member), the Director of Companies Banking (member), the Director of Global Markets– Head Officer in financial brokerage (member), the Innovation and Development Director (member), the Director of Retail Banking (member) and the President of BBVA Francés Asset Management (member).

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

Participants

As of December 31, 2011, the Internal Control Evaluation Committee consists of: the Regulations Compliance Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary), the Director of the Presidency Areas, the Chief of Internal Control and New Products, the Human Resources Director, the Media Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

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
Mr. Diego Cesarini

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
Mr. Marcelo Gustavo Canestri

Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2011, 2010 and 2009:

	December 31,
	2011 (1)	2010 (1)	2009 (1)
Main office	2,324	1,951	1,600
Branches	2,687	2,625	2,482
Total	5,011	4,576	4,082

(1)	Excludes 12, 137 and 172 employees from non-banking subsidiaries as of December 31, 2011, 2010 and 2009, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2011, 1,190 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

Share Ownership

As of February 29, 2012, Jorge Carlos Bledel (Chairman), Marcelo Gustavo Canestri (Director), Gabriel Milstein (Human Resources, Procurement, Real Estate, General Services and Safety Director), Martín Ezequiel Zarich (Innovation and Development Director) and Gustavo Osvaldo Fernández (Technology and Operations Director) owned shares in BBVA Francés, which represented less than 1% of the capital stock of the Bank.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2011, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2011
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria (1)	244,870,968	45.61
Bilbao Vizcaya America BV (2)	112,192,349	20.90
Inversora Otar S.A. (3) (4)	50,410,182	9.39
The Bank of New York Mellon (5)	45,672,927	8.51
Administración Nacional de Seguridad Social	38,904,834	7.25

(1)	Number of shares and percent of class owned directly and indirectly by BBVA except for shares held through Bilbao Vizcaya América BV.
(2)	Banco Bilbao Vizcaya América BV is controlled by BBVA.
(3)	Inversora Otar S.A. is controlled indirectly by BBVA.
(4)	See Note 22.a) to the Consolidated Financial Statements.
(5)	As holder agent of ADSs.

As of October 2009 the total number of authorized and issued ordinary shares, par value Ps.1.00 per share, increased by 65,000,000 as a result of the distribution of share dividends approved by the Stockholders’ Meeting on March 27, 2009. On July 1, 2011 as result by the merger by absorption of Consolidar Comercializadora into BBVA Francés, the capital stock increased by 516,544 ordinary shares, par value Ps.1.00 per share. On September 14, 2011, the merger was registered with the Public Registry of Commerce. Accordingly, our capital stock increased to 536,877,850 shares and BBVA maintained its equity interest in the Bank at 76.00%.

We are a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

Except as described above, we are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of BBVA Francés.

As of December 31, 2011, according to our records and the records of the Depositary, 18 holders of ordinary shares and 38 registered holders of ADSs have an address in the United States, representing, in the aggregate, 8.57% of our issued and outstanding ordinary shares.

Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2011 and 2010. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

	December 31, 2011					December 31, 2010
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	261,456	—	115,906	—	Guarantees given, other loans and correspondents	244,614	32.73%	195,097	—	Guarantees given, credit cards loans, other loans and correspondents
BBVA Francés Valores Sociedad de Bolsa S.A.	16,074	—	14,599	—	Other loans and equity investment	19,968	—	12,285	—	Other loans and equity investment
BBVA Francés Asset Management S.A.	46,266	32.73%	46,266	32.73%	Credit card loans, other loans and equity investment	37,266	32.73%	37,266	32.73%	Credit card loans, other loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	15,545	44.53%	11,897	0.12%	Advances, other loans, guarantees given and equity investment	33,563	—	11,507	—	Other loans, guarantees given and equity investment
Consolidar Seguros de Retiro S.A.	12,956	32.73%	—	—	Advances and equity investment	16,493	—	16,493	—	Other loans and equity investment
Consolidar ART S.A.	20,098	32.73%	20,098	32.73%	Advances, credit cards loans and equity investment	6,529	32.73%	4,754	32.61%	Advances, credit cards loans and equity investment
PSA Finance	883,573	22.71%	883,573	22.71%	Advances, call money, other loans, guarantees given and equity investment	494,789	20.27%	494,789	20.27%	Call money, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	27,338	85.77%	27,338	85.77%	Advances, credit cards loans, other loans and equity investment	20,917	85.78%	19,487	85.78%	Advances, credit cards loans, other loans and equity investment
Consolidar Comercializadora S.A.	65	24.00%	—	—	Advances	182	—	52	—	Other loans and credit cards loans
Atuel Fideicomisos S.A.	—	—	—	—	—	38,030	—	—	—	Equity investment
Associated Entities
Rombo Cia Financiera S.A.	625,638	23.44%	625,638	23.44%	Call money, other loans, guarantees given and equity investment	328,401	18.53%	328,401	18.53%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	4,110	16.00%	3,778	20.50%	Advances, credit card loans, personal loans, other loans and real state mortgage	3,702	16.00%	3,702	16.00%	Advances, credit card loans, personal loans, other loans and real state mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
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

As of December 31, 2011, the Bank did not register assistance received from BBVA.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

The measures taken by the Argentine government at the beginning of 2002, including the repeal of the Convertibility Law, the “pesification” of all assets and liabilities in the formal economy and the default by the Argentine government on its debt, led to a massive withdrawal of deposits and a breakdown in the chain of payments. We have faced many lawsuits brought by depositors to recover their deposits in cash and in their original currency interest on their foreign currency deposits. During 2011, BBVA Francés paid Ps.28,419,311 regarding exchange rate difference of deposit refunds, in compliance with court orders in lawsuits brought by the Bank’s customers.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 5072 dated May 6, 2010 of the Central Bank , such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Central Bank’s Superintendence of Financial and Foreign Exchange Entities:

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

Communications “A” 5272 and “A” 5273 of the Central Bank dated February 1, 2012, increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2007 to 2011, see “Item 3. Key Information–Declared Dividends”.

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

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
February 2012	10.25	9.19
January 2012	10.35	8.10
Fiscal year ended December 31, 2011	16.60	7.60
Fourth quarter	11.35	7.60
December, 2011	8.60	7.60
November, 2011	10.15	8.05
October, 2011	11.35	8.05
September, 2011	11.60	9.00
Third quarter	14.70	9.00
Second quarter	16.50	12.15
First quarter	16.60	14.85
Fiscal year ended December 31, 2010	17.80	7.28
Fourth quarter	17.80	12.90
Third quarter	13.10	8.40
Second quarter	10.10	7.28
First quarter	9.95	7.43
Fiscal year ended December 31, 2009	8.73	2.50
Fiscal year ended December 31, 2008	8.55	2.42
Fiscal year ended December 31, 2007	13.10	8.04

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	U.S.$ Per ADS (1)
	High		Low
February 2012	6	23/39	5	8/9
January 2012	6	44/83	5	4/21
Fiscal year ended December 31, 2011	12	19/50	4	10/13
Fourth quarter	7	1/10	4	10/13
December, 2011	5	11/25	4	10/13
November, 2011	6	16/39	5	4/21
October, 2011	7	1/20	5	6/25
September, 2011	7	41/50	5	1/2
Third quarter	10	26/51	5	1/2
Second quarter	11	2/3	8	20/69
First quarter	12	19/50	10	8/17
Fiscal year ended December 31, 2010	13	33/50	5	9/20
Fourth quarter	13	33/50	9	43/50
Third quarter	9	9/10	6	3/13
Second quarter	7	4/5	5	9/20
First quarter	7	19/25	5	67/77
Fiscal year ended December 31, 2009	7	16/39	1	4/5
Fiscal year ended December 31, 2008	8	21/50	1	4/7
Fiscal year ended December 31, 2007	13	1/10	7	12/25

(1)	Source: BNY Mellon Depositary.

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

As of December 31, 2011, the market capitalization of the 105 companies listed on the BCBA was approximately U.S.$375.18 billion. At the same time, the market capitalization of the domestic companies totalled U.S.$43.67 billion.

The following table summarizes certain historical information about the Buenos Aires Stock Exchange.

	December 31,
	2011	2010	2009
Market capitalization (U.S.$ billion)	375.2	477.4	574.2
Number of companies listed	105	107	106
Rate of return in dollars (1)	(35.40)%	45.81%	95.1%8
Market/book ratio (2)	1.48	2.65	1.41

(1)	Based on the Merval Index
(2)	Estimated
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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main bodies of regulation governing BBVA Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our by-laws. Copies of our by-laws have been filed as exhibits to our 2010 annual report on Form 20-F.

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

Registry and Company’s Objects and Purposes

BBVA Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Francés is authorized to perform the following activities:

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

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of BBVA Francés. Moreover, Directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.

Directors need not hold shares in BBVA Francés or any of our subsidiaries to qualify and be appointed as directors of BBVA Francés.

The bank has no policies regarding age limits or retirement age.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata of the paid-in capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Francés in proportion to the paid-in capital.

Shareholders are entitled to vote cumulatively one-third of the vacancies of the board of directors. The board may not be partially reelected if it impairs or prevents the exercise by shareholders of their cumulative voting rights.

Shareholders may no longer claim the payment of dividends from BBVA Francés once three years have elapsed from the date on which the relevant dividend was made available to such shareholder.

Our by-laws do not contain any provisions related to sinking funds or potential liability of shareholders of BBVA Francés to make additional contributions.

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

Communications “A” 5272 and “A” 5273 of the Central Bank dated February 1, 2012, increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements.

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

Change of Control

There are no provisions in our articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change of control of BBVA Francés and that would operate only with respect to a merger, acquisition, corporate restructuring involving BBVA Francés or any of its subsidiaries.

Ownership Disclosure

There are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed.

Change in the Capital

Our by-laws do not establish conditions for the changes in the capital of BBVA Francés more stringent than those conditions imposed by the Business Companies Law.

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

(ii)
any debt entered into between non-governmental persons or entities and non-residents must be agreed for a term of at least 365 days, except for the financing of import and export operations and the primary placements of public debt listed in an authorized stock exchange; and

(iii)
all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” (legal reserve).

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

▪	The exchange rate for the purchase of foreign currency must be fixed no later than 15 calendar days prior to the due date of each interest payment, or for accrued interests at any time of the period.

▪
Repay principal of foreign debt at maturity (or 30 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for pesos, and repayment takes place at least 365 days thereof) without prior Central Bank authorization. Communication “A” 4177 (as amended) also allows prepayment of principal with an anticipation of more than 30 days, but subject to the following conditions:

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

Regulations Regarding Imports and Exports

The Central Bank established under Communication “A” 3473, as amended, an obligation to transfer from abroad to Argentina the foreign currency obtained from the collection of exports and to settle the foreign currency in the single free exchange market. This is a general obligation applicable to all export transactions. In addition, all collections by exporters must be collected between 60 and 360 calendar days from the date of the export, depending on the product being exported, for the exporter to negotiate the foreign currency in the domestic exchange market. Additionally, exporters have another 120 business days to bring in the foreign currency.

In respect to imports, advanced or at sight payments of any goods are allowed, upon condition that the clearance of the imported goods (nationalization) is credited within 365 and 90 days, respectively. Deferred import of goods may be paid up to 5 days in advance without the Bank’s prior authorization.

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

There is a sub limit of U.S.$250.000 per year depending on the financial status of each individual or company and the prior authorization issued by the National Tax Bureau.

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

Transfer of Corporate Bonds

According to Communication “A” 3859 (as amended), Argentine companies may transfer corporate profits and dividends corresponding to audited financial statements certified by external public accountants.

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

Future and Forward Operations

Communication “A” 4049 dated November 11, 2003, as amended, and Communication “A” 4805 (and additional ones) dated May 15, 2008, eased restrictions on foreign currency transactions by revoking the requirement of prior approval by the Central Bank so as to effect certain Future and Forward operations and have access to the exchange market for their cancellation. These transactions include agreements on foreign currency hedging interest rates and product prices, as well as foreign exchange REPO transactions.

Taxation

The following is a summary of certain Argentine and United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares. Holders of our ADSs or ordinary shares should consult their own tax advisers as to the United States, Argentine and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

Cash and stock dividends distributed in 2011 were not subject to income tax withholding.

Taxation of Capital Gains

To the extent the ADSs or ordinary shares are listed on a local or foreign stock exchange market, capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or ordinary shares are not currently subject to income tax.

In the event that capital gains should become subject to income tax in the future, the payment of tax would be the responsibility of the beneficial owners of ADSs and not the responsibility of “Euroclear” or “Cedel”, as the case may be.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Francés is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.305,000 is not applicable. The tax so paid is considered a definitive payment.

Companies responsible for the tax payment, such as BBVA Francés, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In May 2011, BBVA Francés paid Ps.6,418,657.94 to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2010.

In 2012 the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2011. The tax may be withheld from future dividends.

Other Taxes

There are no Argentine inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of ADSs or ordinary shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or ordinary shares.

Deposit and Withdrawal of Ordinary Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of ordinary shares in exchange for ADSs.

Income Tax Treaty

There is currently no income tax treaty or convention in effect between Argentina and the United States.

2.	U.S. Federan Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders (as described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers and traders in securities who use a mark-to-market method of tax accounting;

▪
persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or the ordinary shares;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

▪	persons that own or are deemed to own ten percent or more of our voting stock; or

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

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

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

▪	a citizen or individual resident of the United States;

▪	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

▪	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs or ordinary shares in their own particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company (“PFIC”), as described below.

Taxation of Distributions

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends generally will be included in a U.S. Holder’s income on the date of such holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine Pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as result of amounts paid on account of the Argentine Personal Property Tax, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2011. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares,  such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Francés which are referred to in this annual report may also be inspected at our office at Reconquista 199, C1003ABB Buenos Aires, Republic of Argentina.

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

VaR is an estimate (made with a given confidence interval) of the maximum potential loss in the fair or market value of a certain instrument or portfolio likely to occur over a specified time period, or “time horizon,” if that portfolio were held unchanged for that time period. This methodology is based on statistical methods that take into account many variables that may cause a change in the value of BBVA  Francés’ portfolios, including interest rates, foreign exchange rates, securities prices, volatility, and any correlation among the foregoing.

Additionally, the Bank has an independent area of market risk management called “Financial Risk Management” that manages the control of all market activities that may be involved in the calculation of VaR. This area interacts in a daily basis with all the different areas of the Bank that are related with the trading activities of BBVA Francés. We are also involved in a continuous process of improvement of our systems, in order to update them to the latest methodological advances in market risk measurement and control.

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

Our VaR analysis is updated daily by recalculating the historic volatility and correlation that serve as the basis for this analysis. In the case of our VaR analysis, the period for estimating risk factors is about two years and we assume a one-day holding period and adverse market movement of 2.3264 standard deviations as the standard for risk measurement and comparison. This range approximates a 99% one-tailed confidence interval. For a given portfolio, this implies that changes in market value are statistically likely to deviate adversely from VaR estimates approximately 1% of the time or one day out of 100 days. The volatility and correlation used in the calculation process are obtained by two techniques: (a) “exponential smooth”, or “EWMA” (Exponentially Weighted Moving Average) which confers a higher relative weight to the last historical data considered within the two-year series, and (b) Linear Standard Deviation (also considered within the two year series).

The area of Financial Risk Management uses VaR as a corporate tool to estimate and limit market risks related to all of our trading activities. Global VaR limits for trading activities at our dealing room are set by the agreement between the Financial Risk Area and the Trading Area . Two types of limits are used to seek control of market risk arising from our trading activities: limits based on VaR amounts and stop-loss limits for the principal portfolios. Also there is a Stress Testing Economic Limit that derivate in certain specified actions according to the manuals. Limits on particular portfolios and products are established within each business.

The VaR model incorporates several variables that could impact the fair value of our trading portfolio, as well as the correlation between these variables.

We estimate VaR for each of our trading portfolios and all trading portfolios combined. The following table shows the VaR for our combined trading activities for last year.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2011	2010
Average	2.21	2.16
Minimum	0.60	0.24
Maximum	3.86	9.22
Dec. 31	2.59	0.78

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2011	2010
Average	2.10	1.94
Minimum	0.55	0.08
Maximum	3.67	9.18
Dec. 31	2.49	0.72

Currency Risk VaR	2011	2010
Average	0.54	0.65
Minimum	0.00	0.10
Maximum	2.47	2.12
Dec. 31	0.30	0.27

Interest rate risk is mainly explained by investments in short-term floating rate notes and Central Bank’s bills. Our exposure to sovereign risk is minimum.

Our exposure to Foreign Exchange Risk is minimal and is primarily a result of Foreign Trade Business.

The graph below indicates the evolution of the risk exposure, measured with VaR, during the year 2011.

The graph below indicates interest rate risk and currency risk, measured with VaR, during the years 2011 and 2010 (thousands of pesos).

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2011 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2011.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 21.02% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

December 31, 2011
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	6,816.5	(0.75)%	3,269.5	1.59%	(84.6)	10.43%
50	6,842.1	(0.38)%	3,243.9	0.80%	(80.6)	5.23%
0	6,868.0	0.00%	3,218.3	0.00%	(76.6)	0.00%
(50)	6,894.1	0.38%	3,192.7	(0.80)%	(72.6)	(5.25)%
(100)	6,920.5	0.76%	3,167.0	(1.60)%	(68.5)	(10.51)%
Based on our position at December 31, 2011, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2012, net portfolio value would be reduced by Ps. 25.9 million and net interest income over 2012 would be increased by approximately Ps. 25.6 million.

Foreign Exchange Risk

As of December 31, 2011, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2011	Effect on net income based on our position as of December 31, 2010
(in millions of pesos, except percentages)
5%	(6)	(44)
(5)%	6	44

For a description of the changes in the exchange rates since December 2011, see “Item 4. Information on the Company–Recent Political and Economic Developments in Argentina”.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2011, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2011, based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2011 of the Bank, and our report dated March 26, 2012 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
March 26, 2012

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

ITEM 16B. CODE OF ETHICS

The standards of ethical conduct that BBVA Francés expects from its employees are found within the “Code of Conduct of BBVA Francés and its group of companies in Argentina”, or the Code of Conduct, approved by the Board of Directors on December 18, 2003.

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

The Code of Conduct is accessible via BBVA Francés’ corporate website at:

http://www.bancofrances.com.ar/html/institucional/informacion_banco/codigo_etica/inst_info_codigoetica.htm
(the information found at this website is not incorporated by reference into this report).

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina
Telephone number: (54 11) 4341 5036
e-mail address: v.bories@bbvafrances.com.ar
cecilia.acuna@bbvafrances.com.ar

During fiscal year 2011, there have been no amendments to any provisions of the Code of Conduct .

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2011.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2011 and 2010:

	2011	2010
	(in millions of pesos)
Audit fees	6.45	5.59
Audit-related fees	—	—
Tax fees	0.40	0.32
All other fees	—	—
Total fees	6.85	5.91

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by Deloitte & Co. S.R.L. Specifically, the policies and procedures prohibit Deloitte & Co. S.R.L. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.R.L. in 2011 were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2011 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the board of directors for their information. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

BBVA Francés’ corporate governance practices are governed by the applicable Argentine law (particularly, the Business Companies Law, Decree No. 677/01 and the Standards of the CNV), as well as by its by-laws. BBVA Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c).

NYSE Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In accordance with NYSE Section 303A.11, we describe below the relevant differences between BBVA Francés’ corporate governance practices and NYSE standards for listed companies.

On the other hand, the CNV has passed GR 516/07 providing for the minimum contents of a Corporate Governance Code (“Código de Gobierno Societario”, hereinafter the “CGS”) that it recommends to be adopted, but on a discretional basis, by corporations which publicly offer shares representing their capital stock in Argentina. This CNV resolution has become effective for fiscal years commencing on or after January 1, 2008.  Moreover, since December 2011, the Bank has a new CGS in accordance with Communication “A” 5106 of the Central Bank.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I and II). Since October 29, 1998, BBVA Francés has two independent directors among the seven members of its current Board of Directors.

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

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Francés’ by-laws require that any such meetings be held.

Nominations Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominations/corporate governance committee” comprised entirely of independent directors. Neither Argentine law nor BBVA Francés’ by-laws require the formation of a “nominations/corporate governance committee”. The right to nominate directors is vested in the shareholders and the nomination is made at the shareholders’ meeting. Pursuant to CNV Standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on criteria established by CNV (which are substantially similar to NYSE standards).

Compensation Committee

Under NYSE Section 303A.05(a), listed companies had to have a “Compensations Committee” comprised entirely of independent directors. Under NYSE Section 303A.05(b), the “Compensations Committee” shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). BBVA Francés has a Nominations and Compensations Committee, although neither Argentine law nor BBVA Francés’ by-laws require the formation of a “compensations committee”.

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

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers shall have this audit committee in place prior to July 31, 2005. Decree No. 677/01 and CNV’s standards require BBVA Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of BBVA Francés currently complies with the standards of Decree No. 677/01 and CNV.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the Audit Committee to be comprised of at least three members. Pursuant to CNV’s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV’s rules provide for the training of its members to carry out their duties and BBVA Francés engages in this training.

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

Under NYSE Section 303A.07(a), all members of the audit committee are required to be “independent”. In accordance with Decree No. 677/01, a majority of the members of Audit Committee (II) are “independent”.

Under NYSE Section 303A.07(b), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(b) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Decree No. 677/01 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

NYSE Sections 303A.07(b)(iii) A), (B) and (C) establish the duties and responsabilites of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Banco Francés’ by-laws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(b)(iii)(G) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Banco Francés’ by-laws.

NYSE Section 303A.07(c) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. No such provision regarding an internal audit function is required by Argentine law or BBVA Francés’ by-laws. However, BBVA Francés has an Audit Committee according to Central Bank’s rules, which provides to the management permanent assessments about management and operating processes, and risks of the company.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Francés’ Board approved in December 18, 2003 a “Code of Conduct of BBVA Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Francés’ website. See “Item 16B. Code of Ethics”. BBVA Francés believes that its Code of Conduct complies with the NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by BBVA Francés’ by-laws.

Notification of Non-fulfillment

Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfilment of any applicable provision under NYSE Section 303A.

No such provision regarding notification of non-fulfilment of NYSE Section 303A is contained in Argentine law or BBVA Francés’ by-laws, but BBVA Francés’ CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés(*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference in the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 4, 2011.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:		/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer
Date: March 26, 2012

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2011 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2011 and 2010 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2011, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.R.L.
Buenos Aires – Argentina
March 26, 2012

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and 2010
Stated in thousands of Pesos

	December 31,
	2011	2010 (1)
ASSETS
CASH AND DUE FROM BANKS	6,353,428	5,691,806
Cash	2,515,861	1,456,822
Due from banks and correspondents	3,837,567	4,234,984
Argentine Central Bank (BCRA)	3,651,375	4,098,792
Other local	2,412	2,574
Foreign	183,780	133,618
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	5,565,029	7,495,382
Holdings booked at fair value	2,088,522	4,309,767
Holdings booked at amortized cost	164	181
Instruments issued by the BCRA	3,447,972	3,082,019
Investments in listed private securities	28,555	103,604
Less: Allowances	184	189
LOANS	22,875,885	16,699,852
To governmental sector	46,027	1,297,642
To financial sector	1,146,532	578,878
Inter-financial – (Calls granted)	49,000	30,000
Other financing to local financial institutions	996,641	504,636
Interest and listed-price differences accrued and pending of collection	100,891	44,242
To non-financial private sector and residents abroad:	22,128,299	15,219,559
Overdraft	2,881,496	2,366,957
Discounted instruments	3,412,091	2,086,979
Real estate mortgage	915,156	840,841
Collateral loans	1,651,776	831,981
Consumer	3,761,698	2,473,299
Credit cards	3,448,437	2,457,922
Other (Note 6.b)	5,829,606	4,010,249
Interest and listed-price differences accrued and pending of collection	317,371	179,623
Less: Interest documented together with main obligation	89,332	28,292
Less: Allowances	444,973	396,227
Carried forward	34,794,342	29,887,040

(1)	See Note 3.3.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2011 and 2010
Stated in thousands of Pesos

	December 31,
	2011	2010 (1)
Brought forward	34,794,342	29,887,040
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	1,948,285	1,043,859
Argentine Central Bank (BCRA)	417,836	346,396
Amounts receivable for spot and forward sales to be settled	1,181,974	251,773
Instruments to be received for spot and forward purchases to be settled	187,057	232,152
Premiums for options bought	2,431	5,582
Unlisted corporate bonds	13,424	102,368
Non-deliverable forward transactions balances to be settled	34,249	20,992
Other receivables not covered by debtor classification regulations	6,198	119
Other receivables covered by debtor classification regulations	108,885	91,109
Less: Allowances	3,769	6,632
RECEIVABLES FROM FINANCIAL LEASES	907,087	534,457
Receivables from financial leases	906,896	535,619
Interest accrued pending of collection	12,470	6,936
Less: Allowances	12,279	8,098
INVESTMENTS IN OTHER COMPANIES	126,288	110,138
In Financial institutions	55,815	47,700
Other (Note 6.c)	70,473	62,442
Less: Allowances	—	4
OTHER RECEIVABLES	533,030	381,364
Other (Note 6.d)	683,406	480,972
Other interest accrued and pending collection	1,222	2,695
Less: Allowances	151,598	102,303
PREMISES AND EQUIPMENT	580,121	523,608
OTHER ASSETS	28,697	27,753
INTANGIBLE ASSETS	80,978	66,547
Organization and development expenses	80,978	66,547
SUSPENSE ITEMS	6,367	5,030
OTHER SUBSIDIARIES’ ASSETS (Note 6.e)	450	450
TOTAL ASSETS	39,005,645	32,580,246

(1)	See Note 3.3.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2011 and 2010
Stated in thousands of Pesos

	December 31,
	2011	2010 (1)
LIABILITIES
DEPOSITS	29,165,704	22,461,307
Governmental sector	1,141,024	785,956
Financial sector	43,882	10,406
Non-financial private sector and residents abroad:	27,980,798	21,664,945
Checking accounts	6,369,212	5,063,665
Savings deposits	9,489,576	7,533,275
Time deposits	11,224,571	8,541,279
Investments accounts	219,366	78,009
Other	553,286	389,346
Interest and listed—price differences accrued payable	124,787	59,371
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	4,268,519	1,992,801
Argentine Central Bank — Other	18,450	2,747
Banks and International Institutions	563,338	88,536
Non — subordinated corporate bonds	294,393	70,000
Amounts payable for spot and forward purchases to be settled	187,166	218,075
Instruments to be delivered for spot and forward sales to be settled	1,181,355	241,915
Premiums for options written	779	2,348
Financing received from Argentine financial institutions	339,883	121,347
Inter-financial - (Calls received)	114,200	5,100
Other financing from local financial institutions	225,343	116,243
Interest accrued payable	340	4
Non-deliverable forward transactions balances to be settled	5,885	530
Other (Note 6.f)	1,654,957	1,240,802
Interest and listed—Price differences accrued payable	22,313	6,501
OTHER LIABILITIES	1,078,329	817,784
Fees payable	98	62
Other (Note 6.g)	1,078,231	817,722
ALLOWANCES	496,233	528,274
SUSPENSE ITEMS	46,158	17,411
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.h)	336	2,836,562
TOTAL LIABILITIES	35,055,279	28,654,139
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	82,109	179,192
STOCKHOLDERS’ EQUITY	3,868,257	3,746,915
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	39,005,645	32,580,246

(1)	See Note 3.3.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2011 and 2010
Stated in thousands of Pesos

	December 31,
	2011	2010
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	5,760,212	4,260,353
Guarantees received	5,259,465	3,581,622
Contra contingent debit accounts	500,747	678,731
Control	56,453,765	57,056,492
Receivables classified as non-recoverable	319,098	330,149
Other (Note 6.i)	55,130,192	56,127,912
Contra control debit accounts	1,004,475	598,431
Derivatives	7,624,184	4,957,446
“Notional” amount of call options bought	30,032	52,702
“Notional” amount of put options bought	—	27,402
“Notional” amount of non-deliverable forward transactions	3,588,570	2,478,406
Interest rate SWAP	551,836	213,967
Contra derivatives debit accounts	3,453,746	2,184,969
For trustee activities	7,117	12,653
Funds in trust	7,117	12,653
TOTAL	69,845,278	66,286,944
CREDIT ACCOUNTS
Contingent	5,760,212	4,260,353
Credit lines granted (unused portion) covered by debtor classification regulations	21,996	70,538
Guarantees provided to the BCRA	134,235	101,609
Other guarantees given covered by debtor classification regulations	175,081	363,828
Other guarantees given non-covered by debtor classification regulations	70,649	75,403
Other covered by debtor classification regulations	98,786	67,353
Contra contingent credit accounts	5,259,465	3,581,622
Control	56,453,765	57,056,492
Items to be credited	720,011	510,436
Other	284,464	87,995
Contra control credit accounts	55,449,290	56,458,061
Derivatives	7,624,184	4,957,446
“Notional” amount of call options written	34,505	60,082
“Notional” amount of put options written	—	24,662
“Notional” amount of non-deliverable forward transactions	3,419,241	2,100,225
Contra derivatives credit accounts	4,170,438	2,772,477
For trustee activities	7,117	12,653
Contra credit accounts for trustee activities	7,117	12,653
TOTAL	69,845,278	66,286,944

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2011	2010	2009
FINANCIAL INCOME	3,814,685	3,842,671	3,560,203
Interest cash and due from banks	2	13	29
Interest on loans to the financial sector	136,903	99,820	203,089
Interest on overdraft	420,127	301,832	366,655
Interest on discounted instruments	318,039	168,201	154,894
Interest on real estate mortgage	126,164	111,507	122,623
Interest on collateral loans	192,420	104,905	90,803
Interest on credit card loans	361,658	229,657	182,231
Interest on other loans	1,097,407	713,363	581,402
Interest on other receivables from financial transactions	31,725	13,249	1,322
Interest on financial leases	116,659	64,999	58,977
Income from Federal Government secured loans—Decree No. 1387/01	40,165	271,964	260,466
Net income from governmental and private securities	493,185	1,471,135	1,042,950
Net income from options	404	4,494	—
Indexation by Benchmark Stabilization Coefficient (CER)	96,873	9,117	11,017
Gold and foreign currency exchange difference	218,622	197,821	200,696
Other	164,332	80,594	283,049
FINANCIAL EXPENSES	1,345,403	817,823	1,013,959
Interest on checking accounts	—	5,298	21,719
Interest on savings deposits	9,183	6,670	10,002
Interest on time deposits	1,044,929	609,454	744,526
Interest on inter-financial financing - (Calls received)	2,763	1,665	318
Interest on other financing from financial institutions	31,969	7,205	5,489
Interest on other liabilities from financial transactions	34,054	6,424	9,252
Other interest	6,552	11,029	3,216
Net expense from options	—	—	2
Indexation by CER	168	240	375
Contribution to the deposit guarantee fund	44,205	35,001	31,906
Other	171,580	134,837	187,154
GROSS INTERMEDIATION MARGIN—GAIN	2,469,282	3,024,848	2,546,244
ALLOWANCES FOR DOUBTFUL LOANS	132,663	179,353	245,966
SERVICE CHARGE INCOME	1,957,589	1,484,846	1,203,005
Related to lending transactions	690,426	475,047	368,392
Related to liability transactions	736,550	590,998	502,568
Other commissions	107,934	86,234	77,224
Other (Note 6.j)	422,679	332,567	254,821
Carried forward	4,294,208	4,330,341	3,503,283

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2011	2010	2009
Brought forward	4,294,208	4,330,341	3,503,283
SERVICE CHARGE EXPENSE	519,635	406,376	279,691
Commissions	366,352	304,320	191,896
Other (Note 6.k)	153,283	102,056	87,795
OPERATING EXPENSES	2,343,200	2,019,378	1,633,899
Payroll expenses	1,350,439	1,245,082	1,009,758
Fees to Bank Directors and Statutory Auditors	2,398	1,489	692
Other professional fees	41,209	42,782	35,254
Advertising and publicity	122,412	101,134	65,433
Taxes	176,381	130,783	103,615
Fixed assets depreciation	65,070	57,737	49,244
Organizational expenses amortization	28,937	23,858	18,520
Other operating expenses	328,371	251,051	209,624
Other	227,983	165,462	141,759
NET GAIN FROM FINANCIAL TRANSACTIONS	1,431,373	1,904,587	1,589,693
NET LOSS ON MINORITY INTEREST IN SUBSIDIARIES	(8,462)	(31,156)	(14,890)
OTHER INCOME	328,759	205,389	253,339
Income from long-term investments	111,461	21,323	20,841
Punitive interests	4,585	3,471	3,873
Loans recovered and reversals of allowances	78,430	117,858	53,355
Other (Note 6.l)	134,283	62,737	175,270
OTHER EXPENSES	193,735	564,800	738,102
Punitive interests and charges paid to BCRA	332	222	879
Charge for uncollectibility of other receivables and other allowances	128,095	49,906	246,484
Amortization of difference arising from judicial resolutions	28,419	35,057	48,804
Depreciation and losses from miscellaneous assets	369	734	505
Other (Note 6.m)	36,520	478,881	441,430
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,557,935	1,514,020	1,090,040
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	552,358	315,841	371,578
NET INCOME FOR THE FISCAL YEAR	1,005,577	1,198,179	718,462
NET INCOME PER ORDINARY SHARE (1) (2)	1.87	2.23	1.47

(1)	See Note 20.13.
(2)	Stated in pesos.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2011	2010	2009
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	6,251,784 (1)	5,818,088 (1)	4,661,349
Cash and its equivalents at the end of the fiscal year	6,618,270 (1)	6,251,784 (1)	5,818,088 (1)
Net increase in cash and its equivalents	366,486	433,696	1,156,739

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	2,066,402	1,144,287	(722,215)
- Loans	(2,956,923)	(2,674,830)	2,940,284
to financial sector	(449,005)	(141,269)	130,962
to non-financial public sector	620,337	112,729	203,662
to non-financial private sector and residents abroad	(3,128,255)	(2,646,290)	2,605,660
- Other receivables from financial transactions	18,171	(1,365,353)	(56,365)
- Receivables from financial leases	(372,630)	(206,059)	65,752
- Deposits	5,409,329	3,320,375	240,976
to financial sector	33,476	(179,708)	(7,078)
to non-financial public sector	342,097	(230,812)	(684,597)
to non-financial private sector and residents abroad	5,033,756	3,730,895	932,651
- Other liabilities from financial transactions	545,834	1,784,095	(17,296)
Financing from financial or inter-financial sector (calls received)	109,100	5,100	(550)
Others (except liabilities included in Financing Activities)	436,734	1,778,995	(16,746)
Collections related to service charge income	1,951,823	1,480,733	1,197,698
Payments related to service charge expense	(515,003)	(406,210)	(279,618)
Operating expenses paid	(2,195,913)	(1,924,775)	(1,591,412)
Organizational and development expenses paid	(18,302)	(13,540)	(2,927)
Net collections from punitive interest	4,253	2,891	2,610
Differences from judicial resolutions paid	(28,419)	(35,057)	(48,804)
Collections of dividends from other companies	8,494	11,018	10,557
Other collections / (payments) related to other income and expenses	273,545	(337,250)	(202,700)
Net cash flows provided by operating activities	4,190,661	780,325	1,536,540

Investment activities
Net payments from premises and equipment	(121,583)	(94,862)	(108,887)
Net (payments) / collections from other assets	(1,313)	(2,022)	806
Collections from sales of ownership interests in other companies	255,757	—	—
Other payments from investment activities	(512,804)	(175,710)	(224,086)
Net cash flows used in investment activities	(379,943)	(272,594)	(332,167)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2011	2010	2009
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	224,393	70,000	—
- BCRA	15,570	46	(309)
Others	15,570	46	(309)
- Banks and international agencies	474,802	33,013	(275,788)
- Financing received from / (pay to) local financial institutions	109,100	77,996	(16,916)
Capital contributions	7,896	—	—
Dividends paid in cash	(818,258)	(480,000)	(35,000)
Other (payments) / collections from financing activities	(3,457,737)	224,897	280,350
Net cash flows used in financing activities	(3,444,234)	(74,048)	(47,663)

Financial results and results from holdings of cash and its equivalents (including interest)	2	13	29

Net increase in cash and its equivalents	366,486	433,696	1,156,739

(1)	See Note 3.4.21.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2011, 2010 and 2009 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 20.7).

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

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2011, 2010 and 2009, taxes paid amounted to 904,079, 491,039 and 577,360, respectively. At such dates, interest-paid amounted to 1,167,471, 722,297 and 917,164, respectively.

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2008	471,361	175,132	312,979	594,391	(181,119)	703,280	2,076,024
Decisions of Stockholders’ Meeting of March 27, 2009:
- Dividends paid in cash	—	—	—	—	—	(35,000)	(35,000)
- Dividends paid in shares (1)	65,000	—	—	—	—	(65,000)	—
- Legal Reserve	—	—	—	64,302	—	(64,302)	—
Unrealized valuation difference (3)	—	—	—	—	166,986	—	166,986
Net income for the fiscal year	—	—	—	—	—	718,462	718,462
Balances at December 31, 2009	536,361	175,132	312,979	658,693	(14,133)	1,257,440	2,926,472
Decisions of Stockholders’ Meeting of April 30, 2010:
- Dividends paid in cash	—	—	—	—	—	(480,000)	(480,000)
- Legal Reserve	—	—	—	143,692	—	(143,692)	—
Unrealized valuation difference (3)	—	—	—	—	102,264	—	102,264
Net income for the fiscal year	—	—	—	—	—	1,198,179	1,198,179
Balances at December 31, 2010	536,361	175,132	312,979	802,385	88,131	1,831,927	3,746,915
Decisions of Stockholders’ Meeting of March 30, 2011:
- Dividends paid in cash	—	—	—	—	—	(804,000)	(804,000)
- Legal Reserve	—	—	—	239,636	—	(239,636)	—
Subscription of shares approved by Stockholders´ Meeting held on March 30, 2011 (2)	517	7,379	—	—	—	—	7,896
Unrealized valuation difference (3)	—	—	—	—	(88,131)	—	(88,131)
Net income for the fiscal year	—	—	—	—	—	1,005,577	1,005,577
Balances at December 31, 2011	536,878	182,511	312,979	1,042,021	—	1,793,868	3,868,257

(1)	See Note 1.2.
(2)	See Note 1.4.
(3)	Unrealized (loss) / gain for Available for Sale investments (see Note 3.4.2.).

The accompanying Notes 1 to 22 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”)  has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 76.00% of the corporate stock as of December 31, 2011.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2006:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878	(3)

(1)	For payment of share dividend.
(2)	See Note 1.4.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.2.2.	Authorized and issued shares

In October 2009 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 65,000,000 as a result of the distribution of share dividends approved by the Stockholders’ Meeting on March 27, 2009.

In September 2011 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 516,544 as a result of the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés.

As of December 31, 2011 the capital stock of the Bank consists of 536,877,850 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

c)
The inflation adjustment related to the increase in capital stock restated as mentioned in Note 3.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each fiscal year.

The composition of “Adjustments to stockholders’ equity” is as follows:

December 31, 2011 and 2010
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares subscription (value 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 182,511 at December 31, 2011.

1.3.	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

1.4.	Consolidar Comercializadora S.A. merged by absorption into BBVA Francés

On February 10, 2011, the Board of Directors of BBVA Francés and Consolidar Comercializadora S.A. entered into a “Preliminary merger agreement”, whereby BBVA Francés incorporates Consolidar Comercializadora S.A. on the basis of these companies’ financial statements as of December 31, 2010 and Consolidar Comercializadora S.A. goes through a dissolution without liquidation process.

On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés and the Extraordinary Shareholders’ Meeting of Consolidar Comercializadora S.A., approved said preliminary merger agreement, as well as the consolidated merging balance sheet as of December 31, 2010 and the shares’ exchange ratio.

In addition, the Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 516,544 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, that were listed for public offering at the Buenos Aires Stock Exchange and delivered to the shareholders of Consolidar Comercializadora S.A.

The parties have agreed on July 1, 2011 as the merger effective date, with that being the date as of which all the assets and liabilities of the target company have been transferred. On July 5, 2011, the CNV approved the merger and the listing of the shares pertaining to the capital increase. On September 14, 2011, the merger was registered with the Public Registry of Commerce. As a result, the Bank´s capital stock increased by 517, generating an issuance premium of 7,379.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

In this respect, Consolidar Comercializadora S.A.’s assets and liabilities, existing as of July 1, 2011, were incorporated on a line-by-line basis into those of BBVA Francés and amounted to 65,620 and 53,931, respectively.

1.5.	Sale of Consolidar Compañía de Seguros de Retiro S.A.

On March 31, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Compañía de Seguros de Retiro S.A. (Consolidar Retiro) between BBVA Francés, holder of 66.21% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 33.79% of the capital stock, in their capacities as selling shareholders, and Orígenes Compañía de Seguros de Retiro S.A., C.M.S. de Argentina S.A. and Grupo Dolphin Holding S.A., in their capacities as buying shareholders.

Pursuant to said agreement, a price was established for the shares, at 380,000, adjustable on the basis of the proceeds resulting from the sale of the interest held by Consolidar Retiro in the real estate for own use where it has its offices. The price was paid pro rata of the shareholding of each one of the sellers in Consolidar Retiro. In addition, the closing of the transaction was subject to the satisfactory fulfillment of certain conditions precedent, which included the authorization of the National Superintendence of Insurance (S.S.N.).

On May 13, 2011, the transaction was approved by the S.S.N., with the stock purchase agreement having been closed and the transfer of shares consummated on June 10, 2011.

1.6.	Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer.

Pursuant to said agreement, a price has been established for the shares, at U.S.$62,857,775. The price shall be paid pro rata of the shareholding of each one of the sellers in Consolidar ART, with BBVA Francés having received from the buyer a down payment in the amount of 18,750 equal to 60% of the pro rata price of the transaction. On February 6, 2012, the transaction was approved by the S.S.N.

The transaction involved for the Bank a profit of approximately Ps.2.8 million as at March 6, 2012 considering the value of the equity interest of BBVA Francés in Consolidar ART at the said date, in terms of BCRA regulations. We registered our participation on Consolidar ART in the caption “Investment in other companies”.

On the other hand, taking into account the valuation of such stock holding under US GAAP, the result of the transaction as at the same date would originate an income of approximately Ps.24.5 million.. The net equity of Consolidar ART under US GAAP amount to Ps.9.0 million. In accordances with US GAAP we would registered our participation in Consolidar ART in the caption “Available for sale”.

1.7.	Atuel Fideicomisos S.A. – Merger with BBVA Francés S.A.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010 the Corporation Inspection Bureau (IGJ for its Spanish acronym) registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations and the merger procedure was finalized.

This merger was accounted for as equity transactions. Had U.S. GAAP been applied, in accordance with ASC 810-10, Consolidation: Overall, therefore, no gain or loss was recognized in Consolidated Statements of Operations or Other Comprehensive Income.

1.8.	PSA Finance Argentina Cía. Financiera S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Entity is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Entity started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2011	2010	2011	2010	2011	2010
BBVA Francés Valores Sociedad de Bolsa S.A. (1)	Stockbroker	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	Common	—	32,274,350	—	66.2101	—	66.2101
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (2)	Fund Manager	Common	230,398	230,398	95.0000	95.000	95.0000	95.000

(1) Formerly Francés Valores Sociedad de Bolsa S.A.
(2) Formerly Francés Administradora de Inversiones S.A. Sociedad Gerente de Fondos Comunes de Inversión.

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2011.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	54,732.0
Consolidar ART S.A. (1)	Argentina	12.50%	Workers compensation insurance	30,719.8
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	15,102.0
Coelsa S.A.	Argentina	11.39%	Clearing house	97.5
Interbanking S.A.	Argentina	10.00%	Information services for financial markets	1,930.0
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54.0
Sedesa S.A.	Argentina	12.31%	Deposit guarantee fund	111.0
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	6,512.9
Visa Argentina S.A.	Argentina	9.53%	Credit card issuer	6,145.5

(1) See Note 1.6

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2011, 2010 and 2009, as per the following detail:

-	As of December 31, 2011:

a)
With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2011.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), for the six month period ended December 31, 2011.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) has been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month period ended on December 31, 2011.

-	As of December 31, 2010:

a)
With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2010.

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

a)
With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2009.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

The Consolidated Financial Statements as of December 31, 2011 include comparative information with the Consolidated Financial Statements as of December 31, 2010 and 2009.

On February 11, 2011, pursuant to Communication “A” 5180 and supplementary rules, BCRA has incorporated certain changes into its rules concerning the valuation and presentation of debt instruments issued by the non-financial public sector and of debt instruments used as monetary regulation tools that shall come into force on March 1, 2011. As a result, for comparative purposes, the Bank has adapted the presentation of the balances of such assets in the Consolidated Balance Sheet as of December 31, 2010.

It must be clarified that these changes do not have a significant impact on the presentation of the Consolidated Financial Statements as of such date considered as a whole.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2011 and 2010, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

As of December 31, 2011:

▪
Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

▪
Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

▪
Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

As of December 31, 2010:

As stated in Note 3.3., for comparative purposes, the Bank adapted the presentation of the balances of these assets in the Balance Sheet.

▪	Holdings booked at fair value and instruments issued by the BCRA at fair value:

-
Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale) for 4,813 and 65,962, respectively: they were valued based on current listed prices for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

-
Holdings available for sale (Government Securities) for 695,479: according to Communication “A” 4702, the Government securities expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity. As of December 31, 2010, the amount recorded was 87,877 (income).

-
Unlisted government securities for 2,055,270: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

-
Holdings available for sale (Instruments issued by the BCRA) for 532,818: according to Communication “A” 4702, the instruments issued by the BCRA expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders' equity. As of December 31, 2010, the amount recorded was 254 (income).

▪	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost:

-
Unlisted government securities for 175: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

-
Unlisted instruments issued by the BCRA for 2,170,064: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

▪
Investments in listed private securities, equity and debt instruments for 269: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2011 and 2010, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180 and “A” 4898, respectively. An amount has been added to said balancing account to match their book values to fair values.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2011 and 2010, receivables and payables have been adjusted to the CER as follows:

▪
Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

▪
Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2011 and 2010.

3.4.5.	Allowance for loans losses and contingent commitments

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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2011 and 2010.

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

Forward sales and purchases of securities associated with repurchase agreements were valued as follows:

▪
In foreign currency: as of December 31, 2011 and 2010, they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

▪	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2011 and 2010.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

3.4.10.	Receivables from financial leases

As of December 31, 2011 and 2010, they were valued at the present value of the sum of the periodical installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
Banelco S.A., Visa Argentina S.A., Consolidar A.R.T. S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2011 and 2010 were valued by the equity method at the end of each fiscal year.

▪
Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

▪	Other: as of December 31, 2011 and 2010 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

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

As of December 31, 2011 and 2010 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,359,260 and 1,330,841, respectively.

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

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree No. 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Supreme Court of Justice of Argentina confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the U.S.$1 = Ps.1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2011 and 2010, the Bank has estimated this contingency and it has raised allowances for the total amount.

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

Call and put options bought and written:

As of December 31, 2011 and 2010, these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for each fiscal year.

Repo and Reverse Repo transactions

As of December 31, 2011, each transaction was valued at cost. The premiums accrued as of December 31, 2011 were charged to income (loss) for the fiscal year.

3.4.15.	Term investments yielding variable income - Communication “A” 2482 and supplemented

As of December 31, 2011 and 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

3.4.16.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.17.	Other liabilities

They include liabilities non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2011 and 2010.

3.4.18.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.19.	Stockholders’ equity accounts

They are restated as explained in Note 3.2., except for the "Capital Stock" and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the "Adjustment to Stockholders´ Equity – Adjustment to Capital Stock" account.

3.4.20.	Statements of Operations Accounts

▪
As of December 31, 2011, 2010 and 2009, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

▪	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

▪	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.21.	Consolidated Statements of Cash and Cash Equivalents Flows

The Statements of Cash and Cash Equivalents Flows as of December 31, 2011, 2010 and 2009 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2011	2010	2009

a) Cash and due from banks	6,353,428	5,691,806	5,255,412

b) Government securities held for trading or financial transactions	85,342	442,478	488,176

c) Loans to financial sector, calls granted maturity date less than three months as from the end of each fiscal year	179,500	117,500	74,500

CASH AND ITS EQUIVALENTS	6,618,270	6,251,784	5,818,088

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

3.4.22.	Other assets and other liabilities from subsidiaries (Consolidar Group)

They have been valued in accordance with the accounting standards established by the S.S.N. and National Superintendence of Pension Funds Managers.

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

As already indicated in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 109,600 and 62,300 as of December 31, 2011 and 2010, respectively, should be recovered.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2011 and 2010, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 11,293 and would have increased in 2,594, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2011, 2010 and 2009 would have been 13,887 (loss), 2,470 (income) and 3,705 (income), respectively.

c)	Consolidar AFJP S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 and 2010 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

d)	Consolidar Retiro. S.A. building acquisition

On June 7, 2011, the Bank acquired from Consolidar Retiro the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

4.2.	Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As of December 31, 2010, the Bank charged to the account “Unrealized valuation difference” in stockholders' equity an income of 88,131, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010 and 2009, 102,264 (income) and 166,986 (income), respectively, should have been charged to income for each fiscal year.

4.3.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

a)	Arising from the application of the accounting standards laid down by the S.S.N. and the professional accounting standards in force in Argentina:

(i)
Federal Government secured loans - Decree No. 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 693,449 as of December 31, 2010 were valued in accordance with the regulations of the S.S.N.

(ii)	The portfolio of Government securities in investment accounts held by Consolidar Cía. de Seguros de Retiro S.A. as of December 31, 2010 was booked in accordance with the standards of the S.S.N.

(iii)
In the Other Liabilities caption, Consolidar Cía. de Seguros de Retiro S.A included, as of December 31, 2010, the balance from the technical commitments incurred with the insured. The abovementioned caption included 7,913, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., would be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

(iv)	The items included under the captions “Other Subsidiaries’ assets” and “Other Subsidiaries’ liabilities” were valued in accordance with the regulations of the S.S.N.

(v)
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

(vi)
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

(i)	Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2010 and 2009 amounted to 1,728 (income) and 7,435 (income), respectively.

(ii)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,380 and 5,972 as of December 31, 2011 and 2010, respectively.

(iii)
The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings).

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

As of December 31, 2011 and 2010, the Bank recorded 552,358 and 315,841, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2011 and 2010, the Bank has booked 341,579 and 225,816, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings applied to the Bank until such dates.

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

As of December 31, 2011 and 2010, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 109,600 and 62,300, respectively. Such amounts are made up as follows (under individual basis):

	December 31,
	2011	2010
Deferred tax assets	333,200	473,900
Deferred tax liabilities	(223,600)	(411,600)

Net deferred assets	109,600	62,300
Allowance	(109,600)	(62,300)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
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

As of December 31, 2011 and 2010, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

5.3.	Other tax issues

a)
In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. Panel B of the Tax Court handed down a new judgment declaring the assessment to be null and void. The Tax Authorities lodged an appeal against this judgment and on August 16, 2011. Panel III of the Appellate Court ruled that the appeal had been abandoned. Against this rejection, the Tax Authorities lodged an extraordinary appeal and the Bank filed an answer to it. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905/02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	December 31,
	2011	2010
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings booked at fair value

Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	1,017,471	1,383,120
Secured Bonds due in 2020	828,433	988,036
Secured Bonds due in 2018	178,727	101,164
Discount Bonds in pesos	23,377	425,016
Federal Government Bocon PRO 12	14,814	183,003
Federal Government Bonds in Pesos BADLAR plus 350 bp due in 2013	12,795	44,850
Federal Government Bonds in Pesos BADLAR plus 300 bp due in 2015	—	419,487
Federal Government Bonds in US dollar 7% P.A. due 2015	—	267,987
Treasury Notes	—	222,929
Discount Bonds in US dollar	—	170,223
Federal Government Bocon PRE9	—	29,673
Federal Government Bonds in Pesos 10.5% due in 2012	—	26,186
Federal Government Bonds in US dollar 7% due 2011	—	12,355
Federal Government Bocon PRO13	—	9,639
Bonar X	—	4,686
Peso-denominated GDP-related securities	—	4,141
Other	12,905	17,272
Total	2,088,522	4,309,767

Holdings booked at amortized cost

Other	164	181
Total	164	181

Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,352,026	1,650,748
BCRA Notes (NOBAC)	1,095,946	1,431,271
Total	3,447,972	3,082,019

Investments in listed private securities

FBA Ahorro Pesos Investment Fund	24,619	1,289
FBA Renta Pesos Investment Fund	3,039	15,850
Corporate Bonds Petrobrás Energía S.A.	81	3,656
Corporate Bonds YPF	—	50,291
MBT Serie 1 Clase A Financial Trust	—	10,121
Corporate Bonds Gas Natural Ban	—	9,135
Corporate Bonds Grupo Concesionario del Oeste	—	5,453
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	—	2,273
Other	816	5,536
Sub-Total	28,555	103,604
Allowances	(184)	(189)
Total	5,565,029	7,495,382

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2011	2010
b) LOANS – Other

Loans granted to pre-finance exports	3,003,322	2,329,504
Fixed-rate financial loans	2,640,216	1,392,175
Financial loans to foreign institutions	70,704	5.964
Other	115,364	282,606
Total	5,829,606	4,010,249

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	45,876	37,321
In non-controlled companies-supplementary activities	24,597	25,121
Total	70,473	62,442

d) OTHER RECEIVABLES – Other

Miscellaneous receivables	234,533	154,010
Guarantee deposits	201,904	102,105
Tax prepayments	121,481	71,304
Prepayments	110,886	95,141
Other	14,602	58,412
Total	683,406	480,972

e) OTHER SUBSIDIARIES’ ASSETS

Others related to insurance business	450	450
Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Accounts payable for consumption	547,354	394,705
Collections and other operations for the account of third parties	473,628	290,211
Other withholdings and collections at source	261,986	202,444
Money orders payable	174,928	179,820
Loans received from Argentine Technological Fund (FONTAR and Banco de Inversión y Comercio Exterior (“BICE”))	49,324	38,391
Pending Banelco debit transactions	36,505	28,493
Loans received from Interamerican Development Bank (BID)	15,945	18,420
Social security payment orders pending settlement	4,987	3,852
Other	90,300	84,466
Total	1,654,957	1,240,802

g) OTHER LIABILITIES – Other

Accrued taxes	431,534	320,546
Miscellaneous payables	324,307	241,339
Accrued salaries and payroll taxes	240,783	187,503
Amounts collected in advance	79,470	65,126
Other	2,137	3,208
Total	1,078,231	817,722

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2011	2010
h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, mathematical reserve	—	2,450,173
Fluctuation fund – Consolidar Cía. de Seguros de Retiro S.A.	—	309,208
Difference arising from Federal Government secured loans accrued valuation Consolidar Cía. de Seguros de Retiro S.A.	—	(7,913)
Others related to insurance business	336	85,094
Total	336	2,836,562

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Federal Government	35,717,602	36,645,801
Items in safekeeping	16,094,866	17,028,587
Checks not yet credited	2,567,258	1,697,519
Collections items	400,241	430,819
Checks drawn on the Bank pending clearing	254,125	245,783
Other	96,100	79,403
Total	55,130,192	56,127,912

	December 31,
	2011	2010	2009
j) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	176,920	133,843	116,202
Rental of safe-deposit boxes	75,798	53,482	34,997
Commissions for loans and guaranties	59,365	40,100	17,984
Commissions for capital market transactions	16,580	20,421	10,120
Commissions for transportations of values	14,807	11,145	11,589
Commissions for escrow	10,880	6,855	7,940
Commissions for salary payment	8,759	7,694	7,305
Commissions for trust management	1,527	1,844	2,246
Other	58,043	57,183	46,438
Total	422,679	332,567	254,821

k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	119,349	81,489	63,935
Insurance paid on lease transactions	21,042	15,215	19,205
Other	12,892	5,352	4,655
Total	153,283	102,056	87,795

l) OTHER INCOME - Other

Deferred income tax (1)	47,300	—	120,148
Tax recovery	18,166	12,800	10,820
Related parties expenses recovery	13,620	8,638	7,060
Income from the sale of fixed and miscellaneous assets	2,150	2,259	3,082
Rent	677	565	807
Premiums – Insurance companies	—	17,648	20,285
Other	52,370	20,827	13,068
Total	134,283	62,737	175,270

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2011	2010	2009
m) OTHER EXPENSES – Other

Insurance companies, mathematical reserve	—	252,457	168,135
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	—	177,237	166,673
Claims paid – Insurance companies	—	10,869	3,803
Redemptions	—	12,011	34,336
Disability and life insurance premiums	—	—	64
Other	36,520	26,307	68,419
Total	36,520	478,881	441,430

NOTE 7—FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that these cases have been assessed on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2011 and 2010, there are Bank assets, which are restricted as follows:

a)
The Government and Private Securities account includes 132,500 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2011 and 100,005 in Guaranteed Bonds maturing in 2018 and as of the end of the previous fiscal year, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)
The Bank appropriated 37,524 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2011 and BCRA Bills (Badlar), in an amount of 67,341, as of the end of the previous fiscal year, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

c)	The Bank appropriated 33,063 in Guaranteed Bonds maturing in 2020 as of December 31, 2011, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank appropriated loan funds of its active portfolio in an amount of 1,722 and 1,591, respectively, to secure debts with the BCRA.

e)
The Bank has also appropriated accounts, deposits and trusts for 441,836 and 280,014, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

f)
BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600 as of December 31, 2011 and 2010. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law No. 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

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

That Company was incorporated in August 1995 and the Bank has a 11.1030% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the  BCRA's Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

NOTE 10—TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of December 31, 2011 and 2010, the assets of Diagonal Trust amount to 2,411 and 2,405, respectively, considering its recoverable value.

Besides, as of December 31, 2011 and 2010 the Bank has recorded the assets of Maginot Trust, whose book value amounts to 533 and 338, respectively. In addition, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as of the end of the previous fiscal year as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,173 and 4,539 as of December 31, 2011 and 2010, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non-Financial Trusts

The Bank acts as trustee in 24 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 180,673 and 207,628 as of December 31, 2011 and 2010, respectively, consist of cash, creditors' rights, real estate and shares.

NOTE 11—CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time U.S.$300,000,000.

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

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favorable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it would be advisable to raise the maximum amount of the global note program from U.S.$300,000,000 (or its equivalent in other currencies) to U.S.$500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Negotiable Obligations Global Program pursuant to its Resolution No. 16611.

As provided in the Negotiable Obligations Law and B.C.R.A.’s regulations, the proceeds could be applied to: (i) investments in physical assets located in Argentina; (ii) working capital in Argentina; (iii) refinancing of liabilities; (iv) capital contributions into BBVA Francés’s subsidiaries or related companies in so far as the proceeds of such

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

contributions is, in turn, applied to the above-mentioned uses; and/or (v) lending, in so far as the borrowers apply the proceeds of such loans to the uses referred to in the preceding numerals of this paragraph in accordance with the rules laid down to that end by the B.C.R.A.

On June 23, 2011, the Board of BBVA Francés approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to Ps.250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the grant of personal loans.

On November 9, 2011, the Board of BBVA Francés approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the reimbursement of time deposits.

As of December 31, 2011, the outstanding principal and accrued interest amounts to 187,273, in connection with Class 1 of the Negotiable Obligations.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2011:

-
Interest rate swaps for 467,600 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 29,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating an income as of the end of the fiscal year for 1,307.

The estimated market value of said instruments amounts to 13,712 (Liability). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 496,600.

-
Interest rate swap for 55,236 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 55,236.

-
Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,588,570 and 3,419,241, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii.), generating income as of the end of the fiscal year for 51,506.

-
Call options bought for 30,032 and call options written for 34,505 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 30,032 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 34,505.

These transactions have been valued in accordance with the description in Note 3.4.14. generating 458 income as of the end of the fiscal year.

The Bank does not carry balances from put options in force as of the end of the fiscal year. This notwithstanding, the transactions conducted during the fiscal year have yielded 54 in loss.

-
Forward sales due to BCRA Bills repurchase agreements for 1,076,058, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. generating 53,561 income as of the end of the fiscal year.

-
Forward purchases due to BCRA Bills reverse repurchase agreements for 99,490, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. generating 4,579 loss as of the end of the fiscal year.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
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

As of December 31, 2011, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

13.2.	Investment Funds custodian

As of December 31, 2011 and 2010, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión), the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,374,204 and 1,199,165, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts -  Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2011	2010
FBA Acciones Globales	56,616	70,827
FBA Total	16,017	15,998
FBA Renta	17,435	15,731
FBA Renta Pesos	1,228,914	942,439
FBA Renta Dólares	4,613	4,388
FBA Bonos Latinoamericanos	12,977	14,904
FBA Calificado	72,591	120,387
FBA Internacional	645	588
FBA Ahorro Dólares	11,671	11,011
FBA Renta Fija	18,566	21,358
FBA Ahorro Pesos	422,678	280,034
FBA Renta Premium	10,056	10,672
FBA Europa	2,926	2,604
FBA Horizonte	35,230	49,081
FBA EEUU	7,501	3,447
FBA Renta Corto Plazo	443	608
FBA Acciones Latinoamericanas	19,948	25,861
FBA Bonos Argentina	4,922	4,894
FBA Brasil	25,998	35,886
FBA México	62	1,187
FBA Commodities	58	60
FBA Acciones Argentinas	260	704
FBA Bonos Globales	79	76
Total	1,970,206	1,632,745

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Restriction on earnings distributions:

a)
On March 18, 2011, the BCRA through its Case File No. 312/04/11 approved the distribution of 804,000 cash dividends. In addition, the Ordinary and Extraordinary Shareholders’ Meeting held on March 30, 2011 approved the allocation of earnings as follows:

-	To Legal Reserve: 239,636

-	To cash dividends: 804,000

-	To Unappropriated earnings: 154,543

It must be clarified that as of the date of issuance of these Consolidated Financial Statements, such dividends have been paid.

b)
In accordance with the provisions of BCRA, on March 26, 2012 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 201,115 currently included under Unappropriated earnings to the Legal Reserve.

c)
In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

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

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these Consolidated Financial Statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (I.G.J.)

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages.

In addition, on April 12, 2011, the Supreme Court of Justice of Argentina affirmed the judgment passed by the court of original Federal Jurisdiction over Contentious Administrative Matters in favor of Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in connection with the claim for recovery asserted against the tax authorities (AFIP) for the 12,475 in excess of the income tax charge for fiscal 2002 paid by the plaintiff by reason of not having applied the inflation adjustment for tax purposes. As Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) is undergoing liquidation proceedings, in order to advance the collection of the receivable arising from the judgment, on June 29, 2011 Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) executed an assignment for valuable consideration of all of the rights to which Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) was entitled in the framework of this legal action to BBVA Francés.

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2011	2010
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	9,356	18,889
Consolidar Cía. de Seguros de Retiro S.A.	—	91,287
BBVA Francés Valores Sociedad de Bolsa S.A. (1)	686	622
PSA Finance Argentina Cía. Financiera S.A.	71,946	68,295
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (2)	121	99
____________________	82,109	179,192
(1) Formerly Francés Valores Sociedad de Bolsa S.A. (2) Formerly Francés Administradora de Inversiones S.A. Sociedad Gerente de Fondos Comunes de Inversión.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

NOTE 17—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2011:

COMPUTABLE COMPLIANCE IN PESOS
Cash	912,503
Special Guarantee Accounts	147,406
BCRA Checking Account	1,749,556
Cash in transit	119
Cash in valuables’ transportation	999,325
Franchises	146,454
TOTAL	3,955,363

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)

Cash	387,176
Special Guarantee Accounts	13,125
BCRA Checking Account	1,864,738
Cash in transit	80
Cash in valuables’ transportation	124,551
TOTAL	2,389,670

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)

Cash	70,055
BCRA Checking Account	32,931
Cash in transit	28
Cash in valuables’ transportation	14,807
TOTAL	117,821

NOTE 18—RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Global Management and Technical area and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up, Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into judicial recovery and non-judicial recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission, the Credit Risk Committee and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Any exceptions to the policies currently in force are dealt with by the Risk Management Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

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

b)	Financial Risk

The Financial Risk Area which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market, structural and liquidity risks.

Market Risks is in charge of the following:

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

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at 1-day and 10-day parameters.

Policies are implemented through a limit structure, in terms of daily, monthly and annual VaR and Stop Loss measures.

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Francés.

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

c)	Operational Risk

The Validation and Internal Control area, which reports to the Internal Control and New Products division, is charged with the implementation and maintenance of a model to identify, value, follow up on, check and mitigate operational risk. This model revolves around a methodology based on BCRA’s provisions currently in force (Communications “A” 4793 and “A” 5203) and on international standards (COSO and Basel) and specific computerized tools that support the model.

Operational risk is identified and quantified by the Ev-Ro tool. To support the follow-up function and the dynamical controls over the efficacy of the mitigation measures in place, the Trans-VaR tool is used. There is also a loss history database segmented by business areas and class of risk known as SIRO database. All these tools are working properly and the degree of implementation is optimum.

Through the Internal Control and Operational Risk model, the Bank is able to:

-	Assess the degree of mitigation activity implemented in the various areas

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

-	Verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

-
Ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

NOTE 19—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2011 and 2010 for transactions performed with parents and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2011	2010	2011	2010	2011	2010

BBVA S.A.	12,537	223,929	16,327	8,723	252,634	188,713
Consolidar A.R.T. S.A.	140	105	257,765	88,713	23,424	6,772
BBVA Consolidar Seguros S.A.	12,238	8,462	3,721	3,092	—	943
Rombo Cía. Financiera S.A.	564,341	269,288	30,803	5,194	224,000	109,000
Inversora Otar S.A.	5,235	—	910	360	400,761	773,796
Consolidar Comercializadora S.A. (2)	—	52	—	19,808	—	42,335

(1)
Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and derivates transactions.

(2)	See Note 1.4.

Additionally loans were granted to Key Management Personnel by 3,778 and 3,702 as of December 31, 2011 and 2010, respectively.

The net income as of December 31, 2011, 2010 and 2009, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net income (1)
	2011	2010	2009
Income	177,134	121,613	103,101
Expenses	(18,775)	(18,851)	(39,174)
	158,359	102,762	63,927

(1)  All the concerted operations have been contracted according with market’s conditions.

NOTE 20—OTHER REQUIRED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

20.1.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2011	2010
Peso and Foreign Currency Balances	4,453,004	3,583,350

20.2.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totalling 3,651,375 and 4,098,792 as of December 31, 2011 and 2010, respectively; (2) interest-bearing deposits in foreign banks totalling 34 and 732 as of December 31, 2011 and 2010, respectively, and (3) interest-bearing deposits in local banks totalling 2 and 65 as of December 31, 2011 and 2010, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 70,704 and 5,964 as of December 31, 2011 and 2010, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totalling 147,406 and 131,390 as of December 31, 2011 and 2010, respectively.

20.3.	Government securities and instruments issued by the BCRA at amortized cost

The book value and market value of government securities and instruments issued by the BCRA at amortized cost at December 31, 2011 and 2010 were as follows:

	December 31,
	2011	2010 (1)	2011	2010 (1)	2011	2010 (1)	2011	2010 (1)
	Book value		Gross unrealized gains		Gross unrealized losses		Market value
Debt Consolidation Bonds – Social Security (BOCON)	—	52,261	—	47,339	—	—	—	99,600
Argentine Governments Bonds	—	1,064,279	—	303,201	—	—	—	1,367,480
BCRA Bills	1,275,218	—	—	—	11,461	—	1,263,757	—
BCRA Notes	677,698	178,833	—	1,728	5,158	—	672,540	180,561
Total	1,952,916	1,295,373	—	352,268	16,619	—	1,936,297	1,647,641

(1) See Note 3.3.

The amortized cost and the market value of instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2011, by contractual maturity, were as follows:

	December 31, 2011
	Amortized cost	Market value
Due in one year or less	1,952,916	1,936,297
Total	1,952,916	1,936,297

20.4.	Loans

A description of certain categories of loans on the accompanying consolidated balance sheets is as follows:

To governmental sector: loans to public sector, excluding public financial institutions.

To the financial sector: loans to local financial institutions.

To the non-financial private sector and residents abroad: loans given to the private sector (excluding local financial institutions) and residents abroad from Argentina. Include the following types of lending:

-	Overdraft: basically short-term loans to companies and overdraft lines of credit.

-	Discounted instruments: includes promissory notes, discounted documents and instruments acquired under factoring agreements.

-	Real estate mortgage: loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate

-	Collateral loans (real state mortgage and security agreements): loans secured by privileged guarantees.

-	Consumer: loans granted to individuals to acquired consumer goods.

-	Credit cards: consists mainly of credit card loans.

-	Others: includes mainly short-term placements in foreign banks.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2011	2010
Government sector	46,027	1,297,642
Financial sector	1,146,532	578,878
Non-financial private sector and residents abroad	22,128,299	15,219,559
—Commercial portfolio
With self-liquidating preferred guarantees	309,735	314,060
With other preferred guarantees	307,231	173,390
Without preferred guarantees	10,781,439	7,306,758
—Consumer portfolio
With self-liquidating preferred guarantees	8,524	9,349
With other preferred guarantees	2,023,774	1,455,451
Without preferred guarantees	8,697,596	5,960,551

Less: Allowances for doubtful loans	(444,973)	(396,227)
Total	22,875,885	16,699,852

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

The following table analyzes our loan portfolio as of December 31, 2011 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2011	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	46,027	15,728	—	—	30,299
To the financial sector	1,146,532	307,080	344,723	494,729	—
To the non-financial private sector and residents abroad	22,128,299	10,266,268	5,896,692	5,643,059	322,280
Overdrafts	2,970,793	1,760,280	1,189,169	21,344	—
With privileged guarantees	2,596,550	332,804	612,747	1,334,062	316,937
Credit cards	3,457,546	3,457,546	—	—	—
Other	13,103,410	4,715,638	4,094,776	4,287,653	5,343
Total	23,320,858	10,589,076	6,241,415	6,137,788	352,579
Percentage of total loan portfolio	100.00%	45.41%	26.76%	26.32%	1.51%

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

The Bank also tracks its loan portfolio by industry segment. At December 31, 2011, the following industry segments represented the loan concentrations:

Industry Segment	Percentage of Total Loans
Consumer	42.17%
Other	26.73%
Financial sector	4.92%
Chemicals	4.62%
Agricultural and livestock	4.23%
Retail trade	4.04%
Food stuff	3.14%
Wholesale trade	3.12%
Mining products	2.75%
Industrial metals	2.16%
Transportation material	1.09%
Beverage	1.03%
Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

During 2011 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Statutory Auditor Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Balance at the beginning of the fiscal year	250,257	118,390
New Loans	288,830	148,880
Repayments	(10,827)	(17,013)
Balance at the end of the fiscal year	528,260	250,257

Total loans outstanding to these related parties at December 31, 2011 and 2010 including accrued interest, amounted to 594,238 and 280,656, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2011 and 2010, approximately 84,870 and 255,043 or 0.38% and 1.49% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2011 and 2010, non-performing loans amounted to 105,409 and 80,377, respectively. Past due loans included in the abovementioned amounts reach to 63,748 and 50,432 at December 31, 2011 and 2010, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

20.5.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2011	2010	2009
Balance at the beginning of the fiscal year	396,227	337,686	196,489
Provision for loan losses	134,199	178,800	244,800
Write-offs	(85,453)	(120,259)	(103,603)
Balance at the end of the fiscal year	444,973	396,227	337,686

20.6.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2011	2010
With preferred guarantees	417,836	346,396
Without preferred guarantees	1,534,218	704,095
Allowances	(3,769)	(6,632)
	1,948,285	1,043,859

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2011	2010
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	3,588,570	2,478,406
“Notional” amount of non-deliverable forward sales	3,419,241	2,100,225
Interest rate SWAP	551,836	213,967
Call options bought	30,032	52,702
Call options written	34,505	60,082
Put options bought	—	27,402
Put options written	—	24,662
Contra credit derivatives accounts	(4,170,438)	(2,772,477)
Contra debit derivatives accounts	(3,453,746)	(2,184,969)
Non-deliverable forward transactions balances pending settlement-Receivables	34,249	20,992
Non-deliverable forward transactions balances pending settlement-Liability	5,885	(530)

Repurchase and reverse repurchase agreements with government securities
Forward sales under reverse repurchase agreements	1,076,589	—
Debtors under reverse repurchase agreements with the BCRA	1,077,218	—
Forward purchases of instruments issued by the BCRA under reverse repurchase agreements	100,754	—
Financial creditors of instruments issued by the BCRA under reverse repurchase agreements	100,886	—

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
Description	2011	2010
Spot transactions with pending settlement
Unsettled spot securities purchases	1	10,631
Creditors under unsettled spot securities purchases	86,280	1,467
Debtors under unsettled spot securities sales	86,294	218,244
Unsettled spot securities sales	1	10,631
Debtors under unsettled spot foreign exchange sales	1,546	6,502
Unsettled spot foreign exchange sales	1,538	6,458
Unsettled spot Government securities purchases	86,302	221,521
Creditors under unsettled spot Government securities purchases	—	216,608
Debtors under unsettled spot Government securities sales	16,916	27,027
Unsettled spot Government securities sales	103,227	224,826

20.7.	Premises and equipment and other assets

20.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

		December 31,
Description	Estimated useful life (years)	2011	2010
Land and buildings	50	570,994	536,410
Furniture and facilities	10	163,300	116,563
Machinery and equipment	5	175,612	173,179
Vehicles	5	5,015	5,119
Accumulated depreciation		(334,800)	(307,663)
Total		580,121	523,608

Depreciation expense was 65,070, 57,737 and 49,244 at December 31, 2011, 2010 and 2009, respectively.

20.7.2.	Other assets

Other assets consisted of the following at December 31, 2011 and 2010:

		December 31,
Description	Estimated useful life (years)	2011	2010
Advances to suppliers of goods		3,744	461
Rent assets	50	3,898	3,986
Works of art	—	983	983
Assets acquired for secure loans	50	2,128	4,673
Stationery and office supplies	—	5,916	4,193
Land and buildings not affected by banking activities	50	8,635	9,594
Vehicles to delivering for financial leases		3,393	3,863
Total		28,697	27,753

Depreciation expense was 369, 734 and 505 at December 31, 2011, 2010 and 2009, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

20.8.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2011 and 2010, is as follows:

		December 31,
Description	Estimated useful life (years)	2011	2010
Computer software acquisition expenses and computer programs development expenses	up to 5	30,573	22,756
Other intangible assets	up to 5	50,405	43,791
Total		80,978	66,547

The 2011 and 2010’s variations in intangible asset accounts were as follows:

	December 31,
	2011	2010
Balance at the beginning of the fiscal year	66,547	59,835
—Additions	75,258	65,897
—Decreases	(3,471)	(270)
—Period amortization	(57,356)	(58,915)
Balance at the end of the fiscal year	80,978	66,547

20.9.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2011	2010
Short-term liabilities	18,450	2,747
Total	18,450	2,747

At December 31, 2011 and 2010, accrued interests and other differences included on the above liabilities amounted to 346 and 213, respectively.

20.10.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2011	2010
Short-term liabilities
Other lines of credit from local and foreign banks	805,535	200,027
Total short-term liabilities	805,535	200,027
Long-term liabilities
Other lines of credit from local and foreign banks	114,699	15,134
Total long-term liabilities	114,699	15,134
Total	920,234	215,161

Accrued interests included on the above liabilities are 17,013 and 5,282, at December 31, 2011 and 2010, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets. Interest rates for long-term liabilities vary from 3.00% to 24.11% per annum.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2013	76,676
2014	38,023
Total	114,699

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

20.11.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2011	2010
Assets
Cash and due from banks	2,685,417	2,948,715
Government and private securities	10,116	697,668
Loans	3,808,480	2,599,628
Other receivables from financial transactions	190,427	527,642
Receivables from financial leases	1,285	2,117
Investments in other companies	1,137	9,189
Other receivables	129,223	54,584
Suspense items	616	614
Total	6,826,701	6,840,157
Liabilities
Deposits	5,294,936	4,880,242
Other liabilities from financial transactions	1,361,203	1,035,369
Other liabilities	52,417	18,284
Suspense items	332	18,436
Total	6,708,888	5,952,331

20.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2011 and 2010 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2011	2,432,839	3,684,099	1,251,260
December 31, 2010	2,036,384	3,690,482	1,654,098

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 90,689 and 92,923 as at December 31, 2011 and 2010, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

20.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2011, 2010 and 2009, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

20.14.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2011, 2010 and 2009 the Bank has been accruing 1,416, 1,805 and 2,842 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP.

Additionally, following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Francés, approved pluriannual incentives plans which included the delivery of BBVA shares to certain executives. The exact number of BBVA shares to be delivered to each one of the beneficiaries at the end of the program will be the result of multiplying the number of “units” (in accordance with their respective levels of responsibility) assigned by a coefficient based on the changes in BBVA’s Total Shareholders Return (“TSR”) during the period of the program in comparison with the changes of said indicator for 18 reference banks in Europe and the United States.

At December 31, 2011 the Bank recognized 10,240 for this concept. It had not impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 121,430, 94,791 and 79,092 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

20.15.	Business segment consolidated information

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

During the fiscal year ended December 31, 2011 the Bank decided to sold its interest in Consolidar Retiro S.A. (see Note 1.5.). As consequence of this, the Bank discontinued this segment of business. As a result, for comparative purposes, the Bank has adapted the information for the years 2010 and 2009.

The following information describes the major classes of assets and liabilities of the company at May 31, 2011, which had been reported into Insurance segment, and the main caption of the Statements of Operations at the same date:

May 31, 2011
Government and private securities	2,038,341
Loans	1,347,231
Rest of assets	91,487
Total assets	3,477,059

Other liabilities	2,942,797
Allowances	122,792
Minority interest in subsidiaries	116,065
Rest of liabilities	67,980
Total liabilities	3,249,634

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

May 31, 2011
Financial income	245,530
Loss on minority interest in subsidiaries	24,778
Other income	55,109
Other expenses	198,064
Other	(7,978)
Total income	69,819

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, allowances for doubtful loans, operating expenses, other expenses, total expenses, loss / gain on minority interest in subsidiaries and total net income for each of the business segment identified by the Bank’s management.

	As of December 31, 2011
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	37,640,829	1,329,244	38,970,073	35,572	39,005,645
Financial income	3,412,422	152,608	3,565,030	249,655	3,814,685
Service charge income and other income	2,078,461	129,350	2,207,811	78,537	2,286,348
Total income (1)	5,490,883	281,958	5,772,841	328,192	6,101,033
Financial expenses	(1,300,279)	(55,419)	(1,355,698)	10,295	(1,345,403)
Allowances for doubtful loans	(122,066)	(10,597)	(132,663)	—	(132,663)
Operating expenses	(2,263,288)	(16,212)	(2,279,500)	(63,700)	(2,343,200)
Other expenses (2)	(1,006,203)	(58,661)	(1,064,864)	(200,864)	(1,265,728)
Total expenses (3)	(4,691,836)	(140,889)	(4,832,725)	(254,269)	(5,086,994)
(Loss)/Gain on minority interest in subsidiaries	24,691	(17,908)	6,783	(15,245)	(8,462)
Total net income	823,738	123,161	946,899	58,678	1,005,577

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI.
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and TOMPI.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	As of December 31, 2010
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	28,445,498	751,810	29,197,308	3,382,938	32,580,246
Financial income	3,211,487	86,772	3,298,259	544,412	3,842,671
Service charge income and other income	1,550,974	81,872	1,632,846	57,389	1,690,235
Total income (1)	4,762,461	168,644	4,931,105	601,801	5,532,906
Financial expenses	(800,182)	(14,491)	(814,673)	(3,150)	(817,823)
Allowances for doubtful loans	(172,452)	(6,901)	(179,353)	—	(179,353)
Operating expenses	(1,957,154)	(12,307)	(1,969,461)	(49,917)	(2,019,378)
Other expenses (2)	(750,674)	(37,133)	(787,807)	(499,210)	(1,287,017)
Total expenses (3)	(3,680,462)	(70,832)	(3,751,294)	(552,277)	(4,303,571)
(Loss)/Gain on minority interest in subsidiaries	(219)	(16,319)	(16,538)	(14,618)	(31,156)
Total net income	1,081,780	81,493	1,163,273	34,906	1,198,179

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)	Includes: BBVA Francés Administradora de Inversiones S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15.

	As of December 31, 2009
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	22,665,407	412,389	23,077,796	3,313,797	26,391,593
Financial income	2,964,761	74,709	3,039,470	520,733	3,560,203
Service charge income and other income	1,422,129	67,805	1,489,934	(33,590)	1,456,344
Total income (1)	4,386,890	142,514	4,529,404	487,143	5,016,547
Financial expenses	(966,394)	(9,037)	(975,431)	(38,528)	(1,013,959)
Allowances for doubtful loans	(241,622)	(4,344)	(245,966)	—	(245,966)
Operating expenses	(1,553,125)	(9,201)	(1,562,326)	(71,573)	(1,633,899)
Other expenses (2)	(946,385)	(25,039)	(971,424)	(417,947)	(1,389,371)
Total expenses (3)	(3,707,526)	(47,621)	(3,755,147)	(528,048)	(4,283,195)
(Loss)/Gain on minority interest in subsidiaries	46	(17,897)	(17,851)	2,961	(14,890)
Total net income / (loss)	679,410	76,996	756,406	(37,944)	718,462

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense, income tax and TOMPI
(3)	Includes: financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax and TOMPI.
(4)	Includes: Atuel Fideicomisos S.A. and BBVA Francés Valores Sociedad de Bolsa S.A.
(5)	See Notes 1.5. and 15.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Pension Fund Manager segment has been affected by the reform of the integrated retirement and pension system, as mentioned in Notes 1.5. and 15.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of Federal Government secured loans and other debt obligations. For the fiscal years ended December 31, 2011, 2010 and 2009, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 40,508, 271,964 and 265,131, respectively. In addition, for the fiscal years ended December 31, 2011, 2010 and 2009 the Bank recorded net income from government securities for 485,497, 1,429,638 and 1,017,578, respectively.

20.16.	Consolidated income statements and balance sheets

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

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

	December 31,
	2011	2010	2009
Consolidated Income Statements
Interest and fees on loans	2,589,599	1,952,059	1,896,925
Interest on investment securities	—	189,858	120,537
Trading account interest	589,491	1,281,277	927,259
Total interest income	3,179,090	3,423,194	2,944,721
Interest on deposits	1,060,235	632,593	779,804
Interest on short-tern borrowings	71,340	15,408	15,093
Interest on long-term debt	17	48	—
Total interest expense	1,131,592	648,049	794,897
Net interest income	2,047,498	2,775,145	2,149,824
Provision for loan losses	132,663	179,353	245,966
Net interest income after provision for loan losses	1,914,835	2,595,792	1,903,858
Service charges on deposit accounts	317,059	261,722	295,145
Credit card service charges and fees	859,032	571,592	461,906
Fees on securities activities	19,119	13,019	13,270
Other commissions	1,015,020	779,575	505,442
Income from investment in equity securities	111,461	21,323	20,841
Foreign currency gains, net	218,622	197,821	200,920
Gains on disposal of fixed and other assets	2,150	2,245	—
Others	379,480	262,405	573,194
Total other income	2,921,943	2,109,702	2,070,718

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2011	2010	2009
Consolidated Expenses Statements
Commissions	366,352	304,320	191,896
Personnel expenses	1,228,959	1,083,801	899,885
Fees and external administrative services	150,640	190,675	134,438
Depreciation of bank premises and equipment and other fixed assets	65,439	58,471	49,749
Business travel and development	14,447	14,877	11,381
Utilities	42,289	36,539	29,936
Advertising and promotion	122,412	101,134	65,433
Contributions and taxes	506,914	355,575	299,349
Maintenance and repairs	97,602	69,351	59,694
Provision for loss contingencies	128,095	49,906	246,484
Loss on disposal of fixed and other assets	—	—	15,327
Others	555,694	926,825	880,964
Total other expenses	3,278,843	3,191,474	2,884,536
Income before income tax and tax on minimum presumed income expenses	1,557,935	1,514,020	1,090,040
Income tax and tax on minimum presumed income expenses	552,358	315,841	371,578
Net income	1,005,577	1,198,179	718,462
Net loss attributable to the non-controlling interest	(8,462)	(31,156)	(14,890)
Net income attributable to the controlling interest	1,014,039	1,229,335	733,352
Net income per Ordinary Share (1)	1.87	2.23	1.47

_______________________
(1) Stated in pesos.

Certain categories of income and expense maintained by the Bank have been presented in the above Article 9 Consolidated Statement of Operations in a manner which warrants further discussion:

- “Foreign currency gain, net”: this item relates primarily to the differences in exchange rates on the Bank’s investments, loans and deposits denominated in foreign currency. The Bank does not maintain foreign currency gains or losses in separate categories of assets and liabilities, respectively, and, therefore, since such gains or losses cannot be separately identified by type of activity.

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2011 and 2010 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31,
	2011	2010
Assets
Cash and due from banks	2,702,053	1,593,014
Interest bearing deposits in other banks	3,798,781	4,230,182
Unsettled spot purchases	86,303	232,152
Forward purchases and under reverse repurchase agreements	100,754	—
Debtors under forward sales and under reverse repurchase agreements	1,077,218	—
Debtors under unsettled spot sales	104,756	251,773
Trading account assets	5,564,865	4,971,712
Investments securities available for sale	41,200	—
Investments securities	85,088	1,405,511
Loans	23,320,858	17,096,079
Allowance for loan losses	(444,973)	(396,227)
Premises and equipment	580,121	523,608
Intangible assets	80,978	66,547
Other assets	1,907,643	2,605,895
Total assets	39,005,645	32,580,246

Liabilities and Stockholders’ Equity
Interest bearing deposits	20,389,096	15,932,780
Non interest bearing deposits	8,776,608	6,528,527
Creditors under forward purchases and under reverse repurchase agreements	5,885	530
Creditors under unsettled spot purchases	187,166	218,075
Forward sales and under repurchase agreements	1,076,589	—
Unsettled spot sales	104,766	241,915
Other short-term borrowings	2,513,791	1,444,861
Other liabilities	1,125,602	3,674,105
Long-term debt	379,543	85,072
Commitments and contingent liabilities	496,233	528,274
Common Stock	536,878	536,361
Other stockholders’ equity	3,331,379	3,210,554
Non-controlling interests in consolidated subsidiaries	82,109	179,192
Total liabilities and stockholders’ equity	39,005,645	32,580,246

The following balance sheets depict the Bank’s consolidated balance sheets at December 31, 2011 and 2010 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2011	2010
Assets
Cash and due from banks	36	38
Trading account assets	17,274	853
Loans	(2)	30,850
Other assets	18,264	13,939
Total assets	35,572	45,680

Liabilities
Interest bearing deposits	(79,301)	(61,175)
Non interest bearing deposits	(10,763)	(474)
Other short-term borrowings	191	38
Other liabilities	3,922	2,696
Commitments and contingent liabilities	101,233	63,631
Total liabilities	15,282	4,716

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

20.17.	Off-Balance sheet financial instrument

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2011 and 2010 the Bank entered into forward contracts, interest rate swaps and options for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 20.6. The following table shows at December 31, 2011 and 2010 the notional value forward transactions, SWAP and options divided between hedging and trading:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

	December 31, 2011		December 31, 2010
	Trading	Total	Trading	Total
Forward sales and purchases of foreign exchange	7,007,811	7,007,811	4,578,631	4,578,631
Forward sales / purchases under reverse repurchase agreements	1,175,548	1,175,548	—	—
Interest rate SWAP	551,836	551,836	213,967	213,967
Call options bought (*)	30,032	30,032	52,702	52,702
Call options written (*)	34,505	34,505	60,082	60,082
Put options bought (*)	—	—	27,402	27,402
Put options written (*)	—	—	24,662	24,662

(*)	These instruments classified as hedges under BCRA’s rules but not for USGAAP.

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2011	2010
Credit lines granted (unused portion) cover by debtor classification	21,996	70,538
Foreign trade acceptances and standby letters of credit	98,786	67,353
Guarantees granted	245,730	439,231

(*)	A significant portion of the Bank’s guarantees as of December 31, 2011 and 2010 has a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2011	2010
Self-liquidating counter guarantees	9,882	95,461
Preferred counter guarantees	9,309	5,403
Without guarantees	276,672	400,855

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2011	2010
Checks drawn on the Bank pending clearing	254,125	245,783
Checks drawn against other Banks	720,011	510,436
Drafts and notes for collection	400,241	430,819

c)	Trust activities

See Note 10.

NOTE21 —  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

21.1.	Income taxes

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2011	2010	2009
Income before income tax in accordance with US GAAP	1,047,051	1,393,203	1,160,800
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	366,468	487,621	406,280
Tax exempt income	(96,659)	57,093	(66,153)
Other, net	78,435	44,388	(209,082)
Income tax computed in accordance with U.S. GAAP	348,244	589,102	131,045
Income tax plus Tax on minimum presumed income	505,058	567,241	251,430
Adjustments to reconcile income tax (benefit) to U.S. GAAP	(156,814)	21,861	(120,385)
(Recover) / Charge of allowances on deferred tax assets	(47,991)	724	(86,348)

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (51,437, 30,358 and 27,643 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (330 and 2,441 for the

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

fiscal years ended December 31, 2011 and 2009, respectively) and the effects generated for the recover of allowances for 30,222 in the fiscal years ended December 31, 2009.

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

“Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to 47,300 and 120,148 for the fiscal years 2011 and 2009, respectively, were classified in the “Other Income” line item of the Consolidated Statement of Operations (see Note 6.l) with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules).

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2011, 2010 and 2009 “income tax and TOMPI” account includes income tax 552,358, 315,841 and 371,578, respectively.

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the total income tax expense in accordance with US GAAP:

	December 31,
	2011	2010	2009
Income tax plus Tax on minimum presumed income	505,058	567,241	251,430
Deferred tax charges	(156,814)	21,861	(120,385)
Total Income tax expense in accordance with US GAAP	348,244	589,102	131,045

The amounts related to the Income Tax computed in accordance with BCRA’s rules and Tax on minimum presumed income (TOMPI) are disclosed below:

	December 31,
	2011	2010	2009
Income tax (Income tax and TOMPI line item – Page F-9)	552,358	315,841	371,578
Income tax computed in accordance with BCRA’s rule (Other Income/Expenses line item)	(47,300)	—	(120,148)
Allowance for deferred tax assets – Applications	—	251,400	—
Total – Income tax plus Tax on minimum presumed income	505,058	567,241	251,430

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 109,600, 265,709 and 266,433 as of December 31, 2011, 2010 and 2009, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2011	2010	2010
Deferred tax assets:
Government and private securities valuation	—	—	142,694
Loans	15,546	—	—
Loan origination and issuance credit card’s fees	41,611	29,383	20,943
Property, equipment and miscellaneous assets	31,776	27,437	31,051
Other liabilities	39,844	44,289	16,232
Allowance for loss contingencies	191,769	209,387	209,923
Other	—	5,007	4,780
	320,546	315,503	425,623
Deferred tax liabilities:
Government and private securities valuation	(138,089)	(200,923)	—
Loans	—	(15,707)	(64,928)
Foreign exchange difference	(22,728)	(23,540)	(18,785)
Intangible assets	(5,073)	—	—
Others	(6,013)	—	—
Reserves from insurance activities	—	(94,430)	(79,443)
	(171,903)	(334,600)	(163,156)
Net deferred tax (liability) / asset under U.S. GAAP	148,643	(19,097)	262,467
Net deferred tax asset in accordance with BCRA’s rules	109,600	62,300	313,700
Adjustment to reconcile net deferred tax assets to U.S. GAAP	39,043	(81,397)	(51,233)
Allowances on deferred tax assets in accordance with BCRA’s rules	(109,600)	(62,300)	(313,700)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	109,600	265,709	266,433

Allowances on deferred tax assets in accordance with US GAAP	—	(47,991)	(47,267)
Net deferred tax asset under BCRA	—	—	—
Net deferred tax asset under U.S. GAAP – Net of allowances	148,643	(67,088)	215,200

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 21.5. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing a increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2011, 2010 and 2009.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 21.4.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 21.2.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

As of December 31, 2011 and 2010 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order reconciling assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 128,900 and 224,780 as of December 31, 2011 and 2009, respectively and decrease by 25,003 as of December 31, 2010. In addition, income would have decreased by 61,123 as of December 31, 2011 and would have increased by 9,920 and 190,090 as of December 31, 2010 and 2009, respectively.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 19,743 as of December 31, 2011 and would have decreased by 42,085 and 9,580 as of December 31, 2010 and 2009, respectively. On the other hand, income would have increased by 61,828 and 16,643 as of December 31, 2011 and 2009, respectively and would have decreased by 32,505 as of December 31, 2010.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2011, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

21.2.	Loan origination and issuance credit card’s fees

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 108,509, 77,978 and 55,565 at December 31, 2011, 2010 and 2009, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2011 and 2010 would have decreased by 30,531 and 22,413, respectively, and would be increased by 19,332 for the fiscal year ended December 31, 2009.

Income over discontinued operations for the fiscal year ended December 31, 2009 would be increased by 11,868.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.3.	Intangible assets

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would have increased assets by 6 for the fiscal year ended December 31, 2009. In addition income would be decreased by 6 and 9 at December 31, 2010 and 2009, respectively.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP would have decreased assets by 3 for the fiscal year ended December 31, 2009. In addition income would be increased by 3 and 8 at December 31, 2010 and 2009, respectively.

21.4.	Loan loss reserve

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

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 21.4.1, 21.4.2, 21.4.3 and 21.4.4.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
—Total amount of loans considered as impaired	212,653	162,784	219,977
Amount of loans considered as impaired for which there is a related allowance for credit losses	212,653	162,784	219,977
Amount of loans considered as impaired for which there is no related allowance for credit losses	—	—	—
—Reserves allocated to impaired loans	105,457	93,834	138,467
—Average balance of impaired loans during the fiscal year	188,253	183,083	215,443

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2011	2010	2009
Balance at the beginning of the fiscal year	180,695	132,754	103,678
Provision for loan losses	168,799	168,200	132,679
Charge-offs	(85,453)	(120,259)	(103,603)
Balance at the end of the fiscal year	264,041	180,695	132,754

21.4.1.	Interest recognition—non-accrual loans

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

21.4.2.	Impaired loans—Non-Financial Private Sector and residents abroad

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 180,932, 215,532 and 204,932 at December 31, 2011, 2010 and 2009, respectively. On the other hand, the income would have decreased by 34,600 at December 31, 2011 and would have increased by 10,600 and 112,121 at December 31, 2010 and 2009, respectively.

These adjustments do not have effects over discontinued operations.

21.4.3.	Federal Government Secured Loans

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

In the fiscal years for 2011, 2010 and 2009 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	December 31,
	2011	2010	2009
Guaranteed loan portfolio under BCRA	30,305	656,906	717,335
Guaranteed loan portfolio under USGAAP	30,305	578,878	645,278
Difference – Reconciliation adjustment	—	78,028	72,057

The variation in the guaranteed loan portfolio during the fiscal year ended at December 31, 2011 was mainly due to the sold of our subsidiary Consolidar Retiro and the totally amortization of the guaranteed loan Global 2008 that was registered by BBVA Francés.

The effects of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased income by 101,824 at December 31, 2009.

The effects of adjustments over discontinued operations required to state such amounts in accordance with U.S. GAAP would decrease assets by 78,028 and 72,057 at December 31, 2010 and 2009, respectively. On the other hand, the income would have increased by 78,028 and 43,588 as of December 31, 2011 and 2009, respectively and would be decreased by 5,971 for the fiscal year ended December 31, 2010.

21.4.4.	Argentine Government Notes

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Management evaluates the collection of these notes on a regular basis, and considers that such notes are not impaired in accordance with ASC 310-10, Receivables: Overall. In addition, the carrying amount under US GAAP is significantly lower than the principal of such notes and the discounted cash flows expected to be received from these notes. Therefore, the Bank has not recorded an allowance for such notes.

The effects of adjustments over discontinued operations required to state these amounts in accordance with U.S. GAAP would have decreased assets by 21,644 and 31,552 at December 31, 2010 and 2009, respectively. On the other hand, the income for the fiscal years ended December 31, 2011 and 2010 would have increased by 21,664 and 9,908, respectively, and would be decreased by 31,552 for the fiscal year ended December 31, 2009.

21.5.	Government and other debt securities—Available for sale

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 5,752, 1,930 and 1,666 at December 31, 2011, 2010 and 2009, respectively. On the other hand, the income for the fiscal year ended December 31, 2011 would had increased by 213,026 and for the fiscal years ended December 31, 2010 and 2009 would have decreased by 403,774 and 310,108, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s assets would have increased by 207,797 and 48,430 at December 31, 2010 and 2009, respectively. On the other hand, the income for the fiscal year ended December 31, 2011 would have increased by 101,585 and for the fiscal years ended December 31, 2010 and 2009 would have decreased by 76,868 and 126,609, respectively.

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2011 and 2010 are as follows:

	Government securities
	December 31,
	2011	2010
Amortized cost	4,794,894	6,770,348
Gross Unrealized Loss	(225,670)	(21,114)
Gross Unrealized Gains	115,864	525,669
Fair Value	4,685,088	7,274,903
Number of Positions	31	78

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

The following table shows the disclosures about investments as of December 31, 2011 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	3,020,550	(225,468)	12,795	(202)	3,033,345	(225,670)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2011 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

21.6.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2011 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 23,670, 23,463 and 22,580 at December 31, 2011, 2010 and 2009, respectively. On the other hand the income would have decreased by 207, 883 and 2,725 at December 31, 2011, 2010 and 2009, respectively.

These adjustments do not have effects over discontinued operations.

21.7.	Investment in other companies

At December 31, 2011, 2010 and 2009, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 6,226, 6,226 and 3,187 at December 31, 2011, 2010 and 2009, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 45,664, 37,573 and 32,551 at December 31, 2011, 2010 and 2009, respectively.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

On the other hand, the income over continued operations for the fiscal years ended December 31, 2011 and 2010 would have decreased by 8,091 and 8,061, respectively and would be increased by 3,473 for the fiscal year ended December 31, 2009 due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

21.8.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 36,682, 332 and 337 at December 31, 2011, 2010 and 2009, respectively. In addition, the income for the fiscal year ended at December 31, 2011 would have decreased by 36,350 and for the fiscal years ended at December 31, 2010 and 2009 would have increased by 5 and 22,839, respectively.

These adjustments do not have effects over discontinued operations.

21.9.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 1,374,377 and 1,187,038 at December 31, 2011 and 2010, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 20.16.).

21.10.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 21.16.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 191,046 and 459,990 at December 31, 2011 and 2010, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 20.16.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.11.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2011, 2010 and 2009. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

21.12.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 98,786 and 67,353 at December 31, 2011 and 2010, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 20.16.).

21.13.	Technical commitments related to insurance activities

For the fiscal years ended December 31, 2010 and 2009 Consolidar Cía. de Seguros de Retiro S.A. maintained reserves accounted in Other subsidiaries’ liabilities valued in accordance with the accounting standards established by the  National Superintendence of Insurance (see Notes 4.3.a)(iii) and 6.h).

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP, under ASC 944-40, Financial Services-Insurance: Claim Costs and Liabilities for Future Policy Benefits, would have decreased liabilities by 267,939 and 225,413 at December 31, 2010 and 2009, respectively. On the other hand, income for the fiscal year ended at December 31, 2011 would have decreased by 267,939 and at December 31, 2010 and 2009 would have increased by 42,526 and 48,640, respectively.

21.14.	Fair Value of Financial Instruments

(i)
The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Francés has categorized its financial instruments based on the priority of the inputs to the valuation technique, into same of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Financial Statements are categorized based on the inputs to the valuation techniques as follows:

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that BBVA Francés has the ability to access.
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

Assets and liabilities valued at their fair recurrent value as of December 31, 2011 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	3,612,133	1,952,916	—	5,565,049
-Holding booked at fair value	2,088,522	—	—	2,088,522
-Instruments issued by the BCRA	1,495,056	1,952,916	—	3,447,972
-Investments in listed private securities	28,555	—	—	28,555

Other receivables from financial transactions	223,737	13,424	—	237,161
-Instruments to be received for spot and forward purchases to be settled	187,057	—	—	187,057
-Unlisted corporate bonds	—	13,424	—	13,424
-Premiums for options bought	2,431	—	—	2,431
-Non-deliverable forward transactions balances to be settled	34,249	—	—	34,249

Liabilities
Other liabilities from financial transactions	1,188,019	294,393	—	1,482,412
-Unsubordinated corporate bonds	—	294,393	—	294,393
-Instruments to be delivered for spot and forward sales to be settled	1,181,355	—	—	1,181,355
-Premiums for options written	779	—	—	779
-Non-deliverable forward transactions balances to be settled	5,885	—	—	5,885

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
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

▪	Listed-Investment accounts: fair value for these securities is based upon quoted market prices (if available) at December 31, 2010.

▪
Unlisted government securities: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2010.

▪
Holdings booked at amortized cost: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2011.

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2011 and 2010.

Other receivables from financial transactions

▪	Unlisted corporate bonds: the majority of these operations have a variable interest rate so the Bank considers that the fair value is the same that the carrying value at the balance sheet dates.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2011 and 2010 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2011 and 2010, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 20.17.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2011 and 2010 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2011 and 2010:

	December 31,
	2011		2010
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	6,353,428	6,353,428	5,691,806	5,691,806
Government and private securities (1)	5,565,029	5,548,430	7,495,382	7,826,030
Loans (2)	22,875,885	21,208,752	16,699,852	15,734,403
Other receivables from financial transactions (3)	1,948,285	1,949,169	1,043,859	1,043,859
Receivables from financial leases	907,087	907,087	534,457	534,457
Investments in other companies	126,288	126,288	110,138	110,138
	37,776,002	36,093,154	31,575,494	30,940,693
Financial liabilities
Deposits	29,165,704	29,165,704	22,461,307	22,461,307
Other liabilities from financial transactions (3)	4,268,519	3,804,315	1,992,801	1,769,863
	33,434,223	32,970,019	24,454,108	24,231,170

(1)	Includes the effect described in Note 21.5.
(2)	Includes the effects described in Notes 21.4.2., 21.4.3. and 21.4.4.
(3)	Includes the effects described in Note 21.16.
(4)	Under BCRA’s rules.

21.15.	Goodwill

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

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2011, 2010 and 2009.

▪
On May 13, 1999, BBVA (majority owner of BBVA Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695 at December 31, 2011, 2010 and 2009.

▪
ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2011, 2010 and 2009.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.16.	Accounting for Derivative Instruments and Hedging Activities

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

Had US GAAP been applied, the assets and liabilities over continued operations would have increased by 884 and 12,177, respectively at December 31, 2011. At December 31, 2010 the assets over continued operations would be increased by 2,594, and the assets and liabilities over continued operations would have increased by 323 and 199, respectively at December 31, 2009. On the other hand, income would be decreased by 13,887 for the fiscal year ended December 31, 2011 and would have increased by 2,470 and 3,742 for the fiscal years ended December 31, 2010 and 2009, respectively.

Had US GAAP been applied, the assets over discontinued operations would have increased by 246 at December 31, 2009. On the other hand, income would have decreased by 246 and 4,554 for the fiscal years ended December 31, 2010 and 2009, respectively.

In Note 20.17.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

21.17.	Allowance for other contingencies

The Bank maintained reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.18.).

The effects of adjustments over continued operations required to state such amounts in accordance with ASC 450-20, Contingencies: Loss Contingencies would be decreased allowance for other contingencies by 34,772 and 29,053 at December 31, 2010 and 2009, respectively. On the other hand, income for the fiscal year ended December 31, 2011 would be decreased by 34,772 and would have increased by 5,719 and 29,053 at December 31, 2010 and 2009, respectively.

21.18.	Premises and equipment

As we explained in Notes 4.1.c) and d) the Bank acquired from Consolidar AFJP S.A. and Consolidar Retiro S.A, respectively, the latter’s undivided in the piece of real estate. ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 48,619, 37,915 and 38,136 at December 31, 2011, 2010 and 2009, respectively. In addition, the income would have decreased by 10,704 and 38,136 for the fiscal years ended at December 31, 2011 and 2009, respectively, and for the fiscal year ended at December 31, 2010 would be increased by 221.

This adjustment does not have effects over discontinued operations.

21.19.	Non-controlling interests in consolidated subsidiaries

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 82,667, 74,600 and 56,469 at December 31, 2011, 2010 and 2009, respectively. In addition, income for the fiscal years ended at December 31, 2011 and 2009 would have increased by 8,067 and 54,024, respectively and would have decreased by 15,027 at December 31, 2010.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 9,356, 302,100 and 247,788 at December 31, 2011, 2010 and 2009, respectively. In addition, income for the fiscal year ended at December 31, 2011 would have decreased by 292,744 and would have increased by 90,304 and 167,741 at December 31, 2010 and 2009, respectively.

21.20.	Stock dividend

As explained in Note 1.2.2., the Bank issued ordinary shares, par value 1.00 each, by 65,000,000 as a result of the distribution of share dividends approved by the stockholders’ meeting on March 27, 2009. On October 5, 2009 the new shares were registered with the Public Register of Commerce.

The listed price of BBVA Francés share was Ps.3.17 at March 27, 2009 and Ps.7.15 at October 5, 2009.

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

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.21.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2011			2010			2009
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income as stated		946,899	58,678	1,005,577	1,163,273	34,906	1,198,179	756,406	(37,944)	718,462
Deferred taxes	21.1	94,986	61,828	156,814	10,644	(32,505)	(21,861)	103,742	16,643	120,385
Allowances on deferred tax assets	21.1	(156,109)	—	(156,109)	(724)	—	(724)	86,348	—	86,348
Loan origination and issuance credit card’s fees	21.2	(30,531)	—	(30,531)	(22,413)	—	(22,413)	19,332	11,868	31,200
Intangible assets	21.3	—	—	—	(6)	3	(3)	(9)	8	(1)
Impaired loans-Non Financial Private Sector and residents abroad loans	21.4.2	(34,600)	—	(34,600)	10,600	—	10,600	112,121	—	112,121
Federal Government secured loans	21.4.3	—	78,028	78,028	—	(5,971)	(5,971)	101,824	43,588	145,412
Argentine Government Notes	21.4.4	—	21,644	21,644	—	9,908	9,908	—	(31,552)	(31,552)
Government and other debt securities valuation	21.5	213,026	101,585	314,611	(403,774)	(76,868)	(480,642)	(310,108)	(126,609)	(436,717)
Gain contingencies	21.6	(207)	—	(207)	(883)	—	(883)	(2,725)	—	(2,725)
Investment in other companies	21.7	(8,091)	—	(8,091)	(8,061)	—	(8,061)	3,473	—	3,473
Vacation expense	21.8	(36,350)	—	(36,350)	5	—	5	22,839	—	22,839
Technical Commitments related to insurance activities	21.13	—	(267,939)	(267,939)	—	42,526	42,526	—	48,640	48,640
Accounting for Derivative Instruments and Hedging Activities	21.16	(13,887)	—	(13,887)	2,470	(246)	2,224	3,742	(4,554)	(812)
Allowance for other contingencies	21.17	(34,772)	—	(34,772)	5,719	—	5,719	29,053	—	29,053
Premises and equipment	21.18	(10,704)	—	(10,704)	221	—	221	(38,136)	—	(38,136)
Non-controlling interests in consolidated subsidiaries	21.19	8,067	(292,744)	(284,677)	(15,027)	90,304	75,277	54,024	167,741	221,765
Net income in accordance with U.S. GAAP		937,727	(238,920)	698,807	742,044	62,057	804,101	941,926	87,829	1,029,755
Net income per share in accordance with U.S. GAAP attributable to controlling interests		1.73	0.10	1.83	1.41	(0.05)	1.36	1.82	(0.16)	1.66
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		1.75	(0.45)	1.30	1.38	0.12	1.50	1.93	0.18	2.11
Weighted average number of shares outstanding (in thousands)		536,620	536,620	536,620	536,361	536,361	536,361	487,611	487,611	487,611

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2011			2010			2009
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity as stated		3,857,323	10,934	3,868,257	3,545,964	200,951	3,746,915	2,632,614	293,858	2,926,472
Deferred taxes	21.1	19,300	19,743	39,043	(290,712)	(42,085)	(332,797)	(41,653)	(9,580)	(51,233)
Allowances on deferred tax assets	21.1	109,600	—	109,600	265,709	—	265,709	266,433	—	266,433
Loan origination and issuance credit card’s fees	21.2	(108,509)	—	(108,509)	(77,978)	—	(77,978)	(55,565)	—	(55,565)
Intangible assets	21.3	—	—	—	—	—	—	6	(3)	3
Impaired loans-Non Financial Private Sector and residents abroad loans	21.4.2	180,932	—	180,932	215,532	—	215,532	204,932	—	204,932
Federal Government secured loans	21.4.3	—	—	—	—	(78,028)	(78,028)	—	(72,057)	(72,057)
Argentine Government Notes	21.4.4	—	—	—	—	(21,644)	(21,644)	—	(31,552)	(31,552)
Government and other debt securities valuation	21.5	(5,752)	—	(5,752)	(1,930)	207,797	205,867	(1,666)	48,430	46,764
Gain contingencies	21.6	(23,670)	—	(23,670)	(23,463)	—	(23,463)	(22,580)	—	(22,580)
Investment in other companies	21.7	(51,890)	—	(51,890)	(43,799)	—	(43,799)	(35,738)	—	(35,738)
Vacation expense	21.8	(36,682)	—	(36,682)	(332)	—	(332)	(337)	—	(337)
Technical Commitments related to insurance activities	21.13	—	—	—	—	267,939	267,939	—	225,413	225,413
Accounting for Derivative Instruments and Hedging Activities	21.16	(11,293)	—	(11,293)	2,594	—	2,594	124	246	370
Allowance for other contingencies	21.17	—	—	—	34,772	—	34,772	29,053	—	29,053
Premises and equipment	21.18	(48,619)	—	(48,619)	(37,915)	—	(37,915)	(38,136)	—	(38,136)
Non-controlling interests in consolidated subsidiaries	21.19	82,667	9,356	92,023	74,600	302,100	376,700	56,469	247,788	304,257
Consolidated Stockholders’ equity in accordance with U.S. GAAP		3,963,407	40,033	4,003,440	3,663,042	837,030	4,500,072	2,993,956	702,543	3,696,499

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2011	2010	2009
Assets	40,367,604	33,448,725	27,760,274
Liabilities	36,364,164	28,948,653	24,063,775

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.22.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2011			2010			2009
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	3,535,265	83,301	3,618,566	2,997,522	510,070	3,507,592	2,882,636	442,764	3,325,400
Financial expenses	(1,369,585)	10,295	(1,359,290)	(812,574)	(3,150)	(815,724)	(978,518)	(38,528)	(1,017,046)
Allowances for doubtful loans	(188,907)	21,644	(167,263)	(178,661)	9,908	(168,753)	(102,293)	(31,552)	(133,845)
Service charge income	1,931,600	(135)	1,931,465	1,464,731	(596)	1,464,135	1,232,740	10,170	1,242,910
Service charge expenses	(519,630)	(5)	(519,635)	(406,347)	(29)	(406,376)	(279,691)	—	(279,691)
Operating expenses	(2,326,630)	(63,700)	(2,390,330)	(1,969,250)	(49,914)	(2,019,164)	(1,540,327)	(71,565)	(1,611,892)
Loss on minority interest in subsidiaries	202,444	(307,989)	(105,545)	(137,998)	75,686	(62,312)	(170,702)	170,702	—
Other income	267,207	156,700	423,907	151,099	52,014	203,113	248,694	11,696	260,390
Other expenses	(186,331)	(198,493)	(384,824)	147,201	(456,509)	(309,308)	(212,064)	(413,362)	(625,426)
Income before income tax	1,345,433	(298,382)	1,047,051	1,255,723	137,480	1,393,203	1,080,475	80,325	1,160,800
Income Tax	(407,706)	59,462	(348,244)	(513,679)	(75,423)	(589,102)	(138,549)	7,504	(131,045)
Total consolidated income	937,727	(238,920)	698,807	742,044	62,057	804,101	941,926	87,829	1,029,755
Comprehensive income
Net income in accordance with U.S. GAAP			698,807			804,101			1,029,755
Other comprehensive (loss) / income, net of tax (1) (2)			(399,335)			482,306			563,328
Comprehensive net income in accordance with U.S. GAAP			299,472			1,286,407			1,593,083

(1)	See Note 21.23.
(2)	The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.23.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2011, 2010 and 2009:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2011			December 31, 2010			December 31, 2009
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized (losses)/gains on securities	(614,361)	215,026	(399,335)	742,009	(259,703)	482,306	866,658	(303,330)	563,328
Other comprehensive income (loss)/gain	(614,361)	215,026	(399,335)	742,009	(259,703)	482,306	866,658	(303,330)	563,328

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2011			December 31, 2010			December 31, 2009
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	327,961	327,961	—	(154,345)	(154,345)	—	(717,673)	(717,673)
Current-fiscal year change	—	(399,335)	(399,335)	—	482,306	482,306	—	563,328	563,328
Ending balance	—	(71,374)	(71,374)	—	327,961	327,961	—	(154,345)	(154,345)

21.24.	Cash flows information

As explained in Note 3.4.21., under BCRA’s rules, the Bank considers certain investments securities held for trading or financial transactions and loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under ASC 230-10, Statements of Cash Flows: Overall as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under US GAAP. In this respect, for US GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted ASC 230-10.

For purposes of the accompanying statement of cash flows the Bank considers, under ASC 230-10, cash and due from banks to be cash and cash equivalents.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2011	2010	2009
Cash and cash equivalents at the end of the fiscal year	6,353,428	5,691,806	5,255,412
Cash and cash equivalents at beginning of the fiscal year	5,691,806	5,255,412	4,243,080
Increase in cash and cash equivalents	661,622	436,394	1,012,332

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash provided by operating activities	4,485,799	783,036	1,392,162
Cash used in investing activities	(341,372)	(120,868)	(143,120)
Cash used in financing activities	(3,444,234)	(74,048)	(47,663)
Effect of exchange rate changes on cash	(38,571)	(151,726)	(189,047)
Increase in cash and cash equivalents	661,622	436,394	1,012,332

The following cash flow information presents the effect of exchange rate changes on cash over discontinued operations:

	December 31,
	2011	2010	2009
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER DISCONTINUED OPERATIONS

Cash provided by operating activities	1,238,259	858,408	1,711,314
Cash provided by investing activities	214,259	18,467	382,555
Cash used in financing activities	(325,488)	(263,882)	(329,929)
Effect of exchange rate changes on cash	36,115	51,185	71,888
Increase in cash and cash equivalents	662,397	524,874	926,942

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall:

	December 31,
	2011	2010	2009

Net income for the fiscal year	1,005,577	1,198,179	718,462

Adjustments to reconcile net income to net cash from operating activities:

Amortization and depreciation	94,376	82,339	131,899
Allowances for doubtful loans and special reserves, net of reversals	112,513	(10,612)	243,937
Minority interests in subsidiaries	8,462	31,156	14,890
Income tax and TOMPI	552,358	315,841	371,578
Equity loss / (gains) of unconsolidated subsidiaries	8,494	11,018	(10,284)
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	2,704,019	(844,885)	(78,320)
Net cash provided by operating activities	4,485,799	783,036	1,392,162

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

21.25.	New accounting pronouncements (U.S. GAAP)

a)	ASU 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring

In April 2011, the FASB provides amendments to Topic 310 (Receivables) to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring.

In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (i) the restructuring constitutes a concession and (ii) the debtor is experiencing financial difficulties.

The amendments in this update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

b)	ASU 2011-03, Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB provides amendments to Topic 860 (Transfers and Servicing) to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

The amendments in this update remove from the assessment of effective control: (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (ii) the collateral maintenance implementation guidance related to that criterion.

The amendment in this update is effective for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

c)	ASU 2011-05, Presentation of Comprehensive Income

In June 2011, the FASB provides amendments to Topic 220 (Comprehensive Income) to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of ítems reported in other comprehensive income.

The amendments require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

The amendments in this update should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2011, 2010 and 2009
Stated in thousands of Pesos

d)	ASU 2011-08, Testing Goodwill for Impairment

In September 2011, the FASB provides amendments to Topic 350 (Intangibles—Goodwill and Other) to simplify test goodwill for impairment for the entities permitting to use a qualitative approach to test goodwill for impairment, that is, an entity first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.

The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

NOTE 22—SUBSEQUENT EVENTS

a)
On February 9, 2012 the Board of Directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies. On March 26, 2012, the Shareholders Meetings of both companies approved the merger, which is still subject to the prior approval of Central Bank, the Argentine Securities and Commission and the Buenos Aires Stock Exchange.

b)
On March 2, 2012 the Bank sold the building located in Independencia Ave. No. 169 of Buenos Aires City by Ps.108.9 million to Telefónica Móviles Argentina S.A. for which we hold 73.08%. The operation represented an income for the Bank, under BCRA rules, by Ps.36.6 million. Under US GAAP the sold of the building would represent an income of approximately Ps.59.1 million.

At December 31, 2011 we registered this building in the caption “Premises and Equipment” of our Consolidated Balance Sheets.

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference to the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 4, 2011.