Form 20-F
period 2013-12-31
BBVA BANCO FRANCES SA
filed 2014-04-21
CIK 913059

As filed with the Securities and Exchange Commission on April 21, 2014

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Adrián Bressani – 011-54-11-4346-4286 – abressani@bbva.com – Reconquista 281 3° (C1003ABE) Buenos Aires, Republic of Argentina
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

Large accelerated filer ☐Accelerated filer ☒  Non-accelerated filer ☐

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

☐Item 17  ☒ Item 18

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2013	2012	2011
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores Sociedad de Bolsa S.A.	X	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law Nr. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.00, the peso was allowed to float, and as of April 7, 2014 traded at approximately Ps.8.0018 per US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2009.

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

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, the Consolidated Financial Statements and the related notes. The selected financial data for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 are derived from the Consolidated Financial Statements. For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”.

See “D. Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factors Related to BBVA Francés”.

	For the fiscal year ended December 31,
	2013	2012	2011(11)	2010	2009
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	8,235,279	5,705,193	3,565,030	3,298,259	3,039,470
Financial expenses	(3,256,852)	(2,061,131)	(1,355,698)	(814,673)	(975,431)
Gross intermediation margin	4,978,427	3,644,062	2,209,332	2,483,586	2,064,039
Provision for loan losses	(453,264)	(256,259)	(132,663)	(179,353)	(245,966)
Service charge income	3,453,850	2,530,197	1,957,724	1,485,442	1,204,703
Service charge expenses	(955,329)	(683,730)	(519,630)	(406,347)	(279,691)
Operating expenses	(3,881,972)	(3,039,731)	(2,279,500)	(1,969,461)	(1,562,326)
Net other income / (expenses)	58,664	(26,400)	254,845	38,867	(44,063)
Income before income tax	3,200,376	2,168,139	1,490,108	1,452,734	1,136,696
Income tax	(1,120,418)	(864,625)	(549,992)	(272,923)	(362,439)
Net income	2,079,958	1,303,514	940,116	1,179,811	774,257
Net (loss) / income on minority interests in subsidiaries	(55,013)	(37,874)	6,783	(16,538)	(17,851)
Final consolidated income from continued operations	2,024,945	1,265,640	946,899	1,163,273	756,406
Final consolidated (loss) / income from discontinued operations	(701)	(1,961)	58,678	34,906	(37,944)
Final consolidated income	2,024,244	1,263,679	1,005,577	1,198,179	718,462

Net operating revenue (3)	7,476,948	5,490,529	3,647,426	3,562,681	2,989,051
Net operating income (4)	3,141,712	2,194,539	1,235,263	1,413,867	1,180,759

Net income per ordinary shares from continued operations (2) (9)	3.77	2.36	1.76	2.17	1.55
Net income per ADS from continued operations (2) (9)	11.31	7.08	5.28	6.51	4.65
Net income per ordinary shares (2) (9)	3.77	2.35	1.87	2.23	1.47
Net income per ADS (2) (9)	11.31	7.05	5.61	6.69	4.41
Declared dividends per ordinary share (9) (10)	0.05364	—	—	1.49899	0.98439
Declared dividends per ADS (9) (10)	0.16092	—	—	4.49697	2.95317
Net operating income per ordinary shares (2) (9)	5.85	4.09	2.30	2.64	2.42
Net operating income per ADS (2) (9)	17.55	12.27	6.90	7.92	7.26
Average ordinary shares outstanding (000s) primary (9)	536,878	536,878	536,620	536,361	487,611

Amounts in accordance with U.S. GAAP:
Net income	2,178,544	1,541,104	698,807	804,101	1,029,755

Net income per ordinary share (2) (9)	4.06	2.87	1.30	1.50	2.11
Net income per ADS (2) (9)	12.18	8.61	3.90	4.50	6.33
Average ordinary shares outstanding (000s) primary (9)	536,878	536,878	536,620	536,361	487,611

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	12,881,781	8,614,889	6,353,428	5,691,806	5,255,412
Government and private securities	3,459,935	4,101,846	5,565,029	7,495,382	7,214,232
Loans, net of allowances	36,468,194	28,493,431	22,697,031	16,699,852	11,751,889
Other assets	5,713,714	3,574,413	4,390,157	2,693,206	2,170,060
Total assets	58,523,624	44,784,579	39,005,645	32,580,246	26,391,593

Deposits	43,759,465	34,165,053	29,165,704	22,461,307	18,334,845
Other liabilities and minority interest in subsidiaries	7,607,979	5,487,590	5,971,684	6,372,024	5,130,276
Total liabilities and minority interest in subsidiaries	51,367,444	39,652,643	35,137,388	28,833,331	23,465,121

Capital stock	536,878	536,878	536,878	536,361	536,361
Issuance premiums	182,511	182,511	182,511	175,132	175,132
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	4,099,568	2,835,889	1,042,021	802,385	658,693
Unrealized valuation difference	—	—	—	88,131	(14,133)
Unappropriated earnings	2,024,244	1,263,679	1,793,868	1,831,927	1,257,440
Total stockholders’ equity	7,156,180	5,131,936	3,868,257	3,746,915	2,926,472

For the fiscal year ended December 31,
2013	2012	2011(11)	2010	2009
(in thousands of pesos) (1)
Amounts in accordance with U.S. GAAP
Total assets	61,316,755	47,552,013	40,367,604	33,448,725	27,760,274
Total stockholders’ equity	7,615,291	5,535,611	4,003,440	4,500,072	3,696,499

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	3.92%	3.27%	2.65%	3.95%	2.90%
Return on average stockholders’ equity (6)	32.96%	28.51%	24.87%	34.86%	30.24%
Services charge income as a percentage of operating expenses	88.97%	83.24%	85.88%	75.42%	77.11%
Operating expenses as a percentage of average total assets (7)	7.52%	7.86%	6.37%	6.68%	5.98%

Capital
Stockholders’ equity as a percentage of total assets	12.23%	11.46%	9.92%	11.50%	11.09%
Total liabilities as a multiple of stockholders’ equity	7.18	x	7.73	x	9.08	x	7.70	x	8.02	x

Credit Quality
Allowances for doubtful loans as a percentage of total loans	1.94%	1.81%	1.91%	2.32%	2.79%
Non-performing loans as a percentage of gross loans (8)	0.76%	0.65%	0.45%	0.47%	1.00%
Allowances for doubtful loans as a percentage of non-performing loans (8)	254.16%	278.79%	422.14%	492.96%	277.93%

(1)	Except net income per-ordinary share and net income per-ADS data and financial ratios.
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
(10)
For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal years ended December 31, 2010 and 2009, the dividends were paid totally in cash.

(11)	See Note 3.3. to our Consolidated Financial Statements.

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

	Declared Dividends Per Ordinary Share (6)		Declared Dividends Per ADS (6)
	Ps.(1)	US$	Ps.(1)	US$
December 31, 2013 (2) (5)	0.05364	0.00670	0.16092	0.02011
December 31, 2012 (2)	—	—	—	—
December 31, 2011 (2)	—	—	—	—
December 31, 2010 (2) (4)	1.49899	0.36994	4.49697	1.10981
December 31, 2009 (2) (3)	0.89492	0.23054	2.68476	0.69163

(1)	Historical values.
(2)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. Since June 2, 2004 the Central Bank makes some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Item 8. Financial Information—Dividends”.

(3)	Based upon the reference exchange rate quoted by Central Bank at April 29, 2010.
(4)	Based upon the reference exchange rate quoted by Central Bank at March 31, 2011.
(5)	Based upon the reference exchange rate quoted by Central Bank at April 7, 2014.
(6)
For the fiscal year ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal years ended December 31, 2010 and 2009 the dividends were paid totally in cash. For the fiscal year ended December 31, 2013 the number of outstanding shares were 536,877,850. For the fiscal years ended December 31, 2010 and 2009 the number of outstanding shares were 536,361,306, respectively. Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for US$1.00 for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)
Year /Period	(in pesos per US$1.00)
March 2014	8.0098	7.8657	7.9313
February 2014	8.0178	7.7635	7.8565
January 2014	8.0225	6.5430	7.0967
2013	6.5180	4.9228	5.4789
December 2013	6.5180	6.1547	6.3192
November 2013	6.1360	5.9215	6.0149
October 2013	5.9108	5.7995	5.8482
2012	4.9173	3.9715	4.5502
2011	4.3035	3.9715	4.1302
2010	3.9857	3.7942	3.9127
2009	3.8545	3.4497	3.7301

(1)	Source: BCRA.
(2)	The average of monthly average rates during the period.

The exchange rate on April 7, 2014 was Ps.8.0018. = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2013 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 700.18% vis-à-vis the dollar.

	December 31,
	2013	2012	2011	2010	2009
Devaluation Rate	32.55%	14.27%	8.23%	4.72%	9.93%
Exchange Rate	6.5180	4.9173	4.3032	3.9758	3.7967
Inflation Rate (1)	14.76%	13.13%	12.67%	14.56%	10.26%

(1)	The inflation rate presented is the general WPI published by the INDEC.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima) and a vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”), but was able to recover during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, who was reelected for another four year term on October 23, 2011. Although the economic policies implemented by the Kirchner administrations have succeeded in the short- and mid-term, there still remain issues to be resolved, such as:

▪
contracts with privatized public utilities have yet to be revised  and rates for residential consumers have increased well below headline inflation. Energy and gas companies have remained in operation through subsidies from the public sector but investment in the sector has been low,  leading to energy shortages in high demand periods, negatively affecting economic growth;

▪	accelerating inflation affecting competiveness and economic growth;

▪	availability of long-term fixed interest rate loans;

▪	high commodity prices have had a favorable impact on economic activities in recent years, but are very volatile and out of the Government’s scope of control;

▪	measures implemented by the Government to control imports could lead to the imposition of barriers to Argentine exports by trading parties, negatively impacting on the domestic economic activity;

▪
the Government has issued several measures restricting the access to the purchase of foreign currency which have had a negative effect, mainly on foreign investments, and the real estate market, failing as well to contain the loss of the Central Bank´s dollar reserves.

▪
a significant intervention by the Government in the private sector, including through the expropriation of YPF, the country’s largest oil and gas company. Repsol, the majority shareholder of YPF, and the Argentine Republic have reached an agreement regarding the compensation amount for such expropriation. This agreement has been submitted to Congress for its approval.

High inflation rate expectations could negatively affect the Argentine economy in general, including access to the long-term financing market.

Acceleration of inflation rates, has led to the loss of competiveness of Argentine exports in international markets and a decline in private consumption, causing a negative effect on economic activity and employment. Moreover, a higher inflation rate could undermine confidence in the Argentine financial system in general regarding  the peso deposit base, and this would negatively affect the business volume of banks, including BBVA Francés, and could potentially hinder the interest margin of long-term and fixed interest rates loans, in particular considering the increase in the share of Government oriented loans at a long-term fix rate, as explained below.

Since 2007, there has existed a discrepancy between statistical data published by National Institute for Statistics and Census (“INDEC”) referring to the CPI (consumer price index) for the Greater Buenos Aires area (the “CPI-GBA”), CPI indexes corresponding to the different Argentine regions/provinces and private estimates. This generated uncertainty about the country’s actual inflation rate and did not contribute to anchor inflation expectations. It is to be noted that assets indexed by Coeficiente de Estabilización de Referencia (“CER”) are adjusted according to the CPI-GBA. In February 2014, following the International Monetary Fund (“IMF”) requirements as detailed in the risk factor below, Argentina published a new CPI index (the “CPI NU”) which has a national coverage and an updated base year (4th quarter 2013). Although the new index has had only one publication (3.7% m/m), the CPI NU, to the present date, it has not received any observation from de FMI. The new index replaces the previous measurement and will be used to calculate “CER” indexation.

Impositions of sanctions on Argentina by international organizations such as the declaration of censure recently issued by IMF against Argentina due to the inaccuracy of certain official statistics, could negatively affect Argentina’s access to international financial markets.

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

The IMF´s executive board issued a resolution on December 9, 2013 recognizing Argentina’s ongoing work and intention to introduce a new CPI in early 2014. In the light of these developments, the board adopted a decision calling on Argentina to implement specific actions to address the quality of the official CPI and GDP data according to a specified timetable, including the public release of a new national CPI and revised GDP estimates, by the end of March 2014. Argentina has complied with the deadline for the new national CPI in February 2014 (see above) but further actions must be implemented by end-September 2014 and end-February 2015. The Managing Director of the IMF is required to report to the executive board by within 45 days of the aforementioned deadlines on the status of Argentina’s implementation of the specified actions. At such time, the Executive Board will review this status in line with IMF procedures.

Argentina´s failure to implement the new estimates for GDP by end March 2014 or a loss of credibility in inflation figures in the coming months, could lead to the  imposition of further sanctions that could eventually result, in the long term, in Argentina’s exclusion from the IMF. Were Argentina excluded as a member of the IMF, Argentine companies such as BBVA Francés, could suffer adverse consequences, either by jeopardizing their access to international financial markets or by having to pay increasing interest rates in order to obtain financing. Furthermore, it could also negatively affect foreign investments in Argentina. These adverse effects, however, could be mitigated by the fact that Argentina has not requested to the IMF any kind of financing since 2005.

A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financial markets.

Commencing in 2005, public expenditure began to increase more than public revenues. Thus, the primary fiscal surplus of the national public non-financial sector fell from 3.9% of GDP in 2004 to a deficit of Ps.4.37 billion or 0.2% of GDP in 2012. In 2013, the primary fiscal deficit deteriorated further to Ps.22.47 billion, while the overall fiscal deficit was Ps.64.48 billion representing a 16% increase as compared to the deficit of the prior year although no GDP coupon payments were due in the year. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditure continues to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts will negatively affect the Government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. BBVA Francés could therefore be adversely affected by such limitation.

A recent ratification by the NY Court of Appeals,  of U.S. District Judge decision requiring Argentina to pay 100% of the principal and interest in arrears due to certain holders of bonds issued by Argentina and even subjecting the paying agent to injunction, could, if it becomes effective, result in Argentina’s default on its payment obligations, negatively affecting its access to international financial markets.

The plaintiffs in this case are holders of sovereign bonds issued by the Argentine Republic pursuant to a Fiscal Agency Agreement prior to Argentina’s default on its payments obligations (“FAA Bonds”). The plaintiffs bonds are in default, and are the subject of federal court judgments which are unsatisfied.

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

The plaintiffs applied to the United States District Court for the Southern District of New York for a determination that Argentina’s conduct in making full payment on the Exchange Bonds while making no payments on the FAA Bonds constituted a breach of the Pari Passu Clause (equal treatment of all bondholders) included in the FAA Bonds. The matter was referred to Judge Thomas Griesa, who has been assigned to hear all matters arising out of Argentina’s 2001 default. In a series of rulings running from December 2011 through October 2012, Judge Griesa held that Argentina breached the Pari Passu Clause by lowering the rank of the FAA Bonds in violation of the said clause, by making payments under the Exchange Bonds, while persisting on its refusal to satisfy its payment obligations currently due under the term of the plaintiffs’ FAA Bonds.

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

On August 23, 2013, the U.S. Second Circuit Court of Appeals issued its decision requiring Argentina to make a “ratable payment” to the plaintiffs when it makes the next payment to the holders of Exchanged Bonds. Due the relevance of this decision for Argentina’s prospects, Argentina has filed a petition for certiorari to the Supreme Court. The Supreme Court is entitled to accept or reject the analysis of the case. The effectiveness of the Second U.S. Circuit Court of Appeals decision will be suspended until the Supreme Court issues said decision. The Supreme Court has scheduled a hearing for April 10, 2014. The Supreme Court´s final decision is still pending, and the legal process will therefore continue during the 2014, but a negative ruling for Argentina cannot be discarded, which could lead to a default in the payment of Argentina’s obligations currently being serviced. The macroeconomic impact of an unfavorable ruling could lead to a further financial isolation of Argentina, and companies, such as BBVA Francés, and a denial from accessing to international markets in order to obtain financing.

A series of restrictions in the foreign exchange markets imposed by the Argentine Government has had a material adverse effect on the results and the solvency of the financial system.

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

In addition, as from January 2012, the National Tax Bureau (“NTB”) must be notified in advance and approve all import operations. This restriction contributed to a decrease in imports (with a negative impact on industrial activities using imports and spare parts) which led to a decrease in the volume of trade financing and negatively impacted our business. Limitations on foreign currency purchases resulted in a decrease in the volume of foreign trade commissions in foreign currency sales.

Finally, Communication “A” 5318, dated July 5, 2012, forbids the purchase of foreign currency by local individuals and companies, except for the purchase of foreign currency for tourism purposes.

On May 27, 2013 Visa, Mastercard and other credit card providers, agreed with the Central Bank, to enforce limits to credit card advances carried out in foreign countries. As a result of this agreement, a monthly maximum amount per person of (i) US$50 can be advanced in neighbor countries; and (ii) US$800 in the rest of the foreign countries.

On August 30, 2012 the NTB issued Resolution Nr. 3378/12 creating a new 15% tax on the purchase of assets and services in foreign countries, which are paid with credit or debit cards, which also includes purchases through the internet. This new tax is considered as an advanced payment of the taxpayers’ annual income tax.

Moreover, on March 18, 2013, the NTB issued Resolution Nr. 3450/13, increasing that tax to 20% rate, and including under its scope other transactions such as purchases carried out with local travel agents, for vacation purposes in foreign countries, and transportation tickets to such countries.

On December 2, 2013 the NTB issued Resolution Nr. 3550/13, further increasing the above-mentioned tax to 35% rate, and expanding its scope to other transactions such as the purchase of foreign currency for tourism purposes.

Finally, on January 20, 2014 the NTB issued: (i)  Resolutions Nr. 3579 and 3582, limiting the purchase of goods from foreign providers, that are delivered to Argentina by postal services, excluding goods such as medicines, works of art, and other basic essential goods; and (ii) Resolution Nr. 3583 which once again allowed individuals to purchase foreign currency for purposes other than tourism (basically savings), subject to a certain procedure and up to a 20% monthly limit of the net income of legally registered workers.

These restrictions initially led to a withdrawal of dollar denominated deposits, which led in turn to a contraction in dollar denominated loans related export finance (the lending capacity in foreign currencies are provided by Bank deposits in foreign currencies), which could have had a material adverse effect on the Argentine financial system, including BBVA Francés, our result of operations and financial condition.

The new regulations issued during 2013 and the first months of 2014 failed to stop the withdrawal of dollar denominated deposits in the private sector which fell almost 11% between December 31, 2012 and mid-February 2014. A more detailed explanation of said measures is included in “Item 10. Additional Information — Exchange Controls”.

A further decrease in the international reserves of Argentina’s Central Bank, could result in an abrupt devaluation of the Argentine Peso.

The stock of international reserves of the Argentine Central Bank dropped from US$43.3 billion in 2012 to US$30.6 billion in 2013 in spite of the restrictions imposed by the Government on the foreign exchange market since 2011 described above. This was mainly due to a smaller trade surplus and a rising deficit in the external tourism and real services balance. The Central Bank accelerated the rate of nominal devaluation of the peso in 2013 in order to contain the fall in reserves, and a considerable sharp devaluation took place during January of 2014, by which the exchange rate of the dollar peso, increased in two days from Ps.6.9120 to

Ps.8.0183. The foreign exchange rate has since stabilized slightly below Ps.8/US$, but devaluation and inflation expectations are still volatile. This scenario could affect the peso positions of the banks, in case a fall in deposits occurs when investors try to hedge against devaluation by purchasing dollar-denominated assets. In this situation a further increase in interest rates could have a negative impact on BBVA Francés’ profitability since a significant proportion of our loans are now at a regulated fixed rate which could materially affect our financial audition and results of operations.

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

As a consequence of Financial Action Task Force’s (“FATF”) evaluation report on Anti-Money Laundering and Combating Financing of Terrorism (“AML/CFT”), Argentina has to implement measures in order to comply with FATF´s recommendations. In the event these measures are not correctly addressed, Argentina could find difficulties in obtaining financing and attracting direct foreign investments.

In October 2010, FATF issued a report on AML/CFT in Argentina, stating that since the last evaluation, finalized in June 2004, Argentina has not made adequate progress in addressing a number of deficiencies identified at the time.

Moreover, in February 2011, Argentina, represented by the Minister of Justice, attended the FATF Plenary in Paris, in order to present a preliminary action plan. Notwithstanding that, FATF has granted an extension until June 2011 to work closely with Argentina and will consider its next steps in the context of the enhanced follow-up process.

In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. Since October 2012, Argentina has taken substantial steps towards improving its AML/CFT regime, including by enacting a new capital markets law on December 28, 2012, which improves licensing and supervision of the securities sector, enhances co-operation mechanisms, and removes secrecy among domestic agencies, improving the exchange of AML/CFT information with a positive impact on financial transparency. However, the FATF has determined that certain strategic AML/CFT deficiencies remain. Argentina should continue to work on implementing its action plan to address these deficiencies, including by: (1) addressing the remaining deficiencies with regard to the criminalization of money laundering, confiscation of funds related to money laundering, and freezing terrorist-related assets; (2) addressing the remaining issues for the Financial Intelligence Unit and suspicious transaction reporting requirements; (3) further enhancing the AML/CFT supervisory program for all financial sectors; (4) further improving and broadening customer due diligence measures; and (5) enhancing the appropriate channels for international co-operation and ensuring effective implementation. The FATF encourages Argentina to address its remaining deficiencies and continue the process of implementing its action plan.

Despite Argentina substantial steps towards improving its AML/CFT regime, Argentina still has a pending action plan for the total fulfilment of all recommendations set forth by the FATF. Non-compliance with such report could limit the Bank’s access to foreign financial markets.

Factors Related to BBVA Francés

The short term structure of the deposit base of the Argentine financial system, including the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine Crisis, the volume of financial activity regarding deposits and loans was severely reduced.

Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the Global Financial crisis, these levels were reduced during 2008 and further improved during the last semester of 2009, until the present date.

The argentine financial system growth strongly depends on the deposits levels, due to the small size of its capital markets and the absence of foreign financings during the last years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During the last three years (2011-2013) credit was able to grow at a higher rate than deposits, by consuming the liquidity excesses of financial institutions. This scenario seems no longer possible; therefore from now on, credits growth will depend on deposits levels. This adjustment is currently taking place with an interest rate increase.

The liquidity of the argentine financial system at the present date is reasonable, due to the high level of mandatory deposits reserves of argentine financial entities, among other short term investments, which represent 30% of the total deposits.

Notwithstanding that, because most deposits are short term deposits, a substantial part of the credits must have the same maturity, and there is a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of the local currency deposits.

Although at the present date liquidity levels are reasonable, no assurance can be given that this levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of significant portions of the deposit base of the financial system, and limit the long-term expansion of financial intermediation including BBVA Francés.

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

It must be stressed that the Bank, taking into consideration the new capital requirements for operational risks, still has an excess of capital as of December 31, 2013 with respect to the minimum capital requirements of the Communications, of Ps.2,626 million.

Moreover, a new law was approved by the Congress introducing amendments to the Central Bank ´s charter. The principal issues addressed by this bill are the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the fixing of interest rates, and terms of loans to financial institutions.

The Central Bank issued two Communications, “A” 5319 and “A” 5380 dated July 5, 2012 and December 21, 2012 respectively, and Communication “A” 5516 dated December 27, 2013, whereby it is mandatory for banks to grant credit lines for productive purposes. The Government's intention is to increase investments, although it should be noted that an increase in the demand for these loans could in turn lower the demand of other types of loans. BBVA Francés used approximately Ps.2.961  million in 2013 for these type of loans.

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

On October 1, 2013 Central Bank issued Communication “A” 5460 granting a broad protection to consumers of financial services including among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Therefore, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Moreover, Communication “A” 5514 issued an exception for the enforcement of Communication “A” 5460, for certain credit agreements which have pledges as collateral and are issued before September 30, 2019.

On February 4, 2014 Central Bank issued Communication “A” 5536 limiting foreign currency positions of financial entities. This limit is fixed at a 30% of the RPC (adjusted stockholder’s equity) of each entity.

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

During 2013, 13 legal labor actions were filed against AFJP claiming differences in severance payment amounts. AFJP has estimated this contingency and raised the corresponding allowances. Adverse rulings against Consolidar AFJP could result in severance payments by the company of considerable amounts, which could have a material adverse effect on the financial condition of the company, and therefore in the result of liquidation process for BBVA Francés as its shareholder which owns a 53.89% interest in the company.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

In 2013, economic activity, measured by Gross Domestic Product (“GDP”) improved from the low growth of the previous year. After growing only 1.9% in 2012, GDP growth 5.5% year-over-year in the third quarter of 2013, accumulating an increase of 4.5% in the first nine months of the year compared with the same period of the previous year. The main drivers of this growth, in real terms, were: private consumption, which accumulated growth of 6.1% in the first three quarters of 2013 and investment and public consumption, which recorded growth of 5.6% and 6.1%, respectively in the same period. Exports, meanwhile, rose 2.3%. The rise in GDP was partly offset by imports which grew by 7.8% in the first nine months of 2013. In late March the national statistical office INDEC launched a GDP with 2004 as a new base year. This new series of GDP grew in real terms by 3.0% in 2013 with respect to 2012. The decomposition of this growth has not been published yet.

In the labor market, no significant changes were observed, maintaining the average recorded unemployment rate at 7.2% in 2013, the same average of 2012. Salaries recorded an increase of 25.2% at December 2013 compared to December 2012 by private registered workers and of 25.9% for the General Index. In this scenario the salaries of public workers accumulated an increase of 26.2%, while the increase in salaries for workers in the informal sector is estimated at 27.7%.

Inflation, as measured by the CPI, reached 10.9% at December 31, 2013, showing a marginal increase over the previous year. Among sub-items, the education sector led the annual increases in CPI of 16.6%, compared to 11.3% in 2012, followed by the entertainment sector with a 15.6% increase and the health sector with a 14.7% increase. As of January 2014, INDEC published and started using a new index, the CPI NU, which has national and urban coverage.

Fiscal policy remained expansive and in 2013 primary fiscal deficit of Ps.22,479 million was recorded while in the same period of the previous year there had been a deficit of Ps.4,374 million. This was the result of a 33.5% increase in public spending in the period, higher than the 30.4% growth in total revenues.

Within expenses, there was an increase of 46.9% in capital expenditures, 45.7% in current expenditures and 33.0% in social security benefits. Growing below average, transfers to the private sector increased by 28.8% and wages increased by 28.4%. Transfers to provinces and public sector also grew below average.

While revenues were supported by income from the Central Bank and the Argentine Social Security Administration (the “ANSES”)and other non-tax revenues which were 69% of the overall revenues. The total tax revenue grew by 26.3% in the year, driven by an increase of 32.6% in income tax, 30.7% increase in VAT and 30.9% increase in social security contributions. Withholding taxes on the exports suffered by the decline in exports of fuels and fell 10% while import duties rose by 41.8%. Taking into account the payment of interest, the Government recorded an operating deficit of Ps.64,477 million, a 16.0% higher than the deficit in the previous year.

In 2013 the trade balance recorded a surplus of US$9,024 million which implies a decrease of 27.3% over the same period of the previous year. The exports totaled US$83,026, a 2.6% increase from the same period of the previous year as a result of an overall  3% increase in volume and a decrease of 1% in prices. Exports were negatively affected by a decrease in the harvest plus the drop in demand in Brazil in the last months. Imports rose by 8.0% in 2013 and reached US$74,002 million, as a result of  a 5% increase in volume and a 3% increase in prices. Foreign purchases recorded significant increases in the energy and automotive categories.

The Central Bank, maintaining its policy of managed float, allowed an acceleration of the average monthly rate of devaluation of the peso during the second half of the year, reaching 2.9% versus the 1.5% monthly average devaluation in the first half of 2013 and 1.1% in 2012. The exchange rate ended up at Ps.6.52/US$ by the end of 2013 (increasing 33% over the year), with an average of Ps.6.32/US$ in December 2013, 29% higher than the average of December 2012.

International reserves at December 31, 2013 amounted to US$30,599 million representing a net fall of US$12,691 million compared to the balance at the end of 2012. Given the outflow of foreign currency in the tourism purposes category, the charge for advance of income tax due to credit card use abroad and purchase of transportation tickets and package tours abroad rose 35%.

Monetary Policy

Monetary policy had a lower expansion in 2013. The monetary base grew by Ps.68,309 million, which implies an increase of 23% over the previous year (versus a 39% increase in 2012). The main source of growth during 2013 was the public sector funding of Ps.94,082 million (98% higher than the Ps.47,495 million in 2012) while a contractionary effect operated in the foreign exchange market where the Central Bank sold US$5,310 million absorbing Ps.32,331 million.

Meanwhile, the “M2” monetary aggregate grew by 26% year over year in 2013 compared to an increase of 39% year over year in 2012 and a private “M2” growth of 37% year over year in 2013. The interest rate BADLAR for private banks, which had ended at an average rate of 15.4% in December 2012, suffered a slight decline until March 2013 when it came to the monthly average of 14.8% and then started an upward path to an average of 20.2% by December 2013.

Peso denominated deposits of the private sector grew by 29.3% in 2013, while those denominated in dollars fell by 13%. In turn, total public sector deposits rose by 26.5% in the same period.

As a result of lower economic activity, private sector loans denominated in pesos increased by 33.7%, showing a slowdown from the growth achieved in 2012 (42%). Loans in foreign currencies fell by 34%, while they had fallen 42% in 2012.

In June and December 2013 by making use of the power to “target credit" detailed in the new Charter of the Central Bank, the Central Bank established two new “Lines of credit for productive investment” which established that the largest financial institutions in the financial system and those that are financial agents of the State should allocate at least 5% of their peso-denominated deposits of the private sector at that time to finance the purchase of capital equipment or construction of production facilities. The lines have regulated rates. The most recent line had a maximum interest rate of 17.5% and required that half of the amount be allocated to micro, small and medium enterprises (MiPyMEs). In this context, corporate lending grew by 32.8% in pesos at December 31, 2013, while loans to individuals (personal, mortgage, and pledge cards) increased by  34.4%.

A.HISTORY AND DEVELOPMENT OF THE COMPANY
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

Our original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under Number 1065 on Folio 359, Book 5, Volume “A” of National By-laws. Our by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on March 8, 2011, under N° 3930Book 62 of Corporations (“sociedades anónimas”). Pursuant to current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On March 5, 1998 the Public Registry of Commerce registered the change from Banco Francés del Río de la Plata S.A. to Banco Francés S.A. At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from Banco Francés S.A. to BBVA Banco Francés S.A., and the amendment to our by-laws reflected the name change.

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

The price of the transaction was US$62,857,775, of which 12.5% was paid to BBVA Francés and 87,5% to BBVA. This transaction was also subject to the prior approval of the Argentine Insurance Bureau, authorization that was issued on February 6, 2012. The transfer of the shares was completed on March 6, 2012.

On February 9, 2012 the board of directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies. On March 26, 2012, the Shareholders Meetings of both companies approved the merger. As a result of the merger, as from April 1, 2012, BBVA Francés acquired all the shares of Inversora Otar S.A. BBVA Francés issued the corresponding shares in favor of Inversora Otar´s shareholders (BBV América S.L., Corporación General Financiera S.A, and Sucesión Romero) and cancelled the shares received as result of the incorporation of Inversora Otar´s assets. Because of this simultaneous increase and cancelation of the shares, the total amount of the corporate capital of the Bank will remain the same, as result of the merger. Finally, the shares resulting for the merger were issued on March 28, 2014, to the former shareholders of Inversora Otar S.A. As a result of the merger BBV América S.L. owns 29.81%, Corporación General Financiera S.A. 0.47% and Sucesión Romero 0.0041% of the shares of BBVA Francés.

On April 1, 2012, as a result of the merger between BBVA Francés and Inversora Otar S.A, BBVA Francés acquired all the shares of BBVA Francés Valores Sociedad de Bolsa S.A previously held by Inversora Otar S.A, becoming its sole shareholder. On June 29, 2012, BBVA Francés sold a 3.0047% interest in BBVA Francés Valores Sociedad de Bolsa S.A to BBV America SL for Ps.441,194.

On July 10, 2013, BBVA Francés and Consultatio S.A signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of a building under construction by Consultatio S.A., which will became the “BBVA Tower”. This is the largest corporate headquarters real estate development project in the country and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and, environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. The building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. To date, construction is progressing according to plan and projected for completion in late 2015.

B.BUSINESS OVERVIEW

BBVA Francés ended its fiscal year 2013 with Ps.58.5 billion in total assets, a total of Ps.43.8 billion in deposits, on a consolidated basis, and a market capitalization of Ps.10.9 billion. It is the third largest private bank in terms of private deposits in the Argentine financial system according to statistics published by the Central Bank, as of December 31, 2013.

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

As part of its business, BBVA Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. At the end of December 2013, the Bank had a 3% market share in the mutual fund portfolio management industry in Argentina through BBVA Francés Asset Management S.A (“Mutual Investment Funds Manager”), the eighth among the capital managing companies.

The Bank was one of the first companies listed on the Buenos Aires Stock Exchange, quoting since 1888. Its shares have been listed on the New York Stock Exchange since 1993 and on the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999.

The following table presents financial information of our principal business for the year ended December 31, 2013.

	As of December 31, 2013
	Continued operations			Discontinued operations (4)	Total
	Banking Financial			Pension Fund Manager
	BBVA Francés (3)	PSA Finance S.A.	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Total expenses (2)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
(Loss)/Gain on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income	1,750,650	274,295	2,024,945	(701)	2,024,244

(1)	Includes financial income, service charge income and other income.
(2)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(4)	See Note 15. to the Consolidated Financial Statements.

The Bank has a large network of branches throughout Argentina: there are 275 branches, 245 of which are retail branches and 30 are specialized in the middle-market segment, while seven business units grouped by industry provide personalized attention to corporate and institutional clients. BBVA Francés also has 13 in-company branches and two points of sale complemented by other distribution channels, such as 655 automatic teller machines (“ATMs”), a telephone banking service and an Internet banking service called Francés Net, as of December 2013. Through this network the Bank provides attention to more than 1,843,328 individual clients, 18,640 companies and 834 large corporations. The Bank is member of Banelco S.A., a corporation owned by seven partner banks that includes 16 participating banks, and our ATMs are part of the Banelco Network (Red Banelco – “Banelco”).

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

In March, 2011 a share purchase agreement was signed for all the shares of Consolidar Retiro between BBVA Francés, holder of 66.21% of the corporate capital, and BBVA, holder of the remaining 33.79% of the corporate capital. This agreement established a total price for the shares of Ps.380 million, adjustable in accordance with the revenues obtained from the sale by Consolidar Retiro of its own property where the offices are located.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar ART between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer. The purchase price for the shares was US$59.4 million, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate where it had its offices. On October 6, 2011 BBVA Francés received from the buyer a down payment in the amount of Ps.18.8 million equal to 60% of the pro rata price of the transaction.

On February 6, 2012, the transaction was approved by the National Superintendence of Insurance (SSN) and on March 6, 2012, the transfer of the stock ownership from Consolidar ART to Galeno Argentina S.A. was effected, together with the collection of the remaining of the purchase price.

Banking and Financial Services

The Bank is focused on the brokering business, mainly in the private sector. The loan portfolio in this sector totalized Ps.35.3 billion. We increased our private portfolio by 28% compared to 2012; mainly due to more personal loans, credit cards and car loans in the retail sector, while in the middle market sector the products that lead the expansion were leasings and commercial loans. The private loan market share reached a 8% level at the end of the year. In terms of liabilities, deposits were Ps.43.8 billion at the end of 2013, 28% higher than last year, sight deposits increased by 17% and time deposits by 42%.

After the regulations regarding the purchase of foreign exchange and foreign trade came into effect, the financial system suffered a significant loss on U.S. dollar denominated deposits. For this reason the Bank recorded a decrease of 34% in such deposits in 2012, totaling Ps.3,514 billion (equivalent to US$715 million) at December 2012, which represented 10% of the Bank’s total deposits. In December of 2013, the Bank´s US denominated deposits totaled Ps.4,721 (equivalent to US$724 million) representing a 34% increase compared to 2012. These deposits represent 11% of the Bank’s total deposits.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2013		December 31, 2012		December 31, 2011 (1)
	(in thousands of pesos, except percentages)
Public Sector	40,915	0.11%	35,067	0.12%	46,027	0.20%
Corporate	6,613,086	18.13%	7,755,847	27.21%	6,378,971	28.10%
Middle market	9,435,080	25.88%	7,014,829	24.62%	5,676,856	25.01%
Retail	20,379,113	55.88%	13,687,688	48.04%	10,595,177	46.68%
Total	36,468,194	100.00%	28,493,431	100.00%	22,697,031	100.00%

(1) See Note 3.3. to our Consolidated Financial Statements.

	Deposits
	December 31, 2013		December 31, 2012		December 31, 2011
	(in thousands of pesos, except percentages)
Corporate	8,860,338	20.25%	6,213,292	18.19%	4,774,471	16.37%
Middle market	5,391,617	12.32%	4,092,888	11.98%	3,843,486	13.18%
Retail	29,507,510	67.43%	23,858,873	69.83%	20,547,747	70.45%
Total	43,759,465	100.00%	34,165,053	100.00%	29,165,704	100.00%

BBVA Growth Plan

South America is a key component of the Group’s strategy. This is why the Group has implemented an ambitious growth and development plan for this area for the next four years.

This plan strengthens the commitment of BBVA in South America and is part of the Group’s growth and diversity strategy. Under this plan, BBVA will allocate 40% of the investment to technological projects and the remaining 60% to initiatives focused on the growth of infrastructure and distribution networks.

BBVA Francés has devised its own plan for the purpose of becoming the country’s first digital bank and the one preferred by its clients. The basic elements of this plan are:

▪	Segmented, specialized management with the objective of deepening its knowledge of the client base in order to design value offers according to its needs.

▪
Expanding the distribution network by increasing the number of offices based on new models according to market requirements, adding more and more ATMs and promoting the digital channels, which will play a fundamental role in the coming years’ banking business.

▪	Continuing with the transformation process, by making such channels more agile, safe and reliable through digitalization and automatization.

Customer centric and quality

BBVA Francés continues to work on a program to continuously improve the client’s satisfaction. The objectives of this program are to achieve differentiation by the quality of the services offered by the Bank and to increase the level of recommendation by its clients.

The Bank registered in 2013 the highest client satisfaction indicator for the past five years: 8.5/10, asserting itself as the leader of the market in this respect (source: Knack Argentina S.A. 2013).

Apart from this improvement, BBVA Francés has been the most recommended bank by its clients in 2013, with a Net Recommendation Index (“IRENE” or “NPS”) of 40%. The main reason for recommendation by clients has been the good level of attention received from our personnel at all branches.

Always relying on the four pillars which constitute the Client’s Experience Improvement Plan, a number of initiatives were developed in a continuous and consistent manner:

1.	Understanding the client better:

A new measurement architecture was implemented, consisting of:

▪
Creation of an integral quality management plan (the “KPI”), with business indicators. Along 2013 we worked on the generation of a control panel at territory and branch levels for monitoring the different units.

▪
Installation of the Client’s Voice (IRENE or NPS) as the metric for monitoring client perception of our products and services. Since the start of the measurements, more than 100,000 surveys have been made among clients. In addition, during the first quarter of 2013 we worked on perfecting the application of this methodology (making surveys, capturing results, coding the answers, among other things). In the second half of the year, the efforts were concentrated on the development of reports.

2.	Improving processes with high impact on quality perception

We worked on the following targets:

▪	Improving card processes and circuits.

▪	Improving clients’ experience at branches, speeding up attention and reducing waiting times.

▪	Reducing the volume of complaints and reinforcing the First Contact Resolution (FCR) model under which 33% of the complaints made in 2013 were resolved within 72 hours (versus 31% in 2012).

3.	Promoting a culture of service to the client

Under the “I choose Excellence” campaign, the following actions were carried out:

▪	Sensibilization workshop (by presence or by delivery of material).

▪	Creation of BBVA Service and Attention Protocols which define behavior and attitude guidelines expected from all members of BBVA, as part of the value chain.

▪	Publication of the Protocols and promotion of all key improvement aspects through quality campaigns.

▪	Participation of the Quality Area in different forums (Business Committees, training and others) in order to continue internalizing the pillars of the Quality Plan and sharing its improvements.

▪
“Internal Irene” survey: this internal survey was launched in the last quarter of 2013 for the purpose of obtaining an indicator to measure the network’s perception regarding the service it received from its internal suppliers (Central Areas) in view of the service they provide to the external client.

This measurement tool has completed two stages:

-	Diagnostic stage: performance of focuses and interviews to representatives of branch networks from all banking sections in their different positions/levels (over 100 participants).

-	Launching of online surveys to all members of the main areas of contact with the client, including branches (retail, companies and corporate) and channels (3.500 individuals).

4.	Defining a government model and a quality measurement methodology

The Government Forums in force are maintained, as they allow us to control the evolution of the plan:

▪	Quality and Servicing Committee (strategic), monthly, with participation of the Management Committee.

▪	Operative Quality Committee (tactical), fortnightly, with the presence of all banking sections and managements

Complaint Management Improvements

During 2013 there was an increase in the number of complaints and, as a consequence, a deterioration in our response times. For this reason we continue to work hard to improve the negative experience perceived by the client making a complaint.

Regarding the channels for reception and management of complaints, the following actions were taken during 2013:

▪
Communication “A” 5388 of the BCRA created the figure of the person Responsible for the Attention of Users of Financial Services. The new regulation established responsibilities and functions to improve the resolution and monitoring of clients’ complaints, as a body at a higher level.

▪
A new electronic form was implemented both on the website and inside the home banking service (Francés Net), by which clients may contact BBVA Francés to carry out different activities, including “Inquiries, Claims, Requests and Complaints”. The Resolution Center is the organ that receives the forms, manages them and provides an answer in each case

Management and Relationship Model

During 2013, the Management and Relationship Model underwent a number of adjustments regarding multichannel and productivity concepts.

In the realm of the branches network, the new scheme proposes that every retail office must have at least one person of reference to work on and develop each of the client segments. This system promotes a greater development of personal management.

In the field of mass sales forces a model was implemented which establishes links among salesmen at locations far away from specific nodes for them to work in cohesion with the managers of their offices.

Regarding building structure, 15 offices were remodeled making a total of 147 branches with a new image in Retail Banking and 19 in Companies Banking; 14 VIP Spaces were also installed as differential areas for the attention of clients from such segment.

Moreover, one of the downtown branches was relocated to Puerto Madero Este. This decision reassesses the strategic position that the Bank pursues in the segment of high-value customers, both in order to enhance and ensure the fidelity of the current portfolio.

Two branches were inaugurated in the year 2013, a retail office at Esquel, province of Chubut, and a Company, Agriculture and Institutions branch in Rosario, province of Santa Fe. Two new in-house banks were also opened, one at the corporate premises of LAN Argentina and the other at the Buenos Aires Casino.

Area Management:

-	VIP and PREMIUM

High-value clients are for BBVA Francés one of its main strategic focuses. During 2013, VIP has continued to develop as planned, with a schedule of special actions and events for clients and products suited to their requirements.

Also towards the end of the year the PREMIUM WORLD segment was launched, containing a value offer as appropriate for the higher-value clients in this portfolio.

Among the most significant actions of the year the following should be mentioned:

▪
Implementation of VIP BBVA Francés spaces: they have been especially devised in order to ensure an exclusive environment with the privacy and personalized attention that such clients deserve, and to maximize interaction between the client and its VIP executive. In the creation of this particular environment, spaces have been intervened with details of design and high-rank services which define a style of attention and try to make a difference between the Bank and its competitors.

▪
Continuous Training on Attention Protocol: whit the purpose of using a single methodology for each contact that a VIP executive has with a client, a written handbook has been prepared containing the definitions set forth by the segment management for attention thereof.

▪
Permanent communication of the benefits of the segment: it is important for the VIP executive to keep in mind during his dialog with the client the benefits that the latter has at his/her disposal, especially those directly related to the client’s profile and interests.

▪	Development of events: we continued to carry out actions to approach the clients through the Gourmet Route. The entity publicized such events in the most important printed press means.

As mentioned above, a significant milestone was the launching of the PREMIUM WORLD segment. In the initial stage there will be 11 PREMIUM executives who will have at their disposal all the tools, knowledge and expertise to provide solutions at all times.

Furthermore, all PREMIUM WORLD clients will have an exclusive contact line, the Línea Francés PREMIUM (0800-333-0540). At Francés Inversiones (0800-666-4600), a group of experts will advise them on the best way to invest their savings, and will enjoy priority and celerity in all their contacts: tellers, offices, telephone attention, investment inquiries, approval of applications and resolution of complaints.

In order to support its level of excellence, BBVA Francés has become the first Argentine bank to grant a service satisfaction guarantee which ensures, in case of displeasure, the return of 100% of all maintenance commissions charged during the year.

The benefits offered in this new segment contemplate:

▪	Parking at branches with VIP Space.

▪	Subscription to digital newspapers and magazines free of charge.

▪	Birthday gift.

▪	Premium experiences at cinemas, theaters and concerts, with pre-sale of tickets and priority in VIP invitations, apart from PREMIUM WORLD encounters at embassies and gourmet routes.

▪	Free-of-charge documentation delivery service.

▪	Exclusive communication brochure for a better knowledge and use of all possibilities and benefits at their disposal.

During 2013, the Bank also designed the PREMIUM WORLD account, the most comprehensive assortment of financial solutions through the Mastercard Black and Visa Signature credit cards, which grant to customers benefits such as Priority Pass, Personal Concierge, VIP Access to Ezeiza, tag priority for luggage and 40% extra accumulation on KMS Lanpass.

The customers will also receive credit offers and exclusive sales campaigns, and business meetings will be organized for them with investment experts.

BBVA Francés places a new innovation wager with the goal of underlining even more its differences vis-a-vis its competitors.

-	Small and medium-sized entities segment and businesses (“SMEs” or “PYMEs”)

Continuing with the plans to develop its different client segments, and for the purpose of deepen the relationship with the PYMEs segment, BBVA Francés keeps trying to improve the model of attention and the offer of credit and transactional solutions to accompany the growth of this sector.

Regarding the model of attention, we increased the number of executives specialized in PYMEs to 75. On the other hand, it was determined that in those branches where there is no PYMEs officer, the manager will be responsible for the management and development of this portfolio. To this effect, an intensive training plan was carried out to improve the knowledge and detection of these clients’ needs.

The business offer grew substantially, increasing the number of products directed to previously approved clients. With the idea of strengthening our relationship with them, in November of 2013 we held the first event at Mendoza, with attendance by more than fifty PYMEs businessmen from different sectors, who exchanged experiences in a relaxed environment together with the zone managers.

We continue to work in order to provide more and better services to this segment, which is the most dynamic in the country

Core Management – 2013

-	Consumer financing

BBVA Francés surprised the market with a new publicity campaign under the motto “Estás Dulce” [a colloquial expression meaning “You’ve got money”]. The goal was to promote the entity to position it as an important player in the world of consumer financing.

Pledge loans maintained their expansive tendency, strengthening their position in the business through an ample offer of products that grant benefits through the associated concessionaries. To this we must add the financing of vehicles through financing companies structured in agreements with Renault and Peugeot.

During 2013, the credit card product also had a very good performance. The strategy was to offer the best benefits to the clients through commercial alliances. The consumer quota increased in the year by 32 basis points and, at the same time, promotional expenses gained more efficiency. This underlines the advantage of the differential alliances with LAN, T4F and Popart, which offer the client a wide variety of benefits in travel, shows, etc.

Seasonal campaigns continued in place, providing several discounts and benefits to our customers. “Discount days”, already a tradition, were staged at Unicenter shopping and other commercial centers, apart from summer campaigns at the main tourist centers on the Argentine coastline, and Winter campaigns at Cerro Catedral, in San Carlos de Bariloche, the country’s main skiing center.

Francés GO continued to be an important tool for promoting consumption through the announcement of special discounts for the segment of subscribed clients. There was also a migration of its administration platform in order to achieve greater flexibility and efficiency.

BBVA Francés, as sponsor of Argentina’s most important soccer clubs, Boca Juniors and River Plate, accompanies its clients in promoting soccer as one of the greatest Argentine passions.

-	Managed resources

BBVA Francés continued to offer various investment alternatives:

▪	Fixed-term deposits

▪	Corporate Bonds, and

▪	Mutual Funds.

Fixed-term deposits may be made through different channels on Francés Net, by telephone or at any offices of the network, from a minimum amount of Ps.1,000. During the year several actions were made in order to promote the product, mainly by converging the message that a fixed term deposit in BBVA Francés is the simpler and fastest investment compared to other options available in the market.

The LANPASS Advanced Fixed-term Deposit continued to stand out as an innovative product and an excellent alternative for clients to be able to use in advance the quantity of kilometers needed to travel as desired even without having completed the total of accumulated kilometers.

The most relevant placements of corporate bonds in the year 2013 for the Bank were those of YPF. Additionally, different series of bonds were issued to retail clients, with a one-year term, 19% interest rate and for a minimum amount of Ps.1,000. BBVA Francés was leader in this type of placements.

A significant role was also played by the Bank in issuances made by front-line companies such as BBVA Francés, Arcor, Molinos, Rombo, Pan American Energy, Petroquímica Comodoro Rivadavia, etc. These placements allowed the clients to participate by applying on-line through Francés Net, by phone through Francés Inversiones, and personally at the branches.

During 2013 we continued to promoting the offer of FBA mutual funds, oriented to retail and institutional investors and comprising all possible profiles resulting from a profit-risk relationship. It is important to underline that a well-defined investment style has been developed, based on risk management and the search for sustained yields on the medium and long term.

-	Payroll management

In view of the significance of payroll management for the Bank, an inter-directional working forum was established for dealing with critical issues of the product and its development through different management channels, both from the point of view of employers and employees.

Training courses were conducted for executives, at product and commercial tool level, and we also worked on the development of new instruments for the management of agreements, which will provide greater efficiency and celerity from a client standpoint.

The first quarter of 2013 was a complex period due to the migration of crediting transactions of public bodies to the Banco de la Nación Argentina, a process which started late in the previous year.

In 2014, payrolls are expected to be one of the main components of the transactional business. In this connection, apart from a strategy based on attracting PYMEs, companies and corporations, the entity will provide an offer cut-to-measure for the employer and its employees, so as to facilitate the decision to migrate to this service.

-	Related Products:

Insurance

The Bank continued to manage the sale of insurance through all its available channels: Telemarketing, Offices network, Francés Net and others.

Among the most significant advances of the year, the following stand out:

▪	Upgrade of the Life and Personal Accidents insurance portfolio.

▪	Adjustment of the insured amounts to the present context in the different sections.

▪	Continuity of campaigns to attract new clients.

▪	Focus on cross-sell through Televentas.

▪	Increased offer of products through the ATM channel.

These initiatives managed to improve our income from insurance by approximately 30% in the year.

Development of channels:

Electronic banking continued to consolidate itself as a priority tool of BBVA Francés.

Automated means were the most important component of the Plan for the Migration of transactions, together with the cooperation of hostesses at the branches to instruct and help the clients in this process of change. At present we maintain a staff of 129 hostesses providing service at 113 branches.

As of December 2013, estimates were that 88.6% of the transactions of cash deposits, check deposits and cash withdrawals were conducted by alternative channels and only 11.4% by teller..

ATMs, devices and new technologies:

During the year 2013 we continued with the plan to renew the ATMs and exclusive terminals network, improving the levels of availability for all clients. Furthermore, we continued to expand the “Plus” units of equipment for the recognition of banknotes, which make it possible to carry out deposits without an envelope with and without Visa Debit Card in own or third parties’ accounts, with immediate crediting and 24-hour availability. A total of 147 units are already installed in 109 of our branches.

We also implemented a series of projects, providing the branches with tools and technology to optimize management, attention times and reduce transactional costs.

Among these advances we can mention the optimization of the operation of the 38 queue managers with the functionality of identifying clients, the creation of new priority algorithms and the pre-queue system, now in its pilot stage, to be expanded in 2014. We can also mention the teller announcers at all branches and the expansion of such equipment to the commercial platform and the addition 254 Francés Express units.

New devices were also installed to optimize teller times by accelerating money counting with units that recognize counterfeit notes. We are planning to have at least one unit for every two tellers by December of 2014. More than 300 of these units are installed at present, covering 98% of the retail branches.

New Self-service terminals:

We are making progress in the implementation of new self-service terminals which permit effecting cash and check deposits and paying credit cards without the use of envelopes and with immediate crediting. These were installed at 14 branches in 2013.

The entity has 43 new units and at least another 300 are expected to be installed in 2014 as a fundamental support for the teller operations.

These strategic advances result in an increase of the operating capacity, since they reduce processing tasks for the release of transactions and will provide greater time availability in the reception of transactions by these automatic means.

In 2014 we will reinforce the plan for deriving transactions to self-service channels and will incorporate new technology and functionalities to them, so as to give our clients the best options of attention.

Servicing objectives, marketing and metrics:

In line with the strategic plan, we also continue with the measuring of specific servicing goals on the retail network.

On the other hand, we continue working on marketing actions in the field of servicing by means of training campaigns, e-mail actions, communications on the web and on Francés Net, among others.

Internet banking:

With respect to Francés Net, during 2013 a series of adjustments were made to facilitate operations by the client, improving services with:

▪	Contracting of custody accounts.

▪	Contracting of additional credit cards.

▪	Automatic debit for Mastercard holders.

▪	Creation of investor’s profile.

▪	Pre-approved offer of products.

The channel also continued its expansion and achieved:

▪	An estimated volume of Ps.17,702 million (accumulated as of November 2013), more than Ps.5,400 higher than the previous year.

▪	636,000 active clients, representing a 11% growth for the year.

▪	178.6 million transactions (accumulated as of October 2013) representing some 10% increase over the same period of the preceding year.

Mobile Banking:

BBVA Francés mobile was created for devices such as BlackBerry, iPhone and Android, a tool which permits operating with the entity in a simple, fast and secure manner through smartphones.

This new technological development permits the following transactions:

▪	Inquiries: global position, products (accounts, cards, fixed term deposits, custody accounts, loans), movements (accounts and cards).

▪	Transfers.

▪	Management of keys.

▪	Localization of ATMs and branches (available only on iPhone and Android).

Transactional Mobile Banking, a new development which maintains BBVA Francés well ahead in innovation and technology.

Francés Line:

Francés Line continues to be one of the main alternative channels for customer service. Until October 2013 approximately 6.5 million calls were received and nearly 7.8 million transactions were executed.

Business Trends by area

-	Retail

At the end of 2013, retail banking recorded a volume of transactions representing more than Ps.47.016,9 billion, including investment funds. During the year, credit investment grew by 41.8%, until Ps.17.499 billion. The loans granted to PYMEs according to BCRA regulations on credit lines for productive investment had an outstanding performance in the year.

The clients’ resources increased by 22% to an approximate total of Ps.28.668 billion. Time deposits increased by 25%, while sight deposits had a 17% increase. The growth in lower time deposits (< Ps.1 million)  was 23.5%, higher than the system’s average  growth, and the portfolio reached a total of more than Ps.8.8 billion. The year witnessed a number of campaigns directed to the clients, focused on its simplicity and availability through the available channels. These campaigns were reinforced by the plan of training and updating plan that our executives receive through the Bank’s equity services area in order to give greater value added to client attention.

During 2013, the Bank has worked on the main lines of action:

▪	Plan for the renovation of branches to give them more amplitude and comfort, thus contributing to the satisfaction of clients and network equipment.

▪
Development and implementation of the Business Management Space Project throughout the branches network, to create an insulated and exclusive environment equipped for conducting proactive business transactions by the commercial managers, thus achieving an improvement in the productivity of effective contacts and sales.

▪
Development of the Project to merge the Commercial Systems and MIRAS (regional incentive model for south America) tools within the applicable Commercial Scenarios, for the purpose of substantially reducing operation times. This is currently on a pilot stage.

▪
The credit lines for productive investment destined for PYMEs recorded a very good level of placements in the year, showing growth of 42% in ordinary margins, 33% in volume of deposits and 24% in payrolls. In addition, this resulted in the incorporation of 110 new clients.

An appropriate planning of commercial campaigns was another remarkable achievement of the Bank for the year. Its main purpose was to accelerate organic growth by carrying out optimizing strategies in order to increase the clients’ cross-sell. A commercial planning circuit was established which considered the goals of each campaign and the best management channel to contact the higher-value client with the right offer at the right time.

During 2013 more than 300 commercial actions were carried out through the sending of more than 28 million e-mails and 3 million pieces by regular mail.

The sales so generated by campaigns now exceed 50% of the average total for a month. This marks a tendency and gives us the opportunity to be competitive and get to know the clients better every day.

-	Middle Market

The Bank consolidated a highly professional structure, based on two main pillars: closeness to the client and specialized advice. In line with this we opened the Agro and Institutional branch in Rosario, which will contribute to improve the attention of clients in both the agricultural and institutional sectors by providing expert advice which is badly needed in the region.

 With a base of more than 18,700 clients (9% more than in 2012) distributed in the Companies, Agro and Institutional segments, BBVA Francés is an important point of reference in the system.

The active portfolio of the Corporate Banking segment exceeded Ps.11.0 billion, representing a 28% growth in the year-over-year variation. The management of the line of financing with credits for productive activities under the BCRA regulations and mainly focused on investment projects achieved the targeted objectives: Ps.1,760 billion in the placement of loans and leasing during 2013.

As for the rest of products, leasing achieved a substantial 60% growth in the year, maintaining its leadership in market participation. The use of the Agro card was practically doubled in the same period, asserting it as the financing instrument for the agricultural segment.

Through the implementation of the new tool “online assets quoting ”, which permitted to achieve a more orderly and efficient pricing policy a spread differential took form in a market scenario with rates permanently on the rise. This generated an improvement in the profitability of checks, overdrafts, foreign trade and loans with interest at due date, which compensated for the lower yield of loans to productive investment.

On the other hand, the managed resources had a 30% growth, reaching a volume of Ps.9,500 billion at year end. It was a challenge and a priority for the Bank to increase the generation of sight deposits so as to optimize the funding mix and they increased by 29%.

This was achieved through the development of a Transactional Plan, an action which involves an active management of a variety of products, such as payments to suppliers, collection account, member businesses, direct debit and commercial cards, and which contributed to an improvement of the financial margin.

The growth of the active portfolio took place in a context of selected quality clients. The Bank’s non-performing portfolio index level was 0.47% at December 2013.

The evolution of commissions also constituted an important component of the management. The income generated by services reached Ps.286 million, representing a 28% increase in the year.

The model of attention to companies was especially focused on the use of management tools. The “Integral Companies Platform” permits inquiring a client’s complete information at a single location, planning the working day of the business officer, checking out the alerts for expiration, diagramming commercial actions and exporting information on spreadsheets, among other things.

For 2014, which is expected to be a complex scenario, the Bank is getting ready to try to convert the new market regulations into opportunities, both for purposes of client fidelity and profitability by means of linking and ease of transactions. Having a specific segmentation for PYMEs, Companies, Agricultural sector and Institutions is basic in order to take advantage of all the potential relationship between clients and specialized officers.

All of this, results and is expected to result in the future in a better market positioning for the Bank, focused on permanently exceeding the attention and service quality levels, both as regarding the products and the internal processes.

-	Corporate & Investment Banking (“C&IB”)

The Bank’s Corporate & Investment Banking remained with an outstanding performance both in the credit business and in the transactional banking services.

In this context, the Bank continued with its policy of client financing and fidelity based on an assortment of non-credit products to satisfy their requirements.

The portfolio of profitable investment increased by 12% over the past year to Ps.9,944 billion. During the year, loans were granted to clients for financing investment for an amount of Ps.680 million, thus complying with the quota portion as set forth in the applicable BCRA regulation.

Meanwhile, the clients’ resources reached a balance of Ps.8,993 billion as of the year end, more than 43% higher than the previous year, maintaining the volume of transactional balances, which, in turn, indicates a strong evolution of the business as a whole.

As for the transactional products, these continue to be one of the Bank’s main priorities. The strengthening of the relationship with the clients and the offering of an assortment of products and services adapted to the needs was reflected in an increase of 38% in the volume collected and of 26% in received commissions.

In Global Markets, corporate debt issuances continued to grow, maintaining a position of leadership in the segment with a total of 24 issues, 41.12% more than in 2012. As a result of such growth, 25 derivatives transactions were generated by restructuring, involving coverage of interest rate risks for the clients.

The Bank continued during 2013 to hold the leadership position in market quota both in terms of loans to the private sector and in terms of clients’ resources, with increases in transactional businesses, cross-selling and commercial relationship. This is proof of a rigorous, coordinated management scheme between C&IB, the local bank, global management and the companies.

 Asset Management

The year has been particularly encouraging for the Asset Management area, due to certain regulatory changes that have started a process of profound transformation in this sector. In particular, Law Nr. 26,831, “Capital Market Law”, was the main driver of these changes.

The “Capital Markets Law” was issued on December 26, 2012, and was further developed by the CNV by Resolution Nr. 622/2013 dated September 5, 2013. According to section 47 of the Capital Market Law, all agents acting in the different markets, must have the prior approval and registration of the CNV. On December 17, 2013 BBVA Banco Francés and Francés Valores initiated their registration as settlement and integral compensation Agents.

The Capital Market Law has clear and specific goals, such as (i) promoting the involvement in the capital markets of small investors, trade unions, associations and chambers of commerce, professional organizations and all public savings institutions; (ii) strengthening protection mechanisms and prevention of abuses against small investors; (iii) to promote access to capital markets of medium-sized companies; and (iv) promoting the creation of a federally integrated capital market and simplifying trading settlement for users.

The management of resources is expected to be favored by the wide variety of administrators that will be able to provide management and advice services in financial matters. Asset Management enjoys recognition for a long history which gives it a position of privilege, with the challenge of facing the tests imposed by the new reality. In this connection, we have been working on the definition of a new business model which may allow us to offer, on the basis of technological development, a greater number of products to cover a wider range of clients’ profiles.

Mutual Funds

The mutual funds industry in Argentina showed a significant increase in the number of managed funds during 2013. According to provisional data prepared by the Argentine Chamber of Mutual funds (CAFCI), at the end of 2013 the industry had managed funds amounting to Ps.72,884.3 billion, Ps.27,745 billion (6l.5%) higher than the level at December of 2012.

Such equity increase was leaded by the market funds segment which totaled Ps.49,454.6 billion at the end of the year, Ps.21,387.5 billion or 76,2% more than the previous year.

Within this category the equity hike in the fixed-income funds stood out, which amounted to Ps.13,777.7 billion, a 67.8% increase, to reach a total of Ps.34,101.9 billion. Also positive was the performance of the mixed-income funds, which increased by

Ps.6,821.7 billion (107.8%). The fixed-term deposit segment, on the other hand, totaled equity of Ps.23,429.7 billion at the end of the year, an increase of Ps.6,357.5 billion or 37.2%.

At December 31, 2013, the managed equity amounted Ps.2,386.5 billion, representing an increase of Ps.81.6 million (3,5%) over the previous year with a 3.3% participation in the market of Mutual Investment Funds.

In the fixed-term funds category, FBA Renta Pesos ended the year with an equity of Ps.1,460.3 billion, showing a decrease of Ps.37.4 million or 2.5% compared to the previous year.

Regarding the market funds, the Bank’s managed equity increased by Ps.119.1 million, or 14.8% during the period. These funds ended the year with a managed total of Ps.926.3 million and a market participation of 1.9% in this category.

Among the market funds managed by the Bank, the following funds showed, the best equity improvements: FBA Ahorro Pesos, which increased its equity by Ps.97.4 million (21.9%) to a total of Ps.541.7 million; FBA Calificado which increased by Ps.43.5 million (52.4%) to Ps.126.5 million at the end of the year; FBA Acciones Latinoamericanas, whose equity increased by Ps.17.5 million (72.5%) to Ps.41.6 million; and FBA Horizonte (52.6%), which increased by Ps.16.3 million to Ps.47.3 million at the end of the year.

On the other hand, the commissions generated by the Bank amounted to Ps.21.8 million, a 6.2% increase over those of the previous year. Based on their origin, those generated by the Fixed Term Fund amounted to 32.5% of the total, a share very similar to that of the previous year. Also the commissions generated by the FBA Ahorro Pesos fund stood out, as they represented more than 28% of the total.

As of December 31, 2013, our mutual funds had the following equity volumes:

Name of Mutual Fund	Thousands of Pesos
FBA Acciones Globales (*)	47,620
FBA Total	20,817
FBA Renta (*)	20,537
FBA Renta Pesos	1,460,275
FBA Renta Dólares (*)	5,971
FBA Bonos Latinoamericanos	26,211
FBA Calificado	126,513
FBA International	4,558
FBA Ahorro Dólares (*)	14,092
FBA Renta Fija (*)	14,373
FBA Ahorro Pesos	541,736
FBA Renta Premium (*)	8,866
FBA Horizonte	47,322
FBA Renta Corto Plazo (*)	316
FBA Acciones Latinoamericanas	41,623
FBA Bonos Argentina	5,096
FBA Acciones Argentinas	468
FBA Bonos Globales	117
Total	2,386,511

Source: see Note 13.2. to our Consolidated Financial Statements.
(*)
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo on August 30, 2013 and of FBA Acciones Globales and FBA Renta on September 2, 2013.

Portfolio Management

As in previous years, the Company will pay special attention to the evolution of the international economic and financial situation, the behavior of the money market and the performance of the price for crude oil and other commodities. Regarding the domestic context, monitoring will be focused on the levels of activity, inflation and public spending.

For 2014, we expect a local context characterized by the improvement of economic growth levels, where the mutual funds constitute an efficient alternative for different types of investors, so that this industries’ evolution maintains favorable prospects.

In such scenario, the Company will continue to work in favor of expanding the offer of products and contributing to a better risk management by the quotaholders

Insurance

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

The following table shows assets and income derived from the business areas described above for the fiscal years ended December 31, 2013, 2012 and 2011:

	As of December 31, 2013
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Francés.(4)	PSA Finance S.A.	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for doubtful loans	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (2)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (3)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
(Loss)/Gain on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income	1,750,650	274,295	2,024,945	(701)	2,024,244
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15. to the Consolidated Financial Statements.

	As of December 31, 2012
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Francés.(4)	PSA Finance S.A.	Total

Total assets	42,761,978	1,916,525	44,678,503	106,076	44,784,579
Financial income	5,423,751	281,442	5,705,193	9,728	5,714,921
Service charge income and other income	2,735,119	197,682	2,932,801	5,400	2,938,201
Total income (1)	8,158,870	479,124	8,637,994	15,128	8,653,122
Financial expenses	(1,955,017)	(106,114)	(2,061,131)	3,260	(2,057,871)
Allowances for doubtful loans	(242,753)	(13,506)	(256,259)	—	(256,259)
Operating expenses	(3,014,278)	(25,453)	(3,039,731)	(21,977)	(3,061,708)
Other expenses (2)	(1,896,026)	(81,333)	(1,977,359)	(51)	(1,977,410)
Total expenses (3)	(7,108,074)	(226,406)	(7,334,480)	(18,768)	(7,353,248)
(Loss)/Gain on minority interest in subsidiaries	(84)	(37,790)	(37,874)	1,679	(36,195)
Total net income	1,050,712	214,928	1,265,640	(1,961)	1,263,679
Includes: financial income, service charge income and other income.
(1)	Includes: service charge expense, other expense and income tax.
(2)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(3)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(4)	See Note 15. to the Consolidated Financial Statements.

	As of December 31, 2011
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Francés.(4)	PSA Finance S.A.	Total

Total assets	37,640,829	1,329,244	38,970,073	35,572	39,005,645
Financial income	3,412,422	152,608	3,565,030	249,655	3,814,685
Service charge income and other income	2,078,461	129,350	2,207,811	78,537	2,286,348
Total income (1)	5,490,883	281,958	5,772,841	328,192	6,101,033
Financial expenses	(1,300,279)	(55,419)	(1,355,698)	10,295	(1,345,403)
Allowances for doubtful loans	(122,066)	(10,597)	(132,663)	—	(132,663)
Operating expenses	(2,263,288)	(16,212)	(2,279,500)	(63,700)	(2,343,200)
Other expenses (2)	(1,006,203)	(58,661)	(1,064,864)	(200,864)	(1,265,728)
Total expenses (3)	(4,691,836)	(140,889)	(4,832,725)	(254,269)	(5,086,994)
(Loss)/Gain on minority interest in subsidiaries	24,691	(17,908)	6,783	(15,245)	(8,462)
Total net income	823,738	123,161	946,899	58,678	1,005,577
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Notes 1.4. and 15. to the Consolidated Financial Statements.

C. ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2013, BBVA owned approximately 76% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria and Banco Bilbao Vizcaya, S.A., formerly Spanish retail banking, asset management and insurance providers, into Banco Bilbao Vizcaya Argentaria, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2013, BBVA, through its subsidiaries, has a presence in 9 Latin American countries, United States, Mexico, China, several countries throughout Europe and Turkey.

BBVA is a global financial group, organized in five geographical business areas: (i) Spain and Portugal, (ii) Mexico, (iii) South America, (iv) the United States and (v) Eurasia. In addition to these geographical business areas, BBVA have a separate “Corporate Activities” area. This area handles our general management functions. The benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and affiliates of BBVA Francés

We conduct our securities trading operations on the BCBA through our brokerage affiliate, BBVA Francés Valores  S.A.

Rombo is the main financial company for the concessionaries of Renault, a brand which achieved a significant growth in its market share, growing from 13% in 2011 to 15% in 2012, and to 15.4% in 2013 and allowing it to raise from the third to the second position.

The participation rate of Rombo continued to grow compared to the previous year (25.5% growth in 2013 against 25.1% growth  in 2012), reflecting an adaptation of the commercial policy and a greater inclination of its clients to resort to financing in  view of the low rate levels which prevailed during most of the year.

With the financing of 35,936 new vehicles and 5,587 second-hand vehicles, Rombo registered 41,523 new credits, 21% above the previous year.

The aggregate amount of pledge credits, leasing and factoring amounted to Ps.2,999 million in 2013, compared to  Ps.1.998 in 2012, representing a 50% increase.

In the last quarter of the year the factoring tool was developed, which made it possible to provide financing to the network of agents through Rombo.

The indicators that measure risk and portfolio quality have remained at low values as compared to those of the company’s history. The level of non-performing loans varied from 1.8% in December 2012 to 1.9% at the close of 2013.

As for the financing, six series of corporate bonds were issued during the year for a total of Ps.504 million, with a total balance of such bonds of Ps.736 million at the end of the year. The total amount for the program continued to be Ps.1,000 million, rated as “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo (previously known as Fitch Argentina Calificadora de Riesgo S.A and as “raBB+“ by Standard & Poor’s.

The result before taxes of Rombo amounted to Ps.213.4 million, 46% higher than the previous year.

The shares of PSA Finance are divided in equal parts between BBVA Francés S.A. and Banque PSA Finance, a company linked to the group of PSA Peugeot Citroën S.A. with headquarters in France.

PSA Finance’s main business is focused on the granting of pledge loans for the purchase of new Peugeot and Citroën vehicles, and the purchase of cars of the said brands by leasing. It also offers financing to purchase second-hand cars (for clients proposed by the official concessionaries networks), as well as other financial products and services linked to the purchase, maintenance and insurance of vehicles.

The motor car industry closed the year with a total of 917,920 vehicle licenses, 13.8% more than in 2012.

During 2013, the Peugeot and Citroën trademarks increased their market share from 13.8% to 15.3%.

PSA Finance has accompanied this process achieving in turn a penetration of 25.1% in vehicles licensed or both trademarks (measured on the basis of financing for brand-new cars). Translated into number of contracts, the company financed 39,915 pledge credits for new cars, used cars and vehicles granted by leasing for the equivalent of Ps.2.015 billion. As at December 31, 2013, the company ended the year with an 82,561 client portfolio valued at Ps.2.618 billion, a figure representing approximately 36% growth over the previous year.

As for the products offered, during 2013 the strategy of working in conjunction with the Peugeot and Citroën trademarks was maintained, especially in connection with the launching of exclusive and differential financial products. This has helped to obtain a new record in the number of loans granted by PSA Finance, with a 26% increase above the previous year.

It was also possible to maintain a dynamic and competitive offer of products, thanks to a permanent commercial work with the concessionaries network. Proof of this is the fact that 100% of concessionaries of the Peugeot Citroën commercial network have continued working with PSA Finance, as a result of which 89% of the financing of cars sold by the network were financed through PSA Finance. This fidelity factor is one of the most important pillars in the development and growth of the company’s portfolio.

Throughout the year, the company has maintained its proactive policy in favor of developing its financing structure and its capacity of anticipation so as to financially consolidate the growth in the volume of business over the past few years. During 2013, PSA Finance has made decisions and executed actions which allowed it to finance and create the bases required for consolidating its growth. These are detailed below:

▪
In the first place, during 2013 the company issued for the first time in a single year four issuances of corporate bonds in the months of February, May, July and October. PSA Finance successfully completed such issuances and obtained a total amount of Ps.528 million, which was 79.9% higher than the best performance it had recorded until the start of the year. Among such issuances stands out the one made in July, when Ps.150 million were issued and offers were received for Ps.213 million.

▪
On the other hand, the continuity in 2013 of actions started the previous year to promote the capture of corporate term deposits allowed the organization to increase by 41% its balance on stock at the close of the year, to a total of Ps.43.8 million.

In 2013 a second syndicated loan was also negotiated by PSA Finance for Ps.65 million. Furthermore, and even if BBVA Francés continues to be the main financing source for the company, another outstanding action in 2013 was an increase of the lines with other Banks amounting to approximately Ps.693 million, representing a 47% growth over the balance at the beginning of the year.

As a result of the great work performed, the net result of PSA Finance amounted to Ps.109.8 million, showing a 45% increase over 2012.

The scenario foreseen for 2014 is similar to that for 2013, which would permit a growth of about 20% in the portfolio. However, many question marks appear, such as the availability of products, the impact of the tax burden on luxury cars and, in a financial context, the evolution of rate levels.

Beyond the above, the company will continue to offer a dynamic offer of financial products and services and, in the operative context, a permanent variety of improvements to make the management as efficient as possible.

The following chart reflects our subsidiaries as of December 31, 2013:

(1) Undergoing liquidation proceedings.

The following information is related to our subsidiaries and affiliates as of December 31, 2013:

		BBVA Francés		Stockholders’
	Country of	Ownership		Equity
	Incorporation/	and Voting Power		(in millions of
Subsidiary or Affiliates Company	Residence	(in percentages)	Principal Activity	pesos) (2) (3)
BBVA Francés Asset Management S.A.(1)	Argentina	95.00%	Investment fund manager	72.6
BBVA Francés Valores S.A. (1)	Argentina	97.00%	Stock exchange brokerage	18.5
Consolidar AFJP S.A. (undergoing liquidation proceedings) (1)	Argentina	53.89%	Pension fund manager	15.3
PSA Finance Argentina Cía. Financiera S.A. (1)	Argentina	50.00%	Financial institution	329.3
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	376.0
BBVA Consolidar Seguros S.A. (1)	Argentina	12.22%	Insurance	239.1

(1)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2013.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.

Grupo Consolidar

Grupo Consolidar consists of Consolidar AFJP S.A. (under liquidation proceedings) and BBVA Consolidar Seguros S.A., in which BBVA Francés has participations of 53.89% and 12.22%, respectively.

Consolidar AFJP S.A. (undergoing liquidation proceedings)

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425 was enacted on December 4, 2008. It abolished the capitalization system that was part of the Integrated Pension and Retirement System (Sistema Integrado de Jubilaciones y Pensiones) which was merged into and substituted by a single public distribution system called SIPA (Sistema Integrado Previsional Argentino, i.e. Argentine Integrated Pension System). As a consequence, Consolidar AFJP S.A. no longer managed the resources in the individual capitalization accounts of its members, who were the beneficiaries of the Argentine Integrated Pension System. These funds were transferred to the Sustainability Guarantee Fund of the SIPA in the same amounts as they were invested, and the Argentine Social Security Administration (ANSES) became the only and single holder of its assets and rights.

On October 29, 2009 ANSES issued Resolution Nr. 290/2009 granting pension and retirement fund managers the possibility of converting their corporate purpose to manage funds of voluntary contributions and deposits of the members in their respective capitalization accounts. Companies had 30 business days to express their interest in doing so.

In view of all of the above, on December 28, 2009, and bearing in mind that it was not possible for Consolidar AFJP S.A. to continue with the corporate purpose for which it had been created, the company held a unanimous special shareholders meeting. The resolution of this meeting was to dissolve and subsequently wind-up the company as of December 31, 2009. Under the understanding that this was the best alternative to preserve in the best possible way the creditors and shareholders interests. At the same time, and in accordance with the terms of the Argentine Corporate Law, the shareholders’ meeting resolved to appoint the accountants Messrs. Gabriel Orden and Rubén Lamandia to liquidate Consolidar AFJP S.A. These accountants are the legal representatives of the company since December 31, 2009 and are working in order to wind it up. As of this date, they are taking all necessary steps to liquidate Consolidar AFJP S.A.

On 28 January 2010, the dissolution of Consolidar AFJP S.A. (undergoing liquidation proceedings) was registered with the IGJ (Office of Corporate Oversight)1 as well as the names of the appointed liquidators.

Consolidar AFJP S.A. (undergoing liquidation proceedings) general and special shareholders’ meeting approved a voluntary reduction of the corporate capital by Ps.75 million on October 19, 2009, which was approved by the Office of Corporations on January 11, 2010. Subsequently, on January 19, 2010 all capital contributions were returned to the shareholders, in accordance with the above mentioned capital reduction.

1 The Office of Corporate Oversight is part of the Argentine Department of Justice and Human Rights. Its main functions involve the registry and supervision of commercial companies, foreign companies, civil associations and civil foundations, established in Ciudad Autónoma de Buenos Aires.

BBVA Francés, in its capacity as shareholder, requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finances (Ministerio de Economía y Finanzas Públicas de la Nación) and the Argentine Social Security Administration (Administración Nacional de la Seguridad Social). This was done in accordance with the terms of Law Nr. 26,425 in order to find solutions to the consequences of the effects of the implementation of the Law. This request was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed a claim for damages against the Federal Government and the Ministry of Labor, Employment and Social Security at the Contentious-Administrative Federal Court number 4, Secretariat number 7, under case number 40,437/2010. The claim was ratified by BBVA Francés as controlling shareholder of the company. On July 15, 2011 Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed an additional motion to determine the amount of damages. On March 9, 2012, the Court ordered the service of process to the National State.

Additionally, on April 12, 2011, the Argentine Supreme Court confirmed the ruling of the Court of Appeals in Contentious-Administrative Matters in favor of Consolidar AFJP S.A. (undergoing liquidation proceedings) of the Court of Appeals in Contentious-Administrative Matters in connection with a recovery claim filed against the Argentine Federal Tax Agency for the excess amounts paid as income tax (Ps.12.5 million) for the 2002 fiscal year, as a consequence of the absence of tax adjustment for inflation. As Consolidar AFJP S.A (undergoing liquidation proceedings) is in the process of winding-up, in order to benefit from an early collection of funds resulting from such legal decision, on June 29, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) assigned to BBVA Francés for valuable consideration all its rights under the above mentioned legal proceedings.

On August 23, 2011, the National Supreme Court confirmed the ruling in favor of the company in the lawsuit “Consolidar AFJP S.A. c/ EN – PEN – s/ proceso de conocimiento”, recognizing the company’s rights to all sums paid as collection rates under Decree Nr. 863/98 between August 1998 and November 2000 plus interest.

On the case “Consolidar AFJP SA c/ Estado Nacional- Min. de Trabajo- ANSES ( Ley 26,425) s/Daños y Perjuicios”, on May 13, 2013, the judge in charge ordered the commencement of the trial stage. The company collected witness, documentary and expert evidence and on May 28, 2013 it accompanied the examinations and the statements of its witnesses.

BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros operates in: fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life and other insurance risks.

During 2013, it has achieved a level of issued premiums of Ps.768 million, which represents a growth of 36% in respect of the previous year. This increase confirms the strategy that combines an ample variety of products with multiple channels of distribution and attention, all of which are based on segmentation of its clients’ needs. Total claims paid out Ps.126 million an increase of 16% over its issued premiums. The annual result after tax was Ps.76 million, and it represents a return on net equity at year closing of 31%.

Within the framework of the “Plan Estratégico Nacional de Seguros” (PLANES), and by Resolution SSN 37,163 dated October 22, 2012, the general regulations for the insurance activity were amended for the purpose of redirecting an important part of the insurance companies’ investments to the productive sector of the Argentine economy. The new clause k of clause 35.8.1 of the Regulations for the insurance activity established a range of percentages on the total investments, excluding real property, which the companies must assign to certain productive investments.

On January 17, 2013 the National Insurance Superintendence issued Resolution Nr. 37,358 which became effective on January 24, 2013, introducing modifications to the determination of computable capital and the normalization plan in order to cover the deficit of minimum capital required to entities, if applicable. The main change affects the term proposed for absorbing the deficit, which cannot exceed the closing date of the fiscal year or immediately following period.

For 2014, the plan for BBVA Consolidar Seguros will be to continue with the growth of its main lines of business, in particular collective live insurance, personal accidents and family integral and combined, based on an offer of products to satisfy in a differential manner the needs of its main clients.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2013.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A. (1)	Argentina	8.64%	Clearing house	3.1
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	116.3
Argencontrol S.A. (2)	Argentina	7.77%	Agent mandatory	1.2
Sedesa S.A. (1)	Argentina	9.52%	Deposit guarantee fund	1.0
Banelco S.A. (3)	Argentina	10.91%	Nationwide ATM network & credit card administration	79.3
Visa Argentina S.A. (4)	Argentina	10.48%	Credit card issuer	265.1

(1)	Total Stockholders’ Equity as of December 31, 2012.
(2)	Total Stockholders’ Equity as of December 31, 2011.
(3)	Total Stockholders’ Equity as of November 30, 2013.
(4)	Total Stockholders’ Equity as of May 31, 2013.

D.PROPERTY, PLANTS AND EQUIPMENT

BBVA Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2013, our branch network consisted of 245 branches, of which 111 were located in properties that we own and 134 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2013, 2012 and 2011.

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	4,259,330	439,174	(3.84)%	5,733,710	775,808	0.40%	5,910,088	585,291	(2.45)%
Dollars	231,056	58,219	44.66%	114	83	74.41%	164,044	714	(3.51)%
Total	4,490,386	497,393	(1.34)%	5,733,824	775,891	0.40%	6,074,132	586,005	(2.48)%
Loans (4)
Private Sector
Pesos	30,347,126	6,263,679	5.16%	21,784,022	4,258,681	5.72%	15,665,675	2,634,984	3.69%
Dollars	1,797,921	72,599	20.21%	2,994,902	135,684	5.63%	3,417,049	73,626	(1.86)%
Total	32,145,047	6,336,278	6.01%	24,778,924	4,394,365	5.71%	19,082,724	2,708,610	2.70%
Public Sector
Pesos	784,655	4,982	(12.27)%	491,604	—	—	929,371	548	(11.19)%
Dollars	588	—	—	4	—	—	—	—	—
Total	785,243	4,982	(12.27)%	491,608	—	—	929,371	548	(11.19)%
Deposits with the Central Bank
Pesos	208,782	—	—	163,946	—	—	127,251	—	—
Dollars	2,946,513	—	—	1,860,749	—	—	2,537,075	—	—
Total	3,155,295	—	—	2,024,695	—	—	2,664,326	—	—
Other assets
Pesos	2,582,950	805,843	14.37%	2,170,203	341,302	2.34%	1,867,995	296,536	2.85%
Dollars	865	(16)	13.45%	1,166	22	2.99%	40,687	2,967	3.08%
Total	2,583,815	805,827	14.37%	2,171,369	341,324	2.34%	1,908,682	299,503	2.86%
Interest-earning assets from continued operations
Pesos	38,182,843	7,513,678	4.33%	30,343,485	5,375,791	4.10%	24,500,380	3,517,359	1.51%
Dollars	4,976,943	130,802	18.59%	4,856,935	135,789	3.88%	6,158,855	77,307	(2.72)%
Total	43,159,786	7,644,480	5.97%	35,200,420	5,511,580	4.07%	30,659,235	3,594,666	0.66%
Interest-earning assets from discontinued operations
Pesos	43,123	12,964	0.01%	69,455	12,696	—	50,588	3,384	(0.01)%
Dollars	1,625	—	(0.01)%	2,284	—	—	7,718	—	—
Total	44,748	12,964	0.01%	71,739	12,696	—	58,306	3,384	(0.01)%
Total interest-earning assets
Pesos	38,225,966	7,526,642	4.34%	30,412,940	5,388,487	4.10%	24,550,968	3,520,743	1.49%
Dollars	4,978,568	130,802	18.58%	4,859,219	135,789	3.88%	6,166,573	77,307	(2.72)%
Total	43,204,534	7,657,444	5.98%	35,272,159	5,524,276	4.07%	30,717,541	3,598,050	0.65%

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	4,983,751	—	—	4,132,461	—	—	3,110,071	—	—
Dollars	392,078	—	—	613,787	—	—	776,237	—	—
Total	5,375,829	—	—	4,746,248	—	—	3,886,308	—	—
Investments in other companies
Pesos	186,104	—	—	137,128	—	—	91,232	—	—
Dollars	1,465	—	—	1,209	—	—	1,095	—	—
Total	187,569	—	—	138,337	—	—	92,327	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	1,042,972	—	—	707,605	—	—	652,799	—	—
Total	1,042,972	—	—	707,605	—	—	652,799	—	—
Allowance for loan losses
Pesos	(992,499)	—	—	(673,167)	—	—	(423,818)	—	—
Dollars	(56,658)	—	—	(67,308)	—	—	(52,569)	—	—
Total	(1,049,157)	—	—	(740,475)	—	—	(476,387)	—	—
Other assets
Pesos	1,230,519	—	—	810,826	—	—	710,741	—	—
Dollars	299,246	—	—	264,328	—	—	284,003	—	—
Total	1,529,765	—	—	1,075,154	—	—	994,744	—	—
Non-interest-earning assets from continued operations
Pesos	6,450,847	—	—	5,114,853	—	—	4,141,025	—	—
Dollars	636,131	—	—	812,016	—	—	1,008,766	—	—
Total	7,086,978	—	—	5,926,869	—	—	5,149,791	—	—
Non-interest-earning assets from discontinued operations
Pesos	34,935	—	—	24,164	—	—	16,140	—	—
Dollars	—	—	—	264	—	—	268	—	—
Total	34,935	—	—	24,428	—	—	16,408	—	—
Total non-interest-earning assets
Pesos	6,485,782	—	—	5,139,017	—	—	4,157,165	—	—
Dollars	636,131	—	—	812,280	—	—	1,009,034	—	—
Total	7,121,913	—	—	5,951,297	—	—	5,166,199	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	44,633,690	—	—	35,458,338	—	—	28,641,405	—	—
Dollars	5,613,074	—	—	5,668,951	—	—	7,167,621	—	—
Total	50,246,764	—	—	41,127,289	—	—	35,809,026	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	78,058	—	—	93,619	—	—	66,728	—	—
Dollars	1,625	—	—	2,548	—	—	7,986	—	—
Total	79,683	—	—	96,167	—	—	74,714	—	—
TOTAL ASSETS
Pesos	44,711,748	—	—	35,551,957	—	—	28,708,133	—	—
Dollars	5,614,699	—	—	5,671,499	—	—	7,175,607	—	—
Total	50,326,447	—	—	41,223,456	—	—	35,883,740	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	7,719,280	13,453	(12.68)%	6,186,969	9,367	(11.43)%	4,784,502	6,767	(11.11)%
Dollars	1,458,765	1,319	15.65%	1,913,643	1,781	1.15%	2,671,586	2,416	(3.84)%
Total	9,178,045	14,772	(8.17)%	8,100,612	11,148	(8.46)%	7,456,088	9,183	(8.51)%
Time deposits
Pesos	15,037,091	2,373,976	0.93%	11,201,224	1,526,358	0.49%	9,010,574	1,058,109	(0.81)%
Dollars	1,131,265	3,295	15.89%	1,460,417	3,842	1.32%	1,918,794	4,666	(3.69)%
Total	16,168,356	2,377,271	1.98%	12,661,641	1,530,200	0.58%	10,929,368	1,062,775	(1.32)%
Borrowings from the Central Bank
Pesos	132,961	6,145	(8.80)%	81,135	2,311	(9.04)%	53,083	558	(10.30)%
Dollars	3,291	—	—	1,702	2	1.19%	2,526	18	(3.26)%
Total	136,252	6,145	(8.59)%	82,837	2,313	(8.83)%	55,609	576	(9.98)%
Borrowings from other financial institutions
Pesos	23,577	308,112	1,126.36%	11,031	215,348	1,714.81%	29,736	38,961	105.06%
Dollars	113,219	3,892	19.52%	501,100	17,881	4.66%	265,254	3,259	(2.75)%
Total	136,796	312,004	210.29%	512,131	233,229	41.50%	294,990	42,220	8.12%
Corporate bonds
Pesos	798,698	57,186	(6.59)%	593,162	54,341	(3.46)%	63,056	11,149	4.46%
Total	798,698	57,186	(6.59)%	593,162	54,341	(3.46)%	63,056	11,149	4.46%
Other liabilities
Pesos	646,203	(87,956)	(24.69)%	357,890	(115,073)	(40.00)%	9,814	19,905	168.81%
Dollars	16,489	—	—	66,303	—	—	108,675	—	—
Total	662,692	(87,956)	(24.08)%	424,193	(115,073)	(33.75)%	118,489	19,905	13.98%
Interest-bearing liabilities from continued operations
Pesos	24,357,810	2,670,916	(3.27)%	18,431,411	1,692,652	(3.44)%	13,950,765	1,135,449	(4.01)%
Dollars	2,723,029	8,506	15.91%	3,943,165	23,506	1.66%	4,966,835	10,359	(3.73)%
Total	27,080,839	2,679,422	(1.34)%	22,374,576	1,716,158	(2.54)%	18,917,600	1,145,808	(3.94)%
Interest-bearing liabilities from discontinued operations
Pesos	(17,152)	2,222	0.02%	(11,923)	5	—	(59,130)	(9,602)	(0.03)%
Total	(17,152)	2,222	0.01%	(11,923)	5	—	(59,130)	(9,602)	(0.03)%
Total interest-bearing liabilities
Pesos	24,340,658	2,673,138	(3.25)%	18,419,488	1,692,657	(3.44)%	13,891,635	1,125,847	(4.04)%
Dollars	2,723,029	8,506	15.91%	3,943,165	23,506	1.66%	4,966,835	10,359	(3.73)%
Total	27,063,687	2,681,644	(1.33)%	22,362,653	1,716,163	(2.54)%	18,858,470	1,136,206	(3.97)%

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	10,348,993	—	—	8,660,998	—	—	6,820,551	—	—
Dollars	846,636	—	—	803,844	—	—	1,017,747	—	—
Total	11,195,629	—	—	9,463,942	—	—	7,838,298	—	—
Other liabilities
Pesos	5,126,499	—	—	4,102,444	—	—	4,764,021	—	—
Dollars	633,047	—	—	701,226	—	—	869,190	—	—
Total	5,759,546	—	—	4,803,670	—	—	5,633,211	—	—
Minority interest
Pesos	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Stockholders’ equity
Pesos	6,210,750	—	—	4,485,101	—	—	3,419,917	—	—
Total	6,210,750	—	—	4,485,101	—	—	3,419,917	—	—
Non–interest bearing liabilities and stockholders’ equity from continued operations
Pesos	21,686,242	—	—	17,247,643	—	—	15,004,489	—	—
Dollars	1,479,683	—	—	1,505,070	—	—	1,886,937	—	—
Total	23,165,925	—	—	18,752,713	—	—	16,891,426	—	—
Non–interest bearing liabilities and stockholders’ equity from discontinued operations
Pesos	96,835	—	—	108,090	—	—	133,845	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	96,835	—	—	108,090	—	—	133,845	—	—
Total non–interest bearing liabilities and stockholders’ equity
Pesos	21,783,077	—	—	17,355,733	—	—	15,138,333	—	—
Dollars	1,479,683	—	—	1,505,070	—	—	1,886,937	—	—
Total	23,262,760	—	—	18,860,803	—	—	17,025,270	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	46,044,052	—	—	35,679,054	—	—	28,955,254	—	—
Dollars	4,202,712	—	—	5,448,235	—	—	6,853,772	—	—
Total	50,246,764	—	—	41,127,289	—	—	35,809,026	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	79,683	—	—	96,167	—	—	74,715	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	79,683	—	—	96,167	—	—	74,715	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	46,123,735	—	—	35,775,221	—	—	29,029,968	—	—
Dollars	4,202,712	—	—	5,448,235	—	—	6,853,772	—	—
Total	50,326,447	—	—	41,223,456	—	—	35,883,740	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2013, 2012 and 2011.

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	4,259,330	439,174	10.31%	5,733,710	775,808	13.53%	5,910,088	585,291	9.90%
Dollars	231,056	58,219	25.20%	114	83	72.59%	164,044	714	0.44%
Total	4,490,386	497,393	11.08%	5,733,824	775,891	13.53%	6,074,132	586,005	9.65%
Loans (4)
Private Sector
Pesos	30,347,126	6,263,679	20.64%	21,784,022	4,258,681	19.55%	15,665,675	2,634,984	16.82%
Dollars	1,797,921	72,599	4.04%	2,994,902	135,684	4.53%	3,417,049	73,626	2.15%
Total	32,145,047	6,336,278	19.71%	24,778,924	4,394,365	17.73%	19,082,724	2,708,610	14.19%
Public Sector
Pesos	784,655	4,982	0.63%	491,604	—	—	929,371	548	0.06%
Dollars	588	—	—	4	—	—
Total	785,243	4,982	0.63%	491,608	—	—	929,371	548	0.06%
Deposits with the Central Bank
Pesos	208,782	—	—	163,946	—	—	127,251	—	—
Dollars	2,946,513	—	—	1,860,749	—	—	2,537,075	—	—
Total	3,155,295	—	—	2,024,695	—	—	2,664,326	—	—
Other assets
Pesos	2,582,950	805,843	31.20%	2,170,203	341,302	15.73%	1,867,995	296,536	15.87%
Dollars	865	(16)	(1.81)%	1,166	22	1.92%	40,687	2,967	7.29%
Total	2,583,815	805,827	31.19%	2,171,369	341,324	15.72%	1,908,682	299,503	15.69%
Interest-earning assets from continued operations
Pesos	38,182,843	7,513,678	19.68%	30,343,485	5,375,791	17.72%	24,500,380	3,517,359	14.36%
Dollars	4,976,943	130,802	2.63%	4,856,935	135,789	2.80%	6,158,855	77,307	1.26%
Total	43,159,786	7,644,480	17.71%	35,200,420	5,511,580	15.66%	30,659,235	3,594,666	11.72%
Interest-earning assets from discontinued operations
Pesos	43,123	12,964	0.01%	69,455	12,696	—	50,588	3,384	(0.02)%
Dollars	1,625	—	—	2,284	—	—	7,718	—	—
Total	44,748	12,964	0.01%	71,739	12,696	—	58,306	3,384	(0.01)%
Total interest-earning assets
Pesos	38,225,966	7,526,642	19.69%	30,412,940	5,388,487	17.72%	24,550,968	3,520,743	14.34%
Dollars	4,978,568	130,802	2.63%	4,859,219	135,789	2.79%	6,166,573	77,307	1.25%
Total	43,204,534	7,657,444	17.72%	35,272,159	5,524,276	15.66%	30,717,541	3,598,050	11.71%

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	4,983,751	—	—	4,132,461	—	—	3,110,071	—	—
Dollars	392,078	—	—	613,787	—	—	776,237	—	—
Total	5,375,829	—	—	4,746,248	—	—	3,886,308	—	—
Investments in other companies
Pesos	186,104	—	—	137,128	—	—	91,232	—	—
Dollars	1,465	—	—	1,209	—	—	1,095	—	—
Total	187,569	—	—	138,337	—	—	92,327	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,042,972	—	—	707,605	—	—	652,799	—	—
Total	1,042,972	—	—	707,605	—	—	652,799	—	—
Allowance for loan losses
Pesos	(992,499)	—	—	(673,167)	—	—	(423,818)	—	—
Dollars	(56,658)	—	—	(67,308)	—	—	(52,569)	—	—
Total	(1,049,157)	—	—	(740,475)	—	—	(476,387)	—	—
Other assets
Pesos	1,230,519	—	—	810,826	—	—	710,741	—	—
Dollars	299,246	—	—	264,328	—	—	284,003	—	—
Total	1,529,765	—	—	1,075,154	—	—	994,744	—	—
Non-interest-earning assets from continued operations
Pesos	6,450,847	—	—	5,114,853	—	—	4,141,025	—	—
Dollars	636,131	—	—	812,016	—	—	1,008,766	—	—
Total	7,086,978	—	—	5,926,869	—	—	5,149,791	—	—
Non-interest-earning assets from discontinued operations
Pesos	34,935	—	—	24,164	—	—	16,140	—	—
Dollars	—	—	—	264	—	—	268	—	—
Total	34,935	—	—	24,428	—	—	16,408	—	—
Total non-interest-earning assets
Pesos	6,485,782	—	—	5,139,017	—	—	4,157,165	—	—
Dollars	636,131	—	—	812,280	—	—	1,009,034	—	—
Total	7,121,913	—	—	5,951,297	—	—	5,166,199	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	44,633,690	—	—	35,458,338	—	—	28,641,405	—	—
Dollars	5,613,074	—	—	5,668,951	—	—	7,167,621	—	—
Total	50,246,764	—	—	41,127,289	—	—	35,809,026	—	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	78,058	—	—	93,619	—	—	66,728	—	—
Dollars	1,625	—	—	2,548	—	—	7,986	—	—
Total	79,683	—	—	96,167	—	—	74,714	—	—
TOTAL ASSETS
Pesos	44,711,748	—	—	35,551,957	—	—	28,708,133	—	—
Dollars	5,614,699	—	—	5,671,499	—	—	7,175,607	—	—
Total	50,326,447	—	—	41,223,456	—	—	35,883,740	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	7,719,280	13,453	0.17%	6,186,969	9,367	0.15%	4,784,502	6,767	0.14%
Dollars	1,458,765	1,319	0.09%	1,913,643	1,781	0.09%	2,671,586	2,416	0.09%
Total	9,178,045	14,772	0.16%	8,100,612	11,148	0.14%	7,456,088	9,183	0.12%
Time deposits
Pesos	15,037,091	2,373,976	15.79%	11,201,224	1,526,358	13.63%	9,010,574	1,058,109	11.74%
Dollars	1,131,265	3,295	0.29%	1,460,417	3,842	0.26%	1,918,794	4,666	0.24%
Total	16,168,356	2,377,271	14.70%	12,661,641	1,530,200	12.09%	10,929,368	1,062,775	9.72%
Borrowings from the Central Bank
Pesos	132,961	6,145	4.62%	81,135	2,311	2.85%	53,083	558	1.05%
Dollars	3,291	—	—	1,702	2	0.13%	2,526	18	0.69%
Total	136,252	6,145	4.51%	82,837	2,313	2.79%	55,609	576	1.04%
Borrowings from other financial institutions
Pesos	23,577	308,112	1,306.83%	11,031	215,348	1,952.12%	29,736	38,961	131.02%
Dollars	113,219	3,892	3.44%	501,100	17,881	3.57%	265,254	3,259	1.23%
Total	136,796	312,004	228.08%	512,131	233,229	45.54%	294,990	42,220	14.31%
Corporate bonds
Pesos	798,698	57,186	7.16%	593,162	54,341	9.16%	63,056	11,149	17.68%
Total	798,698	57,186	7.16%	593,162	54,341	9.16%	63,056	11,149	17.68%
Other liabilities
Pesos	646,203	(87,956)	(13.61)%	357,890	(115,073)	(32.15)%	9,814	19,905	202.84%
Dollars	16,489	—	—	66,303	—	—	108,675	—	—
Total	662,692	(87,956)	(13.27)%	424,193	(115,073)	(27.13)%	118,489	19,905	16.80%
Interest-bearing liabilities from continued operations
Pesos	24,357,810	2,670,916	10.97%	18,431,411	1,692,652	9.18%	13,950,765	1,135,449	8.14%
Dollars	2,723,029	8,506	0.31%	3,943,165	23,506	0.60%	4,966,835	10,359	0.21%
Total	27,080,839	2,679,422	9.89%	22,374,576	1,716,158	7.67%	18,917,600	1,145,808	6.06%
Interest-bearing liabilities from discontinued operations
Pesos	(17,152)	2,222	0.01%	(11,923)	5	(0.01)%	(59,130)	(9,602)	(0.03)%
Total	(17,152)	2,222	0.02%	(11,923)	5	—	(59,130)	(9,602)	(0.03)%
Total interest-bearing liabilities
Pesos	24,340,658	2,673,138	10.98%	18,419,488	1,692,657	9.19%	13,891,635	1,125,847	8.10%
Dollars	2,723,029	8,506	0.31%	3,943,165	23,506	0.60%	4,966,835	10,359	0.21%
Total	27,063,687	2,681,644	9.91%	22,362,653	1,716,163	7.67%	18,858,470	1,136,206	6.02%

	December 31,
	2013			2012			2011
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	10,348,993	—	—	8,660,998	—	—	6,820,551	—	—
Dollars	846,636	—	—	803,844	—	—	1,017,747	—	—
Total	11,195,629	—	—	9,463,942	—	—	7,838,298	—	—
Other liabilities
Pesos	5,126,499	—	—	4,102,444	—	—	4,764,021	—	—
Dollars	633,047	—	—	701,226	—	—	869,190	—	—
Total	5,759,546	—	—	4,803,670	—	—	5,633,211	—	—
Minority interest
Pesos	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Stockholders’ equity
Pesos	6,210,750	—	—	4,485,101	—	—	3,419,917	—	—
Total	6,210,750	—	—	4,485,101	—	—	3,419,917	—	—
Non–interest-bearing liabilities and stockholders’ equity from continued operations
Pesos	21,686,242	—	—	17,247,643	—	—	15,004,489	—	—
Dollars	1,479,683	—	—	1,505,070	—	—	1,886,937	—	—
Total	23,165,925	—	—	18,752,713	—	—	16,891,426	—	—
Non–interest-bearing liabilities and stockholders’ equity from discontinued operations
Pesos	96,835	—	—	108,090	—	—	133,845	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	96,835	—	—	108,090	—	—	133,845	—	—
Total non–interest-bearing liabilities and stockholders’ equity
Pesos	21,783,077	—	—	17,355,733	—	—	15,138,333	—	—
Dollars	1,479,683	—	—	1,505,070	—	—	1,886,937	—	—
Total	23,262,760	—	—	18,860,803	—	—	17,025,270	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	46,044,052	—	—	35,679,054	—	—	28,955,254	—	—
Dollars	4,202,712	—	—	5,448,235	—	—	6,853,772	—	—
Total	50,246,764	—	—	41,127,289	—	—	35,809,026	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	79,683	—	—	96,167	—	—	74,715	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	79,683	—	—	96,167	—	—	74,715	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	46,123,735	—	—	35,775,221	—	—	29,029,968	—	—
Dollars	4,202,712	—	—	5,448,235	—	—	6,853,772	—	—
Total	50,326,447	—	—	41,223,456	—	—	35,883,740	—	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012, for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011 and for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on Government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2013/December 2012 Increase (Decrease) Due to Changes in			December 2012/December 2011 Increase (Decrease) Due to Changes in			December 2011/December 2010 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	(152,022)	(184,612)	(336,634)	(23,864)	214,381	190,517	93,547	(727,324)	(633,777)
Dollars	58,190	(54)	58,136	(118,989)	118,358	(631)	185	(20,867)	(20,682)
Total	(93,832)	(184,666)	(278,498)	(142,853)	332,739	189,886	93,732	(748,191)	(654,459)
Loans
Private sector
Pesos	1,767,433	237,565	2,004,998	1,196,110	427,587	1,623,697	919,286	34,848	954,134
Dollars	(48,333)	(14,752)	(63,085)	(19,125)	81,183	62,058	30,818	(20,969)	9,849
Total	1,719,100	222,813	1,941,913	1,176,985	508,770	1,685,755	950,104	13,879	963,983
Public sector
Pesos	1,861	3,121	4,982	—	(548)	(548)	247	301	548
Total	1,861	3,121	4,982	—	(548)	(548)	247	301	548
Deposits with the Central Bank
Pesos	—	—	—	—	—	—	—	—	—
Dollars	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Other assets
Pesos	128,771	335,770	464,541	47,527	(2,761)	44,766	117,855	58,373	176,228
Dollars	5	(43)	(38)	(758)	(2,187)	(2,945)	(4,811)	5,355	544
Total	128,776	335,727	464,503	46,769	(4,948)	41,821	113,044	63,728	176,772
Interest-earning assets from continued operations
Pesos	1,746,043	391,844	2,137,887	1,219,773	638,659	1,858,432	1,130,935	(633,802)	497,133
Dollars	9,862	(14,849)	(4,987)	(138,872)	197,354	58,482	26,192	(36,481)	(10,289)
Total	1,755,905	376,995	2,132,900	1,080,901	836,013	1,916,914	1,157,127	(670,283)	486,844
Interest-earning assets from discontinued operations
Pesos	(5,416)	5,684	268	2,771	6,541	9,312	(207,972)	(295,697)	(503,669)
Dollars	(571)	571	—	113,119	(113,119)	—	(6,084)	6,084	—
Total	(5,987)	6,255	268	115,890	(106,578)	9,312	(214,056)	(289,613)	(503,669)
Total interest-earning assets
Pesos	1,740,627	397,528	2,138,155	1,222,544	645,200	1,867,744	922,963	(929,499)	(6,536)
Dollars	9,291	(14,278)	(4,987)	(25,753)	84,235	58,482	20,108	(30,397)	(10,289)
Total	1,749,918	383,250	2,133,168	1,196,791	729,435	1,926,226	943,071	(959,896)	(16,825)

	December 2013/December 2012 Increase (Decrease) Due to Changes in			December 2012/December 2011 Increase (Decrease) Due to Changes in			December 2011/December 2010 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,670	1,416	4,086	2,123	477	2,600	1,278	463	1,741
Dollars	(411)	(51)	(462)	(705)	70	(635)	360	419	779
Total	2,259	1,365	3,624	1,418	547	1,965	1,638	882	2,520
Time deposits
Pesos	605,587	242,031	847,618	298,513	169,736	468,249	314,091	132,232	446,323
Dollars	(959)	412	(547)	(1,206)	382	(824)	314	(3,667)	(3,353)
Total	604,628	242,443	847,071	297,307	170,118	467,425	314,405	128,565	442,970
Borrowings from the Central Bank
Pesos	2,396	1,438	3,834	799	954	1,753	225	333	558
Dollars	—	(2)	(2)	(2)	(14)	(16)	4	4	8
Total	2,396	1,436	3,832	797	940	1,737	229	337	566
Borrowings from other financial institutions
Pesos	163,946	(71,182)	92,764	(365,136)	541,523	176,387	29,228	(62,354)	(33,126)
Dollars	(13,334)	(655)	(13,989)	8,416	6,206	14,622	2,566	(692)	1,874
Total	150,612	(71,837)	78,775	(356,720)	547,729	191,009	31,794	(63,046)	(31,252)
Corporate bonds
Pesos	14,715	(11,870)	2,845	48,565	(5,373)	43,192	11,149	—	11,149
Total	14,715	(11,870)	2,845	48,565	(5,373)	43,192	11,149	—	11,149
Other liabilities
Pesos	(39,243)	66,360	27,117	(111,917)	(23,062)	(134,979)	(867,040)	944,100	77,061
Dollars	—	—	—	—	—	—	—	(13)	(13)
Total	(39,243)	66,360	27,117	(111,917)	(23,062)	(134,979)	(867,040)	944,087	77,048
Interest-bearing liabilities from continued operations
Pesos	750,071	228,193	978,264	(127,053)	684,255	557,202	(511,069)	1,014,774	503,705
Dollars	(14,704)	(296)	(15,000)	6,503	6,644	13,147	3,244	(3,949)	(705)
Total	735,367	227,897	963,264	(120,550)	690,899	570,349	(507,825)	1,010,825	503,000
Interest-bearing liabilities from discontinued operations
Pesos	(1,067)	3,284	2,217	20,876	(11,269)	9,607	(11,718)	379	(11,339)
Total	(1,067)	3,284	2,217	20,876	(11,269)	9,607	(11,718)	379	(11,339)
Total interest-bearing liabilities
Pesos	749,004	231,477	980,481	(106,177)	672,986	566,809	(522,786)	1,015,153	492,367
Dollars	(14,704)	(296)	(15,000)	6,503	6,644	13,147	3,244	(3,949)	(705)
Total	734,300	231,181	965,481	(99,674)	679,630	579,956	(519,542)	1,011,204	491,662

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	December 31,
	2013	2012	2011
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	38,225,966	30,412,940	24,550,968
Dollars	4,978,568	4,859,219	6,166,573
Total	43,204,534	35,272,159	30,717,541
Net interest income (1)
Pesos	4,853,504	3,695,830	2,394,895
Dollars	122,296	112,283	66,948
Total	4,975,800	3,808,113	2,461,843
Net interest margin (2)
Pesos	12.70%	12.15%	9.75%
Dollars	2.46%	2.31%	1.09%
Weighted average rate	11.52%	10.80%	8.01%
Yield spread nominal basis (3)
Pesos	8.71%	8.53%	6.24%
Dollars	2.31%	2.20%	1.05%
Weighted average rate	7.82%	7.99%	5.69%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2013, 2012 and 2011 by type and currency of denomination.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Government securities
In pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)	31,040	—	14,814
Argentine bonds	1,079,408	1,829,927	2,063,719
Other debt bonds	393	241	166
Holdings booked at amortized cost
Other debt bonds	164	164	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	1,273,092	2,201,676	2,352,026
Argentine Central Bank notes (NOBAC)	135,395	—	1,095,946
Total government securities in pesos	2,519,492	4,032,008	5,526,835
In foreign currency:
Holdings booked at fair value
Argentine bonds	871,590	1,911	9,823
Total government securities in foreign currency	871,590	1,911	9,823
Total government securities	3,391,082	4,033,919	5,536,658
Investments in listed private securities
Shares	90	69	157
Corporate bonds—Listed	—	119	81
Mutual funds	68,959	67,927	28,317
Total private securities	69,049	68,115	28,555
Subtotal government and private securities	3,460,131	4,102,034	5,565,213
Allowances	(196)	(188)	(184)
Total government and private securities	3,459,935	4,101,846	5,565,029
Corporate bonds—Unlisted	3,401	15,973	13,424

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2013 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON) (*)	2,319	12,366	15,458	897	31,040
Argentine bonds (*)	170,443	591,171	239,289	78,505	1,079,408
Other debt bonds	—	314	79	—	393
Holdings booked at amortized cost
Other debt bonds	164	—	—	—	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC) (*)	1,273,092	—	—	—	1,273,092
Argentine Central Bank notes (NOBAC) (*)	135,395	—	—	—	135,395
Total government securities in pesos	1,581,413	603,851	254,826	79,402	2,519,492
In foreign currency:
Holdings booked at fair value
Argentine bonds (*)	—	829,290	—	42,300	871,590
Total government securities in foreign currency	—	829,290	—	42,300	871,590
Total government securities	1,581,413	1,433,141	254,826	121,702	3,391,082
Corporate bonds —Unlisted	2,026	1,375	—	—	3,401
Weighted average yield (for the securities indicated with *)	16.15%	12.40%	15.34%	10.33%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2013, 2012 and 2011. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2013	2012	2011 (7)
	(in thousands of pesos)
Principal
Advances (1)	6,552,258	5,097,179	2,881,496
Notes discounted and purchased (2)	5,476,961	4,240,993	3,412,091
Secured with mortgages	1,243,900	877,775	736,900
Consumer loans (3)	16,907,751	11,981,439	8,861,911
Financial loans (4)	1,871,093	1,493,493	1,146,532
Loans to governmental sector (5)	40,915	35,067	46,027
Other loans	4,647,736	4,921,690	5,829,606

Less: Unaccrued interest and unused collections (6)	(132,213)	(73,413)	(89,332)

Plus: Interest and exchange differences receivable	582,255	443,065	316,773

Less: Allowance for loan losses	(722,462)	(523,857)	(444,973)
Total	36,468,194	28,493,431	22,697,031

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by taxable rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.
(7)	See Note 3.3. to our Consolidated Financial Statements.

Secured Loans

	December 31,
	2013	2012	2011 (1)
	(in thousands of pesos)
Liquid guarantees	412,176	328,725	318,259
Preferred guarantees	4,484,338	3,390,488	2,152,151
Total	4,896,514	3,719,213	2,470,410

(1) See Note 3.3. to our Consolidated Financial Statements.

Credit Policy

Overview

The Risks Department of BBVA Francés continues to improve its Comprehensive Risk Management Model through the incorporation or upgrading of its structures, policies and tools, aimed at facilitating optimum response times in connection with our clients’ requirements, the changes of environment and the enactment of new regulations. It is also focused on the permanent improvement of tools and processes, and on the detection, monitoring and mitigation of each of the risks faced by the Bank.

This model allows us to comply with the guidelines set forth by the BCRA communications.

“Risks” consists of three main groups:

-	Credit Risk: meaning the possibility that one counterpart does not meet its contractual obligations in a concrete transaction.

-
Financial Risk: meaning the possibility of losses generated by changes in market rates or credit quality, which determine the value of an entity’s assets and liabilities. It is classified in turn as: market risk, liquidity risk, interest rate risk and credit risk at the marketplace.

-	Operational Risk: meaning the possibility of suffering losses due to events external to the entity or to some deficiency or failure of the processes, the personnel and/or the internal systems.

The purpose of the area is to ensure the quality of the portfolio by controlling the businesses at origin and optimizing the recovery of credits under the best practice standards. This without disregarding the main focus, which is the client, with special emphasis in not inducing his/her over-indebtedness. It is a proactive model, oriented to commercial support and in permanent technological evolution, respecting, as a priority, the control, monitoring and tracking policies.

Ratios and performance of credit risk

The evolution of the non-performing loans (“NPL”) and coverage ratios is reflects the good behavior of our credit risk portfolio over the past few years. Our coverage ratio was 254.16% at December 2013, whereas the NPL ratio was 0.76%, maintaining our leadership in the financial system in terms of risk quality.

With respect to the risk premium, which is measured as the relationship between non-performing costs and the financial margin, we maintained during 2013 our leadership in the market as compared to our main competitors.

Management Units

The Risk Management Units provide support to the management of the Bank’s commercial banking units, both in the admission and in the monitoring and recovery of credits. The model is based on the Bank’s business structure.

Risk Management in 2013

Retail Risks

It undertakes the management of individuals and PYMEs banking. Its structure includes the admission by means of predictive/statistic tools of special cases and the follow-up and management of tools and policies.

With this configuration, we continued with the intensive development of methods and tools to multiply the management of risks by automated means, all of which means a qualitative change in the proactive risk offer, aiming at a greater decentralization in credit decision-taking and permitting reactive admission teams to improve their value contribution, both situations being of the utmost relevance for the Bank.

We currently use a methodology based on different groups of risk, which permits a more personalized offer in admission and an improved management capacity for re-collection in non-performing cases. Regional differentiation has also been incorporated to this methodology, both in terms of minimum income and credit support per product and in differentiated purchasing power.

During 2013 reactive and proactive scorings were implemented which were recently re-evaluated and whose aim is to achieve greater risks discrimination.

Given the relevance acquired by proactive sales, mechanisms have been instituted to control the quality of pre-approved offers for their whole duration.

In the PYMEs segment, intense client classification campaigns have been staged by means of pre-approval, improving the offer and making it more flexible for the client.

Regarding risk tracking and monitoring, several innovations have been made in the management of clients, among them the fast-track mechanisms by which we identify those clients who a priori show a profile with high probability of incurring default and therefore these are awarded a different admission and monitoring policy.

Companies and Wholesale Risks

The structure of this area responds to the business requirements. It is dynamic in the face of business changes and follows principles of caution in respect of specific proposals or requirements of the environment.

During 2013 the Bank continued working in order to adjust the risk decision to the client’s needs, taking into account the profile of each segment and the different regions of the country.

We also continued improving the process to manage the Corporate Banking clients with coordinated commercial and risks teams so as to provide a solid analysis to satisfy the business requirements and reduce response times.

We complied with the objective fixed by the BCRA regarding credit lines for productive investment, which reached an amount higher than Ps.2.961 billion.

We also worked on client campaigns and pre-approved products, in coordination with the business sectors.

Regarding the field of wholesale risk decision tools, the rating for the companies and corporate segments was recalibrated and sectorized, which resulted in a tool adapted to the current context, with greater predictability variables.

We also consolidated the process of risk-adjusted profitability information under the scheme provided by the “Client Profitability Card”, which makes it possible to evaluate both the profitability and the reciprocity at the time of considering credit lines.

Recoveries

This area manages the recovery of debts since their classification as non-performing, including debts of the Bank and of linked companies (PSA Finance and Rombo).

During 2013 we completed the structural changes to disaggregate the different functions into clusters and regroup them so that the teams can be responsible for most of the processes. As a result of such restructuring, improvements are appreciated in the response times, the levels of specialization and the increased profitability as measured by collections per resource.

We also continued to improve during 2013 the computer platform, where the main highlights were: the online management through the Engage application by the external collection agencies; automation of the process for accounting recovery and the implementation of Engage’s Judicial module for pledge transactions. The general goal for this tool consists of having a transversal integration application for the management of credits since origin to resolution, in order to make the whole cycle traceable. First steps were taken in calculating the intrinsic value of portfolios, and work continues for its integration into the applications and management.

Control and Reporting Units

The control and monitoring areas are the ones that give cohesion to credit risk management and ensure that the management of other critical risks for the Bank, such as Financial and Operating Risks, is handled according to the established standards.

This control layer completes the structure of the Comprehensive Risk Management Model.

Financial and Reporting Risks

This is the unit that controls the management of financial risks (market and structural risks) and as well as the measurement and tracking of net funds requirements under various scenarios, including stress scenarios.

Market risk

For the management of market risk we use the VaR (Value at Risk) tool. This is the basic measure to control the risks as it estimates the maximum loss which may occur in the market positions of a portfolio based on a given level of trust and within a certain time horizon.

At BBVA Francés, the VaR is calculated with a trust level of 99% and a time horizon of one day. A two-year historical period is used (504 measurements). During 2013, the VaR fluctuated between Ps.0.9 million and Ps.6 million, averaging Ps.3 million (a 50.5% increase compared to 2012). The interest risk measured by VaR decreased in 2013 13% from the average rate in the previous year.

The market risk limit structure of BBVA Francés establishes schemes of limits, sublimits and VaR alerts, and of the economic capital market risk for each business unit.

In parallel, stress tests are conducted on a daily basis. They allow us to estimate the maximum expected loss when applying on the current portfolio the volatility of historical scenarios of crisis or economic stress (stress testing). In the case of economic stress tests, apart from the maximum expected loss we control the limits in order to anticipate or mitigate any excess.

Tests are also conducted on the validity of our models. On a monthly basis, we conduct back testing exercises to control that the daily results for the month fall within the limits determined by VaR and identify any exceptions occurred in the period. The Market Risks area is also responsible for the prices. This means that it assumes the daily capturing and publication of all prices having an impact on the negotiation and structural portfolios, as in all other areas of BBVA Francés. To this effect we use automatic tools and processes whose control and adjustment is conducted on a daily basis to ensure appropriate results. On the other hand, the area conducts the valuing of all species positioned both in the entity’s portfolios and under the custody of clients.

Finally, Market Risks conducts the control and monitoring of credit risk on all transactions effected by the Treasury. Through a series of tools, each transaction is verified and the risk assumed with each counterpart is analyzed, avoiding concentration and diversifying potential risk factors.

Liquidity and financing risk

The management of structural liquidity pursues the objective of financing the Bank’s recurring activity under optimum term and cost conditions, avoiding the assumption of undesired liquidity risks.

At BBVA Francés, the management of liquidity and financing is a basic element in its business strategy and represents a competitive advantage.

Among the main basic metrics used for controlling the liquidity risk, the following stand out:

-
Self-financing ratio: The Loan to Score Credits Deposits (LtSCD) provides information on the financing structure of the balance-sheet for a certain period. It is prepared in consolidated form as well as for each of the currencies operated by the entity, providing information and the adequacy of the risk-appetite maintained with respect to the desirable funding structure.

-
Net short-term Financing: the objective of this metric is to determine the reasonableness of the balance-sheet’s financing structure according to the criterion of conducting a detailed monitoring of any financing type which differs from the one considered as stable as per the corporate criteria. In this connection, those deposits which entail a higher level of volatility are grouped together and assigned a specific monitoring and a maximum amount determined by the Board of Directors’ guidelines.

-
Basic capacity: a balance-sheet is prepared for liquidity (as opposed to the one for accounting purposes) classifying the different asset and liability items in and off balance sheet according to their nature in terms of liquidity. Each item’s financing structure is thus determined, which must at all times comply with a fundamental condition: basic businesses must be financed with stable resources. This guarantees the solidity of the Bank’s financial structure and the sustainability of its business plans.

In relation to regulatory ratios, it is worth mentioning that, back in 2012, the Basel Committee approved the definitive implementation of the LCR (Liquidity Coverage Ratio), both regarding the definition of computable assets that are part of the liquidity buffer and the period for its gradual introduction. Although this information is only required in Argentina starting in 2014 by the BCRA regulations, it is being monitored by the Bank since 2011.

At the end of 2013, BBVA Francés complies with all the requirements of the new LCR with respect to its complete application.

Reporting

To monitor all department activities we have the Risk Intelligence and Information Unit, which conducts all reporting for decision making in compliance with internal policies and policies pertaining to controlling bodies, reviewing all processes and proposing alternatives for improvement.

Such reports are oriented to a correct analysis of the management or administration of the credit risk in its different stages, including identification, evaluation and monitoring.

Studies are conducted in relation to the risks by economic sectors, the evolution of clients’ risks both at internal level and within the financial system, the monitoring of debtors in arrears and significant increases thereon, statistics linked to approval of risks, benchmarking reports, generation of tools to identify the best risks for linking, use of approved limits and evaluation of the different campaigns launched by the entity.

Validation and Internal Control

The Risks Direction, in accordance with international standards and Central Bank regulations, operates the Validation and Internal Control area whose task is to ensure an updated, homogenous and appropriate control environment on all units of the Group in Argentina.

This area has a unit in charge of the Risks Global Management, which is oriented, in accordance with the principles of the Basel II Agreement, towards the performance of expected loss and economic capital calculations. It also conducts control procedures on the granting of credits, graduation and fractioning of the risk, maximum assistance, provisioning, determining of risk quotas per segment of economic activity and per type of financing.

The area also performs the tasks of a technical risk department, which involve the management of risks committees, the analysis of standards and the revision and coordination of audits. All measurement, monitoring, validation and control activities are presented and analyzed at the Risks Committees which, depending on the subjects, submit them to the Board of Directors and the Management Committee. This procedure closes the loop of information about the management and information of the risks activity.

Regarding internal control and operational risk, BBVA Francés has implemented a control model based on a scheme of specialists for five areas defined as critical and of operational risk managers for the remaining business and support areas.

The Internal Control Model (“ICM”) identifies all of the Bank’s operating processes and the operational risks they are exposed to. By applying a methodology based on probable occurrence and economic impact, it evaluates each of these risks and establishes its priorities critical nature so that they can me managed and mitigated if necessary.

Regarding tools, the Bank has an application for mapping and evaluating all operational risks. It contains processes, risks and controls. It also has a database which reflects all events of loss due to operational risk.

The Risk Management Model is integrated, robust, according to international standards, modern and capable of adapting itself to the environment or to any internal requirements, all of them characteristics which identify the Risk Management of BBVA Francés.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2013, 2012 and 2011. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2013		2012		2011 (1)
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	2,057,623	5.53%	1,591,185	5.48%	986,984	4.26%
Beverage	798,011	2.15%	453,931	1.56%	240,024	1.04%
Chemicals	2,481,665	6.67%	1,804,376	6.22%	1,076,272	4.65%
Construction	240,707	0.65%	186,295	0.64%	171,680	0.74%
Consumer	16,511,057	44.40%	11,628,175	40.07%	9,655,152	41.72%
Electricity, oil, water and sanitary services	515,041	1.38%	278,560	0.96%	190,275	0.82%
Financial sector	1,871,093	5.03%	1,493,493	5.15%	1,146,532	4.95%
Foodstuff	1,623,070	4.36%	1,263,087	4.35%	732,311	3.16%
Government services	40,915	0.11%	35,067	0.12%	46,027	0.20%
Industrial metals	648,184	1.74%	697,031	2.40%	504,499	2.18%
Leather and fur product	38,521	0.10%	16,315	0.06%	15,128	0.07%
Mining products	981,471	2.64%	922,630	3.18%	640,413	2.77%
Oil and carbon	330,340	0.89%	288,784	1.00%	207,747	0.90%
Others	3,864,947	10.39%	4,726,115	16.29%	4,929,300	21.30%
Other manufacturing	265,935	0.72%	272,287	0.94%	109,469	0.47%
Printers, Publishers and Related Industries	66,277	0.18%	36,612	0.13%	—	—
Rubber products	389,815	1.05%	279,394	0.96%	117,929	0.51%
Retail trade	1,502,148	4.04%	988,538	3.41%	942,691	4.07%
Services	135,106	0.36%	85,421	0.29%	230,226	0.99%
Shoes, apparel and other textile products	268,601	0.72%	161,859	0.56%	70,015	0.30%
Textile	148,434	0.40%	120,637	0.42%	101,578	0.44%
Tobacco	6,590	0.02%	10,885	0.04%	17,097	0.07%
Transportation material	577,112	1.55%	365,210	1.26%	253,560	1.10%
Wholesale trade	1,787,888	4.81%	1,275,964	4.40%	727,847	3.15%
Wood products and cork	40,105	0.11%	35,437	0.11%	29,248	0.13%
Total	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%

(1) See Note 3.3. to our Consolidated Financial Statements.

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2013 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2013	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	40,915	1,422	—	39,493	—
To the financial sector	1,871,093	821,283	498,106	551,704	—
To the non-financial private sector and residents abroad	35,278,648	17,836,311	7,767,079	9,496,685	178,573
Overdrafts	6,686,364	4,507,962	2,106,294	72,108	—
With privileged guarantees	4,793,518	529,730	1,504,496	2,591,642	167,650
Credit cards	7,479,654	7,479,654	—	—	—
Other	16,319,112	5,318,965	4,156,289	6,832,935	10,923
Total	37,190,656	18,659,016	8,265,185	10,087,882	178,573
Percentage of total loan portfolio	100.00%	50.17%	22.22%	27.12%	0.48%

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2013

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2013. Loans are stated before deduction of the allowance for loan losses.

December 31, 2013
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	240,674
Foreign currency	—
240,674
Fixed Rate
Pesos	35,542,796
Foreign currency	1,122,932
36,665,728
Non-performing (1)
Pesos	272,785
Foreign currency	11,469
284,254
Total	37,190,656

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2013.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	39,493	—
To the financial sector	551,704	—
To the non-financial private sector and residents abroad	9,659,935	15,323
Total	10,251,132	15,323

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

The principal criterion applied to loans in the commercial portfolio is the borrower’s ability to pay, as measured by such borrower’s future cash flow. We can opt to apply the consumer loan classification criteria to commercial loans of up to Ps.1,500,000 (Ps.750,000 until May 2012 and Ps.500,000 until September 2009).

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

▪
The borrower must accumulate a greater number of downpayments (as shown in table (i) below) or increase his percentage of cancellation (as shown in table (ii) below) in order to improve his situation. The BCRA regulations provide that those clients whose debts have been refinanced via obligations subject to regular payments (monthly or bi-monthly) may be reclassified at the immediately upper level if they have complied punctually (or with delays not exceeding 31 days) with the payment of the established installments (in the case of single, regular above bi-monthly or irregular payments) or who have cancelled at least a certain specified percentage of their refinanced principal obligations, plus the number of installments or the accumulated percentage which may be applicable, respectively, if the refinancing was granted to a debtor included in lower levels.

(i)	To improve a borrower’s situation through the payment of installments, the following table applies (*):

	Quantity of payments
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
Corporate Bonds
Personal
Loans to Companies
Financial Loans
Negotiated Securities
Pledges
Checks
Credit Accounts
Credit Cards	2.50
Overdrafts
Mortgages	1.00
Other provisionable products	1.25

▪	Consumer Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	25	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	1

(*)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

▪	Consumer-like Portfolio Clients (other than normal):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	25	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	1

(*)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

This Policy will be applicable except as authorized by the Companies and Wholesale Banking Monitoring Committee.

▪	Commercial Clients Portfolio (other than normal):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
3	With Problems	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

(ii)
As of June 21, 2011 the Technical Operations Committee approved the modification of the percentages of allowance for clients who were in Normal Situation. The changes became effective on June 30, 2011 and are summarized in the table below:

Product	Commercial	Consumer-like	Consumer
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.50	1.50	2.00
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
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.25	1.25	2.00
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1,00	1.00
Other provisionable products	1.25	1.25	1.25

As of April 19, 2012 the Risk Management Committee (formerly Technical Operations Committee) approved the modification of the percentages of allowance for clients who were in a Normal Situation. The changes became effective on April 30, 2012 and are summarized in the table below:

Product	Commercial	Consumer-like	Consumer
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.00	1.00	1.75
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

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	December 31,
	2013	%	2012	%	2011 (1)%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	36,677,132	98.62%	28,660,468	98.77%	22,937,081	99.11%
Low risk / Special tracking	229,270	0.62%	168,917	0.58%	99,514	0.43%
Medium risk / Problem	138,687	0.37%	96,211	0.33%	54,568	0.24%
High risk / High risk of insolvency	106,622	0.29%	72,974	0.25%	39,981	0.17%
Irrecoverable	38,811	0.10%	18,556	0.06%	10,694	0.05%
Irrecoverable for technical decision	134	—	162	—	166	—
Total	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%

(1)	See Note 3.3. to our Consolidated Financial Statements.

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2013, 2012, 2011, 2010 and 2009 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	December 31,
	2013		2012		2011 (2)		2010		2009
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	16,527,979	97.43%	12,067,720	97.47%	9,271,567	98.16%	6,411,481	98.18%	4,417,993	96.47%
Normal (Commercial)	20,149,153	99.61%	16,592,748	99.73%	13,665,514	99.77%	10,529,060	99.65%	7,460,075	99.33%
	36,677,132	98.62%	28,660,468	98.77%	22,937,081	99.11%	16,940,541	99.09%	11,878,068	98.25%
Low risk (Consumer)	202,832	1.20%	151,296	1.22%	81,563	0.86%	50,854	0.78%	54,838	1.20%
Special tracking (Commercial)	26,438	0.13%	17,621	0.11%	17,951	0.13%	24,307	0.23%	35,169	0.47%
	229,270	0.62%	168,917	0.58%	99,514	0.43%	75,161	0.44%	90,007	0.74%
Medium risk (Consumer)	132,417	0.78%	90,692	0.73%	51,628	0.55%	31,016	0.47%	42,503	0.93%
Problem (Commercial)	6,270	0.03%	5,519	0.03%	2,940	0.02%	1,913	0.02%	3,415	0.05%
	138,687	0.37%	96,211	0.33%	54,568	0.24%	32,929	0.19%	45,918	0.38%
High risk (Consumer)	72,717	0.43%	55,616	0.45%	32,389	0.34%	27,252	0.42%	58,605	1.28%
High risk of insolvency (Commercial)	33,905	0.17%	17,358	0.10%	7,592	0.06%	7,862	0.07%	6,328	0.08%
	106,622	0.29%	72,974	0.25%	39,981	0.17%	35,114	0.21%	64,933	0.54%
Irrecoverable (Consumer)	27,205	0.16%	14,916	0.12%	8,180	0.09%	9,613	0.15%	5,364	0.12%
Irrecoverable (Commercial)	11,606	0.06%	3,640	0.02%	2,514	0.02%	2,539	0.02%	5,028	0.07%
	38,811	0.10%	18,556	0.06%	10,694	0.05%	12,152	0.07%	10,392	0.09%
Irrecoverable for technical decision (Consumer)	134	—	162	—	165	—	120	—	98	—
Irrecoverable for technical decision (Commercial)	—	—	—	—	1	—	62	—	159	—
	134	—	162	—	166	—	182	—	257	—
Total consumer loans	16,963,284	100.00%	12,380,402	100.00%	9,445,492	100.00%	6,530,336	100.00%	4,579,401	100.00%
Total commercial loans	20,227,372	100.00%	16,636,886	100.00%	13,696,512	100.00%	10,565,743	100.00%	7,510,174	100.00%
Total	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%	17,096,079	100.00%	12,089,575	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.
(2)	See Note 3.3. to our Consolidated Financial Statements.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	December 31,
	2013	2012	2011	2010	2009
	(in thousands of pesos)
Non-performing loans (1)	284,254	187,903	105,409	80,377	121,500
Total	284,254	187,903	105,409	80,377	121,500

With preferred guarantees	68,581	50,080	19,432	15,228	15,929
Unsecured	215,673	137,823	85,977	65,149	105,571
Total	284,254	187,903	105,409	80,377	121,500

(1)
Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2013, 2012, 2011, 2010 and 2009, non-performing loans include Ps161,588,Ps.114,515 thousand, Ps.64,688 thousand, Ps.46,538 thousand and Ps.91,671 thousand, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	December 31,
	2013		2012		2011		2010		2009
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	24,034	8.46%	10,557	5.62%	3,425	3.25%	78	0.10%	61	0.05%
Beverage	3	—	1	—	19	0.02%	1	—	—	—
Chemicals	115	0.04%	9	—	921	0.87%	—	—	—	—
Construction	560	0.20%	1,058	0.56%	401	0.38%	862	1.07%	1,498	1.23%
Consumer	240,428	84.57%	162,742	86.61%	92,372	87.63%	34,909	43.43%	41,814	34.41%
Electrical machinery	8	—	230	0.12%	—	—	3	—	16	0.01%
Financial sector	14	—	1	—	7	0.01%	5	0.01%	—	—
Foodstuff	140	0.05%	168	0.09%	372	0.35%	2	—	16	0.01%
Government services	—	—	—	—	—	—	1	—	1	—
Industrial metals	260	0.09%	5	—	954	0.91%	—	—	9	0.01%
Leather and fur products	3	—	833	0.44%	789	0.75%	—	—	4	—
Machinery and tools	10,177	3.58%	9,462	5.04%	—	—	—	—	—	—
Mining products	300	0.11%	4	—	8	0.01%	2	—	—	—
Oil and carbon	3	—	1	—	—	—	81	0.10%	—	—
Others	14	—	11	0.01%	1,511	1.43%	33,257	41.38%	64,826	53.35%
Other manufacturing	894	0.31%	40	0.02%	45	0.04%	56	0.07%	1	—
Paper products	190	0.07%	4	—	432	0.41%	—	—	—	—
Printer, publishers and related industries	165	0.06%	231	0.12%	229	0.22%	3	—	8	0.01%
Rubber products	—	—	—	—	—	—	—	—	3	—
Retail trade	1,076	0.38%	1,040	0.55%	330	0.31%	9,590	11.93%	8,105	6.68%
Services	108	0.04%	328	0.17%	448	0.43%	43	0.05%	156	0.13%
Shoes, apparel and other textile products	—	—	—	—	—	—	86	0.11%	3	—
Textile	6	—	342	0.18%	2,126	2.02%	4	—	1	—
Tobacco	—	—	—	—	—	—	—	—	5	—
Transportation material	336	0.12%	192	0.10%	9	0.01%	1	—	7	0.01%
Wholesale trade	5,419	1.92%	644	0.34%	820	0.79%	1,387	1.74%	4,966	4.10%
Wood products and cork	1	—	—	—	191	0.18%	6	0.01%	—	—
Total	284,254	100.00	187,903	100.00%	105,409	100.00%	80,377	100.00%	121,500	100.00%

As of December 31, 2013, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.63.6 million, or 0.17% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 amounted to Ps.29.8 million, Ps.25.5 million, Ps.24.7 million, Ps.51.0 million and Ps.59.8 million, respectively.

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

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009. See Note 21.5 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	December 31,
	2013	2012	2011	2010	2009
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	523,857	444,973	396,227	337,686	196,489
Provisions for loan losses	456,267	259,181	134,199	178,800	244,800
Charge-offs (1)	(257,662)	(180,297)	(85,453)	(120,259)	(103,603)
Advances	—	(37,869)	(9,668)	(23,977)	(32,520)
Consumer	(241,126)	(119,112)	(48,248)	(72,849)	(24,645)
Notes discounted and purchased	—	—	(21,230)	(22,842)	(26,451)
Other	(16,536)	(23,316)	(6,307)	(590)	(19,987)
Balance at the end of year	722,462	523,857	444,973	396,227	337,686
Net charge-off / average loans	0.79%	0.70%	0.43%	0.85%	0.85%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.257.7 million charged-off in the fiscal year ended December 31, 2013, Ps.26.0  million or 10.08%, were related to corporate borrowers and Ps.231.7 million or 89.92%, were related to individual consumers. The variation between 2013 and 2012 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.180.3 million charged-off in the fiscal year ended December 31, 2012, Ps.23.0. million or 12.76%, were related to corporate borrowers and Ps.157.3 million or 87.24%, were related to individual consumers. The variation between 2012 and 2011 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.85.5 million charged-off in the fiscal year ended December 31, 2011, Ps.45.6 million or 53.36%, were related to corporate borrowers and Ps.39.9 million or 46.64%, were related to individual consumers. The lower volume of charge-offs in 2011 was due to the improvement in the quality of our credit portfolio during the years 2010 and 2011 which resulted in better severity ratios and lower volumes of delinquent debtors. This in turn led to a reduction in the volume of irrecoverable loans during the year 2011 and therefore to an attenuated fall in the volume of charge-offs. Of the Ps.120.3 million charged-off in the fiscal year ended December 31, 2010, Ps.77.3 million or 64.25%, were related to corporate borrowers and Ps.43.0 million or 35.75%, were related to individual consumers. Of the Ps.103.6 million charged-off in the fiscal year ended December 31, 2009, Ps.28.4 million or 27.45%, were related to corporate borrowers and Ps.75.2 million or 72.55%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	December 31,
	2013		2012		2011		2010		2009
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	80,045	17.96%	63,394	17.94%	41,871	12.54%	34,201	14.57%	25,192	16.31%
Notes discounted and purchased	56,611	15.01%	44,713	14.92%	44,792	14.85%	29,306	12.84%	15,692	10.23%
Secured with mortgages	15,705	3.42%	10,802	3.10%	14,558	3.99%	19,412	5.18%	15,379	8.03%
Chattel mortgage	72,982	9.54%	47,060	8.72%	29,207	7.19%	17,604	5.12%	10,641	1.00%
Consumers loans	382,529	36.81%	260,970	33.44%	201,941	31.39%	214,847	30.35%	197,786	31.43%
Financial Loans	25,926	4.50%	21,867	4.54%	23,605	4.55%	12,156	3.29%	7,595	5.22%
Other loans to governmental sector	—	0.02%	—	0.03%	—	0.11%	—	3.97%	—	1.12%
Other	88,664	12.74%	75,051	17.31%	88,999	25.38%	68,701	24.68%	65,402	26.66%
Total	722,462	100.00%	523,857	100.00%	444,973	100.00%	396,227	100.00%	337,686	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2013, 2012 and 2011.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	10,348,993	8,659,885	6,820,551
Dollars	846,636	803,844	1,017,747
Total	11,195,629	9,463,729	7,838,298
Saving accounts
Average
Pesos	7,719,280	6,186,969	4,784,502
Dollars	1,458,765	1,913,643	2,671,586
Total	9,178,045	8,100,612	7,456,088
Average real rate
Pesos	(12.68)%	(11.43)%	(11.11)%
Dollars	15.65%	1.15%	(3.84)%
Total	(8.17)%	(8.46)%	(8.51)%
Time deposits
Average
Pesos	15,037,091	11,188,977	9,010,574
Dollars	1,131,265	1,460,417	1,918,794
Total	16,168,356	12,649,394	10,929,368
Average real rate
Pesos	0.93%	0.50%	(0.81)%
Dollars	15.89%	1.32%	(3.69)%
Total	1.98%	0.59%	(1.32)%

Maturity of Deposits at December 31, 2013

The following table sets forth information regarding the maturity of our deposits at December 31, 2013.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	12,031,221	12,031,221	—	—	—
Savings	11,902,594	11,902,594	—	—	—
Time deposits	18,892,386	18,224,859	555,964	108,285	3,278
Investment accounts	4,027	1,743	2,284	—	—
Other	929,237	919,542	1,314	8,381	—
Total	43,759,465	43,079,959	559,562	116,666	3,278

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2013.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	10,045,934	9,806,166	187,927	46,134	2,708
Total	10,045,934	9,806,166	187,927	46,134	2,708

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	December 31,
	2013	2012	2011
	(in thousands of pesos, except percentages)
Net income	2,024,244	1,263,679	1,005,577
Average total assets (1)	51,654,102	41,895,112	35,792,946
Average stockholders’ equity (1)	6,144,058	4,500,097	3,807,586
Stockholders’ equity at the end of the fiscal year	7,156,180	5,131,936	3,868,257
Net income as a percentage of:
Average total assets	3.92%	3.02%	2.81%
Average stockholders’ equity	32.95%	28.08%	26.41%
Declared dividends (2)	28,800	—	—
Dividend payout ratio (3)	1.42%	—	—
Average stockholders’ equity as a percentage of average total assets	11.89%	10.74%	10.64%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31,  2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”).

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.4.1 billion, Ps.3.1 billion and Ps.4.0 billion for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. The table below shows those amounts at the end of each fiscal year.

	December 31,
	2013		2012		2011
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	4,082,688	7.2%	3,133,360	5.6%	3,998,286	4.0%
Average during year	4,350,246	16.9%	3,346,909	10.8%	3,135,587	13.9%
Maximum month-end balance	6,092,795		3,644,184		3,998,286

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On November 30, 2013, Argentina’s banking system consisted of 65 commercial banks, of which 12 were government-owned or government-related banks and 53 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on November 30, 2013, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., Banco Macro S.A., BBVA Francés and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 52.69% of deposits and approximately 59.43% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 40.81% of all deposits and 47.15% of all loans in the Argentine financial system. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of November 30, 2013, based on the available data of the Central Bank, such entities accounted for approximately 42.18% of deposits and approximately 32.58% of gross loans in the Argentine banking system.

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

-
Argentine Fund for Indebtedness Reduction. This Fund was created through Decree Nr. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year (for 2012, it amounts to almost US$5.7 billion). Law Nr. 26,739 provides that this Fund will continue to operate until the purpose for which it was created has been fulfilled.

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

Reserve Requirements and Liquidity Requirements

The minimum cash system determines what portion of their deposits or obligations the entities must keep available, that is to say, not as part of their lending capacity. The minimum cash requirement is calculated on the monthly average of daily balances for comprised obligations as recorded at the close of each calendar month, and must be observed separately for each currency of denomination and/or Government securities and instruments issued by the BCRA of the comprised obligations. Compliance must take place in the same currency of the requirement, except in the event of sight obligations for transfers from abroad in foreign currencies other than the U.S. dollar which must be accounted for in this currency, making use of one of the following:

(i)	current accounts in Pesos of the financial entities with the Central Bank;

(ii)	minimum cash accounts of the financial entities with the Central Bank, denominated in U.S. dollars or other foreign currencies;

(iii)	special guarantee accounts in favor of electronic clearing houses;

(iv)	current accounts of non-banking financial institutions;

(v)	special current accounts (opened in the Central Bank) in connection with the attention of pension benefits; and

(vi)	minimum cash account of public securities and instruments issued by the Central Bank, at market value and of the same type.

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

The requirement in pesos will be reduced depending on cash withdrawals made through ATMs of the Bank applying a formula which will be considered if they are in operating branches of the entity or outside them and that they are of use to the public, considering three categories depending on geographic location and that have been accessible to the public for at least ten hours a day.

The requirement in pesos will be reduced from March 1, 2014 by an amount equivalent to 16% of the monthly average of the financing granted to MiPyMEs from January 1, 2014, as provided in the rules on the “Line of credit for productive investment” and verifying that the time period for such loans at the time of its execution exceeding 5 years without its average maturity is less than 30 months.

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

The following schedule indicates the minimum cash requirements for each type of account. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

	Jan /14
Type of Account	I	II to VI
Current accounts and sight accounts open in Credit Unions	17%	15%
Other demand deposits, basic account and universal free account
In pesos	17%	15%
In foreign currency	30%	30%
Savings accounts
In pesos	17%	15%
In foreign currency	30%	30%
Unused balances from current account advances effected	17%	15%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:

In pesos
Up to 29 days	13%	12%
From 30 to 59 days	10%	9%
From 60 to 89 days	6%	5%
From 90 to 179 days	1%	0%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	30%	30%
From 30 to 59 days	23%	23%
From 60 to 89 days	15%	15%
From 90 to 179 days	8%	8%
From 180 to 365 days	3%	3%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%

	Jan /14
Type of Account	I	II to VI
Debt securities (including corporate bonds)
a) Debt issued as of January 1, 2002, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%
From 30 to 59	11%	11%
From 60 to 89 days	7%	7%
From 90 to 179 days	2%	2%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	30%	30%
From 30 to 59	23%	23%
From 60 to 89 days	15%	15%
From 90 to 179 days	8%	8%
From 180 to 365 days	3%	3%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%
In foreign currency	15%	15%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%	19%
In foreign currency	30%	30%
Special deposits related to funds revenues from abroad – Decree Nr. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	—	—
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	15%	14%

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

(7)
Debt securities or certificates of participation in financial trusts, issued in foreign currency and with public offer authorized by the CNV, whose assets under management are documents guaranteed by mutual guarantee companies or by provincial funds created for the same purpose, and admitted by the Central Bank, acquired by the trustee for the purpose of financing transactions under the terms and conditions described in points (1) through (3) above and the first paragraph of point (4).

(8)
Financing transactions for purposes other than mentioned in points (1) to (3) above and the first paragraph of point (4), included in the credit program “IDB Loan Nr. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(9)	Interfinancing loans (any interfinancing loans granted with such resources must be identified).

(10)	Internal bills issued by the Central Bank denominated in US dollars.

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

In May 2011 the BCRA resumed its preparatory work for the implementation of Basel II. The stages already completed were supplemented by Communication “A” 5203 containing the “Guidelines for Risk Management in Financial Institutions” and by systemic impact tests related to the adoption of standardized approaches for the calculation of credit and operational risk capital requirements.

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

Minimum Capital must be, at least, the greater of:

▪	Minimum basic capital, and

▪	The sum of minimum capital required for credit risk, market risk and operational risk.

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

2.
Monitoring: an effective monitoring process is required, to quickly detect and correct deficiencies in the policies, processes and procedures for managing Operational Risk. In addition, the development of indicators should be analyzed to detect deficiencies and undertake corrective actions.

3.
Control and mitigation: financial entities must have an appropriate control system to ensure compliance with internal policies, and they should re-examine control and operational risk reduction strategies with at least an annual frequency in order to make the necessary adjustments.

Financial institutions should be able to count on contingency plans and business continuity programs that are in accordance with the size and complexity of their operations, to ensure the continuity of their operating capacity and reduction of losses in the event of a business interruption.

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

The following table presents, at December 31, 2013, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 21.12 to the Consolidated Financial Statements.

December 31, 2013
(in millions of Pesos, except percentages)
Basel Accord
Total capital	7,206.2
Risk-weighted assets	70,855.1
Ratio of total capital to risk-weighted assets (1)	10.2%
Required capital	5,668.4
Excess capital	1,537.8

Central Bank’s Rules (2)
Total capital	7,080.2
Risk and Fixed weighted assets	36,577.7
Ratio of total capital to risk-weighted assets (3)	19.4%
Required capital (4)	3,964.9
Excess capital	3,115.3

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.305.1 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as register of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

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

C (“Calificación” (Spanish for Rating)). The rating agencies play a significant role in banking supervision. The ratings serve to bring attention to the available guarantees and informs the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which appear in the marketplace to fulfil such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

Foreign Currency Position

General Exchange Position

As at the date of this report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

▪
15% of the equivalent in dollars of their Bank’s RPC, as registered at the close of the month that is two months prior to the relevant month plus 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, and 2% of the total deposits at sight and at term locally constituted and payable in foreign bank notes (excluding deposits under custody), as registered at the close of the calendar month that is two months prior to the relevant month; and

▪
a minimum equivalent to US$8,000,000, which may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the Euro and other permitted transactions. BBVA Francés maintains the limit indicated in the immediately preceding bullet point.

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

This limit may be extended by an amount equal to the increase between January 2014 and the month that the global net position, of foreign credit lines, entered through the foreign exchange market.

Also a limit to the positive global net position for term transaction is established which may not exceed 10% of the RPC.

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

Any excess above the limits will be subject to a charge equivalent to 1.5 times the nominal annual overdue interest rate arising from tenders for BCRA bills (LEBAC) denominated in pesos.

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

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Various credits (including the net balance favorable to the given entity corresponding to the Tax on minimum presumed income or “TOMPI”).

▪	Property for own use.

▪	Various property items.

▪	Organization and development expenses, undeductible of Basic Net Worth.

▪	Goodwill.

▪	Asset portfolio consists of any of the above items for which receivables are recorded, computed in their respective proportion.

▪	Financing transactions for related clients.

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

The Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

-	By controlling relationship

1.	Local financial sector

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
CAMEL 1 to 3	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5		0%	—	—	—
(*) Subject to consolidation with the lender.

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank:
	- With “Investment Grade” classification	10%
	- Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

CAMEL 4 or 5	To each foreign related bank subject to consolidation and parent company:
	- With “Investment Grade” classification	10%
	- Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

	To each foreign related bank not subject to consolidation:
	- With “Investment Grade” classification	10%
	- Without “Investment Grade” classification	5%

	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
CAMEL 1	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%		90%

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL	Complementary services companies (**)	10%	—	—	—
4 or 5	Not meet any of the above conditions	0%	—	—	—
(**) Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients vinculated by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	- To each related company (only equity investment) (***) - To each related borrower that does not meet any of the above conditions	5% 0%
(***) Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	-To each related person to use exclusively for personal or family purposes -To each related borrower that does not meet any of the above conditions	Ps.50.000 0%

The total financing granted to all related clients may not exceed 20% of the RPC of the entity.

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

At December 31, 2013, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to Related Persons totaled Ps.176.2 million, or 2.57% of BBVA Francés’ RPC.

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

▪	for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%.

▪	the limits mentioned above may be increased by 15 percentage points, provided that the increases are applied to a specific purpose; and

▪	for all transactions referred to in the first three points above: 75%.

On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result:

a)	From transactions existing prior to March 31, 2003, including bonds issued in terms of Decree Nr. 1735/04 which may be received within the framework of the Argentine debt restructuring;

b)	From increases or by the receipt of:

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

e)
From participations greater than 50% by the Government as trustee in financial trusts to finance the construction area as provided for in subsection i), paragraph 3.2.4 of the “Financing to Non-Financial Public Sector” rules.

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

Priority of Deposits

Law Nr. 24,485 as amended sets forth that in case of judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to 120,000 pesos per person (including any amount of said person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.120,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the Bank and that directly affect international commerce.

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

On December 26, 2012 Law Nr.26,831 “Capital Market Law” was enacted,  and was further  regulated by the CNV by Resolution 622/2013 dated  September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. On December 17, 2013 BBVA Banco Francés and Francés Valores initiated their registration as Settlement and Integral compensation Agents.

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

We hold a 9.5232% equity interest in the company “Seguros de Depósitos Sociedad Anónima” as of December 31, 2013.

The amount covered by the deposit guarantee system is Ps.120,000. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.120,000, regardless of the number of accounts and/or deposits.

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

At December 31, 2013 and the date of the filing of this Form 20-F, the Bank complies with each regulatory requirement discussed in this section.

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

BBVA Banco Francés S.A. has not knowingly engaged in activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under the specified Executive Orders.

Because we are controlled by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a Spanish corporation, our disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries (the BBVA Group) which are not controlled by us. BBVA is subject to the disclosure requirements of Section 13(r) for its Form 20-F for the year ending December 31, 2013. In advance of that filing, we have requested that BBVA provide us a detailed description of reportable activity under Section 13(r) and have received the following information:

Legacy contractual obligations related to counter indemnities. Before 2007, BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, three of which remained outstanding during 2013. Estimated gross revenue for 2013 from these counter indemnities, which includes fees and/or commissions, did not exceed $9,000 and was entirely derived from payments made by BBVA Group’s non-Iranian customers in Europe. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. In addition, in accordance with Council Regulation (EU) Nr. 267/2012 of March 23, payments of any amounts due to Bank Melli under these counter indemnities have been blocked. BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Letters of credit. During 2013, BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by  Bank Sepah to a non-Iranian client of BBVA Group in Europe. This letter of credit, which was granted before 2004, was used to secure a loan granted by BBVA Group to a client in order to finance certain Iran-related activities. This loan was supported by the Spanish export credit agency (CESCE). The loan related to the client’s exportation of goods to Iran (consisting of goods relating to a pelletizing plant for iron concentration and equipment). Estimated gross revenue for 2013 from this loan, which includes fees and/or commissions, did not exceed US$12,000. Payments of amounts due by Bank Sepah in 2013 under this letter of credit were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. In addition, during 2013, BBVA Group received an indemnity payment from CESCE (which totaled approximately US$7 million) in connection with a letter of credit which had been granted by Bank Mellat before 2004 and which matured in 2012. The loan underlying this letter of credit was granted by BBVA Group to a Spanish customer in connection with its provision of engineering services and supply of equipment for the construction of a petrochemical plant in Iran. This loan was supported by CESCE. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure in connection with the two letters of credit referred to above.

BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Sepah or Bank Mellat.

Bank Accounts. In 2013, BBVA Group maintained one account (which was closed in March 2013) for a company that produces farm vehicles and tractors and a number of accounts for certain of its employees (some of whom have Iranian nationality). BBVA Group believes that 51% of the share capital of such company is controlled by an Iranian company in which the Iranian Government might have an interest. Estimated gross revenue for 2013 from these accounts, which includes fees and/or commissions, did not exceed US$6,100. BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. BBVA Group is committed to terminating its business relationships with the employees of this company as soon as contractually possible and does not intend to enter into new business relationships involving this company or its employees.

Iranian embassy-related activity. BBVA Group maintains bank accounts in Spain for three employees of the Iranian embassy in Spain. In addition, BBVA Group maintains bank accounts in Venezuela for seven employees of the Iranian embassy in Venezuela. Moreover, prior to 2013, BBVA Group provided one employee of the Iranian embassy in Venezuela with an insurance against theft at ATMs which expired on November 6, 2013. Estimated gross revenue for 2013 from embassy-related activity, which includes fees and/or commissions, did not exceed US$1,100. BBVA Group does not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. BBVA Group is committed to terminating these business relationships as soon as legally possible.

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

The CPI-GBA increased by 7.7% in 2009.

In terms of international trade, exports dropped by 20.4% year over year, while imports contracted even further by 32.5% year over year, which resulted in a record trade surplus of US$16,980 million during the year.

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

Economic activity reactivated in 2010, after it was affected by the previous year’s international crisis. GDP grew considerably, prompted mainly by important increases in consumption and investment. In the third quarter of the year the GDP grew by 8.6% in annual terms, while the EMAE (Monthly Estimator of Economic Activity) augmented by 9.1% in 2010.

As a result of increased activity, unemployment rates decreased during the year to 7.3% in fourth quarter of 2010.

Private sector employees’ salaries improved by 28.8% as of November 2010 from November 2009. Salaries of workers in the informal and public sectors also increased but less than those of formal employees.

Tax collections increased by 34.4% in 2010. This increase was mainly due to international trade taxes, which was the result of record crops production and the high prices of exported agricultural products from Argentina.

The CPI-GBA increased by 10.9% in 2010, showing acceleration in connection to the same period of 2009. The main increases were for food and drinks, and clothing.

Argentine terms of trade showed a substantial increase. In accordance with trade balance information export prices were up 8% in 2010 and import prices increased by 5%. An excellent harvest, together with higher prices was positive for exports which increased by 23.0% in yearly terms. However, imports increased even more by 45.5% during the same period, reinforced by the growing economic activity and the actual exchange rate appreciation. This caused deterioration in the trade balance of US$12,056.8 million in 2010.

Despite the fact that throughout the year the international economic situation continued to be sensitive, mainly due to the financial problems in several peripheral European countries, there were no major capital flights in Argentina as it happened during the first part of 2009. A differentiating factor which favored Argentina was the re-opening of the negotiations related to the default debt exchange that had started in 2005. Over US$12 billion in default public securities were exchanged, which accounted for 66% of eligible bonds. There was a global adhesion level in both exchanges of 92.4% of defaulted debt in 2002. Public debt /GDP ratio was 48.6% after this exchange.

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

In 2011, the primary fiscal surplus contracted due to a 32.1% year over year increase in public spending led by rising transfers to the private sector (up 36.9%) and a 37.4% increase in pensions and social security payments. Tax collections were up by 28% during the year, spurred by Income Tax, VAT and Social Security contributions.

The CPI-GBA increased by 9.5% in 2011, slightly below 10.9% to December 2010. This was mainly due to more moderate increases in the prices of Food and Beverages.

The external trade sector continued to record positive results in 2011 due to an improvement in the terms of trade, as export prices were up 16% during this period, while import prices rose 10% year over year on average. In terms of volumes, however, exports only increased by 6% while imports were up by 19%, driven by a buoyant economy and real peso appreciation. As a result of this, nominal exports grew by 24% during the year, and nominal imports increased by 31% year over year, so the trade surplus fell by 11% compared to 2010.

In the foreign exchange market, the main characteristic of 2011 was strong portfolio dollarization. Net foreign assets of Argentine residents (mostly resulting from purchases of U.S. dollars) increased by US$21.5 billion during 2011, practically doubling the outflows recorded in 2010.

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

The foreign exchange market and the foreign sector were affected by profound regulatory changes. As a consequence, the foreign trade balance had a US$12,690 billion surplus in 2012, approximately 26.7% higher than the previous year, but with a decline in trade volumes.

In 2013, economic activity, as measured in terms of GDP, recovered from the low growth of the previous year. After growing 1.9% in 2012, GDP grew by 5.5% year-over-year in the third quarter of 2013, accumulating an increase of 4.5% in the first nine months of the year compared with the same period of the previous year.

No significant changes were observed in the labor market. The average unemployment rate was  7.2% in 2013, the same average of 2012.

Inflation, as measured by the CPI, accumulated 10.9% at December 31, 2013, showing a marginal increase over the previous year. As of January 2014, INDEC begin with the spread of a new index, called IPC-UN, which have national and urban coverage.

Fiscal policy remained expansive and in 2013 a primary fiscal deficit of Ps.22,479 million was recorded mainly due of an increase in public spending.

Effects of Recent Events on BBVA Francés

After 2002, the Argentine economy recovered significantly, maintaining a GDP growth of 8.2% on average until 2008. Then, during the year 2009 the economic activity was affected by the Global Financial Crisis, causing a reduction of the GDP of 2.1%.

However, during 2010, the economy reached again a very good level of growth (8.7% of GDP), prompted by consumption and investment, showing once more its capacity of adapting to the new economic environment. After the 2010 re-opening of the debt swap, 95% of sovereign bonds are now out of default and negotiations with Paris Club are underway, which helped to achieve a credit upgrading in 2010.

In 2012 the economic activity, affected by the draught, a low growth in Brazil and the impact of increasing restrictions on the foreign exchange market, underwent a strong deceleration as compared to its highly dynamic trend in the previous year. Thus, after growing by 8.9% in 2011, the GDP increased a 1.9% in 2012.

During 2013, economic activity, recovered from the low growth of the previous year, growing 5.5% year-over-year in the third quarter of 2013. The main reasons for such a growth in real terms were: private consumption, and investment and public consumption,. The volumes of exports, meanwhile, increased by 2.3%. The rise of the GDP was partially set off by an increase of imports, which increased by 7.8% in the first nine months of 2013.

The BCRA, while managing a free floating regime of the exchange rate, permitted an acceleration of the monthly rate of devaluation of the peso in the second half of the year. The average rate increased to 2.9% monthly compared to 1.5% in the first six months of  2013 and 1.1% in 2012. The exchange rate rose to Ps.6.52/US$ at the end of 2013 (representing a 33% increase in the year, the average for December being 6.32 pesos per dollar, 29% higher than the average for December 2012.

The international reserves at December 31, 2013 totaled US$30,599 million, US$12,691 million net less than as of December 2012. In view of the outflow of foreign currency originated in the tourist trade, the surcharge on account of income tax applied to the use of credit cards and the purchase of tickets and tourist packages abroad was increased to 35%.

The BCRA continued to make use of its authority to orient credit as determined by the institution’s new charter, and established new lines in support of productive investment. Thus the largest financial entities and those which act as financial agents for the State must dedicate at least 5% of their private sector deposits in pesos to finance the purchase of capital goods or the building of productive installations. As of December 2013 the quota was restated for the first semester of 2014, also at a regulated rate, and was fixed at 17.5% for this tranche.

The private loan portfolio reached a total of Ps.35,278 billion, showing a 28% expansion over the previous year. As for the different segments, in Middle Market we have consolidated our share on assets by emphasizing the spread management. In the retail segment, the expansion was driven by a 57% increase in credit cards, a 40% increase in car loans and by a 26% growth in personal loans. Loans to small and medium size companies grew mainly due to leasing and commercial loans. It is important to mention that the management of the line of credit for the productive investment for micro, small and medium-sized companies was instrumental in placing loans and leasing, reaching the target established for the year.

We must point out the prudent risk management that characterizes the Group, which made possible to remain as the best in the financial system in terms of asset quality, with a NPL ratio of 0.76% and coverage of 254.16%.

As for the clients’ resources, they totaled Ps.43,759 billion, a 28% growth during 2013, sight deposits increased by 17% and term deposits by 42%. The growth of the time deposits smaller than Ps.1 million, was 24% hence exceeding the system growth. This portfolio amounted to over Ps.8,800 million. It is important to mention that after the regulations regarding the purchase of foreign exchange and foreign trade, the financial system suffered a significant loss on dollars deposits. For this reason the Bank recorded a decrease of 34% in such deposits over the full year 2012. However, in December 2013, the Bank´s US$ denominated deposits totaled Ps.4,721 (equivalent to US$597 million) with a 34% annual increase year over year. These deposits represent 9% of the Bank’s total deposits.

It is also important to mention that in 2011 the Bank returned to the capital markets, successfully placing the first issuance of corporate bonds under its US$500 million global program, aimed at funding business growth. The total amount issued exceeded Ps.185 million. In January 2012, the second issuance took place; also registering high demand, showing the investor support and allowing the Bank to increase the offering amount from Ps.125 million to Ps.150 million; ending in Ps.148.9 million. The market’s response demonstrates the confidence that BBVA Francés enjoys, together with the expectations for growth and development anticipated for the Bank.

 In April of 2012 BBVA Frances’ Board of Directors approved the extension of the amount of the global program up to a maximum amount of US$750 million or its equivalent in another currency.

During 2013, the Bank issued the Class IV of Negotiable Obligations for an amount of Ps.250 million due in 2015 with a coupon payable every three  months at an interest rate equal to BADLAR + 3.69%. In November of 2013, the Bank issued Class VI for an amount of Ps.121.4 million, due in 18 months, with a coupon payable  every three months at an interest rate equal to BADLAR + 3.25% and Class VII of the same securities for an amount of Ps.250 million due in 36 months, with a coupon payable every three  months at an interest rate equal to BADLAR + 4.24%.

Besides, on February 11, 2014 the Bank issued its Class VIII and IX, which were subscribed for a total amount of Ps.258.9 million, due in 18 months and for Ps.145.1 million due in 36 months, respectively.

In Retail Banking, the Bank significantly strengthened its business position through a branch renovation plan, the development and implementation of the Business Management Space Project, a well-planned as through commercial campaign and profitable strategic alliances.

In Corporate & Investment Banking, the Bank continued leading the market with a very good performance not only in the credit business but also in the transactional banking services. Corporate debt issuances continued to grow, maintaining a position of leadership in the segment with 24 issuances, 41.12% more than in 2012. As a result of such growth, 25 derivatives transactions were generated by restructuring, involving coverage of rate risks for the clients.

In this constantly challenging context, during the year 2013, BBVA Francés achieved a return on equity (“ROE”) of 33% and a 4% return on assets (“ROA”). This shows its great capacity and flexibility to adapt to changing scenarios while maintaining a remarkable generation of results.

All this has been carried out with a significant improvement in satisfaction indices as regards to our clients and employees, proving once more BBVA Francés’ commitment to people.

Critical Accounting Policies (all amounts herein are expressed in thousands)

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

We are a defendant in several actions in which the petitioner claims the Government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch. As of December 31, 2013 and 2012, we estimated this contingency and it has raised allowances for the total amount.

At December 31, 2013, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly installments from April 2003. As of December 31, 2013 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2013 amounting to Ps.1,418,983. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 22.13 to Consolidated Financial Statements).

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

As already indicated herein and in Note 5.1. to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for Ps.231,100 and Ps.256,900 as of December 31, 2013 and 2012, respectively, should be recovered.

(2)	Derivative financial instruments

As explained in Notes 3.4.14. and 12 to the Consolidated Financial Statements, as of December 31, 2013 and 2012, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in Ps.19,390 and would have increased by in Ps.6,606, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2013, 2012 and 2011 would have been Ps.25,996 (loss), Ps.17,899 (income) and Ps.13,887 (loss), respectively.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in Argentina

Differences arising from the application of the accounting standards laid down by the BCRA and the professional accounting standards in force in Argentina:

(i)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by Ps.11,146 and Ps.10,636 as of December 31, 2013 and 2012, respectively.

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

Results of Operations for the Fiscal Years Ended December 31, 2013, 2012 and 2011.

Overview

Our net income for the fiscal year ended December 31, 2013 was Ps.2,024.2 million (including a loss from discontinued operations of Ps.0.7 million). This income was mainly due to a 36.44% increase in Gross Intermediation Margin; a 36.51% increase in Service Charge Income and a 31.05% decrease in Other Expenses, partially offset by a 27.40% increase in Operating Expenses; a 39.72% increase in Service Charge Expenses; a 29.70% increase in Income Tax; a 76.88% increase in Allowances for Doubtful Loans; a 11.39% decrease in Other Income and a 50.34% increase in Minority Interest in Subsidiaries (loss).

Our net income for the fiscal year ended December 31, 2012 was Ps.1,263.7 million (including a loss from discontinued operations of Ps.2.0 million). This income was mainly due to a 48.10% increase in Gross Intermediation Margin; a 29.25% increase in Service Charge Income and a 24.10% increase in Other Income, partially offset by a 30.66% increase in Operating Expenses; a 56.54% increase in Income Tax; a 121.44% increase in Other Expenses; a 31.58% increase in Service Charge Expenses; a 93.17% increase in Allowances for Doubtful Loans and a 327.74% increase in Minority Interest in Subsidiaries (loss).

Financial Income

Our Financial Income increased by 44.24% to Ps.8,243.4 million in the fiscal year ended December 31, 2013 from Ps.5,714.9 million in the fiscal year ended December 31, 2012 and increased by 49.81% in the fiscal year ended December 31, 2012 from Ps.3,814.7 million in the fiscal year ended December 31, 2011.

The Financial Income includes income from discontinued operations of Ps.8.1 million, Ps.9.7 million and Ps.249.7 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

The components of our Financial Income are reflected in the following table.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Interest on cash and due from banks	54	—	2
Interest on loans to the financial sector	282,006	256,597	136,903
Interest on overdraft	1,263,611	725,890	420,127
Interest on loans with privileged guarantees	765,576	524,182	318,584
Interest on credit card loans	995,086	625,692	361,658
Interest on other loans	2,998,569	2,187,274	1,455,611
Net income from government and private securities	352,223	640,547	493,185
Net income from options	—	255	404
Interest from other receivables from financial transactions	40,771	36,376	31,725
Indexation by benchmark stabilization coefficient (CER)	133,323	129,120	96,873
Other	1,412,190	588,988	499,613
Total	8,243,409	5,714,921	3,814,685

The increase in Financial Income during the fiscal year ended December 31, 2013 was mainly due to an increase in other financial income, interest on other loans, interest on overdraft, interest on credit card loans, interest on loans with privileged guarantees, interest on loans to the financial sector, interest from other receivables from financial transactions, indexation by benchmark stabilization coefficient (CER) and interest in cash and due from banks. These increases were partially offset by a decrease in net income from government and private securities and net income from options. This variation reflected an increase in average volume of assets and increase in nominal interest rate of interest earning assets.

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

	December 31, 2013 vs. December 31, 2012 Increase (Decrease)	December 31, 2012 vs. December 31, 2011 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	1,405,617	713,253
average nominal rates of interest-earning assets	726,606	1,213,343
the volume and average nominal rates of interest-earning assets	945	(370)
Net Change	2,133,168	1,926,226

Financial Expenses

Financial Expenses increased by 58.12% to Ps.3,253.8 million in the fiscal year ended December 31, 2013 from Ps.2,057.9 million in the fiscal year ended December 31, 2012 and increased by 52.96% from Ps.1,345.5 million in the fiscal year ended December 31, 2011.

The Financial Expenses discussed above include income from discontinued operations of Ps.3.0 million, Ps.3.3 million and Ps.10.3 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

The components of our Financial Expenses are reflected in the following table.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Interest on savings deposits	14,772	11,148	9,183
Interest on time deposit (1)	2,373,222	1,526,967	1,045,268
Interest from other liabilities from financial transactions	171,607	123,289	34,054
Indexation by benchmark stabilization coefficient (CER)	104	157	168
Other	694,105	396,310	256,730
Total	3,253,810	2,057,871	1,345,403

(1) Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.577.2 million, Ps.341.4 million and Ps.211.2 million as of December 31, 2013, 2012 and 2011, respectively.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2013, 2012 and 2011 due to increases in the volume of time deposit, checking accounts and savings deposits.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases in nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2013 vs. December 31, 2012 Increase / (Decrease)	December 31, 2012 vs. December 31, 2011 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	465,873	268,771
average nominal rates of interest-bearing liabilities	500,923	311,165
the volume and average nominal rates of interest-bearing liabilities	(1,315)	21
Net Change	965,481	579,957

Our average interest-bearing liabilities increased by 21.02% from Ps.22,363 million in fiscal year 2012 to Ps.27,064 million in the fiscal year ended December 31, 2013. This increase was mainly attributable to increases in time deposits, borrowings from other financial entities, other liabilities, borrowing from the Central Bank, savings accounts and corporate bonds.

Average dollar-denominated time deposits decreased by 22.54% from Ps.1,460.4 million in the fiscal year ended December 31, 2012 to Ps.1,131.3 million in the fiscal year ended December 31, 2013 and average peso-denominated time deposits increased by 34.25% from Ps.11,201.2 million in the fiscal year ended December 31, 2012 to Ps.15,037.1 million in the fiscal year ended December 31, 2013. Average dollar-denominated borrowings from other financial entities decreased by 77.41% from Ps.501.1 million in the fiscal year ended December 31, 2012 to Ps.113.2 million in the fiscal year ended December 31, 2013 and average peso-denominated borrowings from other financial entities increased by 113.73% from Ps.11.0 million in the fiscal year ended December 31, 2012 to Ps.23.6 million in the fiscal year ended December 31, 2013 due to exchange regulations.

Our average interest-bearing liabilities increased by 18.58% from Ps.18.9 billion in fiscal year 2011 to Ps.22.4 billion in the fiscal year ended December 31, 2012. This increase was mainly attributable to increases in savings accounts, time deposits, borrowing from the Central Bank, borrowings from other financial entities, corporate bonds and other liabilities. Average dollar-denominated savings accounts decreased by 28.37% from Ps.2,671.6 million in the fiscal year ended December 31, 2011 to Ps.1,913 million in the fiscal year ended December 31, 2012 due to the new regulations and average peso-denominated savings accounts increased by 29.31% from Ps.4,784.5 million in the fiscal year ended December 31, 2011 to Ps.6,187.0 million in the fiscal year ended December 31, 2012. Average dollar-denominated time deposits decreased by 23.89% from Ps.1,918.8 million in the fiscal year ended December 31, 2011 to Ps.1,460.4 million in the fiscal year ended December 31, 2012 due to the new regulations and average peso-denominated time deposits increased by 25.00% from Ps.8,951.3 million in the fiscal year ended December 31, 2011 to Ps.11,189.0 million in the fiscal year ended December 31, 2012.

See “Item 4. Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.4,989.6 million in the fiscal year ended December 31, 2013 represented a 36.44% increase over our Gross Intermediation Margin of Ps.3,657.1 million in the fiscal year ended December 31, 2012 which in turn represented a 48.10% increase over our Gross Intermediation Margin of Ps.2,469.3 million in the fiscal year ended December 31, 2011.

The Gross Intermediation Margin discussed above includes gains from discontinued operations of Ps.11.2 million, Ps.13.0 million and  Ps.260.0 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

The following table sets forth the changes in our Gross Intermediation Margin:

	December 31, 2013 vs. December 31, 2012 Increase (Decrease)	December 31, 2012 vs. December 31, 2011 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	939,744	444,482
average nominal rates of interest-earning assets and interest-bearing liabilities	225,683	902,178
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	2,260	(391)
Net Change	1,167,687	1,346,269

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2013 was principally due to an increase in the volume of interest-bearing liabilities and interest-earning assets and an increase of average nominal rates of interest-bearing liabilities and interest-earning assets. This increase was partially offset by a decrease in the yield spread (nominal basis) from 7.99% in the fiscal year ended December 31, 2012 to 7.82% in the fiscal year ended December 31, 2013.

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2012 was principally due to an increase in the yield spread (nominal basis) from 5.69% in the fiscal year ended December 31, 2011 to 7.99% in the fiscal year ended December 31, 2012, an increase in the volume of interest-bearing liabilities and interest-earning assets and an increase of average nominal rates of interest-bearing liabilities and interest-earning assets.

See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Allowance for Loan Losses

Loan loss provisions totaled Ps.453.3 million in the fiscal year ended December 31, 2013, a 76.88% increase over Ps.256.3 million in the fiscal year ended December 31, 2012, which in turn represents a 93.17% increase over Ps.132.7 million in the fiscal year ended December 31, 2011. During 2013, the system continued to show signs of deterioration as a result of inflation increase and the consequent loss of salaries purchasing power and the increase on investments being unable to mitigate the rise in the ratio of arrears or the increase in expected losses. The increase in fiscal year ended December 31, 2012 was mainly due to an increase in the NPL rate. During 2012 the impact of the inflation rate along with the delay in the resolution of certain collective bargaining agreements caused an increase in the NPL ratio, resulting in an increase of the expected losses within the consumer portfolio.

Our non-performing loan portfolio amounted to Ps.284.3 million at December 31, 2013, representing a 51.28% increase over Ps.187.9 million at December 31, 2012 which in turn represented a 78.26% increase over Ps.105.4 million at December 31, 2011.

The non-performing loan portfolio ratio increased to 0.76% at December 31, 2013 from 0.65% at December 31, 2012, which had  increased from 0.45% at December 31, 2011.

The chart below show how during 2013 the probability of default increased within the loan portfolio for the reason discussed above.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.3,453.8 million for the fiscal year ended December 31, 2013, Ps.2,530.2 million for the fiscal year ended December 31, 2012 and Ps.1,957.6 million for the fiscal year ended December 31, 2011. The fiscal year 2013 amount represented a 36.51% increase from the amount earned in fiscal year 2012. The fiscal year 2012 amount represented a 29.25% increase from the amount earned in fiscal year 2011.

The Service Charge Income discussed above includes a loss from discontinued operations of Ps.0.1 million for the fiscal year ended December 31, 2011.

The following table provides a breakdown of our Service Charge Income by category.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Service charges on deposit accounts	818,194	680,052	554,365
Credit card operations	1,175,530	804,853	578,716
Other fees related to foreign trade	102,108	87,923	87,604
Credit-related fees	458,871	275,209	185,854
Fund management fees	57,617	38,181	32,560
Capital markets and securities activities	46,928	19,539	24,617
Rental of safety deposit boxes	110,934	95,101	75,798
Fees related to guarantees	1,475	1,181	1,394
Insurance agency	345,889	250,370	138,524
Other	336,304	277,788	278,157
Total	3,453,850	2,530,197	1,957,589

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 22.67% from Ps.554.4 million in the fiscal year ended December 31, 2011 to Ps.680.1 million in the fiscal year ended December 31, 2012 and further increased by 20.31% to Ps.818.2 million at December 31, 2013. The increases in the fiscal years 2013 and 2012 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2013 we had 2,658,673 deposit accounts compared to 2,452,015 of such accounts at December 31, 2012 and compared to 2,253,532 of such accounts at December 31, 2011.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 46.06% to Ps.1,175.5 million in the fiscal year ended December 31, 2013 from Ps.804.9 million in the fiscal year ended December 31, 2012 which in turn increased by 39.08% to Ps.578.7 million in fiscal year ended December 31, 2011. The increases in the fiscal years 2013 and 2012 were mainly due to increases in activity, in the use of credit cards and in the volume of credit cards issued. At December 31, 2013, the total number of credit cards we issued amounted to 2,648,187 compared to 2,368,605 at December 31, 2012 and 2,024,038 at December 31, 2011.

Other fees related to foreign trade increased by 0.36% from Ps.87.6 million in the year ended December 31, 2011 to Ps.87.9 million in the year ended December 31, 2012 and increased by 16.13% to Ps.102.1 million in the year ended December 31, 2013. The slight increase in the fiscal year 2013 was mainly due to increase in fees charged for transfers abroad but it did not registered a significant variation for the fiscal year ended December 31, 2012.

Credit related fees increased by 48.08% from Ps.185.9 million in the fiscal year ended December 31, 2011 to Ps.275.2 million in the year ended December 31, 2012 and further increased by 66.74% to Ps.458.9 million in the fiscal year ended December 31, 2013. These increases were mainly due to the increase of new loans granted by our subsidiary PSA Finance for the purchase of new and second-hand cars.

Fees related to fund management increased by 17.26% from Ps.32.6 million in the fiscal year ended December 31, 2011 to Ps.38.2 million in the fiscal year ended December 31, 2012 and increased by 50.90% to Ps.57.6 million in the fiscal year ended December 31, 2013, owed principally to the increase in volume of securities traded by the Bank and its subsidiary BBVA Francés Asset Management.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”. Income from capital markets and securities activities decreased by 20.63% from Ps.24.6 million in the fiscal year ended December 31, 2011 to Ps.19.5 million in the fiscal year December 31, 2012 and increased by 140.18% to Ps.46.9 million in the fiscal year ended December 31, 2013, mainly due to the increase in securities trading.

Rental of safety deposit boxes increased by 25.47% from Ps.75.8 million in the fiscal year December 31, 2011 to Ps.95.1 million in the fiscal year ended December 31, 2012 and increased by 16.65% to Ps.110.9 million in the fiscal year ended December 31, 2013. These increases were mainly due to the increase in prices of the service.

Fees related to guarantees decreased by 15.28% from Ps.1.4 million in the fiscal year ended December 31, 2011 to Ps.1.2 million in the fiscal year ended December 31, 2012 and increased by 24.89% to Ps.1.5 million in the fiscal year ended December 31, 2013. The variations of this item reflect the activity in this line of products.

Fees related to insurance agency increased by 80.74% from Ps.138.5 million in the fiscal year ended December 31, 2011 to Ps.250.4 million in the fiscal year ended December 31, 2012 and increased by 38.15% to Ps.345.9 million in the fiscal year ended December 31, 2013. The increases of this item reflect more commission generated by the sale of assurance products.

Other service charge income decreased by 0.13% from Ps.278.2 million in the fiscal year ended December 31, 2011 to Ps.277.8 million in the fiscal year ended December 31, 2012 and increased by 21.06% to Ps.336.3 million in the fiscal year ended December 31, 2013, mainly due to an increase in fees for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees related to credit and debit cards and taxes on service charge income, increased by  39.72% to Ps.955.3 million at December 31, 2013 from Ps.683.7 million at December 31, 2012, which increased by 31.58% from Ps.519.6 million in the fiscal year ended December 31, 2011, mainly as result of the increase in commissions paid for promotion with credit cards.

Operating Expenses

Our operating expenses increased by 27.40% to Ps.3,900.5 million in the fiscal year ended December 31, 2013 from Ps.3,061.7 million in the fiscal year ended December 31, 2012, which increased by 30.66% from Ps.2,343.2 million in the fiscal year ended December 31, 2011.

The Operating Expenses discussed above include a loss from discontinued operations of Ps.18.5 million, Ps.22.0 million and Ps.63.7 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

Operating expenses increased in fiscal year 2013 mainly because of increases in: (i) personnel expenses, (ii) taxes, (iii) other operating expenses, (iv) credit card advertising and issuance expenses, (v) maintenance and repairs, (vi) rentals, (vii) fees and external administrative service, (viii) staff welfare expenses, (ix) depreciation of Bank premises and equipment, (x) advertising and promotion, (xi) amortization of organization and development expenses, (xii) utilities, (xiii) business travel and development expenses and (xiv) courier transportation.

The components of our Operating Expenses are reflected in the following table:

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Personnel expenses	1,896,881	1,532,772	1,195,631
Fees and external administrative services	152,213	127,367	83,213
Taxes	332,441	229,227	176,353
Utilities	66,023	58,458	41,221
Depreciation of Bank property and equipment	100,766	86,813	65,070
Credit card advertising and issuance expense	268,221	175,959	130,349
Courier transportation	61,254	60,930	42,076
Advertising and promotion (excluding credit card advertising)	146,868	133,642	108,965
Maintenance and repairs	183,157	130,202	97,602
Business travel and development	26,359	22,098	14,447
Staff welfare	62,707	48,619	33,328
Amortization of organization and development expenses	48,997	40,744	28,937
Rentals	159,786	118,726	101,441
Other	394,796	296,151	224,567
Total	3,900,469	3,061,708	2,343,200

The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 23.75% to Ps.1,896.9 million in the fiscal year ended December 31, 2013 from Ps.1,532.8 million in the fiscal year ended December 31, 2012, which in turn increased by 28.20% from Ps.1,195.6 in the fiscal year ended December 31, 2011, principally as result of increases in salaries (which include payroll, termination payments and bonuses).

The number of our full-time employees increased from 5,011 in the fiscal year ended December 31, 2011 to 5,146 in the fiscal year ended December 31, 2012 which in turn increased to 5,222 in the fiscal year ended December 31, 2013 (not including 11 employees, 12 employees and 12 employees from non-banking subsidiaries at December 31, 2013, 2012 and 2011, respectively).

Taxes, other than income tax, increased by 45.03% to Ps.332.4 million in the fiscal year ended December 31, 2013 from Ps.229.2 million in the fiscal year ended December 31, 2012 which in turn increased by 29.98% from Ps.176.4 million in the fiscal year ended December 31, 2011. The increase in fiscal year 2013 was mainly due to tax liability associated with the down payment for the acquisition of the new headquarters, also the increase in fiscal year 2012 was mainly due to an increase in activity.

Other operating expenses increased by 33.31% to Ps.394.8 million in the fiscal year ended December 31, 2013 from Ps.296.2 million at December 31, 2012 which in turn increased by 31.88% from Ps.224.6 million in the fiscal year ended December 31, 2011. The increase in fiscal years 2013 and 2012 was mainly due to the increases in costs related with value carriers.

Credit card advertising and issuance expenses increased by 52.43% to Ps.268.2 million in the fiscal year ended December 31, 2013 from Ps.176.0 million in the fiscal year ended December 31, 2012 which in turn increased by 34.99% from Ps.130.3 million in the fiscal year ended December 31, 2011. The increases in both fiscal years were mainly due to campaigns related to credit cards.

Maintenance and repairs expenses increased by 40.67% to Ps.183.2 million in the fiscal year ended December 31, 2013 from Ps.130.2 million in the fiscal year ended December 31, 2012 and increased by 33.40% from Ps.97.6 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were mainly due to the higher maintenance and repairs costs.

Rentals expenses increased by 34.58% to Ps.159.8 million in the fiscal year ended December 31, 2013 from Ps.118.7 million in the fiscal year ended December 31, 2012 which in turn increased by 17.04% from Ps.101.4 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were mainly due to the higher rental costs. As of December 31, 2013 our branch network consisted of 245 branches, of which 111 were located in properties we own and 134 were located in properties we lease.

Fees and external administrative services increased by 19.51% to Ps.152.2 million in the fiscal year ended December 31, 2013 from Ps.127.4 million at December 31, 2012 which in turn increased by 53.06% from Ps.83.2 million in the fiscal year ended December 31, 2011. The variations in this item during fiscal years 2013 and 2012 were related with the cost of services and fluctuations in the cost of hiring external resources.

Staff welfare expenses increased by 28.98% to Ps.62.7 million in the fiscal year ended December 31, 2013 from Ps.48.6 million in the fiscal year ended December 31, 2012 which in turn increased by 45.88% from Ps.33.3 million in the fiscal year ended December 31, 2011. The variations in this item reflect the grant in other personnel benefits.

Depreciation of Bank property and equipment increased by 16.07% to Ps.100.8 million in the fiscal year ended December 31, 2013 from Ps.86.8 million in the fiscal year ended December 31, 2012 which in turn increased by 33.41% from Ps.65.1 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were the result of additions to the Bank’s properties and equipment.

Advertising and promotion fees increased by 9.90% to Ps.146.9 million in the fiscal year ended December 31, 2013 from Ps.133.6 million at December 31, 2012 and increased by 22.65% from Ps.109.0 million in the fiscal year ended December 31, 2011. The variations in this item were mainly due to an increase of advertising expenses of credit products together with the sponsoring expenses of football during the fiscal years ended December 31, 2013 and 2012.

Amortization of organization and development expenses increased by 20.26% to Ps.49.0 million in the fiscal year ended December 31, 2013 from Ps.40.7 million in the fiscal year ended December 31, 2012 which in turn increased by 40.80% from Ps.28.9 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were caused by additions of this type of assets in both fiscal years.

Utilities costs increased by 12.94% to Ps.66.0 million in the fiscal year ended December 31, 2013 from Ps.58.5 million at December 31, 2012 which in turn increased by 41.82% from Ps.41.2 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were mainly due to an increase in the general level of activity of the Bank.

Business travel and development increased by 19.28% to Ps.26.3 million in the fiscal year ended December 31, 2013 from to Ps.22.1 million at December 31, 2012 which in turn increased by 52.96% from Ps.14.4 million in the fiscal year ended December 31, 2011. The increases in 2013 and 2012 were due to an increase in travel and numbers of delegations sent abroad.

Courier transportation increased by 0.53% to Ps.61.2 million at December 31, 2013 from Ps.60.9 million in the fiscal year ended December 31, 2012 which in turn increased by 44.81% from Ps.42.1 million in the fiscal year ended December 31, 2011. The increases in fiscal years 2013 and 2012 were mainly due to increases in the cost of the service.

Other Income

Other Income decreased by 11.39% to Ps.361.5 million at December 31, 2013 from Ps.408.0 million at December 31, 2012 which in turn increased by 24.10% from Ps.328.8 million at December 31, 2011.

The Other Income discussed above includes an income from discontinued operations of Ps.7.1 million, Ps.5.4 million and Ps.78.7 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

The decrease in the fiscal year 2013 was mainly due to a decrease in deferred income tax and a 98.91% decrease in gain from the sale of premises and equipment and other assets because of the sale of the building of Consolidar AFJP and Consolidar Retiro during 2012. This was partially offset by a 110.70% increase in loans recovered and reversals of allowances; a 118.70% increase in other income; a 34.70% increase in long-term investments; a 23.40% increase in adjustment and interest for other receivables and a 59.71% increase in punitive interest.

The increase in the fiscal year 2012 was mainly due to a 211.42% increase in deferred income tax; a 1,926.88% increase in gain from the sale of premises and equipment and other assets because of the sale of the building of Consolidar AFJP and Consolidar Retiro on Independencia 169 and a 331.13% increase in adjustment and interest for other receivables. These increases were partially offset by a 63.83% decrease in others income; a 35.60% decrease in long-term investments and a 17.63% decrease in loans recovered and reversals of allowances.

Other Expenses

Other Expenses decreased by 31.05% to Ps.295.8 million at December 31, 2013 from Ps.429.0 million at December 31, 2012 and increased by 121.44% from Ps.193.7 million in the fiscal year ended December 31, 2011.

The Other Expenses include a loss from discontinued operations of Ps.0.1 million and Ps.198.5 million for the fiscal years ended December 31, 2013 and 2011, respectively.

The decrease in the fiscal year ended December 31, 2013 was mainly due to a 58.69% decrease in charge for uncollectibility of other receivables and other allowances (from Ps.351.5 million in fiscal year ended December 31, 2012 to Ps.166.3 million in fiscal year ended December 31, 2013), mainly because the Bank recorded a loss for deferred tax in the fiscal year ended December 31, 2013. This was partially offset by a 65.00% increase in other expenses (from Ps.40.0 million in the fiscal year ended December 31, 2012 to Ps.65.9 million in the fiscal year ended December 31, 2013), mainly due to the accounting for a deferred tax loss offset by the same amount recorded in Loans recovered and reversals of allowances in Other Income; a 110.23% increase in depreciation on differences paid on constitutional protection action (from Ps.19.3 million in the fiscal year ended December 31, 2012 to Ps.40.5 million in the fiscal year ended December 31, 2013); a 44.54% increase in incidences (from Ps.6.2 million in the fiscal year ended December 31, 2012 to Ps.9.0 million in the fiscal year ended December 31, 2013) and a 17.17% increase in donations (from Ps.11.6 million in the fiscal year ended December 31, 2012 to Ps.13.6 million in the fiscal year ended December 31, 2013).

The increase in the fiscal year ended December 31, 2012 was mainly due to a 174.37% increase in provisions for other receivables and other allowances (from Ps.128.1 million in fiscal year ended December 31, 2011 to Ps.351.5 million in fiscal year ended December 31, 2012); a 92.36% increase in other expenses (from Ps.20.8 million in the fiscal year ended December 31, 2011 to Ps.40.0 million in the fiscal year ended December 31, 2012); a 36.00% increase in incidences (from Ps.4.6 million in the fiscal year ended December 31, 2011 to Ps.6.2 million in the fiscal year ended December 31, 2012) and a 13.77% increase in donations (from Ps.10.2 million in the fiscal year ended December 31, 2011 to Ps.11.6 million in the fiscal year ended December 31, 2012), partially offset by a 32.26% decrease in depreciation on differences paid on constitutional protection action (from Ps.28.4 million in the fiscal year ended December 31, 2011 to Ps.19.3 million in the fiscal year ended December 31, 2012).

Income Tax

Income Tax expenses were Ps.1,121.5 million in the fiscal year ended December 31, 2013, representing a 29.70% increase from Ps.864.7 million in the fiscal year ended December 31, 2012 which in turn represented a 56.54% increase from Ps.552.4 million in the fiscal year ended December 31, 2011. The increase in fiscal year 2013 was mainly due to sales of the portfolio of BONAR XIV and a higher profit before tax. The increase in fiscal year 2012 was mainly due to an increase in the fiscal valuation of certain government securities and the fiscal impact for the sale of the building of Consolidar AFJP and Consolidar Retiro and the sale of Consolidar ART.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	December 31,
	2013	2012	2011
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	3,200,118	2,164,550	1,566,397
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	1,120,041	757,593	548,239
Deferred tax	9,030	(51,555)	(16,555)
Tax-exempt income	(94,999)	(62,503)	(66,222)
Allowances on deferred tax assets	(9,030)	51,555	16,555
Other	96,418	169,586	70,341
Income tax loss	1,121,460	864,676	552,358
Income tax loss, net	1,121,460	864,676	552,358
Actual income tax	(1,121,460)	(864,676)	(552,358)
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

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

Minority interest in subsidiaries

Losses on minority interest were Ps.54.4 million, Ps.36.2 million and Ps.8.5 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. These variations were mainly due to the changes in net income of Consolidar Group, for which we held, for the fiscal years ended December 31, 2013, 2012 and 2011, a 53.89% interest in Consolidar AFJP (undergoing liquidation proceedings) and a 50% interest in PSA Compañía Financiera.

Financial Condition

Total Assets

At December 31, 2013 we had total assets of Ps.58,523.6 million, which represented a 30.68% increase from Ps.44,784.6 million as of December 31, 2012.

The increase was mainly due to a 27.99% increase in loans net of allowances (from Ps.28,493.4 million at December 31, 2012 to Ps.36,468.2 million at December 31, 2012); a 49.53% increase in cash and due from banks (from Ps.8,614.9 million at December 31, 2012 to Ps.12,881.8 million at December 31, 2013); a 60.13% increase in receivables from financial leases (from Ps.1,110.2 at December 31, 2012 to Ps.1,777.8 million at December 31, 2013); a 1,837.76% increase in other assets (from Ps.34.1 million at December 31, 2012 to Ps.660.0 million at December 31, 2013); a 66.71% increase in other receivables from financial transactions (from Ps.700.9 million at December 31, 2012 to Ps.1,168.5 million at December 31, 2013); a 27.64% increase in other receivables (from Ps.834.6 million at December 31, 2012 to Ps.1,065.3 million at December 31, 2013); a 13.71% increase in bank premises and equipment (from Ps.620.0 million at December 31, 2012 to Ps.705.0 million at December 31, 2013); a 44.28% increase in investments in other companies (from Ps.146.0 million at December 31, 2012 to Ps.210.6 million at December 31, 2013) and a 2.92% increase in intangible assets (from Ps.117.3 million at December 31, 2012 to Ps.120.7 million at December 31, 2013) partially offset by a 15.65% decrease in government and private securities (from Ps.4,101.8 at December 31, 2012 to Ps.3,459.9 million at December 31, 2013) and a 51.03% decrease in suspense items (from Ps.10.8 million at December 31, 2012 to Ps.5.3 million at December 31, 2013).

Total Liabilities and Stockholders’ Equity

At December 31, 2013, we had total liabilities and minority interests in subsidiaries of Ps.51,367.4 million representing a 29.54% increase from the Ps.39,652.6 million at December 31, 2012.

The increase was mainly due to a 28.08% increase in deposits (from Ps.34,165.1 million at December 31, 2012 to Ps.43,759.5 million at December 31, 2013); a 50.47% increase in other liabilities from financial transactions (from Ps.3,285.1 million at December 31, 2012 to Ps.4,943.3 million at December 31, 2013); a 23.52% increase in other liabilities (from Ps.1,419.2 million at December 31,

2012 to Ps.1,753.0 million at December 31, 2013); a 9.98% increase in allowances (from Ps.645.0 million at December 31, 2012 to Ps.709.3 million at December 31, 2013); a 46.12% increase in minority interests in subsidiaries (from Ps.118.0 million at December 31, 2012 to Ps.172.4 million at December 31, 2013) and a 48.33% increase in suspense items (from Ps.20.0 million at December 31, 2012 to Ps.29.7 million at December 31, 2013).

Stockholders’ equity increased from Ps.5,131.9 million at December 31, 2012 to Ps.7,156.2 million at December 31, 2013. The 39.44% increase reflected net income for the year (Ps.2,024.3 million) and the increases in legal and facultative reserves by Ps.252.8 million and Ps.1,010.9 million, respectively, both of them with counterpart in retained earnings.

Significant changes in financial condition

The application of the new regulations issued by the BCRA, relating to minimum cash requirements as of the end of year 2013, which eliminated the possibility of integrating reserves with cash balances, we recorded an increase in cash and due from bank – BCRA. This increase was partially offset by a reduction in reserves depending on where the entities have located their branches and mandatory grant loans to the MiPyMEs sector. The increase in the Bank account at the Central Bank was partially offset by a decrease in the amount of public and private securities, specifically with regard to instruments issued by the BCRA.

The loans portfolio to the private sector totaled Ps.35,278.6 million at December 31, 2013, representing an increase of 28.3% compared to the previous twelve months. Both consumer loans and for small and medium businesses grew by 41.2% and by 34%, respectively. The corporate banking loans increased by 8.5% mainly due to increases in financial loans and advances partially offset by the decline in funding for foreign trade operations. The “Line of credit for productive investment” of the Central Bank provides that certain financial institutions must allocate 50% of an amount at least equal to 5% of their deposits to fund certain investment projects to MiPyMEs at an annual rate of 15.25% for a minimum period of 36 months. This segment was crucial not only for placement of loans but also for  leasing activities.

Other assets also increased strongly as result of the agreement signed by the Bank in July 2013 for the purchase of a building to be built where the “ Torre BBVA” will operate with the aim of unifying the central areas of the Bank.

Our deposits increased during 2013 in line with the growth shown by the Argentine financial system. Both time deposits as savings and current account registered a significant growth during 2013, of 41.54%, 21.41% and 13.14%, respectively. Peso deposits increased by 27.37% in the last twelve months and those in foreign currency were up 34.33% over the same period.

Meanwhile the item Other liabilities from financial transaction also recorded an increase in the last year mainly due to the issuance of new series of bonds, both by the Bank and its subsidiary PSA Finance. At December 31, 2013, the outstanding of principal and accrued interest amounts to Ps.1,235,287, while at December 31, 2012 was Ps.663,961.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 37.34%, 30.82% and 40.86% at December 31, 2013, 2012 and 2011, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2013 totaled Ps.43,759.5 million.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the implementation of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for another five years by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$300,000,000 to US$500,000,000 and from US$500,000,000 to US$750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to Ps.250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the grant of personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of Ps.300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to Ps.300,000,000. On July 31, 2013, the Bank issued additional Corporate Bonds, which were fully subscribed in for Ps.250,000,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to reimburse time deposits.

On August 8, 2013, the Bank approved the issuance of Classes 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On November 8, 2013, the Bank issued Classes 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for Ps.121,357,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 3.25% per annum, with quarterly interest payments and for Ps.250,000,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

As of December 31, 2013 and 2012, the outstanding principal and accrued interest amounted to Ps.644,164 (in connection with Classes 4, 6 and 7 of the Corporate Bonds) and Ps.341,395 (in connection with Classes 1 and 2 of the Corporate Bonds), respectively.

Besides, on November 26, 2013, the Bank approved the issuance of Classes 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On February 11, 2014, the Bank issued Classes 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for Ps.258,880,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 3.8% per annum, with quarterly interest payments and for Ps.145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus a spread of a nominal 4.7% per annum, with quarterly interest payments, respectively.

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

In addition, our subsidiary PSA Finance, has a program to issue Corporate Bonds. At December 31, 2013 the outstanding principal and accrued interest amounted to Ps.597,435.

Capital Resources

The capital stock of the Bank as of December 31, 2009 consisted of 536,361,306 Ordinary Shares, par value Ps.1.00 each, all of which were issued and available to stockholders.

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

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved a preliminary merger agreement, the consolidated financial statements for purposes of the merger as of December 31, 2011 and the shares’ exchange ratio

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Inversora Otar.

In addition, immediately after the above-mentioned capital increase, BBVA Francés cancelled the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction derived from the merger.

As at December 31, 2013 the Bank’s stock capital consisted of 536,877,850 ordinary shares.

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

During 2013, the gap generated by the mismatch form assets accrued by CER and Liabilities accrued at a fixed rate in pesos declined considerable. Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, while most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2013
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	11,395,626	—	—	—	—	11,395,626
Government securities	1,026,421	530,156	1,440,501	327,613	70,526	3,395,217
Corporate bonds	3,077	324	—	—	—	3,401
Loans (1)	18,659,017	8,265,185	10,087,882	111,735	66,838	37,190,657
Total	31,084,141	8,795,665	11,528,383	439,348	137,364	51,984,901
Interest-bearing liabilities
Deposits	28,555,388	639,733	3,248	—	—	29,198,369
Corporate bonds	1,126,677	64,084	—	—	—	1,190,761
Due to other banks	2,159,353	688,037	421,709	—	—	3,269,099
Total	31,841,418	1,391,854	424,957	—	—	33,658,229
Asset/liability gap	(757,277)	7,403,811	11,103,426	439,348	137,364	18,326,672
Cumulative sensitivity gap	(757,277)	6,646,534	17,749,960	18,189,308	18,326,672
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.46)%	12.79%	34.14%	34.99%	35.25%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2013
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	6,180,483	—	—	—	—	6,180,483
Government securities	1,026,421	530,156	610,818	327,613	28,226	2,523,234
Corporate bonds	3,077	324	—	—	—	3,401
Loans (1)	17,834,447	7,973,030	10,070,212	111,735	66,838	36,056,262
Total	25,044,428	8,503,510	10,681,030	439,348	95,064	44,763,380
Interest-bearing liabilities:
Deposits	25,727,133	503,219	3,248	—	—	26,233,600
Corporate bonds	1,126,677	64,084	—	—	—	1,190,761
Due to other banks	1,536,086	688,037	421,709	—	—	2,645,832
Total	28,389,896	1,255,340	424,957	—	—	30,070,193
Asset/liability gap	(3,345,468)	7,248,170	10,256,073	439,348	95,064	14,693,187
Cumulative sensitivity gap	(3,345,468)	39,002,702	14,158,775	14,598,123	14,693,187
Cumulative sensitivity gap as a percentage of total interest-earning assets	(7.47)%	8.72%	31.63%	32.61%	32.82%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2013
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	5,215,143	—	—	—	—	5,215,143
Government securities	—	—	829,683	—	42,300	871,983
Loans (1)	824,570	292,155	17,670	—	—	1,134,395
Total	6,039,713	292,155	847,353	—	42,300	7,221,521
Interest-bearing liabilities:
Deposits	2,828,255	136,514	—	—	—	2,964,769
Due to other banks	623,267	—	—	—	—	623,267
Total	3,451,522	136,514	—	—	—	3,588,036
Asset/liability gap	2,588,191	155,641	847,353		42,300	3,633,485
Cumulative sensitivity gap	2,588,191	2,743,832	3,591,185	3,591,185	3,633,485
Cumulative sensitivity gap as a percentage of total interest-earning assets	35.84%	38.00%	49.73%	49.73%	50.31%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2013, our total foreign exchange-denominated asset position was Ps.8,152.2 million and our total foreign exchange-denominated liability position was Ps.5,661.7 million, resulting in a net asset currency position of Ps.2,490.5 million.

For a description of the changes in the exchange rates since December 2008, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina” and Note 21.11 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2013, we had consolidated excess capital of Ps.3,115.3 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.7,080.2 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2012, we had consolidated excess capital of Ps.1,698.6 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.5,289.9 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2013, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2013, 2012 and 2011, our stockholders’ equity was Ps.7,156.2 million, Ps.5,131.9 million and Ps.3,868.3 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 11.89%, 10.74% and 10.64%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2013, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	December 31,
	2013 (4)		2012 (4)		2011 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	3,021,381		2,197,281		1,768,090
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—		187,326		144,648
Interest rate risk	—		430,744		373,642
Public sector and securities in investment account	—		73,005		73,534
A- Minimal exigency by adds up risks	3,021,381		2,888,356		2,359,914

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	1,220,271		423,923		400,000

Maximum between A and B	3,021,381		2,888,356		2,359,914
Market risk	84,243		37,238		72,925
Operational risk	859,279		665,751		—
Required minimum capital under Central Bank rules	3,964,903		3,591,345		2,432,839

Basic net worth	6,595,750		3,868,256		2,862,679
Complementary net worth	421,825		1,288,507		880,599
Deductions	—		(130,741)		(141,290)
Minority interest	62,578		263,884		82,111
Total capital under Central Bank rules	7,080,153		5,289,906		3,684,099

Excess capital	3,115,250		1,698,561		1,251,260

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	11.89%		10.74%		10.64%
Total liabilities as a multiple of total stockholders’ equity	7.18	x	7.70	x	9.08	x
Cash and due from banks as a percentage of total deposits	29.44%		25.22%		21.78%
Liquid assets as a percentage of total deposits (1)(3)	37.34%		37.22%		40.86%
Loans as a percentage of total assets	62.31%		63.62%		58.65%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2013, 2012 and 2011, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank had to maintain a surplus of minimum paid-in capital amounting to at least 305,068, 105,981 and 90,689 as at December 31, 2013, 2012 and 2011, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said entity.

Market discipline

The BCRA established by Communication “A” 5394 the mandatory publication on the website  of the financial entities certain information in order to allow market participants to assess the information related to capital, risk exposures, assessment processes risk and capital adequacy of each of them. Institutions shall provide appropriate information to ensure transparency in the management and measurement of risks and the adequacy of its capital.

This standard applies to the highest level of consolidation of each entity.

Information concerning BBVA Francés is available at:

https://www.bancofrances.com.ar/tlal/jsp/ar/esp/institu/disciplina/index.jsp

U.S. and Argentine Banking GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 22 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2013, 2012 and 2011 are described below.

Under accounting rule ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method during 2013 to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets is increase by Ps.265.7 million, Ps.271.4 million and Ps.128.9 million as of December 31, 2013, 2012 and 2011, respectively. In addition, income over continued operations would have decreased by Ps.59.0 million and Ps.61.1 million at December 31, 2013 and 2011, respectively and would had increased by Ps.137.7 million as of December 31, 2012. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.17.1 million, Ps.17.4 million and Ps.19.7 million as of December 31, 2013, 2012 and 2011, respectively. On the other hand, income over discontinued operations would have decreased by Ps.0.3 million and Ps.2.3 million as of December 31, 2013 and 2012, respectively and would had increased by Ps.61.8 million as of December 31, 2011.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under accounting rule ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to decrease our net income by Ps.90.7 million, Ps.36.1 million and Ps.30.5 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our Consolidated Financial Statements over continued operations by Ps.235.4 million, Ps.144.6 million and Ps.108.5 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. These adjustments do not have effects over discontinued operations.

According to U.S. GAAP, the Bank decided to classify Government Securities as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.7.5 million, Ps.3.4 million and Ps.5.8 million as of December 31, 2013, 2012 and 2011, respectively. Our net income over continued operations would have increased by Ps.147.9 million, Ps.16.1 million and Ps.213.0 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. On the other hand, the income over discontinued operation at December 31, 2011 would had increased by Ps.101.6 million.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.307.4 million, Ps.198.0 million and Ps.180.9 million at December 31, 2013, 2012 and 2011, respectively. On the other hand, our income would have increased by Ps.109.4 million and Ps.17.0 million at December 31, 2013 and 2012, respectively and would had decreased by Ps.34.6 million for the years ended December 31, 2011. These adjustments do not have effects over discontinued operations.

During the fiscal year ended December 31, 2001, under Argentine Banking GAAP, BBVA Francés and its subsidiaries swapped Federal State Securities, bonds, treasury bills and unsecured loans at face value for Federal Government secured loans. The initial value of the certificates matched that of the prior book value as of the date of the swap. According to U.S. GAAP, non-temporary impairment affects the swapped obligations and therefore requires that, in the event that such obligations have been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation swapped and its quotation at the date of the swap, as such quotation is considered the best measure for recognizing the above mentioned impairment. The effects over discontinued operations would had increased income Ps.78.0 million for the fiscal year ended December 31, 2011.

On January 28, 2009 and February 25, 2009, the board of directors of Consolidar Cía. de Seguros de Retiro S.A. exercised the exchange option to exchange certain bonds for Argentine Government notes in pesos. The debt swap was subject to the provisions of ASC 310-30 Restructured or Refinanced Loans. According to ASC 310-30, if an investor subsequently refinances or restructures the loan, other than through a troubled debt restructuring, the refinanced or restructured loan shall not be accounted for as a new loan. According to ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, the Bank recognizes income for each fiscal year using the accretion interest method. Under U.S. GAAP the effects of adjustments over discontinued operations would had increased income for the fiscal year ended December 31, 2011 by Ps.21.6 million.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.31.0 million, Ps.29.8 million and Ps.23.7 million at December 31, 2013, 2012 and 2011, respectively. On the other hand net income over continued operations would have decreased by Ps.1.3 million, Ps.6.1 million and Ps.0.2 million at December 31, 2013, 2012 and 2011, respectively. These adjustments do not have effects over discontinued operations.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.49.7 million, Ps.38.2 million and Ps.51.9 million at December 31, 2013, 2012 and 2011, respectively. On the other hand, the income over continued operations would have decreased by Ps.11.5 million and Ps.8.1 million at December 31, 2013 and 2011, respectively and would had increased by Ps.13.7 million at December 31, 2012. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.0.4 million, Ps.0.4 million and Ps.36.7 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively. Net income over continued operations would have decreased by Ps.0.04 million and Ps.36.4 million at December 31, 2013 and 2011, respectively and would had increased by Ps.36.3 million at December 31, 2012. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.2,475.5 million and Ps.2,415.0 million at December 31, 2013 and 2012, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.156.4 million and Ps.0.9 million at December 31, 2013 and 2012, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.199.2 million and Ps.76.5 million at December 31, 2013 and 2012, respectively.

For the fiscal years ended December 31, 2010 and 2009, Consolidar Cía. de Seguros de Retiro S.A. maintain reserves accounted in Other Liabilities from Subsidiaries valued in accordance with accounting standards established by the Superintendence of Pension Fund Administrators and the National Superintendence of Insurance. Had U.S. GAAP been applied over discontinued operations income for the fiscal year ended at December 31, 2011 would had decreased by Ps.267.9 million.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2013, 2012 and 2011. On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7 at December 31, 2013, 2012 and 2011. ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million as of December 31, 2013, 2012 and 2011. These adjustments do not have effects over discontinued operations.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, the assets and liabilities over continued operations would have increased by Ps.8.2 million and Ps.25.8 million, respectively, at December 31, 2013. At December 31, 2012 the assets and liabilities over continued operations would have increased by Ps.7.8 million and Ps.1.8 million, respectively. On the other hand, income over continued operations would have decreased by Ps.23.6 million and Ps.13.9 million for the fiscal years December 31, 2013 and 2011, respectively and would had increased by Ps.17.3 million for the fiscal years ended December 31, 2012. These adjustments do not have effects over discontinued operations.

The bank maintains reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.17 to our Consolidated Financial Statements). Had U.S. GAAP been applied over continued operations, income would had decreased by Ps.34.8 million at December 31, 2011. These adjustments do not have effects over discontinued operations.

The Bank acquired Consolidar AFJP S.A. and Consolidar Cía. de Seguros de Retiro S.A.’s undivided interest in a piece of real estate. Accounting rule ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by Ps.48.6 million at December 31, 2011. On the other hand income over continued operations would have increased by Ps.48.6 million at December 31, 2012 and would have decreased by Ps.10.7 million at December 31, 2011. These adjustments do not have effects over discontinued operations.

The Bank discloses its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with accounting rule ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the consolidated balance sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s stockholders’ equity would have increased by Ps.203.4 million, Ps.119.5 million and Ps.82.7 million at December 31, 2013, 2012 and 2011, respectively. In addition, income over continued operations for the fiscal years ended at December 31, 2013, 2012 and 2011 would have increased by Ps.83.9 million, Ps.36.8 million and Ps.8.1 million, respectively. Had U.S. GAAP been applied over discontinued operations, the Bank’s stockholders’ equity would have increased by Ps.7.1 million, Ps.7.7 million and Ps.9.4 million at December 31, 2013, 2012 and 2011, respectively. In addition, income over discontinued operations for the fiscal years ended at December 31, 2013, 2012 and 2011 would have decreased by Ps.0.6 million, Ps.1.7 million and Ps.292.7 million, respectively.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2013, 2012 and 2011 would have been Ps.2,180.2 million, Ps.1,547.1 million and Ps.937.7 million, respectively. Under Argentine Banking GAAP, our net income over continued operations was Ps.2,024.9 million, Ps.1,265.6 million and Ps.946.9 million for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2013, 2012 and 2011 would have been Ps.(1.6) million, Ps.(6.0) million and Ps.(238.9) million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations was Ps.(0.7) million, Ps.(2.0) million and Ps.58.7 million for the same respective periods.

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

On November 2, 2012, Standard & Poor’s downgraded the ratings of 15 financial institutions that operate in Argentina after downgrading the sovereign rating of the State, which, in a global scale was modified to “B–” from “B” and in a local scale to “raA” from “raAA”. As a consequence, the Bank´s rating was changed to “raA” with negative outlook, being the highest rate that an Argentine bank currently has. In addition, on November 30, Fitch Ratings downgraded the rating of the Bank´s shares from 1 with stable outlook to 1 with negative outlook and its senior long term debt from AA+ (arg) to AA (arg) with negative outlook.

On September 19, 2013, Standard & Poor’s downgraded the Bank rating following the sovereign debt downgrade. The negotiable obligations global program (US$750,000,000), as well as the negotiable obligations issued within the framework of this program, were downgraded to “raBB+” with negative outlook from “raA” with negative outlook.

On November 2013, Fitch Ratings sold 70% of its capital stock to a local investor group and changed its name to “Fix SCR”. This new group will be responsible for the Bank´s local rating. As of December 31, 2013, Fix SCR made no changes to the Bank´s local ratings.

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

During 2014, the financial system will continue to be focused on further expanding the private sector lending activity, with emphasis in the middle-market and retail segment. However, no assurance can be given that credit demand will remain strong. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Item 4. Information on the Company—Business Overview”.

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2013 are explained in Notes 12 and 21.17 to the Consolidated Financial Statements.

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

Non-Financial Trusts

In addition, we act as trustee in 17 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.99.4 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 10.2. to the Consolidated Financial Statements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by Period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	4,943,260	4,081,854	860,821	585	—
Operating leases	128,014	59,221	52,708	11,751	4,334
Total	5,071,274	4,141,075	913,529	12,336	4,334

Commercial commitments
Lines of credit	453,478	453,478	—	—	—
Foreign trade acceptances	199,231	199,231	—	—	—
Guarantees	446,358	204,899	156,667	44,188	40,604
Standby repurchase obligations	180,532	180,532	—	—	—
Total	1,279,599	1,038,140	156,667	44,188	40,604

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Current Term Ends	Position as of December 31, 2013	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Jorge Carlos Bledel	December 2014	Chairman	04/19/1954
Present principal occupations: Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”);

Business experience: Vice Chairman, BBVA Francés Valores S.A. (formerly known as BBVA Francés Valores Sociedad de Bolsa S.A.“Francés Valores”); Director, Credilogros Compañía Financiera S.A. (“Credilogros”); Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Banco Francés and Retail Banking Director, BBVA Francés.

Mr. Bledel joined the staff of BBVA Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez	December 2013	Vice Chairman	05/22/1950
Present principal occupation: Director, BBVA Francés.

Business experience: Retail Banking Director, BBVA Francés; Marketing Director España and Portugal, BBVA S.A.

Mr. Tamayo Pérez was elected Director in April 2007.

Marcelo Gustavo Canestri	December 2013	Director	04/23/1953
Present principal occupations: Director, Francés Valores; Director, PSA Finance; Alternate Director, Rombo Compañía Financiera.

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés; Director.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Name	Current Term Ends	Position as of December 31, 2013	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Mario Luis Vicens	December 2014	Director	07/14/1951
Present principal occupation: Director, BBVA Banco Francés S.A.

Business experience: Executive President CEO, Asociación de Bancos de la Argentina (ABA); Director, Seguros de Depósitos S.A (SEDESA); Director, Federación Latinoamericana de Bancos Felaban; Director, Banco Sudameris; Director, Argentine Central Bank; Assistant Manager of the Planning and Financial Area and Assistant General Manager, Banco Crédito Argentino S.A; Chief Economist; Argentine Central Bank.

Mr. Vicens was elected Director in 2012.

Oscar Miguel Castro	December 2014	Director	12/04/1945
Present principal occupations: Independent Director, BBVA Francés, Zurich Argentina Cia. de Seguros S.A., Zurich Argentina Cia. de Seguros  de Retiro S.A. and Zurich Argentina Cia. de Reaseguros S.A.

Independent Consultant.

Business experience: Executive member of the Committee of Financial Services member, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Mr. Castro was elected Director in 2003.

Luis Bernardo Daniel Juango Fitero	December 2013	Director	08/24/1949	Present principal occupation: Director, BBVA Francés S.A. Business experience: President, BBVA Colombia S.A.; Regional Director, BBVA S.A. Mr. Juango Fitero was elected in 2008.

At the present date, all the members of the Board qualify as independent directors according to the independence criteria set forth by General Resolution Nr. 622 of the CNV.

The Ordinary and Extraordinary Shareholders Meeting dated April 10, 2014 re-elected (i) Mr. José Manuel Tamayo Pérez, Mr. Marcelo Gustavo Canestri and Mr. Luis Bernardo Juango Fitero, as director, for a three year period.

Executive Officers

The table below shows the names of the members of the management committee who have been our executive officers during 2013, and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

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

Supervisory Committee

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 9, 2013, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2013
	Marcelino Agustín Cornejo	December 31, 2013
	Alejandro Mosquera	December 31, 2013

Alternate	Julieta Paula Pariso	December 31, 2013
	Agustín Isola	December 31, 2013
	Daniel Oscar Celentano	December 31, 2013

As of December 31, 2013, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution Nr. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution Nr. 622 (New Text 2013), and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 10, 2014  the above mentioned members of the Supervisory Committee were appointed for a new period, which expires on December 31, 2014.

Background information

-
Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; Sociedad Comercial Del Plata S.A.; BBVA Consolidar Seguros S.A.; Bridgestone Argentina S.A.I.C.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.;.; Laboratorios Essex S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; MSD Argentina SRL (antes Schering Plough S.A.); Tavex Argentina S.A.; V.T.V. Norte S.A., Banco de Servicios Financieros S.A.; Contigo Microfinanzas S.A.; Valentín Bianchi S.A.C.I.F.; Banco Finansur S.A.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A, Consultatio Investments S.A.. He serves as an alternate member of the supervisory committee in: Compañía de Alimentos Fargo S.A., Procter & Gamble Argentina S.R.L.; Fresh Food S.A., Panificación Argentina S.A.I. y C.; Petrouruguay S.A.; Capital Foods S.A. y Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. He serves as regular manager in: Roha Argentina S.R.L. and Praj Sur América S.R.L. He serves as regular Director in: GMS Management Solutions S.A., SDMO Argentina S.A. and Tubos Argentinos S.A., Waterous International (Latin America) S.A. He serves as alternate Director in: Carl Zeiss Argentina S.A., Bimar de Argentina S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings)

-
Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Argentina Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A. Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.;; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.;  Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. e Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. He serves as an alternate member of the supervisory committee in: Sociedad Comercial del Plata S.A.; Laboratorios Essex S.A.; MSD Argentina S.A. (antes Schering Plough S.A.); Petrouruguay S.A., Contigo Microfinanzas S.A. and Consultatio Investments S.A. He serves as alternate manager in: Roha Argentina S.R.L. and Praj Sur América S.R.L. He serves as regular Director in:  Eagle Otawa Fonseca S.A., VTV Norte S.A. and Bimar de Argentina S.A. He serves as alternate director in: GDC Argentina S.A., GMS Management Solutions S.A.,  Waterous International (Latin America) S.A., Tramp Oil & Marine Argentina S.A. and World Fuel Services Argentina S.A. He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings)

-
Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of BBVA Banco Francés S.A., Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.;.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; Tubos Argentinos S.A.; V.T.V. Norte S.A.; Banco Finansur S.A.; Alimentos Valente Argentina AVA – S.A.  He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Compañía General de Combustibles S.A.; Duke Energy Cerros Colorados S.A.; Petrouruguay S.A.; Banco de Servicios Financieros S.A., Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and PSA Finance Argentina Compañía Financiera S.A.

-
Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; PSA Finance Argentina Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.

-
Agustín Isola: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of BBVA Banco Francés S.A., Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Courtage S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.;.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Tavex Argentina S.A.; Tubos Argentinos S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A., Alimentos Valente Argentina S.R.L. and Banco Finansur S.A.

-
Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of BBVA Banco Francés S.A., Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Industrial Valores S.A.;.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Tavex Argentina S.A. y Banco Finansur S.A.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of the Business Companies Law (“LC”).

Advisors

All legal advice is provided to the Bank by its own Legal Services Department.

The Bank has no financial advisors.

External Auditors

Since October 1, 2002, Deloitte & Co. S.R.L. (currently, Deloitte & Co. S.A.) acts as the Bank’s external auditor. The last appointment was approved by the Ordinary and Extraordinary Shareholders Meetings held on April 10,  2014.

According to the provisions of General Resolution Nr. 368 of the CNV (New Text 2001): the auditor of the financial statements for the fiscal year closing on December 31, 2013 was Roxana Mabel Fiasche, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 274, Page 40, and the appointed Alternate Auditor was Alberto Adolfo Allemand, who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 103,, Page 223. The Shareholders Meeting held on April 10, 2014 appointed Marcelo Alberto Bastante who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46for the fiscal year closing on December 31, 2014, and re-elected Mr. Allemand as alternate auditor for the same period.

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
Oscar Miguel Castro
Marcelo Gustavo Canestri

According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of this Audit Committee must be “independent”. Moreover, according to Decree Law Nr. 26,831 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. All the members of the Audit Committee (II) qualify as an independent director according to the independence criteria set forth by General Resolution Nr. 622 of the CNV, The powers and duties of the Audit Committee (II) are as follows:

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
Oscar Miguel Castro
Marcelo Gustavo Canestri

The Nominations and Compensation Committee was created on December 17, 2008. Its main purpose is to provide information and advice regarding the nomination and compensations of Directors and Executive Officers. Its main functions are to:

▪	establish the requirements for their appointments;

▪	approve their training programs;

▪	approve policies and criteria for the evaluation of their performances;

▪	annually inform the Board of Directors of the criteria enforced to determine their compensation; and

▪	state the policies for their promotion, layoff, suspension and retirement.

B.	Compensation

The Bank has a Nominations and Compensation Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board of directors in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of December 31, 2013 it consisted of: (i) Oscar Miguel Castro; (ii) Marcelo Gustavo Canestri; (iii) José Manuel Tamayo Pérez; (iv) Gabriel Milstein and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2013, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.58.3 million. This amount also includes compensation accrued during 2012 and paid in 2013. Compensation in the amount of Ps.20.9 million accrued during 2013 and was fully paid in 2014. We hereby confirm that disclosure of the Directors individual compensations is not required under the Argentine law. Moreover, Argentine legislation requires approval of a total amount of Director’s compensation in the Annual Ordinary Shareholders’ Meeting.

During the fiscal year ended December 31, 2013, the Bank was required to set aside Ps.2.3 million to provide defined contribution pension plans (see Note 21.14 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Computer Technology (iii) Disclosure; (iv) Asset Laundering and Terrorism Financing Prevention Committee; (iv) Internal Control Evaluation Committee, among others.

▪	Management Committee

As of December 31, 2013 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Gabriel Milstein, (v) Gustavo Fernández, (vi) Ignacio Sanz y Arcelus (vii) Juan Eugenio Rogero González, (viii) Jorge Allen, (ix) Adriana Melero and (x) Juan Alberto Estrada.

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

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently and as of December 31, 2013, consists of: (i) Gustavo Fernández, (ii) Rubén Stempellato, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme, (v) Guillermo de la Plaza and (vi) Gustavo Siciliano.

The Computer Technology Committee meets quarterly.

▪	Disclosure Committee

As of December 31, 2013, the Disclosure Committee consists of: (i) the Financial Planning Director Ignacio Sanz y Arcelus; (ii) Independent Director, Oscar Miguel Castro; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Esther Dafauce; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Planning and Efficiency Manager, Jaquelina Kuscich; and (vii) the Secretary for Investors Relations, Vanesa Bories;

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

As of December 31, 2013, the Asset Laundering and Terrorism Financing Prevention Committee consisted of: Two Directors, Mario Luis Vicens, who is Compliance Officer on Money Laundering Prevention before the Anti-Money Laundering Organism (“Unidad de Información Financiera”), and Marcelo Gustavo Canestri, the Director in charge of the Regulatory Compliance Area, Walter Vallini; Manager  in Regulatory Compliance, Christian Mozetic; and the Official in charge of  Money Laundering Prevention Area, Adriana Scorza.

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

Not fewer than five business days in advance of the meeting shall the Regulatory Compliance Director discuss with the secretary the subjects to be treated at the quarterly meeting, and the Secretary will submit the agenda to the members of the Committee

▪	Internal Control Evaluation Committee

As of December 31, 2013 the Internal Control Evaluation Committee consists of: the Regulations Compliance Manager (who acts as coordinator), the Internal Control Supervisor (who acts as vice-coordinator and secretary) , the Chief of Internal Control and New Products, the Human Resources Director, the Internal Audit Director, the Accounting Manager, the Legal Services Director and the Financial Information Internal Control Manager.

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

As of December 31, 2013, the Corporate Integrity Committee consists of: the Planning and Financial Areas Director, the Corporate Development and Transformation Director, the Legal Services Director, the Audit Director, the CIS and Security and Human Resources Director, the Corporate & Investment Banking Director, the Retail Banking Director, the Technology and Operations Director, and the Compliance Manager.

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

The Risks Management Committee is the highest committee for the management of risks in BBVA Francés and as December 31, 2013, its member are the Executive President CEO, the Risks Director, Validation and Internal Control Manager, Retail Risk Manager, Risks Company and Wholesale Manager, Risk Financial and Reporting Manager, Recuperation Manager and the Person in charge of the issue being addresses in the meeting.

Its main function is making decisions regarding risks in Argentina, for financial groups or clients regarding amounts beyond the credit powers granted to Risks Units. It also approves policies and recovery and monitoring actions, refinancing operations, etc.

▪	Human Resources Committee

As of December 31, 2013, the Human Resources Committee consists of: the Executive President or CEO, and Human Resources Director, Security and CIS,.

The main functions of this committee are:

-	to define the organization chart.

-	to approve promotions at management level.

-	to establish the guidelines for the Human Resources Policies

-	to establish salaries and incentives criteria.

-	to validate skills assessments and positions.

-	to evaluate staff benefits.

-	to set career and training plans.

▪	Corporate Assurance Committee

As of December 31, 2013, the Corporate Assurance Committee consists of the Executive Director as Chairman, Members of the Management Committee as Permanent Participants and the Secretary of the Committee, which is the Audit Director.

The main functions of this committee are:

-	Promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism.

-	Ensure the implementation and maintenance of the Corporate Assurance model within the BBVA Group entities.

-	Prioritize control weaknesses identified by the expert areas and the Internal Audit Bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions.

-	Ensure that experts activities are carried out with self-criticism and transparently.

-	Understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration.

-	Give timely follow up on agreed action plans to mitigate risks.

-	Communicate to specialists and Business Units all decisions.

-	Promote awareness of the Operational Risk Model , as well as the dissemination of Corporate Policies governing the matter.

-	Solve and take decisions regarding the operational risk, required by its materiality or importance.

-	Ensure the implementation of the Operational Risk Model and facilitate proper management for operational risks related to the BBVA Francés business.

-	Supervise the proper implementation of tools and model methodology.

-	Deal with any matter that enhances the quality and reliability of BBVA Francés internal controls and its affiliated companies.

Meetings of the Corporate Assurance Committee shall be ordinary and extraordinary. The former , will be held on a quarterly basis, summoned in advance by the Secretary. The latter, will be held when summoned  by the Secretary or upon the request of one or more members of the Committee, whenever special circumstances are so require it.

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA) Main Officer Responsible: Mr. Manuel Mansilla Alternate Officer Responsible: Mr. Gustavo Viturro

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA) Main Officer Responsible: Mr. Roberto Araujo Alternate Officer Responsible: Mr. José Luis Frete

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA. Main Responsible: Viviana Bertolami Alternate Responsible: María Alejandra García de la Paz

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA): Mr. Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA) Main Officer Responsible: Mr. Ignacio Sanz y Arcelus Alternate Officer Responsible: Mr. Martín Ezequiel Zarich

-	Responsible for Market Relations (Decree Nr. 677/01) Main Officer Responsible: Ignacio Sanz y Arcelus Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA): Mr. Mario Luis Vicens

C.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2013, 2012 and 2011:

	December 31,
	2013 (1)	2012 (1)	2011 (1)
Main office	2,426	2,393	2,324
Branches	2,796	2,753	2,687
Total	5,222	5,146	5,011

(1)	Excludes 11, 12 and 137 employees from non-banking subsidiaries as of December 31, 2013, 2012 and 2011, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2013, 1,579 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

At February 28, 2014, Marcelo Gustavo Canestri (Director), Gabriel Milstein (Human Resources, Procurement, Real Estate, General Services and Safety Director) and Gustavo Osvaldo Fernández (Technology and Operations Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2013, by each person who, to our knowledge, beneficially own more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2013
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	45.61%
BBV América SL (1)	160,061,858	29.81%
The Bank of New York Mellon (2)	47,584,374	8.86%
Administración Nacional de Seguridad Social	42,439,494	7.90%

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

On February 9, 2012 the Board of Directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies. On March 26, 2012, the Shareholders Meetings of both companies approved the merger. As a result of the merger, as from April 1, 2012, BBVA Francés acquired all the shares of Inversora Otar S.A. The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and the right to 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. In addition, immediately after the above-mentioned capital increase, BBVA Francés cancelled the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and the right to 1 vote per share, that it owns subject to the previous capital stock reduction stemming from the merger. Because of this simultaneous increase and cancelation of the shares, the total amount of the corporate capital of the Bank will remained the same, as result of the merger.

Accordingly, our capital stock at December 31, 2013 was 536,877,850 shares and BBVA maintained its equity interest in the Bank at approximately 76.00%.

On January 4, 2012 BBVA Francés was notified of the registration in the Public Registry of Commerce of Madrid of the merger between Bilbao Vizcaya América B.V. and BBV América SL, in its capacity as successor company. The merger has been carried out as part of a corporate reorganization plan of the Group. Also for a description of the merger between BBVA Francés and Inversora Otar S.A. see “Item 4. Information on the Company –History and Development of the Company”.

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

As of December 31, 2013, according to our records 14 holders of ordinary shares and 34 registered holders of ADSs (in accordance with the records of BoNY, as depositary for the ADSs) have an address in the United States representing 8.92% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2013 and 2012. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

	December 31, 2013					December 31, 2012
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	160,561	—	120,184	—	Guarantees given and correspondents	162,448	—	151,921	—	Guarantees given and correspondents
BBVA Francés Valores S.A.	21,896	—	21,244	—	Other loans and equity investment	19,554	—	16,395	—	Other loans and equity investment
BBVA Francés Asset Management S.A.	69,219	32.73%	69,219	32.73%	Other loans, credit card loans and equity investment	58,854	—	58,854	—	Other loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	11,534	45.00%	11,507	—	Advances, other loans, guarantees given and equity investment	12,271	45.00%	11,507	—	Advances, other loans, guarantees given and equity investment
Consolidar ART S.A.	—	—	—	—	—	4,744	32.73%	—	—	Advances, credit cards loans and equity investment
PSA Finance	1,252,472	29.92%	1,252,472	29.92%	Advances, call money, other loans, guarantees given and equity investment	1,121,598	24.41%	1,040,737	24.39%	Advances, call money, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	47,531	30.90%	47,531	30.90%	Credit cards loans, other loans and equity investment	38,434	85.80%	34,363	32.73%	Advances, credit cards loans, other loans and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,259,290	31.32%	1,259,290	31.32%	Call money, other loans, guarantees given and equity investment	861,703	27.01%	861,703	27.01%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	11,060	22.90%	11,060	22.90%	Advances, credit card loans, personal loans, other loans and real estate mortgage	5,330	17.90%	5,330	17.90%	Advances, credit card loans, personal loans, other loans and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.
The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2013, the Bank did not have outstanding any financial assistance from BBVA.

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

In accordance with the above mentioned Communications, a dividend distribution for Ps.28,800 was approved by the Shareholders Meeting held on April 10, 2014 subject to the prior authorization by the BCRA for the fiscal year 2013.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2008 to 2013, see “Item 3. Key Information–Declared Dividends”.

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

	Pesos Per Ordinary Share (1)
	High	Low
March 2014	27.30	23.40
February 2014	25.25	21.10
January 2014	24.30	19.40
Fiscal year ended December 31, 2013	27.90	9.65
Fourth quarter	27.90	19.40
December, 2013	24.50	20.25
November, 2013	25.80	21.40
October, 2013	27.90	19.40
Third quarter	20.10	9.80
Second quarter	13.90	9.65
First quarter	12.55	10.50
Fiscal year ended December 31, 2012	11.50	7.00
Fourth quarter	11.50	8.00
Third quarter	9.20	7.28
Second quarter	10.55	7.00
First quarter	10.65	8.25
Fiscal year ended December 31, 2011	16.60	7.60
Fiscal year ended December 31, 2010	17.80	7.28
Fiscal year ended December 31, 2009	8.73	2.50

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High		Low
March 2014	8	27/70	6	23/25
February 2014	7	19/50	5	14/25
January 2014	6	17/20	5	41/50
Fiscal year ended December 31, 2013	9	3/20	3	33/50
Fourth quarter	9	3/20	6	21/50
December, 2013	8	22/25	6	81/89
November, 2013	9	3/20	6	9/10
October, 2013	9		6	21/50
Third quarter	6	17/27	3	19/25
Second quarter	4	25/51	3	33/50
First quarter	5	6/25	4	1/25
Fiscal year ended December 31, 2012	6	44/83	3	8/89
Fourth quarter	5	13/50	3	17/27
Third quarter	4	19/25	3	3/20
Second quarter	6	1/9	3	8/89
First quarter	6	44/83	5	4/21
Fiscal year ended December 31, 2011	12	19/50	4	10/13
Fiscal year ended December 31, 2010	13	33/50	5	9/20
Fiscal year ended December 31, 2009	7	16/39	1	4/5

(1)   Source: BNY Mellon Depositary.

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2013, the shares of 105 Argentine companies, excluding mutual funds, were listed on the BCBA. During the year 2013, the total volume traded on the exchange raised 52% in comparison with the volume of previous year. All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2013, the market capitalization of the 105 companies listed on the BCBA was approximately US$514.5 billion. At the same time, the market capitalization of the domestic companies totaled US$53.1 billion.

The following table summarizes certain historical information about the BCBA.

	December 31,
	2013	2012	2011
Market capitalization (US$ billion)	514.5	472.1	375.2
Number of companies listed	105	107	105
Rate of return in dollars (1)	42.30%	1.60%	(35.40)%
Market/book ratio (2)	1.73	1.03	1.48

(1)	Based on the Merval Index
(2)	Estimated
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

In 2002, through Decree Nr. 216/02, the Mercado Único y Libre de Cambios (“MULC”) was created and a series of other BCRA regulations that fixed limits to capitals flows were adopted. In 2005, the BCRA regulated the currency for the transactions in the regulated markets. Since 2005, all transactions can be converted in Pesos or U.S. dollars in local accounts and foreign accounts.

On December 26, 2012 Law Nr. 26,831 “Capital Market Law” was enacted,  and was further  developed by the CNV by Resolution Nr. 622/2013 dated  September 5, 2013. According to section 47 of the Capital Market Law, all agents acting in the different markets, must have the prior approval and registration of the CNV. On December 17, 2013 BBVA Banco Francés and Francés Valores initiated their registration as settlement and integral compensation agents. The Capital Market Law has clear and specific goals, such as (i) promoting the involvement in the capital markets of small investors, trade unions, associations and chambers of commerce, professional organizations and all public savings institutions; (ii) strengthening protection mechanisms and prevention of abuses against small investors; (iii) to promote access to capital markets of medium-sized companies; and (iv) promoting the creation of a federally integrated capital market and simplifying trading settlement for users.

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

At the Ordinary an Extraordinary Shareholders’ Meeting held on April 10, 2014, our shareholders agreed and authorized to amend section 1 and 3 of the corporate by-laws in order to comply with the Capital Market Law. The registration of this amendment  is pending.

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

(ii)
any debt entered into between non-governmental persons or entities and non-residents must be agreed for a term of at least 365 days, except for the financing of import and export operations and the primary placements of public debt listed in an authorized stock exchange; and

(iii)
all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” (legal reserve)

Decree Nr. 616/05 also states certain exceptions for the “encaje” such as settlements in foreign currency of resident loans granted by a local financial entity, certain capital contributions in local corporations, etc.

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

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, local companies (with the exception of financial institutions), must follow certain requirements,:

▪
Pay abroad interest on foreign debt on its due date or up to 5 business days in advance. Access to the local foreign exchange market in connection with the servicing of foreign indebtedness is available only if and after the date the original proceeds from the financing have been transferred into Argentina and the foreign currencies liquidated as explained before. In case interests are due, access to foreign exchange may be available at any time. If the principal amount has been paid off access to the local market to pay interests shall be denied. The AFIP Regulation 3417 published on December 20, 2012 set forth that the payment of interests requires a prior sworn statement.

▪
Repay principal of foreign debt at maturity (or 10 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for pesos, and repayment takes place at least 365 days thereof) without prior Central Bank authorization. Communication “A” 5265 (as amended) also allows prepayment of principal with an anticipation of more than 10 days, but subject to the following conditions:

(1)	The prepayment of principal is entirely financed by external funds through capital contributions.

(2)
The prepayment is financed entirely from the market entry of new financing with international organizations and agencies, official lending agencies of foreign and foreign banks and, the new terms and conditions of the debt after the restructuring, including the amount prepaid, shall not result in an increase of the present value of the whole debt (according to the formula of the Central Bank).

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

Regarding the payment of services, when the service rendered has no direct connection with the activity of the person paying for such service, a legalized copy of the underlying contracts and an external auditor’s report must be filed with the entity performing the foreign exchange transaction. Communication “A” 5295 (and amendments) prescribed that the Central Bank’s prior authorization to purchase foreign currency will be required to pay for services if (a) the payee is “related” (directly or indirectly) with the local debtor; or when the payee resides or is domiciled in “tax haven” countries, or when the payment is made to an account of a “tax haven” jurisdiction; and (b) the service agreements generate payments or debts higher than US$100.000 during a calendar year. Foreign currency which is received by residents in connection to the collection of services must be introduced into the foreign exchange market in order to be exchanged into pesos within 15 days from the date of collection

Purchase of Foreign Currency

A.	Local individuals and companies

Communication “A” 5318 prohibits the purchase of foreign currency for local individuals and companies, except for the case of purchase of foreign currency for tourism purposes.

Moreover, Resolution Nr. 3,583 of the National Tax Bureau, once again allowed individuals to purchase foreign currency for purposes other than tourism (basically savings), subject to certain procedures and principally to a 20% monthly limit of the net income of workers in the formal sector.

B.	Non-residents

Notwithstanding the above, Communications “A” 4662, “A” 4692, “A” 4940 and “A” 5237 (as amended) state that no authorization from the Central Bank will be required with regard to the repatriation of direct and portfolio investments of non-residents (except in case of non-residents domiciled at “tax haven” countries). There are still mandatory requirements though a minimum term of permanence of the funds of one year and the inflows of foreign currency in the local foreign exchange market.

For the scenarios listed below, no authorization will be required except for transfers arising from “tax haven” countries.

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

Transfer of Corporate Bonds

According to Communications “A” 3859 and “A” 5264 (as amended), Argentine companies in general, may transfer corporate profits and dividends corresponding to audited financial statements certified by external public accountants. Under the AFIP Regulation 3417, published on December 20, 2012, a sworn prior statement to pay dividends shall be required. For information regarding the payment of dividends for Financial Entities please “Item 8 – Financial Information”.

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

If the value of those investments abroad does not exceed the equivalent of US$5,000,000, the declaration could be carried out annually instead of semi-annually. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

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

Taxation of Dividends

Pursuant to Law Nr. 25,063, as enacted into law on December 30, 1998, dividend payments on the ordinary shares (and ADSs), whether in the form of cash, stock, or other types of consideration, are subject to Argentine withholding taxes at a rate of 35% to the extent the aggregate amount distributed exceeds the sum, for the previous year, of: (i) our accumulated taxable earnings and (ii) certain tax-exempt income (such as dividend payments from other corporations) (known as the “equalization tax”).

Cash and stock dividends distributed in 2011 were not subject to income tax withholding.

On September 23, 2013, Law Nr. 26,893 was published, which imposes a 10% withholding tax on dividends, in cash or in kind, that Argentine companies distribute to Argentine individuals as well as foreign individuals and entities. The law describes the 10% withholding tax as a “sole and definitive” payment; however, regulations clarifying this provision have not yet been issued. Law Nr. 26,893 contains several unclear provisions and there is currently no administrative or judicial interpretation of this law.

For purposes of Law Nr. 26,893, distributions are considered made when paid, made available to the shareholder, credited to the account of the shareholder, or, with the authorization or express or implied agreement of the shareholder, reinvested, accumulated, capitalized, placed in reserve or in a sinking fund or insurance, or disposed of in another form.

The 10% withholding tax will apply in addition to any equalization tax payable. Specifically, the 10% rate is imposed on the excess of the amount of the distribution over the amount of any equalization tax withheld, and will be withheld in conjunction with any such equalization tax.

Law Nr. 26,893 became effective as of September 23, 2013 and applies to taxable events on or after that date.

Taxation of Capital Gains

Prior to the enactment of Law Nr. 26,893, capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or ordinary shares of Argentine issuers listed on a local or foreign stock exchange were not subject to Argentine income tax. Law. No. 26,893 now imposes a 15% tax on capital gains derived by both Argentine residents and non-resident individuals and entities from the sale, exchange or other disposition of shares, quotas, bonds or “other securities” of Argentine issuers. The relevant regulations define “other securities” as those securities issued or grouped in a series that can be traded on stock exchanges.

For foreign holders, the gain upon which this new tax applies is presumed to be 90% of the gross sales price, which amounts to an effective tax rate of 13.5% of the gross sale price. The law provides for an alternative option to have the tax imposed on the foreign holder’s actual gain realized (as determined under Argentine regulations); however, procedures for exercising this alternative option have not yet been determined.

If both the purchaser and seller of the shares are foreign parties, the law provides that the tax shall be paid by the purchaser. There are currently no regulations providing for procedures with respect to the payment of the capital gains tax under these circumstances.

The new law provides an exemption from the 15% tax for gain realized by Argentine individuals and undivided estates from the sale of publicly traded shares, quotas, bonds and other securities. Applicable regulations (Decree Nr. 2334/13) limit the application of this exemption to securities that are traded on exchanges or markets authorized by the CNV.

As noted above, several aspects of Law Nr. 26,839 are unclear and there is currently no administrative or judicial interpretation of the law. Investors in ADSs or ordinary shares should consult their own tax advisers regarding the application of this new law.

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

In May 2013, BBVA Francés paid Ps3,400,812.67 to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2012.

In 2014 the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2013. The tax may be withheld from future dividends.

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

Taxation of Distributions

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends generally will be included in a U.S. Holder’s income on the date of such U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine Pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if they do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

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

Sale or Other Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2013. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate holders would not apply

If we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, such U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax return, subject to certain exceptions.

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

In order to manage the market risk involved in every position of BBVA Francés, we use the VaR (Value at Risk) tool. This is the basic measure to control risks as it estimates the maximum loss, within a given confidence interval, in the fair or market value of a certain instrument or portfolio during a determined horizon. At BBVA Francés, the VaR is calculated within a confidence interval of 99% and one day horizon. It uses a historical period of two years (504 observations).The graph below shows the evolution of market risk measured by VaR during 2013:

BBVA Francés daily VaR and Limit ( Ps. Millions)

During 2013, VaR has fluctuated from Ps.1.13 million to Ps.5.72 million. The average was Ps.2.77 million. The interest risk measured by VaR reduced by 17% in 2013 compared to the 2012 average. However, exchange risk increased from Ps.0.60 million to Ps.2.24 million on average. In general, we observe that the VaR ranges between Ps.1.50 million and Ps.4.00 million according to the frequency of days in 2013.

VaR Histogram (2013)

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2013	2012
Average	2.77	1.73
Minimum	1.13	0.95
Maximum	5.72	2.90
Dec. 31	4.90	1.76

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2013	2012
Average	1.36	1.64
Minimum	0.28	0.85
Maximum	5.68	2.78
Dec. 31	0.28	1.66

Currency Risk VaR	2013	2012
Average	2.24	0.60
Minimum	0.28	0.16
Maximum	5.08	1.33
Dec. 31	4.89	0.68

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

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2013 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2013.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 17.3% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

December 31, 2013
Change in base interest rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	14,314.7	(1.60)%	5,913.1	0.74%	(73.9)	14.65%
50	14,425.5	(0.83)%	5,891.3	0.37%	(69.1)	7.34%
0	14,546.9	0.00%	5,869.5	0.00%	(64.4)	0.00%
(50)	14,681.6	0.93%	5,847.8	(0.37)%	(59.7)	(7.37)%
(100)	14,833.1	1.97%	5,826.0	(0.74)%	(54.9)	(14.77)%

Based on our position at December 31, 2013, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2013, net portfolio value would be reduced by Ps.121.4 million and net interest income over 2014 would be increased by approximately Ps.21.8 million.

Foreign Exchange Risk

As of December 31, 2013, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2013	Effect on net income based on our position as of December 31, 2012
(in millions of pesos, except percentages)
5%	(125)	(25)
(5)%	125	25

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
US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)
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

The Bank is currently negotiating with BoNY an amendment to the deposit agreement, by which additional fees may be charged to the ADRs holders, such as a fee not in excess of US$5.00 or less per 100 ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, and an additional fee of US$5.00 or less per 100 ADS (or portion thereof) per annum for depositary services.

 This amendment will be executed in the context of a re-load of our ADRs Program, extending it up to an amount of US$50 million of ADRs. Accordingly, Form F-6 will be filed with the SEC once the agreement has been executed by the parties.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2013, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2013, based on the criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2013, based on the criteria established in the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2013 of the Bank, and our report dated April 21, 2014 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) as they vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.A.
Buenos Aires – Argentina
April 21, 2014

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Mario Luis Vicens to serve on its Audit Committees (I and II) and Disclosure Committees. The Bank’s Board of directors has concluded that Mr. Vicens is an audit committee financial expert as defined by the SEC based on his extensive audit experience. Mr. Vicens qualifies as an independent director according to the independence criteria established by General Resolution Nr. 622 (New Text 2013).

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

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina
Telephone number: (54 11) 4341 5036
e-mail address:	v.bories@bbva.com
cecilia.acuna@bbva.com

During fiscal year 2013, there have been no amendments to any provisions of the Code of Conduct .

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2013.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2013 and 2012:

	2013	2012
	(in millions of pesos)
Audit fees	10.22	8.06
Audit-related fees	—	—
Tax fees	0.75	0.49
All other fees	—	—
Total fees	10.97	8.55

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by Deloitte & Co. S.A. Specifically, the policies and procedures prohibit Deloitte & Co. S.A. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.A. in 2013 were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2013 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board of directors for their information. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee (I)”.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés*

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés*

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference in the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 10, 2013.

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
Date: April 21, 2014

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2013 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2013 and 2012 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2013, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2014 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.A.
Buenos Aires – Argentina
April 21, 2014

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2013	2012
ASSETS
CASH AND DUE FROM BANKS	12,881,781	8,614,889
Cash	2,063,205	1,879,436
Due from banks and correspondents	10,818,576	6,735,453
Argentine Central Bank (BCRA)	10,576,744	6,597,330
Other local	2,846	746
Foreign	238,986	137,377
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	3,459,935	4,101,846
Holdings booked at fair value	1,982,431	1,832,079
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	1,408,487	2,201,676
Investments in listed private securities	69,049	68,115
Less: Allowances	196	188
LOANS	36,468,194	28,493,431
To governmental sector	40,915	35,067
To financial sector	1,871,093	1,493,493
Inter-financial – (Calls granted)	313,500	162,000
Other financing to local financial institutions	1,328,346	1,127,298
Interest and listed-price differences accrued and pending of collection	229,247	204,195
To non-financial private sector and residents abroad:	35,278,648	27,488,728
Overdraft	6,552,258	5,097,179
Discounted instruments	5,476,961	4,240,993
Real estate mortgage	1,243,900	877,775
Collateral loans	3,479,820	2,479,398
Consumer	5,998,744	4,772,798
Credit cards	7,429,187	4,729,243
Other	4,647,736	4,921,690
Interest and listed-price differences accrued and pending of collection	582,255	443,065
Less: Interest documented together with main obligation	132,213	73,413
Less: Allowances	722,462	523,857
Carried forward	52,809,910	41,210,166

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2013	2012
Brought forward	52,809,910	41,210,166
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	1,168,491	700,925
Argentine Central Bank (BCRA)	624,368	537,997
Amounts receivable for spot and forward sales to be settled	260,046	931
Instruments to be received for spot and forward purchases to be settled	72,567	18
Unlisted corporate bonds	3,401	15,973
Non-deliverable forward transactions balances to be settled	6,744	8,834
Other receivables not covered by debtor classification regulations	4,135	404
Other receivables covered by debtor classification regulations (Note 6.b)	202,274	140,218
Less: Allowances	5,044	3,450
RECEIVABLES FROM FINANCIAL LEASES	1,777,778	1,110,234
Receivables from financial leases	1,778,235	1,108,152
Interest accrued pending of collection	22,040	15,316
Less: Allowances	22,497	13,234
INVESTMENTS IN OTHER COMPANIES	210,657	146,001
In Financial institutions	152,036	98,506
Other (Note 6.c)	58,621	47,495
OTHER RECEIVABLES	1,065,297	834,585
Other (Note 6.d)	1,359,404	1,135,000
Other interest accrued and pending collection	3,478	6,114
Less: Allowances	297,585	306,529
PREMISES AND EQUIPMENT	704,995	619,981
OTHER ASSETS	659,997	34,095
INTANGIBLE ASSETS	120,755	117,331
Organization and development expenses	120,755	117,331
SUSPENSE ITEMS	5,294	10,811
OTHER SUBSIDIARIES’ ASSETS (Note 6.e)	450	450
TOTAL ASSETS	58,523,624	44,784,579

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2013	2012
LIABILITIES
DEPOSITS	43,759,465	34,165,053
Governmental sector	2,780,304	2,122,608
Financial sector	45,961	18,787
Non-financial private sector and residents abroad:	40,933,200	32,023,658
Checking accounts	9,947,241	8,791,731
Savings deposits	11,902,472	9,803,777
Time deposits	17,910,820	12,653,990
Investments accounts	4,027	6,929
Other	916,985	639,281
Interest and listed—price differences accrued payable	251,655	127,950
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	4,943,260	3,285,123
Argentine Central Bank — Other	93,746	51,936
Banks and International Institutions	106,178	262,770
Non — subordinated corporate bonds	1,190,761	649,993
Amounts payable for spot and forward purchases to be settled	63,298	18
Instruments to be delivered for spot and forward sales to be settled	273,672	926
Financing received from Argentine financial institutions	426,238	344,683
Inter-financial - (Calls received)	—	20,000
Other financing from local financial institutions	426,238	324,655
Interest accrued payable	—	28
Non-deliverable forward transactions balances to be settled	47,245	928
Other (Note 6.f)	2,648,545	1,939,689
Interest and listed—Price differences accrued payable	93,577	34,180
OTHER LIABILITIES	1,752,967	1,419,180
Fees payable	189	103
Other (Note 6.g)	1,752,778	1,419,077
ALLOWANCES	709,343	644,962
SUSPENSE ITEMS	29,677	20,007
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.h)	337	337
TOTAL LIABILITIES	51,195,049	39,534,662
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	172,395	117,981
STOCKHOLDERS’ EQUITY	7,156,180	5,131,936
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	58,523,624	44,784,579

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2013	2012
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	13,415,778	8,699,746
Borrowings (unused balances)	—	43,950
Guarantees received	12,125,408	7,759,627
Contra contingent debit accounts	1,290,370	896,169
Control	155,361,065	67,942,089
Receivables classified as non-recoverable	432,256	371,935
Other (Note 6.i)	153,384,808	65,927,867
Contra control debit accounts	1,544,001	1,642,287
Derivatives	8,653,218	7,197,154
“Notional” amount of non-deliverable forward transactions	5,414,377	3,452,819
Interest rate SWAP	1,367,098	878,657
Contra derivatives debit accounts	1,871,743	2,865,678
For trustee activities	6,582	6,585
Funds in trust	6,582	6,585
TOTAL	177,436,643	83,845,574
CREDIT ACCOUNTS
Contingent	13,415,778	8,699,746
Credit lines granted (unused portion) covered by debtor classification regulations	453,478	322,959
Guarantees provided to the BCRA	191,303	131,094
Other guarantees given covered by debtor classification regulations	287,575	188,521
Other guarantees given non-covered by debtor classification regulations	158,783	177,080
Other covered by debtor classification regulations	199,231	76,515
Contra contingent credit accounts	12,125,408	7,803,577
Control	155,361,065	67,942,089
Items to be credited	1,186,195	1,404,173
Other	357,806	238,114
Contra control credit accounts	153,817,064	66,299,802
Derivatives	8,653,218	7,197,154
“Notional” amount of non-deliverable forward transactions	1,871,743	2,865,678
Contra derivatives credit accounts	6,781,475	4,331,476
For trustee activities	6,582	6,585
Contra credit accounts for trustee activities	6,582	6,585
TOTAL	177,436,643	83,845,574

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2013	2012	2011
FINANCIAL INCOME	8,243,409	5,714,921	3,814,685
Interest cash and due from banks	54	—	2
Interest on loans to the financial sector	282,006	256,597	136,903
Interest on overdraft	1,263,611	725,890	420,127
Interest on discounted instruments	786,773	543,602	318,039
Interest on real estate mortgage	164,783	119,883	126,164
Interest on collateral loans	600,793	404,299	192,420
Interest on credit card loans	995,086	625,692	361,658
Interest on other loans	2,202,956	1,637,284	1,097,407
Interest on other receivables from financial transactions	40,771	36,376	31,725
Interest on financial leases	239,853	161,775	116,659
Income from Federal Government secured loans—Decree Nr. 1387/01	8,840	6,388	40,165
Net income from governmental and private securities	352,223	640,547	493,185
Net income from options	—	255	404
Indexation by Benchmark Stabilization Coefficient (CER)	133,323	129,120	96,873
Gold and foreign currency exchange difference	590,982	190,309	218,622
Other	581,355	236,904	164,332
FINANCIAL EXPENSES	3,253,810	2,057,871	1,345,403
Interest on savings deposits	14,772	11,148	9,183
Interest on time deposits	2,372,658	1,526,725	1,044,929
Interest on inter-financial financing - (Calls received)	8,495	2,191	2,763
Interest on other financing from financial institutions	96,359	44,330	31,969
Interest on other liabilities from financial transactions	171,607	123,289	34,054
Other interest	7,611	5,885	6,552
Indexation by CER	104	157	168
Contribution to the deposit guarantee fund	62,932	52,629	44,205
Other	519,872	291,517	171,580
GROSS INTERMEDIATION MARGIN—GAIN	4,989,599	3,657,050	2,469,282
ALLOWANCES FOR DOUBTFUL LOANS	453,264	256,259	132,663
SERVICE CHARGE INCOME	3,453,850	2,530,197	1,957,589
Related to lending transactions	1,470,082	962,601	690,426
Related to liability transactions	1,132,941	909,719	736,550
Other commissions	125,000	109,874	107,934
Other (Note 6.j)	725,827	548,003	422,679
Carried forward	7,990,185	5,930,988	4,294,208

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2013	2012	2011
Brought forward	7,990,185	5,930,988	4,294,208
SERVICE CHARGE EXPENSE	955,329	683,730	519,635
Commissions	616,635	468,422	366,352
Other (Note 6.k)	339,694	215,308	153,283
OPERATING EXPENSES	3,900,469	3,061,708	2,343,200
Payroll expenses	2,209,640	1,767,658	1,350,439
Fees to Bank Directors and Supervisory Committee	3,796	2,856	2,398
Other professional fees	63,618	48,463	41,209
Advertising and publicity	172,307	146,287	122,412
Taxes	332,455	229,249	176,381
Fixed assets depreciation	100,766	86,813	65,070
Organizational expenses amortization	48,997	40,744	28,937
Other operating expenses	551,798	420,847	328,371
Other	417,092	318,791	227,983
NET GAIN FROM FINANCIAL TRANSACTIONS	3,134,387	2,185,550	1,431,373
NET LOSS ON MINORITY INTEREST IN SUBSIDIARIES	(54,414)	(36,195)	(8,462)
OTHER INCOME	361,531	408,004	328,759
Income from long-term investments	96,686	71,779	111,461
Punitive interests	15,000	9,392	4,585
Loans recovered and reversals of allowances	136,116	64,603	78,430
Other (Note 6.l)	113,729	262,230	134,283
OTHER EXPENSES	295,800	429,004	193,735
Punitive interests and charges paid to BCRA	32	33	332
Charge for uncollectibility of other receivables and other allowances	166,288	351,450	128,095
Amortization of difference arising from judicial resolutions	40,472	19,251	28,419
Depreciation and losses from miscellaneous assets	395	376	369
Other (Note 6.m)	88,613	57,894	36,520
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	3,145,704	2,128,355	1,557,935
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	1,121,460	864,676	552,358
NET INCOME FOR THE FISCAL YEAR	2,024,244	1,263,679	1,005,577
NET INCOME PER ORDINARY SHARE (1) (2)	3.77	2.35	1.87

(1)	See Note 21.13.
(2)	Stated in pesos.

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2013	2012	2011 (2)
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	9,048,450 (1)	6,618,270 (1)	6,251,784
Cash and its equivalents at the end of the fiscal year	13,603,620 (1)	9,048,450 (1)	6,618,270 (1)
Net increase in cash and its equivalents	4,555,170	2,430,180	366,486

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	1,007,557	2,120,841	2,066,402
- Loans	(302,666)	(683,307)	(2,931,804)
to financial sector	(77,548)	(91,157)	(449,005)
to non-financial public sector	186	16,089	620,337
to non-financial private sector and residents abroad	(225,304)	(608,239)	(3,103,136)
- Other receivables from financial transactions	(80,137)	(74,709)	18,171
- Receivables from financial leases	(667,544)	(203,147)	(372,630)
- Deposits	6,571,906	3,076,345	5,409,329
to financial sector	27,174	(25,095)	33,476
to non-financial public sector	654,084	1,013,503	342,097
to non-financial private sector and residents abroad	5,890,648	2,087,937	5,033,756
- Other liabilities from financial transactions	738,160	185,939	545,834
Financing from financial or inter-financial sector (calls received)	(20,000)	(94,200)	109,100
Others (except liabilities included in Financing Activities)	758,160	280,139	436,734
Collections related to service charge income	3,438,856	2,520,560	1,951,823
Payments related to service charge expense	(953,954)	(684,368)	(515,003)
Operating expenses paid	(3,657,538)	(2,870,089)	(2,195,913)
Organizational and development expenses paid	(46,985)	(36,188)	(18,302)
Net collections from punitive interest	13,388	8,290	4,253
Differences from judicial resolutions paid	(40,472)	(19,251)	(28,419)
Collections of dividends from other companies	33,692	37,264	8,494
Other collections related to other income and expenses	208,428	325,554	273,653
Net cash flows provided by operating activities	6,262,691	3,703,734	4,215,888

Investment activities
Net payments from premises and equipment	(185,537)	(126,673)	(121,583)
Net payments from other assets	(626,540)	(5,774)	(1,313)
Collections from sales of ownership interests in other companies	—	15,174	255,757
Other payments from investment activities	(350,362)	(574,700)	(538,031)
Net cash flows used in investment activities	(1,162,439)	(691,973)	(405,170)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2013	2012	2011 (2)
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	540,768	355,600	224,393
- BCRA	41,482	33,463	15,570
Others	41,482	33,463	15,570
- Banks and international agencies	(156,592)	(300,568)	474,802
- Financing received from local financial institutions	101,583	99,312	109,100
Capital contributions	—	—	7,896
Dividends paid in cash	—	—	(818,258)
Other payments from financing activities	(1,072,377)	(769,388)	(3,457,737)
Net cash flows used in financing activities	(545,136)	(581,581)	(3,444,234)

Financial results and results from holdings of cash and its equivalents (including interest)	54	—	2

Net increase in cash and its equivalents	4,555,170	2,430,180	366,486

(1)	See Note 3.4.20.
(2)	See Note 3.3.

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2013, 2012 and 2011 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 21.6).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2013, 2012 and 2011, taxes paid amounted to 2,118,679, 1,410,798 and 904,079, respectively. At such dates, interest-paid amounted to 2,827,236, 1,896,100 and 1,167,471, respectively.

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unrealized valuation difference	Unappropriated earnings	Total

Balances at December 31, 2010	536,361	175,132	312,979	802,385	—	88,131	1,831,927	3,746,915
Decisions of Stockholders’ Meeting of March 30, 2011:
- Dividends paid in cash	—	—	—	—	—	—	(804,000)	(804,000)
- Legal Reserve	—	—	—	239,636	—	—	(239,636)	—
Subscription of shares approved by Stockholders´ Meeting held on March 30, 2011	517	7,379	—	—	—	—	—	7,896
Unrealized valuation difference	—	—	—	—	—	(88,131)	—	(88,131)
Net income for the fiscal year	—	—	—	—	—	—	1,005,577	1,005,577
Balances at December 31, 2011	536,878	182,511	312,979	1,042,021	—	—	1,793,868	3,868,257
Decisions of Stockholders’ Meeting of March 26, 2012:
- Legal Reserve	—	—	—	201,115	—	—	(201,115)	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,592,753	—	(1,592,753)	—
Net income for the fiscal year	—	—	—	—	—	—	1,263,679	1,263,679
Balances at December 31, 2012	536,878	182,511	312,979	1,243,136	1,592,753	—	1,263,679	5,131,936
Decisions of Stockholders’ Meeting of April 9, 2013:
- Legal Reserve	—	—	—	252,736	—	—	(252,736)	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,010,943	—	(1,010,943)	—
Net income for the fiscal year	—	—	—	—	—	—	2,024,244	2,024,244
Balances at December 31, 2013	536,878	182,511	312,979	1,495,872	2,603,696	—	2,024,244	7,156,180

(1)	See Note 1.2.

The accompanying Notes 1 to 23 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2013, 2012 and 2011

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 245-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of December 31, 2013.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2008:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878	(3)
03-26-2012	03-27-2014	(4)	50,410
03-26-2012	03-27-2014	(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. (see Note 1.6).

1.2.2.	Authorized and issued shares

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

As of December 31, 2013 the capital stock of the Bank consists of 536,877,850 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

December 31, 2013 and 2012
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares subscription (value 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 182,511 at December 31, 2013.

1.3.	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid-in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

Pursuant to said agreement, a price was established for the shares, at US$59,443,137, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate for own use where it had its offices. On October 6, 2011 BBVA Francés received from the buyer a down payment in the amount of 18,750 equal to 60% of the pro rata price of the transaction. On February 6, 2012, the transaction was approved by the National Superintendence of Insurance (S.S.N.) and on March 6, 2012, the transfer of the stock ownership from Consolidar ART to Galeno Argentina S.A. was perfected, together with the collection of the transaction price balance.

1.6.	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, to be listed for public offering and market price at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution Nr. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution Nr. 17,155. Finally, on March 27, 2014 was registered from the Supervisory Board of Companies (IGJ) through Nr. 5,302 of the Book Nr. 68 of Stock Companies.

The shares resulting for the merger were issued on March 28, 2014 to the former shareholders of Inversora Otar S.A.. As a result of the merger: BBV América S.L. owns 29.81%, Corporación General Financiera S.A. 0.47% and Sucesión Romero 0.0041% of the shares of BBVA Francés.

In addition, immediately after the above-mentioned capital increase, BBVA Francés cancelled the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over  Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. On September 2, 2013, this company was de-registered from the IGJ.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

1.7.	PSA Finance Argentina Cía. Financiera S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by Argentine Central Bank (“BCRA”), the Entity is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by BCRA. On April 22, 2009, the Entity started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law Nr. 24,485.

1.8.	Registration with CNV as Settlement and Clearing Agent and Broker-Dealer - comprehensive

The new Capital Markets Law Nr. 26,831, signed into law on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On December 17, 2013, the Bank filed the application for registration as a “Settlement and Clearing Agent and Broker-Dealer – Comprehensive”. This category comprises all the agents involved in settling and clearing trades executed for their own accounts and for the accounts of others and who also choose to offer trade clearing and settlement services to other registered Broker-Dealers.

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2013	2012	2013	2012	2013	2012
BBVA Francés Valores S.A.	Stockbroker	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.000	50.000	50.000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Fund Manager	Common	230,398	230,398	95.000	95.000	95.000	95.0000

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2013.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	150,395.6
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	29,220.3
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	3,570.7
Banelco S.A.	Argentina	10.91%	Nationwide ATM network & credit card administrating	8,654.1
Visa Argentina S.A.	Argentina	10.48%	Credit card issuer	6,427.6
Sedesa S.A.	Argentina	9.52%	Deposit guarantee fund	102.4
Coelsa S.A.	Argentina	8.64%	Clearing house	77.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54.0

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2013, 2012 and 2011, as per the following detail:

a)
With the financial statements of BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2013, 2012 and 2011.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2013, 2012 and 2011.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) has been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month periods ended on December 31, 2013, 2012 and 2011.

Interests in subsidiaries are listed in Note 2.

3.2.	Restatement of the Financial Statements in equivalent purchasing power

The Consolidated Financial Statements have been taken from the Bank's books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Pronouncement Nr. 6 (modified by Technical Pronouncement Nr. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (INDEC).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution Nr. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution Nr. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.  Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2013 include comparative information with the Consolidated Financial Statements as of December 31, 2012 and 2011.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such date considered as a whole.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2013 and 2012, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

▪
Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2013 and 2012. Differences in listed prices were credited/charged to income for each fiscal year.

▪
Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2013 and 2012, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

▪
Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2013 and 2012. Differences in listed prices were charged to income for each fiscal year.

3.4.3.	Governmental loans

Federal Government secured loans – Decree Nr. 1387/01:

As of December 31, 2013 and 2012, the secured loans were valued at the higher amount between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2013 and 2012, receivables and payables have been adjusted to the CER as follows:

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

▪	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2013 and 2012.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2013 and 2012.

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

Forward sales and purchases of securities were valued as follows:

▪	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day at the end of each fiscal year.

▪	Securities: Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: they were valued according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2013 and 2012.

3.4.10.	Receivables from financial leases

As of December 31, 2013 and 2012, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

3.4.11.	Investments in other companies

They have been valued according to the following methods:

▪
Banelco S.A., Visa Argentina S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2013 and 2011 were valued by the equity method at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

▪	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

▪	Other: as of December 31, 2013 and 2012 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

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

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The mentioned assets (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2013 and 2012 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,418,983 and 1,378,511, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and by no means it does imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

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

As of December 31, 2013 and 2012, the Bank has estimated this contingency and it has raised allowances for the total amount.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

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

Repo and Reverse Repo transactions

As of December 31, 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

3.4.15.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.16.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2013 and 2012.

3.4.17.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.18.	Stockholders’ equity accounts

They are restated as explained in Note 3.2., except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at the original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

3.4.19.	Statements of Operations Accounts

▪
As of December 31, 2013, 2012 and 2011, accounts accruing monetary transactions -(financial income/(expense), service charge income (expense), provision for loan losses, operating expenses, etc.)- were computed on the basis of their monthly accrual at historical rates.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

3.4.20.	Consolidated Statements of Cash and Cash Equivalents Flows

The Consolidated Statements of Cash and Cash Equivalents Flows as of December 31, 2013, 2012 and 2011 explain the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2013	2012	2011

a) Cash and due from banks	12,880,744	8,613,997	6,353,428

b) Government securities held for trading or financial transactions	115,876	102,453	85,342

c) Loans to financial sector, calls granted maturity date within three months from the end of each fiscal year	607,000	332,000	179,500

CASH AND ITS EQUIVALENTS	13,603,620	9,048,450	6,618,270

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is within three months from each fiscal year date.

3.4.21.	Use of estimates

The preparation of the Consolidated Financial Statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors and Management to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/(loss) generated during the fiscal years being reported. Final income/(loss) may differ from such estimates.

NOTE 4—DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these Consolidated Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine Professional Accounting Standards.

The main differences between the regulations of the BCRA and the Argentine Professional Accounting Standards are detailed below:

4.1.	Valuation criteria

a)	Tax effects

As already indicated herein below, in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 231,100 and 256,900 as of December 31, 2013 and 2012, respectively, should be recovered.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2013 and 2012, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 19,390 and would have increased in 6,606, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2013, 2012 and 2011 would have been 25,996 (loss),  17,899 (income) and 13,887 (loss), respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

4.2.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

Arising from the application of the accounting standards laid down by BCRA and the Argentine Professional Accounting Standards:

(i)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 11,146 and 10,636 as of December 31, 2013 and 2012, respectively.

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

As of December 31, 2013, 2012 and 2011, the Bank recorded 1,121,460, 864,676 and 552,358, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years

As of December 31, 2013 and 2012, the Bank has booked 481,812 and 439,077, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2013 and 2012, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 231,100 and 256,900, respectively. Such amounts are made up as follows:

	December 31,
	2013	2012
Deferred tax assets	412,100	453,500
Deferred tax liabilities	(181,000)	(196,600)

Net deferred assets	231,100	256,900
Allowance	(231,100)	(256,900)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
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

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds TOMPI, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

5.3.	Other tax issues

a)
On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice by Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/(losses) in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as a compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Decree Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Decree Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)
On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution Nr. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified by Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution Nr. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	December 31,
	2013	2012
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings booked at fair value

Secured Bonds due in 2020	891,894	932,463
Federal Government Bonds in US dollars 7% 2017	708,180	—
Argentine Bond of Saving towards economic development	121,110	—
Secured Bonds due in 2018	89,114	151,422
Discount Bonds in pesos	80,980	10,560
Par Securities denominated in US Dollars and governed by Argentine Law	42,300	—
Consolidation Bonds – sixth series	31,040	—
Federal Government Bonds in Pesos BADLAR plus 275 bp due in 2014	12,317	731,702
Other	5,496	5,932
Total	1,982,431	1,832,079

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31,
	2013	2012

Holdings booked at amortized cost

Other	164	164
Total	164	164

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,273,092	2,201,676
BCRA Notes (NOBAC)	135,395	—
Total	1,408,487	2,201,676

Investments in listed private securities

FBA Ahorro Pesos Investment Fund	64,525	55,329
FBA Acciones Globales Investment Fund	3,849	—
FBA Renta Pesos Investment Fund	—	4,583
HF Pesos Plus - Clase I Investment Fund	—	6,751
Other	675	1,452
Sub-Total	69,049	68,115
Allowances	(196)	(188)
Total	3,459,935	4,101,846

b) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS – Other receivables covered by debtor classification regulations

Fees receivable	177,286	122,346
Other	24,988	17,872
Total	202,274	140,218

c) INVESTMENTS IN OTHER COMPANIES – Other

In non-controlled companies-supplementary activities	29,319	27,450
In other non-controlled companies- unlisted	29,302	20,045
Total	58,621	47,495

d) OTHER RECEIVABLES – Other

Prepayments	309,925	163,941
Guarantee deposits	309,390	290,105
Miscellaneous receivables	284,581	211,222
Tax prepayments	258,899	272,860
Loans to personnel	189,700	188,260
Other	6,909	8,612
Total	1,359,404	1,135,000

e) OTHER SUBSIDIARIES’ ASSETS

Others related to pension fund management business	450	450
Total	450	450

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31,
	2013	2012

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Accounts payable for consumption	1,193,215	757,046
Other withholdings and collections at source	457,246	418,198
Collections and other operations for the account of third parties	342,912	258,616
Money orders payable	327,967	197,243
Pending Banelco debit transactions	120,570	105,288
Fees collected in advance	105,860	47,683
Loans received from Argentine Technological Fund (FONTAR and Banco de Inversión y Comercio Exterior (“BICE”))	46,882	46,520
Social security payment orders pending settlement	6,484	7,547
Loans received from Interamerican Development Bank (IDB)	3,229	8,204
Other	44,180	93,344
Total	2,648,545	1,939,689

g) OTHER LIABILITIES – Other

Accrued taxes	674,707	562,448
Miscellaneous payables	509,472	476,876
Accrued salaries and payroll taxes	398,013	304,845
Amounts collected in advance	169,278	73,173
Other	1,308	1,735
Total	1,752,778	1,419,077

h) OTHER SUBSIDIARIES’ LIABILITIES

Others related to pension fund management business	337	337
Total	337	337

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	121,633,179	41,951,890
Items in safekeeping	26,289,843	20,096,342
Checks not yet credited	3,347,400	2,756,890
Collections items	686,371	495,183
Checks drawn on the Bank pending clearing	602,976	515,628
Cash in custody on behalf of the BCRA	52,144	—
Other	772,895	111,934
Total	153,384,808	65,927,867

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31,
	2013	2012	2011
j) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	344,919	250,370	176,920
Rental of safe-deposit boxes	110,927	95,095	75,798
Commissions for loans and guaranties	99,525	82,044	59,365
Commissions on debit and credit cards	42,413	21,381	—
Commissions for transportations of values	22,338	17,250	14,807
Commissions for escrow	19,764	10,348	10,880
Commissions for capital market transactions	12,224	7,622	16,580
Commissions for salary payment	9,444	9,475	8,759
Commissions for trust management	1,432	1,378	1,527
Other	62,841	53,040	58,043
Total	725,827	548,003	422,679

k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	262,772	158,976	119,349
Insurance paid on lease transactions	59,405	35,614	21,042
Other	17,517	20,718	12,892
Total	339,694	215,308	153,283

l) OTHER INCOME - Other

Interest on loans to personnel	28,692	26,537	—
Income from the Credit Card Guarantee Fund	24,448	16,559	9,996
Related parties expenses recovery	10,036	17,451	13,620
Rent	1,409	1,432	677
Income from the sale of fixed and miscellaneous assets	477	43,578	2,150
Deferred income tax (1)	—	147,300	47,300
Tax recovery	—	—	18,166
Other	48,627	9,373	42,374
Total	113,729	262,230	134,283
(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances account, under the caption Other expenses.

m) OTHER EXPENSE - Other

Deferred income tax (2)	25,800	—	—
Donations	13,645	11,645	10,236
Insurance losses	9,015	6,237	4,586
Turn-over tax	8,429	6,396	5,025
Private health insurance for former employees	7,953	7,000	4,304
Other	23,771	26,616	12,369
Total	88,613	57,894	36,520
(2) Offset by a charge for the same amount in the line Loans recovered and reversals of allowances account, under the caption Other income.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in these respects.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2013 and 2012, there are Bank’s assets, which are restricted as follows:

a)
The Government and Private Securities caption includes 191,290 in bonds issued by the Argentine Government in U.S. dollars maturing in 2017 and 131,081 in bonds issued by the Argentine Government maturing in 2014, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)
The Bank appropriated 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013 and 37,122 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2012, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 146,915 and 139,895, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Fondo del Bicentenario”.

d)
The Bank has also appropriated accounts, deposits and trusts for 763,876 and 652,822, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

e)
BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.) holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of December 31, 2013 and 2012. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA's complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in a proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.5232% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

NOTE 10—TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of December 31, 2013 and 2012, the assets of Diagonal Trust amount to 2,405 and 2,409, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 and 4,176 as of December 31, 2013 and 2012, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non-Financial Trusts

The Bank acts as trustee in 17 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 99,373 and 105,824 as of December 31, 2013 and 2012, respectively, consist of cash, creditors' rights, real estate and shares.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

NOTE 11—CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it will be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption not exceeding at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$300,000,000 to US$500,000,000 and from US$500,000,000 to US$750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to Ps.250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to grant personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of Ps.300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to Ps.200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to Ps.300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On November 8, 2013, the Bank issued Class 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for 121,357 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 3.25% per annum, with quarterly interest payments and for 250,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

As of December 31, 2013 and 2012, the outstanding principal and accrued interest amounts to Ps.644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds) and Ps.341,395 (in connection with Class 1 and 2 of the Corporate Bonds), respectively.

Besides, on November 26, 2013, the Bank approved the issuance of Class 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On February 11, 2014, the Bank issued Class 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for 258,880 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 3.8% per annum, with quarterly interest payments and for Ps.145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private BADLAR rate plus 4.7% per annum, with quarterly interest payments, respectively.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2013:

-
Interest rate swaps for 1,039,084 (Fixed Rate versus BADLAR), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the BADLAR “Encuesta rate” and receives a fixed amount based on stated notional amounts; and interest rate swaps for 285,239 (BADLAR versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the BADLAR rate.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(i) generating the amount of 11,881 as income for the fiscal year.

The estimated fair value of said instruments amounts to 18,151 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,324,323.

-
Interest rate swap for 42,775 (Fixed Rate versus BADLAR), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the BADLAR “Encuesta rate” and receives a fixed amount based on stated notional amounts.

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

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 42,775.

-
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii), generating the amount of 465,650 as income for the fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

-
Forward sales due to BCRA Bills and Notes repurchase agreements for 175,277 and due to Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. generating 45,601 as income for the fiscal year.

-
The Bank does not carry any balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

▪	Transactions as of December 31, 2012:

-
Interest rate swaps for 829,652 (Fixed Rate versus BADLAR), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the BADLAR “Encuesta rate” and receives a fixed amount based on stated notional amounts.

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

-
Interest rate swap for 49,006 (Fixed Rate versus BADLAR), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the BADLAR “Encuesta rate” and receives a fixed amount based on stated notional amounts.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

-
The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2013 and 2012, the Bank’s Stockholders’ Equity exceeds the minimum requested by the regulator.

13.2.	Investment Funds custodian

As of December 31, 2013 and 2012, in its capacity as Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes,  securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,499,521 and 1,461,374, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts -  Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2013	2012
FBA Acciones Globales (**)	47,620	53,791
FBA Total	20,817	19,087
FBA Renta (**)	20,537	19,944
FBA Renta Pesos	1,460,275	1,497,666
FBA Renta Dólares (**)	5,971	6,205
FBA Bonos Latinoamericanos	26,211	18,505
FBA Calificado	126,513	83,006
FBA Internacional	4,558	947
FBA Ahorro Dólares (**)	14,092	14,745
FBA Renta Fija (**)	14,373	20,456
FBA Ahorro Pesos	541,736	444,287
FBA Renta Premium (**)	8,866	10,805
FBA Europa (*)	—	6,732
FBA Horizonte	47,322	31,008
FBA EEUU (*)	—	19,801
FBA Renta Corto Plazo (**)	316	471
FBA Acciones Latinoamericanas	41,623	24,116
FBA Bonos Argentina	5,096	7,648
FBA Brasil (*)	—	25,131
FBA México	—	92
FBA Commodities	—	66
FBA Acciones Argentinas	468	265
FBA Bonos Globales	117	88
Total	2,386,511	2,304,862

(*)
During March and April of fiscal year 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of these Investment Funds pursuant to CNV Resolution Nr. 617/13. As of the date of issuance of these Consolidated Financial Statements, the Managing Company had paid off all the amounts due to the holders of shares in these funds

(**)
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo on August 30, 2013 and of FBA Acciones Globales and FBA Renta on September 2, 2013.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

Restriction on earnings distributions:

a)
In accordance with the provisions of BCRA, on April 10, 2014 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 404,849 currently included under Unappropriated earnings to the Legal Reserve.

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

On February 19, 2014 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of 28,800 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.0.05364 per share.

On April 10, 2014 at the Bank’s Ordinary and Extraordinary Shareholders’ Meeting, it was approved that such distribution is subject to the prior authorization of the BCRA.

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such decision will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these Consolidated Financial Statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to begin discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company furnished the Court with the briefs and depositions of its witnesses.

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2013	2012
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	7,078	7,677
BBVA Francés Valores Sociedad de Bolsa S.A.	557	475
PSA Finance Argentina Cía. Financiera S.A.	164,652	109,736
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	108	93
	172,395	117,981

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

NOTE 17—ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2013:

COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	224,634
BCRA Checking Account	5,357,009
Franchises	81,944
TOTAL	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Special Guarantee Accounts	26,411
BCRA Checking Account	5,147,476
TOTAL	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
BCRA Checking Account	40,957
TOTAL	40,957

NOTE 18—RISK MANAGEMENT POLICIES

The Risk Department comprises units specialized in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Global Management and Technical area and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specialized in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts and Debt recovery efforts for specific segments.

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

In the year 2013, the Rating model used to assess customers in Enterprise and Wholesale Banking portfolios evolved toward higher sensitivity. As concerns Enterprise Banking, a sector-based model was implemented to categorize

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

customers into one of the four sectors of activities chosen (agribusiness, industrial, retail and services). Ratios have been allocated different scores depending on the sector. In addition, in the case of Wholesale Banking, there has been a model shift, toward one pursuing a global solution under consistent criteria incorporating the sector axis. This model provides for differential sector treatment, multiple-sector and multiple-geography activities, headquarters/affiliates adjustments and sovereign risk adjustments including sectorial “templates” used by Standard & Poor’s in a technological platform –Risk Analyst- provided by Moody’s.

In 2013, Retail Risks re-estimated the scoring models applied to reactive products. This resulted in more finely tuned discrimination abilities. As concerns proactive offerings, quality is monitored throughout the life of the offering.

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

b)	Financial Risk and Reporting

This is the unit in charge of controlling financial risk management (that is, market risk and structural risk). In addition, this area is responsible for measuring and following up on net fund requirements in different scenarios, including stress scenarios.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its own account has shrunk in line with BBVA Francés’s risk appetite.

During 2013, BBVA Francés reinforced its strategy by focusing its trading activities on customers and sought to maintain hedged positions in futures and forwards as well as in liquid assets when it came to fixed-income.

To manage the market risk inherent in BBVA Francés’s positions, the tool used is VaR (“Value at Risk”) which happens to be the basic measure to control risks: it estimates, subject to a given confidence level, the maximum loss that can be incurred in the market positions of a portfolio in a given time horizon. The confidence level used in VaR calculations at BBVA Francés is 99% and the time horizon is one day. A historical 2-year period is used. The market risk limit structure at BBVA Francés establishes schemes with VaR limits, sub-limits and alerts and the capital-at-risk exposed to market risk for each business unit.

The above is accompanied by daily stress tests. These estimate the maximum loss expected when the volatility intrinsic in historical crisis scenarios or economic stressors is applied to the outstanding portfolio. On the subject of economic stressors, in addition to calculating maximum expected loss, limits are checked to anticipate and mitigate excesses.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Besides, tests are run to check model validity. Back-testing processes are run every month to verify whether the daily results for the month are within the brackets determined by VaR and to identify the exceptions arising in the period.

The Market Risk area is equally responsible for obtaining and disseminating all the prices with an impact on the trading and structural portfolios and on all of BBVA Francés’ areas on a daily basis. This is achieved through the use of tools and automatic processes that are controlled and adjusted every day to ensure that results are adequate. Besides, the area undertakes a valuation of all the securities in which BBVA Francés' portfolios hold positions and of the securities that are held for custody from clients.

Finally, Market Risks checks and monitors credit risk in all the transactions conducted by the Treasury. Using different tools, a verification is performed of each transaction and the risk assumed with each counterparty to stay away from concentration and to diversify potential risk factors.

Liquidity and Funding Risk

The aim of structural liquidity management is that the Group’s recurring activities should be funded in optimum conditions of terms and cost and that no undesired liquidity risks are assumed.

At BBVA Francés, liquidity and funding management constitutes an essential part of the business strategy and furnishes it with a competitive advantage.

The main basic metrics used to control liquidity risk include:

-
Self-funding ratio: the metrics known as “Loan to Score Credits Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Entity’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

-
Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria. Thus, the deposits that carry higher volatility are grouped and they are specifically monitored and assigned a maximum amount determined by application of the Bank’s guidelines.

-
Basic Capacity: a liquidity balance sheet is prepared (other than the balance sheet for accounting purposes) with the various captions –assets, liabilities and on- and off-balance sheet items– are classified based on their nature for liquidity purposes. Then, their funding structure is determined. And it must satisfy, at all times, a basic premise, namely, that basic businesses must be funded with stable resources. These guidelines guarantee that the Bank’s financial structure remains solid and that business plans remain sustainable.

On the topic of regulatory ratios, it must be underscored that already in the year 2012 the Basle Committee had approved the definitive implementation of the Liquidity Coverage Ratio (“LCR”), both in terms of defining the computable assets comprised by the liquid assets buffer and of fixing the schedule for stepwise introduction. Although it will not be until 2014 that BCRA will require this information (Communication “A” 5494), the Bank had started to monitor this issue already in 2011. As of the date of these financial statements, BBVA Francés is outperforming the requirements of the new LCR ratio in connection with its full application.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés' exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

To that end, the Executive Committee, the Management Committee and the Asset and Liability Committee (ALCO) are charged with actively managing the balance sheet abiding by the guidelines approved by the Bank.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

-	Economic Capital

Economic Capital or Capital at Risk is a metrics that yields a consistent quantification of the different risks assumed by BBVA Francés. Economic Capital is an estimate of the unexpected losses that the Bank can incur in the different risk businesses that it operates. Thus, it aspires at determining the capital or own resources that BBVA Francés would need to face any such losses and it also identifies the economic capital consumed by each entity or business unit for each type of risk (credit risk, market risk, structural risk, operational risk, etc.) From the standpoint of structural interest rate risk, the calculation of economic capital seeks to quantify the losses that could be incurred in the event of adverse variations in interest rates in highly unlikely extreme scenarios. Specifically calculated is the maximum loss that economic value could sustain, given a 99% interval of confidence, by reason of changes in interest rates in a 12-month time horizon.

-	Economic value sensitivity

Economic value sensitivity is a measure that supplements financial margin sensitivity. It measures the interest risk inherent in equity value (an entity's own resources) based on the influence that a variation in interest rates has on the present values of financial assets and liabilities.

-	Margin at Risk

In much the same way as with economic capital, the entity calculates Margin at Risk, understood as the maximum unfavorable deviation in the financial margin projected for a pre-determined level of confidence. Margin at Risk is calculated on the basis of a model that simulates curves as it has been used in the economic capital calculations. Each one of the scenarios generated in the simulation is applied to the different monthly terms, up to one year, thus forming a trail of rates that is then used in determining financial margin in that scenario. This calculation procedure, that generates at one year the same scenarios as in the economic value simulations, allows Margin at Risk to be determined as the maximum loss in margin projected at 12 months given a certain confidence interval.

-	Financial margin sensitivity

Financial margin sensitivity measures changes in accruals expected for a given period (12 months) in the event of 100 basis point shifts in the curve of interest rates. Financial margin sensitivity is calculated by simulating margins, both in the event of a scenario of movements in the curve of interest rates and in the event of an actual situation, with sensitivity being the difference between the two margins calculated.

c)	Operational Risk

The Validation and Internal Control Department has an area called “Country Operational Risk Management” that is charged with enforcing compliance with the Internal Control and Operational Risk Model, managing the IT tools that provide support and enforcing the single methodology adopted for managing operational risk that serves to identify, value, evaluate and control operational risk in its various stages: admission, follow-up and mitigation.

This Model is based on a scheme of Control Specialists for five areas pre-defined as critical and of Operational Risk Managers for the remaining business and support areas. On the subject of Model Governance, the model is overseen by the highest-ranking Entity authorities and there are Operational Risk Committees in each unit.

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

As regards the tools, the Bank has an application that maps all operational risks and evaluates them. This application contains processes, risks and controls. In addition, the Bank has a base that reflects loss incidents by operational risk. These tools are functioning well and the level of implementation is optimum.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Starting in 2013, a Risk Appetite index has been defined. It reflects the Bank’s desirable maximum operational risk tolerance limit and must be followed up every month.

Thanks to the Operational Risk Model, the Bank can:

-	Rely on a comprehensive risk management model, that is robust and in line with international standards, modern and fit for adapting to the environment or to any internal requirements needed.

-	Undertake a valuation of the degree of mitigation activity attained and corroborate that mitigation measures have been adopted.

-
Ensure that the control framework has been implemented and updated, including, if applicable, contingency and service/business continuity plans as defined by the business units or support areas and that high impact risks are buffered.

The Global Risk Management area is geared towards calculating Expected loss and Economic capital (as per the Basel II Accord principles). In addition, it is responsible for the procedures that control credit extension, risk rating and fractioning, provisioning, fixation of risk quotas by industry segment and by type of funding. It is equally responsible for Budgetary Control at the senior management level, which is exercised on the basis of the assumptions laid down in the Bank's budget, for contrasting the budget to actual monthly values and their impact on the cost of arrears. Said management activity is vital to determine whether quality standards in the field of credit risk have been duly satisfied in as much as they constitute the objective unavoidably pursued by all the units comprised by Risk at BBVA Francés. Finally, this involves running the Risk Committees, analyzing rules and regulations and reviewing and coordinating audits. All the activities associated to relevant measurement, follow-up and control are submitted to the Risk Committees for them to analyze and, depending on the issue, they are sent to the Board and to the Steering Committee.

NOTE 19—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2013 and 2012 for transactions performed with parents and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2013	2012	2013	2012	2013	2012

BBVA S.A.	28,062	41,904	53,269	27,174	26,740	103,742
BBVA Consolidar Seguros S.A.	19,183	14,380	23,599	25,996	—	—
Rombo Cía. Financiera S.A.	1,063,677	735,300	9,733	1,623	524,802	330,725

(1)
Includes items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and derivatives transactions.

Additionally loans were granted to Key Management Personnel by 11,060 and 5,330 as of December 31, 2013 and 2012, respectively.

The net income as of December 31, 2013, 2012 and 2011, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net income (1)
	2013	2012	2011
Income	9,097	262,671	177,134
Expenses	(1,393)	(46,104)	(18,775)
	7,704	216,567	158,359

(1)	All the concerted operations have been contracted according with market’s conditions.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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
Business experience: Vice Chairman, BBVA Francés Valores S.A. (“formerly, BBVA Francés Valores Sociedad de Bolsa S.A. Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés and Retail Banking Director, BBVA Francés.
Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman
Business experience: Retail Banking Director, BBVA Francés; Marketing Director  for Spain and Portugal, BBVA.
José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director within the meaning of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Regular Director
Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.
Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

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

Mario Vicens is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director
Business experience: Executive member of the Committee of Financial Services, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.
Oscar Miguel Castro is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Name	Current Position	Background and Work Experience

Luis Bernardo Juango Fitero	Regular Director
Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.
Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Martín Ezequiel Zarich	Alternate Director
Business experience: Regular Director at BBVA Consolidar Seguros S.A.; Innovation and Development Director at BBVA Francés; Director of Mergers at BBVA Francés;  Planning Director at BBVA Francés; Financial Director at BBVA Francés; Retail Banking Director at BBVA Francés; Director at Credilogros; Director at BBVA Francés Uruguay; Director at BBVA Francés Cayman Ltd.; Assistant General Director for Commercial Development at Grupo BBVA: Economist at Banco de Crédito Argentino; Controller and Budget Area Manager at Banco de Crédito Argentino; Planning Director at Banco de Crédito Argentino.

Martín Ezequiel Zarich is not an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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
Assets Management Area, BBVA Francés; Head of the Trading Area, BBVA Francés; Director of Global Markets, BBVA Francés; Director of Wholesale Banking and Asset Management, BBVA Francés¸ President of BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.).

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

Gabriel Milstein	Director, Human Resources and Services	Organization Manager, BBVA Francés.
Jorge Gustavo Allen	Director, Enterprise Banking	Goods and Services Manager, BBVA Francés; Logistics Director, BBVA Francés; President, BBVA Consolidar Seguros S.A.; Territorial Director, BBVA Francés.
Jorge Delfín Luna	Director, Retail Banking
Regional Manager, Citibank Branch; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

▪	BBVA FRANCES’s OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2013, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2013
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,061,858	29.81
The Bank of New York Mellon (2)	47,584,374	8.86
Administración Nacional de Seguridad Social (Argentine Social Security Authority)	42,439,494	7.90

(1)
BBV América S.L. is under the control of BBVA. It has an effective 20.90% ownership interest in the capital stock of BBVA Francés and has an indirect 8.91% ownership interest in Inversora Otar S.A. following the merger by absorption mentioned in Note 1.6.

(2)	As holder agent of ADSs.

▪	ORGANIZATIONAL STRUCTURE

General Organizational Structure

Executive Director
Ricardo Moreno *
Corporate Development and Transformation
Adriana Melero *
Audit
Esther Dafauce * *
Institutional Relations
Gonzalo Verdomar Weiss * *
Economic Studies Services
Gloria Sorensen * *
Regulatory Compliance
Walter Vallini * *
Legal Services
Adrian Bressani * *
Retail Banking
Jorge Luna *
Innovation and Development
Martín Zarich *
Finance and Planning
Ignacio Sanz y Arcelus *
Risks
Eugenio Rogero *
Companies Banking
Jorge Allen *
Corporate & Investment Banking
Alberto Estrada *
Technology and Operations
Gustavo Fernández *
Human Resources and Services
Gabriel Milstein *

* MANAGEMENT COMMITTEE MEMBERS

** EXECUTIVE COMMITTEE MEMBERS

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

▪	COMMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMMITTEE – LAW 26,831 (C.N.V./S.E.C.)

BBVA Francés’s Audit Committee (C.N.V./S.E.C.) is a multiple-member body, with a majority of directors who meet the independence criteria of Law 26,831. Its purpose is to assist the Board of Directors in the assessment of the External Auditor’s function and independence and to perform the internal control function at the Bank.

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

This Committee is made up by two Regular Directors, one of them is the Compliance Officer registered as such with the Financial Information Unit, the highest ranking officer for regulatory compliance and the person designated as an alternate regulatory compliance officer  and the officer in charge of the Anti-Money Laundering area.

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

This Committee is made up by a member of the Board, the Director of Technology and Operations and other executives of the Technology and Operations, Innovation and Development area.

The main duties of the IT Committee are:

-	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

-	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

It is made up by the Executive Director or General Manager and by the Director of Human Resources and Services and the Director of Corporate Development and Transformation.

The main functions of the Human Resources Committee are to:

-	establish the structure of the organizational chart.

-	approve promotions to managerial positions.

-	define the guidelines governing human resources policies.

-	establish remuneration and incentive criteria.

-	evaluate benefits to personnel.

-	establish career and training plans.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

e)	Corporate Integrity Committee

This Committee is made up by the following directors: Corporate Development and Transformation, Legal Services, Audit, Human Resources and Services directors, together with the directors of the different business areas and with the Technology and Operations director.

The Corporate Integrity Committee is basically entrusted with:

-
Fostering the adoption of the measures necessary to hand down decisions concerning all those ethically objectionable actions of which any of the members of the Corporate Integrity Committee may become aware in the discharge of his duties or by reason of having received notice.

-	Settling those situations in which the interests of BBVA Francés and Group companies in Argentina conflict with those of their clients.

▪	THE SUBSIDIARIES AND AFFILIATES OF BBVA FRANCÉS

The main subsidiaries and affiliates of BBVA Francés are:

1)	BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.) engaged in securities trading at the Buenos Aires Stock Exchange.

2)
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

3)
PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

4)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see Note 15 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2013.

5)
Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6)
BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

▪	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 245 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 52 branches, with the remaining 111 branches being situated in the Argentine provinces.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

▪	FINANCIAL INCENTIVES FOR PERSONNEL

As prescribed by Communication “A” 5435 of the B.C.R.A., the following is a detail of the financial incentives to the Bank’s personnel:

BBVA Group has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

-
Recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

-	Ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

-	Ensure external competitiveness by updating information in line with the reference market.

-	Reward the contribution of tangible results.

The remuneration system includes all other payments collected by employees as consideration for their contributions to the organization in terms of time, position and results and it is made up by the fixed remuneration system and the variable remuneration system.

The instruments available within the remuneration processes are:

-
Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Entity’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

-
Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Performance assessments constitute a key tool to reward each employee’s efforts and results.

At the end of each fiscal year, the employee responsible for the area assesses the objectives of his/her reportees and this is how an individual assessment of annual performance is obtained. The outcome of the assessments must reflect the levels contributed by each team member. The minimum final score that entitles employees to collect incentives is 70 points.

“Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Group. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

Grupo BBVA has an incentives program for directors in place that is based on the delivery of shares that are deposited in the accounts of employees and remained blocked for a total term of 3 years (they vest by thirds).

In addition to the attainment of the objectives established for said incentive, beneficiaries must remain active at the Group at the time the shares vest, they must have generated the right to collect ordinary variable remuneration for that fiscal year and they must be free from sanctions imposed on serious breaches of the code of conduct and other internal rules and regulations with special emphasis on the specific rules concerning risks.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

-
Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

-
Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually by the supervisor based on the assessment of performance-evaluation of performance and the position’s reference bonus. In addition, variables associated to the attainment of Group objectives and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

-
Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Group’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

-
Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

-
Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Group. The quantity of shares finally delivered depends on the attainment of indicators at the Group level and of their relevant weights.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2013	2012
Peso and Foreign Currency Balances	5,583,762	4,654,479

21.2.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totalling 10,576,744 and 6,597,330 as of December 31, 2013 and 2012, respectively; (2) interest-bearing deposits in foreign banks totalling 54 as of December 31, 2012, and (3) interest-bearing deposits in local banks totalling 10 and 34 as of December 31, 2013 and 2012, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 59,618 and 113,279 as of December 31, 2013 and 2012, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totalling 224,634 and 196,569 as of December 31, 2013 and 2012, respectively.

21.3.	Instruments issued by the BCRA at amortized cost

The book value and fair value of instruments issued by the BCRA at amortized cost at December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012	2013	2012	2013	2012
	Book value		Gross unrealized losses		Fair value
BCRA Bills	1,232,715	2,186,062	6,421	3,443	1,226,294	2,182,619
Total	1,232,715	2,186,062	6,421	3,443	1,226,294	2,182,619

The amortized cost and the fair value of instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2013, by contractual maturity, were as follows:

	December 31, 2013
	Amortized cost	Fair value
Due in one year or less	1,232,715	1,226,294
Total	1,232,715	1,226,294

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2013	2012
Government sector	40,915	35,067
Financial sector	1,871,093	1,493,493
Non-financial private sector and residents abroad	35,278,648	27,488,728
—Commercial portfolio
With self-liquidating preferred guarantees	393,906	313,541
With other preferred guarantees	579,452	336,113
Without preferred guarantees	14,723,542	12,427,813
—Consumer portfolio
With self-liquidating preferred guarantees	18,270	15,184
With other preferred guarantees	3,904,886	3,054,375
Without preferred guarantees	15,658,592	11,341,702

Less: Allowances for doubtful loans	(722,462)	(523,857)
Total	36,468,194	28,493,431

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The following table analyzes our loan portfolio as of December 31, 2013 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2013	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	40,915	1,422	—	39,493	—
To the financial sector	1,871,093	821,283	498,106	551,704	—
To the non-financial private sector and residents abroad	35,278,648	17,836,311	7,767,079	9,496,685	178,573
Overdrafts	6,686,364	4,507,962	2,106,294	72,108	—
With privileged guarantees	4,793,518	529,730	1,504,496	2,591,642	167,650
Credit cards	7,479,654	7,479,654	—	—	—
Other	16,319,112	5,318,965	4,156,289	6,832,935	10,293
Total	37,190,656	18,659,016	8,265,185	10,087,882	178,573
Percentage of total loan portfolio	100.00%	50.18%	22.22%	27.12%	0.48%

The Bank also tracks its loan portfolio by industry segment. At December 31, 2013, the following industry segments represented the loan concentrations:

Industry Segment	As a percentage of total loans
Consumer	44.40
Other	14.65
Chemicals	6.67
Agricultural and livestock	5.53
Financial sector	5.03
Wholesale trade	4.81
Food stuff	4.36
Retail trade	4.04
Mining products	2.64
Beverage	2.15
Industrial metals	1.74
Transportation material	1.55
Electricity, oil, water and sanitary services	1.38
Rubber products	1.05
Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

During 2013 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Supervisory Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Balance at the beginning of the fiscal year	596,153	528,260
New Loans	296,139	88,917
Repayments	(875)	(21,024)
Balance at the end of the fiscal year	891,417	596,153

Total loans outstanding to these related parties at December 31, 2013 and 2012 including accrued interest, amounted to 1,090,469 and 753,648, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2013 and 2012, approximately 63,589 and 120,775 or 0.17% and 0.42% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2013 and 2012, non-performing loans amounted to 284,254 and 187,903, respectively. Past due loans included in the abovementioned amounts reach to 188,871 and 117,595 at December 31, 2013 and 2012, respectively.

21.5.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2013	2012	2011
Balance at the beginning of the fiscal year	523,857	444,973	396,227
Provision for loan losses	456,267	259,181	134,199
Charge-offs	(257,662)	(180,297)	(85,453)
Balance at the end of the fiscal year	722,462	523,857	444,973

21.6.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2013	2012
With preferred guarantees	624,368	537,997
Without preferred guarantees	549,167	166,378
Allowances	(5,044)	(3,450)
	1,168,491	700,925

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2013	2012
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	5,414,377	3,452,819
“Notional” amount of non-deliverable forward sales	1,871,743	2,865,678
Interest rate SWAP	1,367,098	878,657
Contra credit derivatives accounts	(6,781,475)	(4,331,476)
Contra debit derivatives accounts	(1,871,743)	(2,865,678)
Non-deliverable forward transactions balances pending settlement-Receivables	6,744	8,834
Non-deliverable forward transactions balances pending settlement-Liability	47,245	928
Debtors under forward sales of foreign exchange	51,914	—

Repurchase agreements with government securities
Forward sales under repurchase agreements	180,532	—
Debtors under repurchase agreements with the BCRA	176,191	—

Spot transactions with pending settlement
Unsettled spot securities purchases	9,011	—
Unsettled spot foreign exchange purchases	52,144	18
Creditors under unsettled spot foreign exchange purchases	51,914	18
Unsettled spot securities sales	8,999	—
Debtors under unsettled spot foreign exchange sales	13,864	931
Unsettled spot foreign exchange sales	65,980	926
Unsettled spot Government securities purchases	11,412	—
Creditors under unsettled spot Government securities purchases	11,384	—
Debtors under unsettled spot Government securities sales	18,077	—
Unsettled spot Government securities sales	18,161	—

21.7.	Premises and equipment and other assets

21.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2013	2012
Land and buildings	50	602,884	581,726
Furniture and facilities	10	283,072	213,573
Machinery and equipment	5	234,222	187,904
Vehicles	5	9,506	5,723
Accumulated depreciation		(424,689)	(368,945)
Total		704,955	619,981

Depreciation expense was 100,766, 86,813 and 65,070 at December 31, 2013, 2012 and 2011, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

21.7.2.	Other assets

Other assets consisted of the following at December 31, 2013 and 2012:
	Estimated useful life (years)	December 31,
Description		2013	2012
Advances to suppliers of goods		486,010	4,356
Construction in progress (see Note 21.18)		93,957	7,801
Rent assets	50	2,294	2,342
Works of art	—	992	992
Assets acquired for secure loans	50	2,423	1,912
Stationery and office supplies	—	7,844	8,244
Land and buildings not affected by banking activities	50	66,477	8,448
Total		659,997	34,095

Depreciation expense was 395, 376 and 369 at December 31, 2013, 2012 and 2011, respectively.

21.8.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2013 and 2012, is as follows:

		December 31,
Description	Estimated useful life (years)	2013	2012
Computer software acquisition expenses and computer programs development expenses	up to 5	72,678	51,982
Other intangible assets	up to 5	48,077	65,349
Total		120,755	117,331

The 2013 and 2012’s variations in intangible asset accounts were as follows:

	December 31,
	2013	2012
Balance at the beginning of the fiscal year	117,331	80,978
—Additions	92,893	96,410
—Decreases	—	(62)
—Period amortization	(89,469)	(59,995)
Balance at the end of the fiscal year	120,755	117,331

21.9.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2013	2012
Short-term liabilities	93,746	51,936
Total	93,746	51,936

At December 31, 2013 and 2012, accrued interests and other differences included on the above liabilities amounted to 697 and 369, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

21.10.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2013	2012
Short-term liabilities
Other lines of credit from local and foreign banks	588,717	585,483
Total short-term liabilities	588,717	585,483
Long-term liabilities
Other lines of credit from local and foreign banks	—	42,182
Total long-term liabilities	—	42,182
Total	588,717	627,665

Accrued interests included on the above liabilities are 47,839 and 20,240, at December 31, 2013 and 2012, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets.

21.11.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2013	2012
Assets
Cash and due from banks	5,918,782	2,020,589
Government and private securities	872,041	2,315
Loans	1,111,428	2,480,545
Other receivables from financial transactions	100,620	22,827
Receivables from financial leases	60	385
Investments in other companies	1,722	1,300
Other receivables	146,985	249,791
Suspense items	562	634
Total	8,152,200	4,778,386
Liabilities
Deposits	4,720,888	3,514,335
Other liabilities from financial transactions	821,826	690,412
Other liabilities	118,440	67,643
Suspense items	571	869
Total	5,661,725	4,273,259

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

21.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2013 and 2012 the consolidated minimum capital is based upon risk-weighted assets and also considers interest rate risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2013	3,964,903	7,080,153	3,115,250
December 31, 2012	3,591,345	5,289,906	1,698,561

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 305,068  and 105,981 as at December 31, 2013 and 2012, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

21.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2013, 2012 and 2011, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

21.14.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2013, 2012 and 2011 the Bank has been accruing 2,339, 2,245 and 1,416 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP.

Additionally, following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Francés, approved incentive plan which included the delivery of BBVA shares to certain executives. At December 31, 2013 the Bank recognized 16,821 for this concept. It had not impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 201,306, 168,804 and 121,430 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

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

During the fiscal year ended December 31, 2011 the Bank decided to sold its interest in Consolidar Compañía de Seguros de Retiro S.A. (see Note 1.4.). As consequence of this, the Bank discontinued this segment of business.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, allowances for doubtful loans, operating expenses, other expenses, total expenses, loss / gain on minority interest in subsidiaries and total net income for each of the business segment identified by the Bank’s management.

	As of December 31, 2013
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for doubtful loans	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (2)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (3)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
(Loss)/Gain on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income	1,750,650	274,295	2,024,945	(701)	2,024,244

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

	As of December 31, 2012
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	42,761,978	1,916,525	44,678,503	106,076	44,784,579
Financial income	5,423,751	281,442	5,705,193	9,728	5,714,921
Service charge income and other income	2,735,119	197,682	2,932,801	5,400	2,938,201
Total income (1)	8,158,870	479,124	8,637,994	15,128	8,653,122
Financial expenses	(1,955,017)	(106,114)	(2,061,131)	3,260	(2,057,871)
Allowances for doubtful loans	(242,753)	(13,506)	(256,259)	—	(256,259)
Operating expenses	(3,014,278)	(25,453)	(3,039,731)	(21,977)	(3,061,708)
Other expenses (2)	(1,896,026)	(81,333)	(1,977,359)	(51)	(1,977,410)
Total expenses (3)	(7,108,074)	(226,406)	(7,334,480)	(18,768)	(7,353,248)
Gain/(Loss) on minority interest in subsidiaries	(84)	(37,790)	(37,874)	1,679	(36,195)
Total net income	1,050,712	214,928	1,265,640	(1,961)	1,263,679
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	As of December 31, 2011
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager / Insurance
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	37,640,829	1,329,244	38,970,073	35,572	39,005,645
Financial income	3,412,422	152,608	3,565,030	249,655	3,814,685
Service charge income and other income	2,078,461	129,350	2,207,811	78,537	2,286,348
Total income (1)	5,490,883	281,958	5,772,841	328,192	6,101,033
Financial expenses	(1,300,279)	(55,419)	(1,355,698)	10,295	(1,345,403)
Allowances for doubtful loans	(122,066)	(10,597)	(132,663)	—	(132,663)
Operating expenses	(2,263,288)	(16,212)	(2,279,500)	(63,700)	(2,343,200)
Other expenses (2)	(1,006,203)	(58,661)	(1,064,864)	(200,864)	(1,265,728)
Total expenses (3)	(4,691,836)	(140,889)	(4,832,725)	(254,269)	(5,086,994)
Gain/(Loss) on minority interest in subsidiaries	24,691	(17,908)	6,783	(15,245)	(8,462)
Total net income	823,738	123,161	946,899	58,678	1,005,577

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Notes 1.4. and 15.

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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of instruments issued by the BCRA, other debt obligations and Federal Government secured loans. For the fiscal years ended December 31, 2013, 2012 and 2011 the Bank recorded net income from government securities for 357,995, 641,438 and 485,497, respectively. In addition, for the fiscal years ended December 31, 2013, 2012 and 2011, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree Nr. 1387/01), including CER accrual for 8,840, 6,388 and 40,508, respectively.

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

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31,
	2013	2012	2011
Consolidated Income Statements
Interest and fees on loans	5,869,353	4,050,719	2,589,599
Trading account interest	485,258	769,498	589,491
Total interest income	6,354,611	4,820,217	3,179,090
Interest on deposits	2,388,993	1,541,589	1,060,235
Interest on short-term borrowings	284,740	173,620	71,340
Interest on long-term debt	3	1	17
Total interest expense	2,673,736	1,715,210	1,131,592
Net interest income	3,680,875	3,105,007	2,047,498
Provision for loan losses	453,264	256,259	132,663
Net interest income after provision for loan losses	3,227,611	2,848,748	1,914,835
Service charges on deposit accounts	305,997	377,430	317,059
Credit card service charges and fees	1,999,788	1,308,886	859,032
Fees on securities activities	16,745	11,067	19,119
Other commissions	1,847,781	1,300,305	1,015,020
Income from investment in equity securities	96,686	71,779	111,461
Foreign currency gains, net	590,982	190,309	218,622
Gains on disposal of fixed and other assets	477	43,578	2,150
Others	845,723	529,551	379,480
Total other income	5,704,179	3,832,905	2,921,943
Consolidated Expenses Statements
Commissions	615,635	468,422	366,352
Personnel expenses	1,959,587	1,581,391	1,228,959
Fees and external administrative services	291,108	215,488	150,640
Depreciation of bank premises and equipment and other fixed assets	101,161	87,189	65,439
Business travel and development	26,359	22,098	14,447
Utilities	70,095	60,393	42,289
Advertising and promotion	172,307	146,287	122,412
Contributions and taxes	1,172,410	729,595	506,914
Maintenance and repairs	183,157	130,202	97,602
Provision for loss contingencies	166,288	351,450	128,095
Others	1,027,979	760,783	555,694
Total other expenses	5,786,086	4,553,298	3,278,843
Income before income tax and tax on minimum presumed income expenses	3,145,704	2,128,355	1,557,935
Income tax and tax on minimum presumed income expenses	1,121,460	864,676	552,358
Net income	2,024,244	1,263,679	1,005,577
Net loss attributable to the non-controlling interest	(54,414)	(36,195)	(8,462)
Net income attributable to the controlling interest	2,078,658	1,299,874	1,014,039
Net income per Ordinary Share (1)	3.77	2.35	1.87

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2013 and 2012 as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2013	2012
Assets
Cash and due from banks	2,305,037	2,017,559
Interest bearing deposits in other banks	10,801,378	6,793,899
Unsettled spot purchases	72,567	18
Debtors under forward sales and under reverse repurchase agreements	228,105	—
Debtors under unsettled spot sales	31,941	931
Trading account assets	3,459,771	4,101,682
Investments securities	210,657	146,001
Loans	37,190,656	29,017,288
Allowance for loan losses	(722,462)	(523,857)
Premises and equipment	704,995	619,981
Intangible assets	120,755	117,331
Other assets	4,120,224	2,493,746
Total assets	58,523,624	44,784,579

Liabilities and Stockholders’ Equity
Interest bearing deposits	29,198,369	22,351,365
Non interest bearing deposits	14,561,096	11,813,688
Creditors under forward purchases and under reverse repurchase agreements	47,245	928
Creditors under unsettled spot purchases	63,298	18
Forward sales and under repurchase agreements	180,532	—
Unsettled spot sales	93,140	926
Other short-term borrowings	3,697,639	3,131,488
Other liabilities	1,782,981	1,439,524
Long-term debt	861,406	151,763
Commitments and contingent liabilities	709,343	644,962
Common Stock	536,878	536,878
Other stockholders’ equity	6,619,302	4,595,058
Non-controlling interests in consolidated subsidiaries	172,395	117,981
Total liabilities and stockholders’ equity	58,523,624	44,784,579

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2013 and 2012 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2013	2012
Assets
Cash and due from banks	77	88
Trading account assets	27,064	44,942
Loans	—	26,233
Other assets	46,631	34,813
Total assets	73,772	106,076

Liabilities
Interest bearing deposits	(22,136)	—
Non interest bearing deposits	(2,099)	(305)
Other liabilities	3,219	3,374
Commitments and contingent liabilities	79,438	86,357
Non-controlling interests in consolidated subsidiaries	7,078	7,677
Total liabilities	65,500	97,103

21.17.	Off-Balance sheet financial instrument

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2013 and 2012 the Bank entered into forward contracts, interest rate swaps and options for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 21.6. The following table shows at December 31, 2013 and 2012 the notional value forward transactions, SWAP and options that fall within trading classification:

	December 31,
	2013	2012
Forward sales and purchases of foreign exchange	7,286,120	6,318,497
Forward sales / purchases under reverse repurchase agreements	180,380	—
Interest rate SWAP	1,367,098	878,657

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2013	2012
Credit lines granted (unused portion) cover by debtor classification regulations	453,478	322,959
Foreign trade acceptances and standby letters of credit	199,231	76,515
Guarantees granted	446,358	365,601

(*) A significant portion of the Bank’s guarantees as of December 31, 2013 and 2012 has a remaining maturity of less than one year.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2013	2012
Self-liquidating counter guarantees	105,643	6,533
Preferred counter guarantees	6,232	27,246
Without guarantees	828,409	554,216

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2013	2012
Checks drawn on the Bank pending clearing	602,976	515,628
Checks drawn against other Banks	1,186,195	1,404,173
Drafts and notes for collection	686,371	495,183

c)	Trust activities

See Note 10.

21.18.	Contractual commitment

On July 10, 2013, BBVA Francés and Consultatio S.A. undersigned a preliminary bill of sale whereby the Bank agrees to acquire 23 out of the 33 floors in a building to be constructed by Consultatio S.A. to accommodate the new corporate head office of BBVA Francés. This building, designed under environmental and sustainability standards and with care for the environment in mind will be located in Leandro N. Alem Nr. 815, in the City of Buenos Aires.

The investment, approximately of Ps.1.2 billion, contemplates a schedule of payments associated to progress payment certificates. The estimated date of delivery is March 2016.

To secure performance of its obligations, Consultatio S.A. agreed to (i) set up a guarantee trust over the undivided 70% of the property where the building will be erected on behalf of BBVA Francés and (ii) raise a first mortgage over 100% of the property and all its appurtenances on behalf of BBVA Francés.

NOTE 22—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2013	2012	2011
Income before income tax in accordance with US GAAP	3,359,310	2,270,399	1,047,051
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	1,175,759	794,640	366,468
Tax exempt income	(77,282)	(48,412)	(79,862)
Charge of allowances on deferred tax assets	—	—	(16,797)
Other, net	82,289	(16,933)	78,435
Income tax computed in accordance with U.S. GAAP	1,180,766	729,295	348,244
Income tax computed in accordance with BCRA’s rules	1,121,460	864,676	505,058
Adjustments to reconcile income tax (benefit) to U.S. GAAP	59,306	(135,381)	(156,814)

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (39,910, 19,270 and 51,437 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (370, 1,812, and 330 for the fiscal years ended December 31, 2013, 2012, and 2011, respectively) and gains generated in Tierra del Fuego province, which were not subject to income tax (37,002, 27,330 and 28,095 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively).

 “Other, net” includes other net effects, tax exempt income and non-deductible items.

The principal components of “Other, net” are explained in the table below:

	December 31,
Concept	2013	2012	2011
Federal Government secured loans – Decree Nr. 1387/01	—	—	25,353
Equity method	—	—	2,362
Real property sales result	—	(25,986)	2,691
Non-deductible items	64,432	—	—
Non-deductible charges	368	—	6,741
Non-deductible royalties	6,279	—	—
Donations	2,891	4,076	7,517
Business travel and development non-deductible	289	243	557
Law Nr. 19,640 result	—	—	10,206
Other	8,030	4,734	23,008
Other, net	82,289	(16,933)	78,435

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

following ten years. Since TOMPI is calculated on different basis than income tax (under tax legislation is based on taxable assets and it is not based in income for fiscal years and has no relation with income), it is not included in the line “Income tax computed in accordance with BCRA’s rules”.

As mentioned in Note 5.1 to the Consolidated Financial Statements, “Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.  Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax amounting to (25,800) and 147,300 for the fiscal years 2013 and 2012, respectively, were classified in the “Other Expense” or “Other Income” line item of the Consolidated Statement of Operations (see Notes 6.l) and 6.m), as appropriate,  with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules.

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income – TOMPI-” line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2013, 2012 and 2011 and “income tax and TOMPI” account includes income tax 1,121,460, 864,676 and 552,358, respectively.

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

Detailed below is the accounting evolution of the allowance and its fiscal impact.

The allowances on deferred tax assets in accordance with US GAAP are shown below:

	December 31,
Description	2013	2012	2011

Accounting evolution
Initial Balance	—	—	47,991
Increase / (decrease)	—	—	(47,991)
Final Balance	—	—	—

Income Tax
Income Tax accounting result	—	—	47,991
Allowances on deferred tax assets initial balance	—	—	(47,991)
Allowances on deferred tax assets final balance	—	—	—
Tax Result	—	—	—

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the income tax computed in accordance with US GAAP:

	December 31,
	2013	2012	2011
Income tax computed in accordance with BCRA’s rules	1,121,460	864,676	505,058
Net current Tax adjustment U.S. GAAP	59,306	(135,381)	(156,814)
Income tax computed in accordance with US GAAP	1,180,766	729,295	348,244

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under US GAAP for the fiscal year ended December 31, 2013.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with US GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 25,800 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

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

Detailed below is a numeric reconciliation for a better comprehension of the above:

	December 31, 2013

Income tax computed in accordance with BCRA´s rules		1,121,460

1. Adjustments to reconcile income tax (benefit) to U.S. GAAP		59,306

Income tax computed in accordance with US GAAP		1,180,766

2. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	256,900
Deferred tax asset under BCRA (final Balance)	231,100
Adjustment to reconcile net deferred tax asset under U.S. GAAP	(25,800)	(25,800)

3. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(256,900)
Deferred tax asset under BCRA (final Balance)	(231,100)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	25,800	25,800

Total Income tax expense in accordance with U.S. GAAP		1,180,766

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 231,100, 256,900 and, 109,600 as of December 31, 2013, 2012 and 2011, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2013	2012	2011
Deferred tax assets:
Carry forward	1,506	—	—
Loans	46,865	58,653	15,546
Loan origination and issuance credit card’s fees	82,375	50,620	41,611
Other liabilities	16,508	52,170	39,844
Allowance for loss contingencies	252,949	250,792	191,769
Other	22,607	66,598	31,776
	422,810	478,833	320,546
Deferred tax liabilities:
Government and private securities valuation	(14,538)	(111,799)	(138,089)
Foreign exchange difference	(14,893)	(13,576)	(22,728)
Intangible assets	(26,876)	(18,086)	(5,073)
Other	(83,741)	(46,538)	(6,013)
	(140,048)	(189,999)	(171,903)
Net deferred tax asset under U.S. GAAP	282,762	288,834	148,643
Net deferred tax asset in accordance with BCRA’s rules	231,100	256,900	109,600
Adjustment to reconcile net deferred tax assets to U.S. GAAP	51,662	31,934	39,043

Allowances on deferred tax assets in accordance with BCRA’s rules	(231,100)	(256,900)	(109,600)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	231,100	256,900	109,600

Net deferred tax asset under U.S. GAAP	282,762	288,834	148,643

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 22.4. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing an increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2013, 2012 and 2011.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. This difference principally relates to the accounting registration of the impairment that took place in the loans to the provincial governmental sector and to other public sector agencies (see Note 22.3.4.), which, as mentioned above, does not comply with the indicators required to be tax-deductible. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

▪
Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

As of December 31, 2013, 2012 and 2011 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order reconciling assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 265,674, 271,401 and 128,900 as of December 31, 2013, 2012 and 2011, respectively. In addition, income would have decreased by 58,961 and 61,123 as of December 31, 2013 and 2011, respectively and would had increased by 137,691 as of December 31, 2012.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 17,088, 17,433 and 19,743 as of December 31, 2013, 2012 and 2011, respectively. On the other hand, income would have decreased by 345 and 2,310 as of December 31, 2013 and 2012, respectively and would had increased by 61,828 as of December 31, 2011.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2013, 2012 and 2011, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax for such fiscal years.

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 235,356, 144,628 and 108,509 at December 31, 2013, 2012 and 2011, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2013, 2012 and 2011 would have decreased by 90,728, 36,119 and 30,531, respectively.

These adjustments do not have effects over discontinued operations.

22.3.	Loan loss reserve

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 22.3.1, 22.3.2, 22.3.3 and 22.3.4.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012	2011
—Total amount of loans considered as impaired	536,346	373,013	212,653
Amount of loans considered as impaired for which there is a related allowance for credit losses	536,346	373,013	212,653
—Reserves allocated to impaired loans	267,960	172,664	105,457
—Average balance of impaired loans during the fiscal year	474,967	323,276	188,253

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2013	2012	2011
Balance at the beginning of the fiscal year	325,887	264,041	180,695
Provision for loan losses	346,839	242,143	168,799
Charge-offs	(257,662)	(180,297)	(85,453)
Balance at the end of the fiscal year	415,064	325,887	264,041

22.3.1.	Interest recognition—non-accrual loans

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

22.3.2.	Impaired loans—Non-Financial Private Sector and residents abroad

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

-
Consumer / Commercial-like consumer portfolio: the main criterion for classifying a client is the number of days past due (more than 90 days is considered as doubtful), and the Bank also considers refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or preventive extrajudicial agreement not yet homologated and bankruptcy among others. To calculate the allowance required for smaller-balance impaired loans, in accordance with US GAAP, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 307,398, 197,970 and 180,932 at December 31, 2013, 2012 and 2011, respectively. On the other hand, the income would have increased by 109,428 and 17,038 at December 31, 2013 and 2012, respectively, and would have decreased by 34,600 at December 31, 2011.

These adjustments do not have effects over discontinued operations.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the US GAAP and makes the necessary adjustments as indicated in the table below (which shows the impact on the shareholders’ equity of BBVA Francés):

	2013			2012			2011
	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.
Commercial-like consumer	39,285	78,569	(39,284)	30,622	60,772	(30,150)	21,697	61,028	(39,331)
Consumer	449,656	131,790	317,866	315,528	106,859	208,669	238,475	73,507	164,968
Commercial (sit 2-6)	31,588	31,588	—	12,372	12,372	—	5,811	5,811	—
Commercial (sit 1)	201,933	173,117	28,816	165,335	145,884	19,451	178,990	123,695	55,295
Total	722,462	415,064	307,398	523,857	325,887	197,970	444,973	264,041	180,932

-	Refinancing, restructuring and renegotiation programs

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified. The Central Bank does not define such terms as “restructuring” and “renegotiation”, which we understand to be included in the above-mentioned refinancing definition.

The amount of refinanced transactions as of December 31, 2013 and 2012 were 218,786 and 124,661, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The total of refinancing transactions granted during 2013 amounted to 197,389, of which 69.81% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2013.

The total of refinancing transactions granted during 2012 amounted to 89,413, of which 72.82% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2012.

The table below shows the number of restructured loans by portfolio segment, their outstanding amounts and their correspondent allowance for loan losses (i) at the time the restructuring was effected, (ii) one month before the restructuring, (iii) twelve months before the restructuring, and (iv) twelve months after the restructuring. It also includes the variation in the amount of allowances for loan losses between such periods.

Even when the information is at December 31, 2013, the loans which were restructured during the last months of the year have been outstanding less than 12 months and therefore the information shows partial values.

It is possible to observe in the table the variation of the allowances for loan losses during 2013 and 2012, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowances for loan losses increased as the level of restructurings loans increased.

2013				2012

	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,239	131,803	4,781	Consumer	5,221	60,783	1,838
Commercial	3	3,635	36	Commercial	2	5,766	72
	9,242	135,438	4,817		5,223	66,549	1,910

	-1 month				-1 month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,239	169,089	58,276	Consumer	5,221	86,448	34,918
Commercial	3	3,393	91	Commercial	2	6,652	592
	9,242	172,482	58,367		5,223	93,100	35,510

	Current month				Current month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured Loans
Consumer	9,239	192,715	63,228	Consumer	5,221	85,555	31,294
Commercial	3	4,674	179	Commercial	2	3,848	38
	9,242	197,389	63,407		5,223	89,413	31,332

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,239	154,264	42,048	Consumer	5,221	72,243	16,606
Commercial	3	4,804	180	Commercial	2	3,471	99
	9,242	159,068	42,228		5,223	75,714	16,705

Variation -12 months vs Current month			1,216.3%	Variation -12 months vs Current month			1,540.1%

Variation -1 months vs Current month			8.6%	Variation -1 months vs Current month			(11.8)%

Variation +12 months vs Current month			(33.4)%	Variation +12 months vs Current month			(46.7)%

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

During 2012 there were only two restructuring transactions affecting debtors whose financial situation had deteriorated. In one case additional guarantees of the loan were provided as part of the restructuring; in the other case, the existing guarantees were maintained. As of the date of issuance of these Consolidated Financial Statements, none of these debtors are in default of their payment obligations. In the three cases of commercial loans refinanced in 2013, our refinancing guarantees improved, obtaining mortgage guarantees.

As for the consumer segment, all the restructuring transactions effected during 2013 and 2012 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

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

Loans considered TDR for the years ended December 31, 2013 and 2012 were as follows:

	2013
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	24	17,975
Consumer
Personal Loans	11,849	182,395
Mortgage	194	6,395
Others	83	12,020
	12,150	218,785

	2012
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	3	16,320
Consumer
Personal Loans	8,265	94,140
Mortgage	210	6,754
Others	47	7,447
	8,525	124,661

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the year ended December 31, 2013 and 2012 were as follows:

	2013
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	2,914	43,813
Mortgage	5	463
Others	15	2,682
	2,934	46,958

	2012
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	1,378	17,749
Mortgage	1	63
Others	3	198
	1,382	18,010

-	Past due loans

The tables below disclose an aging analysis of our past due loans for December 31, 2013 and 2012:

	Past due loans
	30 – 59 days	60 – 89 days	More than 90 days	Total December 31, 2013
Financial sector	—	—	293	293
To non-financial private sector and residents abroad:	9,275	8,900	170,403	188,578
Discounted instruments	455	151	1,223	1,829
Real estate mortgage	249	120	3,874	4,243
Collateral loans	2,539	1,213	49,773	53,525
Consumer	4,576	3,447	41,498	49,521
Credit cards	793	1,072	18,454	20,319
Other	663	2,897	55,581	59,141
Total	9,275	8,900	170,696	188,871

	Past due loans
	30 – 59 days	60 – 89 days	More than 90 days	Total December 31, 2012
To non-financial private sector and residents abroad:	6,541	4,398	106,656	117,595
Discounted instruments	—	—	1,531	1,531
Real estate mortgage	24	148	2,650	2,822
Collateral loans	1,249	406	37,725	39,380
Consumer	4,344	2,369	32,300	39,013
Credit cards	648	631	11,019	12,298
Other	276	844	21,431	22,551
Total	6,541	4,398	106,656	117,595

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.3.3.	Federal Government Secured Loans

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

The effects of adjustments over discontinued operations required to state such amounts in accordance with U.S. GAAP would had increased income by 78,028 at December 31, 2011.

These adjustments do not have effects over continued operations.

22.3.4.	Argentine Government Notes

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

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

The effects of adjustments over discontinued operations required to state these amounts in accordance with U.S. GAAP would had increased income by 21,644 at December 31, 2011.

These adjustments do not have effects over continued operations.

22.4.	Government and other debt securities—Available for sale

During the fiscal year 2005, as a result of the Government’s debt restructuring, the Bank received for the defaulted portfolio Dollar-denominated Discount bonds amounted to US$26,083, and Peso-denominated Discount bonds amounted to 146,818. During the fiscal year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into BOGAR 2020, the face value of the corporate bonds swapped amounted to 551,230,672.

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 7,524, 3,360 and 5,752 at December 31, 2013, 2012 and 2011, respectively. On the other hand, the income for the fiscal years ended December 31, 2013, 2012 and 2011 would have increased by 147,934, 16,135 and 213,026, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s income would had increased by 101,585 at December 31, 2011.

At December 31, 2012 and 2011 and under BCRA regulations, the securities included in this classification are carried at fair values with changes in fair value reflected in net income (see Note 3.4.2). As explained, the losses or (gains) recognized under US GAAP for securities classified as available for sale are mainly related to gains (or losses) for securities at fair values under BCRA regulations (whose results are reflected as losses / gains for the fiscal year).

Under US GAAP, the difference between fair value and amortized cost is reflected in Other Comprehensive Income (OCI). Therefore the results of continued operations under US GAAP mainly correspond to losses recorded under BCRA regulations.

In accordance with net income from discontinued operations, they are due to the reversal of adjustments corresponding to Consolidar Retiro SA under US GAAP, as a consequence of the sale of the company (see Note 1.4). At December 31, 2011 they amounted to 101,585 (207,797 loss and 309,382 gain corresponding to results recorded under OCI).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

To such effects, the following adjustments were made:

	US GAAP stockholder equity			Result (a)			Gross unrealized (Loss) / Gains (b)			Net income (a – b)
	December 31,			December 31,			December 31,			December 31,
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Continued operations	(7,524)	(3,360)	(5,752)	(4,164)	2,392	(3,822)	(152,098)	(13,743)	(216,848)	147,934	16,135	213,026
Discontinued operations	—	—	—	—	—	(207,797)	—	—	(309,382)	—	—	101,585
Total	(7,524)	(3,360)	(5,752)	(4,164)	2,392	(211,619)	(152,098)	(13,743)	(526,230)	147,934	16,135	314,611

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2013 and 2012 are as follows:

	Government securities
	December 31,
	2013	2012
Amortized cost	3,833,787	4,280,598
Gross Unrealized Loss	(304,596)	(172,017)
Gross Unrealized Gains	28,949	48,468
Fair Value	3,558,140	4,157,049
Number of Positions	41	18

The following table shows the disclosures about investments as of December 31, 2013 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	—	—	3,172,228	(304,596)	3,172,228	(304,596)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2013 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

22.5.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2013 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 31,034, 29,771 and 23,670 at December 31, 2013, 2012 and 2011, respectively. On the other hand the income would have decreased by 1,263, 6,101 and 207 at December 31, 2013, 2012 and 2011, respectively.

These adjustments do not have effects over discontinued operations.

22.6.	Investment in other companies

At December 31, 2013, 2012 and 2011, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 7,038, 7,038 and 6,226 at December 31, 2013, 2012 and 2011, respectively.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 42,641, 31,129 and 45,664 at December 31, 2013, 2012 and 2011, respectively.

On the other hand, the income over continued operations would have decreased by 11,512 and 8,091 for the fiscal years ended December 31, 2013 and 2011, respectively and would had increased by 13,723 for the fiscal year ended December 31, 2012 due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

22.7.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when paid. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 424, 389 and 36,682 at December 31, 2013, 2012 and 2011, respectively. In addition, the income for the fiscal years ended at December 31, 2013 and 2011 would have decreased by 35 and 36,350, respectively, and for the fiscal year ended at December 31, 2012 would had increased by 36,293.

These adjustments do not have effects over discontinued operations.

22.8.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 2,475,542 and 2,414,984 at December 31, 2013 and 2012, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 21.16.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.9.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 22.15.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 156,422 and 944 at December 31, 2013 and 2012, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 21.16.).

22.10.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2013, 2012 and 2011. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

22.11.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 199,231 and 76,515 at December 31, 2013 and 2012, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 21.16.).

22.12.	Technical commitments related to insurance activities

For the fiscal year ended December 31, 2010 Consolidar Cía. de Seguros de Retiro S.A. maintained reserves accounted in Other subsidiaries’ liabilities valued in accordance with the accounting standards established by the  National Superintendence of Insurance.

The effects of adjustments over discontinued operations required to state such amounts in accordance with US. GAAP, under ASC 944-40, Financial Services-Insurance: Claim Costs and Liabilities for Future Policy Benefits, would had decreased income by 267,939 at December 31, 2011.

These adjustments do not have effects over continued operations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.13.	Fair Value of Financial Instruments

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

Assets and liabilities valued at their fair recurrent value as of December 31, 2013 and 2012 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	1,335,358	2,124,609	—	3,459,967
-Holding booked at fair value	1,090,537	891,894	—	1,982,431
-Instruments issued by the BCRA	175,772	1,232,715	—	1,408,487
-Investments in listed private securities	69,049	—	—	69,049

Other receivables from financial transactions	79,311	3,401	—	82,712
-Instruments to be received for spot and forward purchases to be settled	72,567	—	—	72,567
-Unlisted corporate bonds	—	3,401	—	3,401
-Non-deliverable forward transactions balances to be settled	6,744	—	—	6,744

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	Fair value measurements on a recurring basis as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Liabilities
Other liabilities from financial transactions	320,917	1,190,761	—	1,511,678
-Unsubordinated corporate bonds	—	1,190,761	—	1,190,761
-Instruments to be delivered for spot and forward sales to be settled	273,672	—	—	273,672
-Non-deliverable forward transactions balances to be settled	47,245	—	—	47,245

	Fair value measurements on a recurring basis as of December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	979,565	3,122,305	—	4,101,870
-Holding booked at fair value	895,836	936,243	—	1,832,079
-Instruments issued by the BCRA	15,614	2,186,062	—	2,201,676
-Investments in listed private securities	68,115	—	—	68,115

Other receivables from financial transactions	8,852	15,973	—	24,825
-Instruments to be received for spot and forward purchases to be settled	18	—	—	18
-Unlisted corporate bonds	—	15,973	—	15,973
-Non-deliverable forward transactions balances to be settled	8,834	—	—	8,834

Liabilities
Other liabilities from financial transactions	1,854	649,993	—	651,847
-Unsubordinated corporate bonds	—	649,993	—	649,993
-Instruments to be delivered for spot and forward sales to be settled	926	—	—	926
-Non-deliverable forward transactions balances to be settled	928	—	—	928

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
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

Holdings booked at amortized cost: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2013 and 2012.

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2013 and 2012.

Other receivables from financial transactions

Unlisted corporate bonds: the majority of these operations have a variable interest rate so the Bank considers that the fair value is the same that the carrying value at the balance sheet dates.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2013 and 2012 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date.

Other liabilities from financial transactions

As of December 31, 2013 and 2012, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 21.17.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2013 and 2012 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2013 and 2012:

	December 31,
	2013		2012
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	12,881,781	12,881,781	8,614,889	8,614,889
Government and private securities (1)	3,459,935	3,453,546	4,101,846	4,098,427
Loans (2)	36,468,194	33,940,132	28,493,431	26,567,815
Other receivables from financial transactions (3)	1,168,491	1,168,278	700,925	708,589
Receivables from financial leases	1,777,778	1,777,778	1,110,234	1,110,234
Investments in other companies	210,657	210,657	146,001	146,001
	56,016,836	53,432,172	43,167,326	41,245,955
Financial liabilities
Deposits	43,759,465	43,759,465	34,165,053	34,165,053
Other liabilities from financial transactions (3)	4,943,260	4,439,319	3,285,123	2,878,455
	48,702,725	48,198,784	37,450,176	37,043,508

(1)	Includes the effect described in Note 22.4.
(2)	Includes the effects described in Notes 22.3.2., 22.3.3. and 22.3.4.
(3)	Includes the effects described in Note 22.15.
(4)	Under BCRA’s rules.

22.14.	Goodwill

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

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2013, 2012 and 2011.

▪
On May 13, 1999, BBVA (majority owner of BBVA Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695 at December 31, 2013, 2012 and 2011.

▪
ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2013, 2012 and 2011.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.15.	Accounting for Derivative Instruments and Hedging Activities

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

Had US GAAP been applied, the assets and liabilities over continued operations would have increased by 8,213 and 25,766 at December 31, 2013. At December 31, 2012 the assets and liabilities over continued operations would have increased by 7,813 and 1,812, respectively. At December 31, 2011 the assets and liabilities over continued operations would have increased by 884 and 12,177, respectively. On the other hand, income over continued operations would have decreased by 23,554 and 13,887 for the fiscal years ended December 31, 2013 and 2011, respectively and income over continued operations would had increased by 17,294 for the fiscal year ended December 31, 2012.

These adjustments do not have effects over discontinued operations.

In Note 21.17.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

22.16.	Allowance for other contingencies

The Bank maintained reserves accounted in Allowance for other contingencies valued in accordance with the accounting standards established by BCRA (see Note 3.4.17.).

The effects of adjustments over continued operations required to state such amounts in accordance with ASC 450-20, Contingencies: Loss Contingencies would had decreased income by 34,772 for the fiscal year ended December 31, 2011.

22.17.	Premises and equipment

The Bank acquired from Consolidar AFJP S.A. and Consolidar Retiro S.A, respectively, the latter’s undivided in the piece of real estate. ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 48,619 at December 31, 2011. In addition, the income for the fiscal year ended at December 31, 2012 would had increased by 48,619 and would had decreased by 10,704 for the fiscal year ended at December 31, 2011.

This adjustment does not have effects over discontinued operations.

22.18.	Non-controlling interests in consolidated subsidiaries

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 203,443, 119,508 and 82,667 at December 31, 2013, 2012 and 2011, respectively. In addition, income for the fiscal years ended at December 31, 2013, 2012 and 2011 would have increased by 83,935, 36,841 and 8,067, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 7,078, 7,677 and 9,356 at December 31, 2013, 2012 and 2011, respectively. In addition, income for the fiscal year ended at December 31, 2013, 2012 and 2011 would have decreased by 599, 1,679 and 292,744, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.19.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2013			2012			2011
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income as stated		2,024,945	(701)	2,024,244	1,265,640	(1,961)	1,263,679	946,899	58,678	1,005,577
Deferred taxes	22.1	(33,161)	(345)	(33,506)	(9,609)	(2,310)	(11,919)	94,986	61,828	156,814
Allowances on deferred tax assets	22.1	(25,800)	—	(25,800)	147,300	—	147,300	(156,109)	—	(156,109)
Loan origination and issuance credit card’s fees	22.2	(90,728)	—	(90,728)	(36,119)	—	(36,119)	(30,531)	—	(30,531)
Impaired loans-Non Financial Private Sector and residents abroad loans	22.3.2	109,428	—	109,428	17,038	—	17,038	(34,600)	—	(34,600)
Federal Government secured loans	22.3.3	—	—	—	—	—	—	—	78,028	78,028
Argentine Government Notes	22.3.4	—	—	—	—	—	—	—	21,644	21,644
Government and other debt securities valuation	22.4	147,934	—	147,934	16,135	—	16,135	213,026	101,585	314,611
Gain contingencies	22.5	(1,263)	—	(1,263)	(6,101)	—	(6,101)	(207)	—	(207)
Investment in other companies	22.6	(11,512)	—	(11,512)	13,723	—	13,723	(8,091)	—	(8,091)
Vacation expense	22.7	(35)	—	(35)	36,293	—	36,293	(36,350)	—	(36,350)
Technical Commitments related to insurance activities	22.12	—	—	—	—	—	—	—	(267,939)	(267,939)
Accounting for Derivative Instruments and Hedging Activities	22.15	(23,554)	—	(23,554)	17,294	—	17,294	(13,887)	—	(13,887)
Allowance for other contingencies	22.16	—	—	—	—	—	—	(34,772)	—	(34,772)
Premises and equipment	22.17	—	—	—	48,619	—	48,619	(10,704)	—	(10,704)
Non-controlling interests in consolidated subsidiaries	22.18	83,935	(599)	83,336	36,841	(1,679)	35,162	8,067	(292,744)	(284,677)
Net income in accordance with U.S. GAAP		2,180,189	(1,645)	2,178,544	1,547,054	(5,950)	1,541,104	937,727	(238,920)	698,807
Net income per share in accordance with U.S. GAAP attributable to controlling interests		3.90	0.00	3.90	2.81	0.00	2.81	1.73	0.10	1.83
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		4.06	0.00	4.06	2.88	(0.01)	2.87	1.75	(0.45)	1.30
Weighted average number of shares outstanding (in thousands)		536,878	536,878	536,878	536,878	536,878	536,878	536,620	536,620	536,620

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2013			2012			2011
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity as stated		7,147,908	8,272	7,156,180	5,122,963	8,973	5,131,936	3,857,323	10,934	3,868,257
Deferred taxes	22.1	34,574	17,088	51,662	14,501	17,433	31,934	19,300	19,743	39,043
Allowances on deferred tax assets	22.1	231,100	—	231,100	256,900	—	256,900	109,600	—	109,600
Loan origination and issuance credit card’s fees	22.2	(235,356)	—	(235,356)	(144,628)	—	(144,628)	(108,509)	—	(108,509)
Impaired loans-Non Financial Private Sector and residents abroad loans	22.3.2	307,398	—	307,398	197,970	—	197,970	180,932	—	180,932
Government and other debt securities valuation	22.4	(7,524)	—	(7,524)	(3,360)	—	(3,360)	(5,752)	—	(5,752)
Gain contingencies	22.5	(31,034)	—	(31,034)	(29,771)	—	(29,771)	(23,670)	—	(23,670)
Investment in other companies	22.6	(49,679)	—	(49,679)	(38,167)	—	(38,167)	(51,890)	—	(51,890)
Vacation expense	22.7	(424)	—	(424)	(389)	—	(389)	(36,682)	—	(36,682)
Accounting for Derivative Instruments and Hedging Activities	22.15	(17,553)	—	(17,553)	6,001	—	6,001	(11,293)	—	(11,293)
Premises and equipment	22.17	—	—	—	—	—	—	(48,619)	—	(48,619)
Non-controlling interests in consolidated subsidiaries	22.18	203,443	7,078	210,521	119,508	7,677	127,185	82,667	9,356	92,023
Consolidated Stockholders’ equity in accordance with U.S. GAAP		7,582,853	32,438	7,615,291	5,501,528	34,083	5,535,611	3,963,407	40,033	4,003,440

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2013	2012	2011
Assets	61,316,755	47,552,013	40,367,604

Liabilities	53,701,464	42,016,402	36,364,164

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.20.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2013			2012			2011
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	8,383,213	8,130	8,391,343	5,721,328	9,728	5,731,056	3,535,265	83,301	3,618,566
Financial expenses	(3,269,636)	3,042	(3,266,594)	(2,044,983)	3,260	(2,041,723)	(1,369,585)	10,295	(1,359,290)
Allowances for doubtful loans	(326,185)	—	(326,185)	(239,221)	—	(239,221)	(188,907)	21,644	(167,263)
Service charge income	3,363,632	—	3,363,632	2,494,334	—	2,494,334	1,931,600	(135)	1,931,465
Service charge expenses	(955,329)	—	(955,329)	(683,730)	—	(683,730)	(519,630)	(5)	(519,635)
Operating expenses	(3,882,015)	(18,497)	(3,900,512)	(2,954,755)	(21,977)	(2,976,732)	(2,326,630)	(63,700)	(2,390,330)
Loss on minority interest in subsidiaries	—	—	—	(323)	—	(323)	202,444	(307,989)	(105,545)
Other income	317,095	7,124	324,219	269,139	5,400	274,539	267,207	156,700	423,907
Other expenses	(271,207)	(57)	(271,264)	(287,801)	—	(287,801)	(186,331)	(198,493)	(384,824)
Income before income tax	3,359,568	(258)	3,359,310	2,273,988	(3,589)	2,270,399	1,345,433	(298,382)	1,047,051
Income Tax	(1,179,379)	(1,387)	(1,180,766)	(726,934)	(2,361)	(729,295)	(407,706)	59,462	(348,244)
Total consolidated income	2,180,189	(1,645)	2,178,544	1,547,054	(5,950)	1,541,104	937,727	(238,920)	698,807
Comprehensive income
Net income in accordance with U.S. GAAP			2,178,544			1,541,104			698,807
Other comprehensive (loss) / income, net of tax (1) (2)			(98,864)			(8,933)			(399,335)
Comprehensive net income in accordance with U.S. GAAP			2,079,680			1,532,171			299,472

(1)      See Note 22.21.
(2)      The minority interest represents the effect of the U.S. GAAP adjustments in the Group's consolidated subsidiaries (see Note 2.1.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.21.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2013, 2012 and 2011:

Tax effects on Other Comprehensive (Loss) / Income

	December 31, 2013			December 31, 2012			December 31, 2011
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized (losses)/gains on securities	(152,098)	53,234	(98,864)	(13,743)	4,810	(8,933)	(614,361)	215,026	(399,335)

Other comprehensive income (loss)/gain	(152,098)	53,234	(98,864)	(13,743)	4,810	(8,933)	(614,361)	215,026	(399,335)

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2013			December 31, 2012			December 31, 2011
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(80,307)	(80,307)	—	(71,374)	(71,374)	—	327,961	327,961

Current-fiscal year change	—	(98,864)	(98,864)	—	(8,933)	(8,933)	—	(399,335)	(399,335)

Ending balance	—	(179,171)	(179,171)	—	(80,307)	(80,307)	—	(71,374)	(71,374)

22.22.	Cash flows information

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2013	2012	2011
Cash and cash equivalents at the end of the fiscal year	12,880,744	8,613,997	6,353,428
Cash and cash equivalents at beginning of the fiscal year	8,613,997	6,353,428	5,691,806
Increase in cash and cash equivalents	4,266,747	2,260,569	661,622

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	5,974,322	3,534,123	4,485,799
Cash used in investing activities	(353,882)	(619,624)	(341,372)
Cash used in financing activities	(545,136)	(581,581)	(3,444,234)
Effect of exchange rate changes on cash	(808,557)	(72,349)	(38,571)
Increase in cash and cash equivalents	4,266,747	2,260,569	661,622

The following cash flow information presents the effect of exchange rate changes on cash over continued operations:

	December 31,
	2013	2012	2011
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER CONTINUED OPERATIONS
Cash provided by operating activities	5,954,398	3,502,355	1,238,259
Cash used by investing activities	(355,190)	(607,683)	(214,259)
Cash used in financing activities	(537,019)	(566,414)	(325,488)
Effect of exchange rate changes on cash	(795,199)	(67,741)	(36,115)
Increase in cash and cash equivalents	4,266,990	2,260,517	662,397

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall, including the adjustments in Note 22.19 (instead of including the cash flow statement under US GAAP):

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31, 2013
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income attributable to the controlling interest	2,079,958	(1,300)	2,078,658	71,309	(345)	70,964		2,151,267	(1,645)	2,149,622
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	150,158	—	150,158	—	—	—		150,158	—	150,158
Allowances for doubtful loans and special reserves, net of reversals	112,582	—	112,582	(109,428)	—	(109,428)	(1)	3,154	—	3,154
Income tax	1,120,418	1,042	1,121,460	58,961	345	59,306	(2)	1,179,379	1,387	1,180,766
Equity loss / (gains) of unconsolidated subsidiaries	33,692	—	33,692	11,512	—	11,512	(3)	45,204	—	45,204
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	2,457,590	20,182	2477,772	(32,354)	—	(32,354)	(4)	2,425,236	20,182	2,445,418
Net cash provided by operating activities	5,954,398	19,924	5,974,322					5,954,398	19,924	5,974,322

(1)	Adjustment to Note 22.3.2
(2)	Adjustment to Note 22.1
(3)	Adjustment to Note 22.6
(4)	Others

	December 31, 2012
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income attributable to the controlling interest	1,303,514	(3,640)	1,299,874	217,944	(3,690)	214,254		1,521,458	(7,330)	1,514,128
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	127,933	—	127,933	(3,025)	—	(3,025)	(1)	124,908	—	124,908
Allowances for doubtful loans and special reserves, net of reversals	340,109	—	340,109	(17,038)	—	(17,038)	(2)	323,071	—	323,071
Income tax and TOMPI	864,625	51	864,676	(111,062)	3,690	(107,372)	(3)	753,563	3,741	757,304
Equity loss / (gains) of unconsolidated subsidiaries	37,264	—	37,264	(13,723)	—	(13,723)	(4)	23,541	—	23,541
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	828,910	35,357	864,267	(73,096)	—	(73,096)	(5)	755,814	35,357	791,171
Net cash provided by operating activities	3,502,355	31,768	3,534,123					3,502,355	31,768	3,534,123

(1)	Adjustment to Note 22.17 (portion corresponding to amortization)
(2)	Adjustment to Note 22.3.2
(3)	Adjustment to Note 22.1
(4)	Adjustment to Note 22.6
(5)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

	December 31, 2011
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income attributable to the controlling interest	940,116	73,923	1,014,039	(17,239)	(4,854)	(22,093)		922,877	69,069	991,946
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	93,643	733	94,376	20,608	—	20,608	(1)	114,251	733	114,984
Allowances for doubtful loans and special reserves, net of reversals	112,513	—	112,513	34,600	—	34,600	(2)	147,113	—	147,113
Income tax and TOMPI	549,992	2,366	552,358	61,123	(61,828)	(705)	(3)	611,115	(59,462)	551,653
Equity loss / (gains) of unconsolidated subsidiaries	29,764	(21,270)	8,494	8,091	—	8,091	(4)	37,855	(21,270)	16,585
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(487,769)	3,191,788	2,704,019	(107,183)	66,682	(40,501)	(5)	(594,952)	3,258,470	2,663,518
Net cash provided by operating activities	1,238,259	3,247,540	4,485,799					1,238,259	3,247,540	4,485,799

(1)	Adjustment to Note 22.17 (portion corresponding to amortization)
(2)	Adjustment to Note 22.3.2
(3)	Adjustment to Note 22.1
(4)	Adjustment to Note 22.6
(5)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

22.23.	New accounting pronouncements (U.S. GAAP)

a)	ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB provides amendments to Topic 220 (Comprehensive Income) by which an entity has report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

b)	ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB provides amendments to Topic 740 (Income Taxes) by which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when (i) NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position, and (ii) the entity does not intend to use the deferred tax asset for this purpose. If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with the deferred tax asset.

The amendments are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

c)	ASU 2014-02, Accounting for Goodwill (a consensus of the Private Company Council)

In January 2014, the FASB provides amendments to Topic 350 (Intangibles—Goodwill and Other) by which allow an entity to account alternative for the subsequent measurement of goodwill. An entity that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. Goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity (or a reporting unit) may be below its carrying amount. When a triggering event occurs, an entity has the option to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the quantitative test to compare the entity’s fair value with its carrying amount, including goodwill (or the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit). If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the entity over its fair value (or the excess of the carrying amount of the reporting unit over the fair value of the reporting unit). The goodwill impairment loss cannot exceed the entity’s (or the reporting unit’s) carrying amount of goodwill. The disclosures required under this alternative are similar to existing U.S. GAAP. However, an entity that elects the accounting alternative is not required to present changes in goodwill in a tabular reconciliation.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2013, 2012 and 2011
Stated in thousands of Pesos

The amendments are effective prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

NOTE 23—SUBSEQUENT EVENTS

During January 2014, the exchange rate of the U.S. dollar in connection with the Peso in the free exchange market (also named “the official market”) was increased by 23%, from Ps.6.52 at the end of the fiscal year 2013 to Ps.8.02 at January 24, 2014, remaining at a market price closer to such value until now. As at this date the Bank had a net asset position in foreign currency.

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés*

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés*

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification pursuant to 18 U.S.C. Section 1350

(*)	Incorporated by reference in the BBVA Banco Francés Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 10, 2013.