Form 20-F
period 2014-12-31
BBVA BANCO FRANCES SA
filed 2015-04-10
CIK 913059

As filed with the Securities and Exchange Commission on April 10, 2015

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

PRESENTATION OF FINANCIAL INFORMATION
General

BBVA Banco Francés S.A. (“BBVA Francés”) is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its Consolidated Financial Statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the accounting principles in the United States (“U.S. GAAP”). See Note 24 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars, references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the National Securities Commission (CNV), in compliance with Decree Nr. 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute (“INDEC”)– attains or exceeds 100%. Inflation accumulated in the period December 31, 2011 to December 31, 2014, measured by the above-mentioned index was approximately 67%, including a 28% for the last year. Therefore, at the end of this fiscal year, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2014	2013	2012
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A.	X	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law Nr. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.00, the peso was allowed to float, and as of April 7, 2015 traded at approximately Ps.8.8343 per US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2010.

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

The information in this section has been selected from the Consolidated Financial Statements as of the dates and for the fiscal years indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, “Risk Factors”, the Consolidated Financial Statements and the related notes. The selected financial data for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the Consolidated Financial Statements. For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”.

See “D. Risk Factors—Factors Related to Argentina”, and “Risk Factors—Factors Related to BBVA Francés”.

	For the fiscal year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	13,271,338	8,235,279	5,705,193	3,565,030	3,298,259
Financial expenses	(5,662,608)	(3,256,852)	(2,061,131)	(1,355,698)	(814,673)
Gross intermediation margin	7,608,730	4,978,427	3,644,062	2,209,332	2,483,586
Allowances for loan losses	(574,663)	(453,264)	(256,259)	(132,663)	(179,353)
Service charge income	4,678,533	3,453,850	2,530,197	1,957,724	1,485,442
Service charge expenses	(1,329,085)	(955,329)	(683,730)	(519,630)	(406,347)
Operating expenses	(5,594,157)	(3,881,972)	(3,039,731)	(2,279,500)	(1,969,461)
Net other income / (expenses)	195,610	58,664	(26,400)	254,845	38,867
Income before income tax	4,984,968	3,200,376	2,168,139	1,490,108	1,452,734
Income tax	(1,669,978)	(1,120,418)	(864,625)	(549,992)	(272,923)
Net income	3,314,990	2,079,958	1,303,514	940,116	1,179,811
Results on minority interests in subsidiaries	(106,813)	(55,013)	(37,874)	6,783	(16,538)
Final consolidated income from continued operations	3,208,177	2,024,945	1,265,640	946,899	1,163,273
Final consolidated (loss) / income from discontinued operations	(3,681)	(701)	(1,961)	58,678	34,906
Final consolidated income	3,204,496	2,024,244	1,263,679	1,005,577	1,198,179

Net operating revenue (3)	10,958,178	7,476,948	5,490,529	3,647,426	3,562,681
Net operating income (4)	4,789,358	3,141,712	2,194,539	1,235,263	1,413,867

Net income per ordinary shares from continued operations (2) (9)	5.98	3.77	2.36	1.76	2.17
Net income per ADS from continued operations (2) (9)	17.94	11.31	7.08	5.28	6.51
Net income per ordinary shares (2) (9)	5.97	3.77	2.35	1.87	2.23
Net income per ADS (2) (9)	17.91	11.31	7.05	5.61	6.69
Declared dividends per ordinary share (9) (10)	0.74505	0.05364	—	—	1.49899
Declared dividends per ADS (9) (10)	2.23515	0.16092	—	—	4.49697
Net operating income per ordinary shares (2) (9)	8.92	5.85	4.09	2.30	2.64
Net operating income per ADS (2) (9)	26.76	17.55	12.27	6.90	7.92
Average ordinary shares outstanding (000s) primary (9)	536,878	536,878	536,878	536,620	536,361

Amounts in accordance with U.S. GAAP:
Net income	3,157,758	2,178,544	1,541,104	698,807	804,101

Net income per ordinary share (2) (9)	5.88	4.06	2.87	1.30	1.50
Net income per ADS (2) (9)	17.64	12.18	8.61	3.90	4.50
Average ordinary shares outstanding (000s) primary (9)	536,878	536,878	536,878	536,620	536,361

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	12,560,154	12,881,781	8,614,889	6,353,428	5,691,806
Government and private securities	11,633,489	3,459,935	4,101,846	5,565,029	7,495,382
Loans, net of allowances	41,442,840	36,468,194	28,493,431	22,697,031	16,699,852
Other assets	8,652,423	5,713,714	3,574,413	4,390,157	2,693,206
Total assets	74,288,906	58,523,624	44,784,579	39,005,645	32,580,246

Deposits	51,442,877	43,759,465	34,165,053	29,165,704	22,461,307
Other liabilities and minority interest in subsidiaries	12,514,153	7,607,979	5,487,590	5,971,684	6,372,024
Total liabilities and minority interest in subsidiaries	63,957,030	51,367,444	39,652,643	35,137,388	28,833,331

Capital stock	536,878	536,878	536,878	536,878	536,361
Issuance premiums	182,511	182,511	182,511	182,511	175,132
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	6,095,012	4,099,568	2,835,889	1,042,021	802,385
Unrealized valuation difference	—	—	—	—	88,131
Unappropriated earnings	3,204,496	2,024,244	1,263,679	1,793,868	1,831,927
Total stockholders’ equity	10,331,876	7,156,180	5,131,936	3,868,257	3,746,915

Amounts in accordance with U.S. GAAP
Total assets	76,039,348	61,316,755	47,552,013	40,367,604	33,448,725
Total stockholders’ equity	10,834,230	7,615,291	5,535,611	4,003,440	4,500,072

For the fiscal year ended December 31,
2014	2013	2012	2011	2010
(in thousands of pesos) (1)

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (5)	4.83%	3.92%	3.27%	2.65%	3.95%
Return on average stockholders’ equity (6)	36.69%	32.96%	28.51%	24.87%	34.86%
Services charge income as a percentage of operating expenses	83.63%	88.97%	83.24%	85.88%	75.42%
Operating expenses as a percentage of average total assets (7)	8.42%	7.52%	7.86%	6.37%	6.68%

Capital
Stockholders’ equity as a percentage of total assets	13.91%	12.23%	11.46%	9.92%	11.50%
Total liabilities as a multiple of stockholders’ equity	6.19	x	7.18	x	7.73	x	9.08	x	7.70	x

Credit Quality
Allowances for loans losses as a percentage of total loans	2.21%	1.94%	1.81%	1.91%	2.32%
Non-performing loans as a percentage of gross loans (8)	0.99%	0.76%	0.65%	0.45%	0.47%
Allowances for loans losses as a percentage of non-performing loans (8)	224.20%	254.16%	278.79%	422.14%	492.96%

(1)	Except net income per-ordinary share and net income per-ADS data and financial ratios.
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
(10)
For the fiscal years ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million. For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal year ended December 31, 2010 the dividends were paid totally in cash.

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

	Declared Dividends Per Ordinary Share (6)		Declared Dividends Per ADS (6)
	Ps.(1)	US$	Ps.(1)	US$
December 31, 2014 (2) (5)	0.74505	0.08434	2.23515	0.25301
December 31, 2013 (2) (4)	0.05364	0.00670	0.16092	0.02011
December 31, 2012 (2)	—	—	—	—
December 31, 2011 (2)	—	—	—	—
December 31, 2010 (2) (3)	1.49899	0.36994	4.49697	1.10981

(1)	Historical values.
(2)
On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. Since June 2, 2004 the Central Bank makes some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Item 8. Financial Information—Dividends”.

(3)	Based upon the reference exchange rate quoted by Central Bank at March 31, 2011.
(4)	Based upon the reference exchange rate quoted by Central Bank at April 7, 2014.
(5)	Based upon the reference exchange rate quoted by Central Bank at April 7, 2015.
(6)
For the fiscal year ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million. For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal year ended December 31, 2010 the dividends were paid totally in cash. For the fiscal years ended December 31, 2014 and 2013 the number of outstanding shares were 536,877,850. For the fiscal year ended December 31, 2010 the number of outstanding shares were 536,361,306. Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

Exchange Rates

The following table shows the annual high, low, average and year-end free exchange rate for US$1.00 for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)
Year/Period	(in pesos per US$1.00)
March 2015	8.8197	8.7310	8.7790
February 2015	8.7260	8.6488	8.6859
January 2015	8.6395	8.5537	8.6024
2014	8.5555	6.5430	8.1188
December 2014	8.5555	8.5263	8.5495
November 2014	8.5260	8.5065	8.5140
October 2014	8.5027	8.4475	8.4803
2013	6.5180	4.9228	5.4789
2012	4.9173	3.9715	4.5502
2011	4.3035	3.9715	4.1302
2010	3.9857	3.7942	3.9127

(1)	Source: BCRA.
(2)	The average of monthly average rates during the period.

The exchange rate on April 7, 2015 was Ps.8.8343 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market) and the rate of inflation for wholesale prices for fiscal year ended December 31, 2014 and for the four most recent fiscal years. Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 783.43% vis-à-vis the dollar.

	December 31,
	2014	2013	2012	2011	2010
Devaluation Rate	31.21%	32.55%	14.27%	8.23%	4.72%
Exchange Rate	8.5520	6.5180	4.9173	4.3032	3.9758
Inflation Rate (1)	28.27%	14.76%	13.13%	12.67%	14.56%

(1)	The inflation rate presented is the general IPIM published by the INDEC.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

 Factors Related to Argentina

Overview

We are an Argentine corporation (sociedad anónima), and a vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”) but recovered during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, who was reelected for another four year term on October 23, 2011, expiring on October 2015. The candidates for the future 2015 election are yet to be defined on the primary elections to be held on June 2015. Although the economic policies implemented by the Kirchner administrations have succeeded in the short- and mid-term, there remain issues to be resolved, such as:

▪
contracts with privatized public utilities have yet to be revised and rates for residential consumers have increased well below headline inflation. Although during 2014, certain rates from the gas, water and transportation sectors, have been slightly increased, energy and gas companies are still operating through subsidies from the public sector and investment in the sector has been low, leading to energy shortages in high demand periods, negatively affecting economic growth;

▪	high inflation affecting competiveness and economic growth;

▪	availability of long-term fixed interest rate loans;

▪	high commodity prices have had a favorable impact on economic activities in recent years, but are very volatile and out of the Government’s scope of control;

▪	measures implemented by the Government to control imports could lead to the imposition of barriers to Argentine exports by trading parties, negatively impacting on the domestic economic activity;

▪
the Government has issued several measures restricting the access to the purchase of foreign currency which have had a negative effect, mainly on foreign investments, and the real estate market, failing as well to contain the loss of the Central Bank´s dollar reserves.

▪
Repsol, the former majority shareholder of YPF, the country’s largest oil and gas company and the Argentine Republic have reached an agreement regarding the compensation amount for such expropriation, which has been approved by Congress and the compensation amount has already been cancelled.

High inflation rate expectations could negatively affect the Argentine economy in general, including access to the long-term financing market.

Acceleration of inflation rates has led to the loss of competiveness of Argentine exports in international markets and a decline in private consumption, causing a negative effect on economic activity and employment. Moreover, a higher inflation rate could undermine confidence in the Argentine financial system in general regarding the peso deposit base, and this would negatively affect the business volume of banks, including BBVA Francés, and could potentially hinder the interest margin of long-term and fixed interest rates loans, in particular considering the increase in the share of Government oriented loans at a long-term fix rate, as explained below.

Since 2007, discrepancy has existed between the statistics published by National Institute for Statistics and Census (“INDEC”) and the data published by private institutions about the CPI (consumer price index) for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces. This created uncertainty about the country’s actual inflation rate and did not contribute to anchor inflation expectations. It is to be noted that assets indexed by the Benchmark Stabilization Ratio (Coeficiente de Estabilización de Referencia  -“CER”) are adjusted according to the CPI-GBA. For more information see Item 5. Operating and Financial Review and Prospect – Effects of Recent Events on BBVA Francés.

Regarding Argentine banks’ financial statements , the Argentine GAAP require the application of Technical Resolution No. 6 of the Argentina Federation of Professional Councils in Economic Sciences (FACPCE), which establishes the restatement of financial statements in constant currency, in cases  where certain characteristics are present in the economic environment of the country, such as a cumulative inflation over three years, measured on the basis of del “Índice de precios internos al por mayor “published by the National Institute of Statistics and Census ,reaches or exceeds 100%. The cumulative inflation between December 31, 2011 and December 31, 2014, measured with the referred index, is approximately 67%, including a measurement of 28% for the last year. Therefore, to December 31, 2014, no adjustment of the information was required. Nevertheless, it must be advised that if said condition is reached the restatement will become mandatory.

In February 2014, following the imposition of the International Monetary Fund (“IMF”) requirements, as detailed in the risk factor below, Argentina published a new CPI index (the “CPI NU”), which has a national coverage and an updated base year (4th quarter 2013). The CPI NU index was first published in February 2014. The IMF recognized the progress of the Argentine authorities to remedy the inaccurate provision of data, but has been delaying the definitive evaluation of the index. The new index replaces the previous measurement and is used to calculate “CER” indexation.

Impositions of sanctions on Argentina by international organizations, such as the declaration of censure recently issued by the IMF against Argentina due to the inaccuracy of certain official statistics, could negatively affect Argentina’s access to international financial markets.

Following several warnings about the quality of the official data reported by Argentina to the IMF regarding the CPI-GBA, the gross domestic product (the “GDP”) and the non-implementation of remedial measures to produce accurate inflation and growth related statistics, on February 1, 2013 the IMF issued a declaration of censure against Argentina “in connection with its breach of obligations to the IMF under the Articles of Agreement”. This is the first sanction imposed by the IMF against Argentina, but this is not an economic fine.

The IMF´s executive board issued a resolution on December 9, 2013 recognizing Argentina’s ongoing work and intention to introduce a new CPI in early 2014. In light of these developments, the board adopted a decision calling on Argentina to implement specific actions to address the quality of the official CPI and GDP data according to a specified timetable, including the public release of a new national CPI and revised GDP estimates, by the end of March 2014. Argentina has complied with the deadline for the new national CPI in February 2014 (see above) and further actions were implemented by end-September 2014 and end-February 2015.

The Executive Board recognized the implementation of all the specified actions it had called for by end-September 2014 and the steps taken by the Argentine authorities to remedy the inaccurate provision of data. The Managing Director will next report to the Executive Board on the status of Argentina’s implementation of the specified actions by April 15, 2015. The Board will be provided with an assessment of Argentina’s performance of its obligations under Article VIII, Section 5 of the Articles of Agreement. At that time, the Executive Board will again review these issues in line with IMF procedures.

Argentina´s failure to implement the new estimates for GDP according to the plan specified by the IMF, or a loss of credibility in inflation figures in the coming months, could lead to the imposition of further sanctions that could eventually result, in the long term, in Argentina’s exclusion from the IMF. Were Argentina excluded as a member of the IMF, Argentine companies such as BBVA Francés could suffer adverse consequences, either by jeopardizing their access to international financial markets or by having to pay increasing interest rates in order to obtain financing. Furthermore, it could also negatively affect foreign investments in Argentina. These adverse effects, however, could be mitigated by the fact that Argentina has not requested of the IMF any kind of financing since 2005.

A considerable decrease in the public sector balance could negatively affect the Argentine economy, and access to international financial markets.

Commencing in 2005, public expenditures began to increase more than public revenues. Thus, the primary fiscal surplus of the national public non-financial sector fell from 3.9% of GDP in 2004 to a deficit of Ps.22.48 billion or 0.8 % of GDP in 2013. In 2014, the primary fiscal deficit deteriorated further to Ps.38.57 billion, while the overall fiscal deficit was Ps.109.72 billion, representing a 70% increase as compared to the deficit of the prior year. Moreover, the primary fiscal balance could be negatively affected in the future if public expenditure continues to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts will negatively affect the Government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies. BBVA Francés could therefore be adversely affected by such limitation. Moreover, the government after a series of years has decided to issue local debt which Argentine Private banks have purchase. If the government continues to increase local debt, this could lead to an increase of private banks such as BBVA Frances, exposure to the public sector.

US Courts have requested that Argentina pay 100% of principal and interest arrears to certain bondholders issued by Argentina, which could eventually bring Argentina to defaulted on its payment obligations and cause a possible acceleration of the existing exchange debt due to cross default clauses, negatively affecting their access to international financial markets.

Bondholders which did not participate in the exchange offers issued by Argentina in 2005 and 2010, (“the Holdouts”) have obtained favorable rulings ordering the payment of owed original capital with interest and compliance with the pari passu clause regarding future payments. These decisions were appealed by Argentina. The Court of Appeals in New York upheld the decision on several occasions and ordered Argentina to pay US$1.3 billion plus interest accrued since the date of the judgment in favor of the holdouts, suspending the execution of the ruling until the Supreme Court of the United States ruled. The order of the Court of Appeals had a “stay” provision, a precautionary measure to suspend payment. The Court's ruling was appealed to the Supreme Court of the United States, which on January 10, 2014, decided to take the case. On June 16, 2014, the Supreme Court of the United States refused to address the Argentine case against holdouts and eliminated the “stay”.

The decision of the Supreme Court of the United States to dismiss the appeal filed by the Argentina confirmed the decisions of the Court of Appeals for the Second Circuit in Manhattan, initially ordering Argentina to pay US$1.3 billion. While the Argentine government has repeatedly stated its intention to pay only the full amount to creditors who accepted the terms of 2005 and 2010 restructurings, decisions of the Court of Appeals for the Second Circuit in Manhattan, confirmed by the United States Supreme Court, imply that any potential restructured debt payment, which is not accompanied by a payment to creditors favored by these rulings, could be garnished. On June 30, 2014, the deadline for the payment of interest installments of certain bonds expired. The government transferred the respective funds to the trustee, the Bank of New York Mellon, to cancel the payment, but the funds were blocked by the Court. On July 30, 2014, the grace period expired for payment of said interest installments, and the above payment has not yet been cancelled. On September 11, 2014, the Argentine government passed Law 26,984 replacing the paying agent to Nación Fideicomisos S.A. in the city of Buenos Aires. With this law the government sought to create a new voluntary exchange of restructured debt. Furthermore, in August 2014, the Central Bank revoked the license of the Bank of New York Mellon to act in Argentina. The September 29, 2014, Judge Thomas Griesa proclaimed Argentina in contempt, due to noncompliance with the payment ordered to the holdouts.

In 2013, Citibank filed a motion requesting the court to clarify whether the injunction prohibits its operations on the exchange bonds payments governed by Argentine law. The court allowed Citibank to process payments at the end of September and the end of December on the dollar-denominated exchange bonds governed by Argentine law. On March 12, 2015, the court denied Citibank´s motion.

The lawsuits filed by the holdouts against the Argentine government could lead to freezing or locking injunction of assets of Argentina, which are considered its property, which could have a material adverse effect on the economy and affect our ability access to international financing or pay our debts. As a result of the failure of Argentina to completely restructure its remaining sovereign debt and negotiate with creditors, the Argentine government may not have the financial resources needed to implement reforms and foster economic growth, which, in turn, could have an adverse effect on the country's economy equipment and, consequently, our business and operating results. Moreover, Argentina's inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and our growth, which could adversely affect our results and financial position.

Until this date, Argentina has not been able to reach an agreement with creditors and there are no certainties concerning the possibility of bondholders participating in a new exchange.

For more information see Item 5. Operating and Financial Review and Prospects – Effects of Recent Events on BBVA Francés.

A series of restrictions in the foreign exchange markets imposed by the Argentine Government has had a material adverse effect on the results and the solvency of the financial system.

The Argentine Government has issued since October 2011 until the present date, a series of measures restricting the access of private sectors to the foreign exchange markets.

Decree Nr. 1,722 was issued in October 2011 eliminating a prior exception for oil and mining companies and thus requiring these companies to settle in the foreign exchange market all their export receipts.

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

On May 27, 2013, Visa, Mastercard and other credit card providers, agreed with the Central Bank, to enforce limits to credit card advances carried out in foreign countries. As a result of this agreement, a monthly maximum amount per person of (i) US$50 can be advanced in neighbor countries; and (ii) US$800 in the rest of the foreign countries.

On August 30, 2012, the NTB issued Resolution Nr. 3,378/12 creating a new 15% tax on the purchase of assets and services in foreign countries paid with credit or debit cards, including purchases through the internet. This new tax is considered an advanced payment of the taxpayers’ annual income tax.

Moreover, on March 18, 2013, the NTB issued Resolution Nr. 3,450/13, increasing that tax to 20% rate, and including under its scope other transactions such as purchases carried out with local travel agents, for vacation purposes in foreign countries, and transportation tickets to such countries.

On December 2, 2013, the NTB issued Resolution Nr. 3,550/13, further increasing the above-mentioned tax to 35% rate, and expanding its scope to other transactions such as the purchase of foreign currency for tourism purposes.

Finally, on January 20, 2014, the NTB issued: (i) Resolutions Nr. 3,579 and 3,582, limiting the purchase of goods from foreign providers, that are delivered to Argentina by postal services, excluding goods such as medicines, works of art, and other basic essential goods; and (ii) Resolution Nr. 3,583 which once again allowed individuals to purchase foreign currency for purposes other than tourism (basically savings), subject to a certain procedure and up to a 20% monthly limit of the net income of legally registered workers.

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

The new regulations issued during 2013 and 2014 failed to stop the withdrawal of dollar denominated deposits in the private sector which fell almost 11% between December 31, 2012 and mid-February 2014. A more detailed explanation of said measures is included in “Item 10. Additional Information — Exchange Controls”.

A further decrease in the international reserves of Argentina’s Central Bank, could result in an abrupt devaluation of the Argentine Peso.

The stock of international reserves of the Argentine Central Bank dropped from US$43.3 billion in 2012 to US$30.6 billion in 2013 in spite of the restrictions imposed by the Government on the foreign exchange market since 2011 described above. This was mainly due to a smaller trade surplus and a rising deficit in the external tourism and real services balance. The Central Bank accelerated the rate of nominal devaluation of the peso in 2013 in order to contain the fall in reserves, and a considerable sharp devaluation took place during January of 2014, by which the exchange rate of the dollar peso, increased in two days from Ps.6.9120 to Ps.8.0183. In late 2014 the government signed a currency swap agreement with China which contributed to moderate the drop in reserves, which ended at US$31.44 billion in December 2014. The foreign exchange rate has gradually depreciated during the year and ended in Ps.8.552/US$, but devaluation and inflation expectations are still volatile. This scenario could affect the peso positions of the banks, in case a fall in deposits occurs when investors try to hedge against devaluation by purchasing dollar-denominated assets. In this situation a further increase in interest rates could have a negative impact on BBVA Francés’ profitability since a significant proportion of our loans are now at a regulated fixed rate which could materially affect our financial audition and results of operations.

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

The argentine financial system growth strongly depends on the deposits levels, due to the small size of its capital markets and the absence of foreign financings during the last years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During the last three years (2011-2013) credit was able to grow at a higher rate than deposits, by consuming the liquidity excesses of financial institutions. Notwithstanding that, on 2014, this scenario started to change, and deposits started to grow at a higher rate that credits.

The liquidity of the argentine financial system at the present date is reasonable, due to the high level of mandatory deposits reserves of argentine financial entities, among other short term investments, which represent 30% of the total deposits.

Notwithstanding that, because most deposits are short term deposits, a substantial part of the credits must have the same maturity, and there are a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of the local currency deposits.

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

The Central Bank issued two Communications, “A” 5319 and “A” 5380 dated July 5, 2012 and December 21, 2012 respectively, and Communication “A” 5516 dated December 27, 2013, whereby it is mandatory for banks to grant credit lines for productive purposes. The Government's intention is to increase investments, although it should be noted that an increase in the demand for these loans could in turn lower the demand of other types of loans. BBVA Francés used approximately Ps.4,051.1 million in 2014 for these type of loans.

On November 29, 2012, the Argentine Congress passed the new “Securities Law”, which modifies the public offer regime set forth by Law Nr.17,811, as amended. One of the most significant amendments introduced by the Securities Law refers to the powers of the CNV. The incorporation of Section 20 raises concern in the market, especially among listed companies, since it entitles the CNV to (i) appoint supervisors with powers of veto of the resolutions adopted by the board of directors of the companies and (ii) disqualify the board of directors of the companies for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or security holders are infringed.

On October 1, 2013, Central Bank issued Communication “A” 5460 granting a broad protection to consumers of financial services including among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Therefore, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Moreover, Communication “A” 5514 issued an exception for the enforcement of Communication “A” 5460, for certain credit agreements which have pledges as collateral and are issued before September 30, 2019.

On September 3, 2014, Central Bank issued Communication “A” 5627 limiting foreign currency positions of financial entities. This limit is fixed at a 20% of the RPC (“Responsabilidad Patrimonial Computable” or “Total Capital”) (See “Item 4. Information on the Company — The Argentine Banking System and its Regulatory Framework – Capital Adequacy Requirements – Central Bank Rules” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Requirements” on page 127, which include a tabular presentation as of December 2014, 2013 and 2012) of each entity.

On June 10, 2014, the Central Bank issued Communications “A” 5590, “A” 5591 and “A”5592, through which, it adopted a set of rules regarding the reference interest rate for personal loans and car loans granted to retail customers, that are not considered as micro, small and medium size companies (MiPyMEs). In addition, it established new rules regarding fees and charges for basic financial products and services. Beginning on the effective date of the rule, financial institutions must have prior authorization from the Central Bank to implement increases to the cost of those services. The rule also specifically defines which financial services are considered basic.

On October 6, 2014, the Central Bank issued new regulations. Communication “A” 5640 establishes a minimum reference interest rate for fix-term deposits held by individuals that not exceed Ps.350,000. Communication “A” 5641 increases the monthly contribution that banks must aside each month to fund the Deposits Guarantee Fun (Fondo de Garantía de los Depósito) from 0,015% a 0,06% of the monthly average of the daily deposits balance.

On December 23, 2014, the Central Bank issued Communication “A” 5685 amending Communication 5460, stating than any increase in commissions of new products or services must have the prior authorization of the Central Bank. Moreover, Communication “A” 5694 of the Central Bank sets a new core capital requirement of 1% of assets qualified by risk (APR) for systemic institutions with gradual implementation from 2016 until 2019, however immediately applicable to effects distribution of results.

Additionally, according to Communication “A” 5689 from the Central Bank, dated January 8, 2015, financial entities must deduct form the possible dividend distribution amount, any fine enforced by the Central Bank, the Securities and Exchange Commission and the Financial Unit of Anti Money Laundering.

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

During 2014, 12 legal labor actions were filed against AFJP claiming differences in severance payment amounts. The difference in amounts, are immaterial and include wage differences, overtime payments which are due, and payment of additional commissions. AFJP has estimated this contingency and raised the corresponding allowances.  Adverse rulings against Consolidar AFJP could result in severance payments by the company of considerable amounts, which could have a material adverse effect on the financial condition of the company. If AFJP were to have insufficient funds to cancel all of its debt obligations and culminate the liquidation process, AFJP’s creditor could have in certain circumstances recourse to BBVA Francés as BBVA Francés holds a 53.89% equity interest in AFJP.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

The GDP, as the most representative meter of economic activity, showed no significant change in the first nine months of 2014, and remained at the level of the same period of the preceding year. This is the consequence of a 0.9% decrease in private consumption during the first three quarters of the year, a 4% decrease in investment and a 9.8% decrease in exports. These setbacks were offset by a 2.3% increase in public consumption and a 10.5% decrease in imports over the same period.

The labor market was not immune to this situation of slow growth. The unemployment rate were 7.5% in the third quarter of 2014, 0.7 percentage points above the 6.8% value recorded in the same quarter of 2013. The salaries index, in the meantime, accumulated at October 2014 an increase of 32.6% over the same period of 2013 in the general level, whereas the improvement was 30.2% for registered workers in the private sector, 38.9% for non-registered private workers, and 33.7% for public sector employees.

Starting in January 2014, the National Statistics and Census Institute (INDEC) published a new price index, the so-called National and Urban Consumer Price Index (IPC-NU). The main characteristics of this new index are its national coverage and the new goods and services baskets being measured. The new indicator comprises 6 geographical zones with their respective regional baskets. Measured by the new IPC-NU, the accumulated inflation was 23.9% as at 31 December 2014. The Other Goods and Services chapter was at the head of the year-to-year increases with 32.9%, followed by Health with 28.7% and Transport with 27.7%.

During 2014, the fiscal policy remained on expansive ground, recording a primary fiscal deficit of Ps.38,562 billion, as against Ps.22,479 billion in the same period of the previous year, representing a deterioration of 71.5%. This was the consequence of a 43.4% increase in primary spending during the period, compared to a 42.5% increase in total spending.

In the list of outlays stands out a 58.5% year-over-year rise in transfers to the private sector, a 44.7% rise in capital outlays and a 160% rise in the deficit of public companies, each items that grew well above the primary spending average for the year. With a growth below the average there followed salaries (40.9%), transfers to the provinces (25.5%) and social security contributions (33.6%).

On the other hand, income was supported by revenues of the Argentine Central Bank (BCRA) and the ANSES, which increased by about 107%, whereas tax revenues and social security increased 39.3% and 30.9% during 2014, respectively. After the payment of interest, the National Government ended up with an operational deficit of Ps.109,720 billion, 70.2% above the deficit in 2013.

Tax collection grew 36.2% in the year, led by income tax (44.8%) and withholdings on exports (50.6%), and further positively affected by the exchange-rate devaluation carried out at the beginning of the year. The performance of VAT and Social Security was somewhat weaker, with 32.7% and 28.8% increases, respectively.

The trade balance, as the country’s main source of foreign currency, showed a significant reduction in 2014. The period was characterized by a second half with depressed commodity prices and a lower demand from Brazil, which had its main impact on the car industry exports, while the purchases from the rest of the world had a significant slump in Capital Goods’ Parts and Accessories, followed by Consumer Goods. Against this scenario, foreign trade accumulated a balance of US$6,687 billion, 16.4% less than in 2013. Sales to the rest of the world amounted to US$71,936 billion, 11.9% below 2013, which after disaggregation results in a fall of 10% in amounts and 2% in prices. In the column of imports, which amounted to US$65,249 billion, the total variation was -11. 4% in the year due to a volume 23% below 2013 with prices that amounted to only 1%.

The peso underwent a sharp devaluation (23%) in January 2014, later stabilizing its fall at a monthly average of 0.85% for the rest of the year. Thus the exchange rate reached 8.55 Ps./US$ at the close of 2014 (31% increase in the year), with an average for December of 8.55 Ps./US$, 35.3% above the 6.32 Ps./US$ of December 2013.

International reserves at 31 December 2014 amounted to US$31,443 billion, a net variation of US$843 million with respect to the balance at the end of 2013. Since January, the government allowed once again the purchase of foreign currency for accumulation purposes, by amounts related to the income declared by private persons. A total of US$2,966 billion were sold under this scheme. As far as foreign currency income is concerned, the settlements from exports amounted to US$23,778 billion, and there was an extraordinary income of US$2,314 billion from a SWAP transaction with the Popular Bank of China, which contemplates a total of up to US$11,000 billion, and US$795 million from a public bid for mobile phone frequencies.

One highlight of the year was the situation with the “holdouts”. In June, the U.S. Supreme Court dismissed the Argentine case in the litigation with bondholders who did not participate in the 2005 and 2010 swaps. This confirmed the decision of Judge Thomas Griesa and, in spite of all efforts, there was no agreement forcing Argentina into a situation of “technical default”. As a result, some series of restructured bonds, essentially those under New York and English legislation, could not be paid to their holders even if Argentina deposited the funds with the Bank of New York Mellon. In order to avoid such default situation the government unsuccessfully tried to change the venue of payment to Buenos Aires by means of a law sanctioned by the Congress. On December 31, 2014, the so-called RUFO clause (Right Upon Future Offers) expired. It prevented the negotiation of the pending debt under better conditions than those accepted by the bondholders who accepted the previous swaps. No changes in this situation took place in January 2015.

Monetary Policy

The monetary policy maintained a contractive tendency in 2014, with a monetary base which grew Ps.85,368 billion or 22.6% in 2014 and 22.7% when compared to 2013. The main source of expansion was the financing of the public sector which amounted to Ps.161,508 billion (71.7% above the Ps.94,082 billion of 2013) while the contractive effect was provided by an absorption of Ps.94,639 billion in Central Bank bills. The BCRA purchased US$5,860 billion in the foreign exchange market.

Meanwhile, the M2 monetary aggregate grew 22.6% in the year-to-year variation as compared to a 25.8% increase at December 2013. The Badlar interest rate for private banks ended up at an average level of 19.9% for December 2014, after having reached a maximum average of 26.3% in April 2014, when it started a gradual adjustment to lower levels.

Private sector’s deposits in pesos grew 30.7% in 2014, whereas those denominated in U.S. dollars increased 41.5%, mainly due to the devaluation effect. The public sector’s total deposits, lost 25.7% in the same period.

A disappointing performance of the economic activity resulted in a low increase of loans to the private sector (20.4% year-to-year), in sharp contrast with the 34.3% increase recorded in 2013.

The BCRA continued to exercise its powers on the conditions for granting loans by renewing the credit lines for productive investment. By law, the largest financial institutions and those acting as financial agents for the Government must allocate a minimum of 6.5% (as of December 2014) of its deposits in pesos made by the private sector to finance the purchase of capital assets or to build production facilities. In December 2014 the quota was renewed for the first half of 2015, also at a regulated rate. In such context, the credit to companies in pesos increased 18.7% as of 31 December 2014, whereas the loans to individuals (personal loans, mortgage, credit card or pledge) increased 18.6%.

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

BBVA Francés (the Bank), an Argentine corporation (a “sociedad anónima” or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Reconquista 199, C1003ABB, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

BBVA Francés original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under N° 1,065 on Folio 359, Book 5, Volume “A” of National By-laws. The by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the Governmental regulatory agency of corporations). The last amendment was recorded on March 8, 2011, under N° 3,930 Book 62 of Corporations (“sociedades anónimas”). Pursuant to current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders.

The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the informative systems of Argentine financial institutions. It is also subject to inspections by the Central Bank, based on which it is assigned a “rating”. See “Item 4. Information on the Company — The Argentine Banking System and its Regulatory Framework”.

Since 1886, the Bank has been recognized as a leading provider of financial services to large corporations. In the early 1980s, it broadened its customer base to include medium and small companies as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina, since 1991, the Bank added to its traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s, in order to achieve a wider market penetration, it expanded its branch network by opening branches throughout Argentina.

In December 1996, when BBVA became the principal shareholder, the Bank reaffirmed its universal banking strategy with the goal of increasing the most profitable business segment: medium- and low-income individuals and small- and medium-size businesses in the Middle Market.

To this end, in August 1997, 71.75% of Banco de Crédito Argentino (the “Crédito acquisition”) was acquired, a retail bank focused on the middle market and consumer banking sectors. This merger allowed it to maximize the strengths of each bank and to implement an ambitious leadership plan that included an expansion plan, starting with a strong initial positioning in each market.

To effect the merger, BBVA Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. On March 5, 1998 the Public Registry of Commerce registered the merger as well as the change in the name of the company from Banco Francés del Río de la Plata S.A. to Banco Francés S.A.

As a result of the acquisition, it gained control of Consolidar Compañía de Seguros de Retiro S.A., Consolidar Compañía de Seguros de Vida S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (together the “Consolidar entities” or the “Consolidar Group”), and also acquired control of Crédito Argentino Sociedad de Bolsa S.A. which was liquidated in 2000.

On November 5, 1999, the Bank and Banco Bilbao Vizcaya (today Banco Bilbao Vizcaya Argentaria S.A. or “BBVA”), executed a share purchase agreement, pursuant to which it acquired 99.99% of the shares of Corp Banca S.A., an Argentine bank, and 99.99% of Atuel Fideicomisos S.A., a trust company. On November 22, 1999, as part of a corporate reorganization, all assets and liabilities of Corp Banca S.A. were transferred to the Bank, with full integration of operations and systems.

On March 29, 2000, its affiliate Rombo Compañía Financiera S.A. (“Rombo”) was registered with the Public Registry of Commerce. On April 24, 2000, the Central Bank authorized Rombo to conduct business as a financial company by Communication “B” 6684.

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change the name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered the change from Banco Francés S.A. to BBVA Banco Francés S.A., and the amendment to its by-laws reflected the name change.

On October 17, 2000, as part of BBVA group’s (the “Group”) business reorganization plan, Banco Exterior de América S.A. (Uruguay) (wholly owned by BBVA) merged with and into Banco Francés Uruguay S.A. (wholly owned by us). As a result of such merger, Banco Francés Uruguay has changed its corporate name to Banco Bilbao Vizcaya Argentaria Uruguay S.A., or BBVA Banco Uruguay (“BBVA Uruguay”).

In November 2001, Credilogros Compañía Financiera S.A. (“Credilogros”) and Banque PSA Finance formed PSA Finance Argentina Cía. Financiera S.A. (“PSA Finance”). On February 21, 2002, the Central Bank authorized PSA Finance to begin its activities as a financial company by Communication “B” 7194. On June 1, 2002 Finanzia Banco de Crédito S.A. sold 29.95% of its interest in Credilogros to BBVA. Such transaction was approved by the Central Bank on April 3, 2003, under Resolution Nr. 37. On October 31, 2003, subject to the approval of the Central Bank, the Bank acquired 50% of the shares of PSA Finance from Credilogros. On December 16, 2004, the Central Bank issued Resolution Nr. 371, approving the transfer of 50% of PSA Finance capital stock from Credilogros to us.

On June 28, 2006, the Bank sold its entire interest in Credilogros to Banco de Servicios y Transacciones and Grupo de Servicios y Transacciones S.A.

In the early 2000’s the Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volumes. In response, the Bank changed its short-term commercial strategy towards the transactional business, adjusted its operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly affected by the Argentine Crisis. By mid-2003, the economy began to recover and it returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing in 2004, it gradually strengthened its credit activity in the midst of economic solvency, and consolidated its transactional business. During last years, the Bank focused mainly in the most profitable segments, retail and small and medium size companies, maintaining the leadership in the large corporations business.

On February 4, 2010, the Bank acquired all 131 shares of Atuel Fideicomisos S.A. from Inversora Otar S.A. becoming its sole shareholder. On February 11, 2010, it sold the 5% interest in BBVA Francés Asset Administradora de Inversiones S.A. to BBVA Francés Valores Sociedad de Bolsa S.A. for Ps.1,681,678.

On October 22, 2010 the merger of BBVA Francés with Atuel Fideicomisos S.A. was registered with the Public Registry of Commerce under Number 19,916 Book 51 of Corporations.

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

On October 6, 2011 a stock purchase agreement, for the total amount of shares of Consolidar Aseguradora de Riesgos del Trabajo S.A. (“Consolidar ART”) was executed between BBVA Francés and BBVA, on the one hand, acting as selling shareholders; and Galeno Argentina S.A., on the other hand, in its capacity as buyer. The price of the transaction was US$62,857,775, of which 12.5% was paid to BBVA Francés and 87.5% to BBVA. This transaction was also subject to the prior approval of the Argentine Insurance Bureau, authorization that was issued on February 6, 2012. The transfer of the shares was completed on March 6, 2012.

On February 9, 2012, the board of directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies and on March 26, 2012, the Shareholders Meetings of both companies approved the operation. On July 18, 2013, the Argentine Central Bank authorized the merger by Resolution Nr. 473 and on August 8, 2013 the National Securities Commission (Comisión Nacional de Valores) approved it by Resolution Nr. 17,155. On March 27, 2014, it was finally registered with the Superintendence of Corporations under Nr. 5,302, Book 68 of Corporations.

On March 26, 2014, BBVA Francés cancelled 50,410,182 ordinary shares and issued simultaneously 50,410,182 ordinary shares of BBVA Francés, to be delivered in exchange to the former owners of Inversora Otar (BBV América S.L., Corporación General Financiera S.A. and Sucesión Romero) pursuant to the exchange ratio duly approved. As a result of this operation as of December 31, 2014, the shareholders of Inversora Otar S.A. have the following ownership on BBVA Frances: BBV América S.L. 29.81%, Corporación General Financiera S.A. 0.47% and Sucesión Romero 0.0041%.

Because of this simultaneous increase and cancellation of the shares, the total amount of the corporate capital of the Bank remained unchanged. On April 1, 2012, as a result of the merger between BBVA Francés S.A. and Inversora Otar S.A., BBVA Francés S.A. acquired all the shares of BBVA Francés Valores Sociedad de Bolsa S.A. previously held by Inversora Otar S.A., becoming its sole shareholder. On June 29, 2012, BBVA Francés S.A. sold a 3.0047% interest in BBVA Francés Valores Sociedad de Bolsa S.A. to BBV America SL for Ps.441,194.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will became the “BBVA Tower”. This is the largest corporate headquarters real estate development project in the country and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and, environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. It is worth noting the building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. To date, construction is progressing according to plan and projected for completion in late 2015.

BBVA Frances considers the high income segment as strategic and for that reason the Bank has been working over the past two years on a long term plan in order to achieve a leading and differentiated position in this target. Accordingly, by the end of November 2013, the Bank launched the PREMIUM segment with an exclusive event at the Greek embassy in Argentina. This new segment is composed of the 15,000 clients with the highest income, who will have access to a new and different service experience: “Premium” executives, parking at branches with VIP spaces, free of charge subscriptions to magazines and newspapers, birthday presents and many other premium experiences at theatres, concerts and movies, with pre-sales on tickets and priority in invitations, exclusive brochures, among others.

During 2011, BBVA Francés returned to the capital markets, successfully placing issuances of Negotiable Obligations under its Global Bond Program (US$500 million), which was extended in 2012 at US$750 million. During 2014, the Bank placed six Series 8 and 9 in February, for a total amount of Ps.404 million, Series 10 and 11 in July for Ps.399.7 million and Series 12 and 13 in November for Ps.237.8 million. All of these bonds bear an interest rate equal to the Badlar rate plus a margin, for a period of 18 to 36 months. On February 13, 2015, the Bank issued Class 14 and 15 for a total amount of Ps.279 million, Series 14 is subject to a fix rate and for a period of nine months and Serie 15 is subject to the Badlar rate plus a margin and for a term of 21 months.

In September 2014, BBVA Francés created the new Digital and Transformation Banking Division, following the guidelines of the BBVA Group. The new division was created in order to develop more convenient and relevant products for its customers and to pursue more dynamic business, employing increasingly innovative communication channels. Furthermore, BBVA Francés implemented some organizational changes, redefining roles and simplifying the org chart, in order to adapt the Bank’s internal structure to its business needs.

B.   BUSINESS OVERVIEW

BBVA Francés has all its operations, property and customers located in Argentina. The Bank has traditionally accepted deposits and made loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the Argentine Crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions.

As part of its business, BBVA Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the Buenos Aires Stock Exchange. At the end of December 2014, the Bank had a 5% market share in the mutual fund portfolio management industry in Argentina through BBVA Francés Asset Management S.A. (“Mutual Investment Funds Manager”), the eighth among the capital managing companies.

The Bank was one of the first companies listed on the Buenos Aires Stock Exchange, quoting since 1888 (ticker: FRAN). Its shares have been listed on the New York Stock Exchange since 1993 (ticker: BFR) and on the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999 (ticker: XBFR).

BBVA Francés ended its fiscal year 2014 with Ps.74.3 billion in total assets, a total of Ps.51.4 billion in deposits on a consolidated basis, and a market capitalization of Ps.28.6 billion. It is the third largest private bank in terms of total deposits and also in terms of total loans in the Argentine financial system according to statistics published by the Central Bank, as of November 30, 2014.

The following table presents financial information of our principal business for the year ended December 31, 2014.

	As of December 31, 2014 (in thousands of pesos)
	Continued operations			Discontinued operations (4)
	Banking Financial			Pension
	BBVA Francés (3)	PSA Finance S.A.	Total	Fund Manager	Total

Total assets	71,938,474	2,300,710	74,239,184	49,722	74,288,906
Total income (1)	17,506,926	974,212	18,481,138	5,661	18,486,799
Total expenses (2)	(14,710,623)	(455,525)	(15,166,148)	(12,492)	(15,178,640)
Results on minority interest in subsidiaries	(310)	(106,503)	(106,813)	3,150	(103,663)
Total net income / (loss)	2,795,993	412,184	3,208,177	(3,681)	3,204,496

(1)	Includes financial income, service charge income and other income.
(2)	Includes financial expenses, allowances for loans losses, service charge expenses, operating expenses, other expenses and income tax.
(3)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(4)	See Note 15 to the Consolidated Financial Statements.

The Bank has a large network of branches throughout Argentina. As of December 31, 2014 there were 282 attention-to-clients units, 251 of which are retail branches and 31 are specialized in the middle-market segment and institutions, while seven business units grouped by industry provide personalized attention to corporate clients. BBVA Francés also had 13 in-company branches and two points of sale complemented by other distribution channels, such as 685 automatic teller machines (“ATMs”), 756 self-service terminals (“ATS’s”), a telephone banking service and an Internet banking service called Francés Net. Through this wide network the Bank provides attention to more than 1,849,111 retail clients, 19,258 companies and 820 large corporations.

Strategy

-	Strategic positioning

In spite of a complex environment, BBVA Francés has continued to show a differential behavior based on its banking model, which relies on three pillars with very clear mandates:

▪	A client-oriented business model whose clear purpose is to be the first digital bank and the one preferred by the clients, aimed at providing an excellent service which may deserve recognition.

▪
A management model based on segmentation and specialization, where an in-depth approach and knowledge of the client are the keys in order to devise offers according to the client’s needs and thus be able to establish a lasting relationship.

▪	A profitability model adjusted to principles as a reinforcement of its commitment to society.

New Digital Banking

In this context of transformation, with technologies in permanent innovation, a generation of increasingly demanding clients, especially marked by the universal use of the Internet through mobile devices, and a host of new competitors offering innovative value proposals, BBVA Francés created the new Digital Banking and Transformation Division. The purpose is to transform the present-day business, adjust the commercial offer, adopt a multichannel strategy and a new distribution model, and re-devise all commercial and operational processes.

This change involved not only the creation of the new division, but also the reorientation of Commercial Banking and of all staff departments in order to accompany and provide leverage to the new strategy. It was not an easy process, however, this is the first step to achieve the goal of being the bank of preference for clients who can rely on it and, above all, recommend it to others.

The main elements of the change include: transforming the client’s experience, developing offers based on information, creating channels and distribution models and optimizing and digitalizing all processes. It will be focused on the launching of new digital businesses with a strong culture of innovation.

Digital Banking will work through projects adapted to the local reality and developed by small multi-disciplinary teams. This entails a new, more agile and dynamic style of work, with focus on execution and promoting internal entrepreneurship.

Quality

The main goal of BBVA Francés in terms of quality is to achieve differentiation in the market based on the service provided to its clients. In 2014, the Bank continued to work on a permanent improvement of the clients’ experience, and, as a result, it managed to be the market leader with the best satisfaction index in the past six years. Also, for the second consecutive year, it was the most recommended bank by the clients, with a Net Recommendation Index (NPS) of 40%.

-	Quality Plan

BBVA Francés believes that quality culture is an organization lever by which the Bank raises its efficiency and productivity level. The basic elements of the Quality Plan were reformulated to give greater value to the working guidelines to be developed:

▪
Measurement Architecture: on the basis of quality surveys and the evolution of key performance indicators (KPI´s) were identified the initiatives and/or plans with greater impact on improving the client’s experience.

▪
Improving Client’s Experience: a methodology was structured for monitoring the areas’ quality plans and the initiatives or proposals for improvement in order to share their evolution in each of the relevant forums.

▪
Quality Culture (synergy with Cultural Transformation): for the purpose of increasing the influence of BBVA Francés as a whole on its clients’ recommendation, the proposal was to generate spaces where the best practices can be shared and thus ensure everyone’s commitment, promoting learning activities.

▪
Quality Rule: the reformulation of decision and direction forums is aimed at achieving a proactive leadership in the Improvement of Experience as a key element of the recommendation by and attraction of new clients.

▪
Internal Publicity and Communication of the Quality Plan: through an organized, transparent and clear communication model, information was managed in a different way, promoting an involvement of the Bank as a whole.

During 2014, BBVA Francés continued to work hard in the “I choose Excellence” campaign. To this effect, the Attention and Service Quality Protocols were created in 2013 and distributed throughout the organization.

The publicity thereon was carried out through Quality campaigns:

1.	“My place, a good place"

2.	“Our treatment defines our image”

3.	“Your attitude defines your image”

4.	“Active Communication”

During 2014, two new campaigns were launched along the same line:

1.	“Empathic Communication”

2.	“Care and prestige of the trademark”

The Bank’s Quality Formation Plan, was set in motion through an on-line course, the “Client Service Keys”, focused on the conducts and behaviors of a service-of-excellence culture. Also in order to reinforce the existing theoretical framework, attended quality workshops were created as a space for promoting interaction between different areas so as to make possible that, with the cooperation of each and every one from their different places in the “value chain”, the highest Quality standards can be achieved.

-	Complaint Management Model

According to communications “A” 5388 and “A” 5460 of the Central Bank., the functions of the body Responsible for the “Attention of Financial Services Users” were performed by the Quality area until December 2014, when they were re-allocated to the Clients’ Attention Management. This new channel was created for the purpose of registering the requests submitted by the users and/or regulatory bodies.

In addition, new functionalities were incorporated to the system to optimize communication with the clients.

Banking and Financial Services

BBVA Francés is focused on the brokering business, mainly in the private sector. The private loan portfolio totalized Ps.41.2 billion increasing 17% compared to 2013. Private loan market share reached a 7.71% level as of December 31, 2014. During 2014, both, loans for consumption and loans to small and medium-sized companies registered a good performance, increasing its portfolios by 25.2% and 15.0%, respectively, while loans to large corporations remained at a similar level.

In the retail segment, growth was driven by credit cards with an increase of 54.3%, whereas car loans increased at a slower pace of 6.2%. Personal loans did not grow during the period, reflecting lack of activity.

In terms of liabilities, total deposits were Ps.51.4 billion at the end of 2014, 18% higher than the previous year, sight deposits increased by 36% and time deposits by 8% thus significantly improving the funding mix.

As of December 31, 2014 the Bank’s US dollar-denominated deposits totaled Ps.5,488 million (equivalent to US$642 million) with an increase of 16% y/y. These deposits represented 11% of the Bank’s total deposits.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets.

	Loans
	December 31, 2014		December 31, 2013		December 31, 2012
	(in thousands of pesos, except percentages)
Public Sector	54,459	0.13%	40,915	0.11%	35,067	0.12%
Corporate	6,090,171	14.69%	6,613,086	18.13%	7,755,847	27.21%
Middle market	10,604,054	25.59%	9,435,080	25.88%	7,014,829	24.62%
Retail	24,694,156	59.59%	20,379,113	55.88%	13,687,688	48.04%
Total	41,442,840	100.00%	36,468,194	100.00%	28,493,431	100.00%

	Deposits
	December 31, 2014		December 31, 2013		December 31, 2012
	(in thousands of pesos, except percentages)
Corporate	7,278,072	14.15%	8,860,338	20.25%	6,213,292	18.19%
Middle market	6,794,714	13.21%	5,391,617	12.32%	4,092,888	11.98%
Retail	37,370,091	72.64%	29,507,510	67.43%	23,858,873	69.83%
Total	51,442,877	100.00%	43,759,465	100.00%	34,165,053	100.00%

-	Consumer financing

During 2014 BBVA Francés has been able to consolidate its market position by centering its efforts on those values that permitted a successful implementation of the strategy. Such strategy also made it possible to achieve higher competitive level, increase portfolio volumes, improve the ratios and be above the main players in the market.

In the world of consumer financing the Bank continued the publicity campaign under the catchphrase “Estás dulce” to which it was added “Souvenir Souvenir”, thus favoring the Bank’s positioning as an important player in the segment.

During the year the value offer was expanded, positioning the Francés GO platform as the basic tool for contact and interaction with the clients, publicizing promotions with a strong impact involving the reference trademarks of the main industries in the market.

At the same time, we continued with the holiday season campaigns, based on discounts and benefits. We staged the popular “discount days” at the Unicenter shopping mall and “Summertime” campaigns were developed at the main tourist centers of the Argentine coastline, as well as a “Winter” campaign at Cerro Catedral, in San Carlos de Bariloche, the country’s most important skiing center.

BBVA Francés continues to have a presence in the world of entertainment, by sponsoring shows through its relationship with producers like T4F and Popart and offering clients differential services, such as exclusive pre-sale and installments with no interest rate.

As sponsors of the two most important soccer clubs of Argentina, Boca Juniors and River Plate, the Bank accompanied its clients in one of the great Argentine passions, offering them exclusive benefits.

BBVA Francés also implemented a series of actions, such as: revitalizing its acquisition strategy, maximizing every moment of contact with the client focusing specially on activation, use and retention.

The process of revitalization of the acquisition strategy suffered a complete change which included data improvement, updating the offer value and implementing new communication channels (Multichannel, Facebook, Points of Sale, One Click, Member Get Member, etc.), in addition to other activities that improves the results of BBVA Francés.

The consolidation of the supply of products through co-branding: River, Boca, LANPASS, Peugeot, and others, due to the relationship with the alliances, has made it possible to substantially increase recurrence in the perception of the trademark, which has resulted in tangible monetary value for the business and a growing sense of loyalty to the Bank.

Lastly, a new horizon has been established in connection with the Client Retention Project. The Bank strengthened the segmentation and modeling methodology and substantially improved the level of service, permitting a 251% increase in the reduction of the churn rate.

As a result of all the above mentioned strategies, BBVA Francés is the second largest private bank in the market for this product, with a year-to-year increase of 53 basic quota points.

-	Managed resources

BBVA Francés continued proactively offering different investment options it has thought up for each client:

▪	Time deposits.

▪	Corporate Bonds.

▪	Mutual Funds.

The year started with an aggressive time deposit campaign during the first quarter, which fully complied with the established growth goals.

In addition, multiple actions continued to be performed in order to stimulate the use of the various channels where the product can be hired in an agile and safe manner.

The LANPASS Advanced Time Deposit which found no competition in the market and is highly valued by the different client segments continues to be an innovative product and an excellent alternative to use in advance the mileage required for making the desired flights. A new and excellent option has been added which grants, with an amount in pesos lower than before, a unique benefit in terms of rate, and at the same time improves the cost of transactions as against the traditional 180-day time deposit.

In September, the BCRA increased the minimum amount of guarantee on deposits from Ps.120,000 to Ps.350,000 and established that all retail client with a time deposit position below Ps.350,000 would get a minimum guaranteed interest rate. BBVA Francés was able to swiftly develop the tools to properly comply with this regulation.

In view of this situation, and with a very aggressive market in terms of captured deposits, the Bank have taken due care of its clients by offering them the best investment alternatives based on their profiles, so as to retain their investments in the Bank. All this was achieved with a spread of 0.50 basis points versus the BCRA

-	Payroll management

2014 was a key year for the management of Payrolls; commercially speaking, as this is one of the most important products in the transactional business, and at product level, as regards the extensive redesigning and implementation of the new Collective Bargain Agreements Manager which afforded greater efficiency and celerity from the client’s point of view.

It was a year with plenty of action, during which different campaigns took place: for capture, retention and fidelity of companies payrolls, which consisted of devising offers cut to measure for the different employers and employees. Discounts with BBVA Francés credit cards, welcome gifts such as purchase orders or LANPASS kilometers, lottery of LANPASS kilometers among employees of certain companies operating with the Bank and preferential rates in the granting of personal loans.

This product, leveraged by the Francés Go discount program as well as by the LANPASS fidelity Alliance has positioned BBVA Francés as one of the most competitive offers in the market, allowing it on the other hand to maintain the market quota in the corporate segment and promote new agreements with companies and PyMEs.

The balance-sheet, as far as Payrolls are concerned, closed the year with great achievements. For 2015 we expect to deepen our efforts in order to increase our transactional quota with respect to this business.

-	Development of channels

Electronic banking continues its consolidation as a priority tool for BBVA Francés.

Automatic devices have become the most important piece of the Transactions Migration Plan together with the cooperation of Express Managers at the branches, who instruct and help the clients in this process of change. There is at present a staff of 150 managers giving assistance at 135 branches.

As of December 2014, it is estimated that more than 90% of the transactions in cash deposits, check deposits and cash withdrawals were made by alternative channels, leaving a limited number of transactions to be carried out at the teller lines.

-	Automated Teller Machines, devices and new technologies:

During the year the Bank continued with the plan for the renovation of automated teller machines. A total of 36 devices were renovated at 35 branches.

In addition, it continued with the installation of “Plus” units, which have capacity for the recognition of banknotes, allow the introduction of deposits without envelope, with and without Visa Debit cards, into own or third parties’ accounts, with immediate crediting and 24-hour availability. At December 2014, the Bank had 232 such units distributed at 176 branches.

Various other projects were also implemented, equipping the branches with tools and technology to improve management; attention times and reduces transactional costs.

Among these advances, the Bank optimized the operation of 39 queue managers with the installation of new priority algorithms (at present only for teller lines) and the pre-queue system, apart from the teller callers at all branches and the extension of these units to the commercial platform. In addition to the above there are 265 Francés Express units in operation.

New banknote counting machines were installed, which reduce teller times and are capable of identifying counterfeit money. The idea is to have at least 1 new device installed for every two tellers. At present, all branches have these machine installed, thus covering 100% of the retail branches.

-	New self-service terminals (ATS):

The Bank continued to go ahead with the installation of new self-service units, which permit making cash deposits, check deposits and credit card payments without using envelopes and with immediate crediting. At December 2014, the Bank has 255 units distributed at 75 branches.

In addition, the hours of operation of the ATS were extended, now comprising from 7 to 22 hours.

These strategic advances result in an increase of the operational capacity since they reduce further processing tasks, facilitate operation and are expected to permit enabling more hours of availability in the reception of transactions through these automatic devices.

In 2015, the Bank will expand the plan for derivation to self-management channels by incorporating technology and new functionalities so as to offer our clients the best options for their attention.

-	Internet banking:

With respect to Francés Net, various adjustments were made in 2014 which tended to facilitate clients’ operations and improve the services:

▪	The keys for access to Francés Net were modified. Access is now with user and digital key. Both can be recovered by answering questions selected by the client.

▪	Purchase of Dollars and Euros for saving purposes.

▪	Opening of savings accounts as per Communication “A” 5526 of the BCRA in Dollars and Euros.

▪	Information was improved as regards Credit Cards, Loans and Custody accounts.

▪	For check deposits, the image of the checks deposited has been added.

-	Mobile banking

In the first quarter of 2014, BBVA Francés mobile was implemented for BlackBerry, iPhone and Android devices, a tool which permits operating with the Bank in a simple, fast and safe way through smartphones.

This new technological development permits the following transactions:

▪	Inquiries: global position, products (accounts, cards, time deposits, custody accounts, loans), movements (accounts and cards).

▪	Transfers

▪	Keyword management

▪	Location of tellers and branches (available for iPhone and Android only)

In 2015 work will be done to incorporate new functionalities (Time Deposits and Payments by Mobile).

Transactional Mobile Banking is a new development which maintains BBVA Francés well ahead in innovation and technology.

-	Francés Line

Línea Francés continues to be one of the main alternative channels for clients’ attention. Until November 2014, approximately 6 million calls were received and more than 7 million transactions were made.

Business Trends by area

Retail Banking

At the end of 2014, retail banking intermediated a business volume above Ps.56,556 billion, including investment funds. During the year, credit investment in pesos grew 29.8% to Ps.21,786 billion. It is important to point out that the loans granted for micro projects within the framework of BCRA regulations as compared to credit lines for productive investment had an outstanding performance in the year.

In terms of liabilities, clients’ resources increased 24% to a volume of deposits amounting to Ps.35,630 billion. Sight accounts increased 26%, while time deposits grew 24%. The growth of time deposits smaller than Ps.1 million was 28%, to compose a portfolio of more than Ps.11,300 billion.

-	Systematics and management scheme

The commercial systematics model continued to gain force in Retail Banking by ensuring that the whole Network be equipped with the same management and monitoring technology, for the purpose of establishing the same management model as well as achieving the highest possible level of productivity.

This operational systematics was implemented during 2014 by reinforcing the main operative controls in the branches and making it possible for the central areas to visualize every office. The goal for 2015 will be to continue to optimize the achievement and incorporate this concept to Middle-Market Branches.

-	New Branch Model: Martinez

BBVA Francés inaugurated a new ‘Flagship’ office which is an innovative space through which the Bank is launching the layout for the branch of the future. This new office model is aimed at improving the relationship with the clients by emphasizing such concepts as transparency, innovation and use of the new technologies.

The branch is located at Av. del Libertador 13910, Martínez, department of San Isidro, and was built according to a futuristic design which will become an icon of the district.

With this new office model, BBVA Francés places its clients at the center in their relationship with the Bank, providing them with an office where all space is for the clients.

This involved the creation of innovative attention posts and a new collaboration front where client and manager may jointly find the solution that is best suited to their needs. The purpose is also to create a space where the client can operate autonomously in his regular transactions as well as in his search for information.

There are three rooms for the exclusive use of the clients, equipped with comfortable armchairs, seats, tables, LED TV sets and printers, where they can stage comfortable meetings and sessions for the discussion of transactions and investments.

It is worth noting that all spaces are equipped with tablets both for employees and clients, apart from smartphones with access to Francés Móvil so that the clients may live the experience of conducting transactions by means of such devices.

If the result of this initial phase and validation turns out to be positive, then BBVA Francés will have it gradually installed in the different markets, adjusting the rhythm of the process to the requirements and characteristics of each of them.

Continuing with the plan for the opening of new branches, during the year BBVA Francés inaugurated a branch for individuals, one for companies and a VIP space, all of them within the Industrial Park of Pilar, province of Buenos Aires, a strategic point of operation for some 300 companies and 7,000 prospective clients.

In addition, another 5 branches for individual clients were inaugurated, one in San Juan, thus strengthening the presence of the trademark in the Cuyo region, one in Las Heras, Santa Cruz, one in Colón, Entre Ríos, and two more in Chascomús and Martínez, province of Buenos Aires, the latter, as was above mention, has an innovative design where the client can discuss with an executive his own alternatives in the management of products.

Three VIP spaces were also opened (Tucumán, Caballito and Catedral branch). Furthermore, the branch in Paso de los Libres, Corrientes, was moved to premises with greater physical space and installations oriented to provide more comfort to collaborators and clients.

-	Massive Sales Force

The models for the monitoring and management of the force were strengthened in search of an improvement in productivity and in the attention of the payroll segment currently allocated to this channel. The client classification processes of the payroll plan have been optimized to permit the access of this segment to its products right from the start of their relationship with the Bank.

-	A digital boost

We generated processes in order to simplify the access to and use of Francés Net, which included the concept of digitalization as part of the effort to stimulate the use of the Network.

Through internal campaigns such as “Webeá and Volá”, the Bank attempted to spread the digital concept among the employees in all Branches.

The “Hacelo Fácil y Ganá” campaign awarded prizes consisting of 150 smart TV LED sets and a Smart 0 Km motor car among the clients.

There was also the launching of Francés Móvil and a reinforcement of Francés Net as regards its functionality.

-	Multichannel and Tools

We continued to work on the optimization of the “Escenarios Comerciales” management tool, by incorporating alerts and new functionalities:

▪	Incorporation of a digital client alert to the client’s file, so as to identify those who are not digital users and apply a protocol to stimulate the incorporation of such clients.

▪	Incorporation of an alert for contact data such as cell phone and e-mail to a client’s file so as to identify those clients whose data are wrong, incomplete or require updating.

▪	Incorporation of an alert for electronic bank account statements with the possibility of managing the concept in the presence of the client.

▪	A new circuit which reinforces the derivation of clients to self-managed channels with registration of any executives intervening in the transactions.

▪
Incorporation of the Commercial Systematics model into the EECC platform. This is a very important achievement for the Network, as it makes it possible to visualize the spreadsheets which monitor the commercial systematics without this requiring the carrying of values in parallel or duplicating the capture of data. This implied a reduction of at least 75 thousand man-hours per year previously devoted to perform the task manually, thus achieving a significant boost in terms of productivity.

▪	Updating of the status of contacts based on the results from the sale of contracting tools, thus making it unnecessary to record the transaction every time a client acquires a product.

▪	Incorporation of the Branches’ Operative Resources as EECC users, specifically from a client’s file destined for the management of operational issues or opportunities.

-	Management of segments

During 2014, the management and relationship model added the promotion of digital banking to its set of priority concerns, such as operation, productivity and multichannel.

In the realm of the retail network, the model which contemplates a more personalized management gained force, its goal being to have at least one specialized manager per segment:

-	VIP and PREMIUM

High-value clients are one of the main strategic objectives of BBVA Francés. During 2014, the so-called VIP and PREMIUM WORLD segments have continued to develop as planned, with a schedule of actions and development of products suited to their requirements.

Among the highlights of the year, the following are worth mentioning:

▪
Inauguration of a branch for attending VIP and PREMIUM WORLD clients. A new concept of relationship with the client, technology and innovation: As mentioned above, this up-to-date branch model inaugurated a new concept of relationship with the client where technology is the central element, which adds up to BBVA’s strategy of innovation aimed at becoming the best digital bank in South America.

▪
BBVA Francés VIP Spaces: They have been conceived as an exclusive environment providing the privacy and personalized attention that the segment’s clients deserve, apart from maximizing the interaction between the client and his VIP executive. In order to materialize this special environment, all spaces have been treated with design details high-level services which define a style of attention and mark a difference between the Bank and its competitors.

▪
Permanent training of VIP and PREMIUM executives: In pursuit of our goal to install a homogenous model of attention throughout the country, we staged the Sessions for the Permanent Training of Executives. These sessions include a complete schedule of knowledge updating and learning of new concepts to improve the quality of attention and therefore the indices of satisfaction of the most demanding clients.

▪
Permanent communication of the segment’s benefits: It is important for the VIP executive to take into account in his dialog with the client the benefits at the latter’s disposal, especially those directly related to his profile and interests. Likewise, it is very important that the clients be contacted by their executives in order to get to know their needs and be able to keep them personally informed of all the benefits and services provided by their products.

▪	Development of Client Satisfaction: We continued with our actions to approach the clients with gifts consisting of tickets for different types of entertainment and shows.

Middle Market

From the beginning of 2014, Middle Market banking and its supporting areas oriented their work with particular emphasis on the so-called “Mistral Project” so as to synchronize a comprehensive management of the clients, confirming their position at the center of all relationships.

 To this end, after a profound and precise diagnosis, the Bank implemented a project on three main lines of action:

Management model: with emphasis on the excellent practices established and consolidated in the course of group and individual meetings and facilitating fluid and transparent communication, coordinated work and the achievement of predetermined goals.

Attention model: reinforcing the use of commercial client management tools. Thus the Bank managed to multiply by four, in average, per officer the use of the Comprehensive Companies Platform as compared to the previous year, making use of it to resolve campaigns, alert signals and the planning of commercial activities.

Distribution model: strengthening of the Bank’s specialized network and development of abilities and attitudes to help generate a differential attention experience based on teamwork and increasing the number of branches.

Along the same line the Bank inaugurated branch “Middle Market Parque Industrial Pilar”, and in order to achieve an Integrated Management in the Autonomous City of Buenos Aires and the Greater Buenos Aires area the Bank added to the two teams that existed another two, expanding the management to 4 managers and 24 company executives.

The execution of this project took place within the framework of an internal client segmentation process in which the Bank found itself involved and this, as a result, originated the need to carry out the need to conveniently distribute the client portfolios.

The outcome of this action was the incorporation of more than 1,300 clients to the institution segment, to end up the year with a portfolio comprising 3,400 clients.

In the Middle Market segment, over 2,000 clients began to be attended by a specialized officer and the Agro segment closed the year with a total of about 5,000 clients. At the same time some 2,500 small companies migrated to be attended by PyMEs officers.

The total of clients assigned and attended by middle market officers amounted to 19,881 at the end of the year.

As for the commercial strategy, it was centered on two basic work objectives:

▪
to guide the business to the goal defined by the Transactional Plan whose main feature was to advance another step in the relationship with the clients, contributing solutions and managing the collection and payment transactions required by their operations. This way, products and services such as payment to suppliers, collection account, commercial cards and participating business concerns increased in number of contracts but above all in volume, which in quite a few cases was duplicated.

▪
compliance with the requirements concerning the granting of credits for productive investment to small and middle-size companies as per Communications “A” 5516 and 5620 of the BCRA, which were substantially exceeded in the PyMEs segment to a total of Ps.14,451 billion of profitable investment in the companies segment, 28% above the preceding year. One of the most used tools was the financing for leasing of machinery, where the portfolio exceeded Ps.1,909 billion, thus strengthening the position of BBVA Francés as the market leader.

Such a successful achievement was possible while maintaining the lowest non-performing loans ratio in the market, as the result of a careful management and a permanent monitoring of alerts and alarm signs. The index for debts in arrears was 0.59%, a clear reflection of the quality of clients in the active portfolio.

Business profitability was a condition to be preserved, and that was reflected in the commissions, which amounted to Ps.415 million, increasing 45% in the year, where the stars were foreign trade and insurance. The Bank also took special care in the handling of rates and quotations for the clients.

The year 2015 finds us with a Bank which is up-to-date in structure, with highly trained resources, with outstanding performance abilities and attitudes, and with flexible products and services adapted to the needs in all segments.

The division oriented to generate relationships with the clients by combining an approach in three dimensions. A distribution dimension, with 282 points of attention, adapted to the capillarity and closeness of those who chose us; a management dimension which generates commitment and reinforces specialization based on improved tools and specialized advice, and a risk model dimension adjusted to the same quality standards, with response times peremptorily urged to be more and more agile.

Three dimensions of approach supported by processes which are basic for managing the business: Comex, Canal Vendor, Transactional, Leasing, Checks, Clients, Prices and productive investment loans.

-	PyMEs and Businesses

BBVA Francés continues to work in order to be a strategic ally of the Argentine PyMEs. It directs its commercial offer to service, industrial or commercial companies which invoice up to Ps.13 million annually. To this effect it developed a model of attention and of credit and transactional solutions which accompanies their growth cycles.

For the purpose of building up a relationship, during 2014 the Bank incorporated Executives at new locations, inter alia in cities like San Juan, Corrientes, Resistencia and Colón, where the responsibility of a PyMEs and Companies Executive is to provide advice to clients from both segments.

In order to improve the quality of attention we continued with the program for the training of Executives. During 2014, all of them participated for three days in a training course for improving their commercial expertise and their technical knowledge of the products and risks. We also developed a new credit tool whose purpose is to shorten the times of analysis and response, as a complement of the policy for the pre-approval of clients.

Continuing with the generation of value for the client, the LANPASS Acquisition Program was launched this year, which rewards the accumulation of kilometers for those business concerns which negotiate the payment of their card coupons through the Bank.

Finally, within the framework of the Responsible Business Plan, and in cooperation with the Institutional Relations Department, we launched the Training Program for the Strengthening of the PyMEs. The purpose of this program is to provide knowledge and tools for small and medium-size businessmen to be able to successfully conduct their companies. Three editions were staged, in Córdoba, Mendoza and Rosario, with the cooperation of the Business School pertaining to the Argentine Catholic University.

Thus we continued our work to provide more and better services to the country´s most dynamic business sector.

Corporate & Investment Banking (“C&IB”)

The C&IB team has proven its capacity for adaptation to an increasingly competitive market, characterized by a high volatility of conditions and circumstances, even if the context seems to be positive as regards the results for a majority of the clients.

Proof of the above is the fact that during 2014, C&IB was able to maintain and slightly increase its managed volumes. The position of leadership was maintained both as regards market share in private sector loans and in clients’ resources, and there was an increase in transactional businesses, which points to a working scheme based on a coordination of procedures among C&IB, local banks, global management and the companies.

The global markets products have also been very important as regards liquidity needs. In its role as manager of corporate debt issuances the Bank has participated in the placement of 24 fixed-income issuances. Likewise, and as a complement to the investment banking business, it has provided significant structuring services in the derivatives business (IRSS), covering the clients’ rate risks.

On the other hand, commissions has a favorable evolution due to the strengthening of transactional services, incorporating new functionalities to continue offering a competitive product that resolves de companies’ flow management needs, generating at the same time liabilities that permit the sustainability of the business.

In terms of liabilities, sight accounts grew 38% and time deposits 30%.

In other words, C&IB maintains its leadership position, strengthening its relationship with the clients in order to achieve a better understanding of their business, anticipating their needs and offering a set of products and services according to such needs.

Related products

-	Insurance

BBVA Francés continued to develop its model for the sale of insurance in all of its channels, and has implemented the sales to companies and PyMEs.

 Among the most significant advances of the year, the following stand out:

▪
 Development of tests aimed at promoting the sale of insurance within the structure of the network in two of its territories, through the figure of an Insurance Promoter who acts as a trainer/coach of officers in their territory with interesting results.

▪	Start of the sales of Insurance for companies, mainly in the PyMEs segment, with the participation of specialists.

▪	The insured amounts have continued to be updated so as to maintain appropriate overage levels for our clients.

On the other hand, we have continued with the two-month campaigns to capture new clients and those focused on the cross-sell through Televentas.

 The offer of products via the ATM channel continued to improve.

 With these initiatives the Bank has improved its income for the year by more than 40% at December, as compared to the same month of the previous year.

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

-	Asset Management

The year 2013 has been particularly encouraging for the Asset Management area, due to certain regulatory changes that have started a process of profound transformation in this sector. In particular, Law Nr. 26,831, “Capital Market Law”, was the main driver of these changes.

The “Capital Markets Law” was issued on December 28, 2012, and was further developed by the CNV by Resolution Nr. 622/2013 dated September 5, 2013. According to section 47 of the Capital Market Law, all agents acting in the different markets, must have the prior approval and registration of the CNV. On December 17, 2013 BBVA Banco Francés and Francés Valores initiated their registration as settlement and integral compensation Agents and on September 19, 2014 such companies were registered and authorized to operate as settlement and integral compensation agents and negotiation agents.

In 2014, we continued along the route marked by the regulatory changes introduced. Devising a new business model for the management of investors’ portfolios has been the focus of our activity, which privileged the challenges in technology and the regulatory requirements.

In this connection, we have evaluated the first developments as regards systems to permit managing simultaneously a large number of portfolios of different clients on the basis of diverse investment profiles and in the framework of a strict risk control.

-	Mutual Funds

During 2014, the mutual investment funds industry in Argentina experienced quite a significant expansion. According to provisional data of the Argentine Chamber of Mutual Investment Funds (CAFCI), the sector ended the year with a managed equity of Ps.132,310 billion, an increase of Ps.59,426 billion or 81.5%, above the level at the end of 2013.

This equity hike was headed by the market funds segment, which ended the year with a total of Ps.96,877 billion, up 95.9%. Within this category stood out the fixed-income funds, which increased their equity by Ps.32,882 billion, or 96.4%, to a total of Ps.66,984 billion.

As regards the fixed-term deposit segment, their equity ended the year at Ps.35,434 billion, Ps.12,004 billion or 51.2% above the previous period.

At December 31, 2014, the equity managed by BBVA Frances Asset Management totalled Ps.6,572 billion, an increase of Ps.4,186 billion or 175.4% over the preceding year, and achieved a market share of 4.97% among the Mutual Investment Funds, thus positioning in the eighth place in the ranking of managed equities as reported by the Managing Companies.

In the fixed-term deposit funds category, FBA Renta Pesos ended the year 2014 with an equity of Ps.2,516 billion, Ps.1,055 billion or 72.3% above its figure as of 2013.

As regards the market funds, the company experienced an equity hike of Ps.3,198 billion or 372.1% during the year. These funds ended the period with a managed total of Ps.4,057 billion, and a market share of 4.2%.

In this last category stood out the equity increase of the FBA Ahorro Pesos fund, up Ps.3,151 billion or 581.7% to complete the year 2014 with managed funds of Ps.3,693 billion.

On the other hand, the commissions generated by the company amounted to Ps.42.6 million in the year, 95.3% above one year before.

According to their origin, commissions generated by the Fixed-Term Deposit Fund represented 21.9% of the total. Those generated by the FBA Ahorro Pesos fund also stood out as they represented 58.2% of the total.

At December 31, 2014 the company had registered with the CNV 23 managed funds whose situation at such date was as follows:

▪
FBA Renta Pesos, FBA Ahorro Pesos, FBA Bonos Argentina, FBA Horizonte, FBA Calificado and FBA Acciones Latinoamericanas: they operate normally, admitting subscriptions and redemptions in pesos. FBA Acciones Argentinas and FBA Bonos Globales: they are operative but without commercial activity.

▪
FBA Acciones Globales, FBA Brasil, FBA EE.UU., FBA Europa, FBA Renta: their liquidation and cancellation was requested in 2013, the totality of their assets being made effective and distributed among the participants. It must be pointed out that with respect to a small group of investors in FCI Acciones Globales it was not possible to carry out the automatic distribution of liquidation funds as they possessed cartulary (physical) shares which require a more complex treatment. With respect to other FCIs, applications are being presented to request their cancellation.

▪
FBA Ahorro Dólares, FBA Renta Dólares, FBA Renta Premium, FBA Renta Fija, FBA Renta Corto Plazo, FBA, Bonos Latinoamericanos (ex FBA Bonos), FBA Total, FBA Internacional and FBA México: the liquidation and cancellation process before the National Securities Commission started in 2014 and they proceeded with the sale of all assets and their distribution among the participants, some formal aspects now being still pending with the CNV in order to request their cancellation.

▪	FBA Commodities: The Board of Directors of FAMSA continues to evaluate the courses of action to be implemented with respect to this fund.

As of December 31, 2014, our mutual funds had the following equity volumes:

Name of Mutual Fund	Thousands of Pesos
FBA Ahorro Pesos	3,692,738
FBA Renta Pesos	2,515,529
FBA Calificado	223,763
FBA Horizonte	68,071
FBA Acciones Latinoamericanas	47,804
FBA Bonos Argentina	23,179
FBA Acciones Argentinas	793
FBA Bonos Globales	164
Total	6,572,041
Source: see Note 13.2. to our Consolidated Financial Statements.

-	Portfolio Management

As in previous years, the Company will pay particular attention to the evolution of the international economic and financial situation, the behavior of the currencies market and the performance of prices as regards crude oil and other commodities. Within the local context, the monitoring of activity, inflation and public spending levels will be intensified.

For 2015 a local context is expected where Mutual Investment Funds will constitute an efficient tool for different types of investors, so the evolution of this industry maintains favorable prospects.

In such scenario, the Company will continue to work in order to expand the offer of products and contribute to an improved management of the investors’ risks.

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

The following table shows assets and income derived from the business areas described above for the fiscal years ended December 31, 2014, 2013 and 2012:

	As of December 31, 2014 (in thousands of pesos)
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Francés.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	71,938,474	2,300,710	74,239,184	49,722	74,288,906
Financial income	12,718,903	552,435	13,271,338	5,661	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800	—	5,209,800
Total income (1)	17,506,926	974,212	18,481,138	5,661	18,486,799
Financial expenses	(5,413,795)	(248,813)	(5,662,608)	2,489	(5,660,119)
Allowances for loans losses	(561,330)	(13,333)	(574,663)	—	(574,663)
Operating expenses	(5,556,415)	(37,742)	(5,594,157)	(12,940)	(5,607,097)
Other expenses (2)	(3,179,083)	(155,637)	(3,334,720)	(2,041)	(3,336,761)
Total expenses (3)	(14,710,623)	(455,525)	(15,166,148)	(12,492)	(15,178,640)
Results on minority interest in subsidiaries	(310)	(106,503)	(106,813)	3,150	(103,663)
Total net income / (loss)	2,795,993	412,184	3,208,177	(3,681)	3,204,496
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for loans losses, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15. to the Consolidated Financial Statements.

	As of December 31, 2013 (in thousands of pesos)
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Francés.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for loans losses	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (2)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (3)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
Results on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income / (loss)	1,750,650	274,295	2,024,945	(701)	2,024,244
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for loans losses, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15. to the Consolidated Financial Statements.

	As of December 31, 2012 (in thousands of pesos)
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Francés.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	42,761,978	1,916,525	44,678,503	106,076	44,784,579
Financial income	5,423,751	281,442	5,705,193	9,728	5,714,921
Service charge income and other income	2,735,119	197,682	2,932,801	5,400	2,938,201
Total income (1)	8,158,870	479,124	8,637,994	15,128	8,653,122
Financial expenses	(1,955,017)	(106,114)	(2,061,131)	3,260	(2,057,871)
Allowances for loans losses	(242,753)	(13,506)	(256,259)	—	(256,259)
Operating expenses	(3,014,278)	(25,453)	(3,039,731)	(21,977)	(3,061,708)
Other expenses (2)	(1,896,026)	(81,333)	(1,977,359)	(51)	(1,977,410)
Total expenses (3)	(7,108,074)	(226,406)	(7,334,480)	(18,768)	(7,353,248)
Results on minority interest in subsidiaries	(84)	(37,790)	(37,874)	1,679	(36,195)
Total net income / (loss)	1,050,712	214,928	1,265,640	(1,961)	1,263,679
(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for loans losses, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15. to the Consolidated Financial Statements.

C.    ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2014, BBVA owned approximately 76% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria and Banco Bilbao Vizcaya, S.A., formerly Spanish retail banking, asset management and insurance providers, into Banco Bilbao Vizcaya Argentaria, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2014, BBVA, through its subsidiaries, has a presence in 9 Latin American countries, United States, Mexico, several countries throughout Europe and Turkey.

BBVA is a global financial group, organized in six geographical business segments: (i) Banking Activity in Spain, (ii) Real Estate Activity in Spain (iii) Mexico, (iv) South America, (v) the United States and (vi) Eurasia. In addition to these geographical business areas, BBVA have a separate “Corporate Center” segment. This segment handles our general management functions. The benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and affiliates of BBVA Francés

-	BBVA Francés Valores S.A.

During 2014, the local securities market was characterized by a high volatility originated, on the one hand, in a content of inflation with reduction of the economic activity and, on the other hand, in the change of economic expectations and political context after the mid-term election in 2013.

In such scenario, the Merval index has had an outstanding performance, as it overcame the inflation estimations and the local currency devaluation: the index closed 2014 with an annual growth of 59.1% measured in pesos and 21.3% in dollars, thus completing a second year of two-digit growth in dollars.

Within such context, the activity of Francés Valores was devoted to providing services to clients in the purchase and sale of corporate bonds and other authorized securities and transactions, both directly and through BBVA Banco Francés S.A.

In this connection, the performance of Francés Valores accompanied in general terms the fixed and variable income volumes observed in the local market, which resulted in an increase of income and an increase of costs, basically generated by a context of general price increases. As a consequence, the net result amounted to Ps.7.5 million in real terms.

On the other hand, in 2014 BBVA Francés Valores S.A. has requested and successfully completed its registration with the CNV as a settlement and integral compensation agents and negotiation agents, Agent Number 41. As a consequence, the company is fully authorized to carry out all market transactions allowed to such an agent.

This notwithstanding, the activity of Francés Valores during 2015 will be totally different from that of previous years, as BBVA Francés will no longer be able to promote the “Casa de Bolsa” (stock exchange firm). As a result, the transactions of Bank´s clients will have to be conducted through the Bank and not through Francés Valores. This circumstance will cause a significant decrease in the income of Francés Valores during 2015.

-	BBVA Francés Asset Management S.A.

At December 31, 2014, the equity managed by BBVA Frances Asset Management totalled Ps.6,572 million, an increase of Ps.4,186 million or 175.4% over the preceding year, and achieved a market share of 4.97% among the Mutual Investment Funds, thus positioning in the eighth place in the ranking of managed equities as reported by the Managing Companies.

On the other hand, the commissions generated by the company amounted to Ps.42.6 billion in the year, 95.3% above one year before.

According to their origin, commissions generated by the Fixed-Term Deposit Fund represented 21.9% of the total. Those generated by the FBA Ahorro Pesos fund also stood out as they represented 58.2% of the total.

On November 28, 2014 a request was made to the CNV for registering the company as Agent and Producer in terms of Law Nr. 26,831, so as to have the pertinent authorization in order to carry out portfolio management tasks. The application was decided at the meeting of the Board of Directors on August 19, 2014 and required as a previous step an amendment to the company’s bylaws to amplify its corporate object.

-	Grupo Consolidar

Grupo Consolidar comprises Consolidar AFJP SA (Administradora de Fondos de Jubilaciones y Pensiones, under liquidation procedures) and BBVA Consolidar Seguros S.A., where BBVA Francés has participations of 53.89% and 12.22%, respectively.

Consolidar AFJP S.A. (undergoing liquidation proceedings)

Law Nr. 26,425 – Liquidation and winding-up of Consolidar AFJP SA:

Law Nr. 26,425 was enacted on December 4, 2008. It abolished the capitalization system that was part of the Integrated Pension and Retirement System (Sistema Integrado de Jubilaciones y Pensiones) which was merged into and substituted by a single public distribution system called SIPA (Sistema Integrado Previsional Argentino, i.e. Argentine Integrated Pension System). As a consequence, Consolidar AFJP SA no longer managed the resources in the individual capitalization accounts of its members, who were beneficiaries of the Argentine Integrated Pension System. These funds were transferred to the Sustainability Guarantee Fund of the Argentine Pension System in the same form as they were invested, and the Argentine Social Security Administration (ANSES) became the only and single holder of its assets and rights.

On October 29, 2009 the ANSES issued Resolution Nr. 290/09 granting pension and retirement fund managers the possibility of reconverting their corporate purpose to manage funds consisting of voluntary contributions and deposits of the members in their respective capitalization accounts. Interested companies had 30 business days to express their interest.

In view of all of the above, on December 28, 2009, and bearing in mind that it was impossible for Consolidar AFJP to maintain the corporate purpose for which it had been organized, the company held a Unanimous Special Shareholders Meeting. The resolution of this meeting was to dissolve and subsequently wind-up the company as of December 31, 2009. It was understood that this was the best alternative to preserve in the best possible way the creditors’ and shareholders’ interests. At the same time, and in accordance with the terms of the Argentine Corporations Law, the Shareholders’ Meeting resolved to appoint accountants Messrs. Gabriel Orden and Rubén Lamandia, to liquidate Consolidar AFJP. These accountants are the legal representatives of the Company as of December 31, 2009 and are working in order to wind it up. As of this date, they are taking all necessary steps to carry out the liquidation of Consolidar AFJP.

On January 28, 2010, the dissolution of Consolidar AFJP (undergoing liquidation proceedings) was registered with the IGJ, as were the names of the appointed liquidators.

The General and Special Shareholders’ Meeting of Consolidar AFJP (undergoing liquidation proceedings) approved on October 19, 2009 a voluntary reduction of the corporate capital by Ps.75 million, which was approved by the Office of Corporations on January 11, 2010. Subsequently, on January 19, 2010, all capital contributions were transferred to the shareholders, in accordance with the above-mentioned reduction.

BBVA Francés, as shareholder, requested that Consolidar AFJP (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finance (Ministerio de Economía y Finanzas Públicas de la Nación) and the Argentine Social Security Administration (Administración Nacional de la Seguridad Social). This was done in accordance with the terms of Law Nr. 26,425 in order to find solutions to the consequences of implementation of the Law. This request was filed by Consolidar AFJP (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar AFJP (undergoing liquidation proceedings) filed a complaint for damages against the Federal Government and the Ministry of Labor, Employment and Social Security at the Contentious-Administrative Federal Court number 4, Secretariat number 7, under case number 40,437/2010. The claim was confirmed by BBVA Francés as controlling shareholder of the company. On July 15, 2011 Consolidar AFJP (undergoing liquidation proceedings) and BBVA Francés filed an additional motion to determine the amount of damages. On March 9, 2012, the Court ordered the service of process to the National State.

In this connection, on May 13, 2013, the judge in charge ordered the commencement of the trial stage. The Company is collecting and submitting all witness, documentary and expert proof and on May 28, 2013 it accompanied the examinations and the statements of its witnesses.

BBVA Consolidar Seguros S.A.

BBVA Seguros operates in: fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life and other insurance risks.

During 2014, it has achieved a level of issued premiums of Ps.1,051 million, which represents a growth of 37% in respect of the previous year. This increase of invoicing confirms the correct strategy that combines an ample variety of products with multiple channels of distribution and attention, all of which are based on the segmentation of clients’ needs and brochures. Accidents paid reached Ps.155.1 million, that is to say, an increase of 15% over its issued premiums.

The result after tax was Ps.123.8 million, and it represents a return on net equity at year end of 34%. In September 2014, the minimum capital surplus amounted to Ps.145.2 million and the index of insolvency, being the quotient among cash and cash equivalent, investments and real property as well as technical commitments and debts with the assured, amounted to 1.55x.

Within the framework of the “Plan Estratégico Nacional de Seguros” (PLANES), and by Resolution SSN 37,163 dated October 22, 2012, the General Regulations for the Insurance Activity were amended for the purpose of redirecting an important part of the insurance companies’ investments to the productive sector of the Argentine economy. The new clause k, point 35.8.1 of the Regulations for the Insurance Activity established a range of percentages on total investments, excluding real property, which the companies must assign to certain productive investments.

Clause k states that the investments must consist of debt securities, financial trusts, deferred checks sponsored by Reciprocal Guarantee Companies (all of them authorized for listing), as well as mutual funds (FCI) Pyme or FCI productive of regional economies and infrastructure, and of technological innovation projects, assets or other negotiable securities whose finality is the financing of productive or infrastructure projects at medium and long term in the Republic of Argentina.

For 2015, the plan for BBVA Consolidar Seguros will be to continue with the growth of its main lines of business, in particular collective life insurance, personal accidents and family integral and combined, based on an offer of products to satisfy in a differential manner the needs of its main clients.

-	PSA Finance Argentina Compañía Financiera S.A.

The shares of PSA Finance are divided in equal parts between BBVA Francés S.A. and Banque PSA Finance, a company linked to the group of PSA Peugeot Citroën S.A. with headquarters in France.

PSA Finance’s main business is focused on the granting of pledge loans for the purchase of new Peugeot and Citroën vehicles, and the purchase of cars of said brands by leasing. It also offers financing to purchase second-hand cars (for clients proposed by the official concessionaries’ networks), as well as other financial products and services linked to the purchase, maintenance and insurance of vehicles.

The motor car industry closed the year with a total of 654,355 vehicle licenses, 28.7% below 2013.

In spite of an adverse context, in 2014 the Peugeot and Citroën trademarks have virtually maintained their market share, changing from 15.3% in 2013 to 15.1% in 2014.

Against this environment, PSA Finance reached a penetration of 15.9% on the licenses for both trademarks (measured on the basis of the financing of 0 km cars), a decrease of 9.2 percentage points with respect to 2013. This evolution is mainly the result of a hike of prices and taxes affecting the vehicles, which apart from the resulting financial burden considerably increased the instalments payable by the clients, thus generating in them a resistance to take pledge loans.

The company was able to manage the scenario, and was partially compensated by a better performance of the financing for second-hand vehicles.

In terms of the number of contracts, the company financed 19,159 pledge credit transactions for new and second-hand cars and for vehicles granted by leasing, for an equivalent of Ps.1,262 million.

At December 31, 2014 the portfolio of 70,145 clients reached a valuation of Ps.2,234 million, 15% below the figure at the end of 2013.

As regards its offer of products, in 2014 as in previous years, PSA Finance maintained a work strategy which jointly embraced the Peugeot and Citroën trademarks, paying particular attention to the launching of so-called financial product campaigns at subsidized rates. This has softened the impact of financing and, among other factors, has made it possible to maintain profitability levels.

Furthermore, intensive work was made in relation to the concessionaries’ network, focused on the concept of fidelity and maintaining a diversified offer of products, with an eye on the situation of competitors. Thanks to this, 100% of the concessionaries in the Peugeot Citroën commercial network continue to work with PSA Finance, with the result that 87% of all financed sales are channeled through a credit with PSA Finance.

All along 2014, PSA Finance has worked after the objective of maintaining and improving the offer of products and placing the emphasis on the commercial aspects without disregarding profitability, based on solid financial policies for the assembly of products.

Compliance with these objectives has been possible by developing a policy of optimization and containment of the financial costs, thanks to an in-depth monitoring of the market conditions during the year and by combining the best funding alternatives for each particular moment. It is worth mentioning that these policies made it possible to maintain the financial margins in a context of limited rates.

As a result of the great work done, net results amounted to Ps.213 million, 94% above the previous year. Such outcome is mainly explained by the company’s lesser need to finance itself with third-parties’ funds, in favour of the use of its own funds, in addition to controlling the non-performing portfolio, to a good performance in the invoicing of services, to a plan for the reduction of expenditures implemented in the year throughout the company, and to a lesser payment of commissions to the concessionaries network.

The scenario for 2015 appears to be similar to 2014, with a motor-car market which might remain at a level of some 600,000 units. Notwithstanding this, the situation will imply maintaining the portfolio and the credit production levels. It will also be necessary to monitor and analyse the possible impact of the availability of products in 2015 due to foreign currency restrictions, as well as the financial prospects, the evolution of rates at general level and the consumers’ propensity to contract debts.

 The year 2015 will witness an effort oriented to strengthening the company’s strategy as regards the offer of products and the offer of competitive alternatives to the Peugeot and Citroën concessionaries network, trying to preserve the profitability ratios achieved so far. The company will also continue to work with an approach of permanent operational improvement oriented to increase management efficiency.

-	Rombo Compañía Financiera Argentina S.A.

Rombo Compañía Financiera (RCF) is the main financing structure of the Renault concessionaries’ network, both for new and second-hand vehicles. In line with the context of 2014, Renault has reduced its market share in the issuance of licenses, from 15.4% in 2013 to 12.9% the following year, which moved it from the second to the fourth position in the ranking of trademarks (even if less than 200 licenses below the third position).

In this respect, the rate of participation of RCF fell to 16.3% as compared to 25.4% in 2013 (for new vehicles), thus absorbing and reflecting the negative impact generated on the motor-car industry by a widespread increase of the interest rates, the limitation imposed on imports, the tax on high-level cars and the creation of the Pro.Cre.Auto scheme. Such negative impact could be partially mitigated by an outstanding commercial management oriented to maintaining the network’s penetration and fidelity levels and a particular emphasis on the control and handling of the commercial risk together with a plan for adjusting and containing operational expenditures.

With the financing of 13,804 new and 3,900 second-hand vehicles in 2014, RCF registered 17,704 new credits, 57% below the financing of the previous year. The total financing portfolio amounted to Ps.2,138 million, representing a decrease of 29% as compared to Ps.2,999 million at the close of 2013.

These levels, however, made it possible for RCF to remain among the leading financial companies in the Argentine market.

The indicators that measure portfolio risk and quality have maintained relatively low values as compared to the company’s historical levels. The volume of non-performing loans increased from 1.9% in December 2013 to 2.5% at the close of 2014, mainly as a result of a smaller total portfolio.

As regards financing, during 2014 three series of corporate bonds were issued for a total amount of Ps.238 million, with a total balance of Ps.583 million in corporate bonds at the end of the year. The amount of the program remained at Ps.1,000 million, and it was rated as “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo and as “AA2.ar” by Moody’s.

The net result as at December 31, 2014 amounted to Ps.259 million, 95% above the previous year, 12 times more than the result for 2010. It is important to point out an excellent financial management which permitted significant savings in funding costs in a context of marked volatility and uncertainty, as well as the rapid adaptation of the structure to the new volume of transactions, which brought about cost reductions and productivity improvements.

The following chart reflects our subsidiaries as of December 31, 2014:

(1) Undergoing liquidation proceedings.

The following information is related to our subsidiaries and affiliates as of December 31, 2014:

Subsidiary or Affiliate Company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (2) (3)
BBVA Francés Asset Management S.A.(1) (4)	Argentina	95.00%	Investment fund manager	128.9
BBVA Francés Valores S.A. (1)	Argentina	97.00%	Stock exchange brokerage	26.0
Consolidar AFJP S.A. (undergoing liquidation proceedings) (1)	Argentina	53.89%	Pension fund manager	8.5
PSA Finance Argentina Cía. Financiera S.A. (1)	Argentina	50.00%	Financial institution	542.3
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	635.2
BBVA Consolidar Seguros S.A. (1)	Argentina	12.22%	Insurance	363.0

(1)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.
(2)	Total stockholders’ equity as of December 31, 2014.
(3)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.
(4)	The Bank has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2014.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	8.64%	Clearing house	3.1
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	161.4
Argencontrol S.A. (1)	Argentina	7.77%	Agent mandatory	1.6
Sedesa S.A. (1)	Argentina	9.52%	Deposit guarantee fund	21.7
Visa Argentina S.A. (2)	Argentina	10.48%	Credit card issuer	356.4

(1)	Total Stockholders’ Equity as of December 31, 2013.
(2)	Total Stockholders’ Equity as of May 31, 2014.

D.    PROPERTY, PLANTS AND EQUIPMENT

BBVA Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2014, our branch network consisted of 251 branches, of which 112 were located in properties that we own and 139 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 24 to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

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

The following illustrates the calculation of the real interest rate in pesos for a dollar-denominated asset yielding a nominal annual interest rate of 20% (Nd=0.20) using different combinations of devaluation and inflation rates. If devaluation is 15% per annum (D=0.15) and inflation runs at a rate of 25% per annum (I=0.25), the result is as follows:

Rd =	(1+0.20)(1+0.15)	- 1	=	10.4% per annum
1+0.25

which in this case means that, because inflation exceeds devaluation, the real interest rate in pesos is less than the nominal interest rate in dollars. In this example, if the devaluation rate had been 30% per annum, and the other assumptions had remained the same, then the real interest rate in pesos would have been 24.8% per annum, which is more than the nominal interest rate in dollars. If the inflation rate were to exceed 38% per annum, then the real interest rate in pesos on this dollar denominated asset would become negative.

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2014, 2013 and 2012.

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	8,613,465	1,906,411	(4.79)%	4,259,330	439,174	(3.84)%	5,733,710	775,808	0.40%
Dollars	320,040	77,202	26.96%	231,056	58,219	44.66%	114	83	74.41%
Total	8,933,505	1,983,613	(3.65)%	4,490,386	497,393	(1.34)%	5,733,824	775,891	0.40%
Loans (4)
Private Sector
Pesos	36,670,960	9,381,990	(2.10)%	30,347,126	6,263,679	5.16%	21,784,022	4,258,681	5.72%
Dollars	2,139,557	84,964	6.35%	1,797,921	72,599	20.21%	2,994,902	135,684	5.63%
Total	38,810,517	9,466,954	(1.63)%	32,145,047	6,336,278	6.01%	24,778,924	4,394,365	5.71%
Public Sector
Pesos	767,109	6,959	(21.33)%	784,655	4,982	(12.27)%	491,604	—	—
Dollars	1	—	—	588	—	—	4	—	—
Total	767,110	6,959	(21.33)%	785,243	4,982	(12.27)%	491,608	—	—
Deposits with the Central Bank
Pesos	226,182	—	—	208,782	—	—	163,946	—	—
Dollars	4,790,093	—	—	2,946,513	—	—	1,860,749	—	—
Total	5,016,275	—	—	3,155,295	—	—	2,024,695	—	—
Other assets
Pesos	3,015,240	958,053	2.73%	2,582,950	805,843	14.37%	2,170,203	341,302	2.34%
Dollars	5,094	(204)	(1.81)%	865	(16)	13.45%	1,166	22	2.99%
Total	3,020,334	957,849	2.72%	2,583,815	805,827	14.37%	2,171,369	341,324	2.34%
Interest-earning assets from continued operations
Pesos	49,292,956	12,253,413	(2.66)%	38,182,843	7,513,678	4.33%	30,343,485	5,375,791	4.10%
Dollars	7,254,785	161,962	4.57%	4,976,943	130,802	18.59%	4,856,935	135,789	3.88%
Total	56,547,741	12,415,375	(1.73)%	43,159,786	7,644,480	5.97%	35,200,420	5,511,580	4.07%
Interest-earning assets from discontinued operations
Pesos	24,217	5,404	—	43,123	12,964	0.01%	69,455	12,696	—
Dollars	544	92	—	1,625	—	(0.01)%	2,284	—	—
Total	24,761	5,496	—	44,748	12,964	0.01%	71,739	12,696	—
Total interest-earning assets
Pesos	49,317,173	12,258,817	(2.66)%	38,225,966	7,526,642	4.34%	30,412,940	5,388,487	4.10%
Dollars	7,255,329	162,054	4.57%	4,978,568	130,802	18.58%	4,859,219	135,789	3.88%
Total	56,572,502	12,420,871	(1.73)%	43,204,534	7,657,444	5.98%	35,272,159	5,524,276	4.07%

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	6,503,640	—	—	4,983,751	—	—	4,132,461	—	—
Dollars	725,297	—	—	392,078	—	—	613,787	—	—
Total	7,228,937	—	—	5,375,829	—	—	4,746,248	—	—
Investments in other companies
Pesos	275,845	—	—	186,104	—	—	137,128	—	—
Dollars	2,175	—	—	1,465	—	—	1,209	—	—
Total	278,020	—	—	187,569	—	—	138,337	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	1,881,671	—	—	1,042,972	—	—	707,605	—	—
Total	1,881,671	—	—	1,042,972	—	—	707,605	—	—
Allowance for loan losses
Pesos	(1,063,412)	—	—	(992,499)	—	—	(673,167)	—	—
Dollars	(73,906)	—	—	(56,658)	—	—	(67,308)	—	—
Total	(1,137,318)	—	—	(1,049,157)	—	—	(740,475)	—	—
Other assets
Pesos	1,861,743	—	—	1,230,519	—	—	810,826	—	—
Dollars	461,939	—	—	299,246	—	—	264,328	—	—
Total	2,323,682	—	—	1,529,765	—	—	1,075,154	—	—
Non-interest-earning assets from continued operations
Pesos	9,459,487	—	—	6,450,847	—	—	5,114,853	—	—
Dollars	1,115,505	—	—	636,131	—	—	812,016	—	—
Total	10,574,992	—	—	7,086,978	—	—	5,926,869	—	—
Non-interest-earning assets from discontinued operations
Pesos	40,108	—	—	34,935	—	—	24,164	—	—
Dollars	(15)	—	—	—	—	—	264	—	—
Total	40,093	—	—	34,935	—	—	24,428	—	—
Total non-interest-earning assets
Pesos	9,499,595	—	—	6,485,782	—	—	5,139,017	—	—
Dollars	1,115,490	—	—	636,131	—	—	812,280	—	—
Total	10,615,085	—	—	7,121,913	—	—	5,951,297	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	58,752,443	12,253,413	—	44,633,690	7,513,678	—	35,458,338	5,375,791	—
Dollars	8,370,290	161,962	—	5,613,074	130,802	—	5,668,951	135,789	—
Total	67,122,733	12,415,375	—	50,246,764	7,644,480	—	41,127,289	5,511,580	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	64,325	5,404	—	78,058	12,964	—	93,619	12,696	—
Dollars	529	92	—	1,625	—	—	2,548	—	—
Total	64,854	5,496	—	79,683	12,964	—	96,167	12,696	—
TOTAL ASSETS
Pesos	58,816,768	12,258,817	—	44,711,748	7,526,642	—	35,551,957	5,388,487	—
Dollars	8,370,819	162,054	—	5,614,699	130,802	—	5,671,499	135,789	—
Total	67,187,587	12,420,871	—	50,326,447	7,657,444	—	41,223,456	5,524,276	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	9,008,762	18,439	(21.88)%	7,719,280	13,453	(12.68)%	6,186,969	9,367	(11.43)%
Dollars	2,055,453	257	2.30%	1,458,765	1,319	15.65%	1,913,643	1,781	1.15%
Total	11,064,215	18,696	(17.39)%	9,178,045	14,772	(8.17)%	8,100,612	11,148	(8.46)%
Time deposits
Pesos	18,770,011	4,163,169	(4.75)%	15,037,091	2,373,976	0.93%	11,201,224	1,526,358	0.49%
Dollars	1,529,879	6,362	2.71%	1,131,265	3,295	15.89%	1,460,417	3,842	1.32%
Total	20,299,890	4,169,531	(4.19)%	16,168,356	2,377,271	1.98%	12,661,641	1,530,200	0.58%
Borrowings from the Central Bank
Pesos	174,668	7,248	(18.81)%	132,961	6,145	(8.80)%	81,135	2,311	(9.04)%
Dollars	2,703	—	—	3,291	—	—	1,702	2	1.19%
Total	177,371	7,248	(18.52)%	136,252	6,145	(8.59)%	82,837	2,313	(8.83)%
Borrowings from other financial institutions
Pesos	1,193,628	390,783	3.48%	23,577	308,112	1,126.36%	11,031	215,348	1,714.81%
Dollars	338,868	12,087	5.94%	113,219	3,892	19.52%	501,100	17,881	4.66%
Total	1,532,496	402,870	4.03%	136,796	312,004	210.29%	512,131	233,229	41.50%
Corporate bonds
Pesos	1,674,170	310,596	(7.58)%	798,698	57,186	(6.59)%	593,162	54,341	(3.46)%
Total	1,674,170	310,596	(7.58)%	798,698	57,186	(6.59)%	593,162	54,341	(3.46)%
Other liabilities
Pesos	1,213,596	(170,402)	(32.99)%	646,203	(87,956)	(24.69)%	357,890	(115,073)	(40.00)%
Dollars	70,714	—	—	16,489	—	—	66,303	—	—
Total	1,284,310	(170,402)	(31.17)%	662,692	(87,956)	(24.08)%	424,193	(115,073)	(33.75)%
Interest-bearing liabilities from continued operations
Pesos	32,034,835	4,719,833	(10.55)%	24,357,810	2,670,916	(3.27)%	18,431,411	1,692,652	(3.44)%
Dollars	3,997,617	18,706	2.77%	2,723,029	8,506	15.91%	3,943,165	23,506	1.66%
Total	36,032,452	4,738,539	(9.08)%	27,080,839	2,679,422	(1.34)%	22,374,576	1,716,158	(2.54)%
Interest-bearing liabilities from discontinued operations
Pesos	(5,651)	(2,491)	(0.01)%	(17,152)	2,222	0.02%	(11,923)	5	—
Dollars	(87)	—	—	—	—	—	—	—
Total	(5,738)	(2,491)	—	(17,152)	2,222	0.01%	(11,923)	5	—
Total interest-bearing liabilities
Pesos	32,029,184	4,717,342	(10.56)%	24,340,658	2,673,138	(3.25)%	18,419,488	1,692,657	(3.44)%
Dollars	3,997,530	18,706	2.77%	2,723,029	8,506	15.91%	3,943,165	23,506	1.66%
Total	36,026,714	4,736,048	(9.08)%	27,063,687	2,681,644	(1.33)%	22,362,653	1,716,163	(2.54)%

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	13,188,072	—	—	10,348,993	—	—	8,660,998	—	—
Dollars	1,348,613	—	—	846,636	—	—	803,844	—	—
Total	14,536,685	—	—	11,195,629	—	—	9,463,942	—	—
Other liabilities
Pesos	6,306,908	—	—	5,126,499	—	—	4,102,444	—	—
Dollars	1,157,522	—	—	633,047	—	—	701,226	—	—
Total	7,464,430	—	—	5,759,546	—	—	4,803,670	—	—
Stockholders’ equity
Pesos	9,089,166	—	—	6,210,750	—	—	4,485,101	—	—
Total	9,089,166	—	—	6,210,750	—	—	4,485,101	—	—
Non–interest bearing liabilities and stockholders’ equity from continued operations
Pesos	28,584,146	—	—	21,686,242	—	—	17,247,643	—	—
Dollars	2,506,135	—	—	1,479,683	—	—	1,505,070	—	—
Total	31,090,281	—	—	23,165,925	—	—	18,752,713	—	—
Non–interest bearing liabilities and stockholders’ equity from discontinued operations
Pesos	70,592	—	—	96,835	—	—	108,090	—	—
Total	70,592	—	—	96,835	—	—	108,090	—	—
Total non–interest bearing liabilities and stockholders’ equity
Pesos	28,654,738	—	—	21,783,077	—	—	17,355,733	—	—
Dollars	2,506,135	—	—	1,479,683	—	—	1,505,070	—	—
Total	31,160,873	—	—	23,262,760	—	—	18,860,803	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	60,618,981	4,719,833	—	46,044,052	2,670,916	—	35,679,054	1,692,652	—
Dollars	6,503,752	18,706	—	4,202,712	8,506	—	5,448,235	23,506	—
Total	67,122,733	4,738,539	—	50,246,764	2,679,422	—	41,127,289	1,716,158	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	64,941	(2,491)	—	79,683	2,222	—	96,167	5	—
Dollars	(87)	—	—	—	—	—	—	—	—
Total	64,854	(2,491)	—	79,683	2,222	—	96,167	5	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	60,683,922	4,717,342	—	46,123,735	2,673,138	—	35,775,221	1,692,657	—
Dollars	6,503,665	18,706	—	4,202,712	8,506	—	5,448,235	23,506	—
Total	67,187,587	4,736,048	—	50,326,447	2,681,644	—	41,223,456	1,716,163	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2014, 2013 and 2012.

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	8,613,465	1,906,411	22.13%	4,259,330	439,174	10.31%	5,733,710	775,808	13.53%
Dollars	320,040	77,202	24.12%	231,056	58,219	25.20%	114	83	72.59%
Total	8,933,505	1,983,613	22.20%	4,490,386	497,393	11.08%	5,733,824	775,891	13.53%
Loans (4)
Private Sector
Pesos	36,670,960	9,381,990	25.58%	30,347,126	6,263,679	20.64%	21,784,022	4,258,681	19.55%
Dollars	2,139,557	84,964	3.97%	1,797,921	72,599	4.04%	2,994,902	135,684	4.53%
Total	38,810,517	9,466,954	24.39%	32,145,047	6,336,278	19.71%	24,778,924	4,394,365	17.73%
Public Sector
Pesos	767,109	6,959	0.91%	784,655	4,982	0.63%	491,604	—	—
Dollars	1	—	—	588	—	—	4	—	—
Total	767,110	6,959	0.91%	785,243	4,982	0.63%	491,608	—	—
Deposits with the Central Bank
Pesos	226,182	—	—	208,782	—	—	163,946	—	—
Dollars	4,790,093	—	—	2,946,513	—	—	1,860,749	—	—
Total	5,016,275	—	—	3,155,295	—	—	2,024,695	—	—
Other assets
Pesos	3,015,240	958,053	31.77%	2,582,950	805,843	31.20%	2,170,203	341,302	15.73%
Dollars	5,094	(204)	(4.00)%	865	(16)	(1.81)%	1,166	22	1.92%
Total	3,020,334	957,849	31.71%	2,583,815	805,827	31.19%	2,171,369	341,324	15.72%
Interest-earning assets from continued operations
Pesos	49,292,956	12,253,413	24.86%	38,182,843	7,513,678	19.68%	30,343,485	5,375,791	17.72%
Dollars	7,254,785	161,962	2.23%	4,976,943	130,802	2.63%	4,856,935	135,789	2.80%
Total	56,547,741	12,415,375	21.96%	43,159,786	7,644,480	17.71%	35,200,420	5,511,580	15.66%
Interest-earning assets from discontinued operations
Pesos	24,217	5,404	—	43,123	12,964	0.01%	69,455	12,696	—
Dollars	544	92	—	1,625	—	—	2,284	—	—
Total	24,761	5,496	—	44,748	12,964	0.01%	71,739	12,696	—
Total interest-earning assets
Pesos	49,317,173	12,258,817	24.86%	38,225,966	7,526,642	19.69%	30,412,940	5,388,487	17.72%
Dollars	7,255,329	162,054	2.23%	4,978,568	130,802	2.63%	4,859,219	135,789	2.79%
Total	56,572,502	12,420,871	21.96%	43,204,534	7,657,444	17.72%	35,272,159	5,524,276	15.66%

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	6,503,640	—	—	4,983,751	—	—	4,132,461	—	—
Dollars	725,297	—	—	392,078	—	—	613,787	—	—
Total	7,228,937	—	—	5,375,829	—	—	4,746,248	—	—
Investments in other companies
Pesos	275,845	—	—	186,104	—	—	137,128	—	—
Dollars	2,175	—	—	1,465	—	—	1,209	—	—
Total	278,020	—	—	187,569	—	—	138,337	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	1,881,671	—	—	1,042,972	—	—	707,605	—	—
Total	1,881,671	—	—	1,042,972	—	—	707,605	—	—
Allowance for loan losses
Pesos	(1,063,412)	—	—	(992,499)	—	—	(673,167)	—	—
Dollars	(73,906)	—	—	(56,658)	—	—	(67,308)	—	—
Total	(1,137,318)	—	—	(1,049,157)	—	—	(740,475)	—	—
Other assets
Pesos	1,861,743	—	—	1,230,519	—	—	810,826	—	—
Dollars	461,939	—	—	299,246	—	—	264,328	—	—
Total	2,323,682	—	—	1,529,765	—	—	1,075,154	—	—
Non-interest-earning assets from continued operations
Pesos	9,459,487	—	—	6,450,847	—	—	5,114,853	—	—
Dollars	1,115,505	—	—	636,131	—	—	812,016	—	—
Total	10,574,992	—	—	7,086,978	—	—	5,926,869	—	—
Non-interest-earning assets from discontinued operations
Pesos	40,108	—	—	34,935	—	—	24,164	—	—
Dollars	(15)	—	—	—	—	—	264	—	—
Total	40,093	—	—	34,935	—	—	24,428	—	—
Total non-interest-earning assets
Pesos	9,499,595	—	—	6,485,782	—	—	5,139,017	—	—
Dollars	1,115,490	—	—	636,131	—	—	812,280	—	—
Total	10,615,085	—	—	7,121,913	—	—	5,951,297	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	58,752,443	12,253,413	—	44,633,690	7,513,678	—	35,458,338	5,375,791	—
Dollars	8,370,290	161,962	—	5,613,074	130,802	—	5,668,951	135,789	—
Total	67,122,733	12,415,375	—	50,246,764	7,644,480	—	41,127,289	5,511,580	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	64,325	5,404	—	78,058	12,964	—	93,619	12,696	—
Dollars	529	92	—	1,625	—	—	2,548	—	—
Total	64,854	5,496	—	79,683	12,964	—	96,167	12,696	—
TOTAL ASSETS
Pesos	58,816,768	12,258,817	—	44,711,748	7,526,642	—	35,551,957	5,388,487	—
Dollars	8,370,819	162,054	—	5,614,699	130,802	—	5,671,499	135,789	—
Total	67,187,587	12,420,871	—	50,326,447	7,657,444	—	41,223,456	5,524,276	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of Government Securities and yield on our investment portfolio of Government Securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	9,008,762	18,439	0.20%	7,719,280	13,453	0.17%	6,186,969	9,367	0.15%
Dollars	2,055,453	257	0.01%	1,458,765	1,319	0.09%	1,913,643	1,781	0.09%
Total	11,064,215	18,696	0.17%	9,178,045	14,772	0.16%	8,100,612	11,148	0.14%
Time deposits
Pesos	18,770,011	4,163,169	22.18%	15,037,091	2,373,976	15.79%	11,201,224	1,526,358	13.63%
Dollars	1,529,879	6,362	0.42%	1,131,265	3,295	0.29%	1,460,417	3,842	0.26%
Total	20,299,890	4,169,531	20.54%	16,168,356	2,377,271	14.70%	12,661,641	1,530,200	12.09%
Borrowings from the Central Bank
Pesos	174,668	7,248	4.15%	132,961	6,145	4.62%	81,135	2,311	2.85%
Dollars	2,703	—	—	3,291	—	—	1,702	2	0.13%
Total	177,371	7,248	4.09%	136,252	6,145	4.51%	82,837	2,313	2.79%
Borrowings from other financial institutions
Pesos	1,193,628	390,783	32.74%	23,577	308,112	1,306.83%	11,031	215,348	1,952.12%
Dollars	338,868	12,087	3.57%	113,219	3,892	3.44%	501,100	17,881	3.57%
Total	1,532,496	402,870	26.29%	136,796	312,004	228.08%	512,131	233,229	45.54%
Corporate bonds
Pesos	1,674,170	310,596	18.55%	798,698	57,186	7.16%	593,162	54,341	9.16%
Total	1,674,170	310,596	18.55%	798,698	57,186	7.16%	593,162	54,341	9.16%
Other liabilities
Pesos	1,213,596	(170,402)	(14.04)%	646,203	(87,956)	(13.61)%	357,890	(115,073)	(32.15)%
Dollars	70,714	—	—	16,489	—	—	66,303	—	—
Total	1,284,310	(170,402)	(13.27)%	662,692	(87,956)	(13.27)%	424,193	(115,073)	(27.13)%
Interest-bearing liabilities from continued operations
Pesos	32,034,835	4,719,833	14.73%	24,357,810	2,670,916	10.97%	18,431,411	1,692,652	9.18%
Dollars	3,997,617	18,706	0.47%	2,723,029	8,506	0.31%	3,943,165	23,506	0.60%
Total	36,032,452	4,738,539	13.15%	27,080,839	2,679,422	9.89%	22,374,576	1,716,158	7.67%
Interest-bearing liabilities from discontinued operations
Pesos	(5,651)	(2,491)	—	(17,152)	2,222	0.01%	(11,923)	5	(0.01)%
Dollars	(87)	—	—	—	—	—	—	—	—
Total	(5,738)	(2,491)	—	(17,152)	2,222	0.02%	(11,923)	5	—
Total interest-bearing liabilities
Pesos	32,029,184	4,717,342	14.73%	24,340,658	2,673,138	10.98%	18,419,488	1,692,657	9.19%
Dollars	3,997,530	18,706	0.47%	2,723,029	8,506	0.31%	3,943,165	23,506	0.60%
Total	36,026,714	4,736,048	13.15%	27,063,687	2,681,644	9.91%	22,362,653	1,716,163	7.67%

	December 31,
	2014			2013			2012
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	13,188,072	—	—	10,348,993	—	—	8,660,998	—	—
Dollars	1,348,613	—	—	846,636	—	—	803,844	—	—
Total	14,536,685	—	—	11,195,629	—	—	9,463,942	—	—
Other liabilities
Pesos	6,306,908	—	—	5,126,499	—	—	4,102,444	—	—
Dollars	1,157,522	—	—	633,047	—	—	701,226	—	—
Total	7,464,430	—	—	5,759,546	—	—	4,803,670	—	—
Stockholders’ equity
Pesos	9,089,166	—	—	6,210,750	—	—	4,485,101	—	—
Total	9,089,166	—	—	6,210,750	—	—	4,485,101	—	—
Non–interest-bearing liabilities and stockholders’ equity from continued operations
Pesos	28,584,146	—	—	21,686,242	—	—	17,247,643	—	—
Dollars	2,506,135	—	—	1,479,683	—	—	1,505,070	—	—
Total	31,090,281	—	—	23,165,925	—	—	18,752,713	—	—
Non–interest-bearing liabilities and stockholders’ equity from discontinued operations
Pesos	70,592	—	—	96,835	—	—	108,090	—	—
Total	70,592	—	—	96,835	—	—	108,090	—	—
Total non–interest-bearing liabilities and stockholders’ equity
Pesos	28,654,738	—	—	21,783,077	—	—	17,355,733	—	—
Dollars	2,506,135	—	—	1,479,683	—	—	1,505,070	—	—
Total	31,160,873	—	—	23,262,760	—	—	18,860,803	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	60,618,981	4,719,833	—	46,044,052	2,670,916	—	35,679,054	1,692,652	—
Dollars	6,503,752	18,706	—	4,202,712	8,506	—	5,448,235	23,506	—
Total	67,122,733	4,738,539	—	50,246,764	2,679,422	—	41,127,289	1,716,158	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	64,941	(2,491)	—	79,683	2,222	—	96,167	5	—
Dollars	(87)	—	—	—	—	—	—	—	—
Total	64,854	(2,491)	—	79,683	2,222	—	96,167	5	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	60,683,922	4,717,342	—	46,123,735	2,673,138	—	35,775,221	1,692,657	—
Dollars	6,503,665	18,706	—	4,202,712	8,506	—	5,448,235	23,506	—
Total	67,187,587	4,736,048	—	50,326,447	2,681,644	—	41,223,456	1,716,163	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013, for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012 and for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on Government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2014/December 2013 Increase (Decrease) Due to Changes in			December 2013/December 2012 Increase (Decrease) Due to Changes in			December 2012/December 2011 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	963,698	503,539	1,467,237	(152,022)	(184,612)	(336,634)	(23,864)	214,381	190,517
Dollars	21,465	(2,482)	18,983	58,190	(54)	58,136	(118,989)	118,358	(631)
Total	985,163	501,057	1,486,220	(93,832)	(184,666)	(278,498)	(142,853)	332,739	189,886
Loans
Private sector
Pesos	1,617,905	1,500,406	3,118,311	1,767,433	237,565	2,004,998	1,196,110	427,587	1,623,697
Dollars	13,566	(1,201)	12,365	(48,333)	(14,752)	(63,085)	(19,125)	81,183	62,058
Total	1,631,471	1,499,205	3,130,676	1,719,100	222,813	1,941,913	1,176,985	508,770	1,685,755
Public sector
Pesos	(160)	2,137	1,977	1,861	3,121	4,982	—	(548)	(548)
Total	(160)	2,137	1,977	1,861	3,121	4,982	—	(548)	(548)
Other assets
Pesos	137,354	14,856	152,210	128,771	335,770	464,541	47,527	(2,761)	44,766
Dollars	(169)	(19)	(188)	5	(43)	(38)	(758)	(2,187)	(2,945)
Total	137,185	14,837	152,022	128,776	335,727	464,503	46,769	(4,948)	41,821
Interest-earning assets from continued operations
Pesos	2,718,797	2,020,938	4,739,735	1,746,043	391,844	2,137,887	1,219,773	638,659	1,858,432
Dollars	34,862	(3,702)	31,160	9,862	(14,849)	(4,987)	(138,872)	197,354	58,482
Total	2,753,659	2,017,236	4,770,895	1,755,905	376,995	2,132,900	1,080,901	836,013	1,916,914
Interest-earning assets from discontinued operations
Pesos	(4,933)	(2,627)	(7,560)	(5,416)	5,684	268	2,771	6,541	9,312
Dollars	(271)	363	92	(571)	571	—	113,119	(113,119)	—
Total	(5,204)	(2,264)	(7,468)	(5,987)	6,255	268	115,890	(106,578)	9,312
Total interest-earning assets
Pesos	2,713,864	2,018,311	4,732,175	1,740,627	397,528	2,138,155	1,222,544	645,200	1,867,744
Dollars	34,591	(3,339)	31,252	9,291	(14,278)	(4,987)	(25,753)	84,235	58,482
Total	2,748,455	2,014,972	4,763,427	1,749,918	383,250	2,133,168	1,196,791	729,435	1,926,226

	December 2014/December 2013 Increase (Decrease) Due to Changes in			December 2013/December 2012 Increase (Decrease) Due to Changes in			December 2012/December 2011 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	2,640	2,346	4,986	2,670	1,416	4,086	2,123	477	2,600
Dollars	74	(1,136)	(1,062)	(411)	(51)	(462)	(705)	70	(635)
Total	2,714	1,210	3,924	2,259	1,365	3,624	1,418	547	1,965
Time deposits
Pesos	827,958	961,235	1,789,193	605,587	242,031	847,618	298,513	169,736	468,249
Dollars	1,658	1,409	3,067	(959)	412	(547)	(1,206)	382	(824)
Total	829,616	962,644	1,792,260	604,628	242,443	847,071	297,307	170,118	467,425
Borrowings from the Central Bank
Pesos	1,730	(627)	1,103	2,396	1,438	3,834	799	954	1,753
Dollars	—	—	—	—	(2)	(2)	(2)	(14)	(16)
Total	1,730	(627)	1,103	2,396	1,436	3,832	797	940	1,737
Borrowings from other financial institutions
Pesos	383,064	(300,393)	82,671	163,946	(71,182)	92,764	(365,136)	541,523	176,387
Dollars	8,049	146	8,195	(13,334)	(655)	(13,989)	8,416	6,206	14,622
Total	391,113	(300,247)	90,866	150,612	(71,837)	78,775	(356,720)	547,729	191,009
Corporate bonds
Pesos	162,420	90,990	253,410	14,715	(11,870)	2,845	48,565	(5,373)	43,192
Total	162,420	90,990	253,410	14,715	(11,870)	2,845	48,565	(5,373)	43,192
Other liabilities
Pesos	(79,669)	(2,777)	(82,446)	(39,243)	66,360	27,117	(111,917)	(23,062)	(134,979)
Total	(79,669)	(2,777)	(82,446)	(39,243)	66,360	27,117	(111,917)	(23,062)	(134,979)
Interest-bearing liabilities from continued operations
Pesos	1,298,143	750,774	2,048,917	750,071	228,193	978,264	(127,053)	684,255	557,202
Dollars	9,781	419	10,200	(14,704)	(296)	(15,000)	6,503	6,644	13,147
Total	1,307,924	751,193	2,059,117	735,367	227,897	963,264	(120,550)	690,899	570,349
Interest-bearing liabilities from discontinued operations
Pesos	2,143	(6,856)	(4,713)	(1,067)	3,284	2,217	20,876	(11,269)	9,607
Total	2,143	(6,856)	(4,713)	(1,067)	3,284	2,217	20,876	(11,269)	9,607
Total interest-bearing liabilities
Pesos	1,300,286	743,918	2,044,204	749,004	231,477	980,481	(106,177)	672,986	566,809
Dollars	9,781	419	10,200	(14,704)	(296)	(15,000)	6,503	6,644	13,147
Total	1,310,067	744,337	2,054,404	734,300	231,181	965,481	(99,674)	679,630	579,956

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	December 31,
	2014	2013	2012
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	49,317,173	38,225,966	30,412,940
Dollars	7,255,329	4,978,568	4,859,219
Total	56,572,502	43,204,534	35,272,159
Net interest income (1)
Pesos	7,541,475	4,853,504	3,695,830
Dollars	143,348	122,296	112,283
Total	7,684,823	4,975,800	3,808,113
Net interest margin (2)
Pesos	15.29%	12.70%	12.15%
Dollars	1.98%	2.46%	2.31%
Weighted average rate	13.58%	11.52%	10.80%
Yield spread nominal basis (3)
Pesos	10.13%	8.71%	8.53%
Dollars	1.77%	2.31%	2.20%
Weighted average rate	8.81%	7.82%	7.99%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of Government Securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2014, 2013 and 2012 by type and currency of denomination.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Government securities
In pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)	43,400	31,040	—
Argentine bonds	2,482,705	1,079,408	1,829,927
Other debt bonds	608	393	241
Holdings booked at amortized cost
Other debt bonds	164	164	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	8,630,056	1,273,092	2,201,676
Argentine Central Bank notes (NOBAC)	—	135,395	—
Total government securities in pesos	11,156,933	2,519,492	4,032,008
In foreign currency:
Holdings booked at fair value
Argentine bonds	415,760	871,590	1,911
Total government securities in foreign currency	415,760	871,590	1,911
Total government securities	11,572,693	3,391,082	4,033,919
Investments in listed private securities
Shares	178	90	69
Corporate bonds—Listed	—	—	119
Mutual funds	60,819	68,959	67,927
Total private securities	60,997	69,049	68,115
Subtotal government and private securities	11,633,690	3,460,131	4,102,034
Allowances	(201)	(196)	(188)
Total government and private securities	11,633,489	3,459,935	4,101,846
Corporate bonds—Unlisted	48,653	3,401	15,973

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2014 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON) (*)	8,340	17,731	17,329	—	43,400
Argentine bonds (*)	260,106	1,558,908	213,861	449,830	2,482,705
Other debt bonds	122	486	—	—	608
Holdings booked at amortized cost
Other debt bonds	164	—	—	—	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC) (*)	8,630,056	—	—	—	8,630,056
Total government securities in pesos	8,898,788	1,577,125	231,190	449,830	11,156,933
In foreign currency:
Holdings booked at fair value
Argentine bonds (*)	104,850	257,654	7,228	46,028	415,760
Total government securities in foreign currency	104,850	257,654	7,228	46,028	415,760
Total government securities	9,003,638	1,834,779	238,418	495,858	11,572,693
Corporate bonds —Unlisted	24,012	24,641	—	—	48,653
Weighted average yield (for the securities indicated with *)	27.67%	24.01%	11.94%	9.77%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2014, 2013 and 2012. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Principal
Advances (1)	6,861,786	6,552,258	5,097,179
Notes discounted and purchased (2)	6,035,048	5,476,961	4,240,993
Secured with mortgages	1,466,346	1,243,900	877,775
Consumer loans (3)	21,253,033	16,907,751	11,981,439
Financial loans (4)	1,127,116	1,871,093	1,493,493
Loans to governmental sector (5)	54,459	40,915	35,067
Other loans	5,025,304	4,647,736	4,921,690

Less: Unaccrued interest and unused collections (6)	(133,912)	(132,213)	(73,413)

Plus: Interest and exchange differences receivable	691,454	582,255	443,065

Less: Allowance for loan losses	(937,794)	(722,462)	(523,857)
Total	41,442,840	36,468,194	28,493,431

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.
(2)	Notes discounted and purchased are endorsed promissory notes.
(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.
(4)	Financial loans are defined as loans to financial institutions.
(5)	Loans to governmental sector are secured by taxable rights.
(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Liquid guarantees	1,098,205	412,176	328,725
Preferred guarantees	4,799,288	4,484,338	3,390,488
Total	5,897,493	4,896,514	3,719,213

Credit Policy

Comprehensive management

The Risks Department of BBVA Francés continues to adjust its comprehensive management model by reconditioning its structures and improving its policies aimed at providing the solution that is best suited to the clients’ requirements, the changes of environment, and the demands of the local regulatory body. It is also oriented to permanently improve the tools and processes, focused on the detection, monitoring and mitigation of each of the risks incurred by the Bank.

This model makes it possible to satisfactorily comply with the guidelines set forth by the B.C.R.A in its communications.

Risks comprise three big groups:

▪	Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction.

▪
Financial Risk: The possibility of losses generated by changes in the market rates or the credit quality which determine the value of the Bank’s assets and liabilities. It is subdivided into: Market Risk, Liquidity Risk, Interest Rate Risk and Marketplace Credit Risk.

▪
Operational Risk: The type of risk that may cause losses as a result of human errors, inappropriate or defective internal processes, system failures or as a consequence of external events. This definition excludes the strategic and/or business risk and the reputational risk.

The area’s objective is to ensure portfolio quality by controlling the origination of businesses and optimizing credit recoveries under best-practice standards. This without disregarding the main focus that is centered on the client, with particular emphasis in not inducing client over indebtedness.

Credit risk ratios and performance

The evolution of the non-performing loans (“NPL”) and coverage ratios shows a good behavior of the credit risk portfolio, as has been the case over the past few years. The coverage ratio was 224.20% at December 2014, whereas the NPL was 0.99%, thus maintaining the leadership in the financial system in terms of risk quality.

Management Units

The different risk units provide support to the management of commercial banking entities, both as regards admission and in the monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

It manages the clients of individuals and PyMEs banking, including admission by means of predictive/statistical tools, both reactive and behavioral, admission of special cases, tools and policies management and portfolio monitoring.

With this configuration, the Bank continued with the intensive development of methods and tools to strengthen automated risk management, which entails a qualitative change in the proactive offer of services, and so achieved a greater decentralization of credit decision making, and allowed the reactive admission teams to improve their value contribution, both of these being aspects of great relevance in commercial banking.

Currently the Bank applies a methodology by risk groups, which permits a more specialized offer in admission and greater management capacity in the collection of non-performing cases. This methodology has been complemented by regional differentiation as regards minimum income, credit assistance per product and purchasing power differences.

In 2013 the Bank had launched re-estimated reactive and proactive scorings in order to achieve greater discrimination among risks.

During 2014 the Bank incorporated a reactive evaluation tool for legal entities, which permits decentralizing credit decisions of a standard nature and those involving companies with a higher profile.

Given the relevance acquired by proactive selling, mechanisms have been implemented which control the quality of pre-approved offers throughout their life, in addition to a number of permanent improvement processes.

In the PyMEs segment, intensive campaigns have been developed for the qualification of clients by pre-approval methods, improving the offer and making it more flexible for the client.

The Bank continues to manage in a differential manner the fast-track collectives (clients with a high probability of incurring default). Such differential treatment is reflected in the monitoring and tracking of transactions.

Middle Market and Corporate Risk

Focused on resolving the needs of the business, a dynamic structure has been achieved, in close relationship with the requirements of the environment, always taking into account the principles of caution and prudence, conditions which are necessary in order to maintain a standard of excellence as regards the quality of risks.

In 2014 the Bank continued with the process to put the client in closer contact with risk decisions, so as to fulfill his needs in a more efficient way, consolidating regionalization with respect to middle market companies’ risks and a scheme of delegated powers which permitted rapid and efficient actions.

As regards the attention of the Corporate Banking business, the coordination between the commercial and risks teams must be underlined as it achieved a reduction of response times oriented to satisfy the requirements of the business while maintaining risk quality.

On the other hand, the Bank complied with the objectives established by the BCRA in favor of public investment lines. Special campaigns were also staged for the placement of products, as well as pre-approved qualification lines for certain groups of clients.

In the field of improvement and innovation in relation to wholesale risk decision tools, the Bank implemented the Risk Analyst tool, aimed for the sector of big companies and corporations, which provides a distinctive analysis of different risk templates. There was also an improvement in the risk-adjusted profitability information process, which enhanced the automatic provision of results on the “Client Profitability Card”, containing information on the results and profitability of the Bank’s clients.

Recoveries

This area manages the recovery of debts since their registration in the non performing portfolio. This includes debts of the Bank as well as those of related companies (PSA Finance and Rombo Compañía Financiera).

Structural changes were consolidated during 2014, when the different functions were disaggregated into clusters and then regrouped for the teams to take responsibility for most of the processes. As a consequence of the restructuring process the Policies and Tools teams were unified to provide services to the rest of the Management areas.

As a result, improvements continue to be achieved in response times, higher specialization levels and an increase in profitability as measured by the rate of collection per resource, as well as improvements in efficiency considering the absorption of greater volumes of work, measured by the amount of debts sent to non-performing per resource.

The computer platform was consolidated to include the totality of Retail Banking Management. This comprises the online management of external collection agencies, automation of the accounting process for recoveries and the implementation of the judicial module for Pledges and Seizures. This made it possible to use a transversal applicative to integrate the management of credits, registering all the history of actions concerning a certain client, from the origination of the credit to its passage through stages of potential, early and late default, including any possible judicial procedures and up to a final resolution thereon.

Lastly, the processing of composition and bankruptcy procedures is a goal whose implementation is pending for 2015.

Control and Reporting Units

The control and monitoring areas are responsible for giving coherence to the management of credit risk and ensuring that the management of risks that are critical for the Bank, Financial Risks and Operational Risks, is conducted according to the established standards.

This control stage is the one that completes the Comprehensive Risk Management Model.

Financial Risks

This is the unit responsible for managing the Financial Risks: Market Risk (including Marketplace Credit Risk and Valuation), Structural Risks (Rate Risk, Liquidity Risk), Stress Scenarios and Non-Banking Risks. The measuring and tracking of net fund requirements is conducted under different scenarios, including stress and capital self-determination. The unit is also responsible for the self-evaluation of capital.

Financial risks management is a function of the utmost importance for BBVA Francés. It is particularly relevant to set forth criteria for a correct identification, measurement, control and management of the risk.

This involves the structuring of an orderly set of policies and organizational systems of management, measurement, limitations, information and control. These policies are of mandatory compliance throughout BBVA Francés, and apart from the central bodies and units, they affect all those business units where financial risk is originated.

Market Risks

Market Risk is defined as the possibility that losses will occur in the valuation of a portfolio as a result of price changes in the financial markets.

There are four major risks which affect market prices: interest rates, exchange rates, variable income and commodities.

The VaR (Value at Risk) is the basic measurement of BBVA Francés in order to manage the market risk. This risk measurement estimates the maximum loss, at a given confidence level, which may be originated by the market positions of a portfolio for a certain time horizon. At BBVA Francés, the VaR is calculated at a confidence level of 99% and a time horizon of 1 day.

The structure of BBVA Francés for Market Risk limits establishes limit and alert schemes in terms of Economic Capital (CeR) and VaR, as well as of stress, stops loss and sublimits for each business unit.

For more information see “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Validation of the model

The market risk model is regularly validated by Back-Testing. The purpose of these tests is to determine the quality and precision of the model used for estimating maximum daily loss of a portfolio, with 99% confidence and a time horizon of 250 days. The portfolio results were compared to the VaR estimates, and the conclusion for the year was the acceptance of the model as appropriate.

The histogram reflects the total VaR distribution during 2014. In the VaR range from 6 to 8 million pesos are located 39% of the observations made in the year.

Assessment

The Market Risks area is responsible for making a prudent assessment at market prices of the financial instruments, a process that involves the identification, evaluation, monitoring, control and mitigation of market risks.

It is also responsible for the daily capture and publication of all the prices that have an impact on the negotiation and structural portfolios and on the funds of third parties in the custody of BBVA Francés. The purpose of the assessment process is to calculate the value of positions at closing prices for fixed-income instruments and derivatives.

The priority in determining prices is the use of market information; if this is not possible, different evaluation models are used. For fixed income in a portfolio the assessment is made on the basis of calculating the present value of expected funds flows. The yield curve through which the funds flows are discounted is calculated by the bootstrapping method. In the case of forwards, the price is obtained from an interpolation of implicit futures rates. The assessment of interest-rate swaps is the net difference at present value of the sum of future flows along the transaction’s life. The calculation of variable future flows is obtained by considering implicit forwards interest rates on the zero-coupon curve used for discounting the future net flows mentioned above.

Credit Risk at Marketplace

Market risks manage the credit risk at the marketplace. Through different tools, the transactions are verified and the risk assumed with each counterpart is analyzed and calculated.

The credit risk assessment model for derivatives makes it possible to estimate not only the actual exposure of each of the counterparties but also its possible future evolution in case of variations in the different market variables.

The model combines the credit risk factors to produce future credit loss distributions taking into account the effect of diversification by term and correlation.

At the end of December 2014 the treasury’s credit risk for derivatives amounts to Ps.444 million distributed into three main products: exchange rate futures, exchange rate forwards and swaps.

Liquidity and Financing Risk

Based on the general risks policy established by the Board of Directors, BBVA Francés has developed a risk management system which is a basic component of its strategy and takes into consideration the circumstances of the Bank and the economic and regulatory environment in order to achieve the pre-defined goals. This risk management system has among its components a general risk-appetite framework which expresses the levels and types of risk it is prepared to assume in order to carry out the strategic plan without any relevant deviations, including under stress situations, and also a corporate management scheme that includes the planning of risks on an annual basis, and a set of corporate control and management policies developed for application in the different business units.

At BBVA Francés the management of liquidity and financing is a basic component of its business strategy and represents a competitive advantage.

Among the core metrics, the following stand out:

▪
LtSCD: The Loan to Stable Costumers Deposits provides information on the financing structure of the balance-sheet for a certain period. It is prepared on a consolidated basis and in each of the currencies operated by the Bank, as a source of information and adaptation to the risk-appetite maintained as regards a desirable funding structure. The objective in this department is to preserve a stable financing structure in the middle-term. Considering the retail nature of the business of BBVA Francés, the maintenance of an appropriate volume of stable clients’ resources is believed to be the key to maintaining a solid liquidity profile. On account of this, the LtSCD (relationship between net credit investment and stable clients’ resources) is established as the core metrics of the risk-appetite statement. During 2014 consumptions within this limit remained at moderate levels.

▪
With respect to regulatory ratios, the LCR (Liquidity Coverage Ratio), defined by Basle and incorporated by the BCRA since 2014 by Communications “A” 5494, “A” 5583 and “A” 5693, the latter incorporating daily tracking and monthly report of the metrics for 2015. This liquidity coverage ratio measures the relationship between high-quality liquid assets and net cash outlays during a period of 30 days under stress situations. Its value must be greater than 1. BBVA Francés has internalized this metrics and based on the quality of assets and the management of the implemented liquidity it exceeds by much the Basle requirements as far as their full application is concerned.

Interest Rate Risk

The management of balance-sheet interest risk seeks to maintain the exposure of BBVA Francés at levels according to the risk-appetite profile validated by the Board of Directors in the face of market interest rate variations.

To this effect, the Executive Committee as well as the Management Committee and the Assets and Liabilities Committee (COAP) perform an active management of the balance-sheet in agreement with the guidelines approved by the Board of Directors.

Financial margin sensibility (SMF)

Financial Margin Sensibility measures the change in expected accruals for a certain period (12 months) in case of a displacement in the 100-basis-point interest rate curve.

The calculation of financial margin sensibility is made by simulation, be it for a scenario of movement in the interest-rate curve as well as for the present situation, the sensibility being defined as the difference between both calculated margins The SMF average consumption for 2014 was below 1%.

Economic capital (CE) by interest risk

Economic Capital is an instrument to measure in a homogenous way the different risks assumed by BBVA Francés. It consists of an estimate of the unexpected losses it may be exposed to in its different risk activities. Therefore, the goal here is to determine what capital or own resources it would need in order to face such losses.

From a structural interest risk standpoint, the calculation of economic capital seeks to quantify the losses that could be generated due to adverse interest rate variations. What is basically calculated is the maximum loss that, with a confidence level of 99%, the economic value could sustain due to interest rate movements over a time horizon of 12 months, its average consumption in relation to Core Capital being 11%.

Economic Capital

During 2014 the Bank prepared the Self-Evaluated Capital Report (IAC) as per Communication “A” 5515 of the BCRA (Section V).

The economic capital or capital at risk (CeR) of financial entities is that which is required by them for covering unexpected losses originated in the exposures to risk the Bank may be exposed to.

The Non-Banking Scenarios and Risks area is responsible for evaluating and monitoring the present adequacy of capital as well as the minimum present and future capital requirements and their relationship with the Bank’s strategic plan.

Capital calculation methodologies for the following risks are defined as per the guidelines set forth in Basle II.5:

▪	Credit risk

▪	Concentration risk

▪	Market risk

▪	Interest rate risk

▪	Liquidity risk (comprised within the interest rate risk)

▪	Operational risk

▪	Reputation risk

▪	Strategic risk

Credit risk CE stands out as it represents 50.5% of the total CeR.

Stress Tests

Stress test is defined as the evaluation of a financial position in a severely adverse –but possible– scenario.

In this connection, stress tests are divided into individual and comprehensive according to their scope of application. The purpose of the former is to measure the impact of an adverse scenario at individual level by risk type. The latter try to quantify impacts at aggregate level for unfavorable scenarios in terms of the Balance-Sheet Statement, the Statement of Equity, the evolution of cash flow and the capital requirements associated to a certain projected stress situation.

According to the results of each of these tests, a process of analysis and decision-making is generated in order to place the Bank’s action lines in line with the desirable risk level.

The stress tests are oriented to:

▪	Provide a prospective evaluation of the risk;

▪	Overcome the limitations of historical models and data;

▪	Reinforce internal and external communication;

▪	Establish capital and liquidity planning procedures;

▪	Cooperate in establishing risk tolerance levels;

▪	Facilitate the application of risk contingency and mitigation plans to a range of possible stress situations.

It is important to point out that each of the stressed risks has its own contingency plan which establishes the procedures in case of an activation of the stress and/or tension alerts observed in the economic variables.

In all stressed risks the results have been satisfactory and confirm the capacity of BBVA Francés to face adverse situations in severe scenarios.

Stress tests at BBVA Francés are applied individually to each of the following risks:

Credit Risk Stress

The credit risk stress model is based on a statistical modeling of the risk premium according to GDP growth and real interest macroeconomic variables.

Risk premiums are associated to expected losses and in order to treat them the Merton model is used, according to which the non-performing rates of a portfolio are dependent on a systemic and an idiosyncratic portion. Due to the effect of diversification, the idiosyncratic portion is minimal so the systemic portion is the one that responds to changes in the economy.

The model so obtained responds to an economic coherence where greater non-performing rates are observed as GDP growth decays and real rates increase.

The results of the risk stress tests show that the prospects at the close of 2014 can support a slump of up to 8% in the GDP.

Market Risk Stress

The stress tests by market risk are based on both historical and simulated scenarios, and their purpose is to quantify through the VaR what is the maximum loss that can be generated in the treasury’s portfolio. In this connection, the stress tests based on historical scenarios seek to measure the VaR for the current position with historical volatilities at identified moments where an important stress has affected the market. At BBVA Francés, this market stress moment used for stressing the VaR is the Lehman Brothers bankruptcy in 2008 and the maximum volatility brought about by the nationalization of the A.F.J.P.’s at local level.

On the other hand, stress tests based on simulations (Resampling) are also conducted. This new methodology of calculation for stress scenarios was instituted in 2014 and is based on Monte Carlo simulations for obtaining random curves associated to risk factors having an impact on the treasury’s portfolio.

Market stress alert consumption during 2014 was around 30%.

Structural Interest Risk Stress

Through the interest rate stress test an evaluation is made of the exposure in the face of abnormal market variations based on historical situations or estimates of scenarios with a very low degree of probability. Stress scenarios must register not only changes in the market interest rate curves but also in the assumptions and hypotheses of the structural interest risk measurement model.

These are conducted every month and the purpose here is to know whether the level of exposure to losses under these potential scenarios is consistent with the Bank’s risk appetite and with the capacity of its capital structure and results to absorb significant potential losses.

Therefore, the structural interest rate stress tests are based on stressing the economic capital by taking the curves of November 2008, when the Lehman Brothers crisis coincided with the impact the A.F.J.P. nationalization.

The results of the structural risk stress tests indicate that the stressed EC recorded in 2014 an average consumption of 27% on the core capital.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2014, 2013 and 2012. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2014		2013		2012
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	2,240,333	5.29%	2,057,623	5.53%	1,591,185	5.48%
Beverage	1,234,121	2.91%	798,011	2.15%	453,931	1.56%
Chemicals	2,801,410	6.61%	2,481,665	6.67%	1,804,376	6.22%
Construction	449,476	1.06%	240,707	0.65%	186,295	0.64%
Consumer	20,976,356	49.50%	16,511,057	44.40%	11,628,175	40.07%
Electricity, oil, water and sanitary services	386,656	0.91%	515,041	1.38%	278,560	0.96%
Financial sector	1,127,116	2.66%	1,871,093	5.03%	1,493,493	5.15%
Foodstuff	1,143,085	2.70%	1,623,070	4.36%	1,263,087	4.35%
Government services	54,459	0.13%	40,915	0.11%	35,067	0.12%
Industrial metals	691,058	1.63%	648,184	1.74%	697,031	2.40%
Leather and fur product	36,764	0.09%	38,521	0.10%	16,315	0.06%
Mining products	386,382	0.91%	981,471	2.64%	922,630	3.18%
Oil and carbon	399,569	0.94%	330,340	0.89%	288,784	1.00%
Others	5,263,827	12.39%	3,864,947	10.39%	4,726,115	16.29%
Other manufacturing	165,554	0.39%	265,935	0.72%	272,287	0.94%
Printers, Publishers and Related Industries	62,144	0.15%	66,277	0.18%	36,612	0.13%
Rubber products	252,596	0.60%	389,815	1.05%	279,394	0.96%
Retail trade	2,275,910	5.37%	1,502,148	4.04%	988,538	3.41%
Services	66,306	0.16%	135,106	0.36%	85,421	0.29%
Shoes, apparel and other textile products	163,752	0.39%	268,601	0.72%	161,859	0.56%
Textile	163,468	0.39%	148,434	0.40%	120,637	0.42%
Tobacco	9,119	0.02%	6,590	0.02%	10,885	0.04%
Transportation material	328,774	0.78%	577,112	1.55%	365,210	1.26%
Wholesale trade	1,651,395	3.90%	1,787,888	4.81%	1,275,964	4.40%
Wood products and cork	51,004	0.12%	40,105	0.11%	35,437	0.11%
Total	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2014 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2014	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	54,459	2,532	—	51,927	—
To the financial sector	1,127,116	536,995	474,262	115,859	—
To the non-financial private sector and residents abroad	41,199,059	24,384,700	7,543,016	9,117,886	153,457
Overdrafts	6,989,492	5,703,399	1,211,316	74,777	—
With privileged guarantees	5,249,052	982,772	1,575,721	2,543,404	147,155
Credit cards	11,569,542	11,569,542	—	—	—
Other	17,390,973	6,128,987	4,755,979	6,499,705	6,302
Total	42,380,634	24,924,227	8,017,278	9,285,672	153,457
Percentage of total loan portfolio	100.00%	58.81%	18.92%	21.91%	0.36%

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2014

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2014. Loans are stated before deduction of the allowance for loan losses.

December 31, 2014
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	575,219
Foreign currency	129,062
Sub-total	704,281
Fixed Rate
Pesos	39,322,667
Foreign currency	1,935,403
Sub-total	41,258,070
Non-performing (1)
Pesos	413,691
Foreign currency	4,592
Sub-total	418,283
Total	42,380,634

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2014.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	51,927	—
To the financial sector	115,859	—
To the non-financial private sector and residents abroad	9,245,266	26,077
Total	9,413,052	26,077

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

Classification System According to Central Bank Regulations

A.	Debtor classification

The Central Bank establishes guidelines for classifying debtors from the point of view of their credit quality and compliance with their commitments, according to the evaluation performed for that purpose by the financial institution, criteria that are applied by the Bank.

1.
The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of up to Ps.2,500,000 (Ps.1,500,000 until September 2014 and Ps.750,000 until May 2012) may be considered, for classification purposes, as consumption loans at the bank’s discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears
1.	Normal (1)			up to 31 days
2.	Special Tracking (2)	2.	Low risk	up to 90 days
3.	Problem	3.	Medium risk	up to 180 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)			more than a year
6.	Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)	Commercial loans in situation 2 are divided into:
a)	under observation, include those debtors up to 90 days past due in situations that if not controlled or corrected in a timely manner, could compromise their repayment capacity, and
b)
those under negotiation or with refinancing agreements, which include debtors that although unable to pay their obligations under the agreed conditions, have declared their intention of refinancing their debts no later than 60 days after becoming past due. The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations become overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

(3)
This category includes debtors that have filed for creditor protection or an out-of-court preventive measure, or for which payment has been demanded in court. In the case of the consumer portfolio, debtors that have filed for creditor protection or are covered by out-of-court measures can record arrears of up to 540 days.

(4)	Includes mainly debtors facing bankruptcy or liquidation processes if they are insolvent.
(5)
This category includes debtors with arrears in excess of 180 days that are customers of banks that have been wound up or had their license revoked by the BCRA, residual entities of privatized banks, or trusts of which SEDESA is a beneficiary.

3.	The basic criterion for the evaluation of the clients is the repayment capacity in relation to the debt or the commitments that are the object of the financial institution guarantee.

a)
For the commercial portfolio, evaluation is made on the basis of repayment capacity and debtor cash flows. Indicators used in the case of commercial loans include liquidity, financing structure, compliance with payment of obligations, quality of management and administration, IT systems, prospects for the client’s business sector, its position within the sector, its legal standing and the existence of refinancing or debt discounts.

b)
For the consumer and housing loans portfolio, evaluation is based on debt payment compliance and the legal status of the debtor. The evaluation criteria for the consumer and housing portfolios is exclusively objective – the degree of compliance with obligations, legal situation of the debtor and the existence of refinancing or debt discounts.

Payment capacity evaluation based on the borrower’s income will not be mandatory, as long as specific evaluation methods are used or the borrowers’ loans are for minimal amounts in terms of point 1.1.3.3, Section 1 of the “Credit Management” rules.

4.	When loans are fully collateralized by preferred class A collateral, evaluation of repayment capacity is not required.

5.	Minimum classification frequency.

a)	Consumer portfolio clients: monthly

b)	Commercial portfolio clients: annually. However classification should be performed:

▪	During the course of each quarter for clients whose debts are equivalent to 5% or more of the financial institution’s RC;

▪
During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% or the equivalent to $4,000,000 whichever is lower, and less than 5% of the financial institution’s RC.

▪	In addition, the bank should review a debtor’s situation when any of the following circumstances take place:

a)
when a debtor has debts equivalent to at least 10% of the total notified to the Credit Information Debtor Base in another financial institution, and that institution lowers the client’s rating on the mentioned database;

b)	when there are changes to any of the objective classification criteria (arrears or legal situation);

c)	when a credit rating agency lowers the rating of securities issued by the client by more than one level; or

d)	when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.

Re-appraisal must be immediate in the case of clients with debts totaling 1% or more of the financial institution’s RC or the equivalent to $4,000,000, whichever is lower.

6.	Mandatory reclassification of clients

Only a one-level discrepancy is allowed in relation to the information submitted by financial institutions to the Credit Information Data Base. If there is a greater discrepancy between the rating of the bank and the lower classification awarded by at least two other banks, and total loans from such banks account for 40% or more of the total informed, the bank will be required to reclassify the debtor to at least the level immediately above that registering the highest level of indebtedness with the comparison institutions.

7.	Criterion for an improving situation

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

Table (i) – Enhanced situation by the payment of quotas. The following table applies (*)

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

Table (ii) – Enhanced situation by cancellation percentage of capital (also applicable to the commercial portfolio) (**)

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

Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve borrower’s situation.

8.	Refinancing. Criterion for deteriorating the situation by noncompliance with the refinancing.

Arrears are considered to exist in refinancing if a delay exceeding 31 days occurs.

The criteria determining the situation of a refinanced client are as follows:

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

b)	To the above must be added the refinancing arrears, and according to this the situation in which the refinanced client must be placed is determined.

B.	Provisioning

1.
Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.

2.	The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A”	With preferred collateral “B”	Without preferred collateral
1. Normal	1%	1%	1%
2. a) under observation and low risk	1%	3%	5%
b) under negotiation or with refinancing agreements	1%	6%	12%
3. Problem and medium risk	1%	12%	25%
4. High Insolvency Risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
6. Irrecoverable for Technical Decision	1%	100%	100%
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

3.	Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in normal situation.

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

4.	Allowance percentages used by BBVA Francés

The main destination of these allowances is to generate coverage for expectations of arrears and an estimation of possible losses per portfolio and per type of financing in our entity.

Considering the applicable coverage and their regular revision and after a qualitative analysis of the environment, decisions are made as to whether the policy of allowances should be maintained or modified.

BBVA Francés has resolved to modify the allowance percentages applied for the Commercial, Consumer and Consumer-like Portfolios, as detailed below:

▪	Percentages of allowance for clients in Normal situation from December 30, 2011 to April 29, 2012:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	2.00	1.25	1.25
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1.00	1.00
Other provisionable products	1.25	1.25	1.25

▪	Percentages of allowance for clients in Normal situation since April 30, 2012:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.75	1.00	1.00
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1.00	1.00
Other provisionable products	1.00	1.00	1.00

▪	Percentages of allowance for Consumer portfolio clients (other than Normal situation):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(*)	12	1
4	High Risk	100	(*)	25	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	1

(*)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

▪	Percentages of allowance for Consumer-like portfolio clients (other than Normal situation) (*):

Situation	Category	Without Preferred Guarantees		With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5		3	1
3	Medium Risk	100	(**)	12	1
4	High Risk	100	(**)	25	1
5	Irrecoverable	100		50	1
6	Irrecoverable for Technical Reasons	100		100	1

(*)	This Policy will be applicable except as authorized by the Companies and Wholesale Banking Monitoring Committee.
(**)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

▪	Percentages of allowance for Commercial portfolio clients (other than Normal situation):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
3	With Problems	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

5.	The SEFyC may require additional provisioning if it determines that the current level is inadequate.

6.
Accrual of interest on client debts classified as “under negotiation or with refinancing agreements” when arrears of more than 90 days in the payment of obligations are recorded, and those in the “substandard” or “medium risk”, “high risk”, and “unrecoverable” categories must be provided for at 100% as from the moment they are classified in any of those categories. The financial institution may opt to interrupt interest accrual.

7.
Client debt classified as “unrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in memorandum accounts.

8.
Inclusion of debtors in the “unrecoverable based on technical criteria” category results in the obligation to provision loans at 100%, including renewals, stays, forbearance –express or tacit – granted after such classification, once 90 or 180 days have elapsed as from the date on which the first of such financing measures were taken.

9.	Provision for the normal portfolio is of a global nature, while in the case of the other categories the allocation of provisions for each debtor is made on an individual basis.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	December 31,
	2014	%	2013	%	2012	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%
Low risk / Special tracking	267,694	0.63%	229,270	0.62%	168,917	0.58%
Medium risk / Problem	207,858	0.49%	138,687	0.37%	96,211	0.33%
High risk / High risk of insolvency	142,797	0.34%	106,622	0.29%	72,974	0.25%
Irrecoverable	67,495	0.16%	38,811	0.10%	18,556	0.06%
Irrecoverable for technical decision	133	—	134	—	162	—
Total	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2014, 2013, 2012, 2011 and 2010 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	December 31,
	2014		2013		2012		2011		2010
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	20,054,997	97.14%	16,527,979	97.43%	12,067,720	97.47%	9,271,567	98.16%	6,411,481	98.18%
Normal (Commercial)	21,639,660	99.56%	20,149,153	99.61%	16,592,748	99.73%	13,665,514	99.77%	10,529,060	99.65%
	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%	22,937,081	99.11%	16,940,541	99.09%
Low risk (Consumer)	251,710	1.22%	202,832	1.20%	151,296	1.22%	81,563	0.86%	50,854	0.78%
Special tracking (Commercial)	15,984	0.07%	26,438	0.13%	17,621	0.11%	17,951	0.13%	24,307	0.23%
	267,694	0.63%	229,270	0.62%	168,917	0.58%	99,514	0.43%	75,161	0.44%
Medium risk (Consumer)	179,378	0.87%	132,417	0.78%	90,692	0.73%	51,628	0.55%	31,016	0.47%
Problem (Commercial)	28,480	0.13%	6,270	0.03%	5,519	0.03%	2,940	0.02%	1,913	0.02%
	207,858	0.49%	138,687	0.37%	96,211	0.33%	54,568	0.24%	32,929	0.19%
High risk (Consumer)	132,140	0.64%	72,717	0.43%	55,616	0.45%	32,389	0.34%	27,252	0.42%
High risk of insolvency (Commercial)	10,657	0.05%	33,905	0.17%	17,358	0.10%	7,592	0.06%	7,862	0.07%
	142,797	0.34%	106,622	0.29%	72,974	0.25%	39,981	0.17%	35,114	0.21%
Irrecoverable (Consumer)	26,891	0.13%	27,205	0.16%	14,916	0.12%	8,180	0.09%	9,613	0.15%
Irrecoverable (Commercial)	40,604	0.19%	11,606	0.06%	3,640	0.02%	2,514	0.02%	2,539	0.02%
	67,495	0.16%	38,811	0.10%	18,556	0.06%	10,694	0.05%	12,152	0.07%
Irrecoverable for technical decision (Consumer)	133	—	134	—	162	—	165	—	120	—
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	1	—	62	—
	133	—	134	—	162	—	166	—	182	—
Total consumer loans	20,645,249	100.00%	16,963,284	100.00%	12,380,402	100.00%	9,445,492	100.00%	6,530,336	100.00%
Total commercial loans	21,735,385	100.00%	20,227,372	100.00%	16,636,886	100.00%	13,696,512	100.00%	10,565,743	100.00%
Total	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%	17,096,079	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	December 31,
	2014	2013	2012	2011	2010
	(in thousands of pesos)
Non-performing loans (1)	418,283	284,254	187,903	105,409	80,377
Total	418,283	284,254	187,903	105,409	80,377

With preferred guarantees	76,291	68,581	50,080	19,432	15,228
Unsecured	341,992	215,673	137,823	85,977	65,149
Total	418,283	284,254	187,903	105,409	80,377

(1)
Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2014, 2013, 2012, 2011 and 2010, non-performing loans include Ps.259,401, Ps.161,588, Ps.114,515, Ps.64,688 and Ps.46,538, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	December 31,
	2014		2013		2012		2011		2010
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	25,440	6.08%	24,034	8.46%	10,557	5.62%	3,425	3.25%	78	0.10%
Beverage	—	—	3	—	1	—	19	0.02%	1	—
Chemicals	2,486	0.59%	115	0.04%	9	—	921	0.87%	—	—
Construction	538	0.13%	560	0.20%	1,058	0.56%	401	0.38%	862	1.07%
Consumer	341,003	81.53%	240,428	84.57%	162,742	86.61%	92,372	87.63%	34,909	43.43%
Electrical machinery	23	0.01%	8	—	230	0.12%	—	—	3	—
Financial sector	147	0.04%	14	—	1	—	7	0.01%	5	0.01%
Foodstuff	8,611	2.06%	140	0.05%	168	0.09%	372	0.35%	2	—
Government services	—	—	—	—	—	—	—	—	1	—
Industrial metals	9	—	260	0.09%	5	—	954	0.91%	—	—
Leather and fur products	9	—	3	—	833	0.44%	789	0.75%	—	—
Machinery and tools	7,880	1.88%	10,177	3.58%	9,462	5.04%	—	—	—	—
Mining products	6	—	300	0.11%	4	—	8	0.01%	2	—
Oil and carbon	81	0.02%	3	—	1	—	—	—	81	0.10%
Others	9	—	14	—	11	0.01%	1,511	1.43%	33,257	41.38%
Other manufacturing	5,449	1.30%	894	0.31%	40	0.02%	45	0.04%	56	0.07%
Paper products	4	—	190	0.07%	4	—	432	0.41%	—	—
Printer, publishers and related industries	1,393	0.33%	165	0.06%	231	0.12%	229	0.22%	3	—
Rubber products	49	0.01%	—	—	—	—	—	—	—	—
Retail trade	1,627	0.39%	1,076	0.38%	1,040	0.55%	330	0.31%	9,590	11.93%
Services	3,148	0.75%	108	0.04%	328	0.17%	448	0.43%	43	0.05%
Shoes, apparel and other textile products	—	—	—	—	—	—	—	—	86	0.11%
Textile	2,563	0.61%	6	—	342	0.18%	2,126	2.02%	4	—
Transportation material	646	0.15%	336	0.12%	192	0.10%	9	0.01%	1	—
Wholesale trade	11,650	2.80%	5,419	1.92%	644	0.34%	820	0.79%	1,387	1.74%
Wood products and cork	5,512	1.32%	1	—	—	—	191	0.18%	6	0.01%
Total	418,283	100.00%	284,254	100.00	187,903	100.00%	105,409	100.00%	80,377	100.00%

As of December 31, 2014, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.58.1 million, or 0.14% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 amounted to Ps.17.4 million, Ps.29.8 million, Ps.25.5 million, Ps.24.7 million and Ps.51.0 million, respectively.

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

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010. See Note 23.5 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	December 31,
	2014	2013	2012	2011	2010
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	722,462	523,857	444,973	396,227	337,686
Provisions for loan losses	575,510	456,267	259,181	134,199	178,800
Charge-offs (1)	(360,178)	(257,662)	(180,297)	(85,453)	(120,259)
Advances	—	—	(37,869)	(9,668)	(23,977)
Consumer	(321,645)	(241,126)	(119,112)	(48,248)	(72,849)
Notes discounted and purchased	—	—	—	(21,230)	(22,842)
Other	(38,533)	(16,536)	(23,316)	(6,307)	(590)
Balance at the end of year	937,794	722,462	523,857	444,973	396,227
Net charge-off / average loans	0.92%	0.79%	0.70%	0.43%	0.85%

(1)
Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.360.2 million charged-off in the fiscal year ended December 31, 2014, Ps.29.9 million or 8.31%, were related to corporate borrowers and Ps.330.2 million or 91.69%, were related to individual consumers. The variation between 2014 and 2013 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.257.7 million charged-off in the fiscal year ended December 31, 2013, Ps.26.0 million or 10.08%, were related to corporate borrowers and Ps.231.7 million or 89.92%, were related to individual consumers. The variation between 2013 and 2012 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.180.3 million charged-off in the fiscal year ended December 31, 2012, Ps.23.0. million or 12.76%, were related to corporate borrowers and Ps.157.3 million or 87.24%, were related to individual consumers. The variation between 2012 and 2011 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.85.5 million charged-off in the fiscal year ended December 31, 2011, Ps.45.6 million or 53.36%, were related to corporate borrowers and Ps.39.9 million or 46.64%, were related to individual consumers. The lower volume of charge-offs in 2011 was due to the improvement in the quality of our credit portfolio during the years 2010 and 2011 which resulted in better severity ratios and lower volumes of delinquent debtors. This in turn led to a reduction in the volume of irrecoverable loans during the year 2011 and therefore to an attenuated fall in the volume of charge-offs. Of the Ps.120.3 million charged-off in the fiscal year ended December 31, 2010, Ps.77.3 million or 64.25%, were related to corporate borrowers and Ps.43.0 million or 35.75%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	December 31,
	2014		2013		2012		2011		2010
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	101,951	16.51%	80,045	17.96%	63,394	17.94%	41,871	12.54%	34,201	14.57%
Notes discounted and purchased	68,917	14.52%	56,611	15.01%	44,713	14.92%	44,792	14.85%	29,306	12.84%
Secured with mortgages	21,705	3.53%	15,705	3.42%	10,802	3.10%	14,558	3.99%	19,412	5.18%
Chattel mortgage	72,818	8.89%	72,982	9.54%	47,060	8.72%	29,207	7.19%	17,604	5.12%
Consumers loans	512,003	42.25%	382,529	36.81%	260,970	33.44%	201,941	31.39%	214,847	30.35%
Financial Loans	21,922	2.19%	25,926	4.50%	21,867	4.54%	23,605	4.55%	12,156	3.29%
Other loans to governmental sector	—	0.02%	—	0.02%	—	0.03%	—	0.11%	—	3.97%
Other	138,478	12.09%	88,664	12.74%	75,051	17.31%	88,999	25.38%	68,701	24.68%
Total	937,794	100.00%	722,462	100.00%	523,857	100.00%	444,973	100.00%	396,227	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2014, 2013 and 2012.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	13,188,072	10,348,993	8,659,885
Dollars	1,348,613	846,636	803,844
Total	14,536,685	11,195,629	9,463,729
Saving accounts
Average
Pesos	9,008,762	7,719,280	6,186,969
Dollars	2,055,453	1,458,765	1,913,643
Total	11,064,215	9,178,045	8,100,612
Average real rate
Pesos	(21.88)%	(12.68)%	(11.43)%
Dollars	2.30%	15.65%	1.15%
Total	(17.39)%	(8.17)%	(8.46)%
Time deposits
Average
Pesos	18,770,011	15,037,091	11,188,977
Dollars	1,529,879	1,131,265	1,460,417
Total	20,299,890	16,168,356	12,649,394
Average real rate
Pesos	(4.75)%	0.93%	0.50%
Dollars	2.71%	15.89%	1.32%
Total	(4.19)%	1.98%	0.59%

Maturity of Deposits at December 31, 2014

The following table sets forth information regarding the maturity of our deposits at December 31, 2014.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	15,349,515	15,349,515	—	—	—
Savings	14,995,914	14,995,914	—	—	—
Time deposits	19,950,392	19,312,063	530,617	87,493	20,219
Investment accounts	483	397	86	—	—
Other	1,146,573	1,138,265	344	7,964	—
Total	51,442,877	50,796,154	531,047	95,457	20,219

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2014.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	7,781,670	7,614,971	113,637	33,392	19,670
Total	7,781,670	7,614,971	113,637	33,392	19,670

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	December 31,
	2014	2013	2012
	(in thousands of pesos, except percentages)
Net income	3,204,496	2,024,244	1,263,679
Average total assets (1)	66,406,265	51,654,102	41,895,112
Average stockholders’ equity (1)	8,744,028	6,144,058	4,500,097
Stockholders’ equity at the end of the fiscal year	10,331,876	7,156,180	5,131,936
Net income as a percentage of:
Average total assets	4.83%	3.92%	3.02%
Average stockholders’ equity	36.65%	32.95%	28.08%
Declared dividends (2)	400,000	28,800	—
Dividend payout ratio (3)	12.48%	1.42%	—
Average stockholders’ equity as a percentage of average total assets	13.17%	11.89%	10.74%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)
For the fiscal years ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million. For the fiscal year ended December 31, 2012 the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”).

(3)
Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.8.2 billion, Ps.4.1 billion and Ps.3.1 billion for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. The table below shows those amounts at the end of each fiscal year.

	December 31,
	2014		2013		2012
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	8,218,005	6.7%	4,082,688	7.2%	3,133,360	5.6%
Average during year	8,660,094	15.6%	4,350,246	16.9%	3,346,909	10.8%
Maximum month-end balance	11,670,135		6,092,795		3,644,184

THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On November 30, 2014, Argentina’s banking system consisted of 65 commercial banks, of which 12 were government-owned or government-related banks and 53 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on November 30, 2014, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Francés, Banco Macro S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 52.35% of deposits and approximately 60.39% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 40.55% of all deposits and 47.70% of all loans in the Argentine financial system. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of November 30, 2014, based on the available data of the Central Bank, such entities accounted for approximately 42.05% of deposits and approximately 31.91% of gross loans in the Argentine banking system.

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

Central Bank

The Financial Institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other papers of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of the Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. Since an amendment to the final institutions Law of February 1994, there is no distinction between locally owned and foreign owned private financial institutions

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. The Central Bank supervises banks on a consolidated basis. It has a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external auditors of financial institutions. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—BASIC System” below. If a bank does not comply with the technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reinstatement plans and other measures arising from the failure of these plans. Furthermore, the Central Bank has the power to impose sanctions for noncompliance, which vary from a strong reprimand to revocation of banking licenses.

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

-
Powers of the Central Bank’s board of directors. New regulatory powers are expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial market, and (iv) to regulate the obtaining (through negotiable instruments or otherwise) by financial institutions of foreign currency funds.

▪	Financing of the Federal Government:

-	“Temporary Advances”. The amendment of the Charter significantly increases the Central Bank’s ability to grant “temporary advances” to the Federal Government.

-
Pursuant to the Charter, the Central Bank may grant temporary advances to the Federal Government for a term of up to twelve months, with no specific allocation, for an amount equivalent to 12% of the monetary base (which includes, outstanding currency and demand deposits of financial institutions with the Central Bank, in checking or special accounts).

-
In addition, advances may be granted (also for a twelve-month term) for an amount equal to up to 10% of the resources in cash that the Federal Government has obtained in the last twelve months; but these “additional” advances have to be specifically allocated to the payment of obligations with international financial institutions and to the payment of obligations in foreign currency.

-
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

-	Now the Central Bank’s board of directors shall determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts.

-
Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above.

-
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

-
Argentine Fund for Indebtedness Reduction. This Fund was created through Decree Nr. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year. Law Nr. 26,739 provides that this Fund will continue to operate until the purpose for which it was created has been fulfilled.

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

The requirement in pesos will be reduced from September 2014 depending on the accreditations delivered by the National Social Security Administration (“ANSES”) for the payment of social security benefits.

Depending on the granting of loans under the program “AHORA 12” requirement in pesos will be reduced from October 2014 in an amount equivalent to 16% of the sum of financings in pesos.

Decreased demand in average dollar, effective for the deposits collected from January 27, 2014. Prior to determining the requirement, shall be deducted from the application base, monthly average daily balances of net position in LEBAC denominated dollar that record the financial institution.

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

The following schedule indicates the minimum cash requirements for each type of account. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

	Oct /14
Type of Account	I	II to VI
Current accounts and sight accounts open in Credit Unions	17%	15%
Other demand deposits, basic account and universal free account
In pesos	17%	15%
In foreign currency	50%	50%
Savings accounts
In pesos	17%	15%
In foreign currency	50%	50%
Unused balances from current account advances effected	17%	15%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:

In pesos
Up to 29 days	13%	12%
From 30 to 59 days	10%	9%
From 60 to 89 days	6%	5%
From 90 to 179 days	1%	0%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	50%	50%
From 30 to 59 days	38%	38%
From 60 to 89 days	25%	25%
From 90 to 179 days	14%	14%
From 180 to 365 days	5%	5%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%
Debt securities (including corporate bonds)
a) Debt issued, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%
From 30 to 59	11%	11%
From 60 to 89 days	7%	7%
From 90 to 179 days	2%	2%
From 180 to 365 days	0%	0%

	Oct /14
Type of Account	I	II to VI
In foreign currency
Up to 29 days	50%	50%
From 30 to 59	38%	38%
From 60 to 89 days	25%	25%
From 90 to 179 days	14%	14%
From 180 to 365 days	5%	5%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%
In foreign currency	25%	25%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%	19%
In foreign currency	50%	50%
Special deposits related to funds revenues from abroad – Decree Nr. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	—	—
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	15%	14%

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

Had the Basel Accord been applied to us at December 31, 2014, our Total Capital would have been approximately 1.42 times the minimum required.

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

As of February 1, 2013, by Communication “A” 5369 of the BCRA, Minimum Capital shall be equal to Total Capital (Basic Net Equity plus Complementary Net Equity) or RPC, as per Central Bank’s denomination.

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

By Communication “A” 5694, the BCRA established an additional requirement for financial institutions ranked as being of “local systemic importance“ (D-SIBs), equivalent to 1% of the risk-weighted asset, which they must comply with using exclusively level one ordinary capital (COn1).

On 7 January 2015, by Resolution Nr. 4, the BCRA set forth that BBVA Francés is considered as a local entity of systemic importance (D-SIBs).

A gradual implementation schedule was decided according to the following scheme:

Year	Jan/Mar	Apr/Jun	Jul/Sep	Oct/Dec
2016	0.075	0.15	0.225	0.30
2017	0.375	0.45	0.525	0.60
2018	0.675	0.75	0.825	0.90
As from January 2019	1

It is important to note that with respect to the rules on distribution of results and in order to verify solvency, an additional 1% of the additional requirement is applied as from December 2014, so the above schedule is not applicable. As at 31 December 2014, the Bank complies with 100% of the new additional requirement.

Any defects of application derived from the requirement of additional capital will not make the financial institutions fall within the section about noncompliance with the Minimum Capital Regulations, even if they will not be allowed to distribute cash dividends and pay fees, ownership interest or bonuses originated in the bank’s distribution of results.

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

The following table presents, at December 31, 2014, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 23.12 to the Consolidated Financial Statements.

December 31, 2014
(in millions of Pesos, except percentages)
Basel Accord
Total capital	10,461.4
Risk-weighted assets	91,927.5
Ratio of total capital to risk-weighted assets (1)	11.4%
Required capital	7,354.2
Excess capital	3,107.2

Central Bank’s Rules (2)
Total capital	10,406.6
Risk and Fixed weighted assets	44,887.7
Ratio of total capital to risk-weighted assets (3)	23.2%
Required capital (4)	5,099.4
Excess capital	5,307.2

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(4)
The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.153.5 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as register of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

Liquidity Coverage Ratio (LCR)

By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, which took effect as of 01/30/15.

It sets forth that financial institutions must have an adequate stock of high-quality liquid assets (HQLA) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario.

Also, financial institutions must carry out their own stress tests so as to determine the liquidity level they should maintain in other scenarios, considering a period higher than 30 calendar days.

The LCR must be equal to or greater than 1 (that is to say, the stock of high-quality liquid assets must not be lower than the total net cash outlays) in the absence of a financial stress scenario. If this is not the case, the LCR may fall below 1.

The BCRA describes how to categorize a stress scenario, taking into account the following: the partial loss of retail deposits; the partial loss of wholesale non-guaranteed funding capacity; the partial loss of guaranteed funding; additional fund outlays due to situations contractually provided for as a consequence of a significant decline in the financial institution’s credit quality; market volatility increases that have an effect on the quality of guarantees or on the potential future exposure of positions in derivatives; the unforeseen use of credit and liquidity facilities compromised and available but not used that the financial institution may have granted to its clients; and/or the need that the financial institution may experience to repurchase debt or to comply with non-contractual obligations so as to mitigate its reputational risk.

For implementing the above, the financial institutions must consider the following schedule:

Period	Ratio
From January 30, 2015 to December 2015	0.60
From January 2016 to December 2016	0.70
From January 2017 to December 2017	0.80
From January 2018 to December 2018	0.90
From January 2019 onwards	1.00

The LCR calculation must be made on a permanent and monthly basis.

In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the BCRA; certain national public bonds in pesos or in foreign currency; securities issued or guaranteed by the International Payments Bank, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

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

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial entities, (iii) cash in transit and (iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency” above.

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

▪	Positive global net position (assets exceeding liabilities), is the lesser of the following:

(1)	20% of the RPC, and

(2)	Own liquid resources.

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

For financial information regarding our net foreign currency exposure, see Note 23.11 to the Consolidated Financial Statements.

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

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Various credits (including the net balance favorable to the given entity corresponding to the Tax on minimum presumed income or “TOMPI”).

▪	Property for own use.

▪	Various property items.

▪	Debt securities or financial trust participation certificates whose underlying assets are the above-mentioned loans, computed in their respective proportion.

▪	Financing transactions for related clients.

Excluded from the above items are those assets deductible for calculating the entity’s RPC and assets affected as guarantee for certain operations mainly related to derivatives, as well as the financing transactions with certain related companies, provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

The calculation of such assets will be effected according to the balances at the close of each month, net of depreciations, accumulated amortizations and bad debt risk allowances (except the allowance on the portfolio in a normal situation and grants covered by preferred guarantees “A”, which have been computed to determine the complementary net equity of the rules on Minimum Capital). It will also be possible to deduct certain liabilities related to the assets being calculated. In the case of financing transactions with related clients, the calculation will be based on the balance at the close of each month or the largest assistance provided to each client during the period in question.

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

The Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

-	By controlling relationship

1.	Local financial sector

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
CAMEL 1 to 3	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5		0%	—	—	—
(*)	Subject to consolidation with the lender.

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
	To each foreign related bank:
	- With “Investment Grade” classification	10%
CAMEL 1 to 3	- Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

	To each foreign related bank subject to consolidation and parent company:
	- With “Investment Grade” classification	10%
	- Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%
CAMEL 4 or 5
	To each foreign related bank not subject to consolidation:
	- With “Investment Grade” classification
	- Without “Investment Grade” classification	10%
		5%

	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—

			Additional
Lender entity	Borrowing entity	General	Tranche I	Tranche II	Tranche III
	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%		90%
CAMEL 2	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—
	Not meet any of the above conditions	0%	—	—	—
(**)	Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: -Financing without computable warranty -Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	-To each related company (only equity investment) (***) -To each related borrower that does not meet any of the above conditions	5% 0%

(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.
.
-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	-To each related person to use exclusively for personal or family purposes -To each related borrower that does not meet any of the above conditions	Ps.50.000 0%

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

At December 31, 2014, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to Related Persons totaled Ps.372.0 million, or 3.57% of BBVA Francés’ RPC.

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

Priority of Deposits

Law Nr. 24,485 as amended sets forth that in case of judicial liquidation or bankruptcy of a bank, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to 350,000 pesos per person (including any amount of said person deposited with a financial entity), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.350,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the Bank and that directly affect international commerce.

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

The amendment introduced to art. 35 bis of Law Nr. 21,526 of Financial Entities by Law Nr. 25,780, sets forth that if a bank is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, among the options that the Central Bank’s Board may decide by absolute majority, in case of excluding assets and liabilities for their transfer in favour of financial trusts or other financial entities, the Central Bank may totally or partially exclude the liabilities mentioned in article 49, paragraph e), as well as its credits defined in art. 53, observing the order of priority among its creditors. Regarding the partial exclusion, the order of priority of point e) art. 49 must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.

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

We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A., currently renamed as BBVA Francés Valores S.A., by virtue of the last change of name registered before the Office of Corporations – Public Registry of Commerce (IGJ) on April 4th 2014 under number 5883 book 68.

On December 28, 2012 Law Nr. 26,831 “Capital Market Law” was enacted, and was further regulated by the CNV by Resolution Nr. 622/13 dated September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 Banco Francés and BBVA Francés Valores S.A. completed their registration as Settlement and Integral compensation Agents.

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

On April 13, 2000, the Argentine Congress enacted Law Nr. 25,246 (as amended by Laws Nr. 26,087, 26,119, 26,268, 26,683 and 26,734) which defines money laundering as a type of crime. Also, such law creates the so-called Financial Information Unit (“FIU”), which establishes an administrative criminal system and replaces several articles of the Criminal Code.

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

Moreover, Decree Nr. 1,936/10 issued on December 9, 2010, introduced important changes into the Anti-Money Laundering Legislation. The principal dispositions of this Decree are to: (i) set forth the new role of the FIU, as the representative of the State to the FATF; and (ii) determine that each controlling entities must appoint a member of the board of directors as the maximum authority for Anti-Money Laundering Policies in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority. In addition, this officer or other person will be responsible for the implementation, tracking, and control of internal procedures to ensure compliance with the regulations.

On November 7th, 2014 the Financial Action Task Force (FATF) removed Argentina from its so-called grey list, the change of status was decided unanimously at the plenary meeting of the FATF held on Paris. The Financial Information Unit (UIF) issued Resolution Nr. 473/14 which provides a National Evaluation for Risk Assessment on Money Laundering and Terrorist Financing Unit aimed at identifying, analyzing and evaluating the risks that the country faces regarding this matter; concentrating efforts on those areas where there is a greater risk in order to improve the efficiency of the Anti-Money Laundering System. Therefore, the Financial Information Unit (UIF) may request cooperation to regulatory and control authorities, public and private bodies handling these matters, liable parties in general and any other parties concerned.

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

That Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” to manage the Deposit Guarantee Fund, whose shareholders, as amended by Decree Nr. 1,292/96, will be the Central Bank, with one share, as a minimum, and the trust made up of the financial institutions in such proportion as may be determined by the Central Bank for each one, based on their contributions to the Deposit Guarantee Fund.

This guarantee system does not include:

▪	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;
▪	deposits made by persons directly or indirectly related to the financial institution;
▪	deposits acquired by means of offering incentives, including deposits under the El Libretón program;
▪	certificates of deposit of securities, acceptances or guarantees;
▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement.
▪	fixed amounts from deposits and other excluded transactions.
▪	deposits that rates are higher than the benchmark interest rate which are periodically published by the Central Bank.

We hold a 9.5232% equity interest in the company “Seguros de D epósitos Sociedad Anónima” as of December 31, 2014.

The amount covered by the deposit guarantee system is Ps.350,000. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.350,000, regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.350,000 are also included in the guarantee system up to the Ps.350,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on continued consolidation of the Argentine financial system or any other indicators.

The Argentine insurance system was financed by monthly contributions from all financial institutions operating in Argentina. These contributions are equivalent to 0.06% of average daily balances of demand deposits, time deposits, term investments, salary account of social security and fixed assets of previous concepts. When private sector time deposits denominated dollars are applied to the subscription of LEBAC denominated dollars, this contribution will be equal to 0.015%.

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

At December 31, 2014 and the date of the filing of this Form 20-F, the Bank complies with each regulatory requirement discussed in this section.

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

Because we are controlled by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a Spanish corporation, our disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries (the BBVA Group) which are not controlled by us. BBVA is subject to the disclosure requirements of Section 13(r) for its Form 20-F for the year ending December 31, 2014. In advance of that filing, we have requested that BBVA provide us a detailed description of reportable activity under Section 13(r) and have received the following information:

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, three of which remained outstanding during 2014. Estimated gross revenue for 2014 from these counter indemnities, which includes fees and/or commissions, did not exceed $8,700 and was entirely derived from payments made by the BBVA Group’s non-Iranian customers in Europe. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. In addition, in accordance with Council Regulation (EU) Nr. 267/2012 of March 23, 2012, payments of any amounts due to Bank Melli under these counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Letters of credit. During 2014, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, was used to secure a loan granted by the BBVA Group to a client in order to finance certain Iran-related activities. This loan was supported by the Spanish export credit agency (CESCE). The loan related to the client’s exportation of goods to Iran (consisting of goods relating to a pelletizing plant for iron concentration and equipment). Estimated gross revenue for 2014 from this loan, which includes fees and/or commissions, did not exceed $17,800. Payments of amounts due by Bank Sepah in 2014 under this letter of credit were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure in connection with the letter of credit referred to above.

The BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Sepah.

Bank Accounts. Until May 2014, the BBVA Group maintained a number of accounts for certain employees (some of whom are of Iranian nationality) of a company that produces farm vehicles and tractors. The BBVA Group believes that 51% of the share capital of such company is controlled by an Iranian company in which the Iranian Government might have an interest. The accounts for these employees were closed in May 2014. In addition, the BBVA Group maintained one account for the Iranian National Airlines — Iran Air, which was closed in June 2014. Estimated gross revenue for 2014 from these accounts, which includes fees and/or commissions, did not exceed $120. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for three employees of the Iranian embassy in Spain. All three employees are Spanish citizens, and one of them has retired. Estimated gross revenue for 2014 from this embassy-related activity, which includes fees and/or commissions, did not exceed $2,500.

In addition, the BBVA Group maintained three accounts denominated in euros and Mexican pesos for the Iranian embassy in Mexico and three accounts denominated in Mexican pesos for an employee and that employee’s family, all of which were closed in July 2014. Estimated gross revenues for 2014 from this embassy-related activity, which include fees and/or commissions, did not exceed $200. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure for the embassy-related activities referred to above. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

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

Argentine terms of trade showed a substantial increase. In accordance with trade balance information, export prices were up 8% in 2010 and import prices increased by 5%. An excellent harvest, together with higher prices was positive for exports which increased by 23.0% in yearly terms. However, imports increased even more by 45.5% during the same period, reinforced by the growing economic activity and the actual exchange rate appreciation. This caused deterioration in the trade balance of US$12,056.8 million in 2010.

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

This poor economic performance reflected itself on the labor market. The unemployment rate remained at 7.2% for 2012 as compared to the 7.2% average rate for 2011. This less dynamic tendency in the labor market, however, did have an impact on the salaries, which at December 2012 registered an increase in the General Index of 24.5% on a year-over-year basis.

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

The GDP showed no real changes in the first nine months of 2014, and remained at the level of the same period of the preceding year. This is the consequence of a 0.9% decrease in private consumption during the first three quarters of the year, a 4% decrease in investment and a 9.8% decrease in exports. These setbacks were compensated by a 2.3% increase in public consumption and a 10.5% decrease in imports over the same period.

As for the labor market, it was not immune to this situation of barely dynamic activity. The unemployment rate amounted to 7.5% in the third quarter of 2014.

Starting in January 2014, the National Statistics and Census Institute (INDEC) published a new price index, the so-called National and Urban Consumer Price Index (IPC-NU). The main characteristics of this new index are its national coverage and the new goods and services baskets being measured. The new indicator comprises 6 geographical zones with their respective regional baskets. Measured by the new IPC-NU, the accumulated inflation was 23.9% as at 31 December 2014.

During 2014, the fiscal policy remained on expansive ground, recording a primary fiscal deficit of Ps.38,562 million, as against Ps.22,479 million in the same period of the previous year, representing a deterioration of 71.5%. This was the consequence of a 43.4% increase in primary spending during the period, as compared to a 42.5% increase in total spending.

Effects of Recent Events on BBVA Francés

In macroeconomic terms, 2014 was a tough year for the country, with several variables suffering a gradual deterioration and the banking sector facing new regulations. Private sector intermediation showed a slower pace of growth; however, BBVA Francés was able to increase its private loan portfolio, gaining market share and maintained the best asset quality ratios. It strengthened its strategy on improving the franchise, maintaining a customer-centric focus and renewing its employees’ commitment to excellence.

Regarding the macroeconomic environment described above, it should be mentioned that as of the date of this report, BBVA Francés has not suffered any adverse effect in its financial condition, operations, liquidity and results as consequence of the reported default and foreign controls imposed by the Argentine government. We do not currently expect that Argentina’s default on its debt and foreign exchange controls imposed by the Argentine government will have a material adverse effect on any financial condition, operations, liquidity or results.

Since 2012, the Bank’s balance sheet has been affected by a set of regulations issued by the BCRA.

First, in January 2012, the BCRA increased capital requirements for financial institutions operating in Argentina, related to operational risk and introduced an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence, BBVA Francés was not able to distribute dividends for the fiscal years 2011 and 2012. Based on the results of the 2013 fiscal year, the Bank was authorized to pay a cash dividend in the amount of Ps.28.8 million.

The BCRA determined in January 2015, that BBVA Francés is considered for all purposes a domestic systemically important bank (D-SIBs). In this regard, a new capital requirement of 1% of risk-weighted assets is required for such entities, to be implemented gradually from 2016 to 2019. However, it is immediately effective for purposes of income distribution.

In addition, it was also established, since January 2015, that financial entities must record allowances for 100% of any administrative, disciplinary and criminal penalties implemented or initiated against them. They must also disclose in a note in their financial statements any proceedings initiated by the BCRA from its inception, independent of the significance of the amounts involved or whether such amounts have been appropriately quantified.

The income distribution for fiscal year 2014 was affected by these regulations, resulting in a proposal of Ps.400 million cash payment, subject to applicable regulatory authorizations.

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. This requirement has been renewed every six months since then. In December 2014, the quota was extended to the first half of 2015 at a regulated rate of 19%, exclusively for micro and medium sized companies. As of the end of 2014, the Bank has placed approximately Ps.4.1 billion in credit lines for productive investment, complying with the required quota and accumulating a total amount of Ps.8.5 billion since the second half of 2012.

In line with the restrictions on the foreign exchange market imposed since 2011, BBVA Francés intermediation volume denominated in U.S. dollar terms significantly declined. For this reason, the Bank recorded a decrease of 34% in such deposits over the full year 2012. However, there was a slight recovery during 2013 and 2014. As of December 2014, the Bank’s US dollar denominated deposits totaled Ps.5,488 (equivalent to US$642) with an increase of 16% year over year. These deposits represented 11% of the Bank’s total deposits.

In addition, during 2014, the BCRA issued a set of rules regarding the reference interest rate for personal loans and car loans granted to retail customers, that are not considered as micro, small and medium size companies (MiPyMEs), and it also established a minimum reference interest rate for fix-term deposits held by individuals that not exceed Ps.350 thousand. It is important to mention that the Bank has 59% of total deposits in sight accounts, no cost, thus partially offsetting the rules impact on the net interest margin.

Furthermore, the monthly contribution that banks must side aside each month to fund the Deposits Guarantee Fund (Fondo de Garantía de los Depósitos) was increased, from 0.015% to 0.06% of the monthly average of the daily deposits balance. The Bank’s income statement registered a negative impact.

Regarding fees and charges, in 2013, the BCRA established new rules for basic financial products and services. Then, on December, 2014, the BCRA tightened the rule and determined that all increases or re-pricing of fees charged by financial entities must have prior authorization from the regulator. Previously, the regulation was applied only to those financial products or services considered as basic. Authorized fee increases that are lower than costs incurred by the Bank to support its business structure could adversely affect the financial results in future periods.

Subsequently, another regulation was passed, setting aside the rule on “Liquidity position” and replacing it with a new regulation on “Liquidity coverage ratio”, under which financial entities must have funds of high quality assets, free of restrictions in case of potential stress scenarios. BBVA Francés has internalized this metric and, given the quality of its assets and its liquidity management, it far exceeds the Basel requirements.

In January 2014, the peso underwent a sharp devaluation (23%), later stabilizing its fall at a monthly average of 0.85% for the rest of the year; as a result, the Bank’s net income included a higher income from foreign exchange difference and the forward position.

We do not rely only on official data regarding affected salary increases nor on the effect of the dollar peso exchange rate on our expenses. For business planning responses regarding salary increases, we rely on salary increases as agreed by the Argentine banking labor union, business chambers, and the Argentine government. With respect to the variations of costs and expenses of services affected by the dollar peso exchange rate, our estimates are the result of agreements with services providers, taking into consideration official data and salary increases.

Regarding the Bank’s business strategy, and following the guidelines of the BBVA Group, the Bank has created the new Digital and Transformation Banking Division, which will include the current functions of the Corporate Development and Transformation Division, with the goal of improving customers’ experience across all channels. Furthermore, BBVA Francés also implemented some organizational changes, redefining roles and simplifying the company chart, in order to adapt the Bank’s internal structure to its business needs.

The main pillars of this plan are:

▪	Transform the client experience

▪	Develop an offer based on information

▪	Evolve alternative channels

▪	Optimize and digitalize the process

The focus will be on launching new digital products with an innovative culture.

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

We are a defendant in several actions in which the petitioner claims the Government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch. As of December 31, 2014 and 2013, we estimated this contingency and it has raised allowances for the total amount.

At December 31, 2014, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank records as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly installments from April 2003. As of December 31, 2014 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2014 amounting to Ps.1,434,479. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 24.12 to Consolidated Financial Statements).

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

As already indicated herein below, in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 252,877 and 231,100 as of December 31, 2014 and 2013, respectively, should be reversed.

(2)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2014 and 2013, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 8,813 and decreased in 19,390, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2014, 2013 and 2012 would have been 26,366 (income), 25,996 (loss) and 17,899 (income), respectively.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

Differences Between Other Regulatory Bodies and Accepted Accounting Principles Effective in Argentina

Differences arising from the application of the accounting standards laid down by the BCRA and the professional accounting standards in force in Argentina:

(i)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 7,414 and 11,146 as of December 31, 2014 and 2013, respectively.

(ii)
The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings).

A.	Operating Results

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute- attains or exceeds 100%. Inflation accumulated in the period December 31, 2011 to December 31, 2014, measured by the above-mentioned index was approximately 67%, including a 28% for the last year. Therefore, at the end of this fiscal year, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 24 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

Results of Operations for the Fiscal Years Ended December 31, 2014, 2013 and 2012.

Overview

Our net income for the fiscal year ended December 31, 2014 was Ps.3,204.5 million (including a loss from discontinued operations of Ps.3.7 million). This income was mainly due to a 52.66% increase in Gross Intermediation Margin; a 35.46% increase in Service Charge Income and a 46.95% increase in Other Income, partially offset by a 43.75% increase in Operating Expenses; a 48.98% increase in Income Tax; a 39.12% increase in Service Charge Expenses; a 26.78% increase in Allowances for Loans losses; a 90.51% increase in Minority Interest in Subsidiaries (loss) and a 13.91% increase in Other Expenses.

Our net income for the fiscal year ended December 31, 2013 was Ps.2,024.2 million (including a loss from discontinued operations of Ps.0.7 million). This income was mainly due to a 36.44% increase in Gross Intermediation Margin; a 36.51% increase in Service Charge Income and a 31.05% decrease in Other Expenses, partially offset by a 27.40% increase in Operating Expenses; a 39.72% increase in Service Charge Expenses; a 29.70% increase in Income Tax; a 76.88% increase in Allowances for Loans losses; a 11.39% decrease in Other Income and a 50.34% increase in Minority Interest in Subsidiaries (loss).

Financial Income

Our Financial Income increased by 61.06% to Ps.13,277.0 million in the fiscal year ended December 31, 2014 from Ps.8,243.4 million in the fiscal year ended December 31, 2013 and increased by 44.24% in the fiscal year ended December 31, 2013 from Ps.5,714.9 million in the fiscal year ended December 31, 2012.

The Financial Income includes income from discontinued operations of Ps.5.7 million, Ps.8.1 million and Ps.9.7 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

The components of our Financial Income are reflected in the following table.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Interest on cash and due from banks	—	54	—
Interest on loans to the financial sector	350,991	282,006	256,597
Interest on overdraft	2,058,145	1,263,611	725,890
Interest on loans with privileged guarantees	1,041,982	765,576	524,182
Interest on credit card loans	1,971,800	995,086	625,692
Interest on other loans	4,008,317	2,998,569	2,187,274
Net income from government and private securities	1,689,065	352,223	640,547
Net income from options	—	—	255
Interest from other receivables from financial transactions	3,839	40,771	36,376
Indexation by benchmark stabilization coefficient (CER)	307,143	133,323	129,120
Other	1,845,717	1,412,190	588,988
Total	13,276,999	8,243,409	5,714,921

The increase in Financial Income during the fiscal year ended December 31, 2014 was mainly due to an increase in net income from government and private securities, interest on other loans, interest on credit card loans, interest on overdraft, other financial income, interest on loans with privileged guarantees, indexation by benchmark stabilization coefficient (CER) and interest on loans to the financial sector. These increases were partially offset by a decrease in interest from other receivables from financial transactions. This variation reflected an increase in average volume of assets and increase in nominal interest rate of interest earning assets.

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

The indexation to benchmark stabilization coefficient (Coeficiente de Estabilización de Referencia or “CER” per its acronym in Spanish) represents the recognition of the CER adjustment for loans indexed to such index. The CER is an index that reflects the change of the inflation in Argentina and is calculated based on the daily variations in the Consumer Prices Index (CPI) as determined by the National Institute of Statistics and Census (INDEC as per its acronym in Spanish). As of December 31, 2014, 2013 and 2012, the Bank holds Ps.1,199.73 million, Ps.910.58 million and Ps.954.9 million of CER-indexed assets, which represent 1.61%, 1.56% and 2.13% of our total assets, respectively. These assets are mainly Federal Government Secured Bonds due in 2020 and a smaller amount of Federal Government Secured Loans that we received as a consequence of several swaps made since 2001 in the context of Argentina's sovereign debt restructuring process.

The following table sets forth the changes in financial income due to increases or decreases in volume and increases or decreases in nominal rates of average interest-earning assets. Such financial income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31, 2014 vs. December 31, 2013 Increase (Decrease)	December 31, 2013 vs. December 31, 2012 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	2,935,606	1,405,617
average nominal rates of interest-earning assets	1,831,872	726,606
the volume and average nominal rates of interest-earning assets	(4,051)	945
Net Change	4,763,427	2,133,168

Financial Expenses

Financial Expenses increased by 73.95% to Ps.5,660.1 million in the fiscal year ended December 31, 2014 from Ps.3,253.8 million in the fiscal year ended December 31, 2013 and increased by 58.12% from Ps.2,057.9 million in the fiscal year ended December 31, 2012.

The Financial Expenses discussed above include income from discontinued operations of Ps.2.5 million, Ps.3.0 million and Ps.3.3 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

The components of our Financial Expenses are reflected in the following table.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Interest on savings deposits	18,695	14,772	11,148
Interest on time deposit (1)	4,165,969	2,373,222	1,526,967
Interest from other liabilities from financial transactions	443,200	171,607	123,289
Indexation by benchmark stabilization coefficient (CER)	155	104	157
Other	1,032,100	694,105	396,310
Total	5,660,119	3,253,810	2,057,871

(1)	Includes interest on “CEDROS”.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included in Financial Expense—Other, amounted to Ps.924.1 million, Ps.577.2 million and Ps.341.4 million as of December 31, 2014, 2013 and 2012, respectively.

Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2014, 2013 and 2012 due to increases in the volume of checking accounts, savings deposits and time deposit.

The following table sets forth the changes in Financial Expenses due to the increases in volume and increases in nominal rates of average interest-bearing liabilities. Such Financial Expense excludes exchange rate variations and premiums on forward purchases of foreign exchange, contributions to Bank Deposit Guarantee Insurance System, mandatory contributions and taxes on interest income.

	December 31, 2014 vs. December 31, 2013 Increase / (Decrease)	December 31, 2013 vs. December 31, 2012 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	1,178,638	465,873
average nominal rates of interest-bearing liabilities	876,863	500,923
the volume and average nominal rates of interest-bearing liabilities	(1,097)	(1,315)
Net Change	2,054,404	965,481

Our average interest-bearing liabilities increased by 28.93% from Ps.27,064 million in fiscal year 2013 to Ps.34,894 million in the fiscal year ended December 31, 2014. This increase was mainly attributable to increases in time deposits, corporate bonds, borrowings from other financial entities, savings accounts and borrowing from the Central Bank partially offset by a decrease in other liabilities. Average dollar-denominated time deposits increased by 35.24% from Ps.1,131.3 million in the fiscal year ended December 31, 2013 to Ps.1,529.9 million in the fiscal year ended December 31, 2014 and average peso-denominated time deposits increased by 24.82% from Ps.15,037.1 million in the fiscal year ended December 31, 2013 to Ps.18,770.0 million in the fiscal year ended December 31, 2014. Average pesos-denominated corporate bonds increased by 109.76% from Ps.798.7 million in the fiscal year ended December 31, 2013 to Ps.1,675.3 million in the fiscal year ended December 31, 2014 due to the issuance of new series of corporate bonds.

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

See “Item 4. Information on the Company—Selected Statistical Information—Changes in Interest Income and Interest Expense; Volume and Rate Analysis”.

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.7,616.9 million in the fiscal year ended December 31, 2014 represented a 52.66% increase over our Gross Intermediation Margin of Ps.4,989.6 million in the fiscal year ended December 31, 2013 which in turn represented a 36.44% increase over our Gross Intermediation Margin of Ps.3,657.1 million in the fiscal year ended December 31, 2012.

The Gross Intermediation Margin discussed above includes gains from discontinued operations of Ps.8.2 million, Ps.11.2 million and Ps.13.0 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

The following table sets forth the changes in our Gross Intermediation Margin:

	December 31, 2014 vs. December 31, 2013 Increase (Decrease)	December 31, 2013 vs. December 31, 2012 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	1,756,968	939,744
average nominal rates of interest-earning assets and interest-bearing liabilities	955,009	225,683
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(2,954)	2,260
Net Change	2,709,023	1,167,687

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2014 was principally due to an increase in the volume of interest-bearing liabilities and interest-earning assets and an increase of average nominal rates of interest-bearing liabilities and interest-earning assets.

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

Allowance for Loan Losses

Loan loss provisions totaled Ps.574.7 million in the fiscal year ended December 31, 2014, a 26.78% increase over Ps.453.3 million in the fiscal year ended December 31, 2013, which in turn represents a 76.88% increase over Ps.256.3 million in the fiscal year ended December 31, 2012. During 2014 and 2013, the system showed signs of deterioration as a result of inflation increase and the consequent loss of salaries purchasing power and the increase on investments being unable to mitigate the rise in the ratio of arrears or the increase in expected losses. The fiscal year ended on December 31, 2014 also showed a slow growth of the real economy.

Our non-performing loan portfolio amounted to Ps.418.3 million at December 31, 2014, representing a 47.15% increase over Ps.284.3 million at December 31, 2013 which in turn represented a 51.28% increase over Ps.187.9 million at December 31, 2012.

The non-performing loan portfolio ratio increased to 0.99% at December 31, 2014 from 0.76% at December 31, 2013, which had increased from 0.65% at December 31, 2012.

The chart below show how during 2014 the probability of default increased within the loan portfolio for the reason discussed above.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in its loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.4,678.5 million for the fiscal year ended December 31, 2014, Ps.3,453.8 million for the fiscal year ended December 31, 2013 and Ps.2,530.2 million for the fiscal year ended December 31, 2012. The fiscal year 2014 amount represented a 35.46% increase from the amount earned in fiscal year 2013. The fiscal year 2013 amount represented a 36.51% increase from the amount earned in fiscal year 2012.

The following table provides a breakdown of our Service Charge Income by category.

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Service charges on deposit accounts	1,091,760	818,194	680,052
Credit card operations	1,630,972	1,175,530	804,853
Other fees related to foreign trade	151,837	102,108	87,923
Credit-related fees	536,390	458,871	275,209
Fund management fees	140,381	57,617	38,181
Capital markets and securities activities	58,114	46,928	19,539
Rental of safety deposit boxes	148,482	110,934	95,101
Fees related to guarantees	862	1,475	1,181
Insurance agency	513,512	345,889	250,370
Other	406,223	336,304	277,788
Total	4,678,533	3,453,850	2,530,197

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 20.31% from Ps.680.1 million in the fiscal year ended December 31, 2012 to Ps.818.2 million in the fiscal year ended December 31, 2013 and further increased by 33.44% to Ps.1,091.8 million at December 31, 2014. The increases in the fiscal years 2014 and 2013 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2014 we had 2,900,506 deposit accounts compared to 2,658,673 of such accounts at December 31, 2013 and compared to 2,452,015 of such accounts at December 31, 2012.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 38.74% to Ps.1,631.0 million in the fiscal year ended December 31, 2014 from Ps.1,175.5 million in the fiscal year ended December 31, 2013 which in turn increased by 46.06% to Ps.804.9 million in fiscal year ended December 31, 2012. The increases in the fiscal years 2014 and 2013 were mainly due to increases in activity and in the use of credit cards. At December 31, 2014, the total number of credit cards we issued amounted to 2,523,540 compared to 2,648,187 at December 31, 2013 and 2,368,605 at December 31, 2012.

Other fees related to foreign trade increased by 16.13% from Ps.87.9 million in the year ended December 31, 2012 to Ps.102.1 million in the year ended December 31, 2013 and increased by 48.70% to Ps.151.8 million in the year ended December 31, 2014. The increase in the fiscal years 2014 and 2013 was mainly due to increase in fees charged for transfers abroad.

Credit related fees increased by 66.74% from Ps.275.2 million in the fiscal year ended December 31, 2012 to Ps.458.9 million in the year ended December 31, 2013 and further increased by 16.89% to Ps.536.4 million in the fiscal year ended December 31, 2014. These increases were mainly due to the increase of new loans granted by our subsidiary PSA Finance for the purchase of new and second-hand cars.

Fees related to fund management increased by 50.90% from Ps.38.2 million in the fiscal year ended December 31, 2012 to Ps.57.6 million in the fiscal year ended December 31, 2013 and increased by 143.65% to Ps.140.4 million in the fiscal year ended December 31, 2014, owed principally to the increase in volume of securities traded by the Bank and its subsidiary BBVA Francés Asset Management.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading Government Securities. Trading gains or loss are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from Government and Private Securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from Government and Private Securities”. Income from capital markets and securities activities increased by 140.18% from Ps.19.5 million in the fiscal year ended December 31, 2012 to Ps.46.9 million in the fiscal year December 31, 2013 and increased by 23.84% to Ps.58.1 million in the fiscal year ended December 31, 2014, mainly due to the increase in securities trading.

Rental of safety deposit boxes increased by 16.65% from Ps.95.1 million in the fiscal year December 31, 2012 to Ps.110.9 million in the fiscal year ended December 31, 2013 and increased by 33.85% to Ps.148.5 million in the fiscal year ended December 31, 2014. These increases were mainly due to the increase in prices of the service.

Fees related to guarantees increased by 24.89% from Ps.1.2 million in the fiscal year ended December 31, 2012 to Ps.1.5 million in the fiscal year ended December 31, 2013 and decreased by 41.56% to Ps.0.9 million in the fiscal year ended December 31, 2014. The variations of this item reflect the activity in this line of products.

Fees related to insurance agency increased by 38.15% from Ps.250.4 million in the fiscal year ended December 31, 2012 to Ps.345.9 million in the fiscal year ended December 31, 2013 and increased by 48.46% to Ps.513.5 million in the fiscal year ended December 31, 2014. The increases of this item reflect more commission generated by the sale of assurance products.

Other service charge income increased by 21.06% from Ps.277.8 million in the fiscal year ended December 31, 2012 to Ps.336.3 million in the fiscal year ended December 31, 2013 and increased by 20.79% to Ps.406.2 million in the fiscal year ended December 31, 2014, mainly due to an increase in fees for collecting accounts and for use and transactions in ATMs.

Service Charge Expenses

Service charge expenses, which consist of fees related to credit and debit cards and taxes on service charge income, increased by 39.12% to Ps.1,329.1 million at December 31, 2014 from Ps.955.3 million at December 31, 2013, which increased by 39.72% from Ps.683.7 million in the fiscal year ended December 31, 2012, mainly as result of the increase in commissions paid for promotion with credit cards.

Operating Expenses

Our operating expenses increased by 43.75% to Ps.5,607.1 million in the fiscal year ended December 31, 2014 from Ps.3,900.5 million in the fiscal year ended December 31, 2013, which increased by 27.40% from Ps.3,061.7 million in the fiscal year ended December 31, 2012.

The Operating Expenses discussed above include a loss from discontinued operations of Ps.12.9 million, Ps.18.5 million and Ps.22.0 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

Operating expenses increased in fiscal year 2014 mainly because of increases in: (i) personnel expenses, (ii) taxes, (iii) fees and external administrative service, (iv) other operating expenses, (v) credit card advertising and issuance expenses, (vi) maintenance and repairs, (vii) rentals, (viii) advertising and promotion, (ix) courier transportation, (x) depreciation of Bank premises and equipment, (xi) utilities, (xii) staff welfare expenses, (xiii) amortization of organization and development expenses and (xiv) business travel and development expenses.

The components of our Operating Expenses are reflected in the following table:

	December 31,
	2014	2013	2012
	(in thousands of pesos)
Personnel expenses	2,762,315	1,896,881	1,532,772
Fees and external administrative services	303,122	152,213	127,367
Taxes	493,738	332,441	229,227
Utilities	94,210	66,023	58,458
Depreciation of Bank property and equipment	139,236	100,766	86,813
Credit card advertising and issuance expense	373,072	268,221	175,959
Courier transportation	102,062	61,254	60,930
Advertising and promotion (excluding credit card advertising)	190,289	146,868	133,642
Maintenance and repairs	258,961	183,157	130,202
Business travel and development	34,365	26,359	22,098
Staff welfare	86,815	62,707	48,619
Amortization of organization and development expenses	58,355	48,997	40,744
Rentals	205,005	159,786	118,726
Other	505,552	394,796	296,151
Total	5,607,097	3,900,469	3,061,708

The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 45.62% to Ps.2,762.3 million in the fiscal year ended December 31, 2014 from Ps.1,896.9 million in the fiscal year ended December 31, 2013, which in turn increased by 23.75% from Ps.1,532.8 in the fiscal year ended December 31, 2012, principally as result of increases in salaries (which include payroll, termination payments and bonuses) which annually vary mainly as result of the negotiation between umbrella organizations representing financial institutions and trade unions.

The number of our full-time employees increased from 5,146 in the fiscal year ended December 31, 2012 to 5,222 in the fiscal year ended December 31, 2013 which in turn increased to 5,437 in the fiscal year ended December 31, 2014 (not including 11 employees, 11 employees and 12 employees from non-banking subsidiaries at December 31, 2014, 2013 and 2012, respectively).

Taxes, other than income tax, increased by 48.52% to Ps.493.7 million in the fiscal year ended December 31, 2014 from Ps.332.4 million in the fiscal year ended December 31, 2013 which in turn increased by 45.03% from Ps.229.2 million in the fiscal year ended December 31, 2012. The increase in fiscal year 2014 was mainly due to the increase in the activity and change in tax rates of certain services, also the increase in fiscal year 2013 was mainly due to tax liability associated with the down payment for the acquisition of the new headquarters.

Fees and external administrative services increased by 99.14% to Ps.303.1 million in the fiscal year ended December 31, 2014 from Ps.152.2 million at December 31, 2013 which in turn increased by 19.51% from Ps.127.4 million in the fiscal year ended December 31, 2012. The variations in this item during fiscal years 2014 and 2013 were related with the cost of services and fluctuations in the cost of hiring external resources.

Other operating expenses increased by 28.05% to Ps.505.6 million in the fiscal year ended December 31, 2014 from Ps.394.8 million at December 31, 2013 which in turn increased by 33.31% from Ps.296.2 million in the fiscal year ended December 31, 2012. The increase in fiscal years 2014 and 2013 was mainly due to the increases in costs related with value carriers.

Credit card advertising and issuance expenses increased by 39.09% to Ps.373.1 million in the fiscal year ended December 31, 2014 from Ps.268.2 million in the fiscal year ended December 31, 2013 which in turn increased by 52.43% from Ps.176.0 million in the fiscal year ended December 31, 2012. The increases in both fiscal years were mainly due to expenses related to debit and credit cards.

Maintenance and repairs expenses increased by 41.39% to Ps.259.0 million in the fiscal year ended December 31, 2014 from Ps.183.2 million in the fiscal year ended December 31, 2013 and increased by 40.67% from Ps.130.2 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were mainly due to the higher maintenance and repairs costs.

Rentals expenses increased by 28.30% to Ps.205.0 million in the fiscal year ended December 31, 2014 from Ps.159.8 million in the fiscal year ended December 31, 2013 which in turn increased by 34.58% from Ps.118.7 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were mainly due to the higher rental costs. As of December 31, 2014 our branch network consisted of 251 branches, of which 112 were located in properties we own and 139 were located in properties we lease.

Advertising and promotion fees increased by 29.56% to Ps.190.3 million in the fiscal year ended December 31, 2014 from Ps.146.9 million at December 31, 2013 and increased by 9.90% from Ps.133.6 million in the fiscal year ended December 31, 2012. The variations in this item were mainly due to an increase of advertising expenses of credit products together with the sponsoring expenses of football during the fiscal years ended December 31, 2014 and 2013.

Courier transportation increased by 66.62% to Ps.102.1 million at December 31, 2014 from Ps.61.2 million in the fiscal year ended December 31, 2013 which in turn increased by 0.53% from Ps.60.9 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were mainly due to increases in the cost of the service.

Depreciation of Bank property and equipment increased by 38.18% to Ps.139.2 million in the fiscal year ended December 31, 2014 from Ps.100.8 million in the fiscal year ended December 31, 2013 which in turn increased by 16.07% from Ps.86.8 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were the result of additions to the Bank’s properties and equipment.

Utilities costs increased by 42.69% to Ps.94.2 million in the fiscal year ended December 31, 2014 from Ps.66.0 million at December 31, 2013 which in turn increased by 12.94% from Ps.58.5 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were mainly due to an increase in the general level of activity of the Bank.

Staff welfare expenses increased by 38.45% to Ps.86.8 million in the fiscal year ended December 31, 2014 from Ps.62.7 million in the fiscal year ended December 31, 2013 which in turn increased by 28.98% from Ps.48.6 million in the fiscal year ended December 31, 2012. The variations in this item reflect the grant in other personnel benefits.

Amortization of organization and development expenses increased by 19.10% to Ps.58.4 million in the fiscal year ended December 31, 2014 from Ps.49.0 million in the fiscal year ended December 31, 2013 which in turn increased by 20.26% from Ps.40.7 million in the fiscal year ended December 31, 2012. The increases in fiscal years 2014 and 2013 were caused by additions of this type of assets in both fiscal years.

Business travel and development increased by 30.37% to Ps.34.4 million in the fiscal year ended December 31, 2014 from to Ps.26.3 million at December 31, 2013 which in turn increased by 19.28% from Ps.22.1 million in the fiscal year ended December 31, 2012. The increases in 2014 and 2013 were due to an increase in travel and numbers of delegations sent abroad.

Other Income

Other Income increased by 46.95% to Ps.531.3 million at December 31, 2014 from Ps.361.5 million at December 31, 2013 which in turn decreased by 11.39% from Ps.408.0 million at December 31, 2012.

The Other Income discussed above includes an income from discontinued operations of Ps.7.1 million and Ps.5.4 million for the fiscal years ended December 31, 2013 and 2012, respectively.

The increase in the fiscal year 2014 was mainly due to a 99.93% increase in long-term investments; a 61.87% increase in adjustment and interest for other receivables; a 22.45% increase in other income; a 81.55% increase in punitive interest; an increase in deferred income tax from Ps.25.8 million (loss) in fiscal year 2013 to Ps.8.4 million (gains) in fiscal year 2014; a 3.64% in loans recovered and reversals of allowances; a 65.44% in rentals and a 111.95% in gain from the sale of premises and equipment and other assets.

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

Other Expenses

Other Expenses increased by 13.91% to Ps.337.0 million at December 31, 2014 from Ps.295.8 million at December 31, 2013 and decreased by 31.05% from Ps.429.0 million in the fiscal year ended December 31, 2012.

The Other Expenses include a loss from discontinued operations of Ps.1.3 million and Ps.0.1 million for the fiscal years ended December 31, 2014 and 2013, respectively.

The increase in the fiscal year ended December 31, 2014 was mainly due to a 42.42% increase in charge for uncollectibility of other receivables and other allowances (from Ps.166.3 million in fiscal year ended December 31, 2013 to Ps.236.8 million in fiscal year ended December 31, 2014), mainly due by the increase in allowances for other contingencies; a 18.88% increase in donations (from Ps.13.6 million in the fiscal year ended December 31, 2013 to Ps.16.2 million in the fiscal year ended December 31, 2014); a 12.07% increase in incidences (from Ps.9.0 million in the fiscal year ended December 31, 2013 to Ps.10.1 million in the fiscal year ended December 31, 2014) and a 134.43% increase in depreciation on other assets (from Ps.0.4 million in the fiscal year ended December 31, 2013 to Ps.0.9 million in the fiscal year ended December 31, 2014). This was partially offset by a 61.71% decrease in depreciation on differences paid on constitutional protection action (from Ps.40.5 million in the fiscal year ended December 31, 2013 to Ps.15.5 million in the fiscal year ended December 31, 2013) and a 13.06% decrease in other expenses (from Ps.65.9 million in the fiscal year ended December 31, 2013 to Ps.57.3 million in the fiscal year ended December 31, 2014), mainly due to the accounting for a deferred tax loss offset by the same amount recorded in Loans recovered and reversals of allowances in Other Income.

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

Income Tax

Income Tax expenses were Ps.1,670.7 million in the fiscal year ended December 31, 2014, representing a 48.98% increase from Ps.1,121.5 million in the fiscal year ended December 31, 2013 which in turn represented a 29.70% increase from Ps.864.7 million in the fiscal year ended December 31, 2012. The increase in fiscal year 2014 was mainly due to higher profit before tax. The increase in fiscal year 2013 was mainly due to sales of the portfolio of BONAR XIV and a higher profit before tax.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	December 31,
	2014	2013	2012
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	4,978,883	3,200,118	2,164,550
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	1,742,609	1,120,041	757,593
Deferred tax	(1,415)	9,030	(51,555)
Tax-exempt income	(94,029)	(94,999)	(62,503)
Allowances on deferred tax assets	1,415	(9,030)	51,555
Other	22,144	96,418	169,586
Income tax loss	1,670,724	1,121,460	864,676
Income tax loss, net	1,670,724	1,121,460	864,676
Actual income tax	(1,670,724)	(1,121,460)	(864,676)
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rates differ from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, income from equity investments are not to be computed for tax calculation purposes. On the other hand, the results from branches located in Tierra del Fuego as well as the interest for guaranteed loans are exempted. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, Government Securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income, even if such securities are carried on a cost-plus-yield basis for financial reporting purposes. See Note 24.1 to the Consolidated Financial Statements.

Minority interest in subsidiaries

Results on minority interest were Ps.103.7 million, Ps.54.4 million and Ps.36.2 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. These variations were mainly due to the changes in net income of PSA Compañía Financiera (for which we held 50% interest) and Consolidar AFJP (undergoing liquidation proceedings) (for which we held 53.89% interest

Financial Condition

Total Assets

At December 31, 2014 we had total assets of Ps.74,288.9 million, which represented a 26.94% increase from Ps.58,523.6 million as of December 31, 2013.

The increase was mainly due to a 236.23% increase in government and private securities (from Ps.3,459.9 at December 31, 2013 to Ps.11,633.5 million at December 31, 2014); a 13.64% increase in loans net of allowances (from Ps.36,468.2 million at December 31, 2013 to Ps.41,442.8 million at December 31, 2014); a 123.57% increase in other receivables from financial transactions (from Ps.1,168.5 million at December 31, 2013 to Ps.2,612.4 million at December 31, 2013); a 79.99% increase in other assets (from Ps.660.0 million at December 31, 2013 to Ps.1,188.0 million at December 31, 2014); a 28.83% increase in other receivables (from Ps.1,065.3 million at December 31, 2013 to Ps.1,372.4 million at December 31, 2014); a 16.62% increase in receivables from financial leases (from Ps.1,777.8 at December 31, 2013 to Ps.2,073.2 million at December 31, 2014); a 31.88% increase in bank premises and equipment (from Ps.705.0 million at December 31, 2013 to Ps.929.8 million at December 31, 2014); a 53.33% increase in investments in other companies (from Ps.210.6 million at December 31, 2013 to Ps.323.0 million at December 31, 2014); a 19.81% increase in intangible assets (from Ps.120.7 million at December 31, 2013 to Ps.144.7 million at December 31, 2014) and a 61.75% increase in suspense items (from Ps.5.3 million at December 31, 2013 to Ps.8.6 million at December 31, 2014) partially offset by a 2.50% decrease in cash and due from banks (from Ps.12,881.8 million at December 31, 2013 to Ps.12,560.1 million at December 31, 2014).

Total Liabilities and Stockholders’ Equity

At December 31, 2014, we had total liabilities and minority interests in subsidiaries of Ps.63,957.0 million representing a 24.51% increase from the Ps.51,367.4 million at December 31, 2013.

The increase was mainly due to a 17.56% increase in deposits (from Ps.43,759.5 million at December 31, 2013 to Ps.51,442.9 million at December 31, 2014); a 74.33% increase in other liabilities from financial transactions (from Ps.4,943.3 million at December

31, 2013 to Ps.8,617.5 million at December 31, 2014); a 58.12% increase in other liabilities (from Ps.1,753.0 million at December 31, 2013 to Ps.2,771.8 million at December 31, 2014); a 15.33% increase in allowances (from Ps.709.3 million at December 31, 2013 to Ps.818.1 million at December 31, 2014); a 60.13% increase in minority interests in subsidiaries (from Ps.172.4 million at December 31, 2013 to Ps.276.1 million at December 31, 2014) and a 2.07% increase in suspense items (from Ps.29.7 million at December 31, 2013 to Ps.30.3 million at December 31, 2014).

Stockholders’ equity increased from Ps.7,156.2 million at December 31, 2013 to Ps.10,331.9 million at December 31, 2014. The 44.38% increase reflected net income for the year (Ps.3,204.5 million) as well the distribution of dividends in cash (Ps.28.8 million). In addition the Bank increased its legal and facultative reserves by Ps.404.8 million and Ps.1,590.6 million, respectively, both of them with counterpart in retained earnings.

Significant changes in financial condition

The item Government and Private Securities show a significant increase between the fiscal year ended December 31, 2014 and 2013, principally due to the increase in the instruments issued by the BCRA because of the liquidity policy implemented by the Bank.

The loans portfolio to the private sector totaled Ps.41,199.1 million at December 31, 2014, representing an increase of 16.78% compared to the previous twelve months. Both consumer loans and for small and medium businesses grew by 25.2% and by 15%, respectively. Consumer loans increased mainly due to the increase in credit cards portfolio and small and medium businesses portfolio increased as consequence of the increased in leasing and commercial financings. The “Line of credit for productive investment” of the Central Bank was a key factor in placing loans and leasing. This line of credit provides that certain financial institutions must allocate 5,50% of their deposits to fund certain investment projects to MiPyMEs at an annual rate of 17.50% for the first stretch of 2014 and 19.50% for the second stretch of 2014 for a minimum period of 36 months. By the side of corporate banking loans they maintained at similar level with the previous year.

Other assets also increased strongly as result of the agreement signed by the Bank in July 2013 for the purchase of a building to be built where the “ Torre BBVA” will operate with the aim of unifying the central areas of the Bank.

However, we observed a decrease in Cash and due from Banks due to the application of the new regulations issued by the BCRA, relating to minimum cash requirements, which permitted that requirement in pesos will be reduced according to financings granted to MiPyMEs, accreditations delivered by the ANSES for the payment of social security benefits and financings granted under the program AHORA 12 (program launched by the Argentine Government with the objective to promote the consumption and allows to buy in 12 instalments without interest in certain shops attached).

Our deposits increased during 2014 in line with the growth shown by the Argentine financial system. Both current and savings account as time deposits registered a significant growth during 2014, of 46.92%, 25.99% and 7.78%, respectively. Peso deposits increased by 17.72% in the last twelve months and those in foreign currency were up 16.25% over the same period.

Other liabilities from financial transaction recorded an increase in the last year mainly due to:

(i)
the evolution in instruments to be delivered for spot and forwards sales to be settled. These financial products are very volatile by nature because they include the balances from repurchase agreements of government securities, especially those negotiated with the BCRA. These types of transactions are conducted on daily basis and on a very short-terms basis (1 to 5 days), with a view of investing our excess liquidity;

(ii)	an increase in OOIF – Other due to balances to pay for consumption trades made by credit card users; and

(iii)
an increase in the issuance of new series of bonds, both by the Bank and its subsidiary PSA Finance. At December 31, 2014, the outstanding of principal and accrued interest amounts to Ps.1,941,148, while at December 31, 2013 was Ps.1,235,287.

Meanwhile the item Other receivables from financial transaction also recorded an increase between fiscal year 2014 and 2013 mainly due to the amounts receivable for spot and forward sales to be settled, which include repurchase agreements of government securities (for more explanation see item (i) in the previous paragraph).

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, we had a ratio of liquidity assets to total deposits of 47.03%, 37.34% and 30.82% at December 31, 2014, 2013 and 2012, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2014 totaled Ps.51,442.9 million.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

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

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On December 29, 2014, the Bank approved the issuance of Class 14 and 15 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On February 13, 2015, the Bank issued Class 14 and 15 of its Corporate Bonds, which were fully subscribed and paid in for 134,300 for a term of 9 months, to be fully amortized at maturity and subject to a fix interest rate of 25.75% per annum, with quarterly interest payments and for 144,875 for a term of 21 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4% per annum, with quarterly interest payments, respectively.

As of December 31, 2014 and 2013, the outstanding principal and accrued interest amounts to 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

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

In addition, our subsidiary PSA Finance, has a program to issue Corporate Bonds. At December 31, 2014 the outstanding principal and accrued interest amounted to Ps.215,504.

Capital Resources

The capital stock of the Bank as of December 31, 2010 consisted of 536,361,306 Ordinary Shares, par value Ps.1.00 each, all of which were issued and available to stockholders.

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

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved a preliminary merger agreement, the consolidated financial statements for purposes of the merger as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Inversora Otar.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction derived from the merger.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution Nr. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution Nr. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under Nr. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders.

As at December 31, 2014 the Bank’s stock capital consisted of 536,877,850 ordinary shares.

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

During 2014, the gap generated by the mismatch form assets accrued by CER and Liabilities accrued at a fixed rate in pesos declined considerable. Bank’s risk assets, mainly Public sector loans and bonds, accrue CER adjustment plus an annual interest rate, while most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities, are included in the following chart, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The chart shows our exposure to a positive interest rate gap, but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2014
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	9,704,587	—	—	—	—	9,704,587
Government securities	4,860,578	4,976,686	1,235,179	381,514	133,610	11,587,567
Corporate bonds	48,653	—	—	—	—	48,653
Loans (1)	24,924,228	8,017,277	9,285,673	110,021	43,436	42,380,635
Total	39,538,046	12,993,963	10,520,852	491,535	177,046	63,721,442
Interest-bearing liabilities
Deposits	32,418,228	599,733	20,115	—	—	33,038,076
Corporate bonds	1,868,434	—	—	—	—	1,868,434
Due to other banks	3,866,894	760,225	247,444	—	—	4,874,563
Total	38,153,556	1,359,958	267,559	—	—	39,781,073
Asset/liability gap	1,384,490	11,634,005	10,253,293	491,535	177,046	23,940,369
Cumulative sensitivity gap	1,384,490	13,018,495	23,271,788	23,763,323	23,940,369
Cumulative sensitivity gap as a percentage of total interest-earning assets	2.17%	20.43%	36.52%	37.29%	37.57%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.
The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2014
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	4,674,915	—	—	—	—	4,674,915
Government securities	4,823,089	4,871,714	982,926	359,859	133,610	11,171,198
Corporate bonds	48,653	—	—	—	—	48,653
Loans (1)	23,301,729	7,577,025	9,277,898	110,021	43,436	40,310,109
Total	32,848,386	12,448,739	10,260,824	469,880	177,046	56,204,875
Interest-bearing liabilities:
Deposits	28,581,293	448,582	445	—	—	29,030,320
Corporate bonds	1,868,434	—	—	—	—	1,868,434
Due to other banks	2,717,415	760,225	247,444	—	—	3,725,084
Total	33,167,142	1,208,807	247,889	—	—	34,623,838
Asset/liability gap	(318,756)	11,239,932	10,012,935	469,880	177,046	21,581,037
Cumulative sensitivity gap	(318,756)	10,921,176	20,934,111	21,403,991	21,581,037
Cumulative sensitivity gap as a percentage of total interest-earning assets	(0.57)%	19.43%	37.25%	38.08%	38.40%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2014
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	5,029,672	—	—	—	—	5,029,672
Government securities	37,489	104,972	252,253	21,655	—	416,369
Loans (1)	1,622,499	440,252	7,775	—	—	2,070,526
Total	6,689,660	545,224	260,028	21,655	—	7,516,567
Interest-bearing liabilities:
Deposits	3,836,935	151,151	19,670	—	—	4,007,756
Due to other banks	1,149,479	—	—	—	—	1,149,479
Total	4,986,414	151,151	19,670	—	—	5,157,235
Asset/liability gap	1,703,246	394,073	240,358	21,655	—	2,359,332
Cumulative sensitivity gap	1,703,246	2,097,319	2,337,677	2,359,332	2,359,332
Cumulative sensitivity gap as a percentage of total interest-earning assets	22.66%	27.90%	31.10%	31.39%	31.39%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2014, our total foreign exchange-denominated asset position was Ps.9,030.8 million and our total foreign exchange-denominated liability position was Ps.7,278.9 million, resulting in a net asset currency position of Ps.1,751.9 million.

For a description of the changes in the exchange rates since December 2010, see “Item 3.Key Information—Exchange Rates” and Note 23.11 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2014, we had consolidated excess capital of Ps.5,307.2 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.10,406.6 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

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

As of December 31, 2014, 2013 and 2012, our stockholders’ equity was Ps.10,331.9 million, Ps.7,156.2 million and Ps.5,131.9 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 13.17%, 11.89% and 10.74%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2014, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	December 31,
	2014 (4)		2013 (4)		2012 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	3,721,117		3,021,381		2,197,281
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—		—		187,326
Interest rate risk	—		—		430,744
Public sector and securities in investment account	—		—		73,005
A- Minimal exigency by adds up risks	3,721,117		3,021,381		2,888,356

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	614,141		1,220,271		423,923

Maximum between A and B	3,721,117		3,021,381		2,888,356
Market risk	144,086		84,243		37,238
Operational risk	1,234,210		859,279		665,751
Required minimum capital under Central Bank rules	5,099,413		3,964,903		3,591,345

Basic net worth	9,768,623		6,595,750		3,868,256
Complementary net worth	561,096		421,825		1,288,507
Deductions	—		—		(130,741)
Minority interest	76,888		62,578		263,884
Total capital under Central Bank rules	10,406,607		7,080,153		5,289,906

Excess capital	5,307,194		3,115,250		1,698,561

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	13.17%		11.89%		10.74%
Total liabilities as a multiple of total stockholders’ equity	6.19	x	7.18	x	7.70	x
Cash and due from banks as a percentage of total deposits	24.42%		29.44%		25.22%
Liquid assets as a percentage of total deposits (1)(3)	47.03%		37.34%		37.22%
Loans as a percentage of total assets	55.79%		62.31%		63.62%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2014, 2013 and 2012, “Liquid Assets” includes cash and due from banks and government and private securities.
(4)
The Bank had to maintain a surplus of minimum paid-in capital amounting to at least 153,535, 305,068 and 105,981 as at December 31, 2014, 2013 and 2012, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said entity.

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

U.S. and Argentine Banking GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in certain respects, as discussed in Note 24 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and Stockholders’ Equity over the fiscal years ended December 31, 2014, 2013 and 2012 are described below.

Under accounting rule ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method during 2014 to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets is increase by Ps.243.6 million, Ps.265.7 million and Ps.271.4 million as of December 31, 2014, 2013 and 2012, respectively. In addition, income over continued operations would have increased by Ps.26.4 million and Ps.137.7 million as of December 31, 2012, respectively and would have decreased by Ps.59.0 million at December 31, 2013. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.17.1 million and Ps.17.4 million as of December 31, 2013 and 2012, respectively. On the other hand, income over discontinued operations would have decreased by Ps.17.1 million, Ps.0.3 million and Ps.2.3 million as of December 31, 2014, 2013 and 2012, respectively.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under accounting rule ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to decrease our net income by Ps.101.3 million, Ps.90.7 million and Ps.36.1 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our Consolidated Financial Statements over continued operations by Ps.336.7 million, Ps.235.4 million and Ps.144.6 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. These adjustments do not have effects over discontinued operations.

According to U.S. GAAP, the Bank decided to classify Government Securities as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings / (losses). Under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income. The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year). Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income (OCI) until the securities are realized. Therefore the results of continued operations under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities. In addition, under BCRA regulations the bank holds instruments issued by such BCRA at amortized cost. According to U.S. GAAP, the Bank decided to classify these securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.28.1 million, Ps.7.5 million and Ps.3.4 million as of December 31, 2014, 2013 and 2012, respectively. Our net income over continued operations would had decreased by Ps.159 million for the fiscal year ended December 31, 2014 and would have increased by Ps.147.9 million and Ps.16.1 million for the fiscal years ended December 31, 2013 and 2012, respectively. These adjustments do not have effects over discontinued operations.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.418.6 million, Ps.307.4 million and Ps.198.0 million at December 31, 2014, 2013 and 2012, respectively. On the other hand, our income would have increased by Ps.111.2 million, Ps.109.4 million and Ps.17.0 million at December 31, 2014, 2013 and 2012, respectively. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The Government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.37.0 million, Ps.31.0 million and Ps.29.8 million at December 31, 2014, 2013 and 2012, respectively. On the other hand net income over continued operations would have decreased by Ps.6.0 million, Ps.1.3 million and Ps.6.1 million at December 31, 2014, 2013 and 2012, respectively. These adjustments do not have effects over discontinued operations.

Under Argentine Banking GAAP the Bank accounted for its investment in the Buenos Aires Stock Exchange at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.61.7 million, Ps.49.7 million and Ps.38.2 million at December 31, 2014, 2013 and 2012, respectively. On the other hand, the income over continued operations would have decreased by Ps.12.1 million and Ps.11.5 million at December 31, 2014 and 2013, respectively and would had increased by Ps.13.7 million at December 31, 2012. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.0.5 million, Ps.0.4 million and Ps.0.4 million for the fiscal years ended December 31, 2014, 2013 and 2012, respectively. Net income over continued operations would have decreased by Ps.0.1 million and Ps.0.04 million at December 31, 2014 and 2013, respectively and would had increased by Ps.36.3 million at December 31, 2012. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.2,103.5 million and Ps.2,475.5 million at December 31, 2014 and 2013, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.852.2 million and Ps.156.4 million at December 31, 2014 and 2013, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.290.7 million and Ps.199.2 million at December 31, 2014 and 2013, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2014, 2013 and 2012. On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7 at December 31, 2014, 2013 and 2012. ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million as of December 31, 2014, 2013 and 2012. These adjustments do not have effects over discontinued operations.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, the assets and liabilities over continued operations would have increased by Ps.9.7 million and Ps.0.9 million at December 31, 2014, respectively. At December 31, 2013 the assets and liabilities over continued operations would have increased by Ps.8.2 million and Ps.25.8 million, respectively,. And at December 31, 2012 the assets and liabilities over continued operations would have increased by Ps.7.8 million and Ps.1.8 million, respectively. On the other hand, income would have increased by Ps.26.4 million and Ps.17.3 million for the fiscal years ended December 31, 2014 and 2012, respectively and would had decreased by Ps.23.6 million for the fiscal year December 31, 2013. These adjustments do not have effects over discontinued operations.

The Bank acquired Consolidar AFJP S.A. and Consolidar Cía. de Seguros de Retiro S.A.’s undivided interest in a piece of real estate. Accounting rule ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated. Had U.S. GAAP been applied income over continued operations would have increased by Ps.48.6 million at December 31, 2012. These adjustments do not have effects over discontinued operations.

The Bank discloses its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with accounting rule ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the consolidated balance sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s stockholders’ equity would have increased by Ps.291.5 million, Ps.203.4 million and Ps.119.5 million at December 31, 2014, 2013 and 2012, respectively. In addition, income over continued operations for the fiscal years ended at December 31, 2014, 2013 and 2012 would have increased by Ps.88.0 million, Ps.83.9 million and Ps.36.8 million, respectively. Had U.S. GAAP been applied over discontinued operations, the Bank’s stockholders’ equity would have increased by Ps.3.9 million, Ps.7.1 million and Ps.7.7 million at December 31, 2014, 2013 and 2012, respectively. In addition, income over discontinued operations for the fiscal years ended at December 31, 2014, 2013 and 2012 would have decreased by Ps.3.1 million, Ps.0.6 million and Ps.1.7 million, respectively.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2014, 2013 and 2012 would have been Ps.3,181.7 million, Ps.2,180.2 million and Ps.1,547.1 million, respectively. Under Argentine Banking GAAP, our net income over continued operations was Ps.3,208.2 million, Ps.2,024.9 million and Ps.1,265.6 million for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2014, 2013 and 2012 would have been Ps.(23.9) million, Ps.(1.6) million and Ps.(6.0) million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations was Ps.(3.7) million, Ps.(0.7) million and Ps.(2.0) million for the same respective periods.

Credit Ratings

As a consequence of the Argentine Crisis and the downgrade of the sovereign ceiling, the international rating agencies downgraded our ratings in 2001 and 2002. Standard & Poor’s downgraded our counterparty credit risk rating to “SD” (selective default) and our senior debt rating to “CC”, while Moody’s Investors Service downgraded our financial strength credit rating to “E” and our senior debt rating to “Ca”.

In light of the deep crisis in Argentina and the financial system, in 2002, we asked the international rating agencies to temporarily suspend the ratings of BBVA Francés. The decision was made as a measure to reduce costs and because we believed that our ratings would not improve in the medium term.

In 2005, with the completion of the sovereign debt restructuring, Standard & Poor’s upgraded the new sovereign debt to “B-”from “SD”. As a result, it rated BBVA Banco Francés’ local counterparty credit risk and its senior debt as “AA”.

In November 2012, Standard & Poor’s downgraded the ratings of 15 financial institutions that operated in Argentina after downgrading the sovereign rating. As a consequence, the Bank´s rating was changed to “raA” with negative outlook and Fitch Ratings downgraded the rating of the Bank´s shares from “1” with stable outlook to “1” with negative outlook and its senior long term debt from “AA+(arg)” to “AA(arg)” with negative outlook.

On September 19, 2013, following the sovereign debt downgrade, Standard & Poor’s downgraded the Bank ratings. The negotiable obligations global Program (US$750,000,000) as well as the negotiable obligations issued within the framework of this program and the long term institutional rating were downgraded to “raBB+” with negative outlook from “raA” with negative outlook.

It is important to highlight that in November 2013, Fitch Ratings sold 70% of its capital stock to a local investor group and changed its name to “Fix SCR”. This new group has been responsible for the Bank´s local rating since. As of December 31, 2013, Fix SCR made no changes to the Bank´s local ratings and maintained the Bank’s share rating at “1” with negative outlook, its senior long term debt at “AA(arg)” with negative outlook and its short term debt at “A1+(arg)”.

On August 20, 2014, Standard & Poor’s downgraded the Bank’s rating following the downgrade of the sovereign risk. As a result, BBVA Francés long term institutional rating as well as the negotiable obligations Program (US$750,000,000) and Class IV notes were downgraded to “raB+” with negative outlook from “raBB+” with negative outlook while its short term institutional rating was maintained at “raB”.

As of March 2015, FIX SCR and S&P made no changes to the Bank’s existing rating.

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

We enter into various transactions involving off-balance sheet financial instruments (see Note 23.17 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2014 are explained in Notes 12 and 23.17 to the Consolidated Financial Statements.

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

Non-Financial Trusts

In addition, we act as trustee in 13 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represent about Ps.155.3 million and consist mainly of cash, creditors’ rights, real estate and shares. See Note 10.2. to the Consolidated Financial Statements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by Period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	7,705,552	6,468,006	1,227,598	9,948	—
Operating leases	158,915	73,899	68,338	10,868	5,810
Total	7,864,467	6,541,905	1,295,936	20,816	5,810

Commercial commitments
Lines of credit	640,198	640,198	—	—	—
Foreign trade acceptances	290,735	290,735	—	—	—
Guarantees	595,435	408,805	84,299	72,143	30,188
Standby repurchase obligations	911,981	911,981	—	—	—
Total	2,438,349	2,251,719	84,299	72,143	30,188

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Current Term Ends	Position as of December 31, 2014	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Jorge Carlos Bledel	December 2014	Chairman	04/19/1954
Present principal occupations: Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”);

Business experience: Vice Chairman, BBVA Francés Valores S.A.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés; Retail Banking Director, BBVA Francés; Alternate Director Central Puerto S.A.; Regular Director,  Sociedad Argentina de Energía S.A.; Alternate Director, Hidroneuquén S.A.; Regular Director, RPM Gas S.A.; Alternate Director, RPU Agropecuaria S.A.; Alternate Director, Gasinvest S.A.; Regular Director, RPE Distribucion S.A.; Vice Chairman, PB Distribucion S.A.

Mr. Bledel joined the staff of BBVA Francés in 1986 and was first elected to the Board in March 2003.

José Manuel Tamayo Pérez	December 2016	Vice Chairman 1º	05/22/1950
Present principal occupation: Director, BBVA Francés.

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

Mr. Tamayo Pérez was elected Director in April 2007.

Marcelo Gustavo Canestri	December 2016	Vice Chairman 2º	04/23/1953
Present principal occupations: Director, Francés Valores; Director, PSA Finance; Alternate Director, Rombo Compañía Financiera.

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés; Financial Director, BBVA Francés.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Name	Current Term Ends	Position as of December 31, 2014	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Mario Luis Vicens	December 2014	Director	07/14/1951
Present principal occupation: Director, BBVA  Francés.

Business experience: Executive Chairman, Asociación de Bancos de la Argentina (ABA); Regular Director, Seguros de Depósitos S.A. (SEDESA); Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris; Regular Director, BCRA; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department; BCRA.

Mr. Vicens was elected Director in 2012.

Oscar Miguel Castro	December 2014	Director	12/04/1945
Present principal occupations: Independent Director, BBVA  Francés., Zurich Argentina Cia. de Seguros S.A., Zurich Argentina Cia. de Seguros  de Retiro S.A. and Zurich Argentina Cia. de Reaseguros S.A.

Independent Consultant.

Business experience: Executive member of the Committee of Financial Services, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Mr. Castro was elected Director in 2003.

Luis Bernardo Daniel Juango Fitero	December 2016	Director	08/24/1949	Present principal occupation: Director, BBVA Francés. Business experience: President, BBVA Colombia S.A.; Regional Director, BBVA. Mr. Juango Fitero was elected in 2008.

At the present date, all the members of the Board qualify as independent directors according to the independence criteria set forth by General Resolution Nr. 622 of the CNV.

The Ordinary and Extraordinary Shareholders Meeting dated April 7, 2015 re-elected Jorge Carlos Bledel, Mario Luis Vicens and Oscar Miguel Castro.

Executive Officers

The table below shows the names of the members of the management committee who have been our executive officers during 2014, and the year of their appointment to such position, as well as their business background. The chief executives are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Ricardo Enrique Moreno	2009	Executive Director	07/15/1963
Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation an Productivity BBVA.

Mr. Moreno joined the Bank in 1994.

Ignacio Sanz y Arcelus	2012	Director, Finance and Planning	01/13/1966
Financial Area – Technology and Operations Director, BBVA; Asset and Liability for Latin America Director, BBVA; Management Control and Investment Banking (Treasury, Capital Markets, Brokerage, Corporate, Structured Finance) Director, BBVA; Corporate Director, BBVA; Treasury, Capital Markets and International Network, Director, BEX Argentaria BBVA; Market Risk Audit, Director, BEX Argentaria BBVA; Audit Director Central Services, BEX; Planning, Intervention and Control Director SERFINBEX; Director, BEX Argentaria BBVA; Team Leader, Arthur Andersen Auditors S.A.

Mr. Sanz y Arcelus joined the Bank in 2012.

Jorge Alberto Bledel	2014	Director, Digital Banking & Transformation	01/04/1980	Innovation and Business Model Manager Mr. Bledel Joined the bank in May 1, 2010.
Martín Ezequiel Zarich	2010	Director, Innovation and Development	04/09/1964
Other positions currently held: Director, Francés Valores, Alternate Director BBVA Francés

Work Experience: Regular Director BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Mr. Zarich joined the Bank in 1987.

Gustavo Siciliano	2014	Director, Media	02/25/1961
Design and Development Manager IT, BBVA; Information Technology Manager – Media, BBVA; Media Director, BBVA Uruguay; Planning and IT Manager, BBVA Francés; Information Security Manager, Banco de. Crédito Argentino.

Mr. Siciliano joined the bank in November 25, 1996.

Jorge Delfín Luna	2010	Director, Commercial Banking	11/17/1958
Regional Manager, Sucursal Citibank, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Mr. Luna joined the Bank in 1996.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Gustavo Osvaldo Fernández	2010	Director, Human Resources and Services	01/22/1964
Director of Technology and Operations, BBVA; Coordinator, Systems and Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; Manager of Organization and Systems Development, Banco de Crédito Argentino; Design and Development Manager, Banco Francés; Media Director, Banco Francés; Director of Design and Development América, BBVA; Business Partner America, BBVA.

Mr. Fernandez joined the Bank in 1995.

Carlos Elizalde	2014	Director, Corporate & Investment Banking	06/12/1961
Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance consultant at Riyadh KSA Buenos Aires; General Director, Citigroup Miami; Regional  Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Mr. Elizalde joined the bank in March 21, 2011.

Juan Eugenio Rogero González	2010	Director, Risks	06/20/1956
Branch Director Corporate Banking, BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

Mr. Rogero González first joined the Bank in 2005.

The service contracts of the directors and the executive officers do not provide for benefits upon termination of employment, except as described in “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Supervisory Committee

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 10, 2014, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2014
	Marcelino Agustín Cornejo	December 31, 2014
	Alejandro Mosquera	December 31, 2014

Alternate	Julieta Paula Pariso	December 31, 2014
	Agustín Isola	December 31, 2014
	Daniel Oscar Celentano	December 31, 2014

As of December 31, 2014, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, have represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution Nr. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution Nr. 622 (New Text 2013), and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 7, 2015 the above mentioned members of the Supervisory Committee were appointed for a new period, which expires on December 31, 2015.

Background information

-
Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; Sociedad Comercial Del Plata S.A.; BBVA Consolidar Seguros S.A.; Bridgestone Argentina S.A.I.C.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Laboratorios Essex S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; MSD Argentina SRL (formerly known as Schering Plough S.A.); Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Contigo Microfinanzas S.A.; Valentín Bianchi S.A.C.I.F.; Banco Finansur S.A.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A; Consultatio Investments S.A. He serves as an alternate member of the supervisory committee in: Compañía de Alimentos Fargo S.A.; Procter & Gamble Argentina S.R.L.; Fresh Food S.A.; Panificación Argentina S.A.I. y C.; Petrouruguay S.A.; Capital Foods S.A. and Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. He serves as regular manager in: Roha Argentina S.R.L. and Praj Sur América S.R.L. He serves as regular Director in: GMS Management Solutions S.A.; SDMO Argentina S.A.; Tubos Argentinos S.A. and Waterous International (Latin America) S.A. He serves as alternate Director in: Carl Zeiss Argentina S.A. and Bimar de Argentina S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-
Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Argentina Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. He serves as an alternate member of the supervisory committee in: Sociedad Comercial del Plata S.A.; Laboratorios Essex S.A.; MSD Argentina S.A. (formerly known as Schering Plough S.A.); Petrouruguay S.A.; Contigo Microfinanzas S.A. and Consultatio Investments S.A. He serves as alternate manager in: Roha Argentina S.R.L. and Praj Sur América S.R.L. He serves as regular Director in: Eagle Otawa Fonseca S.A.; VTV Norte S.A. and Bimar de Argentina S.A. He serves as alternate Director in: GDC Argentina S.A.; GMS Management Solutions S.A.; Waterous International (Latin America) S.A.; Tramp Oil & Marine Argentina S.A. and World Fuel Services Argentina S.A. He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-
Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; Tubos Argentinos S.A.; V.T.V. Norte S.A.; Banco Finansur S.A. and Alimentos Valente Argentina AVA – S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Compañía General de Combustibles S.A.; Duke Energy Cerros Colorados S.A.; Petrouruguay S.A.; Banco de Servicios Financieros S.A.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and PSA Finance Argentina Compañía Financiera S.A.

-
Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; PSA Finance Argentina Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Compañía General De Combustibles S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.

-
Agustín Isola: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Courtage S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Tavex Argentina S.A.; Tubos Argentinos S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina S.R.L. and Banco Finansur S.A.

-
Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Industrial Valores S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Tavex Argentina S.A. and Banco Finansur S.A.

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

The Bank has no financial advisors.

External Auditors

Since October 1, 2002, Deloitte & Co. S.R.L. (currently, Deloitte & Co. S.A.) acts as the Bank’s external auditor. The last appointment was approved by the Ordinary and Extraordinary Shareholders Meetings held on April 7, 2015.

According to the provisions of General Resolution Nr. 622 of the CNV (New Text 2013): the auditor of the financial statements for the fiscal year closing on December 31, 2014 was Marcelo Alberto Bastante, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46, and the appointed Alternate Auditor was Alberto Adolfo Allemand, who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 103, Page 223. The Shareholders Meeting held on April 7, 2015 reelected Marcelo Alberto Bastante who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46 for the fiscal year closing on December 31, 2014, and Mr. Allemand as alternate auditor for the same period.

The firm Deloitte & Co. S.A. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

Audit Committee (I)

As from the date of this report, BBVA Francés established the Audit Committee (I) as described in the minutes of the Board of Directors Nr. 5152 to comply with the provisions set out by the Central Bank in its Communication “A” 5042, as supplemented, dated February 2010.

As of this date, the Audit Committee (I) is comprised of:

a)	Marcelo Canestri

b)	Mario Luis Vicens

c)	Alberto Muñiz

Permanent Assistants to the Committee: Jorge Luna; Ignacio Sanz y Arcelus; Adrián Bressani .

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

Nomination and Remunerations Committee

Members:	José Manuel Tamayo Pérez
Oscar Miguel Castro
Marcelo Gustavo Canestri
Gustavo Fernandez
Adrián Bressani

The Nomination and Remunerations Committee was created on March 30, 2009. Its main purpose is to provide information and advice regarding the nomination and compensations of Directors and Executive Officers. Its main functions are to:

▪	establish the requirements for their appointments;

▪	approve their training programs;

▪	approve policies and criteria for the evaluation of their performances;

▪	annually inform the Board of Directors of the criteria enforced to determine their compensation; and

▪	state the policies for their promotion, layoff, suspension and retirement.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board of directors in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of December 31, 2014 it consisted of: (i) Oscar Miguel Castro; (ii) Marcelo Gustavo Canestri; (iii) José Manuel Tamayo Pérez; (iv) ) Gustavo Fernández and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2014, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.75.0 million. This amount also includes compensation accrued during 2013 and paid in 2014. Compensation in the amount of Ps.18.2 million accrued during 2014 and was fully paid in 2015. We hereby confirm that disclosure of the Directors individual compensations is not required under the Argentine law. Moreover, Argentine legislation requires approval of a total amount of Director’s compensation in the Annual Ordinary Shareholders’ Meeting.

During the fiscal year ended December 31, 2014, the Bank was required to set aside Ps.1.5 million to provide defined contribution pension plans (see Note 23.14 to our Consolidated Financial Statements).

Special Committees

The Bank has the following special committees (i) Management, (ii) Computer Technology (iii) Disclosure; (iv) Asset Laundering and Terrorism Financing Prevention Committee; (iv) Internal Control Evaluation Committee, among others.

▪	Management Committee

As of December 31, 2014 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Jorge Alberto Bledel, (v) Gustavo Fernández, (vi) Ignacio Sanz y Arcelus (vii) Juan Eugenio Rogero González, (viii) Gustavo Siciliano, (ix) Carlos Elizalde.

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

The Management Committee meets monthly.

▪	Informatic Technology Committee

The Informatic Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently and as of December 31, 2014, consists of: (i) Gustavo Siciliano, (ii) Rubén Stempellato, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme, (v) María Susana Dopazo Tomey.

The Computer Technology Committee meets quarterly.

▪	Disclosure Committee

As of December 31, 2014, the Disclosure Committee consists of: (i) the Financial Planning Director Ignacio Sanz y Arcelus; (ii) Independent Director, Oscar Miguel Castro; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Esther Dafauce; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Planning and Efficiency Manager, Jaquelina Kuscich; and (vii) the Secretary for Investors Relations, Vanesa Bories; (viii) Investor Relations Analyst Cecilia Acuña.

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

As of December 31, 2014, the Asset Laundering and Terrorism Financing Prevention Committee consisted of: Two Directors, Mario Luis Vicens, who is Compliance Officer on Money Laundering Prevention before the Anti-Money Laundering Organism (“Unidad de Información Financiera”), and Marcelo Gustavo Canestri, the Director in charge of the Regulatory Compliance Area, Walter Vallini; Manager in Regulatory Compliance; and the Official in charge of Money Laundering Prevention Area, Adriana Scorza.

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

▪	Regulatory Compliance Committee

This Committee consists of three regular Directors, the Executive Director, Compliance Director, Retail Banking Director, Planning and Financial Area Director, Legal Services Director. The Records Office shall be under the supervision of the Institutional Area of the Legal Services Department.

Their main functions are to:

-	Monitor the compliance of the applicable law as regards to any matter concerning the Conducts in the Security Markets and the protection of personal data.

-	Monitor the scope of the actions taken by the Bank within its jurisdiction, as well as information requirements made by the competent official bodies.

-
Ensure that the Internal Code of Conduct and the Code of Conduct within the securities market, is applicable to the staff of the Bank, which must comply with the regulatory requirements and be suitable for the entity.

-
Authorize exemptions regarding the compliance of the rules set forth in the Code of Conduct. Such exemptions shall be regarded as exceptional and must have a justified not causing any risks regarding the Corporate Integrity of BBVA Banco Francés and its group of companies in Argentina.

-
Implement the necessary measures to deal with any ethically questionable matter known by any of its members as a result of their activity or as a consequence of the reception of communications referred to in Section 6.28 of the Code of Conduct.

-
Regarding those circumstances which may give rise to significant risks for the BBVA Group in Argentina, this Committee shall promptly inform the Board of Directors in order to ensure that the financial statements accurately reflect appropriate results.

-	Settle those situations in which the interests of BBVA Francés conflict with those of their clients.

▪	Risks Management Committee

1)	Risk Management Committee

This Committee consists of the Executive President, Risks Director, Validation and Internal Control Manager, Retail Risk Manager, Risks Company and Wholesale Manager (permanent participants), Risk Financial and Reporting Manager, Collections Manager; Responsible for Global Management and Technical Secretariat.

The main purpose of this Committee is to:

-
Approve any operations and financial programs of clients or Corporate and Investment Management group which exceed the powers granted to the Credit Risk, Financial Entities and Issuer Risk Committee, and any other matter solved outside the regional scope; any and all operations which may result special or exceptional and may be dealt with by such committee.

-	Approve refinancing, cancellations and penalties for individual or corporate clients, according to the Delegation rule in force.

-	Approve the operations of Non Delegated Risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members.

-
Define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others).

-	Approve credit policies, rating tools and new campaigns of pre approved items or massive campaigns).

-	Approve the limits of Asset Allocation, PLP´s and stress tests.

-
Approve the delegation of powers (the amounts of delegations shall be determined and updated by the Committee, as well as the publication in the rule governing them for further ratification by the members of the Board of Directors).

-	Approve the proceedings for the sale of portfolios and the results arising thereof, and the realization of assets seeking to protect the credit.

2)	Local Operations Technical Committee

This Committee consists of the Risks Director, Validations and Internal Audit Manager, Retail Risk Manager, Corporate and Wholesale Risks Manager (permanent participants); Financial and Reporting Risks Manager, Recoveries Manager , (optional participants or for specific matters); Responsible for Global Management and Technical Office, Responsible for the area which shall deal with the issue to be discussed and speaker (Specific Participants)

This Committee analyses operations for a maximum amount of US$ 40 million and its main functions are:

-	To approve any operation and financial programs arising from clients and economic groups.

-
To approve additional periods, short term renewals, and changes of operations and short term financial programs, and changes of operations and short term financial programs of clients or economic groups exceeding the powers of the Wholesale Credit Risk Committee.

-	To approve refinancing, cancellations and penalties for individual or corporate clients.

-	To approve renewals and additional terms for campaigns of pre approved items or massive campaigns.

▪	Human Resources Committee

As of December 31, 2014, the Human Resources Committee consists of: the Executive President or CEO, and Human Resources Director, Security and CIS.

The main functions of this committee are:

-	to define the organization chart.

-	to approve promotions at management level.

-	to establish the guidelines for the Human Resources Policies

-	to establish salaries and incentives criteria.

-	to validate skills assessments and positions.

-	to evaluate staff benefits.

-	to set career and training plans.

▪	Corporate Assurance Committee

As of December 31, 2014, the Corporate Assurance Committee consists of the Executive Director as Chairman, Members of the Management Committee as Permanent Participants and the Secretary of the Committee, which is the Audit Director.

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

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)
Main Officer Responsible: Mr. Manuel Mansilla
Alternate Officer Responsible: Mr. Gustavo Viturro

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)
Main Officer Responsible: Mr. Gustavo Jorge Andrés
Alternate Officer Responsible: Mr. José Luis Frete

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.
Main Responsible: José Roberto Adragna
Alternate Responsible: Malvina Bersabe Celis

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):
Mr. Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA)
Main Officer Responsible: Mr. Ignacio Sanz y Arcelus
Alternate Officer Responsible: Mr. Martín Ezequiel Zarich

-	Responsible for Market Relations (Law 26.831)
Main Officer Responsible: Ignacio Sanz y Arcelus
Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):
Mr. Mario Luis Vicens

-	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)
Main: José Manuel Cantero Criado
Alterante: Sandro Marcelo Agoglia

C.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2014, 2013 and 2012:

	December 31,
	2014 (1)	2013 (1)	2012 (1)
Main office	2,551	2,426	2,393
Branches	2,886	2,796	2,753
Total	5,437	5,222	5,146

(1)	Excludes 11, 11 and 12 employees from non-banking subsidiaries as of December 31, 2014, 2013 and 2012, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2014, 1,779 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

At February 28, 2015, Marcelo Gustavo Canestri (Vice Chairman 2º) and Gustavo Osvaldo Fernández (Human Resources Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2014, by each person who, to our knowledge, beneficially own more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2014
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	45.61%
BBV América SL	160,060,144	29.81%
The Bank of New York Mellon (1)	52,840,785	9.84%
Administración Nacional de Seguridad Social	42,439,494	7.90%

(1)	As holder agent of ADSs.

In September 2011 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 516,544 as a result of the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the preliminary merger agreement, for which the Bank approved the increase in capital stock by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share. In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

Accordingly, our capital stock at December 31, 2014 was 536,877,850 shares and BBVA maintained its equity interest in the Bank at 75.93%.

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

As of December 31, 2014, according to our records 16 holders of ordinary shares and 32 registered holders of ADSs (in accordance with the records of BoNY, as depositary for the ADSs) have an address in the United States representing 10.06% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the fiscal years ended December 31, 2014 and 2013. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

	December 31, 2014					December 31, 2013
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	248,866	—	169,878	—	Guarantees given, other loans and correspondents	160,561	—	120,184	—	Guarantees given and correspondents
BBVA Francés Valores S.A.	32,475	0.12%	25,209	—	Advances, other loans and equity investment	21,896	—	21,244	—	Other loans and equity investment
BBVA Francés Asset Management S.A.	355,907	—	79,153	32.73%	Other loans, credit card loans, guarantees given and equity investment	69,219	32.73%	69,219	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	11,511	—	11,507	—	Other loans, guarantees given and equity investment	11,534	45.00%	11,507	—	Advances, other loans, guarantees given and equity investment
PSA Finance	1,431,765	32.49%	1,382,477	35.61%	Call money, other loans, guarantees given and equity investment	1,252,472	29.92%	1,252,472	29.92%	Advances, call money, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	71,056	31.88%	68,427	32,36%	Advances, credit card loans, other loans and equity investment	47,531	30.90%	47,531	30.90%	Credit card loans, other loans and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,251,062	32.32%	978,961	33.97%	Call money, other loans, guarantees given and equity investment	1,259,290	31.32%	1,259,290	31.32%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	16,718	28.50%	15,417	28.50%	Advances, credit card loans, personal loans, other loans and real estate mortgage	11,060	22.90%	11,060	22.90%	Advances, credit card loans, personal loans, other loans and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
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

As of December 31, 2014, the Bank did not have outstanding any financial assistance from BBVA.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 3. Key information—Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 5485 dated October 4, 2013 of the Central Bank, such distribution must have the prior authorization of the Central Bank and any of the following situations may not have occurred during the month immediately preceding the request for authorization made to the Superintendence:

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

5.
The Bank recorded sanctions imposed by the Financial Reporting Unit (“UFI”) that are considered as significant, except when the Bank has implemented corrective actions in accordance with the SEFyC or, when we have required a plan for risk mitigation, which has the approval of the Superintendency.

Communications “A” 5272 and “A” 5273 of the Central Bank dated February 1, 2012, increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements. Because of these new requirements, the Bank was not able to distribute dividends for the 2012 fiscal year.

Moreover, Communication “A” 5694 of the Central Bank sets a new core capital requirement of 1% of assets qualified by risk (APR) for systemic institutions with gradual implementation from 2016 until 2019, however immediately applicable to effects distribution of results.

Additionally, according to Communication “A” 5689 from the Central Bank, dated January 8, 2015, financial entities must deduct form the possible dividend distribution amount, any fine enforced by the Central Bank, the Securities and Exchange Commission and the Financial Unit of Anti Money Laundering.

In accordance with the above mentioned Communications, a dividend distribution for Ps.400,00 was approved by the Shareholders Meeting held on April 7, 2015 subject to the prior authorization by the BCRA for the fiscal year 2014.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2010 to 2014, see “Item 3. Key Information–Declared Dividends”.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the Buenos Aires Stock Exchange (“BCBA”) quoting since 1888. Currently our shares are listed on the BCBA under the ticker FRAN. Since 1993 our shares have also been listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”) under the ticker BFR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBFR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
March 2015	93.40	68.00
February 2015	71.90	57.50
January 2015	60.90	51.80
Fiscal year ended December 31, 2014	64.00	19.40
Fourth quarter	60.50	43.50
December, 2014	60.50	47.50
November, 2014	60.00	53.00
October, 2014	58.25	43.50
Third quarter	64.00	39.90
Second quarter	40.15	28.10
First quarter	27.30	19.40
Fiscal year ended December 31, 2013	27.90	9.65
Fourth quarter	27.90	19.40
Third quarter	20.10	9.80
Second quarter	13.90	9.65
First quarter	12.55	10.50
Fiscal year ended December 31, 2012	11.50	7.00
Fiscal year ended December 31, 2011	16.60	7.60
Fiscal year ended December 31, 2010	17.80	7.28

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High		Low
March 2015	23	7/20	17	1/20
February 2015	18	16/25	14	16/41
January 2015	14	21/25	13	2/25
Fiscal year ended December 31, 2014	15	13/50	5	14/25
Fourth quarter	15	13/50	9	22/25
December, 2014	15	13/50	12	35/25
November, 2014	14	47/50	13	10/91
October, 2014	13	11/50	9	22/25
Third quarter	14	1/50	10	10/91
Second quarter	11	81/89	8	2/3
First quarter	8	27/73	5	14/25
Fiscal year ended December 31, 2013	9	3/20	3	33/50
Fourth quarter	9	3/20	6	21/50
Third quarter	6	17/27	3	19/25
Second quarter	4	25/51	3	33/50
First quarter	5	6/25	4	1/25
Fiscal year ended December 31, 2012	6	44/83	3	8/89
Fiscal year ended December 31, 2011	12	19/50	4	10/13
Fiscal year ended December 31, 2010	13	33/50	5	9/20
__________________________ (1) Source: BNY Mellon Depositary.

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: Bolsa de Comercio de Buenos Aires (BCBA), Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2014, the shares of 101 Argentine companies, excluding mutual funds, were listed on the BCBA. During the year 2014, the total volume traded on the exchange raised 57% in comparison with the volume of previous year. All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2014, the market capitalization of the 101 companies listed on the BCBA was approximately US$454.5 billion. At the same time, the market capitalization of the domestic companies totalled US$59.4 billion.

The following table summarizes certain historical information about the BCBA.

	December 31,
	2014	2013	2012
Market capitalization (US$ billion)	454.5	514.5	472.1
Number of companies listed	101	105	107
Rate of return in dollars (1)	21.30%	42.30%	1.60%
Market/book ratio (2)	2.07	1.73	1.03

(1)	Based on the Merval Index
(2)	Estimated
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

On December 28, 2012 Law Nr. 26,831 “Capital Market Law” was enacted, and was further developed by the CNV by Resolution Nr. 622/13 dated September 5, 2013. According to section 47 of the Capital Market Law, all agents acting in the different markets, must have the prior approval and registration of the CNV. On December 17, 2013 BBVA Banco Francés and Francés Valores initiated their registration as settlement and integral compensation agents. On September 19th, 2014 such companies were registered and authorized to operate as settlement and integral compensation agents and negotiation agents.

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

At the Ordinary an Extraordinary Shareholders’ Meeting held on April 10, 2014, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to comply with the Capital Market Law. This amendment was registered before the Office of Corporations – Public Registry of Commerce (IGJ) on September 18th, 2014 under Nr. 17995, book 70.

Registry and Company’s Objects and Purposes

BBVA Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Francés is authorized to perform the following activities:

▪	accept term and demand deposits;

▪	grant short-term bullet and other amortizable loans;

▪	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

▪	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

▪	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

▪	invest in government securities;

▪	make temporary investments in liquid assets;

▪	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

▪	accept securities in custody and provide other services related to the banking business;

▪	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

▪	engage in brokerage activities in the over-the-counter securities market;

▪	perform foreign exchange transactions;

▪	comply with agencies related to its operations;

▪	receive deposits of participation in mortgage loans and in special accounts;

▪	issue mortgage obligations;

▪	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

▪	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

▪	issue private bonds;

▪	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law; and

▪
to serve and register before the Argentine Securities Commission (CNV) as Management Agent for Collective Investment Products, Custodian for Collective Investment Products, Trading Agent, Settlement and Clearing Agent, Broker, Capital Market Advisor Agent, Securities Broker and/or Custody, Registration and Paying Agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity.

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

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, local companies (with the exception of financial institutions), must follow certain requirements:

▪
Pay abroad interest on foreign debt on its due date or up to 10 business days in advance. Access to the local foreign exchange market in connection with the servicing of foreign indebtedness is available only if and after the date the original proceeds from the financing have been transferred into Argentina and the foreign currencies liquidated as explained before. In case interests are due, access to foreign exchange may be available at any time. If the principal amount has been paid off access to the local market to pay interests shall be denied. The AFIP Regulation 3417 published on December 20, 2012 set forth that the payment of interests requires a prior sworn statement.

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

Communication “A” 5318 prohibits the purchase of foreign currency for local individuals and companies, except for the case of purchase of foreign currency for tourism purposes. In addition, Communication “A” 5526 provides that individuals who are residents in the country may access the local exchange market for purchases of foreign currency under the concept of “purchase of foreign currency to be held in the country” according to the income they have reported to the Federal Tax Authorities (“AFIP”), with the prior approval by such authority.

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
(6)
Restitution of irrevocable contributions made by the local company. For items 3 to 6, in accordance with the amendment introduced by Communication “A” 5649, the beneficiary abroad shall be an individual or legal entity residing or registered within the jurisdiction, territory or associated States considered as "cooperating for the purpose of fiscal transparency", as set forth in Section 1° of Decree Nr. 589/13, and its amendments and complementary rules arising thereof.

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

Legal representations in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by International Treaties or Agreements, to which the Argentine Republic is a party, for as long as the transfers are made in exercise of their duties

Transfer of Corporate Bonds

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

Cash and stock dividends distributed in 2014 were not subject to income tax withholding.

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

Taxation of Capital Gains

Prior to the enactment of Law Nr. 26,893, capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or ordinary shares of Argentine issuers listed on a local or foreign stock exchange were not subject to Argentine income tax. Law Nr. 26,893 now imposes a 15% tax on capital gains derived by both Argentine residents and non-resident individuals and entities from the sale, exchange or other disposition of shares, quotas, bonds or “other securities” of Argentine issuers. The relevant regulations define “other securities” as those securities issued or grouped in a series that can be traded on stock exchanges.

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

The new law provides an exemption from the 15% tax for gain realized by Argentine individuals and undivided estates from the sale of publicly traded shares, quotas, bonds and other securities. Applicable regulations (Decree Nr. 2,334/13) limit the application of this exemption to securities that are traded on exchanges or markets authorized by the CNV.

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

In May 2014, BBVA Francés paid Ps.32,152,833.80 to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2013.

In 2015, the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2014. The tax may be withheld from future dividends.

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their own particular circumstances.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as result of amounts paid on account of the Argentine Personal Property Tax, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.

Sale or Other Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax.  See “Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign source income from other sources.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2014. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, such U.S. Holder will generally be required to file IRS Form 8621 with the U.S. Holder’s annual U.S. federal income tax return, subject to certain exceptions.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

In order to manage the market risk involved in every position of BBVA Francés, we use the VaR (Value at Risk) tool. This is the basic measure to control risks as it estimates the maximum loss, within a given confidence interval, in the fair or market value of a certain instrument or portfolio during a determined horizon. At BBVA Francés, the VaR is calculated within a confidence interval of 99% and one day horizon. It uses a historical period of two years (504 observations). The graphs below show the evolution of market risk measured by total VaR and separated in risk factors during 2014:

During the last year, VaR has fluctuated from Ps1.74 million to Ps.22.26 million. The average was Ps.7.40 million. The interest risk measured by VaR averaged Ps.4.07 million and we observe an exchange risk VaR average Ps.5.92 million.

The market risk limit structure of BBVA Frances establishes alert and limit schemes in terms of Economic Capital (EC), VaR, stress, stop loss and sublimit for each business unit.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2014	2013
Average	7.40	2.77
Minimum	1.74	1.13
Maximum	22.26	5.72
Dec. 31	6.93	4.90

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2014	2013
Average	4.07	1.36
Minimum	0.11	0.28
Maximum	7.44	5.68
Dec. 31	6.32	0.28

Currency Risk VaR	2014	2013
Average	5.92	2.24
Minimum	0.25	0.28
Maximum	22.18	5.08
Dec. 31	3.47	4.89

Validation of the model

The market risk model is periodically validated through Back Testing analysis. The aim of these tests is to determine the quality and precision of the model used to calculate the daily maximum loss of a portfolio, with a 99% of confidence interval and temporal horizon of 250 days. The results of the portfolio and the VaR estimations compared throughout the year conclude in the acceptation of the model.

 The histogram reflects the total distribution of VaR in 2014. The 39% of the observations are in the range from ARS 6 to 8 million.

Valuation

The risk market area is responsible of the valuation. The market price valuation of the financial instruments is one of the processes involved in the identification, evaluation, monitoring, control and mitigation of market risks.

In addition our area is responsible of the daily uptake and diffusion of all the prices that have an impact on the trading portfolio, the ALCO portfolio and all the BBVA Frances assets in custody. To guaranty an adequate process, tools and automatic procedures are fullfield.

The valuation criteria prioritize the market prices. Valuation can also be obtained with the use of price models.

Derivatives Credit Risk

Market Risk unit manages the derivatives credit risk. Tools verify operations and the undertaken risk is analyzed and calculated in every counterpart to avoid concentration and promote diversification of potential risk factors.

The derivative credit risk model allows determining not only the present exposure of each counterpart but also the potential exposure against variations of the market variables.

Non-Trading Risk

None.

Interest Rate Risk

The discussion that follows relates to interest risk in 2014 and bears no relation to our current or future interest rate risk.

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2014.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval assuming 28.1% annual adjustment. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

December 31, 2014
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
100	18,467.0	(0.71)%	8,426.3	0.70%	(227.0)	5.91%
50	18,532.9	(0.36)%	8,397.1	0.35%	(220.7)	2.96%
0	18,599.6	0.00%	8,367.9	0.00%	(214.3)	0.00%
(50)	18,663.0	0.34%	8,329.1	(0.46)%	(208.0)	(2.97)%
(100)	18,723.8	0.67%	8,282.2	(1.02)%	(201.6)	(5.95)%

Based on our position at December 31, 2014, and assuming a hypothetical, immediate 50 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2015, net portfolio value would be reduced by Ps.66.7 million and net interest income over 2015 would be increased by approximately Ps.29.3 million.

Foreign Exchange Risk

As of December 31, 2014, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars.

Peso against all other currencies	Effect on net income based on our position as of December 31, 2014	Effect on net income based on our position as of December 31, 2013
(in millions of pesos, except percentages)
5%	(88)	(125)
(5)%	88	125

For a description of the changes in the exchange rates, see “Item 3. Key Information—Exchange Rates”.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Fees and charges for holders of American Depositary Receipts

The depositary for our American Depositary Receipts (“ADRs”) is the Bank of New York Mellon (“BoNY”).

Holders of our ADRs are generally expected to pay fees to BoNY according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)
▪ Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

▪ Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$5.00 (or less) per 100 ADRs (or portion thereof)	▪ Any cash distribution made pursuant to the deposit agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	▪ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
US$0.05 (or less) per ADRs per calendar year	▪ Depositary services
Registration or transfer fees	▪ Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	▪ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) ▪ Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	▪ As necessary

BNY Mellon collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. It also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BNY Mellon may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. BNY Mellon may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees Paid by Depositary to the Company

There are no fees or other direct and indirect payments made by BNY Mellon to the foreign issuer of the deposited securities.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2014, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2014, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting  as of December 31, 2014, based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2014 of the Bank, and our report dated April 10, 2015 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding to the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) as they vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.A.
Buenos Aires – Argentina
April 10, 2015

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Marcelo Canestri to serve on its Audit Committees (I and II) and Disclosure Committees. The Bank’s Board of directors has concluded that Mr. Canestri is an audit committee financial expert as defined by the SEC based on his extensive audit experience. Mr. Canestri qualifies as an independent director according to the independence criteria established by General Resolution Nr. 622 (New Text 2013).

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
cecilia.acuna@bbva.com

During fiscal year 2014, there have been no amendments to any provisions of the Code of Conduct .

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2014.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2014 and 2013:

	2014	2013
	(in millions of pesos)
Audit fees	12.23	10.22
Audit-related fees	—	—
Tax fees	0.95	0.75
All other fees	—	—
Total fees	13.18	10.97

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

The Audit Committee has approved policies and procedures for pre-approving all non-audit work that would be performed by Deloitte & Co. S.A. Specifically, the policies and procedures prohibit Deloitte & Co. S.A. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee. All of the services provided by Deloitte & Co. S.A. in 2014 were approved by the Audit Committee pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2014 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board of directors for their information. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee (I)”.

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

Date: April 10, 2015

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
BBVA BANCO FRANCÉS S.A.
Reconquista 199
Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2014 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2014, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.A.
Buenos Aires – Argentina
April 10, 2015

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2014 and 2013
Stated in thousands of Pesos

	December 31,
	2014	2013
ASSETS
CASH AND DUE FROM BANKS	12,560,154	12,881,781
Cash	2,857,676	2,063,205
Due from banks and correspondents	9,702,478	10,818,576
Argentine Central Bank (BCRA)	9,350,350	10,576,744
Other local	1,196	2,846
Foreign	350,932	238,986
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	11,633,489	3,459,935
Holdings booked at fair value	2,942,473	1,982,431
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	8,630,056	1,408,487
Investments in listed private securities	60,997	69,049
Less: Allowances	201	196
LOANS	41,442,840	36,468,194
To governmental sector	54,459	40,915
To financial sector	1,127,116	1,871,093
Inter-financial – (Calls granted)	30,000	313,500
Other financing to local financial institutions	880,437	1,328,346
Interest and listed-price differences accrued and pending of collection	216,679	229,247
To non-financial private sector and residents abroad:	41,199,059	35,278,648
Overdraft	6,861,786	6,552,258
Discounted instruments	6,035,048	5,476,961
Real estate mortgage	1,466,346	1,243,900
Collateral loans	3,695,487	3,479,820
Consumer	6,091,937	5,998,744
Credit cards	11,465,609	7,429,187
Other	5,025,304	4,647,736
Interest and listed-price differences accrued and pending of collection	691,454	582,255
Less: Interest documented together with main obligation	133,912	132,213
Less: Allowances	937,794	722,462
Carried forward	65,636,483	52,809,910

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2014 and 2013
Stated in thousands of Pesos

	December 31,
	2014	2013
Brought forward	65,636,483	52,809,910
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	2,612,371	1,168,491
Argentine Central Bank (BCRA)	384,930	624,368
Amounts receivable for spot and forward sales to be settled	1,405,562	260,046
Instruments to be received for spot and forward purchases to be settled	312,684	72,567
Unlisted corporate bonds	48,653	3,401
Non-deliverable forward transactions balances to be settled	139,149	6,744
Other receivables not covered by debtor classification regulations	14,873	4,135
Other receivables covered by debtor classification regulations	311,787	202,274
Less: Allowances	5,267	5,044
RECEIVABLES FROM FINANCIAL LEASES	2,073,242	1,777,778
Receivables from financial leases	2,075,497	1,778,235
Interest accrued pending of collection	27,585	22,040
Less: Allowances	29,840	22,497
INVESTMENTS IN OTHER COMPANIES (Note 6.b)	322,990	210,657
In Financial institutions	256,247	152,036
Other	66,743	58,621
OTHER RECEIVABLES	1,372,414	1,065,297
Other (Note 6.c)	1,696,426	1,359,404
Other interest accrued and pending collection	744	3,478
Less: Allowances	324,756	297,585
PREMISES AND EQUIPMENT	929,760	704,995
OTHER ASSETS (Note 23.7.2)	1,187,961	659,997
INTANGIBLE ASSETS	144,672	120,755
Organization and development expenses	144,672	120,755
SUSPENSE ITEMS	8,563	5,294
OTHER SUBSIDIARIES’ ASSETS (Note 6.d)	450	450
TOTAL ASSETS	74,288,906	58,523,624

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2014 and 2013
Stated in thousands of Pesos

	December 31,
	2014	2013
LIABILITIES
DEPOSITS	51,442,877	43,759,465
Governmental sector	1,017,837	2,780,304
Financial sector	77,482	45,961
Non-financial private sector and residents abroad:	50,347,558	40,933,200
Checking accounts	14,614,559	9,947,241
Savings deposits	14,995,902	11,902,472
Time deposits	19,303,430	17,910,820
Investments accounts	483	4,027
Other	1,129,571	916,985
Interest and listed—price differences accrued payable	303,613	251,655
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	8,617,533	4,943,260
Argentine Central Bank — Other	73,110	93,746
Banks and International Institutions	406,031	106,178
Non — subordinated corporate bonds	1,868,434	1,190,761
Amounts payable for spot and forward purchases to be settled	312,751	63,298
Instruments to be delivered for spot and forward sales to be settled	1,457,098	273,672
Financing received from Argentine financial institutions	124,424	426,238
Inter-financial - (Calls received)	49	—
Other financing from local financial institutions	124,375	426,238
Non-deliverable forward transactions balances to be settled	408	47,245
Other (Note 6.e)	4,278,335	2,648,545
Interest and listed—Price differences accrued payable	96,942	93,577
OTHER LIABILITIES	2,771,843	1,752,967
Fees payable	122	189
Other (Note 6.f)	2,771,721	1,752,778
ALLOWANCES	818,092	709,343
SUSPENSE ITEMS	30,290	29,677
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.g)	337	337
TOTAL LIABILITIES	63,680,972	51,195,049
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	276,058	172,395
STOCKHOLDERS’ EQUITY	10,331,876	7,156,180
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	74,288,906	58,523,624

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
As of December 31, 2014 and 2013
Stated in thousands of Pesos

	December 31,
	2014	2013
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	15,477,117	13,415,778
Guarantees received	13,726,776	12,125,408
Contra contingent debit accounts	1,750,341	1,290,370
Control	122,339,803	155,361,065
Receivables classified as non-recoverable	539,719	432,256
Other (Note 6.h)	120,436,826	153,384,808
Contra control debit accounts	1,363,258	1,544,001
Derivatives	6,903,425	8,653,218
“Notional” amount of non-deliverable forward transactions	2,984,388	5,414,377
Interest rate SWAP	1,003,244	1,367,098
Contra derivatives debit accounts	2,915,793	1,871,743
For trustee activities	6,605	6,582
Funds in trust	6,605	6,582
TOTAL	144,726,950	177,436,643
CREDIT ACCOUNTS
Contingent	15,477,117	13,415,778
Credit lines granted (unused portion) covered by debtor classification regulations	640,198	453,478
Guarantees provided to the BCRA	223,973	191,303
Other guarantees given covered by debtor classification regulations	384,982	287,575
Other guarantees given non-covered by debtor classification regulations	210,453	158,783
Other covered by debtor classification regulations	290,735	199,231
Contra contingent credit accounts	13,726,776	12,125,408
Control	122,339,803	155,361,065
Items to be credited	965,725	1,186,195
Other	397,533	357,806
Contra control credit accounts	120,976,545	153,817,064
Derivatives	6,903,425	8,653,218
“Notional” amount of non-deliverable forward transactions	2,915,793	1,871,743
Contra derivatives credit accounts	3,987,632	6,781,475
For trustee activities	6,605	6,582
Contra credit accounts for trustee activities	6,605	6,582
TOTAL	144,726,950	177,436,643

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2014	2013	2012
FINANCIAL INCOME	13,276,999	8,243,409	5,714,921
Interest cash and due from banks	—	54	—
Interest on loans to the financial sector	350,991	282,006	256,597
Interest on overdraft	2,058,145	1,263,611	725,890
Interest on discounted instruments	1,237,654	786,773	543,602
Interest on real estate mortgage	233,929	164,783	119,883
Interest on collateral loans	808,053	600,793	404,299
Interest on credit card loans	1,971,800	995,086	625,692
Interest on other loans	2,754,209	2,202,956	1,637,284
Interest on other receivables from financial transactions	3,839	40,771	36,376
Interest on financial leases	335,744	239,853	161,775
Income from Federal Government secured loans—Decree Nr. 1387/01	16,454	8,840	6,388
Net income from governmental and private securities	1,689,065	352,223	640,547
Net income from options	—	—	255
Indexation by Benchmark Stabilization Coefficient (CER)	307,143	133,323	129,120
Gold and foreign currency exchange difference	856,129	590,982	190,309
Other	653,844	581,355	236,904
FINANCIAL EXPENSES	5,660,119	3,253,810	2,057,871
Interest on savings deposits	18,695	14,772	11,148
Interest on time deposits	4,165,948	2,372,658	1,526,725
Interest on inter-financial financing - (Calls received)	18,323	8,495	2,191
Interest on other financing from financial institutions	73,674	96,359	44,330
Interest on other liabilities from financial transactions	443,200	171,607	123,289
Other interest	8,164	7,611	5,885
Indexation by CER	155	104	157
Contribution to the deposit guarantee fund	122,026	62,932	52,629
Other	809,934	519,272	291,517
GROSS INTERMEDIATION MARGIN—GAIN	7,616,880	4,989,599	3,657,050
ALLOWANCES FOR DOUBTFUL LOANS	574,663	453,264	256,259
SERVICE CHARGE INCOME	4,678,533	3,453,850	2,530,197
Related to lending transactions	2,076,200	1,470,082	962,601
Related to liability transactions	1,497,715	1,132,941	909,719
Other commissions	195,513	125,000	109,874
Other (Note 6.i)	909,105	725,827	548,003
Carried forward	11,720,750	7,990,185	5,930,988

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2014	2013	2012
Brought forward	11,720,750	7,990,185	5,930,988
SERVICE CHARGE EXPENSE	1,329,085	955,329	683,730
Commissions	872,368	615,635	468,422
Other (Note 6.j)	456,717	339,694	215,308
OPERATING EXPENSES	5,607,097	3,900,469	3,061,708
Payroll expenses	3,214,632	2,209,640	1,767,658
Fees to Bank Directors and Supervisory Committee	5,098	3,796	2,856
Other professional fees	71,760	63,618	48,463
Advertising and publicity	232,988	172,307	146,287
Taxes	493,795	332,455	229,249
Fixed assets depreciation	139,236	100,766	86,813
Organizational expenses amortization	58,355	48,997	40,744
Other operating expenses	749,196	551,798	420,847
Other	642,037	417,092	318,791
NET GAIN FROM FINANCIAL TRANSACTIONS	4,784,568	3,134,387	2,185,550
RESULTS ON MINORITY INTEREST IN SUBSIDIARIES	(103,663)	(54,414)	(36,195)
OTHER INCOME	531,267	361,531	408,004
Income from long-term investments	193,304	96,686	71,779
Punitive interests	27,232	15,000	9,392
Loans recovered and reversals of allowances	141,073	136,116	64,603
Other (Note 6.k)	169,658	113,729	262,230
OTHER EXPENSES	336,952	295,800	429,004
Punitive interests and charges paid to BCRA	22	32	33
Charge for uncollectibility of other receivables and other allowances	236,826	166,288	351,450
Amortization of difference arising from judicial resolutions	15,496	40,472	19,251
Depreciation and losses from miscellaneous assets	926	395	376
Other (Note 6.l)	83,682	88,613	57,894
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	4,875,220	3,145,704	2,128,355
INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	1,670,724	1,121,460	864,676
NET INCOME FOR THE FISCAL YEAR	3,204,496	2,024,244	1,263,679
NET INCOME PER ORDINARY SHARE (1) (2)	5.97	3.77	2.35

(1)	See Note 23.13.
(2)	Stated in pesos.

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2014		2013		2012
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	13,603,620	(1)	9,048,450	(1)	6,618,270
Cash and its equivalents at the end of the fiscal year	12,951,964	(1)	13,603,620	(1)	9,048,450	(1)
Net (decrease) / increase in cash and its equivalents	(651,656)		4,555,170		2,430,180

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	(6,600,365)		1,007,557		2,120,841
- Loans	5,820,286		(302,666)		(683,307)
to financial sector	516,909		(77,548)		(91,157)
to non-financial public sector	14		186		16,089
to non-financial private sector and residents abroad	5,303,363		(225,304)		(608,239)
- Other receivables from financial transactions	(15,304)		(80,137)		(74,709)
- Receivables from financial leases	(295,464)		(667,544)		(203,147)
- Deposits	2,469,699		6,571,906		3,076,345
to financial sector	31,521		27,174		(25,095)
to non-financial public sector	(1,756,911)		654,084		1,013,503
to non-financial private sector and residents abroad	4,195,089		5,890,648		2,087,937
- Other liabilities from financial transactions	1,628,520		738,160		185,939
Financing from financial or inter-financial sector (calls received)	49		(20,000)		(94,200)
Others (except liabilities included in Financing Activities)	1,628,471		758,160		280,139
Collections related to service charge income	4,639,429		3,438,856		2,520,560
Payments related to service charge expense	(1,327,357)		(953,954)		(684,368)
Operating expenses paid	(5,266,274)		(3,657,538)		(2,870,089)
Organizational and development expenses paid	(39,734)		(46,985)		(36,188)
Net collections from punitive interest	24,678		13,388		8,290
Differences from judicial resolutions paid	(15,496)		(40,472)		(19,251)
Collections of dividends from other companies	54,776		33,692		37,264
Other collections related to other income and expenses	407,035		208,428		325,554
Net cash flows provided by operating activities	1,484,429		6,262,691		3,703,734

Investment activities
Net payments from premises and equipment	(300,367)		(185,537)		(126,673)
Net payments from other assets	(621,807)		(626,540)		(5,774)
Collections from sales of ownership interests in other companies	—		—		15,174
Other payments from investment activities	(520,598)		(350,362)		(574,700)
Net cash flows used in investment activities	(1,442,772)		(1,162,439)		(691,973)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2014	2013	2012
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	677,673	540,768	355,600
- BCRA	(20,477)	41,482	33,463
Others	(20,477)	41,482	33,463
- Banks and international agencies	299,853	(156,592)	(300,568)
- Financing received from local financial institutions	(301,863)	101,583	99,312
Dividends paid in cash	(28,800)	—	—
Other payments from financing activities	(1,319,699)	(1,072,377)	(769,388)
Net cash flows used in financing activities	(693,313)	(545,136)	(581,581)

Financial results and results from holdings of cash and its equivalents (including interest)	—	54	—

Net (decrease) / increase in cash and its equivalents	(651,656)	4,555,170	2,430,180

(1)	See Note 3.4.20.

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2014, 2013 and 2012 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 23.6).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2014, 2013 and 2012, taxes paid amounted to 2,875,801, 2,118,679 and 1,410,798, respectively. At such dates, interest-paid amounted to 5,037,397, 2,827,236 and 1,896,100, respectively.

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unappropriated earnings	Total

Balances at December 31, 2011	536,878	182,511	312,979	1,042,021	—	1,793,868	3,868,257
Decisions of Stockholders’ Meeting of March 26, 2012:
-Legal Reserve	—	—	—	201,115	—	(201,115)	—
-Voluntary reserve for future distributions of income	—	—	—	—	1,592,753	(1,592,753)	—
Net income for the fiscal year	—	—	—	—	—	1,263,679	1,263,679
Balances at December 31, 2012	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936
Decisions of Stockholders’ Meeting of April 9, 2013:
-Legal Reserve	—	—	—	252,736	—	(252,736)	—
-Voluntary reserve for future distributions of income	—	—	—	—	1,010,943	(1,010,943)	—
Net income for the fiscal year	—	—	—	—	—	2,024,244	2,024,244
Balances at December 31, 2013	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244	7,156,180
Decisions of Stockholders’ Meeting of April 10, 2014:
-Dividends paid in cash	—	—	—	—	—	(28,800)	(28,800)
-Legal Reserve	—	—	—	404,849	—	(404,849)	—
-Voluntary reserve for future distributions of income	—	—	—	—	1,590,595	(1,590,595)	—
Net income for the fiscal year	—	—	—	—	—	3,204,496	3,204,496
Balances at December 31, 2014	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876

(1)	See Note 1.2.

The accompanying Notes 1 to 24 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.'s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of December 31, 2014.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2009:				536,361

03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012		(2)	50,410
03-26-2012		(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés. (see Note 1.5).
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.2.2.	Authorized and issued shares

In September 2011 the total number of authorized and issued ordinary shares, par value 1.00 each, increased by 516,544 as a result of the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Inversora Otar S.A. (“Otar”) approved the preliminary merger agreement, for which the Bank approved the increase in capital stock by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share. In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

As of December 31, 2014 the capital stock of the Bank consists of 536,877,850 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

1.2.3.	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Consolidated Statement of Changes in Stockholders’ Equity represents:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

December 31, 2014 and 2013
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares subscription (value 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 182,511 at December 31, 2014.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

1.5.	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Otar held in its name 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each in the capital stock of BBVA Francés.

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

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, that would be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares would be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to set April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution Nr. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution Nr. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under Nr. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

-     BBVA América S.L.: 47,867,795 shares.

-     Corporación General Financiera S.A.: 2,520,509 shares.

-     Sucesión Romero Gregorio: 21,878 shares.

The merger by absorption of Otar by BBVA Francés was thus completed, with BBVA Francés becoming the surviving company to all intents and purposes.

1.6.	PSA Finance Argentina Cía. Financiera S.A.

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

1.7.	Registration with CNV as Settlement and Clearing Agent - Comprehensive

The new Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. The filing to register the Bank as a Settlement and Clearing Agent – Comprehensive started on December 17, 2013 and was completed on September 19, 2014 when the Bank was registered under Number 42.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2014	2013	2014	2013	2014	2013
BBVA Francés Valores S.A.	Stockbroker	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Fund Manager	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	It has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2014.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	254,094.8
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	44,353.3
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	5,111.1
Visa Argentina S.A.	Argentina	10.48%	Credit card issuer	6,427.6
Sedesa S.A.	Argentina	9.52%	Deposit guarantee fund	95.2
Coelsa S.A.	Argentina	8.64%	Clearing house	77.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54.0

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2014, 2013 and 2012, as per the following detail:

a)
With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2014, 2013 and 2012.

b)
With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2014, 2013 and 2012.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) has been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month periods ended on December 31, 2014, 2013 and 2012.

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

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute- attains or exceeds 100%. Inflation accumulated in the period December 31, 2011 to December 31, 2014, measured by the above-mentioned index was approximately 67%, including a 28% for the last year. Therefore, at the end of this fiscal year, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2014 include comparative information with the Consolidated Financial Statements as of December 31, 2013 and 2012.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2014 and 2013, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

a)
Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2014 and 2013. Differences in listed prices were credited/charged to income for each fiscal year.

b)
Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2014 and 2013, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

c)
Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2014 and 2013. Differences in listed prices were charged to income for each fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

3.4.3.	Governmental loans

Federal Government secured loans – Decree Nr. 1387/01:

As of December 31, 2014 and 2013, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2014 and 2013, receivables and payables have been adjusted to the CER as follows:

a)
Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

b)
Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

c)	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2014 and 2013.

3.4.5.	Allowance for loans losses and contingent commitments

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

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

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

3.4.7.	Unlisted Corporate Bonds

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2014 and 2013.

3.4.8.	Instruments to be received and to be delivered for spot and forward transactions pending settlement

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The Bank’s receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market price of such currencies or securities. The amount of such market price differences is recorded in income for the fiscal year.

Forward sales and purchases of securities were valued as follows:

a)	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day at the end of each fiscal year.

b)
Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2014 and 2013, they were valued according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2014 and 2013.

3.4.10.	Receivables from financial leases

As of December 31, 2014 and 2013, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

a)	Visa Argentina S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2014 and 2013 were valued by the equity method at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

d)	Banelco S.A.: was valued by applying the equity method at the end of the previous fiscal year.

e)	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

f)	Other: as of December 31, 2014 and 2013 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

As of December 31, 2014 and 2013, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,434,479 and 1,418,983, respectively.

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

As of December 31, 2014 and 2013, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

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

Repo and Reverse Repo transactions

As of December 31, 2014 and 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

3.4.15.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.16.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2014 and 2013.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

3.4.17.	Allowance for other contingencies

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.18.	Stockholders’ equity accounts

They are restated as explained in Note 3.2., except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

3.4.19.	Statements of Operations Accounts

a)
As of December 31, 2014, 2013 and 2012, accounts accruing monetary transactions -(financial income/(expense), service charge income (expense), provision for loan losses, operating expenses, etc.)- were computed on the basis of their monthly accrual at historical rates.

b)	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

c)	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.20.	Consolidated Statements of Cash and Cash Equivalents Flows

The Consolidated Statements of Cash and Cash Equivalents Flows as of December 31, 2014, 2013 and 2012 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2014	2013	2012

a) Cash and due from banks	12,559,464	12,880,744	8,613,997

b) Government securities	—	115,876	102,453

c) Loans to financial sector, call granted maturity date less than three months as from the end of each fiscal year	392,500	607,000	332,000

CASH AND ITS EQUIVALENTS	12,951,964	13,603,620	9,048,450

Items b) and c) are considered to be cash equivalents under BCRA standards because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each fiscal year date.

3.4.21.	Use of estimates

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the fiscal years. Actual income/loss may differ from such estimates.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

As already indicated hereinbelow, in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 252,877 and 231,100 as of December 31, 2014 and 2013, respectively, should be reversed.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2014 and 2013, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 8,813 and decreased in 19,390, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2014, 2013 and 2012 would have been 26,366 (income), 25,996 (loss) and  17,899 (income), respectively.

4.2.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

Arising from the application of the accounting standards laid down by BCRA and the Argentine Professional Accounting Standards:

a)
The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 7,414 and 11,146 as of December 31, 2014 and 2013, respectively.

b)
The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar AFJP S.A. (undergoing liquidation proceedings).

NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

As of December 31, 2014, 2013 and 2012, the Bank recorded 1,670,724, 1,121,460 and 864,676, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2014 and 2013, the Bank has booked 836,822 and 481,812, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

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

As of December 31, 2014 and 2013, the Bank recorded under Other Receivables a taxable deferred asset amounting 295,155 and 231,100, respectively. Such amounts are made up as follows:

	December 31,
	2014	2013
Deferred tax assets	598,444	412,100
Deferred tax liabilities	(303,289)	(181,000)

Net deferred assets	295,155	231,100
Allowance	(295,155)	(231,100)

5.2.	Tax on minimum presumed income

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

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2014 and 2013, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

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

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

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

As regards the balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

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

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution Nr. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)
On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision Nr. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	December 31,
	2014	2013
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings booked at fair value

Secured Bonds due in 2020	1,183,905	891,894
Peso-denominated Discount governed by Argentine Law maturing in 2033	467,472	80,980
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	374,000	—
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	279,178	—
Argentine Bond of Saving towards economic development	152,447	121,110
Federal Government Bonds in US Dollars 7% due 2015	104,850	—
Secured Bonds due in 2018	74,875	89,114
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	66,080	—
Federal Government Bonds in US Dollars 8.75% due 2024	43,384	—
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	42,679	—
Par Securities denominated in Pesos	38,319	—
Consolidation Bonds – sixth series	37,716	31,040
Federal Government Bonds in US dollars 7% 2017	—	708,180
Par Securities denominated in US Dollars and governed by Argentine Law	—	42,300
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	—	12,317
Other	77,568	5,496
Total	2,942,473	1,982,431

Holdings booked at amortized cost

Other	164	164
Total	164	164

Instruments issued by the BCRA

BCRA Bills (LEBAC)	8,630,056	1,273,092
BCRA Notes (NOBAC)	—	135,395
Total	8,630,056	1,408,487

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

December 31,
2014	2013
Investments in listed private securities

FBA Ahorro Pesos Investment Fund	49,652	64,525
FBA Bonos Argentina Investment Fund	10,210	—
FBA Acciones Globales Investment Fund	—	3,849
Other	1,135	675
Sub-Total	60,997	69,049
Allowances	(201)	(196)
Total	11,633,489	3,459,935

b) INVESTMENTS IN OTHER COMPANIES – Other

Rombo Compañía Financiera S.A.	254,095	150,396
Banco Latinoamericano de Comercio Exterior S.A.	2,152	1,640
Sub-Total in Financial Institutions	256,247	152,036
In other non-controlled companies- unlisted	44,460	29,302
In non-controlled companies-supplementary activities	22,283	29,319
Sub-Total in Other	66,743	58,621
Total	322,990	210,657

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	475,180	284,581
Guarantee deposits	377,029	309,390
Tax prepayments	281,535	258,899
Prepayments	279,381	309,925
Loans to personnel	181,975	189,700
Advances to personnel	93,065	6,238
Other	8,261	671
Total	1,696,426	1,359,404

d) OTHER SUBSIDIARIES’ ASSETS

Others related to pension fund management business	450	450
Total	450	450

e) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Accounts payable for credit card consumption	2,482,573	1,193,215
Other withholdings and collections at source	687,838	457,246
Collections and other operations for the account of third parties	419,185	342,912
Money orders payable	338,117	327,967
Fees collected in advance	121,831	105,860
Pending Banelco debit transactions	73,651	120,570
Loans received from Argentine Technological Fund (FONTAR and Banco de Inversión y Comercio Exterior (“BICE”))	32,488	46,882
Funds raised from third parties	18,941	17,255
Social security payment orders pending settlement	18,816	6,484
Accrued commissions payable	7,336	5,608
Loans received from Interamerican Development Bank (IDB)	6,485	3,229
Other	71,074	21,317
Total	4,278,335	2,648,545

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2014	2013
f) OTHER LIABILITIES – Other

Accrued taxes	1,093,119	674,707
Miscellaneous payables	697,722	509,472
Accrued salaries and payroll taxes	541,245	398,013
Amounts collected in advance	434,830	169,278
Other	4,805	1,308
Total	2,771,721	1,752,778

g) OTHER SUBSIDIARIES’ LIABILITIES

Others related to pension fund management business	337	337
Total	337	337

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	61,071,633	121,633,179
Items in safekeeping	53,730,674	26,289,843
Checks not yet credited	3,694,973	3,347,400
Collections items	573,483	686,371
Checks drawn on the Bank pending clearing	564,348	602,976
Cash in custody on behalf of the BCRA	287,347	52,144
Other	514,368	772,895
Total	120,436,826	153,384,808

	December 31,
	2014	2013	2012
i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	511,338	344,919	250,370
Rental of safe-deposit boxes	148,473	110,927	95,095
Commissions on debit and credit cards	51,921	42,413	21,381
Commissions for loans and guaranties	42,891	99,525	82,044
Commissions for transportations of values	29,346	22,338	17,250
Commissions for escrow	20,318	19,764	10,348
Commissions for capital market transactions	11,836	12,224	7,622
Commissions for salary payment	9,382	9,444	9,475
Commissions for trust management	2,081	1,432	1,378
Other	81,519	62,841	53,040
Total	909,105	725,827	548,003

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	327,648	262,772	158,976
Insurance paid on lease transactions	113,475	59,405	35,614
Other	15,594	17,517	20,718
Total	456,717	339,694	215,308

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2014	2013	2012
k) SERVICE CHARGE INCOME - Other

Income from the Credit Card Guarantee Fund	55,249	24,488	16,559
Interest on loans to personnel	30,830	28,692	26,537
Related parties expenses recovery	30,746	10,036	17,451
Deferred income tax (1)	8,400	—	147,300
Rent	2,331	1,409	1,432
Other	42,102	49,104	52,951
Total	169,658	113,729	262,230
(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances account, under the caption Other expenses.

l) OTHER EXPENSE - Other

Donations	16,221	13,645	11,645
Insurance losses	10,103	9,015	6,237
Turn-over tax	9,717	8,429	6,396
Private health insurance for former employees	9,706	7,953	7,000
Credit-card related stamp tax	4,292	4,202	698
Deferred income tax (2)	—	25,800	—
Other	33,643	19,569	25,918
Total	83,682	88,613	57,894
(2) As of December 31, 2013 offset by a charge for the same amount in the line Loans recovered and reversals of allowances account, under the caption Other income.

NOTE 7— PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

7.1.	Penalties enforced against the Bank

a)
On April 21 and 29, 2010, by virtue of Resolutions Nr. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

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

On October 13 and September 14, 2010 the Bank was served with the Resolutions Nr. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect. The above notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for  48,567.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sentenced in both cases.

b)	“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File Nr. 1,196/2008”.

Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution Nr. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law Nr. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impact is expected in this respect. This notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 250.

c)	“BBVA Banco Francés S.A. over breach of Law Nr. 21,526 Section 41”.

Financial administrative proceedings conducted by the Argentine Central Bank, whose commencement was notified on December 13, 2007 and identified under Nr. 1213, File Nr. 101,267/07. The charges here are for 12 presumably non-transferable time deposits in foreign currency that were withdrawn previous to their maturity date. Such early termination would amount to a breach of the provisions under Communication “A” 3043 of the Central Bank of the Argentine Republic which sets forth that non-transferable certificates may not be cashed either in whole or in part before their maturity dates. In addition, it is argued that such early withdrawal entailed failure to apply the rules of Executive Decree Nr. 1570/01 to 11 of those certificates and in another case the breach of the rules under such decree and Communication “A” 3372. The period under observation was November 30 through to December 3, 2001 (which was when the certificates were cancelled).

The Bank and the directors notified filed in due time and manner their corresponding defenses which focused on the errors in entering these deposits as non-transferable in the Bank's computerized applications despite the customers' not having expressly opted for that condition.

On September 6, 2013, the Argentine Central Bank notified the Bank of Resolution Nr. 592 whereby a fine was imposed for 2,100 which was paid and then charged to P&L on September 13, 2013. Those accused for it were BBVA Banco Francés S.A. and the six regular members of the Board of Directors in office at the time of the facts in issue and one of the officers against whom the proceedings had been commenced was acquitted.

An appeal has been lodged against the Resolution that imposes the fine with the Federal Appellate Court with jurisdiction over contentious and administrative matters, that is being heard by Panel Nr. 1 under Nr. 40.513/2013.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Once accepted by this Panel, the formal requirements for opening the appeal were satisfied, the court costs were paid and the Argentine Central Bank was served notice of the appeal. On September 12, 2014 the appeal is pending a resolution from the Panel. There have not been any new developments since that date.

7.2.	Administrative Proceedings commenced by the BCRA

a)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the case is now pending resolution from Panel A of the Appellate Court with jurisdiction over criminal and economic matters.

b)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on December 28, 2007, identified under Nr.  3,531, File Nr. 100,345/06 and Nr. 101,581/07. The summary proceedings focus on considering that some purchases and sales of USD-denominated Government securities through Mercado Abierto Electrónico were in fact foreign exchange transactions and should, instead, have been channeled through So-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market). Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Wholesale Banking Director, (ii) the Treasury Manager, (iii) the person responsible for Trading and (iv) the Head of the Back Office. A judgment was passed that acquitted BBVA Banco Francés S.A. and all the accused officers. The State Attorney’s Office filed an appeal against this judgment and the same verdict was confirmed by Appellate Court dated March 13, 2015.

c)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr. 4157, File Nr. 100,778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The case is in the sentencing stage.

d)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr. 4181, File Nr. 100,309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court's Office Nr. 6 and it is presently in the sentencing stage.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

e)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4517, File Nr. 40,536/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 097- Comodoro Rivadavia -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Banking Manager, (ii) the Territory Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Management Head and (vi) one cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

f)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. A resolution from the Argentine Central Bank is expected.

g)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and it is about to be sent to the Court with jurisdiction over financial crimes.

h)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr. 4693, File Nr. 101,415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of  "Investments made by Non-Residents Applied to the Purchase of Real Estate" in breach of the provisions under Communication "A" 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 7, Clerk of Court's Office Nr. 13 and it is presently in the sentencing stage.

i)	“Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr. 5019, File Nr. 100,865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

j)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr. 5079, File Nr. 101,575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This was sent to the Court with Jurisdiction over Financial Crimes Nr. 4, Clerk of Court's Office Nr. 8 which raised the matter of connection with the cases being heard by the Courts with Jurisdiction over Financial Crimes Nr. 6, and 7. The case is presently being heard by the appellate court to define which trial court will hear it.

k)	“BBVA Banco Francés SA Over breach of Law Nr. 19,359".

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

l)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr. 5472, File Nr. 100,969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

m)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File Nr. 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (ii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

n)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr. 5719, File Nr. 100,078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand  BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court's Office Nr. 5 and it presently awaits the court’s first ruling.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2014 and 2013, there are Bank’s assets, which are restricted as follows:

a)
The Government and Private Securities account includes 223,960 in peso-denominated Discount Bonds  due 2033 and 191,290 in bonds issued by the Argentine Government in US Dollars maturing in 2017, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)
The Bank appropriated 15,358 in Guaranteed Bonds maturing in 2020 as of December 31, 2014 and 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 195,033 and 146,915, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)
The Bank has also appropriated accounts, deposits and trusts for 762,650 and 763,876, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

e)
BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A., booked in the amount of 10,300 as of December 31, 2014 and 2013. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law Nr. 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and BCRA’s Communication “A” 5659.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

NOTE 10—TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of December 31, 2014 and 2013, the assets of Diagonal Trust amount to 2,428 and 2,405, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2014 and 2013.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non-Financial Trusts

The Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 155,354 and 99,373 as of December 31, 2014 and 2013, respectively, consist of cash, creditors' rights, real estate and shares.

NOTE 11—CORPORATE BONDS

11.1.	BBVA Francés

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

US$500,000,000 to US$750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of December 31, 2014 and 2013:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly
Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3.25% per annum	Quarterly
Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly
Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3.80% per annum	Quarterly
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly
Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On December 29, 2014, the Bank approved the issuance of Class 14 and 15 of its Corporate Bonds under the Program for a joint principal amount of up to Ps.500,000,000. On February 13, 2015, the Bank issued Class 14 and 15 of its Corporate Bonds, which were fully subscribed and paid in for 134,300 for a term of 9 months, to be fully amortized at maturity and subject to a fix interest rate of 25.75% per annum, with quarterly interest payments and for 144,875 for a term of 21 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4% per annum, with quarterly interest payments, respectively.

As of December 31, 2014 and 2013, the outstanding principal and accrued interest amounts to 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

11.2.	PSA Finance Argentina Compañía Financiera S.A.

On July 24, 2008, the General Shareholders Meeting authorized the issuance of Corporate Bonds for an amount of up to Ps.300,000,000 or its equivalent in other currencies within the framework of a Global Program according to Law Nr. 23,576, as amended by complementary and regulatory rules. The Shareholders Meeting approved the application for access to the public offer system in order to create such program before the CNV.

On October 22, 2008, by Resolution Nr. 16,003, the CNV approved the Global Program for the Issuance of Corporate Bonds and the Public Offer of each series of Corporate Bonds to be issued.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

On August 21, 2012 the General Extraordinary Shareholders Meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to increase the maximum amount of the Global Program for the issuance of Corporate Bonds from 300,000 to 800,000. Finally, by Resolution Nr. 16,947 dated October 17, 2012, the CNV approved: a) the above-mentioned Global Program increase for a term of five years as of October 2012, and b) the Prices Supplement for the issuance of two additional series.

As of December 31, 2014 and 2013, the characteristics of each of the corporate bond series so issued are detailed below:

Name	Date of Issuance	Nominal Value	Due date	Rate	Residual Nominal Value at 12/31/14	Residual Nominal Value at 12/31/13
Series VII	06/12/2012	70,000	03/12/2014	Private Badlar + nominal 2.82% per annum	—	23,334
Series IX	11/16/2012	80,000	11/17/2014	Private Badlar + nominal 4.50% per annum	—	64,000
Series XI	02/07/2013	100,000	11/07/2014	Private Badlar + nominal 4.14% per annum	—	100,000
Series XIII	05/10/2013	133,056	02/10/2015	Private Badlar + nominal 3.49% per annum	44,361	133,056
Series XIV	05/10/2013	6,944	02/10/2014	Fixed Rate nominal 19.00% per annum	—	6,944
Series XV	07/23/2013	110,000	07/23/2015	Private Badlar + nominal 4.00% per annum	82,500	107,500
Series XVI	07/23/2013	40,000	04/23/2014	Fixed Rate nominal 20.98% per annum	—	40,000
Series XVII	10/03/2013	78,784	10/05/2015	Private Badlar + nominal 4.00% per annum	78,784	76,284
Series XVIII	10/03/2013	19,286	10/03/2014	Fixed Rate 22.75%	—	18,286
TOTAL					205,645	569,404

As of December 31, 2014 and 2013, the balance of capital and interest accrued at year end amounts to 215,504 and 591,123, respectively.

According to the provisions of the Corporate Bonds Law and BCRA regulations, the funds obtained from all the series were applied to the granting of loans for the purchase of motor vehicles.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2014:

a.
Interest rate swaps for 966,699 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 3.4.14.(i) recognizing the amount of 18,216 as income for the fiscal year.

The estimated fair value of said instruments amounts to 17,327 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 966,699.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

b.
Interest rate swap for 36,545 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

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

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 36,545.

c.
Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,984,388 and 2,915,793, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in Note 3.4.14.(ii), recognizing the amount of 485,423 as income for the fiscal year.

d.
Forward sales of BCRA Bills under reverse repurchase agreements for 676,995 and of Government securities for 234,986, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 43,423 as income for the fiscal year.

e.
The Bank does not carry any pending balances associated to repos in force at December 31, 2014. However, the transactions conducted at December 31, 2014 have yielded a 7,888 loss at the end of the fiscal year.

▪	Transactions as of December 31, 2013:

a.
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

b.
Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedging instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 42,775.

c.
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

These transactions have been valued in accordance with the mechanism described in Note 3.4.14.(ii), recognizing the amount of 465,650 as income for the fiscal year.

d.
Forward sales due to BCRA Bills and Notes under reverse repurchase agreements for 175,277 and of Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 45,601 as income for the fiscal year.

e.
The Bank does not carry any balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500. This amount comprises Peso-denominated Discount bonds maturing in 2033 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”.  As of December 31, 2014 and 2013, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2.	The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2014 and 2013, in its capacity as Custodian Agent of  “FBA Renta Pesos”, “FBA Ahorro Pesos”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas”, “FBA Bonos Globales”, “FBA Bonos Latinoamericanos”, “FBA Renta Dólares”, “FBA Renta”, “FBA Total”, “FBA Acciones Globales”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Renta Premium” and “FBA Renta Corto Plazo” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes,  securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 5,917,790 and 1,499,521, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts -  Debit Accounts -Control - Other”.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2014	2013
FBA Ahorro Pesos	3,692,738	541,736
FBA Renta Pesos	2,515,529	1,460,275
FBA Calificado	223,763	126,513
FBA Horizonte	68,071	47,322
FBA Acciones Latinoamericanas	47,804	41,623
FBA Bonos Argentina	23,179	5,096
FBA Acciones Argentinas	793	468
FBA Bonos Globales	164	117
FBA Bonos Latinoamericanos (*)	—	26,211
FBA Renta Dólares (*)	—	5,971
FBA Renta (*)	—	20,537
FBA Total (*)	—	20,817
FBA Acciones Globales (*)	—	47,620
FBA Internacional (*)	—	4,558
FBA Ahorro Dólares (*)	—	14,092
FBA Renta Fija (*)	—	14,373
FBA Renta Premium (*)	—	8,866
FBA Renta Corto Plazo (*)	—	316
Total	6,572,041	2,386,511

(*)
On August 30, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo, on September 2, 2013 of FBA Acciones Globales and FBA Renta, on January 27, 2014 of FBA Internacional, FBA Total and FBA Bonos Latinoamericanos and on November 5, 2014, for FBA México (which did not have outstanding mutual fund shares). As of the date of issuance of these financial statements, the Asset Manager had paid off all the amounts due to the holders of shares in these funds, except to the holders of shares in FBA Acciones Globales, to whom partial payments have been made (with the remaining funds having been deposited in a special account at BBVA Francés).

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

Restriction on earnings distributions:

a)
In accordance with the provisions of BCRA, on April 7, 2015 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 640,899 currently included under Unappropriated earnings to the Legal Reserve.

b)
In accordance with the dispositions of point 2.1 of Communication "A" 5073 of "Distribution of Income" of the BCRA issued on January 27, 2012 and of Communication “A” 5689 issued on January 8, 2015, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On February 24, 2015 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of 400,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.0.74505 per share.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

On April 7, 2015 at the Bank’s Ordinary and Extraordinary Shareholders’ Meeting, it was approved that such distribution is subject to the prior authorization of the BCRA.

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

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case File Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2014	2013
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3,928	7,078
BBVA Francés Valores S.A.	781	557
PSA Finance Argentina Cía. Financiera S.A.	271,155	164,652
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	194	108
TOTAL	276,058	172,395

NOTE 17—ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2014 and 2013:

	December 31,
	2014	2013
COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	277,841	224,634
BCRA Checking Account	4,323,948	5,357,009
Special social security accounts	5,673	—
Franchises	—	81,944
TOTAL	4,607,462	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Special Guarantee Accounts	34,653	26,411
BCRA Checking Account	4,926,882	5,147,476
TOTAL	4,961,535	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
BCRA Checking Account	68,137	40,957
TOTAL	68,137	40,957

NOTE 18—THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

NOTE 19—RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Technical Secretariat; Reporting and Validation and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts, Special Proceedings and Policies, Tools and Follow-up.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers based on the amount of the transaction and on the opinion yielded by the set of evaluation tools known as “SAVERF”. Any application that receives a "study/reject" opinion from any of the evaluation tools must be analyzed by the Central Admission specialists.

Any exceptions to the polices currently in force are addressed by the Risk Management Committee and/or by the Technical Committee of Local Operations.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the probability of default and in addition, to a historical control over expected losses and loss given default of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The application of the rating model used to evaluate the Enterprise and Corporate Banking customers –which had been improved in the year 2013- to the whole portfolio was completed in the course of 2014. The upgraded version of the model yields improved sensitivity; classifies, in the case of Enterprise Banking, customers into any of four activity sectors (agribusiness, industry, retail and services) and allocates to the ratios different scores based on the industry. In addition, in the case of Corporate Banking, the model aspires to attain a global solution using consistent criteria by incorporating the sector as the axis and by contemplating differentiated sectorial treatment, multi-sector activities, multi-territory activities, parent company/affiliate adjustments and sovereign-risk adjustments as well as Standard and Poor's sectorial templates under one Moody's technological "Risk Analyst" platform.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

Financial Risk is the unit responsible for managing Market Risk (including Credit Risk at the Market and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks) and Stress scenarios plus Non-banking Risks. This unit is equally responsible for measuring and tracking Net fund requirements in different scenarios including stress scenarios and capital self-assessment. Additionally, it is responsible for capital self-evaluation.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its banking book has shrunk in line with BBVA Francés’ risk appetite.

For managing market risk, the VaR (“Value at Risk”) indicator is used as it is the basic unit for measuring and managing this risk in so far as it estimates the maximum expected loss with a 99% confidence level that can be seen in the market positions of a portfolio given a one-day time horizon. The volatility in risk factors used by the model is calculated using a historical 2-year window.

The structure of Market Risk limits establishes patterns of limits and alerts in terms of Economic Capital (CeR, as internally known) and VaR, stress, stop loss and sub-limits for each business unit.

Stress tests are conducted to estimate the maximum loss expected when the volatility intrinsic in historical crisis scenarios or either dynamic scenarios with the worst combinations of risk factors in a two-year period is applied to the outstanding portfolio.

The Market Risk model is validated at regular intervals through Back-testing sessions (with a 99% confidence interval and a 250-day time horizon) that seeks to determine the quality and accuracy of the model used to estimate Value at Risk. Based on this information, the daily outcomes of the portfolio are compared to the VaR estimates and the exceptions to the model are thusly identified.

The Market Risk Area is responsible for the prudential fair value estimation of financial instruments. This is one of the processes involved in identifying, assessing, tracking and mitigating market risk.

Besides, is responsible for obtaining and disseminating all the prices with an impact on the trading and structural portfolios and third parties’ holdings under the custody of BBVA Francés. This is achieved through the use of tools and automatic processes that are controlled and adjusted every day to ensure that results are adequate.

Market Risks manages Credit Risk at the Market Room. Using different tools, transactions are verified and the risk assumed with each counterparty is analyzed and calculated. The model used to estimate credit risk in derivatives allows the user to determine not only current exposure for each one of the counterparties but also their possible future evolution in the face of variations in the different market variables. The model combines credit risk factors to generate future credit loss distributions taking into consideration the diversification effect by term and correlation. The risk assumed with each counterparty is analyzed to avoid concentration and diversify potential risk factors.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

The main basic metrics used to control liquidity risk include:

-
Self-funding ratio: the metrics known as “Loans to Stable Customers Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Bank’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

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

On the topic of regulatory ratios, it must be underscored that already in the year 2012 the Basle Committee had approved the definitive implementation of the LCR (Liquidity Coverage Ratio), both in terms of defining the computable assets comprised by the liquid assets buffer and of fixing the schedule for stepwise introduction. This information has been requested by the Argentine Central Bank since June 2014 (Communication “A” 5494 as subsequently modified and Communication “A” 5583). Such informational requirements have been satisfied and all adaptations have been made in order to fulfill these statutory requirements. As of the date of these financial statements, BBVA Francés exhibits over-compliance with the requirements of the new LCR ratio as to complete application. Pursuant to Communication "A" 5693 issued on January 8, 2015 and to be in effect for fiscal 2015, the Argentine Central Bank decided that the LCR must be calculated on a permanent basis and reported to the Argentine Central Bank every month. The Bank is presently adapting its applications in order to satisfy these new requirements.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés' exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

To that end, the Executive Committee, the Steering Committee and the Asset and Liability Committee (ALCO) are charged with actively managing the balance sheet abiding by the guidelines approved by the Bank.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

-	Economic value sensitivity

Economic value sensitivity is a measure that supplements financial margin sensitivity. It measures the interest risk inherent in equity value (an entity's own resources) based on the influence that a variation in interest rates has on the present values of financial assets and liabilities.

-	Margin at Risk

In much the same way as with economic capital, the Bank calculates Margin at Risk, understood as the maximum unfavorable deviation in the financial margin projected for a pre-determined level of confidence. Margin at Risk is calculated on the basis of a model that simulates curves as it has been used in the economic capital calculations. Each one of the scenarios generated in the simulation is applied to the different monthly terms, up to one year, thus forming a trail of rates that is then used in determining financial margin in that scenario. This calculation procedure, that generates at one year the same scenarios as in the economic value simulations, allows Margin at Risk to be determined as the maximum loss in margin projected at 12 months given a certain confidence interval.

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

Economic Capital

A financial institution’s economic capital or capital at risk (CeR, as is internally known) is that required to cover unexpected losses stemming from the exposures to risk that may affect the Bank.

The area of Scenarios and Non-Banking Risks is responsible for evaluating and monitoring current capital adequacy as well as current and future minimum capital requirements and their relation to the Bank’s strategic plan.

The risk profile of BBVA Francés focuses on those risks which, given their relevance, are apt to affect current or future solvency. Therefore, economic capital estimates include the following risks: credit risk, interest rate risk, liquidity risk (comprised within interest rate risk), market risk, operational risk, concentration risk, reputational risk and strategic risk.

Stress Testing

Finally, the area of Scenarios and Non-Banking Risks is responsible for conducting the Bank’s stress testing activities. Stress tests are understood to refer to the assessment of a financial position in the face of a severely adverse though possible scenario.

In this respect, stress tests are divided as per their scope of application into individual and comprehensive. Individual stress tests are aimed at measuring the impact of an adverse scenario at the individual level by risk type. Comprehensive stress tests seek to quantify impacts at the aggregate level of adverse scenarios in terms of the Balance sheet, the Income statement, any changes in cash flows and any capital requirements associated to a given projected stress situation.

Stress tests at BBVA Francés are individually applied to credit risk, market risk, structural interest rate type and liquidity and at the comprehensive level, in line with the guidelines laid down by the Argentine Central Bank in the informational regime associated to the Business Plan.

c)	Operational Risk

The Risk Department relies on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Within the Risk Department, the “Country Operational Risk Management” area is charged with enforcing compliance with the Internal Control and Operational Risk Model, managing the IT tools that provide support and enforcing the single methodology adopted for managing operational risk that serves to identify, value, evaluate and control operational risk in its various stages: admission, follow-up and mitigation.

This Model is based on a scheme of Control Specialists for five areas pre-defined as critical and of Operational Risk Managers for the remaining business and support areas. On the subject of Model Governance, the model is overseen by the highest-ranking Bank authorities and there are Operational Risk Committees in each unit

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

As regards the tools, the Bank has a workflow in place to manage the process to admit operational risk for new Businesses, Products or Services. Besides, it has an application that maps all operational risks and evaluates them. This application contains processes, risks and controls. Regarding loss events by operational risk, the Bank has a base that reflects them. These tools are functioning well and the level of implementation is optimum.

Besides, a Risk Appetite Index (IRO, the initials in Spanish for Operational Risk Index) has been defined. It reflects the Bank’s desirable maximum operational risk tolerance limit and must be followed up every month.

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

d)	Technical Secretariat and Reporting

The Technical Secretariat and Reporting area is responsible for the procedures that control the operating ratios associated to credit risk grading and diversification, provisioning, determination of risk quotas by industry segment and by type of funding.

It is equally responsible for the preparation and follow-up of the budget at the senior management level, which is exercised on the basis of the assumptions laid down in the Bank's budget, for contrasting the budget to actual monthly values and their impact on the cost of arrears. Said management activity is vital to determine whether quality standards in the field of credit risk have been duly satisfied in as much as they constitute the objective unavoidably pursued by all the units comprised by Risk at BBVA Francés.

The area has a reporting unit that is responsible for generating the reports for the Risk Department in order to make decisions in compliance with the credit policies internally in place at the Bank and those imposed by oversight authorities, reviewing processes and proposing alternatives for improvement. These reports are aimed at adequately analyzing credit risk management in its various stages ranging from identification, going through evaluation through to the follow-up stage.

Studies are conducted in connection with the distribution of risks by economic sector, changes in customer risks both at the internal level and in the financial system as a whole, a follow-up of debtor delinquency and significant growth, statistics associated to risk approvals, benchmarking reports, generation of tools that lead to the identification of the best risks to associate, use of approved limits and evaluation of the different campaigns launched by the Bank.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Finally, it is in charge of running the Risk Committees, analyzing rules and regulations and reviewing and coordinating audits.

All the activities associated to relevant measurement, follow-up and control are submitted to the Risk Committees for them to analyze and, depending on the issue, they are sent to the Board and to the Steering Committee.

NOTE 20—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2014 and 2013 for transactions performed with parents and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2014	2013	2014	2013	2014	2013

BBVA	103,105	28,062	87,622	53,269	43,591	26,740
BBVA Consolidar Seguros S.A.	26,447	19,183	23,560	24,320	18,311	—
Rombo Cía. Financiera S.A.	685,446	1,063,677	9,653	9,733	334,653	524,802

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

Additionally loans were granted to Key Management Personnel by 16,718 and 11,060 as of December 31, 2014 and 2013, respectively.

The net income as of December 31, 2014, 2013 and 2012, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net income (1)
	2014	2013	2012
Income	610,747	9,097	262,671
Expenses	(55,214)	(1,393)	(46,104)
	555,533	7,704	216,567

(1)    All the concerted operations have been contracted according with market’s conditions.

NOTE 21—TRANSPARENT CORPORATE GOVERNANCE POLICY

▪	THE BOARD OF DIRECTORS

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman
Business experience: Vice Chairman, BBVA Francés Valores S.A.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés; Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, Sociedad Argentina de Energía S.A.; Alternate Director, HidroNeuquén S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman 1°
Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°
Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Mario Luis Vicens	Regular Director
Business experience: Executive Chairman, Asociación de Bancos de la Argentina ABA; Regular Director, Seguros de Depósitos S.A. SEDESA; Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris S.A.; Regular Director, BCRA; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department, BCRA.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Name	Current Position	Background and Work Experience

Luis Bernardo Juango Fitero	Regular Director
Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.
Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Martín Ezequiel Zarich	Alternate Director
Business experience: Regular Director, BBVA Consolidar Seguros S.A.; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay; Director, BBVA Francés Cayman Ltd.; Assistant General Director for Commercial Development,  BBVA Group; Economist, Banco de Crédito Argentino; Controller and Budget Area Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino.

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

-	Implement the strategies and policies approved by the Board.

-	Evaluate and propose business and investment strategies and general risk policies.

-	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.

-	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives.

-	Establish business synergies with the remaining Group companies.

-	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.

-	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

-	Evaluate and propose Bank-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Ricardo Enrique Moreno	Executive Director
Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation and Productivity, BBVA.

Ignacio Sanz y Arcelus	Director, Finance and Planning
Finance Area – Technology and Operations, BBVA; Director of the Department of  Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Controller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader, Arthur Andersen Auditores S.A.

Jorge Alberto Bledel	Director, Digital Banking & Transformation	Innovation and Business Model Manager, BBVA.
Martín Ezequiel Zarich	Director, Innovation and Development
Alternate Director, BBVA Francés; Regular Director, BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Gustavo Osvaldo Fernández	Director, Human Resources and Services
Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking
Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant in Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Jorge Delfín Luna	Director, Commercial
Regional Manager, Citibank Branch; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Gustavo Siciliano	Media Director
Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

▪	BBVA FRANCES’S OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2014, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2014
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,060,144	29.81
The Bank of New York Mellon (2)	52,840,785	9.84
Administración Nacional de Seguridad Social (Argentine Social Security Authority)	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

▪	ORGANIZATIONAL STRUCTURE

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

▪	COMMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMMITEE – LAW Nr. 26,831 (CNV/SEC)

BBVA Francés’ Audit Committee (CNV/SEC) is a multiple-member body, with a majority of directors who meet the independence criteria of Law Nr. 26,831. Its purpose is to assist the Board of Directors in the assessment of the External Auditor’s function and independence and to perform the internal control function at the Bank.

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

c)	INTERNAL AUDIT COMMITTEE (BCRA)

BBVA Francés’ Internal Audit Committee is made up by the officers appointed by the Board of Directors. This Committee must have at least two members and at least one member must be an independent director. The operation of this Committee shall be governed by the rules of the BCRA and by internal regulations.

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

d)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by : (i) BBVA Francés’ Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

The functions of the Committee consist mainly in:

-	Establishing guidelines and continuously reviewing the degree of progress with each action.

-	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

-	Evaluating the potential risk of asset laundering in the new products and/or services.

-	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

e)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director of Media, the Technology and Operation Manager, the Systems Manager and the Informational Assets Administration, Security and Safety Manager.

The main duties of the IT Committee are:

-	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

-	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

▪	OTHER COMMITTEES

a)	Risk Committees

1)     Risk Management Committee

This Committee is made up by the Executive Director or General Manager, Risk Director, Validation and Internal Control Manager, Retail Risk Manager, Enterprise Risk Manager and Wholesale Risk Manager (which are permanent members); the Financial Risk and Reporting Manager and the Recoveries Manager (who are optional or ad hoc members), by the position in charge of Global Management and the Technical Secretariat plus the person responsible for the area involved in the issue up for discussion and the Lecturer (who are all ad hoc participants).

The aim of this Committee is to:

-
Approve all those transactions and financial programs put together by clients or corporate groups within the scope of Corporate & Investment Management that exceed the powers of the Credit Risk Committee, Financial Entities and Issuer Risk, and all those issues that are settled outside the local environment and all those transactions that are not included in the preceding point and which, given their status as special or exceptional warrant inclusion therein.

-	Approve roll-overs, terminations and write-offs applicable to individual and enterprise customers according to currently applicable delegation rules.

-	Approve the non-delegated risk transactions (risks associated to communication media, public relevance, political parties, trade unions, or companies related to the Bank or its officers).

-
Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

-	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.

-	Approve Asset Allocation and Portfolio Lending Program (PLPs) limits and stress testing.

-	Approve the delegation of powers.

-	Approve the processes to sell portfolios and portfolio results and the realization of assets taken as collateral.

-
Call the Crisis Committee when it sees fit or when the wholesale or retail tracking committee sees it fit and approve the actions defined by that committee to mitigate the risk alerts discussed above with the respective follow-up committees.

2)     Local Operations Technical Committee

This Committee is made up by the Risk Director, Validation and Internal Control Manager, Retail Risk Manager, Enterprise Risk Manager and Wholesale Risk Manager (which are permanent members); the Financial Risk and Reporting Manager and the Recoveries Manager (who are optional or ad hoc members), by the position in charge of Global Management and the Technical Secretariat plus the person responsible for the area involved in the issue up for discussion and the Lecturer (who are all ad hoc participants).

This Committee analyzes transactions for up to an amount of US$40,000,000 and its main functions are:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

-	Approve all those transactions and financial programs put together by clients or conglomerates.

-
Approve term extensions, short-term roll-overs and changes to transactions and short-term Financial Programs and amendments to transactions and Financial Programs put together by clients or conglomerates that exceed the powers vested on the Wholesale Credit Risk Committee.

-	Approve roll-overs, terminations and write-offs applicable to individual and enterprise customers.

-	Approve the renewals and extensions of pre-approved or massive campaigns

b)	Corporate Assurance Committee

The Corporate Assurance Committee is made up by an Executive Director in his capacity as Chairman of the Committee and the Management Committee members.

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

The main functions of the Human Resources Committee are to:

-	Establish the structure of the organizational chart.

-	Approve promotions to managerial positions.

-	Define the guidelines governing human resources policies.

-	Establish remuneration and incentive criteria.

-	Evaluate benefits to personnel.

-	Establish career and training plans.

e)	Regulatory Compliance Committee

This Committee is made up by three Regular Directors, the Executive Director or General Manager, the Assistant Director of Regulatory Compliance, the Commercial Banking Director, the Finance and Planning Director and the Assistant Director of Legal Services. The minutes and other housekeeping issues associated to this Committee shall be the responsibility of the Institutional Area of Legal Services.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Its main functions are:

-	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.

-
To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

-
To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

-
To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

-	To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware.

-
With respect to those circumstances that may entail significant risks to BBVA Group in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the financial statements reflect whatever should be relevant.

-	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

▪	THE SUBSIDIARIES AND AFFILIATES OF BBVA FRANCÉS

The main subsidiaries and affiliates of BBVA Francés are:

1)	BBVA Francés Valores S.A. engaged in securities trading at the Buenos Aires Stock Exchange.

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

4)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see Note 15 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2014.

5)
Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6)
BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

▪	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 53 branches, with the remaining 116 branches being situated in the Argentine provinces.

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

▪	FINANCIAL INCENTIVES FOR PERSONNEL

BBVA Francés has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

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

For the observance of these principles, the Bank has instruments embedded in the remuneration processes that are detailed below:

-
Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

-
Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Besides, BBVA Francés uses performance assessments as a key tool to remunerate the effort and the results of each employee. At the end of each fiscal year, each head of area evaluates the objectives of their employees in order to obtain the individual performance assessment of performance for the year. Within it, we can distinguish four types of objectives: Quantitative, Customer-related, Tactical and Other.

The outcome of the assessments reflects the levels contributed by each team member and it is on this basis that the right to collect the pre-defined incentives is defined.

 “Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Bank. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

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

-
Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually to each employee by the supervisor based on the assessment of performance-evaluation of performance and the position’s reference bonus. In addition, variables associated to the attainment of the Bank’s objectives in accordance with the criteria adopted by BBVA Group and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

-
Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Bank’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

-
Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

-
Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Bank. The quantity of shares finally delivered depends on the attainment of indicators and of their relevant weights.

Besides, starting in 2012, the Bank has incorporated a new system to calculate and pay the annual variable bonus for a given group of executives whose professional activities have a material impact on the Bank’s risk profile.

This group’s executives receive, at least, 50% of the annual variable bonus for each fiscal year in shares. The payment, both in cash and in shares is distributed as follows: 60% of the bonus is paid during the first quarter of the year and the remaining 40% is distributed in deferred thirds for up to 3 years as from the first date of payment of the variable bonus.

The shares delivered to this group of employees that are part of their annual variable bonus for the year are of restricted availability during the year immediately following their delivery. The restricted availability regime applies to the net amount of the shares, that is, discounting the part necessary for the employee to pay the taxes levied on the shares received. Such restricted availability regime applicable to shares applies equally in the events of termination of the labor relationship between the employee or executive with BBVA Francés for any reason other than death and certified total labor disability in all degrees. At the expiration of the period of restricted availability, this group of BBVA Francés employees are free to transfer their shares as they see fit.

Besides attaining the objectives laid down for such incentive, beneficiaries must remain active in the Bank as of the date of calculation and settlement, must have generated the right to collect their ordinary variable bonus for that year and they must be free from penalties for serious breaches of the Code of Conduct and other internal regulations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall be enjoined from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

NOTE 22—IFRS CONVERGENCE IMPLEMENTATION PLAN

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in  the Argentine Central Bank's Communication “A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018.

NOTE 23—OTHER REQUIRED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

23.1.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2014	2013
Peso and Foreign Currency Balances	6,455,441	5,583,762

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

23.2.	Interest-bearing deposits with other banks

a)
Included in “Cash and Due from Banks” there are: (1) interest-bearing deposits with the BCRA totalling 9,350,350 and 10,576,744 as of December 31, 2014 and 2013, respectively; and (2) interest-bearing deposits in local banks totalling 10 as of December 31, 2013.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 55,328 and 59,618 as of December 31, 2014 and 2013, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totalling 277,841.and 224,634 as of December 31, 2014 and 2013, respectively.

23.3.	Instruments issued by the BCRA at amortized cost

The book value and fair value of instruments issued by the BCRA at amortized cost at December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013	2014	2013	2014	2013
	Book value		Gross unrealized losses		Fair value
BCRA Bills	6,537,187	1,232,715	28,092	6,421	6,509,095	1,226,294
Total	6,537,187	1,232,715	28,092	6,421	6,509,095	1,226,294

The amortized cost and the fair value of instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2014, by contractual maturity, were as follows:

	December 31, 2014
	Amortized cost	Fair value
Due in one year or less	6,537,187	6,509,095
Total	6,537,187	6,509,095

23.4.	Loans

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2014	2013
Government sector	54,459	40,915
Financial sector	1,127,116	1,871,093
Non-financial private sector and residents abroad	41,199,059	35,278,648
—Commercial portfolio
With self-liquidating preferred guarantees	1,060,962	393,906
With other preferred guarantees	775,810	579,452
Without preferred guarantees	14,583,191	14,723,542
—Consumer portfolio
With self-liquidating preferred guarantees	37,243	18,270
With other preferred guarantees	4,023,478	3,904,886
Without preferred guarantees	20,718,375	15,658,592

Less: Allowances for doubtful loans	(937,794)	(722,462)
Total	41,442,840	36,468,194

Commercial loans: encompasses all financing facilities, other than those not reaching an amount equivalent to 2,500 and 1,500 at December 31, 2014 and 2013, respectively, with or without preferred guarantees.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 2,500 and 1,500 at December 31, 2014 and 2013, respectively, with or without preferred guarantees.

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

The following table analyzes our loan portfolio as of December 31, 2014 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2014	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	54,459	2,532	—	51,927	—
To the financial sector	1,127,116	536,995	474,262	115,859	—
To the non-financial private sector and residents abroad	41,199,059	24,384,700	7,543,016	9,117,886	153,457
Overdrafts	6,989,492	5,703,399	1,211,316	74,777	—
With privileged guarantees	5,249,052	982,772	1,575,721	2,543,404	147,155
Credit cards	11,569,542	11,569,542	—	—	—
Other	17,390,973	6,128,987	4,755,979	6,499,705	6,302
Total	42,380,634	24,924,227	8,017,278	9,285,672	153,457
Percentage of total loan portfolio	100.00%	58.81%	18.92%	21.91%	0.36%

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The Bank also tracks its loan portfolio by industry segment. At December 31, 2014, the following industry segments represented the loan concentrations:

Industry Segment	As a percentage of total loans
Consumer	49.50%
Other	18.37%
Chemicals	6.61%
Retail trade	5.37%
Agricultural and livestock	5.29%
Wholesale trade	3.90%
Beverage	2.91%
Food stuff	2.70%
Financial sector	2.66%
Industrial metals	1.63%
Construction	1.06%
Total	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

During 2014 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Supervisory Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Balance at the beginning of the fiscal year	891,417	596,153
New Loans	13,606	296,139
Repayments	(350,478)	(875)
Balance at the end of the fiscal year	554,545	891,417

Total loans outstanding to these related parties at December 31, 2014 and 2013 including accrued interest, amounted to 755,884 and 1,090,469, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2014 and 2013, approximately 58,146 and 63,589 or 0.14% and 0.17% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2014 and 2013, non-performing loans amounted to 418,283 and 284,254, respectively. Past due loans included in the abovementioned amounts reach to 319,511 and 188,871 at December 31, 2014 and 2013, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

23.5.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2014	2013	2012
Balance at the beginning of the fiscal year	722,462	523,857	444,973
Provision for loan losses	575,510	456,267	259,181
Charge-offs	(360,178)	(257,662)	(180,297)
Balance at the end of the fiscal year	937,794	722,462	523,857

23.6.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2014	2013
With preferred guarantees	384,930	624,368
Without preferred guarantees	2,232,708	549,167
Allowances	(5,267)	(5,044)
	2,612,371	1,168,491

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2014	2013
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	2,984,388	5,414,377
“Notional” amount of non-deliverable forward sales	2,915,793	1,871,743
Interest rate SWAP	1,003,244	1,367,098
Contra credit derivatives accounts	(3,987,632)	(6,781,475)
Contra debit derivatives accounts	(2,915,793)	(1,871,743)
Non-deliverable forward transactions balances pending settlement-Receivables	139,149	6,744
Non-deliverable forward transactions balances pending settlement-Liability	408	47,245
Debtors under forward sales of foreign exchange	376,231	51,914

Repurchase agreements with government securities
Forward sales under repurchase agreements	911,981	180,532
Debtors under repurchase agreements with the BCRA	866,027	176,191

Spot transactions with pending settlement
Unsettled spot securities purchases	9	9,011
Creditors under unsettled spot securities purchases	9	—
Debtors under unsettled spot securities sales	10	—
Unsettled spot securities sales	9	8,999
Unsettled spot foreign exchange purchases	287,347	52,144
Creditors under unsettled spot foreign exchange purchases	287,414	51,914
Debtors under unsettled spot foreign exchange sales	5,047	13,864
Unsettled spot foreign exchange sales	381,042	65,980
Unsettled spot Government securities purchases	25,328	11,412
Creditors under unsettled spot Government securities purchases	25,328	11,384
Debtors under unsettled spot Government securities sales	158,247	18,077
Unsettled spot Government securities sales	163,394	18,161

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

23.7.	Premises and equipment and other assets

23.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2014	2013
Land and buildings	50	637,783	602,884
Furniture and facilities	10	457,926	283,072
Machinery and equipment	3 and 5	317,074	234,222
Vehicles	5	10,188	9,506
Accumulated depreciation		(493,211)	(424,689)
Total		929,760	704,995

Depreciation expense was 139,236, 100,766 and 86,813 at December 31, 2014, 2013 and 2012, respectively.

23.7.2.	Other assets

Other assets consisted of the following at December 31, 2014 and 2013:

	Estimated useful life (years)	December 31,
Description		2014	2013
Advances to suppliers of goods		940,218	486,010
Construction in progress (see Note 23.18)		152,687	93,957
Rent assets	50	2,247	2,294
Works of art	—	992	992
Assets acquired for secure loans	50	2,424	2,423
Stationery and office supplies	—	24,165	7,844
Land and buildings not affected by banking activities	50	65,228	66,477
Total		1,187,961	659,997

Depreciation expense was 926, 395 and 376 at December 31, 2014, 2013 and 2012, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

23.8.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2014 and 2013, is as follows:

		December 31,
Description	Estimated useful life (years)	2014	2013
Computer software acquisition expenses and computer programs development expenses	up to 5	87,730	72,678
Other intangible assets	up to 5	56,942	48,077
Total		144,672	120,755

The 2014 and 2013’s variations in intangible asset accounts were as follows:

	December 31,
	2014	2013
Balance at the beginning of the fiscal year	120,755	117,331
—Additions	97,768	92,893
—Decreases	—	—
—Period amortization	(73,851)	(89,469)
Balance at the end of the fiscal year	144,672	120,755

23.9.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2014	2013
Short-term liabilities	26,026	93,746
Long-term liabilities	47,084	—
Total	73,110	93,746

At December 31, 2014 and 2013, accrued interests and other differences included on the above liabilities amounted to 538 and 697, respectively.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2015	25,676
2016	20,111
2017	1,297
Total	47,084

23.10.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
Description	2014	2013
Short-term liabilities
Other lines of credit from local and foreign banks	478,706	588,717
Total short-term liabilities	478,706	588,717
Long-term liabilities
Other lines of credit from local and foreign banks	74,614	—
Total long-term liabilities	74,614	—
Total	553,320	588,717

Accrued interests included on the above liabilities are 22,870 and 47,839, at December 31, 2014 and 2013, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2015	74,614
Total	74,614

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

23.11.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2014	2013
Assets
Cash and due from banks	6,074,553	5,918,782
Government and private securities	416,368	872,041
Loans	2,044,185	1,111,428
Other receivables from financial transactions	324,144	100,620
Receivables from financial leases	—	60
Investments in other companies	2,259	1,722
Other receivables	168,957	146,985
Suspense items	378	562
Total	9,030,844	8,152,200
Liabilities
Deposits	5,488,117	4,720,888
Other liabilities from financial transactions	1,733,911	821,826
Other liabilities	55,840	118,440
Suspense items	1,016	571
Total	7,278,884	5,661,725

23.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2014 and 2013 the consolidated minimum capital is based upon risk-weighted assets and also considers operational risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2014	5,099,413	10,406,607	5,307,194
December 31, 2013	3,964,903	7,080,153	3,115,250

(1)
The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 153,535  and 305,068 as at December 31, 2014 and 2013, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

23.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2014, 2013 and 2012, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

23.14.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 the BBVA Francés gives to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consists in a percentage calculated over determinate recompensing concepts. At December 31, 2014, 2013 and 2012 the Bank has been accruing 1,516, 2,339 and 2,245 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP.

Additionally, following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Francés, approved incentive plan which included the delivery of BBVA shares to certain executives. At December 31, 2014 the Bank recognized 12,956 for this concept. It had not impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 208,222, 201,306 and 168,804 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

23.15.	Business segment consolidated information

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	As of December 31, 2014
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	71,938,474	2,300,710	74,239,184	49,722	74,288,906
Financial income	12,718,903	552,435	13,271,338	5,661	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800	—	5,209,800
Total income (1)	17,506,926	974,212	18,481,138	5,661	18,486,799
Financial expenses	(5,413,795)	(248,813)	(5,662,608)	2,489	(5,660,119)
Allowances for doubtful loans	(561,330)	(13,333)	(574,663)	—	(574,663)
Operating expenses	(5,556,415)	(37,742)	(5,594,157)	(12,940)	(5,607,097)
Other expenses (2)	(3,179,083)	(155,637)	(3,334,720)	(2,041)	(3,336,761)
Total expenses (3)	(14,710,623)	(455,525)	(15,166,148)	(12,492)	(15,178,640)
Results on minority interest in subsidiaries	(310)	(106,503)	(106,813)	3,150	(103,663)
Total net income	2,795,993	412,184	3,208,177	(3,681)	3,204,496

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

	As of December 31, 2013
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for doubtful loans	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (2)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (3)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
Results on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income	1,750,650	274,295	2,024,945	(701)	2,024,244

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	As of December 31, 2012
	Continued operations			Discontinued operations (5)	Total
	Banking Financial			Pension Fund Manager
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total

Total assets	42,761,978	1,916,525	44,678,503	106,076	44,784,579
Financial income	5,423,751	281,442	5,705,193	9,728	5,714,921
Service charge income and other income	2,735,119	197,682	2,932,801	5,400	2,938,201
Total income (1)	8,158,870	479,124	8,637,994	15,128	8,653,122
Financial expenses	(1,955,017)	(106,114)	(2,061,131)	3,260	(2,057,871)
Allowances for doubtful loans	(242,753)	(13,506)	(256,259)	—	(256,259)
Operating expenses	(3,014,278)	(25,453)	(3,039,731)	(21,977)	(3,061,708)
Other expenses (2)	(1,896,026)	(81,333)	(1,977,359)	(51)	(1,977,410)
Total expenses (3)	(7,108,074)	(226,406)	(7,334,480)	(18,768)	(7,353,248)
Results on minority interest in subsidiaries	(84)	(37,790)	(37,874)	1,679	(36,195)
Total net income	1,050,712	214,928	1,265,640	(1,961)	1,263,679

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Pension Fund Manager segment has been affected by the reform of the integrated retirement and pension system, as mentioned in Note 15.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of instruments issued by the BCRA, other debt obligations and Federal Government secured loans. For the fiscal years ended December 31, 2014, 2013 and 2012 the Bank recorded net income from government securities for 1,661,035, 357,995 and 641,438, respectively. In addition, for the fiscal years ended December 31, 2014, 2013 and 2012, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree Nr. 1387/01), including CER accrual for 16,454, 8,840 and 6,388, respectively.

23.16.	Consolidated income statements and balance sheets

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

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2014	2013	2012
Consolidated Income Statements
Interest and fees on loans	8,188,102	5,869,353	4,050,719
Trading account interest	1,996,097	485,258	769,498
Total interest income	10,184,199	6,354,611	4,820,217
Interest on deposits	4,185,730	2,388,993	1,541,589
Interest on short-term borrowings	550,202	284,740	173,620
Interest on long-term debt	—	3	1
Total interest expense	4,735,932	2,673,736	1,715,210
Net interest income	5,448,267	3,680,875	3,105,007
Provision for loan losses	574,663	453,264	256,259
Net interest income after provision for loan losses	4,873,604	3,227,611	2,848,748
Service charges on deposit accounts	702,687	305,997	377,430
Credit card service charges and fees	3,448,494	1,999,788	1,308,886
Fees on securities activities	22,370	16,745	11,067
Other commissions	2,087,809	1,847,781	1,300,305
Income from investment in equity securities	193,304	96,686	71,779
Foreign currency gains, net	856,129	590,982	190,309
Gains on disposal of fixed and other assets	1,005	477	43,578
Others	990,796	845,723	529,551
Total other income	8,302,594	5,704,179	3,832,905
Consolidated Expenses Statements
Commissions	872,368	615,635	468,422
Personnel expenses	2,849,130	1,959,587	1,581,391
Fees and external administrative services	407,995	291,108	215,488
Depreciation of bank premises and equipment and other fixed assets	140,162	101,161	87,189
Business travel and development	34,365	26,359	22,098
Utilities	99,948	70,095	60,393
Advertising and promotion	232,988	172,307	146,287
Contributions and taxes	1,745,515	1,172,410	729,595
Maintenance and repairs	258,961	183,157	130,202
Provision for loss contingencies	236,826	166,288	351,450
Others	1,422,720	1,027,979	760,783
Total other expenses	8,300,978	5,786,086	4,553,298
Income before income tax and tax on minimum presumed income expenses	4,875,220	3,145,704	2,128,355
Income tax and tax on minimum presumed income expenses	1,670,724	1,121,460	864,676
Net income attributable to the controlling interest	3,204,496	2,024,244	1,263,679
Results attributable to the non-controlling interest	(103,663)	(54,414)	(36,195)
Net income	3,308,159	2,078,658	1,299,874
Net income per Ordinary Share (1)	5.97	3.77	2.35

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

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2014 and 2013 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2014	2013
Assets
Cash and due from banks	3,209,804	2,305,037
Interest bearing deposits in other banks	9,628,191	10,801,378
Unsettled spot purchases	312,684	72,567
Debtors under forward sales and under reverse repurchase agreements	1,242,258	228,105
Debtors under unsettled spot sales	163,304	31,941
Trading account assets	11,633,325	3,459,771
Investments securities	322,990	210,657
Loans	42,380,634	37,190,656
Allowance for loan losses	(937,794)	(722,462)
Premises and equipment	929,760	704,995
Intangible assets	144,672	120,755
Other assets	5,259,078	4,120,224
Total assets	74,288,906	58,523,624

Liabilities and Stockholders’ Equity
Interest bearing deposits	33,038,076	29,198,369
Non interest bearing deposits	18,404,801	14,561,096
Creditors under forward purchases and under reverse repurchase agreements	408	47,245
Creditors under unsettled spot purchases	312,751	63,298
Forward sales and under repurchase agreements	912,653	180,532
Unsettled spot sales	544,445	93,140
Other short-term borrowings	5,610,907	3,697,639
Other liabilities	2,802,470	1,782,981
Long-term debt	1,236,369	861,406
Commitments and contingent liabilities	818,092	709,343
Common Stock	536,878	536,878
Other stockholders’ equity	9,794,998	6,619,302
Non-controlling interests in consolidated subsidiaries	276,058	172,395
Total liabilities and stockholders’ equity	74,288,906	58,523,624

The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2014 and 2013 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2014	2013
Assets
Cash and due from banks	90	77
Trading account assets	7,302	27,064
Other assets	42,330	46,631
Total assets	49,722	73,772

Liabilities
Interest bearing deposits	—	(22,136)
Non interest bearing deposits	(290)	(2,099)
Other short-term borrowings	5	—
Other liabilities	2,883	3,219
Commitments and contingent liabilities	38,605	79,438
Non-controlling interests in consolidated subsidiaries	3,928	7,078
Total liabilities	45,131	65,500

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

23.17.	Off-Balance sheet financial instrument

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2014 and 2013 the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 23.6. The following table shows at December 31, 2014 and 2013 the notional value forward transactions and SWAP that fall within trading classification:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
	2014	2013
Forward sales and purchases of foreign currency	5,900,181	7,286,120
Forward sales / purchases under reverse repurchase agreements	911,981	180,380
Interest rate SWAP	1,003,244	1,367,098

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2014	2013
Credit lines granted (unused portion) covered by debtor classification regulations	640,198	453,478
Foreign trade acceptances and standby letters of credit	290,735	199,231
Guarantees granted	595,435	446,358

 (*) A significant portion of the Bank’s guarantees as of December 31, 2014 and 2013 has a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2014	2013
Self-liquidating counter guarantees	128,074	105,643
Preferred counter guarantees	5,311	6,232
Without guarantees	1,182,530	828,409

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2014	2013
Checks drawn on the Bank pending clearing	564,348	602,976
Checks drawn against other Banks	965,725	1,186,195
Drafts and notes for collection	573,483	686,371

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

c)	Trust activities

See Note 10.

23.18.	Contractual commitment

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

NOTE 24—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

24.1.	Income taxes

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31,
Description	2014	2013	2012
Income before income tax in accordance with U.S. GAAP	4,776,916	3,359,310	2,270,399
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	1,671,921	1,175,759	794,640
Tax exempt income	(83,221)	(77,282)	(48,412)
Donations	4,299	2,891	4,076
Non-deductible items	15,233	64,800	—
Other, net	10,926	14,598	(21,009)
Income tax computed in accordance with U.S. GAAP	1,619,158	1,180,766	729,295
Income tax computed in accordance with BCRA’s rules	1,670,724	1,121,460	864,676
Adjustments to reconcile (tax benefit) / income tax to U.S. GAAP	(51,566)	59,306	(135,381)
Charge for allowances on deferred tax assets	42,278	—	—

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (48,989, 39,910 and 19,270 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (420, 370, and 1,812 for the fiscal years ended December 31, 2014, 2013, and 2012, respectively) and gains generated in Tierra del Fuego province, which were not subject to income tax (33,812, 37,002 and 27,330 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively).

 “Other, net” includes other net effects, tax exempt income and non-deductible items.

The principal components of “Other, net” are explained in the table below:

	December 31,
Concept	2014	2013	2012
Real property sales result	—	—	(25,986)
Non-deductible royalties	3,170	6,279	—
Business travel and development non-deductible	319	289	243
Other	7,437	8,030	4,734
Other, net	10,926	14,598	(21,009)

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

As mentioned in Note 5.1 to the Consolidated Financial Statements, “Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.  Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax recoverable amounting to 8,400 and (25,800) for the fiscal years 2014 and 2013, respectively, were classified in the “Other Expense” or “Other Income” line item of the Consolidated Statement of Operations (see Notes 6.k) and 6.l), as appropriate,  with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules.

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income – TOMPI-” line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9. Under BCRA’s rules, this account should include the current income tax and TOMPI while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item. In the years 2014, 2013 and 2012 and “income tax and TOMPI” account includes income tax 1,670,724, 1,121,460 and  864,676, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The allowances on deferred tax assets in accordance with U.S. GAAP are shown below:

	December 31,
Description	2014	2013	2012
Accounting evolution
Initial Balance	—	—	—
Increase / (decrease)	42,278	—	—
Final Balance	42,278	—	—

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the income tax computed in accordance with U.S. GAAP:

	December 31,
	2014	2013	2012
Income tax computed in accordance with BCRA’s rules	1,670,724	1,121,460	864,676
Net current Tax adjustment U.S. GAAP	(51,566)	59,306	(135,381)
Income tax computed in accordance with U.S. GAAP	1,619,158	1,180,766	729,295

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under U.S. GAAP for the fiscal year ended December 31, 2014.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with U.S. GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 64,055 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

3.
Adjustment in Deferred tax asset allowance: Existing BCRA regulations do not allow accounting for deferred tax assets. As such, we credit that valuation allowance for the same amount to offset the effect. The impact of this is therefore null on the income statement. Under U.S. GAAP, however, there is an impact on the results because under U.S. GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

Detailed below is a numeric reconciliation for a better comprehension of the above:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31, 2014

Income tax computed in accordance with BCRA´s rules		1,670,724

1. Adjustments to reconcile tax benefit to U.S. GAAP		(51,566)

Income tax computed in accordance with U.S. GAAP		1,619,158

2. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	231,100
Deferred tax asset under BCRA (final Balance)	295,155
Adjustment to reconcile net deferred tax asset under U.S. GAAP	64,055	64,055

3. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(231,100)
Deferred tax asset under BCRA (final Balance)	(295,155)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	(64,055)	(64,055)

Total Income tax expense in accordance with U.S. GAAP		1,619,158

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under U.S. GAAP for the fiscal year ended December 31, 2013.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with U.S. GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 25,800 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

3.
Adjustment in Deferred tax asset allowance: Existing BCRA regulations do not allow accounting for deferred tax assets. As such, we credit that valuation allowance for the same amount to offset the effect. The impact of this is therefore null on the income statement. Under U.S. GAAP, however, there is an impact on the results because under U.S. GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

Detailed below is a numeric reconciliation for a better comprehension of the above:

	December 31, 2013

Income tax computed in accordance with BCRA´s rules		1,121,460

1. Adjustments to reconcile income tax (benefit) to U.S. GAAP		59,306

Income tax computed in accordance with U.S. GAAP		1,180,766

2. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	256,900
Deferred tax asset under BCRA (final Balance)	231,100
Adjustment to reconcile net deferred tax asset under U.S. GAAP	(25,800)	(25,800)

3. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(256,900)
Deferred tax asset under BCRA (final Balance)	(231,100)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	25,800	25,800

Total Income tax expense in accordance with U.S. GAAP		1,180,766

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 252,877, 231,100 and 256,900 as of December 31, 2014, 2013 and 2012, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2014	2013	2012
Deferred tax assets:
Carry forward	10,453	1,506	—
Loans	58,890	46,865	58,653
Loan origination and issuance credit card’s fees	120,886	82,375	50,620
Property, equipment and miscellaneous assets	—	—	38,589
Other liabilities	355	16,508	52,170
Allowance for loss contingencies	346,015	252,949	250,792
Other	24,336	22,607	28,009
	560,935	422,810	478,833
Deferred tax liabilities:
Government and private securities valuation	(92,931)	(14,538)	(111,799)
Foreign exchange difference	(35,056)	(14,893)	(13,576)
Property, equipment and miscellaneous assets	(32,827)	(34,304)	—
Intangible assets	(57,029)	(40,030)	(27,410)
Other	(57,214)	(36,283)	(37,214)
	(275,057)	(140,048)	(189,999)
Net deferred tax asset under U.S. GAAP	285,878	282,762	288,834
Net deferred tax asset in accordance with BCRA’s rules	295,155	231,100	256,900
Adjustment to reconcile net deferred tax assets to U.S. GAAP	(9,277)	51,662	31,934

Allowances on deferred tax assets in accordance with BCRA’s rules	(295,155)	(231,100)	(256,900)
Allowances on deferred tax assets in accordance with U.S. GAAP	(42,278)	—	—
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	252,877	231,100	256,900

Net deferred tax asset under U.S. GAAP – Net of allowances	243,600	282,762	288,834

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪
Government and private securities valuation: as mentioned in Note 24.4. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing an increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2014, 2013 and 2012.

▪
Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. Furthermore, in order to recognize the expense mentioned in tax basis, the Bank has chosen the allowance method ruled by the 133rd article form Tax Income Law Decree. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 24.2.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
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

As of December 31, 2014, 2013 and 2012 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order reconciling assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 243,600, 265,674 and 271,401 as of December 31, 2014, 2013 and 2012, respectively. In addition, income would have increased by 26,378 and 137,691 as of December 31, 2014 and 2012, respectively and would have decreased by 58,961 as of December 31, 2013.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 17,088 and 17,433 as of December 31, 2013 and 2012, respectively. On the other hand, income would have decreased by 17,088, 345 and 2,310 as of December 31, 2014, 2013 and 2012, respectively.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2014, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax for such fiscal years.

24.2.	Loan origination and issuance credit card’s fees

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 336,662, 235,356 and 144,628 at December 31, 2014, 2013 and 2012, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2014, 2013 and 2012 would have decreased by 101,306, 90,728 and 36,119, respectively.

These adjustments do not have effects over discontinued operations.

24.3.	Loan loss reserve

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
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

estimated based upon evaluation of historical write-off experience, mix of loans and other factors. BBVA Francés writes-off loans when believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees and after 100% allowances have been recognized.

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 24.3.1 and 24.3.2.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
—Total amount of loans considered as impaired	432,945	536,346	373,013
Amount of loans considered as impaired for which there is a related allowance for credit losses	432,945	536,346	373,013
—Reserves allocated to impaired loans	375,241	267,960	172,664
—Average balance of impaired loans during the fiscal year	391,727	474,967	323,276

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2014	2013	2012
Balance at the beginning of the fiscal year	415,064	325,887	264,041
Provision for loan losses	464,266	346,839	242,143
Charge-offs	(360,178)	(257,662)	(180,297)
Balance at the end of the fiscal year	519,152	415,064	325,887

24.3.1.	Interest recognition—non-accrual loans

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.3.2. Impaired loans—Non-Financial Private Sector and residents abroad

ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Standard is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 2,500 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

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

-
Consumer / Commercial-like consumer portfolio: the main criterion for classifying a client is the number of days past due (more than 90 days is considered as doubtful), and the Bank also considers refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or preventive extrajudicial agreement not yet homologated and bankruptcy among others. To calculate the allowance required for smaller-balance impaired loans, in accordance with U.S. GAAP, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

-
Commercial portfolio: the objective basis is the repayment capacity according to the client’s projected funds flow. The classification of a client may also be influenced by: the existence of refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or extrajudicial preventive agreement not yet homologated and bankruptcy among others. Such treatment is consistent with U.S. GAAP.

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 418,642, 307,398 and 197,970 at December 31, 2014, 2013 and 2012, respectively. On the other hand, the income would have increased by 111,244, 109,428 and 17,038 at December 31, 2014, 2013 and 2012, respectively.

These adjustments do not have effects over discontinued operations.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the U.S. GAAP and makes the necessary adjustments as indicated in the table below (which shows the impact on the shareholders’ equity of BBVA Francés):

	2014			2013			2012
	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.
Commercial-like consumer	88,649	80,100	8,549	39,285	78,569	(39,284)	30,622	60,772	(30,150)
Consumer	610,797	233,742	377,055	449,656	131,790	317,866	315,528	106,859	208,669
Commercial (sit 2-6)	28,512	28,512	—	31,588	31,588	—	12,372	12,372	—
Commercial (sit 1)	209,836	176,798	33,038	201,933	173,117	28,816	165,335	145,884	19,451
Total	937,794	519,152	418,642	722,462	415,064	307,398	523,857	325,887	197,970

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

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

The amount of refinanced transactions as of December 31, 2014 and 2013 were 374,778 and 218,786, respectively.

The total of refinancing transactions granted during 2014 amounted to 379,753, of which 78.9% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2014.

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

Even when the information is at December 31, 2014, the loans which were restructured during the last months of the year have been outstanding less than 12 months and therefore the information shows partial values.

It is possible to observe in the table the variation of the allowances for loan losses during 2014 and 2013, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowances for loan losses increased as the level of restructurings loans increased.

2014				2013

	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,510	224,400	6,775	Consumer	9,239	131,803	4,781
Commercial	2	8,032	80	Commercial	3	3,635	36
	14,512	232,432	6,855		9,242	135,438	4,817

	-1 month				-1 month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,510	309,415	85,615	Consumer	9,239	169,089	58,276
Commercial	2	9,055	91	Commercial	3	3,393	91
	14,512	318,470	85,706		9,242	172,482	58,367

	Current month				Current month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured Loans
Consumer	14,510	371,377	113,413	Consumer	9,239	192,715	63,228
Commercial	2	8,376	84	Commercial	3	4,674	179
	14,512	379,753	113,497		9,242	197,389	63,407

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

2014				2013

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,510	296,259	72,922	Consumer	9,239	154,264	42,048
Commercial	2	6,159	62	Commercial	3	4,804	180
	14,512	302,418	72,984		9,242	159,068	42,228

Variation -12 months vs Current month			1,555.7%	Variation -12 months vs Current month			1,216.3%

Variation -1 months vs Current month			32.4%	Variation -1 months vs Current month			8.6%

Variation +12 months vs Current month			(35.7)%	Variation +12 months vs Current month			(33.4)%

During 2013 there were three restructuring transactions affecting debtors whose financial situation had deteriorated. In the three cases the existing guarantees were maintained. As of the date of issuance of these Consolidated Financial Statements, two of these debtors are in default of their payment obligations. In the two cases of commercial loans refinanced in 2014, our refinancing guarantees improved, obtaining warrants.

As for the consumer segment, all the restructuring transactions effected during 2014 and 2013 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

-	Troubled debt restructurings loans (“TDR”)

We concluded that all our refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”) as defined under U.S. GAAP. In accordance with ASC 310-40 a restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR for the years ended December 31, 2014 and 2013 were as follows:

	2014
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Mortgage	1	1,795
Others	12	11,568
Consumer
Personal Loans	17,957	345,613
Mortgage	170	5,796
Others	56	10,006
	18,196	374,778

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	2013
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	24	17,975
Consumer
Personal Loans	11,849	182,395
Mortgage	194	6,395
Others	83	12,020
	12,150	218,785

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the year ended December 31, 2014 and 2013 were as follows:

	2014
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	3,927	75,957
Mortgage	3	73
Others	18	3,095
	3,948	79,125

	2013
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	2,914	43,813
Mortgage	5	463
Others	15	2,682
	2,934	46,958

-	Past due loans

The tables below disclose an aging analysis of our past due loans for December 31, 2014 and 2013:

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2014
Financial sector			293	293
To non-financial private sector and residents abroad:	22,136	20,371	276,711	319,218
Discounted instruments	969	2,030	2,700	5,699
Real estate mortgage	97	5	4,215	4,317
Collateral loans	698	953	49,475	51,126
Consumer	6,936	5,422	85,676	98,034
Credit cards	1,724	7,053	38,373	47,150
Other	11,712	4,908	96,272	112,892
Total	22,136	20,371	277,004	319,511

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2013
Financial sector	—	—	293	293
To non-financial private sector and residents abroad:	9,275	8,900	170,403	188,578
Discounted instruments	455	151	1,223	1,829
Real estate mortgage	249	120	3,874	4,243
Collateral loans	2,539	1,213	49,773	53,525
Consumer	4,576	3,447	41,498	49,521
Credit cards	793	1,072	18,454	20,319
Other	663	2,897	55,581	59,141
Total	9,275	8,900	170,696	188,871

24.4.	Government and other debt securities—Available for sale

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

According to U.S. GAAP, the Bank decided to classify these Government Securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write down shall be included in earnings /(losses). This valuation criteria differ from BCRA’s rules, as described in Note 3.4.2.a).

At December 31, 2014 and 2013 and under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income (see Note 3.4.2.a). The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year).

Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income (OCI) until the securities are realized. Therefore the results of continued operations under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities.

In addition, under BCRA regulations the bank holds instruments issued by such BCRA at amortized cost (see Note 3.4.2.b).  According to U.S. GAAP, the Bank decided to classify these securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 28,091, 7,524 and 3,360 at December 31, 2014, 2013 and 2012, respectively.

The adjustments on net income comprise the effect of the securities carried at fair value with changes in income under BCRA regulations (note 3.4.2.a), plus the effect of the instruments issued by BCRA at amortized cost (note 3.4.2.b). Had U.S. GAAP been applied the income for the fiscal year ended December 31, 2014 would have decreased by 159,000 and would have increased by 147,934 and 16,135 for the fiscal years ended December 31, 2013 and 2012, respectively.

These adjustments do not have effects over discontinued operations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

To such effects, the following adjustments were made:

	US GAAP stockholder equity			Result (a)			Gross unrealized Gains / (Loss) (b)			Net income (a – b)
	December 31,			December 31,			December 31,			December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continued operations	(28,091)	(7,524)	(3,360)	(20,567)	(4,164)	2,392	138,433	(152,098)	(13,743)	(159,000)	147,934	16,135
Total	(28,091)	(7,524)	(3,360)	(20,567)	(4,164)	2,392	138,433	(152,098)	(13,743)	(159,000)	147,934	16,135

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2014 and 2013 are as follows:

	Government securities
	December 31,
	2014	2013
Amortized cost	9,113,987	3,833,787
Gross Unrealized Loss	(170,401)	(304,596)
Gross Unrealized Gains	33,187	28,949
Fair Value	8,976,773	3,558,140
Number of Positions	44	41

The following table shows the disclosures about investments as of December 31, 2014 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	5,611,709	(80,976)	1,183,906	(89,425)	6,795,615	(170,401)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2014 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

24.5.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2014 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 37,043, 31,034 and 29,771 at December 31, 2014,

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

2013 and 2012, respectively. On the other hand the income would have decreased by 6,009, 1,263 and 6,101 at December 31, 2014, 2013 and 2012, respectively.

These adjustments do not have effects over discontinued operations.

24.6.	Investment in other companies

At December 31, 2014, 2013 and 2012, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 7,038 at December 31, 2014, 2013 and 2012.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 54,716, 42,641 and 31,129 at December 31, 2014, 2013 and 2012, respectively.

On the other hand, the income over continued operations would have decreased by 12,075 and 11,512 for the fiscal years ended December 31, 2014 and 2013, respectively and would have increased by 13,723 for the fiscal year ended December 31, 2012 due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

24.7.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when the absence occur. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 531, 424 and 389 at December 31, 2014, 2013 and 2012, respectively. In addition, the income for the fiscal years ended at December 31, 2014 and 2013 would have decreased by 107 and 35, respectively, and for the fiscal year ended at December 31, 2012 would have increased by 36,293.

These adjustments do not have effects over discontinued operations.

24.8.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 2,103,556 and 2,475,542 at December 31, 2014 and 2013, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 23.16.).

24.9.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 24.14.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 852,219 and 156,422 at December 31, 2014 and 2013, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 23.16.).

24.10.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2014, 2013 and 2012. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

24.11.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 290,735 and 199,231 at December 31, 2014 and 2013, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 23.16.).

24.12.	Fair Value of Financial Instruments

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
For the fiscal years ended December 31, 2014, 2013 and 2012
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

Assets and liabilities valued at their fair recurrent value as of December 31, 2014 and 2013 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	5,096,339	6,537,187	—	11,633,526
-Holding booked at fair value	2,942,473	—	—	2,942,473
-Instruments issued by the BCRA	2,092,869	6,537,187	—	8,630,056
-Investments in listed private securities	60,997	—	—	60,997

Other receivables from financial transactions	312,684	187,802	—	500,486
-Instruments to be received for spot and forward purchases to be settled	312,684	—	—	312,684
-Unlisted corporate bonds	—	48,653	—	48,653
-Non-deliverable forward transactions balances to be settled	—	139,149	—	139,149

Liabilities
Other liabilities from financial transactions	1,457,098	1,868,842	—	3,325,940
-Unsubordinated corporate bonds	—	1,868,434	—	1,868,434
-Instruments to be delivered for spot and forward sales to be settled	1,457,098	—	—	1,457,098
-Non-deliverable forward transactions balances to be settled	—	408	—	408

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

Holdings booked at amortized cost: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2014 and 2013. These assets are classified in Level 1 and 2.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2014 and 2013. These assets are classified in Level 2.

Other receivables from financial transactions

Unlisted corporate bonds: the majority of these operations have a variable interest rate so the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These bonds are classified in Level 1 and 2.

Investments in other companies

The carrying value these instruments are considered to approximate fair value. These instruments are classified in Level 2.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2014 and 2013 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date. These liabilities are classified in Level 2.

Other liabilities from financial transactions

As of December 31, 2014 and 2013, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These liabilities are classified in Level 1 and 2.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 23.17.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2014 and 2013 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2014 and 2013:

	December 31,
	2014		2013
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	12,560,154	12,560,154	12,881,781	12,881,781
Government and private securities (1)	11,633,489	11,605,434	3,459,935	3,453,546
Loans (2)	41,442,840	39,125,882	36,468,194	33,940,132
Other receivables from financial transactions (3)	2,612,371	2,622,049	1,168,491	1,168,278
Receivables from financial leases	2,073,242	2,073,242	1,777,778	1,777,778
Investments in other companies	322,990	322,990	210,657	210,657
	70,645,086	68,309,751	55,966,836	53,432,172
Financial liabilities
Deposits	51,442,877	51,442,877	43,759,465	43,759,465
Other liabilities from financial transactions (3)	8,617,533	8,428,895	4,943,260	4,439,319
	60,060,410	59,871,772	48,702,725	48,198,784

(1)	Includes the effect described in Note 24.4.
(2)	Includes the effects described in Note 24.3.2.
(3)	Includes the effects described in Note 24.14.
(4)	Under BCRA’s rules.

Following, we disclose the financial assets and liabilities at December 31, 2014 by levels:

	December 31, 2014
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Total
Financial assets
Cash and due from banks	12,560,154	12,560,154	—	12,560,154
Government and private securities	11,633,489	5,096,339	6,509,095	11,605,434
Loans	41,442,840	—	39,125,882	39,125,882
Other receivables from financial transactions	2,612,371	2,424,569	197,480	2,622,049
Receivables from financial leases	2,073,242	—	2,073,242	2,073,242
Investments in other companies	322,990	—	322,990	322,990
	70,645,086	20,081,062	48,228,689	68,309,751
Financial liabilities
Deposits	51,442,877	—	51,442,877	51,442,877
Other liabilities from financial transactions	8,617,533	6,559,188	1,869,707	8,428,895
	60,060,410	6,559,188	53,312,584	59,871,772

24.13.	Goodwill

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

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2014, 2013 and 2012.

▪
On May 13, 1999, BBVA (majority owner of BBVA Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695 at December 31, 2014, 2013 and 2012.

▪
ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2014, 2013 and 2012.

These adjustments do not have effects over discontinued operations.

24.14.	Accounting for Derivative Instruments and Hedging Activities

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

Had U.S. GAAP been applied, the assets and liabilities over continued operations would have increased by 9,678 and 865 at December 31, 2014, respectively. At December 31, 2013 the assets and liabilities over continued operations would have increased by 8,213 and 25,766, respectively. At December 31, 2012 the assets and liabilities over continued operations would have increased by 7,813 and 1,812, respectively. On the other hand, income over continued operations would have increased by 26,366 and 17,294 for the fiscal years ended December 31, 2014 and 2012, respectively, and would have decreased by 23,554 for the fiscal year ended December 31, 2013.

These adjustments do not have effects over discontinued operations.

In Note 23.17.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

24.15.	Premises and equipment

The Bank acquired from Consolidar AFJP S.A. and Consolidar Retiro S.A., respectively, the latter’s undivided in the piece of real estate. ASC 810-10, Consolidation: Overall, established that any intercompany profit or loss on assets remaining within the Group should be eliminated.

Had U.S. GAAP been applied over continued operations, the income for the fiscal year ended at December 31, 2012 would have increased by 48,619.

This adjustment does not have effects over discontinued operations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.16.	Non-controlling interests in consolidated subsidiaries

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 291,452, 203,443 and 119,508 at December 31, 2014, 2013 and 2012, respectively. In addition, income for the fiscal years ended at December 31, 2014, 2013 and 2012 would have increased by 88,009, 83,935 and 36,841, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 3,928, 7,078 and 7,677 at December 31, 2014, 2013 and 2012, respectively. In addition, income for the fiscal year ended at December 31, 2014, 2013 and 2012 would have decreased by 3,150, 599 and 1,679, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.17.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2014			2013			2012
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income in accordance with BCRA attributable to controlling interests		3,208,177	(3,681)	3,204,496	2,024,945	(701)	2,024,244	1,265,640	(1,961)	1,263,679
Deferred taxes	24.1	4,601	(17,088)	(12,487)	(33,161)	(345)	(33,506)	(9,609)	(2,310)	(11,919)
Allowances on deferred tax assets	24.1	21,777	—	21,777	(25,800)	—	(25,800)	147,300	—	147,300
Loan origination and issuance credit card’s fees	24.2	(101,306)	—	(101,306)	(90,728)	—	(90,728)	(36,119)	—	(36,119)
Impaired loans-Non Financial Private Sector and residents abroad loans	24.3.2	111,244	—	111,244	109,428	—	109,428	17,038	—	17,038
Government and other debt securities – Available for sale	24.4	(159,000)	—	(159,000)	147,934	—	147,934	16,135	—	16,135
Gain contingencies	24.5	(6,009)	—	(6,009)	(1,263)	—	(1,263)	(6,101)	—	(6,101)
Investment in other companies	24.6	(12,075)	—	(12,075)	(11,512)	—	(11,512)	13,723	—	13,723
Vacation expense	24.7	(107)	—	(107)	(35)	—	(35)	36,293	—	36,293
Accounting for Derivative Instruments and Hedging Activities	24.14	26,366	—	26,366	(23,554)	—	(23,554)	17,294	—	17,294
Premises and equipment	24.15	—	—	—	—	—	—	48,619	—	48,619
Non-controlling interests in consolidated subsidiaries	24.16	88,009	(3,150)	84,859	83,935	(599)	83,336	36,841	(1,679)	35,162
Net income in accordance with U.S. GAAP		3,181,677	(23,919)	3,157,758	2,180,189	(1,645)	2,178,544	1,547,054	(5,950)	1,541,104
Net income per share in accordance with U.S. GAAP attributable to controlling interests		5.76	(0.04)	5.72	3.90	0.00	3.90	2.81	0.00	2.81
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		0.17	0.00	0.17	0.16	0.00	0.16	0.07	(0.01)	0.06
Net income per share in accordance with U.S. GAAP		5.93	(0.04)	5.89	4.06	0.00	4.06	2.88	(0.01)	2.87
Weighted average number of shares outstanding (in thousands)		536,878	536,878	536,878	536,878	536,878	536,878	536,878	536,878	536,878

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2014			2013			2012
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity in accordance with BCRA attributable to controlling interests		10,327,285	4,591	10,331,876	7,147,908	8,272	7,156,180	5,122,963	8,973	5,131,936
Deferred taxes	24.1	(9,277)	—	(9,277)	34,574	17,088	51,662	14,501	17,433	31,934
Allowances on deferred tax assets	24.1	252,877	—	252,877	231,100	—	231,100	256,900	—	256,900
Loan origination and issuance credit card’s fees	24.2	(336,662)	—	(336,662)	(235,356)	—	(235,356)	(144,628)	—	(144,628)
Impaired loans-Non Financial Private Sector and residents abroad loans	24.3.2	418,642	—	418,642	307,398	—	307,398	197,970	—	197,970
Government and other debt securities valuation – Available for sale	24.4	(28,091)	—	(28,091)	(7,524)	—	(7,524)	(3,360)	—	(3,360)
Gain contingencies	24.5	(37,043)	—	(37,043)	(31,034)	—	(31,034)	(29,771)	—	(29,771)
Investment in other companies	24.6	(61,754)	—	(61,754)	(49,679)	—	(49,679)	(38,167)	—	(38,167)
Vacation expense	24.7	(531)	—	(531)	(424)	—	(424)	(389)	—	(389)
Accounting for Derivative Instruments and Hedging Activities	24.14	8,813	—	8,813	(17,553)	—	(17,553)	6,001	—	6,001
Non-controlling interests in consolidated subsidiaries	24.16	291,452	3,928	295,380	203,443	7,078	210,521	119,508	7,677	127,185
Consolidated Stockholders’ equity in accordance with U.S. GAAP		10,825,711	8,519	10,834,230	7,582,853	32,438	7,615,291	5,501,528	34,083	5,535,611

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2014	2013	2012
Assets	76,039,348	61,316,755	47,552,013

Liabilities	65,205,118	53,701,464	42,016,402

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.18.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2014			2013			2012
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	13,129,235	5,661	13,134,896	8,383,213	8,130	8,391,343	5,721,328	9,728	5,731,056
Financial expenses	(5,662,608)	2,489	(5,660,119)	(3,269,636)	3,042	(3,266,594)	(2,044,983)	3,260	(2,041,723)
Allowances for doubtful loans	(469,031)	—	(469,031)	(326,185)	—	(326,185)	(239,221)	—	(239,221)
Service charge income	4,573,496	—	4,573,496	3,363,632	—	3,363,632	2,494,334	—	2,494,334
Service charge expenses	(1,329,085)	—	(1,329,085)	(955,329)	—	(955,329)	(683,730)	—	(683,730)
Operating expenses	(5,594,251)	(12,940)	(5,607,191)	(3,882,015)	(18,497)	(3,900,512)	(2,954,755)	(21,977)	(2,976,732)
Other income	510,792	—	510,792	317,095	7,124	324,219	269,139	5,400	274,539
Other expenses	(375,547)	(1,295)	(376,842)	(271,207)	(57)	(271,264)	(288,124)	—	(288,124)
Income before income tax	4,783,001	(6,085)	4,776,916	3,359,568	(258)	3,359,310	2,273,988	(3,589)	2,270,399
Income Tax	(1,601,324)	(17,834)	(1,619,158)	(1,179,379)	(1,387)	(1,180,766)	(726,934)	(2,361)	(729,295)
Total consolidated income	3,181,677	(23,919)	3,157,758	2,180,189	(1,645)	2,178,544	1,547,054	(5,950)	1,541,104
Comprehensive income
Net income in accordance with U.S. GAAP			3,157,758			2,178,544			1,541,104
Other comprehensive (loss) / income, net of tax (1)			89,981			(98,864)			(8,933)
Comprehensive net income in accordance with U.S. GAAP			3,247,739			2,079,680			1,532,171

(1)      See Note 24.19.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.19.
Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2014, 2013 and 2012:

Tax effects on Other Comprehensive Income / (Loss)

	December 31, 2014			December 31, 2013			December 31, 2012
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains / (losses) on securities	138,433	(48,452)	89,981	(152,098)	53,234	(98,864)	(13,743)	4,810	(8,933)

Other comprehensive income gain/(loss)	138,433	(48,452)	89,981	(152,098)	53,234	(98,864)	(13,743)	4,810	(8,933)

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2014			December 31, 2013			December 31, 2012
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(179,171)	(179,171)	—	(80,307)	(80,307)	—	(71,374)	(71,374)

Current-fiscal year change	—	89,981	89,981	—	(98,864)	(98,864)	—	(8,933)	(8,933)

Ending balance	—	(89,190)	(89,190)	—	(179,171)	(179,171)	—	(80,307)	(80,307)

24.20.	Cash flows information

As explained in Note 3.4.20., under BCRA’s rules, the Bank considers certain investments securities held for trading or financial transactions and loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under ASC 230-10, Statements of Cash Flows: Overall as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under U.S. GAAP. In this respect, for U.S. GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted ASC 230-10.

For purposes of the accompanying statement of cash flows the Bank considers, under ASC 230-10, cash and due from banks to be cash and cash equivalents.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2014	2013	2012
Cash and cash equivalents at the end of the fiscal year	12,559,464	12,880,744	8,613,997
Cash and cash equivalents at beginning of the fiscal year	12,880,744	8,613,997	6,353,428
(Decrease) / Increase in cash and cash equivalents	(321,280)	4,266,747	2,260,569
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	1,814,805	5,974,322	3,534,123
Cash provided / (used) in investing activities	2,120,715	(353,882)	(619,624)
Cash used in financing activities	(693,313)	(545,136)	(581,581)
Effect of exchange rate changes on cash	(3,563,487)	(808,557)	(72,349)
(Decrease) / Increase in cash and cash equivalents	(321,280)	4,266,747	2,260,569

The following cash flow information presents the effect of exchange rate changes on cash over continued operations:

	December 31,
	2014	2013	2012
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER CONTINUED OPERATIONS
Cash provided by operating activities	1,777,183	5,954,398	3,502,355
Cash provided / (used) by investing activities	2,114,827	(355,190)	(607,683)
Cash used in financing activities	(651,403)	(537,019)	(566,414)
Effect of exchange rate changes on cash	(3,561,900)	(795,199)	(67,741)
(Decrease) / Increase in cash and cash equivalents	(321,293)	4,266,990	2,260,517

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall, including the adjustments in Note 24.17 (instead of including the cash flow statement under U.S. GAAP):

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31, 2014
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	3,314,990	(6,831)	3,308,159	(133,313)	(17,088)	(150,401)		3,181,677	(23,919)	3,157,758
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	198,523	—	198,523	—	—	—		198,523	—	198,523
Allowances for doubtful loans and special reserves, net of reversals	218,236	—	218,236	(111,244)		(111,244)	(1)	106,992	—	106,992
Income tax	1,669,978	746	1,670,724	(26,378)	17,088	(9,290)	(2)	1,643,600	17,834	1,661,434
Equity loss of unconsolidated subsidiaries	54,776	—	54,776	12,075	—	12,075	(3)	66,851		66,851
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(3,679,320)	43,707	(3,635,613)	258,860	—	258,860	(4)	(3,420,460)	43,707	(3,376,753)
Net cash provided by operating activities	1,777,183	37,622	1,814,805					1,777,183	37,622	1,814,805

(1)	Adjustment to Note 24.3.2
(2)	Adjustment to Note 24.1
(3)	Adjustment to Note 24.6
(4)	Others

	December 31, 2013
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	2,079,958	(1,300)	2,078,658	71,309	(345)	70,964		2,151,267	(1,645)	2,149,622
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	150,158	—	150,158	—	—	—		150,158	—	150,158
Allowances for doubtful loans and special reserves, net of reversals	112,582	—	112,582	(109,428)	—	(109,428)	(1)	3,154	—	3,154
Income tax	1,120,418	1,042	1,121,460	58,961	345	59,306	(2)	1,179,379	1,387	1,180,766
Equity loss of unconsolidated subsidiaries	33,692	—	33,692	11,512	—	11,512	(3)	45,204	—	45,204
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	2,457,590	20,182	2,477,772	(32,354)	—	(32,354)	(4)	2,425,236	20,182	2,445,418
Net cash provided by operating activities	5,954,398	19,924	5,974,322					5,954,398	19,924	5,974,322

(1)	Adjustment to Note 24.3.2
(2)	Adjustment to Note 24.1
(3)	Adjustment to Note 24.6
(4)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

	December 31, 2012
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	1,303,514	(3,640)	1,299,874	217,944	(3,690)	214,254		1,521,458	(7,330)	1,514,128
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	127,933	—	127,933	(3,025)	—	(3,025)	(1)	124,908	—	124,908
Allowances for doubtful loans and special reserves, net of reversals	340,109	—	340,109	(17,038)	—	(17,038)	(2)	323,071	—	323,071
Income tax and TOMPI	864,625	51	864,676	(111,062)	3,690	(107,372)	(3)	753,563	3,741	757,304
Equity loss / (gain) of unconsolidated subsidiaries	37,264	—	37,264	(13,723)	—	(13,723)	(4)	23,541	—	23,541
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	828,910	35,357	864,267	(73,096)	—	(73,096)	(5)	755,814	35,357	791,171
Net cash provided by operating activities	3,502,355	31,768	3,534,123					3,502,355	31,768	3,534,123

(1)	Adjustment to Note 24.15 (portion corresponding to amortization)
(2)	Adjustment to Note 24.3.2
(3)	Adjustment to Note 24.1
(4)	Adjustment to Note 24.6
(5)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

24.21.	New accounting pronouncements (U.S. GAAP)

a)	ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment

In April 2014, the FASB provides amendments to Topic 205 (Presentation of Financial Statements) and Topic 360 (Property, Plant, and Equipment). The amendments in this Update require

-
An entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position.

-
A public business entity and a not-for profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.

-
All other entities to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.

The amendments in this Update expand the disclosures about an entity’s significant continuing involvement with a discontinued operation. Those disclosures are required until the results of operations of the discontinued operation in which an entity retains significant continuing involvement are no longer presented separately as discontinued operations in the statement where net income is reported.

A public business entity and a not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market should apply the amendments in this Update prospectively to both of the following:

1.	All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.

2.
All businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.

All other entities should apply the amendments in this Update prospectively to both of the following:

1.
All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015.

2.
All businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015.

An entity should not apply the amendments in this Update to a component of an entity, or a business or nonprofit activity, that is classified as held for sale before the effective date even if the component of an entity, or business or non profit activity, is disposed of after the effective date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the fiscal years ended December 31, 2014, 2013 and 2012
Stated in thousands of Pesos

b)	ASU 2014-14, Transfers and Servicing

In June 2014, the FASB provides amendments to Topic 860 (Transfers and Servicing). The amendments in this Update require two accounting changes. First, the amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement.

The accounting changes in this Update are effective for public business entities for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application for a public business entity is prohibited.

For public business entities, the disclosure for certain transactions accounted for as a sale is required to be presented for interim and annual periods beginning after December 15, 2014, and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.