Form 20-F
period 2015-12-31
BBVA BANCO FRANCES SA
filed 2016-04-27
CIK 913059

As filed with the Securities and Exchange Commission on April 27, 2016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)~~,~~ and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐Yes ☐ No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒           Accelerated filer ☐              Non-accelerated filer ☐

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Banco Francés S.A. (“BBVA Francés”) undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its Consolidated Financial Statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 25 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollar and references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission of Argentina (the “CNV”), in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution No. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a three-year period, measured by the so-called Domestic Wholesale Price Index (the “IPIM”) published by Argentina’s Official Statistics Bureau (the National Statistics and Censuses Institute or “INDEC”) attains or exceeds 100%. As per the latest information released by the INDEC, inflation accumulated in the period from October 31, 2012 to October 31, 2015, measured by the IPIM index was 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the Consolidated Financial Statements is not satisfied. If this prerequisite were satisfied, the restatement would be mandatory.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at and for the fiscal years indicated below:

December 31,
Entity	2015	2014	2013
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A.	X	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.00, the peso was allowed to float, and as of April 22, 2016 peso traded at approximately Ps.14.4558 per US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since fiscal year 2011.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

▪	“BBVA Francés”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless the context otherwise requires.

▪	“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with in conformity with the Argentine Banking GAAP.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “Ps” and “peso” refer to the Argentine peso.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The historical financial information set forth below for the years ended December 31, 2015, 2014 and 2013 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited financial statements for 2012 and 2011 are not included in this document, but they are included in our annual reports on Form 20-F for the years ended December 31, 2014 and December 31, 2013, respectively, filed by us with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2015 and April 21, 2014, respectively, with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Related to Argentina”, and “Risk Factors—Risks Related to BBVA Francés” below.

	For the fiscal year ended December 31,
	2015 (1)	2014 (1)	2013 (1)	2012	2011
	(in thousands of pesos) (2)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	16,564,779	13,276,999	8,243,409	5,714,921	3,814,685
Financial expenses	(7,121,001)	(5,660,119)	(3,253,810)	(2,057,871)	(1,345,403)
Gross intermediation margin	9,443,778	7,616,880	4,989,599	3,657,050	2,469,282
Allowances for loan losses	(637,017)	(574,663)	(453,264)	(256,259)	(132,663)
Service charge income	6,095,836	4,678,533	3,453,850	2,530,197	1,957,589
Service charge expenses	(2,420,780)	(1,329,085)	(955,329)	(683,730)	(519,635)
Operating expenses	(6,595,146)	(5,607,097)	(3,900,469)	(3,061,708)	(2,343,200)
Net other income / (expenses)	84,357	194,315	65,731	(21,000)	135,024
Income before income tax	5,971,028	4,978,883	3,200,118	2,164,550	1,566,397
Income tax	(2,050,470)	(1,670,724)	(1,121,460)	(864,676)	(552,358)
Net income	3,920,558	3,308,159	2,078,658	1,299,874	1,014,039
Results on minority interests in subsidiaries	(136,071)	(103,663)	(54,414)	(36,195)	(8,462)
Final consolidated income	3,784,487	3,204,496	2,024,244	1,263,679	1,005,577

Net operating revenue (3)	13,118,834	10,966,328	7,488,120	5,503,517	3,907,236
Net operating income (4)	5,886,671	4,784,568	3,134,387	2,185,550	1,431,373

Net income per ordinary shares (5) (6)	7.05	5.97	3.77	2.35	1.87
Net income per ADS (5) (6)	21.15	17.91	11.31	7.05	5.61
Declared dividends per ordinary share (6) (7)	1.67636	0.74505	0.05364	—	—
Declared dividends per ADS (6) (7)	5.02908	2.23515	0.16092	—	—
Net operating income per ordinary shares (5) (6)	10.96	8.91	5.84	4.07	2.67
Net operating income per ADS (5) (6)	32.88	26.73	17.52	12.21	8.01
Average ordinary shares outstanding (000s) (6)	536,878	536,878	536,878	536,878	536,620

Amounts in accordance with U.S. GAAP:
Net income	3,429,835	3,157,758	2,178,544	1,541,104	698,807

Net income per ordinary share (5) (6)	6.39	5.88	4.06	2.87	1.30
Net income per ADS (5) (6)	19.17	17.64	12.18	8.61	3.90
Average ordinary shares outstanding (000s) (6)	536,878	536,878	536,878	536,878	536,620

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	27,970,286	12,560,154	12,881,781	8,614,889	6,353,428
Government and private securities	14,422,191	11,633,489	3,459,935	4,101,846	5,565,029
Loans, net of allowances	56,563,321	41,442,840	36,468,194	28,493,431	22,697,031
Other assets	11,780,400	8,652,423	5,713,714	3,574,413	4,390,157
Total assets	110,736,198	74,288,906	58,523,624	44,784,579	39,005,645

Deposits	76,864,493	51,442,877	43,759,465	34,165,053	29,165,704
Other liabilities and minority interest in subsidiaries	20,155,342	12,514,153	7,607,979	5,487,590	5,971,684
Total liabilities and minority interest in subsidiaries	97,019,835	63,957,030	51,367,444	39,652,643	35,137,388

Capital stock	536,878	536,878	536,878	536,878	536,878
Issuance premiums	182,511	182,511	182,511	182,511	182,511
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	8,899,508	6,095,012	4,099,568	2,835,889	1,042,021
Unappropriated earnings	3,784,487	3,204,496	2,024,244	1,263,679	1,793,868
Total stockholders’ equity	13,716,363	10,331,876	7,156,180	5,131,936	3,868,257

For the fiscal year ended December 31,
2015 (1)	2014 (1)	2013 (1)	2012	2011
(in thousands of pesos) (2)
Amounts in accordance with U.S. GAAP
Total assets	111,713,362	76,039,348	61,316,755	47,552,013	40,367,604
Total stockholders’ equity	14,203,995	10,834,230	7,615,291	5,535,611	4,003,440

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (8)	4.09%	4.83%	3.92%	3.02%	2.81%
Return on average stockholders’ equity (9)	31.47%	36.65%	32.95%	28.08%	26.41%
Services charge income as a percentage of operating expenses	92.43%	83.44%	88.55%	82.64%	83.54%
Operating expenses as a percentage of average total assets (10)	7.13%	8.44%	7.55%	7.31%	6.55%

Capital
Stockholders’ equity as a percentage of total assets	12.39%	13.91%	12.23%	11.46%	9.92%
Total liabilities as a multiple of stockholders’ equity	7.07	x	6.19	x	7.18	x	7.73	x	9.08	x

Credit Quality
Allowances for loans losses as a percentage of total loans	1.92%	2.21%	1.94%	1.81%	1.91%
Non-performing loans as a percentage of gross loans (11)	0.64%	0.99%	0.76%	0.65%	0.45%
Allowances for loans losses as a percentage of non-performing loans (9)	298.90%	224.20%	254.16%	278.79%	422.14%

(1)	For more information about continued and discontinued operations, see Note 24.15 to the Consolidated Financial Statements.

(2)	Except net income per ordinary share and net income per ADS data and financial ratios.

(3)	Includes: financial income, financial expenses, services charge income and service charge expenses.

(4)	Includes: financial income, financial expenses, allowances for loan losses, services charge income, service charge expenses and operating expenses.

(5)	Assumes average ordinary shares outstanding in each period.

(6)	The average ordinary shares outstanding was computed as the average of the previous twelve months.

(7)	For the fiscal year ended December 31, 2015, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 26, 2016 were Ps.900 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million. For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

(8)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(9)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(10)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(11)	Non-performing loans include all loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

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

	Declared Dividends Per Ordinary Share (1)		Declared Dividends Per ADS (1)
	Ps.(2)	US$	Ps.(2)	US$
December 31, 2015 (3) (4)	1.67636	0.11596	5.02908	0.34789
December 31, 2014 (3) (5)	0.74505	0.08434	2.23515	0.25301
December 31, 2013 (3) (6)	0.05364	0.00670	0.16092	0.02011
December 31, 2012 (3)	—	—	—	—
December 31, 2011 (3)	—	—	—	—

(1)	For the fiscal year ended December 31, 2015, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 26, 2016 were Ps.900 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million. For the fiscal years ended December 31, 2012 and 2011, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). For the fiscal years ended December 31, 2015, 2014 and 2013 the average number of outstanding shares were 536,877,850. Declared dividends per ordinary share are calculated taking into account dividends paid over the outstanding shares at the end of each fiscal year.

(2)	Historical values.

(3)	On April 2002, the Central Bank suspended the payment of dividends by Argentine financial institutions. Since June 2, 2004 the Central Bank makes some exceptions to the suspension of profits distributions and may pre-authorize dividend payments under certain conditions. See “Item 8. Financial Information—Dividends”.

(4)	Based upon the reference exchange rate quoted by the Central Bank at April 22, 2016.

(5)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2015.

(6)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2014.

Exchange Rates

The following tables shows the annual high, low, average and period-end exchange rate for US$1.00 for the periods indicated. The exchange rate is calculated by the Central Bank based on the information provided by financial entities on the exchange rate for trading of U.S. dollars for settled transactions in Argentine Pesos and U.S. dollars. Such information must be representative of the prevailing market conditions. After gathering this information, the Central Bank calculates the daily exchange rate using the formula set out in Annex I of Communication “A” 3500.

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)	Period-end
Year /Period	(in pesos per US$1.00)
2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	3.9715	4.5502	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2692	13.0050
October 2015	9.5460	9.4273	9.4896	9.5460
November 2015	9.6880	9.5540	9.6272	9.6880
December 2015	13.7633	9.6975	11.4278	13.0050
January 2016	13.9413	13.0692	13.6548	13.9040
February 2016	15.5842	14.0883	14.8146	15.5842
March 2016	15.9192	14.2458	14.9615	14.5817

(1) Source: BCRA.

(2) The average of monthly average rates during the period.

The exchange rate on April 22, 2016 was Ps.14.4558 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires — the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for wholesale price for fiscal year ended December 31, 2015 and for the four most recent fiscal years.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 1,345.58% vis-à-vis the dollar.

	December 31,
	2015	2014	2013	2012	2011
Devaluation Rate	52.07%	31.21%	32.55%	14.27%	8.23%
Exchange Rate	13.0050	8.5520	6.5180	4.9173	4.3032
Inflation Rate (1)	10.58%	28.27%	14.76%	13.13%	12.67%

(1)	The inflation rate presented is for Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Argentina

Overview

We are an Argentine corporation (sociedad anónima), and the vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. In 2001, the Argentine economy suffered a severe economic and political crisis (“the Argentine Crisis”) but recovered during Nestor Kirchner’s term as President, which ended in 2007. Kirchner was succeeded by Cristina Fernández de Kirchner, who was reelected for another four-year term on October 23, 2011. On December 10, 2015, Mauricio Macri, leader of the opposition party Cambiemos, was sworn in as the new President of Argentina after defeating Daniel Scioli, the candidate of President Cristina Fernández de Kirchner’s party, in a runoff presidential election. Since assuming office, the new administration (the “Macri Administration”) has announced and implemented several significant economic and policy reforms, which are further described below and which will continue to affect the quality of our assets, our financial condition and our results of operations.

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain, but likely to be material.

Presidential and congressional elections took place in Argentina on October 25, 2015 and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected as the new President of Argentina. The Macri Administration assumed office on December 10, 2015. Since assuming office, the Macri Administration has announced and/or implemented several significant economic and policy reforms, including:

▪	Foreign exchange reforms. The Macri Administration announced certain reforms to the foreign exchange market intended to eliminate the majority of foreign exchange restrictions enacted under the Fernández de Kirchner Administration. These reforms are expected to provide greater flexibility and easier access to the Mercado Único y Libre de Cambios (the “MULC”). The principal measures adopted so far include: (i) the reestablishment of Argentine residents’ rights to purchase foreign currency in an amount up to U.S.$2.0 million per month to acquire offshore assets without specific allocation; (ii) the effective elimination of a mandatory, non-transferable and non-interest bearing deposit in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposit from 30% of the amount of such transactions to 0%; and (iii) the elimination of the requirement of a minimum holding period (72 business hours) related to the purchase and sale of securities in different stock exchange markets. Following the lifting of certain restrictions, on December 17, 2015, the Argentine peso devalued against the U.S. dollar to levels lower than the levels indicated by the informal foreign exchange market prior to the adoption of these measures.

▪	INDEC reforms. On January 8, 2016, based on the conclusion that the Argentines Official Statistics Bureau (the National Statistics and Censuses Institute “INDEC”) had failed to produce reliable statistical information in the past, particularly with respect to CPI, GDP and foreign trade data, the Macri Administration issued Decree No. 55/2016 declaring the state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. See “―High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market” below.

It is expected that the new management team of the INDEC appointed by the Macri Administration will implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of such reforms.

▪	Foreign trade reforms. In an effort to increase revenues from Argentina’s export base, the Kirchner and Fernández de Kirchner Administrations, respectively, had intervened in certain sectors, particularly the agricultural sector, imposing export restrictions and increasing export duties. The Macri Administration eliminated export duties on certain products and reduced them on others. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports and services to be performed abroad, the Macri Administration announced the gradual elimination of restrictions on access to the MULC for transactions originated before December 17, 2015 (“Stock Debt”) and its complete elimination for transactions executed after December 17, 2015. Under the new regulations, the quantitative limitations for Stock Debt are scheduled to gradually decrease and be completely eliminated by June 2016.

▪	Agreements with bondholders. The Macri Administration’s has reached a definitive agreement with bondholders holding defaulted bonds and who did not accept the terms of the bond exchanges offered by Argentina, closing a 15-year trial and ending the default situation.

▪	Access to the international capital markets. The end of the holdout dispute, will likely enable Argentina to access the capital markets and to regain access to international debt markets at reasonable interest rates and without the risk of foreclosure.

▪	Deficit reduction. The Macri Administration has announced its intention to reduce the primary budget deficit from approximately 5.8% of GDP in 2015, to 4.8% of GDP in 2016 and 3.3% of GDP in 2017, by eliminating existing subsidies to certain public services and by allocating public spending more efficiently.

▪	National electricity state of emergency and reforms. Following years of limited investment in the energy sector, as well as continued freezing of electricity and natural gas tariffs since the government adopted emergency measures in 2002, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the government at the time declared a state of emergency with respect to the national electricity system, which will be effective until December 31, 2017. The state of emergency allows the government to take actions designed to guarantee the supply of electricity, such as instructing the Ministry of Energy to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri Administration announced the elimination of some energy subsidies and a substantial increase in electricity tariffs.

▪	Creation of new financial instruments. The Macri Administration is planning to create indexed financial instruments to channel savings and investment. The lack of inflation-adjusted financial instruments discourages savings and investment.

▪	Price agreements. The Macri Administration’s announced goal is to reach general and voluntary price agreements with companies and salary agreements with unions during the first semester of 2016 as an additional tool to combat inflation, one of Argentina’s main problems.

It is too early to predict as of the date of this annual report the impact that these measures will have on the Argentine economy and our business. There is uncertainty as to whether the Macri Administration will succeed in implementing all of the measures announced during the Presidential election campaign and as to the timing of their implementation. Even if adopted, such measures may fail to achieve the intended results. Additionally, despite Macri’s victory in the Presidential elections, his party does not have a majority of the seats in Congress, which will require the Macri Administration to seek political support from the opposition for its economic proposals. Further, new unexpected events may develop that create political and/or economic instability in Argentina. The inability of the Macri Administration to implement its agenda as a result of lack of political support or otherwise may weaken confidence in, and otherwise adversely affect, the Argentine economy and its economic and political conditions, which could in turn adversely affect our business, results of operations and financial condition.

High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market.

High inflation rates have led to the loss of competiveness of Argentine exports in international markets and to a decline in private consumption, causing a negative effect on economic activity and employment. Moreover, high inflation rates have in the past and could in the future undermine confidence in the Argentine financial system, in particular with respect to the peso deposit base, deteriorating the demand for pesos and leading to a portfolio dollarization, which would in turn cause a decrease in the deposit base. This would negatively affect the business volume of banks, including BBVA Francés.

Since 2007, consumer price index (“CPI”) data for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces published by the INDEC has not been consistent with CPI data published by private institutions. These inconsistencies created uncertainty regarding the country’s actual inflation rate and made it difficult to anchor inflation expectations. It should be noted that assets, such as public bonds, indexed to the Benchmark Stabilization Ratio (Coeficiente de Estabilización de Referencia or “CER”) are adjusted according to the CPI-GBA. For more information see “Item 5. Operating and Financial Review and Prospect—Effects of Recent Events on BBVA Francés”.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) (as amended by Technical Resolution No. 19), which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a three-year period, measured by the so-called Domestic Wholesale Price Index (the “IPIM”) published by the INDEC attains or exceeds 100%. As per the latest information released by the INDEC, inflation accumulated in the period from October 31, 2012 to October 31, 2015 measured by the IPIM index was 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the consolidated financial statements is not satisfied. If this prerequisite were satisfied, the restatement of the consolidated financial statements in constant currency would be mandatory.

In February 2014, following the imposition by the International Monetary Fund (the “IMF”) of certain requirements to improve the quality of official data, including inflation and GDP data, Argentina began to report a new CPI index (the “CPI NU”), which covers the whole country and uses a new base year (fourth quarter 2013). The CPI NU index was first published in February 2014. The IMF recognized the progress of the Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. The new index replaces the previous measurement and is used to calculate CER indexation.

The Macri Administration has recognized the previous government’s interference with the INDEC and the unreliability of the data it published. On January 8, 2016, the Macri Administration issued Decree No. 55/2016, declaring the state of administrative emergency related to the national statistical system and the INDEC until December 31, 2016. INDEC has thus ceased publishing statistical information until its technical and administrative structure is reorganized. During this reorganization period, which is expected to last between six and eight months, the INDEC is to use the official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires.

Moreover, in February 2016, the Minister of the Economy Alfonso Prat-Gay announced that the IMF will conduct inspections in Argentina pursuant to Section IV of the by-laws of the IMF, which allows officials to conduct inspections with employers and unions in order to make economic recommendations to member countries.

Although the Macri Administration has consistently informed that one of its main goals is to control and reduce of inflation, it remains uncertain as of the date of this annual report whether the reforms described above will be implemented as planned, and whether, even if implemented, will be successful at all. It is also uncertain the extent to which official data will be reviewed and what effect these reforms will have on the Argentine economy or our consolidated financial statements. No assurance can be given as to the reliability of the official data as the INDEC’s data may be materially revised at any time and reveal different historical or prevailing economic conditions and performance from those previously believed, which could in turn affect the credibility of Argentina and its economic and political conditions. All these factors could adversely affect our business, results of operations and financial condition.

A considerable increase in the government’s expenditure could negatively affect the Argentine economy and its access to international financial markets.

Starting in 2005, public expenditures began to increase faster than public revenues and the primary fiscal balance of the national public non-financial sector went from a surplus of 3.2% of GDP in 2004 to a deficit of 5.3% of GDP in 2015. The fiscal deficit deteriorated during 2015, reaching Ps. 225.6 billion as of the year end, which represented a 105.6% increase compared with the 2014 fiscal deficit. The Macri Administration announced gradual adjustments to the fiscal deficit of around 5 percentage points of GDP per year until 2019. Most of the fiscal adjustments are intended to come from the elimination of the subsidies to the energy sector, a measure which is currently being implemented, the reduction of the overall tax burden, the reduction of export duties and the income tax reform announced by the Macri Administration.

Any further deterioration of the government’s fiscal position, however, would negatively affect its ability to access the debt markets and could in turn result in more limited access to such markets by Argentine companies, including BBVA Francés.

Moreover, the former government has started issuing debt in the local Argentine market again after a number of years without it, which Argentine private banks, such as BBVA Francés, often purchase. The Macri Administration has announced that it will continue to issue debt in the local Argentine market and this could lead to increased exposure of private banks, such as BBVA Francés, to the public sector.

It is uncertain whether the Macri Administration will succeed in implementing its strategy to reduce the fiscal deficit and public expenditures, particularly in light of the fact that any measures subject to congressional approval will require support from the opposition. Failure to implement these policies, or if they prove ineffective, could negatively impact consumers’ purchasing power and lead to overall higher prices. Furthermore, the government’s primary fiscal balance could be negatively affected if public expenditures continue to increase in the future. A weaker fiscal position could have a material adverse effect on the government’s ability to obtain long-term financing and adversely affect economic conditions in Argentina, which could adversely affect our business, results of operations and financial condition.

Holdout creditors who participated in the debt exchange that took place in 2005 and 2010 have filed numerous lawsuits against Argentina in several jurisdictions, including the United States, which have resulted in limitations on the country’s ability to make payments on certain of its outstanding debt and access the international capital markets. It cannot be assured that further litigation against Argentina will not negatively affect its assets or Argentina’s ability to access the international capital markets.

In 2005 and 2010, Argentina conducted exchange offers (the “Exchange Offers”) to restructure part of its sovereign debt that had been in default since the end of 2001 (the “Defaulted Debt”). As a result of the Exchange Offers, Argentina restructured over 92% of its eligible Defaulted Debt. Holders of Defaulted Debt who participated in the Exchange Offers (the “Exchange Bondholders”) obtained new bonds with different terms (the “Exchange Bonds”).

Bondholders who did not participate in the Exchange Offers (the “Holdouts”) have obtained favorable rulings in the U.S. District Court for the Southern District of New York (the “District Court”) ordering the payment by Argentina of the principal amount and interest due on their bonds. The District Court held that repaying the Exchange Bondholders but not the Holdouts would violate the pari passu clause of the bonds held by the Holdouts and enjoined Argentina from making any payment on the Exchange Bonds unless similar payments were made to the Holdouts (the “Pari Passu Injunctions”). The U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) upheld the District Court’s rulings on several occasions and ordered Argentina to pay US$1.3 billion plus post-judgment interest to the Holdouts. The Second Circuit stayed its decision pending Argentina’s appeal to the U.S. Supreme Court (the “Supreme Court”). On June 16, 2014 the Supreme Court declined to review the Second Circuit’s decision and the stay was lifted shortly thereafter.

By denying Argentina’s petition for review, the Supreme Court upheld the Second Circuit’s decision ordering Argentina to pay US$1.3 billion to the Holdouts. While the Argentine government has repeatedly stated its intention to pay the full amount only to the Exchange Bondholders, any potential payment to the Exchange Bondholders not accompanied by a similar payment to the Holdouts could be blocked based on the decision of the Second Circuit. On June 30, 2014, the deadline for the payment of interest installments on certain Exchange Bonds expired. The government transferred the necessary funds to the trustee, the Bank of New York Mellon, to make the payment, but the funds were blocked by the District Court. On July 30, 2014, the grace period expired for payment of said interest installments and the payments had not yet been cleared. On September 11, 2014, the Argentine government passed Law 26,984 (the “Sovereign Payment Law”) replacing Bank of New York Mellon with a local Argentine bank, Nación Fideicomisos S.A. in the city of Buenos Aires, as trustee. With this law the government sought to create a new voluntary exchange of restructured debt. Furthermore, in August 2014, the Central Bank revoked the license of the Bank of New York Mellon to act in Argentina. On September 29, 2014, the District Court held Argentina in contempt, due to its attempts to make payments to the Exchange Bondholders but not to the Holdouts, in defiance of the District Court’s orders.

In February 2016, the Macri Administration announced initial agreements with several groups of Holdouts and made a settlement proposal to all other Holdouts, including those with pending claims in U.S. courts. In turn, in March 2, 2016, the District Court ordered the Pari Passu Injunctions, including the so-called “me too injunctions” (injunctions carried out by other creditors which were not included in the original Holdouts’ claim) to be automatically vacated once (i) Argentina repeals Law No. 26,017 issued during Fernández de Kirchner Administration under which the government would not make payments to Holdouts and also repeals the Sovereign Payment Law, and (ii) Argentina pays in full the parties who have entered into settlement agreements on or before February 29, 2016 (the “March 2 Order”). On March 31, 2016, Congress approved the so-called Debt Authorization Law repealing the legislative obstacles to settle claims with Holdouts and approving the settlement proposal. The Court of Appeals affirmed the March 2 Order and instructed the District Court to monitor and confirm that the actual payment to the Holdouts takes place under the terms of the relevant agreements.

On April, 22, 2016, Argentina began the process of tranferring the funds for the payment to the holdouts in order to terminate the default situation of 2001 and the 15-year trail. The payment was split between US$6,200 million to be paid directly by a transfer of funds for those holdouts who signed an agreement with the Macri Administration before February 29, 2016 and another US$3.1 billion to be transfered to a trust in the Bank of New York for those who reached an agreement to after that date. After these payments, Judge Thomas Griesa decided to lift the precautionary measures.

Not all creditors have agreed to settle on the Macri Administration´s proposed terms and other holders of untendered debt who have not yet agreed to the settlement proposal of the Macri Adminsitration litigation continue in the United States and other jurisdictions, and the consequences of potentially inconsistent rulings from different courts are unclear. As a result of this continuing and potential future litigation, it cannot be assure that further judgements, injuctions or attachments orders could not lead to the freezing or attachment of some of Argentina’s assets, which could have a material adverse effect on the Argentine economy and affect our ability to access international financing or pay our debts.

The Argentine economy remains vulnerable to external events that could be caused by significant economic difficulties of Argentina’s major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth and its ability to service its public debt.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of trade and, consequently, Argentina’s economic growth. Brazil is currently Argentina’s largest export market. The Brazilian GDP decreased by 3.8 % during 2015, mainly due to a 8.3% decrease in industrial production. In addition, the Brazilian real depreciated by 33% against the U.S. dollar over the course of 2015, according to the Brazilian institute of geography and statistics (Instituto Brasilero de Geografía y Estadística, IBGE).

Moreover, Brazil is currently undergoing an internal political crisis as its congress initiated an impeachment process against the current President Dilma Russeff, who faces charges of manipulating the budget deficit and attempt to obstruct an investigation of a potential multibillion-dollar bribery scheme at Petrobras, the state-controlled oil giant.

The Argentine economy may also be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern resulting in an entire region or investment class being disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. For example, if interest rates increase significantly in developed economies, including the United States, Argentina and its trading partners, such as Brazil and other developing economies, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries.

Any of these factors could adversely affect Argentine economic growth. As an Argentine bank, any of these factors would in turn adversely affect our business, results of operations and financial condition.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances.

Commodities markets have historically been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during recent years. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural exports, primarily soy. This dependence has, in turn, rendered the Argentine economy more vulnerable to fluctuations in commodity prices. A decline in commodity prices may adversely affect the Argentine economy, as well as its public finances due to a decrease in government revenue from export taxes. As of the date of this annual report, the Macri Administration has eliminated export taxes on many agricultural products and reduced the export taxes on soy from 35% to 30%. Any reduction in commodity prices or further reduction of export taxes could negatively impact Argentina’s public finances, which could in turn adversely affect our business, results of operations and financial condition.

The relatively low level of international reserves could lead to further depreciation of the peso if there is an abrupt increase in foreign currency demand by the public in the new floating exchange rate system.

The level of international reserves of the Central Bank has increased by more than 4 billion dollars since the Macri Administration took office even though there has been virtually no Central Bank intervention in the foreign exchange market since the removal of certain foreign exchange restrictions. The Central Bank is now committed to a policy of floating exchange rates in order to deviate from the devaluation-inflation dynamics that have affected the Argentine economy in recent years. During the first 100 days in office of the Macri Administration, the Central Bank obtained a loan of US$5 billion from a group of seven international banks in order to strengthen its international reserves.

For the same purpose, during December 2015, the Central Bank also converted Chinese Yuans into U.S. dollar in an amount of US$3 billion under the terms of the swap currency agreement with China. This currency swap was originally made for the equivalent of US$11 billion and, although the funds were recorded on the Central Bank’s balance sheet, they were not considered as available liquidity. The swap agreement already contemplated the possibility of the conversion of Chinese Yuans into U.S. dollars at a cost and the fact that the IMF officially accepted the Yuan as a reserve currency further facilitated the transaction. The current stock of international reserves held by the Central Bank subtracting the currency swap with China and the US$5 billion loan with international banks is relatively low, which would reduce the capacity of the Central Bank to endure a hypothetical increase in demand of foreign currency.

Moreover, because of the final agreement reached with the Holdouts, the Central Bank received US$7,200 million to be added to reserves due to the oversubscription of the debt issued to pay the holdouts and exit the default.

A low level of international reserves could lead to a further depreciation of the peso, if there is an abrupt increase in foreign currency demand, which could in turn adversely affect our business, results of operations and financial condition.

Risks Relating to the Argentine Financial System and to BBVA Francés

The short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine Crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposit levels took place. As a result of the global financial crisis, deposit levels decreased again during 2008 until the last semester of 2009 but they have been increasing since then.

The growth of the Argentine financial system is heavily dependent on deposit levels because of the small size of the Argentine capital markets and the lack of access to foreign capital markets in recent years. In the medium term, the growth of credit will likely depend on the growth of deposit levels. During the 2011-2013 period, credit grew at a higher rate than deposits, thereby consuming excess liquidity of financial institutions. In 2014, this scenario started to change, and deposits started to grow at a higher rate than credit.

The liquidity of the Argentine financial system at the present date is relatively high due to the high level of mandatory deposit reserves applicable to Argentine financial entities, among other short-term investments, such as repurchase transaction with the Central Bank. These liquid assets account for approximately 20% of the total deposits of the Argentine financial entities as of December 31, 2015. Banks can also invest in short-term Central Bank bills (Lebac) which also increase the liquidity ratios of the financial system.

Notwithstanding that, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small.

Although we believe that deposit liquidity levels are currently reasonable, no assurance can be given that those levels will not be reduced due to future negative economic conditions or otherwise. If depositors lose confidence as a result of negative economic conditions or otherwise and withdraw significant funds from the banks, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their and our ability to operate as financial intermediaries. If Argentine financial institutions, such as BBVA Francés, are unable to access adequate sources of medium and long-term funding or if they are required to pay high costs in order to obtain the same and/or if they cannot generate profits and/or maintain their current volume and/or scale of their business, whether due to a decline in deposits or otherwise, our liquidity position and ability to honor our debts as they come due may be adversely affected.

The instability of the regulatory framework, in particular the regulatory framework affecting financial institutions, could have a material adverse effect on financial institutions such as the Bank.

During Cristina Kirchner’s second term as President a series of new regulations were issued affecting financial institutions, mainly regulating the foreign exchange market and imposing new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated February 1, 2012, increased the capital requirements for financial institutions carrying out activities in Argentina. These Communications required certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. The Central Bank stated that these new requirements were based on the credit risk measure required by Basel II. For more information regarding capital requirements for Argentine banks please see “Item 4. Information on the Company—F. The Argentine Banking System”. Moreover, a new law was approved by the Congress introducing amendments to the Central Bank’s charter. The principal issues addressed by this bill were the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the determination of interest rates and terms of loans to financial institutions.

The Central Bank issued Communications “A” 5319 and “A” 5380, dated July 5, 2012 and December 21, 2012, respectively, and Communication “A” 5516, dated December 27, 2013, making it mandatory for banks to provide credit lines for productive purposes. The government’s intention was to increase investments, although an increase in the demand for these loans could in turn lower the demand for other types of loans. BBVA Francés used approximately Ps.6,691 million in 2015 for these types of loans.

On November 29, 2012, the Argentine Congress passed the new “Securities Law”, which modified the public offer regime set forth by Law No. 17,811, as amended. One of the most significant amendments introduced by the Securities Law referred to the powers of the CNV. The adoption of Section 20 of the Securities Law raised concern in the market, especially among listed companies, since it entitles the CNV to (i) appoint supervisors with veto power over the resolutions adopted by the board of directors of listed companies and (ii) disqualify the board of directors of listed companies for a period of 180 days when, as determined by the CNV, the interests of the minority shareholders and/or security holders are adversely affected.

On October 1, 2013, the Central Bank issued Communication “A” 5460, granting broad protections to consumers of financial services, including, among other aspects, the regulation of fees and commissions charged by financial institutions for their services. As a result, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Communication “A” 5514 introduced an exception to the application of Communication “A” 5460 for certain credit agreements that have pledges as collateral and are entered into before September 30, 2019.

On December 23, 2014, the Central Bank amended Communication “A” 5460 through Communication “A” 5685. As a result of this amendment, any increase in commissions for new products or services for retail customers must have the prior authorization of the Central Bank.

Additionally, according to Central Bank Communication “A” 5689, dated January 8, 2015, financial entities must deduct from the potential dividend distributable amount any fine imposed by the Central Bank, the CNV and the Unidad de Información Financiera (the Argentine anti-money laundering agency, “UIF”).

While the Macri Administration has repealed part of the regulatory framework enacted by the Fernández de Kirchner Administration, such as (i) the restrictions on the foreign exchange market, (ii) the regulations concerning minimum and maximum interest rates on certain loans and deposits, (iii) the requirements governing the flow of capital into Argentina, (iv) the percentage of foreign currency positions of financial entites, (v) the monthly contributions that banks must set aside each month to fund the deposit gurantee fund, (vi) and additional capital requieremnts, it is still early to know whether the new regulatory framework will be stable and the impact that the new regulatory framework may have on the Bank’s business. The absence of a stable regulatory framework or a new regulations that may affect the banks business could limit the ability of financial institutions, including BBVA Francés, to make long-term decisions, such as asset-allocation decisions, and that could cause uncertainty with respect to our future business, results of operations and financial condition. We cannot assure that laws and regulations currently governing the financial sector will not continue to change in the future or that any changes will not adversely affect our business, results of operations and financial condition.

Argentine corporate disclosure, governance and accounting standards may require the Bank to provide different information than would be required under U.S. standards. This difference could influence foreign investors’ decisions to invest in Argentine securities and could therefore limit the Bank’s access to international markets.

The securities laws of Argentina that govern publicly-listed companies such as the Bank impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S.

securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and those in the United States. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Accordingly, the information available about the Bank will not be the same as the information available about a U.S. company. The difference in the disclosure requirements between Argentine corporate governance and accounting standards and U.S. GAAP could limit foreign investors’ ability to evaluate our business, results of operations and financial condition, and influence foreign investors’ decisions whether to invest in Argentine securities, thereby limiting the Bank’s access to international financial markets.

Lawsuits brought against us outside Argentina, the enforcement of foreign judgments and complaints based on foreign legal concepts may be unsuccessful.

We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce in Argentina a judgment against them obtained in the courts of the United States based upon the civil liability provisions of the United States federal securities laws, due to specific requirements of Argentine law regarding procedural law issues and principles of public policy.

Because we are a financial institution, any insolvency proceeding against us would be subject to the powers of, and intervention by, the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Francés were unable to pay its debts as they come due, the Central Bank could intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against the Bank. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding of a non-financial institution in Argentina or a financial institution or non-financial institution in the United States or any other country.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution such as the Bank, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with a pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of the Bank’s assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of the Bank, except for certain labor credits, to be paid with (i) any of the Bank’s funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of the Bank in existence as of the date on which the Bank’s license is revoked, or (iii) any funds derived from the compulsory transfer of certain assets of the Bank according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.

In case of a judicial liquidation or bankruptcy of a financial institution such as the Bank, shareholders may not be able to partially or completely recover their investment due to the priority imposed by law.

Volatility of credit ratings in Argentina could affect the volatility of the Bank’s credit ratings, and therefore limit the Bank’s access to international financial markets.

The Bank’s credit ratings are based on Argentina's sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, the Bank’s ratings have also fluctuated in this period, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets. Although Argentina is not longer in default following the final agreement with Holdouts, continued volatility of, or a decrease in, Argentina’s sovereign rating could limit our access to financing or make such financing more expensive for us, even if available, which could in turn adversely affect our business, results of operations and financial condition.

Factors Related to BBVA Francés’ Subsidiaries

As a consequence of the social security reform and the consequent loss of corporate purpose and liquidation of our subsidiary Consolidar AFJP S.A., labor lawsuits were filed against it claiming certain payments. Adverse rulings against Consolidar AFJP in such lawsuits could result in severance payment obligations in significant amounts, which could have a material adverse effect on the financial condition of Consolidar AFJP.

Consolidar AFJP S.A. (“Consolidar AFJP” or “AFJP”) was a privately-owned pension fund managing company whose purpose was the administration of retirement contributions from affiliates and the corresponding payment of senior, disability and widow’s pensions. On December 4, 2008, the Federal government enacted Law No. 26,425 to implement a social security reform, by which the government assumed any liabilities of the pension fund arising from retirement, disability and death.

On December 7, 2010, Consolidar AFJP filed a claim against the Federal government and the Ministry of Labor and Social Security, requesting compensation for the losses suffered by the company and its shareholders, as a result of the aforementioned social security reform.

Moreover, as a consequence of the social security reform and the consequent loss of its corporate business purpose, at an extraordinary shareholder meeting held on December 28, 2009, the AFJP shareholders, decided to terminate the corporate existence of the company and liquidate it. As of the present date, the liquidation process is still ongoing.

During 2015, 10 labor legal actions were filed against AFJP claiming differences in severance payment amounts. The differences in amounts are immaterial and include wage differences, overtime payments, and payment of additional commissions. AFJP has estimated this contingency and recorded the corresponding allowances it believes are appropriate. Adverse rulings against Consolidar AFJP could result in severance payments by the company in significant amounts, which could have a material adverse effect on the financial condition of the company. If AFJP were to have insufficient funds to cancel all of its debt obligations and consummate the liquidation process, AFJP’s creditors could have in certain circumstances recourse to BBVA Francés, as BBVA Francés holds a 53.89% equity interest in AFJP.

ITEM 4. INFORMATION ON THE COMPANY

RECENT POLITICAL AND ECONOMIC DEVELOPMENTS IN ARGENTINA

Macroeconomic Environment

Argentina held presidential and legislative elections in October 2015. Daniel Scioli, candidate of the governing party, Frente para la Victoria (“FPV”), received 36.8% of the votes, followed by Mauricio Macri, of the opposition coalition Cambiemos, with 34.3%. Argentina’s election system establishes that a candidate must win more than 50% of the vote or obtain least a 10% advantage over his immediate follower in order to be declared as winner in the first round of voting. Given these results, a runoff election took place in November between. Mr. Scioli and Mr. Macri, which Mr. Macri won with 51.4% of the votes. On December 10, 2015 Cambiemos took over after 12 years of FPV government.

The Macri Administration has recognized the previous government’s interference with the INDEC and the unreliability of the data it published. On January 8, 2016, the Macri Administration issued Decree No. 55/2016, declaring the state of administrative emergency related to the national statistical system and the INDEC until December 31, 2016. INDEC thus ceased publishing statistical information until its technical and administrative structure is reorganized. During this reorganization period, which is expected to last between six and eight months, the INDEC is to use the official CPI figures and other statistics published by the Province of San Luis and the City of Buenos Aires..

INDEC published revised GDP figures for 2015 on March 30, 2016. According to this, Argentine GDP at constant prices grew 2.1% in 2015 with respect to 2014.

With respect to the labor market, the latest published information is for the third quarter of 2015, and reflected a decrease in the unemployment rate to 5.9% from 7.5% in the third quarter of 2014. Salaries, according to an average Salary index including both private and public sector wages compiled by INDEC, rose 30.1% between October 2014 and October 2015. Salaries for workers in the private sector (excluding the underground economy) and for public employees increased 28.1% and 32.8%, respectively, during that period.

Since January 2014 the INDEC publishes a new price index, the so-called National and Urban Consumer Price Index (IPC-NU), which has tended to measure price variations below those recorded by other provincial and private indices For the first ten months of 2015 inflation measured by the IPC-NU was 11.9%, and annual inflation was 14.3% by that measure. By contrast, the IPCBA (a price index compiled by the Statistical Office of the Government of the Autonomous City of Buenos Aires) recorded an accumulated inflation of 19.8% (23.8% year-to-year) for the same period. Publication of the IPC-NU has also been suspended since October 2015. Using the IPCBA figures, as suggested by the new INDEC officials, to calculate the CER coefficient, which is used to adjust inflation-indexed instruments, inflation reached 26.9% between December 2014 and December 2015.

During 2015, an expansive fiscal policy remained in place. The primary fiscal deficit was Ps.104.797 billion, compared to Ps.38.562 billion in 2014, an increase of 171.8%. This resulted from the fact that primary spending rose by 34.5%, while total revenues rose by a 29.3% rate year-to-year during the same period.

With respect to specific expense items, social security benefits increased by 47.4% year over year, followed by a 39% increase in wage expenses and a 50.6% increase in transfers to the provinces. All these items grew well above the primary spending average rate for the year. By contrast, transfers to the private sector (+31.5%) and capital expenses (+22.5%) grew at below-average rates.

On the income side, during 2015 social security revenue (+39.4%) was the main contributor to overall revenue growth. Tax revenue grew at a slower rate (25.8% during the period), mainly because of a decrease in the collection of export duties. After interest, the national government recorded a deficit of Ps.225.637 billion, 105.6% higher than the 2014 deficit.

Total tax revenue increased by 31.5% year on year in 2015 with income tax revenue increasing by 42.8%. Revenue from export duties decreased 9.7% because of lower agricultural commodity prices.VAT revenue was up by 30.8%, while revenue from Social Security taxes increased by 34.8% year-to-year in 2015.

There was a strong foreign trade contraction in 2015. The trade balance fell to a deficit of US$3,038 million compared to a US$3,107 million surplus in 2014. On the exports side, this decline was the result of stagnant volumes and a significant slump in prices, especially for agricultural commodities. The value of exports in 2015 reached US$56,751 million, a contraction of 16.9% compared to 2014, while total imports fell by 8.3% to US$59,789 million.

On December 17, 2015 the new government announced the elimination of all restrictions imposed on the access of agents to the foreign exchange market, the so-called “Cepo” (“Foreign-Exchange Clamp”), which had been implemented in October 2011. The Peso was subject to an average devaluation of around 1.1% per month between January and November 2015. In December, in line with the elimination of those restrictions and the normalization of the exchange rate market, the Argentine Peso experienced a devaluation of 34% The official exchange rate reached 13.005 Ps./US$ at the end of the month, an accumulated 52.6% increase in the price of the dollar in pesos for the year, with an average rate in December of 11.45 Ps./US$, 33.9% higher than the average of 8.55 Ps./US$ in December 2014.

During the enforcement of the “Foreign-Exchange Clamp” in 2015, US$6,720 million dollars were sold to the public for “portfolio dollarization” purposes, out of total net sales of US$7,531 million by the BCRA during the whole year. On the income side, the main items were export settlements for US$23,834 million plus US$11,000 million from a swap transaction with the Popular Bank of China. Of these, an equivalent of US$3.0 billion yuans were converted into dollars after the lifting of the foreign exchange restrictions to increase liquid reserves. At December 31, 2015 there were international reserves of US$25,563 million, a decrease of US$5,879 million with respect to the end of 2014.

Monetary Policy

Monetary policy was strongly expansive in 2015. The year recorded an increase of Ps.161.365 billion in the monetary base, a 40.5% increase over the previous year (almost double the 22.5% rate recorded in 2014). The main source of expansion was the financing of the public sector, amounting to Ps.177.926 billion (a 10.2% increase over the Ps.161.508 billion of 2014), followed by monetary expansion which originated in the cancellation of foreign exchange futures contracts (some Ps.30 billion) signed by the previous administration. This monetary expansion was partially compensated by net sales by the Central Bank in the foreign-exchange market in order to support the peso, amounting to Ps.71.822 billion or the equivalent of USD 7,530 million. The M2 monetary aggregate, which includes currency held by the public, checking accounts and savings accounts, increased 28.0% year over year in 2015 and 28.9% in 2014.

The private banks’ Badlar interest rate (the rate paid by private banks on 30-35 day term deposits over 1 million pesos) expressed in monthly averages, showed an upward trend, going from 19.98% in December 2014 to a year-high of 27.54% in December 2015. That figure was significantly influenced by the adjustment of interest rates on BCRA short-term bills used to absorb excess liquidity (“Lebacs”), which reached a record 38% in mid-December, 2015. The hike was implemented in order to increase the appeal of holding positions in local currency and to contain the depreciation of the Peso after the normalization of the foreign exchange market mentioned above.

Total deposits in the financial system increased by 37.9% in 2015. The public sector increased its deposits by 11% year on year, while private sector deposits recorded increases of 40,7% for deposits in pesos and 116.4% for deposits in dollars (42.3% if measured in dollars) mainly due to the effects of the December devaluation.

The stock of loans in pesos granted to the non-financial private sector increased by 36.9% during 2015, with credit card loans playing a leading role with a 54.1% increase. An analysis of the financial system’s credit allocation by currency reveals the private agents’ perception of an impending devaluation, as loans in dollars fell by 9.8% compared to 2014.

It is worth mentioning that after the Macri Administration took office, both the President and several members of the Board of Directors of the BCRA resigned and new officials were appointed. Also, a series of financial system regulations were modified as explained above.

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

BBVA Francés original by-laws (“Estatutos”) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under No. 1,065 on Folio 359, Book 5, Volume “A” of National By-laws. The by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the governmental regulatory agency of corporations). The last amendment was recorded on March 8, 2011, under No. 3,930 Book 62 of Corporations (“sociedades anónimas”). Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders.

The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the reporting systems of Argentine financial institutions. It is also subject to inspections by the Central Bank, based on which it is assigned a “rating”. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

Since 1886, the Bank has been recognized as a leading provider of financial services to large corporations. In the early 1980s, it broadened its customer base to include SMEs as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina, since 1991, the Bank added to its traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s, in order to achieve a wider market penetration, it expanded its distribution network by opening branches throughout Argentina.

In December 1996, when BBVA became the principal shareholder, the Bank reaffirmed its universal banking strategy with the goal of increasing the most profitable business segment: medium- and low-income individuals and SMEs in the middle market.

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

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Francés S.A. On October 4, 2000, the Public Registry of Commerce registered our change from Banco Francés S.A. to BBVA Francés S.A., and the amendment to our by-laws were made reflects the name change.

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

On February 9, 2012, the board of directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies and on March 26, 2012, the Shareholders Meetings of both companies approved the transaction. On July 18, 2013, the Argentine Central Bank authorized the merger by Resolution No. 473 and on August 8, 2013 the National Securities Commission (Comisión Nacional de Valores) approved it by Resolution No. 17,155. On March 27, 2014, it was registered with the Superintendence of Corporations under No. 5,302, Book 68 of Corporations.

On March 26, 2014, BBVA Francés cancelled 50,410,182 ordinary shares and issued simultaneously 50,410,182 ordinary shares of BBVA Francés, to be delivered in exchange to the former owners of Inversora Otar (BBV América S.L., Corporación General Financiera S.A. and Sucesión Romero) pursuant to the exchange ratio duly approved. As a result of this transaction as of December 31, 2014, the shareholders of Inversora Otar S.A. have the following ownership on BBVA Frances: BBV América S.L. 29.81%, Corporación General Financiera S.A. 0.47% and Sucesión Romero 0.0041%.

Because of this simultaneous increase and cancellation of the shares, the total amount of the corporate capital of the Bank remained unchanged. On April 1, 2012, as a result of the merger between BBVA Francés and Inversora Otar S.A., BBVA Francés acquired all the shares of BBVA Francés Valores Sociedad de Bolsa S.A. previously held by Inversora Otar S.A., becoming its sole shareholder. On June 29, 2012, BBVA Francés S.A. sold a 3.0047% interest in BBVA Francés Valores Sociedad de Bolsa S.A. to BBV America SL for Ps.441,194.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will became the “BBVA Tower”. This is the largest corporate headquarters real estate development project in the country and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. It is worth noting the building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. To date, construction is progressing according to plan and projected for completion in 2016.

BBVA Frances considers the high income segment as strategic and for that reason the Bank has been working over the past two years on a long term plan in order to achieve a leading and differentiated position in this target. Accordingly, by the end of November 2013, the Bank launched the PREMIUM segment with an exclusive event at the Greek embassy in Argentina. This new segment is composed of the 15,000 clients with the highest income, who will have access to a new and different service experience: “Premium” executives, parking at branches with VIP spaces, free of charge subscriptions to magazines and newspapers, birthday presents and many other premium experiences at theatres, concerts and movies, with pre-sales on tickets and priority in invitations and exclusive brochures, among others.

In September 2014, BBVA Francés created the new Digital and Transformation Banking Division, following the guidelines of the BBVA Group. The new division was created in order to develop more convenient and relevant products for its customers and to pursue more dynamic business, employing increasingly innovative communication channels. Furthermore, BBVA Francés implemented some organizational changes, redefining roles and simplifying the organizational chart, in order to adapt the Bank’s internal structure to its business needs.

On May 20, 2015, BBVA Francés executed a Share Purchase Agreement with the Volkswagen Group for the acquisition of 51% of the issued and outstanding capital stock and voting rights of the Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 registered, non-endorsable shares of common stock, par value Ps.1. This transaction is subject to the prior approval of the Central Bank of Argentina. According to the terms and conditions of the agreement, the maximum amount to be paid for the shares is Ps.53,040,000, which will be paid by the Bank at the closing of the transaction.

In May 2015, BBVA Francés.’s Board of Directors accepted the resignation of Ricardo Enrique Moreno as Executive Director (CEO), and appointed Martin Ezequiel Zarich to fill this position. The Board also decided that the resignation of Mr. Moreno shall be effective when the Central Bank of Argentina authorizes Mr. Zarich as the new Executive Director (CEO). Finally, our Board has also decided to appoint Gustavo Alonso as the new Director of Innovation & Development, replacing Mr. Zarich.

On June 30, 2015, the Board of BBVA Francés decided to carry out some changes in the Senior Management. The Board accepted the resignation of Mr. Juan Eugenio Rogero González as Risk Director and appointed Mr. Gerardo Fiandrino for this position.

On January 11, 2016 Mr. Martin Ezequiel Zarich was appointed Chief Executive Officer (CEO) after BCRA issued the corresponding authorization through Resolution No. 9.

B. BUSINESS OVERVIEW

BBVA Francés has all its operations, property and customers located in Argentina. The Bank has traditionally accepted deposits and granted loans in pesos and in certain other currencies, primarily in U.S. dollars. Following the Argentine Crisis, U.S. dollar deposits were limited to granting U.S. dollar-denominated loans in relation to foreign trade transactions, which continued to be subject to Central Bank restrictions.

As part of its business, BBVA Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the BCBA. At the end of December 2015, the Bank had a 4.2% market share in the mutual fund portfolio management industry in Argentina through BBVA Francés Asset Management S.A. (“Mutual Investment Funds Manager”).

The Bank was one of the first companies listed on the BCBA, quoting since 1888 (ticker: FRAN). Its shares in the form of American Depositary Shares have been listed on the New York Stock Exchange since 1993 (ticker: BFR) and on the Madrid-based LATIBEX (“Mercado de Valores Latinoamericanos”) since December 1999 (ticker: XBFR).

BBVA Francés ended its fiscal year 2015 with Ps.110.7 billion in total assets, a total of Ps.76.9 billion in deposits on a consolidated basis, and a market capitalization of Ps.48.9 billion. It is the third largest private bank in terms of total deposits and the fourth in terms of total loans in the Argentine financial system according to statistics published by the Central Bank, as of November 30, 2015.

The following table presents financial information of our principal business for the year ended December 31, 2015.

	As of December 31, 2015 (in thousands of pesos)
	Continued operations			Discontinued
	Banking Financial			operations (2)
	BBVA Francés (1)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	108,328,795	2,353,104	110,681,899	54,299	110,736,198
Total income (3)	22,323,292	929,966	23,253,258	18,528	23,271,786
Total expenses (4)	(18,937,963)	(405,672)	(19,343,635)	(7,593)	(19,351,228)
Results on minority interest in subsidiaries	(639)	(130,390)	(131,029)	(5,042)	(136,071)
Total net income / (loss)	3,384,690	393,904	3,778,594	5,893	3,784,487

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.

(2)	See Note 15 to the Consolidated Financial Statements.

(3)	Includes financial income, service charge income and other income.

(4)	Includes financial expenses, allowances for loans losses, service charge expenses, operating expenses, other expenses and income tax.

The Bank has a large network of branches throughout Argentina. As of December 31, 2015 there were 285 attention-to-clients units, 251 of which are retail branches and 34 are specialized in the middle-market segment and institutions, while corporate banking is divided by industry: Consumer, Heavy Industries and Energy. BBVA Francés also had at December 31, 2015 14 in-company branches, one point of sale outlet (a contact point that offers only automated services and commercial assistance, but does not have a license granted by the BCRA to operate as a branch) and one point of express attention (see detailed description below under the subtitle Banking and Financial Services/Development of channels/Express attention point), 694 ATMs and 797 self-service terminals

(ATS), a telephone banking service, an Internet banking service called Francés Net and an app for smartphones from which clients and non-clients may access a wide variety of discounts and benefits. Through this wide network the Bank provides attention to approximately 2 million retail clients, 19,000 companies and 765 large corporations.

Strategy

-	Strategic positioning

The BBVA Group has been developing for years a “differential banking model”, focused on profitability but informed by principles of integrity, prudence and transparency. We have a permanent commitment to responsible banking in order to carry out our social mission.

This differential “BBVA Francés banking model” gives our business the flexibility and agility needed to adapt to the 21st century environment. It is based on four well-defined principles aimed at offering the best banking experience in the market and maintaining our leadership position in the future:

▪	Diversification and leadership

▪	Careful management

▪	Client-oriented vision

▪	Profitability adjusted to principles

In light of these principles, in 2015 the BBVA Group devised a set of strategic priorities that guide the work to be done, with the goal of enhancing short-term results and successfully competing in the long term:

▪	Set a new standard in customer experience

▪	Increase digital sales

▪	Create/partner/acquire new business models

▪	Optimize capital allocation

▪	Unrivalled efficiency

▪	Attract, retain and inspire a first-class workforce

Plans for 2016

BBVA Francés believes that the present environment is complex, but at the same time it offers many opportunities. In this environment, client types are increasingly diverse: individuals and companies, digital and “classic.” Being able to give each of them due attention and satisfy their needs is a challenge BBVA Francés faces every day.

Challenges come not only from clients, but also from other actors such as employees, shareholders or regulators.

For this reason, BBVA Francés has defined its Strategic Plan for 2016-2018 with particular emphasis on the six priorities described above, deemed essential:

▪	Establish new standards for user experience, including by providing innovative digital platforms, improving and increasing interaction with clients and non-clients, offering them differentiated product experiences and developing more efficient and far-reaching models of attention and distribution.

▪	Attract new digital clients (web + mobile) so as to increase digital sales by developing a set of new products with a high potential.

▪	Devise new business models and exploit the Strategic Partners model (i.e. the existing alliances with LAN, PSA, ROMBO, Volkswagen, etc.) in order to offer products and services of a wider scope, to attract new clients.

▪	Incorporate a multi-variable business management approach that analyzes the generation of income and sales, costs and investments, risk premiums and quality service in order to optimize the allocation of capital.

▪	Adapt the models, processes and structures with a goal of maintaining the best efficiency ratio in the financial system. We will put special emphasis on improving productivity in order to attract new clients more efficiently, as well as obtaining higher profits per product.

New Digital Banking

In a context of transformation, with technologies in permanent innovation, a generation of increasingly demanding clients, especially marked by the universal use of the Internet through mobile devices, and a host of new competitors offering innovative value proposals, BBVA Francés created the new Digital Banking and Transformation Division. The purpose is to transform the present-day business, adjust the commercial offer, adopt a multichannel strategy and a new distribution model, and re-devise all commercial and operational processes.

This change involved not only the creation of the new division, but also the reorientation of Commercial Banking and of all staff departments in order to accompany and provide leverage to the new strategy. This is the first step to achieve the goal of being the preferred bank for clients, one that they can rely on and recommend to others.

The main elements of the change include: transforming the client’s experience, developing offers based on information, creating channels and distribution models and optimizing and digitalizing all processes. It will be focused on the launching of new digital businesses with a strong culture of innovation.

Digital Banking will work through projects adapted to the local reality and developed by small multi-disciplinary teams. This entails a new, more agile and dynamic style of work, with a focus on execution and promoting internal entrepreneurship.

Quality

For some years now, BBVA Francés has been committed to working for a continuous improvement of the client experience with a view to achieving differentiation via the quality of our service.

As a result, for the third consecutive year BBVA Francés has been the most recommended bank by its clients, positioning itself as a leader with the highest Net Promoter Score (NPS) in the market. It has also substantially improved its standing in the high income segment, up from the 5th to 2nd place in the 2015 Banks ranking.

The NPS is a methodology that aims to understand how strongly our clients recommend BBVA Francés and the reasons for that. A set of experiences is valued (global experience, branch, internet, call center, among others) with a score between 0 (“surely wouldn't recommend it”) and 10 (“absolutely recommend it”). Clients are classified as Promoters, Neutrals or Detractors on the basis of the scores they give us. The final index is built by deducting the percentage of Detractors from the percentage of Promoters. Neutrals are not taken into account.

-	Quality Plan

In order to improve our efficiency and productivity in 2015, we sought to leverage the basic goals of the Quality Plan, with the goal of proactively positioning the Bank as a leader in improving of the client experience, which is a key element to obtain recommendations by existing clients and to attract new clients.

In addition, in order to address the occasional instances in which the client experience does not meet our quality standards, two specific functions were formalized, which operate in two different stages:

▪	Preventive Management: this function is accomplished through the figure of the Clients’ Defender, participating in the design of new products and services, social networks and web channels and ensuring compliance with the regulations at all stages. To this effect, the Quality area participates in the discussions relating to new products, services, channels and models and/or modification of existing ones, with emphasis on the quality protocols that are already in force.

▪	Operational Management (last resort): this function covers the attention of inquiries from clients and non-clients who make contact through the Cabinet of Presidencia España, Presidencia BBVA Francés and the Management Committee as the last resort. For this, a special attention protocol was defined establishing priorities and resolution deadlines. Throughout the year we worked on the Call Center Attention Campaign, with a focus on those aspects that most influence clients when it comes to recommending our services: resolution capacity and good management, good attention by the operators and quick attention over the telephone.

As part of the cultural transformation promoted by BBVA Francés, we launched our second online course: “Perfecting Client Service,” focused on the conducts and behaviors oriented to a service culture. Seventy two percent of our employees participated in online training to improve the quality of service during 2015.

Within the framework of the Face-to-Face Quality Workshops, 27 meetings were staged during 2015 for sharing a vital experience through interaction among different areas, understanding the value of each person’s contribution as a component of the BBVA Francés value chain, putting the client at the center and striving to achieve the highest quality standards

-	Complaint Management Model

Starting in December 2014, the functions of the officer responsible for attention to the user of financial services were re-allocated to Client Attention Management, whereas the Quality Management team remained in charge of ensuring compliance with the regulations in force for protection of the user of financial services with respect to:

▪	New advertisements and modifications to existing ones.

▪	New products and services and modifications to those in existence.

Compliance with the provisions set forth in Section 2 of Communication “A” 5460 in all respects (operative offices and automated teller machines)

Banking and Financial Services

BBVA Francés is focused on the brokering business, mainly in the private sector. As of December 31, 2015, our private loan portfolio was Ps.55.9 billion, an increase of 36% compared to 2014, and our share of the private loan market was 7.8%.

During 2015, consumer loans registered strong growth, with a 42.4% increase in our portfolio. Such increase was mainly due to credit cards, with an increase of 59.8%, whereas car loans grew at a 23.6% rate and personal loans at a 20.6% rate.

Commercial loans grew 27.2% annually mainly due to the performance of loans to SMEs

In terms of liabilities, total deposits were Ps.76.9 billion at the end of 2015, 50% higher than the previous year, sight deposits increasing by 37% and time deposits by 59%.

As of December 31, 2015 the Bank’s dollar-denominated deposits totaled Ps.12,562 million (equivalent to US$966 million). These deposits represented 16% of the Bank’s total deposits.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal markets

	Loans
	December 31, 2015		December 31, 2014		December 31, 2013
	(in thousands of pesos, except percentages)
Public Sector	66,799	0.12%	54,459	0.13%	40,915	0.11%
Corporate	6,967,267	12.32%	6,090,171	14.69%	6,613,086	18.13%
Middle market	15,357,261	27.15%	10,604,054	25.59%	9,435,080	25.88%
Retail	34,171,994	60.41%	24,694,156	59.59%	20,379,113	55.88%
Total	56,563,321	100.00%	41,442,840	100.00%	36,468,194	100.00%

	Deposits
	December 31, 2015		December 31, 2014		December 31, 2013
	(in thousands of pesos, except percentages)
Corporate	12,577,798	16.36%	7,278,072	14.15%	8,860,338	20.25%
Middle market	9,509,185	12.37%	6,794,714	13.21%	5,391,617	12.32%
Retail	54,777,510	71.27%	37,370,091	72.64%	29,507,510	67.43%
Total	76,864,493	100.00%	51,442,877	100.00%	43,759,465	100.00%

-	Consumer financing

During 2015, BBVA Francés maintained its market position, centering its efforts on those values that marked the success of the strategy implemented in the preceding year.

In the area of consumer financing, the Bank staged the re-launching of Francés Go, with the new app Frances GO 2.0. The tool became the main channel through which we contact and interact with clients and non-clients, communicating promotions of strong impact involving leading brands in the main industries with the addition of experiences (i.e. tickets to football matches, international shows or exclusive events) via coupons and lotteries.

At the same time, the Bank continued with the holiday season campaigns, based on discounts and benefits. The Bank staged the popular “discount days” at the Unicenter shopping mall and “Summertime” campaigns were developed at the main tourist centers of the Argentine coastline, as well as a “Winter” campaign at Cerro Catedral, in San Carlos de Bariloche, the country’s most important skiing center.

BBVA Francés continues to have a presence in the world of entertainment, by sponsoring shows through its relationship with producers like Move and Popart and by offering differential services, such as exclusive pre-sale and installments without interest.

As sponsor of the two most important soccer clubs of Argentina, Boca Juniors and River Plate, the Bank accompanied its clients in one of the great Argentine passions, offering them exclusive benefits, such as visits to training sessions, photographs in the field and access to field seats among others. Halfway through the season, the Bank started sponsoring “Club Atlético Talleres de Córdoba”.

The Bank also adjusted its efforts in order to optimize its client-acquisition strategy and worked mainly on actions addressed to improve activation, use and retention of clients.

After re-engineering our client´s acquisition strategy in 2014, in 2015 we put substantial effort into multichannel experience, by incorporating new points of sale, one-click sales and actions aimed at gaining new clients through existing ones (“member get member”), thus generating an online response on the Bank’s website and app, which resulted in improved client acquisition results.

The consolidation of products offered through co-brandings was the result of the mature relationship with our partners, such as River, Boca, LANPASS, Peugeot. This has made it possible to increase brand recognition, creating tangible monetary value for the business and a growing sense of loyalty to the Bank.

The combined effect of all these actions has permitted to to consolidate BBVA Francés as the second largest private bank in the market for consumer financing products, maintaining the growth achieved in 2014 and gaining additional market share in 2015.

-	Managed resources

BBVA Francés continued proactively offering different investment options for each client:

▪	Fixed-term deposits.

▪	Mutual funds.

The year started with an aggressive fixed-term deposit campaign in the first quarter, which fully complied with the established growth goals.

In addition, we continued to promote in multiple ways the use of the various channels where clients can sign up for our products safely and easily. We also added the possibility of operating fixed-term deposits through digital (mobile) channels.

The LANPASS Advanced Fixed-Term Deposit, which has little competition in the market and is highly valued by the different client segments, continues to be an innovative product that rewards clients with LAN frequent-flyer miles (“LANPASS KMs”) instead of a fixed interest rate, as traditional fixed-term deposits.

On July 27, 2015, the BCRA increased the minimum interest rate for long-term deposits and the maximum deposit amount to which that minimum rate applies (from 350,000 to 1 million pesos). BBVA Francés developed the tools required to appropriately and timely comply with this regulation.

Throughout 2015 BBVA Francés offered its clients investment alternatives based on their profiles with a view of making them maintain their investments with the Bank. This was achieved with a favorable spread versus the BCRA, in spite of the substantial volume of placements that were affected by the regulated rates. Near the end of the year, the new government de-regulated the rates for fixed-term deposits both in pesos and U.S. dollars.

-	Payroll management

In 2015, payroll management was a key driving force of our transactional business, with more than 17,000 new payrolls incorporated, the highest growth in the last three years.

To make this possible, we engaged in a series of commercial actions to attract, retain and finalize payrolls from companies, which involved designing offers tailored to employers and employees.

We believe that LANPASS, Francés Go and the alliances with Boca, River and Talleres were the main factors that made our payroll management products the most competitive in the market.

The challenge for 2016 will be to maintain this growth rate, focusing on attracting new clients and improving their experience.

-	Development of channels

Electronic banking continues its consolidation as a priority tool for BBVA Francés.

Automatic means have become the most important piece of the Transactions Migration Plan together with the cooperation of Express Managers at the branches, who instruct and help the clients in this process of change. There was staff of 152 managers giving assistance at 138 branches at December 31, 2015.

The Bank is working on an ambitious plan to be implemented in 2016, which involves an important investment and a significant increase in devices as well as the renovation of those that became obsolete, with the goal of replacing them for devices with greater and more advanced services.

In 2016, this plan will be intensified and the branches will be provided with tools and technology in order to improve management, and reduce amount and time attending customers and transactional costs.

-	Express attention point

We opened in 2015 an Express attention point at Reconquista 281, Microcentro, CABA, available from 7 to 20h. It includes four automated teller machines, four self-service stations, two Francés Express desks and personnel for assisting clients.

This new model is expected to help improve the clients’ experience by offering them a better service through modern technologies and channels. More operating sites are being made available, reducing waiting times and using more advanced equipment.

-	Automated Teller Machines, devices and new technologies:

During the year, the Bank continued with the installation of “Plus” units, which have capacity for the recognition of banknotes and allow the introduction of deposits without using an envelope, with and without Visa Debit cards, into own or third parties’ accounts, with immediate crediting and 24-hour availability. As of December 31, 2015 there were 247 such units distributed at 184 branches.

In 2016 and the beginning of 2017 a significant investment will be made in new ATMs. The plan includes the installation of 54 Cash dispenser units and 43 Plus units, apart from the renovation of 146 Cash and 197 Plus units.

-	New self-service terminals (ATS):

The Bank continued to go ahead with the installation of new self-service units, which permit making cash deposits, check deposits and credit card payments without using envelopes and with immediate crediting. As of December 31, 2015, the Bank had 327 units distributed in 93 branches.

These strategic advances result in an increase in operational capacity since they reduce processing tasks and facilitate operation, and are expected to permit enabling more hours of availability in the reception of transactions through these automatic means.

The equipment renovation plan includes the replacement of 418 self-service units which admit deposits in envelopes by new ATS with the capacity to recognize banknotes and checks. Furthermore, 61 additional ATS units will be installed at the branches.

-	Francés Express

New LED screens were installed which allow the client to navigate through Francés Net and manage his/her keywords, both at the Express and the Flagship Branches. At December 31, 2015, the Bank had 270 “Francés Express” screens operating in its offices.

-	Banknote counters

New banknote counters with counterfeit recognition capacity were incorporated, making it possible to reduce teller times by accelerating the counting of money. At present, all branches have a device for every two tellers, covering 100% of the retail offices and in-company branches.

-	Improvements in the management of branches

▪	Interim Teller Plan: based on a study about teller line saturation, especially in the first fortnight of a month, 55 part-time tellers were incorporated. These are 4-hour collaborators who cover the peak hour in client attention.

▪	Teller post incentive: since July 2015, all tellers have a new incentive system related to their specific activity (Productivity, Login, Migration to Channels, Queue managers and Discretional). This is a transparent measurement where the user can monitor his or her daily performance in each of the variables, with the possibility of gradually correcting results where there is a gap.

▪	New management model

Since the third quarter of 2015 “Teller Systematics” was implemented as a new management model. Through it, tellers are integrated into the commercial or operative platform according to their orientation. This mode makes it possible to have integral tellers, equipped with a versatile, permanent profile in continuous relationship with the rest of the branch, resulting in significant productivity gains.

-	Internet banking:

With respect to Francés Net, during 2015 various developments took place tending to digitalize clients, improve the service and promote digital sales, in addition to complying with the regulatory requirements with increasing flexibility. Some innovations in this channel were:

▪	Referred Module on Francés net: it allows a client to refer a prospective client for online assessment, immediately triggering the corresponding credit offer. Two big campaigns were staged over the year, “Compartir nos lleva Lejos,” addressed to premium clients, which totaled approximately 11,000 referrals and “Argentina +10 Evolution” for employees, which added another 100,000 approximately.

▪	Futbol Non-Stop: subscription and inquiries for campaigns “Clásico de la Liga BBVA” and “Mundial de Clubes de la FIFA”. It allows clients to register for lotteries of different sports-related commercial events.

▪	Cash Express: BBVA Francés was the first bank in the Banelco network to offer the possibility of withdrawing cash from ATMs without a debit card.

▪	Positive Identification for sign-in or recovery of the user and digital keyword: more than 100,000 clients identified in 3 months.

▪	Inquiry of movements in money accounts: improvement in the advanced search of movements and possibility to generate monthly average balance graph.

▪	Payment to suppliers: the Multi-payment function was incorporated.

▪	Sending of notice by e-mail after operating with custody account.

▪	Activation of additional credit card: improvements were incorporated such as elimination of the request for a second security factor and access from banners and virtual mail virtual.

▪	E-Resumen: optimization of visualization and easy access to the last card and account statements from the global position. Improvements in inquiry of contact data with the executive.

▪	Online Report of Losses for BBVA Francés insurance policies.

▪	Sending of CBU by e-mail.

▪	Statements of transactions: performance optimization.

▪	Taking of Personal Loans: process optimization.

▪	Implementation of an online survey to permit us to know about difficulties and improvements proposed by clients.

▪	Proyecto Clemente: completion of the design and service documentation stages. Advances in the services, integration and testing stages covering 85% of the most used functionalities.

-	Mobile banking

With respect to Francés Móvil, during the year a number of new functionalities were added in order to facilitate client transactions:

▪	Fixed-term deposit admission

▪	Implementation of Positive Identification, in order to accelerate obtaining of the client’s user and digital keyword.

Also BBVA Francés is about to implement a new operating method to avoid the request for an 8-digit key in some transactions such as transfers, credit card payments and cellphone recharging.

During 2016 the Bank will work on the payment of services, subscription and redemption of mutual funds and the taking of personal loans.

-	Francés Line

Línea Francés continues to be one of the main alternative channels for the attention of clients. During 2015 5.2 million calls were received and more than 7.7 million transactions were carried out.

Business Trends by area

Retail Banking

As of December 2015, retail banking was intermediating a volume of transactions above Ps.80.3 billion. During the year, credit investment in pesos increased by 42%, to a total of Ps.30.8 billion.

It is important to point out that loans granted to micro companies within the framework of the BCRA regulations relating to credit lines for productive investments recorded a strong performance in 2015.

In terms of liabilities, client resources increased 42% to a volume of Ps.49.4 billion in deposits at December 31, 2015. Transactional deposits grew 40%, whereas fixed-term deposits were 45% higher than the previous year.

During 2015 we focused our work on the following issues:

▪	Branch renovation plan: the plan continued to provide more space, comfort and satisfaction to the clients using the network’s equipment.

▪	Mass sales force: the management of the channel mainly devoted to the payroll segment was strengthened and adjusted. We made significant progress in productivity and made adjustments to the management and direction styles.

▪	Commercial campaigns: they continue to be one of our greatest achievements. In order to accelerate organic growth by implementing strategies to increase the clients’ cross-sell, our processes were optimized in an innovative manner. In particular, the Bank insisted on the idea of selecting the best management channel to address the most valuable clients with an appropriate and timely offer.

▪	Communication strategy: the tendency is becoming more digital, giving more speed and certainty to our messages. Thus e-mails and other communications through Francés Net continue to gain preponderance.

-	Systematics and management scheme

Commercial and operative systematics are a fixture throughout the retail world.

Significant advances were made this year in systematizing controls, alerts and procedures both in the commercial and operative areas.

-	New Branch Model: Martinez

BBVA Francés opened in 2014 a new ‘Flagship branch’ office, which is an innovative space through which the Bank has launched the layout for the branch of the future. This new office model is aimed at improving the relationship with the clients by emphasizing such concepts as transparency, innovation and use of new technologies.

The branch is located in Martínez, in the province of Buenos Aires, and was built according to a futuristic design which we expect will become an icon in the district.

With this new office model, BBVA Francés places its clients at the center of the relationship, providing them with an office where the whole space is for the client.

As is the case with every innovation achievement, and with a new test methodology, the tools for attention to clients have been substantially improved, moving away from established standards and toward strong innovations.

The results so far are quite positive in terms of levels of attention, flow of new clients and requests from current clients seeking to be attended under this new branch concept. A substantial percentage of our clients operate digitally, in line with our strategy.

-	Massive Sales Force

This channel’s management area continues to be strengthened and adjusted as a channel mainly devoted to the payroll segment. We made significant progress in productivity and made adjustments to the management and direction styles.

-	A digital boost

Access to the digital world continues to be a priority. We continue to simplify access to our digital tools and the use of Francés Net and Francés Móvil.

Additional strength was given to the functionalities for operating and acquiring products and the goal for 2016 is to have a new Francés Net with a completely renovated experience for clients.

We are developing various means and tools to ensure that clients become acquainted with our digital tools, experience them and verify their significant benefits.

Through internal campaigns and communications we promoted the spread of digital banking among our employees in all branches.

The launching of a new paradigm for Francés GO, with benefits and experiences for clients and non-clients, is something new in the Argentine market.

-	Management of segments

The year 2015 was heavily marked by the promotion of productivity, client attention and digital banking development.

In the retail banking area, we continued to advance towards a more personalized management supported by tools and protocols and assigning specialized managers by sector:

-	Premium and Premium World

High-value clients are one of the main strategic objectives of BBVA Francés. During 2015, the so-called PREMIUM and PREMIUM WORLD segments have continued to develop as planned, with a schedule of actions and development of products suited to their requirements.

Among the highlights of the year are the following:

▪	Change of names: as part of a plan to position BBVA Francés among the high-income clients, the name of the VIP segment was changed to Premium, and that of the Premier package was also changed to Premium. This alignment of segments and packages simplifies our interaction with the clients.

▪	Celler de Can Roca: the year’s most important gastronomic event was sponsored by BBVA Francés Premium World. The Roca brothers (owners of the celebrated restaurant in Girona, Spain chosen as the best restaurant in the world by the British magazine Restaurant) cooked for our most distinguished clients at three unforgettable sessions.

▪	BBVA Francés Premium Spaces: these spaces have been modified in order to provide them with a refined design and service details of the highest level, which mark a distinctive style of attention and distinguishes us from our competitors.. In 2015, four new Premium Spaces were opened (City of Posadas, Misiones; San Telmo; Province of Mendoza, and San Juan), bringing the total to 25.

Improvements in the Model of Attention: training sessions were held for operators of the Francés Premium and Premium World Lines, oriented to the knowledge of the new Protocol of attention for High Value clients of the Francés Line. Apart from this, new Premium and Premium World Executives were trained so as to maintain management quality levels.

Middle Market

As of December 31, 2015, this segment was intermediating a volume of transactions above Ps.24.6 billion. During the year, credit investment in pesos grew 46% to Ps.15.8 billion.

Middle Market Banking maintained the best non-performing portfolio indicator in the market at December 31, 2015, with an NPL of 0.17%, as a result of careful administration and persistent monitoring of alerts and red flags.

Business profitability was an aspect to be preserved, and this was reflected in the income from services, which totaled Ps.867.5 million during 2015, up 102% during the year. Foreign trade and insurance were the main drivers of this growth.

In terms of liabilities, client resources went up 33% to a volume of deposits of Ps.8.8 billion at December 31, 2015. Sight deposit balances went up 39%, and fixed-term deposits up 11%.

As for the commercial strategy, it was centered on two basic objectives:

▪	Guiding our business towards the goal defined by the Transactional Plan, the main feature of which was to make another step forward in our relationship with clients, offering solutions and managing collection and payment transactions required by their operations. This way, products and services such as payment to suppliers, collection accounts, commercial cards and participating business concerns increased in terms of the number of contracts but above all in volume, which in quite a few cases was duplicated.

▪	Compliance with the requirements concerning the granting of credits for productive investment to small and middle-size companies as per Communications “A” 5516 and 5600 of the BCRA, which were substantially exceeded in the PyMEs segment to a total of Ps.14,451 million of profitable investment in the middle-market segment at December 31, 2015, 28% above the preceding year. One of the most used tools was financing for the leasing of machinery, where the portfolio exceeded Ps.1,9 billion at December 31, 2015, thus strengthening the position of BBVA Francés as the market leader.

As a result of these actions, the total of clients assigned to and attended by company officers was 20,750 at the end of 2015. More than 160 clients were added to the Institutions segment, which at the end of 2015 had a portfolio of 3,551 clients, compared to 5,300 in the Agricultural segment.

Middle-market banking, together with its support areas, continued to develop the Relationship and Direction Model for the purpose of synchronizing all-inclusive client management, ratifying its centrality in all relationships.

This project was implemented along three main lines of action:

▪	Direction Model: an information guide was incorporated to the Team Meeting, thus facilitating fluid and transparent communication and coordinated work for the achievement of the established goals.

▪	Management Model: by intensifying the use of commercial client-management tools, we managed to multiply by four the average use per officer of the Integral Companies Platform.

▪	Attention Model (Module 0): we developed a portfolio-oriented segmentation model, based on strengthening our specialization model and on a restructuring of our portfolio that contemplates the specialization of the executives of the middle market segment and a hierarchical treatment of the clients.

By the end of 2016, we expect our Banking business will be oriented to generate relationships with clients by combining an approach in three dimensions:

▪	Distribution, with 285 points of attention, adapted to the proximity of those who choose us;

▪	Management by generating commitment, strengthening specialization through improvement of our tools and providing specialized advice; and

▪	Risk model that maintains the same quality standards, with faster response times.

These three dimensions find support in processes that are the key for managing the business: Comex, Canal Vendor, Transactional, Leasing, Checks, Clients, Prices and Loans for productive investment

-	Small and Medium-Size Companies (SMEs) and Businesses

BBVA Francés continues to work in order to be a strategic ally of Argentine SMEs. It directs its commercial offering to services, industrial or commercial companies with annual revenues up to Ps.18 million.

For the purpose of spreading this model, in 2015 the Bank added 18 new executives. In addition, 18 specialists focused on companies with higher revenues added to their functions advising clients from both segments. Thus, SMEs and Businesses have already incorporated a total of 110 highly trained individuals to further the development of these clients.

On the other hand, and for the purpose of supporting SMEs’ growth, an integral program was launched called “On the road to success,” which includes a digital platform where an SME gets access to a community and receives free of charge online training on finance, business administration, leadership and personal management. It can also sign up for participation in the Road to Success prizes. These rewards distinguish the best company growth plans according to four categories and give all contestants the opportunity to access free-of-charge in-person training at the Business School of the Argentine Catholic University, where they acquire expertise and analysis tools to improve such plans. There were also Ps.100,000 prizes for the winners in each category.

Thus we continued to work in order to provide more and much better services to the country’s most dynamic sector.

Corporate & Investment Banking (“C&IB”)

As of December 2015, C&IB was intermediating a volume of transactions above Ps.20.0 billion. During the year, credit investment in pesos increased by 15%, to a total of Ps.8.1 billion mainly due to a coordinated effort between C&IB, global management and the clients.

In terms of liabilities, client resources increased 40% to a volume of Ps.11.9 billion in deposits at December 31, 2015. Transactional deposits grew 24%, whereas fixed-term deposits were 60% higher than the previous year. All of these mainly due to a coordinated effort between C&IB, global management and the clients

Income from services continues to evolve favorably given the strengthening of transactional services and a consolidated relationship with clients. This strategy was the key to duplicating payment volumes and significantly increasing collection volumes.

In sum, in 2015 C&IB focused its management on increasing the transactional business. It consolidated the relationship with the clients thanks to a better understanding of their transactions, keeping ahead of their needs and offering a set of products and services adapted to them.

The development of activities throughout the year was marked by local and international factors that caused a slight deceleration of the Argentine economy as compared to previous years. The presidential election, the re-appreciation of the dollar and the slump in the price of commodities were some of the events that brought about the above-mentioned situation.

Anticipating this, the management of Corporate Banking was focused on gaining the client’s loyalty through a continuous development of non-credit products. Tools such as Francés Net Cash made it possible to improve the payments and collections system and integrate the relationship with Global and Distribution Markets, multiplying the offer of spot products and derivatives. The synergies with other areas of the Bank were also strengthened in order to give a boost to transactions in the Companies and Retail segments.

Global Market Products have been quite important with respect to the market’s liquidity needs, with the placement of new corporate debt issuances. Likewise, and as a complement to the investment banking business, a structuring service has been provided through swap transactions (IRS), designed to cover the clients’ interest rate risks.

Related products

-	Insurance

During the year, the Bank maintained its bi-monthly campaigns to attract new clients, as well as those based on the portfolio’s cross-sell (Televenta).

We conducted tests to promote the sale of policies in two territories through the figure of the Insurance Promoter. The tests were successful and we will extend the experience to other territories.

The sale of insurance policies for companies continued, mainly in the SMEs and Middle-market segments through specialists.

In order to maintain adequate coverage levels for the clients, the insured amounts continued to be adjusted for the different types of insurance.

A campaign was also launched for insuring against ATM robbery in the Premium segment, which resulted in strong growth of the product’s penetration in that segment.

A new record was established in the sale of insurance through ATMs and efforts will be made to expand the range of products offered.

We also provide advisory services to our clients for the selection of adequate coverage of risks related to life, personal accidents and home and ATM robbery, within a range of products offered by certain insurance companies.

Additionally, as part of our overall business, we hold 12.22% of the capital stock of BBVA Consolidar Seguros S.A., with BBVA holding the remaining shares of the company.

-	Asset Management

In 2015 the Bank continued along the path marked by the regulatory modifications that changed the direction of the business.

The design of a new business model for the management of investors’ portfolios, presented as a target for the year, is still pending resolution by the regulatory body.

We made progress in adapting systems for this new segment, aside from a series of successful tests with simulated portfolios.

The year ended up with changes in the foreign-exchange area which are expected to redefine the industry, orienting it toward a longer-term investment profile, although this transition is likely to be gradual. The Bank works in order to stay ahead of this scenario by developing products adapted to the needs of our clients..

-	Mutual Funds

During 2015, Argentina’s mutual investment funds industry continued on a path marked by regulatory changes that altered the orientation of the business.

According to provisional data compiled by the Chamber of Mutual Investment Funds (CAFCI), the industry ended the year with assets under management of Ps.212,529.9 million, up Ps.80,219.5 million from December 31, 2014, or an increase of 60.6%.

This increase was led by the market-funds segment, which ended the year totaling Ps.160,880.3 million, a 66.1% increase. Noteworthy in this category were the fixed-income funds, which increased by Ps.43,833.2 million, or 65.4%, to a total of Ps.110,817 million at December 31, 2015.

In the meantime, the fixed-term deposit funds reached the end of 2015 with a total of Ps.51,649.7 million in assets under management, an increase of Ps.16,215.9 million, or 45.8%.

At December 31, 2015, the assets managed by BBVA Francés Asset Management amounted to Ps.8,845.8 million, an increase of Ps.2,273.7 million, or 34.6% over the previous year, with a 4.2% participation in the Mutual Investment Funds market.

In the fixed-term funds category managed by the Bank, FBA Renta Pesos ended 2015 with Ps.2,559.5 million of assets under management, an increase of Ps.43.9 million, or 1.8% over the preceding year.

Regarding the market funds, we experienced an increase of Ps.2,229.8 million or 55% during 2015. These funds ended the year with Ps.6,286.3 million in assets under management, and a market share of 3.9%.

In this last category, the growth of the FBA Ahorro Pesos fund stood out, which went up Ps.1,766.1 million (+47.8%), to end the year with Ps.5,458.8 million in assets under management.

Revenue from services generated by the company reached Ps.111,998.7 million in 2015, 163.1% higher than in 2014.

At December 31, 2015 the company had registered with the C.N.V. eight managed funds whose situation at such date was as follows:

▪	FBA Renta Pesos, FBA Ahorro Pesos, FBA Bonos Argentina, FBA Horizonte, FBA Calificado and FBA Acciones Latinoamericanas: they operate normally, accepting subscriptions and redemptions in pesos. FBA Acciones Argentinas commenced operations on 1 December 2015.

▪	FBA Bonos Globales: it is operative, but has never been marketed.

▪	FBA Commodities: during 2015, changes were proposed to the fund’s management rules, which included the change of the fund’s name to FBA Renta Fija Plus. Such changes also affected the investment policy in order to increase the range of fixed-income funds. To this date, they are pending approval by the CNV.

As of December 31, 2015, our mutual funds had the following equity volumes:

Name of Mutual Fund	Thousands of Pesos
FBA Ahorro Pesos	5,458,819
FBA Renta Pesos	2,559,447
FBA Calificado	299,372
FBA Bonos Argentina	269,797
FBA Horizonte	191,003
FBA Acciones Latinoamericanas	64,063
FBA Acciones Argentinas	3,066
FBA Bonos Globales	217
Total	8,845,784

Source: see Note 13.2. to our Consolidated Financial Statements.

-	Portfolio Management

As in previous years, the Company paid particular attention to the evolution of the international economic and financial situation, the behavior of the currencies market and the performance of prices as regards crude oil and other commodities. Within the local context, the monitoring of activity, inflation and public spending levels was intensified.

The year ended with changes in foreign exchange regulations, which are expected to redefine the industry and orient it towards a longer-term investment profile, even if such transition is expected to be gradual. The Bank aims to keep ahead of the new scenario by developing products adapted to the needs of our clients. For 2016, mutual investment funds are expected to constitute an efficient alternative for different types of investment, leading us to believe that the industry outlook is favorable.

In such scenario, the Company will continue to work in order to expand the offer of products and contribute to an improved management of investors’ risks.

International Operations

Since the Argentine Crisis began at the end of 2001, access to international markets for Argentine companies has been quite limited. Notwithstanding this constraint, we have been able to assist our clients with traditional foreign trade services, including letters of credit, collections, bank drafts, fund transfers and foreign currency transactions.

Business Area Financial Information

The following table shows assets and income derived from the business areas for the fiscal years ended December 31, 2015, 2014 and 2013:

	As of December 31, 2015
	Continued operations			Discontinued
	Banking Financial			operations (2)
	BBVA Banco Francés S.A.(1)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	108,328,795	2,353,104	110,681,899	54,299	110,736,198
Financial income	16,018,375	542,417	16,560,792	3,987	16,564,779
Service charge income and other income	6,304,917	387,549	6,692,466	14,541	6,707,007
Total income (3)	22,323,292	929,966	23,253,258	18,528	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)	—	(7,121,001)
Allowances for doubtful loans	(627,854)	(9,163)	(637,017)	—	(637,017)
Operating expenses	(6,543,354)	(44,845)	(6,588,199)	(6,947)	(6,595,146)
Other expenses (4)	(4,804,604)	(192,814)	(4,997,418)	(646)	(4,998,064)
Total expenses (5)	(18,937,963)	(405,672)	(19,343,635)	(7,593)	(19,351,228)
Results on minority interest in subsidiaries	(639)	(130,390)	(131,029)	(5,042)	(136,071)
Total net income	3,384,690	393,904	3,778,594	5,893	3,784,487

(1)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.

(2)	See Note 15 to the Consolidated Financial Statements.

(3)	Includes: financial income, service charge income and other income.

(4)	Includes: service charge expense, other expense and income tax.

(5)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.

	As of December 31, 2014 (in thousands of pesos)
	Continued operations
	Banking Financial			Discontinued operations (2)
	BBVA Francés.(1)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	71,938,474	2,300,710	74,239,184	49,722	74,288,906
Financial income	12,718,903	552,435	13,271,338	5,661	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800	—	5,209,800
Total income (3)	17,506,926	974,212	18,481,138	5,661	18,486,799
Financial expenses	(5,413,795)	(248,813)	(5,662,608)	2,489	(5,660,119)
Allowances for loans losses	(561,330)	(13,333)	(574,663)	—	(574,663)
Operating expenses	(5,556,415)	(37,742)	(5,594,157)	(12,940)	(5,607,097)
Other expenses (4)	(3,179,083)	(155,637)	(3,334,720)	(2,041)	(3,336,761)
Total expenses (5)	(14,710,623)	(455,525)	(15,166,148)	(12,492)	(15,178,640)
Results on minority interest in subsidiaries	(310)	(106,503)	(106,813)	3,150	(103,663)
Total net income / (loss)	2,795,993	412,184	3,208,177	(3,681)	3,204,496

(1)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.

(2)	See Note 15. to the Consolidated Financial Statements.

(3)	Includes: financial income, service charge income and other income.

(4)	Includes: service charge expense, other expense and income tax.

(5)	Includes: financial expenses, allowances for loans losses, operating expenses and other expenses.

	As of December 31, 2013 (in thousands of pesos)
	Continued operations
	Banking Financial			Discontinued operations (2)
	BBVA Francés.(1)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (3)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for loans losses	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (4)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (5)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
Results on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income / (loss)	1,750,650	274,295	2,024,945	(701)	2,024,244

(1)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.

(2)	See Note 15. to the Consolidated Financial Statements.

(3)	Includes: financial income, service charge income and other income.

(4)	Includes: service charge expense, other expense and income tax.

(5)	Includes: financial expenses, allowances for loans losses, operating expenses and other expenses.

C. ORGANIZATIONAL STRUCTURE

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2015, BBVA owned approximately 76% of our capital stock.

BBVA is the result of a merger by absorption of Argentaria and Banco Bilbao Vizcaya, S.A., formerly Spanish retail banking, asset management and insurance providers, into Banco Bilbao Vizcaya Argentaria, S.A. The merger was approved by the shareholders of both institutions on December 18, 1999. As of December 31, 2015, BBVA, through its subsidiaries, has a presence in 9 Latin American countries, United States, Mexico, several countries throughout Europe and Turkey.

BBVA is a global financial group, organized in six geographical business segments: (i) Banking Activity in Spain, (ii) Real Estate Activity in Spain, (iii) Mexico, (iv) South America, (v) the United States and (vi) Eurasia. In addition to these geographical business areas, BBVA has a separate “Corporate Center” segment. This segment handles certain general management functions. Some of the benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and affiliates of BBVA Francés

-	BBVA Francés Valores S.A.

In 2015 the local securities market was affected by political developments; surveys, political analyses and the partial results of a series of elections, all of which conducted to market volatility.

The main market indicators ended the year up 35%. Nevertheless, the index that only includes Argentine companies (M.AR) recorded a 60% increase. Such difference was a result of the downward trend experienced by both Petróleo Brasileiro APBR (-60%) and Tenaris TS (-8.7%).

At the end of 2015, the market capitalization of domestic shares was Ps.729,048 million, 43.2% higher than at December 31, 2014 (with a total of 87 companies).

Against this context, the securities markets had a strong performance, with the bonds index (IAMC) recorded a 53% increase (the largest since 2009). This is the result of a change in the political scenario and developments regarding the remaining defaulted debt leading to better expectations for the placement of new debt, a greater control of public spending and lower inflation.

In this scenario, since the enactment of Law 26,831 and RG 622/13 CNV, Francés Valores S.A. (“Francés Valores”) was devoted to providing the service of purchasing and selling negotiable securities and other authorized securities and investments directly to clients. Since January 1, 2015 the transactions with securities through BBVA Francés, as promoter of Francés Valores, were canceled in accordance with the new market regulations.

For this reason, the current transactions and the operating income of Francés Valores were reduced, limiting its management activities to investing assets in its portfolio, but keeping its operational capacity and the search for new commercial and business opportunities. In this context, the net income for 2015 was Ps.17 million, mainly generated by the revaluation of its own investments and the minimum operative expenses required in order to maintain the company with full capacity to operate.

-	BBVA Francés Asset Management S.A.

As of December 31, 2015, the assets managed by BBVA Francés Asset Management (“Francés AM”) amounted to Ps.8,845.8 million, an increase of Ps.2,273.7 million, or 34.6%, over the previous year, with a 4.2% market share in the mutual investment funds market.

Between December 2014 and 2015 the average assets managed by Francés AM increased by Ps.3.8 million, or 55%, from Ps.6.6 million to Ps.10.5 million.

In the fixed-term funds category managed by Francés AM, FBA Renta Pesos ended the year with assets under management of Ps.2,559.5 million, an increase of Ps.43.9 million, or 1.8%, from 2014.

With respect to market funds, Francés AM experienced an increase of Ps.2,229.8 million, or 55%, during the year. These funds ended the year with a Ps.6,286.3 million, and a market share of 3.9%.

In this last category stood out the growth of the FBA Ahorro Pesos fund, up Ps.1,766.1 million (47.8%), to end the year with Ps.5,458.8 million in managed funds.

Commissions generated by Francés AM in 2015 amounted to Ps.111,998.7 million, 163.1% more than in 2014.

-	Grupo Consolidar

Grupo Consolidar comprises Consolidar A.F.J.P. S.A, (Administradora de Fondos de Jubilaciones y Pensiones, under liquidation proceedings) and BBVA Consolidar Seguros S.A., where BBVA Francés had stakes of 53.89% and 12.22%, respectively as of December 31, 2015.

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

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

On October 29, 2009 the ANSES issued Resolution No. 290/2009 granting pension and retirement fund managers the possibility of reconverting their corporate purpose to manage funds consisting of voluntary contributions and deposits of the members in their respective capitalization accounts. Interested companies had 30 business days to express their interest.

In view of all of the above, on December 28, 2009, and bearing in mind that it was impossible for Consolidar A.F.J.P. S.A. to maintain the corporate purpose for which it had been organized, the company held a Unanimous Special Shareholders Meeting. The resolution of this meeting was to dissolve and subsequently wind-up the company as of December 31, 2009. It was understood that this was the best alternative to preserve in the best possible way the creditors’ and shareholders’ interests. At the same time, and in accordance with the terms of the Argentine Corporations Law, the Shareholders’ Meeting resolved to appoint accountants Messrs. Gabriel Orden and Rubén Lamandia, to liquidate Consolidar A.F.J.P. S.A. These accountants are the legal representatives of the Company as of December 31, 2009 and are working in order to wind it up. As of this date, they are taking all necessary steps to carry out the liquidation of Consolidar A.F.J.P. S.A.

On January 28 2010, the dissolution of Consolidar A.F.J.P. S.A. (in liquidation) was registered with the IGJ, as were the names of the appointed liquidators.

The General and Special Shareholders’ Meeting of Consolidar A.F.J.P S.A. (undergoing liquidation proceedings) approved on October 19 2009 a voluntary reduction of the corporate capital by Ps.75 million, which was approved by the Office of Corporations on January 11, 2010. Subsequently, on January 19, 2010, all capital contributions were transferred to the shareholders, in accordance with the above-mentioned reduction.

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

In this connection, on May 13, 2013, the judge in charge ordered the commencement of the trial stage. The Company is collecting and submitting all witness, documentary and expert proof and on May 28, 2013 it accompanied the examinations and the statements of its witnesses. There have been no further updates on the case since then.

BBVA Consolidar Seguros S.A.

BBVA Seguros operates in fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life and other insurance risks.

During 2015, it achieved a level of issued premiums of Ps.1,496.3 million, which represents a growth rate of 42% with respect to the previous year. This increase was due to our strategy for combining an ample variety of products with multiple channels of distribution and attention, all of which are based on segmentation of client’s needs. Accidents paid reached Ps.204.5 million in 2015, that is to say, an increase of 14% over its issued premiums.

Within the framework of the “Plan Estratégico Nacional de Seguros” (PLANES), and by Resolution SSN 37.163 dated October 22, 2012, the General Regulations for the Insurance Activity were amended for the purpose of redirecting an important part of the insurance companies’ investments to the productive sector of the Argentine economy. The new clause (k), point 35.8.1 of the Regulations for the Insurance Activity established a range of percentages on total investments, excluding real property, which the companies must assign to certain productive investments.

Clause (k) states that the investments must consist of debt securities, financial trusts, deferred checks sponsored by Reciprocal Guarantee Companies (all of them authorized for listing), as well as mutual funds (FCI) PyME or FCI productive of regional economies and infrastructure, and of technological innovation projects, assets or other negotiable securities whose finality is the financing of productive or infrastructure projects at medium and long term in the Republic of Argentina.

For 2016, the plan for BBVA Seguros will be to continue expanding its main lines of business, in particular personal accidents, umbrella life, life, debit balance, family integral and combined and other risks, based on offering products to satisfy in a differential manner the needs of its main clients.

-	PSA Finance Argentina Compañía Financiera S.A.

The shares of PSA Finance are divided in equal parts between BBVA Francés and Banque PSA Finance, a subsidiary of PSA Peugeot Citroën S.A., with headquarters in France.

PSA Finance’s main business is focused on providing secured loans for the purchase and leasing of new Peugeot and Citroën vehicles. It also offers financing to purchase second-hand cars (for clients suggested by the official concessionaries’ networks), as well as other financial products and services linked to the purchase, maintenance and insurance of vehicles.

The motor car industry in Argentina closed the year with a total of 622,000 vehicle licenses, 4.9% less than 2014.

The year 2015 has been difficult for Peugeot and Citroën , mainly due to restrictions imposed on the importation of cars and car parts, which caused a reduction in PSA Finance’s market share greater than the overall market decline. The market share of PSA Finance went from 15.1% in 2014 to 11.7% in 2015.

In spite of this adverse environment, PSA Finance reached a market penetration of 18.3%, in the market for transactions involving newly-issued vehicle licenses, for both brands, an increase of 2.4 percentage points with respect to 2014. This was mainly the result of the close cooperation between PSA Finance, the motor car terminal and the network of concessionaries.

The company has successfully managed this adverse environment and achieved a total of 16,923 financed transactions in 2015, including secured loans for new, second-hand and leased cars, for a total value of Ps.1,565 million.

As of December 31, 2015, the portfolio of 51,999 clients reached a valuation of Ps.2,195 million, 1.8% below the figure at the end of 2014.

Regarding product offerings, in 2015, as in previous years, PSA Finance maintained a working strategy of jointly embracing the Peugeot and Citroën brands, paying particular attention to the launching of so-called financial product campaigns at subsidized rates. This has softened the impact of a contraction in financing.

Furthermore, intensive work was made in relation to the network of concessionaries, focused on the concept of fidelity and maintaining diversified product offerings, with an eye on the competitors. Thanks to this, 99% of the concessionaries in the Peugeot Citroën commercial network continue to work with PSA Finance, with the result that 85.4% of all financed sales involved a loan from PSA Finance.

In a context of market contraction, the work in the past few years has been focused on attaining certain profitability goals, and 2015 has been no exception. This has involved, as in previous years, developing a policy of optimization and containment of financial costs by carefully tracking market conditions on a regular basis in order to benefit from the best combination of funding alternatives at all times.

As a consequence, net income for PSA Finance was Ps.261 million in 2015, an increase of 22% over 2014.

Considering that 2016 will be a transition year, in a context that has witnessed a change of government together with a change of macroeconomic policies, the car industry foresees a scenario where registrations of new vehicles (licenses) will be in the vicinity of 600,000. PSA Finance expects to keep working to maintain its market share.

We have developed a system of excellence over the past years, placing the focus on the company’s strategy, fostering the development of market-competitive products and putting in the hands of Peugeot and Citroën concessionaires a set of tools for selling our financial products, with profitability as the key element. In 2016 we expect to continue on the same path.

-	Rombo Compañía Financiera Argentina S.A.

Rombo Compañía Financiera (RCF) is the main financing company of the Renault concessionaries’ network, both for new and second-hand vehicles. In 2015 Renault achieved a 12.7% share of the car market. In an environment of strong competition it has managed to maintain its share and positioning based on the launching and renovation of models with the significant support of secured loans provided by its financial entity.

Although the industry as a whole was negatively affected by high interest rates combined with the limitation on imports, this negative impact was counterbalanced by good commercial management, mainly focused on improving penetration and fidelity within the network and with a particular emphasis on the control and management of commercial risk.

With this support, RCF financed a record 21,797 new vehicles in 2015 (compared to 13,804 in 2014) and 4,611 second-hand units (compared to 3,900 in 2014), a growth of 49%. Thus the aggregate value of financing transactions was Ps.2,914 million, an increase of 36% with respect to the Ps.2,138 million financed in 2014 and a level similar to that of 2013.

These levels allowed RCF to keep its position as one of the leading financial companies in the Argentine market, ranking as one of the most important companies based on the amount of granted loans and client fidelity.

The indicators that measure portfolio risk and quality have maintained relatively low values as compared to the company’s historical levels. The volume of non-performing loans increased from 2.6% in December 2014 to 1.4% at the close of 2015, mainly as a result of a significant increase in the loan portfolio.

Regarding financing, during 2015 two series of corporate bonds were issued for a total amount of Ps.342.4 million, with a total outstanding balance of Ps.520 million in corporate bonds at the end of the year. The 2015 issuances were the greatest in the company’s history. The amount of the program remained at Ps.1,000 million, and it was rated as “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo and as “AA2.ar” by Moody’s.

Net income during 2015 was Ps.233.9 million, 10% lower than in 2014, due to a lower amount of transactions. It should be noted that our financial management was able to achieve significant savings in financing costs in a context of marked volatility and uncertainty, and was also able to quickly adapt the company’s structure to the new volume of transactions.

The following chart reflects our subsidiaries as of December 31, 2015:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries and affiliates as of December 31, 2015:

Subsidiary or Affiliate Company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (1) (2)
BBVA Francés Asset Management S.A.(3) (4)	Argentina	95.00%	Investment fund manager	213.1
BBVA Francés Valores S.A. (3)	Argentina	97.00%	Stock exchange brokerage	42.9
Consolidar AFJP S.A. (undergoing liquidation proceedings) (3)	Argentina	53.89%	Pension fund manager	19.5
PSA Finance Argentina Cía. Financiera S.A. (3)	Argentina	50.00%	Financial institution	655.1
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	617.1
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance	483.0

(1)	Total stockholders’ equity as of December 31, 2015.

(2)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.

(3)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.

(4)	The Bank has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2015.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	8.64%	Clearing house	3.9
Interbanking S.A. (2)	Argentina	11.11%	Information services for financial markets	232.4
Argencontrol S.A. (3)	Argentina	7.77%	Agent mandatory	2.3
Sedesa S.A. (2)	Argentina	8.86%	Deposit guarantee fund	27.9
Prisma Medios de Pagos S.A. (4)	Argentina	10.48%	Credit card issuer	432.4

(1)	Total Stockholders’ Equity as of March 31, 2014.

(2)	Total Stockholders’ Equity as of December 31, 2014.

(3)	Total Stockholders’ Equity as of December 31, 2013.

(4)	Total Stockholders’ Equity as of May 31, 2015.

D. PROPERTY, PLANTS AND EQUIPMENT

BBVA Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 16,000 square meters in area.

At December 31, 2015, our branch network consisted of 251 retail branches, of which 112 were located in properties that we own and 139 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will become the “BBVA Tower.” This is the largest corporate headquarters real estate development project in the country and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. The building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group to preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. To date, construction is progressing according to plan and projected for completion in 2016. As of December 31, 2015 the Bank had invested approximately Ps.1,340 million in the project.

E. SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 25 to the Consolidated Financial Statements for a summary of the significant differences between Argentine Banking GAAP and U.S. GAAP.

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

Negative interest rates in real terms occur in periods when the inflation rate exceeds the nominal interest rate in pesos or exceeds the combination of the nominal interest rate on dollar-denominated assets or liabilities and the devaluation rate.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The following tables show average balances, interest amounts and real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2015, 2014 and 2013.

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	12,923,775	3,683,923	14.07%	8,613,465	1,906,411	(4.79)%	4,259,330	439,174	(3.84)%
Dollars	1,033,425	8,456	36.10%	320,040	77,202	26.96%	231,056	58,219	44.66%
Total	13,957,200	3,692,379	15.71%	8,933,505	1,983,613	(3.65)%	4,490,386	497,393	(1.34)%
Loans (4)
Private Sector
Pesos	45,436,591	11,263,271	10.78%	36,670,960	9,381,990	(2.10)%	30,347,126	6,263,679	5.16%
Dollars	2,900,642	127,178	40.91%	2,139,557	84,964	6.35%	1,797,921	72,599	20.21%
Total	48,337,233	11,390,449	12.58%	38,810,517	9,466,954	(1.63)%	32,145,047	6,336,278	6.01%
Public Sector
Pesos	644,724	3,994	(10.68)%	767,109	6,959	(21.33)%	784,655	4,982	(12.27)%
Dollars	16	—		1	—	—	588	—	—
Total	644,740	3,994	(10.68)%	767,110	6,959	(21.33)%	785,243	4,982	(12.27)%
Deposits with the Central Bank
Pesos	460,382	—	—	226,182	—	—	208,782	—	—
Dollars	5,074,517	—	—	4,790,093	—	—	2,946,513	—	—
Total	5,534,899	—	—	5,016,275	—	—	3,155,295	—	—
Other assets
Pesos	3,378,521	1,092,484	17.48%	3,015,240	958,053	2.73%	2,582,950	805,843	14.37%
Dollars	51	—	—	5,094	(204)	(1.81)%	865	(16)	13.45%
Total	3,378,572	1,092,484	17.48%	3,020,334	957,849	2.72%	2,583,815	805,827	14.37%
Interest-earning assets from continued operations
Pesos	62,843,993	16,043,672	11.43%	49,292,956	12,253,413	(2.66)%	38,182,843	7,513,678	4.33%
Dollars	9,008,651	135,634	37.03%	7,254,785	161,962	4.57%	4,976,943	130,802	18.59%
Total	71,852,644	16,179,306	14.64%	56,547,741	12,415,375	(1.73)%	43,159,786	7,644,480	5.97%
Interest-earning assets from discontinued operations
Pesos	3,959	2,603	0.01	24,217	5,404	—	43,123	12,964	0.01%
Dollars	1,249	—	—	544	92	—	1,625	—	(0.01)%
Total	5,208	2,603	—	24,761	5,496	—	44,748	12,964	0.01%
Total interest-earning assets
Pesos	62,847,952	16,046,275	11.44%	49,317,173	12,258,817	(2.66)%	38,225,966	7,526,642	4.34%
Dollars	9,009,900	135,634	37.03%	7,255,329	162,054	4.57%	4,978,568	130,802	18.58%
Total	71,857,852	16,181,909	14.64%	56,572,502	12,420,871	(1.73)%	43,204,534	7,657,444	5.98%

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	8,696,014	—	—	6,503,640	—	—	4,983,751	—	—
Dollars	1,220,339	—	—	725,297	—	—	392,078	—	—
Total	9,916,353	—	—	7,228,937	—	—	5,375,829	—	—
Investments in other companies
Pesos	327,583	—	—	275,845	—	—	186,104	—	—
Dollars	2,495	—	—	2,175	—	—	1,465	—	—
Total	330,078	—	—	278,020	—	—	187,569	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	2,603,963	—	—	1,881,671	—	—	1,042,972	—	—
Total	2,603,963	—	—	1,881,671	—	—	1,042,972	—	—
Allowance for loan losses
Pesos	(1,294,206)	—	—	(1,063,412)	—	—	(992,499)	—	—
Dollars	(73,779)	—	—	(73,906)	—	—	(56,658)	—	—
Total	(1,367,985)	—	—	(1,137,318)	—	—	(1,049,157)	—	—
Other assets
Pesos	2,686,067	—	—	1,861,743	—	—	1,230,519	—	—
Dollars	630,322	—	—	461,939	—	—	299,246	—	—
Total	3,316,389	—	—	2,323,682	—	—	1,529,765	—	—
Non-interest-earning assets from continued operations
Pesos	13,019,421	—	—	9,459,487	—	—	6,450,847	—	—
Dollars	1,779,377	—	—	1,115,505	—	—	636,131	—	—
Total	14,798,798	—	—	10,574,992	—	—	7,086,978	—	—
Non-interest-earning assets from discontinued operations
Pesos	40,389	—	—	40,108	—	—	34,935	—	—
Dollars	86	—	—	(15)	—	—	—	—	—
Total	40,475	—	—	40,093	—	—	34,935	—	—
Total non-interest-earning assets
Pesos	13,059,810	—	—	9,499,595	—	—	6,485,782	—	—
Dollars	1,779,463	—	—	1,115,490	—	—	636,131	—	—
Total	14,839,273	—	—	10,615,085	—	—	7,121,913	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	75,863,414	16,043,672	—	58,752,443	12,253,413	—	44,633,690	7,513,678	—
Dollars	10,788,028	135,634	—	8,370,290	161,962	—	5,613,074	130,802	—
Total	86,651,442	16,179,306	—	67,122,733	12,415,375	—	50,246,764	7,644,480	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	44,348	2,603	—	64,325	5,404	—	78,058	12,964	—
Dollars	1,335	—	—	529	92	—	1,625	—	—
Total	45,683	2,603	—	64,854	5,496	—	79,683	12,964	—
TOTAL ASSETS
Pesos	75,907,762	16,046,275	—	58,816,768	12,258,817	—	44,711,748	7,526,642	—
Dollars	10,789,363	135,634	—	8,370,819	162,054	—	5,614,699	130,802	—
Total	86,697,125	16,181,909	—	67,187,587	12,420,871	—	50,326,447	7,657,444	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	12,196,228	22,504	(11.07)%	9,008,762	18,439	(21.88)%	7,719,280	13,453	(12.68)%
Dollars	3,414,786	179	35.00%	2,055,453	257	2.30%	1,458,765	1,319	15.65%
Total	15,611,014	22,683	(0.99)%	11,064,215	18,696	(17.39)%	9,178,045	14,772	(8.17)%
Time deposits
Pesos	23,126,105	5,116,213	8.41%	18,770,011	4,163,169	(4.75)%	15,037,091	2,373,976	0.93%
Dollars	2,126,313	47,027	37.98%	1,529,879	6,362	2.71%	1,131,265	3,295	15.89%
Total	25,252,418	5,163,240	10.90%	20,299,890	4,169,531	(4.19)%	16,168,356	2,377,271	1.98%
Borrowings from the Central Bank
Pesos	179,478	5,186	(8.66)%	174,668	7,248	(18.81)%	132,961	6,145	(8.80)%
Dollars	6,290	—	—	2,703	—	—	3,291	—	—
Total	185,768	5,186	(8.37)%	177,371	7,248	(18.52)%	136,252	6,145	(8.59)%
Borrowings from other financial institutions
Pesos	119,123	339,350	241.65%	1,193,628	390,783	3.48%	23,577	308,112	1,126.36%
Dollars	630,548	36,515	42.81%	338,868	12,087	5.94%	113,219	3,892	19.52%
Total	749,671	375,865	74.41%	1,532,496	402,870	4.03%	136,796	312,004	210.29%
Corporate bonds
Pesos	1,792,624	393,905	8.28%	1,674,170	310,596	(7.58)%	798,698	57,186	(6.59)%
Total	1,792,624	393,905	8.28%	1,674,170	310,596	(7.58)%	798,698	57,186	(6.59)%
Other liabilities
Pesos	639,270	(151,726)	(32.30)%	1,213,596	(170,402)	(32.99)%	646,203	(87,956)	(24.69)%
Dollars	93,840	—	—	70,714	—	—	16,489	—	—
Total	733,110	(151,726)	(28.16)%	1,284,310	(170,402)	(31.17)%	662,692	(87,956)	(24.08)%
Interest-bearing liabilities from continued operations
Pesos	38,052,828	5,725,432	2.13%	32,034,835	4,719,833	(10.55)%	24,357,810	2,670,916	(3.27)%
Dollars	6,271,777	83,721	36.80%	3,997,617	18,706	2.77%	2,723,029	8,506	15.91%
Total	44,324,605	5,809,153	7.03%	36,032,452	4,738,539	(9.08)%	27,080,839	2,679,422	(1.34)%
Interest-bearing liabilities from discontinued operations
Pesos	(494)	—	—	(5,651)	(2,491)	(0.01)%	(17,152)	2,222	0.02%
Dollars	—	—	—	(87)	—	—	—	—	—
Total	(494)	—	—	(5,738)	(2,491)	—	(17,152)	2,222	0.01%
Total interest-bearing liabilities
Pesos	38,052,334	5,725,432	2.13%	32,029,184	4,717,342	(10.56)%	24,340,658	2,673,138	(3.25)%
Dollars	6,271,777	83,721	36.80%	3,997,530	18,706	2.77%	2,723,029	8,506	15.91%
Total	44,324,111	5,809,153	7.03%	36,026,714	4,736,048	(9.08)%	27,063,687	2,681,644	(1.33)%

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	17,429,167	—	—	13,188,072	—	—	10,348,993	—	—
Dollars	1,377,380	—	—	1,348,613	—	—	846,636	—	—
Total	18,806,547	—	—	14,536,685	—	—	11,195,629	—	—
Other liabilities
Pesos	10,153,313	—	—	6,306,908	—	—	5,126,499	—	—
Dollars	1,423,064	—	—	1,157,522	—	—	633,047	—	—
Total	11,576,377	—	—	7,464,430	—	—	5,759,546	—	—
Stockholders’ equity
Pesos	11,943,913	—	—	9,089,166	—	—	6,210,750	—	—
Total	11,943,913	—	—	9,089,166	—	—	6,210,750	—	—
Non–interest bearing liabilities and stockholders’ equity from continued operations
Pesos	39,526,393	—	—	28,584,146	—	—	21,686,242	—	—
Dollars	2,800,444	—	—	2,506,135	—	—	1,479,683	—	—
Total	42,326,837	—	—	31,090,281	—	—	23,165,925	—	—
Non–interest bearing liabilities and stockholders’ equity from discontinued operations
Pesos	46,177	—	—	70,592	—	—	96,835	—	—
Total	46,177	—	—	70,592	—	—	96,835	—	—
Total non–interest bearing liabilities and stockholders’ equity
Pesos	39,572,570	—	—	28,654,738	—	—	21,783,077	—	—
Dollars	2,800,444	—	—	2,506,135	—	—	1,479,683	—	—
Total	42,373,014	—	—	31,160,873	—	—	23,262,760	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	77,579,221	5,725,432	—	60,618,981	4,719,833	—	46,044,052	2,670,916	—
Dollars	9,072,221	83,721	—	6,503,752	18,706	—	4,202,712	8,506	—
Total	86,651,442	5,809,153	—	67,122,733	4,738,539	—	50,246,764	2,679,422	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	45,683	—	—	64,941	(2,491)	—	79,683	2,222	—
Dollars	—	—	—	(87)	—	—	—	—	—
Total	45,683	—	—	64,854	(2,491)	—	79,683	2,222	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	77,624,904	5,725,432	—	60,683,922	4,717,342	—	46,123,735	2,673,138	—
Dollars	9,072,221	83,721	—	6,503,665	18,706	—	4,202,712	8,506	—
Total	86,697,125	5,809,153	—	67,187,587	4,736,048	—	50,326,447	2,681,644	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2015, 2014 and 2013.

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	12,923,775	3,683,923	28.51%	8,613,465	1,906,411	22.13%	4,259,330	439,174	10.31%
Dollars	1,033,425	8,456	0.82%	320,040	77,202	24.12%	231,056	58,219	25.20%
Total	13,957,200	3,692,379	26.46%	8,933,505	1,983,613	22.20%	4,490,386	497,393	11.08%
Loans (4)
Private Sector
Pesos	45,436,591	11,263,271	24.79%	36,670,960	9,381,990	25.58%	30,347,126	6,263,679	20.64%
Dollars	2,900,642	127,178	4.38%	2,139,557	84,964	3.97%	1,797,921	72,599	4.04%
Total	48,337,233	11,390,449	23.56%	38,810,517	9,466,954	24.39%	32,145,047	6,336,278	19.71%
Public Sector
Pesos	644,724	3,994	0.62%	767,109	6,959	0.91%	784,655	4,982	0.63%
Dollars	16	—		1	—	—	588	—	—
Total	644,740	3,994	0.62%	767,110	6,959	0.91%	785,243	4,982	0.63%
Deposits with the Central Bank
Pesos	460,382	—	—	226,182	—	—	208,782	—	—
Dollars	5,074,517	—	—	4,790,093	—	—	2,946,513	—	—
Total	5,534,899	—	—	5,016,275	—	—	3,155,295	—	—
Other assets
Pesos	3,378,521	1,092,484	32.34%	3,015,240	958,053	31.77%	2,582,950	805,843	31.20%
Dollars	51	—	0.20%	5,094	(204)	(4.00)%	865	(16)	(1.81)%
Total	3,378,572	1,092,484	32.34%	3,020,334	957,849	31.71%	2,583,815	805,827	31.19%
Interest-earning assets from continued operations
Pesos	62,843,993	16,043,672	25.53%	49,292,956	12,253,413	24.86%	38,182,843	7,513,678	19.68%
Dollars	9,008,651	135,634	1.51%	7,254,785	161,962	2.23%	4,976,943	130,802	2.63%
Total	71,852,644	16,179,306	22.52%	56,547,741	12,415,375	21.96%	43,159,786	7,644,480	17.71%
Interest-earning assets from discontinued operations
Pesos	3,959	2,603	—	24,217	5,404	—	43,123	12,964	0.01%
Dollars	1,249	—	—	544	92	—	1,625	—	—
Total	5,208	2,603	—	24,761	5,496	—	44,748	12,964	0.01%
Total interest-earning assets
Pesos	62,847,952	16,046,275	25.53%	49,317,173	12,258,817	24.86%	38,225,966	7,526,642	19.69%
Dollars	9,009,900	135,634	1.51%	7,255,329	162,054	2.23%	4,978,568	130,802	2.63%
Total	71,857,852	16,181,909	22.52%	56,572,502	12,420,871	21.96%	43,204,534	7,657,444	17.72%

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	8,696,014	—	—	6,503,640	—	—	4,983,751	—	—
Dollars	1,220,339	—	—	725,297	—	—	392,078	—	—
Total	9,916,353	—	—	7,228,937	—	—	5,375,829	—	—
Investments in other companies
Pesos	327,583	—	—	275,845	—	—	186,104	—	—
Dollars	2,495	—	—	2,175	—	—	1,465	—	—
Total	330,078	—	—	278,020	—	—	187,569	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	2,603,963	—	—	1,881,671	—	—	1,042,972	—	—
Total	2,603,963	—	—	1,881,671	—	—	1,042,972	—	—
Allowance for loan losses
Pesos	(1,294,206)	—	—	(1,063,412)	—	—	(992,499)	—	—
Dollars	(73,779)	—	—	(73,906)	—	—	(56,658)	—	—
Total	(1,367,985)	—	—	(1,137,318)	—	—	(1,049,157)	—	—
Other assets
Pesos	2,686,067	—	—	1,861,743	—	—	1,230,519	—	—
Dollars	630,322	—	—	461,939	—	—	299,246	—	—
Total	3,316,389	—	—	2,323,682	—	—	1,529,765	—	—
Non-interest-earning assets from continued operations
Pesos	13,019,421	—	—	9,459,487	—	—	6,450,847	—	—
Dollars	1,779,377	—	—	1,115,505	—	—	636,131	—	—
Total	14,798,798	—	—	10,574,992	—	—	7,086,978	—	—
Non-interest-earning assets from discontinued operations
Pesos	40,389	—	—	40,108	—	—	34,935	—	—
Dollars	86	—	—	(15)	—	—	—	—	—
Total	40,475	—	—	40,093	—	—	34,935	—	—
Total non-interest-earning assets
Pesos	13,059,810	—	—	9,499,595	—	—	6,485,782	—	—
Dollars	1,779,463	—	—	1,115,490	—	—	636,131	—	—
Total	14,839,273	—	—	10,615,085	—	—	7,121,913	—	—
ASSETS FROM CONTINUED OPERATIONS
Pesos	75,863,414	16,043,672	—	58,752,443	12,253,413	—	44,633,690	7,513,678	—
Dollars	10,788,028	135,634	—	8,370,290	161,962	—	5,613,074	130,802	—
Total	86,651,442	16,179,306	—	67,122,733	12,415,375	—	50,246,764	7,644,480	—
ASSETS FROM DISCONTINUED OPERATIONS
Pesos	44,348	2,603	—	64,325	5,404	—	78,058	12,964	—
Dollars	1,335	—	—	529	92	—	1,625	—	—
Total	45,683	2,603	—	64,854	5,496	—	79,683	12,964	—
TOTAL ASSETS
Pesos	75,907,762	16,046,275	—	58,816,768	12,258,817	—	44,711,748	7,526,642	—
Dollars	10,789,363	135,634	—	8,370,819	162,054	—	5,614,699	130,802	—
Total	86,697,125	16,181,909	—	67,187,587	12,420,871	—	50,326,447	7,657,444	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	12,196,228	22,504	0.18%	9,008,762	18,439	0.20%	7,719,280	13,453	0.17%
Dollars	3,414,786	179	0.01%	2,055,453	257	0.01%	1,458,765	1,319	0.09%
Total	15,611,014	22,683	0.15%	11,064,215	18,696	0.17%	9,178,045	14,772	0.16%
Time deposits
Pesos	23,126,105	5,116,213	22.12%	18,770,011	4,163,169	22.18%	15,037,091	2,373,976	15.79%
Dollars	2,126,313	47,027	2.21%	1,529,879	6,362	0.42%	1,131,265	3,295	0.29%
Total	25,252,418	5,163,240	20.45%	20,299,890	4,169,531	20.54%	16,168,356	2,377,271	14.70%
Borrowings from the Central Bank
Pesos	179,478	5,186	2.89%	174,668	7,248	4.15%	132,961	6,145	4.62%
Dollars	6,290	—	—	2,703	—	—	3,291	—	—
Total	185,768	5,186	2.79%	177,371	7,248	4.09%	136,252	6,145	4.51%
Borrowings from other financial institutions
Pesos	119,123	339,350	284.67%	1,193,628	390,783	32.74%	23,577	308,112	1,306.83%
Dollars	630,548	36,515	5.79%	338,868	12,087	3.57%	113,219	3,892	3.44%
Total	749,671	375,865	50.14%	1,532,496	402,870	26.29%	136,796	312,004	228.08%
Corporate bonds
Pesos	1,792,624	393,905	21.97%	1,674,170	310,596	18.55%	798,698	57,186	7.16%
Total	1,792,624	393,905	21.97%	1,674,170	310,596	18.55%	798,698	57,186	7.16%
Other liabilities
Pesos	639,270	(151,726)	(23.73)%	1,213,596	(170,402)	(14.04)%	646,203	(87,956)	(13.61)%
Dollars	93,840	—	—	70,714	—	—	16,489	—	—
Total	733,110	(151,726)	(20.70)%	1,284,310	(170,402)	(13.27)%	662,692	(87,956)	(13.27)%
Interest-bearing liabilities from continued operations
Pesos	38,052,828	5,725,432	15.05%	32,034,835	4,719,833	14.73%	24,357,810	2,670,916	10.97%
Dollars	6,271,777	83,721	1.33%	3,997,617	18,706	0.47%	2,723,029	8,506	0.31%
Total	44,324,605	5,809,153	13.11%	36,032,452	4,738,539	13.15%	27,080,839	2,679,422	9.89%
Interest-bearing liabilities from discontinued operations
Pesos	(494)	—	—	(5,651)	(2,491)	—	(17,152)	2,222	0.01%
Dollars	—	—	—	(87)	—	—	—	—	—
Total	(494)	—	—	(5,738)	(2,491)	—	(17,152)	2,222	0.02%
Total interest-bearing liabilities
Pesos	38,052,334	5,725,432	15.05%	32,029,184	4,717,342	14.73%	24,340,658	2,673,138	10.98%
Dollars	6,271,777	83,721	1.33%	3,997,530	18,706	0.47%	2,723,029	8,506	0.31%
Total	44,324,111	5,809,153	13.11%	36,026,714	4,736,048	13.15%	27,063,687	2,681,644	9.91%

	December 31,
	2015			2014			2013
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	17,429,167	—	—	13,188,072	—	—	10,348,993	—	—
Dollars	1,377,380	—	—	1,348,613	—	—	846,636	—	—
Total	18,806,547	—	—	14,536,685	—	—	11,195,629	—	—
Other liabilities
Pesos	10,153,313	—	—	6,306,908	—	—	5,126,499	—	—
Dollars	1,423,064	—	—	1,157,522	—	—	633,047	—	—
Total	11,576,377	—	—	7,464,430	—	—	5,759,546	—	—
Stockholders’ equity
Pesos	11,943,913	—	—	9,089,166	—	—	6,210,750	—	—
Total	11,943,913	—	—	9,089,166	—	—	6,210,750	—	—
Non–interest-bearing liabilities and stockholders’ equity from continued operations
Pesos	39,526,393	—	—	28,584,146	—	—	21,686,242	—	—
Dollars	2,800,444	—	—	2,506,135	—	—	1,479,683	—	—
Total	42,326,837	—	—	31,090,281	—	—	23,165,925	—	—
Non–interest-bearing liabilities and stockholders’ equity from discontinued operations
Pesos	46,177	—	—	70,592	—	—	96,835	—	—
Total	46,177	—	—	70,592	—	—	96,835	—	—
Total non–interest-bearing liabilities and stockholders’ equity
Pesos	39,572,570	—	—	28,654,738	—	—	21,783,077	—	—
Dollars	2,800,444	—	—	2,506,135	—	—	1,479,683	—	—
Total	42,373,014	—	—	31,160,873	—	—	23,262,760	—	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM CONTINUED OPERATIONS
Pesos	77,579,221	5,725,432	—	60,618,981	4,719,833	—	46,044,052	2,670,916	—
Dollars	9,072,221	83,721	—	6,503,752	18,706	—	4,202,712	8,506	—
Total	86,651,442	5,809,153	—	67,122,733	4,738,539	—	50,246,764	2,679,422	—
LIABILITIES AND STOCKHOLDERS’ EQUITY FROM DISCONTINUED OPERATIONS
Pesos	45,683	—	—	64,941	(2,491)	—	79,683	2,222	—
Dollars	—	—	—	(87)	—	—	—	—	—
Total	45,683	—	—	64,854	(2,491)	—	79,683	2,222	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	77,624,904	5,725,432	—	60,683,922	4,717,342	—	46,123,735	2,673,138	—
Dollars	9,072,221	83,721	—	6,503,665	18,706	—	4,202,712	8,506	—
Total	86,697,125	5,809,153	—	67,187,587	4,736,048	—	50,326,447	2,681,644	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014 and for the fiscal year ended December 31, 2014 compared to the fiscal year ended December 31, 2013. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	December 2015/December 2014 Increase (Decrease) Due to Changes in			December 2014/December 2013 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	1,228,654	548,858	1,777,512	963,698	503,539	1,467,237
Dollars	5,837	(74,583)	(68,746)	21,465	(2,482)	18,983
Total	1,234,491	474,275	1,708,766	985,163	501,057	1,486,220
Loans
Private sector
Pesos	2,172,912	(291,631)	1,881,281	1,617,905	1,500,406	3,118,311
Dollars	33,370	8,844	42,214	13,566	(1,201)	12,365
Total	2,206,282	(282,787)	1,923,495	1,631,471	1,499,205	3,130,676
Public sector
Pesos	(758)	(2,207)	(2,965)	(160)	2,137	1,977
Total	(758)	(2,207)	(2,965)	(160)	2,137	1,977
Other assets
Pesos	117,471	16,960	134,431	137,354	14,856	152,210
Dollars	(10)	214	204	(169)	(19)	(188)
Total	117,461	17,174	134,635	137,185	14,837	152,022
Interest-earning assets from continued operations
Pesos	3,518,279	271,980	3,790,259	2,718,797	2,020,938	4,739,735
Dollars	39,197	(65,525)	(26,328)	34,862	(3,702)	31,160
Total	3,557,476	206,455	3,763,931	2,753,659	2,017,236	4,770,895
Interest-earning assets from discontinued operations
Pesos	(5,827)	3,026	(2,801)	(4,933)	(2,627)	(7,560)
Dollars	(1)	(91)	(92)	(271)	363	92
Total	(5,828)	2,935	(2,893)	(5,204)	(2,264)	(7,468)
Total interest-earning assets
Pesos	3,512,452	275,006	3,787,458	2,713,864	2,018,311	4,732,175
Dollars	39,196	(65,616)	(26,420)	34,591	(3,339)	31,252
Total	3,551,648	209,390	3,761,038	2,748,455	2,014,972	4,763,427

	December 2015/December 2014 Increase (Decrease) Due to Changes in			December 2014/December 2013 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	5,881	(1,816)	4,065	2,640	2,346	4,986
Dollars	71	(149)	(78)	74	(1,136)	(1,062)
Total	5,952	(1,965)	3,987	2,714	1,210	3,924
Time deposits
Pesos	963,703	(10,659)	953,044	827,958	961,235	1,789,193
Dollars	13,191	27,474	40,665	1,658	1,409	3,067
Total	976,894	16,815	993,709	829,616	962,644	1,792,260
Borrowings from the Central Bank
Pesos	139	(2,201)	(2,062)	1,730	(627)	1,103
Dollars	—	—	—	—	—	—
Total	139	(2,201)	(2,062)	1,730	(627)	1,103
Borrowings from other financial institutions
Pesos	(3,060,972)	3,009,539	(51,433)	383,064	(300,393)	82,671
Dollars	16,891	7,537	24,428	8,049	146	8,195
Total	(3,044,081)	3,017,076	(27,005)	391,113	(300,247)	90,866
Corporate bonds
Pesos	26,028	57,281	83,309	162,420	90,990	253,410
Total	26,028	57,281	83,309	162,420	90,990	253,410
Other liabilities
Pesos	136,312	(117,636)	18,676	(79,669)	(2,777)	(82,446)
Total	136,312	(117,636)	18,676	(79,669)	(2,777)	(82,446)
Interest-bearing liabilities from continued operations
Pesos	(1,928,909)	2,934,508	1,005,599	1,298,143	750,774	2,048,917
Dollars	30,153	34,862	65,015	9,781	419	10,200
Total	(1,898,756)	2,969,370	1,070,614	1,307,924	751,193	2,059,117
Interest-bearing liabilities from discontinued operations
Pesos	1,811	680	2,491	2,143	(6,856)	(4,713)
Total	1,811	680	2,491	2,143	(6,856)	(4,713)
Total interest-bearing liabilities
Pesos	(1,927,098)	2,935,188	1,008,090	1,300,286	743,918	2,044,204
Dollars	30,153	34,862	65,015	9,781	419	10,200
Total	(1,896,945)	2,970,050	1,073,105	1,310,067	744,337	2,054,404

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	December 31,
	2015	2014	2013
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	62,847,952	49,317,173	38,225,966
Dollars	9,009,900	7,255,329	4,978,568
Total	71,857,852	56,572,502	43,204,534
Net interest income (1)
Pesos	10,320,843	7,541,475	4,853,504
Dollars	51,913	143,348	122,296
Total	10,372,756	7,684,823	4,975,800
Net interest margin (2)
Pesos	16.42%	15.29%	12.70%
Dollars	0.58%	1.98%	2.46%
Weighted average rate	14.44%	13.58%	11.52%
Yield spread nominal basis (3)
Pesos	10.49%	10.13%	8.71%
Dollars	0.17%	1.77%	2.31%
Weighted average rate	9.41%	8.81%	7.82%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.

(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Private Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and private issuers. The following table sets out our investments in Argentine and other governments and private securities as of December 31, 2015, 2014 and 2013 by type and currency of denomination.

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Government securities
In pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)	21,120	43,400	31,040
Argentine bonds	2,873,474	2,482,705	1,079,408
Other debt bonds	2,458	608	393
Holdings booked at amortized cost
Other debt bonds	164	164	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	11,065,745	8,630,056	1,273,092
Argentine Central Bank notes (NOBAC)	—	—	135,395
Total government securities in pesos	13,962,961	11,156,933	2,519,492
In foreign currency:
Holdings booked at fair value
Argentine bonds	326,126	415,760	871,590
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	20,835	—	—
Total government securities in foreign currency	346,961	415,760	871,590
Total government securities	14,309,922	11,572,693	3,391,082
Investments in listed private securities
Shares	174	178	90
Mutual funds	112,307	60,819	68,959
Total private securities	112,481	60,997	69,049
Subtotal government and private securities	14,422,403	11,633,690	3,460,131
Allowances	(212)	(201)	(196)
Total government and private securities	14,422,191	11,633,489	3,459,935
Corporate bonds—Unlisted	200,894	48,653	3,401

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2015 in accordance with issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON) (*)	2,560	10,240	8,320	—	21,120
Argentine bonds (*)	467,967	1,973,376	86,426	345,705	2,873,474
Other debt bonds	983	1,475	—	—	2,458
Holdings booked at amortized cost
Other debt bonds	164	—	—	—	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	11,065,745	—	—	—	11,065,745
Total government securities in pesos	11,537,419	1,985,091	94,746	345,705	13,962,961
In foreign currency:
Holdings booked at fair value
Argentine bonds (*)	240,543	81,273	1,436	2,874	326,126
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	20,835	—	—	—	20,835
Total government securities in foreign currency	261,378	81,273	1,436	2,874	346,961
Total government securities	11,798,797	2,066,364	96,182	348,579	14,309,922
Corporate bonds —Unlisted	27,579	173,315	—	—	200,894
Weighted average yield (for the securities indicated with *)	0.44%	23.32%	3.58%	3.84%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan at December 31, 2015, 2014 and 2013. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2015	2014	2013	2012	2011
	(in thousands of pesos)
Principal
Advances (1)	6,739,426	6,861,786	6,552,258	5,097,179	2,881,496
Notes discounted and purchased (2)	9,559,666	6,035,048	5,476,961	4,240,993	3,412,091
Secured with mortgages	2,122,955	1,466,346	1,243,900	877,775	736,900
Consumer loans (3)	30,234,396	21,253,033	16,907,751	11,981,439	8,861,911
Financial loans (4)	1,743,165	1,127,116	1,871,093	1,493,493	1,146,532
Loans to governmental sector (5)	66,799	54,459	40,915	35,067	46,027
Other loans	6,510,536	5,025,304	4,647,736	4,921,690	5,829,606

Less: Unaccrued interest and unused collections (6)	(216,365)	(133,912)	(132,213)	(73,413)	(89,332)

Plus: Interest and exchange differences receivable	908,684	691,454	582,255	443,065	316,773

Less: Allowance for loan losses	(1,105,941)	(937,794)	(722,462)	(523,857)	(444,973)
Total	56,563,321	41,442,840	36,468,194	28,493,431	22,697,031

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.

(2)	Notes discounted and purchased are endorsed promissory notes.

(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.

(4)	Financial loans are defined as loans to financial institutions.

(5)	Loans to governmental sector are secured by taxable rights.

(6)	Unaccrued interest is defined as the discount on notes and bills.

Secured Loans

	December 31,
	2015	2014	2013	2012	2011
	(in thousands of pesos)
Liquid guarantees	1,506,208	1,098,205	412,176	328,725	318,259
Preferred guarantees	5,901,564	4,799,288	4,484,338	3,390,488	2,152,151
Total	7,407,772	5,897,493	4,896,514	3,719,213	2,470,410

Credit Policy

Comprehensive management

The Risks Department of BBVA Francés continues to adjust its comprehensive management model by reconditioning its structures and improving its policies aimed at providing the solution that is best suited to the clients’ requirements, the changes of environment, and the requirements of the local regulatory body. It is also oriented to permanently improving the tools and processes, focused on the detection, monitoring and mitigation of each of the risks incurred by the Bank.

This model makes it possible to satisfactorily comply with the guidelines set forth by the B.C.R.A in its communications.

“Risks” comprises three big groups:

▪	Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction.

▪	Financial Risk: The possibility of losses generated by changes in the market rates or the risk quality which determine the value of the Bank’s assets and liabilities. It is subdivided into: Market Risk, Liquidity Risk, Interest Rate Risk and Marketplace Credit Risk.

▪	Operational Risk: The risk that losses may result from human errors, inappropriate or defective internal processes, system failures or as a consequence of external events. This definition excludes the strategic and/or business risk and the reputational risk.

The area’s objective is to ensure portfolio quality by controlling the origination of businesses and optimizing credit recoveries under best-practice standards. This without disregarding the main focus that is centered on the client, with particular emphasis on not inducing client over-indebtedness.

Credit risk ratios and performance

The evolution of non-performing loans and coverage ratios shows a good behavior of the credit risk portfolio, as has been the case over the past few years. The coverage ratio was 298.90% at December 2015, whereas the NPL ratio was 0.64%, thus maintaining the leadership in the financial system in terms of risk quality.

Management Units

The different risk units provide support to the management of commercial banking entities, both as regards admission and in the monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

It manages the clients of Retail and SMEs banking, including admission by means of predictive/statistical tools, both reactive and behavioral, admission of special cases, tools and policies management and portfolio monitoring.

With this configuration, the Bank continued with the intensive development of methods and tools to strengthen automated risk management, which entails a qualitative change in the proactive offer of services, to achieve greater decentralization of credit decision making, allowing the reactive admission teams to improve their value contribution.

The Bank currently uses a methodology based on risk groups, which permits more specialized offers and greater management capacity in the collection of problematic debts. This methodology has been complemented by regional differentiation regarding minimum income, credit assistance per product and purchasing power differences.

In 2013 the Bank launched re-estimated reactive and proactive scorings in order to achieve greater discrimination among risks. In 2014 the Bank incorporated a reactive evaluation tool for legal persons, which permits decentralizing standard credit decisions and those involving higher-profile companies. In 2015 we started a re-estimation of the proactive score and the application of new income predictors using specific behavioral variables that improve the models’ predictive capacity, which will be implemented during 2016.

Finally, one of the most important developments of the year involved the possibility of making credit assessments through online evaluation engines that incorporate the Bank’s credit policies. These can be used both on the website and through commercial partners.

Given the relevance of proactive selling, mechanisms have been implemented which control the quality of pre-approved offers.

In the SMEs segment, intensive campaigns have been developed for the qualification of clients by pre-approval methods, improving the offer and making it more flexible for the client. In 2105, pre-approved offers were incorporated for clients from outside the banking system.

Regarding risk tracking and monitoring, the Bank continues to apply a differential monitoring policy to fast-track collectives (clients with a high chance of default).

Middle Market and Corporate Risk

Focused on resolving the needs of the business, a dynamic structure has been achieved, in close relationship with the requirements of the environment, always taking into account the principles of caution and prudence, conditions which are necessary in order to maintain a standard of excellence as regards the quality of risks.

In 2015 the Bank consolidated the process to put the client in closer contact with risk decisions, so as to fulfill his needs in a more efficient way, consolidating regionalization with respect to middle-market risks and a scheme of delegated powers which permitted rapid and efficient actions.

With respect to the productive investment lines, the guidelines established by the BCRA were duly complied with. The process of placement of products was continued by means of special campaigns and pre-approved qualification lines for certain types of clients.

As regards the attention of the Corporate Banking business, coordination between the commercial and risks teams must be underlined as it achieved a reduction of response times oriented to satisfy the requirements of the business while maintaining risk quality.

In the field of improvement and innovation in relation to wholesale risk decision tools, during 2015 a wholesale risks website was created as a space of communication with the business areas. This website substantially accelerates the personalized management of internal clients. The Bank consolidated the use of the “Risk Analyst” tool, intended for the sector of big companies and corporations, which provides a distinctive analysis of different risk profiles. There was also an improvement in the risk-adjusted profitability information process, which enhanced the automatic provision of results on the “Client Profitability Card,” which contains information on the reciprocity and profitability of the Bank’s clients. The use of the companies rating model implemented in 2014 was also continued and monitored in order to measure the model’s degree of discrimination and determine future improvements.

Regarding the tracking of risks, we implemented a process, the “Asset Allocation tool,” which allows an exposure-to-risk analysis by sectors. It provides monthly information that makes it possible to monitor concentration in the different economic activities and make decisions in a fast and effective way. Likewise, in the monitoring committees, which meet fortnightly, the steps to follow are discussed in particular cases, as well in specific subjects relating to the wholesale credit risk policy.

Recoveries

This area manages the recovery of debts since their registration in the non-performing portfolio. This includes debts held by the Bank as well as those held by related companies (PSA Finance and Rombo Compañía Financiera).

The area’s working methodology is to aim for automation and improvements in the processes with existing resources, thus generating shorter response times, greater specialization levels and increased profitability in terms of collections per resource, as well as efficiency improvements, taking into consideration the absorption of greater workloads measured in the number of non-performing entries per resource.

The different functions or management teams are divided into clusters and grouped together so that they may be responsible for most of the processes. In addition, the Management developed another specific area (Policies, Software Innovations and Support and Process Monitoring) that interacts with each group in order to provide support, advice and solutions for each team to have everything it needs to carry out its tasks.

The Recovery Software system was consolidated to include the totality of Retail Banking Management. This comprises the online management of external collection agencies, automation of the accounting process for recoveries and the implementation of the judicial module for pledges and attachments. This made it possible to use only one application that integrates the whole history of the client, the management of credits, registering all the history of actions concerning a certain client, from the origination of the credit to its passing through stages of potential default, early default and late default, including any possible judicial procedures and up to a final resolution.

Finally, in 2016 we aim to integrate distressed companies and bankruptcy proceedings in this application.

Control and Reporting Units

The control and monitoring areas are responsible for giving coherence to the management of credit risk and ensuring that the management of risks that are critical for the Bank, Financial Risks and Operational Risks, is conducted according to the established standards.

This control stage is the one that completes the Comprehensive Risk Management Model.

Financial Risks

The management of financial risks is in line with the basic principles of Basel’s Banking Supervision Committee and operates a comprehensive process that identifies, measures, monitors and controls all relevant risks, which include:

▪	Market Risk (Counterpart and Valuation Risk);

▪	Structural Risks (Interest Rate Risk, Liquidity and Financing Risk); and

▪	Economic capital and stress tests.

To this effect, the structure consists of an orderly set of policies and organization, management, measurement, limits, information and control systems. Compliance with these policies is mandatory throughout BBVA Francés, and they involve, apart from the central bodies and units, all business units where the financial risk is originated.

Market Risks

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices.

Market risk applies to the Bank´s current trading portfolio which includes the following instruments:

•	Fixed income securities (Argentina sovereign bonds, Argentina Central Bank bills and corporate bonds)

•	Spot currency positions

•	Derivatives products (FX futures and forwards, interest rate swaps).

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of Economic Capital (CeR), VaR (Value at Risk), Stress, monthly and annual Stop Loss and internal sub-limits.

VaR is the main metrics used. This measurement estimates the maximum loss with a confidence level of 99% that may occur on the market positions within one day.

The average VaR for 2015 was Ps.11,99 million. After the December 17, 2015 devaluation, the exchange rate volatility increased and made an impact on risk estimates.

The total VaR consists of two risk factors, VaR interest and VaR FX, which averaged Ps.8.4 million and Ps.6.6 million respectively in 2015.

Counterparty Risk

Counterparty Risk is understood as the loss that would result from the default of a counterparty, given a certain confidence level, from the present time to the expiration of all transactions with that counterparty

The products where such risk exists are:

▪	Derivatives; and

▪	Liquidity-management transactions guaranteed by securities (repos).

This risk is dependent on:

▪	The transaction’s market value, defined as the difference between the original price and the present mark-to-market value. This market value may be positive or negative depending on which party is assuming the risk.

▪	The potential risk, an estimate of the maximum expected market value increase, for a given confidence level, due to future price variations until the transaction’s due date.

At the end of the year, the counterparty risk amounted to Ps.693 million, basically consisting of exchange rate futures and forwards.

Assessment

The Market Risks area is responsible for making a prudent assessment at market prices of the financial instruments, a process that involves the identification, evaluation, monitoring, control and mitigation of market risks.

Automatic systems are used to find out and publish on a daily basis those market prices and variables that have an impact on the Bank’s portfolios and on the clients’ holdings under management.

In determining prices, priority is given to the use of market information. If this is not possible, then the assessment is made by applying internal valuation models. For fixed-income transactions in the Bank’s portfolio, the valuation is based on calculating the present value of expected flows, using market yield curves for discount purposes.

Liquidity and Financing Risk

BBVA Francés has developed a liquidity and financing risk management system, one of whose components is a general risk-appetite framework that expresses the levels and types of risk it is prepared to assume in order to carry out the strategic plan without any significant deviations, including under stress situations, and also a corporate management scheme that includes the planning of risks on an annual basis, and a set of corporate control and management policies developed for application in the different business units.

Among the core metrics, the following stand out:

▪	LtSCD (Loan to Stable Customers Deposits): this is the relationship between the net credit investment and the clients’ stable resources, and it is established as the basic risk-appetite metric. It provides information on the balance financing structure for a certain time. The purpose in this connection is to preserve a stable financing structure in the medium and long term. Considering the retail focus of the business of BBVA Francés, keeping an adequate volume of resources from stable clients is key in order to preserve a solid liquidity profile. During 2015 this ratio remained at low to moderate levels, in line with our risk appetite.

With respect to regulatory ratios, the LCR (Liquidity Coverage Ratio), defined by Basel and incorporated by the BCRA, measures the relationship between high-quality liquid assets and total net cash outflows during a period of 30 days. BBVA Francés has internalized this metric and in 2015 it exceeded the Basel requirements. Likewise, in the course of 2015, quarterly liquidity monitoring reports were implemented, as required by the BCRA, as additional liquidity monitoring metrics.

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

Financial Margin Sensibility (FMS)

Financial Margin Sensibility measures the change in expected accruals for a certain period (12 months) in case of a displacement in the 100-basis-point interest rate curve.

The calculation of financial margin sensibility is made by simulation, be it for a scenario of movement in the interest-rate curve as well as for the present situation, the sensibility being defined as the difference between both calculated margins. The SMF average consumption for 2015 was below 1% of the projected financial margin for 12 months.

Economic Capital

During 2015 the Bank prepared the Self-Evaluated Capital Report (IAC) as per Communication “A” 5515 of the BCRA (Section V).

Economic capital is an instrument to measure in a homogenous way the different risks assumed by BBVA Francés. It consists of an estimate of the unexpected losses it may be exposed to in its different risk activities. Therefore, the goal is to determine what capital or resources we would need in order to be able to support such losses.

Capital calculation methodologies for the following risks are defined as per the guidelines set forth in Basel II.5:

▪	Credit risk

▪	Concentration risk

▪	Market risk

▪	Interest rate risk

▪	Operational risk

▪	Reputation risk and strategic risk

Distribution of the economic capital by type of risks:

-	Credit risk and Concentration risk: represent 51% of the total economic capital

-	Operational risk: 23%

-	Interest rate risk and Reputation and strategic risk: 12,5% each.

-	Market Risk: 1%

Stress Tests

A stress test is defined as the evaluation of a financial position in a severely adverse –but possible– scenario.

In this connection, stress tests are divided into retail and comprehensive according to their scope of application. The purpose of the former is to measure the impact of an adverse scenario at the retail level by risk type. The latter try to quantify impacts at the aggregate level for unfavorable scenarios in terms of the balance sheet, the income statement, the statement of cash flow and the capital requirements associated with a certain hypothetical stress situation.

According to the results of each of these tests, a process of analysis and decision-making is generated in order to place the Bank’s action lines in line with the desirable risk level.

The stress tests are oriented to:

▪	Provide a prospective evaluation of the risk;

▪	Overcome the limitations of historical models and data;

▪	Reinforce internal and external communication;

▪	Establish capital and liquidity planning procedures;

▪	Cooperate in establishing risk tolerance levels; and

▪	Facilitate the application of risk contingency and mitigation plans to a range of possible stress situations.

In all stressed risks the results have been satisfactory and confirm the capacity of BBVA Francés to face adverse situations in severe scenarios.

Also, stress tests at BBVA Francés are applied individually to each of the following risks:

▪	Credit Risk Stress

Credit risk is associated with non-compliance by loan borrowers with the terms of the loan. The concept of credit crisis is associated with the existence of large number of borrowers in default, likely to be in default or with a high probability of being in default for reasons relating to a worsening economy.

BBVA Frances is currently adapting its methodology based on econometric models and sensibilities that are more adjusted to the Argentine economy.

Through a combined analysis of sensibilities and scenarios, the Bank may determine the impact of an adverse macroeconomic scenario on non-performing loans and credit losses, all of these being measured by the line item “Allowances for loan losses” in the financial statements.

Finally, several stress tests were conducted for different projected scenarios of the Argentine economy over a year (both positive and negative GDP variations).

▪	Market Risk Stress

The stress tests by market risk are based on both historical and simulated scenarios, and their purpose is to quantify through the VaR what is the maximum loss that can be generated in the Global Market portfolio, thus determining stress scenarios.

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

On the other hand, stress tests based on simulations (Resampling) are also conducted. This methodology of calculation for stress scenarios is based on Monte Carlo simulations for obtaining random curves associated to risk factors having an impact on the treasury’s portfolio. These are dynamic scenarios which are recalculated on a monthly basis.

▪	Structural Interest Risk Stress

Through the interest rate stress test an evaluation is made of the exposure in the face of abnormal market variations based on historical situations or estimates of scenarios with a very low degree of probability. Stress scenarios must register not only changes in the market interest rate curves but also in the assumptions and hypotheses of the structural interest risk measurement model.

Therefore, the structural interest rate stress tests are based on stressing the economic capital by taking a simulation of 105 scenarios estimated on the curves of November 2008, when the Lehman Brothers crisis coincided with the impact of the A.F.J.P. nationalization.

Liquidity Stress

The analysis conducted is focused on high-impact but low-probability scenarios, in an attempt to foresee possible crisis situations, both internal or market-generated, that might arise at the Bank some time into the future, and to project indicators and metrics under these hypotheses.

Stress tests are developed in three scenarios: systemic crisis, internal crisis involving a sensible decrease of the credit rating and/or affecting our capacity to issue securities in wholesale markets and the business risk perception by the our banking intermediaries and clients; and a mixed scenario, such as a combination of the two mentioned above.

In the case of liquidity stress exercises, the most severe scenario would be the combination of internal and systemic crises. The test results for 2015 show that even in such scenario the financing structure remains stable, maintaining liquidity positions which cover the greatest liquidity gap and resist deposit losses of up to 17%.

Comprehensive Stress

In compliance with Communication “A” 5515 of the BCRA (Section IV) stress tests at the retail and consolidated levels were conducted to measure the impact of adverse macroeconomic scenarios based on GDP projections and real interest rates, among other relevant economic variables affecting the balance sheet, the income statement, the statement of cash flow and the capital requirements.

During 2015, BBVA Francés started a procedure to improve comprehensive stress, recalibrating the econometric models. The new development has permitted to analyze different scenarios and their impact in both equity accounts and income statements and in key indicators (liquidity ratio, solvency).

Technical and Reporting Secretariat

This area performs the procedures to control the technical ratios for graduation and fractioning of the risk, the provisioning and the determination of risk quotas per segment of economic activity and per type of financing.

It is responsible for the management of risks committees, the analysis of regulations and the coordination of audits.

It is also in charge of preparing and monitoring the department’s budget, comparing actual monthly values and their impact on the cost of arrears. This activity is essential to determine compliance with quality standards regarding credit risks, which is the goal of all risks units of Banco Francés.

This area includes a reporting unit whose function is to generate reports for the Risks Department to make decisions in compliance with our internal policies and with applicable laws and regulations, as well as to revise all processes and propose improvements. These reports are focused on an appropriate analysis of credit risk management in the different stages of identification, evaluation and monitoring.

Some of the areas addressed by our studies include the distribution of risks per economic sector, the evaluation of clients both internally and within the financial system, the monitoring of non-performing debtors and any significant increases in their number, statistics related to risk approvals, benchmarking reports, generation of tools to identify the best risks to be assumed, use of approved risk limits and evaluation of the different campaigns launched by the Bank.

All measurement, monitoring and control activities of relevance are presented to and analyzed by the “Risk Management Committee” and the “Technical Committee of Local Operations”, and then sent to the Board of Directors and the Management Committee.

Validation, Internal Control and Management of the Country’s Operational Risk

Finally the Risks Direction, in accordance with international standards and Central Bank regulations, operates the “Validation, Internal Control and Management of Operational Risk at Country Level” area, whose task is to ensure an updated, homogenous and appropriate control of the environment in all units of the Bank.

Validation is the area in charge of making sure that the internal risk models of BBVA Francés are appropriate for use in the management of risks, and it must issue a thorough, fact-based, and up-to-date opinion on the proper use of internal management models.

BBVA Francés has implemented a model named “Operational Risk and Internal Control” which is based on a scheme of internal control specialists and operational risk managers working on the different business areas and covering the whole life cycle of the operational risk which involves admission, monitoring and mitigation.

Said model identifies the organization’s operational processes and all the operational risks they are exposed to. Through this methodology each of the risks are evaluated and assigned a priority and a critical degree so that they can be managed and mitigated, if applicable.

For purposes of monitoring and mitigation, the Bank has an application that permits the mapping and evaluation of all operational risks, as well as the tracking of any detected weaknesses. It contemplates processes, risks, controls, weaknesses and their respective action plans. It also has a database where all cases of loss due to operational risk are registered.

We believe our Risk Management Model is comprehensive, robust, in line with international standards, up-to-date and capable of adaptation to the environment and to any necessary internal requirements.

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2015, 2014 and 2013. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	December 31,
	2015		2014		2013		2012		2011
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	2,946,020	5.11%	2,240,333	5.29%	2,057,623	5.53%	1,591,185	5.48%	986,984	4.26%
Beverage	1,314,655	2.28%	1,234,121	2.91%	798,011	2.15%	453,931	1.56%	240,024	1.04%
Chemicals	2,402,739	4.17%	2,801,410	6.61%	2,481,665	6.67%	1,804,376	6.22%	1,076,272	4.65%
Construction	636,285	1.10%	449,476	1.06%	240,707	0.65%	186,295	0.64%	171,680	0.74%
Consumer	29,571,132	51.28%	20,976,356	49.50%	16,511,057	44.40%	11,628,175	40.07%	9,655,152	41.72%
Electricity, oil, water and sanitary services	447,488	0.78%	386,656	0.91%	515,041	1.38%	278,560	0.96%	190,275	0.82%
Financial sector	1,743,165	3.02%	1,127,116	2.66%	1,871,093	5.03%	1,493,493	5.15%	1,146,532	4.95%
Foodstuff	1,848,101	3.20%	1,143,085	2.70%	1,623,070	4.36%	1,263,087	4.35%	732,311	3.16%
Government services	66,799	0.12%	54,459	0.13%	40,915	0.11%	35,067	0.12%	46,027	0.20%
Industrial metals	754,741	1.31%	691,058	1.63%	648,184	1.74%	697,031	2.40%	504,499	2.18%
Leather and fur product	34,283	0.06%	36,764	0.09%	38,521	0.10%	16,315	0.06%	15,128	0.07%
Mining products	112,472	0.20%	386,382	0.91%	981,471	2.64%	922,630	3.18%	640,413	2.77%
Oil and carbon	835,427	1.45%	399,569	0.94%	330,340	0.89%	288,784	1.00%	207,747	0.90%
Others	8,021,186	13.91%	5,263,827	12.39%	3,864,947	10.39%	4,726,115	16.29%	4,929,300	21.30%
Other manufacturing	166,064	0.28%	165,554	0.39%	265,935	0.72%	272,287	0.94%	109,469	0.47%
Printers, Publishers and Related Industries	82,295	0.14%	62,144	0.15%	66,277	0.18%	36,612	0.13%	—	—
Rubber products	293,736	0.51%	252,596	0.60%	389,815	1.05%	279,394	0.96%	117,929	0.51%
Retail trade	2,957,944	5.13%	2,275,910	5.37%	1,502,148	4.04%	988,538	3.41%	942,691	4.07%
Services	93,519	0.16%	66,306	0.16%	135,106	0.36%	85,421	0.29%	230,226	0.99%
Shoes, apparel and other textile products	161,720	0.28%	163,752	0.39%	268,601	0.72%	161,859	0.56%	70,015	0.30%
Textile	226,061	0.39%	163,468	0.39%	148,434	0.40%	120,637	0.42%	101,578	0.44%
Tobacco	5,844	0.01%	9,119	0.02%	6,590	0.02%	10,885	0.04%	17,097	0.07%
Transportation material	423,682	0.73%	328,774	0.78%	577,112	1.55%	365,210	1.26%	253,560	1.10%
Wholesale trade	2,451,069	4.25%	1,651,395	3.90%	1,787,888	4.81%	1,275,964	4.40%	727,847	3.15%
Wood products and cork	72,835	0.13%	51,004	0.12%	40,105	0.11%	35,437	0.11%	29,248	0.13%
Total	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2015 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount at December 31, 2015	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	66,799	120	—	66,679	—
To the financial sector	1,743,165	662,357	740,404	340,404	—
To the non-financial private sector and residents abroad	55,859,298	34,433,614	8,842,958	12,455,331	127,395
Overdrafts	6,878,570	6,475,067	279,837	123,666	—
With privileged guarantees	6,806,352	1,215,462	2,026,210	3,441,683	122,997
Credit cards	18,444,138	18,444,138	—	—	—
Other	23,730,238	8,298,947	6,536,911	8,889,982	4,398
Total	57,669,262	35,096,091	9,583,362	12,862,414	127,395
Percentage of total loan portfolio	100.00%	60.86%	16.62%	22.30%	0.22%

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2015

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2015. Loans are stated before deduction of the allowance for loan losses.

December 31, 2015
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	980,513
Foreign currency	22,759
Sub-total	1,003,272
Fixed Rate
Pesos	52,393,590
Foreign currency	3,902,400
Sub-total	56,295,990
Non-performing (1)
Pesos	366,113
Foreign currency	3,887
Sub-total	370,000
Total	57,669,262
(1)	For additional information on non-performing loans see “Item 4. Information on the Company—Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more at December 31, 2015.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed Rate	Variable Rate
	(in thousands of pesos)
To the non-financial public sector	60,786	—
To the financial sector	294,362	—
To the non-financial private sector and residents abroad	12,582,517	210
Total	12,937,665	210

Allowance for Loan Losses and Loan Loss Experience

BBVA Francés classifies its borrowers in accordance with the regulations of the Central Bank, its primary bank regulator, and not in the manner established by the SEC. As a result, BBVA Francés does not keep records classifying loans as “non-accrual”, “past due”, “restructured” and “potential problem loans”, as those terms are defined by the SEC.

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

Payment capacity evaluation based on the borrower’s income will not be mandatory, as long as specific evaluation methods are used or the borrowers’ loans are for minimal amounts in terms of point 1.1.3.3, Section 1 of the “Credit Management” rules of the BCRA.

4.	When loans are fully collateralized by preferred class A collateral, evaluation of repayment capacity is not required.

5.	Minimum classification frequency.

a)	Consumer portfolio clients: monthly

b)	Commercial portfolio clients: annually. However classification should be performed:

▪	During the course of each quarter for clients whose debts are equivalent to 5% or more of the financial institution’s total capital;

▪	During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% or the equivalent to $4,000,000 whichever is lower, and less than 5% of the financial institution’s total capital.

▪	In addition, the bank should review a debtor’s situation when any of the following circumstances take place:

a)	when a debtor has debts equivalent to at least 10% of the total notified to the Credit Information Debtor Base in another financial institution, and that institution lowers the client’s rating on the mentioned database;

b)	when there are changes to any of the objective classification criteria (arrears or legal situation);

c)	when a credit rating agency lowers the rating of securities issued by the client by more than one level; or

d)	when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.

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

Table (i) – Enhanced situation by the payment of quotas. Consumer portfolio. The following table applies (*)

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

Table (ii) – Enhanced situation by cancellation percentage of capital. Consumer and commercial portfolios (**)

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

Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve borrower’s situation.

8.	Refinancing. Criterion for deteriorating the situation by noncompliance with the refinancing.

Arrears are considered to exist in refinancing if a delay exceeding 31 days occurs.

The criteria determining the situation of a refinanced client are as follows:

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

b)	To the above must be added the refinancing arrears, and according to this the situation in which the refinanced client must be placed is determined.

B.	Provisioning

1.	Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.

The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A” (1)	With preferred collateral “B” (2)	Without preferred collateral
1. Normal	1%	1%	1%
2. a) under observation and low risk	1%	3%	5%
b) under negotiation or with refinancing agreements	1%	6%	12%
3. Problem and medium risk	1%	12%	25%
4. High Insolvency Risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
6. Irrecoverable for Technical Decision	1%	100%	100%

(1)	Consist of titles or documents that the creditor can easily liquidated to settle an unpaid debt without following the normal procedure of bankruptcy. They include foreign currencies, certificates of deposit, government securities and other.

(2)	Include mortgages and pledges in the first degree for which it must comply with legal enforcement procedures;

Banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “Problem” or lower or “Medium Risk” or lower. The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.

By Communication “A” 4683 the BCRA introduced the possibility for debtors of the Consumer and Consumer-like Portfolio to be assigned a percentage above the minimum estimate for the situation without having to be automatically reclassified to the next category. BBVA Francés has used this possibility further supported by the regulations.

2.	Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in normal situation.

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

In order to provide for the Bank an appropriate level of provisions, the behavior of the Bank’s main credit portfolio indicators will be monitored on a regular basis.

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

3.	Allowance percentages used by BBVA Francés

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

(*)This Policy will be applicable except as authorized by the Companies and Wholesale Banking Monitoring Committee.

(**) In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

▪	Percentages of allowance for Commercial portfolio clients (other than Normal situation):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
3	With Problems	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

4.	The SEFyC may require additional provisioning if it determines that the current level is inadequate.

5.	Accrual of interest on client debts classified as “under negotiation or with refinancing agreements” when arrears of more than 90 days in the payment of obligations are recorded, and those in the “substandard” or “medium risk”, “high risk”, and “unrecoverable” categories must be provided for at 100% as from the moment they are classified in any of those categories. The financial institution may opt to interrupt interest accrual.

6.	Client debt classified as “unrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in memorandum accounts.

7.	Inclusion of debtors in the “unrecoverable based on technical criteria” category results in the obligation to provision loans at 100%, including renewals, stays, forbearance –express or tacit – granted after such classification, once 90 or 180 days have elapsed as from the date on which the first of such financing measures were taken.

8.	Provision for the normal portfolio is of a global nature, while in the case of the other categories the allocation of provisions for each debtor is made on an individual basis.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at the end of each fiscal year:

	December 31,
	2015	%	2014	%	2013	%	2012	%	2011	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%	22,937,081	99.11%
Low risk / Special tracking	254,045	0.44%	267,694	0.63%	229,270	0.62%	168,917	0.58%	99,514	0.43%
Medium risk / Problem	186,600	0.32%	207,858	0.49%	138,687	0.37%	96,211	0.33%	54,568	0.24%
High risk / High risk of insolvency	139,648	0.24%	142,797	0.34%	106,622	0.29%	72,974	0.25%	39,981	0.17%
Irrecoverable	43,616	0.08%	67,495	0.16%	38,811	0.10%	18,556	0.06%	10,694	0.05%
Irrecoverable for technical decision	136	—	133	—	134	—	162	—	166	—
Total	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%

Classification of Loan Portfolio

The following table presents our consumer and commercial loan portfolio as of December 31, 2015, 2014, 2013, 2012 and 2011 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	December 31,
	2015		2014		2013		2012		2011
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	28,473,942	98.75%	20,054,997	97.14%	16,527,979	97.43%	12,067,720	97.47%	9,271,567	98.16%
Normal (Commercial)	28,571,275	99.09%	21,639,660	99.56%	20,149,153	99.61%	16,592,748	99.73%	13,665,514	99.77%
	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%	22,937,081	99.11%
Low risk (Consumer)	230,691	0.80%	251,710	1.22%	202,832	1.20%	151,296	1.22%	81,563	0.86%
Special tracking (Commercial)	23,354	0.08%	15,984	0.07%	26,438	0.13%	17,621	0.11%	17,951	0.13%
	254,045	0.44%	267,694	0.63%	229,270	0.62%	168,917	0.58%	99,514	0.43%
Medium risk (Consumer)	174,717	0.61%	179,378	0.87%	132,417	0.78%	90,692	0.73%	51,628	0.55%
Problem (Commercial)	11,883	0.04%	28,480	0.13%	6,270	0.03%	5,519	0.03%	2,940	0.02%
	186,600	0.32%	207,858	0.49%	138,687	0.37%	96,211	0.33%	54,568	0.24%
High risk (Consumer)	110,443	0.38%	132,140	0.64%	72,717	0.43%	55,616	0.45%	32,389	0.34%
High risk of insolvency (Commercial)	29,205	0.10%	10,657	0.05%	33,905	0.17%	17,358	0.10%	7,592	0.06%
	139,648	0.24%	142,797	0.34%	106,622	0.29%	72,974	0.25%	39,981	0.17%
Irrecoverable (Consumer)	27,537	0.10%	26,891	0.13%	27,205	0.16%	14,916	0.12%	8,180	0.09%
Irrecoverable (Commercial)	16,079	0.06%	40,604	0.19%	11,606	0.06%	3,640	0.02%	2,514	0.02%
	43,616	0.08%	67,495	0.16%	38,811	0.10%	18,556	0.06%	10,694	0.05%
Irrecoverable for technical decision (Consumer)	136	—	133	—	134	—	162	—	165	—
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	1	—
	136	—	133	—	134	—	162	—	166	—
Total consumer loans	29,017,466	100.00%	20,645,249	100.00%	16,963,284	100.00%	12,380,402	100.00%	9,445,492	100.00%
Total commercial loans	28,651,796	100.00%	21,735,385	100.00%	20,227,372	100.00%	16,636,886	100.00%	13,696,512	100.00%
Total	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%	23,142,004	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described above, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	December 31,
	2015	2014	2013	2012	2011
	(in thousands of pesos)
Non-performing loans (1)	370,000	418,283	284,254	187,903	105,409
Total	370,000	418,283	284,254	187,903	105,409

With preferred guarantees	66,318	76,291	68,581	50,080	19,432
Unsecured	303,682	341,992	215,673	137,823	85,977
Total	370,000	418,283	284,254	187,903	105,409

(1)	Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2015, 2014, 2013, 2012 and 2011, non-performing loans include Ps.236,870, Ps.259,401, Ps.161,588, Ps.114,515 and Ps.64,688, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	December 31,
	2015		2014		2013		2012		2011
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	35,751	9.66%	25,440	6.08%	24,034	8.46%	10,557	5.62%	3,425	3.25%
Beverage	2	—	—	—	3	—	1	—	19	0.02%
Chemicals	14	—	2,486	0.59%	115	0.04%	9	—	921	0.87%
Construction	99	0.03%	538	0.13%	560	0.20%	1,058	0.56%	401	0.38%
Consumer	315,920	85.38%	341,003	81.53%	240,428	84.57%	162,742	86.61%	92,372	87.63%
Electrical machinery	594	0.16%	23	0.01%	8	—	230	0.12%	—	—
Financial sector	58	0.02%	147	0.04%	14	—	1	—	7	0.01%
Foodstuff	2,118	0.57%	8,611	2.06%	140	0.05%	168	0.09%	372	0.35%
Industrial metals	23	0.01%	9	—	260	0.09%	5	—	954	0.91%
Leather and fur products	26	0.01%	9	—	3	—	833	0.44%	789	0.75%
Machinery and tools	13	—	7,880	1.88%	10,177	3.58%	9,462	5.04%	—	—
Mining products	16	—	6	—	300	0.11%	4	—	8	0.01%
Oil and carbon	23	0.01%	81	0.02%	3	—	1	—	—	—
Others	83	0.02%	9	—	14	—	11	0.01%	1,511	1.43%
Other manufacturing	26	0.01%	5,449	1.30%	894	0.31%	40	0.02%	45	0.04%
Paper products	23	0.01%	4	—	190	0.07%	4	—	432	0.41%
Printer, publishers and related industries	1,422	0.38%	1,393	0.33%	165	0.06%	231	0.12%	229	0.22%
Rubber products	6	—	49	0.01%	—	—	—	—	—	—
Retail trade	517	0.14%	1,627	0.39%	1,076	0.38%	1,040	0.55%	330	0.31%
Services	1,276	0.34%	3,148	0.75%	108	0.04%	328	0.17%	448	0.43%
Textile	271	0.07%	2,563	0.61%	6	—	342	0.18%	2,126	2.02%
Transportation material	839	0.23%	646	0.15%	336	0.12%	192	0.10%	9	0.01%
Wholesale trade	5,383	1.46%	11,650	2.80%	5,419	1.92%	644	0.34%	820	0.79%
Wood products and cork	5,497	1.49%	5,512	1.32%	1	—	—	—	191	0.18%
Total	370,000	100.00%	418,283	100.00%	284,254	100.00	187,903	100.00%	105,409	100.00%

As of December 31, 2015, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.82.9 million, or 0.14% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 amounted to Ps.15.2 million, Ps.17.4 million, Ps.29.8 million, Ps.25.5 million and Ps.24.7 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011. See Note 24.5 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	December 31,
	2015	2014	2013	2012	2011
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	937,794	722,462	523,857	444,973	396,227
Provisions for loan losses	648,207	575,510	456,267	259,181	134,199
Charge-offs (1)	(480,060)	(360,178)	(257,662)	(180,297)	(85,453)
Advances	—	—	—	(37,869)	(9,668)
Consumer	(434,915)	(321,645)	(241,126)	(119,112)	(48,248)
Notes discounted and purchased	(6,668)	—	—	—	(21,230)
Other	(38,477)	(38,533)	(16,536)	(23,316)	(6,307)
Balance at the end of year	1,105,941	937,794	722,462	523,857	444,973
Net charge-off / average loans	0.98%	0.92%	0.79%	0.70%	0.43%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.480.1 million charged-off in the fiscal year ended December 31, 2015, Ps.70.5 million or 14.68%, were related to corporate borrowers and Ps.409.6 million or 85.32%, were related to individual consumers. The variation between 2015 and 2014 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.360.2 million charged-off in the fiscal year ended December 31, 2014, Ps.29.9 million or 8.31%, were related to corporate borrowers and Ps.330.2 million or 91.69%, were related to individual consumers. The variation between 2014 and 2013 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.257.7 million charged-off in the fiscal year ended December 31, 2013, Ps.26.0 million or 10.08%, were related to corporate borrowers and Ps.231.7 million or 89.92%, were related to individual consumers. The variation between 2013 and 2012 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.180.3 million charged-off in the fiscal year ended December 31, 2012, Ps.23.0. million or 12.76%, were related to corporate borrowers and Ps.157.3 million or 87.24%, were related to individual consumers. The variation between 2012 and 2011 is due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.85.5 million charged-off in the fiscal year ended December 31, 2011, Ps.45.6 million or 53.36%, were related to corporate borrowers and Ps.39.9 million or 46.64%, were related to individual consumers. The lower volume of charge-offs in 2011 was due to the improvement in the quality of our credit portfolio during the years 2010 and 2011 which resulted in better severity ratios and lower volumes of delinquent debtors. This in turn led to a reduction in the volume of irrecoverable loans during the year 2011 and therefore to an attenuated fall in the volume of charge-offs. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principals only) for each of the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	December 31,
	2015		2014		2013		2012		2011
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	86,336	11.89%	101,951	16.51%	80,045	17.96%	63,394	17.94%	41,871	12.54%
Notes discounted and purchased	105,838	16.86%	68,917	14.52%	56,611	15.01%	44,713	14.92%	44,792	14.85%
Secured with mortgages	29,936	3.74%	21,705	3.53%	15,705	3.42%	10,802	3.10%	14,558	3.99%
Chattel mortgage	83,562	8.06%	72,818	8.89%	72,982	9.54%	47,060	8.72%	29,207	7.19%
Consumers loans	637,615	45.26%	512,003	42.25%	382,529	36.81%	260,970	33.44%	201,941	31.39%
Financial Loans	15,639	2.69%	21,922	2.19%	25,926	4.50%	21,867	4.54%	23,605	4.55%
Other loans to governmental sector	—	0.02%	—	0.02%	—	0.02%	—	0.03%	—	0.11%
Other	147,015	11.48%	138,478	12.09%	88,664	12.74%	75,051	17.31%	88,999	25.38%
Total	1,105,941	100.00%	937,794	100.00%	722,462	100.00%	523,857	100.00%	444,973	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2015, 2014 and 2013.

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	17,429,167	13,188,072	10,348,993
Dollars	1,377,380	1,348,613	846,636
Total	18,806,547	14,536,685	11,195,629
Saving accounts
Average
Pesos	12,195,649	9,008,762	7,719,280
Dollars	3,414,786	2,055,453	1,458,765
Total	15,610,435	11,064,215	9,178,045
Average real rate
Pesos	(11.07)%	(21.88)%	(12.68)%
Dollars	35.00%	2.30%	15.65%
Total	(0.99)%	(17.39)%	(8.17)%
Time deposits
Average
Pesos	23,126,105	18,770,011	15,037,091
Dollars	2,126,313	1,529,879	1,131,265
Total	25,252,418	20,299,890	16,168,356
Average real rate
Pesos	8.41%	(4.75)%	0.93%
Dollars	37.98%	2.71%	15.89%
Total	10.90%	(4.19)%	1.98%

Maturity of Deposits at December 31, 2015

The following table sets forth information regarding the maturity of our deposits at December 31, 2015.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	21,194,352	21,194,352	—	—	—
Savings	22,451,122	22,451,122	—	—	—
Time deposits	31,895,955	30,750,448	974,949	164,045	6,513
Investment accounts	34,807	5,521	86	29,200	—
Other	1,288,257	1,283,827	2,683	1,747	—
Total	76,864,493	75,685,270	977,718	194,992	6,513

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2015.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic offices	11,681,613	11,344,276	252,712	82,648	1,977
Total	11,681,613	11,344,276	252,712	82,648	1,977

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	December 31,
	2015	2014	2013
	(in thousands of pesos, except percentages)
Net income	3,784,487	3,204,496	2,024,244
Average total assets (1)	92,512,552	66,406,265	51,654,102
Average stockholders’ equity (1)	12,024,120	8,744,028	6,144,058
Stockholders’ equity at the end of the fiscal year	13,716,363	10,331,876	7,156,180
Net income as a percentage of:
Average total assets	4.09%	4.83%	3.92%
Average stockholders’ equity	31.47%	36.65%	32.95%
Declared dividends (2)	900,000	400,000	28,800
Dividend payout ratio (3)	23.78%	12.48%	1.42%
Average stockholders’ equity as a percentage of average total assets	13.00%	13.17%	11.89%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.

(2)	For the fiscal years ended December 31, 2015, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 26, 2016 were Ps.900 million (see Note 14.b) to the Consolidated Financial Statements).For the fiscal years ended December 31, 2014, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 7, 2015 were Ps.400 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2013, the dividends in cash authorized at the Ordinary and Extraordinary Shareholders’ Meeting on April 10, 2014 were Ps.28.8 million (see “Item 8. Financial Information—Dividends”).

(3)	Declared dividends stated as percentage of net income. Since April 2002, the Central Bank had suspended the payment of dividends. As of June 2, 2004, financial institutions that are allowed to make distributions will have no effect on the prior authorization of the Central Bank provided that certain conditions are met. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.13.9 billion, Ps.8.2 billion and Ps.4.1 billion for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. The table below shows those amounts at the end of each fiscal year.

	December 31,
	2015		2014		2013
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	13,947,721	4.5%	8,218,005	6.7%	4,082,688	7.2%
Average during year	11,033,191	18.0%	8,660,094	15.6%	4,350,246	16.9%
Maximum month-end balance	13,947,721		11,670,135		6,092,795

F. THE ARGENTINE BANKING SYSTEM AND ITS REGULATORY FRAMEWORK

Argentine Banking System

On December 31, 2015, Argentina’s banking system consisted of 62 commercial banks, of which 13 were government-owned or government-related banks and 49 were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendencia de Entidades Financieras y Cambiarias (the Superintendency of Financial Institutions and Exchanges, referred to as the “Superintendency”) and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2015, the largest privately owned locally based commercial banks, in terms of total assets, were the following: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Francés, Banco Macro S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Similarly, private financial institutions accounted for approximately 54.91% of deposits and approximately 61.34% of gross loans in the Argentine financial system. In addition, the ten largest private financial institutions accounted for 43.83% of all deposits and 49.33% of all loans in the Argentine financial system. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state owned banks are: Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2015, based on the available data of the Central Bank, such entities accounted for approximately 39.79% of deposits and approximately 31.21% of gross loans in the Argentine banking system.

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

Amendments to the Central Bank’s Charter and the Convertibility Law

Law No. 26,739 amended the functions and powers of the Central Bank, and the ability of the Federal government to obtain financing from the Central Bank.

On March 28, 2012, Law No. 26,739 was published in the Official Gazette amending the charter of the Central Bank (as amended, the “Charter”) of the Argentine Republic, which had been previously approved by Law No. 24,144 and the Convertibility Law.

The amendments introduced by Law No. 26,739 may be grouped in two main topics: (i) amendments to the functions and powers of the Central Bank as the regulatory and supervisory authority of the financial system; and (ii) expansion of the Federal government’s access to financing from the Central Bank.

▪	Functions and powers of the Central Bank:

-	Purpose of the Central Bank. Until Law No. 26,739 was enacted, according to the Charter, the “primary and fundamental purpose” of the entity was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank will have multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

-	Relationship of the Central Bank with the Executive Branch and the Congress. Under the Charter, the Central Bank remains a “self-governed entity”, and it remain in effect that: (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the Executive Branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the Federal government”.

-	Obligations and powers of the Central Bank related to economic information. The amendments to the Charter limit the ability of the Central Bank to supply economic information. In particular, (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Argentine Republic; and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base have been removed from the Charter.

-	Functions and powers of the Central Bank. New powers have been vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities, and transportation of value companies; and (iii) to protect the rights of consumers of financial services and fair competition within the financial system.

-	Powers of the Central Bank’s President. The amendments strengthen the powers of the President of the Central Bank’s board of directors. In this respect: (i) the Superintendency (which will no longer be a deconcentrated entity) is now under the President’s supervision; (ii) the President is empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors), and (iii) the President’s powers in emergency situations are increased.

-	Powers of the Central Bank’s board of directors. New regulatory powers are expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial market, and (iv) to regulate the obtaining (through negotiable instruments or otherwise) by financial institutions of foreign currency funds.

▪	Financing of the Federal Government:

-	“Temporary Advances”. The amendment of the Charter significantly increases the Central Bank’s ability to grant “temporary advances” to the Federal government.

-	Pursuant to the Charter, the Central Bank may grant temporary advances to the Federal government for a term of up to twelve months, with no specific allocation, for an amount equivalent to 12% of the monetary base (which includes, outstanding currency and demand deposits of financial institutions with the Central Bank, in checking or special accounts).

-	In addition, advances may be granted (also for a twelve-month term) for an amount equal to up to 10% of the resources in cash that the Federal government has obtained in the last twelve months; but these “additional” advances have to be specifically allocated to the payment of obligations with international financial institutions and to the payment of obligations in foreign currency.

-	The amended Charter maintains the possibility of granting temporary advances within the limits described above, but the amendment also provides that, “exceptionally”, “additional” advances may be granted for up to another 10% of the resources in cash that the Federal government has obtained in the last twelve months, for an eighteen-month term. In addition, the requirement of specific allocation mentioned before has been abrogated. As a result, all of the “temporary advances” that the Central Bank may grant may be allocated to the purpose that the Federal government decides at its sole discretion.

-	Determination and application of the “freely available” reserves. The amendments to the Convertibility Law abrogated the requirement that the Central Bank’s reserves must underpin up to 100% of the monetary base.

-	Now the Central Bank’s board of directors shall determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts.

-	Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above.

-	The amendments to the Convertibility Law also broaden the scope of application of “freely available” reserves. In addition to the payment of obligations with international financial institutions, pursuant to the reform approved by Congress the “freely available” reserves may also be applied to the payment of “official bilateral external debt”. This last concept includes the debt that the Argentine Republic has with creditors grouped together in the “Paris Club”.

-	Argentine Fund for Indebtedness Reduction. This Fund was created through Decree No. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year. Law No. 26,739 provides that this Fund will continue to operate until the purpose for which it was created has been fulfilled.

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

Decreased demand in average dollar, effective for the deposits collected from January 27, 2014. Prior to determining the requirement, shall be deducted from the application base, monthly average daily balances of net position in LEBAC-denominated dollar that record the financial institution. Pursuant to Communication “A” 5859 of the BCRA, as from December 22, 2015 any financial institution may also deduce the monthly average of daily balances from the net position in NOBAC in U.S. dollars. In addition, through Communication “A” 5893, the BCRA rendered ineffective, for deposits created after February 2016, the decrease of the average requirement in U.S. dollars for fixed-term deposits.

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

The Central Bank sets forth the application of different requirements for deposits in pesos as opposed to foreign currencies.

The following schedule indicates the minimum cash requirements for each type of account. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

Type of Account	Feb /16
	I	II to VI
Current accounts and sight accounts open in Credit Unions	17%	15%
Other demand deposits, basic account and universal free account
In pesos	17%	15%
In foreign currency	20%	20%
Savings accounts
In pesos	17%	15%
In foreign currency	20%	20%
Unused balances from current account advances effected	17%	15%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	13%	12%
From 30 to 59 days	10%	9%
From 60 to 89 days	6%	5%
From 90 to 179 days	1%	0%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	20%	20%
From 30 to 59 days	15%	15%
From 60 to 89 days	10%	10%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%
Debt securities (including corporate bonds)
a) Debt issued, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%

Type of Account	Feb /16
	I	II to VI
From 30 to 59	11%	11%
From 60 to 89 days	7%	7%
From 90 to 179 days	2%	2%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	20%	20%
From 30 to 59	15%	15%
From 60 to 89 days	10%	10%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Sight and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	10%	10%
In foreign currency	10%	10%
Mutual Funds deposits (except mutual funds sight deposits made according to CNV rules)
In pesos	19%	19%
In foreign currency	20%	20%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	—	—
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	15%	14%

In addition to the above mentioned requirements, the following requirement must be observed:

▪	100% reserve for any defect in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

Lending Capacity Provided by Deposits in Foreign Currency

The lending capacity provided by deposits denominated in foreign currency must be applied in the denomination of the currency of the deposits. This includes those deposits denominated in dollars and payable in pesos and applies to the following purposes:

(1)	Prefinancing and financing of exports, carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. It also comprises operations to finance suppliers of services to be directly exported. This comprises those operations for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.

(2)	Other financing to exporters who can rely on a flow of future income in foreign currency and who, in the year prior to the finance being granted, can provide evidence of invoicing in foreign currency -brought into the country- for an amount in reasonable proportion to such financing.

(3)	Financing transactions granted to goods, producers or processors, provided:

-	They have firm sale contracts for the goods to be produced for an exporter, with prices fixed or to be fixed in a foreign currency (regardless of the currency in which the transaction is settled) and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets. In all cases of term purchase and sale agreements for a price to be fixed, such price must be in direct relation with the price of such products in local markets.

-	Their main activity is the production, processing and/or storage of fungible goods with a normal and regular foreign currency quotation in markets abroad that is widely known and easily accessible to the public and provided there is evidence, in the year prior to obtaining the financing, that total revenue from sales of such goods bears a reasonable proportion to that activity and its financing.

It also includes transactions to finance suppliers of services directly used in the process of exporting goods.

(4)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties.

(5)	Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient.

It comprises those transactions where financing is granted via the Bank’s participation in “syndicated loans”, be they with local or foreign entities.

(6)	Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclature for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption.

(7)	Debt securities or certificates of participation in financial trusts in foreign currency -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework of loans established by multilateral credit institutions of which Argentina is a party whose assets under management are loans originated by financial entities under the terms described in points (1) through (3) above and the first paragraph of point (4) or documents denominated in foreign currency, bought by the trustee for the purpose of financing transactions on the terms and conditions mentioned in the above points above.

(8)	Financing transactions for purposes other than mentioned in points (1) to (3) above and the first paragraph of point (4), included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(9)	Underfinancing loans (any interfinancing loans granted with such resources must be identified).

(10)	Internal bills issued by the Central Bank denominated in US dollars.

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

These new capital composition requirements help ensure that there will be greater capacity to absorb losses in stress situations.

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

Basel III complements risk weighted asset capital requirements with a limit on total leverage. This limit, known as the leverage ratio, is the ratio between core capital (Tier 1) and total assets without risk weighting, both on and off balance sheet, plus derivatives. At the international level, this ratio has initially been set at 3%. In Argentina, financial institutions record a leverage lower than the proposed maximum. Although Basel II establishes a capital requirement for the market risk generated by foreign currency positions, no cap is placed on them. On the other hand, Basel III introduces a limit through the leverage ratio, set in relation to total exposure regardless of the currency in which the assets are stated. Argentine regulations limit direct exposure to currency risk. Furthermore, with the aim of preventing the indirect exposure generated by the granting of loans denominated in foreign currency to agents whose income is in pesos, regulations in Argentina only allow funds obtained from deposits in foreign currency to be lent to customers who generate income in the same currency.

▪	Macroprudential Supervision

The reforms introduced by Basel III have two main objectives. One is; to ensure that individual banks can show resilience in periods of stress, known as “microprudential”; and the other one, complementary and broader, to discourage the building up of risks across the banking sector, as well as their procyclical amplification, is known as “macroprudential”.

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

Publication of Internal Adequacy Assessment Process standards and Supervisory Review and Evaluation Process pilot tests will take place as from 2013, the year in which the implementation of the Basel III will start unless the international agenda is modified. These activities will be additional to the observation and supervision of leverage and liquidity that should be carried out during the rest of this year and next year.

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

On January 7, 2015, by Resolution No. 4, the BCRA set forth that BBVA Francés is considered as a local entity of systemic importance (D-SIBs).

A gradual implementation schedule was decided according to the following scheme:

Year	Jan/Mar	Apr/Jun	Jul/Sep	Oct/Dec
2016	0.075	0.15	0.225	0.30
2017	0.375	0.45	0.525	0.60
2018	0.675	0.75	0.825	0.90
As from January 2019	1

It is important to note that with respect to the rules on distribution of results and in order to verify solvency, an additional 1% of the additional requirement is applied as from December 2014, so the above schedule is not applicable. As at December 31, 2014, the Bank complies with 100% of the new additional requirement.

Any defects of application derived from the requirement of additional capital will not make the financial institutions fall within the section about noncompliance with the Minimum Capital Regulations, even if they will not be allowed to distribute cash dividends and pay fees, ownership interest or bonuses originated in the bank’s distribution of results.

By Communication “A” 5827, the BCRA repealed Communication “A” 5694 as of January 2015, and established that financial institutions must maintain the following as of that date.

▪	Capital conservation margin

The capital conservation margin will be equivalent to 2.5% of the amount of risk-weighted assets (APR). This is in addition to the minimum capital requirement.

Implementation will be gradual. The required margin will be 0.625% of the APR as of January 1, 2016, and will increase by 0.625 percentage points every year until reaching 2.5% by January 1, 2019.

Furthermore, those financial institutions that the BCRA deems to be domestic systemically-important banks (“D-SIBs”) or global systemically-important banks (“G-SIBs”), must increase their capital conservation margin by 1% of the APR, so they will be subject to a capital conservation margin of 3.5%.

The additional capital required for D-SIBs and G-SIBs will start from 0.25% of the APR as of January 1, 2016, and will increase by 0.25 % every year until reaching 1% of the APR by January 1, 2019.

The capital conservation margin must be composed exclusively of regular level 1 capital (COn1), net of any deductible items (CDCOn1).

▪	Contracyclical margin

Whenever in the opinion of the Central Bank credit growth is excessive, causing an increase in systemic risk, the Central Bank may establish, by giving up to 12 month advance notice, the obligation to constitute a contracyclical margin between 0% and 2.5% of the APR. The Central Bank may also eliminate or reduce this obligation whenever in its opinion such systemic risk has disappeared or decreased.

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

The following table presents, at December 31, 2015, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. In addition, see Note 24.12 to the Consolidated Financial Statements.

December 31, 2015
(in millions of Pesos, except percentages)
Basel Accord
Total capital	13,814.4
Risk-weighted assets	136,426.5
Ratio of total capital to risk-weighted assets (1)	10.1%
Required capital	10,914.1
Excess capital	2,900.2

Central Bank’s Rules (2)
Total capital	13,704.2
Risk and Fixed weighted assets	88,347.7
Ratio of total capital to risk-weighted assets (3)	15.5%
Required capital (4)	7,067.8
Excess capital	6,636.4

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.

(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(4)	The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.63.6 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as register of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

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

Global Net Position

Global Net Position could not exceed the following limits:

▪	Negative global net position (liabilities exceeding assets), may not exceed 15% of the RPC, with the possibility of an additional 15% to the extent that the entity at the same time has recorded: (a) medium and long term financings in pesos to non-financial private sector under certain conditions for an amount equivalent to the increase of such limit and (b) an increase in the minimum capital requirement for credit risk equivalent to the increase of the general limit of the global negative net position in foreign currency.

▪	Positive global net position (assets exceeding liabilities), is the lesser of the following:

(1)	15% of the RPC, and

(2)	Own liquid resources.

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

Also a limit to the positive global net position for term transaction is established which may not exceed 7.5% of the RPC.

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

For financial information regarding our net foreign currency exposure, see Note 24.11 to the Consolidated Financial Statements.

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

The Central Bank established that the total amount of financing to a company or related person may not exceed the following percentages of their computable equity as of the last day of the month prior to that to which they apply:

-	By controlling relationship

1.	Local financial sector

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1 to 3	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5		0%	—	—	—

(*) Subject to consolidation with the lender.

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank: - With “Investment Grade” classification - Without “Investment Grade” classification: Financing without computable warranty Financing with/without computable warranty	10% 5% 10%
CAMEL 4 or 5

To each foreign related bank subject to consolidation and parent company:

- With “Investment Grade” classification

- Without “Investment Grade” classification:

Financing without computable warranty

Financing with/without computable warranty

10% 5% 10%
	To each foreign related bank not subject to consolidation: - With “Investment Grade” classification - Without “Investment Grade” classification	10% 5%
	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—

CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	90%
	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—
	Not meet any of the above conditions	0%	—	—	—

(**)Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	- To each related company (only equity investment) (***) - To each related borrower that does not meet any of the above conditions	5% 0%

(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	- To each related person to use exclusively for personal or family purposes - To each related borrower that does not meet any of the above conditions	Ps.50.000 0%

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

At December 31, 2015, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to Related Persons totaled Ps.503.3 million, or 4.33% of BBVA Francés’ RPC.

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

On the other hand, the Central Bank determined that any excesses to the above relations and to the limit mentioned in the last paragraph of this point, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result:

a)	From transactions existing prior to March 31, 2003, including bonds issued in terms of Decree No. 1735/04 which may be received within the framework of the Argentine debt restructuring;

b)	From increases or by the receipt of:

(i)	compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform;

(ii)	bonds received within the framework of the Mortgage Refinancing System established by Law No. 25,798;

c)	From new transactions if excesses are registered in accordance with points a) and b) above, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services of the aforementioned debt. These transactions include the amounts that apply to the primary subscription of government securities with an anticipation of up to 180 days to their due date. This deadline was extended by 180 days to operations disposed as of January 1, 2009 under the specific provisions of the competent authority.

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

Since 1990, the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires—“MERVAL”) has authorized brokerage firms or houses organized as sole purpose corporations to operate as securities brokers on the MERVAL. Commercial banks may freely own a Securities Brokerage Company, as there are no current restrictions on ownership, and most of the principal commercial banks operating in Argentina have already established their own Securities Brokerage Company. An agreement between the MERVAL and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the BCBA and that all debt securities listed on the MERVAL may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

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

On December 28, 2012 Law No. 26,831 “Capital Market Law” was enacted, and was further regulated by the CNV by Resolution No. 622/13 dated September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 Banco Francés and BBVA Francés Valores S.A. completed their registration as Settlement and Integral compensation Agents.

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

The main purpose of Law No. 25,246 is to prevent money laundering. In line with internationally accepted practice, it does not attribute responsibility for controlling these criminal transactions only to government agencies, but also assigns certain duties to diverse private sector entities such as banks, stockbrokers, brokerage houses and insurance companies. These duties consist of information capturing functions. The Central Bank and the UIF regulation requires banks to take certain minimum precautions to prevent money laundering.

Financial entities must also inform the Superintendence of any transaction that is suspicious or unusual, devoid of any economic or legal justification, or which is unnecessarily complex, whether occurring on isolated occasions or repeatedly.

The Bank believes that it is in compliance with all applicable regulations on money laundering pursuant to the provisions issued by the Ministry of Foreign Affairs, International Commerce and Culture on funds freezing and measures against presumed terrorists, by the Central Bank and by the FIU, in particular Resolution No. 31 of the FIU dated February 8, 2011 which regulates Article 21, sections a) and b) of Law No. 25,246 providing for the gathering of information in respect of suspicious transactions and their notification to the authorities.

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

Law No. 26.860 was enacted by the Executive Branch on May 31, 2013. This law provided that individuals and legal entities, undivided estates of deceased persons and any person under Section 49 of the Income Tax Law, whether registered or not, may voluntarily declare foreign currency holdings in the country and abroad, with no need to disclose before the Argentine Federal Tax Authority (AFIP) the date of purchase of such holdings nor where such funds come from, except as provided by Law No. 25.246. On June 7, 2013 the Argentine Federal Tax Authority (AFIP) issued General Resolution No. 3,509, pursuant to which the declaration of foreign currency holdings in the country and abroad shall be submitted at any time up to and including September 30, 2013.

On November 7, 2014 the Financial Action Task Force (FATF) removed Argentina from its so-called grey list, the change of status was decided unanimously at the plenary meeting of the FATF held on Paris. The Financial Information Unit (UIF) issued Resolution No. 473/14 which provides a National Evaluation for Risk Assessment on Money Laundering and Terrorist Financing Unit aimed at identifying, analyzing and evaluating the risks that the country faces regarding this matter; concentrating efforts on those areas where there is a greater risk in order to improve the efficiency of the Anti-Money Laundering System. Therefore, the Financial Information Unit (UIF) may request cooperation to regulatory and control authorities, public and private bodies handling these matters, liable parties in general and any other parties concerned.

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

The Bank requires the application of the “Know Your Customer” policies, which require that we identify our customers before entering into any commercial or contractual relationship, pursuant to Resolution Nº 11/11 of the UIF, as amended, regarding “politically exposed individuals.” We must also verify that our customers are not included in the lists of terrorists and/or terrorists organizations (Resolution No. 29/2013) and request information about the products to be used and the reasons why such products were selected. For regular customers, we must define the customer’s profile according to the information and documents provided by them, in order to set an annual estimated amount of operations, per calendar year, for each customer.

Furthermore, pursuant to Communication “A” 5612 of the Central Bank, in force since February 2016, no new commercial relationships may be initiated unless the “know your customer policies” and the risk management legal standards are complied with. In addition, for existing customers, if the “know your customer policies” cannot be complied with, the financial institution must cease operations with such client and end the relationship with that customer within 150 calendar days of receiving notice of such circumstances as set forth in the rule currently in force. However, if the financial institution determines that an operation is suspicious , operations must cease within 30 calendar days of that determination.

Moreover, financial institutions shall comply with additional requirements, namely: to create a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing pursuant to the rules set forth in the FIU (UIF) Act ; b) to appoint a compliance officer who shall be a member of the board of directors, this officer will be responsible for the implementation, tracking, and control of internal procedures to ensure compliance with the regulations; c) to create an anti-money laundering committee responsible for planning, coordinating and monitoring compliance with anti-money laundering policies approved by the board of directors; d) to implement periodic audits independently of the anti-money laundering program; and e) to create a record of unusual and suspicious operations detected, among others.

In addition, CNV Rules establish that the parties involved in the public offering system (other than issuers) including, among others, natural or legal persons acting as placement agents for the issuance of any negotiable instrument, shall comply with the rules set forth in the FIU (UIF) Act for the capital markets sector.

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

This guarantee system does not include:

▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement.

▪	deposits acquired by means of offering incentives, including deposits under the El Libretón program;

▪	deposits that rates are higher than the benchmark interest rate which are periodically published by the Central Bank.

▪	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

▪	deposits made by persons directly or indirectly related to the financial institution;

▪	certificates of deposit of securities, acceptances or guarantees;

▪	fixed amounts from deposits and other excluded transactions.

We hold a 8.8649% equity interest in the company “Seguros de Depósitos Sociedad Anónima” as of December 31, 2015.

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

At December 31, 2015 and the date of the filing of this Form 20-F, the Bank complies with each regulatory requirement discussed in this section.

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

Because we are controlled by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a Spanish corporation, our disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries (the “BBVA Group”) which are not controlled by us. BBVA is subject to the disclosure requirements of Section 13(r) for its Form 20-F for the year ending December 31, 2015. In advance of that filing, we have requested that BBVA provide us a detailed description of reportable activity under Section 13(r) and have received the following information:

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, three of which remained outstanding during the year ended December 31, 2015. For the year ended December 31, 2015 no payments or revenues (including fees and/or commissions) have been recorded in connection with these counter indemnities. In accordance with Council Regulation (EU) No. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under these counter indemnities will be initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Letter of credit. During the year ended December 31, 2015, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, was used to secure a loan granted by the BBVA Group to a client in order to finance certain Iran-related activities. This loan was supported by the Spanish export credit agency (CESCE). The loan related to the client’s exportation of goods to Iran (consisting of goods relating to a pelletizing plant for iron concentration and equipment). Interest charged by the BBVA Group in the year ended December 31, 2015 in connection with this letter of credit totaled US$15,536.03. This amount was initially blocked, pending release upon authorization by the relevant Spanish authorities. Before year end, the release of US$2,844.52 was authorized by the relevant Spanish authorities. Accordingly, for the year ended December 31, 2015, gross revenues (including fees and/or commissions) recorded in connection with this letter of credit totaled US$2,844.52. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Sepah.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for two employees of the Iranian embassy in Spain (the bank accounts of one additional employee were closed on March 20, 2015). The two employees are Spanish citizens and one of them has retired. Estimated gross revenues for the year ended December 31, 2015 from embassy-related activity, which include fees and/or commissions, did not exceed US$1,093.60. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Considerations on Economy in Argentina

2013

In 2013, the economic activity, measured in terms of GDP, recovered from the low growth of the previous year. After growing 0.8% in 2012, GDP grew by 2.9% during 2013.

No significant changes were observed in the labor market and the average unemployment rate stood at 7.1% in 2013, slightly below the average of 2012.

Inflation, as measured by the CPI, reached 10.9% at December 31, 2013, showing a marginal increase over the previous year.

Fiscal policy remained expansive and in 2013 a primary fiscal deficit of Ps.22,479 million was recorded mainly due to an increase in public spending.

2014

The GDP at constant prices grew 0.5% in 2014. This was the consequence of a 0.4% decrease in private consumption, a 5.5% decrease in investment and a 7.7% decrease in exports. These setbacks were compensated by a 2.5% increase in public consumption and a 12.6% decrease in imports during the year.

The labor market was not immune to this economic situation and the unemployment reached an average rate of 7.3% in 2014.

Starting in January 2014, the INDEC published a new price index, the so-called National and Urban Consumer Price Index (IPC-NU). The main characteristics of this new index were its national coverage and the new goods and services baskets being measured. The new indicator comprised six geographical zones with their respective regional baskets. Measured by the IPC-NU, the accumulated inflation was 23.9% as at December 31, 2014.

During 2014, the fiscal policy remained expansive, recording a primary fiscal deficit of Ps.38,562 million compared with Ps.22,479 million in the previous year, representing a 71.5% decrease. This was the consequence of a 43.4% increase in primary spending during the year, compared with a 42.5% increase in total spending.

2015

INDEC published revised GDP figures for 2015 on March 30, 2016. According to such figures, Argentine GDP at constant prices grew 2.1% in 2015 compared with 2014.

With respect to the labor market, the latest published information is for the third quarter of 2015 and reflected a decrease in the unemployment rate to an estimated 5.9% compared with the 7.5% unemployment rate for the same quarter of 2014.

In the first ten months of 2015 the inflation measured by the IPC-NU reported an 11.9% increase, representing a 14.3% increase in the year-to-year variation. The IPCBA (a price index compiled by the Statistical Office of the government of the Autonomous City of Buenos Aires) for the same period recorded accumulated inflation of 19.8% (representing annual 23.8% increase compared with 2014). The publication of the IPC-NU has been suspended since October 2015. Based on the IPCBA, which is the approach suggested by the new authorities of the INDEC for adjusting the CER coefficient, inflation reached 26.9% at the end of 2015.

The fiscal policy continued its very expansive trend during 2015. In 2015, the primary fiscal deficit increased to Ps.104,797 billion, from Ps.38,562 billion in the previous year, revealing significant deterioration. This deterioration was mainly due to a 34.5% increase in primary spending and a 29.3% increase of total income, on a year-to-year basis.

On December 17, 2015 the new government announced the elimination of all restrictions imposed on the access of agents to the foreign exchange market, the so-called “Corralito” (“Foreign-Exchange Clamp”), which had been implemented in 2011. The Peso had been subject to an average devaluation of around 1.1% per month between January and November 2015. In December, due to the abrogation of the Foreign-Exchange Clamp and the normalization of the exchange rate, the Peso experienced a devaluation of 34%. The exchange rate reached 13.005 Ps./US$ at the end of the year, representing an annual increase of 52.6%. The average exchange rate in December 2015 was of 11.45 Ps./US$, 33.9% higher than the average of 8.55 Ps./US$ in December of 2014.

Effects of Recent Events on BBVA Francés

2015 was a year of changes in Argentina, mainly conditioned by the political agenda. In December 2015, Mr. Mauricio Macri assumed office as the new President.

Regarding the macroeconomic environment described above, it should be mentioned that as of the date of this report, BBVA Francés has not suffered any adverse effect on its financial condition, operations, liquidity and results of operations as consequence of the reported default and foreign exchange controls imposed by the previous government. The new Administration, elected in December 2015 is introducing several regulatory changes, is negotiating with the funds so called “holdouts” holding the sovereign debt and is eliminating foreign exchange controls among other measures.

In December 2015, after assuming office, the Macri Administration also declared a “Statistic Emergency” as a consequence of inconsistencies detected in the information provided by the INDEC. This measure involves the suspension of the release of new economic figures, such as CPI, GDP, etc. by the INDEC.

For business planning purposes, regarding salary increases we rely on the salary increases agreed amongs the Argentine banking labor union, business chambers and the government.

Since 2012, the Bank has been subject to a set of regulations issued by the BCRA, some of which have already been abolished or modified by the Macri Administration and which are summarized below:

Regulations regarding capital requirements and dividend distribution

In January 2012 the BCRA increased the capital requirements related to operational risk for financial institutions operating in Argentina and introduced an additional buffer requirement equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence, BBVA Francés was not able to distribute dividends for the fiscal years 2011 and 2012. For the fiscal year 2013, the Bank was authorized to pay a cash dividend in the amount of Ps.28.8 million.

In January 2015 the BCRA concluded that BBVA Francés is considered for all purposes as a “domestic systemically important bank” (D-SIBs). A new capital requirement of 1% of risk-weighted assets was required for such entities to be implemented gradually from 2016 to 2019. Such requirement, however, is immediately effective for purposes of profit distributions which means that D-SIBS are not allowed to distribute dividends until they meet such requirement and the BCRA approves such distribution.

In addition, since January 2015 financial institutions must also record allowances for 100% of any administrative, disciplinary and criminal penalty implemented or which may result from administrative, disciplinary or criminal proceedings initiated against them. Financial institutions must also disclose in a note to their financial statements any proceedings initiated by the BCRA against them from its inception, regardless of the amounts involved or whether such amounts have been quantified.

The dividend distribution policy of the Bank for fiscal year 2014 was affected by these regulations, resulting in a proposal by the Board of Directors of a Ps.400 million cash payment to its shareholders. On February 2, 2016, the BCRA authorized BBVA Francés to distribute the proposed cash dividends for fiscal year 2014. The authorization, not only for BBVA Francés but for every financial institution that asked BCRA for authorization to distribute cash dividends for fiscal year 2014, delayed in time due to the existing restrictions to access the foreign exchange market, a situation that was reverted when the new administration took office.

Based on the Bank’s results of operations for fiscal year 2015, the Board of Directors has resolved to propose a cash dividend payment to the shareholders in the amount of Ps.900 million at the Annual Shareholders’ Meeting. Such payment is subject to approval at the Annual Shareholders’ Meeting and subject to obtaining the applicable regulatory authorizations, which may delay in time. The Macri Administration has shown signs that it will to authorize financial institutions to distribute cash dividends within a usual/prudential amount of time.

Regulations regarding credits for productive investment projects

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of their total deposits to finance investment projects. This requirement has been renewed every six months since then. In December 2015, the BCRA extended this requirement to 2016, increased the minimum required percentage to 14% of the deposits stock of the relevant financial institution as of November 2015 and imposed a fixed annual interest rate of 22%. As of the end of 2015, the Bank has placed approximately Ps.7.4 billion in credit lines for productive investment, complying with the required quota and accumulating a total amount of Ps.15.9 billion since the second half of 2012.

Regulations regarding foreign exchange market and foreign exchange bank’s positions

In line with the restrictions on the foreign exchange market imposed since 2011, the volume of BBVA Francés’ intermediation transactions denominated in U.S. dollar significantly declined as well and the Bank recorded a decrease of 34% in U.S. dollar denominated deposits during the full year 2012. However, since 2013 these deposits have been recovering. As of December 31, 2015 the Bank’s U.S. dollar-denominated deposits totaled Ps.12,562 million (equivalent to US$966 million using 13.0050 Ps/US$ exchange rate as of such date). These deposits represented 16% of the Bank’s total deposits as of such date.

On November 20, 2015, the BCRA issued Communication “A” 5834 with a schedule to reduce the limits applicable to financial institutions regarding their net global position in foreign currency. Since November 30, 2015 the cap of the long position was reduced from 20% to 15% of the lesser of the computable regulatory capital and its own liquid resources (from 10% to 7.5% in forward transactions). Such cap was further reduced since December 9, 2015 to 10% (5% in forward transactions). Subsequently, through Communication “A” 5851 of December 17, a new schedule was established increasing these limits to 15% (7.5% in forward transactions) from February 1, 2016, and to 20% (10% in forward transactions) from March 1, 2016. In addition, through Communication “A” 5852, the BCRA established that financial institutions must sell their net long position in foreign currency to the Central Bank by December 16, 2016 for a price based on the exchange reference rate of that day, and that they must buy it back from the Central Bank completely between December 17 to 21 at the reference exchange rate on the date of repurchase.

The exchange rate (the BCRA reference rate) closed at Ps.13.005 per U.S. dollar on December 31, 2015, increasing 38.5% from the Ps.9.41 rate registered on September 30, 2015 and 52.6% compared to December 31, 2014.The significant increase in the exchange rate is the result of the abolishment of restrictions to operate in the foreign exchange market.

Regulations regarding interest rates

During 2014, the BCRA issued a set of rules regarding the reference interest rate for personal loans and car loans granted to retail customers, that are not considered as micro, small and medium size companies (MiPyMEs), and it also established a minimum reference interest rate for fix-term deposits held by individuals that not exceed Ps.350 thousand. On July 27, 2015, the BCRA increased the minimum interest rate for long term deposits, increasing the maximum amount covered to Ps.1 million from Ps.350 thousand. In addition to individuals, companies are now eligible to apply for these types of deposits.

In December 2015 the BCRA issued Communication “A” 5853 through which it deregulated both lending and funding rates.

Regulations regarding income from services and the Deposit Guarantee Fund

In October 2014, the monthly contribution that banks must set aside each month to fund the Deposits Guarantee Fund (Fondo de Garantía de los Depósitos) was increased from 0.015% to 0.06% of the monthly average of the daily deposits balance which has had a negative impact on the Bank’s income statement since then.

In April 2016, the BCRA issued Communication “A” 5943 by which that percentage returned to the original figure (0.015% of the monthly average of the daily deposits).

Regarding fees and charges, in 2013 the BCRA established new rules for basic financial products and services. Then, in December, 2014, the BCRA restricted the rules and determined that all increases or re-pricing of fees charged by financial entities must have prior authorization from the BCRA.Previously, the regulation was applicable only to those financial products or services considered as “basic” by the BCRA.

Further, on July 31, 2015, the BCRA issued Communication “A” 5785, which amended previous regulations protecting the consumers of financial services. The amendments include the imposition of limitations to the amount of certain charges that may be imposed to customers. For example, they prevent financial institutions from collecting fees on deposits in branches other than where the account is held and from generating margins for insurance on financial services to individuals.

In March 2016, the BCRA established through Communication “A” 5928 that all financial institutions may increase their fees by up to 20% and that by September 2016, no authorization will be required in order to further increase their fees.

Regulations regarding liquidity

In January 2015, the BCRA issued a new rule on “Liquidity coverage ratio”, under which financial institutions must have funds of high quality assets free of restrictions in case of potential stress scenarios. BBVA Francés has internalized this metric and, given the quality of its assets and its liquidity management, it far exceeds the Basel requirements.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with Argentine Banking GAAP, which differ in certain respects from generally accepted accounting principles in Argentina, as described in Note 4 to the Consolidated Financial Statements. These rules require us and our subsidiaries to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of the Bank and its subsidiaries.

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

On the basis of these conditions, the customer is placed in one of six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on our analysis, we book additional allowances for certain debtors, which does not require re-categorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

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

We are a defendant in several actions in which the petitioner claims the government measures taken with respect to their deposits during the Argentine Crisis was a violation of constitutional law. Several judges in these actions have issued injunctions against us ordering: 1) the reimbursement of deposits in amounts larger than those provided for under current legislation, 2) the release of rescheduled deposits or 3) inapplicability of the “emergency framework” legislation passed by the National Congress and the measures issued by the Federal Executive or the Central Bank. Pursuant to the decisions adopted by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch. We estimated the value of this contingency as of December 31, 2015 and 2014 and we raised allowances for the total amount.

At December 31, 2015, as described in Note 3.4.13 to the Consolidated Financial Statements, the Bank recorded as an intangible asset the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset has been amortized in 60 monthly instalments since April 2003. As of December 31, 2015 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2015 amounting to Ps.1,441,094 thosand. Moreover, we explain in that note to the Consolidated Financial Statements that the amortization described above is charged solely to comply with the regulations of the Central Bank and that it should not be interpreted as an implicit waiver of possible compensation or recovery of the exchange rate differences resulting from the compliance with court orders granted in actions seeking the protection of civil rights or other legal actions derived from the mandatory conversion of bank deposits into pesos.

Fair Value

Argentine Banking GAAP differ from U.S. GAAP in valuing financial instruments. U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 25.12 to Consolidated Financial Statements).

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

Differences Between Argentine Banking GAAP and Generally Accepted Accounting Principles Effective in Argentina

The most significant differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Argentina are detailed below (see Note 4 to the Consolidated Financial Statements):

▪	Valuation Criteria

(i)	Tax effects. As indicated in Note 5.1. to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which the BCRA has indicated that the capitalization of items arising from the application of the deferred tax method, which is allowed under Argentine professional accounting standards, is not allowed under Argentine Banking GAAP. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the effective tax rate. As a result, the allowances set up by the Bank in this respect, of 266,690 thousand and 252,877 thousand as of December 31, 2015 and 2014, respectively, should be reversed under Argentine professional accounting standards.

(ii)	Derivative financial instruments. As explained in Notes 3.4.14 and 12 to the Consolidated Financial Statements, as of December 31, 2015 and 2014, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, stockholders’ equity would have decreased by Ps.32,906 thousand at December 31, 2015 and increased by Ps.8,813 thousand at December 31, 2014. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2015, 2014 and 2013 would have been a loss of Ps. 41,719 thousand, income of Ps. 26,366 thousand and a loss of Ps. 25,996 thousand, respectively.

Other differences with respect to generally accepted accounting principles effective in Argentina are listed below:

(i)	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the income statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by Ps.3,764 thousand and Ps.7,414 thousand as of December 31, 2015 and 2014, respectively.

(ii)	The Bank has not made the disclosure required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings).

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

A.	Operating Results

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended since March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) (as amended by Technical Resolution No. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a three-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by the INDEC, reaches or exceeds 100%. As per the latest information released by the INDEC, inflation accumulated in the period October 31, 2012 to October 31, 2015, measured by the above-mentioned index was 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. If this prerequisite were satisfied, the restatement would be mandatory.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 25 to the Consolidated Financial Statements as they relate to us, together with a reconciliation to U.S. GAAP of our net income and total stockholders’ equity. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

Results of Operations for the Fiscal Years Ended December 31, 2015, 2014 and 2013.

Overview

As previously discussed in “Presentation of Financial Information”, we have not been legally required to restate our financial statements in constant currency as the inflation levels have remained below certain limits. However, inflation in Argentina has been high during the periods discussed herein (inflation accumulated in the period from October 31, 2012 to October 31, 2015 measured by the IPIM index was 66% per the latest information released by the INDEC) and therefore the evolution of all the line items discussed below has been significantly impacted by inflation.

Our net income for the fiscal year ended December 31, 2015 was Ps.3,784.5 million (including gains from discontinued operations of Ps.5.9 million). This income was mainly due to a 23.98% increase during the period in Gross Intermediation Margin, a 30.29% increase during the period in Service Charge Income and a 15.04% increase during the period in Other Income, partially offset by a 82.14% increase during the period in Service Charge Expenses, a 17.62% increase during the period in Operating Expenses, a 22.73% increase during the period in Income Tax, a 56.35% increase during the period in Other Expenses, a 10.85% increase during the period in Allowances for Loans losses and a 31.26% increase during the period in losses from Minority Interest in Subsidiaries.

Our net income for the fiscal year ended December 31, 2014 was Ps.3,204.5 million (including losses from discontinued operations of Ps.3.7 million). This income was mainly due to a 52.66% increase during the period in Gross Intermediation Margin; a 35.46% increase during the period in Service Charge Income and a 46.95% increase during the period in Other Income, partially offset by a 43.75% increase during the period in Operating Expenses; a 48.98% increase during the period in Income Tax; a 39.12% increase during the period in Service Charge Expenses; a 26.78% increase during the period in Allowances for Loans losses; a 90.51% increase during the period in Minority Interest in Subsidiaries and a 13.91% increase during the period in Other Expenses.

Financial Income

Our Financial Income increased by 24.76% to Ps.16,564.8 million in the fiscal year ended December 31, 2015 (Ps.16,560.8 million corresponded to continued operations and Ps.4.0 million to discontinued operations) from Ps.13,277.0 million in the fiscal year ended December 31, 2014 (Ps.13,271.3 million corresponded to continued operations and Ps.5.7 million to discontinued operations) and increased by 61.06% in the fiscal year ended December 31, 2014 from Ps.8,243.4 million in the fiscal year ended December 31, 2013 (Ps.8,235.3 million corresponded to continued operations and Ps.8.1 million to discontinued operations).

The components of our Financial Income (including discontinued operations) are reflected in the following table.

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Interest on cash and due from banks	—	—	54
Interest on loans to the financial sector	323,153	350,991	282,006
Interest on overdraft	2,195,640	2,058,145	1,263,611
Interest on loans with privileged guarantees	1,271,787	1,041,982	765,576
Interest on credit card loans	2,817,236	1,971,800	995,086
Interest on other loans	4,724,343	4,008,317	2,998,569
Net income from government and private securities	3,556,527	1,689,065	352,223
Interest from other receivables from financial transactions	246	3,839	40,771
Indexation by benchmark stabilization coefficient (CER) clause	188,906	307,143	133,323
Other	1,486,941	1,845,717	1,412,190
Total	16,564,779	13,276,999	8,243,409

The increase in Financial Income during the fiscal year ended December 31, 2015 was mainly due to an increase in net income from government and private securities (mainly due to the variations in the valuation of the portfolio), interest on credit card loans, interest on other loans, interest on loans with privileged guarantees and interest on overdraft. These increases were partially offset by a decrease in other financial income (which includes interest from financial leases and exchange differences, among other), indexation by benchmark stabilization coefficient (CER), interest on loans to the financial sector and interest from other receivables from financial transactions. The variation in Financial Income reflected an overall increase in average volume of interest earning assets and, to a significantly lesser extent, increase in the average nominal interest rate of interest earning assets as shown in the table below.

The increase in Financial Income during the fiscal year ended December 31, 2014 was mainly due to an increase in net income from government and private securities, interest on other loans, interest on credit card loans, interest on overdraft, other financial income, interest on loans with privileged guarantees, indexation by benchmark stabilization coefficient (CER) and interest on loans to the financial sector. These increases were partially offset by a decrease in interest from other receivables from financial transactions. The variation in Financial Income reflected an overall increase in average volume of interest earning assets and increase in nominal interest rate of interest earning assets.

The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC. The Indexation by CER clause represents the recognition of the adjustment for loans indexed by CER. As of December 31, 2015, 2014 and 2013, the Bank held Ps.1,553.4 million, Ps.1,199.73 million and Ps.910.58 million, respectively, of CER-indexed assets, which represented 1.40%, 1.61% and 1.56%, respectively, of our total assets as of such dates. These CER-indexed assets were mainly Federal government secured bonds due in 2020 and a smaller amount of Federal government secured loans that we received as a consequence of several swaps made since 2001 in the context of Argentina's sovereign debt restructuring process..

The following table sets forth the changes in Financial Income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average nominal rates of interest-earning assets. Financial Income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31, 2015 vs. December 31, 2014 Increase (Decrease)	December 31, 2014 vs. December 31, 2013 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	3,442,261	2,935,606
average nominal rates of interest-earning assets	316,806	1,831,872
the volume and average nominal rates of interest-earning assets	1,971	(4,051)
Net Change	3,761,038	4,763,427

Financial Expenses

Financial Expenses increased by 25.81% to Ps.7,121.0 million in the fiscal year ended December 31, 2015 (all Ps.7,121.0 million corresponded to continued operations and none to discontinued operations) from Ps.5,660.1 million in the fiscal year ended December 31, 2014 (Ps.5,662.6 million corresponded to continued operations and Ps.2.5 million (gains) to discontinued operations) and increased by 73.95% from Ps.3,253.8 million in the fiscal year ended December 31, 2013 (Ps.3,256.8 million corresponded to continued operations and Ps.3.0 million (gains) to discontinued operations).

The components of our Financial Expenses (including discontinued operations) are reflected in the following table.

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Interest on savings deposits	22,682	18,695	14,772
Interest on time deposit (1)	5,162,162	4,165,969	2,373,222
Interest from other liabilities from financial transactions	484,009	443,200	171,607
Indexation by benchmark stabilization coefficient (CER)	61	155	104
Other	1,452,087	1,032,100	694,105
Total	7,121,001	5,660,119	3,253,810

____________________

(1) Includes interest on “CEDROS”.

The increase in Financial Expenses during the fiscal year ended December 31, 2015 was mainly due to an increase in interest on time deposit, other financial expenses, interest from other liabilities from financial transactions and interest on savings deposits. The variation in Financial Expenses reflected an increase in average volume of interest bearing liabilities partially offset by a decrease in the average nominal rates of interest bearing liabilities as shown in the table below.

The increase in Financial Expenses during the fiscal year ended December 31, 2014 was mainly due to an increase in interest on time deposit, other financial expenses, interest from other liabilities from financial transactions and interest on savings deposits. The variation in Financial Expenses reflected increases in the volume of and the average nominal rates of interest-bearing liabilities as shown in the table below.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included within Other Financial Expenses, amounted to Ps.1,311.8 million, Ps.924.1 million and Ps.577.2 million during the years ended December 31, 2015, 2014 and 2013, respectively. Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2015, 2014 and 2013 due to increases in the volume of time deposits, savings deposits and checking accounts.

The following table sets forth the changes in Financial Expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities. Such Financial Expenses exclude exchange rate variations and premiums on forward purchases of foreign exchange, contributions to the Bank Deposit Guarantee Insurance System, other mandatory contributions and taxes on interest income.

	December 31, 2015 vs. December 31, 2014 Increase / (Decrease)	December 31, 2014 vs. December 31, 2013 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	1,087,789	1,178,638
average nominal rates of interest-bearing liabilities	(14,411)	876,863
the volume and average nominal rates of interest-bearing liabilities	(273)	(1,097)
Net Change	1,073,105	2,054,404

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.9,443.8 million in the fiscal year ended December 31, 2015 (Ps.9,439.8 million corresponded to continued operations and Ps.4.0 million to discontinued operations) represented a 23.98% increase over our Gross Intermediation Margin of Ps.7,616.9 million in the fiscal year ended December 31, 2014 (Ps.7,608.7 million corresponded to continued operations and Ps.8.2 million to discontinued operations) which in turn represented a 52.66% increase over our Gross Intermediation Margin of Ps.4,989.6 million in the fiscal year ended December 31, 2013 (Ps.4,978.4 million corresponded to continued operations and Ps.11.2 million to discontinued operations).

The following table sets forth the changes in the components of our Gross Intermediation Margin (including discontinued operations) for the periods discussed herein:

	December 31, 2015 vs. December 31, 2014 Increase (Decrease)	December 31, 2014 vs. December 31, 2013 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	2,354,472	1,756,968
average nominal rates of interest-earning assets and interest-bearing liabilities	331,217	955,009
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	2,244	(2,954)
Net Change	2,687,933	2,709,023

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2015 was principally due to an increase in the volume of interest-earning assets and interest-bearing liabilities and an increase of the average nominal rates of interest-earning assets and interest-bearing liabilities.

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2014 was principally due to an increase in the volume of interest-earning assets and interest-bearing liabilities and an increase of the average nominal rates of interest-earning assets and interest-bearing liabilities.

See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Allowance for Loan Losses

Allowance for Loan Losses totaled Ps.637.0 million in the fiscal year ended December 31, 2015, a 10.85% increase compared with Ps.574.7 million of Allowance for Loan Losses in the fiscal year ended December 31, 2014, which in turn represented a 26.78% increase compared with Ps.453.3 million of Allowance for Loan Losses in the fiscal year ended December 31, 2013. The increase during 2014 was driven by macro economic conditions in the Argentine economy during 2014. During that year the Argentine financial system showed signs of deterioration as a result of inflation increase and the consequent loss of salaries’ purchasing power, and as a result of the increase on investments being unable to mitigate the rise in the delinquency ratio or the increase in expected losses. The fiscal year ended on December 31, 2014 also showed a slow growth of the real economy. Similar reasons caused the further increase in 2015 as during 2015, the Argentine financial system continued to show signs of deterioration as a result of inflation increase. The consequent adjustment in salaries and unemployment rate, however, allowed maintaining the purchasing power and thus a declining a delinquency ratio and declining expected losses.

Our non-performing loan portfolio amounted to Ps.370.0 million at December 31, 2015, representing a 11.54% decrease compared with Ps.418.3 million at December 31, 2014 which in turn represented a 47.15% increase compared with Ps.284.3 million at December 31, 2013.

The non-performing loan portfolio ratio decreased to 0.64% at December 31, 2015 from 0.99% at December 31, 2014, which had in turn increased from 0.76% at December 31, 2013.

The chart below shows the evolution of the expected losses for the periods discussed herein and, in particular, how the probability of default within our loan portfolio decreased during 2015.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in our loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.6,095.8 million for the fiscal year ended December 31, 2015, Ps.4,678.5 million for the fiscal year ended December 31, 2014 and Ps.3,453.8 million for the fiscal year ended December 31, 2013. The fiscal year 2015 amount represented a 30.29% increase from the amount earned in fiscal year 2014. The fiscal year 2014 amount, in turn, represented a 35.46% increase from the amount earned in fiscal year 2013.

The following table provides a breakdown of our Service Charge Income by category.

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Service charges on deposit accounts	1,449,124	1,091,760	818,194
Credit card operations	2,212,857	1,630,972	1,175,530
Other fees related to foreign trade	184,879	151,837	102,108
Credit-related fees	703,894	536,390	458,871
Fund management fees	172,645	140,381	57,617
Capital markets and securities activities	64,915	58,114	46,928
Rental of safety deposit boxes	188,826	148,482	110,934
Fees related to guarantees	3,933	862	1,475
Insurance agency	591,248	513,512	345,889
Other	523,515	406,223	336,304
Total	6,095,836	4,678,533	3,453,850

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 33.44% from Ps.818.2 million in the fiscal year ended December 31, 2013 to Ps.1,091.8 million in the fiscal year ended December 31, 2014 and further increased by 32.73% to Ps.1,449.1 million at December 31, 2015. The increases in the fiscal years 2015 and 2014 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2015 we had 3,497,464 deposit accounts compared with 2,900,506 accounts at December 31, 2014 and 2,658,673 accounts at December 31, 2013.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 35.68% to Ps.2,212.9 million in the fiscal year ended December 31, 2015 from Ps.1,631.0 million in the fiscal year ended December 31, 2014, which in turn had increased by 38.74% to Ps.1,175.5.9 million in fiscal year ended December 31, 2013. The increase in the fiscal year 2015 was mainly due to increases in activity and in the use of credit cards. The increase in the fiscal year 2014 was mainly due to increases in activity. At December 31, 2015, the total number of credit cards we had issued amounted to 2,920,750 compared with 2,523,540 at December 31, 2014 and 2,648,187 at December 31, 2013.

Other fees related to foreign trade increased by 48.70% from Ps.102.1 million in the year ended December 31, 2013 to Ps.151.8 million in the year ended December 31, 2014 and increased by 21.76% to Ps.184.9 million in the year ended December 31, 2015. The increase in the fiscal years 2015 and 2014 was mainly due to increase in fees charged for transfers abroad.

Credit related fees increased by 16.89% from Ps.458.9 million in the fiscal year ended December 31, 2013 to Ps.536.4 million in the year ended December 31, 2014 and further increased by 31.23% to Ps.703.9 million in the fiscal year ended December 31, 2015. These increases were mainly due to the increase of new loans granted by the Bank and its subsidiary PSA Finance for the purchase of new and second-hand cars.

Fees related to fund management increased by 143.65% from Ps.57.6 million in the fiscal year ended December 31, 2013 to Ps.140.4 million in the fiscal year ended December 31, 2014 and further increased by 22.98% to Ps.172.6 million in the fiscal year ended December 31, 2015, owed principally to the increase in volume of securities traded by the Bank and its subsidiary BBVA Francés Asset Management.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading government securities. Trading gains or losses are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from government and private securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from government and private securities”. Income from capital markets and securities activities increased by 23.84% from Ps.46.9 million in the fiscal year ended December 31, 2013 to Ps.58.1 million in the fiscal year December 31, 2014, and further increased by 11.70% to Ps.64.9 million in the fiscal year ended December 31, 2015, mainly due to the increase in securities trading.

Rental of safety deposit boxes increased by 33.85% from Ps.110.9 million in the fiscal year December 31, 2013 to Ps.148.5 million in the fiscal year ended December 31, 2014, and further increased by 27.17% to Ps.188.8 million in the fiscal year ended December 31, 2015. These increases were mainly due to the increase in prices charged for the service.

Fees related to guarantees decreased by 41.56% from Ps.1.5 million in the fiscal year ended December 31, 2013 to Ps.0.9 million in the fiscal year ended December 31, 2014 and increased to Ps.3.9 million in the fiscal year ended December 31, 2015. The variations of this item reflect fewer guarantees granted.

Fees related to insurance agency increased by 48.46% from Ps.345.9 million in the fiscal year ended December 31, 2013 to Ps.513.5 million in the fiscal year ended December 31, 2014, and further increased by 15.14% to Ps.591.2 million in the fiscal year ended December 31, 2015. These increases reflect higher commissions charged by the sale of insurance products for leasing operations.

Other service charge income increased by 20.79% from Ps.336.3 million in the fiscal year ended December 31, 2013 to Ps.406.2 million in the fiscal year ended December 31, 2014, and further increased by 28.87% to Ps.523.5 million in the fiscal year ended December 31, 2015, mainly due to an increase in the fees charged for the use ATMs.

Service Charge Expenses

Service Charge Expenses, which consist of fees related to the credit and debit cards and taxes on service charge income, increased by 82.14% to Ps.2,420.8 million in the year ended December 31, 2015 from Ps.1,329.1 million in the year ended December 31, 2014, which had in turn increased by 39.12% from Ps.955.3 million in the fiscal year ended December 31, 2013, mainly as result of the increase in commissions paid for the promotion of credit cards as well as internal reclassifications from this item to Operating Expenses during 2015.

Operating Expenses

Our Operating Expenses increased by 17.62% to Ps.6,595.1 million in the fiscal year ended December 31, 2015 (Ps.6,588.2 million corresponded to continued operations and Ps.6.9 million to discontinued operations) from Ps.5,607.1 million in the fiscal year ended December 31, 2014 (Ps.5,594.2 million corresponded to continued operations and Ps.12.9 million to discontinued operations), which had in turn increased by 43.75% from Ps.3,900.5 million in the fiscal year ended December 31, 2013 (Ps.3,882.0 million corresponded to continued operations and Ps.18.5 million to discontinued operations).

Operating Expenses increased in fiscal year 2015 mainly because of increases in personnel expenses, other operating expenses, taxes, courier transportation, rentals, depreciation of Bank premises and equipment, fees and external administrative service, advertising and promotion, staff welfare expenses, maintenance and repairs, utilities, amortization of organization and development expenses and business travel and development expenses, partially offset by a decrease in credit card advertising and issuance expenses.

The components of our Operating Expenses (including discontinued operations) are reflected in the following table:

	December 31,
	2015	2014	2013
	(in thousands of pesos)
Personnel expenses	3,369,635	2,762,315	1,896,881
Fees and external administrative services	347,676	303,122	152,213
Taxes	676,650	493,738	332,441
Utilities	107,760	94,210	66,023
Depreciation of Bank property and equipment	199,367	139,236	100,766
Credit card advertising and issuance expense	42,859	373,072	268,221
Courier transportation	172,768	102,062	61,254
Advertising and promotion (excluding credit card advertising)	214,768	190,289	146,868
Maintenance and repairs	276,867	258,961	183,157
Business travel and development	41,208	34,365	26,359
Staff welfare	110,070	86,815	62,707
Amortization of organization and development expenses	66,809	58,355	48,997
Rentals	268,332	205,005	159,786
Other	700,377	505,552	394,796
Total	6,595,146	5,607,097	3,900,469

The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 21.99% to Ps.3,369.6 million in the fiscal year ended December 31, 2015 from Ps.2,762.3 million in the fiscal year ended December 31, 2014, which in turn had increased by 45.62% from Ps.1,896.9 in the fiscal year ended December 31, 2013, principally as result of increases in salaries (which include payroll, termination payments and bonuses). Salaries annually vary mainly as a result of the negotiation between umbrella organizations representing financial institutions on the one hand and trade unions on the other and are linked to inflation.

The number of our full-time employees increased from 5,222 in the fiscal year ended December 31, 2013 to 5,437 in the fiscal year ended December 31, 2014 and further increased to 5,784 in the fiscal year ended December 31, 2015 (excluding 11 employees from non-banking subsidiaries at each of December 31, 2015, 2014 and 2013).

Other operating expenses increased by 38.54% to Ps.700.4 million in the fiscal year ended December 31, 2015 from Ps.505.6 million at December 31, 2014, which had in turn increased by 28.05% from Ps.394.8 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to the increase in costs related to security services.

Taxes, other than income tax, increased by 37.05% to Ps.676.7 million in the fiscal year ended December 31, 2015 from Ps.493.7 million in the fiscal year ended December 31, 2014, which had in turn increased by 48.52% from Ps.332.4 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to the increase in the activity and, in the case of 2014, also due to the change in tax rates applicable to certain services.

Courier transportation increased by 69.28% to Ps.172.8 million in the fiscal year ended December 31, 2015 from Ps.102.1 million in the fiscal year ended December 31, 2014, which had in turn increased by 66.62% from Ps.61.2 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to increases in the cost of the service.

Rentals expenses increased by 30.89% to Ps.268.3 million in the fiscal year ended December 31, 2015 from Ps.205.0 million in the fiscal year ended December 31, 2014, which had in turn increased by 28.30% from Ps.159.8 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to higher rental costs. As of December 31, 2015 and 2014 our branch network consisted of 251 branches, of which 112 were located in properties we own and 139 were located in properties we lease. As of December 31, 2013 our branch network consisted of 245 branches, of which 111 were located in properties we owned and 134 were located in properties we leased.

Depreciation of Bank property and equipment increased by 43.19% to Ps.199.4 million in the fiscal year ended December 31, 2015 from Ps.139.2 million in the fiscal year ended December 31, 2014, which had in turn increased by 38.18% from Ps.100.8 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was the result of acquisitions of additional properties and equipment.

Fees and external administrative services increased by 14.70% to Ps.347.7 million in the fiscal year ended December 31, 2015 from Ps.303.1 million at December 31, 2014, which had in turn increased by 99.14% from Ps.152.2 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was related to increases in the cost of services and in the cost of hiring external resources.

Advertising and promotion fees increased by 12.86% to Ps.214.8 million in the fiscal year ended December 31, 2015 from Ps.190.3 million at December 31, 2014, which had in turn increased by 29.56% from Ps.146.9 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to an increase of the sponsoring expenses incurred in connection with football activities during the period.

Staff welfare expenses increased by 26.79% to Ps.110.1 million in the fiscal year ended December 31, 2015 from Ps.86.8 million in the fiscal year ended December 31, 2014, which had in turn increased by 38.45% from Ps.62.7 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 reflects the granting of additional personnel benefits to the Bank´s employees, such as benefits for pre-schooling and housing.

Maintenance and repair expenses increased by 6.91% to Ps.276.9 million in the fiscal year ended December 31, 2015 from Ps.259.0 million in the fiscal year ended December 31, 2014, which had in turn increased by 41.39% from Ps.183.2 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to the higher maintenance and repair costs.

Utilities costs increased by 14.38% to Ps.107.8 million in the fiscal year ended December 31, 2015 from Ps.94.2 million at December 31, 2014, which had in turn increased by 42.69% from Ps.66.0 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was mainly due to an increase in the general level of activity of the Bank and in the cost of utility services.

Amortization of organization and development expenses increased by 14.49% to Ps.66.8 million in the fiscal year ended December 31, 2015 from Ps.58.4 million in the fiscal year ended December 31, 2014, which had in turn increased by 19.10% from Ps.49.0 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was caused by the addition of new intangible assets to the organization and development expenses line item in both fiscal years.

Business travel and development expenses increased by 19.91% to Ps.41.2 million in the fiscal year ended December 31, 2015 from to Ps.34.4 million at December 31, 2014, which had in turn increased by 30.37% from Ps.26.3 million in the fiscal year ended December 31, 2013. The increase in 2015 and 2014 was due to an overall increase in travels and in the numbers of delegations sent abroad.

Credit card advertising and issuance expenses decreased by 88.51% to Ps.42.9 million in the fiscal year ended December 31, 2015 from Ps.373.1 million in the fiscal year ended December 31, 2014, which had increased by 39.09% from Ps.268.2 million in the fiscal year ended December 31, 2013. The decrease during 2015 was due to internal reclassifications from Service Charge Expenses to Operating Expenses. The increase in 2014 was mainly due to expenses related to debit and credit cards.

Other Income

Other Income increased by 15.04% to Ps.611.2 million in the fiscal year ended December 31, 2015 (Ps.596.7 million corresponded to continued operations and Ps.14.5 million to discontinued operations) from Ps.531.3 million in the fiscal year ended December 31, 2014, which had in turn increased by 46.95% from Ps.361.5 million in the fiscal year ended December 31, 2013 (Ps.354.4 million corresponded to continued operations and Ps.7.1 million to discontinued operations).

The increase in Other Income in the fiscal year 2015 was mainly due to a 82.56% increase in other income (which includes principaly recovery of allowances), a 7.56% increase in loans recovered and reversals of allowances, a 8.53% increase in adjustment and interest for other receivables, a 18.68% increase in punitive interest and a 5.02% increase in rentals, partially offset by a 19.05% decrease in deferred income tax (offset, in turn, by a charge for the same amount in “Charge for uncollectability of other receivables and other allowances” account, under the other expenses item), a 0.33% decrease in long-term investments and a 36.89% decrease in gains from the sale of premises and equipment and other assets.

The increase in Other Income in the fiscal year 2014 was mainly due to a 99.93% increase in long-term investments, a 61.87% increase in adjustment and interest for other receivables, a 22.45% increase in other income, a 81.55% increase in punitive interest, an increase in deferred income tax from a loss of Ps.25.8 million in fiscal year 2013 to a gain of Ps.8.4 million in fiscal year 2014, a 3.64% increase in loans recovered and reversals of allowances, a 65.44% increase in rentals and an increase in gains from the sale of premises and equipment and other assets.

Other Expenses

Other Expenses increased by 56.35% to Ps.526.8 million in the fiscal year ended December 31, 2015 from Ps.337.0 million in the fiscal year ended December 31, 2014 (Ps.335.7 million corresponded to continued operations and Ps.1.3 million to discontinued operations), which had in turn increased by 13.91% from Ps.295.8 million in the fiscal year ended December 31, 2013 (Ps.295.7 million corresponded to continued operations and Ps.0.1 million to discontinued operations).

The increase in other expenses in the fiscal year ended December 31, 2015 was mainly due to a 49.04% increase in charge for uncollectability of other receivables and other allowances from Ps.236.8 million in fiscal year ended December 31, 2014 to Ps.353.0 million in fiscal year ended December 31, 2015, caused in turn by the increase in allowances for labor lawsuits, an increase in other expenses from Ps.57.3 million in the fiscal year ended December 31, 2014 to Ps.123.7 million in the fiscal year ended December 31, 2015, a 91.80% increase in incidences from Ps.10.1 million in the fiscal year ended December 31, 2014 to Ps.19.4 million in the fiscal year ended December 31, 2015, a 37.41% increase in donations from Ps.16.2 million in the fiscal year ended December 31, 2014 to Ps.22.3 million in the fiscal year ended December 31, 2015 and a 69.11% increase in depreciation on other assets from Ps.0.9 million in the fiscal year ended December 31, 2014 to Ps.1.6 million in the fiscal year ended December 31, 2015. These increases were partially offset by a 57.31% decrease in depreciation on differences paid on constitutional protection action from Ps.15.5 million in the fiscal year ended December 31, 2014 to Ps.6.6 million in the fiscal year ended December 31, 2014.

The increase in the fiscal year ended December 31, 2014 was mainly due to a 42.42% increase in charge for uncollectability of other receivables and other allowances from Ps.166.3 million in fiscal year ended December 31, 2013 to Ps.236.8 million in fiscal year ended December 31, 2014, caused in turn by the increase in allowances for other contingencies, a 18.88% increase in donations from Ps.13.6 million in the fiscal year ended December 31, 2013 to Ps.16.2 million in the fiscal year ended December 31, 2014, a 12.07% increase in incidences from Ps.9.0 million in the fiscal year ended December 31, 2013 to Ps.10.1 million in the fiscal year ended December 31, 2014 and an increase in depreciation on other assets from Ps.0.4 million in the fiscal year ended December 31, 2013 to Ps.0.9 million in the fiscal year ended December 31, 2014. These increases were partially offset by a 61.71% decrease in depreciation on differences paid on constitutional protection action from Ps.40.5 million in the fiscal year ended December 31, 2013 to Ps.15.5 million in the fiscal year ended December 31, 201) and a 13.06% decrease in other expenses from Ps.65.9 million in the fiscal year ended December 31, 2013 to Ps.57.3 million in the fiscal year ended December 31, 2014, mainly due to the accounting for a deferred tax loss offset by the same amount recorded in loans recovered and reversals of allowances in other income.

Income Tax

Income Tax expense was Ps.2,050.5 million in the fiscal year ended December 31, 2015 (Ps.2,049.9 million corresponded to continued operations and Ps.0.6 million to discontinued operations), representing a 22.73% increase from Ps.1,670.7 million in the fiscal year ended December 31, 2014 (Ps.1,670.0 million corresponded to continued operations and Ps.0.7 million to discontinued

operations), which had in turn increased by 48.98% from Ps.1,121.5 million in the fiscal year ended December 31, 2013 (Ps.1,120.5 million corresponded to continued operations and Ps.1.0 million to discontinued operations). The increase in fiscal year 2015 was mainly due to higher profit before tax and differences between tax and accounting bonds. The increase in fiscal year 2014 was mainly due to higher profit before tax.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	December 31,
	2015	2014	2013
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	5,971,028	4,978,883	3,200,118
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	2,089,860	1,742,609	1,120,041
Deferred tax	4,397	(1,415)	9,030
Tax-exempt income	(64,304)	(94,029)	(94,999)
Allowances on deferred tax assets	(5,926)	1,415	(9,030)
Other	26,443	22,144	96,418
Income tax loss	2,050,470	1,670,724	1,121,460
Income tax loss, net	2,050,470	1,670,724	1,121,460
Actual income tax	(2,050,470)	(1,670,724)	(1,121,460)
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rate differs from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, income from equity investments are not to be computed for tax calculation purposes. The results from branches located in Tierra del Fuego as well as the interest for guaranteed loans are also exempted from taxation. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Additionally, the allowance made on public loans is not tax deductible. Finally, government securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income even if such securities are accounted for on a cost-plus-yield basis for financial reporting purposes. See Note 25.1 to the Consolidated Financial Statements..

Minority interest in subsidiaries

Results on minority interest in subsidiaries were Ps.136.1 million, Ps.103.7 million and Ps.54.4 million for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. These variations were mainly due to the changes in net income of PSA Compañía Financiera (in which we hold a 50% interest) and Consolidar AFJP (undergoing liquidation proceedings) (in which we hold 53.89% interest).

Financial Condition

Total Assets

At December 31, 2015 we had total assets of Ps.110,736.2 million, which represented a 49.06% increase from Ps.74,288.9 million of total assets as of December 31, 2014.

The increase was mainly due to a 122.69% increase in cash and due from banks and correspondents from Ps.12,560.1 million at December 31, 2014 to Ps.27,970.3 million at December 31, 2015, a 36.49% increase in loans net of allowances from Ps.41,442.8 million at December 31, 2014 to Ps.56,563.3 million at December 31, 2015, a 23.97% increase in government and private securities from Ps.11,633.5 at December 31, 2014 to Ps.14,422.2 million at December 31, 2015, a 42.74% increase in other receivables from financial transactions from Ps.2,612.4 million at December 31, 2014 to Ps.3,728.9 million at December 31, 2015, a 73.21% increase in other receivables from Ps.1,372.4 million at December 31, 2014 to Ps.2,377.1 million at December 31, 2015, a 31.48% increase in other assets from Ps.1,188.0 million at December 31, 2014 to Ps.1,561.9 million at December 31, 2015, a 16.12% increase in receivables from financial leases from Ps.2,073.2 at December 31, 2014 to Ps.2,407.5 million at December 31, 2015, a 19.08% increase in bank premises and equipment from Ps.929.8 million at December 31, 2014 to Ps.1,107.2 million at December 31, 2015, a 63.72% increase in intangible assets from Ps.144.7 million at December 31, 2014 to Ps.236.9 million at December 31, 2015 and a 9.41% increase in investments in other companies from Ps.323.0 million at December 31, 2014 to Ps.353.4 million at December 31,

2015. These increases were partially offset by a 61.75% decrease in suspense items from Ps.8.6 million at December 31, 2014 to Ps.7.7 million at December 31, 2015 and a decrease of Ps.0.5 million in other subsidiaries’ assets at December 31, 2015.

Total Liabilities and Stockholders’ Equity

At December 31, 2015, we had total liabilities and minority interests in subsidiaries of Ps.97,019.8 million, which represented a 51.70% increase from the Ps.63,957.0 million at December 31, 2014. The increase was mainly due to a 49.42% increase in deposits from Ps.51,442.9 million at December 31, 2014 to Ps.76,864.5 million at December 31, 2015, a 74.44% increase in other liabilities from financial transactions from Ps.8,617.5 million at December 31, 2014 to Ps.15,032.0 million at December 31, 2015, a 33.72% increase in other liabilities from Ps.2,771.8 million at December 31, 2014 to Ps.3,706.6 million at December 31, 2015, a 26.15% increase in allowances from Ps.818.1 million at December 31, 2014 to Ps.1,032.0 million at December 31, 2015, a 22.49% increase in minority interests in subsidiaries from Ps.276.1 million at December 31, 2014 to Ps.338.1 million at December 31, 2015 and a 53.66% increase in suspense items from Ps.30.3 million at December 31, 2014 to Ps.46.5 million at December 31, 2015. These increases were partially offset by a decrease of Ps.0.3 million in other subsidiaries’ assets at December 31, 2015.

Stockholders’ equity increased by 32.76% from Ps.10,331.9 million at December 31, 2014 to Ps.13,716.4 million at December 31, 2015. The increase resulted mainly from Ps.3,784.5 million of net income for the year, less the distribution of Ps.400 million of dividends in cash. In addition the Bank increased its legal and facultative reserves by Ps.640.9 million and Ps.2,163.6 million, respectively, against retained earnings.

Significant changes in financial condition

The item Cash and due from banks and correspondent show a significant increase during 2015 principally due to the growth in the checking account in pesos and foreign currency held by the Bank at the Central Bank.

The loan portfolio to the private sector totaled Ps.55,859.3 million at December 31, 2015, representing a 35.58% increase compared with the previous twelve months. Consumer loans registered strong growth increasing the portfolio by 42.4%. Such increase was mainly due to 59.8% growth in credit cards followed by a 23.6% growth in car loans and a 20.6% growth in personal loans. Commercial loans grew by 29.3% mainly due to the performance of loans to SMEs. The good performance of loans to SMEs was the result of the implementation by the government of the “Line of credit for productive investment” for SMEs, which allowed us to market additional loans and leasing products. This line of credit provides that certain financial institutions must allocate 7.50% of their deposits to fund certain investment projects to SMEs at an annual rate of 19% for the first half of 2015 and 18% for the second half of 2015 for a minimum period of 36 months.

Government and private securities increased in the fiscal year ended December 31, 2015 principally due to the increase in the instruments issued by the BCRA held because of the liquidity policy implemented by the Bank. The liquidity policy of the Bank requires us to keep a minimum percentage of the total deposits in liquid assets, among them and particularly, in Argentine Central Bank Internal Bills (LEBAC). Between 2011 and 2013 credit grew in Argentine at a higher rate than deposits. This scenario, however, changed in 2014 when deposits started to grow at a faster rate than credit due to the increase in interest rates by Central Bank in order to keep the local currency exchange rate. In line with the Bank’s policy stated above, the Bank invested the excess of cash resulting from the mismatch in the growth rate of credit and deposits in short-term (five-month average life) local currency LEBAC.

Our deposits increased during 2015 in line with the growth shown by the Argentine financial system. Time deposits, savings and checking accounts registered a significant growth during 2015, of 61.60%, 49.71% and 24.45%, respectively. Peso deposits increased by 39.93% in the fiscal year ended December 31, 2015 and those in foreign currency grew by 128.89% over the same period.

Other receivables from financial transactions also recorded an increase in fiscal year 2015 mainly due to the instruments to be received for spot and forward sales to be settled, particularly in purchases of foreign currency to be settled. These types of transactions are generally conducted on daily basis and on a very short-terms basis (1 to 5 days).

Other liabilities from financial transactions increased in fiscal year 2015 mainly due to an increase in the balances to be paid because of transactions with credit cards.

B.	Liquidity and Capital Resources

Asset and Liability Management

The purpose of the asset and liability management is to structure our consolidated balance sheet in light of interest rates, liquidity and foreign exchange risks, as well as market risk, public sector risk and capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets forth our policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and monitoring the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 55.15%, 47.03% and 37.34% at December 31, 2015, 2014 and 2013, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations, which deposits at December 31, 2015 totaled Ps.76,864.5 million compared with Ps.51,442.9 million at December 31, 2014.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”. During the life of the Program, which was initially of five years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as the maximum amount in circulation, after adding together all series and/or classes outstanding under the Program pending redemption, did not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007. It was extended for five additional years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively) and the maximum amount of the issuance was successively increased from US$300,000,000 to US$500,000,000 and from US$500,000,000 to US$750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity. To the current date we have issued 18 series of corporate bonds under the Program. See Note 11 to the Consolidated Financial Statements.

As provided for in the Argentine Corporate Bonds Law (Ley de Obligaciones Negociables) and the BCRA regulations, the proceeds obtained from the issuance of Classes 4, 6, 7, 8, 9, 10, 11, 12, 13, 17 and 18 of our corporate bonds were applied to the reimbursement of time deposits. The proceeds from the issuance of Class 15 of our corporate bond were applied to grant working capital loans and those obtained from the issuance of Class 16 of our corporate bond were applied to the reimbursement of Class 8 of our corporate bonds.

As of December 31, 2015 and 2014, the outstanding principal and accrued interest amounts to Ps1,799,245 (in connection with Classes 7, 9, 10, 11, 12, 13, 15, 16, 17 and 18 of the corporate bonds) and Ps1,725,644 (in connection with Classes 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the corporate bonds), respectively.

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

In addition, our subsidiary PSA Finance has a program to issue corporate bonds. At December 31, 2015 the outstanding principal and accrued interest amounted to Ps.103,317.

Capital Resources

At December 31, 2011 the capital stock of the Bank consisted of 536,877,850 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved a preliminary merger agreement, the consolidated financial statements for purposes of the merger as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and 1 vote per share, to be listed for public offering at the BCBA in order to be delivered to the shareholders of Inversora Otar. In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry ordinary shares, with a par value of Ps.1 each and right to 1 vote each that it owns subject to the previous capital stock reduction derived from the merger.

On July 18, 2013, the BCRA decided not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders.

As at December 31, 2015 the Bank’s stock capital consisted of 536,877,850 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders.

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

During 2015, the gap generated by the mismatch between CER-index assets and liabilities accrued at a fixed rate in pesos declined considerable. Bank’s risk assets, mainly public sector loans and bonds, accrue CER adjustment plus an annual interest rate, while most liabilities accrue interest at a fixed rate. Fixed rate assets and liabilities with a maturity of no more than three months and total adjusted assets and liabilities are included in the following table, in the 0-3 months interval, given that CER adjustment changes on a monthly basis. The table below shows our exposure to a positive interest rate gap but it is important to bear in mind that CER behavior may differ from interest rate behavior.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2015
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	24,198,349	—	—	—	—	24,198,349
Government securities	7,592,844	3,256,449	3,017,417	97,681	345,705	14,310,096
Corporate bonds	200,894	—	—	—	—	200,894
Loans (1)	35,096,091	9,583,361	12,862,415	106,301	21,094	57,669,262
Total	67,088,178	12,839,810	15,879,832	203,982	366,799	96,378,601
Interest-bearing liabilities
Deposits	49,977,546	1,148,030	6,424	—	—	51,132,000
Corporate bonds	1,780,726	53,298	—	—	—	1,834,024
Due to other banks	8,709,579	790,441	77,022	—	—	9,577,042
Total	60,467,851	1,991,769	83,446	—	—	62,543,066
Asset/liability gap	6,620,327	10,848,041	15,796,386	203,982	366,799	33,835,535
Cumulative sensitivity gap	6,620,327	17,468,368	33,264,754	33,468,736	33,835,535
Cumulative sensitivity gap as a percentage of total interest-earning assets	6.87%	18.12%	34.51%	34.73%	35.11%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2015
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	11,609,324	—	—	—	—	11,609,324
Government securities	7,571,961	3,054,455	2,896,785	94,808	345,705	13,963,714
Corporate bonds	200,894	—	—	—	—	200,894
Loans (1)	32,650,161	8,101,329	12,862,415	106,301	21,094	53,741,300
Total	52,032,340	11,155,784	15,759,200	201,109	366,799	79,515,232
Interest-bearing liabilities:
Deposits	40,930,760	774,972	3,404	—	—	41,709,136
Corporate bonds	1,780,726	53,298	—	—	—	1,834,024
Due to other banks	4,184,812	784,212	77,022	—	—	5,046,046
Total	46,896,298	1,612,482	80,426	—	—	48,589,206
Asset/liability gap	5,136,042	9,543,302	15,678,774	201,109	366,799	30,926,026
Cumulative sensitivity gap	5,136,042	14,679,344	30,358,118	30,559,227	30,926,026
Cumulative sensitivity gap as a percentage of total interest-earning assets	6.46%	18.46%	38.18%	38.43%	38.89%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Reprising Intervals at December 31, 2015
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	12,589,025	—	—	—	—	12,589,025
Government securities	20,883	201,994	120,632	2,873	—	346,382
Loans (1)	2,445,930	1,482,032	—	—	—	3,927,962
Total	15,055,838	1,684,026	120,632	2,873	—	16,863,369
Interest-bearing liabilities:
Deposits	9,046,786	373,058	3,020	—	—	9,422,864
Due to other banks	4,524,767	6,229	—	—	—	4,530,996
Total	13,571,553	379,287	3,020	—	—	13,953,860
Asset/liability gap	1,484,285	1,304,739	117,612	2,873	—	2,909,509
Cumulative sensitivity gap	1,484,285	2,789,024	2,906,636	2,909,509	2,909,509
Cumulative sensitivity gap as a percentage of total interest-earning assets	8.80%	16.54%	17.24%	17.25%	17.25%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2015, our total foreign exchange-denominated asset position was Ps.20,720.1 million and our total foreign exchange-denominated liability position was Ps.18,475.4 million, resulting in a net asset currency position of Ps.2,244.7 million.

For a description of the changes in the exchange rates since December 2011, see “Item 3. Key Information—Exchange Rates” and Note 24.11 to the Consolidated Financial Statements. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2015, we had consolidated excess capital of Ps.6,636.4 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.13,704.2 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2014, we had consolidated excess capital of Ps.5,307.2 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.10,406.6 million under the Argentine risk-based capital guidelines, which are based on the Basel Committee.

As of December 31, 2015, we complied with the Central Bank’s capital requirements on a consolidated basis and our capital resources were sufficient for our capital requirements. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2015, 2014 and 2013, our stockholders’ equity was Ps.13,716.4 million, Ps.10,331.9 million and Ps.7,156.2 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 13.00%, 13.17% and 11.89%, respectively. See “Item 4. Information on the Company—Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2015, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	December 31,
	2015 (4)		2014 (4)		2013 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	5,149,334		3,721,117		3,021,381
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—		—		—
Interest rate risk	—		—		—
Public sector and securities in investment account	—		—		—
A- Minimal exigency by adds up risks	5,149,334		3,721,117		3,021,381

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	400,000		614,141		1,220,271

Maximum between A and B	5,149,334		3,721,117		3,021,381
Market risk	290,557		144,086		84,243
Operational risk	1,627,923		1,234,210		859,279
Required minimum capital under Central Bank rules	7,067,814		5,099,413		3,964,903

Basic net worth	12,841,002		9,768,623		6,595,750
Complementary net worth	778,966		561,096		421,825
Deductions	—		—		—
Minority interest	84,217		76,888		62,578
Total capital under Central Bank rules	13,704,185		10,406,607		7,080,153

Excess capital	6,636,371		5,307,194		3,115,250

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	13.00%		13.17%		11.89%
Total liabilities as a multiple of total stockholders’ equity	7.07	x	6.19	x	7.18	x
Cash and due from banks as a percentage of total deposits	36.39%		24.42%		29.44%
Liquid assets as a percentage of total deposits (1)(3)	55.15%		47.03%		37.34%
Loans as a percentage of total assets	51.08%		55.79%		62.31%

(1)	See “Item 4. Information on the Company—The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.

(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.

(3)	At December 31, 2015, 2014 and 2013, “Liquid Assets” includes cash and due from banks and government and private securities.

(4)	The Bank had to maintain a surplus of minimum paid-in capital amounting to at least 63,646, 153,535 and 305,068 as at December 31, 2015, 2014 and 2013, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said entity.

Market discipline

The BCRA imposed by Communication “A” 5394 the mandatory publication on the website of the financial institutions of certain information in order to allow market participants to assess the information related to capital, risk exposures, assessment processes risk and capital adequacy of each of them. Financial institutions must provide appropriate information to ensure transparency in the management and measurement of risks and the adequacy of their capital.

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Francés is available at: https://www.bbvafrances.com.ar/relaciones-inversores/disciplina-mercados.jsp

U.S. and Argentine Banking GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with Argentine Banking GAAP, which differ from U.S. GAAP in certain respects, as discussed in Note 25 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and stockholders’ equity over the fiscal years ended December 31, 2015, 2014 and 2013 are described below.

Under accounting rule ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method during 2014 to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets is increase by Ps.284.5 million, Ps.243.6 million and Ps.265.7 million as of December 31, 2015, 2014 and 2013, respectively. In addition, income over continued operations would have increased by Ps.224.0 million and Ps.26.4 million as of December 31, 2015 and 2014, respectively and would have decreased by Ps.59.0 million at December 31, 2013. The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by Ps.17.1 million as of December 31, 2013. On the other hand, income over discontinued operations would have decreased by Ps.17.1 million and Ps.0.3 million as of December 31, 2014 and 2013, respectively.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under accounting rule ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP to continued operations would be to decrease our net income by Ps.169.1 million, Ps.101.3 million and Ps.90.7 million for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our Consolidated Financial Statements over continued operations by Ps.505.8 million, Ps.336.7 million and Ps.235.4 million for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. These adjustments do not have effects over discontinued operations.

According to U.S. GAAP, the Bank decided to classify government securities as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings / (losses). Under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income. The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year). Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income (OCI) until the securities are realized. Therefore the results of continued operations under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities. In addition, under BCRA regulations the bank holds instruments issued by such BCRA at amortized cost. According to U.S. GAAP, the Bank decided to classify these securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.8.6 million, Ps.28.1 million and Ps.7.5 million as of December 31, 2015, 2014 and 2013, respectively. Our net income over continued operations would had decreased by Ps.503.5 and Ps.159.0 million for the fiscal years ended December 31, 2015 and 2014, respectively, and would have increased by Ps.147.9 million for the fiscal year ended December 31, 2013. These adjustments do not have effects over discontinued operations.

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied over continued operations the Bank’s assets would have increased by Ps.497.9 million, Ps.418.6 million and Ps.307.4 million at December 31, 2015, 2014 and 2013, respectively. On the other hand, our income would have increased by Ps.79.2 million, Ps.111.2 million and Ps.109.4 million at December 31, 2015, 2014 and 2013, respectively. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets over continued operations would have decreased by Ps.50.0 million, Ps.37.0 million and Ps.31.0 million at December 31, 2015, 2014 and 2013, respectively. On the other hand net income over continued operations would have decreased by Ps.13.0 million, Ps.6.0 million and Ps.1.3 million at December 31, 2015, 2014 and 2013, respectively. These adjustments do not have effects over discontinued operations.

Under Argentine Banking GAAP the Bank accounted for its investment in the BCBA at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets over continued operations would have decreased by Ps.98.9 million, Ps.61.7 million and Ps.49.7 million at December 31, 2015, 2014 and 2013, respectively. On the other hand, the income over continued operations would have decreased by Ps.37.2 million, Ps.12.1 million and Ps.11.5 million at December 31, 2015, 2014 and 2013, respectively. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities over continued operations would have increased by Ps.0.4 million, Ps.0.5 million and Ps.0.4 million for the fiscal years ended December 31, 2015, 2014 and 2013, respectively. Net income over continued operations would have increased by Ps.0.01 million at December 31, 2015 and would have decreased by Ps.0.1 million and Ps.0.04 million at December 31, 2014 and 2013, respectively. These adjustments do not have effects over discontinued operations.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.2,574.4 million and Ps.2,103.5 million at December 31, 2015 and 2014, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.2,226.4 million and Ps.852.2 million at December 31, 2015 and 2014, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.511,7 million and Ps.290.7 million at December 31, 2015 and 2014, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets over continued operations by Ps.254.9 million for the fiscal years ended December 31, 2015, 2014 and 2013. On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by Ps.54.7 at December 31, 2015, 2014 and 2013. ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied over continued operations our assets would have decreased by Ps.309.6 million as of December 31, 2015, 2014 and 2013. These adjustments do not have effects over discontinued operations.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, the assets over continued operations would have decreased by Ps.1.6 million and liabilities over continued operations would have increased by Ps.31.3 million. At December 31, 2014 the assets and liabilities over continued operations would have increased by Ps.9.7 million and Ps.0.9 million, respectively. At December 31, 2013 the assets and liabilities over continued operations would have increased by Ps.8.2 million and Ps.25.8 million, respectively. On the other hand, income would have decreased by Ps.41.7 million and Ps.23.6 million for the fiscal years ended December 31, 2015 and 2013, respectively, and would have increased by Ps.26.4 million for the fiscal year ended December 31, 2014. These adjustments do not have effects over discontinued operations.

As from January 2015 the Bank created a provision of Ps.48.8 million for penalties enforced against it, to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank. Notwithstanding, the Bank does not expect any adverse financial impacts in this respect. Under U.S. GAAP, a provision should be raised when it is probable that a liability had been incurred at the date of the financial statements. Had U.S. GAAP been applied over continued operations, the Bank´s liabilities would have decreased by Ps.48.8 million at December 31, 2015 and income for the fiscal year ended at December 31, 2015 would have increased by Ps.48.8 million. These adjustments do not have effects over discontinued operations.

The Bank discloses its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with accounting rule ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the consolidated balance sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied over continued operations, the Bank’s stockholders’ equity would have increased by Ps.344.0 million, Ps.291.5 million and Ps.203.4 million at December 31, 2015, 2014 and 2013, respectively. In addition, income over continued operations for the fiscal years ended at December 31, 2015, 2014 and 2013 would have increased by Ps.52.6 million, Ps.88.0 million and Ps.83.9 million, respectively. Had U.S. GAAP been applied over discontinued operations, the Bank’s stockholders’ equity would have increased by Ps.9.0 million, Ps.3.9 million and Ps.7.1 million at December 31, 2015, 2014 and 2013, respectively. In addition, income over discontinued operations for the fiscal year ended at December 31, 2015 would have increased by Ps.5.0 million and would have decreased by Ps.3.1 million and Ps.0.6 million for the fiscal years ended at December 31, 2014 and 2013, respectively.

Calculated in accordance with U.S. GAAP, our net income over continued operations for the fiscal years ended December 31, 2015, 2014 and 2013 would have been Ps.3,418.9 million, Ps.3,181.7 million and Ps.2,180.2 million, respectively. Under Argentine Banking GAAP, our net income over continued operations was Ps.3,778,6 million, Ps.3,208.2 million and Ps.2,024.9 million for the same respective periods. In addition our net income over discontinued operations applying U.S. GAAP for the fiscal years ended December 31, 2015, 2014 and 2013 would have been Ps.10.9 million, Ps.(23.9) million and Ps.(1.6) million, respectively. Under Argentine Banking GAAP, our net income over discontinued operations was Ps.5.9 million, Ps.(3.7) million and Ps.(0.7) million for the same respective periods.

Credit Ratings

On September 19, 2013, following the sovereign debt downgrade, Standard & Poor’s further downgraded the Bank ratings. The Program (US$750,000,000) as well as the negotiable obligations issued within the framework of this program and the long term institutional rating were downgraded to “raBB+” with negative outlook from “raA” with negative outlook.

In November 2013, Fitch Ratings sold 70% of its capital stock to a local investor group and changed its name to “Fix SCR”. This new group has been responsible for the Bank´s local rating since then. As of December 31, 2013, Fix SCR made no changes to the Bank´s local ratings and maintained the Bank’s share rating at “1” with negative outlook, its senior long term debt at “AA (arg)” with negative outlook and its short term debt at “A1+ (arg)”.

On August 20, 2014, Standard & Poor’s downgraded the Bank’s rating following the downgrade of the sovereign rating. As a result, BBVA Francés long term institutional rating as well as the negotiable obligations program (US$750,000,000) and Class IV notes were downgraded to “raB+” with negative outlook from “raBB+” with negative outlook, while its short term institutional rating maintained at “raB”.

In February 2016, Standard & Poor’s upgraded the long and short term sovereign debt of Argentina to “B-” and “B”, respectively, from “CCC+” and “C” and the outlook change from negative to neutral reflecting the improvements in terms of macroeconomic policies as well as the challenges that new Administration faces. The Bank’s ratings were also modified. Its long term institutional rating and the negotiable obligations (US$750,000,000) were upgraded to “raBBB” with neutral outlook from “raBB+” and the short term institutional rating was also upgraded to “raA-2”.

In March 2016, Fix SCR upgraded the sovereign rating. This upgrade was driven by the improved consistency and sustainability of Argentina's policy framework, reduced external vulnerability, and the expected liberalization of fiscal financing constraints. These improvements balanced risks related to relatively weak external liquidity, continued macroeconomic underperformance compared with peers, and deterioration of public finances in recent years. Argentina's ratings take into account structural strengths such as GDP per capita and social indicators against a weak debt repayment record.

As a result, Fix SCR also upgraded the Bank’s ratings to “AAA” from “AA” and changed the outlook to neutral from negative.

C.	Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information systems. The amount spent during each of the last three years was not material and we hold no material patents and do not license to others any of our intellectual property. We plan infrastructure development (processing, telecommunications, Internet, information security) based upon present and projected future demand of such services. We acquire the necessary technology, and equipment from third parties.

D.	Trend Information

BBVA Francés believes that the present environment is complex, but at the same time it offers many opportunities. During 2016, the financial system will continue to be focused on further expanding the private sector lending activity, with emphasis in the middle-market and retail segment. However, no assurance can be given that credit demand will remain strong. Our continued success and ability to increase our value to our shareholders will depend, among other factors, upon the economic growth in the Argentine economy and the corresponding growth of the market for long-term private sector lending. For a description of recent changes in our business strategy and a summary of the main consequences of the current economic scenario on our business and future prospects see “Item 4. Information on the Company—Business Overview”.

E.	Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments (see Note 24.17 to the Consolidated Financial Statements). We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2015 are explained in Notes 12 and 24.17 to the Consolidated Financial Statements.

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

Trusts Activities

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds.

In addition, we act as trustee in 13 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented about Ps.151.4 million as of December 31, 2015 and mainly consisted of cash, creditors’ rights, real estate and shares. See Note 10 to the Consolidated Financial Statements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by Period (in thousands of pesos)
	Total	Less than 1 yea	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	15,032,048	13,947,721	1,079,678	4,649	—
Operating leases	226,676	129,052	79,336	15,146	3,142
Total	15,258,724	14,076,773	1,159,014	19,795	3,142

Commercial commitments
Lines of credit	327,251	327,251	—	—	—
Foreign trade acceptances	511,695	511,695	—	—	—
Guarantees	616,780	65,691	396,128	93,980	60,981
Total	1,455,726	904,637	396,128	93,980	60,981

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The corporate by-laws of BBVA Francés state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and who may be re-elected (the “Board”). The by-laws also provide for the appointment of alternate directors. According to the by-laws, the Board meets at least once per month.

The table below indicates the names of the members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected

Name	Current Term Ends	Position as of December 31, 2015	Date of Birth	Present principal occupations and business experience

Jorge Carlos Bledel	December 2017	Chairman	04/19/1954

Present principal occupations: Director, Rombo Compañía Financiera S.A. (“Rombo Compañía Financiera”).

Business experience:. Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés; Retail Banking Director, BBVA Francés; Alternate Director Central Puerto S.A.; Regular Director, Sociedad Argentina de Energía S.A.; Alternate Director, Hidroneuquén S.A.; Regular Director, RPM Gas S.A.; Alternate Director, RPU Agropecuaria S.A.; Alternate Director, Gasinvest S.A.; Regular Director, RPE Distribucion S.A.; Vice Chairman, PB Distribucion S.A.

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

Present principal occupations: Director, Francés Valores; Vice Chairman, PSA Finance; Director, Rombo Compañía Financiera, Vice Chairman of the Administration Board BBVA Francés.

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés; Financial Director, BBVA Francés.

Mr. Canestri joined the Bank in 1973 and was first elected to the Board in September 2001.

Name	Current Term Ends	Position as of December 31, 2014	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Mario Luis Vicens	December 2017	Director	07/14/1951

Present principal occupation: Director PSA Finance Argentina Compañía Financiera S.A., Director Rombo Compañía Financiera S.A; Member of Administration Board BBVA Francés.

Business experience: Executive Chairman, Asociación de Bancos de la Argentina (ABA); Regular Director, Seguros de Depósitos S.A. (SEDESA); Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris; Regular Director, BCRA; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department; BCRA.

Mr. Vicens was elected Director in 2012.

Oscar Miguel Castro	December 2017	Director	12/04/1945

Present principal occupations: Independent Director Zurich Argentina Cia. de Seguros S.A. and Zurich Argentina Cia. de Reaseguros S.A.

Independent Consultant.

Business experience: International Partner, Arthur Andersen, Pistrelli Díaz y Asoc. for twenty years; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina and Executive member of the Committee of Financial Services.

Mr. Castro was elected Director in 2003.

Luis Bernardo Daniel Juango Fitero	December 2016	Director	08/24/1949	Present principal occupation: Director, BBVA Francés. Business experience: President, BBVA Colombia S.A.; Regional Director, BBVA. Mr. Juango Fitero was elected Director in 2008.

At the present date, all the members of the Board qualify as independent directors according to the independence criteria set forth by General Resolution No. 622 of the CNV.

The Ordinary and Extraordinary Shareholders Meeting dated April 26, 2016 elected Gabriel Milstein in substitution of Mario Luis Vicens as Regular Director and Alternate Directors Alfredo Castillo Triguero; Juan Manuel Ballesteros and Javier Pérez Cardete as Alternate Directors.

Senior Management

As described below, the main members of our senior management make up the Management Committee. The table below shows the names of the members of the Management Committee who have been our executive officers during 2015 and the year of their appointment to such position, as well as their business background. The senior managers are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Martín Ezequiel Zarich (*)	2015	General Manager	04/09/1964

Other positions currently held: Director, Francés Valores; Director, BBVA Seguros and Member of the Administration Board BBVA Francés.

Work Experience: Alternate Director BBVA Francés; Director of Innovation and Development, Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Deputy General Director, Business Development BBVA Group; Sub deputy director general development of the business of the group BBVA; Management control manager and budget, Banco de Crédito Argentino; Director of planning, control of management and economics Banco de Crédito Argentino.

Mr. Zarich joined the Bank in 1987.

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

Innovation and Business Model Manager, BBVA Francés; Manager of investment goods insurance and property services, BBVA Francés; Head Portfolio Manager, BBVA Francés; Wholesale Banking Analyst, BBVA Francés; Personal Banking Officer, BBVA Francés.

Mr. Bledel Joined the bank in May 1, 2010.

Gustavo Siciliano	2014	Director, Media	02/25/1961

Design and Development Manager Technology and Operations, BBVA; Information Technology Manager – Media, BBVA; Media Director, BBVA Uruguay; Planning and Information Security Media Manager, BBVA Francés; Information Security Manager, Banco de Crédito Argentino.

Mr. Siciliano joined the bank in November 25, 1996.

Jorge Delfín Luna	2010	Director, Commercial Banking	11/17/1958

Regional Manager, Sucursal Citibank, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vice President, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

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

Mr. Fernández joined the Bank in 1995.

Carlos Elizalde	2014	Director, Corporate & Investment Banking	06/12/1961

Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance consultant at Riyadh KSA Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Mr. Elizalde joined the bank in March 21, 2011.

Gerardo Fiandrino	2015	Director, Risks	11/11/1965

South América BBVA Retail Banking Director; South América BBVA Wholesale Banking Director; BBVA Francés Retail Risks Manager; BBVA Francés Wholesales and Corporate Manager; BBVA Francés Admission and Control Manager; BBVA Francés Control and Operational Risks Manager; Rombo Compañía Financiera S.A Director; PSA Finance Argentina Compañía Financiera S.A Director; Banco de Crédito Argentino Portfolio Control Manager; Senior Investment Banking officer.

Mr. Fiandrino first joined the Bank in 1992.

(*)On January 11, 2016 Mr. Martín Zarich was appointed as General Manager of BBVA Francés upon proper authorization issued by the Central Bank through Resolution No. 9 dated January 7, 2016. Mr. Ricardo Moreno held office as General Manager until such date.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “Item 6. Directors, Senior Management and Employees—B. Compensation” below.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be Directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of December 31, 2015 and the date hereof it consists of (i) Oscar Miguel Castro; (ii) Marcelo Gustavo Canestri; (iii) José Manuel Tamayo Pérez; (iv) Gustavo Fernández and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2015, to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.94.2 million. This amount also included compensation accrued during 2014 and paid in 2015. Compensation in the amount of Ps.42.8 million accrued during 2015 and was fully paid in 2016. We hereby confirm that disclosure of the Directors individual compensations is not required under the Argentine law. Moreover, Argentine legislation requires approval of a total amount of Director’s compensation in the Annual Ordinary Shareholders’ Meeting.

During the fiscal year ended December 31, 2015, the Bank did not pay any amount as contribution to pension plans (see Note 24.14 to our Consolidated Financial Statements).

C.	Board practices

Our corporate governance system is based on the distribution of functions between the Board and the several committees described below.

Supervisory Committee

The primary responsibilities of the Supervisory Committee are to monitor the management’s compliance with Argentine Corporate Law, the by-laws, the Bank’s internal regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) attending meetings of the Board, Management Committee and shareholders meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board, and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee has unlimited access to our books and registers and a right to request as much information as necessary for the performance of its duties.

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 7, 2015, the following members of the Supervisory Committee were appointed:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2015
	Marcelino Agustín Cornejo	December 31, 2015
	Alejandro Mosquera	December 31, 2015

Alternate	Julieta Paula Pariso	December 31, 2015
	Agustín Isola	December 31, 2015
	Daniel Oscar Celentano	December 31, 2015

As of December 31, 2015, both the regular and alternate members of the Bank’s Supervisory Committee, in their capacity as lawyers, had represented to the Bank that: (a) they perform or are prepared to perform the function of legal advisors with the professional independence required by Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences; (b) they are members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they have filed all the information required by the mentioned dispositions of the CNV, regarding their professional relations with the Bank.

On December 31, 2015, Mr. Marcelino Agustín Cornejo resigned from his position as regular member of the Supervisory Committee and Mr. Agustín Isola was appointed as a regular member. This appointed was confirmed by the Ordinary and Extraordinary Shareholders Meeting dated April 26, 2016, which also elected Gonzalo Vidal Devoto as alternate member in substitution of Agustín Isola.

At the General Ordinary and Extraordinary Shareholders Meeting of BBVA Francés held on April 26, 2016 the above mentioned other members of the Supervisory Committee were appointed for a new period, which expires on December 31, 2016.

Below is some background information of the current members of the Supervisory Committee

-	Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bridgestone Argentina S.A.I.C.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Laboratorios Essex S.A. (undergoing liquidation proceedings); Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); MSD Argentina SRL (formerly known as Schering Plough S.A.); Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Valentín Bianchi S.A.C.I.F.; Banco Finansur S.A.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A; Consultatio Investments S.A.; VTV Metropolitana S.A. and INC S.A. He serves as an alternate member of the Supervisory Committee in: Compañía de Alimentos Fargo S.A.; Procter & Gamble Argentina S.R.L.; Fresh Food S.A.; Panificación Argentina S.A.I. y C.; Petrouruguay S.A.; Capital Foods S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. and Despegar.com.ar S.A. He serves as regular

Director in: GMS Management Solutions S.A.; as alternate Director in: Tecnoespumas S.A. and Molding Tex S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Argentina Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); Tavex Argentina S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A.; INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. He serves as an alternate member of the supervisory committee in: Laboratorios Essex S.A. (undergoing liquidation proceedings); MSD Argentina S.A. (formerly known as Schering Plough S.A.); Petrouruguay S.A.; Consultatio Investments S.A. and Daikin Air Conditioning Argentina S.A. He serves as regular Director in: VTV Norte S.A. and VTV Metropolitana S.A. He serves as alternate Director in: GDC Argentina S.A. and GMS Management Solutions S.A.; He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Rombo Compañía Financiera S.A.

-	Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; PSA Finance Argentina Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Duke Energy Cerros Colorados S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A.: VTV Metropolitana S.A.; INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.

-	Agustín Isola: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Bimbo de Argentina S.A.; Courtage S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Duke Energy Generating S.A.; Duke Energy International Southern Cone S.R.L.; BBVA Francés Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Tavex Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA – S.A.; VTV Metropolitana S.A.; INC S.A.; Rombo Ahorro S.A. de Ahorro para Fines Determinados and Banco Finansur S.A.

-	Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Tavex Argentina S.A.; Banco de Servicios Financieros S.A.; Banco Finansur S.A.; VTV Norte S.A.; VTV Metropolitana S.A.; Rombo Ahorro S.A. de Ahorro para Fines Determinados and INC S.A.

-	Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Rombo Compañía Financiera S.A.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of the Argentine Business Companies Law (“LC”).

Audit Committee (I)

On February 24, 2015, BBVA Francés established the Audit Committee (I) as described in the minutes of the Board of Directors No. 5152 to comply with the provisions set out by the Central Bank in its Communication “A” 5042, as supplemented, dated February 2010.

As of this date, the Audit Committee (I) is comprised of the following members:

Members: Marcelo Gustavo Canestri

   Mario Luis Vicens

   Alberto Muñiz

Permanent Assistants to the Committee: Jorge Luna; Ignacio Sanz y Arcelus and Adrián Bressani .

The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drafted detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board of Directors for their information.

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

Audit Committee (II) (as per Law No.26,831 which complies with NYSE Listing Standards)

According to Board’s resolution dated May 18, 2010, BBVA Francés has an Audit Committee (II), whose current composition is as follows:

Members: José Manuel Tamayo Pérez

   Oscar Miguel Castro

   Marcelo Gustavo Canestri

According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of this Audit Committee must be “independent”. Moreover, according to Decree Law No. 26,831 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. All the members of the Audit Committee (II) qualify as an independent director according to the independence criteria set forth by General Resolution No. 622 of the CNV, The powers and duties of the Audit Committee (II) are as follows:

▪	to render an opinion on the Board’s proposal to appoint the external auditors to be retained by the company, and ensure their independence,

▪	to supervise the operation of internal control and administrative accounting systems, as well as ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations,

▪	to supervise the application of policies regarding the information about the company’s risk management,

▪	to furnish the market with comprehensive information in respect of operations which may involve conflicts of interest with members of the corporate bodies or controlling shareholders,

▪	to render an opinion on the reasonableness of proposals concerning fees and share option plans for the company’s directors and managers as submitted by the administration body,

▪	to render an opinion on the observance of legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights,

▪	to verify the observance of the applicable standards of behavior,

▪	to issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by Law No. 26,831,

▪	to issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the company,

▪	to prepare annually an action plan to be submitted to the Board and the Supervisory Committee; and

▪	to examine the plans prepared by the external and internal auditors, evaluate their performance and issue an opinion on the matter on occasions of the presentation and publication of the annual financial statements.

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee (II), attend its sessions and cooperate with it, facilitating its access to such information as may be available to them. In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the committee may request the advice of lawyers and other independent professionals and retain their services for the account of the company within the budget allocated for such purposes by the shareholders meeting. The Audit Committee (II) shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.

Nomination and Remunerations Committee

The Nomination and Remunerations Committee was created on March 30, 2009. Its members as of the date hereof are:

Members: José Manuel Tamayo Pérez

   Oscar Miguel Castro

    Marcelo Gustavo Canestri

    Gustavo Fernández

   Adrián Bressani

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

Special Committees

The Bank has the following special committees (i) Management Committee, (ii) Computer Technology Committee (iii) Disclosure Committee; (iv) Asset Laundering and Terrorism Financing Prevention Committee and (iv) Regulatory Compliance Committee, among others.

▪	Management Committee

As of December 31, 2015 the Management Committee consisted of: (i) Ricardo Enrique Moreno, (ii) Martín Ezequiel Zarich, (iii) Jorge Luna, (iv) Jorge Alberto Bledel, (v) Gustavo Fernández, (vi) Ignacio Sanz y Arcelus (vii) Gerardo Fiandrino, (viii) Gustavo Siciliano, (ix) Carlos Elizalde and (x) Gustavo Alonso.

On January 11, 2016 Mr. Martín Zarich was appointed as General Manager of the Bank, upon proper authorization issued by the Central Bank through Resolution No. 9 dated January 7, 2016. Mr. Ricardo Enrique Moreno held office as General Manager until that date.

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

The Computer Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently and as of December 31, 2015, consists of: (i) Gustavo Siciliano, (ii) Rubén Stempellato, (iii) Marcelo Gustavo Canestri, (iv) Daniel Neme and (v) María Susana Dopazo Tomey.

The Computer Technology Committee meets quarterly.

▪	Disclosure Committee

As of December 31, 2015 and currently, the Disclosure Committee consists of: (i) the Financial Planning Director Ignacio Sanz y Arcelus; (ii) Independent Director, Oscar Miguel Castro; (iii) the Legal Services Director, Adrián Bressani; (iv) the Audit Director, Alberto Muñiz Zurita; (v) the Accounting Manager, Mónica Etcheverry; (vi) the Planning and Efficiency Manager, Jaquelina Kuscich; (vii) the Secretary for Investors Relations, Vanesa Bories; (viii) Investor Relations Analyst Cecilia Acuña; (ix) the Risks Director, Gerardo Fiandrino and the Institucional Area of Legal Services Manager, Rocío Carreras.

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

As of December 31, 2015 and currently, the Asset Laundering and Terrorism Financing Prevention Committee consists of: two Directors, Mario Luis Vicens, who is the Compliance Officer on Money Laundering Prevention before the Anti-Money Laundering Organism (“Unidad de Información Financiera”), and Marcelo Gustavo Canestri, the Director in charge of the Regulatory Compliance Area, Walter Vallini; manager in Regulatory Compliance; and the Official in charge of Money Laundering Prevention Area, Adriana Scorza.

In order to comply with its control and prevention purposes, the Terrorism Assets and Money Laundering Prevention Committee assumes the following responsibilities:

-	to deal with all matters related to the prevention of terrorism assets laundering and financing;

-	to define operational policies and continuously monitor their degree of advancement; and

-	to assign duties to the different areas involved.

Each member assumes the following functions:

-	to render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing.;

-	to detect any relevant situation which may occur in his or her area in this connection;

-	to analyze any new product or service and evaluate potential asset laundering risks; and

-	to assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for Asset Laundering Prevention.

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

This committee consists of three regular Directors, the Executive Director, the Compliance Director, the Retail Banking Director, the Planning and Financial Area Director and the Legal Services Director. The Records Office shall be under the supervision of the Institutional Area of the Legal Services Department.

The main functions of this Regulatory Compliance Committee are to:

-	monitor the compliance of the applicable law as regards to any matter concerning the Conducts in the Security Markets and the protection of personal data;

-	monitor the scope of the actions taken by the Bank within its jurisdiction, as well as information requirements made by the competent official bodies;

-	ensure that the Internal Code of Conduct and the Code of Conduct within the securities market, is applicable to the staff of the Bank, which must comply with the regulatory requirements and be suitable for the entity;

-	authorize exemptions regarding the compliance of the rules set forth in the Code of Conduct. Such exemptions shall be regarded as exceptional and must have a justified not causing any risks regarding the Corporate Integrity of BBVA Francés and its group of companies in Argentina;

-	implement the necessary measures to deal with any ethically questionable matter known by any of its members as a result of their activity or as a consequence of the reception of communications referred to in Section 6.28 of the Code of Conduct;

-	regarding those circumstances which may give rise to significant risks for the BBVA Group in Argentina, this Committee shall promptly inform the Board of Directors in order to ensure that the financial statements accurately reflect appropriate results; and

-	settle those situations in which the interests of BBVA Francés conflict with those of their clients.

▪	Risks Committees

1)	Risk Management Committee

This committee is integrated by the Executive Director or General Manager, the Risks Director, the Validations and Internal Audit Manager, the Retail Risk Manager, the Corporate and Wholesale Risks Manager, all of them as permanent participants; the Financial and Reporting Risks Manager and the Recoveries Manager as optional participants or for specific matters; and the Responsible for Global Management and Technical Office and the responsible for the area which shall deal with the issue to be discussed and speaker as specific participants.

The main purpose of the Risks Management Committee is to:

-	approve any operations and financial programs of clients or Corporate and Investment Management group which exceed the powers granted to the Credit Risk, Financial Entities and Issuer Risk Committee, and any other matter solved outside the regional scope; any and all operations which may result special or exceptional and may be dealt with by such committee;

-	approve refinancing, cancellations and penalties for individual or corporate clients, according to the Delegation rule in force;

-	approve the operations of Non Delegated Risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members;

-	define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);

-	approve credit policies, rating tools and new campaigns of pre-approved items or massive campaigns);

-	approve the limits of Asset Allocation, PLP´s and stress tests;

-	approve the delegation of powers (the amounts of delegations shall be determined and updated by the Committee, as well as the publication in the rule governing them for further ratification by the members of the Board of Directors); and

-	approve the proceedings for the sale of portfolios and the results arising thereof, and the realization of assets seeking to protect the credit.

2)	Local Operations Technical Committee

This committee consists of the Risks Director, the Validations and Internal Audit Manager, the Retail Risk Manager and the Corporate and Wholesale Risks Manager as permanent participants, as well as the Financial and Reporting Risks Manager and the Recoveries Manager as optional participants or for specific matters, and the Responsible for Global Management and Technical Office the Responsible for the area which shall deal with the issue to be discussed and speaker as specific participants.

This Committee analyses operations for a maximum amount of US$ 40 million and its main functions are:

-	to approve any operation and financial programs arising from clients and economic groups;

-	to approve additional periods, short term renewals, and changes of operations and short term financial programs, and changes of operations and short term financial programs of clients or economic groups exceeding the powers of the Wholesale Credit Risk Committee;

-	to approve refinancing, cancellations and penalties for individual or corporate clients; and

-	to approve renewals and additional terms for campaigns of pre-approved items or massive campaigns.

▪	Corporate Assurance Committee

As of December 31, 2015 and as of the current date, the Corporate Assurance Committee consists of the Executive Director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the Audit Director.

The main functions of this committee are:

-	to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;

-	to ensure the implementation and maintenance of the Corporate Assurance model within the BBVA Group entities;

-	to prioritize control weaknesses identified by the expert areas and the Internal Audit Bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;

-	to ensure that experts activities are carried out with self-criticism and transparently;

-	to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;

-	to give timely follow up on agreed action plans to mitigate risks;

-	to communicate to specialists and Business Units all decisions;

-	to promote awareness of the Operational Risk Model , as well as the dissemination of Corporate Policies governing the matter;

-	to solve and take decisions regarding the operational risk, required by its materiality or importance;

-	to ensure the implementation of the Operational Risk Model and facilitate proper management for operational risks related to the BBVA Francés business;

-	to supervise the proper implementation of tools and model methodology; and

-	to deal with any matter that enhances the quality and reliability of BBVA Francés internal controls and its affiliated companies.

Meetings of the Corporate Assurance Committee shall be ordinary and extraordinary. The former, will be held on a quarterly basis, summoned in advance by the Secretary. The latter, will be held when summoned by the Secretary or upon the request of one or more members of the Committee, whenever special circumstances are so require it.

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

Main Officer Responsible: Daniel Neme

Alternate Officer Responsible: Mr. José Luis Frete

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.

Main Responsible: José Roberto Adragna

Alternate Responsible: Magdalena Barberis

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Mr. Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Officer Responsible: Mr. Ignacio Sanz y Arcelus

Alternate Officer Responsible: Mr. Gustavo Fabián Alonso

-	Responsible for Market Relations (Law 26.831)

Main Officer Responsible: Ignacio Sanz y Arcelus

Alternate Officers Responsible: Mr. Martín Ezequiel Zarich, Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Mr. Mario Luis Vicens

-	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main: Bernardo Alejandro Guaita

Alterante: Claudio Adolfo Varela

Advisors

All internal legal advice is provided to the Bank by its own Legal Services Department.

The Bank has no financial advisors.

External Auditors

Since October 1, 2002, Deloitte & Co. S.R.L. (currently, Deloitte & Co. S.A.) acts as the Bank’s external auditor. The last appointment was approved by the Ordinary and Extraordinary Shareholders Meetings held on April 26, 2016.

According to the provisions of General Resolution No. 622 of the CNV (New Text 2013), the auditor of the financial statements for the fiscal year closing on December 31, 2015 was Marcelo Alberto Bastante, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46, and the appointed Alternate Auditor was Alberto Adolfo Allemand, who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 103, Page 223. The Ordinary and Extraordinary Shareholders Meeting held on April 26, 2016 reelected Marcelo Alberto Bastante who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46 for the fiscal year closing on December 31, 2016, and Mr. Allemand as alternate auditor for the same period.

The firm Deloitte & Co. S.A. has its domicile at Florida 234, 5th floor (C1005AAF), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 1, Page 3.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2015, 2014 and 2013:

	December 31,
	2015 (1)	2014 (1)	2013 (1)
Main office	2,807	2,551	2,426
Branches	2,977	2,886	2,796
Total	5,784	5,437	5,222

(1)	Excludes 11 employees from non-banking subsidiaries as of December 31, 2015, 2014 and 2013, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2015, 2,038 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

E.	Share Ownership

As of March 31, 2016, Marcelo Gustavo Canestri (Vice Chairman 2º) and Gustavo Osvaldo Fernández (Human Resources Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2015, by each person who, to our knowledge, beneficially own more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2015
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	45.61%
BBV América SL	160,060,144	29.81%
The Bank of New York Mellon (1)	54,979,152	10.24%
Administración Nacional de Seguridad Social	42,439,494	7.90%

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

On July 18, 2013, the BCRA resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders.

Accordingly, our capital stock at December 31, 2015 was 536,877,850 shares and BBVA maintained its equity interest in the Bank at 75.95%.

On January 4, 2012 BBVA Francés was notified of the registration in the Public Registry of Commerce of Madrid of the merger between Bilbao Vizcaya América B.V. and BBV América SL, in its capacity as successor company. The merger has been carried out as part of a corporate reorganization plan of the Group. Also for a description of the merger between BBVA Francés and Inversora Otar S.A. see “Item 4. Information on the Company – A. History and Development of the Company”.

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

As of December 31, 2015, according to our records 12 holders of ordinary shares and 78 registered holders of ADSs (in accordance with the records of BoNY, as depositary for the ADSs) have an address in the United States representing 10.26% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the loans granted, guarantees given and extensions of credit granted (unused portions) to related parties for the three-month period ended March 31, 2016 and for the fiscal years ended December 31, 2015 and 2014. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The loans described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	March 31, 2016					December 31, 2015					December 31, 2014
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	418,099	—	418,099	—	Guarantees given and correspond-dents	291,818	—	193,346	—	Guarantees given and correspond-dents	248,866	—	169,878	—	Guarantees given, other loans and correspondents
BBVA Francés Valores S.A.	60,717	—	60,717	—	Equity investment	41,647	—	41,647	—	Equity investment	32,475	0.12%	25,209	—	Advances, other loans and equity investment
BBVA Francés Asset Management S.A.	177,568	32.73%	177,568	32.73%	Other loans, credit card loans and equity investment	161,496	32.73%	161,496	32.73%	Other loans, credit card loans and equity investment	355,907	—	79,153	32.73%	Other loans, credit card loans, guarantees given and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	11,508	—	11,508	—	Other loans, guarantees given and equity investment	11,512	—	11,507	—	Other loans, guarantees given and equity investment	11,511	—	11,507	—	Other loans, guarantees given and equity investment
PSA Finance	974,138	34.22%	881,759	33.61%	Call money, advances, other loans, guarantees given and equity investment	1,436,185	35.80%	1,093,000	34.94%	Call money, other loans, guarantees given and equity investment	1,431,765	32.49%	1,382,477	35.61%	Call money, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	95,295	85.77%	95,295	85.77%	Advances, credit card loans, other loans and equity investment	85,847	32.12%	74,689	32.73%	Advances, credit card loans, other loans and equity investment	71,056	31.88%	68,427	32.36%	Advances, credit card loans, other loans and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,202,126	33.45%	1,165,525	33.14%	Call money, other loans, guarantees given and equity investment	1,210,106	33.61%	1,209,254	33.55%	Call money, other loans, advances, guarantees given and equity investment	1,251,062	32.32%	978,961	33.97%	Call money, other loans, guarantees given and equity investment

	March 31, 2016					December 31, 2015					December 31, 2014
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Key Management Personnel (3)	17,399	33.00%	16,979	33.00%	Advances, credit card loans, personal loans, other loans and real estate mortgage	17,896	35.00%	17,896	35.00%	Advances, credit card loans, personal loans, other loans and real estate mortgage	16,718	28.50%	15,417	28.50%	Advances, credit card loans, personal loans, other loans and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.

(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.

The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2015, the Bank did not have outstanding any financial assistance from BBVA.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 3. Key information—Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 5485 dated October 4, 2013 of the Central Bank, such distribution must have the prior authorization of the Central Bank and none of the following situations may have occurred during the month immediately preceding the request for authorization made to the Superintendence of Financial and Exchange Institutions:

1.	The Bank falls under the provisions of Articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Entities Law;

2.	The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary provisions), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.	The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendent of Financial and Foreign Exchange Entities) or as regards its average minimum cash requirements in pesos, or foreign currencies or government securities.

5.	The Bank has been imposed sanctions, disqualifications, restrictions, prohibitions or revocations on the last five (5) years by the Central Bank, the Financial Information Unit (UIF), the National Securities Committee (CNV) and /or the National Superintendence of Insurance (SSN) qualified as material sanctions under the applicable laws and regulations; provided, however, that corrective actions may have been implemented by the financial institution to the satisfaction of the Superintendence of Financial and Exchange Institutions, upon prior consultation with the entity imposing such sanction.

Communications “A” 5272 dated February 1, 2012, “A” 5827 dated November 10, 2015 and “A” 5273 of the Central Bank increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements. Because of these new requirements, the Bank was not able to distribute dividends for the 2012 fiscal year.

Moreover, Communication “A” 5694 of the Central Bank sets a new core capital requirement of 1% of assets qualified by risk (APR) for systemic institutions with gradual implementation from 2016 until 2019, however immediately applicable to effects distribution of results.

Additionally, according to Communication “A” 5689 from the Central Bank, dated January 8, 2015, financial institutions must deduct form the possible dividend distribution amount any fine enforced by the Central Bank, the Securities and Exchange Commission and the Financial Unit of Anti Money Laundering.

In accordance with the above mentioned Communications, a dividend distribution for Ps.400,000 was approved by the Shareholders Meeting held on April 7, 2015 subject to the prior authorization by the BCRA for the fiscal year 2014. On February 2, 2016, the Bank was notified of Resolution No. 52 dated January 29, 2016, whereby the Central Bank authorized dividends distribution by the Bank for a total amount Ps.400,000. The Board of Directors decided at the meeting held on March 1, 2016 that the payment of such dividends shall take place as from March 18, 2016.

Based on the Bank’s results of operations for the fiscal year 2015, the Board of Directors resolved to propose a cash dividend payment to the shareholders in the amount of Ps.900 million at the Annual Shareholders’ Meeting. Such payment was approved at the Annual Shareholders’ Meeting held on April 26, 2016 and it is subject to BCRA´s prior authorization.

For a description of the declared dividends that we have paid on our ordinary shares and ADSs for the years 2011 to 2015, see “Item 3. Key Information—Declared Dividends”.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA quoting since 1888. Currently our shares are listed on the BCBA under the ticker FRAN. Since 1993 our shares have also been listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”) under the ticker BFR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBFR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
March, 2016	117.50	96.50
February, 2016	119.00	92.50
January, 2016	93.00	78.50
Fiscal year ended December 31, 2015	122.00	51.80
Fourth quarter	122.00	68.30
December, 2015	105.00	87.00
November, 2015	122.00	100.70
October, 2015	107.50	68.30
Third quarter	82.20	66.10
Second quarter	84.20	63.30
First quarter	93.40	51.80
Fiscal year ended December 31, 2014	64.00	19.40
Fourth quarter	60.50	43.50
Third quarter	64.00	39.90
Second quarter	40.15	28.10
First quarter	27.30	19.40
Fiscal year ended December 31, 2013	27.90	9.65
Fiscal year ended December 31, 2012	11.50	7.00
Fiscal year ended December 31, 2011	16.60	7.60

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High		Low
March, 2016	22	17 /25	19	32 /33
February, 2016	22	43 /50	18	49 /71
January, 2016	20	9 /50	17	3 /10
Fiscal year ended December 31, 2015	24	10 /13	13	2 /25
Fourth quarter	24	10 /13	15	1 /50
December, 2015	21	16 /41	19
November, 2015	24	10 /13	20	81 /89
October, 2015	24	1 /25	15	1 /50
Third quarter	18	17 /27	14	3 /5
Second quarter	21	1 /20	15	16 /41
First quarter	23	7 /20	13	2 /25
Fiscal year ended December 31, 2014	15	13 /50	5	14 /25
Fourth quarter	15	13 /50	9	22 /25
Third quarter	14	1 /50	10	10 /91
Second quarter	11	81 /89	8	2 /3
First quarter	8	27 /73	5	14 /25
Fiscal year ended December 31, 2013	9	3 /20	3	33 /50
Fiscal year ended December 31, 2012	6	44 /83	3	8 /89
Fiscal year ended December 31, 2011	12	19 /50	4	10 /13

(1)	Source: BNY Mellon Depositary.

Trading on the BCBA

There are nine exchanges in Argentina, of which five have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities: BCBA, Rosario, Córdoba, Mendoza and Santa Fe. The oldest and largest of these exchanges is the BCBA, which was founded in 1854. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2015, the shares of 99 Argentine companies, excluding mutual funds, were listed on the BCBA. During the year 2015, the total volume traded on the exchange raised 87% in comparison with the volume of previous year. All publicly offered securities may be traded on authorized securities exchanges and, except for equity securities, in the Argentine over-the-counter market or MAE. See “Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework—Capital Markets”.

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

As of December 31, 2015, the market capitalization of the 99 companies listed on the BCBA was approximately US$336.8 billion. At the same time, the market capitalization of the domestic companies totaled US$74.6 billion.

The following table summarizes certain historical information about the BCBA.

	December 31,
	2015	2014	2013
Market capitalization (US$ billion)	336.8	454.5	514.5
Number of companies listed	99	101	105
Rate of return in dollars (1)	(10)%	21.30%	42.30%
Market/book ratio (2)	1.40	2.07	1.73

(1)	Based on the Merval Index

(2)	Estimated

Source:	BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed Law No. 26,831 (the “Securities Law”), which abrogated Law No. 17,811, enacted in 1968. In July 2013, the Argentine Executive Branch issued implementing Decree 1023/2013, and in September 2013, the Argentine Securities Commission, which is the governmental agency that supervises the securities market (Comisión Nacional de Valores or “CNV”), issued a new set of rules further implementing and administering the requirements of the Securities Law (General Resolution 622/2013 and, together, the “CNV Rules”).

The objectives of the Securities Law are, among others, the promotion of the participation in the securities market of small investors, including retail investors, trade unions, chambers of commerce, professional organizations, and SMEs; the strengthening of the mechanisms to protect and prevent abuses against such investors and the simplification of the mechanisms by which persons trade on the market.

Until the enactment of the Securities Law, the Argentine securities market was regulated by Law No. 17,811. Law No. 17,811 was amended in several occasions. In 2001, Decree No. 677/2001 introduced important changes to address aspects relating to transparency in the public offering regime, such as insider trading and market manipulation. Decree 677/2001 also broadened the supervisory powers of the CNV.

The Securities Law introduced other important amendments, the most important of which are: (i) the end of the Argentine securities market’s self-regulation; (ii) the new categories of licenses for participants in the public offering regime; (iii) the new powers conferred on the CNV; and (iv) the mandatory tender offer rules.

▪	End of Self-Regulation of the Securities Market

The Securities Law brought to an end the self-regulation of the Argentine securities market. Pursuant to Law No. 17,811 and ancillary legislation, in order to trade on a market, broker dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on the BCBA were the shareholders of the Buenos Aires Stock Market (Mercado de Valores de Buenos Aires), the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on Mercado Abierto Electrónico (“MAE”; basically an electronic system to which broker dealers are linked), they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.

The Securities Law expressly provides that stock exchanges and other securities markets may no longer impose as a requirement for membership to be a shareholder of the relevant exchange or market. It also establishes that markets must be organized as public companies (i.e. with listed shares), excluding other types of companies or civil associations.

Moreover, the CNV now directly authorizes, revokes the authorization of, regulates and supervises the securities markets, as well as any individuals and companies that in any manner participate in the public offering of securities. Accordingly, the indirect regulation through SROs is abandoned.

▪	New Licenses for Participants in the Public Offering Regime

The Securities Law sets several types of licenses for persons and companies already engaged, or wishing to engage, in the public offering of securities. Regarding the former, such as stock brokers or MAE broker dealers that already hold a license, the CNV Rules granted until March 2014 for them to choose among the new set of licenses and adjust to the requirements for each of them, with longer periods of time available to comply with certain specific requirements such as mandatory minimum capital requirements.

New types of licenses include the following: Negotiating Agents (Agentes de Negociación–AN), for companies that wish to engage in the primary and secondary offer of securities; Liquidation and Compensation Agents (Agentes de Liquidación y Compensación–ALyC), for companies that, in addition to the primary and secondary offer of securities, wish to participate in the settlement of transactions; Soliciting Agents (Agentes Productores–AP), which allows individuals and companies to solicit clients for referral to either an AN or ALyC; Capital Market Advisors (Agentes Asesores de Mercados de Capitales–AA), for individuals or companies giving advice to the public relating to the capital markets; and Selling Agents (Agentes de Corretaje de Valores Negociables–ACVN), for ANs, ALyCs and other authorized participants to act as intermediaries among sellers and buyers through electronic platforms.

There are also specific licenses to act as central securities depositories Collective Deposit Agents (Agente de Depósito Colectivo–ADC); or perform certain of their related activities Custody and Payment Agents (Agente de Custodia, Registro y Pago–ACRyP).

Regarding rating agencies, the Securities Law introduces the possibility for public universities to act as such, and therefore there are two categories in this area: Rating Agents (Agentes de Calificación de Riesgo–ACR) and Public University Rating Agents (Agentes de Calificación de Riesgo–Universidades Públicas).

Regarding collective investments, including investment funds as well as trusts, the Securities Law maintains a similar scheme of licenses, extending the requirement imposed on other non-banking entities to register with the CNV on banks, to act as financial trustees.

Finally, the Securities Law requires that all employees of registered entities who deal with the public, whether due to the provision of advisory services or any services, must be registered in a special registry to be kept by the CNV (Registry of Competent Agents or Registro de Idóneos), and, among others, complete the training programs mandated by the CNV.

▪	New Powers Conferred on the CNV

The CNV directly regulates, supervises and disciplines individuals and companies that in any manner participate in the public offering of securities. The indirect regulations through SROs are abandoned.

As it was under Law No. 17,811, the CNV authorizes the public offering of securities, and keeps record of companies authorized to publicly offer their securities. Also, the CNV will now keep a registry, and grant, suspend or revoke the authorization to operate, of the markets (which governing rules will also approve), of licensed agents, and of any other persons or companies that because of their activities are under the CNV supervision.

The CNV, in addition to the power it already had of controlling the companies authorized to publicly offer their securities, assumes the power of controlling companies which hold the licenses described in the above section. The CNV must carry on the permanent supervision of such companies, approving any amendments to their by-laws, variations of their capital, and their dissolution and liquidation.

The CNV enforces the Securities Law, with the power to impose sanctions. The CNV may declare acts which are under its supervision null and void, without the need of prior administrative proceedings, when such acts were contrary to the Securities Law. The reviewing courts of the decisions of the CNV will be the administrative law courts instead of the commercial courts.

In carrying out its duties, the CNV may, inter alia, request information, conduct inspections and investigations, request the assistance of law enforcement authorities, and file judicial complaints.

In addition, the Securities Law confers on the CNV the power to appoint supervisors with veto powers over the resolutions adopted by the board of directors of companies under CNV’s supervision (i.e. companies that offer securities publicly) when, as determined by the CNV, the interest of minority shareholders or securities holders are affected; the decisions of the supervisors may only be challenged before the chairman of the board of directors of the CNV. The CNV has also powers to withdraw the board of directors of a company for a period of 180-days, when the above same circumstances occur until the ending of the irregularities; this decision may only be challenged before the Ministry of Economy.

▪	Mandatory Tender Offers Rules

A mandatory tender offer for taking of control of a company is now applicable to all companies admitted to the public offering regime, with no possibility to opt out of the regime.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main regulatory bodies governing BBVA Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institution Law and our by-laws. A copy of our by-laws was filed as an exhibit to our 2014 annual report on Form 20-F.

At our Ordinary and Extraordinary Stockholders’ Meeting held on April 28, 2005, our stockholders voted to amend section 11 of the by-laws in order to comply with Resolution No. 20/04 of the Office of Corporations – Public Registry of Commerce (Inspección General de Justicia), and its amendments. This amendment will require each of our Directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a special domicile within the Argentine Republic. This amendment has been filed with the Public Registry of Commerce, which was approved as of the filing of this annual report, on December 12, 2005, under Number 16,335, Book 30.

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

At the Ordinary and Extraordinary Stockholders´ Meeting held on March 26, 2012, our shareholders agreed and authorized to amend section 10 of the corporate by-laws and included a transitional provision to allow the appointment of Directors for a less-than-three-year period, so that the appointment or renewal of their mandates is always carried out at least by three candidates, therefore ensuring the rights of minority shareholders to exercise their cumulative votes. The amendments were registered with the Public Registry of Commerce on October 19, 2012, under Number 15.848, Book 61.

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2014, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to comply with the Capital Market Law. This amendment was registered before the Office of Corporations – Public Registry of Commerce (IGJ) on September 18th, 2014 under No. 17995, book 70. A copy of our by-laws was filed as an exhibit to our 2014 annual report on Form 20-F.

Nothing has changed since the Shareholders’ Meeting held on April 10, 2014.

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

Communications “A” 5272 and “A” 5827 of the Central Bank dated February 1, 2012, increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements.

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

On December 16, 2015, the Ministry of Economy and Public Finances issued Resolution No. 3/2015 (published in the Official Gazette on December 18, 2015) amending Decree No. 616/2005. Pursuant to such resolution, the mandatory waiting period is reduced from 365 to 120 calendar days and the mandatory deposit is reduced to zero percent.

Accompanying this resolution, the Central Bank issued new foreign exchange regulations on December 27, 2015 Communications “A” 5850, 5852 and continuing with Communications “A” 5861, 5890, 5899 and supplementary, under which structural changes were made to the current foreign exchange regime, easing the access to the foreign exchange market.

Cross Border Transfers of Funds, Foreign Debts

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization. Currently, due to the changes introduced by the Central Bank, there are two regimes depending on the date of disbursement or renewal of the financial indebtedness granted to local companies (with the exception of financial institutions)

If the financial indebtedness was granted or renewed before December 17, 2015 the existing 365-calendar day period will apply. For indebtedness incurred after December 17, 2015 (“New Indebtedness”) the minimum waiting period was reduced from 365 to 120 calendar days (counted as from the date on which the funds are transferred to Argentina).

In addition, Argentine residents are allowed to access the foreign exchange market to prepay, totally or partially, principal corresponding to foreign financial indebtedness the proceeds of which was settled in the foreign exchange market as from December 17, 2015, and subject to compliance with the minimum waiting period.

New Indebtedness is no longer subject to the mandatory inflow and settlement through the foreign exchange market. However, evidence of such settlement and registration will be required in order to be granted access to the foreign exchange market for the payment of principal and interest services.

Regulations Regarding Exports, Imports, and Services.

Regarding exports, the Central Bank relaxed in 2016 certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre– export financings, establishing that the obligation to transfer from abroad to Argentina that foreign currency obtained, will remain in force but only taking into account the calendar days depending and fixed on the product being exported.

The 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) has been eliminated since December 2015.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. Imports of goods debts pending of payment as of December 17, 2015, however, may be repaid through the local foreign exchange market in accordance to applicable rules, in the following cases:

(i)	debts of federal and local governments, entities controlled by the public sector;

(ii)	debts secured by letters of credit or the like issued or granted by local financial entities until December 16, 2015; and

(iii)	debts incurred with International Agencies or Official Credit Agencies and/or guarantee by them.

The remaining debts from imports of goods may be repaid through the local foreign exchange market provided that applicable rules are complied with, and subject to the following schedule:

(i)	Until December 31, 2015, the amount of foreign currency purchased for this purpose could not exceed the equivalent of US$2,000,000.

(ii)	From January 2016 to May 2016, the amount of foreign currency purchased for this purpose may not exceed the equivalent of US$ 4,500,000 per calendar month.

(iii)	From June 2016, without any limits.

The AFIP Regulation 3252 published on January 5, 2012 which set forth that importers must file an import prior sworn statement has been eliminated and in replacement it was created the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”, which establishes an obligation for importers to submit certain information electronically through the SIMI application.

Finally, the regulation states that the term to prove the customs registry of goods or to proceed on the settlement of the foreign currency funds associated with the return of the payment is unified in 365 calendar days from the date of access to the foreign exchange market. In the event of delays in customs registration, due to reasons beyond the importer’s control, the financial institutions involved may grant an extension of the deadlines set out above, that in any case should exceed 540 calendar days from the date of access to the foreign exchange market. If, at the expiration of the aforementioned deadlines, these causes of delay persist, the importer may request the Central Bank for an extension.

Regarding the payment of services, the access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without any limits and without the Central Bank’s prior authorization.

Debts for rendered and /or accrued services until December 16, 2015 may be repaid through the local foreign exchange process provided that applicable rules are complied with ( Communication “A” 5295 (and amendments) and subject to the following schedule:

(i)	From January 2016, the amount of foreign currency purchased for this purpose may not exceed the equivalent of USD 2,000,000.

(ii)	From March 2016 to May 2016, the amount of foreign currency purchased for this purpose may not exceed the equivalent of USD 4,000,000 per calendar month.

(iii)	From June 2016, without any limits

Purchase of Foreign Currency

A.	Local individuals and companies

Communication “A” 5850 and Resolution No. 3,821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents – local individuals and companies - for investment purposes (a practice commonly referred to as atesoramiento) and travel and tourism and family assistance.

Therefore, the request and registration for the purchase of foreign currency under the “Exchange Transactions Consulting Program” of the Argentine Administration of Public Revenues (AFIP) has been rendered without effect since December 17, 2015 and the AFIP’s prior approval is no longer required for the purchase of foreign currency.

The regime currently applicable is characterized by the following:

▪	External assets may only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that are not authorized to trade on the foreign exchange market, assets (patrimonios), and other entities incorporated in Argentina and local government agencies.

▪	Access to the local foreign exchange market without requiring prior Central Bank approval is allowed for all of the following: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine individuals abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of foreign currency bills to be held in Argentina, donations complying certain conditions, as well as purchase of traveler checks.

▪	The total amount of foreign currency purchased for all the above mentioned items cannot exceed US$2,000,000 per calendar month in the aggregate, in all the institutions authorized to trade in the foreign exchange market. However, access to the foreign exchange market over the monthly limit of US$2,000,000 is allowed when the funds acquired are applied simultaneously to cancel debts with residents for the acquisition of real estate in the country by deposit or transfer to the seller’s foreign currency local account.

▪	For purchases of foreign currency bills for the aforementioned items that exceed the equivalent of US$500 per calendar month in all the entities authorized to trade on the foreign exchange market, the transaction must be made through (a) a debit from a client’s account at a local financial institution, or (b) transfer of funds via MEP to the intervening institution from the client’s account or (c) by check. For the purchases for US$500 or less per calendar month, the use of cash is admitted.

▪	In the case of foreign currency sales to Argentine residents for portfolio investments abroad, the transfer has to be made directly to the bank account of such Argentine resident, which must be located at foreign banks or financial institutions that regularly conduct investment banking activities, which are not incorporated in countries or territories considered not to be cooperative for purposes of fiscal transparency in terms of the provisions of Section 1 of the Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the Recommendations of the Financial Action Task Force. For these purposes, countries or territories considered to be uncooperative are the countries or territories identified by the Financial Action Task Force (www.fatf-gafi.org).

▪	Argentine residents that as of December 17, 2015 register sales of foreign assets of their own in the foreign exchange market will not be subject to the US$2,000,000 million threshold to purchase foreign currency up to the amount sold on the foreign exchange market. However, any amount in excess of this may only be used for investments abroad, when the foreign currency coming from abroad has been sold on the foreign exchange market.

▪	The proceeds of the sale of foreign currency by Argentine residents in the foreign exchange market for all the items must be credited in a checking or savings bank account in pesos in a local financial institution in the client’s name provided that such proceeds exceed US$2,500 per calendar month.

▪	Regarding the collection for services provided to non-Argentine residents and/or resulting from the sale of non-produced non-financial assets exempted from mandatory sale in the foreign exchange market.

Argentine residents that receive funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non- financial assets may receive those funds in a local foreign currency account without exchanging it for Argentine Pesos in the foreign exchange market, provided that the following requirements are met:

▪	The transfer is made within the applicable deadline.

▪	The transfer does not exceed the monthly limit of US$2,000,000 set forth for the purchase of external assets by Argentine residents for investment purposes (a practice commonly referred to as “atesoramiento”).

▪	The inflow of funds under this alternative will imply a reduction in the same amount for the purchase of external assets by Argentine residents referred to in b. above.

B.	Non-residents

The applicable regime to non-residents depends on whether it relates to portfolio investments or direct investments as described below.

▪	Portfolio Investments: For new portfolio investment or portfolio investments constituted before December 17, 2015 by non-Argentine residents which are transferred and sold in the foreign exchange market as from December 17, 2015, non-Argentine residents will have access to the foreign exchange market to repatriate their investment without requiring prior approval from the Central Bank, but local financial institutions must certify the date and the amount of the foreign currency funds transferred to Argentina through the foreign exchange market, as well as compliance with the minimum holding period of 120 calendar days. The monthly limit of US$500,000 stated for the repatriation of portfolio investments of non-Argentine residents is no longer required.

▪	Direct Investments: For new direct investments or direct investments constituted before December 17, 2015, non-residents will have access to the foreign exchange market to repatriate them without requiring prior approval of the BCRA, the requirement that the foreign investor must provide evidence of the transfer of the funds to Argentina through the foreign exchange market, and the minimum holding period of 365 calendar days. In cases of repatriation of capital reductions or irrevocable contributions, there were established some requirements to comply with.

Transfer of Dividends

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

Additional relevant exchange changes

▪	Foreign currency can be withdrawn from foreign ATMs with Argentine debit cards, and such amounts will be debited from the local account in Argentine pesos of the cardholder.

▪	Local financial entities may purchase and sale notes for their own portfolio or for repo operations, may do primary placement of notes issued by the Argentine government or by the BCRA and transactions carried out with notes listed in authorized markets, provided that certain requirements are complied with when accessing the foreign exchange market.

▪	Foreign exchange brokers are allowed to exchange foreign currencies with its clients without prior conversion of such foreign currency to Argentine Pesos provided that certain requirements are complied with.

E.	Taxation

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

On September 23, 2013, Law No. 26,893 was published, which imposes a 10% withholding tax on dividends, in cash or in kind, that Argentine companies distribute to Argentine individuals as well as foreign individuals and entities. The law describes the 10% withholding tax as a “sole and definitive” payment.

For purposes of Law No. 26,893, distributions are considered made when paid, made available to the shareholder, credited to the account of the shareholder, or, with the authorization or express or implied agreement of the shareholder, reinvested, accumulated, capitalized, placed in reserve or in a sinking fund or insurance, or disposed of in another form.

The 10% withholding tax will apply in addition to any equalization tax payable. Specifically, the 10% rate is imposed on the excess of the amount of the distribution over the amount of any equalization tax withheld, and will be withheld in conjunction with any such equalization tax.

Law No. 26,893 became effective as of September 23, 2013 and applies to taxable events on or after that date.

Taxation of Capital Gains

Prior to the enactment of Law No. 26,893, capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or ordinary shares of Argentine issuers listed on a local or foreign stock exchange were not subject to Argentine income tax. Law No. 26,893 now imposes a 15% tax on capital gains derived by both Argentine residents and non-resident individuals and entities from the sale, exchange or other disposition of shares, quotas, bonds or “other securities” of Argentine issuers. The relevant regulations define “other securities” as those securities issued or grouped in a series that can be traded on stock exchanges.

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

The new law provides an exemption from the 15% tax for gain realized by Argentine individuals and undivided estates from the sale of publicly traded shares, quotas, bonds and other securities. Applicable regulations (Decree No. 2,334/13) limit the application of this exemption to securities that are traded on exchanges or markets authorized by the CNV.

As noted above, several aspects of Law No. 26,839 are unclear and there is currently no administrative or judicial interpretation of the law. Investors in ADSs or ordinary shares should consult their own tax advisers regarding the application of this new law.

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

In May 2015, BBVA Francés paid Ps46,403,894.48to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2014.

In 2016, the Bank expects to make payments on account of its shareholders in connection of personal property tax due with respect to assets held as of December 31, 2015. The tax may be withheld from future dividends.

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

The following summary describes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders (as described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers and traders in securities who use a mark-to-market method of tax accounting;

▪	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or the ordinary shares;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

▪	persons that own or are deemed to own ten percent or more of our voting stock;

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

▪	persons holding shares in connection with a trade or business conducted outside of the United States

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2015. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than

25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Trading Portfolio Activities

Market Risk

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:

▪	Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products and traditional interest rate derivatives (swaps), practically all the financial products are exposed to interest rate movements due to the effect that such movements have on the valuation.

▪	Exchange-rate risk: This is caused by the movements in the different currencies exchange rates in which a position is held. This risk is generated in spot currency positions and in any derivative product whose underlying asset is an exchange rate. In addition, the operations where the underlying asset and the instrument itself are denominated in different currencies an exchange-rate risk is generated that has to be measured and monitored.

Our market risk unit applies the criteria, policies and procedures defined by the Board, following up and monitoring its correct application, as well as proposing the necessary actions to maintain the quality of the risk within the defined objectives.

We consider that the metrics used to control and monitor market risk at BBVA Francés are aligned with the best practices in the market.

In order to manage the market risk, BBVA Francés uses a parametric Value at Risk (“VaR”) model. This is the basic measure to control risks as it estimates the maximum loss, within a given confidence interval, in the fair or market value of a certain instrument or portfolio during a determined horizon.

At BBVA Francés, the VaR is calculated within a confidence interval of 99% and one day horizon. Volatilities are calculated using a historical period of two years (504 observations). This statistic is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of prices fluctuations.

Market risks management focuses on the Bank’s Global Market (“GM”) trading portfolio. This portfolio includes:

▪	Fixed income securities (Argentine sovereign bonds, Central Bank bills and corporate bonds),

▪	Spot currency positions, and

▪	Derivatives products (FX futures and forwards, interest rate swaps).

The monitoring and control of the market risks is conducted under a scheme of limits in terms of Economic Capital (CeR), VaR, Stress, and monthly and annual Stop Loss. This scheme is presented and proposed by the market risk unit and approved every year by the Risk Management Committee and the Board.

Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.

During 2015 the market risk was moderated. Towards the end of the year, currency devaluation generated an increase of volatility that caused VaR to reach the maximum level of year.

The VaR fluctuated from a lower of Ps 3.77 million as of December 31, 2015 to a higher of Ps.61,85 million as of December 17, 2015. The average VaR for the year was Ps.11,99 million. The interest risk measured by VaR averaged Ps.8,37 million and we observe an exchange risk VaR average of Ps.6,58 million during 2015.

The graphs below show the evolution of market risk measured by total VaR and categorized by the type of risk (interest risk and exchange-rate risk) during 2015:

The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2015	2014	2013
Average	11.99	7.40	2.77
Minimum	3.77	1.74	1.13
Maximum	61.85	22.26	5.72
Dec. 31	3.77	6.93	4.90

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2015	2014	2013
Average	8.37	4.07	1.36
Minimum	0.39	0.11	0.28
Maximum	16.28	7.44	5.68
Dec. 31	0.78	6.32	0.28

Exchange-rate Risk	2015	2014	2013
Average	6.58	5.92	2.24
Minimum	0.00	0.25	0.28
Maximum	61.83	22.18	5.08
Dec. 31	3.69	3.47	4.89

Validation of the model

The market risk model is periodically validated through back testing analysis. The aim of these tests is to determine the quality and precision of the model used to calculate the daily maximum loss of a portfolio, with a 99% of confidence interval and temporal horizon of 250 days, by comparing the trading portfolio results and the risk measurements calculated by the model. These tests have periodically proved that the market risk model is adequate and precise.

Stress test analysis

The scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until today), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time. As it makes a high number of simulations (10,000) it can analyze the expected shortfall with further information than that available in the scenarios included in the VaR calculation.

Valuation

The Market Risk unit performs prudent valuation at market prices of fixed income instruments and derivatives. Automatic systems are used for daily capture and dissemination of prices and market variables that have an impact on the Bank´s portfolio and client’s holdings in custody.

For price determination, the use of market information is prioritized. If not possible, pricing though internal models are performed. For instance, fixed income securities in the trading portfolio are priced with the discounted cash flow model using market yield curves.

Derivatives Credit Risk

The Market Risk unit is responsible for monitoring and control derivatives credit risks. This risk depends on:

▪	the potential risk, that is an estimation of the maximum expected increase of market value for a given level of trust due to future fluctuations on prices until the operation due date, and

▪	the market value of the operation defined as the difference between agreed price and current market price (mark to market). This market value can be positive or negative depending on which part poses the risk.

Interest Rate Risk

The discussion that follows relates to interest risk in 2015 and bears no relation to our current or future interest rate risk.

Interest rate sensitivity is the relationship between market interest rates and net portfolio value, on one hand, and net interest income on the other, due to the repricing of assets and liabilities. Our interest rate sensitivity analysis measures the sensitivity of the net portfolio value and net interest income to parallel changes in interest rates and to changes in the yield curve.

For the purpose of calculating net present value, when the rate of interest is fixed, future cash flows of financial assets and liabilities are calculated on a contractual basis. When the interest rate is variable, cash flows are included that have a maturity during the repricing interval. Such amounts are added to the remaining balance of the asset or the liability at the end of the interval.

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year immediately following the fiscal year ended December 31, 2015.

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

The following chart includes adjusted assets and liabilities in the 0-3 months interval. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

December 31, 2015
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	24,010.3	(4.06)%	11,255.5	5.26%	(536.9)	15.27%
0	25,026.1	0.00%	10,692.8	0.00%	(465.8)	0.00%
(500)	26,154.5	4.51%	10,111.5	(5.44)%	(392.3)	(15.79)%

Based on our position at December 31, 2015, and assuming a hypothetical, immediate 500 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities as of January 1, 2016, net portfolio value would be reduced by Ps.1015.8 million and net interest income over 2016 would be increased by approximately Ps.562.8 million.

Foreign Exchange Risk

As of December 31, 2015, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the effect on net income of a 10% variation in the value of the Peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2015	Effect on net income based on our position as of December 31, 2014
(in millions of pesos, except percentages)
10%	(224)	(175)
(10)%	224	175

For a description of the changes in the exchange rates, see “Item 3. Key Information—Exchange Rates”.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

Non-trading Portfolio Activities

None.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Fees and charges for holders of American Depositary Receipts

The depositary for our American Depositary Receipts (“ADRs”) is the Bank of New York Mellon (“BoNY”).

Holders of our ADRs are generally expected to pay fees to BoNY according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

▪  Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

▪  Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$5.00 (or less) per 100 ADRs (or portion thereof)	▪ Any cash distribution made pursuant to the deposit agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	▪ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
US$0.05 (or less) per ADRs per calendar year	▪ Depositary services
Registration or transfer fees	▪ Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	▪ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Persons depositing or withdrawing shares must pay:	For:
▪ Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	▪ As necessary

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2015, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2015, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2015 of the Bank, and our report dated April 26, 2016 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding to the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) as they vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.A.

Buenos Aires – Argentina

April 26, 2016

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

The Code of Conduct is accessible via BBVA Francés’ corporate website at: https://www.bbvafrances.com.ar/fbin/mult/Codigo-de-conducta_tcm1303-538711.pdf. The information found at this website is not incorporated by reference into this annual report.

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

BBVA Banco Francés S.A.
Attention: Investor Relations Department
Reconquista 40
C1003ABB Buenos Aires
Republic of Argentina

Telephone number: (54 11) 4341 5036

e-mail address: v.bories@bbva.com

cecilia.acuna@bbva.com

During fiscal year 2015, we amended the Code of Conduct to adapt it to the best practices and regulatory requirements.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2015.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2015 and 2014:

	2015	2014
	(in millions of pesos)
Audit fees	19.89	12.23
Audit-related fees	—	—
Tax fees	—	0.95
All other fees	—	—
Total fees	19.89	13.18

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

The Audit Committee (I) has approved policies and procedures for pre-approving all non-audit work that would be performed by Deloitte & Co. S.A. Specifically, the policies and procedures prohibit Deloitte & Co. S.A. from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee (I). All of the services provided by Deloitte & Co. S.A. in 2015 were approved by the Audit Committee (I) pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2015 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board for their information. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

BBVA Francés’ corporate governance practices are governed by the applicable Argentine law (particularly, the General Companies Law, Law No. 26,831 and the standards of the CNV), as well as by its by-laws. BBVA Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

On the other hand, the CNV passed in May 2012 General Resolution No. 606/12 (“GR 606/12”) providing for the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (“Código de Gobierno Societario”, hereinafter the “CGS”) in accordance with Communication “A” 5106 of the Central Bank and GR 606/12 from CNV.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. As of May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I and II). Currently, the Board is composed of six independent directors.

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

To qualify as an “independent” or “non-independent” director, CNV standards are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to the Bank, and to its controlling shareholders or to shareholders with material holdings (15% or more), and that, for any person to be appointed as an independent director, such person must not perform executive functions within the Bank. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent”.

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

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers shall have this audit committee in place prior to July 31, 2005. Law No. 26,831 and CNV’s standards require BBVA Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of BBVA Francés currently complies with the standards of Law No. 26,831.

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

Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Argentine law or BBVA Francés’ by-laws.

Under NYSE Section 303A.07(a), all members of the audit committee are required to be “independent”. In accordance with Law No. 26,831, a majority of the members of Audit Committee (II) are “independent”.

Under NYSE Section 303A.07(b), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as set forth in NYSE Section 303A.7(b) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Law No. 26,831 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

NYSE Sections 303A.07(b)(iii) A), (B) and (C) establish the duties and responsibilities of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Francés’ by-laws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(b)(iii)(G) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Francés’ by-laws.

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

Law No. 26,831 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, rules for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Law No. 26,831 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV’s website.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

(*) Incorporated by reference to the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 10, 2015.

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

Date: April 26, 2016

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

Report of Independent Registered

PUBLIC ACCOUNTING Firm

To the President and Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2015 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2015 and 2014 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2015, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2016 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.A.

Buenos Aires – Argentina

April 26, 2016

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2015	2014
ASSETS
CASH AND DUE FROM BANKS	27,970,286	12,560,154
Cash	5,067,290	2,857,676
Due from banks and correspondents	22,902,996	9,702,478
Argentine Central Bank (BCRA)	22,584,758	9,350,350
Other local	2,532	1,196
Foreign	315,706	350,932
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	14,422,191	11,633,489
Holdings booked at fair value	3,223,178	2,942,473
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	11,086,580	8,630,056
Investments in listed private securities	112,481	60,997
Less: Allowances	212	201
LOANS	56,563,321	41,442,840
To governmental sector	66,799	54,459
To financial sector	1,743,165	1,127,116
Inter-financial – (Calls granted)	184,500	30,000
Other financing to local financial institutions	1,340,586	880,437
Interest and listed-price differences accrued and pending of collection	218,079	216,679
To non-financial private sector and residents abroad:	55,859,298	41,199,059
Overdraft	6,739,426	6,861,786
Discounted instruments	9,559,666	6,035,048
Real estate mortgage	2,122,955	1,466,346
Collateral loans	4,567,505	3,695,487
Consumer	7,343,933	6,091,937
Credit cards	18,322,958	11,465,609
Other	6,510,536	5,025,304
Interest and listed-price differences accrued and pending of collection	908,684	691,454
Less: Interest documented together with main obligation	216,365	133,912
Less: Allowances	1,105,941	937,794
Carried forward	98,955,798	65,636,483

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2015	2014
Brought forward	98,955,798	65,636,483
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	3,728,874	2,612,371
Argentine Central Bank (BCRA)	926,177	384,930
Amounts receivable for spot and forward sales to be settled	1,108,744	1,405,562
Instruments to be received for spot and forward purchases to be settled	1,117,655	312,684
Unlisted corporate bonds	200,894	48,653
Non-deliverable forward transactions balances to be settled	33,150	139,149
Other receivables not covered by debtor classification regulations	—	14,873
Other receivables covered by debtor classification regulations	349,651	311,787
Less: Allowances	7,397	5,267
RECEIVABLES FROM FINANCIAL LEASES	2,407,451	2,073,242
Receivables from financial leases	2,407,614	2,075,497
Interest accrued pending of collection	29,661	27,585
Less: Allowances	29,824	29,840
INVESTMENTS IN OTHER COMPANIES	353,377	322,990
In Financial institutions (Note 6.b)	250,115	256,247
Other (Note 6.b)	103,267	66,743
Less: Allowances	5	—
OTHER RECEIVABLES	2,377,109	1,372,414
Other (Note 6.c)	2,750,501	1,696,426
Other interest accrued and pending collection	671	744
Less: Allowances	374,063	324,756
PREMISES AND EQUIPMENT	1,107,173	929,760
OTHER ASSETS (Note 24.7.2)	1,561,899	1,187,961
INTANGIBLE ASSETS	236,861	144,672
Organization and development expenses	236,861	144,672
SUSPENSE ITEMS	7,656	8,563
OTHER SUBSIDIARIES’ ASSETS (Note 6.d)	—	450
TOTAL ASSETS	110,736,198	74,288,906

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2015	2014
LIABILITIES
DEPOSITS	76,864,493	51,442,877
Governmental sector	3,116,576	1,017,837
Financial sector	94,643	77,482
Non-financial private sector and residents abroad:	73,653,274	50,347,558
Checking accounts	18,187,331	14,614,559
Savings deposits	22,451,097	14,995,902
Time deposits	31,194,298	19,303,430
Investments accounts	34,807	483
Other	1,271,170	1,129,571
Interest and listed—price differences accrued payable	514,571	303,613
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	15,032,048	8,617,533
Argentine Central Bank — Other	49,042	73,110
Banks and International Institutions	1,386,931	406,031
Non — subordinated corporate bonds	1,834,024	1,868,434
Amounts payable for spot and forward purchases to be settled	1,112,631	312,751
Instruments to be delivered for spot and forward sales to be settled	1,237,890	1,457,098
Financing received from Argentine financial institutions	398,008	124,424
Inter-financial - (Calls received)	43,000	49
Other financing from local financial institutions	354,845	124,375
Interest accrued payable	163	—
Non-deliverable forward transactions balances to be settled	1,116,953	408
Other (Note 6.e)	7,747,766	4,278,335
Interest and listed—Price differences accrued payable	148,803	96,942
OTHER LIABILITIES	3,706,604	2,771,843
Dividends payable	473,991	—
Fees payable	185	122
Other (Note 6.f)	3,232,428	2,771,721
ALLOWANCES	1,032,010	818,092
SUSPENSE ITEMS	46,544	30,290
OTHER SUBSIDIARIES’ LIABILITIES (Note 6.g)	—	337
TOTAL LIABILITIES	96,681,699	63,680,972
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	338,136	276,058
STOCKHOLDERS’ EQUITY	13,716,363	10,331,876
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	110,736,198	74,288,906

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2015	2014
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	20,544,686	15,477,117
Guarantees received	18,986,357	13,726,776
Contra contingent debit accounts	1,558,329	1,750,341
Control	120,196,612	122,339,803
Receivables classified as non-recoverable	709,948	539,719
Other (Note 6.h)	116,961,972	120,436,826
Contra control debit accounts	2,524,692	1,363,258
Derivatives	12,683,860	6,903,425
“Notional” amount of non-deliverable forward transactions	5,876,854	2,984,388
Interest rate SWAP	963,368	1,003,244
Contra derivatives debit accounts	5,843,638	2,915,793
For trustee activities	—	6,605
Funds in trust	—	6,605
TOTAL	153,425,158	144,726,950
CREDIT ACCOUNTS
Contingent	20,544,686	15,477,117
Credit lines granted (unused portion) covered by debtor classification regulations	327,251	640,198
Guarantees provided to the BCRA	102,603	223,973
Other guarantees given covered by debtor classification regulations	342,972	384,982
Other guarantees given non-covered by debtor classification regulations	273,808	210,453
Other covered by debtor classification regulations	511,695	290,735
Contra contingent credit accounts	18,986,357	13,726,776
Control	120,196,612	122,339,803
Items to be credited	1,369,765	965,725
Other	1,154,927	397,533
Contra control credit accounts	117,671,920	120,976,545
Derivatives	12,683,860	6,903,425
“Notional” amount of non-deliverable forward transactions	5,843,638	2,915,793
Contra derivatives credit accounts	6,840,222	3,987,632
For trustee activities	—	6,605
Contra credit accounts for trustee activities	—	6,605
TOTAL	153,425,158	144,726,950

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2015	2014	2013
FINANCIAL INCOME	16,564,779	13,276,999	8,243,409
Interest cash and due from banks	—	—	54
Interest on loans to the financial sector	323,153	350,991	282,006
Interest on overdraft	2,195,640	2,058,145	1,263,611
Interest on discounted instruments	1,440,128	1,237,654	786,773
Interest on real estate mortgage	323,896	233,929	164,783
Interest on collateral loans	947,891	808,053	600,793
Interest on credit card loans	2,817,236	1,971,800	995,086
Interest on other loans	3,268,535	2,754,209	2,202,956
Interest on other receivables from financial transactions	246	3,839	40,771
Interest on financial leases	410,217	335,744	239,853
Income from Federal Government secured loans—Decree No. 1387/01	15,680	16,454	8,840
Net income from governmental and private securities	3,556,527	1,689,065	352,223
Indexation by Benchmark Stabilization Coefficient (CER)	188,906	307,143	133,323
Gold and foreign currency exchange difference	382,871	856,129	590,982
Other	693,853	653,844	581,355
FINANCIAL EXPENSES	7,121,001	5,660,119	3,253,810
Interest on savings deposits	22,682	18,695	14,772
Interest on time deposits	5,162,162	4,165,948	2,372,658
Interest on inter-financial financing - (Calls received)	26,617	18,323	8,495
Interest on other financing from financial institutions	63,430	73,674	96,359
Interest on other liabilities from financial transactions	484,009	443,200	171,607
Other interest	6,198	8,164	7,611
Indexation by CER	61	155	104
Contribution to the deposit guarantee fund	392,417	122,026	62,932
Other	963,425	809,934	519,272
GROSS INTERMEDIATION MARGIN—GAIN	9,443,778	7,616,880	4,989,599
ALLOWANCES FOR DOUBTFUL LOANS	637,017	574,663	453,264
SERVICE CHARGE INCOME	6,095,836	4,678,533	3,453,850
Related to lending transactions	2,664,491	2,076,200	1,470,082
Related to liability transactions	1,992,077	1,497,715	1,132,941
Other commissions	308,837	195,513	125,000
Other	1,130,431	909,105	725,827
Carried forward	14,902,597	11,720,750	7,990,185

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2015	2014	2013
Brought forward	14,902,597	11,720,750	7,990,185
SERVICE CHARGE EXPENSE	2,420,780	1,329,085	955,329
Commissions	1,825,973	872,368	615,635
Other (Note 6.i)	594,807	456,717	339,694
OPERATING EXPENSES	6,595,146	5,607,097	3,900,469
Payroll expenses	3,757,320	3,214,632	2,209,640
Fees to Bank Directors and Supervisory Committee	6,261	5,098	3,796
Other professional fees	105,008	71,760	63,618
Advertising and publicity	241,686	232,988	172,307
Taxes	676,716	493,795	332,455
Fixed assets depreciation	199,367	139,236	100,766
Organizational expenses amortization	66,809	58,355	48,997
Other operating expenses	912,253	749,196	551,798
Other	629,726	642,037	417,092
NET GAIN FROM FINANCIAL TRANSACTIONS	5,886,671	4,784,568	3,134,387
RESULTS ON MINORITY INTEREST IN SUBSIDIARIES	(136,071)	(103,663)	(54,414)
OTHER INCOME	611,171	531,267	361,531
Income from long-term investments	192,666	193,304	96,686
Punitive interests	32,320	27,232	15,000
Loans recovered and reversals of allowances	151,733	141,073	136,116
Other (Note 6.j)	234,452	169,658	113,729
OTHER EXPENSES	526,814	336,952	295,800
Punitive interests and charges paid to BCRA	32	22	32
Charge for uncollectibility of other receivables and other allowances	352,957	236,826	166,288
Amortization of difference arising from judicial resolutions	6,615	15,496	40,472
Depreciation and losses from miscellaneous assets	1,566	926	395
Other (Note 6.k)	165,644	83,682	88,613
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	5,834,957	4,875,220	3,145,704
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,050,470	1,670,724	1,121,460
NET INCOME FOR THE FISCAL YEAR	3,784,487	3,204,496	2,024,244
NET INCOME PER ORDINARY SHARE (1) (2)	7.05	5.97	3.77

(1)	See Note 24.13.
(2)	Stated in pesos.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2015	2014	2013
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	12,951,964 (1)	13,603,620 (1)	9,048,450
Cash and its equivalents at the end of the fiscal year	28,363,286 (1)	12,951,964 (1)	13,603,620 (1)
Net increase / (decrease) in cash and its equivalents	15,411,322	(651,656)	4,555,170

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	767,825	(6,600,365)	1,007,557
- Loans	(2,748,992)	5,820,286	(302,666)
to financial sector	(614,149)	516,909	(77,548)
to non-financial public sector	(67)	14	186
to non-financial private sector and residents abroad	(2,134,776)	5,303,363	(225,304)
- Other receivables from financial transactions	(629,460)	(15,304)	(80,137)
- Receivables from financial leases	(334,209)	(295,464)	(667,544)
- Deposits	18,836,465	2,469,699	6,571,906
to financial sector	17,161	31,521	27,174
to non-financial public sector	2,100,601	(1,756,911)	654,084
to non-financial private sector and residents abroad	16,718,703	4,195,089	5,890,648
- Other liabilities from financial transactions	4,704,077	1,628,520	738,160
Financing from financial or inter-financial sector (calls received)	42,951	49	(20,000)
Others (except liabilities included in Financing Activities)	4,661,126	1,628,471	758,160
Collections related to service charge income	6,117,192	4,639,429	3,438,856
Payments related to service charge expense	(2,423,411)	(1,327,357)	(953,954)
Operating expenses paid	(6,185,266)	(5,266,274)	(3,657,538)
Organizational and development expenses paid	(84,461)	(39,734)	(46,985)
Net collections from punitive interest	29,888	24,678	13,388
Differences from judicial resolutions paid	(6,615)	(15,496)	(40,472)
Collections of dividends from other companies	49,915	54,776	33,692
Other collections related to other income and expenses	406,214	407,035	208,428
Net cash flows provided by operating activities	18,499,162	1,484,429	6,262,691

Investment activities
Net payments from premises and equipment	(282,772)	(300,367)	(185,537)
Net payments from other assets	(529,305)	(621,807)	(626,540)
Other payments from investment activities	(1,134,776)	(520,598)	(350,362)
Net cash flows used in investment activities	(1,946,853)	(1,442,772)	(1,162,439)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2015	2014	2013
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	(34,410)	677,673	540,768
- BCRA	(23,885)	(20,477)	41,482
Others	(23,885)	(20,477)	41,482
- Banks and international agencies	980,900	299,853	(156,592)
- Financing received from local financial institutions	230,470	(301,863)	101,583
Dividends paid in cash	—	(28,800)	—
Other payments from financing activities	(2,294,062)	(1,319,699)	(1,072,377)
Net cash flows used in financing activities	(1,140,987)	(693,313)	(545,136)

Financial results and results from holdings of cash and its equivalents (including interest)	—	—	54

Net increase / (decrease) in cash and its equivalents	15,411,322	(651,656)	4,555,170

(1)	See Note 3.4.20.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2015, 2014 and 2013 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 24.6).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2015, 2014 and 2013, taxes paid amounted to 4,290,652, 2,875,801 and 2,118,679, respectively. At such dates, interest-paid amounted to 5,939,645, 5,037,397 and 2,827,236, respectively.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unappropriated earnings	Total

Balances at December 31, 2012	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936
Decisions of Stockholders’ Meeting of April 9, 2013:
- Legal Reserve	—	—	—	252,736	—	(252,736)	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,010,943	(1,010,943)	—
Net income for the fiscal year	—	—	—	—	—	2,024,244	2,024,244
Balances at December 31, 2013	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244	7,156,180
Decisions of Stockholders’ Meeting of April 10, 2014:
- Dividends paid in cash	—	—	—	—	—	(28,800)	(28,800)
- Legal Reserve	—	—	—	404,849	—	(404,849)	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,590,595	(1,590,595)	—
Net income for the fiscal year	—	—	—	—	—	3,204,496	3,204,496
Balances at December 31, 2014	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876
Decisions of Stockholders’ Meeting of April 7, 2015:
- Dividends paid in cash (2)	—	—	—	—	—	(400,000)	(400,000)
- Legal Reserve	—	—	—	640,899	—	(640,899)	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,163,597	(2,163,597)	—
Net income for the fiscal year	—	—	—	—	—	3,784,487	3,784,487
Balances at December 31, 2015	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363

(1)	See Note 1.2.
(2)	Authorized by Resolution No 52 January 29, 2016 of the BCRA.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.'s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of the corporate stock of December 31, 2015.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2010:				536,361

03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012	03-27-2014	(2)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés. (see Note 1.4).
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.2.2.	Authorized and issued shares

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

As of December 31, 2015 the capital stock of the Bank consists of 536,877,850 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

1.2.3.	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Consolidated Statement of Changes in Stockholders’ Equity represents:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

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

December 31, 2015 and 2014
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares subscription (value 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 182,511 at December 31, 2015.

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

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

1.6.	Registration with CNV as Settlement and Clearing Agent – Comprehensive and Mutual Fund´s Custodian Agent

The Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2015	2014	2015	2014	2015	2014
BBVA Francés Valores S.A.	Stockbroker	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Fund Manager	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	It has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2015.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	246,841
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	59,023
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	7,304
Prisma Medios de Pagos S.A.	Argentina	10.48%	Credit card issuer	14,206
Sedesa S.A.	Argentina	8.86%	Deposit guarantee fund	93
Coelsa S.A.	Argentina	8.44%	Clearing house	78
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2015, 2014 and 2013, as per the following detail:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2015, 2014 and 2013.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2015, 2014 and 2013.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) has been adjusted for purposes of comparison of the fiscal

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

years of companies consolidating on the basis of the twelve-month periods ended on December 31, 2015, 2014 and 2013.

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

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution No. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau (INDEC)–the National Statistics and Censuses Institute- attains or exceeds 100%. As per the latest information released by the INDEC, inflation accumulated in the period October 31, 2012 to October 31, 2015, measured by the above-mentioned index is 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2015 include comparative information with the Consolidated Financial Statements as of December 31, 2014 and 2013.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2015 and 2014, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

a)	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2015 and 2014. Differences in listed prices were credited/charged to income for each fiscal year.

b)	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2015 and 2014, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

c)	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2015 and 2014. Differences in listed prices were charged to income for each fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2015 and 2014, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2015 and 2014, receivables and payables have been adjusted to the CER as follows:

a)	Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

b)	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

c)	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2015 and 2014.

3.4.5.	Allowance for loans losses and contingent commitments

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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2015 and 2014.

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

The Bank purchases and sells foreign currencies, listed Governmental and other securities on behalf of its customers which settle another day. An asset or liability is recognized for the amount due from or to the customer and a corresponding asset or liability is recognized for the currency or listed securities to be exchanged.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The Bank’s receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market price of such currencies or securities. The amount of such market price differences is recorded in income for the fiscal year.

Forward sales and purchases of securities were valued as follows:

a)	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

b)	Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2015 and 2014, they were valued according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2015 and 2014.

3.4.10.	Receivables from financial leases

As of December 31, 2015 and 2014, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

a)	Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.), Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2015 and 2014 were valued by the equity method at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

d)	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

e)	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

f)	Other: as of December 31, 2015 and 2014 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

3.4.13.	Intangible assets

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

As of December 31, 2015 and 2014, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,441,094 and 1,434,479, respectively.

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

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of December 31, 2015 and 2014, the Bank has estimated this contingency and it has recorded allowances for the total amount.

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

3.4.14.	Derivative transactions

Interest rate swaps and Forward transactions:

(i)	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the fiscal year.

(ii)	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

Repo and Reverse Repo transactions

As of December 31, 2015 and 2014, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

3.4.15.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.16.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2015 and 2014.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

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

3.4.19.	Statements of Operations Accounts

a)	As of December 31, 2015 and 2014, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

b)	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

c)	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in Note 3.2.

3.4.20.	Consolidated Statements of Cash and Cash Equivalents Flows

The Consolidated Statements of Cash and Cash Equivalents Flows as of December 31, 2015, 2014 and 2013 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2015	2014	2013

a) Cash and due from banks	27,970,286	12,559,464	12,880,744

b) Government securities	—	—	115,876

c) Loans to financial sector, call granted maturity date less than three months as from the end of each fiscal year	393,000	392,500	607,000

CASH AND ITS EQUIVALENTS	28,363,286	12,951,964	13,603,620

Items b) and c) are considered to be cash equivalents under BCRA standards because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each fiscal year date.

3.4.21.	Use of estimates

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the fiscal year. Actual income/loss may differ from such estimates.

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The main differences between the regulations of the BCRA and the Argentine Professional Accounting Standards are detailed below:

4.1.	Valuation criteria

a)	Tax effects

As already indicated hereinbelow, in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 266,690 and 252,877 as of December 31, 2015 and 2014, respectively, should be reversed.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2015 and 2014, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 32,906 and increased 8,813, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended ended December 31, 2015, 2014 and 2013 would have been 41,719 (loss), 26,366 (income) and 25,996 (loss), respectively.

4.2.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

Arising from the application of the accounting standards laid down by BCRA and the Argentine Professional Accounting Standards:

a)	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 3,764 and 7,414 as of December 31, 2015 and 2014, respectively.

b)	The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings).

NOTE 5—TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2015, 2014 and 2013, the Bank recorded 2,050,470, 1,670,724 and 1,121,460, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2015 and 2014, the Bank has booked 517,823 and 836,822, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

As of December 31, 2015 and 2014, the Bank recorded under Other Receivables a taxable deferred asset amounting 301,081 and 295,155, respectively. Such amounts are made up as follows:

	December 31,
	2015	2014
Deferred tax assets	671,959	598,444
Deferred tax liabilities	(370,878)	(303,289)

Net deferred assets	301,081	295,155
Allowance	(301,081)	(295,155)
Net deferred liabilities	(1,529)	—

5.2.	Tax on minimum presumed income

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

As of December 31, 2015 and 2014, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax..

5.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)	Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010. The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution No. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit , dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)	On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision No. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008, which was appealed by the Entity.

Therefore, the General Office of Individualized Audits amended the Tax Adjustment form and partially granted the Entity’s claim. The new adjustment notified by said office was settled on October 30, 2015 through an installment plan, with no further actions being taken.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
	2015	2014
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings booked at fair value

Secured Bonds due in 2020	1,540,136	1,183,905
Federal Government Bonds Pesos Badlar + 300 bp maturing in 2017	519,214	—
Peso-denominated Discount governed by Argentine Law maturing in 2033	432,131	467,472
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	232,675	279,178
Argentine Bond of Saving towards economic development	201,993	152,447
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	117,593	374,000
Federal Government Bonds in US Dollars 0.75% due 2017	70,053	—
US Dollar-linked Argentine Government Bond at 1.75% maturing in 2016	38,550	—
Argentine Treasury Bonds 18 months maturing 09-30-16	31,725	—
Consolidation Bonds – sixth series	21,120	37,716
Federal Government Bonds in US Dollars 8.75% due 2024	4,310	43,384
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	—	66,080
Secured Bonds due in 2018	—	74,875
Federal Government Bonds in US Dollars 7% due 2015	—	104,850
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	—	42,679
Par Securities denominated in Pesos	—	38,319
Other	13,678	77,568
Total	3,223,178	2,942,473

Holdings booked at amortized cost

Other	164	164
Total	164	164

Instruments issued by the BCRA

BCRA Bills (LEBAC)	11,086,580	8,630,056
Total	11,086,580	8,630,056

Investments in listed private securities

FBA Ahorro Pesos Investment Fund	97,943	49,652
FBA Bonos Argentina Investment Fund	13,020	10,210
Other	1,518	1,135
Total	112,481	60,997

Allowances	(212)	(201)

Total	14,422,191	11,633,489

b) INVESTMENTS IN OTHER COMPANIES

In Financial institutions

Rombo Cía. Financiera Argentina SA	246,841	254,095
Banco Latinoamericano de Comercio Exterior SA	3,274	2,152
	250,115	256,247

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
	2015	2014
Other

In other non-controlled companies- unlisted	59,186	44,460
In non-controlled companies-supplementary activities	44,081	22,283
Total	103,267	66,743

c) OTHER RECEIVABLES – Other

Guarantee deposits	733,597	377,029
Miscellaneous receivables	660,082	475,180
Prepayments	502,503	279,381
Tax prepayments	298,586	281,535
Loans to personnel	166,143	181,975
Advances to personnel	97,777	93,065
Other	11,535	8,261
Total	2,750,501	1,696,426

d) OTHER SUBSIDIARIES’ ASSETS

Others related to pension fund management business	—	450
Total	—	450

e) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Accounts payable for credit card consumption	3,171,773	2,482,573
Collections and other operations for the account of third parties	1,778,719	419,185
Money orders payable	1,405,633	338,117
Other withholdings and collections at source	985,654	687,838
Pending Banelco debit transactions	143,161	73,651
Fees collected in advance	131,299	121,831
Loans received from Argentine Technological Fund (FONTAR and Banco de Inversión y Comercio Exterior (“BICE”))	42,526	32,488
Funds raised from third parties	17,800	18,941
Social security payment orders pending settlement	8,471	18,816
Loans received from Interamerican Development Bank (IDB)	6,983	6,485
Accrued commissions payable	4,705	7,336
Other	51,042	71,074
Total	7,747,766	4,278,335

f) OTHER LIABILITIES – Other

Accrued taxes	868,507	1,093,119
Miscellaneous payables	866,450	697,722
Amounts collected in advance	808,695	434,830
Accrued salaries and payroll taxes	684,949	541,245
Other	3,827	4,805
Total	3,232,428	2,771,721

g) OTHER SUBSIDIARIES’ LIABILITIES

Others related to pension fund management business	—	337
Total	—	337

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
	December 31,
	2015	2014

Items in safekeeping	84,155,252	53,730,674
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	25,005,318	61,071,633
Checks not yet credited	5,385,156	3,694,973
Cash in custody on behalf of the BCRA	1,009,188	287,347
Checks drawn on the Bank pending clearing	666,247	564,348
Collections items	538,366	573,483
Other	202,445	514,368
Total	116,961,972	120,436,826

	December 31,
	2015	2014	2013
i) SERVICE CHARGE EXPENSE - Other

Turn-over tax	417,365	327,648	262,772
Insurance paid on lease transactions	152,015	113,475	59,405
Other	25,427	15,594	17,517
Total	594,807	456,717	339,694

j) OTHER INCOME – Other

Income from the Credit Card Guarantee Fund	64,609	55,249	24,488
Related parties expenses recovery	59,432	30,746	10,036
Interest on loans to personnel	28,812	30,830	28,692
Deferred income tax (1)	6,800	8,400	—
Rent	2,448	2,331	1,409
Other	72,351	42,102	49,104
Total	234,452	169,658	113,729

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances account, under the caption Other expenses.

k) OTHER EXPENSE - Other

Charge for administrative, disciplinary and criminal penalties (2)	48,817	—	—
Donations	22,290	16,221	13,645
Insurance losses	19,378	10,103	9,015
Private health insurance for former employees	14,541	9,706	7,953
Turn-over tax	10,141	9,717	8,429
Credit-card related stamp tax	—	4,292	4,202
Deferred income tax (3)	—	—	25,800
Other	50,477	33,643	19,569
Total	165,644	83,682	88,613
(2)	See Note 7.1

(3)	As of December 31, 2013 offset by a charge for the same amount in the line Loans recovered and reversals of allowances account, under the caption Other income.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

7.1.	Penalties enforced against the Bank

a)	On April 21 and 29, 2010, by virtue of Resolutions No. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

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

On October, 13 and September, 14 2010, the Bank was served with the Resolutions No. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

On July 16, 2015, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel IV repealed UIF’s Resolution No. 181/10, and thus the fine previously imposed was rendered ineffective. On September 22, 2015, the court decided to reject the extraordinary appeals filed by the UIF against such decision. The UIF lodged an appeal with the Supreme Court of Justice claiming that its prior appeals had been unfairly rejected. That appeal has been dismissed to date.

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

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sanctioned in both cases.

b)	“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File 1196/2008”.

Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The subject matter of the complaint is alleged breach of the CNV Rules and Law 24,083. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution No. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law No. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case. On November 4, 2015, the Entity was served notice of

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

the judgment rendered by the Court of Appeals on Commercial Matters, confirming the fine and reducing it to 100. The Entity paid that fine on December 1, 2015.

7.2.	Administrative Proceedings commenced by the BCRA

a)	“Banco Francés S.A. over breach of Law No. 19,359”.

Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under No. 3511, File 100.194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

b)	“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under No. 4157, File 100.778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

c)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under No. 4181, File N° 100.309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

d)	“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under No. 4539, File N° 18.398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Managers, (vii) five Main Cashiers and (viii) one cashier. The discovery period was closed and the proceedings will be soon submitted to federal local courts.

e)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under No. 4524, File N° 3.406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and the matter is being heard by the Federal Court of Mendoza.

f)	“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under No. 4693, File N° 101.415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of "Investments made by Non-Residents Applied to the Purchase of Real Estate" in breach of the provisions under Communication "A" 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

g)	“Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under No. 5019, File 100.865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

h)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under No. 5079, File 101.575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings, which ended on December 30, 2015, and the proceedings were set for entry of judgment.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

i)	“BBVA Banco Francés SA Over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under No. 5406, File N° 100.443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

j)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under No. 5472, File N° 100.969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank. The proceedings are being heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1386/2015.

k)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under No. 5706, File N° 100.134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

l)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under No. 5719, File N° 100.078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. The Court in Economic-Criminal Matters No. 6 scheduled the in camera hearings which ended on December 30, 2015 and the proceedings were set for entry of judgment.

m)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under No. 6082, File No. 100.091/12. The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S.A., plus the allegation of an excess of USD three hundred thousand. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. The discovery period was closed, with the proceedings being heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 12.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

n)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101.027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264). Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity is currently preparing a defense and compiling the applicable evidence.

o)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100.068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264). Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Entity is currently preparing a defense and compiling the applicable evidence.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2015 and 2014, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016 as of December 31, 2015 and 223,960 in peso-denominated Discount Bonds due 2033 as of December 31, 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)	The Bank appropriated 19,983 and 15,358, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 253,764 and 195,033, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 1,659,774 and 762,650, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

e)	BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 22,000 and 10,300, respectively, as as of December 31, 2015 and 2014. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

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

That Company was incorporated in August 1995 and the Bank holds a 9.2771% interest in its capital stock.

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

NOTE 10—TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of December 31, 2015 and 2014, the assets of Diagonal Trust amount to 2,427 and 2,428, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2015 and 2014.

Besides, the Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 151,400 and 155,354 as of December 31, 2015 and 2014, respectively, consist of cash, creditors' rights, real estate and shares.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

NOTE 11—CORPORATE BONDS

11.1.	BBVA Francés

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of December 31, 2015 and 2014:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly
Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3.25% per annum	Quarterly
Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly
Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3.80% per annum	Quarterly
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly
Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3.50% per annum	Quarterly
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4.08% per annum	Quarterly

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 4, 6, 7, 8, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of December 31, 2015 and 2014, the outstanding principal and accrued interest amount to 1,799,245 (in connection with Class 7, 9, 10, 11, 12, 13, 15, 16, 17 and 18 of the Corporate Bonds) and 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds), respectively.

11.2.	PSA Finance Argentina Compañía Financiera S.A.

On July 24, 2008, the General Shareholders Meeting authorized the issuance of Corporate Bonds for an amount of up to Ps.300,000,000 or its equivalent in other currencies within the framework of a Global Program according to Law No. 23,576, as amended by complementary and regulatory rules. The Shareholders Meeting approved the application for access to the public offer system in order to create such program before the CNV.

On October 22, 2008, by Resolution No. 16,003, the CNV approved the Global Program for the Issuance of Corporate Bonds and the Public Offer of each series of Corporate Bonds to be issued.

On August 21, 2012 the General Extraordinary Shareholders Meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to increase the maximum amount of the Global Program for the issuance of Corporate Bonds from 300,000 to 800,000. Finally the CNV approved, by Resolution No. 16,947 dated October 17, 2012.

As of December 31, 2015 and 2014, the characteristics of each of the corporate bond series so issued are detailed below:

Name	Date of Issuance	Nominal Value	Due date	Rate	Residual Nominal Value at 12/31/15	Residual Nominal Value at 12/31/14
Series XIII	05/10/2013	133,056	02/10/2015	Private Badlar + nominal 3.49% per annum	—	44,361
Series XV	07/23/2013	110,000	07/23/2015	Private Badlar + nominal 4.00% per annum	—	82,500
Series XVII	10/03/2013	78,784	10/05/2015	Private Badlar + nominal 4.00% per annum	—	78,784
Series XIX	05/15/2015	100,000	05/15/2016	Fixed Rate 26.75%	100,000	—
		TOTAL			100,000	205,645

As of December 31, 2015 and 2014, the balance of capital and interest accrued at year end amounts to 103,317 and 215,504, respectively.

According to the provisions of the Corporate Bonds Law and BCRA regulations, the funds obtained from all the series were applied to the granting of loans for the purchase of motor vehicles.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2015:

a.	Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in Note 3.4.14.(i) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the present value of the future flows receivable and the present value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b.	Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

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

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 30,315.

c.	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,876,854 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico ) and ROFEX ( Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii) As of the end of fiscal year, they generated a gain of 500,661.

d.	The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e.	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution No. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000. This amount comprises Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2015 and 2014, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2.	The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2015 and 2014, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Calificado”, “FBA Bonos Argentina”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 7,902,234 and 5,917,790, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2015	2014
FBA Ahorro Pesos	5,458,819	3,692,738
FBA Renta Pesos	2,559,447	2,515,529
FBA Calificado	299,372	223,763
FBA Bonos Argentina	269,797	23,179
FBA Horizonte	191,003	68,071
FBA Acciones Latinoamericanas	64,063	47,804
FBA Acciones Argentinas	3,066	793
FBA Bonos Globales	217	164
Total	8,845,784	6,572,041

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

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, on April 26, 2016 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 756,897 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with the provisions of current regulations on “Distribution of results” of the Central Bank for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions in order to verify the correct application of the method described by the same for the distribution of results.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

On March 9, 2016 the Board of Directors resolved to amend the proposal to the shareholders about the distribution of dividends in cash for the total amount of 900,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to Ps.1.67636 per share.

On April 26, 2016 at the Bank’s Ordinary and Extraordinary Shareholders’ Meeting, it was approved that such distribution is subject to the prior authorization of the BCRA.

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

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

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2015	2014
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	8,970	3,928
BBVA Francés Valores S.A.	1,289	781
PSA Finance Argentina Cía. Financiera S.A.	327,554	271,155
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	323	194
TOTAL	338,136	276,058

NOTE 17—ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2015 and 2014:

	December 31,
	2015	2014
COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	711,241	277,841
BCRA Checking Account	10,048,430	4,323,948
Special social security accounts	—	5,673
TOTAL	10,759,671	4,607,462

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Special Guarantee Accounts	52,697	34,653
BCRA Checking Account	12,460,754	4,926,882
TOTAL	12,513,451	4,961,535

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
BCRA Checking Account	75,574	68,137
TOTAL	75,574	68,137

NOTE 18—THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION No. 629/14

CNV issued its General Resolution No. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

NOTE 19—PURCHASE OF STOCK IN VOLKSWAGEN CREDIT COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen. Pursuant to this Stock Purchase Agreement, the Bank will acquire 51% of the capital stock of Volkswagen Credit Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share. The transaction will be consummated after the consent by the Argentine Central Bank is received.

For the acquisition of these shares, a maximum price has been established at 53,040 which must be paid by the Bank at the closing of the transaction.

NOTE 20—RISK MANAGEMENT POLICIES

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

In the year 2015, Risk Wholesale , we continued with the use of the rating model introduced in 2014 to assess customers Corporate Banking and follow the same was done to measure the extent of discrimination model and thus establishing and evaluating future improvements.

During 2015, Retail Risk put in place an assessment model for the Small-to-Medium-Sized Businesses segment with connectivity to product applications and the credit authorities and limits manager. Hence, we have started to decentralize risks towards the branch network, notifying the decision made to the client, to the extent the tool retrieves an approval decision. The other decisions are still made on a centralized basis.

Regarding individuals, during this year we started to recalculate clients’ proactive scoring, adding new behavioral variables and client segmentation, which has considerably enhanced the discrimination power. The new development will be operational in 2016.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The use of new behavioral and transactional information enables us to enhance revenue predictors. These developments started in 2015 and will be operational in 2016.

Finally, during this year we have participated in the development of on-line assessment engines, driving the digital banking offering.

b)	Financial Risk

Financial Risk is the unit responsible for managing Market Risk (including Counterparty Risk and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks), Capital Self-Assessment and Stress scenarios.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its banking book has shrunk in line with BBVA Francés’s risk appetite.

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

The structure of Market Risk limits establishes patterns of limits, alert and sub-limits in terms of Economic Capital (CeR, as internally known) and VaR and stress and stop loss.

The Market Risk unit manages the counterparty risk. The model estimation of credit risk in derivatives to determine not only the current exposure of each of the partners, but also the possible future development to changes in the different market variables.

Liquidity and Funding Risk

The main basic metrics used to control liquidity risk and financing include:

-	Identification of liquidity risks;

-	Control and monitoring of limits, sub-limits and early alerts, based on the defined risk appetite;

-	Monitoring of the liquidity gap;

-	Ratio of quality liquid assets to liability outflows for several time frames;

-	Design of stress models and several scenarios;

-	Contingency planning.

As part of the liquidity and financing risk control and monitoring process, below is a detail of the most relevant metrics:

-	Self-funding ratio: the metrics known as “Loans to Stable Customers Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Bank’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

-	Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria. Thus, the deposits that carry higher volatility are grouped and they are specifically monitored and assigned a maximum amount determined by application of the Bank’s guidelines.

-	Basic capacity: a specific balance is compiled with the funding deemed as most volatile (wholesale funding and clients’ volatile resources are analyzed here) compared to quality liquid assets, with a breakdown of the respective due dates to calculate this indicator and its coverage level.

-	LCR (Liquidity Coverage Ratio): BBVA Francés fully applies and meets the requirements of this ratio as defined by Basel and incorporated by the Argentine Central Bank. During this year, BBVA Francés has put in place the quarterly liquidity monitoring reports and the additional liquidity tools.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés' exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

Below are some of the monitoring indicators inherent to this risk

-	Economic Capital per structural interest rate risk

From the standpoint of structural interest rate risk, the calculation of economic capital seeks to quantify the losses that could be incurred in the event of adverse variations in interest rates in highly unlikely extreme scenarios. Specifically calculated is the maximum loss that economic value could sustain, given a 99% interval of confidence.

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

Stress Testing

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

BBVA Francés has a Stress Testing program in place which comprises comprehensive testing, as well as individual stress tests periodically conducted on the following risks:

-	Credit Risk

-	Market Risk

-	Interest Rate Risk

-	Liquidity Risk

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Economic Capital

A financial institution’s economic capital is that required to cover unexpected losses stemming from the exposures to risk that may affect the Bank.

The risk profile of BBVA Francés focuses on those risks which, given their relevance, are apt to affect current or future solvency. Therefore, economic capital estimates include the following risks:

-	Credit Risk

-	Market Risk

-	Interest Rate Risk

-	Operational Risk

-	Concentration risk

-	Reputational risk and strategic

Contingency planning

BBVA Francés’ contingency plans are intended to outline the strategy to address emergency situations, setting forth policies and procedures to manage a range of potential stress scenarios and clearly defining responsibilities for each situation. The Entity has contingency plans in place to address the following risks:

-	Credit Risk

-	Market Risk

-	Interest Rate Risk

-	Liquidity Risk

-	Operational Risk

The Risk Departament, in accordance with international standards and the Argentine Central Bank’s requirements established by the BCRA, the area on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

Internal validation is the area responsible for ensuring that internal risk models of the BBVA Francés are suitable for use in risk management.

Regarding the Internal Control and Operational Risk, which is based on a scheme Control Specialist and Operational Risk Managers , called GROs, in the areas of business.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The area has a Reporting unit that performs the function of generating reporting for Risk Management in order to decision-making in compliance with internal credit policies and control bodies , reviewing processes and proposing alternatives.

NOTE 21—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2015 and 2014 for transactions performed with parents and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2015	2014	2015	2014	2015	2014

BBVA	3,552	103,105	268,696	87,622	85,462	43,591
BBVA Consolidar Seguros S.A.	16,611	26,447	12,742	23,560	22,544	18,311
Rombo Cía. Financiera S.A.	1,032,918	685,446	17,407	9,653	296,300	334,653
BBVAmérica S.L.	—	—	119,253	—	14,379,085	8,406,791

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

Additionally loans were granted to Key Management Personnel by 17,896 and 16,718 as of December 31, 2015 and 2014, respectively.

The net income as of December 31, 2015, 2014 and 2013, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Net income (1)
	2015	2014	2013
Income	605,219	610,747	9,097
Expenses	(97,609)	(55,214)	(1,393)
	507,610	555,533	7,704

(1)	All the concerted operations have been contracted according with market’s conditions.

NOTE 22—TRANSPARENT CORPORATE GOVERNANCE POLICY

▪	THE BOARD OF DIRECTORS

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Regular Director of Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, Sociedad Argentina de Energía S.A.; Alternate Director , HidroNeuquén S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A., Alternate Director, Gasinvest S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman 1°

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°

Business experience: Vice-president of Psa Finance Argentina Cia. Financiera S.A.; Vice-president at the Board of Directors of Fundación Banco Francés; Regular Director of Rombo Compañía Financiera S.A.; Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

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

Mario Vicens is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member of the Committee of Financial Services, , Pistrelli Díaz y Asoc. for twenty years. Partner in charge of the Financial Services Division in Argentina and Latin America, and member of the Financial Services Executive Committee at worldwide. Independent director of Zurich Argentina Compañía de Seguros and Zurich Compañía de Reaseguros.

Oscar Miguel Castro is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Luis Bernardo Juango Fitero	Regular Director

Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.

Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

On January 11, 2016 and effective as from such date, BBVA Francés’ Board of Directors accepted the resignation of Mr. Martín Zarich as Alternate Director.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Also on January 11, 2016, Mr. Martín Zarich took over as BBVA Francés’ General Manager, following the Argentine Central Bank’s authorization to such end granted through Resolution No. 9 dated January 7, 2016.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Name	Current Position	Background and Work Experience
Martín Ezequiel Zarich (*)	General Manager	Alternate Director of BBVA Francés; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director of BBVA Francés Valores S.A., Member of the Board of Directors of Fundación Banco Francés, Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.
Ignacio Sanz y Arcelus	Director, Finance and Planning

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

Jorge Alberto Bledel	Director, Digital Banking & Transformation	Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.
Gustavo Osvaldo Fernández	Director, Human Resources and Services

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

Gerardo Fiandrino	Director, Risks

Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés, Wholesale and Enterprise Risk Manager, BBVA Francés, Admission and Follow-up Manager, BBVA Francés, Monitoring and Operation Risk Manager, BBVA Francés, Director of Rombo Compañía Financiera S.A., Director of PSA Finance Argentina Compañía Financiera S.A., Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer.

Gustavo Alonso	Director, Business Development

Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

*On January 11, 2016,

(*) Martín Zarich took over as BBVA Francés’ General Manager, following the Argentine Central Bank’s authorization to such end granted through Resolution No. 9 dated January 7, 2016. Ricardo Moreno was the incumbent General Manager until such date.

▪	BBVA FRANCES’S OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2015, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Ordinary Shares Beneficially Owned At December 31, 2015
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,060,144	29.81
The Bank of New York Mellon (2)	54,979,152	10.24
Administración Nacional de Seguridad Social (Argentine Social Security Authority)	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

▪	ORGANIZATIONAL STRUCTURE

▪	COMMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMMITEE – LAW No. 26,831 (CNV/SEC)

The Audit Committee (CNV / SEC ) BBVA Banco Frances is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV , with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Upon the resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Ordinary Shareholder’s Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

-	Giving opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watching for their independence status and transparency;

-	Overseeing the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

-	Overseeing the application of disclosure policies on the company’s risk management;

-	Providing the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

-	Giving opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

-	Giving opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

-	Verifying compliance with the applicable code of conduct;

-	Rendering an informed opinion on transactions with related parties, where the applicable standards so require;

-	Preparing an action plan on an annual basis for the fiscal year to be reported to the Board of Directors and supervisory committee.

b)	NOMINATIONS AND REMUNERATIONS COMMITTEE

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

Structure:

BBVA Francés’ Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Appointment and Compensation Committee shall prove sufficient knowledge on and experience in HR, compensation policies and labor risk management.

Functions:

The Appointment and Compensation Committee shall perform the following functions:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

-	Developing recruitment criteria for the members of the Board of Directors and senior management;

-	Identifying potential candidates to fill posts at the Board of Directors to be proposed at the General Shareholder’s meeting;

-	Ensuring the Training and Development of the members of the Board of Directors and senior management and other executives;

-	Establishing policies and criteria to review the performance of the main executive and the key executives;

-	Annually informing the Board of Directors of the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

-	Ensuring that the entity has an employee incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

-	Ensuring a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

-	Overseeing that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

-	Administering the stock option plans;

-	Reviewing the competitive position of the Bank’s compensation and benefit policies and practices and approving the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

-	Defining and communicating key staff retention, promotion, dismissal and suspension policies;

-	Presenting to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

-	Regularly reporting to the Board of Directors on any action untaken and the issues discussed in the meetings;

-	Suggesting which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

-	Ensuring that the resumes of the Board of Directors’ and senior management’s members are available at the Issuer’s web site (stating Directors’ term in office);

-	Assessing the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

-	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

-	Ensuring that the HR policy does not embrace any form of discrimination;

-	Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Organization and Operation Rules:

The Appointment and Compensation Committee shall meet as frequently as deemed necessary to perform its functions and, at least, twice per year. Meetings shall be indistinctly convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholder’s meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

c)	INTERNAL AUDIT COMMITTEE (B.C.R.A.)

According to the Argentine Central Bank’s regulations, the Internal Audit Committee de BBVA Banco Francés is composed of the officials determined the board must integrate at least the same, have two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations..

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

d)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by: (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

Specifically, this Committee shall be in charge of:

-	Establishing guidelines and continuously reviewing the degree of progress with each action.

-	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

-	Evaluating the potential risk of asset laundering in the new products and/or services.

-	Reaching an agreement on actions for the analysis of suspicious transactions;

-	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

-	Identifying any relevant situation that may occur in this regard in their respective areas;

-	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head.

e)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology and Operation Manager, the Systems Manager and the Informational Assets Administration, Security and Safety Manager.

Specifically, this Committee shall be in charge of:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

-	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

-	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

-	Reviewing the reports issued by the auditors in connection with the Information Technology and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

-	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

-	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

-	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

f)	DISCLOSURE COMMITTEE

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Legal Services Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of the Disclosure Committee are to:

-	Ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance, thus fostering the active involvement of all shareholders.

-	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the financial statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where BBVA Banco Francés S.A.’s shares of stock are listed;

-	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20-F.

A quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for the meeting quorum and required majorities.

g)	REGULATORY COMPLIANCE COMMITTEE

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

Its main functions are:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

-	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.

-	To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

-	To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

-	To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

-	To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware, as a consequence of performing the functions within their respective areas or as a consequence of having received the notices referred to in paragraph 6.28. of the Code of Conduct.

-	With respect to those circumstances that may entail significant risks to Grupo BBVA in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the financial statements reflect whatever should be relevant.

-	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

The Committee shall hold monthly meetings and shall be presided over by the President, who shall be elected among Regular Directors at the Committee’s first meeting. The Committee shall also have a Secretary in charge of establishing the agenda items, and preparing the minutes for each issue discussed, along with the decisions made in each case. In the absence of the President, meetings shall be presided over by the Executive Director or General Manager.

The quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members.

▪	OTHER COMMITTEES

a)	Risk Committees

1)	Risk Management Committe

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the General Manager, Risk Director, Validation and Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Technical and Reporting Secretariat, Head of the Area of the issue under discussion and Speaker (specific attendants).

The Committee’s main functions are the following:

-	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

-	Approving individual and corporate clients’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule;

-	Approving the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers);

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

-	Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

-	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.

-	Approving portfolio selling processes and portfolio performance and the realization of assets taken as credit collateral;

-	Convening the Crisis Committee, if deemed necessary or at the request of the Wholesale or Retail Monitoring Committee, and approving the actions defined by said Committee to mitigate the risk alerts previously discussed with the respective Monitoring Committees; and

-	Such other issues not be dealt with by this Committee are expressly delegated to the Technical Committee of Local Operations.

The Committee shall be presided over by the President (General Manager) and shall have a Secretary (Head of the Technical and Reporting Secretariat) who, among other things, shall establish the agenda items and prepare the minutes for each issue discussed, along with the decisions made in each case. The Committee shall meet twice per week. If an urgent meeting is warranted, such meeting shall be convened on an extraordinary basis.

2)	Technical Committee of Local Operations

This Committee is comprised by the Risk Director, Validation and Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Technical and Reporting Secretariat, Head of the Area of the issue under discussion and Speaker (specific attendants).

This Committee reviews operations for up to US$40,000,000 and its main functions are the following:

-	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

-	Approving extensions, short-term renewals and changes to short-term operations and Financial Programs and changes to Clients’ or Business Groups’ operations and Financial Programs in excess of the Wholesale Credit Risk Committee’s delegated authority;

-	Approving individual and corporate clients’ refinance transactions, cancellations and charge-offs;

-	Approving renewals and extensions of pre-approved or mass campaigns.

The Committee’s meetings shall be presided over by the President (Risk Director), with the attendance of a Secretary (Head of the Technical and Reporting Secretariat) who, among other things, shall establish the agenda items and prepare the minutes.

Decisions shall be made unanimously or by absolute majority with the President’s favorable vote.

The quorum is constituted with the presence of at least two regular members (including the attendants called for to deal with specific matters) and two specific attendants.

The Committee shall meet on a weekly basis.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

b)	Corporate Assurance Committee

This Committee is comprised by the Executive Director as President, members of the Management Committee as Regular Members, and the Committee´s Secretariat in charge of the Audit Director.

Its main functions are the following:

-	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

-	Setting priorities as to the control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

-	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

-	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

-	Timely following up on the agreed-up risk mitigation action plans;

-	Communicating the actions taken to the specialists and Business Units;

-	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

-	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

-	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Francés’ activities;

-	Overseeing the adequate deployment of the model tools and methodology; and

-	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

Committee shall hold ordinary and special meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

▪	THE SUBSIDIARIES AND AFFILIATES OF BBVA FRANCÉS

1)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

2)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24,083 as subsequently amended by Law No. 26,831.

3)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

4)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see Note 15.

5)	Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6)	BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

▪	NETWORK OF BRANCHES AND RETAIL OFFICES

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

-	Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

-	Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually to each employee by the supervisor based on the assessment of performance-evaluation of preformance and the position’s reference bonus. In addition, variables associated to the attainment of the Bank’s objectives in accordance with the criteria adopted by Grupo BBVA and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

-	Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Bank’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

-	Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

-	Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Bank. The quantity of shares finally delivered depends on the attainment of indicators and of their relevant weights.

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

The shares delivered to this group of employees that are part of their annual variable bonus for the year are of restricted availability during the 6 months immediately following. The restricted availability regime applies to the

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

net amount of the shares, that is, discounting the part necessary for the employee to pay the taxes levied on the shares received. Such restricted availability regime applicable to shares applies equally in the events of termination of the labor relationship between the employee or executive with BBVA Francés for any reason other than death and certified total labor disability in all degrees. At the expiration of the period of restricted availability, this group of BBVA Francés employees are free to transfer their shares as they see fit.

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

NOTE 23—IFRS CONVERGENCE IMPLEMENTATION PLAN

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in the Argentine Central Bank's Communication "A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018. On March 17, 2015, the Entity’s Board of Directors approved the above-mentioned Plan, which was filed with the Argentine Central Bank on March 30, 2015. Moreover, the Bank’s Board of Directors has taken note of the latest report related to the progress made during its meeting in December, 2015.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

On March 31, 2016 the Bank submitted to the Argentine Central Bank, in accordance with the guidelines established by Communication “A” 5844 and supplemented by the Central Bank, the adjustment items required for the reconciliation of its assets and liabilities with those that would result from applying Central Bank IFRS.

NOTE 24—OTHER REQUIRED DISCLOSURES IN ACCORDANCE WITH THE SEC’S REQUIREMENTS

24.1.	Minimum cash balances and restricted deposit

In accordance with BCRA and foreign central banks’ regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2015	2014
Peso and Foreign Currency Balances	8,174,364	6,455,441

24.2.	Interest-bearing deposits with other banks

a)	Included in “Cash and Due from Banks” there are interest-bearing deposits with the BCRA totalling 22,584,758 and 9,350,350 as of December 31, 2015 and 2014, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 82,889 and 55,328 as of December 31, 2015 and 2014, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totalling 763,939 and 277,841 as of December 31, 2015 and 2014, respectively.

24.3.	Instruments issued by the BCRA at amortized cost

The book value and fair value of instruments issued by the BCRA at amortized cost at December 31, 2015 and 2014 were as follows:

	December 31,
	2015	2014	2015	2014	2015	2014
	Book value		Gross unrealized losses		Fair value
BCRA Bills	5,111,019	6,537,187	8,572	28,092	5,102,447	6,509,095
Total	5,111,019	6,537,187	8,572	28,092	5,102,447	6,509,095

The amortized cost and the fair value of instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2015, by contractual maturity, were as follows:

	December 31, 2015
	Amortized cost	Fair value
Due in one year or less	5,111,019	5,102,447
Total	5,111,019	5,102,447

24.4.	Loans

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2015	2014
Government sector	66,799	54,459
Financial sector	1,743,165	1,127,116
Non-financial private sector and residents abroad	55,859,298	41,199,059
—Commercial portfolio
With self-liquidating preferred guarantees	1,490,002	1,060,962
With other preferred guarantees	1,259,780	775,810
Without preferred guarantees	19,086,272	14,583,191
—Consumer portfolio
With self-liquidating preferred guarantees	16,206	37,243
With other preferred guarantees	4,641,784	4,023,478
Without preferred guarantees	29,365,254	20,718,375

Less: Allowances for doubtful loans	(1,105,941)	(937,794)
Total	56,563,321	41,442,840

Commercial loans: encompasses all financing facilities, other than those not reaching an amount equivalent to 2,500 at December 31, 2015 and 2014, with or without preferred guarantees.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 2,500 at December 31, 2015 and 2014, with or without preferred guarantees.

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

The following table analyzes our loan portfolio as of December 31, 2015 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

		Maturing
	Amount at December 31, 2015	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	66,799	120	—	66,679	—
To the financial sector	1,743,165	662,357	740,404	340,404
To the non-financial private sector and residents abroad	55,859,298	34,433,614	8,842,958	12,455,331	127,395
Overdrafts	6,878,570	6,475,067	279,837	123,666	—
With privileged guarantees	6,806,352	1,215,462	2,026,210	3,441,683	122,997
Credit cards	18,444,138	18,444,138	—	—	—
Other	23,730,238	8,298,947	6,536,911	8,889,982	4,398
Total	57,669,262	35,096,091	9,583,362	12,862,414	127,395
Percentage of total loan portfolio	100.00%	60.86%	16.62%	22.30%	0.22%

The Bank also tracks its loan portfolio by industry segment. At December 31, 2015 and 2014, the following industry segments represented the loan concentrations:

	As a percentage of total loans at December 31,
Industry Segment	2015	2014
Consumer	51.28%	49.50%
Other	17.70%	18.37%
Retail trade	5.13%	5.37%
Agricultural and livestock	5.11%	5.29%
Wholesale trade	4.25%	3.90%
Chemicals	4.17%	6.61%
Food stuff	3.20%	2.70%
Financial sector	3.02%	2.66%
Beverage	2.28%	2.91%
Oil and carbon	1.45%	—
Industrial metals	1.31%	1.63%
Construction	1.10%	1.06%
Total	100.00%	100.00%

Substantially most of Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

During 2015 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Supervisory Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Balance at the beginning of the fiscal year	554,545	891,417
New Loans	264,872	13,606
Repayments	(13,431)	(350,478)
Balance at the end of the fiscal year	805,986	554,545

Total loans outstanding to these related parties at December 31, 2015 and 2014 including accrued interest, amounted to 986,306 and 755,884, respectively. Such loans are made in the ordinary course of business at normal credit terms,

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2015 and 2014, approximately 82,889 and 58,146 or 0.14% and 0.14% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2015 and 2014, non-performing loans amounted to 370,000 and 418,283, respectively. Past due loans included in the abovementioned amounts reach to 267,954 and 319,511 at December 31, 2015 and 2014, respectively.

24.5.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2015	2014	2013
Balance at the beginning of the fiscal year	937,794	722,462	523,857
Provision for loan losses	648,207	575,510	456,267
Charge-offs	(480,060)	(360,178)	(257,662)
Balance at the end of the fiscal year	1,105,941	937,794	722,462

24.6.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2015	2014
With preferred guarantees	926,177	384,930
Without preferred guarantees	2,810,094	2,232,708
Allowances	(7,397)	(5,267)
	3,728,874	2,612,371

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2015	2014
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	5,876,854	2,984,388
“Notional” amount of non-deliverable forward sales	5,843,638	2,915,793
Interest rate SWAP	963,368	1,003,244
Contra credit derivatives accounts	(6,840,222)	(3,987,632)
Contra debit derivatives accounts	(5,843,638)	(2,915,793)
Non-deliverable forward transactions balances pending settlement-Receivables	33,150	139,149
Non-deliverable forward transactions balances pending settlement-Liability	1,116,953	408
Debtors under forward sales of foreign exchange	1,006,538	376,231

Repurchase agreements with government securities
Forward sales under repurchase agreements	—	911,981
Debtors under repurchase agreements with the BCRA	—	866,027
Spot transactions with pending settlement
Unsettled spot securities purchases		9
Creditors under unsettled spot securities purchases	53,060	9
Debtors under unsettled spot securities sales	65,885	10
Unsettled spot securities sales	—	9
Unsettled spot foreign exchange purchases	1,009,188	287,347
Creditors under unsettled spot foreign exchange purchases	1,006,146	287,414
Debtors under unsettled spot foreign exchange sales	514	5,047
Unsettled spot foreign exchange sales	1,010,227	381,042
Unsettled spot Government securities purchases	108,467	25,328
Creditors under unsettled spot Government securities purchases	53,425	25,328
Debtors under unsettled spot Government securities sales	35,807	158,247
Unsettled spot Government securities sales	227,663	163,394

24.7.	Premises and equipment and other assets

24.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful	December 31,
Description	life (years)	2015	2014
Land and buildings	50	725,030	637,783
Furniture and facilities	10	595,206	457,926
Machinery and equipment	3 and 5	395,428	317,074
Vehicles	5	9,573	10,188
Accumulated depreciation		(618,064)	(493,211)
Total		1,107,173	929,760

Depreciation expense was 199,367, 139,236 and 100,766 at December 31, 2015, 2014 and 2013, respectively.

24.7.2.	Other assets

Other assets consisted of the following at December 31, 2015 and 2014:

	Estimated useful	December 31,
Description	life (years)	2015	2014
Advances to suppliers of goods		1,409,691	940,218
Construction in progress		65,617	152,687
Rent assets	50	2,200	2,247
Works of art	—	992	992
Assets acquired for secure loans	50	1,788	2,424
Stationery and office supplies	—	27,394	24,165
Land and buildings not affected by banking activities	50	54,217	65,228
Total		1,561,899	1,187,961

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

24.8.	Intangible assets

Organization and development expenses

The breakdown of organization and development account as of December 31, 2015 and 2014, is as follows:

	Estimated useful	December 31,
Description	life (years)	2015	2014
Computer software acquisition expenses and computer programs development expenses	up to 5	143,385	87,730
Other intangible assets	up to 5	93,477	56,942
Total		236,861	144,672

The 2015 and 2014’s variations in intangible asset accounts were as follows:

	December 31,
	2015	2014
Balance at the beginning of the fiscal year	144,672	120,755
—Additions	165,613	97,768
—Decreases	—	—
—Period amortization	(73,424)	(73,851)
Balance at the end of the fiscal year	236,861	144,672

24.9.	Other liabilities from financial transactions – BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2015	2014
Short-term liabilities	27,902	26,026
Long-term liabilities	21,140	47,084
Total	49,042	73,110

At December 31, 2015 and 2014, accrued interests and other differences included on the above liabilities amounted to 355 and 538, respectively.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2017	19,860
2018	1,280
Total	21,140

24.10.	Other liabilities from financial transactions – Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
Description	2015	2014
Short-term liabilities
Other lines of credit from local and foreign banks	1,863,296	478,706
Total short-term liabilities	1,863,296	478,706
Long-term liabilities
Other lines of credit from local and foreign banks	279	74,614
Total long-term liabilities	279	74,614
Total	1,863,575	553,320

Accrued interests included on the above liabilities are 78,636 and 22,870, at December 31, 2015 and 2014, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2017	279
Total	279

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to loans to companies involved in foreign trade transactions.

24.11.	Balances in foreign currency

The balances of assets and liabilities denominated in foreign currency are as follows:

	December 31,
Description	2015	2014
Assets
Cash and due from banks	14,886,307	6,074,553
Government and private securities	349,419	416,368
Loans	3,885,787	2,044,185
Other receivables from financial transactions	1,229,168	324,144
Investments in other companies	3,436	2,259
Other receivables	364,435	168,957
Suspense items	1,579	378
Total	20,720,131	9,030,844
Liabilities
Deposits	12,561,577	5,488,117
Other liabilities from financial transactions	5,833,207	1,733,911
Other liabilities	76,312	55,840
Suspense items	4,300	1,016
Total	18,475,396	7,278,884

24.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2015 and 2014 the consolidated minimum capital is based upon risk-weighted assets and also considers operational risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2015	7,067,814	13,704,185	6,636,371
December 31, 2014	5,099,413	10,406,607	5,307,194

(1)	The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 63,646 and 153,535 as at December 31, 2015 and 2014, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

24.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2015, 2014 and 2013, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

24.14.	Employee benefit plans

The Bank does not maintain pension plans for its employees; nevertheless, since 2005 and up to 2014 the BBVA Francés gave to certain executives, with a role at corporate level, the possibility to access into defined contribution pension plan that it is subject to ASC 962-10, Plan Accounting-Defined Contribution Pension Plans: Overall. This pension plan consisted in a percentage calculated over determinate recompensing concepts. At December 31, 2014 and 2013 the Bank has been accruing 1,516 and 2,339 in “Operating Expenses - Payroll expenses”, respectively. This concept has not had impact under U.S. GAAP. During the fiscal year ended December 31, 2015, the Bank did not pay any amount as contribution pension plans.

Additionally, following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Francés, approved incentive plan which included the delivery of BBVA shares to certain executives. At December 31, 2015 and 2015 the Bank recognized 21,249 and 12,956, respectively, for this concept. It had not impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 475,637, 208,222 and 201,306 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

24.15.	Business segment consolidated information

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	As of December 31, 2015
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	108,328,795	2,353,104	110,681,899	54,299	110,736,198
Financial income	16,018,375	542,417	16,560,792	3,987	16,564,779
Service charge income and other income	6,304,917	387,549	6,692,466	14,541	6,707,007
Total income (1)	22,323,292	929,966	23,253,258	18,528	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)	—	(7,121,001)
Allowances for doubtful loans	(627,854)	(9,163)	(637,017)	—	(637,017)
Operating expenses	(6,543,354)	(44,845)	(6,588,199)	(6,947)	(6,595,146)
Other expenses (2)	(4,804,604)	(192,814)	(4,997,418)	(646)	(4,998,064)
Total expenses (3)	(18,937,963)	(405,672)	(19,343,635)	(7,593)	(19,351,228)
Results on minority interest in subsidiaries	(639)	(130,390)	(131,029)	(5,042)	(136,071)
Total net income	3,384,690	393,904	3,778,594	5,893	3,784,487

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

	As of December 31, 2014
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	71,938,474	2,300,710	74,239,184	49,722	74,288,906
Financial income	12,718,903	552,435	13,271,338	5,661	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800	—	5,209,800
Total income (1)	17,506,926	974,212	18,481,138	5,661	18,486,799
Financial expenses	(5,413,795)	(248,813)	(5,662,608)	2,489	(5,660,119)
Allowances for doubtful loans	(561,330)	(13,333)	(574,663)	—	(574,663)
Operating expenses	(5,556,415)	(37,742)	(5,594,157)	(12,940)	(5,607,097)
Other expenses (2)	(3,179,083)	(155,637)	(3,334,720)	(2,041)	(3,336,761)
Total expenses (3)	(14,710,623)	(455,525)	(15,166,148)	(12,492)	(15,178,640)
Results on minority interest in subsidiaries	(310)	(106,503)	(106,813)	3,150	(103,663)
Total net income	2,795,993	412,184	3,208,177	(3,681)	3,204,496
(6)	Includes: financial income, service charge income and other income.
(7)	Includes: service charge expense, other expense and income tax.
(8)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(9)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(10)	See Note 15.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	As of December 31, 2013
	Continued operations			Discontinued operations (5)
	Banking Financial
	BBVA Banco Francés S.A.(4)	PSA Finance S.A.	Total	Pension Fund Manager	Total

Total assets	55,765,494	2,684,358	58,449,852	73,772	58,523,624
Financial income	7,818,945	416,334	8,235,279	8,130	8,243,409
Service charge income and other income	3,463,699	344,558	3,808,257	7,124	3,815,381
Total income (1)	11,282,644	760,892	12,043,536	15,254	12,058,790
Financial expenses	(3,015,193)	(241,659)	(3,256,852)	3,042	(3,253,810)
Allowances for doubtful loans	(431,467)	(21,797)	(453,264)	—	(453,264)
Operating expenses	(3,848,175)	(33,797)	(3,881,972)	(18,497)	(3,900,469)
Other expenses (2)	(2,237,062)	(134,428)	(2,371,490)	(1,099)	(2,372,589)
Total expenses (3)	(9,531,897)	(431,681)	(9,963,578)	(16,554)	(9,980,132)
Results on minority interest in subsidiaries	(97)	(54,916)	(55,013)	599	(54,414)
Total net income	1,750,650	274,295	2,024,945	(701)	2,024,244

(1)	Includes: financial income, service charge income and other income.
(2)	Includes: service charge expense, other expense and income tax.
(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.
(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and BBVA Francés Valores S.A.
(5)	See Note 15.

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

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of instruments issued by the BCRA, other debt obligations and Federal Government secured loans. For the fiscal years ended December 31, 2015, 2014 and 2013 the Bank recorded net income from government securities for 3,505,177, 1,661,035 and 357,995, respectively. In addition, for the fiscal years ended December 31, 2015, 2014 and 2013, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 15,680, 16,454 and 8,840, respectively.

24.16.	Consolidated income statements and balance sheets

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

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
	2015	2014	2013
Consolidated Income Statements
Interest and fees on loans	9,390,136	8,188,102	5,869,353
Trading account interest	3,745,359	1,996,097	485,258
Total interest income	13,135,495	10,184,199	6,354,611
Interest on deposits	5,185,742	4,185,730	2,388,993
Interest on short-term borrowings	622,754	550,202	284,740
Interest on long-term debt	166	—	3
Total interest expense	5,808,662	4,735,932	2,673,736
Net interest income	7,326,833	5,448,267	3,680,875
Provision for loan losses	637,017	574,663	453,264
Net interest income after provision for loan losses	6,689,816	4,873,604	3,227,611
Service charges on deposit accounts	918,144	702,687	305,997
Credit card service charges and fees	4,805,067	3,448,494	1,999,788
Fees on securities activities	42,631	22,370	16,745
Other commissions	2,682,554	2,087,809	1,847,781
Income from investment in equity securities	192,666	193,304	96,686
Foreign currency gains, net	382,871	856,129	590,982
Gains on disposal of fixed and other assets	638	1,005	477
Others	1,111,720	990,796	845,723
Total other income	10,136,291	8,302,594	5,704,179
Consolidated Expenses Statements
Commissions	1,825,973	872,368	615,635
Personnel expenses	3,479,705	2,849,130	1,959,587
Fees and external administrative services	347,676	407,995	291,108
Depreciation of bank premises and equipment and other fixed assets	200,933	140,162	101,161
Business travel and development	41,208	34,365	26,359
Utilities	116,201	99,948	70,095
Advertising and promotion	241,686	232,988	172,307
Contributions and taxes	2,405,930	1,745,515	1,172,410
Maintenance and repairs	276,867	258,961	183,157
Provision for loss contingencies	352,957	236,826	166,288
Others	1,702,014	1,422,720	1,027,979
Total other expenses	10,991,150	8,300,978	5,786,086
Income before income tax and tax on minimum presumed income expenses	5,834,957	4,875,220	3,145,704
Income tax and tax on minimum presumed income expenses	2,050,470	1,670,724	1,121,460
Net income attributable to the controlling interest	3,784,487	3,204,496	2,024,244
Results attributable to the non-controlling interest	(136,071)	(103,663)	(54,414)
Net income	3,920,558	3,308,159	2,078,658
Net income per Ordinary Share (1)	7.05	5.97	3.77

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

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2015 and 2014 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
	2015	2014
Assets
Cash and due from banks	5,385,528	3,209,804
Interest bearing deposits in other banks	23,295,999	9,628,191
Unsettled spot purchases	1,117,655	312,684
Debtors under forward sales and under reverse repurchase agreements	1,006,538	1,242,258
Debtors under unsettled spot sales	102,206	163,304
Trading account assets	14,422,027	11,633,325
Investments securities	,353,377	322,990
Loans	57,669,262	42,380,634
Allowance for loan losses	(1,105,941)	(937,794)
Premises and equipment	1,107,173	929,760
Intangible assets	236,861	144,672
Other assets	7,145,513	5,259,078
Total assets	110,736,198	74,288,906

Liabilities and Stockholders’ Equity
Interest bearing deposits	51,132,000	33,038,076
Non interest bearing deposits	25,732,493	18,404,801
Creditors under forward purchases and under reverse repurchase agreements	1,116,953	408
Creditors under unsettled spot purchases	1,112,631	312,751
Forward sales and under repurchase agreements	—	912,653
Unsettled spot sales	1,237,890	544,445
Other short-term borrowings	10,480,247	5,610,907
Other liabilities	3,753,148	2,802,470
Long-term debt	1,084,327	1,236,369
Commitments and contingent liabilities	1,032,010	818,092
Common Stock	536,878	536,878
Other stockholders’ equity	13,179,485	9,794,998
Non-controlling interests in consolidated subsidiaries	338,136	276,058
Total liabilities and stockholders’ equity	110,736,198	74,288,906

The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2015 and 2014 from discontinued operations as if the Bank followed the balance sheets disclosure requirements under Article 9:

	December 31,
	2015	2014
Assets
Cash and due from banks	117	90
Trading account assets	5,707	7,302
Other assets	48,475	42,330
Total assets	54,299	49,722

Liabilities
Non-interest bearing deposits	(1,177)	(290)
Other short-term borrowings	77	5
Other liabilities	3,864	2,883
Commitments and contingent liabilities	32,081	38,605
Non-controlling interests in consolidated subsidiaries	8,970	3,928
Total liabilities	43,815	45,131

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

24.17.	Off-Balance sheet financial instrument

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

In the normal course of its business, the Bank enters into a variety transactions principally in the foreign exchange and stock markets. The majority of the counterparties in the derivative transactions are banks and other financial and local institutions.

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2015 and 2014 the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 24.6. The following table shows at December 31, 2015 and 2014 the notional value forward transactions and SWAP that fall within trading classification:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
	2015	2014
Forward sales / purchases of foreign currency	11,720,492	5,900,181
Forward sales / purchases under reverse repurchase agreements	—	911,981
Interest rate SWAP	963,368	1,003,244

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2015	2014
Credit lines granted (unused portion) covered by debtor classification regulations	327,251	640,198
Foreign trade acceptances and standby letters of credit	511,695	290,735
Guarantees granted	616,780	595,435

(*)	A significant portion of the Bank’s guarantees as of December 31, 2015 and 2014 has a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2015	2014
Self-liquidating counter guarantees	152,108	128,074
Preferred counter guarantees	26,610	5,311
Without guarantees	1,003,200	1,182,530

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2015	2014
Checks drawn on the Bank pending clearing	666,247	564,348
Checks drawn against other Banks	1,369,765	965,725
Drafts and notes for collection	538,366	573,483

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

c)	Trust activities

See Note 10.

NOTE 25—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

25.1.	Income taxes

As explained in Note 5.1., under BCRA´s rules, the Bank determined the charge for income tax applying the effective rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The criterion is in accordance with U.S. GAAP, based on ASC 740-10, Income Taxes: Overall.

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2015	2014	2013
Income before income tax in accordance with U.S. GAAP	5,270,134	4,776,916	3,359,310
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	1,844,547	1,671,921	1,175,759
Tax exempt income	(71,471)	(83,221)	(77,282)
Donations	7,806	4,299	2,891
Non-deductible items	58,061	15,233	64,800
Other, net	1,356	10,926	14,598
Income tax computed in accordance with U.S. GAAP	1,840,299	1,619,158	1,180,766
Income tax computed in accordance with BCRA’s rules	2,050,470	1,670,724	1,121,460
Adjustments to reconcile (tax benefit) / income tax to U.S. GAAP	(210,171)	(51,566)	59,306
Charge for allowances on deferred tax assets	(7,887)	42,278	—

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (31,070, 48,989 and 39,910 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (514, 420 and 370 for the fiscal years ended December 31, 2015, 2014, and 2013, respectively) and gains generated in Tierra del Fuego province, which were not subject to income tax (39,887, 33,812 and 37,002 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively).

“Other, net” includes other net effects, tax exempt income and non-deductible items.

The principal components of “Other, net” are explained in the table below:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31,
Concept	2015	2014	2013
Non-deductible royalties	187	3,170	6,279
Business travel and development non-deductible	341	319	289
Other	828	7,437	8,030
Other, net	1,356	10,926	14,598

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

As mentioned in Note 5.1 to the Consolidated Financial Statements, “Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax recoverable amounting to 6,800, 8,400 and (25,800) for the fiscal years 2015, 2014 and 2013, respectively, were classified in the “Other Expense” or “Other Income” line item of the Consolidated Statement of Operations (see Notes 6.j) and 6.k), as appropriate, with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules.

The allowances on deferred tax assets in accordance with U.S. GAAP are shown below:

	December 31,
Description	2015	2014	2013

Accounting evolution
Initial Balance	42,278	—	—
Increase / (decrease)	(7,887)	42,278	—
Final Balance	34,391	42,278	—

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the income tax computed in accordance with U.S. GAAP:

	December 31,
	2015	2014	2013
Income tax computed in accordance with BCRA’s rules	2,050,470	1,670,724	1,121,460
Net current Tax adjustment U.S. GAAP	(210,171)	(51,566)	59,306
Income tax computed in accordance with U.S. GAAP	1,840,299	1,619,158	1,180,766

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under U.S. GAAP for the fiscal year ended December 31, 2015.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with U.S. GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 5,926 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

under U.S. GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

Detailed below is a numeric reconciliation for a better comprehension of the above:

	December 31, 2015

Income tax computed in accordance with BCRA´s rules		2,050,470

1. Adjustments to reconcile tax benefit to U.S. GAAP		(210,171)

Income tax computed in accordance with U.S. GAAP		1,840,299

2. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	295,155
Deferred tax asset under BCRA (final Balance)	301,081
Adjustment to reconcile net deferred tax asset under U.S. GAAP	5,926	5,926

3. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(295,155)
Deferred tax asset under BCRA (final Balance)	(301,081)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	(5,926)	(5,926)

Total Income tax expense in accordance with U.S. GAAP		1,840,299

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

ASC 740-10, Income Taxes: Overall requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 266,690, 252,877and 231,100 as of December 31, 2015, 2014 and 2013, respectively.

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2015	2014	2013
Deferred tax assets:
Carry forward	9,287	10,453	1,506
Loans	36,926	58,890	46,865
Loan origination and issuance credit card’s fees	181,088	120,886	82,375
Other liabilities	20,556	355	16,508
Allowance for loss contingencies	395,181	346,015	252,949
Other	23,024	24,336	22,607
	666,062	560,935	422,810
Deferred tax liabilities:
Government and private securities valuation	(96,122)	(92,931)	(14,538)
Foreign exchange difference	(52,410)	(35,056)	(14,893)
Property, equipment and miscellaneous assets	(52,950)	(32,827)	(34,304)
Intangible assets	(120,152)	(57,029)	(40,030)
Other	(27,021)	(57,214)	(36,283)
	(348,655)	(275,057)	(140,048)
Net deferred tax asset under U.S. GAAP	317,407	285,878	282,762
Net deferred tax asset in accordance with BCRA’s rules	301,081	295,155	231,100
Net deferred tax liabilities in accordance with BCRA’s rules	(1,529)	—	—
Adjustment to reconcile net deferred tax assets to U.S. GAAP	17,855	(9,277)	51,662

Allowances on deferred tax assets in accordance with BCRA’s rules	(301,081)	(295,155)	(231,100)
Allowances on deferred tax assets in accordance with U.S. GAAP	(34,391)	(42,278)	—
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	266,690	252,877	231,100

Net deferred tax asset under U.S. GAAP – Net of allowances	283,016	243,600	282,762

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪	Government and private securities valuation: as mentioned in Note 25.4. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing an increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2015, 2014 and 2013.

▪	Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. Furthermore, in order to recognize the expense mentioned in tax basis, the Bank has chosen the allowance method ruled by the 133rd article form Tax Income Law Decree. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 25.2.).

▪	Intangible assets: under tax criteria, certain assets and deferred costs are written off in full when capitalized, while under US GAAP they are amortized over their estimated useful life or contract life, as applicable.

▪	Property, equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated by inflation as explained in Note 3.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

▪	Allowance for loss contingencies: as regards deduction of loss contingencies, effective Argentine tax rules require the existence of certain indicators defined in the Income Tax Law (i.e. final judgment), whereas under accounting criteria, loss contingencies charges are recorded on the basis of the estimated amounts necessary to meet contingencies of probable occurrence.

As of December 31, 2015, 2014 and 2013 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order reconciling assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect over continued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 284,545, 243,600 and 265,674 as of December 31, 2015, 2014 and 2013, respectively. In addition, income would have increased by 223,984 and 26,378 as of December 31, 2015 and 2014, respectively and would have decreased by 58,961 as of December 31, 2013.

The effect over discontinued operations of reflecting such adjustments on the Bank’s net assets causes them to increase by 17,088 as of December 31, 2013. On the other hand, income would have decreased by 17,088 and 345 as of December 31, 2014 and 2013, respectively.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2015, 2014 and 2013, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax for such fiscal years.

25.2.	Loan origination and issuance credit card’s fees

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

The effects of adjustments over continued operations required to state such amounts in accordance with US. GAAP would be decreased assets by 505,809, 336,662 and 235,356 at December 31, 2015, 2014 and 2013, respectively. On the other hand, income over continued operations for the fiscal years ended December 31, 2015, 2014 and 2013 would have decreased by 169,147, 101,306 and 90,728, respectively.

These adjustments do not have effects over discontinued operations.

25.3.	Loan loss reserve

The Bank provides for losses on loans generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectibility may be impaired, and also through mandatory

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 25.3.1 and 25.3.2.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
—Total amount of loans considered as impaired	390,253	432,945	536,346
Amount of loans considered as impaired for which there is a related allowance for credit losses	390,253	432,945	536,346
—Reserves allocated to impaired loans	329,133	375,241	267,960
—Average balance of impaired loans during the fiscal year	414,281	391,727	474,967

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2015	2014	2013
Balance at the beginning of the fiscal year	519,152	415,064	325,887
Provision for loan losses	568,959	464,266	346,839
Charge-offs	(480,060)	(360,178)	(257,662)
Balance at the end of the fiscal year	608,051	519,152	415,064

25.3.1.	Interest recognition—non-accrual loans

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

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

25.3.2.	Impaired loans—Non-Financial Private Sector and residents abroad

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

Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 497,890, 418,642 and 307,398 at December 31, 2015, 2014 and 2013, respectively. On the other hand, the income would have increased by 79,248, 111,244 and 109,428 at December 31, 2015, 2014 and 2013, respectively.

These adjustments do not have effects over discontinued operations.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the U.S. GAAP and makes the necessary adjustments as indicated in the table below (which shows the impact on the shareholders’ equity of BBVA Francés):

	2015			2014			2013
	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.
Commercial-like consumer	86,927	81,212	5,715	88,649	80,100	8,549	39,285	78,569	(39,284)
Consumer	740,930	300,833	440,097	610,797	233,742	377,055	449,656	131,790	317,866
Commercial (sit 2-6)	11,435	11,564	(129)	28,512	28,512	—	31,588	31,588	—
Commercial (sit 1)	266,649	214,442	52,207	209,836	176,798	33,038	201,933	173,117	28,816
Total	1,105,941	608,051	497,890	937,794	519,152	418,642	722,462	415,064	307,398

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

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

The amount of refinanced transactions as of December 31, 2015 and 2014 were 480,852 and 374,778, respectively.

The total of refinancing transactions granted during 2015 amounted to 442,678, of which 71.1% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2015.

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

Even when the information is at December 31, 2015, the loans which were restructured during the last months of the year have been outstanding less than 12 months and therefore the information shows partial values.

It is possible to observe in the table the variation of the allowances for loan losses during 2015 and 2014, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowances for loan losses increased as the level of restructurings loans increased.

2015				2014

	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	12,802	247,973	8,693	Consumer	14,510	224,400	6,775
Commercial	9	58,749	586	Commercial	2	8,032	80
	12,811	306,722	9,279		14,512	232,432	6,855

	-1 month				-1 month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	12,802	338,931	91,001	Consumer	14,510	309,415	85,615
Commercial	9	46,303	749	Commercial	2	9,055	91
	12,811	385,234	91,750		14,512	318,470	85,706

	Current month				Current month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured Loans
Consumer	12,802	397,710	110,074	Consumer	14,510	371,377	113,413
Commercial	9	44,968	450	Commercial	2	8,376	84
	12,811	442,678	110,523		14,512	379,753	113,497

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	12,802	303,756	66,209	Consumer	14,510	296,259	72,922
Commercial	9	42,722	1,440	Commercial	2	6,159	62
	12,811	346,478	67,650		14,512	302,418	72,984

Variation -12 months vs Current month	1,091.2%	Variation -12 months vs Current month	1,555.7%

Variation -1 months vs Current month	20.5%	Variation -1 months vs Current month	32.4%

Variation +12 months vs Current month	(38.8)%	Variation +12 months vs Current month	(35.7)%

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

During 2015 there were nine restructuring transactions of commercial loans, all of them in the performing portfolio as of December 31, 2015. In the two cases of commercial loans refinanced in 2014, our refinancing guarantees improved, obtaining warrants.

As for the consumer segment, all the restructuring transactions effected during 2015 and 2014 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

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

Loans considered TDR for the years ended December 31, 2015 and 2014 were as follows:

	2015
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	14	34,085
Consumer
Personal Loans	18,258	427,608
Mortgage	28	3,438
Others	177	15,721
	18,477	480,852

	2014
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Mortgage	1	1,795
Others	12	11,568
Consumer
Personal Loans	17,957	345,613
Mortgage	170	5,796
Others	56	10,006
	18,196	374,778

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the years ended December 31, 2015 and 2014 were as follows:

	2015
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	3,568	81,506
Mortgage	3	292
Others	22	5,227
	3,593	87,025

	2014
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	3,927	75,957
Mortgage	3	73
Others	18	3,095
	3,948	79,125

-	Past due loans

The tables below disclose an aging analysis of our past due loans for December 31, 2015 and 2014:

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2015
Financial sector	243	770	28,803	29,816
To non-financial private sector and residents abroad:	12,202	19,288	206,648	238,138
Discounted instruments	1,273	—	1,104	2,377
Real estate mortgage	75	100	2,220	2,395
Collateral loans	510	450	38,852	39,812
Consumer	6,695	5,688	67,622	80,005
Credit cards	3,488	8,854	31,165	43,507
Other	161	4,196	65,685	70,042
Total	12,445	20,058	235,451	267,954

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2014
Financial sector	—	—	293	293
To non-financial private sector and residents abroad:	22,136	20,371	276,711	319,218
Discounted instruments	969	2,030	2,700	5,699
Real estate mortgage	97	5	4,215	4,317
Collateral loans	698	953	49,475	51,126
Consumer	6,936	5,422	85,676	98,034
Credit cards	1,724	7,053	38,373	47,150
Other	11,712	4,908	96,272	112,892
Total	22,136	20,371	277,004	319,511

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

25.4.	Government and other debt securities—Available for sale

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

At December 31, 2015 and 2014 and under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income (see Note 3.4.2.a). The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year).

Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income (OCI) until the securities are realized. Therefore the results of continued operations under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities.

In addition, under BCRA regulations the bank holds instruments issued by such BCRA at amortized cost (see Note 3.4.2.b). According to U.S. GAAP, the Bank decided to classify these securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 8,572, 28,091 and 7,524 at December 31, 2015, 2014 and 2013, respectively.

The adjustments on net income comprise the effect of the securities carried at fair value with changes in income under BCRA regulations (Note 3.4.2.a), plus the effect of the instruments issued by BCRA at amortized cost (Note 3.4.2.b). Had U.S. GAAP been applied the income for the fiscal years ended December 31, 2015 and 2014 would have decreased by 503,450 and 159,000, respectively, and would have increased by 147,934 for the fiscal year ended December 31, 2013.

These adjustments do not have effects over discontinued operations.

To such effects, the following adjustments were made:

	US GAAP stockholder equity			Result (a)			Gross unrealized Gains / (Loss) (b)			Net income (a – b)
	December 31,			December 31,			December 31,			December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Continued operations	(8,572)	(28,091)	(7,524)	19,519	(20,567)	(4,164)	522,969	138,433	(152,098)	(503,450)	(159,000)	147,934
Total	(8,572)	(28,091)	(7,524)	19,519	(20,567)	(4,164)	522,969	138,433	(152,098)	(503,450)	(159,000)	147,934

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2015 and 2014 are as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	Government securities
	December 31,
	2015	2014
Amortized cost	7,894,959	9,113,987
Gross Unrealized Loss	(48,483)	(170,401)
Gross Unrealized Gains	434,238	33,187
Fair Value	8,280,714	8,976,773
Number of Positions	39	44

The following table shows the disclosures about investments as of December 31, 2015 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	5,304,441	(48,483)	—	—	5,304,441	(48,483)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2015 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

25.5.	Gain contingencies

Constitutional protection actions:

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003 (see Note 3.4.13.). At December 31, 2015 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 50,001, 37,043 and 31,034 at December 31, 2015, 2014 and 2013, respectively. On the other hand the income would have decreased by 12,958, 6,009 and 1,263 at December 31, 2015, 2014 and 2013, respectively.

These adjustments do not have effects over discontinued operations.

25.6.	Investment in other companies

At December 31, 2015, 2014 and 2013, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

impairment in value. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 18,388, 7,038 and 7,038 at December 31, 2015, 2014 and 2013.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 80,527, 54,716 and 42,641 at December 31, 2015, 2014 and 2013, respectively.

On the other hand, the income over continued operations would have decreased by 37,161, 12,075 and 11,512 for the fiscal years ended December 31, 2015, 2014 and 2013, respectively due to the effect of the differences mentioned in the preceding paragraphs.

These adjustments do not have effects over discontinued operations.

25.7.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when the absence occur. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied over continued operations, the Bank’s liabilities would have increased by 434, 531 and 424 at December 31, 2015, 2014 and 2013, respectively. In addition, the income for the fiscal year ended at December 31, 2015 would have increased by 97 and would have decreased by 107 and 35 at December 31, 2014 and 2013, respectively.

These adjustments do not have effects over discontinued operations.

25.8.	Items in process of collection

The Bank does not give accounting recognition to checks drawn against the Bank or other Banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in Memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 2,574,378 and 2,103,556 at December 31, 2015 and 2014, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

25.9.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). In the United States, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 25.14.). Under this standard, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 2,226,399 and 852,219 at December 31, 2015 and 2014, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

25.10.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2015, 2014 and 2014. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

25.11.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 511,695 and 290,735 at December 31, 2015 and 2014, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

25.12.	Fair Value of Financial Instruments

(i)	The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Francés has categorized its financial instruments based on the priority of the inputs to the valuation technique, into same of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Financial Statements are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that BBVA Francés has the ability to access.

Level 2	They are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Level 3

Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Assets and liabilities valued at their fair recurrent value as of December 31, 2015 and 2014 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	7,569,092	1,742,130	—	9,311,222
- Holding booked at fair value	1,481,048	1,742,130	—	3,223,178
- Instruments issued by the BCRA	5,975,563	—	—	5,975,563
- Investments in listed private securities	112,481	—	—	112,481

Other receivables from financial transactions	1,148,617	—	—	1,148,617
- Instruments to be received for spot and forward purchases to be settled	1,117,655	—	—	1,117,655
- Non-deliverable forward transactions balances to be settled	30,962	—	—	30,962

Liabilities
Other liabilities from financial transactions	2,354,843	—	—	2,354,843
- Instruments to be delivered for spot and forward sales to be settled	1,237,890	—	—	1,237,890
- Non-deliverable forward transactions balances to be settled	1,116,953	—	—	1,116,953

	Fair value measurements on a recurring basis as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	5,096,339	6,537,187	—	11,633,526
- Holding booked at fair value	2,942,473	—	—	2,942,473
- Instruments issued by the BCRA	2,092,869	6,537,187	—	8,630,056
- Investments in listed private securities	60,997	—	—	60,997

Other receivables from financial transactions	312,684	187,802	—	500,486
- Instruments to be received for spot and forward purchases to be settled	312,684	—	—	312,684
- Unlisted corporate bonds	—	48,653	—	48,653
- Non-deliverable forward transactions balances to be settled	—	139,149	—	139,149

Liabilities
Other liabilities from financial transactions	1,457,098	1,868,842	—	3,325,940
- Unsubordinated corporate bonds	—	1,868,434	—	1,868,434
- Instruments to be delivered for spot and forward sales to be settled	1,457,098	—	—	1,457,098
- Non-deliverable forward transactions balances to be settled	—	408	—	408

(ii)	ASC 825-10, Financial Instruments: Overall requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

Holdings booked at amortized cost: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2015 and 2014. These assets are classified in Level 2.

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2015 and 2014. These assets are classified in Level 2 and 3.

Other receivables from financial transactions

Unlisted corporate bonds: the majority of these operations have a variable interest rate so the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These bonds are classified in Level 2.

Investments in other companies

The carrying value these instruments are considered to approximate fair value. These instruments are classified in Level 2.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2015 and 2014 (more than 99% considering the contractual terms in effect as of such date) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date. These liabilities are classified in Level 2.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

Other liabilities from financial transactions

As of December 31, 2015 and 2014, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These liabilities are classified in Level 1 and 2.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 25.17.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2015 and 2014 market fee would not give rise to a material variance from the carrying amount.

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2015 and 2014:

	December 31,
	2015		2014
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	27,970,286	27,970,286	12,560,154	12,560,154
Government and private securities (1)	14,422,191	14,413,669	11,633,489	11,605,434
Loans (2)	56,563,321	53,648,136	41,442,840	39,125,882
Other receivables from financial transactions (3)	3,728,874	3,727,225	2,612,371	2,622,049
Receivables from financial leases	2,407,451	2,407,451	2,073,242	2,073,242
Investments in other companies	353,377	353,377	322,990	322,990
	105,445,500	102,520,144	70,645,086	68,309,751
Financial liabilities
Deposits	76,864,493	76,864,493	51,442,877	51,442,877
Other liabilities from financial transactions (3)	15,032,048	15,032,639	8,617,533	8,428,895
	91,896,541	91,897,132	60,060,410	59,871,772

(1)	Includes the effect described in Note 25.4.
(2)	Includes the effects described in Note 25.3.2.
(3)	Includes the effects described in Note 25.14.
(4)	Under BCRA’s rules.

Following, we disclose the financial assets and liabilities at December 31, 2015 and 2014 by levels:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31, 2015
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from banks	27,970,286	27,970,286	—	—	27,970,286
Government and private securities	14,422,191	7,771,086	6,642,583	—	14,413,669
Loans	56,563,321	—	41,238,318	12,409,818	53,648,136
Other receivables from financial transactions	3,728,874	3,525,792	201,433	—	3,727,225
Receivables from financial leases	2,407,451	—	2,407,451	—	2,407,451
Investments in other companies	353,377	—	353,377	—	353,377
	105,445,500	39,267,164	50,843,162	12,409,818	102,520,144
Financial liabilities
Deposits	76,864,493	—	76,864,493	—	76,864,493
Other liabilities from financial transactions	15,032,048	13,226,556	1,806,083	—	15,032,639
	91,896,541	13,226,556	78,670,576	—	91,897,132

	December 31, 2014
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Total
Financial assets
Cash and due from banks	12,560,154	12,560,154	—	12,560,154
Government and private securities	11,633,489	5,096,339	6,509,095	11,605,434
Loans	41,442,840	—	39,125,882	39,125,882
Other receivables from financial transactions	2,612,371	2,424,569	197,480	2,622,049
Receivables from financial leases	2,073,242	—	2,073,242	2,073,242
Investments in other companies	322,990	—	322,990	322,990
	70,645,086	20,081,062	48,228,689	68,309,751
Financial liabilities
Deposits	51,442,877	—	51,442,877	51,442,877
Other liabilities from financial transactions	8,617,533	6,559,188	1,869,707	8,428,895
	60,060,410	6,559,188	53,312,584	59,871,772

25.13.	Goodwill

▪	On May 4, 1998 the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with face value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments over continued operations required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2015, 2014 and 2013.

▪	On May 13, 1999, BBVA (majority owner of BBVA Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have increased by 54,695 at December 31, 2015, 2014 and 2013.

▪	ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

GAAP goodwill. Had U.S. GAAP been applied over continued operations, the Bank’s assets would have decreased by 309,577 as of December 31, 2015, 2014 and 2013.

These adjustments do not have effects over discontinued operations.

25.14.	Accounting for Derivative Instruments and Hedging Activities

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

Had U.S. GAAP been applied, the assets over continued operations would have decreased by 1,648 and liabilities over continued operations would have increased by 31,258 at December 31, 2015. At December 31, 2014 the assets and liabilities over continued operations would have increased by 9,678 and 865, respectively. At December 31, 2013 the assets and liabilities over continued operations would have increased by 8,213 and 25,766, respectively. On the other hand, income over continued operations would have decreased by 41,719 and 23,554 for the fiscal years ended December 31, 2015 and 2013, respectively and would have increased by 26,366 for the fiscal year ended December 31, 2014.

These adjustments do not have effects over discontinued operations.

In Note 25.17.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

25.15.	Loss contingencies

As mentioned in Note 7.1, as from January 2015 the Bank has raised a provision for 48,567 for penalties enforced against it, to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank requiring to book a provision for 100% of the amounts of penalties even if deems judicial or administrative action to suspend payment and whatever the status of the case. Notwithstanding, the Bank does not expect any adverse financial impacts in this respect.

Under U.S. GAAP, a provision should be raised when it is probable that a liability had been incurred at the date of the financial statements. Had U.S. GAAP been applied over continued operations, the Bank´s liabilities would have decreased by 48,817 at December 31, 2015. On the other hand, income for the fiscal year then ended would have increased by 48,817.

25.16.	Non-controlling interests in consolidated subsidiaries

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied over continued operations, the Bank’s Stockholders’ Equity would have increased by 344,047, 291,452 and 203,443 at December 31, 2015, 2014 and 2013, respectively. In addition, income for the fiscal years ended at December 31, 2015, 2014 and 2013 would have increased by 52,595, 88,009 and 83,935, respectively.

Had U.S. GAAP been applied over discontinued operations, the Bank’s Stockholders’ Equity would have increased by 8,970, 3,928 and 7,078 at December 31, 2015, 2014 and 2013, respectively. In addition, income for the fiscal year ended at December 31, 2015 would have increased by 5,042 and would have decreased by 3,150 and 599 for the fiscal years ended December 31, 2014 and 2015, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

25.17.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income December 31,
	Ref	2015			2014			2013
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Net income in accordance with BCRA attributable to controlling interests		3,778,594	5,893	3,784,487	3,208,177	(3,681)	3,204,496	2,024,945	(701)	2,024,244
Deferred taxes	25.1	210,171	—	210,171	4,601	(17,088)	(12,487)	(33,161)	(345)	(33,506)
Allowances on deferred tax assets	25.1	13,813	—	13,813	21,777	—	21,777	(25,800)	—	(25,800)
Loan origination and issuance credit card’s fees	25.2	(169,147)	—	(169,147)	(101,306)	—	(101,306)	(90,728)	—	(90,728)
Impaired loans-Non Financial Private Sector and residents abroad loans	25.3.2	79,248	—	79,248	111,244	—	111,244	109,428	—	109,428
Government and other debt securities – Available for sale	25.4	(503,450)	—	(503,450)	(159,000)	—	(159,000)	147,934	—	147,934
Gain contingencies	25.5	(12,958)	—	(12,958)	(6,009)	—	(6,009)	(1,263)	—	(1,263)
Investment in other companies	25.6	(37,161)	—	(37,161)	(12,075)	—	(12,075)	(11,512)	—	(11,512)
Vacation expense	25.7	97	—	97	(107)	—	(107)	(35)	—	(35)
Accounting for Derivative Instruments and Hedging Activities	25.14	(41,719)	—	(41,719)	26,366	—	26,366	(23,554)	—	(23,554)
Loss contingencies	25.15	48,817	—	48,817	—	—	—	—	—	—
Non-controlling interests in consolidated subsidiaries	25.16	52,595	5,042	57,637	88,009	(3,150)	84,859	83,935	(599)	83,336
Net income in accordance with U.S. GAAP		3,418,900	10,935	3,429,835	3,181,677	(23,919)	3,157,758	2,180,189	(1,645)	2,178,544
Net income per share in accordance with U.S. GAAP attributable to controlling interests		6.27	0.01	6.28	5.76	(0.04)	5.72	3.90	0.00	3.90
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		0.10	0.01	0.11	0.17	0.00	0.17	0.16	0.00	0.16
Net income per share in accordance with U.S. GAAP		6.37	0.02	6.39	5.93	(0.04)	5.89	4.06	0.00	4.06
Weighted average number of shares outstanding (in thousands)		536,878	536,878	536,878	536,878	536,878	536,878	536,878	536,878	536,878

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

		Consolidated Stockholders’ Equity December 31,
	Ref	2015			2014			2013
		Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Stockholders’ equity in accordance with BCRA attributable to controlling interests		13,705,879	10,484	13,716,363	10,327,285	4,591	10,331,876	7,147,908	8,272	7,156,180
Deferred taxes	25.1	17,855	—	17,855	(9,277)	—	(9,277)	34,574	17,088	51,662
Allowances on deferred tax assets	25.1	266,690	—	266,690	252,877	—	252,877	231,100	—	231,100
Loan origination and issuance credit card’s fees	25.2	(505,809)	—	(505,809)	(336,662)	—	(336,662)	(235,356)	—	(235,356)
Impaired loans-Non Financial Private Sector and residents abroad loans	25.3.2	497,890	—	497,890	418,642	—	418,642	307,398	—	307,398
Government and other debt securities valuation – Available for sale	25.4	(8,572)	—	(8,572)	(28,091)	—	(28,091)	(7,524)	—	(7,524)
Gain contingencies	25.5	(50,001)	—	(50,001)	(37,043)	—	(37,043)	(31,034)	—	(31,034)
Investment in other companies	25.6	(98,915)	—	(98,915)	(61,754)	—	(61,754)	(49,679)	—	(49,679)
Vacation expense	25.7	(434)	—	(434)	(531)	—	(531)	(424)	—	(424)
Accounting for Derivative Instruments and Hedging Activities	25.14	(32,906)	—	(32,906)	8,813	—	8,813	(17,553)	—	(17,553)
Loss contingencies	25.15	48,817	—	48,817	—	—	—	—	—	—
Non-controlling interests in consolidated subsidiaries	25.16	344,047	8,970	353,017	291,452	3,928	295,380	203,443	7,078	210,521
Consolidated Stockholders’ equity in accordance with U.S. GAAP		14,184,541	19,454	14,203,995	10,825,711	8,519	10,834,230	7,582,853	32,438	7,615,291

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

	December 31,
	2015	2014	2013
Assets	111,713,362	76,039,348	61,316,755
Liabilities	97,509,367	65,205,118	53,701,464

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

25.18.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income December 31,
	2015			2014			2013
	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total	Continued operations	Discontinued operations	Total
Financial income	16,057,342	3,987	16,061,329	13,129,235	5,661	13,134,896	8,383,213	8,130	8,391,343
Financial expenses	(7,162,875)	—	(7,162,875)	(5,662,608)	2,489	(5,660,119)	(3,269,636)	3,042	(3,266,594)
Allowances for doubtful loans	(558,089)	—	(558,089)	(469,031)	—	(469,031)	(326,185)	—	(326,185)
Service charge income	5,923,039	—	5,923,039	4,573,496	—	4,573,496	3,363,632	—	3,363,632
Service charge expenses	(2,420,780)	—	(2,420,780)	(1,329,085)	—	(1,329,085)	(955,329)	—	(955,329)
Operating expenses	(6,588,058)	(6,947)	(6,595,005)	(5,594,251)	(12,940)	(5,607,191)	(3,882,015)	(18,497)	(3,900,512)
Loss on minority interest in subsidiaries	(73,993)	—	(73,993)	—	—	—	—	—	—
Other income	552,319	14,541	566,860	510,792	—	510,792	317,095	7,124	324,219
Other expenses	(470,352)	—	(470,352)	(375,547)	(1,295)	(376,842)	(271,207)	(57)	(271,264)
Income before income tax	5,258,553	11,581	5,270,134	4,783,001	(6,085)	4,776,916	3,359,568	(258)	3,359,310
Income Tax	(1,839,653)	(646)	(1,840,299)	(1,601,324)	(17,834)	(1,619,158)	(1,179,379)	(1,387)	(1,180,766)
Total consolidated income	3,418,900	10,935	3,429,835	3,181,677	(23,919)	3,157,758	2,180,189	(1,645)	2,178,544
Comprehensive income
Net income in accordance with U.S. GAAP			3,429,835			3,157,758			2,178,544
Other comprehensive (loss) / income, net of tax (1)			339,930			89,981			(98,864)
Comprehensive net income in accordance with U.S. GAAP			3,769,765			3,247,739			2,079,680

(1) See Note 25.18.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

25.19.	Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2014, 2013 and 2012:

Tax effects on Other Comprehensive Income / (Loss)

	December 31, 2015			December 31, 2014			December 31, 2013
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains / (losses) on securities	522,969	(183,039)	339,930	138,433	(48,452)	89,981	(152,098)	53,234	(98,864)

Other comprehensive income gain/(loss)	522,969	(183,039)	339,930	138,433	(48,452)	89,981	(152,098)	53,234	(98,864)

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2015			December 31, 2014			December 31, 2013
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	(89,190)	(89,190)	—	(179,171)	(179,171)	—	(80,307)	(80,307)

Current-fiscal year change	—	339,930	339,930	—	89,981	89,981	—	(98,864)	(98,864)

Ending balance	—	250,740	250,740	—	(89,190)	(89,190)	—	(179,171)	(179,171)

25.20.	Cash flows information

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2015	2014	2013
Cash and cash equivalents at the end of the fiscal year	27,970,286	12,559,464	12,880,744
Cash and cash equivalents at beginning of the fiscal year	12,559,464	12,880,744	8,613,997
Increase / (Decrease) in cash and cash equivalents	15,410,822	(321,280)	4,266,747
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	21,661,663	1,814,805	5,974,322
Cash (used) / provided in investing activities	(1,946,853)	2,120,715	(353,882)
Cash used in financing activities	(1,140,987)	(693,313)	(545,136)
Effect of exchange rate changes on cash	(3,163,001)	(3,563,487)	(808,557)
Increase / (Decrease) in cash and cash equivalents	15,410,822	(321,280)	4,266,747

The following cash flow information presents the effect of exchange rate changes on cash over continued operations:

	December 31,
	2015	2014	2013
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS OVER CONTINUED OPERATIONS
Cash provided by operating activities	21,649,481	1,777,183	5,954,398
Cash (used) / provided in investing activities	(1,940,708)	2,114,827	(355,190)
Cash used in financing activities	(1,135,067)	(651,403)	(537,019)
Effect of exchange rate changes on cash	(3,162,911)	(3,561,900)	(795,199)
Increase / (Decrease) in cash and cash equivalents	15,410,795	(321,293)	4,266,990

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall, including the adjustments in Note 25.16 (instead of including the cash flow statement under U.S. GAAP):

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31, 2015
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	3,909,623	10,935	3,920,558	(490,723)	—	(490,723)		3,497,334	10,935	3,429,835
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	267,742	—	267,742	—	—	—		267,742	—	267,742
Allowances for doubtful loans and special reserves, net of reversals	343,688	(197)	343,491	(79,248)	—	(79,248)	(1)	264,440	(197)	264,243
Income tax	2,049,824	646	2,050,470	(223,984)	—	(223,984)	(2)	1,825,840	646	1,826,486
Equity loss of unconsolidated subsidiaries	49,915	—	49,915	37,161	—	37,161	(3)	87,076	—	87,076
Foreign exchange differences	3,162,911	90	3,163,001	—	—	—		3,162,911	90	3,163,001
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	11,865,778	708	11,866,486	756,794	—	756,794	(4)	12,622,572	708	12,623,280
Net cash provided by operating activities	21,649,481	12,182	21,661,663					21,649,481	12,182	21,661,663

(1)	Adjustment to Note 25.3.2
(2)	Adjustment to Note 25.1
(3)	Adjustment to Note 25.6
(4)	Others
	December 31, 2014
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	3,314,990	(6,831)	3,308,159	(133,313)	(17,088)	(150,401)		3,181,677	(23,919)	3,157,758
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	198,523	—	198,523	—	—	—		198,523	—	198,523
Allowances for doubtful loans and special reserves, net of reversals	218,236	—	218,236	(111,244)		(111,244)	(1)	106,992	—	106,992
Income tax	1,669,978	746	1,670,724	(26,378)	17,088	(9,290)	(2)	1,643,600	17,834	1,661,434
Equity loss of unconsolidated subsidiaries	54,776	—	54,776	12,075	—	12,075	(3)	66,851		66,851
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(3,679,320)	43,707	(3,635,613)	258,860	—	258,860	(4)	(3,420,460)	43,707	(3,376,753)
Net cash provided by operating activities	1,777,183	37,622	1,814,805					1,777,183	37,622	1,814,805

(5)	Adjustment to Note 25.3.2
(6)	Adjustment to Note 25.1
(7)	Adjustment to Note 25.6
(8)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

	December 31, 2013
	BCRA GAAP			Adjustments				US GAAP
	Cont	Disc	Total	Cont	Disc	Total		Cont	Disc	Total
Net income / (loss)	2,079,958	(1,300)	2,078,658	71,309	(345)	70,964		2,151,267	(1,645)	2,149,622
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	150,158	—	150,158	—	—	—		150,158	—	150,158
Allowances for doubtful loans and special reserves, net of reversals	112,582	—	112,582	(109,428)	—	(109,428)	(1)	3,154	—	3,154
Income tax	1,120,418	1,042	1,121,460	58,961	345	59,306	(2)	1,179,379	1,387	1,180,766
Equity loss of unconsolidated subsidiaries	33,692	—	33,692	11,512	—	11,512	(3)	45,204	—	45,204
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	2,457,590	20,182	2,477,772	(32,354)	—	(32,354)	(4)	2,425,236	20,182	2,445,418
Net cash provided by operating activities	5,954,398	19,924	5,974,322					5,954,398	19,924	5,974,322

(1)	Adjustment to Note 25.3.2
(2)	Adjustment to Note 25.1
(3)	Adjustment to Note 25.6
(4)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

25.21.	New accounting pronouncements (U.S. GAAP)

a)	ASU 2014-09, Revenue from contracts with customers

In May 2014, the FASB provides new accounting guidance to clarify the principles for recognizing revenue from contracts with customers. The new accounting guidance is effective on January 1, 2018.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

b)	ASU 2015-02, Amendments to the Consolidation Analysis

In February 2015, the FASB provides amendments to Topic 810 (Consolidation). The amendments in this Update required to evaluate whether an entity should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

c)	ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments

In September 2015, the FASB provides amendments to Topic 805 (Business Combinations). The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not yet been made available for issuance.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2015, 2014 and 2013

Stated in thousands of Pesos

d)	ASU 2015-17, Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB provides amendments to Topic 740 (Income Taxes). The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update.

For public business entities, the amendments in this Update are effective for financial statements issued for nnual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

e)	ASU 2016-02, Leases

In February 2016, the FASB provides amendments to Topic 842. The amendments in this Update introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB’s new revenue recognition standard. Furthermore, the ASU addresses other concerns related to the current leases model. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure.

For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2018 and interim periods therein. For all other entities, the ASU will be effective for annual periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020. Early adoption will be permitted for all entities.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

(*) Incorporated by reference to the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 10, 2015.