Form 20-F
period 2016-12-31
BBVA BANCO FRANCES SA
filed 2017-04-19
CIK 913059

As filed with the Securities and Exchange Commission on April 19, 2017

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards	☐	Other ☒
Board as issued

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina” or “the Republic”) or changes in general economic or business conditions in Latin America;

▪	changes in capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

▪	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index in Argentina (“CPI”);

▪	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

▪	the factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its Consolidated Financial Statements in conformity with the accounting rules of the Banco Central de la República Argentina (the “Central Bank” or “BCRA”) related thereto (“Argentine Banking GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 25 to our Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity. In this annual report, references to “$”, “US$” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission of Argentina (the “CNV”), in compliance with Decree No. 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) (as amended by Technical Resolution No. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment should be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of December 31,
Entity	2016	2015	2014
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Volkswagen Financial Services Compañía Financiera S.A.	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A.	X	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.00, the peso was allowed to float, and as of April 12, 2017 the peso traded at Ps.15.1742 per US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since 2012.

As mentioned in Note 15 to our Consolidated Financial Statements, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

▪	“BBVA Francés”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with Argentine Banking GAAP.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The historical financial information set forth below for the years ended December 31, 2016, 2015 and 2014 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited financial statements for 2013 and 2012 are not included in this document, but they are included in our annual reports on Form 20-F for the years ended December 31, 2015 and December 31, 2014, respectively, filed by us with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2016 and April 10, 2015, respectively, with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Relating to Argentina”, and “D. Risk Factors—Risks Related to the Argentine Financial System and to BBVA Francés” below.

	For the fiscal year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with Argentine Banking GAAP
Financial income	22,679,938	16,564,779	13,276,999	8,243,409	5,714,921
Financial expenses	(10,255,842)	(7,121,001)	(5,660,119)	(3,253,810)	(2,057,871)
Gross intermediation margin	12,424,096	9,443,778	7,616,880	4,989,599	3,657,050
Allowances for loan losses	(1,054,828)	(637,017)	(574,663)	(453,264)	(256,259)
Service charge income	8,255,907	6,095,836	4,678,533	3,453,850	2,530,197
Service charge expenses	(3,933,108)	(2,420,780)	(1,329,085)	(955,329)	(683,730)
Operating expenses	(9,557,633)	(6,595,146)	(5,607,097)	(3,900,469)	(3,061,708)
Net other income / (expenses)	65,328	84,357	194,315	65,731	(21,000)
Income before income tax	6,199,762	5,971,028	4,978,883	3,200,118	2,164,550
Income tax	(2,449,870)	(2,050,470)	(1,670,724)	(1,121,460)	(864,676)
Net income	3,749,892	3,920,558	3,308,159	2,078,658	1,299,874
Results on minority interests in subsidiaries	(106,220)	(136,071)	(103,663)	(54,414)	(36,195)
Final consolidated income	3,643,672	3,784,487	3,204,496	2,024,244	1,263,679

Net operating revenue (2)	16,746,895	13,118,834	10,966,328	7,488,120	5,503,517
Net operating income (3)	6,134,434	5,886,671	4,784,568	3,134,387	2,185,550

Net income per ordinary share (4) (5)	6.79	7.05	5.97	3.77	2.35
Net income per ADS (4) (5)	20.37	21.15	17.91	11.31	7.05
Dividends per ordinary share (5) (6)	1.69685	1.67636	0.74505	0.05364	—
Dividends per ADS (5) (6)	5.09055	5.02908	2.23515	0.16092	—
Net operating income per ordinary share (4) (5)	11.43	10.96	8.91	5.84	4.07
Net operating income per ADS (4) (5)	34.29	32.88	26.73	17.52	12.21
Average ordinary shares outstanding (000s) (5)	536,878	536,878	536,878	536,878	536,878

Amounts in accordance with U.S. GAAP:
Net income	4,242,163	3,429,835	3,157,758	2,178,544	1,541,104

Net income per ordinary share (4) (5)	7.90	6.39	5.88	4.06	2.87
Net income per ADS (4) (5)	23.70	19.17	17.64	12.18	8.61
Average ordinary shares outstanding (000s) (5)	536,878	536,878	536,878	536,878	536,878

CONSOLIDATED BALANCE SHEET
Amounts in accordance with Argentine Banking GAAP
Cash and due from banks	48,226,107	27,970,286	12,560,154	12,881,781	8,614,889
Government and corporate securities	12,738,809	14,422,191	11,633,489	3,459,935	4,101,846
Loans, net of allowances	78,889,921	56,563,321	41,442,840	36,468,194	28,493,431
Other assets	11,897,874	11,780,400	8,652,423	5,713,714	3,574,413
Total assets	151,752,711	110,736,198	74,288,906	58,523,624	44,784,579

Deposits	114,621,753	76,864,493	51,442,877	43,759,465	34,165,053
Other liabilities and minority interest in subsidiaries	20,670,923	20,155,342	12,514,153	7,607,979	5,487,590
Total liabilities and minority interest in subsidiaries	135,292,676	97,019,835	63,957,030	51,367,444	39,652,643

Capital stock	536,878	536,878	536,878	536,878	536,878
Issuance premiums	182,511	182,511	182,511	182,511	182,511
Adjustments to stockholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	11,783,995	8,899,508	6,095,012	4,099,568	2,835,889
Unappropriated earnings	3,643,672	3,784,487	3,204,496	2,024,244	1,263,679
Total stockholders’ equity	16,460,035	13,716,363	10,331,876	7,156,180	5,131,936

For the fiscal year ended December 31,
2016	2015	2014	2013	2012
Amounts in accordance with U.S. GAAP
Total assets	155,974,903	111,713,362	76,039,348	61,316,755	47,552,013
Total stockholders’ equity	17,609,603	14,203,995	10,834,230	7,615,291	5,535,611

SELECTED RATIOS IN ACCORDANCE WITH ARGENTINE BANKING GAAP

Profitability and Performance
Return on average total assets (7)	2.78%	4.09%	4.83%	3.92%	3.02%
Return on average stockholders’ equity (8)	24.15%	31.47%	36.65%	32.95%	28.08%
Services charge income as a percentage of operating expenses	86.38%	92.43%	83.44%	88.55%	82.64%
Operating expenses as a percentage of average total assets (9)	7.28%	7.13%	8.44%	7.55%	7.31%

Capital
Stockholders’ equity as a percentage of total assets	10.85%	12.39%	13.91%	12.23%	11.46%
Total liabilities as a multiple of stockholders’ equity	8.22	x	7.07	x	6.19	x	7.18	x	7.73	x

Credit Quality
Allowances for loans losses as a percentage of total loans	2.01%	1.92%	2.21%	1.94%	1.81%
Non-performing loans as a percentage of gross loans (10)	0.77%	0.64%	0.99%	0.76%	0.65%
Allowances for loans losses as a percentage of non-performing loans (9)	262.65%	298.90%	224.20%	254.16%	278.79%

(1)	Except net income per ordinary share and net income per ADS data and financial ratios.

(2)	Includes: financial income, financial expenses, services charge income and service charge expenses.

(3)	Includes: financial income, financial expenses, allowances for loan losses, services charge income, service charge expenses and operating expenses.

(4)	Based on the average number of ordinary shares outstanding during the year.

(5)	The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(6)	For the fiscal year ended December 31, 2016, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2015, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. For the fiscal years ended December 31, 2014, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 7, 2015 were Ps.400 million. For the fiscal years ended December 31, 2013, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 10, 2014 were Ps.28.8 million. For the fiscal year ended December 31, 2012, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(7)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(8)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(9)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(10)	Non-performing loans include all loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Item 4. Information on the Company—E. Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Dividends

The table below shows the dividends paid on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. The Central Bank requires that we maintain 20% of our net income in legal reserves.

	Declared Dividends Per Ordinary Share (1)		Declared Dividends Per ADS (1)
	Ps.(2)	US$	Ps.(2)	US$
December 31, 2016 (3) (4)	1.69685	0.11182	5.09054	0.33547
December 31, 2015 (3) (5)	1.67636	0.11596	5.02908	0.34789
December 31, 2014 (3) (6)	0.74505	0.08434	2.23515	0.25301
December 31, 2013 (3) (7)	0.05364	0.00670	0.16092	0.02011
December 31, 2012 (3)	—	—	—	—

(1)	For the fiscal year ended December 31, 2016, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2015, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. For the fiscal year ended December 31, 2014, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 7, 2015 were Ps.400 million. For the fiscal year ended December 31, 2013, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 10, 2014 were Ps.28.8 million. For the fiscal year ended December 31, 2012, the Bank decided not to declare and distribute dividends as result of the issuance of Communications “A” 5272 and 5273 of the Central Bank (see “Item 8. Financial Information—Dividends”). During the fiscal years ended December 31, 2016, 2015, 2014 and 2013 the average number of outstanding shares were 536,877,850. Dividends per ordinary share for each year are calculated taking into account dividends authorized in such year and the number of outstanding shares at the end of such year.

(2)	Historical values.

(3)	Since 2004, prior authorization from the Central Bank is required to pay dividends. See “Item 8. Financial Information—Dividends”.

(4)	Based upon the reference exchange rate quoted by the Central Bank at April 12, 2017.

(5)	Based upon the reference exchange rate quoted by the Central Bank at April 22, 2016.

(6)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2015.

(7)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2014.

Exchange Rates

The following tables show the annual high, low, average and period-end exchange rate for US$1.00 for the periods indicated. The exchange rate is calculated by the Central Bank based on the information provided by financial institutions on the exchange rate for trading of U.S. dollars for settled transactions in Argentine pesos and U.S. dollars. Such information must be representative of the prevailing market conditions. After gathering this information, the Central Bank calculates the daily exchange rate using the formula set out in Annex I of Communication “A” 3500.

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)	Period-end
Year /Period	(in pesos per US$1.00)
2012	4.9173	3.9715	4.5502	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2692	13.0050
2016	16.0392	13.0692	14.7738	15.8502
2017 (through April 12, 2017)	16.0533	15.1742	15.6415	15.1742
October 2016	15.2250	15.1152	15.1810	15.1745
November 2016	15.8442	15.0183	15.3399	15.8442
December 2016	16.0392	15.5225	15.8296	15.8502
January 2017	16.0533	15.8083	15.9065	15.9117
February 2017	15.8350	15.3675	15.5983	15.4550
March 2017	15.6687	15.3818	15.5237	15.3818
April 2017 (through April 12, 2017)	15.4175	15.1742	15.3342	15.1742

(1)	Source: BCRA.

(2)	The average of monthly average rates during the period.

The exchange rate on April 12, 2017 was Ps.15.1742 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for wholesale price for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 1,417.42% vis-à-vis the dollar.

	As at December 31,
	2016	2015	2014	2013	2012
Devaluation Rate (1)	21.88%	52.07%	31.21%	32.55%	14.27%
Exchange Rate (2)	15.8502	13.0050	8.5520	6.5180	4.9173
Inflation Rate (3)	34.50%	10.58%	28.27%	14.76%	13.13%

(1)	For the twelve-month period then ending.

(2)	Pesos per dollar.

(3)	The inflation rate presented is for Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Argentina

Overview

We are an Argentine corporation (sociedad anónima), and the vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations are significantly affected by macroeconomic and political conditions prevailing in Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as inflation, price controls, foreign exchange controls, fluctuations in foreign currency exchange rates and interest rates, governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity, and civil unrest and local security concerns.

In 2001 and 2002, the Argentine economy suffered a severe economic and political crisis (the “Argentine Crisis”). Among other consequences, the Argentine Crisis resulted in Argentina defaulting on its foreign debt obligations and introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Restrictions on deposit withdrawals from the banking system were implemented, as dollar denominated loans and deposits were “pesified” (reclassified as peso-denominated) and maturities reprogrammed. In 2002, inflation soared to 40% while GDP collapsed by almost 11%. Following that crisis, Argentina substantially increased its real gross domestic product (“GDP”), growing 8.9% in 2005, 8.0% in 2006, 9.0% in 2007 and 4.1 % in 2008. During 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis which led to a contraction of the economy of 5.9% in 2009. Real GDP growth recovered in 2010 and 2011, increasing to 10.1% and 6.0%, respectively. However, real GDP fell again by 1.0% in 2012 and then grew by 2.4% in 2013. In 2014, the economy underwent another recession and GDP contracted by 2.5%. Finally, real GDP grew by 2.6% in 2015, primarily driven by an increase in public expenditures and investment. The economic and financial environment in Argentina going forward is expected to be significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The new administration (the “Macri Administration”) took office on December 10, 2015 and launched a wide array of measures intended to correct longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation to 41% year-on-year according to the City of Buenos Aires index at year end and considerable fall in consumption. According to EMAE (a monthly proxy for GDP), economic activity is estimated to have fallen by 2.3%. Sustainable economic growth and improved employment in the medium term will depend upon the manner in which the structural imbalances are addressed and may develop adversely if these policy issues are not addressed adequately or successfully.

Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations and financial condition

The Macri Administration has implemented significant changes in policy and has announced additional measures, but the ability to successfully implement such additional measures and the eventual outcome of such changes are unknown.

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri Administration assumed office on December 10, 2015.

Since assuming office, the Macri Administration has implemented several significant economic and policy reforms and announced other intended reforms, including reforms to:

▪	foreign exchange restrictions;

▪	methodologies used by the Argentine National Statistics and Censuses Institute (the “INDEC”);

▪	financial policy;

▪	foreign trade policy;

▪	fiscal policy;

▪	monetary imbalances;

▪	Argentina’s energy generation and consumption regime;

▪	the reparation program for retirees and pensioners; and

▪	the tax amnesty regime.

For a description of these economic and policy reforms, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina—Macri Administration”.

Although we understand the Macri Administration believes that the national economy has responded largely as expected to the measures implemented to date, the ultimate long-term impact of each of these measures on the national economy as well as the ability to implement all announced measures as currently contemplated cannot be assured. The ability of the Macri Administration to implement legislative measures will require obtaining support from opposition parties. The opposition parties did support the passage of the Debt Authorization Law submitted by the Macri Administration or the 2017 Budget Law. If the Macri Administration’s agenda cannot be successfully implemented, including as a result of a lack of political support from opposition parties in Congress, the result may weaken confidence in and adversely affect the Argentine economy and financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market.

Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates which rose from 26.6% year-on-year in 2013 to 41% year-on-year in 2016 according to the City of Buenos Aires index.

High inflation rates have led to the loss of competiveness of Argentine exports in international markets and to a decline in private consumption, causing a negative effect on economic activity and employment. Moreover, high inflation rates have in the past and could in the future undermine confidence in the Argentine financial sector, in particular with respect to the peso deposit base, reducing the demand for pesos and leading to a portfolio dollarization, which would in turn cause a decrease in the deposit base. This would negatively affect the business volume of banks, including BBVA Francés.

From 2007 to mid-2016, the CPI data for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces published by the INDEC was not consistent with the CPI data published by private institutions. These inconsistencies created uncertainty regarding the country’s actual inflation rate and made it difficult to anchor inflation expectations. Assets, such as public bonds, indexed to the Benchmark Stabilization Ratio (Coeficiente de Estabilización de Referencia or “CER”) are adjusted according to the CPI-GBA. Uncertainties concerning official inflation indexes have since been reduced or eliminated with the publication of a credible inflation index by INDEC as discussed below. For more information see “Item 5. Operating and Financial Review and Prospect—Effects of Recent Events on BBVA Francés”.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (as amended by Technical Resolution No. 19), which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment must be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation.

Between January 12 and June 2, 2016, the government issued a series of resolutions designating either the CPI calculated by the government of the City of Buenos Aires, the only institution in Argentina with the statutory authority to produce official nationwide statistics, or the CPI calculated by the Province of San Luis as the index to be used by the Central Bank to calculate the CER. On June 15, 2016, the INDEC published the inflation rate for May 2016 using its new methodology for calculating the CPI. Beginning as of June 26, 2016, the government resumed using the INDEC CPI to calculate the CER. Adjustments and payments on Argentina’s inflation-indexed debt are not subject to restatement or revision.

On June 15, 2016, the INDEC resumed publishing inflation rates, reporting an increase of 4.2% month-on-month in May 2016, 3.1% in June 2016 and 2% month-on-month in July 2016. In the last quarter of the year, CPI increases for the Greater Buenos Aires area were 2.4% for October 2016, 1.6% for November 2016 and 1.2% for December 2016 using the new INDEC methodology for calculating the CPI. In the past and through the Fernández de Kirchner Administration, the government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the prices of certain supermarket products, and price support arrangements agreed between the government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. In early 2016, the government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline impacted prices, created additional inflationary pressure which resulted in an acceleration of inflation in the first half of 2016.

Inflation remains a challenge for Argentina given its persistent nature in recent years. The Macri Administration has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the government’s reliance on Central Bank financing by 0.5% of GDP in 2017. If, despite the measures adopted by the Macri Administration, these measures fail to address Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

The credibility of several Argentine economic indices was called into question in the past, which led to a lack of confidence in the Argentine economy and could affect the evolution of the Argentine economy in the future.

During the presidency of Cristina Fernández de Kirchner, the INDEC, the government’s principal statistical agency, underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including inflation, GDP, unemployment and poverty data.

Reports published by the International Monetary Fund (the “IMF”) stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. In February 2014, the INDEC released a new inflation index, known as the National Urban Consumer Price Index (the “CPI NU”), which measured prices of goods across the country and replaced the previous index that only measured inflation in the greater Buenos Aires metropolitan area. Although the new methodology brought inflation statistics closer to those estimated by private sources, there were still significant differences between official inflation data and private estimates.

On January 8, 2016, based on the determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, poverty and unemployment rates, the Macri Administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended publication of certain statistical data pending reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference, as described in “High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market.” above.

After revision of the methodology and data compilation in June 2016, the INDEC began publishing a new CPI index for the Greater Buenos Aires area which showed inflation rates of 4.2% month-on-month in May 2016 and 3.1% month-on-month in June 2016, in line with private estimates. Also in June 2016, the INDEC published revised GDP series for the 2004-2015 period.

In July 2016, an IMF team met officers of the INDEC and the Argentine finance ministry to discuss the government’s new inflation and gross domestic product statistics and expressed it was pleased with Argentina’s efforts to restore confidence in its official statistics under the Macri Administration. In November 2016, the IMF concluded the Article IV Consultation with Argentina after 10 years of its last revision. At the same time, the Executive Board of the IMF lifted Censure on Argentina’s official data concluding that Argentina’s CPI and GDP data collection and publication were in line with international standards.

In order to be effective, reforms implemented by the INDEC require, however, data to be collected on a timely basis and the continuous implementation of correct methodologies. If these reforms fail to sustain credibility, such failure may adversely affect the Argentine economy. The INDEC’s past or future data also may be materially revised to reveal a different economic or financial situation in Argentina, which could affect investment decisions in the country. All of these factors could adversely affect our business, results of operations and financial conditions.

A considerable increase in the government’s expenditure could negatively affect the Argentine economy and its access to international financial markets.

Starting in 2005, public expenditures began to increase faster than public revenues and the primary fiscal balance of the national public non-financial sector went from a surplus of 3.2% of GDP in 2004 to a deficit of 5.4% of GDP in 2015. In 2016, the primary deficit was Ps.359.4, which represented an increase of 52.9% compared with the previous year, because the reduction of export duties and the income tax reform negatively impacted revenue growth while the reduction in subsidies to the energy and transport sectors was slower than expected. The Macri Administration announced gradual adjustments to the primary fiscal deficit, which is expected to decline to -2.2 % of GDP in 2019. Most of the fiscal adjustments are intended to come from the elimination of the subsidies to the energy sector, a measure which is currently being implemented, while primary spending is expected to remain constant in real terms as revenues recover on the back of economic growth.

Any further deterioration of the government’s fiscal position, however, would negatively affect its ability to access the debt markets and could in turn result in more limited access to such markets by Argentine companies, including BBVA Francés.

Moreover, in 2016 the former government started issuing debt in the local Argentine market again after a number of years without any such issuance, which Argentine private banks, such as BBVA Francés, often purchase. The Macri Administration has announced that it will continue to issue debt in the local Argentine market and this could lead to increased exposure of private banks, such as BBVA Francés, to the public sector.

The Macri Administration has undertaken important steps to curb the fiscal deficit through a series of tax and other measures aimed at increasing revenues, reducing energy, gas and transport subsidies and controlling public expenditures. However, we cannot assure that such measures will be successful or sufficient to reduce the fiscal deficit.

Certain programs recently announced by the Macri Administration may also increase public expenditures, including the bill for the Programa de Reparación Histórica para Jubilados y Pensionados (Historical Reparations Program for Retirees and Pensioners) passed on June 29, 2016, which, if implemented, would require retroactive compensation in an aggregate amount of more than Ps. 47.0 billion and an investment of up to Ps. 75.0 billion to cover all potential beneficiaries. The funding is expected to be generated in part through revenues raised under a tax amnesty proposed in the same bill. However, these revenues may be insufficient to offset such increases in public expenditures, which may increase the fiscal deficit.

It is uncertain whether the Macri Administration will succeed in implementing its strategy to reduce the fiscal deficit and public expenditures, particularly in light of the fact that any measures subject to congressional approval will require support from the opposition. Failure to implement these policies, or if they prove ineffective, could increase the fiscal deficit, negatively impact consumers’ purchasing power and lead to overall higher prices. Furthermore, the government’s primary fiscal balance could be negatively affected if public expenditures continue to increase in the future. A weaker fiscal position could have a material adverse effect on the government’s ability to obtain long-term financing and adversely affect economic conditions in Argentina, which could adversely affect our business, results of operations and financial condition.

The Argentine economy remains vulnerable to external events that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects, including those precipitated by the United Kingdom’s impending departure from the European Union and the economic policy of the new government of the United States. Such external events and “contagion” effects could have a material adverse effect on Argentina’s economic growth and its ability to service its public debt, and, as a result, on our business.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, Argentina’s economic growth.

In 2015 and 2016, the economy of Brazil, Argentina’s largest export market and the principal source of imports, experienced heightened negative pressure due to the uncertainties stemming from its political crisis, including the removal of Ms. Dilma Rousseff as President from office. The Brazilian economy contracted by 3.8% during 2015, mainly due to a 8.3% decrease in industrial production, and further decreased by 3.6% in 2016. The Brazilian real depreciated against the U.S. dollar by approximately 49.1% from January 2015 to February 2016, the largest depreciation in over a decade, in an attempt to increase exports, before appreciating by 15.98% between March, 2016 and February, 2017. Any further deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports. While the impact of Brazil’s downturn on Argentina cannot be predicted, it is possible that the Brazilian political and economic crisis could have a further negative impact on the Argentine economy.

The Argentine economy may also be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. A more protectionist trade policy from the new government of the United States could affect world trade with negative repercussions for Argentina. If interest rates increase significantly in developed economies, including the United States and Europe (particularly as a result of the United Kingdom’s vote in favor of leaving the European Union on June 23, 2016 and the commencement of the official path for departure from the EU (the “Brexit”), Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. The perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

Any of these factors could adversely affect economic conditions in Argentina which would in turn adversely affect our business, results of operations and financial conditions.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during recent years due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri Administration in 2016, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy more vulnerable to commodity prices fluctuations. International commodities prices decreased during 2015 but partially recovered during 2016. Declines in commodity prices may adversely affect the Argentine economy, and the government’s fiscal revenues, which could in turn adversely affect our business, results of operations and financial condition.

While the lowering of export taxes implemented in 2016 was intended to encourage exports, reductions in export taxes in the future, unless replaced with other sources of revenues, may adversely affect the Argentina’s public finances, which could in turn adversely affect our business, results of operations and financial condition.

Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, our business.

In 2001 and 2002, following a run on the financial sector triggered by the public’s lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the government introduced exchange controls and restrictions on the transfer of foreign currency in an attempt to prevent capital flight and a further depreciation of the peso. These exchange controls substantially limited the ability of issuers of debt securities, among others, to accumulate or maintain foreign currency in Argentina or make payments abroad.

Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2005 the government issued a decree that established new controls on capital flows, which resulted in a decrease in the availability of international credit for Argentine companies.

In addition, from 2011 until the Macri Administration took office in December 2015, the government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine tax authorities or the Central Bank, these measures significantly curtailed access to the foreign exchange market. In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

The Macri Administration has substantially eliminated all foreign exchange restrictions that developed under the Fernández de Kirchner regime. See “—Fluctuations in the value of the peso could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations.” below. Notwithstanding the measures recently adopted by the Macri Administration, if in the future the Central Bank and/or the government re-introduce exchange controls and impose restrictions on transfers abroad, such measures may negatively affect Argentina’s international competitiveness, discourage foreign investments and increase foreign capital outflows, which could have an adverse effect on economic activity in Argentina.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

The Macri Administration has begun to implement significant measures to solve the current energy sector crisis, but the eventual outcome of such measures is unknown.

Economic policies since the Argentine Crisis have had an adverse effect on Argentina’s energy sector. The failure to reverse the freeze on electricity and natural gas tariffs imposed during the Argentine Crisis created a disincentive for investments in the energy sector. Instead, the government sought to encourage investment by subsidizing energy consumption. The policy proved ineffective and operated to further discourage investment in the energy sector and caused production of oil and gas and electricity generation, transmission and distribution to stagnate while consumption continued to rise. To address energy shortages starting in 2011, the government attempted to increase imports of energy, with adverse implications for the trade balance and the international reserves.

In response to the growing energy crisis, the Macri Administration declared a state of emergency with respect to the national electricity system, which will be in effect until December 31, 2017. The state of emergency allows the government to take actions designed to stabilize the supply of electricity to the country, such as instructing the Ministerio de Energía y Minería de la Nación (Ministry of Energy and Mining) to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri Administration announced the elimination of certain energy subsidies and significant adjustments to electricity rates to reflect generation costs.

Additionally, the Macri Administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices have already increased and could increase further. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in the Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted as the legal objections were overcome.

The Macri Administration has taken steps and announced measures to address the energy sector crisis while taking into consideration the implications of these price increases for the poorest segments of society by approving subsidized tariffs for qualifying users. Failing to address the negative effects on energy generation, transportation and distribution in Argentina with respect to both the residential and industrial supply, resulting in part from the pricing policies of the prior administrations, could weaken confidence in and adversely affect the Argentine economy, lead to social unrest and political instability, and adversely affect the Republic’s ability to service its debt. There can be no assurance that the measures adopted by the Macri Administration to address the energy crisis will not be challenged in the local courts in the future and/or be sufficient to restore production of energy in Argentina within the short or medium term.

Any failure by the Macri Administration to solve the current energy crisis could have a material adverse effect on Argentine economy, which could in turn have a material adverse effect on our business, results of operations and financial condition.

Any failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

The lack of a solid institutional framework and corruption have been identified as, and continue to be a significant problem for Argentina. In Transparency International’s 2016 Corruption Perceptions Index survey of 176 countries, Argentina ranked #95. In the World Bank’s Doing Business 2016 report, Argentina ranked #121 out of 189 countries, up from #124 in 2015.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri Administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include reducing criminal sentences in exchange for cooperation with the government in corruption investigations, increasing access to public information, seizing assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it requires the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties. No assurances can be given that the implementation of these measures will be successful.

Any failure by the Macri Administration to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in the value of the peso could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations.

Fluctuations in the value of the peso may adversely affect the Argentine economy. The devaluation of the peso may have a negative impact on the government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages. After several years of moderate variations in the nominal exchange rate, the peso lost more than 33% of its value with respect to the U.S. dollar in each of 2014 and 2015, and approximately 38.5% in 2016.

Persistent high inflation during this period, with formal and “de facto” exchange controls, resulted in an increasingly overvalued real official exchange rate. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, these highly distorted relative prices resulted in a loss of competitiveness of Argentine production, impeded investment and resulted in economic stagnation during this period. For a description of the measures taken by the Macri Administration to address these issues, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina—Macri Administration”.

A significant appreciation of the peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciations or depreciations of the peso or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurances that the Republic will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt.

The Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Republic may have to rely in part on additional financing from domestic and international capital markets in order to meet future debt service obligations. However, the Republic may not be able to access international or domestic capital markets at acceptable prices or at all, and, if that is the case, the Republic’s ability to service its outstanding public debt could be adversely affected ,which could in turn adversely affect Argentina’s economy and financial condition and thereby have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Argentine Financial System and to BBVA Francés

The short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine Crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposit levels took place. As a result of the global financial crisis, deposit levels decreased again during 2008 until the last semester of 2009 but they have been increasing since then. As result of the implementation of the tax amnesty regime in 2016, the deposits base registered a significant growth in 2016.

In recent years, growth of the Argentine financial sector has been heavily dependent on deposit levels because of the small size of the Argentine capital markets and the lack of access to foreign capital markets. Since the Macri Administration took office, access to foreign capital markets may be possible again to support credit growth in addition to the deposit base.

During the 2011-2013 period, credit grew at a higher rate than deposits, thereby consuming excess liquidity of financial institutions. Since 2014, this scenario started to change, and deposits started to grow at a higher rate than credit.

The liquidity of the Argentine financial sector is currently relatively high due to the high level of mandatory deposit reserves applicable to Argentine financial institutions, among other short-term investments, such as repurchase transaction entered into by certain Argentine banks, including BBVA Francés with the Central Bank on March 2016. These liquid assets account for approximately 34.7% of the total deposits of the Argentine financial institutions as of December 31, 2016. Banks can also invest in short-term Central Bank bills (“LEBAC”) which also increase the liquidity ratios of the financial sector.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small.

We have a continuous demand for liquidity to fund our business activities. Our profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Furthermore, withdrawals of deposits or other sources of liquidity may make it more difficult or costly for us to fund our business on favorable terms. Although we believe that deposit liquidity levels are currently reasonable, no assurance can be given that those levels will not be reduced due to future negative economic conditions or otherwise. If depositors lose confidence as a result of negative economic conditions or otherwise and withdraw significant funds from financial institutions, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their and our ability to operate as financial intermediaries. If we are unable to access adequate sources of medium and long-term funding or if we are required to pay high costs in order to obtain the same and/or if we cannot generate profits and/or maintain our current volume and/or scale of our business, whether due to a decline in deposits or otherwise, our liquidity position and ability to honor our debts as they come due may be adversely affected.

Significant growth of peso cash (physical bills) positions in the Bank could have an adverse impact on our results of operations.

Since 2012, the Argentine Central Bank’s charter states that peso cash balance in physical bills cannot be used by financial institutions to comply with liquidity reserve requirements. As a result, the Bank has sought to minimize its cash balances, as they yield no income.

BBVA Francés’ business model contemplates the collection of a substantial amount of bills from large retail corporations as a way to promote business within the retail sector. Collecting bills generates a surplus of bills that the Bank used to deposit in its current account in Central Bank and then allocated to profitable assets.

During 2016 the Central Bank started to show reluctance to receive bills from financial institutions and, consequently, our peso bills balance increased above normal levels, adversely affecting our income as those funds yielded zero interest.

We believe that for the Central Bank, the banks have a key role in its purpose of reducing the informal economy as well as reducing the amount of bills. However, considering the current situation, as the extent of the informal economy in the country is high and multi sectorial efforts and regulation are needed to address the problem, this could take some time to be solved.

The excess of bills in the economy will take time to solve, as the extent of the informal economy in the country is high and multi sectorial efforts and regulation are needed to address the problem. Meanwhile, if the Central Bank maintains its decision of not accepting bills, we could end up with a higher balance of this kind of asset, which could have a material adverse effect on our business, results of operations and financial condition.

Although the Bank is currently analyzing measures to offset this impact, such as raising the fees we charge for the collection service or reducing the net amount of bills we receive from customers every month, no assurance can be given as to the potential results of these measures. Therefore, a significant growth of peso cash (bills) positions in the Bank could have an adverse impact on our business, results of operations and financial condition.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, which may increase our exposure to credit risk. Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if the loan loss reserves are insufficient to cover future loan losses, this would have a material adverse effect on our business, results of operations and financial condition.

Reduced spreads between interest rates received on loans and those paid on deposits without corresponding increases in lending volumes could adversely affect our profitability.

The spread for Argentina’s financial sector between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. During recent years, the financial sector has registered in Argentina an increase in interest rates. The relative weight of demand deposits as sources of liquidity in the Argentine financial system results in an increase of spreads between interest rates received on loans and those paid on deposits. If inflation declines a decrease in interest rates should occur, which should in turn result in a higher demand of credit. However, we cannot guarantee that an increase in the volume of lending will occur. Any failure to increase the volume of lending could have an adverse effect on our business, results of operations and financial condition.

Increased competition in the banking industry may adversely affect the Bank’s operations.

The markets in which we operate are highly competitive and this trend will likely continue. In particular, we expect that competition with respect to small- and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete. We also face competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies, crowdfunding platforms and public debt. There can be no assurance that this competition will not adversely affect our business, results of operations and financial condition.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector in the market in which we operate, domestic and international economic and political conditions and other factors.

In the current Argentine scenario where the government attempts to stabilize high inflation rates, there is a risk of volatility in the interest rates. This scenario could adversely affect our financial margin as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, a high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates. In addition, a rise in interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on the our business, results of operations and financial condition.

Our credit ratings depend on sovereign credit ratings, and such dependence limits our access to international financial markets.

Our credit ratings are based on Argentina's sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, our ratings have also fluctuated in this period, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets. Although Argentina is no longer in default following the final agreement reached with certain the holders of bonds issued by the Republic (holdouts), a decrease in, Argentina’s sovereign rating could limit our access to financing or make such financing more expensive for us, even if available, which could in turn adversely affect our business, results of operations and financial condition.

The financial industry is increasingly dependent on information technology systems, which may fail, may not be adequate for the tasks at hand or may no longer be available.

Banks and their activities are increasingly dependent on highly sophisticated information technology (“IT”) systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, computer viruses, hacking and physical damage to vital IT centers. IT systems need regular upgrading and banks, including us, may not be able to implement necessary upgrades on a timely basis or upgrades may fail to function as planned. Furthermore, failure to protect financial industry operations from cyber-attacks could result in the loss or compromise of customer data or other sensitive information. See “—Cybersecurity events could negatively affect our reputation, results of operations and financial condition.” below. These threats are increasingly sophisticated and there can be no assurance that the Bank will be able to prevent all breaches and other attacks on its IT systems. In addition to costs that may be incurred as a result of any failure of IT systems, the Bank could face fines from bank regulators if it fails to comply with applicable banking or reporting regulations. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

Cybersecurity events could negatively affect our reputation, results of operations and financial condition.

We depend on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of our automated teller machine (“ATM”) network. We have access to large amounts of confidential financial information and control substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for us. Cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with us.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption.

Although we intend to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of our systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage our reputation, entail serious costs and affect our transactions, as well as our business, results of operations and financial condition.

Because we are a financial institution, any insolvency proceeding against us would be subject to the powers of, and intervention by, the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Francés were unable to pay its debts as they come due, the Central Bank could intervene and revoke its banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against us. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding of a non-financial institution in Argentina or a financial institution or non-financial institution in the United States or any other country.

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

Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial sector and of the Bank.

The Argentine national constitution and the Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”), contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial institutions related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Recently, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust their fees and charges. If class action plaintiffs were to prevail against financial institutions generally, or against us specifically, this could have an adverse effect on the financial industry generally and on our business, results of operations and financial condition in particular.

In the future, court and administrative decisions may increase the degree of protection afforded to our debtors and other customers, or be favorable to the claims brought by consumer groups or associations. This could affect the ability of financial institutions, including us, to freely determine charges, fees or expenses for their services and products, thereby affecting our business and results of operations.

BBVA, our controlling shareholder, has the ability to direct our business and its interests could conflict with yours.

As of December 31, 2016, our parent company, BBVA, directly or beneficially owned approximately 76% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Legal, Regulatory and Compliance Risks

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions in Argentina are subject to significant regulation relating to functions that historically have been determined by the Central Bank and other regulatory authorities. The Central Bank may penalize us, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes securities offerings and regulates the public securities markets in Argentina, has the authority to impose sanctions on us and our Board of Directors and controllers committee for breaches of corporate governance. In addition, pursuant to Law No. 26,831, the CNV may appoint supervisors with veto powers over resolutions of our board of directors and may temporarily remove our board of directors when as determined by the CNV, minority shareholders’ or bondholders’ interests or rights have been infringed upon. The Financial Information Unit (Unidad de Información Financiera, or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. Any such regulatory agencies could initiate proceedings and impose sanctions against us, our shareholders or directors.

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. As of the date of this annual report, the positive foreign currency net global position may not exceed 25% of the lesser of the financial institution’s total capital computed for the relevant preceding month or the financial institution’s own liquid assets.

In addition, pursuant to Communication “A” 5785, sanctions imposed by the Central Bank, the UIF, the CNV and/or the Superintendencia de Entidades Financieras y Cambiarias (the Superintendence of Financial Institutions and Exchanges, referred to as the “Superintendence”) and/or their authorities, may result in the revocation of their licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee or (iv) others, such as its managers.

The absence of a stable regulatory framework or the imposition of measures that may affect the profitability of financial institutions in Argentina and limit the capacity to hedge against currency fluctuations could result in significant limits to financial institutions’ decision-making ability. In turn, this could cause uncertainty and negatively affect our future financial activities and result of operations. In addition, existing or future legislation and regulation could require material expenditures or otherwise have a material adverse effect on our business, results of operations and financial conditions.

In addition to regulations specific to our industry, we are subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls.

These or any other future governmental measures or regulations may adversely affect our business, results of operations and financial condition.

The instability of the regulatory framework, in particular the regulatory framework affecting financial institutions, could have a material adverse effect on financial institutions such as the BBVA Francés.

During Cristina Kirchner’s second term as President a series of new regulations were issued affecting financial institutions, mainly regulating the foreign exchange market and imposing new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated February 1, 2012, increased the capital requirements for financial institutions carrying out activities in Argentina. These Communications required certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. The Central Bank stated that these new requirements were based on the credit risk measure required by Basel II. For more information regarding capital requirements for Argentine banks please see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”. Moreover, a new law was approved by the Congress introducing amendments to the Central Bank’s charter. The principal issues addressed by this bill were the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the determination of interest rates and terms of loans to financial institutions.

The Central Bank issued Communications “A” 5319 and “A” 5380, dated July 5, 2012 and December 21, 2012, respectively, and Communication “A” 5516, dated December 27, 2013, making it mandatory for banks to provide credit lines for productive purposes. The government’s intention was to increase investments, although an increase in the demand for these loans could in turn lower the demand for other types of loans. The Bank granted approximately Ps.18,875 million in 2016 for these types of loans.

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

Additionally, according to Central Bank Communication “A” 5689, dated January 8, 2015, financial institutions must deduct from the potential dividend distributable amount any fine imposed by the Central Bank, the CNV and the UIF.

While the Macri Administration has repealed part of the regulatory framework enacted by the Fernández de Kirchner Administration, such as (i) the restrictions on the foreign exchange market, (ii) the regulations concerning minimum and maximum interest rates on certain loans and deposits, (iii) the requirements governing the flow of capital into Argentina, (iv) the percentage of foreign currency positions of financial institutions, (v) the monthly contributions that banks must set aside each month to fund the deposit guarantee fund, (vi) additional capital requirements for the dividend distribution, and (vii) the requirement of prior authorizations to increase commissions, it is still early to know whether the new regulatory framework will be stable and the impact that the new regulatory framework may have on our business. The absence of a stable regulatory framework or the introduction of new regulations that affect the banking business could limit the ability of financial institutions, including BBVA Francés, to make long-term decisions, such as asset-allocation decisions, and could cause uncertainty with respect to our future business, results of operations and financial condition. We cannot assure that laws and regulations currently governing the financial sector will not continue to change in the future or that any changes will not adversely affect our business, results of operations and financial condition.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business and results of operations.

Argentina has a federal system of government with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business, results of operations or financial condition.

The Consumer Protection Law and the Credit Card Law may limit some of the rights afforded to us and our subsidiaries.

The Consumer Protection Law establishes a number of rules and principles for the protection of consumers. Although the Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, it does contain general provisions that might be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents. Moreover, the new Argentine Civil and Commercial Code has captured the principles of the Consumer Protection Law and established their application to banking agreements.

The application of both the Consumer Protection Law and the Credit Card Law No. 25,065 (the “Credit Card Law”) by administrative authorities and courts at the federal, provincial and municipal levels has increased. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection. In this context, the Central Bank issued Communication “A” 5460, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients. In addition, the Argentine Supreme Court of Justice issued the Acordada 32/2014, creating the Public Registry of Collective Proceedings for the purpose of registering collective proceedings (such as class actions) filed with national and federal courts. In the event that we are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights, such as reducing our ability to collect payments due from services and financing provided us, or otherwise adversely affect our business, results of operations and financial condition.

 On September 18, 2014, a new pre-judicial service of dispute resolution was created by Law No. 26,993, in order for consumers and providers to resolve any dispute within the course of 30 days, including fines for companies that do not attend the hearings.

Furthermore, the rules that govern the credit card business provide for variable caps on the interest rates that financial institutions may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high. A change in applicable law or the existence of court decisions that lower the cap on interest rates and fees that clients and merchants may be charged would reduce our revenues and therefore negatively affect our results of operations.

The application of this regulation or any new regulation that may limit some of the rights afforded to us could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Our operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, and economic sanction programs, including those administered by the United Nations and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict our business dealings with certain sanctioned countries, individuals and entities.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Our anti-money laundering and anti-terrorism policies may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although we believe that our current policies and procedures are sufficient to comply with applicable rules and regulations, we cannot guarantee that our anti-money laundering and anti-terrorism financing policies and procedures will not be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and notably reputational consequences, which could have a material adverse effect on our business, results of operations and financial condition.

Argentine corporate disclosure, governance and accounting standards may require us to provide different information than would be required under U.S. standards. This difference could influence foreign investors’ decisions to invest in Argentine securities and could therefore limit our access to international markets.

The securities laws of Argentina that govern publicly-listed companies such as us impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and those in the United States. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See “Item 5. Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

Accordingly, the information available about us will not be the same as the information available about a U.S. company. The difference in the disclosure requirements between Argentine corporate governance and accounting standards and U.S. GAAP could limit foreign investors’ ability to evaluate our business, results of operations and financial condition, and influence foreign investors’ decisions whether to invest in Argentine securities, thereby limiting our access to international financial markets.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution such as BBVA Francés, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with a pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of our assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of us, except for certain labor credits, to be paid with (i) any of our funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of ours in existence as of the date on which our license is revoked, or (iii) any funds derived from the compulsory transfer of certain of our assets according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.

In case of a judicial liquidation or bankruptcy of a financial institution such as BBVA Francés, shareholders may not be able to partially or completely recover their investment due to the priority imposed by law.

ITEM 4. INFORMATION ON THE COMPANY

Recent Political and Economic Developments in Argentina

Macri Administration

Presidential and congressional elections in Argentina took place in October and November 2015, resulting in Mr. Mauricio Macri being elected President of Argentina. The Macri Administration assumed office on December 10, 2015. Since assuming office, the Macri Administration has announced and executed several significant economic and policy reforms and transactions, including:

▪  Foreign exchange reforms. The Macri Administration eliminated substantially all of the foreign exchange restrictions, including certain currency controls that were imposed by the Fernández de Kirchner administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market. See “Item 10. Additional Information. D. Exchange Controls” for a description of the principal measures adopted as of the date of this annual report.

▪  INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data, the Macri Administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. As of the date of this annual report, the INDEC has published certain revised data, including the CPI for May, June, July, August, September, October, November and December 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published the INDEC report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. However, the administrative emergency continues.

▪  Access to public information act. On September 14, 2016, Congress passed Law No. 27,275, which establishes the right to access certain information of, among others, the government, the attorney general’s office, the judiciary council, congress, the Central Bank, entities owned by the Argentine state, institutions or funds administered by the government and business organizations or trusts that have received public funds.

▪  Financial policy. Soon after taking office, the Macri Administration sought to settle the outstanding claims with the holders of untendered government debt (holdouts), and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding untendered government debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holdouts and put forward a proposal to other holdouts, including those with pending claims in U.S. courts, subject to certain conditions. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. Since April 2016, Argentina has continued settling claims with holdouts consistent with the terms of its February 2016 settlement proposal. As of December 31, 2016, the outstanding principal amount of untendered government debt that was not subject to a settlement agreement totaled approximately US$1.51 billion.

▪  Foreign currency-denominated bonds. Since April 2016 Argentina has issued foreign currency denominated bonds in aggregate amounts of US$2.75 billion and €2.5 billion under foreign law and reopened securities issued under local law for a total of US$1.2 billion. In addition, Argentina accessed the domestic U.S. dollar market by issuing Treasury bonds, of which US$7.6 billion were outstanding as of December 31, 2016.

▪  Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri Administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the Macri Administration eliminated the restrictions on access to the foreign exchange market. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for the import of goods.

▪  Fiscal policy. The Macri Administration took steps to anchor the fiscal accounts and to reduce the primary fiscal deficit, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies, the reorganization of certain expenditures and the generation of increased revenue through the Tax Amnesty Regime (as defined below).

▪  Correction of monetary imbalances. The Macri Administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next three years. The Central Bank has increased efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. Inflation from May to December 2016, as measured by INDEC, was 16.9%. In October 2016, the Central Bank announced its intention to use the 7-day repo reference rate as the anchor of its inflation targeting regime beginning in January 2017. The short-term Central Bank notes rate (LEBAC 35-day term), which had initially been used as the monetary policy rate, would therefore only be used to manage the system liquidity.

▪  National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the Argentine Crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri Administration declared a state of emergency with respect to the national electricity system, which is scheduled to remain in effect until December 31, 2017. The state of emergency allows the government to take actions designed to ensure the supply of electricity to the country. In addition, the Macri Administration announced the elimination of a portion of energy subsidies and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the government’s role as an active market participant, the Macri Administration sought to correct distortions in the energy sector and stimulate investment. However, certain of the government’s initiatives were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the government’s initiatives. As of the date hereof the determination of the final tariffs and reference prices is pending.

▪  Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the government to assist those in needs, the Macri Administration has begun updating the tariffs for electricity, transportation, gas and water services. Each of the announced tariff increases contemplates a social tariff, which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, domestic workers and individuals receiving unemployment insurance, among others. Subsequent modifications to these announced tariff increases were made thereafter. Certain of these tariff increases are being challenged in court.

▪  Tax Amnesty Regime. In July 2016, the Régimen de Sinceramiento Fiscal was introduced to promote the voluntary declaration of assets by Argentine residents (the “Tax Amnesty Regime”). The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts have to be disclosed by October 31, 2016 and deposited by November 21, 2016 in special accounts opened at Argentine financial institutions. As of December 31, 2016, assets totaling approximately, Ps.106.8 billion had been declared. Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who take advantage of the law will pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they can invest an equivalent amount in government bonds or a fund that will finance, among other things, public infrastructure projects and small to medium-sized businesses in general.

Recent Macroeconomic Environment

According the figures issued by the INDEC, economic activity, measured in terms of GDP, declined by 2.3% during 2016 compared with 2015.

With respect to the labor market, the latest official data published is for the third quarter of 2016, which reflected a decrease in the unemployment rate to 8.5% from 9.3% in the second quarter of 2016 (source: INDEC). These are the first figures published after the statistical emergency was declared, and the historical series has not been modified.

Since June 2016, the INDEC has resumed the publication of the CPI-GBA, with April of 2016 as the reference period. The GBA covers the autonomous city of Buenos Aires and the 24 districts of the Greater Buenos Aires area, representing 44.7% of the urban household expenditures according to the household expenditures survey, the source for determining the new weighting values of the index. The INDEC is working on designing the next household expenditures survey, which is scheduled to be launched in 2017.

At year-end 2016, the CPI-GBA accumulated a 16.9% increase since April 2016 (the date in which it was released), the average monthly variation being 2.09%. In 2016, significant adjustments were made in the charges for transport, water, gas and electricity which had an impact on prices, but the effect is not fully captured by the CPI-GBA due to the lack of historical data.

Therefore, in order to better understand the evolution of prices in 2016, the CPI of the City of Buenos Aires (the “CPI-CABA”) was used. The CPI-CABA accumulated a 41.0% variation during the year, with an average monthly inflation of 4.4% in the first half of the year and of 1.5% in the second half (source: Government of the City of Buenos Aires).

By sectors, the division comprising household, water, electricity and other fuels stood out with a 71.2% increase, which is one of the main reasons for the annual inflation of 21.5% at year end.

Due to the new publication of the CPI-GBA by the INDEC, as from and including June 26, 2016 the calculation of the Reference Stabilization Index (CER) is made on the basis of the median geometric rate of variation of the CPI-GBA, as per Resolution 203/2016 of the Ministry of the Treasury and Public Finance.

The national public sector registered a primary deficit of Ps.359.4 billion in 2016, which represents an increase of 52.9% compared with the deficit of Ps.235.1 billion for the preceding year (source: Ministry of Economy). These figures do not include the income from rents of the Central Bank and the Social Security Administration (the “ANSES”).

Primary public spending increased by 38.2% in 2016 while the public sector income increased by 35.3%. The public debt interest payments increased by 53.3%. Taking into account the rental income of the BCRA and the ANSES, the total deficit amounted to Ps.365.2 billion at December 31, 2016, representing a 61.8% increase compared with 2015 (source: Ministry of Economy).

On the expenditure side, the 56.9% year-on-year increase in current transfers to the private sector and the 37.2% increase in social security outlays stand out. Capital expenditure increased by 13.2% in 2016 compared with 2015. On the other hand, income was sustained by social security contributions, which increased by 33.1% in 2016 compared with 2015, while the tax collection increase amounted to 37.8%, thanks to the collection of tax amnesty-related penalties at the end of 2016 (source: Ministry of Economy).

In 2016, tax revenue increased by 34.6%. Revenue derived from income taxes increased by 13.5% and the VAT collected was 34.7% higher than in 2015. Export duties decreased by 5.8% due to a reduction of the applicable rates. There was also an extraordinary, one-off tax windfall in the last two months of 2016 resulting from fines applied in connection with a fiscal amnesty. Fines on the newly reported funds amounted Ps.82.0 billion. Without considering these contributions, tax collections would have increased by 29.3% in 2016 compared with 2015 (source: Ministry of Economy).

The foreign trade balance went from a US$3.0 billion deficit in 2015 to a US$2.2 billion surplus in 2016. This was mainly due to the decrease in imports during the year, which totaled US$55.6 billion, representing a 6.9% decrease compared with 2015, mainly due to the 30.7% decrease in the price of fuels and lubricants and the 14.4% decrease in the price of intermediate goods. Exports totaled US$57.7 billion, 1.7% higher than in the previous year, with a 17.7% increase in sales of primary products, partially offsetting a fall of 11.5% in sales of fuels and energy (source: INDEC).

In the foreign exchange market, the peso underwent a devaluation of 21.9% during the year to reach an exchange rate of Ps.15.85 per US$ at the close of 2016. The average exchange rate increased by 38.5% during 2016, taking into account the devaluation of December 2015 resulting from the liberalization of the foreign exchange market (source: Central Bank).

International reserves at December 31, 2016 amounted to US$38.8 billion, representing an increase of US$13.2 billion compared with international reserves at December 31, 2015 (source: Central Bank).

Monetary Policy

Beginning in January 2017, the BCRA has implemented a formal scheme of inflation targeting, which foresees annually decreasing objectives until 2019 and uses the 7-day repo reference rate as the anchor of its inflation targeting regime. The Central Bank determines a “rates corridor”, defined by the spread between active and passive repo rates, from which the monetary policy rate is derived. The inflation objective range for 2016 was between 20%-25% and for 2017 is between 12%-17% (source: Central Bank).

The monetary aggregate base known as “M2”, which includes cash held by the public and current account and savings account deposits of the private and the public sector, measured in terms of balances, increased by 30.3% in 2016 compared with a 28.2% ncrease in 2015. Considering the average balances, the growth during 2016 reached 19.2% compared with 37% in 2015 (source: Central Bank).

The private banks’ Badlar interest rate expressed in monthly averages was 26.3% in January 2016 and reached a maximum of 30.9% in May and then decreased to 20.1% in December 2016 (source: Central Bank).

Total deposits in the financial sector increased by 41.5% in 2016. By contributors, the public sector increased its deposits by 32.8%, and the funding originated in the private sector grew by 43.9% in the year, with increases of 27.5% for deposits in pesos and 157.5% for deposits in dollars (111.4% if measured by currency of origin), stimulated by the lift of restrictions in the foreign exchange market and the effect of the application of the Tax Amnesty Regime (source: Central Bank).

The stock of loans in pesos granted to the non-financial private sector increased by 19.2% during 2016. These loans were mainly personal loans followed by secured loans, which increased by 37.3% and 32.7% at December 31, 2016, respectively, compared with December 31, 2015. The foreign-exchange market liberalization was a determining factor in the performance of loans granted to the private sector in U.S. dollars, which increased by 205.7% in 2016 measured in U.S. dollars, compared with the 10.9% decline experienced by this portfolio during 2015 (source: Central Bank).

A.	History and development of the company

BBVA Francés, an Argentine corporation (a sociedad anónima or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Reconquista 199, C1003ABB, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

BBVA Francés original by-laws (estatutos) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under No. 1,065 on Folio 359, Book 5, Volume “A” of National By-laws. The by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the governmental regulatory agency of corporations). The last amendment was recorded on September 18, 2014, under N° 17995 Book 70 of Corporations (sociedades anónimas). Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders.

The Bank is supervised by the Central Bank of Argentina, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the reporting systems of Argentine financial institutions. It is also subject to inspections by the Central Bank, based on which it is assigned a “rating”. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

Since 1886, the Bank has been recognized as a leading provider of financial services to large corporations. In the early 1980s, it broadened its customer base to include small and medium enterprises (“SMEs”) as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina, since 1991, the Bank added to its traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s, in order to achieve a wider market penetration, it expanded its distribution network by opening branches throughout Argentina.

In December 1996, when BBVA became the principal shareholder, the Bank reaffirmed its universal banking strategy with the goal of increasing the most profitable business segment: medium- and low-income individuals and SMEs in the middle market.

To this end, in August 1997, 71.75% of Banco de Crédito Argentino, a retail bank focused on the middle market and consumer banking sectors, was acquired. To effect the merger, BBVA Francés issued 14,174,432 ordinary shares to the existing shareholders of Banco de Crédito through a capital increase. On March 5, 1998 the Public Registry of Commerce registered the merger as well as the change in the name of the company from Banco Francés del Río de la Plata S.A. to Banco Francés S.A.

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Francés S.A. On October 4, 2000, the Public Registry of Commerce registered our change from Banco Francés S.A. to BBVA Francés S.A., and the amendment to our by-laws were made reflects the name change.

In the early 2000’s the Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volumes. In response, the Bank changed its short-term commercial strategy towards the transactional business, adjusted its operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly affected by the Argentine Crisis. By mid-2003, the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing in 2004, BBVA Francés gradually strengthened its credit activity in the midst of economic solvency, and consolidated its transactional business. During last years, the Bank focused mainly in the most profitable segments, retail and small and medium size companies, maintaining the leadership in the large corporations business.

On February 9, 2012, the board of directors of BBVA Francés and Inversora Otar S.A. approved the merger between both companies and on March 26, 2012, the shareholders’ meetings of both companies approved the transaction. On July 18, 2013, the Argentine Central Bank authorized the merger by Resolution No. 473 and on August 8, 2013 the CNV approved it by Resolution No. 17,155. On March 27, 2014, it was registered with the supervisory board of companies (the “IGJ”) under No. 5,302, Book 68 of Corporations.

On March 26, 2014, BBVA Francés cancelled 50,410,182 ordinary shares and issued simultaneously 50,410,182 ordinary shares of BBVA Francés, to be delivered in exchange to the former owners of Inversora Otar (BBV América S.L., Corporación General Financiera S.A. and Sucesión Romero) pursuant to the exchange ratio duly approved. As a result of this transaction as of December 31, 2014, the shareholders of Inversora Otar S.A. have the following ownership of BBVA Francés: BBV América S.L. 29.81%, Corporación General Financiera S.A. 0.47% and Sucesión Romero 0.0041%.

Because of this simultaneous increase and cancellation of the shares, the total amount of the corporate capital of the Bank remained unchanged. On April 1, 2012, as a result of the merger between BBVA Francés and Inversora Otar S.A., BBVA Francés acquired all the shares of BBVA Francés Valores S.A. previously held by Inversora Otar S.A., becoming its sole shareholder. On June 29, 2012, BBVA Francés S.A. sold a 3.0047% interest in BBVA Francés Valores S.A. to BBV America SL for Ps.441,194.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which became the “BBVA Tower”. This was the largest corporate headquarters real estate development project in the country and was part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. It is worth noting the building has been developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. On December 27, 2016 the Bank took possession of the floors and started the relocation process. This process is still ongoing.

BBVA Francés considers the high income segment as strategic and for that reason the Bank has been working over the past three years on a long term plan in order to achieve a leading and differentiated position in this target. Accordingly, by the end of November 2013, the Bank launched the PREMIUM segment with an exclusive event at the Greek embassy in Argentina. This segment is composed of the 15,000 clients with the highest income, who have access to a new and different service experience: “Premium” executives, parking at branches with VIP spaces, free of charge subscriptions to magazines and newspapers, birthday presents and many other premium experiences at theatres, concerts and movies, with pre-sales on tickets and priority in invitations and exclusive brochures, among others.

In September 2014, BBVA Francés created the new Digital and Transformation Banking Division, following the guidelines of the BBVA Group. The new division was created in order to develop more convenient and relevant products for customers and to pursue more dynamic business, employing increasingly innovative communication channels. Furthermore, BBVA Francés implemented some organizational changes, redefining roles and simplifying the organizational chart, in order to adapt the Bank’s internal structure to its business needs. In September 2016, with the goal of promoting and consolidating the transformation process and advancing in the fulfillment of strategic objectives, the Digital and Transformation Banking Division became part of the Business Development Department. Under this new scheme, the Business Development Department has adopted a project-based structure to take full advantage of the opportunities presented by the current context.

On May 20, 2015, BBVA Francés entered into a share purchase agreement with the Volkswagen Group for the acquisition of 51% of the issued and outstanding capital stock and voting rights of the Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 registered, non-endorsable shares of common stock, par value Ps.1. On August 25, 2016, the Central Bank issued Resolution No. 332, authorizing the acquisition of 51% of the share capital of Volkswagen Credit Compañia Financiera S.A. by BBVA Francés. Moreover, on September 26, 2016, the shareholders of Volkswagen Credit Compañía Financiera S.A. amended its bylaws in order to include the new shareholders structure and approved the amendment of the company’s name to Volkswagen Financial Services Compañía Financiera S.A. The name change was registered with the IGJ on November 14, 2016, under No. 22302, Book 82 of Corporations.

In May 2015, BBVA Francés’ Board of Directors accepted the resignation of Ricardo Enrique Moreno as Executive Director (CEO), and appointed Martin Ezequiel Zarich to fill this position. The Board also decided that the resignation of Mr. Moreno shall be effective when the Central Bank of Argentina authorizes Mr. Zarich as the new Executive Director (CEO). Finally, our Board has also decided to appoint Gustavo Alonso as the new Director of Innovation & Development, replacing Mr. Zarich.

On June 30, 2015, the Board of Directors of BBVA Francés decided to carry out some changes in the Senior Management. The Board accepted the resignation of Mr. Juan Eugenio Rogero González as Risk Director and appointed Mr. Gerardo Fiandrino for this position.

On January 11, 2016 Mr. Martin Ezequiel Zarich was appointed Executive Director (CEO) after the BCRA issued the corresponding authorization through Resolution No. 9.

BBVA Tower

The BBVA Tower is the image of leadership, innovation and excellence, and a clear evidence of the commitment of BBVA Francés to its employees as well as to the country.

This real estate development began in 2013 as part of a plan to centralize the Bank’s main areas, and is the biggest corporate tower project in the country.

The tower was built by Consultatio Real Estate and its 149m-high structure consists of 33 floors, 23 of which are owned by the Bank and will be occupied by approximately 2,000 employees of the Bank. It meets the highest sustainability standards and was awarded a LEED Gold Certification (Leadership in Energy & Environmental Design), recognizing that the building is environmentally sustainable and a healthy space to work in.

With more technology and new services which improve workplace quality in line with open space corporate layout, the tower provides spaces that allow working in areas without limits or offices dividing the employees. It promotes more fluid and transparent communication, team work and the exchange of knowledge and experiences.

In the last quarter of 2016 personnel began moving to the new headquarters, a process that is still ongoing.

B.	Business overview

Most of the Bank’s operations, property and customers are located in Argentina. The Bank has traditionally accepted deposits and granted loans in pesos and in certain other currencies, primarily U.S. dollars. Following the Argentine Crisis, foreign currency deposits can only be lent to companies that generate flows in the same currency.

As part of its business, BBVA Francés conducts capital markets and securities operations directly in the over-the-counter market and indirectly in the BCBA. At the end of December 2016, the Bank had a 5.4% market share in the mutual fund portfolio management industry in Argentina through BBVA Francés Asset Management S.A., according to the Argentine Chamber of Mutual Investment Funds or Cámara Argentina de Fondos Comunes de Inversión.

The Bank was one of the first companies listed on the BCBA, quoting since 1888 (ticker: FRAN). Its shares in the form of American Depositary Shares have been listed on the New York Stock Exchange since 1993 (ticker: BFR) and on the Madrid-based LATIBEX (Mercado de Valores Latinoamericanos) since December 1999 (ticker: XBFR).

BBVA Francés ended its fiscal year 2016 with Ps.151.7 billion in total assets, a total of Ps.114.6 billion in deposits, and a market capitalization of Ps.49.9 billion. According to statistics published by the Central Bank, as of December 2016 it was the third largest private bank in Argentina in terms of deposits and the fourth one in terms of loans.

Our principal service is the provision of banking and financial services. The following table presents financial information of our principal business for the year ended December 31, 2016.

	As of and for the year ended December 31, 2016
	BBVA Francés (1) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	146,804,631	3,154,836	1,793,244	151,752,711
Total income (2)	31,201,152	844,045	52,794	32,097,991
Total expenses (3)	(27,698,383)	(591,940)	(57,776)	(28,348,099)
Results on minority interest in subsidiaries	2,334	(114,850)	6,296	(106,220)
Total net income / (loss)	3,505,103	137,255	1,314	3,643,672

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

(2)	Includes financial income, service charge income and other income.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

BBVA Francés operates a comprehensive distribution model, with a presence all over the country, thanks to a network consisting as of December 31, 2016 of 302 client support points, of which 251 are retail branches and 34 specialize in small and medium companies and institutions. Corporate Banking is divided by industrial sectors: Consumer, Heavy Industries and Energy, all of which provide personalized support to large companies. Complementing the distribution network, at December 31, 2016 there were 15 in-company branches, one point of sale outlet (a contact point that offers only automated services and commercial assistance, but does not have a license granted by the BCRA to operate as a branch) and one point of express support (see detailed description below under the subtitle Banking and Financial Services/Development of channels/Express support point), 728 ATMs and 789 self-service terminals (“ATS”), a telephone banking service, an Internet banking service called Francés Net and an app for smartphones from which clients and non-clients may access a wide variety of discounts and benefits. At December 31, 2016, the Bank had 6,253 employees.

Through this wide network the Bank provided support to over 2.2 million retail clients, 19,330 companies and 743 large corporations as of December 31, 2016.

Strategy

In 2016, the BBVA Group promoted a new purpose: “bring the age of opportunity to everyone”, which was implemented at a global scale through the development of six strategic priorities:

▪	New standard in customer experience

▪	Drive digital sales

▪	New business models

▪	Optimize capital allocation

▪	Unrivaled efficiency

▪	A first class workforce

At BBVA Francés, such priorities were fostered through five work agendas and 14 strategic initiatives which were the core element of our performance during the year. Emphasis was placed on transformation, differentiation, boosting business, development of the best working team and control. These five work agendas and their development during 2016 are described further below under “Main activities and 2016 higlights—2016 Strategic Agenda”.

Plans for 2017

After a year of transition and adaptation to macroeconomic policies and regulations, financial intermediation activity did not reflect the expected growth in 2016. Consensus expectations for 2017 are that the economy will start to grow again. In this context, BBVA Francés seeks to lead the growth we believe the Argentine financial sector will experience in the years to come.

We believe that the measures of the Central Bank against inflation are beginning to show results and will slowly result in more deposits in local currency in the financial sector. We believe that lending activity will also show signs of recovery, especially in underdeveloped lines of business like mortgages and investment. We believe the Bank has appropriate levels of liquidity and access to new funding sources in order to face such challenges.

In order to achieve our growth targets, we are putting a strong emphasis on transformation and productivity, with user experience, digital sales, efficient management and optimization of capital allocation as our top priorities. In this sense, our plans for 2017 are be based on pillars related to what we believe clients need and demand:

▪	Improving customer experience

Apart from concentrating on quality standards, we will focus on defining processes and establishing measurable service levels, both for external and internal clients. Innovation will be a necessary ingredient to achieve this.

In relation to the segments, we expect to make efforts to gain flexibility in the present model of customer service, roles and functions so as to provide a better service. The aim is to empower Bank officers to be able to give quick answers to our clients’ needs and provide them with new channels of support.

In the new economic environment, one of our top priorities will be growing in funding and asset management activities. To that effect we intend to design a completely renewed set of products for our customers and to improve our digital channels.

▪	Distribution channels

We attempt to increase our portfolio of clients and we are continuously analyzing the most efficient and profitable way to do it. The strategy to achieve this goal relies on developing and enhancing the different channels of contact with our clients. To that effect, we believe it is essential to have 100% of our clients digitalized so that they may choose through which channel they want to receive assistance from us. In this regard, we have developed detailed plans to remove a substantial part of transactions from human tellers and drive them to digital channels, where we will keep investing to provide a high quality service. It will also be key for us to keep evolving in sales productivity and cross-selling.

▪	Business in main segments or products and efficient capital allocation

To support leadership in our value proposition for our clients, and take full advantage of future growth in the financial sector, the Bank will put special emphasis on:

-	Continuing to gain new clients and successfully retaining them.

-	Maintaining our leading position in mature markets such as car loans and the credit cards business.

-	Developing value propositions in new segments with growth opportunities, such as mortgages and investment loans. We expect these products to account for a substantial part of our expected growth in loans during 2017. We will explore the possibility of developing an online engine for mortgages on our website and an engine to facilitate the expansion of the client-attraction networks in the companies segment.

-	Managing the small end of the companies segment.

-	Growing our payroll business as an essential way to capture value in the retail business.

-	Implementing return on regulatory capital tools in our pricing and asset allocation activities.

Main activities and 2016 higlights

During 2016 BBVA Francés was focused on the banking business, mainly in the private sector. As of December 31, 2016, our private loan portfolio was Ps.75.9 billion, an increase of 38.2% compared with 2015, and our share of the private loan market was 6.7%. During 2016, consumer loans increased by 21.8%. Such increase was mainly due to personal loans, with an increase of 27.6%, whereas our credit card loans grew at a 22.9% rate. Commercial loans registered a strong growth of 67.5% annually, mainly due to the performance of loans to SMEs, reaching a market share in commercial loans of 7.1%.

In terms of liabilities, total deposits were Ps.114.6 billion at the end of 2016, 49.1% higher than the previous year, with demand deposits increasing by 53.7%, mainly influenced by the performance of the U.S. dollar, and time deposits by 12.7%, affected by the low growth in the wholesale market.

As of December 31, 2016 the Bank’s dollar-denominated deposits totaled Ps.39,719 billion (equivalent to US$2.5 billion). This amount represented 34.7% of the Bank’s total deposits and an increase of 112.9% compared with the prior year. The main reasons for the increase were the increasing confidence in deposits in U.S. dollars and the Tax Amnesty Regime that was implemented during the second semester of 2016. The new deposits derived from the implementation of the Tax Amnesty Regime represented 28.7% of the total dollar-denominated deposits as of December 31, 2016.

The following table sets forth our estimates of the relative proportions of loans and deposits attributable to our principal business lines during the last three years.

	Loans
	December 31, 2016		December 31, 2015		December 31, 2014
	(in thousands of pesos, except percentages)
Retail	46,977,934	59.55%	34,171,994	60.41%	24,694,156	59.59%
Middle market	21,767,746	27.59%	15,357,261	27.15%	10,604,054	25.59%
Corporate & Investment	10,045,422	12.73%	6,967,267	12.32%	6,090,171	14.69%
Public sector	98,819	0.13%	66,799	0.12%	54,459	0.13%
Total	78,889,921	100.00%	56,563,321	100.00%	41,442,840	100.00%

	Deposits
	December 31, 2016		December 31, 2015		December 31, 2014
	(in thousands of pesos, except percentages)
Retail	93,092,861	81.22%	54,777,510	71.27%	37,370,091	72.64%
Middle market	14,803,347	12.91%	9,509,185	12.37%	6,794,714	13.21%
Corporate & Investment	6,725,545	5.87%	12,577,798	16.36%	7,278,072	14.15%
Total	114,621,753	100.00%	76,864,493	100.00%	51,442,877	100.00%

Our most relevant business lines are (i) Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; (ii) Middle-market Banking, which aims at providing companies with both short- and long-term financing; and (iii) Corporate & Investment Banking, an area that deals with foreign trade transactions and provides advice on mergers and acquisitions and on capital market transactions. Below is an overview of the evolution of each business line during 2016.

Retail Banking

Retail banking increased its credit investment by 28.9% during 2016 year-on-year, reaching Ps.39,732 billion (measured in both pesos and dollars as the average volume in December 2016). In terms of liabilities, deposits increased by 78.4% to Ps.88,182 billion. The balances of demand deposits grew by 107.4% during 2016 whereas time deposits increased by 39.4%. Mutual funds grew by 208.4% in terms of total assets under management. In line with the market trend, the growth was led by the market funds, especially short-term fixed income funds. It is worth highlightening the growth in dollars deposits, which increased by 445.2% compared with the previous year, in part due to the implementation of the Tax Amnesty Regime.

Middle-market Banking

In terms of assets, the middle market business line amounted to Ps. 21,057 billion at the end of 2016, increasing by 32.7% compared with the previous year (measured in both pesos and dollars as the average volume in December 2016). Deposits increased by 69.0% year-on-year to Ps.14,850 billion (measured in both pesos and dollars as the average volume in December 2016) , with demand and time deposits increasing by 68.6% and 71.1%, respectively. Commissions earned during 2016 amounted to Ps.1.103 billion, 58.2% higher than the prior year. This positive performance was mainly due to a strong growth in foreign trade and insurance.

Corporate & Investment Banking (C&IB)

At the end of 2016 C&IB accounted Ps.11,888 billion in credit investment, increasing by 46.1% compared with the prior year. On the liabilities side, time deposits were mostly flat compared with the prior year and there was demand balances decreased by 17.1% due to various factors such as the release of foreign-exchange and import restrictions, the authorization to pay dividends to domestic and foreign shareholders and an optimization of the cash flows and balances in current accounts. During 2016 commissions had a positive performance due to the income derived from financial transactions related to the foreign-exchange market. Transactional commissions increased by 30.2% compared with 2015, concentrating the banking activity in the strengthening of the collection and payment services.

2016 Strategic Agenda

Regarding our strategic agenda for 2016, BBVA Francés placed its focus on five main issues: (i) transformation; (ii) differentiation; (iii) boosting business; (iv) development of the best working team; and (v) control. Below is a brief description of each.

1-	Transformation

We focused our efforts on improving the user’s experience and accelerating the acquisition of new clients. Along these lines, access to the digital world was a priority.

-	Improving the user´s experience

Our main actions to improve users’ experience were based on the internet and the mobile banking transformation. New developments were incorporated during 2016 to digitalize more clients and improve our digital services, such as adding the main transactions (payment of credit card balances and other services (mis pagos) or auto settlement of consumer loans, among others) to our mobile application and a better designed web platform to operate in a more secured and friendly way.

-	Accelerating the acquisition of new clients

We continued to promote ‘Francés GO’, the program of benefits and experiences for clients and non-clients of BBVA Francés, which continued to grow in benefits and positioning, offering the users credit card discounts and the possibility of enjoying additional benefits. In September 2015 we launched the platform “App & Web” and by December 2016 it had been downloaded more than a half a million times and increased the number of subscribers by more than 40% from 405,000 to 580,000. Lastly, the development of a new online engine (based on a credit evaluation system) permitted the incorporation of a significant number of new clients.

-	Digital sales

During 2016 we continued improving sales through digital channels in more mature products like time deposits or mutual funds. In addition, commercial campaigns were launched with the aim of increasing the digital sales such as:

▪	Personal loans: more than 500,000 credit lines were offered online. In 2016, this process represented 10% of the total sales and we expect them to increase during 2017.

▪	Sale of credit cards through the open market: a process was developed and optimized for the sale of credit cards in the open market, with online qualification. This process completed more than 40,000 sales of cards during 2016.

The proportion of digitalized clients at the close of 2016 exceeded 46%, with a year-on-year growth of 30%. These figures capitalize on the efforts made to implement the digital strategy.

2-	Differentiation

Servicing and quality levels were defined as key drivers, and a comprehensive plan was adopted to improve both.

-	Servicing

Important actions were carried out during 2016 regarding ATMs, devices and new technologies in order to differentiate us from our competitors. With the aim of reducing waiting times in branches, during 2016 we expanded the use of the queue manager device to 81 branches. We also installed new banknote counting machines to enhance productivity, and in those branches with the highest level of activity, our teller workforce assumed both a commercial and an operative role.

In addition, during the year we started a plan to replace and increase the number of ATMs and ATSs to cover the demand of services. In 2016 a total of 127 ATMs were replaced and 51 new ATMs were added. In terms of ATSs, 134 Quick Deposits Boxes (QDB) were replaced by ATSs and an aditional 21 ATSs were added. These strategic advances resulted in an increase of the operating capacity of the Bank as these machines reduce processing tasks, facilitate processes and attract new transactionstransversa.

Moreover, “Línea Francés” is one of the main alternative channels for client support. By the end of 2016, approximately five million calls were received through this channel, 70% of which were automatically resolved by an interactive voice response system.

-	Quality

During 2016, we developed a transversal plan called “+ Calidad”, with the purpose of strengthening the quality culture. The plan was implemented both at headquarters and branch levels, based on the “NPS methodology”, which consists of measuring how strongly our clients recommend the Bank and the reasons for their recommendation. With this purpose, parameters such as the branch, the call center, the internet and the global experience are valued according to a specific score. The ultimate goal of the plan is to improve the customer service model.

For the fourth consecutive year BBVA Francés was during 2016 the market leader based on clients’ recommendation according to the syndicated quality study, which compares the level of client satisfaction in the Bank with that of its main competitors. In the high-income segment, the Bank also held the top position.

Additionally the Bank has a complaint management model, which in 2016 incorporated a new channel of support to respond to all inquiries from clients and users who access by electronic form on the public and private network as well as all complaints entered through the social networks (Facebook and Twitter).

3-	Boosting business

We performed several activities during 2016 to strengthen each of the business lines of the Bank, with positive results in terms of product sales and use of our services by the clients.

-	Retail Banking

We continued to reinforce our strong franchise in credit cards, by renewing our alliance with Latam and the agreements with the most important soccer teams in Argentina, Club Atlético Boca Juniors and Club Atlético River Plate, as well as a new agreement with Club Atlético Talleres de Córdoba, which we expect will give an important boost to our activity in the province of Córdoba.

The Latam Pass program continued giving our clients the possibility of accumulating kilometers by using BBVA Francés credit cards.

In 2016 we also reaffirmed our leading position in the car loans market by purchasing 51% of Volkswagen Financial Services Compañía Financiera S.A. This stake, combined with our participation in PSA Finance Argentina Compañia Financiera S.A and Rombo Compañia Financiera S.A. resulted in us generating around 40% of the new sales of car loans by the end of the year, according to ACARA (Asociación de Concesionarios de Automotores de la República Argentina).

During 2016 we also took its first steps with the aim of becoming a top player in the mortgage market, which we believe has a positive outlook in the coming years. We also continued providing more personalized and specialized support to our Premium clients and opened six new spaces exclusive for them in our branches, totaling 31 by the end of 2016.

Since we expect retail deposits to become a core funding product in coming years, in 2016 we launched a broader set of products, such as inflation indexed and floating rate deposits, as well as a new group of mutual funds.

-	Middle-market Banking

Since we consider middle market companies as key for the development of Argentina, we continued working to become their strategic ally by developing a business model and transactional solutions tailored specifically for them. During 2016, a new edition of Camino al Éxito (Road to success) program was staged. This program provides middle market companies access to online trading on finance, businesses and leadership free of charge. Further, in order improve customer support, new executives were incorporated in different locations.

In terms of credit activity, the removal of currency and foreign trade restrictions by the Macri Administration fostered the loan growth in the agricultural business and international trade. In this context of loan growth, transfers of checks (cesión de cheques) were one of the drivers of credit demand, which allowed the Bank to increase its market share in transfer of deferred payment checks (cesión de cheques de pago diferido) by 300 basis points during 2016 according to the Central Bank. Small companies qualified to access to credit lines grew by 30% (or by 1,000) to reach a total of approximately 4,500 clients by the year end.

-	Corporate & Investment Banking (C&IB)

During 2016, C&IB focused on seizing opportunities offered by the market, adjusting the operations to the new business climate generated by the change of government, working to consolidate long-term relationships with clients through a better understanding of their transactions, keeping ahead of their needs and offering a set of products and services adapted to them. The management of C&IB maintains its focus on client loyalty thanks to a continuous development of non-credit products. Tools such as Francés Net Cash allowed us to improve the payment and collection system and integrate the relationship with Global Markets and Distribution areas, strengthening the offer of spot products and derivatives.

Credit activity was mainly focused on foreign currency loans, benefiting from the important growth of the deposits in U.S. dollars. Peso loan activity was short term based, due to the high level of local interest rates. Whereas the Bank continued assisting its clients in the issuance of domestic debt, the new environment permitted an opening towards the international markets, both for the government (national state, provinces, etc.) and corporations. BBVA Francés took part in the issue of bonds by the Republic and the Province of Buenos Aires, in the international issuance by YPF of US$ 750 million in securities and in the cross-border loans (IFC A/B loans) granted to Axxion, Enap Sipetrol and YPF Energía Eléctrica.

As a complement to the investment banking business, a structuring service was provided with the use of interest rate swaps, covering the clients’ rate risks.

4-	Development of the best working team

With the aim of achieving a first class workforce, BBVA Francés continued to work during 2016 to position itself as the best place to work. In line with such a goal, the new program Talento Joven was implemented in order to develop young people with a high potential so that in the future they may be prepared to assume strategic and leadership positions. Ten young professionals were incorporated to central areas with a high potential for future growth.

Likewise, a new program of internships was launched to build up a group of future professionals who may subsequently develop their careers in the branches network. In this first edition, 18 trainees were incorporated.

In order to promote talent at BBVA Francés, advances were made in the year around the talent pool management model. This is a selection model implemented on a biannual basis whose purpose is to promote a differential style of training and development for the people involved.

BBVA Francés not only attempts to be a company of leadership and excellence, but also seeks to provide a better working experience so that the most talented people may want to work for it. In this connection, it has also focused its attention on such matters as the moving of its team to the new headquarters and promoting better meeting and working places as well as a system of valuation based on capabilities, thus stimulating its employees’ self-development.

Since 2014 BBVA Francés has ranked among the “top ten” in the Great Place to Work ranking and in 2016 it improved its position to the seventh position. Also in 2016, BBVA Francés was ranked third by the Universum ranking among the 50 companies that are the most desired workplaces. The survey is conducted independently among university students for the purpose of identifying the most attractive Latin American employers.

Lastly, in the 2016 edition of the Randstad awards, BBVA Francés obtained for the second consecutive year a special mention as the most attractive working place in the banking and financial sector. It also was included among the top 20 in the general ranking.

5-	Control

We are working on the development of a comprehensive control model, as it is a priority to have one that not only supports compliance with the regulations, but also one that internalizes within the organization a “positive control structure”, which seeks to result in a better cost/control equation and help preserve the value of the franchise.

Business Segment Financial Information

As mentioned in Note 24.15 to our Consolidated Financial Statements, our business is mainly concentrated on banking and financial services. We organize our activities in three business segments: (i) BBVA Banco Francés S.A. (banking), (ii) PSA Finance S.A. (financial services) and (iii) Volkswagen Financial Services S.A. (financial services), which we consider a single reportable segment for reporting purposes. The following table shows assets and income derived from each segment for the fiscal years ended December 31, 2016, 2015 and 2014. As mentioned in Note 15 to our Consolidated Financial Statements, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

	As of and for the year ended December 31, 2016
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	146,804,631	3,154,836	1,793,244	151,752,711
Financial income	22,251,586	414,316	14,036	22,679,938
Service charge income and other income	8,949,566	429,729	38,758	9,418,053
Total income (1)	31,201,152	844,045	52,794	32,097,991
Financial expenses	(9,970,755)	(284,657)	(430)	(10,255,842)
Allowances for doubtful loans	(1,023,044)	(15,562)	(16,222)	(1,054,828)
Operating expenses	(9,456,435)	(70,397)	(30,801)	(9,557,633)
Other expenses (2)	(7,248,149)	(221,324)	(10,323)	(7,479,796)
Total expenses (3)	(27,698,383)	(591,940)	(57,776)	(28,348,099)
Results on minority interest in subsidiaries	2,334	(114,850)	6,296	(106,220)
Total net income	3,505,103	137,255	1,314	3,643,672
(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of and for the year ended December 31, 2015
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	108,383,094	2,353,104	110,736,198
Financial income	16,022,362	542,417	16,564,779
Service charge income and other income	6,319,458	387,549	6,707,007
Total income (1)	22,341,820	929,966	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)
Allowances for doubtful loans	(627,854)	(9,163)	(637,017)
Operating expenses	(6,550,301)	(44,845)	(6,595,146)
Other expenses (2)	(4,805,250)	(192,814)	(4,998,064)
Total expenses (3)	(18,495,556)	(405,672)	(19,351,228)
Results on minority interest in subsidiaries	(5,681)	(130,390)	(136,071)
Total net income	3,390,583	393,904	3,784,487
(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of and for the year ended December 31, 2014
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	71,988,196	2,300,710	74,288,906
Financial income	12,724,564	552,435	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800
Total income (1)	17,512,587	974,212	18,486,799
Financial expenses	(5,411,306)	(248,813)	(5,660,119)
Allowances for doubtful loans	(561,330)	(13,333)	(574,663)
Operating expenses	(5,569,355)	(37,742)	(5,607,097)
Other expenses (2)	(3,181,124)	(155,637)	(3,336,761)
Total expenses (3)	(14,723,115)	(455,525)	(15,178,640)
Results on minority interest in subsidiaries	2,840	(106,503)	(103,663)
Total net income	2,792,312	412,184	3,204,496
(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

C.	Organizational structure

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2016, BBVA owned approximately 76% of our capital stock.

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

BBVA is a global financial group, organized in six geographical business segments: (i) Banking Activity in Spain, (ii) Real Estate Activity in Spain, (iii) Mexico, (iv) South America, (v) the United States and (vi) Eurasia. In addition to these geographical business areas, BBVA has a separate “Corporate Center” segment. This segment handles certain general management functions. Some of the benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Francés

The following chart reflects our subsidiaries as of December 31, 2016:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries and investees as of December 31, 2016:

Subsidiary or Affiliate Company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of pesos) (1) (2)
BBVA Francés Asset Management S.A.(3) (4)	Argentina	95.00%	Investment fund manager	227.1
BBVA Francés Valores S.A. (3)	Argentina	97.00%	Stock exchange brokerage	96.7
Consolidar AFJP S.A. (undergoing liquidation proceedings) (3)	Argentina	53.89%	Pension fund manager	6.0
Volkswagen Financial Services S.A. (3)	Argentina	51.00%	Financial institution	534.1
PSA Finance Argentina Cía. Financiera S.A. (3)	Argentina	50.00%	Financial institution	704.8
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	739.0
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance	534.1

(1)	Total stockholders’ equity as of December 31, 2016.

(2)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.

(3)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.

(4)	The Bank has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

Below is a description of our subsidiaries.

-	BBVA Francés Valores S. A.

Capital Markets

During 2016 the local securities market was mainly affected by the dynamics started in December 2015 with the liberalization of the foreign-exchange market and the arrival of a new flow of activity, principally from abroad, due to the attractive rates in pesos in relation to an exchange rate with little variation in the year. The main market indicators ended the year with positive variations. Measured in pesos, the Buenos Aires Stock Exchange Merval Index (the “Merval Index”) was up 45%, more than twice the 21.8% increase observed by the Merval Argentina Index, an index that only includes domestic companies. The top performer stocks during the year were Petróleo Brasileiro APBR (up 165%), TS (up 78%) and PETR (up 264.9%). In conclusion, at the end of 2016, the market capitalization of domestic companies represented 12.3% of the GDP of the third quarter of 2016 (the latest available date) compared with 11.3% at the close of 2015.

In this context, fix income markets had a strong performance, with the bonds index (IAMC) recording a 33% increase in pesos and an 8.4% increase in dollars (considering an inflation of nearly 40% in the year). The situation in the stock as well as in the bonds market reflects the change of political and economic expectations. In spite of a slow economic recovery, expectations continue to be positive and the reduction in debt spreads allowed a lower cost of financing for the public as well as for the private sector.

During 2016 the capital markets witnessed a change in the economic policy with greater monetary and foreign-exchange mobility. A successful negotiation with the holdouts permitted a strong reduction of the debt spreads and the return of the government and private sectors to international financing.

Activity of BBVA Francés Valores S.A.

Since the enactment of Law 26,831 and of General Resolution No. 622/13 of the CNV, the activity of Francés Valores S.A. was devoted to providing the service of purchase and sale of negotiable bonds and other securities and authorized transactions directly to clients. As mentioned in the preceding annual report, since January 1, 2015 all transactions with securities done through BBVA Banco Francés S.A. as promoter of Francés Valores, have been canceled according to the new market regulations.

In 2016 Francés Valores practically did not generate any operating income as it reduced its activity almost completely, being now limited to managing the company and its investment portfolio, and to maintaining its operational capacity and the search for new commercial and business opportunities. In such context, the net result for 2016 was Ps.53.7 million, mainly generated by the re-evaluation of its own investment portfolio and the minimum operating expenses required for maintaining the company in full operating capacity.

-	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión.

During 2016, Argentina’s Mutual Funds industry continued on a track of continuous growth. According to provisional data compiled by the Chamber of Mutual Investment Funds, the industry ended the year with assets under management for Ps.323,007 million, up Ps.110,477.1 million, which represents an increase of 51.9% compared with the level of December 31, 2015.

This increase in the assets under management was led by the market funds segment, which ended the year totaling Ps.278,208.2 million, a 72.8% increase. Fixed-income funds had a particularly strong year increasing their assets under management by Ps.90,702 million, or 81.9%, to a total of Ps.201,519.1 million.

Time deposit funds reached the end of 2016 with a total equity of Ps.44,798.9 million, a decrease of Ps.6,850.8 million, or 13.3%, compared with December 31, 2015. The decline is mainly explained by the switch by large corporations from time deposits to more profitable sources of funding, especially short-term fixed income funds.

At December 31, 2016, the assets under management by BBVA Francés Asset Management amounted to Ps.17,475.5 million, an increase of Ps.8,629.7 million, or 97.6% over the previous year, with a 5.4% participation in the mutual investment funds market. Considering the variation of the average equities managed by the entity between December 2015 (Ps.10,643.9 million) and December 2016 (Ps.19,096.4 million), the increase exceeded Ps.8,452.5 million, or 79.4%.

At December 31, 2016 the company had registered with the CNV eleven managed funds:

▪	FBA Renta Pesos, FBA Ahorro Pesos, FBA Bonos Argentina, FBA Horizonte, FBA Renta Mixta, FBA Calificado, FBA Acciones Argentinas and FBA Acciones Latinoamericanas: were in operation, accepting subscriptions and redemptions in pesos;

▪	FBA Bonos Globales and FBA Renta Pesos Plus were operative but had not been marketed yet; and

▪	FBA Commodities, whose investment policy was submitted to the CNV.

As of December 31, 2016, FBA Commodities had not equity volume. The rest of mutual funds had the following equity volumes:

Name of Mutual Fund	Thousands of pesos
FBA Ahorro Pesos	11,269,857
FBA Bonos Argentina	2,793,125
FBA Renta Pesos	2,609,965
FBA Calificado	393,708
FBA Horizonte	252,402
FBA Acciones Latinoamericanas	101,400
FBA Acciones Argentinas	35,594
FBA Renta Pesos Plus	10,083
FBA Renta Mixta	9,055
FBA Bonos Globales	282
Total	17,475,471

-	Grupo Consolidar

Grupo Consolidar comprises Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Consolidar Seguros S.A.

Consolidar AFJP S.A. (undergoing liquidation proceedings)

Law No. 26,425 was enacted on December 4, 2008. It abolished the capitalization system that was part of the Integrated Pension and Retirement System (Sistema Integrado de Jubilaciones y Pensiones) which was merged into and substituted by a single public distribution system called SIPA (Sistema Integrado Previsional Argentino, i.e. Argentine Integrated Pension System). As a consequence, Consolidar AFJP S.A. no longer managed the resources in the individual capitalization accounts of its members, who were beneficiaries of the Argentine Integrated Pension System. These funds were transferred to the Sustainability Guarantee Fund of the Argentine Pension System in the same form as they were invested, and the ANSES became the only and single holder of its assets and rights.

On October 29, 2009 the ANSES issued Resolution No. 290/2009 granting pension and retirement fund managers the possibility of reconverting their corporate purpose to manage funds consisting of voluntary contributions and deposits of the members in their respective capitalization accounts. Interested companies had 30 business days to express their interest.

In view of all of the above, on December 28, 2009, and bearing in mind that it was impossible for Consolidar AFJP S.A. to maintain the corporate purpose for which it had been organized, the company held a unanimous special shareholders meeting. The resolution of this meeting was to dissolve and subsequently wind-up the company as of December 31, 2009 It was understood that this was the best alternative to preserve in the best possible way the creditors’ and shareholders’ interests. At the same time, and in accordance with the terms of the Business Companies Law No. 19,550, the shareholders’ meeting resolved to appoint accountants Messrs. Gabriel Orden and Rubén Lamandia, to liquidate Consolidar AFJP S.A. These accountants are the legal representatives of the Company as of December 31, 2009 and are working in order to wind it up. As of this date, they are taking all necessary steps to carry out the liquidation of Consolidar AFJP S.A. On January 28, 2010, the dissolution of Consolidar AFJP S.A. (undergoing liquidation proceedings) was registered with the IGJ, as were the names of the appointed liquidators.

The general and special shareholders’ meeting of Consolidar AFJP S.A. (undergoing liquidation proceedings) approved on October 19, 2009 a voluntary reduction of the corporate capital by Ps.75 million, which was approved by the Office of Corporations on January 11, 2010. Subsequently, on January 19, 2010, all capital contributions were transferred to the shareholders, in accordance with the above-mentioned reduction.

BBVA Francés, as shareholder, requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finance (Ministerio de Economía y Finanzas Públicas de la Nación) and the ANSES (Administración Nacional de la Seguridad Social). This was done in accordance with the terms of Law No. 26,425 in order to find solutions to the consequences of implementation of the Law. This request was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed a complaint for damages against the federal government and the Ministry of Labor, Employment and Social Security at the Contentious-Administrative Federal Court number 4, Secretariat No. 7, under case number 40,437/2010. The claim was confirmed by BBVA Francés as the controlling shareholder of the company. On July 15, 2011 Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed an additional motion to determine the amount of damages. On March 9, 2012, the Court ordered the service of process to the National State.

In this connection, on May 13, 2013, the judge in charge ordered the commencement of the trial stage. The company collected and submitted all witness, documentary and expert evidence and on May 28, 2013 the submitted evidence was examined at court. At December 2016, the case was still in the stage of producing the accounting evidence.

BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros operates in fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life, debtor balances, funeral services and other insurance risks.

During 2016, it achieved a level of issued premiums of Ps.1,793.5 million, which represents a growth of 39% with respect to the previous year. This increase was derived from a strategy that combines an ample variety of products with multiple channels of distribution and support, all of which are based on segmentation of its clients’ needs and brochures. Accidents paid amounted to Ps.332.9 million in 2016, representing an increase of 13% over its issued premiums.

Net income amounted to Ps.618.7 million, representing a return on net equity at year end of 68.9%. As of December 31, 2016, the minimum capital surplus amounted to Ps.526.1 million and the index of solvency amounted to 1.49.

For 2017, BBVA Consolidar Seguros intends to continue to develop its main business lines, in particular those dealing with other risks, personal accidents, collective life, debit balance, etc., based on an offer of products that satisfies in a differential manner the needs of its main clients.

-	PSA Finance Argentina Compañía Financiera S.A.

The corporate stock of PSA Finance is divided in equal parts between BBVA Francés and Banque PSA Finance, a subsidiary of PSA Peugeot Citroën S.A., with headquarters in France.

PSA Finance’s main business is focused on providing secured loans for the purchase and leasing of new Peugeot and Citroën vehicles. It also offers financing to purchase second-hand cars for clients suggested by the official concessionaries’ networks, as well as other financial products and services linked to the purchase, maintenance and insurance of vehicles.

The motor car industry in Argentina closed 2016 with a total of 682,000 vehicle licenses, a 10% rise compared with 2015.

The year 2016 was difficult for Peugeot and Citroën, mainly due to the struggle to recover market share that had decreased in 2015 due to restrictions imposed on the importation of cars and car parts. The market share of PSA Finance increased from 11.7% in 2015 to 12.8% in 2016. In this context, PSA Finance reached a market penetration of 21.8% in the market for transactions involving newly-issued vehicle licenses, for both brands, an increase of 3.5 percentage points with respect to 2015. This was mainly the result of the close cooperation between PSA Finance, the motor car terminal and the network of concessionaries, which made possible to carry out product campaigns with subsidized interest rates for clients in an environment of high interest rates. The company achieved a total of 22,696 financed transactions in secured loans for new and second-hand cars and vehicles assigned by leasing, for a value equivalent to Ps.1,643 million. As at December 31, 2016, the portfolio of 45,402 clients reached a valuation of Ps.3,126 million, 42% above the figure at the end of 2015.

Net income for PSA Finance was Ps.230 million in 2016, a decrease of 11.9% compared with 2015. The following factors explain the decrease: i) a greater need of financing by third-party equity to cover the increase in our loan portfolio, due to a decrease in our capacity to finance ourselves with our own equity as a consequence of the payment of dividends; ii) a higher payment of commissions to concessionaries according to an increase of production in the year; iii) a reduction of administration expenses in relation to the level of activity and the growth of inflation; iv) higher charges for nonperforming provisions related to an increase in the portfolio of credits granted; and v) an unusually greater tax burden related to the payment of dividends distributed on results from previous years. The Bank expects to continue with a dynamic commercial offer of financial products and services, operating in a process of continuous improvements so as to support a more efficient management.

In recent years we have been developing a system of excellence, focused on the company’s strategy and strengthening the development of competitive products, by putting at the disposal of the Peugeot and Citroën concessionaries a set of tools for developing the sales of our financial products, without neglecting profitability as the basic element. In 2017 we expect to continue on the same path.

-        Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A. (“RCF”) is the main financing company of the Renault concessionaries’ network, both for new and second-hand vehicles. In 2016 Renault achieved a 14.5% share of the car market, as compared with 12.7% in 2015, ranking third in sales and having held the first place in the second half of the year. In an environment of strong competition, it has maintained its share and positioning based on the launching and renovation of models with the significant support of secured loans provided by its financial entity.

The RCF intervention rate, which indicates the percentage of transactions financed by RCF compared with the total amount of Renault vehicles licensed in Argentina, showed a significant increase to 33.7% compared with 27.5% in 2015 and 16.3% in 2014. Although the industry as a whole suffered adverse impact of the economic conditions, mainly due to a slump in the Brazilian demand of vehicles, this was offset in part by commercial management mainly focused on improving penetration and loyalty throughout the network. As for Renault Argentina, it provided strong cooperation with the financial activity, contributing significant commercial means (rate subsidies) both for new and second-hand vehicles.

With this support, RCF financed a record of 33,262 new vehicles in 2016 (compared to 21,797 in 2015) and 8,927 second-hand units (compared to 4,611 in 2015), a growth of 60% in the number of financed contracts. The aggregate value of financing transactions was Ps.4,335 million, an increase of 49% with respect to the Ps.2,914 million financed in 2015. These levels allowed RCF to lead the ranking of loans and loyalty among the companies linked to a trademark, closing the year at 95.7% and achieving an average of 96.6% in 2016 according to AFIMA (Asociación de Financieras de Marcas de Automotrices). This rate indicates the percentage of transactions financed by RCF compared with the total financing transactions made in the concessionaires of Renault in Argentina.

The indicators that measure portfolio risk and quality were relatively low compared to the company’s historical levels. The volume of non-performing loans decreased from 1.4% in December 2015 to 0.92% at the close of 2016, mainly as a result of a significant increase in the loan portfolio.

Regarding financing, during 2016 five series of corporate bonds were issued for a total amount of Ps.843 million, with a total outstanding balance of Ps.1,201 million in corporate bonds at the end of the year. The 2016 issues surpassed the historical record of 2015. The amount of the program remained at Ps.1,400 million, and it was rated as “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo and as “AA2.ar” by Moody’s.

Earnings before taxes at December 31, 2016 amounted to Ps.251 million, lower than 2015 due to the significant increase of sales which generated a higher outlay for commissions paid.

-	Volkswagen Financial Services Compañía Financiera S.A.

Until September 2016, the name of the financial company was Volkswagen Credit Compañía Financiera S.A. and 99.99% of the shares belonged to Volkswagen Argentina S.A., a company owned by Volkswagen AG through direct participation. In September the company was purchased by BBVA Banco Francés S.A. and Volkswagen Financial Services Holding Argentina S.R.L., with participations of 51% and 49%, respectively. In October, the partners increased the capital by Ps.450 million, and the company name was changed to Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”), all of which was authorized by the BCRA. The change of shareholders and the capital increase were for the purpose of developing and expanding the business of providing finance to final clients and concessionaries of the Volkswagen group in Argentina.

During 2016, the Volkswagen Group achieved a participation of 15.8% in the motor car market, once again ranking first in respect of sales. Strong competition derived from the market growth, among other reasons, and an increase in the offer caused a 9% decrease in sales and the loss of 3.1 percentage points of participation in the market as compared to 2015.

The changes in the company’s shareholding structure resulted in a change in its business strategy, which changed from a strategy of cooperation with external business partners to one where all products and services are offered by the company.

In spite of the sales decrease in the Volkswagen Group, VWFS managed to maintain the level of contracts of the previous year, reaching a penetration of 9.6% in licensing of the Volkswagen Group’s trademarks. This is a result of the cooperation among VWFS, the motor car terminal and the concessionaries network in a context of high rates, in order to negotiate products with subsidized rates to the clients, thanks to contributions made by the terminal and the concessionary.

During 2016, the main objective was to prepare the company to be able to offer its own products and financing services. The company has evolved from a staff of 17 employees in 2015 to 44 at the close of 2016. The company headquarters has been completely refurbished and significant investments have been made in equipment and computer systems, all of which are expected to result in offering high quality services and complying at the same time with the regulatory requirements.

In spite of having commenced to offer secured loans and wholesale financing only in November 2016, at the end of the year the company already had granted Ps.165 million in retail financing and Ps.1,454 million in financing to concessionaries. In this year of transition, the company has made an effort to control its costs and investments to improve its results. Net income before taxes attributable to BBVA Francés at December 31, 2016 was a loss of Ps.8.9 million. VWFS is planning to launch a plan for joint commercial actions with the Volkswagen Group’ trademarks in order to increase the financing of units and thus help them improve their sales.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2016.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	8.15%	Clearing house	15.7
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	383.4
Argencontrol S.A. (1)	Argentina	7.77%	Agent mandatory	3.3
Sedesa S.A. (1)	Argentina	9.15%	Deposit guarantee fund	27.9
Prisma Medios de Pagos S.A. (1)	Argentina	10.48%	Credit card issuer	436.5

(1)	Total Stockholders’ Equity as of December 31, 2015.

D.	Property, plants and equipment

BBVA Francés is domiciled in Argentina and has its principal executive offices at Reconquista 199, C1003ABB Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 21,500 square meters in area.

At December 31, 2016, our branch network consisted of 251 retail branches, of which 112 were located in properties that we own and 139 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will become the “BBVA Tower.” This is the largest corporate headquarters real estate development project in the country and is part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. The building is being developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group to preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. Construction was completed in 2016. As of December 31, 2016 the Bank had invested approximately Ps.1,786 million in the project. In the last quarter of 2016 personnel began moving to the new headquarters, a process that still continues.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis in the case of the financial information of BBVA Francés and its subsidiaries. We believe that such averages are representative of our operations and we do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Average balances have been separated between those denominated in pesos and in dollars.

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	15,677,666	4,552,875	(4.06)%	12,923,775	3,685,594	14.09%	8,613,465	1,906,410	(4.79)%
Dollars	1,311,842	11,830	(8.57)%	1,034,674	8,456	36.10%	320,584	77,294	26.95%
Total	16,989,508	4,564,705	(4.41)%	13,958,449	3,694,050	15.72%	8,934,049	1,983,704	(3.65)%
Loans (4)
Private Sector
Pesos	59,247,269	15,516,955	(6.18)%	45,436,586	11,263,271	10.78%	36,673,627	9,381,990	(2.10)%
Dollars	8,539,771	294,828	(6.26)%	2,900,642	127,178	40.91%	2,139,557	84,964	6.35%
Total	67,787,040	15,811,783	(6.19)%	48,337,228	11,390,449	12.58%	38,813,184	9,466,954	(1.63)%
Public Sector
Pesos	744,689	858	(25.56)%	644,724	3,994	(10.68)%	767,109	6,959	(21.33)%
Dollars	38	—	—	16	—	—	1	—	—
Total	744,727	858	(25.56)%	644,740	3,994	(10.68)%	767,110	6,959	(21.33)%
Deposits with the Central Bank
Pesos	722,982	—	—	460,382	—	—	226,182	—	—
Dollars	12,293,078	—	—	5,074,517	—	—	4,790,093	—	—
Total	13,016,060	—	—	5,534,899	—	—	5,016,275	—	—
Other assets
Pesos	4,325,810	898,137	(10.21)%	3,382,485	1,093,416	17.47%	3,036,790	963,458	2.69%
Dollars	37,036	1,635	(5.38)%	51	—	—	5,094	(204)	(1.81)%
Total	4,362,846	899,772	(10.17)%	3,382,536	1,093,416	17.47%	3,041,884	963,254	2.69%
Total interest-earning assets
Pesos	80,718,416	20,968,825	(6.34)%	62,847,952	16,046,275	11.44%	49,317,173	12,258,817	(2.66)%
Dollars	22,181,765	308,293	(8.13)%	9,009,900	135,634	37.03%	7,255,329	162,054	4.57%
Total	102,900,181	21,277,118	(6.72)%	71,857,852	16,181,909	14.64%	56,572,502	12,420,871	(1.73)%

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	12,078,050	—	—	8,696,017	—	—	6,503,743	—	—
Dollars	4,379,521	—	—	1,220,425	—	—	725,282	—	—
Total	16,457,571	—	—	9,916,442	—	—	7,229,025	—	—
Investments in other companies
Pesos	454,912	—	—	321,753	—	—	270,451	—	—
Dollars	3,949	—	—	2,495	—	—	2,175	—	—
Total	458,861	—	—	324,248	—	—	272,626	—	—
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	3,564,522	—	—	2,603,963	—	—	1,881,670	—	—
Total	3,564,522	—	—	2,603,963	—	—	1,881,670	—	—
Allowance for loan losses
Pesos	(1,835,424)	—	—	(1,294,206)	—	—	(1,063,412)	—	—
Dollars	(118,394)	—	—	(73,779)	—	—	(73,906)	—	—
Total	(1,953,818)	—	—	(1,367,985)	—	—	(1,137,318)	—	—
Other assets
Pesos	3,711,795	—	—	2,732,283	—	—	1,907,143	—	—
Dollars	1,372,099	—	—	630,322	—	—	461,939	—	—
Total	5,083,894	—	—	3,362,605	—	—	2,369,082	—	—
Total non-interest-earning assets
Pesos	17,973,855	—	—	13,059,810	—	—	9,499,595	—	—
Dollars	5,637,175	—	—	1,779,463	—	—	1,115,490	—	—
Total	23,611,030	—	—	14,839,273	—	—	10,615,085	—	—
TOTAL ASSETS
Pesos	98,692,271	20,968,825	—	75,907,762	16,046,275	—	58,816,768	12,258,817	—
Dollars	27,818,940	308,293	—	10,789,363	135,634	—	8,370,819	162,054	—
Total	126,511,211	21,277,118	—	86,697,125	16,181,909	—	67,187,587	12,420,871	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	15,971,208	32,835	(25.50)%	12,195,649	22,504	(11.07)%	9,008,762	18,438	(21.88)%
Dollars	10,888,220	670	(9.38)%	3,414,786	179	35.00%	2,055,366	257	2.30%
Total	26,859,428	33,505	(18.96)%	15,610,435	22,683	(0.99)%	11,064,128	18,695	(17.39)%
Time deposits
Pesos	30,592,404	7,628,780	(7.11)%	23,126,105	5,116,213	8.41%	18,763,652	4,160,679	(4.75)%
Dollars	5,301,300	61,787	(8.33)%	2,126,313	47,027	37.98%	1,529,879	6,362	2.71%
Total	35,893,704	7,690,567	(7.29)%	25,252,418	5,163,240	10.90%	20,293,531	4,167,041	(4.19)%
Borrowings from the Central Bank
Pesos	198,826	2,962	(24.54)%	179,478	5,186	(8.66)%	174,668	7,248	(18.81)%
Dollars	12,999	—	—	6,290	—	—	2,703	—	—
Total	211,825	2,962	(23.04)%	185,768	5,186	(8.37)%	177,371	7,248	(18.52)%
Borrowings from other financial institutions
Pesos	722,017	397,857	15.32%	119,208	339,350	241.47%	1,194,336	390,783	3.47%
Dollars	784,532	39,851	(4.78)%	630,548	36,515	42.81%	338,868	12,087	5.94%
Total	1,506,549	437,708	4.85%	749,756	375,865	74.40%	1,533,204	402,870	4.01%
Corporate bonds
Pesos	1,825,101	477,511	(6.20)%	1,792,624	393,905	8.28%	1,674,170	310,596	(7.58)%
Total	1,825,101	477,511	(6.20)%	1,792,624	393,905	8.28%	1,674,170	310,596	(7.58)%
Other liabilities
Pesos	957,428	14,371	(24.53)%	639,270	(151,726)	(32.30)%	1,213,596	(170,402)	(32.99)%
Dollars	651,496	—	—	93,840	—	—	70,714	—	—
Total	1,608,924	14,371	(14.60)%	733,110	(151,726)	(28.16)%	1,284,310	(170,402)	(31.17)%
Total interest-bearing liabilities
Pesos	50,266,984	8,554,316	(13.00)%	38,052,334	5,725,432	2.13%	32,029,184	4,717,342	(10.56)%
Dollars	17,638,547	102,308	(8.86)%	6,271,777	83,721	36.80%	3,997,530	18,706	2.77%
Total	67,905,531	8,656,624	(11.92)%	44,324,111	5,809,153	7.03%	36,026,714	4,736,048	(9.08)%

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	20,644,679	—	—	17,429,167	—	—	13,187,858	—	—
Dollars	6,037,571	—	—	1,377,380	—	—	1,348,613	—	—
Total	26,682,250	—	—	18,806,547	—	—	14,536,471	—	—
Other liabilities
Pesos	14,029,701	—	—	10,194,647	—	—	6,377,714	—	—
Dollars	2,243,718	—	—	1,423,064	—	—	1,157,522	—	—
Total	16,273,419	—	—	11,617,711	—	—	7,535,236	—	—
Minority interest
Pesos	410,156	—	—	—	—	—	—	—	—
Total	410,156	—	—	—	—	—	—	—	—
Stockholders’ equity
Pesos	15,239,855	—	—	11,948,756	—	—	9,089,166	—	—
Total	15,239,855	—	—	11,948,756	—	—	9,089,166	—	—
Total non–interest bearing liabilities and stockholders’ equity
Pesos	50,324,391	—	—	39,572,570	—	—	28,654,738	—	—
Dollars	8,281,289	—	—	2,800,444	—	—	2,506,135	—	—
Total	58,605,680	—	—	42,373,014	—	—	31,160,873	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	100,591,375	8,554,316	—	77,624,904	5,725,432	—	60,683,922	4,717,342	—
Dollars	25,919,836	102,308	—	9,072,221	83,721	—	6,503,665	18,706	—
Total	126,511,211	8,656,624	—	86,697,125	5,809,153	—	67,187,587	4,736,048	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

The following tables show average balances, interest amounts and average nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	15,677,666	4,552,875	29.04%	12,923,775	3,685,594	28.52%	8,613,465	1,906,410	22.13%
Dollars	1,311,842	11,830	0.90%	1,034,674	8,456	0.82%	320,584	77,294	24.11%
Total	16,989,508	4,564,705	26.87%	13,958,449	3,694,050	26.46%	8,934,049	1,983,704	22.20%
Loans (4)
Private Sector
Pesos	59,247,269	15,516,955	26.19%	45,436,586	11,263,271	24.79%	36,673,627	9,381,990	25.58%
Dollars	8,539,771	294,828	3.45%	2,900,642	127,178	4.38%	2,139,557	84,964	3.97%
Total	67,787,040	15,811,783	23.33%	48,337,228	11,390,449	23.56%	38,813,184	9,466,954	24.39%
Public Sector
Pesos	744,689	858	0.12%	644,724	3,994	0.62%	767,109	6,959	0.91%
Dollars	38	—	—	16	—	—	1	—	—
Total	744,727	858	0.12%	644,740	3,994	0.62%	767,110	6,959	0.91%
Deposits with the Central Bank
Pesos	722,982	—	—	460,382	—	—	226,182	—	—
Dollars	12,293,078	—	—	5,074,517	—	—	4,790,093	—	—
Total	13,016,060	—	—	5,534,899	—	—	5,016,275	—	—
Other assets
Pesos	4,325,810	898,137	20.76%	3,382,485	1,093,416	32.33%	3,036,790	963,458	31.73%
Dollars	37,036	1,635	4.41%	51	—	0.20%	5,094	(204)	(4.00)%
Total	4,362,846	899,772	20.62%	3,382,536	1,093,416	32.33%	3,041,884	963,254	31.67%
Total interest-earning assets
Pesos	80,718,416	20,968,825	25.98%	62,847,952	16,046,275	25.53%	49,317,173	12,258,817	24.86%
Dollars	22,181,765	308,293	1.39%	9,009,900	135,634	1.51%	7,255,329	162,054	2.23%
Total	102,900,181	21,277,118	20.68%	71,857,852	16,181,909	22.52%	56,572,502	12,420,871	21.96%

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	12,078,050	—	—	8,696,017	—	—	6,503,743	—	—
Dollars	4,379,521	—	—	1,220,425	—	—	725,282	—	—
Total	16,457,571	—	—	9,916,442	—	—	7,229,025	—	—
Investments in other companies
Pesos	454,912	—	—	321,753	—	—	270,451	—	—
Dollars	3,949	—	—	2,495	—	—	2,175	—	—
Total	458,861	—	—	324,248	—	—	272,626	—	—
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	3,564,522	—	—	2,603,963	—	—	1,881,670	—	—
Total	3,564,522	—	—	2,603,963	—	—	1,881,670	—	—
Allowance for loan losses
Pesos	(1,835,424)	—	—	(1,294,206)	—	—	(1,063,412)	—	—
Dollars	(118,394)	—	—	(73,779)	—	—	(73,906)	—	—
Total	(1,953,818)	—	—	(1,367,985)	—	—	(1,137,318)	—	—
Other assets
Pesos	3,711,795	—	—	2,732,283	—	—	1,907,143	—	—
Dollars	1,372,099	—	—	630,322	—	—	461,939	—	—
Total	5,083,894	—	—	3,362,605	—	—	2,369,082	—	—
Total non-interest-earning assets
Pesos	17,973,855	—	—	13,059,810	—	—	9,499,595	—	—
Dollars	5,637,175	—	—	1,779,463	—	—	1,115,490	—	—
Total	23,611,030	—	—	14,839,273	—	—	10,615,085	—	—
TOTAL ASSETS
Pesos	98,692,271	20,968,825	—	75,907,762	16,046,275	—	58,816,768	12,258,817	—
Dollars	27,818,940	308,293	—	10,789,363	135,634	—	8,370,819	162,054	—
Total	126,511,211	21,277,118	—	86,697,125	16,181,909	—	67,187,587	12,420,871	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	15,971,208	32,835	0.21%	12,195,649	22,504	0.18%	9,008,762	18,438	0.20%
Dollars	10,888,220	670	0.01%	3,414,786	179	0.01%	2,055,366	257	0.01%
Total	26,859,428	33,505	0.12%	15,610,435	22,683	0.15%	11,064,128	18,695	0.17%
Time deposits
Pesos	30,592,404	7,628,780	24.94%	23,126,105	5,116,213	22.12%	18,763,652	4,160,679	22.17%
Dollars	5,301,300	61,787	1.17%	2,126,313	47,027	2.21%	1,529,879	6,362	0.42%
Total	35,893,704	7,690,567	21.43%	25,252,418	5,163,240	20.45%	20,293,531	4,167,041	20.53%
Borrowings from the Central Bank
Pesos	198,826	2,962	1.49%	179,478	5,186	2.89%	174,668	7,248	4.15%
Dollars	12,999	—	—	6,290	—	—	2,703	—	—
Total	211,825	2,962	1.40%	185,768	5,186	2.79%	177,371	7,248	4.09%
Borrowings from other financial institutions
Pesos	722,017	397,857	55.10%	119,208	339,350	284.67%	1,194,336	390,783	32.72%
Dollars	784,532	39,851	5.08%	630,548	36,515	5.79%	338,868	12,087	3.57%
Total	1,506,549	437,708	29.05%	749,756	375,865	50.13%	1,533,204	402,870	26.28%
Corporate bonds
Pesos	1,825,101	477,511	26.16%	1,792,624	393,905	21.97%	1,674,170	310,596	18.55%
Total	1,825,101	477,511	26.16%	1,792,624	393,905	21.97%	1,674,170	310,596	18.55%
Other liabilities
Pesos	957,428	14,371	1.50%	639,270	(151,726)	(23.73)%	1,213,596	(170,402)	(14.04)%
Dollars	651,496	—	—	93,840	—	—	70,714	—	—
Total	1,608,924	14,371	0.89%	733,110	(151,726)	(20.70)%	1,284,310	(170,402)	(13.27)%
Total interest-bearing liabilities
Pesos	50,266,984	8,554,316	17.02%	38,052,334	5,725,432	15.05%	32,029,184	4,717,342	14.73%
Dollars	17,638,547	102,308	0.58%	6,271,777	83,721	1.33%	3,997,530	18,706	0.47%
Total	67,905,531	8,656,624	12.75%	44,324,111	5,809,153	13.11%	36,026,714	4,736,048	13.15%

	Year ended December 31,
	2016			2015			2014
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)	Average balance (1)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	20,644,679	—	—	17,429,167	—	—	13,187,858	—	—
Dollars	6,037,571	—	—	1,377,380	—	—	1,348,613	—	—
Total	26,682,250	—	—	18,806,547	—	—	14,536,471	—	—
Other liabilities
Pesos	14,029,701	—	—	10,194,647	—	—	6,377,714	—	—
Dollars	2,243,718	—	—	1,423,064	—	—	1,157,522	—	—
Total	16,273,419	—	—	11,617,711	—	—	7,535,236	—	—
Minority interest
Pesos	410,156	—	—	—	—	—	—	—
Total	410,156	—	—	—	—	—	—	—
Stockholders’ equity
Pesos	15,239,855	—	—	11,948,756	—	—	9,089,166	—	—
Total	15,239,855	—	—	11,948,756	—	—	9,089,166	—	—
Total non–interest-bearing liabilities and stockholders’ equity
Pesos	50,324,391	—	—	39,572,570	—	—	28,654,738	—	—
Dollars	8,281,289	—	—	2,800,444	—	—	2,506,135	—	—
Total	58,605,680	—	—	42,373,014	—	—	31,160,873	—	—
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	100,591,375	8,554,316	—	77,624,904	5,725,432	—	60,683,922	4,717,342	—
Dollars	25,919,836	102,308	—	9,072,221	83,721	—	6,503,665	18,706	—
Total	126,511,211	8,656,624	—	86,697,125	5,809,153	—	67,187,587	4,736,048	—

(1)	Average balances are derived from month-end balances.

(2)	Annualized on a 360-day basis.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2016 compared with the fiscal year ended December 31, 2015 and for the fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2016/2015 Increase (Decrease) Due to Changes in			Year ended December 31, 2015/2014 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	799,744	67,537	867,281	1,229,212	549,972	1,779,184
Dollars	2,499	875	3,374	5,836	(74,674)	(68,838)
Total	802,243	68,412	870,655	1,235,048	475,298	1,710,346
Loans
Private sector
Pesos	3,617,040	636,644	4,253,684	2,172,250	(290,969)	1,881,281
Dollars	194,686	(27,036)	167,650	33,370	8,844	42,214
Total	3,811,726	609,608	4,421,334	2,205,620	(282,125)	1,923,495
Public sector
Pesos	115	(3,251)	(3,136)	(758)	(2,207)	(2,965)
Total	115	(3,251)	(3,136)	(758)	(2,207)	(2,965)
Other assets
Pesos	195,856	(391,135)	(195,279)	117,748	18,210	129,958
Dollars	1,633	2	1,635	(10)	214	204
Total	197,489	(391,133)	(193,644)	117,738	18,424	130,162
Total interest-earning assets
Pesos	4,612,755	309,795	4,922,550	3,512,452	275,006	3,787,458
Dollars	198,818	(26,159)	172,659	39,196	(65,616)	(26,420)
Total	4,811,573	283,636	5,095,209	3,551,648	209,390	3,761,038

	Year endede December 31, 2016/2015 Increase (Decrease) Due to Changes in			Year endede December 31, 2015/2014 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	7,761	2,570	10,331	5,882	(1,816)	4,066
Dollars	460	31	491	71	(149)	(78)
Total	8,221	2,601	10,822	5,953	(1,965)	3,988
Time deposits
Pesos	1,861,859	650,708	2,512,567	965,111	(9,577)	955,534
Dollars	37,005	(22,245)	14,760	13,191	27,474	40,665
Total	1,898,864	628,463	2,527,327	978,302	17,897	996,199
Borrowings from the Central Bank
Pesos	289	(2,513)	(2,224)	139	(2,201)	(2,062)
Total	289	(2,513)	(2,224)	139	(2,201)	(2,062)
Borrowings from other financial institutions
Pesos	332,169	(273,662)	58,507	(3,060,570)	3,009,137	(51,433)
Dollars	7,822	(4,486)	3,336	16,891	7,537	24,428
Total	339,991	(278,148)	61,843	(3,043,679)	3,016,674	(27,005)
Corporate bonds
Pesos	8,497	75,109	83,606	26,028	57,281	83,309
Total	8,497	75,109	83,606	26,028	57,281	83,309
Other liabilities
Pesos	4,776	161,321	166,097	136,312	(117,636)	18,676
Total	4,766	161,321	166,097	136,312	(117,636)	18,676
Total interest-bearing liabilities
Pesos	2,215,351	613,533	2,828,884	(1,927,098)	2,935,188	1,008,090
Dollars	45,287	(26,700)	18,587	30,153	34,862	65,015
Total	2,260,638	586,833	2,847,471	(1,896,945)	2,970,050	1,073,105

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	80,718,416	62,847,952	49,317,173
Dollars	22,181,765	9,009,900	7,255,329
Total	102,900,181	71,857,852	56,572,502
Net interest income (1)
Pesos	12,414,509	10,320,843	7,541,475
Dollars	205,985	51,913	143,348
Total	12,620,494	10,372,756	7,684,823
Net interest margin (2)
Pesos	15.38%	16.42%	15.29%
Dollars	0.93%	0.58%	1.98%
Weighted average rate	12.26%	14.44%	13.58%
Yield spread nominal basis (3)
Pesos	8.96%	10.49%	10.13%
Dollars	0.81%	0.17%	1.77%
Weighted average rate	7.93%	9.41%	8.81%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.

(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities as of December 31, 2016, 2015 and 2014 by type and currency of denomination.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Government securities
In pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON)	62,190	21,120	43,400
Argentine bonds	4,040,409	2,873,474	2,482,705
Other debt bonds	2,623	2,458	608
Holdings booked at amortized cost
Other debt bonds	100,441	164	164
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	7,375,103	11,065,745	8,630,056
Total government securities in pesos	11,580,766	13,962,961	11,156,933
In foreign currency:
Holdings booked at fair value
Argentine bonds	197,364	326,126	415,760
Treasury bills	2,345
Holdings booked at amortized cost
Treasury bills	803,648	—	—
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	—	20,835	—
Total government securities in foreign currency	1,003,357	346,961	415,760
Total government securities	12,584,123	14,309,922	11,572,693
Corporate securities—Listed
Shares	49	174	178
Mutual funds	154,850	112,307	60,819
Total corporate securities	154,899	112,481	60,997
Subtotal government and corporate securities	12,739,022	14,422,403	11,633,690
Allowances	(213)	(212)	(201)
Total government and corporate securities	12,738,809	14,422,191	11,633,489
Corporate securities—Unlisted	325,925	200,894	48,653

As of December 31, 2016, we held securities issued by the Republic for a total of Ps. 1,737,508 thousand and Ps. 1,737,508 thousand and securities issued by the BCRA for a total of Ps. 1,986,321 thousand and Ps. 1,978,462 thousand, both in terms of market value and book value, respectively. These amounts exceeded 10% of our shareholders’ equity as of such date.

The table below shows the composition of such securities:

Issuer	Securities	Book value	Market value
		(in thousands of pesos)
Argentine Republic	BOGAR 2020	1,737,508	1,737,508
BCRA	I01F7BCRA	1,978,462	1,986,321

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2016 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Holdings booked at fair value
Debt consolidation bonds—Social security (BOCON) (*)	4,807	19,228	38,156	—	62,190
Argentine bonds (*)	587,913	3,037,786	237,360	177,350	4,040,409
Other debt bonds	874	1,749	—	—	2,623
Holdings booked at amortized cost
Other debt bonds	164	100,277	—	—	100,441
Instruments issued by the Argentine Central Bank
Argentine Central Bank bills (LEBAC)	7,375,103	—	—	—	7,375,103
Total government securities in pesos	7,968,861	3,159,040	275,515	177,350	11,580,766
In foreign currency:
Holdings booked at fair value
Argentine bonds (*)	197,364	—	—	—	197,364
Treasury bills	2,345	—	—	—	2,345
Holdings booked at amortized cost
Treasury bills	803,648	—	—	—	803,648
Total government securities in foreign currency	1,003,357	—	—	—	1,003,357
Total government securities	8,972,218	3,159,040	275,515	177,350	12,584,123
Corporate bonds —Unlisted	78,813	247,112	—	—	325,925
Weighted average yield (for the securities indicated with *)	0.40%	11.99%	17.75%	4.77%

Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of December 31, 2016, 2015, 2014, 2013 and 2012. Loans are stated before deduction of the allowance for loan losses. See Note 24.4 to the Consolidated Financial Statements for further details on the types of loans that compose our loan portfolio.

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos)
Principal
Advances (1)	9,546,565	6,739,426	6,861,786	6,552,258	5,097,179
Notes discounted and purchased (2)	10,896,722	9,559,666	6,035,048	5,476,961	4,240,993
Secured with mortgages	1,889,443	2,122,955	1,466,346	1,243,900	877,775
Consumer loans (3)	37,518,102	30,234,396	21,253,033	16,907,751	11,981,439
Financial loans (4)	1,991,564	1,743,165	1,127,116	1,871,093	1,493,493
Loans to governmental sector (5)	98,819	66,799	54,459	40,915	35,067
Other loans (6)	17,754,130	6,510,536	5,025,304	4,647,736	4,921,690

Unaccrued interest and unused collections (7)	(329,346)	(216,365)	(133,912)	(132,213)	(73,413)

Interest and exchange differences receivable	1,142,074	908,684	691,454	582,255	443,065

Allowance for loan losses	(1,618,152)	(1,105,941)	(937,794)	(722,462)	(523,857)
Total	78,889,921	56,563,321	41,442,840	36,468,194	28,493,431

Secured Loans

Liquid guarantees	1,158,818	1,506,208	1,098,205	412,176	328,725
Preferred guarantees (8)	6,817,731	5,901,564	4,799,288	4,484,338	3,390,488
Total	7,976,549	7,407,772	5,897,493	4,896,514	3,719,213

(1)	Advances include short and long-term loans to companies and overdraft lines of credit.

(2)	Notes discounted and purchased are endorsed promissory notes.

(3)	Consumer loans include credit card loans and other consumer loans. Overdrafts to individuals are included under “Advances”.

(4)	Financial loans are defined as loans to financial institutions.

(5)	Loans to governmental sector are secured by taxable rights.

(6)	Other loans are loans not included in other categories.

(7)	Unaccrued interest and unused collections is defined as the discount on notes and bills.

(8)	Preferred guarantees are those that ensure the collection of the amount owed because they are entered into with solvent third parties or in markets where they can be settled directly, as well as those that are executed through simple legal processes.

For a description of the risk elements associated with our investment portfolio and our risk policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2016, 2015, 2014, 2013 and 2012. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2016		2015		2014		2013		2012
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	2,548,330	3.17%	2,946,020	5.11%	2,240,333	5.29%	2,057,623	5.53%	1,591,185	5.48%
Beverage	901,045	1.12%	1,314,655	2.28%	1,234,121	2.91%	798,011	2.15%	453,931	1.56%
Chemicals	2,973,652	3.69%	2,402,739	4.17%	2,801,410	6.61%	2,481,665	6.67%	1,804,376	6.22%
Construction	454,516	0.56%	636,285	1.10%	449,476	1.06%	240,707	0.65%	186,295	0.64%
Consumer	38,622,005	47.99%	29,571,132	51.28%	20,976,356	49.50%	16,511,057	44.40%	11,628,175	40.07%
Electricity, oil, water and sanitary services	779,459	0.97%	447,488	0.78%	386,656	0.91%	515,041	1.38%	278,560	0.96%
Financial sector	1,991,564	2.47%	1,743,165	3.02%	1,127,116	2.66%	1,871,093	5.03%	1,493,493	5.15%
Foodstuff	1,936,185	2.40%	1,848,101	3.20%	1,143,085	2.70%	1,623,070	4.36%	1,263,087	4.35%
Government services	98,819	0.12%	66,799	0.12%	54,459	0.13%	40,915	0.11%	35,067	0.12%
Industrial metals	2,160,340	2.68%	754,741	1.31%	691,058	1.63%	648,184	1.74%	697,031	2.40%
Leather and fur product	28,451	0.04%	34,283	0.06%	36,764	0.09%	38,521	0.10%	16,315	0.06%
Mining products	259,425	0.32%	112,472	0.20%	386,382	0.91%	981,471	2.64%	922,630	3.18%
Oil and carbon	362,943	0.45%	835,427	1.45%	399,569	0.94%	330,340	0.89%	288,784	1.00%
Others	15,678,193	19.48%	8,021,186	13.91%	5,263,827	12.39%	3,864,947	10.39%	4,726,115	16.29%
Other manufacturing	300,045	0.37%	166,064	0.28%	165,554	0.39%	265,935	0.72%	272,287	0.94%
Printers, Publishers and Related Industries	102,557	0.13%	82,295	0.14%	62,144	0.15%	66,277	0.18%	36,612	0.13%
Rubber products	323,205	0.40%	293,736	0.51%	252,596	0.60%	389,815	1.05%	279,394	0.96%
Retail trade	4,990,286	6.20%	2,957,944	5.13%	2,275,910	5.37%	1,502,148	4.04%	988,538	3.41%
Services	124,497	0.15%	93,519	0.16%	66,306	0.16%	135,106	0.36%	85,421	0.29%
Shoes, apparel and other textile products	298,094	0.37%	161,720	0.28%	163,752	0.39%	268,601	0.72%	161,859	0.56%
Textile	325,421	0.40%	226,061	0.39%	163,468	0.39%	148,434	0.40%	120,637	0.42%
Tobacco	4,462	0.01%	5,844	0.01%	9,119	0.02%	6,590	0.02%	10,885	0.04%
Transportation material	1,594,160	1.98%	423,682	0.73%	328,774	0.78%	577,112	1.55%	365,210	1.26%
Wholesale trade	3,568,864	4.43%	2,451,069	4.25%	1,651,395	3.90%	1,787,888	4.81%	1,275,964	4.40%
Wood products and cork	81,555	0.10%	72,835	0.13%	51,004	0.12%	40,105	0.11%	35,437	0.11%
Total	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2016 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2016	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	98,819	98,819	—	—	—
To the financial sector	1,991,564	1,462,531	365,668	163,365	—
To the non-financial private sector and residents abroad	78,417,690	47,637,880	17,077,519	13,563,135	139,156
Overdrafts	9,801,870	6,624,123	3,059,579	118,168	—
With privileged guarantees	7,631,029	1,540,502	2,556,271	3,403,801	130,455
Credit cards	22,625,315	22,625,315	—	—	—
Other	38,359,476	16,847,940	11,461669	10,041,166	8,701
Total	80,508,073	49,199,230	17,443,187	13,726,500	139,156
Percentage of total loan portfolio	100.00%	61.11%	21.67%	17.05%	0.17%

Interest Rate Sensitivity of Outstanding Loans

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2016. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2016
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	826,930
Foreign currency	152,449
Sub-total	979,379
Fixed Rate
Pesos	66,625,139
Foreign currency	12,287,479
Sub-total	78,912,618
Non-performing (1)
Pesos	611,291
Foreign currency	4,785
Sub-total	616,076
Total	80,508,073

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—E. Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of December 31, 2016.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To the non-financial public sector	—	—
To the financial sector	163,365	—
To the non-financial private sector and residents abroad	13,622,613	146
Total	13,785,978	146

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2016, 2015 and 2014, the aggregate amount of our “cross-border outstandings” exceeding 1% of our total assets at each date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency. Our cross-border outstandings are denominated exclusively in dollars, converted into pesos in the chart below.

	As of December 31,
	2016	2015	2014
	(in thousands of pesos)
To the non-financial private sector and residents abroad
Other	1,674,658	—	—
Total	1,674,658	—	—

Classification of Loan Portfolio

We classify our borrowers in accordance with the regulations of the Central Bank, our primary regulator, and not in the manner established by the SEC. As a result, we do not keep records classifying loans as “non-accrual”, “past due”, “restructured” and “potential problem loans”, as those terms are defined by the SEC. For a description of the regulations of the Central Bank classification of debtors and provisioning, see “F. The Argentine banking System and its regulatory framework—Loan Loss Allowance.”

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at December 31, 2016, 2015, 2014, 2013 and 2012:

	As of December 31,
	2016	%	2015	%	2014	%	2013	%	2012	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	79,475,425	98.72%	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%
Low risk / Special tracking	416,573	0.52%	254,045	0.44%	267,694	0.63%	229,270	0.62%	168,917	0.58%
Medium risk / Substandard	369,347	0.46%	186,600	0.32%	207,858	0.49%	138,687	0.37%	96,211	0.33%
High risk / High risk of insolvency	207,725	0.26%	139,648	0.24%	142,797	0.34%	106,622	0.29%	72,974	0.25%
Irrecoverable	38,917	0.05%	43,616	0.08%	67,495	0.16%	38,811	0.10%	18,556	0.06%
Irrecoverable for technical decision	86	—	136	—	133	—	134	—	162	—
Total	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%

We classify our loan portfolio in three catergories: (i) commercial, (ii) consumer, and (iii) consumer-like loans.

The following table presents our consumer and commercial (the latter including also consumer-like loans) loan portfolio as of December 31, 2016, 2015, 2014, 2013 and 2012 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	As of December 31,
	2016		2015		2014		2013		2012
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	36,113,077	97.42%	28,473,942	98.75%	20,054,997	97.14%	16,527,979	97.43%	12,067,720	97.47%
Normal (Commercial)	43,362,348	99.82%	28,571,275	99.09%	21,639,660	99.56%	20,149,153	99.61%	16,592,748	99.73%
	79,475,425	98.72%	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%	28,660,468	98.77%
Low risk (Consumer)	390,802	1.05%	230,691	0.80%	251,710	1.22%	202,832	1.20%	151,296	1.22%
Special tracking (Commercial)	25,771	0.06%	23,354	0.08%	15,984	0.07%	26,438	0.13%	17,621	0.11%
	416,573	0.52%	254,045	0.44%	267,694	0.63%	229,270	0.62%	168,917	0.58%
Medium risk (Consumer)	344,485	0.93%	174,717	0.61%	179,378	0.87%	132,417	0.78%	90,692	0.73%
Substandard (Commercial)	24,862	0.06%	11,883	0.04%	28,480	0.13%	6,270	0.03%	5,519	0.03%
	369,347	0.46%	186,600	0.32%	207,858	0.49%	138,687	0.37%	96,211	0.33%
High risk (Consumer)	190,789	0.51%	110,443	0.38%	132,140	0.64%	72,717	0.43%	55,616	0.45%
High risk of insolvency (Commercial)	16,936	0.04%	29,205	0.10%	10,657	0.05%	33,905	0.17%	17,358	0.10%
	207,725	0.26%	139,648	0.24%	142,797	0.34%	106,622	0.29%	72,974	0.25%
Irrecoverable (Consumer)	30,450	0.08%	27,537	0.10%	26,891	0.13%	27,205	0.16%	14,916	0.12%
Irrecoverable (Commercial)	8,467	0.02%	16,079	0.06%	40,604	0.19%	11,606	0.06%	3,640	0.02%
	38,917	0.05%	43,616	0.08%	67,495	0.16%	38,811	0.10%	18,556	0.06%
Irrecoverable for technical decision (Consumer)	86	—	136	—	133	—	134	—	162	—
Irrecoverable for technical decision (Commercial)	—	—	—	—	—	—	—	—	—	—
	86	—	136	—	133	—	134	—	162	—
Total consumer loans	37,069,689	100.00%	29,017,466	100.00%	20,645,249	100.00%	16,963,284	100.00%	12,380,402	100.00%
Total commercial loans	43,438,384	100.00%	28,651,796	100.00%	21,735,385	100.00%	20,227,372	100.00%	16,636,886	100.00%
Total	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%	29,017,288	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described in “Item 4.F—The Argentine Banking System and its regulatory framework—Loan Losses Allowance”, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos)
Non-performing loans (1)	616,076	370,000	418,283	284,254	187,903
Total	616,076	370,000	418,283	284,254	187,903

With preferred guarantees	71,017	66,318	76,291	68,581	50,080
Unsecured	545,059	303,682	341,992	215,673	137,823
Total	616,076	370,000	418,283	284,254	187,903

(1)	Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Problem”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At December 31, 2016, 2015, 2014, 2013 and 2012, non-performing loans include Ps420,256, Ps.236,870, Ps.259,401, Ps.161,588 and Ps.114,515, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	As of December 31,
	2016		2015		2014		2013		2012
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	21,300	3.46%	35,751	9.66%	25,440	6.08%	24,034	8.46%	10,557	5.62%
Beverage	101	0.02%	2	—	—	—	3	—	1	—
Chemicals	56	0.01%	14	—	2,486	0.59%	115	0.04%	9	—
Construction	6,325	1.03%	99	0.03%	538	0.13%	560	0.20%	1,058	0.56%
Consumer	570,999	92.68%	315,920	85.38%	341,003	81.53%	240,428	84.57%	162,742	86.61%
Electrical machinery	17	—	594	0.16%	23	0.01%	8	—	230	0.12%
Financial sector	55	0.01%	58	0.02%	147	0.04%	14	—	1	—
Foodstuff	4,444	0.72%	2,118	0.57%	8,611	2.06%	140	0.05%	168	0.09%
Industrial metals	364	0.06%	23	0.01%	9	—	260	0.09%	5	—
Leather and fur products	397	0.06%	26	0.01%	9	—	3	—	833	0.44%
Machinery and tools	6	—	13	—	7,880	1.88%	10,177	3.58%	9,462	5.04%
Mining products	5	—	16	—	6	—	300	0.11%	4	—
Oil and carbon	5,420	0.88%	23	0.01%	81	0.02%	3	—	1	—
Others	372	0.06%	83	0.02%	9	—	14	—	11	0.01%
Other manufacturing	111	0.02%	26	0.01%	5,449	1.30%	894	0.31%	40	0.02%
Paper products		—	23	0.01%	4	—	190	0.07%	4	—
Printer, publishers and related industries	1,018	0.17%	1,422	0.38%	1,393	0.33%	165	0.06%	231	0.12%
Rubber products	—	—	6	—	49	0.01%	—	—	—	—
Retail trade	671	0.11%	517	0.14%	1,627	0.39%	1,076	0.38%	1,040	0.55%
Services	310	0.05%	1,276	0.34%	3,148	0.75%	108	0.04%	328	0.17%
Textile	1,062	0.17%	271	0.07%	2,563	0.61%	6	—	342	0.18%
Transportation material	387	0.06%	839	0.23%	646	0.15%	336	0.12%	192	0.10%
Wholesale trade	238	0.055	5,383	1.46%	11,650	2.80%	5,419	1.92%	644	0.34%
Wood products and cork	2,418	0.39%	5,497	1.49%	5,512	1.32%	1	—	—	—
Total	616,076	100.00%	370,000	100.00%	418,283	100.00%	284,254	100.00	187,903	100.00%

As of December 31, 2016, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, approximately Ps.1,674.7 million, or 2.08% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 amounted to Ps.22.3 million, Ps.15.2 million, Ps.17.4 million, Ps.29.8 million and Ps.25.5 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012. See Note 24.5 to the Consolidated Financial Statements. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	1,105,941	937,794	722,462	523,857	444,973
Provisions for loan losses	1,057,807	648,207	575,510	456,267	259,181
Charge-offs (1)	(545,596)	(480,060)	(360,178)	(257,662)	(180,297)
Advances	—	—	—	—	(37,869)
Consumer	(514,529)	(434,915)	(321,645)	(241,126)	(119,112)
Notes discounted and purchased	(3,469)	(6,668)	—	—	—
Other	(27,598)	(38,477)	(38,533)	(16,536)	(23,316)
Balance at the end of year	1,618,152	1,105,941	937,794	722,462	523,857
Net charge-off / average loans	0.81%	0.98%	0.92%	0.79%	0.70%

(1)	Charge-offs are not concentrated in any particular economic activity. Our management estimates that of the Ps.545.6 million charged-off in the fiscal year ended December 31, 2016, Ps.46.6 million or 8.54%, were related to corporate borrowers and Ps.499.0 million or 91.46%, were related to individual consumers. The variation between 2016 and 2015 was due to the increases in the ratio of arrears and doubtful loan portfolio . Of the Ps.480.1 million charged-off in the fiscal year ended December 31, 2015, Ps.70.5 million or 14.68%, were related to corporate borrowers and Ps.409.6 million or 85.32%, were related to individual consumers. The variation between 2015 and 2014 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.360.2 million charged-off in the fiscal year ended December 31, 2014, Ps.29.9 million or 8.31%, were related to corporate borrowers and Ps.330.2 million or 91.69%, were related to individual consumers. The variation between 2014 and 2013 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.257.7 million charged-off in the fiscal year ended December 31, 2013, Ps.26.0 million or 10.08%, were related to corporate borrowers and Ps.231.7 million or 89.92%, were related to individual consumers. The variation between 2013 and 2012 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.180.3 million charged-off in the fiscal year ended December 31, 2012, Ps.23.0. million or 12.76%, were related to corporate borrowers and Ps.157.3 million or 87.24%, were related to individual consumers. The variation between 2012 and 2011 was due to the increases in the ratio of arrears and doubtful loan portfolio. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category of loans in the total loan portfolio (principal only) as of December 31, 2016, 2015, 2014, 2013 and 2012.

	As of December 31,
	2016		2015		2014		2013		2012
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	129,765	12.01%	86,336	11.89%	101,951	16.51%	80,045	17.96%	63,394	17.94%
Notes discounted and purchased	110,800	13.71%	105,838	16.86%	68,917	14.52%	56,611	15.01%	44,713	14.92%
Secured with mortgages	22,164	2.38%	29,936	3.74%	21,705	3.53%	15,705	3.42%	10,802	3.10%
Chattel mortgage	97,836	7.08%	83,562	8.06%	72,818	8.89%	72,982	9.54%	47,060	8.72%
Consumers loans	861,454	40.15%	637,615	45.26%	512,003	42.25%	382,529	36.81%	260,970	33.44%
Financial Loans	31,139	2.32%	15,639	2.69%	21,922	2.19%	25,926	4.50%	21,867	4.54%
Other loans to governmental sector	—	0.01%	—	0.02%	—	0.02%	—	0.02%	—	0.03%
Other	364,994	22.34%	147,015	11.48%	138,478	12.09%	88,664	12.74%	75,051	17.31%
Total	1,618,152	100.00%	1,105,941	100.00%	937,794	100.00%	722,462	100.00%	523,857	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	20,644,679	17,429,167	13,187,858
Dollars	6,037,571	1,377,380	1,348,613
Total	26,682,250	18,806,547	14,536,471
Saving accounts
Average
Pesos	15,971,208	12,195,649	9,008,762
Dollars	10,888,220	3,414,786	2,055,366
Total	26,859,428	15,610,435	11,064,128
Average real rate
Pesos	(25.50)%	(11.07)%	(21.88)%
Dollars	(9.38)%	35.00%	2.30%
Total	(18.96)%	(0.99)%	(17.39)%
Time deposits
Average
Pesos	30,592,404	23,126,105	18,763,652
Dollars	5,301,300	2,126,313	1,529,879
Total	35,893,704	25,252,418	20,293,531
Average real rate
Pesos	(7.11)%	8.41%	(4.75)%
Dollars	(8.33)%	37.98%	2.71%
Total	(7.29)%	10.90%	(4.19)%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at December 31, 2016.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	22,176,365	22,176,365	—	—	—
Savings	42,591,155	42,591,155	—	—	—
Time deposits	36,300,192	33,218,873	2,514,851	388,580	177,888
Investment accounts	85,194	—	85,194	—	—
Other	13,468,847	13,468,847	—	—	—
Total	114,621,753	111,455,240	2,600,045	388,580	177,888

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2016.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	8,945,152	7,163,662	1,385,736	243,254	152,500
Total	8,945,152	7,163,662	1,385,736	243,254	152,500

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos, except percentages)
Net income	3,643,672	3,784,487	3,204,496
Average total assets (1)	131,244,455	92,512,552	66,406,265
Average stockholders’ equity (1)	15,088,199	12,024,120	8,744,028
Stockholders’ equity at the end of the fiscal year	16,460,035	13,716,363	10,331,876
Net income as a percentage of:
Average total assets	2.78%	4.09%	4.83%
Average stockholders’ equity	24.15%	31.47%	36.65%
Declared dividends (2)	911,000	900,000	400,000
Dividend payout ratio (3)	25.00%	23.78%	12.48%
Average stockholders’ equity as a percentage of average total assets	11.50%	13.00%	13.17%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.

(2)	For the fiscal years ended December 31, 2016, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on March 31, 2017 were Ps.911 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2015, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. For the fiscal years ended December 31, 2014, the dividends in cash authorized at the ordinary and extraordinary shareholders’ meeting on April 7, 2015 were Ps.400 million. See “Item 8. Financial Information—Dividends”).

(3)	Declared dividends stated as percentage of net income. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled approximately Ps.12.5 billion, Ps.13.9 billion and Ps.8.2 billion at December 31, 2016, 2015 and 2014, respectively. The table below shows those amounts at the end of each fiscal year and other related information.

	Year ended December 31,
	2016		2015		2014
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	12,539,182	7.4%	13,947,721	4.5%	8,218,005	6.7%
Average during year	14,870,860	18.1%	11,033,191	18.0%	8,660,094	15.6%
Maximum month-end balance	16,631,812		13,947,721		11,670,135

F.	The Argentine banking system and its regulatory framework

Argentine Banking System

On December 31, 2016, Argentina’s banking system consisted of 63 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were privately owned banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2016, the largest privately owned locally based commercial banks, in terms of total assets, were: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Francés, Banco Macro S.A. and Banco Credicoop. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Privately-owned financial institutions accounted for approximately 53.05% of total deposits and approximately 65.30% of total gross loans in the Argentine financial sector as of December 31, 2016, of which the ten largest privately-owned financial institutions accounted for 43.33% of total deposits and 52.75% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2016, based on the available data of the Central Bank, these three institutions accounted for approximately 41.21% of total deposits and approximately 26.22% of total gross loans in the Argentine financial sector.

Under the provisions of the Argentine financial institutions Law No. 21,526 (the “Financial Institutions Law”), government-owned or government-related banks and private banks have similar rights and obligations except that the former have the sole right and obligation to handle public revenues and promote regional development. Government-owned banks are required to meet the credit needs of public sector entities. Moreover, the by-laws of some government-owned banks, which include federal, provincial and locally-owned banks, require their stockholders to guarantee their commitments.

Central Bank

The Financial Institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other paperwork of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of the Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. Since an amendment to the Financial Institutions Law of 1994, there is no distinction between domestically-owned and foreign-owned financial institutions.

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions of financial institutions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. The Central Bank supervises banks on a consolidated basis. It has a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external auditors of financial institutions. See “—value BASIC System” below. When a financial institution does not comply with the mandatory technical ratios, it must explain such noncompliance to the Central Bank.

The Central Bank requires financial institutions to submit information to it on a daily, monthly, quarterly, semiannual and annual basis. These reports contain, among other important information, balance sheets and income statements, information relating to reserve funds and use of deposits and indicators on portfolio quality, including details on principal debtors and any loan-loss provisions. The reports are designed to allow the Central Bank to monitor the financial institutions’ business practices. If the Central Bank’s rules are breached, various sanctions may be imposed depending on the gravity of the violation, ranging from simple reprimanding to the imposition of fines or even the revocation of a bank’s operating license. Moreover, noncompliance with certain rules may result in the mandatory submission by the infringing financial institution to the Central Bank of specific capital adequacy or regularization plans. These plans must be approved by the Central Bank for a financial institution to maintain its license.

Amendments to the Central Bank’s Charter and the Convertibility Law

Law No. 26,739 amended in 2012 the functions and powers of the Central Bank and the ability of the federal government to obtain financing from the Central Bank. This law amended the charter of the Central Bank (as amended, the “Charter”), which had been previously approved by Law No. 24,114 and the Convertibility Law. The amendments introduced by Law No. 26,739 may be grouped under two subjects: (i) amendments to the functions and powers of the Central Bank as the regulatory and supervisory authority of the financial sector; and (ii) expansion of the federal government’s access to financing from the Central Bank. We briefly explain below the most relevant aspects of each.

▪	Functions and powers of the Central Bank:

-	Purpose of the Central Bank. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

-	Relationship of the Central Bank with the executive branch and Congress. Under the Charter, the Central Bank remains a “self-governed entity” and (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the executive branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the federal government”.

-	Obligations and powers of the Central Bank related to economic information. The amendments to the Charter limited the ability of the Central Bank to supply economic information. In particular, (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic; and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.

-	Functions and powers of the Central Bank. New powers were vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities, and transportation of valuables; and (iii) to protect the rights of consumers of financial services and fair competition within the financial sector.

-	Powers of the Central Bank’s president. The amendments strengthened the powers of the president of the Central Bank’s board of directors. In this respect, (i) the Superintendence is now under the president’s supervision; (ii) the president was empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors), and (iii) the president’s powers in emergency situations were increased.

-	Powers of the Central Bank’s board of directors. New regulatory powers were expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial markets, and (iv) to regulate the capture (through negotiable instruments or otherwise) of foreign currency funds by financial institutions.

▪	Financing of the federal government:

-	Temporary Advances. The amendment of the Charter significantly increased the Central Bank’s ability to grant temporary advances to the federal government.

-	Determination and application of the “freely available” reserves. The amendments to the Convertibility Law abrogated the requirement that the Central Bank’s reserves must underpin up to 100% of the monetary base. Now the Central Bank’s board of directors shall determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts. Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above. The amendments also expanded the scope of application of “freely available” reserves. In addition to the payment of obligations with international financial institutions, pursuant to the reform approved by Congress, the “freely available” reserves may also be applied to the payment of “official bilateral external debt”, which includes the debt that the Republic has with creditors grouped together in the “Paris Club”.

-	Argentine Fund for Indebtedness Reduction. This fund was created through Decree No. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year. Law No. 26,739 provides that this fund will continue to operate until the purpose for which it was created has been fulfilled.

Supervision on a consolidated basis

Argentine financial institutions are subject to supervision on an individual and consolidated basis by the Central Bank. Therefore, the financial statements and other information of financial institutions must reflect the transactions of their head office as well as those of their branches domestically and offshore, and those of any domestic and foreign “significant subsidiaries” (as defined below). The requirements as to liquidity, solvency, minimum capital, risk concentration, and provisions for loan losses, among others, must be calculated on a consolidated basis.

Financial institutions must submit certain financial information to the Central Bank, including the following:

▪	financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches and its domestic and foreign “significant subsidiaries” (as defined below); and

▪	financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches, its domestic and foreign “significant subsidiaries” (as defined below) or entities or companies in the country and abroad where the financial institution owns or controls more than 12.5% of the shares entitled to vote (in those cases determined by the Superintendence), and those companies not subject to consolidated supervision which the financial institution may have chosen to include with the prior approval of the Superintendence.

For the purposes of these regulations:

▪	A “subsidiary” of a domestic financial institution is any domestic or foreign financial institution or company where:

(1)	the domestic financial institution has direct or indirect control of more than 50% of the total votes of any instrument with voting rights in such entity or company,

(2)	the domestic financial institution has direct or indirect control as to determining by itself the composition of most of the management bodies of such entity or company, or

(3)	a majority of the directors of the domestic financial institution is also a majority of the directors of such entity or company.

The possession or control by the financial institution is considered indirect if exercised through another legal person, its controlling shareholders or directors appointed by such controlling shareholders or persons linked to them, in control of more than 50% (measured as a whole) of the total votes of any instrument with voting rights in another entity or company. Any other form of control or interest where, in the opinion of the Superintendence, and even if the shareholders’ interest does not exceed 50%, a situation of control, and therefore the subsidiary character of an entity or company, is established or can be inferred from the evidence collected.

▪	A “significant subsidiary” is any subsidiary:

(1)	whose assets, possible commitments and other transactions recorded in memorandum accounts represent 10% or more of the total capital of the local financial institution and its subsidiaries abroad; or

(2)	whose results of operations corresponding to the current fiscal year represent 10% or more of the aggregate results of operations for the current fiscal year of the local financial institution and its subsidiaries abroad..

Legal Reserve

The Central Bank requires that financial institutions allocate on an annual basis certain percentage of their net income to a legal reserve. Such percentage is currently set at 20%. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all unappropriated retained earnings and other reserves. Financial institutions may not pay dividends if the legal reserve has been impaired. However when the legal reserve is used to absorb losses, no profits may be distributed until such losses are fully refunded. If the legal reserve balance before any loss absorption exceeds 20% of the capital stock plus a capital adjustment, profits may be distributed once the latter value (capital stock plus the capital adjustment) is reached.

Reserve Requirements and Liquidity Requirements

Financial institutions must keep available at all times, and therefore not available for lending, a portion of their deposits or obligations in cash. The minimum cash requirement is calculated on the monthly average of daily balances for certain obligations as recorded at the end of each calendar month, and must be observed separately for each currency of denomination and/or government securities and instruments issued by the BCRA. Compliance must take place in the same currency as the obligations, except for demand liabilities derived from transfers from abroad in foreign currencies other than the U.S. dollar, which must be accounted for in U.S. dollars making use of one of the following instruments:

(i)	current accounts in pesos of the financial institutions with the Central Bank;

(ii)	minimum cash accounts of the financial institutions with the Central Bank, denominated in U.S. dollars or other foreign currencies;

(iii)	special guarantee accounts in favor of electronic clearing houses;

(iv)	current accounts of non-banking financial institutions;

(v)	special current accounts (opened in the Central Bank) in connection with the fulfillment of social security benefits; and

(vi)	minimum cash accounts of public securities and instruments issued by the Central Bank, at market value and of the same type.

Since April 1, 2012, cash and cash equivalents in pesos and foreign currencies are not considered as part of the minimum cash requirement. Any default in cash and cash equivalents in foreign currency for a particular period will be taken into account when calculating, and will increase by the same amount, the minimum cash requirements for such foreign currency.

The minimum cash requirement is reduced according to the participation of the financing in pesos granted to MiPyMEs in the total financing in pesos for the non-financial private sector, as indicated in the table below:

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

The minimum cash requirement in pesos is reduced depending on cash withdrawals made through ATMs of the bank applying a formula that establishes different categories depending on whether the ATMs are in operating branches of the entity or outside them and whether they have been accessible to the public for at least ten hours a day.

The minimum cash requirement in pesos was reduced in March 1, 2014 by an amount equivalent to 16% of the monthly average of the financing which had been granted to MiPyMEs since January 1, 2014. The minimum cash requirement in pesos was further reduced in September 2014 depending on the accreditations delivered by the ANSES for the payment of social security benefits.

Depending on the granting of loans under the program “AHORA 12” the minimum cash requirement in pesos was reduced again in October 2014 in an amount equivalent to 16% of the sum of financings in pesos and a similar percentage was reduced in January 2017 for the consumptions made with credit cards since December 2016 through the program “AHORA 18”.

Likewise, in case of an excessive concentration of liabilities (in holders and/or terms), which implies a significant risk on the financial institution’s liquidity and/or an important negative effect on the system’s liquidity, additional minimum cash requirements may be imposed on the affected liabilities of the financial institution and/or any other measures considered relevant.

The balances of cash accounts opened with the Central Bank as eligible for cash integrations were only compensated up to the amounts corresponding to the legal requirements for forward transactions.

The Central Bank sets forth the application of different requirements for deposits in pesos as opposed to foreign currencies.

The following schedule indicates the minimum cash requirements for each type of account as of January of 2017. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

	January 2017
Type of Account	I	II to VI
Current accounts and demand accounts open in Credit Unions	22%	20%
Other demand deposits, basic account and universal free account
In pesos	22%	20%
In foreign currency	25%	25%
Savings accounts
In pesos	22%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	22%	20%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	16%	15%
From 30 to 59 days	12%	11%
From 60 to 89 days	7%	6%
From 90 to 179 days	1%	0%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%
Debt securities (including corporate bonds)
a) Debt issued, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	16%	16%
From 30 to 59	12%	12%

	January 2017
Type of Account	I	II to VI
From 60 to 89 days	7%	7%
From 90 to 179 days	1%	1%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	15%	15%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	—	—
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	18%	17%
Deposits and term investments of "UVA" and "UVI" - including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	6%
From 30 to 59	5%	4%
From 60 to 89 days	3%	2%
More than 90 days	0%	0%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%

In addition to the above mentioned requirements, a reserve must be established for the total amount of any default in the application of resources in foreign currency for the month in respect to which the calculation of the minimum cash requirement is made. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”.

Lending Capacity Provided by Deposits in Foreign Currency

The lending capacity provided by deposits denominated in foreign currency must be calculated in the same currency of the underlying deposits. Deposits denominated in foreign currency also include deposits denominated in dollars but payable in pesos. Customers who engage in any of the transactions below must be financed in foreign currency:

(1)	Prefinancing and financing of exports carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. It also comprises the financing of suppliers of services to be exported. This includes those transactions for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.

(2)	Other financing to exporters who can rely on a flow of future income in foreign currency and who, in the year prior to the finance being granted, can provide evidence of invoicing in foreign currency -brought into the country- for an amount reasonably proportional to such financing.

(3)	Financing transactions granted to goods, producers or processors, provided:

-	They have firm sale contracts for the goods to be produced for an exporter, with prices fixed or to be fixed in a foreign currency (regardless of the currency in which the transaction is settled) and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets. In all cases of term purchase and sale agreements for a price to be fixed, such price must be in direct relation with the price of such products in local markets.

-	Their main activity is the production, processing and/or storage of fungible goods with a normal and regular foreign currency quotation in markets abroad that is widely known and easily accessible to the public and provided there is evidence, in the year prior to obtaining the financing, that total revenue from sales of such goods bears a reasonable proportion to that activity and its financing.

This category also includes transactions to finance suppliers of services directly used in the process of exporting goods.

(4)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties.

(5)	Financings to suppliers of goods and/or services that form part of the production process of perishable items with prices quote in foreign currency, being customarily used in local markets or abroad, widely spread and with easy access to public knowledge, provided they enter into firm sales agreements for such goods and/or services in foreign currency.

(6)	Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient.

This category also includes those transactions where financing is granted via the bank’s participation in “syndicated loans”, be they with domestic or foreign entities.

(7)	Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclature for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption.

(8)	Debt securities or certificates of participation in financial trusts in foreign currency -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework of loans established by multilateral credit institutions of which Argentina is a party whose assets under management are loans originated by financial institutions under the terms described in (1) through (3) and the first paragraph of (4) above or documents denominated in foreign currency, bought by the trustee for the purpose of financing transactions on the terms and conditions mentioned in the above points above.

(9)	Financing transactions for purposes other than mentioned in (1) to (3) and the first paragraph of (4) above, included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(10)	Underfinancing loans (any interfinancing loans granted with such resources must be identified).

(11)	Notes and bills issued by the Central Bank denominated in U.S. dollars.

(12)	Direct investments abroad by companies residing in the country, whose purpose is to develop production activities of non-financial goods and/or services, be they through contributions and/or purchases of participations in companies, as far as they are incorporated in countries or territories considered as cooperators regarding tax transparency in terms of article 1 of Decree No. 589/13, as amended.

(13)	Financing of investment projects, including their working capital, which permit increasing production in the power sector, and having firm sales agreements and/or full sureties or guaranties in foreign currency.

(14)	Primary subscription of debt instruments in foreign currency of the national treasury, up to an amount equivalent to one third the total amount of applications made according to this article.

(15)	Financings of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.

The lending capacity of a financial institution will result from the sum of all deposits in foreign currency plus all inter-financial loans received, as reported by the granting financial institution, as originated in its lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement discussed in “—Reserve Requirements and Liquidity Requirements” above.

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

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions. These limitations include:

▪	the prohibition of a bank from pledging its shares,

▪	restriction on incurring any liens upon its properties without prior approval from the Central Bank, and

▪	limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “—Lending and Investment Limits—Related Persons” below in this section.

Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank and in public service companies if necessary to obtain public services.

Capital Adequacy Requirements

Basel Accord

In July 1988, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee” or “BCBS”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions (known as Basel I).

In 2007 the Central Bank published its road map for the implementation of the capital adequacy requirements contained in the document “International Convergence of Capital Measurement and Capital Standards”, issued by the Basel Committee and known as Basel II. The first stages were implemented according to the schedule and consisted of the publication of best practices for risk management, seminars, review of supervision processes on the basis of the best practices being encouraged by the BCBS, analysis of the areas subject to “national discretion” in the calculation of regulatory capital, and publication of the text “Guidelines for Operational Risk Management in Financial Institutions”.

Following the sub-prime lending crisis that spread in 2008 and 2009, the BCBS published in December 2010 a set of measures known as Basel III, designed to increase the capacity of the system to absorb shocks from stress situations and improve risk management and the transparency of bank disclosures.

Basel III incorporated the terms of Basel II, contained in three “pillars”:

-	Pillar 1 provides supervisors with a number of options to quantify capital requirements for credit, operational and market risk, and defines which components of an institution’s net worth are eligible to satisfy those requirements.

-	Pillar 2 describes the process to be followed by institutions to evaluate the sufficiency of their capital in relation to their risk profile.

-	Pillar 3 establishes minimum information requirements that financial institutions must provide on the adequacy of their capital.

▪	Minimum Capital

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

Had the Basel Accord been applied to us at December 31, 2016, our total capital would have been approximately 1.37 times the minimum required.

Basel III established more demanding requirements, as banks must comply with three minimum ratios in relation to their risk-weighted assets:

-	4.5% for common equity (for which the qualifying criteria are more restrictive than for Basel II),

-	6% for Tier 1 capital, and

-	8% for total capital.

These new capital composition requirements help ensure that there will be greater capacity to absorb losses in stress situations.

▪	Capital Conservation Buffer

The so-called capital conservation buffer imposed an additional capital requirement equivalent to 2.5% of risk-weighted assets and it must be satisfied by common equity. Its purpose was to be able to count on sufficient reserves to absorb additional losses generated at times of economic and financial stress. In fiscal years where common equity is less than 7% of risk-weighted assets (the 4.5% base requirement from Basel III plus the conservation buffer), constraints are established for financial institutions, restricting their ability to pay dividends, award discretionary bonuses or perform share buybacks.

▪	Countercyclical Capital Buffer

The goal of the countercyclical capital buffer was to offset the pro-cyclical nature of the financial sector. In times of exceptional credit growth at the aggregate level, financial institutions will be required to increase their common equity until 2.5% of their risk-weighted assets.

▪	Leverage Ratio

Basel III complemented risk weighted asset capital requirements with a limit on total leverage. This limit, known as the leverage ratio, is the ratio between core capital (Tier 1) and total assets without risk weighting, both on and off balance sheet, plus derivatives. At the international level, this ratio was initially set at 3%. Although Basel II had previously established a capital requirement for the market risk generated by foreign currency positions, Basel III did not impose any limitation on foreign currency positions. Basel III introduced a limitation through the leverage ratio, set forth in relation to total exposure regardless of the currency in which the underlying assets are recorded. Argentine regulations limited direct exposure to currency risk. Furthermore, with the aim of preventing the indirect exposure generated by the granting of loans denominated in foreign currency to agents whose income is in pesos, regulations in Argentina only allowed funds obtained from deposits in foreign currency to be lent to customers who generate income in the same currency.

▪	Macroprudential Supervision

The reforms introduced by Basel III had two main objectives. One was to ensure that individual financial institutions could show resilience in periods of stress, known as “microprudential”, and the other one, complementary and broader, was to discourage the increase of risks across the banking sector as well as their pro-cyclical amplification, is known as “macroprudential”. As part of its “macroprudential” policy, Argentina has introduced a mandatory 30% reserve requirement on short-term funds from abroad that are not intended for direct investment.

▪	Liquidity Coverage Ratio

The Liquidity Coverage Ratio (“LCR”) is based on the methodologies used by international banks. It is calculated so that financial institutions can tolerate stress scenarios over a thirty-day period. Liquidity requirements in Argentina are stricter than those established by the international standards. See “—Liquidity Coverage Ratio” below.

▪	Net Stable Funding Ratio

The Net Stable Funding Ratio (“NSFR”) is calculated on the basis of long-term liquidity and structural mismatching in the composition of sources of funding. The design of the NSFR is based on net liquid assets and liquid capital methodologies used by internationally active banks. Banks should hold sufficient stable sources of funding (net worth and long-term liabilities) to fund the proportion of their assets that they cannot monetize within a term of one year.

▪	Intensive Supervision of Systemically Important Institutions

The Financial Stability Board and the BCBS are working on the design of an appropriate regulatory framework for global systemically important financial institutions (“G-SIFIs”). It is being discussed whether G-SIFIs should be subject to more demanding capital requirements than those foreseen by Basel III. To that effect, a methodology to identify G-SIFIS and the additional capital requirements to ensure a greater loss-absorbing capacity would have to be agreed.

Central Bank Rules

Under the Financial Institutions Law, Argentine financial institutions must comply at all times with the minimum capital requirements described by the Central Bank. Since February 1, 2013, by Communication “A” 5369 of the BCRA, minimum capital is equal to total capital (basic net equity plus complementary net equity, “RPC”), as per the Central Bank’s denomination. Basic Net Equity includes:

▪	Ordinary Capital Level 1:

a)	Corporate capital (excepting preferred shares);

b)	Non-capitalized contributions (excepting share premiums);

c)	Equity adjustments;

d)	Reserve (excepting the special reserve for debt instruments);

e)	Retained earnings;

f)	Other results (either positive or negative);

g)	Share premiums for instruments included in ordinary capital level 1; and

h)	Third-party participations for those companies subject to consolidated supervision systems.

▪	Additional Capital Level 1:

a)	Instruments issued by the financial institution and not included in ordinary capital level 1;

b)	Share premiums for instruments included in additional capital level 1;

c)	Instruments issued by subsidiaries in the hands of third parties not included in ordinary capital level 1 for those companies subject to consolidated supervision systems.

Less: certain deductible items

“Complementary Net Equity” includes:

a)	Instruments issued by the financial institution and not included in the basic net equity;

b)	Share premiums for instruments included in the complementary net equity;

c)	Allowances for loan losses from the portfolio of debtors classified as in “normal” situation which do not exceed 1.25% of the credit-risk-weighted assets.

d)	Instruments issued by subsidiaries in the hands of third parties not included in the basic net equity for those companies subject to consolidated supervision systems.

Less: certain deductible items

Minimum limits were also established to be observed by the ordinary capital level 1, the basic net equity and the minimum capital (4.5%, 6% and 8% of the risk-weighted assets, respectively). Noncompliance with these minimum levels is considered as noncompliance with the minimum capital payment.

Minimum capital must be, at least, the greater of:

▪	Minimum basic capital, and

▪	The sum of minimum capital required for credit risk, market risk and operational risk.

Differential requirements were established for banks and other financial institutions, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to Central Bank criteria, which now enjoy less stringent requirements with respect to minimum basic capital. In addition, those banks which act as custodians and/or registration agents of securities representing the investments of the retirement and pension funds and/or as registration agents for registered mortgage letters must certify a minimum capital equal to or above the greater of Ps.400 million or the equivalent of 1% of the securities under custody (in the case of mortgage letters, considering the net value of any amortizations effected).

Minimum capital requirement for credit risk will be determined as the sum of:

(a)	8% of the sum of credit-risk-weighted asset transactions without delivery against payment;

The risk-weighters table is reformulated with new items and weighters and with a new scheme. Some of the new items and weighters are, among others:

-	Within the “Cash and cash equivalents” item, the cash on hand, in transit (if the financial institution assumes the transportation risk and liability) and in automated teller machines (weighted at 0%); and the cash items in the process of being received (collectible checks and drafts), cash in treasury transporting companies and cash in custody of financial institutions (weighted at 20%).

-	Exposure to governments and central banks (with weighters from 0% to 100%)

a)	To governmental sector and Central Bank (with weighters of 100%) (*):

Calification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

b)	To other sovereign states (or their central banks) (*):

Calification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

c)	Entities from the governmental sector of other sovereign states according to the credit rating assigned to the corresponding sovereign (*):

Calification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

-	Exposure to Multilateral Development Banks (with weighters from 0% to 100%)

-	Exposure to financial institutions in the country (with weighters from 20% to 100%). For those entities with 100% risk score, a risk weight corresponding to a less favorable category than those assigned to exposures with the National Government is applied in foreign currency with a 100% cap amount, provided that the risk assessment is B-, in which case the risk score will be 150%.

-	Exposure to financial institutions from abroad (100%).

Calification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

-	Exposure to companies and other legal persons in the country and abroad –including foreign-exchange dealers, insurance companies, stock exchanges and local companies treated as part of the non-financial private sector (100%)

-	Exposures included in the retail portfolio (with weighters from 75% to 100%)

-	Mortgage-guaranteed financing, which, subject to certain conditions, has weighters between 35% and 100%

-	Loans more than 90 days in arrears (with weighters from 50% to 150%)

(b)	failed delivery-against-payment transactions; and

(c)	requirement for counterpart credit risk in transactions with over-the-counter derivatives.

The sum of (a), (b) and (c) is multiplied by a coefficient which varies from 1 to 1.19 based on the rating the entity is granted by the Superintendence.

Whatever excesses incurred by noncompliance with other technical regulations must be added to the credit risk requirement.

Minimum Capital Requirement for Market Risk: the Central Bank imposes additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in “local assets”, “foreign assets”, “foreign currency” and “gold”, including derivatives bought or sold on such positions.

“Local Assets” include:

▪	debt securities issued by the federal government and instruments of monetary regulation of the BCRA included in the list of volatilities recorded at fair value and quotas in common investment funds that invest in those securities; and

▪	shares of capital stock of Argentine companies included in the Merval Index and quotas in common investment funds that invest in those shares.

“Foreign Assets” are defined to include:

▪	debt securities (including positions held in debt securities issued by foreign companies, sovereign securities issued by foreign governments and quotas in common investment funds; provided that, such securities and/or holdings are usually listed on a national securities exchange); and

▪	shares (including positions held in shares of capital stock of foreign companies, quotas in common investment funds; provided that, such securities, holdings and/or indexes are usually listed on a national securities exchange). If any of the assets mentioned in this clause are listed in different stock markets in diverse foreign currencies, the listing price and foreign currency of the most representative stock market (in terms of the volume of transactions in the relevant asset) will be taken into consideration for purposes of these new capital requirements.

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

Minimum Capital Requirement for Interest Rate Risk: Interest rate risk extends to all assets and liabilities for financial intermediation not included in the computation of market risk. It tries to capture the risk arising when sensitivity of the asset to changes in the interest rate does not match with that related with the liabilities. The BCRA abrogated effective since January 1, 2013 the regulations on minimum capital for interest rate risk. Even so, the financial institutions must continue to manage such risk, and will be subject to revision by the Superintendence, which may determine the need to pay a higher amount of capital.

Minimum Capital Requirement for Operational Risk: Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk. Financial institutions must establish a system for the management of operational risk that includes policies, processes, procedures and the structure for their adequate management. Seven operational risks event types are defined, according to internationally accepted criteria:

▪	internal fraud;

▪	external fraud;

▪	employment practices and workplace safety;

▪	clients, products and business practices;

▪	damage to physical assets, resulting from acts of terrorism and vandalism, earthquakes, fire or flood;

▪	business disruption and system failures; and

▪	execution, delivery and process management.

The operational risk management process comprises the following stages:

1.	Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the bank.

2.	Monitoring: an effective monitoring process is required, to quickly detect and correct deficiencies in the policies, processes and procedures for managing operational risk. In addition, the development of indicators should be analyzed to detect deficiencies and undertake corrective actions.

3.	Control and mitigation: financial institutions must have an appropriate control system to ensure compliance with internal policies, and they should re-examine control and operational risk reduction strategies with at least an annual frequency in order to make the necessary adjustments.

Financial institutions must have contingency plans and business continuity programs that are in accordance with the size and complexity of their operations, to ensure the continuity of their operating capacity and loss reduction in the event of a business interruption. The BCRA by Communication “A” 5282 established that the additional capital requirement for operational risk (which is added to the credit risk and market risk requirements) is equivalent to 15% of the average of positive gross income for the last three years. This calculation will be made on a monthly basis by taking three periods of 12 consecutive months in which gross income was positive, considering the last 36 months preceding the month in which the calculation is made.

Gross income is defined as the sum of:

(i)	financial and service income less financial and service charges, and

(ii)	other profits less other losses.

The following items, however, must be excluded, as applicable, from the accounting entries mentioned in (i) and (ii) above:

-	charges originated in the constitution of allowances, the cancellation of allowances from previous financial years and credits recovered in the financial year which were punished in previous years;

-	the result from participations in financial institutions and in companies, to the extent that these may be items deductible from the computable equity liability;

-	extraordinary or irregular items –namely those originated in atypical and exceptional results occurred during the period, of infrequent occurrence in the past and not expected for the future–, including income from the collection or insurance (loss recoveries); and

-	results from the sale of items included in Section 2 of the regulations on “valuation of instruments of non-financial public sector debts and of monetary regulation issued by the BCRA".

According to the Central Bank regulations on minimum capital requirements, the financial institutions must comply with such regulations on an individual and consolidated basis. Any defects of application derived from the requirement of additional capital will not make the financial institution fall into noncompliance with the Minimum Capital Regulations, even if they will not be allowed to distribute cash dividends and pay fees, ownership interest or bonuses originated in the bank’s distribution of results. By Communication “A” 5827, the BCRA established that financial institutions must maintain the following as of that date.

▪	Capital conservation margin

The capital conservation margin is equivalent to 2.5% of the amount of risk-weighted assets (“APR”). This is in addition to the minimum capital requirement. Furthermore, financial institutions that the BCRA classifies as D-SIBs or G-SIFIs must increase their capital conservation margin by 1% of the APR, resulting in a capital conservation margin requirement of 3.5%. The capital conservation margin must be composed exclusively of regular level 1 capital (COn1), net of any deductible items (CDCOn1).

▪	Contra cyclical margin

Whenever credit growth is excessive in the Central Bank’s opinion which is causing an increase in systemic risk, the Central Bank may impose the obligation on financial institutions to establish a contra cyclical margin between 0% and 2.5% of their APR, subject to a 12-month prior notice. The Central Bank may also eliminate or reduce this obligation whenever, in its opinion, such systemic risk has disappeared or decreased. Banks must comply on an individual and consolidated basis with the ratios for minimum capital.

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

The following table presents, at December 31, 2016, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. See Note 24.12 to the Consolidated Financial Statements for further information.

December 31, 2016
(in millions of pesos, except percentages)
Basel Accord
Total capital	16,760.4
Risk-weighted assets	153,033.3
Ratio of total capital to risk-weighted assets (1)	11.0%
Required capital	12,242.7
Excess capital	4,517.7

Central Bank’s Rules (2)
Total capital	17,129.7
Risk and Fixed weighted assets	126,138.1
Ratio of total capital to risk-weighted assets (3)	13.6%
Required capital (4)	10,321.9
Excess capital	6,807.8

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.

(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(4)	The Bank must maintain a surplus of minimum paid-in capital amounting to at least Ps.255.5 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as register of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the given entity.

Liquidity Coverage Ratio (LCR)

By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, which took effect as of January 30, 2015. This Communication sets forth that financial institutions must have an adequate stock of high-quality liquid assets (HQLA) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests to determine the liquidity level that they should maintain in other scenarios, considering a period greater than 30 calendar days. The LCR must be equal to or greater than 1 (the stock of high-quality liquid assets must not be lower than the total net cash outlays) in the absence of a financial stress scenario. The LCR may fall below 1 in other scenarios.

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

The LCR calculation must be made on a permanent and monthly basis. In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the BCRA; certain national public bonds in pesos or in foreign currency; securities issued or guaranteed by the Banco de Pagos Internacionales, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

Rule on valuation of public sector debt instruments and BCRA’s monetary regulation instruments

The holdings of government securities and instruments issued by the Central Bank may be valued: (i) at fair value or (ii) at cost value increased according to their internal rate of return.

▪	Fair value: includes government securities and monetary regulation instruments contemplated in the monthly list of volatilities or present value published by the BCRA, as well as debt instruments of trusts whose underlying assets are constituted by these assets.

They will be recorded at their market value or present value.

They will be used for trading unless the entities expressly choose to value at cost value increased according to their internal rate of return.

▪	Cost value increased according to their internal rate of return: comprising (i) “Bono Argentino de Ahorro para el Desarrollo Económico (BAADE)” issued in accordance with article 1 of Law No. 26,860, Resolutions No. 338/13 and 57/2013, as amended, of the Secretaría de Hacienda y Secretaría de Finanzas and the “Pagaré de Ahorro para el Desarrollo Económico”, acquired by primary subscription. In case the entity resolves to register these instruments (whether totally or partially) at fair value, such option will be considered final and conclusive; (ii) federal governmental loans issued by the government under Decree No. 1387/01 and notes with similar conditions to the issuance of government securities; (iii) debt instruments (which have not been acquired in the secondary market) signed by the entities as of January 1, 2009 through an exchange, or payment in exchange for other debt instruments expressly admitted, unless at February 28, 2011 and subsequently the entity decides to value them at market value; (iv) monetary regulation instruments of the BCRA which are not covered in the list of volatilities published by that institution; (v) securities which are not covered in the list of volatilities published by the BCRA, not included in point (iii) above; (vi) public sector financing existing at March 31, 2003 (except securities and guarantees loans); (vii) other public sector financing after March 31, 2003; (viii) debt instruments of trusts whose underlying assets are constituted by one of the instruments listed in the preceding points; and (ix) securities that can be valued at fair value and the entity decides to value at cost increased according to their internal rate of return.

These items are recorded at their acquistion value increased monthly by the internal rate of return.

CAMEL Quality Rating System

Under Law No. 24,144, the Central Bank established the “CAMEL” quality rating system which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions Law, its administrative order and the general operating solvency of the entity. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank that is being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an institution can receive. By combining the individual factors that are under evaluation, a combined index can be obtained which represents the final rating for the entity. The rating a bank receives from the CAMEL system is used by the Central Bank in making decisions such as determining the levels of minimum capital or the amount of contributions a bank is required to contribute to the insurance guarantee system.

BASIC System

The Central Bank uses a control system known as “BASIC” which requires that all financial institutions comply with a set of procedures in their transactions. The system allows public access to a higher level of information and security. Each letter in the name of the BASIC system identifies one of the following procedures:

B (“Bonds”). By decision of the Central Bank’s board, banks are expected to issue bonds and other securities or obtain placements from international top-rated banks for an equivalent of 2% of their deposits in pesos and foreign currency. The placement of such bonds would make it possible for depositors to know the perception of the market on the equity situation of each financial institution. The requirement was abrogated by Communication “A” 3498 of the Central Bank, dated March 1, 2002.

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

The purpose of this requirement is to ensure accurate representations by the financial institutions to both the Superintendence and to the public. It involves verifying the figures presented by the entity as well as an in-depth investigation into whether such figures appropriately reflect the activities of the bank in question.

S (“Supervision”). The supervision by the monetary authorities is not replaced but is naturally complemented and reinforced by the information from market sources and continues to be a basic element for controlling the financial sector. In Argentina, as in most of the world, what is in use is a combination of remote analysis and inspections in the bank itself. The Argentine supervision system specifically applies an internationally recommended classification system, known as the above-mentioned CAMEL system. In summary, this requirement implies that the Central Bank reserves the right to regularly inspect all financial institutions.

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

C (“Calificación” (Spanish for Rating)). The rating agencies play a significant role in banking supervision. The ratings serve to bring attention to the available guarantees and inform the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which appear in the marketplace to fulfil such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

Foreign Currency Position

General Exchange Position

As at the date of this annual report, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

▪	15% of the equivalent in dollars of their bank’s RPC, as registered at the close of the month that is two months prior to the relevant month plus 5% of the total amount transacted with clients in the purchase and sale of foreign currencies in the month that is two months prior to the relevant month, 2% of the total demand and term deposits domestically constituted and payable in foreign bank notes (excluding deposits under custody and those incorporated under Tax Disclosure System Law No. 27,260 (Régimen de sinceramiento fiscal), and in the daily amount equivalent in U.S. dollars to deposits in foreign currency in terms of the Tax Disclosure System Law No. 27,260, net of bills in foreign currency used for carrying out swaps and arbitrations with foreign entities, as per Communication “A” 3661, as amended, as from October 1, 2016, as registered at the close of the calendar month that is two months prior to the relevant month; and

▪	a minimum equivalent to US$8,000,000 plus the daily amount equivalent in U.S. dollars to deposits in foreign currency in terms of the Tax Disclosure System Law No. 27,260, net of bills in foreign currency used for carrying out swaps and arbitrations with foreign entities, as per Communication “A” 3661, as amended, as from October 1, 2016, which may be increased according to the number of establishments devoted to foreign exchange transactions and by operations with holdings in foreign currencies other than the dollar or the euro and other permitted transactions. BBVA Francés maintains the limit indicated in the immediately preceding bullet point.

The maximum limit is reduced by 50% if the financial institution has a debt on record for rediscounts and/or advances with the Central Bank for an amount exceeding 50% of the latest RPC recorded by the entity, excluding from that calculation debts with foreign creditors which the entity chose to refinance in terms of Communication “A” 3941 of the Central Bank. To this effect, the Central Bank defined the general foreign-exchange position as the sum of the following items:

▪	gold and foreign currency resources available in the country;

▪	gold and foreign currency resources available abroad;

▪	foreign public and corporate securities;

▪	cash or future foreign-exchange purchases pending settlement;

▪	cash or future public and private security purchases pending settlement;

▪	cash or future foreign-exchange sales pending settlement;

▪	cash or future public and private security sales pending settlement; and

▪	foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.

The general foreign exchange position does not include foreign assets of third parties under custody, balances with correspondents of third parties pending settlement, purchases and sales of foreign currencies or securities at a term and direct investments abroad.

In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency” above.

Global Net Position

The global net position of a financial institution may not exceed the following limits:

▪	Negative global net position (liabilities exceeding assets), may not exceed 25% of the RPC.

▪	Positive global net position (assets exceeding liabilities), is the lesser of the following:

(1)	25% of the RPC, and

(2)	Own liquid resources.

Own liquid resources means the excess of RPC with respect to fixed assets and other concepts computed according to the rules on fixed assets and other items described in “Fixed Assets and Other Items” immediately below.

An additional limit to the positive global net position for term transactions applies which may not exceed 7.5% of the RPC. The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the general foreign exchange position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, any Central Bank bills in U.S. dollars as well as foreign currency debt securities. Term transactions made within a framework agreement in the area of self-regulatory markets of the country based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered. Any excess above the limits will be subject to a charge equivalent to 1.5 times the nominal annual overdue interest rate arising from tenders for BCRA bills (LEBAC) denominated in pesos. For financial information regarding our net foreign currency exposure, see Note 24.11 to the Consolidated Financial Statements.

Fixed Assets and Other Items

The Central Bank requires that the fixed assets and other items maintained by financial institutions must not exceed 100% of the entity’s RPC. The BCRA has resolved to increase by 50 percentage points the specified limit to the extent that the immobilization of the assets is originated in the holding of national public securities and/or monetary regulation instruments of the BCRA appropriated as guaranteed by financial institutions in favor of such entity according to the regulations in force for operations implemented by the ALADI (Asociación Latinoamericana de Integración) reciprocal payments and credits agreement.

Such fixed assets and other items include the following:

▪	Shares of local companies.

▪	Various credits (including the net balance favorable to the given entity corresponding to the tax on minimum presumed income or “TOMPI”).

▪	Property for own use.

▪	Various other property items.

▪	Debt securities or financial trust participation certificates whose underlying assets are the above-mentioned loans, computed in their respective proportion.

▪	Financing transactions for related clients.

Excluded from the above items are those assets deductible for calculating the entity’s RPC and assets used as a guarantee for certain operations mainly related to derivatives, as well as the financing transactions with certain related companies, provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

The calculation of such assets must be done according to the balances at the close of each month, net of depreciations, accumulated amortizations and bad debt risk allowances (except the allowance on the portfolio in a normal situation and grants covered by preferred guarantees “A”, which have been computed to determine the complementary net equity of the rules on Minimum Capital). It is also possible to deduct certain liabilities related to the assets being calculated. In the case of financing transactions with related clients, the calculation is based on the balance at the close of each month or the largest assistance provided to each client during the period in question.

Any excess in this relationship generates an equivalent increase of the minimum capital requirements. Furthermore, any entity incurring noncompliance violations in three consecutive or four non-consecutive months within a period of twelve consecutive months must submit a regularization program.

Lending and Investment Limits

Private sector

Central Bank rules limit the amount of credit, including guarantees, that a financial institution may extend to, and the amount of equity that it may invest in, any entity at any time. These limits are based on the Bank’s RPC on the last day of the immediately preceding month.

According to Central Bank rules, a financial institution may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s RPC. However, it may extend additional credit to that client up to 25% of the bank’s RPC if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a financial institution may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any particular borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 200% of the borrower’s net worth if such amount does not exceed 2.5% of the bank’s RPC or 300% in the case of reciprocal guarantee companies and public guarantee funds registered (in both cases) with the pertinent registry authorized at the Central Bank, and provided it does not exceed 5% of relevant entity’s RPC.

The Central Bank requires that extensions of credit in any form in excess of 2.5% of a bank’s RPC must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

In addition, an equity investment of a financial institution in another company that does not provide services that are complementary to the services provided by a financial institution may not exceed 12.5% of the stockholders’ equity of such company.

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

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the computable equity of that related company or person as of the last day of the immediately prior month:

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
CAMEL 4 or 5

To each foreign related bank subject to consolidation and parent company:

-  With “Investment Grade” classification

-  Without “Investment Grade” classification:

Financing without computable warranty

Financing with/without computable warranty

10% 5% 10%
	To each foreign related bank not subject to consolidation: - With “Investment Grade” classification - Without “Investment Grade” classification	10% 5%
	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%
	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—
	Not meet any of the above conditions	0%	—	—	—

(**)Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	- To each related company (only equity investment) (***) - To each related borrower that does not meet any of the above conditions	5% 0%

(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	- To each related person to use exclusively for personal or family purposes - To each related borrower that does not meet any of the above conditions	Ps.50.000 0%

The total financing granted to all related clients (subject to maximum individual limits exceeding 10%) may not exceed 20% of the RPC of the entity.

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

At December 31, 2016, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to related persons totaled Ps.524.6 million, or 3.08% of BBVA Francés’ RPC.

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

In certain circumstances the Central Bank may apply to state-owned companies governed by Law No. 20,705 the provisions applicable to non-financial private sector corporations, provided such state-owned companies:

▪	do not require resources from the state budget whether national, municipal, provincial or belonging to the Autonomous City of Buenos Aires for such items as transfers, capital contributions (excepting those corresponding to their incorporation) or reimbursable financial assistance to be used for covering expenses and/or investments made in the course of their normal and customary businesses, except those which may have been contemplated in the 2001 and 2002 budgets;

▪	maintain technical and professional independence of their management for implementing corporate policies;

▪	trade their goods and/or services at market prices;

▪	possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders; and

▪	do not distribute of dividends among their shareholders.

Compliance with all the above conditions must have been verified continuously during at least the ten years immediately preceding the date of the granting of financial assistance.

The Central Bank may also apply the provisions applicable to non-financial private sector corporations to state-owned companies that are not governed by Law No. 20,705, provided that such state-owned companies not governed by Law No. 20,705 comply with the following requirements:

▪	their creation must have been ordered by a national law or decree by the federal executive;

▪	they must create a limited liability company according to the rules of Chapter II, Sections V and VI of the Business Companies Law No. 19,550;

▪	the public state must hold a majority interest, direct or indirect;

▪	they must be the purpose of developing of activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy.

▪	they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

Consequently, those corporations receiving the treatment set forth in this resolution are exempted from the application of the provisions regarding financial assistance to the owners of entities in the non-financial public sector. All financing granted to the above entities may not exceed the following limits with respect to the entity’s RPC as at the last day of the preceding month:

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

The Central Bank determined that any excesses above the limits mentioned above, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliances, provided that such excesses result:

▪	From transactions existing prior to March 31, 2003, including bonds issued in terms of Decree No. 1735/04 which may be received within the framework of the Argentine debt restructuring;

▪	From increases or by the receipt of:

(i)	compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform;

(ii)	bonds received within the framework of the Mortgage Refinancing System established by Law No. 25,798;

▪	From new transactions if excesses are registered in accordance with the first and second points above, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services of the aforementioned debt. These transactions include the amounts that apply to the primary subscription of government securities with an anticipation of up to 180 days to their due date.

However, no financing will be granted in those cases where the ratio of transactions comprised with respect to the Bank’s RPC determined as of March 31, 2003 is exceeded owing to reductions in this last parameter and until such relationship is reestablished.

In addition a margin has been admitted for those entities exceeding the observance of the limits (due to the above-mentioned preexisting operations) to carry out the purchase and sale of, or financial transactions with, national public securities responsible for applying minimum capital requirements for market risk, that is to say, with such volatility as informed by the Central Bank, provided it does not exceed the equivalent to 25% of the RPC. Such limit will be constituted with the allocation, as from the date referred to above, of any of the following: i) the realization of non-financial public sector assets in the portfolio which are computable for determining such limits, ii) the market value of national public securities whose volatility is published by the Central Bank, and iii) funds received for amortization services.

▪	From participations greater than 50% by the government as trustee in financial trusts to finance the construction area as provided for in subsection i), paragraph 3.2.4 of the “Financing to Non-Financial Public Sector” rules.

▪	From trust funding or public trust funds.

▪	From temporary advances. These are excesses originated solely and exclusively from certain temporary advances incurred by financial institutions until July 31, 2016. These institutions had to normalize their situation before January 31, 2017.

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

The amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s RPC may not exceed, in the aggregate, three or five times the bank’s RPC, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limitation does not take into account guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans.

Loan Loss Allowance

The Central Bank has established specific loan loss allowance requirements for loans to borrowers classified as “Substandard”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision”. In addition, the Central Bank established a mandatory general allowance requirement for all performing loans.

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

The Central Bank establishes guidelines for classifying debtors depending on their credit quality and compliance with their commitments, according to the evaluation performed for that purpose by the financial institution.

1.	The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of:

a)	Up to Ps.1,800,000(1) for clients who qualify as micro-credit institutions (Ps.1,250,000 until May 2016 and Ps.750,000 until May 2012).

(1)	20% of the reference amount established in point 3.7. of the BCRA's “Classification of Debtors” rules.

b)	Up to Ps.3,600,000(2) for all other activities (Ps.2,500,000 until May 2016; Ps.1,500,000 until July 2014 and Ps.750,000 until May 2012).

(2)	40% of the reference amount established in point 3.7. of the BCRA's “Classification of Debtors” rules.

may be considered, for classification purposes, as consumer loans at the bank’s discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears

1.	Normal (1)			up to 31 days
2.	Special Tracking (2)	2.	Low risk	up to 90 days
3.	Substandard	3.	Medium risk	up to 180 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)			more than a year
6.	Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.

(2)	Commercial loans in category 2 are divided into loans:

a)	under observation, which include debtors up to 90 days in arrears in situations that, if not controlled or corrected in a timely manner, could compromise their repayment capacity, and

b)	under negotiation or with refinancing agreements, which include debtors that although unable to pay their obligations under the agreed conditions, have declared their intention of refinancing their debts no later than 60 days after becoming past due. The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations become overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.

(3)	This category includes debtors that have filed for creditor protection or an out-of-court preventive measure, or for which payment has been demanded in court. In the case of the consumer portfolio, debtors that have filed for creditor protection or are covered by out-of-court measures can record arrears of up to 540 days.

(4)	This category includes mainly insolvent debtors facing bankruptcy or liquidation processes.

(5)	This category includes debtors with arrears in excess of 180 days that are customers of banks that have been liquidated or have had their license revoked by the BCRA, residual entities of privatized banks, or trusts in which SEDESA is a beneficiary.

3.	The basic criterion for the evaluation and classification of clients is their repayment capacity of the debt or commitments guaranteed by a financial institution.

a)	For the commercial portfolio, evaluation is made on the basis of repayment capacity and debtor cash flows. Indicators used include liquidity, financing structure, compliance with payment of obligations, quality of management and administration, IT systems, prospects for the client’s business sector, its position within the sector, its legal standing and the existence of refinancing or debt discounts.

b)	For the consumer and housing loans portfolio, evaluation is based on debt payment compliance and the legal status of the debtor. The evaluation criteria is exclusively objective – the degree of compliance with the obligations, the legal situation of the debtor and the existence of refinancing or debt discounts.

An evaluation of the payment capacity based on the borrower’s income is not mandatory as long as other specific evaluation methods are used or the borrowers’ loans are for minimal amounts as determined by the BCRA.

4.	When loans are fully collateralized by preferred class A collateral, evaluation of the repayment capacity is not required.

5.	Minimum classification frequency. Debtors and loans must be valuated and classified with a minimum frequency depending on the type of clients, as described below.

a)	Consumer portfolio clients: monthly

b)	Commercial portfolio clients: annually. However classification should be performed:

▪	During the course of each quarter for clients whose debts are equivalent to 5% or more of the financial institution’s total capital;

▪	During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.9,000,000 (1) whichever is lower, and less than 5% of the financial institution’s total capital.

(1)	40% of the reference amount established in point 3.7. of the BCRA's “Classification of Debtors” rules.

▪	In addition, the bank should review a debtor’s situation when any of the following circumstances occur:

a)	when a debtor has debts equivalent to at least 10% of the total notified to the credit information debtor base in another financial institution, and that institution lowers the client’s rating on the mentioned database;

b)	when there are changes to any of the objective classification criteria (arrears or legal situation);

c)	when a credit rating agency lowers the rating of securities issued by the client by more than one level; or

d)	when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.

Re-appraisal must be immediate in the case of clients with debts totaling 1% or more of the financial institution’s RPC or the equivalent to Ps.9,000,000 (2), whichever is lower.

(2)	40% of the reference amount established in point 3.7. of the BCRA's “Classification of Debtors” rules.

6.	Mandatory reclassification of clients. One-level discrepancy is allowed in relation to the information submitted by financial institutions to the credit information data base. If there is a greater discrepancy between the rating of the bank and the lower classification awarded by at least two other banks, and total loans from such banks account for 40% or more of the total informed, the bank will be required to reclassify the debtor to at least the level immediately above that registering the highest level of indebtedness with the comparison institutions.

7.	Criterion for an improving situation. When a debtor is categorized as “normal”, up to two refinancings are allowed for the last twelve months with arrears of less than 31 days since the date of the last refinancing. For all other scenarios, the basic criterion is that the greatest penalty must be applied to the borrower who delays the refinancing, so that:

▪	Once the refinancing agreement has been signed, the previous framework applies, unless the borrower partially amortizes his debt in advance.

▪	The borrower must accumulate a greater number of down payments (as shown in table (i) below) or increase his percentage of cancellation (as shown in table (ii) below) in order to improve his situation. The BCRA regulations provide that those clients whose debts have been refinanced via obligations subject to regular payments (monthly or bi-monthly) may be reclassified at the immediately upper level if they have complied punctually (or with delays not exceeding 31 days) with the payment of the established installments (in the case of single, regular above bi-monthly or irregular payments) or who have cancelled at least a certain specified percentage of their refinanced principal obligations, plus the number of installments or the accumulated percentage which may be applicable, respectively, if the refinancing was granted to a debtor included in lower levels.

Table (i) – Enhanced situation by the payment of quotas. Consumer portfolio (*)

	Quantity of payments
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	—	—	—
Change to Medium Risk	6	3	—	—
Change to Low Risk	8	5	2	—
Change to Normal	9	6	3	1

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

Collections are not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the refinancing agreement), so no quantification was made. Such treatment is consistent with U.S. GAAP. Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve the borrower’s situation.

8.	Refinancing.. This refers to the criterion for deteriorating situation as a result of non-compliance with refinancing requirements. Arrears are considered to exist in a refinancing scenario if a delay exceeding 31 days from the due date occurs. The criteria to determine the situation of a refinanced client are as follows. The criteria determining the situation of a refinanced client are as follows:

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

b)	Afterwards the refinancing arrears must be taken into account to determine the situation in which the refinanced client must be placed at.

B.	Provisioning

1.	Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.

2.	The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A” (1)	With preferred collateral “B” (2)	Without preferred collateral
1. Normal	1%	1%	1%
2. a) Under observation and low risk	1%	3%	5%
b) Under negotiation or with refinancing agreements	1%	6%	12%
3. Substandard and medium risk	1%	12%	25%
4. High insolvency risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
6. Irrecoverable for technical decision	1%	100%	100%

(1)	Consists of titles or documents that the creditor can easily liquidate to settle an unpaid debt without following the normal procedure of bankruptcy. They include foreign currencies, certificates of deposit, government securities and other.

(2)	Includes mortgages and pledges in the first degree for which it must comply with legal enforcement procedures;

Banks are required to establish provisions equal to 100% of any interest accrued on loans to borrowers classified as “Substandard and Medium Risk” or lower. The Bank chooses to interrupt interest accrual accounting as permitted by the regulation.

By Communication “A” 4683, the BCRA introduced the possibility for debtors of the consumer and consumer-like portfolio to be assigned a percentage above the minimum estimate for a particular category without having to be automatically reclassified to the next category. BBVA Francés has used this possibility.

3.	Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in a normal situation.

The main criterion is based on the provisions of point 7.1. of the “Debtor Classification Standard” and “Debt Provisions Standard”, more stringent criteria may be adopted on the basis of the objective guidelines mentioned in the first paragraph of the same point, provided this constitutes a generally applied policy which must be duly detailed in the “Debtor Classification and Provision Procedures Manual”, without this affecting the rating that must be allocated to eligible borrowers as provided hereunder, and provided this is duly grounded on objective criteria based on behavioral studies that give support to the higher provisions (be it for the active portfolio as a whole or by type of financing). In accordance with the regulations in force, we apply provision percentages above the established minimum. The policy in force for the management of provisions by BBVA Francés sets forth two control levels:

▪	Regulatory and technical control

Two basic references when it comes to the management of provisions are, on the one hand, compliance with the regulatory requirements on minimum capital and non-performance provisions; and, on the other hand, the Bank’s capital ratio. BBVA Francés strives at all times to comply with the regulatory requirements on minimum capital and non-performance provisions. Therefore, both values per se determine a lower limit for the management of provisions. Likewise, a second lower limitation is established for the management of provisions: the capital ratio. In this regard, any disablement of provisions may only take place if the capital ratio (defined as the computable equity liability divided by the risk-weighted assets ) is 10.5% or higher.

▪	Behavioral control of portfolio indicators.

In order to provide for the Bank an appropriate level of provisions, the behavior of the Bank’s main credit portfolio indicators are monitored on a regular basis. At least the following portfolio behavior indicators are analyzed:

o	NLP ratio behavior

o	Cycle-adjusted expected loss behavior

o	Expected loss behavior without cycle adjustment

o	Coverage performance

Absolute variations (increases and decreases) for these indicators and their tendencies are analyzed, considering the last 12 months prior to the lowest month under analysis. This procedure also requires authorization by the same member officers who are responsible for approving “extraordinary financings”. Those extraordinary financing are for an amounts exceeding 2.5% of the Bank’s RPC, must be discussed and aproved by our Risk Management Committee and further validated by our Board of Directors.

4.	Allowance percentages used by BBVA Francés.

These allowances cover expectations of arrears and estimate possible losses per portfolio and per type of financing. Considering the applicable coverage and their regular revision and after a qualitative analysis of the environment, it is decided whether the policy of allowances should be maintained or modified. BBVA Francés has resolved to modify the allowance percentages applied for the commercial, consumer and consumer-like portfolios as detailed below:

▪	Percentages of allowance for clients in a normal situation since April 30, 2012:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
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

▪	Percentages of allowance for commercial portfolio clients (other than normal situation):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
3	Substandard	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

5.	The Superintendence may require additional provisioning if it determines that the current level is inadequate.

6.	Accrual of interest on client debts classified as “under negotiation or with refinancing agreements” when arrears of more than 90 days in the payment of obligations are recorded, and those in the “substandard” or “medium risk”, “high risk”, and “unrecoverable” categories must be provided for at 100% as from the moment they are classified in any of those categories. The financial institution may opt to interrupt interest accrual.

7.	Client debt classified as “unrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in memorandum accounts.

8.	Inclusion of debtors in the “unrecoverable based on technical criteria” category results in the obligation to provision loans at 100%, including renewals, stays, forbearance –express or tacit – granted after such classification, once 90 or 180 days have elapsed as from the date on which the first of such financing measures were taken.

Provision for the normal portfolio is of a global nature, while in the case of the other categories the allocation of provisions for each debtor is made on an individual basis.

Priority of Deposits

Law No. 24,485, as amended, sets forth that in case of judicial liquidation or bankruptcy of a financial institution, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.450,000 per person (including any amount of said person deposited with a financial institution), or their equivalent in foreign currency; (b) any and all deposits higher than Ps.450,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the bank and that directly affect international commerce.

Furthermore, pursuant to article 53 of the Financial Institutions Law, as amended, Central Bank credits will have absolute priority over the other credits, except for pledged or mortgaged credits, certain labor credits, the depositors' credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial institutions due to temporary lack of liquidity, advances in favor of financial institutions with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the fund Fondo de Liquidez Bancaria backed by pledge or mortgage.

The amendment introduced to art. 35 bis of Financial Institutions Law by Law No. 25,780, sets forth that if a financial institution is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board may decide by absolute majority to transfer assets and liabilities of the bank in favor of financial trusts or other financial institutions, the Central Bank may totally or partially exclude the liabilities mentioned in article 49, paragraph e) of the Financial Institutions Law, as well as its credits defined in art. 53, observing the order of priority among its creditors]. Regarding the partial exclusion, the order of priority of point e) art. 49 of the Financial Institutions Law must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.

Capital Markets

Under the Financial Institutions Law, financial institutions may underwrite and place both equity and debt securities. There are currently no statutory limitations on the size of a financial institution’s underwriting commitments. However, a financial institution’s underwriting commitment would be treated as an extension of credit subject to the limitations discussed under “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Lending and Investment Limits”.

Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the Mercado Abierto Electrónico (“MAE”) and authorized to act as over-the-counter brokers (agentes de mercado abierto). In our capacity as an over-the-counter broker, we are subject to MAE rules and the supervision of the CNV as our primary regulator, and accordingly, we must comply with certain reporting requirements.

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

Commercial banks may operate as both managers and custodians of Argentine mutual funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund. We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A., currently renamed as BBVA Francés Valores S.A., by virtue of the last change of name registered before the IGJ on April 4, 2014 under No. 5,883 Book 68 of Corporations. On December 28, 2012 Law No. 26,831, the “Capital Markets Law” was enacted, and was supplemented by the CNV by Resolution No. 622/13 dated September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 Banco Francés and BBVA Francés Valores S.A. completed their registration as settlement and integral compensation agents.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

▪	evidences a cash reserve deficiency,

▪	has not satisfied certain technical standards,

▪	has not maintained minimum net worth standards, or

▪	is deemed by the Central Bank to have impaired solvency or liquidity;

then such financial institution must submit a regularization plan under such terms and conditions as may be established by the Central Bank within a term that may not exceed thirty days. This notwithstanding, the Central Bank may appoint overseers with veto powers and/or demand the creation of guarantees and restrict or prohibit the distribution of dividends or profits. The lack of submission, the rejection of or any noncompliance with the regularization plan entitle the Central Bank to revoke the authorization to operate as a financial institution and to apply sanctions. If the plan is accepted, the Central Bank may grant a temporary exemption with respect to the observance of the technical regulations and excuse or postpone the payment of fines (if any).

Likewise, and prior to the revocation of the authorization to operate as a financial institution, the Central Bank may authorize the restructuring of the entity for the protection of its depositors, by applying any of the following decisions or a combination thereof in a sequential, gradual or direct manner: reduction, increase and assignment of the corporate capital, exclusion of assets and liabilities and their transfer to other financial institutions, judicial intervention, and responsibility for and transfer of excluded assets or liabilities.

Dissolution and Liquidation of Financial Institutions

As provided in the Financial Institutions Law, the Central Bank must be notified of any decision adopted by a financial institution’s legal or corporate authorities concerning its dissolution. The Central Bank, in turn, must then submit such decision to a competent court, which must determine whether the corporate authorities or an appointed independent liquidator will liquidate the entity. The court’s decision must be based on whether or not there is sufficient assurance that the corporate authorities are capable of carrying out such liquidation properly.

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

Money Laundering

The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin. On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended, the “Anti-Money Laundering Law”), which defines money laundering as a type of crime. The Anti-Money Laundering Law established severe penalties for anyone participating in any such criminal activity and created the UIF as the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism.

Below is a summary of certain provisions of the anti-money laundering regime set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering Law and its statutory regulations.

In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as financial institutions, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties basically consist of information-capturing functions.

According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. The Argentine Tax Authority (AFIP) shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs”. In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti-money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution No. 121/2011 issued by the UIF, as amended (“Resolution No. 121”), is applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 52/2012 and 140/2012 (“Resolution No. 229”), is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution No. 121 and Resolution No. 229 regulate, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution No. 121 and Resolution No. 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions.

Additionally, as mentioned, each financial institution must appoint a member of the Board of Directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer's role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity's compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

In addition, pursuant to Communication “A” 5738 (as amended and supplemented) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies”. In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must discontinue operations with such client (i.e. terminate the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Operations do not have to be discontinued when the “know your customer” policies are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Manager and Custody Agents of Collective Investment Funds, Brokerage Agents, Collective Depositary Agents,

issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs.

In addition, the CNV Rules establish that the above-mentioned entities shall only be able to carry out any transactions contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

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

That Law provided for the organization of the company Seguros de Depósitos Sociedad Anónima to manage the Deposit Guarantee Fund, whose shareholders, as amended by Decree No. 1,292/96, are the Central Bank, with at least one share and a trust composed of the financial institutions in such proportion as may be determined by the Central Bank, based on each financial institution’s contributions to the Deposit Guarantee Fund. This guarantee system does not include:

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

We held a 9.1520% equity interest in Seguros de Depósitos Sociedad Anónima as of December 31, 2016.

The amount covered by the deposit guarantee system is Ps.450,000 per person and per desposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.450,000, regardless of the number of accounts and/or deposits. The deposits for amounts over Ps.450,000 are also included in the guarantee system up to the Ps.450,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.

The Argentine insurance system is financed by monthly contributions from all financial institutions operating in Argentina. These contributions are equivalent to 0.015% of average daily balances of demand deposits, time deposits, term investments, salary account of social security and fixed assets of previous concepts. Furthermore, institutions must make an additional contribution which will depend on the rating assigned by the Central Bank, the excess recorded in the integration of the RPC and the portfolio quality. This additional contribution may not exceed the standard contribution.

Seguros de Depósitos Sociedad Anónima may issue nominative non-endorsable securities to be offered to depositors as payment of the deposit guarantee whenever it did not have sufficient funds for such purpose. Such securities, whose conditions would be established for general purposes by the Central Bank, must be accepted by the financial institutions in order to constitute deposits.

Credit Cards Law No. 25,065

Law No. 25,065, enacted in 1999, governs different aspects of the credit, purchase and debit card system. This law (i) creates an obligation to sign a contract between the bank and the holder of the credit card before the card is issued, (ii) fixes a maximum limit to financial interest charged on balances, which may not exceed by more than 25% the rate applied to personal loan transactions, (iii) sets a maximum 3% fee to be charged by the banks to commercial establishments and forbids charging different rates to commercial establishments in the same line of business and (iv) prohibits providing information to financial background databases regarding credit card holders in delinquent payment situations.

Law No. 26,361, enacted in 2008, amended article 50 of Law No. 25,065, empowering the Secretariat of the Domestic Commerce, dependent on the Ministry of Economy and Production, to issue regulatory provisions and to exercise powers of control, survey and ensure compliance with the law. The City of Buenos Aires and the Provinces act as local authorities of application, with powers which they may delegate, if applicable, to their dependent bodies or to municipalities. Irrespective of the above, the national authority of application may act concurrently, even if the presumed infringements occur only within the scope of the Autonomous City of Buenos Aires or the Provinces.

Since the enforcement of Law No. 25,065, the Central Bank is the relevant authority in matters related to the credit, purchase and debit card system.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 13(r) of the Securities Exchange Act of 1934 requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, we have requested relevant information from our affiliates globally.

BBVA Banco Francés S.A. has not knowingly engaged in activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. Government under the specified executive orders.

Because we are controlled by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a Spanish corporation, our disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries (the “BBVA Group”) which are not controlled by us. BBVA is subject to the disclosure requirements of Section 13(r) for its Form 20-F for the year ending December 31, 2016. In advance of that filing, we have requested that BBVA provide us a detailed description of reportable activity under Section 13(r) and have received the following information:

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure.

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, two of which remained outstanding during the year ended December 31, 2016. For the year ended December 31, 2016, fees and/or commissions recorded in connection with these counter indemnities totaled US$640.50. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. In addition, the BBVA Group incurred on cancellation expenses related to one of these counter guarantees and enforcement and mail expenses related to the other counter guarantee which totaled US$214,405.37 during this period. In accordance with Council Regulation (EU) No. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under these counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Refund of funds from Bank Sepah. During the year ended December 31, 2016, Bank Sepah returned to the BBVA Group funds in the amount of US$4,624.16 which had been originally transferred by the BBVA Group in March 2007 to an account at Bank Sepah in the name of BBVA’s representative office in Tehran, which no longer exists.

Letter of credit. During the year ended December 31, 2015, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, expired in October 2015. As a result, this letter of credit was no longer outstanding during the year ended December 31, 2016.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for two employees of the Iranian embassy in Spain. The two employees are Spanish citizens and one of them retired in 2015. Estimated gross revenues for the year ended December 31, 2016 from embassy-related activity, which include fees and/or commissions, did not exceed US$2,490.10. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2014

The GDP at constant prices grew 0.5% in 2014. This was the consequence of a 0.4% a 2.5% increase in public consumption and a 12.6% decrease in imports during the year, partly offset by a decrease in private consumption, a 5.5% decrease in investment and a 7.7% decrease in exports.

The labor market was not immune to the economic situation and unemployment reached an average rate of 7.3% in 2014.

Starting in January 2014, the INDEC published a new price index, the so-called National and Urban Consumer Price Index (“IPC-NU”). The main characteristics of this new index were its national coverage and the new goods and services baskets being measured. The new indicator comprised six geographical zones with their respective regional baskets. Measured by the IPC-NU, the accumulated inflation during 2014 was 23.9% as at December 31, 2014.

During 2014 the fiscal policy remained expansive, recording a primary fiscal deficit of Ps.38,562 million compared with a deficit of Ps.22,479 million in the previous year, representing an increase of 71.5%. This was the consequence of a 43.4% increase in primary spending during the year, compared with a 42.5% increase in total spending.

2015

The INDEC published revised GDP figures for 2015 on March 30, 2016. According to such figures, Argentine GDP at constant prices grew 2.1% in 2015 compared with 2014.

With respect to the labor market, the information published for the third quarter of 2015 reflected that the unemployment rate declined to an estimated 5.9% compared with the 7.5% unemployment rate for the same quarter of 2014. No information was released for the last quarter of the year.

In the first ten months of 2015 inflation measured by the IPC-NU increased by 11.9%, representing a 14.3% increase in the year-on-year variation. The IPCBA (a price index compiled by the statistical office of the government of the Autonomous City of Buenos Aires) for the same period recorded accumulated inflation of 19.8%, representing an annual increase of 23.8% compared with 2014. The publication of the IPC-NU was suspended in October 2015. Based on the IPCBA, which was the approach suggested by the authorities of the INDEC for adjusting the CER coefficient, accumulated inflation during 2015 reached 26.9% at the end of 2015.

The fiscal policy continued its expansive trend during 2015. In 2015, the primary fiscal deficit significantly increased to Ps.104,797 billion from Ps.38,562 billion in the previous year. This increase was mainly due to a 34.5% increase in primary spending and a 29.3% increase of total income on a year-on-year basis.

On December 17, 2015 the Macri Administration announced the elimination of all restrictions imposed accessing the foreign exchange market, the so-called foreign exchange clamp, which had been implemented in 2011. The peso was subject to an average devaluation of around 1.1% per month between January and November 2015. In December, due to the abrogation of the foreign exchange clamp and the liberalization of the exchange rate, the peso experienced a devaluation of 34%. The exchange rate reached 13.005 Ps./US$ at the end of the year, representing an annual increase of 52.6%. The average exchange rate in December 2015 was 11.45 Ps./US$, 33.9% higher than the average of 8.55 Ps./US$ in December 2014.

2016

According to the figures issued by the INDEC, economic activity measured in terms of GDP declined by 2.3% in 2016 compared with 2015.

Regarding the labor market, the latest official data published is for the third quarter of 2016, which reflected a decrease in the unemployment rate to 8.5% compared with the 9.3% rate of the second quarter of the year. This is the first data published after the statistical emergency and the historical series has not been modified.

In June, the INDEC resumed the publication of the CPI-GBA with April 2016 as the reference period. This index covers the Autonomous City of Buenos Aires and the 24 districts of the Greater Buenos Aires area, representing 44.7% of the urban household expenditures according to the household expenditures survey. The INDEC is working on designing the next household expenditures survey whose launching is scheduled for 2017.

The CPI-GBA accumulated a 16.9% increase from April to December 2016, with a 2.09% average monthly variation. In 2016, significant adjustments were made in the transport, water, gas and electricity fees which had an impact on their prices. The CPI-GBA accumulated a 41.0% variation in 2016, with an average monthly inflation of 4.4% in the first half of the year and of 1.5% in the second half. In the chapter analysis, the division comprising household, water, electricity and other fuels led with a 71.2% increase.

In 2016, the collection of taxes increased 34.6% compared with 2015. Income tax increased 13.5% and the VAT collected 34.7% more. Export duties decreased 5.8% due to a reduction of the applicable rates. There was also an extraordinary, once-only tax collection in the last two months of the year resulting from fines applied in the process of a fiscal amnesty. The fines on the newly-declared funds amounted to Ps.82.0 billion. Without considering these contributions, the tax collection would have increased 29.3% in 2016 compared with 2015.

Effects of Recent Events on BBVA Francés

Since the Macri Administration took office, a set of regulations in place since 2012 were abolished or modified. As a result, 2016 was a year of transition and adaptation to new macroeconomic policies and rules. The principal regulations introduced in recent years are summarized below. See also “Item 4. Information on the Company—Recent Political and Economic Developments ni Argentina—The Macri Administration” above.

Regulations regarding capital requirements and dividend distribution

In January 2012 the BCRA increased the capital requirements related to operational risk for financial institutions operating in Argentina and introduced an additional buffer requirement equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. For fiscal year 2013, the Bank was authorized to pay cash dividend in the amount of Ps.28.8 million and on February 2, 2016, the BCRA authorized BBVA Francés to distribute the proposed cash dividends for fiscal year 2014 in the amount of Ps.400 million. The authorization was delayed due to the restrictions to access the foreign exchange market, which have been abolished by the Macri Administration.

In January 2015 the BCRA classified BBVA Francés for all purposes as a D-SIB. A new capital requirement of 1% of risk-weighted assets was required for D-SIBs to be implemented gradually from 2016 to 2019. Such requirement, however, is immediately effective for purposes of profit distributions, which means that D-SIBs are not allowed to distribute dividends until they meet such requirement and the BCRA approves such distribution.

In addition, since January 2015 financial institutions must also record allowances for 100% of any administrative, disciplinary and criminal penalty implemented or which may result from administrative, disciplinary or criminal proceedings against them. Financial institutions must also disclose in a note to their financial statements any proceedings ever initiated by the BCRA against them regardless of the amounts involved or whether such amounts have been quantified.

On June 9, 2016, the BCRA removed the additional buffer for financial institutions (equivalent to 75% of the total capital requirement) to pay dividends but it established an additional buffer of 3.5% of risk-weighted assets for D-SIBs. It also modified the requirements to request authorization for the distribution of dividends, establishing, among other, that financial institutions may not have been assessed fines exceeding 25% of their RPC during the month prior to such request.

Based on the Bank’s results of operations for fiscal year 2015, the Board of Directors proposed a cash dividend payment to the shareholders in the amount of Ps.900 million, which was paid in July, 2016.

Regulations regarding credits for productive investment projects

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of their total deposits to finance investment projects. This requirement has been renewed every six months since then.

In 2016, the BCRA amended the requirements, moving from a “disbursed amounts” system to a “six monthly average of daily amounts” system and established for the first semester of 2016 a quota equivalent to 14% of the private deposits stock, calculated according to the monthly average of daily amounts of November 2015 and imposed a fixed annual interest rate of 22%. The minimum amount to be allocated to investment projects for the first semester of 2016 was Ps.7,904.5 million (or Ps. 9, 942.1 million including carryover amounts of previous periods and adjustments per geographical zones and SMEs size).

In May 2016, the BCRA extended this requirement for the second half of 2016, increasing the quota from 14% to 15.5% of private deposits stock, calculated according to the monthly average of daily amounts of May 2016. The fixed annual interest rate remained at 22% until October 2016 and declined to 17% thereafter. The minimum amount to be allocated to investment projects for the second half of 2016 was Ps.9,559.8 million (or Ps. 12,088 million including carryover amounts of previous periods and adjustments per geographical zones and SMEs size).

On October 21, 2016, the BCRA released the guidelines for the calculation of the relevant amount for the first half of 2017. Financial institutions have to maintain a portion equivalent to 18% of total private deposits stock in pesos, calculated according to the monthly average of daily amounts of November 2016, with a fixed annual interest rate of 17%. The Bank’s quota for the first half of 2017 has increased to Ps.12,311.1 million on this basis.

Regulations regarding foreign exchange market and banks’ foreign exchange positions

On December 17, 2015, the restrictions on the foreign exchange market implemented in 2011 were removed.

On June 23, 2016 the BCRA, through Communication “A” 5997, increased the maximum limit for the net foreign currency balances to a total of 15% of the RPC, effective from January 1, 2016, and removed the limit applicable to forward positions.

On July 22, 2016 the BCRA through Communication “A” 6022 mandated the creation of special accounts in order to implement the Tax Amnesty Regime (Law 27,260). Since this regulation generated a significant inflow of U.S. dollars, the BCRA through Communication “A” 6128 increased in December 2016 the maximum limit for the net foreign currency balances to 25% of the RPC and eliminated some exemptions included in the previous regulation to estimate the net global position in foreign currency.

As of December 31, 2016 the Bank’s U.S. dollar-denominated deposits totaled Ps.39,719 million (equivalent to US$2,505.9 million using a 15.85 Ps/US$ exchange rate as of such date), representing 34% of the Bank’s total deposits as of such date.

At the end of 2016, the Bank´s total deposits included Ps.11,522 billion derived from the implementation of the Tax Amnesty Regime, of which Ps.490 million were peso-denominated deposits and Ps.11,032 billion were foreign currency-denominated deposits (equivalent to US$696 million using the 15.85 Ps/US$ exchange rate as of such date). Under the Tax Amnesty Regime, deposits must remain with the Bank at least for six months since the date when they were made. 93.7% of the foreign currency-denominated deposits were in bills as of December 31, 2016, which represented a 352.1% increase compared with the previous year

The BCRA reference exchange rate was Ps.15.85 per U.S. dollar on December 31, 2016, increasing by 21.87% from December 31, 2015, primarily due to the abolishment of the restrictions on operating in the foreign exchange market.

Regulations regarding interest rates

During 2014, the BCRA issued a set of rules regarding the reference interest rate for personal and car loans granted to retail customers that are not considered as micro, small and medium size companies (MiPyMEs), and it also established a minimum reference interest rate for fix-term deposits that do not exceed Ps.350 thousand held by individuals. On July 27, 2015, the BCRA increased the minimum interest rate for long-term deposits, increased the maximum amount covered to Ps.1 million and made companies, in addition to individuals eligible to apply for these types of deposits. In December 2015, the BCRA issued Communication “A” 5853 through which it eliminated both the lending and funding rates.

Regulations regarding income from services and the deposit guarantee fund

In October 2014, the monthly contribution that banks must set aside each month to fund the deposits guarantee fund (Fondo de Garantía de los Depósitos) was increased to 0.06% of the monthly average of the daily deposits balance which has had a negative impact on the Bank’s income statement. In April 2016, the BCRA issued Communication “A” 5943 by which the contribution was decreased to 0.015% of the monthly average of the daily deposits.

Regarding fees and charges, in December, 2014, the BCRA determined that all increases or re-pricing of fees charged by financial institutions require prior authorization from the BCRA.

Further, on July 31, 2015, the BCRA issued Communication “A” 5785, which amended previous regulations protecting the consumers of financial services and limited the amount of charges that may be imposed to customers. For example, it prevents financial institutions from collecting fees on deposits in branches other than where the account is held and from generating margins for insurance on financial services to individuals.

In March 2016, the BCRA through Communication “A” 5928 allowed financial institutions to increase their fees by up to 20% and since September 2016 no authorization is required in order to further increase fees.

Regulations regarding liquidity

In January 2015, new rules on the Liquidity Coverage Ratio (LCR) became effective, under which financial institutions must have funds of high quality assets free of restrictions in case of potential stress scenarios. BBVA Francés has implemented this metric and, given the quality of its assets and its liquidity management, it exceeds the Basel liquidity requirements.

On May 26, 2016 the BCRA through Communication “A” 5980 increased minimum cash requirements in two stages: from June 1, 2016 to June 30, 2016, an increase of 2.5 p.p. on demand deposits and of 1.5 p.p. on term deposits, and after July 1, 2016 an additional 2.5 p.p. increase on demand accounts and of 1.5 p.p. on term deposits.

Other events

On September 1, 2016 certain changes affecting the insurance business were introduced, through the Communication “A” 5928 issued by the BCRA. The new regulation prohibited imposing any type of commissions and/or fees on life insurance products linked to new loan sales. Since January 5, 2017 the Central Bank allows banks to pay customers interest on their checking account deposits. This is voluntary and allows banks to compete for this funding source. Furthermore, financial institutions may also pay other kinds of remuneration in addition to or instead of interest, as long as this is established in the relevant contract.

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

On the basis of these conditions, the customer is placed in one of six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on our analysis, we book additional allowances for certain debtors, which do not require re-categorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

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

Differences Between Argentine Banking GAAP and Generally Accepted Accounting Principles Effective in Argentina

The most significant differences between the rules prescribed by the Central Bank and the professional accounting standards effective in Argentina are detailed below (see Note 4 to the Consolidated Financial Statements):

▪	Valuation criteria

(i)	Tax effects. As indicated in Note 5.1. to the Consolidated Financial Statements, the Bank has received various communications from the BCRA pursuant to which the BCRA has indicated that the capitalization of items arising from the application of the deferred tax method, which is allowed under Argentine professional accounting standards, is not allowed under Argentine Banking GAAP. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the effective tax rate. As a result, the allowances set up by the Bank in this respect, of Ps.593,924 thousand and Ps.266,690 thousand as of December 31, 2016 and 2015, respectively, should be reversed under Argentine professional accounting standards.

(ii)	Derivative financial instruments. As explained in Notes 3.4.14 and 12 to the Consolidated Financial Statements, as of December 31, 2016 and 2015, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. If the Bank had applied the Argentine professional accounting standards, stockholders’ equity would have decreased by Ps.33,103 thousand and Ps.32,906 thousand at December 31, 2016 and 2015, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2016, 2015 and 2014 would have resulted in a loss of Ps.197 thousand, a loss of Ps.41,719 thousand and income of Ps.26,366 thousand, respectively.

▪	Other differences. The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged upfront to the income statement, should be accrued throughout the duration of the loans in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by Ps.4,711 thousand and Ps.3,764 thousand as of December 31, 2016 and 2015, respectively.

In all other material respects, Central Bank rules are consistent with generally accepted accounting principles in Argentina.

A.	Operating Results

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the federal executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended since March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the FACPCE (as amended by Technical Resolution No. 19), which sets forth that financial statements are to be restated in constant currency when the country’s economic environment shows certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment must be performed based on the last date on which the entity adjusted its financial statements to reflect the effects of inflation.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences as they relate to us between Argentine Banking GAAP and generally accepted accounting principles in Argentina are discussed above and the principal differences between Argentine Banking GAAP and U.S. GAAP are discussed in Note 25 to the Consolidated Financial Statements, which also includes a reconciliation to U.S. GAAP of our net income and total stockholders’ equity.

As mentioned in Note 15 to our Consolidated Financial Statements, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting. For a more detailed description of the accounting principles and considerations used in preparing the following discussion, see “Presentation of Financial Information”.

Results of Operations for the Fiscal Years Ended December 31, 2016, 2015 and 2014.

Overview

As previously discussed, we have not been legally required to restate our financial statements in constant currency as the inflation levels have remained below certain limits. However, inflation in Argentina has been high during the periods discussed herein (see “—Economic conditions” above) and the evolution of all the line items discussed below has therefore been significantly impacted by inflation. Given this, in the discussions below we have focused on factors other than inflation that have contributed to the variation in the line items described below.

Our net income for the fiscal year ended December 31, 2016 was Ps.3,643.7 million. This income was mainly due to a 31.6% increase during the period in Gross Intermediation Margin; a 35.4% increase in Service Charge Income; a 91.1% increase in Other Income and a 21.9% decrease in Minority Interest in Subsidiaries partially offset by a 44.9% increase in Operating Expenses; a 62.5% increase in Service Charge Expenses; a 109.3% increase in Other Expenses; a 65.6% increase in Allowances for Loans losses and a 19.5% increase during the period in Income Tax.

Our net income for the fiscal year ended December 31, 2015 was Ps.3,784.5 million. This income was mainly due to a 23.9% increase during the period in Gross Intermediation Margin, a 30.3% increase during the period in Service Charge Income and a 15.0% increase during the period in Other Income, partially offset by a 82.1% increase during the period in Service Charge Expenses, a 17.6% increase during the period in Operating Expenses, a 22.7% increase during the period in Income Tax, a 56.4% increase during the period in Other Expenses, a 10.8% increase during the period in Allowances for Loans losses and a 31.3% increase during the period in losses from Minority Interest in Subsidiaries.

Financial Income

Our Financial Income increased by 36.9% to Ps.22,679.9 million in the fiscal year ended December 31, 2016 from Ps.16,564.8 million in the fiscal year ended December 31, 2015 which in turn increased by 24.8% from Ps.13,277.0 million in the fiscal year ended December 31, 2014.

The components of our Financial Income are reflected in the following table.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Interest on loans to the financial sector	487,219	323,153	350,991
Interest on overdraft	3,416,893	2,195,640	2,058,145
Interest on loans with privileged guarantees	1,500,800	1,271,787	1,041,982
Interest on credit card loans	4,021,446	2,817,236	1,971,800
Interest on other loans	6,192,857	4,724,343	4,008,317
Net income from government and corporate securities	4,094,432	3,556,527	1,689,065
Interest from other receivables from financial transactions	830	246	3,839
Indexation by benchmark stabilization coefficient (CER) clause	576,363	188,906	307,143
Other	2,389,098	1,486,941	1,845,717
Total	22,679,938	16,564,779	13,276,999

The increase in Financial Income during the fiscal year ended December 31, 2016 was mainly due to an increase in interest on other loans (mainly due to interest on personal loans), interest on overdraft, interest on credit card loans, other financial income, net income from government and corporate securities, indexation by benchmark stabilization coefficient (CER), interest on loans with privileged guarantees, interest on loans to the financial sector and interest from other receivables from financial transactions. The variation in Financial Income reflected an increase in average volume of interest earning assets, which was offset in part by a decrease in the average nominal interest rate of interest earning assets as shown in the table below.

The increase in Financial Income during the fiscal year ended December 31, 2015 was mainly due to an increase in net income from government and corporate securities (mainly due to the variations in the valuation of the portfolio), interest on credit card loans, interest on other loans, interest on loans with privileged guarantees and interest on overdraft. These increases were partially offset by a decrease in other financial income (which includes interest from financial leases and exchange differences, among other), indexation by benchmark stabilization coefficient (CER), interest on loans to the financial sector and interest from other receivables from financial transactions. The variation in Financial Income reflected an overall increase in average volume of interest earning assets and, to a significantly lesser extent, increase in the average nominal interest rate of interest earning assets as shown in the table below.

The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC. The indexation by CER clause represents the recognition of the adjustment for loans indexed by CER. As of December 31, 2016, 2015 and 2014, the Bank held Ps.2,444.0 million, Ps.1,553.4 million and Ps.1,199.73 million, respectively, of CER-indexed assets, which represented 1.61%, 1.40% and 1.61%, respectively, of our total assets as of such dates. These CER-indexed assets were mainly federal government secured bonds due in 2020 and a smaller amount of federal government secured loans that we received as a consequence of several swaps made since 2001 in the context of Argentina's sovereign debt restructuring process.

The following table sets forth the changes in Financial Income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average nominal rates of interest-earning assets. Financial Income excludes exchange differences and premiums or forward sales of foreign exchange.

	December 31, 2016 vs. December 31, 2015 Increase (Decrease)	December 31, 2015 vs. December 31, 2014 Increase (Decrease)
Financial income due to change in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	6,419,554	3,442,261
average nominal rates of interest-earning assets	(1,322,184)	316,806
the volume and average nominal rates of interest-earning assets	(2,161)	1,971
Net Change	5,095,209	3,761,038

Financial Expenses

Financial Expenses increased by 44.0% to Ps.10,255.8 million in the fiscal year ended December 31, 2016 from Ps.7,121.0 million in the fiscal year ended December 31, 2015 which in turn increased by 25.8% from Ps.5,660.1 million in the fiscal year ended December 31, 2014.

The components of our Financial Expenses are reflected in the following table.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Interest on savings deposits	33,503	22,682	18,695
Interest on time deposit	7,687,587	5,162,162	4,165,969
Interest on other liabilities from financial transactions	578,972	484,009	443,200
Indexation by benchmark stabilization coefficient (CER)	444	61	155
Other	1,955,336	1,452,087	1,032,100
Total	10,255,842	7,121,001	5,660,119

The increase in Financial Expenses during the fiscal year ended December 31, 2016 was mainly due to an increase in interest on time deposit, other financial expenses, interest on other liabilities from financial transactions and interest on savings deposits. The variation in Financial Expenses reflected an increase in average volume of interest-bearing liabilities partially offset by a decrease in the average nominal rates of interest bearing liabilities as shown in the table below.

The increase in Financial Expenses during the fiscal year ended December 31, 2015 was mainly due to an increase in interest on time deposit, other financial expenses, interest from other liabilities from financial transactions and interest on savings deposits. The variation in Financial Expenses reflected an increase in average volume of interest-bearing liabilities partially offset by a decrease in the average nominal rates of interest-bearing liabilities as shown in the table below.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included within Other Financial Expenses, amounted to Ps.1,599.2 million, Ps.1,311.8 million and Ps.924.1 million during the years ended December 31, 2016, 2015 and 2014, respectively. Contributions to the Bank Deposit Guarantee Insurance System increased during fiscal years 2016, 2015 and 2014 due to increases in the volume of savings deposits, time deposits and checking accounts.

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

	December 31, 2016 vs. December 31, 2015 Increase / (Decrease)	December 31, 2015 vs. December 31, 2014 Increase / (Decrease)
Financial expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	3,006,631	1,087,789
average nominal rates of interest-bearing liabilities	(159,567)	(14,411)
the volume and average nominal rates of interest-bearing liabilities	407	(273)
Net Change	2,847,471	1,073,105

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.12,424.1 million in the fiscal year ended December 31, 2016 represented a 31.6% increase over our Gross Intermediation Margin of Ps.9,443.8 million in the fiscal year ended December 31, 2015 which in turn represented a 23.9% increase over our Gross Intermediation Margin of Ps.7,616.9 million in the fiscal year ended December 31, 2014. The following table sets forth the changes in the components of our Gross Intermediation Margin for the periods discussed herein:

	December 31, 2016 vs. December 31, 2015 Increase (Decrease)	December 31, 2015 vs. December 31, 2014 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	3,412,923	2,354,472
average nominal rates of interest-earning assets and interest-bearing liabilities	(1,162,617)	331,217
the volume and average nominal rates of interest-earning assets and interest-bearing liabilities	(2,568)	2,244
Net Change	2,247,738	2,687,933

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2016 was principally due to an increase in the volume of interest-earning assets and interest-bearing liabilities, partially offset by a decrease in the average nominal rates of interest-earning assets and interest-bearing liabilities.

The increase in the Gross Intermediation Margin in the fiscal year ended December 31, 2015 was principally due to an increase in the volume of interest-earning assets and interest-bearing liabilities and an increase of the average nominal rates of interest-earning assets and interest-bearing liabilities.

See “Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Allowance for Loan Losses

Allowance for Loan Losses totaled Ps.1,054.8 million in the fiscal year ended December 31, 2016, representing a 65.6% increase compared with Ps.637.0 million of Allowance for Loan Losses in the fiscal year ended December 31, 2015, which in turn represented a 10.8% increase compared with Ps.574.7 million of Allowance for Loan Losses in the fiscal year ended December 31, 2014. During 2016, the Argentine financial sector showed signs of deterioration because of a large increase in the inflation rate, the consequent loss of purchasing power, the fall in the GDP and the increase of the unemployment rate. In 2015 the Argentine financial sector showed signs of deterioration as a result of an increase in inflation. The consequent adjustment in salaries and unemployment rate, however, allowed maintaining the purchasing power and thus a declining delinquency ratio and declining expected losses.

Our non-performing loan portfolio amounted to Ps.616.1 million at December 31, 2016, representing a 66.5% increase compared with Ps.370.0 million at December 31, 2015 which in turn represented a 11.5% decrease compared with Ps.418.3 million at December 31, 2014.

The non-performing loan portfolio ratio increased to 0.8% at December 31, 2016 from 0.6% at December 31, 2015, which had in turn decreased from 1.0% at December 31, 2014. The chart below shows the evolution of the expected losses for the periods discussed herein and, in particular, how the probability of default within our loan portfolio increased during 2016.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in our loan portfolio. For a discussion of our policy with respect to the establishment of our allowance for loan losses see “Item 4. Information on the Company—E. Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

Service Charge Income

Service Charge Income was Ps.8,255.9 million for the fiscal year ended December 31, 2016, Ps.6,095.8 million for the fiscal year ended December 31, 2015 and Ps.4,678.5 million for the fiscal year ended December 31, 2014. The fiscal year 2016 amount represented a 35.4% increase from the amount earned in fiscal year 2015. The fiscal year 2015 amount, in turn, represented a 30.3% increase from the amount earned in fiscal year 2014.

The following table provides a breakdown of our Service Charge Income by category.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Service charges on deposit accounts	1,879,629	1,449,124	1,091,760
Credit card operations	3,121,871	2,212,857	1,630,972
Other fees related to foreign trade	284,193	184,879	151,837
Credit-related fees	1,044,388	703,894	536,390
Fund management fees	261,016	172,645	140,381
Capital markets and securities activities	88,419	64,915	58,114
Rental of safety deposit boxes	245,319	188,826	148,482
Fees related to guarantees	2,012	3,933	862
Insurance agency	636,487	591,248	513,512
Other	692,573	523,515	406,223
Total	8,255,907	6,095,836	4,678,533

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 32.7% from Ps.1,091.8 million in the fiscal year ended December 31, 2014 to Ps.1,449.1 million in the fiscal year ended December 31, 2015 and further increased by 29.7% to Ps.1,879.6 million at December 31, 2016. The increases in the fiscal years 2016 and 2015 were mainly due to increases in the volume and number of transactions of such accounts. At December 31, 2016 we had 4,050,225 deposit accounts compared with 3,497,464 accounts at December 31, 2015 and 2,900,506 accounts at December 31, 2014.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 41.1% to Ps.3,121.9 million in the fiscal year ended December 31, 2016 from Ps.2,212.9 million in the fiscal year ended December 31, 2015, which in turn had increased by 35.7% from Ps.1,631.0 million in fiscal year ended December 31, 2014. The increase in the fiscal years 2016 and 2015 was mainly due to increases in activity and in the use of credit cards. At December 31, 2016, the total number of credit cards we had issued amounted to 3,309,777 compared with 2,920,750 at December 31, 2015 and 2,523,540 at December 31, 2014.

Other fees related to foreign trade increased by 21.8% from Ps.151.8 million in the year ended December 31, 2014 to Ps.184.9 million in the year ended December 31, 2015, which in turn further increased by 53.7% to Ps.284.2 million in the year ended December 31, 2016. The increase in the fiscal years 2016 and 2015 was mainly due to increases in fees charged for transfers abroad.

Credit-related fees increased by 31.2% from Ps.536.4 million in the fiscal year ended December 31, 2014 to Ps.703.9 million in the year ended December 31, 2015 and further increased by 48.4% to Ps.1,044.4 million in the fiscal year ended December 31, 2016. These increases were mainly due to the increase of new loans granted by the Bank and its subsidiary PSA Finance for the purchase of new and second-hand cars.

Fund management fees increased by 23.0% from Ps.140.4 million in the fiscal year ended December 31, 2014 to Ps.172.6 million in the fiscal year ended December 31, 2015 and further increased by 51.2% to Ps.261.0 million in the fiscal year ended December 31, 2016, owed principally to the increase in the volume of securities traded by BBVA Francés Asset Management (subsidiary of the Bank) and the Bank itself.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading government securities. Trading gains or losses are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from government and corporate securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from government and corporate securities”. Income from capital markets and securities activities increased by 11.7% from Ps.58.1 million in the fiscal year ended December 31, 2014 to Ps.64.9 million in the fiscal year December 31, 2015, and further increased by 36.2% to Ps.88.4 million in the fiscal year ended December 31, 2016, mainly due to the increase in securities trading.

Rental of safety deposit boxes increased by 27.2% from Ps.148.5 million in the fiscal year December 31, 2014 to Ps.188.8 million in the fiscal year ended December 31, 2015, and further increased by 29.9% to Ps.245.3 million in the fiscal year ended December 31, 2016. These increases were mainly due to the increase in prices charged for the service.

Fees related to guarantees increased from Ps.0.9 million in the fiscal year ended December 31, 2014 to Ps.3.9 million in the fiscal year ended December 31, 2015 and decreased by 48.8% to Ps.2.0 million in the fiscal year ended December 31, 2016. The variations of this item reflect the level of activity in guarantees granted.

Fees related to insurance agency increased by 15.1% from Ps.513.5 million in the fiscal year ended December 31, 2014 to Ps.591.2 million in the fiscal year ended December 31, 2015, and further increased by 7.7% to Ps.636.5 million in the fiscal year ended December 31, 2016. These increases reflect higher commissions charged on the sale of insurance products relating to cars, houses and leasing transactions.

Other service charge income increased by 28.9% from Ps.406.2 million in the fiscal year ended December 31, 2014 to Ps.523.5 million in the fiscal year ended December 31, 2015, and further increased by 32.3% to Ps.692.6 million in the fiscal year ended December 31, 2016, in both years mainly due to an increase in the fees charged for the use ATMs.

Service Charge Expenses

Service Charge Expenses, which consist of fees related to the credit and debit cards and taxes on service charge income, increased by 62.5% to Ps.3,933.1 million in the year ended December 31, 2016 from Ps.2,420.8 million in the year ended December 31, 2015, which had in turn increased by 82.1% from Ps.1,329.1 million in the fiscal year ended December 31, 2014, in both years mainly as result of the increase in commissions paid for the Latam Pass Program and for credit card promotions.

Operating Expenses

Our Operating Expenses increased by 44.9% to Ps.9,557.6 million in the fiscal year ended December 31, 2016 from Ps.6,595.1 million in the fiscal year ended December 31, 2015 , which had in turn increased by 17.6% from Ps.5,607.1 million in the fiscal year ended December 31, 2014.

Operating Expenses increased in fiscal year 2016 mainly because of increases in personnel expenses, other operating expenses, taxes, fees and external administrative service, rentals, advertising and promotion, utilities, maintenance and repairs, courier transportation, staff welfare expenses, depreciation of Bank premises and equipment, credit card advertising and issuance expenses, amortization of organization and development expenses and business travel and development expenses.

The components of our Operating Expenses are reflected in the following table:

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos)
Personnel expenses	4,934,944	3,369,635	2,762,315
Fees and external administrative services	567,406	347,676	303,122
Taxes	913,654	676,650	493,738
Utilities	183,902	107,760	94,210
Depreciation of Bank property and equipment	246,413	199,367	139,236
Credit card advertising and issuance expense	75,052	42,859	373,072
Courier transportation	236,708	172,768	102,062
Advertising and promotion (excluding credit card advertising)	335,991	214,768	190,289
Maintenance and repairs	348,988	276,867	258,961
Business travel and development	51,789	41,208	34,365
Staff welfare	167,314	110,070	86,815
Amortization of organization and development expenses	78,415	66,809	58,355
Rentals	391,908	268,332	205,005
Other	1,025,149	700,377	505,552
Total	9,557,633	6,595,146	5,607,097

The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 46.5% to Ps.4,935.0 million in the fiscal year ended December 31, 2016 from Ps.3,369.6 million in the fiscal year ended December 31, 2015, which in turn had increased by 22.0% from Ps.2,762.3 in the fiscal year ended December 31, 2014, in both years principally as a result of increases in salaries (which include payroll, termination payments and bonuses) as well as increased staffing. Salaries vary annually mainly as a result of the negotiation between umbrella organizations representing financial institutions on the one hand and trade unions on the other and are linked to inflation.

The number of our full-time employees increased from 5,437 as of December 31, 2014 to 5,784 as of December 31, 2015 and further increased to 6,253 as of December 31, 2016 (excluding 12, 11 and 11 employees from non-banking subsidiaries at December 31, 2016, 2015 and 2014, respectively).

Fees and external administrative services increased by 63.2% to Ps.567.4 million in the fiscal year ended December 31, 2016 from Ps.347.7 million at December 31, 2015, which had in turn increased by 14.7% from Ps.303.1 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly related to increases in the cost of services and in the cost of hiring external resources, especially in conection with information technology.

Taxes, other than income tax, increased by 35.0% to Ps.913.6 million in the fiscal year ended December 31, 2016 from Ps.676.7 million in the fiscal year ended December 31, 2015, which had in turn increased by 37.1% from Ps.493.7 million in the fiscal year ended December 31, 2014. The increase in taxes collected 2016 and 2015 was mainly due to the increase in the economic activity during the period.

Utilities costs increased by 70.7% to Ps.183.9 million in the fiscal year ended December 31, 2016 from Ps.107.8 million at December 31, 2015, which had in turn increased by 14.4% from Ps.94.2 million in the fiscal year ended December 31, 2014. The increase in costs in 2016 and 2015 was mainly due to an increase in the general level of activity of the Bank and in the cost of utility services.

Depreciation of Bank property and equipment increased by 23.6% to Ps.246.4 million in the fiscal year ended December 31, 2016 from Ps.199.4 million in the fiscal year ended December 31, 2015, which had in turn increased by 43.2% from Ps.139.2 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was principally the result of acquisitions of additional properties and equipment.

Credit card advertising and issuance expenses increased by 75.1% to Ps.75.1 million in the fiscal year ended December 31, 2016 from Ps.42.9 million in the fiscal year ended December 31, 2015, which had decreased by 88.5% from Ps.373.1 million in the fiscal year ended December 31, 2014. The increase in 2016 was mainly due to expenses related to debit and credit cards, especially those in conection with the cost of the plastic of the credit and debit card. The decrease during 2015 was mainly due to internal reclassifications from Service Charge Expenses to Operating Expenses.

Courier transportation increased by 37.0% to Ps.236.7 million in the fiscal year ended December 31, 2016 from Ps.172.8 million in the fiscal year ended December 31, 2015, which had in turn increased by 69.3% from Ps.102.1 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly due to increases in the cost of the service.

Advertising and promotion fees increased by 56.4% to Ps.336.0 million in the fiscal year ended December 31, 2016 from Ps.214.8 million at December 31, 2015, which had in turn increased by 12.9% from Ps.190.3 million in the fiscal year ended December 31, 2014. The increase during 2016 was mainly due to higher expenses in advertising campaigns (for example in television) and in 2015 was mainly due to an increase of sponsoring expenses incurred in connection with football competitions.

Maintenance and repair expenses increased by 26.1% to Ps.349.0 million in the fiscal year ended December 31, 2016 from Ps.276.9 million in the fiscal year ended December 31, 2015, which had in turn increased by 6.9% from Ps.259.0 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly due to higher fee for maintenance and repair services.

Business travel and development expenses increased by 25.7% to Ps.51.8 million in the fiscal year ended December 31, 2016 from Ps.41.2 million in the fiscal year ended December 31, 2015, which had in turn increased by 19.9% from Ps.34.4 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly due to an overall increase in business trips and in the numbers of delegations sent abroad.

Staff welfare expenses increased by 52.0% to Ps.167.3 million in the fiscal year ended December 31, 2016 from Ps.110.1 million in the fiscal year ended December 31, 2015, which had in turn increased by 26.8% from Ps.86.8 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 mainly reflects the granting of additional personnel benefits to the Bank´s employees, such as benefits for pre-schooling.

Amortization of organization and development expenses increased by 17.4% to Ps.78.4 million in the fiscal year ended December 31, 2016 from Ps.66.8 million in the fiscal year ended December 31, 2015, which had in turn increased by 14.5% from Ps.58.4 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly caused by the addition of new intangible assets to the organization and development expenses line item in both fiscal years.

Rentals expenses increased by 46.1% to Ps.391.9 million in the fiscal year ended December 31, 2016 from Ps.268.3 million in the fiscal year ended December 31, 2015, which had in turn increased by 30.9% from Ps.205.0 million in the fiscal year ended December 31, 2014. The increase in 2016 and 2015 was mainly due to the rise in rental’s rate. As of December 31, 2016, 2015 and 2014 our branch network consisted of 251 branches, of which 112 were located in properties we own and 139 were located in properties we lease.

Other operating expenses increased by 46.4% to Ps.1,025.1 million in the fiscal year ended December 31, 2016 from Ps.700.4 million at December 31, 2015, which had in turn increased by 38.5% from Ps.505.6 million in the fiscal year ended December 31, 2014. The increase in 2016 was mainly due to the increase in transportation of valuables and in 2015 due to the increase in costs related to security services.

Other Income

Other Income increased by 90.2% to Ps.1,167.8 million in the fiscal year ended December 31, 2016 from Ps.611.2 million in the fiscal year ended December 31, 2015, which had in turn increased by 15.0% from Ps.531.3 million in the fiscal year ended December 31, 2014.

The increase in Other Income in fiscal year 2016 was mainly due to an increase in deferred income tax (offset, in turn, by a charge for the same amount in “Charge for uncollectability of other receivables and other allowances” account, under the other expenses item); a 56.3% increase in loans recovered and reversals of allowances; a 90.64% increase in adjustment and interest for other receivables; a 58.5% increase in other income; a 22.6% increase in punitive interest; a 73.7% increase in gains from the sale of premises and equipment and other assets and a 15.6% increase in rentals partially offset by a 0.6% decrease in long-term investments.

The increase in Other Income in fiscal year 2015 was mainly due to a 82.6% increase in other income (which includes principally recovery of allowances), a 7.6% increase in loans recovered and reversals of allowances, a 8.5% increase in adjustment and interest for other receivables, a 18.7% increase in punitive interest and a 5.0% increase in rentals, partially offset by a 19.1% decrease in deferred income tax (offset, in turn, by a charge for the same amount in “Charge for uncollectability of other receivables and other allowances” account, under the other expenses item), a 0.3% decrease in long-term investments and a 36.9% decrease in gains from the sale of premises and equipment and other assets.

Other Expenses

Other Expenses increased by 109.3% to Ps.1,102.5 million in the fiscal year ended December 31, 2016 from Ps.526.8 million in the fiscal year ended December 31, 2015, which had in turn increased by 56.4% from Ps.337.0 million in the fiscal year ended December 31, 2014.

The increase in other expenses in the fiscal year ended December 31, 2016 was mainly due to a 158.6% increase in charge for uncollectability of other receivables and other allowances from Ps.353.0 million in fiscal year ended December 31, 2015 to Ps.912.7 million in fiscal year ended December 31, 2016, caused in turn by the increase in allowances for labor lawsuits; a 73.1% increase in claims for damages from Ps.19.4 million in the fiscal year ended December 31, 2015 to Ps.33.5 million in the fiscal year ended December 31, 2016; a 23.6% increase in donations from Ps.22.3 million in the fiscal year ended December 31, 2015 to Ps.27.5 million in the fiscal year ended December 31, 2016; an increase in punitive interests and charges in favor of the Central Bank to Ps.1.7 million in the fiscal year ended December 31, 2016 and a 19.8% increase in depreciation on differences paid on constitutional protection actions from Ps.6.6 million in the fiscal year ended December 31, 2015 to Ps.7.9 million in the fiscal year ended December 31, 2016. These increases were partially offset by a decrease in other expenses from Ps.123.7 million in the fiscal year ended December 31, 2015 to Ps.117.4 million in the fiscal year ended December 31, 2016, due to a reduction in the amounts of penalties enforced against the Bank; a decrease in interest payments for other liabilities and a 2.3% decrease in depreciation on other assets from Ps.1.6 million in the fiscal year ended December 31, 2015 to Ps.1.5 million in the fiscal year ended December 31, 2016.

The increase in other expenses in the fiscal year ended December 31, 2015 was mainly due to a 49.0% increase in charge for uncollectability of other receivables and other allowances from Ps.236.8 million in fiscal year ended December 31, 2014 to Ps.353.0 million in fiscal year ended December 31, 2015, caused in turn by the increase in allowances for labor lawsuits, an increase in other expenses from Ps.57.3 million in the fiscal year ended December 31, 2014 to Ps.123.7 million in the fiscal year ended December 31, 2015, a 91.8% increase in claims for damages from Ps.10.1 million in the fiscal year ended December 31, 2014 to Ps.19.4 million in the fiscal year ended December 31, 2015, a 37.4% increase in donations from Ps.16.2 million in the fiscal year ended December 31, 2014 to Ps.22.3 million in the fiscal year ended December 31, 2015 and a 69.1% increase in depreciation on other assets from Ps.0.9 million in the fiscal year ended December 31, 2014 to Ps.1.6 million in the fiscal year ended December 31, 2015. These increases were partially offset by a 57.3% decrease in depreciation on differences paid on constitutional protection actions from Ps.15.5 million in the fiscal year ended December 31, 2014 to Ps.6.6 million in the fiscal year ended December 31, 2014.

Income Tax

Income Tax expense was Ps.2,449.9 million in the fiscal year ended December 31, 2016, representing a 19.5% increase from Ps.2,050.5 million in the fiscal year ended December 31, 2015, which had in turn increased by 22.7% from Ps.1,670.7 million in the fiscal year ended December 31, 2014. The increase in fiscal year 2016 was mainly due to differences between the tax and accounting valuation of bonds. The increase in fiscal year 2015 was mainly due to higher profit before tax and differences in tax and accounting valuations of the bonds.

The following table illustrates, for each of the last three fiscal years, our income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	Year ended December 31,
	2016	2015	2014
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	6,199,762	5,971,028	4,978,883
Statutory tax rate	35%	35%	35%
Income tax (at statutory rate)	2,169,917	2,089,860	1,742,609
Deferred tax	330,299	4,397	(1,415)
Tax-exempt income	(118,448)	(64,304)	(94,029)
Allowances on deferred tax assets	(333,195)	(5,926)	1,415
Other	401,298	26,443	22,144
Income tax loss	2,449,870	2,050,470	1,670,724
Income tax loss, net	2,449,870	2,050,470	1,670,724
Actual income tax	(2,449,870)	(2,050,470)	(1,670,724)
Deferred income tax (1)	—	—	—

(1)	Included in Other Income and Income Tax.

Our effective income tax rate differs from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to the following factors. First, income from equity investments is not to be computed for tax calculation purposes. The results from branches located in Tierra del Fuego as well as the interest for guaranteed loans are also exempted from taxation. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Finally, government securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income even if such securities are accounted for on a cost-plus-yield basis for financial reporting purposes. See Note 25.1 to the Consolidated Financial Statements.

Minority interest in subsidiaries

Results on minority interest in subsidiaries were Ps.106.2 million, Ps.136.1 million and Ps.103.7 million for the fiscal years ended December 31, 2016, 2015 and 2014, respectively. These variations were mainly due to the changes in the equity of PSA Compañía Financiera (in which we hold a 50% interest) and, to a lesser extent, to changes in the equity of Consolidar AFJP (undergoing liquidation proceedings) (in which we hold 53.89% interest) and Volkswagen Financial Services (in which we hold a 51% interest since September 2016).

Financial Condition

Total Assets

At December 31, 2016 we had total assets of Ps.151,752.7 million, which represented a 37.0% increase from Ps.110,736.2 million of total assets as of December 31, 2015.

The increase was mainly due to a 39.5% increase in loans net of allowances from Ps.56,563.3 million at December 31, 2015 to Ps.78,889.9 million at December 31, 2016; a 72.4% increase in cash and due from banks and correspondents from Ps.27,970.3 million at December 31, 2015 to Ps.48,226.1 million at December 31, 2016; a 188.9% increase in bank premises and equipment from Ps.1,107.2 million at December 31, 2015 to Ps.3,198.3 million at December 31, 2016; a 43.6% increase in investments in other companies from Ps.353.4 million at December 31, 2015 to Ps.507.6 million at December 31, 2016; a 3.9% increase in other receivables from Ps.2,377.1 million at December 31, 2015 to Ps.2,469.3 million at December 31, 2016; a 33.3% increase in intangible assets from Ps.236.9 million at December 31, 2015 to Ps.315.8 million at December 31, 2016 and a 56. 6% increase in suspense items from Ps.7.7 million at December 31, 2015 to Ps.12.0 million at December 31, 2016. These increases were partially offset by a 11.7% decrease in government and corporate securities from Ps.14,422.2 at December 31, 2015 to Ps.12,738.8 million at December 31, 2016; a 34.9% decrease in other receivables from financial transactions from Ps.3,728.9 million at December 31, 2015 to Ps.2,427.9 million at December 31, 2016; a 41.1% decrease in other assets from Ps.1,561.9 million at December 31, 2015 to Ps.920.0 million at December 31, 2016 and a 15.0% decrease in receivables from financial leases from Ps.2,407.5 at December 31, 2015 to Ps.2,047.0 million at December 31, 2016.

Total Liabilities and Stockholders’ Equity

At December 31, 2016, we had total liabilities and minority interests in subsidiaries of Ps.135,292.7 million, which represented a 39.4% increase from the Ps.97,019.8 million at December 31, 2015. The increase was mainly due to a 49.1% increase in deposits from Ps.76,864.5 million at December 31, 2015 to Ps.114,621.8 million at December 31, 2016; a 29.9% increase in other liabilities from Ps.3,706.6 million at December 31, 2015 to Ps.4,815.1 million at December 31, 2016; a 36.3% increase in allowances from Ps.1,032.0 million at December 31, 2015 to Ps.1,406.5 million at December 31, 2016 and a 83.4% increase in minority interests in subsidiaries from Ps.338.1 million at December 31, 2015 to Ps.620.1 million at December 31, 2016. These increases were partially offset by a 8.3% decrease in other liabilities from financial transactions from Ps.15,032.0 million at December 31, 2015 to Ps.13,785.7 million at December 31, 2016 and a 6.6% decrease in suspense items from Ps.46.5 million at December 31, 2015 to Ps.43.5 million at December 31, 2016.

Stockholders’ equity increased by 20.0% from Ps.13,716.4 million at December 31, 2015 to Ps.16,460.0 million at December 31, 2016. The increase resulted mainly from Ps.3,643.6 million of net income for the year, less the distribution of Ps.900 million of dividends in cash. In addition the Bank increased its legal and facultative reserves during the year by Ps.756.9 million and Ps.2,127.6 million, respectively, against retained earnings.

Significant changes in financial condition

The item Cash and due from banks and correspondents showed a significant increase during 2016 principally due to the growth in cash in foreign currency and in the checking account in foreign currency held by the Bank at the Central Bank.

The loan portfolio to the private sector totaled Ps.78,417.7 million at December 31, 2016, representing a 40.38% increase compared with the previous twelve months. During 2016, loans denominated in pesos increased by 26.30% whereas those denominated in foreign currency grew by 217%, registering a higher volume of foreign trade transactions as a consequence of the elimination of the restrictions in the foreign exchange market and the elimination of import restrictions. Commercial loans increased by 67.50%; 36.50% in pesos and 264% in foreign currency. Loans to both large corporations and to SMEs had a good performance during the period, increasing 53.0% and 81.0%, respectively. Moreover, consumer loans increased by 21.80% and personal loans grew by 27.60%, while credit cards and car loans increased at a slower pace.

By contrast, government and corporate securities decreased in the fiscal year ended December 31, 2016 principally due to the decrease in the instruments issued by the BCRA as a consequence of the liquidity policy implemented by the Bank, reflecting a higher demand of credit and higher minimum cash requirements.

Other receivables from financial transactions also recorded a decrease in fiscal year 2016 mainly due to the amounts receivable for spot and forward sales to be settled, particularly in forward sales to be settled in foreign currency. These types of transactions are generally conducted on daily and on a very short-terms basis (one to five days).

Our deposits increased during 2016 in line with the growth shown by the Argentine financial sector. Time deposits, savings and checking accounts registered a significant growth during 2016, of 12.68%, 89.64% and 9.22%, respectively. Peso deposits increased by 16.48% in the fiscal year ended December 31, 2016 and those in foreign currency grew by 216.20% over the same period.

Other liabilities from financial transactions decreased in fiscal year 2016 mainly due to a decrease in non-deliverable forward transactions balances to be settled.

B.	Liquidity and Capital Resources

Asset and Liability Management

The purpose of the asset and liability management is to structure our consolidated balance sheet in light of interest rates, liquidity and foreign exchange risks, as well as market risk, public sector risk and our capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets forth our policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and monitoring the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 53.19%, 55.15% and 47.03% at December 31, 2016, 2015 and 2014, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2016 totaled Ps.114,621.8 million compared with Ps.76,864.5 million at December 31, 2015.

On July 15, 2003, an extraordinary shareholders’ meeting approved the setting up of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). During the life of the Program, which was initially of five years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as the maximum amount in circulation, after adding together all series and/or classes outstanding under the Program pending redemption, did not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the ordinary and extraordinary shareholders’ meeting held on April 26, 2007. It was extended for five additional years by resolution adopted by the ordinary and extraordinary shareholders’ meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively) and the maximum amount of the issuance was successively increased from US$300,000,000 to US$500,000,000 and from US$500,000,000 to US$750,000,000 by resolution adopted by the ordinary and extraordinary shareholders’ meetings held on March 30, 2011 and March 26, 2012, respectively.

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity. Through the date of this annual report we have issued 22 series of corporate bonds under the Program, with a maturity between one and three years and subject to floating interest rates. See Note 11 to the Consolidated Financial Statements.

As required by law and the BCRA regulations, the proceeds obtained from the issuance of series 7, 9, 10, 11, 12, 13, 17 and 18 of corporate bonds were applied to the reimbursement of time deposits, the proceeds from the issuance of series 15, 19, 20, 21 and 22 of corporate bonds were applied to granting working capital loans and the proceeds obtained from the issuance of series 16 of corporate bonds were applied to repay series 8 of corporate bonds.

As of December 31, 2016 and 2015, the outstanding principal and accrued interest under the program amounted to Ps.1,798,353 (in connection with series 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of corporate bonds) and Ps.1,799,245 (in connection with series, 7, 9, 10, 11, 12, 13,15,16,17 and 18 of corporate bonds), respectively.

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

In addition, our subsidiary PSA Finance also has an outstanding program to issue corporate bonds, the proceeds of which may only be applied to the purchase of motor vehicles. These bonds are subject to both fixed and floating interest rates and their maturiry date is of between one to two years. At December 31, 2016 and 2015 the outstanding principal and accrued interest amounted to Ps.412,725 thousand and Ps.103,317 thousand, respectively. See Note 11.2 to the Consolidated Financial Statements.

Capital Resources

As at December 31, 2016 the Bank’s stock capital consisted of 536,877,850 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the exposure and the measure of sensitivity to interest rate variations. The interest rate sensitivity measures the impact on the gross intermediation margin of a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

Our interest rate sensitivity strategy, which seeks to maintain exposure within levels consistent with the risk profile and business strategy defined for the Bank, takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented. During 2016, the gap generated by the mismatch between assets and liabilities declined considerably.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2016
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	32,196,754	—	—	—	—	32,196,754
Government securities	6,536,763	2,769,852	2,849,689	272,639	155,181	12,584,124
Corporate bonds	278,374	—	47,551	—	—	325,925
Loans (1)	49,199,231	17,443,186	13,726,499	112,878	26,278	80,508,072
Total	88,211,122	20,213,038	16,623,739	385,517	181,459	125,614,875
Interest-bearing liabilities
Deposits	82,277,318	2,742,764	155,675	—	—	85,175,757
Corporate bonds	1,746,166	279,000	121,000	—	—	2,146,166
Due to other banks	9,194,408	1,433,252	107,207	—	—	10,734,867
Total	93,217,892	4,455,016	383,882	—	—	98,056,790
Asset/liability gap	(5,006,770)	15,758,022	16,239,857	385,517	181,459	27,558,085
Cumulative sensitivity gap	(5,006,770)	10,751,252	26,991,109	27,376,626	27,558,085
Cumulative sensitivity gap as a percentage of total interest-earning assets	(3.99)%	8.56%	21.49%	21.79%	21.94%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2016
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	13,123,427	—	—	—	—	13,123,427
Government securities	5,730,770	2,573,228	2,849,689	272,639	155,181	11,581,507
Corporate bonds	277,609	—	—	—	—	277,609
Loans (1)	42,592,057	12,232,599	13,099,548	112,878	26,278	68,063,360
Total	61,723,863	14,805,827	15,949,237	385,517	181,459	93,045,903
Interest-bearing liabilities:
Deposits	48,449,843	2,098,452	154,139	—	—	50,702,434
Corporate bonds	1,746,166	279,000	121,000	—	—	2,146,166
Due to other banks	7,250,565	1,414,905	107,207	—	—	8,772,677
Total	57,446,574	3,792,357	382,346	—	—	61,621,277
Asset/liability gap	4,277,289	11,013,470	15,566,891	385,517	181,459	31,424,626
Cumulative sensitivity gap	4,277,289	15,290,759	30,857,650	31,243,167	31,424,626
Cumulative sensitivity gap as a percentage of total interest-earning assets	4.60%	16.43%	33.16%	33.58%	33.77%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2016
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	19,073,327	—	—	—	—	19,073,327
Government securities	805,993	196,624	—	—	—	1,002,617
Corporate bonds	765	—	47,551	—	—	48,316
Loans (1)	6,607,174	5,210,587	626,951	—	—	12,444,712
Total	26,487,259	5,407,211	674,502	—	—	32,568,972
Interest-bearing liabilities:
Deposits	33,827,475	644,312	1,536	—	—	34,473,323
Due to other banks	1,943,843	18,347	—	—	—	1,962,190
Total	35,771,318	662,659	1,536	—	—	36,435,513
Asset/liability gap	(9,284,059)	4,744,552	672,966	—	—	(3,866,541)
Cumulative sensitivity gap	(9,284,059)	(4,539,507)	(3,866,541)	(3,866,541)	(3,866,541)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(28.51)%	(13.94)%	(11.87)%	(11.87)%	(11.87)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2016, our total foreign exchange-denominated asset position was Ps.46,465 million and our total foreign exchange-denominated liability position was Ps.42,837 million, resulting in a net asset currency position of Ps.3,628 million. For a description of foreign exchange risk, see “Item 11.Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2016, we had consolidated excess capital of Ps.6,807.8 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.17,129.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2015, we had consolidated excess capital of Ps.6,636.4 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.13,704.2 million under the Argentine risk-based capital guidelines.

As of December 31, 2016, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2016, 2015 and 2014, our stockholders’ equity was Ps.16,460.0 million, Ps.13,716.4 million and Ps.10,331.9 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 11.50%, 13.00% and 13.17%, respectively. See “Item 4. Information on the Company—E. Selected Statistical Information—Return on Equity and Assets”.

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

As of December 31, 2016, the Bank had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2016 (4)		2015 (4)		2014 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	7,926,163		5,149,334		3,721,117
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—		—		—
Interest rate risk	—		—		—
Public sector and securities in investment account	—		—		—
A- Minimal exigency by adds up risks	7,926,163		5,149,334		3,721,117

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	1,022,144		400,000		614,141

Maximum between A and B	7,926,163		5,149,334		3,721,117
Market risk	291,744		290,557		144,086
Operational risk	2,103,998		1,627,923		1,234,210
Required minimum capital under Central Bank rules	10,321,905		7,067,814		5,099,413

Basic net worth	15,778,594		12,841,002		9,768,623
Complementary net worth	1,112,996		778,966		561,096
Deductions	—		—		—
Minority interest	238,067		84,217		76,888
Total capital under Central Bank rules	17,129,657		13,704,185		10,406,607

Excess capital	6,807,752		6,636,371		5,307,194

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	11.50%		13.00%		13.17%
Total liabilities as a multiple of total stockholders’ equity	8.22	x	7.07	x	6.19	x
Cash and due from banks as a percentage of total deposits	42.07%		36.39%		24.42%
Liquid assets as a percentage of total deposits (1)(3)	53.19%		55.15%		47.03%
Loans as a percentage of total assets	51.99%		51.08%		55.79%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.

(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.

(3)	At December 31, 2016, 2015 and 2014, “Liquid Assets” includes cash and due from banks and government and corporate securities.

(4)	The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.255,536 thousand, Ps.63,646 thousand and Ps.153,535 thousand as at December 31, 2016, 2015 and 2014, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other products authorized by the BCRA and guaranteed in favor of the BCRA.

Market discipline

The BCRA imposed by Communication “A” 5394 the mandatory publication on the website of financial institutions of certain information in order to allow market participants to assess the information related to capital, risk exposures, assessment processes risk and capital adequacy of each of them. Financial institutions must provide appropriate information to ensure transparency in the management and measurement of risks and the adequacy of their capital.

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Francés is available at: https://www.bbvafrances.com.ar/relaciones-inversores/disciplina-mercados.jsp. Such information is not incorporated by reference in this document.

U.S. and Argentine Banking GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with Argentine Banking GAAP, which differ from U.S. GAAP in certain respects, as discussed in Note 25 to the Consolidated Financial Statements. The differences and the most significant effects on our net income and stockholders’ equity over the fiscal years ended December 31, 2016, 2015 and 2014 are described below.

Under accounting rule ASC 740-10, Income Taxes: Overall, deferred tax assets or liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at statutory tax rates expected to be in effect when such amounts will be realized. Deferred tax assets are recognized if it is more likely than not that such assets will be realized. As explained in Note 5.1 to the Consolidated Financial Statements, we applied this method during 2016 to determine the charge for income tax. The adjustments required in order to reconcile assets and liabilities with U.S. GAAP, as detailed in the following paragraph, are shown without considering their effect on income tax. The effect of reflecting such adjustments on the Bank’s net assets is increase by Ps.520.8 million, Ps.284.5 million and Ps.243.6 million as of December 31, 2016, 2015 and 2014, respectively. In addition, income would have increased by Ps.174.6 million, Ps.224.0 million and Ps.9.3 million as of December 31, 2016, 2015 and 2014, respectively.

Under Argentine Banking GAAP, loan origination and credit card issuance fees are recognized when collected. Under accounting rule ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, these fees are recognized over the life of the related loan as an adjustment to yield. The effect of applying U.S. GAAP would be to decrease our net income by Ps.190.6 million, Ps.169.1 million and Ps.101.3 million for the fiscal years ended December 31, 2016, 2015 and 2014, respectively. The effect of U.S. GAAP treatment would have been to decrease the principal balance of outstanding loans to our Consolidated Financial Statements by Ps.696.5 million, Ps.505.8 million and Ps.336.7 million for the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

According to U.S. GAAP, the Bank decided to classify government securities as available for sale and carried at fair value (market value if available) with unrealized gains and losses reported as a net amount, net of income tax within the stockholder’s equity accounts. However, ASC 320-10, Investments-Debt and Equity Securities: Overall, requires that if the decline in fair value is judged to be other than temporary, the cost of the security shall be written down to fair value, and the amount of the write-down shall be included in earnings / (losses). Under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income. The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year). Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income until the securities are realized. Therefore the results of operations under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities. In addition, under BCRA regulations the bank holds instruments issued by such BCRA at amortized cost. According to U.S. GAAP, the Bank decided to classify these securities as available for sale and carried at fair value (market value if available), with unrealized gains and losses reported as a net amount, net of income tax, within the stockholder’s equity accounts. Had U.S. GAAP been applied, our assets would have increased by Ps.23.0 million as of December 31, 2016 and would have decreased by Ps.8.6 million and Ps.28.1 million as of December 31, 2015 and 2014, respectively. Our net income would have increased by Ps.207.5 million for the fiscal year ended December 31, 2016 and would have decreased by Ps.503.5 and Ps.159.0 million for the fiscal years ended December 31, 2015 and 2014, respectively

Under Argentine Banking GAAP, the allowance for loans has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collateral supporting the respective transactions, as provided by Communication “A” 2950 and supplemented by the Central Bank. ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This statement is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Had U.S. GAAP been applied the Bank’s assets would have increased by Ps.914.9 million, Ps.497.9 million and Ps.418.6 million at December 31, 2016, 2015 and 2014, respectively. On the other hand, our income would have increased by Ps.417.0, Ps.79.2 million and Ps.111.2 million at December 31, 2016, 2015 and 2014, respectively.

Pursuant to Argentine Banking GAAP, at December 31, 2003 the Bank recorded as assets the difference between the paid amounts for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. The government has not indicated that it will compensate the Bank for the difference between the amounts paid for constitutional protection actions and the deposit amounts registered in accordance with the existing regulations. ASC 450-30, Contingencies: Gain Contingencies, requires that contingencies that might result in gains should not be reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied, our assets would have decreased by Ps.15.6 million, Ps.50.0 million and Ps.37.0 million at December 31, 2016, 2015 and 2014, respectively. On the other hand net income would have increased by Ps.34.4 million at December 31, 2016 and would have decreased by Ps.13.0 million and Ps.6.0 million at December 31, 2015 and 2014, respectively.

Under Argentine Banking GAAP the Bank accounted for its investment in the BCBA at market value. Under U.S. GAAP, such investments would have been valued at cost or at a lesser amount where there is a non-temporary impairment in value. Additionally, the companies that are under 20% were valued by the equity method in accordance with Central Bank rules. Under U.S. GAAP, those investments that are non-marketable securities would have been valued at cost. Had U.S. GAAP been applied, the Bank’s assets would have decreased by Ps.203.1 million, Ps.98.9 million and Ps.61.7 million at December 31, 2016, 2015 and 2014, respectively. On the other hand, the income would have decreased by Ps.104.1 million, Ps.37.2 million and Ps.12.1 million at December 31, 2016, 2015 and 2014, respectively.

Pursuant to Argentine Banking GAAP, we generally record the cost of vacation payments earned by employees when paid, U.S. GAAP requires that this expense be recorded on an accrual basis as the vacations are earned. If U.S. GAAP had been applied, our liabilities would have increased by Ps.1.1 million, Ps.0.4 million and Ps.0.5 million for the fiscal years ended December 31, 2016, 2015 and 2014, respectively. Net income would have decreased by Ps.0.7 million and Ps.0.1 million at December 31, 2016 and 2014, respectively and would have increased by Ps.0.01 million at December 31, 2015.

Pursuant to Argentine Banking GAAP, we do not give accounting recognition to checks drawn against the Bank or other banks or other items to be collected, until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately Ps.3,826.6 million and Ps.2,574.4 million at December 31, 2016 and 2015, respectively.

Under Argentine Banking GAAP, the Bank recognizes forward and unsettled spot transactions as receivable and payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency. Under U.S. GAAP, in general entities would not recognize a receivable or payable but would recognize the differences arising from changes in the market price of securities or currency to be received or delivered if the transaction did not qualify as a hedge. Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately Ps.496.0 million and Ps.2,226.4 million at December 31, 2016 and 2015, respectively.

Under Argentine Banking GAAP, foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The effect of the adjustment required to state balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by Ps.348.0 million and Ps.511,7 million at December 31, 2016 and 2015, respectively.

On May 4, 1998, our shareholders approved the reversal of the shares issuance premium related to the capital increase paid on December 19, 1997 and relating to the business goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino. Under Argentine Banking GAAP, we recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible assets. The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have been to increase assets by Ps.254.9 million for the fiscal years ended December 31, 2016, 2015 and 2014. On May 13, 1999, BBVA acquired Corp Banca S.A. and Atuel Fideicomisos S.A. and on September 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized a goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, we would be required to account for the acquisition of the mentioned companies at BBVA’s book balance.

Had U.S. GAAP been applied the Bank’s assets would have increased by Ps.54.7 at December 31, 2016, 2015 and 2014. ASC 350-20, Intangibles-Goodwill and Other: Goodwill requires, effective January 1, 2002, that goodwill no longer be amortized, but now be subject to an impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Accordingly, we have recognized an impairment loss. Had U.S. GAAP been applied our assets would have decreased by Ps.309.6 million as of December 31, 2016, 2015 and 2014.

ASC 815, Derivatives and Hedging, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. Had U.S. GAAP been applied, the stockholder’s equity would have decreased by Ps.33.1 million and Ps.32.9 million at December 31, 2016 and 2015, respectively and would have increased by Ps.8.8 million at December 31, 2014. On the other hand, income would have decreased by Ps.0.2 million and Ps.41.7 million for the fiscal year ended December 31, 2016 and 2015, respectively and would have increased by Ps.26.4 million for the fiscal years ended December 31, 2014.

The Bank discloses its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with accounting rule ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the consolidated balance sheets within equity and separately from the parent’s equity. Had U.S. GAAP been applied, the Bank’s stockholders’ equity would have increased by Ps.640.3 million, Ps.353.0 million and Ps.295.4 million at December 31, 2016, 2015 and 2014, respectively. In addition, income for the fiscal years ended at December 31, 2016, 2015 and 2014 would have increased by Ps.109.4 million, Ps.57.6 million and Ps.84.9 million, respectively.

Calculated in accordance with U.S. GAAP, our net income for the fiscal years ended December 31, 2016, 2015 and 2014 would have been Ps.4,242.2 million, Ps.3,429.8 million and Ps.3,157.8 million, respectively. Under Argentine Banking GAAP, our net income was Ps.3,643.7 million, Ps.3,784,5 million and Ps.3,204.5 million for the same respective periods.

Credit Ratings

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See “Item 2. D. Risk Factors.”

In February 2016, Standard & Poor’s upgraded the long- and short-term sovereign debt of Argentina to “B-” and “B”, respectively, from “CCC+” and “C” and the outlook change from negative to neutral reflecting the improvements in terms of macroeconomic policies as well as the challenges that new Administration faces. The Bank’s ratings were also modified, its long term institutional rating and the negotiable obligations (US$750,000,000) were upgraded to “raBBB” with neutral outlook from “raBB+” and the short term institutional rating was also upgraded to “raA-2”. In March 2017, Standard & Poor’s upgraded the global long term sovereign debt of Argentina to “B” from “B-”, and maintained the short-term sovereign debt in “B“, as well as the local sovereign debt, which was upgraded to “raA+” from “raBBB”. The outlook continues as neutral. The Bank maintained the same ratings as of the date of this annual report.

In March 2016, Fix SCR (the former Fitch Argentina, responsible now for local credit rating) upgraded the sovereign rating. This upgrade was driven by the improved consistency and sustainability of Argentina's policy framework, reduced external vulnerability, and the expected liberalization of fiscal financing constraints. These improvements balanced risks related to relatively weak external liquidity, continued macroeconomic underperformance compared with peers, and deterioration of public finances in recent years. Argentina's ratings take into account structural strengths such as GDP per capita and social indicators against a weak debt repayment record. As a result, Fix SCR also upgraded the Bank’s ratings to “AAA” from “AA” and changed the outlook to neutral from negative. The Bank maintains the same ratings as of the date of this annual report. On May 10, 2016 Fitch Ratings also upgraded Argentina’s Long-Term Foreign Currency IDR to ‘B’ from ‘RD’, action driven by Argentina’s resumption of debt payments to bondholders after the default of July 2014. In September 2016, Fitch Ratings published the Bank’s most recent international rating. Its Foreign Currency rating is B and 5 in terms of Viability Rating and Support Rating respectively, while its Long Term Local Currency IDR is “B” with a stable outlook.

The VR and IDRs of BBVA Francés are driven by the still volatile and adverse economic and operating environment, although some structural recent improvements of Argentina's policy framework could benefit the Bank’s performance, specifically the liberalization of the financial sector.

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

Trends related to the international and local scenario

2016 was a year marked by significant events. In the international scenario, the vote for Brexit, new trends in developed economies, such as nationalist movements at the political level and protectionism on the economic one, Donald Trump being elected as president of the United States and the imbalances in the Chinese economy were some of the most relevant events that resulted in greater volatility in the international economic environment during 2016. According to BBVA research’s estimations, global economic growth is expected to be slightly above 3% in 2017, thanks to the support provided by central banks, the relative calm in the financial markets and the recovery of the emerging economies.

Domestically, 2016 was a transition year with significant changes, both at the political and economic level. Since the Macri Administration took office, a series of measures have been implemented, such as the agreement reached with the holdouts, the regularization of the foreign exchange market, the implementation of the Tax Amnesty Regime, the regularization of the INDEC and the return of the country to the international capital markets.

The regularization of the economic rules, the need to address the fiscal deficit, a much expected devaluation of the peso, the Central Bank’s decision to tackle inflation by raising interest rates, the reduction in the central government financing and the setting of targets for the next three years adversely affected economic activity, which resulted in a 2.3% decrease in GDP during 2016.

The economic activity has started to pick up since the second semester of 2016, and this positive trend is expected to continue in 2017, with an expected GDP growth of around 2.8%, according to BBVA research’s estimates. The agricultural sector and investment in infrastructure are expected to be key drivers for economic development and growth during the next years. A good number of announcements of investment were made during 2016 and expectations are that they will carry out from 2017 on.

Inflation is expected to fall sharply during the 2017 from 40% to a 12-17% range according to the Central Bank’s targets, although private analysts foresee a level close to 21%, at year end, thus expecting local interest rates to remain at relatively high levels. The fiscal deficit target for 2017 is 4.2% of GDP, with an expected reduction of 100 basis points both for 2018 and 2019, according to the Government’ budget.

In October 2017, middle-term elections will be held, where one-third of Senate and half of the Lower House members will be up for election. Composition of the Congress is not expected to change dramatically after the vote and the governing party is not expected to reach a majority in any of them. Nevertheless, these elections will test whether the government and its new policies still hold the support of the population. For more information about macroeconomic expectations for 2017, see “Item 4. Information on the company—Recent Political and Economic developments in Argentina —Recent Macroeconomic Environment”.

Trends related to the Argentine financial sector

Argentina has a very small and fragmented financial sector compared with its peers in Latin America, with a loan to GDP and a deposit to GDP ratio of approximately 12% and 15%, respectively, as of December 2016. We believe that the financial sector has potential room to grow if adequate policies are implemented and inflation and interest rates are normalized.

In terms of the distribution network, the financial sector has a good penetration, with points of sales covering all the provinces, advanced technology and strong regulations that require good practices.

Regarding fundamental indicators, the financial sector maintained a good level of solvency, liquidity and asset quality during recent years. In terms of profitability, although domestic financial institutions have not had profits in real terms in recent years, mainly due to the high inflation environment, the Central Bank is playing an active role to mitigate inflation. In this sense, although lower interest margins are expected, lower rates might not necessarily result in lower profitability in real terms due to the fact that lower inflation, growth in the financial sector size, and an increase in terms of productivy are expected for the coming years, and these factors are potential drivers for a more solid and profitable financial sector.

Trends related to BBVA Francés

After a year of transition and adaptation to macroeconomic policies and regulations, we believe that the Argentine financial sector will grow in the years to come. In this context, BBVA Francés’ strategy is to be a leader of such evolution, focusing on those priorities that will allow it to create value. We have defined a clear path of growth in clients and activity, with transformation and productivity as the core drivers. For this purpose, we expect to focus on the opportunities of the future, promoting digital developments and transformation of processes, with an emphasis on increasing our distribution capability, generating new sale channels and strengthening our efforts to increase productivity.

For a description of recent changes in our business strategy and a summary of the main consequences of current economic conditions on our business and future prospects, see “Item 4. Information on the Company —B. Business Overview”.

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2016 are explained in Notes 12 and 24.17 to the Consolidated Financial Statements.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented about Ps.152.3 million as of December 31, 2016 and mainly consisted of cash, creditors’ rights, real estate and shares. See Note 10 to the Consolidated Financial Statements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	13,720,810	12,474,311	1,245,902	597	—
Operating leases	401,631	169,043	151,492	65,725	15,371
Total	14,122,441	12,643,354	1,397,394	66,322	15,371

Commercial commitments
Lines of credit	176,296	176,296	—	—	—
Foreign trade acceptances	348,027	330,433	17,594	—	—
Guarantees	351,834	249,199	38,108	51,800	12,727
Standby repurchase obligations	64,872	64,872	—	—	—
Total	941,029	820,800	55,702	51,800	12,727

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Jorge Carlos Bledel (*)	December 2017	Chairman	04/19/1954

Present principal occupation: director at RCF.

Business experience: director at Credilogros Compañía Financiera S.A.; credit manager at Banco del Interior y Buenos Aires; business manager at Corporación Metropolitana de Finanzas; financial manager at BBVA Francés; wholesale banking director at BBVA Francés; retail banking director at BBVA Francés; alternate director at Central Puerto S.A.; regular director at RPM Gas S.A.; alternate director at RPU Agropecuaria S.A.; regular director at RPE Distribucion S.A.; and vice chairman at PB Distribucion S.A.

Mr. Bledel joined the staff of BBVA Francés in 1986 and was first elected to the Board in March 2003.

Alfredo Castillo Triguero (*)	December 2019	Vice Chairman 1º	06/19/1957

Present principal occupation: director at BBVA Francés.

Business experience: risks general director and audits general director at BBVA Bancomer; vice chairman of the financing area at BBVA Banco Provincial of Venezuela; member of the management boards of several subsidiaries of BBVA Bancomer and BBVA Colombia Financial Group; and executive vice chairman of the financial area of BBVA Banco Ganadero of Colombia.

Mr. Castillo Triguero was elected Director in April 2016.

Juan Manuel Ballesteros Castellano (*)	December 2019	Vice Chairman 2º	02/07/1963

Present principal occupation: director at BBVA Francés.

Business experience: organization director at BBVA; and human resources director at BBVA.

Mr. Juan Manuel Ballesteros Castellano was elected Director in April 2016.

Gabriel Eugenio Milstein	December 2017	Director	08/14/1958

Present principal occupation: director at PSA Finance Argentina Compañía Financiera S.A. and RCF; committee member of Fundación de Banco Francés; and media director and human resources and services director at BBVA Francés.

Business experience: media director at Banco Francés S.A.; human resources director at BBVA Banco Francés S.A.; and organization manager at BBVA Francés.

Mr. Milstein was elected Director in April 2016.

Jorge Delfín Luna	December 2019	Director	11/17/1958

Present principal occupation: director at BBVA Francés.

Business experience: comercial director of BBVA; committee director member of BBVA Francés; director business banking and foreign trade; general manager and vicepresident of BBVA Uruguay; general manager of Easy Bank (BBVA Francés); and regional interior manager.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Oscar Miguel Castro (*)	December 2017	Director	12/04/1945

Present principal occupation: independent director at Zurich Argentina Cia. de Seguros S.A. and Zurich Argentina Cia. de Reaseguros S.A.; and independent consultant.

Business experience: international partner at Arthur Andersen, Pistrelli Díaz y Asoc. for twenty years; partner in charge of financial services division at Arthur Andersen Latin America and Argentina; and executive member of the committee of financial services.

Mr. Castro was elected Director in March 2003.

Javier Pérez Cardete (*)	December 2018	Director	02/19/1961

Present principal occupation: director at BBVA Francés.

Business experience: south and east territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA.

Mr. Javier Pérez Cardete was elected Director in April 2016.

Gustavo A. Mazzolini Casas	December 2018	Director	03/27/1967

Present principal occupation: director at BBVA Francés.

Business experience: CFO at BBVA; financial staff country monitoring at BBVA; strategies and financial director lobs and ads at BBVA; financial director of Provincia Bank at grupo BBVA; department responsible of coordination financial directions Latam grupo at BBVA; planning financial director at Credilogros Compañía Financiera at BBVA; and financial director at Corp Banca Argentina.

Mr. Mazzolini was elected Director in March 2017.

Adriana M. Fernández de Melero	December 2018	Director	04/02/1961

Present principal occupation: director at BBVA Francés.

Business experience: presidential advisor of Provincia Bank; committee director member of BBVA Francés; director of corporate development and transformation BBVA Francés; development business manager; director of innovation and development at BBVA Francés; organization manger and productivity at BBVA Francés;mMedia director at BBVA Francés; structural manager and productivity at BBVA Francés; human resources administration manager at BBVA Banco Francés; and development and planning human resources manager at Banco de Crédito Argentino.

Mr. Melero was elected Director in March 2017.

(*) Qualify as independent directors according to the independence criteria set forth by General Resolution No. 622 of the CNV.

The ordinary and extraordinary shareholders’ meeting dated April 26, 2016 elected Gabriel Milstein in substitution of Mario Luis Vicens as Regular Director and Alfredo Castillo Triguero, Juan Manuel Ballesteros and Javier Pérez Cardete as Alternate Directors. The ordinary and extraordinary shareholders’ meeting dated March 30, 2017 elected Jorge Delfín Luna in substitution of Marcelo Gustavo Canestri as Regular Director; reelected Juan Manuel Ballesteros Castellano and Alfredo Castillo Tiguero as Regular Directors and eleceted Adriana Fernández de Melero and Gustavo Alberto Mazzolini Casás as Alternate Directors.

Senior Management

Our senior management consists of the Chief Executive Officer and those executive officers who have decision-making powers and who report directly to the Chief Executive Officer. As described below, the main members of our senior management are members of the Management Committee. The table below shows the names of our senior managers and the year of their appointment to such position, as well as their business background. The senior managers are appointed for an indefinite period.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience

Martín Ezequiel Zarich	2015	Chief Executive Officer	04/09/1964

Work Experience: regular director of BBVA Banco Francés S.A.; vice president of BBVA Francés Valores S.A.; alternate director at BBVA Francés; director of innovation and development, economist at Banco de Crédito Argentino; management control and budget manager at Banco de Crédito Argentino; planning director at Banco de Crédito Argentino; merger director at BBVA Francés; planning director at BBVA Francés; financial director at BBVA Francés; retail banking director at BBVA Francés; director at Credilogros; director at BBVA Banco Francés Uruguay; deputy general director, business development at BBVA Group; sub deputy director general development of the business of the BBVA Group; management control manager and budget at Banco de Crédito Argentino; and director of planning, control of management and economics at Banco de Crédito Argentino.

Mr. Zarich joined the Bank in 1987.

Ignacio Sanz y Arcelus	2012	Director, Finance and Planning	01/13/1966

Work Experience: financial area – technology and operations director at BBVA; asset and liability for Latin America director at BBVA; management control and investment banking (treasury, capital markets, brokerage, corporate, structured finance) director at BBVA; corporate director at BBVA; treasury, capital markets and international network, director at BEX Argentaria BBVA; market risk audit, director at BEX Argentaria BBVA; audit director central services at BEX; planning, intervention and control director at SERFINBEX; director at BEX Argentaria BBVA; and team leader at Arthur Andersen Auditors S.A.

Mr. Sanz y Arcelus joined the Bank in 2012.

Jorge Alberto Bledel	2014	Director, Business Development	01/04/1980

Work Experience: innovation and business model manager at BBVA Francés; manager of investment goods insurance and property services at BBVA Francés; head portfolio manager at BBVA Francés; wholesale banking analyst at BBVA Francés; and personal banking officer at BBVA Francés.

Mr. Bledel Joined the Bank in 2010.

Gustavo Siciliano	2014	Director, Systems and Operations	02/25/1961

Work Experience: design and development manager technology and operations at BBVA; information technology manager – media at BBVA; media director at BBVA Uruguay; planning and information security media manager at BBVA Francés; and information security manager at Banco de Crédito Argentino.

Mr. Siciliano joined the Bank in 1996.

Name	First Appointed	Current Position	Date of Birth	Background and Work Experience
Gustavo Alonso	2015	Director, Commercial	07/02/1964

Work Experience: retail product manager at BBVA Francés; BBVA Francés means of payment and consumption manager; general manager of strategic alliances and products at BBVA Francés; marketing director at BBVA Francés; advisor manager for commercial banking at BBVA Francés; area manager at BBVA Francés; and Pilar San Nicolás and Rosario branch manager at BBVA Francés.

Mr. Alonso joined the Bank in 1988.

Gustavo Osvaldo Fernández	2010	Director,Talent & Culture	01/22/1964

Work Experience: director of technology and operations at BBVA; coordinator, systems and organizations at Banca Nazionale del Lavoro; systems coordinator at Banco Galicia; manager of organization and systems development at Banco de Crédito Argentino; design and development manager at Banco Francés; media director at Banco Francés; director of design and development at América, BBVA; and business partner America at BBVA.

Mr. Fernández joined the Bank in 1995.

Carlos Elizalde	2014	Director, Corporate & Investment Banking	06/12/1961

Work Experience: regional director for global transaction banking Latam at BBVA; general manager at AL-Rajhi Bank; free-lance consultant at Riyadh KSA Buenos Aires; general director at Citigroup Miami; regional chief for Latin America at Citigroup Miami; and head of regional sales at Citigroup Buenos Aires.

Mr. Elizalde joined the Bank in 2011.

Gerardo Fiandrino	2015	Director, Risks	11/11/1965

Work Experience: retail banking director for South América at BBVA wholesale banking director for South América at BBVA; retail risks manager at BBVA Francés; wholesales and corporate manager at BBVA Francés; admission and control manager at BBVA Francés; control and operational risks manager at BBVA Francés; director at RCF; director at PSA Finance Argentina Compañía Financiera S.A; portfolio control manager at Banco de Crédito Argentino; and senior investment banking officer at Banco de Crédito Argentino.

Mr. Fiandrino joined the Bank in 1992.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B. Compensation” below.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of the date hereof it consists of (i) Oscar Miguel Castro; (ii) Alfredo Castillo Triguero; (iii) Gabriel Eugenio Milstein; (iv) Gustavo Fernández and (v) Adrián Bressani.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2016 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.150.2 million. This amount also included compensation accrued during 2015 and paid in 2016. Compensation in the amount of Ps.50.9 million accrued during 2016 and was fully paid in 2017. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2016, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

C.	Board practices

Our corporate governance system is based on the distribution of functions between the Board and the several committees described below.

Supervisory Committee

The primary responsibilities of the Supervisory Committee are to monitor the management’s compliance with Argentine corporate law, the by-laws, the Bank’s internal regulations, if any, and the shareholders’ resolutions. It also, performs other functions, including, but not limited to: (i) attending meetings of the Board, the Management Committee and shareholders meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board, and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee has unlimited access to our books and records and a right to request as much information as necessary for the performance of its duties.

At the ordinary and extraordinary shareholders’ meeting of BBVA Francés held on March 30, 2017, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2017
	Gonzalo José Vidal Devoto	December 31, 2017
	Alejandro Mosquera	December 31, 2017

Alternate	Julieta Paula Pariso	December 31, 2017
	Lorena Claudia Yansenson	December 31, 2017
	Daniel Oscar Celentano	December 31, 2017

Both the regular and alternate members of the Supervisory Committee as of December 31, 2016had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they had disclosed all the information required by the CNV regarding their professional relations with the Bank.

Below is some background information of the current members of the Supervisory Committee

-	Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A., PSA Finance Compañía Financiera S.A., RCF, BBVA Consolidar Seguros S.A., Centro Automotores S.A., Centro del Norte S.A., Consolidar AFJP S.A. (undergoing liquidation proceedings), Cormasa S.A., Courtage S.A., Duke Energy Cerros Colorados S.A., Duke Energy Generating S.A., Duke Energy International Southern Cone S.R.L., BBVA Francés Valores S.A., Industrial Valores S.A., Laboratorios Essex S.A. (undergoing liquidation proceedings), Metalúrgica Tandil S.A., Plan Rombo S.A. De Ahorro Para Fines Determinados, Renault Argentina S.A., Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings), MSD Argentina SRL (formerly known as Schering Plough S.A.), Tavex Argentina S.A., V.T.V. Norte S.A., Banco de Servicios Financieros S.A., Valentín Bianchi S.A.C.I.F., Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A, Consultatio Investments S.A., VTV Metropolitana S.A., INC S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the Supervisory Committee in Bridgestone Argentina S.A.I.C., Compañía de Alimentos Fargo S.A., Procter & Gamble Argentina S.R.L., Fresh Food S.A., Panificación Argentina S.A.I. y C., Petrouruguay S.A., Capital Foods S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A. and Colle di Boasi S.A.U. He serves as regular director in GMS Management Solutions S.A., Tecnoespumas S.A. and Molding Tex S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L., regular member of the Supervisory Committee of Bimbo de Argentina S.A., RCF, BBVA Francés Valores S.A., BBVA Banco Francés S.A., Centro Automotores S.A., Centro del Norte S.A., Cormasa S.A., Courtage S.A., Plan Rombo S.A. de Ahorro para Fines Determinados, Tavex Argentina S.A., VTV Norte S.A., Banco de Servicios Financieros S.A., Alimentos Valente Argentina AVA S.A., VTV Metropolitana S.A., Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in Volkswagen Financial Services Compañía Financiera S.A., Duke Energy Cerros Colorados S.A., INC S.A., Petrouruguay S.A., and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.

-	Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L., member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A., RCF, BBVA Consolidar Seguros S.A., Centro Automotores S.A., Centro del Norte S.A., Consolidar AFJP S.A. (undergoing liquidation proceedings), Cormasa S.A., Compañía de Alimentos Fargo S.A., Courtage S.A., Duke Energy Cerros Colorados S.A., Duke Energy Generating S.A., Duke Energy International Southern Cone S.R.L., BBVA Francés Valores S.A., Fresh Food S.A., Industrial Valores S.A., Metalúrgica Tandil S.A., Plan Rombo S.A. De Ahorro Para Fines Determinados, Procter & Gamble Argentina S.R.L., Renault Argentina S.A., Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings), Tavex Argentina S.A., Panificación Argentina S.A.I. y C., Capital Foods S.A., Banco de Servicios Financieros S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A., INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A., Daikin Air Conditioning Argentina S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the supervisory committee in PSA Finance Argentina Compañía Financiera S.A., Laboratorios Essex S.A. (undergoing liquidation proceedings), MSD Argentina S.A. (formerly known as Schering Plough S.A.), Petrouruguay S.A. and Consultatio Investments S.A. He serves as regular Director in VTV Norte S.A. and VTV Metropolitana S.A. He serves as alternate director in GDC Argentina S.A. and GMS Management Solutions S.A., He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of BBVA Banco Francés S.A., Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A., RCF, BBVA Consolidar Seguros S.A., Centro Automotores S.A., Centro del Norte S.A., Consolidar AFJP S.A. (undergoing liquidation proceedings), Cormasa S.A., Courtage S.A., Duke Energy Cerros Colorados S.A., Duke Energy Generating S.A., Duke Energy International Southern Cone S.R.L., BBVA Francés Valores S.A., Industrial Valores S.A., Metalúrgica Tandil S.A., Plan Rombo S.A. De Ahorro Para Fines Determinados, Renault Argentina S.A., Rombo Ahorro S.A. De Ahorro Para Fines Determinados, Tavex Argentina S.A., V.T.V. Norte S.A., Banco de Servicios Financieros S.A., VTV Metropolitana S.A., INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.

-	Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of Bimbo de Argentina S.A., RCF, BBVA Francés Valores S.A., BBVA Banco Francés S.A., Centro Automotores S.A., Centro del Norte S.A., Cormasa S.A., Courtage S.A., Plan Rombo S.A. de Ahorro para Fines Determinados, Renault Argentina S.A., Tavex Argentina S.A., VTV Norte S.A., Banco de Servicios Financieros S.A., Alimentos Valente Argentina AVA S.A., VTV Metropolitana S.A., Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.

-	Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L., alternate member of the Supervisory Committee of BBVA Banco Francés S.A., RCF, BBVA Francés Valores S.A., Consolidar AFJP S.A. (undergoing liquidation proceedings), BBVA Consolidar Seguros S.A., Metalúrgica Tandil S.A., Courtage S.A., Centro del Norte S.A., Centro Automotores S.A., Duke Energy Generating S.A., Duke Energy International Southern Cone S.R.L., Renault Argentina S.A., Cormasa S.A., Plan Rombo S.A. de Ahorro para Fines Determinados, Tavex Argentina S.A., Banco de Servicios Financieros S.A., VTV Norte S.A., VTV Metropolitana S.A., Rombo Ahorro S.A. de Ahorro para Fines Determinados and INC S.A.

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of the Argentine Business Companies Law.

Audit Committee (I)

On February 24, 2015, BBVA Francés established the Audit Committee (I) to comply with the provisions set out by the Central Bank in its Communication “A” 5042, as supplemented, dated February 2010. As of this date, the Audit Committee (I) is comprised of the following members:

Members:	Gabriel Eugenio Milstein
Oscar Miguel Castro
Alberto Muñiz

Permanent Assistants to the Committee: Gustavo Alonso; Ignacio Sanz y Arcelus and Adrián Bressani.

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

The Audit Committee (I)’s duties are to:

▪	supervise the appropriate implementation of the internal control systems defined in the Bank through a regular evaluation;

▪	provide assistance to improve the effectiveness of the internal controls;

▪	inquire about external audit planning and comment as necessary on the nature, scope and time for the performance of the audit proceedings;

▪	revise and approve the annual work program of the Bank’s internal audit area (“internal audit planning memorandum” or “annual planning”) to be carried out under said annual planning, as well as the level of compliance with such program;

▪	revise the reports issued by the internal auditors pursuant to the provisions set forth in these rules;

▪	consider the observations made by the external and the internal auditors regarding the internal control weaknesses found during the performance of their duties, as well as the corrective measures implemented by the general management to minimize or cure such weaknesses;

▪	review the results obtained by the Supervisory Committee of the Bank during the performance of its duties, as informed in the applicable reports;

▪	maintain a permanent communication with the officers of the Superintendence in charge of the control of the Bank, so as to learn about their concerns, and the problems identified during the inspections conducted in the Bank, and monitor the actions adopted to solve such problems;

▪	be informed about the annual financial statements and the financial statements for the interim periods as well as the external auditors’ reports issued with respect to the former, and any other applicable accounting information; and

▪	regularly control compliance with the independence rules applicable to external auditors.

Audit Committee (II) (as per Law No.26,831, which complies with NYSE Listing Standards)

According to Board’s resolution dated May 18, 2010, BBVA Francés has an Audit Committee (II), whose current composition is as follows:

Members:	Gabriel Eugenio Milstein
Oscar Miguel Castro
Alfredo Castillo Triguero

According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of this Audit Committee must be “independent”. Moreover, according to Decree Law No. 26,831 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. All the members of the Audit Committee (II) qualify as an independent director according to the independence criteria set forth by General Resolution No. 622 of the CNV. The powers and duties of the Audit Committee (II) are as follows:

▪	to opine on the Board’s proposal to appoint the external auditors of the company, and to ensure their independence,

▪	to supervise the operation of internal control and administrative accounting systems, as well as to ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations,

▪	to supervise the application of policies regarding the information about the Bank’s risk management,

▪	to furnish the market with comprehensive information in respect of transactions which may involve conflicts of interest with members of the corporate bodies or controlling shareholders,

▪	to opine on the reasonableness of proposals of management concerning fees and share option plans for the Bank’s directors and managers,

▪	to opine on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights,

▪	to verify the observance of the applicable standards of behavior,

▪	to issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by Law No. 26,831,

▪	to issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the Bank,

▪	to annually prepare an action plan to be submitted to the Board and the Supervisory Committee; and

▪	to examine the plans prepared by the external and internal auditors, evaluate their performance and issue an opinion on the matter on occasions of the presentation and publication of the annual financial statements.

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee (II), attend its sessions and cooperate with it, facilitating its access to such information as may be available to them. In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the committee may request the advice of lawyers and other independent professionals and retain their services for the account of the Bank within the budget allocated for such purposes by the shareholders meeting. The Audit Committee (II) shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.

Nomination and Remunerations Committee

The Nomination and Remunerations Committee was created on March 30, 2009. Its members as of the date hereof are:

Members:	Gabriel Eugenio Milstein
Oscar Miguel Castro
Alfredo Castillo Triguero
Gustavo Fernández
Adrián Bressani

Its main purpose is to provide information and advice regarding the nomination and compensations of directors and executive officers. Its main functions are to:

▪	establish the requirements for the appointments of directors and executive officers;

▪	approve training programs for directors and executive officers;

▪	approve policies and criteria for the evaluation of performances of directors and executive officers;

▪	annually inform the Board of Directors of the criteria enforced to determine the compensation of directors and executive officers; and

▪	state the policies for the promotion, layoff, suspension and retirement of directors and executive officers.

Special Committees

The Bank has the following special committees:

▪	Management Committee

As of December 31, 2016 and as of the date hereof the Management Committee consists of: (i) Martín Ezequiel Zarich, (ii) Gustavo Alonso, (iii) Jorge Alberto Bledel, (iv) Gustavo Fernández, (v) Ignacio Sanz y Arcelus (vi) Gerardo Fiandrino, (vii) Gustavo Siciliano and (viii) Carlos Elizalde.

The obligations of the Management Committee are to: (i) establish the business and investment strategies, the general risks policies, the human resources policies and cooperate with the General Manager; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget; (iv) monitor its evolution and determine corrective measures according to internal and market variables and (v) create business synergies with other companies of the group.

The Management Committee meets monthly.

▪	Information Technology Committee

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently and as of December 31, 2016, consists of: (i) Gustavo Siciliano, (ii) Rubén Stempellato, (iii) Gabriel Eugenio Milstein, (iv) Analia Gonzalez, (v) Gustavo Andrés, (vi) Leandro Alvarez and (vii) María Susana Dopazo Tomey.

The Information Technology Committee meets quarterly.

▪	Disclosure Committee

As of the date of this annual report, the Disclosure Committee consists of: (i) the financial planning director Ignacio Sanz y Arcelus; (ii) the independent director, Oscar Miguel Castro; (iii) the legal services director, Adrián Bressani; (iv) the audit director, Alberto Muñiz Zurita; (v) the accounting manager, Mónica Etcheverry; (vi) the financial manager, Diego Cesarini; (viii) the investor relations analyst Cecilia Acuña; (ix) the risks director, Gerardo Fiandrino and (x) the institutional area of legal services manager Rocío Carreras.

The general functions of the Disclosure Committee are to make sure that all information supplied to the Bank’s shareholders, the markets where its shares are listed and the regulatory bodies of such markets is true and complete, adequately represents the financial condition and results of operations of the Bank and it is communicated in compliance with applicable regulations and corporate governance principles. It must therefore ensure the existence and maintenance by the Bank of procedures and controls regarding the preparation and content of all information included in the financial statements as well as of any accounting or financial information which must be registered with the CNV and other regulatory bodies and agents of the stock exchanges where the shares of BBVA Francés are listed.

The Disclosure Committee meets quarterly.

▪	Asset Laundering and Terrorism Financing Prevention Committee

The Asset Laundering and Terrorism Financing Prevention Committee currently consists of two directors, Oscar Miguel Castro, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gabriel Eugenio Milstein, the director in charge of the regulatory compliance area, Walter Vallini; manager in regulatory compliance; and the official in charge of the money laundering prevention area, Adriana Scorza.

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

Not later than five business days prior to the meeting the regulatory compliance director shall discuss with the secretary the agenda to be treated at the quarterly meeting, and the secretary will submit such agenda to the members of the committee.

▪	Regulatory Compliance Committee

This committee consists of three regular directors, the executive director, the compliance director, the retail banking director, the planning and financial area director and the legal services director. The records office shall be under the supervision of the institutional area of the legal services department.

The main functions of this Regulatory Compliance Committee are to:

-	monitor the compliance of the law applicable to any matter concerning capital markets and the protection of personal data;

-	monitor the scope of the actions taken by the Bank within its jurisdiction, as well as information requirements made by the competent official bodies;

-	ensure that the internal code of conduct and the code of conduct within the Argentine securities market (the “Code of Conduct”) is applicable to the employees of the Bank and that it complies with the regulatory requirements and is suitable for the Bank;

-	authorize exemptions regarding the compliance of the rules set forth in the Code of Conduct. Such exemptions shall be exceptional and must not cause any risks to the corporate integrity of BBVA Francés and its subsidiaries in Argentina;

-	implement the necessary measures to deal with any ethically questionable matter known by any of its members as a result of their activity or as a consequence of the reception of communications referred to in Section 6.28 of the Code of Conduct;

-	promptly inform the Board of Directors regarding those circumstances which may give rise to significant risks for the BBVA Group in Argentina, in order to ensure that the financial statements accurately reflect the reality; and

-	settle those situations in which the interests of BBVA Francés conflict with those of their clients.

▪	Risks Committees

1)	Risk Management Committee

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

The main purpose of the Risks Management Committee is to:

-	approve any transactions and financial programs of clients which exceed the powers granted to the credit risk, financial institutions and issuer risk committee, and any other matter solved outside the regional scope. Any and all transactions which may result special or exceptional may be dealt with by such committee;

-	approve refinancing, cancellations and penalties for individual or corporate clients;

-	approve the operations of non-delegated risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members);

-	define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);

-	approve credit policies, rating tools and new campaigns of pre-approved items or massive campaigns);

-	approve the limits of asset allocation and stress tests;

-	approve the delegation of powers (the amounts of delegations shall be determined and updated by the committee, as well as the publication in the rule governing them for further ratification by the members of the Board of Directors); and

-	approve the proceedings for the sale of portfolios and the results arising thereof, and the realization of assets seeking to protect the credit.

2)	Local Operations Technical Committee

This committee consists of the risks director, the validations and internal audit manager, the retail risk manager and the corporate and wholesale risks manager, as permanent participants, the financial and reporting risks manager and the recoveries manager, as optional participants or for specific matters, and the responsible for global management and technical office and the responsible for the area which shall deal with the issue to be discussed and speaker as specific participants.

This committee analyzes transactions for a maximum amount of US$40 million and its main functions are:

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

As of December 31, 2016 and as of the current date, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the audit director.

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

Meetings of the Corporate Assurance Committee may be ordinary and extraordinary. The former, are held on a quarterly basis, summoned in advance by the secretary. The latter are held when summoned by the secretary or upon the request of one or more members of the committee when special circumstances so require it.

▪	Assets and Liabilities Committee

Such Committee consists of: (i) the executive director; (ii) the business development and digital banking director; (iii) the financial and planning director; (iv) the risks director; (v) the commercial director; (vi) the business development and digital banking director; (vii) the corporate & investment banking director; (viii) the economic research deputy director; planning and efficiency manager; (ix) the financial and investors manager and (x) the financial risks manager.

The main functions of this committee are:

-	to monitor macroeconomic variables.

-	to analyze and discuss domestic and foreign market conditions and forecast any potential impact on the Bank’s structural risks.

-	to monitor and control limits and liquidity alerts, rates, change position and market risks, both internal and regulatory, and to define corrective actions if necessary.

-	to analyze the historical evolution and projection of the balance sheet, deviations from budget, and comparison against the market and competition.

-	to monitor the Bank’s excess liquidity, comparison of market and analysis of stress scenarios.

-	to determine the resource allocation strategy.

-	to determine price and products policy for assets and liabilities.

-	to monitor the Bank’s financial margin and its main deviations.

-	to determine the strategy to be applied for investments and surplus.

-	to analyze risks associated with investments in the public sector.

-	to analyze the historical and projected evolution of the capital position and projected dividends of the Bank.

-	to order financial or other analzes deemed necessary to optimize management of the items mentioned above.

This committee meets on a monthly basis.

▪	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Overshight Committee

This committee consists of: (i) a director of BBVA Francés S.A., as compliance officer; (ii) the head of the compliance sector; (iii) the chief executive officer and (iv) the head of the integrity, market behavior, customer compliance, personal data protection and regulatory overshight. Its main functions are:

-	to set action plans and continuously review their progress.

-	to determine review procedures to prevent money laundering by employees and suppliers.

-	to promote the adoption of the necessary measures to resolve ethically questionable situations.

-	to take the necessary measures to comply with the Code of Ethical Conduct; the capital market regulations; the regulations on personal data protection, customer compliance and regulatory control.

-	to promote training and awareness-raising action plans for the Bank's staff and related companies about how important is to know the concepts of integrity, behavior in markets, customer compliance, personal data protection and regulatory control.

This committee meets on a monthly basis. Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)

Main Responsible Officer: Mr. Manuel Mansilla

Alternate Responsible Officer: Mr. Gustavo Viturro

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Daniel Neme

Alternate Responsible Officer: Mr. Horacio Angel Perotti

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.

Main Responsible Officer: Christian Daniel Petruzzi

Alternate Responsible Officer: Magdalena Barberis

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Main Responsible Officer: Mr. Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Mr. Ignacio Sanz y Arcelus

Alternate Responsible Officer: Mr. Gustavo Fabián Alonso

-	Responsible for Market Relations (Law 26.831)

Main Responsible Officer: Ignacio Sanz y Arcelus

Alternate Responsible Officers: Mr. Martín Ezequiel Zarich and Mr. Adrián Bresssani

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Oscar Miguel Castro

Alternate Responsible Officer: Marcelo Gustavo Canestri

-	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Bernardo Alejandro Guaita

Alterante Responsible Officer: Claudio Adolfo Varela

Advisors

All internal legal advice is provided to the Bank by its own legal services department. The Bank has no financial advisors.

External Auditors

Since October 1, 2002, Deloitte & Co. S.R.L. (currently, Deloitte & Co. S.A.) acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 26, 2016. The ordinary and extraordinary shareholders’ meetings held on March 30, 2017 designated KPMG Sociedad Civil as the Bank’s external auditor for the fiscal year 2017.

According to the provisions of General Resolution No. 622 of the CNV (New Text 2013), the auditor of the financial statements for the fiscal year ending December 31, 2015 was Marcelo Alberto Bastante, National Public Accountant (Buenos Aires University) who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 235, Page 46, and the appointed alternate auditor was Alberto Adolfo Allemand, who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 103, Page 223. The ordinary and extraordinary shareholders’ meetings held on April 26, 2016 reelected Marcelo Alberto Bastante and Adolfo Allemand as auditor and alternate auditor of the Bank, respectively, for the fiscal year ending on December 31, 2016.

The ordinary and extraordinary shareholders’ meetings held on March 30, 2017 elected María Gabriela Saavedra who is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, Volume 260, Page 161 as the Bank’s auditor for the fiscal year ending December 31, 2017, and Ricardo Enrique De Lellis as alternate auditor for the same period.

The firm KPMG Sociedad Civil has its domicile at Bouchard 710, 1st floor (C1106ABL), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 2, Page 6.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016 (1)	2015 (1)	2014 (1)
Main office	3,158	2,807	2,551
Branches	3,095	2,977	2,886
Total	6,253	5,784	5,437

(1)	Excludes 12, 11 and 11 employees from non-banking subsidiaries as of December 31, 2016, 2015 and 2014, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2016, 2,311 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

The Bank does not employ a significant number of temporary employees.

E.	Share Ownership

As of February 28, 2017, Gabriel Eugenio Milstein (Director) and Gustavo Osvaldo Fernández (Talent & Culture Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2017, by each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2017
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	45.61%
BBV América SL (1)	160,060,144	29.81%
The Bank of New York Mellon (2)	51,042,165	9.51%
Administración Nacional de Seguridad Social	42,439,494	7.90%

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

On March 26, 2012, the ordinary and extraordinary general shareholders’ meetings of BBVA Francés and Otar approved a preliminary merger agreement, in connection which the Bank approved an capital increase by issuing 50,410,182 book-entry, ordinary shares with a par value of Ps.1 each and one vote per share. Immediately thereafter, BBVA Francés redeemed under the terms of the merger the 50,410,182 book-entry, ordinary shares, with a par value of Ps.1 each and right to one vote each.

On July 18, 2013, the BCRA resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the IGJ under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value Ps.1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders. Accordingly, our capital stock at December 31, 2016 was 536,877,850 shares and BBVA maintained its equity interest in the Bank at 75.95%.

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

As of December 31, 2016, according to our records 15 holders of ordinary shares and 100 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States representing 9.78% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Francés to related parties for the two-month period ended February 28, 2017 and for the fiscal year ended December 31, 2016. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2017					December 31, 2016
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	576,574	—	576,574	—	Guarantees given and correspond-dents	554,468	—	380,272	—	Guarantees given and correspond-dents
BBVA Francés Valores S.A.	99,887	—	99,887	—	Equity investment	93,771	—	93,771	—	Equity investment
BBVA Francés Asset Management S.A.	203,796	32.73%	203,796	32.73%	Other loans, credit card loans and equity investment	177,568	32.73%	173,443	32.73%	Advances, other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	11,515	—	3,691	—	Other loans, guarantees given, advances and equity investment	11,695	45.00%	11,508	—	Other loans, guarantees given, advances and equity investment
PSA Finance S.A.	1,427,417	26.04%	1,427,417	26.04%	Call money, advances, other loans, guarantees given and equity investment	1,241,111	31.27%	1,136,850	28.05%	Call money, advances, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	143,074	59.98%	143,074	59.98%	Credit card loans, other loans and equity investment	129,306	32.24%	124,295	32.00%	Credit card loans, other loans and equity investment
Volkswagen Financial Services S.A	1,766,273	24.25%	1,766,273	24.25%	Advances, call money and equity investment	1,289,387	24.72%	1,289,387	24.72%	Advances, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,090,142	27.30%	1,090,142	27.30%	Advances, call money, other loans, guarantees given and equity investment	1,202,126	33.45%	882,472	32.50%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	16,615	24.75%	13,692	24.75%	Credit card loans, personal loans, other loans, advances and real estate mortgage	19,033	30.50%	18,484	24.75%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee and managers with relevant authority.
The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2016, the Bank did not have outstanding any financial assistance from BBVA. See Note 21 to the Consolidated Financial Statements for further information on transactions with related parties.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Legal Proceedings

The Bank is party to legal and administrative proceedings which are currently in progress. Although no assurance can be provided, the Bank believes it is reasonable to assume that these legal proceedings will not materially affect its financial condition. See Note 7 to the Consolidated Financial Statements for penalties imposed on the Bank and administrative proceedings instituted by the BCRA against the Bank.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 6013 dated July 12, 2016 of the Central Bank, such distribution must have the prior authorization of the Central Bank and none of the following situations may have occurred during the month immediately preceding the request for authorization made to the Superintendence:

1.	The Bank falls under the provisions of Articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Institutions Law;

2.	The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary provisions), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.	The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendence) or as regards its average minimum cash requirements in pesos, or foreign currencies or government securities.

5.	The Bank has been imposed sanctions equivalent to 25% of its computable equity liability, disqualifications, restrictions, prohibitions or revocations on the last five years by the Central Bank, the UIF, the CNV and /or the National Superintendence of Insurance (the “SSN”) qualified as material sanctions under the applicable laws and regulations; provided, however, that corrective actions may have been implemented by the financial institution to the satisfaction of the Superintendence, upon prior consultation with the entity imposing such sanction.

Communications “A” 5272 dated February 1, 2012 and “A” 5827 dated November 10, 2015 of the Central Bank increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements.

Based on the Bank’s results of operations for the fiscal year 2016, the Board of Directors resolved to propose a cash dividend payment to the shareholders in the amount of Ps.911 million at the annual shareholders’ meeting.. As of the date of this annual report, the BCRA has not issued the requested authorization yet.

For a description of the dividends that we have paid on our ordinary shares and ADSs for the years 2012 to 2016, see “Item 3. Key Information—Dividends”.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA, quoting since 1888. Currently our shares are listed on the BCBA under the ticker FRAN. Since 1993 our shares have also been listed on the NYSE in the form of ADSs under the ticker BFR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBFR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BCBA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
March 2017	95.60	87.00
February 2017	102.80	92.50
January 2017	102.60	92.80
Fiscal year ended December 31, 2016	119.00	78.50
Fourth quarter	109.60	86.00
December, 2016	94.60	86.00
November, 2016	97.90	91.00
October, 2016	109.60	100.80
Third quarter	109.00	95.00
Second quarter	109.55	86.65
First quarter	119.00	78.50
Fiscal year ended December 31, 2015	122.00	51.80
Fourth quarter	122.00	68.30
Third quarter	82.20	66.10
Second quarter	84.20	63.30
First quarter	93.40	51.80
Fiscal year ended December 31, 2014	64.00	19.40
Fiscal year ended December 31, 2013	27.90	9.65
Fiscal year ended December 31, 2012	11.50	7.00

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High		Low
March 2017	18	14/25	16	29/50
February 2017	19	15/19	16	11/25
January 2017	19	7/25	17	29/50
Fiscal year ended December 31, 2016	23	1/10	16	1/2
Fourth quarter	21	4/7	16	1/2
December, 2016	17	17/20	16	1/2
November, 2016	19	6/25	17	9/20
October, 2016	21	4/7	19	17/27
Third quarter	21	11/20	19	1/20
Second quarter	23	1/10	18	3/10
First quarter	22	43/50	17	3/10
Fiscal year ended December 31, 2015	24	10/13	13	2/25
Fourth quarter	24	10/13	15	1/50
Third quarter	18	17/27	14	3/5
Second quarter	21	1/20	15	16/41
First quarter	23	7/20	13	2/25
Fiscal year ended December 31, 2014	15	13/50	5	14/25
Fiscal year ended December 31, 2013	9	3/20	3	33/50
Fiscal year ended December 31, 2012	6	44/83	3	8/89

(1)	Source: BoNY Mellon Depositary.

Trading on the BCBA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2016, the four principal authorized markets in Argentina were the BCBA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fix income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BCBA, founded in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA. As of December 31, 2016, the shares of 89 Argentine companies, excluding mutual funds, were listed on the BCBA. In 2016, the total value in shares traded on the exchange increased by 22% in comparison with previous year. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Capital Markets”.

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with Merval if they want to trade on this market. Trading on the Merval is conducted through three different trading systems:

▪	the “Floor”;

▪	the “SINAC”; and

▪	the “Continuous”.

The operations at the traditional auction system (the “Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day, but only a few transactions are conducted by this system. An electronic auction system called “SINAC” is also available where each broker inserts both its buying and selling orders while the system matches the transactions. Since July 1998, both auction systems (the Floor and SINAC) have been considered to be a single market. Both systems allow for the trade of securities, public bonds, private bonds, futures and derivatives.

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

As of December 31, 2016, the market capitalization of the 89 companies listed on the BCBA was approximately US$282,930 billion. At the same time, the market capitalization of the domestic companies totaled US$63,400 billion. The following table summarizes certain historical information about the BCBA.

	December 31,
	2016	2015	2014
Market capitalization (US$ billion)	282.9	336.8	454.5
Number of companies listed	89	99	101
Rate of return in dollars (1)	18.10%	(10)%	21.30%
Market/book ratio (2)	2.07	1.40	2.07

(1)	Based on the Merval Index

(2)	Estimated

Source: BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed Law No. 26,831 (the “Securities Law”), which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree 1023/2013, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Securities Law (General Resolution 622/2013 and, together with Decree No. 1023/2013, the “CNV Rules”).

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

The Securities Law introduced other important amendments, the most important of which are: (i) the end of the Argentine securities market’s self-regulation; (ii) new categories of licenses for participants in the public offering regime; (iii) the new powers conferred on the CNV; and (iv) the mandatory tender offer rules. These amendments are briefly described below.

▪	End of Self-Regulation of the Securities Market

The Securities Law brought to an end the self-regulation of the Argentine securities market. Prior to the Securities Law, in order to trade on a market, broker dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on the BCBA were the shareholders of the Buenos Aires Stock Market, the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on the Mercado Abierto Electrónico (“MAE”; basically an electronic system to which broker dealers are linked), they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.

The Securities Law expressly provided that stock exchanges and other securities markets may no longer impose as a requirement for membership to be a shareholder of the relevant exchange or market. It also established that markets must be organized as public companies (i.e. with listed shares), excluding other types of companies or civil associations. Moreover, the CNV now directly authorizes, revokes the authorization of, regulates and supervises the securities markets, as well as any individuals and companies that in any manner participate in the public offering of securities. Accordingly, the indirect regulation through SROs was abandoned.

▪	New Licenses for Participants in the Public Offering Regime

The Securities Law set several types of licenses for persons and companies already engaged, or wishing to engage, in the public offering of securities. Regarding the former, such as stock brokers or MAE broker dealers that already held a license, the CNV Rules allowed them to choose until March 2014 among the new set of licenses and comply with the requirements of each of them, with longer periods of time available to comply with certain specific requirements such as mandatory minimum capital requirements.

The new types of licenses included the following: Negotiating Agents (Agentes de Negociación–AN), for companies that wish to engage in the primary and secondary offer of securities; Liquidation and Compensation Agents (Agentes de Liquidación y Compensación–ALyC), for companies that, in addition to the primary and secondary offer of securities, wish to participate in the settlement of transactions; Soliciting Agents (Agentes Productores–AP), which allows individuals and companies to solicit clients for referral to either an AN or ALyC; Capital Market Advisors (Agentes Asesores de Mercados de Capitales–AA), for individuals or companies giving advice to the public relating to the capital markets; and Selling Agents (Agentes de Corretaje de Valores Negociables–ACVN), for ANs, ALyCs and other authorized participants to act as intermediaries among sellers and buyers through electronic platforms.

There are also specific licenses to act as central securities depositories or Collective Deposit Agents (Agente de Depósito Colectivo–ADC); or perform certain of their related activities as Custody and Payment Agents (Agente de Custodia, Registro y Pago–ACRyP).

Regarding rating agencies, the Securities Law introduced the possibility for public universities to act as such, and therefore there are two categories in this area: rating agents (Agentes de Calificación de Riesgo–ACR) and public university rating agents (Agentes de Calificación de Riesgo–Universidades Públicas).

Regarding collective investments, including investment funds and trusts, the Securities Law maintained a similar scheme of licenses, extending the requirement imposed on other non-banking entities to register with the CNV to banks, to act as financial trustees.

Finally, the Securities Law required that all employees of registered entities who deal with the public, whether due to the provision of advisory services or any services, must be registered in a special registry to be kept by the CNV (Registry of Competent Agents or Registro de Idóneos), and, among others, complete the training programs mandated by the CNV.

▪	New Powers Conferred on the CNV

The CNV directly regulates, supervises and disciplines individuals and companies that participate in any manner in the public offering of securities. The indirect regulations through SROs were abandoned. The CNV authorizes the public offering of securities and keeps record of companies authorized to publicly offer their securities. Also, the CNV keeps a registry of, and grants, suspends or revokes the authorization to operate the markets (which governing rules will also approve), licensed agents, and of any other persons or companies that because of their activities are under the CNV supervision. It also approves the governing rules of the securities markets.

The CNV, in addition to the power it already had of controlling the companies authorized to publicly offer their securities, assumes the power of controlling companies which hold the licenses described in “New Licenses for participants in the Public Offering Regime” section above. The CNV must carry on the permanent supervision of such companies, approving any amendments to their by-laws, variations of their capital, and their dissolution and liquidation. The CNV enforces the Securities Law, with the power to impose sanctions. The CNV may declare acts which are under its supervision null and void, without the need of prior administrative proceedings, when such acts were contrary to the Securities Law. The courts reviewing the decisions of the CNV are the administrative law courts instead of the commercial courts. In carrying out its duties, the CNV may, inter alia, request information, conduct inspections and investigations, request the assistance of law enforcement authorities, and file judicial complaints.

In addition, the Securities Law confers on the CNV the power to appoint supervisors with veto powers over the resolutions adopted by the board of directors of companies under CNV’s supervision (i.e. companies that offer securities publicly) when, as determined by the CNV, the interest of minority shareholders or securities holders are affected. The decisions of the supervisors may only be challenged before the chairman of the board of directors of the CNV. The CNV has also powers to disqualify the board of directors of a company for a period of 180 days, when the above same circumstances occur until the ending of the irregularities. This decision may only be challenged before the Ministry of Economy.

▪	Mandatory Tender Offers Rules

A mandatory tender offer for taking of control of a company is now applicable to all companies admitted to the public offering regime, with no possibility to opt out of the regime.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main regulatory bodies governing BBVA Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institutions Law and our by-laws.

At our ordinary and extraordinary shareholders’ meeting held on April 28, 2005, our stockholders voted to amend section 11 of the by-laws in order to comply with Resolution No. 20/04 of the Office of Corporations – Public Registry of Commerce (Inspección General de Justicia), and its amendments. This amendment requires each of our directors to (i) pledge an amount of at least Ps.10,000 as a guarantee of the Director’s performance and (ii) maintain a domicile within Argentine. This amendment was filed with the Public Registry of Commerce, which was approved on December 12, 2005, under Number 16,335, Book 30 of Corporations.

At the ordinary and extraordinary shareholders’ meeting held on March 27, 2009, our shareholders agreed and authorized to amend sections 10 and 13 of the corporate by-laws and allowed the Bank to replace its Board of directors either partially or in stages through the appointment or re-election of its members, as well as to hold its meetings with the attendance of non-resident directors by video-teleconference. This amendment was registered with the Public Registry of Commerce on April 21, 2010, under Number 7,192, Book 49 of Corporations.

At the ordinary and extraordinary shareholders’ meeting held on April 30, 2010, our shareholders agreed and authorized to: (i) amend section 10 of the corporate by-laws regarding the different denominations that could be used by the Bank’s CEO, and (ii) to amend section 21 and to eliminate section 17 of the corporate by-laws regarding the Executive Committee which was no longer in use. These amendments were registered with the Public Registry of Commerce on August 2, 2010, under Number 13,784, Book 50 of Corporations.

At the ordinary and extraordinary shareholders’ meetings held on March 26, 2012, our shareholders agreed and authorized to amend section 10 of the corporate by-laws and included a transitional provision to allow the appointment of Directors for a less than a three-year period, so that the appointment or renewal of their mandates is always carried out at least by three candidates, therefore ensuring the rights of minority shareholders to exercise their cumulative votes. The amendments were registered with the Public Registry of Commerce on October 19, 2012, under Number 15,848, Book 61 of Corporations.

At the ordinary and extraordinary shareholders’ meeting held on April 10, 2014, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to comply with the Capital Markets Law. This amendment was registered before the Public Registry of Commerce on September 18, 2014 under No. 17,995, Book 70 of Corporations. A copy of our by-laws was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2014. Nothing has changed in our corporate by-laws since the shareholders’ meeting held on April 10, 2014.

Registry and Company’s Objects and Purposes

BBVA Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Francés is authorized to perform the following activities:

▪	accept term and demand deposits;

▪	grant short-term bullet and other amortizable loans;

▪	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

▪	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

▪	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

▪	invest in government securities;

▪	make temporary investments in liquid assets;

▪	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

▪	accept securities in custody and provide other services related to the banking business;

▪	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

▪	engage in brokerage activities in the over-the-counter securities market;

▪	perform foreign exchange transactions;

▪	comply with agencies related to its operations;

▪	receive deposits of participation in mortgage loans and in special accounts;

▪	issue mortgage obligations;

▪	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

▪	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

▪	issue private bonds;

▪	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law; and

▪	serve and register before the CNV as management agent for collective investment products, custodian for collective investment products, trading agent, settlement and clearing agent, broker, capital market advisor agent, securities broker and/or custody, registration and paying agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity.

Directors

Under Section 18 of our by-laws, the Board of Directors receives an annual fee established by the shareholders. This fee is subject to the restrictions of Section 261 of the Business Companies Law, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the Bank, or 5% of the income if no dividends were distributed to the shareholders.

The compensation of the members of the Board is previously approved by the Nominations and Compensation Committee and the Audit Committee (II) of the Bank, taking into consideration the reasonability and legality of the amount proposed. The decision of these two committees regarding the compensation amount will then be submitted to the approval of the Board of Directors and the annual shareholders’ meeting.

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

Communication “A” 6013, from July 12, 2016, provides that financial institutions can distribute retained profits, with the corresponding authorization from the Central Bank, which must verify that none of the following situations may have occurred during the month immediately preceding the request for authorization made to the Superintendence:

▪	The Bank falls under the provisions of Articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Institutions Law;

▪	The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary provisions), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268;

▪	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

▪	The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendence) or as regards its average minimum cash requirements in pesos, or foreign currencies or government securities.

Communications “A” 6013 eliminated the requirement of a 75% increase in the recalculated capital as a condition for the distribution of results. Likewise, it was established that entities wishing to make distributions should not have been imposed penalties such as fines exceeding the 25% of the entity’s latest requirement of a computable equity.

Shareholders’ meetings

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

On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the country’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The law empowered the executive branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions. On June 10, 2005 the government issued Decree No. 616/05 establishing further restrictions on capital flows into Argentina, with the following provisions:

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

On December 16, 2015, the Ministry of Economy and Public Finances issued Resolution No. 3/2015 (published in the Official Gazette on December 18, 2015) amending Decree No. 616/2005. Pursuant to such resolution, the mandatory waiting period was reduced from 365 to 120 calendar days and the mandatory deposit was reduced to zero percent.

Accompanying this resolution, the Central Bank issued new foreign exchange regulations on December 17, 2015: Communications “A” 5850 and continuing with Communications “A” 5861, 5899, 6037, 6137 and supplementary, under which structural changes were made to the current foreign exchange regime, easing the access to the foreign exchange market.

On February 2017, the Ministry of Economy and Public Finances issued Resolution No. 1/2017 reducing the mandatory waiting period to zero days and, at the same time, the Central Bank issued new foreign exchange regulations in Communications “A”6037, 6118, 6137, 6150, 6163 and 6174 that ease the access to the foreign exchange market in Argentina.

Cross Border Transfers of Funds, Foreign Debts

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization.

Currently, due to the changes introduced by the Central Bank, since August 9, 2016 new indebtedness is no longer subject to the mandatory inflow and settlement through the foreign exchange market.

Nowadays, regardless of whether the financial indebtedness was incurred before or after December 17, 2015, all indebtedness can be prepaid or canceled without complying with any minimum waiting period.

Regulations Regarding Exports, Imports, and Services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre– export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years.

The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015.

In relation to the export of services, Communication “A” 6137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained. Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. The AFIP Regulation No. 3252 published on January 5, 2012 which required importers to file sworn statements was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones or “SIMI”), was created which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, the access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without any limits and without the Central Bank’s prior authorization.

Purchase of Foreign Currency

A.	Domestic individuals and companies

Communication “A” 5850 and Resolution No. 3,821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents – domestic individuals and companies - for investment purposes (a practice commonly referred to as atesoramiento) and for travel, tourism and family assistance.

The regime currently applicable is characterized by the following:

▪	External assets may only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that are not authorized to trade on the foreign exchange market, assets (patrimonios), and other entities incorporated in Argentina and local government agencies.

▪	Access to the local foreign exchange market without requiring prior Central Bank approval is allowed for an unlimited amount, for all of the following: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine individuals abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of foreign currency bills to be held in Argentina, donations complying certain conditions, as well as purchase of traveler checks.

▪	In the case of foreign currency sales to Argentine residents for portfolio investments abroad, the transfer has to be made directly to the bank account of such Argentine resident, which must be located at foreign banks or financial institutions that regularly conduct investment banking activities, which are not incorporated in countries or territories considered not to be cooperative for purposes of fiscal transparency in terms of the provisions of Section 1 of the Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the recommendations of the FATF. For these purposes, countries or territories considered to be uncooperative are the countries or territories identified by the FATF (www.fatf-gafi.org).

▪	The proceeds of the sale of foreign currency by Argentine residents in the foreign exchange market for all the items can be credited in a checking or savings bank account in a local financial institution in the client’s name or withdrawn by cash.

▪	Regarding the collection for services provided to non-Argentine residents and/or resulting from the sale of non-produced non-financial assets exempted from mandatory sale in the foreign exchange market.

Argentine residents that receive funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non- financial assets may receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market. Following Communications “A” 6011 and 6037 of the Central Bank foreign assets may be acquired for investment purposes by Argentine residents without limitations. In addition foreign currency may be purchased through a debit account or through an unlimited cash withdrawal without limits.

B.	Non-residents

Communication “A” 6150 dated January 13, 2017 abolished all restrictions regarding prior approval from the Central Bank, minimum amounts, or minimum holding periods to repatriate portfolio investments or direct investments of non-residents.

Transfer of Dividends

According to Communications “A” 3859 and “A” 6037 (as amended), Argentine companies in general, may distribute corporate profits and dividends corresponding to audited financial statements certified by external public accountants. For information regarding the payment of dividends for Financial institutions please “Item 8. — Financial Information”.

Direct Investments

On March 4, 2005, the Argentine Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

▪	Direct investments in Argentina of non-Argentine residents. Non-Argentine residents must comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional. According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate of non-Argentine residents must complywith the reporting regime.

▪	Direct investments made abroad by Argentine residents. Argentine investors must comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own. If the value of those investments abroad does not exceed the equivalent of US$5,000,000, the reporting obligation is annual instead of semi-annual. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

Future and Forward Operations

The Central Bank has significantly amended the foreign exchange regulations in derivatives by eliminating the restriction on the execution of cross-border derivative transactions.

In August 2016, the Central Bank introduced new foreign exchange regulations on derivative transactions which allowed local residents from entering into derivative transactions with foreign residents. Moreover, the regulations now provide that Argentine residents may access the foreign exchange market to pay premiums, post collateral and make payments related to forwards, futures, options and other derivatives entered into in foreign exchanges or with non-resident counterparties.

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under derivative transactions.

Banking institutions must follow specific rules, depending on whether the derivatives transaction are made with a central clearing counterparty or a foreign bank.

E.	Taxation

The following is a summary of certain Argentine and United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares. Holders of our ADSs or ordinary shares should consult their own tax advisers as to Argentine, the United States and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

1.	Argentine Taxes

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the ownership and disposition of ADSs or ordinary shares by U.S. Holders. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. Investors in ADSs or ordinary shares should consult their own tax advisers as to the Argentine, United States and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

On September 23, 2013, Law No. 26,893 was published, which imposes an additional 10% withholding tax on dividends, in cash or in kind, that Argentine companies distribute to Argentine individuals as well as foreign individuals and entities. The law describes the 10% withholding tax as a “sole and definitive” payment.

Law No. 26,893 became effective as of September 23, 2013 and applies to taxable events on or after that date.

However, such 10% withholding was abrogated by art. 75 of Law No. 27,260. Consequently, payments of dividends or profits distributions that are verified as from July 23, 2016 are exempted from the 10% income tax withholding.

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

In May 2016, BBVA Francés paid Ps.61,972,782.26 to the Argentine authorities on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2015.

In 2017, the Bank expects to make payments on account of its shareholders in connection with personal property tax due with respect to assets held as of December 31, 2016. The tax may be withheld from future dividends.

Also, in the case of corporate stocks or shareholdings, the percentage value was reduced from 0.50% to 0.25% by the law indicated above.

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

The following summary describes material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders (described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers and traders in securities who use a mark-to-market method of tax accounting;

▪	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or the ordinary shares;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

▪	persons that own or are deemed to own ten percent or more of our voting stock;

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

▪	persons holding shares in connection with a trade or business conducted outside of the United States

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

Taxation of Distributions

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends generally will be included in a U.S. Holder’s income on the date of such U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders may have foreign currency gain or loss if such dividend is not converted into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. Amounts paid on account of the Argentine Personal Property Tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as result of amounts paid on account of the Argentine Personal Property Tax, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct such otherwise creditable Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2016. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Certain U.S. Holders who are individuals or entities closely-held by individuals may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of ordinary shares or ADSs.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on Display

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Francés which are referred to in this annual report may also be inspected at our office at Av. Córdoba 111, C1054AAA Buenos Aires, Republic of Argentina.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

We have divided this section into three parts:

▪	Risk management, where we explain the policies and procedures that the Bank has in place to monitor and assess the different risks it is exposed to in the ordinary course of its business, and, in particular, qualitative information about market risk.

▪	Trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for trading purposes.

▪	Non-trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for purposes other than trading.

Risk Management

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

This model makes it possible to satisfactorily comply with the guidelines set forth by the BCRA in its communications.

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

The risks department’s objective is to ensure portfolio quality by controlling the origination of businesses and optimizing credit recoveries under best-practice standards. This without disregarding the main focus that is centered on the client, with particular emphasis on not inducing client over-indebtedness.

Credit risk ratios and performance

The evolution of non-performing loans and coverage ratios shows a good behavior of the credit risk portfolio, as has been the case over the past few years. The coverage ratio was 269% at December 2016, whereas the NPL ratio was 0.74%.

Management Units

The different risk units provide support to the management of commercial banking entities, regarding admission, monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

Retail risks manage the clients of retail and SMEs banking, including admission by means of predictive/statistical tools, both reactive and behavioral, admission of special cases, tools and policies management and portfolio monitoring.

With this configuration, the Bank continued during 2016 developing methods and tools to strengthen automated risk management, which entails a qualitative change in the proactive offer of services, to achieve a greater decentralization of credit decision making, allowing the reactive admission teams to improve their value contribution.

The Bank currently uses a methodology based on risk groups, which permits more specialized offers and greater management capacity in the collection of problematic debts. This methodology has been complemented by regional differentiation regarding minimum income, credit assistance per product and purchasing power differences.

During 2016 the Bank re-estimated the proactive score, incorporating transactional information, new behavioral variables and segmentations, which has resulted in an improvement in the predictive capacity of the model. Leveraged on this development, a greater number of clients were offered pre-approved credit products through a diversity of channels.

The Bank continued during 2016 to give impulse to online evaluations, both on the Bank’s and third parties’ websites, improving the assessment process.

In this sense, regarding the monitoring and control of the credit portfolio, the Bank improved the reports with early profiled measurements and defaults, reacting quicker in order to take corrective measures if necessary.

For the ongoing year, the Bank is working on new methodologies for non-clients scoring, by programming digital campaigns that will be directly monitored by the risk department. It is also working on new and stronger income predictors, and improving the new clients’ assessment process for payroll accounts.

In the SMEs segment, the Bank has capitalized the evaluation tool experience in order to improve its approval level and increased the delegation on a network which shows knowledge and management of the segment, making use of good delinquency indicators.

For 2017, the Bank is progressing on several developments focused on minimizing operative times, incorporating product information to new decision engines which automate the major part of the evaluation process of clients with a good evolution and behavior. The Bank is also expected to advance in the incorporation of pre-approval decision engines to the assessment tool.

Regarding risk tracking and monitoring, the Bank continues to apply a differential monitoring policy to fast-track collectives (clients with a high probability of default).

Middle Market and Corporate Risk

Focused on resolving the needs of the business, a dynamic structure has been achieved in close relationship with the requirements of the environment, always taking into account the principles of caution, prudence and diversification. Those are necessary conditions in order to maintain a standard of excellence as regards the quality of risks.

In 2016, the Bank continued focusing on the coordination between the commercial and risk teams, trying to improve the response times and satisfy the requirements of the business while maintaining risk quality.

In the field of improvement and innovation related to wholesale risk decision tools, we achieved higher transparency in the process, by publishing the statistics in our ‘Wholesale Risk Site’.

In addition we updated the “client profitability card”, which contains information on the reciprocity and profitability of the Bank’s clients. The use of the companies rating model implemented in 2014 was also continued and monitored in order to measure the model’s degree of discrimination and to determine future improvements. During 2016, the Bank made progress in making massive campaigns with pre-approved ratings, through the management of clients and non-clients data. These actions resulted in a higher commercial proactivity, and improvement in the productivity analysis.

Regarding the tracking of risks, the Bank continued monitoring the quality of the credit portfolio through an alert system complemented by tastings and periodic samples. This methodology results in more proactive tracking and obtaining positive information for the admission process. Likewise, in the monitoring committees, management analyzes internal controls and discusses next steps for particular cases, as well as any issue relating to the Bank’s wholesale credit risk policy.

Recoveries

This area manages the recovery of debts since their registration in the non-performing portfolio. This includes debts held by the Bank as well as those held by related companies (PSA Finance and RFC).

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

The different functions or management teams are divided into clusters and grouped together so that they may be responsible for most of the processes. In addition, management developed another specific area (policies, software innovations and support and process monitoring) that interacts with each group in order to provide support, advice and solutions for each team to have everything it needs to carry out its tasks.

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

Control and Reporting Units

The control and monitoring areas are responsible for giving coherence to the management of credit risk and ensuring that the management of risks that are critical for the Bank, mainly financial and operational risks, is conducted according to the established standards. This control stage completes the comprehensive risk management model.

Financial Risks

The management of financial risks is in line with the basic principles of the Basel’s Banking Supervision Committee and operates a comprehensive process that identifies, measures, monitors and controls all relevant risks, which include:

▪	market risk (counterparty and valuation risk);

▪	structural risks (interest rate risk, liquidity and financing risk); and

▪	economic capital and stress tests.

In addition, the financial risks area, in order to complement the financing and liquidity risk management policy, monitors the intraday liquidity risk as well as the risks related to asset encumbrance management, which must be properly identified, controlled and managed.

To this effect, the structure consists of an orderly set of policies and organization, management, measurement, limits, information and control systems. Compliance with these policies is mandatory throughout BBVA Francés, and they involve, apart from the central bodies and units, all business units where the financial risk is originated.

Market Risks

 Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. For a description of how we manage market risk and a quantitative analysis of the market risk of our trading portfolio, see “—Trading Portfolio Activities” below.

Counterparty Risk

Counterparty Risk is understood as the expected loss that would result from the intrinsic factors of a particular transaction, such as the kind of product being transacted, terms of the transaction, the underlying currencies and the consideration.

The products where such risk exists are:

▪	derivatives; and

▪	liquidity-management transactions guaranteed by securities (repos).

The quantified risk exposure is calculated by the following formula:

Exposure = Market Value (MtM) + Potential Risk (Add On)

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

At the end of the year 2016, the counterparty risk amounted to Ps.701 million.

Assessment

The Market Risks area is responsible for making a prudent assessment at market prices of the fixed income financial instruments and derivatives.

Automatic systems are used to find out and publish on a daily basis those market prices and variables that have an impact on the Bank’s portfolios and on the clients’ holdings under management.

Liquidity and Financing Risk

BBVA Francés has developed a liquidity and financing risk management system. One of its components is a general risk-appetite framework that expresses the levels and types of risk it is prepared to assume in order to carry out the strategic plan without any significant deviations, including under stress situations. Other components are a corporate management scheme that includes the planning of risks on an annual basis and a set of corporate control and management policies developed for application in the different business units.

In the short term, the objective is to reach the expected payment commitments on a timely basis, without obtaining funds from sources that could deteriorate the Bank’s reputation.

In the medium and long term, the objective is to preserve the suitability of the financial structure of the Bank in accordance with the economic context, markets and regulatory changes, and regarding a determined risk appetite.

Among the core metrics used to assess liquidity and financing risks, the following stand out:

▪	LtSCD (Loan to Stable Customers Deposits): this is the relationship between the net credit investment and the clients’ stable resources, and it is established as the basic risk-appetite metric. It provides information on the balance financing structure for a certain time. The purpose in this connection is to preserve a stable financing structure in the medium and long term. During 2016 this ratio remained at low to moderate levels, in line with our risk appetite.

▪	LCR: (Liquidity Coverage Ratio): measures the relationship between high-quality liquid assets and total net cash outflows during a period of 30 days. According to BCRA requirements, BBVA Francés, calculates the liquidity coverage coefficient on a daily basis. During 2016, this indicator showed a liquidity level that complied with the expected minimum value.

Interest Rate Risk

The interest rate risk measures the potential impact that the market interest rate variations generate in the interest margin and equity value of BBVA Francés.

The management of balance-sheet interest risk seeks to maintain the exposure of BBVA Francés at levels according to the risk-appetite profile validated by the Board of Directors in the face of market interest rate variations.

To this effect, the Executive Committee as well as the Management Committee and the Assets and Liabilities Committee perform an active management of the balance-sheet in agreement with the guidelines approved by the Board of Directors.

Within the metrics used to assess and manage the interest rate risk, the following are the most important ones:

▪	FMS (Financial Margin Sensibility): measures the change in expected accruals for a certain period (12 months) in case of a displacement in the 100-basis-point interest rate curve.

▪	EVS (Economic Value Sensibility): measures the difference between the economic value estimated with the market interest rate curve and the same one in case of a parallel displacement in 100-basis- point interest rate in such curve.

For information on our interest rate sensitivity analysis, see “Trading Portfolio Activites—Interest Rate Risk” below.

Economic Capital

According to the BCRA requirements, BBVA Francés has developed a global, internal and integrated process to evaluate the adequacy of its economic capital considering its risk profile and it elaborates the self-evaluated capital report on an annual basis..

Economic capital is an instrument to measure in a homogenous way the different risks assumed by BBVA Francés. It consists of an estimate of the unexpected losses it may be exposed to in its different risk activities. Therefore, the goal is to determine what capital or resources we would need in order to be able to support such losses.

Capital calculation methodologies for the following risks are defined as per the guidelines set forth in Basel II.5:

▪	credit risk

▪	concentration risk

▪	market risk

▪	interest rate risk

▪	operational risk, and

▪	reputation risk and strategic risk

The distribution of the economic capital for December 2016by type of risks is shown below:

▪	credit risk and concentration risk: represent 54.7% of the total economic capital

▪	operational risk: 15.7%

▪	interest rate risk : 19.2%

▪	market risk: 5.6%

▪	other risks: 4.8%

Economic Capital Profitability (RAROEC)

BBVA Francés has developed a profitability metric over the economic capital, RAROEC, which shows the business profitability in terms of risk, identifying the activities that allow an efficient use of the available capital in the entity.

Stress Tests

In compliance with the requirements of the “Guidelines for Risk Management in Financial institutions” established by the BCRA, BBVA Francés has developed a stress test program, which is framed within the comprehensive risk management of the Bank.

The results of the stress tests are defined as the evaluation of economic and financial position of the Bank in a severely adverse, but possible scenario, requiring to simulate scenarios that allow to estimate the potential impact over the portfolio value, profitability, solvency and liquidity, with the aim of identifying latent risks or detecting vulnerabilities. The main purpose of the stress tests is to serve as a management risk and asset allocation tool among the businesses of the Bank.

In this connection, stress tests are divided into retail and comprehensive according to their scope of application. The purpose of the former is to measure the impact of an adverse scenario at the retail level by risk type. The latter try to quantify impacts at the aggregate level for unfavorable scenarios in terms of the balance sheet, the income statement, the statement of cash flow and the capital requirements associated with a certain hypothetical stress situation, considering the risks to which the Bank is exposed as well as the interaction between them.

The stress tests are oriented towards:

▪	providing a prospective evaluation of the risk;

▪	identifying possible changes or events in the market conditions that could have an important negative influence for the entity;

▪	building a making decisions tool;

▪	promoting the identification and risk monitoring, providing an additional perspective related to another management tools;

▪	overcome the limitations of historical models and data;

▪	reinforcing internal and external communication;

▪	establishing capital and liquidity planning procedures;

▪	cooperating in establishing risk tolerance levels; and

▪	facilitating the application of risk contingency and mitigation plans to a range of possible stress situations.

Comprehensive Stress Tests

BBVA Francés carries out annually a comprehensive test practice through which the macroeconomic scenarios’ impact is quantified over the solvency, profitability and liquidity of the organization, considering all relevant risks to which the Bank is exposed, as well as the interactions between them.

The comprehensive stress methodology developed by BBVA Francés is based on stress tests at the retail and consolidated levels that are conducted to measure the impact of adverse macroeconomic scenarios based on GDP projections and real interest rates, among other relevant economic variables affecting the balance sheet, the income statement, the statement of cash flow and the capital requirements. This model allows to forecast and estimate the impact of the different macroeconomic scenarios over the Bank’s global and financial position.

The results of the comprehensive stress tests carried out in March 2016, corresponding to the 2016/2017 period, show the solvency and liquidity position of the Bank, even in adverse scenarios.

In addition, the comprehensive stress tests at BBVA Francés are applied individually to each of the risks below. In all cases the comprehensive stress test results have been successful and have showed the Bank´s capacity to handle adverse situations in severe scenarios.

▪	Credit Risk Stress Tests

BBVA Francés has developed an individual credit risk test methodology, which seeks to identify those adverse and extreme but possible situations that could generate an increase in the credit risk losses and evaluate the entity’s capacity to afford them.

BBVA Francés is currently adapting its methodology based on econometric models and sensibilities that are more adjusted to the Argentine economy. Through a combined analysis of sensibilities and scenarios, the Bank may determine the impact of an adverse macroeconomic scenario on non-performing loans and credit losses, all of these being measured by the line item “Allowances for loan losses” in the financial statements.

▪	Market Risk Stress Tests

BBVA Francés carries out stress tests on its fix income trading portfolio by generating scenarios with a greater impact over the risk factors.

▪	Structural Interest Risk Stress Tests

Through the interest rate stress test an evaluation is made of the exposure in the face of abnormal market variations based on historical situations or estimates of scenarios with a very low degree of probability. Stress scenarios must register not only changes in the market interest rate curves but also in the assumptions and hypotheses of the structural interest risk measurement model.

Therefore, the structural interest rate stress tests are based on stressing the economic capital by taking a simulation of 105 scenarios estimated on the curves of November 2008, when the Lehman Brothers crisis coincided with the impact of the AFJP nationalization.

Liquidity Stress Tests

BBVA Francés has developed an individual stress methodology of liquidity risk, which seeks to identify the impact of adverse scenarios over the liquidity position and funding capacity of the entity.

Stress tests are developed in three scenarios: systemic crisis, internal crisis involving a sensible decrease of the credit rating and/or affecting our capacity to issue securities in wholesale markets and the business risk perception by the our banking intermediaries and clients; and a mixed scenario, such as a combination of the two mentioned above.

The test results for 2016 showed that even in severe scenarios the financing structure remains stable, maintaining liquidity positions which cover the greatest liquidity gap, resisting deposit losses and maintaining a survival period according to the risk profile defined by the entity.

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

Some of the areas addressed by our studies include the distribution of risks per economic sector, the evaluation of clients both internally and within the financial sector, the monitoring of non-performing debtors and any significant increases in their number, statistics related to risk approvals, benchmarking reports, generation of tools to identify the best risks to be assumed, use of approved risk limits and evaluation of the different campaigns launched by the Bank.

All measurement, monitoring and control activities of relevance are presented to and analyzed by the “Risk Management Committee” and then sent to the Board of Directors and the Management Committee.

Validation, Internal Control and Management of the Country’s Operational Risk

Finally the Risks Department in accordance with international standards and Central Bank regulations, operates the “Validation, Internal Control and Management of Operational Risk at Country Level” area, whose task is to ensure an updated, homogenous and appropriate control of the environment in all units of the Bank.

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

Trading Portfolio Activities

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:

▪	Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading.

▪	Foreign exchange risk: This is caused by the movements in the different currencies exchange rates in which a position is held. This risk is generated primarily in spot currency positions and in any derivative product whose underlying asset is an exchange rate.

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital (CeR), VaR (value at risk), stress, monthly and annual stop loss and internal sub-limits. In order to measure and manage market risk, BBVA Francés uses a parametric Value at Risk (“VaR”) model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.

This statistic is widely used in the market and has the advantage of summarizing in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in prices.

Monitoring and control of market risk is conducted under a scheme of limits in terms of economic capital, VaR, stress, and monthly and annual stop loss. This scheme is presented and proposed by the Market Risk unit and approved every year by the Risk Management Committee and the Board.

Market risk management focuses on the Bank’s Global Market (“GM”) trading portfolio. This portfolio includes:

▪	fixed income securities (Argentine sovereign bonds, Central Bank bills and corporate bonds),

▪	spot currency positions, and

▪	derivative products (foreign exchange futures and forwards, interest rate swaps).

Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.

During 2016, VaR fluctuated from a minimum of Ps.2.55 million to a maximum of Ps.39.60 million. The average VaR for the year was Ps.15.63 million, higher than the Ps.11.99 million figure of 2015. The interest rate risk measured by VaR averaged Ps.10.63 million and the foreign exchange risk VaR averaged Ps.9.91 million. During 2016, as opposed to what happened in 2015, the relative contribution of interest rate and exchange rate risk factors varied and there was no particular event that substantially increased risk levels.

The graphs below show the evolution of the Bank’s market risk measured by total VaR and categorized by the main type of risk (interest rate risk and foreign exchange risk) during 2016:

The following tables show the evolution of balance of VaR during the last three years.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2016	2015	2014
Average	15.63	11.99	7.40
Minimum	2.55	3.77	1.74
Maximum	39.60	61.85	22.26
Dec. 31	27.35	3.77	6.93

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2016	2015	2014
Average	10.63	8.37	4.07
Minimum	0.38	0.39	0.11
Maximum	24.95	16.28	7.44
Dec. 31	13.35	0.78	6.32

Exchange-rate Risk	2016	2015	2014
Average	9.91	6.58	5.92
Minimum	0.41	0.00	0.25
Maximum	41.17	61.83	22.18
Dec. 31	24.70	3.69	3.47

Backtesting

In line with Basel recommendations, the market risk model is periodically validated through back testing analysis. The aim of these tests is to determine the quality and precision of the model used to calculate the daily maximum loss of a portfolio, with a 99% of confidence interval and temporal horizon of 250 days, by comparing the trading portfolio results and the risk measurements calculated by the model. For 2016, the back testing analysis performed reflected an adequate functioning of the market risk model.

Stress test analysis

As described in “Risk Management” above, a number of stress tests are carried out at the bank, also on the on the Bank’s trading portfolios. The scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until today), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time.

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

Derivatives Credit Risk

The Market Risk unit is responsible for monitoring and control of derivatives credit risk. The exposure to derivatives credit risk is measured by the expected loss derived from factors inherent in the operations such as the type of product, the amount traded and the maturity.

Derivatives credit risk is measured for the following two products:

▪	derivatives products (foreign exchange futures and forwards, interest rate swaps), and

▪	liquidity management operations with securities guarantee (repos).

Risk exposure is determined using the following formula:

Derivatives credit risk = Market Value (MtM) + Potential Risk (Add On); where:

▪	The market value of the operation is defined as the difference between agreed price and current market price (mark to market). This market value can be positive or negative depending on which part poses the risk.

▪	The potential risk is an estimation of the maximum expected increase of market value for a given level of confidence due to future price fluctuations until the operation due date.

Interest Rate Risk

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

Net interest income is calculated as the difference between interest income earned on interest-earning assets and interest expense from interest-bearing liabilities for each month of the fiscal year.

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

The following chart includes adjusted assets and liabilities in the 0-3 month interval. In order to measure the effect of a change in interest rates in net portfolio value and net interest income, we are assuming the same change in interest rate as in the adjustment rate. However, as this may not be the case, we are including another column showing the impact of a variation in the adjustment rate with no variation in interest rate.

December 31, 2016
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	27,613.5	(2.94)%	16,699.8	4.54%	(477.1)	22.52%
0	28,449.2	0.00%	15,974.0	0.00%	(389.4)	0.00%
(500)	29,419.0	3.41%	15,227.7	(4.67)%	(298.4)	(23.37)%

Based on our position at December 31, 2016, and assuming a hypothetical, immediate 500 basis points increase in interests rates affecting all interest rate sensitive assets and liabilities, we estimate our net portfolio value would be reduced by Ps.835.6 million and our net interest income over 2016 would be increased by approximately Ps.725.8 million.

Foreign Exchange Risk

As of December 31, 2016, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2016	Effect on net income based on our position as of December 31, 2015
(in millions of pesos, except percentages)
10%	(363)	(224)
(10)%	363	224

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

The depositary for our ADRs is BoNY.

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

Fees Paid by Depositary to the Company

There are no fees or other direct and indirect payments made by BNY Mellon to the Bank.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2016, the Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer, and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management excludes from the scope of its assessment the internal control over financial reporting at Volkswagen Financial Services Compañía Financiera S. A., as we acquired control of it on September 26, 2016 (See “Item 4. Information on the company—C. Organizational structure —Subsidiaries and investees of BBVA Francés”). Total assets subject to Volkswagen Financial Services Compañía Financiera S.A. internal control over financial reporting represented 1.20% of BBVA Francés consolidated assets as of December 31, 2016.

Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the President and Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

We have audited the internal control over financial reporting of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2016, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management´s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Volkswagen Financial Services Compañía Financiera S.A., which was controlled on September 26, 2016, and whose financial statements constitute 1,20% of total assets of the consolidated financial statement amounts as of December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting of Volkswagen Financial Services Compañía Financiera S.A. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the fiscal year ended December 31, 2016 of the Bank, and our report dated April 19, 2017 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding to the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) as they vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements of the Bank.

/s/ DELOITTE & Co. S.A.

Buenos Aires – Argentina

April 19, 2017

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Oscar Miguel Castro to serve on its Audit Committees (I and II) and the Disclosure Committee. The Bank’s Board of directors has concluded that Mr. Castro is an audit committee financial expert as defined by the SEC based on his extensive audit experience. Mr. Castro qualifies as an independent director according to the independence criteria established by General Resolution No. 622 (New Text 2013).

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

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2016.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2016 and 2015:

	2016	2015
	(in millions of pesos)
Audit fees	23.36	19.89
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	23.36	19.89

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

The Audit Committee (I) has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee (I). All of the services provided by Deloitte & Co. S.A. in 2016 were approved by the Audit Committee (I) pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2016 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board for their information. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 21, 2017, our Board of Directors approved a proposal for KPMG to be appointed as the independent registered public accounting firm of BBVA Banco Francés S.A and it consolidated subsidiaries for the 2017 fiscal year. Such proposal was adopted with the favourable opinion of the Audit Committee according to Law No. 26,831. Moreover, this selection was approved by the shareholders at the annual shareholders’ meeting held on March 30, 2017. Accordingly, Deloitte & Co. S.A was not re-elected for another term and, on March 30, 2017, it was dismissed as our independent registered public accounting firm.

The report of Deloitte & Co. S.A on our financial statements for the years ended December 31, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2016 and 2015 or any subsequent interim period preceding such dismissal with Deloitte & Co. S.A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Co. S.A, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Deloitte & Co. S.A and requested that Deloitte & Co. S.A furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 19, 2017, is filed as an exhibit to this annual report.

Further, in the two years prior to December 31, 2016, we have not consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the BBVA Banco Francés S.A and it consolidated subsidiaries; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

On the other hand, the CNV passed in May 2012 General Resolution No. 606/12 (“GR 606/12”) with the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 5106 of the Central Bank and GR 606/12 from the CNV.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. Since May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I and II). Currently, the Board is composed of six independent directors.

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

Compensation Committee

Under NYSE Section 303A.05(a), listed companies had to have a compensations committee comprised entirely of independent directors. Under NYSE Section 303A.05(b), the compensations committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). In addition, amendments approved by the NYSE in January 2013 require the charter to specify the rights and responsibilities of the compensation committee regarding the authority to retain advisers and to provide funding for such advisers. Certain specified factors must be considered regarding such advisers’ independence from management. GR 606/12 also requires for companies which publicly offer their securities to have a compensation committee.

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

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers must have this audit committee in place prior to July 31, 2005. Law No. 26,831 and CNV’s standards required BBVA Francés to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of BBVA Francés currently complies with the standards of Law No. 26,831.

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

Under NYSE Section 303A.07(b), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and as set forth in NYSE Section 303A.7(b) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Law No. 26,831 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Francés’ Board approved in December 18, 2003 a “Code of Conduct of BBVA Francés and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Francés’ website. See “Item 16B. Code of Ethics” above. BBVA Francés believes that its Code of Conduct complies with the NYSE requirements.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Letter of Deloitte & Co. S.A. dated April 19, 2017 regarding change in the Bank’s independent registered public accounting firm

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

Date: April 19, 2017

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

Report of Independent Registered

PUBLIC ACCOUNTING Firm

To the President and Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires, Argentina

We have audited the accompanying consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2016 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2016 and 2015 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the three fiscal years in the period ended December 31, 2016, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Bank’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2017 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ DELOITTE & Co. S.A.

Buenos Aires – Argentina

April 19, 2017

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2016	2015
ASSETS
CASH AND DUE FROM BANKS	48,226,107	27,970,286
Cash	14,176,644	5,067,290
Due from banks and correspondents	34,049,463	22,902,996
Argentine Central Bank (BCRA)	31,268,051	22,584,758
Other local	113,958	2,532
Foreign	2,667,454	315,706
GOVERNMENT AND PRIVATE SECURITIES (Note 6.a)	12,738,809	14,422,191
Holdings booked at fair value	4,304,931	3,223,178
Holdings booked at amortized cost	904,089	164
Instruments issued by the BCRA	7,375,103	11,086,580
Investments in listed private securities	154,899	112,481
Less: Allowances	213	212
LOANS	78,889,921	56,563,321
To governmental sector	98,819	66,799
To financial sector	1,991,564	1,743,165
Inter-financial – (Calls granted)	404,085	184,500
Other financing to local financial institutions	1,442,702	1,340,586
Interest and listed-price differences accrued and pending of collection	144,777	218,079
To non-financial private sector and residents abroad:	78,417,690	55,859,298
Overdraft	9,546,565	6,739,426
Discounted instruments	10,896,722	9,559,666
Real estate mortgage	1,889,443	2,122,955
Collateral loans	5,628,320	4,567,505
Consumer	9,368,939	7,343,933
Credit cards	22,520,843	18,322,958
Other (Note 6.b)	17,754,130	6,510,536
Interest and listed-price differences accrued and pending of collection	1,142,074	908,684
Less: Interest documented together with main obligation	329,346	216,365
Less: Allowances	1,618,152	1,105,941
Carried forward	139,854,837	98,955,798

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2016	2015
Brought forward	139,854,837	98,955,798
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	2,427,906	3,728,874
Argentine Central Bank (BCRA)	928,612	926,177
Amounts receivable for spot and forward sales to be settled	204,296	1,108,744
Instruments to be received for spot and forward purchases to be settled	485,109	1,117,655
Unlisted corporate bonds	325,925	200,894
Non-deliverable forward transactions balances to be settled	34,561	33,150
Other receivables not covered by debtor classification regulations	12,156	—
Other receivables covered by debtor classification regulations	446,019	349,651
Less: Allowances	8,772	7,397
RECEIVABLES FROM FINANCIAL LEASES	2,046,971	2,407,451
Receivables from financial leases	2,048,800	2,407,614
Interest accrued pending of collection	26,620	29,661
Less: Allowances	28,449	29,824
INVESTMENTS IN OTHER COMPANIES	507,625	353,377
In Financial institutions (Note 6.c)	299,589	250,115
Other (Note 6.c)	208,041	103,267
Less: Allowances	5	5
OTHER RECEIVABLES	2,469,268	2,377,109
Other (Note 6.d)	3,186,645	2,750,501
Other interest accrued and pending collection	1,219	671
Less: Allowances	718,596	374,063
PREMISES AND EQUIPMENT	3,198,298	1,107,173
OTHER ASSETS (Note 24.7.2)	920,009	1,561,899
INTANGIBLE ASSETS	315,811	236,861
Goodwill	3,476	—
Organization and development expenses	312,335	236,861
SUSPENSE ITEMS	11,986	7,656
TOTAL ASSETS	151,752,711	110,736,198

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2016	2015
LIABILITIES
DEPOSITS	114,621,753	76,864,493
Governmental sector	2,640,909	3,116,576
Financial sector	247,891	94,643
Non-financial private sector and residents abroad:	111,732,953	73,653,274
Checking accounts	19,863,400	18,187,331
Savings deposits	42,577,203	22,451,097
Time deposits	35,148,553	31,194,298
Investments accounts	85,194	34,807
Other	13,429,450	1,271,170
Interest and listed—price differences accrued payable	629,153	514,571
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	13,785,682	15,032,048
Argentine Central Bank — Other	31,970	49,042
Banks and International Institutions	636,153	1,386,931
Non — subordinated corporate bonds	2,146,166	1,834,024
Amounts payable for spot and forward purchases to be settled	325,111	1,112,631
Instruments to be delivered for spot and forward sales to be settled	402,153	1,237,890
Financing received from Argentine financial institutions	771,130	398,008
Inter-financial - (Calls received)	14,300	43,000
Other financing from local financial institutions	756,808	354,845
Interest accrued payable	22	163
Non-deliverable forward transactions balances to be settled	6,128	1,116,953
Other (Note 6.e)	9,303,503	7,747,766
Interest and listed—Price differences accrued payable	163,368	148,803
OTHER LIABILITIES	4,815,144	3,706,604
Dividends payable	—	473,991
Fees payable	267	185
Other (Note 6.f)	4,814,877	3,232,428
ALLOWANCES	1,406,472	1,032,010
SUSPENSE ITEMS	43,484	46,544
TOTAL LIABILITIES	134,672,535	96,681,699
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	620,141	338,136
STOCKHOLDERS’ EQUITY	16,460,035	13,716,363
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	151,752,711	110,736,198

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2016 and 2015

Stated in thousands of Pesos

	December 31
	2016	2015
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	28,014,011	20,544,686
Guarantees received	26,909,908	18,986,357
Contra contingent debit accounts	1,104,103	1,558,329
Control	236,575,206	120,196,612
Receivables classified as non-recoverable	858,775	709,948
Other (Note 6.g)	234,030,247	116,961,972
Contra control debit accounts	1,686,184	2,524,692
Derivatives	7,790,974	12,683,860
“Notional” amount of non-deliverable forward transactions	2,623,708	5,876,854
Interest rate SWAP	1,980,362	963,368
Contra derivatives debit accounts	3,186,904	5,843,638
TOTAL	272,380,191	153,425,158
CREDIT ACCOUNTS
Contingent	28,014,011	20,544,686
Credit lines granted (unused portion) covered by debtor classification regulations	176,296	327,251
Guarantees provided to the BCRA	227,946	102,603
Other guarantees given covered by debtor classification regulations	264,058	342,972
Other guarantees given non-covered by debtor classification regulations	87,776	273,808
Other covered by debtor classification regulations	348,027	511,695
Contra contingent credit accounts	26,909,908	18,986,357
Control	236,575,206	120,196,612
Items to be credited	1,436,763	1,369,765
Other	249421	1,154,927
Contra control credit accounts	234,889,022	117,671,920
Derivatives	7,790,974	12,683,860
“Notional” amount of non-deliverable forward transactions	3,186,904	5,843,638
Contra derivatives credit accounts	4,604,070	6,840,222
TOTAL	272,380,191	153,425,158

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2016	2015	2014
FINANCIAL INCOME	22,679,938	16,564,779	13,276,999
Interest on loans to the financial sector	487,219	323,153	350,991
Interest on overdraft	3,416,893	2,195,640	2,058,145
Interest on discounted instruments	2,065,673	1,440,128	1,237,654
Interest on real estate mortgage	395,024	323,896	233,929
Interest on collateral loans	1,105,776	947,891	808,053
Interest on credit card loans	4,021,446	2,817,236	1,971,800
Interest on other loans	4,090,754	3,268,535	2,754,209
Interest on other receivables from financial transactions	830	246	3,839
Interest on financial leases	448,794	410,217	335,744
Income from Federal Government secured loans—Decree No. 1387/01	36,430	15,680	16,454
Net income from governmental and private securities	4,094,432	3,556,527	1,689,065
Indexation by Benchmark Stabilization Coefficient (CER)	576,363	188,906	307,143
Gold and foreign currency exchange difference	1,402,823	382,871	856,129
Other	537,481	693,853	653,844
FINANCIAL EXPENSES	10,255,842	7,121,001	5,660,119
Interest on savings deposits	33,503	22,682	18,695
Interest on time deposits	7,687,587	5,162,162	4,165,948
Interest on inter-financial financing - (Calls received)	60,612	26,617	18,323
Interest on other financing from financial institutions	150,191	63,430	73,674
Interest on other liabilities from financial transactions	578,972	484,009	443,200
Other interest	3,917	6,198	8,164
Indexation by CER	444	61	155
Contribution to the deposit guarantee fund	240,651	392,417	122,026
Other	1,499,965	963,425	809,934
GROSS INTERMEDIATION MARGIN—GAIN	12,424,096	9,443,778	7,616,880
ALLOWANCES FOR DOUBTFUL LOANS	1,054,828	637,017	574,663
SERVICE CHARGE INCOME	8,255,907	6,095,836	4,678,533
Related to lending transactions	3,781,719	2,664,491	2,076,200
Related to liability transactions	2,580,942	1,992,077	1,497,715
Other commissions	468,602	308,837	195,513
Other	1,424,644	1,130,431	909,105
Carried forward	19,625,175	14,902,597	11,720,750

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2016	2015	2014
Brought forward	19,625,175	14,902,597	11,720,750
SERVICE CHARGE EXPENSE	3,933,108	2,420,780	1,329,085
Commissions	3,036,242	1,825,973	872,368
Other (Note 6.h)	896,866	594,807	456,717
OPERATING EXPENSES	9,557,633	6,595,146	5,607,097
Payroll expenses	5,554,376	3,757,320	3,214,632
Fees to Bank Directors and Supervisory Committee	8,341	6,261	5,098
Other professional fees	158,736	105,008	71,760
Advertising and publicity	377,769	241,686	232,988
Taxes	913,654	676,716	493,795
Fixed assets depreciation	246,413	199,367	139,236
Organizational expenses amortization	78,415	66,809	58,355
Other operating expenses	1,277,336	912,253	749,196
Other	942,593	629,726	642,037
NET GAIN FROM FINANCIAL TRANSACTIONS	6,134,434	5,886,671	4,784,568
RESULTS ON MINORITY INTEREST IN SUBSIDIARIES	(106,220)	(136,071)	(103,663)
OTHER INCOME	1,167,798	611,171	531,267
Income from long-term investments	191,430	192,666	193,304
Punitive interests	39,621	32,320	27,232
Loans recovered and reversals of allowances	237,104	151,733	141,073
Other (Note 6.i)	699,643	234,452	169,658
OTHER EXPENSES	1,102,470	526,814	336,952
Punitive interests and charges paid to BCRA	1,705	32	22
Charge for uncollectibility of other receivables and other allowances	912,665	352,957	236,826
Amortization of difference arising from judicial resolutions	7,923	6,615	15,496
Depreciation and losses from miscellaneous assets	1,530	1,566	926
Goodwill amortization	120	—	—
Other (Note 6.j)	178,527	165,644	83,682
NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	6,093,542	5,834,957	4,875,220
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,449,870	2,050,470	1,670,724
NET INCOME FOR THE FISCAL YEAR	3,643,672	3,784,487	3,204,496
NET INCOME PER ORDINARY SHARE (1) (2)	6.79	7.05	5.97

(1)	See Note 24.13.

(2)	Stated in pesos.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS

For the fiscal years ended December 31, 2016, 2015 and 2014
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2016	2015	2014
CHANGES IN CASH AND ITS EQUIVALENTS
Cash and its equivalents at the beginning of fiscal year	28,363,286 (1)	12,951,964 (1)	13,603,620
Cash and its equivalents at the end of the fiscal year	48,856,107 (1)	28,363,286 (1)	12,951,964 (1)
Net increase / (decrease) in cash and its equivalents	20,492,821	15,411,322	(651,656)

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities
Net collections/ (payments) from:
- Governmental and private securities	5,777,814	767,825	(6,600,365)
- Loans	(4,559,752)	(2,748,992)	5,820,286
to financial sector	(84,701)	(614,149)	516,909
to non-financial public sector	37	(67)	14
to non-financial private sector and residents abroad	(4,475,088)	(2,134,776)	5,303,363
- Other receivables from financial transactions	(242,144)	(629,460)	(15,304)
- Receivables from financial leases	360,480	(334,209)	(295,464)
- Deposits	28,094,626	18,836,465	2,469,699
to financial sector	153,248	17,161	31,521
to non-financial public sector	(510,870)	2,100,601	(1,756,911)
to non-financial private sector and residents abroad	28,452,248	16,718,703	4,195,089
- Other liabilities from financial transactions	326,222	4,704,077	1,628,520
Financing from financial or inter-financial sector (calls received)	(28,700)	42,951	49
Others (except liabilities included in Financing Activities)	354,922	4,661,126	1,628,471
Collections related to service charge income	8,262,943	6,117,192	4,639,429
Payments related to service charge expense	(3,929,469)	(2,423,411)	(1,327,357)
Operating expenses paid	(8,932,771)	(6,185,266)	(5,266,274)
Organizational and development expenses paid	(161,812)	(84,461)	(39,734)
Net collections from punitive interest	35,508	29,888	24,678
Differences from judicial resolutions paid	(7,923)	(6,615)	(15,496)
Collections of dividends from other companies	207,404	49,915	54,776
Other collections related to other income and expenses	894,352	406,214	407,035
Net cash flows provided by operating activities	26,125,478	18,499,162	1,484,429

Investment activities
Net payments from premises and equipment	(419,649)	(282,772)	(300,367)
Net payments from other assets	(1,296,999)	(529,305)	(621,807)
Payments for purchase of investment in other companies	(53,040)	—	—
Other payments from investment activities	(703,808)	(1,134,776)	(520,598)
Net cash flows used in investment activities	(2,473,496)	(1,946,853)	(1,442,772)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014
Stated in thousands of Pesos

	Fiscal year ended December 31,
	2016	2015	2014
Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	312,142	(34,410)	677,673
- BCRA	(16,884)	(23,885)	(20,477)
Others	(16,884)	(23,885)	(20,477)
- Banks and international agencies	(790,629)	980,900	299,853
- Financing received from local financial institutions	401,963	230,470	(301,863)
Dividends paid in cash	(1,463,992)	—	(28,800)
Other payments from financing activities	(1,601,761)	(2,294,062)	(1,319,699)
Net cash flows used in financing activities	(3,159,161)	(1,140,987)	(693,313)

Financial results and results from holdings of cash and its equivalents (including interest)	—	—	—

Net increase / (decrease) in cash and its equivalents	20,492,821	15,411,322	(651,656)

(1)	See Note 3.4.20.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOWS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At December 31, 2016, 2015 and 2014 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 24.6).

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

At December 31, 2016, 2015 and 2014, taxes paid amounted to 4,594,112, 4,290,652 and 2,875,801, respectively. At such dates, interest-paid amounted to 9,130,798, 5,939,645 and 5,037,397, respectively.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unappropriated earnings	Total

Balances at December 31, 2013	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244	7,156,180
Decisions of Stockholders’ Meeting of April 10, 2014:
- Dividends paid in cash	—	—	—	—	—	(28,800)	(28,800)
- Legal Reserve	—	—	—	404,849	—	(404,849)	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,590,595	(1,590,595)	—
Net income for the fiscal year	—	—	—	—	—	3,204,496	3,204,496
Balances at December 31, 2014	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876
Decisions of Stockholders’ Meeting of April 7, 2015:
- Dividends paid in cash	—	—	—	—	—	(400,000)	(400,000)
- Legal Reserve	—	—	—	640,899	—	(640,899)	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,163,597	(2,163,597)	—
Net income for the fiscal year	—	—	—	—	—	3,784,487	3,784,487
Balances at December 31, 2015	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363
Decisions of Stockholders’ Meeting of April 26, 2016:
- Dividends paid in cash	—	—	—	—	—	(900,000)	(900,000)
- Legal Reserve	—	—	—	756,897	—	(756,897)	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,127,590	(2,127,590)	—
Net income for the fiscal year	—	—	—	—	—	3,643,672	3,643,672
Balances at December 31, 2016	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035

(1)	See Note 1.2.

The accompanying Notes 1 to 25 are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

Since December, 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA), which controls the Bank, direct and indirectly, with 75.95% of the corporate stock of December 31, 2016.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2.	Stockholders’ Equity

1.2.1.	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total

Capital Stock as of December 31, 2011:				536,878

03-26-2012	03-27-2014	(1)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878

(1)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.2.2.	Authorized and issued shares

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

As of December 31, 2016 the capital stock of the Bank consists of 536,877,850 Ordinary Shares, par value 1.00 each, all of which are issued and available to stockholders.

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

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

c)	The inflation adjustment related to the increase in capital stock restated as mentioned in Note 3.2. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each fiscal year.

The composition of “Adjustments to stockholders’ equity” is as follows:

December 31, 2016 and 2015
Adjustment to equity fund appraisal revaluation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)
Total	312,979

1.2.4.	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares subscription (value 1 per share), at 3.59 each, the Bank received 590,996 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares subscription (value 1 per share) at 3.53 each, the Bank received 261,179 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares subscription (value 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares that had been recorded under the “Issuance Premiums” account, totalizing 182,511 at December 31, 2016.

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

1.5.	Registration with CNV as Settlement and Clearing Agent – Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Percentage participation
	Principal Activity	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2016	2015	2016	2015	2016	2015
BBVA Francés Valores S.A.	Stockbroker	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services S.A.	Financial institution	Common	23,970,000	—	51.0000	—	51.0000	—
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Fund Manager	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	It has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

2.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2016.

Investment	Country	% of Shares Owned	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	295,599
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	109,782
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	10,581
Prisma Medios de Pagos S.A.	Argentina	10.48%	Credit card issuer	20,514
Sedesa S.A.	Argentina	8.86%	Deposit guarantee fund	89
Coelsa S.A.	Argentina	8.44%	Clearing house	58
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of presentation

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its Spanish accronym), the Bank has consolidated - line by line - its balance sheets, statements of operations and cash and cash equivalents flows as of December 31, 2016, 2015 and 2014, as per the following detail:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2016, 2015 and 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2016, 2015 and 2014.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

c)	With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of December 31, 2016. Given that this Company was acquired on September 26, 2016, the income/(loss) and the changes in cash flows were consolidated only in the period beginning on September 26, 2016 and ending on December 31, 2016.

The results and cash and cash equivalents flows of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) has been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of the twelve-month periods ended on December 31, 2016, 2015 and 2014.

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

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment should be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation. This circumstance should be taken into account by users of these financial statements.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2016 include comparative information with the Consolidated Financial Statements as of December 31, 2015 and 2014.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2016 and 2015, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

3.4.2.	Governmental and private securities

a)	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2016 and 2015. Differences in listed prices were credited/charged to income for each fiscal year.

b)	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2016 and 2015, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

c)	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as December 31, 2016 and 2015. Differences in listed prices were charged to income for each fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

3.4.3.	Governmental loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2016 and 2015, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

3.4.4.	Benchmark stabilization coefficient (CER)

As of December 31, 2016 and 2015, receivables and payables have been adjusted to the CER as follows:

a)	Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

b)	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

c)	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2016 and 2015.

3.4.5.	Allowance for loans losses and contingent commitments

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

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2016 and 2015.

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

For the fiscal years ended December 31, 2016, 2015 and 2014

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

Forward sales and purchases of securities were valued as follows:

a)	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

b)	Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2016 and 2015, they were valued according to the method described in Note 3.4.2.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2016 and 2015.

3.4.10.	Receivables from financial leases

As of December 31, 2016 and 2015, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

a)	Prisma Medios de Pago S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2016 and 2015 were valued by the equity method, after adjustments to the BCRA accounting standards if applicable, at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

d)	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

e)	SWIFT SCRL: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 3.4.1.

f)	Other: as of December 31, 2016 and 2015 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

3.4.13.	Intangible assets

a)	Organization and development expenses: they were valued at cost less accumulated depreciation calculated in proportion to the months of estimated useful life.

b)	Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera SA, at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months.

3.4.14.	Derivative transactions

Interest rate swaps and Forward transactions:

(i)	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the fiscal year.

(ii)	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

Repo and Reverse Repo transactions:

As of December 31, 2016 and 2015, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

3.4.15.	Employee termination pay

The Bank expenses employee termination pay as disbursed.

3.4.16.	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2016 and 2015.

3.4.17.	Allowance for other contingencies

a)	Claims brought by Consumer Groups: several consumer protection groups have brought claims against the Bank on behalf of consumers for undetermined amounts in connection with certain financial charges. The Bank and its legal advisors have reviewed and answered to such claims, rejecting the arguments of these consumer groups pursuant to the applicable laws and on grounds that the claims were not legitimate and were barred by the statute of limitations. Therefore, no significant adverse financial impact are expected in this regard.

b)	It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

3.4.18.	Stockholders’ equity accounts

They are restated as explained in Note 3.2. except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

3.4.19.	Statements of Operations Accounts

a)	As of December 31, 2016, 2015 and 2014, accounts accruing monetary transactions [financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.] were computed on the basis of their monthly accrual at historical rates.

b)	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 3.2.

c)	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.2.

3.4.20.	Consolidated Statements of Cash and Cash Equivalents Flows

The Consolidated Statements of Cash and Cash Equivalents Flows as of December 31, 2016, 2015 and 2014 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and its equivalents:

	December 31,
	2016	2015	2014

a) Cash and due from banks	48,226,107	27,970,286	12,559,464

b) Loans to financial sector, call granted maturity date less than three months as from the end of each fiscal year	630,000	393,000	392,500

CASH AND ITS EQUIVALENTS	48,856,107	28,363,286	12,951,964

Item b) is considered to be cash equivalents under BCRA standards because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each fiscal year date.

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

As already indicated herein below, in Note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 593,924 and 266,690 as of December 31, 2016 and 2015, respectively, should be reversed.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Moreover, the effect on the income statement of the fiscal year ended December 31, 2016 and 2015 would have been 327,234 and 13,813, respectively.

b)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2016 and 2015, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 33,103 and 32,906, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended ended December 31, 2016, 2015 and 2014 would have been 197 (loss), 41,719 (loss) and 26,366 (income), respectively.

4.2.	Other differences with respect to generally accepted accounting principles effective in Argentina, related to subsidiaries

Arising from the application of the accounting standards laid down by BCRA and the Argentine Professional Accounting Standards:

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,711 and 3,764 as of December 31, 2016 and 2015, respectively.

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

As of December 31, 2016, 2015 and 2014, the Bank recorded 2,449,870, 2,050,470 and 1,670,724, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2016 and 2015, the Bank has booked 1,137,807 and 517,823, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

As of December 31, 2016 and 2015, the Bank recorded under Other Receivables a taxable deferred asset amounting 637,440 and 301,081, respectively. Such amounts are made up as follows:

	December 31,
	2016	2015
Deferred tax assets	1,063,229	671,959
Deferred tax liabilities	(433,378)	(370,878)

Net deferred assets	637,440	301,081
Allowance	(634,276)	(301,081)
Net deferred liabilities	(7,589)	(1,529)

5.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25.063 in the year ended December 31, 1998, for a ten-year term, On December 19, 2008 Law Nr. 26.426 established a one-year extension in TOMPI until December 30, 2009, In turn, Law Nr. 26.545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period, This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets, Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes, The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones, However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

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

As of December 31, 2016 and 2015, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

5.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003, The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure,

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)	Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010, The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit, dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of those accounts:

	December 31,
	2016	2015
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings booked at fair value

Secured Bonds due in 2020	1,737,508	1,540,136
Federal Government Bonds adjusted by CER due 2021	649,721	—
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	542,000	—
National Treasury Bonds fixed rate maturing 2021	327,356	—
Peso-denominated Discount governed by Argentine Law maturing in 2033	227,048	432,131
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	219,240	—
Federal Government Bonds in US Dollar 7% maturing in 2017	197,363	11,220
National Treasury Bonds fixed rate maturing 2023	193,022	—
Federal Government Bonds Pesos Badlar + 300 bp maturing in 2017	—	519,214
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	—	232,675
Argentine Bond of Saving towards economic development	—	201,993
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	—	117,593
Federal Government Bonds in US Dollars 0.75% due 2017	—	70,053
US Dollar-linked Argentine Government Bond at 1.75% maturing in 2016	—	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	—	31,725
Consolidation Bonds – sixth series	—	21,120
Federal Government Bonds in US Dollars 8.75% due 2024	—	4,310
Other	211,673	2,458
Total	4,304,931	3,223,178

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2016	2015
Holdings booked at amortized cost

Treasury Bills in US Dollar maturing 03/20/2017	787,486	—
Debt Securities of the Province of Buenos Aires in pesos Series II	100,277	—
Other	16,326	164
Total	904,089	164

Instruments issued by the BCRA

BCRA Bills (LEBAC)	7,375,103	11,086,580
Total	7,375,103	11,086,580

Investments in listed private securities

FBA Ahorro Pesos Investment Fund	121,775	97,943
FBA Bonos Argentina Investment Fund	17,600	13,020
FBA Renta Pesos Plus Investment Fund	10,083	—
Other	5,441	1,518
Total	154,899	112,481

Allowances	(213)	(212)

Total	12,738,809	14,422,191

b) LOANS – Other

Loans for prefinancing and export financing	8,486,700	1,530,180
Other fixed-rate financial loans	2,948,343	1,996,772
Financial loans communication "A" 5319	1,936,170	2,039,062
Loans to financial entities not resident in Argentina	1,674,658	82,889
Other loans to Concessionaires F.P.	1,454,016	—
Other loans at reduced rate	208,399	49,462
Other	1,045,844	812,171
	17,754,130	6,510,536

c) INVESTMENTS IN OTHER COMPANIES

In Financial institutions

Rombo Cía. Financiera Argentina SA	295,599	246,841
Banco Latinoamericano de Comercio Exterior SA	3,990	3,274
	299,589	250,115

Other

In other non-controlled companies- unlisted	109,981	59,186
In non-controlled companies-supplementary activities	98,060	44,081
Total	208,041	103,267

d) OTHER RECEIVABLES – Other

Guarantee deposits	1,120,490	733,597
Tax prepayments	667,314	298,586
Miscellaneous receivables	637,255	940,360
Prepayments	404,927	502,503
Loans to personnel	175,507	166,143
Advances to personnel	118,544	97,777
Other	62,608	11,535
Total	3,186,645	2,750,501

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2016	2015
e) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Accounts payable for credit card consumption	4,724,388	3,171,773
Collections and other operations for the account of third parties	1,569,700	1,778,719
Other withholdings and collections at source	1,320,614	985,654
Money orders payable	538,216	1,405,633
Loans received from Argentine Technological Fund (FONTAR and Banco de Inversión y Comercio Exterior (“BICE”))	369,284	42,526
Fees collected in advance	332,523	131,299
Pending Banelco debit transactions	147,393	143,161
Third-party collection Floor Planning VW	137,134	—
Loans received from Interamerican Development Bank (IDB)	17,567	6,983
Accrued commissions payable	16,274	4,705
Social security payment orders pending settlement	14,945	8,471
Funds raised from third parties	13,392	17,800
Other	102,073	51,042
Total	9,303,503	7,747,766

f) OTHER LIABILITIES – Other

Accrued taxes	1,561,214	866,450
Miscellaneous payables	1,294,341	868,507
Accrued salaries and payroll taxes	984,983	684,949
Amounts collected in advance	969,780	808,695
Other	4,559	3,827
Total	4,814,877	3,232,428

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	118,909,223	84,155,252
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	101,831,865	25,005,318
Checks not yet credited	9,756,237	5,385,156
Collections items	1,264,327	538,366
Checks drawn on the Bank pending clearing	1,125,465	666,247
Cash in custody on behalf of the BCRA	920,400	1,009,188
Other	222,730	202,445
Total	234,030,247	116,961,972

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2016	2015	2014
h) SERVICE CHARGE EXPENSE - Other

Turn-over tax	566,787	417,365	327,648
Insurance paid on lease transactions	199,843	152,015	113,475
Insurance paid for debtors´ life insurance	88,332	—	—
Other	41,904	25,427	15,594
Total	896,866	594,807	456,717

i) OTHER INCOME – Other

Deferred income tax (1)	327,423	6,800	8,400
Income from the Credit Card Guarantee Fund	151,343	64,609	55,249
Related parties expenses recovery	64,820	59,432	30,746
Interest on loans to personnel	26,751	28,812	30,830
Income from payment orders	18,691	106	129
Rent	2,830	2,448	2,331
Other	107,785	72,245	41,973
Total	699,643	234,452	169,658
(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances account, under the caption Other expenses.

j) OTHER EXPENSE - Other

Insurance losses	33,540	19,378	10,103
Donations	27,545	22,290	16,221
Turn-over tax	17,800	10,141	9,717
Private health insurance for former employees	17,206	14,541	9,706
Unrecoverable legal costs	8,835	—	60
Charge for administrative, disciplinary and criminal penalties (2)	5,000	48,817	—
Credit-card related stamp tax	—	—	4,292
Other	68,601	50,477	33,583
Total	178,527	165,644	83,682
(2) See Note 7.1

NOTE 7— PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689, as amended of BCRA, the following is a summary of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, of wich the Bank has been notified:

7.1.	Penalties enforced against the Bank

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. On October 6, 2016, the Economic Criminal Court No. 4, Secretariat No. 7 of C.A.B.A. issued a sentence which condemns the payment of a fine for the amount of 5,000 to BBVA Banco Francés S.A. and to each of the officers summarized. On October 21, 2016, the Entity lodged an appeal against the judgment and argued that the legal asset protected by the Argentine Central Bank had gone neither through

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

an abstract danger situation nor through a specific danger situation. To date, the action is pending before the Court of Appeals in Criminal and Commercial Matters, Division A, File No.362/2016. Given that the trial prosecutor did not appeal against the currently pending action, the punishment might be either the reduction or confirmation of these sums of money for the Court of Appeals has no authority to increase the fine.

7.2.	Administrative Proceedings commenced by the BCRA

a)	“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

b)	“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16.377/2016.

c)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under N., 4524, File N° 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court N° 1, Criminal department of the city of Mendoza, File No. 23,461/2015.

d)	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

e)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The discovery period was declared closed by the Argentine Central Bank. To date, the case is being heard by Federal Court No. 4, Division No. 8 of the City of Buenos Aires, under file No. 1.308/2016.

f)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2016 and 2015, there are Bank’s assets which are restricted as follows:

a)	The Government and Private Securities account includes 227,946 in Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021, as of December 31, 2016. At the end of the previous fiscal year, includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016. They were allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)	The Bank appropriated 41,997 and 19,983, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 45,717 and 253,764, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 2,049,102 and 1,659,774, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

e)	BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A. booked in the amount of 66,400 and 22,000 as of December 31, 2016 and 2015, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

That Company was incorporated in August 1995 and the Bank holds a 8.8649% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand, Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders, In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions were required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

NOTE 10—TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks, Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned, As of December 31, 2016 and 2015, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2016 and 2015.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom, The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate, The trust assets represent 152,337 and 151,400 as of December 31, 2016 and 2015, respectively, and consist of cash, creditors’ rights, real estate and shares.

NOTE 11—CORPORATE BONDS

11.1.	BBVA Francés

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares, During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000 (or the equivalent thereof in other currencies), The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

The following is a detail of the Corporate Bonds outstanding as of December 31, 2016 and 2015:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly
Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4.00% per annum	Quarterly
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3.50% per annum	Quarterly
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4.08% per annum	Quarterly
Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2.40% per annum	Quarterly
Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3.23% per annum	Quarterly
Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2.75% per annum	Quarterly
Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3.50% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 7, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

issuance of Class 15, 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of December 31, 2016 and 2015, the outstanding principal and accrued interest amounts to 1,798,353 (in connection with Class 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the Corporate Bonds) and 1,799,245 (in connection with Class, 7, 9, 10, 11, 12, 13,15,16,17 and 18 of the Corporate Bonds), respectively.

11.2.	PSA Finance Argentina Compañía Financiera S.A.

On July 24, 2008, the General Shareholders Meeting authorized the issuance of Corporate Bonds for an amount of up to 300,000 or its equivalent in other currencies within the framework of a Global Program according to Law No. 23,576, as amended by complementary and regulatory rules. The Shareholders Meeting approved the application for access to the public offer system in order to create such program before the CNV.

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

As of December 31, 2016 and 2015, the characteristics of each of the corporate bond series so issued are detailed below:

Name	Date of Issuance	Nominal Value	Due date	Rate	Residual Nominal Value at 12/31/16	Residual Nominal Value at 12/31/15
Series XIX	05/15/2015	100,000	05/15/2016	Fixed Rate 26.75%	—	100,000
Serie XX	05/10/2016	150,000	11/10/2017	Badlar + 3.90%	150,000	—
Serie XXI	11/15/2016	129,000	11/15/2017	Fixed Rate 23.75%	129,000	—
Serie XXII	11/15/2016	121,000	05/15/2018	Badlar + 3.25%	121,000	—
		TOTAL			400,000	100,00

As of December 31, 2016 and 2015, the balance of capital and interest accrued at year end amounts to 412,725 and 103,317, respectively.

According to the provisions of the Corporate Bonds Law and BCRA regulations, the funds obtained from all the series were applied to the granting of loans for the purchase of motor vehicles.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,713,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 3.4.14.(i) recognizing the amount of 6,432 as income for the fiscal year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The estimated fair value of said instruments amounts to 27,548 (Liabilities), For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,956,278.

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

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

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii). As of the end of the fiscal year, they generated a gain of 221,078.

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 70,390 as income for fiscal year.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 141,395 as expense for the fiscal year.

▪	Transactions as of December 31, 2015:

a)	Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

b)	Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

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

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,876,854 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii) As of the end of fiscal year, they generated a gain of 500,661.

d)	The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e)	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 20,500 and the minimum of liquid assets required by those rules would be 10,250, this amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2016 and 2015, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2.	The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2016 and 2015, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Bonos Argentina”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas”, “FBA Renta Pesos Plus”, “FBA Renta Mixta” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 16,665,210 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	December 31,
Name of Mutual Fund	2016	2015
FBA Ahorro Pesos	11,269,857	5,458,819
FBA Bonos Argentina	2,793,125	269,797
FBA Renta Pesos	2,609,965	2,559,447
FBA Calificado	393,708	299,372
FBA Horizonte	252,402	191,003
FBA Acciones Latinoamericanas	101,400	64,063
FBA Acciones Argentinas	35,594	3,066
FBA Renta Pesos Plus	10,083	—
FBA Renta Mixta	9,055	—
FBA Bonos Globales	282	217
Total	17,475,471	8,845,784

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

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, on March 30, 2017 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 728,734 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with the provisions of current regulations on “Distribution of results” of the Central Bank for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions in order to verify the correct application of the method described by the same for the distribution of results.

On February 21, 2017 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of 911,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to 1.69685 per share.

On March 30, 2017 at the Bank’s Ordinary and Extraordinary Shareholders’ Meeting, it was approved that such distribution is subject to the prior authorization of the BCRA.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA), As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

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

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2016	2015
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	2,784	8,970
BBVA Francés Valores S.A.	2,905	1,289
PSA Finance Argentina Cía. Financiera S.A.	352,404	327,554
Volkswagen Financial Services Cía. Financiera S.A.	261,707	—
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	341	323
TOTAL	620,141	338,136

NOTE 17—ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2016 and 2015:

	December 31,
	2016	2015
COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	838,156	711,241
Other Checking Accounts in local financial entities	113,152	—
BCRA Checking Account	12,270,566	10,023,347
TOTAL	13,071,477	10,734,588

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Special Guarantee Accounts	76,431	52,697
Other Checking Accounts in local financial entities	171	—
BCRA Checking Account	18,836,305	12,460,754
TOTAL	18,912,907	12,513,451

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
BCRA Checking Account	160,628	75,574
TOTAL	160,628	75,574

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

NOTE 18—THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION No. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

NOTE 19—PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution No. 332, the Argentine Central Bank approved the transaction above mentioned. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. Such modification is authorized by B.C.R.A. and has been registered with the General Inspection of Justice on November 14, 2016 under the number 22302 of book 82 of Societies for Shares.

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

NOTE 20—RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Internal Control and Global Management.

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

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers based on the amount of the transaction and on the opinion yielded by the set of evaluation tools known as “SAVERF” (for retail) and “Rating” (for wholesale). Any application that receives a "study/reject" opinion from any of the evaluation tools must be analyzed by the Central Admission specialists.

Any exceptions to the polices currently in force are addressed by the Risk Management Committee and/or by the Technical Committee of Local Operations.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

During 2016, Retail Risk put in place a new pro-active scoring system which is applied to mass campaigns targeted to customers, which resulted in improved risk differentiation and, hence, in an increase in the number and quality of the offerings.

The Bank has started to offer UVA mortgage loans pro-actively to a selection of customers, a product that gained momentum by the end of 2016, while it is being included in the automatic evaluation of product offers to clients.

The Bank has supported the boost of digital sales of credit cards by developing online evaluation engines and features to enter into loan agreements offered to its customers by Internet.

b)	Financial Risk

Financial Risk is the unit responsible for managing Market Risk (including Counterparty Risk and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks), Capital Self-Assessment and Stress scenarios.

Market Risk

The market risk is the possibility of suffering loses in the value of a portfolio as a result of adverse fluctuation in the market price.

For managing market risk, the VaR (“Value at Risk”) indicator is used as it is the basic unit for measuring and managing this risk in so far as it estimates the maximum expected loss with a 99% confidence level that can be seen in the market positions of a portfolio given a one-day time horizon. The volatility in risk factors used by the model is calculated using a historical 2-year window. The Market Risk model is periodically validated through back-testing.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria.

-	LCR (Liquidity Coverage Ratio): BBVA Francés fully applies and meets the requirements of this ratio as defined by Basel and incorporated by the Argentine Central Bank

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés' exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

The main indicators to follow up on this type of risk are the following: a) Economic Capital per structural interest rate risk, and b) Financial margin sensitivity.

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

Internal Control

The Risk Departament, in accordance with international standards and the Argentine Central Bank’s requirements established by the B.C.R.A., the functions on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

The Internal Validation function is ensuring that internal risk models of the BBVA Francés are suitable for use in risk management.

Regarding the Internal Control and Operational Risk function, is based on a scheme Control Specialist and Operational Risk Managers, in the areas of business.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Global Management

The area is responsible for the procedures that control the operating ratios associated to credit risk grading and diversification, provisioning, determination of risk quotas by industry segment and by type of funding.

Additionally performs the function of generating reporting for Risk Management in order to decision-making in compliance with internal credit policies and control bodies, reviewing processes and proposing alternatives.

In 2016, the Bank started to make efforts to comply with the Data Aggregation Principles (RDA), and to make the necessary changes to conform to the International Financial Reporting Standards (IFRS) issued by the IASB.

NOTE 21—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2016 and 2015 for transactions performed with parents and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2016	2015	2016	2015	2016	2015

BBVA	405,414	3,552	272,973	268,696	126,657	85,462
BBVA Consolidar Seguros S.A.	15,395	16,611	7,453	12,742	45,931	22,544
Rombo Cía. Financiera S.A.	464,853	1,032,918	10,656	17,407	816,278	296,300
BBVAmérica S.L.	—	—	—	119,253	14,695,665	14,379,085

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

Additionally loans were granted to Key Management Personnel by 18,484 and 17,896 as of December 31, 2016 and 2015, respectively.

The net income as of December 31, 2016, 2015 and 2014, for transactions performed with parents and affiliates are as follows:

	Net income (1)
	2016	2015	2014
Income	565,840	605,219	610,747
Expenses	65,610	(97,609)	(55,214)
	500,230	507,610	555,533

(1)       All the concerted operations have been contracted according with market’s conditions.

NOTE 22—TRANSPARENT CORPORATE GOVERNANCE POLICY

▪	THE BOARD OF DIRECTORS

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The table below indicates the names of the members of our Board of Directors, their position in the company as of December 31, 2016 and their business background.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Name	Position as of December 31, 2016	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Regular Director, Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Alfredo Castillo Triguero	Vice Chairman 1°

Business experience: Risk Executive Officer and Audit Executive Officer, BBVA Bancomer; Executive Vice-president of Finance, BBVA Banco Provincial de Venezuela; member of the board of directors at several companies, GrupoFinanciero BBVA Bancomer and BBVA Colombia; Executive Vice-president of Finance, BBVA Banco Ganadero de Colombia

Meets the independence criteria to be considered as an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°

Business experience: Vice-president, PSA Finance Argentina Cia. Financiera S.A.; Vice-president at the Board of Directors, Fundación Banco Francés; Regular Director, Rombo Compañía Financiera S.A.; Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

He is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Director, PSA Finance Argentina Compañía Financiera S.A.; Director, Rombo Compañía Financiera S.A.; member of Banco Francés foundation; Director of Media and Director of Human Resources and Services, BBVAFrancés.

He does not meet the requirements independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member, Committee of Financial Services, Pistrelli Díaz y Asoc. for twenty years. Partner in charge of the Financial Services Division in Argentina and Latin America, and member of the Financial Services Executive Committee at worldwide. Independent director, Zurich Argentina Compañía de Seguros and Zurich Compañía de Reaseguros.

He meets the requirements of an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Juan Manuel Ballesteros Castellano	Regular Director

Business experience: Director of Organization, Banco Bilbao Vizcaya Argentaria; Director of Human Resources, Banco Bilbao Vizcaya Argentaria.

He meets the requirements of an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Javier Pérez Cardete	Alternate Director

Business experience: Director of the Southern and Eastern Regions, Banco Bilbao Vizcaya Argentaria; Regional Director, Banco Bilbao Vizcaya Argentaria; Head of Risks in Valencia.

He meets the requirements of an independent director pursuant to General Resolution No. 622/13 (as revised in 2013).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

▪	SENIOR MANAGEMENT

Senior Management is made up by the Chief Executive Officer and by those executive officers who have decision-making powers and who report directly to the Chief Executive Officer.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Name	Position as of December 31, 2016	Background and Work Experience

Martín Ezequiel Zarich	Chief Executive Officer	Alternate Director of BBVA Francés; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director of BBVA Francés Valores S.A., Member of the Board of Directors of Fundación Banco Francés, Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.

Ignacio Sanz y Arcelus	Director, Finance and Planning

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

Jorge Alberto Bledel	Director, Business Development and Digital Banking	Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.
Gustavo Osvaldo Fernández	Director, Talent and Culture

Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking	Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant, Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.
Gustavo Siciliano	Director, Systems and Operations

Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director, Risks

Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Director, Commercial

Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

▪	BBVA FRANCES’S OWNERSHIP STRUCTURE

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2016, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2016
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,060,144	29.81
The Bank of New York Mellon (2)	52,302,192	9.74
Administración Nacional de Seguridad Social (Argentine Social Security Authority)	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

▪	ORGANIZATIONAL STRUCTURE

▪	COMMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMMITTEE (I) – LAW No. 26,831 (CNV/SEC)

The Audit Committee (C.N.V./S.E.C.) BBVA Banco Frances is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV , with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

In the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for, set the agenda of, and preside over the meetings.

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

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés’ Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

-	Ensuring that the HR policy does not embrace any form of discrimination;

-	Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation

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

c)	AUDIT COMMITTEE (II) (BCRA)

According to the Argentine Central Bank’s regulations, the Internal Audit Committee de BBVA Banco Francés. is composed of the officials determined the board must integrate at least the same, have two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the BCRA and by internal regulations.

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

▪	OTHER COMMITTEES

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies, the Argentine Central Bank, the Financial Information Unit, the CNV, etc

a)	COMMITTEE FOR THE PREVENTION OF MONEY LAUNDERING AND TERRORISM FINANCING

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

-	Identifying any relevant situation that may occur in this regard in their respective areas;

-	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head

b)	INFORMATION TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology Architecture and Infrastructure Manager, the Systems Manager and the Security, IT Risks and PMO Manager.

Specifically, this Committee shall be in charge of:

-	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

-	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

-	Reviewing the reports issued by the auditors in connection with the Information Technology and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

-	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

-	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

-	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance

c)	DISCLOSURE COMMITTEE

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F.

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

d)	REGULATORY COMPLIANCE COMMITTEE

This Committee is made up by three Regular Directors, the Executive Director or General Manager, the Assistant Director of Regulatory Compliance, the Commercial Director, the Finance and Planning Director and the Assistant Director of Legal Services.

Its main functions are:

-	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.

-	To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

-	To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

-	To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

-	To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware, as a consequence of performing the functions within their respective areas or as a consequence of having received the notices referred to in paragraph 6.28. of the Code of Conduct.

-	With respect to those circumstances that may entail significant risks to Grupo BBVA in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the statements reflect whatever should be relevant.

-	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

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

The quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members.

e)	RISK COMMITTEES

1)       Risk Management Committe

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the Chief Executive Officer or General Manager, Risk Director, Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager ; the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Global Management, Head of the Area of the issue under discussion and Speaker (specific attendants).

The Committee’s main functions are the following:

-	Approving all such Clients’ or Business Groups’ operations and Financial Programs of Corporate and Investment Management in excess of the limits of authorization vested upon the Committee of Credit Risk, Financial Entities and Issuer Risk, and all such decisions made out of the local scope; all such operations that are not included in the preceding item which, due to their special or exceptional nature, should be dealt with by such committee.

-	Approving individual and corporate clients’ refinance transactions, settlements and charge-offs, as per the effective Delegation Rule;

-	Approving the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers);

-	Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

-	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.

-	Approve asset allocation limits, PLP’s and stress testing.

-	Approve the delegation of authority (the delegation amounts shall be set and revised by the Committee), as well as the release thereof in the applicable implementing regulations to be subsequently ratified by the Board of Directors.

-	Approving portfolio selling processes and portfolio performance and the realization of assets taken as credit collateral;

-	Convening the Crisis Committee, if deemed necessary or at the request of the Wholesale or Retail Monitoring Committee, and approving the actions defined by said Committee to mitigate the risk alerts previously discussed with the respective Monitoring Committees; and

-	Such other issues not be dealt with by this Committee are expressly delegated to the Technical Committee of Local Operations.

The Committee shall be presided over by the President (Chief Executive Officer or General Manager) and shall have a Secretary (Head of the Global Management) who, among other things, shall establish the agenda items and prepare the minutes for each issue discussed, along with the decisions made in each case. In the absence of the Chairman, his/her role shall be jointly performed by two permanent attendants (including optional attendants or attendants invited to the meeting to discuss specific issues). The Committee shall meet twice per week. If an urgent meeting is warranted, such meeting shall be convened on an extraordinary basis.

2)       Technical Committee of Local Operations

This Committee is comprised by the Risk Director, Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Global Management, Head of the Area of the issue under discussion and Speaker (specific attendants).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The Committee reviews operations for up to US$ 40 million and its main functions are the following:

-	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

-	Approving extensions, short-term renewals and changes to short-term operations and Financial Programs and changes to Clients’ or Business Groups’ operations and Financial Programs in excess of the Wholesale Credit Risk Committee’s delegated authority;

-	Approving individual and corporate clients’ refinance transactions, settlements and charge-offs;

-	Approving renewals and extensions of pre-approved or mass campaigns.

The Committee’s meetings shall be presided over by the President (Risk Director), with the attendance of a Secretary (Head of the Global Management) who, among other things, shall establish the agenda items and prepare the minutes. In the absence of the Chairman, his/her role shall be jointly performed by two permanent attendants (including optional attendants or attendants invited to the meeting to discuss specific issues)

Decisions shall be made unanimously or by absolute majority with the President’s favorable vote.

The quorum is constituted with the presence of at least two regular members (including the attendants called for to deal with specific matters) and two specific attendants.

The Committee shall meet on a weekly basis.

f)	CORPORATE ASSURANCE COMMITTEE

This Committee is comprised by the Executive Director as President, members of the Management Committee as Regular Members, and the Committee´s Secretariat in charge of the Audit Director.

Its main functions are the following:

-	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

-	Ensure the implementation and conservation of the Corporate Assurance model across the entities comprising the BBVA Group.

-	Setting priorities as to the control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

-	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

-	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

-	Timely following up on the agreed-up risk mitigation action plans;

-	Communicating the actions taken to the specialists and Business Units;

-	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

-	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

g)	INTEGRITY, MARKET BEHAVIOR, CUSTOMER COMPLIANCE, PERSONAL DATA PROTECTION AND REGULATORY OVERSIGHT COMMITTEE

This committee is comprised by: (i) the Regular Director of BBVA Francés S.A., in its capacity as Chief Compliance Officer; (ii) the ultimate head of Regulatory Compliance; (iii) a Regular Director and (iv) the Head of Integrity, Market Conduct, Customer Compliance, Data Protection and Regulatory Oversight.

Its main functions are the following:

-	Set action plans and continuously review their progress;

-	Agree upon anti-money laundering actions to be considered in cases involving employees and suppliers;

-	Foster the adoption of the necessary actions to address ethically questionable situations;

-	Adopt the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

-	Foster action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

This Committee will meet on a monthly basis.

h)	ASSET & LIABILITY COMMITTEE

This committee is comprised by: (i) the Chief Executive Officer; (ii) the Chief Business Development and Digital Banking Officer; (iii) the Chief Financial and Planning Officer; (iv) the Chief Risk Officer; (v) the Commercial Director; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Associate Director of Economic Review Services; (viii) the Planning and Efficiency Manager; (ix) the Manager of Financial Performance and Relations with Investors, and (x) the Financial Risk Manager.

Its main functions are:

-	Follow up on macroeconomic variables;

-	Analyze and discuss the conditions of local and international financial markets, forecast and impact on the Bank’s structural risks;

-	Follow up and control on liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Review historical changes in and projection of the balance sheet, deviations from the budget, and comparison against the market and the competition;

-	Follow up on the bank’s excess liquidity, comparison against the market and review of stress scenarios;

-	Establish the funding strategy and the allocation of resources;

-	Define the pricing policy and lending and borrowing products;

-	Follow up on the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals.

-	Design the investment strategy and the investment of excess funds;

-	Define the strategy of investment in Public Venture Capital.

-	Historical and projected changes to the Bank’s capital position and projected dividends and analyze proposals leading to the efficient use of such capital;

-	Cause financial and other analyses to be done as necessary to optimize the performance of the above items;

-	The Finance area is responsible for analyzing and following up on the proposals submitted to the committee through the applicable commissions.

This committee will meet on a monthly basis.

▪	BBVA FRANCÉS’ SUBSIDIARIES AND AFFILIATES

1)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

2)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

3)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

4)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2016.

5)	Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6)	BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

7)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing secured loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated to the purchase, maintenance and insurance of vehicles.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

▪	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 52 branches, with the remaining 117 branches being situated in the Argentine provinces.

▪	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Middle-market Banking, which aims at providing companies with both short- and long-term financing; and Corporate & Investment Banking, an area that deals with foreign trade transactions and provides advice on mergers and acquisitions and on capital market transactions.

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

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Besides attaining the objectives laid down for such incentive, beneficiaries must remain active in the Bank as of the date of calculation and settlement, must have generated the right to collect their ordinary variable bonus for that year and they must be free from penalties for serious breaches of the Code of Conduct and other internal regulations

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

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for to be followed for interest conflict resolution.

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

It also prescribes that the director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

NOTE 23—IFRS CONVERGENCE IMPLEMENTATION PLAN

On September 30, 2016, in compliance with the instructions given by the Argentine Central Bank through its Communication “A” 5844, as amended, the Entity submitted the required recognition and measurement adjustments to reconcile the balances of assets and liabilities to the balances that would arise from applying the International Financial Reporting Standards set forth in the Argentine Central Bank’s guidelines. The Bank's Board of Directors has taken note of this report and of the progress made to date.

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

	December 31,
	2016	2015
Peso and Foreign Currency Balances	13,209,735	8,174,364

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

24.2.	Interest-bearing deposits with other banks

a)	Included in “Cash and Due from Banks” there are interest-bearing deposits with the BCRA totalling 31,268,051 and 22,584,758 as of December 31, 2016 and 2015, respectively.

b)	Included in “Loans” there are: overnight foreign bank interest-bearing deposits totalling 1,674,658 and 82,889 as of December 31, 2016 and 2015, respectively.

c)	Included in “Other Receivables from Financial Transactions” there are other interest-bearing deposits with the BCRA totalling 914,587 and 763,939 as of December 31, 2016 and 2015, respectively.

24.3.	Government securities and instruments issued by the BCRA at amortized cost

The book value and fair value of government securities and instruments issued by the BCRA at amortized cost at December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	Book value		Gross unrealized gains		Gross unrealized losses		Fair value
BCRA Bills	7,135,469	5,111,019	22,545	—	—	8,572	7,158,014	5,102,447
Argentine Treasury Bank Bills	803,648	—	146	—	—	—	803,794	—
Debt securities	100,277	—	262	—	—	—	100,539	—
Total	8,039,394	5,111,019	22,953	—	—	8,572	8,062,347	5,102,447

The amortized cost and the fair value of government securities and instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2016, by contractual maturity, were as follows:

	December 31, 2016
	Amortized cost	Fair value
Due in one year or less	7,939,117	7,961,808
Due after one year through five years	100,277	100,539
Total	8,039,394	8,062,347

24.4.	Loans

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

-	Consumer: loans granted to individuals to acquired consumer goods.

-	Credit cards: consists mainly of credit card loans.

-	Others: includes mainly pre-financing and export financing and short-term placements in foreign banks.

Under BCRA’s rules, the Bank must disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2016	2015
Government sector	98,819	66,799
Financial sector	1,991,564	1,743,165
Non-financial private sector and residents abroad	78,417,690	55,859,298
—Commercial portfolio
With self-liquidating preferred guarantees	1,148,845	1,490,002
With other preferred guarantees	1,402,969	1,259,780
Without preferred guarantees	35,137,488	19,086,272
—Consumer portfolio
With self-liquidating preferred guarantees	9,973	16,206
With other preferred guarantees	5,414,762	4,641,784
Without preferred guarantees	35,303,653	29,365,254

Less: Allowances for doubtful loans	(1,618,152)	(1,105,941)
Total	78,889,921	56,563,321

Commercial loans: at December 31, 2016 encompasses financing facilities the repayment of which were linked to the evolution of its productive or commercial activity and the original amount was above 3,600 with or without preferred guarantees. At December 31, 2015, encompasses all financing facilities, other than those not reaching an amount equivalent to 2,500, with or without preferred guarantees.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature up to an amount equivalent to 3,600 at December 31, 2016 and 2,500 at December 31, 2015, with or without preferred guarantees.

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

The following table analyzes our loan portfolio as of December 31, 2016 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

		Maturing
	Amount at December 31, 2016	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	98,819	98,819
To the financial sector	1,991,564	1,462,531	365,668	163,365	—
To the non-financial private sector and residents abroad	78,417,690	47,637,880	17,077,519	13,563,135	139,156
Overdrafts	9,801,870	6,624,123	3,059,579	118,168	—
With privileged guarantees	7,631,029	1,540,502	2,556,271	3,403,801	130,455
Credit cards	22,625,315	22,625,315	—	—	—
Other	38,359,476	16,847,940	11,461,669	10,041,166	8,701
Total	80,508,073	49,199,230	17,443,187	13,726,500	139,156
Percentage of total loan portfolio	100.00%	61.11%	21.67%	17.05%	0.17%

The Bank also tracks its loan portfolio by industry segment. At December 31, 2016 and 2015, the following industry segments represented the loan concentrations:

	As a percentage of total loans at December 31,
Industry Segment	2016	2015
Consumer	47.99%	51.28%
Other	23.87%	19.52%
Retail trade	6.20%	5.13%
Wholesale trade	4.43%	4.25%
Chemicals	3.69%	4.17%
Agricultural and livestock	3.17%	5.11%
Industrial metals	2.68%	1.31%
Financial sector	2.47%	3.02%
Food stuff	2.40%	3.20%
Transportation Material	1.98%	0.73%
Beverage	1.12%	2.28%
Total	100.00%	100.00%

Most of the Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

During 2016 certain “related-parties” of the Bank were loan customers of the Bank. As defined under BCRA’s rules, related-parties include the associated companies in which the Bank has some sort of important influence (as stated by said rules) and related persons such as any director or member of the Supervisory Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated. The historical activity in principal amounts of loans to related-parties during the fiscal years ended December 31, 2016 and 2015 are as follows:

	December 31,
	2015	2015
Balance at the beginning of the fiscal year	805,986	554,545
New Loans	5,797	264,872
Repayments	(420,182)	(13,431)
Balance at the end of the fiscal year	391,601	805,986

Total loans outstanding to these related parties at December 31, 2016 and 2015 including accrued interest, amounted to 541,330 and 986,306, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2016 and 2015, approximately 1,674,658 and 82,889 or 2.08% and 0.14% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Certain loan customers of the Bank are under court order or have entered into agreements with the Bank to satisfy their debt on basis different from the original loan terms. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge to the allowance for loan losses at the time of the restructuring.

At December 31, 2016 and 2015, non-performing loans amounted to 616,076 and 370,000, respectively. Past due loans included in the abovementioned amounts reach to 463,380 and 267,954 at December 31, 2016 and 2015, respectively.

24.5.	Allowance for loan losses

The activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2015	2015	2014
Balance at the beginning of the fiscal year	1,105,941	937,794	722,462
Provision for loan losses	1,057,807	648,207	575,510
Charge-offs	(545,596)	(480,060)	(360,178)
Balance at the end of the fiscal year	1,618,152	1,105,941	937,794

24.6.	Other receivables from financial transactions

The composition of other banking receivables by type of guarantee is as follows:

	December 31,
Description	2016	2015
With preferred guarantees	928,612	926,177
Without preferred guarantees	1,508,066	2,810,094
Allowances	(8,772)	(7,397)
	2,427,906	3,728,874

The Bank enters into spot, forward, repurchase agreements and reverse repurchase agreements, to buy or sell foreign currency (principally U.S. dollars) and Government securities. The Bank recognizes the cash, currency or security amount to be exchanged in the future as a receivable and payable, at the initial transaction date.

The assets and corresponding liabilities related to such transactions are as follows:

	December 31,
Description	2016	2015
Forward Purchases and Sales
“Notional” amount of non-deliverable forward purchases	2,623,708	5,876,854
“Notional” amount of non-deliverable forward sales	3,186,904	5,843,638
Interest rate SWAP	1,980,362	963,368
Contra credit derivatives accounts	(4,604,070)	(6,840,222)
Contra debit derivatives accounts	(3,186,904)	(5,843,638)
Non-deliverable forward transactions balances pending settlement-Receivables	34,561	33,150
Non-deliverable forward transactions balances pending settlement-Liability	6,128	1,116,953
Debtors under forward sales of foreign exchange	—	1,006,538

Repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings for trading	1,065	—
Forward purchases of instruments issued by the BCRA under repurchase agreements	134,027	—
Creditors under government securities repurchase agreements with holdings for trading	135,228	—
Debtors under reverse repurchase agreements	58,363	—
Forward sales under reverse repurchase agreements	64,872	—

Spot transactions with pending settlement
Unsettled spot securities purchases	159,263	—
Creditors under unsettled spot securities purchases	90,021	53,060
Debtors under unsettled spot securities sales	70,908	65,885
Unsettled spot securities sales	159,006	—
Unsettled spot foreign exchange purchases	—	1,009,188
Creditors under unsettled spot foreign exchange purchases	—	1,006,146
Debtors under unsettled spot foreign exchange sales	9,971	514
Unsettled spot foreign exchange sales	41,395	1,010,227
Unsettled spot Government securities purchases	190,754	108,467
Creditors under unsettled spot Government securities purchases	99,862	53,425
Debtors under unsettled spot Government securities sales	65,054	35,807
Unsettled spot Government securities sales	136,839	227,663

24.7.	Premises and equipment and other assets

24.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2016	2015
Land and buildings	50	2,455,761	725,030
Furniture and facilities	10	795,064	595,206
Machinery and equipment	3 and 5	694,855	395,428
Vehicles	5	19,102	9,573
Accumulated depreciation		(766,484)	(618,064)
Total		3,198,298	1,107,173

Depreciation expense was 246,413, 199,367 and 139,236 at December 31, 2016, 2015 and 2014, respectively.

24.7.2.	Other assets

Other assets consisted of the following at December 31, 2016 and 2015:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	Estimated useful life (years)	December 31,
Description		2016	2015
Advances to suppliers of goods		475,767	1,409,691
Construction in progress		155,203	65,617
Rent assets	50	2,152	2,200
Works of art	—	992	992
Assets acquired for secure loans	50	1,831	1,788
Stationery and office supplies	—	43,403	27,394
Land and buildings not affected by banking activities	50	240,661	54,217
Total		920,009	1,561,899

Depreciation expense was 1,530, 1,560 and 926 at December 31, 2016, 2015 and 2014, respectively.

24.8.	Intangible assets

The breakdown of goodwill account as of December 31, 2016 and 2015, is as follows:

	Estimated useful life (years)	December 31,
Description		2016	2015
Goodwill for the purchase of Volkswagen Financial Services Cía. Financiera S.A.	10	3,476	—
Total		3,476	—

Amortization expense on goodwill was 120 at December 31, 2016.

Organization and development expenses

The breakdown of organization and development account as of December 31, 2016 and 2015, is as follows:

	Estimated useful life (years)	December 31,
		2016	2015
Computer software acquisition expenses and computer programs development expenses	up to 5	238,669	143,385
Other intangible assets	up to 5	73,666	93,477
Total		312,335	236,861

The 2016 and 2015’s variations in intangible asset accounts were as follows:

	December 31,
	2015	2015
Balance at the beginning of the fiscal year	236,861	144,672
—Additions	165,408	165,613
—Decreases	—	—
—Period amortization	(86,458)	(73,424)
Balance at the end of the fiscal year	315,811	236,861

24.9.	Deposits – Other

As of December 31, 2016 it includes 11,034,426 in deposits in foreign currency in terms of the Tax Disclosure System Law No. 27,260.

24.10.	Other liabilities from financial transactions

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2016	2015
Short-term liabilities	30,648	27,902
Long-term liabilities	1,322	21,140
Total	31,970	49,042

At December 31, 2016 and 2015, accrued interests and other differences included on the above liabilities amounted to 167 and 355, respectively.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2018	1,322
Total	1,322

Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2016	2015
Short-term liabilities
Other lines of credit from local and foreign banks	1,503,268	1,863,296
Total short-term liabilities	1,503,268	1,863,296
Long-term liabilities
Other lines of credit from local and foreign banks	131	279
Total long-term liabilities	131	279
Total	1,503,399	1,863,575

Accrued interests included on the above liabilities are 94,100 and 78,636, at December 31, 2016 and 2015, respectively, and are included in the “Interest and listed-price differences accrued payable” account in the accompanying Consolidated Balance Sheets.

Maturities of the long-term liabilities in the table above for each of the following fiscal years are as follows:

Fiscal year
2019	131
Total	131

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

The balances of assets and liabilities denominated in foreign currency are as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
Description	2016	2015
Assets
Cash and due from banks	32,001,949	14,886,307
Government and private securities	1,005,979	349,419
Loans	12,318,649	3,885,787
Other receivables from financial transactions	471,332	1,229,168
Investments in other companies	4,188	3,436
Other receivables	661,416	364,435
Suspense items	1,841	1,579
Total	46,465,354	20,720,131
Liabilities
Deposits	39,719,184	12,561,577
Other liabilities from financial transactions	2,964,044	5,833,207
Other liabilities	141,672	76,312
Suspense items	12,372	4,300
Total	42,837,272	18,475,396

24.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain individual and consolidated minimum levels of equity capital (“minimum capital”). At December 31, 2016 and 2015 the consolidated minimum capital is based upon risk-weighted assets and also considers operational risk and market risk. The required consolidated minimum capital and the consolidated Bank’s capital calculated under the BCRA’s regulations are as follows:

	Required Minimum Capital	Computable Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2016	10,321,905	17,129,657	6,807,752
December 31, 2015	7,067,814	13,704,185	6,636,371

(1)	The Bank must maintain a surplus of minimum paid-in capitals amounting to at least 255,536 and 63,646 as at December 31, 2016 and 2015, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favour of the said Entity.

24.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2016, 2015 and 2014, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

24.14.	Employee benefit plans

Following a proposal from the Appointments and Salaries Committee the Board of Directors of BBVA Francés approved incentive plan which included the delivery of BBVA shares to certain executives. At December 31, 2016 and 2015 the Bank recognized 19,814 and 21,249, respectively for this concept. It had not impact under U.S. GAAP.

In addition, the Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 657,857, 475,637and 208,222 for the fiscal years ended December 31, 2016, 2015 and 2014 respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Statements of Operations.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The Bank is mainly concentrated on banking and financial services. It organizes its activities in three business segments: (i) BBVA Banco Francés S.A. (banking), (ii) PSA Finance S.A. (financial services) and (iii) Volkswagen Financial Services S.A. (financial services), which it considers a single reportable segment for reporting purposes.

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, allowances for doubtful loans, operating expenses, other expenses, total expenses, loss / gain on minority interest in subsidiaries and total net income for each of the business segments identified by the Bank’s management.

	As of December 31, 2016
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total

Total assets	146,804,631	3,154,836	1,793,244	151,752,711
Financial income	22,251,586	414,316	14,036	22,679,938
Service charge income and other income	8,949,566	429,729	38,758	9,418,053
Total income (1)	31,201,152	844,045	52,794	32,097,991
Financial expenses	(9,970,755)	(284,657)	(430)	(10,255,842)
Allowances for doubtful loans	(1,023,044)	(15,562)	(16,222)	(1,054,828)
Operating expenses	(9,456,435)	(70,397)	(30,801)	(9,557,633)
Other expenses (2)	(7,248,149)	(221,324)	(10,323)	(7,479,796)
Total expenses (3)	(27,698,383)	(591,940)	(57,776)	(28,348,099)
Results on minority interest in subsidiaries	2,334	(114,850)	6,296	(106,220)
Total net income	3,505,103	137,255	1,314	3,643,672

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of December 31, 2015
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total

Total assets	108,383,094	2,353,104	110,736,198
Financial income	16,022,362	542,417	16,564,779
Service charge income and other income	6,319,458	387,549	6,707,007
Total income (1)	22,341,820	929,966	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)
Allowances for doubtful loans	(627,854)	(9,163)	(637,017)
Operating expenses	(6,550,301)	(44,845)	(6,595,146)
Other expenses (2)	(4,805,250)	(192,814)	(4,998,064)
Total expenses (3)	(18,495,556)	(405,672)	(19,351,228)
Results on minority interest in subsidiaries	(5,681)	(130,390)	(136,071)
Total net income	3,390,583	393,904	3,784,487

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	As of December 31, 2014
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total

Total assets	71,988,196	2,300,710	74,288,906
Financial income	12,724,564	552,435	13,276,999
Service charge income and other income	4,788,023	421,777	5,209,800
Total income (1)	17,512,587	974,212	18,486,799
Financial expenses	(5,411,306)	(248,813)	(5,660,119)
Allowances for doubtful loans	(561,330)	(13,333)	(574,663)
Operating expenses	(5,569,355)	(37,742)	(5,607,097)
Other expenses (2)	(3,181,124)	(155,637)	(3,336,761)
Total expenses (3)	(14,723,115)	(455,525)	(15,178,640)
Results on minority interest in subsidiaries	2,840	(106,503)	(103,663)
Total net income	2,792,312	412,184	3,204,496

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, allowances for doubtful loans, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

As mentioned in Note 15, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of instruments issued by the BCRA, other debt obligations and Federal Government secured

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

loans. For the fiscal years ended December 31, 2016, 2015 and 2014 the Bank recorded net income from government securities for 4,528,137, 3,505,177 and 1,661,035, respectively. In addition, for the fiscal years ended December 31, 2016, 2015 and 2014, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 36,430, 15,680 and 16,454, respectively.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The Consolidated Statements of Operations presented below discloses the categories required by Article 9:

	December 31,
	2016	2015	2014
Consolidated Income Statements
Interest and fees on loans	12,881,376	9,390,136	8,188,102
Trading account interest	4,668,996	3,745,359	1,996,097
Total interest income	17,550,372	13,135,495	10,184,199
Interest on deposits	7,722,327	5,185,742	4,185,730
Interest on short-term borrowings	934,133	622,754	550,202
Interest on long-term debt	161	166	—
Total interest expense	8,656,621	5,808,662	4,735,932
Net interest income	8,893,751	7,326,833	5,448,267
Provision for loan losses	1,054,828	637,017	574,663
Net interest income after provision for loan losses	7,838,923	6,689,816	4,873,604
Service charges on deposit accounts	1,153,622	918,144	702,687
Credit card service charges and fees	6,831,485	4,805,067	3,448,494
Fees on securities activities	50,927	42,631	22,370
Other commissions	3,409,135	2,682,554	2,087,809
Income from investment in equity securities	191,430	192,666	193,304
Foreign currency gains, net	1,402,823	382,871	856,129
Gains on disposal of fixed and other assets	1,012	638	1,005
Others	1,507,185	1,111,720	990,796
Total other income	14,547,619	10,136,291	8,302,594
Consolidated Expenses Statements
Commissions	3,036,242	1,825,973	872,368
Personnel expenses	5,102,258	3,479,705	2,849,130
Fees and external administrative services	567,406	347,676	407,995
Depreciation of bank premises and equipment and other fixed assets	247,943	200,933	140,162
Business travel and development	51,789	41,208	34,365
Utilities	203,702	116,201	99,948
Advertising and promotion	377,769	241,686	232,988
Contributions and taxes	3,079,657	2,405,930	1,745,515
Maintenance and repairs	348,988	276,867	258,961
Depreciation of goodwill	120	—	—
Provision for loss contingencies	907,013	352,957	236,826
Others	2,370,113	1,702,014	1,422,720
Total other expenses	16,293,000	10,991,150	8,300,978
Income before income tax and tax on minimum presumed income expenses	6,093,542	5,834,957	4,875,220
Income tax and tax on minimum presumed income expenses	2,449,870	2,050,470	1,670,724
Net income attributable to the controlling interest	3,643,672	3,784,487	3,204,496
Results attributable to the non-controlling interest	(106,220)	(136,071)	(103,663)
Net income	3,749,892	3,920,558	3,308,159
Net income per Ordinary Share (1)	6.79	7.05	5.97

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

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2016 and 2015 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2016	2015
Assets
Cash and due from banks	16,958,056	5,385,528
Interest bearing deposits in other banks	32,182,638	23,295,999
Forward purchases and under reverse repurchase agreements	1,065	—
Unsettled spot purchases	350,017	1,117,655
Debtors under forward sales and under reverse repurchase agreements	58,363	1,006,538
Debtors under unsettled spot sales	145,933	102,206
Trading account assets	11,834,720	14,422,027
Investments securities	507,625	353,377
Loans	80,508,073	57,669,262
Allowance for loan losses	(1,618,152)	(1,105,941)
Premises and equipment	3,198,298	1,107,173
Intangible assets	315,811	236,861
Other assets	7,310,264	7,145,513
Total assets	151,752,711	110,736,198

Liabilities and Stockholders’ Equity
Interest bearing deposits	85,165,325	51,132,000
Non-interest bearing deposits	29,456,428	25,732,493
Creditors under forward purchases and under reverse repurchase agreements	141,536	1,116,953
Creditors under unsettled spot purchases	189,883	1,112,631
Forward sales and under repurchase agreements	64,913	—
Unsettled spot sales	337,240	1,237,890
Other short-term borrowings	11,805,791	10,480,247
Other liabilities	4,855,013	3,753,148
Long-term debt	1,250,114	1,084,327
Commitments and contingent liabilities	1,406,472	1,032,010
Common Stock	536,878	536,878
Other stockholders’ equity	15,923,157	13,179,485
Non-controlling interests in consolidated subsidiaries	620,141	338,136
Total liabilities and stockholders’ equity	151,752,711	110,736,198

24.17.	Off-Balance sheet financial instrument

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

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

The notional contractual amount of these instruments represents the volume of outstanding transactions and does not represent the potential gain or loss associated with the market or credit risk of such transactions. The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. The Bank reduces its exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the global policy of hedging defined by BBVA for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty defaulting on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. The Bank attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. At December 31, 2016 and 2015 the Bank entered into forward contracts and interest rate swaps for trading purposes. The notional amount of outstanding forward contracts as of the mentioned dates, are included in Note 24.6. The following table shows at December 31, 2016 and 2015 the notional value forward transactions and SWAP that fall within trading classification:

	December 31,
	2016	2015
Forward sales / purchases of foreign currency	5,810,612	11,720,492
Forward sales / purchases under repurchase and reverse repurchase agreements	199,964	—
Interest rate SWAP	1,980,362	963,368

b)	Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2016	2015
Credit lines granted (unused portion) covered by debtor classification regulations	176,296	327,251
Foreign trade acceptances and standby letters of credit	348,027	511,695
Guarantees granted	351,834	616,780

(*) A significant portion of the Bank’s guarantees as of December 31, 2016 and 2015 has a remaining maturity of less than one year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2016	2015
Self-liquidating counter guarantees	7,997	152,108
Preferred counter guarantees	11,612	26,610
Without guarantees	768,772	1,003,200

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31
	2016	2015
Checks drawn on the Bank pending clearing	1,125,465	666,247
Checks drawn against other Banks	1,436,763	1,369,765
Drafts and notes for collection	1,264,327	538,366

c)	Trust activities

See Note 10.

NOTE 25—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA’s rules followed in the preparation of the Bank’s Consolidated Financial Statements and those applicable in the United States under generally accepted accounting principles (“U.S. GAAP”). References below to “ASC” are to Accounting Standards Codification. Pursuant to the BCRA’s rules, the Bank’s Consolidated Financial Statements recognize the effects of inflation as mentioned in Note 3.2. As allowed by the U.S. Securities and Exchange Commission under item 18 of Form 20-F, the effect of inflation accounting under BCRA’s rules has not been reversed in the reconciliation to U.S. GAAP.

Under Argentine GAAP, the current financial statements has been restated in constant currency until February 28, 2003. This situation is consistent with US GAAP.

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

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax in accordance with US. GAAP:

	December 31,
Description	2016	2015	2014
Income before income tax in accordance with U.S. GAAP	6,517,425	5,270,134	4,776,916
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax provision computed at statutory rate	2,281,099	1,844,547	1,671,921
Tax exempt income	(100,654)	(71,471)	(83,221)
Donations	5,575	7,806	4,299
Non-deductible items	49,994	58,061	15,233
Other, net	39,249	1,356	10,926
Income tax computed in accordance with U.S. GAAP	2,275,263	1,840,299	1,619,158
Income tax computed in accordance with BCRA’s rules	2,449,870	2,050,470	1,670,724
Adjustments to reconcile (tax benefit) / income tax to U.S. GAAP	(174,607)	(210,171)	(51,566)
Charge for allowances on deferred tax assets	12,076	(7,887)	42,278

The “Tax exempt income” adjustment noted above principally relates to gains generated by equity investments, which were not subject to income tax (46,352, 31,070 and 48,989 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively), to the exemption established during the public debt swap transaction, by which the income generated by the Federal Government secured loans received were exempt in the income tax (622, 514 and 420 for the fiscal years ended December 31, 2016, 2015, and 2014, respectively) and gains generated in Tierra del Fuego province, which were not subject to income tax (53,679, 39,887 and 33,812 for the fiscal years ended December 31, 2016, 2015 and 2014, respectively).

“Other, net” includes other net effects, tax exempt income and non-deductible items.

The principal components of “Other, net” are explained in the table below:

	December 31,
Concept	2016	2015	2014
Non-deductible royalties	—	187	3,170
Special taxes to futures and forwards	43,757
Business travel and development non-deductible	270	341	319
Other	(4,777)	828	7,437
Other, net	39,249	1,356	10,926

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

As mentioned in Note 5.1 to the Consolidated Financial Statements, “Income tax computed in accordance with BCRA’s rules” corresponds to the Argentine GAAP income tax determined as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years. Under BCRA’s rules, income / (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items. Therefore, the deferred income tax recoverable amounting to 327,423, 6,800 and 8,400 for the fiscal years 2016, 2015 and 2014, respectively, were classified in the “Other Expense” or “Other Income” line item of the Consolidated Statement of Operations (see Notes 6.i) and 6.j), as appropriate, with the breakdown of Other Income and Other Expense accounts in accordance with BCRA’s rules.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The allowances on deferred tax assets in accordance with U.S. GAAP are shown below:

	December 31,
Description	2016	2015	2014

Accounting evolution
Initial Balance	34,391	42,278	—
Increase / (decrease)	12,076	(7,887)	42,278
Final Balance	46,467	34,391	42,278

The following table accounts for the difference between the actual tax provision under Argentine Central Bank regulations and the income tax computed in accordance with U.S. GAAP:

	December 31,
	2016	2015	2014
Income tax computed in accordance with BCRA’s rules	2,449,870	2,050,470	1,670,724
Net current Tax adjustment U.S. GAAP	(174,607)	(210,171)	(51,566)
Income tax computed in accordance with U.S. GAAP	2,275,263	1,840,299	1,619,158

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under U.S. GAAP for the fiscal year ended December 31, 2016.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with U.S. GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 327,668 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

3.	Adjustment in Deferred tax asset allowance: Existing BCRA regulations do not allow accounting for deferred tax assets. As such, we credit that valuation allowance for the same amount to offset the effect. The impact of this is therefore null on the income statement. Under U.S. GAAP, however, there is an impact on the results because under U.S. GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

Detailed below is a numeric reconciliation for a better comprehension of the above:

	December 31, 2016
Income tax computed in accordance with BCRA´s rules		2,449,870

Adjustments to reconcile tax benefit to U.S. GAAP		(174,607)

1. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	301,081
Acquisition Volkswagen Financial Services tax asset under BCRA	1,102
Deferred tax asset under BCRA (final Balance)	629,851
Adjustment to reconcile net deferred tax asset under U.S. GAAP	327,668

2. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(301,081)
Acquisition Volkswagen Financial Services tax asset under BCRA	(1,102)
Deferred tax asset under BCRA (final Balance)	(634,276)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	(332,093)

3. Adjustment	(170,182)

Total Income tax expense in accordance with U.S. GAAP		2,275,263

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Explained below are the calculations made in order to reconcile the tax determined under BCRA regulations and with the tax determined under U.S. GAAP for the fiscal year ended December 31, 2015.

1.	Adjustments to reconcile income tax (benefit) to U.S. GAAP: Reconciling items between Local GAAP Income Tax and Income Tax in accordance with U.S. GAAP are included in this adjustment.

2.	Adjustment in Deferred tax under BCRA: The adjustment includes 5,926 corresponding to the variation between the initial balance and the final balance of the “Deferred tax asset under BCRA”.

3.	Adjustment in Deferred tax asset allowance: Existing BCRA regulations do not allow accounting for deferred tax assets. As such, we credit that valuation allowance for the same amount to offset the effect. The impact of this is therefore null on the income statement. Under U.S. GAAP, however, there is an impact on the results because under U.S. GAAP it is possible to account for deferred tax assets based on the argument that such amount will eventually be recovered in the future.

Detailed below is a numeric reconciliation for a better comprehension of the above:

	December 31, 2016
Income tax computed in accordance with BCRA´s rules		2,050,470

Adjustments to reconcile tax benefit to U.S. GAAP		(210,171)

1. Deferred tax under BCRA
Deferred tax asset under BCRA (initial Balance)	295,155
Deferred tax asset under BCRA (final Balance)	301,081
Adjustment to reconcile net deferred tax asset under U.S. GAAP	5,926

2. Deferred tax asset allowance
Deferred tax asset under BCRA (initial Balance)	(295,155)
Deferred tax asset under BCRA (final Balance)	(301,081)
Adjustment to reconcile net deferred tax asset allowance under U.S. GAAP	(5,926)

3. Adjustment	(210,171)

Total Income tax expense in accordance with U.S. GAAP		1,840,299

ASC 740-10, Income Taxes: Overall requires that an allowance for deferred tax assets is needed when, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Accordingly, the Bank has assessed all available evidence to determine the amount of valuation allowance needed, including financial and tax projections. As a result, based on the weight of that evidence, the Bank reduced the valuation allowance in 587,809, 266,690 and 252,877 as of December 31, 2016, 2015 and 2014, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Deferred tax assets (liabilities) are summarized as follows:

	December 31,
Description	2016	2015	2014
Deferred tax assets:
Carry forward	12,883	9,287	10,453
Loans	136,693	36,926	58,890
Loan origination and issuance credit card’s fees	251,364	181,088	120,886
Other liabilities	18,207	20,556	355
Allowance for loss contingencies	504,242	395,181	346,015
Other	34,649	23,024	24,336
	958,038	666,062	560,935
Deferred tax liabilities:
Government and private securities valuation	(18,409)	(96,122)	(92,931)
Foreign exchange difference	(98,897)	(52,410)	(35,056)
Property, equipment and miscellaneous assets	(85,813)	(52,950)	(32,827)
Intangible assets	(148,710)	(120,152)	(57,029)
Other	(43,408)	(27,021)	(57,214)
	(395,238)	(348,655)	(275,057)
Net deferred tax asset under U.S. GAAP	562,800	317,407	285,878
Net deferred tax asset in accordance with BCRA’s rules	637,440	301,081	295,155
Net deferred tax liabilities in accordance with BCRA’s rules	(7,589)	(1,529)	—
Adjustment to reconcile net deferred tax assets to U.S. GAAP	(67,051)	17,855	(9,277)

Allowances on deferred tax assets in accordance with BCRA’s rules	(634,276)	(301,081)	(295,155)
Allowances on deferred tax assets in accordance with U.S. GAAP	(46,467)	(34,391)	(42,278)
Adjustment to reconcile Allowances on deferred tax assets to U.S. GAAP	587,809	266,690	252,877

Net deferred tax asset under U.S. GAAP – Net of allowances	516,333	283,016	243,600

The natures of the most significant components of the deferred tax asset or liability are described as follows:

▪	Government and private securities valuation: as mentioned in Note 25.4. all unlisted government and private securities and those with non-representative valuation, were adjusted at fair value, thus causing an increase/decrease in their accounting value, which does not comply with the conditions required for them to be taxable in the fiscal years ended December 31, 2016, 2015 and 2014.

▪	Loans: as regards deduction of uncollectible accounts, effective Argentine tax rules require the existence of certain uncollectibility indicators defined in the Income Tax Law (i.e.: to begin court proceedings or bankruptcy adjudication), whereas under accounting criteria uncollectibility charges are recorded on the basis of assessing the debtor’s payment capacity. Furthermore, in order to recognize the expense mentioned in tax basis, the Bank has chosen the allowance method ruled by the 133rd article form Tax Income Law Decree. In addition, it includes the difference between account and tax recognition of income of Federal Government secured loans.

▪	Loan origination and issuance credit card’s fees: deferred assets result from differences in the U.S. GAAP accounting and tax criteria used to assess expense accruals of them (Note 25.2.).

▪	Intangible assets: under tax criteria, certain assets and deferred costs are written off in full when capitalized, while under US GAAP they are amortized over their estimated useful life or contract life, as applicable.

▪	Property, equipment and miscellaneous assets: under tax criteria, PP&E depreciation is determined on values equivalent to the acquisition cost of the respective PP&E items and by the full-year-of-addition depreciation method. Under accounting criteria, depreciation is determined on values equivalent to the acquisition cost restated by inflation as explained in Note 3.2. and on the basis of the months of useful life elapsed from addition date through valuation date.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016, 2015 and 2014 the Bank (on individual basis) does not carry accumulated tax loss carry-forwards.

The adjustments required in order reconciling assets and liabilities with the U.S. GAAP, as detailed in the following notes, are shown considering their effect on the income tax. The effect of reflecting such adjustments on the Bank’s net assets causes them to increase by 520,758, 284,545 and 243,600 as of December 31, 2016, 2015 and 2014, respectively. In addition, income would have increased by 174,607, 223,984 and 9,290 as of December 31, 2016, 2015 and 2014, respectively.

The Bank understands that there is not significant uncertainty related to income tax benefits.

Tax on minimum presumed income

As of December 31, 2016, 2015 and 2014, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax for such fiscal years.

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

The effects of adjustments required to state such amounts in accordance with US. GAAP would be decreased assets by 696,451, 505,809 and 336,662 at December 31, 2016, 2015 and 2014, respectively. On the other hand, income for the fiscal years ended December 31, 2016, 2015 and 2014 would have decreased by 190,642, 169,147 and 101,306, respectively.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2016, 2015 and 2014:

	December 31,
	2016	2015	2014
—Total amount of loans considered as impaired	640,405	390,253	432,945
Amount of loans considered as impaired for which there is a related allowance for credit losses	640,405	390,253	432,945
—Reserves allocated to impaired loans	575,742	329,133	375,241
—Average balance of impaired loans during the fiscal year	574,325	414,281	391,727

Under U.S. GAAP, the activity in the allowance for loan losses for the fiscal years presented is as follows:

	December 31,
	2016	2015	2014
Balance at the beginning of the fiscal year	608,051	519,152	415,064
Provision for loan losses	640,776	568,959	464,266
Charge-offs	(545,596)	(480,060)	(360,178)
Balance at the end of the fiscal year	703,231	608,051	519,152

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

25.3.2. Impaired loans—Non-Financial Private Sector and residents abroad

ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Standard is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans over 3,600 for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

Had U.S. GAAP been applied the Bank’s assets would have increased by 914,921, 497,890 and 418,642 at December 31, 2016, 2015 and 2014, respectively. On the other hand, the income would have increased by 417,031, 79,248 and 111,244 at December 31, 2016, 2015 and 2014, respectively.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the U.S. GAAP and makes the necessary adjustments as indicated in the table below (which shows the impact on the shareholders’ equity of BBVA Francés):

	2016			2015			2014
	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.	BCRA	US GAAP	Diff.
Commercial-like consumer	62,030	28,622	33,408	86,927	81,212	5,715	88,649	80,100	8,549
Consumer	1,138,931	486,644	652,287	740,930	300,833	440,097	610,797	233,742	377,055
Commercial (sit 2-6)	10,894	18,834	(7,940)	11,435	11,564	(129)	28,512	28,512	—
Commercial (sit 1)	406,297	169,131	237,166	266,649	214,442	52,207	209,836	176,798	33,038
Total	1,618,152	703,231	914,921	1,105,941	608,051	497,890	937,794	519,152	418,642

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

The amount of refinanced transactions as of December 31, 2016 and 2015 were 721,941 and 480,852, respectively.

The total of refinancing transactions granted during 2016 amounted to 686,111, of which 79.7% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2016.

The total of refinancing transactions granted during 2015 amounted to 442,678, of which 71.1% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2015.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

Even when the information is at December 31, 2016, the loans which were restructured during the last months of the year have been outstanding less than 12 months and therefore the information shows partial values.

It is possible to observe in the table the variation of the allowances for loan losses during 2016 and 2015, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowances for loan losses increased as the level of restructurings loans increased.

2016				2015

	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,152	308,497	12,998	Consumer	12,802	247,973	8,693
Commercial	4	123,995	1,240	Commercial	9	58,749	586
	14,156	432,492	14,238		12,811	306,722	9,279

	-1 month				-1 month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,152	464,282	144,887	Consumer	12,802	338,931	91,001
Commercial	4	118,132	5,821	Commercial	9	46,303	749
	14,156	582,414	150,708		12,811	385,234	91,750

	Current month				Current month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured Loans
Consumer	14,152	556,386	172,503	Consumer	12,802	397,710	110,074
Commercial	4	129,725	5,959	Commercial	9	44,968	450
	14,156	686,111	178,462		12,811	442,678	110,523

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	14,152	435,799	115,041	Consumer	12,802	303,756	66,209
Commercial	4	126,106	2,004	Commercial	9	42,722	1,440
	14,156	561,904	117,045		12,811	346,478	67,650

Variation -12 months vs Current month			1,153.4%	Variation -12 months vs Current month			1,091.2%

Variation -1 months vs Current month			18.4%	Variation -1 months vs Current month			20.5%

Variation +12 months vs Current month			(34.4)%	Variation +12 months vs Current month			(38.8)%

During 2016 there were four restructuring transactions of commercial loans, three of them in the performing portfolio as of December 31, 2016. In 2015 there were nine restructuring transactions of commercial loans, all of them in the performing portfolio as of December 31, 2015.

As for the consumer segment, all the restructuring transactions effected during 2016 and 2015 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

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

Loans considered TDR for the years ended December 31, 2016 and 2015 were as follows:

	2016
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	8	120,087
Consumer
Personal Loans	20,132	593,847
Mortgage	27	2,060
Others	124	5,947
	20,291	721,941

	2015
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	14	34,085
Consumer
Personal Loans	18,258	427,608
Mortgage	28	3,438
Others	177	15,721
	18,477	480,852

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the years ended December 31, 2016 and 2015 were as follows:

	2016
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Commercial
Others	2	2,873
Consumer
Personal Loans	4,880	134,545
Mortgage	4	422
Others	11	1,528
	4,897	139,368

	2015
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Consumer
Personal Loans	3,568	81,506
Mortgage	3	292
Others	22	5,227
	3,593	87,025

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

- Past due loans

The tables below disclose an aging analysis of our past due loans for December 31, 2016 and 2015:

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2016
Financial sector	151	—	22,537	22,688
To non-financial private sector and residents abroad:	15,048	47,038	378,606	440,692
Discounted instruments	102		658	760
Real estate mortgage	205	14	2,230	2,449
Collateral loans	929	1,281	47,398	49,608
Consumer	11,890	8,476	108,857	129,223
Credit cards	1,721	19,519	55,613	76,853
Other	201	17,748	163,850	181,799
Total	15,199	47,038	401,143	463,380

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2015
Financial sector	243	770	28,803	29,816
To non-financial private sector and residents abroad:	12,202	19,288	206,648	238,138
Discounted instruments	1,273	—	1,104	2,377
Real estate mortgage	75	100	2,220	2,395
Collateral loans	510	450	38,852	39,812
Consumer	6,695	5,688	67,622	80,005
Credit cards	3,488	8,854	31,165	43,507
Other	161	4,196	65,685	70,042
Total	12,445	20,058	235,451	267,954

25.4.	Government and other debt securities—Available for sale

During the fiscal year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into BOGAR 2020, the face value of the corporate bonds swapped amounted to 551,230,672. The Bank held other positions in Government Securities and Instrument issued by the BCRA managed by the Asset and Liabilities Committee (ALCO).

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

At December 31, 2016 and 2015 and under BCRA regulations, the securities included in this category are carried at fair values with changes in fair value recognized in net income (see Note 3.4.2.a). The losses or (gains) recognized under U.S. GAAP for securities classified as available for sale are mainly related to realized gains (or losses) for securities at fair values under BCRA regulations (whose results are recognized as losses / gains for the fiscal year).

Under U.S. GAAP, the difference between fair value and amortized cost is recognized in Other Comprehensive Income (OCI) until the securities are realized. Therefore the results under U.S. GAAP mainly correspond to realized gains and losses from the sale of securities, plus interest income on such securities.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Had U.S. GAAP been applied the Bank’s assets would have increased by 22,953 at December 31, 2016 and would have decreased by 8,572 and 28,091 at December 31, 2015 and 2014, respectively.

The adjustments on net income comprise the effect of the securities carried at fair value with changes in income under BCRA regulations (Note 3.4.2.a), plus the effect of the instruments issued by BCRA at amortized cost (Note 3.4.2.b). Had U.S. GAAP been applied the income for the fiscal year ended December 31, 2016 would have increased by 207,541 and for the fiscal years ended December 31, 2015 and 2014 would have decreased by 503,450 and 159,000, respectively.

To such effects, the following adjustments were made:

	US GAAP stockholder equity			Result (a)			Gross unrealized Gains / (Loss) (b)			Net income (a – b)
	December 31,			December 31,			December 31,			December 31,
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Securities	22,953	(8,572)	(28,091)	31,525	19,519	(20,567)	(176,016)	522,969	138,433	207,541	(503,450)	(159,000)
Total	22,953	(8,572)	(28,091)	31,525	19,519	(20,567)	(176,016)	522,969	138,433	207,541	(503,450)	(159,000)

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2016 and 2015 are as follows:

	Government securities
	December 31,
	2016	2015
Amortized cost	10,543,918	7,894,959
Gross Unrealized Loss	(8,084)	(48,483)
Gross Unrealized Gains	217,823	434,238
Fair Value	10,753,657	8,280,714
Number of Positions	22	39

The following table shows the disclosures about investments as of December 31, 2016 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	322,312	(8,084)	—	—	322,312	(8,084)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the fiscal year ended December 31, 2016 related to the following reasons:

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

Constitutional protection actions:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

At December 31, 2003 the Bank recorded an asset for the difference in nominal terms between the deposits at the free market exchange rate at the moment of each payment compared to the book value of 1.40 pesos per dollar plus CER to that date. This asset was amortized in 60 monthly instalments as from April 2003. At December 31, 2016 the Bank cancelled this type of operations and the only ones that we had were related with the demand stood in a way by the holders of mutual funds shares.

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied the Bank’s assets would have decreased by 15,567, 50,001 and 37,043 at December 31, 2016, 2015 and 2014, respectively. On the other hand the income would have increased by 34,434 at December 31, 2016 and would have decreased by 12,958 and 6,009 at December 31, 2015 and 2014, respectively.

25.6.	Investment in other companies

At December 31, 2016, 2015 and 2014, the Bank accounted for the investment in the Buenos Aires Stock Exchange at the market value at that date. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied the Bank’s assets would have decreased by 61,455, 18,388 and 7,038 at December 31, 2016, 2015 and 2014.

In addition, there are a number of companies which are under 20% and they were valued by the equity method in accordance with BCRA’s rules. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied the Bank’s assets would have decreased by 141,599, 80,527 and 54,716 at December 31, 2016, 2015 and 2014, respectively.

On the other hand, the income would have decreased by 104,139, 37,161 and 12,075 for the fiscal years ended December 31, 2015 and 2014, respectively due to the effect of the differences mentioned in the preceding paragraphs.

25.7.	Vacation expense

The cost of vacations earned by employees is generally recorded by the Bank when the absence occur. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied the Bank’s liabilities would have increased by 1,180, 434 and 531 at December 31, 2016, 2015 and 2014, respectively. In addition, the income for the fiscal year ended at December 31, 2016 and 2014 would have decreased by 746 and 107, respectively and would have increased by 97 at December 31, 2015.

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 3,826,555 and 2,574,378 at December 31, 2016 and 2015, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 495,950 and 2,226,399 at December 31, 2016 and 2015, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

25.10.	Technical Valuation – Inflation adjustments

A technical revaluation (inflation adjustments) of the Bank’s properties was made in 1981 to eliminate relative price distortions generated by the hyper inflation then prevailing in Argentina. This revaluation was recorded in the “Adjustments to stockholders’ equity” caption. Under BCRA’s rules, when an asset which had been revalued is sold at a loss, the loss is recorded directly to “Adjustments to stockholders’ equity” to the extent of the original revaluation. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the fiscal years ended December 31, 2016, 2015 and 2014. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Stockholders’ Equity” caption has not been modified.

25.11.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 348,027 and 511,695 at December 31, 2016 and 2015, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 24.16.).

25.12.	Fair Value of Financial Instruments

(i)	The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Such standard also establishes a scheme for determining fair values. In accordance with this pronouncement, BBVA Francés has categorized its financial instruments based on the priority of the inputs to the valuation technique, into some of the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

Assets and liabilities valued at their fair recurrent value as of December 31, 2016 and 2015 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	2,964,611	1,737,508	—	4,702,119
- Holding booked at fair value	2,567,423	1,737,508	—	4,304,931
- Instruments issued by the BCRA	242,289	—	—	242,289
- Investments in listed private securities	154,899	—	—	154,899

Other receivables from financial transactions	514,186	—	—	514,186
- Instruments to be received for spot and forward purchases to be settled	485,109	—	—	485,109
- Non-deliverable forward transactions balances to be settled	29,077	—	—	29,077

Liabilities
Other liabilities from financial transactions	407,489	—	—	407,489
- Instruments to be delivered for spot and forward sales to be settled	402,153	—	—	402,153
- Non-deliverable forward transactions balances to be settled	5,336	—	—	5,336

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and private securities

Holdings booked at amortized cost: fair value for these securities was taken to be equal to the present value of future cash flows discounted at the average year-end market interest rates for securities of similar interest rate, credit risk and maturity at December 31, 2016 and 2015. These assets are classified in Level 2.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Loans and receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2016 and 2015. These assets are classified in Level 2 and 3.

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

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2016 and 2015 (more than 99% considering the contractual terms in effect as of such dates) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date. These liabilities are classified in Level 2.

Other liabilities from financial transactions

As of December 31, 2016 and 2015, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These liabilities are classified in Level 1 and 2.

Off-Balance sheet

Commitments to extend credit, standby letter of credit, guarantees granted and foreign trade acceptances (see Note 24.17.).

It is estimated that the differential, if any, between the fee charged, which is equivalent to the carrying amount, by the Bank for these transactions and the average December 31, 2016 and 2015 market fee would not give rise to a material variance from the carrying amount.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The following is a summary of carrying amounts and estimated fair values of financial instruments at December 31, 2016 and 2015:

	December 31,
	2016		2015
	Carrying Amount (4)	Estimated Fair Value	Carrying Amount (4)	Estimated Fair Value
Financial assets
Cash and due from banks	48,226,107	48,226,107	27,970,286	27,970,286
Government and private securities (1)	12,738,809	12,761,762	14,422,191	14,413,669
Loans (2)	78,889,921	76,360,728	56,563,321	53,648,136
Other receivables from financial transactions (3)	2,427,906	2,443,044	3,728,874	3,727,225
Receivables from financial leases	2,046,971	2,046,971	2,407,451	2,407,451
Investments in other companies	507,625	507,625	353,377	353,377
	144,837,339	142,346,237	105,445,500	102,520,144
Financial liabilities
Deposits	114,621,753	114,621,753	76,864,493	76,864,493
Other liabilities from financial transactions (3)	13,785,682	13,833,079	15,032,048	15,032,639
	128,407,435	128,454,832	91,896,541	91,897,132

(1)	Includes the effect described in Note 25.4.
(2)	Includes the effects described in Note 25.3.2.
(3)	Includes the effects described in Note 25.14.
(4)	Under BCRA’s rules.

Following, we disclose the financial assets and liabilities at December 31, 2016 and 2015 by levels:

	December 31, 2016
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Level 4
Financial assets
Cash and due from banks	48,226,107	48,226,107	—	—	48,226,107
Government and private securities	12,738,809	2,964,611	9,797,151	—	12,761,762
Loans	78,889,921	—	63,500,785	12,859,943	76,360,728
Other receivables from financial transactions	2,427,906	2,095,164	347,880	—	2,443,044
Receivables from financial leases	2,046,971	—	2,046,971	—	2,046,971
Investments in other companies	507,625	—	507,625	—	507,625
	144,837,339	53,285,882	76,200,412	12,859,943	142,346,237
Financial liabilities
Deposits	114,621,753	—	114,621,753	—	114,621,753
Other liabilities from financial transactions	13,785,682	11,625,795	2,207,284	—	13,833,079
	128,407,435	11,625,795	116,829,037	—	128,454,832

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31, 2016
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Level 4
Financial assets
Cash and due from banks	27,970,286	27,970,286	—	—	27,970,286
Government and private securities	14,422,191	7,771,086	6,642,583	—	14,413,669
Loans	56,563,321	—	41,238,318	12,409,818	53,648,136
Other receivables from financial transactions	3,728,874	3,525,792	201,433	—	3,727,225
Receivables from financial leases	2,407,451	—	2,407,451	—	2,407,451
Investments in other companies	353,377	—	353,377	—	353,377
	105,445,500	39,267,164	50,843,162	12,409,818	102,520,144
Financial liabilities
Deposits	76,864,493	—	76,864,493	—	76,864,493
Other liabilities from financial transactions	15,032,048	13,226,556	1,806,083	—	15,032,639
	91,896,541	13,226,556	78,670,576	—	91,897,132

25.13.	Goodwill

▪	On May 4, 1998 the General and Special Stockholder’s Meeting approved (to be effective on April 30, 1998) the reversal of the shares issuance premium in the amount of 428,661 related to the capital increase with face value 25,000 thousand paid in on December 19, 1997, and bearing up to 428,661 of the Business Goodwill from the acquisition of 71.754% of the capital stock of Banco de Crédito Argentino S.A. The mentioned reversal is not allowed in accordance with US. GAAP. Under US. GAAP, the Bank should recognize the issuance premium under “Issuance premiums” and capitalize the related amount under Intangible Assets.

The effect of adjustments required to state such amounts in accordance with U.S. GAAP would have increased assets by 254,882 at December 31, 2016, 2015 and 2014.

▪	On May 13, 1999, BBVA (majority owner of BBVA Francés) acquired Corp Banca and Atuel Fideicomisos S.A. and on September, 13, 1999, BBVA sold its interests in both companies to BBVA Francés. For the difference between the definitive price of the transaction and the incorporation value of both companies, the Bank recognized goodwill and amortized it in proportion to the months of estimated useful life (120-month period). Under U.S. GAAP, the Bank would be required to account for the acquisition of the mentioned companies at BBVA’s book balance. Had U.S. GAAP been applied the Bank’s assets would have increased by 54,695 at December 31, 2016, 2015 and 2014.

▪	ASC 350-20, Intangibles-Goodwill and Other: requires that goodwill is no longer amortized, but is subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. In 2001 the Bank had recognized an impairment loss and wrote off the entire balance of the U.S. GAAP goodwill. Had U.S. GAAP been applied the Bank’s assets would have decreased by 309,577 as of December 31, 2016, 2015 and 2014.

▪	As detailed in Notes 3.4.13 and 19, the business combination of Volkswagen Financial Services Compañía Financiera S.A. was booked for the carryover book value of such company. Additionally, at the acquisition date, the Bank recognized the difference between the book value of the net equity acquired and the total amount paid as a goodwill. Such goodwill is being amortized over 10 years useful life.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest to be accounted for applying the purchase method. The assets acquired and liabilities assumed are measured based on their estimated fair values as of the acquisition date. Then, a goodwill is recognized as the difference, if any, between the fair value of the net assets acquired and the total consideration given.

Management believes that the effect of this difference is not material to the Bank´s Consolidated Balance Sheets taken as a whole.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

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

Had U.S. GAAP been applied, our stockholders’ equity would have decreased by 33,103 and 32,906 at December 31, 2016 and 2015, respectively and would have increased by 8,813 at December 31, 2014. On the other hand, income would have decreased by 197 and 41,719 for the fiscal years ended December 31, 2016 and 2015, respectively and would have increased by 26,366 for the fiscal year ended December 31, 2014.

In Note 24.17.a), it is explained in detail the derivate instruments used by the Bank and the valuation methods of these instruments were explained in Notes 3.4.8. and 3.4.14.

25.15.	Loss contingencies

As of December 31, 2015, the Bank had raised a provision for 48,567 for penalties enforced against it, to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank requiring to book a provision for 100% of the amounts of penalties even if deems judicial or administrative action to suspend payment and whatever the status of the case. Notwithstanding, the Bank did not expect any adverse financial impacts in this respect.

Under U.S. GAAP, a provision should be raised when it is probable that a liability had been incurred at the date of the financial statements. Had U.S. GAAP been applied the Bank´s liabilities would have decreased by 48,817 at December 31, 2016. On the other hand, income for the fiscal year ended December 31, 2016 would have decreased by 48,817.

25.16.	Non-controlling interests in consolidated subsidiaries

The Bank exhibits its non-controlling interests in consolidated subsidiaries like a caption outside its equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied the Bank’s Stockholders’ Equity would have increased by 640,291, 353,017 and 295,380 at December 31, 2016, 2015 and 2014, respectively. In addition, income for the fiscal years ended at December 31, 2016, 2015 and 2014 would have increased by 109,418, 57,637 and 84,859, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

25.17.	Set forth below are the significant adjustments to consolidated net income and consolidated stockholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income
		Years ended December 31,
	Ref.	2016	2015	2014
Net income in accordance with BCRA attributable to controlling interests		3,643,672	3,784,487	3,204,496
Deferred taxes	25.1	(146,512)	210,171	(12,487)
Allowances on deferred tax assets	25.1	321,119	13,813	21,777
Loan origination and issuance credit card’s fees	25.2	(190,642)	(169,147)	(101,306)
Impaired loans-Non Financial Private Sector and residents abroad loans	25.3.2	417,031	79,248	111,244
Government and other debt securities – Available for sale	25.4	207,541	(503,450)	(159,000)
Gain contingencies	25.5	34,434	(12,958)	(6,009)
Investment in other companies	25.6	(104,139)	(37,161)	(12,075)
Vacation expense	25.7	(746)	97	(107)
Accounting for Derivative Instruments and Hedging Activities	25.14	(197)	(41,719)	26,366
Loss contingencies	25.15	(48,817)	48,817	—
Non-controlling interests in consolidated subsidiaries	25.16	109,418	57,637	84,859
Net income in accordance with U.S. GAAP		4,242,163	3,429,835	3,157,758
Net income per share in accordance with U.S. GAAP attributable to controlling interests		7.70	6.28	5.72
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		0.20	0.11	0.17
Net income per share in accordance with U.S. GAAP		7.90	6.39	5.89
Weighted average number of shares outstanding (in thousands)		536,878	536,878	536,878

		Consolidated Net Income
		Years ended December 31,
	Ref.	2016	2015	2014
Stockholders’ equity in accordance with BCRA attributable to controlling interests		16,460,035	13,716,363	10,331,876
Deferred taxes	25.1	(67,051)	17,855	(9,277)
Allowances on deferred tax assets	25.1	587,809	266,690	252,877
Loan origination and issuance credit card’s fees	25.2	(696,451)	(505,809)	(336,662)
Impaired loans-Non Financial Private Sector and residents abroad loans	25.3.2	914,921	497,890	418,642
Government and other debt securities valuation – Available for sale	25.4	22,953	(8,572)	(28,091)
Gain contingencies	25.5	(15,567)	(50,001)	(37,043)
Investment in other companies	25.6	(203,054)	(98,915)	(61,754)
Vacation expense	25.7	(1,180)	(434)	(531)
Accounting for Derivative Instruments and Hedging Activities	25.14	(33,103)	(32,906)	8,813
Loss contingencies	25.15	—	48,817	—
Non-controlling interests in consolidated subsidiaries	25.16	640,291	353,017	295,380
Consolidated Stockholders’ equity in accordance with U.S. GAAP		17,609,603	14,203,995	10,834,230

As discontinued operations turned insignificant, the Bank decided to discontinue the separately reporting since fiscal year 2016. Prior years’ information has been revised to reflect this change in reporting.

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31,
	2016	2015	2014
Assets	155,974,903	111,713,362	76,039,348
Liabilities	138,365,300	97,509,367	65,205,118

25.18.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income
	Year ended December 31,
	2016	2015	2014
Financial income	22,888,144	16,061,329	13,134,896
Financial expenses	(10,255,842)	(7,162,875)	(5,660,119)
Allowances for doubtful loans	(632,515)	(558,089)	(469,031)
Service charge income	8,066,212	5,923,039	4,573,496
Service charge expenses	(3,933,108)	(2,420,780)	(1,329,085)
Operating expenses	(9,558,881)	(6,595,005)	(5,607,191)
Loss on minority interest in subsidiaries	(2,071)	(73,993)	—
Other income	734,903	566,860	510,792
Other expenses	(789,417)	(470,352)	(376,842)
Income before income tax	6,517,425	5,270,134	4,776,916
Income Tax	(2,275,263)	(1,840,299)	(1,619,158)
Total consolidated income	4,242,163	3,429,835	3,157,758
Comprehensive income
Net income in accordance with U.S. GAAP	4,242,163	3,429,835	3,157,758
Other comprehensive (loss) / income, net of tax (1)	(114,410)	339,930	89,981
Comprehensive net income in accordance with U.S. GAAP	4,127,752	3,769,765	3,247,739

(1)       See Note 25.19.

25.19.	Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2016, 2015 and 2014:

Tax effects on Other Comprehensive Income / (Loss)

	December 31, 2016			December 31, 2015			December 31, 2014
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains / (losses) on securities	(176,016)	61,606	(114,410)	522,969	(183,039)	339,930	138,433	(48,452)	89,981

Other comprehensive income gain/(loss)	(176,016)	61,606	(114,410)	522,969	(183,039)	339,930	138,433	(48,452)	89,981

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2016			December 31, 2015			December 31, 2014
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	250,740	250,740	—	(89,190)	(89,190)	—	(179,171)	(179,171)

Current-fiscal year change	—	(114,110)	(114,110)	—	339,930	339,930	—	89,981	89,981

Ending balance	—	136,330	136,330	—	250,740	250,740	—	(89,190)	(89,190)

25.20.	Cash flows information

As explained in Note 3.4.20., under BCRA’s rules, the Bank considers certain loans to financial sector as cash equivalents. These cash equivalents include some investments with original maturities greater than three months which would not qualify as cash equivalents under ASC 230-10, Statements of Cash Flows: Overall as they were acquired when they had maturities over three months. In any case, all investments that would qualify as cash equivalents are required to be treated as cash equivalents under U.S. GAAP. In this respect, for U.S. GAAP purpose, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted ASC 230-10.

For purposes of the accompanying statement of cash flows the Bank considers, under ASC 230-10, cash and due from banks to be cash and cash equivalents.

The following supplemental cash flow information separately presents the effect of exchange rate changes on cash:

	December 31,
	2016	2015	2014
Cash and cash equivalents at the end of the fiscal year	48,226,107	27,970,286	12,559,464
Cash and cash equivalents at beginning of the fiscal year	27,970,286	12,559,464	12,880,744
Increase / (Decrease) in cash and cash equivalents	20,255,821	15,410,822	(321,280)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash provided by operating activities	29,145,265	21,661,663	1,814,805
Cash (used) / provided in investing activities	(2,473,496)	(1,946,853)	2,120,715
Cash used in financing activities	(3,159,161)	(1,140,987)	(693,313)
Effect of exchange rate changes on cash	(3,256,787)	(3,163,001)	(3,563,487)
Increase / (Decrease) in cash and cash equivalents	20,255,821	15,410,822	(321,280)

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall, including the adjustments in Note 25.17 (instead of including the cash flow statement under U.S. GAAP):

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

	December 31, 2016
	BCRA GAAP	Adjustments		US GAAP
Net income / (loss)	3,749,892	492,271		4,242,163
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	326,478	—		326,478
Allowances for doubtful loans and special reserves, net of reversals	855,507	(417,031	)(1)	438,476
Income tax	2,449,870	(174,607	)(2)	2,275,263
Equity loss of unconsolidated subsidiaries	191,430	104,139	(3)	295,569
Foreign exchange differences	3,256,787	—		3,256,787
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	18,315,301	(4,772	)(4)	18,310,529
Net cash provided by operating activities	29,145,265			29,145,265

(1)	Adjustment to Note 25.3.2
(2)	Adjustment to Note 25.1
(3)	Adjustment to Note 25.6
(4)	Others

	December 31, 2015
	BCRA GAAP	Adjustments		US GAAP
Net income / (loss)	3,920,558	(490,723)		3,429,835
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	267,742	—		267,742
Allowances for doubtful loans and special reserves, net of reversals	343,491	(79,248	)(1)	264,243
Income tax	2,050,470	(223,984	)(2)	1,826,486
Equity loss of unconsolidated subsidiaries	49,915	37,161	(3)	87,076
Foreign exchange differences	3,163,001	—		3,163,001
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	11,866,486	756,794	(4)	12,623,280
Net cash provided by operating activities	21,661,663			21,661,663

(1)	Adjustment to Note 25.3.2
(2)	Adjustment to Note 25.1
(3)	Adjustment to Note 25.6
(4)	Others

	December 31, 2014
	BCRA GAAP	Adjustments		US GAAP
Net income / (loss)	3,308,159	(150,401)		3,157,758
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	198,523	—		198,523
Allowances for doubtful loans and special reserves, net of reversals	218,236	(111,244	)(1)	106,992
Income tax	1,670,724	(9,290	)(2)	1,661,434
Equity loss of unconsolidated subsidiaries	54,776	12,075	(3)	66,851
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(3,635,613)	258,860	(4)	(3,376,753)
Net cash provided by operating activities	1,814,805			1,814,805

(5)	Adjustment to Note 25.3.2
(6)	Adjustment to Note 25.1
(7)	Adjustment to Note 25.6
(8)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

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

b)       ASU 2015-17, Balance Sheet Classification of Deferred Taxes

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

c)       ASU 2016-02, Leases

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

d)       ASU 2016-13, Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available for sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The amendments in this ASU are effective for annual periods beginning after December 15, 2019. Early application of this ASU is permitted.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended December 31, 2016, 2015 and 2014

Stated in thousands of Pesos

The Bank is currently assessing the impact that the adoption of this standard will have on its financial condition and results of operations. In general, the Bank anticipates that the application of the expected credit losses model will result in earlier recognition of credit losses for the respective items.

e)       ASU 2016-15, Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for annual periods beginning after December 15, 2017. Early application of this ASU is permitted.

The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Letter of Deloitte & Co. S.A. dated April 19, 2017 regarding change in the Bank’s independent registered public accounting firm

(*) Incorporated by reference to the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 10, 2015.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Francés.